Form 20-F
period 2016-12-31
Bank of N.T. Butterfield & Son Ltd
filed 2017-02-28
CIK 1653242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

December 31, 2016
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .
For the transition period from ___________________________ to ___________________________

Commission file number: 001-37877

The Bank of N.T. Butterfield & Son Limited
(Exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

65 Front Street, Hamilton, HM 12 Bermuda
(Address of principal executive offices)

Shaun Morris, 65 Front Street, Hamilton, HM 12 Bermuda
Telephone: (441) 295-1111; Fax: (441) 292-4365
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
voting ordinary shares of par value BM$ 0.01 each	New York Stock Exchange Bermuda Stock Exchange
Bermuda Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2016, there were 53,284,872 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes ☒No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐Yes ☒No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒Yes ☐No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒Yes ☐No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer☐ Accelerated filer☐ Non-accelerated filer☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP☒
International Financial Reporting Standards as issued by the International Accounting Standards Board☐
Other☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐Item 17 ☐Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
☐Yes ☒No

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable	N/A
Item 2	Offer Statistics and Expected Timetable	Not Applicable	N/A
Item 3	Key Information	Explanatory Note	iii
		Risk Factors	26
		Selected Consolidated Financial and Other Data	17
		Dividend Policy	41
Item 4	Information on the Company	Information on the Company	1
		Supervision and Regulation	94
Item 4A	Unresolved Staff Comments	Not Applicable	N/A
Item 5	Operating and Financial Review and Prospects	Management's Discussion and Analysis of Financial Condition and Results of Operations	42
Item 6	Directors, Senior Management and Employees	Management	105
		Major Shareholders and Related Party Transactions	111
Item 7	Major Shareholders and Related Party Transactions	Major Shareholders and Related Party Transactions	111
Item 8	Financial Information	Reports of Independent Registered Public Accounting Firms	F- 2
		Consolidated Financial Statements and Notes to the Consolidated Financial Statements	F- 3
Item 9	The Offer and Listing	Market Information	40
Item 10	Additional Information	Management	105
		Dividend Policy	41
		Supervision and Regulation	94
Item 11	Quantitative and Qualitative Disclosures about Market Risk	Risk Management	83
Item 12	Description of Securities other than Equity Securities	Not Applicable	N/A
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None	N/A
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Material Modifications to the Rights of Security Holders and Use of Proceeds	118
Item 15	Controls and Procedures	Disclosure Controls and Procedures	119
Item 16A	Audit Committee Financial Expert	Management - Audit Committee	105
Item 16B	Code of Ethics	Management - Code of Conduct and Ethics and Whistleblower Policy	105
Item 16C	Principal Accountant Fees and Services	Principal Accountant Fees and Services	120
Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable	N/A
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Issuer Purchases of Equity Securities	121
Item 16F	Changes in or Disagreements with Accountants	Not Applicable	N/A
Item 16G	Significant Differences in Corporate Governance Practices	Management - Foreign Private Issuer Status	105
Item 16H	Mine Safety Disclosure	Not Applicable	N/A

i

	Item Caption	Location	Page
Part III
Item 17	Financial Statements	See Item 18	N/A
Item 18	Financial Statements - Prepared Using a Basis of Accounting Other than IFRS	Consolidated Financial Statements and Notes to the Consolidated Financial Statements	F- 3
Item 19	Exhibits	Exhibits	III - 1

EXPLANATORY NOTE

In this report, unless the context indicates otherwise, the term:

•	"Bank" or "Butterfield" refers to:

•	The Bank of N.T. Butterfield & Son Limited;

•	"BMA" refers to:

•	The Bermuda Monetary Authority;

•	"Board" refers to:

•	The board of directors of the Bank;

•	"IPO" refers to:

•	Our initial public offering of 12,234,042 common shares completed on September 21, 2016;

•	"common shares" refers to:

•	The voting ordinary shares of par value BM$ 0.01 each in the Bank;

•	"we", "our", "us", "the Company" and "the Group" refer to:

•	The Bank and its consolidated subsidiaries.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this report, references to “BMD”, “BM$”, or “Bermuda Dollars” are to the lawful currency of Bermuda, and “USD”, “US$”, “$” and “US Dollars” are to the lawful currency of the United States of America. The Bermuda Dollar is pegged to the US Dollar on a one‑to‑one basis and therefore, for all periods presented, BM$1.00 = US$1.00.
Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
Our consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 have been audited, as stated in the report appearing herein, by PricewaterhouseCoopers Ltd., Bermuda, and are included in this report and are referred to as our audited consolidated financial statements. We have prepared these financial statements in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
We believe that the non‑GAAP measures included in this report provide valuable information to readers because they enable the reader to identify the financial measures we use to track the performance of our business and guide management. Furthermore, these measures provide readers with valuable information regarding our core activities, which allows for a more meaningful evaluation of relevant trends when considered in conjunction with measures calculated in accordance with US GAAP. Non‑GAAP measures used in this report are not a substitute for US GAAP measures and readers should consider the US GAAP measures as well. For more information on non‑GAAP measures, including a reconciliation to the most directly comparable US GAAP financial measures, see “Selected Consolidated Financial Data — Reconciliation of Non‑GAAP Financial Measures”.
INDUSTRY AND MARKET DATA
Some of the discussion contained in this report relies on certain market and industry data obtained from third‑party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications and third‑party forecasts in conjunction with our assumptions about our markets. While we believe the industry and market data to be reliable as of the date of this report, this information is subject to change based on various factors, including those discussed under the headings “Cautionary Note Regarding Forward‑Looking Statements” and “Risk Factors” in this report.
TRADEMARKS AND SERVICE MARKS
We own or have rights to trademarks and service marks for use in connection with the operation of our business, including, but not limited to, the word Butterfield. All other trademarks or service marks appearing in this report that are not identified as marks owned by us are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this report are listed without the ®, (TM) and (sm) symbols, but we will assert, to the fullest extent under applicable law, our applicable rights in these trademarks, service marks and trade names.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY AND
A FOREIGN PRIVATE ISSUER

As a company with less than $1.0 billion in revenues during our last fiscal year, we are an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies.
As an emerging growth company:

•
we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•
we may provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to foreign private issuers and emerging growth companies, which means we do not have to include a compensation discussion and analysis and certain other disclosure regarding our executive compensation; and

•	we are not required to seek a nonbinding advisory vote on executive compensation or golden parachute arrangements.
We have elected to take advantage of the scaled disclosure requirements and other relief described above in this report and may take advantage of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (1) the end of the fiscal year during which we have total annual gross revenues of $1.0 billion or more, (2) the end of the fiscal year following the fifth anniversary of the completion of our IPO, (3) the date on which we have, during the previous three‑year period, issued more than $1.0 billion in nonconvertible debt and (4) the end of the fiscal year, after we have been subject to the requirements of Section 13(a) or 15(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of 12 calendar months and have filed at least one annual report pursuant to those sections, in which the market value of the Bank’s equity securities that are held by non‑affiliates exceeds $700 million as of June 30 of that year. We are expected to cease to qualify as an emerging growth company on December 31, 2017.
In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We do not intend to take advantage of this extended transition period, which means that the financial statements included in this report, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies.
We are a foreign private issuer, and so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to US domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•
the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, or current reports on Form 8‑K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.
We are, however, required to file an annual report on Form 20‑F within four months of the end of each fiscal year. In addition, we have published and intend to continue to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases related to financial results and material events have been and will continue to be furnished to the SEC on Form 6‑K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by US domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you, were you investing in a US domestic issuer. For additional discussion on our foreign private issuer status, see “Management — Foreign Private Issuer Status”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations or assumptions regarding the future of our business, future plans and strategies, our operational results and other future conditions. Forward-looking statements can be identified by words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectation concerning, among other things, our results of operations, financial condition, capital and liquidity requirements, prospects, growth, strategies and the industry in which we operate.
There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the "Risk Factors" section of this annual report, which include, but are not limited to, the following:

•	changes in economic and market conditions;

•	changes in market interest rates;

•	our access to sources of liquidity and capital to address our liquidity needs;

•	our ability to attract and retain customer deposits;

•	our ability to effectively compete with other financial services companies and the effects of competition in the financial services industry on our business;

•	our ability to successfully execute our business plan and implement our growth strategy;

•	our ability to successfully manage our credit risk and the sufficiency of our allowance for credit loss;

•	our ability to successfully develop and commercialize new or enhanced products and services;

•	our ability to transact business in EU countries in the aftermath of Brexit;

•	damage to our reputation from any of the factors described in this section, in "Risk Factors" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations";

•	our reliance on appraisals and valuation techniques;

•	our ability to attract and maintain qualified employees and key executives;

•	our reliance on third-party vendors;

•	our reliance on the effective implementation and use of technology;

•	our ability to identify and address cyber-security risks;

•	the failure or interruption of our information and communications systems;

•	the effectiveness of our risk management and internal disclosure controls and procedures;

•	our ability to maintain effective internal control over financial reporting;

•	the likelihood of success in, and the impact of, litigation or regulatory actions;

•
the complex and changing regulatory environment in which we operate, including any changing regulatory requirements and restrictions placed on us by our principal regulator, the BMA, and other regulators, as well as our ability to comply with regulatory schemes in multiple jurisdictions; and

•	the incremental costs of operating as a public company.
These factors should not be construed as exhaustive and should be read with the other cautionary statements in this annual report.
Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.
Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this report speaks only as of the date of such statement. Except to the extent required by applicable law, we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

v

INFORMATION ON THE COMPANY
Overview
We are a full service bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through six geographic segments: Bermuda, the Cayman Islands, and Guernsey, where our principal banking operations are located; and The Bahamas, Switzerland, and the United Kingdom, where we offer specialized financial services. We offer banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In our Bermuda and Cayman Islands segments, we offer both banking and wealth management. In our Guernsey, Bahamas, and Switzerland segments, we offer wealth management. In our United Kingdom segment, we offer residential property lending.
For the year ended December 31, 2016 we generated $406.0 million in net revenue before provision for credit losses and other gains/losses ("Net Revenue"). Our total net revenue by each of our six geographic segments for the years ended December 31, 2016, 2015 and 2014 are as follows:

	For the year ended
In millions of $	2016	2015	2014
Net Revenue
Bermuda segment	$231.4	$202.5	$201.0
Cayman Islands segment	$121.0	$105.8	$91.9
Guernsey segment	$39.0	$43.1	$46.1
United Kingdom segment	$6.0	$19.3	$26.4
Bahamas segment	$4.7	$5.3	$5.5
Switzerland segment	$3.8	$3.4	$2.5
Our Net Revenue for the year ended December 31, 2016 consisted of 57% from our Bermuda segment, 30% from our Cayman Islands segment, 10% from our Guernsey segment, 1% from our United Kingdom segment, and 1% from each of our Bahamas and Switzerland segments. As of December 31, 2016, we had $11.1 billion in total assets, $3.6 billion in net loans, $10.0 billion in customer deposits (67% USD deposits, 18% USD-pegged deposits), $98.0 billion of trust assets under administration ("AUA"), and $4.7 billion of assets under management ("AUM").
In our Bermuda and Cayman Islands segments, our bank provides a full range of retail and corporate banking services to individuals, local businesses, captive insurers, reinsurance companies, trust companies, and hedge funds. The key products we offer include personal and business deposit services, residential and commercial mortgages, small and medium-sized enterprise and corporate loans, credit and debit card suite, merchant acquiring, mobile / online banking, and cash management. With seven branches and 51 ATMs as of December 31, 2016, we have a 39% Bermudian Dollar ("BMD") deposit market share in Bermuda and a 35% local deposit market share in the Cayman Islands as of December 31, 2015 based on data from the Bermuda Monetary Authority ("BMA") and the Cayman Islands Monetary Authority ("CIMA"), respectively.
In all of our segments except the United Kingdom, we offer wealth management to high net worth and ultra-high net worth individuals, family offices, and institutional and corporate clients. Our wealth management platform has three lines of business: trust, private banking, and asset management.
The trust business line, which utilizes specialists in each of our geographic areas, meets client needs in estate and succession planning, administration of complex asset holdings, and efficient coordination of family affairs. In addition, the business provides pension and employee benefits services for multinational corporations, as well as services that involve administration of and fiduciary responsibility for customized trust structures holding a wide range of asset types including financial assets, property, business assets, and art. As of December 31, 2016, trust AUA totaled $98.0 billion.
Our private banking business line offers access to a suite of services, targeted toward high net worth individuals, trusts, and family offices, that can be customized to each client's needs and preferences and delivered as part of a coordinated strategy by a dedicated private banker. We provide clients in our Bermuda, Cayman Islands, and Guernsey segments with an integrated model that combines traditional wealth management with banking, lending, cash management, foreign exchange services, custody and access to asset management and trust professionals within Butterfield. We also provide our clients with immediate access to their account information through the use of internet banking. As of December 31, 2016, total deposits and loans in our private banking business were $3.3 billion and $0.9 billion, respectively.
Our asset management business line provides a broad range of portfolio management services to institutional and private clients. Our target client base includes institutions such as pension funds and captive insurance companies with investable assets over $10 million and private clients such as high net worth individuals, families, and trusts with investable assets over $1 million. Our principal services include discretionary investment management, managed portfolio services, money market, and mutual fund offerings. We also offer advisory and self-directed brokerage options. Over 90% of the business's discretionary investment mandates call for balanced growth to conservative allocations. We focus on delivery of reasonable appreciation with an emphasis on capital preservation. The Bank relies on well-recognized and leading third parties to provide research and investment management expertise, while our own services are concentrated on portfolio construction and managing client relationships. We also provide customized reporting to meet specific needs of our major clients. As of December 31, 2016 our asset management AUM were $4.7 billion.
From 2012 to 2016, our GAAP net income to common shareholders and our core net income to common shareholders (‘‘Core Net Income to Common’’) had compound annual growth rates (‘‘CAGRs’’) of 67% and 35%, respectively(1). These results were achieved despite a low interest rate environment. We attribute this financial performance to the attractive markets in our segments, leading position in those markets, strong operating discipline, conservative balance sheet deployment, and ability to grow our award-winning wealth management business. Our earnings generation has allowed us to build capital to return to shareholders and invest strategically, both organically and through acquisitions, to further enhance the growth prospects of our Company. We aim to continue to build excess capital in the future, which we can redeploy into growing our business and return to shareholders.

The following charts show the trajectory of our performance from 2012 to 2016:

GAAP Net Income to Common ($ in millions)	GAAP Earnings per Common Share Fully Diluted

Core Net Income to Common ($ in millions)[1]	Core Earnings per Common Share Fully Diluted[2]

(1)
Core Net Income to Common is a non-GAAP financial measure that is calculated by adjusting net income for income or expense items which management considers not to be representative of the ongoing operations of our business and preference share dividends, guarantee fees and premiums paid on preference share buybacks and redemptions. For a reconciliation of Core Net Income to Common to GAAP net income to common, see "Selected Consolidated Financial and Other Data – Reconciliation of Non-GAAP Financial Measures".

(2)
Core Earnings per Common Share Fully Diluted is a non-GAAP financial measure that is calculated by dividing Core Earnings to Common by the weighted average shares outstanding. For a reconciliation of Core Earnings per Common Share Fully Diluted to GAAP earnings per share, see "Selected Consolidated Financial and Other Data – Reconciliation of Non-GAAP Financial Measures".

Our History
The origin of The Bank of N.T. Butterfield & Son Limited traces back to 1758, to the founding of the trading firm of Nathaniel Butterfield. In 1858, our company was established as a bank in Bermuda and has been instrumental to the local economy ever since. The Bank was later incorporated under a special act of the local Parliament in 1904. In the 1960s, as international businesses began contributing substantially to Bermuda's economy, we developed services to meet their needs. In 1967, we opened offices in the Cayman Islands and by the 1980s had expanded our operations to include retail banking, investment management, and fund administration. In 1973, we opened our Guernsey office in order to provide customers with access to the Pound Sterling after Bermuda's departure from the British Sterling zone. In addition to being Bermuda's first bank, we have a long history of innovating financial services on the island: we opened the first ATMs in Bermuda in the 1980s and launched Bermuda's first internet banking service in 2001. In 1971, we listed our common shares on the Bermuda Stock Exchange under the ticker symbol "NTB.BH".
In 2016, we listed our common shares on the New York Stock Exchange under the ticker symbol "NTB". In 2008 and 2009, as a result of the global financial crisis, we realized losses attributable primarily to US non-agency mortgage backed securities in our investment portfolio, as well as write-downs on local market hospitality loans. To raise capital to offset these losses, the Bank executed a $200 million preference share offering in June 2009. In 2009 and 2010, we implemented a comprehensive restructuring plan for the Company: we hired a new management team, de-risked our balance sheet, and raised $550 million of common equity from a group of investors that included Carlyle Global Financial Services and related entities (collectively, "The Carlyle Group" or "Carlyle") and Canadian Imperial Bank of Commerce ("CIBC"), as well as existing shareholders. As part of the transaction, we launched a rights offering of $130 million on April 12, 2010, so as to allow the pre-transaction shareholders to participate in the recapitalization of the Company. The rights offering, which closed on May 12, 2010, was fully subscribed to, and the proceeds were used to repurchase shares from the recapitalization investors. As a result, the recapitalization investors' total investment was reduced to $420 million.
Since our restructuring, we have pursued a strategy to focus on our core strengths in banking and wealth management. We have executed upon our strategy by streamlining the Company's operations through exiting non-core markets, repositioning our balance sheet, investing in efficiency initiatives, and continuing to invest in our core business lines to grow both organically and through acquisitions. By following this strategy, we have significantly improved our financial results including growing Core Earnings to Common every year since 2011 and have been able to initiate a capital return policy for investors. The following items were key steps in executing our strategy:

•	In 2010, we sold our operations in Hong Kong and Malta, and in 2012, we sold our operations in Barbados as they were no longer consistent with our strategy.

•	In 2010, we sold $820 million of asset-backed securities to cleanse our investment portfolio.

•	In 2013, we implemented an annual cash dividend of $0.40 per year plus a $0.10 per year special dividend.

•
In 2014, we completed two acquisitions, which allowed us to both expand and complement our existing business lines: Legis Group Holdings' Guernsey-based trust and corporate services business, as well as a significant portion of HSBC's corporate and retail banking business in the Cayman Islands.

•
In April 2015, CIBC sold its 19% ownership stake. We repurchased and retired 8 million shares for a total of $120 million, and The Carlyle Group purchased CIBC's remaining 2.3 million shares and subsequently sold them to other existing investors.

•
In December 2015, we repositioned our balance sheet to better match the duration of our assets and liabilities and to reclassify a portion of our Available for Sale ("AFS") portfolio as Held to Maturity ("HTM").

•
In February 2016, we commenced an orderly wind-down ("OWD") of our UK operations. We exited our private banking and asset management operations in our UK segment, but retain our UK high net worth mortgage lending business. The OWD was largely completed by the end of 2016 with the change in the business operations to mortgage lending services and the change of name from UK operations to Butterfield Mortgages Limited. The excess capital in the UK was released early in 2017, which we intend to invest in other areas of our business.

•
In April 2016, we completed an acquisition of HSBC's Bermuda trust business and private banking investment management operations that added $1.6 billion of deposits to our balance sheet. As part of the transaction, HSBC also entered into an agreement to refer its existing private banking clients to Butterfield.

•
In September 2016, we successfully completed a $288 million initial public offering and listing on the New York Stock Exchange, through which we raised approximately $126 million in net primary proceeds.

•
In December 2016, we redeemed and canceled all of our issued and outstanding preference shares, which had a book value of $183 million, removing approximately $16 million of annual preference dividend and guarantee fees. We also repurchased for cancellation the outstanding warrant from the Government of Bermuda, removing a potentially dilutive instrument.

Our Markets
Our two largest segments are Bermuda and the Cayman Islands. As of December 31, 2016, 59% of our total assets were held by our Bermuda segment and 29% by our Cayman Islands segment. Bermuda is our largest segment by number of employees, and we are the country's largest independent bank. As of December 31, 2016, our Bermuda segment had $6.8 billion of assets, $50.1 billion of trust AUA and $3.4 billion of AUM, and our Cayman Islands segment had $3.4 billion of assets, $4.0 billion of trust AUA and $0.8 billion of AUM.

The charts below provide the geographic distribution of our Net Revenue for the year ended December 31, 2016.

Segment Distribution of Net Revenue
2016 Net Revenue: $406.0 million

Bermuda is a leading international financial center and a global hub for reinsurers, captive insurers, and other multi-national corporations. Foreign currency assets held by local banks totaled $18 billion in 2015, more than three times gross domestic product ("GDP") for the same period. According to a 2015 report from the Federal Insurance Office of the US Department of the Treasury, Bermuda is the domicile for 15 of the world's 40 largest reinsurance groups and accounts for 11% of global reinsurance premiums written and 15% of global property & casualty reinsurance premiums written. Bermuda's captive insurance market includes approximately 750 captive insurers according to a 2015 report by the BMA. Home to a population of approximately 66,000, the country had the second highest GDP per capita income in the world in 2015 at approximately $92,500 and a nominal GDP of $5.7 billion according to The Economist.
The Cayman Islands is also a leading international financial center, serving as the leading domicile for hedge funds globally and the second largest domicile (after Bermuda) for captive insurers globally. Total deposits held by banks equaled $12 billion as of 2015, or more than three times GDP for 2015. As of December 31, 2016, there were 10,586 regulated mutual funds registered in the Cayman Islands with 106 mutual fund administrators according to CIMA. We hold business relationships with approximately 650 funds, fund administrators, and related entities. Home to a population of approximately 60,000, the country had a 2015 GDP per capita of approximately $56,100 and a nominal GDP of $9.2 billion according to the Cayman Islands' Annual Economic Report.
The table below highlights the relative position of Bermuda and the Cayman Islands compared to the US and UK based on several macroeconomic factors:

Comparison of Selected 2015 Macroeconomic Indicators(1)

	Bermuda	Cayman Islands	USA	UK
GDP per Capita (in thousands of $)	$92.5	$56.1	$55.9	$44.2
Unemployment	7.0%	4.2%	5.3%	5.4%
Consumer Price Inflation	1.4%	(2.3)%	0.1%	0.1%
___________________

(1)	Source: The Economist, 2015 Bermuda Labour Force Survey Executive Report, and The Cayman Islands' Labour Force Survey Report Fall 2015
The international trust market is primarily concentrated in select jurisdictions, including Bermuda, the Cayman Islands, Guernsey, Hong Kong, Jersey, Singapore, and Switzerland. The leading international trust law firms serve as key introducers of clients to Butterfield and are the primary source of new business. Trust clients often hold assets that are international in nature, and as a result, performance of trust businesses is not generally linked to performance of the domestic economies where clients are served.
The private banking market in Bermuda, the Cayman Islands, and Guernsey is composed largely of resident high net worth individuals meeting minimum deposit and/or loan thresholds. Clients are introduced to the private bank through Butterfield's retail banking operation upon reaching the appropriate deposit or loan threshold, Butterfield's trust and asset management arms, as well as through external introducers. Although locally based, private banking clients often hold international assets, and as a result, business performance is not necessarily correlated to the domestic economies where clients are served.
Our asset management business line operates in Bermuda, the Cayman Islands, and Guernsey. As of December 31, 2016, 73% of our AUM was in Bermuda, 18% was in the Cayman Islands, 8% was in Guernsey. In Bermuda and the Cayman Islands, a majority of our institutional and private clients are domestic from a domicile perspective while a majority of our clients in Guernsey are tied to our trust business and are international in nature.

Our Competitive Strengths
Leading Bank in Attractive Markets
We are a leading bank in Bermuda with a 39% market share in BMD deposits and a 36% market share in BMD loans, respectively, as of December 31, 2015 (Source: BMA). In the Cayman Islands, we have a 35% market share in local deposits and a 25% market share in local mortgages as of December 31, 2015 (Source: CIMA). The Bermuda and Cayman Islands banking markets have historically been characterized by a limited number of participants and significant barriers to entry. In addition, these markets provide us with access to several attractive customer bases: in retail banking, we serve local residents and businesses; in corporate banking, we serve captive insurers, hedge funds, middle-market reinsurers, and other corporates; and in wealth management, we serve private trust clients and ultra-high net worth and high net worth individuals and families. Our market share, scale, history, and brand in our Bermuda and Cayman Islands segments have enabled us to achieve our strategic objectives, including lending at attractive margins, attracting low cost, sticky deposits, and growing our wealth management business, all of which have driven our earnings and capital generation.
Strong Capital Generation and Return
Since our recapitalization, we have streamlined our business by exiting non-core markets, executing on various operating efficiency initiatives, shifting the risk profile of our loan and securities portfolios, running off our legacy loan and securities portfolios, and deploying our excess capital in the form of dividends and share repurchases. Our return on equity for 2016 of approximately 9% and our Core ROATCE for 2016 of approximately 21% were driven by a number of factors, including: significant fee income with historically low capital requirements, low cost deposits, a high yielding loan portfolio, a conservative capital efficient securities portfolio, and our operations in corporate income tax neutral jurisdictions. As a result, our business generated core net income in 2016 well in excess of that needed to execute our organic balance sheet growth strategy.

Return on Equity	Core ROATCE[1]
____________________________

(1)
Core ROATCE is a non-GAAP financial measure that is calculated by dividing core earnings to common shareholders by average tangible common equity. Average tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. For more information on the non-GAAP financial measures, see "Selected Consolidated Financial and Other Data — Reconciliation of Non-GAAP Financial Measures."

Growth Opportunities
We expect that, all else being equal, a rising rate environment would increase our net interest income before provision for credit losses because an increase in our cost of deposits would lag an increase in yield of our securities and loans. In addition, a significant portion of our deposits are non-interest bearing (24% as of December 31, 2016), and as a result, a portion of our funding is insensitive to rising rates. Our non-interest bearing deposit balances have historically exhibited low correlation with interest rates, a behavior that we attribute in part to a sizeable client base that utilizes our bank for cash management purposes. Potential changes to our net interest income in hypothetical rising and declining rate scenarios, measured over a 12-month period, are presented in the chart below (these projections assume parallel shifts of the yield curves occurring immediately and no changes in other potential variables):

Net Interest Income Sensitivity

A down 100 basis points interest rate shock shows a reduction in projected 12-month net interest income of 8.9% from the flat scenario. The loss of income is driven by lower loan and investment yields, which more than offset reduced rates paid on deposits. Mitigating against the loss of income is the potential to charge negative interest rates on deposits (which we currently do in some instances) and certain loans that have rate floors.

In addition, we are well-positioned as an acquirer of certain businesses, primarily in wealth management. Our acquisition strategy seeks to capitalize on opportunities created by international financial institutions that have faced operating issues requiring them to simplify their businesses. We consider a wide range of potential acquisition opportunities, and we have a well-defined, disciplined approach to identifying potential acquisition targets across numerous criteria including: geography, business alignment, size, timing, quality, buyer universe and financial hurdles. Our recent focus has been primarily on the private trust business where we have expertise, scale and a strong brand.

In 2014, we completed two acquisitions that allowed us to both expand and complement our existing businesses: In April 2014, we completed the acquisition of Legis Group’s Guernsey-based trust and corporate services business. The transaction enhanced the scale of our international trust capabilities and fortified our position as a leading player in Guernsey. In November 2014, we acquired select deposits and loans in the Cayman Islands from HSBC. At close, the transaction added approximately $0.5 billion of customer deposits with an average cost of 0.12%, and $144 million of loans.

In April 2016, we acquired HSBC’s Bermuda trust business and private banking investment management operations. HSBC also entered into an agreement to refer its existing private banking clients to Butterfield. This acquisition added over $18.9 billion of trust AUA, $1.3 billion of AUM, and $1.6 billion of deposits.

Efficient Balance Sheet and Visible Earnings
Our relationship-driven business model and international corporate clientele have allowed us to develop a sticky deposit base with historically low funding costs. We believe our customers’ deposit activity has historically been inelastic to deposit pricing given the nature of corporate activity and competition in retail deposit taking in our segments. From 2012 to 2016, customer deposits have grown at a compound annual growth rate (‘‘CAGR’’) of approximately 14% in Bermuda and 12% in the Cayman Islands, taking into account the HSBC Cayman acquisition in November 2014 that added $0.5 billion of new deposits, and the April 2016 acquisition of HSBC’s Bermuda trust business and private banking investment management operations that added $1.6 billion of new deposits. As of December 31, 2016, we had $10.0 billion in deposits at a cost of
0.12%, of which 24% were non-interest bearing demand deposits, 58% were interest bearing demand deposits with a weighted-average cost of 0.07%, and 18% were term deposits with a weighted-average cost of 0.47% and an average maturity of 80 days. We believe the market conditions in Bermuda and the Cayman Islands will allow us to continue to benefit from favorable deposit pricing.

The following chart shows customer deposit trends for 2012 to 2016:

Deposit Balance and Funding Costs ($ in billions)

Historically, the markets in which we operate generate fewer loans than deposits, which has led us to take a conservative approach to managing our balance sheet. We accomplish this by maintaining a large cash balance and investing in high quality and liquid securities. The following chart illustrates our asset composition as of December 31, 2016:

Balance Sheet Composition - Total Assets ($ in billions)

As of December 31, 2016, 19% of our balance sheet was cash and cash equivalents, which included cash and demand deposits with banks, unrestricted term deposits, certificates of deposits, and treasury bills with a maturity less than three months.

In addition to maintaining a large cash balance, we also have a large securities investment portfolio. We have a disciplined investment portfolio selection process and invest in highly rated securities. We also seek to ensure that our portfolio remains liquid across market cycles: 79% of our portfolio was invested in US government treasuries and mortgage-backed securities issued by US governmental agencies. Our investment strategy aims to align the interest rate risk profile of our assets and liabilities — as of December 31, 2016, the average duration of our AFS investment portfolio was 2.5 years, the average duration of our HTM investment portfolio was 6.3 years, and the average duration of our total investment portfolio was 3.4 years. As of December 31, 2016, the total value of our AFS investment portfolio was $3.3 billion, and the total value of our HTM investment portfolio was $1.1 billion.

The following charts show the composition of our investment portfolio by rating and asset type as of December 31, 2016:

Investment Portfolio - Rating	Investment Portfolio - Asset Type

The combination of our significant cash and securities portfolios helps drive our capital efficient balance sheet, with risk-weighted assets equal to 39% of our total assets and a Basel III total capital ratio of 17.6%, each as of December 31, 2016.

Our loan underwriting process requires that we complete a full credit assessment of every customer prior to committing to a loan, which we believe has resulted in a high quality loan portfolio. Our lending markets do not have secondary markets for loans and as such we hold all of our originated loans on our balance sheet. In 2015 and 2016, net charge-offs represented 0.2% and 0.3%, respectively, of average loans. As of December 31, 2016, our non-accrual loan balance was $48.5 million, or 1.3% of total loans, and 84% of our loans past due were full recourse residential mortgages. As of December 31, 2016, our loan portfolio consisted of 94% floating-rate loans and 6% fixed-rate loans.

The following chart shows the segment composition of our loan portfolio as of December 31, 2016:

Loan Portfolio Composition - Geography

Our loan portfolio has exhibited stability over time. The following chart shows loan portfolio trends for 2012 to 2016:

Loan Balance and Yield ($ in bilions)

$4.0
$4.1
$4.1
$4.0
$3.6
7%
2%
10%
19%
4.74%
62%
7%
2%
11%
18%
4.65%
62%
6%
3%
11%
18%
4.71%
62%
5%
6%
9%
17%
4.63%
63%
5%
3%
10%
17%
4.78%
65%
2012
2013
2014
2015
2016
Residential
Commercial Real Estate
Other Commercial
Government
Consumer
Loan Yield

The domestic lending markets in Bermuda and the Cayman Islands have a limited number of participants and significant barriers to entry. 65.2% of our loan balances were residential mortgages as of December 31, 2016. These loans are attractive for a number of reasons. The average yield on new retail residential mortgage originations in our Bermuda and Cayman segment in the fourth quarter of 2016 was 4.47%, which we believe is consistent with other firms that compete in our markets. In addition, our mortgages have exhibited predictable cash flows, with historically negligible refinancing activity due to high costs to refinance in Bermuda and the Cayman Islands. Finally, our mortgages have historically benefited from a manual underwriting process, low LTVs (68% of residential loans below 70% LTV as of December 31, 2015), and a full recourse system in Bermuda and the Cayman Islands.

We have also generated balanced sources of non-interest income from a well-diversified customer base. For the five year period ended December 31, 2016, our non-interest income is evenly split between banking which consists of banking and foreign exchange revenue, and wealth management, which consists of trust, asset management, and custody and other administration services. The wealth management non-interest income stream is not directly correlated with the performance of our banking business. For example, the typical trust we manage generates a relatively constant fee stream on an annual basis throughout its life. In addition, because fee revenue in our wealth management business lines is primarily driven by the size of our clients’ assets and holdings, which are generally diversified across multiple geographies, the performance of these businesses is not typically linked to the economies of our local markets. Non-interest income represented 36% of our total Net Revenue in 2016, and contributed materially to the Company’s high Core ROATCE and excess capital generation as limited capital is required for our fee income business.

The following charts show our various sources of non-interest income for the year ended December 31, 2016:

Non-Interest Income[1]
2016 Non-Interest Income: $147.5 million / 36.3% of Net Revenue

_____________
(1) Foreign exchange revenue represents income generated from client-driven transactions in the normal course of business. We do not engage in proprietary trading.

Strong Leadership with Deep Knowledge of Our Domestic and International Markets
Our management team has extensive and varied experience managing banking and financial services firms. We believe that our management team’s reputation and performance track record gives us an advantage in executing our organic growth and acquisition strategies.

Name	Title	Joined Butterfield	Prior Experience	Years of Experience
Michael Collins	Chief Executive Officer	2009	COO of HSBC Bermuda	31
Michael Schrum	Chief Financial Officer	2015	CFO of HSBC Bermuda	21
Daniel Frumkin	Chief Risk Officer	2010	CRO of Retail Banking at RBS	30
Robert Moore	Group Head of Trust	1997	Senior Manager of International Private Banking with Lloyds	38
Michael Neff	Group Head of Wealth Management	2011	Global Head of Wealth Management at RiskMetrics	29

In addition to his role as CEO, Michael Collins serves as a member of our Board. Barclay Simmons, our Non-Executive Chairman since 2015, joined our Board in 2011 and was named Vice Chairman in 2012. We have seven additional non-executive directors, who bring to the Bank a diverse array of experiences in the financial services industry from across the globe.
Our Strategy
Butterfield is both a leading banking business in Bermuda and the Cayman Islands and a growing, award-winning, and international wealth management business with operations in Bermuda, the Cayman Islands, Guernsey, The Bahamas, and Switzerland. Our strategy focuses on maintaining our leading banking position in Bermuda and the Cayman Islands while continuing to grow scale in our wealth management business across our core geographies. The key components of our strategic plan are:
Banking
Leverage Our Leading Market Position
We seek to remain a leading bank in Bermuda and the Cayman Islands in terms of local deposit and lending market share by continuing to provide excellent service, employ a high-quality work force, and offer a competitive product suite to our customers.

Improve Operating Efficiency
Our banking business operates in geographies with high operational costs. We carefully manage our cost structure to improve efficiency through the deployment of technology and continuous process improvement. We expect continued investments in core banking systems and expansion of electronic channels in Bermuda and the Cayman Islands, as well as upgrades in Guernsey, to result in improved operational efficiency.
Wealth Management
Leverage Relationships with Key Introducers
We have over 70 years of experience providing sophisticated trust services and an award-winning brand and we believe that our reputation and expertise are well-recognized by industry insiders, including the leading international trust law firms. These firms act as a key source of new business for trust services. We plan to leverage our relationships with key introducers to continue to grow our company and build our brand, as well as invest in the further development of our technical expertise and multi-jurisdictional offering. Our recent trust acquisitions have grown the size and reach of our business. As we continue to grow through organic and inorganic means, we believe that our business will increasingly benefit from referrals by key introducers.
Utilize Multi-Jurisdictional Offerings to Attract Client Base
We seek to take advantage of our presence, seasoned trust officers, and product offerings in key international financial centers in Bermuda, the Cayman Islands, Guernsey, The Bahamas, and Switzerland to attract our target client base. International trust law varies across different jurisdictions, and our multi-jurisdictional presence enables us to cater to a variety of client preferences from a geographical perspective. In recent years, we have experienced increased demand for trust services from our European, Asian, Latin American, and Middle Eastern clients. We view our trust business line as an opportunity for further growth.
Emphasize Strong Client Relationships
Our primary focus is to build strong client relationships using our knowledge of the local market and combining our banking and wealth management services to meet the financial needs of our customers. We believe our experience in building strong, long-term client relationships in our wealth management business will enable us to retain our existing clients and attract additional trust, private banking, and asset management business from them, as well as receive referrals to potential new clients. In addition, our wealth management business sources customers and benefits from the strong relationships we have in our banking business.
Expand Revenues from Client Relationships Across Our Wealth Management Services
We believe that there is an opportunity to increase the revenues generated from client relationships across our wealth management business lines. For example, we seek to create personal banking and wealth management relationships with the professionals for whom we provide corporate banking services. In addition, trust relationships, which are very long lived, can present opportunities for use of other Butterfield services at different stages of a trust's lifecycle or to meet needs of family members outside the trust itself.
Client relationships from our recent acquisitions represent another area of opportunity to expand Butterfield services and products for high net worth customers and certain corporate and institutional clients. Through the acquisition of HSBC's Bermuda trust business and private banking investment management operations, we migrated 285 new relationships and $1.6 billion of deposits onto our platform.
Improve Operating Efficiency
We continue to identify areas where we can improve cost efficiency without impacting our quality of client service. Past initiatives have included implementation of one global Trust Administration system across segments, implementation of a new custody system, consolidation of our trading operations, and reduction in our fund administration expenses through consolidation.
Pursue Prudent Acquisitions to Increase Scale
We intend to continue pursuing acquisitions aligned with existing business operations, in particular to increase the scale of our trust business line. The fragmented nature of the market, with approximately 500 trust companies operating in key international financial centers, and recent sales of subsidiaries by several international financial institutions have created a favorable environment for companies with the resources and expertise to act as effective consolidators. We believe that our management team has developed a rigorous approach for conducting due diligence and efficiently integrating acquired businesses to meet our internal financial hurdles. In addition, we may pursue acquisitions of other wealth management businesses, including private banking businesses, and we plan to continue to opportunistically analyze potential acquisitions as a means of capital deployment.
Corporate Information
We are a local company incorporated under the laws of Bermuda, incorporated on October 22, 1904, pursuant to the Butterfield Act. We are registered with the Registrar of Companies in Bermuda under registration number 2106. Our registered office and principal executive offices are located at 65 Front Street, Hamilton, HM 12, Bermuda. Our agent for service of process in the United States is C T Corporation System, 111 Eighth Avenue, New York, New York 10011. Our telephone number is (441) 295-1111. We maintain a website at www.butterfieldgroup.com. Neither this website nor the information on or accessible through this website is included or incorporated in, or is a part of, this report.
Summary Risk Factors
Any of the factors set forth under "Risk Factors" may limit our ability to successfully execute our business strategy. Among these important risks are the following:

•
Adverse economic and market conditions, in particular in Bermuda and the Cayman Islands, have in the past resulted in and could in the future result in lower revenue, lower asset quality, increased provisions and lower earnings.

•
Unlike geographically more diversified banks, our business is concentrated primarily in Bermuda and the Cayman Islands, and we may be more affected by a downturn in these markets than more diversified competitors.

•
A decline in the residential real estate market, in particular in Bermuda, could increase the risk of loans being impaired and could have an adverse effect on our business, financial condition or results of operations.

•	The value of the securities in our investment portfolio may decline in the future.

•	Fluctuations in interest rates and inflation may negatively impact our net interest margin and our profitability.

•
We depend primarily on deposits to fund our liquidity needs; if we are unable to effectively manage our liquidity across the jurisdictions in which we operate, our business, financial condition or results of operations could be adversely affected.

•	We face competition in all aspects of our business, and may not be able to attract and retain wealth management, trust and banking clients at current levels.

•
We could fail to attract, retain or motivate highly skilled and qualified personnel, including our senior management, other key employees or members of the Board, which could adversely affect our business;

•	Our controls and procedures may fail or be circumvented, which could have an adverse impact on our business, financial condition or results of operations.

•	Volatility levels and fluctuations in foreign currency exchange rates may affect our business, financial position and results of operations.

•	Our international business model exposes us to different and possibly conflicting regulatory schemes across multiple jurisdictions.

•	US withholding tax and information reporting requirements imposed under the Foreign Account Tax Compliance Act may apply.

•	Fulfilling public company financial reporting and other regulatory obligations in the United States is expensive, time-consuming and may strain our resources.

•
The uncertainty resulting from the recent vote by the UK electorate in favor of a UK exit from the European Union ("EU"), as well as changes in US legislation, regulation and government policy as a result of the 2016 US presidential and congressional elections, could adversely impact our business, financial condition and results of operations.

•	We operate in a complex regulatory environment and legal and regulatory changes could have a negative impact on our business, financial condition or results of operations.

•	Changes in US tax laws could cause the insurance and reinsurance industry to relocate from Bermuda, which could have an adverse effect on our business, financial condition and results of operations.

•	Provisions of Bermuda law and our bye-laws could adversely affect the rights of our shareholders or prevent or delay a change in control.

•	Bermuda law differs from the laws in effect in the United States and might afford less protection to shareholders.

Our International Network and Group Structure
The following map presents the several geographic regions in which our business operates:
The following chart presents our corporate structure, indicating our principal subsidiaries as of December 31, 2016:

Bermuda
Cayman
Guernsey
UK
The Bahamas
Switzerland
The Bank of N.T. Butterfield & Son Limited
Butterfield Asset Management Limited
Butterfield Securities (Bermuda) Limited
Grosvenor Trust Company Limited
Butterfield Trust (Bermuda) Limited
Bermuda Trust Company Limited
BerNom Nominees Limited
Compass Services Limited
Butterfield Bank (Cayman) Limited
Butterfield Trust (Cayman) Limited
Butterfield Bank (Guernsey) Limited
Butterfield Trust (Guernsey) Limited
Moulinet Trustees (Guernsey) Limited
Legis T & C Holdings Limited
Legis Trust & Corporate Administration Limited
Butterfield Mortgages Limited
Butterfield Trust (Bahamas) Limited
Butterfield Trust (Switzerland) Limited

Bermuda
The Bank itself is licensed in Bermuda to provide banking services and wealth management services. Through its wholly owned Bermuda subsidiary Butterfield Asset Management Limited it provides asset management services and through its wholly owned Bermuda subsidiaries Butterfield Trust (Bermuda) Limited and Bermuda Trust Company Limited it provides corporate trustee, fiduciary and corporate administration services. Bermuda Securities (Bermuda) Limited provides investment advisory and listing sponsor services.
Cayman Islands
Butterfield Bank (Cayman) Limited, a wholly owned subsidiary of the Bank, provides banking services and its subsidiary Butterfield Trust (Cayman) Limited provides trustee, fiduciary and corporate administration services.

Guernsey
Butterfield Bank (Guernsey) Ltd. is a wholly owned subsidiary of the Bank and provides private banking, custody and administered banking services. Butterfield Trust (Guernsey) Ltd. is a subsidiary of Butterfield Bank (Guernsey) Limited. and provides trustee and fiduciary services.
Bahamas
Butterfield Trust (Bahamas) Limited is a wholly owned subsidiary of the Bank and provides trust and fiduciary services.
Switzerland
Butterfield Holdings (Switzerland) Limited is a wholly owned subsidiary of the Bank and provides investment services and through its subsidiary Butterfield Trust (Switzerland) Limited provides trust and fiduciary services.
United Kingdom
Butterfield Mortgages Limited is a wholly owned subsidiary of the Bank and provides residential property lending services.
Competition
The financial services industry and each of the markets in which we operate are competitive. We face strong competition in gathering deposits, making loans and obtaining client assets for management. We compete, both domestically and internationally, with globally oriented asset managers, retail and commercial banks, investment banking firms, brokerage firms and other investment service firms. Due to the trend toward consolidation in the global financial services industry, our larger competitors tend to have broader ranges of product and service offerings, increased access to capital, and greater efficiency. Larger financial institutions may also have greater ability to leverage increasing regulatory requirements and investment in expensive technology platforms. We also face competition from non-banking financial institutions. These institutions have the ability to offer services previously limited to commercial banks. In addition, non-banking financial institutions are not subject to the same regulatory restrictions as banks, and can often operate with greater flexibility and lower cost structures.
The Bermuda banking segment currently consists of four licensed banks and one licensed deposit-taking institution including one large subsidiary of an international bank, HSBC, and three domestic institutions, including Bermuda Commercial Bank and Clarien Bank. In the Cayman Islands, the Bank is one of six Class 'A' full service retail banks licensed to conduct business with domestic and international clients. There are also five non-retail Class 'A' banks and 148 limited service Class 'B' banks, including Cayman National and subsidiaries of international banks, such as RBC. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds. We view HSBC in Bermuda and RBC in the Cayman Islands as our most significant competitors.
In our wealth management business line, we face competition from local competitors as well as much larger financial institutions including financial institutions that are not based in the markets in which we operate. Revenues from the trust and wealth management business depend in large part on the level of assets under management, and larger international banks may have higher levels of assets under management.
In our trust business line, we face competition primarily from other specialized trust service providers. There are approximately 500 trust companies in the main international financial centers, and many of our competitors in this sector offer fund administration and corporate services work alongside private client fiduciary services.
Competition for deposits is also affected by the ease with which customers can transfer deposits from one institution to another. Our cost of funds fluctuates with market interest rates and may be affected by higher rates being offered by other financial institutions. Our management believes that our most direct competition for deposits comes from international and domestic financial services firms that target the same customers as the Bank.
Deposits
We are a deposit-led institution with leading market share in our primary segments: Bermuda and the Cayman Islands. We strive to maintain deposit growth and to maintain a strong liquidity profile through a significant excess of deposits over loans through market cycles.
Our deposits are generated principally by our banking business line, which offers retail and corporate checking, savings, and term deposits through our segments in Bermuda, the Cayman Islands and Guernsey. In addition, wealth management, through its private banking business line, also provides deposit services to high net worth and ultra-high net worth clients in those same geographic segments. As of December 31, 2016, our Bermuda, Cayman Islands and Guernsey segments contributed $5.9 billion, $3.0 billion and $1.0 billion, respectively, to our total customer deposit base. Deposits from all other segments totaled $0.1 billion as of December 31, 2016.
Total deposits as of December 31, 2016 were $10.0 billion, up 9.3% over total deposits as of December 31, 2015. Customer demand deposits, which include checking, savings and call accounts, totaled $8.2 billion, or 81.9% of customer deposits, as of December 31, 2016, compared to $7.7 billion, or 84%, as of December 31, 2015. Customer term deposits totaled $1.8 billion as of December 31, 2016. The cost of funds on total deposits improved from 21 basis points in 2015 to 12 basis points as of December 31, 2016 as a result of an increase in non-interest bearing deposits and small rate decreases in some jurisdictions, as well as the full repayment of the UK segment deposits, which carried a relatively higher cost than other jurisdictions.
Lending
We offer a broad set of lending offerings including residential mortgage lending, automobile lending, credit cards consumer financing, and overdraft facilities to our retail customers, and commercial real estate lending, commercial and industrial loans, and overdraft facilities to our commercial and corporate customers. These offerings are provided to our retail, commercial, and private banking clients in our key jurisdictions including Bermuda and the Cayman Islands. We also offer residential mortgage lending through our private banking business in Guernsey and to our high net worth and ultra-high net worth clients in the UK. Our loan portfolio, net of allowance for credit losses stood at $3.6 billion as of December 31, 2016. The loan portfolio represented 32.2% of total assets as of December 31, 2016, and loans, net of allowance for credit losses, as a percentage of customer deposits were 35.7%. The effective yield on total loans for the year ended December 31, 2016 was 4.78%, compared to 4.57% for the year ended December 31, 2015.
Residential Mortgage Lending
The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by way of first ranking charges over the residential property to which each specific loan relates generally on terms which allow for the repossession and sale of the property if the borrower fails to comply with the terms of the loan. As of December 31, 2016, residential mortgages (after specific allowance for credit losses) totaled $2.3 billion (a $197.5 million decrease from December 31, 2015), accounting for approximately 64.6% of the Group's total gross loan portfolio (after specific allowance for credit losses) and approximately 84.3% of total non-accrual loans in the Group's loan portfolio.
Consumer Lending
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards and overdraft facilities to retail and private banking clients in the jurisdictions in which we operate. As of December 31, 2016, non-residential loans to consumers (after specific allowance for credit losses) totaled $197.8 million, accounting for approximately 5.5% of the Group's total gross loan portfolio and approximately 2.1% of total non-accrual loans in the Group's loan portfolio.
Commercial Real Estate Lending
Commercial real estate loans are offered to real estate investors, developers and builders domiciled primarily in Bermuda and the United Kingdom. To manage the Group's credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by long-term leases.
As of December 31, 2016, our commercial real estate loan portfolio (after specific allowance for credit losses) totaled $609.8 million, accounting for approximately 16.9% of the Group's total gross loan portfolio and approximately 12.4% of total non-accrual loans in the Group's loan portfolio.
Our commercial real estate loan portfolio is broken down into two categories: commercial mortgage and construction. As of December 31, 2016, commercial mortgages totaled $580.9 million (after allowance for credit losses), and construction loans totaled $28.9 million, accounting for approximately 95.3% and 4.7% of our commercial real estate loan portfolio before allowance for credit losses, respectively.
Other Commercial Lending
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses. As of December 31, 2016, the Group's other commercial loan portfolio totaled $469.0 million, accounting for approximately 13.0% of the Group's total gross loan portfolio. As of the same date, the Group's loans to governments totaled $112.4 million, accounting for approximately 3.1% of our loan portfolio. As of December 31, 2016, other commercial loans accounted for approximately 1.2% of our total non-accrual loans, and there were no loans to governments classified as non-accrual loans.
Investments
Given the large customer deposit base commanded in our Bermuda and Cayman Islands operations, and the relatively low volume of lending demand from our customer base, our investment strategy is more important than may be the case for most financial institutions. In recognition of this, we maintain what we believe to be a conservative approach to investments, requiring the purchase of mainly fixed-rate investments in order to manage interest rate risk. Our investment portfolio is comprised mainly of securities issued or guaranteed by the US Government or federal agencies. The securities in which we invest are generally limited to securities that are considered investment grade (i.e., "BBB" and higher by S&P's Financial Services LLC or an equivalent credit rating). Effective July 31, 2012, we entered into an agreement with Alumina Investment Management LLC ("Alumina") pursuant to which Alumina provides investment advisory services to us in respect of our US Treasury and agency portfolio.
As of December 31, 2016, the Group held $4.4 billion in investments, representing approximately 39.6% of total assets.
Cash and Liquidity Management
We operate across multiple currency jurisdictions with pervasive multi-currency products. In our deposit taking jurisdictions—Bermuda, the Cayman Islands and Guernsey—there are currently no dedicated central banks, and no deposit insurance scheme infrastructures (such as the Federal Deposit Insurance Corporation in the United States), with the exception of Bermuda, where a deposit insurance scheme has recently been implemented. In addition, we do not have access to borrowing or deposit facilities with the US Federal Reserve or the European Central Bank; therefore, we conservatively manage client deposit balances and the liquidity risk profile of our balance sheets. This involves the retention of significant cash or cash equivalent balances, management of intra-bank counterparty exposure and management of a significant short-dated US Treasury Bill portfolio. As of December 31, 2016, the cash due from banks of $2.1 billion was comprised primarily of $1.7 billion in interest earning cash equivalents, which are investments with a less than ninety day duration. The remaining amounts were comprised of non-interest earning and interest earning deposits of $0.1 billion and $0.3 billion, respectively.
Foreign Exchange Services
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 90% and 87% of our foreign exchange revenue for the year ended December 31, 2016 and 2015, respectively. We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $30.6 million during the year ended December 31, 2016, compared to $31.9 million for the comparative period in 2015. The $1.3 million period-over-period decrease reflects decreasing client activity and related volumes in retail and institutional foreign exchange flows, as well as increased unrealized gains on client service derivatives held over period ends.
Administration Services
Through our wholly owned trust subsidiaries, we provide custody administration and settlement services to a wide range of internal and external investment clients dealing in global markets. Our custody service currently offers custody settlement and safekeeping services in 40 markets globally, including major markets and smaller, less-developed markets, with principal markets covered being the United States, Canada, Europe and Japan.
Our custody service offers safekeeping services for physical and book-entry assets. Custody for listed securities is conducted through BNYM. Hedge funds, mutual funds and Exchange Trust Funds are held by Brown Brothers Harriman ("BBH"). Trading in investment transactions is settled via our global sub-custodians, BNYM and BBH. Custody services are offered from our Bermuda, Cayman Islands and Guernsey segments and complement core wealth management services offered by other parts of the Group, and we currently anticipate this business to grow generally proportionally with our wealth management business. Clients of our custody service include a wide range of investment funds and other investment vehicles, corporations and trusts whose related banking requirements are provided by the Bank. As such, the custody client base, in addition to delivering a fee based income, also provides cash balances and foreign exchange dealing flows.
Custody fees comprise a basis point charge on the value of Assets Under Custody ("AUC"), which are subject to a minimum level for smaller, less complex portfolios and charged on a reducing scale as AUC values increase. In addition to these fees, custody clients are charged banking transactions fees based on account activity.

Employees
As of December 31, 2016, we had 1,240 employees on a full-time equivalency basis, which included 1,061 full-time employees, 5 part-time employees and 51 temporary employees. As of December 31, 2016, we had 668 employees in Bermuda, 304 employees in the Cayman Islands, 209 employees in Guernsey, 23 employees in the United Kingdom, 28 employees in The Bahamas and 9 employees in Switzerland. We have not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements.
Information Technology
We devote significant resources to maintain stable, reliable, efficient and scalable information technology systems. We work with our third-party vendors to monitor and maximize the efficiency of our use of their applications. We use integrated systems to originate and process loans and deposit accounts, which reduces processing time, improves customer experience and reduces costs. Most customer records are maintained digitally. We are also currently executing several initiatives to enhance our online and mobile banking services to further improve the overall client experience.
Since 2011, we have made significant investment to alignments and banking operations, as well as to make further alignment across the whole Group for products, services, licensing and hosting locations. Currently, our information technology is operationally divided into two platforms: (i) Bermuda and Cayman and (ii) Guernsey, the United Kingdom and the Group Trust. In 2011, our Bermuda and Cayman operations transitioned to a single industry standard technology platform utilizing a predominantly outsourced and supported model hosted in Canada. In late 2013, our Guernsey and UK operations were placed under the Group Technology governance structure with a goal to hub core services in a single location (Guernsey). The process to move to a common platform is currently underway.
Protecting our systems to ensure the safety of our customers' information is critical to our business. We use multiple layers of protection to control access and reduce risk, including conducting a variety of vulnerability and penetration tests on our platforms, systems and applications to reduce the risk that any attacks are successful. To protect against disasters, we have a backup offsite core processing system and recovery plans.
Marketing
Through our Marketing & Communications department, we engage select advertising, branding and promotional companies on an as-needed basis and provide business development and sales support for businesses in all jurisdictions. In support of our banking businesses, we broadly market our products and services through print, broadcast, web and social media advertising in Bermuda and the Cayman Islands. Trust and fiduciary services are marketed primarily to intermediaries through representative attendance at and sponsorship of industry conferences and through print advertising in international trade journals.
Intellectual Property
In the highly competitive banking industry in which we operate, intellectual property is important to the success of our business. We own a variety of trademarks, service marks, trade names and logos and spend time and resources maintaining this intellectual property portfolio. We control access to our intellectual property through license agreements, confidentiality procedures, non-disclosure agreements with third parties, employment agreements and other contractual rights to protect our intellectual property.
Properties
Our corporate headquarters is located at 65 Front Street, Hamilton HM 12, Bermuda. In addition to our corporate headquarters we also maintain offices in the Cayman Islands, Guernsey, the United Kingdom, The Bahamas and Switzerland. Additionally we operate four branch locations in Bermuda and three branch locations in the Cayman Islands.
Legal Proceedings
From time to time we are a party to various litigation matters incidental to the conduct of our business.
As publicly announced, in November 2013, the US Attorney's Office ("USAO") applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The purpose of these Summonses was to identify US persons who may have been using our banking, trust, or other services to evade their own tax obligations in the United States. The Bank has been cooperating with the US authorities in their ongoing investigation.
Although we are unable to determine the amount of financial consequences, fines and/or penalties resulting from this tax compliance review, we have recorded as of December 31, 2016, a provision of $5.5 million (December 31, 2015: $4.8 million). As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision. The provision is included on the consolidated balance sheets under other liabilities and on the consolidated statements of operations under other expenses.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
Consolidated Financial Information
The following tables present our selected consolidated financial information as of and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012.
Our historical results for any prior period do not necessarily indicate our results to be expected for any future period. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations".
The selected consolidated financial information presented as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been derived from the audited consolidated financial statements of The Bank of N.T. Butterfield & Son Limited included elsewhere in this report. The selected consolidated financial information presented as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from the audited consolidated financial statements of The Bank of N.T. Butterfield & Son Limited, which are not included elsewhere in this report.
Statement of Operations Data

	For the year ended December 31,
(in millions of $, unless indicated otherwise)	2016	2015	2014	2013	2012
Total interest income	274.9	262.6	265.1	253.2	244.8
Total interest expense	16.4	23.3	26.6	29.4	33.1
Net interest income before provisions for credit losses	258.5	239.3	238.5	223.8	211.7
Provisions for credit losses	(4.4)	(5.7)	(8.0)	(14.8)	(14.2)
Net interest income after provisions for credit losses	254.1	233.5	230.4	209.0	197.5
Total non-interest income	147.5	140.2	134.8	126.0	128.5
Total other gains (losses)	1.0	(9.4)	15.7	(8.8)	(26.4)
Total net revenue	402.6	364.3	381.0	326.2	299.7
Total non-interest expense	285.9	285.2	273.0	262.6	274.9
Net income before income taxes from continuing operations	116.7	79.0	108.0	63.5	24.8
Income tax (expense) benefit	(0.7)	(1.3)	0.2	(0.9)	(5.9)
Net income from continuing operations	115.9	77.7	108.2	62.6	18.9
Net income(1)	115.9	77.7	108.2	62.6	26.5
Net income to common shareholders	58.4	61.2	91.6	42.8	7.5
Earnings per common share from continuing operations (in US$)(2)
Basic	1.20	1.25	1.67	0.78	0.14
Diluted(3)	1.18	1.23	1.65	0.77	0.14
Cash Dividends declared per common share (in BM$)(2)	0.40	0.50	0.50	0.70	—
Dividends declared per preference share (in US$)	80.00	80.00	80.00	80.00	80.00
______________________________

(1)	Net income (loss) attributable to our Barbados operations that were reported as discontinued operations in 2012 amounted to $7.6 million in 2012.

(2)	Figures reflect the reverse share split that the Bank effected on September 6, 2016.

(3)
Reflects only "in the money" options and warrants to purchase the common shares as well as certain unvested share awards, which have a dilutive effect. Warrants issued to the Government of Bermuda in exchange for the Government's guarantee of the preference shares are not included in the computation of earnings per share because the exercise price was greater than the average market price of the common shares for the relevant periods. In December 2016, in connection with the preference share redemption, the warrant issued to the Government of Bermuda was repurchased for cancellation by the Bank. Only share awards and options for which the sum of (1) the expense that will be recognized in the future (i.e., the unrecognized expense) and (2) its exercise price, if any, was lower than the average market price of the common shares were considered dilutive, and therefore, included in the computation of diluted earnings per share.

Balance Sheet Data

	As of December 31,
(in millions of $)	2016	2015	2014	2013	2012
Assets
Cash due from banks	2,101.7	2,288.9	2,063.3	1,730.5	1,542.5
Of which cash and demand deposits with banks — non-interest bearing	110.7	110.9	343.1	247.0	216.6
Of which demand deposits with banks — interest bearing	326.4	378.6	139.2	164.2	150.4
Of which cash equivalents — interest bearing	1,664.5	1,799.4	1,581.0	1,319.3	1,175.5
Securities purchased under agreement to resell	148.8	—	—	—	—
Short-term investments	519.8	409.5	394.8	55.0	76.2
Investment in securities	4,400.2	3,223.9	2,989.1	2,613.6	2,881.7
Of which trading	6.3	321.3	417.4	552.3	771.1
Of which available-for-sale	3,332.7	2,201.3	2,233.5	1,728.0	1,871.2
Of which held-to-maturity(1)	1,061.1	701.3	338.2	333.4	239.3
Loans, net of allowance for credit losses	3,570.5	4,000.2	4,019.1	4,088.2	3,956.0
Premises, equipment and computer software	167.8	183.4	215.1	240.6	243.3
Accrued interest	22.8	17.5	19.2	19.6	19.0
Goodwill	19.6	23.5	24.8	7.1	6.9
Intangible assets	42.3	27.7	33.0	12.0	15.3
Equity method investments	13.5	12.8	12.8	12.5	18.6
Other real estate owned	14.2	11.2	19.3	27.4	34.4
Other assets	82.5	77.1	67.8	64.2	39.0
Total assets	11,103.5	10,275.6	9,858.4	8,870.8	8,833.0
Liabilities
Total customer and bank deposits	10,033.6	9,182.1	8,671.6	7,638.0	7,393.2
Of which customer deposits — Bermuda — non-interest bearing	1,733.7	1,348.9	1,021.4	713.3	664.1
Of which customer deposits — Bermuda — interest bearing	4,213.4	2,922.8	2,848.7	2,837.7	2,591.2
Of which customer deposits — non-Bermuda — non-interest bearing	651.3	532.9	536.7	299.5	254.7
Of which customer deposits — non-Bermuda — interest bearing	3,411.4	4,363.1	4,224.8	3,747.1	3,756.8
Of which bank deposits — Bermuda	0.3	0.4	9.5	0.5	88.2
Of which bank deposits — non-Bermuda	23.5	14.1	30.4	39.7	38.3
Securities sold under agreement to repurchase	—	—	—	25.5	109.0
Employee future benefits	140.0	122.1	117.9	89.1	103.1
Accrued interest	2.1	2.7	4.8	3.8	2.8
Preference share dividends payable	—	0.7	0.7	0.6	0.7
Payable for investments purchased	—	—	—	—	—
Other liabilities	100.0	100.5	97.2	104.2	107.0
Liabilities of discontinued operations	—	—	—	—	—
Long-term debt	117.0	117.0	117.0	207.0	260.0
Total liabilities	10,392.8	9,525.2	9,009.1	8,068.3	7,975.8
Total shareholders' equity(2)	710.7	750.4	849.4	802.6	857.2
Of which common share capital(6)	0.5	0.5(5)	0.6	0.6	0.6
Of which preference share capital(3)	—	—	—	—	—
Of which contingent value convertible preference (CVCP) share capital(4)(6)	—	—	—	—	—
Total liabilities and shareholders' equity	11,103.5	10,275.6	9,858.4	8,870.8	8,833.0
______________________________

(1)
Fair value of held to maturity debt securities was $1,046.8 million as of December 31, 2016, $701.5 million as of December 31, 2015, $344.0 million as of December 31, 2014, $315.5 million as of December 31, 2013 and $244.8 million as of December 31, 2012.

(2)
As of December 31, 2016, the number of outstanding awards of unvested common shares was 0.8 million (December 31, 2015: 0.8 million, December 31, 2014: 1.0 million, December 31, 2013: 0.9 million and December 31, 2012: 0.7 million). Only awards for which the sum of (1) the expense that will be recognized in the future (i.e., the unrecognized expense) and (2) the exercise price, if any, was lower than the average market price of $34.72. A warrant, outstanding until the Bank repurchased it in December 2016, to purchase 0.43 million shares (December 31, 2015: 0.43 million, December 31, 2014: 0.43 million, December 31, 2013: 0.43 million and December 31, 2012: 0.42 million) was excluded from the computation of earnings per share because the exercise price was greater than the average market price of the common shares. Figures reflect the reverse share split that the Bank effected on September 6, 2016.

(3)
Preference share capital in all periods presented was nil, $182,863, $183,046, $183,606 and $195,578 as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively, representing $0.01 par value per preference share issued and outstanding as of the respective dates. In December 2016, the Bank redeemed and canceled all outstanding preference shares.

(4)	All CVCP shares were converted to common shares at a 1:1 ratio on March 31, 2015.

(5)
Reflects the repurchase for cancellation of 8,000,000 common shares previously held by CIBC effected on April 30, 2015. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Contingent Value Convertible Preference Shares — Share Buy-Back Program." Figures reflect the reverse share split that the Bank effected on September 6, 2016.

(6)	Figures reflect the reverse share split that the Bank effected on September 6, 2016.
Financial Ratios and Other Performance Indicators
We use a number of financial measures to track the performance of our business and guide our management. Some of these measures are defined by, and calculated in compliance with, applicable banking regulations, but such regulations often provide for certain discretion in defining and calculating the measures. These measures allow management to review our core activities, enabling us and our investors to evaluate relevant trends meaningfully when considered in conjunction with (but not in lieu of) measures that are calculated in accordance with US GAAP. Non-GAAP measures used in this report are not a substitute for US GAAP measures and readers should consider the US GAAP measures as well.
The following table shows certain of our key financial measures for the periods indicated. Because of the discretion that we and other banks and companies have in defining and calculating these measures, care should be taken in comparing such measures used by us with similarly titled measures of other banks and companies, as such measures may not be directly comparable.
Many of these measures are non-GAAP financial measures. We believe that each of these measures is useful in investors in understanding trends in our business that may not otherwise be apparent when relying solely on our GAAP-calculated results. For more information on the non-GAAP financial measures presented below, including a reconciliation to the most directly comparable GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures."

	For the year ended December 31,
(in %, unless otherwise indicated)	2016	2015	2014	2013	2012
Return on common shareholders' equity(1)	8.9	10.1	13.7	6.8	1.1
Core return on average tangible common equity(2)	20.5	17.6	14.4	9.7	5.8
Return on assets(3)	1.1	0.8	1.2	0.7	0.3
Core return on average tangible assets(4)	1.3	1.1	1.2	0.9	0.6
Net interest margin(5)	2.45	2.48	2.74	2.64	2.63
Efficiency margin(6)	69.3	74.0	72.0	74.1	79.3
Core efficiency ratio(7)	63.8	66.0	67.7	71.6	78.4
Fee income ratio(8)	36.7	37.5	36.9	37.6	39.5
Common equity Tier 1 capital ratio(9)(10)	15.3	10.7	N/A	N/A	N/A
Tier 1 common ratio(9)	N/A	12.0	14.6	15.2	14.0
Tier 1 capital ratio(9)	15.3	16.2	19.0	19.6	18.5
Total capital ratio(9)	17.6	19.0	22.2	23.7	24.2
Leverage ratio(9)(10)	5.8	6.4	N/A	N/A	N/A
Tangible common equity/tangible assets(11)	5.9	5.1	6.2	6.8	7.3
Tangible total equity/tangible assets(12)	5.9	6.8	8.1	8.9	9.5
Non-performing assets ratio(13)	0.5	0.7	1.0	1.4	1.7
Non-accrual ratio(14)	1.3	1.6	1.8	2.5	2.8
Non-performing loan ratio(15)	1.6	2.0	2.4	2.8	3.5
Net charge-off ratio(16)	0.3	0.2	0.4	0.6	0.4
Core earnings attributable to common shareholders(17)(18) (in BM$ million)	123.0	97.4	89.9	59.6	36.9
Core earnings per common share fully diluted(19)(21) (in BM$)	2.48	1.95	1.61	1.08	0.66
Common equity per share(20)(21) (in BM$)	13.34	12.24	12.25	11.28	12.03
______________________________

(1)
Return on common shareholders' equity ("ROE") measures profitability revealing how much profit is generated with the money invested by common shareholders. ROE represents the amount of net income to common shareholders as a percentage of average common equity and calculated as net income to common shareholders / average common equity. Net income to common shareholders is net income for the full fiscal year, before dividends paid to common shareholders but after dividends to preference shareholders. Average common equity does not include the preference shareholders' equity.

(2)
Core return on average tangible common equity ("Core ROATCE") is a non-GAAP financial measure. Core ROATCE measures core profitability as a percentage of average tangible common equity. Core ROATCE is the amount of core income to common shareholders as a percentage of average tangible common equity and is calculated as core earnings to common shareholders / average tangible common equity. Core earnings to common shareholders is net earnings to common shareholders for the full fiscal year (before dividends paid to common shareholders but after dividends to preference shareholders) adjusted to exclude certain items that are included in the financial results presented in accordance with GAAP. Average tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures".

(3)
Return on assets ("ROA") is an indicator of profitability relative to total assets and is intended to demonstrate how efficient management is at using the assets to generate earnings. The ROA ratio is calculated as net income / average total assets.

(4)
Core return on average tangible assets ("Core ROATA") is a non-GAAP financial measure. Core ROATA is an indicator used to assess the core profitability of average tangible assets and is intended to demonstrate how efficiently management is utilizing its tangible assets to generate core net income. Core ROATA is calculated by taking the core income as a percentage of average tangible assets and is calculated as core net income / average tangible assets. Core net income is the net income adjusted to exclude certain items that are included in the financial results presented in accordance with GAAP. Core ROATA is a non-GAAP financial measure. For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures".

(5)
Net interest margin ("NIM") is a performance metric that examines how successful the Bank's investment decisions are compared to its cost of funding assets and is expressed as net interest income as a percentage of average interest-earning assets. NIM is calculated as net interest income before provision for credit losses / average interest-earning assets. Net interest income is the interest earned on cash due from banks, investments, loans and other interest earning assets minus the interest paid for deposits, short-term borrowings and long-term debt. The average interest-earning assets is calculated using daily average balances of interest-earning assets.

(6)
Efficiency margin is a non-GAAP financial measure. Efficiency margin is an indicator used to assess operating efficiencies and is intended to demonstrate how efficiently management is controlling expenses relative to generating revenues. The efficiency margin is calculated by taking the non-interest expenses as a percentage of total net revenue before total other gains (losses) and provisions for credit losses and is calculated as (non-interest expense - amortization of intangible assets) / (total non-interest income + net interest income before provision for credit losses). For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures".

(7)
The core efficiency ratio is a non-GAAP financial measure. The core efficiency ratio is an indicator used to assess operating efficiencies and is intended to demonstrate how efficiently management is controlling expenses relative to generating revenues. The core efficiency ratio is calculated by taking the core non-interest expenses as a percentage of total net revenue before provision for credit losses and other gains and losses and is calculated as (core non-interest expenses - amortization of intangible assets) / (core non-interest income + core net interest income before provision for credit losses). Core non-interest expenses excludes certain items that are included in the financial results presented in accordance with GAAP including income taxes and amortization of intangible assets. For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures".

(8)
The fee income ratio is a measure used to determine the proportion of revenues derived from non-interest income sources. The ratio is calculated as non-interest income / (non-interest income + net interest income after provision for credit losses).

(9)
The total capital ratio measures the amount of the Bank's capital in relation to the amount of risk it is taking. All banks must ensure that a reasonable proportion of their risk is covered by permanent capital. Prior to January 1, 2015, the Bank's regulatory capital was determined in accordance with Basel II guidelines issued by the BMA. Under Basel II, Pillar I, banks must maintain a minimum total capital ratio of 14.46%, inclusive of all capital buffers. In effect, this means that 14.46% of the risk-weighted assets must be covered by permanent or near permanent capital. The risk weighting process takes into account the relative risk of various types of lending. The higher the capital adequacy ratio a bank has, the greater the level of unexpected losses it can absorb before becoming insolvent. Under Basel III as implemented by the BMA for 2016, we must maintain a total capital ratio of 15.3%. The tier 1 capital ratio is the ratio of the Bank's core equity capital, as measured under Basel II, to its total RWA. RWA are the total of all assets held by the Bank weighted by credit risk according to a formula determined by the regulator. The Bank follows BCBS guidelines in setting formulas for asset risk weights. The tier 1 common ratio is equivalent to the tier 1 capital ratio except that it only includes common equity in the numerator and deducts the preference shareholders' equity. Note that the tier 1 common ratio is calculated in the same manner as the common equity tier 1 ("CET1") ratio discussed below, but differs in its inputs based upon RWA calculations under Basel II versus Basel III.

(10)
Effective January 1, 2015, the Bank's regulatory capital is determined in accordance with current Basel III guidelines issued by the BMA. However, the Bank was not required to publish its capital ratios under Basel III until January 1, 2016 as per guidance from the BMA and continued to publish certain ratios under Basel II during 2015. Basel III adopts CET1 as the predominant form of regulatory capital with the CET1 ratio as a new metric. Under Basel III as implemented by the BMA for 2016, we must maintain a minimum CET1 ratio of 8.1%. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing tier 1 capital by an exposure measure. Under Basel III, banks must maintain a minimum Leverage Ratio of 5.0%. The exposure measure consists of total assets (excluding items deducted from tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.

(11)
The tangible common equity/tangible assets ("TCE/TA") ratio is a non-GAAP financial measure. The TCE/TA ratio is a measure used to determine how significant of an unexpected loss can be incurred by the Bank before other forms of capital, other than common equity, are impacted. The TCE/TA ratio is calculated as (common equity - intangible assets - goodwill) / tangible assets. Tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. Tangible assets are the Bank's total assets from continuing operations less goodwill and intangibles. For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures".

(12)
The tangible total equity/tangible assets ("TE/TA") ratio is a non-GAAP financial measure. The TE/TA ratio is a measure used to determine how much loss the Bank can absorb before subordinated debt capital is impacted. The TE/TA ratio is calculated as (total shareholders' equity - intangible assets - goodwill) / tangible assets. Tangible assets are the Bank's total assets from continuing operations less intangible assets and goodwill. For more information on the non-GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures".

(13)
The non-performing assets ("NPA") ratio is an indicator of the credit quality of the Bank's total assets by expressing the non-performing assets as a percentage of total assets. The NPA ratio is calculated as (gross non-accrual loans - specific allowance for credit losses on non-accrual loans + accruing loans past due 90 days + other real estate owned) / total assets.

(14)
The non-accrual ("NACL") ratio is an indicator used to assess the credit performance of the Bank's loan portfolio by calculating the non-accrual loans as a percentage of loans. The NACL ratio is calculated as gross non-accrual loans / gross total loans. Note the reference to gross implies the amounts prior to loan allowances for credit losses.

(15)
The non-performing loan ("NPL") ratio is an indicator used to assess the credit performance of the Bank's loan portfolio by calculating the non-performing loans as a percentage of loans. The NPL ratio is calculated as total gross non-performing loans / total gross loans.

(16)
The net charge-off ("NCO") ratio is an indicator used to assess the net credit loss of the Bank's loan portfolio by calculating the net charge-offs as a percentage of average total loans. The NCO ratio is calculated as net charge-off expense / average total loans. Average total loans is calculated as the average of the month-end asset balances during the relevant period.

(17)
Core net income is a non-GAAP financial measure. Core net income measures net income on a core basis. Core net income is calculated by adjusting net income for income or expense items which are not representative of the ongoing operations of our business. For a reconciliation of core net income to net income, see "— Reconciliation of Non-GAAP Financial Measures".

(18)
Core earnings attributable to common shareholders ("CEACS") is a non-GAAP financial measure. CEACS measures profitability attributable to common shareholders on a core basis. For a reconciliation of CEACS to net income, see "— Reconciliation of Non-GAAP Financial Measures".

(19)
Core net income per common share — fully diluted is a non-GAAP financial measure. Core net income per common share —  fully diluted measures core profitability attributable to common shareholders on a per share basis. For a reconciliation to net income per share, see "— Reconciliation of Non-GAAP Financial Measures".

(20)	Common equity per share is calculated as total common equity / number of common shares issued and outstanding at period end.

(21)	Figures reflect the reverse share split that the Bank effected on September 6, 2016.

Net Interest Income
Net interest income is the amount of interest earned on our interest‑earning assets less interest paid on our interest bearing liabilities. The following table shows our net interest income before provision for credit losses for the periods indicated.

	For the years ended December 31,
	2016			2015
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	2,655.3	9.8	0.37%	2,407.9	6.5	0.27%
Investment in securities	3,940.6	77.2	1.95%	3,217.0	69.6	2.16%
Loans	3,921.1	188.0	4.78%	4,026.7	186.5	4.63%
Interest earning assets	10,517.0	275.0	2.61%	9,651.6	262.6	2.72%
Other assets	343.4			371.5
Total assets	10,860.4	275.0	2.53%	10,023.1	262.6	2.62%
Liabilities
Deposits	7,733.8	(11.8)	(0.15)%	7,156.7	(18.4)	(0.26)%
Securities sold under agreement to repurchase	16.0	(0.1)	(0.73)%	2.1	—	—%
Long-term debt	117.0	(4.5)	(3.84)%	117.0	(4.9)	(4.15)%
Interest bearing liabilities	7,866.8	(16.4)	(0.21)%	7,275.8	(23.3)	(0.32)%
Non-interest bearing current accounts	2,042.5			1,720.7
Other liabilities	123.7			196.8
Total liabilities	10,033.0	(16.4)	(0.16)%	9,193.3	(23.3)	(0.25)%
Shareholders’ equity	827.4			829.8
Total liabilities and shareholders’ equity	10,860.4			10,023.1
Non‑interest bearing funds net of non‑interest earning assets (free balance)	2,650.2			2,375.8
Net interest margin		258.6	2.45%		239.3	2.48%

	For the years ended December 31,
	2014			2013			2012
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	1,752.9	5.4	0.31%	1,794.7	5.4	0.30%	1,494.4	5.1	0.34%
Investment in securities	2,877.8	67.7	2.35%	2,655.3	60.9	2.29%	2,455.9	48.6	1.98%
Loans	4,075.0	192.0	4.71%	4,022.9	187.0	4.65%	4,022.6	190.6	4.74%
Interest earning assets	8,705.7	265.1	3.05%	8,472.9	253.3	2.99%	7,972.9	244.3	3.06%
Other assets	410.8			413.7			474.2
Total assets	9,116.5	265.1	2.91%	8,886.6	253.3	2.85%	8,447.1	244.3	2.89%
Liabilities
Deposits	6,741.6	(20.9)	(0.31)%	6,559.5	(20.0)	(0.30)%	6,205.7	(21.4)	(0.34)%
Securities sold under agreement to repurchase	22.0	(0.1)	(0.38)%	63.8	(0.2)	(0.38)%	1.3	—	(1.38)%
Long-term debt	117.2	(5.6)	(4.80)%	228.7	(9.2)	(4.02)%	261.3	(12.6)	(4.81)%
Interest bearing liabilities	6,880.8	(26.6)	(0.39)%	6,852.0	(29.4)	(0.43)%	6,468.4	(34.0)	(0.53)%
Non-interest bearing current accounts	1,211.0			990.7			974.3
Other liabilities	187.2			198.0			205.6
Total liabilities	8,279.0	(26.6)	(0.32)%	8,040.7	(29.4)	(0.37)%	7,648.3	(34.0)	(0.44)%
Shareholders’ equity	837.5			845.9			798.8
Total liabilities and shareholders’ equity	9,116.5			8,886.6			8,447.1
Non-interest bearing funds net of non-interest earning assets (free balance)	1,824.9			1,620.9			1,504.6
Net interest margin		238.5	2.74%		223.9	2.64%		210.4	2.63%

Reconciliation of Non-GAAP Financial Measures
The tables below present computations of earnings and certain other financial measures, which exclude certain significant items that are included in the financial results presented in accordance with GAAP.
We focus on core net income in many of these measures and ratios, which we calculate by adjusting net income for income or expense items which are not representative of the ongoing operations of our business, which results in non-core gains, losses and expense measures. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We consider the normal course of business to be the general operations of our business lines of banking and wealth management. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. Non-core items are determined by the Chief Financial Officer in conjunction with the Chief Executive Officer, and approved by our Board of Directors. Consideration is given to whether the expense, gain or loss is a result of exceptional circumstances or other decisions made not in the normal course of business. Items which are not in the normal course of business, such as business acquisition costs or impairment losses, or a result of exceptional circumstances, such as business restructuring costs, are considered non-core. These non-GAAP financial measures based on core net income are also used by management to assess the performance of the Bank's business because management does not consider the activities related to the adjustments to be indications of core operations. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as that applied by management. Management and the Board utilize these non-GAAP financial measures utilizing core net income as follows:

•	Preparation of the Bank's operating budgets;

•	Quarterly financial performance reporting; and

•	Monthly reporting of consolidated results (management reporting only).
We calculate core net income attributable to common shareholders by deducting preference dividend and guarantee fees from core net income. We calculate core net income per common share by dividing the core net income attributable to common shareholders by the average number of common shares issued and outstanding during the relevant period.
The core efficiency ratio (non-GAAP), which is a measure of productivity, is generally calculated as core expenses, which is total expenses excluding non-core expense items, minus amortization of intangible assets divided by core revenue before other gains and losses and provision for credit losses, which excludes non-core revenue items or non-core gains or losses. Management uses this ratio to monitor performance regarding the efficiency of expense management and believes this measure provides meaningful information to investors.
Tangible common shareholders' equity ratios and tangible total asset ratios have become a focus of some investors in analyzing the capital position of the Bank absent the effects of intangible assets and preference shareholders' equity. Traditionally, the BMA and other banking regulatory bodies have assessed a bank's capital adequacy based on Tier 1 capital, and from January 1, 2016 onwards, CET1, the calculation of which is codified in the Basel II and Basel III framework, respectively, implemented by the BMA. Because tangible common shareholders' equity and tangible total assets are not formally defined by GAAP, these measures are considered to be non-GAAP financial measures and other entities may calculate them differently. Since analysts and banking regulators may assess the Bank's capital adequacy using tangible common shareholders' equity or tangible assets, the Bank believes that it is useful to provide investors the ability to assess the Bank's capital adequacy on this same basis. The Bank calculates tangible common equity and tangible total assets on a period end basis. The Bank also measures performance relative to core net income over average tangible common shareholders' equity and average tangible assets to monitor performance and efficiency relative to the Bank's capital adequacy.
We believe the non-GAAP financial measures presented in this report provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, these disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use.
The following tables provide: (1) a reconciliation of net income (GAAP) to core net income and core net income attributable to common shareholders (non-GAAP), (2) a computation of core net income attributable to common shareholders per common share fully diluted (non-GAAP), (3) a reconciliation of average and total shareholders' equity (GAAP) to average and total equity and average tangible common equity (non-GAAP), (4) a computation of core return to average tangible common equity (non-GAAP), (5) a reconciliation of average total assets (GAAP) to average tangible assets (non-GAAP), (6) a computation of core return on average tangible assets (non-GAAP), (7) a computation of tangible common equity to tangible assets (non-GAAP), (8) a computation of tangible total equity to tangible assets (non-GAAP), (9) a reconciliation of non-interest expenses (GAAP) to core non-interest expenses (non-GAAP), (10) a reconciliation of non-interest income (GAAP), and (11) a computation of the core efficiency ratio (non-GAAP).

		For the year ended December 31,
(in millions of $, unless otherwise indicated)		2016	2015	2014	2013	2012

Net income	A	115.9	77.7	108.2	62.6	26.5
Dividends and guarantee fee of preference shares		(15.7)	(16.5)	(16.5)	(17.0)	(18.0)
Premium paid on repurchase/redemption of preference shares(1)	B	(41.9)	—	(0.1)	(2.8)	(1.0)
Net income to common shareholders	C	58.4	61.2	91.6	42.8	7.5
Non-core (gains), losses and expenses
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)(2)		(0.6)	—	(8.7)	—	—
Net gain on sale of affiliate(3)		—	—	—	(0.4)	(4.2)
Additional consideration from previously disposed of entities(4)		—	—	(0.3)	(0.8)	—
Impairment of equity method investment(5)		—	—	—	3.8	—
Realized gain on legal settlement(6)		—	—	—	(13.1)	—
Realized gain on private equity investment(7)		—	—	(1.1)	—	—
Income tax refund(8)		—	—	(1.0)	—	—
Impairment of and gain on disposal of fixed assets (including software)(9)		—	5.1	2.0	—	14.5
Impairment of goodwill and intangible assets(10)		—	—	—	—	18.6
Change in unrealized (gains) losses on certain investments(11)		—	0.7	(9.9)	15.6	(0.9)
Deferred tax valuation allowance and tax adjustments(12)		—	—	—	—	5.0
Adjustment to holdback payable for a previous business acquisition(13)		0.9	—	1.2	—	—
Total net gains from discontinued operations(14)		—	—	—	—	(8.0)
Total non-core (gains) losses	D	0.3	5.8	(17.8)	5.1	25.0
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs(15)		1.8	8.2	2.7	8.9	2.2
Onerous leases(16)		—	—	—	—	0.8
Tax compliance review costs(17)		1.6	3.8	10.2	—	—
Provision in connection with ongoing tax compliance review(18)		0.7	4.8	—	—	—
Business acquisition costs(19)		3.2	1.0	3.1	—	—
Restructuring charges and related professional service fees(20)		6.3	2.5	—	—	—
Investigation of an international stock exchange listing costs(21)		—	10.1	—	—	—
Total expenses from discontinued operations(14)		—	—	—	—	0.4
Cost of 2010 legacy option plan vesting and related payroll taxes(22)		8.8	—	—	—	—
Total non-core expenses	E	22.4	30.4	16.0	8.9	3.4
Total non-core (gains), losses and expenses	F=D+E	22.7	36.2	(1.8)	14.0	28.4
Core net income	G=A+F	138.6	113.9	106.4	76.6	54.9
Core net income attributable to common shareholders(1)	H=C-B+F	123.0	97.4	89.9	59.6	36.9
Average shareholders' equity		826.0	791.8	849.4	821.1	874.7
Less: average preference shareholders' equity		(168.8)	(182.9)	(183.4)	(189.3)	(199.6)
Average common equity	I	657.2	608.9	666.0	631.8	675.1
Less: average goodwill and intangible assets		(58.6)	(54.8)	(42.1)	(20.0)	(42.0)
Average tangible common equity	J	598.6	554.1	623.9	611.8	633.1
Return on equity	C/I	8.9%	10.1%	13.7%	6.8%	1.1%
Core return on average tangible common equity	H/J	20.5%	17.6%	14.4%	9.7%	5.8%

		For the year ended December 31,
(in millions of $, unless otherwise indicated)		2016	2015	2014	2013	2012
Core earnings per common share fully diluted
Adjusted weighted average number of diluted common shares (in thousands)(23)	K	49.6	50.0	55.6	55.4	55.6
Earnings per common share fully diluted	C/K	1.18	1.23	1.65	0.77	0.14
Non-core items per share	(F-B)/K	1.30	0.72	(0.04)	0.31	0.52
Core earnings per common share fully diluted		2.48	1.95	1.61	1.08	0.66
Core return on average tangible assets
Total average assets	L	10,842.6	9,967.5	9,268.9	9,016.5	8,658.8
Less: average goodwill and intangible assets		(58.6)	(54.8)	(42.1)	(20.0)	(42.0)
Average tangible assets	M	10,784.0	9,912.7	9,226.8	8,996.5	8,616.8
Return on average assets	A/L	1.1%	0.8%	1.2%	0.7%	0.3%
Core return on average tangible assets	G/M	1.3%	1.1%	1.2%	0.9%	0.6%
Tangible equity to tangible assets
Shareholders' equity		710.7	750.4	849.4	802.6	857.2
Less: goodwill and intangible assets		(61.9)	(51.1)	(57.9)	(19.1)	(22.3)
Tangible total equity	N	648.8	699.3	791.5	783.5	834.9
Less: preference shareholders' equity		—	(182.9)	(183.0)	(183.6)	(195.6)
Tangible common equity	O	648.8	516.4	608.5	599.9	639.3
Total assets		11,103.5	10,275.6	9,858.4	8,870.8	8,833.0
Less: goodwill and intangible assets		(61.9)	(51.1)	(57.9)	(19.1)	(22.3)
Tangible assets	P	11,041.6	10,224.5	9,800.5	8,851.7	8,810.7
Tangible common equity to tangible assets	O/P	5.9%	5.1%	6.2%	6.8%	7.3%
Tangible total equity to tangible assets	N/P	5.9%	6.8%	8.1%	8.9%	9.5%
Efficiency ratio
Non-interest expenses		285.9	285.2	273.0	262.6	274.9
Less: Amortization of intangibles		(4.5)	(4.4)	(4.3)	(3.4)	(5.0)
Non-interest expenses before amortization of intangibles	Q	281.4	280.8	268.7	259.2	269.9
Non-interest income		147.5	140.2	134.8	126.0	128.5
Net interest income before provision for credit losses		258.5	239.3	238.5	223.8	211.7
Net revenue before provision for credit losses and other gains/losses	R	406.0	379.5	373.3	349.8	340.2
Efficiency ratio	Q/R	69.3%	74.0%	72.0%	74.1%	79.3%
Core efficiency ratio
Non-interest expenses		285.9	285.2	273.0	262.6	274.9
Less: non-core expenses	(E)	(22.4)	(30.4)	(16.0)	(8.9)	(3.4)
Less: amortization of intangibles		(4.5)	(4.4)	(4.3)	(3.4)	(5.0)
Core non-interest expenses before amortization of intangibles	S	259.0	250.4	252.7	250.3	266.5
Core revenue before other gains and losses and provision for credit losses	T	406.0	379.5	373.3	349.8	340.2
Core efficiency ratio	S/T	63.8%	66.0%	67.7%	71.6%	78.4%
______________________________

(1)	Premium paid on the preference share buy-backs and redemption are removed from core net income available to common shareholders as management views these premium amounts as non-core.

(2)
Reflects a gain realized on a liquidation settlement from the Avenir pass-through note, our last remaining structured investment, in 2014. As the Bank no longer holds structured investment products, management determined the gains represented by these liquidation settlements to be non-core. In 2016, the Bank received a further distribution on this liquidation settlement.

(3)
In 2013, reflected the sale of our 30% interest in Freisenbruch-Meyer Insurance Ltd., a Bermuda-based insurance company; in 2012, reflected the sale of our 27.8% interest in Island Heritage Holdings Ltd., a Cayman-based insurance company. The Bank does not sell affiliates or equity method investments unless a specific circumstance warrants the sale since acquiring and disposing of businesses is not part of management's core business. Accordingly, management considers the gains resulting from these sales to be non-core.

(4)
In 2014 and 2013, reflected the relevant portion of proceeds from the sale of our interest in Island Heritage Holdings Ltd. effected in 2012. As is detailed above, due to the nature of the underlying sale, management considers the additional earn-out proceeds realized from this sale to be non-core.

(5)
In 2013, reflected an impairment loss on the adjustment of the carrying value of our investment in Philips Holdings, an equity method investment, to its fair value. While the Bank adjusts the carrying value of equity method investments on a quarterly basis, impairment losses such as this result from market or underlying business specific reasons which are outside of management's control. As a result, management considers this impairment loss to be non-core.

(6)
Reflected a legal settlement from a class action lawsuit to which we were a party relating to a previously disposed-of investment reached by us in the second quarter of 2013. This lawsuit was not in the normal course of business for the Bank, and has no impact on the ongoing operations as the underlying investment had been disposed of. Therefore, management considers gains resulting from it to be non-core.

(7)
Reflected a realized gain on the disposal of one of our investments in a private equity holding in the second quarter of 2014. This disposal was very opportunistic in nature as it represented a tender offer for a previously impaired private equity holding. This realization of a sale upon receipt of an opportunistic tender such as this is not in the normal course of business, and therefore management considers gains from it to be non-core.

(8)
In 2014, reflected a tax refund granted by the Guernsey tax authorities relating to the ability to claim accelerated tax allowances on a new IT system that was implemented in 2013. While the Bank considers the costs associated with the implementation of the new IT system to be core to our operations, the benefit realized through the accelerated tax allowances was not the intended consequence. Therefore management considers the resulting gain to be non-core.

(9)
In 2015, reflected impairment write-downs on the core banking system in the UK related to the orderly wind-down of the deposit taking and investment management businesses. In 2014, represented write-downs on certain Bermuda properties, which were being utilized for rental income, adjusting the recorded value to the market value. In 2012, represented write-downs on certain properties, mostly in Bermuda, adjusting the recorded value to the market value resulting from the downturn of the Bermuda real estate values. Also in 2012 was a $8.0 million write-down resulting from the reclassification of certain properties in Bermuda from being used in our own operations to held-for-sale. These gains or losses were each individually a result of either decisions made which are not part of the core business strategy, such as the impairment write-down in the UK in 2015, or a result of isolated decisions made not in the normal course of business. Therefore management considers these gains and losses to be non-core.

(10)
In 2012, reflected the full impairment of goodwill and intangible assets attributable to the United Kingdom and The Bahamas. These losses were a result of a continuous period of losses in these subsidiaries which resulted in the estimated future profitability to be unable to sustain the valuations of goodwill and customer intangibles. These were decisions and assessments made not in the normal course of business, and therefore management considers these impairment losses to be non-core.

(11)
These gains and losses were a result of the price movements of certain securities which were previously classified as AFS for our operations in Guernsey and the United Kingdom but should have been classified as trading securities in the previously published financial statements since 2011, which have been subsequently revised. This classification introduced unintended asymmetry between core accounting performance measures of the Bank and economic/risk performance of the Bank, and led management to the decision to prospectively dispose of the securities. Management considers this to be an exceptional circumstance, and accordingly has classified these as non-core items.

(12)
In 2012, reflected management's estimate of taxable income attributable to our UK operations and their ability to utilize deferred tax assets resulting in the recognition of a deferred tax valuation allowance and a tax adjustment related to the prior year. This deferred tax write-off is associated with the goodwill and identifiable intangible impairment discussed above. Accordingly this impairment loss was as well made outside of the normal course of business, and therefore management considers this impairment loss to be non-core items.

(13)
In 2016, reflected an adjustment to the holdback payable for the acquisition of Legis due to continued strong revenue from legacy clients. In 2014, reflected an adjustment to the initial estimated holdback payable for the acquisition of Legis due to the change in payment probabilities as estimates were updated for actual results. While management considers the integrated operations of acquired entities to be core to our business operations, due to the limited and isolated nature of acquisitions, management does not consider the costs associated with these acquisitions to a part of the normal course of business. Therefore management considers costs associated with acquisitions, including these contractual adjustments to the holdback payable amount, to be non-core.

(14)
In 2012, reflected net income attributable to our Barbados operations that was classified as discontinued operations in 2012. This resulted from the sale of our wholly owned subsidiary, which is not considered part of the continued operations of the Bank. Therefore management considers the net income reflected from this discontinued operation to be non-core.

(15)
In 2012 and partially in 2013, reflected the cost of an early retirement program offered to reduce staff costs. This program has not been offered since. In 2013, additional expenses reflected payments to Treasury and Operations staff whose roles were made redundant as a result of the implementation of a new core banking software. In 2014, a strategic cost program led to a review of work being done in several non-management roles in Guernsey resulted in these roles being made redundant, and therefore costs as shown reflect payments to these non-management staff whose roles were affected. In 2015, predominantly reflected the cost of negotiated packages for three executives who stepped down from their positions during the year. In 2016, reflected payments to non-executive management staff whose roles were made redundant resulting from a span of control review. Management does not consider the costs associated with these projects to be core to the strategy of the business.

(16)
In 2012, reflected the amount by which the net present value of the Bank's lease obligations exceeded the expected rent receipts which resulted in the recognition of an onerous lease charge. This charge was a result of a specific lease and is therefore an isolated expense which management does not consider as part of the normal course of business. Therefore, management considers this amount to be non-core.

(17)
In each of the periods reflected costs associated with a review and account remediation exercise to determine the US tax compliance status of US person account holders linked to the publically announced so-called John Doe Summonses in November 2013 issued by the USAO to six US financial institutions with which the Bank had correspondent banking relationships. These expenses are a result of exceptional circumstances which arose outside of the normal course of business.

(18)
In 2015 and 2016, reflected a provision associated with the aforementioned review and account remediation exercise referenced in the above footnote. Although the Bank is unable to determine the amount of financial consequences, fine and/or penalties resulting from this tax compliance review, this reflects a provision which management believes to be appropriate. These expenses are a result of exceptional circumstances which arose outside of the normal course of business.

(19)
In 2015 and 2016, reflected contract negotiation, due diligence and IT implementation costs relating to the acquisition of the Bermuda Trust Company Limited and the private banking investment management of operations of HSBC Bank Bermuda Limited; in 2014, reflected legal, due diligence and costs for temporary staff assisting with integration relating to the acquisitions of Legis and of select deposits and loans from HSBC Bank Cayman Limited. As above, due to the limited nature of acquisitions, management does not consider the costs associated with these acquisitions to a part of normal course of business. Therefore, management considers costs associated with acquisitions, specifically including the costs associated with negotiation and integration of operations, to be non-core.

(20)
In 2015 and 2016, reflected costs associated with the orderly wind-down of the deposit taking, investment management and custody businesses of Butterfield Bank (UK) Limited which included staff redundancy expenses and professional fees. These expenses are a result of exceptional circumstances which arose outside of the normal course of business.

(21)
In 2015, reflected professional and legal fees related to the investigation of an international stock exchange listing for the Bank's common shares. This investigation was undertaken in an effort to provide a means for liquidity for the Bank's shareholders, and was therefore not in the normal course of business. Accordingly, management considers the expenses associated with this investigation to be non-core.

(22)
In 2016, reflected the expense for the vesting of the outstanding 2010 Performance Options resulting from the IPO which led to a $8.5 million salaries and other employee benefits expense, and a related payroll tax expense of $0.3 million. Management does not consider these expenses to be core to the strategy of the business.

(23)	Figures reflect the reverse share split that the Bank effected on September 6, 2016.

RISK FACTORS
The material risks and uncertainties that management believes affect us are described below. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition or results of operations. Further, the risk factors below include cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See "Cautionary Note Regarding Forward-Looking Statements."
Risks Relating to Financial Conditions, Market Environment and General Economic Trends
Adverse economic and market conditions, in particular in Bermuda and the Cayman Islands, have in the past resulted in and could in the future result in lower revenue, lower asset quality, increased provisions and lower earnings.
Our financial performance generally, and in particular the ability of our borrowers to pay interest on and repay principal on outstanding loans and the value for the collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our future growth, is highly dependent upon the business environment in the markets in which we operate. Unlike larger banks that are more diversified, we provide banking and wealth management services mainly to customers in Bermuda and the Cayman Islands. A downturn in the markets in which we operate, in particular in Bermuda or the Cayman Islands, can have a profound impact on our business performance. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, any downgrade in sovereign credit ratings (such as the recent downgrade in Bermuda's sovereign rating), the prevailing yield curve, inflation and price levels, monetary policy, regulatory changes or changes in enforcement thereof, unemployment, investor or business confidence, natural or man-made disasters, the strength of the local economy in the markets in which we operate or a combination of these or other factors. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, decreases in asset values, deterioration in investment performance and an overall material adverse effect on the quality of our loan portfolio.
Unlike geographically more diversified banks, our business is concentrated primarily in Bermuda and the Cayman Islands, and we may be more affected by a downturn in these markets than more diversified competitors.
Our banking operations are concentrated in Bermuda and the Cayman Islands, and serve local customers in these markets. In the year ended December 31, 2016, 57% of our total net revenue before provision for credit losses and other gains/losses was derived from our Bermuda segment and 30% of our total net revenue was derived from the Cayman Islands segment. In addition, in the year ended December 31, 2016, approximately $2 billion, or 59%, of our loans originated in Bermuda and approximately $1 billion, or 20%, of our loans originated in the Cayman Islands. Accordingly, a downturn in these markets may have a profound effect on our banking business. Because Bermuda and the Cayman Islands do not have well-diversified economies, a downturn in their key industries could affect their economies as a whole and have an adverse effect on our business, financial condition or results of operations. In addition, we have sought to expand our existing trust business line, including through recent acquisitions. Any reduction in demand for trust services in our Bermuda and Cayman Islands segments, due to perceived reputational risks, increasing regulatory scrutiny over activities in these jurisdictions or otherwise, may adversely impact our business and results of operations, including the ongoing success of any of our acquired trust business.
In particular, Bermuda and the Cayman Islands are international business centers in part due to their favorable tax treatment of entities and their political and economic stability. Bermuda is among the largest reinsurance markets, and the Cayman Islands is a leader in fund domiciliation for global asset managers, with 10,586 regulated mutual funds as of December 31, 2016 according to CIMA. These industries are key contributors to the Bermuda and the Cayman Islands economies. As a result, a downturn in these sectors or a shift of business away from Bermuda or the Cayman Islands could result in job losses and harm the economies in these markets. Many of our commercial customers are reinsurance or regulated fund service providers. Accordingly, any downturn or further concentration in the reinsurance market could adversely affect our business, financial condition and results of operations. See "— Regulatory and Tax-Related Risks — Changes in US tax laws could cause the insurance and reinsurance industry to relocate from Bermuda, which could have an adverse effect on our business, financial condition and results of operations".
In addition, changes in legislation and regulation or an attempt by Bermuda to declare independence from the United Kingdom ("UK") or to implement changes in its constitution, including its fiscal and monetary policies, could have a negative effect on Bermuda's position as an international business center and Bermuda-based companies could move from Bermuda. This could have a significant negative effect on the local economy and in turn negatively affect our business.
Tourism is another major contributor to the economies of both Bermuda and the Cayman Islands. In 2015, travel and tourism contributed 14.2% of GDP in Bermuda and 28.9% of GDP in the Cayman Islands. The deterioration of the tourism industry could decrease the value of hotels and other commercial properties, which could adversely affect our commercial loan portfolio. A decline in tourism could similarly result in an increase in unemployment, which could affect the ability of our residential borrowers to make payments on their loans. Accordingly, a decline in tourism in either Bermuda or the Cayman Islands could have a material adverse effect on our business, financial condition or results of operations.
A decline in the residential real estate market, in particular in Bermuda, could increase the risk of loans being impaired and could have an adverse effect on our business, financial condition or results of operations.
We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. As of December 31, 2016, approximately 62.1% of our Bermuda loan portfolio, net of allowance for credit losses, was comprised of residential mortgages in Bermuda and approximately 67.9% of our loan portfolio in our remaining jurisdictions was comprised of residential mortgages. A decline in the real estate market, in particular in Bermuda, would mean that the collateral for our loans would hold less value. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on the defaulted loans. Declines in the real estate market could also adversely affect demand for new loans, further decreasing the interest revenue generated by our loan portfolio. This may lead to impairment charges on loans and other assets, higher costs and incurred loan-loss provisions. In addition, if our estimate for our allowance for credit losses proves to be incorrect and our allowance is inadequate, we will have to increase the allowance accordingly.
These risks may be compounded due to the fact that there is no available economic and statistical data regarding the Bermuda, The Bahamas and the Cayman Islands real estate markets. Although reliable and comprehensive economic and statistical data is available for certain real estate markets, such as the Case-Schiller Home Price Index in the United States, there is no comparable statistical data or mechanism to value the overall real estate market in Bermuda, The Bahamas or the Cayman Islands. This lack of information makes it difficult to assess the market value of real estate in these markets, and requires us to rely on observations of the valuation of our own real estate originations in order to assess whether the value of mortgaged real estate has declined.
Any of the above factors could have an adverse effect on our business, financial condition or results of operations.
In addition, following the 2008 financial crisis, the Bermuda economy experienced consecutive years of negative GDP growth. International business activity declined from 2009 to 2011, with modest annual growth from 2012 onwards. In 2015, the Bermuda economy's GDP was nominally positive and various local economic measures appeared to have stabilized. The impact of the 2008 financial crisis and the resulting decline in international business on employment, population levels and real estate values was negative for several years, with recent apparent stability observed in terms of economic activity and stabilized real estate values. The Bermuda economy's ability to sustain or improve on this recent apparent economic stability is uncertain.
The value of the securities in our investment portfolio may decline in the future.
As of December 31, 2016, we owned $4.4 billion of investment securities consisting primarily of securities issued by the US government and US governmental agencies. In 2016, our investment portfolio had an average yield of 1.95%.
The fair value of our investment securities may be adversely affected by market conditions, including changes in interest rates, and the occurrence of any events adversely affecting the issuer of particular securities in our investment portfolio. We perform periodic reviews to determine if an other-than-temporary impairment ("OTTI") has occurred. Our Asset and Liability Policy Committee reviews the results of impairment analyses and advises whether an OTTI exists. The process for determining whether an impairment is other-than-temporary usually requires complex, subjective judgments about the future financial performance of the issuer of the relevant security in order to assess the probability of receiving all contractual principal and interest payments on the security.
We did not record any OTTI losses on investments in the years ended December 31, 2016 and 2015. However, in prior periods we have experienced higher OTTI on investments, in particular as a result of investments in structured securities. See "— We depend primarily on deposits to fund our liquidity needs; if we are unable to effectively manage our liquidity across the jurisdictions in which we operate, our business, financial condition or results of operations could be adversely affected."
We may be required to recognize OTTI in future periods, which could have an adverse effect on our business, financial condition or results of operations.
Fluctuations in interest rates and inflation may negatively impact our net interest margin and our profitability.
Net interest income is a significant component of our revenues and changes in prevailing interest rates may adversely affect our business, including the level of net interest income we earn, and for our banking business, the levels of deposits and the demand for loans. The low interest rate environment following the global financial crisis has led to changes in savings rates and continues to shift the interest of savers away from low-rate retail bank deposits.
If interest rates increase, our net interest income would narrow if our cost of funding increased without a correlative increase in the interest we earn from loans and investments. Because we rely extensively on deposits to fund our operations, our cost of funding would increase if there is an increase in the interest rate we are required to pay our customers to retain their deposits. This could occur, for instance, if we are faced with competitive or regulatory pressures to increase rates on deposits. In addition, if the interest rates we are required to pay for other sources of funding increases, our cost of funding would increase. Moreover, increases in interest rates may decrease customer demand for loans as the higher cost of obtaining credit may deter customers from seeking new loans. Further, higher interest rates might also lead to an increased number of delinquent loans and defaults, which would affect the value of our loans.
Changes in interest rates may negatively affect the value of our assets and our ability to realize gains or avoid losses from the sale of those assets, all of which also ultimately affect earnings and capital, as well as our regulatory solvency position. A sustained increase in the inflation rate in our principal markets may also have an adverse effect on our business, financial condition or results of operations. For example, a sustained increase in the inflation rate may result in an increase in nominal market interest rates. A failure to accurately anticipate higher inflation and factor it into our product-pricing assumptions may result in mispricing of our products, which could adversely affect our business, financial position or results of operations. On the other hand, recent concerns regarding negative interest rates and the low level of interest rates generally may negatively impact our net interest income, which may have an adverse impact on our profitability.
We depend primarily on deposits to fund our liquidity needs; if we are unable to effectively manage our liquidity across the jurisdictions in which we operate, our business, financial condition or results of operations could be adversely affected.
We need liquidity to pay our operating expenses, interest on our debt and dividends on our capital stock, and to replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer.
Our main source of funding is customer deposits. As of December 31, 2016, we had $10.0 billion in customer deposits (67% USD deposits, 18% USD-pegged deposits), with 58% of our deposits derived from our Bermuda segment and 29% of our deposits derived from the Cayman Islands segment, with the balance derived from Guernsey and The Bahamas. In addition, we source our funding from shareholders' equity, and to a lesser extent from other sources including the sale of securities to institutional counterparties under repurchase agreements and the sale of trading and AFS securities. Our deposit base includes both demand and term liabilities, but the significant majority of such deposits are demand deposits or are due within six months. Because we rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate may prevent us from obtaining necessary funding without incurring higher costs. Our deposit base includes deposits from commercial and institutional clients which may be more sensitive to financial strength rating changes. A significant withdrawal of deposits in either of these markets could significantly affect our liquidity and our ability to meet our funding needs.
In addition, as a bank with subsidiaries located outside of Bermuda, access to inter-company funds can be restricted because our regulated banking subsidiaries are required to maintain certain liquidity ratios or minimum levels of capital in accordance with the laws of the jurisdictions in which they operate or otherwise. The necessity of maintaining these ratios or levels of capital or other liquidity considerations could restrict the ability of these subsidiaries to transfer funds to us, in the form of cash dividends, loans or advances. Recently, our subsidiaries' ability to upstream funds from certain jurisdictions has been increasingly restricted due to changes in the business and regulatory environments in such jurisdictions.
In the event that our current resources do not satisfy our needs, we may need to seek additional financing. The availability of additional financing will depend on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. For example, in the course of the global financial crisis, we realized significant losses attributable to write-downs on investments in structured assets made prior to mid-2007 and required a significant amount of new capital to ensure sufficient liquidity and restore our capital structure. In 2009, the Government of Bermuda provided assistance to us in raising private sector capital by issuing a full and unconditional guarantee to support our $200 million issuance of preference shares. See "Supervision and Regulation — Bermuda — Supervision and Monitoring by the BMA". In addition, we raised an additional $550 million of new capital from a group of investors that included The Carlyle Group and CIBC and undertook a $130 million rights offering.
Although the Government of Bermuda supported us in 2009, there is no central bank or similar governmental agency in Bermuda from which we may borrow US or Bermuda Dollars if we experience liquidity shortages. In addition, a number of the other jurisdictions in which we operate, including the Cayman Islands and Guernsey, do not have a central bank either. Accordingly, we may not have a lender of last resort in case of future liquidity shortages. See "— Banks domiciled in Bermuda, including us, are not supported by a central bank from which to borrow funds, so if we are unable to maintain sufficient liquidity by continuously attracting deposits and other short-term funding, our financial condition, including our capital ratios, funding costs or results of operations could be adversely affected."

Banks domiciled in Bermuda, including us, are not supported by a central bank from which to borrow funds, so if we are unable to maintain sufficient liquidity by continuously attracting deposits and other short-term funding, our financial condition, including our capital ratios, funding costs or results of operations could be adversely affected.
Unlike many other jurisdictions, there is no central bank or similar governmental agency in Bermuda from which we may borrow US or Bermuda Dollars if we experience liquidity shortages, which may leave us without a lender of last resort in the event that Bermuda suffers a severe economic downturn at the same time as a liquidity shortage. Similarly, there is no central bank in the Cayman Islands or Guernsey to act as a lender of last resort. We may therefore be unable to sufficiently fund our liquidity needs. While there is no central bank or similar governmental agency in Bermuda, the Cayman Islands or Guernsey that insures bank deposits, such as the Federal Deposit Insurance Corporation in the United States, the Government of Bermuda has implemented a Deposit Insurance Scheme. See "Supervision and Regulation" and "— The Government of Bermuda has implemented a Deposit Insurance Scheme and we will incur additional costs”. Without a central bank from which we could borrow funds, liquidity management will be critical to the management of our consolidated balance sheet, and an inability to obtain sufficient liquidity could adversely affect our financial condition.
The Government of Bermuda has implemented a Deposit Insurance Scheme and we will incur additional costs.
Pursuant to the Deposit Insurance Act 2011 and the Deposit Insurance Rules 2016 of Bermuda, a Deposit Insurance Scheme (“DIS”) has come into effect in Bermuda. The DIS is administered by the Bermuda Deposit Insurance Corporation. The DIS is designed to protect the deposits of individuals, charities, unincorporated associations, partnerships, sole proprietors and small businesses by guaranteeing up to $25,000 of their aggregate Bermuda Dollar deposits in the event of a Bermuda deposit taking institution’s failure. The DIS is backed by a Deposit Insurance Fund which is in turn funded from premium contributions that are payable by all banks and credit unions licensed by the BMA . As a bank licensed by the BMA, we are required to be a member of the DIS and pay contributions to the Deposit Insurance Fund. Currently, our premium contribution is calculated by the Bermuda Deposit Insurance Corporation as 0.25% per annum of the average total amount of our Bermuda Dollar deposits that are covered by the DIS guarantee over a rolling three month period, with our initial contribution backdated to July 1, 2016. Each contribution to the Deposit Insurance Fund (including the initial contribution) is payable every three months in arrears. The amount of the contribution we are liable to pay may change from time to time as the total level of our insured Bermuda Dollar deposits changes; in addition there is no guarantee that the current rate of premium contributions charged by the Bermuda Deposit Insurance Corporation will stay the same and not increase or that the Bermuda Deposit Insurance Corporation will not require additional contributions in the event that the Deposit Insurance Fund is insufficient to pay compensation due to insured depositors. We may also not be able to recover our contributions to the Deposit Insurance Fund from any failed institution whose insured depositors receive payments from the Deposit Insurance Fund. Any contributions we are required to make as part of the DIS (and any associated costs) are a cost to our business, and such costs, including any future increases, may have an adverse effect on our business, financial condition or results of operations.
We could be negatively affected if the soundness of other financial institutions and counterparties deteriorates or if such counterparties, including clearing houses, are unwilling to do business with us, in particular in respect of US Dollar transactions.
Given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of actual or perceived deterioration in the commercial and financial soundness of other financial services institutions. Within the financial services industry, the default by any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, because the commercial and financial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of, or questions about, a financial institution may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as "systemic risk" or "contagion" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses and banks with whom we interact on a daily basis. In particular, Bank of New York Mellon ("BNYM") and Wells Fargo act as clearing houses for all our US Dollar transactions. If BNYM's or Wells Fargo's ability to act as our clearing houses becomes impaired or BNYM or Wells Fargo cease to act as our clearing houses for any other reason and other financial institutions are not willing to provide the services currently provided to us by BNYM and Wells Fargo, we could lose our ability to engage in US Dollar transactions, which could lead to severe disruptions in our operations and adversely impact our business, financial condition or results of operations.
Our operations are reliant on effective implementation and use of technology and require us to adapt to new technologies, and a breach, interruption or failure of our technology services or the inability to effectively integrate new technologies could have an adverse effect on our business, financial condition or results of operations.
We rely heavily on communications and information systems to conduct business in the banking industry. In particular, we rely on technology to provide key components of our information system infrastructure, including loan, deposit and general ledger processing, risk management information collection and processing for internal control purposes, Internet connections and network access. Any disruption in service of these key components, due to a natural catastrophe, or the termination of any third-party software licenses upon which any of these systems is based, could adversely affect our ability to effectively deliver products and services to clients, to detect, assess and manage risk and otherwise to conduct operations. See "— We rely on third parties to provide services that are integral to our ordinary course operations, and their failure to perform in a satisfactory manner could negatively affect us". Furthermore, any security breach, due to computer viruses, programming or human errors or other events or developments, of information systems or data, whether managed by us or third parties, could interrupt our business, harm our reputation or cause a decrease in the number of clients using our services. The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. We have continually invested in upgrades to our core banking systems in our two largest markets (Bermuda and the Cayman Islands), made upgrades in Guernsey and the UK, and introduced mobile banking in Bermuda and the Cayman Islands. However, we face the risk of having to establish and maintain further improved technological capabilities, and our future success depends, in part, on an ability to recognize and implement new technologies to address our operational and internal control needs and to meet the demands of our clients. See "— Cyber-attacks, distributed denial of service attacks and other cyber-security matters, if successful, could have an adverse effect on our business, financial condition or results of operations".
Many of our competitors have substantially greater resources to invest in technological improvements than we do. We may not be able to effectively implement new, technology-driven products and services or be successful in marketing these products and services to our customers. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. Failure to successfully keep pace with technological change affecting the financial services industry and avoid interruptions, errors and delays could have an adverse effect on our business, financial condition or results of operations.
We face competition in all aspects of our business, and may not be able to attract and retain wealth management, trust and banking clients at current levels.
We compete, both domestically and internationally, with a broad range of financial institutions. Many of our competitors are larger and have broader ranges of product and service offerings, increased access to capital, greater efficiency and pricing power. We face competition from other domestic and foreign lending institutions and from numerous other providers of financial services, including the following:

•
Non-banking financial institutions.  The ability of these institutions to offer services previously limited to commercial banks has intensified competition. Because non-banking financial institutions are not subject to the same regulatory restrictions as banks, they can often operate with greater flexibility and lower cost structures; and

•
Competitors that have greater financial resources.  Some of our larger competitors, including certain international banks that have a significant presence in our market area, may have greater capital and resources, higher lending limits and may offer products, services and technology that we do not. We cannot predict the reaction of our customers and other third parties with respect to our financial or commercial strength relative to our competition, including our larger competitors.

In our banking business, we face competition mainly from other local banks, such as Bermuda Commercial Bank and Clarien Bank in Bermuda and from Cayman National in the Cayman Islands, as well as from subsidiaries of international banks, RBC in the Cayman Islands and HSBC in Bermuda, whom we view as our most significant competitors. In our wealth management business line, we face competition from local competitors as well as much larger financial institutions including financial institutions that are not based in the markets in which we operate. Revenues from the trust and wealth management business depend in large part on the level of assets under management, and larger international banks may have higher levels of assets under management.
In our trust business line, we face competition primarily from other specialized trust service providers. There are approximately 500 trust companies in the main international financial centers, and many of our competitors in this sector offer fund administration and corporate services work alongside private client fiduciary services.
Our ability to successfully attract and retain trust, wealth management and banking clients is dependent upon our ability to compete with competitors' investment products, retail products and services, level of investment performance, client services and marketing and distribution capabilities. If we are not successful, our business, financial condition or results of operations may be adversely affected.
We may expand our business through acquisitions of, or investments in, other companies or new products and services, but we may not be able to achieve regulatory approval for such transactions or be able to achieve the anticipated cost savings, growth opportunities and other benefits anticipated from such transactions.
We completed two acquisitions in 2014: the acquisition of the Legis trust business in Guernsey and the acquisition of parts of HSBC Cayman in the Cayman Islands. Additionally, in April 2016, we completed the acquisition of Bermuda Trust Company Limited, and the investment management operations of HSBC Bank Bermuda Limited, as well as transactions in connection with a referral agreement with HSBC Bank Bermuda Limited for HSBC Bank Bermuda Limited to refer its existing private banking clients to us. Our long-term growth strategy includes identifying and effecting selective acquisitions in our core geographies, but we cannot be sure that we will be able to identify suitable acquisition candidates or investment opportunities. Even if we identify suitable targets, we cannot be sure that we will be able to obtain the necessary funding on acceptable terms, if at all, to finance any of those potential acquisitions or investments.
We may also be required to obtain the BMA’s approval prior to any potential acquisition or investment and, depending on the transaction, may require other regulatory approval. Regulators consider a number of factors when determining whether to approve a proposed transaction, and we may have difficulty obtaining the necessary regulatory approvals, government permits or licenses required for such acquisitions. We may fail to pursue, evaluate or complete strategic and competitively significant business opportunities as a result of our inability, or our perceived inability, to obtain any required regulatory approvals in a timely manner or at all.
Even where we are able to complete an acquisition or an investment, we cannot be sure that such acquired entity, business or asset or such investment will perform in line with our assumptions or expectations or otherwise complement our business or strategy.
Furthermore, future acquisitions could divert management's time and focus from operating the existing business, and there are no guarantees that our strategic growth initiatives will yield the expected returns. In addition, integrating an acquired company, business or technology is risky and could result in unforeseen operating difficulties and expenditures including, among other things:

•	the incorporation of new technologies into our existing business infrastructure;

•	the maintenance of standards, controls, procedures and policies throughout the organization (including effective internal controls over financial reporting and disclosure controls and procedures);

•	the consolidation of our corporate or administrative functions;

•	the coordination of our sales and marketing functions to incorporate the new business or technology;

•	the potential for liabilities and claims arising out of the acquired businesses;

•	the maintenance of morale, retention and integration of key employees to support the new business or technology and management of our expansion in capacity; and

•	compliance with the regulatory schemes of newly entered jurisdictions.
In addition, a significant portion of the purchase price of companies that we may acquire may be allocated to goodwill and other intangible assets. Intangible assets are tested for impairment annually or when there is a triggering event requiring such testing; an intangible asset that is subject to amortization is periodically reviewed for impairment. Goodwill is tested for impairment on an annual basis. As of December 31, 2016, we had $61.9 million of goodwill and intangible assets. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects.
We rely on our reputation and the appeal of our brand to our customers. Any damage to our reputation and appeal could harm us and our business prospects.
The success of our strategy relies significantly on our reputation and the reputation of our senior management, and on our customers and key introducers associating our brand with meeting customer needs and delivering value to those customers.
As a bank operating offshore, including in Bermuda and the Cayman Islands, we are subject to increasing scrutiny with respect to potential or alleged legal and regulatory breaches and unethical behavior and associated reputational risks. Any circumstance that causes real or perceived damage to our brand or reputation, or offshore banking or wealth management generally, may negatively affect our relationships with our customers and key introducers, which would have an adverse effect on our business, financial conditions or results of operations.
Potential reputational issues include, but are not limited to:

•
breaching or facing allegations of having breached legal and regulatory requirements (including, but not limited to, conduct requirements, money laundering, anti-terrorism financing requirements, laws against assisting in tax evasion and data protection laws);

•	acting or facing allegations of having acted unethically (including having adopted inappropriate sales and trading practices);

•	failing or facing allegations of having failed to maintain appropriate standards of customer privacy, customer service and record-keeping;

•	failing to appropriately address potential conflicts of interest;

•	experiencing technology failures that impact customer services and accounts;

•	failing to properly identify legal, reputational, credit, liquidity and market risks inherent in products offered; and

•	changing the terms of our product offerings and pricing that may result in outcomes for customers that are unfair or perceived to be unfair.
A failure to address the above or any other relevant issues appropriately could make customers unwilling to do business with us, which could have an adverse effect on our business, financial condition or results of operations and could damage our relationships with our employees and regulators.
The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property may not accurately describe the net value of the collateral that we can realize.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our other-real-estate-owned portfolio ("OREO") and to determine certain loan impairments. If any of these valuations is inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our allowance for credit losses may not reflect accurate loan impairments. This could have an adverse effect on our business, financial condition or results of operations.
The Bank's credit ratings have a direct effect on its competitive position, and declines in the Bank's ratings would increase the cost of borrowing funds and make our ability to raise new funds, attract and retain deposits or renew maturing debt more difficult, which may negatively affect long-term and short-term funding.
The Bank's financial strength ratings are an important component of its liquidity profile and competitive position. On an ongoing basis, nationally recognized statistical rating organizations ("NRSROs") review the financial performance and condition of banks and may downgrade or change the outlook on a bank's ratings due to, for example: a change in a bank's regulatory capital ratios; a change in an NRSRO's determination of the amount of capital cushion required to maintain a particular rating; an increase in the perceived risk of a bank's investment portfolio; reduced confidence in management; or other considerations that may or may not be under our control. The Bank has credit ratings from Standard & Poor's ("S&P"), Moody's Investor Service ("Moody's") and Fitch Ratings ("Fitch"). Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. The Bank's ratings as of December 31, 2016 are shown in the table below:

Ratings
	Fitch	Moody's	S&P
Long-term issuer	BBB	A3	BBB
Short-term issuer	F2	P-2	A-2
Subordinated debt	BB+	Baa1
Long-term counterparty risk assessment		A3
Short-term counterparty risk assessment		P-2
A downgrade in our credit ratings could adversely affect clients' perception of us and our ability to compete successfully in the marketplace for deposits (or result in the withdrawal of deposits). A downgrade in our short-term debt ratings will affect our short-term funding capabilities. The Bank does not currently access debt markets on an active basis and has only limited historical subordinated debt which is not expected to be affected by rating changes. As a result, the impact of a one-notch downgrade in credit ratings is currently not likely to have a direct impact on funding programs, activities, borrowing capacity or borrowing costs. In addition, there has been no measurable correlation or effect on deposit levels during previous downgrades and, as a result, historically, no material impacts on the Bank's operations or results.
Negative changes in the Bank's long-term deposit ratings would also likely increase the cost of raising long-term funding in the capital markets or of borrowing funds. Even where we can access the capital markets, negative changes in our ratings could affect our share price and make any equity offerings more difficult and dilutive to current shareholders, further driving down the Bank's share price. Our ability to replace maturing or existing debt may be more difficult and expensive. In addition, our lenders and counterparties in derivative transactions are sensitive to the risk of a ratings downgrade.
On June 7, 2016, Moody's downgraded our then-existing government-backed preferred stock rating from A1 (hyb) to A2 (hyb), and our long-term and short-term counterparty risk rating from A2 to A3 and Prime-1 to Prime-2, respectively. Moody's stated that the downgrade of our government-backed preferred stock rating was the result of the downgrade of the government bond rating of the Government of Bermuda, the guarantor of our preferred shares. Our counterparty risk assessments were also downgraded as a result of the Government of Bermuda's weaker creditworthiness. While to date the impact of these downgrades has not materially affected our ability to meet future cash or debt needs, the exact effect of these downgrades on our funding capabilities in the future cannot be determined with certainty, as downgrades in other ratings, as described above, could materially impact our funding ability and costs.
Management cannot predict what actions rating agencies may take, or what actions we may take in response to the actions of rating agencies that could adversely affect our business. As with other companies in the financial services industry, our ratings could be downgraded at any time and without any notice by any NRSRO, which could adversely affect our business, financial conditions or results of operations.
We could fail to attract, retain or motivate highly skilled and qualified personnel, including our senior management, other key employees or members of the Board, which could adversely affect our business.
Our ability to implement our strategic plan and our future success depends on our ability to continue to attract, retain and motivate highly skilled and qualified personnel, including our senior management and other key employees and directors, competitively with our peers. The marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. The failure to attract or retain, including as a result of an untimely death or illness of key personnel, or replace a sufficient number of appropriately skilled and key personnel could place us at a significant competitive disadvantage and prevent us from successfully implementing our strategy, which could impair our ability to implement our strategic plan successfully, achieve our performance targets and otherwise have an adverse effect on our business, financial condition or results of operations.

We may also be unable to attract and retain staff due to our locations. Many of our employees are employed in Bermuda and the Cayman Islands, which are small markets. To the extent we have needs for employees in these locations, this may be an impediment to attracting and retaining experienced personnel. Further, immigration laws in small markets may impose limitations on attracting experienced personnel.
In addition, governmental scrutiny with respect to matters relating to compensation and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision in certain markets in which we operate. Future legislation or regulation or government views on compensation may result in us altering compensation practices in ways that could adversely affect our ability to attract and retain talented employees.
We rely on third parties to provide services that are integral to our ordinary course operations, and their failure to perform in a satisfactory manner could negatively affect us.
We rely on third parties to provide services that are integral to our ordinary course operations, including providers of information technology, administrative or investment advisory services. For example, we have a contract with Alumina pursuant to which it provides investment advisory services to us and a contract with Hewlett Packard ("HP") to supply technology infrastructure and application development management, information security and technical support for our locations in Bermuda and the Cayman Islands. We rely on Alumina to provide investment advisory services in respect of our US treasury and agency portfolio and to provide investment advice. Poor performance on the part of providers of investment advisory services could adversely affect our financial performance. A material breach of customer data, including by HP, may negatively impact our business reputation and cause a loss of customer business; result in increased expense to contain the event and/or require that we provide credit monitoring services for affected customers; result in regulatory fines and sanctions; and/or may result in litigation. We rely on our outsourced service providers to implement and maintain prudent cyber security controls. We have procedures in place to assess a vendor's cyber security controls prior to establishing a contractual relationship and to periodically review assessments of those control systems; however, these procedures are not infallible and a vendor's system can be breached despite the procedures we employ.
In addition, BNYM and Wells Fargo act as clearing houses for all our US Dollar transactions and, if our relationships with BNYM and Wells Fargo are terminated, we could lose our ability to engage in US Dollar transactions. For more information see "— We could be negatively affected if the soundness of other financial institutions and counterparties deteriorates or if such counterparties, including clearing houses, are unwilling to do business with us, in particular in respect of US Dollar transactions."
We may be alleged to have infringed upon intellectual property rights owned by others or may be unable to protect our own intellectual property.
Competitors or other third parties may allege that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse, or be unable, to uphold its contractual obligations.
Moreover, we rely on a variety of measures to protect our intellectual property and proprietary information, including copyrights, trademarks, and controls on access and distribution. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. In any event, we may be required to litigate to protect our intellectual property and proprietary information from misappropriation or infringement by others, which is expensive and could cause a diversion of resources and may not be successful.
Our insurance coverage may not be adequate to cover all possible losses that we could suffer, and our insurance costs could increase in the future.
Our insurance policies do not cover all types of potential losses and liabilities and are subject to limits and excesses. There can be no assurance that our insurance will be sufficient to cover the full extent of all losses or liabilities for which we are ultimately responsible, which could result in losses being incurred by the Bank. Additionally, we cannot guarantee that we will be able to renew our current insurance policies on favorable terms, or at all.
Cyber-attacks, distributed denial of service attacks and other cyber-security matters, if successful, could have an adverse effect on our business, financial condition or results of operations.
We are under continuous threat of loss due to cyber-attacks, especially as we continue to expand customer capabilities to utilize the internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cyber-criminals extract funds directly from customers' or our accounts using fraudulent schemes that may include internet-based funds transfers. Such attacks are infrequent, but could present significant reputational, legal and regulatory costs to us if successful.
We also face risks related to cyber-attacks and other security breaches in connection with credit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks (e.g., Visa or Mastercard), our processors, and BNYM and Wells Fargo as clearing banks. Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on numerous other third-party service providers to conduct other aspects of our business operations and face similar risks relating to them.
Recently, there has been a series of distributed denial of service attacks on financial services companies. Distributed denial of service attacks are designed to saturate the targeted online network with excessive amounts of network traffic, resulting in slow response times, or in some cases, causing the site to be temporarily unavailable. Generally, these attacks are conducted to interrupt or suspend a company's access to internet service. The attacks can adversely affect the performance of a company's website and in some instances prevent customers from accessing a company's website. Potential cyber threats that include hacking and other attempts to breach information technology security controls are rapidly evolving and we may not be able to anticipate or prevent all such attacks. In the event that a cyber-attack is successful, our business, financial condition or results of operations may be adversely affected.
In addition, in April 2016, the Society for Worldwide Interbank Financial Telecommunication ("SWIFT") announced that one of its member banks was a target of a cyber-attack in February 2016. In May 2016, SWIFT announced that a second bank was the target of a cyber-attack in May 2016. The SWIFT platform is used by more than 10,000 financial institutions around the world, including us, to effect fund transfers. A cyber-attack on the SWIFT network can result in theft of funds and other adverse consequences, and our business, financial condition or results of operations may be adversely affected in the event that such a cyber-attack is successful.
Severe weather, natural disasters and other external events could disrupt our businesses and adversely affect our financial condition or results of operations.
Our business is concentrated primarily in Bermuda and the Cayman Islands and is therefore subject to the risks associated with severe tropical storms, hurricanes and tornadoes, including downed telephone lines, flooded facilities, power outages, fuel shortages, damaged or destroyed property and equipment, and work interruptions. Such severe weather conditions and natural disasters may negatively impact us and our clients and their ability to meet their financial obligations to us, including the repayment of loans. Such events may also result in an impairment of the value of property or other collateral used to secure the loans that we extend.
In addition, we cannot predict whether we will continue to be able to obtain insurance for hazard-related damages to our premises or, if obtainable and carried, whether this insurance will be adequate to cover our losses. Moreover, we expect any insurance of this nature to be subject to substantial deductibles and to provide for premium adjustments based on claims, and we do not carry insurance against all types of losses. For all these reasons, any future hazard-related costs and work interruptions could have an adverse effect on our business, financial condition or results of operations.
In addition, we are exposed to risks arising out of geopolitical events, such as trade barriers, exchange controls and other measures taken by sovereign governments, including by the US, that can hinder economic or financial activity levels. Furthermore, unfavorable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments, could also negatively affect economic activity and have an adverse effect upon our business, financial condition or results of operations.
Our controls and procedures may fail or be circumvented, which could have an adverse impact on our business, financial condition or results of operations.
We face the risk that the design of our controls and procedures that govern operations, financial reporting and compliance across jurisdictions, including those to mitigate the risk of human error or fraud by employees or outsiders, or to monitor financial reporting, may be inadequate, circumvented or exposed to variations in compliance at the local level, thereby causing inaccuracies in data and information or delays in the detection of errors. At present, we do not have a uniform core banking platform in place across the jurisdictions in which we operate and, therefore, we need to use manual processes to compile certain financial information from certain subsidiaries. Moreover, in the past, our information technology capabilities in Bermuda and other jurisdictions have experienced difficulties with certain identified weaknesses, including internal control deficiencies in our facilities and operations (including wire transfer and foreign exchange and interest rate calculation functions). To address these weaknesses we resorted to using manual processing, data spreadsheets or a combination thereof. Use of such manual procedures and data spreadsheets presents financial reporting and operational risks and increases the importance of staff compliance with internal operating and security procedures. In addition, we may incur operational losses due to non-compliance by our staff with internal operating and control procedures and arising from human error. Any failure or circumvention of our controls and procedures or failure to comply with any current or future regulations related to controls and procedures could have an adverse effect on our business, financial condition or results of operations.
Our risk management framework, systems and process, and related guidelines and policies, may prove inadequate to manage our risks, and any failure to properly assess or manage such risks could harm us.
Our approach to risk management requires senior management to make complex judgments, including decisions (based on assumptions about economic factors) about the level and types of risk that we are willing to accept in order to achieve our business objectives. These also include the maximum level of risks we can assume before breaching constraints determined by regulatory capital and liquidity needs and our regulatory and legal obligations including, among others, from a conduct and prudential perspective. Given these complexities, and the dynamic environment in which we operate, the decisions made by senior management may not be appropriate or yield the results expected. In addition, senior management may be unable to recognize emerging risks for us quickly enough to take appropriate action in a timely manner.
We depend on the accuracy and completeness of information about clients and counterparties.
In deciding whether to extend credit or enter into other transactions with clients and counterparties, we rely on information furnished by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Such information could turn out to be inaccurate, including as a result of fraud or misrepresentation on behalf of our clients, counterparties or other third parties, which would increase our credit risk and expose us to possible write-downs and losses.
We cannot be certain that our underwriting and operational controls will prevent or detect such fraud or that we will not experience fraud losses or incur costs or other losses related to such fraud. Our clients and counterparties may also experience fraud in their businesses which could adversely affect their ability to repay their loans or make use of our services.
During the periods reported in this annual report, we have not experienced any material losses, or had to write down collateral, as a result of fraud or misrepresentation, but we cannot be certain that the Bank will not experience any such losses or have to write down any such collateral in the future.
Volatility levels and fluctuations in foreign currency exchange rates may affect our business, financial position and results of operations.
We are exposed to foreign currency risk as a result of our holdings of foreign currency denominated assets and liabilities, investment in foreign subsidiaries, and future foreign currency denominated revenue and expense. Fluctuations in exchange rates may raise the potential for losses resulting from foreign-currency trading positions, where aggregate obligations to purchase and sell a foreign currency do not offset each other or offset each other in different time periods. In addition, the recent Brexit vote has introduced volatility for the Pound Sterling which may continue in the future. Such volatility may adversely affect our operations that employ the Pound Sterling as the functional currency and materially affect our results of operations. In addition, the outcome of the US presidential election has caused significant volatility for the US dollar, which may continue in the future. Such volatility may have negative impacts on our business, financial position and results of operations.
We also provide foreign exchange services to our clients, including trading on behalf of clients in all major currencies and providing hedging solutions to manage foreign exchange risk. Foreign currency volatility influences the level of client activity. Changes in client activity may result in reduced foreign exchange trading income.
In addition, as a result of an order issued under the Bermuda Monetary Authority Act 1969, since 1981, one Bermuda Dollar is equivalent to one US Dollar. However, we cannot make assurances that this parity will continue. In the event that the Government of Bermuda, pursuant to the Bermuda Monetary Authority Act 1969, issues an order that materially affects the Bermuda Dollar Parity Order 1981, the value of our common shares could be adversely affected. Moreover, our US Dollar deposits are used to fund mortgages in Bermuda Dollars. As the Bermuda Dollar is pegged to the US Dollar at a one-to-one ratio, we do not engage in hedging activities to counteract this currency risk. If the Bermuda Dollar ceased to be pegged to the US Dollar at this ratio, however, we could be exposed to significant currency risks.
Changes in accounting policies and practices, as may be adopted by applicable regulatory agencies or other authoritative bodies, could materially impact our financial statements.
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, applicable regulatory agencies and other authoritative bodies change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations.

We are subject to certain litigation, and our expenses related to this litigation could have an adverse effect on our business, financial condition or results of operations.
We are, from time to time, involved in various legal proceedings arising from our normal business activities. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary claims and significant defense costs. The outcome of these cases is uncertain. Substantial legal liability or significant regulatory action against us could have material financial effects or cause significant reputational harm to us, which in turn could seriously harm our business, financial condition, results of operations and prospects. We may be exposed to substantial uninsured liabilities, which could materially affect our results of operations and financial condition.
As previously publicly announced, in November 2013, the USAO applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The purpose of these Summonses was to identify US persons who may have been using our banking, trust, or other services to evade their own tax obligations in the United States. Although the Bank has been cooperating with the US authorities in their ongoing investigation, we are unable at this point to predict the timing or outcome of the investigation and it is possible that the ultimate resolution of this matter may be material to our financial results. Although we are unable to determine the amount of financial consequences, fines and/or penalties resulting from this tax compliance review, we have recorded as of December 31, 2016, a provision of $5.5 million (December 31, 2015: $4.8 million). As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision.

Regulatory and Tax-Related Risks
We operate in a complex and changing regulatory environment and our legal and regulatory changes could have a negative impact on our business, financial condition or results of operations.

Our business is subject to ongoing changes in laws, regulations, policies, voluntary codes of practice and interpretations in the markets in which we operate. We currently face an increasingly extensive and complex stricter set of laws, regulations and standards as a result of the concerns enveloping the global financial sector. We are exposed to potential changes in governmental or regulatory policies, price controls, capital controls, exchange controls, other restrictive actions, unfavorable political and diplomatic developments and changes in legislation.

Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach. This may result in conflicts with specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is possible that governments in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, the Bank's business, including for reasons relating to national interest and/or systemic stability. The powers exercisable by our regulators may also be expanded in the future.

Regulatory changes and the timing of their introduction continue to evolve and we manage our businesses in the context of regulatory uncertainty. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change are an important part of our planning processes. We expect that we will be required to continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing, or implement new, processes to comply with new regulations.

Changes and restrictions imposed by our principal regulator, the BMA, and other regulators may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital and funding as well as place restrictions on the businesses we conduct (including limiting our ability to provide products and services to certain customers), require us to amend our corporate structure or require us to alter our product or service offerings. If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

Effective as of January 1, 2015, the BMA adopted capital and liquidity regulatory requirements consistent with Basel III, a framework released by the Basel Committee on Banking Supervision. The finalization of the implementation is subject to ongoing consultation with the BMA regarding the implementation and interpretation of these new rules. Because the Basel III framework is relatively new and the BMA retains certain limited discretions, we cannot guarantee that we will be able to fully comply with any changing requirements. We also cannot predict what effect Bermuda's adoption of Basel III will have on our operations in other jurisdictions, some of which have not yet adopted Basel III and still operate under the Basel II framework. Furthermore, because Basel III can require capital to be held sometimes far in excess of capital required under Basel II, if other jurisdictions in which we operate move to a Basel III framework, we may not be able to meet our total capital adequacy requirements in those jurisdictions, which may lead us to move more capital into a given jurisdiction. Further, as our capital requirements remain under continuous review by the BMA, we cannot guarantee that the BMA will not seek a higher total capital ratio requirement at any time. Finally, we may be subject to heightened regulatory oversight by the BMA or other regulatory bodies in the future. For more information, see "Supervision and Regulation — Bermuda — Supervision and Monitoring by the BMA".

Our failure or inability to comply fully with the stricter set of laws and regulations could lead to fines, public reprimands, damage to reputation, civil liability, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business, financial condition or results of operations. We could also be required to incur significant expenses to comply with new or revised regulations. Future developments or changes in laws, regulations, policies, voluntary codes of practice and their effects are expected to require greater capital resources and significant management attention, and may require us to modify our business strategies and plans.
Failure to comply with any applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business, financial condition or results of operations.
We must comply with all applicable laws and regulations, which include anti-corruption, anti-money laundering and anti-terrorist financing laws and regulations. Recently, there has been a substantial increase in the global enforcement of these laws and regulations, in particular in respect of the financial services industry. The measures and procedures we have in place may not be entirely effective in preventing third parties from using us (and our correspondent banks) as a conduit for money laundering (including illegal cash operations) or terrorist financing without our (and our correspondent banks') knowledge or consent. Although, as of the date of this report, we have not been subject to any fines or penalties, and we believe we have not suffered any material business or reputational harm, as a result of violations of anti-money laundering laws and regulations, there can be no assurances that we will not be subject to such fines, penalties or losses or harm in the future. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could be harmed and we could become subject to fines, sanctions or legal enforcement (including being added to any "blacklists" that would prohibit certain parties, potentially including US Dollar clearing banks, from engaging in transactions with us), which could have an adverse effect on our business, financial condition or results of operations.
Our international business model exposes us to different and possibly conflicting regulatory schemes across multiple jurisdictions.
Our international business model exposes us to different regulatory schemes across multiple jurisdictions. Although our central management and a large part of our business are located in Bermuda, our operations are spread throughout six international jurisdictions. In addition to the logistical and communications challenges this creates, the financial services industry is heavily regulated in many jurisdictions, and each line of the business is exposed to different, constantly evolving and possibly conflicting regulatory schemes. Our management has enacted internal controls and procedures that are designed to result in compliance with these regulatory schemes, which are periodically reviewed and updated, but in the future we might have difficulty meeting and remaining in compliance with existing or new regulatory requirements imposed by a particular jurisdiction, particularly in light of the increasing regulatory scrutiny of financial institutions and their subsidiaries. Our current internal controls for one jurisdiction may not sufficiently comply with the demands of increased oversight in another jurisdiction.
To the extent we are unable to comply with the regulatory scheme of a particular jurisdiction, we might not be able to operate in that jurisdiction, or we may incur fines or penalties for compliance failures or incur costs in order to remediate compliance failures, any or all of which could adversely affect our business, financial condition or results of operations.

Changes in US tax laws could cause the insurance and reinsurance industry to relocate from Bermuda, which could have an adverse effect on our business, financial condition and results of operations.
For several years now, some members of the US Congress have expressed concern about US corporations that move their place of incorporation to low-tax jurisdictions and the competitive advantage that foreign-controlled insurers and reinsurers may have over US-controlled insurers. Recently, various discussion drafts, outlines and legislative proposals that would reform US corporate income tax laws have been proposed by members of the US Congress as well as members of President Trump’s administration, including proposals that would significantly impact how US multinational businesses are taxed on international earnings. We cannot determine whether some or all of these or other proposals will be enacted into law, or what, if any, changes may be made to such proposals prior to being enacted into law. However, the recent legislative proposals have included changes that, if implemented, could make the US more attractive to insurers and reinsurers, and provide significant incentives for insurance and reinsurance companies to relocate to the US from Bermuda. Since the reinsurance industry is a key contributor to the Bermuda economy, a downturn in this sector could result in job losses and harm the economy in Bermuda. As many of our commercial customers are insurance and reinsurance providers, any downturn in the reinsurance market or movement of this industry away from Bermuda could adversely affect our business, financial condition and results of operations. See also "— Risks Relating to Financial Conditions, Market Environment and General Economic Trends — Unlike geographically more diversified banks, our business is concentrated primarily in Bermuda and the Cayman Islands, and we may be more affected by a downturn in these markets than more diversified competitors".
The OECD's review of harmful tax competition could adversely affect our tax status outside Bermuda.
The Organization for Economic Co-operation and Development (the "OECD") has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of low or zero tax jurisdictions and preferential tax regimes in countries around the world. According to the OECD, Bermuda is a jurisdiction that has substantially implemented the internationally agreed tax standard and, as such is listed on the OECD "white list." However, we are not able to predict whether any changes will be made to this classification or whether any such changes will subject us to additional taxes.
We are required to obtain approval from our regulators before engaging in certain activities.

The laws, regulations, policies, voluntary codes of practice and interpretations applicable to us govern a variety of matters, including the permissible activities that we may engage in. As our principal regulator, the BMA requires that we obtain its prior approval before engaging in certain activities, including paying dividends on our common shares, entering into material acquisitions or issuing or repurchasing our common shares, and there can be no assurance that any regulatory approvals we may require will be obtained, either in a timely manner or at all. Our regulators have the ability to compel us to, or restrict us from, taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice.

Our ability to pay dividends to non-residents of Bermuda and the transfer of our common shares to non-residents of Bermuda could be impaired by Bermuda regulations.

The present policy of Bermuda’s Controller of Foreign Exchange is:

•
to permit the conversion of Bermuda Dollars for payment of dividends in foreign currency to shareholders who are non-residents of Bermuda for exchange control purposes, provided that all payments are processed through an authorized dealer, including, for this purpose, us; and

•
to permit the free transferability of equity securities of a Bermuda company for so long as such equity securities of such company are listed on an ‘‘appointed stock exchange’’ appointed by the Minister of Finance under section 2(9) of the Companies Act 1981.

However, if the Controller of Foreign Exchange were to change the foregoing policies, our ability to pay dividends in US Dollars to non-residents of Bermuda for exchange control purposes could be impaired and each transfer of our common shares to or from non-residents of Bermuda for exchange control purposes could require specific approval by the Controller of Foreign Exchange, and the value of the common shares could be adversely affected.
If we are considered to be a passive foreign investment company, such characterization could result in adverse US federal income tax consequences to shareholders that are US investors.
Special adverse US federal income tax rules apply if a US shareholder holds shares of a company that is treated as a passive foreign investment company ("PFIC"), for any taxable year during which the US shareholder held such shares. A foreign corporation will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is passive income (the "income test"), or (2) 50% or more of the average fair market value of its assets is attributable to assets that produce or are held for the production of passive income (the "asset test"). Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% (by value) of the stock of another corporation, the foreign corporation is treated, for purposes of the PFIC tests, as owning a proportionate share of the other corporation's assets and receiving its proportionate share of the other corporation's income.
Banks generally derive a substantial part of their income from assets that are interest-bearing or that otherwise could be considered passive under the PFIC rules. The US Internal Revenue Service (the "IRS"), has issued a notice, and has proposed regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank.
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2016 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be a PFIC for any particular year. If we were a PFIC in any taxable year during which a US shareholder owns our common shares and the US shareholder does not make a "mark-to-market" election, as discussed under the heading "Certain Taxation Considerations — Material US Federal Income Tax Consequences — US shareholders — Passive Foreign Investment Company Considerations," or a special "purging election," we generally would continue to be treated as a PFIC with respect to such US shareholders in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. US shareholders are urged to consult their own tax advisers with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our common shares.
US withholding tax and information reporting requirements imposed under the Foreign Account Tax Compliance Act may apply.
As discussed below under the heading "Certain Taxation Considerations — Material US Federal Income Tax Consequences — Foreign Account Tax Compliance Act Withholding," pursuant to the Foreign Account Tax Compliance Act ("FATCA") enacted in 2010, a 30% withholding tax will be imposed on certain payments to certain non-US financial institutions that fail to comply with certain information-reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect US shareholders and/or US accountholders. To avoid becoming subject to FATCA withholding, we and other financial institutions may be required to report information to the IRS regarding the holders of our common shares and to withhold on a portion of payments under our common shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our common shares directly or indirectly through certain non-compliant intermediaries). Such withholding would not apply to payments made with respect to common shares before January 1, 2019.
Many countries, including Bermuda, have entered into agreements with the United States ("intergovernmental agreements" or "IGAs") to facilitate the implementation of FATCA. These IGAs modify the FATCA withholding regime described above. In December 2013, Bermuda entered into a Model 2 IGA with the United States (the "Bermuda IGA") pursuant to which Bermudian financial institutions are directed by the Bermudian authorities to register with the IRS and to enter into an agreement (an "FFI Agreement") with the IRS to perform specified due diligence, reporting and withholding functions.
We have registered with the IRS and have entered into an FFI Agreement as required by the Bermuda IGA. However, because the rules for the implementation of FATCA, including IGAs, have not yet been fully finalized, it remains uncertain at this time what impact, if any, this legislation will have on holders of the common shares.
Fulfilling public company financial reporting and other regulatory obligations in the United States is expensive, time-consuming and may strain our resources.
As a public company registered in the United States, we are subject to the reporting requirements of the Exchange Act, and are required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the related rules and regulations of the SEC, as well as the rules of the NYSE. The Exchange Act requires us to file, among other things, annual reports with respect to our business and financial condition. These additional efforts may strain our resources and divert management's attention from other business concerns, which could have an adverse effect on our business, financial condition or results of operations.
The uncertainty resulting from the recent vote by the UK electorate in favor of a UK exit from the EU, as well as the new US presidential administration's policies, could adversely impact our business, financial condition and results of operations.
The UK’s June 2016 vote to leave the EU (“Brexit”) and the new US presidential administration's present and future policies may generate greater uncertainty and instability in the global financial markets, which could lead to weaker macroeconomic conditions that continue for the foreseeable future. Such economic weakness and uncertainty may adversely affect our business, financial condition and results of operations.
Brexit could impair our ability to transact business in EU countries, as well as the territories and dependencies of the UK. We expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replicate or replace. If the UK were to significantly alter its regulations affecting the banking industry, we could face significant new costs, particularly as it relates to our banking operations in certain UK territories and dependencies, namely Bermuda, the Cayman Islands and Guernsey. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. The long-term financial and legal effects of Brexit will depend in part on any agreements the UK makes to retain access to EU markets following the UK's withdrawal from the EU. Although the timetable for UK withdrawal is not at all clear at this stage, it is likely that the process of the withdrawal of the UK from the EU will take at least two years to be negotiated and concluded.

The new US presidential administration's present and future policies could also lead to increased regulatory uncertainty for our industry and for us. It is unknown at this time to what extent new legislation will be passed into law or pending or new regulatory proposals will be adopted, or the effect that such passage or adoption would have, either positively or negatively, on our industry or on us. If any new legislation and/or regulations are implemented, it may be time-consuming and expensive for us to alter our internal operations in order to comply with such legislation and/or regulations.

Risks Relating to the Common Shares
The value of the common shares may fluctuate significantly.
The value of our common shares may fluctuate significantly as a result of a large number of factors, including, in part, changes in our actual or forecasted operating results and the inability to fulfill the profit expectations of securities analysts, as well as the high volatility in the securities markets generally and more particularly in shares of financial institutions.
Other factors, beside our financial results, that may impact the price of our common shares include, but are not limited to:

•	market expectations of the performance and capital adequacy of financial institutions in general;

•	investor perception of the success and impact of our strategies;

•	investor perception of our positions and risks;

•	a downgrade or review of our credit ratings;

•	potential litigation or regulatory action involving us;

•	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and

•	general market circumstances.
The market price of the common shares could also be negatively affected by sales of substantial amounts of our common shares in the public markets, including following the expiration of the lock-up restrictions applicable to certain of our shareholders, the members of the Board and senior management, or the perception that these sales could occur.
Holders of our common shares may not receive dividends.

The dividend policy described under "Dividend Policy" should not be construed as a dividend forecast. Our results of operations and financial condition are dependent on our performance. There can be no assurance that we will declare and pay dividends in the future. Any decision to declare and pay dividends in the future will be subject to the prior approval of the BMA and be made at the discretion of the Board. Such dividends shall be declared and paid by the Board only as permitted under applicable law. In determining the amount of any future dividends, factors the Board may take into account include: (1) our financial results; (2) our available cash, as well as anticipated cash requirements (including debt servicing); (3) our capital requirements, including the capital requirements of our subsidiaries; (4) contractual, legal, tax and regulatory restrictions on, and implications of, the declaration and payment of dividends by us to our shareholders; (5) general economic and business conditions; (6) restrictions applicable to the Bank and its subsidiaries under Bermuda and other applicable laws, regulations and policies, including the requirement to obtain the BMA's prior approval for the payment of dividends on our common shares; and (7) any other factors that the Board may deem relevant. Therefore, there can be no assurance that we will declare or pay any dividends to holders of the common shares, or as to the amount of any such dividends.

Our ability to declare and pay dividends may also depend on the level of distributions, if any, received from our operating subsidiaries. Our operating subsidiaries may be precluded from declaring and paying dividends by various factors, such as their own financial condition, or restrictions applicable to us and our subsidiaries under Bermuda and other applicable laws, regulations and policies. The ability of certain of our subsidiaries to upstream funds has been increasingly restricted due to changes in the business and regulatory environments in the jurisdictions in which those subsidiaries operate. In addition, any change in tax treatment of dividends or interest received by us may reduce the level of yield received by our shareholders.
We are an "emerging growth company," and the reduced reporting requirements applicable to emerging growth companies may make our common shares less attractive to investors.
We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years from the date of our IPO, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in nonconvertible debt in a three-year period or if the fair value of our common shares held by nonaffiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. See ‘‘Implications of Being an Emerging Growth Company and a Foreign Private Issuer”. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
We are a "foreign private issuer" under US securities law. Therefore, we are exempt from certain requirements applicable to US domestic registrants.
Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers, including us, under the Exchange Act is different from periodic disclosure required of US domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about US domestic registrants. We are exempt from certain other sections of the Exchange Act to which US domestic registrants are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, our insiders and large shareholders are not obligated to file reports under Section 16 of the Exchange Act, and we are not required to comply with certain corporate governance rules imposed by the NYSE applicable to US domestic registrants. See ‘‘Implications of Being an Emerging Growth Company and a Foreign Private Issuer”.
Provisions of Bermuda law and our bye-laws could adversely affect the rights of our shareholders or prevent or delay a change in control.
Under the provisions of the Banks and Deposit Companies Act 1999 ("BDCA"), the rights of our shareholders could be impaired if any such shareholder becomes a shareholder controller, which is defined as a person who, among other things, acquires control of 10% or more of the voting power of our common shares. The BDCA prohibits a person from becoming a shareholder controller of any company licensed under the BDCA unless the person provides written notice to the BMA of his intent to do so and the BMA does not object. The definition of shareholder controller is set out in the BDCA but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the BDCA) (i) holds 10% or more of the shares in the licensed institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the licensed institution or another company of which it is such a subsidiary.

The BDCA distinguishes between shareholder controllers of the following threshold descriptions: "10% shareholder controllers," "20% shareholder controllers," "30% shareholder controllers," "40% shareholder controllers," "50% shareholder controllers," "60% shareholder controllers" and "principal shareholder controllers" who have a 75% or greater interest. A person who intends to become a shareholder controller, or a shareholder controller who intends to increase his shareholding/control, meaning generally, ownership of shares or the ability to exercise or control the exercise of voting rights attached to shares, beyond his present threshold, must provide written notice to the BMA that he intends to do so. It is an offense not to give this notice.
The BMA may object to a person's notice of intent to become a shareholder controller of any description or to an existing shareholder controller where it appears to the BMA that, among other things, such person is not or is no longer a fit and proper person to be such a controller of the Bank. Prior to serving a notice of objection, the BMA will serve the person seeking to become a shareholder controller or will serve an existing shareholder controller with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, stating, among other things, the reasons for the BMA's proposed objection. The statement of the BMA's reasons for their proposed objection will however, be subject to the BMA's determination that such statement would involve the disclosure of confidential information, the disclosure of which would be prejudicial to a third party. A person served with a preliminary written notice may, within a period of 28 days beginning with the day on which the notice is served, make written representations to the BMA and the BMA shall take any such representations into account in deciding whether to serve a notice of objection.
If three months pass from the date of notifying the BMA of a new shareholder controller or an increased shareholding/control beyond a shareholder controller's then current threshold, without the BMA serving a notice of objection, then the person may become a shareholder controller as requested in the notice. In practice, the BMA's procedure is generally to respond to a person's shareholder controller notification.
If a person becomes a shareholder controller or increases his shareholding/control in spite of the BMA's objection thereto, if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his or her being a shareholder controller, the BMA may take the actions specified in the BDCA, including, among other things revoking the relevant license of the Bank under the BDCA. For more information, see the summaries of relevant provisions of the BDCA regulations under "Supervision and Regulation".
Further, under the BDCA, any person who becomes a significant shareholder of a deposit-taking institution, which is defined as a person who is not a shareholder controller but who, either individually or with any associate or associates (within the meaning of the BDCA) (i) holds 5% or more of the shares in the licensed institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 5% or more of the voting power of any general meeting of the licensed institution or another company of which it is such a subsidiary, must notify the BMA in writing of that fact within seven days. Failure to provide the BMA with prompt and appropriate notice would make the person guilty of an offense that could result in a fine.
In addition to these restrictions, the provisions of our bye-laws provide that a person who is not "Bermudian" (as such term is defined in the Companies Act) who is "interested" (as such term is defined in the bye-laws) in our shares which constitute more than 40% of all shares then issued and outstanding is not entitled to vote the shares which are in excess of such 40% interest at any general meeting without the prior written approval of the Minister of Finance. See also "Supervision and Regulation".
Provisions of our bye-laws may also discourage, delay or prevent acquisition of our shares by certain persons or a merger, amalgamation, change of management or other change of control that a shareholder may consider favorable. In addition, these provisions could limit the price that investors might be willing to pay in the future for our common shares. See "— Certain provisions of our bye-laws may have an anti-takeover effect".
Certain provisions of our bye-laws may have an anti-takeover effect.
There are provisions in our bye-laws that may be used to delay or block a takeover attempt. For example, proposals for an amalgamation, merger, consolidation or sale and other such transactions would require an affirmative vote of not less than two-thirds of all voting rights attached to all issued and outstanding shares unless the proposal received the prior approval of the Board. For a detailed summary of the anti-takeover provisions in our bye-laws, see "Description of Share Capital" in our registration statement on Form F-1 filed with the SEC on February 13, 2017 with file number 333-216018. These provisions could discourage, delay or prevent a change in control of the Bank and could adversely impact the value of our common shares.
The issuance of additional shares in connection with future acquisitions, any share incentive or share option plan or otherwise may dilute all other shareholdings.
We may seek to raise capital to fund future acquisitions and other growth opportunities. We may, for these and other purposes, such as in connection with share incentive and share option plans, issue additional equity or convertible securities. Any issuance of additional shares, however, is subject to prior BMA approval, and we cannot guarantee that their approval will be obtained, either in a timely manner or at all. In the event that we are able to and do issue additional shares, existing shareholders could suffer dilution in their percentage ownership.
Our common shares trade on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.
Our common shares have traded on the BSX since 1971 and began trading on the NYSE in September 2016. Trading in our common shares on these markets take place in different currencies (US Dollars on the NYSE and Bermuda Dollars on the BSX), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Bermuda). The trading prices of our common shares on these two markets may differ due to these and other factors. Any decrease in the price of our common shares on the BSX could cause a decrease in the trading price of our common shares on the NYSE. Investors could seek to sell or buy our common shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the shares available for trading on the other exchange.
We are a Bermuda company. It may be difficult for US shareholders to enforce judgments against us or against our directors and executive officers.
We are incorporated under the laws of Bermuda. As a result, the rights of holders of our shares will be governed by Bermuda law, including the Companies Act 1981, the Butterfield Act and our bye-laws. Our business is based outside of the United States, a majority of our directors and officers reside outside of the United States and a majority of our assets and some or all of the assets of such persons are located outside of the United States. As a result, it may be difficult or impossible to effect service of process on us or our directors and officers in the United States or to enforce in the United States judgments obtained in the United States courts against us or those persons based on the civil liability provisions of the United States securities laws. In addition, it is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.
Bermuda law differs from the laws in effect in the United States and might afford less protection to shareholders.
We are a Bermuda-based company. As a result, the rights of holders of our common shares will be governed by Bermuda law, including the Companies Act, the Butterfield Act and our bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In particular, under Bermuda law, the duties of directors and officers of a company are generally owed to the company only, and shareholders do not generally have rights to take action against directors or officers of the company. In addition, class actions and derivative actions are generally not available to shareholders under Bermuda law.

Not only are the laws in Bermuda different from, and sometimes incompatible with, laws in the United States, but the processes by which they are established are also different. The status of laws currently in place, and areas not currently governed, are subject to change. The interests of our shareholders could be adversely affected if significant regulations are added or deleted from Bermuda’s existing statutory framework.

MARKET INFORMATION
The Bank's common shares trade on the New York Stock Exchange under the symbol "NTB" and on the Bermuda Stock Exchange under the symbol "NTB.BH".
The following table sets forth for the periods indicated the reported high and low closing sale prices per common share and the average daily trading volume on each of the NYSE and the BSX. The Bank's common shares began trading on the NYSE on September 16, 2016:

Period	NYSE High (US$)	NYSE Low (US$)	NYSE Average Daily Trading Volume (Shares)	BSX High (BM$)	BSX Low (BM$)	BSX Average Daily Trading Volume (Shares)
Annual
2012	—	—	—	13.30	9.90	6,187
2013	—	—	—	15.00	12.60	4,114
2014	—	—	—	20.50	14.90	5,756
2015	—	—	—	21.00	16.00	2,426
2016	32.90	23.75	244,611	32.00	16.00	6,619
Quarterly
First Quarter 2015	—	—	—	21.00	19.70	4,421
Second Quarter 2015	—	—	—	19.90	16.00	1,921
Third Quarter 2015	—	—	—	18.00	16.50	1,528
Fourth Quarter 2015	—	—	—	20.00	17.50	1,672
First Quarter 2016	—	—	—	19.50	16.00	6,737
Second Quarter 2016	—	—	—	16.60	16.00	2,354
Third Quarter 2016	24.76	24.01	723,036	24.25	16.40	12,266
Fourth Quarter 2016	32.76	24.77	161,076	32.00	24.50	4,864
First Quarter 2017 (through February 27, 2017)	34.34	31.29	259,781	33.50	31.00	3,889
Monthly
September 2016	24.76	24.01	723,036	24.25	17.60	27,540
October 2016	25.80	24.77	142,369	25.15	24.50	9,439
November 2016	29.70	25.46	98,600	29.00	25.00	3,222
December 2016	32.76	28.55	242,259	32.00	28.00	2,788
January 2017	34.34	31.45	121,058	33.50	31.10	3,780
February 2017 (through February 27, 2017)	33.27	31.29	413,917	32.60	31.00	4,019

DIVIDEND POLICY

Dividend Policy

On February 12, 2017, our Board declared a cash dividend of $0.32 per common share payable on March 27, 2017 to shareholders of record as of March 13, 2017.

We intend to pay cash dividends on a quarterly basis at $0.32 per quarter, subject to the prior approval of the BMA. There can be no assurance, however, that we will pay such dividend amount for any given period, and the declaration of dividends remains subject to the approval of our Board and the BMA.

Although we currently expect to pay dividends according to our dividend policy, we may elect not to pay dividends. Any declarations of dividends will be at the discretion of the Board and will be subject to the prior approval of the BMA. Such dividends may be declared and paid by the Board only as permitted under applicable law. In determining the amount of any future dividends, the Board may take into account: (1) our financial results; (2) our available cash, as well as anticipated cash requirements (including debt servicing); (3) our capital requirements, including the capital requirements of our subsidiaries; (4) contractual, legal, tax and regulatory restrictions on, and implications of, the payment of dividends by us to our shareholders; (5) general economic and business conditions; (6) restrictions applicable to us and our subsidiaries under Bermuda and other applicable laws, regulations and policies, including the requirement to obtain the BMA's prior approval for the payment of dividends on our common shares; and (7) any other factors that the Board may deem relevant. Therefore, there can be no assurance that we will declare or pay any dividends to holders of the common shares, or as to the amount of any such dividends.

See ‘‘Risk Factors — Risks Relating to the Common Shares — Holders of our common shares may not receive dividends.’’

Our Historical Dividends

Since 2013 we have declared and paid dividends on a quarterly basis. For the quarter ended December 31, 2016, we declared a quarterly dividend of $0.32 per share, payable on March 27, 2017 to shareholders of record on March 13, 2017. For the quarter ended September 30, 2016, we declared a quarterly dividend of $0.10 per common share, payable on December 15, 2016 to shareholders of record on December 1, 2016. For the quarter ended June 30, 2016, we declared a quarterly dividend of $0.10 per common share, payable on August 29, 2016 to shareholders of record on August 15, 2016. For the quarter ended March 31, 2016, we declared a quarterly dividend of $0.10 per common share, paid on March 24, 2016 to shareholders of record on March 11, 2016. For the year ended December 31, 2016, we declared four quarterly dividends totaling $0.62 for each common share held on record as of the applicable record dates.

During the years ended December 31, 2016, 2015, 2014 and 2013, we declared the full 8.00% cash dividends on our issued and outstanding preference shares. Preference share dividends declared and paid were $14.6 million during 2016, $14.6 million during 2015 and $14.7 million during 2014. Guarantee fees paid to the Government of Bermuda pursuant to an agreement whereby the Government of Bermuda guaranteed payments as to dividends on certain preference shares were $1.7 million during the nine months ended September 30, 2016, $1.8 million during 2015 and $1.8 million during 2014. On December 15, 2016, we completed the mandatory redemption of our preference shares and all shareholders of record of the preference shares as of December 1, 2016 were issued a make whole payment on December 15, 2016 of $1,180 per preference share, comprising the sum of the most recent dividend per preference share, the net present value of future dividend payments that would have been paid through June 22, 2019 and the $1,000 liquidation preference on each preference share, discounted for present value.

The following table sets forth dividends per share paid per share during the periods indicated.

	Year ended December 31,
	2016	2015	2014
(in $, unless otherwise indicated)(1)
Period
First Quarter	0.10	0.20	0.20
Second Quarter	0.10	0.10	0.10
Third Quarter	0.10	0.10	0.10
Fourth Quarter	0.10	0.10	0.10
Total dividends per common share	0.40	0.50	0.50
Total dividends per common share as a percentage of earnings per share (in %)	33.9%	40.8%	30.4%
___________________

(1)	Figures reflect the reverse share split that the Bank effected on September 6, 2016.

On February 12, 2017, our Board declared a cash dividend of $0.32 per share to be paid in respect of our earnings in the fourth quarter of 2016 payable on March 27, 2017 to the holders of record of our common shares as of March 13, 2017.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
This section presents management's perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this report, including the consolidated financial statements and related notes and should be read in conjunction with the accompanying tables and our financial statements included in this report. The consolidated financial statements and notes have been prepared in accordance with GAAP. Certain statements in this discussion and analysis may be deemed to include "forward looking statements" and are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward looking statements are not historical facts but instead represent only management's belief regarding future events, many of which by their nature are inherently uncertain and outside of management's control. Actual results may differ materially from those included in these statements due to a variety of factors, including worldwide and local economic conditions, success in business retention and obtaining new business and other factors. Factors that could cause these differences are discussed in the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." For management's considerations and determinations of each non-core item discussed, please see "Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures".
Overview
We are a full service bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through six geographic segments: Bermuda, the Cayman Islands, and Guernsey, where our principal banking operations are located; and The Bahamas, Switzerland, and the United Kingdom, where we offer specialized financial services. We offer banking services, comprising of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In our Bermuda and Cayman Islands segments, we offer both banking and wealth management. In our Guernsey, Bahamas, and Switzerland segments, we offer wealth management. In our United Kingdom segment, we offer residential property lending.
The following table details our Net Revenue in total and by segment, as well as our total assets, total loans, total deposits, total AUA (which includes trust and custody assets under administration) and AUM for the years ended December 31, 2016, December 31, 2015 and December 31, 2014.

	For the year ended December 31
	2016	2015	2014
Net Revenue
% of Net Revenue from:
Bermuda segment	57.0%	53.4%	53.8%
Cayman Islands segment	29.8%	27.9%	24.6%
Guernsey segment	9.6%	11.4%	12.3%
United Kingdom segment	1.5%	5.1%	7.1%
Bahamas segment	1.2%	1.4%	1.5%
Switzerland segment	0.9%	0.9%	0.7%

(in millions of $)
Summary Balance Sheet
Total Assets	11,103.5	10,275.6
Total Loans	3,570.5	4,000.2
Total Deposits	10,033.6	9,182.1
Assets under administration
Custody and other administration services	24,675.4	39,200.9
Trust	97,964.2	81,829.1
Assets under management
Butterfield Funds	1,808.0	1,870.9
Other assets under management	2,884.9	1,740.6

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2016
2016 Overview
In 2016, our net income increased to $115.9 million from $77.7 million in 2015, which was driven by a continued focus on prudent expansion within our core businesses and markets, diligent management of capital, expenses and risks and the successful integration of an acquisition completed in April. While net income increased by $38.2 million to $115.9 million, this increase was further augmented by certain items which management believes are not representative of our financial results, or "non-core". Excluding these items Core Net Income improved by $24.7 million to $138.6 million, building on our strong capital position with Total and Tier 1 capital ratios of 17.6% and 15.3%, respectively. To enhance common shareholder returns, the Board declared a fourth interim dividend of $0.32 per common share on February 12, 2017. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory approval. See "Dividend Policy" and "Risk Factors – Risks Relating to the Common Shares — Holders of our common shares may not receive dividends" elsewhere in this report for further details.

In December 2016, we redeemed all of the issued and outstanding preference shares for cancellation. The cancellation of these preference shares will eliminate approximately $16 million of preference share dividends and guarantee fees annually, which is further accretive to common shareholder equity. The premium paid on this redemption resulted in the slight decrease in both return on common shareholders’ equity and diluted earnings per share to 8.9% from 10.1% and to $1.18 per share from $1.23 per share, respectively in 2016 from 2015, despite the increase in net income. After removing the effects of non-core items, including this premium, the core return on average tangible common equity increased to 20.5% and core EPS (diluted) to $2.48, up from 17.6% and $1.95, respectively, in 2015.

Our balance sheet grew, while the quality of our assets remained strong. Total assets increased by $0.8 billion to $11.1 billion, driven by a $0.8 billion increase in customer deposit levels which were primarily a result of the acquisition of HSBC Bank Bermuda's private banking investment management and trust businesses in April 2016. These increased deposits were reinvested in short-term investments, securities purchased under agreement to resell and investments in securities which grew by $0.1 billion, $0.1 billion and $1.2 billion, respectively, slightly offset by a decrease of $0.2 billion in cash due from banks, while still maintaining our overall liquidity.
Our shareholders’ equity decreased slightly, down $39.6 million to $710.7 million, which was a result of the full redemption and cancellation of all of the outstanding preference shares, partially offset by the net proceeds from the IPO in September, as well as organic growth through net income.
We substantially completed the planned wind-down of the deposit taking, investment management and custody businesses in the UK jurisdiction by year-end. This wind-down resulted in the full repayment of high-cost deposits, which helped to reduce deposit interest expense. We will continue our UK segment in the form of a mortgage lending business in the UK on a going forward basis. The funding for the mortgage lending business will be provided by other jurisdictions with adequate liquidity.
Key contributors to our 2016 results were as follows:

•
Profitability:  Net income increased $38.2 million (49.1%) to $115.9 million, which was largely attributable to increases in non-interest and net interest income. After eliminating items which management believes are not representative of our financial results, or "non-core", our core net income further increased $24.7 million to $138.6 million. Increases in non-interest income were driven largely by additional fees earned from new business as a result of the recent acquisition. Increases in net interest income were largely a result of an increase in the balance of the investment portfolio and in short-term investments.

The significant non-core items excluded from core net income are as follows: costs associated with the vesting of a 2010 legacy option plan and related payroll taxes; restructuring charges related to the orderly wind-down of the deposit taking and investment management business of our UK segment; compensation costs relating to redundancies and early retirement packages; tax compliance review costs and a provision for a settlement amount arising from this review; and business acquisition costs.

•
Net interest margin:  While NIM decreased by 3 basis points to 245 basis points compared to 248 basis points in 2015, the cost of funding declined by 9 basis points to 12 basis points. The primary driver of the decrease in NIM was a decrease in investment portfolio yields by 21 basis points to 195 basis points due to an average decrease in the long-term yield of US Treasury debt over the year, which was reflected in our portfolio due to the high proportion of our portfolio in adjustable-rate securities. This was augmented by an increase in average holdings in cash, cash equivalents and short-term investments, which carry a lower yield.

•
Expenses:  Total non-interest expenses increased $0.7 million to $285.9 million in 2016 due largely to the items discussed above that management does not believe are representative of our ongoing operations. After removing the effect of these items, core non-interest expenses increased by $8.7 million, from $254.8 million in 2015, to $263.5 million in 2016 as a result of an increase in core salaries associated with a headcount increase from the recent acquisition and an increase in technology and communication expenses due to higher sourcing costs and higher depreciation, slightly offset by decreases in indirect taxation and decreases in core professional service charges. The core efficiency ratio improved from 66.0% in 2015 to 63.8% in 2016, reflecting the rate of revenue increase over the marginal decrease in core expenses.

•
Deposits:  Customer deposits increased by $842.2 million as of December 31, 2016 due to both organic deposit growth and additional take-on from the recent acquisition in April 2016, while interest bearing deposit costs decreased by 11 basis points from 26 basis points in 2015 to 15 basis points in 2016 due primarily to the repayments of more expensive deposits from our UK segment. Taken together with non-interest bearing deposits totaling $2.4 billion on December 31, 2016, the average cost of deposits for the year decreased by 9 basis points to 12 basis points.

•
Loan quality:  As of December 31, 2016, we had gross non-accrual loans of $48.5 million representing 1.3% of total gross loans, reflecting an improvement from the $65.3 million, or 1.6%, of total loans at year-end 2015. Net non-accrual loans were $36.7 million, equivalent to 1.0% of net loans, after specific provisions of $11.7 million, reflecting an improved specific provision coverage ratio of 24.2%, up from 29.3% on December 31, 2015.

Market Environment
Our business is affected by national, regional and local economic conditions, as well as the perception of those conditions and future economic prospects. The significant macro-economic factors that impact our business include the US and global economic landscapes, unemployment rates, the housing markets and interest rates. The global economy continued for another year to show signs of recovery alongside indications of continued weakness, creating inconsistency and volatility across geographic regions. In the US, the Federal Reserve once again increased its target rate range from 0.25% to 0.50% to 0.50% to 0.75% in December 2016. Meanwhile, the European Central Bank ("ECB") announced a further extension of its asset purchase program until the end of 2017 in response to continued low inflation across the European region.
In the US, 2016 began with increased market volatility, but with continued indications of improvement primarily in unemployment measures. Inflationary measures started the year slowly but began to turn the corner by the second half of 2016 after weathering several months of market volatility and a weakening US dollar. Continued strength in the job markets has been an often discussed point of strength for the US economy, with jobless rates continuing to new lows. Forecasts are for inflation to rise to the target levels of 2.0% over the medium term due to these strong labor market indicators, as well as increases in household spending and business fixed investments. As a result of this, the US Federal Reserve announced the aforementioned second increase in its target range for the Federal Funds Rate since 2006. The US Dollar ended the year up significantly versus lows encountered in the second quarter. While the Bank does not have operations in the US, economic trends in the US, particularly as they pertain to the interest rate environment, do affect the Bank through our investment portfolio and utilization of certain US base rates as reference rates in our lending portfolio.
In Bermuda, we continued to face mixed trading conditions during 2016, with continued signs that the economy is on the road to recovery with growth in retail sales, construction expenditures and ultimately GDP. The latest economic indicators from the third quarter show a 2015 to 2016 decrease on GDP growth to 2.2% in current price terms, relative to an increase of 4.6% in the prior year. This represented the first quarter of decline after sixth consecutive quarters of GDP growth. Bermuda continued preparations for the 2017 America's Cup, which has driven several new hotels under construction and related infrastructure projects. Tourism continues to be a focus of the Bermudian domestic economy, and signs of strength include four hotels undergoing significant rebuilds or renovations, notably the Ritz Carlton development at Morgan's Point. Further, air visitors increased by 18% in the third quarter of 2016 relative to the same quarter a year ago, and visitor expenditure increased 11.7% in the second quarter of 2016 relative to the same period one year ago. Retail sales continued to show positive signs for Bermuda with retail sales growing for 18 of the last 19 months as of the third quarter of 2016. However, the Bermuda economy continues to face medium-term challenges from high unemployment, significant government debt and related debt service charges. See "Risk Factors — Risks Relating to Financial Conditions, Market Environment and General Economic Trends — Adverse economic and market conditions, in particular in Bermuda and the Cayman Islands, have in the past resulted in and could in the future result in lower revenue, lower asset quality, increased provisions and lower earnings". Overcoming these challenges, as well as continuing to attract foreign capital, is a key focus of the Bermuda Government and sustainable growth for the Bermudian economy will be driven largely by successful management over these three areas.

Following the 2008 financial crisis, the Bermuda economy experienced consecutive years of negative GDP growth. In 2015, the Bermuda economy’s GDP was nominally positive and the local economy appeared to have stabilized. International business activity declined from 2009 to 2011, with modest annual growth from 2012 onwards. The impact of the above on employment, population levels and real estate values was negative for several years, with recent apparent stability being observed in terms of economic activity and stabilized real estate values. The real estate and international business components represent over 40% of Bermuda’s GDP and therefore provide insight into both the overall health of the Bermuda economy and the longer term recovery. The table below shows the extent to which the real estate market and overall economy has recovered, stabilized, and begun to show growth.

	2015	2014	2013	2012	2011
Bermuda GDP (in millions)	5,928	5,700	5,670	5,585	5,620
% change from prior year	4.0%	0.5%	1.5%	(0.6)%	(4)%
Selected GDP Components:
Real estate and renting GDP (in millions)	983	963	948	954	960
% change from prior year	2.1%	1.6%	(0.6)%	(0.6)%	0.6%
International business GDP (in millions)	1,659	1,575	1,570	1,455	1,432
% change from prior year	5.3%	0.3%	7.9%	1.6%	(6.8)%
Source: National Economic Report of Bermuda 2015, Department of Statistics, Gross Domestic Product by Industrial Origin, Table 1
The Bermuda Ministry of Finance interim quarterly figures for 2016 are shown below to provide further insight into current GDP trends. Note that the fourth quarter figures for 2016 are not available as of the date of this report.
The Cayman Islands projected GDP growth in 2016 of 3.0%, up from a GDP of 2% in the previous year. Expansion was noted in construction, utilities, wholesale and retail trade, transport, storage and communication sectors. Tourist arrivals by air and cruise ship continued to record year-over-year improvements, but at a slower pace than in previous years. The opening of the new 265-room Kimpton Seafire Hotel in November 2016 complements the island's tourist offering. The Owen Roberts International Airport redevelopment and expansion project entered Phase II, which, when completed in 2018, will provide a better overall travel experience for tourists, business visitors and residents alike. While several significant infrastructure projects have been deferred, the Cayman Islands Government continues to record growing surpluses and overall external debt reduction. The most recent consumer price index showed a marked increase in 2016 from its lower 2015 levels, with higher costs for restaurants and hotels, recreation and culture, education, housing and utilities, alcohol and tobacco and communication offset by lower costs for transport, driven by lower fuel costs, health and household equipment. Commercial credits reported increased activity led by manufacturing, utilities and construction while credits to households reported increases in domestic property, vehicle, education and technology loans, which plays to our strength in the Cayman Islands and is reflected in the growth of our domestic residential mortgage book.
Meanwhile, the Eurozone has weathered another difficult year with some signs of stabilization. Continued negative deposit rates and large quantitative easing programs by the ECB have been aimed at strengthening the weaker economies while bolstering growth in the stronger economies. The year saw the UK referendum vote to exit the European Union, which triggered a significant decrease in the value of the GBP. The decreased value of the GBP had indirect effects on the value of the Euro. In spite of this, the UK continued their trend of positive GDP growth, with inflation for the third quarter, the first available data following the referendum vote, showing GDP growth of 0.5%. Our operations in Guernsey and the UK use the Pound Sterling as their functional currency, and are closely linked to the economic trends in the UK, as well as to economic trends within the larger Eurozone due to close relationships between the UK and continental Europe.
The mixed economic climate in our two largest operations in 2016 resulted in limited loan demand and continued pressure on customers' ability to service loan payment obligations. Similarly, our private banking business in Europe experienced limited loan growth due to increased competition and pricing pressures.
We continue to maintain a cautious stance with a liquid balance sheet with a conservative investment portfolio and no reliance on wholesale money markets for liquidity. Total liquid cash and investments, excluding held-to-maturity investments, made up 55.0% of our balance sheet at December 31, 2016, which is up slightly from 50.8% at December 31, 2015.

Financial Summary

Summary Balance Sheet	As at December 31,
(in millions of $, except per share data)	2016	2015	Dollar change	Percent change
Cash due from banks	2,101.7	2,288.9	(187.2)	(8.2)%
Securities purchased under agreement to resell	148.8	—	148.8	100.0%
Short-term investments	519.8	409.5	110.3	26.9%
Investment in securities	4,400.2	3,223.9	1,176.3	36.5%
Loans, net of allowance for credit losses	3,570.5	4,000.2	(429.7)	(10.7)%
Premises, equipment and computer software	167.8	183.4	(15.6)	(8.5)%
Goodwill and intangible assets	61.9	51.1	10.8	21.1%
Total assets	11,103.5	10,275.6	827.9	8.1%
Total deposits	10,033.6	9,182.1	851.5	9.3%
Long-term debt	117.0	117.0	—	—%
Shareholders' equity
Preference shareholders' equity	—	182.9	(182.9)	(100.0)%
Common and contingent value convertible preference shareholders' equity	710.7	567.5	143.2	25.2%

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $, except per share data)	2016	2015	2014	2015 to 2016	2014 to 2015	2015 to 2016	2014 to 2015
Interest income
Loans	188.0	186.5	192.0	1.5	(5.5)	0.8%	(2.9)%
Investments	77.2	69.6	67.8	7.6	1.8	10.9%	2.7%
Deposits with banks	9.8	6.5	5.4	3.3	1.1	50.8%	20.4%
Interest expense	(16.4)	(23.3)	(26.6)	6.9	3.3	(29.6)%	(12.4)%
Net interest income before provision for credit losses	258.5	239.3	238.5	19.2	0.8	8.0%	0.3%
Non-interest income	147.5	140.2	134.8	7.3	5.4	5.2%	4.0%
Net Revenue	406.0	379.5	373.3	26.5	6.2	7.0%	1.7%
Provision for credit losses	(4.4)	(5.7)	(8.0)	1.3	2.3	(22.8)%	(28.8)%
Salaries and other employee benefits	(140.0)	(134.9)	(129.8)	(5.1)	(5.1)	3.8%	3.9%
Other non-interest expenses (including income taxes)	(146.7)	(151.6)	(143.2)	4.9	(8.4)	(3.2)%	5.9%
Net income before other gains (losses)	114.9	87.2	92.5	27.7	(5.3)	31.8%	(5.7)%
Total other gains (losses)	1.0	(9.4)	15.7	10.4	(25.1)	(110.6)%	(159.9)%
Net income	115.9	77.7	108.2	38.2	(30.5)	49.2%	(28.2)%
Non-core items	22.7	36.2	(1.8)	(13.5)	38.0	(37.3)%	(2,111.1)%
Core net income (Non-GAAP)	138.6	113.9	106.4	24.7	7.5	21.7%	7.0%
Dividends and guarantee fee of preference shares	(15.7)	(16.5)	(16.5)	0.8	—	(4.8)%	—%
Core earnings to common shareholders (Non-GAAP)	122.9	97.4	89.9	25.5	7.5	26.2%	8.3%
Common dividends paid	(19.3)	(24.8)	(27.4)	5.5	2.6	(22.2)%	(9.5)%

Consolidated Results of Operations and Discussion for Fiscal Years Ended December 31, 2016, 2015 and 2014
Net Revenue
2016 vs. 2015
Total net revenue before provision for credit losses and other gains and losses for 2016 was $406.0 million, up $26.5 million (7.0%) from 2015. Net interest income before provision for credit losses increased from $239.3 million in 2015 to $258.5 million in 2016, an improvement of $19.2 million (8.0%). The increase in net interest income was driven primarily by higher average investment portfolio balances of $723.6 million, which were funded by an increase in deposits, and a decrease in deposit liability costs of 9 basis points, which was driven by the repayment of expensive deposits in our UK jurisdiction. Slightly offsetting these increases was a decrease in related investment yields of 21 basis points and a decrease in average loan balances of $105.6 million. The overall NIM decreased by 3 basis points from 248 basis points in 2015 to 245 basis points in 2016. In addition, non-interest income was up $7.3 million (5.2%) attributable to increased trust and asset management revenues earned related to the recently acquired HSBC Bank Bermuda private banking investment management and trust businesses, along with organic business growth in asset management, which was slightly offset by lower transaction volume in foreign exchange revenue.

2015 vs. 2014
Total net revenue before provision for credit losses and other gains and losses for 2015 was $379.5 million, up $6.1 million (1.6%) from 2014. Net interest income before provision for credit losses increased from $238.5 million in 2014 to $239.3 million in 2015, an improvement of $0.8 million (0.3%). The increase in net interest income was driven primarily by higher average investment portfolio balances of $339.3 million, which were funded by an increase in deposits and a decrease in liability costs, which resulted from a decrease in interest expense on long-term debt of 7 basis points attributable to a decrease in the average volume of long-term debt outstanding, which was marginally offset by a decrease in related investment yields of 19 basis points and a decrease in average loan balances of $48.3 million. The overall NIM decreased by 26 basis points from 274 basis points in 2014 to 248 basis points in 2015. In addition, non-interest income was up $5.3 million (4.0%) attributable to increased trust revenues earned from the recently acquired Legis Group business, along with new business growth in asset management, and transaction volume increases in foreign exchange revenue.
Net Interest Income Before Provision For Credit Losses
Net interest income is the amount of interest earned on our interest-earning assets less interest paid on our interest bearing liabilities. There are several drivers of the change in net interest income, including changes in the volume and mix of interest-earning assets and interest bearing liabilities, their relative sensitivity to interest rate movements, and the proportion of non-interest bearing sources of funds, such as equity and non-interest bearing current accounts.
The following table presents the components of net interest income for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016			2015			2014
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short-term investments	2,655.3	9.8	0.37%	2,407.9	6.5	0.27%	1,752.9	5.4	0.31%
Investment in securities	3,940.6	77.2	1.95%	3,217.0	69.6	2.16%	2,877.8	67.7	2.35%
Loans	3,921.1	188.0	4.78%	4,026.7	186.5	4.63%	4,075.0	192.0	4.71%
Interest earning assets	10,517.0	275.0	2.61%	9,651.6	262.6	2.72%	8,705.7	265.1	3.05%
Other assets	343.4	—	—	371.5	—	—	410.8	—	—
Total assets	10,860.4	275.0	2.53%	10,023.1	262.6	2.62%	9,116.5	265.1	2.91%
Liabilities
Deposits	7,733.8	(11.8)	(0.15)%	7,156.7	(18.4)	(0.26)%	6,741.6	(20.9)	(0.31)%
Securities sold under agreement to repurchase	16.0	(0.1)	(0.73)%	2.1	—	—%	22.0	(0.1)	(0.38)%
Long-term debt	117.0	(4.5)	(3.84)%	117.0	(4.9)	(4.15)%	117.2	(5.6)	(4.80)%
Interest bearing liabilities	7,866.8	(16.4)	(0.21)%	7,275.8	(23.3)	(0.32)%	6,880.8	(26.6)	(0.39)%
Non-interest bearing current accounts	2,042.5			1,720.7			1,211.0
Other liabilities	123.7			196.8			187.2
Total liabilities	10,033.0	(16.4)	(0.16)%	9,193.3	(23.3)	(0.25)%	8,279.0	(26.6)	(0.32)%
Shareholders' equity	827.4			829.8			837.5
Total liabilities and shareholders' equity	10,860.4			10,023.1			9,116.5
Non-interest bearing funds net of non-interest earning assets (free balance)	2,650.2			2,375.8			1,824.9
Net interest margin		258.6	2.45%		239.3	2.48%		238.5	2.74%
2016 vs. 2015
Net interest income before provision for credit losses of $258.6 million in 2016 represented an increase of $19.2 million (or 8.0%) over our net interest income before provision for credit losses in 2015. Net interest income is generated largely by our Bermuda and Cayman segments, which accounted for 92.9% of total net interest income in 2016. Interest income increased by $12.3 million in 2016,which was driven by increased investment portfolio balances and increased income on deposits from higher balances, with a smaller increase in loan interest income driven by higher rates, despite a decrease in average balances. Investment interest income increased by $7.6 million, driven by an increase of $723.6 million in average investment balances, which was slightly offset by a yield decrease of 21 basis points. The yield decrease resulted from a shortening of duration to approximately 3.4 years by year-end attributable to increased investments in shorter term structures and adjustable-rate US agency securities early in the year. During the year, this duration figure was lower than this and increased by year-end due to an increase in longer-duration held-to-maturity investments in the fourth quarter of 2016. The increase in investment balances was funded by an increase in deposits primarily from the recent acquisition of HSBC's private banking investment management and trust businesses in Bermuda.
Loan interest income was higher in 2016 by $1.5 million due primarily to a 15 basis point increase in yield, which was slightly offset by a $105.6 million decrease in average balances. The decrease in balances was largely due to several large prepayments in corporate lending and slower new loan generation than in the prior year, while the increase in yield was due to the Bermuda corporate rate and the Cayman base rate increases in December 2015 in reaction to the US Federal Reserve target rate revision. The majority of the loan portfolio is on a floating rate basis, and utilizes US Federal Reserve rates as a repricing reference point. Therefore, movements in the US Federal Reserve rates can impact loan interest income if management elects to change base rates. During 2016, there was an increase late in the fourth quarter to the Bermuda and Cayman base rate with no changes in the remaining jurisdictions.

Interest bearing liability costs decreased by 11 basis points, resulting in a decrease in interest expense of $6.9 million, attributable to lower rates on interest bearing deposit rates and the repayment of the more expensive UK deposits, despite an increase of $577.1 million in average interest bearing deposits. Interest bearing deposit rates decreased due to a variety of rate revisions in all jurisdictions.
Average free balances for 2016 were $2.7 billion (2015: $2.4 billion), including non-interest bearing current accounts of $2.0 billion (2015: $1.7 billion), shareholders' equity of $827.4 million (2015: $829.8 million), net of other assets and other liabilities totaling $219.7 million (2015: $174.7 million). See "Risk Management" for more information on how interest rate risk is managed.
2015 vs. 2014
Net interest income before provision for credit losses of $239.3 million in 2015 represented an increase of $0.8 million (or 0.3%) over our net interest income before provision for credit losses in 2014. Net interest income is generated largely by our Bermuda and Cayman segments, which accounted for 88.6% of total net interest income. Interest income decreased by $2.5 million, which was driven by lower loan income, offset by improved investment portfolio performance and increased income on deposits. Investment income increased by $1.8 million, driven by an increase of $339.2 million in average balances, which was slightly offset by a yield decrease of 19 basis points. The yield decrease resulted from unfavorable prepayment speeds on US agency securities despite a shortening of duration to approximately 3.5 years attributable to increased investments in adjustable-rate US agency securities. The increase in investment balances increase was funded by an increase in deposits primarily from an increase in commercial deposits.
Loan interest income in 2015 was lower by $5.5 million due primarily to a $48.3 million decrease in average balances, and an 8 basis point decrease in yield. The decrease in balances was largely due to several large prepayments in corporate lending and slower new loan generation than in the prior year, while the decrease in yield was due to numerous smaller factors. The majority of the loan portfolio is on a floating rate basis, and utilizes base rates which utilize US Federal Reserve rates as a reference point. Therefore, movements in the US Federal Reserve rates can impact loan interest income if management elects to change base rates. During 2015, there was no change to the base rates charged to loans in any jurisdictions.
Interest bearing liability costs decreased by 7 basis points, driving a decrease in interest expense of $3.3 million, largely from the long-term debt paydown of $90 million in January 2014 and lower rates on interest bearing deposit balances in 2015. Interest bearing deposit rates decreased due to a variety of rate revisions in all jurisdictions.
Average free balances for 2015 were $2.4 billion (2014: $1.8 billion), including non-interest bearing current accounts of $1.7 billion (2014: $1.2 billion), shareholders' equity of $829.8 million (2014: $837.5 million), net of other assets and other liabilities totaling $174.7 million (2014: $223.6 million). See "Risk Management" for more information on how interest rate risk is managed.
Provision for Credit Losses
Our net provision for credit losses in 2016 was $4.4 million compared to $5.7 million in 2015, a decrease of $1.3 million. Incremental provisions of $5.8 million were required principally for general reserves pertaining to commercial real estate, partially offset by recoveries of $1.4 million. In comparison, in 2015, we required incremental provisions relating to specific reserves of $8.6 million that were partially offset by recoveries of $2.9 million. Recoveries on consumer and residential mortgages were 93% of 2016 recoveries and 66% of 2015 recoveries. The 2016 incremental provisions were comprised of $3.0 million against impaired loans and $2.8 million against unimpaired loans, versus $6.5 million and of $2.1 million respectively for 2015. The decline in 2016 impaired charges related primarily to a reduction in Bermuda residential credit losses, demonstrating the stability of our domestic credit markets. This is further evidenced by a reduction in non-accrual loans, which decreased $16.8 million to $48.5 million in 2016.
Our net provision for credit losses in 2015 was $5.7 million compared to $8.0 million in 2014, a decrease of $2.3 million. Incremental provisions of $8.6 million were required principally for specific reserves discussed above, partially offset by recoveries of $2.9 million. In comparison, in 2014, we required incremental provisions relating to specific reserves of $10.4 million that were partially offset by recoveries of $2.3 million. Recoveries on consumer and residential mortgages were 66% of 2015 recoveries and 97% of 2014 recoveries. The 2015 incremental provisions were comprised of $6.5 million against impaired loans and $2.1 million against unimpaired loans, versus $12.0 million and a release of $1.6 million respectively for 2014. The decline in 2015 impaired charges related primarily to a $4.1 million reduction in Bermuda residential credit losses. The 2015 increase in credit losses for unimpaired loans was spread across all jurisdictions due to increases in deemed country concentration risk.

Other Gains (Losses)
The following table represents the components of other gains (losses) for the years ended December 31, 2016, 2015 and 2014:

	For the year ended December 31,			Dollar Change		Percent Change
(in thousands of $)	2016	2015	2014	2015 to 2016	2014 to 2015	2015 to 2016	2014 to 2015
Net trading gains (losses)	715	(562)	10,070	1,277	(10,632)	(227.2)%	(105.6)%
Net realized gains (losses) on available-for-sale investments	1,546	(4,407)	8,680	5,953	(13,087)	(135.1)%	(150.8)%
Net realized / unrealized gains (losses) on other real estate owned	(440)	277	(1,804)	(717)	2,081	(258.8)%	(115.4)%
Impairment of fixed assets	—	(5,083)	(1,986)	5,083	(3,097)	(100.0)%	155.9%
Net gain on sale of equity method investments	—	—	277	—	(277)	—%	(100.0)%
Net other gains (losses)	(807)	338	451	(1,145)	(113)	(338.8)%	(25.1)%
Other gains (losses)	1,014	(9,437)	15,688	10,451	(25,125)	(110.7)%	(160.2)%
Net Trading Gains
A $0.7 million gain was recorded with respect to trading securities in 2016 compared to net trading losses of $0.6 million in 2015. These gains were as a result of a determination made in 2015 that certain securities classified as AFS for our operations in Guernsey and the UK should have been classified as trading securities since 2011. These securities were sold by the second quarter of 2016 in both jurisdictions. The net change in unrealized gains (losses) on these securities was $0.1 million of net gains in 2016, and $0.7 million of net losses in 2015 and $9.9 million in 2014 which are classified as non-core. The increase was due primarily to movements in long-term US treasury rates prior to the liquidation date.
Net Realized Gains (Losses) on Available-For-Sale Investments
Net realized gains of $1.5 million were recorded in 2016 as a result of the sale of certain investments from our US government and federal agency portfolio where the proceeds were used to acquire long-term held-to-maturity investments. In 2015, we recorded a $4.4 million net realized loss on the sale of certain lower-yielding investments from our US government and federal agency portfolio.
In 2014, we recorded a $8.7 million net realized gain on the receipt of liquidation proceeds from our former investment in the Avenir Pass-through Note, which was formerly a structured investment vehicle. In 2016, we received a further $0.6 million in liquidation proceeds from this same investment Management considers these gains in 2014 and 2016 to be non-core.
Net Realized/Unrealized Gains (Losses) on Other Real Estate Owned
Valuation adjustments and realized gains and losses related to real estate held for sale were losses of $0.4 million in 2016 compared to gains of $0.3 million in 2015, attributable largely to the sale of certain properties in Bermuda and Cayman triggering a small loss relative to gains under similar circumstances booked in 2015 and valuation losses in 2014.
Impairment of Fixed Assets
We conduct annual property impairment assessments on our properties held for sale and rent as well as other fixed assets, which resulted in no write downs in 2016. In 2015, there were $5.1 million in write-downs as a result of an impairment in the UK's core banking system due to the planned orderly wind-down of the deposit taking, investment management and custody businesses, which impacted the recoverable value of this asset to the UK operations during the wind-down period. In 2014, there were $2.0 million in write-downs to reflect current market values of properties held for sale and rent.
Net Other Gains (Losses)
Net other losses were $0.8 million in 2016 compared to net other gains of $0.3 million in 2015 and $0.5 million in 2014. Included in the 2016 results is the non-core realized losses relating to a revision to the contingent consideration in the Legis acquisition from 2014 due to positive results during the pre-determined earn-out period which revised the estimated payments, offset by non-core realized gains relating to the contingent consideration in the HSBC Bermuda acquisition due to slightly lower referred business than the initial estimate. Included in the 2014 results is the non-core realized gain relating to the disposal of the Bank's investment in a private equity holding offset by business acquisition costs relating to the Legis acquisition.
Net Gain on Sale of Equity Method Investments
During 2014, we received $0.3 million in additional sale consideration for the 2012 disposal of Island Heritage Holdings Ltd. Management considered this gain in 2014 to be non-core.
Non-Interest Income
Non-interest income is a function of a number of factors including the composition and value of client assets under management and administration, the volume and nature of clients' transaction activities, and the types of products and services our clients use. Our fee structure provides for varied pricing that depends on the value of client assets and the nature of services provided. As a result, it is not always possible to draw a direct relationship between the value of client assets and the level of non-interest income, though the trend of non-interest income generally follows the trend in client asset levels.

Total non-interest income increased from $140.2 million in 2015 to $147.5 million in 2016. Non-interest income as a percentage of total net revenue before provision for credit losses and other gains and losses decreased slightly from 36.9% in 2015 to 36.3% in 2016 due to a higher relative increase in net interest income.
Total non-interest income increased from $134.8 million in 2014 to $140.2 million in 2015. Non-interest income as a percentage of total net revenue before provision for credit losses and other gains and losses increased slightly from 36.1% in 2014 to 36.9% in 2015.
The following table presents the components of non-interest income for the years ended December 31, 2016, 2015 and 2014:

	For the year ended December 31,			Dollar change		Percent change
(in thousands of $)	2016	2015	2014	2015 to 2016	2014 to 2015	2015 to 2016	2014 to 2015
Asset management	21,106	18,910	17,728	2,196	1,182	11.6%	6.7%
Banking	39,342	35,221	34,280	4,121	941	11.7%	2.7%
Foreign exchange revenue	30,606	31,896	29,379	(1,290)	2,517	(4.0)%	8.6%
Trust	44,060	40,264	38,268	3,796	1,996	9.4%	5.2%
Custody and other administration services	8,883	9,522	10,166	(639)	(644)	(6.7)%	(6.3)%
Other non-interest income	3,476	4,359	5,009	(883)	(650)	(20.3)%	(13.0)%
Total non-interest income	147,473	140,172	134,830	7,301	5,342	5.2%	4.0%
Asset Management
Asset management revenues are generally based on the market value of assets managed and the volume of transactions and fees for other services rendered. We provide asset management services from our offices in Bermuda, the Cayman Islands, Guernsey and the UK. Revenues from asset management were $21.1 million in 2016, compared to $18.9 million in 2015, and $17.7 million in 2014.
The table that follows shows the changes in the year-end values of clients' assets under management, sub-divided between those managed for clients on a discretionary basis and client funds invested in mutual funds that Butterfield manages ("Butterfield Funds"):

	Year ended December 31,			Dollar Change
(in millions of $)	2016	2015	2014	2015 to 2016	2014 to 2015
Butterfield Funds	1,808	1,871	2,164	(63)	(293)
Other assets under management	2,885	1,741	1,638	1,144	103
Total assets under management	4,693	3,612	3,802	1,081	(190)
2016 vs. 2015
Assets under management were $4.7 billion as of December 31, 2016, compared to $3.6 billion as of December 31, 2015. The AUM increase was driven by the acquisition of the HSBC asset management business in Bermuda. This AUM increase was tempered by the loss of $0.2 billion of AUM resulting from the orderly wind-down of our asset management practice in the UK. The newly acquired business in Bermuda led to an increase of $5.0 million in asset management fees, slightly offset by $1.8 million of lost revenue from the UK. The Butterfield Funds were relatively stable in terms of AUM, with the money market fund showing signs of recovery after several years of decline due to low interest rates which impacted the returns.
The remaining asset management fees are generated primarily from custody and brokerage fees. Custody fees were relatively unchanged at $0.7 million and brokerage fees decreased by $0.9 million to $2.0 million primarily as a result of the orderly wind-down in the UK, and to a lesser extent, a decrease in the volume of brokerage generating transactions.
2015 vs. 2014
Assets under management were $3.6 billion as of December 31, 2015, compared to $3.8 billion as of December 31, 2014. The Butterfield Funds decreased by $0.3 billion as clients continued to withdraw funds from the money market fund. Market appreciation continued to be insignificant due to the majority of the balance being held in zero-yielding money market funds. On an average basis, AUM of the Butterfield Funds declined by 8% to $2.1 billion as of December 31, 2015 from $2.3 billion as of December 31, 2014. In spite of this, asset management revenue generated by the Butterfield Funds increased by $1.9 million to $7.0 million for the year ended December 31, 2015, which was driven primarily by placement fees earned upon the launch of a new private equity fund in 2015 and higher average rates earned on money market funds owing to short-term interest rates.
The overall decline in AUM was partly offset by an increase of $0.1 billion in the discretionary portfolios, due primarily to growth in the number of high net worth private clients. However, on an average basis, AUM on the discretionary portfolios remained stable at $1.7 billion. Discretionary portfolios typically returned between 1% to 2% throughout the year, which was was partly offset by unfavorable foreign exchange movements on the European portfolios. Overall, this led to a decrease in asset management revenue generated by the discretionary portfolios of $0.1 million to $8.0 million for the year ended December 31, 2015.
The remaining asset management fees are generated primarily from custody and brokerage fees, each of which decreased by $0.3 million for the year ended December 31, 2015 to $0.7 million and $2.9 million, respectively, due to a decrease in volume of assets under custody and a decrease in volume of transactions generating brokerage commission.

Banking
We provide a full range of community, commercial, and private banking services in select jurisdictions. Banking services are offered to individuals and small to medium-sized businesses through branch locations, internet banking, automated teller machines, debit cards, and mobile banking in Bermuda and the Cayman Islands, while private banking services are offered in Bermuda, the Cayman Islands and Guernsey. Banking revenues reflect loan, transaction processing, and other fees earned in these jurisdictions. During 2016, we announced the orderly wind-down of our private banking and asset management businesses in the UK, which was completed by the second quarter.
Banking fee revenues increased by 11.7% in 2016 to $39.3 million, compared to $35.2 million in 2015, due primarily to higher credit card activity and revised fee schedules in several jurisdictions and increased overdraft fees in 2016.
Banking fee revenues increased by 2.7% in 2015 to $35.2 million, compared to $34.3 million in 2014, due primarily to higher credit card activity and increased wire fees in 2015, which were partially offset by the termination of a tailor-made banking product for one of our major clients in Guernsey in 2015, decreased electronic banking revenues due to the release of a collections reserve in 2014, and a large volume of loan exit fees charged in 2014 on repayment of some significant commercial facilities.
Foreign Exchange
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 90% of our foreign exchange revenue (2015: 87%; 2014: 86%). We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $30.6 million in 2016, compared to $31.9 million in 2015 and $29.4 million in 2014. The $1.3 million decrease from 2015 to 2016 reflects decreased client activity and related volumes in both retail and institutional foreign exchange flows. The $2.5 million increase from 2014 to 2015 reflects increased client activity and related volumes in both retail and institutional foreign exchange flows.
Trust
We provide both personal and institutional fiduciary services from our operations in Bermuda, The Bahamas, the Cayman Islands, Guernsey and Switzerland. Revenues are derived from a combination of fixed fees, fees based on the market values of assets held in trust and fees based on time spent in relation to the range of personal trust and company administration services and pension and employee benefit trust services we provide.
In 2016, trust revenues represented 29.9% of our non-interest income, up from 28.7% in 2015. In 2016, trust revenues totaled $44.1 million, an increase of $3.8 million or 9.4% over 2015, attributable largely to the acquisition of the Bermuda Trust Company Limited, which was acquired from HSBC Bank Bermuda Limited on April 1, 2016. Revenue growth was supported by structured, proactive business development activities. Improved new business results were seen in all of our businesses in both personal and institutional fiduciary services.
In 2015, trust revenues represented 28.7% of our non-interest income, up from 28.4% in 2014. In 2015, trust revenues totaled $40.3 million, an increase of $2.0 million or 5.2% over 2014, attributable largely to the acquisition of the Legis Group business, which closed on April 1, 2014. Revenue growth was supported by structured, proactive business development activities.
Trust assets under administration were $82.4 billion at the end of 2016 compared to $81.8 billion at the end of 2015, an increase of $0.6 billion or 0.7%, which is attributable largely from new business from the recent HSBC trust acquisition in Bermuda, partially offset by unfavorable foreign exchange movements. Trust assets under administration decreased $2.6 billion or 3.0% from 2014 to 2015, which was again attributable largely to unfavorable foreign exchange movements.
Custody and Other Administration Services
Custody fees are generally based on market values of assets in custody, the volume of transactions and flat fees for other services rendered. We provide custody services from our offices in Bermuda, the Cayman Islands, Guernsey and the UK, and other administration services — primarily administered banking — in Guernsey. In 2016, revenues were $8.9 million, a slight decrease of $0.6 million from 2015 due to lower transaction volumes and expired mandates. From 2014 to 2015, revenues decreased slightly by $0.6 million due to lower transaction volumes and expired mandates.
Total assets under administration for the custody and other administration services business (which includes the administered banking services operations provided by our Guernsey business) were $24.7 billion on December 31, 2016, down from $39.2 billion on December 31, 2015, compared to $42.5 billion on December 31, 2014.
Other Non-Interest Income
The components of our other non-interest income for the years ended December 31, 2016, 2015 and 2014 are set forth in the following table:

	Year ended December 31,			Dollar Change		Percent Change
(in thousands of $)	2016	2015	2014	2015 to 2016	2014 to 2015	2015 to 2016	2014 to 2015
Net share of earnings from equity method investments	1,175	979	834	196	145	20.0%	17.4%
Rental income	1,104	1,379	2,726	(275)	(1,347)	(19.9)%	(49.4)%
Other	1,197	2,001	1,449	(804)	552	(40.2)%	38.1%
Total other non-interest income	3,476	4,359	5,009	(883)	(650)	(20.3)%	(13.0)%
In 2016, we recorded equity pickup income of $1.2 million, an increase of $0.2 million from the prior year due to higher earnings by equity method investments. From 2014 to 2015, equity pickup increased by $0.1 million due to higher earnings by equity method investments. Rental income decreased by $0.3 million to $1.1 million in 2016 due to a reduction in rented properties, and decreased by $1.3 million from 2014 to 2015 due to a reduction in rented properties. Included in the "Other" category are maintenance fees from leased premises, director's fee income, and other miscellaneous income.

Non-Interest Expenses
Expense management continued to be a key focus in 2016 as we continue to adapt to the low interest rate environment. Total non-interest expenses in 2016 were $286.0 million compared to $285.2 million in 2015 and $273.0 million in 2014. These figures include non-core expenses in 2016, 2015 and 2014 of $22.4 million, $30.4 million and $16.0 million, respectively. After adjusting for these non-core items, 2016 core expenses were down $8.7 million (3.4%) with an improvement in core efficiency ratio to 63.8% from 66.0% in 2015. From 2014 to 2015, core expenses were down $2.2 million (0.9%) with an improvement in core efficiency ratio to 66.0% from 67.7% in 2014.
In 2016, salaries and other employee benefits accounted for 49.0% of non-interest expenses, with technology and communications and property making up 27.4% combined.
The following table presents the components of non-interest expenses for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,			Dollar Change		Percent Change
(in millions of $)	2016	2015	2014	2015 to 2016	2014 to 2015	2015 to 2016	2014 to 2015
Salaries and other employee benefits	140.0	134.9	129.8	5.1	5.1	3.8%	3.9%
Technology and communications	57.4	57.1	57.1	0.3	—	0.5%	—%
Property	21.0	21.5	24.3	(0.5)	(2.8)	(2.3)%	(11.5)%
Professional and outside services	18.9	27.6	24.0	(8.7)	3.6	(31.5)%	15.0%
Indirect taxes	16.4	13.9	14.2	2.5	(0.3)	18.0%	(2.1)%
Amortization of intangible assets	4.5	4.4	4.3	0.1	0.1	2.3%	2.3%
Marketing	4.5	3.9	3.8	0.6	0.1	15.4%	2.6%
Restructuring costs	6.3	2.2	—	4.1	2.2	186.4%	—%
Other non-interest expenses	17.0	19.7	15.5	(2.7)	4.2	(13.7)%	27.1%
Total non-interest expenses	286.0	285.2	273.0	0.8	12.2	0.3%	4.5%
Non-core items (Non-GAAP)	(22.4)	(30.4)	(16.0)	8.0	(14.4)	(26.3)%	90.0%
Core non-interest expenses (Non-GAAP)	263.5	254.8	257.0	8.7	(2.2)	3.4%	(0.9)%
For a full reconciliation of GAAP net income to core net income, please see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures".
Salaries and Other Employee Benefits
Total salaries and other employee benefits costs were $140.0 million in 2016, up $5.1 million compared to 2015. Included in 2016 expenses were $11.3 million of severance, early retirement and project-related non-core costs, compared to $8.7 million of severance and project-related non-core costs in 2015 and $5.6 million in 2014. These 2016 amounts are primarily composed of $8.5 million of costs associated with the vesting of the outstanding 2010 legacy performance options. The remaining amounts in 2016 and prior period amounts are composed of (i) $1.8 million in 2016, $8.1 million in 2015 and $2.7 million in 2014 in severance and early retirement, with the increase in 2015 driven largely by compensation paid to former senior executives who stepped down from their positions during 2015; (ii) nil in 2016, $0.4 million in 2015 and $2.4 million in 2014 relating to the extensive review and account remediation exercise to determine the US tax compliance status of US person account holders; and (iii) $1.0 million in 2016, $1.0 million in 2015 and $0.5 million in 2014 attributable to business acquisition costs relating to the HSBC Bermuda acquisition completed in 2016 which were incurred in 2015 and 2016 and Legis and HSBC Cayman acquisitions in 2014.
Core salaries, which exclude these amounts, and other employee benefits costs were $128.7 million in 2016, up $2.5 million compared to 2015 due to increased post-retirement medical costs associated with financial crime and tax reporting compliance, a slight increase due to headcount increases as a result of the recent acquisition which was slightly offset by favorable foreign exchange fluctuations from foreign-denominated subsidiaries. From 2014 to 2015, core salaries increased $2.1 million due to increased costs resulting from higher healthcare costs, which were partially offset by a headcount reduction and favorable foreign exchange fluctuations from foreign-denominated subsidiaries.
Headcount on a full-time equivalency basis at the end of 2016 was 1,240, compared to 1,141 in 2015 and 1,164 in 2014. The increase from 2015 to 2016 was a result of staff increases resulting from the HSBC Bermuda acquisition. The decrease from 2014 to 2015 was a result of certain expired mandates in administered banking and trust services, as well as a decrease in temporary staffing (included in full-time equivalent) that were involved in the integration of acquisitions in the prior year, as well as the tax compliance review.
Technology and Communications
Technology and communication costs reflect expenses relating to the support for our IT infrastructure and increased slightly to $57.4 million in 2016 due to increased depreciation. In 2015 and 2014, technology and communications costs remained constant at $57.1 million.
Property
Property costs, which reflect occupancy expenses, building maintenance, and depreciation of property, plant and equipment, were $21.0 million in 2016, down $0.5 million from $21.5 million recorded in 2015 due primarily to reduced electrical costs from ongoing implemented cost savings initiatives in one our jurisdictions, offset by increased file storage costs.
From 2014 to 2015, property costs decreased by $2.8 million due primarily to decreased property management and maintenance costs resulting from the sale of hotel properties in the third quarter of 2015, as well as reduced electrical costs due to ongoing implemented cost savings initiatives.

Professional and Outside Services
Professional and outside services primarily include consulting, legal, audit and other professional services. The 2016 expense of $18.9 million included $1.7 million of non-core project-related costs. In 2015 and 2014, the total expenses of $27.6 million and $24.0 million included non-core project expenses of $15.8 million and $9.5 million, respectively. Excluding the non-core project-related costs, professional fees from our core business increased by $5.2 million from 2015 to 2016 due to increased financial crime and tax reporting compliance costs and decreased by $0.9 million from 2014 to 2015 due to reduced consulting expenditures. The non-core project-related costs in 2016 consisted of:

•
$0.9 million relating to the extensive review and account remediation exercise to determine the US tax compliance status of US person account holders resulting from the so-called John Doe Summonses issued by the USAO to six US financial institutions with which we had correspondent bank relationships. Costs associated with this remediation exercise during the year ended December 31, 2016 amounted to $2.2 million (2015 — $3.8 million; 2014 — $10.2 million), comprised largely of professional fees of $1.0 million (2015: $2.8 million; 2014: $6.9 million); and

•
$0.7 million of legal and professional fees relating to the acquisition of the Bermuda Trust Company Limited and the private banking and investment management operations of HSBC Bank Bermuda Limited. In 2015, we realized expenses of $1.0 million related to this same acquisition. During 2014, we expensed $2.8 million of legal and professional fees relating to the acquisitions of Legis and HSBC Cayman.

In forthcoming periods, we expect to incur additional expenses associated with the compliance with regulations which are a result of our recent listing in the US, which will largely be composed of professional and outside services expenses.
Indirect Taxes
These taxes reflect taxes levied in the jurisdictions in which we operate, including employee-related payroll taxes, customs duties, and business licenses. In 2016, the expense was $16.4 million, up $2.5 million due mainly to increased payroll tax and a stamp duty paid upon the HSBC Bermuda acquisition, both in Bermuda. Of the $16.4 million in indirect taxes, $12.0 million was paid to the Bermuda government agencies for payroll tax, business licenses and land taxes, $1.8 million for value-added taxes paid in our UK business and $2.5 million was paid to other governments for business licenses, insurance tax and work permit fees. We incurred new taxes in Bermuda during 2016 as payment for the Bermuda Deposit Insurance Scheme. These amounts are calculated at 0.25% per annum of the average total amount of our Bermuda Dollar deposits, and are payable quarterly. These payments began during the third quarter of 2016, and were not a material amount by year-end. The Bermuda Government has increased payroll tax in each of the past two years, and subsequent increases could increase indirect taxes. From 2014 to 2015, indirect taxes decreased by $0.3 million mainly due to value-added tax recoveries in the UK.
Amortization of Intangible Assets
Intangible assets relate to client relationships acquired from business acquisitions and are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. The estimated lives of these acquired intangible assets are re-evaluated annually and tested for impairment. The amortization expense associated with intangible assets was $4.5 million in 2016 compared to $4.4 million in 2015 and $4.3 million in 2014. The higher amortization levels from 2015 to 2016 were driven by an increase in identifiable, limited life intangible assets acquired in the HSBC Bermuda acquisition, while the increase from 2014 to 2015 was driven by a similar increase in identifiable, limited life intangible assets acquired in the Legis Group and HSBC Cayman acquisitions completed in 2014.
Marketing
Marketing expenses reflect costs incurred in advertising and promoting our products and services. Marketing expenses totaled $4.5 million in 2016, up $0.6 million compared to 2015, but remained consistent as a percentage of total net revenue before provision for credit losses and other gains and losses at 1.1%. From 2014 to 2015, marketing expenses increased by $0.1 million while still maintaining the same percentage of total revenue before provision for credit losses and other gains and losses at 1.0%.
Other Non-Interest Expenses

	For the year ended December 31,			Dollar Change		Percent Change
(in millions of $)	2016	2015	2014	2015 to 2016	2014 to 2015	2015 to 2016	2014 to 2015
Stationery & supplies	1.6	1.4	1.3	0.2	0.1	14.3%	7.7%
Custodian & handling	2.0	1.6	1.8	0.4	(0.2)	25.0%	(11.1)%
Charitable donations	0.9	0.8	0.8	0.1	—	12.5%	—%
Insurance	2.7	2.1	2.2	0.6	(0.1)	28.6%	(4.5)%
Other expenses
Agent commission fees	0.7	0.6	0.4	0.1	0.2	16.7%	50.0%
Cheque processing	1.1	1.2	1.3	(0.1)	(0.1)	(8.3)%	(7.7)%
Directors' fees	1.8	1.2	0.9	0.6	0.3	50.0%	33.3%
Dues and subscriptions	0.2	0.3	0.5	(0.1)	(0.2)	(33.3)%	(40.0)%
Foreign bank charges	0.8	0.8	0.6	—	0.2	—%	33.3%
General expenses	0.5	0.1	0.7	0.4	(0.6)	400.0%	(85.7)%
Maintenance fees for liquidity facility	0.2	0.2	0.2	—	—	—	—
Registrar and transfer agent fee	0.6	0.5	0.7	0.1	(0.2)	20.0%	(28.6)%
Provision for settlement amount arising from tax compliance review	0.7	4.8	—	(4.1)	4.8	(85.4)%	—%
Other	3.2	4.1	4.1	(0.9)	—	(22.0)%	—%
Total other non-interest expenses	17.0	19.7	15.5	(2.7)	4.2	(13.7)%	27.1%

Other non-interest expenses were $17.0 million in 2016, a decrease of $2.7 million compared to 2015. This was principally driven by a $4.8 million provision for a potential settlement arising from the tax compliance review in 2015 compared to an additional $0.7 million provision raised for this review in 2016, and certain expenses related to the recent IPO and NYSE listing including increased insurance costs.
From 2014 to 2015, other non-interest expenses increased $4.2 million, principally driven by a $4.8 million provision for a settlement amount arising from the tax compliance review in 2015 compared to lower operational losses experienced in 2014. As the investigation regarding this tax compliance review remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to us could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision. Management views this provision as non-core. See "Information on the Company — Legal Proceedings".
Income Taxes
Each jurisdiction in which we operate is subject to different corporate income tax laws. We are incorporated in Bermuda as a local company and, pursuant to Bermuda law, not obligated to pay any taxes in Bermuda on either income or capital gains there. Our subsidiaries in the Cayman Islands and The Bahamas are not subject to any taxes on either income or capital gains under current laws applicable in the respective jurisdictions. In general, entities in Bermuda and the Cayman Islands are not subject to corporate income taxes but are required to pay higher rates of indirect taxes (included above) such as license fees and, in Bermuda, payroll taxes.
Our subsidiaries in the UK, Guernsey and Switzerland are subject to the tax laws of those jurisdictions. The corporate tax rate in the UK is 20%, while in Guernsey, banking profits are subject to a 10% flat corporate tax rate. See Note 25 "Income taxes" in the Audited Consolidated Financial Statements for a reconciliation between the effective income tax rate and the statutory income tax rate.
In 2016, income tax expense netted to $0.7 million compared to $1.4 million in 2015. The change in income tax expense of $0.6 million was due primarily to the impact of exchange rate movements in the translation of the balances from our UK and Guernsey subsidiaries, and the existence of a $0.5 million deferred tax expense in 2015 relating to the write-down of a deferred tax asset in that year.
From 2014 to 2015, the change in income tax amounted to $1.4 million due principally to a $1.0 million tax refund that our Guernsey segment was notified of and recognized in 2014 relating to the ability to claim accelerated tax allowances on a computer system implemented in 2013 and a deferred tax expense of $0.5 million in 2015 due primarily to the write-off of a deferred tax asset relating to capital allowance in the UK. The deferred tax asset amount written off related to the orderly wind-down of the deposit taking, investment management and custody businesses in the UK jurisdiction, which resulted in an assessment that the benefits related to this deferred tax asset would not be realizable.
Net Income
We reported net income of $115.9 million for the year ended December 31, 2016, compared to $77.7 million in 2015 and $108.2 million in 2014. The increase from 2015 to 2016 of $38.2 million was driven by higher net interest and non-interest income, offset by slightly higher non-interest expenses. The increases in net interest and non-interest income were driven principally by the acquisition of the private banking investment management and trust businesses of HSBC in Bermuda. This acquisition drove increases in trust and asset management fees, and provided additional deposits which funded an increase in average investments balances of $723.6 million, which resulted in an increase in interest income on investments. The decrease from 2014 to 2015 of $30.4 million was driven largely by non-core gains (losses) and expenses, which increased $38.0 million year over year due primarily to higher project related costs compared to 2014.
After deduction of preference dividends and guarantee fees (2016: $15.7 million, 2015: $16.5 million and 2014: $16.5 million) and the premium paid on the preference share buy-backs and redemption (2016: $41.9 million, 2015: nil and 2014: $0.1 million), net income available to common shareholders was $58.4 million ($1.18 per share) in 2016 compared to $61.3 million ($1.23 per share) in 2015 and $91.5 million ($1.65 per share) in 2014. The increased premium in 2016 was due to the redemption and cancellation of all of the outstanding preference shares in December 2016. These per share figures reflect the reverse share split that the Bank effected on September 6, 2016.

Consolidated Balance Sheet and Discussion
The following table shows the balance sheet as reported as of December 31, 2016 and 2015:

	As of December 31,
(in millions of $)	2016	2015	Dollar Change	Percent Change
Assets
Cash due from banks	2,102	2,289	(187)	(8.2)%
Securities purchased under agreement to resell	149	—	149	100.0%
Short-term investments	520	409	111	27.1%
Investment in securities	4,400	3,224	1,176	36.5%
Loans, net of allowance for credit losses	3,570	4,000	(430)	(10.8)%
Premises, equipment and computer software	168	183	(15)	(8.2)%
Goodwill and intangibles	62	51	11	21.6%
Other assets	133	119	14	11.8%
Total assets	11,104	10,276	828	8.1%
Liabilities
Total deposits	10,034	9,182	852	9.3%
Total other liabilities	242	226	16	7.1%
Long-term debt	117	117	—	—%
Total liabilities	10,393	9,525	868	9.1%
Preference shareholders' equity	—	183	(183)	(100.0)%
Common and contingent value convertible preference shareholders' equity	711	567	144	25.4%
Total shareholders' equity	711	750	(39)	(5.2)%
Total liabilities and shareholders' equity	11,104	10,276	828	8.1%

	As of December 31,
	2016	2015
Capital Ratios
Risk-weighted assets	4,365	4,304
Tangible common equity (TCE)	649	516
Tangible assets (TA)	11,042	10,224
TCE/TA	5.9%	5.1%
Common Equity Tier 1	15.3%	N/A
Total Tier 1	15.3%	16.2%
Total Capital	17.6%	19.0%
Leverage ratio	5.8%	N/A

We maintain a liquid balance sheet and are well capitalized. As of December 31, 2016, total cash due from banks, short-term investments and investment in securities (excluding held-to-maturity investments) represented $6.1 billion, or 55.0% of total assets, up slightly from 50.8% at the end of 2015 due to an increase in available-for-sale securities and short-term investments due to an increase in customer deposits. Shareholders' equity at December 31, 2016 was $710.7 million, down from $750.4 million at the end of 2015 due primarily to the redemption and cancellation of all of the outstanding preference shares, despite our IPO and net income on the year. We expect, and have undertaken as a prudential matter, to replenish our shareholders' equity through retained earnings. Of the shareholders' equity at the end of 2016, preference shareholders' equity was nil and common equity was $710.7 million (2015: $182.9 million and $567.5 million, respectively) due to the redemption and cancellation of all of the preference shares in December 2016.
Total assets grew by $0.8 billion to $11.1 billion from 2015 to 2016, primarily reflecting a $0.8 billion increase in customer deposit levels reinvested in short-term investments securities sold under agreement to repurchase and investment in securities, which grew by $1.4 billion.
As of December 31, 2016, our capital ratios were strong, and were significantly in excess of regulatory requirements. Effective January 1, 2016, the Bank's regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. Basel III adopts CET1 as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit risk and other risks. Prior to January 1, 2016, the Bank's regulatory capital was determined in accordance with Basel II guidelines issued by the BMA.
The TCE/TA ratio at the end of 2016 was 5.9% (2015: 5.1%), while the CET1 and total tier 1 capital ratios at the end of 2016 were 15.3% (2015: 10.7%) and 15.3% (2015: 16.2%), respectively. These ratios continue to remain in excess of regulatory minimums at December 31, 2016.

Cash Due from Banks and Short-Term Investments
We only place deposits with highly-rated institutions and ensure that there is appropriate geographic and sector diversification in our exposures. Limits are set for aggregate geographic exposures and for every counterparty for which we place deposits. Those limits are monitored and reviewed by our Credit Risk Management division and approved by the Financial Institutions Committee. We define cash due from banks to include cash on hand, cash items in the process of collection, amounts due from correspondent banks and liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value. Such investments are those with less than three months maturity from the date of acquisition and include unrestricted term deposits, certificates of deposit and treasury bills. Investments of a similar nature that are either restricted or have a maturity of more than three months but less than one year are classified as short-term investments. As of December 31, 2016, cash due from banks and short-term investments were $2.8 billion, compared to $2.7 billion as of December 31, 2015. The increase from 2015 to 2016 was due to a $0.9 billion increase in average customer and bank deposits in 2016 that were partially placed in investments with the remainder being held in short term investments and securities sold under agreement to repurchase to maintain liquidity.
See "Note 3: Cash due from banks" and "Note 4: Short-term investments" to our audited consolidated financial statements as of and for the year ended December 31, 2016 for additional tables and information.
Investment in Securities
Our investment policy requires management to maintain a portfolio of securities that provide the liquidity necessary to cover our obligations as they come due, and mitigate our overall exposure to credit and interest rate risk, while achieving a satisfactory return on the funds invested. The securities in which we invest are limited to securities that are considered investment grade. Securities in our investment portfolio are accounted for as either trading, available-for-sale or held-to-maturity. Investment policies are approved by the Board, governed by the Group Asset and Liability Committee and monitored by Group Market Risk, a department of the Group Risk Management division.
Consistent with industry and rating agency designations, we define investment grade as "BBB" or higher. As of December 31, 2016, 99.9% (2015: 99.8%) of our total investments were investment grade. Of these securities, 93.7% (2015: 93.1%) are rated "A" or higher.
The following table presents the carrying value of investment securities by balance sheet category as of December 31, 2016 and 2015:

	As of December 31,
(in millions of $)	2016	2015	Dollar Change	Percent Change
Trading	6	321	(315)	(98.1)%
Available-for-sale	3,333	2,201	1,132	51.4%
Held-to-maturity	1,061	701	360	51.4%
Total Investment in Securities	4,400	3,224	1,176	36.5%
The investment portfolio was $4.4 billion as of December 31, 2016, compared to $3.2 billion as of December 31, 2015. The increased portfolio size was due to purchases of liquid US government and federal agency securities using cash provided by the increased deposit base, primarily as a result of the recent acquisition and organic business growth. New investments were placed primarily in US government and federal agency securities that totaled $3.5 billion, based upon carrying value, or 79.3% of the total investment portfolio, as of December 31, 2016. Total net unrealized losses of the investment portfolio were $36.4 million, compared to net unrealized gains of $0.7 million at the end of 2015. The movement in unrealized gains for the year was primarily driven by an increase in longer-term US treasury interest rates. The 10-year treasury rate was 2.45% as of December 31, 2016 compared to 2.27% the year before.
Trading securities totaled $6.3 million at the end of 2016, compared to $321.3 million at the end of 2015. As of December 31, 2016, trading securities consisted of real estate mutual funds and seed capital invested in mutual funds managed by us of 100.0%, or $6.3 million (2015: 1.9%, or $6.2 million). In the prior year, trading securities consisted of 86.9% or $279.3 million of holdings of securities issued by the US government and federal agencies, debt securities issued by non-US governments of 2.3%, or $7.5 million and guaranteed student loan-backed securities of 8.8%, or $28.3 million. The overall decrease in trading securities was in an effort to reduce volatility in earnings. These securities were held by our Guernsey and UK segment and were sold by the second quarter of 2016.
AFS securities totaled $3.3 billion at the end of 2016, compared to $2.2 billion at the end of 2015. As of December 31, 2016, 72.9% or $2.4 billion (2015: 63.8%, or $1.4 billion) of AFS securities consisted of holdings of securities issued by the US government and federal agencies. The US government guarantees 34.8% or $1,159.3 million (2015: 23.4% or $734.3 million) of these securities. Corporate debt securities represented 15.4%, or $514.5 million (2015: 23.0% or $506.1 million) of the AFS portfolio. As of December 31, 2016, the remaining 11.6%, or $387.9 million of AFS securities (2015: 13.3% or $290.7 million) was comprised primarily of commercial mortgage-backed securities of 4.5%, or $150.5 million (2015: 6.8%, or $148.7 million), guaranteed student loan-backed securities of 0.4%, or $12.5 million (2015: 0.6%, or $12.2 million), debt securities issued by non-US governments of 0.8%, or $27.0 million (2015: 1.3%, or $29.6 million) and residential mortgage-backed securities of 5.9%, or $197.8 million (2015: 4.6%, or $100.2 million). The overall increase in US government and federal agency securities was funded by the increase in the overall deposits, with a smaller portion being added to strategically selected residential mortgage-backed securities.
HTM investments were $1.1 billion as of December 31, 2016 (2015: $0.7 billion) and consisted entirely of mortgage-backed securities issued by US federal agencies that management does not intend to sell before maturity. The increase in the HTM portfolio was also related to a repositioning of the investment portfolio intended to increase investment yield and reduce volatility in other comprehensive income.

Investment Valuation — OTTI Considerations
Securities in unrealized loss positions are analyzed as part of management's ongoing assessment of OTTI. When management intends to sell securities, it recognizes an impairment loss equal to the full difference between the amortized cost basis and the fair value of those securities. When management does not intend and is not required to sell equity or debt securities in an unrealized loss position, potential OTTI is considered using a variety of factors, including: the length of time and extent to which the market value has been less than amortized cost; adverse conditions specifically related to the industry, geographic area or financial condition of the issuer or underlying collateral of a security; payment structure of the security; changes to the rating of the security by a rating agency; the volatility of the fair value changes; and changes in fair value of the security after the balance sheet date.
Management made a strategic repositioning of the investment portfolio during 2015, which resulted in the sale of AFS securities triggering realized losses of $4.4 million. The securities sold were primarily long duration, fixed income securities which were highly sensitive to interest rate risk and were sold in the lead-up to the announcement for a rate rise in December 2015. While management sold additional AFS securities in 2016, these securities were sold for gains of $0.9 million. Management does not have the intention or does not foresee a more likely than not scenario where management will be required to sell any further securities which are in an unrealized loss position, and accordingly, management has concluded that this sale does not result in an OTTI for any remaining securities in a loss position as of December 31, 2016.
See "Note 5: Investments in securities" to our audited consolidated financial statements as of December 31, 2016 for additional tables and information.
Loans
The loan portfolio decreased from $4.0 billion in 2015 to $3.6 billion as of December 31, 2016, due primarily to significant prepayments on the government, commercial and residential mortgage portfolio and unfavorable foreign exchange rate movements, without an adequate amount of new loans written to offset these decreases.
During the year ended 2016, gross loans written totaled $544.5 million, which were offset by paydowns of $854.2 million.
The loan portfolio represented 32.2% of total assets as of December 31, 2016 (2015: 38.9%), while loans as a percentage of customer deposits decreased from 43.6% at the end of 2015 to 35.7% at the end of 2016.
Allowance for credit losses as of December 31, 2016 totaled $44.2 million, a decrease of $5.1 million from the prior year. The movement in the allowance was mainly the result of charge-offs of $10.4 million recorded during the year, partially offset by incremental recoveries of $5.8 million (including recoveries of $1.4 million). Of the total allowance, the general allowance was $32.5 million (2015: $30.2 million) and the specific allowance was $11.7 million (2015: $19.1 million), reflecting a specific coverage ratio of 24.2%, compared to 29.3% as of December 31, 2015. The decrease in the specific coverage ratio reflects a proportionately higher decrease in specific provisions relative to the decrease in gross non-accrual loans. This was as a result of the recovery of a large commercial mortgage with a large provision relative to a decrease in non-accrual residential mortgages which previously carried smaller provisions.
Gross non-accrual loans totaled $48.5 million as of December 31, 2016, down $16.8 million from $65.3 million as of December 31, 2015, and represented 1.3% of the total loan portfolio as of December 31, 2016, compared to 1.6% as of December 31, 2015. During 2016, we held OREO amounting to $14.2 million (2015: $11.2 million), consisting of commercial real estate of $12.1 million (2015: $6.7 million), foreclosed residential properties of $2.1 million (2015: $4.5 million) and nil amount of property held for sale reclassified during 2016 (2015: nil).
Government
Loans to governments were $112.4 million, which was a $112.8 million decrease from 2015, due primarily to paydowns in government lending in Bermuda compared to new government lending in Bermuda in the prior year. This decrease accounts for 26.2% of the overall decrease in net loans year-on-year.
Commercial
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses.
Commercial real estate loans are offered to real estate investors, developers and builders domiciled primarily in Bermuda and the UK. To manage our credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by long-term leases to high quality international businesses. These cash flows are principally sufficient to service the loan. The portfolio decreased by $66.3 million to $609.8 million at December 31, 2016 due primarily to repayments of loans in our European jurisdictions.
Commercial loans outstanding as of December 31, 2016 were $357.2 million, which represented a decrease of $26.3 million from the previous year, driven by repayments of commercial lending facilities principally in the Cayman Islands and Bermuda.
Residential
The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by residential property.
All mortgages were underwritten utilizing our stringent credit standards. See "Risk Management — Credit Risk". Residential loans consist of conventional home mortgages and equity credit lines.
As of December 31, 2016, residential mortgages totaled $2.3 billion (or 64.6% of total gross loans), a $0.2 billion decrease from December 31, 2015. This decrease was attributed mainly to reductions in the residential mortgages portfolio across the Cayman and Guernsey jurisdictions and unfavorable foreign exchange movements within the portfolio, which were partially offset by increases in the UK residential mortgage portfolio. Residential lending in Bermuda was relatively stable year-on-year.
OREO and Non-Accrual Loans
While non-accrual loans decreased during the year by $16.8 million, OREO increased slightly by $3.0 million. The growth in OREO was driven by a commercial property which was foreclosed upon and added to OREO in Bermuda in the fourth quarter of 2016. Excluding the effect of this property, OREO decreased $4.9 million due to sales in the residential mortgage OREO portfolio in Bermuda. This decrease, along with the decrease in non-accrual loans, reflects the Bank's continued focus on improving the quality of our loan portfolio. Non-accrual loans decreased as a result of the Bank continuing to work with holders of non-performing loans, which resulted in several loans returning to a performing status during the year, primarily within residential mortgages.

Other Loan Portfolios
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards, commercial financing, loans to financial institutions and overdraft facilities to retail, corporate and private banking clients in the jurisdictions in which we operate. As of December 31, 2016, other consumer loans totaled $197.8 million (or 5.5% of total gross loans), a $29.7 million decrease from December 31, 2015. The decrease was due to repayments and expiration of loan facilities without sufficient new loan origination.
See "Note 6: Loans" and "Note 7: Credit risk concentrations" to our audited consolidated financial statements as of December 31, 2016 for more information on our loan portfolio and contractual obligations and arrangements.
Deposits
Deposits are our principal funding source for use in lending, investments and liquidity. We are a deposit-led bank and do not require the use of wholesale or institutional markets to fund our loan business. See "Risk Management — Liquidity Risk" and "Risk Management — Credit Risk". Deposit balances at the end of reporting periods, particularly in our Bermuda and Cayman Islands operations, can fluctuate due to significant balances that flow in and out from fund and insurance clients to meet quarter-end cyclical cash flow requirements.
The table below shows the year-end and average customer deposit balances by jurisdiction for the year ended and as of December 31, 2016 and 2015:

	As of December 31		Dollar change	Average balance		Dollar change
(in millions of $)	2016	2015		2016	2015
Bermuda	5,947	4,272	1,675	5,270	4,013	1,257
Cayman	3,024	3,013	11	3,034	2,804	230
Guernsey	967	1,245	(278)	1,178	1,366	(188)
The Bahamas	72	40	32	56	66	(10)
UK	—	598	(598)	179	611	(432)
Total customer deposits	10,010	9,168	842	9,717	8,860	857
Average customer deposits increased by $0.9 billion to $9.7 billion in 2016. On a year-end basis, customer deposits were up $0.8 billion to $10.0 billion from $9.2 billion at the end of 2015. The increase was largely from new clients as a result of the recent acquisition in Bermuda, as well as organic growth in both Bermuda and Cayman within consumer deposits.
Customer demand deposits, which include checking accounts (both interest bearing and non-interest bearing), savings and call accounts, totaled $8.2 billion, or 81.9% of total customer deposits at the end of 2016, compared to $7.7 billion, or 83.5%, at the end of 2015. Customer term deposits increased by $0.3 billion to $1.8 billion compared to the prior year. The cost of funds on deposits improved from 21 basis points in the full year ended 2015 to 12 basis points in 2016 as a result of an increase in average non-interest bearing deposits by $0.3 billion to $2.0 billion, and the payback of deposits from our UK jurisdiction, which in the prior year carried a cost of deposits of 75 basis points on a jurisdictional stand-alone basis.
See "Note 10: Customer deposits and deposits from banks" to our audited consolidated financial statements as of December 31, 2016 for additional tables and information.
Borrowings
We have no issuances of certificates of deposit ("CD"), commercial paper ("CP") or senior notes outstanding and have no CD or CP issuance programs. We use funding from the inter-bank market as part of interest rate and liquidity management. As of December 31, 2016, deposits from banks totaled $23.8 million, an increase of $9.3 million from the prior year.
Employee Future Benefits
We maintain trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provide post-retirement healthcare benefits to our qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the final years of employment. The defined benefit pension and post-retirement healthcare plans are not open to new participants and are non-contributory and the funding required is provided by us, based upon the advice of an independent actuary.
Effective December 31, 2011, the Bermuda defined benefit pension benefits were amended to freeze credited service and final average earnings for remaining active members. Effective January 2012, all the participants of the Bermuda defined benefit pension plan are inactive and in accordance with GAAP, the net actuarial loss of the Bermuda defined benefit pension plan is amortized over the estimated average remaining life expectancy of the inactive participants of 22.8 years. Prior to all Bermuda participants being inactive, the net actuarial loss of the Bermuda defined benefit pension plan was amortized to net income over the estimated average remaining service period for active members of 4.5 years.
Effective September 30, 2014, the defined benefit pension benefits of our Guernsey operations were amended to freeze credited service and final average earnings for remaining active members. The benefits amendment resulted in a further reduction in the Guernsey defined benefit pension liability of $4.6 million as of September 30, 2014.
Effective October 2014, all of the participants of the Guernsey defined benefit pension plan are inactive and in accordance with GAAP, the net actuarial loss of the Guernsey defined benefit pension plan will be amortized over the estimated average remaining life expectancy of the inactive participants of 39 years. Prior to all Guernsey participants being inactive, the net actuarial loss of the Guernsey defined benefit pension plan was amortized to net income over the estimated average remaining service period for active members of 15 years.
For the year ended December 31, 2014, numerous changes in the plan provisions were made to align the plan provisions with our administrative practices resulting in a further increase in the Bermuda defined benefit post-retirement healthcare plan liability of $7.9 million. We amortize prior service credit resulting from plan amendments that occurred when plan members were active employees, on a linear basis over the expected average remaining service period (to full eligibility) of active members expected to receive benefits under the plan. Such remaining service periods are as follow: 3.1 years for the 2010 plan amendments and 4.6 years for the 2011 plan amendments. Plan amendments occurring in 2014 resulted in the recognition of new prior service cost on December 31, 2014 on a plan for which substantially all members are now inactive and, in accordance with GAAP, we have elected to amortize this new prior service cost on a linear basis over 21 years, which is the average remaining life expectancy of members eligible for benefits under the plan at the time of the amendments.
As of December 31, 2016, we had a net obligation for employee future benefits in the amount of $140.0 million, up $17.8 million (14.6%) from $122.1 million at the end of 2015. The increase was driven by valuation changes caused by increased healthcare costs, partially offset by discount factor changes relating to interest rate fluctuations.
See "Note 11: Employee benefits plans" to our audited consolidated financial statements as of December 31, 2016 for additional tables and information.
Long-Term Debt, Interest Payments and Maturities
We had outstanding issuances of long-term debt with a carrying value of $117.0 million as of December 31, 2016 and 2015, all issued in US Dollars. As of December 31, 2016, $70.2 million of our outstanding long-term debt was eligible for inclusion in our Tier 2 regulatory capital base and was limited to 50% of Tier 1 capital, down from $89.0 million at the end of 2015. There were no other significant movements in long-term debt during the period from December 31, 2015 to December 31, 2016.
The following table presents the contractual maturity, interest rates and principal outstanding as of December 31, 2016:

Long-term debt (in millions of $)	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal outstanding (in millions of $)
2003 issuance — Series B	May 27, 2013	May 27, 2018	5.15%	3 months $ LIBOR + 2.000%	47.0
2005 issuance — Series B	July 2, 2015	July 2, 2020	5.11%	3 months $ LIBOR + 1.695%	45.0
2008 issuance — Series B	May 27, 2018	May 27, 2023	8.44%	3 months $ LIBOR + 4.929%	25.0
Total					117.0
See "Note 19: Long-term debt" to our audited consolidated financial statements as of December 31, 2016 for additional information.
Other Liabilities
Other liabilities include derivative liabilities, current employee salaries and benefits payable and related payroll tax, as well as sundry liabilities. Other liabilities decreased by $0.5 million to $100.0 million as of December 31, 2016. This decrease was a result of decreased accrued liabilities and deferred revenue, the latter of which is due to the timing of billing for trust revenues relative to the prior year. This was partially offset by a slight increase in derivative positions from the prior year. These derivatives were client service foreign exchange derivatives which are economically hedged and result in no foreign exchange gains or losses.

Contractual Obligations
Credit-Related Arrangements
We enter into standby letters of credit, letters of guarantee and contractual commitments to extend credit in the normal course of business, which are not required to be recorded on the balance sheet. Since many commitments expire unused or only partially used, these totals do not necessarily reflect future cash requirements. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The following table sets forth the outstanding financial guarantees with contractual amounts representing credit risk as of the dates indicated:

	December 31, 2016			December 31, 2015
(in millions of $)	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	242.4	242.4	—	258.9	257.2	1.7
Letters of guarantee	4.8	4.8	—	9.1	8.4	0.7
Total	247.2	247.2	—	268.0	265.6	2.4
The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for possible loan losses. The following table sets forth the outstanding unfunded legally binding commitments to extend credit as of the dates indicated:

(in millions of $)	December 31, 2016	December 31, 2015
Commitments to extend credit	412.6	390.5
Documentary and commercial letters of credit	1.1	0.5
Total unfunded commitments to extend credit	413.6	391.0

The Bank has a facility by one of its custodians, whereby the Bank may offer up to $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31, 2016, $110.3 million (December 31, 2015: $123.7 million) of standby letters of credit were issued under this facility.
Contractual Obligations
The following table presents our outstanding contractual obligations as of December 31, 2016:

(in millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long term debt(1)	117.0	—	47.0	45.0	25.0
Operating lease obligations	19.3	4.8	6.6	5.5	2.5
Sourcing arrangements(2)	69.8	17.2	27.6	25.1	—
Term deposits	1,816.6	1,750.0	66.6	—	—
Other obligations	9.2	2.5	4.8	1.2	0.6
Total outstanding contractual obligations	2,031.9	1,774.5	152.6	76.8	28.1
______________________________

(1)	Long-term debt excludes interest.

(2)
We also have an outstanding contractual obligation relating to a five-year agreement entered into in November 2016 with HP (previously EDS) to supply technology infrastructure and application development management, information security and technical support for our locations in Bermuda and the Cayman Islands. Under our agreement with HP, server management and maintenance, technology field support, application support and development and help desk functions are managed by HP. Our obligations to HP under this agreement amounted to $69.8 million as of December 31, 2016 (December 31, 2015: $16.3 million).

See "Note 12: Credit-related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as of December 31, 2016 for additional information.
Interest expense on our contractual obligations relates primarily to term deposits and our long-term debt. Interest expense on term deposits was $7.7 million for the year-ended December 31, 2016, compared to $10.6 million and $12.3 million for the years ended December 31, 2015 and 2014, respectively. Movements in interest expense on term deposits primarily are due to volume or rate movements, with yearly average term deposits of $1.6 billion, $1.5 billion and $1.7 billion for 2016, 2015 and 2014, respectively. The decrease in the expense is related primarily to rates in Bermuda, which decreased by 16 basis points in 2016 due to certain higher rate deposits being withdrawn during the year.
During the year-ended December 31, 2016, none of the rates on any tranches of our long-term debt reset. Interest expense on commitments decreased by $0.4 million as during July 2015, the rate on the 2005 issuance - Series B moved from fixed to floating, giving 2016 a full year at the lower floating rate versus a partial year in 2015. This also resulted in a decrease in interest expense on long-term debt from $5.6 million to $4.9 million from 2014 to 2015.
Repurchase Agreements
We also obtain funds from time to time from the sale of securities to institutional investors under repurchase agreements. In a repurchase agreement transaction, we will generally pledge investment securities as collateral in a borrowing transaction, agreeing to repurchase the identical security on a specified later date, generally not more than 90 days, at a price greater than the original sales price. The difference between the sale price and repurchase price is the cost of the use of the proceeds, or interest expense. The investment securities underlying these agreements may be delivered to securities dealers who arrange such transactions as collateral for the repurchase obligation. Repurchase agreements represent a cost competitive funding source and also provide liquidity on agency paper for us. However, we are subject to the risk that the borrower of the securities may default at maturity and not return the collateral. In order to minimize this potential risk when entering into such transactions, we generally deal with large, established investment brokerage firms with whom we have master repurchase agreements. Repurchase transactions are accounted for as collateralized financing arrangements rather than as sales of such securities, and the obligation to repurchase such securities is reflected as a liability in our consolidated financial statements. As of December 31, 2016 and 2015, there were no repurchase agreements outstanding.
Shareholders' Equity
Shareholders' equity decreased during the year ended December 31, 2016 by $39.6 million to $710.7 million.
Increases totaling $263.4 million included:

•	$115.9 million of net income for the year;

•	$126.2 million from the issuance of common shares;

•	$14.0 million for share-based settlements; and

•	$7.3 million of share-based settlement for stock options exercised.
These increases were offset by the following decreases totaling $303.0 million:

•	$212.1 million from the redemption and cancellation of all of the outstanding preference shares;

•	$26.4 million from adjustments to employee benefit plans;

•	$21.2 million from net change in unrealized gains (losses) on AFS investments;

•	$19.3 million of common share dividends;

•	$15.7 million of preference share dividends and guarantee fees;

•	$6.5 million of translation adjustments on foreign operations;

•	$1.6 million from the purchase of treasury common shares; and

•	$0.2 million on other smaller adjustments.

On September 21, 2016, the Bank completed its offering of 5,957,447 common shares at $23.50 per share, which raised $126.2 million of capital. On December 16, 2016, the Bank completed the redemption and cancellation of all of its issued and outstanding preference shares for $212.1 million.
Liquidity
We define liquidity as our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management.
Sources and Uses of Cash
Our primary sources of cash are (i) cash obtained from deposits, (ii) long-term debt, and (ii) cash from operations. Our primary uses are (i) the payment of our operating expenses, (ii) payment of dividends on our preference and common shares and guarantee fees, (iii) as repayment of certain maturing liabilities and (iv) extraordinary requirements for cash, such as acquisitions. We had $2.1 billion of cash and cash equivalents as of December 31, 2016 and $2.3 billion as of December 31, 2015, as well as $4.0 billion and $2.6 billion, respectively, of liquid securities, the balance of which could be sold to meet liquidity requirements. In our opinion, the Bank’s working capital is sufficient for the Bank’s present requirements.
Liquidity Risk
Our liquidity risk is managed through a comprehensive framework of policies and limits overseen by our Group Asset and Liability Committee. We consider the effective and prudent management of liquidity to be fundamental to our health and strength. Our objective is to manage our cash flow and liquidity reserves so that they are adequate to fund our obligations and other commitments on a timely basis and at a reasonable cost.
We continuously monitor and make adjustments to our liquidity position by adjusting the balance between sources and uses of funds as we deem appropriate. Our primary measures of liquidity include monthly cash flow analyses under ordinary business activities and conditions and under situations simulating a severe run on the Bank. The Bank strives to use a cautious liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically the Bank manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology. The results of these measures and analyses are incorporated into our liquidity contingency plan, which provides the basis for the identification of our liquidity needs. For more information, see "Risk Management — Liquidity Risk".
Capital Resources
We manage our capital both on a consolidated basis and, where appropriate, on a legal entity basis. The finance department has the responsibility for measuring, monitoring and reporting capital levels within guidelines and limits established by the Risk Policy & Compliance Committee of the Board. The management of capital will also involve regional management to ensure compliance with local regulation. In establishing the guidelines and limits for capital, a variety of factors are taken into consideration, including the overall risk of the business in stressed scenarios, regulatory requirements, capital levels relative to our peers, and the impact on our credit ratings.
Effective January 1, 2015, the BMA implemented the capital reforms proposed by the BCBS and referred to as the Basel III regulatory framework. Basel III aims to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. Basel III adopts CET1 capital as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio and Liquidity Coverage Ratio ("LCR") regimes.

The Bank was required to report under both Basel II and Basel III guidance during 2015. However only the Basel II results were required to be published under guidance from the BMA. From January 1, 2016 onwards, all published ratios are calculated under Basel III. The Basel III regulatory framework adopts a phased implementation approach for Bermuda banks with full implementation on January 1, 2019, consistent with BCBS recommendations. When fully phased-in, we will be subject to the following requirements:

•
CET1 ratio of at least 7.0% of RWA, inclusive of a minimum CET1 ratio of 4.5% and the new capital conservation buffer of 2.5%, but excluding the Domestic Systematically Important Bank ("D-SIB") surcharge described below;

•	Tier 1 capital of at least 8.5% of RWA, inclusive of a minimum Tier 1 ratio of 6% and the new capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;

•	Total capital of at least 10.5% of RWA, inclusive of a minimum total capital ratio of 8% and the new capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;

•
We are considered to be a D-SIB and are subject to a 3% surcharge composed of CET1-eligible capital implemented by the BMA effective September 30, 2015. This is based upon our assessment of the extent to which we (individually and collectively with the other Bermuda banks) pose a degree of material systemic risk to the economy of Bermuda due to our role in deposit taking, corporate lending, payment systems and other core economic functions;

•
Counter-cyclical buffer of up to 2.5% composed of CET1-eligible capital may be implemented by the BMA when macroeconomic indicators provide an assessment of excessive credit or other pressures building in the banking sector, potentially increasing the CET1, Tier 1 and total capital ratios by up to 2.5%;

•	Leverage ratio must be at 5.0% or higher; and

•	LCR with a minimum requirement of 100%, subject to the phase-in rules.
The minimum capital ratio requirements set forth above do not reflect additional Pillar II add-on requirements that the BMA may impose upon us as a prudential measure from time to time. As of January 1, 2017, our minimum total capital ratio required by the BMA is 15.9% and our minimum CET1 ratio requirement is 8.8%. As of the date hereof, we expect that our minimum total capital ratio requirement at January 1, 2019 may be 17.2% (inclusive of the minimum required total capital ratio of 10.5% as described above). However, as our capital requirements remain under continuous review by the BMA pursuant to its prudential supervision, we cannot guarantee that the BMA will not seek higher total capital ratio requirements at any time.

The following table sets forth our capital adequacy as of December 31, 2016 and 2015 in accordance with the Basel III framework:

	As of December 31,
(in millions of $)	2016		2015
Capital
Tier 1 capital	666.8		699.3
Common Equity Tier 1	666.8		N/A	(2)
Tier 2 capital	102.7		119.1
Total capital	769.6		818.4
Risk Weighted Assets
Cash due from banks and investments	1,069.8		1,004.6
Loans	2,152.9		2,201.7
Other assets	258.8		278.5
Off-balance sheet items	251.8		215.0
Operational risk charge	632.1		604.3
Total risk-weighted assets	4,365.4		4,304.1
Capital Ratios (%)
Common Equity Tier 1	15.3%	(1)	N/A	(2)
Tier 1 common	N/A	(1)	12.0%	(2)
Tier 1 total	15.3%	(1)	16.2%	(2)
Total capital	17.6%	(1)	19.0%	(2)
Leverage ratio	5.8%	(1)	N/A	(2)

(1)
Effective January 1, 2016, the Bank's regulatory capital is determined in accordance with current Basel III guidelines issued by the BMA. Basel III adopts CET1 as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.

(2)	Prior to January 1, 2016, the Bank's regulatory capital was determined in accordance with Basel II guidelines issued by the BMA.
Tier 1 capital increased due to the issuance of 6.0 million common shares in the IPO as well as earnings on the year, which was partially offset by an increased deduction for goodwill and intangibles as a result of the HSBC Bermuda Trust business acquisition and a new Basel III deduction for defined pension fund assets. Total capital decreased due to the redemption and cancellation of all of our issued and outstanding preference shares in December 2016 and the impact of Basel III phase-out buyback rules on our non-qualifying long-term debt's eligibility for inclusion as Tier 2 capital. RWA remained flat, despite the significant increase in customer deposits which funded balance sheet growth, due to prudent capital management to accommodate the HSBC Bermuda private banking investment management and trust business acquisition during the transition period. We are currently in compliance with the minimum LCR of 60% as well as the minimum LCR of 100% which will be applicable to us when the Basel III regulatory framework has been fully phased-in in 2019.
Preference Shares

In June 2009, we offered 200,000 shares of 8.00% non-cumulative perpetual limited voting preference shares of par value $ 0.01 with a liquidation preference of $1,000 per share for $200,000,000 in the aggregate. The preference shares were fully and unconditionally guaranteed, with the full faith and credit of the Government of Bermuda (the ‘‘Guarantor’’), as to payment of dividends for up to ten years and as to payment of the liquidation preference on, or in certain circumstances prior to, the ten-year anniversary of the date of issuance (the ‘‘Guarantee’’). On December 16, 2016, we redeemed and canceled all of the issued and outstanding preference shares for a total of $212.1 million, which comprised the sum of the most recent dividend payment, the net present value of future dividend payments that would have been paid through June 22, 2019 and the $1,000 liquidation preference on each preference share, discounted for present value.
Dividends on the preference shares were payable quarterly on a non-cumulative basis, only when, as and if declared by the Board, on March 15, June 15, September 15 and December 15 of each year at a fixed rate equal to 8.00% per annum on the liquidation preference, commencing on September 15, 2009.
Contingent Value Convertible Preference Shares

In May 2010, we offered up to 9.9 million common shares and 0.8 million contingent value convertible preference shares (‘‘CVCP shares’’) in the form of up to 10.74 million Rights Units, each Unit consisting of 0.92038 common shares and 0.07692 CVCP shares, for each common share held at a price of $12.10 per Rights Unit. Figures reflect the reverse share split that the Bank effected on September 6, 2016.

On March 31, 2015, all remaining issued and outstanding CVCP shares were converted to common shares at a conversion ratio of 1:1.

Share Buy-Back Program
We initially introduced two share buy-back programs on May 1, 2012 as a means to improve shareholder liquidity and facilitate growth in share value. Each program was approved by the Board for a period of 12 months, in accordance with the regulations of the BSX. The BSX is advised monthly of shares purchased pursuant to each program.
Common Share Buy-Back Program
Effective April 1, 2014, the Board approved the 2014 common share buy-back program authorizing the purchase for treasury of up to 1.5 million common shares.
On February 26, 2015, the Board approved, with effect from April 1, 2015, the 2015 common share buy-back program, authorizing the purchase for treasury of up to 0.8 million common shares.
On February 19, 2016, the Board approved, with effect from April 1, 2016, the 2016 common share buy-back program, authorizing the purchase for treasury of up to 0.8 million common shares. The repurchase of shares pursuant to the buy-back program is subject to the approval of the BMA. However, we do not intend to repurchase any common shares under this program, which expires on March 31, 2017.
Total common share buy-backs for the years ending December 31, 2016, 2015, 2014, and 2013, are as follows:

	For the year ending December 31,
	2016	2015	2014	2013	Total
Acquired number of shares (to the nearest share)	97,053	250,371	856,734	403,848	1,608,006
Average cost per common share (in $)	16.36	19.42	19.86	13.89	18.08
Total cost (in $)	1,588,189	4,862,248	17,018,412	5,610,907	29,079,756
On April 30, 2015, we repurchased and canceled 8,000,000 common shares held by CIBC for $15.00 per share, for a total of $120.0 million. The remaining CIBC shareholding in Butterfield (representing 2,343,423 shares) was purchased by Carlyle Global Financial Services, L.P. at $15.00 per share and subsequently sold to other investors.
On August 13, 2015, we repurchased and canceled 400,000 common shares held by two directors for $14.90 per share, for a total of $6.0 million.
The foregoing reflects the reverse share split that the Bank effected on September 6, 2016.
Preference Share Buy-Back Program
On April 28, 2014, the Board approved the 2014 preference share buy-back program, authorizing the purchase and cancellation of up to 26,600 preference shares.
On February 26, 2015, the Board approved, with effect from May 5, 2015, the 2015 preference share buy-back program, authorizing the purchase and cancellation of up to 5,000 preference shares.
Total preference share buy-backs for the years ending December 31, 2016, 2015, 2014, and 2013 are as follows:

	For the year ending December 31,
	2016	2015	2014	2013	Total
Acquired number of shares (to the nearest share)	—	183	560	11,972	12,715
Average cost per common share (in $)	—	1,151.55	1,172.26	1,230.26	1,226.57
Total cost (in $)	—	210,734	656,465	14,728,624	15,595,823
All of the preference shares were redeemed and canceled in December 2016.
From time to time, our associates, insiders and insiders' associates as defined by the BSX regulations may sell shares which may result in such shares being repurchased pursuant to each program, provided no more than any such person's pro-rata share of the listed securities is repurchased. Pursuant to the BSX regulations, all repurchases made by any issuer pursuant to a securities repurchase program must be made: (1) in the open market and not by private agreement; and (2) for a price not higher than the last independent trade for a round lot of the relevant class of securities.
Warrants
Following the capital raise on March 2, 2010, the terms of the 427,960 warrants with an exercise price of $70.10 previously issued to the Government of Bermuda in conjunction with the issuance of the preference shares in 2009 were adjusted in accordance with the terms of the Guarantee. Subsequently, the Government of Bermuda held 0.43 million (2015: 0.43 million) warrants with an exercise price of $34.72 (2015: $34.72) with an expiration date of June 22, 2019. On December 16, 2016, the Bank announced that it had repurchased for cancellation all of the outstanding warrants for $0.1 million.
Dividends
During the year ended December 31, 2016, we paid cash dividends totaling $19.3 million or $0.40 for each common share on record as of the related record dates (2015: $24.8 million or $0.50 for each common share and CVCP share on record), and subsequent to year-end, we declared a dividend of $0.32 for each common share on the related record date for the fourth quarter of 2016. The CVCP shares were all converted to common shares on March 31, 2015.
The Board also declared dividends of $0.10 per common share for each of the first three quarters of 2016, and $0.32 per share for the fourth quarter of 2016. These per share amounts reflect the reverse share split that the Bank effected on September 6, 2016. For more information, see "Risk Factors – Risks Relating to the Common Shares – Holders of our common shares may not receive dividends".

During the year ended December 31, 2015, we declared the full 8.00% cash dividends on preference shares in each quarter. During the year ended December 31, 2016, we declared the full 8.00% cash dividends on preference shares in the first three quarters and then redeemed the preference shares in December 2016. Preference share dividends declared and paid were $14.6 million during 2016 (2015: $14.6 million). Guarantee fees paid to the Government of Bermuda were $1.7 million during 2016 (2015: $1.8 million).
Cash Flows
2016 vs. 2015
Cash due from banks was $2.1 billion as of December 31, 2016, compared to $2.3 billion as of December 31, 2015. The increase is described below by category of operating, investing and financing activities.
For the year ended December 31, 2016, net cash provided by operating activities totaled $178.2 million (2015: $155.5 million). Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Cash provided by operating activities increased by $22.7 million from 2015 to 2016, due primarily to an increase in net income and an increase on cash received on settlement of share-based payments. This was partially offset by a decrease in the net realized gains (losses on AFS investments and a relatively larger increase in accrued interest receivable).
Net cash used in investing activities for the year ending December 31, 2016 totaled $1.2 billion, compared to cash used in investing activities of $325.8 million in 2015. The $873.9 million decrease in cash used in investing activities in 2015 was mainly attributable to an increase in cash disbursed for short-term investments, securities purchased under agreement to resell, as well as increased purchases of AFS and HTM investments, a decrease in sale proceeds from AFS investments and cash disbursed for a business acquisition. This was partially offset by a relatively higher decrease in cash outflow on loan growth.
Net cash provided by financing activities totaled $939.6 million in 2016, compared to net cash provided by financing activities of $426.9 million in 2015. The $512.7 million increase is mainly due to an increase in demand and term deposits and the proceeds from the issuance of common shares, net of underwriting discounts and commissions. This was partially offset by cash disbursed to redeem and cancel all of the outstanding preference shares.
2015 vs. 2014
Cash due from banks was $2.3 billion as of December 31, 2015, compared to $2.1 billion as of December 31, 2014. The increase is described below by category of operating, investing and financing activities.
For the year ended December 31, 2015, net cash provided by operating activities totaled $155.5 million (2014: $143.8 million). Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Cash provided by operating activities increased from 2014 to 2015, due primarily to an increase in other liabilities and employee benefit plans, and the movement in net realized gains (losses) on AFS investments, offset by a decrease in net income that generated lower cash earnings compared to the prior year, and an increase in other assets.
Our investing activities include capital expenditures, loan activities, investment activities, and divesture and acquisition activities. We do not own, directly or indirectly, any shares of stock or any other equity interest or long‑term debt securities of any company, corporation, firm, partnership, joint venture, association or other entity, except pursuant to the ordinary course of investment activities, the strategic investment in an associated company or as a result of the ordinary course of loan origination. Net cash used in investing activities for the year ending December 31, 2015 totaled $325.8 million, compared to cash used in investing activities of $258.7 million in 2014. The $67.1 million increase in cash used in investing activities in 2015 was mainly attributable to a decrease in purchases of short‑term investments, and a $0.2 million increase in proceeds from maturities and pay‑downs on AFS investments, and an increase in proceeds from sales on AFS investments, which was partially offset by an increase in purchases of AFS investments, a decrease in loans movement and the relative decrease from the deposits acquired in the HSBC acquisition in Cayman in 2014.
Net cash provided by financing activities totaled $426.9 million in 2015, compared to net cash provided by financing activities of $461.7 million in 2014. The $34.8 million decrease is mainly due to a $39.1 million decrease in deposit growth, a $113.8 million increase in common shares repurchased attributable to the share repurchase and cancellation of the majority of CIBC’s shareholding and repurchases from two other shareholders, which was partially offset by decrease in repayment of long‑term debt due to the redemption of the $90 million Series A note in 2014 and a decrease in securities sold under agreement to repurchase.
Off Balance Sheet Arrangements
Assets Under Administration and Assets Under Management
In the normal course of business, we hold assets under administration and assets under management in a fiduciary or agency capacity for our clients. In accordance with GAAP, these assets are not our assets and are not included in our consolidated balance sheets.
Credit-Related Arrangements
We enter into standby letters of credit, letters of guarantee and contractual commitments to extend credit in the normal course of business, which are not required to be recorded on the balance sheet. Since many commitments expire unused or only partially used, these arrangements do not necessarily reflect future cash requirements. Management believes there are no material commitments to extend credit that represent risks of an unusual nature.
Standby letters of credit and letters of guarantee are issued at the request of our clients in order to secure a client's payment or performance obligations to a third party. These guarantees represent our irrevocable obligation to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary's claim against the client. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years.
Credit risk is the principal risk associated with these instruments. The contractual amounts of these instruments represent the credit risk should the instrument be fully drawn upon and the client defaults. To control the credit risk associated with issuing letters of credit and letters of guarantee, we subject such activities to the same credit quality and monitoring controls as our lending activities. The types and amounts of collateral security we hold for these standby letters of credit and letters of guarantee are generally represented by our deposits or a charge over assets held in mutual funds. We are obligated to meet the entire financial obligation of these agreements and in certain cases are able to recover the amounts paid through recourse against the collateral security.

Segment Overview
The Bank manages its segments on a geographic basis which are grouped into the following six business segments based upon the geographic location of the Bank's operations: Bermuda, the Cayman Islands, Guernsey, Switzerland, The Bahamas and the United Kingdom. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expense. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.
Note that the operations of Switzerland and The Bahamas are not included in the following discussion due to their small scale of operations and their immaterial impact to the Bank's overall results.
Bermuda (Including Head Office)
For more than 150 years, Bermuda has served as home to our headquarters and remains our largest jurisdiction in terms of number of employees, Banking Center locations and business volume. The following table provides certain financial information for our Bermuda segment for the years ended December 31, 2016, 2015 and 2014.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2016	2015	2014	2015 to 2016	2014 to 2015	2015 to 2016	2014 to 2015
Net interest income	162.1	145.1	144.7	17.0	0.4	11.7%	0.3%
Provision for credit losses	(7.3)	(3.6)	(6.4)	(3.7)	2.8	102.8%	(43.8)%
Non-interest income	71.8	61.1	60.7	10.7	0.4	17.5%	0.7%
Net revenue before other gains (losses)	226.6	202.5	199.0	24.1	3.5	11.9%	1.8%
Operating expenses	(164.5)	(159.5)	(145.7)	(5.0)	(13.8)	3.1%	9.5%
Net income before other gains (losses)	62.1	43.0	53.3	19.1	(10.3)	44.4%	(19.3)%
Total other gains (losses)	1.4	(2.5)	6.9	3.9	(9.4)	156.0%	(136.2)%
Net income	63.5	40.5	60.2	23.0	(19.7)	56.8%	(32.7)%

Summary Balance Sheet	As of December 31,
(in millions of $)	2016	2015	Dollar change	Percent change
Customer deposits	5,947	4,272	1,675	39.2%
Loans, net of allowance for credit losses	1,997	2,207	(210)	(9.5)%
Total assets	6,765	5,114	1,651	32.3%
Assets under administration
Custody and other administration services	17,904	29,367	(11,463)	(39.0)%
Trust	50,118	32,064	18,054	56.3%
Assets under management
Butterfield Funds	1,659	1,644	15	0.9%
Other assets under management	1,777	479	1,298	271.0%
Total assets under management	3,436	2,123	1,313	61.8%
Number of employees	668	529	139	26.3%
2016 vs. 2015
Net income before other gains and losses was $62.1 million for the year ended December 31, 2016, up by $19.1 million from $43.0 million in the prior year, due principally to decreased project-related professional fees, which were down by $9.5 million to $10.8 million, increased loan interest income which was up by $6.3 million to $122.6 million, increased investment income which was up $4.8 million to $44.7 million, increased deposit interest income, which was up $4.5 million to $6.1 million, increased trust revenue, which was up by $4.6 million to $16.7 million, increased asset management revenue, which was up $4.4 million to $13.3 million, partially offset by increased salary and other employee benefit costs, which were up by $13.1 million to $80.4 million.
Other gains of $1.4 million during the year were favorable by $3.9 million compared to net losses of $2.5 million in 2015. Other gains in 2016 were due primarily to realized gains upon the sale of certain AFS investments of $0.6 million and a $0.6 million receipt from a liquidation distribution on a pass-through note which was previously fully impaired in 2010. Net income after gains and losses was $63.5 million in 2016, an increase of $23.0 million from $40.5 million in the prior year.
Net interest income before provision for credit losses increased by $17.0 million to $162.1 million in 2016, driven primarily by increased investment income due to a higher average balance of investments, increased loan interest income, increased deposit income, both from higher average balances, and lower deposit expense due to a lower average volume of interest bearing deposits.
Provision for credit losses was $7.3 million, up $3.7 million from the prior year, which resulted primarily from large provisions for commercial loans and residential mortgages that were taken in 2016, compared to much lower required provisions in 2015. This was partially offset by increased recoveries and unfavorable growth in new loans written and quicker than expected prepayments in 2016.
Non-interest income increased by $10.7 million to $71.8 million in 2016, due primarily to increased trust revenue, which was up $4.6 million from the prior year, and increased asset management revenue, which was up $4.4 million from the prior year, both of which are primarily driven by the acquisition of HSBC’s private banking investment management and trust businesses.

Operating expenses increased by $5.0 million to $164.5 million in 2016 due primarily to a non-core share based compensation expense as a result of the vesting of legacy 2010 performance options, increased salary and other employee benefit costs which were primarily driven by increased headcount from the onboarding of staff from the recent acquisition, partially offset by lower project-related professional fees.
Total assets as of December 31, 2016 were $6.8 billion, up $1.7 billion from December 31, 2015. Customer deposits ended 2016 at $5.9 billion, up $1.7 billion from the end of 2015 from deposits which were a result of the recent acquisition during the year, and loan balances ended 2016 at $2.0 billion, down $0.2 billion from the end of 2015.
Client assets under administration for the trust and custody businesses as of December 31, 2016 were $50.1 billion and $17.9 billion, respectively, while assets under management were $3.4 billion. This compares with $32.1 billion, $29.4 billion and $2.1 billion, respectively, as of December 31, 2015.
2015 vs. 2014
Net income before other gains and losses decreased $10.3 million for the year-ended December 31, 2015 from December 31, 2014 due principally to increased project-related professional fees, which were up by $6.2 million to $14.0 million, increased severance and early retirement costs which were up by $3.9 million to $6.6 million, a $4.8 million provision in connection with the ongoing US investigation relating to the so-called John Doe Summonses, partially offset by lower provisions for credit losses which were down by $2.8 million to $3.6 million. See "Information on the Company — Legal Proceedings".
Other losses of $2.5 million during the prior year were unfavorable by $9.4 million compared to net gains of $6.9 million in 2014. Other losses in 2015 were due primarily to realized losses upon the sale of certain AFS investments of $2.8 million due to the strategic repositioning of the investment portfolio partially offset by decreased valuation allowances taken on foreclosed properties. In 2014, a $8.7 million gain was recorded on liquidation proceeds from our last remaining pass-through note. Net income after gains and losses was $40.5 million, a decrease of $19.7 million from $60.2 million in the prior year.
Net interest income before provision for credit losses increased by $0.4 million to $145.1 million in 2015. The increase was driven primarily by increased investment income due to higher average balance of investments, lower deposit expense and long term debt interest expense, partially offset by lower loan interest income due to lower average loan balances.
Provision for credit losses was down $2.8 million from 2014 to 2015 due to large provisions for commercial loans and residential mortgages that were taken in 2014, combined with increased recoveries in 2015.
Non-interest income increased by $0.4 million to $61.1 million in 2015, due primarily to increased asset management revenue from increased money market fund rates and other one-time fees, increased banking revenues resulting primarily from increased electronic banking revenues, which was partially offset by decreased rental income from the sale of hotel properties in 2014 and decreased foreign exchange and trust revenues due to decreased volumes.
Operating expenses increased by $13.8 million to $159.5 million in 2015 due to higher project-related professional fees, increased salaries and other benefits expense relating to increased severance and post-retirement medical expense, partially offset by reduced headcount and incentive compensation, a provision in connection with the ongoing US investigation relating to the John Doe Summonses, and increased non-income taxes from higher payroll taxes, partially offset by decreased property management and maintenance costs resulting from the sale of hotel properties in 2014 as well as cost savings initiatives resulting in lower electrical costs.
Cayman Islands
We are a leading financial services provider in the Cayman Islands, offering a comprehensive range of personal and corporate financial services. In addition to our strong retail presence, we are focused on the provision of wealth management services including private banking, asset management and trust services.
We have continued to enhance our client delivery channels including online and mobile banking, and introduced Chip & PIN enabled and American Airlines affinity credit card products in the market. With three Banking Centers in desirable locations and 14 ATMs strategically located in Grand Cayman, we continue to be a leading provider of financial services locally. The following table provides certain financial information for our Cayman Islands segment for the years ended December 31, 2016, 2015 and 2014.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2016	2015	2014	2015 to 2016	2014 to 2015	2015 to 2016	2014 to 2015
Net interest income	80.0	66.9	59.4	13.1	7.5	19.6%	12.6%
Provision for credit losses	2.1	(0.5)	(0.6)	2.6	0.1	(520.0)%	(16.7)%
Non-interest income	41.4	39.5	33.5	1.9	6.0	4.8%	17.9%
Net revenue before other gains (losses)	123.5	106.0	92.3	17.5	13.7	16.5%	14.8%
Operating expenses	(60.6)	(58.1)	(58.8)	(2.5)	0.7	4.3%	(1.2)%
Net income before other gains (losses)	62.9	47.9	33.5	15.0	14.4	31.3%	43.0%
Total other gains (losses)	(0.5)	(0.8)	—	0.3	(0.8)	37.5%	(100.0)%
Net income	62.4	47.1	33.5	15.3	13.6	32.5%	40.6%

Summary Balance Sheet	As of December 31,
(in millions of $)	2016	2015	Dollar change	Percent change
Customer deposits	3,024	3,013	11	0.4%
Loans, net of allowance for credit losses	1,182	1,105	77	7.0%
Total assets	3,393	3,282	111	3.4%
Assets under administration
Custody and other administration services	2,323	2,008	315	15.7%
Trust	4,018	3,463	555	16.0%
Assets under management
Butterfield Funds	76	83	(7)	(8.4)%
Other assets under management	770	768	2	0.3%
Total assets under management	846	851	(5)	(0.6)%
Number of employees	304	293	11	3.8%
2016 vs. 2015
Net income before other gains and losses for the year ended December 31, 2016 was $62.9 million, up by $15.0 million from $47.9 million in 2015. The increase was due primarily to increases in interest income on investments and loans and non-interest income led by volume-driven banking, and foreign exchange income, partially offset by increased costs in technology and communications, professional services and loan servicing fees.
Net interest income before provision for credit losses was $80.0 million in 2016, an improvement of $13.1 million compared to 2015. The increase from 2015 to 2016 was driven primarily by an improvement in loan income of $5.8 million from a $100 million increase in average loans attributable largely to increased inter-group loan participation levels and investment income which was up by $7.0 million from 2015 to 2016 as a result of an increase in average AFS and HTM investment balances. Deposit liability costs decreased from $2.1 million in 2015 to $2.0 million in 2016 following the balance run-off on a high interest notice deposit product and impact of low to negative rates on currency demand deposits.
Provision for credit losses was a recovery of $2.1 million in 2016, representing a decrease of $2.6 million compared to credit losses in 2015. This decrease was primarily a result of a revision to the country risk factor applied in 2016.
Non-interest income was $41.4 million, up $1.9 million from 2015 due primarily to volume driven increases in banking fees led by account service charges, wire transfer and card volumes, and foreign exchange income.
Other losses for the year ended December 31, 2016 were $0.5 million, a decrease of $0.3 million from the prior year, which resulted primarily from investment sales as a part of the strategic repositioning of the investment portfolio and a write-down on other real estate owned.
Operating expenses increased by $2.5 million from 2015 to 2016, to $60.6 million, driven primarily by increased costs in technology and communication, professional services and loan servicing fees.
Total assets as of December 31, 2016 were $3.4 billion, up $0.1 billion from the end of 2015, reflecting higher total deposit levels. Net loans increased $0.1 billion from year-end 2015 to year-end 2016 at $1.2 billion. The AFS investments, at $1.2 billion at the end of 2016, were up $0.2 billion, year over year. The HTM investments, at $0.6 billion at the end of 2016, were up $0.3 billion, year over year.
Client assets under administration for the trust and custody businesses were $4.0 billion and $2.3 billion, respectively, while assets under management were $0.8 billion at the end of 2016. This compares with $3.5 billion, $2.0 billion and $0.9 billion, respectively, on December 31, 2015.
2015 vs. 2014
Net income before other gains and losses for the year ended December 31, 2015 was up by $14.4 million from $33.5 million in 2014. The increase was due primarily to increases in interest income on investments and loans and non-interest income led by volume-driven banking, foreign exchange income, trust and asset management fees, partially offset by increased costs in technology and communications, professional services and loan servicing fees.
Net interest income before provision for credit losses was an improvement of $7.5 million compared to 2014. The increase was primarily driven from an improvement in loan income of $4.3 million from a $104.0 million increase in average loans attributable largely to the acquisition of loans and deposits from HSBC Bank (Cayman) Limited in the fourth quarter of 2014. Investment income was up by $3.5 million from 2014 to 2015, resulting from an increase in average AFS and HTM investment balances. Deposit liability costs increased from $1.9 million in 2014 to $2.1 million in 2015 on growth in average interest bearing customer deposits.
Provision for credit losses of $0.5 million was $0.1 million lower than provision for credit losses in 2014.
Non-interest income was $39.5 million in 2015, up $6.0 million over 2014. The increase was due primarily to volume-driven increases in foreign exchange and banking fees led by wire transfer, account service charges and card volumes, along with asset management and trust fees partially offset by lower rental income.
Other losses for the year ended December 31, 2015, was $0.8 million, an increase of $0.8 million from 2014 primarily from investment sales as a part of the strategic repositioning of the investment portfolio, partially offset by the gain on the sale of Butterfield House, a building we formerly occupied.
Operating expenses decreased $0.7 million from 2014 to 2015 to $58.1 million, driven primarily by acquisition integration and other project costs in 2014 along with lower technology and communication costs in the current year, which were partially offset by increased salary and employee benefit costs and amortization of intangible assets following the acquisition of loans and deposits from HSBC Bank (Cayman) Limited in the fourth quarter of 2014.

Guernsey
In Guernsey, we offer private banking, lending, asset management, custody, administered banking and fiduciary services. The following table provides certain financial information for our Guernsey segment for the years ended December 31, 2016, 2015 and 2014.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2016	2015	2014	2015 to 2016	2014 to 2015	2015 to 2016	2014 to 2015
Net interest income	14.1	16.6	18.1	(2.5)	(1.5)	(15.1)%	(8.3)%
Provision for credit losses	(0.4)	(0.1)	(0.2)	(0.3)	0.1	300.0%	(50.0)%
Non-interest income	24.6	26.2	26.8	(1.6)	(0.6)	(6.1)%	(2.2)%
Net revenue before other gains (losses)	38.3	42.7	44.7	(4.4)	(2.0)	(10.3)%	(4.5)%
Operating expenses	(35.5)	(39.9)	(39.6)	4.4	(0.3)	(11.0)%	0.8%
Net income before other gains (losses)	2.8	2.8	5.1	—	(2.3)	—%	(45.1)%
Total other gains (losses)	(1.0)	(1.1)	4.4	0.1	(5.5)	9.1%	(125.0)%
Net income	1.8	1.7	9.6	0.1	(7.9)	5.9%	(82.3)%

Summary Balance Sheet	As of December 31,
(in millions of $)	2016	2015	Dollar change	Percent change
Customer deposits	967	1,245	(278)	(22.3)%
Loans, net of allowance for credit losses	519	433	86	19.9%
Total assets	1,133	1,391	(258)	(18.5)%
Assets under administration
Custody and other administration services	4,449	6,253	(1,804)	(28.9)%
Trust	28,262	31,339	(3,077)	(9.8)%
Assets under management
Butterfield Funds	56	55	1	1.8%
Other assets under management	338	355	(17)	(4.8)%
Total assets under management	394	410	(16)	(3.9)%
Number of employees	209	203	6	3.0%
2016 vs. 2015
Our Guernsey segment posted net income before gains and losses of $2.8 million in 2016, flat when compared to 2015. This was due to the offsetting effects of lower non-interest expenses due to lower salaries and benefits costs due to exit costs incurred in the prior year, which was offset by lower revenues which were generally a result of adverse exchange rate movements. In GBP equivalent, net income before gains and losses was up £0.3 million.
Other losses for 2016 were $1.0 million, down by $0.1 million compared to net losses of $1.1 million in 2015, due primarily to valuation changes on certain US government and federal agency securities in 2015 compared a revision to the purchase price allocation of the Legis transaction in 2016 due to positive results during a previously established earn-out period. Net income after gains and losses was $1.8 million in 2016, an increase of $0.1 million from $1.7 million in 2015.
Net interest income before provision for credit losses decreased by $2.5 million to $14.1 million in 2016, compared to $16.6 million in 2015, primarily due to lower interest income earned on investments from the sale of the investment book in June 2016, as well as adverse exchange rate movements.
Provision for credit losses was $0.4 million, compared to $0.1 million in 2015 due to increased general provisioning rates on United Kingdom exposures together with the impact of increased participation in United Kingdom loans driving higher average loan balances.
Non-interest income decreased by $1.6 million to $24.6 million in 2016, attributable to adverse exchange rate movements which more than offset increases in trust revenues principally from higher time spent and special fees.
Operating expenses of $35.5 million in 2016 were $4.4 million lower than 2015 due to favorable exchange rate movements. In local currency, salaries and other staff benefits were lower than the prior year resulting from a slightly lower average headcount. Offsetting this was higher technology expenses from increased infrastructure investment and higher professional fees.
Total assets of $1.1 billion as of December 31, 2016 were down from $1.4 billion as of December 31, 2015 primarily from adverse exchange rates.
At the end of 2016, client assets under administration for the trust and custody businesses were $28.3 billion and $4.4 billion, respectively, while assets under management were $0.4 billion as of December 31, 2016. This compares with $31.3 billion, $6.3 billion and $0.4 billion, respectively, as of December 31, 2015.

2015 vs. 2014
Net income before gains and losses decreased $2.3 million from 2014 to 2015. The year-over-year decrease is due mainly to increased expenses, primarily salaries and benefits, as a result of the full year of increased full-time headcounts from the Legis transaction, as well as adverse exchange rate movements affecting revenues. In GBP equivalent, net revenues before gains and losses were up £0.8 million, largely resulting from a full year of revenue from the Legis transaction.
Other gains (losses) decreased $5.5 million from 2014 to 2015 due primarily to valuation changes on certain US government and federal agency securities. Net income after gains and losses was $7.9 million lower than the prior year.
Net interest income before provision for credit losses decreased by $1.5 million from 2014 to 2015 primarily due to lower interest income earned on investments from lower yields, as well as adverse exchange rate movements.
Provision for credit losses was $0.1 million in 2015 and $0.2 million in 2014.
Non-interest income decreased $0.6 million from 2014 to 2015 attributable to lower banking revenue from the termination of a tailor-made banking product for one of our major clients in 2015, and adverse exchange rate movements offset by increased trust revenues as a result of new business growth and the impact of the Legis transaction in the prior year.
From 2014 to 2015, operating expenses increased $0.3 million due to higher staff expenses from headcount increases, offset by favorable exchange rate movements and lower amortization as intangibles from a previous acquisition were fully amortized by the end of 2014.
United Kingdom
In the United Kingdom in 2016, we provided a range of traditional private banking, lending, treasury and investment management services, inclusive of the provision of family office services to high net worth international clients through the expertise within the Butterfield Group. In early 2016, we announced the orderly wind-down of the deposit-taking and investment management and custody businesses in the United Kingdom. The following table provides certain financial information for our United Kingdom segment for the years ended December 31, 2016, 2015 and 2014.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2016	2015	2014	2015 to 2016	2014 to 2015	2015 to 2016	2014 to 2015
Net interest income	2.1	10.5	16.2	(8.4)	(5.7)	(80.0)%	(35.2)%
Provision for credit losses	1.1	(1.5)	(0.9)	2.6	(0.6)	(173.3)%	66.7%
Non-interest income	3.9	6.3	7.7	(2.4)	(1.4)	(38.1)%	(18.2)%
Net revenue before other gains (losses)	7.1	15.3	23.0	(8.2)	(7.7)	(53.6)%	(33.5)%
Operating expenses	(20.3)	(22.3)	(22.2)	2.0	(0.1)	(9.0)%	0.5%
Net income before other gains (losses)	(13.2)	(7.0)	0.9	(6.2)	(7.9)	88.6%	(877.8)%
Total other gains (losses)	1.2	(5.1)	4.3	6.3	(9.4)	(123.5)%	(218.6)%
Net income	(12.0)	(12.0)	5.2	—	(17.2)	—%	(330.8)%

Summary Balance Sheet	As at December 31,
(in millions of $)	2016	2015	Dollar change	Percent change
Customer deposits	—	598	(598)	(100.0)%
Loans, net of allowance for credit losses	—	404	(404)	(100.0)%
Total assets	152	788	(636)	(80.7)%
Assets under administration - Custody	—	1,573	(1,573)	(100.0)%
Assets under management
Butterfield Funds	—	70	(70)	(100.0)%
Other assets under management	—	139	(139)	(100.0)%
Total assets under management	—	209	(209)	(100.0)%
Number of employees	23	80	(57)	(71.3)%
2016 vs. 2015
The United Kingdom segment recorded a net loss of $12.0 million in 2016, flat when compared to 2015. Costs associated with the orderly wind-down of the United Kingdom's operations inclusive of restructuring charges, as well as lower net interest income primarily attributable to lower loan balances accounts were offset by decreases in provision for credit losses and increases in other gains.
Other gains in 2016 were $1.2 million, up $6.3 million from losses in 2015 of $5.1 million due primarily to the impairment of the core banking system as a result of the orderly wind-down of the United Kingdom's operations recorded in the prior year, compared to a change in unrealized gains recorded in 2016 pertaining to certain US government and federal agency securities.

Net interest income before provision for credit losses of $2.1 million was down $8.4 million from $10.5 million in 2015. The decrease was due primarily to reduced loan interest income, which resulted from the participation of existing loans to other group jurisdictions throughout 2016.
Provision for credit losses was a recovery of $1.1 million in 2016 compared to a loss of $1.5 million in 2015. The recovery in 2016 is due to two factors: the recovery of certain specific provisions on commercial properties, and the sub-participation of the entire loan book to other group jurisdictions, thereby transferring the risks associated with those loans.
Operating expenses of $20.3 million in 2016 were $2.0 million lower than in 2015, due primarily to lower salaries, technology and communications and professional and outside services charges, all due to the smaller continuing operations, which was partially offset by restructuring charges of $6.1 million recorded in 2016, compared to $2.2 million recorded in 2015. The increased restructuring charges were primarily a result of increased staff redundancy costs and related professional fees incurred in 2016, and have been included as non-core expenses.
Total assets at the end of 2016 were down from total assets at the end of 2015, decreasing by $0.6 billion to $0.2 billion. Loan balances and customer deposit balances both decreased to nil as loans were all participated by other group jurisdictions and all depositors were repaid, compared to year-end 2015 position at $0.4 billion and $0.6 billion, respectively.
Custody client assets under administration at the end of 2016 amounted to nil, down from $1.6 billion as of December 31, 2015. Assets under management were nil as of December 31, 2016, down from $0.2 billion as of December 31, 2015. The decreases are a result of the orderly wind-down of the asset management business in the United Kingdom.
2015 vs. 2014
From 2014 to 2015, net income decreased by $17.2 million due to costs associated with the orderly wind-down of the United Kingdom's operations inclusive of impairment charges and other restructuring charges, as well as lower net interest income primarily attributable to lower loan balances.
Other gains decreased $9.4 million from 2014 to 2015, due primarily to the impairment of the core banking system as a result of the orderly wind-down of the United Kingdom's operations recorded in 2015.
Net interest income before provision for credit losses decreased $5.7 million from 2014 to 2015, due primarily to reduced loan interest income, which resulted from the combination of a reduction in commercial loan balances with a corresponding decrease in average interest rates earned on loans, as well as adverse exchange rate movements.
Provision for credit losses was a loss of $1.5 million in 2015 and $0.9 million in 2014. In 2015, additional provisions of $1.7 million were raised on two commercial loan facilities and were offset by a $0.2 million recovery on a commercial facility that was written off in 2014.
Operating expenses increased $0.1 million from 2014 to 2015 due primarily to restructuring charges of $2.2 million recorded in 2015, as well as a $0.2 million increase in professional and outside services fees, which were slightly offset by reductions in salaries and other employee benefits from a drop in headcount, a decrease in non-income taxes from a value-added tax recovery, a decrease in rental expense, as well as favorable foreign exchange movements.
Critical Accounting Policies and Estimates
The Bank's significant accounting policies conform to US GAAP and are described in Note 2 of our audited consolidated financial statements. Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Given the sensitivity of our consolidated financial statements to these critical accounting policies, the use of other judgments, estimates and assumptions could result in material differences in our results of operations or financial condition. Details of certain critical policies and estimates that affect our business results are summarized below:
Allowance for Credit Losses
We maintain an allowance for credit losses, which in management's opinion is adequate to absorb all estimated credit-related losses in our lending and off-balance sheet credit-related arrangements at the balance sheet date.
The allowance for credit losses could be affected by a variety of internal and external factors. Internal factors include portfolio performance such as delinquency levels, assigned risk ratings, the mix and level of loan balances, differing economic risks associated with each loan category and the financial condition of specific borrowers. External factors include fluctuations in the general economy, unemployment rates, bankruptcy filings, developments within a particular industry, changes in collateral values and factors particular to a specific commercial credit such as competition, business and management performance. The allowance for credit losses may be adjusted to reflect our current assessment of various qualitative risks, factors and events that may not be measured in our statistical procedures. There is no certainty that the allowance for credit losses will be appropriate over time to cover losses because of unanticipated adverse changes in any of these internal, external or qualitative factors.
For non-accrual loans and loans modified in a TDR, we conduct specific analysis on a loan level basis to determine the probable amount of credit loss. If appropriate, a specific allowance is established for the loan through a charge to the provision for credit losses. For all classes of impaired loans, if the expected realizable value of the impaired loan is less than the recorded investment in the loan, impairment is recognized through an allowance estimate. If we determine that part of the allowance is uncollectible, in such cases, the provision for credit losses is not affected when a specific reserve for at least that amount already exists. Techniques utilized include comparing the loan's carrying amount to the estimated present value of its future cash flows or the fair value of its underlying collateral, or the loan's observable market price.
Even minor changes in the level of estimated losses can significantly affect management's determination of the appropriate allowance because those changes must be applied across a large portfolio. To illustrate, an increase in estimated losses equal to one percent of our residential mortgage loan portfolio would result in a $23.3 million increase in the allowance, and a corresponding decrease to net income, or a $0.48 decrease in basic earnings per common share. The same increase in estimated losses for the commercial loan and commercial mortgage portfolio would result in a $9.7 million increase in the allowance and a corresponding decrease to net income, or a $0.20 decrease in basic earnings per common share. Such adjustments to the allowance for credit losses can materially affect financial results.
Determination of the allowance for credit losses is inherently subjective. It requires significant estimates including the amounts and timing of expected future cash flows on impaired loans, appraisal values of underlying collateral for collateralized loans, and the amount of estimated losses on pools of homogeneous loans which is based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change.

Recognition of Other-Than-Temporary Impairments on Investments
For debt securities, we consider a decline in fair value to be other-than-temporary when it does not expect to recover the entire amortized cost basis of the security. Investments in debt securities in unrealized loss positions are analyzed as part of our ongoing assessment of OTTI. When we intend to sell such securities or it is more likely than not that we will be required to sell the securities before recovering the amortized cost, we recognize an impairment loss equal to the full difference between the amortized cost basis and the fair value of those securities. When we do not intend to sell or it is not more likely than not that we will be required to sell such securities before recovering the amortized cost, we determine whether any credit losses exist to identify any OTTI.
In situations where there is a credit loss, only the amount of impairment relating to credit losses on AFS and HTM investments is recognized in net income. The degree of judgment involved in determining the recoverable value of an investment security is dependent upon the availability of observable market prices or observable market parameters. When observable market prices and parameters do not exist, judgment is necessary to estimate recoverable value which gives rise to added uncertainty in the assessment. The assessment takes into consideration factors such as interest rate changes, movements in credit spreads. We believe that the amount that has been recognized in net income has been a historically accurate estimate of the amount of impairment relating to credit losses on these investments.
Our valuations may include inputs and assumptions that are less observable or require greater estimation, thereby resulting in values which may be greater or lower than the actual value at which the investments may be ultimately sold or the ultimate cash flows that may be recovered. If the assumptions on which we base our valuations change, we may experience additional OTTI or realized losses or gains, and the period-to-period changes in value could vary significantly.
Fair Values
We define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We determine the fair values of assets and liabilities based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The relevant accounting standard describes three levels of inputs that may be used to measure fair value. Investments classified as trading and AFS, and derivative assets and liabilities are recognized in the consolidated balance sheet at fair value.
Fair value inputs are considered Level 1 when based on unadjusted quoted prices in active markets for identical assets.
We determine fair value based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs, and may include valuation techniques such as present value cash flow models or other conventional valuation methods. In addition, when estimating the fair value of assets, we may use the quoted price of similar assets, if available.
We use unobservable inputs when observable inputs are not available. These inputs are based upon our judgments and assumptions, which represent our assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality and liquidity and are developed based on the best information available. The use of different assumptions could produce significantly different results, which could have material positive or negative effects on the Bank's results of operations.
Significant assets measured at fair value on a recurring basis include our US government and federal agencies investments, corporate debt securities, and commercial mortgage-backed securities. The fair values of these instruments are generally sourced from an external pricing service and are classified as Level 2 within the fair value hierarchy. The service's pricing models use predominantly observable valuation inputs to measure the fair value of these securities under both the market and income approaches.
Fair value is also used on a nonrecurring basis to evaluate certain assets for impairment or for disclosure purposes. Examples of nonrecurring uses of fair value include other real estate owned, loan impairments for certain loans and goodwill.
We review and update the fair value hierarchy classifications on a quarterly basis. We also verify the accuracy of the pricing provided by our primary external pricing service on a quarterly basis.
There were no transfers between Level 1 and Level 2 during the years ended December 31, 2016 and 2015.
Refer to Note 17 "Fair value measurement" of the audited consolidated financial statements for further detail on the judgments made in classifying instruments in the fair value hierarchy.
Goodwill
We account for acquisitions using the acquisition method of accounting, under which the acquired company's net assets are recorded at fair value at the date of the acquisition and the difference between the fair value of consideration and fair value of the net assets acquired is recorded as goodwill, if positive, and as bargain purchase gain, if negative.
Goodwill is tested annually in the third quarter for impairment at the reporting unit level, or more frequently if events or circumstances indicate there may be impairment. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is deemed to be not impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.
The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangible assets as if the reporting unit were being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.
We rely on several assumptions when estimating the fair value of our reporting units using the discounted cash flow method. These assumptions include the estimated future cash flows from operations, current discount rate, as well as projected loan losses, an estimate of terminal value and other inputs. Our estimated future cash flows are largely based on our historical actual cash flows and industry and economic trends, among other considerations. Although management has used the estimates and assumptions it believes to be most appropriate in the circumstances, it should be noted that even relatively minor changes in certain valuation assumptions used in management's calculation would result in significant differences in the results of the impairment test.
The valuation of goodwill is dependent on forward-looking expectations related to nationwide and local economic conditions and our associated financial performance. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects. We had $19.6 million as of December 31, 2016 and $23.5 million as of December 31, 2015 of goodwill, and the results of the impairment analysis for both annual periods resulted in no impairment being required.
Employee Future Benefits
We maintain trusteed pension plans for substantially all employees as either non-contributory defined benefit plans or defined contribution plans. Benefits under the defined benefit plans are primarily based on the employee's years of credited service and average annual salary during the final years of employment as defined in the plans. We also provide post-retirement medical benefits for certain qualifying active and retired Bermuda-based employees.
The calculations of the amounts recorded require the use of various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, and turnover rates. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. We believe that the assumptions used in recording our defined benefit plan obligations are reasonable based on our experience and advice from our actuaries.
The post-retirement medical benefits obligation is determined using our assumptions regarding health care cost trend rates. The health care trend rates are developed based on historical cost data, the near-term outlook on health care trends and the likely long-term trends.
In accordance with US GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation of future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the defined benefit obligations and future expense.
See Note 11 "Employee benefit plans" to our audited consolidated financial statements as of December 31, 2016 for more information on our pension plans and post-retirement medical benefit plan, along with the key actuarial assumptions.

SELECTED STATISTICAL DATA
Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential
Average Balance Sheet and Interest Rates
The following table presents average consolidated balance sheets and net interest income for the years indicated:

	For the year ended December 31,
	2016			2015			2014
(in millions of $)	Average balance	Interest income/ expense	Average yield/ rate	Average balance	Interest income/ expense	Average yield/ rate	Average balance	Interest income/ expense	Average yield/ rate
Bermuda
Assets
Cash due from banks — Interest bearing	933.3	4.3	0.46%	759.9	1.6	0.21%	601.7	1.4	0.23%
Securities purchased under agreement to resell	26.7	0.4	1.56%	—	—	—	—	—	—
Short-term investments	405.9	1.4	0.34%	14.6	—	0.24%	11.5	—	0.09%
Held-for-trading	0.7	—	—	0.4	—	—	0.1	—	—
Available-for-sale	1,808.0	32.5	1.80%	1,447.5	33.5	2.32%	1,379.1	33.4	2.42%
Held-to-maturity	430.0	12.2	2.85%	210.6	6.4	3.07%	160.2	5.1	3.18%
Investment in securities(1)	2,238.7	44.7	1.99%	1,658.5	40.0	2.41%	1,539.5	38.5	2.50%
Commercial	815.1	40.9	5.00%	700.8	33.5	4.78%	694.6	32.4	4.67%
Consumer	1,343.9	79.1	5.88%	1,323.3	79.0	5.97%	1,368.1	82.9	6.06%
Total loans, net of allowance for credit losses(2)	2,159.0	120.0	5.55%	2,024.1	112.5	5.56%	2,062.7	115.3	5.59%
Interest-earning assets	5,763.6	170.9	2.96%	4,457.2	154.1	3.46%	4,215.4	155.2	3.68%
Other assets	199.8			187.5			227.5
Total assets	5,963.4	170.9	2.86%	4,644.7	154.1	3.32%	4,442.9	155.2	3.49%
Liabilities
Customer deposits	3,784.9	(5.6)	(0.15)%	2,820.8	(6.7)	(0.24)%	2,875.3	(7.9)	(0.27)%
Bank deposits	22.8	(0.2)	(1.01)%	1.8	—	(1.52)%	2.4	(0.1)	(0.38)%
interest bearing deposits	3,807.6	(5.8)	(0.15)%	2,822.6	(6.7)	(0.24)%	2,877.7	(7.9)	(0.28)%
Securities sold under agreement to repurchase	16.0	(0.1)	(0.72)%	2.1	—	(0.39)%	22.0	(0.1)	(0.38)%
Long-term debt	117.0	(4.5)	(3.84)%	117.0	(4.9)	(4.15)%	117.2	(5.6)	(4.80)%
interest bearing liabilities	3,940.7	(10.4)	(0.26)%	2,941.7	(11.5)	(0.39)%	3,019.9	(13.7)	(0.45)%
Non-interest bearing current accounts	1,486.1			1,192.5			883.1
Other liabilities	175.7			154.1			129.3
Total liabilities	5,602.5	(10.4)	(0.19)%	4,288.2	(11.5)	(0.27)%	4,029.3	(13.7)	(0.34)%
Shareholders' equity	360.9			356.5			413.6
Total liabilities and shareholders' equity	5,963.4			4,644.7			4,442.9
Non-interest bearing funds net of non-interest-earning assets (free balance)	1,822.9			1,515.5			1,198.5
Net interest margin		160.5	2.78%		142.5	3.20%		141.6	3.36%
Net interest spread			2.68%			3.05%			3.15%
Ratio of average interest earning asset/ interest bearing liabilities	146.3%			151.5%			139.7%
Non-Bermuda
Assets
Cash due from banks — Interest bearing	1,146.6	3.0	0.26%	1,311.6	3.2	0.24%	1,040.6	3.5	0.34%
Short-term investments	142.8	0.7	0.47%	321.8	1.7	0.54%	99.1	0.5	0.47%
Held for trading	132.7	1.7	1.30%	347.0	5.9	1.70%	598.7	9.1	1.52%
Available-for-sale	1,326.8	20.7	1.55%	1,025.3	17.5	1.71%	570.1	14.6	2.57%
Held-to-maturity	242.4	10.0	4.11%	186.3	6.2	3.32%	169.5	5.5	3.27%
Investment in securities(1)	1,701.9	32.4	1.90%	1,558.5	29.6	1.90%	1,338.2	29.2	2.19%
Commercial	615.5	30.7	4.98%	657.7	28.7	4.37%	886.4	33.4	3.77%
Consumer	1,146.6	37.2	3.24%	1,344.9	45.3	3.37%	1,125.8	43.3	3.84%
Total loans, net of allowance for credit losses(2)	1,762.1	68.0	3.86%	2,002.5	74.0	3.70%	2,012.2	76.7	3.81%
Interest-earning assets	4,753.4	104.0	2.18%	5,194.4	108.5	2.09%	4,490.2	109.9	2.45%
Other assets	143.6			184.0			183.3
Total assets	4,897.0	104.0	2.12%	5,378.5	108.5	2.02%	4,673.5	109.9	2.35%
Liabilities
Customer deposits	3,890.7	(6.0)	(0.15)%	4,318.2	(11.7)	(0.27)%	3,828.1	(12.8)	(0.33)%
Bank deposits	35.5	—	(0.08)%	15.9	(0.1)	(0.54)%	35.8	(0.2)	(0.46)%
interest bearing deposits	3,926.2	(6.0)	(0.15)%	4,334.1	(11.7)	(0.27)%	3,863.9	(12.9)	(0.33)%
interest bearing liabilities	3,926.2	(6.0)	(0.15)%	4,334.1	(11.7)	(0.27)%	3,864.0	(12.9)	(0.33)%
Non-interest bearing current accounts	504.4			528.2			327.8
Other liabilities	—			42.8			58.0
Total liabilities	4,430.6	(6.0)	(0.15)%	4,905.1	(11.7)	(0.24)%	4,249.8	(12.9)	(0.30)%
Shareholders' equity	466.4			473.4			423.7
Total liabilities and shareholders' equity	4,897.0			5,378.5			4,673.5
Non-interest bearing funds net of non-interest-earning assets (free balance)	827.3			860.3			626.2
Net interest margin		98.0	2.06%		96.8	1.86%		97.0	2.16%
Net interest spread			1.99%			1.78%			2.05%
Ratio of average interest earning asset/ interest bearing liabilities	121.1%			119.9%			116.2%
______________________________

(1)	Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)
Interest income and rates on loans include loan fees. Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense
The following table presents the amount of changes in interest income and interest expense from December 31, 2015 to December 31, 2016 and from December 31, 2014 to December 31, 2015, due to changes in both average volume and average rate. Changes not solely due to volume or rate have been allocated to volume.

	2016 compared to 2015			2015 compared to 2014
(in millions of $)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)
	Volume	Rate		Volume	Rate
Interest income related to:
Bermuda
Cash due from banks — Interest bearing	0.81	1.94	2.75	0.33	(0.15)	0.18
Securities purchased under agreement to resell	0.42	—	0.42	—	—	—
Short-term investments	1.32	0.01	1.33	0.01	0.02	0.03
Held-for-trading	—	—	—	—	—	—
Available-for-sale	6.55	(7.59)	(1.04)	1.58	(1.45)	0.13
Held-to-maturity	6.14	(0.34)	5.80	1.52	(0.17)	1.35
Total investment in securities(1)	12.69	(7.93)	4.76	3.10	(1.62)	1.48
Commercial	5.83	1.52	7.35	0.30	0.78	1.08
Consumer	1.42	(1.19)	0.23	(2.68)	(1.24)	(3.92)
Total loans, net of allowance for credit losses(2)	7.25	0.33	7.58	(2.38)	(0.46)	(2.84)
Total interest-earning assets	22.49	(5.65)	16.84	1.06	(2.21)	(1.15)
Interest expenses related to:
Customer deposits	(1.43)	2.52	1.09	0.13	1.08	1.20
Bank deposits	(0.21)	0.01	(0.20)	0.01	(0.01)	—
Securities sold under agreement to repurchase	(0.10)	(0.01)	(0.11)	0.08	—	0.07
Long-term debt	—	0.37	0.37	0.01	0.75	0.78
Total interest bearing liabilities	(1.74)	2.89	1.15	0.23	1.82	2.05
Change in net interest income	20.75	(2.76)	17.99	1.29	(0.39)	0.90
Non-Bermuda
Cash due from banks — Interest bearing	(0.42)	0.23	(0.19)	0.66	(0.96)	(0.30)
Short-term investments	(0.83)	(0.23)	(1.06)	1.20	0.06	1.26
Held-for-trading	(2.77)	(1.39)	(4.16)	(4.28)	1.09	(3.18)
Available-for-sale	4.74	(1.60)	3.14	7.78	(4.88)	2.90
Held-to-maturity	2.38	1.48	3.86	0.54	0.09	0.63
Total investment in securities(1)	4.35	(1.51)	2.84	4.05	(3.70)	0.34
Commercial	(2.01)	4.01	2.00	(9.99)	5.32	(4.67)
Consumer	(6.33)	(1.74)	(8.07)	7.37	(5.37)	2.01
Total loans, net of allowance for credit losses(2)	(8.34)	2.27	(6.07)	(2.62)	(0.05)	(2.66)
Interest rate swaps	—	—	—	—	—	—
Total interest earning assets	(5.24)	0.76	(4.48)	3.29	(4.65)	(1.36)
Interest expenses related to:
Customer deposits	0.64	5.03	5.67	(1.33)	2.43	1.10
Bank deposits	(0.02)	0.07	0.05	0.11	(0.03)	0.08
Total interest bearing liabilities	0.62	5.10	5.72	(1.22)	2.40	1.18
Change in net interest income	(4.62)	5.86	1.24	2.07	(2.25)	(0.18)
______________________________

(1)	Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)
Interest income and rates on loans include loan fees. Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.

Investment Portfolio
The following table sets forth the composition of our debt and equity securities as of the dates indicated measured at amortized cost of fair value. See Note 5 "Investment in securities" to our audited consolidated financial statements as of and for the year ended December 31, 2016 and 2015, included elsewhere in this report for further discussion.

	As of December 31,
(in millions of $)	2016	2015
Trading
US government and federal agencies	—	279.3
Non-US governments debt securities	—	7.5
Asset-backed securities — Student loans	—	28.3
Mutual funds	6.3	6.2
Total trading	6.3	321.3
Available-for-sale
US government and federal agencies	2,430.4	1,404.5
Non-US governments debt securities	27.0	29.6
Corporate debt securities	514.5	506.1
Asset-backed securities — Student loans	12.5	12.2
Commercial mortgage-backed securities	150.5	148.7
Residential mortgage-backed securities	197.8	100.2
Total available-for-sale	3,332.7	2,201.3
Held-to-maturity
US government and federal agencies	1,061.1	701.3
Total held-to-maturity	1,061.1	701.3
Total investment in securities	4,400.2	3,223.9

The following table presents an analysis of remaining contractual maturities and weighted average yields for interest bearing securities as of December 31, 2016. Yields on tax-exempt obligations have been computed on a tax-equivalent basis.

	Remaining term to maturity
(in millions of $)	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity
Trading
Mutual funds	—	—	—	—	6.3
Total trading	—	—	—	—	6.3
Available-for-sale
US government and federal agencies	6.4	87.3	653.6	1,683.2	—
Non-US governments debt securities	1.4	4.0	21.7	—	—
Corporate debt securities	110.2	404.3	—	—	—
Asset-backed securities — Student loans	—	—	—	12.5	—
Commercial mortgage-backed securities	—	38.4	112.1	—	—
Residential mortgage-backed securities	—	—	—	197.8	—
Total available-for-sale	117.9	533.9	787.4	1,893.5	—
Held-to-maturity
US government and federal agencies	—	10.7	31.2	1,019.3	—
Total held-to-maturity	—	10.7	31.2	1,019.3	—
Total investment in securities	117.9	544.6	818.6	2,912.7	6.3
Weighted average yield(1)	3.51%	2.36%	2.11%	2.10%	—
___________

(1)	Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.
As of December 31, 2016, no investment other than securities of the US Government and US Government agencies exceeded 10% of shareholders' equity.

Loan Portfolio
Composition of the Loan Portfolio
The following table shows the composition of the Group's loan portfolio by type of loan and geographic location as of the dates indicated. See Note 6 "Loans" to our audited consolidated financial statements included elsewhere in this report for further discussion of our loan portfolio inclusive of the Bank's policies for placing loans on a non-accrual status.

	As of December 31,
	2016		2015		2014		2013		2012
		Non-		Non-		Non-		Non-		Non-
(in millions of $)	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda
Government	94.5	17.9	202.8	22.4	66.7	46.8	65.7	15.0	64.5	4.1
Commercial and industrial	130.2	201.7	121.5	221.2	137.1	251.4	129.9	270.8	121.9	190.0
Commercial overdrafts	22.6	2.8	35.0	5.7	48.1	11.2	57.8	8.1	59.0	22.9
Total commercial loans	247.3	222.3	359.2	249.4	251.9	309.4	253.4	293.9	245.5	217.0
Specific allowance for credit losses on commercial loans	(0.6)	—	(0.6)	—	(0.4)	(0.1)	(0.2)	(0.2)	(0.2)	(1.3)
Total commercial loans after specific allowance for credit loss	246.7	222.3	358.6	249.4	251.5	309.3	253.2	293.7	245.3	215.7
Commercial mortgage	364.0	217.6	415.7	249.6	415.3	281.7	417.1	332.5	495.5	281.5
Construction	24.5	4.4	5.4	8.2	—	20.6	—	13.5	0.1	2.1
Total commercial real estate loans	388.5	222.0	421.1	257.8	415.3	302.3	417.1	346.0	495.6	283.6
Specific allowance for credit losses on commercial real estate loans	(0.8)	—	(0.7)	(2.2)	(0.8)	(1.1)	(5.1)	—	(8.8)	(4.7)
Total commercial real estate loans after specific allowance for credit losses	387.7	222.0	420.4	255.6	414.5	301.2	412.0	346.0	486.8	278.9
Automobile financing	13.1	6.9	12.3	7.6	12.6	7.7	15.6	6.7	19.7	6.1
Credit card	57.7	20.8	59.1	19.8	58.5	20.7	60.8	16.1	58.5	15.4
Overdrafts	2.4	3.2	4.8	8.2	12.9	8.2	10.1	6.3	8.5	3.9
Other consumer	30.8	63.2	32.0	84.1	43.7	113.9	47.4	118.0	66.0	94.8
Total consumer loans	104.0	94.1	108.2	119.7	127.8	150.5	133.9	147.1	152.7	120.2
Specific allowance for credit losses on consumer loans	(0.3)	—	(0.3)	—	(0.4)	—	(0.2)	—	(0.2)	—
Total consumer loans after specific allowance for credit losses	103.7	94.1	107.9	119.6	127.4	150.5	133.7	147.1	152.5	120.2
Residential mortgage loans	1,205.5	1,131.1	1,243.2	1,290.8	1,270.9	1,238.6	1,309.6	1,239.9	1,351.7	1,145.7
Specific allowance for credit losses on residential mortgage loans	(9.6)	(0.6)	(13.4)	(1.9)	(14.8)	(1.4)	(13.2)	(3.1)	(7.7)	(3.9)
Total residential mortgage loans after specific allowance for credit losses	1,195.9	1,130.5	1,229.8	1,288.9	1,256.1	1,237.2	1,296.4	1,236.9	1,343.9	1,141.8
Total gross loans	1,945.2	1,669.5	2,131.8	1,917.7	2,065.8	2,000.8	2,114.1	2,026.9	2,245.4	1,766.5
Specific allowance for credit losses	(11.2)	(0.6)	(15.0)	(4.1)	(16.2)	(2.6)	(18.7)	(3.3)	(16.8)	(9.9)
General allowance for credit losses	(25.0)	(7.6)	(20.2)	(10.0)	(19.0)	(9.7)	(20.4)	(10.3)	(20.8)	(8.4)
Net loans	1,909.1	1,661.4	2,096.6	1,903.5	2,030.6	1,988.6	2,074.9	2,013.3	2,207.7	1,748.2

Maturity Profile of the Loan Portfolio
The following table presents certain items in our loan portfolio by contractual maturity as of December 31, 2016.

	As at December 31, 2016 Remaining term to average contractual maturity
(in millions of $) (audited)	Within 1 year	1 to 5 years	Over 5 years	Total
Bermuda
Commercial loans	74.4	138.3	34.6	247.3
Commercial real estate	15.5	216.9	156.1	388.5
Consumer loans	65.4	27.1	11.5	104.0
Residential mortgages	38.0	46.0	1,121.5	1,205.5
Total Bermuda	193.2	428.3	1,323.6	1,945.1
Non-Bermuda
Commercial loans	46.7	153.2	22.5	222.3
Commercial real estate	34.1	59.2	128.8	222.0
Consumer loans	44.3	34.4	15.4	94.1
Residential mortgages	114.7	462.0	554.3	1,131.0
Total Non-Bermuda	239.7	708.8	720.9	1,669.5
Total	433.0	1,137.2	2,044.6	3,614.7

The following table presents our loan portfolio by maturity and type of interest as of December 31, 2016.

	As at December 31, 2016 Remaining term to average contractual maturity
(in millions of $) (audited)	Within 1 year	1 to 5 years	Over 5 years	Total
Loans with fixed interest rates	37.0	57.2	53.0	147.2
Loans with floating or adjustable interest rates	396.0	1,080.0	1,991.5	3,467.5
Total	433.0	1,137.2	2,044.6	3,614.7

Loan and Lease Concentrations
As of December 31, 2016, we did not identify any concentration of loans and leases that exceeded 10% of total loans and leases. See Note 7 "Credit risk concentrations" to our audited consolidated financial statements as of and for the year ended December 31, 2016 included elsewhere in this report for further discussion of how we manage concentration exposures.
Risk Elements
For details on our policy for placing loans on non-accrual status, see Note 2 "Significant accounting policies" to our audited consolidated financial statements as of and for the year ended December 31, 2016 included elsewhere in this report.

The following table shows a five-year history of non-accrual loans, loans past due 90 days or more and other potential problem loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates" for our policies for determining non-performing and potential problem loans.

	As of December 31,
	2016		2015		2014		2013		2012
		Non‑		Non‑		Non‑		Non‑		Non‑
(in millions of $)	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda
Non-accrual loans
Commercial loans
Commercial and industrial	0.6	—	0.6	—	0.6	0.1	0.3	0.2	1.5	2.1
Commercial overdrafts	—	—	—	—	0.1	0.1	0.3	0.2	0.3	—
Total commercial loans	0.6	—	0.6	—	0.7	0.2	0.6	0.4	1.8	2.1
Commercial real estate loans	5.5	0.5	5.4	4.9	8.3	4.0	38.9	2.3	46.0	9.1
Consumer loans
Automobile financing	0.3	—	0.1	—	0.1	—	0.4	0.1	0.5	—
Credit card	—	—	—	—	—	—	0.1	—	—	—
Overdrafts	—	—	—	—	—	—	0.2	—	0.2	—
Other consumer	0.6	0.1	0.9	0.4	1.6	0.2	1.7	0.2	1.7	0.3
Total consumer loans	0.9	0.1	1.0	0.4	1.7	0.2	2.4	0.3	2.4	0.4
Residential mortgages	34.0	6.9	40.4	12.6	45.0	11.7	47.1	12.0	37.3	14.3
Total non‑accrual loans	40.9	7.5	47.4	17.9	55.7	16.1	89.0	15.0	87.5	25.9
Accruing loans past due 90 days and more
Commercial loans
Commercial and industrial	—	—	—	—	—	1.1	—	—	—	—
Commercial overdrafts	—	—	—	—	—	—	0.1	—	—	—
Total commercial loans	—	—	—	—	—	1.1	0.1	—	—	—
Commercial real estate loans	—	—	—	0.7	—	0.8	1.7	—	—	0.4
Consumer loans
Automobile financing	—	—	—	—	—	—	0.1	—	—	0.1
Credit card	0.4	—	0.1	—	0.2	—	0.4	—	0.6	—
Overdrafts	—	—	—	0.5	—	—	—	—	—	—
Other consumer	—	0.3	0.1	—	—	0.3	—	0.3	—	0.1
Total consumer loans	0.4	0.3	0.2	0.5	0.2	0.3	0.5	0.3	0.6	0.2
Residential mortgages	6.2	2.3	4.5	8.2	8.5	14.9	7.2	2.7	8.6	18.6
Total accruing loans past 90 days and more	6.6	2.6	4.7	9.4	8.7	17.1	9.5	3.0	9.2	19.2
Loans modified in a troubled debt restructuring (TDR)(1)
Commercial loans	—	1.0	—	1.1	—	—	1.7	0.1	2.1	—
Commercial real estate loans	2.8	0.5	14.2	0.4	17.9	8.0	20.9	8.1	14.7	8.2
Consumer loans	—	—	—	0.1	—	0.1	—	0.1	—	—
Residential mortgages	43.5	3.0	34.0	1.6	22.2	1.2	9.8	1.7	8.0	2.9
Total loans modified in a TDR	46.2	4.5	48.2	3.2	40.1	9.3	32.4	10.0	24.8	11.1
________________

(1)	Total recorded investment.

Impact of Impaired Loans on Interest Income
The following table presents the gross interest income for both nonaccrual and TDRs that would have been recognized if such loans had been current in accordance with their original contractual terms, and had been outstanding throughout the period or since origination if held for only part of the period. The table also presents the interest income related to these loans that was actually recognized for the year.

(in millions of $)	Year-ended December 31, 2016 Total
Gross amount of interest income that would have been recorded in accordance with original contractual terms, and had been outstanding throughout the year or since origination, if held for only part of the year(1)	2.7
Interest income actually recognized	2.5
Total interest income forgone	0.2
________________

(1)	Based on the contractual rate that was being charged at the time the loan was restructured or placed on non-accrual status.
Potential Problem Loans
This disclosure presents outstanding amounts as well as specific reserves for certain loans and leases where information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present repayment terms. At December 31, 2016, we did not identify any potential problem loans or leases within the portfolio that were not already included in "Risk Elements" above.
Cross Border Outstandings
The following table presents the aggregate amount of cross-border outstandings from borrowers or counterparties for each foreign country that exceeds 0.75% of consolidated assets for any of the periods reported below. Cross-border outstandings include loans, receivables, interest bearing deposits with other banks, other interest bearing investments and monetary assets that are denominated in either dollars or other non-local currency.
The table separately presents the amounts of cross-border outstandings by type of borrower including governments, banks and financial institutions and other, along with an analysis of local country assets net of local country liabilities.

Country of counterparty	United Kingdom	United States	Canada	Guernsey
(in millions of $)	For the year ended December 31, 2016
Governments and official institutions	580.1	398.1	271.5	—
Banks and other financial institutions	563.4	846.4	246.9	—
Commercial and industrial	49.5	148.8	—	—
Residential	312.0	3,859.7	—	—
Total cross border outstandings	1,505.0	5,253.0	518.4	—
Net local country claims	102.0	—	—	—
Cross‑border commitments	—	—	—	—
Total exposure	1,607.0	5,253.0	518.4	—

Country of counterparty	United Kingdom	United States	Canada	Guernsey
(in millions of $)	For the year ended December 31, 2015
Governments and official institutions	169.1	843.9	—	—
Banks and other financial institutions	623.8	810.2	368.8	—
Commercial and industrial	3.9	45.8	—	—
Residential	101.2	2,674.8	—	—
Total cross‑border outstandings	898.0	4,374.7	368.8	—
Net local country claims	183.0	—	—	433.4
Cross‑border commitments	—	—	—	—
Total exposure	1,081.0	4,374.7	368.8	433.4

Country of counterparty	United Kingdom	United States	Canada(1)	Guernsey
(in millions of $)	For the year ended December 31, 2014
Governments and official institutions	46.7	174.9	—	—
Banks and other financial institutions	905.9	1,075.4	—	—
Commercial and industrial	4.1	39.0	—	—
Residential	94.6	2,491.5	—	—
Total cross‑border outstandings	1,051.4	3,780.8	—	—
Net local country claims	216.5	—	—	528.4
Cross‑border commitments	—	—	—	—
Total exposure	1,267.9	3,780.8	—	528.4
____________________________
There were no countries listed above which were experiencing liquidity problems as of any of the period-end dates listed.

(1)    For the year ended December 31, 2014, there were no cross border outstanding exposures to Canada in excess of 1% of total assets.
Loan Concentration
As of December 31, 2016, there were no individual loans for which their net carrying value was greater than 10% of the total loans outstanding.
Summary of Loan Loss Experience
The following table presents our loan loss experience for the years indicated.

	For the year ended December 31,
(in millions of $)	2016	2015	2014	2013	2012
Balance at the beginning of the year	49.3	47.5	52.8	56.0	55.5
Bermuda
Charge-offs
Commercial loans	(0.1)	(0.2)	—	—	(1.3)
Commercial real estate	(2.8)	(0.2)	(6.6)	(10.3)	(2.3)
Consumer loans	(1.7)	(3.3)	(2.0)	(2.2)	(4.5)
Residential mortgages	(2.9)	(1.6)	(3.7)	(1.7)	(0.8)
Recoveries
Commercial loans	0.1	—	—	—	—
Commercial real estate	—	0.2	—	—	—
Consumer loans	1.1	0.3	1.9	3.0	2.9
Residential mortgages	—	1.1	—	—	—
Non-Bermuda
Charge-offs
Commercial loans	—	(0.3)	(0.8)	(1.7)	(0.1)
Commercial real estate	(1.7)	(0.1)	—	(5.3)	(4.4)
Consumer loans	(0.2)	(0.4)	0.1	(0.5)	(0.2)
Residential mortgages	(1.0)	(0.4)	(2.5)	(2.0)	(4.1)
Recoveries
Commercial loans	—	0.2	0.1	2.7	0.5
Commercial real estate	—	0.6	—	—	—
Consumer loans	0.2	0.1	—	0.1	0.1
Residential mortgages	0.1	0.3	0.3	—	0.3
Charge-offs, net of recoveries	(9.0)	(3.7)	(13.2)	(17.9)	(13.9)
Additional charge to operations	3.9	5.5	7.9	14.7	14.4
Balance at the end of the year	44.2	49.3	47.5	52.8	56.0
Average loans	3,921.1	4,026.7	4,075.0	4,022.9	4,022.6
Ratio of net charge-offs during the period to average loans outstanding during the year	(0.23)%	(0.09)%	(0.32)%	(0.44)%	(0.35)%

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this report for further details on additional charges to operations.
The following table presents allocation of allowances for credit losses for the periods indicated.

	For the year ended December 31,
	2016		2015		2014		2013		2012
(in millions of $)	$	%(1)	$	%(1)	$	%(1)	$	%(1)	$	%(1)
Balance at the end of the year
Bermuda
Commercial loans	1.7	0.7	4.3	1.2	3.1	1.2	3.3	1.3	2.8	1.1
Commercial real estate	13.2	3.4	3.7	0.9	4.2	1.0	9.2	2.2	12.7	2.6
Consumer loans	0.7	0.7	1.3	1.2	1.4	1.1	1.8	1.4	3.8	2.5
Residential mortgages	20.5	1.7	25.9	2.1	26.5	2.1	24.9	1.9	18.3	1.4
Non-Bermuda
Commercial loans	1.7	0.8	4.4	1.8	4.7	1.5	5.0	1.7	3.8	1.8
Commercial real estate	3.0	1.3	2.8	1.1	1.7	0.6	0.7	0.2	5.7	2.0
Consumer loans	0.3	0.3	1.5	1.2	1.4	0.9	1.6	1.1	1.0	0.8
Residential mortgages	3.2	0.3	5.4	0.4	4.5	0.4	6.3	0.5	7.9	0.7
Total	44.2	1.2	49.3	1.6	47.5	1.6	52.8	1.7	56.0	1.7
______________________________

(1)	Percent of loans in each category to total loans.
Deposits
The following table presents our interest bearing deposits for the years indicated.

	For the year ended December 31,
	2016		2015		2014
(in millions of $, unless otherwise indicated)	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Interest bearing deposits
Bermuda
Demand	2,881.0	0.05%	2,130.6	0.12%	1,905.6	0.14%
Term	903.9	0.45%	690.2	0.61%	969.7	0.54%
Total Bermuda(1)	3,784.9		2,820.8		2,875.3
Non‑Bermuda
Demand	3,205.6	0.08%	3,479.7	0.15%	3,052.6	0.19%
Term	685.1	0.50%	838.5	0.75%	775.6	0.88%
Total Non‑Bermuda	3,890.7		4,318.2		3,828.2
Total interest bearing deposits	7,675.6		7,139.0		6,703.4
Non‑interest bearing demand deposits
Bermuda(1)	1,486.1		1,192.5		883.1
Non‑Bermuda	556.5		528.2		327.9
Total non‑interest bearing deposits	2,042.6		1,720.7		1,211.0
___________________________

(1)	The aggregate amount of deposits by foreign depositors in Bermuda was approximately $1,028.2 million, $688.9 million, and $668.2 million as of December 31, 2016, 2015 and 2014 respectively.

Term Deposits of $100,000 or More
The following table presents the amount of term deposits of $100,000 or more by time remaining until maturity as of December 31, 2016:

	Remaining term to maturity
(in millions of $)	3 months or less	3 to 6 months	6 to 12 months	Over 12 months	Total
Bermuda
Customer	1,013.2	37.5	61.0	44.5	1,156.2
Bank	—	—	—	—	—
Total Bermuda	1,013.2	37.5	61.0	44.5	1,156.2
Non‑Bermuda
Customer	440.7	119.5	17.6	9.5	587.3
Bank	3.7	0.1	—	—	3.8
Total Non‑Bermuda	444.4	119.6	17.6	9.5	591.1
Total Term Deposits of $100,000 or More	1,457.6	157.1	78.6	54.0	1,747.3

Return on Equity and Assets
The following table presents our return on equity and assets for the years indicated.

	For the year ended December 31,
	2016	2015	2014
Return on assets(1)	1.1%	0.8%	1.2%
Return on equity(2)	8.9%	10.1%	13.7%
Dividend payout ratio(3)	33.9%	40.8%	30.4%
Equity to assets ratio(4)	7.6%	8.3%	9.2%
______________________________

(1)	Net income divided by average total assets.

(2)	Net income divided by average equity.

(3)	Dividends declared per share divided by net income per share. Figures reflect a ten-to-one reverse share split of common shares that the Bank effected on September 6, 2016.

(4)	Average equity divided by average total assets.

Short-Term Borrowings
There were no short-term borrowings in excess of 30% of shareholders' equity as of December 31, 2016 and 2015.

RISK MANAGEMENT
Risk Oversight and Management
General
The principal types of risk inherent in our business are market, liquidity, credit and operational risks.
Organizational structure
The Board has overall responsibility for determining the strategy for risk management, setting the Bank's risk appetite and ensuring that risk is monitored and controlled effectively. It accomplishes its mandate through the activities of two dedicated committees:
The Risk Policy and Compliance Committee ("RPC"):    This committee of the Board assists the Board in fulfilling its responsibilities by overseeing the Group's risk profile and its performance against approved risk appetites and tolerance thresholds. Specifically, the committee considers the sufficiency of the Group's policies, procedures and limits related to the identification, measurement, monitoring and control of activities that give rise to credit, market, liquidity, interest rate, operational and reputational risks, as well as overseeing its compliance with laws, regulations and codes of conduct.
The Audit Committee:    This committee reviews the overall adequacy and effectiveness of the Group's system of internal controls and the control environment, including in respect of the risk management process. It reviews recommendations arising from internal and independent audit review activities and management's response to any findings raised.
Both the RPC and Audit Committees are supported in the execution of their respective mandates by the dedicated Audit, Compliance and Risk Policy Committees for our UK, Guernsey and Caribbean operations, which oversee the sufficiency of local risk management policies and procedures and the effectiveness of the system of internal controls that are in place. These committees are chaired by non-executive directors drawn from the board of directors for each segment.
The Group executive management team is led by the Chief Executive Officer ("CEO") and includes the members of executive management reporting directly to the CEO. The executive management team is responsible for setting business strategy and for monitoring, evaluating and managing risks across the Group. It is supported by the following management committees:
The Group Risk Committee ("GRC"):    This committee comprises executive and senior management team members and is chaired by the Chief Risk Officer. It provides a forum for the strategic assessment of risks assumed across the Group as a whole based on an integrated view of credit, market, liquidity, legal and regulatory compliance, operational, interest rate, investment, capital and reputational risks, ensuring that these exposures are consistent with the risk appetites and tolerance thresholds promulgated by the Board. It is responsible for reviewing, evaluating and recommending the Group's Risk Appetite Framework, the results of the Capital Assessment and Risk Profile ("CARP") process (including all associated stress testing performed) and the Group's key risk policies to the Board for approval, for reviewing and evaluating current and proposed business strategies in the context of our risk appetites and for identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.
The Group Asset and Liability Committee ("GALCO"):    This committee comprises executive and senior management team members and is chaired by the Chief Financial Officer. The committee is responsible for liquidity, interest rate and exchange rate risk management and other balance sheet issues. It also oversees the execution of the Group's investment and capital management strategies and monitors the associated risks assumed. It is supported in the execution of its mandate by the work undertaken by the dedicated Asset & Liability Committees in each of the Bank's jurisdictional business units.
The Group Credit Committee ("GCC"):    This committee comprises executive and senior management and is chaired by the Chief Risk Officer. The committee is responsible for a broad range of activities relating to the monitoring, evaluation and management of credit risks assumed across the Group at both transaction and portfolio levels. It is supported in the execution of its mandate by the Financial Institutions Committee ("FIC"), a dedicated sub-committee that is responsible for the evaluation and approval of recommended inter-bank and counterparty exposures assumed in the Group's treasury and investment portfolios, and by the activities of the European Credit Committee, which reviews and approves transactions within delegated authorities and recommends specific transactions outside of these limits to the GCC for approval.
The Provisions and Impairments Committee:    This committee comprises executive and senior management team members and is chaired by the Chief Risk Officer. The committee is responsible for approving significant provisions and other impairment charges. It also oversees the overall credit risk profile of the Group in regards to non-accrual loans and assets. It is supported in the execution of its mandate by local credit committees and the GCC, which make recommendations to this committee.
The Policy Development Committee:    This committee comprises senior management team members across the Group and is chaired by the Group Head of Operational Risk. The committee is responsible for overseeing the design, development and maintenance of the Group's framework of operational policies. It develops recommendations regarding policy requirements, engages with nominated members of executive management to ensure that policies are drafted or updated on a timely basis and provides a forum through which they are debated Group-wide prior to their adoption, thereby ensuring a consistency of application and interpretation. It also ensures that all policies and policy exception requests are reviewed and recommended prior to presentation to the GRC and if necessary, the RPC for approval.
Risk Management
We manage our exposure to risk through a three "lines of defense" model.
The first "line of defense" is provided by our jurisdictional business units, which retain ultimate responsibility for the risks they assume and for bearing the cost of risk associated with these exposures.
The second "line of defense" is provided by our Risk Management group, which works in collaboration with our business units to identify, assess, mitigate and monitor the risks associated with our business activities and strategies. It does this by:

•	Making recommendations to the GRC regarding the constitution of the Risk Appetite Framework;

•	Setting risk strategies that are designed to manage risk exposures assumed in the course of pursuing our business strategies and aligning them with agreed appetites;

•	Establishing and communicating policies, procedures and limits to control risks in alignment with these risk strategies;

•	Measuring, monitoring and reporting on risk levels;

•	Opining on specific transactions that fall outside delegated risk limits; and

•	Identifying and assessing emerging risks.

The four functions within the Risk Management group that support our risk management activities are outlined below. To ensure a formal separation of duties, each reports directly to our Chief Risk Officer.
Group Market Risk — This unit provides independent oversight of the measurement, monitoring and control of liquidity and funding risks, interest rate and foreign exchange risks as well as the market risks associated with our investment portfolios. It also monitors compliance with both regulatory requirements and our internal policies and procedures relating to the management of these risks.
Group Credit Risk Management — This unit is responsible for the adjudication and oversight of credit risks associated with our retail and commercial lending activities and the management of risks associated with our investment portfolios and counterparty exposures. It also establishes the parameters and delegated limits within which credit risks may be assumed and promulgates guidelines on how exposures should be managed and monitored.
Group Compliance — This unit provides independent analysis and assurance of our compliance with applicable laws, regulations, codes of conduct and recommended best practices, including those associated with the prevention of money laundering and terrorist financing. It is also responsible for assessing our potential exposure to upstream risks and for providing guidance on the preparations that should be made in advance of these changes coming into effect.
Group Operational Risk — This unit assesses the effectiveness of our procedures and internal controls in managing our exposure to various forms of operational risk, including those associated with new business activities and processes and the deployment of new technologies. It also oversees our incident management processes and reviews the effectiveness of our loss data collection activities.
The third "line of defense" is provided by our Group Internal Audit function, which performs oversight and ongoing review, and challenges the effectiveness of the internal controls that are executed by both the business and Risk Management.
Regulatory Review Process
Our banking, trust and investment business activities are monitored by the BMA. One of the principal objectives of the BMA is to supervise, regulate and inspect Bermudian financial institutions to ensure their financial stability and soundness.
In addition to conducting on-site reviews, the BMA utilizes a comprehensive quarterly statistical return system that enables off-site monitoring. The statistical system is consistent with Basel Committee Standards, which provides the BMA with a detailed breakdown of a bank's balance sheet and profit-and-loss accounts on both a consolidated and unconsolidated basis. This information enables the BMA to monitor the soundness of a bank's financial position and ensure that it meets certain capital requirements. For more information, see "Supervision and Regulation — Bermuda — Supervision and Monitoring by the BMA".
The Risk Appetite Framework
The Risk Appetite Framework is the cornerstone of our approach to risk management. Developed by executive management and approved formally by the Board, it communicates a willingness to take on certain risks in the pursuit of our strategic objectives and defines those that should be avoided. It also provides management with a clear mandate regarding the amount and type of risk that it may accept and establishes minimum expectations regarding the practices and behaviors that should be brought to bear in managing the exposures assumed. It is aligned with the interests of our stakeholders, feeds into our business planning processes, and shapes our discussions on risk matters generally.
Our framework comprises the following elements:
(1)     Nine broad categories of risk: credit; market; liquidity; legal and regulatory; governance; process and technology; people; country and political; and reputational. These represent the various risks that the Group assumes across the entirety of its operations in the pursuit of its strategic goals.
(2)     For each risk category, there is a declared risk appetite. To ensure consistency in our risk conversations, these have been distilled into the three options set out in the following table, with each appetite designed to convey a clear strategic direction in terms of the risk/reward profile assumed:

Appetite	Definition	Profile
Averse	The Group will work to avoid exposure to this risk given its potential for financial loss, reputational damage, and/or the loss of customer and/or investor confidence.	Our processes and controls are defensive and focus on detection and prevention.
Cautious
Given the potential for financial loss, reputational damage, and the loss of customer and/or investor confidence, the Group will be very selective in the exposures assumed to this risk and will monitor it closely.
Security is favored over reward. Exposures are only assumed when the risk can be quantified accurately and is assessed as being acceptable.
Open
The Group will consider opportunities to accept this risk and will accept those that fall within clearly defined parameters. The risk of loss or reputational damage is accepted but the exposure can be estimated reliably and can be managed to a tolerable level.
Reward is commensurate with the risk assumed. Exposures can be estimated reliably and structures, systems and processes are in place to manage them.
(3)     A statement of our governing principles relating to each risk category. This establishes the characteristics of the risks that the Bank is willing to assume and the management behaviors that we should exhibit when doing so.
Specific performance measures and tolerance thresholds in respect of each risk category, combining quantitative and qualitative targets (which are designed to reflect both forward looking as well as historical perspectives), are designed to provide executive management and the Board with an indication of the "direction" of our exposure relative to our declared risk appetite and an early warning of material adverse developments requiring remedial action. The measures are monitored independently by the Group Risk function and are measured against actual results. The results of these analyses are reported to management at all levels of the organization and are reviewed regularly by Group Risk, executive management, and the Board in the performance of their oversight activities.

Application of the Risk Appetite Framework
The limits, targets and thresholds used to measure performance continue to be refined by the Group Risk Management function in an effort to express as complete a "picture" as possible of our exposure to a given risk, relative to the stated appetite. All changes proposed pass through a formal review and approval process at both the executive management and Board levels prior to their adoption. Through this approach, the risk appetite framework sets the tone for our risk culture across the Group as a whole, influencing behaviors at all levels of the organization and reinforcing accountability for decisions taken. Many of our jurisdictional offices have developed subsidiary risk appetite frameworks in conjunction with their local risk management functions. This ensures appropriate coverage of local risk factors and the establishment of proportional tolerance thresholds. Group risk has reviewed these frameworks prior to their adoption and has modified any appetites proposed that are considered to be inconsistent with the overall Group approach.
Market Risks
Interest Rate Risk Management
Our primary market risk is interest rate risk, which is defined as the risk of loss of net interest income or changes in net interest margin because of changes in interest rates.
We seek to measure and manage the potential impact of interest rate risk. Interest rate risk occurs when interest earning assets and interest bearing liabilities mature or re-price at different times, on a different basis or in unequal amounts. Interest rate risk also arises when our assets, liabilities and off-balance sheet contracts each respond differently to changes in interest rates, including as a result of explicit and implicit provisions in agreements related to such assets and liabilities and in off-balance sheet contracts that alter the applicable interest rate and cash flow characteristics as interest rates change. The two primary examples of such provisions that we are exposed to are the duration and rate sensitivity associated with indeterminate-maturity deposits (e.g., non-interest bearing checking accounts) and the rate of prepayment associated with fixed-rate lending and mortgage-backed securities. Interest rates may also affect loan demand, credit losses, mortgage origination volume and other items affecting earnings.
Our management of interest rate risk is overseen by the RPC, which outlines reporting and measurement requirements. In particular, this infrastructure sets limits and management targets, calculated for various metrics, including our economic value sensitivity, our economic value of equity and net interest income simulations involving parallel shifts in interest rate curves, steepening and flattening yield curves, and various prepayment and deposit duration assumptions. Our risk management infrastructure also requires a periodic review of all key assumptions used, such as identifying appropriate interest rate scenarios, setting loan prepayment rates based on historical analysis, non-interest bearing and interest bearing demand deposit durations based on historical analysis, and the targeted investment term of capital.
The principal objective of our interest rate risk management is to maximize profit potential while minimizing exposure to changes in interest rates. Our actions in this regard are taken under the guidance of GALCO. The committee is actively involved in formulating the economic assumptions that we use in our financial planning and budgeting processes and establishes policies which control and monitor the sources, uses and pricing of funds. From time to time, we utilize hedging techniques to reduce interest rate risk. GALCO uses interest income simulation and economic value of equity analysis to measure inherent risk in our balance sheet at specific points in time.
Appetite for interest rate risk is documented in the Group's policies on market risk and investments. This includes the completion of stress testing on at least a quarterly basis of the impact of an immediate and sustained shift in interest rates of +/– 200 basis points on net interest income, economic value of equity and the ratio of tangible total equity to average assets. If any of the parameters established by policy are exceeded, GALCO will provide a plan to executive management to bring the exposure back within tolerance under advice to the Board. The plan does not have to bring the exposure back within limit immediately, but must adjust the exposure within Board and management approved timeframes.
We also use derivatives in the asset and liability management of positions to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. Our derivative contracts principally involve over-the-counter transactions that are privately negotiated between the Group and the counterparty to the contract. Derivative instruments that are used as part of our interest rate risk management strategy include interest rate swaps. Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date.
Interest Rate Risk
The following table sets out the assets, liabilities and shareholders' equity and off-balance sheet instruments on the date of the earlier of contractual maturity, expected maturity and repricing date. Use of these tables to derive information about our interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may pre-pay earlier, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US Government agencies) do not consider prepayments. Remaining expected maturities differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

	Earlier of contractual maturity or repricing date
December 31, 2015 (in millions of $)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing	Total
Assets
Cash and deposits with banks	1,991	—	—	—	—	111	2,102
Securities purchased under agreement to resell	149	—	—	—	—	—	149
Short-term investments	135	385	—	—	—	—	520
Investments	1,343	15	81	704	2,251	6	4,400
Loans	3,339	53	57	81	38	2	3,570
Other assets	—	—	—	—	—	363	363
Total assets	6,957	453	138	785	2,289	482	11,104
Liabilities and shareholders' equity
Demand deposits	5,828	—	—	—	—	2,385	8,213
Term deposits	1,492	166	92	71	—	—	1,821
Other liabilities	—	—	—	—	—	242	242
Subordinated capital	92	—	—	25	—	—	117
Shareholders' equity	—	—	—	—	—	711	711
Total liabilities and shareholders' equity	7,412	166	92	96	—	3,338	11,104
Interest rate sensitivity gap	(455)	287	46	689	2,289	(2,856)	—
Cumulative interest rate sensitivity gap	(455)	(168)	(122)	567	2,856	—	—
Asset/Liability Management and Interest Rate Risk
The principal objective of our asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital.
As a financial institution, our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the fair value of all interest earning assets and interest bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.
We manage our exposure to interest rates primarily by structuring our balance sheet in the ordinary course of business. We do not typically enter into derivative contracts for the purpose of managing interest rate risk, but we may elect to do so in the future. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. Our exposure to holdings categorized as "trading positions" falls below the de minimis threshold established of 5% (ratio of total trading book open position compared to the sum of on and off-balance sheet assets that are not part of the trading book).
We use an interest rate risk simulation model to test the interest rate sensitivity of net interest income and the balance sheet. Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows. We also analyze the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the fair value of assets less the fair value of liabilities. The economic value of equity is a longer-term view of interest rate risk because it measures the present value of all future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to our future earnings and is used in conjunction with the analysis on net interest income. The following table summarizes simulated change in net interest income versus unchanged rates as of December 31, 2016 and December 31, 2015:

	For the year ended
	December 31, 2016		December 31, 2015
	Following 12 Months	Months 13 - 24	Following 12 Months	Months 13 - 24
+300 basis points	17.70%	25.00%	13.80%	17.30%
+200 basis points	11.60%	16.80%	9.10%	11.70%
+100 basis points	5.60%	8.50%	4.50%	6.10%
Flat rates	0.00%	0.00%	0.00%	0.00%
−100 basis points	(8.90)%	(13.00)%	(6.40)%	(8.70)%
The following table presents the change in our economic value of equity as of December 31, 2016 and December 31, 2015, assuming immediate parallel shifts in interest rates:

	For the year ended
	December 31, 2016	December 31, 2015
+300 basis points	(0.10)%	(2.60)%
+200 basis points	(0.70)%	(2.00)%
+100 basis points	(0.60)%	(1.00)%
Flat rates	0.00%	0.00%
−100 basis points	(1.80)%	(0.90)%
The differences between the change in our economic value of equity assuming immediate parallel shifts in interests rates from December 31, 2015 to December 31, 2016 is driven by an increase in non-interest bearing deposits and an increase in fixed rate investments, which impacted both the duration and convexity of interest bearing assets and liabilities on the balance sheet.
Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include the full suite of actions that our management may undertake to manage the risks in response to anticipated changes in interest rates, and actual results may also differ materially.
Foreign Exchange Risk
The Group holds various non-USD denominated assets and liabilities and maintains investments in subsidiaries whose domestic currency is either not USD or whose domestic currency is not pegged to USD. Assets and liabilities denominated in currencies other than USD are translated to USD at the rates of exchange prevailing at the balance sheet date. The resulting gains or losses are included in foreign exchange revenue in the consolidated statement of operations. Assets and liabilities of subsidiaries outside of Bermuda are translated at the rate of exchange prevailing on the balance sheet date while associated revenues and expenses are translated to USD at the average rate of exchange prevailing through the accounting period. Unrealized translation gains or losses on investments in foreign currency based subsidiaries are recorded as a separate component of shareholders' equity within accumulated other comprehensive loss. Such gains or losses are recorded in the consolidated statement of operations only when realized. Our foreign currency subsidiaries, located in Guernsey and the United Kingdom, may give rise to significant foreign currency translation movements against the USD. We also provide foreign exchange services to our clients, principally in connection with our banking and wealth management businesses, and effect other transactions in non-USD currencies. Foreign currency volatility and fluctuations in exchange rates may impact the value of non-USD denominated assets and liabilities and raise the potential for losses resulting from foreign currency trading positions where aggregate obligations to purchase and sell a currency other than USD do not offset one another, or offset each other in different time periods. If the policies and procedures we have in place to assess and mitigate potential impacts of foreign exchange volatility are not followed, or are not effective to mitigate such risks, our results and earnings may be negatively affected. The Group maintains a clearly articulated foreign exchange risk exposure tolerance framework which limits exposures to select currencies.
Liquidity Risk
The objectives of liquidity risk management are to ensure that the Group can meet its cash flow requirements and capitalize on business opportunities on a timely and cost-effective basis. Liquidity is defined as the ability to hold and/or generate cash adequate to meet our needs for day-to-day operations and material long and short-term commitments. Liquidity risk is the risk of potential loss if the Group were unable to meet its funding requirements at a reasonable cost.
We monitor and manage our liquidity on a group-wide basis. The treasury functions in the Group's banking operations, located in Bermuda, the Cayman Islands, Guernsey, and the United Kingdom, manage day-to-day liquidity. The group market risk function has the responsibility for measuring and reporting to senior management on liquidity risk positions. We manage our liquidity based on demand, commitments, specific events and uncertainties to meet current and future financial obligations of a short-term nature. Our objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to earnings enhancement opportunities in a changing marketplace. Management is responsible for establishing and monitoring liquidity targets as well as strategies to meet these targets. The Group adopts a cautious liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically the Group manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology.
We maintained a balance sheet with loans representing 32.2% of total assets as of December 31, 2016. Further, at that date there were significant sources of liquidity within our balance sheet in the form of cash and cash equivalents, short-term investments securities purchased under agreement to resell and investments (excluding held-to-maturity investments) amounting to $6.1 billion, or 55.0%, of total assets.
An important element of our liquidity management is our liquidity contingency plan which can be employed in the event of a liquidity crisis. The objective of the liquidity contingency plan is to ensure that we maintain our liquidity during periods of stress. This plan takes into consideration a variety of scenarios that could challenge our liquidity. These scenarios include specific and systemic events that can impact our on-and off-balance sheet sources and uses of liquidity. This plan is reviewed and updated at least annually.
Credit Risk
Credit risk is defined as the risk that unexpected losses arise as a result of the Group's borrowers or market counterparties failing to meet their obligations to repay. Credit risk is managed through the Group credit risk management department ("GCRM"). GCRM provides a system of checks and balances for our diverse credit-related activities by establishing and monitoring all credit-related policies and practices throughout the Group and assuring their uniform application. These activities are designed to diversify credit exposure on an industry and client basis, thus lessening overall credit risk. These credit management activities also apply to our use of derivative financial instruments, including foreign exchange contracts and interest rate risk management instruments, which are used primarily to facilitate client transactions.
Individual credit authority for commercial and other loans is limited to specified amounts and maturities. Credit decisions involving commitment exposure in excess of the specified individual limits are submitted to GCRM and then to the GCC, which provides a forum for ongoing executive review of loan activity, establishing our credit guidelines and policies and approving selected credit transactions in accordance with our business objectives. The committee reviews large credit exposures, establishes and reviews credit strategy and policy and approves selected credit transactions. The Financial Institutions Committee ("FIC") manages counterparty risk in respect of (third party) bank counterparties which do not have commercial credit relationships within the Group and also approves country exposure limits.

As part of our ongoing credit granting process, internal ratings are assigned to commercial clients before credit is extended, based on an assessment of creditworthiness. At least annually, a review of all significant credit exposures is undertaken to identify, at an early stage, clients who might be facing financial difficulties. Internal borrower risk ratings are also reviewed during this process, allowing identification of adverse individual borrower and sector trends.
An integral part of the GCRM function is to formally review past due and potential problem loans to determine which credits, if any, need to be placed on non-accrual status or charged off. The allowance for loan losses is reviewed monthly to determine the amount necessary to maintain an adequate provision for credit losses.
Another way credit risk is managed is by requiring collateral. Management's assessment of the borrower's creditworthiness determines whether collateral is obtained. The amount and type of collateral held varies but may include deposits held in financial institutions, mutual funds, US Treasury securities, other marketable securities, income-producing commercial properties, accounts receivable, residential real estate, property, plant and equipment, and inventory. Values of variable collateral are monitored on a regular basis to ensure that they are maintained at an appropriate level.
Credit Risk — Retail and Private Banking
Retail and private lending activity is split between residential mortgages, personal loans, credit cards and authorized overdrafts. Retail credit risks are managed in accordance with limits and processes set out in the credit risk policies and guidelines approved by GCC and GRC (and ratified by the Board). The policies set out where specialist underwriting may be needed.
For residential mortgages, a combination of lending policy criteria, lending guidelines and underwriting are used to make a decision on applications for credit. The primary factors considered are affordability, residential status, residential history, credit history, employment history, nature of income and loan-to-value of the residential property. In addition, confirmation of a borrower's identity is obtained and an assessment of the value of the collateral carried out prior to granting a credit facility. When considering applications the primary focus is placed on the willingness and ability to repay.
Loan-to-value ("LTV") ratios are derived based on third-party valuations as part of the original underwriting or when increased borrowing has been requested. Updated valuations are not otherwise obtained unless the loan reaches non-accrual status. Non-accrual loans which are collateral-dependent on real estate must be supported by a third-party valuation no older than 12 months. Specific provisions are calculated as the amount by which non-accrual loan principal exceeds the value of the supporting real estate, after application of a haircut for the estimated costs of sale. Costs of sale for commercial properties are calculated based on individual circumstances, whereas the haircuts for residential real estate are prescribed in lending guidelines by geographic location and are never less than 20% of the valuation amount.
As valuations are conducted throughout the year, the rolling average age of the valuations is closer to 6 months than 12 months. In addition, on at least a quarterly basis, impairment levels are adjusted for any changes in non-accrual principal.
To further ensure that valuations within the 12-month revaluation period remain appropriate measures for impairment, we: (1) compare renewal valuations to the prior valuation to track market movement; (2) back-test all sales to compare net carrying value versus any additional gain/loss at the time of sale; (3) segregate the tests described in (1) and (2) by Bermuda geographic area and, where required, amend provision factors accordingly; and (4) perform a review of new valuations to ascertain such valuations' reasonableness and determine if any change in value may impact similar properties or locations where valuations are more stale-dated and require an adjustment to the impairment level. Valuations for properties in less central locations have been further discounted to compensate for the steeper discounts required to sell such properties.
The Bank performs an annual assessment of group residential LTV ranges as part of its stress-testing exercise for regulatory and capital-adequacy purposes. Real estate indices are not available in the Bank's primary markets and LTV values are based on standard reductions in value over time, based on observed market activity.
Maximum LTV for new residential and commercial loans follow:

	Bermuda	Cayman	UK—London
Residential:
Owner-occupied freehold	80%	85%	65%
Owner-occupied leasehold condominium	80%	85%	65%
Investment (not owner-occupied)	65%	75%	65%
Raw land	50%	80%	n/a
Commercial Real Estate	65%	65%	n/a
For other retail lending products, similar lending policy criteria are used, and each of these products has its own policy and underwriting guidelines to enable decisions on applications for credit and to manage accounts. The factors used are attuned to the lending product in question, although affordability and credit history are considered in all cases. Ongoing monitoring of all retail and private banking credit is undertaken by the business unit concerned as well as by GCRM. In addition, the GCC reviews reports on a weekly basis. In the event that particular exposures show adverse features such as arrears, the Bank's specialist recovery teams generally work with borrowers to resolve the situation.
Unlike the United States where the Fair Credit Reporting Act ("FCRA") is designed to help ensure that credit bureaus furnish correct and complete information when evaluating loan applications, the markets in which we operate do not have systemic credit bureau reports such as those provided by Experian, Equifax, or TransUnion. These firms collect comprehensive data on individuals' credit history, payment history, debt, history of bankruptcy, credit score trends, income, FICO scores and other background information that provide a broad indication of a loan applicant's credit worthiness. Due to the lack of such systemically collected information with respect to loan applicants in the markets in which we operate, we cannot use sophisticated software analytics tools, such as Fair Isaac type applications, that would enable us to automate our credit underwriting process. As a result, our experienced underwriters must manually review each loan on a credit by credit basis and we use a formally governed tiered credit approval process that is administered through and governed by our risk management framework.
Credit Risk — Commercial Banking
Commercial credit risks are managed in accordance with limits and asset quality measures set out in the credit risk policies and guidelines approved by GCC (and ratified by the Board).

In respect of commercial banking, there is a level of delegated sanctioning authority to underwrite certain credit risks based upon an evaluation of the borrower's experience, track record, financial strength, ability to repay, transaction structure and security characteristics. Lending decisions for large or high risk exposures are based upon a thorough credit risk analysis and the assignment of an internal borrower risk rating, and are subject to further approval by the assigned officers in GCRM or the GCC.
Consideration is also given to risk mitigation measures which will provide the Group with protection, such as third-party guarantees, supporting collateral and security, legal documentation and financial covenants. Commercial portfolio asset quality monitoring is based upon a number of measures, including the monitoring of financial covenants, cash flows, pricing movements and variable collateral. In the event that particular exposures begin to show adverse features such as payment arrears, covenant breaches or business trading losses, a full risk reassessment is undertaken. Where appropriate, a specialist recovery team will work with the borrower to resolve the situation. If this proves unsuccessful, the case will be subject to intensive monitoring and management procedures designed to maximize debt recovery.
Credit Risk — Treasury
Treasury credit risks are managed in accordance with limits, asset quality measures and criteria set out within the policy approved by the GCC and ratified by the Board. The policy also sets out powers which require higher levels of authorization according to the size of the transaction or the nature of the associated risk. The financial institutions committee identifies, assesses, prioritizes and manages our risks associated with counterparty exposure to other financial institutions, as well as country-specific exposures.
Exposures to financial institutions arise within the Group's investment portfolio and treasury operations. The Group has treasury operations in all of its banking locations. Treasury exposures primarily take the form of deposits with banks and foreign exchange positions. Exposures to financial institutions in the investment portfolio can take the form of bonds, floating rate notes and or certificates of deposit.
Diversification and avoidance of concentration is emphasized. The Group establishes limits for countries and each financial institution where there is an expected exposure. Ongoing asset quality monitoring is undertaken by Treasury and GCRM. reports are sent to the FIC, GCC and the GRC on a monthly basis. Exception reporting takes place against a range of asset quality triggers. Treasury uses a number of risk mitigation techniques including netting and collateralization agreements. Other methods (such as margining and derivatives) are used periodically to mitigate the risk associated with particular transactions or group of transactions.
For its exposure to treasury credit risk, the Group uses Standard and Poor's ("S&P"), Fitch and Moody's as external credit assessment institutions as permitted under Basel II for sovereign, financial institutions, asset-backed securities, covered bonds and corporate risks. With regard to financial institutions and corporates, the Group's preference for a long-term rating is the senior unsecured rating. However, counterparty ratings and/or short-term deposit or commercial paper ratings are used if this is unavailable. For asset-backed securities, the issue or tranche rating is used.
Exposures
The following tables analyze the Group's regulatory credit risk exposures as of December 31, 2016 and December 31, 2015. Exposures are allocated to specific standardized exposure portfolios determined by the BMA's Revised Framework for Regulatory Capital Assessment and it is these portfolios that determine the risk weights used. These exposures include both on and off-balance sheet exposures, with the latter shown separately after credit conversion factors have been applied.

Analysis of exposures class (in millions of $)	Average Exposure 2016	Position as of December 31, 2016	Average Exposure 2015	Position as of December 31, 2015
Cash	50.5	63.7	41.8	45.1
Claims on Sovereigns	1,531.0	1,350.7	716.0	1,367.8
Claims on Public Sector Entities	100.5	105.0	88.0	89.0
Claims on Corporates	444.8	516.7	388.0	401.1
Claims on Banks and Securities Firms	1,718.4	1,760.2	2,255.3	1,955.3
Securitizations	3,306.7	3,859.7	2,695.9	2,655.6
Retail Loans	235.7	216.1	325.2	260.6
Residential Mortgages	2,380.9	2,291.7	2,453.4	2,474.5
Commercial Mortgages	612.0	572.0	673.5	652.4
Past Due Loans	57.1	48.3	68.9	59.1
Other Balance Sheet Exposures	271.2	257.7	298.2	277.0
Non‑Market Related Off-Balance Sheet Credit Exposures	353.7	377.2	363.6	395.0
Market Related Off‑Balance Sheet Credit Exposures	59.7	65.8	48.6	51.2
Total	11,122.2	11,484.8	10,416.4	10,683.7

Geographic distribution of exposures class as of December 31, 2016 (in millions of $)	Bermuda	UK	Guernsey	Caribbean	Switzerland	Total
Cash	28.0	—	—	35.7	—	63.7
Claims on Sovereigns	911.6	66.5	284.8	87.8	—	1,350.7
Claims on Public Sector Entities	94.5	—	—	10.5	—	105.0
Claims on Corporates	326.1	—	50.8	139.8	—	516.7
Claims on Banks and Securities firms	987.3	76.7	226.2	468.2	1.8	1,760.2
Securitizations	2,299.7	—	—	1,560.0	—	3,859.7
Retail loan	99.7	(1.1)	35.6	81.9	—	216.1
Residential Mortgages	1,170.4	—	416.6	704.7	—	2,291.7
Commercial Mortgages	359.0	—	17.8	195.2	—	572.0
Past Due Loans	35.6	—	—	12.7	—	48.3
Other Balance Sheet Exposures	163.4	9.4	20.8	63.7	0.4	257.7
Non‑Market Related Off-Balance Sheet Credit exposures	202.6	—	32.1	142.5	—	377.2
Market Related Off-Balance Sheet Credit Exposures	52.4	—	0.5	12.9	—	65.8
Total	6,730.3	151.5	1,085.2	3,515.6	2.2	11,484.8

Residual maturity breakdown of exposures class as of December 31, 2016 (in millions of $)	Up to 12 months	1 ‑ 5 years	More than 5 years	No specific maturity	Total
Cash	63.7	—	—	—	63.7
Claims on Sovereigns	1,317.5	11.5	21.7	—	1,350.7
Claims on Public Sector Entities	—	81.1	23.9	—	105.0
Claims on Corporates	267.3	210.5	38.9	—	516.7
Claims on Banks and Securities firms	1,352.8	407.4	—	—	1,760.2
Securitizations	—	14.2	3,845.5	—	3,859.7
Retail loan	111.9	79.5	24.7	—	216.1
Residential Mortgages	150.9	506.7	1,634.1	—	2,291.7
Commercial Mortgages	43.6	251.0	277.4	—	572.0
Past Due Loans	4.7	2.6	41.0	—	48.3
Other Balance Sheet Exposures	—	—	—	257.7	257.7
Non‑Market Related Off-Balance Sheet Credit exposures	377.2	—	—	—	377.2
Market Related Off-Balance Sheet Credit Exposures	65.8	—	—	—	65.8
	3,755.4	1,564.5	5,907.2	257.7	11,484.8

The table below details the mappings between the main Fitch and Moody's external credit assessment institutions used by the Group and the credit quality steps used to determine the risk weightings applied to rated counterparties. Where no external rating is used in the risk weighted assets calculation, the unrated credit quality step applies.

Credit quality step	Fitch's assessment	Moody's assessment	S&P's assessment
Step 1	AAA to AA–	Aaa to Aa3	AAA to AA–
Step 2	A+ to A–	A1 to A3	A+ to A–
Step 3	BBB+ to BBB–	Baa1 to Ba3	BBB+ to BBB–
Step 4	BB+ to BB–	Ba1 to Ba3	BB+ to BB–
Step 5	B+ to B–	B1 to B3	B+ to B–
Step 6	CCC+ and below	Caa1 and below	CCC+ and below

Impairment Provisions

Credit Risk Concentrations
Concentration risk is defined as: any single exposure or group of exposures with the potential to produce losses large enough (relative to the Group's capital, total assets or overall risk level) to threaten the Group's health or ability to maintain core operations. The management of concentration risk is addressed in the first instance by the Group's large exposure policy and related credit guidelines, which require that credit facilities to entities that are affiliated through common ownership or management are aggregated for adjudication and reporting purposes. The policy also defines what constitutes a large exposure and the related reporting requirements. The GCRM function also undertakes monitoring and assessment of our exposure to concentration risk, reporting the results of these analyses to the GCC, the GRC and RPC.
The factors taken into consideration when assessing concentration risk are as follows:

•	single or linked counterparty;

•	industry or economic sector (e.g., hospitality, property development, commercial office building investment);

•	geographic region;

•	product type;

•	collateral type;

•	maturity date (whether of the facility or of interest rate fixes).
Counterparty Concentrations
Counterparty concentrations is the risk associated with assuming a high level of exposure to a single counterparty, the failure of which could have an adverse impact on the Group.
Large exposures are reviewed quarterly by the GRC and RPC for the loan portfolio and the treasury/investment portfolios. GCRM and Treasury work closely together on daily treasury positions and exceptions.
All large exposures and concentrations in the portfolio are reviewed and agreed by the FIC on a quarterly basis and are reported to the Board as a part of this process. The review of large exposures considers:

•	facility total;

•	any link with other facilities;

•	total linked facility being within guidelines;

•	borrower risk rating;

•	security value on the facility;

•	loan-to-value percentage against minimum security covenants.
Industry Concentration
Industry concentration encompasses the scenario that a risk factor inherent within an industry is tied to an entire portfolio of accounts or investments; e.g., a portfolio made up of a large number of small individual loans where all the counterparties are steel producers. We believe that due to the nature of the Group's client base our exposure to the property, insurance and fund sectors could be classified as industry concentration, although geographic and product concentration are the more appropriate risks to measure.
Geographic Concentration
Geographic concentration of the book is monitored as follows. Reports are generated which provide details of all the property loan exposure of the Group. Through this, loans are subdivided into regional exposure. From this, the percentage breakdown per region of the Group's property exposure is analyzed and reported to the GRC and RPC. Assessment of the exposure allows the committees to decide whether the Group should decline further lending in any area in which it is becoming over-weighted.
Product Concentration
Product concentration is defined in the context of credit risk, as an over-weighting in the portfolio to a given product type, making the Group vulnerable to the impact of a variety of external factors that could either reduce demand for the product itself or lead to an increase in the level of default rates experienced. We operate as a full service bank in Bermuda and Cayman and aim to satisfy the requirements of our customers in these communities through the range of products and services we offer. Accordingly, there is no dependence or concentration on a single product in these markets outside of the residential mortgage portfolios, which comprised 64.6% of the Group's loan book as of December 31, 2016 (compared to 63.0% as of December 31, 2015); in Bermuda, residential mortgage lending made up 62.0% of the Bermuda loan book as of December 31, 2016 (compared to 58.7% as of December 31, 2015), and loans for many purposes (education, business support, family requirements) were made in the form of residential mortgages. Product category analysis confirms that the total lending portfolio is concentrated in the property market; this has been addressed in stress testing performed.
Collateral Concentration
Collateral concentration considers whether the Group's loan book is secured by a limited number of collateral types. An example of this would be when a large value of loans to a diversified group of borrowers is all secured by shares in the same company or by the shares of various companies within the same industry sector. Any decline in the value of these shares or in the performance of the sector as a whole could have an adverse impact on the Group's security position across all affected borrowers. The most obvious and relevant example of collateral concentration is the Group's exposure to real estate property values. Ignoring cash-backed facilities, the largest collateral concentrations within the portfolio are to residential and commercial property. The greatest risk with collateral concentration is that the value of the security could be severely reduced. To simulate this, the Group's stress testing process incorporates a scenario in which all real estate collateral is devalued by factors as high as 30%.
Credit Risk Mitigation
The Group uses a wide range of techniques to reduce credit risk of its lending. The most basic of these is performing an assessment of the ability of a borrower to service the proposed level of borrowing without distress. However, the risk can be further mitigated by obtaining security for the funds advanced.
Residential Mortgages

Residential property is the Group's main source of collateral and means of mitigating credit risk inherent in the residential mortgage portfolio. All mortgage lending activities are supported by underlying assumptions and estimated values received by independent third parties. All residential property must be insured to cover property risks through a third party.
Commercial
Commercial property is one of the Group's primary sources of collateral and means of mitigating credit risk inherent in its commercial portfolios. Collateral for the majority of commercial loans comprises first legal charges over freehold or long leasehold property but the following may also be taken as security: life insurance policies, credit balances assignments, share guarantees, equitable charges, debentures, chattel mortgages and charges over residential property.
For property-based lending, supporting information such as professional valuations are an important tool to help determine the suitability of the property offered as security and, in the case of investment lending, generating the cash to cover interest and principal payments. All standard documentation is subject to in-house legal review and sign-off in order to ensure that the Group's legal documentation is robust and enforceable. Documentation for large advances may be specifically prepared by independent solicitors. Insurance requirements are always fully considered as part of the application process and the Group ensures that appropriate insurance is taken out to protect the property against an insurable event.
Treasury
Collateral held as security for treasury assets, including investments, is determined by the nature of the instrument. Loans, debt securities, treasury and other eligible bills are generally unsecured with the exception of asset-backed securities and similar instruments, which are secured by pools of financial assets. The International Swaps and Derivatives Association ("ISDA") Master Agreement is the Group's preferred method of documenting derivative activity. It is common in such cases for a Credit Support Annex to be executed in conjunction with the ISDA Master Agreement in order to mitigate credit risk on the derivatives portfolio. Valuations are performed, agreed with the relevant counterparties, and collateral is exchanged to bring the credit exposure within agreed tolerances. The exposure value to the counterparty is measured under the counterparty credit risk mark-to-market method. The exposure value is derived by adding the gross positive fair value of the contract (replacement cost) to the contracts potential future credit exposure, which is derived by applying a multiple base on the contracts residual maturity to the notional value of the contract.
The following table shows the exposures to counterparty credit risk for derivative contracts as of December 31, 2016 and December 31, 2015:

(in millions of $)	Gross Positive Fair Value of Contracts as of December 31, 2016	Potential Future Credit Exposure as of December 31, 2016	Total Derivatives Credit Exposure as of December 31, 2016	Gross Positive Fair Value of Contracts as of December 31, 2015	Potential Future Credit Exposure as of December 31, 2015	Total Derivatives Credit Exposure as of December 31, 2015
Spot and forward foreign exchange and currency swap contracts	37.1	28.7	65.8	20.8	30.4	51.2
Other market related contracts	—	—	—	—	—	—
Total	37.1	28.7	65.8	20.8	30.4	51.2
Securitizations
The Bank has not, to date, securitized assets that it has originated. The Bank's total exposure to purchased securitization positions as of December 31, 2016 was $3.9 billion by market value, with US Government and federal agencies accounting for the majority of this exposure.
The following table provides an analysis of the Bank's investments in securitization positions by exposure type as of December 31, 2016 and December 31, 2015:

Underlying asset type (in millions of $)	Exposure Value as of December 31, 2016	Exposure Value as of December 31, 2015
US government and federal agencies	3,498.0	2,365.5
Mortgage backed securities — Commercial	151.0	149.1
Mortgage backed securities — Retail	198.3	100.5
Asset-backed securities — Student loans	12.5	40.5
Total	3,859.8	2,655.6
A combination of ratings published by Fitch, Moody's and S&P are used to derive the external rating to be used under the standardized approach for securitization exposures. In line with the BMA's revised framework for regulatory capital assessment, where two credit assessments by Fitch and Moody's as external credit assessment institutions are available, the less favorable of the two credit assessments is applied. Where more than two credit assessments are available, the two most favorable credit assessments are used and where the two most favorable assessments are different, the less favorable of the two is applied.
The following table shows the aggregate amount of the Bank's purchased securitizations as of December 31, 2016 and December 31, 2015 broken down by risk weighting:

Risk Weight % (in millions of $)	Exposure Value as of December 31, 2016	Exposure Value after Credit Risk Mitigation as of December 31, 2016	Exposure Value as of December 31, 2015	Exposure Value after Credit Risk Mitigation as of December 31, 2015
20%	3,859.0	2,669.9	2,654.9	1,953.1
50%	0.7	0.7	0.7	0.7
100%	—	—	—	—
350%	—	—	—	—
Look through to underlying assets	—	—	—	—
Total	3,859.7	2,670.6	2,655.6	1,953.8
Operational Risk
In providing our services, we are exposed to operational risk. This is the risk of loss from inadequate or failed internal processes and systems, actions or inactions of people, or from external events. Operational risk is mitigated through internal controls embedded in our business activities and our risk management practices, which are designed to continuously reassess the effectiveness of these controls in order to keep the risk we assume at levels appropriate to our risk appetite as approved by the Board. Data on operational losses and any significant control failures incurred are captured through an incident reporting process. These events are reported to both the GRC and RPC, which assess the sufficiency of the corrective actions taken by management to prevent recurrence. Both committees also receive regular reporting on actual performance against established risk tolerance metrics.
Capital Adequacy Management
Effective January 1, 2015 the BMA adopted capital and liquidity requirements consistent with Basel III. The finalization of the implementation is subject to ongoing consultation with the BMA regarding the implementation and interpretation of these new rules.
One of management's primary objectives is to maintain the confidence of our clients, bank regulators and shareholders. A strong capital position helps the Group to take advantage of profitable investment opportunities and withstand unforeseen adverse developments. The Group manages its capital both on a total Group basis and, where appropriate, on a legal entity basis. The finance department has the responsibility for measuring, monitoring and reporting capital levels within guidelines and limits established by the RPC. The management of capital will also involve regional management to ensure compliance with local regulation. In establishing the guidelines and limits for capital, a variety of factors are taken into consideration, including the overall risk of the business in stressed scenarios, regulatory requirements, capital levels relative to our peers, and the impact on our credit ratings.
Capital Assessment and Risk Profiling
Under the requirements of Basel II as implemented by the BMA, the Group undertakes a CARP process, which is an internal assessment of all material risks to determine our capital needs. This internal assessment takes account of the minimum capital requirement and other risks not covered by the minimum capital requirement (Pillar II). Where capital is deemed as not being able to mitigate a particular risk, alternative management actions are identified and described within the CARP. The CARP is presented to the RPC before being presented to the Board for challenge and approval and then submission to the BMA. The CARP process is performed annually or more frequently should the need arise.
A supervisory assessment process ("SAP") is then undertaken annually by the BMA, which is designed to assess the Group's risk profile as documented in the CARP. This assessment is used to determine and set the Individual Capital Guidance which is the minimum level of capital the Group will be required to hold until the next SAP review is conducted.

SUPERVISION AND REGULATION
Bermuda
The Bank is subject to regulation and supervision by the Bermuda Monetary Authority under:

•	the Bermuda Monetary Authority Act 1969;

•	the Banks and Deposit Companies Act 1999;

•	the Trusts (Regulation of Trust Business) Act 2001;

•	the Investment Business Act 2003;

•	the Exchange Control Regulations 1973.

•	the Bermuda Corporate Services Provider Business Act 2012; and

•	the Deposit Insurance Act 2011 and the Deposit Insurance Rules 2016.
The Bank is also subject to regulation by the Minister of Finance and the Minister of Economic Development in Bermuda under the Companies Act 1981.
Supervision and Monitoring by the BMA
Our activities are regulated by the BMA and our ability to engage in certain activities are subject to prior approval by the BMA. One of the principal objectives of the BMA is to supervise, regulate and inspect financial institutions which operate in or from within Bermuda and further to promote the financial stability and soundness of such financial institutions. The supervision is primarily for the benefit and protection of the Bank's clients and not for the benefit of our investors. The BMA is also responsible for managing and regulating transactions in foreign currency or gold.
In addition to conducting on-site reviews, the BMA utilizes a comprehensive quarterly statistical return system that enables off-site monitoring of institutions licensed under the BDCA. The statistical system, which follows the standards imposed on banks in the United Kingdom by the Financial Conduct Authority and is consistent with Basel Committee Standards, provides the BMA with a detailed breakdown of a bank's balance sheet and profit-and-loss accounts on both a consolidated and unconsolidated basis. This information enables the BMA to monitor the soundness of a bank's financial position and ensure that it meets certain capital requirements.
As the Bank's supervisory authority in Bermuda, the BMA is responsible for the consolidated supervision of our worldwide operations. There are also host regulatory bodies performing a similar function to that of the BMA in all major locations in which the Bank operates. Many of these local authorities require detailed reporting on the activities of the Bank's subsidiaries located in their jurisdictions. As part of its oversight process, the BMA receives copies of each of these reports on a regular basis and liaises with the regulatory authorities in the respective locations.
From time to time, in the ordinary course of business, the Bank enters into agreements with the BMA under which the Bank agrees to achieve or maintain certain levels of capital and to obtain the BMA's prior approval to take certain corporate actions. Certain actions that may not be taken without prior BMA approval include: (1) paying any dividends on the common shares, (2) creating or increasing the authorized amount of, or issuance of, common shares, (3) repurchasing common shares and (4) entering into a material acquisition.
Under the market disclosure requirements (referred to as Pillar III disclosures) applicable under both Basel II and the Basel II Accord ("Basel III"), the Bank is required to publish information about the risks to which it is exposed. Effective as of January 1, 2015, the BMA adopted capital and liquidity regulatory requirements consistent with Basel III, a framework released by the Basel Committee on Banking Supervision. Basel III aims to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. Basel III adopts CET1 capital as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new LCR regimes.
The Basel III regulatory framework adopts a phased implementation approach for Bermuda banks with full implementation on January 1, 2019, consistent with BCBS recommendations. When fully phased-in, the Bank will be subject to the following requirements:

•
adopted CET1 as the primary and predominant form of regulatory capital, with a requirement of CET1 of at least 7.0% of RWA, inclusive of a minimum CET1 ratio of 4.5% and the new capital conservation buffer of 2.5%, but excluding the D-SIB surcharge described below. The BMA has allowed Bermuda banks to make the one-time irrevocable election to exclude other comprehensive income on their available-for-sale portfolios from CET1;

•
adopted a Tier 1 capital requirement of at least 8.5% of RWA, inclusive of a minimum Tier 1 ratio of 6% and the new capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;

•
adopted a total capital requirement of at least 105% of RWA, inclusive of a minimum total capital ratio of 8% and the new capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;

•
the Bank is considered to be a D-SIB and will be subject to a 3% surcharge composed of CET1-eligible capital implemented by the BMA effective September 30, 2015. This is based upon its assessment of the extent to which the Bank (individually and collectively with the other Bermuda banks) poses a degree of material systemic risk to the economy of Bermuda due to its role in deposit taking, corporate lending, payment systems and other core economic functions;

•
provided for the inclusion of a countercyclical buffer to be introduced when macro-economic indicators provide an assessment of excessive credit or other pressures building in the banking sector, potentially increasing the CET1, Tier 1 and total capital ratios by up to 2.5%;

•	adopted the introduction of a 5% leverage ratio as calculated in Basel III; and

•	adopted the liquidity coverage ratio implementation timetable consistent with that published by Basel III, with a minimum requirement of 60%, rising in equal annual steps to 100% by January 1, 2019.

The minimum capital ratio requirements set forth above do not reflect additional Pillar II add-on requirements that the BMA may impose upon us as a prudential measure from time to time. As of January 1, 2017, our minimum total capital ratio required by the BMA is 15.9% and our minimum CET1 ratio requirement is 8.8%. As of the date hereof, we expect that our minimum total capital ratio requirement at January 1, 2019 may be 17.2% (inclusive of the minimum required total capital ratio of 10.5% as described above). However, as our capital requirements remain under continuous review by the BMA pursuant to its prudential supervision, we cannot guarantee that the BMA will not seek higher total capital ratio requirements at any time.

Bermuda Monetary Authority Act 1969
The Bermuda Monetary Authority Act 1969 established the Bermuda Monetary Authority as a statutory corporate body responsible for, among other things, supervising, regulating and inspecting any financial institution which operates in or from within Bermuda (which includes the Bank). Specific areas of financial regulation, such as the banking industry, are also the subject of separate, specific legislation (some of which is discussed below), but this specific legislation is nevertheless administered by the BMA in its supervisory capacity. In addition to its supervisory functions, both under the Bermuda Monetary Authority Act 1969 and the specific legislation discussed below, the BMA is empowered to assist foreign regulatory bodies by requiring entities supervised and regulated by the BMA to furnish information on demand to the BMA in connection with foreign regulatory requests.
Banks and Deposit Companies Act 1999
The BDCA prohibits any person from carrying on a deposit-taking business in or from within Bermuda unless that person is a company incorporated in Bermuda and licensed by the BMA under the BDCA. The BDCA provides for two classes of licenses: banking licenses and deposit company licenses. The Bank holds a banking license and a deposit company license. Unless otherwise permitted by the BMA, a company that holds a banking license must provide a range of minimum services to the public in Bermuda, including (without limitation) current accounts in Bermuda dollars, other deposit accounts, loan facilities in Bermuda Dollars, foreign exchange services and credit card or debit card facilities. A company holding a deposit company license typically offers a small range of services but, unless otherwise permitted by the BMA, must also provide some specified services to the public in Bermuda, including (without limitation) savings, deposit or other similar accounts in Bermuda Dollars and loans in Bermuda Dollars secured on mortgages of real property in Bermuda.
As the agency responsible for administering the BDCA, regulating deposit-taking businesses and protecting depositors, the BMA has broad authority to compel companies licensed under the BDCA to take or cease specific actions and comply with informational or access requests. Under the BDCA, the BMA can, or can compel these companies, including us to, among other things, do any or all of the following:

•	provide such information as the BMA may reasonably require;

•	submit a report prepared by the Bank's auditors or by an accountant or other person with professional skills on any matter about which the BMA could require us to provide information;

•	produce documentation or other information as the BMA may reasonably require; and

•	permit any officer, servant or agent of the BMA, on producing evidence of his authority, to enter the Bank's premises to obtain information and documents.
In addition, the BMA has the power to do any or all of the following:

•	examine, copy or retain any documents relating to the Bank's deposit-taking business;

•	require the Bank to take certain steps or to refrain from adopting or pursuing a particular course of action or to restrict the scope of the Bank's business in a particular way;

•	appoint competent persons to investigate and report to the BMA on the Bank's business or the Bank's ownership and control;

•	restrict the scope of a license or revoke a license; and

•	vary, suspend or revoke the Bank's banking license and to give directions if it feels these are necessary to protect the Bank's depositors.
The Bank's failure to comply with any of the statutory requirements set forth in the BDCA could result in civil or criminal penalties.
The Bank is required to report certain transactions to the BMA. These include any transaction or transactions relating to any one person as a result of which the Bank would be exposed to a risk of incurring losses in excess of 10% of the Bank's available capital resources, or where the Bank proposes to enter into a transaction or transactions relating to any one person, which, either alone or together with previous transactions entered into by the Bank in relation to the same person, would result in the Bank being exposed to the risk of incurring losses in excess of 25% of its available capital resources. This also applies where the transaction relates to different persons if they are connected in such a way that the financial soundness of any of them may affect the financial soundness of the others or the same factors may affect the financial soundness of both or all of them. The BMA may extend the scope of this requirement to the Bank's subsidiaries even if these subsidiaries are not licensed under the BDCA as if the transactions and available capital resources of the Bank's subsidiaries were included in the Bank's available capital resources. For the purpose of the foregoing, the transactions which must be reported by the Bank to the BMA are those between the Bank and a person where:

(a)	that person incurs an obligation to the Bank or as a result of which such person may incur such an obligation;

(b)	the Bank will incur, or as a result of which it may incur, an obligation in the event of that person defaulting on an obligation to a third party; or

(c)
the Bank acquires or incurs any obligation to acquire, or as a result of which it may incur an obligation to acquire, an asset the value of which depends wholly or mainly on that person performing their obligations or otherwise on his financial soundness and the risk of loss attributable to a transaction is, in a case within paragraph (a) or (b), the risk of the person concerned defaulting on the obligation there mentioned and, in a case within paragraph (c), the risk of the person concerned defaulting on the obligations there mentioned or of a deterioration in such person's financial soundness. The Bank's available capital resources may be determined by the BMA after consultation with it and in accordance with principles published by the BMA. It is an offense for the Bank to fail to make the required reports.
Under the BDCA, any person who becomes a significant shareholder of a deposit-taking institution, which is defined to include persons, either individually or with associates, who (i) hold 5% or more of the shares in the institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 5% or more of the voting power at any general meeting of the institution or of another company of which it is such a subsidiary, must notify the BMA in writing of that fact within seven days. Failure to provide the BMA with prompt and appropriate notice would constitute an offense that could result in a fine.
The BDCA prohibits a person from becoming a shareholder controller of any company licensed under the BDCA unless the person provides written notice to the BMA of his intent to do so and the BMA does not object. The definition of shareholder controller is set out in the BDCA but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the BDCA) (i) holds 10% or more of the shares in the licensed institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the licensed institution or another company of which it is such a subsidiary. The BDCA distinguishes between shareholder controllers of the following threshold descriptions: "10% shareholder controllers," "20% shareholder controllers," "30% shareholder controllers," "40% shareholder controllers," "50% shareholder controllers," "60% shareholder controllers" and "principal shareholder controllers" who have a 75% or greater interest. A person who intends to become a shareholder controller, or a shareholder controller who intends to increase his shareholding/control, meaning generally, ownership of shares or the ability to exercise or control the exercise of voting rights attached to shares, beyond his present threshold, must provide written notice to the BMA that he intends to do so. It is an offense not to give this notice. The BMA may object to a person's notice of intent to become a shareholder controller of any description or to an existing shareholder controller where it appears to the BMA that, among other things, such person is not or is no longer a fit and proper person to be such controller of the institution. If the BMA objects, the BMA will provide such person with written notice of its objection.
Prior to serving a notice of objection, the BMA serves the person seeking to become a shareholder of any description or serves an existing shareholder controller with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, stating, among other things, the reasons for the BMA's proposed objection. The statement of the BMA's reasons for their proposed objection will, however, be subject to the BMA's determination that such statement would involve the disclosure of confidential information, the disclosure of which would be prejudicial to a third party. A person served with a preliminary written notice may, within a period of 28 days beginning with the day on which the notice is served, make written representations to the BMA and the BMA shall take any such representations into account in deciding whether to serve a notice of objection.
If three months pass from the date of giving the notice to the BMA without the BMA serving a notice of objection, then the person may become a shareholder controller as requested in the notice. In practice, the BMA's procedure is generally to respond to a person's shareholder controller notification.
If a person becomes a shareholder controller or increases his shareholding/control in spite of the BMA's objection thereto, if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his or her being a shareholder controller, the BMA may take the actions specified in the BDCA, including revoking the relevant license where a 50%, 60% or principal shareholder controller is involved, or mandating that any specified shares become subject to one or more of the following restrictions:

•	any transfer of or agreement to transfer those shares or, in the case of unissued shares, any transfer of or any agreement to transfer the right to be issued with them, will be void;

•	no voting rights may be exercisable in respect of the shares;

•	no further shares may be issued in right of them or pursuant to any offer made to their holder; or

•	except in liquidation, no payment may be made of any sums due from the deposit-taking institution on the shares, whether in respect of capital or otherwise.
A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the BDCA for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or become or continued to be a controller in contravention of the BDCA. In addition, if a person has had its license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:

•	where the decision was made to impose or vary any restriction, the tribunal may direct the BMA to impose different restrictions or to vary them in a different way; or

•	where the decision was to revoke a license, the tribunal may direct the BMA to restrict it instead.
In the event that the BMA imposes any of the restrictions listed above, the restrictions may apply to:

•
all shares of the deposit-taking institution where the person in question is a shareholder controller that (i) are held by him or any associate of his, and (ii) were not so held immediately before he became such shareholder controller of the institution; and

•
all shares in another company where the person in question became a shareholder controller (i) as a result of the acquisition by him or any associate of his of shares in such other company, and (ii) the shares were not so held before he became a shareholder controller of such institution.

A company licensed under the BDCA must give written notice to the BMA in the event that any person has either become or ceased to be a director, controller or senior executive of such licensed company. The written notice is required to be given to the BMA within 14 days beginning with the day on which the licensed company becomes aware of the relevant change in director, controller or senior executive. The definition of "controller" is set out in the BDCA but generally refers to (i) a shareholder controller, a managing director or chief executive officer of the deposit-taking institution or of another company of which it is a subsidiary, or (ii) a person whose duties include directing the actions of the board of directors of the licensed company or of another company of which it is a subsidiary, or (iii) a person whose duties include directing the actions of any shareholder controller of the deposit-taking institution.
Trusts (Regulation of Trust Business) Act 2001
The principal purpose of the Trusts (Regulation of Trust Business) Act 2001 (the "Trusts Business Act"), which came into effect on January 25, 2002, is to regulate "trust business," which is generally defined as providing the services of a trustee as a business, trade, profession or vocation. Under the Trusts Business Act, a license is required to conduct trust business in or from within Bermuda. Licenses are designated either "unlimited" or "limited." Only bodies corporate are entitled to obtain unlimited licenses, which allow them to conduct trust business and solicit business from the public generally. At present, the Bank and certain of its subsidiaries hold unlimited licenses issued by the BMA pursuant to the Trusts Business Act. Pursuant to Section 6 of the Trusts Business Act, the BMA has published a Statement of Principles, in accordance with which it is acting or purporting to act with respect to the exercise of its powers under the Trusts Business Act, including (without limitation) the BMA's minimum licensing criteria, the grounds for revocation of licenses, the power to grant, revoke or restrict a license and the power to obtain information or require the production of documents. In addition, pursuant to Section 7 of the legislation, the BMA published a Code of Practice that provides guidance as to the duties, requirements, procedures, standards and principles to be observed by persons carrying on trust business under the Trusts Business Act.
The BMA's powers under the Trusts Business Act include (without limitation) the power to:

•	impose conditions on a license with respect to scope and type of business, to protect a client or potential client of a licensee;

•	revoke a license in certain circumstances including if the licensee has not complied with the licensing criteria; and

•	request and obtain information from a licensee to ensure compliance with the Trusts Business Act, and to safeguard the interests of the licensee's clients.
The Trusts Business Act prohibits a person from becoming a 10% shareholder controller or a majority shareholder controller of a licensed company, unless such person provides written notice to the BMA of his intent to do so and the BMA does not object. It is an offense not to provide this notice. The definition of shareholder controller is set out in the Trusts Business Act, but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the Trusts Business Act) (i) holds 10% or more of the shares in the licensed company or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the licensed company or another company of which it is such a subsidiary. A "majority shareholder controller" is defined under the Trusts Business Act as a shareholder controller which, among other things, (i) holds 50% or more of the issued and outstanding shares in the licensed company; (ii) is entitled to exercise, or control the exercise of 50% or more of the voting power at any general meeting of the licensed company.
The BMA may object to a person's notice of intent to become a 10% shareholder controller or majority shareholder controller or may object to an existing shareholder controller of any description where it appears to the BMA that, among other things, such person is not or is no longer a fit and proper person to be such a controller of the licensed company. If the BMA objects, the BMA will provide such person with a written notice of objection. Prior to serving any such notice of objection, the BMA serves the person seeking to become a shareholder controller or serves an existing shareholder controller with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, stating, among other things, the reasons for the BMA's proposed objection. The statement of the BMA's reasons for their proposed objection will, however, be subject to the BMA's determination that such statement would involve the disclosure of confidential information, the disclosure of which would be prejudicial to a third party. A person served with a preliminary written notice may, within a period of 28 days beginning with the day on which the notice is served, make written representations to the BMA and the BMA shall take any such representations into account in deciding whether to serve a notice of objection.
If three months pass from the date of notifying the BMA of a new shareholder controller or an increased shareholding/control beyond a shareholder controller's then current threshold, without the BMA serving a notice of objection, then the person may become a shareholder controller as requested in the notice. In practice, the BMA's procedure is generally to respond to a person's shareholder controller notification.
If a person becomes a shareholder controller in spite of the BMA's objection thereto, if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his or her being a shareholder controller, the BMA may take certain actions, including mandating that any specified shares become subject to one or more of the following restrictions:

•	any transfer of or agreement to transfer those shares or, in the case of unissued shares, any transfer of or any agreement to transfer the right to be issued with them, will be void;

•	no voting rights may be exercisable in respect of the shares;

•	no further shares may be issued in right of them or pursuant to any offer made to their holder; or

•	except in liquidation, no payment may be made of any sums due from the licensed company on the shares, whether in respect of capital or otherwise.
A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the Trusts Business Act for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or become or continued to be a controller in contravention of the Trusts Business Act. In addition, if a person has had its license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:

•	where the decision was made to impose or vary any restriction, the tribunal may direct the BMA to impose different restrictions; or

•	where the decision was to revoke a license, the tribunal may direct the BMA to restrict it instead.
In the event that the BMA imposes any of the restrictions listed above, the restrictions may apply to:

•
all shares of the licensed company of which the person in question is a shareholder controller that (i) are held by him or any associate of his, and (ii) were not so held immediately before he became such shareholder controller of the licensed company; and

•
all shares in another company where the person in question became a shareholder controller (i) as a result of the acquisition by him or any associate of his of shares in such other company, and (ii) the shares were not so held before he became a shareholder controller of such licensed company.

A company licensed under the Trusts Business Act must give written notice to the BMA in the event that any person has either become or ceased to be a controller or officer of such licensed company. The written notice is required to be given to the BMA within 14 days beginning with the day on which the licensed company becomes aware of the change in controller or officer. The definition of "controller" is set out in the Trusts Business Act but generally refers to (i) a shareholder controller, a managing director or chief executive officer of the licensed company or of another company of which it is a subsidiary, or (ii) a person whose duties include directing the actions of the board of directors of the licensed company or of another company of which it is a subsidiary, or (iii) a person whose duties include directing the actions of any shareholder controller of the licensed company. The definition of "officer" under the Trusts Business Act, includes a director, secretary or any senior executive.
Investment Business Act 2003
The Investment Business Act 2003 (the "Investment Business Act") prohibits any person from carrying on, or purporting to carry on, an investment business in or from within Bermuda unless that person holds a license granted under the Investment Business Act, or is exempted from holding a license. The Investment Business Act defines "investment business" broadly as the business of dealing in investments, arranging deals in investments, managing or offering investments and giving advice on investments.
Under the Investment Business Act, the BMA is given the authority to grant licenses and to supervise license holders. The BMA will only grant a license if it is satisfied that the applicant complies with licensing criteria set out in the Investment Business Act, which include (without limitation) that controllers and senior executives of the applicant are fit and proper persons to carry on such business, the applicant company's business is effectively directed by at least two individuals (unless the BMA otherwise approves), the Board of the applicant has a number of independent directors considered appropriate by the BMA, the applicant's business is conducted in a prudent manner, the position of the applicant in the group does not obstruct effective consolidated supervision and the applicant will carry on the investment business with integrity and professional skill appropriate to the nature and scale of its activities.
At the present time, the Bank's wholly owned subsidiaries Butterfield Trust (Bermuda) Limited, Butterfield Securities (Bermuda) Limited and Butterfield Asset Management Limited hold licenses under the Investment Business Act.
Under the Investment Business Act the BMA may require an accountant's report on a license holder, to appoint an inspector to carry out an investigation into the affairs of a license holder and to demand the production of documents or information relating to the investment business of a license holder. The Investment Business Act also grants the BMA broad powers to enforce the provisions of the Investment Business Act, including (without limitation) powers to issue directions, to vary, suspend or cancel a license, to appoint a custodian manager of an offending investment business, to levy fines and to seek from the court injunctions and restitution orders. If the BMA considers that an investment provider knowingly and willfully has breached any condition imposed on its license, the licensing criteria or any other duty or obligation under the Investment Business Act, or has been carrying on investment business in a manner detrimental to the interest of its clients and creditors, or contrary to the public's interests, the BMA may issue a direction of compliance, vary, suspend or cancel the license of the investment provider, appoint a custodian manager to manage the investment business, impose civil penalties, or publicly censure an investment provider.
The Investment Business Act prohibits a person from becoming a 10% shareholder controller or a majority shareholder controller of an investment provider, unless such person provides written notice to the BMA of his intent to do so and the BMA does not object. It is an offense not to provide this notice. The definition of 10% shareholder controller is set out in the Investment Business Act, but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the Investment Business Act) (i) holds 10% or more of the shares in the investment provider or its parent undertaking; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power in the investment provider or in the parent undertaking. A "majority shareholder controller" is defined under the Investment Business

Act as a shareholder controller which (i) holds 50% or more of the issued and outstanding shares in the investment provider or its parent undertaking; or (ii) is entitled to exercise, or control the exercise of 50% or more of the voting power in the investment provider or in the parent undertaking.
The BMA may object to a person's notice of intent to become a 10% shareholder controller or majority shareholder controller or to an existing shareholder controller of any description where it appears to the BMA that, among other things, such person is not or is no longer a fit and proper person to be such controller of the licensed company. If the BMA objects, the BMA will provide such person with a written notice of objection. Prior to serving any such notice of objection, the BMA serves the person seeking to become a shareholder controller or will serve an existing shareholder controller with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, stating, among other things, the reasons for the BMA's proposed objection. The statement of the BMA's reasons for their proposed objection will, however, be subject to the BMA's determination that such statement would involve the disclosure of confidential information, the disclosure of which would be prejudicial to a third party. A person served with a preliminary written notice may, within a period of 28 days beginning with the day on which the notice is served, make written representations to the BMA and the BMA shall take any such representations into account in deciding whether to serve a notice of objection.
If three months pass from the date of notifying the BMA of a new shareholder controller or an increased shareholding/control beyond a shareholder controller's then current threshold, without the BMA serving a notice of objection, then the person may become a shareholder controller as requested in the notice. In practice, the BMA's procedure is generally to respond to a person's shareholder controller notification.
If a person becomes a shareholder controller in spite of the BMA's objection to his or her becoming a shareholder controller or if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his or her being a shareholder controller, the BMA may take certain actions, including mandating that any specified shares become subject to one or more of the following restrictions:

•	any transfer of or agreement to transfer those shares or, in the case of unissued shares, any transfer of or any agreement to transfer the right to be issued with them, will be void;

•	no voting rights may be exercisable in respect of the shares;

•	no further shares may be issued in right of them or pursuant to any offer made to their holder; or

•	except in liquidation, no payment may be made of any sums due from the investment provider on the shares, whether in respect of capital or otherwise.
A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the Investment Business Act for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or become or continued to be a controller in contravention of the Investment Business Act. In addition, if a person has had its license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:

•	where the decision was made to impose or vary any restriction, the tribunal may direct the BMA to impose different restrictions or to vary them in a different way; or

•	where the decision was to revoke a license, the tribunal may direct the BMA to restrict it instead.
In the event that the BMA imposes any of the restrictions listed above, the restrictions may apply to:

•
all shares of the investment provider of which the person in question is a shareholder controller that (i) are held by him or any associate of his, and (ii) were not so held immediately before he became such shareholder controller of the investment provider; and

•
all shares in another company where the person in question became a shareholder controller (i) as a result of the acquisition by him or any associate of his of shares in such other company, and (ii) the shares were not so held before he became a shareholder controller of such investment provider.

A company licensed under the Investment Business Act must give written notice to the BMA in the event that any person has either become or ceased to be a controller or officer of such investment provider. The written notice is required to be given to the BMA within 14 days beginning with the day on which the investment provider becomes aware of the change in controller or officer. The definition of "controller" is set out in the Investment Business Act but generally refers to a shareholder controller, a managing director or chief executive officer of the investment provider or of another company of which it is a subsidiary, or a person whose duties include directing the actions of any shareholder controller of the investment provider. The definition of "officer" under the Investment Business Act, includes a director, secretary or any senior executive.
Bermuda Corporate Service Provider Business Act 2012
The Bermuda Corporate Service Provider Business Act 2012 (“BCSPB”) regulates persons carrying on a corporate service provider business in Bermuda. “Corporate service provider business” in this context means the provision of any of the following services for a profit: (i) acting as a company formation agent; (b) providing nominee services, including (against other things) providing nominee shareholders; (c) providing administrative and secretarial services to companies or partnerships (including, among other things, providing a registered office and maintaining the books and records of a company or partnership); (d) performing functions in the capacity as a resident representative under various Bermuda statutes ; and (e) providing any other corporate or administrative services as may be specified in regulations made under the BCSPB. Under the BCSPB, the Bank or any of its subsidiaries are required to hold a corporate service provider license to lawfully provide corporate services to our customers in Bermuda, although a transitional period is currently in effect pending the determination of the initial round of corporate service provider license applications. Licensing under the BCSPB is administered by the BMA.
Pursuant to the provisions of the BCSPB any person who, together with their associates (within the meaning of the BCSPB), intends to become either a shareholder controller or a majority shareholder controller of a BCSPB licensed entity, must first serve notice of their intent to do so on the BMA and either receive a notice of non-objection from the BMA, or wait for the expiration of a three month period starting from the date of the notice to the BMA without the BMA having served a written notice of objection. A “shareholder controller” under the BCSPB is any person who, either alone or with any associate or associates, (i) holds 10% or more of shares of the licensed entity (if it is a company) or 10 % or more of another company of which the licensed entity is a subsidiary; (ii) is entitled to control or control the exercise of 10% or more of the voting power at any general meeting of the licensed entity (if it is a company) or of another company of which the licensed entity is a subsidiary; or (iii) is able to exercise a significant influence over the management of a licensed entity or of another company of which the licensed entity is a subsidiary by virtue of holding shares in or an entitlement to exercise or control the exercise of the voting power at any general meeting of either the licensed entity (if it is a company) or its holding company. A “majority shareholder controller” under the BCSPB has the same meaning as limbs (i) and (ii) in the preceding sentence, save that the relevant percentage threshold for ownership is 50% or more.
In addition to the requirement to notify and obtain BMA non-objection (whether express or deemed) of any change in shareholder controller or majority shareholder controller of a BCSPB licensed entity, if at any time it appears to the BMA that a person who is a “controller” of any description of a BCSPB licensed entity is not a fit and proper person for such role, the BMA may serve a written notice of objection to that controller; provided that, before serving such a notice, the BMA must serve that person with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, specifying the reasons for which it appears to the BMA why that person is not or is no longer a fit and proper person and advising as to the rights of that person to make written representations to the Authority within 28 days beginning on the day on which such notice is served, and that such written representations shall be taken into account by the Authority in deciding whether to serve a notice of objection. For these purposes a “controller” includes (i) a managing director of a licensed entity or the licensed entity’s holding company; (ii) the CEO of the licensed entity or the licensed entity’s holding company; and (iii) a person in accordance with whose directions or instruction the directors of the licensed entity (or its holding company) are accustomed to act. Upon determining that any individual is not a fit and proper person, the BMA may pass a prohibition order, thereby preventing that individual from exercising any functions in connection with any business requiring licensing under the BCSPB. Furthermore, under the BCSPB, a licensed entity is required to give written notice to the BMA of any person becoming or ceasing to be a controller or an “officer” (director, company secretary or senior executive) of the licensed entity.
Breaches of the BCSPB are punishable by a range of criminal and civil penalties including fines, imprisonment and public censure; breaches can result in the licensed entity losing its license and therefore its ability to conduct corporate service provider business. The BMA is also empowered to restrict a controller’s ability to sell any shares (and exercise any rights in respect of such shares) held by the controller in a BCSPB licensed entity if they continue to be or become a controller following a confirmed notice of objection from the BMA.
Companies Act 1981
As a local company incorporated in Bermuda, the Bank is subject to the Companies Act 1981 (the "Companies Act"). Under section 114 of the Companies Act, no local company may carry on business of any sort in Bermuda unless, among other things, (i) it complies with the control and ownership requirements set out in Part I of the Third Schedule of the Companies Act; (ii) it is licensed under section 114B of the Companies Act and is carrying on such business in accordance with the terms and conditions imposed in such license; or (iii) its shares are listed on a designated stock exchange and the company is engaged as a business in a material way in a prescribed industry pursuant to section 114(1)(e) of the Companies Act.
In December 2000, the Minister of Finance issued to the Bank a license pursuant to section 114B of the Companies Act allowing the Bank to carry on business in Bermuda without complying with certain provisions of the Third Schedule to the Companies Act. Effective June 10, 2016, the Bank relinquished its section 114B license and carries on business in Bermuda without complying with the provisions of the Third Schedule in reliance upon the exemption in section 114(1)(e) of the Companies Act. The Bank qualifies for this statutory exemption by virtue of (i) the listing of the Bank's shares on the BSX, which is a "designated stock exchange" for the purposes of the Companies Act and (ii) the Bank's material business of banking, which is a "prescribed industry" for the purposes of the Companies Act.
Exchange Control
The Bank is designated as resident in Bermuda for exchange control purposes.
The BMA has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided the Bank's shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the BMA shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.
Stamp Duty
Stamp duty is a tax in Bermuda imposed on written documents. The governing legislation is the Stamp Duties Act 1976, as amended (the "Stamp Duties Act"). The Stamp Duties Act sets out the instruments that are subject to stamp duty, which generally include certain instruments or documents as specified in the Stamp Duties Act that are executed in Bermuda or, if executed outside of Bermuda, are then brought into Bermuda.
There are certain limited stamp duty exemptions under the Bermuda Stock Exchange Company Act 1992 (the ‘‘BSX Act’’), which extend to local companies, the securities of which are listed on the BSX. The Bank’s common shares are currently listed on the NYSE and BSX. Pursuant to the BSX Act, the provisions of the Stamp Duties Act will not apply to any instrument which relates to (i) a conveyance or transfer on sale, (ii) a conveyance or transfer to effect or having the effect of a voluntary disposition inter vivos, or (iii) any agreement for the lending and borrowing, of any securities which are listed on the BSX. Accordingly, for so long as the common shares of the Bank remain listed on the BSX, the stamp duty exemptions under the BSX Act would apply. However, dealings in the Bank’s common shares beyond the limited exemptions under the BSX Act may attract stamp duty under various heads of the Schedule to the Stamp Duties Act. For example, ad valorem stamp duty may be payable (i) where security is granted over shares of the Bank, (ii) where shares of the Bank form part of a deceased’s estate and probate is sought, and (iii) on a share certificate where the share is issued by the Bank for the first time at a premium in excess of the par value thereof.
The Stamp Duties Act prescribes the persons liable to pay the stamp duty, whether the amount of duty is a fixed or ad valorem amount and the time period in which the duty must be paid, depending on the nature of the instrument. The Stamp Duties Act also sets out the consequences for failure to stamp instruments which are subject to duty.
Generally, if a stampable document has been executed in Bermuda or has been executed outside of Bermuda and then brought into Bermuda and stamp duty is not paid, the document is not valid for any purpose (including registration) in Bermuda, until such time as it is stamped. In addition, a stampable document which is not stamped (i) is not admissible in court proceedings in Bermuda, except in criminal proceedings or stamp duty violation prosecutions; and (ii) may not be acted upon, filed, or registered by any public official or by any company. Anyone trying to evade payment of stamp duty commits an offence and is liable to prosecution and penalty.
Limits on Shareholding
Generally, limits are imposed by the Companies Act on the percentage of shares in a local company carrying on business in Bermuda which may be held by persons who are non-Bermudian as that term is defined in the Companies Act. As described above, although the Bank relies on an exemption under section 114(1)(e) of the Companies Act to these ownership requirements and related control requirements, the bye-laws of the Bank currently restrict the voting rights of person who is not "Bermudian" (as such term is defined in the Companies Act) who is "interested" (as such term is defined in the bye-laws) in the Bank's shares which constitutes more than 40% of all shares then issued and outstanding is not entitled to vote the shares which are in excess of such 40% interest at any general meeting without the prior written approval of the Minister of Finance.
In addition, there are certain prior approval requirements pursuant to the BDCA, the Trusts Business Act and the Investment Business Act with respect to any person who seeks to become a "shareholder controller" (as defined under each of those Acts) of the Bank.
Deposit Insurance Scheme
Pursuant to the Deposit Insurance Act 2011 and the Deposit Insurance Rules 2016 of Bermuda, a Deposit Insurance Scheme (“DIS”) has come into effect in Bermuda. The DIS is administered by the Bermuda Deposit Insurance Corporation. The DIS is designed to protect the deposits of individuals, charities, unincorporated associations, partnerships, sole proprietors and small businesses by guaranteeing up to $25,000 of their aggregate Bermuda Dollar deposits in the event of a Bermuda deposit taking institution’s failure. The DIS is backed by a Deposit Insurance Fund which is in turn funded from premium contributions that are payable by all banks and credit unions licensed by the BMA . As a bank licensed by the BMA, we are required to be a member of the DIS and pay contributions to the Deposit Insurance Fund. Currently, our premium contribution is calculated by the Bermuda Deposit Insurance Corporation as 0.25% per annum of the average total amount of our Bermuda Dollar deposits that are covered by the DIS guarantee over a rolling three month period based on information disclosed by us to the Bermuda Deposit Insurance Corporation, with our initial contribution backdated to July 1, 2016. Each contribution to the Deposit Insurance Fund (including the initial contribution) is payable every three months in arrears.
The Cayman Islands
The Cayman Islands Monetary Authority
Our activities in the Cayman Islands are monitored by CIMA. CIMA is responsible for currency management, regulation and supervision of the Cayman Islands financial services sector (which includes securities and investments business, banking, insurance and fiduciary services), advice to the Cayman Islands government and cooperation with overseas regulatory authorities. CIMA's principal focus is to promote and maintain a sound financial system in the Cayman Islands and to promote and enhance market confidence, consumer protection and the reputation of the Cayman Islands as a financial center.
CIMA has broad statutory powers of enforcement. These powers are intended to permit CIMA to have access to information held or maintained by a licensee as necessary and to enable CIMA to take appropriate remedial action if a licensee is in default of its obligations under applicable laws.
Relevant Legislation/Regulations
Banks & Trust Companies Laws (2013 Revision)
The Banks and Trust Companies Law (2013 Revision) (the "BATCL") provides that it is an offense to conduct banking business or trust business without the appropriate license. Bank of Butterfield (Cayman) Limited holds a category "A" banking license and a trust license, both issued by CIMA.
The BATCL is supplemented by certain regulations which, among other things, prescribe the fees that are payable by licensees and certain information that must be submitted to CIMA in connection with any license application.
Licensees must adhere to certain capital adequacy requirements and must file audited financial statements with CIMA within three months of their financial year-end. Prior written approval of CIMA is required in a number of circumstances including, but are not limited to, the issue, transfer or disposal of any shares, the appointment of a new director or senior officer or where the licensee wishes to conduct business that deviates from its business plan submitted at the time of its license application.
Securities Investment Business Law (2015 Revision), as amended
The Securities Investment Business Law (2015 Revision), as amended (the "SIBL") provides that a person shall not carry on, or purport to carry on, securities investment business in or from the Cayman Islands unless that person is for the time being licensed under SIBL or is exempted from the requirement to hold a license pursuant to SIBL. Butterfield Bank (Cayman) Limited holds a securities investment business license, issued by CIMA, to conduct its business.
SIBL is essentially designed to achieve the licensing and regulation of securities investment providers and applies to (i) any company, foreign company or partnership incorporated or registered in the Cayman Islands and carrying on "securities investment business" anywhere in the world, or (ii) any entity which has a "place of business" in the Cayman Islands through which "securities investment business" is carried on. The entity need not have a physical presence in the Cayman Islands in order for such entity to fall within the ambit of SIBL.
Certain activities are explicitly excluded that would otherwise fall within the definition of securities investment business. In addition, SIBL exempts certain persons who are engaged in securities investment business with, among other things, sophisticated or high net worth persons (as such terms are defined in SIBL) from the full licensing requirements of SIBL, provided that they file an annual declaration with CIMA and pay an annual fee.
Insurance Law, 2010 (as amended)
CIMA regulates the insurance industry in the Cayman Islands pursuant to the Insurance Law, 2010 (as amended) (the "IL"). Such regulation includes licensing, ongoing supervision, and enforcement.
Pursuant to the IL, a company is required to hold a license in order to carry on insurance or reinsurance business or business as an insurance agent, insurance broker or insurance manager in or from the Cayman Islands. Bank of Butterfield (Cayman) Limited (which is not itself an insurer) holds an insurance agent license, issued by CIMA, permitting it to solicit domestic business on behalf of not more than one general insurer and one long term insurer.
Companies Laws (2016 Revision) as amended
Butterfield Bank (Cayman) Limited is an ordinary resident company incorporated in the Cayman Islands, meaning that, subject to it being licensed under the BTCL, it can carry on business within the Cayman Islands. Butterfield Bank (Cayman) Limited is required to comply with the requirements of the Companies Law (2016 Revision), as amended, this being the principal statute governing the incorporation and ongoing operations of the Cayman Islands companies.
Money Laundering Regulations (2015 Revision); Proceeds of Crime Law (2016 Revision); and Terrorism Law (2015 Revision), each as amended
Butterfield Bank (Cayman) Limited is subject to the Money Laundering Regulations (2015 Revision) (the "Regulations") made pursuant to the Proceeds of the Crime Law (2016 Revision) (the "PCL"), each as amended. The Regulations apply to anyone conducting "relevant financial business" in or from the Cayman Islands intending to form a business relationship or carry out a one-off transaction. The Regulations require a financial service provider to maintain certain anti-money laundering procedures including those for the purposes of verifying the identity and source of funds of an "applicant for business" except in certain circumstances, including where an entity is regulated by a recognized overseas regulatory authority and/or listed on a recognized stock exchange in an approved jurisdiction. In addition, if any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct, or is involved with terrorism or terrorist property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (the "FRA"), pursuant to the PCL, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law 2015 Revision), if the disclosure relates to involvement with terrorism or terrorist financing and property.

Guernsey
Guernsey Financial Services Commission
Our activities in Guernsey are monitored by the Guernsey Financial Services Commission (the "GFSC") through its Probability and Risk Impact System. The primary objective of the GFSC is to regulate and supervise finance businesses in the Bailiwick of Guernsey ("Guernsey," or the "Bailiwick"). Almost all financial service activities in Guernsey are required to be licensed by the GFSC. Once licensed, the businesses are subject to the regulation, oversight, investigatory, information gathering and enforcement powers of the GFSC.
The various divisions of the GFSC perform regular visits with the purpose of understanding the business and reviewing the risk management and internal control environment (including monitoring and any outsourced functions). Such visits also monitor compliance with applicable law and regulation.
In addition to conducting on-site reviews, the GFSC has a continuing duty to determine whether entities it regulates and the persons who own or run them remain fit and proper. Licensees therefore have a statutory obligation to notify the GFSC of various changes, which are set out in comprehensive rules and regulations. The GFSC also requires financial services businesses to submit periodic returns for statistical analysis and inclusion in thematic studies.
The GFSC has wide powers of enforcement to address shortcomings and breaches by financial services businesses. These range from private warnings and reprimands to revocation and suspension of applicable licenses and consents and criminal prosecution, among others.
The Banking Supervision (Bailiwick of Guernsey) Law, 1994
The Banking Supervision (Bailiwick of Guernsey) Law, 1994 (the "BSL") provides that no person shall in the Bailiwick accept a deposit in the course of carrying on, whether in the Guernsey or elsewhere, a deposit-taking business under the authority of and in accordance with the condition of a license granted by the GFSC. Butterfield Bank (Guernsey) Limited holds a license under the BSL. In order to be granted a license, a company's business must be carried on with prudence, integrity, professional skills and in a manner which will not tend to bring the Bailiwick into disrepute. The business must also be directed by at least two individuals who are resident in the Bailiwick of Guernsey with appropriate standing and experience and sufficiently independent of each other. Businesses must also adhere to codes, principles, rules and instructions issued from time to time.
Regulation of Fiduciaries, Administration Businesses and Company Directors (Bailiwick of Guernsey) Law 2000
The Regulation of Fiduciaries, Administration Businesses and Company Directors (Bailiwick of Guernsey) Law 2000 (the "Guernsey Fiduciaries Law") provides that only a person licensed by the GFSC under the Guernsey Fiduciaries Law can operate fiduciary businesses, which includes:

•	formation, management and administration or trusts;

•	company or corporate administration;

•	provision of executorship services; and

•	the formation and management of foundations.
The GFSC can grant two different categories of license, including a full fiduciary license, which can only be granted to a company or a partnership, and a personal fiduciary license. The full fiduciary license covers any director, manager, partner or employee acting in the course of their employment.
The Protection of Investors (Bailiwick of Guernsey) Law, 1987
Under the Protection of Investors (Bailiwick of Guernsey) Law, 1987, as amended (the "POI Law"), a person shall not (subject to certain exemptions) carry on, or hold himself out as carrying on, any controlled investment business in or from within the Bailiwick, except under and in accordance with the terms of a license. For the purposes of the POI Law, a controlled investment includes collective investment schemes and general securities and derivatives. All Guernsey domiciled funds have to be authorized by or registered with the GFSC and be administered by a Guernsey licensed administrator. In addition, open-ended funds must also have a Guernsey licensed custodian.
The Financial Services Commission (Bailiwick of Guernsey) Law, 1987
The Financial Services Commission (Bailiwick of Guernsey) Law, 1987 provides that the general functions of the GFSC are to supervise the finance business in the Bailiwick, to counter financial crime and the financing of terrorism and to maintain confidence in the Bailiwick's reputation as an international finance center.
The Criminal Justice (Proceeds of Crime) (Bailiwick of Guernsey) Law, 1999
The Criminal Justice (Proceeds of Crime) (Bailiwick of Guernsey) Law, 1999 established certain offenses in connection with the proceeds of criminal conduct including concealing of transferring the proceeds of crime, assisting another person to retain the proceeds of criminal conduct, acquisition, possession or use of proceeds of criminal conduct and tipping-off.
The Terrorism and Crime (Bailiwick of Guernsey) Regulations, 2007
The Terrorism and Crime (Bailiwick of Guernsey) Regulations, 2007 provides for a positive obligation on businesses to report internally any suspicions of money laundering. A money laundering reporting officer must be appointed to fulfill this function and to make disclosure to the relevant division of Guernsey's police unit.
United Kingdom
Regulatory Regime
Prior to January 2017, our activities in the UK took place through Butterfield Bank (UK) Limited ("BBUK") and consisted of various banking and investment services businesses, including lending, administering and advising on regulated mortgage contracts (including consumer buy to let business), and arranging deals in, and managing investments. Throughout 2016, we wound down the private banking business, deposit-taking and investment management services of BBUK. We continue to provide UK residential property lending services and family office services through an entity now known as Butterfield Mortgages Limited (“Butterfield UK”).
The primary legislation governing the provision of Butterfield UK's services is the Financial Services and Markets Act 2000 and its secondary regulations ("FSMA"). FSMA requires that in order to carry on mortgage and investment services in the UK, a firm must be authorized (or exempt) and have the necessary permissions. Butterfield UK is authorized and has permissions to enter into, advise on and administer regulated mortgage contracts and to provide certain investment services.

Because its permissions are limited to mortgage and investment activities, Butterfield UK is, as of January 2017, only regulated by the Financial Conduct Authority ("FCA") and not by the Prudential Regulation Authority ("PRA"), which regulates banks and insurers. The FCA has responsibility for regulating the conduct of the business of Butterfield UK. On December 21, 2016, Butterfield UK ceased to be authorized as a bank and therefore ceased to be regulated by the PRA.
Butterfield UK must comply with the FCA handbook which contains detailed rules and guidance in respect of governance and conduct matters. The FCA's Principles for Business require, among other things, that Butterfield UK conducts its business with integrity and due skill, care and diligence and deal with its regulators in an open and co-operative way. In addition, certain directors and approved persons of Butterfield UK are subject to statements of principle and a code of practice that describes behaviors expected of persons operating in the regulated sector.
Control
FSMA requires any person seeking to obtain (and in certain circumstances increase) control over Butterfield UK to first get approval from the FCA. A person will become a controller if it holds (itself or with another where they are acting together) (i) 10% or more in the shares of Butterfield UK or in any parent undertaking; or (ii) 10% or more of the voting power in Butterfield UK or any parent.
The Companies Act 2006 requires that UK incorporated companies maintain a register of persons who have significant control over them. A person will be considered to have significant control if it holds (itself or with another where they are acting together) 25% or more of the company's shares or voting rights or has the ability to appoint a majority of the board of directors.
Capital
Butterfield UK is subject to capital rules under the FCA's Prudential sourcebook for Mortgage and Home Finance Firms and Insurance Intermediaries handbook (MIPRU). The MIPRU capital rules stipulate the minimum level and quality of capital that must be maintained to support the activities carried on.
AML and Financial Crime
Butterfield UK is subject to a range of legislation at a UK and European level requiring it to take steps to detect and prevent potential money laundering, financial crime or terrorist financing. The FCA and HM Treasury have investigatory powers in relation to suspected breaches.
Relevant legislation at the EU level is the Third Money Laundering Directive (2005/60) and, in the future, the Fourth Money Laundering Directive (2015/849) due to be implemented in the UK before June 26, 2017. From July 3, 2016, Butterfield UK has been subject to the Market Abuse Regulation (596/2014) and the Directive on criminal sanctions for market abuse (2014/57/EU) ("CSMAD") which have introduced a strengthened EU market abuse regime, incorporating a wide range of tougher sanctions which include criminal sanctions (under CSMAD) for the most serious market abuse cases.
At the UK level, Butterfield UK must comply with its obligations under the Proceeds of Crime Act 2002, the Terrorism Act 2000 and the Anti-terrorism, Crime and Security Act 2001, Counter-Terrorism Act 2008 (Schedule 7), the Transfer of Funds (Information on the Payer) Regulations 2007, the Money Laundering Regulations 2007 and certain specific obligations in FSMA (in particular with respect to market abuse and insider dealing) and the FCA Handbook. Together, this legislation requires regulated firms to create appropriate and risk-sensitive policies and procedures in relation to customer due diligence procedures and monitoring of transactions, to avoid financing terrorism or money laundering or facilitating either of these, to avoid dealing with certain persons specified by HM Treasury, and to disclose suspicious activity to the relevant regulatory authorities.
Butterfield UK must also comply with legislation of third countries to the extent that such legislation has extra-territorial effect and is applicable to it. Examples of this are the US PATRIOT Act of 2001 and The Foreign Account Tax Compliance Act ("FATCA") of 2010.
The Bahamas
The Central Bank of The Bahamas
Butterfield Trust (Bahamas) Limited has been granted a license from the Central Bank of The Bahamas to conduct banking and trust business from within The Bahamas. As the primary regulator of Butterfield Trust (Bahamas) Limited, the Central Bank of The Bahamas is responsible for the regulation and supervision of Butterfield Trust (Bahamas) Limited with respect to all of its operations, corporate governance issues, and compliance with applicable laws and regulations. The Central Bank of The Bahamas' regulations on capital adequacy and the regulatory framework within The Bahamas take into account the recommendations of the BCBS.
Relevant Legislation/Regulations
The Banks and Trust Companies Regulation Act and Regulations
The Banks and Trust Companies Regulation Act and Regulations set forth the basic provisions relating to the licensing and operations of banks and trust companies in The Bahamas, as well as the powers of the Central Bank of The Bahamas to supervise and audit the activities of such entities.
The Central Bank of The Bahamas Act
The Central Bank of The Bahamas Act provides general provisions relating to the structure and operation of the Central Bank of The Bahamas, the regulatory reporting required to be submitted to the Central Bank of The Bahamas by the licensees and the penalties that may be imposed for failure to comply with the orders of the Central Bank of The Bahamas.
Financial Intelligence and Reporting
The Financial Intelligence Unit Act provides for the establishment of the financial intelligence unit organization in The Bahamas that is responsible for receiving, analyzing, obtaining and disseminating information which relates to or may relate to the proceeds of offenses under the Proceeds of Crime Act or the Anti-Terrorism Act.
The Financial Transactions Reporting Act and Regulations provides the basic requirements applicable to financial institutions in The Bahamas with respect to verifying the identities of facility holders and bank customers, the obligation to report suspicious transactions to the financial intelligence unit, and minimum record retention policies and procedures.
Other Relevant Regulations

Butterfield Trust (Bahamas) Limited is also subject to various other regulations, including the Proceeds of Crime Act, which sets forth that it is a crime in The Bahamas for a person to conceal, transfer or deal with the proceeds of criminal conduct (such as money laundering) and the Anti-Terrorism Act, which sets forth that it is a crime in The Bahamas for a person to provide or collect funds or provide financial services or make such services available to persons with the intention that such funds or services are to be used in full or in part to carry out a terrorist act. In addition to the laws and regulations set forth above, Butterfield Trust (Bahamas) Limited is also obligated to comply with the guidelines released by the Central Bank of The Bahamas from time to time.
United States
Foreign Account Tax Compliance Act (FATCA)
Under FATCA, US federal tax legislation passed in 2010, a 30% withholding tax will be imposed on "withholdable payments" made to non-US financial institutions (including non-US investment funds and certain other non-US financial entities) that fail (or, in some cases, that have 50% affiliates which are also non-US financial institutions that fail) to provide certain information regarding their US accountholders and/or certain US investors (such US accountholders and US investors, "US accountholders") to the IRS. For non-US financial institutions that fail to comply, this withholding will generally apply without regard to whether the beneficial owner of a withholdable payment is a US person or would otherwise be entitled to an exemption from US federal withholding tax. "Withholdable payments" generally include, among other items, payments of US-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce US-source interest and dividends. Furthermore, FATCA may also impose withholding on non-US source payments by non-US financial institutions that comply with FATCA to non-US financial institutions that fail to comply with FATCA. Withholding pursuant to FATCA will start no earlier than January 2019 with respect to non-US source payments by non-US financial institutions. In general, non-publicly traded debt and equity interests in investment vehicles will be treated as "accounts" and subject to these reporting requirements. In addition, certain insurance policies and annuities are considered accounts for these purposes.
Some countries, including the Cayman Islands, Guernsey, the United Kingdom and The Bahamas, have entered into, and other countries are expected to enter into, Intergovernmental Agreements ("IGAs") with the United States to facilitate the type of information reporting required under FATCA. While the existence of IGAs will not eliminate the risk of the withholding described above, these agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. IGAs will often require financial institutions in those countries to report some information on their US accountholders to the taxing authorities of those countries, which will then pass the information to the IRS.
The Group closely monitors all present and new legislation that is or will be applicable for its organization, and is currently investigating all implications of FATCA and legislation of countries that have entered into IGAs. While investigating these implications, the Group is and will be in close contact with all of its stakeholders, including its peers and financial industry representative organizations.
The Group intends to take all necessary steps to comply with FATCA (including entering into agreements with the US tax authorities as may be required), in accordance with the time frame set by the US tax authorities. However, if the Group cannot enter into such agreements or satisfy the requirements thereunder (including as a result of local laws in non-IGA countries prohibiting information-sharing with the IRS, as a result of contracts or local laws prohibiting withholding on certain payments to accountholders, policyholders, annuitants or other investors, or as a result of the failure of accountholders, policyholders, annuitants or other investors to provide requested information), certain payments to the Group may be subject to withholding under FATCA. The possibility of such withholding and the need for accountholders, policyholders, annuitants and investors to provide certain information may adversely affect the sales of certain of the Group's products. In addition, entering into agreements with the IRS and compliance with the terms of such agreements and with FATCA and any regulations or other guidance promulgated thereunder or any legislation promulgated under an IGA may substantially increase the Group's compliance costs. Because the rules for the implementations of FATCA, including IGAs, have not yet been fully finalized, it remains uncertain at this time what impact, if any, this legislation will have on holders of the common shares.
Office of Foreign Assets Control Regulation
The US Treasury Department's Office of Foreign Assets Control ("OFAC"), administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. OFAC sanctions apply to all transactions that take place in the United States. Transactions that take place outside the United States may become subject to the jurisdiction of the United States and subject to compliance with OFAC sanctions if they involve US persons or payment in US dollars. Such payments typically are cleared through the US Dollar settlement system located in the United States and involve the intermediation of US financial institutions. Although we currently do not have any operations in the United States, our operations may involve transactions with US persons or in US Dollars and as a result, in order to comply with OFAC sanctions, we are responsible for, among other things, blocking any such transactions with designated targets and countries and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.
Anti-Money Laundering and the USA PATRIOT Act
A major focus of worldwide governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. In particular, the USA PATRIOT Act of 2001, or the USA Patriot Act, substantially broadened the scope of United States anti-money laundering laws and regulations applicable to US banks and non-US banks with operations in the United States, including banks that engage in transactions outside the United States with US persons or in US Dollars, by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must use enhanced due diligence procedures in their dealings with certain types of high-risk customers and implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be violating these obligations.

Future Legislation and Regulation
The governments of Bermuda and the other jurisdictions in which we operate may enact legislation from time to time that affects the regulation of the financial services industry or that affect the regulation of financial institutions chartered by or operating in those jurisdictions. These governments and their regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could impact the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and modify our business strategy, and limit our ability to pursue business opportunities in an efficient manner. Our business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.

Additional Information

The Butterfield Act and our current amended and restated bye-laws have been filed as exhibits to this annual report on Form 20-F. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of our common and preferred shares is described in the section entitled "Description of Share Capital" in our registration statement on Form F-1 filed with the SEC on February 13, 2017 with the file number 333-216018 and incorporated by reference herein.

MANAGEMENT
Board
Our Board oversees the affairs of the Bank. The current Board is composed of nine members, consisting of our Non-Executive Chairman, Chief Executive Officer and seven non-executive directors. The Bank's bye-laws provide that the Board shall consist of not less than six and not more than twelve directors. The Board holds regular meetings five times per year and special meetings when necessary.
Persons may be proposed for election or appointed as directors at a general meeting either by the Board or by one or more shareholders holding shares which in the aggregate carry not less than 5% of the voting rights in respect of the election of directors. There is only a single class of director and each director holds office until the next annual general meeting.
Prior to the completion of our registered secondary offering on February 28, 2017, Carlyle owned approximately 14% of the Bank's common shares.and had the right to nominate two persons for election by the shareholders as directors pursuant to an Amended and Restated Investment Agreement, dated as of August 4, 2016, between Carlyle and us (the "Amended Investment Agreement"). Mr. James F. Burr and Mr. David Zwiener were appointed as directors on our Board by Carlyle pursuant to the Amended Investment Agreement. Following the completion of the offering, Carlyle no longer owns any of our common shares and no longer has the right to nominate any persons for election by our shareholders as members of the Board. For more information, see "Major Shareholders and Related Party Transactions—Our Relationship with the Carlyle Group".
As a foreign private issuer we are allowed to follow our "home country" corporate governance practices in lieu of the NYSE governance requirements for NYSE-listed US companies. Notwithstanding this, our Board has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, Messrs. Barbour, Burr, Foulger, Schoellkopf, Wright, and Zwiener representing a majority of our Board, are independent directors. In addition, although the chairman of our Board, E. Barclay Simmons, is not independent under NYSE standards due to a familial relationship with a member of our senior management, the Board has deemed Mr. Simmons independent under our corporate governance guidelines, which are consistent with home-country rules.
As the regulatory environment in which we operate becomes more complex, our governance practices and the structures and methodology we use to run the Bank continue to be of key strategic significance. With the exception of the Chief Executive Officer, our Board is comprised entirely of directors who are not employees of the Bank. It is the Board that ensures our governance keeps abreast of best practices. The following table lists the names, positions and date of birth of the Directors of the Bank:

Name	Date of Birth	Position
E. Barclay Simmons	September 17, 1972	Non-Executive Chairman
Michael Collins	March 29, 1963	Chief Executive Officer
Alastair Barbour	February 10, 1953	Non-Executive Director
James F. Burr	January 11, 1966	Non-Executive Director
Caroline Foulger	January 9, 1961	Non-Executive Director
Conor O'Dea	March 23, 1959	Non-Executive Director
Wolfgang Schoellkopf	July 22, 1932	Non-Executive Director
John R. Wright	September 10, 1941	Non-Executive Director
David Zwiener	August 2, 1954	Non-Executive Director
Each of our directors may be reached by postal mail at the address of our headquarters in Bermuda: 65 Front Street, Hamilton, HM 12, Bermuda.
E. Barclay Simmons joined the Board in 2011. Currently, he is one of the founding Partners and the Chief Executive Officer of ASW Law Limited, a local commercial law firm. Previously, Mr. Simmons was an investment banker with Goldman, Sachs & Co. in New York. Mr. Simmons is a former Director/Chairman of the Investment Committee of the Bermuda Monetary Authority, the Argus Group Holdings Limited, and the Public Funds Investment Committee, responsible for the investment of pension funds for the Government of Bermuda. Mr. Simmons received a Master's in Business Administration from Harvard Business School, a Bachelor of Laws (Honors) from the University of Kent at Canterbury and was called to the Bar of England and Wales. Mr. Simmons was previously a serving Infantry Officer in the Bermuda Regiment, having completed the Territorial Army Commissioning Course at the Royal Military Academy Sandhurst.
Michael Collins joined the Board in September of 2015 when he was named Chief Executive Officer of the Bank. Prior to this appointment, Mr. Collins was Senior Executive Vice President with responsibility for all of the Bank's client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr. Collins has 31 years' experience in financial services, having held progressively senior positions, at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr. Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr. Collins holds a BA in Economics from Brown University.
Alastair Barbour joined the Board in 2012. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named Partner at KPMG (Bermuda). Mr. Barbour's most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour sits on the board of directors of several listed and unlisted companies, including RSA Insurance Group plc and Phoenix Group Holdings Limited. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales.
James F. Burr joined the Board in 2016. Mr. Burr was appointed as a director on our Board upon Carlyle's designation pursuant to the Investment Agreement. Presently, Mr. Burr is a Managing Director in the Global Financial Services Group of The Carlyle Group, where he focuses on investing in management buyouts, growth capital opportunities and strategic minority investments in financial services. Prior to joining Carlyle, Mr. Burr served as Corporate Treasurer of Wachovia Bank, where he was responsible for activities relating to funding, investing, risk transference, balance sheet management, liquidity and capital usage. He has served in various other roles at Wachovia Bank, including as Assistant Treasurer, Controller of the Corporate and Investment Bank and Management Analyst since 1992. Mr. Burr began his career at Ernst & Young, where he was a certified public accountant focused on banking and computer audit issues. Mr. Burr formerly served on the board of directors of Central Pacific Financial Corp.

Caroline Foulger joined the Board in 2013. Prior to her retirement in 2012, Ms. Foulger was a Partner with PricewaterhouseCoopers Bermuda, where she led the firm's insurance and public sector groups. She holds directorship positions with several listed and private companies. Ms. Foulger graduated with honors, from University College, University of London. Currently, she is either a Fellow or Member of several professional bodies, namely, the Institute of Chartered Accountants in England and Wales, Institute of Chartered Professional Accountants of Bermuda, and the Institute of Directors.
Conor O'Dea joined the Board in 2016 following his retirement as the Group's President & Chief Operating Officer and Managing Director of Butterfield Bank (Cayman) Limited. He joined Butterfield in 1989 and was named Managing Director, Butterfield Bank (Cayman) Limited in 1997. In 2010, he was named Senior Executive Vice President, Caribbean, and in 2011 Senior Executive Vice President, International Banking. Mr. O'Dea is a Chartered Accountant who has worked in the financial services industry in the Cayman Islands and internationally for over 25 years. He is a past President of the Cayman Islands Chamber of Commerce and past President of the Cayman Islands Bankers Association. Mr. O'Dea holds a Bachelor of Commerce degree from the University College Dublin and has been a Fellow of Chartered Accountants in Ireland since 1995.
Wolfgang Schoellkopf joined the Board in 2010. Mr. Schoellkopf currently manages a private investment company PMW Capital Management. He is a former Executive Vice President and Treasurer of Chase Manhattan Bank. He also served as Vice Chairman and Chief Financial Officer of First Fidelity Bank, and Chief Executive Officer of Bank Austria Group's US operations. In addition to serving as a director of the Bank, since 2010, Mr. Schoellkopf has served on the boards of Santander Bank, Santander Holdings USA, and Santander Consumer Finance. His previous board memberships include BPW Acquisition Corporation, Sallie Mae Corporation (1997-2014), Bank Austria Cayman Islands (2001-2008), Great Lakes Insurance Company (1994-1998), and First Fidelity Bank (1990-1997). Mr. Schoellkopf was educated at the University of California at Berkeley, the University of Munich, and Cornell University.
John Wright joined the Board in 2002. Mr. Wright served as a non-executive director of Butterfield UK from 2001 through 2014. Mr. Wright retired as chief executive of Clydesdale & Yorkshire Banks in 2001. He is a visiting Professor at Heriot-Watt University Business School. He serves as non-executive chairman and board member of several UK and overseas companies. He is also a past President of the Irish Institute of Bankers and a past Vice President of the Chartered Institute of Bankers in Scotland. Mr. Wright was educated at Daniel Stewarts College Edinburgh.
David Zwiener joined the Board in 2016. Mr. Zwiener is an Operating Executive of The Carlyle Group. From January 25, 2015 to March 18, 2016, Mr. Zwiener was Interim CEO at PartnerRe Ltd. Since 2010, Mr. Zwiener has been a Principal in Dowling Capital Partners. Prior to joining Dowling Capital Partners, Mr. Zwiener was Chief Financial Officer of Wachovia Corporation. From 1995 to 2007, Mr. Zwiener served in increasingly responsible positions at The Hartford, rising to President and Chief Operating Officer—Property & Casualty. He previously served as a director of CNO Financial Group, The Hartford and Sheridan Healthcare, Inc. Mr. Zwiener received an A.B. degree from Duke University and an M.B.A. from the Kellogg School of Management at Northwestern University.
Executive Management Team
The Group's current executive management is as follows:

Name	Date of Birth	Position
Michael Collins	March 29, 1963	Chief Executive Officer
Michael Schrum	August 30, 1968	Chief Financial Officer
Daniel Frumkin	June 3, 1964	Chief Risk Officer
Shaun Morris	March 3, 1960	General Counsel, Group Chief Legal Officer
Elizabeth Bauman	April 25, 1960	Group Head of Human Resources
Each member of our executive management team may be reached by postal mail at the address of our headquarters in Bermuda: 65 Front Street, Hamilton, HM 12, Bermuda.
Michael Schrum was appointed Chief Financial Officer of the Group effective September 21, 2015. Mr. Schrum joined the Group from HSBC Bank Bermuda Limited, where he was CFO. He has more than 20 years of financial services experience in London, New York and Bermuda, mainly in banking, insurance and tax. He joined HSBC in Bermuda in 2001 and held progressively senior positions within the HSBC's Commercial Banking, Strategy, and Finance divisions. He is a Chartered Financial Analyst and a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Schrum holds Master's (University of London) and Bachelor's (Southern Denmark Business School) degrees in Economics. Mr. Schrum is a director of Ascendant Group Limited, Treasurer of the Bermuda Community Foundation and Director of Pathways Bermuda.
Daniel Frumkin currently serves as Chief Risk Officer of the Group. Mr. Frumkin joined the Group in 2010 and was appointed Chief Risk Officer in 2010. Mr. Frumkin is responsible for the Group's enterprise risk management framework and functions that identify, quantify, monitor and control the Group's credit, operational, compliance and market risks. Mr. Frumkin is a career banker with a depth of experience in risk management, credit and retail banking. He joined the Group in 2010 after 21 years with member companies of the Royal Bank of Scotland Group in the US and UK. During his tenure with RBS, he held the positions of Managing Director of the UK Retail Products Group, with responsibility for the profitability of 2,200 branches and more than 14 million customers, and Chief Risk Officer, Retail Banking, responsible for a team of 1,250 risk professionals covering credit, regulatory/compliance and operational risk for the UK's largest retail Financial Services business. Mr. Frumkin's previous experience also includes the post of Head of Transition Risk at Northern Rock in the UK, overseeing the restructuring of that bank under public ownership, and JSC Parex Banka, where he was Chief Restructuring Officer, responsible for the reorganization of the nationalized Latvian bank. Mr. Frumkin holds a Bachelor of Arts degree in Finance and Economics from Syracuse University and a Masters of Business Administration from Boston University.
Shaun Morris currently serves as General Counsel and Group Chief Legal Officer of the Group. Mr. Morris joined the Group and was appointed General Counsel and Group Chief Legal Officer in 2012. From 2005 to 2012, Mr. Morris was the Managing Partner of Appleby's Bermuda Office. Appleby is the largest offshore law and fiduciary group operating in Bermuda. Prior to joining the Group, Mr. Morris spent his entire professional career at Appleby and was a Partner in the Banking and Asset Finance team in Bermuda. In that role, he practiced corporate and commercial law, specializing in shipping, capital markets, mergers & acquisitions and project finance. Mr. Morris holds an MA (Economics) from Dalhousie University in Canada and a Bachelor of Laws from the London School of Economics & Political Science. He is currently a member of the Bermuda Bar Association.
Elizabeth Bauman currently serves as Group Head of Human Resources with responsibility for the overall management and development of the Human Resources function. Mrs. Bauman joined the Group in September 2015. She has more than 25 years of progressive leadership experience in financial services with a focus on human resources management. She was previously President of Crestview Business Consulting, providing strategic planning and change management advisory services to clients in several industries. Prior to founding Crestview, Mrs. Bauman held the positions of Chief Administrative Officer and SVP, Human Resources at First Niagara Financial Group and

Business Chief Financial Officer (Personal Financial Services), SVP Strategy & Development and SVP Human Resources at HSBC Bank USA. Mrs. Bauman holds a Bachelor of Science degree in Economics from Allegheny College and a Master of Business Administration from State University of New York at Buffalo New York.
Committees of the Board
The Bank's bye-laws authorize the Board to delegate certain of its duties to committees of directors. The principal board committees are: (1) Audit Committee, (2) Risk Policy and Compliance Committee, (3) Corporate Governance Committee, (4) Compensation and Human Resources Committee, and (5) Executive Committee. Members of committees are appointed by, from and among the non-executive members of the Board (other than the Executive Committee which includes our Chief Executive Officer). The responsibilities and compositions of these committees are described below.
Audit Committee
Our Audit Committee, on behalf of the Board, monitors: (1) the integrity of the financial reports and other financial information provided by the Group to any governmental body or the public; (2) the independent auditor's qualifications and independence; (3) the performance of the Group's internal audit function and the independent auditors; (4) compliance with legal and regulatory requirements; (5) the Group's system of internal controls; and (6) the Group's auditing, accounting and financial reporting processes generally. Subject to shareholder approval, the Audit Committee has responsibility for the appointment or replacement of the independent auditor and for the compensation and oversight of the work of the independent auditor. In addition, the Audit Committee is responsible for approving all audit services, internal control-related services and permitted non-audit services. With respect to internal controls, the Audit Committee reviews and evaluates any major issues as to the adequacy of the Bank's internal controls, and any major control deficiencies or changes in internal controls over financial reporting are discussed with the Bank's management and the independent auditor. With respect to financial reporting, the Audit Committee consults with management, the independent auditor and the internal auditors about the integrity of the financial reporting process, reviews significant financial reporting risk exposure and management's responses, reviews significant auditor findings and establishes, reviews procedures for the receipt, retention and treatment of complaints about accounting and auditing matters, and reviews and recommends for the Board's approval the Group's financial reports. The Audit Committee also reviews and approves related-party transactions.
Our Audit Committee consists of four directors independent under the NYSE requirements. Each member of the Audit Committee also meets the additional criteria for independence of Audit Committee members set forth in Rule 10A-3(b)(1) under the Exchange Act.
The members of the Audit Committee are appointed by the Board upon the recommendation of the Corporate Governance Committee. The Audit Committee's membership is as follows:

Name	Position
Alastair Barbour	Chairman
James F. Burr	Member
Caroline Foulger	Member
David Zwiener	Member
Alastair Barbour serves as the Audit Committee financial expert.
Risk Policy and Compliance Committee
The RPC, on behalf of the Board, acts as the oversight function in respect to those activities throughout the Group that give rise to credit, market, liquidity, interest rate, operational and reputational risks and reviews compliance with laws and regulations. Specifically, the RPC assists the Board in fulfilling its responsibilities by overseeing the Group's risk profile and its performance against approved risk appetites and tolerance thresholds. It approves and ensures compliance with the capital allocation model and approves overall insurance coverage for the Group. The RPC also reviews the credit risk of the Group with respect to country and financial institution risk, large exposures, reserves and provisioning, off-balance sheet risk and related capital needs, as well as market, interest rate and liquidity risks. The RPC monitors operational risks, material breaches of agreed risk limits, appropriate product risk profiles and senior management policies for identification and management of risk. In doing so, the RPC seeks to ensure compliance with all applicable policies and establishes the Group's risk appetite and tolerance.
The RPC's membership is as follows:

Name	Position
Conor O'Dea	Chairman
James F. Burr	Member
E. Barclay Simmons	Member
Wolfgang Schoellkopf	Member
John Wright	Member
Corporate Governance Committee
The Corporate Governance Committee, on behalf of the Board, provides oversight of the effectiveness of the Board and other Board committees in accordance with the prevailing standards of corporate governance and acts as the nomination committee for the Board. The principal duties of the Corporate Governance Committee include recommending director nominees to the full Board who possess the independence and expertise necessary for recommending to the shareholders, recommending to the Board the Board size to recommend to shareholders, recommending to the Board changes in the terms of reference of Board committees and recommending director compensation. The Corporate Governance Committee also reviews the Board's performance, the performance and effectiveness of the committees of the Board and the committees of the Bank's subsidiary boards, conflicts of interest as they are identified, induction and ongoing training for directors and various governance policies of the Bank, including the Group Code of Conduct and Ethics, and the Whistleblower Policy annually.

The Corporate Governance Committee's membership is as follows:

Name	Position
Caroline Foulger	Chairperson
Alastair Barbour	Member
E. Barclay Simmons	Member
John Wright	Member
Compensation and Human Resources Committee
The Compensation and Human Resources Committee, on behalf of the Board, determines executive compensation, employee salary ranges, levels and degrees of participation in incentive compensation programs (including bonuses and share option plans) and oversees employee development, relations and succession. Specifically, the Compensation and Human Resources Committee ensures that fair and effective compensation practices are implemented by the Group, approves overall compensation packages for each executive employee, prepares an annual report on executive compensation for the Board, approves changes in employee salary ranges for employees, approves the criteria and design of the Group's incentive bonus plans and approves changes to the other employee benefit plans. The Compensation and Human Resources Committee also recommends to the Board changes in the Group's share option and restricted share plans, reviews the administration of our pension plans, reviews the annual management report on our compensation and benefits, as well as other matters bearing on the relationship between management and employees, while making recommendations to the Board concerning our senior level organization structure and staffing, training and employee development programs.
The Compensation and Human Resources Committee's membership is as follows:

Name	Position
Wolfgang Schoellkopf	Chairman
James F. Burr	Member
E. Barclay Simmons	Member
Executive Committee
The Executive Committee, on behalf of the Board, acts as a forum to provide for ongoing oversight of matters in the intervals between regularly scheduled Board meetings. The other principal duties of the Executive Committee are to monitor progress and provide guidance on important Group initiatives, plan for upcoming Board meetings and consider and, if thought fit, approve matters requiring approval at short notice in the intervals between Board meetings when it is not possible to convene a meeting of the full Board. The Executive Committee was constituted in October 2009 and its membership is comprised of the Chief Executive Officer, the chairman of the Board, the chair of the Corporate Governance Committee, the chair of the Audit Committee, the chair of the RPC and the chair of the Compensation and Human Resources Committee. The Chairman of the Board serves as the chairman of the Executive Committee.
The Executive Committee's membership is as follows:

Name	Position
E. Barclay Simmons	Chairman
Alastair Barbour	Member
Michael Collins	Member
Caroline Foulger	Member
Wolfgang Schoellkopf	Member
Conor O'Dea	Member
Governance of Geographical Segments
Our banking business operates in six geographical segments — Bermuda, the Cayman Islands, Guernsey, The Bahamas, Switzerland and the United Kingdom — and each geographical segment utilizes operating subsidiary companies of the Bank within these jurisdictions. See "Information on the Company — Our International Network and Group Structure", which presents the corporate structure chart of our principal subsidiaries as of December 31, 2016. Our principal operating subsidiaries are each regulated by their respective geographical regulator and are fully capitalized as stand-alone operating companies, each with its own board of directors consisting of both executive and non-executive independent directors. Guidance on general corporate governance, board sub-committee structuring, and the various governance policies and procedures of the operating subsidiaries is determined at the Group level.
Current Executive Compensation Arrangements
Senior Management and Director Compensation
In 2016, senior management included the following executives: Michael Collins, Elizabeth Bauman, Daniel Frumkin, Shaun Morris and Michael Schrum. Our compensation program is designed to reward and retain senior management and includes base salary, annual short-term cash incentive compensation, long-term equity incentive compensation and miscellaneous employee benefits and fringe benefits (including, among others, executive medical benefits). In 2016, our compensation program for directors was comprised of an annual cash retainer and an equity grant. None of our directors has entered into service contracts with the Group that provide for benefits upon the termination of their service as a director.
On December 12, 2016, the Board approved a new CEO Stock Ownership Guideline (the "Guideline") which requires the CEO to own a minimum aggregate value of our common shares equal to five times base salary. Eligible stock includes vested shares, unvested restricted shares, and other stock held by the CEO. The intrinsic value of vested or unvested stock options is not considered eligible stock under the Guideline. The CEO complied with the Guideline at its inception on December 12, 2016 and as of December 31, 2016. If the market value of the CEO’s common stock falls below the Guideline, the CEO must retain 50% of the shares he receives as compensation until he achieves the specified ownership level.
The aggregate amount of compensation, including the value of in-kind benefits, paid to our directors and senior management during fiscal year 2016 was $6,019,739. During 2016, the Group did not sponsor any deferred compensation plans (other than the equity compensation programs described below) and no amounts were set aside or accrued to provide pension, retirement or similar benefits to directors or senior management, other than employer matching contributions to retirement accounts on terms applicable to employees generally.
Short-Term Incentive Compensation
Senior management participates in our annual discretionary bonus program. Our compensation committee establishes an annual bonus pool based on overall company-wide performance during the applicable fiscal year. Once the compensation committee has approved the pool, the pool is allocated to eligible employees, including senior management, based on the employee's achievement of pre-established performance goals during the applicable fiscal year. Annual bonuses for executives are paid 50% in cash and 50% in the form of restricted share awards that vest in three equal installments on the first three anniversaries of the date of grant.
Equity Compensation
The Group sponsors two equity incentive plans, the 1997 Stock Option Plan for Employees (the "1997 Plan") and the 2010 Omnibus Share Incentive Plan (the "2010 Plan"), in which our senior management and directors have been or are eligible to participate. The Group no longer grants equity awards under the 1997 Plan, although there are unvested stock options under the 1997 Plan that will remain outstanding through 2019. The Group previously granted options under the 2010 Plan and currently grants performance-vesting restricted share awards under the 2010 Plan. As of December 31, 2016, in the aggregate, our members of senior management held 500,000 options and 434,258 restricted shares (assuming that performance with respect to performance-vesting restricted share awards is satisfied at target levels). The outstanding options held by our members of senior management will expire by April 26, 2020 at the latest and have exercise prices ranging from $11.50 to $12.40.
Senior management participates in our long-term equity incentive compensation program. Our compensation committee grants annual restricted share awards under our 2010 Plan. Restricted share awards granted in 2013, 2014, 2015 and 2016 were granted in the form of performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date. Certain members of senior management also participate in our 2010 Executive Stock Purchase Plan, which allows participants to borrow against their common shares and vested options held in a restricted account to purchase common shares.
During calendar year 2016, in the aggregate, our compensation committee granted senior management 286,544 restricted shares (which includes restricted share awards granted under both the annual bonus program and long-term equity incentive compensation, and assumes that performance with respect to performance-vesting restricted share awards is satisfied at target levels).
The Group may from time to time in the future establish or sponsor new equity incentive plans, including to replace any existing plan.
Board Leadership Structure and Qualifications
The Bank must comply with the Bermuda Monetary Authority Corporate Governance Policy, which requires the Bank to appoint board members who have appropriate experience, competencies and personal qualities, including professionalism and personal integrity.
It is the Bank's policy to ensure that all companies within the Group have board members who are fit and proper persons to direct the Bank's business with prudence, integrity and professional skills. The boards of the Bank and the Bank's subsidiaries are comprised of individuals who possess diverse skills, experience and knowledge that are key to understanding the Bank's business and the execution of the Bank's strategies.
The Bank has established guidelines which address the size and composition of its own board and those of its subsidiaries, and for identifying and selecting suitable candidates for appointment to these boards. The Corporate Governance Committee makes appointment recommendations to the Board and the appointment procedure is formal, rigorous and transparent. Each of the Bank and the Bank's subsidiary boards are reviewed at least every two years or earlier whenever circumstances dictate in order to assess whether the board composition is commensurate with the Bank's strategic objective and diversity principles.
In assessing continuity of service on the Board there is a general presumption that individuals should serve for a maximum of 15 years in order that the Board tenure be refreshed. Non-executive directors who have served for a period of more than 15 years are subject to an independent assessment in accordance with applicable legal requirements and regulatory and listing standards.
Board Oversight of Risk Management
The Board believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. The Board, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of the Board assuming a different and important role in overseeing the management of the risks we face.
The RPC oversees our enterprise-wide risk management framework, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. Our RPC also reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks we face, including the risk appetite metrics developed by management and approved by the Board. The Audit Committee of the Board is responsible for overseeing risks associated with financial, accounting and legal matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting), reviewing and discussing generally the identification, assessment, management and control of our risk exposures on an enterprise-wide basis and engaging as appropriate with the RPC to assess our enterprise-wide risk framework. The compensation committee of the Board has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our Compensation Committee, in conjunction with our Chief Executive Officer and Chief Risk Officer and other members of our management as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Corporate Governance Committee of the Board oversees risks associated with the independence of the Board and potential conflicts of interest.
Our senior management is responsible for implementing and reporting to the Board regarding our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis. Our senior management is also responsible for creating and recommending to the Board for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.

The role of the Board in our risk oversight is consistent with our leadership structure, with our Chief Executive Officer and the other members of senior management having responsibility for assessing and managing our risk exposure, and the Board and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.
Code of Conduct and Ethics and Whistleblower Policy
The Board has adopted a Group Code of Conduct and Ethics (the "Code") based upon recommended principles of corporate governance. The Code sets out the guidelines and procedures for establishing a high standard of ethical conduct, accountability and transparency to which all of our employees are expected to comply and which are consistent with our high standards of ethics and core values. The Board, in conjunction with the Corporate Governance Committee, is responsible for administering the Code. Copies of the Code can be accessed on www.butterfieldgroup.com.
The Board has adopted a Whistleblower Policy which augments the Code. The policy is designed to serve as a tool to assist employees who believe they have or may have discovered illegal, unethical, or questionable practices to communicate their concerns confidentially and without fear of reprisals. It is also designed to protect the integrity of the Bank's financial reporting and its business dealings.
Foreign Private Issuer Status
The listing rules of the NYSE include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow "home country" corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE applicable to listed US companies and we intend to continue to follow Bermuda corporate governance practices. We are required to disclose the significant ways in which our corporate governance practices differ from NYSE listing standards applicable to listed US companies. Set forth below are two NYSE listing standards applicable to listed US companies which are not applicable to us, and which we have not adopted:

•
Nominating/Corporate Governance Committee. The NYSE requires a listed US company to have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. We currently have a Corporate Governance Committee and a Compensation and Human Resources Committee, but the composition of those committees, particularly in respect of the independence of their members, is determined pursuant to our corporate governance guidelines, not NYSE standards for a listed US company.

•
Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors meet regularly in executive session without management present, but in 2016, we did not have an executive session with only our independent directors present.

Set forth below are other requirements of the NYSE standards applicable to listed US companies, which are not applicable to us, but which we have nonetheless adopted:

•
A Majority of Independent Directors. The NYSE requires the board of directors of a listed US company to be composed of a majority of independent directors pursuant to current NYSE standards. Six of the nine members of our Board (Messrs. Barbour, Burr, Foulger, Schoellkopf, Wright, and Zwiener) are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

•
An Audit Committee. The NYSE requires a listed US company to have, among other things, an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of four directors who are all independent members of our Board (Messrs. Barbour, Burr, Foulger and Zwiener).

•
Corporate Governance Guidelines. The NYSE requires a listed US company to adopt and disclose corporate governance guidelines that address, among other things, director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We have adopted and disclosed our corporate governance guidelines and our Group Code of Conduct and Ethics.

We believe that our established corporate governance practice satisfies the NYSE listing standards applicable to foreign private issuers. If at any time we cease to be a "foreign private issuer" under the rules of the NYSE, and no other exemptions apply, or if we otherwise so elect, the Board will take all action necessary to comply with NYSE corporate governance rules applicable to listed US companies, including establishing certain committees composed entirely of independent directors, subject to a permitted "phase-in" period.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
The following table sets forth information with respect to the beneficial ownership of our common shares as of January 31, 2017, unless noted otherwise, in each case by: each person or entity known by us to beneficially own 5% or more of our issued and outstanding common shares; each of our directors and executive officers individually; and all of our directors and executive officers as a group. As of January 31, 2017, we had 53,300,372 common shares issued and outstanding.

Prior to February 28, 2017, Carlyle was our principal shareholder and owned approximately 14% of our common shares as of January 31, 2017.  On February 28, 2017, Carlyle completed the sale of all of its shares of our common shares in a registered secondary offering.  Because Carlyle no longer owns any of our common shares, we have not included Carlyle as a beneficial owner of our common shares in the table below.

Under the rules of the Securities and Exchange Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power. Except as described in the footnotes below, to our knowledge, each of the persons named in the table below has sole voting and investment power with respect to the common shares beneficially owned, subject to community property laws where applicable.

Unless otherwise noted, the address for each shareholder listed on the table below is: c/o The Bank of N.T. Butterfield & Son Limited, 65 Front Street, Hamilton, HM 12, Bermuda.

Name of beneficial owner	Number of common shares beneficially owned	Beneficial ownership percentage
Major Shareholders:
Entities advised by Wellington Management Group LLP(1)	5,082,470	9.5%

Directors and Executive Officers:
Alastair Barbour	9,356	*
Elizabeth Bauman(2)	640	*
James F. Burr	—	*
Michael Collins(3)	572,466	*
Caroline Foulger	6,529	*
Daniel Frumkin(4)	155,915	*
Shaun Morris(5)	47,941	*
Conor O'Dea(6)	100,692	*
Wolfgang Schoellkopf	22,878	*
Michael Schrum(7)	33,030	*
E. Barclay Simmons	16,520	*
John R. Wright	18,500	*
David Zwiener	1,055	*
All directors and executive officers as a group (13 persons)	985,522	1.8%

*	Indicates less than 1%

(1)
Based on the Schedule 13G filed on February 9, 2017 by Wellington Management Group LLP and certain of its investment adviser subsidiaries (Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP), which reported that, as of December 31, 2016, the group beneficially owned 5,082,470 shares with shared voting power over 5,041,878 common shares and shared dispositive power over 5,082,470 common shares. Wellington Management Company LLP is the investment adviser to certain investment advisory clients. Wellington Management Company LLP is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Company LLP and Wellington Management Group LLP may each be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares indicated in the table, all of which are held of record by certain investment advisory clients. The business address of these entities is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210 USA. The business address of Wellington Management Company LLP and Wellington Management Group LLP is 280 Congress Street, Boston, Massachusetts 02210 USA.

(2)	Consists of 640 common shares underlying restricted share awards granted under our annual discretionary bonus program, which vested on February 24, 2017.

(3)
Consists of (i) 64,207 common shares held by Mr. Collins directly, (ii) 400,000 shares underlying vested but unexercised options, exercisable at strike prices between $11.50 to $12.40, (iii) 17,350 common shares underlying restricted share awards granted under our annual discretionary bonus program, which vested on February 24, 2017, (iv) 20,217 common shares underlying performance-based equity awards granted under our long-term equity incentive compensation program, which vested on February 27, 2017, and (v) 90,909 common shares beneficially owned by Mr. Collins through D&O Lockup 201 Account. See ‘‘Management — Current Executive Compensation Arrangements — Equity Compensation’’.

(4)
Consists of (i) 49,094 common shares held by Mr. Frumkin directly, (ii) 100,000 shares underlying vested but unexercised options, exercisable at strike prices between $11.50 to $12.40, (iii) 6,821 common shares underlying restricted share awards granted under our annual discretionary bonus program, which vested on February 24, 2017, (iv) 11,197 common shares underlying performance-based equity awards granted under our long-term equity incentive compensation program, which vested on February 27, 2017. See ‘‘Management — Current Executive Compensation Arrangements — Equity Compensation’’.

(5)
Consists of (i) 40,368 common shares held by Mr. Morris directly, (ii) 7,573 common shares underlying restricted share awards granted under our annual discretionary bonus program, which vested on February 24, 2017, and (iii) 12,442 common shares underlying performance-based equity awards granted under our long-term equity incentive compensation program, which vested on February 27, 2017. See ‘‘Management — Current Executive Compensation Arrangements — Equity Compensation’’.

(6)
Mr. O'Dea's beneficial ownership of our common shares is presented as of February 28, 2017. On February 28, 2017, Mr. O'Dea completed the sale of 200,000 common shares in a registered secondary offering.

(7)
Consists of (i) 12,764 common shares held by Mr. Schrum together with his spouse, Vanessa Schrum, (ii) 14,266 common shares underlying restricted share awards granted under our annual discretionary bonus program, which vested on February 24, 2017. and (iii) 6,000 common shares held by Mr. Schrum through Pershing Account. Mr. Schrum exercises voting and dispositive control over the common shares held by Pershing. Mr. Schrum disclaims beneficial ownership of such common shares, except to the extent of his pecuniary interest therein.

The shareholders listed above do not have voting rights that are different from those held by any other holder of common shares of the Bank.

As of January 31, 2017, 35.94% of our common shares were held of record by holders located in the United States, and there were approximately 200 holders of record of our common shares located in the United States. As of January 31, 2017, 55.22% of our common shares were held of record by holders located in Bermuda, and there were approximately 5,000 holders of record of our common shares located in Bermuda.
Our Relationship with The Carlyle Group
Prior to the completion of our registered secondary offering on February 28, 2017, Carlyle held approximately 14% of our equity voting power along with the right to designate two persons for nomination for election by the shareholders as members of the Board. Following the completion of the offering, Carlyle no longer owns any shares of our common stock and no longer has the right to nominate any persons for election by our shareholders as members of the Board.
Investment Agreement
In connection with the subscription by Carlyle and certain other investors for newly issued common shares and preference shares that have since been converted to our common shares, we entered into an Investment Agreement, dated as of March 2, 2010 (the "Investment Agreement") with Carlyle. The Investment Agreement provides for, among other items, subject to the terms set forth in the Investment Agreement, certain transfer restrictions and Carlyle's right to designate two persons for nomination for election by the shareholders as members of the Board. The Investment Agreement also contained certain standstill and other provisions which have generally expired.
Amended Investment Agreement
Prior to our IPO, in August 2016, we entered into the Amended Investment Agreement with Carlyle.
The Amended Investment Agreement provides that, subject to certain exceptions for ordinary public market trades, Carlyle may not transfer the common shares it holds to any person or group if, to its knowledge, such transferee (directly or together with its affiliates) would own 10% or more of the outstanding voting power in the Bank.
In addition, the Amended Investment Agreement provided that (a) until our common shares held by Carlyle represented less than 10% of our issued and outstanding common shares, Carlyle was entitled to nominate two persons for election as members of the Board and (b) if our common shares held by Carlyle represented less than 10% but at least 5% of our issued and outstanding common shares, Carlyle was entitled to nominate one person for election as a member of the Board (such nominees, "Carlyle Directors"), in each case subject to the Carlyle Directors' satisfaction of legal requirements regarding services as a director. The Amended Investment Agreement provided that we would use our reasonable best efforts to cause the Carlyle Directors to be elected to the Board and would solicit proxies for the Carlyle Directors to the same extent that we do for our other nominees to the Board, and that if requested by Carlyle, one Carlyle Director chosen by Carlyle would be appointed to certain committees and subcommittees of the Board.
Under the terms set forth in the Amended Investment Agreement, until our common shares held by Carlyle represented less than 5% of our issued and outstanding common shares, we also agreed to share certain financial and other information with Carlyle and Carlyle was generally obliged to treat information provided to it as confidential, and to comply with all applicable rules and regulations in relation to the use and disclosure of such information.
Following the completion of our registered secondary offering on February 28, 2017, Carlyle no longer holds any of our issued and outstanding common shares. As such, Carlyle is no longer entitled to the applicable rights set forth above under the Amended Investment Agreement, including the right to nominate persons for election by our shareholders as members of the Board.
This summary does not purport to be a comprehensive description of the Amended Investment Agreement, and is qualified in its entirety by the full text of the Amended Investment Agreement filed as an exhibit to this report.
Financing Transactions
On June 27, 2013, the Group executed a $95 million loan agreement with an investment fund managed by The Carlyle Group which provided for maturity on June 30, 2017. This loan was made in the ordinary course of business on normal commercial terms and was repaid in full according to its terms on August 11, 2015. In 2016, nil (2015: $1.0 million) of interest income was recognized in the consolidated statements of operations.
Transactions with Related Parties and with Directors and Executive Officers
Financing Transactions
As of May 17, 2005, we established a program to offer loans with preferential rates to eligible Group employees, subject to certain conditions set by the Group and provided that such employees meet certain credit criteria. Loan payments are serviced by automatically debiting the employee's checking or savings account with the Bank. Applications for loans are handled according to the same policies as those for our regular retail banking clients. Our ability to offer preferential rates on loans depends upon a number of factors, including market conditions, regulations and the Group's overall profitability. The Group has the right to change its employee loan policy at any time after notifying participants. The non-executive employee loans outstanding at December 31, 2016 amount to $123.2 million (December, 31 2015: $204.3 million) resulting in an interest rate benefit to non-executive employees of $3.7 million (December, 31 2015: $5.3 million, December, 31 2014: $6.2 million).Certain directors and executives of the Bank, companies in which they are principal owners, and trusts in which they are involved, have loans with the Bank. Loans to directors were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to executives may be eligible to preferential rates as described in the preceding paragraph. As at December 31, 2016, related party director and executive loan balances were $12.1 million (December, 31, 2015: $63.9 million). During the year ended December, 31 2016, new issuance of loans and change in directorships to directors and executives were $27.6 million and repayments and change in directorships were $25.1 million (year ended December 31, 2015: $17.5 and $17.4 million respectively, year ended December 31, 2014: $18.4 and $25.2 million respectively). Also, during the year ended December 31, 2016, a director resigned from the Board resulting in $54.3 million in loans being reclassified out of related party loans. All of these loans were considered performing loans at as December 31, 2016 and December 31, 2015.
Butterfield Asset Management
Butterfield Asset Management Limited ("BAM"), a Bermuda-based asset manager that is part of the Group, entered into an agreement in May 2015 to solicit investments from BAM's high net worth clients to invest in a fund of funds vehicle for certain Carlyle funds. BAM is the general partner of the fund of funds vehicle which has invested in multiple entities affiliated with Carlyle. Pursuant to the agreement, Carlyle pays BAM a placement fee of 2% of the amount of capital committed by the BAM fund of funds vehicle to the Carlyle funds. The agreement was negotiated on an arm's-length basis and provides for customary terms consistent with those contained in similar arrangements entered into by each of BAM and Carlyle. The aggregate amount of revenue received by BAM in 2016 pursuant to the arrangement was $nil (year-ended December 31, 2015 - $0.9 million; year ended December 31, 2014 - nil). As of December 31, 2016 the assets under management for this fund of funds vehicle was $27.1 million.
Equity Repurchases

On August 13, 2015, we repurchased and canceled 400,000 common shares held by two directors for $14.90 per share, for a total of $6.0 million. Figures reflect the reverse share split that the Bank effected on September 6, 2016.

Employment Agreements

The Group has entered into employment agreements with senior management. The compensation paid in 2016 to senior management under the employment agreements is described above under ‘‘Management — Current Executive Compensation Arrangements". The senior management employment agreements generally provide for terms and conditions of employment, including the payment of a base salary, participation in the Group’s short — and long-term incentive compensation programs, notice provisions, severance benefits, change in control equity award vesting and participation in the Group’s health, welfare and retirement programs available to all senior executives. For certain members of senior management, the employment agreements also provide for executive life insurance and participation in the Group’s share purchase programs.
Related Party Transaction Policy
The Board has adopted a written policy governing the review, approval or ratification of transactions between the Bank or any of its subsidiaries and any "related party," which is a person or entity: (1) that controls, is controlled by, or is under common control with the Bank; (2) that is an associate of the Bank; (3) that is a shareholder of the Bank that has significant influence by virtue of its ownership of the Bank; (4) that is a director, executive officer or other key management person at the Bank; or (5) in which a substantial interest in its voting power is held by the persons described in (3) or (4) above. The policy calls for the related-person transactions to be reviewed and, if deemed appropriate, approved or ratified by our Audit Committee. In determining whether or not to approve or ratify a related-person transaction, our Audit Committee takes into account, among other factors it deems important, whether the related-person transaction is in our best interests and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances. In the event that a member of our Audit Committee is not disinterested with respect to the related-person transaction under review, that member may not participate in the review, approval or ratification of that related-person transaction.

CERTAIN TAXATION CONSIDERATIONS
Bermuda Tax Considerations
Under Bermuda law, there is no stamp or documentary taxes, duties or similar taxes in connection with a conveyance or transfer on sale, or a conveyance or transfer to effect or having the effect of a voluntary disposition inter vivos or any agreement for the lending and borrowing of the Bank's shares which are listed on the BSX and NYSE. We are not required by any Bermuda law or regulation to make any deductions or withholdings in Bermuda from any payment we may make in respect of the Bank's shares. Furthermore, Bermuda currently has no corporate or capital gains tax.
Material US Federal Income Tax Consequences
This section describes the material US federal income tax consequences of owning and disposing of common shares of the Bank. It applies solely to US shareholders (as defined below) that hold shares as capital assets for US federal income tax purposes. This section does not describe all of the tax consequences that may apply to members of a special class of holders subject to special rules, including:

•	a dealer in securities or foreign currencies,

•	a regulated investment company,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a bank, an insurance company, or any other financial institution,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more, by vote or value, of the Bank,

•	a person that holds the Bank's common shares as part of a straddle or a hedging, conversion, or other risk reduction transaction for US federal income tax purposes,

•	a person that purchases or sells common shares as part of a wash sale for tax purposes,

•	an entity classified as a partnership for US federal income tax purposes, or

•	a person whose functional currency is not the US Dollar.
This section is based on the Internal Revenue Code of 1986, as amended (the "IRC"), its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis.
If an entity treated as a partnership for US federal income tax purposes holds common shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in an entity treated as a partnership for US federal income tax purposes holding common shares should consult its tax advisers with regard to the US federal income tax treatment of the ownership and disposition of the Bank's common shares.
          Shareholders should consult their own tax advisers regarding the US federal, state and local and foreign and other tax consequences of owning and disposing of the Bank's common shares in their particular circumstances.
Special adverse US federal income tax rules apply if a US shareholder owns shares of a company that is or was treated as a PFIC for US federal income tax purposes for any taxable year during which the US shareholder held such shares. US shareholders should consult their own tax advisers as to the potential application of the PFIC rules to their ownership and disposition of the Bank's common shares.
US Shareholders
For the purposes of this discussion, a "US shareholder" is a beneficial owner of common shares that is:

•	an individual that is a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia,

•	an estate whose income is subject to US federal income tax regardless of its source, or

•	a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorized to control all substantial decisions of the trust.
Taxation of Dividends
Subject to the preceding discussion under "Risk Factors" under the heading "— Passive Foreign Investment Company Considerations", a US shareholder must include in its gross income as dividends the gross amount of any distribution paid by the Bank to the extent that they are paid out of the Bank's current or accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US shareholder's basis in the common shares of the Bank, causing a reduction in the US shareholder's adjusted basis in such common shares, and thereafter as capital gain. Because the Bank does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US shareholders as dividends.
Dividends paid to certain non-corporate US shareholders by a "qualified foreign corporation" that constitute qualified dividend income are taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. For this purpose, common shares of the Bank will be treated as stock of a "qualified foreign corporation" if the Bank was not a PFIC for the taxable year in which the dividend was paid, or the preceding taxable year and if such common shares are listed on an established securities market in the United States, such as the NYSE. The common shares of the Bank are listed on the NYSE. Accordingly, subject to the preceding discussion under the heading "— Passive Foreign Investment Company Considerations", dividends the Bank pays with respect to the common shares will constitute qualified dividend income, assuming the holding period requirements are met.
The dividend will not be eligible for the dividends-received deduction allowed to US corporations in respect of dividends received from other US corporations.
Dividends generally will be treated as foreign source income for US foreign tax credit purposes. Under Section 904(h) of the IRC, however, dividends paid by a foreign corporation that is treated as 50% or more owned, by vote or value, by US persons for US federal income tax purposes may be treated as US source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns US source income. In certain circumstances, US shareholders may be able to choose the benefits of Section 904(h)(10) of the IRC and elect to treat dividends that would otherwise be US source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such "resourced" income. In general, therefore, the application of Section 904(h) of the IRC may adversely affect a US shareholder's ability to use foreign tax credits. As a result of the listing of the common shares of the Bank on the NYSE, the Bank may be treated as 50% or more owned by US persons for purposes of Section 904(h) of the IRC. US shareholders are strongly urged to consult their own tax advisers regarding the possible impact if Section 904(h) of the IRC should apply.
Taxation of Capital Gains
Subject to the preceding discussion under the heading "— Passive Foreign Investment Company Considerations", a US shareholder that sells or otherwise disposes of common shares of the Bank will recognize capital gain or loss for US federal income tax purposes equal to the difference between the amount that the US shareholder realizes and the US shareholder's tax basis in those common shares. Capital gain of a non-corporate US shareholder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will be US source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.
Passive Foreign Investment Company Considerations
Special adverse US federal income tax rules apply if a US shareholder holds shares of a company that is treated as a PFIC for any taxable year during which the US shareholder held such shares. This conclusion is a factual determination that is made annually and thus may be subject to change. A foreign corporation will be considered a PFIC with respect to a US Shareholder for any taxable year if (i) at least 75% of its gross income for the taxable year is passive income (the "income test"), or (ii) at least 50% of the value, determined on the basis of a quarterly average, of its assets is attributable to assets that produce or are held for the production of passive income (the "asset test"). Passive income for this purpose generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% (by value) of the shares or stock of another corporation, the foreign corporation is treated, for purposes of the PFIC tests, as owning a proportionate share of the other corporation's assets and receiving its proportionate share of the other corporation's income.
Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice, and has proposed regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank.
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2016 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or any future years. However, because PFIC status is a factual determination and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be a PFIC for any particular year.
If the Bank were a PFIC in any taxable year during which a US shareholder owns the Bank's common shares and the US shareholder does not make a "mark-to-market" election, as discussed below, or a special "purging" election, the Bank generally would continue to be treated as a PFIC with respect to such US shareholder in all succeeding taxable years, regardless of whether the Bank continues to meet the income or asset test discussed above. US shareholders are urged to consult their own tax advisers with respect to the tax consequences to them if the Bank were to become a PFIC for any taxable year in which they own the common shares.
If the Bank is a PFIC for any taxable year during which a US shareholder holds the common shares and the US shareholder does not make a mark-to-market election, as described below, the US shareholder will be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of its common shares; and

•
any "excess distribution" that the Bank makes to the US shareholder (generally, any distributions to the US shareholder during a single taxable year that are greater than 125% of the average annual distributions received by the US shareholder in respect of its common shares during the three preceding taxable years or, if shorter, the portion of the US shareholder's holding period for the common shares).

Under these rules:

•	the gain or excess distribution will be allocated ratably over the US shareholder's holding period for the common shares;

•	the amount allocated to the taxable year in which the US shareholder realized the gain or excess distribution and to years before the Bank became a PFIC will be taxed as ordinary income; and

•
the amount allocated to each other taxable year, with certain exceptions, will be subject to additional tax calculated by multiplying the amount allocated to such other taxable year by the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Alternatively, if a US shareholder owns shares in a PFIC that are treated as "marketable stock," the US shareholder may make a mark-to-market election. The common shares will be treated as marketable stock if they are regularly traded on a "qualified exchange." For these purposes, the common shares will be considered regularly traded during any calendar year during which it is traded, other than in negligible quantities, on a qualified exchange, which includes the NYSE, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.
A US shareholder that makes a mark-to-market election will not be subject to the PFIC rules described above. Instead, the US shareholder will include as ordinary income each year that the Bank is a PFIC the excess, if any, of the fair market value of its common shares at the end of the taxable year over its adjusted basis in the common shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains discussed above. The US shareholder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common shares over their fair market value at the end of the taxable year that the Bank is a PFIC (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The US shareholder's basis in its common shares will be adjusted to reflect any such income or loss amounts recognized. Any gain recognized on the sale or other disposition of the common shares in a taxable year when the Bank is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Distributions paid on the common shares will be treated as discussed above under "— Taxation of Dividends".
A mark-to-market election will continue to be in effect for all taxable years in which the Bank is a PFIC and the common shares are treated as marketable stock, and may not be revoked without the consent of the IRS. If the US shareholder makes a mark-to-market election with respect to its common shares, it will be treated as having a new holding period in its common shares beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. The application of the mark-to-market rules to an investment in a PFIC with a subsidiary that is also a PFIC is not entirely clear; however, there is a significant risk that some or all of such an investment will be subject to the special rules described above that apply if a mark-to-market election is not made, even if a mark-to-market election is made with respect to the parent PFIC. In the event that the Bank is a PFIC, US shareholders are urged to consult their tax advisers regarding the availability of the mark-to-market election, and whether the election would be advisable in the holder's particular circumstances.

The PFIC rules outlined above would also not apply to a US shareholder if such holder were to elect to treat us as a qualified electing fund ("QEF"). An election to treat us as a QEF will not be available, however, if the Bank does not provide the information necessary to make such an election. The Bank will not provide US shareholders with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to the common shares.
Notwithstanding any election made with respect to the common shares, dividends received with respect to the common shares will not constitute "qualified dividend income" if we are a PFIC (or are treated as a PFIC with respect to the relevant US shareholder) in either the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate available to certain non-corporate holders described above in "— Taxation of Dividends". Instead, such dividends would be subject to tax at ordinary income rates.
If a US shareholder owns common shares during any taxable year in which we are a PFIC, the US shareholder generally must file annual tax returns (including on Form 8621), for each taxable year that the US shareholder owns the common shares, unless its ownership satisfies a de minimis test.
Medicare Tax on Net Investment Income
A US person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (i) the US person's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (ii) the excess of the US person's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A shareholder's net investment income generally includes its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If a shareholder is a US person that is an individual, estate or trust, the shareholder is urged to consult the shareholder's tax advisers regarding the applicability of the Medicare tax to the shareholder's income and gains in respect of the shareholder's investment in the Bank's common shares.
Information with Respect to Foreign Financial Assets
Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some cases, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-US persons, (ii) financial instruments and contracts that have non-US issuers or counterparties and (iii) interests in foreign entities. US shareholders are urged to consult their tax advisers regarding the application of this legislation to their ownership of the Bank's common shares.
Backup Withholding and Information Reporting
Information reporting requirements for a non-corporate US shareholder, on IRS Form 1099, will apply to (i) dividend payments or other taxable distributions made to such US shareholder within the United States, and (ii) the payment of proceeds to such US shareholder from the sale of the Bank's common shares effected at a US office of a broker.
Additionally, backup withholding (currently at a 28% rate) may apply to such payments to a non-corporate US shareholder that (i) fails to provide an accurate taxpayer identification number, (ii) is notified by the IRS that such US shareholder has failed to report all interest and dividends required to be shown on such US shareholder's federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements.
A US shareholder may obtain a refund of any amounts withheld under the backup withholding rules that exceed the shareholder's income tax liability by properly filing a refund claim with the IRS.
Payment of proceeds from the sale of shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States, (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, or (ii) the sale has certain other specified connections with the United States.
Foreign Account Tax Compliance Withholding
Pursuant to the FATCA enacted in 2010, a 30% withholding tax will be imposed on certain payments to certain non-US financial institutions that fail to comply with certain information-reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to FATCA withholding, we and other non-US financial institutions may be required to report information to the IRS regarding the holders of the common shares and to withhold on a portion of payments under the common shares to certain holders that fail to comply with the relevant information reporting requirements (or the holders of the common shares directly or indirectly through certain non-compliant intermediaries). Such withholding would not apply to payments made with respect to the Bank's common shares before January 1, 2019.

ENFORCEMENT OF CIVIL LIABILITIES

The Bank is incorporated under the laws of Bermuda. As a result, the rights of holders of the Bank’s common shares will be governed by Bermuda law and the Butterfield Act and the Bank’s bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors and some of the named experts referred to in this annual report are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in US courts against us or those persons based on the civil liability provisions of the US federal securities laws. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of US federal securities laws relating to offers and sales of common shares made hereby by serving C T Corporation System, 111 Eighth Avenue, New York, New York 10011, our US agent irrevocably appointed for that purpose.

It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions, or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds from Our IPO

The effective date of the registration statement (File No. 333-212896) for our IPO of the common shares was September 15, 2016. The offering commenced on September 16, 2017 and was closed on September 21, 2017. Goldman, Sachs & Co., Citigroup and Sandler O’Neill & Partners acted as the joint book-running managers, and Keefe, Bruyette & Woods, Raymond James and Wells Fargo Securities acted as co-managers for the offering.

The offering of 12,234,042 common shares at a price to the public of $23.50 per share consisted of 5,957,447 common shares sold by us and 6,276,595 common shares sold by certain selling shareholders (including certain beneficial owners of 10% or more of the common shares and our CEO), including 1,595,744 common shares sold by certain of the selling shareholders pursuant to the underwriters’ option to purchase additional shares, which was exercised in full prior to the closing.

The aggregate gross proceeds from the common shares sold by us was approximately $140 million. Under the terms of the offering, we incurred aggregate underwriting discounts of approximately $8 million and expenses of approximately $5 million in connection with the offering, resulting in net proceeds to us of approximately $127 million. The aggregate gross proceeds from the common shares sold by the selling shareholders was approximately $147 million, and after deducting the aggregate underwriting discounts of approximately $9 million, resulted in net proceeds to the selling shareholders of approximately $138 million.

From the effective date of the registration statement and until December 31, 2016, we have used existing cash and the net proceeds from the offering, in the amount of approximately $127 million, for working capital and other general corporate purposes, including in the redemption and cancellation of all of our issued and outstanding preference shares. None of the net proceeds from the common shares sold by us in the IPO was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates, except as a compensation and general and administrative expenses.

DISCLOSURE CONTROLS AND PROCEDURES

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years indicated the fees charged by our principal accountant and its associated entities for various services provided during those periods:

In millions of $	Fiscal Year Ended
Type of Services	December 31, 2016	December 31, 2015	Description of Service
Audit services	5.5	6.8	(1)
Audit-related services	—	—
Tax services	—	0.1	(2)
Other services	—	—
Total	5.5	6.9

(1)
Professional services rendered for the audit and review of the consolidated financial statements of The Bank of Butterfield & Son Limited and statutory audits of the financial statements of The Bank of Butterfield & Son Limited and its subsidiaries, compliance with local regulations, issuance of and services related to a comfort letter to the underwriters in connection with our initial public offering and review of documents filed with the BMA and the SEC (including services provided by independent experts to the audit firms in connection with the audit).

(2)	Services that are normally performed by the independent accountants, ancillary to audit services.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table sets forth purchases made by or on behalf of the issuer or any "affiliated purchaser," as defined in §240.10b-18(a)(3), of share or other units of any class of the issuer's equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act (15 u.S.C. 781) in the 12 months ending on December 31, 2016.

Common Share Buy-Back Program

Period	Total Number of Shares(1)	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Program	Maximum Number of Shares that May Yet be Purchased Under the Program
January 2016(2)	—	—	90,316	709,684
February 2016(2)	3,068	16.05	93,384	706,616
March 2016(2)	13,474	16.54	106,858	693,142
April 2016(3)	36,455	16.42	36,455	763,545
May 2016(3)	15,320	16.30	51,775	748,225
June 2016(3)	20,505	16.17	72,280	727,720
July 2016(3)	8,184	16.53	80,464	719,536
August 2016(3)	48	17.25	80,512	719,488
September 2016(3)	—	—	80,512	719,488
October 2016(3)	—	—	80,512	719,488
November 2016(3)	—	—	80,512	719,488
December 2016(3)	—	—	80,512	719,488

(1)    Figures reflect a ten-to-one reverse share split of common shares that the Bank effected on September 6, 2016.

(2)	Reflects shares repurchased under the share buy-back program approved by the Board on February 26, 2015, which was effective from April 1, 2015 until March 31, 2016.

(3)	Reflects shares repurchased under the share buy-back program approved by the Board on February 19, 2016, which is effective from April 1, 2016 until March 31, 2017.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Securities Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other United States domestic reporting companies, the Bank’s shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other United States domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer, see ‘‘Implications of Being an Emerging Growth Company and a Foreign Private Issuer’’.

You may review and copy the registration statements, reports and other information we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC.

For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including this annual report, are also available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Bank of N.T. Butterfield & Son Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of The Bank of N.T. Butterfield & Son Limited and its subsidiaries as of December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Ltd.
Hamilton, Bermuda
February 13, 2017

The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets
(In thousands of US dollars, except share and per share data)

	As at
	31 December 2016	31 December 2015
Assets
Cash and demand deposits with banks - Non-interest bearing	110,741	110,895
Demand deposits with banks - Interest bearing	326,437	378,629
Cash equivalents - Interest bearing	1,664,473	1,799,366
Cash due from banks	2,101,651	2,288,890
Securities purchased under agreement to resell	148,813	—
Short-term investments	519,755	409,482
Investment in securities
Trading	6,313	321,299
Available-for-sale	3,332,738	2,201,349
Held-to-maturity (fair value: $1,046,828 (2015: $701,495))	1,061,103	701,282
Total investment in securities	4,400,154	3,223,930
Loans
Loans	3,614,725	4,049,457
Allowance for credit losses	(44,247)	(49,302)
Loans, net of allowance for credit losses	3,570,478	4,000,155
Premises, equipment and computer software	167,773	183,378
Accrued interest	22,780	17,460
Goodwill	19,622	23,462
Intangible assets	42,289	27,669
Equity method investments	13,482	12,786
Other real estate owned	14,199	11,206
Other assets	82,549	77,145
Total assets	11,103,545	10,275,563

Liabilities
Customer deposits
Bermuda
Non-interest bearing	1,733,684	1,348,878
Interest bearing	4,213,417	2,922,830
Non-Bermuda
Non-interest bearing	651,329	532,867
Interest bearing	3,411,423	4,363,093
Total customer deposits	10,009,853	9,167,668
Bank deposits
Bermuda	344	403
Non-Bermuda	23,452	14,075
Total deposits	10,033,649	9,182,146
Employee benefit plans	139,967	122,135
Accrued interest	2,143	2,744
Preference share dividends payable	—	654
Other liabilities	100,044	100,530
Total other liabilities	242,154	226,063
Long-term debt	117,000	117,000
Total liabilities	10,392,803	9,525,209
Commitments, contingencies and guarantees (Note 12)

Shareholders' equity
Preference share capital (USD 0.01 par; USD 1,000 liquidation preference) issued and outstanding: nil (2015: 182,863)	—	2
Common share capital (BMD 0.01 par; authorised voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 53,284,872 (2015: 47,293,253)	533	473
Additional paid-in capital	1,142,608	1,225,344
Accumulated deficit	(287,677)	(368,618)
Less: treasury common shares, at cost: 2,066 (2015: 924,031)	(42)	(16,350)
Accumulated other comprehensive loss	(144,680)	(90,497)
Total shareholders’ equity	710,742	750,354
Total liabilities and shareholders’ equity	11,103,545	10,275,563
The accompanying notes are an integral part of these consolidated financial statements.

E. Barclay Simmons
Chairman of the Board

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations
(In thousands of US dollars, except per share data)

	Year ended
	31 December 2016	31 December 2015	31 December 2014
Non-interest income
Asset management	21,106	18,910	17,728
Banking	39,342	35,221	34,280
Foreign exchange revenue	30,606	31,896	29,379
Trust	44,060	40,264	38,268
Custody and other administration services	8,883	9,522	10,166
Other non-interest income	3,476	4,359	5,009
Total non-interest income	147,473	140,172	134,830
Interest income
Interest and fees on loans	188,000	186,486	191,986
Investments (none of the investment securities are intrinsically tax-exempt)
Trading	1,725	5,894	9,078
Available-for-sale	53,184	51,077	48,044
Held-to-maturity	22,261	12,607	10,635
Deposits with banks	9,759	6,517	5,358
Total interest income	274,929	262,581	265,101
Interest expense
Deposits	11,831	18,446	20,903
Long-term debt	4,500	4,861	5,628
Securities sold under repurchase agreements	118	8	83
Total interest expense	16,449	23,315	26,614
Net interest income before provision for credit losses	258,480	239,266	238,487
Provision for credit losses	(4,399)	(5,741)	(8,048)
Net interest income after provision for credit losses	254,081	233,525	230,439
Net trading gains (losses)	715	(562)	10,070
Net realised gains (losses) on available-for-sale investments	1,546	(4,407)	8,680
Net gains (losses) on other real estate owned	(440)	277	(1,804)
Impairment of fixed assets	—	(5,083)	(1,986)
Net gain on sale of equity method investments	—	—	277
Net other gains (losses)	(807)	338	451
Total other gains (losses)	1,014	(9,437)	15,688
Total net revenue	402,568	364,260	380,957
Non-interest expense
Salaries and other employee benefits	139,967	134,917	129,761
Technology and communications	57,441	57,069	57,119
Property	21,043	21,539	24,312
Professional and outside services	18,851	27,638	24,022
Indirect taxes	16,352	13,882	14,175
Amortisation of intangible assets	4,514	4,424	4,281
Marketing	4,513	3,919	3,802
Restructuring costs	6,266	2,183	—
Other expenses	16,952	19,674	15,495
Total non-interest expense	285,899	285,245	272,967
Net income before income taxes	116,669	79,015	107,990
Income tax expense	(727)	(1,276)	169
Net income	115,942	77,739	108,159
Cash dividends declared on preference shares	(13,979)	(14,631)	(14,712)
Preference shares guarantee fee	(1,676)	(1,824)	(1,834)
Premium paid on repurchase of preference shares	(41,913)	(28)	(96)
Net income attributable to common shareholders	58,374	61,256	91,517

Earnings per common share
Basic earnings per share	1.20	1.25	1.67
Diluted earnings per share	1.18	1.23	1.65
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income
(In thousands of US dollars)

	Year ended
	31 December 2016	31 December 2015	31 December 2014

Net income	115,942	77,739	108,159

Other comprehensive income (loss), net of taxes
Net change in unrealised gains and losses on translation of net investment in foreign operations	(6,507)	(3,139)	(2,874)
Accretion of net unrealised (gains) losses on held-to-maturity investments transferred from available-for-sale investments	(71)	365	—
Net change in unrealised gains and losses on available-for-sale investments	(21,181)	(11,793)	40,085
Employee benefit plans adjustments	(26,424)	1,590	(47,143)
Other comprehensive income (loss), net of taxes	(54,183)	(12,977)	(9,932)

Total comprehensive income	61,759	64,762	98,227

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity

	Year ended
	31 December 2016		31 December 2015		31 December 2014
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of year	47,293,253	473	55,002,314	550	54,980,346	550
Conversion of contingent value preference shares	—	—	690,939	7	21,968	—
Retirement of shares	(2,393)	—	(8,400,000)	(84)	—	—
Issuance of common shares	5,994,012	60	—	—	—	—
Balance at end of year	53,284,872	533	47,293,253	473	55,002,314	550

Preference shares
Balance at beginning of year	182,863	2	183,046	2	183,606	2
Repurchase and cancellation of preference shares	—	—	(183)	—	(560)	—
Redemption of preference shares	(182,863)	(2)	—	—	—	—
Balance at end of year	—	—	182,863	2	183,046	2

Contingent value convertible preference shares
Balance at beginning of year	—	—	690,939	7	712,907	7
Conversion to common shares	—	—	(690,939)	(7)	(21,968)	—
Balance at end of year	—	—	—	—	690,939	7

Additional paid-in capital
Balance at beginning of year		1,225,344		1,353,477		1,349,767
Share-based compensation		14,072		7,703		8,869
Share-based settlements		(10,626)		(9,749)		(4,503)
Reduction of carrying value on repurchase of preference shares		—		(183)		(560)
Premium paid on repurchase of preference shares		(41,913)		(28)		(96)
Redemption of preference shares		(170,206)		—		—
Retirement of common shares		(45)		(125,876)		—
Repurchase of warrant		(100)		—		—
Cost of issuance of common shares		(5,458)		—		—
Issuance of common shares, net of underwriting discounts and commissions		131,540		—		—
Balance at end of year		1,142,608		1,225,344		1,353,477

Accumulated deficit
Balance at beginning of year		(368,618)		(405,056)		(469,229)
Net income for year		115,942		77,739		108,159
Common share cash dividends declared and paid, $0.40 per share (2015: $0.50 per share; 2014: $0.50 per share)		(19,346)		(24,846)		(27,440)
Cash dividends declared on preference shares, $80.00 per share (2015: $80.00 per share; 2014: $80.00 per share)		(13,979)		(14,631)		(14,712)
Preference shares guarantee fee		(1,676)		(1,824)		(1,834)
Balance at end of year		(287,677)		(368,618)		(405,056)

Treasury common shares
Balance at beginning of year	924,031	(16,350)	1,277,060	(22,086)	831,042	(10,948)
Purchase of treasury common shares	97,053	(1,588)	250,370	(4,862)	856,734	(17,018)
Share-based settlements	(1,019,016)	17,896	(603,399)	10,598	(410,716)	5,880
Fractional share payout	(2)	—	—	—	—	—
Balance at end of year	2,066	(42)	924,031	(16,350)	1,277,060	(22,086)

Accumulated other comprehensive loss
Balance at beginning of year		(90,497)		(77,520)		(67,588)
Other comprehensive income (loss), net of taxes		(54,183)		(12,977)		(9,932)
Balance at end of year		(144,680)		(90,497)		(77,520)
Total shareholders' equity		710,742		750,354		849,374
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	31 December 2016	31 December 2015	31 December 2014
Cash flows from operating activities
Net income	115,942	77,739	108,159
Adjustments to reconcile net income to operating cash flows
Depreciation and amortisation	52,261	50,069	45,116
Provision for credit losses	4,399	5,741	8,048
Share-based payments and settlements	14,423	7,913	9,049
Impairment of fixed assets	—	5,083	1,986
Net realised (gains) losses on available-for-sale investments	(1,546)	4,407	(8,680)
Equity pick up on private equity partnership investment	(42)	(224)	(458)
(Gain) loss on sale of premises and equipment	(37)	28	—
Net (gains) losses on other real estate owned	440	(277)	1,804
Net (gain) on sales of equity method investments	—	—	(277)
(Increase) in carrying value of equity method investments	(1,137)	(980)	(834)
Fair value adjustments of a contingent payment	895	(143)	1,070
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable	(6,054)	1,417	594
(Increase) in other assets	(6,652)	(10,259)	(3,955)
Increase (decrease) in accrued interest payable	(284)	(1,907)	1,040
Increase (decrease) in employee benefit plans and other liabilities	5,587	16,932	(18,885)
Cash provided by operating activities	178,195	155,539	143,777

Cash flows from investing activities
(Increase) in securities purchased under agreement to resell	(148,813)	—	—
Net (increase) in short-term investments	(127,708)	(28,358)	(343,773)
Net change in trading investments	314,986	96,086	134,905
Available-for-sale investments: proceeds from sale	60,548	238,756	130,453
Available-for-sale investments: proceeds from maturities and pay downs	576,892	435,827	198,311
Available-for-sale investments: purchases	(1,884,554)	(1,018,759)	(800,865)
Held-to-maturity investments: proceeds from maturities and pay downs	73,725	26,965	12,426
Held-to-maturity investments: purchases	(360,959)	(50,283)	(18,073)
Net (increase) decrease in loans	321,722	(36,876)	145,023
Additions to premises, equipment and computer software	(9,804)	(1,477)	(6,128)
Proceeds from sale of other real estate owned	5,528	11,238	12,389
Dividends received on equity method investments	441	1,032	806
Net amounts received for assuming deposits acquired from another bank	—	—	310,578
Cash disbursed for business acquisitions	(21,778)	—	(34,757)
Cash used in investing activities	(1,199,774)	(325,849)	(258,705)

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	31 December 2016	31 December 2015	31 December 2014
Cash flows from financing activities
Net increase in demand and term deposit liabilities	1,056,029	598,578	637,705
Net (decrease) in securities sold under agreement to repurchase	—	—	(25,535)
Proceeds from issuance of common shares, net of underwriting discounts and commissions	131,600	—	—
Cost of issuance of common shares	(5,458)	—	—
Proceeds from loans sold under agreement to repurchase	5,152	—	—
Cost of repurchase of loans under agreement to repurchase	(5,152)	—	—
Repayment of long-term debt	—	—	(90,000)
Common shares repurchased	(1,633)	(130,822)	(17,018)
Preference shares repurchased	(212,121)	(211)	(656)
Warrant repurchased	(100)	—	—
Proceeds from stock option exercises	6,919	640	1,198
Cash dividends paid on common and contingent value convertible preference shares	(19,346)	(24,846)	(27,440)
Cash dividends paid on preference shares	(14,629)	(14,631)	(14,673)
Preference shares guarantee fee paid	(1,676)	(1,824)	(1,834)
Cash provided by financing activities	939,585	426,884	461,747
Net effect of exchange rates on cash due from banks	(105,245)	(30,995)	(13,980)
Net increase (decrease) in cash due from banks	(187,239)	225,579	332,839
Cash due from banks at beginning of year	2,288,890	2,063,311	1,730,472
Cash due from banks at end of year	2,101,651	2,288,890	2,063,311

Supplemental disclosure of cash flow information
Cash interest paid	16,165	21,408	27,654
Cash income tax paid	391	596	985

Non-cash items
Transfer to other real estate owned	8,961	3,400	6,086
Transfer of available-for-sale investments to held-to-maturity investments	74,731	340,969	—
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements
(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

The Bank of N.T. Butterfield & Son Limited (“Butterfield”, the “Bank” or the “Company”) is incorporated under the laws of Bermuda and has a banking licence under the Bank and Deposit Companies Act, 1999 (“the Act”). Butterfield is regulated by the Bermuda Monetary Authority (“BMA”), which operates in accordance with Basel principles.

Butterfield is a full service community bank in Bermuda and Cayman and a provider of specialised wealth management services in all its jurisdictions. Services offered include retail, private and corporate banking, treasury, custody, asset management and personal and institutional trust services. The Bank provides such services from six jurisdictions: Bermuda, Cayman, Guernsey, Switzerland, The Bahamas and the United Kingdom. The Bank holds all applicable licences required in the jurisdictions in which it operates.

On 16 September 2016, the Bank's common shares began to trade on the New York Stock Exchange under the symbol "NTB". On 21 September 2016, the Bank completed its offering of 5,957,447 common shares, at $23.50 per share. The proceeds, net of the underwriting discounts and commissions, were $131.6 million.

Note 2: Significant accounting policies

A. Basis of Presentation and Use of Estimates and Assumptions
The accounting and financial reporting policies of the Bank and its subsidiaries conform to generally accepted accounting principles in the United States of America (“GAAP”). The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year, and actual results could differ from those estimates.

Critical accounting estimates are those that require management to make subjective or complex judgments about the effect of matters that are inherently uncertain and may change in subsequent periods. Changes that may be required in the underlying assumptions or estimates in these areas could have a material impact on the future financial condition and results of operations. Management believes that the most critical accounting policies upon which the financial condition depends, and which involve the most complex or subjective decisions or assessments, are as follows:
• Allowance for credit losses
• Fair value and impairment of financial instruments
• Impairment of long-lived assets
• Impairment of goodwill
• Employee benefit plans
• Share-based payments

Beginning on 1 January 2016, the Bank's financial statements for periods presented are reported in United States ("US") dollars (previously in Bermuda dollars) to increase comparability of the Bank's financial position and results with market peers. Assets, liabilities, revenues and expenses denominated in Bermuda dollars are translated to US dollars at par and consequently, no amounts presented in the financial statements have changed as a result of this change in reporting currency.

B. Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively the “Bank”), and those variable interest entities (“VIEs”) where the Company is the primary beneficiary. Intercompany accounts and transactions have been eliminated. The Bank consolidates subsidiaries where it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The determination of whether the Bank meets the criteria to be considered the primary beneficiary of a VIE requires a periodic evaluation of all transactions (such as investments, loans and fee arrangements) with the entity. During the periods under review, the Bank had no interests in VIEs where the Bank was considered the primary beneficiary.

Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments in designated VIEs, are accounted for under the equity method, and the pro rata share of their income (loss) is included in other non-interest income.

C. Foreign Currency Translation
Assets, liabilities, revenues and expenses denominated in Bermuda dollars are translated to United States ("US") dollars at par. Assets and liabilities of the parent company arising from other foreign currency transactions are translated into US dollars at the rates of exchange prevailing at the balance sheet date. The resulting gains or losses are included in foreign exchange revenue in the consolidated statements of operations.

The assets and liabilities of foreign currency-based subsidiaries are translated at the rate of exchange prevailing on the balance sheet date, while associated revenues and expenses are translated to US dollars at the average rates of exchange prevailing throughout the year. Unrealised translation gains or losses on investments in foreign currency- based subsidiaries are recorded as a separate component of Shareholders' equity within accumulated other comprehensive loss (“AOCL”). Gains and losses on foreign currency-based subsidiaries are recorded in the consolidated statements of operations when the Bank ceases to have a controlling financial interest in a foreign currency-based subsidiary.

D. Assets Held in Trust or Custody
Securities and properties (other than cash and deposits held with the Bank and its subsidiaries) held in trust, custody, agency or fiduciary capacity for customers are not included in the consolidated balance sheets because the Bank is not the beneficiary of these assets.

E. Cash Due from Banks
Cash due from banks include cash on hand, cash items in the process of collection, amounts due from correspondent banks and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value. Such investments are those with less than three months’ maturity from the date of acquisition and include unrestricted term deposits, certificates of deposit and treasury bills.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

F. Securities Purchased Under Agreement to Resell
Securities purchased under agreement to resell are treated as collateralised lending transactions. The obligation to resell is recorded at the value of the cash paid on purchase adjusted for the amortisation of the difference between the purchase price and the agreed resell price. The amortisation of this amount is recorded as interest income.

G. Short-Term Investments
Short-term investments have maturities of less than one year from the date of acquisition, are only subject to an insignificant risk of change in fair value and comprise 1) restricted term and demand deposits and 2) unrestricted term deposits, certificate of deposits and treasury bills with a maturity greater than three months from the date of acquisition.

H. Investments
Investments securities are classified as trading, available-for-sale (“AFS”) or held-to-maturity (“HTM”).

Investments are classified as trading when management has the intent to sell these investments either for profit or to invest the cash received by taking customer deposits in foreign currencies. Debt and equity securities classified as trading investments are carried at fair value in the consolidated balance sheets, with unrealised gains and losses included in the consolidated statements of operations as net realised / unrealised gains (losses) on trading investments. Investments are classified primarily as AFS when used to manage the Bank’s exposure to interest rate and liquidity movements, as well as to make strategic longer-term investments. AFS investments are carried at fair value in the consolidated balance sheets with unrealised gains and losses reported as net increase or decrease to AOCL. Investments that the Bank has the positive intent and ability to hold to maturity are classified as HTM and are carried at amortised cost in the consolidated balance sheets. Unrecognised gains and losses on HTM securities are disclosed in the notes to the consolidated financial statements.

The specific identification method is used to determine realised gains and losses on trading, AFS and HTM investments, which are included in net realised gains and losses on AFS and HTM investments, respectively, in the consolidated statements of operations.

Dividend and interest income, including amortisation of premiums and discounts, on securities for which cash flows are not considered uncertain are included in interest income in the consolidated statements of operations. For securities with uncertain cash flows, the investments are accounted for under the cost recovery method, whereby all principal and coupon payments received are applied as a reduction of the amortised cost and carrying amount. Accrual of income is suspended in respect of debt securities that are in default, or from which it is unlikely that future interest payments will be received as scheduled.

Contained within other assets are investments in private equity for which the Bank does not have sufficient rights or ownership interests to follow the equity method of accounting. Unquoted equity investments which are held directly by the Bank and which do not have readily determinable fair values are recorded at cost and reviewed for impairment if indicators of impairment exist.

Equity method investments which include investments whereby the Bank has the ability to influence, but not control, the financial or operating policies of such entities, are accounted for using the equity method of accounting.

Recognition of other-than-temporary impairments
For debt securities, management considers a decline in fair value to be other-than-temporary when it does not expect to recover the entire amortised cost basis of the security. Investments in debt securities in unrealised loss positions are analysed as part of management’s ongoing assessment of other-than-temporary impairment (“OTTI”). When management intends to sell such securities or it is more likely than not that the Bank will be required to sell the securities before recovering the amortised cost, it recognises an impairment loss equal to the full difference between the amortised cost basis and the fair value of those securities. When management does not intend to sell or it is not more likely than not that the Bank will be required to sell such securities before recovering the amortised cost, management determines whether any credit losses exist to identify any OTTI.

Under certain circumstances, management will perform a qualitative determination and consider a variety of factors, including the length of time and extent to which the fair value has been less than cost; adverse conditions specifically related to the industry, geographic area or financial condition of the issuer or underlying collateral of a security; payment structure of the security; changes to the rating of the security by a rating agency; the volatility of the fair value changes; and changes in fair value of the security after the balance sheet date. Alternatively, management estimates cash flows over the remaining lives of the underlying security to assess whether credit losses exist.

In situations where there is a credit loss, only the amount of impairment relating to credit losses on AFS and HTM investments is recognised in net income. For AFS investments, the decrease in fair value relating to factors other than credit losses are recognised in AOCL. Cash flow estimates take into account expectations of relevant market and economic data as of the end of the reporting period, including, for example, underlying loan-level data, and structural features of securitisation, such as subordination, excess spread, over collateralisation or other forms of credit enhancement. The degree of judgment involved in determining the recoverable value of an investment security is dependent upon the availability of observable market prices or observable market parameters. When observable market prices and parameters do not exist, judgment is necessary to estimate recoverable value which gives rise to added uncertainty in the assessment. The assessment takes into consideration factors such as interest rate changes, movements in credit spreads, default rate assumptions, prepayment assumptions, type and quality of collateral, and market sentiment.

Management's fair valuations may include inputs and assumptions that are less observable or require greater estimation, thereby resulting in values which may be greater or lower than the actual value at which the investments may be ultimately sold or the ultimate cash flows that may be recovered. If the assumptions on which management based its fair valuations change, the Bank may experience additional OTTI or realised losses or gains, and the period-to-period changes in value could vary significantly.

I. Loans
Loans are reported as the principal amount outstanding, net of allowance for credit losses, unearned income, fair value adjustments arising from hedge accounting and net deferred loan fees. Interest income is recognised over the term of the loan using the effective interest method, or on a basis approximating a level rate of return over the term of the loan, except for loans classified as non-accrual. Prepayments are treated as a reduction of principal outstanding which is recognized upon receipt of payment. Prepayment penalties, if applicable under the terms of the specific loan agreement, are recognized also upon receipt of payment.

Acquired loans
Acquired loans are recorded at fair value at the date of acquisition. No allowance for credit losses is recorded on the acquisition date as the fair value of the acquired assets incorporates assumptions regarding credit risk. Acquired loans with evidence of credit quality deterioration for which it is probable that the Bank will not receive all contractually required payments receivable are accounted for as purchased credit-impaired loans. Generally, acquired loans that meet the Bank's definition for non-accrual status are considered to be credit-impaired.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The excess of the cash flows expected to be collected on purchased credit-impaired loans, measured as of the acquisition date, over the estimated fair value is referred to as the accretable yield and is recognized in interest income over the remaining life of the loan using an effective yield methodology. The difference between contractually required payments as of the acquisition date and the cash flows expected to be collected is referred to as the non-accretable difference which is included as a reduction of the carrying amount of the purchased credit-impaired loans.

The Bank evaluates at each balance sheet date the estimated cash flows and corresponding carrying value of purchased credit-impaired loans in the same manner as for the measurement of impaired loans, as is described below. The Bank evaluates at each balance sheet date whether the carrying value of its purchased credit-impaired loans has decreased and if so, recognises an allowance for credit losses in its consolidated statements of operations. For any increases in cash flows expected to be collected, the Bank adjusts any prior recorded allowance for purchased credit-impaired loans first, and then the amount of accretable yield recognized on a prospective basis over the purchased credit-impaired loan’s remaining life. Purchased credit-impaired loans are not considered non-performing and continue to have an accretable yield as long as there is a reasonable expectation about the timing and amount of cash flows expected to be collected.

Impaired loans
A loan is considered to be impaired when, based on current information and events, the Bank determines that it will not be able to collect all amounts due according to the original loan contract, including scheduled interest payments. Impaired loans include all non-accruing loans and all loans modified in a troubled debt restructuring (‘‘TDR’’) even if full collectability is expected following the restructuring.

When a loan is identified as impaired, the impairment is measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, except when the sole (remaining) source of repayment for the loan is the operation or liquidation of the collateral. In these cases the current fair value of the collateral, less selling costs, is used instead of discounted cash flows.

If the Bank determines that the expected realisable value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortised premium or discount), impairment is recognised through an allowance estimate. If the Bank determines that part of the allowance is uncollectible, that amount is charged off.

Non-accrual
Commercial, commercial real estate and consumer loans (excluding credit card consumer loans) are placed on non-accrual status generally if:
• in the opinion of management, full payment of principal or interest is in doubt; or
• principal or interest is 90 days past due.

Residential mortgages are placed on non-accrual status immediately if:
• in the opinion of management, full payment of principal or interest is in doubt; or
• when principal or interest is 90 days past due, unless the loan is well secured and any ongoing collection efforts are reasonably expected to result in repayment of all amounts due under the contractual terms of the loan.

Interest income on non-accrual loans is recognised only to the extent it is received in cash. Cash received on non-accrual loans where there is no doubt regarding full repayment (no impairment recognised in the form of a specific allowance) is first applied as repayment of the past due principal amount of the loan and secondly to past due interest and fees.

Where there is doubt regarding the ultimate full repayment of the non-accrual loan (impairment recognised in the form of a specific allowance), all cash received is applied to reduce the principal amount of the loan. Interest income on these loans is recognised only after the entire balance receivable is recovered and interest is actually received.

Loans are returned to accrual status when:
• none of the principal or accrued interest is past due (with certain exceptions as noted below) and the Bank expects repayment of the remaining contractual obligation; or
• when the loan becomes well secured and in the process of collection.

Loans modified in a troubled debt restructuring ("TDR")
A modification of a loan constitutes a TDR when a borrower is experiencing financial difficulty and the modification constitutes a concession from originally agreed terms. If a restructuring is considered a TDR, the Bank is required to make certain disclosures in the notes of the consolidated financial statements and individually evaluate the restructured loan for impairment. The Bank employs various types of concessions when modifying a loan that it would not otherwise consider which may include extension of repayment periods, interest rate reductions, principal or interest forgiveness, forbearance, and other actions intended to minimise economic loss and to avoid foreclosure or repossession of collateral.

Commercial and industrial loans modified in a TDR often involve temporary interest-only payments, term extensions, and converting revolving credit lines to term loans. Additional collateral, a co-borrower, or a guarantor is often requested. Commercial mortgage and construction loans modified in a TDR often involve extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, or substituting or adding a new borrower or guarantor. Construction loans modified in a TDR may also involve extending the interest-only payment period.

Residential mortgage modifications generally involve a short-term forbearance period after which the missed payments are added to the end of the loan term, thereby extending the maturity date. Interest continues to accrue on the missed payments and as a result, the effective yield on the mortgage remains unchanged. As the forbearance period usually involves an insignificant payment delay they typically do not meet the reporting criteria for a TDR.

Automobile loans modified in a TDR are primarily composed of loans where the Bank has lowered monthly payments by extending the term.

When a loan undergoes a TDR, the determination of the loan's accrual versus non-accrual status following the modification depends on several factors. As with the risk rating process, the accrual status decision for such a loan is a separate and distinct process from the loan's TDR analysis and determination. Management considers the following in determining the accrual status of restructured loans:
• If the loan was appropriately on accrual status prior to the restructuring, the borrower has demonstrated performance under the previous terms, and the bank's credit evaluation shows the borrower's capacity to continue to perform under the restructured terms (both principal and interest payments), it is likely that the appropriate conclusion is for the loan to remain on accrual at the time of the restructuring. This evaluation must include consideration of the borrower's sustained historical repayment performance for a reasonable period prior to the date on which the loan was restructured. A sustained period of repayment performance generally would be a minimum of six months and would involve payments of cash or cash equivalents; or

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

• If the loan was on non-accrual status before the restructuring, but the bank's credit evaluation shows the borrower's capacity to meet the restructured terms, the loan would likely remain as non-accrual until the borrower has demonstrated a reasonable period of sustained repayment performance. As noted above, this period generally would be at least six months (thereby providing reasonable assurance as to the ultimate collection of principal and interest in full under the modified terms). Sustained performance before the restructuring may be taken into account.

Loans that have been modified in a TDR are restored to accrual status only when interest and principal payments are brought current for a continuous period of six months under the modified terms. However, performance prior to the modification, or significant events that coincide with the modification, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of loan modification or after a shorter performance period. If the borrower’s ability to meet the revised payment schedule is uncertain, the loan remains on non-accrual status.

A loan that is modified in a TDR prior to becoming impaired will be left on accrual status if full collectability in accordance with the restructured terms is expected. The Bank works with its customers in these difficult economic times and may enter into a TDR for loans that are in default, or at risk of defaulting, even if the loan is not impaired.

A loan that had previously been modified in a TDR and is subsequently refinanced under current underwriting standards at a market rate with no concessionary terms is accounted for as a new loan and is no longer reported as a TDR.

Delinquencies
The entire balance of an account is contractually delinquent if the minimum payment of principal or interest is not received by the specified due date. Delinquency is reported on loans that are more than 30 days past due.

Charge-offs
The Bank recognises charge-offs when it determines that loans are uncollectible, and this generally occurs when all commercially reasonable means of recovering the loan balance have been exhausted.

Commercial and consumer loans are either fully or partially charged-off down to the fair value of collateral securing the loans when:
• management judges the loan to be uncollectible;
• repayment is expected to be protracted beyond reasonable time frames;
• the asset has been classified as a loss by either the Bank’s internal loan review process or third party appraisers; or
• the customer has filed bankruptcy and the loss becomes evident owing to a lack of assets or cash flow.

The outstanding balance of commercial and consumer real estate secured loans and residential mortgages that are in excess of the estimated property value, less costs to sell, is charged-off once there is reasonable assurance that such excess outstanding balance is not recoverable.

Credit card consumer loans that are contractually 180 days past due and other consumer loans with an outstanding balance under $100,000 that are contractually 180 days past due are generally written off and reported as charge-offs.

J. Allowance for Credit Losses
The Bank maintains an allowance for credit losses, which in management’s opinion is adequate to absorb all estimated credit-related losses that are incurred in its lending and off-balance sheet credit-related arrangements at the balance sheet date. The allowance for credit losses consists of specific allowances and a general allowance as follows:

Specific allowances
Specific allowances are determined on an exposure-by-exposure basis and reflect the associated estimated credit loss. The specific allowance for credit loss is computed as the difference between the recorded investment in the loan and the present value of expected future cash flows from the loan. The effective rate of return on the loan is used for discounting the cash flows. However, when foreclosure of a collateral-dependent loan is probable, the Bank measures impairment based on the fair value of the collateral. The Bank considers estimated costs to sell, on a discounted basis, in the measurement of impairment if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loan. If the measurement of an impaired loan is less than the recorded investment in the loan, then the Bank recognises impairment by creating an allowance with a corresponding charge to provision for credit losses.

For all commercial and commercial real estate TDRs, the Bank conducts further analysis to determine the probable amount of loss and establishes a specific allowance for the loan, if appropriate. The Bank estimates the impairment amount by comparing the loan’s carrying amount to the estimated present value of its future cash flows or the fair value of its underlying collateral. For collateral-dependent impaired commercial and commercial real estate loans, the excess of the Company’s recorded investment in the loan over the fair value of the collateral, less cost to sell, is charged off to the specific allowance.

For consumer and residential mortgage TDRs that are not collateral-dependent, allowances are developed using the present value of expected future cash flows, compared to the recorded investment in the loans. Expected re-default factors are considered in this analysis. The fair value of collateral is periodically monitored subsequent to the modification.

General allowances
The allowance for credit losses attributed to the remaining portfolio is established through various analyses that estimate the incurred loss at the balance sheet date inherent in the lending and off-balance sheet credit-related arrangements portfolios. These analyses consider historical default rates, geographic, industry, and other environmental factors. Management also considers overall portfolio indicators including trends in internally risk rated exposures, cash-basis loans, historical and forecasted write-offs, and a review of industry, geographic and portfolio concentrations, including current developments within those segments. In addition, management considers the current business strategy and credit process, including limit setting and compliance, credit approvals, loan underwriting criteria and loan workout procedures.

Each portfolio of smaller balance, homogeneous loans, including consumer instalment, revolving credit, and most other consumer loans, is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent and incurred in the portfolio, based upon various analyses. Management considers overall portfolio indicators including historical credit losses; delinquent (defined as loans that are more than 30 days past due), non-performing, and classified loans; trends in volumes and terms of loans; an evaluation of overall credit quality; the credit process, including lending policies and procedures; and economic, geographical, product, and other environmental factors.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

K. Business Combinations, Goodwill and Intangible Assets
All business combinations are accounted for using the acquisition method. Identifiable intangible assets (mostly customer relationships) are recognised separately from goodwill and are initially valued at fair value using discounted cash flow calculations and other recognised valuation techniques. Goodwill represents the excess of the fair value of the consideration paid for the acquisition of a business over the fair value of the net assets acquired. Contingent purchase consideration was measured at its fair value and recorded on the purchase date. Any subsequent changes in the fair value of a contingent consideration liability will be recorded through the consolidated statements of operations.

Goodwill is tested annually for impairment at the reporting unit level, or more frequently if events or circumstances indicate there may be impairment. If the carrying amount of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill. Other acquired intangible assets with finite lives are amortised on a straight-line basis over their estimated useful lives, not exceeding 15 years. Intangible assets' estimated lives are re-evaluated annually and an impairment test is carried out if certain indicators of impairment exist.

L. Premises, Equipment and Computer Software
Land is carried at cost. Buildings, equipment and computer software, including leasehold improvements, are carried at cost less accumulated depreciation. The Bank generally computes depreciation using the straight-line method over the estimated useful life of an asset, which is 50 years for buildings, and three to 10 years for other equipment. For leasehold improvements the Bank uses the straight-line method over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. The Bank capitalises certain costs, including interest cost incurred during the development phase, associated with the acquisition or development of internal use software. Once the software is ready for its intended use, these costs are amortised on a straight-line basis over the software's expected useful life, which is between five and 10 years.

Management reviews the recoverability of the carrying amount of premises, equipment and computer software when indicators of impairment exist and an impairment charge is recorded when the carrying amount of the reviewed asset is deemed not recoverable by future expected cash flows to be derived from the use and disposition of the asset. If there is a disposition out of premises, equipment and computer software, a gain is recorded if the difference of the proceeds on disposition is in excess of the assets carrying value. Otherwise, a loss is recorded. If there is an abandonment out of premises, equipment and computer software, the full carrying value of the asset is recognized as a loss.

M. Other Real Estate Owned
Other real estate owned (“OREO”) is comprised of real estate property held for sale and commercial and residential real estate properties acquired in partial or total satisfaction of loans acquired through foreclosure proceedings, acceptance of a deed-in-lieu of foreclosure or by taking possession of assets that were used as loan collateral. These properties are initially recorded at fair value less estimated costs to sell the property. If the recorded investment in the loan exceeds the property’s fair value at the time of acquisition, a charge-off is recorded against the specific allowance. If the carrying value of the real estate exceeds the property’s fair value at the time of reclassification, an impairment charge is recorded in the consolidated statements of operations. Subsequent decreases in the property’s fair value below the new cost basis are recorded through the use of a valuation allowance. Subsequent increases in the fair value of a property may be used to reduce the allowance but not below zero. Any operating expenses of the property are recognised through charges to non-interest expense.

N. Derivatives
All derivatives are recognised on the consolidated balance sheets at their fair value. On the date that the Bank enters into a derivative contract, it designates the derivative as either: a hedge of the fair value of a recognised asset or liability (a fair value hedge); a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognised asset or liability (a cash flow hedge); a hedge of an exposure to foreign currency risk of a net investment in a foreign operation (a net investment hedge); or, an instrument that is held for trading or non-hedging purposes (a trading or non-hedging derivative instrument).

All instruments utilised as a hedging instrument in a fair value hedge or cash flow hedge must have one or more underlying notional amounts, no or a minimal net initial investment and a provision for net settlement in the contract to meet the definition of a derivative instrument. Instruments utilised as a hedging instrument in a hedge of a net investment in foreign operations may be derivative instruments or non-derivatives.

The changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are recorded in current year earnings.

The changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive loss ("OCL") and the ineffective portion is recorded in current year earnings. That is, ineffectiveness from a derivative that overcompensates for changes in the hedged cash flows is recorded in earnings. However, the ineffectiveness from a derivative that under compensates is not recorded in earnings.

The changes in the fair value of a derivative that is designated and qualifies as a foreign currency hedge is recorded in either current year earnings or OCL, depends on whether the hedging relationship satisfies the criteria for a fair value or cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, the changes in the derivative’s fair value, to the extent that the derivative is effective as a hedge, are recorded in the cumulative translation adjustment ("CTA") account within OCL.

Changes in the fair value of trading and non-hedging derivative instruments are reported in current year earnings.

The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or specific firm commitments or forecasted transactions.

The Bank also formally assesses whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

For those hedge relationships that are terminated, hedge designations that are elected to be removed, forecasted transactions that are no longer expected to occur, or the hedge relationship ceases to be highly effective, the hedge accounting treatment described in the paragraphs above is no longer applied and the end-user derivative is terminated or transferred to the trading designation. For fair value hedges, any changes to the carrying value of the hedged item prior to the discontinuance remain as part of the basis of the asset or liability. When a cash flow hedge is discontinued, the net derivative gain (loss) remains in AOCL unless it is probable that the forecasted transaction will not occur in the originally specified time period.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

O. Securities Sold Under Agreements to Repurchase
Securities sold under agreements to repurchase (securities financing agreements) are treated as collateralised financing transactions. The obligation to repurchase is recorded at the value of the cash received on sale adjusted for the amortisation of the difference between the sale price and the agreed repurchase price. The amortisation of this amount is recorded as an interest expense.

P. Collateral
The Bank pledges assets as collateral as required for various transactions involving security repurchase agreements, deposit products and derivative financial instruments. Assets that have been pledged as collateral, including those that can be sold or repledged by the secured party, continue to be reported on the Bank’s consolidated balance sheets under the same line items as non-pledged assets of the same type.

Q. Employee Benefit Plans
The Bank maintains trusteed pension plans for substantially all employees as either non-contributory defined benefit plans or defined contribution plans. Benefits under the defined benefit plans are based primarily on the employee's years of credited service and average annual salary during the final years of employment as defined in the plans. The Bank also provides post-retirement medical benefits for certain qualifying active and retired Bermuda-based employees.

Expense for the defined benefit pension plans and the post-retirement medical benefits plan is composed of (a) the actuarially determined benefits for the current year's service, (b) imputed interest on the actuarially determined liability of the plan, (c) in the case of the defined benefit pension plans, the expected investment return on the fair value of plan assets and (d) amortisation of certain items over the expected average remaining service life of employees in the case of the active defined benefit pension plans, estimated average remaining life expectancy of the inactive participants in the case of the inactive defined benefit pension plans and the expected average remaining service life to full eligibility age of employees covered by the plan in the case of the post-retirement medical benefits plan. The items amortised are amounts arising as a result of experience gains and losses, changes in assumptions, plan amendments and the change in the net pension asset or post-retirement medical benefits liability arising on adoption of revised accounting standards.

For each of the defined benefit pension plans and for the post-retirement medical benefits plan, the asset and liability recognised for accounting purposes are reported in other assets and employee benefit plans respectively. The actuarial gains and losses, transition obligation and prior service costs of the defined pension plans and post-retirement medical benefits plan are recognised in OCL net of tax and amortised to net income over the average service period for the active defined benefit pension plans and post-retirement medical benefits plan and average remaining life expectancy for the inactive defined benefit pension plans.

For the defined contribution pension plans, the Bank and participating employees provide an annual contribution based on each participating employee's pensionable earnings. Amounts paid are expensed in the period.

R. Share-Based Compensation
The Bank engages in equity settled share-based payment transactions in respect of services received from eligible employees. The fair value of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in respect of the shares or share options granted is recognised in the consolidated statements of operations over the shorter of the vesting or service period.

The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk-free interest rate, expected dividend rate, the expected volatility of the share price over the life of the option and other relevant factors. Time vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the consolidated statements of operations reflects the number of vested shares or share options. The Bank recognises compensation cost for awards with performance conditions if and when the Bank concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures (e.g., due to termination of employment prior to vesting).

S. Revenue Recognition
Trust, custody and other administration services fees include fees for private and institutional trust, executorship, and custody services. Asset management fees include fees for investment management, investment advice and brokerage services. Fees are recognised as revenue over the period of the relationship or when the Bank has rendered all services to the clients and is entitled to collect the fee from the client, as long as there are no contingencies associated with the fees.

Banking services fees primarily include fees for letters of credit and other financial guarantees, compensating balances, overdraft facilities and other financial services-related products as well as credit card fees. Letters of credit and other financial guarantees fees are recognised as revenue over the period in which the related guarantee is outstanding. Credit card fees are comprised of merchant discounts, late fees and membership fees, net of interchange and rewards costs. Credit card fees are recognised in the period in which the service is provided. All other fees are recognised as revenue in the period in which the service is provided.

Foreign exchange revenue includes fees earned on currency exchange transactions which are recognised when such transactions occur, as well as gains and losses recognised when translating financial instruments held or due in currencies other than the local functional currency at the rates of exchange prevailing at the balance sheet date.

Loan interest income includes the amortisation of deferred non-refundable loan origination and commitment fees. These fees are recognised as an adjustment of yield over the life of the related loan. Loan origination and commitment fees are offset by their related direct costs and only the net amounts are deferred and amortised into interest income.

Dividend and interest income, including amortisation of premiums and discounts, on securities for which cash flows are not considered uncertain are included in interest income in the consolidated statements of operations. Loans placed on non-accrual status and investments with uncertain cash flows are accounted for under the cost recovery method, whereby all principal, dividends, interest and coupon payments received are applied as a reduction of the amortised cost and carrying amount.

T. Fair Values
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Bank determines the fair values of assets and liabilities based on the fair value hierarchy which requires an entity to maximise the use of observable inputs and minimise the use of unobservable inputs when measuring fair value. The relevant accounting standard describes three levels of inputs that may be used to measure fair value. Investments classified as trading and AFS, and derivative assets and liabilities are recognised in the consolidated balance sheets at fair value.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Level 1, 2 and 3 valuation inputs
Management classifies items that are recognised at fair value on a recurring basis based on the level of inputs used in their respective fair value determination as described below.

Fair value inputs are considered Level 1 when based on unadjusted quoted prices in active markets for identical assets.

Fair value inputs are considered Level 2 when based on inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Fair value inputs are considered Level 3 when based on internally developed models using significant unobservable assumptions involving management's estimations or non-binding bid quotes from brokers.

The following methods and assumptions were used in the determination of the fair value of financial instruments:

Cash due from banks
The carrying amount of cash and demand deposits with banks, being short-term in nature, is deemed to approximate fair value.

Cash equivalents include unrestricted term deposits, certificates of deposits and Treasury bills with a maturity of less than three months from the date of acquisition and the carrying value at cost is considered to approximate fair value because they are short term in nature, bear interest rates that approximate market rates, and generally have negligible credit risk.

Short-term investments
Short-term investments comprise restricted term and demand deposits and unrestricted term deposits, certificates of deposit and treasury bills with less than one year but greater than three months' maturity from the date of acquisition. The carrying value at cost is considered to approximate fair value because they are short term in nature, bear interest rates that approximate market rates, and generally have negligible credit risk.

Trading investments and defined benefit pension plan equity securities and mutual funds
Trading investments include equities, mutual funds and debt securities issued by both US and non-US governments. The fair value of listed equity securities is based upon quoted market values. Investments in actively traded mutual funds are based on their published net asset values. See “AFS and HTM investments and defined benefit pension plan fixed income securities” below for valuation techniques and inputs of fixed income securities.

AFS and HTM investments and defined benefit pension plan fixed income securities
The fair values for AFS investments are generally sourced from third parties. The fair value of fixed income securities is based upon quoted market values where available, “evaluated bid” prices provided by third party pricing services (“pricing services”) where quoted market values are not available, or by reference to broker or underwriter bid indications where pricing services do not provide coverage for a particular security. To the extent the Bank believes current trading conditions represent distressed transactions, the Bank may elect to utilise internally generated models. The pricing services typically use market approaches for valuations using primarily Level 2 inputs (in the vast majority of valuations), or some form of discounted cash flow analysis.

Pricing services indicate that they will only produce an estimate of fair value if there is objectively verifiable information available to produce a valuation. Standard inputs to the valuations provided by the pricing services listed in approximate order of priority for use when available include: reported trades, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data. The pricing services may prioritise inputs differently on any given day for any security, and not all inputs listed are available for use in the evaluation process on any given day for each security evaluation. However, the pricing services also monitor market indicators and industry and economic events. When these inputs are not available, pricing services identify “buckets” of similar securities (allocated by asset class types, sectors, sub-sectors, contractual cash flows/structure, and credit rating characteristics) and apply some form of matrix or other modelled pricing to determine an appropriate security value which represents their best estimate as to what a buyer in the marketplace would pay for a security in a current sale.

It is common industry practice to utilise pricing services as a source for determining the fair values of investments where the pricing services are able to obtain sufficient market corroborating information to allow them to produce a valuation at a reporting date. In addition, in the majority of cases, although a value may be obtained from a particular pricing service for a security or class of similar securities, these values are corroborated against values provided by other pricing services. While the Bank receives values for the majority of the investment securities it holds from pricing services, it is ultimately management’s responsibility to determine whether the values received and recorded in the financial statements are representative of appropriate fair value measurements.

Broker/dealer quotations are used to value investments with fixed maturities where prices are unavailable from pricing services due to factors specific to the security such as limited liquidity, lack of current transactions, or trades only taking place in privately negotiated transactions. These are considered Level 3 valuations, as significant inputs utilised by brokers may be difficult to corroborate with observable market data, or sufficient information regarding the specific inputs utilised by the broker was not available to support a Level 2 classification.

For disclosure purposes, investments held-to-maturity are fair valued using the same methods described above.

Loans
The majority of loans are variable rate and re-price in response to changes in market rates and hence management estimates that the fair value of loans is not significantly different than their carrying amount. For significant fixed-rate loan exposures, fair value is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans. Management includes the effects of specific provisions raised against individual loans, which factors in a loan's credit quality, as well as accrued interest in determining the fair value of loans.

Accrued interest
The carrying amounts of accrued interest receivable and payable are assumed to approximate their fair values given their short-term nature.

OREO
OREO assets are carried at the lower of cost or fair value less estimated costs to sell. The determination of fair value, which aims at estimating the realisable value of the properties, is based either on third party appraisals, when available, or on internal valuation models. Appraisals of OREO properties are updated on an annual basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Deposits
The fair value of fixed-rate deposits has been estimated by discounting the contractual cash flows, using market interest rates offered at the balance sheet date for deposits of similar terms. The carrying amount of deposits with no stated maturity date is deemed to equate to the fair value.

Long-term debt
The fair value of the long-term debt has been estimated by discounting the contractual cash flows, using current market interest rates.

Derivatives
Derivative contracts can be exchange traded or over-the-counter (“OTC”) derivative contracts and may include forward, swap and option contracts relating to interest rates or foreign currencies. Exchange-traded derivatives typically fall within Level 1 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources where an understanding of the inputs utilised in arriving at the valuations is obtained.

Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms and specific risks inherent in the instrument as well as the availability of pricing information in the market. The Bank generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, interest rate swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

Goodwill
The fair value of reporting units for which goodwill is recognised is determined when an impairment assessment is performed by discounting estimated future cash flows using discount rates reflecting valuation-date market conditions and risks specific to the reporting unit.

U. Impairment or Disposal of Long-Lived Assets
Impairment losses are recognised when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected from its use and disposal. The impairment recognised is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets that are to be disposed of other than by sale are classified and accounted for as held for use until the date of disposal or abandonment. Assets that meet certain criteria are classified as held for sale and are measured at the lower of their carrying amounts or fair value less estimated costs to sell.
V. Credit-Related Arrangements
In the normal course of business, the Bank enters into various commitments to meet the credit requirements of its customers. Such commitments, which are not included in the consolidated balance sheet, include:

• commitments to extend credit, which represent undertakings to make credit available in the form of loans or other financing for specific amounts and maturities, subject to certain conditions;
• standby letters of credit, which represent irrevocable obligations to make payments to third parties in the event that the customer is unable to meet its financial obligations; and,
• documentary and commercial letters of credit, related primarily to the import of goods by customers, which represent agreements to honour drafts presented by third parties upon completion of specific activities.

These credit arrangements are subject to the Bank's normal credit standards and collateral is obtained where appropriate. The contractual amounts for these commitments set out in the table in Note 12 represent the maximum payments the Bank would have to make should the contracts be fully drawn, the counterparty default, and any collateral held prove to be of no value. As many of these arrangements will expire or terminate without being drawn upon or are fully collateralised, the contractual amounts do not necessarily represent future cash requirements. The Bank does not carry any liability for these obligations.

W. Income Taxes
The Bank uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effect of temporary differences between the consolidated financial statements' carrying amounts of assets and liabilities and their respective tax bases. Accordingly, a deferred income tax asset or liability is determined for each temporary difference based on the enacted tax rates to be in effect on the expected reversal date of the temporary difference. The effect of a change in tax rates on deferred tax assets and liabilities is recognised in income in the period that includes the enactment date.

The Bank records net deferred tax assets to the extent the Bank believes these assets will more likely than not be realised. Net deferred income tax assets or liabilities accumulated as a result of temporary differences are included in other assets or other liabilities, respectively. A valuation allowance is established to reduce deferred income tax assets to the amount more likely than not to be realised. In making such a determination, the Bank considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Bank were to determine that it would be able to realise the deferred income tax assets in the future in excess of their net recorded amount, the Bank would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Bank records uncertain tax positions on the basis of a two-step process whereby (1) the Bank determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) where those tax positions that meet the more-likely-than-not recognition threshold, the Bank recognises the largest amount of tax benefit that is greater than 50 percent likely to be realised upon ultimate settlement with the related tax authority.

Income taxes on the consolidated statements of operations include the current and deferred portions of the income taxes. The Bank recognises accrued interest and penalties related to income taxes in operating expenses. Income taxes applicable to items charged or credited directly to shareholders’ equity are included in such items.

X. Consolidated Statements of Cash Flows
For the purposes of the consolidated statements of cash flows, cash due from banks include cash on hand, cash items in the process of collection, amounts due from correspondent banks and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Y. Earnings Per Share
Earnings per share have been calculated using the weighted average number of common shares outstanding during the year (see also Note 20). Dividends declared on preference shares and related guarantee fees are deducted from net income to obtain net income available to common shareholders. In periods when basic earnings per share is positive, the dilutive effect of share-based compensation plans is calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding common shares, using the quarterly average market price of the Bank’s shares for the period.

Z. New Accounting Pronouncements
The following accounting developments were issued during the year ended 31 December 2016:

In January 2016, the FASB published Accounting Standards Update No. 2016-01 Financial Instruments – Overall (Subtopic 825-10) which: 1) requires that equity securities be measured at fair value with changes in the fair value recognised through net income; 2) allow certain equity investments to be re-measured at fair value either upon the occurrence of an observable price change or upon identification of an impairment (qualitative assessment being allowed); 3) requires public business entities that are required to disclose fair value of financial instruments on the balance sheet to measure that fair value using the exit price notion consistent with Topic 820, Fair Value Measurement; 4) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option; and, 5) requires enhanced disclosures about certain financial assets and financial liabilities. This update is effective for public business entities for fiscal years, and interim periods with in those fiscal years, beginning after 15 December 2017. Except for the early application guidance in the update, early adoption of the amendments is not permitted. The Bank is assessing the impact of the adoption of this guidance.

In February 2016, FASB published Accounting Standards Update No. 2016-02 Leases (Topic 842) which requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. This update is effective for public business entities for fiscal years, and interim periods with in those fiscal years, beginning after 15 December 2018. Early application is permitted. The Bank has determined that this standard will have an effect due to the recognition of lease assets and lease liabilities currently classified as operating leases, which will result in the recognition of assets and corresponding lease liabilities.

In March 2016, FASB published Accounting Standards Update No. 2016-08 Revenue from Contracts with Customers (Topic 606). The amendments in this update are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The amendments in this update affect the guidance in Accounting Standards Update No. 2014-09 Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09") which is not yet effective. The effective date for this update is the same as for Accounting Standards Update No. 2015-14 Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date ("ASU 2015-14") which defers the effective date of ASU 2014-09 by one year resulting in the effective date being fiscal years, and interim periods with in those fiscal years, beginning after 15 December 2017. Earlier application is permitted only as of annual reporting periods beginning after 15 December 2016, including interim reporting periods within that reporting period. The Bank has determined that this standard will affect non-interest income items that are fee generating but does not expect the impact to have a significant effect.

In March 2016, FASB published Accounting Standards Update No. 2016-09 Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update are intended to simplify various aspects of the accounting for share-based payments including accounting for the income tax effects of share-based payments, minimum statutory tax withholding requirements and forfeitures. This update is effective for public business entities for fiscal years, and interim periods with in those fiscal years after 15 December 2016, and early adoption is permitted. The Bank has assessed the impact of the adoption of this guidance, and does not expect this to have an impact.

In June 2016, FASB published Accounting Standards Update No. 2016-13 Financial Instruments – Credit Losses. The amendments in this update provide a new impairment model, known as the current expected credit loss model that is based on expected losses rather than incurred losses. The amendments in this update are also intended to reduce the complexity and reduce the number of impairment models entities use to account for debt instruments. For public business entities that meet the GAAP definition of an SEC filer, the effective date for this update for fiscal years beginning after 15 December 2019, including interim periods within those fiscal years. The Bank is assessing the impact of the adoption of this guidance.

In August 2016, FASB published Accounting Standards Update No. 2016-15 Statement of Cash Flows (Topic 230). The amendments in this update provide guidance on eight specific cash flow issues regarding their presentation and classification on the Statement of Cash Flows. The eight specific areas are: debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments of other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies), distributions received from equity method investees, beneficial interest in securitization transactions, and separately identifiable cash flows and application of the predominance principle. This update is effective for public business entities for fiscal years, and interim periods within those fiscal years, after 15 December 2017, and early adoption is permitted. The Bank is assessing the impact of the adoption of this guidance.

In October 2016, FASB published Accounting Standards Update No. 2016-17 Consolidation (Topic 810) ("ASU 2016-17"). This Update was issued to amend the consolidation guidance presented in Accounting Standards Update No. 2015-02 Consolidation (Topic 810) ("ASU 2015-02) on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The amendments in this Update do not change the characteristics of a primary beneficiary in GAAP, but under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The Bank has early adopted ASU 2015-02 and has concluded that ASU 2016-17 does not have an impact on the Bank.

In November 2016, FASB published Accounting Standards Update No. 2016-18 Statement of Cash Flows (Topic 230). This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This update is effective for public business entities for fiscal years, and interim periods with in those fiscal years, beginning after 15 December 2017. Early adoption is permitted. The Bank has determined that this standard will have an effect on the presentation of the statements of cash flows as the Bank often owns cash balances affected by drawing restrictions related to minimum reserve and derivative margin requirements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 3: Cash due from banks

	31 December 2016			31 December 2015
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Non-interest bearing
Cash and demand deposits with banks	28,690	82,051	110,741	31,199	79,696	110,895

Interest bearing¹
Demand deposits with banks	138,123	188,314	326,437	130,589	248,040	378,629
Cash equivalents	976,557	687,916	1,664,473	691,439	1,107,927	1,799,366
Sub-total - Interest bearing	1,114,680	876,230	1,990,910	822,028	1,355,967	2,177,995

Total cash due from banks	1,143,370	958,281	2,101,651	853,227	1,435,663	2,288,890
¹ Interest bearing cash due from banks includes certain demand deposits with banks as at 31 December 2016 in the amount of $305.3 million (31 December 2015: $306.9 million) that are earning interest at a negligible rate.

Note 4: Short-term investments

	31 December 2016			31 December 2015
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Unrestricted
Maturing within three months	36,953	80,360	117,313	—	104,249	104,249
Maturing between three to six months	343,723	40,825	384,548	99,810	192,118	291,928
Maturing between six to twelve months	—	—	—	—	796	796
Total unrestricted short-term investments	380,676	121,185	501,861	99,810	297,163	396,973

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand deposits	17,894	—	17,894	12,509	—	12,509
Total short-term investments	398,570	121,185	519,755	112,319	297,163	409,482

Note 5: Investment in securities

Amortised Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, trading and available-for-sale ("AFS") investments are carried at fair value and held-to-maturity ("HTM") investments are carried at amortised cost.

	31 December 2016				31 December 2015
	Amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value	Amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value
Trading
US government and federal agencies	—	—	—	—	278,500	2,347	(1,504)	279,343
Non-US governments debt securities	—	—	—	—	7,483	6	—	7,489
Asset-backed securities - Student loans	—	—	—	—	28,845	—	(560)	28,285
Mutual funds	5,724	1,091	(502)	6,313	5,739	903	(460)	6,182
Total trading	5,724	1,091	(502)	6,313	320,567	3,256	(2,524)	321,299

Available-for-sale
US government and federal agencies	2,448,207	6,773	(24,578)	2,430,402	1,399,456	8,812	(3,769)	1,404,499
Non-US governments debt securities	27,895	178	(1,053)	27,020	29,275	300	—	29,575
Corporate debt securities	513,881	2,139	(1,545)	514,475	505,139	3,779	(2,774)	506,144
Asset-backed securities - Student loans	13,290	—	(797)	12,493	13,291	—	(1,130)	12,161
Commercial mortgage-backed securities	151,855	43	(1,352)	150,546	153,046	9	(4,329)	148,726
Residential mortgage-backed securities	200,288	56	(2,542)	197,802	101,382	—	(1,138)	100,244
Total available-for-sale	3,355,416	9,189	(31,867)	3,332,738	2,201,589	12,900	(13,140)	2,201,349

Held-to-maturity¹
US government and federal agencies	1,061,103	2,528	(16,803)	1,046,828	701,282	5,365	(5,152)	701,495
Total held-to-maturity	1,061,103	2,528	(16,803)	1,046,828	701,282	5,365	(5,152)	701,495
¹ For the years ended 31 December 2016, 2015 and 2014, non-credit impairments recognised in accumulated other comprehensive loss ("AOCL") for HTM investments were nil.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Investments with Unrealised Loss Positions
The Bank does not believe that the AFS and HTM investment securities that were in an unrealised loss position as of 31 December 2016 (and 31 December 2015), which were comprised of 170 securities representing 76% of the AFS and HTM portfolios' fair value, (31 December 2015: 99 and 54%, respectively), represent an OTTI. Total gross unrealised losses were 1.5% of the fair value of affected securities (31 December 2015: 1.1%) and were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. Due to a strategic change in the investment portfolio composition during the year ended 31 December 2015, several AFS securities were sold while being in an unrealised loss position. The Bank considers this to be a one-time event, and has determined that it is more likely than not that the Bank will not be required to sell, nor does the Bank have the intent to sell any of the remaining investment securities before recovery of the amortised cost basis. The following describes the processes for identifying credit impairment in security types with the most significant unrealised losses as shown in the preceding tables.

Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

Management believes that all the Non-US governments debt securities securities do not have any credit losses, given the explicit guarantee provided by the issuing government.

The unrealised losses in Corporate debt securities relate primarily to 12 debt securities that are all of investment grade with ratings ranging from BBB+ to A. Management believes that the value of these securities will recover and the current unrealised loss positions are a result of interest rate movements.

Investments in Asset-backed securities - Student loans are composed primarily of securities collateralised by Federal Family Education Loan Program loans (“FFELP loans”). FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralisation, subordination and excess spread, which collectively total in excess of 100%. Accordingly, the vast majority of FFELP loan-backed securities are not exposed to traditional consumer credit risk.

Investments in Commercial mortgage-backed securities relate to 10 senior securities rated AAA and 1 senior security rated A that possess significant subordination, a form of credit enhancement expressed hereafter as the percentage of pool losses that can occur before the senior securities held by the Bank will incur its first dollar of principal loss. No credit losses were recognised on these securities as the credit support and the weighted average loan-to-value ratios ("LTV") range from 5% - 36% and 25% - 60%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.

Investments in Residential mortgage-backed securities relate to 13 securities which are rated AAA or AA+ and possess significant credit enhancement as described above. No credit losses were recognised on these securities as there are no delinquencies over 60 days on the underlying mortgages and the weighted average credit support and LTV ratios range from 5% - 18% and 56% - 68%, respectively.

In the following tables, debt securities with unrealised losses that are not deemed to be OTTI are categorised as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortised cost basis. During 2016, Management revised the methodology for considering the time period during which an investment has been in an unrealized loss by looking at monthly positions rather than annually. The 2015 comparative have been restated using the new methodology.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Less than 12 months		12 months or more
31 December 2016	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses	Total fair value	Total gross unrealised losses
Available-for-sale securities with unrealised losses
US government and federal agencies	1,558,636	(21,932)	266,094	(2,646)	1,824,730	(24,578)
Non-US governments debt securities	21,681	(1,053)	—	—	21,681	(1,053)
Corporate debt securities	214,506	(1,545)	—	—	214,506	(1,545)
Asset-backed securities - Student loans	—	—	12,493	(797)	12,493	(797)
Commercial mortgage-backed securities	134,195	(1,352)	—	—	134,195	(1,352)
Residential mortgage-backed securities	181,556	(2,542)	—	—	181,556	(2,542)
Total available-for-sale securities with unrealised losses	2,110,574	(28,424)	278,587	(3,443)	2,389,161	(31,867)

Held-to-maturity securities with unrealised losses
US government and federal agencies	937,080	(16,803)	—	—	937,080	(16,803)

	Less than 12 months		12 months or more
31 December 2015	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses	Total fair value	Total gross unrealised losses
Available-for-sale securities with unrealised losses
US government and federal agencies	449,609	(2,258)	92,554	(1,511)	542,163	(3,769)
Corporate debt securities	253,991	(1,480)	38,706	(1,294)	292,697	(2,774)
Asset-backed securities - Student loans	—	—	12,160	(1,130)	12,160	(1,130)
Commercial mortgage-backed securities	138,217	(4,007)	9,605	(322)	147,822	(4,329)
Residential mortgage-backed securities	90,220	(660)	10,024	(478)	100,244	(1,138)
Total available-for-sale securities with unrealised losses	932,037	(8,405)	163,049	(4,735)	1,095,086	(13,140)

Held-to-maturity securities with unrealised losses
US government and federal agencies	459,623	(5,152)	—	—	459,623	(5,152)

Investment Maturities
The following table presents the remaining maturities of the Bank’s securities. The maturities are contractual for securities other than mortgage-backed securities. For mortgage-backed securities (primarily US government agencies), management presents the maturity date as the mid-point between the reporting and expected contractual maturity date which is determined assuming no future prepayments. By using the aforementioned mid-point, this date represents management’s best estimate of the date by which the remaining principal balance will be repaid given future principal repayments of such securities. The actual maturities may differ due to the uncertainty of the timing when borrowers make prepayments on the underlying mortgages.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Remaining term to maturity
31 December 2016	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Carrying amount
Trading
Mutual funds	—	—	—	—	—	6,313	6,313
Total trading	—	—	—	—	—	6,313	6,313

Available-for-sale
US government and federal agencies	—	6,364	87,257	653,603	1,683,178	—	2,430,402
Non-US governments debt securities	—	1,371	3,967	21,682	—	—	27,020
Corporate debt securities	22,009	88,169	404,297	—	—	—	514,475
Asset-backed securities - Student loans	—	—	—	—	12,493	—	12,493
Commercial mortgage-backed securities	—	—	38,418	112,128	—	—	150,546
Residential mortgage-backed securities	—	—	—	—	197,802	—	197,802
Total available-for-sale	22,009	95,904	533,939	787,413	1,893,473	—	3,332,738

Held-to-maturity
US government and federal agencies	—	—	10,688	31,154	1,019,261	—	1,061,103
Total investments	22,009	95,904	544,627	818,567	2,912,734	6,313	4,400,154

Total by currency
US dollars	22,009	95,904	544,627	818,567	2,912,734	6,091	4,399,932
Other	—	—	—	—	—	222	222
Total investments	22,009	95,904	544,627	818,567	2,912,734	6,313	4,400,154

	Remaining term to maturity
31 December 2015	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Carrying amount
Trading
US government and federal agencies	—	24,874	8,497	53,248	192,724	—	279,343
Non-US governments debt securities	7,489	—	—	—	—	—	7,489
Asset-backed securities - Student loans	—	—	28,285	—	—	—	28,285
Mutual funds	—	—	—	—	—	6,182	6,182
Total trading	7,489	24,874	36,782	53,248	192,724	6,182	321,299

Available-for-sale
US government and federal agencies	—	—	126,163	202,385	1,075,951	—	1,404,499
Non-US governments debt securities	—	1,360	5,399	22,816	—	—	29,575
Corporate debt securities	60,493	55,649	351,296	38,706	—	—	506,144
Asset-backed securities - Student loans	—	—	—	—	12,161	—	12,161
Commercial mortgage-backed securities	—	—	—	42,532	106,194	—	148,726
Residential mortgage-backed securities	—	—	—	—	100,244	—	100,244
Total available-for-sale	60,493	57,009	482,858	306,439	1,294,550	—	2,201,349

Held-to-maturity
US government and federal agencies	—	—	—	45,664	655,618	—	701,282
Total investments	67,982	81,883	519,640	405,351	2,142,892	6,182	3,223,930

Total by currency
US dollars	67,982	81,883	519,640	405,351	2,142,892	5,903	3,223,651
Other	—	—	—	—	—	279	279
Total investments	67,982	81,883	519,640	405,351	2,142,892	6,182	3,223,930

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	31 December 2016		31 December 2015
Pledged Investments	Amortised cost	Fair value	Amortised cost	Fair value
Available-for-sale	211,342	212,995	304,493	307,513
Held-to-maturity	320,942	315,635	372,546	372,868

Sale Proceeds and Realised Gains and Losses of AFS Securities

	Year ended
	31 December 2016
	Sale proceeds	Gross realised gains	Gross realised (losses)
US government and federal agencies	59,939	1,013	(76)
Residential mortgage-backed securities	—	—	—
Pass-through note	609	609	—
Net realised gains (losses) recognised in net income	60,548	1,622	(76)

	Year ended
	31 December 2015
	Sale proceeds	Gross realised gains	Gross realised (losses)
US government and federal agencies	232,372	—	(4,465)
Residential mortgage-backed securities	6,056	—	(270)
Pass-through note	328	328	—
Net realised gains (losses) recognised in net income	238,756	328	(4,735)

	Year ended
	31 December 2014
	Sale proceeds	Gross realised gains	Gross realised (losses)
US government and federal agencies	96,031	—	(52)
Pass-through note	34,422	8,732	—
Net realised gains (losses) recognised in net income	130,453	8,732	(52)

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The "Bermuda" and "Non-Bermuda" classifications purpose is to reflect management segment reporting as described in Note 15: Segmented information.

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal, business and government loans are generally repayable over terms not exceeding five years. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The effective yield on total loans as at 31 December 2016 is 4.78% (31 December 2015: 4.57%).

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	31 December 2016			31 December 2015
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Commercial loans
Government	94,504	17,908	112,412	202,776	22,402	225,178
Commercial and industrial	130,171	201,652	331,823	121,466	221,243	342,709
Commercial overdrafts	22,594	2,767	25,361	34,997	5,736	40,733
Total gross commercial loans	247,269	222,327	469,596	359,239	249,381	608,620
Less specific allowance for credit losses	(577)	—	(577)	(590)	—	(590)
Net commercial loans	246,692	222,327	469,019	358,649	249,381	608,030

Commercial real estate loans
Commercial mortgage	363,982	217,640	581,622	415,747	249,622	665,369
Construction	24,500	4,385	28,885	5,396	8,211	13,607
Total gross commercial real estate loans	388,482	222,025	610,507	421,143	257,833	678,976
Less specific allowance for credit losses	(750)	—	(750)	(727)	(2,224)	(2,951)
Net commercial real estate loans	387,732	222,025	609,757	420,416	255,609	676,025

Consumer loans
Automobile financing	13,077	6,905	19,982	12,308	7,556	19,864
Credit card	57,730	20,811	78,541	59,119	19,839	78,958
Overdrafts	2,380	3,202	5,582	4,750	8,165	12,915
Other consumer	30,798	63,186	93,984	32,022	84,062	116,084
Total gross consumer loans	103,985	94,104	198,089	108,199	119,622	227,821
Less specific allowance for credit losses	(275)	(3)	(278)	(274)	—	(274)
Net consumer loans	103,710	94,101	197,811	107,925	119,622	227,547

Residential mortgage loans	1,205,468	1,131,065	2,336,533	1,243,221	1,290,819	2,534,040
Less specific allowance for credit losses	(9,559)	(574)	(10,133)	(13,411)	(1,879)	(15,290)
Net residential mortgage loans	1,195,909	1,130,491	2,326,400	1,229,810	1,288,940	2,518,750

Total gross loans	1,945,204	1,669,521	3,614,725	2,131,802	1,917,655	4,049,457
Less specific allowance for credit losses	(11,161)	(577)	(11,738)	(15,002)	(4,103)	(19,105)
Less general allowance for credit losses	(24,950)	(7,559)	(32,509)	(20,176)	(10,021)	(30,197)
Net loans	1,909,093	1,661,385	3,570,478	2,096,624	1,903,531	4,000,155

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarise the past due status of the loans as at 31 December 2016 and 31 December 2015. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

31 December 2016	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total loans
Commercial loans
Government	—	—	—	—	112,412	112,412
Commercial and industrial	2,712	—	584	3,296	328,527	331,823
Commercial overdrafts	—	—	2	2	25,359	25,361
Total commercial loans	2,712	—	586	3,298	466,298	469,596

Commercial real estate loans
Commercial mortgage	377	—	5,964	6,341	575,281	581,622
Construction	175	—	—	175	28,710	28,885
Total commercial real estate loans	552	—	5,964	6,516	603,991	610,507

Consumer loans
Automobile financing	86	23	225	334	19,648	19,982
Credit card	366	177	392	935	77,606	78,541
Overdrafts	—	—	17	17	5,565	5,582
Other consumer	720	564	999	2,283	91,701	93,984
Total consumer loans	1,172	764	1,633	3,569	194,520	198,089

Residential mortgage loans	26,122	4,345	50,262	80,729	2,255,804	2,336,533

Total gross loans	30,558	5,109	58,445	94,112	3,520,613	3,614,725

31 December 2015	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total loans
Commercial loans
Government	—	—	—	—	225,178	225,178
Commercial and industrial	11	14	608	633	342,076	342,709
Commercial overdrafts	—	—	25	25	40,708	40,733
Total commercial loans	11	14	633	658	607,962	608,620

Commercial real estate loans
Commercial mortgage	1,133	—	6,658	7,791	657,578	665,369
Construction	—	—	—	—	13,607	13,607
Total commercial real estate loans	1,133	—	6,658	7,791	671,185	678,976

Consumer loans
Automobile financing	194	81	78	353	19,511	19,864
Credit card	1,459	337	132	1,928	77,030	78,958
Overdrafts	—	—	538	538	12,377	12,915
Other consumer	832	979	1,231	3,042	113,042	116,084
Total consumer loans	2,485	1,397	1,979	5,861	221,960	227,821

Residential mortgage loans	40,793	8,911	65,343	115,047	2,418,993	2,534,040

Total gross loans	44,422	10,322	74,613	129,357	3,920,100	4,049,457

Loans' Credit Quality
The four credit quality classifications set out in the following tables (which excludes purchased credit-impaired loans) are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular, internal credit rating grades assigned.

A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed.

A special mention loan shall mean a loan under close monitoring by the Bank’s management. Loans in this category are currently protected and still performing (current with respect to interest and principal payments), but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or when principal or interest is 90 days past due and for residential mortgage loans which are not well secured and in the process of collection.

31 December 2016	Pass	Special mention	Substandard	Non-accrual	Total gross recorded investments
Commercial loans
Government	104,611	301	7,500	—	112,412
Commercial and industrial	325,924	4,122	1,194	583	331,823
Commercial overdrafts	22,976	2,145	238	2	25,361
Total commercial loans	453,511	6,568	8,932	585	469,596

Commercial real estate loans
Commercial mortgage	502,918	71,038	1,702	5,964	581,622
Construction	28,885	—	—	—	28,885
Total commercial real estate loans	531,803	71,038	1,702	5,964	610,507

Consumer loans
Automobile financing	19,309	360	28	285	19,982
Credit card	78,149	—	392	—	78,541
Overdrafts	5,533	32	—	17	5,582
Other consumer	91,348	1,564	360	712	93,984
Total consumer loans	194,339	1,956	780	1,014	198,089

Residential mortgage loans	2,200,807	36,739	58,087	40,900	2,336,533

Total gross recorded loans	3,380,460	116,301	69,501	48,463	3,614,725

31 December 2015	Pass	Special mention	Substandard	Non-accrual	Total gross recorded investments
Commercial loans
Government	213,928	11,250	—	—	225,178
Commercial and industrial	333,853	4,133	4,106	617	342,709
Commercial overdrafts	36,017	4,493	197	26	40,733
Total commercial loans	583,798	19,876	4,303	643	608,620

Commercial real estate loans
Commercial mortgage	542,195	86,285	26,629	10,260	665,369
Construction	13,607	—	—	—	13,607
Total commercial real estate loans	555,802	86,285	26,629	10,260	678,976

Consumer loans
Automobile financing	19,378	388	—	98	19,864
Credit card	78,826	—	132	—	78,958
Overdrafts	11,618	54	1,232	11	12,915
Other consumer	112,426	1,308	1,056	1,294	116,084
Total consumer loans	222,248	1,750	2,420	1,403	227,821

Residential mortgage loans	2,391,723	42,578	46,793	52,946	2,534,040

Total gross recorded loans	3,753,571	150,489	80,145	65,252	4,049,457

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Evaluation of Loans For Impairment	31 December 2016		31 December 2015
	Individually evaluated	Collectively evaluated	Individually evaluated	Collectively evaluated
Commercial	9,686	459,910	13,607	595,013
Commercial real estate	21,893	588,614	38,019	640,957
Consumer	1,746	196,343	1,882	225,939
Residential mortgage	113,065	2,223,468	116,176	2,417,864
Total gross loans	146,390	3,468,335	169,684	3,879,773

Changes in General and Specific Allowances For Credit Losses

	Year ended 31 December 2016
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of year	8,723	6,512	2,763	31,304	49,302
Provision taken (released)	(5,265)	14,459	(1,076)	(3,719)	4,399
Recoveries	97	12	1,264	70	1,443
Charge-offs	(138)	(4,520)	(1,916)	(3,837)	(10,411)
Other	(40)	(239)	(70)	(137)	(486)
Allowances at end of year	3,377	16,224	965	23,681	44,247
Allowances at end of year: individually evaluated for impairment	577	750	278	10,133	11,738
Allowances at end of year: collectively evaluated for impairment	2,800	15,474	687	13,548	32,509

	Year ended 31 December 2015
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of year	7,831	5,920	2,797	30,934	47,482
Provision taken	440	1,027	586	3,688	5,741
Recoveries	788	182	1,455	427	2,852
Charge-offs	(318)	(513)	(2,031)	(3,701)	(6,563)
Other	(18)	(104)	(44)	(44)	(210)
Allowances at end of year	8,723	6,512	2,763	31,304	49,302
Allowances at end of year: individually evaluated for impairment	590	2,951	274	15,290	19,105
Allowances at end of year: collectively evaluated for impairment	8,133	3,561	2,489	16,014	30,197

	Year ended 31 December 2014
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of year	8,340	9,816	3,442	31,157	52,755
Provision taken	282	2,789	(686)	5,663	8,048
Recoveries	67	—	1,983	274	2,324
Charge-offs	(838)	(6,621)	(1,895)	(6,113)	(15,467)
Other	(20)	(64)	(47)	(47)	(178)
Allowances at end of year	7,831	5,920	2,797	30,934	47,482
Allowances at end of year: individually evaluated for impairment	417	1,822	355	16,217	18,811
Allowances at end of year: collectively evaluated for impairment	7,414	4,098	2,442	14,717	28,671

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Non-Performing Loans (excluding purchased credit-impaired loans)	31 December 2016			31 December 2015
	Non-accrual	Past due more than 90 days and accruing	Total non- performing loans	Non-accrual	Past due more than 90 days and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	583	—	583	617	—	617
Commercial overdrafts	2	—	2	26	10	36
Total commercial loans	585	—	585	643	10	653

Commercial real estate loans
Commercial mortgage	5,964	—	5,964	10,260	737	10,997

Consumer loans
Automobile financing	285	2	287	98	—	98
Credit card	—	392	392	—	132	132
Overdrafts	17	—	17	11	527	538
Other consumer	712	300	1,012	1,294	85	1,379
Total consumer loans	1,014	694	1,708	1,403	744	2,147

Residential mortgage loans	40,900	8,476	49,376	52,946	12,760	65,706

Total non-performing loans	48,463	9,170	57,633	65,252	14,251	79,503

Impaired Loans (excluding purchased credit-impaired loans)
A loan is considered to be impaired when, based on current information and events, the Bank determines that it will not be able to collect all amounts due according to the original loan contract, including scheduled interest payments. Impaired loans include all non-accrual loans and all loans modified in a troubled debt restructuring (‘‘TDR’’) even if full collectability is expected following the restructuring. During the year ended 31 December 2016, the amount of gross interest income that would have been recorded had impaired loans been current was $2.7 million (31 December 2015: $3.1 million; 31 December 2014: $5.2 million).

	Impaired loans with an allowance			Gross recorded investment of impaired loans without an allowance	Total impaired loans
31 December 2016	Gross recorded investment	Specific allowance	Net loans		Gross recorded investment	Specific allowance	Net loans
Commercial loans
Commercial and industrial	579	(577)	2	1,048	1,627	(577)	1,050
Commercial overdrafts	—	—	—	2	2	—	2
Total commercial loans	579	(577)	2	1,050	1,629	(577)	1,052

Commercial real estate loans
Commercial mortgage	1,722	(750)	972	5,944	7,666	(750)	6,916

Consumer loans
Automobile financing	155	(75)	80	130	285	(75)	210
Overdrafts	—	—	—	17	17	—	17
Other consumer	253	(203)	50	459	712	(203)	509
Total consumer loans	408	(278)	130	606	1,014	(278)	736

Residential mortgage loans	30,330	(9,961)	20,369	52,043	82,373	(9,961)	72,412

Total impaired loans	33,039	(11,566)	21,473	59,643	92,682	(11,566)	81,116
Specific allowance excludes $0.2 million recognized relating to purchased credit-impaired loans.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Impaired loans with an allowance			Gross recorded investment of impaired loans without an allowance	Total impaired loans
31 December 2015	Gross recorded investment	Specific allowance	Net loans		Gross recorded investment	Specific allowance	Net loans
Commercial loans
Commercial and industrial	599	(590)	9	1,096	1,695	(590)	1,105
Commercial overdrafts	—	—	—	26	26	—	26
Total commercial loans	599	(590)	9	1,122	1,721	(590)	1,131

Commercial real estate loans
Commercial mortgage	6,127	(2,951)	3,176	17,198	23,325	(2,951)	20,374

Consumer loans
Automobile financing	—	—	—	98	98	—	98
Overdrafts	—	—	—	11	11	—	11
Other consumer	366	(274)	92	1,008	1,374	(274)	1,100
Total consumer loans	366	(274)	92	1,117	1,483	(274)	1,209

Residential mortgage loans	42,145	(15,290)	26,855	39,283	81,428	(15,290)	66,138

Total impaired loans	49,237	(19,105)	30,132	58,720	107,957	(19,105)	88,852

Average Impaired Loan Balances and Related Recognised Interest Income

	31 December 2016		31 December 2015		31 December 2014
	Average gross recorded investment	Interest income recognised¹	Average gross recorded investment	Interest income recognised¹	Average gross recorded investment	Interest income recognised¹

Commercial loans
Commercial and industrial	1,661	64	1,214	—	1,452	—
Commercial overdrafts	14	—	66	—	289	—
Total commercial loans	1,675	64	1,280	—	1,741	—

Commercial real estate loans
Commercial mortgage	15,496	237	28,612	311	48,581	675

Consumer loans
Automobile financing	192	—	137	—	307	—
Credit card	—	—	—	—	35	—
Overdrafts	14	—	27	—	132	—
Other consumer	1,043	—	1,617	2	1,963	5
Total consumer loans	1,249	—	1,781	2	2,437	5

Residential mortgage loans	81,901	2,201	78,433	1,442	70,923	1,021

Total impaired loans	100,321	2,502	110,106	1,755	123,682	1,701
¹ All interest income recognised on impaired loans relate to loans previously modified in a TDR.

Loans Modified in a TDR
As at 31 December 2016, the Bank had one loan which was formerly a residential mortgage that was modified in a TDR during the preceding 12 months that subsequently defaulted (i.e. 90 days or more past due following a modification) with a recorded investment of $0.9 million. As at 31 December 2015, one loan which was formerly a residential mortgage was modified in a TDR during the preceding 12 months that subsequently defaulted with a recorded investment of $0.8 million. As at 31 December 2014, four loans which were all formerly residential mortgages were modified in a TDR during the preceding 12 months that subsequently defaulted with a recorded investment of $2.4 million.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

TDRs entered into during the year

	Year ended 31 December 2016
	Number of contracts	Pre- modification recorded investment	Modification: interest capitalisation	Post- modification recorded investment
Residential mortgage loans	21	12,543	81	12,624
Total loans modified in a TDR	21	12,543	81	12,624

	Year ended 31 December 2015
	Number of contracts	Pre- modification recorded investment	Modification: interest capitalisation	Post- modification recorded investment
Commercial loans	1	1,000	87	1,087
Residential mortgage loans	20	13,283	1,081	14,364
Total loans modified in a TDR	21	14,283	1,168	15,451

	Year ended 31 December 2014
	Number of contracts	Pre- modification recorded investment	Modification: interest capitalisation	Post- modification recorded investment
Residential mortgage loans	20	13,857	259	14,116
Total loans modified in a TDR	20	13,857	259	14,116

	31 December 2016		31 December 2015
TDRs outstanding	Accrual	Non-accrual	Accrual	Non-accrual
Commercial loans	1,044	—	1,078	—
Commercial real estate loans	1,702	1,539	13,065	1,608
Consumer loans	—	—	80	—
Residential mortgage loans	41,473	5,006	28,482	7,175
Total TDRs outstanding	44,219	6,545	42,705	8,783

Purchased Credit-Impaired Loans
The Bank acquired certain credit-impaired loans as part of the 7 November 2014 acquisition of substantially all retail loans of HSBC Bank (Cayman) Limited. The accretable difference (or "accretable yield") represents the excess of a loan's cash flows expected to be collected over the loan's carrying amount.

	Year ended
	31 December 2016
	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount
Balance at beginning of year	8,709	(2,248)	(631)	5,830
Advances and increases in cash flows expected to be collected	166	408	(396)	178
Reductions resulting from repayments	(464)	—	216	(248)
Reductions resulting from changes in allowances for credit losses	—	(172)	—	(172)
Reductions resulting from charge-offs	(395)	395	—	—
Balance at end of year	8,016	(1,617)	(811)	5,588

	Year ended
	31 December 2015
	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount
Balance at beginning of year	11,020	(3,804)	—	7,216
Advances and increases in cash flows expected to be collected	150	631	(631)	150
Reductions resulting from repayments	(1,554)	—	107	(1,447)
Reductions resulting from charge-offs	(907)	818	—	(89)
Accretion	—	107	(107)	—
Balance at end of year	8,709	(2,248)	(631)	5,830

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
	31 December 2014
	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount
Balance at beginning of year	—	—	—	—
Purchases	11,001	(3,804)	—	7,197
Advances and increases in cash flows expected to be collected	19	—	—	19
Balance at end of year	11,020	(3,804)	—	7,216

Note 7: Credit risk concentrations

Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be affected similarly by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank's commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

The following tables summarise the credit exposure of the Bank by business sector and by geographic region. The on-balance sheet exposure amounts disclosed are net of specific allowances and the off-balance sheet exposure amounts disclosed are gross of collateral held. During 2016, Management revised the method for determining the geographic location of cash and cash equivalents from the location of the branch to the location of the head office holding custody.

	31 December 2016			31 December 2015
Business sector	Loans	Off-balance sheet	Total credit exposure	Loans	Off-balance sheet	Total credit exposure
Banks and financial services	321,680	393,148	714,828	243,776	320,934	564,710
Commercial and merchandising	266,976	139,264	406,240	230,376	107,545	337,921
Governments	112,857	709	113,566	223,699	102,782	326,481
Individuals	2,299,852	108,810	2,408,662	2,532,209	95,956	2,628,165
Primary industry and manufacturing	34,304	2,095	36,399	36,299	978	37,277
Real estate	418,946	12,467	431,413	632,548	15,891	648,439
Hospitality industry	142,707	4,353	147,060	125,471	14,854	140,325
Transport and communication	5,665	—	5,665	5,974	—	5,974
Sub-total	3,602,987	660,846	4,263,833	4,030,352	658,940	4,689,292
General allowance	(32,509)	—	(32,509)	(30,197)	—	(30,197)
Total	3,570,478	660,846	4,231,324	4,000,155	658,940	4,659,095

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	31 December 2016				31 December 2015
Geographic region	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Australia	14,242	—	—	14,242	14,187	—	—	14,187
Barbados	—	7,500	—	7,500	—	11,250	—	11,250
Belgium	1,722	—	—	1,722	3,352	—	—	3,352
Bermuda	23,505	2,105,195	322,554	2,451,254	22,009	2,269,635	371,687	2,663,331
Canada	514,861	—	—	514,861	365,037	—	—	365,037
Cayman	40,356	706,994	231,211	978,561	19,086	713,468	207,139	939,693
Guernsey	1	337,037	107,081	444,119	1	434,531	53,750	488,282
Japan	20,963	—	—	20,963	23,424	—	—	23,424
New Zealand	785	—	—	785	999	—	—	999
Norway	42,477	—	—	42,477	289	—	—	289
Saint Lucia	—	65,117	—	65,117	—	65,285	—	65,285
Sweden	1,550	—	—	1,550	3,659	—	—	3,659
Switzerland	5,833	—	—	5,833	3,905	—	—	3,905
The Bahamas	2,822	23,860	—	26,682	3,196	28,736	—	31,932
United Kingdom	1,224,263	357,284	—	1,581,547	1,078,088	507,447	26,364	1,611,899
United States	876,642	—	—	876,642	1,161,106	—	—	1,161,106
Other	197	—	—	197	34	—	—	34
Sub-total	2,770,219	3,602,987	660,846	7,034,052	2,698,372	4,030,352	658,940	7,387,664
General allowance	—	(32,509)	—	(32,509)	—	(30,197)	—	(30,197)
Total	2,770,219	3,570,478	660,846	7,001,543	2,698,372	4,000,155	658,940	7,357,467
Note 8: Premises, equipment and computer software

	31 December 2016			31 December 2015
Category	Cost	Accumulated depreciation	Net carrying value	Cost	Accumulated depreciation	Net carrying value
Land	9,008	—	9,008	9,008	—	9,008
Buildings	137,110	(58,606)	78,504	135,684	(55,030)	80,654
Equipment	28,837	(25,637)	3,200	31,108	(27,620)	3,488
Computer hardware and software in use	170,138	(98,452)	71,686	174,162	(88,582)	85,580
Computer software in development	5,375	—	5,375	4,648	—	4,648
Total	350,468	(182,695)	167,773	354,610	(171,232)	183,378

	Year ended
Depreciation charged to operating expenses	31 December 2016	31 December 2015	31 December 2014
Buildings (included in Property expense)	4,058	4,183	4,434
Equipment (included in Property expense)	1,462	1,605	1,728
Computer hardware and software (included in Technology and communication expense)	18,757	19,076	18,588
Total depreciation charged to operating expenses	24,277	24,864	24,750
Impairment of buildings' carrying value (included in Impairment of fixed assets)	—	—	1,986

During the year ended 31 December 2014, the Bank’s intended use of three Bermuda properties changed and therefore the properties were assessed for impairment. The carrying amounts of the Bermuda segment’s buildings were impaired by $1.2 million during 2014 because their respective fair values were lower than the carrying amounts.

At the end of 2014, the Bank changed its commitment with respect to a Bermuda property which was being used in its operations but is now contemplated for disposal and therefore the property has been reclassified as held for sale and included in OREO assets in the consolidated balance sheet. The reclassification resulted in an $0.8 million write-down during 2014 of the carrying amount to its fair value less cost to sell. The fair value was based on the discounted cash flow of a projected sale.

During the year ended 31 December 2015, the Bank sold four Bermuda properties and one Cayman property which were classified as premises, equipment and computer software as at 31 December 2014. The properties were reclassified to other real estate owned during 2015 upon classification as held for sale. The properties were sold for total

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

proceeds of $11.2 million and a gain of $0.5 million, which is recognized on the consolidated statements of operations under net realised / unrealised gains (losses) on other real estate owned. For the Cayman property, the Bank has entered into a leaseback agreement for two floors with lease payments of $0.4 million per year for three years.

During the year ended 31 December 2015, the Bank recognized an impairment of $5.1 million regarding the core banking system in the UK as described in Note 13: Exit cost obligations.

Note 9: Goodwill and other intangible assets

Goodwill

	Year ended
Guernsey segment	31 December 2016	31 December 2015	31 December 2014
Balance at beginning of year	23,462	24,821	7,086
Acquisitions during the year	—	—	19,291
Foreign exchange translation adjustment	(3,840)	(1,359)	(1,556)
Balance at end of year	19,622	23,462	24,821

Customer Relationship Intangible Assets

	31 December 2016			31 December 2015
Business segment	Cost	Accumulated amortisation	Net carrying amount	Cost	Accumulated amortisation	Net carrying amount
Bermuda	29,785	(7,762)	22,023	8,342	(6,258)	2,084
Cayman	12,324	(2,782)	9,542	12,324	(1,960)	10,364
Guernsey	58,420	(47,696)	10,724	58,420	(43,199)	15,221
Total	100,529	(58,240)	42,289	79,086	(51,417)	27,669

Customer relationships are initially valued based on the present value of net cash flows expected to be derived solely from the recurring customer base existing as at the date of acquisition. Customer relationship intangible assets may or may not arise from contracts.

During the year ended 31 December 2016, the Bank acquired new customer intangible assets with a value of $21.4 million (31 December 2015: nil, 31 December 2014: $26.6 million), the amortisation expense amounted to $4.5 million (31 December 2015: $4.4 million, 31 December 2014: $4.3 million) and the foreign exchange translation adjustment decreased the net carrying amount by $2.3 million (31 December 2015: decreased by $0.9 million, 31 December 2014: decreased by $1.3 million). The estimated aggregate amortisation expense for each of the succeeding five years is $4.2 million.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 10: Customer deposits and deposits from banks

By Maturity
	Demand			Term
31 December 2016	Non-interest bearing	Interest bearing	Total demand deposits	Within 3 months	3 to 6 months	6 to 12 months	After 12 months	Total term deposits	Total deposits

Customers
Bermuda
Demand or less than $100k¹	1,733,684	3,013,401	4,747,085	14,091	4,309	9,068	16,380	43,848	4,790,933
Term - $100k or more	N/A	N/A	—	1,013,159	37,550	60,952	44,507	1,156,168	1,156,168
Total Bermuda	1,733,684	3,013,401	4,747,085	1,027,250	41,859	70,020	60,887	1,200,016	5,947,101

Non-Bermuda
Demand or less than $100k	651,329	2,794,799	3,446,128	20,295	4,108	4,145	783	29,331	3,475,459
Term and $100k or more	N/A	N/A	—	440,674	119,519	17,590	9,510	587,293	587,293
Total non-Bermuda	651,329	2,794,799	3,446,128	460,969	123,627	21,735	10,293	616,624	4,062,752

Total customer deposits	2,385,013	5,808,200	8,193,213	1,488,219	165,486	91,755	71,180	1,816,640	10,009,853

Banks
Bermuda
Demand or less than $100k	340	—	340	4	—	—	—	4	344

Non-Bermuda
Demand or less than $100k	—	19,751	19,751	—	—	—	—	—	19,751
Term and $100k or more	N/A	N/A	—	3,601	100	—	—	3,701	3,701
Total non-Bermuda	—	19,751	19,751	3,601	100	—	—	3,701	23,452

Total bank deposits	340	19,751	20,091	3,605	100	—	—	3,705	23,796

Total deposits	2,385,353	5,827,951	8,213,304	1,491,824	165,586	91,755	71,180	1,820,345	10,033,649

	Demand			Term
31 December 2015	Non-interest bearing	Interest bearing	Total demand deposits	Within 3 months	3 to 6 months	6 to 12 months	After 12 months	Total term deposits	Total deposits

Customers
Bermuda
Demand or less than $100k¹	1,348,878	2,390,952	3,739,830	15,902	4,757	10,035	15,881	46,575	3,786,405
Term - $100k or more	N/A	N/A	—	329,433	37,925	64,943	53,002	485,303	485,303
Total Bermuda	1,348,878	2,390,952	3,739,830	345,335	42,682	74,978	68,883	531,878	4,271,708

Non-Bermuda
Demand or less than $100k	532,867	3,381,946	3,914,813	22,878	6,714	4,238	376	34,206	3,949,019
Term and $100k or more	N/A	N/A	—	616,442	246,989	74,030	9,480	946,941	946,941
Total non-Bermuda	532,867	3,381,946	3,914,813	639,320	253,703	78,268	9,856	981,147	4,895,960

Total customer deposits	1,881,745	5,772,898	7,654,643	984,655	296,385	153,246	78,739	1,513,025	9,167,668

Banks
Bermuda
Demand or less than $100k	403	—	403	—	—	—	—	—	403

Non-Bermuda
Demand or less than $100k	—	10,176	10,176	—	—	—	—	—	10,176
Term and $100k or more	N/A	N/A	—	3,899	—	—	—	3,899	3,899
Total non-Bermuda	—	10,176	10,176	3,899	—	—	—	3,899	14,075

Total bank deposits	403	10,176	10,579	3,899	—	—	—	3,899	14,478

Total deposits	1,882,148	5,783,074	7,665,222	988,554	296,385	153,246	78,739	1,516,924	9,182,146
¹ As at 31 December 2016, $150 million (31 December 2015: $175 million) of the Demand deposits - Interest bearing bear a special negligible interest rate. The weighted-average interest rate on interest-bearing demand deposits as at 31 December 2016 is 0.06% (31 December 2015: 0.10%).

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

By Type and Segment	31 December 2016			31 December 2015
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda
Customers	4,747,086	1,200,016	5,947,102	3,739,829	531,877	4,271,706
Banks	341	4	345	403	—	403
Cayman
Customers	2,606,305	417,750	3,024,055	2,596,642	416,489	3,013,131
Banks	19,615	3,701	23,316	9,365	3,899	13,264
Guernsey
Customers	781,119	185,457	966,576	996,343	248,866	1,245,209
Banks	—	—	—	669	—	669
The Bahamas
Customers	58,703	13,417	72,120	36,078	3,602	39,680
United Kingdom
Customers	—	—	—	285,751	312,191	597,942
Banks	135	—	135	142	—	142
Total Customers	8,193,213	1,816,640	10,009,853	7,654,643	1,513,025	9,167,668
Total Banks	20,091	3,705	23,796	10,579	3,899	14,478
Total deposits	8,213,304	1,820,345	10,033,649	7,665,222	1,516,924	9,182,146

Note 11: Employee benefit plans

The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The expense related to these plans is included in the consolidated statements of operations under Salaries and other employee benefits. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries. The defined benefit pension plans are in the Bermuda, Guernsey and United Kingdom jurisdictions and the defined benefit post-retirement medical plan is in Bermuda.

Bermuda Defined Benefit Post Retirement Healthcare Plan
For the year ended 31 December 2014, numerous changes in the plan provisions were made to align the plan provisions with the administrative practices of the Bank resulting in a further increase in the Bermuda defined benefit post-retirement healthcare plan liability of $7.9 million.

The Bank amortises prior service credit resulting from plan amendments that occurred when plan members were active employees, on a linear basis over the expected average remaining service period (to full eligibility) of active members expected to receive benefits under the plan. Such remaining service periods are as follow: 3.1 years for the 2010 plan amendments and 4.6 years for the 2011 plan amendments. Plan amendments occurring in 2014 resulted in the recognition of new prior service cost on 31 December 2014 on a plan for which substantially all members are now inactive and, in accordance with US GAAP, the Bank has elected to amortise this new prior service cost on a linear basis over 21 years, which is the average remaining life expectancy of members eligible for benefits under the plan at the time of the amendments.

Guernsey Defined Benefit Pension Plan
Effective October 2014, all the participants of the Guernsey defined benefit pension plan are inactive and in accordance with US GAAP, the net actuarial loss of the Guernsey defined benefit pension plan will be amortised over the then estimated average remaining life expectancy of the inactive participants of 39 years. Prior to all of the Guernsey participants being inactive, the net actuarial loss of the Guernsey defined benefit pension plan was amortised to net income over the estimated average remaining service period for active members of 15 years.

The following table presents the financial position of the Bank’s defined benefit pension plans and the Bank’s post-retirement medical benefits, which is unfunded. The Bank measures the benefit obligations and plan assets annually on each 31 December and therefore, the most recent measurement date is 31 December 2016.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	31 December 2016		31 December 2015		31 December 2014
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Accumulated benefit obligation at end of year	178,067	—	166,815	—	188,890	—

Change in projected benefit obligation
Projected benefit obligation at beginning of year	166,815	119,107	188,890	114,640	167,469	89,109
Service cost	—	118	—	341	1,203	825
Employee contributions	—	—	—	—	99	—
Interest cost	5,781	4,792	6,958	4,745	7,760	4,503
Benefits paid	(10,477)	(3,594)	(7,573)	(2,871)	(8,771)	(3,590)
Plan amendment	—	—	—	—	—	7,901
Settlement and curtailment of liability	—	—	(2,509)	—	(4,662)	—
Actuarial (gain) loss	30,953	5,911	(14,157)	2,252	31,604	15,892
Foreign exchange translation adjustment	(15,004)	—	(4,794)	—	(5,812)	—
Projected benefit obligation at end of year	178,068	126,334	166,815	119,107	188,890	114,640

Change in plan assets
Fair value of plan assets at beginning of year	179,961	—	194,007	—	186,412	—
Actual return on plan assets	18,615	—	687	—	18,451	—
Employer contribution	678	3,594	808	2,871	4,172	3,590
Employee contributions	—	—	—	—	99	—
Plan settlement	—	—	(2,424)	—	—	—
Benefits paid	(10,477)	(3,594)	(7,573)	(2,871)	(8,771)	(3,590)
Foreign exchange translation adjustment	(16,571)	—	(5,544)	—	(6,356)	—
Fair value of plan assets at end of year	172,206	—	179,961	—	194,007	—

Amounts recognised in the consolidated balance sheets consist of:
Prepaid benefit cost included in other assets	7,771	—	16,174	—	8,374	—
Accrued pension benefit cost included in employee benefit plans liability	(13,633)	(126,334)	(3,028)	(119,107)	(3,257)	(114,640)
Surplus (deficit) of plan assets over projected benefit obligation at measurement date	(5,862)	(126,334)	13,146	(119,107)	5,117	(114,640)

As at 31 December 2016, the pension plan of the United Kingdom subsidiary was in a surplus position (i.e., net surplus presented in other assets in the consolidated balance sheets) while the pension plans of the Bermuda and Guernsey operations were in a deficit position with projected benefit obligations of $150.0 million and plan assets of $136.3 million.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
	31 December 2016		31 December 2015		31 December 2014
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Amounts recognised in accumulated other comprehensive loss consist of:
Net actuarial loss, excluding deferred taxes	(64,852)	(31,959)	(46,696)	(28,779)	(53,970)	(29,874)
Prior service credit, net of prior service cost	—	(5,678)	—	665	—	7,008
Deferred income taxes assets	1,620	—	365	—	801	—
Net amount recognised in accumulated other comprehensive loss	(63,232)	(37,637)	(46,331)	(28,114)	(53,169)	(22,866)

Annual Benefit Expense
Expense component
Service cost	—	118	—	341	1,203	825
Interest cost	5,781	4,792	6,958	4,745	7,760	4,503
Expected return on plan assets	(8,943)	—	(9,585)	—	(10,653)	—
Amortisation of net actuarial losses	1,702	2,731	1,607	3,347	1,058	922
Amortisation of prior service credit	—	(6,343)	—	(6,343)	—	(6,719)
Loss on settlement	—	—	101	—	—	—
Defined benefit expense (income)	(1,460)	1,298	(919)	2,090	(632)	(469)
Defined contribution expense	6,606	—	6,907	—	6,892	—
Total benefit expense (income)	5,146	1,298	5,988	2,090	6,260	(469)

Other Changes Recognised in Other Comprehensive Income (Loss)
Net gain (loss) arising during the year	(19,956)	(5,911)	5,096	(2,252)	(18,947)	(15,892)
Prior service cost arising during the year	—	—	—	—	—	(7,901)
Amortisation of net actuarial losses	1,702	2,731	1,703	3,347	1,058	922
Amortisation of prior service credit	—	(6,343)	—	(6,343)	—	(6,719)
Change in deferred taxes	1,315	—	(391)	—	83	—
Foreign exchange adjustment	38	—	430	—	253	—
Total changes recognised in other comprehensive income (loss)	(16,901)	(9,523)	6,838	(5,248)	(17,553)	(29,590)

The estimated portion of the net actuarial loss for the pension plans that will be amortised from AOCL into benefit expense over the 2017 full fiscal year is $2.2 million. The estimated portion of the net actuarial loss and the prior service credit for the post-retirement medical benefit plan that will be amortised from AOCL into benefit expense over the 2017 full fiscal year is $3.5 million for the net actuarial loss and a credit of $0.8 million for the prior service credit.

To develop the expected long-term rate of return on the plan assets assumption for each plan, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocations of the assets. The weighted average discount rate used to determine benefit obligations at the end of the year is derived from interest rates on high quality corporate bonds with maturities that match the expected benefit payments.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Actuarial Assumptions

	Year ended
	31 December 2016		31 December 2015		31 December 2014
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Actuarial assumptions used to determine annual benefit expense
Weighted average discount rate	3.90%	4.70%	3.80%	4.20%	4.75%	5.10%
Weighted average rate of compensation increases [1]	2.30%	N/A	2.20%	N/A	4.30%	N/A
Weighted average expected long-term rate of return on plan assets	5.30%	N/A	5.10%	N/A	5.80%	N/A
Weighted average annual medical cost increase rate (sensitivity shown below)	N/A	8.0% to 4.5% in 2035	N/A	7.1% to 4.5% in 2027	N/A	7.3% to 4.5% in 2027
[1] Only the United Kingdom subsidiary plan is impacted by potential future compensation increases.

Actuarial assumptions used to determine benefit obligations at end of year
Weighted average discount rate	3.40%	4.37%	4.20%	4.70%	3.80%	4.20%
Weighted average rate of compensation increases	2.50%	N/A	2.30%	N/A	2.80%	N/A
Weighted average annual medical cost increase rate (sensitivity shown below)	N/A	7.8% to 4.5% in 2035	N/A	8.0% to 4.5% in 2035	N/A	7.1% to 4.5% in 2027

Post-retirement medical benefit plan sensitivity to trend rate assumptions
The effect of a one percentage point increase or decrease in the assumed medical cost increase rate on the aggregate of service and interest costs is as follows:
a. One percent increase in trend rate
i. Effect on total service cost and interest cost components for the year	N/A	772	N/A	909	N/A	952
ii. Effect on benefit obligation at year end	N/A	19,513	N/A	18,792	N/A	20,339
b. One percent decrease in trend rate
i. Effect on total service cost and interest cost components for the year	N/A	(694)	N/A	(781)	N/A	(771)
ii. Effect on benefit obligation at year end	N/A	(16,255)	N/A	(15,496)	N/A	(16,514)

Investments Policies and Strategies
The pension plans’ assets are managed according to each plan's investment policy statement, which outlines the purpose of the plan, statement of objectives and guidelines and investment policy. The asset allocation is diversified and any use of derivatives is limited to hedging purposes only.

	31 December 2016		31 December 2015
Weighted average actual and target asset allocations of the pension plans by asset category	Actual allocation	Target allocation	Actual allocation	Target allocation
Debt securities (including debt mutual funds)	40%	46%	42%	53%
Equity securities (including equity mutual funds)	60%	49%	58%	47%
Other	0%	5%	0%	0%
Total	100%	100%	100%	100%

Fair Value Measurements of Pension Plans' Assets
The following table presents the fair value of plans' assets by category and level of inputs used in their respective fair value determination as described in Note 2:

	31 December 2016				31 December 2015
	Fair value determination				Fair value determination
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value
US government and federal agencies	—	9,777	—	9,777	—	7,532	—	7,532
Non-US governments debt securities	—	23,255	—	23,255	—	—	—	—
Corporate debt securities	—	36,184	—	36,184	—	68,166	—	68,166
Equity securities and mutual funds	—	102,627	—	102,627	11,845	91,702	—	103,547
Other	—	363	—	363	—	716	—	716
Total fair value of plans' assets	—	172,206	—	172,206	11,845	168,116	—	179,961

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

At 31 December 2016, 31.2% (31 December 2015: 34.8%) of the assets of the pension plans were mutual funds and equity securities managed or administered by wholly-owned subsidiaries of the Bank. At 31 December 2016, 0.5% and nil % (31 December 2015: 0.3% and 1.2%) of the plans' assets were invested in common and preference shares of the Bank respectively.

The investments of the pension funds are diversified across a range of asset classes and are diversified within each asset class. The assets are generally actively managed with the goal of adding some incremental value through security selection and asset allocation.

Estimated 2017 Bank contribution to and estimated benefit payments for the next ten years under the pension and post-retirement medical benefit plans are as follows:

	Pension plans	Post- retirement medical benefit plan
Estimated Bank contributions for the full year ending 31 December 2017	330	4,571
Estimated benefit payments by year:
2017	7,300	4,571
2018	7,300	4,896
2019	7,300	5,237
2020	7,300	5,581
2021	7,300	5,942
2022-2026	36,000	34,940

Note 12: Credit-related arrangements, repurchase agreements and commitments

Commitments
As at 31 December 2016, the Bank was committed to expenditures under contract for information technology services sourcing and leases of $69.8 million and $19.3 million respectively (31 December 2015: $16.3 million and $20.0 million respectively). Rental expense for premises leased on a long-term basis for the year ended 31 December 2016 amounted to $5.1 million (31 December 2015: $4.8 million, 31 December 2014: $5.3 million). The leases under contract as of both 31 December 2016 and 31 December 2015 are all non-cancellable operating type leases primarily for the lease of office space.

The following table summarises the Bank's commitments for sourcing, long-term leases and other agreements:

Year ending 31 December	Sourcing	Leases	Other	Total
2017	17,157	4,761	2,503	24,421
2018	13,876	3,705	2,440	20,021
2019	13,746	2,900	2,440	19,086
2020	13,666	2,759	600	17,025
2021	11,373	2,665	600	14,638
2022 & thereafter	—	2,508	600	3,108
Total commitments	69,818	19,298	9,183	98,299

Credit-Related Arrangements
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee is represented generally by deposits with the Bank or a charge over assets held in mutual funds.

The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognised in income proportionately over the life of the credit agreements. The following table presents the outstanding financial guarantees. Collateral is shown at estimated market value less selling cost. Where the collateral is cash, it is shown gross including accrued income.

	31 December 2016			31 December 2015
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	242,437	242,437	—	258,851	257,200	1,651
Letters of guarantee	4,772	4,772	—	9,137	8,418	719
Total	247,209	247,209	—	267,988	265,618	2,370

Commitments
The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for possible loan losses.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank has a facility by one of its custodians, whereby the Bank may offer up to US$200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilised facility. At 31 December 2016, $110.3 million (31 December 2015: $123.7 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	31 December 2016	31 December 2015
Commitments to extend credit	412,568	390,497
Documentary and commercial letters of credit	1,069	455
Total unfunded commitments to extend credit	413,637	390,952

Repurchase agreements
The Bank utilizes repurchase agreements and resell agreements (reverse repurchase agreements) to manage liquidity. The risks of these transactions include changes in the fair value in the securities posted or received as collateral and other credit-related events. The Bank manages these risks by ensuring that the collaterals involved are appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.

As at 31 December 2016, the Bank had eight open positions (31 December 2015: nil) in resell agreements with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortised cost of these resell agreements is $148.8 million and are included in securities purchased under agreement to resell on the consolidated balance sheets. As at 31 December 2016, there were no positions which were offset on the balance sheet to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

Legal Proceedings
There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank, except as noted in the following paragraphs.

As publicly announced, in November 2013, the USAO for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The Bank has been fully cooperating with the US authorities in their ongoing investigation. Specifically, the Bank has conducted an extensive review and account remediation exercise to determine the US tax compliance status of US person account holders. The review process and results have been shared with the US authorities.

Management believes that as of 31 December 2016, a provision of $5.5 million (31 December 2015: $4.8 million), which has been recorded, is appropriate. As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the estimate. The provision is included on the consolidated balance sheets under other liabilities and on the consolidated statements of operations under other expenses.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 13: Exit cost obligations

During December 2015, the Bank agreed to commence an orderly wind-down of the deposit taking and investment management businesses in the United Kingdom segment as reflected in management segment reporting described in Note 15: Segmented Information. In making this determination, the Bank considered the increasing regulatory pressure along with periods of negative profitability and made the determination that an orderly wind-down of the deposit taking and investment management businesses in the United Kingdom was prudent for Butterfield as a group. The orderly wind-down was largely completed by the end of 2016 with the change in business operations to mortgage lending services and the change in name from Butterfield Bank (UK) Limited to Butterfield Mortgages Limited. The amounts expensed shown in the following table are all included in the consolidated statements of operations as restructuring costs under non-interest expenses.

Related to this orderly wind-down, it was determined that the core banking system utilized in the operations of the United Kingdom segment was impaired (included in premises, equipment and computer software on the consolidated balance sheets). This determination was based upon the realisable value of this software upon completion of the orderly wind-down. A total of $5.1 million was expensed in the fourth quarter of the year ended 31 December 2015 and was included in impairment of fixed assets on the consolidated statements of operations of the relevant period.

	Expense recognised by year				Amounts paid by year		Exit cost liability
	Year ended 31 December 2016	Year ended 31 December 2015	Costs to be recognised in the future	Total exit costs expected to be incurred	Year ended 31 December 2016	Year ended 31 December 2015	As at 31 December 2016	As at 31 December 2015
Staff redundancy expenses	2,810	634	116	3,560	3,329	—	115	634
Professional services	2,284	1,549	219	4,052	3,763	—	70	1,549
Lease termination expenses	—	—	1,513	1,513	—	—	—	—
Other expenses	1,172	—	924	2,096	1,172	—	—	—
Total	6,266	2,183	2,772	11,221	8,264	—	185	2,183

Note 14: Loan interest income

	Year ended
Contractual interest	31 December 2016	31 December 2015	31 December 2014
Contractual interest earned on mortgages	103,820	104,194	106,321
Contractual interest earned on other loans	81,509	79,506	82,395
Subtotal contractual interest earned	185,329	183,700	188,716

Amortisation
Amortisation of fair value hedge	(1,120)	(1,471)	(1,548)
Amortisation of loan origination fees (net of amortised costs)	3,791	4,257	4,818
Total loan interest income	188,000	186,486	191,986

Balance of unamortised fair value hedge included in loans as at year end	3,215	4,335	5,806
Balance of unamortised loan fees included in loans as at year end	6,313	7,319	7,072

Note 15: Segmented information

The Bank is managed by its CEO on a geographic basis. The Bank's six geographic segments are Bermuda, Cayman, Guernsey, Switzerland, The Bahamas and the United Kingdom. The geographic segments are determined based on the country's balance sheet size and by regulatory reporting requirements in the respective jurisdiction. Each region has a managing director who reports directly to the CEO. The Group CEO and the region managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the CEO. Segment results are determined based upon the Bank's management reporting system, which assigns balance sheet and income statement items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

Accounting policies of the reportable segments are the same as those described in Note 2: Significant accounting policies. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expense. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.

Bermuda provides a full range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through five branch locations and through internet banking, mobile banking, automated teller machines (“ATMs”) and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services. Bermuda is also the location of Bank's head offices and accordingly, retains the unallocated corporate overhead expenses.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Cayman segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, ATMs and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and property/auto insurance. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Cayman’s wealth management offering comprises investment management, advisory and brokerage services and Butterfield Trust (Cayman) Limited, which provides trust, estate and company management.

The Guernsey segment provides a broad range of services to private clients and financial institutions including private banking and treasury services, internet banking, administered bank services, wealth management and fiduciary services.

The Switzerland segment provides fiduciary services. The Bahamas segment provides fiduciary and ancillary services.

The United Kingdom segment previously provided a broad range of services including private banking and treasury services, internet banking and wealth management and fiduciary services to high net worth individuals and privately owned businesses. As described in Note 13: Exit cost obligations, during the year-ended 31 December 2015, the Bank commenced an orderly wind-down of the deposit- taking and investment management businesses in the United Kingdom segment. The United Kingdom segment now provides mortgage services for high-value residential properties.

Total Assets by Segment	31 December 2016	31 December 2015
Bermuda	6,765,125	5,113,718
Cayman	3,393,256	3,282,319
Guernsey	1,132,663	1,391,126
Switzerland	2,173	2,713
The Bahamas	81,604	49,434
United Kingdom	151,866	788,433
Total assets before inter-segment eliminations	11,526,687	10,627,743
Less: inter-segment eliminations	(423,142)	(352,180)
Total	11,103,545	10,275,563

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Net interest income		Provision for credit losses	Non-interest income	Revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended 31 December 2016	Customer	Inter- segment
Bermuda	160,466	1,642	(7,263)	71,765	226,610	1,412	228,022	164,503	63,519
Cayman	79,644	388	2,135	41,364	123,531	(532)	122,999	60,613	62,386
Guernsey	14,469	(323)	(395)	24,623	38,374	(1,027)	37,347	35,547	1,800
Switzerland	41	—	—	3,798	3,839	—	3,839	3,366	473
The Bahamas	46	30	—	4,666	4,742	—	4,742	5,032	(290)
United Kingdom	3,814	(1,737)	1,124	3,947	7,148	1,161	8,309	20,255	(11,946)
Total before eliminations	258,480	—	(4,399)	150,163	404,244	1,014	405,258	289,316	115,942
Inter-segment eliminations	—	—	—	(2,690)	(2,690)	—	(2,690)	(2,690)	—
Total	258,480	—	(4,399)	147,473	401,554	1,014	402,568	286,626	115,942

	Net interest income		Provision for credit losses	Non-interest income	Revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended 31 December 2015	Customer	Inter- segment
Bermuda	142,488	2,600	(3,625)	61,050	202,513	(2,503)	200,010	159,474	40,536
Cayman	66,317	608	(466)	39,508	105,967	(793)	105,174	58,115	47,059
Guernsey	17,025	(427)	(103)	26,171	42,666	(1,066)	41,600	39,872	1,728
Switzerland	—	—	—	3,420	3,420	—	3,420	3,320	100
The Bahamas	8	116	—	5,295	5,419	1	5,420	5,068	352
United Kingdom	13,428	(2,897)	(1,547)	6,307	15,291	(5,076)	10,215	22,251	(12,036)
Total before eliminations	239,266	—	(5,741)	141,751	375,276	(9,437)	365,839	288,100	77,739
Inter-segment eliminations	—	—	—	(1,579)	(1,579)	—	(1,579)	(1,579)	—
Total	239,266	—	(5,741)	140,172	373,697	(9,437)	364,260	286,521	77,739

	Net interest income		Provision for credit losses	Non-interest income	Revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended 31 December 2014	Customer	Inter- segment
Bermuda	141,528	3,164	(6,425)	60,692	198,959	6,908	205,867	145,696	60,171
Cayman	58,442	928	(557)	33,515	92,328	36	92,364	58,829	33,535
Guernsey	19,303	(1,242)	(154)	26,814	44,721	4,432	49,153	39,580	9,573
Switzerland	—	—	—	2,486	2,486	—	2,486	2,867	(381)
The Bahamas	(15)	166	—	5,492	5,643	—	5,643	5,548	95
United Kingdom	19,229	(3,016)	(912)	7,717	23,018	4,312	27,330	22,164	5,166
Total before eliminations	238,487	—	(8,048)	136,716	367,155	15,688	382,843	274,684	108,159
Inter-segment eliminations	—	—	—	(1,886)	(1,886)	—	(1,886)	(1,886)	—
Total	238,487	—	(8,048)	134,830	365,269	15,688	380,957	272,798	108,159

Note 16: Derivative instruments and risk management

The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank’s derivative contracts principally involve over-the-counter (“OTC”) transactions that are negotiated privately between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Association master agreements (“ISDAs”). Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked to market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

Certain of these agreements contain credit risk-related contingent features in which the counterparty has the option to accelerate cash settlement of the Bank's net derivative liabilities with the counterparty in the event the Bank's credit rating falls below specified levels or the liabilities reach certain levels.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheets at fair value within other assets or other liabilities. These amounts include the effect of netting. The accounting for changes in the fair value of a derivative in the consolidated statements of operations depends on whether the contract has been designated as a hedge and qualifies for hedge accounting.

Notional Amounts
The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

Fair Value
Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity or commodity prices or indices change. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. Market risk is managed within clearly defined parameters as prescribed by senior management of the Bank. The fair value is defined as the profit or loss associated with replacing the derivative contracts at prevailing market prices.

Risk Management Derivatives
The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimise significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank’s risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise fair value hedges, net investments hedges and derivatives not formally designated as hedges as described below.

Fair value hedges consist of designated interest rate swaps and are used to minimise the Bank's exposure to changes in the fair value of assets and liabilities due to movements in interest rates. The Bank previously entered into interest rate swaps to convert its fixed-rate long-term loans to floating-rate loans, and convert fixed-rate deposits to floating-rate deposits. During the year ended 31 December 2011, the Bank cancelled its interest rate swaps designated as fair value hedges of loans receivable and therefore discontinued hedge accounting for these financial instruments. The fair value attributable to the hedged loans are accounted for prospectively and are being amortised to net income over the remaining life of each individual loan, which could extend to year 2029, using the effective interest method.

Net investment hedges includes designated currency swaps and qualifying non-derivative instruments and are used to minimise the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognised in AOCL consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimise the risk of hedge ineffectiveness.

For derivatives designated as net investment hedges, the Bank follows the method based on changes in spot exchange rates. Accordingly:
- The change in the fair value of the derivative instrument that is reported in AOCL (i.e., the effective portion) is determined by the changes in spot exchange rates.
- The change in the fair value of the derivative instrument attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of the hedge ineffectiveness and that difference is reported directly in the consolidated statements of operations under foreign exchange revenue.
Amounts recorded in AOCL are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

For foreign-currency-denominated debt instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 23: Accumulated other comprehensive loss for details on the amount recognised into AOCL during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the interest rate risk of fixed rate deposits and foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognised in foreign exchange income.

Client service derivatives
The Bank enters into foreign exchange contracts and interest rate caps primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognised in foreign exchange income.

The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. Fair value of derivatives is recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

31 December 2016	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	1	77,670	15,744	—	15,744
Derivatives not formally designated as hedging instruments	Currency swaps	11	676,856	5,901	(3,013)	2,888
Subtotal risk management derivatives			754,526	21,645	(3,013)	18,632

Client services derivatives	Spot and forward foreign exchange	106	2,039,141	15,410	(15,267)	143

Total derivative instruments			2,793,667	37,055	(18,280)	18,775

31 December 2015	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	1	77,670	4,122	—	4,122
Derivatives not formally designated as hedging instruments	Currency swaps	4	77,881	273	(95)	178
Subtotal risk management derivatives			155,551	4,395	(95)	4,300

Client services derivatives	Spot and forward foreign exchange	128	2,572,525	16,426	(15,961)	465

Total derivative instruments			2,728,076	20,821	(16,056)	4,765

In addition to the above, as at 31 December 2016 foreign denominated deposits of £34.5 million (31 December 2015: £29.5 million), were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

The Bank also elected not to offset certain derivative assets or liabilities and all collaterals received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

	Gross fair value recognised	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
31 December 2016				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	37,055	(6,959)	30,096	(6,811)	(8,292)	14,993

Derivative liabilities
Spot and forward foreign exchange and currency swaps	18,280	(6,959)	11,321	(6,811)	—	4,510
Net positive fair value			18,775

	Gross fair value recognised	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
31 December 2015				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	20,821	(7,127)	13,694	(78)	(269)	13,347

Derivative liabilities
Spot and forward foreign exchange and currency swaps	16,056	(7,127)	8,929	(78)	(185)	8,666
Net positive fair value			4,765

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding. During 2016, management revised the following disclosures to segregate the gains and losses attributable to the specific types of derivatives.

		Year ended
Derivative instrument	Consolidated statements of operations line item	31 December 2016	31 December 2015	31 December 2014
Spot and forward foreign exchange	Foreign exchange revenue	(322)	110	(724)
Currency swaps, not designated as hedge	Foreign exchange revenue	2,710	1,643	7,916
Currency swaps (net investment hedge)	Foreign exchange revenue	(1,091)	2,331	742
Total net gains (losses) recognised in net income		1,297	4,084	7,934

Derivative instrument	Consolidated statements of comprehensive income line item	31 December 2016	31 December 2015	31 December 2014
Currency swaps (net investment hedge)	Net change in unrealised gains and losses on translation of net investment in foreign operations	12,713	4,254	6,799
Total net gains recognised in comprehensive income		12,713	4,254	6,799

Note 17: Fair value measurements

The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2: Significant accounting policies.

Management reviews the price of each security monthly, comparing market values to expectations and to the prior month’s price. Management's expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by the Group Asset and Liability Committee.

Financial instruments in Level 1 include actively traded redeemable mutual funds.

Financial instruments in Level 2 include corporate bonds, mortgage-backed securities and other asset-backed securities, forward foreign exchange contracts and mutual funds not actively traded.

Financial instruments in Level 3 include asset-backed securities for which the market is relatively illiquid and for which information about actual trading prices is not readily available.

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the year ended 31 December 2016 and the year ended 31 December 2015.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	31 December 2016				31 December 2015
	Fair value			Total carrying amount / fair value	Fair value			Total carrying amount / fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Items that are recognised at fair value on a recurring basis:
Financial assets
Trading investments
US government and federal agencies	—	—	—	—	—	279,343	—	279,343
Non-US governments debt securities	—	—	—	—	—	7,489	—	7,489
Asset-backed securities - Student loans	—	—	—	—	—	28,285	—	28,285
Mutual funds	6,091	222	—	6,313	5,903	279	—	6,182
Total trading	6,091	222	—	6,313	5,903	315,396	—	321,299

Available-for-sale investments
US government and federal agencies	—	2,430,402	—	2,430,402	—	1,404,499	—	1,404,499
Non-US governments debt securities	—	27,020	—	27,020	—	29,575	—	29,575
Corporate debt securities	—	514,475	—	514,475	—	506,144	—	506,144
Asset-backed securities - Student loans	—	—	12,493	12,493	—	—	12,161	12,161
Commercial mortgage-backed securities	—	150,546	—	150,546	—	148,726	—	148,726
Residential mortgage-backed securities	—	197,802	—	197,802	—	100,244	—	100,244
Total available-for-sale	—	3,320,245	12,493	3,332,738	—	2,189,188	12,161	2,201,349

Other assets - Derivatives	—	30,096	—	30,096	—	13,694	—	13,694

Financial liabilities
Other liabilities - Derivatives	—	11,321	—	11,321	—	8,929	—	8,929

Level 3 Reconciliation
The Level 3 Asset-backed securities - Student loans is a federal family education loan programme guaranteed student loan security and is valued using a non-binding broker quote. The fair value provided by the broker is based on the last trading price of similar securities but as the market for the security is illiquid, a Level 2 classification is not supported.

Significant increases (decreases) in any of the preceding inputs in isolation could result in a significantly different fair value measurement. Generally a change in assumption used for the probability of defaults is accompanied by a directionally similar change in the assumption used for the loss severity.

	31 December 2016	31 December 2015	31 December 2014
	Available- for-sale investments	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of year	12,161	12,226	45,304
Proceeds from sales, paydowns and maturities	—	—	(36,439)
Accretion recognised in net income	—	—	915
Realised and unrealised gains (losses) recognised in other comprehensive income	332	(65)	(6,286)
Realised and unrealised gains recognised in net income	—	—	8,732
Carrying amount at end of year	12,493	12,161	12,226

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Items Other Than Those Recognised at Fair Value on a Recurring Basis:
		31 December 2016			31 December 2015
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash due from banks	Level 1	2,101,651	2,101,651	—	2,288,890	2,288,890	—
Securities purchased under agreement to resell	Level 2	148,813	148,813	—	—	—	—
Short-term investments	Level 1	519,755	519,755	—	409,482	409,482	—
Investments held-to-maturity	Level 2	1,061,103	1,046,828	(14,275)	701,282	701,495	213
Loans, net of allowance for credit losses	Level 2	3,570,478	3,566,812	(3,666)	4,000,155	3,996,443	(3,712)
Other real estate owned¹	Level 2	14,199	14,199	—	11,206	11,206	—

Financial liabilities
Customer deposits
Demand deposits	Level 2	8,193,213	8,193,213	—	7,654,643	7,654,643	—
Term deposits	Level 2	1,816,640	1,817,564	(924)	1,513,025	1,514,126	(1,101)
Deposits from banks	Level 2	23,796	23,796	—	14,478	14,478	—
Long-term debt	Level 2	117,000	117,683	(683)	117,000	116,606	394
¹ The current carrying value of OREO is adjusted to fair value only when there is devaluation below carrying value.

Note 18: Interest rate risk

The following tables set out the assets, liabilities and shareholders' equity and off-balance sheet instruments on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank’s interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may pre-pay earlier, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

31 December 2016	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	1,991	—	—	—	—	111	2,102
Securities purchased under agreement to resell	149	—	—	—	—	—	149
Short-term investments	135	385	—	—	—	—	520
Investments	1,343	15	81	704	2,251	6	4,400
Loans	3,339	53	57	81	38	2	3,570
Other assets	—	—	—	—	—	363	363
Total assets	6,957	453	138	785	2,289	482	11,104

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	711	711
Demand deposits	5,828	—	—	—	—	2,385	8,213
Term deposits	1,492	166	92	71	—	—	1,821
Other liabilities	—	—	—	—	—	242	242
Long-term debt	92	—	—	25	—	—	117
Total liabilities and shareholders' equity	7,412	166	92	96	—	3,338	11,104

Interest rate sensitivity gap	(455)	287	46	689	2,289	(2,856)	—
Cumulative interest rate sensitivity gap	(455)	(168)	(122)	567	2,856	—	—

31 December 2015	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	2,178	—	—	—	—	111	2,289
Short-term investments	117	291	1	—	—	—	409
Investments	871	79	19	620	1,629	6	3,224
Loans	3,735	84	53	67	47	14	4,000
Other assets	—	—	—	—	—	354	354
Total assets	6,901	454	73	687	1,676	485	10,276

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	750	750
Demand deposits	5,783	—	—	—	—	1,882	7,665
Term deposits	989	296	153	79	—	—	1,517
Other liabilities	—	—	—	—	—	227	227
Long-term debt	92	—	—	25	—	—	117
Total liabilities and shareholders' equity	6,864	296	153	104	—	2,859	10,276

Interest rate sensitivity gap	37	158	(80)	583	1,676	(2,374)	—
Cumulative interest rate sensitivity gap	37	195	115	698	2,374	—	—
Note 19: Long-term debt

On 28 May 2003, the Bank issued US $125 million of Subordinated Lower Tier II capital notes. The notes were issued at par and in two tranches, namely US $78 million in Series A notes due 2013 and US $47 million in Series B notes due 2018. The issuance was by way of private placement with US institutional investors. The notes are listed on the Bermuda Stock Exchange (“BSX”) in the specialist debt securities category. Part of the proceeds of the issue were used to repay the entire amount of the US $75 million outstanding subordinated notes redeemed in July 2003. The notes issued under Series A paid a fixed coupon of 3.94% until 27 May 2008 when it was redeemed in whole by the Bank. The Series B notes paid a fixed coupon of 5.15% until 27 May 2013 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 1.35% over the 10-year US Treasury yield.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

On 27 June 2005, the Bank issued US $150 million of Subordinated Lower Tier II capital notes. The notes were issued at par in two tranches, namely US $90 million in Series A notes due 2015 and US $60 million in Series B notes due 2020. The issuance was by way of private placement with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The notes issued under Series A paid a fixed coupon of 4.81% until 2 July 2010 after which the coupon rate became floating and the principal became redeemable in whole at the Bank's option. The Series B notes pay a fixed coupon of 5.11% until 2 July 2015 when they also become redeemable in whole at the Bank’s option. The Series A notes were priced at a spread of 1.00% over the five-year US Treasury yield and the Series B notes were priced at a spread of 1.10% over the 10-year US Treasury yield. During September 2011, the Bank repurchased a portion of the outstanding 5.11% 2005 Series B Subordinated notes (“the Note”). The face value of the portion of the Note repurchased was $15 million and the purchase price paid for the repurchase was $13.875 million, which realised a gain of $1.125 million. During January 2014, the Bank fully redeemed the 2005 issuance Series A subordinated debt for its nominal value of $90 million.

On 27 May 2008, the Bank issued US $78 million of Subordinated Lower Tier II capital notes. The notes were issued at par and in two tranches, namely US $53 million in Series A notes due 2018 and US $25 million in Series B notes due 2023. The issuance was by way of private placement with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used to repay the entire amount of the US $78 million outstanding subordinated notes redeemed in May 2008. The notes issued under Series A paid a fixed coupon of 7.59% until 27 May 2013 when they became redeemable in whole at the option of the Bank. In May 2013, the Bank exercised its option to redeem the Series A note outstanding at face value. The Series B notes pay a fixed coupon of 8.44% until 27 May 2018 when they also become redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 4.51% over the 10-year US Treasury yield.

No interest was capitalised during the years ended 31 December 2016, 2015 and 2014.

In the event the Bank would be in a position to redeem long-term debt, priority would go the redemption of the higher interest-bearing Series, subject to availability relative to the earliest date the Series is redeemable at the Bank's option.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at 31 December 2016. The interest payments are calculated until contractual maturity using the current LIBOR rates.

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2003 issuance - Series B	27 May 2013	27 May 2018	5.15%	3 months US$ LIBOR + 2.000%	47,000	1,354	672	—
2005 issuance - Series B	2 July 2015	2 July 2020	5.11%	3 months US$ LIBOR + 1.695%	45,000	1,158	3,184	—
2008 issuance - Series B	27 May 2018	27 May 2023	8.44%	3 months US$ LIBOR + 4.929%	25,000	2,110	6,185	2,188
Total					117,000	4,622	10,041	2,188

Note 20: Earnings per share

Earnings per share have been calculated using the weighted average number of common shares outstanding during the year after deduction of the shares held as treasury stock. The dilutive effect of share-based compensation plans was calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding shares, using the average market price of the Bank’s shares for the year. Numbers of shares are expressed in thousands.

Prior to their conversion into common shares on 31 March 2015, outstanding contingent value convertible preference ("CVCP") shares were classified as participating securities as they were entitled to dividends declared to common shareholders on a 1:1 basis and were therefore included in the basic earnings per share calculation.

During the year ended 31 December 2016, options to purchase an average of 2.6 million (2015: 2.9 million, 2014: 3.1 million) common shares were outstanding. During the year ended 31 December 2016, the average number of outstanding awards of unvested common shares was 0.8 million (2015: 0.9 million, 2014: 1.0 million). Only awards for which the sum of 1) the expense that will be recognised in the future (i.e. the unrecognised expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognised expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

A warrant, outstanding until the Bank repurchased it in December 2016, to purchase 0.43 million (31 December 2015 and 2014: 0.43 million) common shares issued to the Government of Bermuda in exchange for the Government's guarantee of the preference shares, with an exercise price per share of $34.72 (31 December 2015: $34.72, 31 December 2014: $34.89) was not included in the computation of earnings per share for the years ended 31 December 2016, 2015 and 2014 because the exercise price was greater than the average market price of the Bank‘s common shares.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year Ended
	31 December 2016	31 December 2015		31 December 2014

Net income	115,942	77,739		108,159
Less: Preference dividends declared and guarantee fee	(15,655)	(16,455)		(16,546)
Less: Premium on preference share buyback and redemption	(41,913)	(28)		(96)
Net income attributable to participating shares	58,374	61,256		91,517
Less: Dividend paid on common shares	(19,346)	(24,708)		(27,088)
Less: Dividend paid on contingent value convertible preference shares	—	(138)		(352)
Undistributed earnings attributable for participating shares	39,028	36,410		64,077

Basic Earnings Per Share	Common shares	Common shares	CVCP	Common shares	CVCP
Weighted average number of shares issued	49,128	49,842	159	54,994	699
Weighted average number of common shares held as treasury stock	(506)	(1,079)	N/A	(934)	N/A
Weighted average number of participating shares (in thousands)	48,622	48,763	159	54,060	699

Allocation of undistributed earnings - Basic	39,028	36,292	118	63,259	818

Distributed earnings per share	0.40	0.50	0.20	0.50	0.50
Undistributed earnings per share	0.80	0.75	0.19	1.17	1.17
Basic Earnings Per Share	1.20	1.25	0.39	1.67	1.67

Diluted Earnings Per Share	Common shares	Common shares	CVCP	Common shares	CVCP
Adjusted weighted average number of participating shares outstanding	48,622	48,763	159	54,060	699
Net dilution impact related to options to purchase common shares	607	472	N/A	393	N/A
Net dilution impact related to awards of unvested common shares	382	609	N/A	496	N/A
Weighted average number of diluted participating shares (in thousands)	49,611	49,844	159	54,949	699

Allocation of undistributed earnings - Diluted	39,028	36,294	116	63,272	805

Distributed earnings per share	0.40	0.50	0.20	0.50	0.50
Undistributed earnings per share	0.78	0.73	0.19	1.15	1.15
Diluted Earnings Per Share	1.18	1.23	0.39	1.65	1.65

Note 21: Share-based payments

The common shares transferred to employees under all share-based payments are either taken from the Bank's common treasury shares or from newly issued shares. All share-based payments are settled by the ultimate parent company, which pursuant to Bermuda law is not taxed on income. There are no income tax benefits in relation to the issue of such shares as a form of compensation.

In conjunction with the 2010 capital raise, the Board of Directors approved the 2010 Omnibus Plan (the "2010 Plan"). Under the 2010 Plan, 5% of the Bank’s fully diluted common shares, equal to approximately 2.95 million shares, were initially available for grant to certain officers in the form of stock options or unvested shares awards. Both types of awards are detailed below. In 2012 and 2016, the Board of Directors approved an increase to the equivalent number of shares allowed to be granted under the 2010 Plan to respectively 5.0 million and 7.5 million shares.

Stock Option Awards
1997 Stock Option Plan
Prior to the capital raise on 2 March 2010, the Bank granted stock options to employees and Directors of the Bank that entitle the holder to purchase one common share at a subscription price equal to the market price on the effective date of the grant. Generally, the options granted vest 25 percent at the end of each year for four years, however as a result of the 2010 capital raise, the options granted under the Bank's 1997 Stock Option Plan to employees became fully vested and options awarded to certain executives were surrendered.

2010 Plan
Under the 2010 Plan, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price is reduced for all special dividends declared by the Bank. Stock option awards granted under the 2010 Plan vest based on two specific types of vesting conditions i.e., time and performance conditions, as detailed below:

Time vesting condition
50% of each option award is granted in the form of time vested options and vests 25% on each of the second, third, fourth and fifth anniversaries of the effective grant date.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

In addition to the time vesting conditions noted above, the options will generally vest immediately:
• by reason of the employee’s death or disability,
• upon termination, by the Bank, of the holder’s employment, unless if in relation with the holder’s misconduct, or
• in limited circumstances and specifically approved by the Board, as stipulated in the holder’s employment contract.

In the event of the employee’s resignation, any unvested portion of the awards shall generally be forfeited and any vested portion of the options shall generally remain exercisable during the 90-day period following the termination date or, if earlier, until the expiration date, and any vested portion of the options not exercised as of the expiration of such period shall be forfeited without any consideration therefore.

Performance vesting condition
50% of each option award is granted in the form of performance options and vests (partially or fully) on a “valuation event” date (date any of the 2 March 2010 new investors transfers at least 5% of the total number of common shares or the date that there is a change in control and any of the new investors realises a predetermined multiple of invested capital (“MOIC”)). On 21 September 2016, it was determined that a valuation event occurred during which a new investor realised a MOIC of more than 200% of the original invested capital of $12.09 per share and accordingly, all outstanding unvested performance options vested. Accordingly, as at 31 December 2016 the grant date fair value not yet recognised in expenses of outstanding performance options is nil (31 December 2015: $8.7 million).

Weighted average fair value of stock options granted	Time vested options	Performance vested options
Year ended 31 December 2012 (most recent year during which options were granted)	$4.20	$4.40
Year ended 31 December 2011	$4.10	$4.30

The weighted average fair value of stock options granted in the years ended 31 December 2012 and 2011 was calculated using the Black-Scholes-Merton option-pricing model for the time vested options and a lattice-based binomial option-pricing model for the performance options.

Changes in Outstanding Stock Options
	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended 31 December 2016	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	218	2,608	2,826	135.19	11.60
Exercised	—	(625)	(625)	—	11.68			8,938
Forfeitures and cancellations	(102)	(5)	(107)	138.79	11.50
Resignations, retirements, redundancies	—	(28)	(28)	—	11.50
Outstanding at end of year	116	1,950	2,066	132.13	11.57	1.18	3.42	38,489
Vested and exercisable at end of year	116	1,950	2,066	132.13	11.57	1.18	3.42

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended 31 December 2015	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	352	2,678	3,030	130.70	11.70
Exercised	—	(55)	(55)	—	11.50			393
Forfeitures and cancellations	(134)	(2)	(136)	123.30	11.50
Resignations, retirements, redundancies	—	(13)	(13)	—	11.50
Outstanding at end of year	218	2,608	2,826	135.19	11.60	1.78	4.67	20,594
Vested and exercisable at end of year	218	1,242	1,460	135.19	11.60	1.78	4.94

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended 31 December 2014	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	399	2,781	3,180	128.30	11.70
Exercised	—	(103)	(103)	—	11.60			874
Forfeitures and cancellations	(44)	—	(44)	108.60	11.60
Expiration at end of plan life	(3)	—	(3)	137.60	—
Outstanding at end of year	352	2,678	3,030	130.70	11.70	2.38	5.66	22,233
Vested and exercisable at end of year	352	868	1,220	130.70	11.70	2.38	5.65

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Share-Based Plans
Recipients of unvested share awards are entitled to the related common shares at no cost, at the time the award vests. Recipients of unvested shares may be entitled to receive additional unvested shares having a value equal to the cash dividends that would have been paid had the unvested shares been issued and vested. Such additional unvested shares granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying unvested shares.

Unvested shares subject only to the time vesting condition generally vest upon retirement, death, disability or upon termination, by the Bank, of the holder’s employment unless if in connection with the holder’s misconduct. Unvested shares subject to both time vesting and performance vesting conditions remain outstanding and unvested upon retirement and will vest only if the performance conditions are met. Unvested shares can also vest in limited circumstances and if specifically approved by the Board, as stipulated in the holder’s employment contract. In all other circumstances, unvested shares are generally forfeited when employment ends.

Employee Deferred Incentive Plan (“EDIP”)
Under the Bank’s EDIP Plan, shares were awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Executive Long-Term Incentive Share Plan (“ELTIP”) - Years 2012 and 2011
Under the Bank’s 2012 and 2011 ELTIP, shares were awarded to Bank employees and executive management, based on predetermined vesting conditions. Two types of vesting conditions upon which the shares were awarded comprise the ELTIP: 1) 50% of each share award was granted in the form of time vested shares, generally vesting equally over a three-year period from the effective grant date; and 2) 50% of each share award was granted in the form of performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date.

Executive Long-Term Incentive Share Plan (“ELTIP”) - Years 2016, 2015, 2014 and 2013
The 2016 ELTIP was approved on 18 February 2016. Under the Bank’s 2016, 2015, 2014 and 2013 ELTIP, performance shares were awarded to executive management. These shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date.

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Year ended
	31 December 2016		31 December 2015		31 December 2014
	EDIP	ELTIP	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of year	226	606	265	706	218	644
Granted	115	360	175	253	150	255
Vested (fair value in 2016: $7.0 million, 2015: $10.6 million, 2014: $5.5 million)	(118)	(302)	(207)	(322)	(103)	(185)
Resignations, retirements, redundancies	(8)	(24)	(7)	(31)	—	(8)
Outstanding at end of year	215	640	226	606	265	706

Share-based Compensation Cost Recognised in Net Income
	Year ended
	31 December 2016			31 December 2015			31 December 2014
	Stock option plans	EDIP and ELTIP	Total	Stock option plans	EDIP and ELTIP	Total	Stock option plans	EDIP and ELTIP	Total
Cost recognised in net income	8,697	5,375	14,072	521	7,182	7,703	1,915	6,954	8,869

Unrecognised Share-based Compensation Cost	31 December 2016	31 December 2015
2010 Stock Option Plan
Time vesting options	—	8
Performance vesting options	—	8,689

EDIP	2,040	2,098

ELTIP
Time vesting shares	2,988	21
Performance vesting shares	3,802	3,432
Total unrecognised expense	8,830	14,248

Note 22: Share buy-back plans

The Bank initially introduced two share buy-back programmes on 1 May 2012 as a means to improve shareholder liquidity and facilitate growth in share value. Each programme was approved by the Board of Directors for a period of 12 months, in accordance with the regulations of the BSX. The BSX must be advised monthly of shares purchased pursuant to each programme.

From time to time the Bank's associates, insiders and insiders' associates as defined by the BSX regulations may sell shares which may result in such shares being repurchased pursuant to each programme, provided no more than any such person's pro-rata share of the listed securities is repurchased. Pursuant to the BSX regulations, all repurchases made by any issuer pursuant to a securities repurchase programme must be made: (1) in the open market and not by private agreement; and (2) for a price not higher than the

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

last independent trade for a round lot of the relevant class of securities. See Note 24: Capital structure, in which certain large one-time share buy-back transactions are described.

Common Share Buy-Back Programme
Effective 1 April 2014, the Board approved, the 2014 common share buy-back programme authorising the purchase for treasury of up to 1.5 million common shares.

On 26 February 2015, the Board approved, with effect from 1 April 2015, the 2015 common share buy-back programme, authorising the purchase for treasury of up to 0.8 million common shares.

On 19 February 2016, the Board approved, with effect from 1 April 2016, the 2016 common share buy-back programme, authorising the purchase for treasury of up to 0.8 million common shares.

	Year ended 31 December
Common share buy-backs	2016	2015	2014	2013	2012	Total
Acquired number of shares (to the nearest 1)	97,053	250,371	856,734	403,848	726,005	2,334,011
Average cost per common share	16.36	19.42	19.86	13.89	12.40	16.31
Total cost (in US dollars)	1,588,189	4,862,248	17,018,412	5,610,907	8,999,061	38,078,817

Preference Share Buy-Back Programme
On 28 April 2014, the Board approved the 2014 preference share buy-back programme, authorising the purchase for cancellation of up to 26,000 preference shares.

On 26 February 2015, the Board approved, with effect from 5 May 2015, the 2015 preference share buy-back programme, authorising the purchase for cancellation of up to 5,000 preference shares.

	Year ended 31 December
Preference share buy-backs	2016	2015	2014	2013	2012	Total
Acquired number of shares (to the nearest 1)	—	183	560	11,972	4,422	17,137
Average cost per preference share	—	1,151.55	1,172.26	1,230.26	1,218.40	1,224.46
Total cost (in US dollars)	—	210,734	656,465	14,728,624	5,387,777	20,983,600

Note 23: Accumulated other comprehensive loss

	Unrealised (losses) on translation of net investment in foreign operations	HTM investments	Unrealised gains (losses) on AFS investments	Employee benefit plans
31 December 2016				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(13,645)	(2,350)	(57)	(46,331)	(28,114)	(74,445)	(90,497)
Transfer of AFS investments to HTM investments	—	1,442	(1,442)	—	—	—	—
Other comprehensive income (loss), net of taxes	(6,507)	(71)	(21,181)	(16,901)	(9,523)	(26,424)	(54,183)
Balance at end of year	(20,152)	(979)	(22,680)	(63,232)	(37,637)	(100,869)	(144,680)

	Unrealised (losses) on translation of net investment in foreign operations	HTM investments	Unrealised gains (losses) on AFS investments	Employee benefit plans
31 December 2015				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(10,506)	—	9,021	(53,169)	(22,866)	(76,035)	(77,520)
Transfer of AFS investments to HTM investments	—	(2,715)	2,715	—	—	—	—
Other comprehensive income (loss), net of taxes	(3,139)	365	(11,793)	6,838	(5,248)	1,590	(12,977)
Balance at end of year	(13,645)	(2,350)	(57)	(46,331)	(28,114)	(74,445)	(90,497)

	Unrealised (losses) on translation of net investment in foreign operations	HTM investments	Unrealised gains (losses) on AFS investments	Employee benefit plans
31 December 2014				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(7,632)	—	(31,064)	(35,616)	6,724	(28,892)	(67,588)
Other comprehensive income (loss), net of taxes	(2,874)	—	40,085	(17,553)	(29,590)	(47,143)	(9,932)
Balance at end of year	(10,506)	—	9,021	(53,169)	(22,866)	(76,035)	(77,520)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCL Components		Year ended
	Line item in the consolidated statements of operations, if any	31 December 2016	31 December 2015	31 December 2014
Net unrealised gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	(25,691)	(9,723)	(10,574)
Gains (loss) on net investment hedge	N/A	19,184	6,584	7,700
Net change		(6,507)	(3,139)	(2,874)

Held-to-maturity investment adjustments
Net unamortised gains (losses) transferred from AFS	N/A	1,442	(2,715)	—
Amortisation of net gains (losses) to net income	Interest income on investments	(71)	378	—
Foreign currency translation adjustments of related balances	N/A	—	(13)	—
Net change		1,371	(2,350)	—

Available-for-sale investment adjustments
Gross unrealised gains (losses)	N/A	(19,635)	(16,337)	48,703
Net unrealised (gains) losses transferred to HTM	N/A	(1,442)	2,715	—
Transfer of realised (gains) losses to net income	Net realised gains (losses) on AFS investments	(1,546)	4,407	(8,680)
Foreign currency translation adjustments of related balances	N/A	—	137	62
Net change		(22,623)	(9,078)	40,085

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	(19,956)	5,096	(18,947)
Amortisation of actuarial losses	Salaries and other employee benefits	1,702	1,703	1,058
Change in deferred taxes	N/A	1,315	(391)	83
Foreign currency translation adjustments of related balances	N/A	38	430	253
Net change		(16,901)	6,838	(17,553)

Post-retirement healthcare plan
Net actuarial (loss)	N/A	(5,911)	(2,252)	(15,892)
Prior service cost	N/A	—	—	(7,901)
Amortisation of net actuarial losses	Salaries and other employee benefits	2,731	3,347	922
Amortisation of prior service credit	Salaries and other employee benefits	(6,343)	(6,343)	(6,719)
Net change		(9,523)	(5,248)	(29,590)

Other comprehensive income (loss), net of taxes		(54,183)	(12,977)	(9,932)

Note 24: Capital structure

Authorised Capital
On 16 September 2016, the Bank began trading on the New York Stock Exchange under the ticker symbol "NTB". The offering of 12,234,042 common shares consisted of 5,957,447 newly issued common shares sold by Butterfield and 6,276,595 common shares sold by certain selling shareholders, including 1,595,744 common shares sold by certain of the selling shareholders pursuant to the underwriters’ option to purchase additional shares, which was exercised in full prior to the closing.

On 25 July 2016, the Bank’s board of directors approved a consolidation of the existing common shares on the basis of a 10 to 1 ratio, subject to shareholder approval. As a result of this consolidation, effective 6 September 2016 upon shareholder approval, every 10 common shares of par value BM$0.01 were consolidated into 1 common share of par value BM$0.10 (the “Share Consolidation”).

In addition, as of 6 September 2016, the par value of each issued common share and each authorised but unissued common share was reduced from BM$0.10 to BM$0.01 and the authorised share capital of the Bank was correspondingly reduced from 2,000,000,000 common shares of par value BM$0.10 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each to 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each, without any payment by the Bank to the holders of the voting ordinary shares in respect thereof (the “Reduction in Par Value” and together with the Share Consolidation, the “Reverse Share Split”).

Immediately following the Reduction in Par Value, the Bank repurchased any and all fractions of common shares issued and outstanding following the Reduction in Par Value, from the holders thereof. All share, share‑based payments and dividend information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted to reflect the decreased number of shares resulting from this action.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Prior to the Reverse Share Split, the Bank’s total authorised share capital consisted of (i) 20 billion common shares of par value BM$0.01, (ii) 6 billion non‑voting ordinary shares of par value BM$0.01; (iii) 110,200,001 preference shares of par value US$0.01 and (iv) 50 million preference shares of par value £0.01.

On 30 April 2015, Butterfield repurchased and cancelled 8,000,000 shares held by CIBC for $15.00 per share, for a total of $120 million. The remaining CIBC shareholding in Butterfield (representing 2,343,423 shares) was taken up by Carlyle Global Financial Services, L.P. at $15.00 per share and subsequently sold to other investors.

On 13 August 2015, Butterfield repurchased and cancelled 400,000 shares held by two shareholders for $14.90 per share, for a total of $5.96 million.

Preference Shares
On 22 June 2009, the Bank issued 200,000 Government guaranteed, 8.00% non-cumulative perpetual limited voting preference shares (the “preference shares”). The issuance price was US$1,000 per share. The preference share buy-backs are disclosed in Note 22: Share Buy-Back Plans.

The preference share principal and dividend payments are guaranteed by the Government of Bermuda. At any time after the expiry of the guarantee offered by the Government of Bermuda, and subject to the approval of the BMA, the Bank would have been able to redeem, in whole or in part, any preference shares at the time issued and outstanding, at a redemption price equal to the liquidation preference plus any unpaid dividends at the time.

Holders of preference shares were entitled to receive, on each preference share only when, as and if declared by the Board of Directors, non-cumulative cash dividends at a rate per annum equal to 8.00% on the liquidation preference of US $1,000 per preference share payable quarterly in arrears. In exchange for the Government's commitment, the Bank issued to the Government a warrant that, upon issuance, allowed the purchase of 427,960 common shares of the Bank at an exercise price of $70.10 per share. The warrant which, after adjustments in accordance with anti-dilution terms allowed for the purchase of 432,028 shares with an exercise price of $34.72 per share was repurchased and cancelled by the Bank in December 2016.

On 15 December 2016, the Bank effected a mandatory redemption of its preference shares by paying a make-whole redemption payment (the "make-whole redemption price") of USD $1,180.00 per preference share to preference shareholders of record as at 1 December 2016. The make-whole redemption price comprises the sum of the dividend per preference share for the current quarter, the $1,000 liquidation preference per preference share, discounted for present value, and the present value of future dividend payments through 22 June 2019. Following the payment of the make-whole redemption price, all issued and outstanding preference shares were redeemed, cancelled and reverted to authorised but unissued preference shares of the Bank. The preference shares were also delisted from both the BSX and the Luxembourg Stock Exchange.

On 11 May 2010, the Bank’s Rights offering was over subscribed with the maximum allowable number of rights of 10,743,801 exercised and subsequently converted on the ratio of 0.07692 CVCP shares for each right unit exercised amounting to 826,415 CVCP shares issued. The CVCP shares have specific rights and conditions attached, which are explained in detail in the prospectus of the rights offering. On 31 March 2015, all remaining CVCP shares were converted to common shares at a ratio of 1:1.

Dividends Declared
During the year ended 31 December 2016, the Bank paid cash dividends of $0.40 (31 December 2015: $0.50, 31 December 2014: $0.50) for each common share and CVCP share on record (CVCP shares were all converted to common shares on 31 March 2015) as of the related record dates. Subsequent to year-end, the Bank declared a fourth interim dividend of $0.32 per common share to be paid to shareholders of record on 13 March 2017. During the years ended 31 December 2016, 2015, and 2014, the Bank declared the full 8.00% cash dividends on preference shares in each quarter.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain prior written approval from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained BMA approval for all dividends declared during the periods under review.

Regulatory Capital
Effective 1 January 2016, the Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. Basel III adopts CET1 as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit risk and other risks. Prior to 1 January 2016, the Bank’s regulatory capital was determined in accordance with Basel II guidelines as issued by the BMA.

The Bank is fully compliant with all regulatory capital requirements and maintains capital ratios in excess of regulatory minimums as at 31 December 2016 and 31 December 2015. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework as at 31 December 2016 and the Basel II framework as at 31 December 2015:

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	31 December 2016 (Basel III)		31 December 2015 (Basel II)
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
Tier 1 capital	666,847	N/A	699,278	N/A
Common Equity Tier 1	666,847	N/A	N/A	N/A
Tier 2 capital	102,709	N/A	119,164	N/A
Total capital	769,556	N/A	818,442	N/A

Risk Weighted Assets	4,365,440	N/A	4,304,074	N/A

Capital Ratios (%)
Common Equity Tier 1	15.3%	8.1%	N/A	N/A
Total Tier 1	15.3%	9.6%	16.2%	4.0%
Total Capital	17.6%	15.3%	19.0%	14.5%
Leverage ratio	5.8%	5.0%	N/A	N/A

Note 25: Income taxes

The Bank is incorporated in Bermuda, and pursuant to Bermuda law is not taxed on either income or capital gains. The Bank’s subsidiaries in the Cayman Islands and The Bahamas are not subject to any taxes in their respective jurisdictions on either income or capital gains under current law applicable in the respective jurisdictions. The Bank’s subsidiaries in the United Kingdom, Guernsey, and Switzerland are subject to the tax laws of those jurisdictions.

For the years ended 31 December 2016, 2015, and 2014, the Bank did not record any unrecognised tax benefits or expenses and has no uncertain tax positions as at 31 December 2016, 2015, and 2014.

The Bank records income taxes based on the enacted tax laws and rates applicable in the relevant jurisdictions for the years ended 31 December 2016, 2015, and 2014. For the years ended 31 December 2016, 2015, and 2014, the Bank did not incur any interest or pay any penalties.

	Year ended
Income taxes in consolidated statements of operations	31 December 2016	31 December 2015	31 December 2014
Current tax expense (benefit)	727	819	(169)
Deferred tax expense	—	457	—
Total tax expense (benefit)	727	1,276	(169)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Reconciliation between the Effective Income Tax Rate and the Statutory Income Tax Rate

	Year ended
	31 December 2016		31 December 2015		31 December 2014
	$	%	$	%	$	%
Income tax expense at Bermuda corporation tax rate of 0%	—	—%	—	—%	—	—%
Income tax expense in international offices taxed at different rates	(2,104)	(2)%	(904)	(1)%	1,501	2%
Change in valuation allowance	87	—%	466	1%	(1,429)	(2)%
Prior year tax adjustments	(71)	—%	80	—%	(956)	(1)%
Tax loss carried forward	—	—%	—	—%	—	—%
Other - net	2,815	3%	1,634	2%	715	1%
Income tax expense (benefit) at effective tax rate	727	1%	1,276	2%	(169)	—%

Deferred income taxes	31 December 2016	31 December 2015
Deferred income tax asset
Tax loss carried forward	5,770	2,540
Pension liability	1,594	365
Fixed assets	11	741
Allowance for compensated absence	8	9
Onerous leases	9	11
Deferred income tax asset before valuation allowance	7,392	3,666
Less: valuation allowance	(5,638)	(3,105)
Net deferred income tax assets	1,754	561

Deferred income tax liability
Other	—	—
Net deferred income tax asset	1,754	561

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred in the UK segment over the years ended 31 December 2016 and 2015. Such objective evidence limits the ability to consider other subjective evidence such as projections for future growth.

On the basis of this evaluation, as of 31 December 2016, a valuation allowance of $5.6 million (31 December 2015: $3.1 million) has been recognised to record only the portion of the deferred tax asset that more likely than not will be realised. The amount of the deferred tax asset considered realisable, however, could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth. This valuation allowance relates specifically to our UK segment.

The Bank has net taxable loss carry forwards related to the Bank’s international operations of approximately $28.2 million (31 December 2015: $13.6 million), which have an indefinite life.

Note 26: Business combinations

Bermuda Trust Company Limited and the Private Banking Investment Management of Operations of HSBC Bank Bermuda Limited Acquisition
On 29 April 2016, the Bank and two of its subsidiaries, Butterfield Trust (Bermuda) Limited ("BTBL") and Butterfield Asset Management Limited ("BAM"), acquired for a total purchase price of $22.0 million: 1) all outstanding shares of Bermuda Trust Company Limited ("BTCL", a wholly–owned subsidiary of HSBC Bank Bermuda Limited ("HSBCBB")), 2) certain assets of the asset management services operations of HSBCBB and 3) certain assets of the private banking services operations of HSBCBB. The acquisition is in line with the Bank's growth strategy of developing core businesses in existing markets and was undertaken to add scale to the Bank capacity in these market segments where the Bank had already a significant presence and a long history.

The acquisition date fair value of consideration transferred amounted to $22.0 million comprising cash settlement of $7.0 million paid on 29 April 2016, a second payment of $2.1 million made on 6 May 2016, and contingent considerations payable in the second half of 2016 and evaluated at $12.4 million. The contingent considerations were dependent on the trust and asset management clients retention by Butterfield before the end of the contingency period in September 2016 and the amount paid was $12.4 million.

The fair value of the net assets acquired and allocation of purchase is summarised as follows:

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

As at
29 April 2016
Total consideration transferred	21,778

Assets acquired
Intangible assets	21,443
Other assets	3,345
Total assets acquired	24,788

Liabilities acquired	3,010

Excess purchase price (goodwill)	—

The purchase price paid by the Bank was for BTCL's net tangible value as well as intangible assets of $21.4 million in the form of customer relationships in all three segments with an estimated finite useful life of 15 years.

The Bank incurred transaction expenses related to this acquisition in the amount of $4.3 million, of which $3.3 million were expensed during the year ended 31 December 2016 (including $0.7 million of legal and professional fees) and $1.0 million were expensed during the year ended 31 December 2015 (including $1.0 million of legal and professional fees).

For the year ended 31 December 2016, the amount of revenues and earnings relating to the acquired HSBC Bermuda operations that are not inextricably merged into the Bank’s operations are $9.8 million and $5.0 million respectively.
The following selected unaudited pro forma financial information has been provided to present a summary of the combined results of the Bank and the acquired operations from HSBC Bermuda, assuming the transaction had been effected on 1 January 2014. The unaudited pro forma data is for informational purposes only and does not necessarily represent results that would have occurred if the transaction had taken place on the basis assumed above. The pro forma have been prepared based on the actual results realised by the Bank from operating the acquired activities, when such activities where not yet inextricably merged into the Bank's operations.

	Year ended
Unaudited pro forma financial information	31 December 2016	31 December 2015	31 December 2014
Total net revenue	407,453	378,915	395,612
Total non-interest operating expense	289,019	293,700	279,977
Pro forma net income post business combination	118,434	85,215	115,635

Note 27: Related party transactions

Financing Transactions
As of 17 May 2005, the Bank established a programme to offer loans with preferential rates to eligible Bank employees, subject to certain conditions set by the Bank and provided that such employees meet certain credit criteria. Loan payments are serviced by automatically debiting the employee’s chequing or savings account with the Bank. Applications for loans are handled according to the same policies as those for the Bank's retail banking clients. The Bank's ability to offer preferential rates on loans depends upon a number of factors, including market conditions, regulations and the Bank's overall profitability. The Bank has the right to change its employee loan policy at any time after notifying participants.

The non-executive employee loans outstanding at 31 December 2016 amount to $123.2 million (31 December 2015: $204.3 million) resulting in an interest rate benefit to non-executive employees of $3.7 million (31 December 2015: $5.3 million, 31 December 2014: $6.2 million).

Certain directors and executives of the Bank, companies in which they are principal owners, and trusts in which they are involved, have loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible to preferential rates as described in the preceding paragraph. As at 31 December 2016, related party director and executive loan balances were $12.1 million (31 December 2015: $63.9 million). During the year ended 31 December 2016, new issuance of loans and change in directorships to directors and executives were $27.6 million and repayments and change in directorships were $25.1 million (year ended 31 December 2015: $17.5 and $17.4 million respectively, year ended 31 December 2014: $18.4 and $25.2 million respectively). Also, during the year ended 31 December 2016, a director resigned from the Board resulting in $54.3 million in loans being reclassified out of related party loans. All of these loans were considered performing loans as at 31 December 2016 and 31 December 2015.

On 27 June 2013, the Bank executed a $95 million loan agreement with an investment fund managed by a significant shareholder which provides for maturity on 30 June 2017. This loan was made in the ordinary course of business on normal commercial terms. At 31 December 2016 and 31 December 2015, nil was outstanding under this agreement. For the year ended 31 December 2016, nil (31 December 2015: $1.0 million, 31 December 2014: $2.7 million) of interest income has been recognised in the consolidated statements of operations in relation with this agreement.

Capital Transaction
Investments partnerships associated with The Carlyle Group hold approximately 14% of the Bank's equity voting power along with the right to designate two persons for nomination for election by the shareholders as members of the Bank’s Board of Directors. Prior to 30 April 2015, Canadian Imperial Bank of Commerce ("CIBC”) held approximately 19% of the Bank's equity voting power. On 30 April 2015, the Bank completed the transaction with CIBC to repurchase for cancellation approximately 77% of CIBC's shares for $15.00 per share, or a total of $120 million, representing 8,000,000 common shares. The remaining 23% of CIBC's shareholding in Butterfield (representing 2.3 million shares) were acquired by Carlyle Global Financial Services, L.P. and subsequently sold to other investors.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements
(In thousands of US dollars, unless otherwise stated)

Financial Transactions With Related Parties
The Bank holds seed investments in several Butterfield mutual funds, which are managed by a wholly-owned subsidiary of the Bank. As at 31 December 2016, these investments have a fair value of $5.0 million with an unrealized gain of $1.1 million (31 December 2015: $5.0 million and $0.9 million respectively) and were included in trading investments at their fair value. During the year ended 31 December 2016, the Bank earned $5.7 million (31 December 2015: $6.4 million, 31 December 2014: $4.3 million) in asset management revenue from funds managed by a wholly-owned subsidiary of the Bank.

III-1

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 28: Condensed financial statements of the parent company only

Condensed financial statements of the Bank of N.T. Butterfield & Son Limited (the ultimate parent company) without consolidation of its subsidiaries were as follows:

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Balance Sheets
(In thousands of US dollars)
	As at
	31 December 2016	31 December 2015
Assets
Cash and demand deposits with banks - Non-interest-bearing	28,032	28,146
Demand deposits with banks - Interest-bearing	136,373	125,826
Cash equivalents - Interest-bearing	1,042,365	691,438
Cash due from banks	1,206,770	845,410
Securities purchased under agreement to resell	148,813	—
Short-term investments	447,748	112,219
Investment in securities
Trading	6,313	6,167
Available-for-sale	2,170,155	1,227,953
Held-to-maturity (fair value: $498,367 (2015: $421,588))	507,239	422,000
Total investment in securities	2,683,707	1,656,120
Net assets of subsidiaries - Banks	327,149	355,062
Net assets of subsidiaries - Non-banks	11,610	7,173
Loans to third parties, net of allowance for credit losses	1,909,093	2,096,625
Loans to subsidiaries - Banks	54,207	71,331
Loans to subsidiaries - Non-banks	55,120	60,292
Accrued interest	15,035	13,872
Other assets, including premises, equipment and computer software, equity method investments and other real estate owned	217,795	196,636
Total assets	7,077,047	5,414,740

Liabilities
Customer deposits
Non-interest bearing	1,733,684	1,348,877
Interest bearing	4,213,417	2,922,830
Total customer deposits	5,947,101	4,271,707
Bank deposits	119,331	102,574
Total deposits	6,066,432	4,374,281
Securities sold under agreement to repurchase	—	—
Employee benefit plans	133,834	122,135
Accrued interest	1,690	1,530
Preference share dividends payable	—	654
Other liabilities	47,348	48,786
Total other liabilities	182,872	173,105
Long-term debt	117,000	117,000
Total liabilities	6,366,304	4,664,386

Total shareholders’ equity	710,743	750,354
Total liabilities and shareholders’ equity	7,077,047	5,414,740

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Operations
(In thousands of US dollars)
	Year ended
	31 December 2016	31 December 2015	31 December 2014
Non-interest income
Banking	21,984	19,193	18,208
Foreign exchange revenue	11,174	11,789	12,581
Other non-interest income	3,516	4,671	4,592
Dividends from subsidiaries - Banks	40,000	36,226	43,343
Dividends from subsidiaries - Non-banks	6,600	—	28,656
Total non-interest income	83,274	71,879	107,380
Interest income
Loans	123,370	117,124	119,846
Investments	44,745	39,987	38,510
Deposits with banks	6,293	1,600	1,398
Total interest income	174,408	158,711	159,754
Interest expense
Deposits	6,882	7,947	8,541
Long-term debt	4,500	4,861	5,628
Securities sold under repurchase agreements	118	8	82
Total interest expense	11,500	12,816	14,251
Net interest income before provision for credit losses	162,908	145,895	145,503
Provision for credit losses	(7,263)	(3,624)	(6,425)
Net interest income after provision for credit losses	155,645	142,271	139,078
Net trading gains	330	80	257
Net realised gains (losses) on available-for-sale investments	1,222	(2,841)	8,714
Net losses on other real estate owned	(287)	(543)	(775)
Impairment of fixed assets	—	—	(1,050)
Net other gains (losses)	(325)	19	(10)
Total other gains (losses)	940	(3,285)	7,136
Total net revenue	239,859	210,865	253,594
Non-interest expense
Salaries and other employee benefits	69,770	60,132	55,276
Technology and communications	34,033	34,879	33,248
Property	5,983	5,929	6,297
Professional and outside services	9,379	19,043	14,140
Indirect taxes	10,562	8,577	7,814
Amortisation of intangible assets	113	—	—
Marketing	2,138	1,730	1,309
Restructuring costs	117	—	—
Other expenses	5,373	8,017	4,846
Total non-interest expense	137,468	138,307	122,930
Net income before equity in undistributed earnings of subsidiaries	102,391	72,558	130,664
Equity in undistributed earnings of subsidiaries	13,551	5,181	(22,505)
Net income	115,942	77,739	108,159
Other comprehensive income, net of tax	(54,183)	(12,977)	(9,932)
Total comprehensive income	61,759	64,762	98,227

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	31 December 2016	31 December 2015	31 December 2014
Cash flows from operating activities
Net income	115,942	77,739	108,159
Adjustments to reconcile net income to operating cash flows
Depreciation and amortisation	23,687	22,267	19,836
(Increase) in carrying value of equity method investments	(949)	(1,056)	(1,103)
Share-based payments and settlements	14,423	7,913	9,049
Equity in undistributed earnings of subsidiaries	(13,551)	(5,181)	22,505
Net realised / unrealised losses on other real estate owned	287	543	775
Net realised (gains) losses on available-for-sale investments	(1,222)	2,841	(8,714)
Provision for credit losses	7,263	3,624	6,425
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable	(1,163)	6,904	(982)
(Increase) decrease in other assets	(20,312)	2,650	(1,284)
Increase (decrease) in accrued interest payable	160	(1,909)	240
Increase (decrease) in other liabilities and employee benefit plans	10,388	480	(5,763)
Cash provided by operating activities	134,953	116,815	149,143

Cash flows from investing activities
(Increase) in securities purchased under agreement to resell	(148,813)	—	—
Net (increase) in short-term investments	(335,529)	(103,178)	(299)
Net change in trading investments	(146)	704	42,910
Available-for-sale investments: proceeds from sale	25,489	404,575	84,360
Available-for-sale investments: proceeds from maturities and pay downs	341,835	256,566	163,725
Available-for-sale investments: purchases	(1,332,836)	(473,834)	(392,719)
Held-to-maturity investments: proceeds from maturities and pay downs	38,430	10,077	4,533
Held-to-maturity investments: purchases	(124,325)	(276,723)	—
Net (increase) decrease in loans to third parties	177,823	(70,821)	18,645
Net (increase) decrease in loans to bank subsidiaries	10,608	(2,761)	4,318
Net (increase) decrease in loans to non-bank subsidiaries	5,172	2,057	(9,518)
Additions to premises, equipment and computer software	(5,700)	(4,239)	(222)
Proceeds from sale of other real estate owned	3,061	4,644	4,196
Dividends received from equity method investment	319	884	359
Return (injection) of capital from (in) subsidiary	(6,945)	(94)	607
Cash disbursed for business acquisition	(2,540)	—	—
Cash used in investing activities	(1,354,097)	(252,143)	(79,105)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	31 December 2016	31 December 2015	31 December 2014

Cash flows from financing activities
Net decrease in demand and term deposit liabilities	1,696,948	457,836	242,152
Net (increase) in securities sold under agreement to repurchase	—	—	(25,535)
Repayment of long-term debt	—	—	(90,000)
Proceeds from issuance of common shares, net of underwriting discounts and commissions	131,600	—	—
Cost of issuance of common shares	(5,458)	—	—
Proceeds from loans sold under agreement to repurchase	5,152	—	—
Cost of repurchase of loans under agreement to repurchase	(5,152)	—	—
Common shares repurchased	(1,633)	(130,822)	(17,018)
Preference shares repurchased	(212,121)	(211)	(656)
Warrant repurchase	(100)	—	—
Proceeds from stock option exercises	6,919	640	1,198
Cash dividends paid on common and contingent value convertible preference shares	(19,346)	(24,846)	(27,440)
Cash dividends paid on preference shares	(14,629)	(14,631)	(14,673)
Preference shares guarantee fee paid	(1,676)	(1,824)	(1,834)
Cash provided by financing activities	1,580,504	286,142	66,194
Net increase (decrease) in cash due from banks	361,360	150,814	136,232
Cash due from banks at beginning of year	845,410	694,596	558,364
Cash due from banks at end of year	1,206,770	845,410	694,596

Supplemental disclosure of cash flow information
Cash interest paid	11,660	10,907	14,491

Non-cash item
Transfer to other real estate owned	8,961	3,326	2,733

Note 29: Subsequent events

On 12 February 2017, the Board of Directors declared a fourth interim dividend of $0.32 per common share to be paid on 27 March 2017 to shareholders of record on 13 March 2017.

Note 30: Subsequent events (unaudited)

Prior to February 28, 2017, The Carlyle Group was our principal shareholder and owned approximately 14% of our common shares as of January 31, 2017.  On February 28, 2017, The Carlyle Group completed the sale of all of its shares of our common shares in a registered secondary offering.

Item 19. Exhibits
(a)    The following documents are filed as exhibits hereto:

Exhibit No.	Description
1.1	Bye-laws of The Bank of N.T. Butterfield & Son Limited (incorporated by reference to Exhibit 3.1 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
1.2	The N.T. Butterfield & Son Bank Act, 1904 (incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
2	Form of Specimen of Common Registered Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
4.1
Amended and Restated Investment Agreement by and among The Bank of N.T. Butterfield & Son Limited, Carlyle Global Financial Services Partners, L.P., and CGFSP Coinvestment L.P., dated as of August 4, 2016 (incorporated by reference to Exhibit 10.1 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)

4.2	The Bank of N.T. Butterfield & Son Limited 2010 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
8	List of Subsidiairies (incorporated by reference to Exhibit 21.1 to the registrant’s registration statement on Form F-1, filed on February 13, 2017)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101
The following materials from our annual report on Form 20-F for the year ended December 31, 2016 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
The Bank of N.T. Butterfield & Son Limited

By:	/s/ Michael Collins
Name:	Michael Collins
Title:	Chief Executive Officer
Date:	February 28, 2017

III - 1