Form 20-F
period 2017-12-31
Bank of N.T. Butterfield & Son Ltd
filed 2018-02-26
CIK 1653242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

December 31, 2017
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
As of December 31, 2017, there were 54,692,630 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒Yes ☐No
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
Large accelerated filer☒ Accelerated filer☐ Non-accelerated filer☐

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
☐Yes ☒No

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable	N/A
Item 2	Offer Statistics and Expected Timetable	Not Applicable	N/A
Item 3	Key Information	Explanatory Note	iii
		Risk Factors	19
		Selected Consolidated Financial and Other Data	9
Item 4	Information on the Company	Information on the Company	1
		Supervision and Regulation	95
Item 4A	Unresolved Staff Comments	Not Applicable	N/A
Item 5	Operating and Financial Review and Prospects	Management's Discussion and Analysis of Financial Condition and Results of Operations	35
Item 6	Directors, Senior Management and Employees	Management	106
		Major Shareholders and Related Party Transactions	112
Item 7	Major Shareholders and Related Party Transactions	Major Shareholders and Related Party Transactions	112
Item 8	Financial Information	Reports of Independent Registered Public Accounting Firms	F- 3
		Consolidated Financial Statements and Notes to the Consolidated Financial Statements	F- 5
		Dividend Policy	34
Item 9	The Offer and Listing	Market Information	33
Item 10	Additional Information	Management	106
		Supervision and Regulation	95
Item 11	Quantitative and Qualitative Disclosures about Market Risk	Risk Management	84
Item 12	Description of Securities other than Equity Securities	Not Applicable	N/A
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None	N/A
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable	N/A
Item 15	Controls and Procedures	Disclosure Controls and Procedures	119
Item 16A	Audit Committee Financial Expert	Management - Audit Committee	106
Item 16B	Code of Ethics	Management - Code of Conduct and Ethics and Whistleblower Policy	106
Item 16C	Principal Accountant Fees and Services	Principal Accountant Fees and Services	120
Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable	N/A
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Issuer Purchases of Equity Securities	121
Item 16F	Changes in Registrant's Certifying Accountant	Not Applicable	N/A
Item 16G	Significant Differences in Corporate Governance Practices	Management - Foreign Private Issuer Status	106
Item 16H	Mine Safety Disclosure	Not Applicable	N/A

i

	Item Caption	Location	Page
Part III
Item 17	Financial Statements	Consolidated Financial Statements and Notes to the Consolidated Financial Statements	F- 5
Item 18	Financial Statements - Prepared Using a Basis of Accounting Other than IFRS	N/A	N/A
Item 19	Exhibits	Exhibits	III - 1

EXPLANATORY NOTE

In this report, unless the context indicates otherwise, the term:

•	"Bank" or "Butterfield" refers to:

•	The Bank of N.T. Butterfield & Son Limited;

•	"BMA" refers to:

•	The Bermuda Monetary Authority;

•	"Board" refers to:

•	The board of directors of the Bank;

•	"IPO" refers to:

•	Our initial public offering of 12,234,042 common shares completed on September 21, 2016;

•	"common shares" refers to:

•	The voting ordinary shares of par value BM$ 0.01 each in the Bank;

•	"we", "our", "us", "the Company" and "the Group" refer to:

•	The Bank and its consolidated subsidiaries.

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
Our consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 have been audited, as stated in the report appearing herein, by PricewaterhouseCoopers Ltd., Bermuda, and are included in this report and are referred to as our audited consolidated financial statements. We have prepared these financial statements in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
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
TRADEMARKS AND SERVICE MARKS
We own or have rights to trademarks and service marks for use in connection with the operation of our business. All other trademarks or service marks appearing in this report that are not identified as marks owned by us are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this report are listed without the ®, (TM) and (sm) symbols, but we will assert, to the fullest extent under applicable law, our applicable rights in these trademarks, service marks and trade names.

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

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
There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the "Risk Factors" section of this annual report, which include, but are not limited to, the following:

•	changes in economic and market conditions;

•	changes in market interest rates;

•	our access to sources of liquidity and capital to address our liquidity needs;

•	our ability to attract and retain customer deposits;

•	our ability to effectively compete with other financial services companies and the effects of competition in the financial services industry on our business;

•	our ability to successfully execute our business plan and implement our growth strategy;

•	our ability to successfully manage our credit risk and the sufficiency of our allowance for credit loss;

•	our ability to successfully develop and commercialize new or enhanced products and services;

•	our ability to transact business in EU countries in the aftermath of Brexit;

•	damage to our reputation from any of the factors described in this section, in "Risk Factors" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations";

•	our reliance on appraisals and valuation techniques;

•	our ability to attract and maintain qualified employees and key executives;

•	our reliance on third-party vendors;

•	our reliance on the effective implementation and use of technology;

•	our ability to identify and address cyber-security risks;

•	The effect of a material breach of, or interruption to, the security of any of our vendors' systems;

•	the failure or interruption of our information and communications systems;

•	the effectiveness of our risk management and internal disclosure controls and procedures;

•	our ability to maintain effective internal control over financial reporting;

•	the likelihood of success in, and the impact of, litigation or regulatory actions;

•
the complex and changing regulatory environment in which we operate, including any changing regulatory requirements and restrictions placed on us by our principal regulator, the BMA, and other regulators, the impacts to us of the enactment of the Tax Cuts and Jobs Act in the US on December 22, 2017 as well as our ability to comply with regulatory schemes in multiple jurisdictions.

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
For the year ended December 31, 2017 we generated $454.7 million in net revenue after provision for credit losses and other gains/losses ("Net Revenue"). Our total net revenue by each of our six geographic segments for the years ended December 31, 2017, 2016 and 2015 are as follows:

	For the year ended
In millions of $	2017	2016	2015
Net Revenue
Bermuda segment	$268.7	$228.0	$200.0
Cayman Islands segment	$133.1	$123.0	$105.2
Guernsey segment	$45.8	$37.3	$41.6
United Kingdom segment	$3.8	$8.3	$10.2
Bahamas segment	$4.1	$4.7	$5.4
Switzerland segment	$3.5	$3.8	$3.4
Our Net Revenue for the year ended December 31, 2017 consisted of 58.5% from our Bermuda segment, 29.0% from our Cayman Islands segment, 10.0% from our Guernsey segment, 0.8% from our United Kingdom segment, and 0.9% from each of our Bahamas and Switzerland segments. As of December 31, 2017, we had $10.8 billion in total assets, $3.8 billion in net loans, $9.5 billion in customer deposits (63% USD deposits, 20% USD-pegged deposits), $95.4 billion of trust assets under administration ("AUA"), and $5.0 billion of assets under management ("AUM").
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
The trust business line, which utilizes specialists in each of our geographic areas, meets client needs in estate and succession planning, administration of complex asset holdings, and efficient coordination of family affairs. In addition, the business provides pension and employee benefits services for multinational corporations, as well as services that involve administration of and fiduciary responsibility for customized trust structures holding a wide range of asset types including financial assets, property, business assets, and art. As of December 31, 2017, trust AUA totaled $95.4 billion.
Our private banking business line offers access to a suite of services, targeted toward high net worth individuals, trusts, and family offices, that can be customized to each client's needs and preferences and delivered as part of a coordinated strategy by a dedicated private banker. We provide clients in our Bermuda, Cayman Islands, and Guernsey segments with an integrated model that combines traditional wealth management with banking, lending, cash management, foreign exchange services, custody and access to asset management and trust professionals within Butterfield. We also provide our clients with immediate access to their account information through the use of internet banking. As of December 31, 2017, total deposits and loans in our private banking business were $2.9 billion and $0.8 billion, respectively.
Our asset management business line provides a broad range of portfolio management services to institutional and private clients. Our target client base includes institutions such as pension funds and captive insurance companies with investable assets over $10 million and private clients such as high net worth individuals, families, and trusts with investable assets over $1 million. Our principal services include discretionary investment management, managed portfolio services, money market, and mutual fund offerings. We also offer advisory and self-directed brokerage options. Over 90% of the business's discretionary investment mandates call for balanced growth to conservative allocations. We focus on delivery of reasonable appreciation with an emphasis on capital preservation. The Bank relies on third parties to provide research and investment management expertise, while our own services are concentrated on portfolio construction and managing client relationships. We also provide customized reporting to meet specific needs of our major clients. As of December 31, 2017 our asset management AUM were $5.0 billion.
From 2013 to 2017, our GAAP net income to common shareholders and our core net income to common shareholders (‘‘Core Net Income to Common’’) had compound annual growth rates (‘‘CAGRs’’) of 20% and 16%, respectively(1). These results were achieved despite a low interest rate environment. Our earnings generation has allowed us to build capital to return to shareholders and invest strategically, both organically and through acquisitions, to further enhance the growth prospects of our Company. We aim to continue to build excess capital in the future, which we can redeploy into growing our business and return to shareholders.

Our History
The origin of The Bank of N.T. Butterfield & Son Limited traces back to 1758, to the founding of the trading firm of Nathaniel Butterfield. In 1858, our company was established as a bank in Bermuda and has been instrumental to the local economy ever since. The Bank was later incorporated under a special act of the local Parliament in 1904. In the 1960s, as international businesses began contributing substantially to Bermuda's economy, we developed services to work to meet their needs. In 1967, we opened offices in the Cayman Islands and by the 1980s had expanded our operations to include retail banking, investment management, and fund administration. In 1973, we opened our Guernsey office in order to provide customers with access to the Pound Sterling after Bermuda's departure from the British Sterling zone. In addition to being Bermuda's first bank, we opened the first ATMs in Bermuda in the 1980s and launched Bermuda's first internet banking service in 2001. In 1971, we listed our common shares on the Bermuda Stock Exchange under the ticker symbol "NTB.BH".
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
Since our restructuring, we have pursued a strategy to focus on our core business in banking and wealth management. We have executed upon our strategy by streamlining the Company's operations through exiting non-core markets, repositioning our balance sheet, investing in efficiency initiatives, and continuing to invest in our core business lines to grow both organically and through acquisitions. By following this strategy, we have significantly improved our financial results including growing Core Earnings to Common every year since 2011 and have been able to initiate a capital return policy for investors. The following items were key steps in executing our strategy:

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

•
In February 2016, we commenced an orderly wind-down ("OWD") of our UK operations. We exited our private banking and asset management operations in our UK segment, but retain our UK high net worth mortgage lending business. The OWD was completed by early 2017 with the change in the business operations to mortgage lending services and the change of name of our UK operations to Butterfield Mortgages Limited. The excess capital in the UK was released early in 2017, which we invested in other areas of our business.

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

•
In February 2017, we successfully completed a first follow-on offering of 10,989,163 Common Shares. Following the closing of the offering, The Carlyle Group no longer held any Common Shares and the Investment Agreement between Butterfield and Carlyle was terminated.

•
In October 2017, we entered into an agreement to acquire Deutsche Bank’s Global Trust Solutions (“GTS”) business, excluding its US operations. Upon completion of the transaction, which is subject to regulatory approvals, Butterfield will take over the ongoing management and administration of the GTS portfolio, comprising approximately 1,000 trust structures for some 900 private clients in Guernsey, Switzerland, the Cayman Islands and Singapore.

Our Markets
Our two largest segments are Bermuda and the Cayman Islands. As of December 31, 2017, 55% of our total assets were held by our Bermuda segment and 30% by our Cayman Islands segment. Bermuda is our largest segment by number of employees. As of December 31, 2017, our Bermuda segment had $5.9 billion of assets, $47.7 billion of trust AUA and $3.8 billion of AUM, and our Cayman Islands segment had $3.2 billion of assets, $5.1 billion of trust AUA and $0.9 billion of AUM.

The charts below provide the geographic distribution of our Net Revenue for the year ended December 31, 2017.

Segment Distribution of Net Revenue
2017 Net Revenue: $454.7 million

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
Our asset management business line operates in Bermuda, the Cayman Islands, and Guernsey. As of December 31, 2017, 74% of our AUM was in Bermuda, 17% was in the Cayman Islands, 9% was in Guernsey. In Bermuda and the Cayman Islands, a majority of our institutional and private clients are domestic from a domicile perspective while a majority of our clients in Guernsey are tied to our trust business and are international in nature.
Corporate Information
We are a company incorporated under the laws of Bermuda, incorporated on October 22, 1904, pursuant to the The N.T. Butterfield & Son Bank Act, 1904 (the "Butterfield Act"). We are registered with the Registrar of Companies in Bermuda under registration number 2106. Our registered office and principal executive offices are located at 65 Front Street, Hamilton, HM 12, Bermuda. Our agent for service of process in the United States is C T Corporation System, 111 Eighth Avenue, New York, New York 10011. Our telephone number is (441) 295 1111. We maintain a website at www.butterfieldgroup.com. Neither this website nor the information on or accessible through this website is included or incorporated in, or is a part of, this report.
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

•
The uncertainty resulting from the vote in June 2016 by the UK electorate in favor of a UK exit from the European Union ("EU"), as well as changes in US legislation, regulation and government policy under the current US administration, could adversely impact our business, financial condition and results of operations.

•	Cyber-attacks, distributed denial of service attacks and other cyber-security matters, if successful, could have an adverse effect on our business, financial condition or results of operations.

•	We operate in a complex regulatory environment and legal and regulatory changes could have a negative impact on our business, financial condition or results of operations.

•
Changes in US tax laws, including the enactment of the Tax Cuts and Jobs Act on December 22, 2017, could cause the insurance and reinsurance industry to relocate from Bermuda, which could have an adverse effect on our business, financial condition and results of operations.

•	Provisions of Bermuda law and our bye-laws could adversely affect the rights of our shareholders or prevent or delay a change in control.

•	Bermuda law differs from the laws in effect in the United States and might afford less protection to shareholders.

Our International Network and Group Structure
The following map presents the several geographic regions in which our business operates:
The following chart presents our corporate structure, indicating our principal subsidiaries as of December 31, 2017:

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
Butterfield Trust (Guernsey) Limited
Moulinet Trustees (Guernsey) Limited
Legis T & C Holdings Limited
Legis Trust & Corporate Administration Limited
Butterfield Mortgages Limited
Butterfield Trust (Bahamas) Limited
Butterfield Trust (Switzerland) Limited

Bermuda
The Bank itself is licensed in Bermuda to provide banking services and wealth management services. Through its wholly owned Bermuda subsidiary Butterfield Asset Management Limited, it provides asset management services and, through its wholly owned Bermuda subsidiaries Butterfield Trust (Bermuda) Limited, Bermuda Trust Company Limited and Grosvenor Trust Company Limited, it provides corporate trustee, fiduciary and corporate administration services. Bermuda Securities (Bermuda) Limited, a wholly owned subsidiary of the Bank, provides investment advisory and listing sponsor services.
Cayman Islands
Butterfield Bank (Cayman) Limited, a wholly owned subsidiary of the Bank, provides banking services and its wholly owned subsidiary Butterfield Trust (Cayman) Limited provides trustee, fiduciary and corporate administration services.

Guernsey
Butterfield Bank (Guernsey) Limited is a wholly owned subsidiary of the Bank and provides private banking, custody and administered banking services. Butterfield Trust (Guernsey) Limited is a subsidiary of Butterfield Bank (Guernsey) Ltd. and provides trustee and fiduciary services.
Bahamas
Butterfield Trust (Bahamas) Limited is a wholly owned subsidiary of the Bank and provides trust and fiduciary services.
Switzerland
Butterfield Holdings (Switzerland) Limited is a wholly owned subsidiary of the Bank and provides investment services and through its wholly owned subsidiary Butterfield Trust (Switzerland) Limited provides trust and fiduciary services.
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
The Bermuda banking segment currently consists of four licensed banks and one licensed deposit-taking institution including one large subsidiary of an international bank, HSBC, and three domestic institutions, including Bermuda Commercial Bank and Clarien Bank. In the Cayman Islands, the Bank is one of six Class 'A' full service retail banks licensed to conduct business with domestic and international clients. There are also five non-retail Class 'A' banks and 144 limited service Class 'B' banks, including Cayman National and subsidiaries of international banks, such as RBC, according to CIMA. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds. We view HSBC in Bermuda and RBC in the Cayman Islands as our most significant competitors.
In our wealth management business line, we face competition from local competitors, as well as much larger financial institutions, including financial institutions that are not based in the markets in which we operate. Revenues from the trust and wealth management business depend in large part on the level of assets under management, and larger international banks may have higher levels of assets under management.
In our trust business line, we face competition primarily from other specialized trust service providers. There are many trust companies in the main international financial centers, and many of our competitors in this sector offer fund administration and corporate services work alongside private client fiduciary services.
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
Our deposits are generated principally by our banking business line, which offers retail and corporate checking, savings, and term deposits through our segments in Bermuda, the Cayman Islands and Guernsey. In addition, wealth management, through its private banking business line, also provides deposit services to high net worth and ultra-high net worth clients in those same geographic segments. As of December 31, 2017, our Bermuda, Cayman Islands and Guernsey segments contributed $5.3 billion, $2.9 billion and $1.3 billion, respectively, to our total customer deposit base as of December 31, 2017.
Total deposits as of December 31, 2017 were $9.5 billion, down 5.0% over total deposits as of December 31, 2016. Customer demand deposits, which include checking, savings and call accounts, totaled $7.8 billion, or 82.0% of customer deposits, as of December 31, 2017, compared to $8.2 billion, or 81.6%, as of December 31, 2016. Customer term deposits totaled $1.7 billion as of December 31, 2017. The cost of funds on total deposits improved from 12 basis points in 2016 to 11 basis points as of December 31, 2017 as a result of an increase in non-interest bearing deposits and small rate decreases in some jurisdictions.
Lending
We offer a broad set of lending offerings including residential mortgage lending, automobile lending, credit cards consumer financing, and overdraft facilities to our retail customers, and commercial real estate lending, commercial and industrial loans, and overdraft facilities to our commercial and corporate customers. These offerings are provided to our retail, commercial, and private banking clients in our key jurisdictions including Bermuda and the Cayman Islands. We also offer residential mortgage lending through our private banking business in Guernsey and to our high net worth and ultra-high net worth clients in the UK. Our loan portfolio, net of allowance for credit losses stood at $3.8 billion as of December 31, 2017. The loan portfolio represented 35.0% of total assets as of December 31, 2017, and loans, net of allowance for credit losses, as a percentage of customer deposits were 39.7%. The effective yield on total loans for the year ended December 31, 2017 was 5.10%, compared to 4.78% for the year ended December 31, 2016.
Residential Mortgage Lending
The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by way of first ranking charges over the residential property to which each specific loan relates generally on terms which allow for the repossession and sale of the property if the borrower fails to comply with the terms of the loan. As of December 31, 2017, residential mortgages (after specific allowance for credit losses) totaled $2.5 billion (a $158.4 million increase from December 31, 2016), accounting for approximately 65.4% of the Group's total gross loan portfolio (after specific allowance for credit losses) and approximately 70.4% of total non-accrual loans in the Group's loan portfolio.
Consumer Lending
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards and overdraft facilities to retail and private banking clients in the jurisdictions in which we operate. As of December 31, 2017, non-residential loans to consumers (after specific allowance for credit losses) totaled $187.4 million, accounting for approximately 4.9% of the Group's total gross loan portfolio and approximately 1.6% of total non-accrual loans in the Group's loan portfolio.
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
As of December 31, 2017, our commercial real estate loan portfolio (after specific allowance for credit losses) totaled $583.5 million, accounting for approximately 15.4% of the Group's total gross loan portfolio and approximately 10.9% of total non-accrual loans in the Group's loan portfolio.
Our commercial real estate loan portfolio is broken down into two categories: commercial mortgage and construction. As of December 31, 2017, commercial mortgages totaled $535.8 million (before allowance for credit losses), and construction loans totaled $48.2 million, accounting for approximately 91.7% and 8.3% of our commercial real estate loan portfolio before allowance for credit losses, respectively.
Other Commercial Lending
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses. As of December 31, 2017, the Group's other commercial loan portfolio totaled $389.6 million, accounting for approximately 10.3% of the Group's total gross loan portfolio. As of the same date, the Group's loans to governments totaled $153.4 million, accounting for approximately 4.0% of our loan portfolio. As of December 31, 2017, other commercial loans accounted for approximately 17.1% of our total non-accrual loans, and there were no loans to governments classified as non-accrual loans.
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
As of December 31, 2017, the Group held $4.7 billion in investments, representing approximately 43.7% of total assets.
Cash and Liquidity Management
We operate across multiple currency jurisdictions with pervasive multi-currency products. In our deposit taking jurisdictions—Bermuda, the Cayman Islands and Guernsey—there are currently no dedicated central banks, and no deposit insurance scheme infrastructures (such as the Federal Deposit Insurance Corporation in the United States), with the exception of Bermuda, where a deposit insurance scheme has recently been implemented. In addition, we do not have access to borrowing or deposit facilities with the US Federal Reserve or the European Central Bank; therefore, we conservatively manage client deposit balances and the liquidity risk profile of our balance sheets. This involves the retention of significant cash or cash equivalent balances, management of intra-bank counterparty exposure and management of a significant short-dated US Treasury Bill portfolio. As of December 31, 2017, the cash due from banks of $1.5 billion was composed primarily of $1.1 billion in interest earning cash equivalents, which are investments with a less than ninety day duration. The remaining amounts were comprised of non-interest earning and interest earning deposits of $0.1 billion and $0.3 billion, respectively.
Foreign Exchange Services
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 92% and 90% of our foreign exchange revenue for the year ended December 31, 2017 and 2016, respectively. We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $32.2 million during the year ended December 31, 2017, compared to $30.6 million for the comparative period in 2016. The $1.6 million period-over-period increase reflects increased client activity and related volumes in retail and institutional foreign exchange flows, as well as increased unrealized gains on client service derivatives held over period ends.
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
Our custody service offers safekeeping services for physical and book-entry assets. Custody for listed securities is conducted through Bank of New York Mellon ("BNYM"). Hedge funds, mutual funds and Exchange Trust Funds are held by Brown Brothers Harriman ("BBH"). Trading in investment transactions is settled via our global sub-custodians, BNYM and BBH. Custody services are offered from our Bermuda, Cayman Islands and Guernsey segments and complement core wealth management services offered by other parts of the Group, and we currently anticipate this business to grow generally proportionally with our wealth management business. Clients of our custody service include a wide range of investment funds and other investment vehicles, corporations and trusts whose related banking requirements are provided by the Bank. As such, the custody client base, in addition to delivering a fee based income, also provides cash balances and foreign exchange dealing flows.
Custody fees comprise a basis point charge on the value of Assets Under Custody ("AUC"), which are subject to a minimum level for smaller, less complex portfolios and charged on a reducing scale as AUC values increase. In addition to these fees, custody clients are charged banking transactions fees based on account activity.

Employees
As of December 31, 2017, we had 1,190 employees on a full-time equivalency basis, which included 1,117 full-time and part-time employees and 34 temporary employees. As of December 31, 2017, we had 590 employees in Bermuda, 270 employees in the Cayman Islands, 207 in Guernsey, 22 employees in the United Kingdom, 20 employees in The Bahamas and 9 employees in Switzerland. We have not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements.
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
Since 2011, we have made significant investment to alignments and banking operations, as well as to make further alignment across the whole Group for products, services, licensing and hosting locations. Currently, our information technology is operationally divided into two platforms: (i) Bermuda and Cayman and (ii) Guernsey, the United Kingdom and Group Trust. In 2011, our Bermuda and Cayman operations transitioned to a single industry standard technology platform utilizing a predominantly outsourced and supported model hosted in Canada. In late 2013, our Guernsey and UK operations were placed under the Group Technology governance structure with a goal to hub core services in a single location (Guernsey).
Protecting our systems to ensure the safety of our customers' information is critical to our business. We use multiple layers of protection to control access and reduce risk;  including conducting penetration testing and regular vulnerability scanning on our platforms, systems and applications to reduce the risk that any attacks are successful. To protect against disasters, we have a backup offsite core processing system and recovery plans.
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
Although we are unable to determine the amount of financial consequences, fines and/or penalties resulting from this tax compliance review, we have recorded as of December 31, 2017, a provision of $5.5 million (December 31, 2016: $5.5 million). As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision. The provision is included on the consolidated balance sheets under other liabilities and on the consolidated statements of operations under other expenses.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
Consolidated Financial Information
The following tables present our selected consolidated financial information as of and for the years ended December 31, 2017, 2016, 2015, 2014, and 2013.
Our historical results for any prior period do not necessarily indicate our results to be expected for any future period. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations".
The selected consolidated financial information presented as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 have been derived from the audited consolidated financial statements of The Bank of N.T. Butterfield & Son Limited included elsewhere in this report. The selected consolidated financial information presented as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and December 31, 2013 have been derived from the audited consolidated financial statements of The Bank of N.T. Butterfield & Son Limited, which are not included elsewhere in this report.
Statement of Operations Data

	For the year ended December 31,
(in millions of $, unless indicated otherwise)	2017	2016	2015	2014	2013
Total interest income	305.6	274.9	262.6	265.1	253.2
Total interest expense	15.9	16.4	23.3	26.6	29.4
Net interest income before provisions for credit losses	289.7	258.5	239.3	238.5	223.8
Provisions for credit losses	5.8	(4.4)	(5.7)	(8.0)	(14.8)
Net interest income after provisions for credit losses	295.6	254.1	233.5	230.4	209.0
Total non-interest income	157.8	147.5	140.2	134.8	126.0
Total other gains (losses)	1.3	1.0	(9.4)	15.7	(8.8)
Total net revenue	454.7	402.6	364.3	381.0	326.2
Total non-interest expense	300.3	285.9	285.2	273.0	262.6
Net income before income taxes from continuing operations	154.3	116.7	79.0	108.0	63.5
Income tax (expense) benefit	(1.1)	(0.7)	(1.3)	0.2	(0.9)
Net income from continuing operations	153.3	115.9	77.7	108.2	62.6
Net income	153.3	115.9	77.7	108.2	62.6
Net income to common shareholders	153.3	58.4	61.2	91.6	42.8
Earnings per common share from continuing operations (in US$)(1)
Basic	2.82	1.20	1.25	1.67	0.78
Diluted(2)	2.76	1.18	1.23	1.65	0.77
Cash Dividends declared per common share (in BM$)(1)	1.28	0.40	0.50	0.50	0.70
Dividends declared per preference share (in US$)	—	80.00	80.00	80.00	80.00
______________________________

(1)	Figures reflect the reverse share split that the Bank effected on September 6, 2016.

(2)
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

Balance Sheet Data

	As of December 31,
(in millions of $)	2017	2016	2015	2014	2013
Assets
Cash due from banks	1,535.1	2,101.7	2,288.9	2,063.3	1,730.5
Of which cash and demand deposits with banks — non-interest bearing	89.4	110.7	110.9	343.1	247.0
Of which demand deposits with banks — interest bearing	340.3	326.4	378.6	139.2	164.2
Of which cash equivalents — interest bearing	1,105.5	1,664.5	1,799.4	1,581.0	1,319.3
Securities purchased under agreement to resell	178.8	148.8	—	—	—
Short-term investments	250.0	519.8	409.5	394.8	55.0
Investment in securities	4,706.2	4,400.2	3,223.9	2,989.1	2,613.6
Of which trading	6.8	6.3	321.3	417.4	552.3
Of which available-for-sale	3,317.4	3,332.7	2,201.3	2,233.5	1,728.0
Of which held-to-maturity(1)	1,382.0	1,061.1	701.3	338.2	333.4
Loans, net of allowance for credit losses	3,776.9	3,570.5	4,000.2	4,019.1	4,088.2
Premises, equipment and computer software	164.8	167.8	183.4	215.1	240.6
Accrued interest	24.9	22.8	17.5	19.2	19.6
Goodwill	21.5	19.6	23.5	24.8	7.1
Intangible assets	39.1	42.3	27.7	33.0	12.0
Equity method investments	14.1	13.5	12.8	12.8	12.5
Other real estate owned	9.1	14.2	11.2	19.3	27.4
Other assets	58.7	82.5	77.1	67.8	64.2
Total assets	10,779.2	11,103.5	10,275.6	9,858.4	8,870.8
Liabilities
Total customer and bank deposits	9,536.5	10,033.6	9,182.1	8,671.6	7,638.0
Of which customer deposits — Bermuda — non-interest bearing	1,840.2	1,733.7	1,348.9	1,021.4	713.3
Of which customer deposits — Bermuda — interest bearing	3,412.6	4,213.4	2,922.8	2,848.7	2,837.7
Of which customer deposits — non-Bermuda — non-interest bearing	639.5	651.3	532.9	536.7	299.5
Of which customer deposits — non-Bermuda — interest bearing	3,631.6	3,411.4	4,363.1	4,224.8	3,747.1
Of which bank deposits — Bermuda	0.4	0.3	0.4	9.5	0.5
Of which bank deposits — non-Bermuda	12.0	23.5	14.1	30.4	39.7
Securities sold under agreement to repurchase	—	—	—	—	25.5
Employee future benefits	128.8	140.0	122.1	117.9	89.1
Accrued interest	2.4	2.1	2.7	4.8	3.8
Preference share dividends payable	—	—	0.7	0.7	0.6
Pending payable for investments purchased	51.9	—	—	—	—
Other liabilities	119.8	100.0	100.5	97.2	104.2
Long-term debt	117.0	117.0	117.0	117.0	207.0
Total liabilities	9,956.4	10,392.8	9,525.2	9,009.1	8,068.3
Total shareholders' equity(2)	822.9	710.7	750.4	849.4	802.6
Of which common share capital(6)	0.5	0.5	0.5(5)	0.6	0.6
Of which preference share capital(3)	—	—	—	—	—
Of which contingent value convertible preference (CVCP) share capital(4)(6)	—	—	—	—	—
Total liabilities and shareholders' equity	10,779.2	11,103.5	10,275.6	9,858.4	8,870.8
Common shares outstanding (number)(6)	54.7	53.3	47.3	55.0	55.0
______________________________

(1)
Fair value of held to maturity debt securities was $1,377.4 million as of December 31, 2017, $1,046.8 million as of December 31, 2016, $701.5 million as of December 31, 2015, $344.0 million as of December 31, 2014 and $315.5 million as of December 31, 2013.

(2)
As of December 31, 2017, the number of outstanding awards of unvested common shares was 0.9 million (December 31, 2016: 0.8 million, December 31, 2015: 0.9 million, December 31, 2014: 1.0 million and December 31, 2013: 0.9 million). Only awards for which the sum of (1) the expense that will be recognized in the future (i.e., the unrecognized expense) and (2) the exercise price, if any, was lower than the average market price of $34.72. A warrant, outstanding until the Bank repurchased it in December 2016, to purchase 0.43 million shares (December 31, 2015: 0.43 million, December 31, 2014: 0.43 million and December 31, 2013: 0.43 million) was excluded from the computation of earnings per share because the exercise price was greater than the average market price of the common shares. Figures reflect the reverse share split that the Bank effected on September 6, 2016.

(3)
Preference share capital in all periods presented was nil, nil, $182,863, $183,046 and $183,606 as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively, representing $0.01 par value per preference share issued and outstanding as of the respective dates. In December 2016, the Bank redeemed and canceled all outstanding preference shares.

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
Many of these measures are non-GAAP financial measures. We believe that each of these measures is useful for investors in understanding trends in our business that may not otherwise be apparent when relying solely on our GAAP-calculated results. For more information on the non-GAAP financial measures presented below, including a reconciliation to the most directly comparable GAAP financial measures, see "— Reconciliation of Non-GAAP Financial Measures."

	For the year ended December 31,
(in %, unless otherwise indicated)	2017	2016	2015	2014	2013
Return on average common shareholders' equity(1)	19.9	8.9	10.1	13.7	6.8
Core return on average tangible common equity(2)	22.4	20.5	17.6	14.4	9.7
Return on assets(3)	1.4	1.1	0.8	1.2	0.7
Core return on average tangible assets(4)	1.5	1.3	1.1	1.2	0.9
Net interest margin(5)	2.73	2.45	2.48	2.74	2.64
Efficiency margin(6)	66.2	69.3	74.0	72.0	74.1
Core efficiency ratio(7)	64.3	63.8	66.0	67.7	71.6
Fee income ratio(8)	34.8	36.7	37.5	36.9	37.6
Common equity Tier 1 capital ratio(9)(10)	18.2	15.3	10.7	N/A	N/A
Tier 1 common ratio(9)	N/A	N/A	12.0	14.6	15.2
Tier 1 capital ratio(9)	18.2	15.3	16.2	19.0	19.6
Total capital ratio(9)	19.9	17.6	19.0	22.2	23.7
Leverage ratio(9)(10)	6.9	5.8	6.4	N/A	N/A
Tangible common equity/tangible assets(11)	7.1	5.9	5.1	6.2	6.8
Tangible total equity/tangible assets(12)	7.1	5.9	6.8	8.1	8.9
Non-performing assets ratio(13)	0.4	0.5	0.7	1.0	1.4
Non-accrual ratio(14)	1.2	1.3	1.6	1.8	2.5
Non-performing loan ratio(15)	1.3	1.6	2.0	2.4	2.8
Net charge-off ratio(16)	0.1	0.3	0.2	0.4	0.6
Core earnings attributable to common shareholders(17)(18) (in BM$ million)	158.9	123.0	97.4	89.9	59.6
Core earnings per common share fully diluted(19)(21) (in BM$)	2.86	2.48	1.95	1.61	1.08
Common equity per share(20)(21) (in BM$)	15.05	13.34	12.24	12.25	11.28
______________________________

(1)
Return on average common shareholders' equity ("ROE") measures profitability revealing how much profit is generated with the money invested by common shareholders. ROE represents the amount of net income to common shareholders as a percentage of average common equity and calculated as net income to common shareholders / average common equity. Net income to common shareholders is net income for the full fiscal year, before dividends paid to common shareholders but after dividends to preference shareholders. Average common equity does not include the preference shareholders' equity.

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

(9)
The total capital ratio measures the amount of the Bank's capital in relation to the amount of risk it is taking. All banks must ensure that a reasonable proportion of their risk is covered by permanent capital. Prior to January 1, 2015, the Bank's regulatory capital was determined in accordance with Basel II guidelines issued by the BMA. Under Basel II, Pillar I, banks must maintain a minimum total capital ratio of 14.46%, inclusive of all capital buffers. In effect, this means that 14.46% of the risk-weighted assets must be covered by permanent or near permanent capital. The risk weighting process takes into account the relative risk of various types of lending. The higher the capital adequacy ratio a bank has, the greater the level of unexpected losses it can absorb before becoming insolvent. Under Basel III as implemented by the BMA for 2017, we must maintain a total capital ratio of 14.9%. The tier 1 capital ratio is the ratio of the Bank's core equity capital, as measured under Basel II, to its total RWA. RWA are the total of all assets held by the Bank weighted by credit risk according to a formula determined by the regulator. The Bank follows the Basel Committee on Banking Supervision ("BCBS") guidelines in setting formulas for asset risk weights. The tier 1 common ratio is equivalent to the tier 1 capital ratio except that it only includes common equity in the numerator and deducts the preference shareholders' equity. Note that the tier 1 common ratio is calculated in the same manner as the common equity tier 1 ("CET1") ratio discussed below, but differs in its inputs based upon RWA calculations under Basel II versus Basel III.

(10)
Effective January 1, 2015, the Bank's regulatory capital is determined in accordance with current Basel III guidelines issued by the BMA. However, the Bank was not required to publish its capital ratios under Basel III until January 1, 2016 as per guidance from the BMA and continued to publish certain ratios under Basel II during 2015. Basel III adopts CET1 as the predominant form of regulatory capital with the CET1 ratio as a new metric. Under Basel III as implemented by the BMA for 2017, we must maintain a minimum CET1 ratio of 8.8%. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing tier 1 capital by an exposure measure. Under Basel III, banks must maintain a minimum Leverage Ratio of 5.0%. The exposure measure consists of total assets (excluding items deducted from tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.

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

	For the years ended December 31,
	2017			2016
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	2,372.7	17.2	0.72%	2,655.3	9.8	0.37%
Investment in securities	4,573.9	101.4	2.22%	3,940.6	77.2	1.95%
Loans	3,665.8	187.0	5.10%	3,921.1	188.0	4.78%
Interest earning assets	10,612.4	305.6		10,517.0	275.0	2.61%
Other assets	346.0			343.4
Total assets	10,958.4	305.6		10,860.4	275.0	2.53%
Liabilities
Deposits	7,445.0	(10.9)	(0.15)%	7,733.8	(11.8)	(0.15)%
Securities sold under agreement to repurchase	—	—	—%	16.0	(0.1)	(0.73)%
Long-term debt	117.0	(5.0)	(4.24)%	117.0	(4.5)	(3.84)%
Interest bearing liabilities	7,562.0	(15.9)	(0.21)%	7,866.8	(16.4)	(0.21)%
Non-interest bearing current accounts	2,393.1			2,042.5
Other liabilities	254.4			123.7
Total liabilities	10,209.6	(15.9)	(0.16)%	10,033.0	(16.4)	(0.16)%
Shareholders’ equity	748.9		—	827.4
Total liabilities and shareholders’ equity	10,958.4		—	10,860.4
Non‑interest bearing funds net of non‑interest earning assets (free balance)	3,050.3			2,650.2
Net interest margin		289.7	2.73%		258.6	2.45%

	For the years ended December 31,
	2015			2014			2013
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	2,407.9	6.5	0.27%	1,752.9	5.4	0.31%	1,794.7	5.4	0.30%
Investment in securities	3,217.0	69.6	2.16%	2,877.8	67.7	2.35%	2,655.3	60.9	2.29%
Loans	4,026.7	186.5	4.63%	4,075.0	192.0	4.71%	4,022.9	187.0	4.65%
Interest earning assets	9,651.6	262.6	2.72%	8,705.7	265.1	3.05%	8,472.9	253.3	2.99%
Other assets	371.5			410.8			413.7
Total assets	10,023.1	262.6	2.62%	9,116.5	265.1	2.91%	8,886.6	253.3	2.85%
Liabilities
Deposits	7,156.7	(18.4)	(0.26)%	6,741.6	(20.9)	(0.31)%	6,559.5	(20.0)	(0.30)%
Securities sold under agreement to repurchase	2.1	—	—%	22.0	(0.1)	(0.38)%	63.8	(0.2)	(0.38)%
Long-term debt	117.0	(4.9)	(4.15)%	117.2	(5.6)	(4.80)%	228.7	(9.2)	(4.02)%
Interest bearing liabilities	7,275.8	(23.3)	(0.32)%	6,880.8	(26.6)	(0.39)%	6,852.0	(29.4)	(0.43)%
Non-interest bearing current accounts	1,720.7			1,211.0			990.7
Other liabilities	196.8			187.2			198.0
Total liabilities	9,193.3	(23.3)	(0.25)%	8,279.0	(26.6)	(0.32)%	8,040.7	(29.4)	(0.37)%
Shareholders’ equity	829.8			837.5			845.9
Total liabilities and shareholders’ equity	10,023.1			9,116.5			8,886.6
Non-interest bearing funds net of non-interest earning assets (free balance)	2,375.8			1,824.9			1,620.9
Net interest margin		239.3	2.48%		238.5	2.74%		223.9	2.64%

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
The following tables provide: (1) a reconciliation of net income (GAAP) to core net income and core net income attributable to common shareholders (non-GAAP), (2) a computation of core net income attributable to common shareholders per common share fully diluted (non-GAAP), (3) a reconciliation of average and total shareholders' equity (GAAP) to average and total equity and average tangible common equity (non-GAAP), (4) a computation of core return to average tangible common equity (non-GAAP), (5) a reconciliation of average total assets (GAAP) to average tangible assets (non-GAAP), (6) a computation of core return on average tangible assets (non-GAAP), (7) a computation of tangible common equity to tangible assets (non-GAAP), (8) a computation of tangible total equity to tangible assets (non-GAAP), (9) a reconciliation of non-interest expenses (GAAP) to core non-interest expenses (non-GAAP), (10) a computation of the efficiency ratio (non-GAAP), and (11) a computation of the core efficiency ratio (non-GAAP).

		For the year ended December 31,
(in millions of $, unless otherwise indicated)		2017	2016	2015	2014	2013

Reconciliation of Net Income (GAAP to Core Net Income (non-GAAP)
Net income	A	153.3	115.9	77.7	108.2	62.6
Dividends and guarantee fee of preference shares		—	(15.7)	(16.5)	(16.5)	(17.0)
Premium paid on repurchase/redemption of preference shares(1)	B	—	(41.9)	—	(0.1)	(2.8)
Net income to common shareholders	C	153.3	58.4	61.2	91.6	42.8
Non-core (gains), losses and expenses
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)(2)		(2.6)	(0.6)	—	(8.7)	—
Net gain on sale of affiliate(3)		—	—	—	—	(0.4)
Additional consideration from previously disposed of entities(4)		—	—	—	(0.3)	(0.8)
Impairment of equity method investment(5)		—	—	—	—	3.8
Realized gain on legal settlement(6)		—	—	—	—	(13.1)
Realized gain on private equity investment(7)		—	—	—	(1.1)	—
Income tax refund(8)		—	—	—	(1.0)	—
Impairment of and gain on disposal of fixed assets (including software)(9)		—	—	5.1	2.0	—
Change in unrealized (gains) losses on certain investments(10)		—	—	0.7	(9.9)	15.6
Adjustment to holdback payable for a previous business acquisition(11)		0.1	0.9	—	1.2	—
Total non-core (gains) losses	D	(2.5)	0.3	5.8	(17.8)	5.1
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs(12)		0.2	1.8	8.2	2.7	8.9
Tax compliance review costs(13)		2.1	1.6	3.8	10.2	—
Provision in connection with ongoing tax compliance review(14)		—	0.7	4.8	—	—
Business acquisition costs(15)		2.0	3.2	1.0	3.1	—
Restructuring charges and related professional service fees(16)		1.8	6.3	2.5	—	—
Investigation of an international stock exchange listing costs(17)		—	—	10.1	—	—
Cost of 2010 legacy option plan vesting and related payroll taxes(18)		—	8.8	—	—	—
Secondary offering costs (19)		2.0	—	—	—	—
Total non-core expenses	E	8.1	22.4	30.4	16.0	8.9
Total non-core (gains), losses and expenses	F=D+E	5.6	22.7	36.2	(1.8)	14.0
Core net income	G=A+F	158.9	138.6	113.9	106.4	76.6
Reconciliation of Return on Equity (GAAP) to Core Return on Average Tangible Common Equity (non-GAAP)
Core net income attributable to common shareholders(1)	H=C-B+F	158.9	123.0	97.4	89.9	59.6
Average shareholders' equity		771.9	826.0	791.8	849.4	821.1
Less: average preference shareholders' equity		—	(168.8)	(182.9)	(183.4)	(189.3)
Average common equity	I	771.9	657.2	608.9	666.0	631.8
Less: average goodwill and intangible assets		(61.4)	(58.6)	(54.8)	(42.1)	(20.0)
Average tangible common equity	J	710.5	598.6	554.1	623.9	611.8
Return on equity	C/I	19.9%	8.9%	10.1%	13.7%	6.8%
Core return on average tangible common equity	H/J	22.4%	20.5%	17.6%	14.4%	9.7%

		For the year ended December 31,
(in millions of $, unless otherwise indicated)		2017	2016	2015	2014	2013
Reconciliation of diluted earnings per share (GAAP) to core earnings per common share fully diluted (non-GAAP)
Adjusted weighted average number of diluted common shares (in thousands)(20)	K	55.5	49.6	50.0	55.6	55.4
Earnings per common share fully diluted	C/K	2.76	1.18	1.23	1.65	0.77
Non-core items per share	(F-B)/K	0.10	1.30	0.72	(0.04)	0.31
Core earnings per common share fully diluted		2.86	2.48	1.95	1.61	1.08
Reconciliation of return on average assets (GAAP) to core return on average tangible assets (non-GAAP)
Total average assets	L	10,926.1	10,842.6	9,967.5	9,268.9	9,016.5
Less: average goodwill and intangible assets		(61.4)	(58.6)	(54.8)	(42.1)	(20.0)
Average tangible assets	M	10,864.8	10,784.0	9,912.7	9,226.8	8,996.5
Return on average assets	A/L	1.4%	1.1%	0.8%	1.2%	0.7%
Core return on average tangible assets	G/M	1.5%	1.3%	1.1%	1.2%	0.9%
Tangible equity to tangible assets
Shareholders' equity		822.9	710.7	750.4	849.4	802.6
Less: goodwill and intangible assets		(60.6)	(61.9)	(51.1)	(57.9)	(19.1)
Tangible total equity	N	762.3	648.8	699.3	791.5	783.5
Less: preference shareholders' equity		—	—	(182.9)	(183.0)	(183.6)
Tangible common equity	O	762.3	648.8	516.4	608.5	599.9
Total assets		10,779.2	11,103.5	10,275.6	9,858.4	8,870.8
Less: goodwill and intangible assets		(60.6)	(61.9)	(51.1)	(57.9)	(19.1)
Tangible assets	P	10,718.6	11,041.6	10,224.5	9,800.5	8,851.7
Tangible common equity to tangible assets	O/P	7.1%	5.9%	5.1%	6.2%	6.8%
Tangible total equity to tangible assets	N/P	7.1%	5.9%	6.8%	8.1%	8.9%
Efficiency ratio
Non-interest expenses		300.3	285.9	285.2	273.0	262.6
Less: Amortization of intangibles		(4.2)	(4.5)	(4.4)	(4.3)	(3.4)
Non-interest expenses before amortization of intangibles	Q	296.1	281.4	280.8	268.7	259.2
Non-interest income		157.8	147.5	140.2	134.8	126.0
Net interest income before provision for credit losses		289.7	258.5	239.3	238.5	223.8
Net revenue before provision for credit losses and other gains/losses	R	447.6	406.0	379.5	373.3	349.8
Efficiency ratio	Q/R	66.2%	69.3%	74.0%	72.0%	74.1%
Core efficiency ratio
Non-interest expenses		300.3	285.9	285.2	273.0	262.6
Less: non-core expenses	(E)	(8.1)	(22.4)	(30.4)	(16.0)	(8.9)
Less: amortization of intangibles		(4.2)	(4.5)	(4.4)	(4.3)	(3.4)
Core non-interest expenses before amortization of intangibles	S	288.0	259.0	250.4	252.7	250.3
Core revenue before other gains and losses and provision for credit losses	T	447.6	406.0	379.5	373.3	349.8
Core efficiency ratio	S/T	64.3%	63.8%	66.0%	67.7%	71.6%
______________________________

(1)	Premium paid on the preference share buy-backs and redemption are removed from core net income available to common shareholders as management views these premium amounts as non-core.

(2)
Reflects a gain realized on a liquidation settlement from the Avenir pass-through note, our last remaining structured investment, in 2014. As the Bank no longer holds structured investment products, management determined the gains represented by these liquidation settlements to be non-core. In 2016 and 2017, the Bank received a further distribution on this liquidation settlement.

(3)
In 2013, reflected the sale of our 30% interest in Freisenbruch-Meyer Insurance Ltd., a Bermuda-based insurance company. The Bank does not sell affiliates or equity method investments unless a specific circumstance warrants the sale since acquiring and disposing of businesses is not part of the Bank's core business. Accordingly, management considers the gains resulting from these sales to be non-core.

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

(11)
In 2017 and 2016, reflected an adjustment to the holdback payable for the acquisition of Legis due to continued strong revenue from legacy clients. In 2014, reflected an adjustment to the initial estimated holdback payable for the acquisition of Legis due to the change in payment probabilities as estimates were updated for actual results. While management considers the integrated operations of acquired entities to be core to our business operations, due to the limited and isolated nature of acquisitions, management does not consider the costs associated with these acquisitions to be a part of the normal course of business. Therefore management considers costs associated with acquisitions, including these contractual adjustments to the holdback payable amount, to be non-core.

(12)
In 2013, this partially reflected the cost of an early retirement program offered to reduce staff costs. This program has not been offered since. In 2013, additional expenses reflected payments to Treasury and Operations staff whose roles were made redundant as a result of the implementation of a new core banking software. In 2014, a strategic cost program led to a review of work being done in several non-management roles in Guernsey which resulted in these roles being made redundant, and therefore costs as shown reflect payments to these non-management staff whose roles were affected. In 2015, predominantly reflected the cost of negotiated packages for three executives who stepped down from their positions during the year. In 2016, reflected payments to non-executive management staff whose roles were made redundant resulting from a span of control review. In 2017, primarily reflected severance payments to staff in our Bahamas segment as a result of management rescinding our banking license in that jurisdiction. Management does not consider the costs associated with these projects to be core to the strategy of the business.

(13)
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

(14)
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

(15)
In 2015 and 2016, reflected contract negotiation, due diligence and IT implementation costs relating to the acquisition of the Bermuda Trust Company Limited and the private banking investment management of operations of HSBC Bank Bermuda Limited; in 2014, reflected legal, due diligence and costs for temporary staff assisting with integration relating to the acquisitions of Legis and of select deposits and loans from HSBC Bank Cayman Limited. In 2017, reflected contract negotiation, due diligence and other legal costs relating to the agreement to acquire Deutsche Bank’s GTS business, excluding its US operations. As above, due to the limited nature of acquisitions, management does not consider the costs associated with these acquisitions to be a part of normal course of business. Therefore, management considers costs associated with acquisitions, specifically including the costs associated with negotiation and integration of operations, to be non-core.

(16)
In 2015, 2016 and 2017, reflected costs associated with the orderly wind-down of the deposit taking, investment management and custody businesses of Butterfield Bank (UK) Limited which included staff redundancy expenses and professional fees. These expenses are a result of exceptional circumstances which arose outside of the normal course of business.

(17)
In 2015, reflected professional and legal fees related to the research and evaluation of an international stock exchange listing for the Bank's common shares. This research and evaluation was undertaken in an effort to provide a means for liquidity for the Bank's shareholders, and was therefore not in the normal course of business. Accordingly, management considers the expenses associated with this investigation to be non-core.

(18)
In 2016, reflected the expense for the vesting of the outstanding 2010 Performance Options resulting from the IPO which led to a $8.5 million salaries and other employee benefits expense, and a related payroll tax expense of $0.3 million. Management does not consider these expenses to be core to the strategy of the business.

(19)
In 2017, reflected professional and legal fees related to the secondary follow-on offering of the Bank's common shares. This offering was undertaken in an effort to provide further liquidity for the Bank's shareholders, and was therefore not in the normal course of business. Accordingly, management considers the expenses associated with this offering to be non-core.

(20)	Figures reflect the reverse share split that the Bank effected on September 6, 2016.

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
Our financial performance generally, and in particular the ability of our borrowers to pay interest on and repay principal on outstanding loans and the value for the collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our future growth, is highly dependent upon the business environment in the markets in which we operate. Unlike larger banks that are more diversified, we provide banking and wealth management services mainly to customers in Bermuda and the Cayman Islands. A downturn in the markets in which we operate, in particular in Bermuda or the Cayman Islands, can have a profound impact on our business performance. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, any downgrade in sovereign credit ratings (such as the downgrade in Bermuda's sovereign rating in 2016), the prevailing yield curve, inflation and price levels, monetary policy, regulatory changes or changes in enforcement thereof, unemployment, investor or business confidence, natural or man-made disasters, the strength of the local economy in the markets in which we operate or a combination of these or other factors. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, decreases in asset values, deterioration in investment performance and an overall material adverse effect on the quality of our loan portfolio.
Unlike geographically more diversified banks, our business is concentrated primarily in Bermuda and the Cayman Islands, and we may be more affected by a downturn in these markets than more diversified competitors.
Our banking operations are concentrated in Bermuda and the Cayman Islands, and serve local customers in these markets. In the year ended December 31, 2017, 59% of our total net revenue before provision for credit losses and other gains/losses was derived from our Bermuda segment and 29% of our total net revenue was derived from the Cayman Islands segment. In addition, in the year ended December 31, 2017, approximately $2 billion, or 56%, of our loans originated in Bermuda and approximately $1 billion, or 19%, of our loans originated in the Cayman Islands. Accordingly, a downturn in these markets may have a profound effect on our banking business. Because Bermuda and the Cayman Islands do not have well-diversified economies, a downturn in their key industries could affect their economies as a whole and have an adverse effect on our business, financial condition or results of operations. In addition, we have sought to expand our existing trust business line, including through recent acquisitions. Any reduction in demand for trust services in our Bermuda and Cayman Islands segments, due to perceived reputational risks, increasing regulatory scrutiny over activities in these jurisdictions or otherwise, may adversely impact our business and results of operations, including the ongoing success of any of our acquired trust business.
In particular, Bermuda and the Cayman Islands are international business centers in part due to their favorable tax treatment of entities and their political and economic stability. Bermuda is among the largest reinsurance markets, and the Cayman Islands is a leader in fund domiciliation for global asset managers, with 10,630 regulated mutual funds as of December 31, 2017 according to CIMA. These industries are key contributors to the Bermuda and the Cayman Islands economies. As a result, a downturn in these sectors, a change in tax laws, or a shift of business away from Bermuda or the Cayman Islands could result in job losses and harm the economies in these markets. Many of our commercial customers are reinsurance or regulated fund service providers. Accordingly, any downturn or further concentration in the reinsurance market could adversely affect our business, financial condition and results of operations. See "— Regulatory and Tax-Related Risks — Changes in US tax laws could cause the insurance and reinsurance industry to relocate from Bermuda, which could have an adverse effect on our business, financial condition and results of operations".
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
Tourism is another major contributor to the economies of both Bermuda and the Cayman Islands. In 2016, travel and tourism contributed 13.9% of GDP in Bermuda and 29.2% of GDP in the Cayman Islands. The deterioration of the tourism industry could decrease the value of hotels and other commercial properties, which could adversely affect our commercial loan portfolio. A decline in tourism could similarly result in an increase in unemployment, which could affect the ability of our residential borrowers to make payments on their loans. Accordingly, a decline in tourism in either Bermuda or the Cayman Islands could have a material adverse effect on our business, financial condition or results of operations.
A decline in the residential real estate market, in particular in Bermuda, could increase the risk of loans being impaired and could have an adverse effect on our business, financial condition or results of operations.
We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. As of December 31, 2017, approximately 58.5% of our Bermuda loan portfolio, net of allowance for credit losses, was composed of residential mortgages in Bermuda and approximately 73.6% of our loan portfolio in our remaining jurisdictions was comprised of residential mortgages. A decline in the real estate market, in particular in Bermuda, would mean that the collateral for our loans would hold less value. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on the defaulted loans. Declines in the real estate market could also adversely affect demand for new loans, further decreasing the interest revenue generated by our loan portfolio. This may lead to impairment charges on loans and other assets, higher costs and incurred loan-loss provisions. In addition, if our estimate for our allowance for credit losses proves to be incorrect and our allowance is inadequate, we will have to increase the allowance accordingly.
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
As of December 31, 2017, we owned $4.7 billion of investment securities consisting primarily of securities issued by the US government and US governmental agencies. In 2017, our investment portfolio had an average yield of 2.22%.
The fair value of our investment securities may be adversely affected by market conditions, including changes in interest rates, and the occurrence of any events adversely affecting the issuer of particular securities in our investment portfolio. We perform periodic reviews to determine if an other-than-temporary impairment ("OTTI") has occurred. Our Asset and Liability Policy Committee reviews the results of impairment analysis and advises whether an OTTI exists. The process for determining whether an impairment is other-than-temporary usually requires complex, subjective judgments about the future financial performance of the issuer of the relevant security in order to assess the probability of receiving all contractual principal and interest payments on the security.
We did not record any OTTI losses on investments in the years ended December 31, 2017 and 2016. However, in prior periods we have experienced higher OTTI on investments, in particular as a result of investments in structured securities. See "— We depend primarily on deposits to fund our liquidity needs; if we are unable to effectively manage our liquidity across the jurisdictions in which we operate, our business, financial condition or results of operations could be adversely affected."
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
Our main source of funding is customer deposits. As of December 31, 2017, we had $9.5 billion in customer deposits (63% USD deposits, 20% USD-pegged deposits), with 55% of our deposits derived from our Bermuda segment and 31% of our deposits derived from the Cayman Islands segment, with the balance derived from Guernsey and The Bahamas. In addition, we source our funding from shareholders' equity, and to a lesser extent from other sources including the sale of securities to institutional counterparties under repurchase agreements and the sale of trading and AFS securities. Our deposit base includes both demand and term liabilities, but the significant majority of such deposits are demand deposits or are due within six months. Because we rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate may prevent us from obtaining necessary funding without incurring higher costs. Our deposit base includes deposits from commercial and institutional clients which may be more sensitive to financial strength rating changes. A significant withdrawal of deposits in either of these markets could significantly affect our liquidity and our ability to meet our funding needs.
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
Although the Government of Bermuda supported us in 2009, there is no central bank or similar governmental agency in Bermuda from which we may borrow US or Bermuda Dollars if we experience liquidity shortages. In addition, a number of the other jurisdictions in which we operate, including the Cayman Islands and Guernsey, do not have central banks. Accordingly, we may not have a lender of last resort in case of future liquidity shortages. See "— Banks domiciled in Bermuda, including us, are not supported by a central bank from which to borrow funds, so if we are unable to maintain sufficient liquidity by continuously attracting deposits and other short-term funding, our financial condition, including our capital ratios, funding costs or results of operations could be adversely affected."

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
Pursuant to the Deposit Insurance Act 2011 and the Deposit Insurance Rules 2016 of Bermuda, a Deposit Insurance Scheme (“DIS”) has come into effect in Bermuda. The DIS is administered by the Bermuda Deposit Insurance Corporation. The DIS is designed to protect the deposits of individuals, charities, unincorporated associations, partnerships, sole proprietors and small businesses by guaranteeing up to $25,000 of their aggregate Bermuda Dollar deposits in the event of a Bermuda deposit taking institution’s failure. The DIS is backed by a Deposit Insurance Fund which is in turn funded from premium contributions that are payable by all banks and credit unions licensed by the BMA. As a bank licensed by the BMA, we are required to be a member of the DIS and pay contributions to the Deposit Insurance Fund. Currently, our premium contribution is calculated by the Bermuda Deposit Insurance Corporation as 0.25% per annum of the average total amount of our Bermuda Dollar deposits that are covered by the DIS guarantee over a rolling three-month period, with our initial contribution backdated to July 1, 2016. Each contribution to the Deposit Insurance Fund (including the initial contribution) is payable every three months in arrears. The amount of the contribution we are liable to pay may change from time to time as the total level of our insured Bermuda Dollar deposits changes; in addition there is no guarantee that the current rate of premium contributions charged by the Bermuda Deposit Insurance Corporation will stay the same and not increase or that the Bermuda Deposit Insurance Corporation will not require additional contributions in the event that the Deposit Insurance Fund is insufficient to pay compensation due to insured depositors. We may also not be able to recover our contributions to the Deposit Insurance Fund from any failed institution whose insured depositors receive payments from the Deposit Insurance Fund. Any contributions we are required to make as part of the DIS (and any associated costs) are a cost to our business, and such costs, including any future increases, may have an adverse effect on our business, financial condition or results of operations.
We could be negatively affected if the soundness of other financial institutions and counterparties deteriorates or if such counterparties, including clearing houses, are unwilling to do business with us, in particular in respect of US Dollar transactions.
Given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of actual or perceived deterioration in the commercial and financial soundness of other financial services institutions. Within the financial services industry, the default by any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, because the commercial and financial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of, or questions about, a financial institution may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as "systemic risk" or "contagion" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses and banks with whom we interact on a daily basis. In particular, BNYM and Wells Fargo act as clearing houses for all our US Dollar transactions. If BNYM's or Wells Fargo's ability to act as our clearing houses becomes impaired or BNYM or Wells Fargo cease to act as our clearing houses for any other reason and other financial institutions are not willing to provide the services currently provided to us by BNYM and Wells Fargo, we could lose our ability to engage in US Dollar transactions, which could lead to severe disruptions in our operations and adversely impact our business, financial condition or results of operations.
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
We completed two acquisitions in 2014: the acquisition of the Legis trust business in Guernsey and the acquisition of parts of HSBC Cayman in the Cayman Islands. In April 2016, we completed the acquisition of Bermuda Trust Company Limited, and the investment management operations of HSBC Bank Bermuda Limited, as well as transactions in connection with a referral agreement with HSBC Bank Bermuda Limited for HSBC Bank Bermuda Limited to refer its existing private banking clients to us. In October 2017, we entered into an agreement to acquire Deutsche Bank’s GTS business, excluding its US operations. The completion of the transaction is subject to the receipt of regulatory approvals. Our long-term growth strategy includes identifying and effecting selective acquisitions in our core geographies, but we cannot be sure that we will be able to identify suitable acquisition candidates or investment opportunities. Even if we identify suitable targets, we cannot be sure that we will be able to obtain the necessary funding on acceptable terms, if at all, to finance any of those potential acquisitions or investments.
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
In addition, a significant portion of the purchase price of companies that we may acquire may be allocated to goodwill and other intangible assets. Intangible assets are tested for impairment annually or when there is a triggering event requiring such testing; an intangible asset that is subject to amortization is periodically reviewed for impairment. Goodwill is tested for impairment on an annual basis. As of December 31, 2017, we had $60.6 million of goodwill and intangible assets. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects.
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
The Bank's financial strength ratings are an important component of its liquidity profile and competitive position. On an ongoing basis, nationally recognized statistical rating organizations ("NRSROs") review the financial performance and condition of banks and may downgrade or change the outlook on a bank's ratings due to, for example: a change in a bank's regulatory capital ratios; a change in an NRSRO's determination of the amount of capital cushion required to maintain a particular rating; an increase in the perceived risk of a bank's investment portfolio; reduced confidence in management; or other considerations that may or may not be under our control. The Bank has credit ratings from Standard & Poor's ("S&P"), Moody's Investor Service ("Moody's") and Fitch Ratings ("Fitch"). Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. The Bank's ratings as of December 31, 2017 are shown in the table below:

Ratings
	Fitch	Moody's	S&P
Long-term issuer	BBB	A3	BBB
Short-term issuer	F2	P-2	A-2
Subordinated debt	BB+	Baa1
Long-term counterparty risk assessment		A3
Short-term counterparty risk assessment		P-2
A downgrade in our credit ratings could adversely affect clients' perception of us and our ability to compete successfully in the marketplace for deposits (or result in the withdrawal of deposits). A downgrade in our short-term debt ratings will affect our short-term funding capabilities. As of December 31, 2017, the Bank has only limited historical subordinated debt which is not expected to be affected by rating changes. As a result, the impact of a one-notch downgrade in credit ratings is currently not likely to have a direct impact on funding programs, activities, borrowing capacity or borrowing costs. In addition, there has been no measurable correlation or effect on deposit levels during previous downgrades and, as a result, historically, no material impacts on the Bank's operations or results.
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
On June 7, 2016, Moody's downgraded our then-existing government-backed preferred stock rating from A1 (hyb) to A2 (hyb), and our long-term and short-term counterparty risk rating from A2 to A3 and Prime-1 to Prime-2, respectively. Moody's stated that the downgrade of our government-backed preferred stock rating was the result of the downgrade of the government bond rating of the Government of Bermuda, the guarantor of our preferred shares. Our counterparty risk assessments were also downgraded as a result of the Government of Bermuda's weaker creditworthiness. While, to date, the impact of these downgrades has not materially affected our ability to meet future cash or debt needs, the exact effect of these downgrades on our funding capabilities in the future cannot be determined with certainty, as downgrades in other ratings, as described above, could materially impact our funding ability and costs.
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
We rely on third parties to provide services that are integral to our ordinary course operations, including providers of information technology, administrative or investment advisory services. For example, we have a contract with Alumina pursuant to which it provides investment advisory services to us and a contract with DXC Technologies ("DXC") to supply technology infrastructure and application development management, information security and technical support for our locations in Bermuda and the Cayman Islands. We rely on Alumina to provide investment advisory services in respect of our US treasury and agency portfolio and to provide investment advice. Poor performance on the part of providers of investment advisory services could adversely affect our financial performance. A material breach of customer data, including by DXC, may negatively impact our business reputation and cause a loss of customer business; result in increased expense to contain the event and/or require that we provide credit monitoring services for affected customers; result in regulatory fines and sanctions; and/or may result in litigation. We rely on our outsourced service providers to implement and maintain prudent cyber security controls. We have procedures in place to assess a vendor's cyber security controls prior to establishing a contractual relationship and to periodically review assessments of those control systems; however, these procedures are not infallible and a vendor's system can be breached despite the procedures we employ.
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
We are under continuous threat of loss due to cyber-attacks, especially as we continue to expand customer capabilities to utilize the internet and other remote channels to transact business. Third parties with whom we or our customers do business also present operational and information security risks to us, including security breaches or failures of their own systems. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cyber- criminals extract funds directly from customers' or our accounts using fraudulent schemes that may include internet-based funds transfers. Such attacks are infrequent, but could present significant reputational, legal and regulatory costs to us if successful.
We also face risks related to cyber-attacks and other security breaches in connection with credit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks (e.g., Visa or Mastercard), our processors, and BNYM and Wells Fargo as clearing banks. Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them, including from remediation costs, increased future protection costs, reputational harm, loss of customers and potential regulatory inquiries and/or civil litigation. We also rely on numerous other third-party service providers to conduct other aspects of our business operations and face similar risks relating to them.
Recently, there has been a series of distributed denial of service attacks on financial services companies. Distributed denial of service attacks are designed to saturate the targeted online network with excessive amounts of network traffic, resulting in slow response times, or in some cases, causing the site to be temporarily unavailable.
Generally, these attacks are conducted to interrupt or suspend a company's access to internet service. The attacks can adversely affect the performance of a company's website and in some instances prevent customers from accessing a company's website. Potential cyber threats that include hacking and other attempts to breach information technology security controls are rapidly evolving and we may not be able to anticipate or prevent all such attacks. As these threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our layers of defense or to investigate and remediate any information security vulnerabilities. We may also be required to incur significant costs in connection with any regulatory investigation or civil litigation resulting from a cyber-attack or information security breach that impacts us.
In addition, in April 2016, the Society for Worldwide Interbank Financial Telecommunication ("SWIFT") announced that one of its member banks was a target of a cyber-attack in February 2016. During 2017, there were several instances of cyber-attacks involving access to the SWIFT platform The SWIFT platform is used by more than 10,000 financial institutions around the world, including us, to effect fund transfers. A cyber-attack on the SWIFT network can result in theft of funds and other adverse consequences, and our business, financial condition or results of operations may be adversely affected in the event that such a cyber-attack is successful.

Our operational risk management and control systems and processes are designed to help ensure that the risks associated with our activities, including those arising from cyber-attacks, breaches of information security and failure of security and physical protection, are appropriately controlled. However, these systems and processes have inherent limitations, and it is possible that we may not be able to anticipate, detect or recognize threats to our systems or data or that our preventative measures will not be effective to prevent an attack or a security breach. We also have insurance coverage that may, subject to policy terms and conditions, cover certain losses associated with cyber-attacks or information security breaches, but it may be insufficient to cover all losses from any such attack or breach. A successful cyber-attack could result in reputational harm, loss of customers, regulatory fines, civil litigation, remediation costs[, increased insurance premiums] and/or additional cybersecurity protection costs, any of which could materially and adversely affect our business, financial condition or results of operations.
Severe weather, natural disasters and other external events could disrupt our businesses and adversely affect our financial condition or results of operations.
Our business is concentrated primarily in Bermuda and the Cayman Islands and is therefore subject to the risks associated with severe tropical storms, hurricanes and tornadoes, including downed telephone lines, flooded facilities, power outages, fuel shortages, damaged or destroyed property and equipment, and work interruptions. Although hurricanes in the Caribbean during 2017 did not negatively impact the Bank's operations nor cause any insurable losses, such severe weather conditions and natural disasters may, in the future, negatively impact us and our clients and their ability to meet their financial obligations to us, including the repayment of loans. Such events may also result in an impairment of the value of property or other collateral used to secure the loans that we extend.
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
The markets in which we operate do not have systemic credit bureau reports.
Unlike the United States where the Fair Credit Reporting Act ("FCRA") is designed to help ensure that credit bureaus furnish correct and complete information when evaluating loan applications, the markets in which we operate do not have systemic credit bureau reports. Therefore, we manually review each loan and we use a formally governed tiered credit approval process that is administered through and governed by our risk management framework. Due to limitations in the availability of information, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers' credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our impairment losses and allowance for credit losses may be materially adversely affected. In addition, because our credit approval process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human or Information Technology systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system. In addition, we have been trying to refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect all possible risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of nonperforming loans and a higher risk exposure for us, which could have a material adverse effect on us.
Volatility levels and fluctuations in foreign currency exchange rates may affect our business, financial position and results of operations.
We are exposed to foreign currency risk as a result of our holdings of foreign currency denominated assets and liabilities, investment in foreign subsidiaries, and future foreign currency denominated revenue and expense. Fluctuations in exchange rates may raise the potential for losses resulting from foreign-currency trading positions, where aggregate obligations to purchase and sell a foreign currency do not offset each other or offset each other in different time periods. In addition, the Brexit vote introduced volatility for the Pound Sterling which may continue in the future. Such volatility may adversely affect our operations that employ the Pound Sterling as the functional currency and materially affect our results of operations. In addition, the discussion on trade policy in the US has caused significant volatility for the US dollar, which may continue in the future. Such volatility may have negative impacts on our business, financial position and results of operations.
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
As previously publicly announced, in November 2013, the USAO applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The purpose of these Summonses was to identify US persons who may have been using our banking, trust, or other services to evade their own tax obligations in the United States. Although the Bank has been cooperating with the US authorities in their ongoing investigation, we are unable at this point to predict the timing or outcome of the investigation and it is possible that the ultimate resolution of this matter may be material to our financial results. Although we are unable to determine the amount of financial consequences, fines and/or penalties resulting from this tax compliance review, we have recorded as of December 31, 2017, a provision of $5.5 million (December 31, 2016: $5.5 million). As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision.

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

Changes in US tax laws, including the enactment of the Tax Cuts and Jobs Act on December 22, 2017, could cause the insurance and reinsurance industry to relocate from Bermuda, which could have an adverse effect on our business, financial condition and results of operations.
On December 22, 2017, President Trump signed into law US tax reform legislation (“Tax Reform Act”), which will have an impact on the taxation of US corporations. As none of our Group entities are subject to tax in the US, the Tax Reform Act is not expected to have a direct impact on our business. However, we may be indirectly impacted, either because the significant reduction of the US corporate tax rate reduces the comparative advantages of some of our operating jurisdictions in general; or because the provisions of the Tax Reform Act may have adverse effects on some of our clients, such as Bermuda based insurers. While these risks are currently not anticipated to be significant, we cannot predict the full impact of the Tax Reform Act on our business, financial condition and results of operation. See also "— Risks Relating to Financial Conditions, Market Environment and General Economic Trends — Unlike geographically more diversified banks, our business is concentrated primarily in Bermuda and the Cayman Islands, and we may be more affected by a downturn in these markets than more diversified competitors".
The OECD or other supra-national organization's review of harmful tax competition could adversely affect our tax status outside Bermuda.
During 2017, the Organization for Economic Co-operation and Development (the “OECD”) released its Peer Review Report on the Exchange of Information for Bermuda. This report gave Bermuda a rating of Largely Compliant, due to its Common Reporting Standard and country-by-country reporting regimes, and overall commitment to transparency and international cooperation.
Also in 2017, the EU’s Economic and Financial Affairs Council (“ECOFIN”) released a list non-cooperative jurisdictions for tax purposes. The aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Bermuda was not on the list of non-cooperative jurisdictions, but it did feature in the report (along with around 45 other jurisdictions) as having committed to address concerns relating to economic substance, by the end of the 2018.
We are not able to predict what future developments in this area may be, or whether any changes could subject us to additional taxes or additional compliance measures.
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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2017 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be a PFIC for any particular year. If we were a PFIC in any taxable year during which a US shareholder owns our common shares and the US shareholder does not make a "mark-to-market" election, as discussed under the heading "Certain Taxation Considerations — Material US Federal Income Tax Consequences — US shareholders — Passive Foreign Investment Company Considerations," or a special "purging election," we generally would continue to be treated as a PFIC with respect to such US shareholders in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. US shareholders are urged to consult their own tax advisers with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our common shares.
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
As a public company registered in the United States, we are subject to the reporting requirements of the Exchange Act, and are required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the related rules and regulations of the SEC, as well as the rules of the NYSE. The Exchange Act requires us to file, among other things, annual reports with respect to our business and financial condition. In addition, as of January 1, 2018, we no longer qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012. Consequently, we are now subject to certain disclosure requirements that apply to other public companies but did not previously apply to us due to our status as an emerging growth company. These requirements include compliance with the auditor attestation requirements in the assessment of our internal control over financial reporting and compliance with any requirement that may be adopted by the Public Company Accounting Oversight Board. These additional efforts may strain our resources and divert management's attention from other business concerns, which could have an adverse effect on our business, financial condition or results of operations. Failure to comply with these requirements could subject us to enforcement actions by the SEC, which could divert management's attention, damage our reputation and adversely affect our business, operating results or financial condition.
The uncertainty resulting from the vote in June 2016 by the UK electorate in favor of a UK exit from the EU, as well as changes in US legislation, regulation and government policy as a result of the current US administration, could adversely impact our business, financial condition and results of operations.
The UK’s June 2016 vote to leave the EU (“Brexit”) and the US Administration's present and future policies may generate greater uncertainty and instability in the global financial markets, which could lead to weaker macroeconomic conditions that continue for the foreseeable future. Such economic weakness and uncertainty may adversely affect our business, financial condition and results of operations.
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

The US Administration's present and future policies could also lead to increased regulatory uncertainty for our industry and for us. It is unknown at this time to what extent new legislation will be passed into law or pending or new regulatory proposals will be adopted, or the effect that such passage or adoption would have, either positively or negatively, on our industry or on us. If any new legislation and/or regulations are implemented, it may be time-consuming and expensive for us to alter our internal operations in order to comply with such legislation and/or regulations.

Risks Relating to the Common Shares
The value of the common shares may fluctuate significantly.
The value of our common shares may fluctuate significantly as a result of a large number of factors, including, in part, changes in our actual or forecasted operating results and the inability to fulfill the profit expectations of securities analysts, as well as the high volatility in the securities markets generally, and more particularly in shares of financial institutions. The current market price of our common shares may not be indicative of future market prices.
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
Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers, including us, under the Exchange Act is different from periodic disclosure required of US domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about US domestic registrants. We are exempt from certain other sections of the Exchange Act to which US domestic registrants are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, our insiders and large shareholders are not obligated to file reports under Section 16 of the Exchange Act, and we are not required to comply with certain corporate governance rules imposed by the NYSE applicable to US domestic registrants. See ‘‘Implications of Being a Foreign Private Issuer”.
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

If a person becomes a shareholder controller or increases his shareholding/control in spite of the BMA's objection thereto, if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his being a shareholder controller, the BMA may take the actions specified in the BDCA, including, among other things revoking the relevant license of the Bank under the BDCA. For more information, see the summaries of relevant provisions of the BDCA regulations under "Supervision and Regulation".
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
Our common shares have traded on the BSX since 1971 and began trading on the NYSE in September 2016. Trading in our common shares on these markets take place in different currencies (US Dollars on the NYSE and Bermuda Dollars on the BSX), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Bermuda). The trading prices of our common shares on these two markets may differ due to these and other factors. Any decrease in the price of our common shares on the BSX could cause a decrease in the trading price of our common shares on the NYSE, or vice versa. Investors could seek to sell or buy our common shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the shares available for trading on the other exchange.
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
The following table sets forth for the periods indicated the reported high and low closing sale prices per common share and the average daily trading volume on each of the NYSE and the BSX. The Bank's common shares began trading on the NYSE on September 16, 2016:

Period	NYSE High (US$)	NYSE Low (US$)	NYSE Average Daily Trading Volume (Shares)	BSX High (BM$)	BSX Low (BM$)	BSX Average Daily Trading Volume (Shares)
Annual
2013	—	—	—	15.30	12.60	4,114
2014	—	—	—	20.50	14.90	5,756
2015	—	—	—	21.00	16.00	2,426
2016	32.90	23.75	244,611	32.00	16.00	7,210
2017	40.80	29.81	310,526	39.50	30.20	3,714
Quarterly
First Quarter 2016	—	—	—	19.50	16.00	6,737
Second Quarter 2016	—	—	—	16.60	16.00	2,354
Third Quarter 2016	25.38	23.75	723,036	24.50	16.20	12,266
Fourth Quarter 2016	32.90	24.70	161,076	32.00	24.50	7,462
First Quarter 2017	34.92	29.81	294,835	34.00	30.20	3,940
Second Quarter 2017	35.45	30.58	376,686	34.00	30.62	3,144
Third Quarter 2017	36.70	31.36	259,001	36.00	31.50	4,374
Fourth Quarter 2017	40.80	34.86	311,334	39.50	34.55	3,144
First Quarter 2018 (through Feb 23, 2018)	47.00	36.21	350,507	45.50	36.50	3,275
Monthly
August 2017	34.95	32.07	167,998	34.00	32.00	1,689
September 2017	36.70	31.36	327,549	36.00	31.50	3,837
October 2017	38.96	35.45	242,053	37.80	35.00	2,436
November 2017	40.35	34.86	368,342	39.00	34.55	4,065
December 2017	40.80	36.28	327,684	39.50	37.50	2,752
January 2018	40.83	36.21	268,231	40.00	36.50	2,353
February 2018 (through February 23, 2018)	47.00	38.18	458,495	45.50	38.50	4,363

DIVIDEND POLICY

Dividend Policy

It is our intention to pay a quarterly dividend of $0.38 per share, subject to the requisite approvals. There can be no assurance, however, that we will pay such dividend amount for any given period, and the declaration of dividends remains subject to the approval of our Board and the BMA.

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

Our Historical Dividends

Since 2013 we have declared and paid dividends on a quarterly basis. For the year ended December 31, 2017, we declared four quarterly dividends of $0.32 per quarter totaling $1.28 for each common share held on record as of the applicable record dates.

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

The following table sets forth dividends per share paid per common share during the periods indicated.

	Year ended December 31,
	2017	2016	2015
(in $, unless otherwise indicated)(1)
Period
First Quarter	0.32	0.10	0.20
Second Quarter	0.32	0.10	0.10
Third Quarter	0.32	0.10	0.10
Fourth Quarter	0.32	0.10	0.10
Total dividends per common share	1.28	0.40	0.50
Total dividends per common share as a percentage of earnings per share (in %)	46.4	33.9%	40.8%
___________________

(1)	Figures reflect the reverse share split that the Bank effected on September 6, 2016.

On February 15, 2018, our Board declared a cash dividend of $0.38 per share to be paid in respect of our earnings in the fourth quarter of 2017 payable on March 9, 2018 to the holders of record of our common shares as of February 26, 2018.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
This section presents management's perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this report, including the consolidated financial statements and related notes and should be read in conjunction with the accompanying tables and our financial statements included in this report. The consolidated financial statements and notes have been prepared in accordance with US GAAP. Certain statements in this discussion and analysis may be deemed to include "forward-looking statements" and are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements are not historical facts but instead represent only management's belief regarding future events, many of which by their nature are inherently uncertain and outside of management's control. Actual results may differ materially from those included in these statements due to a variety of factors, including worldwide and local economic conditions, success in business retention and obtaining new business and other factors. Factors that could cause these differences are discussed in the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." For management's considerations and determinations of each non-core item discussed, please see "Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures".
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
The following table details our Net Revenue in total and by segment, as well as our total assets, total loans, total deposits, total AUA (which includes trust and custody assets under administration) and AUM for the years ended December 31, 2017, December 31, 2016 and December 31, 2015.

	For the year ended December 31
	2017	2016	2015
Net Revenue
% of Net Revenue from:
Bermuda segment	58.5%	57.0%	53.4%
Cayman Islands segment	29.0%	29.8%	27.9%
Guernsey segment	10.0%	9.6%	11.4%
United Kingdom segment	0.8%	1.5%	5.1%
Bahamas segment	0.9%	1.2%	1.4%
Switzerland segment	0.8%	0.9%	0.9%

(in millions of $)
Summary Balance Sheet
Total Assets	10,779.2	11,103.5
Total Loans	3,776.9	3,570.5
Total Deposits	9,536.5	10,033.6
Assets under administration
Custody and other administration services	27,533.5	24,675.4
Trust	95,432.7	97,964.2
Assets under management
Butterfield Funds	2,089.7	1,808.0
Other assets under management	2,947.4	2,884.9

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2017
2017 Overview
In 2017, our net income increased to $153.3 million from $115.9 million in 2016, which was driven by a continued focus on prudent expansion within our core businesses and markets, diligent management of capital, expenses and risks. While net income increased by $37.3 million to $153.3 million, this increase was further augmented by certain items which management believes are not representative of our financial results, or "non-core". Excluding these items Core Net Income improved by $20.3 million to $158.9 million, building on our strong capital position with Total and Tier 1 capital ratios of 19.9% and 18.2%, respectively. To enhance common shareholder returns, the Board declared a fourth interim dividend of $0.38 per common share on February 15, 2018. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory approval. See "Dividend Policy" and "Risk Factors – Risks Relating to the Common Shares — Holders of our common shares may not receive dividends" elsewhere in this report for further details.

While our balance sheet decreased slightly, the quality of our assets remained strong. Total assets decreased by $0.3 billion to $10.8 billion, driven by a $0.5 billion decrease in customer deposit levels which were primarily a result of several large customer deposits transferring to Butterfield Money Market Funds, which are off-balance sheet assets. In spite of these decreased deposits, investments increased by $0.3 billion to $4.7 billion to take advantage of attractive pricing points and increased yield opportunities.

Cash due from banks and short-term investments decreased by $566.5 million and $269.8 million, respectively, to fund these purchases. Overall liquidity, as measured by cash due from banks, securities purchased under agreement to resell, short-term investments and investments in securities excluding held-to-maturity investments as a percentage of total assets, ended the year at 49.1% compared to 55.0% in the prior year.
Our shareholders’ equity increased by $112.1 million to $822.9 million, which was a result of organic growth through net income net of dividends paid out during the year.
We completed the planned wind-down of the deposit taking, investment management and custody businesses in the UK jurisdiction by the end of the first quarter. We successfully transitioned our UK segment to a mortgage lending business funded primarily by excess Sterling liquidity in our Guernsey segment.
Key contributors to our 2017 results were as follows:

•
Profitability:  Net income increased $37.3 million, or 32.2%, to $153.3 million, which was largely attributable to increases in non-interest and net interest income. After eliminating items which management believes are not representative of our financial results, or "non-core", our core net income further increased $20.3 million to $158.9 million. Increases in non-interest income were driven largely by additional fees earned from revised banking fee schedules in certain jurisdictions. Increases in net interest income were largely a result of increased yields on loans as a result of base rate increases in certain jurisdictions and increased yields on investments resulting from a rising interest rate environment.

The significant non-core items excluded from Core Net Income are as follows: costs associated with the successful first follow-on offering, principally comprised of professional fees; contract negotiation, due diligence and other legal costs relating to the agreement to acquire Deutsche Bank’s GTS business, excluding its US operations; restructuring charges related to the orderly wind-down of the deposit taking and investment management business of our UK segment; compensation costs relating to redundancies and early retirement packages; and tax compliance review costs, which were partially offset by liquidation settlements received from a structured investment.

•
Net interest margin:  NIM increased by 28 basis points to 273 basis points compared to 245 basis points in 2016, and the cost of funding declined by 1 basis point to 11 basis points. The primary driver of the increase in NIM was an increase in investment portfolio yields by 27 basis points to 222 basis points due to an average increase in the long-term yield of US Treasury debt over the year, which was reflected in our portfolio due to the high proportion of our portfolio in adjustable-rate securities. This was augmented by an increase in the yield on our loans due to base rate increases in certain jurisdictions.

•
Expenses:  Total non-interest expenses increased $14.4 million to $300.3 million in 2017 due largely to the increased professional fees associated with the implementation of the Bank's Sarbanes-Oxley compliance program and other regulatory compliance costs, as well as increased salaries and other employee benefits resulting from increased post-retirement medical plan costs, and an increased headcount and increased discretionary compensation, in conjunction with items discussed above that management does not believe are representative of our ongoing operations. After removing the effect of these items, core non-interest expenses increased by $28.7 million, from $263.5 million in 2016, to $292.2 million in 2017. The core efficiency ratio increased slightly from 63.8% in 2016 to 64.3% in 2017, reflecting the rate of core non-interest expense relative to the lower relative increase in revenue.

•
Deposits:  Customer deposits decreased by $485.9 million as of December 31, 2017 due to several term deposits maturing and moving into off-balance sheet mutual funds, partially offset by organic growth, while interest bearing deposit costs were flat at 15 basis points in 2017 and 2016. Taken together with non-interest bearing deposits totaling $2.5 billion on December 31, 2017, the average cost of deposits for the year decreased by 1 basis point to 11 basis points.

•
Loan quality:  As of December 31, 2017, we had gross non-accrual loans of $43.9 million representing 1.2% of total gross loans, reflecting an improvement from the $48.5 million, or 1.3%, of total loans at year-end 2016. Net non-accrual loans were $30.2 million, equivalent to 0.8% of net loans, after specific provisions of $13.6 million, reflecting a increase specific provision coverage ratio of 31.1%, up from 24.2% on December 31, 2016.

2016 Overview
In 2016, our net income increased to $115.9 million from $77.7 million in 2015, which was driven by a continued focus on prudent expansion within our core businesses and markets, diligent management of capital, expenses and risks and the successful integration of an acquisition completed in April 2016. While net income increased by $38.2 million to $115.9 million, this increase was further augmented by certain items which management believes are not representative of our financial results, or "non-core". Excluding these items core net income improved by $24.7 million to $138.6 million, building on our strong capital position with Total and Tier 1 capital ratios of 17.6% and 15.3%, respectively.

In December 2016, we redeemed all of the issued and outstanding preference shares for cancellation. The cancellation of these preference shares eliminated approximately $16 million of preference share dividends and guarantee fees annually, which is further accretive to common shareholder equity. The premium paid on this redemption resulted in the slight decrease in both return on average common shareholders’ equity and diluted earnings per share to 8.9% from 10.1% and to $1.18 per share from $1.22 per share, respectively in 2016 from 2015, despite the increase in net income. After removing the effects of non-core items, including this premium, the core return on average tangible common equity increased to 20.5% and core EPS (diluted) to $2.48, up from 17.6% and $1.93, respectively, in 2015.

Our balance sheet grew, while the quality of our assets remained strong. Total assets increased by $0.8 billion to $11.1 billion, driven by a $0.8 billion increase in customer deposit levels, which were primarily a result of the acquisition of HSBC Bank Bermuda's private banking investment management and trust businesses in April 2016. These increased deposits were reinvested in short-term investments, securities purchased under agreement to resell and investments in securities which grew by $0.1 billion, $0.1 billion and $1.2 billion, respectively, slightly offset by a decrease of $0.2 billion in cash due from banks, while still maintaining our overall liquidity. Our shareholders’ equity decreased slightly, down $39.6 million to $710.7 million which was a result of the full redemption and cancellation of all of the outstanding preference shares, partially offset by the net proceeds from the IPO in September, as well as organic growth through net income.

We substantially completed the planned wind-down of the deposit taking, investment management and custody businesses in the UK jurisdiction by year end. This wind-down resulted in the full repayment of high-cost deposits, which helped to reduce deposit interest expense. We are continuing our UK segment in the form of a mortgage lending business in the UK on a going forward basis. The funding for the mortgage lending business is provided by other jurisdictions with adequate liquidity, principally our Guernsey jurisdiction.
Key contributors to our 2016 results were as follows:

•
Profitability:  Net income increased $38.2 million (49.1%) to $115.9 million, which was largely attributable to increases in non-interest and net interest income. After eliminating items which management believes are not representative of our financial results, or "non-core", our core net income further increased $24.7 million to $138.6 million. Increases in non-interest income were largely driven by additional fees earned from new business as a result of the recent acquisition. Increases in net interest income were largely a result of an increase in the balance of the investment portfolio and in short-term investments.

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

•
Deposits:  Customer deposits increased by $842.2 million as of December 31, 2016 due to both organic deposit growth and additional take-on from the recent acquisition in April 2016, while interest bearing deposit costs decreased by 11 basis points from 26 basis points in 2015 to 15 basis points in 2016 due primarily to the repayments of more expensive deposits from our UK segment. Taken together with non-interest bearing deposits totaling $2.4 billion on December 31, 2016, the average cost of deposits for the year decreased by nine basis points to 12 basis points.

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

Financial Summary

Summary Balance Sheet	As at December 31,
(in millions of $, except per share data)	2017	2016	Dollar change	Percent change
Cash due from banks	1,535.1	2,101.7	(566.6)	(27.0)%
Securities purchased under agreement to resell	178.8	148.8	30.0	—%
Short-term investments	250.0	519.8	(269.8)	(51.9)%
Investment in securities	4,706.2	4,400.2	306.0	7.0%
Loans, net of allowance for credit losses	3,776.9	3,570.5	206.4	5.8%
Premises, equipment and computer software	164.8	167.8	(3.0)	(1.8)%
Goodwill and intangible assets	60.6	61.9	(1.3)	(2.1)%
Total assets	10,779.2	11,103.5	(324.3)	(2.9)%
Total deposits	9,536.5	10,033.6	(497.1)	(5.0)%
Long-term debt	117.0	117.0	—	—%
Shareholders' equity
Common and contingent value convertible preference shareholders' equity	822.9	710.7	112.2	15.8%

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $, except per share data)	2017	2016	2015	2016 to 2017	2015 to 2016	2016 to 2017	2015 to 2016
Interest income
Loans	187.0	188.0	186.5	(1)	1.5	(0.5)%	0.8%
Investments	101.4	77.2	69.6	24.2	7.6	31.3%	10.9%
Deposits with banks	17.2	9.8	6.5	7.4	3.3	75.5%	50.8%
Interest expense	(15.9)	(16.4)	(23.3)	0.5	6.9	(3.0)%	(29.6)%
Net interest income before provision for credit losses	289.7	258.5	239.3	31.3	19.2	12.1%	8.0%
Non-interest income	157.8	147.5	140.2	10.4	7.3	7.0%	5.2%
Net revenue	447.6	406.0	379.4	41.6	26.6	10.3%	7.0%
Provision for credit losses	5.8	(4.4)	(5.7)	10.2	1.3	(231.8)%	(22.8)%
Salaries and other employee benefits	(153.2)	(140.0)	(134.9)	(13.2)	(5.1)	9.4%	3.8%
Other non-interest expenses (including income taxes)	(149.3)	(147.4)	(152.9)	(1.9)	5.5	1.3%	(3.6)%
Net income before other gains (losses)	152.0	114.9	87.2	37.1	27.7	32.3%	31.8%
Total other gains (losses)	1.3	1.0	(9.4)	0.3	10.4	30.0%	(110.6)%
Net income	153.3	115.9	77.7	37.4	38.2	32.3%	49.2%
Non-core items	5.6	22.7	26.1	(17.1)	(3.4)	(75.3)%	(13.0)%
Core net income (Non-GAAP)	158.9	138.6	103.8	20.3	34.8	14.6%	33.5%
Dividends and guarantee fee of preference shares	—	(57.6)	(16.5)	57.6	(41.1)	(100.0)%	249.1%
Core earnings to common shareholders (Non-GAAP)	158.9	81.1	87.4	77.8	(6.3)	95.9%	(7.2)%
Common dividends paid	(69.7)	(19.3)	(24.8)	(50.4)	5.5	261.1%	(22.2)%

The following charts show the trajectory of our performance from 2013 to 2017:

GAAP Net Income to Common ($ in millions)	GAAP Earnings per Common Share Fully Diluted

Core Net Income to Common ($ in millions)[1]	Core Earnings per Common Share Fully Diluted[2]

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

Our return on equity for 2017 of 19.9% and our Core ROATCE1 for 2017 of 22.4% were driven by a number of factors, including: significant fee income with historically low capital requirements, low cost deposits, a high yielding loan portfolio, a conservative capital efficient securities portfolio, and our operations in corporate income tax neutral jurisdictions. As a result, our business generated core net income in 2017 well in excess of that needed to execute our organic balance sheet growth strategy.

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

The following chart shows customer deposit trends for 2013 to 2017:

Deposit Balance and Funding Costs ($ in billions)

Historically, the markets in which we operate generate fewer loans than deposits, which has led us to take a conservative approach to managing our balance sheet. We accomplish this by maintaining a large cash balance and investing in high quality and liquid securities. The following chart illustrates our asset composition as of December 31, 2017:

Balance Sheet Composition - Total Assets ($ in billions)

As of December 31, 2017, 14% of our balance sheet was cash and cash equivalents, which included cash and demand deposits with banks, unrestricted term deposits, certificates of deposits, and treasury bills with a maturity less than three months.

In addition to maintaining a large cash and cash equivalents balance, we also have a large and conservative securities investment portfolio. We have a disciplined investment portfolio selection process and invest in highly rated securities. We also seek to ensure that our portfolio remains liquid across market cycles: 86.9% of our portfolio was invested in US government treasuries and mortgage-backed securities issued by US governmental agencies. Our investment strategy as of December 31, 2017, aims to align the interest rate risk profile of our assets and liabilities — as of December 31, 2017, the average duration of our AFS investment portfolio was 2.3 years, the average duration of our HTM investment portfolio was 5.6 years, and the average duration of our total investment portfolio was 3.3 years. As of December 31, 2017, the total carrying value of our AFS investment portfolio was $3.3 billion, and the total carrying value of our HTM investment portfolio was $1.4 billion.

The following charts show the composition of our investment portfolio by rating and asset type as of December 31, 2017:

Investment Portfolio - Rating	Investment Portfolio - Asset Type

The combination of our significant cash and securities portfolios helps drive our capital efficient balance sheet, with risk-weighted assets equal to 39.5% of our total assets and a Basel III total capital ratio of 19.9%, each as of December 31, 2017.

Our loan underwriting process requires that we complete a full credit assessment of every customer prior to committing to a loan, which we believe has resulted in a high quality loan portfolio. Our lending markets do not have secondary markets for loans and as such we hold all of our originated loans on our balance sheet. In 2016 and 2017, net charge-offs represented 0.3% and 0.1%, respectively, of average loans. As of December 31, 2017, our non-accrual loan balance was $43.9 million, or 1.2% of total loans, and 1.7% of our loans past due were full recourse residential mortgages. As of December 31, 2017, our loan portfolio consisted of 91% floating-rate loans and 9% fixed-rate loans.

The following chart shows the segment composition of our loan portfolio as of December 31, 2017:

Loan Portfolio Composition - Geography

Our loan portfolio has exhibited stability over time. The following chart shows loan portfolio trends for 2013 to 2017:

Loan Balance and Yield ($ in billions)

$4.1
$4.1
$4.0
$3.6
$3.8
7%
2%
11%
18%
4.65%
62%
6%
3%
11%
18%
4.71%
62%
5%
6%
9%
17%
4.63%
63%
5%
3%
10%
17%
4.78%
65%
5%
4%
10%
16%
5.10%
65%
2013
2014
2015
2016
2017
Residential
Commercial Real Estate
Other Commercial
Government
Consumer
Loan Yield

The domestic lending markets in Bermuda and the Cayman Islands have a limited number of participants and significant barriers to entry. 65.4% of our loan balances were residential mortgages as of December 31, 2017. These loans are attractive for a number of reasons. Our mortgages have exhibited predictable cash flows, with historically negligible refinancing activity due to high costs to refinance in Bermuda and the Cayman Islands. Additionally, our mortgages have historically benefited from a manual underwriting process, low LTVs (73% of residential loans below 70% LTV as of December 31, 2016), and a full recourse system in Bermuda and the Cayman Islands.

We have also generated balanced sources of non-interest income from a well-diversified customer base. For the five-year period ended December 31, 2017, our non-interest income is evenly split between banking which consists of banking and foreign exchange revenue, and wealth management, which consists of trust, asset management, and custody and other administration services. The wealth management non-interest income stream is not directly correlated with the performance of our banking business. For example, the typical trust we manage generates a relatively constant fee stream on an annual basis throughout its life. In addition, because fee revenue in our wealth management business lines is driven primarily by the size of our clients’ assets and holdings, which are generally diversified across multiple geographies, the performance of these businesses is not typically linked to the economies of our local markets. Non-interest income represented 34.8% of our total Net Revenue in 2017, and contributed materially to the Company’s high Core ROATCE and excess capital generation as limited capital is required for our fee income business.

The following chart show our various sources of non-interest income for the year ended December 31, 2017:

Non-Interest Income[1]
2017 Non-Interest Income: $157.8 million / 34.8% of Net Revenue

_____________
(1) Foreign exchange revenue represents income generated from client-driven transactions in the normal course of business. We do not engage in proprietary trading.

Growth Opportunities

We expect that, all else being equal, a rising rate environment would increase our net interest income before provision for credit losses because an increase in our cost of deposits would lag an increase in yield of our securities and loans. In addition, a significant portion of our deposits are non-interest bearing (26% as of December 31, 2017), and as a result, a portion of our funding is only partially sensitive to rising rates. Our non-interest bearing deposit balances have historically exhibited low correlation with interest rates, a behavior that we attribute in part to a sizeable client base that utilizes our bank for cash management purposes. Potential changes to our net interest income in hypothetical rising and declining rate scenarios, measured over a 12-month period, are presented in the chart below (these projections assume parallel shifts of the yield curves occurring immediately and no changes in other potential variables):

Net Interest Income Sensitivity

A down 100 basis points interest rate shock shows a reduction in projected 12-month net interest income of 13.8% from the flat scenario. The loss of income is driven by lower loan and investment yields, which more than offset reduced rates paid on deposits. Mitigating against the loss of income is the potential to charge negative interest rates on deposits (which we currently do in some instances) and certain loans that have rate floors.

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

In October 2017, we entered into an agreement to acquire Deutsche Bank’s Global Trust Solutions (“GTS”) business, excluding its US operations. Upon completion of the transaction, which is subject to regulatory approvals, Butterfield will take over the ongoing management and administration of the GTS portfolio, comprising approximately 1,000 trust structures for some 900 private clients in Guernsey, Switzerland, the Cayman Islands and Singapore. This transaction is expected to close in the first half of 2018.

Our relationship-driven business model and international corporate clientele have allowed us to develop a sticky deposit base with historically low funding costs. We believe our customers’ deposit activity has historically been inelastic to deposit pricing given the nature of corporate activity and competition in retail deposit taking in our segments. From 2013 to 2017, customer deposits have grown at a compound annual growth rate (‘‘CAGR’’) of approximately 8% in Bermuda and 7% in the Cayman Islands, taking into account the HSBC Cayman acquisition in November 2014 that added $0.5 billion of new deposits, and the April 2016 acquisition of HSBC’s Bermuda trust business and private banking investment management operations that added $1.6 billion of new deposits. As of December 31, 2017, we had $9.5 billion in deposits at a cost of
0.11%, of which 26% were non-interest bearing demand deposits, 56% were interest bearing demand deposits with a weighted-average cost of 0.01%, and 18% were term deposits with a weighted-average cost of 0.46% and an average maturity of 90 days. We believe the market conditions in Bermuda and the Cayman Islands will allow us to continue to benefit from favorable deposit pricing.
Consolidated Results of Operations and Discussion for Fiscal Years Ended December 31, 2017, 2016 and 2015
Net Revenue
2017 vs. 2016
Total net revenue before provision for credit losses and other gains and losses for 2017 was $447.6 million, up $41.6 million, or 10.3%, from 2016. Net interest income before provision for credit losses increased from $258.5 million in 2016 to $289.7 million in 2017, an improvement of $31.3 million, or 12.1%. The increase in net interest income was driven primarily by an increase in both the yield and average balances in the investment portfolio. The yield increased in reaction to an increase in short-term US Treasury rates, while volume increased due to attractive entry points and to take advantage of the increasing yield. Both of these combined to drive an increase in interest income on investments by $24.3 million. Further augmenting this increase was rising base rate within the corporate and consumer loan portfolio, driving an overall increase in loan yield by 32 basis points. The total cost of deposits decreased by 1 basis point to 11 basis points. In addition, non-interest income was up $10.4 million, or 7.0%, attributable to increased banking fees which resulted from increased banking fee revenue in certain jurisdictions and a rise in card transaction volumes. Further augmenting this was organic growth in trust revenues and increases in asset management revenue due to rate revisions on certain products and higher transaction volume in foreign exchange revenue.
2016 vs. 2015
Total net revenue before provision for credit losses and other gains and losses for 2016 was $406.0 million, up $26.5 million, or 7.0%, from 2015. Net interest income before provision for credit losses increased from $239.3 million in 2015 to $258.5 million in 2016, an improvement of $19.2 million, or 8.0%. The increase in net interest income was driven primarily by higher average investment portfolio balances of $723.6 million, which were funded by an increase in deposits, and a decrease in deposit liability costs of 9 basis points, which was driven by the repayment of expensive deposits in our UK jurisdiction. Slightly offsetting these increases was a decrease in related investment yields of 21 basis points and a decrease in average loan balances of $105.6 million. The overall NIM decreased by 3 basis points from 248 basis points in 2015 to 245 basis points in 2016. In addition, non-interest income was up $7.3 million, or 5.2%, attributable to increased trust and asset management revenues earned related to the acquisition of HSBC Bank Bermuda'a private banking investment management and trust businesses, along with organic business growth in asset management, which was slightly offset by lower transaction volume in foreign exchange revenue.
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

The following table presents the components of net interest income for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017			2016			2015
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short-term investments	2,372.7	17.2	0.72%	2,655.3	9.8	0.37%	2,407.9	6.5	0.27%
Investment in securities	4,573.9	101.4	2.22%	3,940.6	77.2	1.95%	3,217.0	69.6	2.16%
Loans	3,665.8	187.0	5.10%	3,921.1	188.0	4.78%	4,026.7	186.5	4.63%
Interest earning assets	10,612.4	305.6	2.88%	10,517.0	275.0	2.61%	9,651.6	262.6	2.72%
Other assets	346.0		—	343.4	—	—	371.5	—	—
Total assets	10,958.4	305.6	2.79%	10,860.4	275.0	2.53%	10,023.1	262.6	2.62%
Liabilities
Deposits	7,445.0	(10.9)	(0.15)%	7,733.8	(11.8)	(0.15)%	7,156.7	(18.4)	(0.26)%
Securities sold under agreement to repurchase	—	—	—%	16.0	(0.1)	(0.73)%	2.1	—	—%
Long-term debt	117.0	(5.0)	(4.24)%	117.0	(4.5)	(3.84)%	117.0	(4.9)	(4.15)%
Interest bearing liabilities	7,562.0	(15.9)	(0.21)%	7,866.8	(16.4)	(0.21)%	7,275.8	(23.3)	(0.32)%
Non-interest bearing current accounts	2,393.1		0	2,042.5			1,720.7
Other liabilities	254.4		0	123.7			196.8
Total liabilities	10,209.6	(15.9)	(0.16)%	10,033.0	(16.4)	(0.16)%	9,193.3	(23.3)	(0.25)%
Shareholders' equity	748.9			827.4			829.8
Total liabilities and shareholders' equity	10,958.4			10,860.4			10,023.1
Non-interest bearing funds net of non-interest earning assets (free balance)	3,050.3			2,650.2			2,375.8
Net interest margin		289.7	2.73%		258.6	2.45%		239.3	2.48%
2017 vs. 2016
Net interest income before provision for credit losses of $289.7 million in 2017 represented an increase of $31.3 million (or 12.1%) over our net interest income before provision for credit losses in 2016. Net interest income is generated largely by our Bermuda and Cayman segments, which accounted for 91.8% of total net interest income in 2017. Interest income increased by $30.7 million in 2017, which was driven by increased investment portfolio balances and yields, increased income on deposits from higher balances and higher yields, partially offset by a slight increase in loan interest income due to lower average balances, despite higher yields.
Loan interest income was lower in 2017 by $1.0 million due primarily to a $255.3 million decrease in average balances, which was partially offset by a 32 basis point increase in yield. The decrease in average balances was largely due to several large prepayments in corporate lending and slower new loan generation than in the prior year, while the increase in yield was due to the Bermuda and the Cayman base rate increases during the year in reaction to the US Federal Reserve target rate increases. The majority of the loan portfolio is on a floating rate basis, and utilizes US Federal Reserve rates as a repricing reference point. Therefore, movements in the US Federal Reserve rates can impact loan interest income if management elects to change base rates. During 2017, there were three increases in the Bermuda corporate lending base rate and two in the Bermuda consumer lending base rate, as well as two adjustments in Cayman to the KYD and USD Prime rates.
Investment interest income increased by $24.3 million, driven by an increase of $633.3 million in average investment balances, which benefited from a 27 basis point rise in yield. The improved yield resulted from increases in our floating rate portfolio in reaction to the US Federal Reserve target rate increases during the year, as well as a additions to higher yielding investments in the held-to-maturity portfolio of $320.9 million. The overall duration of the portfolio at year-end was 3.3, a slight decrease of 0.1 from 2016.
Interest bearing liability costs were flat at 21 basis points, however a slight decrease in average interest bearing liability balances resulted in a decrease in interest expense by $0.6 million, attributable to a decrease of $183.1 million in average interest bearing deposits.
Average free balances for 2017 were $3.1 billion (2016: $2.7 billion), including non-interest bearing current accounts of $2.4 billion (2016: $2.0 billion), shareholders' equity of $748.9 million (2016: $827.4 million), net of other assets and other liabilities totaling $91.6 million (2016: $219.7 million). See "Risk Management" for more information on how interest rate risk is managed.
2016 vs. 2015
Net interest income before provision for credit losses of $258.6 million in 2016 represented an increase of $19.2 million (or 8.0%) over our net interest income before provision for credit losses in 2015. Net interest income is generated largely by our Bermuda and Cayman segments, which accounted for 92.9% of total net interest income in 2016. Interest income increased by $12.3 million in 2016,which was driven by increased investment portfolio balances and increased income on deposits from higher balances, with a smaller increase in loan interest income driven by higher rates, despite a decrease in average balances. Investment interest income grew by $7.6 million, driven by an increase of $723.6 million in average investment balances, which was slightly offset by a yield decrease of 21 basis points. The lower yield resulted from a shortening of duration to approximately 3.4 years by year end attributable to increased investments in shorter term structures and adjustable-rate US agency securities early in the year. During the year, the average duration was lower than this and increased by year end due to growth in longer-duration held-to-maturity investments in the fourth quarter of 2016. The increase in investment balances was funded by an increase in deposits primarily from the recent acquisition of HSBC's private banking investment management and trust businesses in Bermuda.
Loan interest income was higher in 2016 by $1.5 million due primarily to a 15 basis point increase in yield, which was slightly offset by a $105.6 million decrease in average balances. The decrease in balances was due largely to several large prepayments in corporate lending and slower new loan generation than in the prior year, while the increase in yield was due to the Bermuda corporate rate and the Cayman base rate increases in December 2015 in reaction to the US Federal Reserve target rate revision. During 2016, there was an increase late in the fourth quarter to the Bermuda and Cayman base rate with no changes in the remaining jurisdictions.
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
Provision for Credit Losses
2017 vs 2016
Our net provision for credit losses in 2017 was a release of $5.8 million compared to an expense of $4.4 million in 2016, a decrease of $10.2 million. Provision releases were primarily a result of $10.7 million of releases from general reserves, due principally to qualitative factor revisions for commercial and residential real estate lending as a result of evidence of improving credit markets in our key jurisdictions. Partially offsetting this was $5.5 million of incremental provisions relating to specific reserves, relating principally to commercial loans and residential mortgages. In comparison, in 2016, we required incremental provisions of $5.8 million principally for general reserves pertaining to commercial real estate, partially offset by recoveries of $1.4 million. Recoveries on consumer and residential mortgages were 92% of 2017 recoveries and 93% of 2016 recoveries. The decrease in provision expenses relate primarily to a reduction in Bermuda residential credit losses, demonstrating the increasing stability of our domestic credit markets. This is further evidenced by a reduction in group non-accrual loans, which decreased $4.6 million to $43.9 million in 2017.
2016 vs 2015
Our net provision for credit losses in 2016 was $4.4 million compared to $5.7 million in 2015, a decrease of $1.3 million. Incremental provisions of $5.8 million were required principally for general reserves pertaining to commercial real estate, partially offset by recoveries of $1.4 million. In comparison, in 2015, we required incremental provisions relating to specific reserves of $8.6 million that were partially offset by recoveries of $2.9 million. Recoveries on consumer and residential mortgages were 93% of 2016 recoveries and 66% of 2015 recoveries. The 2016 incremental provisions comprised $3.0 million against impaired loans and $2.8 million against unimpaired loans, versus $6.5 million and of $2.1 million, respectively, for 2015. This is further evidenced by a reduction in non-accrual loans, which decreased $16.8 million to $48.5 million in 2016.

Market Environment
Our business is affected by national, regional and local economic conditions, as well as the perception of those conditions and future economic prospects. The significant macro-economic factors that impact our business include the US and global economic landscapes, unemployment rates, the housing markets and interest rates. The global economy continued for another year to show signs of recovery alongside indications of continued weakness, creating inconsistency and volatility across geographic regions. In the US, the Federal Reserve increased its target rate range three times in 2017. Meanwhile, the European Central Bank ("ECB") announced it would cut the size of purchases, but extend the life of its asset purchase program until at least September 2018 in response to continued low inflation across the European region.
In the US, 2017 continued momentum from the prior year, with equity markets continuing to new record highs and job markets continued to show continued indications of improvement, primarily in unemployment measures. However, inflationary measures remained low despite the robust economic environment. Forecasts for inflation continue to show the rise of the target levels of 2.0% over the medium term due to these strong labor market indicators, as well as increases in household spending and business fixed investments. As a result, the US Federal Reserve announced the aforementioned three increases in its target range for the Federal Funds Rate. The US Dollar steadily declined in value throughout the year. The US passed a significant tax reform act late in 2017. The Bank does not have US operations and therefore is not subject to this tax. While the Bank does not have operations in the US, economic trends in the US, particularly as they pertain to the interest rate environment, do affect the Bank through our investment portfolio and utilization of certain US base rates as reference rates in our lending portfolio.
In Bermuda, we continued to face mixed trading conditions during 2017, with an economic highpoint being met during the America's Cup in May and June, which led to an estimated $336.4 million increase to GDP, and continued signs that the economy is on the road to recovery. The latest economic indicators from the first quarter show a 2016 to 2017 increase in GDP growth to 1.6% in current price terms, relative to a decrease of 2.2% in the prior year. This was driven primarily by an increase in gross capital expenditure. The 2017 America's Cup saw approximately 10,300 international air arrivals whose stated purpose of travel was for the America's Cup, which led to an approximate $194.3 million in incremental on-island spend. Preparations for this event also helped to drive several new hotels under construction and related infrastructure projects. Tourism continues to be a focus of the Bermudian domestic economy, and signs of strength include four hotels undergoing significant rebuilds or renovations, notably the Ritz Carlton development at Morgan's Point. However, the Bermuda economy continues to face medium-term challenges from high unemployment, significant government debt and related debt service charges. See "Risk Factors — Risks Relating to Financial Conditions, Market Environment and General Economic Trends — Adverse economic and market conditions, in particular in Bermuda and the Cayman Islands, have in the past resulted in and could in the future result in lower revenue, lower asset quality, increased provisions and lower earnings". Overcoming these challenges, as well as continuing to attract foreign capital, is a key focus of the Bermuda Government and sustainable growth for the Bermudian economy will be driven largely by successful management over these three areas.
Following the 2008 financial crisis, the Bermuda economy experienced consecutive years of GDP reduction. In 2015 and 2016, the Bermuda economy’s GDP was nominally positive and the local economy appeared to have stabilized. International business activity declined from 2009 to 2011, with modest annual growth from 2012 onwards. The impact of the above on employment, population levels and real estate values was negative for several years, with recent apparent stability being observed in terms of economic activity and stabilized real estate values. The real estate and international business components represent over 40% of Bermuda’s GDP and therefore provide insight into both the overall health of the Bermuda economy and the longer-term recovery. The table below shows the extent to which the real estate market and overall economy has recovered, stabilized, and begun to show growth.

	2016	2015	2014	2013	2012
Bermuda GDP (in millions)	6,127	5,928	5,700	5,670	5,585
% change from prior year	3.4%	4.0%	0.5%	1.5%	(0.6)%
Selected GDP Components:
Real estate and renting GDP (in millions)	1,002	983	963	948	954
% change from prior year	1.9%	2.1%	1.6%	(0.6)%	(0.6)%
International business GDP (in millions)	1,675	1,659	1,575	1,570	1,455
% change from prior year	1.0%	5.3%	0.3%	7.9%	1.6%
Source: National Economic Report of Bermuda 2016, Department of Statistics, Gross Domestic Product by Industrial Origin, Table 1
The Bermuda Ministry of Finance interim quarterly figures for 2017 are shown below to provide further insight into current GDP trends. Note that the Q2, Q3 nor Q4 figures for 2017 are not available as of the date of this report.

The Cayman Islands projected GDP growth in 2017 of 2.1%, which was down from a GDP of 2.7% in the previous year. Expansion was noted in wholesale and retail trade, utilities, construction and hotels and restaurants sectors. Tourist arrivals by air continued to record year-over-year improvements, while cruise ship arrivals declined in the first half of 2017. The island saw decreased tourist arrivals in both air and cruise passengers in the latter half of 2017 as tourism offerings remained offline in parts of the eastern Caribbean following two devastating hurricanes. The addition of the new 265-room Kimpton Seafire Hotel in late 2016 complements the island's tourist offering. The Owen Roberts International Airport redevelopment and expansion project continued in Phase II, which, when completed in 2018, will provide a better overall travel experience for tourists, business visitors and residents alike. While several significant infrastructure projects have been deferred, the Cayman Islands Government continues to record growing surpluses and overall external debt reduction. The most recent consumer price index showed a marked increase in 2017 from its lower 2016 levels, with higher costs in almost all categories led by transport, health, clothing, furnishings and household equipment, alcohol and tobacco, food and beverages, recreation and culture, housing and utilities, marginally offset by lower costs for restaurants and hotels. Commercial credits reported decreased activity led by other financial corporations, primary production and trade and commerce, while credits to households reported increases in domestic property, vehicle, education and technology loans, which plays to our strength in the Cayman Islands and is reflected in the growth of our domestic residential mortgage book.
Meanwhile, the Eurozone has weathered another difficult year with some signs of stabilization. In March, the UK submitted its formal letter to the European Council of Britain's intention to leave the European Union. In spite of the future uncertainty caused by this action, countries across Europe including the UK have seen robust growth over the past year. In the third quarter, the UK showed GDP growth of 0.5% with increases in household spending which helped to drive this increase. Amidst these signs of growth mixed with uncertain future trading conditions, the GBP rallied against the USD during the year. Our operations in Guernsey and the UK use the Pound Sterling as their functional currency, and are closely linked to the economic trends in the UK, as well as to economic trends within the larger Eurozone due to close relationships between the UK and continental Europe.
The mixed economic climate in our two largest operations in 2017 resulted in limited loan demand and continued pressure on customers' ability to service loan payment obligations. Similarly, our private banking business in Europe experienced limited loan growth due to increased competition and pricing pressures.
We continue to maintain a cautious stance with a liquid balance sheet with a conservative investment portfolio and no reliance on wholesale money markets for liquidity. Total liquid cash and investments, excluding held-to-maturity investments, made up 49.1% of our balance sheet at December 31, 2017, which is down slightly from 55.0% at December 31, 2016.
Other Gains (Losses)
The following table represents the components of other gains (losses) for the years ended December 31, 2017, 2016 and 2015:

	For the year ended December 31,			Dollar Change		Percent Change
(in thousands of $)	2017	2016	2015	2016 to 2017	2016 to 2015	2016 to 2017	2016 to 2015
Net trading gains (losses)	511	715	(562)	(204)	1,277	(28.5)%	(227.2)%
Net realized gains (losses) on available-for-sale investments	4,186	1,546	(4,407)	2,640	5,953	170.8%	(135.1)%
Net realized / unrealized gains (losses) on other real estate owned	(2,383)	(440)	277	(1,943)	(717)	441.6%	(258.8)%
Impairment of fixed assets	—	—	(5,083)	—	5,083	—%	(100.0)%
Net other gains (losses)	(1,045)	(807)	338	(238)	(1,145)	29.5%	(338.8)%
Other gains (losses)	1,269	1,014	(9,437)	255	10,451	25.1%	(110.7)%
Net Trading Gains
A $0.5 million gain was recorded with respect to trading securities in 2017 compared to net trading gains of $0.7 million in 2016 and net trading losses of $0.6 million in 2015. The trading gains in 2017 reflected pricing movements on certain mutual funds. The gains in 2016 were as a result of a determination made in 2015 that certain securities classified as AFS for our operations in Guernsey and the UK should have been classified as trading securities since 2011. These securities were sold by the second quarter of 2016 in both jurisdictions. The net change in unrealized gains (losses) on these securities was $0.1 million of net gains in 2016, and $0.7 million of net gains in 2016 and $9.9 million in 2015, which are classified as non-core. The increase was due primarily to movements in long-term US treasury rates prior to the liquidation date.
Net Realized Gains (Losses) on Available-For-Sale Investments
Net realized gains of $4.2 million were recorded in 2017 and $1.5 million in 2016 as a result of the sale of certain investments from our US government and federal agency portfolio where the proceeds were used to either re-acquire US government and federal agency available-for-sale securities or acquire long-term held-to-maturity investments, or liquidation proceeds from a former investment as detailed below. In 2015, we recorded a $4.4 million net realized loss on the sale of certain lower-yielding investments from our US government and federal agency portfolio.
Included in this amount in 2016 was a $0.6 million net realized gain on the receipt of liquidation proceeds from our former investment in the Avenir Pass-through Note, which was formerly a structured investment vehicle. In 2017, we received a further $2.6 million in liquidation proceeds from this same investment. Management considers these gains in 2016 and 2017 to be non-core.
Net Realized/Unrealized Gains (Losses) on Other Real Estate Owned
Valuation adjustments and realized gains and losses related to real estate held for sale were losses of $2.4 million in 2017 compared to gains of $0.4 million in 2016 and $0.3 million in 2015, attributable largely to the revaluation of two properties in Bermuda in 2017. In 2016, these gains were attributable to the sale of certain properties in Bermuda and Cayman in triggering a small loss relative to gains under similar circumstances booked in 2015.

Impairment of Fixed Assets
We conduct annual property impairment assessments on our properties held for sale and rent, as well as other fixed assets, which resulted in no write downs in 2017 or 2016. In 2015, there were $5.1 million in write-downs as a result of an impairment in the UK's core banking system due to the planned orderly wind-down of the deposit taking, investment management and custody businesses, which impacted the recoverable value of this asset to the UK operations during the wind-down period.
Net Other Gains (Losses)
Net other losses were $1.0 million in 2017 compared to net other gains of $0.8 million in 2016 and $0.3 million in 2015. Included in the 2017 results is a write-off of a fees receivable balance partially offset by repricing gains on certain private equity investments. Included in the 2017 and 2016 results is the non-core realized losses relating to a revision to the contingent consideration in the Legis acquisition from 2014 due to positive results during the pre-determined earn-out period which revised the estimated payments, offset by non-core realized gains relating to the contingent consideration in the HSBC Bermuda acquisition due to slightly lower referred business than the initial estimate. Included in the 2015 results is repricing gains on certain private equity investments.
Non-Interest Income
Non-interest income is a function of a number of factors including the composition and value of client assets under management and administration, the volume and nature of clients' transaction activities, and the types of products and services our clients' use. Our fee structure provides for varied pricing that depends on the value of client assets and the nature of services provided. As a result, it is not always possible to draw a direct relationship between the value of client assets and the level of non-interest income, though the trend of non-interest income generally follows the trend in client asset levels.
Total non-interest income increased from $147.5 million in 2016 to $157.8 million in 2017. Non-interest income as a percentage of total net revenue decreased slightly from 36.7% in 2016 to 34.8% in 2017 due to a higher relative increase in net interest income.
Total non-interest income increased from $140.2 million in 2015 to $147.5 million in 2016. Non-interest income as a percentage of total net revenue increased slightly from 36.1% in 2015 to 36.9% in 2016.
The following table presents the components of non-interest income for the years ended December 31, 2017, 2016 and 2015:

	For the year ended December 31,			Dollar change		Percent change
(in thousands of $)	2017	2016	2015	2016 to 2017	2016 to 2015	2016 to 2017	2016 to 2015
Asset management	24,711	21,106	18,910	3,605	2,196	17.1%	11.6%
Banking	43,772	39,342	35,221	4,430	4,121	11.3%	11.7%
Foreign exchange revenue	32,222	30,606	31,896	1,616	(1,290)	5.3%	(4.0)%
Trust	44,936	44,060	40,264	876	3,796	2.0%	9.4%
Custody and other administration services	8,149	8,883	9,522	(734)	(639)	(8.3)%	(6.7)%
Other non-interest income	4,035	3,476	4,359	559	(883)	16.1%	(20.3)%
Total non-interest income	157,825	147,473	140,172	10,352	7,301	7.0%	5.2%
Asset Management
Asset management revenues are generally based on the market value of assets managed and the volume of transactions and fees for other services rendered. We provide asset management services from our offices in Bermuda, the Cayman Islands, Guernsey and, in the UK prior to the completion of the orderly wind-down of the asset management practice the first quarter of 2016. Revenues from asset management were $24.7 million in 2017, compared to $21.1 million in 2016, and $18.9 million in 2015.
The table that follows shows the changes in the year-end values of clients' assets under management, sub-divided between those managed for clients on a discretionary basis and client funds invested in mutual funds that Butterfield manages ("Butterfield Funds"):

	Year ended December 31,			Dollar Change
(in millions of $)	2017	2016	2015	2016 to 2017	2016 to 2015
Butterfield Funds	2,099	1,808	1,871	291	(63)
Other assets under management	2,947	2,885	1,741	62	1,144
Total assets under management	5,046	4,693	3,612	353	1,081
2017 vs. 2016
Assets under management were $5.0 billion as of December 31, 2017, compared to $4.7 billion as of December 31, 2016. The increase in AUM was largely a result of certain term deposits which expired during the year being retained in Butterfield Money Market Funds. This increase in AUM, along with higher fees earned off discretionary clients due to a full year's worth of income from the acquired HSBC asset management business in Bermuda and higher fees earned off Butterfield Money Market Funds from rate adjustments, resulted in $1.9 million of the increase in asset management fees compared 2016.
The remaining asset management fees are generated primarily from management fees on discretionary portfolios other Butterfield mutual funds, as well as custody and brokerage fees. Management fees on the other mutual funds increased by $2.0 million as a result of additional AUM in those funds as well as pricing adjustments. Custody and brokerage fees decreased by $0.3 million to $1.9 million, predominantly as a result of a decrease in brokerage commission as a result of the orderly wind-down in the UK, which was completed by year-end 2016.

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
Banking fee revenues increased by 11.3% in 2017 to $43.8 million, compared to $39.3 million in 2016, due primarily to higher credit card activity, and revised fee schedules in several jurisdictions in 2017.
Banking fee revenues increased by 11.7% in 2016 to $39.3 million, compared to $35.2 million in 2015, due primarily to higher credit card activity and revised fee schedules in several jurisdictions and increased overdraft fees in 2016.
Foreign Exchange
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 92% of our foreign exchange revenue (2016: 90%; 2015: 87%). We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $32.2 million in 2017, compared to $30.6 million in 2016 and $31.9 million in 2015. The $1.6 million increase from 2016 to 2017 reflects increased client activity and related volumes in both retail and institutional foreign exchange flows. The $1.3 million decrease from 2015 to 2016 reflects decreased client activity and related volumes in both retail and institutional foreign exchange flows.
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
In 2017, trust revenues represented 28.5% of our non-interest income, down from 29.9% in 2016. In 2017, trust revenues totaled $44.9 million, an increase of $0.9 million or 2.0% over 2016, attributable largely to a full year's income from the acquisition of the Bermuda Trust Company Limited, which was acquired from HSBC Bank Bermuda Limited on April 1, 2016, as well as structured, proactive business development activities. Improved new business results were seen in all of our businesses in both personal and institutional fiduciary services.
In 2016, trust revenues represented 29.9% of our non-interest income, up from 28.7% in 2015. In 2016, trust revenues totaled $44.1 million, an increase of $3.8 million or 9.4% over 2015, attributable largely to the aforementioned acquisition of the Bermuda Trust Company Limited. Revenue growth was supported by structured, proactive business development activities. Improved new business results were seen in all of our businesses in both personal and institutional fiduciary services.
Trust assets under administration were $95.4 billion at the end of 2017 compared to $98.0 billion at the end of 2016, a decrease of $2.5 billion or 2.6%, which is attributable largely to the restructure of client asset holdings, as well as revisions to the value of the assets under administration, partially offset by favorable foreign exchange movements. Trust assets under administration increased by $0.6 billion or 0.7% from 2015 to 2016, which was attributable largely to new business from the HSBC trust acquisition in Bermuda, partially offset by unfavorable foreign exchange movements.
Custody and Other Administration Services
Custody fees are generally based on market values of assets in custody, the volume of transactions and flat fees for other services rendered. We provide custody services from our offices in Bermuda, the Cayman Islands and Guernsey. In 2017, revenues were $8.1 million, a slight decrease of $0.7 million from 2016 due to lower transaction volumes and expired mandates. From 2015 to 2016, revenues decreased slightly by $0.6 million due to lower transaction volumes and expired mandates.
Total assets under administration for the custody and other administration services business were $27.5 billion on December 31, 2017, up from $24.7 billion on December 31, 2016, compared to $39.2 billion on December 31, 2015.
Other Non-Interest Income
The components of our other non-interest income for the years ended December 31, 2017, 2016 and 2015 are set forth in the following table:

	Year ended December 31,			Dollar Change		Percent Change
(in thousands of $)	2017	2016	2015	2016 to 2017	2016 to 2015	2016 to 2017	2016 to 2015
Net share of earnings from equity method investments	1,091	1,175	979	(84)	196	(7.1)%	20.0%
Rental income	1,714	1,104	1,379	610	(275)	55.3%	(19.9)%
Other	1,230	1,197	2,001	33	(804)	2.8%	(40.2)%
Total other non-interest income	4,035	3,476	4,359	559	(883)	16.1%	(20.3)%
In 2017, we recorded equity pickup income of $1.1 million, a decrease of $0.1 million from the prior year due to lower earnings by equity method investments. From 2015 to 2016, equity pickup increased by $0.2 million due to higher earnings by equity method investments. Rental income increased by $0.6 million to $1.7 million in 2017 due to an increase in rented properties, and decreased by $0.3 million from 2015 to 2016 due to a reduction in rented properties. Included in the "Other" category are maintenance fees from leased premises, director's fee income, and other miscellaneous income.
Non-Interest Expenses
Expense management continued to be a key focus in 2017, however we continued to incur costs associated with our US listing, primarily Sarbanes-Oxley related consultancy costs, as well as an increase in salaries and benefit costs. Total non-interest expenses in 2017 were $300.4 million compared to $286.0 million in 2016 and $285.2 million in 2015. These figures include non-core expenses in 2017, 2016 and 2015 of $8.1 million, $22.4 million and $20.3 million, respectively. After adjusting for these non-core items, 2017 core expenses were up $28.7 million (10.9%) with a slight regression in core efficiency ratio to 64.3% from 63.8% in 2016. From 2015 to 2016, core expenses were down $1.3 million (0.5%) with corresponding improvement in core efficiency ratio to 66.0% from 67.7% in 2015.
In 2017, salaries and other employee benefits accounted for 51.0% of non-interest expenses, with technology and communications and property making up 27.0% combined.
The following table presents the components of non-interest expenses for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,			Dollar Change		Percent Change
(in millions of $)	2017	2016	2015	2016 to 2017	2016 to 2015	2016 to 2017	2016 to 2015
Salaries and other employee benefits	153.2	140.0	134.9	13.2	5.1	9.4%	3.8%
Technology and communications	54.0	57.4	57.1	(3.4)	0.3	(5.9)%	0.5%
Property	19.9	21.0	21.5	(1.1)	(0.5)	(5.2)%	(2.3)%
Professional and outside services	27.2	18.9	27.6	8.3	(8.7)	43.9%	(31.5)%
Indirect taxes	18.1	16.4	13.9	1.7	2.5	10.4%	18.0%
Amortization of intangible assets	4.2	4.5	4.4	(0.3)	0.1	(6.7)%	2.3%
Marketing	5.7	4.5	3.9	1.2	0.6	26.7%	15.4%
Restructuring costs	1.8	6.3	2.2	(4.5)	4.1	(71.4)%	186.4%
Other non-interest expenses	16.3	17.0	19.7	(0.7)	(2.7)	(4.1)%	(13.7)%
Total non-interest expenses	300.4	286.0	285.2	14.4	0.8	5.0%	0.3%
Non-core items (Non-GAAP)	(8.1)	(22.4)	(20.3)	14.3	(2.1)	(63.8)%	10.3%
Core non-interest expenses (Non-GAAP)	292.3	263.6	264.9	28.7	(1.3)	10.9%	(0.5)%
For a full reconciliation of GAAP net income to core net income, please see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures".
Salaries and Other Employee Benefits
Total salaries and other employee benefits costs were $153.2 million in 2017, up $13.2 million compared to 2016. Included in 2017 expenses were $0.8 million of severance and project-related non-core costs, compared to $11.3 million of severance, early retirement and project-related non-core costs in 2016 and $8.7 million in 2015. These 2016 amounts are primarily composed of $8.5 million of costs associated with the vesting of the outstanding 2010 legacy performance options. The remaining amounts in 2017 and prior period amounts are composed of (i) $0.2 million in 2017, $1.8 million in 2016 and $8.1 million in 2015 in severance and early retirement, with the increase in 2015 driven largely by compensation paid to former senior executives who stepped down from their positions during 2015; (ii) $0.6 million in 2017, nil in 2016 and $0.4 million in 2015 relating to the extensive review and account remediation exercise to determine the US tax compliance status of US person account holders; and (iii) nil in 2017, $1.0 million in 2016, and $1.0 million in 2015 attributable to business acquisition costs relating to the HSBC Bermuda acquisition completed in 2016 which were incurred in 2015 and 2016.
Core salaries, which exclude these amounts, and other employee benefits costs were $152.4 million in 2017, up $23.7 million compared to 2016 due to increased post-retirement medical costs, costs associated with the implementation of new compliance systems and processes, an increase in discretionary compensation expense, a slight increase due to headcount increases during the first three quarters as a result of the build-out of our Halifax service center. From 2015 to 2016, core salaries increased $2.5 million due to increased post-retirement medical costs associated with financial crime and tax reporting compliance, a slight increase due to headcount increases as a result of the HSBC Bermuda acquisition which was slightly offset by favorable foreign exchange fluctuations from foreign-denominated subsidiaries.

Headcount on a full-time equivalency basis at the end of 2017 was 1,190, compared to 1,240 in 2016 and 1,141  in 2015. The decrease from 2016 to 2017 was a result of staff decreases resulting from the wind-down of certain compliance projects which were completed during the third quarter of 2017. The increase from 2015 to 2016 was a result of staff increases resulting from the HSBC Bermuda acquisition.
Technology and Communications
Technology and communication costs reflect expenses relating to the support for our IT infrastructure and decreased from $57.4 million in 2016 to $54.0 million in 2017 due to a re-negotiated service contract which took effect during the year. From 2015 to 2016, technology and communications costs increased slightly by $0.3 million to $57.4 million due to increased depreciation of IT assets.
Property
Property costs, which reflect occupancy expenses, building maintenance, and depreciation of property, plant and equipment, were $19.9 million in 2017, down $1.2 million from $21.0 million recorded in 2016 due primarily to lower depreciation and renovation related costs.
From 2015 to 2016, property costs decreased by $0.5 million due primarily to reduced electrical costs from ongoing implemented cost savings initiatives in one of our jurisdictions, offset by increased file storage costs.
Professional and Outside Services
Professional and outside services primarily include consulting, legal, audit and other professional services. The 2017 expense of $27.2 million included $4.8 million of non-core project-related costs. In 2016 and 2015, the total expenses of $18.9 million and $27.6 million included non-core project expenses of $1.7 million and $15.8 million, respectively. Excluding the non-core project-related costs, professional fees for our core business increased by $5.1 million from 2016 to 2017 due to the costs associated with the first year of Sarbanes-Oxley compliance, and increased financial crime and tax reporting compliance costs and increased by $5.2 million from 2015 to 2016 due the increase in financial crime and tax reporting compliance costs. The non-core professional fee project-related costs in 2017 consisted of:

•
$0.9 million relating to the extensive review and account remediation exercise to determine the US tax compliance status of US person account holders resulting from the so-called John Doe Summonses issued by the USAO to six US financial institutions with which we had correspondent bank relationships. Total costs associated with this remediation exercise during the year ended December 31, 2017 amounted to $1.6 million (2016: $2.2 million; 2015: $3.8 million), and prior period professional fees were $1.0 million in 2016 and $2.8 million in 2015; and

•
$2.1 million of legal and professional fees relating to the agreement to acquire Deutsche Bank’s GTS business, excluding its US operations. In 2016, we recorded $0.7 million of legal and professional fees relating to the acquisition of the Bermuda Trust Company Limited and the private banking and investment management operations of HSBC Bank Bermuda Limited. In 2015, we realized expenses of $1.0 million related to this same acquisition in Bermuda.

•	$1.9 million of legal and professional fees relating to the secondary offering completed during the first quarter.
Indirect Taxes
These taxes reflect taxes levied in the jurisdictions in which we operate, including employee-related payroll taxes, customs duties, and business licenses. In 2017, the expense was $18.1 million, up $1.7 million due mainly to increased payroll taxes and a new asset tax, as well as payments for the Bermuda Deposit Insurance Scheme, all in Bermuda. Of the $18.1 million in indirect taxes, $14.6 million was paid to the Bermuda government agencies for payroll tax, business licenses and land taxes and $3.4 million was paid to other governments for business licenses, insurance tax and work permit fees. We incurred new taxes in Bermuda beginning in 2016 as payment for the Bermuda Deposit Insurance Scheme. These amounts are calculated at 0.25% per annum of the average total amount of our Bermuda Dollar deposits, and are payable quarterly. The Bermuda Government has increased payroll tax in each of the past three years, and subsequent increases could increase indirect taxes. We also incurred a new financial services tax in Bermuda in 2017 which amounted to $1.6 million. From 2015 to 2016, indirect taxes increased by $2.5 million due mainly to increased payroll tax and a stamp duty paid upon the HSBC Bermuda acquisition, both in Bermuda.
Amortization of Intangible Assets
Intangible assets relate to client relationships acquired from business acquisitions and are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. The estimated lives of these acquired intangible assets are re-evaluated annually and tested for impairment. The amortization expense associated with intangible assets was $4.2 million in 2017 compared to $4.5 million in 2016 and $4.4 million in 2015. Amortization was relatively flat from 2016 to 2017, and from 2015 to 2016.
Marketing
Marketing expenses reflect costs incurred in advertising and promoting our products and services. Marketing expenses totaled $5.7 million in 2017, up $1.2 million compared to 2016, primarily as a result of marketing initiatives during the America's Cup in Bermuda, and correspondingly increased slightly as a percentage of total net revenue before provision for credit losses and other gains and losses to 1.3% from 1.1%. From 2015 to 2016 marketing expenses increased by $0.6 million while still maintaining the same percentage of total revenue before provision for credit losses and other gains and losses at 1.1%.

Other Non-Interest Expenses

	For the year ended December 31,			Dollar Change		Percent Change
(in millions of $)	2017	2016	2015	2016 to 2017	2016 to 2015	2016 to 2017	2016 to 2015
Stationery & supplies	1.3	1.6	1.4	(0.3)	0.2	(18.8)%	14.3%
Custodian & handling	2.1	2.0	1.6	0.1	0.4	5.0%	25.0%
Charitable donations	1.0	0.9	0.8	0.1	0.1	11.1%	12.5%
Insurance	3.3	2.7	2.1	0.6	0.6	22.2%	28.6%
Other expenses
Agent commission fees	0.8	0.7	0.6	0.1	0.1	14.3%	16.7%
Cheque processing	1.1	1.1	1.2	—	(0.1)	—%	(8.3)%
Directors' fees	1.6	1.8	1.2	(0.2)	0.6	(11.1)%	50.0%
Dues and subscriptions	0.3	0.2	0.3	0.1	(0.1)	50.0%	(33.3)%
Foreign bank charges	0.9	0.8	0.8	0.1	—	12.5%	—%
General expenses	0.3	0.5	0.1	(0.2)	0.4	(40.0)%	400.0%
Maintenance fees for liquidity facility	0.2	0.2	0.2	—	—	—	—
Registrar and transfer agent fee	0.6	0.6	0.5	—	0.1	—%	20.0%
Provision for settlement amount arising from tax compliance review	—	0.7	4.8	(0.7)	(4.1)	(100.0)%	(85.4)%
Other	2.7	3.2	4.1	(0.5)	(0.9)	(15.6)%	(22.0)%
Total other non-interest expenses	16.2	17.0	19.7	(0.8)	(2.7)	(4.7)%	(13.7)%
Other non-interest expenses were $16.2 million in 2017, a decrease of $0.8 million compared to 2016. This was principally driven by a $0.7 million provision for a potential settlement from the tax compliance review recorded in 2016, partially offset by an increase in insurance costs resulting from a full year of higher premiums following the initial public offering in 2016.
From 2015 to 2016, other non-interest expenses decreased $2.7 million, principally driven by the $4.8 million provision for a potential settlement arising from the tax compliance review in 2015 compared to an additional $0.7 million provision raised for this review in 2016, and certain expenses related to the initial public offering and NYSE listing including increased insurance costs. As the investigation regarding this tax compliance review remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to us could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision. Management views this provision as non-core. See "Information on the Company — Legal Proceedings".
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
In 2017, income tax expense netted to $1.1 million compared to $0.7 million in 2016. The change in income tax expense of $0.4 million was due primarily to increased profitability in our Guernsey subsidiary.
From 2015 to 2016, the change in income tax amounted of $0.2 million was due primarily to the impact of exchange rate movements in the translation of the balances from our UK and Guernsey subsidiaries, and the existence of a $0.5 million deferred tax expense in 2015 relating to the write-down of a deferred tax asset in that year. The deferred tax asset amount written off related to the orderly wind-down of the deposit taking, investment management and custody businesses in the UK jurisdiction, which resulted in an assessment that the benefits related to this deferred tax asset would not be realizable.
Net Income
We reported net income of $153.3 million for the year ended December 31, 2017, compared to $115.9 million in 2016 and $77.7 million in 2015. The increase from 2016 to 2017 of $37.3 million was driven by higher net interest and non-interest income, offset by higher non-interest expenses. The increases in net interest and non-interest income were driven principally by an increasing interest rate environment, which drove higher interest income on loans and investments, and revised fee schedules, which led to higher banking fees and asset management fees. The increase from 2015 to 2016 of $38.2 million was principally driven by the acquisition of the private banking investment management and trust businesses of HSBC in Bermuda. This acquisition drove increases in trust and asset management fees, and provided additional deposits which funded an increase in average investments balances of $723.6 million, which resulted in an increase in interest income on investments.
As all preference shares were redeemed and canceled in December 2016, there were no preference share dividends, guarantee fees or premiums on buy-backs in 2017, making net income available to common shareholders the full $153.3 million or $2.76 per share, for the year ended December 31, 2017. However after deduction of preference dividends and guarantee fees in the prior years (2016: $15.7 million and 2015: $16.5 million) and the premium paid on the preference share buy-backs and redemption (2016: $41.9 million and 2015: nil), net income available to common shareholders was $58.4 million ($1.18 per share) in 2016 and $61.3 million ($1.23 per share) in

2015. The increased premium in 2016 was due to the redemption and cancellation of all of the outstanding preference shares in December 2016. These per share figures reflect the reverse share split that the Bank effected on September 6, 2016.
Consolidated Balance Sheet and Discussion
The following table shows the balance sheet as reported as of December 31, 2017 and 2016:

	As of December 31,
(in millions of $)	2017	2016	Dollar Change	Percent Change
Assets
Cash due from banks	1,535	2,102	(567)	(27.0)%
Securities purchased under agreement to resell	179	149	30	20.1%
Short-term investments	250	520	(270)	(51.9)%
Investment in securities	4,706	4,400	306	7.0%
Loans, net of allowance for credit losses	3,777	3,570	207	5.8%
Premises, equipment and computer software	165	168	(3)	(1.8)%
Goodwill and intangibles	61	62	(1)	(1.6)%
Other assets	107	133	(26)	(19.5)%
Total assets	10,779	11,104	(325)	(2.9)%
Liabilities
Total deposits	9,536	10,034	(498)	(5.0)%
Total other liabilities	303	242	61	25.2%
Long-term debt	117	117	—	—%
Total liabilities	9,956	10,393	(437)	(4.2)%
Common and contingent value convertible preference shareholders' equity	823	711	112	15.8%
Total shareholders' equity	823	711	112	15.8%
Total liabilities and shareholders' equity	10,779	11,104	(325)	(2.9)%

	As of December 31,
	2017	2016
Capital Ratios
Risk-weighted assets	4,254	4,365
Tangible common equity (TCE)	762	649
Tangible assets (TA)	10,719	11,042
TCE/TA	7.1%	5.9%
Common Equity Tier 1	18.2%	15.3%
Total Tier 1	18.2%	15.3%
Total Capital	19.9%	17.6%
Leverage ratio	6.9%	5.8%

We maintain a liquid balance sheet and are well capitalized. As of December 31, 2017, total cash due from banks, short-term investments and investment in securities (excluding held-to-maturity investments) represented $5.3 billion, or 49.1% of total assets, down slightly from 55.0% at the end of 2016 due to an increase in held-to-maturity securities as a result of short-term investments being re-invested upon their maturity into the held-to-maturity portfolio. However in spite of this decrease, the Bank is still well within its liquidity preferences. Shareholders' equity at December 31, 2017 was $822.9 million, up from $710.7 million at the end of 2016 due primarily to net income on the year net of dividends paid.
Total assets decreased by $0.3 billion to $10.8 billion from 2016 to 2017, primarily reflecting a $0.5 billion decrease in customer deposit levels despite a slight increase in the loan portfolio, which grew by $0.2 billion.
As of December 31, 2017, our capital ratios were strong, and were significantly in excess of regulatory requirements. Effective January 1, 2016, the Bank's regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. Basel III adopts CET1 as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit risk and other risks. Prior to January 1, 2016, the Bank's regulatory capital was determined in accordance with Basel II guidelines issued by the BMA.

The TCE/TA ratio at the end of 2017 was 7.1% (2016: 5.9%), while the CET1 and total Tier 1 capital ratios at the end of 2017 were 18.2% (2016: 15.3%) and 18.2% (2015: 15.3%), respectively. These ratios continue to remain in excess of regulatory minimums at December 31, 2017.
Cash Due from Banks, Securities Purchased Under Agreement to Resell and Short-Term Investments
We only place deposits with highly-rated institutions and ensure that there is appropriate geographic and sector diversification in our exposures. Limits are set for aggregate geographic exposures and for every counterparty for which we place deposits. Those limits are monitored and reviewed by our Credit Risk Management division and approved by the Financial Institutions Committee. We define cash due from banks to include cash on hand, cash items in the process of collection, amounts due from correspondent banks and liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value. Such investments are those with less than three months maturity from the date of acquisition and include unrestricted term deposits, certificates of deposit and treasury bills. Investments of a similar nature that are either restricted or have a maturity of more than three months but less than one year are classified as short-term investments. Securities purchased under agreement to resell are treated as collateralised lending transactions, and are referred to as repurchase agreements. We utilize repurchase agreements to manage liquidity. The risks of these transactions include changes in the fair value in the securities posted or received as collateral and other credit-related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.
As of December 31, 2017, cash due from banks, securities purchased under agreements to resell and short-term investments were $2.0 billion, compared to $2.8 billion as of December 31, 2016. The decrease from 2016 to 2017 was due to the proceeds upon maturity of certain investments being placed in held-to-maturity investments in 2017.
See "Note 3: Cash due from banks", "Note 4: Short-term investments" and "Note 12: Credit related arrangements and commitments" to our audited consolidated financial statements as of and for the year ended December 31, 2017 for additional tables and information.
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
Consistent with industry and rating agency designations, we define investment grade as "BBB" or higher. As of December 31, 2017, 99.9% (2016: 99.9%) of our total investments were investment grade. Of these securities, 98.7% (2016: 93.7%) are rated "A" or higher.
The following table presents the carrying value of investment securities by balance sheet category as of December 31, 2017 and 2016:

	As of December 31,
(in millions of $)	2017	2016	Dollar Change	Percent Change
Trading	7	6	1	16.7%
Available-for-sale	3,317	3,333	(16)	(0.5)%
Held-to-maturity	1,382	1,061	321	30.3%
Total Investment in Securities	4,706	4,400	306	7.0%
The investment portfolio was $4.7 billion as of December 31, 2017, compared to $4.4 billion as of December 31, 2016. The increased portfolio size was due to purchases of US government and federal agency securities using cash provided by a reallocation from short-term-investments. New investments were placed primarily in US government and federal agency securities that totaled $4.1 billion, based upon carrying value, or 86.8% of the total investment portfolio, as of December 31, 2017. Total net unrealized losses of the investment portfolio were $19.2 million, compared to net unrealized gains of $36.4 million at the end of 2016. The movement in unrealized gains for the year was primarily driven by a decrease in longer-term US treasury interest rates. The 10-year treasury rate was 2.40% as of December 31, 2017 compared to 2.45% the year before.
Trading securities totaled $6.8 million at the end of 2017, compared to $6.3 million at the end of 2016. As of December 31, 2017 and 2016, trading securities consisted entirely of real estate mutual funds and seed capital invested in mutual funds managed by the Bank.
AFS securities totaled $3.3 billion at the end of 2017, compared to $3.3 billion at the end of 2016. As of December 31, 2017, 81.7% or $2,709.1 million (2016: 72.9%, or $2.4 billion) of AFS securities consisted of holdings of securities issued by the US government and federal agencies. The US government guarantees 48.0% or $1,594.7 million (2016: 34.8% or $1,159.3 million) of these securities. Corporate debt securities represented 7.3%, or $243.4 million (2016: 15.4% or $514.5 million) of the AFS portfolio. As of December 31, 2017, the remaining 11.1%, or $365.0 million of AFS securities (2016: 11.6% or $387.9 million) was comprised primarily of commercial mortgage-backed securities of 4.3%, or $141.5 million (2016: 4.5%, or $150.5 million), guaranteed student loan-backed securities of 0.4%, or $12.5 million (2016: 0.4%, or $12.5 million), debt securities issued by non-US governments of 0.8%, or $26.2 million (2016: 0.8%, or $27.0 million) and residential mortgage-backed securities of 5.6%, or $184.7 million (2016: 5.9%, or $197.8 million). The overall increase in US government and federal agency securities was funded by the a reallocation from short-term investments.
HTM investments were $1.4 billion as of December 31, 2017 (2016: $1.1 billion) and consisted entirely of mortgage-backed securities issued by US federal agencies that management does not intend to sell before maturity which are fully guaranteed by the the US government. The increase in the HTM portfolio was also related to a repositioning of the investment portfolio intended to increase investment yield and reduce volatility in other comprehensive income.

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
While management sold AFS securities in 2017 and 2016, these securities were sold for gains of $1.6 million and $0.9 million, respectively. Management does not have the intention or does not foresee a more likely than not scenario where the Bank will be required to sell any further securities which are in an unrealized loss position, and accordingly, management has concluded that these sales do not result in an OTTI indicator for any remaining securities in a loss position as of December 31, 2017.
See "Note 5: Investments in securities" to our audited consolidated financial statements as of December 31, 2017 for additional tables and information.
Loans
The loan portfolio increased from $3.6 billion in 2016 to $3.8 billion as of December 31, 2017, due primarily to improved loan originations in residential mortgage lending in the UK and government lending in Bermuda, partially offset by paydowns on the commercial and residential mortgage portfolios in the other jurisdictions.
The loan portfolio represented 35.0% of total assets as of December 31, 2017 (2016: 33.1%), while loans as a percentage of customer deposits increased from 35.7% at the end of 2016 to 39.7% at the end of 2017.
Allowance for credit losses as of December 31, 2017 totaled $35.5 million, a decrease of $8.8 million from the prior year. The movement in the allowance was mainly the result of recoveries and provision releases of $4.5 million (including recoveries of $1.3 million), augmented by charge-offs of $4.3 million recorded during the year. Of the total allowance, the general allowance was $21.8 million (2016: $30.2 million) and the specific allowance was $13.6 million (2016: $19.1 million), reflecting a specific coverage ratio of 31.1%, compared to 24.2% as of December 31, 2016. The decrease in the specific coverage ratio reflects a proportionately higher decrease in specific provisions relative to the decrease in gross non-accrual loans. This was as a result of the recovery of a large commercial mortgage with a large provision relative to a decrease in non-accrual residential mortgages which previously carried smaller provisions.
Gross non-accrual loans totaled $43.9 million as of December 31, 2017, a decrease of $4.6 million from $48.5 million as of December 31, 2016, and represented 1.2% of the total loan portfolio as of December 31, 2017, compared to 1.3% as of December 31, 2016. During 2017, we held OREO amounting to $9.1 million (2016: $14.2 million), consisting of commercial real estate of $8.9 million (2016: $12.1 million) and foreclosed residential properties of $0.2 million (2016: $2.1 million).
Government
Loans to governments were $153.4 million, which was a $41.0 million increase from 2016, due primarily to new lending in Bermuda compared to paydowns in government lending in Bermuda in the prior year.
Commercial
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses.
Commercial real estate loans are offered to real estate investors, developers and builders domiciled primarily in Bermuda and the Cayman Islands. To manage our credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by long-term leases to high quality international businesses. These cash flows are principally sufficient to service the loan. The portfolio decreased by $26.3 million to $583.5 million at December 31, 2017 due to repayments of commercial real estate mortgages in the Cayman Islands and Bermuda.
Commercial loans outstanding as of December 31, 2017 were $389.6 million, which represented an increase of $33.0 million from the previous year, driven by new loan origination of commercial lending facilities principally in the Cayman Islands and Bermuda.
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
As of December 31, 2017, residential mortgages totaled $2.5 billion (or 65.4% of total gross loans), a $0.2 billion increase from December 31, 2016. This increase was attributed mainly to increases in the UK residential mortgage portfolio, partially offset by repayments in our Cayman residential mortgage portfolio. Residential lending in Bermuda was relatively stable year-on-year.
OREO and Non-Accrual Loans
Non-accrual loans decreased during the year by $4.6 million, and OREO decreased by $5.1 million. The decrease in OREO was principally driven by revaluation losses on commercial property which was foreclosed upon and added to OREO in Bermuda in the fourth quarter of 2016. Augmenting this was a further reduction of $1.7 million due to sales in the residential mortgage OREO portfolio in Bermuda. The decrease in both non-accrual loans and OREO reflects the Bank's continued focus on improving the quality of our loan portfolio. Non-accrual loans decreased as a result of the Bank continuing to work with holders of non-performing loans, which resulted in several loans returning to a performing status during the year, primarily within residential mortgages.

Other Loan Portfolios
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards, commercial financing, loans to financial institutions and overdraft facilities to retail, corporate and private banking clients in the jurisdictions in which we operate. As of December 31, 2017, other consumer loans totaled $187.4 million (or 4.9% of total gross loans), a $10.4 million decrease from December 31, 2016. The decrease was due to repayments and expiration of loan facilities without sufficient new loan origination.
See "Note 6: Loans" and "Note 7: Credit risk concentrations" to our audited consolidated financial statements as of December 31, 2017 for more information on our loan portfolio and contractual obligations and arrangements.
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
The table below shows the year-end and average customer deposit balances by jurisdiction for the year ended and as of December 31, 2017 and 2016:

	As of December 31		Dollar change	Average balance		Dollar change
(in millions of $)	2017	2016		2017	2016
Bermuda	5,252	5,947	(695)	5,498	5,270	228
Cayman	2,934	3,024	(90)	2,985	3,034	(49)
Guernsey	1,336	967	369	983	1,178	(195)
The Bahamas	—	72	(72)	58	56	2
UK	—	—	—	—	179	(179)
Total customer deposits	9,522	10,010	(488)	9,524	9,717	(193)
Average customer deposits increased by $0.2 billion to $9.5 billion in 2017. On a year-end basis, customer deposits were down $0.5 billion to $9.5 billion from $10.0 billion at the end of 2016. The decrease was largely a result of certain term deposits which expired during the year being retained in Butterfield Money Market Funds, which do not form part of the Bank's Balance Sheet, but generate fees as AUM.
Customer demand deposits, which include checking accounts (both interest bearing and non-interest bearing), savings and call accounts, totaled $7.8 billion, or 82.0% of total customer deposits at the end of 2017, compared to $8.2 billion, or 81.6%, at the end of 2016. Customer term deposits increased by $0.1 billion to $1.7 billion compared to the prior year. The cost of funds on deposits improved from 12 basis points in the full year ended 2016 to 11 basis points in 2017 as a result of an increase in average non-interest bearing deposits by $0.4 billion to $2.4 billion.
See "Note 10: Customer deposits and deposits from banks" to our audited consolidated financial statements as of December 31, 2017 for additional tables and information.
Borrowings
We have no issuances of certificates of deposit ("CD"), commercial paper ("CP") or senior notes outstanding and have no CD or CP issuance programs. We use funding from the inter-bank market as part of interest rate and liquidity management. As of December 31, 2017, deposits from banks totaled $12.5 million, a decrease of $11.3 million from the prior year. This decrease was due to a decrease in a Nostro account placed with one of our jurisdictions.
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
As of December 31, 2017, we had a net obligation for employee future benefits in the amount of $128.8 million, down $11.2 million (8.0%) from $140.0 million at the end of 2016. The increase was driven by funding to the Bermuda defined benefit pension, partially offset by valuation changes caused by increased healthcare costs.
See "Note 11: Employee benefits plans" to our audited consolidated financial statements as of December 31, 2017 for additional tables and information.
Long-Term Debt, Interest Payments and Maturities
We had outstanding issuances of long-term debt with a carrying value of $117.0 million as of December 31, 2017 and 2016, all issued in US Dollars. As of December 31, 2017, $52.2 million of our outstanding long-term debt was eligible for inclusion in our Tier 2 regulatory capital base and was limited to 50% of Tier 1 capital, down from $70.2 million at the end of 2016. There were no other significant movements in long-term debt during the period from December 31, 2016 to December 31, 2017.
The following table presents the contractual maturity, interest rates and principal outstanding as of December 31, 2017:

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
See "Note 19: Long-term debt" to our audited consolidated financial statements as of December 31, 2017 for additional information.
Other Liabilities
Other liabilities include derivative liabilities, current employee salaries and benefits payable and related payroll tax, as well as sundry liabilities. Other liabilities increased by $19.8 million to $119.8 million as of December 31, 2017. This increase was a result of a payable for a pending trade which was unsettled over the year-end date and a slight increase in derivative positions from the prior year. These derivatives were client service foreign exchange derivatives which are economically hedged and result in no foreign exchange gains or losses.

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

	December 31, 2017			December 31, 2016
(in millions of $)	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	186.4	178.2	8.3	242.4	242.4	—
Letters of guarantee	5.3	5.3	0.1	4.8	4.8	—
Total	191.7	183.4	8.3	247.2	247.2	—
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

(in millions of $)	December 31, 2017	December 31, 2016
Commitments to extend credit	602.7	412.6
Documentary and commercial letters of credit	1.3	1.1
Total unfunded commitments to extend credit	604.0	413.6
The Bank has a facility by one of its custodians, whereby the Bank may offer up to $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31, 2017, $77.0 million (December 31, 2016: $110.3 million) of standby letters of credit were issued under this facility.

Contractual Obligations
The following table presents our outstanding contractual obligations as of December 31, 2017:

(in millions of $)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long term debt(1)	117.0	47.0	45.0	—	25.0
Operating lease obligations	16.5	3.7	5.7	5.0	2.1
Sourcing arrangements(2)	56.9	16.4	28.6	11.9	—
Term deposits	1,714.0	1,655.0	59.0	—	—
Other obligations	17.9	6.7	1.8	18.7	2.8
Total outstanding contractual obligations	1,922.2	1,728.8	140.1	35.6	30.0
______________________________

(1)	Long-term debt excludes interest.

(2)
We also have an outstanding contractual obligation relating to a five-year agreement entered into in November 2016 with DXC (previously HP) to supply technology infrastructure and application development management, information security and technical support for our locations in Bermuda and the Cayman Islands. Under our agreement with DXC, server management and maintenance, technology field support, application support and development and help desk functions are managed by DXC. Our obligations to DXC under this agreement amounted to $56.9 million as of December 31, 2017 (December 31, 2016: $169.8 million).

See "Note 12: Credit-related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as of December 31, 2017 for additional information.
Interest expense on our contractual obligations relates primarily to term deposits and our long-term debt. Interest expense on term deposits was $8.6 million for the year-ended December 31, 2017, compared to $7.7 million and $10.6 million for the years ended December 31, 2016 and 2015, respectively. Movements in interest expense on term deposits are due primarily to volume or rate movements, with yearly average term deposits of $2.1 billion, $2.2 billion and $2.1 billion for 2017, 2016 and 2015, respectively. The increase in the expense is related primarily to rates in Cayman, which increased by 19 basis points in 2017 due to certain higher rate deposits opened during the year.
During the year-ended December 31, 2017, none of the rates on any tranches of our long-term debt reset. However, as the 2003 issuance - Series B and 2005 issuance - Series B are both on floating rates fixed to LIBOR, which increased during the year, interest expense on commitments increased by $1.3 million due to both the increase in rates paid on term deposits and the increased floating rate paid on LIBOR based long-term debt. For the year ended December 31, 2016, interest expense on commitments decreased by $0.4 million compared to 2015 as during July 2015, the rate on the 2005 issuance - Series B moved from fixed to floating, giving 2016 a full year at the lower floating rate versus a partial year in 2015.
Repurchase Agreements
We also obtain funds from time to time from the sale of securities to institutional investors under repurchase agreements. In a repurchase agreement transaction, we will generally pledge investment securities as collateral in a borrowing transaction, agreeing to repurchase the identical security on a specified later date, generally not more than 90 days, at a price greater than the original sales price. The difference between the sale price and repurchase price is the cost of the use of the proceeds, or interest expense. The investment securities underlying these agreements may be delivered to securities dealers who arrange such transactions as collateral for the repurchase obligation. Repurchase agreements represent a cost competitive funding source and also provide liquidity on agency paper for us. However, we are subject to the risk that the borrower of the securities may default at maturity and not return the collateral. In order to minimize this potential risk when entering into such transactions, we generally deal with large, established investment brokerage firms with whom we have master repurchase agreements. Repurchase transactions are accounted for as collateralized financing arrangements rather than as sales of such securities, and the obligation to repurchase such securities is reflected as a liability in our consolidated financial statements. As of December 31, 2017 and 2016, there were no repurchase agreements outstanding.
Shareholders' Equity
Shareholders' equity increased during the year ended December 31, 2017 by $112.1 million to $822.9 million.
Increases totaling $181.8 million included:

•	$153.3 million of net income for the year;

•	$6.9 million from net change in unrealized gains (losses) on AFS investments;

•	$2.6 million of translation adjustments on foreign operations;

•	$5.9 million from adjustments to employee benefit plans;

•	$8.1 million for share-based settlements;

•	$4.5 million of share-based settlement for stock options exercised; and

•	$0.5 million of other smaller adjustments.
These increases were offset by the following decrease of $69.7 million:

•	$69.7 million of common share dividends.
Liquidity
We define liquidity as our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management.

Sources and Uses of Cash
Our primary sources of cash are (i) cash obtained from deposits, (ii) long-term debt, and (ii) cash from operations. Our primary uses are (i) the payment of our operating expenses, (ii) payment of dividends on our preference and common shares and guarantee fees, (iii) as repayment of certain maturing liabilities and (iv) extraordinary requirements for cash, such as acquisitions. We had $1.5 billion of cash and cash equivalents as of December 31, 2017 and $2.1 billion as of December 31, 2016, as well as $3.8 billion and $4.0 billion, respectively, of liquid securities, the balance of which could be sold to meet liquidity requirements. In our opinion, the Bank’s working capital is sufficient for the Bank’s present requirements.
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
We continuously monitor and make adjustments to our liquidity position by adjusting the balance between sources and uses of funds as we deem appropriate. Our primary measures of liquidity include monthly cash flow analysis under ordinary business activities and conditions and under situations simulating a severe run on the Bank. The Bank strives to use a cautious liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically the Bank manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology. The results of these measures and analysis are incorporated into our liquidity contingency plan, which provides the basis for the identification of our liquidity needs. For more information, see "Risk Management — Liquidity Risk".
Capital Resources
We have financed our operations, growth and cash needs primarily through income from operations and issuances of debt and equity securities. We believe that our cash on hand and cash flows from operations will be sufficient to repay our outstanding debt as it matures. In the future, we may need to incur additional debt or issue additional equity securities, which we may be unable to do or to do on favorable terms.
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
Effective January 1, 2015, the BMA implemented the capital reforms proposed by the BCBS and referred to as the Basel III regulatory framework. Basel III aims to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. Basel III adopts CET1 capital as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio, Liquidity Coverage Ratio ("LCR") and Net Stable Funding Ratio ("NSFR") regimes.

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

•
Counter-cyclical buffer of up to 2.5% composed of CET1-eligible capital may be implemented by the BMA when macroeconomic indicators provide an assessment of excessive credit or other pressures building in the banking sector, potentially increasing the CET1, Tier 1 and total capital ratios by up to 2.5%. No counter-cyclical buffer has been implemented to date;

•	Leverage ratio must be at 5.0% or higher;

•	LCR with a minimum requirement of 100%, subject to the phase-in rules; and

•	NSFR with a minimum requirement of 100%, with implementation effective for Bermuda banks from January 1, 2018.
The minimum capital ratio requirements set forth above do not reflect additional Pillar II add-on requirements that the BMA may impose upon us as a prudential measure from time to time. As of January 1, 2018, our minimum total capital ratio required by the BMA is 15.5% and our minimum CET1 ratio requirement is 8.8%. As of the date hereof, we expect that our minimum total capital ratio requirement at January 1, 2019 may be 16.2% (inclusive of the minimum required total capital ratio of 10.5% as described above). However, as our capital requirements remain under continuous review by the BMA pursuant to its prudential supervision, we cannot guarantee that the BMA will not seek higher total capital ratio requirements at any time.
In December 2017, the BCBS published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as "Basel IV"). Among other things, these standards revise the BCBS's standardized approach for credit risk (including by recalibrating risk weights and introducing new segmentations for exposures) and provides a new standardized approach for operational risk capital. Under the BCBS framework, these standards will generally be effective on January 1, 2022, with an aggregate output floor phasing in through January 1, 2027. The impact of these standards on us will depend on the manner in which they are implemented by the BMA.
The following table sets forth our capital adequacy as of December 31, 2017 and 2016 in accordance with the Basel III framework:

	As of December 31,
(in millions of $)	2017	2016
Capital
Tier 1 capital	772.3	666.8
Common Equity Tier 1	772.3	666.8	(2)
Tier 2 capital	74.0	102.7
Total capital	846.3	769.6
Risk Weighted Assets
Cash due from banks and investments	1,010.4	1,069.8
Loans	2,075.6	2,152.9
Other assets	253.8	258.8
Off-balance sheet items	259.5	251.8
Operational risk charge	654.9	632.1
Total risk-weighted assets	4,254.2	4,365.4
Capital Ratios (%)
Common Equity Tier 1	18.2%	15.3%	(2)
Tier 1 total	18.2%	15.3%	(2)
Total capital	19.9%	17.6%	(2)
Leverage ratio	6.9%	5.8%	(2)

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
CET 1 capital increased primarily due to the earnings on the year, offset by cash dividends declared. Tier 2 capital decreased due to the continued impact of Basel III phase-out rules on our non-qualifying long-term debt's eligibility for inclusion as Tier 2 capital as well as a decrease in the general provision due to lower provisioning rates. RWA declined due to a decrease in customer deposits as well as the disciplined deployment of capital. As of December 31, 2017, we were in compliance with the transitional minimum LCR of 80% as well as the minimum LCR of 100% which will be applicable to us when the Basel III regulatory framework has been fully phased-in in 2019.
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

Share Buy-Back Program
We initially introduced two share buy-back programs on May 1, 2012 as a means to improve shareholder liquidity and facilitate growth in share value. Each program was approved by the Board for a period of 12 months, in accordance with the regulations of the BSX and NYSE. The BSX is advised monthly of shares purchased pursuant to each program.
Common Share Buy-Back Program
Effective April 1, 2014, the Board approved the 2014 common share buy-back program authorizing the purchase for treasury of up to 1.5 million common shares.
On February 26, 2015, the Board approved, with effect from April 1, 2015, the 2015 common share buy-back program, authorizing the purchase for treasury of up to 0.8 million common shares.
On February 19, 2016, the Board approved, with effect from April 1, 2016, the 2016 common share buy-back program, authorizing the purchase for treasury of up to 0.8 million common shares. The repurchase of shares pursuant to the buy-back program is subject to the approval of the BMA. However, this program expired on March 31, 2017.
On February 15, 2018, the Board approved, with effect on April 1, 2018, the 2018 common share buy-back program, authorizing the purchase for treasury of up to 1.0 million common shares. The repurchase of shares pursuant to the buy-back program is subject to the approval of the BMA and NYSE. The timing and amount of repurchase transactions will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.
Total common share buy-backs for the years ending December 31, 2017, 2016, 2015, 2014 and 2013, are as follows:

	For the year ending December 31,
	2017	2016	2015	2014	2013	Total
Acquired number of shares (to the nearest share)	—	97,053	250,371	856,734	403,848	1,608,006
Average cost per common share (in $)	—	16.36	19.42	19.86	13.89	18.08
Total cost (in $)	—	1,588,189	4,862,248	17,018,412	5,610,907	29,079,756
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
Total preference share buy-backs for the years ending December 31, 2017, 2016, 2015, and 2014 are as follows:

	For the year ending December 31,
	2017	2016	2015	2014	2013	Total
Acquired number of shares (to the nearest share)	—	—	183	560	11,972	12,715
Average cost per common share (in $)	—	—	1,151.55	1,172.26	1,230.26	1,226.57
Total cost (in $)	—	—	210,734	656,465	14,728,624	15,595,823
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
Warrants
Following the capital raise on March 2, 2010, the terms of the 427,960 warrants with an exercise price of $70.10 previously issued to the Government of Bermuda in conjunction with the issuance of the preference shares in 2009 were adjusted in accordance with the terms of the Guarantee. Subsequently, the Government of Bermuda held 0.43 million (2016: 0.43 million) warrants with an exercise price of $34.72 (2016: $34.72) with an expiration date of June 22, 2019. On December 16, 2016, the Bank announced that it had repurchased for cancellation all of the outstanding warrants for $0.1 million.
Dividends

During the year ended December 31, 2017, we paid cash dividends totaling $69.7 million or $1.28 for each common share on record as of the related record dates (2016: $19.3 million or $0.40 for each common share on record). The Board declared these dividends as a quarterly dividend of $0.32 per common share for each quarter of 2017.
The Board also declared dividends of $0.10 per common share for each of the first three quarters of 2016, and $0.32 per share for the fourth quarter of 2016. These per share amounts reflect the reverse share split that the Bank effected on September 6, 2016. For more information, see "Risk Factors – Risks Relating to the Common Shares – Holders of our common shares may not receive dividends".
During the year ended December 31, 2016, we declared the full 8.00% cash dividends on preference shares in the first three quarters and then redeemed the preference shares in December 2016. Preference share dividends declared and paid were $14.6 million during 2016. Guarantee fees paid to the Government of Bermuda were $1.7 million during 2016.
Cash Flows
2017 vs. 2016
Cash due from banks was $1.5 billion as of December 31, 2017, compared to $2.1 billion as of December 31, 2016. The increase is described below by category of operating, investing and financing activities.
For the year ended December 31, 2017, net cash provided by operating activities totaled $241.7 million (2016: $178.2 million). Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Cash provided by operating activities increased by $63.5 million from 2016 to 2017, due primarily to an increase in net income and movements in other assets and employee future benefits. This was partially offset by movements in provision for credit losses.
Net cash used in investing activities for the year ending December 31, 2017 totaled $168.6 million, compared to cash used in investing activities of $1,199.8 million in 2016. The $1,031.2 million decrease in cash used in investing activities in 2017 was mainly attributable to lower purchases of AFS securities and movements in short-term investment balances. This was partially offset by movements in loan balances and trading investments.
Net cash used in financing activities totaled $686.3 million in 2017, compared to net cash provided by financing activities of $939.6 million in 2016. The $1,625.9 million decrease is mainly due to a decrease in demand and term deposits and the proceeds from the issuance of common shares, net of underwriting discounts and commissions realized in the prior year. This was partially offset by cash disbursed to redeem and cancel all of the outstanding preference shares in the prior year.
2016 vs. 2015
Cash due from banks was $2.1 billion as of December 31, 2016, compared to $2.3 billion as of December 31, 2015. The decrease is described below by category of operating, investing and financing activities.
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

Segment Overview
The Bank manages its segments on a geographic basis which are grouped into the following six business segments based on the geographic location of the Bank's operations: Bermuda, the Cayman Islands, Guernsey, Switzerland, The Bahamas and the United Kingdom. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expense. Loan participation revenue and expenses are allocated pro-rata based on the percentage of the total loan funded by each jurisdiction participating in the loan.
Note that the operations of Switzerland and The Bahamas are not included in the following discussion due to their small scale of operations and their immaterial impact to the Bank's overall results.
Bermuda (Including Head Office)
For more than 150 years, Bermuda has served as home to our headquarters and remains our largest jurisdiction in terms of number of employees, Banking Center locations and business volume. The following table provides certain financial information for our Bermuda segment for the years ended December 31, 2017, 2016 and 2015.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2017	2016	2015	2016 to 2017	2015 to 2016	2016 to 2017	2015 to 2016
Net interest income	179.9	162.1	145.1	17.8	17.0	11.0%	11.7%
Provision for credit losses	4.6	(7.3)	(3.6)	11.9	(3.7)	(163.0)%	102.8%
Non-interest income	81.4	71.8	61.1	9.6	10.7	13.4%	17.5%
Net revenue before other gains (losses)	265.9	226.6	202.5	39.3	24.1	17.3%	11.9%
Operating expenses	(192.0)	(164.5)	(159.5)	(27.5)	(5.0)	16.7%	3.1%
Net income before other gains (losses)	73.9	62.1	43.0	11.8	19.1	19.0%	44.4%
Total other gains (losses)	2.8	1.4	(2.5)	1.4	3.9	100.0%	(156.0)%
Net income	76.7	63.5	40.5	13.2	23.0	20.8%	56.8%

Summary Balance Sheet	As of December 31,
(in millions of $)	2017	2016	Dollar change	Percent change
Customer deposits	5,253	5,947	(694)	(11.7)%
Loans, net of allowance for credit losses	2,010	1,997	13	0.7%
Total assets	5,930	6,765	(835)	(12.3)%
Assets under administration
Custody and other administration services	19,612	17,904	1,708	9.5%
Trust	47,774	50,118	(2,344)	(4.7)%
Assets under management
Butterfield Funds	1,842	1,659	183	11.0%
Other assets under management	1,903	1,777	126	7.1%
Total assets under management	3,745	3,436	309	9.0%
Number of employees	590	668	(78)	(11.7)%
2017 vs. 2016
Net income before other gains and losses was $73.9 million for the year ended December 31, 2017, up by $11.8 million from $62.1 million in the prior year. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses.
Net interest income before provision for credit losses increased by $17.8 million to $179.9 million in 2017, driven primarily by increased investment income due to a higher average balance of investments along with a higher yield, increased loan interest income resulting from the increases in the Bermuda base rate, increased deposit income from higher average balances, and lower deposit expense due to a lower average volume of interest bearing deposits.
Provision for credit losses was a release of $4.6 million which was up $11.9 million from an expense in the prior year. This resulted primarily from releases from the general provision, compared to provisions for commercial loans and residential mortgages that were taken in the prior year.
Non-interest income increased by $9.6 million to $81.4 million in 2017. This was primarily driven by increased asset management fees, which grew $4.7 million from the prior year primarily driven by higher fees earned on the Butterfield Money Market Funds.
Operating expenses increased by $27.5 million to $192.0 million in 2017 due primarily to increased salary and other employee benefit costs, resulting from increased post-retirement medical costs and higher discretionary compensation, increased professional and other outside services costs, resulting from costs associated with the first year of Sarbanes-Oxley compliance implementation and the costs associated with the implementation of a new compliance system. This increase was further augmented by an increase in indirect taxation, resulting from a new asset-based tax, higher payroll tax and the costs of the Bermuda Deposit Insurance program, and increased marketing expenses resulting from marketing initiatives during the America's Cup in Bermuda.

Other gains of $2.8 million during the year were favorable by $1.4 million compared to net gains of $1.4 million. Other gains in 2017 were due primarily to a $2.6 million receipt from a liquidation distribution on a pass-through note which was previously fully impaired in 2010 and $1.7 million of realized gains upon the sale of certain AFS investments.
Total assets as of December 31, 2017 were $5.9 billion, down $0.8 billion from December 31, 2016. Customer deposits ended 2017 at $5.3 billion, down $0.7 billion from the end of 2016 from deposits where certain term deposits, which expired during the year, were placed into Butterfield Money Market Funds, and loan balances ended 2017 at $2.0 billion, relatively flat from the end of 2016.
Client assets under administration for the trust and custody businesses as of December 31, 2017 were $47.8 billion and $19.6 billion, respectively, while assets under management were $3.7 billion. This compares with $50.1 billion, $17.9 billion and $3.4 billion, respectively, as of December 31, 2016.
2016 vs. 2015
Net income before other gains and losses was $62.1 million for the year ended December 31, 2016, up by $19.1 million from $43.0 million in the prior year. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses.
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
 Non-interest income increased by $10.7 million to $71.8 million in 2016, due primarily to increased trust revenue, which was up $4.6 million from the prior year, and increased asset management revenue, which was up $4.4 million from the prior year, both of which are primarily driven by the acquisition of HSBC Bermuda’s private banking investment management and trust businesses.
 Operating expenses increased by $5.0 million to $164.5 million in 2016 due primarily to a non-core share based compensation expense as a result of the vesting of legacy 2010 performance options, increased salary and other employee benefit costs which were primarily driven by increased headcount from the onboarding of staff from the HSBC Bank Bermuda acquisition, partially offset by lower project-related professional fees.
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
We have continued to enhance our client delivery channels including online and mobile banking, and introduced Chip & PIN enabled and American Airlines affinity credit card products in the market. With three Banking Centers in desirable locations and 14 ATMs strategically located in Grand Cayman, we continue to be a leading provider of financial services locally. The following table provides certain financial information for our Cayman Islands segment for the years ended December 31, 2017, 2016 and 2015.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2017	2016	2015	2016 to 2017	2015 to 2016	2016 to 2017	2015 to 2016
Net interest income	86.1	80.0	66.9	6.1	13.1	7.6%	19.6%
Provision for credit losses	1.0	2.1	(0.5)	(1.1)	2.6	(52.4)%	(520.0)%
Non-interest income	46.0	41.4	39.5	4.6	1.9	11.1%	4.8%
Net revenue before other gains (losses)	133.1	123.5	106.0	9.6	17.5	7.8%	16.5%
Operating expenses	(59.4)	(60.6)	(58.1)	1.2	(2.5)	(2.0)%	4.3%
Net income before other gains (losses)	73.7	62.9	47.9	10.8	15.0	17.2%	31.3%
Total other gains (losses)	—	(0.5)	(0.8)	0.5	0.3	(100.0)%	(37.5)%
Net income	73.7	62.4	47.1	11.3	15.3	18.1%	32.5%

Summary Balance Sheet	As of December 31,
(in millions of $)	2017	2016	Dollar change	Percent change
Customer deposits	2,935	3,024	(89)	(2.9)%
Loans, net of allowance for credit losses	953	1,182	(229)	(19.4)%
Total assets	3,242	3,393	(151)	(4.5)%
Assets under administration
Custody and other administration services	2,168	2,323	(155)	(6.7)%
Trust	5,083	4,018	1,065	26.5%
Assets under management
Butterfield Funds	129	76	53	69.7%
Other assets under management	727	770	(43)	(5.6)%
Total assets under management	856	846	10	1.2%
Number of employees	270	304	(34)	(11.2)%
2017 vs. 2016
Net income before other gains and losses for the year ended December 31, 2017 was $73.7 million, up by $10.8 million from $62.9 million in 2016. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses.
Net interest income before provision for credit losses was $86.1 million in 2017, an improvement of $6.1 million compared to 2016. The increase from 2016 to 2017 was driven primarily by an improvement in investment income which was up by $7.1 million from 2016 to 2017 as a result of an increase in average AFS and HTM investment balances, along with a 22 basis point increase in yield. Deposit liability costs increased from $2.0 million in 2016 to $2.9 million in 2017 as a result of slightly higher term deposit rates.
Provision for credit losses was a recovery of $1.0 million in 2017, representing a decrease of $1.1 million compared to credit losses in 2016. This decrease was primarily a result of a revision to the country risk factor applied in 2017.
Non-interest income was $46.0 million, up $4.6 million from 2016 due primarily to volume driven increases in banking fees led by account service charges, wire transfer and card volumes, and foreign exchange income which increased due to higher volumes.
Operating expenses decreased by $1.2 million from 2016 to 2017, to $59.4 million, driven primarily by decreased costs in technology and communication, professional services and loan servicing fees as well as increased inter-company charges.
Other gains and losses for the year ended December 31, 2017 were nil, an increase of $0.5 million from losses in the prior year, which resulted primarily from investment sales as a part of the strategic repositioning of the investment portfolio and a write-down on other real estate owned in the prior year.
Total assets as of December 31, 2017 were $3.2 billion, down $0.2 billion from the end of 2016, reflecting lower total deposit levels. Net loans decreased $0.2 billion from year-end 2016 to year-end 2017 at $1.0 billion due to a decrease in intercompany loan subparticipation.
Client assets under administration for the trust and custody businesses were $5.1 billion and $2.2 billion, respectively, while assets under management were $0.9 billion at the end of 2017. This compares with $4.0 billion, $2.3 billion and $0.8 billion, respectively, on December 31, 2016.
2016 vs. 2015
Net income before other gains and losses for the year ended December 31, 2016 was $62.9 million, up by $15.0 million from $47.9 million in 2015. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses.
Net interest income before provision for credit losses was $80.0 million in 2016, an improvement of $13.1 million compared to 2015. The increase from 2015 to 2016 was driven primarily by an improvement in loan income of $5.8 million from a $99.6 million increase in average loans attributable largely to increased inter-group loan participation levels and investment income which was up by $7.0 million from 2015 to 2016 as a result of an increase in average AFS and HTM investment balances. Deposit liability costs decreased from $2.1 million in 2015 to $2.0 million in 2016 following the balance run-off on a high interest notice deposit product and impact of low to negative rates on currency demand deposits.
Provision for credit losses was a recovery of $2.1 million in 2016, representing an increase of $2.6 million compared to credit losses in 2015. This decrease was primarily a result of a revision to the country risk factor applied in 2016.
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

Guernsey
In Guernsey, we offer private banking, lending, asset management, custody, administered banking and fiduciary services. The following table provides certain financial information for our Guernsey segment for the years ended December 31, 2017, 2016 and 2015.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2017	2016	2015	2016 to 2017	2015 to 2016	2016 to 2017	2015 to 2016
Net interest income	22.7	14.1	16.6	8.6	(2.5)	61.0%	(15.1)%
Provision for credit losses	0.2	(0.4)	(0.1)	0.6	(0.3)	(150.0)%	300.0%
Non-interest income	23.0	24.6	26.2	(1.6)	(1.6)	(6.5)%	(6.1)%
Net revenue before other gains (losses)	45.9	38.3	42.7	7.6	(4.4)	19.8%	(10.3)%
Operating expenses	(39.8)	(35.5)	(39.9)	(4.3)	4.4	12.1%	(11.0)%
Net income before other gains (losses)	6.1	2.8	2.8	3.3	—	117.9%	—%
Total other gains (losses)	(0.2)	(1.0)	(1.1)	0.8	0.1	(80.0)%	(9.1)%
Net income	5.9	1.8	1.7	4.1	0.1	227.8%	5.9%

Summary Balance Sheet	As of December 31,
(in millions of $)	2017	2016	Dollar change	Percent change
Customer deposits	1,336	967	369	38.2%
Loans, net of allowance for credit losses	856	519	337	64.9%
Total assets	1,564	1,133	431	38.0%
Assets under administration
Custody and other administration services	5,754	4,449	1,305	29.3%
Trust	26,530	28,262	(1,732)	(6.1)%
Assets under management
Butterfield Funds	91	56	35	62.5%
Other assets under management	318	338	(20)	(5.9)%
Total assets under management	409	394	15	3.8%
Number of employees	207	209	(2)	(1.0)%
2017 vs. 2016
Our Guernsey segment posted net income before gains and losses of $6.1 million in 2017, an increase of $3.3 million when compared to 2016. This movement is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses.
Net interest income before provision for credit losses increased by $8.6 million to $22.7 million in 2017, compared to $14.1 million in 2016, primarily due a $8.7 million increase in loan interest income, due to increased participation in United Kingdom loans. During the year, Guernsey began funding all of the loans underwritten in the United Kingdom. Partially offsetting this was a $1.5 million increase in interest expense, principally from a 1 basis point increase in the cost of deposits.
Provision for credit losses was a release of $0.2 million, compared to an expense of $0.4 million in 2016 due to decreased general provisioning rates on United Kingdom exposures compared to the prior year.
Non-interest income decreased by $1.6 million to $23.0 million in 2017, attributable to a decrease in custody fees due to expired mandates and decreases in trust revenue due to lower billable time spent servicing clients.
Operating expenses of $39.8 million in 2017 were $4.3 million higher than 2016, partially due to adverse exchange rate movements. In local currency, salaries and other staff benefits were higher than the prior year resulting from increased discretionary incentive costs as well as higher technology expenses from increased infrastructure investment.
Other losses for 2017 were $0.2 million, an improvement by $0.8 million compared to net losses of $1.0 million in 2016, due a further revision to the purchase price allocation of the Legis transaction in 2017, relative to a higher revision in 2016 due to positive results during a previously established earn-out period. Net income after gains and losses was $5.9 million in 2017, an increase of $4.1 million from $1.8 million in 2016.
Total assets of $1.6 billion as of December 31, 2017, an increase from $1.1 billion as of December 31, 2016 primarily from an increase in customer deposits and loan origination growth from the UK jurisdiction, which was funded by Guernsey.
At the end of 2017, client assets under administration for the trust and custody businesses were $26.5 billion and $5.8 billion, respectively, while assets under management were $0.4 billion. This compares with $28.3 billion, $4.4 billion and $0.4 billion, respectively, as of December 31, 2016.

2016 vs. 2015
Our Guernsey segment posted net income before gains and losses of $2.8 million in 2016, flat when compared to 2015. This was the result of the following movements in net interest income, provision for credit losses, non-interest income and operating expenses.
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
United Kingdom
In the United Kingdom in 2017, we provided residential property lending services. In previous years, we provided a range of traditional private banking, lending, treasury and investment management services, inclusive of the provision of family office services to high net worth international clients through the expertise within the Butterfield Group. In early 2016, we announced the orderly wind-down of the deposit-taking and investment management and custody businesses in the United Kingdom. The following table provides certain financial information for our United Kingdom segment for the years ended December 31, 2017, 2016 and 2015.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2017	2016	2015	2016 to 2017	2015 to 2016	2016 to 2017	2015 to 2016
Net interest income	1.0	2.1	10.5	(1.1)	(8.4)	(52.4)%	(80.0)%
Provision for credit losses	—	1.1	(1.5)	(1.1)	2.6	(100.0)%	(173.3)%
Non-interest income	4.0	3.9	6.3	0.1	(2.4)	2.6%	(38.1)%
Net revenue before other gains (losses)	5.0	7.1	15.3	(2.1)	(8.2)	(29.6)%	(53.6)%
Operating expenses	(6.5)	(20.3)	(22.3)	13.8	2.0	(68.0)%	(9.0)%
Net income before other gains (losses)	(1.5)	(13.2)	(7.0)	11.7	(6.2)	(88.6)%	88.6%
Total other gains (losses)	(1.4)	1.2	(5.1)	(2.6)	6.3	(216.7)%	(123.5)%
Net income (loss)	(2.9)	(12.0)	(12.0)	9.1	—	(75.8)%	—%

Summary Balance Sheet	As at December 31,
(in millions of $)	2017	2016	Dollar change	Percent change
Total assets	34	152	(118)	(77.6)%
Number of employees	22	23	(1)	(4.3)%
2017 vs. 2016
The United Kingdom segment recorded a net loss before gains and losses of $1.5 million in 2017, an improvement of $11.7 million when compared to a loss of $13.2 million in 2016. This movement is due principally to the following movements in net interest income, provision for credit losses and operating expenses.
Net interest income before provision for credit losses of $1.0 million was down $1.1 million from $2.1 million in 2016. The decrease was due primarily to reduced loan interest income, which resulted from the participation of all existing loans to other group jurisdictions for all of 2017. The only interest income earned was on loan commitment fees, which was relatively flat from 2016. The prior year included $0.2 million of interest income on investments, as well as interest income earned on loans prior to them being subparticipated out to other jurisdictions.
Provision for credit losses was a recovery of nil in 2017 compared to a loss of $1.1 million in 2016. Provisions for credit losses are recorded in the jurisdiction which funds the loan, and as the loan book for the United Kingdom is funded by other jurisdictions by the end of 2017, no provision is recorded in the United Kingdom jurisdiction. The recovery in 2016 is due to two factors: the recovery of certain specific provisions on commercial properties, and the sub-participation of the entire loan book to other group jurisdictions, thereby transferring the risks associated with those loans.

Operating expenses of $6.5 million in 2017 were $13.8 million lower than in 2016, due primarily to lower salaries, technology and communications and professional and outside services charges, all due to the smaller continuing operations, which was further augmented by restructuring charges of $1.4 million recorded in 2017, a reduction of $1.8 million compared to $4.6 million recorded in 2016. The decreased restructuring charges were primarily a result of staff redundancy costs and related professional fees incurred in 2016, and have been included as non-core expenses.
Other gains in 2017 were $1.4 million, down $2.6 million from gains in 2016 of $1.2 million due primarily to the write-off of a receivable balance, compared to a change in unrealized gains recorded in 2016 pertaining to certain US government and federal agency securities.
Total assets at the end of 2017 were down from total assets at the end of 2016, decreasing by $118.0 million to $33.5 million. Loan balances and customer deposit balances both decreased to nil as loans were all participated by other group jurisdictions and all depositors were repaid, compared to year-end 2015 position at $0.4 billion and $0.6 billion, respectively.
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
Even minor changes in the level of estimated losses can significantly affect management's determination of the appropriate allowance because those changes must be applied across a large portfolio. To illustrate, an increase in estimated losses equal to one percent of our residential mortgage loan portfolio would result in a $24.9 million increase in the allowance, and a corresponding decrease to net income, or a $0.46 decrease in basic earnings per common share. The same increase in estimated losses for the commercial loan and commercial mortgage portfolio would result in a $11.3 million increase in the allowance and a corresponding decrease to net income, or a $0.21 decrease in basic earnings per common share. Such adjustments to the allowance for credit losses can materially affect financial results.

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
Recognition of Other-Than-Temporary Impairments on Investments
For debt securities, we consider a decline in fair value to be other-than-temporary when it does not expect to recover the entire amortized cost basis of the security. Investments in debt securities in unrealized loss positions are analyzed as part of our ongoing assessment of OTTI. When we intend to sell such securities or it is more likely than not that we will be required to sell the securities before recovering the amortized cost, we recognize an impairment loss equal to the full difference between the amortized cost basis and the fair value of those securities. When we do not intend to sell or it is more likely than not that we will hold such securities until recovering the amortized cost, we determine whether any credit losses exist to identify any OTTI.
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
There were no transfers between Level 1 and Level 2 during the years ended December 31, 2017 and 2016.
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
The valuation of goodwill is dependent on forward-looking expectations related to nationwide and local economic conditions and our associated financial performance. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects. We had $21.5 million as of December 31, 2017 and $19.6 million as of December 31, 2016 of goodwill, and the results of the impairment analysis for both annual periods resulted in no impairment being required.
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
See Note 11 "Employee benefit plans" to our audited consolidated financial statements as of December 31, 2017 for more information on our pension plans and post-retirement medical benefit plan, along with the key actuarial assumptions.

SELECTED STATISTICAL DATA
Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential
Average Balance Sheet and Interest Rates
The following table presents average consolidated balance sheets and net interest income for the years indicated:

	For the year ended December 31,
	2017			2016			2015
(in millions of $)	Average balance	Interest income/ expense	Average yield/ rate	Average balance	Interest income/ expense	Average yield/ rate	Average balance	Interest income/ expense	Average yield/ rate
Bermuda
Assets
Cash due from banks — Interest bearing	915.6	8.3	0.90%	933.3	4.3	0.46%	759.9	1.6	0.21%
Securities purchased under agreement to resell	70.2	1.3	1.85%	26.7	0.4	1.56%	—	—	—
Short-term investments	210.6	0.8	0.40%	405.9	1.4	0.34%	14.6	—	0.24%
Held-for-trading	0.9	—	—	0.7	—	—	0.4	—	—
Available-for-sale	2,171.6	42.5	1.96%	1,808.0	32.5	1.80%	1,447.5	33.5	2.32%
Held-to-maturity	665.3	19.4	2.91%	430.0	12.2	2.85%	210.6	6.4	3.07%
Investment in securities(1)	2,837.8	61.9	2.18%	2,238.7	44.7	2.00%	1,658.5	40.0	2.41%
Commercial	681.0	37.5	5.50%	815.1	40.9	5.00%	700.8	33.5	4.78%
Consumer	1,218.4	78.0	6.40%	1,343.9	79.2	5.88%	1,323.3	79.0	5.97%
Total loans, net of allowance for credit losses(2)	1,899.4	115.4	6.08%	2,159.0	120.0	5.55%	2,024.1	112.5	5.56%
Interest-earning assets	5,933.7	187.8	3.16%	5,736.9	170.9	2.98%	4,457.2	154.1	3.46%
Other assets	206.0			199.8			187.5
Total assets	6,139.6	187.8	3.06%	5,936.7	170.9	2.88%	4,644.7	154.1	3.32%
Liabilities
Customer deposits	3,738.9	(3.9)	0.10%	3,784.9	(5.6)	(0.15)%	2,820.8	(6.7)	(0.24)%
Bank deposits	4.7	(0.3)	6.99%	22.8	(0.2)	(1.01)%	1.8	—	(1.52)%
Interest bearing deposits	3,743.6	(4.2)	0.11%	3,807.6	(5.8)	(0.15)%	2,822.6	(6.7)	(0.24)%
Securities sold under agreement to repurchase	—	—	—%	16.0	(0.1)	(0.72)%	2.1	—	(0.39)%
Long-term debt	117.0	(5.0)	4.23%	117.0	(4.5)	(3.84)%	117.0	(4.9)	(4.15)%
Interest bearing liabilities	3,860.6	9.2	(0.24)%	3,940.7	(10.4)	(0.26)%	2,941.7	(11.5)	(0.39)%
Non-interest bearing current accounts	1,759.1			1,486.1			1,192.5
Other liabilities	177.6			175.7			154.1
Total liabilities	5,797.3	(9.2)	0.16%	5,602.5	(10.4)	(0.19)%	4,288.2	(11.5)	(0.27)%
Shareholders' equity	342.3			334.2			356.5
Total liabilities and shareholders' equity	6,139.6			5,936.7			4,644.7
Non-interest bearing funds net of non-interest-earning assets (free balance)	2,073.1			1,796.2			1,515.5
Net interest margin		178.6	3.01%		160.5	2.78%		142.5	3.20%
Net interest spread			3.22%			2.69%			3.05%
Ratio of average interest earning asset/ interest bearing liabilities	153.7%			145.6%			151.5%
Non-Bermuda
Assets
Cash due from banks — Interest bearing	1,074.5	6.2	0.58%	1,146.6	3.0	0.26%	1,311.6	3.2	0.24%
Short-term investments	101.8	0.6	0.55%	142.8	0.7	0.47%	321.8	1.7	0.54%
Held for trading	—	—	—%	132.7	1.7	1.30%	347.0	5.9	1.70%
Available-for-sale	1,143.8	22.8	1.98%	1,326.8	20.7	1.55%	1,025.3	17.5	1.71%
Held-to-maturity	592.2	16.8	2.83%	242.4	10.0	4.11%	186.3	6.2	3.32%
Investment in securities(1)	1,736.0	39.5	2.28%	1,701.9	32.4	1.90%	1,558.5	29.6	1.90%
Commercial	549.9	23.3	4.24%	615.5	24.9	4.05%	657.7	28.7	4.37%
Consumer	1,216.5	48.3	3.97%	1,146.6	43.0	3.75%	1,344.9	45.3	3.37%
Total loans, net of allowance for credit losses(2)	1,766.4	71.6	4.05%	1,762.1	68.0	3.86%	2,002.5	74.0	3.70%
Interest-earning assets	4,678.7	117.9	2.52%	4,753.4	104.0	2.18%	5,194.4	108.5	2.09%
Other assets	140.0			143.6			184.0
Total assets	4,818.7	117.9	2.45%	4,897.0	104.0	2.12%	5,378.5	108.5	2.02%
Liabilities
Customer deposits	3,680.6	(6.3)	(0.17)%	3,890.7	(6.0)	(0.15)%	4,318.2	(11.7)	(0.27)%
Bank deposits	20.8	(0.5)	(2.17)%	35.5	—	(0.08)%	15.9	(0.1)	(0.54)%
Interest bearing deposits	3,701.5	(6.7)	(0.18)%	3,926.2	(6.0)	(0.15)%	4,334.1	(11.7)	(0.27)%
Interest bearing liabilities	3,701.5	6.7	0.18%	3,926.2	(6.0)	(0.15)%	4,334.1	(11.7)	(0.27)%
Non-interest bearing current accounts	634.0			556.5			528.2
Other liabilities	76.8			(52.0)			42.8
Total liabilities	4,412.3	(6.7)	(0.15)%	4,430.6	(6.0)	(0.14)%	4,905.1	(11.7)	(0.24)%
Shareholders' equity	406.5			466.4			473.4
Total liabilities and shareholders' equity	4,818.7			4,897.0			537,850.0%
Non-interest bearing funds net of non-interest-earning assets (free balance)	977.3			827.3			860.3
Net interest margin		111.1	2.06%		98.0	2.06%		96.8	1.86%
Net interest spread			2.29%			1.99%			1.78%
Ratio of average interest earning asset/ interest bearing liabilities	126.4%			121.1%			119.9%
______________________________

(1)	Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)
Interest income and rates on loans include loan fees. Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense
The following table presents the amount of changes in interest income and interest expense from December 31, 2016 to December 31, 2017 and from December 31, 2015 to December 31, 2016, due to changes in both average volume and average rate. Changes not solely due to volume or rate have been allocated to volume.

	2017 compared to 2016			2016 compared to 2015
(in millions of $)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)
	Volume	Rate		Volume	Rate
Interest income related to:
Bermuda
Cash due from banks — Interest bearing	(0.17)	4.14	3.97	0.81	1.94	2.75
Securities purchased under agreement to resell	0.80	0.08	0.88	0.42	—	0.42
Short-term investments	(0.78)	0.24	(0.54)	1.32	0.01	1.33
Held-for-trading	—	—	—	—	—	—
Available-for-sale	7.04	3.00	10.04	6.55	(7.59)	(1.04)
Held-to-maturity	6.82	0.32	7.14	6.14	(0.34)	5.80
Total investment in securities(1)	13.86	3.33	17.18	12.69	(7.93)	4.76
Commercial	(7.49)	4.08	(3.41)	5.83	1.52	7.35
Consumer	(8.25)	7.02	(1.23)	1.42	(1.19)	0.23
Total loans, net of allowance for credit losses(2)	(15.73)	11.10	(4.64)	7.25	0.33	7.58
Total interest-earning assets	(2.02)	18.88	16.86	22.49	(5.65)	16.84
Interest expenses related to:
Customer deposits	0.06	1.62	1.69	(1.43)	2.52	1.09
Bank deposits	1.27	(1.36)	(0.10)	(0.21)	0.01	(0.20)
Securities sold under agreement to repurchase	—	0.12	0.12	(0.10)	(0.01)	(0.11)
Long-term debt	—	(0.46)	(0.46)	—	0.37	0.37
Total interest bearing liabilities	1.33	(0.08)	1.25	(1.74)	2.89	1.15
Change in net interest income	(0.69)	18.80	18.11	20.75	(2.76)	17.99
Non-Bermuda
Cash due from banks — Interest bearing	(0.43)	3.64	3.20	(0.42)	0.23	(0.19)
Short-term investments	(0.23)	0.12	(0.11)	(0.83)	(0.23)	(1.06)
Held-for-trading	(1.73)	—	(1.73)	(2.77)	(1.39)	(4.17)
Available-for-sale	(3.70)	5.79	2.08	4.74	(1.60)	3.14
Held-to-maturity	9.88	(3.15)	6.73	2.38	1.48	3.86
Total investment in securities(1)	4.45	2.64	7.09	4.35	(1.51)	2.83
Commercial	(2.78)	1.16	(1.63)	(1.71)	(2.09)	(3.80)
Consumer	2.78	2.51	5.28	(7.44)	5.17	(2.27)
Total loans, net of allowance for credit losses(2)	(0.01)	3.66	3.66	(8.34)	2.27	(6.07)
Interest rate swaps	—	—	—	—	—	—
Total interest earning assets	3.78	10.06	13.84	(5.24)	0.75	(4.49)
Interest expenses related to:
Customer deposits	0.38	(0.66)	(0.29)	0.64	5.03	5.67
Bank deposits	0.32	(0.74)	(0.42)	(0.02)	0.07	0.06
Total interest bearing liabilities	0.69	(1.40)	(0.71)	0.63	5.10	5.73
Change in net interest income	4.48	8.65	13.13	(4.61)	5.85	1.24
______________________________

(1)	Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)
Interest income and rates on loans include loan fees. Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.

Investment Portfolio
The following table sets forth the composition of our debt and equity securities as of the dates indicated measured at amortized cost of fair value. See Note 5 "Investment in securities" to our audited consolidated financial statements as of and for the year ended December 31, 2017 and 2016, included elsewhere in this report for further discussion.

	As of December 31,
(in millions of $)	2017	2016
Trading
Mutual funds	6.8	6.3
Total trading	6.8	6.3
Available-for-sale
US government and federal agencies	2,709.1	2,430.4
Non-US governments debt securities	26.2	27.0
Corporate debt securities	243.4	514.5
Asset-backed securities — Student loans	12.5	12.5
Commercial mortgage-backed securities	141.5	150.5
Residential mortgage-backed securities	184.7	197.8
Total available-for-sale	3,317.4	3,332.7
Held-to-maturity
US government and federal agencies	1,382.0	1,061.1
Total held-to-maturity	1,382.0	1,061.1
Total investment in securities	4,706.2	4,400.2

The following table presents an analysis of remaining contractual maturities and weighted average yields for interest bearing securities as of December 31, 2017. Yields on tax-exempt obligations have been computed on a tax-equivalent basis.

	Remaining term to maturity
(in millions of $)	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Total
Trading
Mutual funds	—	—	—	—	6.8	6.8
Total trading	—	—	—	—	6.8	6.8
Available-for-sale
US government and federal agencies	—	84.1	—	—	2,625.0	2,709.1
Non-US governments debt securities	0.7	3.2	22.4	—	—	26.3
Corporate debt securities	138.2	105.2	—	—	—	243.4
Asset-backed securities — Student loans	—	—	—	—	12.5	12.5
Commercial mortgage-backed securities	—	—	—	—	141.5	141.5
Residential mortgage-backed securities	—	—	—	—	184.7	184.7
Total available-for-sale	138.9	192.5	22.4	—	2,963.7	3,317.5
Held-to-maturity
US government and federal agencies	—	—	—	—	1,382.0	1,382.0
Total held-to-maturity	—	—	—	—	1,382.0	1,382.0
Total investment in securities	138.9	192.5	22.4	—	4,352.5	4,706.3
Weighted average yield(1)	2.30%	2.33%	2.30%	—%	2.63%
___________

(1)	Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.
As of December 31, 2017, no investment other than securities of the US Government and US Government agencies exceeded 10% of shareholders' equity.

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

	As of December 31,
	2017		2016		2015		2014		2013
		Non-		Non-		Non-		Non-		Non-
(in millions of $)	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda
Government	140.0	13.4	94.5	17.9	202.8	22.4	66.7	46.8	65.7	15.0
Commercial and industrial	197.3	173.7	130.2	201.7	121.5	221.2	137.1	251.4	129.9	270.8
Commercial overdrafts	18.6	2.9	22.6	2.8	35.0	5.7	48.1	11.2	57.8	8.1
Total commercial loans	355.9	190.0	247.3	222.3	359.2	249.4	251.9	309.4	253.4	293.9
Specific allowance for credit losses on commercial loans	(2.9)	—	(0.6)	—	(0.6)	—	(0.4)	(0.1)	(0.2)	(0.2)
Total commercial loans after specific allowance for credit loss	353.0	190.0	246.7	222.3	358.6	249.4	251.5	309.3	253.2	293.7
Commercial mortgage	346.1	189.7	364.0	217.6	415.7	249.6	415.3	281.7	417.1	332.5
Construction	24.5	23.7	24.5	4.4	5.4	8.2	—	20.6	—	13.5
Total commercial real estate loans	370.6	213.5	388.5	222.0	421.1	257.8	415.3	302.3	417.1	346.0
Specific allowance for credit losses on commercial real estate loans	(0.6)	—	(0.8)	—	(0.7)	(2.2)	(0.8)	(1.1)	(5.1)	—
Total commercial real estate loans after specific allowance for credit losses	370.0	213.5	387.7	222.0	420.4	255.6	414.5	301.2	412.0	346.0
Automobile financing	13.1	6.2	13.1	6.9	12.3	7.6	12.6	7.7	15.6	6.7
Credit card	57.8	21.2	57.7	20.8	59.1	19.8	58.5	20.7	60.8	16.1
Overdrafts	5.5	2.9	2.4	3.2	4.8	8.2	12.9	8.2	10.1	6.3
Other consumer	29.8	51.2	30.8	63.2	32.0	84.1	43.7	113.9	47.4	118.0
Total consumer loans	106.2	81.5	104.0	94.1	108.2	119.7	127.8	150.5	133.9	147.1
Specific allowance for credit losses on consumer loans	(0.3)	—	(0.3)	—	(0.3)	—	(0.4)	—	(0.2)	—
Total consumer loans after specific allowance for credit losses	105.9	81.5	103.7	94.1	107.9	119.6	127.4	150.5	133.7	147.1
Residential mortgage loans	1,156.1	1,338.6	1,205.5	1,131.1	1,243.2	1,290.8	1,270.9	1,238.6	1,309.6	1,239.9
Specific allowance for credit losses on residential mortgage loans	(8.7)	(1.2)	(9.6)	(0.6)	(13.4)	(1.9)	(14.8)	(1.4)	(13.2)	(3.1)
Total residential mortgage loans after specific allowance for credit losses	1,147.5	1,337.3	1,195.9	1,130.5	1,229.8	1,288.9	1,256.1	1,237.2	1,296.4	1,236.9
Total gross loans	1,988.8	1,823.5	1,945.2	1,669.5	2,131.8	1,917.7	2,065.8	2,000.8	2,114.1	2,026.9
Specific allowance for credit losses	(12.4)	(1.3)	(11.2)	(0.6)	(15.0)	(4.1)	(16.2)	(2.6)	(18.7)	(3.3)
General allowance for credit losses	(16.3)	(5.5)	(25.0)	(7.6)	(20.2)	(10.0)	(19.0)	(9.7)	(20.4)	(10.3)
Net loans	1,960.1	1,816.8	1,909.1	1,661.4	2,096.6	1,903.5	2,030.6	1,988.6	2,074.9	2,013.3

Maturity Profile of the Loan Portfolio
The following table presents certain items in our loan portfolio by contractual maturity as of December 31, 2017.

	As at December 31, 2017 Remaining term to average contractual maturity
(in millions of $) (audited)	Within 1 year	1 to 5 years	Over 5 years	Total
Bermuda
Commercial loans	91.8	160.6	103.5	355.9
Commercial real estate	111.5	137.9	121.2	370.6
Consumer loans	68.0	27.2	11.0	106.2
Residential mortgages	21.1	44.6	1,090.4	1,156.1
Total Bermuda	292.4	370.3	1,326.1	1,988.8
Non-Bermuda
Commercial loans	23.5	111.5	54.9	189.9
Commercial real estate	47.5	77.7	88.4	213.6
Consumer loans	37.4	28.5	15.6	81.5
Residential mortgages	169.3	628.8	540.4	1,338.5
Total Non-Bermuda	277.7	846.5	699.3	1,823.5
Total	570.1	1,216.8	2,025.4	3,812.3

The following table presents our loan portfolio by maturity and type of interest as of December 31, 2017.

	As at December 31, 2017 Remaining term to average contractual maturity
(in millions of $) (audited)	Within 1 year	1 to 5 years	Over 5 years	Total
Loans with fixed interest rates	19.3	108.9	129.5	257.7
Loans with floating or adjustable interest rates	550.8	1,107.9	1,895.9	3,554.6
Total	570.1	1,216.8	2,025.4	3,812.2

Loan and Lease Concentrations
As of December 31, 2017, we did not identify any concentration of loans and leases that exceeded 10% of total loans and leases. See Note 7 "Credit risk concentrations" to our audited consolidated financial statements as of and for the year ended December 31, 2017 included elsewhere in this report for further discussion of how we manage concentration exposures.
Risk Elements
For details on our policy for placing loans on non-accrual status, see Note 2 "Significant accounting policies" to our audited consolidated financial statements as of and for the year ended December 31, 2017 included elsewhere in this report.

The following table shows a five-year history of non-accrual loans, loans past due 90 days or more and other potential problem loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates" for our policies for determining non-performing and potential problem loans.

	As of December 31,
	2017		2016		2015		2014		2013
		Non‑		Non‑		Non‑		Non‑		Non‑
(in millions of $)	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda
Non-accrual loans
Commercial loans
Commercial and industrial	7.5	—	0.6	—	0.6	—	0.6	0.1	0.3	0.2
Commercial overdrafts	—		—	—	—	—	0.1	0.1	0.3	0.2
Total commercial loans	7.5	—	0.6	—	0.6	—	0.7	0.2	0.6	0.4
Commercial real estate loans	4.3	0.4	5.5	0.5	5.4	4.9	8.3	4.0	38.9	2.3
Consumer loans
Automobile financing	0.2	—	0.3	—	0.1	—	0.1	—	0.4	0.1
Credit card	—	—	—	—	—	—	—	—	0.1	—
Overdrafts	—	—	—	—	—	—	—	—	0.2	—
Other consumer	0.5	—	0.6	0.1	0.9	0.4	1.6	0.2	1.7	0.2
Total consumer loans	0.7	—	0.9	0.1	1.0	0.4	1.7	0.2	2.4	0.3
Residential mortgages	26.4	4.5	34.0	6.9	40.4	12.6	45.0	11.7	47.1	12.0
Total non‑accrual loans	38.9	4.9	40.9	7.5	47.4	17.9	55.7	16.1	89.0	15.0
Accruing loans past due 90 days and more
Commercial loans
Commercial and industrial	—	—	—	—	—	—	—	1.1	—	—
Commercial overdrafts	—	—	—	—	—	—	—	—	0.1	—
Total commercial loans	—	—	—	—	—	—	—	1.1	0.1	—
Commercial real estate loans	—	—	—	—	—	0.7	—	0.8	1.7	—
Consumer loans
Automobile financing	—	—	—	—	—	—	—	—	0.1	—
Credit card	0.2	—	0.4	—	0.1	—	0.2	—	0.4	—
Overdrafts	—	—	—	—	—	0.5	—	—	—	—
Other consumer	—	—	—	0.3	0.1	—	—	0.3	—	0.3
Total consumer loans	0.2	—	0.4	0.3	0.2	0.5	0.2	0.3	0.5	0.3
Residential mortgages	2.7	1.5	6.2	2.3	4.5	8.2	8.5	14.9	7.2	2.7
Total accruing loans past 90 days and more	2.9	1.5	6.6	2.6	4.7	9.4	8.7	17.1	9.5	3.0
Loans modified in a troubled debt restructuring ("TDR")(1)
Commercial loans	—	1.0	—	1.0	—	1.1	—	—	1.7	0.1
Commercial real estate loans	4.1	0.4	2.8	0.5	14.2	0.4	17.9	8.0	20.9	8.1
Consumer loans	—	—	—	—	—	0.1	—	0.1	—	0.1
Residential mortgages	66.6	3.9	43.5	3.0	34.0	1.6	22.2	1.2	9.8	1.7
Total loans modified in a TDR	70.7	5.3	46.2	4.5	48.2	3.2	40.1	9.3	32.4	10.0
________________

(1)	Total recorded investment.

Impact of Impaired Loans on Interest Income
The following table presents the gross interest income for both non-accrual and TDRs that would have been recognized if such loans had been current in accordance with their original contractual terms, and had been outstanding throughout the period or since origination if held for only part of the period. The table also presents the interest income related to these loans that was actually recognized for the year.

(in millions of $)	Year-ended December 31, 2017 Total
Gross amount of interest income that would have been recorded in accordance with original contractual terms, and had been outstanding throughout the year or since origination, if held for only part of the year(1)	7.3
Interest income actually recognized	4.7
Total interest income forgone	2.6
________________

(1)	Based on the contractual rate that was being charged at the time the loan was restructured or placed on non-accrual status.
Potential Problem Loans
This disclosure presents outstanding amounts as well as specific reserves for certain loans and leases where information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present repayment terms. At December 31, 2017, we did not identify any potential problem loans or leases within the portfolio that were not already included in "Risk Elements" above.
Cross-Border Outstandings
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

Country of counterparty	United Kingdom	United States	Canada	St. Lucia	Australia
(in millions of $)	For the year ended December 31, 2017
Governments and official institutions	159.7	249.1	115.5	—	—
Banks and other financial institutions	602.6	444.7	272.7	—	113.9
Commercial and industrial	208.3	349.9	—	120.1	—
Residential	355.7	4,183.5	—	—	—
Total cross border outstandings	1,326.3	5,227.2	388.2	120.1	113.9
Net local country claims	16.2	—	—	—	—
Cross‑border commitments	52.7	—	—	—	—
Total exposure	1,395.2	5,227.2	388.2	120.1	113.9

Country of counterparty	United Kingdom	United States	Canada	Guernsey (1)
(in millions of $)	For the year ended December 31, 2016
Governments and official institutions	580.1	398.1	271.5	—
Banks and other financial institutions	566.4	846.4	246.9	—
Commercial and industrial	46.5	334.5	—	—
Residential	312.0	3,674.1	—	—
Total cross‑border outstandings	1,505.0	5,253.0	518.4	—
Net local country claims	102.0	—	—	—
Cross‑border commitments	—	—	—	—
Total exposure	1,607.0	5,253.0	518.4	—

Country of counterparty	United Kingdom	United States	Canada	Guernsey
(in millions of $)	For the year ended December 31, 2015
Governments and official institutions	169.1	843.9	—	—
Banks and other financial institutions	623.8	810.2	368.8	—
Commercial and industrial	3.9	45.8	—	—
Residential	101.2	2,674.8	—	—
Total cross‑border outstandings	898.0	4,374.7	368.8	—
Net local country claims	183.0	—	—	433.4
Cross‑border commitments	—	—	—	—
Total exposure	1,081.0	4,374.7	368.8	433.4
____________________________
There were no countries listed above which were experiencing liquidity problems as of any of the period-end dates listed.

(1)    For the year ended December 31, 2016, there were no cross border outstanding exposures to Guernsey in excess of 1% of total assets.
Loan Concentration
As of December 31, 2017, there were no individual loans for which their net carrying value was greater than 10% of the total loans outstanding.
Summary of Loan Loss Experience
The following table presents our loan loss experience for the years indicated.

	For the year ended December 31,
(in millions of $)	2017	2016	2015	2014	2013
Balance at the beginning of the year	44.2	49.3	47.5	52.8	56.0
Bermuda
Charge-offs
Commercial loans	—	(0.1)	(0.2)	—	—
Commercial real estate	—	(2.8)	(0.2)	(6.6)	(10.3)
Consumer loans	(1.3)	(1.7)	(3.3)	(2.0)	(2.2)
Residential mortgages	(2.3)	(2.9)	(1.6)	(3.7)	(1.7)
Recoveries
Commercial loans	0.1	0.1	—	—	—
Commercial real estate	—	—	0.2	—	—
Consumer loans	0.5	1.1	0.3	1.9	3.0
Residential mortgages	0.3	—	1.1	—	—
Non-Bermuda
Charge-offs
Commercial loans	(0.2)	—	(0.3)	(0.8)	(1.7)
Commercial real estate	(0.8)	(1.7)	(0.1)	—	(5.3)
Consumer loans	0.3	(0.2)	(0.4)	0.1	(0.5)
Residential mortgages	(0.1)	(1.0)	(0.4)	(2.5)	(2.0)
Recoveries
Commercial loans	—	—	0.2	0.1	2.7
Commercial real estate	—	—	0.6	—	—
Consumer loans	0.2	0.2	0.1	—	0.1
Residential mortgages	0.2	0.1	0.3	0.3	—
Charge-offs, net of recoveries	(3.1)	(9.0)	(3.7)	(13.2)	(17.9)
Additional charge to operations	(5.7)	3.9	5.5	7.9	14.7
Balance at the end of the year	35.4	44.2	49.3	47.5	52.8
Average loans	3,665.8	3,921.1	4,026.7	4,075.0	4,022.9
Ratio of net charge-offs during the period to average loans outstanding during the year	(0.08)%	(0.23)%	(0.09)%	(0.32)%	(0.44)%

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this report for further details on additional charges to operations.
The following table presents allocation of allowances for credit losses for the periods indicated.

	For the year ended December 31,
	2017		2016		2015		2014		2013
(in millions of $)	$	%(1)	$	%(1)	$	%(1)	$	%(1)	$	%(1)
Balance at the end of the year
Bermuda
Commercial loans	1.8	0.5	1.7	0.7	4.3	1.2	3.1	1.2	3.3	1.3
Commercial real estate	8.4	2.3	13.2	3.4	3.7	0.9	4.2	1.0	9.2	2.2
Consumer loans	0.7	0.6	0.7	0.7	1.3	1.2	1.4	1.1	1.8	1.4
Residential mortgages	17.9	1.5	20.5	1.7	25.9	2.1	26.5	2.1	24.9	1.9
Non-Bermuda
Commercial loans	1.5	0.8	1.7	0.8	4.4	1.8	4.7	1.5	5.0	1.7
Commercial real estate	2.2	1.0	3.0	1.3	2.8	1.1	1.7	0.6	0.7	0.2
Consumer loans	0.2	0.3	0.3	0.3	1.5	1.2	1.4	0.9	1.6	1.1
Residential mortgages	2.8	0.2	3.2	0.3	5.4	0.4	4.5	0.4	6.3	0.5
Total	35.5	0.9	44.2	1.2	49.3	1.6	47.5	1.6	52.8	1.7
______________________________

(1)	Percent of loans in each category to total loans.
Deposits
The following table presents our interest bearing deposits for the years indicated.

	For the year ended December 31,
	2017			2016		2015
(in millions of $, unless otherwise indicated)	Average balance	Average rate		Average balance	Average rate	Average balance	Average rate
Interest bearing deposits
Bermuda
Demand	2,873.3	0.01%		2,881.0	0.05%	2,130.6	0.12%
Term	865.6	0.41%		903.9	0.45%	690.2	0.61%
Total Bermuda(1)	3,738.9			3,784.9		2,820.8
Non‑Bermuda
Demand	2,823.6	0.05%		3,205.6	0.08%	3,479.7	0.15%
Term	857.0	0.57%		685.1	0.50%	838.5	0.75%
Total Non‑Bermuda	3,680.6			3,890.7		4,318.2
Total interest bearing deposits	7,419.6			7,675.6		7,139.0
Non‑interest bearing demand deposits
Bermuda(1)	1,759.1		1,486.1	1,486.1		1,192.5
Non‑Bermuda	634.0		556.5	556.5		528.2
Total non‑interest bearing deposits	2,393.1		2,042.6	2,042.6		1,720.7
___________________________

(1)	The aggregate amount of deposits by foreign depositors in Bermuda was approximately $813.4 million, $1,028.2 million, and $688.9 million as of December 31, 2017, 2016 and 2015, respectively.

Term Deposits of $100,000 or More
The following table presents the amount of term deposits of $100,000 or more by time remaining until maturity as of December 31, 2017:

	Remaining term to maturity
(in millions of $)	3 months or less	3 to 6 months	6 to 12 months	Over 12 months	Total
Bermuda
Customer	646.8	33.5	75.2	37.9	793.3
Bank	—	—	—	—	—
Total Bermuda	646.8	33.5	75.2	37.9	793.3
Non‑Bermuda
Customer	657.1	88.7	94.2	6.2	846.2
Bank	4.2	—	0.1	—	4.3
Total Non‑Bermuda	661.3	88.7	94.3	6.2	850.5
Total Term Deposits of $100,000 or More	1,308.1	122.2	169.5	44.1	1,643.8

Return on Equity and Assets
The following table presents our return on equity and assets for the years indicated.

	For the year ended December 31,
	2017	2016	2015
Return on assets(1)	1.4%	1.1%	0.8%
Return on equity(2)	19.9%	8.9%	10.1%
Dividend payout ratio(3)	46.4%	33.9%	40.8%
Equity to assets ratio(4)	6.8%	7.6%	8.3%
______________________________

(1)	Net income divided by average total assets.

(2)	Net income divided by average equity.

(3)	Dividends declared per share divided by net income per share. Figures reflect a ten-for-one reverse share split of common shares that the Bank effected on September 6, 2016.

(4)	Average equity divided by average total assets.

Short-Term Borrowings
There were no short-term borrowings in excess of 30% of shareholders' equity as of December 31, 2017 and 2016.

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
Both the RPC and Audit Committees are supported in the execution of their respective mandates by the dedicated Audit, Compliance and Risk Policy Committees for our UK, Guernsey and Caribbean operations, which oversee the sufficiency of local risk management policies and procedures and the effectiveness of the system of internal controls that are in place. These committees are chaired by non-executive directors drawn from the boards of directors for each segment.
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
Group Compliance — This unit provides independent analysis and assurance of our compliance with applicable laws, regulations, codes of conduct and recommended best practices, including those associated with the prevention of money laundering and terrorist financing. It is also responsible for assessing our potential exposure to upstream risks and for providing guidance on the preparations that should be made in advance of these changes coming into effect. The Group Head of Compliance reports directly to the Chief Executive Officer.
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
Regulatory Review Process
Our banking, trust and investment business activities are monitored by the BMA. One of the principal objectives of the BMA is to supervise, regulate and inspect Bermuda-based financial institutions to ensure their financial stability and soundness.
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
Specific performance measures and tolerance thresholds in respect of each risk category, combining quantitative and qualitative targets (which are designed to reflect both forward-looking as well as historical perspectives), are designed to provide executive management and the Board with an indication of the "direction" of our exposure relative to our declared risk appetite and an early warning of material adverse developments requiring remedial action. The measures are monitored independently by the Group Risk function and are measured against actual results. The results of these analyses are reported to management at all levels of the organization and are reviewed regularly by Group Risk, executive management, and the Board in the performance of their oversight activities.

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

	Earlier of contractual maturity or repricing date
December 31, 2017 (in millions of $)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing	Total	Total fair value(1)
Assets
Cash and deposits with banks	1,446	—	—	—	—	89	1,535	1,535
Securities purchased under agreement to resell	179	—	—	—	—	—	179	179
Short-term investments	163	87	—	—	—	—	250	250
Investments(2)	1,464	62	15	390	2,768	7	4,706	4,702
Loans(3)	3,457	44	34	194	44	4	3,777	3,770
Other assets	—	—	—	—	—	332	332	332
Total assets	6,709	193	49	584	2,812	432	10,779	10,768
Liabilities and shareholders' equity
Demand deposits	5,342	—	—	—	—	2,480	7,822	7,822
Term deposits(4)	1,340	132	183	59	—	—	1,714	1,710
Other liabilities	—	—	—	—	—	303	303	303
Subordinated capital(4)	92	25	—	—	—	—	117	118
Shareholders' equity	—	—	—	—	—	823	823	815
Total liabilities and shareholders' equity	6,774	157	183	59	—	3,606	10,779	10,768
Interest rate sensitivity gap	(65)	36	(134)	525	2,812	(3,174)	—
Cumulative interest rate sensitivity gap	(65)	(29)	(163)	362	3,174	—	—
____________________________

(1)
See "Critical Accounting Policies and Estimates - Fair Values" and Note 17 "Fair value measurement" of the audited consolidated financial statements for further detail on the determination of fair value.

(2)
Investments include (i) held-to-maturity investments, which are carried at their amortized cost on the consolidated balance sheet, and (ii) held-for-trading and available-for-sale investments, each of which are carried at fair value on the consolidated balance sheet. The fair value columns presents all classifications at their fair value.

(3)
Loans are carried on the consolidated balance sheet as the principal amount outstanding, net of allowance for credit losses, unearned income, fair value adjustments arising from hedge accounting and net deferred loan fees.

(4)	Term deposits and subordinated capital are carried on the consolidated balance sheet as the principal outstanding.

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
We use an interest rate risk simulation model to test the interest rate sensitivity of net interest income and the balance sheet. Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows. We also analyze the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the fair value of assets less the fair value of liabilities. The economic value of equity is a longer-term view of interest rate risk because it measures the present value of all future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to our future earnings and is used in conjunction with the analysis on net interest income. The following table summarizes simulated change in net interest income versus unchanged rates as of December 31, 2017 and December 31, 2016:

	For the year ended
	December 31, 2017		December 31, 2016
	Following 12 Months	Months 13 - 24	Following 12 Months	Months 13 - 24
+300 basis points	17.40%	21.40%	17.70%	25.00%
+200 basis points	11.70%	14.50%	11.60%	16.80%
+100 basis points	6.00%	7.60%	5.60%	8.50%
Flat rates	0.00%	0.00%	0.00%	0.00%
−100 basis points	(13.80)%	(16.50)%	(8.90)%	(13.00)%
The following table presents the change in our economic value of equity as of December 31, 2017 and December 31, 2016, assuming immediate parallel shifts in interest rates:

	For the year ended
	December 31, 2017	December 31, 2016
+300 basis points	(3.60)%	(0.10)%
+200 basis points	(2.80)%	(0.70)%
+100 basis points	(1.40)%	(0.60)%
Flat rates	0.00%	0.00%
−100 basis points	(1.80)%	(1.80)%
The differences between the change in our economic value of equity assuming immediate parallel shifts in interests rates from December 31, 2016 to December 31, 2017 is driven by an increase in non-interest bearing deposits and an increase in fixed rate investments, which impacted both the maturity and convexity of interest bearing assets and liabilities on the balance sheet.
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
We monitor and manage our liquidity on a Group-wide basis. The treasury functions in the Group's banking operations, located in Bermuda, the Cayman Islands, and Guernsey, manage day-to-day liquidity. The Group market risk function has the responsibility for measuring and reporting to senior management on liquidity risk positions. We manage our liquidity based on demand, commitments, specific events and uncertainties to meet current and future financial obligations of a short-term nature. Our objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to earnings enhancement opportunities in a changing marketplace. Management is responsible for establishing and monitoring liquidity targets as well as strategies to meet these targets. The Group adopts a cautious liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically the Group manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology.
We maintained a balance sheet with loans representing 35.0% of total assets as of December 31, 2017. Further, at that date there were significant sources of liquidity within our balance sheet in the form of cash and cash equivalents, short-term investments securities purchased under agreement to resell and investments (excluding held-to-maturity investments) amounting to $5.3 billion, or 49.1%, of total assets.
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
Loan-to-value ("LTV") ratios are derived based on third-party valuations as part of the original underwriting or when increased borrowing has been requested. Updated valuations are not otherwise obtained unless the loan reaches non-accrual status. Non-accrual loans which are collateral-dependent on real estate must be supported by a third-party valuation no older than 12 months. Specific provisions are calculated as the amount by which non-accrual loan principal exceeds the value of the supporting real estate, after application of a haircut for the estimated costs of sale. Costs of sale for commercial properties are calculated based on individual circumstances, whereas the haircuts for residential real estate are prescribed in lending guidelines by geographic location and are never less than 15% of the valuation amount.
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
Generally, maximum LTV for new residential and commercial loans follow:

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

Unlike the United States where the Fair Credit Reporting Act ("FCRA") is designed to help ensure that credit bureaus furnish correct and complete information when evaluating loan applications, the markets in which we operate do not have systemic credit bureau reports. Therefore, we manually review each loan and we use a formally governed tiered credit approval process that is administered through and governed by our risk management framework.
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
Exposures
The following tables analyze the Group's regulatory credit risk exposures as of December 31, 2017 and December 31, 2016. Exposures are allocated to specific standardized exposure portfolios determined by the BMA's Revised Framework for Regulatory Capital Assessment and it is these portfolios that determine the risk weights used. These exposures include both on and off-balance sheet exposures, with the latter shown separately after credit conversion factors have been applied.

Analysis of exposures class (in millions of $)	Average Exposure 2017	Position as of December 31, 2017	Average Exposure 2016	Position as of December 31, 2016
Cash	51.5	44.4	50.5	63.7
Claims on Sovereigns	965.2	618.4	1,531.0	1,350.7
Claims on Public Sector Entities	102.9	99.9	100.5	105.0
Claims on Corporates	527.9	589.3	444.8	516.7
Claims on Banks and Securities Firms	1,532.2	1,531.8	1,718.4	1,760.2
Securitizations	4,154.3	4,354.5	3,306.7	3,859.7
Retail Loans	211.6	211.9	235.7	216.1
Residential Mortgages	2,368.5	2,462.9	2,380.9	2,291.7
Commercial Mortgages	551.9	527.0	612.0	572.0
Past Due Loans	47.3	39.1	57.1	48.3
Other Balance Sheet Exposures	254.6	250.9	271.2	257.7
Non‑Market Related Off-Balance Sheet Credit Exposures	380.5	406.4	353.7	377.2
Market Related Off‑Balance Sheet Credit Exposures	71.0	48.2	59.7	65.8
Total	11,219.4	11,184.7	11,122.2	11,484.8

Geographic distribution of exposures class as of December 31, 2017 (in millions of $)	Bermuda	Caribbean	Guernsey	Rest of World	Total
Cash	23.8	20.6	—	—	44.4
Claims on Sovereigns	339.7	57.6	207.2	13.9	618.4
Claims on Public Sector Entities	90.2	9.7	—	—	99.9
Claims on Corporates	415.0	155.5	18.8	—	589.3
Claims on Banks and Securities firms	602.9	635.2	287.1	6.6	1,531.8
Securitizations	2,701.4	1,498.8	154.3	—	4,354.5
Retail loan	100.6	91.8	21.5	(2.0)	211.9
Residential Mortgages	1,128.8	532.0	802.1	—	2,462.9
Commercial Mortgages	342.2	170.4	14.4	—	527.0
Past Due Loans	32.3	6.8	—	—	39.1
Other Balance Sheet Exposures	158.5	59.1	26.1	7.2	250.9
Non‑Market Related Off-Balance Sheet Credit exposures	232.8	134.8	38.8	—	406.4
Market Related Off-Balance Sheet Credit Exposures	33.9	12.8	1.5	—	48.2
Total	6,202.1	3,385.1	1,571.8	25.7	11,184.7

Residual maturity breakdown of exposures class as of December 31, 2017 (in millions of $)	Up to 12 months	1 ‑ 5 years	More than 5 years	No specific maturity	Total
Cash	44.4	—	—	—	44.4
Claims on Sovereigns	458.5	137.5	22.4	—	618.4
Claims on Public Sector Entities	38.4	39.0	22.5	—	99.9
Claims on Corporates	241.1	204.0	144.2	—	589.3
Claims on Banks and Securities firms	1,426.0	105.8	—	—	1,531.8
Securitizations	2.1	15.4	4,337.0	—	4,354.5
Retail loan	130.4	59.8	21.7	—	211.9
Residential Mortgages	189.0	672.6	1,601.3	—	2,462.9
Commercial Mortgages	132.3	190.5	204.2	—	527.0
Past Due Loans	8.8	1.5	28.8	—	39.1
Other Balance Sheet Exposures	—	—	—	250.9	250.9
Non‑Market Related Off-Balance Sheet Credit exposures	406.4	—	—	—	406.4
Market Related Off-Balance Sheet Credit Exposures	48.2	—	—	—	48.2
	3,125.6	1,426.1	6,382.1	250.9	11,184.7

The table below details the mappings between the main Fitch and Moody's external credit assessment institutions used by the Group and the credit quality steps used to determine the risk weightings applied to rated counterparties. Where no external rating is used in the risk weighted assets calculation, the unrated credit quality step applies.

Credit quality step	Fitch's assessment	Moody's assessment	S&P's assessment
Step 1	AAA to AA–	Aaa to Aa3	AAA to AA–
Step 2	A+ to A–	A1 to A3	A+ to A–
Step 3	BBB+ to BBB–	Baa1 to Baa3	BBB+ to BBB–
Step 4	BB+ to BB–	Ba1 to Ba3	BB+ to BB–
Step 5	B+ to B–	B1 to B3	B+ to B–
Step 6	CCC+ and below	Caa1 and below	CCC+ and below

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
Industry Concentration
Industry concentration encompasses the scenario that a risk factor inherent within an industry is tied to an entire portfolio of accounts or investments; e.g., a portfolio made up of a large number of small individual loans where all the counterparties are hotel operators. We believe that due to the nature of the Group's client base our exposure to the property, insurance and fund sectors could be classified as industry concentration, although geographic and product concentration are the more appropriate risks to measure.
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
Product Concentration
Product concentration is defined in the context of credit risk, as an over-weighting in the portfolio to a given product type, making the Group vulnerable to the impact of a variety of external factors that could either reduce demand for the product itself or lead to an increase in the level of default rates experienced. We operate as a full service bank in Bermuda and Cayman and aim to satisfy the requirements of our customers in these communities through the range of products and services we offer. Accordingly, there is no dependence or concentration on a single product in these markets outside of the residential mortgage portfolios, which comprised 65.4% of the Group's loan book as of December 31, 2017 (compared to 64.6% as of December 31, 2016); in Bermuda, residential mortgage lending made up 58.5% of the Bermuda loan book as of December 31, 2017 (compared to 62.0% as of December 31, 2016), and loans for many purposes (education, business support, family requirements) were made in the form of residential mortgages. Product category analysis confirms that the total lending portfolio is concentrated in the property market; this has been addressed in stress testing performed.
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
Commercial
Commercial property is one of the Group's primary sources of collateral and means of mitigating credit risk inherent in its commercial portfolios. Collateral for the majority of commercial loans comprises first legal charges over freehold or long leasehold property but the following may also be taken as security: life insurance policies; credit balances assignments; share guarantees; equitable charges; debentures; chattel mortgages and charges over residential property.
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
Treasury
Collateral held as security for treasury assets, including investments, is determined by the nature of the instrument. Loans, debt securities, treasury and other eligible bills are generally unsecured with the exception of asset-backed securities and similar instruments, which are secured by pools of financial assets. The International Swaps and Derivatives Association ("ISDA") Master Agreement is the Group's preferred method of documenting derivative activity. It is common in such cases for a Credit Support Annex to be executed in conjunction with the ISDA Master Agreement in order to mitigate credit risk on the derivatives portfolio. Valuations are performed, agreed with the relevant counterparties, and collateral is exchanged to bring the credit exposure within agreed tolerances. From January 1, 2017, the Exposure at Default ("EAD") value to the counterparty is measured under the standardised approach for measuring counterparty credit risk exposures ("SA-CCR") method (previously the Current Exposure Method). The EAD value is derived by adding the gross positive fair value of the contract (replacement cost) to the contracts potential future credit exposure, which is derived by applying a multiple base on the contracts residual maturity to the notional value of the contract, and applying an alpha of 1.4 to the sum of these components.
The following table shows the exposures to counterparty credit risk for derivative contracts as of December 31, 2017 and December 31, 2016:

(in millions of $)	Gross Positive Fair Value of Contracts as of December 31, 2017	Potential Future Credit Exposure as of December 31, 2017	Alpha as of December 31, 2017	EAD Value as of December 31, 2017	Gross Positive Fair Value of Contracts as of December 31, 2016	Potential Future Credit Exposure as of December 31, 2016	Alpha as of December 31, 2016	EAD Value as of December 31, 2016
Spot and forward foreign exchange and currency swap contracts	11.3	23.1	1.4	48.2	37.1	27.9	1.0	65.0
Other market-related contracts	—	—	—	—	—	—	—	—
Total	11.3	23.1	1.4	48.2	37.1	27.9	1.0	65.0
Securitizations
The Bank has not, to date, securitized assets that it has originated. The Bank's total exposure to purchased securitization positions as of December 31, 2017 was $4.3 billion by market value (compared to $3.9 billion as of December 31, 2016), with US Government and federal agencies accounting for the majority of this exposure.
The following table provides an analysis of the Bank's investments in securitization positions by exposure type as of December 31, 2017 and December 31, 2016:

Underlying asset type (in millions of $)	Exposure Value as of December 31, 2017	Exposure Value as of December 31, 2016
US government and federal agencies	4,014.9	3,498.0
Mortgage backed securities — Commercial	141.9	151.0
Mortgage backed securities — Retail	185.2	198.3
Asset-backed securities — Student loans	12.5	12.5
Total	4,354.5	3,859.8
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
The following table shows the aggregate amount of the Bank's purchased securitizations as of December 31, 2017 and December 31, 2016 broken down by risk weighting:

Risk Weight % (in millions of $)	Exposure Value as of December 31, 2017	Exposure Value after Credit Risk Mitigation as of December 31, 2017	Exposure Value as of December 31, 2016	Exposure Value after Credit Risk Mitigation as of December 31, 2016
20%	4,354.5	2,606.2	3,859.0	2,669.9
50%	—	—	0.7	0.7
100%	—	—	—	—
350%	—	—	—	—
Look through to underlying assets	—	—	—	—
Total	4,354.5	2,606.2	3,859.7	2,670.6
Operational Risk
In providing our services, we are exposed to operational risk. This is the risk of loss from inadequate or failed internal processes and systems, actions or inactions of people, or from external events. Operational risk is inherent in our activities and can manifest itself in various ways including fraudulent acts, business interruptions, inappropriate behavior of employees, unintentional failure to comply with applicable laws and regulations, cyber-security incidents and privacy breaches or failure of vendors to perform in accordance with their arrangements. These events could result in financial losses, litigation and regulatory fines, as well as other damage to us. Our risk management goal is to keep operational risk at appropriate levels consistent with our risk appetite, financial strength, the characteristics of our businesses, the markets in which we operate and the competitive and regulatory environment to which we are subject.
As we continue to expand our use of technology, we are exposed to various forms of cyber-attacks. We have taken significant steps to mitigate cyber threats, and we devote significant resources to maintain and regularly upgrade our systems and networks and review the ever changing threat landscape. In addition to the policy reviews, we continue to look to implement technology solutions that enhance preventive and detection capabilities and our ability to recover quickly should a successful cyber-attack occur. We assess our third-party vendor controls and have a developed business continuity plan. We also maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks. However, such insurance may be insufficient to cover all losses.
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
Capital Adequacy Management
Effective January 1, 2015 the BMA adopted capital and liquidity requirements consistent with Basel III. These requirements are contained within the BMAs "Basel III for Bermuda Banks November 2017 Rule Update" and can be found on their website.
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
Capital Assessment and Risk Profiling ("CARP")
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

SUPERVISION AND REGULATION
Bermuda
The Bank is subject to regulation and supervision by the Bermuda Monetary Authority (the "BMA") under:

•	the Bermuda Monetary Authority Act 1969;

•	the Banks and Deposit Companies Act 1999;

•	the Trusts (Regulation of Trust Business) Act 2001;

•	the Investment Business Act 2003;

•	the Exchange Control Regulations 1973;

•	the Corporate Services Provider Business Act 2012; and

•	the Deposit Insurance Act 2011 and the Deposit Insurance Rules 2016.
The Bank is also subject to regulation by the Minister of Finance in Bermuda under the Companies Act 1981.
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
From time to time, in the ordinary course of business, the Bank enters into agreements with the BMA under which the Bank agrees to achieve or maintain certain levels of capital and to obtain the BMA's prior approval to take certain corporate actions. Certain actions that may not be taken without prior BMA approval include: (1) paying any dividends on the common shares, (2) creating or increasing the authorized amount of, or issuing any class of shares, (3) repurchasing any class of shares and (4) entering into a material acquisition.
Under the market disclosure requirements (referred to as Pillar III disclosures) applicable under both Basel II and the Basel II Accord ("Basel III"), the Bank is required to publish information about the risks to which it is exposed. Effective as of January 1, 2015, the BMA adopted capital and liquidity regulatory requirements consistent with Basel III, a framework released by the BCBS. Basel III aims to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. Basel III adopts CET1 capital as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new LCR regimes.
The Basel III regulatory framework adopts a phased implementation approach for Bermuda banks with full implementation on January 1, 2019, consistent with BCBS recommendations. When fully phased-in, the Bank will be subject to the following requirements:

•
adopting CET1 as the primary and predominant form of regulatory capital, with a requirement of CET1 of at least 7.0% of RWA, inclusive of a minimum CET1 ratio of 4.5% and the new capital conservation buffer of 2.5%, but excluding the D-SIB surcharge described below. The BMA has allowed Bermuda banks to make the one-time irrevocable election to exclude other comprehensive income on their available-for-sale portfolios from CET1;

•
adopting a Tier 1 capital requirement of at least 8.5% of RWA, inclusive of a minimum Tier 1 ratio of 6% and the new capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;

•
adopting a total capital requirement of at least 105% of RWA, inclusive of a minimum total capital ratio of 8% and the new capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;

•
the Bank will be considered to be a D-SIB and will be subject to a 3% surcharge composed of CET1-eligible capital implemented by the BMA effective September 30, 2015. This is based upon its assessment of the extent to which the Bank (individually and collectively with the other Bermuda banks) poses a degree of material systemic risk to the economy of Bermuda due to its role in deposit taking, corporate lending, payment systems and other core economic functions;

•
providing for the inclusion of a countercyclical buffer to be introduced when macro-economic indicators provide an assessment of excessive credit or other pressures building in the banking sector, potentially increasing the CET1, Tier 1 and total capital ratios by up to 2.5%;

•	adopting the introduction of a 5% leverage ratio as calculated in Basel III; and

•	adopting the liquidity coverage ratio implementation timetable consistent with that published by Basel III, with a minimum requirement of 60%, rising in equal annual steps to 100% by January 1, 2019.

The minimum capital ratio requirements set forth above do not reflect additional Pillar II add-on requirements that the BMA may impose upon us as a prudential measure from time to time. As of January 1, 2018 our minimum total capital ratio required by the BMA is 15.5% and our minimum CET1 ratio requirement is 8.8%. As of the date hereof, we expect that our minimum total capital ratio requirement at January 1, 2019 may be 16.2% (inclusive of the minimum required total capital ratio of 10.5% as described above). However, as our capital requirements remain under continuous review by the BMA pursuant to its prudential supervision, we cannot guarantee that the BMA will not seek higher total capital ratio requirements at any time.

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
Banks and Deposit Companies Act 1999
The Banks and Deposit Companies Act 1999 (the"BDCA") prohibits any person from carrying on a deposit-taking business in or from within Bermuda unless that person is a company incorporated in Bermuda and licensed by the BMA under the BDCA. The BDCA provides for two classes of licenses: banking licenses and deposit company licenses. The Bank holds a banking license and a deposit company license. Unless otherwise permitted by the BMA, a company that holds a banking license must provide a range of minimum services to the public in Bermuda, including (without limitation) current accounts in Bermuda dollars, other deposit accounts, loan facilities in Bermuda Dollars, foreign exchange services and credit card or debit card facilities. A company holding a deposit company license typically offers a small range of services but, unless otherwise permitted by the BMA, must also provide some specified services to the public in Bermuda, including (without limitation) savings, deposit or other similar accounts in Bermuda Dollars and loans in Bermuda Dollars secured on mortgages of real property in Bermuda.
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

(c)
the Bank acquires or incurs any obligation to acquire, or as a result of which it may incur an obligation to acquire, an asset the value of which depends wholly or mainly on that person performing their obligations or otherwise on his financial soundness.

The risk of loss attributable to the transaction is, in a case within paragraph (a) or (b), the risk of the person concerned defaulting on the obligation there mentioned and, in a case within paragraph (c), the risk of the person concerned defaulting on the obligations there mentioned or of a deterioration in such person's financial soundness. The Bank's available capital resources may be determined by the BMA after consultation with it and in accordance with principles published by the BMA. It is an offense for the Bank to fail to make the required reports.
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
Prior to serving a notice of objection, the BMA shall serve the person seeking to become a shareholder controller of any description or existing shareholder controller seeking to increase their control with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, and that notice shall state among other things, the reasons for the BMA's proposed objection. The statement of the BMA's reasons for their proposed objection will, however, be subject to the BMA's determination that such statement would not involve the disclosure of confidential information, the disclosure of which would be prejudicial to a third party. A person served with a preliminary written notice may, within a period of 28 days beginning with the day on which the notice is served, make written representations to the BMA and the BMA shall take any such representations into account in deciding whether to serve a notice of objection.
If three months pass from the date of giving notice of intent to the BMA without the BMA serving a notice of objection, then the person may become a shareholder controller as requested in the notice of intent. In practice, the BMA's procedure is generally to respond to a shareholder controller notification of intent.
If a person becomes a shareholder controller or increases their shareholding/control in spite of the BMA's objection thereto, if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his or her being a shareholder controller, the BMA may take the actions specified in the BDCA, including revoking the relevant license where a 50%, 60% or principal shareholder controller is involved, or mandating that any specified shares become subject to one or more of the following restrictions:

•	any transfer of or agreement to transfer those shares or, in the case of unissued shares, any transfer of or any agreement to transfer the right to be issued with them, will be void;

•	no voting rights may be exercisable in respect of the shares;

•	no further shares may be issued in right of them or pursuant to any offer made to their holder; or

•	except in liquidation, no payment may be made of any sums due from the institution on the shares, whether in respect of capital or otherwise.
A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the BDCA for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or has become or continued to be a controller in contravention of the BDCA. In addition, if a person has had its license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:

•	where the decision was made to impose or vary any restriction, the tribunal may direct the BMA to impose different restrictions or to vary them in a different way; or

•	where the decision was to revoke a license, the tribunal may direct the BMA to restrict it instead.
In the event that the BMA imposes any of the restrictions listed above, the restrictions may apply to:

•
all shares of the institution where the person in question is a shareholder controller that (i) are held by him or any associate of his, and (ii) were not so held immediately before he became such shareholder controller of the institution; and

•
all shares in another company where the person in question became a shareholder controller (i) as a result of the acquisition by him or any associate of his of shares in such other company, and (ii) the shares were not so held before he became a shareholder controller of such institution.

A company licensed under the BDCA must give written notice to the BMA in the event that any person has either become or ceased to be a director, controller or senior executive of such licensed company. The written notice is required to be given to the BMA within 14 days beginning with the day on which the licensed company becomes aware of the relevant change in director, controller or senior executive. The definition of "controller" is set out in the BDCA but generally refers to (i) a shareholder controller, a managing director or chief executive officer of the institution or of another company of which it is a subsidiary, or (ii) a person whose duties include directing the actions of the board of directors of the licensed company or of another company of which it is a subsidiary, or (iii) a person whose duties include directing the actions of any shareholder controller of the institution.
Trusts (Regulation of Trust Business) Act 2001
The principal purpose of the Trusts (Regulation of Trust Business) Act 2001 (the "Trusts Business Act"), is to regulate "trust business," which is generally defined as providing the services of a trustee as a business, trade, profession or vocation. Under the Trusts Business Act, a license is required to conduct trust business in or from within Bermuda. Licenses are designated either "unlimited" or "limited." Only bodies corporate are entitled to obtain unlimited licenses, which allow them to conduct trust business and solicit business from the public generally. At present, the Bank and certain of its subsidiaries hold unlimited licenses issued by the BMA pursuant to the Trusts Business Act. Pursuant to Section 6 of the Trusts Business Act, the BMA has published a Statement of Principles, in accordance with which it is acting or purporting to act with respect to the exercise of its powers under the Trusts Business Act, including (without limitation) the BMA's minimum licensing criteria, the grounds for revocation of licenses, the power to grant, revoke or restrict a license and the power to obtain information or require the production of documents. In addition, pursuant to Section 7 of the legislation, the BMA published a Code of Practice that provides guidance as to the duties, requirements, procedures, standards and principles to be observed by persons carrying on trust business under the Trusts Business Act.
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
The BMA may object to a person's notice of intent to become a 10% shareholder controller or majority shareholder controller or may object to an existing shareholder controller of any description where it appears to the BMA that, among other things, such person is not or is no longer a fit and proper person to be such a controller of the licensed company. If the BMA objects, the BMA will provide such person with a written notice of objection. Prior to serving any such notice of objection, the BMA shall serve the person seeking to become a shareholder controller or the existing shareholder controller with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, stating, among other things, the reasons for the BMA's proposed objection. The statement of the BMA's reasons for its proposed objection will, however, be subject to the BMA's determination that such statement would not involve the disclosure of confidential information, the disclosure of which would be prejudicial to a third party. A person served with a preliminary written notice may, within a period of 28 days beginning with the day on which the notice is served, make written representations to the BMA and the BMA shall take any such representations into account in deciding whether to serve a notice of objection.
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
If a person becomes a shareholder controller or increases their shareholding control, in spite of the BMA's objection thereto, if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his being a shareholder controller, the BMA may take certain actions, including revoking the relevant license where a shareholder controller holding 50% or more of the shares of the licensed company is involved or mandating that any specified shares become subject to one or more of the following restrictions:

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
A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the Trusts Business Act for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or has become or continued to be a controller in contravention of the Trusts Business Act. In addition, if a person has had its license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:

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
Under the Investment Business Act the BMA may require an accountant's report on a license holder or the appointment of an inspector to carry out an investigation into the affairs of a license holder and/or demand the production of documents or information relating to the investment business of a license holder. The Investment Business Act also grants the BMA broad powers to enforce the provisions of the Investment Business Act, including (without limitation) powers to issue directions, to vary, suspend or cancel a license, to appoint a custodian manager of an offending investment business, to levy fines and to seek from the court injunctions and restitution orders. If the BMA considers that an investment provider knowingly and willfully has breached any condition imposed on its license, the licensing criteria or any other duty or obligation under the Investment Business Act, or has been carrying on investment business in a manner detrimental to the interest of its clients and creditors, or contrary to the public's interests, the BMA may issue a direction of compliance, or vary, suspend or cancel the license of the investment provider, appoint a custodian manager to manage the investment business, impose civil penalties, or publicly censure an investment provider.
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
If a person becomes a shareholder controller or increases their shareholding/control in spite of the BMA's objection to his becoming a shareholder controller or if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his being a shareholder controller, the BMA may take certain actions, including revoking the relevant license where a shareholder controller holding 50% or more of the shares of the licensed company is involved or mandating that any specified shares become subject to one or more of the following restrictions:

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
A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the Investment Business Act for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or has become or continued to be a controller in contravention of the Investment Business Act. In addition, if a person has had its license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:

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
Corporate Service Provider Business Act 2012
The Corporate Service Provider Business Act 2012 (“CSPB”) regulates persons carrying on a corporate service provider business in Bermuda. “Corporate service provider business” in this context means the provision of any of the following services for a profit: (i) acting as a company formation agent; (b) providing nominee services, including (among other things) providing nominee shareholders; (c) providing administrative and secretarial services to companies or partnerships (including, among other things, providing a registered office and maintaining the books and records of a company or partnership); (d) performing functions in the capacity as a resident representative under various Bermuda statutes; and (e) providing any other corporate or administrative services as may be specified in regulations made under the CSPB. Under the CSPB, the Bank or any of its subsidiaries are required to hold a corporate service provider license to lawfully provide corporate services to our customers in Bermuda. Licensing under the CSPB is administered by the BMA.
Pursuant to the provisions of the CSPB any person who, together with their associates (within the meaning of the CSPB), intends to become either a shareholder controller or a majority shareholder controller of a CSPB licensed entity, must first serve notice of their intent to do so on the BMA and either receive a notice of non-objection from the BMA, or wait for the expiration of a three month period starting from the date of the notice to the BMA without the BMA having served a written notice of objection. A “shareholder controller” under the CSPB is any person who, either alone or with any associate or associates, (i) holds 10% or more of shares of the licensed entity (if it is a company) or 10% or more of another company of which the licensed entity is a subsidiary; (ii) is entitled to control or control the exercise of 10% or more of the voting power at any general meeting of the licensed entity (if it is a company) or of another company of which the licensed entity is a subsidiary; or (iii) is able to exercise a significant influence over the management of a licensed entity or of another company of which the licensed entity is a subsidiary by virtue of holding shares in or an entitlement to exercise or control the exercise of the voting power at any general meeting of either the licensed entity (if it is a company) or its holding company. A “majority shareholder controller” under the CSPB has the same meaning as limbs (i) and (ii) in the preceding sentence, save that the relevant percentage threshold for ownership is 50% or more.
In addition to the requirement to notify and obtain BMA non-objection (whether express or deemed) of any change in shareholder controller or majority shareholder controller of a CSPB licensed entity, if at any time it appears to the BMA that a person who is a “controller” of any description of a CSPB licensed entity is not a fit and proper person for such role, the BMA may serve a written notice of objection to that controller; provided that, before serving such a notice, the BMA must serve that person with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, specifying the reasons for which it appears to the BMA why that person is not or is no longer a fit and proper person and advising as to the rights of that person to make written representations to the BMA within 28 days beginning on the day on which such notice is served, and that such written representations shall be taken into account by the BMA in deciding whether to serve a notice of objection. For these purposes a “controller” includes (i) a managing director of a licensed entity or the licensed entity’s holding company; (ii) the CEO of the licensed entity or the licensed entity’s holding company; and (iii) a person in accordance with whose directions or instruction the directors of the licensed entity (or its holding company) are accustomed to act. Upon determining that any individual is not a fit and proper person, the BMA may pass a prohibition order, thereby preventing that individual from exercising any functions in connection with any business requiring licensing under the CSPB. Furthermore, under the CSPB, a licensed entity is required to give written notice to the BMA of any person becoming or ceasing to be a controller or an “officer” (director, company secretary or senior executive) of the licensed entity.
Breaches of the CSPB are punishable by a range of criminal and civil penalties including fines, imprisonment and public censure; breaches can result in the licensed entity losing its license and therefore its ability to conduct corporate service provider business. The BMA is also empowered to restrict a controller’s ability to sell any shares (and exercise any rights in respect of such shares) held by the controller in a CSPB licensed entity if they continue to be or become a controller following a notice of objection from the BMA.
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
The BMA has given its consent for the issue and free transferability of all of the common shares to and are between non-residents of Bermuda for exchange control purposes, provided the Bank's shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the BMA shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this report.
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
There are certain limited stamp duty exemptions under the Bermuda Stock Exchange Company Act 1992 (the ‘‘BSX Act’’), which extend to local companies, the securities of which are listed on the BSX. The Bank’s common shares are currently listed on the NYSE and BSX. Pursuant to the BSX Act, the provisions of the Stamp Duties Act will not apply to any instrument which relates to (i) a conveyance or transfer on sale, (ii) a conveyance or transfer to effect or having the effect of a voluntary disposition inter vivos, or (iii) any agreement for the lending and borrowing, of any securities which are listed on the BSX. Accordingly, for so long as the common shares of the Bank remain listed on the BSX (and to the extent any other securities issued by the Bank are listed on the BSX), the forgoing stamp duty exemptions under the BSX Act would apply. However, dealings in the Bank’s common shares beyond the limited exemptions under the BSX Act may attract stamp duty under various heads of the Schedule to the Stamp Duties Act. For example, ad valorem stamp duty may be payable (i) where security is granted over shares of the Bank, (ii) where shares of the Bank form part of a deceased’s estate and probate is sought, and (iii) on a share certificate where the share is issued by the Bank for the first time at a premium in excess of the par value thereof.
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
Limits on Shareholding
Generally, limits are imposed by the Companies Act on the percentage of shares in a local company carrying on business in Bermuda which may be held by persons who are non-Bermudian as that term is defined in the Companies Act. As described above, although the Bank relies on an exemption under section 114(1)(e) of the Companies Act to these ownership requirements and related control requirements, the bye-laws of the Bank currently restrict the voting rights of a person who is not "Bermudian" (as such term is defined in the Companies Act) and who is "interested" (as such term is defined in the bye-laws) in the shares of the Bank which constitute more than 40% of all shares then issued and outstanding is not entitled to vote the shares which are in excess of such 40% interest at any general meeting without the prior written approval of the Minister of Finance.
In addition, there are certain prior approval requirements pursuant to the BDCA, the Trusts Business Act and the Investment Business Act with respect to any person who seeks to become a "shareholder controller" (as defined in each of those Acts) of the Bank.
Deposit Insurance Scheme
Pursuant to the Deposit Insurance Act 2011 and the Deposit Insurance Rules 2016 of Bermuda, a Deposit Insurance Scheme (“DIS”) has come into effect in Bermuda. The DIS is administered by the Bermuda Deposit Insurance Corporation. The DIS is designed to protect the deposits of individuals, charities, unincorporated associations, partnerships, sole proprietors and small businesses by guaranteeing up to $25,000 of their aggregate Bermuda Dollar deposits in the event of a Bermuda deposit taking institution’s failure. The DIS is backed by a Deposit Insurance Fund which is in turn funded from premium contributions that are payable by all banks and credit unions licensed by the BMA . As a bank licensed by the BMA, we are required to be a member of the DIS and pay contributions to the Deposit Insurance Fund. Currently, our premium contribution is calculated by the Bermuda Deposit Insurance Corporation as 0.25% per annum of the average total amount of our Bermuda Dollar deposits that are covered by the DIS guarantee over a rolling three-month period based on information disclosed by us to the Bermuda Deposit Insurance Corporation. Each contribution to the Deposit Insurance Fund (including the initial contribution) is payable every three months in arrears.
The Cayman Islands
The Cayman Islands Monetary Authority (the "CIMA")
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
Relevant Legislation/Regulations
Banks & Trust Companies Law (2013 Revision)
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
Companies Law (2016 Revision) as amended
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
Money Laundering Regulations (2017 Revision); Proceeds of Crime Law (2017 Revision); and Terrorism Law (2015 Revision), each as amended
Butterfield Bank (Cayman) Limited is subject to the Money Laundering Regulations (2015 Revision) (the "Regulations") made pursuant to the Proceeds of the Crime Law (2017 Revision) (the "PCL"), each as amended. The Regulations apply to anyone conducting "relevant financial business" in or from the Cayman Islands intending to form a business relationship or carry out a one-off transaction. The Regulations require a financial service provider to maintain certain anti-money laundering procedures including those for the purposes of verifying the identity and source of funds of an "applicant for business" except in certain circumstances, including where an entity is regulated by a recognized overseas regulatory authority and/or listed on a recognized stock exchange in an approved jurisdiction. In addition, if any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct, or is involved with terrorism or terrorist property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (the "FRA"), pursuant to the PCL, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law 2017 Revision), if the disclosure relates to involvement with terrorism or terrorist financing and property.

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
United Kingdom
Regulatory Regime
Prior to January 2017, our activities in the UK took place through Butterfield Bank (UK) Limited ("BBUK") and consisted of various banking and investment services businesses, including lending, administering and advising on regulated mortgage contracts (including consumer buy to let business), and arranging deals in, and managing investments. Throughout 2016, we wound down the private banking business, deposit-taking and investment management services of BBUK. We continue to provide UK residential property lending services through an entity now known as Butterfield Mortgages Limited (“Butterfield UK”).
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
Relevant legislation at the EU level is the Fourth Money Laundering Directive (2015/849) which has been implemented in the UK through The Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 ("MLRs 2017") from 26 June 2017.
At the UK level, Butterfield UK must comply with its obligations under the Proceeds of Crime Act 2002, the Terrorism Act 2000 and the Anti-terrorism, Crime and Security Act 2001, Counter-Terrorism Act 2008 (Schedule 7), MLRs 2017 and certain specific obligations the Transfer of Funds (Information on the Payer) Regulations 2007, the Money Laundering Regulations 2007 and certain specific obligations in FSMA (in particular with respect to market abuse and insider dealing) and the FCA Handbook. Together, this legislation requires regulated firms to create appropriate and risk-sensitive policies and procedures in relation to customer due diligence procedures and monitoring of transactions, to avoid financing terrorism or money laundering or facilitating either of these, to avoid dealing with certain persons specified by HM Treasury, and to disclose suspicious activity to the relevant regulatory authorities.
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
The Group has taken all the steps it believes are necessary to comply with current FATCA regulations, including analysis of its group entities and conclusions as to their FATCA classifications, entering into agreements with the US tax authorities (as necessary), identification of reportable accounts, and timely and accurate filing of all required annual FATCA filings, all in accordance with the appropriate IGA. Certain payments to the Group may be subject to withholding under FATCA if, in the future, the Group cannot enter into such agreements or satisfy the requirements thereunder (including as a result of local laws in non-IGA countries prohibiting information-sharing with the IRS, as a result of contracts or local laws prohibiting withholding on certain payments to accountholders, policyholders, annuitants or other investors, or as a result of the failure of accountholders, policyholders, annuitants or other investors to provide requested information). The possibility of such withholding and the need for accountholders, policyholders, annuitants and investors to provide certain information may adversely affect the sales of certain of the Group's products. In addition, entering into agreements with the IRS and compliance with the terms of such agreements and with FATCA and any regulations or other guidance promulgated thereunder or any legislation promulgated under an IGA may substantially increase the Group's compliance costs.
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

Information regarding the rights, preferences and restrictions attaching to each class of our common and preferred shares, as well as other information regarding director and shareholder rights and proceedings, is described in the section entitled "Description of Share Capital" in our registration statement on Form F-1 filed with the SEC on February 12, 2017 with the file number 333-216018 and incorporated by reference herein.

MANAGEMENT
Board
Our Board oversees the affairs of the Bank. The current Board is composed of nine members, consisting of our Chairman and Chief Executive Officer and eight non-executive directors. The Bank's bye-laws provide that the Board shall consist of not less than six and not more than twelve directors. The Board holds regular meetings five times per year and special meetings when necessary.
Persons may be proposed for election or appointed as directors at a general meeting either by the Board or by one or more shareholders holding shares which in the aggregate carry not less than 5% of the voting rights in respect of the election of directors. There is only a single class of director and each director holds office until the next annual general meeting.
Prior to the completion of our registered secondary offering on February 28, 2017, Carlyle owned approximately 14% of the Bank's common shares and had the right to nominate two persons for election by the shareholders as directors pursuant to an Amended and Restated Investment Agreement, dated as of August 4, 2016, between Carlyle and us (the "Amended Investment Agreement"). Mr. James F. Burr and Mr. David Zwiener were appointed as directors on our Board by Carlyle pursuant to the Amended Investment Agreement. Following the completion of the offering, Carlyle no longer owns any of our common shares and no longer has the right to nominate any persons for election by our shareholders as members of the Board. For more information, see "Major Shareholders and Related Party Transactions—Our Relationship with the Carlyle Group".
As a foreign private issuer we are allowed to follow our "home country" corporate governance practices in lieu of the NYSE governance requirements for NYSE-listed US companies. Notwithstanding this, our Board has determined that, under current NYSE listing standards regarding independence (to which we are not currently subject), and taking into account any applicable committee standards, Directors Barbour, Burr, Foulger, Park, Thomas-Graham, Wright and Zwiener, representing a majority of our Board, are independent directors.
As the regulatory environment in which we operate becomes more complex, our governance practices and the structures and methodology we use to run the Bank continue to be of key strategic significance. With the exception of the Chairman and Chief Executive Officer, our Board is comprised entirely of directors who are not employees of the Bank. It is the Board that ensures our governance keeps abreast of best practices. The following table lists the names, positions and date of birth of the Directors of the Bank:

Name	Date of Birth	Position
Michael Collins	March 29, 1963	Chairman and Chief Executive Officer
David Zwiener	August 2, 1954	Lead Independent Director
Alastair Barbour	February 10, 1953	Non-Executive Director
James F. Burr	January 11, 1966	Non-Executive Director
Caroline Foulger	January 9, 1961	Non-Executive Director
Conor O'Dea	March 23, 1959	Non-Executive Director
Meroe Park	December 1, 1966	Non-Executive Director
Pamela Thomas-Graham	June 24, 1963	Non-Executive Director
John R. Wright	September 10, 1941	Non-Executive Director
Each of our directors may be reached at our Registered Office at: 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
Michael Collins joined the Board in September of 2015 when he was named Chief Executive Officer of the Bank. He was named Chairman in July of 2017. Prior to this appointment, Mr. Collins was Senior Executive Vice President with responsibility for all of the Bank's client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr. Collins has 31 years' experience in financial services, having held progressively senior positions, at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr. Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr. Collins holds a BA in Economics from Brown University.
David Zwiener joined the Board in 2016. He was named Lead Independent Director in July of 2017. Mr. Zwiener is an Operating Executive of The Carlyle Group. From January 25, 2015 to March 18, 2016, Mr. Zwiener was Interim CEO at PartnerRe Ltd. Since 2010, Mr. Zwiener has been a Principal in Dowling Capital Partners. Prior to joining Dowling Capital Partners, Mr. Zwiener was Chief Financial Officer of Wachovia Corporation. From 1995 to 2007, Mr. Zwiener served in increasingly responsible positions at The Hartford, rising to President and Chief Operating Officer—Property & Casualty. He previously served as a director of CNO Financial Group, The Hartford and Sheridan Healthcare, Inc. Mr. Zwiener received an A.B. degree from Duke University and an M.B.A. from the Kellogg School of Management at Northwestern University.
Alastair Barbour joined the Board in 2012. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named Partner at KPMG (Bermuda). Mr. Barbour's most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour sits on the boards of directors of several listed and unlisted companies, including RSA Insurance Group plc and Phoenix Group Holdings Limited. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales.
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
Conor O'Dea joined the Board in 2016 following his retirement as the Group's President & Chief Operating Officer and Managing Director of Butterfield Bank (Cayman) Limited. He joined Butterfield in 1989 and was named Managing Director, Butterfield Bank (Cayman) Limited in 1997. In 2010, he was named Senior Executive Vice President, Caribbean, and in 2011 Senior Executive Vice President, International Banking. Mr. O'Dea is a Chartered Accountant who has worked in the financial services industry in the Cayman Islands and internationally for over 30 years. He is Chairman of Cayman Finance (Industry Body) and is a past President of the Cayman Islands Chamber of Commerce and past President of the Cayman Islands Bankers Association. Mr. O’Dea holds a Bachelor of Commerce degree from the University College Dublin and has been a Fellow of Chartered Accountants in Ireland since 1995.
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
Meroe Park joined the Board of Directors in October 2017. She was most recently the Executive Director of the United States Central Intelligence Agency (“CIA”), serving as the Agency’s chief operating officer in its most senior career post. Prior to her retirement in June 2017, Ms. Park was a 27-year career intelligence officer and one of the US Government’s leading professionals. She held increasingly senior positions at the CIA, including Chief of Human Resources and a Senior Mission Support Officer for locations in Eurasia and Western Europe. Ms. Park successfully led key strategic initiatives, including the modernization of the CIA’s technology systems and organizational structure, and the implementation of talent initiatives focused on workforce development and inclusion. Ms. Park earned a number of awards during her career, and has twice been the recipient of the Presidential Rank Award, the Executive Branch’s highest honor for Government career professionals. She holds a Bachelor of Science degree from Georgetown University.
Pamela Thomas-Graham joined the Board in December 2017. She is the Founder and Chief Executive Officer of Dandelion Chandelier LLC, a private digital media enterprise focused on the intersection of luxury, marketing and technology. Prior to establishing Dandelion Chandelier, Ms. Thomas-Graham spent six years with Credit Suisse where she served as Chief Talent, Branding and Communications Officer, and Chief Marketing and Talent Officer & Head of Private Banking and Wealth Management New Markets. From 2008 to 2010, she was Managing Director of private equity firm, Angelo, Gordon & Company, leading the firm’s investments in the consumer and retail sectors. Before assuming leadership roles in financial services, Ms. Thomas-Graham was Senior Vice President, Global Brand Development and Group President, Apparel Brands at Liz Claiborne (now Kate Spade & Company) where she was responsible for the P&L of 18 global brands. Prior to joining Liz Claiborne, she spent six years at NBC Universal, where she served as President and Chief Executive Officer of CNBC.com, and later President and Chief Operating Officer, and Chairman, President and Chief Executive Officer of CNBC. Ms. Thomas-Graham began her career at global consulting firm McKinsey & Company in 1989, and became the firm’s first African-American female partner in 1995. Ms. Thomas-Graham holds Bachelor of Arts in Economics, Master of Business Administration, and Doctor of Law degrees from Harvard University.

Executive Management Team
The Group's current executive management team is as follows:

Name	Date of Birth	Position
Michael Collins	March 29, 1963	Chairman and Chief Executive Officer
Michael Schrum	August 30, 1968	Chief Financial Officer
Daniel Frumkin	June 3, 1964	Chief Operating Officer
Shaun Morris	March 3, 1960	General Counsel, Group Chief Legal Officer
Elizabeth Bauman	April 25, 1960	Group Head of Human Resources
Sian Dalrymple	August 15, 1963	Group Head of Compliance
Andrew Burns	October 18, 1978	Group Head of Internal Audit
Each of our directors may be reached at our Registered Office at: 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
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
Daniel Frumkin currently serves as Chief Operating Officer of the Group. Mr. Frumkin joined the Group in 2010 and was previously Chief Risk Officer since 2010. Mr. Frumkin is a career banker with a depth of experience in risk management, credit and retail banking. He joined the Group in 2010 after 21 years with member companies of the Royal Bank of Scotland Group in the US and UK. During his tenure with RBS, he held the positions of Managing Director of the UK Retail Products Group, with responsibility for the profitability of 2,200 branches and more than 14 million customers, and Chief Risk Officer, Retail Banking, responsible for a team of 1,250 risk professionals covering credit, regulatory/compliance and operational risk for the UK's largest retail financial services business. Mr. Frumkin's previous experience also includes the post of Head of Transition Risk at Northern Rock in the UK, overseeing the restructuring of that bank under public ownership, and JSC Parex Bank, where he was Chief Restructuring Officer, responsible for the reorganization of the nationalized Latvian bank. Mr. Frumkin holds a Bachelor of Arts degree in Finance and Economics from Syracuse University and a Masters of Business Administration from Boston University.
Shaun Morris currently serves as General Counsel and Group Chief Legal Officer. Mr. Morris joined the Group and was appointed General Counsel and Group Chief Legal Officer in 2012. From 2005 to 2012, Mr. Morris was the Managing Partner of Appleby's Bermuda Office. Appleby is the largest offshore law and fiduciary group operating in Bermuda. Prior to joining the Group, Mr. Morris spent his entire professional career at Appleby and was a Partner in the Banking and Asset Finance team in Bermuda. In that role, he practiced corporate and commercial law, specializing in shipping, capital markets, mergers & acquisitions and project finance. Mr. Morris holds an MA (Economics) from Dalhousie University in Canada and a Bachelor of Laws from the London School of Economics & Political Science. He is currently a member of the Bermuda Bar Association.
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
Siân Dalrymple currently serves as Group Head of Compliance. Ms. Dalrymple was named to the Group Executive Committee in October 2017 after joining Butterfield in December 2016 as Group Head of Compliance. She has more than 25 years’ experience in Compliance management in Europe and Asia. Prior to joining Butterfield, she was Regional Head of Compliance - Asia/Pacific for Deutsche Bank. Her previous roles include progressively senior positions within Compliance at leading financial institutions including Bank of America, ABN AMRO, J. Henry Schroder & Co. (now Citi), Société Générale and Guinness Mahon (now Investec).
Andrew Burns currently serves as Group Head of Internal Audit. Mr. Burns was named Senior Vice President and Group Head of Internal Audit in 2016, and became a member of the Executive Committee in October 2017. He is responsible for all aspects of the Internal Audit function across Butterfield Group and reports directly to the Audit Committee of the Board of Directors. Mr. Burns has more than 17 years of progressive leadership experience in the financial services sector, having begun his career with PricewaterhouseCoopers’ financial services group in Australia. He first joined the Butterfield Group of companies in the Fund Services subsidiary in Bermuda, before transferring to the Internal Audit team in 2007, where he has held progressively senior management roles. Mr. Burns is a Chartered Accountant and a Certified Internal Auditor. He holds a Bachelor of Commerce from the University of Melbourne, Australia.
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
Our Audit Committee consists of three directors independent under the NYSE requirements. Each member of the Audit Committee also meets the additional criteria for independence of Audit Committee members set forth in Rule 10A-3(b)(1) under the Exchange Act.
The members of the Audit Committee are appointed by the Board upon the recommendation of the Corporate Governance Committee. The Audit Committee's membership is as follows:

Name	Position
Alastair Barbour	Chairman
James F. Burr	Member
Caroline Foulger	Member
Alastair Barbour serves as the Audit Committee financial expert. He serves on the Audit Committee of more than three public companies. The Board has determined that such simultaneous service would not impair his ability to effectively serve as a member of the Audit Committee.
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
The RPC's membership is as follows:

Name	Position
Conor O'Dea	Chairman
James F. Burr	Member
Meroe Park	Member
Pamela Thomas-Graham	Member
John Wright	Member
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
The Corporate Governance Committee's membership is as follows:

Name	Position
Caroline Foulger	Chairperson
Alastair Barbour	Member
David Zwiener	Member
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
The Compensation and Human Resources Committee's membership is as follows:

Name	Position
David Zwiener	Chairman
Meroe Park	Member
Pamela Thomas-Graham	Member
John Wright	Member
Executive Committee
The Executive Committee, on behalf of the Board, acts as a forum to provide for ongoing oversight of matters in the intervals between regularly scheduled Board meetings. The other principal duties of the Executive Committee are to monitor progress and provide guidance on important Group initiatives, plan for upcoming Board meetings and consider and, if thought fit, approve matters requiring approval at short notice in the intervals between Board meetings when it is not possible to convene a meeting of the full Board. The Executive Committee was constituted in October 2009 and its membership is comprised of the Chairman and Chief Executive Officer, the chair of the Corporate Governance Committee, the chair of the Audit Committee, the chair of the RPC and the chair of the Compensation and Human Resources Committee. The Chairman of the Board serves as the chairman of the Executive Committee.
The Executive Committee's membership is as follows:

Name	Position
Michael Collins	Chairman
Caroline Foulger	Member
Alastair Barbour	Member
Conor O'Dea	Member
David Zwiener	Member

Governance of Geographical Segments
Our banking business operates in six geographical segments — Bermuda, the Cayman Islands, Guernsey, The Bahamas, Switzerland and the United Kingdom — and each geographical segment utilizes operating subsidiary companies of the Bank within these jurisdictions. See "Information on the Company — Our International Network and Group Structure", which presents the corporate structure chart of our principal subsidiaries as of December 31, 2017. Our principal operating subsidiaries are each regulated by their respective geographical regulator and are fully capitalized as stand-alone operating companies, each with its own board of directors consisting of both executive and non-executive independent directors. Guidance on general corporate governance, board sub-committee structuring, and the various governance policies and procedures of the operating subsidiaries is determined at the Group level.
Current Executive Compensation Arrangements
Senior Management and Director Compensation
In 2017, senior management included the following executives: Michael Collins, Elizabeth Bauman, Daniel Frumkin, Shaun Morris, Michael Schrum, Siân Dalrymple and Andrew Burns. Our compensation program is designed to reward and retain senior management and includes base salary, annual short-term cash incentive compensation, long-term equity incentive compensation and miscellaneous employee benefits and fringe benefits (including, among others, executive medical benefits). In 2017, our compensation program for directors was comprised of an annual cash retainer and an equity grant. None of our directors has entered into service contracts with the Group that provide for benefits upon the termination of their service as a director.
On December 12, 2016, the Board approved a new CEO Stock Ownership Guideline (the "Guideline") which requires the CEO to own a minimum aggregate value of our common shares equal to five times base salary. Eligible stock includes vested shares, unvested restricted shares, and other stock held by the CEO. The intrinsic value of vested or unvested stock options is not considered eligible stock under the Guideline. The CEO complied with the Guideline at its inception on December 12, 2016 and as of December 31, 2017. If the market value of the CEO’s common stock falls below the Guideline, the CEO must retain 50% of the shares he receives as compensation until he achieves the specified ownership level.
The aggregate amount of compensation, including the value of in-kind benefits, paid to our directors and senior management during fiscal year 2017 was $14,738,996. During 2017, the Group did not sponsor any deferred compensation plans (other than the equity compensation programs described below) and no amounts were set aside or accrued to provide pension, retirement or similar benefits to directors or senior management, other than employer matching contributions to retirement accounts on terms applicable to employees generally.
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
Equity Compensation
The Group sponsors two equity incentive plans, the 1997 Stock Option Plan for Employees (the "1997 Plan") and the 2010 Omnibus Share Incentive Plan (the "2010 Plan"), in which our senior management and directors have been or are eligible to participate. The Group no longer grants equity awards under the 1997 Plan, although there are unvested stock options under the 1997 Plan that will remain outstanding through 2019. The Group previously granted options under the 2010 Plan and currently grants performance-vesting restricted share awards under the 2010 Plan. As of December 31, 2017, in the aggregate, our members of senior management held 100,000 options and 447,861 restricted shares (assuming that performance with respect to performance-vesting restricted share awards is satisfied at target levels). The outstanding options held by our members of senior management will expire by April 26, 2020 at the latest and have an exercise prices of $12.40.
Senior management participates in our long-term equity incentive compensation program. Our compensation committee grants annual restricted share awards under our 2010 Plan. Restricted share awards granted in 2013, 2014, 2015, 2016 and 2017 were granted in the form of performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date. Certain members of senior management also participate in our 2010 Executive Stock Purchase Plan, which allows participants to borrow against their common shares and vested options held in a restricted account to purchase common shares.
During calendar year 2017, in the aggregate, our compensation committee granted senior management 254,655 restricted shares (which includes restricted share awards granted under both the annual bonus program and long-term equity incentive compensation, and assumes that performance with respect to performance-vesting restricted share awards is satisfied at target levels).
The Group may, from time to time, in the future establish or sponsor new equity incentive plans, including to replace any existing plan.
Board Leadership Structure and Qualifications
The Bank must comply with the Bermuda Monetary Authority Corporate Governance Policy, which requires the Bank to appoint board members who have appropriate experience, competencies and personal qualities, including professionalism and personal integrity.
It is the Bank's policy to ensure that all companies within the Group have board members who are fit and proper persons to direct the Bank's business with prudence, integrity and professional skills. The boards of the Bank and the Bank's subsidiaries are composed of individuals who possess diverse skills, experience and knowledge that are key to understanding the Bank's business and the execution of the Bank's strategies.
The Bank has established guidelines that address the size and composition of its own board and those of its subsidiaries, and for identifying and selecting suitable candidates for appointment to these boards. The Corporate Governance Committee makes appointment recommendations to the Board and the appointment procedure is formal, rigorous and transparent. Each of the Bank and the Bank's subsidiary boards are reviewed at least every two years or earlier whenever circumstances dictate in order to assess whether the board composition is commensurate with the Bank's strategic objective and diversity principles.
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
The RPC oversees our enterprise-wide risk management framework, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. Our RPC also reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks we face, including the risk appetite metrics developed by management and approved by the Board. The Audit Committee of the Board is responsible for overseeing risks associated with financial, accounting and legal matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting), reviewing and discussing generally the identification, assessment, management and control of our risk exposures on an enterprise-wide basis and engaging as appropriate with the RPC to assess our enterprise-wide risk framework. The Compensation and Human Resources Committee of the Board has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our Compensation and Human Resources Committee, in conjunction with our Chairman and Chief Executive Officer and Chief Risk Officer and other members of our management as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Corporate Governance Committee of the Board oversees risks associated with the independence of the Board and potential conflicts of interest.
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
Foreign Private Issuer Status
The listing rules of the NYSE include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow "home country" corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE applicable to listed US companies and we intend to continue to follow Bermuda corporate governance practices. We are required to disclose the significant ways in which our corporate governance practices differ from NYSE listing standards applicable to listed US companies. Set forth below are two NYSE listing standards applicable to listed US companies which are not applicable to us, and which we have adopted:

•
Nominating/Corporate Governance Committee. The NYSE requires a listed US company to have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. We currently have a Corporate Governance Committee and a Compensation and Human Resources Committee, and the composition of those committees, particularly in respect of the independence of their members, is determined pursuant to the NYSE standards for a listed US company.

•
Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors meet regularly in executive sessions without management present, but in 2017, we did not have an executive session with only our independent directors present.

Set forth below are other requirements of the NYSE standards applicable to listed US companies, which are not applicable to us, but which we have nonetheless adopted:

•
A Majority of Independent Directors. The NYSE requires the board of directors of a listed US company to be composed of a majority of independent directors pursuant to current NYSE standards. Seven of the nine members of our Board (Messrs. Barbour, Burr, Foulger, Meroe Park, Pamela Thomas-Graham, Wright, and Zwiener) are independent according to the NYSE's standards for independence applicable to a foreign private issuer.

•
An Audit Committee. The NYSE requires a listed US company to have, among other things, an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee consists of three directors who are all independent members of our Board (Messrs. Barbour, Burr and Foulger).

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

We believe that our established corporate governance practice satisfies the NYSE listing standards applicable to foreign private issuers. If at any time we cease to be a "foreign private issuer" under the rules of the NYSE, and no other exemptions apply, or if we otherwise so elect, the Board will take all actions necessary to comply with NYSE corporate governance rules applicable to listed US companies, including establishing certain committees composed entirely of independent directors, subject to a permitted "phase-in" period.

MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

The following table sets forth information with respect to the beneficial ownership of our common shares as of January 31, 2018, unless noted otherwise, in each case by: each person or entity known by us to beneficially own 5% or more of our issued and outstanding common shares; each of our directors and executive officers individually; and all of our directors and executive officers as a group. As of January 31, 2018, we had 54,692,630 common shares issued and outstanding.

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

Name of beneficial owner	Number of common shares beneficially owned	Beneficial ownership percentage
Major Shareholders:
Entities advised by Wellington Management Group LLP(1)	3,246,732	5.9%
NWQ Investment Management Company LLC(2)	3,225,390	5.9%
Directors and Executive Officers:
Alastair Barbour	10,259	*
Elizabeth Bauman(3)	3,280	*
Andrew Burns(4)	500	*
James F. Burr(5)	904	*
Michael Collins(6)	72,116	*
Siân Dalrymple(7)	542	*
Caroline Foulger	7,432	*
Daniel Frumkin(8)	205,546	*
Shaun Morris(9)	79,063	*
Conor O'Dea	101,595	*
Meroe Park	435
Michael Schrum(10)	86,814	*
Pamela Thomas-Graham	301
John R. Wright(11)	19,403	*
David Zwiener	1,958	*
All directors and executive officers as a group (15 persons)	590,148	1.0%

*	Indicates less than 1%

(1)
Based on the Schedule 13G filed on February 8, 2018 by Wellington Management Group LLP and certain of its investment adviser subsidiaries (Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP), which reported that, as of December 31, 2017, the group beneficially owned 3,246,732 shares with shared voting power over 3,064,425 common shares and shared dispositive power over 3,246,732 common shares. Wellington Management Company LLP is the investment adviser to certain investment advisory clients. Wellington Management Company LLP is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Company LLP and Wellington Management Group LLP may each be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares indicated in the table, all of which are held of record by certain investment advisory clients. The business address of these entities is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210 USA. The business address of Wellington Management Company LLP and Wellington Management Group LLP is 280 Congress Street, Boston, Massachusetts 02210 USA.

(2)
Based on the Schedule 13G filed on February 14, 2018 by NWQ Investment Management Company, LLC, NWQ Investment Company, LLC is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The business address of NWQ Investment Management Company, LLC is 2049 Century Park East, 16th Floor, Los Angeles, California 90067, USA.

(3)
Consists of (i) 1,373 common shares held by Mrs Bauman directly (ii) 1,907 common shares underlying restricted share awards granted under our annual discretionary bonus program due to vest on February 25, 2018.

(4)	Consists of 500 common shares held by Mr. Burns underlying restricted share awards granted under our annual discretionary bonus program due to vest on February 25, 2018.

(5)	Mr. Burr exercises voting and dispositive control over the 904 common shares held by Wells Fargo.

(6)
Consists of (i) 21,998 common shares held by Mr. Collins directly (ii) 23,397 common shares underlying restricted share awards granted under our annual discretionary bonus program due to vest on February 25, 2018 and (iii) 26,721 common shares underlying target performance-based equity awards granted under our long-term equity incentive compensation program due to vest on February 27, 2018.

(7)	Consists of 542 common shares held by Mrs Dalrymple underlying restricted share awards granted under our annual discretionary bonus program due to vest on February 25, 2018.

(8)
Consists of (i) 79,578 common shares held by Mr. Frumkin directly, (ii) 100,000 shares underlying vested but unexercised options, exercisable at strike prices between $11.50 to $12.40 which expire on December 20, 2020, (iii 9,731 common shares underlying restricted share awards granted under our annual discretionary bonus program due to vest on February 25, 2018,and (iv) 16,237 common shares underlying target performance-based equity awards granted under our long-term equity incentive compensation program due to vest on February 27, 2018.

(9)
Consists of (i) 61,116 common shares held by Mr. Morris directly, (ii) 7,043 common shares underlying restricted share awards granted under our annual discretionary bonus program due to vest on February 25, 2018 and (iii) 10,904 common shares underlying target performance-based equity awards granted under our long-term equity incentive compensation program due to vest on February 27, 2018.

(10)
Consists of (i) 12,764 common shares held by Mr. Schrum together with his spouse, Vanessa Schrum, (ii) 26,732 common shares held directly, (iii) 19,618 common shares underlying restricted share awards granted under our annual discretionary bonus program due to vest on February 25, 2018 (iv) 21,700 common shares underlying target performance-based equity awards granted under our long-term equity incentive compensation program due to vest on February 27, 2018 and (v) 6,000 common shares held by Mr. Schrum through Pershing Account. Mr. Schrum exercises voting and dispositive control over the common shares held by Pershing. Mr. Schrum disclaims beneficial ownership of such common shares, except to the extent of his pecuniary interest therein.(11)    Consists of (i) 18,500 common shares held by Mr. Wright together with his spouse and (ii) 903 common shares held directly.

The shareholders listed above do not have voting rights that are different from those held by any other holder of common shares of the Bank. As of January 31, 2018, 78.90% of our common shares were held of record by holders located in the United States, and there were approximately 250 holders of record of our common shares located in the United States. As of January 31, 2018, 19.90% of our common shares were held of record by holders located in Bermuda, and there were approximately 4,600 holders of record of our common shares located in Bermuda.

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
As of the completion of our registered secondary offering on February 28, 2017, Carlyle no longer holds any of our issued and outstanding common shares. As such, Carlyle is no longer entitled to the applicable rights set forth above under the Amended Investment Agreement, including the right to nominate persons for election by our shareholders as members of the Board.
This summary does not purport to be a comprehensive description of the Amended Investment Agreement, and is qualified in its entirety by the full text of the Amended Investment Agreement filed as an exhibit to this report.
Financing Transactions
On June 27, 2013, the Group executed a $95 million loan agreement with an investment fund managed by The Carlyle Group which provided for maturity on June 30, 2017. This loan was made in the ordinary course of business on normal commercial terms and was repaid in full according to its terms on August 11, 2015. In 2017, nil (2016: nil) of interest income was recognized in the consolidated statements of operations.
Transactions with Related Parties and with Directors and Executive Officers
Financing Transactions

As of May 17, 2005, the Bank established a program to offer loans with preferential rates to eligible Bank employees, subject to certain conditions set by the Bank and provided that such employees meet certain credit criteria. Loan payments are serviced by automatically debiting the employee’s chequing or savings account with the Bank. Applications for loans are handled according to the same policies as those for the Bank's retail banking clients. The Bank's ability to offer preferential rates on loans depends upon a number of factors, including market conditions, regulations and the Bank's overall profitability. The Bank has the right to change its employee loan policy at any time after notifying participants.

Certain directors and executives of the Bank, companies in which they are principal owners, and trusts in which they are involved, have loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible to preferential rates. As at December 31, 2017, related-party director and executive loan balances were $30.6 million (December 31, 2016: $12.1 million). During the year ended December 31, 2017, new issuance of loans and change in directorships to directors and executives were $31.7 million and repayments and change in directorships were $8.9 million (year ended December 31, 2016: $27.6 million and $25.1 million respectively, year ended December 31, 2015: $17.5 million and $17.4 million respectively). Also, during the year ended December 31, 2017, a director resigned from the Board resulting in $4.3 million in loans being reclassified out of related-party loans (year ended December 31, 2016: $54.3 million). All of these loans were considered performing loans as at December 31, 2017 and December 31, 2016.

Certain directors and executives of the Bank, companies in which they are principal owners, and trusts in which they are involved, have deposits with the Bank. As at December 31, 2017, related-party director and executive deposit balances were $23.5 million (December 31, 2016: $20.8 million).

On October 6, 2015, the Bank executed a $6 million loan agreement with a related party of an executive which originally matured on October 31, 2017. This agreement was renewed at $6 million and matures on November 2, 2018. This loan was made in the ordinary course of business on normal commercial terms. At December 31, 2017, nil (December 31, 2016: $2.3 million) was outstanding under this agreement. For the year ended December 31, 2017, $0.1 million (December 31, 2016: $0.1 million; December 31, 2015: nil) of interest income has been recognized in the consolidated statements of operations in relation with this agreement.

On June 27, 2013, the Bank executed a $95 million loan agreement with an investment fund managed by a former significant shareholder which provided for maturity on June 30, 2017. This loan was made in the ordinary course of business on normal commercial terms. At December 31, 2017 and December 31, 2016, nil was outstanding under this agreement. For the year ended December 31, 2017, nil (December 31, 2016: nil, December 31, 2015: $1.0 million) of interest income has been recognized in the consolidated statements of operations in relation with this agreement.

Certain affiliates of the Bank have loans and deposits with the Bank. The loans were made and deposits are maintained in the ordinary course of business on normal commercial terms. At December 31, 2017, affiliates had loan balances of $10.5 million (December 31, 2016: $10.4 million) and deposits balances of $0.6 million (December 31, 2016: $0.3 million). For the year ended December 31, 2017, the Bank has recognized $1.9 million (December 31, 2016: $2.2 million; December 31, 2015: $2.2 million) of non-interest expenses and $0.6 million (December 31, 2016: $0.6 million; December 31, 2015: $0.6 million) of loan interest revenue in the consolidated statement of operations relating to affiliates which the Bank holds investments in.

Capital Transaction

Prior to the completion of our registered secondary offering on February 28, 2017, Carlyle held approximately 14% of our equity voting power along with the right to designate two persons for nomination for election by the shareholders as members of the Board. On February 28, 2017, as a result of a secondary public offering, the Carlyle Group sold their holdings in the Bank, and as a result, the investment agreement between the Bank and the Carlyle Group, which provided, amongst other rights, the right to designate two persons for nomination for election by the shareholders as members of the Bank's Board of Directors, was terminated. Prior to April 30, 2015, Canadian Imperial Bank of Commerce ("CIBC”) held approximately 19% of the Bank's equity voting power. On April 30, 2015, the Bank completed the transaction with CIBC to repurchase for cancellation approximately 77% of CIBC's shares for $15.00 per share, or a total of $120 million, representing 8,000,000 common shares. The remaining 23% of CIBC's shareholding in Butterfield (representing 2.3 million shares) were acquired by Carlyle Global Financial Services, L.P. and subsequently sold to other investors.

Financial Transactions With Related Parties

The Bank holds seed investments in several Butterfield mutual funds, which are managed by a wholly-owned subsidiary of the Bank. As at December 31, 2017, these investments have a fair value of $5.0 million with an unrealized gain of $1.6 million (December 31, 2016: $5.0 million and $1.1 million respectively) and were included in trading investments at their fair value. During the year ended December 31, 2017, the Bank earned $7.7 million (December 31, 2016: $5.7 million, December 31, 2015: $6.4 million) in asset management revenue from funds managed by a wholly-owned subsidiary of the Bank.

Employment Agreements

The Group has entered into employment agreements with senior management. The compensation paid in 2017 to senior management under the employment agreements is described above under ‘‘Management — Current Executive Compensation Arrangements". The senior management employment agreements generally provide for terms and conditions of employment, including the payment of a base salary, participation in the Group’s short and long-term incentive compensation programs, notice provisions, severance benefits, change in control equity award vesting and participation in the Group’s health, welfare and retirement programs available to all senior executives. For certain members of senior management, the employment agreements also provide for executive life insurance and participation in the Group’s share purchase programs.
Related-Party Transaction Policy
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

CERTAIN TAXATION CONSIDERATIONS
Bermuda Tax Considerations
Under Bermuda law, there are no stamp or documentary taxes, duties or similar taxes in connection with a conveyance or transfer on sale, or a conveyance or transfer to effect or having the effect of a voluntary disposition inter vivos or any agreement for the lending and borrowing of the Bank's shares which are listed on the BSX or NYSE. We are not required by any Bermuda law or regulation to make any deductions or withholdings in Bermuda from any payment we may make in respect of the Bank's shares. Furthermore, Bermuda currently has no corporate or capital gains taxes.
US Tax Reform
On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (“Tax Reform Act”), which will have an impact on the taxation of US corporations. As none of our Group entities are subject to tax in the US, the Tax Reform Act is not expected to have a direct impact on our business. However, we may be indirectly impacted, either because the significant reduction of the US corporate tax rate reduces the comparative advantages of some of our operating jurisdictions in general; or because the provisions of the Tax Reform Act may have adverse effects on some of our clients, primarily Bermuda-based insurers. These risks are not considered to be significant, though we continue to monitor the full impact of the Tax Reform Act.
Material US Federal Income Tax Consequences
This section describes the material US federal income tax consequences of owning and disposing of common shares of the Bank. It applies solely to US shareholders (as defined below) that hold shares as capital assets for US federal income tax purposes. This section does not describe all of the tax consequences that may apply to members of a special class of holders subject to special rules, including:

•	a dealer in securities or foreign currencies;

•	a regulated investment company;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a bank, an insurance company, or any other financial institution;

•	a person that actually or constructively owns 10% or more, by vote or value, of the Bank;

•	a person that holds the Bank's common shares as part of a straddle or a hedging, conversion, or other risk reduction transaction for US federal income tax purposes;

•	a person that purchases or sells common shares as part of a wash sale for tax purposes;

•	an entity classified as a partnership for US federal income tax purposes; or

•	a person whose functional currency is not the US Dollar.
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
Taxation of Dividends
Subject to the preceding discussion under "Risk Factors" under the heading "— Passive Foreign Investment Company Considerations", a US shareholder must include in its gross income as dividends the gross amount of any distribution paid by the Bank to the extent that it is paid out of the Bank's current or accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US shareholder's basis in the common shares of the Bank, causing a reduction in the US shareholder's adjusted basis in such common shares, and thereafter as capital gain. Because the Bank does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US shareholders as dividends.
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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2017 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or any future years. However, because PFIC status is a factual determination and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be a PFIC for any particular year.
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
Additionally, backup withholding may apply to such payments to a non-corporate US shareholder that (i) fails to provide an accurate taxpayer identification number, (ii) (in the case of dividend payments) is notified by the IRS that such US shareholder has failed to report all interest and dividends required to be shown on such US shareholder's federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements.
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

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, Butterfield carried out an evaluation, under the supervision and with the participation of Butterfield’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Butterfield’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), to ensure that information required to be disclosed by Butterfield in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to Butterfield’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. Based upon that evaluation, Butterfield’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective, in all material respects, as of the end of the period covered by this report.

Reports Regarding Internal Controls

Management’s Annual Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are included on pages F-2 and F-3, respectively.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years indicated the fees charged by our principal accountant and its associated entities for various services provided during those periods:

In millions of $	Fiscal Year Ended
Type of Services	December 31, 2017	December 31, 2016	Description of Service
Audit services	5.9	5.5	(1)
Audit-related services	—	—
Tax services	0.1	—	(2)
Other services	0.1	—	(3)
Total	6.1	5.5

(1)
Professional services rendered for the audit and review of the consolidated financial statements of The Bank of N.T. Butterfield & Son Limited and statutory audits of the financial statements of The Bank of N.T. Butterfield & Son Limited and its subsidiaries, compliance with local regulations, issuance of and services related to a comfort letter to the underwriters in connection with our initial public offering and review of documents filed with the BMA and the SEC (including services provided by independent experts to the audit firms in connection with the audit).

(2)	Services that are normally performed by the independent accountants, ancillary to audit services.

(3)	The non-audit services required during the years disclosed above were subject to the Audit Committee's pre-approval process pursuant to paragraph (c) (7)(i)(C) of Rule 2-01 of Regulation S-X.

Preapproval Procedures

To ensure PwC's independence, all services provided by PwC have to be preapproved by the Audit Committee. A preapproval may be granted either for a specific mandate or in the form of a blanket preapproval authorizing a limited and well-defined type and amount of services. The Audit Committee reviews and approves a list of blanket preapprovals annually.

The Audit Committee has delegated preapproval authority to its Chairman up to a maximum of $500,000 for any engagement, and the Group Chief Financial Officer and Chief Accountant submit all proposals for services by PwC to the Chairman of the Audit Committee, unless there is a blanket preapproval in place. The Audit Committee is informed of the approvals granted by its Chairman on a quarterly basis.

ISSUER PURCHASES OF EQUITY SECURITIES

There were no purchases made by or on behalf of the issuer or any "affiliated purchaser," as defined in §240.10b-18(a)(3), of shares or other units of any class of the issuer's equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 78I) in the 12 months ending on December 31, 2017.

WHERE YOU CAN FIND MORE INFORMATION

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Securities Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other United States domestic reporting companies, the Bank’s shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other United States domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer, see ‘‘Implications of Being a Foreign Private Issuer’’.

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

Management’s Annual Report on Internal Control over Financial Reporting
Management of The Bank of N.T. Butterfield and Son Limited (“Butterfield” or the “Bank”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Bank's principal executive and principal financial officers, or persons performing similar functions, and effected by Butterfield's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
Butterfield's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Bank’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of Butterfield’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has completed an assessment of the effectiveness of Butterfield's internal control over financial reporting as of December 31, 2017. In making the assessment, management used the “Internal Control - Integrated Framework (2013)” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission.
Based upon the assessment performed, management concluded that as of December 31, 2017, Butterfield's internal control over financial reporting was effective. Additionally, based upon management’s assessment, Butterfield determined that there were no material weaknesses in its internal control over financial reporting as of December 31, 2017. There have been no changes in Butterfield’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect Butterfield’s internal control over financial reporting.
The effectiveness of the Bank's internal control over financial reporting as of December 31, 2017, has been audited by PricewaterhouseCoopers Ltd, an independent registered public accounting firm, as stated in their report on page F-3 of this annual report.

/s/ Michael Collins
Michael Collins
Chairman and Chief Executive Officer

/s/ Michael Schrum
Michael Schrum
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Bank of N.T. Butterfield & Son Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Bank of N.T. Butterfield & Son Limited and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Ltd.
Hamilton, Bermuda
February 26, 2018

We have served as the Company's auditor since 1961.

The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets
(In thousands of US dollars, except share and per share data)

	As at
	December 31, 2017	December 31, 2016
Assets
Cash and demand deposits with banks - Non-interest bearing	89,381	110,741
Demand deposits with banks - Interest bearing	340,256	326,437
Cash equivalents - Interest bearing	1,105,501	1,664,473
Cash due from banks	1,535,138	2,101,651
Securities purchased under agreement to resell	178,769	148,813
Short-term investments	249,984	519,755
Investment in securities
Trading	6,824	6,313
Available-for-sale	3,317,440	3,332,738
Held-to-maturity (fair value: $1,377,354 (2016: $1,046,828))	1,381,955	1,061,103
Total investment in securities	4,706,219	4,400,154
Loans
Loans	3,812,329	3,614,725
Allowance for credit losses	(35,467)	(44,247)
Loans, net of allowance for credit losses	3,776,862	3,570,478
Premises, equipment and computer software	164,790	167,773
Accrued interest	24,915	22,780
Goodwill	21,529	19,622
Intangible assets	39,066	42,289
Investments in associates and equity method	14,099	13,482
Other real estate owned	9,127	14,199
Other assets	58,739	82,549
Total assets	10,779,237	11,103,545

Liabilities
Customer deposits
Bermuda
Non-interest bearing	1,840,201	1,733,684
Interest bearing	3,412,623	4,213,417
Non-Bermuda
Non-interest bearing	639,525	651,329
Interest bearing	3,631,643	3,411,423
Total customer deposits	9,523,992	10,009,853
Bank deposits
Bermuda	442	344
Non-Bermuda	12,024	23,452
Total deposits	9,536,458	10,033,649
Employee benefit plans	128,798	139,967
Accrued interest	2,376	2,143
Pending payable for investments purchased	51,913	—
Other liabilities	119,811	100,044
Total other liabilities	302,898	242,154
Long-term debt	117,000	117,000
Total liabilities	9,956,356	10,392,803
Commitments, contingencies and guarantees (Note 12)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 54,692,630 (2016: 53,284,872)	547	533
Additional paid-in capital	1,155,542	1,142,608
Accumulated deficit	(204,156)	(287,677)
Less: treasury common shares, at cost: nil (2016: 2,066)	—	(42)
Accumulated other comprehensive loss	(129,052)	(144,680)
Total shareholders’ equity	822,881	710,742
Total liabilities and shareholders’ equity	10,779,237	11,103,545
The accompanying notes are an integral part of these consolidated financial statements.

/s/ Michael Collins
Michael Collins
Chairman of the Board

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Non-interest income
Asset management	24,711	21,106	18,910
Banking	43,772	39,342	35,221
Foreign exchange revenue	32,222	30,606	31,896
Trust	44,936	44,060	40,264
Custody and other administration services	8,149	8,883	9,522
Other non-interest income	4,035	3,476	4,359
Total non-interest income	157,825	147,473	140,172
Interest income
Interest and fees on loans	187,020	188,000	186,486
Investments (none of the investment securities are intrinsically tax-exempt)
Trading	—	1,725	5,894
Available-for-sale	65,299	53,184	51,077
Held-to-maturity	36,132	22,261	12,607
Deposits with banks	17,178	9,759	6,517
Total interest income	305,629	274,929	262,581
Interest expense
Deposits	10,931	11,831	18,446
Long-term debt	4,954	4,500	4,861
Securities sold under repurchase agreements	—	118	8
Total interest expense	15,885	16,449	23,315
Net interest income before provision for credit losses	289,744	258,480	239,266
Provision for credit losses	5,837	(4,399)	(5,741)
Net interest income after provision for credit losses	295,581	254,081	233,525
Net trading gains (losses)	511	715	(562)
Net realized gains (losses) on available-for-sale investments	4,186	1,546	(4,407)
Net gains (losses) on other real estate owned	(2,383)	(440)	277
Impairment of fixed assets	—	—	(5,083)
Net other gains (losses)	(1,045)	(807)	338
Total other gains (losses)	1,269	1,014	(9,437)
Total net revenue	454,675	402,568	364,260
Non-interest expense
Salaries and other employee benefits	153,228	139,967	134,917
Technology and communications	53,999	57,441	57,069
Professional and outside services	27,181	18,851	27,638
Property	19,878	21,043	21,539
Indirect taxes	18,050	16,352	13,882
Marketing	5,739	4,513	3,919
Amortization of intangible assets	4,210	4,514	4,424
Restructuring costs	1,772	6,266	2,183
Other expenses	16,279	16,952	19,674
Total non-interest expense	300,336	285,899	285,245
Net income before income taxes	154,339	116,669	79,015
Income tax expense	(1,087)	(727)	(1,276)
Net income	153,252	115,942	77,739
Cash dividends declared on preference shares	—	(13,979)	(14,631)
Preference shares guarantee fee	—	(1,676)	(1,824)
Premium paid on repurchase of preference shares	—	(41,913)	(28)
Net income attributable to common shareholders	153,252	58,374	61,256

Earnings per common share
Basic earnings per share	2.82	1.20	1.25
Diluted earnings per share	2.76	1.18	1.23
Dividend per share	1.28	0.40	0.50
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income
(In thousands of US dollars)

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015

Net income	153,252	115,942	77,739

Other comprehensive income (loss), net of taxes
Net change in unrealized gains and losses on translation of net investment in foreign operations	2,603	(6,507)	(3,139)
Accretion of net unrealized (gains) losses on held-to-maturity investments transferred from available-for-sale investments	140	(71)	365
Net change in unrealized gains and losses on available-for-sale investments	6,943	(21,181)	(11,793)
Employee benefit plans adjustments	5,942	(26,424)	1,590
Other comprehensive income (loss), net of taxes	15,628	(54,183)	(12,977)

Total comprehensive income	168,880	61,759	64,762

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity

	Year ended
	December 31, 2017		December 31, 2016		December 31, 2015
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of year	53,284,872	533	47,293,253	473	55,002,314	550
Conversion of contingent value preference shares	—	—	—	—	690,939	7
Retirement of shares	—	—	(2,393)	—	(8,400,000)	(84)
Issuance of common shares	1,407,758	14	5,994,012	60	—	—
Balance at end of year	54,692,630	547	53,284,872	533	47,293,253	473

Preference shares
Balance at beginning of year	—	—	182,863	2	183,046	2
Repurchase and cancellation of preference shares	—	—	—	—	(183)	—
Redemption of preference shares	—	—	(182,863)	(2)	—	—
Balance at end of year	—	—	—	—	182,863	2

Contingent value convertible preference shares
Balance at beginning of year	—	—	—	—	690,939	7
Conversion to common shares	—	—	—	—	(690,939)	(7)
Balance at end of year	—	—	—	—	—	—

Additional paid-in capital
Balance at beginning of year		1,142,608		1,225,344		1,353,477
Share-based compensation		8,110		14,072		7,703
Share-based settlements		289		(10,626)		(9,749)
Reduction of carrying value on repurchase of preference shares		—		—		(183)
Premium paid on repurchase of preference shares		—		(41,913)		(28)
Redemption of preference shares		—		(170,206)		—
Retirement of common shares		—		(45)		(125,876)
Repurchase of warrant		—		(100)		—
Cost of issuance of common shares		22		(5,458)		—
Issuance of common shares, net of underwriting discounts and commissions		4,514		131,540		—
Sale of treasury common shares		(1)		—		—
Balance at end of year		1,155,542		1,142,608		1,225,344

Accumulated deficit
Balance at beginning of year		(287,677)		(368,618)		(405,056)
Net income for year		153,252		115,942		77,739
Common share cash dividends declared and paid, $1.28 per share (2016: $0.40 per share; 2015: $0.50 per share)		(69,731)		(19,346)		(24,846)
Cash dividends declared on preference shares, nil per share (2016: $80.00 per share; 2015: $80.00 per share)		—		(13,979)		(14,631)
Preference shares guarantee fee		—		(1,676)		(1,824)
Balance at end of year		(204,156)		(287,677)		(368,618)

Treasury common shares
Balance at beginning of year	2,066	(42)	924,031	(16,350)	1,277,060	(22,086)
Purchase of treasury common shares	—	—	97,053	(1,588)	250,370	(4,862)
Sale of treasury common shares	(380)	13	—	—	—	—
Share-based settlements	(1,686)	29	(1,019,016)	17,896	(603,399)	10,598
Fractional share payout	—	—	(2)	—	—	—
Balance at end of year	—	—	2,066	(42)	924,031	(16,350)

Accumulated other comprehensive income (loss)
Balance at beginning of year		(144,680)		(90,497)		(77,520)
Other comprehensive income (loss), net of taxes		15,628		(54,183)		(12,977)
Balance at end of year		(129,052)		(144,680)		(90,497)
Total shareholders' equity		822,881		710,742		750,354
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities
Net income	153,252	115,942	77,739
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	50,398	52,261	50,069
Provision for credit (recovery) losses	(5,837)	4,399	5,741
Share-based payments and settlements	8,410	14,423	7,913
Impairment of fixed assets	—	—	5,083
Net realized (gains) losses on available-for-sale investments	(4,186)	(1,546)	4,407
(Gain) loss on sale of premises and equipment	—	(37)	28
Net (gains) losses on other real estate owned	2,383	440	(277)
(Increase) in carrying value of investments in associates and equity method	(1,028)	(1,137)	(980)
Fair value adjustments of a contingent payment	—	895	(143)
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable	(1,761)	(6,054)	1,417
(Increase) decrease in other assets	25,600	(6,694)	(10,483)
Increase (decrease) in accrued interest payable	82	(284)	(1,907)
Increase (decrease) in employee benefit plans and other liabilities	14,396	5,587	16,932
Cash provided by operating activities	241,709	178,195	155,539

Cash flows from investing activities
(Increase) decrease in securities purchased under agreement to resell	(29,956)	(148,813)	—
Net (increase) decrease in short-term investments	273,088	(127,708)	(28,358)
Net change in trading investments	(511)	314,986	96,086
Available-for-sale investments: proceeds from sale	213,047	60,548	238,756
Available-for-sale investments: proceeds from maturities and pay downs	524,971	576,892	435,827
Available-for-sale investments: purchases	(730,765)	(1,884,554)	(1,018,759)
Held-to-maturity investments: proceeds from maturities and pay downs	113,573	73,725	26,965
Held-to-maturity investments: purchases	(385,813)	(360,959)	(50,283)
Net (increase) decrease in loans	(130,107)	321,722	(36,876)
Additions to premises, equipment and computer software	(19,218)	(9,804)	(1,477)
Proceeds from sale of other real estate owned	2,689	5,528	11,238
Dividends received on investments in associates and equity method	412	441	1,032
Cash disbursed for business acquisition	—	(21,778)	—
Cash provided by (used in) investing activities	(168,590)	(1,199,774)	(325,849)
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from financing activities
Net increase (decrease) in demand and term deposit liabilities	(621,105)	1,056,029	598,578
Proceeds from issuance of common shares, net of underwriting discounts and commissions	13	131,600	—
Cost of issuance of common shares	—	(5,458)	—
Proceeds from loans sold under agreement to repurchase	—	5,152	—
Cost of repurchase of loans under agreement to repurchase	—	(5,152)	—
Common shares repurchased	—	(1,633)	(130,822)
Preference shares repurchased	—	(212,121)	(211)
Warrant repurchased	—	(100)	—
Proceeds from stock option exercises	4,546	6,919	640
Cash dividends paid on common shares	(69,731)	(19,346)	(24,846)
Cash dividends paid on preference shares	—	(14,629)	(14,631)
Preference shares guarantee fee paid	—	(1,676)	(1,824)
Cash provided by (used in) financing activities	(686,277)	939,585	426,884
Net effect of exchange rates on cash due from banks	46,645	(105,245)	(30,995)
Net increase (decrease) in cash due from banks	(566,513)	(187,239)	225,579
Cash due from banks at beginning of year	2,101,651	2,288,890	2,063,311
Cash due from banks at end of year	1,535,138	2,101,651	2,288,890

Supplemental disclosure of cash flow information
Cash interest paid	15,968	16,165	21,408
Cash income tax paid	696	391	596

Non-cash items
Transfer to other real estate owned	—	8,961	3,400
Transfer of available-for-sale investments to held-to-maturity investments	—	74,731	340,969
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements
(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

The Bank of N.T. Butterfield & Son Limited (“Butterfield”, the “Bank” or the “Company”) is incorporated under the laws of Bermuda and has a banking license under the Banks and Deposit Companies Act, 1999 (“the Act”). Butterfield is regulated by the Bermuda Monetary Authority (“BMA”), which operates in accordance with Basel principles.

Butterfield is a full service bank and wealth manager headquartered in Hamilton, Bermuda. The Bank operates its business through six geographic segments: Bermuda, the Cayman Islands, and Guernsey, where its principal banking operations are located; and The Bahamas, Switzerland, and the United Kingdom, where it offers specialized financial services. Butterfield offers banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In the Bermuda and Cayman Islands segments, Butterfield offers both banking and wealth management. In the Guernsey, Bahamas, and Switzerland segments, the Bank offers wealth management. In the United Kingdom segment, the Bank offers residential property lending.

On September 16, 2016, the Bank's common shares began to trade on the New York Stock Exchange under the symbol "NTB". On September 21, 2016, the Bank completed its offering of 5,957,447 common shares, at $23.50 per share. The proceeds, net of the underwriting discounts and commissions, were $131.6 million.

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

Beginning on January 1, 2016, the Bank's financial statements for periods presented are reported in United States ("US") dollars (previously in Bermuda dollars) to increase comparability of the Bank's financial position and results with market peers. Assets, liabilities, revenues and expenses denominated in Bermuda dollars are translated to US dollars at par and consequently, no amounts presented in the financial statements have changed as a result of this change in reporting currency.

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

The assets and liabilities of foreign currency-based subsidiaries are translated at the rate of exchange prevailing on the balance sheet date, while associated revenues and expenses are translated to US dollars at the average rates of exchange prevailing throughout the year. Unrealized translation gains or losses on investments in foreign currency- based subsidiaries are recorded as a separate component of Shareholders' equity within accumulated other comprehensive loss (“AOCL”). Gains and losses on foreign currency-based subsidiaries are recorded in the consolidated statements of operations when the Bank ceases to have a controlling financial interest in a foreign currency-based subsidiary.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

F. Securities Purchased Under Agreement to Resell
Securities purchased under agreement to resell are treated as collateralized lending transactions. The obligation to resell is recorded at the value of the cash paid on purchase adjusted for the amortization of the difference between the purchase price and the agreed resell price. The amortization of this amount is recorded as interest income.

G. Short-Term Investments
Short-term investments have maturities of less than one year from the date of acquisition, are only subject to an insignificant risk of change in fair value and comprise (1) restricted term and demand deposits, and (2) unrestricted term deposits, certificate of deposits and treasury bills with a maturity greater than three months from the date of acquisition.

H. Investments
Investments securities are classified as trading, available-for-sale (“AFS”) or held-to-maturity (“HTM”).

Investments are classified as trading when management has the intent to sell these investments either for profit or to invest the cash received by taking customer deposits in foreign currencies. Debt and equity securities classified as trading investments are carried at fair value in the consolidated balance sheets, with unrealized gains and losses included in the consolidated statements of operations as net realized / unrealized gains (losses) on trading investments. Investments are classified primarily as AFS when used to manage the Bank’s exposure to interest rate and liquidity movements, as well as to make strategic longer-term investments. AFS investments are carried at fair value in the consolidated balance sheets with unrealized gains and losses reported as net increase or decrease to accumulated other comprehensive loss ("AOCL"). Investments that the Bank has the positive intent and ability to hold to maturity are classified as HTM and are carried at amortized cost in the consolidated balance sheets. Unrecognized gains and losses on HTM securities are disclosed in the notes to the consolidated financial statements.

The specific identification method is used to determine realized gains and losses on trading, AFS and HTM investments, which are included in net realized gains and losses on AFS and HTM investments, respectively, in the consolidated statements of operations.

Dividend and interest income, including amortization of premiums and discounts, on securities for which cash flows are not considered uncertain are included in interest income in the consolidated statements of operations. For securities with uncertain cash flows, the investments are accounted for under the cost recovery method, whereby all principal and coupon payments received are applied as a reduction of the amortized cost and carrying amount. Accrual of income is suspended in respect of debt securities that are in default, or from which it is unlikely that future interest payments will be received as scheduled.

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

Recognition of other-than-temporary impairments
For debt securities, management considers a decline in fair value to be other-than-temporary when it does not expect to recover the entire amortized cost basis of the security. Investments in debt securities in unrealized loss positions are analyzed as part of management’s ongoing assessment of other-than-temporary impairment (“OTTI”). When management intends to sell such securities or it is more likely than not that the Bank will be required to sell the securities before recovering the amortized cost, it recognizes an impairment loss equal to the full difference between the amortized cost basis and the fair value of those securities. When management does not intend to sell or it is more likely than not that the Bank will hold such securities until recovering the amortized cost, management determines whether any credit losses exist to identify any OTTI.

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

In situations where there is a credit loss, only the amount of impairment relating to credit losses on AFS and HTM investments is recognized in net income. For AFS investments, the decrease in fair value relating to factors other than credit losses is recognized in AOCL. Cash flow estimates take into account expectations of relevant market and economic data as of the end of the reporting period, including, for example, underlying loan-level data, and structural features of securitization, such as subordination, excess spread, over collateralization or other forms of credit enhancement. The degree of judgment involved in determining the recoverable value of an investment security is dependent upon the availability of observable market prices or observable market parameters. When observable market prices and parameters do not exist, judgment is necessary to estimate recoverable value which gives rise to added uncertainty in the assessment. The assessment takes into consideration factors such as interest rate changes, movements in credit spreads, default rate assumptions, prepayment assumptions, type and quality of collateral, and market sentiment.

Management's fair valuations may include inputs and assumptions that are less observable or require greater estimation, thereby resulting in values which may be greater or lower than the actual value at which the investments may be ultimately sold or the ultimate cash flows that may be recovered. If the assumptions on which management based its fair valuations change, the Bank may experience additional OTTI or realized losses or gains, and the period-to-period changes in value could vary significantly.

I. Loans
Loans are reported as the principal amount outstanding, net of allowance for credit losses, unearned income, fair value adjustments arising from hedge accounting and net deferred loan fees. Interest income is recognized over the term of the loan using the effective interest method, or on a basis approximating a level rate of return over the term of the loan, except for loans classified as non-accrual. Prepayments are treated as a reduction of principal outstanding which is recognized upon receipt of payment. Prepayment penalties, if applicable under the terms of the specific loan agreement, are recognized also upon receipt of payment.

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

The Bank evaluates at each balance sheet date the estimated cash flows and corresponding carrying value of purchased credit-impaired loans in the same manner as for the measurement of impaired loans, as is described below. The Bank evaluates at each balance sheet date whether the carrying value of its purchased credit-impaired loans has decreased and if so, recognizes an allowance for credit losses in its consolidated statements of operations. For any increases in cash flows expected to be collected, the Bank adjusts any prior recorded allowance for purchased credit-impaired loans first, and then the amount of accretable yield recognized on a prospective basis over the purchased credit-impaired loan’s remaining life. Purchased credit-impaired loans are not considered non-performing and continue to have an accretable yield as long as there is a reasonable expectation about the timing and amount of cash flows expected to be collected.

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

If the Bank determines that the expected realizable value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance estimate. If the Bank determines that part of the allowance is uncollectible, that amount is charged off.

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

Interest income on non-accrual loans is recognized only to the extent it is received in cash. Cash received on non-accrual loans where there is no doubt regarding full repayment (no impairment recognized in the form of a specific allowance) is first applied as repayment of the past due principal amount of the loan and secondly to past due interest and fees.

Where there is doubt regarding the ultimate full repayment of the non-accrual loan (impairment recognized in the form of a specific allowance), all cash received is applied to reduce the principal amount of the loan. Interest income on these loans is recognized only after the entire balance receivable is recovered and interest is actually received.

Loans are returned to accrual status when:

•	none of the principal or accrued interest is past due (with certain exceptions as noted below) and the Bank expects repayment of the remaining contractual obligation; or

•	when the loan becomes well secured and in the process of collection.

Loans modified in a troubled debt restructuring ("TDR")
A modification of a loan constitutes a TDR when a borrower is experiencing financial difficulty and the modification constitutes a concession from originally agreed terms. If a restructuring is considered a TDR, the Bank is required to make certain disclosures in the notes of the consolidated financial statements and individually evaluate the restructured loan for impairment. The Bank employs various types of concessions when modifying a loan that it would not otherwise consider which may include extension of repayment periods, interest rate reductions, principal or interest forgiveness, forbearance, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral.

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

Charge-offs
The Bank recognizes charge-offs when it determines that loans are uncollectible, and this generally occurs when all commercially reasonable means of recovering the loan balance have been exhausted.

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

Specific allowances
Specific allowances are determined on an exposure-by-exposure basis and reflect the associated estimated credit loss. The specific allowance for credit loss is computed as the difference between the recorded investment in the loan and the present value of expected future cash flows from the loan. The effective rate of return on the loan is used for discounting the cash flows. However, when foreclosure of a collateral-dependent loan is probable, the Bank measures impairment based on the fair value of the collateral. The Bank considers estimated costs to sell, on a discounted basis, in the measurement of impairment if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loan. If the measurement of an impaired loan is less than the recorded investment in the loan, then the Bank recognizes impairment by creating an allowance with a corresponding charge to provision for credit losses.

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

General allowances
The allowance for credit losses attributed to the remaining portfolio is established through various analyzes that estimate the incurred loss at the balance sheet date inherent in the lending and off-balance sheet credit-related arrangements portfolios. These analyzes may consider historical default rates, geographic, industry, and other environmental factors. Management may also consider overall portfolio indicators including trends in internally risk rated exposures, cash-basis loans, historical and forecasted write-offs, and a review of industry, geographic and portfolio concentrations, including current developments within those segments. In addition, management may consider the current business strategy and credit process, including limit setting and compliance, credit approvals, loan underwriting criteria and loan workout procedures.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Each portfolio of smaller balance, homogeneous loans, including consumer installment, revolving credit, and most other consumer loans, is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent and incurred in the portfolio, based upon various analyzes. Management may consider overall portfolio indicators including historical credit losses; delinquent (defined as loans that are more than 30 days past due), non-performing, and classified loans; trends in volumes and terms of loans; an evaluation of overall credit quality; the credit process, including lending policies and procedures; and economic, geographical, product, and other environmental factors.

K. Business Combinations, Goodwill and Intangible Assets
All business combinations are accounted for using the acquisition method. Identifiable intangible assets (mostly customer relationships) are recognized separately from goodwill and are initially valued at fair value using discounted cash flow calculations and other recognized valuation techniques. Goodwill represents the excess of the fair value of the consideration paid for the acquisition of a business over the fair value of the net assets acquired. Contingent purchase consideration is measured at its fair value and recorded on the purchase date. Any subsequent changes in the fair value of a contingent consideration liability will be recorded through the consolidated statements of operations.

Goodwill is tested annually for impairment at the reporting unit level, or more frequently if events or circumstances indicate there may be impairment. If the carrying amount of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill. Other acquired intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. Intangible assets' estimated lives are re-evaluated annually and an impairment test is carried out if certain indicators of impairment exist.

L. Premises, Equipment and Computer Software
Land is carried at cost. Buildings, equipment and computer software, including leasehold improvements, are carried at cost less accumulated depreciation. The Bank generally computes depreciation using the straight-line method over the estimated useful life of an asset, which is 50 years for buildings, and three to 10 years for other equipment. For leasehold improvements the Bank uses the straight-line method over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. The Bank capitalizes certain costs, including interest cost incurred during the development phase, associated with the acquisition or development of internal use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life, which is between five and 10 years.

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

M. Other Real Estate Owned
Other real estate owned (“OREO”) comprises real estate property held for sale and commercial and residential real estate properties acquired in partial or total satisfaction of loans acquired through foreclosure proceedings, acceptance of a deed-in-lieu of foreclosure or by taking possession of assets that were used as loan collateral. These properties are initially recorded at fair value less estimated costs to sell the property. If the recorded investment in the loan exceeds the property’s fair value at the time of acquisition, a charge-off is recorded against the specific allowance. If the carrying value of the real estate exceeds the property’s fair value at the time of reclassification, an impairment charge is recorded in the consolidated statements of operations. Subsequent decreases in the property’s fair value below the new cost basis are recorded through the use of a valuation allowance. Subsequent increases in the fair value of a property may be used to reduce the allowance but not below zero. Any operating expenses of the property are recognized through charges to non-interest expense.

N. Derivatives
All derivatives are recognized on the consolidated balance sheets at their fair value. On the date that the Bank enters into a derivative contract, it designates the derivative as either: a hedge of the fair value of a recognized asset or liability (a fair value hedge); a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a cash flow hedge); a hedge of an exposure to foreign currency risk of a net investment in a foreign operation (a net investment hedge); or, an instrument that is held for trading or non-hedging purposes (a trading or non-hedging derivative instrument).

All instruments utilized as a hedging instrument in a fair value hedge or cash flow hedge must have one or more underlying notional amounts, no or a minimal net initial investment and a provision for net settlement in the contract to meet the definition of a derivative instrument. Instruments utilized as a hedging instrument in a hedge of a net investment in foreign operations may be derivative instruments or non-derivatives.

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

The changes in the fair value of a derivative that is designated and qualifies as a foreign currency hedge is recorded in either current year earnings or OCL, depends on whether the hedging relationship satisfies the criteria for a fair value or cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, the changes in the derivative’s fair value, to the extent that the derivative is effective as a hedge, are recorded in the cumulative translation adjustment (“CTA”) account within OCL.

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

O. Securities Sold Under Agreements to Repurchase
Securities sold under agreements to repurchase (securities financing agreements) are treated as collateralized financing transactions. The obligation to repurchase is recorded at the value of the cash received on sale adjusted for the amortization of the difference between the sale price and the agreed repurchase price. The amortization of this amount is recorded as an interest expense.

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

Expense for the defined benefit pension plans and the post-retirement medical benefits plan is composed of (a) the actuarially determined benefits for the current year's service, (b) imputed interest on the actuarially determined liability of the plan, (c) in the case of the defined benefit pension plans, the expected investment return on the fair value of plan assets and (d) amortization of certain items over the expected average remaining service life of employees in the case of the active defined benefit pension plans, estimated average remaining life expectancy of the inactive participants in the case of the inactive defined benefit pension plans and the expected average remaining service life to full eligibility age of employees covered by the plan in the case of the post-retirement medical benefits plan. The items amortized are amounts arising as a result of experience gains and losses, changes in assumptions, plan amendments and the change in the net pension asset or post-retirement medical benefits liability arising on adoption of revised accounting standards.

For each of the defined benefit pension plans and for the post-retirement medical benefits plan, the assets and liabilities recognized for accounting purposes are reported in other assets and employee benefit plans respectively. The actuarial gains and losses, transition obligation and prior service costs of the defined pension plans and post-retirement medical benefits plan are recognized in OCL net of tax and amortized to net income over the average service period for the active defined benefit pension plans and post-retirement medical benefits plan and average remaining life expectancy for the inactive defined benefit pension plans.

For the defined contribution pension plans, the Bank and participating employees provide an annual contribution based on each participating employee's pensionable earnings. Amounts paid are expensed in the period.

R. Share-Based Compensation
The Bank engages in equity settled share-based payment transactions in respect of services received from eligible employees. The fair value of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in respect of the shares or share options granted is recognized in the consolidated statements of operations over the shorter of the vesting or service period.

The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk-free interest rate, expected dividend rate, the expected volatility of the share price over the life of the option and other relevant factors. The fair value of unvested share awards is deemed to be the closing price of the publicly traded Bank shares on grant date. The fair value of time vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognized in the consolidated statements of operations reflects the number of vested shares or share options. The Bank recognizes compensation cost for awards with performance conditions if and when the Bank concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures (e.g., due to termination of employment prior to vesting).

S. Revenue Recognition
Trust, custody and other administration services fees include fees for private and institutional trust, executorship, and custody services. Asset management fees include fees for investment management, investment advice and brokerage services. Fees are recognized as revenue over the period of the relationship or when the Bank has rendered all services to the clients and is entitled to collect the fee from the client, as long as there are no contingencies associated with the fees.

Banking services fees primarily include fees for letters of credit and other financial guarantees, compensating balances, overdraft facilities and other financial services-related products as well as credit card fees. Letters of credit and other financial guarantees fees are recognized as revenue over the period in which the related guarantee is outstanding. Credit card fees are comprised of merchant discounts, late fees and membership fees, net of interchange and rewards costs. Credit card fees are recognized in the period in which the service is provided. All other fees are recognized as revenue in the period in which the service is provided.

Foreign exchange revenue includes fees earned on currency exchange transactions which are recognized when such transactions occur, as well as gains and losses recognized when translating financial instruments held or due in currencies other than the local functional currency at the rates of exchange prevailing at the balance sheet date.

Loan interest income includes the amortization of deferred non-refundable loan origination and commitment fees. These fees are recognized as an adjustment of yield over the life of the related loan. Loan origination and commitment fees are offset by their related direct costs and only the net amounts are deferred and amortized into interest income.

Dividend and interest income, including amortization of premiums and discounts, on securities for which cash flows are not considered uncertain are included in interest income in the consolidated statements of operations. Loans placed on non-accrual status and investments with uncertain cash flows are accounted for under the cost recovery method, whereby all principal, dividends, interest and coupon payments received are applied as a reduction of the amortized cost and carrying amount.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

T. Fair Values
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Bank determines the fair values of assets and liabilities based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The relevant accounting standard describes three levels of inputs that may be used to measure fair value. Investments classified as trading and AFS, and derivative assets and liabilities are recognized in the consolidated balance sheets at fair value.

Level 1, 2 and 3 valuation inputs
Management classifies items that are recognized at fair value on a recurring basis based on the level of inputs used in their respective fair value determination as described below.

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

Trading investments and defined benefit pension plan equity securities and mutual funds
These include equities and mutual funds. The fair value of listed equity securities is based upon quoted market values. Investments in actively traded mutual funds are based on their published net asset values. See “AFS and HTM investments and defined benefit pension plan fixed income securities” below for valuation techniques and inputs of fixed income securities.

AFS and HTM investments and defined benefit pension plan fixed income securities
The fair values for AFS investments are generally sourced from third parties. The fair value of fixed income securities is based upon quoted market values where available, “evaluated bid” prices provided by third party pricing services (“pricing services”) where quoted market values are not available, or by reference to broker or underwriter bid indications where pricing services do not provide coverage for a particular security. To the extent the Bank believes current trading conditions represent distressed transactions, the Bank may elect to utilize internally generated models. The pricing services typically use market approaches for valuations using primarily Level 2 inputs (in the vast majority of valuations), or some form of discounted cash flow analysis.

Pricing services indicate that they will only produce an estimate of fair value if there is objectively verifiable information available to produce a valuation. Standard inputs to the valuations provided by the pricing services listed in approximate order of priority for use when available include: reported trades, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data. The pricing services may prioritize inputs differently on any given day for any security, and not all inputs listed are available for use in the evaluation process on any given day for each security evaluation. However, the pricing services also monitor market indicators and industry and economic events. When these inputs are not available, pricing services identify “buckets” of similar securities (allocated by asset class types, sectors, sub-sectors, contractual cash flows/structure, and credit rating characteristics) and apply some form of matrix or other modeled pricing to determine an appropriate security value which represents their best estimate as to what a buyer in the marketplace would pay for a security in a current sale.

It is common industry practice to utilize pricing services as a source for determining the fair values of investments where the pricing services are able to obtain sufficient market corroborating information to allow them to produce a valuation at a reporting date. In addition, in the majority of cases, although a value may be obtained from a particular pricing service for a security or class of similar securities, these values are corroborated against values provided by other pricing services. While the Bank receives values for the majority of the investment securities it holds from pricing services, it is ultimately management’s responsibility to determine whether the values received and recorded in the financial statements are representative of appropriate fair value measurements.

Broker/dealer quotations are used to value investments with fixed maturities where prices are unavailable from pricing services due to factors specific to the security such as limited liquidity, lack of current transactions, or trades only taking place in privately negotiated transactions. These are considered Level 3 valuations, as significant inputs utilized by brokers may be difficult to corroborate with observable market data, or sufficient information regarding the specific inputs utilized by the broker was not available to support a Level 2 classification.

For disclosure purposes, held-to-maturity investments are fair valued using the same methods described above.

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

OREO
OREO assets are carried at the lower of cost or fair value less estimated costs to sell. The determination of fair value, which aims at estimating the realizable value of the properties, is based either on third-party appraisals, when available, or on internal valuation models. Appraisals of OREO properties are updated on an annual basis.

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

Derivatives
Derivative contracts can be exchange traded or over-the-counter (“OTC”) derivative contracts and may include forward, swap and option contracts relating to interest rates or foreign currencies. Exchange-traded derivatives typically fall within Level 1 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources where an understanding of the inputs utilized in arriving at the valuations is obtained.

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

Goodwill
The fair value of reporting units for which goodwill is recognized is determined when an impairment assessment is performed by discounting estimated future cash flows using discount rates reflecting valuation-date market conditions and risks specific to the reporting unit.

U. Impairment or Disposal of Long-Lived Assets
Impairment losses are recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected from its use and disposal. The impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets that are to be disposed of other than by sale are classified and accounted for as held for use until the date of disposal or abandonment. Assets that meet certain criteria are classified as held for sale and are measured at the lower of their carrying amounts or fair value less estimated costs to sell.

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

•
documentary and commercial letters of credit, related primarily to the import of goods by customers, which represent agreements to honor drafts presented by third parties upon completion of specific activities.

These credit arrangements are subject to the Bank's normal credit standards and collateral is obtained where appropriate. The contractual amounts for these commitments set out in the table in Note 12 represent the maximum payments the Bank would have to make should the contracts be fully drawn, the counterparty default, and any collateral held prove to be of no value. As many of these arrangements will expire or terminate without being drawn upon or are fully collateralized, the contractual amounts do not necessarily represent future cash requirements. The Bank does not carry any liability for these obligations.

W. Income Taxes
The Bank uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes reflect the net tax effect of temporary differences between the consolidated financial statements' carrying amounts of assets and liabilities and their respective tax bases. Accordingly, a deferred income tax asset or liability is determined for each temporary difference based on the enacted tax rates to be in effect on the expected reversal date of the temporary difference. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Bank records net deferred tax assets to the extent the Bank believes these assets will more likely than not be realized. Net deferred income tax assets or liabilities accumulated as a result of temporary differences are included in other assets or other liabilities, respectively. A valuation allowance is established to reduce deferred income tax assets to the amount more likely than not to be realized. In making such a determination, the Bank considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Bank were to determine that it would be able to realize the deferred income tax assets in the future in excess of their net recorded amount, the Bank would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Bank records uncertain tax positions on the basis of a two-step process whereby (1) the Bank determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) where those tax positions that meet the more-likely-than-not recognition threshold, the Bank recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Income taxes on the consolidated statements of operations include the current and deferred portions of the income taxes. The Bank recognizes accrued interest and penalties related to income taxes in operating expenses. Income taxes applicable to items charged or credited directly to shareholders’ equity are included in such items.

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

Z. New Accounting Pronouncements
The following accounting developments were issued during the year ended December 31, 2017 or are accounting standards pending adoption:

In January 2017, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2017-03 Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323) - Amendments to SEC Paragraphs Pursuant to Staff Announcement at the September 22, 2016 and November 17, 2016 EITF Meetings. The amendments in this update reflect the SEC Staff Announcement "Disclosure of the Impact that Recently Issued Accounting Standards Will Have on the Financial Statements of a Registrant When Such Standards Are Adopted in a Future Period (in accordance with Staff Accounting Bulletin [SAG] Topic 11.M)". It applies to ASU 2014-09 Revenue from Contracts with Customers (Topic 606), ASU 2016-02 Leases (Topic 842), and ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments required by this ASU are reflected in the ASU discussions for 2014-09, 2016-02 and 2016-13 that are discussed in the following paragraphs.

In May 2014, the FASB and the International Accounting Standards Board ("IASB") issued converged final standards on revenue recognition. The FASB issued Accounting Standards Update No. 2014-09 Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). The core principle of the new standards is that revenue is recognized when a customer obtains control of a good or service compared to the existing model that is based on the transfer of risks and rewards. As a result of the change, revenue could be recognized earlier or later than under current GAAP and in addition, the update could require extensive new disclosures. The effective date for this update is the same as for Accounting Standards Update No. 2015-14 Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date which defers the effective date of ASU 2014-09 by one year resulting in the effective date being fiscal years, and interim periods with in those fiscal years, beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Bank has determined that this standard will affect non-interest income items that are fee generating and has determined that the new revenue standard will not have a significant effect on the Bank's current revenue recognition policies.

In February 2016, the FASB published Accounting Standards Update No. 2016-02 Leases (Topic 842) which requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. This update is effective for public business entities for fiscal years, and interim periods with in those fiscal years, beginning after December 15, 2018. Early application is permitted. The Bank has determined that this standard will have an effect due to the recognition of lease assets and lease liabilities currently classified as operating leases, which will result in the recognition of assets and corresponding lease liabilities.

In June 2016, the FASB published Accounting Standards Update No. 2016-13 Financial Instruments – Credit Losses. The amendments in this update provide a new impairment model, known as the current expected credit loss model that is based on expected losses rather than incurred losses. The amendments in this update are also intended to reduce the complexity and reduce the number of impairment models entities use to account for debt instruments. For public business entities that meet the GAAP definition of an SEC filer, the effective date for this update for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Bank is assessing the impact of the adoption of this guidance.

In January 2017, the FASB published Accounting Standards Update No. 2017-04 Intangibles - Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test, and therefore an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit and an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. This update should be adopted on a prospective basis by a public business entity that is a US Securities and Exchange Commission filer for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Bank is assessing the impact of the adoption of this guidance.

In March 2017, the FASB published Accounting Standards Update No. 2017-07 Compensation - Retirement Benefits (Topic 715) - Improving the Presentation of Net Periodic Pension Cost and Net Periodic Post-retirement Benefit Cost. The amendments in this update require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. The amendments in this update are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted. The amendments in this update should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic post-retirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic post-retirement benefit in assets. The Bank has determined that this standard will have an effect on the presentation of other components of net benefit cost in the consolidated statements of operations and statements of comprehensive income but the impact is expected to be negligible.

In March 2017, the FASB published Accounting Standards Update No. 2017-08 Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20) Premium Amortization on Purchased Callable Debt Securities. The amendments in this update shorten the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The amendments in this update are effective for public business entities for annual periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted. The Bank has determined that this standard will apply depending on the investments held at the time of adoption, but does not expect the impact to have a significant effect.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

In May 2017, the FASB published Accounting Standards Update No. 2017-09 Compensation - Stock Compensation (Topic 718) - Scope of Modification Accounting. The amendments in this update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this update are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted. As the Bank has outstanding share-based payment awards, it was determined that this standard will apply if any modifications occur in the future.

In August 2017, the FASB published Accounting Standards Update No. 2017-12 Derivatives and Hedging (Topic 815) - Targeted Improvements to Accounting for Hedging Activities. The amendments in this update better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results.  To meet that objective, the amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements.  The amendments in this Update also make certain targeted improvements to simplify the application of hedge accounting guidance and ease the administrative burden of hedge documentation requirements and assessing hedge effectiveness.  The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted in any interim period after issuance of the update and all transition requirements and elections should be applied to hedging relationships existing on the date of adoption. For the Bank, the amendments relating to the recognition and presentation of net investment hedges will apply but the impact is expected to be negligible due to the nature of the Bank’s hedging relationships.

Note 3: Cash due from banks

	December 31, 2017			December 31, 2016
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Non-interest bearing
Cash and demand deposits with banks	24,189	65,192	89,381	28,690	82,051	110,741

Interest bearing¹
Demand deposits with banks	215,363	124,893	340,256	138,123	188,314	326,437
Cash equivalents	330,247	775,254	1,105,501	976,557	687,916	1,664,473
Sub-total - Interest bearing	545,610	900,147	1,445,757	1,114,680	876,230	1,990,910

Total cash due from banks	569,799	965,339	1,535,138	1,143,370	958,281	2,101,651
¹ Interest bearing cash due from banks includes certain demand deposits with banks as at December 31, 2017 in the amount of $203.3 million (December 31, 2016: $305.3 million) that are earning interest at a negligible rate.

Note 4: Short-term investments

	December 31, 2017			December 31, 2016
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Unrestricted
Maturing within three months	67,528	71,986	139,514	36,953	80,360	117,313
Maturing between three to six months	19,841	67,035	86,876	343,723	40,825	384,548
Total unrestricted short-term investments	87,369	139,021	226,390	380,676	121,185	501,861

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand and term deposits	22,053	1,541	23,594	17,894	—	17,894
Total short-term investments	109,422	140,562	249,984	398,570	121,185	519,755

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, trading and available-for-sale ("AFS") investments are carried at fair value and held-to-maturity ("HTM") investments are carried at amortized cost.

	December 31, 2017				December 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Trading
Mutual funds	5,724	1,616	(516)	6,824	5,724	1,091	(502)	6,313
Total trading	5,724	1,616	(516)	6,824	5,724	1,091	(502)	6,313

Available-for-sale
US government and federal agencies	2,720,581	8,924	(20,401)	2,709,104	2,448,207	6,773	(24,578)	2,430,402
Non-US governments debt securities	26,516	118	(386)	26,248	27,895	178	(1,053)	27,020
Corporate debt securities	243,999	153	(780)	243,372	513,881	2,139	(1,545)	514,475
Asset-backed securities - Student loans	13,290	—	(797)	12,493	13,290	—	(797)	12,493
Commercial mortgage-backed securities	142,740	56	(1,296)	141,500	151,855	43	(1,352)	150,546
Residential mortgage-backed securities	186,049	309	(1,635)	184,723	200,288	56	(2,542)	197,802
Total available-for-sale	3,333,175	9,560	(25,295)	3,317,440	3,355,416	9,189	(31,867)	3,332,738

Held-to-maturity¹
US government and federal agencies	1,381,955	4,813	(9,414)	1,377,354	1,061,103	2,528	(16,803)	1,046,828
Total held-to-maturity	1,381,955	4,813	(9,414)	1,377,354	1,061,103	2,528	(16,803)	1,046,828
¹ For the years ended December 31, 2017, 2016 and 2015, non-credit impairments recognized in accumulated other comprehensive loss ("AOCL") for HTM investments were nil .

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS and HTM investment securities that were in an unrealized loss position as of December 31, 2017 (and December 31, 2016), which were composed of 161 securities representing 59% of the AFS and HTM portfolios' fair value (December 31, 2016: 170 and 76%, respectively), represent an OTTI. Total gross unrealized losses were 1.3% of the fair value of affected securities (December 31, 2016: 1.5%) and were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. Due to a strategic change in the investment portfolio composition during the year ended December 31, 2015, several AFS securities were sold while being in an unrealized loss position. The Bank considers this to be a one-time event, and has determined that it is not more likely than not that the Bank will be required to sell, nor does the Bank have the intent to sell any of the remaining investment securities before recovery of the amortized cost basis. The following describes the processes for identifying credit impairment in security types with the most significant unrealized losses as shown in the preceding tables.

Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

Management believes that all the Non-US governments debt securities do not have any credit losses, given the explicit guarantee provided by the issuing government.

The unrealized losses in Corporate debt securities relate primarily to eight debt securities that are all of investment grade with ratings ranging from BBB+ to AA-. Management believes that the value of these securities will recover and the current unrealized loss positions are a result of interest rate movements.

Investments in Asset-backed securities - Student loans are composed primarily of securities collateralized by Federal Family Education Loan Program loans (“FFELP loans”). FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralization, subordination and excess spread, which collectively total in excess of 100%. Accordingly, the vast majority of FFELP loan-backed securities are not exposed to traditional consumer credit risk.

Investments in Commercial mortgage-backed securities relates to 10 senior securities rated AAA that possess significant subordination, a form of credit enhancement expressed hereafter as the percentage of pool losses that can occur before the senior securities held by the Bank will incur its first dollar of principal loss. No credit losses were recognized as for eight of these securities the weighted average credit support and the weighted average loan-to-value ratios ("LTV") range from 25% - 37% and 48% - 62%, respectively. The two remaining securities do not have explicit credit support, however these securities have LTVs of less than 30%.

Investments in Residential mortgage-backed securities relate to 10 securities which are rated AAA or AA+ and possess similar significant credit enhancement as described above. No credit losses were recognized on these securities as the weighted average credit support and the weighted average LTV ratios range from 5% - 19% and 55% - 67%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

In the following tables, debt securities with unrealized losses that are not deemed to be OTTI are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis.

	Less than 12 months		12 months or more
December 31, 2017	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	497,307	(2,461)	1,014,252	(17,940)	1,511,559	(20,401)
Non-US governments debt securities	—	—	22,360	(386)	22,360	(386)
Corporate debt securities	86,501	(225)	39,479	(555)	125,980	(780)
Asset-backed securities - Student loans	—	—	12,493	(797)	12,493	(797)
Commercial mortgage-backed securities	98,822	(709)	36,766	(587)	135,588	(1,296)
Residential mortgage-backed securities	71,604	(486)	56,287	(1,149)	127,891	(1,635)
Total available-for-sale securities with unrealized losses	754,234	(3,881)	1,181,637	(21,414)	1,935,871	(25,295)

Held-to-maturity securities with unrealized losses
US government and federal agencies	549,532	(2,862)	288,830	(6,552)	838,362	(9,414)

	Less than 12 months		12 months or more
December 31, 2016	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	1,558,636	(21,932)	266,094	(2,646)	1,824,730	(24,578)
Non-US governments debt securities	21,681	(1,053)	—	—	21,681	(1,053)
Corporate debt securities	214,506	(1,545)	—	—	214,506	(1,545)
Asset-backed securities - Student loans	—	—	12,493	(797)	12,493	(797)
Commercial mortgage-backed securities	134,195	(1,352)	—	—	134,195	(1,352)
Residential mortgage-backed securities	181,556	(2,542)	—	—	181,556	(2,542)
Total available-for-sale securities with unrealized losses	2,110,574	(28,424)	278,587	(3,443)	2,389,161	(31,867)

Held-to-maturity securities with unrealized losses
US government and federal agencies	937,080	(16,803)	—	—	937,080	(16,803)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
December 31, 2017	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Trading
Mutual funds	—	—	—	—	—	6,824	6,824

Available-for-sale
US government and federal agencies	—	—	84,146	—	—	2,624,958	2,709,104
Non-US governments debt securities	—	671	3,216	22,361	—	—	26,248
Corporate debt securities	63,602	74,616	105,154	—	—	—	243,372
Asset-backed securities - Student loans	—	—	—	—	—	12,493	12,493
Commercial mortgage-backed securities	—	—	—	—	—	141,500	141,500
Residential mortgage-backed securities	—	—	—	—	—	184,723	184,723
Total available-for-sale	63,602	75,287	192,516	22,361	—	2,963,674	3,317,440

Held-to-maturity
US government and federal agencies	—	—	—	—	—	1,381,955	1,381,955
Total investments	63,602	75,287	192,516	22,361	—	4,352,453	4,706,219

Total by currency
US dollars	63,602	75,287	192,516	22,361	—	4,352,245	4,706,011
Other	—	—	—		—	208	208
Total investments	63,602	75,287	192,516	22,361	—	4,352,453	4,706,219

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	December 31, 2017		December 31, 2016
Pledged Investments	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	149,999	150,900	211,342	212,995
Held-to-maturity	202,303	201,523	320,942	315,635

Sale Proceeds and Realized Gains and Losses of AFS Securities

	Year ended
	December 31, 2017
	Sale proceeds	Gross realized gains	Gross realized (losses)
Corporate debt securities	202,700	1,684	—
Commercial mortgage-backed securities	7,785	—	(60)
Pass-through note	2,562	2,562	—
Net realized gains (losses) recognized in net income	213,047	4,246	(60)

	Year ended
	December 31, 2016
	Sale proceeds	Gross realized gains	Gross realized (losses)
US government and federal agencies	59,939	1,013	(76)
Pass-through note	609	609	—
Net realized gains (losses) recognized in net income	60,548	1,622	(76)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
	December 31, 2015
	Sale proceeds	Gross realized gains	Gross realized (losses)
US government and federal agencies	232,372	—	(4,465)
Residential mortgage-backed securities	6,056	—	(270)
Pass-through note	328	328	—
Net realized gains (losses) recognized in net income	238,756	328	(4,735)

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The "Bermuda" and "Non-Bermuda" classifications purpose is to reflect management segment reporting as described in Note 15: Segmented information.

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal, business and government loans are generally repayable over terms not exceeding five years. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The effective yield on total loans as at December 31, 2017 is 5.09% (December 31, 2016: 4.78%).

	December 31, 2017			December 31, 2016
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Commercial loans
Government	139,987	13,414	153,401	94,504	17,908	112,412
Commercial and industrial	197,251	173,701	370,952	130,171	201,652	331,823
Commercial overdrafts	18,649	2,874	21,523	22,594	2,767	25,361
Total gross commercial loans	355,887	189,989	545,876	247,269	222,327	469,596
Less specific allowance for credit losses	(2,866)	—	(2,866)	(577)	—	(577)
Net commercial loans	353,021	189,989	543,010	246,692	222,327	469,019

Commercial real estate loans
Commercial mortgage	346,094	189,741	535,835	363,982	217,640	581,622
Construction	24,500	23,743	48,243	24,500	4,385	28,885
Total gross commercial real estate loans	370,594	213,484	584,078	388,482	222,025	610,507
Less specific allowance for credit losses	(550)	(33)	(583)	(750)	—	(750)
Net commercial real estate loans	370,044	213,451	583,495	387,732	222,025	609,757

Consumer loans
Automobile financing	13,113	6,182	19,295	13,077	6,905	19,982
Credit card	57,777	21,228	79,005	57,730	20,811	78,541
Overdrafts	5,490	2,871	8,361	2,380	3,202	5,582
Other consumer	29,818	51,196	81,014	30,798	63,186	93,984
Total gross consumer loans	106,198	81,477	187,675	103,985	94,104	198,089
Less specific allowance for credit losses	(274)	—	(274)	(275)	(3)	(278)
Net consumer loans	105,924	81,477	187,401	103,710	94,101	197,811

Residential mortgage loans	1,156,134	1,338,566	2,494,700	1,205,468	1,131,065	2,336,533
Less specific allowance for credit losses	(8,681)	(1,220)	(9,901)	(9,559)	(574)	(10,133)
Net residential mortgage loans	1,147,453	1,337,346	2,484,799	1,195,909	1,130,491	2,326,400

Total gross loans	1,988,813	1,823,516	3,812,329	1,945,204	1,669,521	3,614,725
Less specific allowance for credit losses	(12,371)	(1,253)	(13,624)	(11,161)	(577)	(11,738)
Less general allowance for credit losses	(16,339)	(5,504)	(21,843)	(24,950)	(7,559)	(32,509)
Net loans	1,960,103	1,816,759	3,776,862	1,909,093	1,661,385	3,570,478

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans as at December 31, 2017 and December 31, 2016. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

December 31, 2017	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total loans
Commercial loans
Government	—	—	—	—	153,401	153,401
Commercial and industrial	—	1,005	7,481	8,486	362,466	370,952
Commercial overdrafts	—	—	1	1	21,522	21,523
Total commercial loans	—	1,005	7,482	8,487	537,389	545,876

Commercial real estate loans
Commercial mortgage	392	—	4,781	5,173	530,662	535,835
Construction	—	—	—	—	48,243	48,243
Total commercial real estate loans	392	—	4,781	5,173	578,905	584,078

Consumer loans
Automobile financing	7	12	226	245	19,050	19,295
Credit card	422	177	170	769	78,236	79,005
Overdrafts	—	—	4	4	8,357	8,361
Other consumer	797	329	441	1,567	79,447	81,014
Total consumer loans	1,226	518	841	2,585	185,090	187,675

Residential mortgage loans	19,121	10,142	35,658	64,921	2,429,779	2,494,700

Total gross loans	20,739	11,665	48,762	81,166	3,731,163	3,812,329

December 31, 2016	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total loans
Commercial loans
Government	—	—	—	—	112,412	112,412
Commercial and industrial	2,712	—	584	3,296	328,527	331,823
Commercial overdrafts	—	—	2	2	25,359	25,361
Total commercial loans	2,712	—	586	3,298	466,298	469,596

Commercial real estate loans
Commercial mortgage	377	—	5,964	6,341	575,281	581,622
Construction	175	—	—	175	28,710	28,885
Total commercial real estate loans	552	—	5,964	6,516	603,991	610,507

Consumer loans
Automobile financing	86	23	225	334	19,648	19,982
Credit card	366	177	392	935	77,606	78,541
Overdrafts	—	—	17	17	5,565	5,582
Other consumer	720	564	999	2,283	91,701	93,984
Total consumer loans	1,172	764	1,633	3,569	194,520	198,089

Residential mortgage loans	26,122	4,345	50,262	80,729	2,255,804	2,336,533

Total gross loans	30,558	5,109	58,445	94,112	3,520,613	3,614,725

Loans' Credit Quality
The four credit quality classifications set out in the following tables (which exclude purchased credit-impaired loans) are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular, internal credit rating grades assigned.

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

December 31, 2017	Pass	Special mention	Substandard	Non-accrual	Total gross recorded investments
Commercial loans
Government	149,651	—	3,750	—	153,401
Commercial and industrial	357,298	4,864	1,309	7,481	370,952
Commercial overdrafts	17,558	3,569	395	1	21,523
Total commercial loans	524,507	8,433	5,454	7,482	545,876

Commercial real estate loans
Commercial mortgage	464,283	63,663	3,108	4,781	535,835
Construction	48,243	—	—	—	48,243
Total commercial real estate loans	512,526	63,663	3,108	4,781	584,078

Consumer loans
Automobile financing	18,816	232	21	226	19,295
Credit card	78,835	—	170	—	79,005
Overdrafts	8,263	94	—	4	8,361
Other consumer	79,080	1,419	31	484	81,014
Total consumer loans	184,994	1,745	222	714	187,675

Residential mortgage loans	2,351,845	35,996	75,985	30,874	2,494,700

Total gross recorded loans	3,573,872	109,837	84,769	43,851	3,812,329

December 31, 2016	Pass	Special mention	Substandard	Non-accrual	Total gross recorded investments
Commercial loans
Government	104,611	301	7,500	—	112,412
Commercial and industrial	325,924	4,122	1,194	583	331,823
Commercial overdrafts	22,976	2,145	238	2	25,361
Total commercial loans	453,511	6,568	8,932	585	469,596

Commercial real estate loans
Commercial mortgage	502,918	71,038	1,702	5,964	581,622
Construction	28,885	—	—	—	28,885
Total commercial real estate loans	531,803	71,038	1,702	5,964	610,507

Consumer loans
Automobile financing	19,309	360	28	285	19,982
Credit card	78,149	—	392	—	78,541
Overdrafts	5,533	32	—	17	5,582
Other consumer	91,348	1,564	360	712	93,984
Total consumer loans	194,339	1,956	780	1,014	198,089

Residential mortgage loans	2,200,807	36,739	58,087	40,900	2,336,533

Total gross recorded loans	3,380,460	116,301	69,501	48,463	3,614,725

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Evaluation of Loans For Impairment	December 31, 2017		December 31, 2016
	Individually evaluated	Collectively evaluated	Individually evaluated	Collectively evaluated
Commercial	8,487	537,389	9,686	459,910
Commercial real estate	7,889	576,189	21,893	588,614
Consumer	1,138	186,537	1,746	196,343
Residential mortgage	99,652	2,395,048	113,065	2,223,468
Total gross loans	117,166	3,695,163	146,390	3,468,335

Changes in General and Specific Allowances For Credit Losses

	Year ended December 31, 2017
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of year	3,377	16,224	965	23,681	44,247
Provision taken (released)	2,853	(5,895)	1,059	(3,854)	(5,837)
Recoveries	106	—	730	483	1,319
Charge-offs	(34)	(1)	(1,869)	(2,475)	(4,379)
Other	7	32	3	75	117
Allowances at end of year	6,309	10,360	888	17,910	35,467
Allowances at end of year: individually evaluated for impairment	2,866	583	274	9,901	13,624
Allowances at end of year: collectively evaluated for impairment	3,443	9,777	614	8,009	21,843

	Year ended December 31, 2016
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of year	8,723	6,512	2,763	31,304	49,302
Provision taken	(5,265)	14,459	(1,076)	(3,719)	4,399
Recoveries	97	12	1,264	70	1,443
Charge-offs	(138)	(4,520)	(1,916)	(3,837)	(10,411)
Other	(40)	(239)	(70)	(137)	(486)
Allowances at end of year	3,377	16,224	965	23,681	44,247
Allowances at end of year: individually evaluated for impairment	577	750	278	10,133	11,738
Allowances at end of year: collectively evaluated for impairment	2,800	15,474	687	13,548	32,509

	Year ended December 31, 2015
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of year	7,831	5,920	2,797	30,934	47,482
Provision taken	440	1,027	586	3,688	5,741
Recoveries	788	182	1,455	427	2,852
Charge-offs	(318)	(513)	(2,031)	(3,701)	(6,563)
Other	(18)	(104)	(44)	(44)	(210)
Allowances at end of year	8,723	6,512	2,763	31,304	49,302
Allowances at end of year: individually evaluated for impairment	590	2,951	274	15,290	19,105
Allowances at end of year: collectively evaluated for impairment	8,133	3,561	2,489	16,014	30,197

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Non-Performing Loans (excluding purchased credit-impaired loans)	December 31, 2017			December 31, 2016
	Non-accrual	Past due more than 90 days and accruing	Total non- performing loans	Non-accrual	Past due more than 90 days and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	7,481	—	7,481	583	—	583
Commercial overdrafts	1	—	1	2	—	2
Total commercial loans	7,482	—	7,482	585	—	585

Commercial real estate loans
Commercial mortgage	4,781	—	4,781	5,964	—	5,964

Consumer loans
Automobile financing	226	—	226	285	2	287
Credit card	—	170	170	—	392	392
Overdrafts	4	—	4	17	—	17
Other consumer	484	—	484	712	300	1,012
Total consumer loans	714	170	884	1,014	694	1,708

Residential mortgage loans	30,874	4,186	35,060	40,900	8,476	49,376

Total non-performing loans	43,851	4,356	48,207	48,463	9,170	57,633

Impaired Loans (excluding purchased credit-impaired loans)
A loan is considered to be impaired when, based on current information and events, the Bank determines that it will not be able to collect all amounts due according to the original loan contract, including scheduled interest payments. Impaired loans include all non-accrual loans and all loans modified in a troubled debt restructuring (‘‘TDR’’) even if full collectability is expected following the restructuring. During the year ended December 31, 2017, the amount of gross interest income that would have been recorded had impaired loans been current was $2.1 million (December 31, 2016: $2.7 million; December 31, 2015: $3.1 million).

	Impaired loans with an allowance			Gross recorded investment of impaired loans without an allowance	Total impaired loans
December 31, 2017	Gross recorded investment	Specific allowance	Net loans		Gross recorded investment	Specific allowance	Net loans
Commercial loans
Commercial and industrial	7,475	(2,866)	4,609	1,011	8,486	(2,866)	5,620
Commercial overdrafts	—	—	—	1	1	—	1
Total commercial loans	7,475	(2,866)	4,609	1,012	8,487	(2,866)	5,621

Commercial real estate loans
Commercial mortgage	1,585	(583)	1,002	6,304	7,889	(583)	7,306

Consumer loans
Automobile financing	138	(75)	63	88	226	(75)	151
Overdrafts	—	—	—	4	4	—	4
Other consumer	199	(199)	—	285	484	(199)	285
Total consumer loans	337	(274)	63	377	714	(274)	440

Residential mortgage loans	53,698	(9,630)	44,068	42,055	95,753	(9,630)	86,123

Total impaired loans	63,095	(13,353)	49,742	49,748	112,843	(13,353)	99,490
Specific allowance excludes $0.3 million recognized relating to purchased credit-impaired loans.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Impaired loans with an allowance			Gross recorded investment of impaired loans without an allowance	Total impaired loans
December 31, 2016	Gross recorded investment	Specific allowance	Net loans		Gross recorded investment	Specific allowance	Net loans
Commercial loans
Commercial and industrial	579	(577)	2	1,048	1,627	(577)	1,050
Commercial overdrafts	—	—	—	2	2	—	2
Total commercial loans	579	(577)	2	1,050	1,629	(577)	1,052

Commercial real estate loans
Commercial mortgage	1,722	(750)	972	5,944	7,666	(750)	6,916

Consumer loans
Automobile financing	155	(75)	80	130	285	(75)	210
Overdrafts	—	—	—	17	17	—	17
Other consumer	253	(203)	50	459	712	(203)	509
Total consumer loans	408	(278)	130	606	1,014	(278)	736

Residential mortgage loans	30,330	(9,961)	20,369	52,043	82,373	(9,961)	72,412

Total impaired loans	33,039	(11,566)	21,473	59,643	92,682	(11,566)	81,116
Specific allowance excludes $0.2 million recognized relating to purchased credit-impaired loans.

Average Impaired Loan Balances and Related Recognized Interest Income

	December 31, 2017		December 31, 2016		December 31, 2015
	Average gross recorded investment	Interest income recognized¹	Average gross recorded investment	Interest income recognized¹	Average gross recorded investment	Interest income recognized¹

Commercial loans
Commercial and industrial	5,057	63	1,661	64	1,214	—
Commercial overdrafts	2	—	14	—	66	—
Total commercial loans	5,059	63	1,675	64	1,280	—

Commercial real estate loans
Commercial mortgage	7,778	222	15,496	237	28,612	311

Consumer loans
Automobile financing	256	—	192	—	137	—
Overdrafts	11	—	14	—	27	—
Other consumer	598	—	1,043	—	1,617	2
Total consumer loans	865	—	1,249	—	1,781	2

Residential mortgage loans	89,063	4,378	81,901	2,201	78,433	1,442

Total impaired loans	102,765	4,663	100,321	2,502	110,106	1,755
¹ All interest income recognized on impaired loans relate to loans previously modified in a TDR.

Loans Modified in a TDR
As at December 31, 2017, the Bank had no loans that were modified in a TDR during the preceding 12 months that subsequently defaulted (i.e., 90 days or more past due following a modification). As at December 31, 2016, one loan which was formerly a residential mortgage was modified in a TDR during the preceding 12 months that subsequently defaulted with a recorded investment of $0.9 million. As at December 31, 2015, one loan which was formerly a residential mortgage was modified in a TDR during the preceding 12 months that subsequently defaulted with a recorded investment of $0.8 million.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

TDRs entered into during the year

	Year ended December 31, 2017
	Number of contracts	Pre- modification recorded investment	Modification: interest capitalization	Post- modification recorded investment
Commercial real estate loans	2	1,544	—	1,544
Residential mortgage loans	42	24,588	1,345	25,933
Total loans modified in a TDR	44	26,132	1,345	27,477

	Year ended December 31, 2016
	Number of contracts	Pre- modification recorded investment	Modification: interest capitalization	Post- modification recorded investment
Residential mortgage loans	21	12,543	81	12,624
Total loans modified in a TDR	21	12,543	81	12,624

	Year ended December 31, 2015
	Number of contracts	Pre- modification recorded investment	Modification: interest capitalization	Post- modification recorded investment
Commercial loans	1	1,000	87	1,087
Residential mortgage loans	20	13,283	1,081	14,364
Total loans modified in a TDR	21	14,283	1,168	15,451

	December 31, 2017		December 31, 2016
TDRs outstanding	Accrual	Non-accrual	Accrual	Non-accrual
Commercial loans	1,005	—	1,044	—
Commercial real estate loans	3,108	1,471	1,702	1,539
Residential mortgage loans	64,879	5,623	41,473	5,006
Total TDRs outstanding	68,992	7,094	44,219	6,545

Purchased Credit-Impaired Loans
The Bank acquired certain credit-impaired loans as part of the November 7, 2014 acquisition of substantially all retail loans of HSBC Bank (Cayman) Limited. The accretable difference (or "accretable yield") represents the excess of a loan's cash flows expected to be collected over the loan's carrying amount.

	Year ended
	December 31, 2017
	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount
Balance at beginning of year	8,016	(1,617)	(811)	5,588
Advances and increases in cash flows expected to be collected	36	48	(48)	36
Reductions resulting from repayments	(1,581)	307	148	(1,126)
Reductions resulting from changes in allowances for credit losses	—	(99)	—	(99)
Reductions resulting from charge-offs	(470)	122	—	(348)
Balance at end of year	6,001	(1,239)	(711)	4,051

	Year ended
	December 31, 2016
	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount
Balance at beginning of year	8,709	(2,248)	(631)	5,830
Advances and increases in cash flows expected to be collected	166	408	(396)	178
Reductions resulting from repayments	(464)	—	216	(248)
Reductions resulting from changes in allowances for credit losses	—	(172)	—	(172)
Reductions resulting from charge-offs	(395)	395	—	—
Balance at end of year	8,016	(1,617)	(811)	5,588

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
	December 31, 2015
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

Note 7: Credit risk concentrations

Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank's commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

The following tables summarize the credit exposure of the Bank by business sector and by geographic region. The on-balance sheet exposure amounts disclosed are net of specific allowances and the off-balance sheet exposure amounts disclosed are gross of collateral held.

	December 31, 2017			December 31, 2016
Business sector	Loans	Off-balance sheet	Total credit exposure	Loans	Off-balance sheet	Total credit exposure
Banks and financial services	459,132	390,278	849,410	321,680	393,148	714,828
Commercial and merchandising	261,560	193,583	455,143	266,976	139,264	406,240
Governments	153,952	85,807	239,759	112,857	709	113,566
Individuals	2,274,632	114,215	2,388,847	2,299,852	108,810	2,408,662
Primary industry and manufacturing	59,532	9,567	69,099	34,304	2,095	36,399
Real estate	439,595	2,225	441,820	418,946	12,467	431,413
Hospitality industry	144,808	73	144,881	142,707	4,353	147,060
Transport and communication	5,494	—	5,494	5,665	—	5,665
Sub-total	3,798,705	795,748	4,594,453	3,602,987	660,846	4,263,833
General allowance	(21,843)	—	(21,843)	(32,509)	—	(32,509)
Total	3,776,862	795,748	4,572,610	3,570,478	660,846	4,231,324

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2017				December 31, 2016
Geographic region	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Australia	113,920	—	—	113,920	14,242	—	—	14,242
Barbados	—	3,750	—	3,750	—	7,500	—	7,500
Belgium	4,767	—	—	4,767	1,722	—	—	1,722
Bermuda	14,512	2,132,918	418,850	2,566,280	23,505	2,105,195	322,554	2,451,254
Canada	386,322	—	—	386,322	514,861	—	—	514,861
Cayman	67,942	669,767	229,731	967,440	40,356	706,994	231,211	978,561
Guernsey	3	292,806	41,648	334,457	1	337,037	107,081	444,119
Japan	12,852	—	—	12,852	20,963	—	—	20,963
New Zealand	7,951	—	—	7,951	785	—	—	785
Norway	25,440	—	—	25,440	42,477	—	—	42,477
Saint Lucia	—	120,000	—	120,000	—	65,117	—	65,117
South Africa	1,726	—	—	1,726	71	—	—	71
Sweden	505	—	—	505	1,550	—	—	1,550
Switzerland	5,743	—	—	5,743	5,833	—	—	5,833
The Bahamas	1,652	17,451	—	19,103	2,822	23,860	—	26,682
United Kingdom	775,853	562,013	105,519	1,443,385	1,224,263	357,284	—	1,581,547
United States	544,703	—	—	544,703	876,642	—	—	876,642
Other	—	—	—	—	126	—	—	126
Sub-total	1,963,891	3,798,705	795,748	6,558,344	2,770,219	3,602,987	660,846	7,034,052
General allowance	—	(21,843)	—	(21,843)	—	(32,509)	—	(32,509)
Total	1,963,891	3,776,862	795,748	6,536,501	2,770,219	3,570,478	660,846	7,001,543

Note 8: Premises, equipment and computer software

	December 31, 2017			December 31, 2016
Category	Cost	Accumulated depreciation	Net carrying value	Cost	Accumulated depreciation	Net carrying value
Land	9,008	—	9,008	9,008	—	9,008
Buildings	139,534	(59,110)	80,424	137,110	(58,606)	78,504
Equipment	20,000	(15,997)	4,003	28,837	(25,637)	3,200
Computer hardware and software in use	165,251	(102,449)	62,802	170,138	(98,452)	71,686
Computer software in development	8,553	—	8,553	5,375	—	5,375
Total	342,346	(177,556)	164,790	350,468	(182,695)	167,773

	Year ended
Depreciation charged to operating expenses	December 31, 2017	December 31, 2016	December 31, 2015
Buildings (included in Property expense)	3,781	4,058	4,183
Equipment (included in Property expense)	1,336	1,462	1,605
Computer hardware and software (included in Technology and communication expense)	18,382	18,757	19,076
Total depreciation charged to operating expenses	23,499	24,277	24,864
Impairment of buildings' carrying value (included in Impairment of fixed assets)	—	—	—

During the year ended December 31, 2015, the Bank sold four Bermuda properties and one Cayman property which were classified as premises, equipment and computer software as at December 31, 2014. The properties were reclassified to other real estate owned during 2015 upon classification as held for sale. The properties were sold for total proceeds of $11.2 million and a gain of $0.5 million, which is recognized on the consolidated statements of operations under net realized / unrealized gains (losses) on other real estate owned. For the Cayman property, the Bank has entered into a leaseback agreement for two floors with lease payments of $0.4 million per year for three years.

During the year ended December 31, 2015, the Bank recognized an impairment of $5.1 million regarding the core banking system in the UK as described in Note 13: Exit cost obligations.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 9: Goodwill and other intangible assets

Goodwill

	Year ended
Guernsey segment	December 31, 2017	December 31, 2016	December 31, 2015
Balance at beginning of year	19,622	23,462	24,821
Foreign exchange translation adjustment	1,907	(3,840)	(1,359)
Balance at end of year	21,529	19,622	23,462

Customer Relationship Intangible Assets

	December 31, 2017			December 31, 2016
Business segment	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
Bermuda	29,785	(9,748)	20,037	29,785	(7,762)	22,023
Cayman	12,324	(3,557)	8,767	12,324	(2,782)	9,542
Guernsey	58,420	(48,158)	10,262	58,420	(47,696)	10,724
Total	100,529	(61,463)	39,066	100,529	(58,240)	42,289

Customer relationships are initially valued based on the present value of net cash flows expected to be derived solely from the recurring customer base existing as at the date of acquisition. Customer relationship intangible assets may or may not arise from contracts.

During the year ended December 31, 2017, the Bank acquired no new customer intangible assets (December 31, 2016: $21.4 million, December 31, 2015: nil), the amortization expense amounted to $4.2 million (December 31, 2016: $4.5 million, December 31, 2015: $4.4 million) and the foreign exchange translation adjustment decreased the net carrying amount by $1.0 million (December 31, 2016: decreased by $2.3 million, December 31, 2015: decreased by $0.9 million). The estimated aggregate amortization expense for each of the succeeding five years is $4.2 million.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 10: Customer deposits and deposits from banks

In 2017, the classification of certain fixed notice period deposits was revised from demand deposits to term deposits. The 2016 classification presented below was revised to properly present the disclosure accordingly.

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
December 31, 2017	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits

Customers
Bermuda
Demand or less than $100k¹	1,840,201	2,578,411	4,418,612	13,983	4,267	8,640	13,984	40,874	4,459,486
Term - $100k or more	N/A	N/A	—	646,751	33,495	75,235	37,857	793,338	793,338
Total Bermuda	1,840,201	2,578,411	4,418,612	660,734	37,762	83,875	51,841	834,212	5,252,824

Non-Bermuda
Demand or less than $100k	639,525	2,755,517	3,395,042	19,147	5,202	4,762	781	29,892	3,424,934
Term and $100k or more	N/A	N/A	—	657,134	88,650	94,245	6,205	846,234	846,234
Total non-Bermuda	639,525	2,755,517	3,395,042	676,281	93,852	99,007	6,986	876,126	4,271,168

Total customer deposits	2,479,726	5,333,928	7,813,654	1,337,015	131,614	182,882	58,827	1,710,338	9,523,992

Banks
Bermuda
Demand or less than $100k	442	—	442	—	—	—	—	—	442

Non-Bermuda
Demand or less than $100k	—	7,704	7,704	—	—	—	—	—	7,704
Term and $100k or more	N/A	N/A	—	4,220	—	100	—	4,320	4,320
Total non-Bermuda	—	7,704	7,704	4,220	—	100	—	4,320	12,024

Total bank deposits	442	7,704	8,146	4,220	—	100	—	4,320	12,466

Total deposits	2,480,168	5,341,632	7,821,800	1,341,235	131,614	182,982	58,827	1,714,658	9,536,458

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2016	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits

Customers
Bermuda
Demand or less than $100k¹	1,733,684	2,989,760	4,723,444	14,091	4,309	9,068	16,380	43,848	4,767,292
Term - $100k or more	N/A	N/A	—	1,036,800	37,550	60,952	44,507	1,179,809	1,179,809
Total Bermuda	1,733,684	2,989,760	4,723,444	1,050,891	41,859	70,020	60,887	1,223,657	5,947,101

Non-Bermuda
Demand or less than $100k	651,329	2,794,799	3,446,128	20,295	4,108	4,145	783	29,331	3,475,459
Term and $100k or more	N/A	N/A	—	440,674	119,519	17,590	9,510	587,293	587,293
Total non-Bermuda	651,329	2,794,799	3,446,128	460,969	123,627	21,735	10,293	616,624	4,062,752

Total customer deposits	2,385,013	5,784,559	8,169,572	1,511,860	165,486	91,755	71,180	1,840,281	10,009,853

Banks
Bermuda
Demand or less than $100k	340	—	340	4	—	—	—	4	344

Non-Bermuda
Demand or less than $100k	—	19,751	19,751	—	—	—	—	—	19,751
Term and $100k or more	N/A	N/A	—	3,601	100	—	—	3,701	3,701
Total non-Bermuda	—	19,751	19,751	3,601	100	—	—	3,701	23,452

Total bank deposits	340	19,751	20,091	3,605	100	—	—	3,705	23,796

Total deposits	2,385,353	5,804,310	8,189,663	1,515,465	165,586	91,755	71,180	1,843,986	10,033,649
¹ As at December 31, 2017, $225 million (December 31, 2016: $150 million) of the Demand deposits - Interest bearing bear a special negligible interest rate. The weighted-average interest rate on interest-bearing demand deposits as at December 31, 2017 is 0.02% (December 31, 2016: 0.06%).

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

By Type and Segment	December 31, 2017			December 31, 2016
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda
Customers	4,418,649	834,211	5,252,860	4,723,445	1,223,657	5,947,102
Banks	442	—	442	341	4	345
Cayman
Customers	2,529,499	405,215	2,934,714	2,606,305	417,750	3,024,055
Banks	7,704	4,320	12,024	19,615	3,701	23,316
Guernsey
Customers	865,506	470,912	1,336,418	781,119	185,457	966,576
The Bahamas
Customers	—	—	—	58,703	13,417	72,120
United Kingdom
Banks	—	—	—	135	—	135
Total Customers	7,813,654	1,710,338	9,523,992	8,169,572	1,840,281	10,009,853
Total Banks	8,146	4,320	12,466	20,091	3,705	23,796
Total deposits	7,821,800	1,714,658	9,536,458	8,189,663	1,843,986	10,033,649

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

Bermuda Defined Benefit and Post-Retirement Medical Benefit Plan
The Bank amortizes prior service credit resulting from plan amendments that occurred when plan members were active employees, on a linear basis over the expected average remaining service period (to full eligibility) of active members expected to receive benefits under the plan. Such remaining service periods are as follows: 3.1 years for the 2010 plan amendments and 4.6 years for the 2011 plan amendments. Plan amendments occurring in 2014 resulted in the recognition of new prior service cost on December 31, 2014 on a plan for which substantially all members are now inactive and, in accordance with US GAAP, the Bank has elected to amortize this new prior service cost on a linear basis over 21 years, which is the average remaining life expectancy of members eligible for benefits under the plan at the time of the amendments.

Guernsey Defined Benefit Pension Plan
Effective October 2014, all the participants of the Guernsey defined benefit pension plan became inactive and in accordance with US GAAP, the net actuarial loss of the Guernsey defined benefit pension plan will be amortized over the then estimated average remaining life expectancy of the inactive participants of 39 years. Prior to all of the Guernsey participants being inactive, the net actuarial loss of the Guernsey defined benefit pension plan was amortized to net income over the estimated average remaining service period for active members of 15 years.

United Kingdom Defined Benefit Pension Plan
The United Kingdom defined benefit pension plan closed to new members effective April 1, 2002 and subsequently closed to further accrual of new benefits effective October 1, 2012. During the year ended December 31, 2017, an insurance policy was purchased in the name of the trustees of the plan to match the liabilities of members who were pensioners as at March 31, 2016.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following table presents the financial position of the Bank’s defined benefit pension plans and the Bank’s post-retirement medical benefit plan, which is unfunded. The Bank measures the benefit obligations and plan assets annually on each December 31 and therefore, the most recent measurement date is December 31, 2017.

	December 31, 2017		December 31, 2016		December 31, 2015
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Accumulated benefit obligation at end of year	179,613	127,687	178,068	126,334	166,815	119,107

Change in projected benefit obligation
Projected benefit obligation at beginning of year	178,068	126,334	166,815	119,107	188,890	114,640
Service cost	—	64	—	118	—	341
Interest cost	5,361	4,703	5,781	4,792	6,958	4,745
Benefits paid	(13,444)	(2,118)	(10,477)	(3,594)	(7,573)	(2,871)
Settlement and curtailment of liability	(6,108)	—	—	—	(2,509)	—
Actuarial (gain) loss	7,384	(1,296)	30,953	5,911	(14,157)	2,252
Foreign exchange translation adjustment	8,352	—	(15,004)	—	(4,794)	—
Projected benefit obligation at end of year	179,613	127,687	178,068	126,334	166,815	119,107

Change in plan assets
Fair value of plan assets at beginning of year	172,206	—	179,961	—	194,007	—
Actual return on plan assets	14,801	—	18,615	—	687	—
Employer contribution	8,448	2,118	678	3,594	808	2,871
Plan settlement	(5,123)	—	—	—	(2,424)	—
Benefits paid	(13,444)	(2,118)	(10,477)	(3,594)	(7,573)	(2,871)
Foreign exchange translation adjustment	8,607	—	(16,571)	—	(5,544)	—
Fair value of plan assets at end of year	185,495	—	172,206	—	179,961	—

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost included in other assets	6,993	—	7,771	—	16,174	—
Accrued pension benefit cost included in employee benefit plans liability	(1,111)	(127,687)	(13,633)	(126,334)	(3,028)	(119,107)
Surplus (deficit) of plan assets over projected benefit obligation at measurement date	5,882	(127,687)	(5,862)	(126,334)	13,146	(119,107)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
	December 31, 2017		December 31, 2016		December 31, 2015
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial loss, excluding deferred taxes	(62,521)	(27,150)	(64,852)	(31,959)	(46,696)	(28,779)
Prior service credit, net of prior service cost	—	(6,436)	—	(5,678)	—	665
Deferred income taxes assets	1,180	—	1,620	—	365	—
Net amount recognized in accumulated other comprehensive loss	(61,341)	(33,586)	(63,232)	(37,637)	(46,331)	(28,114)

Annual Benefit Expense
Expense component
Service cost	—	64	—	118	—	341
Interest cost	5,361	4,703	5,781	4,792	6,958	4,745
Expected return on plan assets	(8,199)	—	(8,943)	—	(9,585)	—
Amortization of net actuarial losses	2,238	3,514	1,702	2,731	1,607	3,347
Amortization of prior service credit	—	(759)	—	(6,343)	—	(6,343)
Loss on settlement	1,232	—	—	—	101	—
Defined benefit expense (income)	632	7,522	(1,460)	1,298	(919)	2,090
Defined contribution expense	6,521	—	6,606	—	6,907	—
Total benefit expense (income)	7,153	7,522	5,146	1,298	5,988	2,090

Other Changes Recognized in Other Comprehensive Income (Loss)
Net gain (loss) arising during the year	1,472	1,296	(19,956)	(5,911)	5,096	(2,252)
Amortization of net actuarial losses	2,247	3,514	1,702	2,731	1,703	3,347
Amortization of prior service credit	—	(759)	—	(6,343)	—	(6,343)
Change in deferred taxes	(595)	—	1,315	—	(391)	—
Foreign exchange adjustment	(1,233)	—	38	—	430	—
Total changes recognized in other comprehensive income (loss)	1,891	4,051	(16,901)	(9,523)	6,838	(5,248)

The estimated portion of the net actuarial loss for the pension plans that will be amortized from AOCL into benefit expense over the 2018 full fiscal year is $2.1 million. The estimated portion of the net actuarial loss and the prior service credit for the post-retirement medical benefit plan that will be amortized from AOCL into benefit expense over the 2018 full fiscal year is $2.6 million for the net actuarial loss and a credit of $0.04 million for the prior service credit.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Actuarial Assumptions

	Year ended
	December 31, 2017		December 31, 2016		December 31, 2015
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Actuarial assumptions used to determine annual benefit expense
Weighted average discount rate	3.40%	4.37%	3.90%	4.70%	3.80%	4.20%
Weighted average rate of compensation increases [1]	2.50%	N/A	2.30%	N/A	2.20%	N/A
Weighted average expected long-term rate of return on plan assets	4.75%	N/A	5.30%	N/A	5.10%	N/A
Weighted average annual medical cost increase rate (sensitivity shown below)	N/A	7.8% to 4.5% in 2035	N/A	8.0% to 4.5% in 2035	N/A	7.1% to 4.5% in 2027

Actuarial assumptions used to determine benefit obligations at end of year
Weighted average discount rate	3.05%	3.73%	3.40%	4.37%	4.20%	4.70%
Weighted average rate of compensation increases [1]	2.40%	N/A	2.50%	N/A	2.30%	N/A
Weighted average annual medical cost increase rate (sensitivity shown below)	N/A	7.7% to 4.5% in 2035	N/A	7.8% to 4.5% in 2035	N/A	8.0% to 4.5% in 2035
[1] Only the United Kingdom subsidiary plan is impacted by potential future compensation increases.

Post-retirement medical benefit plan sensitivity to trend rate assumptions
The effect of a one percentage point increase or decrease in the assumed medical cost increase rate on the aggregate of service and interest costs is as follows:
a. One percent increase in trend rate
i. Effect on total service cost and interest cost components for the year	N/A	762	N/A	772	N/A	909
ii. Effect on benefit obligation at year end	N/A	19,230	N/A	19,513	N/A	18,792
b. One percent decrease in trend rate
i. Effect on total service cost and interest cost components for the year	N/A	(632)	N/A	(694)	N/A	(781)
ii. Effect on benefit obligation at year end	N/A	(15,961)	N/A	(16,255)	N/A	(15,496)

Investments Policies and Strategies
The pension plans’ assets are managed according to each plan's investment policy statement, which outlines the purpose of the plan, statement of objectives and guidelines and investment policy. The asset allocation is diversified and any use of derivatives is limited to hedging purposes only.

	December 31, 2017		December 31, 2016
Weighted average actual and target asset allocations of the pension plans by asset category	Actual allocation	Target allocation	Actual allocation	Target allocation
Debt securities (including debt mutual funds)	34%	48%	40%	46%
Equity securities (including equity mutual funds)	52%	47%	60%	49%
Other	14%	5%	0%	5%
Total	100%	100%	100%	100%

Fair Value Measurements of Pension Plans' Assets
The following table presents the fair value of plans' assets by category and level of inputs used in their respective fair value determination as described in Note 2: Significant accounting policies, except the level 3 security, for which the valuation determination is described following the below table:

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2017				December 31, 2016
	Fair value determination				Fair value determination
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value
US government and federal agencies	—	11,318	—	11,318	—	9,777	—	9,777
Non-US governments debt securities	—	12,139	—	12,139	—	23,255	—	23,255
Corporate debt securities	—	39,072	—	39,072	—	36,184	—	36,184
Equity securities and mutual funds	1,096	95,294	—	96,390	—	102,627	—	102,627
Other	—	10,917	15,659	26,576	—	363	—	363
Total fair value of plans' assets	1,096	168,740	15,659	185,495	—	172,206	—	172,206

The Level 3 assets consist of insured annuity policies covering the full pension benefits of certain plan members. The fair value of these policies is deemed equal to the actuarial value of the projected benefit obligation for the insured benefits. At December 31, 2017, 28.2% (December 31, 2016: 31.2%) of the assets of the pension plans were mutual funds and equity securities managed or administered by wholly-owned subsidiaries of the Bank. At December 31, 2017, 0.6% (December 31, 2016: 0.5%) of the plans' assets were invested in common shares of the Bank.

The investments of the pension funds are diversified across a range of asset classes and are diversified within each asset class. The assets are generally actively managed with the goal of adding some incremental value through security selection and asset allocation.

Estimated 2018 Bank contribution to and estimated benefit payments for the next ten years under the pension and post-retirement medical benefit plans are as follows:

	Pension plans	Post- retirement medical benefit plan
Estimated Bank contributions for the full year ending December 31, 2018	7,497	4,439
Estimated benefit payments by year:
2018	7,400	4,439
2019	7,500	4,757
2020	7,500	5,076
2021	7,500	5,415
2022	7,400	5,743
2023-2027	36,300	33,452

Note 12: Credit related arrangements, repurchase agreements and commitments

Commitments
As at December 31, 2017, the Bank was committed to expenditures under contract for information technology services sourcing and leases of $56.9 million and $16.5 million, respectively (December 31, 2016: $69.8 million and $19.3 million, respectively). Rental expense for premises leased on a long-term basis for the year ended December 31, 2017 amounted to $4.9 million (December 31, 2016: $5.1 million, December 31, 2015: $4.8 million). The leases under contract as of both December 31, 2017 and December 31, 2016 are all non-cancellable operating type leases primarily for the lease of office space. The Bank funded its expenditures with its own resources and plans to fund those currently in progress with its own resources, which may be obtained through cash on hand, cash flows from operations and issuances of debt and equity securities.

The following table summarizes the Bank's commitments for sourcing, long-term leases and other agreements:

Year ending December 31	Sourcing	Leases	Other	Total
2018	16,355	3,690	8,615	28,660
2019	14,362	2,900	4,376	21,638
2020	14,279	2,758	2,364	19,401
2021	11,884	2,664	1,120	15,668
2022	—	2,315	704	3,019
2023 & thereafter	—	2,123	704	2,827
Total commitments	56,880	16,450	17,883	91,213

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

The Bank has a facility by one of its custodians, whereby the Bank may offer up to US$200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31, 2017, $77.0 million (December 31, 2016: $110.3 million) of standby letters of credit were issued under this facility.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Outstanding unfunded commitments to extend credit	December 31, 2017	December 31, 2016
Commitments to extend credit	602,740	412,568
Documentary and commercial letters of credit	1,263	1,069
Total unfunded commitments to extend credit	604,003	413,637

Credit-Related Arrangements
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee is generally represented by deposits with the Bank or a charge over assets held in mutual funds.

The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognized in income proportionately over the life of the credit agreements. The following table presents the outstanding financial guarantees. Collateral is shown at estimated market value less selling cost. Where the collateral is cash, it is shown gross including accrued income.

	December 31, 2017			December 31, 2016
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	186,408	178,158	8,250	242,437	242,437	—
Letters of guarantee	5,337	5,251	86	4,772	4,772	—
Total	191,745	183,409	8,336	247,209	247,209	—

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

As at December 31, 2017, the Bank had 23 open positions (December 31, 2016: eight) in resell agreements with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortized cost of these resell agreements is $178.8 million (December 31, 2016: $148.8 million) and are included in securities purchased under agreement to resell on the consolidated balance sheets. As at December 31, 2017, there were no positions (December 31, 2016: no positions) which were offset on the balance sheet to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

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

Management believes that as of December 31, 2017, a provision of $5.5 million (December 31, 2016: $5.5 million), which has been recorded, is appropriate. As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the estimate. The provision is included on the consolidated balance sheets under other liabilities and on the consolidated statements of operations under other expenses.

Pending Business Acquisition
In November 2017, the Bank announced that it had reached an agreement to acquire the Global Trust Solutions business from Deutsche Bank. The transaction is expected to be completed in the first half of 2018.

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

Related to this orderly wind-down, it was determined that the core banking system utilized in the operations of the United Kingdom segment was impaired (included in premises, equipment and computer software on the consolidated balance sheets). This determination was based upon the realizable value of this software upon completion of the orderly wind-down. A total of $5.1 million was expensed in the fourth quarter of the year ended December 31, 2015 and was included in impairment of fixed assets on the consolidated statements of operations of the relevant period.

	Expense recognized by year				Amounts paid by year		Exit cost liability
	Year ended December 31, 2017	Years 2015 and 2016	Costs to be recognized in the future	Total exit costs expected to be incurred	Year ended December 31, 2017	Years 2015 and 2016	As at December 31, 2017	As at December 31, 2016
Staff redundancy expenses	236	3,444	—	3,680	351	3,329	—	115
Professional services	555	3,833	—	4,388	625	3,763	—	70
Lease termination expenses	649	—	—	649	649	—	—	—
Other expenses	332	1,172	676	2,180	332	1,172	—	—
Total	1,772	8,449	676	10,897	1,957	8,264	—	185

Note 14: Loan interest income

During 2017, the Bank made the determination to reclassify loan interest on commercial real estate loans from contractual interest earned on other loans to contractual interest earned on mortgages in the following table. The prior years classification presented below was revised to properly present the disclosure accordingly.

	Year ended
Contractual interest	December 31, 2017	December 31, 2016	December 31, 2015
Contractual interest earned on mortgages	125,980	122,541	121,694
Contractual interest earned on other loans	57,591	62,788	62,006
Subtotal contractual interest earned	183,571	185,329	183,700

Amortization
Amortization of fair value hedge	(722)	(1,120)	(1,471)
Amortization of loan origination fees (net of amortized costs)	4,171	3,791	4,257
Total loan interest income	187,020	188,000	186,486

Balance of unamortized fair value hedge included in loans as at year end	2,493	3,215	4,335
Balance of unamortized loan fees included in loans as at year end	9,364	6,313	7,319

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 15: Segmented information

The Bank is managed by the CEO on a geographic basis. The Bank's six geographic segments are Bermuda, Cayman, Guernsey, Switzerland, The Bahamas and the United Kingdom. The geographic segments are determined based on the country's balance sheet size and by regulatory reporting requirements in the respective jurisdiction. Each region has a managing director who reports through the Chief Operating Officer to the CEO. The CEO and the region managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the CEO. Segment results are determined based on the Bank's management reporting system, which assigns balance sheet and income statement items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

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

The Bermuda segment provides a full range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through four branch locations and through internet banking, mobile banking, automated teller machines (“ATMs”) and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services. Bermuda is also the location of Bank's head offices and accordingly, retains the unallocated corporate overhead expenses.

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

The United Kingdom segment provides mortgage services for high-value residential properties. Previously, the United Kingdom segment provided a broad range of services including private banking and treasury services, internet banking and wealth management and fiduciary services to high net worth individuals and privately owned businesses. As described in Note 13: Exit cost obligations, during the year-ended December 31, 2015, the Bank commenced an orderly wind-down of the deposit-taking and investment management businesses in the United Kingdom segment.

Total Assets by Segment	December 31, 2017	December 31, 2016
Bermuda	5,930,411	6,765,125
Cayman	3,242,343	3,393,256
Guernsey	1,563,835	1,132,663
Switzerland	2,656	2,173
The Bahamas	9,059	81,604
United Kingdom	33,453	151,866
Total assets before inter-segment eliminations	10,781,757	11,526,687
Less: inter-segment eliminations	(2,520)	(423,142)
Total	10,779,237	11,103,545

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

2017	Net interest income		Provision for credit losses	Non-interest income	Revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	178,600	1,324	4,618	81,416	265,958	2,785	268,743	192,006	76,737
Cayman	86,074	3	1,033	46,004	133,114	(28)	133,086	59,400	73,686
Guernsey	24,039	(1,331)	186	23,005	45,899	(133)	45,766	39,827	5,939
Switzerland	—	—	—	3,830	3,830	—	3,830	3,574	256
The Bahamas	92	40	—	3,940	4,072	—	4,072	4,495	(423)
United Kingdom	939	(36)	—	3,960	4,863	(1,355)	3,508	6,451	(2,943)
Total before eliminations	289,744	—	5,837	162,155	457,736	1,269	459,005	305,753	153,252
Inter-segment eliminations	—	—	—	(4,330)	(4,330)	—	(4,330)	(4,330)	—
Total	289,744	—	5,837	157,825	453,406	1,269	454,675	301,423	153,252

2016	Net interest income		Provision for credit losses	Non-interest income	Revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	160,466	1,642	(7,263)	71,765	226,610	1,412	228,022	164,503	63,519
Cayman	79,644	388	2,135	41,364	123,531	(532)	122,999	60,613	62,386
Guernsey	14,469	(323)	(395)	24,623	38,374	(1,027)	37,347	35,547	1,800
Switzerland	41	—	—	3,798	3,839	—	3,839	3,366	473
The Bahamas	46	30	—	4,666	4,742	—	4,742	5,032	(290)
United Kingdom	3,814	(1,737)	1,124	3,947	7,148	1,161	8,309	20,255	(11,946)
Total before eliminations	258,480	—	(4,399)	150,163	404,244	1,014	405,258	289,316	115,942
Inter-segment eliminations	—	—	—	(2,690)	(2,690)	—	(2,690)	(2,690)	—
Total	258,480	—	(4,399)	147,473	401,554	1,014	402,568	286,626	115,942

2015	Net interest income		Provision for credit losses	Non-interest income	Revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	142,488	2,600	(3,625)	61,050	202,513	(2,503)	200,010	159,474	40,536
Cayman	66,317	608	(466)	39,508	105,967	(793)	105,174	58,115	47,059
Guernsey	17,025	(427)	(103)	26,171	42,666	(1,066)	41,600	39,872	1,728
Switzerland	—	—	—	3,420	3,420	—	3,420	3,320	100
The Bahamas	8	116	—	5,295	5,419	1	5,420	5,068	352
United Kingdom	13,428	(2,897)	(1,547)	6,307	15,291	(5,076)	10,215	22,251	(12,036)
Total before eliminations	239,266	—	(5,741)	141,751	375,276	(9,437)	365,839	288,100	77,739
Inter-segment eliminations	—	—	—	(1,579)	(1,579)	—	(1,579)	(1,579)	—
Total	239,266	—	(5,741)	140,172	373,697	(9,437)	364,260	286,521	77,739

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

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Association master agreements (“ISDAs”). Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used, as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked-to-market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

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

Risk Management Derivatives
The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank’s risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise fair value hedges, net investment hedges and derivatives not formally designated as hedges as described below.

Fair value hedges consist of designated interest rate swaps and are used to minimize the Bank's exposure to changes in the fair value of assets and liabilities due to movements in interest rates. The Bank previously entered into interest rate swaps to convert its fixed-rate long-term loans to floating-rate loans, and convert fixed-rate deposits to floating-rate deposits. During the year ended December 31, 2011, the Bank canceled its interest rate swaps designated as fair value hedges of loans receivable and therefore discontinued hedge accounting for these financial instruments. The fair value attributable to the hedged loans are accounted for prospectively and are being amortized to net income over the remaining life of each individual loan, which could extend to year 2029, using the effective interest method.

Net investment hedges includes designated currency swaps and qualifying non-derivative instruments and are used to minimize the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognized in AOCL consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.

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

For foreign-currency-denominated debt instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 23: Accumulated other comprehensive loss for details on the amount recognized into AOCL during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the interest rate risk of fixed rate deposits and foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognized in foreign exchange income.

Client service derivatives
The Bank enters into foreign exchange contracts and interest rate caps primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognized in foreign exchange income.

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

December 31, 2017	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Derivatives not formally designated as hedging instruments	Currency swaps	8	183,719	726	(2,754)	(2,028)

Client services derivatives	Spot and forward foreign exchange	120	2,130,224	10,595	(9,911)	684

Total derivative instruments			2,313,943	11,321	(12,665)	(1,344)

December 31, 2016	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	1	77,670	15,744	—	15,744
Derivatives not formally designated as hedging instruments	Currency swaps	11	676,856	5,901	(3,013)	2,888
Subtotal risk management derivatives			754,526	21,645	(3,013)	18,632

Client services derivatives	Spot and forward foreign exchange	106	2,039,141	15,410	(15,267)	143

Total derivative instruments			2,793,667	37,055	(18,280)	18,775

In addition to the above, as at December 31, 2017 foreign denominated deposits of £84.5 million (December 31, 2016: £34.5 million), were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

The Bank also elected not to offset certain derivative assets or liabilities and all collaterals received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid. In the current year, the Bank re-assessed and determined that all derivative positions in the current year and prior year which could be legally offset were recorded accordingly on the consolidated balance sheets. The Bank had shown certain positions for the year ended December 31, 2016 as able to be offset where the Bank elected not to offset. The 2016 classification presented below was revised to properly present the disclosure accordingly.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2017				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	11,321	(2,197)	9,124	—	(6,196)	2,928

Derivative liabilities
Spot and forward foreign exchange and currency swaps	12,665	(2,197)	10,468	—	—	10,468
Net negative fair value			(1,344)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2016				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	37,055	(6,959)	30,096	—	(8,292)	21,804

Derivative liabilities
Spot and forward foreign exchange and currency swaps	18,280	(6,959)	11,321	—	—	11,321
Net positive fair value			18,775

The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding. During 2016, management revised the following disclosures to segregate the gains and losses attributable to the specific types of derivatives.

		Year ended
Derivative instrument	Consolidated statements of operations line item	December 31, 2017	December 31, 2016	December 31, 2015
Spot and forward foreign exchange	Foreign exchange revenue	541	(322)	110
Currency swaps, not designated as hedge	Foreign exchange revenue	(4,916)	2,710	1,643
Currency swaps (net investment hedge)	Foreign exchange revenue	(11,334)	(1,091)	2,331
Total net gains (losses) recognized in net income		(15,709)	1,297	4,084

Derivative instrument	Consolidated statements of comprehensive income line item	December 31, 2017	December 31, 2016	December 31, 2015
Currency swaps (net investment hedge)	Net change in unrealized gains and losses on translation of net investment in foreign operations	(4,410)	12,713	4,254
Total net gains (losses) recognized in comprehensive income		(4,410)	12,713	4,254

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

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the year ended December 31, 2017 and the year ended December 31, 2016.

	December 31, 2017				December 31, 2016
	Fair value			Total carrying amount / fair value	Fair value			Total carrying amount / fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Items that are recognized at fair value on a recurring basis:
Financial assets
Trading investments
Mutual funds	6,616	208	—	6,824	6,091	222	—	6,313
Total trading	6,616	208	—	6,824	6,091	222	—	6,313

Available-for-sale investments
US government and federal agencies	—	2,709,104	—	2,709,104	—	2,430,402	—	2,430,402
Non-US governments debt securities	—	26,248	—	26,248	—	27,020	—	27,020
Corporate debt securities	—	243,372	—	243,372	—	514,475	—	514,475
Asset-backed securities - Student loans	—	—	12,493	12,493	—	—	12,493	12,493
Commercial mortgage-backed securities	—	141,500	—	141,500	—	150,546	—	150,546
Residential mortgage-backed securities	—	184,723	—	184,723	—	197,802	—	197,802
Total available-for-sale	—	3,304,947	12,493	3,317,440	—	3,320,245	12,493	3,332,738

Other assets - Derivatives	—	9,124	—	9,124	—	30,096	—	30,096

Financial liabilities
Other liabilities - Derivatives	—	10,468	—	10,468	—	11,321	—	11,321

Level 3 Reconciliation
The Level 3, shown as Asset-backed securities - Student loans in the above table, is a federal family education loan program guaranteed student loan security and is valued using a non-binding broker quote. The fair value provided by the broker is based on the last trading price of similar securities but as the market for the security is illiquid, a Level 2 classification is not supported.

Significant increases (decreases) in any of the preceding inputs in isolation could result in a significantly different fair value measurement. Generally a change in assumption used for the probability of defaults is accompanied by a directionally similar change in the assumption used for the loss severity.

	December 31, 2017	December 31, 2016	December 31, 2015
	Available- for-sale investments	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of year	12,493	12,161	12,226
Realized and unrealized gains (losses) recognized in other comprehensive income	—	332	(65)
Carrying amount at end of year	12,493	12,493	12,161

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

In 2017, the classification of certain fixed notice period deposits was revised from demand deposits to term deposits. The 2016 classification presented below was revised to properly present the disclosure accordingly.

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		December 31, 2017			December 31, 2016
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash due from banks	Level 1	1,535,138	1,535,138	—	2,101,651	2,101,651	—
Securities purchased under agreement to resell	Level 2	178,769	178,769	—	148,813	148,813	—
Short-term investments	Level 1	249,984	249,984	—	519,755	519,755	—
Held-to-maturity investments	Level 2	1,381,955	1,377,354	(4,601)	1,061,103	1,046,828	(14,275)
Loans, net of allowance for credit losses	Level 2	3,776,862	3,770,450	(6,412)	3,570,478	3,566,812	(3,666)
Other real estate owned¹	Level 2	9,127	9,127	—	14,199	14,199	—

Financial liabilities
Customer deposits
Demand deposits	Level 2	7,813,654	7,813,654	—	8,169,572	8,169,572	—
Term deposits	Level 2	1,710,338	1,710,223	115	1,840,281	1,841,205	(924)
Deposits from banks	Level 2	12,466	12,466	—	23,796	23,796	—
Long-term debt	Level 2	117,000	118,321	(1,321)	117,000	117,683	(683)
¹ The current carrying value of OREO is adjusted to fair value only when there is devaluation below carrying value.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 18: Interest rate risk

The following tables set out the assets, liabilities and shareholders' equity and off-balance sheet instruments on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank’s interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may pre-pay earlier, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature. In 2017 certain investment securities were reclassified based on maturity and the classification of certain fixed notice period deposits was revised from demand deposits to term deposits. The 2016 classification presented below was revised to conform to current period classification.

December 31, 2017	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	1,446	—	—	—	—	89	1,535
Securities purchased under agreement to resell	179	—	—	—	—	—	179
Short-term investments	163	87	—	—	—	—	250
Investments	1,464	62	15	390	2,768	7	4,706
Loans	3,457	44	34	194	44	4	3,777
Other assets	—	—	—	—	—	332	332
Total assets	6,709	193	49	584	2,812	432	10,779

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	823	823
Demand deposits	5,342	—	—	—	—	2,480	7,822
Term deposits	1,340	132	183	59	—	—	1,714
Other liabilities	—	—	—	—	—	303	303
Long-term debt	92	25	—	—	—	—	117
Total liabilities and shareholders' equity	6,774	157	183	59	—	3,606	10,779

Interest rate sensitivity gap	(65)	36	(134)	525	2,812	(3,174)	—
Cumulative interest rate sensitivity gap	(65)	(29)	(163)	362	3,174	—	—

December 31, 2016	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	1,991	—	—	—	—	111	2,102
Securities purchased under agreement to resell	149	—	—	—	—	—	149
Short-term investments	135	385	—	—	—	—	520
Investments	1,343	15	81	665	2,290	6	4,400
Loans	3,339	53	57	81	38	2	3,570
Other assets	—	—	—	—	—	363	363
Total assets	6,957	453	138	746	2,328	482	11,104

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	711	711
Demand deposits	5,805	—	—	—	—	2,385	8,190
Term deposits	1,515	166	92	71	—	—	1,844
Other liabilities	—	—	—	—	—	242	242
Long-term debt	92	—	—	25	—	—	117
Total liabilities and shareholders' equity	7,412	166	92	96	—	3,338	11,104

Interest rate sensitivity gap	(455)	287	46	650	2,328	(2,856)	—
Cumulative interest rate sensitivity gap	(455)	(168)	(122)	528	2,856	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 19: Long-term debt

On May 28, 2003, the Bank issued US $125 million of Subordinated Lower Tier II capital notes. The notes were issued at par and in two tranches, namely US $78 million in Series A notes due 2013 and US $47 million in Series B notes due 2018. The issuance was by way of private placement with US institutional investors. The notes are listed on the Bermuda Stock Exchange (“BSX”) in the specialist debt securities category. Part of the proceeds of the issue were used to repay the entire amount of the US $75 million outstanding subordinated notes redeemed in July 2003. The notes issued under Series A paid a fixed coupon of 3.94% until May 27, 2008 when it was redeemed in whole by the Bank. The Series B notes paid a fixed coupon of 5.15% until May 27, 2013 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 1.35% over the 10-year US Treasury yield.

On June 27, 2005, the Bank issued US $150 million of Subordinated Lower Tier II capital notes. The notes were issued at par in two tranches, namely US $90 million in Series A notes due 2015 and US $60 million in Series B notes due 2020. The issuance was by way of private placement with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The notes issued under Series A paid a fixed coupon of 4.81% until July 2, 2010 after which the coupon rate became floating and the principal became redeemable in whole at the Bank's option. The Series B notes paid a fixed coupon of 5.11% until July 2, 2015 when they also became redeemable in whole at the Bank’s option. The Series A notes were priced at a spread of 1.00% over the five-year US Treasury yield and the Series B notes were priced at a spread of 1.10% over the 10-year US Treasury yield. During September 2011, the Bank repurchased a portion of the outstanding 5.11% 2005 Series B Subordinated notes (“the Note”). The face value of the portion of the Note repurchased was $15 million and the purchase price paid for the repurchase was $13.875 million, which realized a gain of $1.125 million. During January 2014, the Bank fully redeemed the 2005 issuance Series A subordinated debt for its nominal value of $90 million.

On May 27, 2008, the Bank issued US $78 million of Subordinated Lower Tier II capital notes. The notes were issued at par and in two tranches, namely US $53 million in Series A notes due 2018 and US $25 million in Series B notes due 2023. The issuance was by way of private placement with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used to repay the entire amount of the US $78 million outstanding subordinated notes redeemed in May 2008. The notes issued under Series A paid a fixed coupon of 7.59% until May 27, 2013 when they became redeemable in whole at the option of the Bank. In May 2013, the Bank exercised its option to redeem the Series A note outstanding at face value. The Series B notes pay a fixed coupon of 8.44% until May 27, 2018 when they become redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 4.51% over the 10-year US Treasury yield.

No interest was capitalized during the years ended December 31, 2017, 2016 and 2015.

In the event the Bank would be in a position to redeem long-term debt, priority would go to the redemption of the higher interest-bearing Series, subject to availability relative to the earliest date the Series is redeemable at the Bank's option.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at December 31, 2017. The interest payments are calculated until contractual maturity using the current LIBOR rates.

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2003 issuance - Series B	May 27, 2013	May 27, 2018	5.15%	3 months US$ LIBOR + 2.000%	47,000	874	—	—
2005 issuance - Series B	July 2, 2015	July 2, 2020	5.11%	3 months US$ LIBOR + 1.695%	45,000	1,548	2,709	—
2008 issuance - Series B	May 27, 2018	May 27, 2023	8.44%	3 months US$ LIBOR + 4.929%	25,000	1,902	6,723	833
Total					117,000	4,324	9,432	833

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

Prior to their conversion into common shares on March 31, 2015, outstanding contingent value convertible preference ("CVCP") shares were classified as participating securities as they were entitled to dividends declared to common shareholders on a 1:1 basis and were therefore included in the basic earnings per share calculation.

During the year ended December 31, 2017, options to purchase an average of 0.9 million (2016: 2.6 million, 2015: 2.9 million) common shares were outstanding. During the year ended December 31, 2017, the average number of outstanding awards of unvested common shares was 0.9 million (2016: 0.8 million, 2015: 0.9 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

A warrant, outstanding until the Bank repurchased it in December 2016, to purchase 0.43 million common shares issued to the Government of Bermuda in exchange for the Government's guarantee of the preference shares, with an exercise price per share of $34.72 (December 31, 2015: $34.72) was not included in the computation of earnings per share for the years ended December 31, 2016 and 2015 because the exercise price was greater than the average market price of the Bank‘s common shares.

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015

Net income	153,252	115,942	77,739
Less: Preference dividends declared and guarantee fee	—	(15,655)	(16,455)
Less: Premium on preference share buyback and redemption	—	(41,913)	(28)
Net income attributable to participating shares	153,252	58,374	61,256
Less: Dividend paid on common shares	(69,731)	(19,346)	(24,708)
Less: Dividend paid on contingent value convertible preference shares	—	—	(138)
Undistributed earnings attributable for participating shares	83,521	39,028	36,410

Basic Earnings Per Share	Common shares	Common shares	Common shares	CVCP
Weighted average number of shares issued	54,296	49,128	49,842	159
Weighted average number of common shares held as treasury stock	—	(506)	(1,079)	N/A
Weighted average number of participating shares (in thousands)	54,296	48,622	48,763	159

Allocation of undistributed earnings - Basic	83,521	39,028	36,292	118

Distributed earnings per share	1.28	0.40	0.50	0.20
Undistributed earnings per share	1.54	0.80	0.75	0.19
Basic Earnings Per Share	2.82	1.20	1.25	0.39

Diluted Earnings Per Share	Common shares	Common shares	Common shares	CVCP
Adjusted weighted average number of participating shares outstanding	54,296	48,622	48,763	159
Net dilution impact related to options to purchase common shares	561	607	472	N/A
Net dilution impact related to awards of unvested common shares	594	382	609	N/A
Weighted average number of diluted participating shares (in thousands)	55,451	49,611	49,844	159

Allocation of undistributed earnings - Diluted	83,521	39,028	36,294	116

Distributed earnings per share	1.26	0.40	0.50	0.20
Undistributed earnings per share	1.50	0.78	0.73	0.19
Diluted Earnings Per Share	2.76	1.18	1.23	0.39

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

Stock Option Awards
1997 Stock Option Plan
Prior to the capital raise on March 2, 2010, the Bank granted stock options to employees and Directors of the Bank that entitle the holder to purchase one common share at a subscription price equal to the market price on the effective date of the grant. Generally, the options granted vest 25 percent at the end of each year for four years, however as a result of the 2010 capital raise, the options granted under the Bank's 1997 Stock Option Plan to employees became fully vested and options awarded to certain executives were surrendered.

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

Time vesting condition
50% of each option award was granted in the form of time vested options and vested 25% on each of the second, third, fourth and fifth anniversaries of the effective grant date.

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

Performance vesting condition
50% of each option award was granted in the form of performance options and would vest (partially or fully) on a “valuation event” date (the date that any of the March 2, 2010 new investors transfers at least 5% of the total number of common shares or the date that there is a change in control and any of the new investors realize a predetermined multiple of invested capital (“MOIC”)). On September 21, 2016, it was determined that a valuation event occurred during which a new investor realized a MOIC of more than 200% of the original invested capital of $12.09 per share and accordingly, all outstanding unvested performance options vested.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding Stock Options
	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended December 31, 2017	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	116	1,950	2,066	132.13	11.57
Exercised	—	(1,474)	(1,474)	—	11.51			32,333
Forfeitures and cancellations	(58)	—	(58)	151.20	—
Resignations, retirements, redundancies	—	—	—	—	—
Outstanding at end of year	58	476	534	113.46	11.73	0.63	2.48	11,700
Vested and exercisable at end of year	58	476	534	113.46	11.73	0.63	2.48

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended December 31, 2016	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	218	2,608	2,826	135.19	11.60
Exercised	—	(625)	(625)	—	11.68			8,938
Forfeitures and cancellations	(102)	(5)	(107)	138.79	11.50
Resignations, retirements, redundancies	—	(28)	(28)	—	11.50
Outstanding at end of year	116	1,950	2,066	132.13	11.57	1.18	3.42	38,489
Vested and exercisable at end of year	116	1,950	2,066	132.13	11.57	1.18	3.42

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended December 31, 2015	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	352	2,678	3,030	130.70	11.70
Exercised	—	(55)	(55)	—	11.50			393
Forfeitures and cancellations	(134)	(2)	(136)	123.30	11.50
Resignations, retirements, redundancies	—	(13)	(13)	—	11.50
Outstanding at end of year	218	2,608	2,826	135.19	11.60	1.78	4.75	20,594
Vested and exercisable at end of year	218	1,242	1,460	135.19	11.60	1.78	4.94

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

The grant date weighted average fair value of unvested share awards granted in the years ended December 31, 2017, 2016 and 2015 was $31.13, $19.34 and $19.48 respectively. The Bank expects to settle these awards by issuing new shares.

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

Executive Long-Term Incentive Share Plan (“ELTIP”) - Years 2017, 2016, 2015, 2014 and 2013
The 2017 ELTIP was approved on February 27, 2017. Under the Bank’s 2017, 2016, 2015, 2014 and 2013 ELTIP, performance shares as well as time-vested shares were awarded to executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vested shares will generally vest over the three-year period from the effective grant date.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Year ended
	December 31, 2017		December 31, 2016		December 31, 2015
	EDIP	ELTIP	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of year	215	640	226	606	265	706
Granted	132	236	115	360	175	253
Vested (fair value in 2017: $10.2 million, 2016: $7.0 million, 2015: $10.6 million)	(102)	(196)	(118)	(302)	(207)	(322)
Resignations, retirements, redundancies	(1)	(1)	(8)	(24)	(7)	(31)
Outstanding at end of year	244	679	215	640	226	606

Share-based Compensation Cost Recognized in Net Income
	Year ended
	December 31, 2017			December 31, 2016			December 31, 2015
	Stock option plans	EDIP and ELTIP	Total	Stock option plans	EDIP and ELTIP	Total	Stock option plans	EDIP and ELTIP	Total
Cost recognized in net income	—	8,110	8,110	8,697	5,375	14,072	521	7,182	7,703

Unrecognized Share-based Compensation Cost	December 31, 2017		December 31, 2016
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	3,453	1.85	2,040	1.69

ELTIP
Time vesting shares	3,302	1.89	2,988	2.71
Performance vesting shares	5,010	1.78	3,802	1.78
Total unrecognized expense	11,765		8,830

Note 22: Share buy-back plans

The Bank initially introduced two share buy-back programs on May 1, 2012 as a means to improve shareholder liquidity and facilitate growth in share value. Each program was approved by the Board of Directors for a period of 12 months, in accordance with the regulations of the BSX. The BSX must be advised monthly of shares purchased pursuant to each program.

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

Common Share Buy-Back Program
On February 26, 2015, the Board approved, with effect from April 1, 2015, the 2015 common share buy-back program, authorizing the purchase for treasury of up to 0.8 million common shares.

On February 19, 2016, the Board approved, with effect from April 1, 2016, the 2016 common share buy-back program, authorizing the purchase for treasury of up to 0.8 million common shares.
On February 15, 2018, the Board approved, with effect on April 1, 2018, the 2018 common share buy-back program, authorizing the purchase for treasury of up to 1.0 million common shares. The repurchase of shares pursuant to the buy-back program is subject to the approval of the BMA and NYSE. The timing and amount of repurchase transactions will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.

	Year ended December 31
Common share buy-backs	2017	2016	2015	2014	2013	Total
Acquired number of shares (to the nearest 1)	—	97,053	250,371	856,734	403,848	1,608,006
Average cost per common share	—	16.36	19.42	19.86	13.89	18.08
Total cost (in US dollars)	—	1,588,189	4,862,248	17,018,412	5,610,907	29,079,756

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Preference Share Buy-Back Program
On February 26, 2015, the Board approved, with effect from May 5, 2015, the 2015 preference share buy-back program, authorizing the purchase for cancellation of up to 5,000 preference shares.

	Year ended December 31
Preference share buy-backs	2017	2016	2015	2014	2013	Total
Acquired number of shares (to the nearest 1)	—	—	183	560	11,972	12,715
Average cost per preference share	—	—	1,151.55	1,172.26	1,230.26	1,226.57
Total cost (in US dollars)	—	—	210,734	656,465	14,728,624	15,595,823

Note 23: Accumulated other comprehensive loss

	Unrealized (losses) on translation of net investment in foreign operations	HTM investments	Unrealized gains (losses) on AFS investments	Employee benefit plans
December 31, 2017				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(20,152)	(979)	(22,680)	(63,232)	(37,637)	(100,869)	(144,680)
Other comprehensive income (loss), net of taxes	2,603	140	6,943	1,891	4,051	5,942	15,628
Balance at end of year	(17,549)	(839)	(15,737)	(61,341)	(33,586)	(94,927)	(129,052)

	Unrealized (losses) on translation of net investment in foreign operations	HTM investments	Unrealized gains (losses) on AFS investments	Employee benefit plans
December 31, 2016				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(13,645)	(2,350)	(57)	(46,331)	(28,114)	(74,445)	(90,497)
Transfer of AFS investments to HTM investments	—	1,442	(1,442)	—	—	—	—
Other comprehensive income (loss), net of taxes	(6,507)	(71)	(21,181)	(16,901)	(9,523)	(26,424)	(54,183)
Balance at end of year	(20,152)	(979)	(22,680)	(63,232)	(37,637)	(100,869)	(144,680)

	Unrealized (losses) on translation of net investment in foreign operations	HTM investments	Unrealized gains (losses) on AFS investments	Employee benefit plans
December 31, 2015				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(10,506)	—	9,021	(53,169)	(22,866)	(76,035)	(77,520)
Transfer of AFS investments to HTM investments	—	(2,715)	2,715	—	—	—	—
Other comprehensive income (loss), net of taxes	(3,139)	365	(11,793)	6,838	(5,248)	1,590	(12,977)
Balance at end of year	(13,645)	(2,350)	(57)	(46,331)	(28,114)	(74,445)	(90,497)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCL Components		Year ended
	Line item in the consolidated statements of operations, if any	December 31, 2017	December 31, 2016	December 31, 2015
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	12,568	(25,691)	(9,723)
Gains (loss) on net investment hedge	N/A	(9,965)	19,184	6,584
Net change		2,603	(6,507)	(3,139)

Held-to-maturity investment adjustments
Net unamortized gains (losses) transferred from AFS	N/A	—	1,442	(2,715)
Amortization of net gains (losses) to net income	Interest income on investments	140	(71)	378
Foreign currency translation adjustments of related balances	N/A	—	—	(13)
Net change		140	1,371	(2,350)

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	11,129	(19,635)	(16,337)
Net unrealized (gains) losses transferred to HTM	N/A	—	(1,442)	2,715
Transfer of realized (gains) losses to net income	Net realized gains (losses) on AFS investments	(4,186)	(1,546)	4,407
Foreign currency translation adjustments of related balances	N/A	—	—	137
Net change		6,943	(22,623)	(9,078)

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	1,472	(19,956)	5,096
Amortization of actuarial losses	Salaries and other employee benefits	2,247	1,702	1,703
Change in deferred taxes	N/A	(595)	1,315	(391)
Foreign currency translation adjustments of related balances	N/A	(1,233)	38	430
Net change		1,891	(16,901)	6,838

Post-retirement healthcare plan
Net actuarial (loss)	N/A	1,296	(5,911)	(2,252)
Amortization of net actuarial losses	Salaries and other employee benefits	3,514	2,731	3,347
Amortization of prior service credit	Salaries and other employee benefits	(759)	(6,343)	(6,343)
Net change		4,051	(9,523)	(5,248)

Other comprehensive income (loss), net of taxes		15,628	(54,183)	(12,977)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 24: Capital structure

Authorized Capital
On September 16, 2016, the Bank began trading on the New York Stock Exchange under the ticker symbol "NTB". The offering of 12,234,042 common shares consisted of 5,957,447 newly issued common shares sold by Butterfield and 6,276,595 common shares sold by certain selling shareholders, including 1,595,744 common shares sold by certain of the selling shareholders pursuant to the underwriters’ option to purchase additional shares, which was exercised in full prior to the closing.

On July 25, 2016, the Bank’s board of directors approved a consolidation of the existing common shares on the basis of a 10 to 1 ratio, subject to shareholder approval. As a result of this consolidation, effective September 6, 2016 upon shareholder approval, every 10 common shares of par value BM$0.01 were consolidated into 1 common share of par value BM$0.10 (the “Share Consolidation”).

In addition, as of September 6, 2016, the par value of each issued common share and each authorized but unissued common share was reduced from BM$0.10 to BM$0.01 and the authorized share capital of the Bank was correspondingly reduced from 2,000,000,000 common shares of par value BM$0.10 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each to 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each, without any payment by the Bank to the holders of the voting ordinary shares in respect thereof (the “Reduction in Par Value” and together with the Share Consolidation, the “Reverse Share Split”).

Immediately following the Reduction in Par Value, the Bank repurchased any and all fractions of common shares issued and outstanding from the holders thereof. All share, share‑based payments and dividend information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted to reflect the decreased number of shares resulting from this action.

Prior to the Reverse Share Split, the Bank’s total authorized share capital consisted of (i) 20 billion common shares of par value BM$0.01, (ii) 6 billion non‑voting ordinary shares of par value BM$0.01; (iii) 110,200,001 preference shares of par value US$0.01 and (iv) 50 million preference shares of par value £0.01.

On April 30, 2015, Butterfield repurchased and canceled 8,000,000 shares held by CIBC for $15.00 per share, for a total of $120 million. The remaining CIBC shareholding in Butterfield (representing 2,343,423 shares) was taken up by Carlyle Global Financial Services, L.P. at $15.00 per share and subsequently sold to other investors.

On August 13, 2015, Butterfield repurchased and canceled 400,000 shares held by two shareholders for $14.90 per share, for a total of $5.96 million.

Preference Shares
On June 22, 2009, the Bank issued 200,000 Government guaranteed, 8.00% non-cumulative perpetual limited voting preference shares (the “preference shares”). The issuance price was US$1,000 per share. The preference share buy-backs are disclosed in Note 22: Share Buy-Back Plans.

The preference share principal and dividend payments were guaranteed by the Government of Bermuda. At any time after the expiry of the guarantee offered by the Government of Bermuda, and subject to the approval of the BMA, the Bank would have been able to redeem, in whole or in part, any preference shares at the time issued and outstanding, at a redemption price equal to the liquidation preference plus any unpaid dividends at the time.

Holders of preference shares were entitled to receive, on each preference share only when, as and if declared by the Board of Directors, non-cumulative cash dividends at a rate per annum equal to 8.00% on the liquidation preference of US $1,000 per preference share payable quarterly in arrears. In exchange for the Government's commitment, the Bank issued to the Government a warrant that, upon issuance, allowed the purchase of 427,960 common shares of the Bank at an exercise price of $70.10 per share. The warrant which, after adjustments in accordance with anti-dilution terms allowed for the purchase of 432,028 shares with an exercise price of $34.72 per share was repurchased and canceled by the Bank in December 2016.

On December 15, 2016, the Bank effected a mandatory redemption of its preference shares by paying a make-whole redemption payment (the "make-whole redemption price") of USD $1,180.00 per preference share to preference shareholders of record as at December 1, 2016. The make-whole redemption price comprised the sum of the dividend per preference share for the current quarter in which the redemption took place, the $1,000 liquidation preference per preference share, discounted for present value, and the present value of future dividend payments through June 22, 2019. Following the payment of the make-whole redemption price, all issued and outstanding preference shares were redeemed, canceled and reverted to authorized but unissued preference shares of the Bank. The preference shares were also delisted from both the BSX and the Luxembourg Stock Exchange.

On May 11, 2010, the Bank’s Rights offering was over-subscribed with the maximum allowable number of rights of 10,743,801 exercised and subsequently converted on the ratio of 0.07692 CVCP shares for each right unit exercised amounting to 826,415 CVCP shares issued. The CVCP shares had specific rights and conditions attached, which are explained in detail in the prospectus of the rights offering. On March 31, 2015, all remaining CVCP shares were converted to common shares at a ratio of 1:1.

Dividends Declared
During the year ended December 31, 2017, the Bank paid cash dividends of $1.28 (December 31, 2016: $0.40, December 31, 2015: $0.50) for each common share and CVCP share on record (CVCP shares were all converted to common shares on March 31, 2015) as of the related record dates. Subsequent to year-end, the Bank declared a fourth interim dividend of $0.38 per common share to be paid to shareholders of record on February 26, 2018. During the years ended December 31, 2016 and 2015, the Bank declared the full 8.00% cash dividends on preference shares. As the preference shares were completely redeemed on December 15, 2016, there were nil cash dividends on preference shares for the year ended December 31, 2017.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain prior written approval from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained BMA approval for all dividends declared during 2017, 2016 and 2015.

Regulatory Capital
Effective January 1, 2016, the Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. Basel III adopts CET1 as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The Leverage Ratio Exposure Measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit risk and other risks. Prior to January 1, 2016, the Bank’s regulatory capital was determined in accordance with Basel II guidelines as issued by the BMA.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank is fully compliant with all regulatory capital requirements and maintains capital ratios in excess of regulatory minimums as at December 31, 2017 and December 31, 2016. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

	December 31, 2017		December 31, 2016
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
Common Equity Tier 1	772,311	N/A	666,847	N/A
Tier 1 capital	772,311	N/A	666,847	N/A
Tier 2 capital	74,010	N/A	102,709	N/A
Total capital	846,321	N/A	769,556	N/A

Risk Weighted Assets	4,254,178	N/A	4,365,440	N/A

Leverage Ratio Exposure Measure	11,195,173	N/A	11,516,303	N/A

Capital Ratios (%)
Common Equity Tier 1	18.2%	8.8%	15.3%	8.1%
Total Tier 1	18.2%	10.3%	15.3%	9.6%
Total Capital	19.9%	14.9%	17.6%	15.3%
Leverage ratio	6.9%	5.0%	5.8%	5.0%

Note 25: Income taxes

The Bank is incorporated in Bermuda, and pursuant to Bermuda law is not taxed on either income or capital gains. The Bank’s subsidiaries in the Cayman Islands and The Bahamas are not subject to any taxes in their respective jurisdictions on either income or capital gains under current law applicable in the respective jurisdictions. The Bank’s subsidiaries in Canada, the United Kingdom, Guernsey, and Switzerland are subject to the tax laws of those jurisdictions.

For the years ended December 31, 2017, 2016, and 2015, the Bank did not record any unrecognized tax benefits or expenses and has no uncertain tax positions as at December 31, 2017, 2016, and 2015.

The Bank records income taxes based on the enacted tax laws and rates applicable in the relevant jurisdictions for the years ended December 31, 2017, 2016, and 2015. For the years ended December 31, 2017, 2016, and 2015, the Bank did not incur any interest or pay any penalties.

	Year ended
Income taxes in consolidated statements of operations	December 31, 2017	December 31, 2016	December 31, 2015
Current tax expense	856	727	819
Deferred tax expense	231	—	457
Total tax expense	1,087	727	1,276

Reconciliation between the Effective Income Tax Rate and the Statutory Income Tax Rate

	Year ended
	December 31, 2017		December 31, 2016		December 31, 2015
	$	%	$	%	$	%
Income tax expense in international offices taxed at different rates	232	0.2%	(2,104)	(1.8)%	(904)	(1.1)%
Change in valuation allowance	597	0.4%	87	0.1%	466	0.6%
Prior year tax adjustments	(55)	—%	(71)	(0.1)%	80	0.1%
Other - net	313	0.2%	2,815	2.4%	1,634	2.0%
Income tax expense (benefit) at effective tax rate	1,087	0.7%	727	0.6%	1,276	1.6%

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Deferred income taxes	December 31, 2017	December 31, 2016
Deferred income tax asset
Tax loss carried forward	6,868	5,770
Pension liability	1,152	1,594
Fixed assets	(223)	11
Allowance for compensated absence	15	8
Onerous leases	—	9
Deferred income tax asset before valuation allowance	7,812	7,392
Less: valuation allowance	(6,723)	(5,638)
Net deferred income tax assets	1,089	1,754

Deferred income tax liability
Other	—	—
Net deferred income tax assets	1,089	1,754

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred in the UK segment over the years ended December 31, 2017 and 2016. Such objective evidence limits the ability to consider other subjective evidence such as projections for future growth.

On the basis of this evaluation, as of December 31, 2017, a valuation allowance of $6.7 million (December 31, 2016: $5.6 million) has been recognized to record only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth. This valuation allowance relates specifically to our UK segment.

The Bank has net taxable loss carry forwards related to the Bank’s international operations of approximately $33.6 million (December 31, 2016: $28.2 million), which have an indefinite life.

Note 26: Business combinations

Bermuda Trust Company Limited and the Private Banking Investment Management of Operations of HSBC Bank Bermuda Limited Acquisition
On April 29, 2016, the Bank and two of its subsidiaries, Butterfield Trust (Bermuda) Limited ("BTBL") and Butterfield Asset Management Limited ("BAM"), acquired for a total purchase price of $21.8 million: 1) all outstanding shares of Bermuda Trust Company Limited ("BTCL", a wholly–owned subsidiary of HSBC Bank Bermuda Limited ("HSBCBB")), 2) certain assets of the asset management services operations of HSBCBB and 3) certain assets of the private banking services operations of HSBCBB. The acquisition is in line with the Bank's growth strategy of developing core businesses in existing markets and was undertaken to add scale to the Bank capacity in these market segments where the Bank had already a significant presence and a long history.

The acquisition date fair value of consideration transferred amounted to $21.8 million comprising cash settlement of $7.0 million paid on April 29, 2016, a second payment of $2.1 million made on May 6, 2016, and contingent considerations payable in the second half of 2016 and evaluated at $12.7 million. The contingent considerations were dependent on the trust and asset management client retention by Butterfield before the end of the contingency period in September 2016 and the amount paid was $12.7 million.

The fair value of the net assets acquired and allocation of purchase is summarized as follows:

As at
April 29, 2016
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

The Bank incurred transaction expenses related to this acquisition in the amount of $4.3 million, of which $3.3 million were expensed during the year ended December 31, 2016 (including $0.7 million of legal and professional fees) and $1.0 million were expensed during the year ended December 31, 2015 (including $1.0 million of legal and professional fees).

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

For the year ended December 31, 2016, the amount of revenues and earnings relating to the acquired HSBC Bermuda operations that were not inextricably merged into the Bank’s operations were $9.8 million and $5.0 million respectively.

The following selected unaudited pro forma financial information has been provided to present a summary of the combined results of the Bank and the acquired operations from HSBC Bermuda, assuming the transaction had been effected on January 1, 2015. The unaudited pro forma data is for informational purposes only and does not necessarily represent results that would have occurred if the transaction had taken place on the basis assumed above. The pro forma have been prepared based on the actual results realized by the Bank from operating the acquired activities, when such activities were not yet inextricably merged into the Bank's operations.

	Year ended
Unaudited pro forma financial information	December 31, 2016	December 31, 2015
Total net revenue	407,453	378,915
Total non-interest operating expense	289,019	293,700
Pro forma net income post business combination	118,434	85,215

Note 27: Related-party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners, and trusts in which they are involved, have loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible to preferential rates. As at December 31, 2017, related-party director and executive loan balances were $30.6 million (December 31, 2016: $12.1 million). During the year ended December 31, 2017, new issuance of loans and change in directorships to directors and executives were $31.7 million and repayments and change in directorships were $8.9 million (year ended December 31, 2016: $27.6 million and $25.1 million, respectively; year ended December 31, 2015: $17.5 million and $17.4 million, respectively). Also, during the year ended December 31, 2017, a director resigned from the Board resulting in $4.3 million in loans being reclassified out of related-party loans (year ended December 31, 2016: $54.3 million). All of these loans were considered performing loans as at December 31, 2017 and December 31, 2016.

Certain directors and executives of the Bank, companies in which they are principal owners, and trusts in which they are involved, have deposits with the Bank. As at December 31, 2017, related party director and executive deposit balances were $23.5 million (December 31, 2016: $20.8 million).

On October 6, 2015, the Bank executed a $6 million loan agreement with a related-party of an executive which originally matured on October 31, 2017. This agreement was renewed at $6 million and matures on November 2, 2018. This loan was made in the ordinary course of business on normal commercial terms. At December 31, 2017, nil (December 31, 2016: $2.3 million) was outstanding under this agreement. For the year ended December 31, 2017, $0.1 million (December 31, 2016: $0.1 million; December 31, 2015: nil) of interest income has been recognized in the consolidated statements of operations in relation with this agreement.

On June 27, 2013, the Bank executed a $95 million loan agreement with an investment fund managed by a former significant shareholder which provided for maturity on June 30, 2017. This loan was made in the ordinary course of business on normal commercial terms. At December 31, 2017 and December 31, 2016, nil was outstanding under this agreement. For the year ended December 31, 2017, nil (December 31, 2016: nil, December 31, 2015: $1.0 million) of interest income has been recognized in the consolidated statements of operations in relation with this agreement.

Certain affiliates of the Bank have loans and deposits with the Bank. The loans were made and the deposits are maintained in the ordinary course of business on normal commercial terms. At December 31, 2017, affiliates had loan balances of $10.5 million (December 31, 2016: $10.4 million) and deposits balances of $0.6 million (December 31, 2016: $0.3 million). For the year ended December 31, 2017, the Bank has recognized $1.9 million (December 31, 2016: $2.2 million; December 31, 2015: $2.2 million) of non-interest expenses and $0.6 million (December 31, 2016: $0.6 million; December 31, 2015: $0.6 million) of loan interest revenue in the consolidated statement of operations relating to affiliates which the Bank holds investments in.

Capital Transaction
Up to February 28, 2017, investment partnerships associated with The Carlyle Group held approximately 14% of the Bank's equity voting power along with the right to designate two persons for nomination for election by the shareholders as members of the Bank’s Board of Directors. On February 28, 2017, as a result of a secondary public offering, the Carlyle Group sold their holdings in the Bank, and as a result, the investment agreement between the Bank and the Carlyle Group, which provided, amongst other rights, the right to designate two persons for nomination for election by the shareholders as members of the Bank's Board of Directors, was terminated. Prior to April 30, 2015, Canadian Imperial Bank of Commerce ("CIBC”) held approximately 19% of the Bank's equity voting power. On April 30, 2015, the Bank completed the transaction with CIBC to repurchase for cancellation approximately 77% of CIBC's shares for $15.00 per share, or a total of $120 million, representing 8,000,000 common shares. The remaining 23% of CIBC's shareholding in Butterfield (representing 2.3 million shares) were acquired by Carlyle Global Financial Services, L.P. and subsequently sold to other investors.

Financial Transactions With Related Parties
The Bank holds seed investments in several Butterfield mutual funds, which are managed by a wholly-owned subsidiary of the Bank. As at December 31, 2017, these investments have a fair value of $5.0 million with an unrealized gain of $1.6 million (December 31, 2016: $5.0 million and $1.1 million, respectively) and were included in trading investments at their fair value. During the year ended December 31, 2017, the Bank earned $7.7 million (December 31, 2016: $5.7 million; December 31, 2015: $6.4 million) in asset management revenue from funds managed by a wholly-owned subsidiary of the Bank.

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
(In thousands of US dollars, unless otherwise stated)

Note 28: Condensed financial statements of the parent company only

Condensed financial statements of the Bank of N.T. Butterfield & Son Limited (the ultimate parent company) without consolidation of its subsidiaries were as follows:

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Balance Sheets
(In thousands of US dollars)
	As at
	December 31, 2017	December 31, 2016
Assets
Cash and demand deposits with banks - Non-interest-bearing	23,774	28,032
Demand deposits with banks - Interest-bearing	192,099	136,373
Cash equivalents - Interest-bearing	389,120	1,042,365
Cash due from banks	604,993	1,206,770
Securities purchased under agreement to resell	178,769	148,813
Short-term investments	109,322	447,748
Investment in securities
Trading	6,824	6,313
Available-for-sale	2,234,979	2,170,155
Held-to-maturity (fair value: $695,758 (2016: $498,367))	697,531	507,239
Total investment in securities	2,939,334	2,683,707
Net assets of subsidiaries - Banks	373,576	327,149
Net assets of subsidiaries - Non-banks	2,543	11,610
Loans to third parties, net of allowance for credit losses	1,960,103	1,909,093
Loans to subsidiaries - Banks	13,517	54,207
Loans to subsidiaries - Non-banks	57,833	55,120
Accrued interest	12,149	15,035
Other assets, including premises, equipment and computer software, equity method investments and other real estate owned	203,518	217,795
Total assets	6,455,657	7,077,047

Liabilities
Customer deposits
Non-interest bearing	1,840,201	1,733,684
Interest bearing	3,412,622	4,213,417
Total customer deposits	5,252,823	5,947,101
Bank deposits	12,252	119,331
Total deposits	5,265,075	6,066,432
Employee benefit plans	127,687	133,834
Accrued interest	1,171	1,690
Pending payable for investments purchased	51,913	—
Other liabilities	69,930	47,348
Total other liabilities	250,701	182,872
Long-term debt	117,000	117,000
Total liabilities	5,632,776	6,366,304

Total shareholders’ equity	822,881	710,743
Total liabilities and shareholders’ equity	6,455,657	7,077,047

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Operations
(In thousands of US dollars)
	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Non-interest income
Banking	22,836	21,984	19,193
Foreign exchange revenue	11,623	11,174	11,789
Other non-interest income	4,570	3,516	4,671
Dividends from subsidiaries - Banks	50,000	40,000	36,226
Dividends from subsidiaries - Non-banks	16,060	6,600	—
Total non-interest income	105,089	83,274	71,879
Interest income
Loans	118,092	123,370	117,124
Investments	61,928	44,745	39,987
Deposits with banks	10,661	6,293	1,600
Total interest income	190,681	174,408	158,711
Interest expense
Deposits	5,011	6,882	7,947
Long-term debt	4,955	4,500	4,861
Securities sold under repurchase agreements	—	118	8
Total interest expense	9,966	11,500	12,816
Net interest income before provision for credit losses	180,715	162,908	145,895
Provision for credit losses	4,618	(7,263)	(3,624)
Net interest income after provision for credit losses	185,333	155,645	142,271
Net trading gains	511	330	80
Net realized gains (losses) on available-for-sale investments	4,241	1,222	(2,841)
Net losses on other real estate owned	(2,416)	(287)	(543)
Net other gains (losses)	258	(325)	19
Total other gains (losses)	2,594	940	(3,285)
Total net revenue	293,016	239,859	210,865
Non-interest expense
Salaries and other employee benefits	80,294	69,770	60,132
Technology and communications	33,051	34,033	34,879
Professional and outside services	20,685	9,379	19,043
Property	6,438	5,983	5,929
Indirect taxes	12,900	10,562	8,577
Marketing	3,384	2,138	1,730
Amortization of intangible assets	169	113	—
Restructuring costs	—	117	—
Other expenses	4,351	5,373	8,017
Total non-interest expense	161,272	137,468	138,307
Net income before equity in undistributed earnings of subsidiaries	131,744	102,391	72,558
Equity in undistributed earnings of subsidiaries	21,508	13,551	5,181
Net income	153,252	115,942	77,739
Other comprehensive income, net of tax	15,628	(54,183)	(12,977)
Total comprehensive income	168,880	61,759	64,762

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities
Net income	153,252	115,942	77,739
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	23,982	23,687	22,267
(Increase) in carrying value of equity method investments	(1,152)	(949)	(1,056)
Share-based payments and settlements	8,410	14,423	7,913
Equity in undistributed earnings of subsidiaries	(21,508)	(13,551)	(5,181)
Net realized / unrealized losses on other real estate owned	2,416	287	543
Net realized (gains) losses on available-for-sale investments	(4,241)	(1,222)	2,841
Provision for credit losses	(4,618)	7,263	3,624
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable	2,886	(1,163)	6,904
(Increase) decrease in other assets	12,167	(20,312)	2,650
Increase (decrease) in accrued interest payable	(519)	160	(1,909)
Increase (decrease) in other liabilities and employee benefit plans	22,282	10,388	480
Cash provided by operating activities	193,357	134,953	116,815

Cash flows from investing activities
(Increase) in securities purchased under agreement to resell	(29,956)	(148,813)	—
Net (increase) in short-term investments	338,426	(335,529)	(103,178)
Net change in trading investments	(511)	(146)	704
Available-for-sale investments: proceeds from sale	205,257	25,489	404,575
Available-for-sale investments: proceeds from maturities and pay downs	324,907	341,835	256,566
Available-for-sale investments: purchases	(595,526)	(1,332,836)	(473,834)
Held-to-maturity investments: proceeds from maturities and pay downs	59,424	38,430	10,077
Held-to-maturity investments: purchases	(199,145)	(124,325)	(276,723)
Net (increase) decrease in loans to third parties	(46,391)	177,823	(70,821)
Net (increase) decrease in loans to bank subsidiaries	40,689	10,608	(2,761)
Net (increase) decrease in loans to non-bank subsidiaries	(2,713)	5,172	2,057
Additions to premises, equipment and computer software	(14,777)	(5,700)	(4,239)
Proceeds from sale of other real estate owned	1,795	3,061	4,644
Dividends received from equity method investment	307	319	884
Injection of capital in subsidiary	(12,802)	(6,945)	(94)
Return of capital from a subsidiary	12,376	—	—
Cash disbursed for business acquisition	—	(2,540)	—
Cash used in investing activities	81,360	(1,354,097)	(252,143)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015

Cash flows from financing activities
Net decrease in demand and term deposit liabilities	(811,322)	1,696,948	457,836
Proceeds from issuance of common shares, net of underwriting discounts and commissions	13	131,600	—
Cost of issuance of common shares	—	(5,458)	—
Proceeds from loans sold under agreement to repurchase	—	5,152	—
Cost of repurchase of loans under agreement to repurchase	—	(5,152)	—
Common shares repurchased	—	(1,633)	(130,822)
Preference shares repurchased	—	(212,121)	(211)
Warrant repurchase	—	(100)	—
Proceeds from stock option exercises	4,546	6,919	640
Cash dividends paid on common and contingent value convertible preference shares	(69,731)	(19,346)	(24,846)
Cash dividends paid on preference shares	—	(14,629)	(14,631)
Preference shares guarantee fee paid	—	(1,676)	(1,824)
Cash provided by financing activities	(876,494)	1,580,504	286,142
Net increase (decrease) in cash due from banks	(601,777)	361,360	150,814
Cash due from banks at beginning of year	1,206,770	845,410	694,596
Cash due from banks at end of year	604,993	1,206,770	845,410

Supplemental disclosure of cash flow information
Cash interest paid	9,447	11,660	10,907

Non-cash item
Transfer to other real estate owned	—	8,961	3,326

Note 29: Subsequent events

The Bank announced on February 15, 2018 that it has entered into an agreement to acquire Deutsche Bank’s banking and custody business in the Cayman Islands, Guernsey and Jersey. The transaction is subject to customary closing conditions, and is expected to close during the second half of 2018.

On February 15, 2018, the Board approved, with effect from April 1, 2018, the 2018 common share buy-back program, authorizing the purchase for treasury of up to 1.0 million common shares. The repurchase of shares pursuant to the buy-back program is subject to the approval of the BMA and NYSE. No assurances can be given as to the amount of common shares that may actually be repurchased.

On February 15, 2018, the Board of Directors declared a fourth interim dividend of $0.38 per common share to be paid on March 9, 2018 to shareholders of record on February 26, 2018.

Item 19. Exhibits
(a)    The following documents are filed as exhibits hereto:

Exhibit No.	Description
1.1	Bye-laws of The Bank of N.T. Butterfield & Son Limited (incorporated by reference to Exhibit 3.1 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
1.2	The N.T. Butterfield & Son Bank Act, 1904 (incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
2	Form of Specimen of Common Registered Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s registration statement on Form F-1/A, filed on August 30, 2016)
4.1
Amended and Restated Investment Agreement by and among The Bank of N.T. Butterfield & Son Limited, Carlyle Global Financial Services Partners, L.P., and CGFSP Coinvestment L.P., dated as of August 4, 2016 (incorporated by reference to Exhibit 10.1 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)

4.2	The Bank of N.T. Butterfield & Son Limited 2010 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
8	List of Subsidiairies (incorporated by reference to Exhibit 21.1 to the registrant’s registration statement on Form F-1, filed on February 13, 2017)
12.1	Certification of the Chairman and Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification of the Chairman and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
100
The following materials from our annual report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
The Bank of N.T. Butterfield & Son Limited

By:
Name:	Michael Collins
Title:	Chairman and Chief Executive Officer
Date:

III - 1