Form 20-F
period 2018-12-31
Bank of N.T. Butterfield & Son Ltd
filed 2019-02-26
CIK 1653242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

December 31, 2018
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
As of December 31, 2018, there were 55,359,218 shares of the registrant's common stock outstanding.

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
☒Yes ☐No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
☐Yes ☒No

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable	N/A
Item 2	Offer Statistics and Expected Timetable	Not Applicable	N/A
Item 3	Key Information	Explanatory Note	iii
		Risk Factors	19
		Selected Consolidated Financial and Other Data	9
Item 4	Information on the Company	Information on the Company	1
		Supervision and Regulation	92
Item 4A	Unresolved Staff Comments	Not Applicable	N/A
Item 5	Operating and Financial Review and Prospects	Management's Discussion and Analysis of Financial Condition and Results of Operations	34
Item 6	Directors, Senior Management and Employees	Management	105
		Major Shareholders and Related Party Transactions	112
Item 7	Major Shareholders and Related Party Transactions	Major Shareholders and Related Party Transactions	112
Item 8	Financial Information	Reports of Independent Registered Public Accounting Firms	F- 3
		Consolidated Financial Statements and Notes to the Consolidated Financial Statements	F- 5
		Dividend Policy	33
Item 9	The Offer and Listing	Market Information	32
Item 10	Additional Information	Management	105
		Supervision and Regulation	92
Item 11	Quantitative and Qualitative Disclosures about Market Risk	Risk Management	81
Item 12	Description of Securities other than Equity Securities	Not Applicable	N/A
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None	N/A
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable	N/A
Item 15	Controls and Procedures	Disclosure Controls and Procedures	119
Item 16A	Audit Committee Financial Expert	Management - Audit Committee	105
Item 16B	Code of Ethics	Management - Code of Conduct and Ethics and Whistleblower Policy	105
Item 16C	Principal Accountant Fees and Services	Principal Accountant Fees and Services	120
Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable	N/A
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Issuer Purchases of Equity Securities	121
Item 16F	Changes in Registrant's Certifying Accountant	Not Applicable	N/A
Item 16G	Significant Differences in Corporate Governance Practices	Management - Foreign Private Issuer Status	105
Item 16H	Mine Safety Disclosure	Not Applicable	N/A

i

	Item Caption	Location	Page
Part III
Item 17	Financial Statements	Consolidated Financial Statements and Notes to the Consolidated Financial Statements	F- 5
Item 18	Financial Statements - Prepared Using a Basis of Accounting Other than IFRS	N/A	N/A
Item 19	Exhibits	Exhibits	III - 1

EXPLANATORY NOTE

In this report, unless the context indicates otherwise, the term:

•	"Bank" or "Butterfield" refers to:

•	The Bank of N.T. Butterfield & Son Limited;

•	"BMA" refers to:

•	The Bermuda Monetary Authority;

•	"Board" refers to:

•	The Board of Directors of the Bank;

•	"IPO" refers to:

•	our initial public offering of 12,234,042 common shares completed on September 21, 2016;

•	"common shares" refers to:

•	the voting ordinary shares of par value BM$ 0.01 each in the Bank; and

•	"we", "our", "us", "the Company" and "the Group" refer to:

•	the Bank and its consolidated subsidiaries.

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
Our consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 have been audited, as stated in the report appearing herein, by PricewaterhouseCoopers Ltd., Bermuda, and are included in this report and are referred to as our audited consolidated financial statements. We have prepared these financial statements in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
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

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are a foreign private issuer, and so long as we qualify as a foreign private issuer under the Securities Exchange Act of 1934 (the "Exchange Act"), we will be exempt from certain provisions of the Exchange Act that are applicable to US domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•
the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the "SEC") of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, or current reports on Form 8‑K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.
We are, however, required to file an annual report on Form 20‑F within four months of the end of each fiscal year. In addition, we have published and intend to continue to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange (the "NYSE"). Press releases related to financial results and material events have been and will continue to be furnished to the SEC on Form 6‑K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you, were you investing in a U.S. domestic issuer. For additional discussion on our foreign private issuer status, see “Management — Foreign Private Issuer Status”.

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

v

INFORMATION ON THE COMPANY
Overview
We are a full service bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through three geographic segments: Bermuda, the Cayman Islands, and The Channel Islands and the UK. We offer banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management in both our Bermuda and Cayman Islands segments. The Channel Islands and the UK segment includes the jurisdictions of Guernsey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial institutions including private banking and treasury services, internet banking, wealth management and fiduciary services. The UK jurisdiction provides mortgage services for high-value residential properties. We also have operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland, which we include in our Other segment.
For the year ended December 31, 2018 we generated $517.8 million in net revenue after provision for credit losses and other gains/losses ("Net Revenue"). Our total net revenue by each of our three geographic segments and our non-reportable segment for the years ended December 31, 2018, 2017 and 2016 are as follows:

	For the year ended
In millions of $	2018	2017	2016
Net Revenue
Bermuda segment	$299.4	$268.7	$228.0
Cayman Islands segment	$152.6	$133.1	$123.0
Channel Islands and the UK	$59.0	$46.8	$45.2
Other	$15.2	$11.6	$9.3
Our Net Revenue for the year ended December 31, 2018 consisted of 56.9% from our Bermuda segment, 29.0% from our Cayman Islands segment, 11.2% from our Channel Islands and the UK segment and 2.9% from our Other segments. As of December 31, 2018, we had $10.8 billion in total assets, $4.0 billion in net loans, $9.4 billion in customer deposits (60% USD deposits, 20% USD-pegged deposits), $96.1 billion of trust assets under administration ("AUA"), and $4.8 billion of assets under management ("AUM").
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
In all of our segments, we offer wealth management to high net worth and ultra-high net worth individuals, family offices, and institutional and corporate clients. Our wealth management platform has three lines of business: trust, private banking, and asset management.
The trust business line, which utilizes specialists in each of our geographic areas, meets client needs in estate and succession planning, administration of complex asset holdings, and efficient coordination of family affairs. In addition, the business provides pension and employee benefits services for multinational corporations, as well as services that involve administration of and fiduciary responsibility for customized trust structures holding a wide range of asset types including financial assets, property, business assets, and art. As of December 31, 2018, trust AUA totaled $96.1 billion.
Our private banking business line offers access to a suite of services, targeted toward high net worth individuals, trusts, and family offices, that can be customized to each client's needs and preferences and delivered as part of a coordinated strategy by a dedicated private banker. We provide clients in our Bermuda, Cayman Islands, and Channel Islands and the UK segments with an integrated model that combines traditional wealth management with banking, lending, cash management, foreign exchange services, custody and access to asset management and trust professionals within Butterfield. We also provide our clients with immediate access to their account information through the use of internet banking. As of December 31, 2018, total deposits and loans in our private banking business were $3.2 billion and $1.1 billion, respectively.
Our asset management business line provides a broad range of portfolio management services to institutional and private clients. Our target client base includes institutions such as pension funds and captive insurance companies with investable assets over $10 million and private clients such as high net worth individuals, families, and trusts with investable assets over $1 million. Our principal services include discretionary investment management, managed portfolio services, money market, and mutual fund offerings. We also offer advisory and self-directed brokerage options. Over 90% of the business's discretionary investment mandates call for balanced growth to conservative allocations. We focus on delivery of reasonable appreciation with an emphasis on capital preservation. The Bank relies on third parties to provide research and investment management expertise, while our own services are concentrated on portfolio construction and managing client relationships. We also provide customized reporting to meet specific needs of our major clients. As of December 31, 2018 our asset management AUM were $4.8 billion.
From 2014 to 2018, our GAAP net income to common shareholders and our core net income to common shareholders (‘‘Core Net Income to Common’’) had compound annual growth rates (‘‘CAGRs’’) of 16% and 17%, respectively(1). Our earnings generation has allowed us to build capital to return to shareholders and invest strategically, both organically and through acquisitions, to further enhance the growth prospects of our Company. We aim to continue to build excess capital in the future, which we can redeploy into growing our business and return to shareholders.

Our History
The origin of The Bank of N.T. Butterfield & Son Limited traces back to 1758, to the founding of the trading firm of Nathaniel Butterfield. In 1858, our company was established as a bank in Bermuda and has been instrumental to the local economy ever since. The Bank was later incorporated under a special act of the local Parliament in 1904. In the 1960s, as international businesses began contributing substantially to Bermuda's economy, we developed services to work to meet their needs. In 1967, we opened offices in the Cayman Islands and by the 1980s had expanded our operations to include retail banking, investment management, and fund administration. In 1973, we opened our Guernsey office in order to provide customers with access to the Pound Sterling currency after Bermuda's departure from the British Sterling zone. In addition to being Bermuda's first bank, we opened the first ATMs in Bermuda in the 1980s and launched Bermuda's first internet banking service in 2001. In 1971, we listed our common shares on the Bermuda Stock Exchange under the ticker symbol "NTB.BH".
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
Since our restructuring, we have pursued a strategy to focus on our core business in banking and wealth management. We have executed upon our strategy by streamlining the Company's operations through exiting non-core markets, repositioning our balance sheet, investing in efficiency initiatives, and continuing to invest in our core business lines to grow both organically and through acquisitions. By following this strategy, we have improved our financial results, including growing Core Earnings to Common,l every year since 2011 and have been able to initiate a progressive capital return policy for investors. The following items were key steps in executing our strategy:

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

•
In October 2017, we entered into an agreement to acquire Deutsche Bank’s Global Trust Solutions (“GTS”) business, excluding its US operations. Upon completion of the transaction, Butterfield took over the ongoing management and administration of the GTS portfolio, comprising approximately 1,000 trust structures for some 900 private clients in Guernsey, Switzerland, the Cayman Islands and Singapore. This transaction was completed in March 2018.

•
In February 2018, we entered into an agreement to acquire Deutsche Bank’s banking and custody business in the Cayman Islands, Jersey and Guernsey, which provides services primarily to financial intermediaries and corporate clients. As part of the deal, we also purchased a service company in Mauritius to provide operations and support services to the Cayman and Channel Islands banking and custody businesses.

•
In May 2018, we issued $75 million aggregate principal amount of 5.25% Fixed to Floating Rate Subordinated Notes due 2028 to repay a portion of our outstanding indebtedness and for other general corporate purposes.

Our Markets
Our two largest segments are Bermuda and the Cayman Islands. As of December 31, 2018, 49% of our total assets were held by our Bermuda segment and 33% by our Cayman Islands segment. Bermuda is our largest segment by number of employees. As of December 31, 2018, our Bermuda segment had $5.4 billion of assets, $46.9 billion of trust AUA and $3.9 billion of AUM, and our Cayman Islands segment had $3.7 billion of assets, $7.7 billion of trust AUA and $0.8 billion of AUM.

The charts below provide the geographic distribution of our Net Revenue for the year ended December 31, 2018.

Segment Distribution of Net Revenue
2018 Net Revenue: $517.8 million

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
Our asset management business line operates in Bermuda, the Cayman Islands, and Guernsey. As of December 31, 2018, 75% of our AUM was in Bermuda, 17% was in the Cayman Islands, 8% was in Guernsey. In Bermuda and the Cayman Islands, a majority of our institutional and private clients are domestic from a domicile perspective while a majority of our clients in Guernsey are tied to our trust business and are international in nature.
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

Our International Network and Group Structure
The following map presents the several geographic regions in which our business operates:
The following chart presents our corporate structure, indicating our principal regulated subsidiaries as of December 31, 2018:

The Bank of N.T. Butterfield & Son Limited
Butterfield Asset Management Limited
Butterfield Securities (Bermuda) Limited
Butterfield Trust (Bermuda) Limited
Bermuda Trust Company Limited
Butterfield Bank (Cayman) Limited
Butterfield Trust (Cayman) Limited
Butterfield Bank (Guernsey) Limited
Butterfield Trust (Guernsey) Limited
Butterfield Mortgages Limited
Butterfield Trust (Bahamas) Limited
Butterfield (Holdings) Switzerland Limited
Butterfield (Singapore) Pte Ltd.
Butterfield Bank (Jersey) Limited
Bermuda
Cayman
Guernsey
United Kingdom
Bahamas
Switzerland
Singapore
Jersey

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
Cayman Islands
Butterfield Bank (Cayman) Limited, a wholly owned subsidiary of the Bank, provides banking services and its wholly-owned subsidiary Butterfield Trust (Cayman) Limited provides trustee, fiduciary and corporate administration services.

Guernsey
Butterfield Bank (Guernsey) Limited is a wholly owned subsidiary of the Bank and provides private banking, custody and administered banking services. Butterfield Trust (Guernsey) Limited is a wholly owned subsidiary of the Bank and provides trustee and fiduciary services.
Bahamas
Butterfield Trust (Bahamas) Limited is a wholly owned subsidiary of the Bank and provides trust and fiduciary services.
Switzerland
Butterfield Trust (Switzerland) Limited is a wholly owned subsidiary of the Bank and provides investment services and through its wholly owned subsidiary Butterfield Trust (Switzerland) Limited provides trust and fiduciary services.
United Kingdom
Butterfield Mortgages Limited is a wholly owned subsidiary of the Bank and provides residential property lending services.
Singapore
Butterfield (Singapore) Pte. Ltd. is a wholly owned subsidiary of the Bank and provides trust and fiduciary services.
Jersey
Butterfield Bank (Jersey) Limited is a wholly owned subsidiary of the Bank, and provides deposit-taking, investment business and custody services.
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
The Bermuda banking segment currently consists of four licensed banks and one licensed deposit-taking institution including one large subsidiary of an international bank, HSBC, and three domestic institutions, including Bermuda Commercial Bank and Clarien Bank. In the Cayman Islands, the Bank is one of six Class 'A' full service retail banks licensed to conduct business with domestic and international clients. There are also five non-retail Class 'A' banks and 135 limited service Class 'B' banks, including Cayman National and subsidiaries of international banks, such as RBC, according to CIMA. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds. We view HSBC in Bermuda and RBC in the Cayman Islands as our most significant competitors.
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
Our deposits are generated principally by our banking business line, which offers retail and corporate checking, savings, and term deposits through our segments in Bermuda, the Cayman Islands and the Channel Islands. In addition, wealth management, through its private banking business line, also provides deposit services to high net worth and ultra-high net worth clients in those same geographic segments. As of December 31, 2018, our Bermuda, Cayman Islands and Channel Islands and the UK segments contributed $4.5 billion, $3.2 billion and $1.6 billion, respectively, to our total customer deposit base as of December 31, 2018.
Total deposits as of December 31, 2018 were $9.5 billion, down 0.9% over total deposits as of December 31, 2017. Customer demand deposits, which include checking, savings and call accounts, totaled $7.4 billion, or 79.1% of customer deposits, as of December 31, 2018, compared to $7.8 billion, or 82.0%, as of December 31, 2017. Customer term deposits totaled $2.0 billion as of December 31, 2018. The cost of funds on total deposits improved from 11 basis points in 2017 to 18 basis points as of December 31, 2018 as a result of an increase in non-interest bearing deposits and small rate decreases in some jurisdictions.
Lending
We offer a broad set of lending offerings including residential mortgage lending, automobile lending, credit cards consumer financing, and overdraft facilities to our retail customers, and commercial real estate lending, commercial and industrial loans, and overdraft facilities to our commercial and corporate customers. These offerings are provided to our retail, commercial, and private banking clients in our key jurisdictions including Bermuda and the Cayman Islands. We also offer residential mortgage lending through our private banking business in Guernsey and to our high net worth and ultra-high net worth clients in the UK. Our loan portfolio, net of allowance for credit losses stood at $4.0 billion as of December 31, 2018. The loan portfolio represented 37.5% of total assets as of December 31, 2018, and loans, net of allowance for credit losses, as a percentage of customer deposits were 42.9%. The effective yield on total loans for the year ended December 31, 2018 was 5.47%, compared to 5.10% for the year ended December 31, 2017.
Residential Mortgage Lending
The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by way of first ranking charges over the residential property to which each specific loan relates generally on terms which allow for the repossession and sale of the property if the borrower fails to comply with the terms of the loan. As of December 31, 2018, residential mortgages (after specific allowance for credit losses) totaled $2.7 billion (a $165.6 million increase from December 31, 2017), accounting for approximately 65.4% of the Group's total gross loan portfolio (after specific allowance for credit losses) and approximately 66.7% of total non-accrual loans in the Group's loan portfolio.
Consumer Lending
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards and overdraft facilities to retail and private banking clients in the jurisdictions in which we operate. As of December 31, 2018, non-residential loans to consumers (after specific allowance for credit losses) totaled $180.4 million, accounting for approximately 4.4% of the Group's total gross loan portfolio and approximately 2.1% of total non-accrual loans in the Group's loan portfolio.
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
As of December 31, 2018, our commercial real estate loan portfolio (after specific allowance for credit losses) totaled $575.0 million, accounting for approximately 14.2% of the Group's total gross loan portfolio and approximately 8.3% of total non-accrual loans in the Group's loan portfolio.
Our commercial real estate loan portfolio is broken down into two categories: commercial mortgage and construction. As of December 31, 2018, commercial mortgages totaled $497.0 million (before allowance for credit losses), and construction loans totaled $78.7 million, accounting for approximately 86.3% and 13.7% of our commercial real estate loan portfolio before allowance for credit losses, respectively.
Other Commercial Lending
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses. As of December 31, 2018, the Group's gross other commercial loan portfolio totaled $542.5 million, accounting for approximately 13.4% of the Group's total gross loan portfolio. As of the same date, the Group's gross loans to governments totaled $105.7 million, accounting for approximately 2.6% of our loan portfolio. As of December 31, 2018, other commercial loans accounted for approximately 22.9% of our total non-accrual loans.
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
As of December 31, 2018, the Group held $4.3 billion in investments, representing approximately 39.5% of total assets.
Cash and Liquidity Management
We operate across multiple currency jurisdictions with pervasive multi-currency products. In our deposit taking jurisdictions—Bermuda, the Cayman Islands and Guernsey—there are currently no dedicated central banks, and no deposit insurance scheme infrastructures (such as the Federal Deposit Insurance Corporation in the United States), with the exception of Bermuda, where a deposit insurance scheme has recently been implemented. In addition, we do not have access to borrowing or deposit facilities with the US Federal Reserve or the European Central Bank; therefore, we conservatively manage client deposit balances and the liquidity risk profile of our balance sheets. This involves the retention of significant cash or cash equivalent balances, management of intra-bank counterparty exposure and management of a significant short-dated US Treasury Bill portfolio. As of December 31, 2018, the cash due from banks of $2.1 billion was composed primarily of $1.4 billion in interest earning cash equivalents, which are investments with a less than ninety day duration. The remaining amounts were comprised of non-interest earning and interest earning deposits of $0.1 billion and $0.5 billion, respectively.
Foreign Exchange Services
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 92% and 90% of our foreign exchange revenue for the year ended December 31, 2018 and 2017, respectively. We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $32.9 million during the year ended December 31, 2018, compared to $32.2 million for the comparative period in 2017. The $0.7 million period-over-period increase reflects increased client activity and related volumes in retail and institutional foreign exchange flows, as well as increased unrealized gains on client service derivatives held over period ends.
Administration Services
Through our wholly owned trust subsidiaries, we provide custody administration and settlement services to a wide range of internal and external investment clients dealing in global markets. Our custody service currently offers custody settlement and safekeeping services in 34 markets globally, including major markets and smaller, less-developed markets, with principal markets covered being the United States, Canada, Europe and Japan.
Our custody service offers safekeeping services for physical and book-entry assets. Custody for listed securities is conducted through Bank of New York Mellon ("BNYM"). Hedge funds, mutual funds and Exchange Traded Funds are held by Brown Brothers Harriman ("BBH"). Trading in investment transactions is settled via our global sub-custodians, BNYM and BBH. Custody services are offered from our Bermuda, Cayman Islands and Guernsey segments and complement core wealth management services offered by other parts of the Group, and we currently anticipate this business to grow generally proportionally with our wealth management business. Clients of our custody service include a wide range of investment funds and other investment vehicles, corporations and trusts whose related banking requirements are provided by the Bank. As such, the custody client base, in addition to delivering a fee based income, also provides cash balances and foreign exchange transaction flows.
Custody fees comprise a basis point charge on the value of Assets Under Custody ("AUC"), which are subject to a minimum level for smaller, less complex portfolios and charged on a reducing scale as AUC values increase. In addition to these fees, custody clients are charged banking transactions fees based on account activity.
Employees
As of December 31, 2018, we had 1,373 employees on a full-time equivalency basis, which included 1,274 full-time and part-time employees and 99 temporary employees. As of December 31, 2018, we had 572 employees in Bermuda, 277 employees in the Cayman Islands, 331 in the Channel Islands and the UK, and 194 employees in the Other segment. We have not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements.
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
Since 2011, we have made significant investments to align banking operations, as well as harmonize across the Group for products, services, licensing and hosting locations. Currently, our information technology is operationally divided into two platforms: (i) Bermuda and Cayman and (ii) Guernsey, the United Kingdom and Group Trust. In 2011, our Bermuda and Cayman operations transitioned to a single industry standard banking technology platform utilizing a predominantly outsourced and supported model hosted in Canada. In late 2013, our Guernsey and UK operations were placed under the Group Technology governance structure with a goal to hub core services in a single location Guernsey.
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
Properties
Our corporate headquarters is located at 65 Front Street, Hamilton HM 12, Bermuda. In addition to our corporate headquarters we also maintain offices in the Cayman Islands, Guernsey, Jersey, the United Kingdom, The Bahamas, Switzerland, Singapore, Mauritius and Canada. Additionally we operate four branch locations in Bermuda and three branch locations in the Cayman Islands.
Legal Proceedings
From time to time we are a party to various litigation matters incidental to the conduct and in the ordinary course of our business.
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
Although we are unable to determine the amount of financial consequences, fines and/or penalties resulting from this tax compliance review, we have recorded as of December 31, 2018, a provision of $5.5 million (December 31, 2017: $5.5 million). As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision. The provision is included on the consolidated balance sheets under other liabilities and on the consolidated statements of operations under other expenses.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
Consolidated Financial Information
The following tables present our selected consolidated financial information as of and for the years ended December 31, 2018, 2017, 2016, 2015, and 2014.
Our historical results for any prior period do not necessarily indicate our results to be expected for any future period. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations".
The selected consolidated financial information presented as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been derived from the audited consolidated financial statements of The Bank of N.T. Butterfield & Son Limited included elsewhere in this report. The selected consolidated financial information presented as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and December 31, 2014 have been derived from the audited consolidated financial statements of The Bank of N.T. Butterfield & Son Limited, which are not included elsewhere in this report.
Statement of Operations Data

	For the year ended December 31,
(in millions of $, unless indicated otherwise)	2018	2017	2016	2015	2014
Total interest income	367.6	305.6	274.9	262.6	265.1
Total interest expense	24.6	15.9	16.4	23.3	26.6
Net interest income before provisions for credit losses	343.0	289.7	258.5	239.3	238.5
Provisions for credit losses	7.0	5.8	(4.4)	(5.7)	(8.0)
Net interest income after provisions for credit losses	350.0	295.6	254.1	233.5	230.4
Total non-interest income	168.7	157.8	147.5	140.2	134.8
Total other gains (losses)	(0.9)	1.3	1.0	(9.4)	15.7
Total net revenue	517.8	454.7	402.6	364.3	381.0
Total non-interest expense	321.3	300.3	285.9	285.2	273.0
Net income before income taxes from continuing operations	196.5	154.3	116.7	79.0	108.0
Income tax (expense) benefit	(1.3)	(1.1)	(0.7)	(1.3)	0.2
Net income from continuing operations	195.2	153.3	115.9	77.7	108.2
Net income	195.2	153.3	115.9	77.7	108.2
Net income to common shareholders	195.2	153.3	58.4	61.2	91.6
Earnings per common share from continuing operations (in US$)(1)
Basic	3.55	2.82	1.20	1.25	1.67
Diluted(2)	3.50	2.76	1.18	1.23	1.65
Cash Dividends declared per common share (in BM$)(1)	1.52	1.28	0.40	0.50	0.50
Dividends declared per preference share (in US$)	—	—	80.00	80.00	80.00
______________________________

(1)	Figures reflect the reverse share split that the Bank effected on September 6, 2016.

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

Balance Sheet Data

	As of December 31,
(in millions of $)	2018	2017	2016	2015	2014
Assets
Cash due from banks	2,053.9	1,535.1	2,101.7	2,288.9	2,063.3
Of which cash and demand deposits with banks — non-interest bearing	124.2	89.4	110.7	110.9	343.1
Of which demand deposits with banks — interest bearing	487.6	340.3	326.4	378.6	139.2
Of which cash equivalents — interest bearing	1,442.1	1,105.5	1,664.5	1,799.4	1,581.0
Securities purchased under agreement to resell	27.3	178.8	148.8	—	—
Short-term investments	52.3	250.0	519.8	409.5	394.8
Investment in securities	4,255.4	4,706.2	4,400.2	3,223.9	2,989.1
Of which trading	6.5	6.8	6.3	321.3	417.4
Of which available-for-sale	2,182.7	3,317.4	3,332.7	2,201.3	2,233.5
Of which held-to-maturity(1)	2,066.1	1,382.0	1,061.1	701.3	338.2
Loans, net of allowance for credit losses	4,043.9	3,776.9	3,570.5	4,000.2	4,019.1
Premises, equipment and computer software	158.1	164.8	167.8	183.4	215.1
Accrued interest	20.9	24.9	22.8	17.5	19.2
Goodwill	24.0	21.5	19.6	23.5	24.8
Intangible assets	50.8	39.1	42.3	27.7	33.0
Equity method investments	14.7	14.1	13.5	12.8	12.8
Other real estate owned	5.3	9.1	14.2	11.2	19.3
Other assets	66.7	58.7	82.5	77.1	67.8
Total assets	10,773.2	10,779.2	11,103.5	10,275.6	9,858.4
Liabilities
Total customer and bank deposits	9,452.2	9,536.5	10,033.6	9,182.1	8,671.6
Of which customer deposits — Bermuda — non-interest bearing	1,378.5	1,840.2	1,733.7	1,348.9	1,021.4
Of which customer deposits — Bermuda — interest bearing	3,117.1	3,412.6	4,213.4	2,922.8	2,848.7
Of which customer deposits — non-Bermuda — non-interest bearing	733.0	639.5	651.3	532.9	536.7
Of which customer deposits — non-Bermuda — interest bearing	4,189.9	3,631.6	3,411.4	4,363.1	4,224.8
Of which bank deposits — Bermuda	8.1	0.4	0.3	0.4	9.5
Of which bank deposits — non-Bermuda	25.7	12.0	23.5	14.1	30.4
Securities sold under agreement to repurchase	—	—	—	—	—
Employee future benefits	117.2	128.8	140.0	122.1	117.9
Accrued interest	5.1	2.4	2.1	2.7	4.8
Preference share dividends payable	—	—	—	0.7	0.7
Pending payable for investments purchased	—	51.9	—	—	—
Other liabilities	173.0	119.8	100.0	100.5	97.2
Long-term debt	143.3	117.0	117.0	117.0	117.0
Total liabilities	9,890.8	9,956.4	10,392.8	9,525.2	9,009.1
Total shareholders' equity(2)	882.3	822.9	710.7	750.4	849.4
Of which common share capital(6)	0.6	0.5	0.5	0.5(5)	0.6
Of which preference share capital(3)	—	—	—	—	—
Of which contingent value convertible preference (CVCP) share capital(4)(6)	—	—	—	—	—
Total liabilities and shareholders' equity	10,773.2	10,779.2	11,103.5	10,275.6	9,858.4
Common shares outstanding (number)(6)	55.4	54.7	53.3	47.3	55.0
______________________________

(1)
Fair value of held to maturity debt securities was $2,036.2 million as of December 31, 2018, $1,377.4 million as of December 31, 2017, $1,046.8 million as of December 31, 2016, $701.5 million as of December 31, 2015 and $344.0 million as of December 31, 2014.

(2)
As of December 31, 2018 the number of outstanding awards of unvested common shares was 0.9 million (December 31, 2017: 0.9 million, December 31, 2016: 0.8 million, December 31, 2015: 0.9 million and December 31, 2014: 1.0 million). Only awards for which the sum of (1) the expense that will be recognized in the future (i.e., the unrecognized expense) and (2) the exercise price, if any, was lower than the average market price of $34.72. A warrant, outstanding until the Bank repurchased it in December 2016, to purchase 0.43 million shares (December 31, 2015: 0.43 million, December 31, 2014: 0.43 million and December 31, 2013: 0.43 million) was excluded from the computation of earnings per share because the exercise price was greater than the average market price of the common shares. Figures reflect the reverse share split that the Bank effected on September 6, 2016.

(3)
Preference share capital in all periods presented was nil, nil, nil, $182,863 and $183,046 as of December 31, 2018, 2017, 2016, 2015 and 2014, respectively, representing $0.01 par value per preference share issued and outstanding as of the respective dates. In December 2016, the Bank redeemed and canceled all outstanding preference shares.

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

	For the year ended December 31,
(in %, unless otherwise indicated)	2018	2017	2016	2015	2014
Return on average common shareholders' equity(1)	23.1	19.9	8.9	10.1	13.7
Core return on average tangible common equity(2)	25.6	22.4	20.5	17.6	14.4
Return on assets(3)	1.8	1.4	1.1	0.8	1.2
Core return on average tangible assets(4)	1.8	1.5	1.3	1.1	1.2
Net interest margin(5)	3.25	2.73	2.45	2.48	2.74
Efficiency margin(6)	61.8	66.2	69.3	74.0	72.0
Core efficiency ratio(7)	61.5	64.3	63.8	66.0	67.7
Fee income ratio(8)	32.5	34.8	36.7	37.5	36.9
Common equity Tier 1 capital ratio(9)(10)	19.6	18.2	15.3	10.7	N/A
Tier 1 common ratio(9)	N/A	N/A	N/A	12.0	14.6
Tier 1 capital ratio(9)	19.6	18.2	15.3	16.2	19.0
Total capital ratio(9)	22.4	19.9	17.6	19.0	22.2
Leverage ratio(9)(10)	7.6	6.9	5.8	6.4	N/A
Tangible common equity/tangible assets(11)	7.5	7.1	5.9	5.1	6.2
Tangible total equity/tangible assets(12)	7.5	7.1	5.9	6.8	8.1
Non-performing assets ratio(13)	0.4	0.4	0.5	0.7	1.0
Non-accrual ratio(14)	1.2	1.2	1.3	1.6	1.8
Non-performing loan ratio(15)	1.4	1.3	1.6	2.0	2.4
Net charge-off ratio(16)	0.1	0.1	0.3	0.2	0.4
Core earnings attributable to common shareholders(17)(18) (in BM$ million)	197.0	158.9	123.0	97.4	89.9
Core earnings per common share fully diluted(19)(21) (in BM$)	3.53	2.86	2.48	1.95	1.61
Common equity per share(20)(21) (in BM$)	15.94	15.05	13.34	12.24	12.25
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

(9)
The total capital ratio measures the amount of the Bank's capital in relation to the amount of risk it is taking. All banks must ensure that a reasonable proportion of their risk is covered by permanent capital. Prior to January 1, 2015, the Bank's regulatory capital was determined in accordance with Basel II guidelines issued by the BMA. Under Basel II, Pillar I, banks must maintain a minimum total capital ratio of 14.46%, inclusive of all capital buffers. In effect, this means that 14.46% of the risk-weighted assets must be covered by permanent or near permanent capital. The risk weighting process takes into account the relative risk of various types of lending. The higher the capital adequacy ratio a bank has, the greater the level of unexpected losses it can absorb before becoming insolvent. Under Basel III as implemented by the BMA for 2018, we must maintain a total capital ratio of 15.6%. The tier 1 capital ratio is the ratio of the Bank's core equity capital, as measured under Basel II, to its total RWA. RWA are the total of all assets held by the Bank weighted by credit risk according to a formula determined by the regulator. The Bank follows the Basel Committee on Banking Supervision ("BCBS") guidelines in setting formulas for asset risk weights. The tier 1 common ratio is equivalent to the tier 1 capital ratio except that it only includes common equity in the numerator and deducts the preference shareholders' equity. Note that the tier 1 common ratio is calculated in the same manner as the common equity tier 1 ("CET1") ratio discussed below, but differs in its inputs based upon RWA calculations under Basel II versus Basel III.

(10)
Effective January 1, 2015, the Bank's regulatory capital is determined in accordance with current Basel III guidelines issued by the BMA. However, the Bank was not required to publish its capital ratios under Basel III until January 1, 2016 as per guidance from the BMA and continued to publish certain ratios under Basel II during 2015. Basel III adopts CET1 as the predominant form of regulatory capital with the CET1 ratio as a new metric. Under Basel III as implemented by the BMA for 2018, we must maintain a minimum CET1 ratio of 9.4%. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing tier 1 capital by an exposure measure. Under Basel III, banks must maintain a minimum Leverage Ratio of 5.0%. The exposure measure consists of total assets (excluding items deducted from tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.

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

	For the years ended December 31,
	2018			2017
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	1,977.3	24.8	1.26%	2,372.7	17.2	0.72%
Investment in securities	4,578.9	124.3	2.71%	4,573.9	101.4	2.22%
Loans	3,995.8	218.5	5.47%	3,665.8	187.0	5.10%
Interest earning assets	10,552.0	367.6		10,612.4	305.6
Other assets	350.7			346.0
Total assets	10,902.7	367.6		10,958.4	305.6
Liabilities
Deposits	7,375.8	(17.6)	(0.24)%	7,445.0	(10.9)	(0.15)%
Securities sold under agreement to repurchase	1.6	—	(2.11)%	—	—	—%
Long-term debt	133.4	(6.9)	(5.21)%	117.0	(5.0)	(4.24)%
Interest bearing liabilities	7,510.8	(24.6)	(0.33)%	7,562.0	(15.9)	(0.21)%
Non-interest bearing current accounts	2,231.8			2,393.1
Other liabilities	281.0			254.4
Total liabilities	10,023.7	(24.6)	(0.25)%	10,209.6	(15.9)	(0.16)%
Shareholders’ equity	879.0		—	748.9		—
Total liabilities and shareholders’ equity	10,902.7		—	10,958.4		—
Non‑interest bearing funds net of non‑interest earning assets (free balance)	3,041.1			3,050.3
Net interest margin		343.0	3.25%		289.7	2.73%

	For the years ended December 31,
	2016			2015			2014
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	2,655.3	9.8	0.37%	2,407.9	6.5	0.27%	1,752.9	5.4	0.31%
Investment in securities	3,940.6	77.2	1.95%	3,217.0	69.6	2.16%	2,877.8	67.7	2.35%
Loans	3,921.1	188.0	4.78%	4,026.7	186.5	4.63%	4,075.0	192.0	4.71%
Interest earning assets	10,517.0	275.0	2.61%	9,651.6	262.6	2.72%	8,705.7	265.1	3.05%
Other assets	343.4			371.5			410.8
Total assets	10,860.4	275.0	2.53%	10,023.1	262.6	2.62%	9,116.5	265.1	2.91%
Liabilities
Deposits	7,733.8	(11.8)	(0.15)%	7,156.7	(18.4)	(0.26)%	6,741.6	(20.9)	(0.31)%
Securities sold under agreement to repurchase	16.0	(0.1)	(0.73)%	2.1	—	—%	22.0	(0.1)	(0.38)%
Long-term debt	117.0	(4.5)	(3.84)%	117.0	(4.9)	(4.15)%	117.2	(5.6)	(4.80)%
Interest bearing liabilities	7,866.8	(16.4)	(0.21)%	7,275.8	(23.3)	(0.32)%	6,880.8	(26.6)	(0.39)%
Non-interest bearing current accounts	2,042.5			1,720.7			1,211.0
Other liabilities	123.7			196.8			187.2
Total liabilities	10,033.0	(16.4)	(0.16)%	9,193.3	(23.3)	(0.25)%	8,279.0	(26.6)	(0.32)%
Shareholders’ equity	827.4			829.8			837.5
Total liabilities and shareholders’ equity	10,860.4			10,023.1			9,116.5
Non-interest bearing funds net of non-interest earning assets (free balance)	2,650.2			2,375.8			1,824.9
Net interest margin		258.6	2.45%		239.3	2.48%		238.5	2.74%

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

		For the year ended December 31,
(in millions of $, unless otherwise indicated)		2018	2017	2016	2015	2014

Reconciliation of Net Income (GAAP to Core Net Income (non-GAAP))
Net income	A	195.2	153.3	115.9	77.7	108.2
Dividends and guarantee fee of preference shares		—	—	(15.7)	(16.5)	(16.5)
Premium paid on repurchase/redemption of preference shares(1)	B	—	—	(41.9)	—	(0.1)
Net income to common shareholders	C	195.2	153.3	58.4	61.2	91.6
Non-core (gains), losses and expenses
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)(2)		(1.2)	(2.6)	(0.6)	—	(8.7)
Additional consideration from previously disposed of entities(3)		—	—	—	—	(0.3)
Realized gain on private equity investment(4)		—	—	—	—	(1.1)
Income tax refund(5)		—	—	—	—	(1.0)
Impairment of and gain on disposal of fixed assets (including software)(6)		—	—	—	5.1	2.0
Change in unrealized (gains) losses on certain investments(7)		—	—	—	0.7	(9.9)
Adjustment to holdback payable for a previous business acquisition(8)		—	0.1	0.9	—	1.2
Settlement loss on de-risking on a defined benefit plan(9)		1.5	—	—	—	—
Total non-core (gains) losses	D	0.3	(2.5)	0.3	5.8	(17.8)
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs(10)		—	0.2	1.8	8.2	2.7
Tax compliance review costs(11)		0.5	2.1	1.6	3.8	10.2
Provision in connection with ongoing tax compliance review(12)		—	—	0.7	4.8	—
Business acquisition costs(13)		1.0	2.0	3.2	1.0	3.1
Restructuring charges and related professional service fees(14)		—	1.8	6.3	2.5	—
Investigation of an international stock exchange listing costs(15)		—	—	—	10.1	—
Cost of 2010 legacy option plan vesting and related payroll taxes(16)		—	—	8.8	—	—
Secondary offering costs (17)		—	2.0	—	—	—
Total non-core expenses	E	1.5	8.1	22.4	30.4	16.0
Total non-core (gains), losses and expenses	F=D+E	1.8	5.6	22.7	36.2	(1.8)
Core net income	G=A+F	197.0	158.9	138.6	113.9	106.4
Reconciliation of Return on Equity (GAAP) to Core Return on Average Tangible Common Equity (non-GAAP)
Core net income attributable to common shareholders(1)	H=C-B+F	197.0	158.9	123.0	97.4	89.9
Average shareholders' equity		843.2	771.9	826.0	791.8	849.4
Less: average preference shareholders' equity		—	—	(168.8)	(182.9)	(183.4)
Average common equity	I	843.2	771.9	657.2	608.9	666.0
Less: average goodwill and intangible assets		(74.6)	(61.4)	(58.6)	(54.8)	(42.1)
Average tangible common equity	J	768.6	710.5	598.6	554.1	623.9
Return on equity	C/I	23.1%	19.9%	8.9%	10.1%	13.7%
Core return on average tangible common equity	H/J	25.6%	22.4%	20.5%	17.6%	14.4%

		For the year ended December 31,
(in millions of $, unless otherwise indicated)		2018	2017	2016	2015	2014
Reconciliation of diluted earnings per share (GAAP) to core earnings per common share fully diluted (non-GAAP)
Adjusted weighted average number of diluted common shares (in thousands)(18)	K	55.7	55.5	49.6	50.0	55.6
Earnings per common share fully diluted	C/K	3.50	2.76	1.18	1.23	1.65
Non-core items per share	(F-B)/K	0.03	0.10	1.30	0.72	(0.04)
Core earnings per common share fully diluted		3.53	2.86	2.48	1.95	1.61
Reconciliation of return on average assets (GAAP) to core return on average tangible assets (non-GAAP)
Total average assets	L	10,851.2	10,926.1	10,842.6	9,967.5	9,268.9
Less: average goodwill and intangible assets		(74.6)	(61.4)	(58.6)	(54.8)	(42.1)
Average tangible assets	M	10,776.6	10,864.8	10,784.0	9,912.7	9,226.8
Return on average assets	A/L	1.8%	1.4%	1.1%	0.8%	1.2%
Core return on average tangible assets	G/M	1.8%	1.5%	1.3%	1.1%	1.2%
Tangible equity to tangible assets
Shareholders' equity		882.3	822.9	710.7	750.4	849.4
Less: goodwill and intangible assets		(74.7)	(60.6)	(61.9)	(51.1)	(57.9)
Tangible total equity	N	807.6	762.3	648.8	699.3	791.5
Less: preference shareholders' equity		—	—	—	(182.9)	(183.0)
Tangible common equity	O	807.6	762.3	648.8	516.4	608.5
Total assets		10,773.2	10,779.2	11,103.5	10,275.6	9,858.4
Less: goodwill and intangible assets		(74.7)	(60.6)	(61.9)	(51.1)	(57.9)
Tangible assets	P	10,698.4	10,718.6	11,041.6	10,224.5	9,800.5
Tangible common equity to tangible assets	O/P	7.5%	7.1%	5.9%	5.1%	6.2%
Tangible total equity to tangible assets	N/P	7.5%	7.1%	5.9%	6.8%	8.1%
Efficiency ratio
Non-interest expenses		321.3	300.3	285.9	285.2	273.0
Less: Amortization of intangibles		(5.1)	(4.2)	(4.5)	(4.4)	(4.3)
Non-interest expenses before amortization of intangibles	Q	316.3	296.1	281.4	280.8	268.7
Non-interest income		168.7	157.8	147.5	140.2	134.8
Net interest income before provision for credit losses		343.0	289.7	258.5	239.3	238.5
Net revenue before provision for credit losses and other gains/losses	R	511.7	447.6	406.0	379.5	373.3
Efficiency ratio	Q/R	61.8%	66.2%	69.3%	74.0%	72.0%
Core efficiency ratio
Non-interest expenses		321.3	300.3	285.9	285.2	273.0
Less: non-core expenses	(E)	(1.5)	(8.1)	(22.4)	(30.4)	(16.0)
Less: amortization of intangibles		(5.1)	(4.2)	(4.5)	(4.4)	(4.3)
Core non-interest expenses before amortization of intangibles	S	314.7	288.0	259.0	250.4	252.7
Core revenue before other gains and losses and provision for credit losses	T	511.7	447.6	406.0	379.5	373.3
Core efficiency ratio	S/T	61.5%	64.3%	63.8%	66.0%	67.7%
______________________________

(1)	Premium paid on the preference share buy-backs and redemption are removed from core net income available to common shareholders as management views these premium amounts as non-core.

(2)
Reflects a gain realized on a liquidation settlement from the Avenir pass-through note, our last remaining structured investment, in 2014. As the Bank no longer holds structured investment products, management determined the gains represented by these liquidation settlements to be non-core. In 2016, 2017 and 2018, the Bank received a further distribution on this liquidation settlement.

(3)
In 2014 and 2013, reflected the relevant portion of proceeds from the sale of our interest in Island Heritage Holdings Ltd. effected in 2012. As is detailed above, due to the nature of the underlying sale, management considers the additional earn-out proceeds realized from this sale to be non-core.

(4)
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

(5)
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

(6)
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

(7)
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

(8)
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

(9)	In 2018, these losses reflected a non-core settlement loss on the de-risking of a defined benefit pension plan.

(10)
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

(11)
In each of the periods reflected costs associated with a review and account remediation exercise to determine the US tax compliance status of US person account holders linked to the publicly announced so-called John Doe Summonses in November 2013 issued by the USAO to six US financial institutions with which the Bank had correspondent banking relationships. These expenses are a result of exceptional circumstances which arose outside of the normal course of business.

(12)
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

(13)
In 2017 and 2018, reflected contract negotiation, due diligence and other legal costs relating to the agreement to acquire Deutsche Bank’s GTS business, excluding its US operations. In 2015 and 2016, reflected contract negotiation, due diligence and IT implementation costs relating to the acquisition of the Bermuda Trust Company Limited and the private banking investment management of operations of HSBC Bank Bermuda Limited; in 2014, reflected legal, due diligence and costs for temporary staff assisting with integration relating to the acquisitions of Legis and of select deposits and loans from HSBC Bank Cayman Limited. As above, due to the limited nature of acquisitions, management does not consider the costs associated with these acquisitions to be a part of normal course of business. Therefore, management considers costs associated with acquisitions, specifically including the costs associated with negotiation and integration of operations, to be non-core.

(14)
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

(16)
In 2016, reflected the expense for the vesting of the outstanding 2010 Performance Options resulting from the IPO which led to a $8.5 million salaries and other employee benefits expense, and a related payroll tax expense of $0.3 million. Management does not consider these expenses to be core to the strategy of the business.

(17)
In 2017, reflected professional and legal fees related to the secondary follow-on offering of the Bank's common shares. This offering was undertaken in an effort to provide further liquidity for the Bank's shareholders, and was therefore not in the normal course of business. Accordingly, management considers the expenses associated with this offering to be non-core.

(18)	Figures reflect the reverse share split that the Bank effected on September 6, 2016.

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
Our banking operations are concentrated in Bermuda and the Cayman Islands, and serve local customers in these markets. In the year ended December 31, 2018, 57% of our total net revenue was derived from our Bermuda segment and 29% of our total net revenue was derived from the Cayman Islands segment. In addition, in the year ended December 31, 2018, approximately $2 billion, or 49%, of our loans originated in Bermuda and approximately $1 billion, or 19%, of our loans originated in the Cayman Islands. Accordingly, a downturn in these markets may have a profound effect on our banking business. Because Bermuda and the Cayman Islands do not have well-diversified economies, a downturn in their key industries could affect their economies as a whole and have an adverse effect on our business, financial condition or results of operations. In addition, we have sought to expand our existing trust business line, including through recent acquisitions. Any reduction in demand for trust services in our Bermuda and Cayman Islands segments, due to perceived reputational risks, increasing regulatory scrutiny over activities in these jurisdictions or otherwise, may adversely impact our business and results of operations, including the ongoing success of any of our acquired trust business.
In particular, Bermuda and the Cayman Islands are international business centers in part due to their favorable tax treatment of entities and their political and economic stability. Bermuda is among the largest reinsurance markets, and the Cayman Islands is a leader in fund domiciliation for global asset managers, with 10,689 regulated mutual funds as of September 30, 2018 according to CIMA. These industries are key contributors to the Bermuda and the Cayman Islands economies. As a result, a downturn in these sectors, a change in tax laws, or a shift of business away from Bermuda or the Cayman Islands could result in job losses and harm the economies in these markets. Many of our commercial customers are reinsurance or regulated fund service providers. Accordingly, any downturn or further concentration in the reinsurance market could adversely affect our business, financial condition and results of operations. See "— Regulatory and Tax-Related Risks — Changes in US tax laws could cause the insurance and reinsurance industry to relocate from Bermuda, which could have an adverse effect on our business, financial condition and results of operations".
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
Tourism is another major contributor to the economies of both Bermuda and the Cayman Islands. In 2017, travel and tourism contributed 17.1% of GDP in Bermuda and 29.5% of GDP in the Cayman Islands. The deterioration of the tourism industry could decrease the value of hotels and other commercial properties, which could adversely affect our commercial loan portfolio. A decline in tourism could similarly result in an increase in unemployment, which could affect the ability of our residential borrowers to make payments on their loans. Accordingly, a decline in tourism in either Bermuda or the Cayman Islands could have a material adverse effect on our business, financial condition or results of operations.
A decline in the residential real estate market, in particular in Bermuda, could increase the risk of loans being impaired and could have an adverse effect on our business, financial condition or results of operations.
We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. As of December 31, 2018, approximately 57.1% of our Bermuda loan portfolio, net of allowance for credit losses, was composed of residential mortgages in Bermuda and approximately 73.4% of our loan portfolio, net of allowance for credit losses, in our remaining jurisdictions was comprised of residential mortgages. A decline in the real estate market, in particular in Bermuda, would mean that the collateral for our loans would hold less value. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on the defaulted loans. Declines in the real estate market could also adversely affect demand for new loans, further decreasing the interest revenue generated by our loan portfolio. In addition, if our estimate for our allowance for credit losses proves to be incorrect and our allowance is inadequate, we will have to increase the allowance accordingly and may have future charge-offs. This may lead to impairment charges on loans and other assets, higher costs and incurred loan-loss provisions.
The risk of loan impairment may be compounded by the fact that there is no available economic and statistical data regarding the Bermuda, The Bahamas and the Cayman Islands real estate markets. Although reliable and comprehensive economic and statistical data is available for certain real estate markets, such as the Case-Schiller Home Price Index in the United States, there is no comparable statistical data or mechanism to value the overall real estate market in our markets. This lack of information makes it difficult to assess the market value of real estate in these markets, and requires us to rely on observations of the valuation of our own real estate originations in order to assess whether the value of mortgaged real estate has declined. See " --The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property may not accurately describe the net value of the collateral that we can realize."
Any of the above factors could have an adverse effect on our business, financial condition or results of operations.
In addition, following the 2008 financial crisis, the Bermuda economy experienced consecutive years of negative GDP growth. International business activity declined from 2009 to 2011, with modest annual growth from 2012 onwards. Since 2015, the Bermuda economy's GDP was nominally positive and various local economic measures appeared to have stabilized. The impact of the 2008 financial crisis and the resulting decline in international business on employment, population levels and real estate values was negative for several years, with recent apparent stability observed in terms of economic activity and stabilized real estate values. The Bermuda economy's ability to sustain or improve on this recent apparent economic stability is uncertain.
The value of the securities in our investment portfolio may decline in the future.
As of December 31, 2018, we owned $4.3 billion of investment securities consisting primarily of securities issued by the US government and US governmental agencies. In 2018, our investment portfolio had an average yield of 2.71%.
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
We did not record any OTTI losses on investments in the years ended December 31, 2018 and 2017. However, in prior periods we have experienced higher OTTI on investments, in particular as a result of investments in structured securities. See "— We depend primarily on deposits to fund our liquidity needs; if we are unable to effectively manage our liquidity across the jurisdictions in which we operate, our business, financial condition or results of operations could be adversely affected."
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
If we are unable to effectively manage our liquidity we may need to seek additional financing and our business, financial condition or results of operations could be adversely affected.
We need liquidity to pay our operating expenses, interest on our debt and dividends on our capital stock, and to replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer.
Our main source of funding is customer deposits. As of December 31, 2018, we had $9.4 billion in customer deposits (60% USD deposits, 20% USD-pegged deposits), with 48% of our deposits derived from our Bermuda segment and 35% of our deposits derived from the Cayman Islands segment, with the balance derived from the Channel Islands. In addition, we source our funding from net income generated by the Bank, net of dividends paid, and to a lesser extent from other sources including the sale of securities to institutional counterparties under repurchase agreements and the sale of trading and AFS securities. Our deposit base includes both demand and term liabilities, but the significant majority of such deposits are demand deposits or are due within six months. Because we rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate may prevent us from obtaining necessary funding without incurring higher costs. Our deposit base includes deposits from commercial and institutional clients which may be more sensitive to financial strength rating changes. A significant withdrawal of deposits in either of these markets could significantly affect our liquidity and our ability to meet our funding needs.
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
Unlike many other jurisdictions, there is no central bank or similar governmental agency in Bermuda from which we may borrow US or Bermuda Dollars if we experience liquidity shortages, which may leave us without a lender of last resort in the event that Bermuda suffers a severe economic downturn at the same time as a liquidity shortage. Similarly, there is no central bank in the Cayman Islands, Jersey or Guernsey to act as a lender of last resort. We may therefore be unable to sufficiently fund our liquidity needs. While there is no central bank or similar governmental agency in Bermuda, the Cayman Islands, Jersey or Guernsey that insures bank deposits, such as the Federal Deposit Insurance Corporation in the United States, the Government of Bermuda has implemented a Deposit Insurance Scheme. See "Supervision and Regulation" and "— The Government of Bermuda has implemented a Deposit Insurance Scheme and we will incur additional costs”. Without a central bank from which we could borrow funds, liquidity management will be critical to the management of our consolidated balance sheet, and an inability to obtain sufficient liquidity could adversely affect our financial condition.
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
Changes in banks’ inter-bank lending rate reporting practices or the method pursuant to which LIBOR is determined may adversely affect our business and results of operations.
LIBOR and other indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or have other consequences which cannot be predicted. In particular, regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting criminal and civil investigations into whether the banks that contribute information to the British Bankers Association (BBA), which was integrated into UK Finance in 2017, in connection with the daily calculation of LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR. Actions by the regulators or law enforcement agencies, as well as ICE Benchmark Administration (the current administrator of LIBOR) may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021 (the “2017 Announcement”). The 2017 Announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Consequently, at this time, it is not possible to predict whether LIBOR will continue to be viewed as an acceptable benchmark, whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. Similarly, it is not possible to predict what rate or rates may become accepted alternatives to LIBOR or the effect of any such alternatives on the value of LIBOR-linked financial instruments.
LIBOR is used as a reference or base rate in our loan portfolio, our investment portfolio and our subordinated debt outstanding. Any of the above changes or any other consequential changes to LIBOR or any alternative rate or benchmark as a result of any international, national, or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes, could have a material adverse effect on the value of the investment portfolio, or impact the interest earned on loans and interest payable on our subordinated debt.
As a result of the transition away from LIBOR, we are reviewing our loan agreements and our investments to understand the events that trigger a LIBOR substitution event and how a LIBOR substitution will be implemented on a case by case basis. In certain instances, legacy instruments do not address these matters in clear and workable ways, and we are working with counterparties to address these on a case by case basis to determine the most effective transition.
Any alternative reference or base rate may result in interest payments that are lower than or that do not otherwise correlate over time with the payments that would have been made on the elements of our balance sheet if the LIBOR rate was available in its current form.
More generally, any of the above changes or any other consequential changes to LIBOR as a result of international, national or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes, could have a material adverse effect on our business and results of operations
Our operations are reliant on effective implementation and use of technology and require us to adapt to new technologies, and a breach, interruption or failure of our technology services or the inability to effectively integrate new technologies could have an adverse effect on our business, financial condition or results of operations.
We rely heavily on communications and information systems to conduct business in the banking industry. In particular, we rely on technology to provide key components of our information system infrastructure, including loan, deposit and general ledger processing, risk management information collection and processing for internal control purposes, internet connections and network access. Any disruption in service of these key components, due to a natural catastrophe, or the termination of any third-party software licenses upon which any of these systems is based, could adversely affect our ability to effectively deliver products and services to clients, to detect, assess and manage risk and otherwise to conduct operations. See "— We rely on third parties to provide services that are integral to our ordinary course operations, and their failure to perform in a satisfactory manner could negatively affect us". Furthermore, any security breach, due to computer viruses, programming, malfeasance or human errors or other events or developments, of information systems or data, whether managed by us or third parties, could interrupt our business, harm our reputation or cause a decrease in the number of clients using our services. The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. We have continually invested in upgrades to our core banking systems in our two largest markets (Bermuda and the Cayman Islands), made upgrades in Guernsey and the UK, and introduced mobile banking in Bermuda and the Cayman Islands. However, we face the risk of having to establish and maintain further improved technological capabilities, and our future success depends, in part, on an ability to recognize and implement new technologies to address our operational and internal control needs and to meet the demands of our clients. See "— Cyber-attacks, distributed denial of service attacks and other cyber-security matters, if successful, could have an adverse effect on our business, financial condition or results of operations".
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

In our banking business, we face competition mainly from other local banks, such as Bermuda Commercial Bank and Clarien Bank in Bermuda and from Cayman National Corporation in the Cayman Islands, as well as from subsidiaries of international banks, RBC in the Cayman Islands and HSBC in Bermuda, whom we view as our most significant competitors. In our wealth management business line, we face competition from local competitors as well as much larger financial institutions including financial institutions that are not based in the markets in which we operate. Revenues from the trust and wealth management business depend in large part on the level of assets under management, and larger international banks may have higher levels of assets under management.
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
Out strategy includes expansion of our business through acquisitions of, or investments in, other companies or new products and services, but we may not be able to achieve regulatory approval for such transactions or be able to achieve the anticipated cost savings, growth opportunities and other benefits anticipated from such transactions.
We seek to grow both organically and through acquisitions. In the past several years, we have made various acquisitions and investments intended to complement and expand our businesses, including our March 2018 acquisition of Deutsche Bank’s GTS business, excluding its US operations and our February 2018 agreement with Deutsche Bank to refer Deutsche Bank's clients from their banking and custody business in the Cayman and Channel Islands to us. Our long-term growth strategy includes identifying and effecting selective acquisitions in our core geographies, but we cannot be sure that we will be able to continue to identify suitable acquisition candidates or investment opportunities. Even if we identify suitable targets, there can be no assurance that we will be able to obtain the necessary funding on acceptable terms, if at all, to finance any of those potential acquisitions or investments.
We may also be required to obtain the BMA’s approval prior to any potential acquisition or investment and, depending on the transaction, may require other regulatory approvals. Regulators consider a number of factors when determining whether to approve a proposed transaction, and we may have difficulty obtaining the necessary regulatory approvals, government permits or licenses required for such acquisitions. We may fail to pursue, evaluate or complete strategic and competitively significant business opportunities as a result of our inability, or our perceived inability, to obtain any required regulatory approvals in a timely manner or at all.
Even where we are able to complete an acquisition or an investment, we cannot be sure that such acquired entity, business or asset or such investment will perform in line with our assumptions or expectations or otherwise complement our business or strategy.
Future acquisitions could also divert management's time and focus from operating the existing business, and there are no guarantees that our strategic growth initiatives will yield the expected returns. In addition, integrating an acquired company, business or technology possesses significant risks and could result in unforeseen operating difficulties and expenditures including, among other things:

•	the incorporation of new technologies into our existing business infrastructure;

•	the maintenance of standards, controls, procedures and policies throughout the organization (including effective internal controls over financial reporting and disclosure controls and procedures);

•	the consolidation of our corporate or administrative functions;

•	the coordination of our sales and marketing functions to incorporate the new business or technology;

•	the potential for liabilities and claims arising out of the acquired businesses;

•	the maintenance of morale, retention and integration of key employees to support the new business or technology and management of our expansion in capacity; and

•	compliance with the regulatory regimes of newly entered jurisdictions.

In addition, a significant portion of the purchase price of companies that we may acquire may be allocated to goodwill and other intangible assets. Intangible assets are tested for impairment annually or when there is a triggering event requiring such testing; an intangible asset that is subject to amortization is periodically reviewed for impairment. Goodwill is tested for impairment on an annual basis. As of December 31, 2018, we had $74.7 million of goodwill and intangible assets. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects.
We rely on our reputation and the appeal of our brand to our customers. Any damage to our reputation and appeal could harm us and our business prospects.
The success of our strategy relies significantly on our reputation and the reputation of our senior management and the Board. In addition, on our customers and key introducers must continue to associate our brand with meeting customer needs and delivering value to those customers. Adverse publicity (whether or not justified) relating to activities by our management, employees, agents or others with whom we do business, such as customer service mishaps or noncompliance with laws, could tarnish our reputation and reduce the value of our brand. With the increase in the use of social media outlets such as Facebook, YouTube, Instagram and Twitter, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond. This unfavorable publicity could also require us to allocate significant resources to rebuild our reputation.
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
Potential reputational issues include, but are not limited to:

•
breaching or facing allegations of having breached legal and regulatory requirements (including, but not limited to, conduct requirements, money laundering, anti-terrorism financing requirements, laws against assisting in tax evasion, cybersecurity and data protection laws);

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
The Bank's credit strength ratings are an important component of its liquidity profile and competitive position. Ratings show each agency's view of our financial strength, operating performance and ability to meet debt obligations as they become due. Nationally recognized statistical rating organizations ("NRSROs") periodically review the financial performance and condition of banks and may downgrade or change the outlook on a bank's ratings due to, for example: a change in a bank's regulatory capital ratios; a change in an NRSRO's determination of the amount of capital cushion required to maintain a particular rating; an increase in the perceived risk of a bank's investment portfolio; reduced confidence in management; or other considerations that may or may not be under our control. The Bank has credit ratings from Standard & Poor's ("S&P"), Moody's Investor Service ("Moody's") and Fitch Ratings ("Fitch"). Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. The Bank's ratings as of December 31, 2018 are shown in the table below:

Ratings
	Fitch	Moody's	S&P
Long-term issuer	BBB	A3	BBB+
Short-term issuer	F2	P-2	A-2
Subordinated debt	BBB-	A3
Long-term counterparty risk assessment		A2
Short-term counterparty risk assessment		P-1
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

Negative changes in the Bank's long-term deposit ratings would also likely increase the cost of raising long-term funding in the capital markets or of borrowing funds. Even where we can access the capital markets, negative changes in our ratings could affect our share price and make any equity offerings more difficult and dilutive to current shareholders, further driving down the Bank's share price. Our ability to replace maturing or existing debt may be more difficult and expensive. In addition, our lenders and counterparties in derivative transactions are sensitive to the risk of a ratings downgrade. However, we may issue additional debt securities in the future which may increase the impact of a one-notice downgrade in credit ratings.
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
In addition, in April 2016, the Society for Worldwide Interbank Financial Telecommunication ("SWIFT") announced that one of its member banks was a target of a cyber-attack in February 2016. During 2017 and 2018, there were several instances of cyber-attacks involving access to the SWIFT platform The SWIFT platform is used by more than 10,000 financial institutions around the world, including us, to effect fund transfers. A cyber-attack on the SWIFT network can result in theft of funds and other adverse consequences, and our business, financial condition or results of operations may be adversely affected in the event that such a cyber-attack is successful.
Our operational risk management and control systems and processes are designed to help ensure that the risks associated with our activities, including those arising from cyber-attacks, breaches of information security and failure of security and physical protection, are appropriately controlled. However, these systems and processes have inherent limitations, and it is possible that we may not be able to anticipate, detect or recognize threats to our systems or data or that our preventative measures will not be effective to prevent an attack or a security breach. We also have insurance coverage that may, subject to policy terms and conditions, cover certain losses associated with cyber-attacks or information security breaches, but it may be insufficient to cover all losses from any such attack or breach. A successful cyber-attack could result in reputational harm, loss of customers, regulatory fines, civil litigation, remediation costs, increased insurance premiums and/or additional cybersecurity protection costs, any of which could materially and adversely affect our business, financial condition or results of operations.
We could fail to attract, retain or motivate highly skilled and qualified personnel, including our senior management, other key employees or members of the Board, which could adversely affect our business.
Our ability to implement our strategic plan and our future success depends on our ability to continue to attract, retain and motivate highly skilled and qualified personnel, including our senior management and other key employees and directors, competitively with our peers. The marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. The failure to attract or retain, including as a result of an untimely death or illness of key personnel, or replace a sufficient number of appropriately skilled and key personnel could place us at a significant competitive disadvantage and prevent us from successfully implementing our strategy or effectively managing our risk framework and business operations. This could impair our ability to implement our strategic plan successfully, achieve our performance targets and otherwise have an adverse effect on our business, financial condition or results of operations.
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
Our business is concentrated primarily in Bermuda and the Cayman Islands and is therefore subject to the risks associated with severe tropical storms, hurricanes and tornadoes, including downed telephone lines, flooded facilities, power outages, fuel shortages, damaged or destroyed property and equipment, and work interruptions. Although hurricanes in the Caribbean during 2017 and 2018 did not negatively impact the Bank's operations nor cause any insurable losses, such severe weather conditions and natural disasters may, in the future, negatively impact us and our clients and their ability to meet their financial obligations to us, including the repayment of loans. Such events may also result in an impairment of the value of property or other collateral used to secure the loans that we extend.
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
In addition, we are exposed to risks arising out of geopolitical events, such as trade barriers including the imposition of tariffs and other limitations on international trade and travel, exchange controls, government shutdowns and other measures taken by sovereign governments, including by the US, that can hinder economic or financial activity levels. Furthermore, unfavorable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments, could also negatively affect economic activity and have an adverse effect upon our business, financial condition or results of operations.
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
Information provided to us about clients and counterparties may not be accurate or complete.
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
During the periods reported in this annual report, we have not experienced any material losses, or had to write down collateral, as a result of fraud or misrepresentation, but we cannot be certain that the Bank will not experience any such losses or have to write down any such collateral in the future, which could have a material adverse impact on our results of operation and financial condition.
The markets in which we operate do not have systemic credit bureau reports.
Unlike the United States where the Fair Credit Reporting Act ("FCRA") is designed to help ensure that credit bureaus furnish correct and complete information when evaluating loan applications, the markets in which we operate do not have systemic credit bureau reports. Therefore, we manually review each loan and we use a formal and documented tiered credit approval process that is administered through and governed by our risk management framework. Due to limitations in the availability of information, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have made and continue to make improvements to our credit scoring systems to better assess borrowers' credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our impairment losses and allowance for credit losses may be materially adversely affected. In addition, because our credit approval process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human or information technology systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system. In addition, we have been trying to refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect all possible risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of nonperforming loans and a higher risk exposure for us, which could have a material adverse effect on us.
Volatility levels and fluctuations in foreign currency exchange rates may affect our business, financial position and results of operations.
We are exposed to foreign currency risk as a result of our holdings of foreign currency denominated assets and liabilities, investment in foreign subsidiaries, and future foreign currency denominated revenue and expense. Fluctuations in exchange rates may raise the potential for losses resulting from foreign-currency trading positions, where aggregate obligations to purchase and sell a foreign currency do not offset each other or offset each other in different time periods. In addition, Brexit has introduced volatility for the Pound Sterling, which may continue in the future. Such volatility may adversely affect our operations that employ the Pound Sterling as the functional currency and materially affect our results of operations. In addition, the discussion on trade policy in the US has caused significant volatility for the US dollar, which may continue in the future. Such volatility may have negative impacts on our business, financial position and results of operations.
We also provide foreign exchange services to our clients, including trading on behalf of clients in all major currencies and providing hedging solutions to manage foreign exchange risk. Foreign currency volatility influences the level of client activity. Changes in client activity may result in reduced foreign exchange trading income.
In addition, as a result of an order issued under the Bermuda Monetary Authority Act 1969, since 1981, one Bermuda Dollar is equivalent to one US Dollar. However, we cannot make assurances that this parity will continue. In the event that the Government of Bermuda issues an order that materially affects the Bermuda Dollar Parity Order 1981, the value of our common shares could be adversely affected. Moreover, our US Dollar deposits are used to fund mortgages in Bermuda Dollars. As the Bermuda Dollar is pegged to the US Dollar at a one-to-one ratio, we do not engage in hedging activities to counteract this currency risk. If the Bermuda Dollar ceased to be pegged to the US Dollar at this ratio, however, we could be exposed to significant currency risks.
Changes in accounting policies and practices, may be adopted by applicable regulatory agencies or other authoritative bodies, which could materially impact our financial statements.
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
Our business is subject to risks related to litigation and regulatory actions.
We are, from time to time, involved in various legal proceedings arising from our normal business activities. These claims and legal actions, including supervisory actions by our regulators or proceedings or investigations brought by other regulators, could involve large monetary claims and significant defense costs. The outcome of these cases is uncertain. Substantial legal liability or significant regulatory action against us could have material financial effects or cause significant reputational harm to us, which in turn could seriously harm our business, financial condition, results of operations and prospects. We may be exposed to substantial uninsured liabilities, which could materially affect our results of operations and financial condition.
As previously publicly announced, in November 2013, the USAO applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The purpose of these summonses was to identify US persons who may have been using our banking, trust, or other services to evade their own tax obligations in the United States. Although the Bank has been cooperating with the US authorities in their ongoing investigation, we are unable at this point to predict the timing or outcome of the investigation and it is possible that the ultimate resolution of this matter may be material to our financial results. Although we are unable to determine the amount of financial consequences, fines and/or penalties resulting from this tax compliance review, we have recorded as of December 31, 2018, a provision of $5.5 million (December 31, 2017: $5.5 million). As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision.

Regulatory and Tax-Related Risks
We operate in a complex and changing regulatory environment and legal and regulatory changes or our failure to comply with laws ad regulations could have a negative impact on our business, financial condition or results of operations.

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

Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach. This may result in conflicts with specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions. See " --Our international business model exposes us to different and possibly conflicting regulatory schemes across multiple jurisdictions."

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
mere
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

Changes and restrictions imposed by our principal regulator, the BMA, and other regulators may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital and funding as well as place restrictions on the businesses we conduct (including limiting our ability to provide products and services to certain customers), require us to amend our corporate structure or require us to alter our product or service offerings. If a regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

Effective as of January 1, 2015, the BMA adopted capital and liquidity regulatory requirements consistent with Basel III, a framework released by the Basel Committee on Banking Supervision. The finalization of the implementation is subject to ongoing consultation with the BMA regarding the implementation and interpretation of these new rules. Because the Basel III framework is relatively new and the BMA retains certain limited discretions, we cannot guarantee that we will be able to fully comply with all changing requirements. We also cannot predict what effect Bermuda's adoption of Basel III will have on our operations in other jurisdictions, some of which have not yet adopted Basel III and still operate under the Basel II framework. Furthermore, because Basel III can require capital to be held sometimes far in excess of capital required under Basel II, if other jurisdictions in which we operate move to a Basel III framework, we may not be able to meet our total capital adequacy requirements in those jurisdictions, which may lead us to move more capital into a given jurisdiction. Further, as our capital requirements remain under continuous review by the BMA, we cannot guarantee that the BMA will not seek a higher total capital ratio requirement at any time. Finally, we may be subject to heightened regulatory oversight by the BMA or other regulatory bodies in the future. For more information, see "Supervision and Regulation — Bermuda — Supervision and Monitoring by the BMA".

Our failure or inability to fully comply with the laws and regulations could lead to fines, public reprimands, reputational damage, civil liability, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, which could adversely affect our business, financial condition or results of operations. We could also be required to incur significant expenses to comply with new or revised regulations. Future developments or changes in laws, regulations, policies, voluntary codes of practice and their effects are expected to require greater capital resources and significant management attention, and may require us to modify our business strategies and plans.
The costs of complying with, or our failure to comply with, US and foreign laws related to privacy, data security and data protection, such as the EU General Data Protection Regulation, could adversely affect our financial condition, operating results and our reputation.
Regulatory authorities have increased their focus on how companies collect, process, use, store, share and transmit personal data. New privacy security laws and regulations, including the United Kingdom's Data Protection Act 2018 ("DPA") and the European Union General Data Protection Regulation 2016 ("GDPR"), pose increasingly complex and rigorous compliance challenges, which may increase our compliance costs. Any failure to comply with data privacy laws and regulations could result in significant penalties, fines, legal challenges and reputational harm.
Failure to comply with any applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business, financial condition or results of operations.
We must comply with all applicable laws and regulations, which include anti-corruption, anti-money laundering and anti-terrorist financing laws and regulations. Recently, there has been a substantial increase in the global enforcement of these laws and regulations, in particular in respect of the financial services industry. The measures and procedures we have in place may not be entirely effective in preventing third parties from using us (and our correspondent banks) as a conduit for money laundering (including illegal cash operations) or terrorist financing without our (and our correspondent banks') knowledge or consent. Although, as of the date of this report, we have not been subject to any fines or penalties, as a result of violations of anti-money laundering laws and regulations, there can be no assurances that we will not be subject to such fines, penalties or losses or harm in the future. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could be harmed and we could become subject to fines, sanctions or legal enforcement (including being added to any "blacklists" that would prohibit certain parties, potentially including US Dollar clearing banks, from engaging in transactions with us), which could have an adverse effect on our business, financial condition or results of operations.
Our international business model exposes us to various and possibly conflicting regulatory regimes across multiple jurisdictions.
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
The Financial Action Task Force (“FATF”) may identify any of the jurisdictions in which we operate as a jurisdiction which has strategic Anti-Money Laundering and/or Anti-Terrorist Financial deficiencies, which could have an adverse effect on our business.
The FATF is an international body that identifies jurisdictions with weak measures to combat money laundering and terrorist financing in public documents published three times a year. FATF and its regional bodies work with such jurisdictions governments and regulatory bodies and report on progress made in addressing identified deficiencies. Such reviews are at a country level, rather than an entity-specific level and thus, whilst the Bank can have in place globally accepted standards to fight money laundering and terrorist financing, the existing regulations in any of the jurisdictions in which we operate may not meet FATF requirements, which could adversely affect our reputation, our ability to obtain financing from the international markets and attract foreign investments.
Our business may be negatively impacted by the proposed economic substance reform in Bermuda and the Cayman Islands.
In December 2018, Bermuda passed The Economic Substance Act 2018. Also in December 2018, the Cayman Islands passed International Tax Co-operation (Economic Substance) Law. In both jurisdictions, this legislation was enacted in response to a 2017 report by the EU’s Economic and Financial Affairs Council (“ECOFIN”), which noted that Bermuda and the Cayman Islands (along with a number of other jurisdictions) had committed to address concerns relating to tax evasion and other matters relating to economic substance, by the end of the 2018. We are not able to predict whether the EU will consider Bermuda's and the Caymans Islands' passages of these pieces of legislation as having addressed its obligations, what future developments in this area may be, or the extent to which the requirements of the legislation could impact on our customer base.
Our business in Bermuda may be negatively impacted by the proposed Bermuda Tax Reform legislation.
During 2018, the Bermuda Tax Reform Commission released a report which proposed a number of new taxes, and reforms to existing taxes. None of the proposals have been legislated as yet. However, if any of the proposals or similar reforms are enacted there may be an impact on our tax compliance obligations.

We are required to obtain approval from our regulators before engaging in certain activities.

The laws, regulations, policies, voluntary codes of practice and interpretations applicable to us govern a variety of matters, including the permissible activities that we may engage in. As our principal regulator, the BMA requires that we obtain its prior consent and/or approval before engaging in certain activities, including paying dividends on our common shares, entering into material acquisitions or issuing or repurchasing our common shares, and there can be no assurance that any regulatory approvals we may require will be obtained, either in a timely manner or at all. Our regulators have the ability to compel us to, or restrict us from, taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Any restrictions on our business placed by a regulator could have a negative impact on our ability to execute on our growth strategy.

Our ability to pay dividends to non-residents of Bermuda and the transfer of our common shares to non-residents of Bermuda could be impaired by Bermuda regulations.

A large number of our shareholders are resident outside of Bermuda, and our common shares are listed on the BSX and the NYSE. Bermuda regulations impacting non-Bermuda holders of our common shares are set by the Bermuda’s Controller of Foreign Exchange whose current policy:

•
permits the conversion of Bermuda Dollars for payment of dividends in foreign currency to shareholders who are non-residents of Bermuda for exchange control purposes, provided that all payments are processed through an authorized dealer, including, for this purpose, us; and

•
permits the free transferability of equity securities of a Bermuda company for so long as such equity securities of such company are listed on an ‘‘appointed stock exchange’’ appointed by the Minister of Finance under section 2(9) of the Companies Act 1981.

However, if the Controller of Foreign Exchange were to change the foregoing policies, our ability to pay dividends in US Dollars to non-residents of Bermuda for exchange control purposes could be impaired. Furthermore each transfer of our common shares to or from non-residents of Bermuda for exchange control purposes could require specific approval by the Controller of Foreign Exchange. This could impact the liquidity of the market for our common shares, and the value of the common shares could be adversely affected.
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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2018 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be a PFIC for any particular year. If we were a PFIC in any taxable year during which a US shareholder owns our common shares and the US shareholder does not make a "mark-to-market" election, as discussed under the heading "Certain Taxation Considerations — Material US Federal Income Tax Consequences — US shareholders — Passive Foreign Investment Company Considerations," or a special "purging election," we generally would continue to be treated as a PFIC with respect to such US shareholders in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. US shareholders are urged to consult their own tax advisers with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our common shares.

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
As a public company registered in the United States, we are subject to the reporting requirements of the Exchange Act, and are required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the related rules and regulations of the SEC, as well as the rules of the NYSE. The Exchange Act requires us to file, among other things, annual reports with respect to our business and financial condition. As of January 1, 2017 we were subject to certain disclosure requirements that apply to other public companies but did not previously apply to us due to our status as an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, including compliance with the auditor attestation requirements in the assessment of our internal control over financial reporting and compliance with any requirement that may be adopted by the Public Company Accounting Oversight Board. These additional efforts may strain our resources and divert management's attention from other business concerns, which could have an adverse effect on our business, financial condition or results of operations. Failure to comply with these requirements could subject us to enforcement actions by the SEC, which could divert management's attention, damage our reputation and adversely affect our business, operating results or financial condition.
The uncertainty resulting from Brexit, as well as changes in US legislation, regulation and government policy as a result of the current US administration, could adversely impact our business, financial condition and results of operations.
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
Brexit could impair our ability to transact business in EU countries, as well as the territories and dependencies of the UK. We expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replicate or replace. If the UK were to significantly alter its regulations affecting the banking industry, we could face significant new costs, particularly as it relates to our banking operations in certain UK territories and dependencies, namely Bermuda, the Cayman Islands and Guernsey. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. The long-term financial and legal effects of Brexit will depend in part on any agreements the UK makes to retain access to EU markets following the UK's withdrawal from the EU, and there is considerable uncertainty as to when any relationship will be agreed and implemented. Without further agreement, the UK will formally leave the EU in March 2019. The political and economic instability created by Brexit has caused and may continue to cause significant volatility in the global financial market. Political and economic uncertainty has in the past led to, and the outcome of Brexit could lead to, declines in market liquidity and activity levels, volatile market conditions, a contraction of available credit, lower or negative interest rates, weaker economic growth and reduced business confidence, all of which could impact our business.

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

Purchases of our ordinary shares under our new share repurchase program may have resulted in the price of our ordinary shares being higher than the price that otherwise might have existed in the open market.
On December 6, 2018, we announced that our Board of Directors approved a new share repurchase program. Pursuant to the program, the Bank is authorized to repurchase up to 2.5 million ordinary shares of the Bank through February 29, 2020. The timing, manner, price and amount of any repurchases will be determined by the Company, in its discretion, based upon the evaluation of economic and market conditions, stock price, available cash, applicable legal and regulatory requirements and other factors, and which may include purchases pursuant to Rule 10b5-1 of the Exchange Act. The program does not require the Company to repurchase any specific number of shares and there can be no assurance that any shares will be repurchased under the program. The program may be suspended, extended, modified or discontinued by the Company at any time. These activities may have had the effect of maintaining the market price of our common stock or retarding a decline in the market price of the common stock, and, as a result, the price of our common stock may have been higher than the price that otherwise might have existed in the open market.

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
The following table sets forth for the periods indicated the reported high and low closing sale prices per common share and the average daily trading volume on each of the NYSE and the BSX. The Bank's common shares began trading on the NYSE on September 16, 2016:

Period	NYSE High (US$)	NYSE Low (US$)	NYSE Average Daily Trading Volume (Shares)	BSX High (BM$)	BSX Low (BM$)	BSX Average Daily Trading Volume (Shares)
Annual
2014	—	—	—	20.50	14.90	5,756
2015	—	—	—	21.00	16.00	2,426
2016	32.90	23.75	244,611	32.00	16.00	7,210
2017	40.80	29.81	310,526	39.50	30.20	3,714
2018	53.43	30.03	288,125	53.00	30.50	3,242
Quarterly
First Quarter 2017	34.92	29.81	294,835	34.00	30.20	3,940
Second Quarter 2017	35.45	30.58	376,686	34.00	30.62	3,144
Third Quarter 2017	36.70	31.36	259,001	36.00	31.50	4,374
Fourth Quarter 2017	40.80	34.86	311,334	39.50	34.55	3,144
First Quarter 2018	47.09	36.67	326,387	46.25	36.50	3,229
Second Quarter 2018	49.10	43.57	216,782	49.00	44.00	2,430
Third Quarter 2018	53.43	46.45	186,057	53.00	46.00	4,463
Fourth Quarter 2018	53.11	30.03	425,622	52.25	30.50	2,878
First Quarter 2019 (through Feb 25, 2019)	41.23	31.12	260,098	35.50	31.00	2,036
Monthly
August 2018	53.43	50.03	194,751	53.00	49.50	4,468
September 2018	52.61	49.51	194,979	52.15	49.50	5,740
October 2018	53.11	37.89	559,534	52.25	38.00	3,417
November 2018	42.09	38.01	282,067	42.00	38.00	4,295
December 2018	39.69	30.03	422,183	35.50	30.50	901
January 2019	36.24	31.12	232,946	35.50	31.00	1,789
February 2019 (through February 25, 2019)	41.23	34.64	295,736	35.00	34.95	3,393

DIVIDEND POLICY

Dividend Policy

It is our intention to pay a quarterly dividend of $0.44 per share, subject to the requisite approvals. There can be no assurance, however, that we will pay such dividend amount for any given period, and the declaration of dividends remains subject to the approval of our Board and the BMA.

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

Our Historical Dividends

Since 2013 we have declared and paid dividends on a quarterly basis. For the year ended December 31, 2018, we declared four quarterly dividends of $0.38 per quarter totaling $1.52 for each common share held on record as of the applicable record dates.

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

The following table sets forth dividends per share paid per common share during the periods indicated.

	Year ended December 31,
	2018	2017	2016
(in $, unless otherwise indicated)(1)
Period
First Quarter	0.38	0.32	0.10
Second Quarter	0.38	0.32	0.10
Third Quarter	0.38	0.32	0.10
Fourth Quarter	0.38	0.32	0.10
Total dividends per common share	1.52	1.28	0.40
Total dividends per common share as a percentage of earnings per share (in %)	42.8%	46.4%	33.9%
___________________

(1)	Figures reflect the reverse share split that the Bank effected on September 6, 2016.

On February 18, 2019, the Board of Directors declared a fourth interim dividend of $0.44 per common share to be paid on March 15, 2019 to shareholders of record on March 4, 2019.

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
Overview
We are a full service bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through three geographic segments: Bermuda, the Cayman Islands, and The Channel Islands and the UK. We offer banking services, comprising of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In our Bermuda and Cayman Islands segments, we offer retail banking and wealth management. In our Channel Islands and the UK segments, we offer wealth management, and specifically in the UK jurisdiction, we offer residential property lending. The Other segment includes the jurisdictions of the Bahamas, Canada, Mauritius, Singapore and Switzerland. In these jurisdictions we either provide wealth management or are service centers. These jurisdictions individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as a non-reportable operating segment.
The following table details our Net Revenue in total and by segment, as well as our total assets, total loans, total deposits, total AUA (which includes trust and custody assets under administration) and AUM for the years ended December 31, 2018, December 31, 2017 and December 31, 2016.

	For the year ended December 31
	2018	2017	2016
Net Revenue
% of Net Revenue from:
Bermuda segment	56.9%	58.4%	56.2%
Cayman Islands segment	29.0%	28.9%	30.3%
Channel Islands and the UK segment	11.2%	10.2%	11.2%
Other segment	2.9%	2.5%	2.3%

(in millions of $)
Summary Balance Sheet
Total Assets	10,773.2	10,779.2
Total Loans	4,043.9	3,776.9
Total Deposits	9,452.2	9,536.5
Assets under administration
Custody and other administration services	24,514.1	27,533.5
Trust	96,064.2	95,432.7
Assets under management
Butterfield Funds	2,058.4	2,089.7
Other assets under management	2,786.4	2,947.4

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2018
2018 Overview
In 2018, our net income increased to $195.2 million from $153.3 million in 2017, which was driven by a continued focus on prudent expansion within our core businesses and markets, diligent management of capital, expenses and risks. While net income increased by $41.9 million to $195.2 million, this increase was further augmented by certain items which management believes are not representative of our financial results, or "non-core". Excluding these items, Core Net Income improved by $38.2 million to $197.0 million, building on our strong capital position with Total and Tier 1 capital ratios of 22.4% and 19.6%, respectively. To enhance common shareholder returns, the Board declared a fourth interim dividend of $0.44 per common share on February 18, 2019. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory approval. See "Dividend Policy" and "Risk Factors – Risks Relating to the Common Shares — Holders of our common shares may not receive dividends" elsewhere in this report for further details.

The quality of our assets remained strong as total assets decreased marginally by $6.1 million to $10.8 billion, driven by an increase in loans outstanding, which increased by $0.3 billion to $4.0 billion as a result of new residential mortgage lending in our UK jurisdiction. Deposits decreased $84.2 million to $9.5 billion, primarily a result of several large customers withdrawing deposits during the year. Investments decreased by $0.5 billion to $4.3 billion to help fund lending opportunities. However, held-to maturity investments increased by $0.7 billion to $2.1 billion as investment duration extended. Overall liquidity remained very strong, as measured by cash due from banks, securities purchased under agreement to resell, short-term investments and investments in securities as a percentage of total assets, ended the year at 59.3% compared to 61.9% in the prior year.
Our shareholders’ equity increased by $59.5 million to $882.3 million, which was a result of the strong return on equity driven by net income net of dividends paid out during the year, which was offset by mark-to-market movements in the value of our fixed income investments, which decreased as interest rates rose during the year.
Key contributors to our 2018 results were as follows:

•
Profitability:  Net income increased $41.9 million, or 27.4%, to $195.2 million, which was largely attributable to increases in non-interest and net interest income. After eliminating items which management believes are not representative of our financial results, or "non-core", our Core Net Income increased $38.2 million to $197.0 million. Increases in non-interest income were driven largely by additional revenues earned from trust fees as a result of the recent acquisition of Deutsche Bank's GTS business. Increases in net interest income were largely a result of continued increased yields on loans as a result of base rate increases in certain jurisdictions and increased yields on investments resulting from a rising interest rate environment.

The significant non-core items excluded from Core Net Income are as follows: due diligence and other legal costs relating to the agreement to acquire Deutsche Bank’s GTS business and Deutsche Bank's Channel Islands and Cayman Islands banking businesses, a loss recorded due to a non-core settlement loss on the de-risking of a legacy defined benefit pension plan; and tax compliance review costs, which were partially offset by a gain on liquidation of a legacy structured investment vehicle.

•
Net interest margin:  NIM increased by 52 basis points to 325 basis points compared to 273 basis points in 2017, and the cost of funding increased by 7 basis point to 18 basis points. The primary driver of the increase in NIM was an increase in loan yields by 37 basis points to 547 basis points as a result of base rate increases in certain jurisdictions during the year. The investment portfolio augmented the increase, with yields increasing by 49 basis points to 271 basis points due to an average increase in the long-term yield of US Treasury debt over the year, which was reflected in our portfolio due to the high proportion of our portfolio in adjustable-rate securities as well as purchases of longer duration, higher yielding securities into our held-to-maturity ("HTM") portfolio.

•
Expenses:  Total non-interest expenses increased $21.0 million to $321.3 million in 2018 due largely to the increased salaries and other employee benefits resulting from an increased headcount from the two acquisitions and increased discretionary compensation, in conjunction with increased professional fees associated with the two acquisitions, increased costs supporting our cyber risk protection program, which include staffing and other professional fees and other regulatory compliance costs. These items were augmented by expense items discussed above that management does not believe are representative of our ongoing operations. After removing the effect of these items, core non-interest expenses increased by $27.6 million, from $292.2 million in 2017, to $319.8 million in 2018. The core efficiency ratio decreased from 64.3% in 2017 to 61.5% in 2018, reflecting the rate of core non-interest expense relative to the relative increase in revenue.

•
Deposits:  Customer deposits decreased by $105.6 million as of December 31, 2018 due to several large corporate clients withdrawing their deposits during the year, partially offset by organic growth and growth from the acquisition of Deutsche Bank's banking and custody business in the Cayman and Channel Islands, while interest bearing deposit costs increased by 9 basis points to 24 basis points in 2018 and 2017. Taken together with non-interest bearing deposits totaling $2.1 billion on December 31, 2018, the average cost of deposits for the year increased by 7 basis point to 18 basis points.

•
Loan quality:  As of December 31, 2018, we had gross non-accrual loans of $48.7 million representing 1.2% of total gross loans, relatively flat from the $43.9 million, or 1.2%, of total loans at year-end 2017. Net non-accrual loans were $33.8 million, equivalent to 0.8% of net loans, after specific provisions of $14.9 million, reflecting an increase in the specific provision coverage ratio of 30.6%, down from 31.1% on December 31, 2017.

2017 Overview
In 2017, our net income increased to $153.3 million from $115.9 million in 2016, which was driven by a continued focus on prudent expansion within our core businesses and markets, diligent management of capital, expenses and risks. While net income increased by $37.3 million to $153.3 million, this increase was further augmented by certain items which management believes are not representative of our financial results, or "non-core". Excluding these items, Core Net Income improved by $20.3 million to $158.9 million, building on our strong capital position with Total and Tier 1 capital ratios of 19.9% and 18.2%, respectively.

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

The significant non-core items excluded from Core Net Income are as follows: costs associated with the successful first follow-on equity offering, principally comprised of professional fees; contract negotiation, due diligence and other legal costs relating to the agreement to acquire Deutsche Bank’s GTS business, excluding its US operations; restructuring charges related to the orderly wind-down of the deposit taking and investment management business of our UK segment; compensation costs relating to redundancies and early retirement packages; and tax compliance review costs, which were partially offset by liquidation settlements received from a structured investment vehicle.

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

Financial Summary

Summary Balance Sheet	As at December 31,
(in millions of $, except per share data)	2018	2017	Dollar change	Percent change
Cash due from banks	2,053.9	1,535.1	518.8	33.8%
Securities purchased under agreement to resell	27.3	178.8	(151.5)	(84.7)%
Short-term investments	52.3	250.0	(197.7)	(79.1)%
Investment in securities	4,255.4	4,706.2	(450.8)	(9.6)%
Loans, net of allowance for credit losses	4,043.9	3,776.9	267.0	7.1%
Premises, equipment and computer software	158.1	164.8	(6.7)	(4.1)%
Goodwill and intangible assets	74.7	60.6	14.1	23.3%
Total assets	10,773.2	10,779.2	(6.0)	(0.1)%
Total deposits	9,452.2	9,536.5	(84.3)	(0.9)%
Long-term debt	143.3	117.0	26.3	22.5%
Shareholders' equity
Common and contingent value convertible preference shareholders' equity	882.3	822.9	59.4	7.2%

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $, except per share data)	2018	2017	2016	2017 to 2018	2016 to 2017	2017 to 2018	2016 to 2017
Interest income
Loans	218.5	187.0	188.0	31.5	(1.0)	16.8%	(0.5)%
Investments	124.3	101.4	77.2	22.9	24.2	22.6%	31.3%
Deposits with banks	24.8	17.2	9.8	7.6	7.4	44.2%	75.5%
Interest expense	(24.6)	(15.9)	(16.4)	(8.7)	0.5	54.7%	(3.0)%
Net interest income before provision for credit losses	343.0	289.7	258.5	53.4	31.2	18.4%	12.1%
Non-interest income	168.7	157.8	147.5	11.0	10.3	7.0%	7.0%
Net revenue	511.7	447.6	406.0	64.1	41.6	14.4%	10.2%
Provision for credit losses	7.0	5.8	(4.4)	1.2	10.2	20.7%	(231.8)%
Salaries and other employee benefits	(159.8)	(145.1)	(140.2)	(14.7)	(4.9)	10.1%	3.5%
Other non-interest expenses (including income taxes)	(162.8)	(156.3)	(146.4)	(6.5)	(9.9)	4.2%	6.8%
Net income before other gains (losses)	196.0	152.0	114.9	44.0	37.1	28.9%	32.3%
Total other gains (losses)	(0.9)	1.3	1.0	(2.2)	0.3	(169.2)%	30.0%
Net income	195.2	153.3	115.9	41.9	37.4	27.3%	32.3%
Non-core items	1.8	5.6	22.7	(3.8)	(17.1)	(67.9)%	(75.3)%
Core net income (Non-GAAP)	197.0	158.9	138.6	38.1	20.3	24.0%	14.6%
Dividends and guarantee fee of preference shares	—	—	(57.6)	—	57.6	—%	(100.0)%
Core earnings to common shareholders (Non-GAAP)	197.0	158.9	81.1	38.1	77.8	24.0%	95.9%
Common dividends paid	(83.7)	(69.7)	(19.3)	(14.0)	(50.4)	20.1%	261.1%

The following charts show the trajectory of our performance from 2014 to 2018:

GAAP Net Income to Common ($ in millions)	GAAP Earnings per Common Share Fully Diluted

Core Net Income to Common ($ in millions)[1]	Core Earnings per Common Share Fully Diluted[2]

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

Our return on equity for 2018 of 23.1% and our Core ROATCE1 for 2018 of 25.6% were driven by a number of factors, including: significant fee income with historically low capital requirements, low cost deposits, a high yielding loan portfolio, a conservative capital efficient securities portfolio, and our operations in corporate income tax neutral jurisdictions. As a result, our business generated core net income in 2018 well in excess of that needed to execute our organic balance sheet growth strategy.

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

The following chart shows customer deposit trends for 2014 to 2018:

Deposit Balance and Funding Costs ($ in billions)

Historically, the markets in which we operate generate fewer loans than deposits, which has led us to take a conservative approach to managing our balance sheet. We accomplish this by maintaining a large cash balance and investing in high quality and liquid securities. The following chart illustrates our asset composition as of December 31, 2018:

Balance Sheet Composition - Total Assets ($ in billions)

As of December 31, 2018, 19% of our balance sheet was cash and cash equivalents, which included cash and demand deposits with banks, unrestricted term deposits, certificates of deposits, and treasury bills with a maturity less than three months.

In addition to maintaining a large cash and cash equivalents balance, we also have a large and conservative securities investment portfolio. We have a disciplined investment portfolio selection process and invest in highly rated securities. We also seek to ensure that our portfolio remains liquid across market cycles: 90.5% of our portfolio was invested in US government treasuries and mortgage-backed securities issued by US governmental agencies. Our investment strategy as of December 31, 2018, aims to align the behavioral interest rate risk profile of our assets and liabilities — as of December 31, 2018, the average duration of our AFS investment portfolio was 3.1 years, the average duration of our HTM investment portfolio was 4.9 years, and the average duration of our total investment portfolio was 4.0 years. As of December 31, 2018, the total carrying value of our AFS investment portfolio was $2.2 billion, and the total carrying value of our HTM investment portfolio was $2.1 billion.

The following charts show the composition of our investment portfolio by rating and asset type as of December 31, 2018:

Investment Portfolio - Rating	Investment Portfolio - Asset Type

The combination of our significant cash and securities portfolios helps drive our capital efficient balance sheet, with risk-weighted assets equal to 40.1% of our total assets and a Basel III total capital ratio of 22.4%, each as of December 31, 2018.

Our loan underwriting process requires that we complete a full credit assessment of every customer prior to committing to a loan, which we believe has resulted in a high quality loan portfolio. Our lending markets do not have secondary markets for loans and as such we hold all of our originated loans on our balance sheet. In 2017 and 2018, net charge-offs represented 0.1% and 0.1%, respectively, of average loans. As of December 31, 2018, our non-accrual loan balance was $48.7 million, or 1.2% of total loans, and 1.9% of our loans past due were full recourse residential mortgages. As of December 31, 2018, our loan portfolio consisted of 84% floating-rate loans and 16% fixed-rate loans.

The following chart shows the segment composition of our loan portfolio as of December 31, 2018:

Loan Portfolio Composition by Origination - Geography

Our loan portfolio has exhibited stability over time. The following chart shows loan portfolio trends for 2014 to 2018:

Loan Balance and Yield ($ in billions)

$4.1
$4.0
$3.6
$3.8
$4.0
6%
3%
11%
18%
4.71%
62%
5%
6%
9%
17%
4.63%
63%
5%
3%
10%
17%
4.78%
65%
5%
4%
10%
16%
5.10%
65%
4%
3%
13%
14%
5.47%
65%
2014
2015
2016
2017
2018
Residential
Commercial Real Estate
Other Commercial
Government
Consumer
Loan Yield

The domestic lending markets in Bermuda and the Cayman Islands have a limited number of participants and significant barriers to entry. 65.4% of our loan balances were residential mortgages as of December 31, 2018. These loans are attractive for a number of reasons. Our mortgages have exhibited predictable cash flows, with historically negligible refinancing activity due to high costs to refinance in Bermuda and the Cayman Islands. Additionally, our mortgages have historically benefited from a manual underwriting process, low LTVs (73% of residential loans below 70% LTV as of December 31, 2017), and a full recourse system in Bermuda and the Cayman Islands.

We have also generated balanced sources of non-interest income from a well-diversified customer base. For the five-year period ended December 31, 2018, our non-interest income is evenly split between banking which consists of banking and foreign exchange revenue, and wealth management, which consists of trust, asset management, and custody and other administration services. The wealth management non-interest income stream is not directly correlated with the performance of our banking business. For example, the typical trust we manage generates a relatively constant fee stream on an annual basis throughout its life. In addition, because fee revenue in our wealth management business lines is driven primarily by the size and complexity of our clients’ assets and holdings, which are generally diversified across multiple geographies, the performance of these businesses is not typically linked to the performance of the domestic economies of our local markets. Non-interest income represented 32.5% of our total Net Revenue in 2018, and contributed materially to the Company’s high Core ROATCE and excess capital generation as limited capital is required for our fee income business.

The following chart show our various sources of non-interest income for the year ended December 31, 2018:

Non-Interest Income[1]
2018 Non-Interest Income: $168.7 million / 32.5% of Net Revenue

_____________
(1) Foreign exchange revenue represents income generated from client-driven transactions in the normal course of business. We do not engage in proprietary trading.

Growth Opportunities

We expect that, all else being equal, a rising rate environment would increase our net interest income before provision for credit losses because an increase in our cost of deposits would lag an increase in yield of our securities and loans. In addition, a significant portion of our deposits are non-interest bearing (22% as of December 31, 2018), and as a result, a portion of our funding is only partially sensitive to rising rates. Our non-interest bearing deposit balances have historically exhibited low correlation with interest rates, a behavior that we attribute in part to a sizeable client base that utilizes our bank for custody and clearing services as well as cash management purposes. Potential changes to our net interest income in hypothetical rising and declining rate scenarios, measured over a 12-month period, are presented in the chart below (these projections assume parallel shifts of the yield curves occurring immediately and no changes in other potential variables):

Net Interest Income Sensitivity

A down 100 basis points interest rate shock shows a reduction in projected 12-month net interest income of 8.2% from the flat scenario. The loss of income is driven by lower loan and investment yields, which more than offset reduced rates paid on deposits. Mitigating against the loss of income is the potential to charge negative interest rates on deposits (which we currently do in limited instances) and certain loans that have rate floors.

In addition, we are well-positioned as an acquirer of certain businesses, in private trust and banking. Our acquisition strategy seeks to capitalize on opportunities created by international financial institutions that have faced operating issues requiring them to simplify their businesses. We consider a wide range of potential acquisition opportunities, and we have a well-defined, disciplined approach to identifying potential acquisition targets across numerous criteria including: geography, business alignment, size, timing, quality, buyer universe and financial hurdles. Our focus has been on the private trust business and banking where we have expertise, scale and a strong brand.

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

In October 2017, we entered into an agreement to acquire Deutsche Bank’s Global Trust Solutions (“GTS”) business, excluding its US operations. This transaction added the ongoing management and administration of the GTS portfolio, comprising approximately 1,000 trust structures for approximately 900 private clients in Guernsey, Switzerland, the Cayman Islands and Singapore.

In February 2018, we entered into an agreement to acquire Deutsche Bank’s banking and custody business in the Cayman Islands, Jersey and Guernsey, which provides services primarily to financial intermediaries and corporate clients. As part of the deal, we also purchased a service company in Mauritius to provide operations and support services to the Cayman and Channel Islands banking and custody businesses.

Our relationship-driven business model and international corporate clientele have allowed us to develop a sticky deposit base with historically low funding costs. We believe our customers’ deposit activity has historically been relatively inelastic to deposit pricing given the nature of corporate activity and competition in retail deposit taking in our segments. From 2014 to 2018, customer deposits have grown at a compound annual growth rate (‘‘CAGR’’) of approximately 3% in Bermuda and 5% in the Cayman Islands, taking into account the HSBC Cayman acquisition in November 2014 that added $0.5 billion of new deposits, and the April 2016 acquisition of HSBC’s Bermuda trust business and private banking investment management operations that added $1.6 billion of new deposits. As of December 31, 2018, we had $9.5 billion in deposits at a cost of
0.18%, of which 22% were non-interest bearing demand deposits, 57% were interest bearing demand deposits with a weighted-average cost of 0.02%, and 21% were term deposits with a weighted-average cost of 0.77% and an average maturity of 112 days. We believe the market conditions in Bermuda and the Cayman Islands will allow us to continue to benefit from favorable deposit pricing.
Consolidated Results of Operations and Discussion for Fiscal Years Ended December 31, 2018, 2017 and 2016
Net Revenue
2018 vs. 2017
Total net revenue before provision for credit losses and other gains and losses for 2018 was $511.7 million, up $64.1 million, or 14.3%, from 2017. Net interest income before provision for credit losses increased from $289.7 million in 2017 to $343.0 million in 2018, an improvement of $53.2 million, or 18.4%. The increase in net interest income was driven primarily by an increase in both the average volume of loans outstanding and the yield on loans, which drove a $31.5 million increase to $218.5 million. The average volume of loans outstanding increased by $330.0 million principally as a result of new residential mortgages underwritten in our UK jurisdiction. Yields on loans increased by 37 basis points yield due to base rate increases across all jurisdictions during the year. Further augmenting this was an increase in interest income on investments due to a 49 basis point increase in yield in reaction to increases in short-term US Treasury rates, which drove an increase in interest income on investments by $22.8 million. The total cost of deposits increased by 7 basis points to 18 basis points. In addition, non-interest income was up $10.9 million, or 6.9%, principally attributable to increased trust revenues as a result of the Deutsche Bank GTS acquisition, as well as increases in banking fees due to transaction volume on credit cards.
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

The following table presents the components of net interest income for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018			2017			2016
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short-term investments	1,977.3	24.8	1.26%	2,372.7	17.2	0.72%	2,655.3	9.8	0.37%
Investment in securities	4,578.9	124.3	2.71%	4,573.9	101.4	2.22%	3,940.6	77.2	1.95%
Loans	3,995.8	218.5	5.47%	3,665.8	187.0	5.10%	3,921.1	188.0	4.78%
Interest earning assets	10,552.0	367.6	3.48%	10,612.4	305.6	2.88%	10,517.0	275.0	2.61%
Other assets	350.7		—	346.0		—	343.4	—	—
Total assets	10,902.7	367.6	3.37%	10,958.4	305.6	2.79%	10,860.4	275.0	2.53%
Liabilities
Deposits	7,375.8	(17.6)	(0.24)%	7,445.0	(10.9)	(0.15)%	7,733.8	(11.8)	(0.15)%
Securities sold under agreement to repurchase	1.6	—	(2.11)%	—	—	—%	16.0	(0.1)	(0.73)%
Long-term debt	133.4	(6.9)	(5.21)%	117.0	(5.0)	(4.24)%	117.0	(4.5)	(3.84)%
Interest bearing liabilities	7,510.8	(24.6)	(0.33)%	7,562.0	(15.9)	(0.21)%	7,866.8	(16.4)	(0.21)%
Non-interest bearing current accounts	2,231.8			2,393.1			2,042.5
Other liabilities	281.0			254.4			123.7
Total liabilities	10,023.7	(24.6)	(0.25)%	10,209.6	(15.9)	(0.16)%	10,033.0	(16.4)	(0.16)%
Shareholders' equity	879.0			748.9			827.4
Total liabilities and shareholders' equity	10,902.7			10,958.4			10,860.4
Non-interest bearing funds net of non-interest earning assets (free balance)	3,041.1			3,050.3			2,650.2
Net interest margin		343.0	3.25%		289.7	2.73%		258.6	2.45%
2018 vs. 2017
Net interest income before provision for credit losses of $343.0 million in 2018 represented an increase of $53.2 million (or 18.4%) over our net interest income before provision for credit losses in 2017. Net interest income is generated largely by our Bermuda and Cayman segments, which accounted for 89.9% of total net interest income in 2018. Interest income increased by $62.0 million in 2018, which was driven by increased loan portfolio balances and yields, increased yields on the investment portfolio partially offset by a slight increase in the cost of deposits, all of which were attributable to a rising rate environment.
Loan interest income was higher in 2018 by $31.5 million due primarily to a $330.0 million increase in average balances, as well as a 37 basis point increase in yield. The increase in average balances was largely due to an increase in residential mortgages underwritten in our UK jurisdiction, while the increase in yield was due to the Bermuda and the Cayman base rate increases during the year in reaction to the US Federal Reserve target rate increases, as well as the Channel Islands and the UK base rate increase in reaction to the Bank of England target rate increase. The majority of the loan portfolio is on a floating rate basis, and utilizes US Federal Reserve rates as a repricing reference point. Therefore, movements in the US Federal Reserve rates can impact loan interest income if management elects to change base rates. During 2018, there were four increases in the US Federal Reserve target rate.
Investment interest income increased by $22.8 million, driven by an increase of $5.0 million in average investment balances, which benefited from a 49 basis point rise in yield. The improved yield resulted from increases in our floating rate portfolio in reaction to the US Federal Reserve target rate increases during the year, as well as a additions to higher yielding investments in the held-to-maturity portfolio of $684.2 million. The overall duration of the portfolio at year-end was 4.0 years, an increase of 0.9 from 2017.
Interest bearing liability costs increased to 33 basis points, which resulted in an increase in interest expense by $8.7 million, attributable to an increase in the deposit rates paid, principally on term deposits.
Average free balances for 2018 were $3.0 billion (2017: $3.1 billion), including non-interest bearing current accounts of $2.2 billion (2017: $2.4 billion), shareholders' equity of $879.0 million (2017: $748.9 million), net of other assets and other liabilities totaling $69.7 million (2017: $91.6 million). See "Risk Management" for more information on how interest rate risk is managed.
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
Provision for Credit Losses
2018 vs. 2017
Our net provision for credit losses in 2018 was a release of $7.0 million compared to a release of $5.8 million in 2017, an increase in the release by $1.2 million. Provision releases were primarily a result of $11.9 million of releases from general reserves, due principally to qualitative factor revisions for commercial and residential real estate lending as a result of evidence of improving credit markets in our key jurisdictions. Partially offsetting this was $5.0 million of incremental specific provisions, relating principally to commercial loans and residential mortgages. In comparison, in 2017, we had a net release out of provisions of $5.8 million due principally to qualitative factor revisions for commercial and residential real estate lending as a result of evidence of improving credit markets in our key jurisdictions, which was partially offset by certain incremental provisions relating to specific reserves, relating principally to commercial loans and residential mortgages. Recoveries on consumer and residential mortgages were 95% of 2018 recoveries and 92% of 2017 recoveries. The decrease in provision expenses relate primarily to a reduction in Bermuda residential credit losses, demonstrating the stability of our domestic credit markets. Group non-accrual loans increased $4.8 million to $48.7 million in 2018, principally as a result of a Barbados sovereign loan changing to non-accrual during the year.
2017 vs 2016
Our net provision for credit losses in 2017 was a release of $5.8 million compared to an expense of $4.4 million in 2016, a decrease of $10.2 million. Provision releases were primarily a result of $10.7 million of releases from general reserves, due principally to qualitative factor revisions for commercial and residential real estate lending as a result of evidence of improving credit markets in our key jurisdictions. Partially offsetting this was $5.5 million of incremental provisions relating to specific reserves, relating principally to commercial loans and residential mortgages. In comparison, in 2016, we required incremental provisions of $5.8 million principally for general reserves pertaining to commercial real estate, partially offset by recoveries of $1.4 million. Recoveries on consumer and residential mortgages were 92% of 2017 recoveries and 93% of 2016 recoveries. The decrease in provision expenses relate primarily to a reduction in Bermuda residential credit losses, demonstrating the stability of our domestic credit markets. This is further evidenced by a reduction in group non-accrual loans, which decreased $4.6 million to $43.9 million in 2017.

Market Environment
Our business is affected by international, regional and local economic conditions, as well as, the perception of future economic prospects. The significant macro-economic factors that impact our business include the US and global economic landscapes, unemployment rates, the housing markets and interest rates. In 2018 the global expansion weakened, to an estimated 3.7%. Weaker performances in Europe and Asia, versus a strong US market, created uneven growth across geographic regions. In the US, the Federal Reserve increased its target rate range four times in 2018. Meanwhile, the European Central Bank ("ECB") ended its asset purchase program in December.
During 2018 in the US, there was continued resilience in the business cycle. Job creation was maintained with low unemployment rates and rising wages. Tax relief and the resurgence in energy exploration in tandem with consumer spending increased capital expenditures to drive the growth rate to the 3% mark for the year. The tax stimulus does not appear to have resulted in inflation. Equities had a turbulent end to the year with markets worried about an end to the long bull market and the impact of rising global tariffs. The yield curve has flattened again towards the end of the year, with the Federal Reserve pushing short-term rates closer to long-term Treasury yields. While the Bank does not have operations in the US, economic trends in the US, particularly as they pertain to the interest rate environment, do affect the Bank through our liquid asset portfolios and utilization of certain US base rates as reference rates in our lending portfolio.
In Bermuda, we continued to face mixed economic conditions during 2018, owing to a slowdown in private consumption. This despite a resurgence in tourist arrivals and tourism related activity mainly related to stronger growth in the US. The latest economic indicators from the first quarter show a 2017 to 2018 decrease in GDP growth to -0.4% in constant price terms, relative to an increase of 1.6% in the prior year. The contraction in private consumption demand is reflective of a slow recovery in the labor market and lower household incomes as a result of slower retail sales. Comparisons with 2017 must take into account the economic stimulus provided in 2017 by Bermuda’s hosting of the America’s cup international sailing event. The 2017 America's Cup saw approximately 10,300 international air arrivals whose stated purpose of travel was for the America's Cup, which led to an approximately $194.3 million in incremental on-island spending. Preparations for this event also helped to drive several new hotels under construction and related infrastructure projects. The Bermuda economy continues to face medium-term challenges from high unemployment, significant government debt and related debt service charges. See "Risk Factors - Risks Relating to Financial Conditions, Market Environment and General Economic Trends - Adverse economic and market conditions, in particular in Bermuda and the Cayman Islands, have in the past resulted in and could in the future result in lower revenue, lower asset quality, increased provisions and lower earnings". Overcoming these challenges, as well as continuing to attract foreign capital, is a key focus of the Bermuda Government. Sustainable growth for the Bermudian economy will be driven largely by successful management of these three issues.
Following the 2008 financial crisis, the Bermuda economy experienced consecutive years of GDP declines. In addition, the impact of the crisis on employment, population levels and real estate values was negative for several years thereafter. Since 2015, GDP growth has been more robust, averaging greater than 3%. Real estate and rents have also recovered over this period. International business activity declined from 2009 to 2011, with modest annual growth from 2012 onwards. The real estate and international business components represent over 40% of Bermuda’s GDP and therefore provide insight into both the overall health of the Bermuda economy and the longer-term recovery. The table below shows the extent to which the real estate market and overall economy has recovered, stabilized, and begun to show growth.

	2017	2016	2015	2014	2013
Bermuda GDP (in millions)	6,269	6,127	5,928	5,700	5,670
% change from prior year	2.9%	3.4%	4%	0.5%	1.5%
Selected GDP Components:
Real estate and renting GDP (in millions)	1,006	1,002	983	963	948
% change from prior year	3.8%	1.9%	2.1%	1.6%	(0.6)%
International business GDP (in millions)	1,673	1,675	1,659	1,575	1,570
% change from prior year	—%	1.0%	5.3%	0.3%	7.9%
Source: Government of Bermuda, Department of Statistics, Annual Publication, Gross Domestic Product at current market prices, Table 4
The Government of Bermuda, Department of Statistics, Quarterly GDP at current prices for 2018 are shown below to provide further insight into current GDP trends. Note that the Q2, Q3 nor Q4 figures for 2018 are not available as of the date of this report.
The Cayman Islands projected real GDP growth in 2018 of 3.0%, which is up from 2.9% in the previous year. Growth was driven by strong tourism numbers and construction services demand, with financial services, the largest contributor to GDP growing more modestly. The island saw significantly increased tourist arrivals in both air and cruise passengers in 2018 as tourism offerings remained offline in parts of the eastern Caribbean following two devastating hurricanes in 2017. A portion of this growth is expected to abate in the future as eastern Caribbean tourist destinations come back on line. The Owen Roberts International Airport redevelopment and expansion project is substantially complete, with estimated full completion by mid-2019. This will provide a better overall travel experience for tourists, business visitors and residents alike. While several significant infrastructure projects have been deferred, the Cayman Islands Government continues to record growing surpluses and overall external debt reduction. The most recent consumer price index data estimates inflation increased by 2.7% for 2018 driven by rising crude oil prices in the international market and increased demand in the US, a major source market of the Cayman Islands. An increasing local population has also led to a higher demand for goods and services causing additional inflationary pressure. Commercial credit reported increased activity led by financial corporations, primary production and trade and commerce, while credits to households reported increases in domestic property, vehicle, education and technology loans, which plays to our strength in the Cayman Islands and is reflected in the growth of our domestic residential mortgage book.
Meanwhile, the United Kingdom’s (“UK”) quarterly economic growth was confirmed at 0.6% in the three months to September 2018, the strongest expansion since the last quarter of 2016 and following a 0.4% advance in the previous period. Household spending and exports were the main drivers of growth while business investment has fallen for three consecutive quarters. This has not occurred since the global financial crisis, in part due to Brexit-related economic and political uncertainty. There continues to be political uncertainty around the UK’s planned exit from the European Union due to take place on March 29 2019. Our operations in the Channel Islands and the UK use the Pound Sterling as their functional currency, and are closely linked to economic trends in both the UK and the Eurozone due to the close relationships between the UK and Europe. See "Risk Factors - Regulatory and Tax-Related Risks - The uncertainty resulting from Brexit as well as changes in US regulation and government policy as a result of the current US administration, could adversely impact our business, financial condition and results of operation".
Against this backdrop, our banking businesses in the Channel Islands and the UK benefited from strong loan demand. Our loan offering has proven competitive in the UK market as our competitors have reduced their commitment in the Prime Central London property market.
We continue to maintain a cautious stance with a liquid balance sheet, a conservative investment portfolio, and no reliance on wholesale funding. Total liquid cash and investments, excluding held-to-maturity investments, made up 59.3% of our balance sheet at December 31, 2018, which is down slightly from 61.9% at December 31, 2017.
Other Gains (Losses)
The following table represents the components of other gains (losses) for the years ended December 31, 2018, 2017 and 2016:

	For the year ended December 31,			Dollar Change		Percent Change
(in thousands of $)	2018	2017	2016	2017 to 2018	2016 to 2017	2017 to 2018	2016 to 2017
Net trading gains (losses)	(329)	511	715	(840)	(204)	(164.4)%	(28.5)%
Net realized gains (losses) on available-for-sale investments	1,100	4,186	1,546	(3,086)	2,640	(73.7)%	170.8%
Net realized / unrealized gains (losses) on other real estate owned	(322)	(2,383)	(440)	2,061	(1,943)	(86.5)%	441.6%
Net other gains (losses)	(1,304)	(1,045)	(807)	(259)	(238)	24.8%	29.5%
Other gains (losses)	(855)	1,269	1,014	(2,124)	255	(167.4)%	25.1%
Net Trading Gains
A $0.3 million loss was recorded with respect to trading securities in 2018 compared to net trading gains of $0.5 million in 2017 and net trading losses of $0.7 million in 2016. The trading losses in 2018 reflected trading losses on certain mutual funds. The trading gains in 2017 reflected pricing movements on certain mutual funds. The gains in 2016 were as a result of a determination made in 2015 that certain securities classified as AFS for our operations in Guernsey and the UK should be classified as trading securities. These securities were sold by the second quarter of 2016 in both jurisdictions. The net change in unrealized gains (losses) on these securities was $0.1 million of net gains in 2016, which are classified as non-core. The increase was due primarily to movements in long-term US treasury rates prior to the liquidation date.
Net Realized Gains (Losses) on Available-For-Sale Investments
Net realized gains of $1.1 million were recorded in 2018 and $4.2 million in 2017 as a result of the sale of certain investments from our US government and federal agency portfolio where the proceeds were used to either re-acquire US government and federal agency available-for-sale securities or acquire long-term held-to-maturity investments, or liquidation proceeds from a former investment as detailed below.
Included in this amount in 2016 was a $0.6 million net realized gain on the receipt of liquidation proceeds from our former investment in the Avenir Pass-through Note, which was formerly a structured investment vehicle. In 2017 and 2018, we received a further $2.6 million and $1.2 million, respectively, in liquidation proceeds from this same investment. Management considers these gains in 2016, 2017 and 2018 to be non-core.
Net Realized/Unrealized Gains (Losses) on Other Real Estate Owned
Valuation adjustments and realized gains and losses related to real estate held for sale were losses of $0.3 million in 2018 compared to gains of $2.4 million in 2017 and $0.4 million in 2016, attributable largely to the revaluation of several properties in Bermuda in 2018. In 2017, theses gains were attributable largely to the revaluation of two properties in Bermuda. In 2016, these gains were attributable to the sale of certain properties in Bermuda and Cayman in triggering a small loss.

Impairment of Fixed Assets
We conduct annual property impairment assessments on our properties held for sale and rent, as well as other fixed assets, which resulted in no write downs in 2018 or 2017.
Net Other Gains (Losses)
Net other losses were $1.3 million in 2018 compared to net other gains of $1.0 million in 2017 and $0.8 million in 2016. The losses in 2018 are principally the result of a non-core defined pension plan settlement loss incurred in in the UK. Included in the 2017 results is a write-off of a fees receivable balance partially offset by repricing gains on certain private equity investments. Included in the 2017 and 2016 results is the non-core realized losses relating to a revision to the contingent consideration in the Legis acquisition from 2014 due to positive results during the pre-determined earn-out period which revised the estimated payments, offset by non-core realized gains relating to the contingent consideration in the HSBC Bermuda acquisition due to slightly lower referred business than the initial estimate.
Non-Interest Income
Non-interest income is a function of a number of factors including the composition, complexity and value of client assets under management and administration, the volume and nature of clients' transaction activities, and the types of products and services our clients' use. Our fee structure provides for varied pricing that depends primarily on the size of the relationship and the nature of services provided. As a result, it is not always possible to draw a direct relationship between the value of client assets and the level of non-interest income, though the trend of non-interest income generally follows the trend in client asset levels.
Total non-interest income increased from $157.8 million in 2017 to $168.7 million in 2018. Non-interest income as a percentage of total net revenue decreased slightly from 34.8% in 2017 to 32.5% in 2018 due to a higher relative increase in net interest income.
Total non-interest income increased from $147.5 million in 2016 to $157.8 million in 2017. Non-interest income as a percentage of total net revenue decreased slightly from 36.7% in 2016 to 34.8% in 2017.
The following table presents the components of non-interest income for the years ended December 31, 2018, 2017 and 2016:

	For the year ended December 31,			Dollar change		Percent change
(in thousands of $)	2018	2017	2016	2017 to 2018	2016 to 2017	2017 to 2018	2016 to 2017
Asset management	25,603	24,711	21,106	892	3,605	3.6%	17.1%
Banking	45,010	43,772	39,342	1,238	4,430	2.8%	11.3%
Foreign exchange revenue	32,895	32,222	30,606	673	1,616	2.1%	5.3%
Trust	51,004	44,936	44,060	6,068	876	13.5%	2.0%
Custody and other administration services	9,262	8,149	8,883	1,113	(734)	13.7%	(8.3)%
Other non-interest income	4,912	4,035	3,476	877	559	21.7%	16.1%
Total non-interest income	168,686	157,825	147,473	10,861	10,352	6.9%	7.0%
Asset Management
Asset management revenues are generally based on the market value of assets managed and the volume of transactions and fees for other services rendered. We provide asset management services from our offices in Bermuda, the Cayman Islands, Guernsey and, in the UK prior to the completion of the orderly wind-down of the asset management practice the first quarter of 2016. Revenues from asset management were $25.6 million in 2018, compared to $24.7 million in 2017, and $21.1 million in 2016.
The table that follows shows the changes in the year-end values of clients' assets under management, sub-divided between those managed for clients on a discretionary basis and client funds invested in mutual funds that Butterfield manages ("Butterfield Funds"):

	Year ended December 31,			Dollar Change
(in millions of $)	2018	2017	2016	2017 to 2018	2016 to 2017
Butterfield Funds	2,058	2,099	1,808	(41)	291
Other assets under management	2,786	2,947	2,885	(161)	62
Total assets under management	4,844	5,046	4,693	(202)	353
2018 vs. 2017
Assets under management were $4.8 billion as of December 31, 2018, compared to $5.0 billion as of December 31, 2017. The decrease in AUM was largely a result of a decrease in valuation of the investments within the Butterfield Funds due to market performance. In spite of this, asset management fees earned on Butterfield Funds increased by $1.7 million due to increased management fee rates applied to certain of the Butterfield Funds as well as several corporate clients transferring their mandates to the Butterfield Funds from discretionary portfolios.
The remaining asset management fees are generated primarily from management fees on discretionary portfolios other Butterfield Funds, as well as custody and brokerage fees. Management fees on the other mutual funds decreased by $1.1 million as a result of decreased AUM in those funds due to the aforementioned transfer to the Butterfield Funds as well several lost customers. Custody and brokerage fees increased by $0.3 million to $2.1 million, predominantly as a result of a slight increase in brokerage commission from transaction volume.

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
The remaining asset management fees are generated primarily from management fees on discretionary portfolios other Butterfield mutual funds, as well as custody and brokerage fees. Management fees on the other mutual funds increased by $2.0 million as a result of additional AUM in those funds as well as pricing adjustments. Custody and brokerage fees decreased by $0.3 million to $1.9 million, predominantly as a result of a decrease in brokerage commission as a result of the orderly wind-down in the UK.
Banking
We provide a full range of community, commercial, and private banking services in select jurisdictions. Banking services are offered to individuals and small to medium-sized businesses through branch locations, internet banking, automated teller machines, debit and credit cards, and mobile banking in Bermuda and the Cayman Islands, while private banking services are offered in Bermuda, the Cayman Islands and Guernsey. Banking revenues reflect loan, transaction processing, and other fees earned in these jurisdictions. During 2016, we announced the orderly wind-down of our private banking and asset management businesses in the UK, which was completed by year end 2016.
Banking fee revenues increased by 2.8% in 2018 to $45.0 million, compared to $43.8 million in 2017, due primarily to further increases in credit card activity, and revised fee schedules in several jurisdictions in 2018.
Banking fee revenues increased by 11.3% in 2017 to $43.8 million, compared to $39.3 million in 2016, due primarily to higher credit card activity, and revised fee schedules in several jurisdictions in 2017.
Foreign Exchange
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 93% of our foreign exchange revenue (2017: 92%; 2016: 90%). We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $32.9 million in 2018, compared to $32.2 million in 2017 and $30.6 million in 2016. The $0.7 million increase from 2017 to 2018 reflects further increased client activity and related volumes in both retail and institutional foreign exchange flows. The $1.6 million increase from 2016 to 2017 reflects increased client activity and related volumes in both retail and institutional foreign exchange flows.
Trust
We provide both personal and institutional fiduciary services from our operations in Bermuda, The Bahamas, the Cayman Islands, Guernsey and Switzerland. Revenues are derived from a combination of fixed fees, fees based on the size and complexity of the trust relationship and fees based on time spent in relation to the range of personal trust and company administration services and pension and employee benefit trust services we provide.
In 2018, trust revenues represented 30.2% of our non-interest income, up from 28.5% in 2017. In 2018, trust revenues totaled $51.0 million, an increase of $6.1 million or 13.5% over 2017, attributable largely to a additional revenue as a result of the acquisition of Deutsche Bank's GTS businesses, which closed on March 29, 2018, as well as structured, proactive business development activities. Improved new business results were seen in all of our businesses in both personal and institutional fiduciary services.
In 2017, trust revenues represented 28.5% of our non-interest income, down from 29.9% in 2016. In 2017, trust revenues totaled $44.9 million, an increase of $0.9 million or 2.0% over 2016, attributable largely to a full year's income from the acquisition of the Bermuda Trust Company Limited, which was acquired from HSBC Bank Bermuda Limited on April 1, 2016, as well as business development activities. Improved new business results were seen in all of our businesses in both personal and institutional fiduciary services.
Trust assets under administration were $96.1 billion at the end of 2018 compared to $95.4 billion at the end of 2017, an increase of $0.7 billion or 0.7%, which is attributable largely to the restructure of client asset holdings, the addition of assets under administration as a result of the recent acquisition, as well as revisions to the value of the assets under administration. Trust assets under administration increased by $2.5 billion or 2.6% from 2016 to 2017, which was attributable largely to the restructure of client asset holdings, as well as revisions to the value of the assets under administration, partially offset by favorable foreign exchange movements.
Custody and Other Administration Services
Custody fees are generally based on market values of assets in custody, the volume of transactions and flat fees for other services rendered. We provide custody services from our offices in Bermuda, the Cayman Islands and Guernsey. In 2018, revenues were $9.3 million, an increase of $1.1 million from 2017 as a result of the aforementioned acquisition of Deutsche Bank's GTS businesses. From 2016 to 2017, revenues decreased slightly by $0.7 million due to lower transaction volumes and expired mandates.
Total assets under administration for the custody and other administration services business were $24.5 billion on December 31, 2018, down from $27.5 billion on December 31, 2017, compared to $24.7 billion on December 31, 2016.
Other Non-Interest Income
The components of our other non-interest income for the years ended December 31, 2018, 2017 and 2016 are set forth in the following table:

	Year ended December 31,			Dollar Change		Percent Change
(in thousands of $)	2018	2017	2016	2017 to 2018	2016 to 2017	2017 to 2018	2016 to 2017
Net share of earnings from equity method investments	1,122	1,091	1,175	31	(84)	2.8%	(7.1)%
Rental income	1,087	1,714	1,104	(627)	610	(36.6)%	55.3%
Other	2,703	1,230	1,197	1,473	33	119.8%	2.8%
Total other non-interest income	4,912	4,035	3,476	877	559	21.7%	16.1%
In 2018, we recorded equity pickup income of $1.1 million, flat from the prior year. From 2016 to 2017, equity pickup increased by $0.1 million due to higher earnings by equity method investments. Rental income decreased by $0.6 million to $1.1 million in 2018 due to the sale of a rented property in early 2018, and increased by $0.6 million from 2016 to 2017 due to a an increase in rented properties. Included in the "Other" category are maintenance fees from leased premises and other miscellaneous income.
Non-Interest Expenses
Expense management continued to be a key focus in 2018, however we continued to incur costs associated with our US listing, primarily Sarbanes-Oxley related consultancy costs, as well as an increase in salaries and benefit costs. Total non-interest expenses in 2018 were $321.4 million compared to $300.4 million in 2017 and $286.0 million in 2016. These figures include non-core expenses in 2018, 2017 and 2016 of $1.5 million, $8.1 million and $22.4 million, respectively. After adjusting for these non-core items, 2018 core expenses were up $27.6 million (9.4%) with an improvement in core efficiency ratio to 61.5% from 64.3% in 2017. From 2016 to 2017, core expenses increased by $28.7 million (10.9%) with a corresponding regression in core efficiency ratio to 64.3% to 63.8% in 2016.
In 2018, salaries and other employee benefits accounted for 49.7% of non-interest expenses, with technology and communications and property making up 25.6% combined.
The following table presents the components of non-interest expenses for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,			Dollar Change		Percent Change
(in millions of $)	2018	2017	2016	2017 to 2018	2016 to 2017	2017 to 2018	2016 to 2017
Salaries and other employee benefits	159.8	145.1	140.2	14.7	4.9	10.1%	3.5%
Technology and communications	60.3	54.0	57.4	6.3	(3.4)	11.7%	(5.9)%
Property	21.8	19.9	21.0	1.9	(1.1)	9.5%	(5.2)%
Professional and outside services	26.0	27.2	18.9	(1.2)	8.3	(4.4)%	43.9%
Indirect taxes	19.5	18.1	16.4	1.4	1.7	7.7%	10.4%
Amortization of intangible assets	5.1	4.2	4.5	0.9	(0.3)	21.4%	(6.7)%
Marketing	6.1	5.7	4.5	0.4	1.2	7.0%	26.7%
Restructuring costs	—	1.8	6.3	(1.8)	(4.5)	(100.0)%	(71.4)%
Non-service employee benefits expense	5.6	8.1	(0.3)	(2.5)	8.4	(30.9)%	(2,800.0)%
Other non-interest expenses	17.2	16.3	17.0	0.9	(0.7)	5.5%	(4.1)%
Total non-interest expenses	321.4	300.4	286.0	21.0	14.4	7.0%	5.0%
Non-core items (Non-GAAP)	(1.5)	(8.1)	(22.4)	6.6	14.3	(81.5)%	(63.8)%
Core non-interest expenses (Non-GAAP)	319.9	292.3	263.6	27.6	28.7	9.4%	10.9%
For a full reconciliation of GAAP net income to core net income, please see "Selected Consolidated Financial Data — Reconciliation of Non-GAAP Financial Measures".
Salaries and Other Employee Benefits
Total salaries and other employee benefits costs were $159.8 million in 2018, up $14.7 million compared to 2017. Included in 2018 expenses were no non-core salary and other employee benefit costs, compared to $0.8 million of severance, early retirement and project-related non-core costs in 2017. The remaining amounts in 2018 and prior period amounts are composed of (i) nil million in 2018, $0.2 million in 2017, and $1.8 million in 2016 in severance and early retirement; (ii) nil million in 2018, $0.6 million in 2017, and nil in 2016 relating to the extensive review and account remediation exercise to determine the US tax compliance status of US person account holders; and (iii) nil million in 2018, nil in 2017, and $1.0 million in 2016 attributable to business acquisition costs relating to the HSBC Bermuda acquisition completed in 2016.
Core salaries, which exclude these amounts, and other employee benefits costs were $159.8 million in 2018, up $15.5 million compared to 2017 due to an increase in discretionary compensation expense, and an increase due to headcount increases resulting from the two acquisitions completed during 2018. From 2016 to 2017, core salaries increased $15.3 million due to increased post-retirement medical costs, costs associated with the implementation of new compliance systems and processes, an increase in discretionary compensation expense, a slight increase due to headcount increases during the first three quarters as a result of the build-out of our Halifax service center.
Headcount on a full-time equivalency basis at the end of 2018 was 1,373, compared to 1,190 in 2017 and 1,240  in 2016. The increase from 2017 to 2018 was a result of the two acquisitions completed during 2018. The decrease from 2016 to 2017 was a result of staff decreases resulting from the wind-down of accelerated compliance projects which were completed during the third quarter of 2017.
Technology and Communications

Technology and communication costs reflect expenses relating to the support for our IT infrastructure and increased from $54.0 million in 2017 to $60.3 million in 2018 due to a increased support services provided during the year. From 2016 to 2017, technology and communications costs decreased slightly by $3.4 million to $54.0 million due to a re-negotiated service contract which took effect during the year.
Property
Property costs, which reflect occupancy expenses, building maintenance, and depreciation of property, plant and equipment, were $21.8 million in 2018, up $1.9 million from $19.9 million recorded in 2017 due primarily to the costs associated with the build out for new operations in Jersey, Singapore and Mauritius.
From 2016 to 2017, property costs decreased by $1.1 million due primarily to lower depreciation and renovation related costs.
Professional and Outside Services
Professional and outside services primarily include consulting, legal, audit and other professional services. The 2018 expense of $26.0 million included $0.9 million of non-core project-related costs. In 2017 and 2016, the total expenses of $27.2 million and $18.9 million included non-core project expenses of $4.8 million and $1.7 million, respectively. Excluding the non-core project-related costs, professional fees for our core business increased by $2.8 million from 2017 to 2018 due to a slight increase in costs associated with our external audit associated with the expanded geographic footprint and the integrated audit approach, and an increase in external legal costs and increased by $5.2 million from 2016 to 2017 due to the costs associated with Sarbanes-Oxley compliance, and increased financial crime and tax reporting compliance costs. The non-core professional fee project-related costs in 2018 and prior periods included:

•
Costs relating to the extensive review and account remediation exercise to determine the US tax compliance status of US person account holders resulting from the so-called John Doe Summonses issued by the USAO to six US financial institutions with which we had correspondent bank relationships. Total costs associated with this remediation exercise during the year ended December 31, 2018 amounted to nil (2017: $1.6 million; 2016: $2.2 million);

•
Legal and professional fees relating to the agreement to acquire Deutsche Bank’s GTS business, excluding its US operations, which amounted to $0.9 million in 2018 and $2.1 million in 2017. In 2016, we recorded $0.7 million of legal and professional fees relating to the acquisition of the Bermuda Trust Company Limited and the private banking and investment management operations of HSBC Bank Bermuda Limited; and

•	Legal and professional fees relating to the secondary bank share offering completed during 2017, which amounted to $1.9 million in 2017.
Indirect Taxes
These taxes reflect taxes levied in the jurisdictions in which we operate, including employee-related payroll taxes, customs duties, and business licenses. In 2018, the expense was $19.5 million, up $1.4 million due mainly to increased payroll taxes and increased payments on the asset tax introduced in the prior year, as well as payments for the Bermuda Deposit Insurance Scheme, all in Bermuda. Of the $19.5 million in indirect taxes, $16.3 million was paid to the Bermuda government agencies for payroll tax, business licenses and land taxes and $3.2 million was paid to other governments for business licenses, insurance tax and work permit fees. We incurred new indirect taxes in Bermuda beginning in 2016 as payment for the Bermuda Deposit Insurance Scheme. These amounts are calculated at 0.25% per annum of the average total amount of our Bermuda Dollar deposits, and are payable quarterly. The Bermuda Government has increased payroll tax in each of the past three years, and subsequent increases could further increase indirect taxes. We also incurred a new financial services tax in Bermuda in 2017 which amounted to $1.6 million. From 2016 to 2017, indirect taxes increased by $1.7 million due mainly to increased payroll taxes and the new asset tax, as well as payments for the Bermuda Deposit Insurance Scheme, all in Bermuda.
Amortization of Intangible Assets
Intangible assets relate to client relationships acquired from business acquisitions and are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. The estimated lives of these acquired intangible assets are re-evaluated annually and tested for impairment. The amortization expense associated with intangible assets was $5.1 million in 2018 compared to $4.2 million in 2017 and $4.5 million in 2016. Amortization increased from 2017 to 2018 by $0.9 million as a result of additional identifiable intangible assets resulting from the two acquisitions completed during 2018, and was flat from 2016 to 2017.
Marketing
Marketing expenses reflect costs incurred in advertising and promoting our products and services. Marketing expenses totaled $6.1 million in 2018, up $0.4 million compared to 2017, primarily as a result of several smaller marketing initiatives and costs associated with new business initiatives. Marketing expenses decreased slightly as a percentage of total net revenue before provision for credit losses and other gains and losses to 1.2% from 1.3%. From 2016 to 2017 marketing expenses increased by $1.2 million primarily as a result of marketing initiatives during the America's Cup in Bermuda, and correspondingly increased slightly as a percentage of total net revenue before provision for credit losses and other gains and losses to 1.3% from 1.1%.

Other Non-Interest Expenses

	For the year ended December 31,			Dollar Change		Percent Change
(in millions of $)	2018	2017	2016	2017 to 2018	2016 to 2017	2017 to 2018	2016 to 2017
Stationery & supplies	1.4	1.3	1.6	0.1	(0.3)	7.7%	(18.8)%
Custodian & handling	2.2	2.1	2.0	0.1	0.1	4.8%	5.0%
Charitable donations	1.3	1.0	0.9	0.3	0.1	30.0%	11.1%
Insurance	3.1	3.3	2.7	(0.2)	0.6	(6.1)%	22.2%
Other expenses	9.2	8.6	9.8	0.6	(1.2)	7.0%	(12.2)%
Total other non-interest expenses	17.2	16.3	17.0	0.9	(0.7)	5.5%	(4.1)%
Other non-interest expenses were $17.2 million in 2018, an increase of $0.9 million compared to 2017. This was principally driven by an increase in charitable donations during 2018.
From 2016 to 2017, other non-interest expenses decreased $0.7 million, principally driven by a $0.7 million provision for a potential settlement arising from the USAO tax compliance review in 2016, in addition to the initial provision of $4.8 million raised for this review in 2015. As the investigation regarding this tax compliance review remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to us could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision. Management views this provision as non-core. See "Information on the Company — Legal Proceedings".
Income Taxes
Each jurisdiction in which we operate is subject to different corporate income tax laws. See "Risk Factors - Regulatory and Tax-Related Risks". We are incorporated in Bermuda as a local company and, pursuant to Bermuda law, not obligated to pay any direct taxes in Bermuda on either income or capital gains there. Our subsidiaries in the Cayman Islands and The Bahamas are not subject to any taxes on either income or capital gains under current laws applicable in the respective jurisdictions. In general, entities in Bermuda and the Cayman Islands are not subject to corporate income taxes but are required to pay higher rates of indirect taxes (included above) such as license fees and, in Bermuda, payroll taxes.
Our subsidiaries in the UK, Guernsey and Switzerland are subject to the tax laws of those jurisdictions. The corporate tax rate in the UK is 20%, while in Guernsey, banking profits are subject to a 10% flat corporate tax rate. See Note 25 "Income taxes" in the Audited Consolidated Financial Statements for a reconciliation between the effective income tax rate and the statutory income tax rate.
In 2018, income tax expense netted to $1.3 million compared to $1.1 million in 2017. The change in income tax expense of $0.2 million was due primarily to increased profitability in our Guernsey subsidiary.
From 2016 to 2017, the change in income tax amounted of $0.4 million was due primarily to increased profitability in our Guernsey subsidiary.
Net Income
We reported net income of $195.2 million for the year ended December 31, 2018, compared to $153.3 million in 2017 and $115.9 million in 2016. The increase from 2017 to 2018 of $41.9 million was driven by higher net interest and non-interest income, offset by higher non-interest expenses. The increases in net interest and non-interest income were driven principally by an increasing interest rate environment, which drove higher interest income on loans and investments, and revised fee schedules, which led to higher banking fees and asset management fees. The increase from 2016 to 2017 of $37.3 million was also driven by higher net interest and non-interest income, partially offset by higher non-interest expenses. The increases in net interest and non-interest income were driven principally by an increasing interest rate environment and additional loan volume, which drove higher interest income on loans and investments, and revised fee schedules and the impact of integration of acquisitions, which led to higher banking fees, asset management fees and trust fees, respectively.
As all preference shares were redeemed and canceled in December 2016, there were no preference share dividends, guarantee fees or premiums on buy-backs in 2017, making net income available to common shareholders the full $153.3 million or $2.76 per share, for the year ended December 31, 2017. However after deduction of preference dividends and guarantee fees in the prior years (2016: $15.7 million) and the premium paid on the preference share buy-backs and redemption (2016: $41.9 million ), net income available to common shareholders was $58.4 million ($1.18 per share) in 2016. The increased premium in 2016 was due to the redemption and cancellation of all of the outstanding preference shares in December 2016. These per share figures reflect the reverse share split that the Bank effected on September 6, 2016.

Consolidated Balance Sheet and Discussion
The following table shows the balance sheet as reported as of December 31, 2018 and 2017:

	As of December 31,
(in millions of $)	2018	2017	Dollar Change	Percent Change
Assets
Cash due from banks	2,054	1,535	519	33.8%
Securities purchased under agreement to resell	27	179	(152)	(84.9)%
Short-term investments	52	250	(198)	(79.2)%
Investment in securities	4,255	4,706	(451)	(9.6)%
Loans, net of allowance for credit losses	4,044	3,777	267	7.1%
Premises, equipment and computer software	158	165	(7)	(4.2)%
Goodwill and intangibles	75	61	14	23.0%
Other assets	108	107	1	0.9%
Total assets	10,773	10,779	(6)	(0.1)%
Liabilities
Total deposits	9,452	9,536	(84)	(0.9)%
Total other liabilities	295	303	(8)	(2.6)%
Long-term debt	143	117	26	22.2%
Total liabilities	9,891	9,956	(65)	(0.7)%
Common and contingent value convertible preference shareholders' equity	882	823	59	7.2%
Total shareholders' equity	882	823	59	7.2%
Total liabilities and shareholders' equity	10,773	10,779	(6)	(0.1)%

	As of December 31,
	2018	2017
Capital Ratios
Risk-weighted assets	4,321	4,254
Tangible common equity (TCE)	808	762
Tangible assets (TA)	10,698	10,719
TCE/TA	7.5%	7.1%
Common Equity Tier 1	19.6%	18.2%
Total Tier 1	19.6%	18.2%
Total Capital	22.4%	19.9%
Leverage ratio	7.6%	6.9%

We maintain a liquid balance sheet and are well capitalized. As of December 31, 2018, total cash due from banks, short-term investments and investment in securities represented $6.4 billion, or 59.3% of total assets, down slightly from 61.9% at the end of 2017 due to a decrease in available-for-sale securities as a result of a decrease in customer deposits and an increase in the loan portfolio of $0.3 million. Shareholders' equity at December 31, 2018 was $882.3 million, up from $822.9 million at the end of 2017 due primarily to net income on the year net of dividends paid.
Total assets decreased by $6.0 million to $10.8 billion from 2017 to 2018, primarily reflecting a $0.1 billion decrease in customer deposit levels despite a slight increase in the loan portfolio, which grew by $0.3 billion.
As of December 31, 2018, our capital ratios were strong, and were significantly in excess of regulatory requirements. Effective January 1, 2016, the Bank's regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. Basel III adopts CET1 as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit risk and other risks. Prior to January 1, 2016, the Bank's regulatory capital was determined in accordance with Basel II guidelines issued by the BMA.
The TCE/TA ratio at the end of 2018 was 7.5% (2017: 7.1%), while the CET1 and total Tier 1 capital ratios at the end of 2018 were 19.6% (2017: 18.2%) and 19.6% (2017: 18.2%), respectively. These ratios continue to remain in excess of regulatory minimums at December 31, 2018.

Cash Due from Banks, Securities Purchased Under Agreement to Resell and Short-Term Investments
We only place deposits with highly-rated institutions and ensure that there is appropriate geographic and sector diversification in our exposures. Limits are set for aggregate geographic exposures and for every counterparty for which we place deposits. Those limits are monitored and reviewed by our Credit Risk Management division and approved by the Financial Institutions Committee. We define cash due from banks to include cash on hand, cash items in the process of collection, amounts due from correspondent banks and liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value. Such investments are those with less than three months maturity from the date of acquisition and include unrestricted term deposits, certificates of deposit and treasury bills. Investments of a similar nature that are either restricted or have a maturity of more than three months but less than one year are classified as short-term investments. Securities purchased under agreement to resell are treated as collateralized lending transactions, and are referred to as repurchase agreements. We utilize repurchase agreements to manage liquidity. The risks of these transactions include changes in the fair value in the securities posted or received as collateral and other credit-related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.
As of December 31, 2018, cash due from banks, securities purchased under agreements to resell and short-term investments were $2.1 billion, compared to $2.0 billion as of December 31, 2017. The decrease from 2017 to 2018 was due to the proceeds upon maturity of certain investments being placed in held-to-maturity investments in 2018.
See "Note 3: Cash due from banks", "Note 4: Short-term investments" and "Note 12: Credit related arrangements and commitments" to our audited consolidated financial statements as of and for the year ended December 31, 2018 for additional tables and information.
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
Consistent with industry and rating agency designations, we define investment grade as "BBB" or higher. As of December 31, 2018, 99.9% (2017: 99.9%) of our total investments were investment grade. Of these securities, 99.9% (2017: 98.7%) are rated "A" or higher.
The following table presents the carrying value of investment securities by balance sheet category as of December 31, 2018 and 2017:

	As of December 31,
(in millions of $)	2018	2017	Dollar Change	Percent Change
Trading	6	7	(1)	(14.3)%
Available-for-sale	2,183	3,317	(1,134)	(34.2)%
Held-to-maturity	2,066	1,382	684	49.5%
Total Investment in Securities	4,255	4,706	(451)	(9.6)%
The investment portfolio was $4.3 billion as of December 31, 2018, compared to $4.7 billion as of December 31, 2017. The decreased portfolio size was predominantly due to the maturity and paydown, as well as the sale of certain US government and federal agency securities during the year held within the available-for-sale portfolio, some of which were re-invested into longer duration US government and federal agency securities classified as held-to-maturity. The total investments were placed primarily in US government and federal agency securities were $3.8 billion, based upon carrying value, or 90.4% of the total investment portfolio, as of December 31, 2018. Total net unrealized losses of the investment portfolio were $72.8 million, compared to net unrealized losses of $19.2 million at the end of 2017. The movement in unrealized gains for the year was primarily driven by an increase in longer-term US treasury interest rates. The 10-year treasury rate was 2.68% as of December 31, 2018 compared to 2.40% the year before.
Trading securities totaled $6.5 million at the end of 2018, compared to $6.8 million at the end of 2017. As of December 31, 2018 and 2017, trading securities consisted entirely of real estate mutual funds and seed capital invested in mutual funds managed by the Bank.
AFS securities totaled $2.2 billion at the end of 2018, compared to $3.3 billion at the end of 2017. As of December 31, 2018, 81.8% or $1,786.5 million (2017: 81.7%, or $2.7 billion) of AFS securities consisted of holdings of securities issued by the US government and federal agencies. The US government guarantees 45.8% or $1,938.6 million (2017: 48.0% or $1,594.7 million) of these securities. Corporate debt securities represented 3.6%, or $78.7 million (2017: 7.3% or $243.4 million) of the AFS portfolio. As of December 31, 2018, the remaining 14.6%, or $317.5 million of AFS securities (2017: 11.1% or $365.0 million) was comprised primarily of commercial mortgage-backed securities of 5.6%, or $123.2 million (2017: 4.3%, or $141.5 million), guaranteed student loan-backed securities of 0.6%, or $12.6 million (2017: 0.4%, or $12.5 million), debt securities issued by non-US governments of 1.2%, or $25.4 million (2017: 0.8%, or $26.2 million) and residential mortgage-backed securities of 7.2%, or $156.3 million (2017: 5.6%, or $184.7 million). The overall increase in US government and federal agency securities was funded by the a reallocation from short-term investments.
HTM investments were $2.1 billion as of December 31, 2018 (2017: $1.4 billion) and consisted entirely of mortgage-backed securities issued by US federal agencies that management does not intend to sell before maturity which are fully guaranteed by the the US government. The increase in the HTM portfolio was also related to a repositioning of the investment portfolio intended to increase investment yield and reduce volatility in other comprehensive income.

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
While management sold AFS securities in 2018 and 2017, these securities were sold for gains of $0.1 million and $1.6 million, respectively. Management does not have the intention or does not foresee a more likely than not scenario where the Bank will be required to sell any further securities which are in an unrealized loss position, and accordingly, management has concluded that these sales do not result in an OTTI indicator for any remaining securities in a loss position as of December 31, 2018.
See "Note 5: Investments in securities" to our audited consolidated financial statements as of December 31, 2018 for additional tables and information.
Loans
The loan portfolio increased from $3.8 billion at the end of 2017 to $4.0 billion as of December 31, 2018, due primarily to improved loan originations in residential mortgage lending in the UK and government lending in Bermuda, partially offset by paydowns on the commercial and residential mortgage portfolios in the other jurisdictions. Lending in the UK grew to $0.8 billion as of December 31, 2018, an increase of $0.2 billion from December 31, 2017.
The loan portfolio represented 37.5% of total assets as of December 31, 2018 (2017: 35.0%), while loans as a percentage of customer deposits increased from 39.7% at the end of 2017 to 42.9% at the end of 2018.
Allowance for credit losses as of December 31, 2018 totaled $25.1 million, a decrease of $10.4 million from the prior year. The movement in the allowance was mainly the result of recoveries and provision releases of $6.1 million (including recoveries of $0.9 million), augmented by charge-offs of $4.3 million recorded during the year. Of the total allowance, the general allowance was $10.2 million (2017: $32.5 million) and the specific allowance was $14.9 million (2017: $11.7 million), reflecting a specific coverage ratio of 30.6%, compared to 31.1% as of December 31, 2017. The slight decrease in the specific coverage ratio reflects a proportionately higher decrease in specific provisions relative to the decrease in gross non-accrual loans.
Gross non-accrual loans totaled $48.7 million as of December 31, 2018, a relatively flat from $43.9 million as of December 31, 2017, and represented 1.2% of the total loan portfolio as of December 31, 2018, compared to 1.3% as of December 31, 2017. During 2018, we held OREO amounting to $5.3 million (2017: $9.1 million), consisting of commercial real estate of $3.3 million (2017: $8.9 million) and foreclosed residential properties of $2.1 million (2017: $0.2 million).
Government
Loans to governments were $105.7 million, which was a $47.7 million decrease from 2017, due primarily to a decrease in sovereign lending in Bermuda in the current year, which grew in the prior year.
Commercial
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses.
Commercial real estate loans are offered to real estate investors, developers and builders domiciled primarily in Bermuda and the Cayman Islands. To manage our credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by long-term leases to high quality international businesses. These cash flows are generally principally sufficient to service the loan. The portfolio decreased by $8.5 million to $575.0 million at December 31, 2018 due to paydowns in commercial real estate mortgages in Bermuda.
Commercial loans outstanding as of December 31, 2018 were $542.5 million, which represented an increase of $152.9 million from the previous year, driven by new issuances of commercial lending facilities principally in the Cayman Islands and Bermuda.
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
As of December 31, 2018, residential mortgages totaled $2.7 billion (or 65.4% of total gross loans), a $0.2 billion increase from December 31, 2017. This increase was attributed mainly to increases in the UK residential mortgage portfolio, partially offset by repayments in our Bermuda residential mortgage portfolio. Residential lending in Bermuda was relatively stable year-on-year.
OREO and Non-Accrual Loans
Non-accrual loans decreased during the year by $4.8 million, and OREO decreased by $3.8 million. The decrease in OREO was principally driven by the sale of commercial property which was added to OREO in Bermuda in the fourth quarter of 2016. Augmenting this was a further reduction due to sales in the residential mortgage OREO portfolio in Bermuda. The decrease in both non-accrual loans and OREO reflects the Bank's continued focus on improving the quality of our loan portfolio. Non-accrual loans decreased as a result of the Bank continuing to work with holders of non-performing loans, which resulted in several loans returning to a performing status during the year, primarily within residential mortgages.

Other Loan Portfolios
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards, commercial financing, loans to financial institutions and overdraft facilities to retail, corporate and private banking clients in the jurisdictions in which we operate. As of December 31, 2018, other consumer loans totaled $180.4 million (or 4.4% of total gross loans), a $7.0 million decrease from December 31, 2017. The decrease was due to the expiry of consumer overdraft facilities.
See "Note 6: Loans" and "Note 7: Credit risk concentrations" to our audited consolidated financial statements as of December 31, 2018 for more information on our loan portfolio and contractual obligations and arrangements.
Deposits
Deposits are our principal funding source for use in lending, investments and liquidity. We are a deposit-led bank and do not require the use of wholesale or institutional markets to fund our loan business. See "Risk Management — Liquidity Risk" and "Risk Management — Credit Risk". Deposit balances at the end of reporting periods, particularly in our Bermuda and Cayman Islands operations, can fluctuate due to significant balances that flow in and out from private trust, fund and insurance clients to meet quarter-end operational requirements.
The table below shows the year-end and average customer deposit balances by jurisdiction for the year ended and as of December 31, 2018 and 2017:

	As of December 31		Dollar change	Average balance		Dollar change
(in millions of $)	2018	2017		2018	2017
Bermuda	4,503	5,252	(749)	5,281	5,498	(217)
Cayman	3,345	2,934	411	2,979	2,985	(6)
Channel Island and the UK	1,604	1,336	268	1,348	983	365
Other	—	—	—	58	58	—
Total customer deposits	9,452	9,522	(70)	9,666	9,524	142
Average customer deposits decreased slightly by $0.1 billion to $9.7 billion in 2018. On a year-end basis, customer deposits were down $0.1 billion to $9.5 billion from $9.5 billion at the end of 2017. The decrease was largely a result of certain trust and corporate deposits which were withdrawn during the year, partially offset by deposit growth from the acquisition of Deutsche Bank’s banking business in the Cayman Islands, Jersey and Guernsey.
Customer demand deposits, which include checking accounts (both interest bearing and non-interest bearing), savings and call accounts, totaled $7.4 billion, or 79.1% of total customer deposits at the end of 2018, compared to $7.8 billion, or 82.0%, at the end of 2017. Customer term deposits increased by $0.3 billion to $2.0 billion compared to the prior year. The cost of funds on deposits increased from 11 basis points in the full year ended 2017 to 18 basis points in 2018 as a result of a small increase in term-deposit rates paid across all jurisdictions. Average non-interest bearing deposits decreased slightly to $2.2 billion.
See "Note 10: Customer deposits and deposits from banks" to our audited consolidated financial statements as of December 31, 2018 for additional tables and information.
Borrowings
We have no issuances of certificates of deposit ("CD"), commercial paper ("CP") or senior notes outstanding and have no CD or CP issuance programs. We use funding from the inter-bank market as part of interest rate and liquidity management. As of December 31, 2018, deposits from banks totaled $33.8 million, an increase of $21.4 million from the prior year. This increase was due to a increase in Nostro accounts placed across our jurisdictions.
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
As of December 31, 2018, we had a net obligation for employee future benefits in the amount of $117.2 million, down $11.6 million (9.0%) from $128.8 million at the end of 2017. The decrease was driven by funding to the Bermuda defined benefit pension and improvements in the valuation of fund assets, partially offset by valuation changes caused by increased healthcare costs.
See "Note 11: Employee benefits plans" to our audited consolidated financial statements as of December 31, 2018 for additional tables and information.
Long-Term Debt, Interest Payments and Maturities
We had outstanding issuances of long-term debt with a carrying value of $143.3 million as of December 31, 2018 and $117.0 million 2017, all issued in US Dollars. As of December 31, 2018, $114.8 million of our outstanding long-term debt was eligible for inclusion in our Tier 2 regulatory capital base and was limited to 50% of Tier 1 capital, down from $52.2 million at the end of 2017. On May 24, 2018, the Bank issued US $75 million of Subordinated Lower Tier II capital notes. The notes were issued at par and are due on June 1, 2028. The notes were offered in the US pursuant to the Bank's automatic shelf registration statement of Form F-3 filed with the SEC on April 18, 2018. The notes are listed on the Bermuda Stock Exchange (BSX) in the specialist debt securities category. The proceeds from the sale of the notes were used, among other, to repay the entire amount of the US $47 million outstanding subordinated notes series 2003-B. The notes issued pay a fixed coupon of 5.25% until June 1, 2023 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 2.27% over the 10-year US Treasury yield. There were no other significant movements in long-term debt during the period from December 31, 2017 to December 31, 2018.
The following table presents the contractual maturity, interest rates and principal outstanding as of December 31, 2018:

Long-term debt (in millions of $)	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal outstanding (in millions of $)
2005 issuance - Series B	July 2, 2015	July 2, 2020	5.11%	3 months US$ LIBOR + 1.695%	45.0
2008 issuance - Series B	May 27, 2018	May 27, 2023	8.44%	3 months US$ LIBOR + 4.929%	25.0
2018 issuance	June 1, 2023	June 1, 2028	5.25%	3 months US$ LIBOR + 2.255%	75.0
Unamortized issuance costs					(1.7)
Total					143.3
See "Note 19: Long-term debt" to our audited consolidated financial statements as of December 31, 2018 for additional information.
Other Liabilities
Other liabilities include derivative liabilities, current employee salaries and benefits payable and related payroll tax, as well as sundry liabilities. Other liabilities increased by $53.2 million to $173.0 million as of December 31, 2018. This increase was a result of new servicing deposits from one of our jurisdictions, partially offset by payable for a pending trade which was unsettled over the year-end date in the prior year. These derivatives were client service foreign exchange derivatives which are economically hedged and result in no foreign exchange gains or losses.

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

	December 31, 2018			December 31, 2017
(in millions of $)	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	245.2	237.1	8.1	186.4	178.2	8.3
Letters of guarantee	2.7	2.6	0.1	5.3	5.3	0.1
Total	247.8	239.7	8.2	191.7	183.4	8.3
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

(in millions of $)	December 31, 2018	December 31, 2017
Commitments to extend credit	445.2	602.7
Documentary and commercial letters of credit	0.6	1.3
Total unfunded commitments to extend credit	445.8	604.0
The Bank has a facility by one of its custodians, whereby the Bank may offer up to $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31, 2018, $137.4 million (December 31, 2017: $77.0 million) of standby letters of credit were issued under this facility.
Contractual Obligations
The following table presents our outstanding contractual obligations as of December 31, 2018:

(in millions of $)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long term debt(1)	143.3	47.0	45.0	—	25.0
Operating lease obligations	27.2	5.4	10.2	7.9	3.6
Sourcing arrangements(2)	39.2	14.7	24.5	—	—
Term deposits	1,975.0	1,905.0	70.0	—	—
Other obligations	14.0	8.0	3.8	1.4	0.7
Total outstanding contractual obligations	2,198.7	1,980.2	153.5	9.4	29.3
______________________________

(1)	Long-term debt excludes interest.

(2)
We have an outstanding contractual obligation relating to a five-year agreement entered into in November 2016 with DXC (previously HP) to supply technology infrastructure and application development management, information security and technical support for our locations in Bermuda and the Cayman Islands. Under our agreement with DXC, server management and maintenance, technology field support, application support and development and help desk functions are managed by DXC. Our obligations to DXC under this agreement amounted to $39.2 million as of December 31, 2018 (December 31, 2017: $56.9 million).

See "Note 12: Credit-related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as of December 31, 2018 for additional information.
Interest expense on our contractual obligations relates primarily to term deposits and our long-term debt. Interest expense on term deposits was $15.3 million for the year-ended December 31, 2018, compared to $8.6 million and $7.7 million for the years ended December 31, 2017 and 2016, respectively. Movements in interest expense on term deposits are due primarily to volume or rate movements, with yearly average term deposits of $2.0 billion, $2.1 billion and $2.2 billion for 2018, 2017 and 2016, respectively. The increase in the expense is related primarily to term deposit rates in Bermuda and Cayman, which increased by 28 basis points in 2018 due to US dollar market rate increases offered during the year.
During the year-ended December 31, 2018, none of the rates on any tranches of our long-term debt reset. However, we did issue $78 million in new long-term debt at a fixed rate of 5.25%, which is fixed at this rate until June 1, 2023. The proceeds of this new issuance were partially used to repay the entire amount of the $47 million outstanding subordinated 2003 issuance - Series B. Until its repurchase, the 2003 issuance - Series B, as well as the 2005 issuance - Series B were on floating rates fixed to LIBOR, which increased during the year. Both of these drove an increase of interest expense on commitments by $8.9 million due to both the increase in rates paid on term deposits and the increased floating rate paid on LIBOR based long-term debt, as well as the higher volume of long-term debt outstanding. For the year ended December 31, 2017, interest expense on commitments increased by $1.3 million compared to 2016 due to both the increase in rates paid on term deposits and the increased floating rate paid on LIBOR based long-term debt.
Repurchase Agreements
We also obtain funds from time to time from the sale of securities to institutional investors under repurchase agreements. In a repurchase agreement transaction, we will generally pledge investment securities as collateral in a borrowing transaction, agreeing to repurchase the identical security on a specified later date, generally not more than 90 days, at a price greater than the original sales price. The difference between the sale price and repurchase price is the cost of the use of the proceeds, or interest expense. The investment securities underlying these agreements may be delivered to securities dealers who arrange such transactions as collateral for the repurchase obligation. Repurchase agreements represent a cost competitive funding source and also provide liquidity on agency paper for us. However, we are subject to the risk that the borrower of the securities may default at maturity and not return the collateral. In order to minimize this potential risk when entering into such transactions, we generally deal with large, established investment brokerage firms with whom we have master repurchase agreements. Repurchase transactions are accounted for as collateralized financing arrangements rather than as sales of such securities, and the obligation to repurchase such securities is reflected as a liability in our consolidated financial statements. As of December 31, 2018 and 2017, there were no repurchase agreements outstanding.
Shareholders' Equity
Shareholders' equity increased during the year ended December 31, 2018 by $59.5 million to $882.3 million.
Increases totaling $221.8 million included:

•	$195.2 million of net income for the year;

•	$11.7 million for share-based settlements;

•	$10.7 million from adjustments to employee benefit plans;

•	$3.3 million of share-based settlement for stock options exercised; and

•	$0.9 million of other smaller adjustments.

These increases were offset by the following decrease of $162.3 million:

•	$27.9 million from net change in unrealized gains (losses) on AFS investments;

•	$83.7 million of common share dividends;

•	$48.4 million from net increases in treasury shares; and

•	$2.3 million of translation adjustments on foreign operations.

Liquidity
We define liquidity as our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management.
Sources and Uses of Cash
Our primary sources of cash are (i) cash obtained from deposits, (ii) long-term debt, and (ii) cash from operations. Our primary uses are (i) the payment of our operating expenses, (ii) payment of dividends on our preference and common shares and guarantee fees, (iii) as repayment of certain maturing liabilities and (iv) extraordinary requirements for cash, such as acquisitions. We had $2.1 billion of cash and cash equivalents as of December 31, 2018 and $1.5 billion as of December 31, 2017, as well as $2.3 billion and $3.8 billion, respectively, of liquid securities, the balance of which could be sold to meet liquidity requirements. In our opinion, the Bank’s working capital is sufficient for the Bank’s present requirements.
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
Capital Resources
We have financed our operations, growth and cash needs primarily through income from operations and issuances of debt and equity securities. We believe that our cash on hand and cash flows from operations will be sufficient to repay our outstanding debt as it matures. In the future, we may need to incur additional debt or issue additional equity securities, which we may be unable to do or which may be on less favorable terms.
We manage our capital both on a consolidated basis and, where appropriate, on a legal entity basis. The group finance team has the responsibility for measuring, monitoring and reporting capital levels within guidelines and limits established by the Risk Policy & Compliance Committee of the Board. The management of capital will also involve jurisdictional management to ensure compliance with local regulation. In establishing the guidelines and limits for capital, a variety of factors are taken into consideration, including the overall risk of the business in stressed scenarios, regulatory requirements, capital levels relative to our peers, and the impact on our credit ratings.
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
The minimum capital ratio requirements set forth above do not reflect additional Pillar II add-on requirements that the BMA may impose upon us as a prudential measure from time to time. As of January 1, 2018, our minimum total capital ratio required by the BMA is 15.5% and our minimum CET1 ratio requirement is 8.8%. As of the date hereof, we expect that our minimum total capital ratio requirement at January 1, 2019 may be 16.3% (inclusive of the minimum required total capital ratio of 10.5% as described above). However, as our capital requirements remain under continuous review by the BMA pursuant to its prudential supervision, we cannot guarantee that the BMA will not seek higher total capital ratio requirements at any time.
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
The following table sets forth our capital adequacy as of December 31, 2018 and 2017 in accordance with the Basel III framework:

	As of December 31,
(in millions of $)	2018	2017
Capital
Tier 1 capital	846.0	772.3
Common Equity Tier 1	846.0	772.3	(2)
Tier 2 capital	121.5	74.0
Total capital	967.6	846.3
Risk Weighted Assets
Cash due from banks and investments	918.1	1,010.4
Loans	2,244.8	2,075.6
Other assets	236.7	253.8
Off-balance sheet items	227.6	259.5
Operational risk charge	694.2	654.9
Total risk-weighted assets	4,321.4	4,254.2
Capital Ratios (%)
Common Equity Tier 1	19.6%	18.2%	(2)
Tier 1 total	19.6%	18.2%	(2)
Total capital	22.4%	19.9%	(2)
Leverage ratio	7.6%	6.9%	(2)

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
CET 1 capital increased primarily due to the earnings on the year, offset by cash dividends declared as well the repurchase of treasury common shares under the buy-back program. Tier 2 capital increased due to the successful issuance of $75m Tier 2-eligible subordinated notes in May 2018, replacing maturities and partially offset by a release from the general provision due to lower provisioning rates. RWA increased as a result of a higher operational risk charge driven by increased average income over the prior three years as well an increase in our loan book. As of December 31, 2018, we were in compliance with the transitional minimum LCR of 90% as well as the minimum LCR of 100% which will be applicable to us when the Basel III regulatory framework has been fully phased-in in 2019. As of December 31, 2018, we were also in compliance with the minimum NSFR of 100%.
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

Share Buy-Back Program
The Bank repurchases its common shares through share buy-back programs from time to time as a means to improve shareholder liquidity and facilitate growth in share value. In accordance with applicable laws, regulations and listing standards, each program was approved by the Board and repurchases of shares pursuant to each program is subject to the approval of the BMA. In addition, the BSX is advised monthly of shares purchased pursuant to each program.
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
On February 15, 2018, the Board approved, with effect on April 1, 2018, the 2018 common share buy-back program, authorizing the purchase for treasury of up to 1.0 million common shares. On December 6, 2018, following the completion of the initial 2018 share buy-back program, the Board approved the 2019 share buy-back program, authorizing for purchase for treasury of up to 2.5 million common shares through February 29, 2020. The timing and amount of repurchase transactions will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.
Total common share buy-backs for the years ending December 31, 2018, 2017, 2016, 2015 and 2014, are as follows:

	For the year ending December 31,
	2018	2017	2016	2015	2014	Total
Acquired number of shares (to the nearest share)	1,254,212	—	97,053	250,371	856,734	2,458,370
Average cost per common share (in $)	38.62	—	16.36	19.42	19.86	29.25
Total cost (in $)	48,442,768	—	1,588,189	4,862,248	17,018,412	71,911,617
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
Total preference share buy-backs for the years ending December 31, 2018, 2017, 2016, and 2015 are as follows:

	For the year ending December 31,
	2018	2017	2016	2015	2014	Total
Acquired number of shares (to the nearest share)	—	—	—	183	560	743
Average cost per common share (in $)	—	—	—	1,151.55	1,172.26	1,167.16
Total cost (in $)	—	—	—	210,734	656,465	867,199
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
Warrants
Following the capital raise on March 2, 2010, the terms of the 427,960 warrants with an exercise price of $70.10 previously issued to the Government of Bermuda in conjunction with the issuance of the preference shares in 2009 were adjusted in accordance with the terms of the Guarantee. Subsequently, the Government of Bermuda held 0.43 million (2016: 0.43 million) warrants with an exercise price of $34.72 (2016: $34.72) with an expiration date of June 22, 2019. On December 16, 2016, the Bank repurchased for cancellation all of the outstanding warrants for $0.1 million.
Dividends
During the year ended December 31, 2018, we paid cash dividends totaling $83.7 million or $1.52 for each common share on record as of the related record dates (2017: $69.7 million or $1.28 for each common share on record). The Board declared these dividends as a quarterly dividend of $0.38 per common share for each quarter of 2018 and $0.32 per common share for each quarter of 2017.
The Board also declared dividends of $0.10 per common share for each of the first three quarters of 2016, and $0.32 per share for the fourth quarter of 2016. These per share amounts reflect the reverse share split that the Bank effected on September 6, 2016. For more information, see "Risk Factors – Risks Relating to the Common Shares – Holders of our common shares may not receive dividends".

During the year ended December 31, 2016, we declared the full 8.00% cash dividends on preference shares in the first three quarters and then redeemed the preference shares in December 2016. Preference share dividends declared and paid were $14.6 million during 2016. Guarantee fees paid to the Government of Bermuda were $1.7 million during 2017.
Cash Flows
2018 vs. 2017
Cash due from banks was $2.1 billion as of December 31, 2018, compared to $1.5 billion as of December 31, 2017. The increase is described below by category of operating, investing and financing activities.
For the year ended December 31, 2018, net cash provided by operating activities totaled $296.3 million (2017: $242.1 million). Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Cash provided by operating activities increased by $65.7 million from 2017 to 2018, due primarily to an increase in net income and movements in employee future benefits. This was partially offset by movements in other assets.
Net cash provided by investing activities for the year ending December 31, 2018 totaled $338.6 million, compared to cash used in investing activities of $164.3 million in 2017. The $502.9 million increase in cash provided by investing activities in 2017 was mainly attributable to proceeds from the sale of AFS securities and lower purchases of AFS securities. This was partially offset by increased purchases of HTM securities and a net increase in loan balances.
Net cash used in financing activities totaled $125.2 million in 2018, compared to net cash provided by financing activities of $686.3 million in 2017. The $549.7 million decrease is mainly due to a net decrease of demand and term deposits.
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

Segment Overview
The Bank is managed by the CEO on a geographic basis. In 2017, the Bank presented six segments which included Bermuda, Cayman, Guernsey, Switzerland, The Bahamas and the United Kingdom. In 2018, the Bank reassessed the segment reporting as a result of acquisitions which were announced in 2017 or early 2018 and concluded on the following three geographic segments: Bermuda, Cayman, and Channel Islands and the UK. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with US GAAP. Each region has a managing director who reports to the CEO. The CEO and the regional managing director have final authority over resource allocation decisions and performance assessment. The 2017 and 2016 classification below was revised to conform the presentation for all periods to the current period's presentation.
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
Bermuda (Including Head Office)
For more than 150 years, Bermuda has served as home to our headquarters and remains our largest jurisdiction in terms of number of employees, Banking Center locations and business volume. The following table provides certain financial information for our Bermuda segment for the years ended December 31, 2018, 2017 and 2016.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2018	2017	2016	2017 to 2018	2016 to 2017	2017 to 2018	2016 to 2017
Net interest income	205.3	179.9	162.1	25.4	17.8	14.1%	11.0%
Provision for credit losses	6.8	4.6	(7.3)	2.2	11.9	47.8%	(163.0)%
Non-interest income	87.4	81.4	71.8	6.0	9.6	7.4%	13.4%
Net revenue before other gains (losses)	299.5	265.9	226.6	33.6	39.3	12.6%	17.3%
Operating expenses	(202.4)	(192.0)	(164.5)	(10.4)	(27.5)	5.4%	16.7%
Net income before other gains (losses)	97.1	73.9	62.1	23.2	11.8	31.4%	19.0%
Total other gains (losses)	—	2.8	1.4	(2.8)	1.4	(100.0)%	100.0%
Net income	97.1	76.7	63.5	20.4	13.2	26.6%	20.8%

Summary Balance Sheet	As of December 31,
(in millions of $)	2018	2017	Dollar change	Percent change
Customer deposits	4,496	5,253	(757)	(14.4)%
Loans, net of allowance for credit losses	1,998	2,010	(12)	(0.6)%
Total assets	5,264	5,930	(666)	(11.2)%
Assets under administration
Custody and other administration services	16,539	19,612	(3,073)	(15.7)%
Trust	46,906	47,774	(868)	(1.8)%
Assets under management
Butterfield Funds	1,774	1,842	(68)	(3.7)%
Other assets under management	1,860	1,903	(43)	(2.3)%
Total assets under management	3,634	3,745	(111)	(3.0)%
Number of employees	572	590	(18)	(3.1)%
2018 vs. 2017
Net income before other gains and losses was $97.1 million for the year ended December 31, 2018, up by $23.2 million from $73.9 million in the prior year. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses.
Net interest income before provision for credit losses increased by $25.4 million to $205.3 million in 2018, driven primarily by increased investment income due to a higher yield, increased loan interest income resulting from the increases in the Bermuda base rate, increased deposit income from higher average balances, and lower deposit expense due to a lower average volume of interest bearing deposits.
Provision for credit losses was a release of $6.8 million which was up $2.2 million from a recovery in the prior year. This resulted primarily from larger releases from the general provision compared to the prior year.
Non-interest income increased by $6.0 million to $87.4 million in 2018. This was primarily driven by custody and other administrative services fees, which increased by $1.6 million due to several new customers, and asset management fees which increased by $1.3 million due to revised fee schedules and higher AUM in certain Butterfield mutual funds.
Operating expenses increased by $10.4 million to $202.4 million in 2018 due primarily to increased salary and other employee benefit costs, resulting from increased post-retirement medical costs and higher performance related compensation, increased professional and other outside services costs, resulting from costs associated with our external audit and the costs associated with compliance programs and increased IT and communications costs associated with higher depreciation and increased sourcing costs. This increase was further augmented by an increase in indirect taxation, resulting from increased asset-based taxes, higher payroll tax and the costs of the Bermuda Deposit Insurance program.

Other gains decreased by $2.8 million to nil. Other gains in 2017 were due primarily to a $2.6 million receipt from a liquidation distribution on a pass-through note which was previously fully impaired in 2010 and $1.7 million of realized gains upon the sale of AFS investments.
Total assets as of December 31, 2018 were $5.3 billion, down $0.7 billion from December 31, 2017. Customer deposits ended 2018 at $4.5 billion, down $0.8 billion from the end of 2017 from deposits where certain large corporate customers withdrew deposits during the year, and loan balances ended 2018 at $2.0 billion, down $12.0 million from the end of 2017.
Client assets under administration for the trust and custody businesses as of December 31, 2018 were $46.9 billion and $16.5 billion, respectively, while assets under management were $3.6 billion. This compares with $47.8 billion, $19.6 billion and $3.7 billion, respectively, as of December 31, 2017.
2017 vs. 2016
Net income before other gains and losses was $73.9 million for the year ended December 31, 2017, up by $11.8 million from $62.1 million in the prior year. This increase was due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses.
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
Operating expenses increased by $27.5 million to $192.0 million in 2017 due primarily to increased salary and other employee benefit costs, resulting from increased post-retirement medical costs and higher performance related compensation, increased professional and other outside services costs, resulting from costs associated with the first year of Sarbanes-Oxley compliance implementation and the costs associated with the implementation of a new compliance system. This increase was further augmented by an increase in indirect taxation, resulting from a new asset-based tax, higher payroll tax and the costs of the Bermuda Deposit Insurance program, and increased marketing expenses resulting from marketing initiatives during the America's Cup in Bermuda.
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
We have continued to enhance our client delivery channels including online and mobile banking, and introduced Chip & PIN enabled credit card products in the market. With three Banking Centers in desirable locations and 13 ATMs strategically located in Grand Cayman, we continue to be a leading provider of financial services locally. The following table provides certain financial information for our Cayman Islands segment for the years ended December 31, 2018, 2017 and 2016.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2018	2017	2016	2017 to 2018	2016 to 2017	2017 to 2018	2016 to 2017
Net interest income	103.2	86.1	80.0	17.1	6.1	19.9%	7.6%
Provision for credit losses	1.3	1.0	2.1	0.3	(1.1)	30.0%	(52.4)%
Non-interest income	47.8	46.0	41.4	1.8	4.6	3.9%	11.1%
Net revenue before other gains (losses)	152.3	133.1	123.5	19.2	9.6	14.4%	7.8%
Operating expenses	(60.7)	(59.4)	(60.6)	(1.3)	1.2	2.2%	(2.0)%
Net income before other gains (losses)	91.6	73.7	62.9	17.9	10.8	24.3%	17.2%
Total other gains (losses)	0.4	—	(0.5)	0.4	0.5	—%	(100.0)%
Net income	92.0	73.7	62.4	18.3	11.3	24.8%	18.1%

Summary Balance Sheet	As of December 31,
(in millions of $)	2018	2017	Dollar change	Percent change
Customer deposits	3,320	2,935	385	13.1%
Loans, net of allowance for credit losses	1,012	953	59	6.2%
Total assets	3,706	3,242	464	14.3%
Assets under administration
Custody and other administration services	2,244	2,168	76	3.5%
Trust	7,700	5,083	2,617	51.5%
Assets under management
Butterfield Funds	229	129	100	77.5%
Other assets under management	606	727	(121)	(16.6)%
Total assets under management	835	856	(21)	(2.5)%
Number of employees	277	270	7	2.6%
2018 vs. 2017
Net income before other gains and losses for the year ended December 31, 2018 was $91.6 million, up by $17.9 million from $73.7 million in 2017. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses.
Net interest income before provision for credit losses was $103.2 million in 2018, an improvement of $17.1 million compared to 2017. The increase from 2017 to 2018 was driven primarily by an improvement in investment income which was up by $8.1 million from 2017 to 2018 as a result of an increase in average AFS and HTM investment balances, along with a 52 basis point increase in yield. Interest income on loans also increased by $6.3 million as a result of an increase in the Cayman base rate and higher loan volumes. Deposit liability costs increased from $2.9 million in 2017 to $3.8 million in 2018 as a result of slightly higher deposit rates.
Provision for credit losses was a recovery of $1.3 million in 2018, representing a decrease of $0.3 million compared to a smaller credit recovery in 2017. This decrease was primarily a result of a larger releases from the general provision in 2018.
Non-interest income was $47.8 million, up $1.8 million from 2017 due primarily to volume driven increases in banking fees led by account service charges, wire transfer and card volumes, foreign exchange income which increased due to higher volumes and increased trust revenue from the recent acquisition.
Operating expenses increased by $1.3 million from 2017 to 2018, to $60.7 million, driven primarily by increased performance related compensation costs, property costs, costs in technology and communication, as well as increased inter-company charges.
Other gains and losses for the year ended December 31, 2018 were gains of $0.4 million, an increase of $0.4 million from small losses in the prior year, which resulted primarily from investment sales as a part of the strategic repositioning of the investment portfolio.
Total assets as of December 31, 2018 were $3.7 billion, up $0.5 billion from the end of 2017, reflecting higher total deposit levels. Net loans increased $0.1 billion from year-end 2017 to year-end 2018 at $1.0 billion due to an increase in both corporate and consumer lending.
Client assets under administration for the trust and custody businesses were $7.7 billion and $2.2 billion, respectively, while assets under management were $0.8 billion at the end of 2018. This compares with $5.1 billion, $2.2 billion and $0.9 billion, respectively, on December 31, 2017.
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

Channel Islands and the UK
The Channel Islands and the UK segment includes the jurisdictions of Guernsey, Jersey (both in the Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial institutions including private banking and treasury services, internet banking, wealth management and fiduciary services. The UK jurisdiction provides mortgage services for high-value residential properties. The following table provides certain financial information for our Channel Islands and the UK segment for the years ended December 31, 2018, 2017 and 2016.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2018	2017	2016	2017 to 2018	2016 to 2017	2017 to 2018	2016 to 2017
Net interest income	34.5	23.6	16.2	10.9	7.4	46.2%	45.7%
Provision for credit losses	(1.1)	0.2	0.7	(1.3)	(0.5)	(650.0)%	(71.4)%
Non-interest income	26.8	24.4	28.2	2.4	(3.8)	9.8%	(13.5)%
Net revenue before other gains (losses)	60.2	48.2	45.1	12.0	3.1	24.9%	6.9%
Operating expenses	(50.4)	(43.8)	(55.4)	(6.6)	11.6	15.1%	(20.9)%
Net income before other gains (losses)	9.8	4.4	(10.3)	5.4	14.7	122.7%	(142.7)%
Total other gains (losses)	(1.2)	(1.5)	0.2	0.3	(1.7)	(20.0)%	(850.0)%
Net income	8.6	2.9	(10.1)	5.7	13.0	196.6%	(128.7)%

Summary Balance Sheet	As of December 31,
(in millions of $)	2018	2017	Dollar change	Percent change
Customer deposits	1,603	1,336	267	20.0%
Loans, net of allowance for credit losses	1,081	856	225	26.3%
Total assets	1,967	1,564	403	25.8%
Assets under administration
Custody and other administration services	6,282	5,754	528	9.2%
Trust	21,490	26,530	(5,040)	(19.0)%
Assets under management
Butterfield Funds	55	91	(36)	(39.6)%
Other assets under management	321	318	3	0.9%
Total assets under management	376	409	(33)	(8.1)%
Number of employees	331	246	85	34.6%
2018 vs. 2017
Our Channel Islands and the UK segment posted net income before gains and losses of $9.8 million in 2018, an increase of $5.4 million when compared to 2017. This movement is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses.
Net interest income before provision for credit losses increased by $10.9 million to $34.5 million in 2018, compared to $23.6 million in 2017, primarily due a $10.4 million increase in loan interest income, due to increased loans underwritten in the United Kingdom jurisdiction which were funded by the Guernsey jurisdiction. Partially offsetting this was a $4.7 million increase in interest expense, principally from a 22 basis point increase in the cost of deposits from increased rates on term deposits.
Provision for credit losses was an expense of $1.1 million, compared to an expense of $0.2 million in 2017 due to increased general provisioning rates on United Kingdom exposures compared to the prior year together with a specific provision raised in Guernsey of $0.8 million.
Non-interest income decreased by $2.4 million to $26.8 million in 2018, attributable to an increase in trust revenue predominantly as a result of new revenues generated from clients acquired from the recent acquisition.
Operating expenses of $50.4 million in 2018 were $6.6 million higher than 2017, principally due to increased salaries and other staff benefits from a higher headcount as a result of the recent acquisitions and increased discretionary incentive costs. Augmenting this was higher technology expenses from increased infrastructure investment to set up the Jersey jurisdiction and to accommodate the other elements of the recent acquisition.
Other losses for 2018 were $1.2 million, an improvement by $0.3 million compared to net losses of $1.5 million in 2017. Losses in 2018 reflected non-core settlement loss on a defined benefit pension plan, while losses in 2017 reflected purchase price adjustments during the earn-out period of the Legis transaction recorded in 2017. Net income after gains and losses was $8.6 million in 2017, an increase of $5.7 million from $2.9 million in 2017.
Total assets of $2.0 billion as of December 31, 2018, an increase from $1.6 billion as of December 31, 2017 primarily from an increase in customer deposits, principally in the Jersey jurisdiction and loan origination growth from the UK jurisdiction, which was funded by Guernsey.
At the end of 2018, client assets under administration for the trust and custody businesses were $21.5 billion and $6.3 billion, respectively, while assets under management were $0.4 billion. This compares with $26.5 billion, $5.8 billion and $0.4 billion, respectively, as of December 31, 2017.

2017 vs. 2016
Our Channel Islands and the UK segment posted net income before gains and losses of $2.9 million in 2017, an increase of $13.0 million when compared to 2016. This movement is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses.
Net interest income before provision for credit losses increased by $7.4 million to $23.6 million in 2017, compared to $16.2 million in 2016, primarily due a $5.2 million increase in loan interest income, due to an increase in United Kingdom loans. Augmenting this was a $0.5 million increase in interest expense, principally from a 1 basis point decrease in the cost of deposits and lower deposit volumes.
Provision for credit losses was a release of $0.2 million, compared to a release of $0.7 million in 2016 due to decreased general provisioning rates on United Kingdom exposures compared to the prior year.
Non-interest income decreased by $3.8 million to $24.4 million in 2017, attributable to a decrease in custody fees due to expired mandates and decreases in trust revenue due to lower billable time spent servicing clients, as well as the exit of the asset management business in the United Kingdom during 2017.
Operating expenses of $43.8 million in 2017 were $11.6 million lower than 2016, principally due to decreased restructuring costs incurred in the United Kingdom jurisdiction, decreased salaries and other employee benefits
Other losses for 2017 were $1.5 million, a decrease by $1.7 million compared to net gains of $0.2 million in 2016, due a further revision to the purchase price allocation of the Legis transaction in 2017, relative to a lower revision in 2016 due to positive results during a previously established earn-out period and higher gains on trading investments recorded in 2016. Net income after gains and losses was $2.9 million in 2017, an increase of $13.0 million from a net loss of $10.1 million in 2016.
Total assets of $1.6 billion as of December 31, 2017, an increase from $1.3 billion as of December 31, 2016 primarily from an increase in customer deposits and loan origination growth from the UK jurisdiction.
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
Even minor changes in the level of estimated losses can significantly affect management's determination of the appropriate allowance because those changes must be applied across a large portfolio. To illustrate, an increase in estimated losses equal to one percent of our residential mortgage loan portfolio would result in a $26.6 million increase in the allowance, and a corresponding decrease to net income, or a $0.48 decrease in basic earnings per common share. The same increase in estimated losses for the commercial loan and commercial mortgage portfolio would result in a $12.3 million increase in the allowance and a corresponding decrease to net income, or a $0.22 decrease in basic earnings per common share. Such adjustments to the allowance for credit losses can materially affect financial results.
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
There were no transfers between Level 1 and Level 2 during the years ended December 31, 2018 and 2017.
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
The valuation of goodwill is dependent on forward-looking expectations related to nationwide and local economic conditions and our associated financial performance. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects. We had $24.0 million as of December 31, 2018 and $21.5 million as of December 31, 2017 of goodwill, and the results of the impairment analysis for both annual periods resulted in no impairment being required.
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
See Note 11 "Employee benefit plans" to our audited consolidated financial statements as of December 31, 2018 for more information on our pension plans and post-retirement medical benefit plan, along with the key actuarial assumptions.

SELECTED STATISTICAL DATA
Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential
Average Balance Sheet and Interest Rates
The following table presents average consolidated balance sheets and net interest income for the years indicated:

	For the year ended December 31,
	2018			2017			2016
(in millions of $)	Average balance	Interest income/ expense	Average yield/ rate	Average balance	Interest income/ expense	Average yield/ rate	Average balance	Interest income/ expense	Average yield/ rate
Bermuda
Assets
Cash due from banks — Interest bearing	738.9	9.9	1.34%	915.6	8.3	0.90%	933.3	4.3	0.46%
Securities purchased under agreement to resell	72.0	1.9	2.59%	70.2	1.3	1.85%	26.7	0.4	1.56
Short-term investments	47.1	0.5	1.10%	210.6	0.8	0.40%	405.9	1.4	0.34%
Held-for-trading	1.1	—	—	0.9	—	—	0.7	—	—
Available-for-sale	1,874.2	46.2	2.47%	2,171.6	42.5	1.96%	1,808.0	32.5	1.80%
Held-to-maturity	898.4	27.5	3.06%	665.3	19.4	2.91%	430.0	12.2	2.85%
Investment in securities(1)	2,773.6	73.7	2.66%	2,837.8	61.9	2.18%	2,238.7	44.7	2.00%
Commercial	860.5	50.7	5.89%	681.0	37.5	5.49%	815.1	40.9	5.00%
Consumer	1,169.0	79.7	6.81%	1,218.4	78.0	6.39%	1,343.9	79.2	5.88%
Total loans, net of allowance for credit losses(2)	2,029.5	130.3	6.42%	1,899.4	115.4	6.07%	2,159.0	120.0	5.55%
Interest-earning assets	5,661.2	216.3	3.82%	5,933.7	187.8	3.16%	5,736.9	170.9	2.98%
Other assets	206.0			206.0			199.8
Total assets	5,867.2	216.3	3.69%	6,139.6	187.8	3.06%	5,936.7	170.9	2.88%
Liabilities
Customer deposits	3,679.9	(5.8)	(0.16)%	3,738.9	(3.9)	(0.10)%	3,784.9	(5.6)	(0.15)%
Bank deposits	9.5	(0.6)	(6.54)%	4.7	(0.3)	(6.99)%	22.8	(0.2)	(1.01)%
Interest bearing deposits	3,689.4	(6.4)	(0.17)%	3,743.6	(4.2)	(0.11)%	3,807.6	(5.8)	(0.15)%
Securities sold under agreement to repurchase	1.6	—	(2.11)%	—	—	—%	16.0	(0.1)	(0.72)%
Long-term debt	133.4	(6.9)	(5.21)%	117.0	(5.0)	(4.23)%	117.0	(4.5)	(3.84)%
Interest bearing liabilities	3,824.4	(13.4)	(0.35)%	3,860.6	9.2	(0.24)%	3,940.7	(10.4)	(0.26)%
Non-interest bearing current accounts	1,591.9			1,759.1			1,486.1
Other liabilities	193.5			177.6			175.7
Total liabilities	5,609.9	13.4	(0.24)%	5,797.3	(9.2)	(0.16)%	5,602.5	(10.4)	(0.19)%
Shareholders' equity	257.3			342.3			334.2
Total liabilities and shareholders' equity	5,867.2			6,139.6			5,936.7
Non-interest bearing funds net of non-interest-earning assets (free balance)	1,385.9			1,553.2			1,796.2
Net interest margin		229.6	3.58%		178.6	3.01%		160.5	2.78%
Net interest spread			3.45%			2.90%			2.69%
Ratio of average interest earning asset/ interest bearing liabilities	148.0%			153.7%			145.6%
Non-Bermuda
Assets
Cash due from banks — Interest bearing	1,031.5	11.9	1.15%	1,074.5	6.2	0.58%	1,146.6	3.0	0.26%
Short-term investments	87.7	0.7	0.77%	101.8	0.6	0.55%	142.8	0.7	0.47%
Held for trading	—	—	—%	—	—	—%	132.7	1.7	1.30%
Available-for-sale	900.1	22.7	2.52%	1,143.8	22.8	1.98%	1,326.8	20.7	1.55%
Held-to-maturity	905.2	27.9	3.08%	592.2	16.8	2.83%	242.4	10.0	4.11%
Investment in securities(1)	1,805.3	50.6	2.80%	1,736.0	39.5	2.28%	1,701.9	32.4	1.90%
Commercial	462.8	25.7	5.55%	549.9	23.3	4.24%	615.5	24.9	4.05%
Consumer	1,503.5	62.5	4.16%	1,216.5	48.3	3.97%	1,146.6	43.0	3.75%
Total loans, net of allowance for credit losses(2)	1,966.3	88.2	4.48%	1,766.4	71.6	4.05%	1,762.1	68.0	3.86%
Interest-earning assets	4,890.8	151.3	3.09%	4,678.7	117.9	2.52%	4,753.4	104.0	2.18%
Other assets	146.4			140.0			143.6
Total assets	5,037.2	151.3	3.00%	4,818.7	117.9	2.45%	4,897.0	104.0	2.12%
Liabilities
Customer deposits	3,672.9	(10.9)	(0.30)%	3,680.6	(6.3)	(0.17)%	3,890.7	(6.0)	(0.15)%
Bank deposits	13.5	(0.3)	(2.50)%	20.8	(0.5)	(2.17)%	35.5	—	(0.08)%
Interest bearing deposits	3,686.4	(11.2)	(0.30)%	3,701.5	(6.7)	(0.18)%	3,926.2	(6.0)	(0.15)%
Interest bearing liabilities	3,686.4	11.2	0.30%	3,701.5	6.7	0.18%	3,926.2	(6.0)	(0.15)%
Non-interest bearing current accounts	639.9			634.0			556.5
Other liabilities	87.5			76.8			(52.0)
Total liabilities	4,413.9	(11.2)	(0.25)%	4,412.3	(6.7)	(0.15)%	4,430.6	(6.0)	(0.14)%
Shareholders' equity	623.4			406.5			466.4
Total liabilities and shareholders' equity	5,037.2			4,818.7			4,897.0
Non-interest bearing funds net of non-interest-earning assets (free balance)	476.9			977.3			827.3
Net interest margin		140.1	2.86%		111.1	2.06%		98.0	2.06%
Net interest spread			2.75%			2.29%			1.99%
Ratio of average interest earning asset/ interest bearing liabilities	132.7%			126.4%			121.1%
______________________________

(1)	Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)
Interest income and rates on loans include loan fees. Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense
The following table presents the amount of changes in interest income and interest expense from December 31, 2017 to December 31, 2018 and from December 31, 2016 to December 31, 2017, due to changes in both average volume and average rate. Changes not solely due to volume or rate have been allocated to volume.

	2018 compared to 2017			2017 compared to 2016
(in millions of $)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)
	Volume	Rate		Volume	Rate
Interest income related to:
Bermuda
Cash due from banks — Interest bearing	(2.36)	3.96	1.60	(0.17)	4.14	3.97
Securities purchased under agreement to resell	0.05	0.52	0.57	0.80	0.08	0.88
Short-term investments	(1.80)	1.49	(0.31)	(0.78)	0.24	(0.54)
Held-for-trading	—	—	—	—	—	—
Available-for-sale	(7.34)	11.02	3.68	7.04	3.00	10.04
Held-to-maturity	7.12	0.96	8.09	6.82	0.32	7.14
Total investment in securities(1)	(0.21)	11.98	11.77	13.86	3.33	17.18
Commercial	10.56	2.64	13.20	(7.49)	4.08	(3.41)
Consumer	(3.36)	5.06	1.70	(8.25)	7.02	(1.23)
Total loans, net of allowance for credit losses(2)	7.20	7.70	14.90	(15.73)	11.10	(4.64)
Total interest-earning assets	2.87	25.65	28.52	(2.02)	18.88	16.86
Interest expenses related to:
Customer deposits	0.09	(1.97)	(1.88)	0.06	1.62	1.69
Bank deposits	(0.32)	0.02	(0.29)	1.27	(1.36)	(0.10)
Securities sold under agreement to repurchase	—	(0.03)	(0.03)	—	0.12	0.12
Long-term debt	(0.86)	(1.14)	(1.99)	—	(0.46)	(0.46)
Total interest bearing liabilities	(1.08)	(3.12)	(4.20)	1.33	(0.08)	1.25
Change in net interest income	1.79	22.53	24.33	(0.69)	18.80	18.11
Non-Bermuda
Cash due from banks — Interest bearing	(0.50)	6.18	5.68	(0.43)	3.64	3.20
Short-term investments	(0.11)	0.23	0.12	(0.23)	0.12	(0.11)
Held-for-trading	—	—	—	(1.73)	—	(1.73)
Available-for-sale	(6.15)	6.10	(0.05)	(3.70)	5.79	2.08
Held-to-maturity	9.63	1.47	11.11	9.88	(3.15)	6.73
Total investment in securities(1)	3.49	7.58	11.06	4.45	2.64	7.09
Commercial	(4.83)	7.21	2.38	(2.78)	1.16	(1.63)
Consumer	11.93	2.27	14.20	2.78	2.51	5.28
Total loans, net of allowance for credit losses(2)	7.10	9.48	16.57	(0.01)	3.66	3.66
Interest rate swaps	—	—	—	—	—	—
Total interest earning assets	9.97	23.46	33.44	3.78	10.06	13.84
Interest expenses related to:
Customer deposits	0.02	(4.63)	(4.60)	0.38	(0.66)	(0.29)
Bank deposits	0.18	(0.07)	0.11	0.32	(0.74)	(0.42)
Total interest bearing liabilities	0.20	(4.70)	(4.49)	0.69	(1.40)	(0.71)
Change in net interest income	10.18	18.77	28.94	4.48	8.65	13.13
______________________________

(1)	Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)
Interest income and rates on loans include loan fees. Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.

Investment Portfolio
The following table sets forth the composition of our debt and equity securities as of the dates indicated measured at amortized cost of fair value. See Note 5 "Investment in securities" to our audited consolidated financial statements as of and for the year ended December 31, 2018 and 2017, included elsewhere in this report for further discussion.

	As of December 31,
(in millions of $)	2018	2017
Trading
Mutual funds	6.5	6.8
Total trading	6.5	6.8
Available-for-sale
US government and federal agencies	1,786.5	2,709.1
Non-US governments debt securities	25.4	26.2
Corporate debt securities	78.7	243.4
Asset-backed securities — Student loans	12.6	12.5
Commercial mortgage-backed securities	123.2	141.5
Residential mortgage-backed securities	156.3	184.7
Total available-for-sale	2,182.7	3,317.4
Held-to-maturity
US government and federal agencies	2,066.1	1,382.0
Total held-to-maturity	2,066.1	1,382.0
Total investment in securities	4,255.4	4,706.2

The following table presents an analysis of remaining contractual maturities and weighted average yields for interest bearing securities as of December 31, 2018. Yields on tax-exempt obligations have been computed on a tax-equivalent basis.

	Remaining term to maturity
(in millions of $)	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Total
Trading
Mutual funds	—	—	—	—	6.5	6.5
Total trading	—	—	—	—	6.5	6.5
Available-for-sale
US government and federal agencies	—	34.4	—	—	1,752.1	1,786.5
Non-US governments debt securities	3.1	22.4	—	—	—	25.5
Corporate debt securities	14.9	63.8	—	—	—	78.7
Asset-backed securities — Student loans	—	—	—	—	12.6	12.6
Commercial mortgage-backed securities	—	—	—	—	123.2	123.2
Residential mortgage-backed securities	—	—	—	—	156.3	156.3
Total available-for-sale	18.0	120.6	—	—	2,044.2	2,182.8
Held-to-maturity
US government and federal agencies	—	—	—	—	2,066.1	2,066.1
Total held-to-maturity	—	—	—	—	2,066.1	2,066.1
Total investment in securities	18.0	120.6	—	—	4,116.8	4,255.4
Weighted average yield(1)	2.17%	2.61%	—%	—%	3.09%
___________

(1)	Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.
As of December 31, 2018, no investment other than securities of the US Government and US Government agencies exceeded 10% of shareholders' equity.

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

	As of December 31,
	2018		2017		2016		2015		2014
		Non-		Non-		Non-		Non-		Non-
(in millions of $)	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda
Government	93.0	12.7	140.0	13.4	94.5	17.9	202.8	22.4	66.7	46.8
Commercial and industrial	291.5	222.4	197.3	173.7	130.2	201.7	121.5	221.2	137.1	251.4
Commercial overdrafts	16.3	16.8	18.6	2.9	22.6	2.8	35.0	5.7	48.1	11.2
Total commercial loans	400.8	251.8	355.9	190.0	247.3	222.3	359.2	249.4	251.9	309.4
Specific allowance for credit losses on commercial loans	(2.8)	(1.7)	(2.9)	—	(0.6)	—	(0.6)	—	(0.4)	(0.1)
Total commercial loans after specific allowance for credit loss	398.0	250.1	353.0	190.0	246.7	222.3	358.6	249.4	251.5	309.3
Commercial mortgage	304.5	192.5	346.1	189.7	364.0	217.6	415.7	249.6	415.3	281.7
Construction	29.8	48.9	24.5	23.7	24.5	4.4	5.4	8.2	—	20.6
Total commercial real estate loans	334.3	241.4	370.6	213.5	388.5	222.0	421.1	257.8	415.3	302.3
Specific allowance for credit losses on commercial real estate loans	(0.6)	—	(0.6)	—	(0.8)	—	(0.7)	(2.2)	(0.8)	(1.1)
Total commercial real estate loans after specific allowance for credit losses	333.7	241.4	370.0	213.5	387.7	222.0	420.4	255.6	414.5	301.2
Automobile financing	13.2	7.0	13.1	6.2	13.1	6.9	12.3	7.6	12.6	7.7
Credit card	60.5	23.6	57.8	21.2	57.7	20.8	59.1	19.8	58.5	20.7
Overdrafts	10.5	2.4	5.5	2.9	2.4	3.2	4.8	8.2	12.9	8.2
Other consumer	28.4	35.1	29.8	51.2	30.8	63.2	32.0	84.1	43.7	113.9
Total consumer loans	112.6	68.0	106.2	81.5	104.0	94.1	108.2	119.7	127.8	150.5
Specific allowance for credit losses on consumer loans	(0.3)	—	(0.3)	—	(0.3)	—	(0.3)	—	(0.4)	—
Total consumer loans after specific allowance for credit losses	112.4	68.0	105.9	81.5	103.7	94.1	107.9	119.6	127.4	150.5
Residential mortgage loans	1,121.3	1,538.7	1,156.1	1,338.6	1,205.5	1,131.1	1,243.2	1,290.8	1,270.9	1,238.6
Specific allowance for credit losses on residential mortgage loans	(8.6)	(1.0)	(8.7)	(1.2)	(9.6)	(0.6)	(13.4)	(1.9)	(14.8)	(1.4)
Total residential mortgage loans after specific allowance for credit losses	1,112.7	1,537.7	1,147.5	1,337.3	1,195.9	1,130.5	1,229.8	1,288.9	1,256.1	1,237.2
Total gross loans	1,969.0	2,100.0	1,988.8	1,823.5	1,945.2	1,669.5	2,131.8	1,917.7	2,065.8	2,000.8
Specific allowance for credit losses	(12.2)	(2.7)	(12.4)	(1.3)	(11.2)	(0.6)	(15.0)	(4.1)	(16.2)	(2.6)
General allowance for credit losses	(7.1)	(3.1)	(16.3)	(5.5)	(25.0)	(7.6)	(20.2)	(10.0)	(19.0)	(9.7)
Net loans	1,949.7	2,094.2	1,960.1	1,816.8	1,909.1	1,661.4	2,096.6	1,903.5	2,030.6	1,988.6

Maturity Profile of the Loan Portfolio
The following table presents certain items in our loan portfolio by contractual maturity as of December 31, 2018.

	As at December 31, 2018 Remaining term to average contractual maturity
(in millions of $) (audited)	Within 1 year	1 to 5 years	Over 5 years	Total
Bermuda
Commercial loans	81.5	228.6	90.8	400.9
Commercial real estate	16.4	100.0	217.8	334.2
Consumer loans	75.3	30.6	6.8	112.7
Residential mortgages	10.4	48.6	1,062.3	1,121.3
Total Bermuda	183.6	407.8	1,377.7	1,969.1
Non-Bermuda
Commercial loans	53.3	181.9	16.6	251.8
Commercial real estate	49.2	72.9	119.2	241.3
Consumer loans	37.3	16.5	14.2	68.0
Residential mortgages	152.1	833.6	553.0	1,538.7
Total Non-Bermuda	291.9	1,104.9	703.0	2,099.8
Total	475.5	1,512.7	2,080.7	4,068.9

The following table presents our loan portfolio by maturity and type of interest as of December 31, 2018.

	As at December 31, 2018 Remaining term to average contractual maturity
(in millions of $) (audited)	Within 1 year	1 to 5 years	Over 5 years	Total
Loans with fixed interest rates	24.1	101.5	429.4	555.0
Loans with floating or adjustable interest rates	451.3	1,411.3	1,651.3	3,513.9
Total	475.4	1,512.8	2,080.7	4,068.8

Loan and Lease Concentrations
As of December 31, 2018, we did not identify any concentration of loans and leases that exceeded 10% of total loans and leases. See Note 7 "Credit risk concentrations" to our audited consolidated financial statements as of and for the year ended December 31, 2018 included elsewhere in this report for further discussion of how we manage concentration exposures.
Risk Elements
For details on our policy for placing loans on non-accrual status, see Note 2 "Significant accounting policies" to our audited consolidated financial statements as of and for the year ended December 31, 2018 included elsewhere in this report.

The following table shows a five-year history of non-accrual loans, loans past due 90 days or more and other potential problem loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates" for our policies for determining non-performing and potential problem loans.

	As of December 31,
	2018		2017		2016		2015		2014
		Non‑		Non‑		Non‑		Non‑		Non‑
(in millions of $)	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda	Bermuda
Non-accrual loans
Commercial loans
Commercial and industrial	7.4	3.8	7.5	—	0.6	—	0.6	—	0.6	0.1
Commercial overdrafts	—		—		—	—	—	—	0.1	0.1
Total commercial loans	7.4	3.8	7.5	—	0.6	—	0.6	—	0.7	0.2
Commercial real estate loans	4.1	—	4.3	0.4	5.5	0.5	5.4	4.9	8.3	4.0
Consumer loans
Automobile financing	0.2	—	0.2	—	0.3	—	0.1	—	0.1	—
Credit card	—	—	—	—	—	—	—	—	—	—
Overdrafts	—	—	—	—	—	—	—	—	—	—
Other consumer	0.8	—	0.5	—	0.6	0.1	0.9	0.4	1.6	0.2
Total consumer loans	1.0	—	0.7	—	0.9	0.1	1.0	0.4	1.7	0.2
Residential mortgages	28.4	3.8	26.4	4.5	34.0	6.9	40.4	12.6	45.0	11.7
Total non‑accrual loans	40.9	7.6	38.9	4.9	40.9	7.5	47.4	17.9	55.7	16.1
Accruing loans past due 90 days and more
Commercial loans
Commercial and industrial	—	—	—	—	—	—	—	—	—	1.1
Commercial overdrafts	—	—	—	—	—	—	—	—	—	—
Total commercial loans	—	—	—	—	—	—	—	—	—	1.1
Commercial real estate loans	—	—	—	—	—	—	—	0.7	—	0.8
Consumer loans
Automobile financing	—	—	—	—	—	—	—	—	—	—
Credit card	0.1	—	0.2	—	0.4	—	0.1	—	0.2	—
Overdrafts	—	—	—	—	—	—	—	0.5	—	—
Other consumer	—	—	—	—	—	0.3	0.1	—	—	0.3
Total consumer loans	0.1	—	0.2	—	0.4	0.3	0.2	0.5	0.2	0.3
Residential mortgages	6.1	0.4	2.7	1.5	6.2	2.3	4.5	8.2	8.5	14.9
Total accruing loans past 90 days and more	6.2	0.4	2.9	1.5	6.6	2.6	4.7	9.4	8.7	17.1
Loans modified in a troubled debt restructuring ("TDR")(1)
Commercial loans	—	1.0	—	1.0	—	1.0	—	1.1	—	—
Commercial real estate loans	4.0	0.5	4.1	0.4	2.8	0.5	14.2	0.4	17.9	8.0
Consumer loans	—	—	—	—	—	—	—	0.1	—	0.1
Residential mortgages	71.3	3.4	66.6	3.9	43.5	3.0	34.0	1.6	22.2	1.2
Total loans modified in a TDR	75.3	4.9	70.7	5.3	46.2	4.5	48.2	3.2	40.1	9.3
________________

(1)	Total recorded investment.

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

(in millions of $)	Year-ended December 31, 2018 Total
Gross amount of interest income that would have been recorded in accordance with original contractual terms, and had been outstanding throughout the year or since origination, if held for only part of the year(1)	8.4
Interest income actually recognized	(4.9)
Total interest income forgone	3.5
________________

(1)	Based on the contractual rate that was being charged at the time the loan was restructured or placed on non-accrual status.
Potential Problem Loans
This disclosure presents outstanding amounts as well as specific reserves for certain loans and leases where information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present repayment terms. At December 31, 2018, we did not identify any potential problem loans or leases within the portfolio that were not already included in "Risk Elements" above.
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

Country of counterparty	United Kingdom	United States	Canada	St. Lucia	Australia
(in millions of $)	For the year ended December 31, 2018
Governments and official institutions	51.0	99.3	146.6	—	—
Banks and other financial institutions	657.2	405.5	314.3	—	145.7
Commercial and industrial	317.0	174.6	—	90.5	—
Residential	469.4	3,973.9	—	—	—
Total cross border outstandings	1,494.6	4,653.3	460.9	90.5	145.7
Net local country claims	18.8	—	—	—	—
Cross‑border commitments	36.9	—	—	—	—
Total exposure	1,550.3	4,653.3	460.9	90.5	145.7

Country of counterparty	United Kingdom	United States	Canada	St. Lucia	Australia
(in millions of $)	For the year ended December 31, 2017
Governments and official institutions	159.7	249.1	115.5	—	—
Banks and other financial institutions	602.6	444.7	272.7	—	113.9
Commercial and industrial	208.3	349.9	—	120.1	—
Residential	355.7	4,183.5	—	—	—
Total cross border outstandings	1,326.3	5,227.2	388.2	120.1	113.9
Net local country claims	16.2	—	—	—	—
Cross‑border commitments	52.7	—	—	—	—
Total exposure	1,395.2	5,227.2	388.2	120.1	113.9

Country of counterparty	United Kingdom	United States	Canada	Guernsey (1)
(in millions of $)	For the year ended December 31, 2016
Governments and official institutions	580.1	398.1	271.5	—
Banks and other financial institutions	566.4	846.4	246.9	—
Commercial and industrial	46.5	334.5	—	—
Residential	312.0	3,674.1	—	—
Total cross‑border outstandings	1,505.0	5,253.0	518.4	—
Net local country claims	102.0	—	—	—
Cross‑border commitments	—	—	—	—
Total exposure	1,607.0	5,253.0	518.4	—
____________________________
There were no countries listed above which were experiencing liquidity problems as of any of the period-end dates listed.

(1)    For the year ended December 31, 2016, there were no cross border outstanding exposures to Guernsey in excess of 1% of total assets.
Loan Concentration
As of December 31, 2018, there were no individual loans for which their net carrying value was greater than 10% of the total loans outstanding.
Summary of Loan Loss Experience
The following table presents our loan loss experience for the years indicated.

	For the year ended December 31,
(in millions of $)	2018	2017	2016	2015	2014
Balance at the beginning of the year	35.4	44.2	49.3	47.5	52.8
Bermuda
Charge-offs
Commercial loans	(0.2)	—	(0.1)	(0.2)	—
Commercial real estate	—	—	(2.8)	(0.2)	(6.6)
Consumer loans	(0.6)	(1.3)	(1.7)	(3.3)	(2.0)
Residential mortgages	(2.2)	(2.3)	(2.9)	(1.6)	(3.7)
Recoveries
Commercial loans	—	0.1	0.1	—	—
Commercial real estate	—	—	—	0.2	—
Consumer loans	0.4	0.5	1.1	0.3	1.9
Residential mortgages	0.1	0.3	—	1.1	—
Non-Bermuda
Charge-offs
Commercial loans	—	(0.2)	—	(0.3)	(0.8)
Commercial real estate	—	(0.8)	(1.7)	(0.1)	—
Consumer loans	(0.3)	0.3	(0.2)	(0.4)	0.1
Residential mortgages	(0.7)	(0.1)	(1.0)	(0.4)	(2.5)
Recoveries
Commercial loans	—	—	—	0.2	0.1
Commercial real estate	—	—	—	0.6	—
Consumer loans	0.3	0.2	0.2	0.1	—
Residential mortgages	0.1	0.2	0.1	0.3	0.3
Charge-offs, net of recoveries	(3.2)	(3.1)	(9.0)	(3.7)	(13.2)
Additional charge to operations	(7.1)	(5.7)	3.9	5.5	7.9
Balance at the end of the year	25.1	35.4	44.2	49.3	47.5
Average loans	3,995.8	3,665.8	3,921.1	4,026.7	4,075.0
Ratio of net charge-offs during the period to average loans outstanding during the year	(0.08)%	(0.08)%	(0.23)%	(0.09)%	(0.32)%

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this report for further details on additional charges to operations.
The following table presents allocation of allowances for credit losses for the periods indicated.

	For the year ended December 31,
	2018		2017		2016		2015		2014
(in millions of $)	$	%(1)	$	%(1)	$	%(1)	$	%(1)	$	%(1)
Balance at the end of the year
Bermuda
Commercial loans	4.5	1.1	1.8	0.5	1.7	0.7	4.3	1.2	3.1	1.2
Commercial real estate	3.4	1.0	8.4	2.3	13.2	3.4	3.7	0.9	4.2	1.0
Consumer loans	0.7	0.6	0.7	0.6	0.7	0.7	1.3	1.2	1.4	1.1
Residential mortgages	10.7	1.0	17.9	1.5	20.5	1.7	25.9	2.1	26.5	2.1
Non-Bermuda
Commercial loans	2.4	0.9	1.5	0.8	1.7	0.8	4.4	1.8	4.7	1.5
Commercial real estate	0.7	0.3	2.2	1.0	3.0	1.3	2.8	1.1	1.7	0.6
Consumer loans	0.1	0.2	0.2	0.3	0.3	0.3	1.5	1.2	1.4	0.9
Residential mortgages	2.6	0.2	2.8	0.2	3.2	0.3	5.4	0.4	4.5	0.4
Total	25.1	0.6	35.5	0.9	44.2	1.2	49.3	1.6	47.5	1.6
______________________________

(1)	Percent of loans in each category to total loans.
Deposits
The following table presents our interest bearing deposits for the years indicated.

	For the year ended December 31,
	2018		2017		2016
(in millions of $, unless otherwise indicated)	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Interest bearing deposits
Bermuda
Demand	2,816.3	—%	2,873.3	0.01%	2,881.0	0.05%
Term	863.6	0.73%	865.6	0.41%	903.9	0.45%
Total Bermuda(1)	3,679.9		3,738.9		3,784.9
Non‑Bermuda
Demand	2,771.1	0.07%	2,823.6	0.05%	3,205.6	0.08%
Term	901.8	0.99%	857.0	0.57%	685.1	0.50%
Total Non‑Bermuda	3,672.9		3,680.6		3,890.7
Total interest bearing deposits	7,352.8		7,419.6		7,675.6
Non‑interest bearing demand deposits
Bermuda(1)	1,591.9		1,759.1		1,486.1
Non‑Bermuda	639.9		634.0		556.5
Total non‑interest bearing deposits	2,231.8		2,393.1		2,042.6
___________________________

(1)	The aggregate amount of deposits by foreign depositors in Bermuda was approximately $1,506.8 million, $813.4 million, and $1,028.2 million as of December 31, 2018, 2017 and 2016, respectively.

Term Deposits of $100,000 or More
The following table presents the amount of term deposits of $100,000 or more by time remaining until maturity as of December 31, 2018:

	Remaining term to maturity
(in millions of $)	3 months or less	3 to 6 months	6 to 12 months	Over 12 months	Total
Bermuda
Customer	598.5	92.4	184.3	43.4	918.7
Bank	—	—	—	—	—
Total Bermuda	598.5	92.4	184.3	43.4	918.7
Non‑Bermuda
Customer	608.4	126.0	235.3	11.5	981.2
Bank	6.7	—	0.1	—	6.8
Total Non‑Bermuda	615.1	126.0	235.4	11.5	988.0
Total Term Deposits of $100,000 or More	1,213.6	218.4	419.7	54.9	1,906.7

Return on Equity and Assets
The following table presents our return on equity and assets for the years indicated.

	For the year ended December 31,
	2018	2017	2016
Return on assets(1)	1.8%	1.4%	1.1%
Return on equity(2)	23.1%	19.9%	8.9%
Dividend payout ratio(3)	42.8%	46.4%	33.9%
Equity to assets ratio(4)	8.1%	6.8%	7.6%
______________________________

(1)	Net income divided by average total assets.

(2)	Net income divided by average equity.

(3)	Dividends declared per share divided by net income per share. Figures reflect a ten-for-one reverse share split of common shares that the Bank effected on September 6, 2016.

(4)	Average equity divided by average total assets.

Short-Term Borrowings
There were no short-term borrowings in excess of 30% of shareholders' equity as of December 31, 2018 and 2017.

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
The Risk Policy and Compliance Committee ("RPC"):    This committee of the Board assists the Board in fulfilling its responsibilities by overseeing the Group's risk profile and its performance against approved risk appetites and tolerance thresholds. Specifically, the committee considers the sufficiency of the Group's policies, procedures and limits related to the identification, measurement, monitoring and control of activities that give rise to credit, market, liquidity, interest rate, operational, regulatory, compliance and reputational risks, as well as overseeing its compliance with laws, regulations and codes of conduct.
The Audit Committee:    This committee reviews the overall adequacy and effectiveness of the Group's system of internal controls and the control environment, including in respect of the risk management process. It reviews recommendations arising from internal and independent audit review activities and management's response to any findings raised.
Both the RPC and Audit Committees are supported in the execution of their respective mandates by the dedicated Audit, Compliance and Risk Policy Committees for our UK, Guernsey, Jersey, Cayman Islands and the Bahamas operations, which oversee the sufficiency of local risk management policies and procedures and the effectiveness of the system of internal controls that are in place. These committees are chaired by non-executive directors drawn from the boards of directors for each segment.
The Group executive management team is led by the Chairman and Chief Executive Officer ("CEO") and includes the members of executive management reporting directly to the CEO. The executive management team is responsible for setting business strategy and for monitoring, evaluating and managing risks across the Group. It is supported by the following management committees:
The Group Risk Committee ("GRC"):    This committee comprises executive and senior management team members and is chaired by the Chief Risk Officer. It provides a forum for the strategic assessment of risks assumed across the Group as a whole based on an integrated view of credit, market, liquidity, legal and regulatory compliance, operational, cyber, insurance, pension, investment, capital and reputational risks, ensuring that these exposures are consistent with the risk appetites and tolerance thresholds promulgated by the Board. It is responsible for reviewing, evaluating and recommending the Group's Risk Appetite Framework, the results of the Capital Assessment and Risk Profile ("CARP"), the recovery and resolution planning process (including all associated stress testing performed) and the Group's key risk policies to the Board for approval, for reviewing and evaluating current and proposed business strategies in the context of our risk appetites and for identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.
The Group Asset and Liability Committee ("GALCO"):    This committee comprises executive and senior management team members and is chaired by the Chief Financial Officer. The committee is responsible for liquidity, interest rate and exchange rate risk management and other balance sheet issues. It also oversees key policies and the execution of the Group's investment and capital management strategies and monitors the associated risks assumed. It is supported in the execution of its mandate by the work undertaken by the dedicated Asset & Liability Committees in each of the Bank's jurisdictional business units.
The Group Credit Committee ("GCC"):    This committee comprises executive and senior management and is chaired by the Chief Risk Officer. The committee is responsible for a broad range of activities relating to the monitoring, evaluation and management of credit risks assumed across the Group at both transaction and portfolio levels. It is supported in the execution of its mandate by the Financial Institutions Committee ("FIC"), a dedicated sub-committee that is responsible for the evaluation and approval of recommended inter-bank and counterparty exposures assumed in the Group's treasury and investment portfolios, and by the activities of the segment Credit Committee, which reviews and approves transactions within delegated authorities and recommends specific transactions outside of these limits to the GCC for approval.
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
Group Compliance — This unit provides independent analysis and assurance of our compliance with applicable laws, regulations, codes of conduct and recommended best practices, including those associated with the prevention of financial crime, including money laundering and terrorist financing. It is also responsible for assessing our potential exposure to upstream risks and for providing guidance on the preparations that should be made in advance of these changes coming into effect. The Group Head of Compliance reports directly to the CEO.
Group Operational Risk — This unit assesses the effectiveness of our procedures and internal controls in managing our exposure to various forms of operational risk, including those associated with new business activities and processes and the deployment of new technologies. It also oversees our incident management processes and reviews the effectiveness of our loss data collection activities.
The third "line of defense" is provided by our Group Internal Audit function, which performs oversight and ongoing review, and challenges the effectiveness of the internal controls that are executed by both the business and Risk Management. The Group Head of Internal Audit reports to the Chair of the Audit Committee.
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
Each of our regulated entities is separately monitored by the local regulatory authority in that jurisdiction to ensure their financial stability and soundness.
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

	Earlier of contractual maturity or repricing date
December 31, 2018 (in millions of $)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing	Total	Total fair value(1)
Assets
Cash and deposits with banks	1,930	—	—	—	—	124	2,054	2,054
Securities purchased under agreement to resell	27	—	—	—	—	—	27	27
Short-term investments	40	10	—	—	—	2	52	52
Investments(2)	488	35	8	245	3,473	6	4,255	4,225
Loans(3)	3,160	278	38	223	330	15	4,044	4,047
Other assets	—	—	—	—	—	341	341	341
Total assets	5,645	323	46	468	3,803	488	10,773	10,746
Liabilities and shareholders' equity
Demand deposits	5,357	—	—	—	—	2,120	7,477	7,477
Term deposits(4)	1,245	228	432	70	—	—	1,975	1,970
Other liabilities	—	—	—	—	—	296	296	296
Subordinated capital(4)	70	—	—	73	—	—	143	146
Shareholders' equity	—	—	—	—	—	882	882	857
Total liabilities and shareholders' equity	6,672	228	432	143	—	3,298	10,773	10,746
Interest rate sensitivity gap	(1,027)	95	(386)	325	3,803	(2,810)	—
Cumulative interest rate sensitivity gap	(1,027)	(932)	(1,318)	(993)	2,810	—	—
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
We use an interest rate risk simulation model to test the interest rate sensitivity of net interest income and the balance sheet. Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows. We also analyze the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the fair value of assets less the fair value of liabilities. The economic value of equity is a longer-term view of interest rate risk because it measures the present value of all future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to our future earnings and is used in conjunction with the analysis on net interest income. The following table summarizes simulated change in net interest income versus unchanged rates as of December 31, 2018 and December 31, 2017:

	For the year ended
	December 31, 2018		December 31, 2017
	Following 12 Months	Months 13 - 24	Following 12 Months	Months 13 - 24
+300 basis points	10.40%	13.20%	17.40%	21.40%
+200 basis points	6.80%	8.90%	11.70%	14.50%
+100 basis points	3.70%	4.90%	6.00%	7.60%
Flat rates	0.00%	0.00%	0.00%	0.00%
−100 basis points	(8.20)%	(11.10)%	(13.80)%	(16.50)%
The following table presents the change in our economic value of equity as of December 31, 2018 and December 31, 2017, assuming immediate parallel shifts in interest rates:

	For the year ended
	December 31, 2018	December 31, 2017
+300 basis points	(6.20)%	(3.60)%
+200 basis points	(4.50)%	(2.80)%
+100 basis points	(2.10)%	(1.40)%
Flat rates	0.00%	0.00%
−100 basis points	(3.20)%	(1.80)%
The differences between the change in our economic value of equity assuming immediate parallel shifts in interests rates from December 31, 2017 to December 31, 2018 is driven by an increase in non-interest bearing deposits and an increase in fixed rate investments, which impacted both the maturity and convexity of interest bearing assets and liabilities on the balance sheet.
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
We maintained a balance sheet with loans representing 37.5% of total assets as of December 31, 2018. Further, at that date there were significant sources of liquidity within our balance sheet in the form of cash and cash equivalents, short-term investments securities purchased under agreement to resell and investments (excluding held-to-maturity investments) amounting to $6.4 billion, or 59.3%, of total assets.
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
Exposures
The following tables analyze the Group's regulatory credit risk exposures as of December 31, 2018 and December 31, 2017. Exposures are allocated to specific standardized exposure portfolios determined by the BMA's Revised Framework for Regulatory Capital Assessment and it is these portfolios that determine the risk weights used. These exposures include both on and off-balance sheet exposures, with the latter shown separately after credit conversion factors have been applied.

Analysis of exposures class (in millions of $)	Average Exposure 2018	Position as of December 31, 2018	Average Exposure 2017	Position as of December 31, 2017
Cash	45.0	38.4	51.5	44.4
Claims on Sovereigns	528.1	331.2	965.2	618.4
Claims on Public Sector Entities	102.4	101.9	102.9	99.9
Claims on Corporates	628.1	609.2	527.9	589.3
Claims on Banks and Securities Firms	1,513.0	1,877.7	1,532.2	1,531.8
Securitizations	4,351.4	4,121.2	4,154.3	4,354.5
Retail Loans	216.2	222.1	211.6	211.9
Residential Mortgages	2,531.0	2,626.5	2,368.5	2,462.9
Commercial Mortgages	515.4	487.1	551.9	527.0
Past Due Loans	42.5	45.2	47.3	39.1
Other Balance Sheet Exposures	247.8	235.1	254.6	250.9
Non‑Market Related Off-Balance Sheet Credit Exposures	367.2	379.8	380.5	406.4
Market Related Off‑Balance Sheet Credit Exposures	60.1	51.3	71.0	48.2
Total	11,148.2	11,126.7	11,219.4	11,184.7

Geographic segment distribution of exposures class as of December 31, 2018 (in millions of $)	Bermuda	Cayman	Channel Islands & UK	Other	Total
Cash	21.7	16.7	—	—	38.4
Claims on Sovereigns	203.5	30.0	97.7	—	331.2
Claims on Public Sector Entities	93.0	8.9	—	—	101.9
Claims on Corporates	362.3	161.9	85.0	—	609.2
Claims on Banks and Securities firms	592.2	874.7	405.5	5.3	1,877.7
Securitizations	2,358.9	1,601.9	160.4	—	4,121.2
Retail loan	106.7	111.6	3.8	—	222.1
Residential Mortgages	1,089.6	554.3	982.6	—	2,626.5
Commercial Mortgages	301.0	174.1	12.0	—	487.1
Past Due Loans	41.9	3.3	—	—	45.2
Other Balance Sheet Exposures	141.1	61.9	25.7	6.4	235.1
Non‑Market Related Off-Balance Sheet Credit exposures	180.9	165.1	33.8	—	379.8
Market Related Off-Balance Sheet Credit Exposures	29.0	18.0	4.3	—	51.3
Total	5,521.8	3,782.4	1,810.8	11.7	11,126.7

Residual maturity breakdown of exposures class as of December 31, 2018 (in millions of $)	Up to 12 months	1 ‑ 5 years	More than 5 years	No specific maturity	Total
Cash	38.4	—	—	—	38.4
Claims on Sovereigns	274.3	56.9	—	—	331.2
Claims on Public Sector Entities	—	95.4	6.5	—	101.9
Claims on Corporates	148.0	320.6	140.6	—	609.2
Claims on Banks and Securities firms	1,813.5	64.2	—	—	1,877.7
Securitizations	—	11.1	4,110.1	—	4,121.2
Retail loan	156.5	49.1	16.5	—	222.1
Residential Mortgages	160.6	880.1	1,585.8	—	2,626.5
Commercial Mortgages	20.7	165.5	300.9	—	487.1
Past Due Loans	10.0	4.1	31.1	—	45.2
Other Balance Sheet Exposures	—	—	—	235.1	235.1
Non‑Market Related Off-Balance Sheet Credit exposures	379.8	—	—	—	379.8
Market Related Off-Balance Sheet Credit Exposures	51.3	—	—	—	51.3
	3,053.1	1,647.0	6,191.5	235.1	11,126.7

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
Product Concentration
Product concentration is defined in the context of credit risk, as an over-weighting in the portfolio to a given product type, making the Group vulnerable to the impact of a variety of external factors that could either reduce demand for the product itself or lead to an increase in the level of default rates experienced. We operate as a full service bank in Bermuda and Cayman and aim to satisfy the requirements of our customers in these communities through the range of products and services we offer. Accordingly, there is no dependence or concentration on a single product in these markets outside of the residential mortgage portfolios, which comprised 65.4% of the Group's loan book as of December 31, 2018 (compared to 65.4% as of December 31, 2017); in Bermuda, residential mortgage lending made up 57.1% of the Bermuda loan book as of December 31, 2018 (compared to 58.5% as of December 31, 2017), and loans for many purposes (education, business support, family requirements) were made in the form of residential mortgages. Product category analysis confirms that the total lending portfolio is concentrated in the property market; this has been addressed in stress testing performed.
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
The following table shows the exposures to counterparty credit risk for derivative contracts as of December 31, 2018 and December 31, 2017:

(in millions of $)	Gross Positive Fair Value of Contracts as of December 31, 2018	Potential Future Credit Exposure as of December 31, 2018	Alpha as of December 31, 2018	EAD Value as of December 31, 2018	Gross Positive Fair Value of Contracts as of December 31, 2017	Potential Future Credit Exposure as of December 31, 2017	Alpha as of December 31, 2017	EAD Value as of December 31, 2017
Spot and forward foreign exchange and currency swap contracts	13.6	23.0	1.4	51.2	11.3	23.1	1.4	48.2
Other market-related contracts	—	—	—	—	—	—	—	—
Total	13.6	23.0	—	51.2	11.3	23.1	1.4	48.2
Securitizations
The Bank has not, to date, securitized assets that it has originated. The Bank's total exposure to purchased securitization positions as of December 31, 2018 was $4.1 billion by market value (compared to $4.3 billion as of December 31, 2017), with US Government and federal agencies accounting for the majority of this exposure.
The following table provides an analysis of the Bank's investments in securitization positions by exposure type as of December 31, 2018 and December 31, 2017:

Underlying asset type (in millions of $)	Exposure Value as of December 31, 2018	Exposure Value as of December 31, 2017
US government and federal agencies	3,828.3	4,014.9
Mortgage backed securities — Commercial	123.6	141.9
Mortgage backed securities — Retail	156.7	185.2
Asset-backed securities — Student loans	12.6	12.5
Total	4,121.2	4,354.5
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
The following table shows the aggregate amount of the Bank's purchased securitizations as of December 31, 2018 and December 31, 2017 broken down by risk weighting:

Risk Weight % (in millions of $)	Exposure Value as of December 31, 2018	Exposure Value after Credit Risk Mitigation as of December 31, 2018	Exposure Value as of December 31, 2017	Exposure Value after Credit Risk Mitigation as of December 31, 2017
20%	4,121.2	2,207.0	4,354.5	2,606.2
50%	—	—	—	—
100%	—	—	—	—
350%	—	—	—	—
Look through to underlying assets	—	—	—	—
Total	4,121.2	2,207.0	4,354.5	2,606.2
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
From time to time, in the ordinary course of business, the Bank enters into agreements with the BMA under which the Bank agrees to achieve or maintain certain levels of capital and to obtain the BMA's prior approval to take certain corporate actions. Certain actions that may not be taken without prior BMA approval include: (1) creating or increasing the authorized amount of, or issuing any class of shares, (2) repurchasing any class of shares and (3) entering into a material acquisition.
Under the market disclosure requirements (referred to as Pillar III disclosures) applicable under the Basel III Accord ("Basel III"), the Bank is required to publish information about the risks to which it is exposed. Effective as of January 1, 2015, the BMA adopted capital and liquidity regulatory requirements consistent with Basel III, a framework released by the BCBS. Basel III aims to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. Basel III adopts CET1 capital as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new LCR and NSFR regimes.
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

•	adopting the introduction of a 5% leverage ratio as calculated in Basel III;

•	adopting the LCR implementation timetable consistent with that published by Basel III, with a minimum requirement of 60%, rising in equal annual steps to 100% by January 1, 2019; and

•	adopting the NSFR as of January 1, 2018 with a minimum requirement of 100%.
The minimum capital ratio requirements set forth above do not reflect additional Pillar II add-on requirements that the BMA may impose upon us as a prudential measure from time to time. As of January 1, 2019 our minimum total capital ratio required by the BMA is 16.3% (inclusive of the minimum required total capital ratio of 10.5% as described above) and our minimum CET1 ratio requirement is 10.0%.

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
Banks and Deposit Companies Act 1999
The Banks and Deposit Companies Act 1999 (the"BDCA") prohibits any person from carrying on a deposit-taking business in or from within Bermuda unless that person is a company incorporated in Bermuda and licensed by the BMA under the BDCA. The BDCA provides for three classes of licenses: banking licenses, restricted banking licenses and deposit company licenses. The Bank holds a banking license and a deposit company license. Unless otherwise permitted by the BMA, a company that holds a banking license must provide a range of minimum services to the public in Bermuda, including (without limitation) current accounts in Bermuda dollars, other deposit accounts, loan facilities in Bermuda Dollars, foreign exchange services and credit card or debit card facilities. A company holding a deposit company license typically offers a small range of services but, unless otherwise permitted by the BMA, must also provide some specified services to the public in Bermuda, including (without limitation) savings, deposit or other similar accounts in Bermuda Dollars and loans in Bermuda Dollars secured on mortgages of real property in Bermuda.
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
Financial Crime Regulation
Bermuda has enacted a number of laws relating to combating money laundering and terrorist financing. The Proceeds of Crime Act 1997 (as amended), the Anti-Terrorism (Financial and other Measures) Act 2004, the Proceeds (Anti-Money Laundering and Anti-Terrorist Supervision and Enforcement) Act 2008 and the Proceeds of Crime (Anti-Money Laundering and Anti-Terrorist Financing) Regulations 2008, the Financial Intelligence Agency Act 2007, and the Anti-Terrorism (Financial and Other Measures) (Businesses in Regulated Sector) Order 2008.
The Bank may be regulated together with its branches and subsidiaries in respect of anti-money laundering and anti-terrorist financing policies and procedures as a “financial group” if so designated by the Bermuda minister responsible for justice. Furthermore, under the Bribery Act 2016 of Bermuda, the Bank may be guilty of an offence if persons associated with the Bank (which can include the Bank’s employees, agents or subsidiaries) bribe another person intending to obtain or retain business for the Bank or to obtain or retain an advantage in the conduct of business for the Bank. It is a defence to such offences if the Bank proves that it has in place adequate procedures designed to prevent persons associated with the Bank from undertaking such bribery.
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
Generally, if a stampable document has been executed in Bermuda or has been executed outside of Bermuda and then brought into Bermuda and stamp duty is not paid, the document is not valid for any purpose (including registration) in Bermuda, until such time as it is stamped. In addition, a stampable document which is not stamped (i) is not admissible in court proceedings in Bermuda, except in criminal proceedings or stamp duty violation prosecutions; and (ii) may not be acted upon, filed, or registered by any public official or by any company. For any instrument which is liable to stamp duty that is not duly stamped, every person who is specified in the Stamp Duties Act as liable for stamping commits an offence.
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
The Cayman Islands
The Cayman Islands Monetary Authority ("CIMA")
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
Relevant Legislation/Regulations
Banks & Trust Companies Law (2018 Revision)
The Banks and Trust Companies Law (2018 Revision) (the "BATCL") provides that it is an offense to conduct banking business or trust business without the appropriate license. Bank of Butterfield (Cayman) Limited holds a category "A" banking license and a trust license, both issued by CIMA.
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
Companies Law (2018 Revision) as amended
Butterfield Bank (Cayman) Limited is an ordinary resident company incorporated in the Cayman Islands, meaning that, subject to it being licensed under the BTCL, it can carry on business within the Cayman Islands. Butterfield Bank (Cayman) Limited is required to comply with the requirements of the Companies Law (2018 Revision), as amended, this being the principal statute governing the incorporation and ongoing operations of the Cayman Islands companies.
Anti-Money Laundering Regulations (2018 Revision); Proceeds of Crime Law (2018 Revision); and Terrorism Law (2018 Revision), each as amended

Butterfield Bank (Cayman) Limited is subject to the Anti-Money Laundering Regulations (2018 Revision) (the "Regulations") made pursuant to the Proceeds of Crime Law (2018 Revision) (the "PCL"), each as amended. The Regulations apply to anyone conducting "relevant financial business" in or from the Cayman Islands intending to form a business relationship or carry out a one-off transaction. The Regulations require a financial service provider to maintain certain anti-money laundering procedures including those for the purposes of verifying the identity and source of funds of an "applicant for business" except in certain circumstances, including where an entity is regulated by a recognized overseas regulatory authority and/or listed on a recognized stock exchange in an approved jurisdiction. In addition, if any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct, or is involved with terrorism or terrorist property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (the "FRA"), pursuant to the PCL, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law 2018 Revision), if the disclosure relates to involvement with terrorism or terrorist financing and property.
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
At the UK level, Butterfield UK must comply with its obligations under the Proceeds of Crime Act 2002, the Terrorism Act 2000 and the Anti-terrorism, Crime and Security Act 2001, Counter-Terrorism Act 2008 (Schedule 7), MLRs 2017 and certain specific obligations the Transfer of Funds (Information on the Payer) Regulations 2007, the Money Laundering Regulations 2007 and certain specific obligations in FSMA (in particular with respect to market abuse and insider dealing) and the FCA Handbook. Together, this legislation requires regulated firms to create appropriate and risk-sensitive policies and procedures in relation to customer due diligence procedures and monitoring of transactions, to avoid financing terrorism or money laundering or facilitating either of these, to avoid dealing with certain persons specified by HM Treasury, and to disclose suspicious activity to the relevant regulatory authorities. In addition, the UK and all entities of the Bank must adhere to the Bribery Act 2010 which has broad extra-territorial reach
Butterfield UK must also comply with legislation of third countries to the extent that such legislation has extra-territorial effect and is applicable to it. Examples of this are the US PATRIOT Act of 2001 and The Foreign Account Tax Compliance Act ("FATCA") of 2010.
The Bahamas
The Central Bank of The Bahamas
Butterfield Trust (Bahamas) Limited has been granted a license from the Central Bank of The Bahamas to conduct trust business from within The Bahamas. As the primary regulator of Butterfield Trust (Bahamas) Limited, the Central Bank of The Bahamas is responsible for the regulation and supervision of Butterfield Trust (Bahamas) Limited with respect to all of its operations, corporate governance issues, and compliance with applicable laws and regulations. The Central Bank of The Bahamas' regulations on capital adequacy and the regulatory framework within The Bahamas take into account the recommendations of the BCBS.
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
Singapore
Butterfield (Singapore) Pte. Ltd. (“BSPL”) holds a trust business license issued by the Monetary Authority of Singapore (“MAS”) pursuant to the Trust Companies Act (Chapter 336 of Singapore) ("TCA").
As the integrated financial services regulatory authority in Singapore, the MAS administers (among other financial services related statutes) the TCA and regulates and supervises (among other types of financial institutions) trust business license holders (such as BSPL) in accordance with the TCA and all related subsidiary legislation, notices, guidelines and other regulatory instruments issued by the MAS ("MAS Instruments"). These MAS Instruments cover a wide range of ongoing obligations relating to, inter alia, capital adequacy, audit, conduct of business, confidentiality, anti-money laundering and countering of terrorist financing and also impose approval and/or notification requirements in respect of controllers, directors and key officers.

Under the TCA, the MAS is empowered to conduct inspections and/or investigations of BSPL to ensure that BSPL is in compliance with requirements contained in the MAS Instruments. Where there is a breach, the MAS may pursue a wide range of enforcement sanctions, including private warnings, private or public reprimands, composition offers (i.e. allowing the offence to be compounded by payment of a fine), prohibition orders, suspension or revocation of licenses, civil penalties and criminal prosecution.
Jersey
Butterfield Bank (Jersey) Limited (“BBJL”) is regulated by the Jersey Financial Services Commission (“JFSC”) to carry on deposit-taking business under The Banking Business (Jersey) Law 1991 (as amended); investment business pursuant to the Financial Services (Jersey) Law 1998 (as amended); and fund service business pursuant to the Financial Services (Jersey) Law 1998 (as amended).
The JFSC uses four key areas in supervising banks which are the development of regulatory requirements including laws and codes of practice; on-site examinations and meetings; off-site supervision including the analysis of financial information; and international dialogue and liaison with other regulators involved in the supervision of the broader group.
The JFSC has wide powers of enforcement to address shortcomings and breaches by financial services businesses. These range from private warnings and reprimands to revocation and suspension of applicable licenses and consents, fines and referral for criminal prosecution, among others.
Financial Services Commission (Jersey) Law 1998
The Financial Services Commission (Jersey) Law 1998 provides that the JFSC is, among other things, responsible for the supervision and development of financial services in or from within Jersey, preparing and submitting recommendations for legislation regarding financial services, supervising regulated entities, and administering laws such as the Control of Borrowing (Jersey) Law 1947 and the Companies (Jersey) Law 1991. It will also have particular regard to the reduction of risk to the public of financial loss, to protecting and enhancing the reputation and integrity of Jersey, and to the best economic interests of Jersey and the need to counter financial crime.
Banking Business (Jersey) Law 1991
The Banking Business (Jersey) Law 1991 (the "BBL") provides that no person shall carry on or hold themselves out as carrying on a deposit taking business in or from within Jersey unless they are registered under the BBL. Butterfield Bank (Jersey) Limited holds a license under the BBL. In order to be granted a license, the JFSC will consider the integrity, competence and financial standing of a company's business and that it would be in the best interests of persons who may deposit money that the company should be registered. The business must also have a physical presence in Jersey involving meaningful decision making and management, and be subject to supervision by a relevant supervisory authority. Businesses must adhere to secondary legislation and codes issued from time to time. This law also contains provisions regarding notification of principal persons, key persons and shareholders, and sets out further powers of the JFSC.
Financial Services (Jersey) Law 1998
This law regulates investment, trust company, general insurance mediation, money service, fund services and alternative investment fund services business. It includes requirements to register if carrying on regulated business, provisions for the supervision of financial services (including requirements to notify of changes to principal persons, key persons and shareholders), and gives the JFSC powers to issue directions and public statements, request information, and issue further orders and regulations. It also sets out the offences of market manipulation, misleading information and insider dealing.
Collective Investment Funds (Jersey) Law 1988
Under the Collective Investment Funds (Jersey) Law, a person shall not (subject to certain exemptions) hold himself out as being a functionary of a recognized fund in or from within Jersey, except under a permit. For the purposes of this law, a recognized fund is a type of collective investment fund subject to additional regulations. Any person carrying on the business of an unclassified fund must also hold a certificate. This law also contains provisions regarding notification of principal persons, key persons and shareholders, and sets out further powers of the JFSC.
Proceeds of Crime (Jersey) Law 1999 and Terrorism (Jersey) Law 2002
The Proceeds of Crime (Jersey) Law 1999 established certain offences in connection with the proceeds of criminal conduct including acquiring, using or having possession or control of criminal property, concealing, disguising, converting, transferring or removing such criminal property from Jersey, and tipping off and interference with material.
The Terrorism (Jersey) Law 2002 contains similar offences regarding using, possessing, providing, collecting or receiving property for the purposes of terrorism, and otherwise dealing with terrorist property.
Both the Proceeds of Crime (Jersey) Law 1999 and the Terrorism (Jersey) Law 2002 provide for a positive obligation on businesses to report any suspicions of money laundering or terrorist financing.
United States
Foreign Account Tax Compliance Act (FATCA)
Under FATCA, US federal tax legislation passed in 2010, a 30% withholding tax will be imposed on "withholdable payments" made to non-US financial institutions (including non-US investment funds and certain other non-US financial entities) that fail (or, in some cases, that have 50% affiliates which are also non-US financial institutions that fail) to provide certain information regarding their US accountholders and/or certain US investors (such US accountholders and US investors, "US accountholders") to the IRS. For non-US financial institutions that fail to comply, this withholding will generally apply without regard to whether the beneficial owner of a withholdable payment is a US person or would otherwise be entitled to an exemption from US federal withholding tax. "Withholdable payments" generally include, among other items, payments of US-source interest and dividends. Furthermore, FATCA may also impose withholding on non-US source payments by non-US financial institutions that comply with FATCA to non-US financial institutions that fail to comply with FATCA. Withholding pursuant to FATCA will start no earlier than January 2019 with respect to non-US source payments by non-US financial institutions. However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final regulations defining the term "foreign passthru payment" are published. In general, non-publicly traded debt and equity interests in investment vehicles will be treated as "accounts" and subject to these reporting requirements. In addition, certain insurance policies and annuities are considered accounts for these purposes.
Some countries, including the Cayman Islands, Guernsey, Jersey, the United Kingdom, Singapore, Switzerland and The Bahamas, have entered into, and other countries are expected to enter into, Intergovernmental Agreements ("IGAs") with the United States to facilitate the type of information reporting required under FATCA. While the existence of IGAs will not eliminate the risk of the withholding described above, these agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. IGAs will often require financial institutions in those countries to report some information on their US accountholders to the taxing authorities of those countries, which will then pass the information to the IRS.
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
Prior to the completion of our registered secondary offering on February 28, 2017, Carlyle owned approximately 14% of the Bank's common shares and had the right to nominate two persons for election by the shareholders as directors pursuant to an Amended and Restated Investment Agreement, dated as of August 4, 2016, between Carlyle and us (the "Amended Investment Agreement"). Mr. James Burr was appointed as a director on our Board by Carlyle pursuant to the Amended Investment Agreement. Following the completion of the offering, Carlyle no longer owns any of our common shares and no longer has the right to nominate any persons for election by our shareholders as members of the Board. For more information, see "Major Shareholders and Related Party Transactions—Our Relationship with the Carlyle Group".
As a foreign private issuer we are allowed to follow our "home country" corporate governance practices in lieu of the NYSE governance requirements for NYSE-listed U.S. companies. Notwithstanding this, our Board has determined that, under current NYSE listing standards regarding independence (to which we are not currently subject), and taking into account any applicable committee standards, a majority of our Board, including Alastair Barbour, James Burr, Michael Covell, Caroline Foulger, Meroe Park, Pamela Thomas-Graham and John Wright, are independent directors.
As the regulatory environment in which we operate becomes more complex, our governance practices and the structures and methodology we use to operate the Bank continue to be of key strategic significance. With the exception of the Chairman and Chief Executive Officer, our Board is comprised entirely of Directors who are not employees of the Bank. Our Board reviews and oversees the Bank's implementation of corporate governance policies and practices in accordance with prevailing standards. The following table lists the names, positions and date of birth of the Directors of the Bank:

Name	Date of Birth	Position
Michael Collins	March 29, 1963	Chairman and Chief Executive Officer
Alastair Barbour	February 10, 1953	Non-Executive Director
James Burr	January 11, 1966	Non-Executive Director
Michael Covell	September 30, 1954	Non-Executive Director
Caroline Foulger	January 9, 1961	Non-Executive Director
Conor O'Dea	March 23, 1959	Non-Executive Director
Meroe Park	December 1, 1966	Non-Executive Director
Pamela Thomas-Graham	June 24, 1963	Non-Executive Director
John Wright	September 10, 1941	Non-Executive Director
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
James Burr joined the Board in 2016 and was named Lead Independent Director in October of 2018. Mr. Burr was originally appointed as a Director upon Carlyle's designation pursuant to the Investment Agreement (as defined herein). Presently, Mr. Burr is a Managing Director in the Global Financial Services Group of The Carlyle Group, where he focuses on investing in management buyouts, growth capital opportunities and strategic minority investments in financial services. Prior to joining Carlyle, Mr. Burr served as Corporate Treasurer of Wachovia Bank, where he was responsible for activities relating to funding, investing, risk transference, balance sheet management, liquidity and capital usage. He has served in various other roles at Wachovia Bank, including as Assistant Treasurer, Controller of the Corporate and Investment Bank and Management Analyst since 1992. Mr. Burr began his career at Ernst & Young, where he was a certified public accountant focused on banking and computer audit issues. Mr. Burr formerly served on the Board of Directors of Central Pacific Financial Corp.
Alastair Barbour joined the Board in 2012. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named Partner at KPMG (Bermuda). Mr. Barbour's most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour serves on the Boards of Directors and chairs the Audit Committees of several listed and private companies, including RSA Insurance Group plc, Liontrust Asset Management plc and Phoenix Group Holdings plc. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales.
Michael Covell joined the Board in 2018. Mr. Covell is an experienced non-executive Chairman, Director and advisor to a range of businesses, family offices and private equity firms. He is currently Chairman of Ascot Lloyd, a UK financial planning business, a Director of C Le Masurier Limited, Jersey’s largest private European real estate owner, and a Director/advisor to two large family offices. Previously, Mr. Covell was Chairman of both the Tilney Group, a UK wealth manager, and Hawksford International, an offshore fiduciary business, leading growth, mergers and acquisitions, managed buyouts and post-MBO turnarounds. He was also a Director of the International Property Securities Exchange and Leeds Castle Foundation. Mr. Covell retired from Goldman Sachs in 2008, where he was a Managing Director of their European Private Wealth Management Division. Prior to Goldman Sachs, he was a partner at Rawlinson & Hunter, an international accountancy firm. Mr. Covell is a Fellow of the Institute of Chartered Accountants in England and Wales, and Member of the Society of Trust & Estate Practitioners.

Caroline Foulger joined the Board in 2013. Prior to her retirement in 2012, Ms. Foulger was a Partner with PricewaterhouseCoopers Bermuda, where she led the firm's insurance and public sector groups. She holds directorship positions with several listed and private companies, including Hiscox Ltd. and Oakley Capital Investments Limited. Ms. Foulger graduated with honors, from University College, University of London. Currently, she is either a Fellow or Member of several professional bodies, namely, the Institute of Chartered Accountants in England and Wales, Institute of Chartered Professional Accountants of Bermuda, and the Institute of Directors.
Conor O'Dea joined the Board in 2016 following his retirement as the Group's President & Chief Operating Officer and Managing Director of Butterfield Bank (Cayman) Limited. He joined Butterfield in 1989 and was named Managing Director, Butterfield Bank (Cayman) Limited in 1997. In 2010, he was named Senior Executive Vice President, Caribbean, and in 2011 Senior Executive Vice President, International Banking. Mr. O'Dea is a Chartered Accountant who has worked in the financial services industry in the Cayman Islands and internationally for over 30 years. He is Chairman of Cayman Finance (a financial services industry group) and is a past President of the Cayman Islands Chamber of Commerce and the Cayman Islands Bankers Association. Mr. O’Dea serves as a Director of several listed and private companies, including BF&M Limited and Digicel Cayman Limited. Mr. O’Dea holds a Bachelor of Commerce degree from the University College Dublin and has been a Fellow of Chartered Accountants in Ireland since 1995.
Meroe Park joined the Board of Directors in October 2017. Currently, Ms. Park serves as Executive Vice President at the Partnership for Public Service. She was most recently the Executive Director of the United States Central Intelligence Agency (the “CIA”), serving as the Agency’s chief operating officer in its most senior career post. Prior to her retirement in June 2017, Ms. Park was a 27-year career intelligence officer and one of the US Government’s leading professionals. She held increasingly senior positions at the CIA, including Chief of Human Resources and a Senior Mission Support Officer for locations in Eurasia and Western Europe. Ms. Park successfully led key strategic initiatives, including the modernization of the CIA’s technology systems and organizational structure, and the implementation of talent initiatives focused on workforce development and inclusion. Ms. Park also serves on the Advisory Board for Chart National Management and on the Board of Managers of Sequoia Solutions LLC, a company that has developed a commercial cloud product for the U.S. government’s classified cloud regions. Ms. Park has earned a number of awards during her career and has twice been the recipient of the Presidential Rank Award, the Executive Branch’s highest honor for government career professionals. She holds a Bachelor of Science degree from Georgetown University, where she is also a Distinguished Executive in Residence.
Pamela Thomas-Graham joined the Board in December 2017. She is the Founder and Chief Executive Officer of Dandelion Chandelier LLC, a private digital media enterprise focused on the intersection of luxury, marketing and technology. Prior to establishing Dandelion Chandelier, Ms. Thomas-Graham spent six years with Credit Suisse where she served as Chief Talent, Branding and Communications Officer, and Chief Marketing and Talent Officer & Head of Private Banking and Wealth Management New Markets. From 2008 to 2010, she was Managing Director of private equity firm, Angelo, Gordon & Company, leading the firm’s investments in the consumer and retail sectors. Before assuming leadership roles in financial services, Ms. Thomas-Graham was Senior Vice President, Global Brand Development and Group President, Apparel Brands at Liz Claiborne (now Kate Spade & Company) where she was responsible for the P&L of 18 global brands. Prior to joining Liz Claiborne, she spent six years at NBC Universal, where she served as President and Chief Executive Officer of CNBC.com, and later President and Chief Operating Officer, and Chairman, President and Chief Executive Officer of CNBC. Ms. Thomas-Graham began her career at global consulting firm McKinsey & Company in 1989, and became the firm’s first African-American female partner in 1995. She serves as a Director for several private and listed companies, including as the Lead Independent Director for Clorox and as a Director and member of the Audit Committee of Norwegian Cruise line Holdings Limited. Ms. Thomas-Graham holds Bachelor of Arts in Economics, Master of Business Administration, and Doctor of Law degrees from Harvard University.
John Wright joined the Board in 2002. Mr. Wright served as a non-executive director of Butterfield UK from 2001 through 2014. Mr. Wright retired as chief executive of Clydesdale & Yorkshire Banks in 2001. Mr. Wright’s career in commercial banking spans over 43 years and includes assignments in the UK, India, Sri Lanka, West Africa, Canada, Hong Kong and the United States. He is a visiting Professor at Heriot-Watt University Business School and he serves as on the Board of Directors of several public and private U.K. and overseas companies, including as Senior Independent Director of DAMAC Properties, Chairman of the Advisory Board of XM International Associates Limited and Director of Rasmala UK Limited. He is also a past President of the Irish Institute of Bankers and a past Vice President of the Chartered Institute of Bankers in Scotland. Mr. Wright was educated at Daniel Stewarts College Edinburgh.
Executive Management Team
The Group's current executive management team is as follows:

Name	Date of Birth	Position
Michael Collins	March 29, 1963	Chairman and Chief Executive Officer
Elizabeth Bauman	April 25, 1960	Group Head of Human Resources
Andrew Burns	October 18, 1978	Group Head of Internal Audit
Siân Dalrymple	August 15, 1963	Group Head of Compliance
Daniel Frumkin	June 3, 1964	Chief Operating Officer
Michael McWatt	December 31, 1965	Managing Director, Cayman
Shaun Morris	March 3, 1960	General Counsel, Group Chief Legal Officer
Michael Neff	September 24, 1963	Managing Director, Bermuda
Richard Saunders	July 16, 1969	Managing Director, Channel Islands and the UK
Michael Schrum	August 30, 1968	Chief Financial Officer
Each member of our executive management team may be reached at our registered office at 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
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

Andrew Burns currently serves as Group Head of Internal Audit. Mr. Burns was named Executive Vice President and Group Head of Internal Audit in 2016, and became a member of the Executive Committee in October 2017. In 2018, Mr. Burns was promoted to Executive Vice President. He is responsible for all aspects of the Internal Audit function across Butterfield. Mr. Burns has more than 17 years of progressive leadership experience in the financial services sector, having begun his career with PricewaterhouseCoopers’ financial services group in Australia. He first joined the Group in the Fund Services subsidiary in Bermuda, before transferring to the Internal Audit team in 2007, where he has held progressively senior management roles. Mr. Burns is a Chartered Accountant and a Certified Internal Auditor. He holds a Bachelor of Commerce from the University of Melbourne, Australia.
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
Daniel Frumkin currently serves as Senior Executive Vice President, Chief Operating Officer of the Group. Mr Frumkin joined the Group in late 2010 as Chief Risk Officer. Mr. Frumkin is a career banker with a depth of experience in risk management, credit and retail banking. Mr. Frumkin has responsibility for IT, operations, trust, international corporate banking, international wealth banking, marketing and corporate development. Mr. Frumkin is a career banker who, prior to joining Butterfield, spent 21 years at Royal Bank of Scotland in the U.S. and U.K, culminating in the role of Managing Director of retail products and commercial, responsible for driving forward the retail bank's profitability covering approximately 2,200 branches and 14 million customers. Mr. Frumkin's previous experience includes providing oversight of the restructuring of the failed Northern Rock Bank, creating a good and bad bank. Mr. Frumkin was also the Chief Restructuring Officer responsible for the reorganization of the nationalized Latvian Bank. Mr. Frumkin holds a Bachelor of Arts degree in Finance and Economics from Syracuse University and a Masters of Business Administration from Boston University.
Michael McWatt currently serves as Managing Director for Butterfield Bank (Cayman) Limited, with responsibility for the overall operations of the bank in the Cayman Islands.  Mr. McWatt joined the Group in 1999 and was appointed Managing Director in 2016.  He has held progressively senior leadership positions with the Group, including Deputy Managing Director, EVP Group Head of Community Banking and SVP Group Chief Credit Officer.  Mr. McWatt is a career banker with more than 25 years of experience in Canada, Bermuda and the Cayman Islands.  He has been with the Group for over 19 years and previously held progressively senior positions in Corporate Banking and Risk Management in Canada.  Mr. McWatt holds a BA in Economics from McMaster University, an Honors Commerce Degree from University of Windsor and is a graduate of the Ivey Executive Program at Western University. He is a Director and past president of the Cayman Islands Bankers’ Association and is a Director of Cayman Finance.
Shaun Morris currently serves as General Counsel and Group Chief Legal Officer. Mr. Morris joined the Group as General Counsel and Group Chief Legal Officer in 2012. From 2005 to 2012, Mr. Morris was the Managing Partner of Appleby's Bermuda Office. Appleby is the largest offshore law and fiduciary group operating in Bermuda. Prior to joining the Group, Mr. Morris spent his entire professional career at Appleby and was a Partner in the Banking and Asset Finance team in Bermuda. In that role, he practiced corporate and commercial law, specializing in shipping, capital markets, mergers & acquisitions and project finance. Mr. Morris holds an MA (Economics) from Dalhousie University in Canada and a Bachelor of Laws from the London School of Economics & Political Science. He is currently a member of the Bermuda Bar Association.
Michael Neff currently serves as Managing Director, Bermuda. He previously served as the Bank's Group Head of Wealth Management. Mr. Neff has over 30 years’ experience in financial services, having held senior roles in wealth management, commercial banking, client services, and business development functions. He began his career at Chemical Bank’s Private Banking Group where he ultimately served on the Executive Committee and led relationship management across the group. Mr. Neff then led the implementation of the global wealth management client relationship model at Citibank’s Private Bank before leaving to establish AnswerSpace Inc., a financial planning technology consultancy in 1998. He went on to found Monetaire Inc., a leading provider of financial and investment planning software that was acquired by the RiskMetrics Group. At RiskMetrics, he initially served as Global Head of Wealth Management, rising to become Co-Head of the firm’s Global Financial Risk Management business in 2009. Mr. Neff holds a Bachelor of Arts from Middlebury College and a Master of Business Administration from Columbia Business School.
Richard Saunders currently serves as Managing Director, Channel Islands, with responsibility for Butterfield Bank (Guernsey) Limited, Butterfield Bank (Jersey) Limited and Butterfield Mortgages Limited in London.  Mr. Saunders joined the Group in 2001 and was appointed Managing Director in 2015.  He has held progressively senior leadership positions with the Group, including Head of European Asset Management.  Mr Saunders joined the Butterfield Group Executive Committee in July 2018.  He has more than 25 years of progressive management experience, having begun his career at Royal Bank of Canada in Guernsey.  Mr. Saunders is a Chartered Member of the London-based Chartered Institute for Securities & Investment (“CISI”) and holds a Bachelor’s degree in Mathematics and Sports Science from Loughborough University, England.
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
Committees of the Board
The Bank's bye-laws authorize the Board to delegate certain of its duties to committees of directors. The principal board committees are the: (1) Audit Committee, (2) Risk Policy & Compliance Committee, (3) Corporate Governance Committee, (4) Compensation & Human Resources Committee, and (5) Executive Committee. Members of committees are appointed by, from and among the non-executive members of the Board (other than the Executive Committee which includes our Chairman and Chief Executive Officer). The responsibilities and compositions of these committees are described below.
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

Our Audit Committee consists of four directors that are independent under the NYSE requirements. Each member of the Audit Committee also meets the additional criteria for independence of Audit Committee members set forth in Rule 10A-3(b)(1) under the Exchange Act.
The members of the Audit Committee are appointed by the Board upon the recommendation of the Corporate Governance Committee. The Audit Committee's membership is as follows:

Name	Position
Alastair Barbour	Chairperson
Michael Covell	Member
Caroline Foulger	Member
Pamela Thomas-Graham	Member
Mr. Barbour and Ms. Foulger each qualify as the Audit Committee financial expert. Mr. Barbour serves on the Audit Committee of more than three public companies. The Board has determined that such simultaneous service does not impair his ability to effectively serve as a member of the Audit Committee.
Risk Policy and Compliance Committee
The Risk Policy and Compliance Committee, on behalf of the Board, acts as the oversight function in respect to those activities throughout the Group that give rise to credit, market, liquidity, interest rate, operational and reputational risks and reviews compliance with laws and regulations. Specifically, the Risk Policy and Compliance Committee assists the Board in fulfilling its responsibilities by overseeing the Group's risk profile and its performance against approved risk appetites and tolerance thresholds. It approves and ensures compliance with the capital allocation model and approves overall insurance coverage for the Group. The Risk Policy and Compliance Committee also reviews the credit risk of the Group with respect to country and financial institution risk, large exposures, reserves and provisioning, off-balance sheet risk and related capital needs, as well as market, interest rate and liquidity risks. The Risk Policy and Compliance Committee monitors operational risks, material breaches of agreed risk limits, appropriate product risk profiles and senior management policies for identification and management of risk. In doing so, the Risk Policy and Compliance Committee seeks to ensure compliance with all applicable policies and establishes the Group's risk appetite and tolerance.
The Risk Policy and Compliance Committee’s membership is as follows:

Name	Position
Conor O'Dea	Chairperson
James Burr	Member
Meroe Park	Member
John Wright	Member
Corporate Governance Committee
The Corporate Governance Committee, on behalf of the Board, provides oversight of the effectiveness of the Board and other Board committees in accordance with the prevailing standards of corporate governance and acts as the nomination committee for the Board. The principal duties of the Corporate Governance Committee include reviewing and recommending to the Board Board membership criteria and director nominees, membership of the Board’s committee and matters relating to the performance, diversity and independence of Directors. The Corporate Governance Committee oversees questions of director independence and conflicts of interest, induction and ongoing training for Directors and the Board’s corporate governance policies and procedures as well as recommending Director compensation. The Corporate Governance Committee also reviews and approves related-party transactions and reviews the Board's performance, the performance and effectiveness of the committees of the Board and the committees of the Bank's subsidiary boards.
The Corporate Governance Committee's membership is as follows:

Name	Position
Caroline Foulger	Chairperson
Alastair Barbour	Member
Michael Covell	Member
Pamela Thomas-Graham	Member
Compensation & Human Resources Committee
The Compensation & Human Resources Committee, on behalf of the Board, determines executive compensation, employee salary ranges, levels and degrees of participation in incentive compensation programs (including bonuses and equity-based incentive plans) and oversees employee development, relations and succession. Specifically, the Compensation & Human Resources Committee evaluates the fairness and effectiveness of the compensation practices implemented by the Group, approves overall compensation packages for executives, provides regular updates on executive compensation to the Board, approves changes in employee salary ranges for employees, approves the criteria and design of the Group's incentive bonus plans and approves changes to the other employee benefit plans. The Compensation & Human Resources Committee also recommends to the Board changes in the Group's equity-based incentive plans and the granting of awards under such plans, reviews and approves changes to our pension plans, reviews periodic management reports on our compensation and benefits, as well as other matters bearing on the relationship between management and employees, while making recommendations to the Board concerning our senior level organization structure and staffing, training and employee development programs.
The Compensation & Human Resources Committee's membership is as follows:

Name	Position
James Burr	Chairperson
Meroe Park	Member
John Wright	Member
Executive Committee
The Executive Committee, on behalf of the Board, acts as a forum to provide for ongoing oversight of matters in the intervals between regularly scheduled Board meetings. The other principal duties of the Executive Committee are to monitor progress and provide guidance on important Group initiatives, plan for upcoming Board meetings and consider and, if thought fit, approve matters requiring approval at short notice in the intervals between Board meetings when it is not possible to convene a meeting of the full Board. The Executive Committee's membership is comprised of the Chairman and Chief Executive Officer, the chair of the Corporate Governance Committee, the chair of the Audit Committee, the chair of the Risk Policy and Compliance Committee and the chair of the Compensation & Human Resources Committee. The Chairman of the Board serves as the chair of the Executive Committee.
The Executive Committee's membership is as follows:

Name	Position
Michael Collins	Chairperson
James Burr	Member
Alastair Barbour	Member
Caroline Foulger	Member
Conor O'Dea	Member

Governance of Geographical Segments
Our banking business operates in three geographical segments — Bermuda, the Cayman Islands, and The Channel Islands and the UK— and each geographical segment utilizes operating subsidiary companies of the Bank within these jurisdictions. See "Information on the Company — Our International Network and Group Structure", which presents the corporate structure chart of our principal subsidiaries as of December 31, 2018. Our principal operating subsidiaries are each regulated by their respective geographical regulator and are fully capitalized as stand-alone operating companies, each with its own board of directors consisting of both executive and non-executive independent directors. Guidance on general corporate governance, board sub-committee structuring, and the various governance policies and procedures of the operating subsidiaries is determined at the Group level.
Current Executive Compensation Arrangements
Senior Management and Director Compensation
In 2018, senior management included the following executives: Michael Collins, Elizabeth Bauman, Daniel Frumkin, Shaun Morris, Michael Schrum, Siân Dalrymple, Andrew Burns, Michael Neff, Michael McWatt and Richard Saunders. Our compensation program is designed to reward and retain senior management and includes base salary, annual short-term cash incentive compensation, long-term equity incentive compensation and miscellaneous employee benefits and fringe benefits (including, among others, executive medical benefits). In 2018, our compensation program for directors was comprised of an annual cash retainer and an equity grant. None of our directors has entered into service contracts with the Group that provide for benefits upon the termination of their service as a director.
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
The aggregate amount of compensation, including the value of in-kind benefits, paid to our directors and senior management during fiscal year 2018 was $19.5 million. During 2018, the Group did not sponsor any deferred compensation plans (other than the equity compensation programs described below) and no amounts were set aside or accrued to provide pension, retirement or similar benefits to directors or senior management, other than employer matching contributions to retirement accounts on terms applicable to employees generally.
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
Equity Compensation
The Group sponsors two equity incentive plans, the 1997 Stock Option Plan for Employees (the "1997 Plan") and the 2010 Omnibus Share Incentive Plan (the "2010 Plan"), in which our senior management and directors have been or are eligible to participate. The Group no longer grants equity awards under the 1997 Plan, although there are unvested stock options under the 1997 Plan that will remain outstanding through 2019. The Group previously granted options under the 2010 Plan and currently grants performance-vesting restricted share awards under the 2010 Plan. As of December 31, 2018, in the aggregate, our members of senior management held 100,000 options and 434,281 restricted shares (assuming that performance with respect to performance-vesting restricted share awards is satisfied at target levels). The outstanding options held by our members of senior management will expire by April 26, 2020 at the latest and have an exercise prices of $12.40.
Senior management participates in our long-term equity incentive compensation program. Our compensation committee grants annual restricted share awards under our 2010 Plan. Restricted share awards granted in 2014, 2015, 2016, 2017 and 2018 were granted in the form of performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date. Certain members of senior management also participate in our 2010 Executive Stock Purchase Plan, which allows participants to borrow against their common shares and vested options held in a restricted account to purchase common shares.
During calendar year 2018, in the aggregate, our compensation committee granted senior management 276,828 restricted shares (which includes restricted share awards granted under both the annual bonus program and long-term equity incentive compensation, and assumes that performance with respect to performance-vesting restricted share awards is satisfied at target levels).
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
The Risk Policy and Compliance Committee oversees our enterprise-wide risk management framework, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. The Risk Policy Compliance Committee also reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks we face, including the risk appetite metrics developed by management and approved by the Board. The Audit Committee of the Board is responsible for overseeing risks associated with financial, accounting and legal matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting), reviewing and discussing generally the identification, assessment, management and control of our risk exposures on an enterprise-wide basis and engaging as appropriate with The Risk Policy Compliance Committee to assess our enterprise-wide risk framework. The Compensation & Human Resources Committee of the Board has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our Compensation & Human Resources Committee, in conjunction with our Chairman and Chief Executive Officer and Chief Risk Officer and other members of our management as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Corporate Governance Committee of the Board oversees risks associated with the independence of the Board and potential conflicts of interest.
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
Code of Conduct and Ethics and Whistleblower Policy
The Board has adopted a Group Code of Conduct and Ethics (the "Code") based upon recommended principles of corporate governance. The Code sets out the guidelines and procedures for establishing a high standard of ethical conduct, accountability and transparency to which all of our employees are expected to comply and which are consistent with our high standards of ethics and core values. The Board, in conjunction with the Corporate Governance and Risk Policy & Compliance Committees, are responsible for administering the Code. The Code is available on our website at www.butterfieldgroup.com.
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
Foreign Private Issuer Status
The listing rules of the NYSE include certain accommodations with respect to corporate governance requirements that allow foreign private issuers, such as us, to follow "home country" corporate governance practices in lieu of otherwise applicable NYSE corporate governance standards for listed U.S. companies. However, foreign private issuers are required to have an audit committee that satisfies certain of the NYSE standards, including the requirements of the SEC’s Rule 10A-3. Our Audit Committee satisfies such requirements. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE.
SEC rules require foreign private issuers to disclose the significant ways in which their corporate governance practices differ from NYSE listing standards. A description of how our corporate governance practices compare to NYSE listing standards is set forth below:

•
A Majority of Independent Directors. The NYSE requires the majority of the board of directors of a listed U.S. company to be independent directors pursuant to applicable NYSE standards. As required by our Corporate Governance Guidelines, a majority of our Board (including Alastair Barbour, James Burr, Michael Covell, Caroline Foulger, Meroe Park, Pamela Thomas-Graham and John Wright) is independent according to the NYSE's standards.

•
A Nominating/Corporate Governance Committee. The NYSE requires a listed U.S. company to have a nominating/corporate governance committee consisting of independent directors as well as a written charter specifying the purpose and responsibilities of the committee. We currently have a Corporate Governance Committee, and the composition of this committee and its written charter are determined pursuant to the NYSE standards. A copy of the charter is available on our website at www.butterfieldgroup.com.

•
A Compensation Committee. The NYSE requires that requires a listed U.S. company to have a compensation committee consisting of independent directors that also meet additional independence requirements as set forth in the NYSE rules as well as a committee charter specifying the purpose and responsibilities of the committee. We currently have a Compensation & Human Resources Committee, and the composition of this committee and its written charter are determined pursuant to the NYSE standards. A copy of the charter is available on our website at www.butterfieldgroup.com.

•
Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors meet regularly in executive sessions without management present. In 2018, the Board held two executive sessions with only our independent directors present.

•
Company Policies. The NYSE requires a listed U.S. company to adopt and disclose a code of business conduct and corporate governance guidelines that address certain governance standards. As noted above, the Board has adopted the Code. In addition, the Board has adopted Corporate Governance Guidelines that address Board composition and qualifications, director responsibilities, director access to management and the Board’s authority to engage advisors. Furthermore, we have adopted a Corporate Governance Policy that addresses director compensation, director orientation and continuing education, management succession and Board assessments. The Code and the Corporate Governance Guidelines are available on our website.

We believe that our established corporate governance practice satisfies the NYSE listing standards applicable to foreign private issuers. If at any time we cease to be a "foreign private issuer" under the rules of the NYSE and no other exemptions apply, or if we otherwise so elect, the Board will take any additional actions necessary to comply with NYSE corporate governance rules applicable to listed U.S. companies, subject to a permitted "phase-in" period.

MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

The following table sets forth information with respect to the beneficial ownership of our common shares as of February 15, 2019, unless noted otherwise, in each case by: each person or entity known by us to beneficially own 5% or more of our issued and outstanding common shares; each of our directors and executive officers individually; and all of our directors and executive officers as a group. As of February 15, 2019, we had approximately 55.3 million common shares issued and outstanding.

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

Name of beneficial owner	Number of common shares beneficially owned	Beneficial ownership percentage
Major Shareholders:
Capital World Investors(1)	2,882,958	5.20%
Davis Selected Advisers, L.P.(2)	3,224,347	5.80%
Directors and Executive Officers:
Alastair Barbour	10,908	*
Elizabeth Bauman(3)	17,735	*
Andrew Burns(4)	4,747	*
James F. Burr(5)	1,553	*
Michael Collins(6)	104,659	*
Michael Covell	649	*
Siân Dalrymple(7)	1,516	*
Caroline Foulger	9,081	*
Daniel Frumkin(8)	255,756	*
Michael McWatt(9)	29,639	*
Shaun Morris(10)	38,993	*
Michael Neff(11)	24,079	*
Conor O'Dea	62,000	*
Meroe Park	1,084	*
Richard Saunders(12)	8,777	*
Michael Schrum(13)	116,531	*
Pamela Thomas-Graham	950	*
John R. Wright(14)	12,052	*
All directors and executive officers as a group (18 persons)	700,709	1.30%

*	Indicates less than 1%

(1)
Based on the Schedule 13G filed on February 14, 2019 by Capital World Investors, which reported that as of December 31, 2018, Capital World Investors beneficially owned 2,882,958 common shares, with sole voting and dispositive power over all such shares. The Capital World Investors divisions of Capital Research and Management Company and Capital International Limited collectively provide investment management services under the name Capital World Investors. The business address of Capital World Investors is 333 South Hope Street, Los Angeles, CA 90071.

(2)
Based on the Schedule 13G filed on February 13, 2019, 2019 by Davis Selected Advisers, L.P., which reported that as of December 31, 2018, Davis Selected Advisers, L.P. beneficially owned 3,224,347 common shares with sole voting power over 3,179,307 common shares and sole dispositive power over 3,224,347 common shares. The business address of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101 Tucson, Arizona 85756.

(3)	Consists of (i) 4036 common shares and (ii) 13,699 common shares underlying restricted stock that will vest within 60 days of February 12, 2019.

(4)	Consists of (i) 500 common shares and (ii) 4,247 common shares underlying restricted stock that will vest within 60 days of February 12, 2019.

(5)	Consists of (i) 649 common shares held by Mr. Burr and (ii) 904 common shares held by Wells Fargo over which Mr. Burr exercises voting and dispositive control.

(6)	Consists of (i) 22,755 common shares and (ii) 81,904 common shares underlying restricted stock that will vest within 60 days of February 12, 2019.

(7)	Consists of (i) 142 common shares and (ii) 1,374 common shares underlying restricted stock that will vest within 60 days of February 12, 2019.

(8)
Consists of (i) 118,456 common shares, (ii) 100,000 shares underlying vested but unexercised options, exercisable at strike prices between $11.50 to $12.40 which expire on December 20, 2020, and (iii) 37,312 common shares underlying restricted stock that will vest within 60 days of February 12, 2019.

(9)	Consists of (i) 15,707 common shares and (ii) 13,932 common shares underlying restricted stock that will vest within 60 days of February 12, 2019.

(10)	Consists of (i) 19,436 common shares and (ii) 19,557 common shares underlying restricted stock that will vest within 60 days of February 12, 2019.

(11)	Consists of (i) 11,732 common shares and (ii) 12,347 common shares underlying restricted stock that will vest within 60 days of February 12, 2019.

(12)	Consists of 8,777 common shares underlying restricted stock that will vest within 60 days of February 12, 2019.

(13)
Consists of (i) 12,764 common shares held jointly with his spouse, (ii) 68,050 common shares held directly and (iii) 35,717 common shares underlying restricted stock that will vest within 60 days of February 12, 2019.

(14)	Consists of (i) 11,403 common shares held jointly with his spouse and (ii) 649 common shares held directly.

The shareholders listed above do not have voting rights that are different from those held by any other holder of common shares of the Bank. As of February 15, 2019, approximately 80% of our common shares were held of record by holders located in the United States, and there were approximately 240 holders of record of our common shares located in the United States. As of February 15, 2019, approximately 20% of our common shares were held of record by holders located in Bermuda, and there were approximately 5,000 holders of record of our common shares located in Bermuda.

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
Financing Transactions
On June 27, 2013, the Group executed a $95 million loan agreement with an investment fund managed by The Carlyle Group which provided for maturity on June 30, 2017. This loan was made in the ordinary course of business on normal commercial terms and was repaid in full according to its terms on August 11, 2015. In 2018, nil (2017: nil) of interest income was recognized in the consolidated statements of operations.
Transactions with Related Parties and with Directors and Executive Officers
Financing Transactions

Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible to preferential rates. As at December 31, 2018, related party director and executive loan balances were $97.2 million (December 31, 2017: $30.6 million). During the year ended December 31, 2018, new issuance of loans and change in directorships to directors and executives were $77.3 million and repayments and change in directorships were $11.0 million (year ended December 31, 2017: $31.7 million and $8.9 million, respectively; year ended December 31, 2016: $27.6 million and $25.1 million, respectively). During the year ended December 31, 2017, a director resigned from the Board resulting in $4.3 million in loans being reclassified out of related-party loans. All of these loans were considered performing loans as at December 31, 2018 and December 31, 2017. For the year ended December 31, 2018, the Bank has recognized $4.5 million (December 31, 2017: $1.1 million; December 31, 2016: $0.4 million) of loan interest revenue in the consolidated statement of operations relating to directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved.

Certain directors and executives of the Bank, companies in which they are principal owners, and trusts in which they are involved, have deposits with the Bank. As at December 31, 2018, related party director and executive deposit balances were $17.2 million (December 31, 2017: $23.5 million).

Certain affiliates of the Bank have loans and deposits with the Bank. The loans were made and the deposits are maintained in the ordinary course of business on normal commercial terms. At December 31, 2018, affiliates had loan balances of $10.2 million (December 31, 2017: $10.5 million) and deposit balances of $0.4 million (December 31, 2017: $0.6 million). For the year ended December 31, 2018, the Bank has recognized $1.8 million (December 31, 2017: $1.9 million; December 31, 2016: $2.2 million) of non-interest expenses and $0.6 million (December 31, 2017: $0.6 million; December 31, 2016: $0.6 million) of loan interest revenue in the consolidated statement of operations relating to affiliates which the Bank holds investments in.

Capital Transaction

Up to February 28, 2017, investment partnerships associated with The Carlyle Group held approximately 14% of the Bank's equity voting power along with the right to designate two persons for nomination for election by the shareholders as members of the Bank’s Board of Directors. On February 28, 2017, as a result of a secondary public offering, the Carlyle Group sold their holdings in the Bank, and as a result, the investment agreement between the Bank and the Carlyle Group was terminated.

Financial Transactions With Related Parties

The Bank holds seed investments in several Butterfield mutual funds, which are managed by a wholly-owned subsidiary of the Bank. As at December 31, 2018, these investments have a fair value of $6.2 million with an unrealized gain of $1.2 million (December 31, 2017: $6.6 million and $1.6 million, respectively) and were included in trading investments at their fair value. As at December 31, 2018, several Butterfield mutual funds which are managed by a wholly owned subsidiary of the Bank, had loan balances of $1.8 million (December 31, 2017: nil) and deposit balances of $36.7 million (December 31, 2017: $0.2 million). During the year ended December 31, 2018, the Bank earned $9.4 million (December 31, 2017: $7.7 million; December 31, 2016: $5.7 million) in asset management revenue from funds managed by a wholly-owned subsidiary of the Bank. During the year ended December 31, 2018, the Bank earned $1.4 million (December 31, 2017: $1.0 million; December 31, 2016: $1.0 million) in custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved. During the year ended December 31, 2018, the Bank earned $0.9 million (December 31, 2017: $0.1 million; December 31, 2016: $0.1 million) in other income from other related parties.

Employment Agreements

The Group has entered into employment agreements with senior management. The compensation paid in 2018 to senior management under the employment agreements is described above under ‘‘Management — Current Executive Compensation Arrangements". The senior management employment agreements generally provide for terms and conditions of employment, including the payment of a base salary, participation in the Group’s short and long-term incentive compensation programs, notice provisions, severance benefits, change in control equity award vesting and participation in the Group’s health, welfare and retirement programs available to all senior executives. For certain members of senior management, the employment agreements also provide for executive life insurance and participation in the Group’s share purchase programs.
Related-Party Transaction Policy
The Board has adopted a written policy governing the review, approval or ratification of transactions between the Bank or any of its subsidiaries and any "related party," which is a person or entity: (1) that controls, is controlled by, or is under common control with the Bank; (2) that is an associate of the Bank; (3) that is a shareholder of the Bank that has significant influence by virtue of its ownership of the Bank; (4) that is a director, executive officer or other key management person at the Bank; or (5) in which a substantial interest in its voting power is held by the persons described in (3) or (4) above. The policy calls for the related-person transactions to be reviewed and, if deemed appropriate, approved or ratified by our Corporate Governance Committee. In determining whether or not to approve or ratify a related-person transaction, our Corporate Governance Committee takes into account, among other factors it deems important, whether the related-person transaction is in our best interests and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances. In the event that a member of our Corporate Governance Committee is not disinterested with respect to the related-person transaction under review, that member may not participate in the review, approval or ratification of that related-person transaction. Approval of the disclosure of any related party transaction included in our financial statements or any other SEC filing is the responsibility of the Audit Committee.

CERTAIN TAXATION CONSIDERATIONS
Bermuda Tax Considerations
Under Bermuda law, there are currently no stamp or documentary taxes, duties or similar taxes in connection with a conveyance or transfer on sale, or a conveyance or transfer to effect or having the effect of a voluntary disposition inter vivos or any agreement for the lending and borrowing of the Bank's shares which are listed on the BSX or NYSE.
We are not required by any Bermuda law or regulation to make any deductions or withholdings in Bermuda from any payment we may make in respect of the Bank's shares. However, during 2018 the Bermuda Tax Reform Commission proposed the introduction of a withholding tax on interest and dividend income, amongst other reforms. The Bermuda government has not introduced this tax as yet. If the tax is introduced, there may be an impact on holders of the Bank’s shares, along with an increase in our compliance obligations.
Furthermore, Bermuda currently has no corporate or capital gains taxes.
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
If the Bank is a PFIC for any taxable year during which a US shareholder holds the common shares and the US shareholder does not make a mark-to-market election, as described below, the US shareholder will be subject to special rules with respect to:
•any gain realized on the sale or other disposition of its common shares; and

•
any "excess distribution" that the Bank makes to the US shareholder (generally, any distributions to the US shareholder during a single taxable year that are greater than 125% of the average annual distributions received by the US shareholder in respect of its common shares during the three preceding taxable years or, if shorter, the portion of the US shareholder's holding period for the common shares).

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
A US shareholder that makes a mark-to-market election will not be subject to the PFIC rules described above. Instead, the US shareholder will include as ordinary income each year that the Bank is a PFIC the excess, if any, of the fair market value of its common shares at the end of the taxable year over its adjusted basis in the common shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains discussed above. The US shareholder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common shares over their fair market value at the end of the taxable year that the Bank is a PFIC (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The US shareholder's basis in its common shares will be adjusted to reflect any such income or loss amounts recognized. Any gain recognized on the sale or other disposition of the common shares in a taxable year when the Bank is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Distributions paid on the common shares will be treated as discussed above under "- Taxation of Dividends".
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
Notwithstanding any election made with respect to the common shares, dividends received with respect to the common shares will not constitute "qualified dividend income" if we are a PFIC (or are treated as a PFIC with respect to the relevant US shareholder) in either the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate available to certain non-corporate holders described above in "- Taxation of Dividends". Instead, such dividends would be subject to tax at ordinary income rates.
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
Foreign Account Tax Compliance Act Withholding
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth for the fiscal years indicated the fees charged by our principal accountant and its associated entities for various services provided during those periods:

In millions of $	Fiscal Year Ended
Type of Services	December 31, 2018	December 31, 2017	Description of Service
Audit services	7.4	5.9	(1)
Audit-related services	—	—
Tax services	—	0.1	(2)
Other services	0.2	0.1	(3)
Total	7.6	6.1

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

ISSUER PURCHASES OF EQUITY SECURITIES

The below details purchases made by or on behalf of the issuer or any "affiliated purchaser," as defined in §240.10b-18(a)(3), of shares or other units of any class of the issuer's equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 78I) in the three months ending on December 31, 2018.

From time to time, the Bank, may seek to retire, repurchase equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, our liquidity and capital requirements, contractual restrictions, and other factors. The amounts involved may be material.

As previously reported, on February 15, 2018, the Board approved, with effect on April 1, 2018, the 2018 common share buy-back program, authorizing the purchase for treasury of up to 1.0 million common shares. On December 6, 2018, the Board approved, with effect from December 10, 2018 to February 29, 2020, a common share buy-back program, authorizing the purchase for treasury of up to 2.5 million common shares.

The following table summarizes our repurchases of our common shares for the three months ended December 31, 2018.

Type of Services	Total number of shares repurchased	Average price paid per share	Total number of cumulative shares repurchased	Maximum number of shares to be repurchased under the program
October	514,137	39.16	514,137	485,863
November	485,863	41.26	1,000,000	—
December	254,212	32.51	254,212	2,245,788

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

Management’s Annual Report on Internal Control over Financial Reporting
Management of The Bank of N.T. Butterfield & Son Limited (“Butterfield” or the “Bank”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Bank's principal executive and principal financial officers, or persons performing similar functions, and effected by Butterfield's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has completed an assessment of the effectiveness of Butterfield's internal control over financial reporting as of December 31, 2018. In making the assessment, management used the “Internal Control - Integrated Framework (2013)” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission.
On March 29, 2018, the Bank concluded the acquisition of Deutsche Bank’s Global Trust Solutions (“GTS”) business, excluding its US operations. GTS’ total assets and total revenues represented approximately 0.3% and 1.3%, respectively of the Bank's total assets and total revenues as of and for the year ended December 31, 2018. As permitted under SEC guidance, the Bank has excluded GTS from the Bank's assessment scope for the effectiveness of internal control over financial reporting as of December 31, 2018 because it was acquired by the Bank in a purchase business combination during 2018.
Based upon the assessment performed, management concluded that as of December 31, 2018, Butterfield's internal control over financial reporting was effective. There have been no changes in Butterfield’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect Butterfield’s internal control over financial reporting.
The effectiveness of the Bank's internal control over financial reporting as of December 31, 2018, has been audited by PricewaterhouseCoopers Ltd, an independent registered public accounting firm, as stated in their report on page F-3 of this annual report.

/s/ Michael Collins
Michael Collins
Chairman and Chief Executive Officer

/s/ Michael Schrum
Michael Schrum
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Bank of N.T. Butterfield & Son Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Bank of N.T. Butterfield & Son Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Deutsche Bank’s Global Trust Solutions (“GTS”) business from its assessment of internal control over financial reporting as of December 31, 2018 because it was acquired by the Company in a purchase business combination during 2018. We have also excluded GTS from our audit of internal control over financial reporting. GTS’ total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 0.3% and 1.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Ltd.
Hamilton, Bermuda
February 26, 2019

We have served as the Company’s auditor since 1961.

The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets
(In thousands of US dollars, except share and per share data)

	As at
	December 31, 2018	December 31, 2017
Assets
Cash and demand deposits with banks - Non-interest bearing	124,182	89,381
Demand deposits with banks - Interest bearing	487,588	340,256
Cash equivalents - Interest bearing	1,442,113	1,105,501
Cash due from banks	2,053,883	1,535,138
Securities purchased under agreement to resell	27,341	178,769
Short-term investments	52,336	249,984
Investment in securities
Trading	6,495	6,824
Available-for-sale	2,182,749	3,317,440
Held-to-maturity (fair value: $2,036,214 (2017: $1,377,354))	2,066,120	1,381,955
Total investment in securities	4,255,364	4,706,219
Loans
Loans	4,068,991	3,812,329
Allowance for credit losses	(25,102)	(35,467)
Loans, net of allowance for credit losses	4,043,889	3,776,862
Premises, equipment and computer software	158,060	164,790
Accrued interest	20,870	24,915
Goodwill	23,991	21,529
Intangible assets	50,751	39,066
Equity method investments	14,660	14,099
Other real estate owned	5,346	9,127
Other assets	66,687	58,739
Total assets	10,773,178	10,779,237

Liabilities
Customer deposits
Bermuda
Non-interest bearing	1,378,539	1,840,201
Interest bearing	3,117,063	3,412,623
Non-Bermuda
Non-interest bearing	732,957	639,525
Interest bearing	4,189,860	3,631,643
Total customer deposits	9,418,419	9,523,992
Bank deposits
Bermuda	8,100	442
Non-Bermuda	25,722	12,024
Total deposits	9,452,241	9,536,458
Employee benefit plans	117,203	128,798
Accrued interest	5,072	2,376
Pending payable for investments purchased	—	51,913
Other liabilities	172,997	119,811
Total other liabilities	295,272	302,898
Long-term debt	143,322	117,000
Total liabilities	9,890,835	9,956,356
Commitments, contingencies and guarantees (Note 12)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 55,359,218 (2017: 54,692,630)	554	547
Additional paid-in capital	1,171,435	1,155,542
Accumulated deficit	(92,676)	(204,156)
Less: treasury common shares, at cost: 1,254,212 (2017: nil)	(48,443)	—
Accumulated other comprehensive loss	(148,527)	(129,052)
Total shareholders’ equity	882,343	822,881
Total liabilities and shareholders’ equity	10,773,178	10,779,237
The accompanying notes are an integral part of these consolidated financial statements.

/s/ Michael Collins
Michael Collins
Chairman of the Board

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Non-interest income
Asset management	25,603	24,711	21,106
Banking	45,010	43,772	39,342
Foreign exchange revenue	32,895	32,222	30,606
Trust	51,004	44,936	44,060
Custody and other administration services	9,262	8,149	8,883
Other non-interest income	4,912	4,035	3,476
Total non-interest income	168,686	157,825	147,473
Interest income
Interest and fees on loans	218,495	187,020	188,000
Investments (none of the investment securities are intrinsically tax-exempt)
Trading	—	—	1,725
Available-for-sale	68,936	65,299	53,184
Held-to-maturity	55,327	36,132	22,261
Deposits with banks	24,830	17,178	9,759
Total interest income	367,588	305,629	274,929
Interest expense
Deposits	17,617	10,931	11,831
Long-term debt	6,949	4,954	4,500
Securities sold under repurchase agreements	33	—	118
Total interest expense	24,599	15,885	16,449
Net interest income before provision for credit losses	342,989	289,744	258,480
Provision for credit recoveries (losses)	6,991	5,837	(4,399)
Net interest income after provision for credit losses	349,980	295,581	254,081
Net trading gains (losses)	(329)	511	715
Net realized gains (losses) on available-for-sale investments	1,100	4,186	1,546
Net gains (losses) on other real estate owned	(322)	(2,383)	(440)
Net other gains (losses)	(1,304)	(1,045)	(807)
Total other gains (losses)	(855)	1,269	1,014
Total net revenue	517,811	454,675	402,568
Non-interest expense
Salaries and other employee benefits	159,778	145,138	140,246
Technology and communications	60,280	53,999	57,441
Professional and outside services	26,034	27,181	18,851
Property	21,825	19,878	21,043
Indirect taxes	19,485	18,050	16,352
Non-service employee benefits expense	5,570	8,090	(279)
Marketing	6,116	5,739	4,513
Amortization of intangible assets	5,091	4,210	4,514
Restructuring costs	—	1,772	6,266
Other expenses	17,164	16,279	16,952
Total non-interest expense	321,343	300,336	285,899
Net income before income taxes	196,468	154,339	116,669
Income tax expense	(1,284)	(1,087)	(727)
Net income	195,184	153,252	115,942
Cash dividends declared on preference shares	—	—	(13,979)
Preference shares guarantee fee	—	—	(1,676)
Premium paid on repurchase of preference shares	—	—	(41,913)
Net income attributable to common shareholders	195,184	153,252	58,374

Earnings per common share
Basic earnings per share	3.55	2.82	1.20
Diluted earnings per share	3.50	2.76	1.18
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income
(In thousands of US dollars)

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016

Net income	195,184	153,252	115,942

Other comprehensive income (loss), net of taxes
Net change in unrealized gains and losses on translation of net investment in foreign operations	(2,317)	2,603	(6,507)
Accretion of net unrealized (gains) losses on held-to-maturity investments transferred from available-for-sale investments	43	140	(71)
Net change in unrealized gains and losses on available-for-sale investments	(27,893)	6,943	(21,181)
Employee benefit plans adjustments	10,692	5,942	(26,424)
Other comprehensive income (loss), net of taxes	(19,475)	15,628	(54,183)

Total comprehensive income	175,709	168,880	61,759

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity

	Year ended
	December 31, 2018		December 31, 2017		December 31, 2016
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of year	54,692,630	547	53,284,872	533	47,293,253	473
Retirement of shares	—	—	—	—	(2,393)	—
Issuance of common shares	666,588	7	1,407,758	14	5,994,012	60
Balance at end of year	55,359,218	554	54,692,630	547	53,284,872	533

Preference shares
Balance at beginning of year	—	—	—	—	182,863	2
Redemption of preference shares	—	—	—	—	(182,863)	(2)
Balance at end of year	—	—	—	—	—	—

Additional paid-in capital
Balance at beginning of year		1,155,542		1,142,608		1,225,344
Share-based compensation		11,664		8,110		14,072
Share-based settlements		918		289		(10,626)
Premium paid on repurchase of preference shares		—		—		(41,913)
Redemption of preference shares		—		—		(170,206)
Retirement of common shares		—		—		(45)
Repurchase of warrant		—		—		(100)
Cost of issuance of common shares		—		22		(5,458)
Issuance of common shares, net of underwriting discounts and commissions		3,311		4,514		131,540
Sale of treasury common shares		—		(1)		—
Balance at end of year		1,171,435		1,155,542		1,142,608

Accumulated deficit
Balance at beginning of year		(204,156)		(287,677)		(368,618)
Net income for period		195,184		153,252		115,942
Common share cash dividends declared and paid, $1.52 per share (2017: $1.28 per share; 2016: $0.40 per share)		(83,704)		(69,731)		(19,346)
Cash dividends declared on preference shares, nil per share (2017: nil per share; 2016: $80.00 per share)		—		—		(13,979)
Preference shares guarantee fee		—		—		(1,676)
Balance at end of year		(92,676)		(204,156)		(287,677)

Treasury common shares
Balance at beginning of year	—	—	2,066	(42)	924,031	(16,350)
Purchase of treasury common shares	1,254,212	(48,443)	—	—	97,053	(1,588)
Sale of treasury common shares	—	—	(380)	13	—	—
Share-based settlements	—	—	(1,686)	29	(1,019,016)	17,896
Fractional share payout	—	—	—	—	(2)	—
Balance at end of year	1,254,212	(48,443)	—	—	2,066	(42)

Accumulated other comprehensive income (loss)
Balance at beginning of year		(129,052)		(144,680)		(90,497)
Other comprehensive income (loss), net of taxes		(19,475)		15,628		(54,183)
Balance at end of year		(148,527)		(129,052)		(144,680)
Total shareholders' equity		882,343		822,881		710,742
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from operating activities
Net income	195,184	153,252	115,942
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	46,476	50,398	52,261
Provision for credit (recovery) losses	(6,991)	(5,837)	4,399
Share-based payments and settlements	12,582	8,410	14,423
Net realized (gains) losses on available-for-sale investments	(1,100)	(4,186)	(1,546)
(Gain) loss on sale of premises and equipment	—	—	(37)
Net (gains) losses on other real estate owned	322	2,383	440
(Increase) decrease in carrying value of equity method investments	(1,118)	(1,028)	(1,137)
Dividends received from equity method investments	556	412	441
Fair value adjustments of a contingent payment	—	—	895
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable	3,838	(1,761)	(6,054)
(Increase) decrease in other assets	(7,813)	25,600	(6,694)
Increase (decrease) in accrued interest payable	2,774	82	(284)
Increase (decrease) in employee benefit plans and other liabilities	51,635	14,396	5,587
Cash provided by (used in) operating activities	296,345	242,121	178,636

Cash flows from investing activities
(Increase) decrease in securities purchased under agreement to resell	151,428	(29,956)	(148,813)
Net (increase) decrease in short-term investments other than restricted cash	188,115	277,788	(122,323)
Net change in trading investments	329	(511)	314,986
Available-for-sale investments: proceeds from sale	854,160	213,047	60,548
Available-for-sale investments: proceeds from maturities and pay downs	480,765	524,971	576,892
Available-for-sale investments: purchases	(242,087)	(730,765)	(1,884,554)
Held-to-maturity investments: proceeds from maturities and pay downs	166,406	113,573	73,725
Held-to-maturity investments: purchases	(903,958)	(385,813)	(360,959)
Net (increase) decrease in loans	(321,944)	(130,107)	321,722
Additions to premises, equipment and computer software	(18,529)	(19,218)	(9,804)
Proceeds from sale of other real estate owned	5,896	2,689	5,528
Purchase of intangible assets	(1,308)	—	—
Net cash disbursed for business acquisitions	(20,722)	—	(21,778)
Cash provided by (used in) investing activities	338,551	(164,302)	(1,194,830)
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from financing activities
Net increase (decrease) in demand and term deposit liabilities	(22,543)	(621,105)	1,056,029
Proceeds from issuance of common shares, net of underwriting discounts and commissions	—	13	131,600
Cost of issuance of common shares	—	—	(5,458)
Proceeds from loans sold under agreement to repurchase	—	—	5,152
Cost of repurchase of loans under agreement to repurchase	—	—	(5,152)
Issuance of subordinated capital, net of underwriting fees	73,218	—	—
Repayment of long-term debt	(47,000)	—	—
Common shares repurchased	(48,443)	—	(1,633)
Preference shares repurchased	—	—	(212,121)
Warrant repurchased	—	—	(100)
Proceeds from stock option exercises	3,318	4,546	6,919
Cash dividends paid on common shares	(83,704)	(69,731)	(19,346)
Cash dividends paid on preference shares	—	—	(14,629)
Preference shares guarantee fee paid	—	—	(1,676)
Cash provided by (used in) financing activities	(125,154)	(686,277)	939,585
Net effect of exchange rates on cash, cash equivalent and restricted cash	2,646	46,645	(105,245)
Net increase (decrease) in cash, cash equivalent and restricted cash	512,388	(561,813)	(181,854)
Cash, cash equivalent and restricted cash: beginning of year	1,557,732	2,119,545	2,301,399
Cash, cash equivalent and restricted cash: end of year	2,070,120	1,557,732	2,119,545

Components of cash, cash equivalent and restricted cash at end of year
Cash due from banks	2,053,883	1,535,138	2,101,651
Restricted cash included in short-term investments on the consolidated balance sheets	16,237	22,594	17,894
Total cash, cash equivalent and restricted cash at end of year	2,070,120	1,557,732	2,119,545

Supplemental disclosure of cash flow information
Cash interest paid	27,374	15,968	16,165
Cash income tax paid	544	696	391

Non-cash items
Transfer to other real estate owned	2,437	—	8,961
Transfer of available-for-sale investments to held-to-maturity investments	—	—	74,731
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

Butterfield is a full service bank and wealth manager headquartered in Hamilton, Bermuda. The Bank operates its business through three geographic segments: Bermuda, the Cayman Islands, and the Channel Islands and the United Kingdom (UK), where its principal banking operations are located and where it offers specialized financial services. Butterfield offers banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In the Bermuda and Cayman Islands segments, Butterfield offers both banking and wealth management. In the Channel Islands and the UK segment, the Bank offers wealth management and residential property lending.

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

B. Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively the “Bank”), and those variable interest entities (“VIEs”) where the Company is the primary beneficiary. Intercompany accounts and transactions have been eliminated. VIEs are entities that, by design, either (1) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) have equity investors that do not have the ability to make significant decisions relating to the entity’s operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The Bank is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The determination of whether the Bank meets the criteria to be considered the primary beneficiary of a VIE requires a periodic evaluation of all transactions (such as investments, loans and fee arrangements) with the entity. The Bank performs on-going reassessments of: (1) whether entities previously evaluated under the majority voting-interest framework have become VIEs, based on certain events, and are therefore subject to the VIE consolidation framework; and (2) whether changes in the facts and circumstances regarding the Bank’s involvement with a VIE cause the Bank’s consolidation conclusion to change.

Certain Bank sponsored asset management funds are structured as limited partnerships or limited companies (collectively the “funds”). The funds have various investment strategies (including but not limited to fixed income, equities and fund of funds) and are financed by non-affiliated investors. A subsidiary of the Bank is either the general partner or investment manager to the funds but does not have any significant variable interests in these entities. For those funds where the non-affiliated investors have the ability to remove the subsidiary of the Bank as the general partner or investment manager without cause (i.e. kick out rights), based on a simple majority vote, or the non-affiliated investors have rights to participate in important decisions, the Bank does not consolidate such voting interest entities. In cases where the non-affiliated investors do not have substantive kickout or participating rights, the Bank evaluates the funds as VIEs and consolidates if it is the general partner or investment manager and has a potentially significant interest.

During the three years ended December 31, 2018, 2017 and 2016, the Bank had no interests in VIEs where the Bank was considered the primary beneficiary, nor did the Bank have any significant variable interests in a VIE where the Bank was not considered the primary beneficiary. For the variable interests the Bank holds in entities which are not considered VIEs, the Bank utilized the majority voting interest framework. The Bank consolidates these entities where it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control.

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

The specific identification method is used to determine realized gains and losses on trading and AFS investments, which are included in net realized gains and losses on AFS investments, in the consolidated statements of operations.

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

The Bank has reclassified dividends received from affiliates from investing activities to operating activities in the consolidated statements of cash flows.

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

The changes in the fair value of a derivative that is designated and qualifies as a foreign currency hedge is recorded in either current year earnings or OCL, depending on whether the hedging relationship satisfies the criteria for a fair value or cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, the changes in the derivative’s fair value, to the extent that the derivative is effective as a hedge, are recorded in the cumulative translation adjustment (“CTA”) account within OCL.

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

OREO
OREO assets are carried at the lower of cost or fair value less estimated costs to sell. The determination of fair value, which aims at estimating the realizable value of the properties, is based either on third-party appraisals, when available, or on internal valuation models. Appraisals of OREO properties are updated on an annual basis. Where the fair value of the related property is based on an unadjusted appraised value, the OREO is generally classified as Level 2. Where significant adjustments are made to the appraised value, or based on an internally generated valuation model, the OREO is generally classified as Level 3.

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

X. Consolidated Statements of Cash Flows
For the purposes of the consolidated statements of cash flows, cash due from banks include cash on hand, cash items in the process of collection, amounts due from correspondent banks and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value, and restricted cash included in short-term investments on the consolidated balance sheets.

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

Z. New Accounting Pronouncements
The following accounting developments were issued during the year ended December 31, 2018 or are accounting standards pending adoption:

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

In July 2018, the FASB published Accounting Standards Update No. 2018-11 Codification Improvements to Topic 842, Leases Targeted Improvements. The first amendment in this update provides entities with an additional (and optional) transition method to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. An entity's reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). The second amendment in this update provides lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606) and if required conditions are met. For entities that have not adopted Topic 842 before the issuance of this update, the effective date and transition requirements for the amendments in this update related to separating components of a contract are the same as the effective date and transition requirements in update 2016-02. The Bank has determined that standard 2016-02 will have an effect for the Bank. The Bank will adopt ASU 2016-02 and ASU 2018-11 effective January 1, 2019. Based on the lease portfolio as of December 31, 2018, the Bank anticipates recording right of use lease assets and lease liabilities of approximately $23 million on its consolidated balance sheets, with no material impact to its consolidated statements of operations. The Bank will apply the optional transition method from ASU 2018-11 and apply the new lease standard as of January 1, 2019 with comparative periods presented under current GAAP. The Bank does not expect a material adjustment to opening retained earnings upon adoption.

In June 2016, the FASB published Accounting Standards Update No. 2016-13 Financial Instruments – Credit Losses. The amendments in this update provide a new impairment model, known as the current expected credit loss model that is based on expected losses rather than incurred losses. The amendments in this update are also intended to reduce the complexity and reduce the number of impairment models entities use to account for debt instruments. For public business entities that meet the GAAP definition of an SEC filer, the effective date for this update for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Bank is evaluating ASU No. 2016-13 and has initiated a working group with multiple members from applicable departments to evaluate the requirements of the new standard, planning for loss modeling requirements consistent with lifetime expected loss estimates, and assessing the impact it will have on current processes. The extent of the impact upon adoption will likely depend on the characteristics of the Bank’s loan portfolio and economic conditions at that date, as well as forecasted conditions thereafter.

In August 2018, the FASB published Accounting Standards Update No. 2018-14 Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20) which includes amendments that remove disclosures that no longer are considered cost beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. This update is effective for public business entities for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Bank has determined that this standard will have an effect on certain year-end disclosures in the Employee benefit plans note and has early adopted it for the year ending December 31, 2018.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 3: Cash due from banks

	December 31, 2018			December 31, 2017
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Non-interest bearing
Cash and demand deposits with banks	21,677	102,505	124,182	24,189	65,192	89,381

Interest bearing¹
Demand deposits with banks	335,841	151,747	487,588	215,363	124,893	340,256
Cash equivalents	364,714	1,077,399	1,442,113	330,247	775,254	1,105,501
Sub-total - Interest bearing	700,555	1,229,146	1,929,701	545,610	900,147	1,445,757

Total cash due from banks	722,232	1,331,651	2,053,883	569,799	965,339	1,535,138
¹ Interest bearing cash due from banks includes certain demand deposits with banks as at December 31, 2018 in the amount of $204.2 million (December 31, 2017: $203.3 million) that are earning interest at a negligible rate.

Note 4: Short-term investments

	December 31, 2018			December 31, 2017
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Unrestricted
Maturing within three months	—	25,459	25,459	67,528	71,986	139,514
Maturing between three to six months	—	9,641	9,641	19,841	67,035	86,876
Total unrestricted short-term investments	—	35,100	35,100	87,369	139,021	226,390

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Non-interest earning demand deposits	—	2,401	2,401	—	—	—
Interest earning demand and term deposits	13,836	999	14,835	22,053	1,541	23,594
Total restricted short-term investments	13,836	3,400	17,236	22,053	1,541	23,594

Total short-term investments	13,836	38,500	52,336	109,422	140,562	249,984

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

	December 31, 2018				December 31, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Trading
Mutual funds	5,724	1,176	(405)	6,495	5,724	1,616	(516)	6,824
Total trading	5,724	1,176	(405)	6,495	5,724	1,616	(516)	6,824

Available-for-sale
US government and federal agencies	1,820,808	3,355	(37,656)	1,786,507	2,720,581	8,924	(20,401)	2,709,104
Non-US governments debt securities	25,804	19	(398)	25,425	26,516	118	(386)	26,248
Corporate debt securities	80,177	—	(1,464)	78,713	243,999	153	(780)	243,372
Asset-backed securities - Student loans	13,290	—	(664)	12,626	13,290	—	(797)	12,493
Commercial mortgage-backed securities	125,806	6	(2,603)	123,209	142,740	56	(1,296)	141,500
Residential mortgage-backed securities	160,492	—	(4,223)	156,269	186,049	309	(1,635)	184,723
Total available-for-sale	2,226,377	3,380	(47,008)	2,182,749	3,333,175	9,560	(25,295)	3,317,440

Held-to-maturity¹
US government and federal agencies	2,066,120	5,012	(34,918)	2,036,214	1,381,955	4,813	(9,414)	1,377,354
Total held-to-maturity	2,066,120	5,012	(34,918)	2,036,214	1,381,955	4,813	(9,414)	1,377,354
¹ For the years ended December 31, 2018, 2017 and 2016, non-credit impairments recognized in accumulated other comprehensive loss ("AOCL") for HTM investments were nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS and HTM investment securities that were in an unrealized loss position as of December 31, 2018 (and December 31, 2017), which were composed of 198 securities representing 75% of the AFS and HTM portfolios' fair value (December 31, 2017: 161 and 59%, respectively), represent an OTTI. Total gross unrealized losses were 2.6% of the fair value of affected securities (December 31, 2017: 1.3%) and were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. The following describes the processes for identifying credit impairment in security types with the most significant unrealized losses as shown in the preceding tables.

Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

Management believes that all the Non-US governments debt securities do not have any credit losses, given the explicit guarantee provided by the issuing government.

The unrealized losses in Corporate debt securities relate primarily to six debt securities that are all of investment grade with ratings of A- or A+. Management believes that the value of these securities will recover and the current unrealized loss positions are a result of interest rate movements.

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

Investments in Commercial mortgage-backed securities relate to 11 senior securities rated AAA or AA+ that possess significant subordination, a form of credit enhancement expressed hereafter as the percentage of pool losses that can occur before the senior securities held by the Bank will incur its first dollar of principal loss. No credit losses were recognized as for eight of these securities the weighted average credit support and the weighted average loan-to-value ratios ("LTV") range from 25% - 38% and 46% - 72%, respectively. In respect of the three remaining securities, two are fully defeased with the other having an LTV of less than 30%.

Investments in Residential mortgage-backed securities relate to 17 securities which are rated AAA or AA+ and possess similar significant credit enhancement as described above. No credit losses were recognized on these securities as the weighted average credit support and the weighted average LTV ratios range from 6% - 21% and 53% - 65%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

In the following tables, debt securities with unrealized losses that are not deemed to be OTTI are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis. In 2018, the classification of certain securities was revised from "less than 12 months" to "12 months or more". The 2017 classification presented below was revised to properly present the disclosure accordingly.

	Less than 12 months		12 months or more
December 31, 2018	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	372,283	(1,586)	1,027,638	(36,070)	1,399,921	(37,656)
Non-US governments debt securities	—	—	22,360	(398)	22,360	(398)
Corporate debt securities	14,914	(114)	63,799	(1,350)	78,713	(1,464)
Asset-backed securities - Student loans	—	—	12,626	(664)	12,626	(664)
Commercial mortgage-backed securities	812	—	117,379	(2,603)	118,191	(2,603)
Residential mortgage-backed securities	49,804	(1,313)	106,465	(2,910)	156,269	(4,223)
Total available-for-sale securities with unrealized losses	437,813	(3,013)	1,350,267	(43,995)	1,788,080	(47,008)

Held-to-maturity securities with unrealized losses
US government and federal agencies	647,484	(11,468)	724,974	(23,450)	1,372,458	(34,918)

	Less than 12 months		12 months or more
December 31, 2017	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	467,958	(2,461)	1,043,601	(17,940)	1,511,559	(20,401)
Non-US governments debt securities	—	—	22,360	(386)	22,360	(386)
Corporate debt securities	76,016	(225)	49,964	(555)	125,980	(780)
Asset-backed securities - Student loans	—	—	12,493	(797)	12,493	(797)
Commercial mortgage-backed securities	98,822	(709)	36,766	(587)	135,588	(1,296)
Residential mortgage-backed securities	71,604	(486)	56,287	(1,149)	127,891	(1,635)
Total available-for-sale securities with unrealized losses	714,400	(3,881)	1,221,471	(21,414)	1,935,871	(25,295)

Held-to-maturity securities with unrealized losses
US government and federal agencies	549,532	(2,862)	288,830	(6,552)	838,362	(9,414)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
December 31, 2018	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Trading
Mutual funds	—	—	—	—	—	6,495	6,495

Available-for-sale
US government and federal agencies	—	—	34,423	—	—	1,752,084	1,786,507
Non-US governments debt securities	—	3,064	22,361	—	—	—	25,425
Corporate debt securities	—	14,924	63,789	—	—	—	78,713
Asset-backed securities - Student loans	—	—	—	—	—	12,626	12,626
Commercial mortgage-backed securities	—	—	—	—	—	123,209	123,209
Residential mortgage-backed securities	—	—	—	—	—	156,269	156,269
Total available-for-sale	—	17,988	120,573	—	—	2,044,188	2,182,749

Held-to-maturity
US government and federal agencies	—	—	—	—	—	2,066,120	2,066,120
Total investments	—	17,988	120,573	—	—	4,116,803	4,255,364

Total by currency
US dollars	—	17,988	120,573	—	—	4,116,484	4,255,045
Other	—	—	—	—	—	319	319
Total investments	—	17,988	120,573	—	—	4,116,803	4,255,364

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	December 31, 2018		December 31, 2017
Pledged Investments	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	42,531	42,400	149,999	150,900
Held-to-maturity	70,818	69,030	202,303	201,523

Sale Proceeds and Realized Gains and Losses of AFS Securities

	Year ended
	December 31, 2018
	Sale proceeds	Gross realized gains	Gross realized (losses)
US government and federal agencies	812,720	1,599	(1,263)
Corporate debt securities	24,975	—	(87)
Commercial mortgage-backed securities	15,260	—	(354)
Pass-through note	1,205	1,205	—
Total	854,160	2,804	(1,704)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
	December 31, 2017
	Sale proceeds	Gross realized gains	Gross realized (losses)
Corporate debt securities	202,700	1,684	—
Commercial mortgage-backed securities	7,785	—	(60)
Pass-through note	2,562	2,562	—
Total	213,047	4,246	(60)

	Year ended
	December 31, 2016
	Sale proceeds	Gross realized gains	Gross realized (losses)
US government and federal agencies	59,939	1,013	(76)
Pass-through note	609	609	—
Total	60,548	1,622	(76)

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The "Bermuda" and "Non-Bermuda" classifications purpose is to reflect management segment reporting as described in Note 15: Segmented information.

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal, business and government loans are generally repayable over terms not exceeding five years. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The effective yield on total loans as at December 31, 2018 is 5.53% (December 31, 2017: 5.09%).

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2018			December 31, 2017
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Commercial loans
Government	92,994	12,670	105,664	139,987	13,414	153,401
Commercial and industrial	291,470	222,393	513,863	197,251	173,701	370,952
Commercial overdrafts	16,342	16,752	33,094	18,649	2,874	21,523
Total gross commercial loans	400,806	251,815	652,621	355,887	189,989	545,876
Less specific allowance for credit losses	(2,766)	(1,687)	(4,453)	(2,866)	—	(2,866)
Net commercial loans	398,040	250,128	648,168	353,021	189,989	543,010

Commercial real estate loans
Commercial mortgage	304,519	192,456	496,975	346,094	189,741	535,835
Construction	29,760	48,909	78,669	24,500	23,743	48,243
Total gross commercial real estate loans	334,279	241,365	575,644	370,594	213,484	584,078
Less specific allowance for credit losses	(600)	—	(600)	(550)	(33)	(583)
Net commercial real estate loans	333,679	241,365	575,044	370,044	213,451	583,495

Consumer loans
Automobile financing	13,249	6,975	20,224	13,113	6,182	19,295
Credit card	60,466	23,623	84,089	57,777	21,228	79,005
Overdrafts	10,511	2,375	12,886	5,490	2,871	8,361
Other consumer	28,415	35,076	63,491	29,818	51,196	81,014
Total gross consumer loans	112,641	68,049	180,690	106,198	81,477	187,675
Less specific allowance for credit losses	(274)	—	(274)	(274)	—	(274)
Net consumer loans	112,367	68,049	180,416	105,924	81,477	187,401

Residential mortgage loans	1,121,288	1,538,748	2,660,036	1,156,134	1,338,566	2,494,700
Less specific allowance for credit losses	(8,575)	(1,013)	(9,588)	(8,681)	(1,220)	(9,901)
Net residential mortgage loans	1,112,713	1,537,735	2,650,448	1,147,453	1,337,346	2,484,799

Total gross loans	1,969,014	2,099,977	4,068,991	1,988,813	1,823,516	3,812,329
Less specific allowance for credit losses	(12,215)	(2,700)	(14,915)	(12,371)	(1,253)	(13,624)
Less general allowance for credit losses	(7,098)	(3,089)	(10,187)	(16,339)	(5,504)	(21,843)
Net loans	1,949,701	2,094,188	4,043,889	1,960,103	1,816,759	3,776,862

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans as at December 31, 2018 and December 31, 2017. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2018	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total loans
Commercial loans
Government	—	—	3,750	3,750	101,914	105,664
Commercial and industrial	231	—	7,379	7,610	506,253	513,863
Commercial overdrafts	—	—	2	2	33,092	33,094
Total commercial loans	231	—	11,131	11,362	641,259	652,621

Commercial real estate loans
Commercial mortgage	837	1,282	4,062	6,181	490,794	496,975
Construction	—	—	—	—	78,669	78,669
Total commercial real estate loans	837	1,282	4,062	6,181	569,463	575,644

Consumer loans
Automobile financing	125	29	162	316	19,908	20,224
Credit card	351	313	126	790	83,299	84,089
Overdrafts	—	—	4	4	12,882	12,886
Other consumer	456	183	577	1,216	62,275	63,491
Total consumer loans	932	525	869	2,326	178,364	180,690

Residential mortgage loans	31,015	8,859	36,394	76,268	2,583,768	2,660,036

Total gross loans	33,015	10,666	52,456	96,137	3,972,854	4,068,991

December 31, 2017	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total loans
Commercial loans
Government	—	—	—	—	153,401	153,401
Commercial and industrial	—	1,005	7,481	8,486	362,466	370,952
Commercial overdrafts	—	—	1	1	21,522	21,523
Total commercial loans	—	1,005	7,482	8,487	537,389	545,876

Commercial real estate loans
Commercial mortgage	392	—	4,781	5,173	530,662	535,835
Construction	—	—	—	—	48,243	48,243
Total commercial real estate loans	392	—	4,781	5,173	578,905	584,078

Consumer loans
Automobile financing	7	12	226	245	19,050	19,295
Credit card	422	177	170	769	78,236	79,005
Overdrafts	—	—	4	4	8,357	8,361
Other consumer	797	329	441	1,567	79,447	81,014
Total consumer loans	1,226	518	841	2,585	185,090	187,675

Residential mortgage loans	19,121	10,142	35,658	64,921	2,429,779	2,494,700

Total gross loans	20,739	11,665	48,762	81,166	3,731,163	3,812,329
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

December 31, 2018	Pass	Special mention	Substandard	Non-accrual	Total gross recorded investments
Commercial loans
Government	101,914	—	—	3,750	105,664
Commercial and industrial	501,241	4,097	1,146	7,379	513,863
Commercial overdrafts	29,896	2,705	491	2	33,094
Total commercial loans	633,051	6,802	1,637	11,131	652,621

Commercial real estate loans
Commercial mortgage	444,397	45,390	3,126	4,062	496,975
Construction	78,669	—	—	—	78,669
Total commercial real estate loans	523,066	45,390	3,126	4,062	575,644

Consumer loans
Automobile financing	19,927	119	16	162	20,224
Credit card	83,963	—	126	—	84,089
Overdrafts	12,650	232	—	4	12,886
Other consumer	60,766	1,869	10	846	63,491
Total consumer loans	177,306	2,220	152	1,012	180,690

Residential mortgage loans	2,501,814	47,039	78,697	32,486	2,660,036

Total gross recorded loans	3,835,237	101,451	83,612	48,691	4,068,991

December 31, 2017	Pass	Special mention	Substandard	Non-accrual	Total gross recorded investments
Commercial loans
Government	149,651	—	3,750	—	153,401
Commercial and industrial	357,298	4,864	1,309	7,481	370,952
Commercial overdrafts	17,558	3,569	395	1	21,523
Total commercial loans	524,507	8,433	5,454	7,482	545,876

Commercial real estate loans
Commercial mortgage	464,283	63,663	3,108	4,781	535,835
Construction	48,243	—	—	—	48,243
Total commercial real estate loans	512,526	63,663	3,108	4,781	584,078

Consumer loans
Automobile financing	18,816	232	21	226	19,295
Credit card	78,835	—	170	—	79,005
Overdrafts	8,263	94	—	4	8,361
Other consumer	79,080	1,419	31	484	81,014
Total consumer loans	184,994	1,745	222	714	187,675

Residential mortgage loans	2,351,845	35,996	75,985	30,874	2,494,700

Total gross recorded loans	3,573,872	109,837	84,769	43,851	3,812,329

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Evaluation of Loans For Impairment	December 31, 2018		December 31, 2017
	Individually evaluated	Collectively evaluated	Individually evaluated	Collectively evaluated
Commercial	12,096	640,525	8,487	537,389
Commercial real estate	7,188	568,456	7,889	576,189
Consumer	1,023	179,667	1,138	186,537
Residential mortgage	102,127	2,557,909	99,652	2,395,048
Total gross loans	122,434	3,946,557	117,166	3,695,163

Changes in General and Specific Allowances For Credit Losses

	Year ended December 31, 2018
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of year	6,309	10,360	888	17,910	35,467
Provision taken (released)	865	(6,290)	211	(1,777)	(6,991)
Recoveries	14	28	656	201	899
Charge-offs	(275)	—	(953)	(2,931)	(4,159)
Other	—	(6)	—	(108)	(114)
Allowances at end of year	6,913	4,092	802	13,295	25,102
Allowances at end of year: individually evaluated for impairment	4,453	600	274	9,588	14,915
Allowances at end of year: collectively evaluated for impairment	2,460	3,492	528	3,707	10,187

	Year ended December 31, 2017
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of year	3,377	16,224	965	23,681	44,247
Provision taken (released)	2,853	(5,895)	1,059	(3,854)	(5,837)
Recoveries	106	—	730	483	1,319
Charge-offs	(34)	(1)	(1,869)	(2,475)	(4,379)
Other	7	32	3	75	117
Allowances at end of year	6,309	10,360	888	17,910	35,467
Allowances at end of year: individually evaluated for impairment	2,866	583	274	9,901	13,624
Allowances at end of year: collectively evaluated for impairment	3,443	9,777	614	8,009	21,843

	Year ended December 31, 2016
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of year	8,723	6,512	2,763	31,304	49,302
Provision taken (released)	(5,265)	14,459	(1,076)	(3,719)	4,399
Recoveries	97	12	1,264	70	1,443
Charge-offs	(138)	(4,520)	(1,916)	(3,837)	(10,411)
Other	(40)	(239)	(70)	(137)	(486)
Allowances at end of year	3,377	16,224	965	23,681	44,247
Allowances at end of year: individually evaluated for impairment	577	750	278	10,133	11,738
Allowances at end of year: collectively evaluated for impairment	2,800	15,474	687	13,548	32,509

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Non-Performing Loans (excluding purchased credit-impaired loans)	December 31, 2018			December 31, 2017
	Non-accrual	Past due more than 90 days and accruing	Total non- performing loans	Non-accrual	Past due more than 90 days and accruing	Total non- performing loans
Commercial loans
Government	3,750	—	3,750	—	—	—
Commercial and industrial	7,379	—	7,379	7,481	—	7,481
Commercial overdrafts	2	—	2	1	—	1
Total commercial loans	11,131	—	11,131	7,482	—	7,482

Commercial real estate loans
Commercial mortgage	4,062	—	4,062	4,781	—	4,781

Consumer loans
Automobile financing	162	—	162	226	—	226
Credit card	—	126	126	—	170	170
Overdrafts	4	—	4	4	—	4
Other consumer	846	—	846	484	—	484
Total consumer loans	1,012	126	1,138	714	170	884

Residential mortgage loans	32,486	6,332	38,818	30,874	4,186	35,060

Total non-performing loans	48,691	6,458	55,149	43,851	4,356	48,207

Impaired Loans (excluding purchased credit-impaired loans)
A loan is considered to be impaired when, based on current information and events, the Bank determines that it will not be able to collect all amounts due according to the original loan contract, including scheduled interest payments. Impaired loans include all non-accrual loans and all loans modified in a troubled debt restructuring (‘‘TDR’’) even if full collectability is expected following the restructuring. During the year ended December 31, 2018, the amount of gross interest income that would have been recorded had impaired loans been current was $2.1 million (December 31, 2017: $2.1 million; December 31, 2016: $2.7 million).

	Impaired loans with an allowance			Gross recorded investment of impaired loans without an allowance	Total impaired loans
December 31, 2018	Gross recorded investment	Specific allowance	Net loans		Gross recorded investment	Specific allowance	Net loans
Commercial loans
Government	3,750	(1,687)	2,063	—	3,750	(1,687)	2,063
Commercial and industrial	7,379	(2,766)	4,613	965	8,344	(2,766)	5,578
Commercial overdrafts	—	—	—	2	2	—	2
Total commercial loans	11,129	(4,453)	6,676	967	12,096	(4,453)	7,643

Commercial real estate loans
Commercial mortgage	1,081	(600)	481	6,108	7,189	(600)	6,589

Consumer loans
Automobile financing	130	(75)	55	32	162	(75)	87
Overdrafts	—	—	—	4	4	—	4
Other consumer	199	(199)	—	647	846	(199)	647
Total consumer loans	329	(274)	55	683	1,012	(274)	738

Residential mortgage loans	49,431	(9,422)	40,009	49,571	99,002	(9,422)	89,580

Total impaired loans	61,970	(14,749)	47,221	57,329	119,299	(14,749)	104,550
Specific allowance excludes $0.2 million recognized relating to purchased credit-impaired loans.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Impaired loans with an allowance			Gross recorded investment of impaired loans without an allowance	Total impaired loans
December 31, 2017	Gross recorded investment	Specific allowance	Net loans		Gross recorded investment	Specific allowance	Net loans
Commercial loans
Commercial and industrial	7,475	(2,866)	4,609	1,011	8,486	(2,866)	5,620
Commercial overdrafts	—	—	—	1	1	—	1
Total commercial loans	7,475	(2,866)	4,609	1,012	8,487	(2,866)	5,621

Commercial real estate loans
Commercial mortgage	1,585	(583)	1,002	6,304	7,889	(583)	7,306

Consumer loans
Automobile financing	138	(75)	63	88	226	(75)	151
Overdrafts	—	—	—	4	4	—	4
Other consumer	199	(199)	—	285	484	(199)	285
Total consumer loans	337	(274)	63	377	714	(274)	440

Residential mortgage loans	53,698	(9,630)	44,068	42,055	95,753	(9,630)	86,123

Total impaired loans	63,095	(13,353)	49,742	49,748	112,843	(13,353)	99,490
Specific allowance excludes $0.3 million recognized relating to purchased credit-impaired loans.

Average Impaired Loan Balances and Related Recognized Interest Income

	December 31, 2018		December 31, 2017		December 31, 2016
	Average gross recorded investment	Interest income recognized¹	Average gross recorded investment	Interest income recognized¹	Average gross recorded investment	Interest income recognized¹

Commercial loans
Government	3,750	—	—	—	—	—
Commercial and industrial	8,415	68	5,057	63	1,661	64
Commercial overdrafts	2	—	2	—	14	—
Total commercial loans	12,167	68	5,059	63	1,675	64

Commercial real estate loans
Commercial mortgage	7,539	287	7,778	222	15,496	237

Consumer loans
Automobile financing	194	—	256	—	192	—
Overdrafts	4	—	11	—	14	—
Other consumer	665	—	598	—	1,043	—
Total consumer loans	863	—	865	—	1,249	—

Residential mortgage loans	97,378	4,568	89,063	4,378	81,901	2,201

Total impaired loans	117,947	4,923	102,765	4,663	100,321	2,502
¹ All interest income recognized on impaired loans relate to loans previously modified in a TDR.

Loans Modified in a TDR
As at December 31, 2018, the Bank had two loans which were formerly residential mortgages that were modified in a TDR during the preceding 12 months that subsequently defaulted (i.e., 90 days or more past due following a modification) with a recorded investment of $0.8 million. As at December 31, 2017, the Bank had no loans that were modified in a TDR during the preceding 12 months that subsequently defaulted. As at December 31, 2016, one loan which was formerly a residential mortgage was modified in a TDR during the preceding 12 months that subsequently defaulted with a recorded investment of $0.9 million.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

TDRs entered into during the year

	Year ended December 31, 2018
	Number of contracts	Pre- modification recorded investment	Modification: interest capitalization	Post- modification recorded investment
Residential mortgage loans	19	7,864	846	8,710
Total loans modified in a TDR	19	7,864	846	8,710

	Year ended December 31, 2017
	Number of contracts	Pre- modification recorded investment	Modification: interest capitalization	Post- modification recorded investment
Commercial real estate loans	2	1,544	—	1,544
Residential mortgage loans	42	24,588	1,345	25,933
Total loans modified in a TDR	44	26,132	1,345	27,477

	Year ended December 31, 2016
	Number of contracts	Pre- modification recorded investment	Modification: interest capitalization	Post- modification recorded investment
Residential mortgage loans	21	12,543	81	12,624
Total loans modified in a TDR	21	12,543	81	12,624

	December 31, 2018		December 31, 2017
TDRs outstanding	Accrual	Non-accrual	Accrual	Non-accrual
Commercial loans	965	—	1,005	—
Commercial real estate loans	3,127	1,336	3,108	1,471
Residential mortgage loans	66,516	8,154	64,879	5,623
Total TDRs outstanding	70,608	9,490	68,992	7,094

Purchased Credit-Impaired Loans
The Bank acquired certain credit-impaired loans as part of the November 7, 2014 acquisition of substantially all retail loans of HSBC Bank (Cayman) Limited. The accretable difference (or "accretable yield") represents the excess of a loan's cash flows expected to be collected over the loan's carrying amount.

	Year ended
	December 31, 2018
	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount
Balance at beginning of year	6,001	(1,239)	(711)	4,051
Advances and increases in cash flows expected to be collected	25	42	(42)	25
Reductions resulting from repayments	(1,495)	191	92	(1,212)
Reductions resulting from changes in allowances for credit losses	—	105	—	105
Balance at end of year	4,531	(901)	(661)	2,969

	Year ended
	December 31, 2017
	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount
Balance at beginning of year	8,016	(1,617)	(811)	5,588
Advances and increases in cash flows expected to be collected	36	48	(48)	36
Reductions resulting from repayments	(1,581)	307	148	(1,126)
Reductions resulting from changes in allowances for credit losses	—	(99)	—	(99)
Reductions resulting from charge-offs	(470)	122	—	(348)
Balance at end of year	6,001	(1,239)	(711)	4,051

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

	December 31, 2018			December 31, 2017
Business sector	Loans	Off-balance sheet	Total credit exposure	Loans	Off-balance sheet	Total credit exposure
Banks and financial services	611,404	415,124	1,026,528	459,132	390,278	849,410
Commercial and merchandising	316,349	182,440	498,789	261,560	193,583	455,143
Governments	104,857	—	104,857	153,952	85,807	239,759
Individuals	2,339,854	89,931	2,429,785	2,274,632	114,215	2,388,847
Primary industry and manufacturing	120,088	1,003	121,091	59,532	9,567	69,099
Real estate	395,086	1,547	396,633	439,595	2,225	441,820
Hospitality industry	160,680	3,497	164,177	144,808	73	144,881
Transport and communication	5,758	75	5,833	5,494	—	5,494
Sub-total	4,054,076	693,617	4,747,693	3,798,705	795,748	4,594,453
General allowance	(10,187)	—	(10,187)	(21,843)	—	(21,843)
Total	4,043,889	693,617	4,737,506	3,776,862	795,748	4,572,610

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2018				December 31, 2017
Geographic region	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Australia	145,675	—	—	145,675	113,920	—	—	113,920
Bermuda	36,827	2,133,859	333,845	2,504,531	14,512	2,132,918	418,850	2,566,280
Canada	759,437	—	—	759,437	386,322	—	—	386,322
Cayman	18,138	730,418	222,189	970,745	67,942	669,767	229,731	967,440
Guernsey	6	290,578	22,619	313,203	3	292,806	41,648	334,457
Japan	14,271	—	—	14,271	12,852	—	—	12,852
Jersey	—	9,083	449	9,532	—	—	—	—
New Zealand	1,082	—	—	1,082	7,951	—	—	7,951
Norway	8,750	—	—	8,750	25,440	—	—	25,440
Saint Lucia	—	90,000	—	90,000	—	120,000	—	120,000
Switzerland	6,637	—	—	6,637	5,743	—	—	5,743
The Bahamas	1,534	14,367	—	15,901	1,652	17,451	—	19,103
United Kingdom	725,634	783,708	114,515	1,623,857	775,853	562,013	105,519	1,443,385
United States	411,248	—	—	411,248	544,703	—	—	544,703
Other	4,321	2,063	—	6,384	6,998	3,750	—	10,748
Sub-total	2,133,560	4,054,076	693,617	6,881,253	1,963,891	3,798,705	795,748	6,558,344
General allowance	—	(10,187)	—	(10,187)	—	(21,843)	—	(21,843)
Total	2,133,560	4,043,889	693,617	6,871,066	1,963,891	3,776,862	795,748	6,536,501

Note 8: Premises, equipment and computer software

	December 31, 2018			December 31, 2017
Category	Cost	Accumulated depreciation	Net carrying value	Cost	Accumulated depreciation	Net carrying value
Land	8,612	—	8,612	9,008	—	9,008
Buildings	144,196	(61,853)	82,343	139,534	(59,110)	80,424
Equipment	21,323	(15,490)	5,833	20,000	(15,997)	4,003
Computer hardware and software in use	177,017	(121,652)	55,365	165,251	(102,449)	62,802
Computer software in development	5,907	—	5,907	8,553	—	8,553
Total	357,055	(198,995)	158,060	342,346	(177,556)	164,790

	Year ended
Depreciation charged to operating expenses	December 31, 2018	December 31, 2017	December 31, 2016
Buildings (included in Property expense)	4,283	3,781	4,058
Equipment (included in Property expense)	1,413	1,336	1,462
Computer hardware and software (included in Technology and communication expense)	20,441	18,382	18,757
Total depreciation charged to operating expenses	26,137	23,499	24,277

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 9: Goodwill and other intangible assets

Goodwill

	Segment
	Cayman	Channel Islands and the UK	Other	Total
Balance at December 31, 2015	—	23,462	—	23,462
Foreign exchange translation adjustment	—	(3,840)	—	(3,840)
Balance at December 31, 2016	—	19,622	—	19,622
Foreign exchange translation adjustment	—	1,907	—	1,907
Balance at December 31, 2017	—	21,529	—	21,529
Acquisitions during the year	551	1,231	2,086	3,868
Foreign exchange translation adjustment	—	(1,333)	(73)	(1,406)
Balance at December 31, 2018	551	21,427	2,013	23,991

Customer Relationship Intangible Assets

	December 31, 2018			December 31, 2017
Business segment	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
Bermuda	29,785	(11,733)	18,052	29,785	(9,748)	20,037
Cayman	17,728	(4,571)	13,157	12,324	(3,557)	8,767
Channel Islands and the UK	65,698	(51,210)	14,488	58,420	(48,158)	10,262
Other	5,563	(509)	5,054	—	—	—
Total	118,774	(68,023)	50,751	100,529	(61,463)	39,066

Customer relationships are initially valued based on the present value of net cash flows expected to be derived solely from the recurring customer base existing as at the date of acquisition. Customer relationship intangible assets may or may not arise from contracts.

During the year ended December 31, 2018, the Bank acquired $18.2 million new customer intangible assets with an estimated useful life of 15 years, of which $16.9 million was acquired through a business acquisition (see Note 26 Business combinations) and $1.3 million via asset acquisitions (December 31, 2017: nil, December 31, 2016: $21.4 million). The amortization expense amounted to $5.1 million (December 31, 2017: $4.2 million, December 31, 2016: $4.5 million) and the foreign exchange translation adjustment decreased the net carrying amount by $1.5 million (December 31, 2017: decreased by $1.0 million, December 31, 2016: decreased by $2.3 million). The estimated aggregate amortization expense for each of the succeeding five years is $5.4 million.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 10: Customer deposits and deposits from banks

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
December 31, 2018	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits

Customers
Bermuda
Demand or less than $100k¹	1,378,539	2,158,971	3,537,510	12,387	4,306	8,049	14,644	39,386	3,576,896
Term - $100k or more	N/A	N/A	—	598,528	92,427	184,337	43,414	918,706	918,706
Total Bermuda	1,378,539	2,158,971	3,537,510	610,915	96,733	192,386	58,058	958,092	4,495,602

Non-Bermuda
Demand or less than $100k1	732,957	3,179,376	3,912,333	18,714	5,386	4,705	507	29,312	3,941,645
Term and $100k or more	N/A	N/A	—	608,390	126,022	235,278	11,482	981,172	981,172
Total non-Bermuda	732,957	3,179,376	3,912,333	627,104	131,408	239,983	11,989	1,010,484	4,922,817

Total customer deposits	2,111,496	5,338,347	7,449,843	1,238,019	228,141	432,369	70,047	1,968,576	9,418,419

Banks
Bermuda
Demand or less than $100k	8,100	—	8,100	—	—	—	—	—	8,100

Non-Bermuda
Demand or less than $100k	—	18,965	18,965	—	—	—	—	—	18,965
Term and $100k or more	N/A	N/A	—	6,656	—	101	—	6,757	6,757
Total non-Bermuda	—	18,965	18,965	6,656	—	101	—	6,757	25,722

Total bank deposits	8,100	18,965	27,065	6,656	—	101	—	6,757	33,822

Total deposits	2,119,596	5,357,312	7,476,908	1,244,675	228,141	432,470	70,047	1,975,333	9,452,241

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2017	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits

Customers
Bermuda
Demand or less than $100k¹	1,840,201	2,578,411	4,418,612	13,983	4,267	8,640	13,984	40,874	4,459,486
Term - $100k or more	N/A	N/A	—	646,751	33,495	75,235	37,857	793,338	793,338
Total Bermuda	1,840,201	2,578,411	4,418,612	660,734	37,762	83,875	51,841	834,212	5,252,824

Non-Bermuda
Demand or less than $100k1	639,525	2,755,517	3,395,042	19,147	5,202	4,762	781	29,892	3,424,934
Term and $100k or more	N/A	N/A	—	657,134	88,650	94,245	6,205	846,234	846,234
Total non-Bermuda	639,525	2,755,517	3,395,042	676,281	93,852	99,007	6,986	876,126	4,271,168

Total customer deposits	2,479,726	5,333,928	7,813,654	1,337,015	131,614	182,882	58,827	1,710,338	9,523,992

Banks
Bermuda
Demand or less than $100k	442	—	442	—	—	—	—	—	442

Non-Bermuda
Demand or less than $100k	—	7,704	7,704	—	—	—	—	—	7,704
Term and $100k or more	N/A	N/A	—	4,220	—	100	—	4,320	4,320
Total non-Bermuda	—	7,704	7,704	4,220	—	100	—	4,320	12,024

Total bank deposits	442	7,704	8,146	4,220	—	100	—	4,320	12,466

Total deposits	2,480,168	5,341,632	7,821,800	1,341,235	131,614	182,982	58,827	1,714,658	9,536,458
¹ The weighted-average interest rate on interest-bearing demand deposits as at December 31, 2018 is 0.13% (December 31, 2017: 0.02%).

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

By Type and Segment	December 31, 2018			December 31, 2017
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda
Customers	3,537,510	958,092	4,495,602	4,418,649	834,211	5,252,860
Banks	8,100	—	8,100	442	—	442
Cayman
Customers	2,847,793	472,442	3,320,235	2,529,499	405,215	2,934,714
Banks	17,564	6,757	24,321	7,704	4,320	12,024
Channel Islands and the UK
Customers	1,064,540	538,042	1,602,582	865,506	470,912	1,336,418
Banks	1,401	—	1,401	—	—	—
Total Customers	7,449,843	1,968,576	9,418,419	7,813,654	1,710,338	9,523,992
Total Banks	27,065	6,757	33,822	8,146	4,320	12,466
Total deposits	7,476,908	1,975,333	9,452,241	7,821,800	1,714,658	9,536,458

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

United Kingdom Defined Benefit Pension Plan
The United Kingdom defined benefit pension plan closed to new members effective April 1, 2002 and subsequently closed to further accrual of new benefits effective October 1, 2012. During the years ended December 31, 2017 and 2018, the pension plan settled in cash the liability of several plan members and an insurance policy was purchased in the name of the trustees of the plan to match the liabilities of remaining members who were pensioners as at March 31, 2016.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following table presents the financial position of the Bank’s defined benefit pension plans and the Bank’s post-retirement medical benefit plan, which is unfunded. The Bank measures the benefit obligations and plan assets annually on each December 31 and therefore, the most recent measurement date is December 31, 2018.

	December 31, 2018		December 31, 2017		December 31, 2016
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Accumulated benefit obligation at end of year	148,966	117,203	179,613	127,687	178,068	126,334

Change in projected benefit obligation
Projected benefit obligation at beginning of year	179,613	127,687	178,068	126,334	166,815	119,107
Service cost	—	63	—	64	—	118
Interest cost	4,971	4,305	5,361	4,703	5,781	4,792
Benefits paid	(17,274)	(3,263)	(13,444)	(2,118)	(10,477)	(3,594)
Prior service cost	212	—	—	—	—	—
Settlement and curtailment of liability	(1,825)	—	(6,108)	—	—	—
Actuarial (gain) loss	(12,423)	(11,589)	7,384	(1,296)	30,953	5,911
Foreign exchange translation adjustment	(4,308)	—	8,352	—	(15,004)	—
Projected benefit obligation at end of year	148,966	117,203	179,613	127,687	178,068	126,334

Change in plan assets
Fair value of plan assets at beginning of year	185,495	—	172,206	—	179,961	—
Actual return on plan assets	(11,618)	—	14,801	—	18,615	—
Employer contribution	3,653	3,263	8,448	2,118	678	3,594
Plan settlement	(1,608)	—	(5,123)	—	—	—
Benefits paid	(17,274)	(3,263)	(13,444)	(2,118)	(10,477)	(3,594)
Foreign exchange translation adjustment	(4,497)	—	8,607	—	(16,571)	—
Fair value of plan assets at end of year	154,151	—	185,495	—	172,206	—

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost included in other assets	5,185	—	6,993	—	7,771	—
Accrued pension benefit cost included in employee benefit plans liability	—	(117,203)	(1,111)	(127,687)	(13,633)	(126,334)
Surplus (deficit) of plan assets over projected benefit obligation at measurement date	5,185	(117,203)	5,882	(127,687)	(5,862)	(126,334)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

		Year ended
		December 31, 2018		December 31, 2017		December 31, 2016
		Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial gain (loss), excluding deferred taxes		(65,506)	(12,946)	(62,521)	(27,150)	(64,852)	(31,959)
Net prior service credit (cost)		(202)	(6,397)	—	(6,436)	—	(5,678)
Deferred income taxes assets (liabilities)		816	—	1,180	—	1,620	—
Net amount recognized in accumulated other comprehensive loss		(64,892)	(19,343)	(61,341)	(33,586)	(63,232)	(37,637)

Annual Benefit Expense
Expense component	Line item in the consolidated statements of operations
Service cost	Salaries and other employee benefits	—	63	—	64	—	118
Interest cost	Non-service employee benefits expense	4,971	4,305	5,361	4,703	5,781	4,792
Expected return on plan assets	Non-service employee benefits expense	(8,720)	—	(8,199)	—	(8,943)	—
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,106	2,615	2,238	3,514	1,702	2,731
Amortization of prior service (credit) loss	Non-service employee benefits expense	—	39	—	(759)	—	(6,343)
(Gain) loss on settlement	Net other gains (losses) / Non-service employee benefits expense	1,757	—	1,232	—	—	—
Defined benefit (income) expense		114	7,022	632	7,522	(1,460)	1,298
Defined contribution expense		7,442	—	6,521	—	6,606	—
Total benefit (income) expense		7,556	7,022	7,153	7,522	5,146	1,298
The components of benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of income.

Other Changes Recognized in Other Comprehensive Income (Loss)
Net gain (loss) arising during the year		(5,987)	11,589	1,472	1,296	(19,956)	(5,911)
Prior service credit (cost) arising during the year		(212)	—	—	—	—	—
Amortization of net actuarial (gains) losses		2,106	2,615	2,247	3,514	1,702	2,731
Amortization of prior service (credit) cost		—	39	—	(759)	—	(6,343)
Change in deferred taxes		(298)	—	(595)	—	1,315	—
Foreign exchange adjustment		840	—	(1,233)	—	38	—
Total changes recognized in other comprehensive income (loss)		(3,551)	14,243	1,891	4,051	(16,901)	(9,523)

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Actuarial Assumptions

	Year ended
	December 31, 2018		December 31, 2017		December 31, 2016
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Actuarial assumptions used to determine annual benefit expense
Weighted average discount rate	3.05%	3.73%	3.40%	4.37%	3.90%	4.70%
Weighted average rate of compensation increases [1]	2.50%	N/A	2.50%	N/A	2.30%	N/A
Weighted average expected long-term rate of return on plan assets	4.70%	N/A	4.75%	N/A	5.30%	N/A
Weighted average annual medical cost increase rate (sensitivity shown below)	N/A	7.7% to 4.5% in 2035	N/A	7.8% to 4.5% in 2035	N/A	8.0% to 4.5% in 2035

Actuarial assumptions used to determine benefit obligations at end of year
Weighted average discount rate	3.65%	4.40%	3.05%	3.73%	3.40%	4.37%
Weighted average rate of compensation increases [1]	2.50%	N/A	2.40%	N/A	2.50%	N/A
Weighted average annual medical cost increase rate (sensitivity shown below)	N/A	7.5% to 4.5% in 2035	N/A	7.7% to 4.5% in 2035	N/A	7.8% to 4.5% in 2035
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

	December 31, 2018		December 31, 2017
Weighted average actual and target asset allocations of the pension plans by asset category	Actual allocation	Target allocation	Actual allocation	Target allocation
Debt securities (including debt mutual funds)	33%	47%	34%	48%
Equity securities (including equity mutual funds)	55%	37%	52%	47%
Other	12%	16%	14%	5%
Total	100%	100%	100%	100%

Fair Value Measurements of Pension Plans' Assets
The following table presents the fair value of plans' assets by category and level of inputs used in their respective fair value determination as described in Note 2: Significant accounting policies, except the level 3 security, for which the valuation determination is described following the below table:

	December 31, 2018				December 31, 2017
	Fair value determination				Fair value determination
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value
US government and federal agencies	—	10,221	—	10,221	—	11,318	—	11,318
Non-US governments debt securities	—	1,039	—	1,039	—	12,139	—	12,139
Corporate debt securities	—	39,589	—	39,589	—	39,072	—	39,072
Equity securities and mutual funds	925	83,638	—	84,563	1,096	95,294	—	96,390
Other	—	1,779	16,960	18,739	—	10,917	15,659	26,576
Total fair value of plans' assets	925	136,266	16,960	154,151	1,096	168,740	15,659	185,495

The Level 3 assets consist of insured annuity policies covering the full pension benefits of certain plan members. The fair value of these policies is deemed equal to the actuarial value of the projected benefit obligation for the insured benefits. At December 31, 2018, 32.6% (December 31, 2017: 28.2%) of the assets of the pension plans were mutual funds and equity securities managed or administered by wholly-owned subsidiaries of the Bank. At December 31, 2018, 0.6% (December 31, 2017: 0.6%) of the plans' assets were invested in common shares of the Bank.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Estimated 2019 Bank contribution to and estimated benefit payments for the next ten years under the pension and post-retirement medical benefit plans are as follows:

	Pension plans	Post- retirement medical benefit plan
Estimated Bank contributions for the full year ending December 31, 2019	2,500	4,757
Estimated benefit payments by year:
2019	6,600	4,757
2020	6,600	5,076
2021	6,600	5,415
2022	6,600	5,743
2023	6,500	6,073
2024-2028	31,200	34,865

Note 12: Credit related arrangements, repurchase agreements and commitments

Commitments
As at December 31, 2018, the Bank was committed to expenditures under contract for information technology services sourcing and leases of $39.2 million and $27.2 million, respectively (December 31, 2017: $56.9 million and $16.5 million, respectively). Rental expense for premises leased on a long-term basis for the year ended December 31, 2018 amounted to $5.6 million (December 31, 2017: $4.9 million, December 31, 2016: $5.1 million). The leases under contract as of both December 31, 2018 and December 31, 2017 are all non-cancellable operating type leases primarily for the lease of office space. The Bank funded its expenditures with its own resources and plans to fund those currently in progress with its own resources, which may be obtained through cash on hand, cash flows from operations and issuances of debt and equity securities.

The following table summarizes the Bank's commitments for sourcing, long-term leases and other agreements:

Year ending December 31	Sourcing	Leases	Other	Total
2019	14,721	5,448	7,990	28,159
2020	13,353	5,524	2,214	21,091
2021	11,112	4,696	1,634	17,442
2022	—	4,317	727	5,044
2023	—	3,609	719	4,328
2024 & thereafter	—	3,583	719	4,302
Total commitments	39,186	27,177	14,003	80,366
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

The Bank has a facility by one of its custodians, whereby the Bank may offer up to US$200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31, 2018, $137.4 million (December 31, 2017: $77.0 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	December 31, 2018	December 31, 2017
Commitments to extend credit	445,215	602,740
Documentary and commercial letters of credit	561	1,263
Total unfunded commitments to extend credit	445,776	604,003

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2018			December 31, 2017
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	245,156	237,051	8,105	186,408	178,158	8,250
Letters of guarantee	2,685	2,599	86	5,337	5,251	86
Total	247,841	239,650	8,191	191,745	183,409	8,336

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

As at December 31, 2018, the Bank had 2 open positions (December 31, 2017: 23) in resell agreements with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortized cost of these resell agreements is $27.3 million (December 31, 2017: $178.8 million) and are included in securities purchased under agreement to resell on the consolidated balance sheets. As at December 31, 2018, there were no positions (December 31, 2017: no positions) which were offset on the balance sheet to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

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

Management believes that as of December 31, 2018, a provision of $5.5 million (December 31, 2017: $5.5 million), which has been recorded, is appropriate. As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the estimate. The provision is included on the consolidated balance sheets under other liabilities and on the consolidated statements of operations under other expenses.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 13: Exit cost obligations

During December 2015, the Bank agreed to commence an orderly wind-down of the deposit taking and investment management businesses in the United Kingdom jurisdiction in the Channel Islands and the UK segment as reflected in management segment reporting described in Note 15: Segmented information. In making this determination, the Bank considered the increasing regulatory pressure along with periods of negative profitability and made the determination that an orderly wind-down of the deposit taking and investment management businesses in the United Kingdom was prudent for Butterfield as a group. The orderly wind-down was largely completed by the end of 2016 with the change in business operations to mortgage lending services and the change in name from Butterfield Bank (UK) Limited to Butterfield Mortgages Limited. The amounts expensed shown in the following table are all included in the consolidated statements of operations as restructuring costs under non-interest expenses.

Related to this orderly wind-down, it was determined that the core banking system utilized in the operations of the United Kingdom jurisdiction was impaired (included in premises, equipment and computer software on the consolidated balance sheets). This determination was based upon the realizable value of this software upon completion of the orderly wind-down. A total of $5.1 million was expensed in the fourth quarter of the year ended December 31, 2015 and was included in impairment of fixed assets on the consolidated statements of operations of the relevant period.

	Expense recognized by year				Amounts paid by year		Exit cost liability
	Year ended December 31, 2018	Years 2017, 2016 and 2015	Costs to be recognized in the future	Total exit costs expected to be incurred	Year ended December 31, 2018	Years 2017, 2016 and 2015	As at December 31, 2018	As at December 31, 2017
Staff redundancy expenses	—	3,680	—	3,680	—	3,680	—	—
Professional services	—	4,388	—	4,388	—	4,388	—	—
Lease termination expenses	—	649	—	649	—	649	—	—
Other expenses	—	1,504	—	1,504	—	1,504	—	—
Total	—	10,221	—	10,221	—	10,221	—	—

Note 14: Loan interest income

	Year ended
Contractual interest	December 31, 2018	December 31, 2017	December 31, 2016
Contractual interest earned on mortgages	136,984	125,980	122,541
Contractual interest earned on other loans	76,924	57,591	62,788
Subtotal contractual interest earned	213,908	183,571	185,329

Amortization
Amortization of fair value hedge	(501)	(722)	(1,120)
Amortization of loan origination fees (net of amortized costs)	5,088	4,171	3,791
Total loan interest income	218,495	187,020	188,000

Balance of unamortized fair value hedge included in loans as at year end	1,992	2,493	3,215
Balance of unamortized loan fees included in loans as at year end	10,010	9,364	6,313

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 15: Segmented information

The Bank is managed by the CEO on a geographic basis. In 2017, the Bank presented six segments which included Bermuda, Cayman, Guernsey, Switzerland, The Bahamas and the United Kingdom. In 2018, the Bank reassessed the segment reporting as a result of acquisitions which were announced in 2017 and early 2018 and concluded on the following three geographic segments: Bermuda, Cayman, and Channel Islands and the UK. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with US GAAP. Each region has a managing director who reports to the CEO. The CEO and the region managing director have final authority over resource allocation decisions and performance assessment. The Bank also revised the presentation of total assets by segment to exclude the effect of investment in subsidiaries from the total assets in each segment. The 2016 and 2017 classifications presented below were revised to conform the presentation for all periods to the current period's presentation.

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

The Channel Islands and the UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial institutions including private banking and treasury services, internet banking, wealth management and fiduciary services. The UK jurisdiction provides mortgage services for high-value residential properties.

The Other segment includes the jurisdictions of the Bahamas, Canada, Mauritius, Singapore and Switzerland. These operating segments individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as non-reportable operating segments.

Total Assets by Segment	December 31, 2018	December 31, 2017
Bermuda	5,387,347	6,053,546
Cayman	3,705,468	3,242,343
Channel Islands and the UK	1,966,547	1,586,134
Other	30,035	13,859
Total assets before inter-segment eliminations	11,089,397	10,895,882
Less: inter-segment eliminations	(316,219)	(116,645)
Total	10,773,178	10,779,237

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

2018	Net interest income		Provision for credit losses	Non-interest income	Revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	202,901	2,383	6,823	87,352	299,459	(20)	299,439	202,318	97,121
Cayman	102,793	416	1,297	47,781	152,287	349	152,636	60,666	91,970
Channel Islands and the UK	37,276	(2,799)	(1,129)	26,824	60,172	(1,185)	58,987	50,353	8,634
Other	19	—	—	15,157	15,176	1	15,177	17,718	(2,541)
Total before eliminations	342,989	—	6,991	177,114	527,094	(855)	526,239	331,055	195,184
Inter-segment eliminations	—	—	—	(8,428)	(8,428)	—	(8,428)	(8,428)	—
Total	342,989	—	6,991	168,686	518,666	(855)	517,811	322,627	195,184

2017	Net interest income		Provision for credit losses	Non-interest income	Revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	178,600	1,324	4,618	81,416	265,958	2,785	268,743	192,293	76,450
Cayman	86,074	3	1,033	46,004	133,114	(28)	133,086	59,400	73,686
Channel Islands and the UK	24,978	(1,367)	186	24,445	48,242	(1,488)	46,754	43,758	2,996
Other	92	40	—	11,424	11,556	—	11,556	11,436	120
Total before eliminations	289,744	—	5,837	163,289	458,870	1,269	460,139	306,887	153,252
Inter-segment eliminations	—	—	—	(5,464)	(5,464)	—	(5,464)	(5,464)	—
Total	289,744	—	5,837	157,825	453,406	1,269	454,675	301,423	153,252

2016	Net interest income		Provision for credit losses	Non-interest income	Revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	160,466	1,642	(7,263)	71,765	226,610	1,412	228,022	164,581	63,441
Cayman	79,644	388	2,135	41,364	123,531	(532)	122,999	60,613	62,386
Channel Islands and the UK	18,283	(2,060)	729	28,155	45,107	134	45,241	55,387	(10,146)
Other	87	30	—	9,194	9,311	—	9,311	9,050	261
Total before eliminations	258,480	—	(4,399)	150,478	404,559	1,014	405,573	289,631	115,942
Inter-segment eliminations	—	—	—	(3,005)	(3,005)	—	(3,005)	(3,005)	—
Total	258,480	—	(4,399)	147,473	401,554	1,014	402,568	286,626	115,942

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

December 31, 2018	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Derivatives not formally designated as hedging instruments	Currency swaps	8	238,810	269	(601)	(332)

Client services derivatives	Spot and forward foreign exchange	288	2,064,762	13,331	(12,671)	660

Total derivative instruments			2,303,572	13,600	(13,272)	328

December 31, 2017	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Derivatives not formally designated as hedging instruments	Currency swaps	8	183,719	726	(2,754)	(2,028)

Client services derivatives	Spot and forward foreign exchange	120	2,130,224	10,595	(9,911)	684

Total derivative instruments			2,313,943	11,321	(12,665)	(1,344)

In addition to the above, as at December 31, 2018 foreign denominated deposits of £124.5 million (December 31, 2017: £84.5 million), CHF 0.4 million (December 31, 2017: CHF 0.4 million), and SGD 4.0 million (December 31, 2017: nil) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

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

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2018				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	13,600	(2,036)	11,564	—	(3,216)	8,348

Derivative liabilities
Spot and forward foreign exchange and currency swaps	13,272	(2,036)	11,236	—	(1,861)	9,375
Net positive fair value			328

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2017				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	11,321	(2,197)	9,124	—	(6,196)	2,928

Derivative liabilities
Spot and forward foreign exchange and currency swaps	12,665	(2,197)	10,468	—	—	10,468
Net negative fair value			(1,344)

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

		Year ended
Derivative instrument	Consolidated statements of operations line item	December 31, 2018	December 31, 2017	December 31, 2016
Spot and forward foreign exchange	Foreign exchange revenue	(25)	541	(322)
Currency swaps, not designated as hedge	Foreign exchange revenue	1,697	(4,916)	2,710
Currency swaps - net investment hedge	Foreign exchange revenue	—	(11,334)	(1,091)
Total net gains (losses) recognized in net income		1,672	(15,709)	1,297

Derivative instrument	Consolidated statements of comprehensive income line item	December 31, 2018	December 31, 2017	December 31, 2016
Currency swaps - net investment hedge	Net change in unrealized gains and (losses) on translation of net investment in foreign operations	—	(4,410)	12,713
Total net gains (losses) recognized in comprehensive income		—	(4,410)	12,713

Note 17: Fair value measurements

The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2: Significant accounting policies.

Management reviews the price of each security monthly, comparing market values to expectations and to the prior month’s price. Management's expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by management.

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

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the year ended December 31, 2018 and the year ended December 31, 2017.

	December 31, 2018				December 31, 2017
	Fair value			Total carrying amount / fair value	Fair value			Total carrying amount / fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Items that are recognized at fair value on a recurring basis:
Financial assets
Trading investments
Mutual funds	6,176	319	—	6,495	6,616	208	—	6,824
Total trading	6,176	319	—	6,495	6,616	208	—	6,824

Available-for-sale investments
US government and federal agencies	—	1,786,507	—	1,786,507	—	2,709,104	—	2,709,104
Non-US governments debt securities	—	25,425	—	25,425	—	26,248	—	26,248
Corporate debt securities	—	78,713	—	78,713	—	243,372	—	243,372
Asset-backed securities - Student loans	—	—	12,626	12,626	—	—	12,493	12,493
Commercial mortgage-backed securities	—	123,209	—	123,209	—	141,500	—	141,500
Residential mortgage-backed securities	—	156,269	—	156,269	—	184,723	—	184,723
Total available-for-sale	—	2,170,123	12,626	2,182,749	—	3,304,947	12,493	3,317,440

Other assets - Derivatives	—	11,564	—	11,564	—	9,124	—	9,124

Financial liabilities
Other liabilities - Derivatives	—	11,236	—	11,236	—	10,468	—	10,468

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

	December 31, 2018	December 31, 2017	December 31, 2016
	Available- for-sale investments	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of year	12,493	12,493	12,161
Realized and unrealized gains (losses) recognized in other comprehensive income	133	—	332
Carrying amount at end of year	12,626	12,493	12,493

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		December 31, 2018			December 31, 2017
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash due from banks	Level 1	2,053,883	2,053,883	—	1,535,138	1,535,138	—
Securities purchased under agreement to resell	Level 2	27,341	27,341	—	178,769	178,769	—
Short-term investments	Level 1	52,336	52,336	—	249,984	249,984	—
Investments held-to-maturity	Level 2	2,066,120	2,036,214	(29,906)	1,381,955	1,377,354	(4,601)
Loans, net of allowance for credit losses	Level 2	4,043,889	4,047,262	3,373	3,776,862	3,770,450	(6,412)
Other real estate owned¹	Level 2	5,346	5,346	—	9,127	9,127	—

Financial liabilities
Customer deposits
Demand deposits	Level 2	7,449,843	7,449,843	—	7,813,654	7,813,654	—
Term deposits	Level 2	1,968,576	1,970,004	(1,428)	1,710,338	1,710,223	115
Deposits from banks	Level 2	33,822	33,822	—	12,466	12,466	—
Long-term debt	Level 2	143,322	146,261	(2,939)	117,000	118,321	(1,321)
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

December 31, 2018	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	1,930	—	—	—	—	124	2,054
Securities purchased under agreement to resell	27	—	—	—	—	—	27
Short-term investments	40	10	—	—	—	2	52
Investments	488	35	8	245	3,473	6	4,255
Loans	3,160	278	38	223	330	15	4,044
Other assets	—	—	—	—	—	341	341
Total assets	5,645	323	46	468	3,803	488	10,773

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	882	882
Demand deposits	5,357	—	—	—	—	2,120	7,477
Term deposits	1,245	228	432	70	—	—	1,975
Other liabilities	—	—	—	—	—	296	296
Long-term debt	70	—	—	73	—	—	143
Total liabilities and shareholders' equity	6,672	228	432	143	—	3,298	10,773

Interest rate sensitivity gap	(1,027)	95	(386)	325	3,803	(2,810)	—
Cumulative interest rate sensitivity gap	(1,027)	(932)	(1,318)	(993)	2,810	—	—

December 31, 2017	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	1,446	—	—	—	—	89	1,535
Securities purchased under agreement to resell	179	—	—	—	—	—	179
Short-term investments	163	87	—	—	—	—	250
Investments	1,464	62	15	390	2,768	7	4,706
Loans	3,457	44	34	194	44	4	3,777
Other assets	—	—	—	—	—	332	332
Total assets	6,709	193	49	584	2,812	432	10,779

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	823	823
Demand deposits	5,342	—	—	—	—	2,480	7,822
Term deposits	1,340	132	183	59	—	—	1,714
Other liabilities	—	—	—	—	—	303	303
Long-term debt	92	25	—	—	—	—	117
Total liabilities and shareholders' equity	6,774	157	183	59	—	3,606	10,779

Interest rate sensitivity gap	(65)	36	(134)	525	2,812	(3,174)	—
Cumulative interest rate sensitivity gap	(65)	(29)	(163)	362	3,174	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 19: Long-term debt

On May 28, 2003, the Bank issued US $125 million of Subordinated Lower Tier II capital notes. The notes were issued at par and in two tranches, namely US $78 million in Series A notes due 2013 and US $47 million in Series B notes due 2018. The issuance was by way of private placement with US institutional investors. The notes are listed on the Bermuda Stock Exchange (“BSX”) in the specialist debt securities category. Part of the proceeds of the issue were used to repay the entire amount of the US $75 million outstanding subordinated notes redeemed in July 2003. The notes issued under Series A paid a fixed coupon of 3.94% until May 27, 2008 when it was redeemed in whole by the Bank. The Series B notes paid a fixed coupon of 5.15% until May 27, 2013 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 1.35% over the 10-year US Treasury yield. In May 2018, the Bank fully redeemed the 2003 issuance Series B for its nominal value of $47 million.

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

On May 24, 2018, the Bank issued US $75 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 1, 2028.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the Bermuda Stock Exchange (BSX) in the specialist debt securities category. The proceeds of the issue were used, among other, to repay the entire amount of the US $47 million outstanding subordinated notes series 2003-B. The notes issued pay a fixed coupon of 5.25% until June 1, 2023 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 2.27% over the 10-year US Treasury yield. The Bank incurred $1.8 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and will be amortized over the life of the notes.

No interest was capitalized during the years ended December 31, 2018, 2017 and 2016.

In the event the Bank would be in a position to redeem long-term debt, priority would go to the redemption of the higher interest-bearing Series, subject to availability relative to the earliest date the Series is redeemable at the Bank's option.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at December 31, 2018. The interest payments are calculated until contractual maturity using the current LIBOR rates.

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2005 issuance - Series B	July 2, 2015	July 2, 2020	5.11%	3 months US$ LIBOR + 1.695%	45,000	2,054	1,542	—
2008 issuance - Series B	May 27, 2018	May 27, 2023	8.44%	3 months US$ LIBOR + 4.929%	25,000	1,961	6,861	—
2018 issuance	June 1, 2023	June 1, 2028	5.25%	3 months US$ LIBOR + 2.255%	75,000	3,938	15,711	17,340
Total					145,000	7,953	24,114	17,340
Unamortized debt issuance costs					(1,678)
Long-term debt less unamortized debt issuance costs					143,322

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

During the year ended December 31, 2018, options to purchase an average of 0.3 million (2017: 0.9 million, 2016: 2.6 million) common shares were outstanding. During the year ended December 31, 2018, the average number of outstanding awards of unvested common shares was 0.9 million (2017: 0.9 million, 2016: 0.8 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

A warrant, outstanding until the Bank repurchased it in December 2016, to purchase 0.43 million common shares issued to the Government of Bermuda in exchange for the Government's guarantee of the preference shares, with an exercise price per share of $34.72 was not included in the computation of earnings per share for the year ended December 31, 2016 because the exercise price was greater than the average market price of the Bank‘s common shares.

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016

Net income	195,184	153,252	115,942
Less: Preference dividends declared and guarantee fee	—	—	(15,655)
Less: Premium on preference share buyback and redemption	—	—	(41,913)
Net income attributable for common shareholders	195,184	153,252	58,374

Basic Earnings Per Share
Weighted average number of common shares issued	55,159	54,296	49,128
Weighted average number of common shares held as treasury stock	(213)	—	(506)
Weighted average number of common shares (in thousands)	54,946	54,296	48,622

Basic Earnings Per Share	3.55	2.82	1.20

Diluted Earnings Per Share
Weighted average number of common shares	54,946	54,296	48,622
Net dilution impact related to options to purchase common shares	223	561	607
Net dilution impact related to awards of unvested common shares	576	594	382
Weighted average number of diluted common shares (in thousands)	55,745	55,451	49,611

Diluted Earnings Per Share	3.50	2.76	1.18

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

Changes in Outstanding Stock Options
	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended December 31, 2018	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	58	476	534	113.46	11.73
Exercised	—	(287)	(287)	—	11.56			10,172
Forfeitures and cancellations	(33)	—	(33)	150.46	—
Outstanding at end of year	25	189	214	64.51	11.98	0.20	1.67	3,665
Vested and exercisable at end of year	25	189	214	64.51	11.98	0.20	1.67

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended December 31, 2017	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	116	1,950	2,066	132.13	11.57
Exercised	—	(1,474)	(1,474)	—	11.51			32,333
Forfeitures and cancellations	(58)	—	(58)	151.20	—
Outstanding at end of year	58	476	534	113.46	11.73	0.63	2.48	11,700
Vested and exercisable at end of year	58	476	534	113.46	11.73	0.63	2.48

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended December 31, 2016	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	218	2,608	2,826	135.19	11.60
Exercised	—	(625)	(625)	—	11.68			8,938
Forfeitures and cancellations	(102)	(5)	(107)	138.79	11.50
Resignations	—	(28)	(28)	—	11.50
Outstanding at end of year	116	1,950	2,066	132.13	11.57	1.18	3.42	38,489
Vested and exercisable at end of year	116	1,950	2,066	132.13	11.57	1.18	3.42

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

The grant date weighted average fair value of unvested share awards granted in the years ended December 31, 2018, 2017 and 2016 was $39.25, $31.13 and $19.34 respectively. The Bank expects to settle these awards by issuing new shares.

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

Executive Long-Term Incentive Share Plan (“ELTIP”) - Years 2013 - 2018
The 2018 ELTIP was approved on February 13, 2018. Under the Bank’s ELTIP plans for the years 2013 through 2018, performance shares as well as time-vested shares were awarded to executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vested shares will generally vest over the three-year period from the effective grant date.

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Year ended
	December 31, 2018		December 31, 2017		December 31, 2016
	EDIP	ELTIP	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of year	244	679	215	640	226	606
Granted	130	241	132	236	115	360
Vested (fair value in 2018: $16.0 million, 2017: $10.2 million, 2016: $7.0 million)	(138)	(220)	(102)	(196)	(118)	(302)
Resignations	(2)	(3)	(1)	(1)	(8)	(24)
Outstanding at end of year	234	697	244	679	215	640

Share-based Compensation Cost Recognized in Net Income
	Year ended
	December 31, 2018			December 31, 2017			December 31, 2016
	Stock option plans	EDIP and ELTIP	Total	Stock option plans	EDIP and ELTIP	Total	Stock option plans	EDIP and ELTIP	Total
Cost recognized in net income	—	11,664	11,664	—	8,110	8,110	8,697	5,375	14,072

Unrecognized Share-based Compensation Cost	December 31, 2018		December 31, 2017
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	4,442	1.73	3,453	1.85

ELTIP
Time vesting shares	1,746	1.03	3,302	1.89
Performance vesting shares	7,880	1.85	5,010	1.78
Total unrecognized expense	14,068		11,765

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

Common Share Buy-Back Program
On February 19, 2016, the Board approved, with effect from April 1, 2016, the 2016 common share buy-back program, authorizing the purchase for treasury of up to 0.8 million common shares.
On February 15, 2018, the Board approved, with effect on April 1, 2018, the 2018 common share buy-back program, authorizing the purchase for treasury of up to 1.0 million common shares.
On December 6, 2018, the Board approved, with effect from December 10, 2018 to February 29, 2020, a common share buy-back program, authorizing the purchase for treasury of up to 2.5 million common shares.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended December 31
Common share buy-backs	2018	2017	2016	2015	2014	Total
Acquired number of shares (to the nearest 1)	1,254,212	—	97,053	250,371	856,734	2,458,370
Average cost per common share	38.62	—	16.36	19.42	19.86	29.25
Total cost (in US dollars)	48,442,768	—	1,588,189	4,862,248	17,018,412	71,911,617

Note 23: Accumulated other comprehensive loss

	Unrealized (losses) on translation of net investment in foreign operations	HTM investments	Unrealized gains (losses) on AFS investments	Employee benefit plans
December 31, 2018				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(17,549)	(839)	(15,737)	(61,341)	(33,586)	(94,927)	(129,052)
Other comprehensive income (loss), net of taxes	(2,317)	43	(27,893)	(3,551)	14,243	10,692	(19,475)
Balance at end of year	(19,866)	(796)	(43,630)	(64,892)	(19,343)	(84,235)	(148,527)

	Unrealized (losses) on translation of net investment in foreign operations	HTM investments	Unrealized gains (losses) on AFS investments	Employee benefit plans
December 31, 2017				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(20,152)	(979)	(22,680)	(63,232)	(37,637)	(100,869)	(144,680)
Other comprehensive income (loss), net of taxes	2,603	140	6,943	1,891	4,051	5,942	15,628
Balance at end of year	(17,549)	(839)	(15,737)	(61,341)	(33,586)	(94,927)	(129,052)

	Unrealized (losses) on translation of net investment in foreign operations	HTM investments	Unrealized gains (losses) on AFS investments	Employee benefit plans
December 31, 2016				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(13,645)	(2,350)	(57)	(46,331)	(28,114)	(74,445)	(90,497)
Transfer of AFS investments to HTM investments	—	1,442	(1,442)	—	—	—	—
Other comprehensive income (loss), net of taxes	(6,507)	(71)	(21,181)	(16,901)	(9,523)	(26,424)	(54,183)
Balance at end of year	(20,152)	(979)	(22,680)	(63,232)	(37,637)	(100,869)	(144,680)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCL Components		Year ended
	Line item in the consolidated statements of operations, if any	December 31, 2018	December 31, 2017	December 31, 2016
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	(13,764)	12,568	(25,691)
Gains (loss) on net investment hedge	N/A	11,447	(9,965)	19,184
Net change		(2,317)	2,603	(6,507)

Held-to-maturity investment adjustments
Net unamortized gains (losses) transferred from AFS	N/A	—	—	1,442
Amortization of net gains (losses) to net income	Interest income on investments	43	140	(71)
Net change		43	140	1,371

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	(26,793)	11,129	(19,635)
Net unrealized (gains) losses transferred to HTM	N/A	—	—	(1,442)
Transfer of realized (gains) losses to net income	Net realized gains (losses) on AFS investments	(1,100)	(4,186)	(1,546)
Net change		(27,893)	6,943	(22,623)

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	(7,541)	1,472	(19,956)
Net loss (gain) on settlement reclassified to net income	Net other gains (losses)	1,554	—	—
Prior service credit (cost) arising during the year	N/A	(212)	—	—
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,106	2,247	1,702
Change in deferred taxes	N/A	(298)	(595)	1,315
Foreign currency translation adjustments of related balances	N/A	840	(1,233)	38
Net change		(3,551)	1,891	(16,901)

Post-retirement healthcare plan
Net actuarial gain (loss)	N/A	11,589	1,296	(5,911)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,615	3,514	2,731
Amortization of prior service (credit) cost	Non-service employee benefits expense	39	(759)	(6,343)
Net change		14,243	4,051	(9,523)

Other comprehensive income (loss), net of taxes		(19,475)	15,628	(54,183)

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

Dividends Declared
During the year ended December 31, 2018, the Bank paid cash dividends of $1.52 (December 31, 2017: $1.28, December 31, 2016: $0.40) for each common share as of the related record dates. Subsequent to year-end, the Bank declared a fourth interim dividend of $0.44 per common share to be paid to shareholders of record on March 4, 2019. During the year ended December 31, 2016, the Bank declared the full 8.00% cash dividends on preference shares. As the preference shares were completely redeemed on December 15, 2016, there were nil cash dividends on preference shares for the years ended December 31, 2017 and 2018.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain prior written consent from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained BMA consent for all dividends declared during the periods presented.

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

The Bank is fully compliant with all regulatory capital requirements and maintains capital ratios in excess of regulatory minimums as at December 31, 2018 and December 31, 2017. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2018		December 31, 2017
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	846,043	N/A	772,311	N/A
Tier 1 capital	846,043	N/A	772,311	N/A
Tier 2 capital	121,521	N/A	74,010	N/A
Total capital	967,564	N/A	846,321	N/A

Risk Weighted Assets	4,321,354	N/A	4,254,178	N/A

Leverage Ratio Exposure Measure	11,139,677	N/A	11,195,173	N/A

Capital Ratios (%)
CET 1 capital	19.6%	9.4%	18.2%	8.8%
Tier 1 capital	19.6%	10.9%	18.2%	10.3%
Total capital	22.4%	15.6%	19.9%	14.9%
Leverage ratio	7.6%	5.0%	6.9%	5.0%

Note 25: Income taxes

The Bank is incorporated in Bermuda, and pursuant to Bermuda law is not taxed on either income or capital gains. The Bank’s subsidiaries in the Cayman Islands and The Bahamas are not subject to any taxes in their respective jurisdictions on either income or capital gains under current law applicable in the respective jurisdictions. The Bank’s subsidiaries in Canada, the United Kingdom, Guernsey, Jersey, Switzerland, Singapore and Mauritius are subject to the tax laws of those jurisdictions.

For the years ended December 31, 2018, 2017, and 2016, the Bank did not record any unrecognized tax benefits or expenses and has no uncertain tax positions as at December 31, 2018, 2017, and 2016.

The Bank records income taxes based on the enacted tax laws and rates applicable in the relevant jurisdictions for the years ended December 31, 2018, 2017, and 2016. For the years ended December 31, 2018, 2017, and 2016, the Bank did not incur any interest or pay any penalties.

	Year ended
Income taxes in consolidated statements of operations	December 31, 2018	December 31, 2017	December 31, 2016
Current tax expense	721	856	727
Deferred tax expense	563	231	—
Total tax expense	1,284	1,087	727

Reconciliation between the Effective Income Tax Rate and the Statutory Income Tax Rate

	Year ended
	December 31, 2018		December 31, 2017		December 31, 2016
	$	%	$	%	$	%
Income tax expense in international offices taxed at different rates	876	0.4%	232	0.2%	(2,104)	(1.8)%
Change in valuation allowance	—	—%	597	0.4%	87	0.1%
Prior year tax adjustments	(79)	—%	(55)	—%	(71)	(0.1)%
Other - net	487	0.2%	313	0.2%	2,815	2.4%
Income tax expense (benefit) at effective tax rate	1,284	0.7%	1,087	0.7%	727	0.6%

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Deferred income taxes	December 31, 2018	December 31, 2017
Deferred income tax asset
Tax loss carried forward	6,261	6,868
Pension liability	789	1,152
Fixed assets	(746)	(223)
Allowance for compensated absence	14	15
Deferred income tax asset before valuation allowance	6,318	7,812
Less: valuation allowance	(5,955)	(6,723)
Net deferred income tax assets	363	1,089

Deferred income tax liability
Other	(5)	—
Net deferred income tax assets	358	1,089

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred in the UK segment over the years ended December 31, 2018 and 2017. Such objective evidence limits the ability to consider other subjective evidence such as projections for future growth.

On the basis of this evaluation, as of December 31, 2018, a valuation allowance of $6.0 million (December 31, 2017: $6.7 million) has been recognized to record only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth. This valuation allowance relates specifically to our UK jurisdiction.

The Bank has net taxable loss carry forwards related to the Bank’s international operations of approximately $34.4 million (December 31, 2017: $33.6 million), which have an indefinite life.

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

Year ended
Unaudited pro forma financial information	December 31, 2016
Total net revenue	407,453
Total non-interest operating expense	289,019
Pro forma net income post business combination	118,434

Deutsche Bank’s Global Trust Solutions Acquisition
On March 29, 2018, the Bank concluded the acquisition of Deutsche Bank’s Global Trust Solutions (“GTS”) business, excluding its US operations, for net cash payments of $24.7 million (composed of an initial cash payment of $30.2 million followed by a refund of $5.5 million on May 29, 2018). The refund was received based upon the movement in the number of clients in the GTS portfolio between the time the acquisition was agreed upon and the conclusion of the acquisition, together with an adjustment based upon the net asset values of the companies transferred. Butterfield has taken over the ongoing management and administration of the GTS portfolio, comprising approximately 1,000 trust structures for some 900 private clients. Butterfield has also offered positions to all employees who are fully dedicated to GTS in the Cayman Islands, Guernsey, Switzerland, Singapore and Mauritius. The acquisition was undertaken to enhance the Bank's market presence in the global trust service market.

The Bank incurred transaction expenses related to this acquisition in the amount of $3.8 million, of which $1.9 million were expensed during the year ended December 31, 2018 (including $1.0 million of legal and professional fees) and $1.9 million were expensed during the year ended December 31, 2017 (including $1.6 million of legal and professional fees).

For the year ended December 31, 2018, the amount of revenues and net deficit relating to the acquired GTS operations that were not inextricably merged into the Bank’s operations were $6.5 million and $2.9 million respectively.

The assets acquired consist mainly of: customer relationships intangible assets, goodwill and accounts receivable. The liabilities assumed consist mainly of deferred revenues and accounts payable. Goodwill is made up of expected cash flows to be derived from new business and expected synergies resulting from leveraging existing support services and infrastructure within the Bank. The goodwill acquisitions are allocated to reportable segments as per Note 9: Goodwill and other intangible assets.

As at March 29, 2018
Total consideration transferred	24,680

Assets acquired
Cash due from banks	3,958
Intangible assets (estimated useful life of 15 years)	16,932
Other assets	4,548
Total assets acquired	25,438

Liabilities acquired (included in Other liabilities on the balance sheet)	4,626

Excess purchase price (Goodwill)	3,868

Disclosure of the unaudited pro forma financial information to present a summary of the combined results of the Bank and GTS acquisition is impracticable for the year ended December 31, 2018. The disclosure is impracticable as the Bank does not have access to the complete historical revenue and expense data as it relates to GTS for the period preceding the acquisition.

Ongoing Asset Acquisition
On February 15, 2018, the Bank announced that it had entered into an agreement to acquire Deutsche Bank's banking and custody business in the Cayman Islands, Guernsey and Jersey. During the year ended December 31, 2018, the Bank began to onboard certain customer deposits relating to the acquisition and this activity is expected to continue in 2019.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements
(In thousands of US dollars, unless otherwise stated)

Note 27: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible to preferential rates. As at December 31, 2018, related party director and executive loan balances were $97.2 million (December 31, 2017: $30.6 million). During the year ended December 31, 2018, new issuance of loans to related parties were $77.3 million and repayments and change in directorships were $11.0 million (year ended December 31, 2017: $31.7 million and $8.9 million, respectively; year ended December 31, 2016: $27.6 million and $25.1 million, respectively). During the year ended December 31, 2017, a director resigned from the Board resulting in $4.3 million in loans being reclassified out of related-party loans. All of these loans were considered performing loans as at December 31, 2018 and December 31, 2017. For the year ended December 31, 2018, the Bank has recognized $4.5 million (December 31, 2017: $1.1 million; December 31, 2016: $0.4 million) of loan interest revenue in the consolidated statement of operations relating to directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved.

Certain directors and executives of the Bank, companies in which they are principal owners, and trusts in which they are involved, have deposits with the Bank. As at December 31, 2018, related party director and executive deposit balances were $17.2 million (December 31, 2017: $23.5 million).

Certain affiliates of the Bank have loans and deposits with the Bank. The loans were made and the deposits are maintained in the ordinary course of business on normal commercial terms. At December 31, 2018, affiliates had loan balances of $10.2 million (December 31, 2017: $10.5 million) and deposit balances of $0.4 million (December 31, 2017: $0.6 million). For the year ended December 31, 2018, the Bank has recognized $1.8 million (December 31, 2017: $1.9 million; December 31, 2016: $2.2 million) of non-interest expenses and $0.6 million (December 31, 2017: $0.6 million; December 31, 2016: $0.6 million) of loan interest revenue in the consolidated statement of operations relating to affiliates which the Bank holds investments in.

Capital Transaction
Up to February 28, 2017, investment partnerships associated with The Carlyle Group held approximately 14% of the Bank's equity voting power along with the right to designate two persons for nomination for election by the shareholders as members of the Bank’s Board of Directors. On February 28, 2017, as a result of a secondary public offering, the Carlyle Group sold their holdings in the Bank, and as a result, the investment agreement between the Bank and the Carlyle Group was terminated.

Financial Transactions With Related Parties
The Bank holds seed investments in several Butterfield mutual funds, which are managed by a wholly-owned subsidiary of the Bank. As at December 31, 2018, these investments have a fair value of $6.2 million with an unrealized gain of $1.2 million (December 31, 2017: $6.6 million and $1.6 million, respectively) and were included in trading investments at their fair value. As at December 31, 2018, several Butterfield mutual funds which are managed by a wholly owned subsidiary of the Bank, had loan balances of $1.8 million (December 31, 2017: nil) and deposit balances of $36.7 million (December 31, 2017: $0.2 million). During the year ended December 31, 2018, the Bank earned $9.4 million (December 31, 2017: $7.7 million; December 31, 2016: $5.7 million) in asset management revenue from funds managed by a wholly-owned subsidiary of the Bank. During the year ended December 31, 2018, the Bank earned $1.4 million (December 31, 2017: $1.0 million; December 31, 2016: $1.0 million) in custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved. During the year ended December 31, 2018, the Bank earned $0.9 million (December 31, 2017: $0.1 million; December 31, 2016: $0.1 million) in other income from other related parties.

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
(In thousands of US dollars, unless otherwise stated)

Note 28: Condensed financial statements of the parent company only

Condensed financial statements of the Bank of N.T. Butterfield & Son Limited (the ultimate parent company) without consolidation of its subsidiaries were as follows:

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Balance Sheets
(In thousands of US dollars)
	As at
	December 31, 2018	December 31, 2017
Assets
Cash and demand deposits with banks - Non-interest-bearing	21,677	23,774
Demand deposits with banks - Interest-bearing	316,872	192,099
Cash equivalents - Interest-bearing	364,714	389,120
Cash due from banks	703,263	604,993
Securities purchased under agreement to resell	27,341	178,769
Short-term investments	13,736	109,322
Investment in securities
Trading	6,495	6,824
Available-for-sale	1,345,408	2,234,979
Held-to-maturity (fair value: $1,076,979 (2017: $695,758))	1,088,564	697,531
Total investment in securities	2,440,467	2,939,334
Net assets of subsidiaries - Banks	415,227	373,576
Net assets of subsidiaries - Non-banks	24,195	2,543
Loans to third parties, net of allowance for credit losses	1,949,701	1,960,103
Loans to subsidiaries - Banks	12,754	13,517
Loans to subsidiaries - Non-banks	56,020	57,833
Accrued interest	12,824	12,149
Other assets, including premises, equipment and computer software, equity method investments, receivables from subsidiaries and other real estate owned	203,599	203,518
Total assets	5,859,127	6,455,657

Liabilities
Customer deposits
Non-interest bearing	1,378,539	1,840,201
Interest bearing	3,117,063	3,412,622
Total customer deposits	4,495,602	5,252,823
Bank deposits	154,101	12,252
Total deposits	4,649,703	5,265,075
Employee benefit plans	117,203	127,687
Accrued interest	2,908	1,171
Pending payable for investments purchased	—	51,913
Other liabilities, including payables to subsidiaries	63,648	69,930
Total other liabilities	183,759	250,701
Long-term debt	143,322	117,000
Total liabilities	4,976,784	5,632,776

Total shareholders’ equity	882,343	822,881
Total liabilities and shareholders’ equity	5,859,127	6,455,657

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Operations
(In thousands of US dollars)
	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Non-interest income
Banking	23,506	22,836	21,984
Foreign exchange revenue	11,727	11,623	11,174
Other non-interest income	6,330	4,570	3,516
Dividends from subsidiaries - Banks	60,000	50,000	40,000
Dividends from subsidiaries - Non-banks	19,095	16,060	6,600
Total non-interest income	120,658	105,089	83,274
Interest income
Loans	133,124	118,092	123,370
Investments	73,698	61,928	44,745
Deposits with banks	12,932	10,661	6,293
Total interest income	219,754	190,681	174,408
Interest expense
Deposits	6,709	5,011	6,882
Long-term debt	6,949	4,955	4,500
Securities sold under repurchase agreements	33	—	118
Total interest expense	13,691	9,966	11,500
Net interest income before provision for credit losses	206,063	180,715	162,908
Provision for credit gains (losses)	6,823	4,618	(7,263)
Net interest income after provision for credit losses	212,886	185,333	155,645
Net trading gains (losses)	(329)	511	330
Net realized gains (losses) on available-for-sale investments	758	4,241	1,222
Net gains (losses) on other real estate owned	(323)	(2,416)	(287)
Net other gains (losses)	—	258	(325)
Total other gains (losses)	106	2,594	940
Total net revenue	333,650	293,016	239,859
Non-interest expense
Salaries and other employee benefits	75,949	72,440	68,712
Technology and communications	36,466	33,051	34,033
Professional and outside services	22,696	20,685	9,379
Property	6,693	6,438	5,983
Indirect taxes	14,669	12,900	10,562
Marketing	3,034	3,384	2,138
Non-service employee benefits expense	6,427	7,854	1,058
Amortization of intangible assets	169	169	113
Restructuring costs	—	—	117
Other expenses	4,230	4,351	5,373
Total non-interest expense	170,333	161,272	137,468
Net income before equity in undistributed earnings of subsidiaries	163,317	131,744	102,391
Equity in undistributed earnings of subsidiaries	31,867	21,508	13,551
Net income	195,184	153,252	115,942
Other comprehensive income, net of tax	(19,475)	15,628	(54,183)
Total comprehensive income	175,709	168,880	61,759

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from operating activities
Net income	195,184	153,252	115,942
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	21,425	23,982	23,687
(Increase) decrease in carrying value of equity method investments	(1,033)	(1,152)	(949)
Share-based payments and settlements	12,582	8,410	14,423
Equity in undistributed earnings of subsidiaries	(31,867)	(21,508)	(13,551)
Net realized / unrealized (gains) losses on other real estate owned	323	2,416	287
Net realized (gains) losses on available-for-sale investments	(758)	(4,241)	(1,222)
Dividends received from equity method investment	376	307	319
Provision for credit losses	(6,823)	(4,618)	7,263
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable	(755)	2,886	(1,163)
(Increase) decrease in other assets	(11,160)	12,167	(20,312)
Increase (decrease) in accrued interest payable	1,737	(519)	160
Increase (decrease) in other liabilities and employee benefit plans	(2,523)	22,282	10,388
Cash provided by (used in) operating activities	176,708	193,664	135,272

Cash flows from investing activities
(Increase) decrease in securities purchased under agreement to resell	151,428	(29,956)	(148,813)
Net (increase) decrease in short-term investments other than restricted cash	87,268	342,585	(330,144)
Net change in trading investments	329	(511)	(146)
Available-for-sale investments: proceeds from sale	681,656	205,257	25,489
Available-for-sale investments: proceeds from maturities and pay downs	340,114	324,907	341,835
Available-for-sale investments: purchases	(156,271)	(595,526)	(1,332,836)
Held-to-maturity investments: proceeds from maturities and pay downs	82,853	59,424	38,430
Held-to-maturity investments: purchases	(525,637)	(199,145)	(124,325)
Net (increase) decrease in loans to third parties	15,184	(46,391)	177,823
Net (increase) decrease in loans to bank subsidiaries	764	40,689	10,608
Net (increase) decrease in loans to non-bank subsidiaries	1,812	(2,713)	5,172
Additions to premises, equipment and computer software	(9,830)	(14,777)	(5,700)
Proceeds from sale of other real estate owned	5,896	1,795	3,061
Injection of capital in subsidiary	(64,029)	(12,802)	(6,945)
Return of capital from a subsidiary	8,244	12,376	—
Cash disbursed for business acquisition	—	—	(2,540)
Cash provided by (used in) investing activities	619,781	85,212	(1,349,031)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016

Cash flows from financing activities
Net (increase) decrease in demand and term deposit liabilities	(603,925)	(811,322)	1,696,948
Issuance of subordinated capital	73,218	—	—
Repayment of long-term debt	(47,000)	—	—
Proceeds from issuance of common shares, net of underwriting discounts and commissions	—	13	131,600
Cost of issuance of common shares	—	—	(5,458)
Proceeds from loans sold under agreement to repurchase	—	—	5,152
Cost of repurchase of loans under agreement to repurchase	—	—	(5,152)
Common shares repurchased	(48,443)	—	(1,633)
Preference shares repurchased	—	—	(212,121)
Warrant repurchase	—	—	(100)
Proceeds from stock option exercises	3,318	4,546	6,919
Cash dividends paid on common and contingent value convertible preference shares	(83,704)	(69,731)	(19,346)
Cash dividends paid on preference shares	—	—	(14,629)
Preference shares guarantee fee paid	—	—	(1,676)
Cash provided by (used in) financing activities	(706,536)	(876,494)	1,580,504
Net increase (decrease) in cash, cash equivalent and restricted cash	89,953	(597,618)	366,745
Cash, cash equivalent and restricted cash: beginning of year	627,046	1,224,664	857,919
Cash, cash equivalent and restricted cash: end of year	716,999	627,046	1,224,664

Components of cash, cash equivalent and restricted cash at end of year
Cash due from banks	703,263	604,993	1,206,770
Restricted cash included in short-term investments on the Consolidated Balance Sheets	13,736	22,053	17,894
Total cash, cash equivalent and restricted cash at end of year	716,999	627,046	1,224,664

Supplemental disclosure of cash flow information
Cash interest paid	15,428	9,447	11,660

Non-cash item
Transfer to other real estate owned	2,041	—	8,961

Note 29: Subsequent events

On February 18, 2019, the Board of Directors declared a fourth interim dividend of $0.44 per common share to be paid on March 15, 2019 to shareholders of record on March 4, 2019.

Item 19. Exhibits
(a)    The following documents are filed as exhibits hereto:

Exhibit No.	Description
1.1	Amended and Restated Bye-laws of The Bank of N.T. Butterfield & Son Limited
1.2	The N.T. Butterfield & Son Bank Act, 1904 (incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
2	Form of Specimen of Common Registered Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s registration statement on Form F-1/A, filed on August 30, 2016)
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
4.3
First Amendment to The Bank of N.T. Butterfield & Son Limited 2010 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the registrant’s registration statement on Form S-8, filed on October 27, 2016)

4.4
Subordinated Debt Securities Indenture between The Bank of N.T. Butterfield & Son Limited and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of May 24, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on May 24, 2018)

4.5
First Supplemental Indenture, between The Bank of N.T. Butterfield & Son Limited and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of May 24, 2018, to Subordinated Debt Securities Indenture, dated as of May 24, 2018 (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on May 24, 2018)

8	List of Subsidiairies
12.1	Certification of the Chairman and Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification of the Chairman and Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
100
The following materials from our annual report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
The Bank of N.T. Butterfield & Son Limited

By:	/s/ Michael Collins
Name:	Michael Collins
Title:	Chairman and Chief Executive Officer
Date:	February 26, 2019

III - 1