Form 20-F
period 2020-12-31
Bank of N.T. Butterfield & Son Ltd
filed 2021-02-23
CIK 1653242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

December 31, 2020
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
As at December 31, 2020, there were 50,010,948 shares of the registrant's common stock outstanding.
1

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
☒Yes ☐No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒Yes ☐No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer,"accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:
Large accelerated filer☒ Accelerated filer☐ Non-accelerated filer☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                      ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
☐Yes ☒No

2

3

EXPLANATORY NOTE

In this report, unless the context indicates otherwise, the term:
•"Bank" or "Butterfield" refers to:
◦The Bank of N.T. Butterfield & Son Limited;
•"BMA" refers to:
◦The Bermuda Monetary Authority;
•"Board" refers to:
◦The Board of Directors of the Bank;
•"common shares" refers to:
◦the voting ordinary shares of par value BM$ 0.01 each in the Bank; and
•"we", "our", "us", "the Company" and "the Group" refer to:
◦the Bank and its consolidated subsidiaries.
Refer also to the Glossary at the end of this document for additional terms.

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
Our consolidated financial statements as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been audited, as stated in the report appearing herein, by PricewaterhouseCoopers Ltd., Bermuda, and are included in this report and are referred to as our audited consolidated financial statements. We have prepared these financial statements in accordance with GAAP.
We believe that the non‑GAAP measures included in this report provide valuable information to readers because they enable the reader to identify the financial measures we use to track the performance of our business and guide management. Furthermore, these measures provide readers with valuable information regarding our core activities, which allows for a more meaningful evaluation of relevant trends when considered in conjunction with measures calculated in accordance with GAAP. Non‑GAAP measures used in this report are not a substitute for GAAP measures and readers should consider the GAAP measures as well. For more information on non‑GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, see Item 3.A.“Selected Financial Data — Reconciliation of Non‑GAAP Financial Measures”.
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations or assumptions regarding the future of our business, future plans and strategies, our operational results and other future conditions. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectation concerning, among other things, our results of operations, financial condition, capital and liquidity requirements, prospects, growth, strategies and the industry in which we operate.
There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the section captioned "Risk Factors" that appear in Item 3. D. "Risk Factors" of this annual report. These factors should not be construed as exhaustive and should be read with the other cautionary statements in this annual report.
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

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are a foreign private issuer, and so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to US domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, or current reports on Form 8‑K, upon the occurrence of specified significant events; and
•Regulation FD, which regulates selective disclosures of material information by issuers.
We are, however, required to file an annual report on Form 20‑F within four months of the end of each fiscal year. In addition, we have published and intend to continue to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases related to financial results and material events have been and will continue to be furnished to the SEC on Form 6‑K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by US domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a US domestic issuer.

ENFORCEMENT OF CIVIL LIABILITIES

The Bank is incorporated under the laws of Bermuda. As a result, the rights of holders of the Bank’s common shares will be governed by Bermuda law, the Butterfield Act and the Bank’s bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors and some of the named experts referred to in this annual report are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in US courts against us or those persons based on the civil liability provisions of the US federal securities laws. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of US federal securities laws relating to offers and sales of common shares made hereby by serving C T Corporation System, 28 Liberty Street, New York, NY 10005, our US agent irrevocably appointed for that purpose.

It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions, or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable

ITEM 3. KEY INFORMATION
A.Selected Financial Data
Consolidated Financial Information
The following tables present our selected consolidated financial information as at and for the years ended December 31, 2020, 2019, and 2018.
Our historical results for any prior period do not necessarily indicate our results to be expected for any future period. The following data should be read in conjunction with Item 5.A "Operating Results".
The selected consolidated financial information presented as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been derived from the audited consolidated financial statements of The Bank of N.T. Butterfield & Son Limited included elsewhere in this report.
Statement of Operations Data

	For the year ended December 31,
(in millions of $, unless indicated otherwise)	2020	2019	2018
Total interest income	352.0	405.1	367.6
Total interest expense	34.4	59.4	24.6
Net interest income before provisions for credit losses	317.6	345.7	343.0
Provision for credit recoveries (losses)	(8.5)	0.2	7.0
Net interest income after provisions for credit losses	309.1	345.9	350.0
Total non-interest income	183.9	184.0	168.7
Total other gains (losses)	1.2	2.8	(0.9)
Total net revenue	494.2	532.6	517.8
Total non-interest expense	344.6	356.9	321.3
Net income before income taxes	149.6	175.7	196.5
Income tax benefit (expense)	(2.4)	1.4	(1.3)
Net income	147.2	177.1	195.2
Net income to common shareholders	147.2	177.1	195.2
Earnings per common share from continuing operations (in US$)
Basic	2.91	3.33	3.55
Diluted(1)	2.90	3.30	3.50
Cash Dividends declared per common share (in BM$)	1.76	1.76	1.52
______________________________
(1)Reflects only "in the money" options and certain unvested share awards, which have a dilutive effect.

Balance Sheet Data

	As at December 31,
(in millions of $)	2020	2019
Assets
Cash due from banks	3,289.6	2,550.1
Of which cash and demand deposits with banks — non-interest bearing	133.4	88.0
Of which demand deposits with banks — interest bearing	433.5	839.3
Of which cash equivalents — interest bearing	2,722.7	1,622.7
Securities purchased under agreements to resell	197.0	142.3
Short-term investments	823.0	1,218.4
Investment in securities	4,862.8	4,436.4
Of which equity securities at fair value	7.3	7.4
Of which available-for-sale (1)	2,661.1	2,220.3
Of which held-to-maturity(2)	2,194.4	2,208.7
Loans, net of allowance for credit losses	5,160.8	5,142.6
Premises, equipment and computer software, net of accumulated depreciation	150.8	158.2
Goodwill	25.6	24.8
Other intangible assets, net	67.2	71.7
Equity method investments	12.9	14.5
Other real estate owned, net	4.1	3.8
Accrued interest and other assets	144.8	158.7
Total assets	14,738.6	13,921.6
Liabilities
Total deposits	13,250.1	12,441.6
Of which — non-interest bearing	3,012.4	2,238.3
Of which — interest bearing	10,237.7	10,203.4
Employee benefit plans	131.3	110.3
Accrued interest and other liabilities	203.9	262.4
Long-term debt	171.5	143.5
Total liabilities	13,756.7	12,957.8
Total shareholders' equity(3)(4)	981.9	963.7
Of which common share capital(4)	0.5	0.5
Total liabilities and shareholders' equity	14,738.6	13,921.6
Common shares outstanding (number)(4)	50.0	53.0
______________________________
(1)Amortized cost of AFS debt securities was $2,588.3 million as at December 31, 2020 and $2,208.5 million as at December 31, 2019.
(2)Fair value of HTM debt securities was $2,304.8 million as at December 31, 2020 and $2,256.0 million as at December 31, 2019.
(3)As at December 31, 2020, the number of outstanding awards of unvested common shares was 0.9 million (December 31, 2019: 0.9 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank's common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share.
(4)Figures reflect the retirement of 3.5 million shares during the year ended December 31, 2020 (December 31, 2019: 2.9 million).
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
Many of these measures are non-GAAP financial measures. We believe that each of these measures is useful for investors in understanding trends in our business that may not otherwise be apparent when relying solely on our GAAP-calculated results. For more information on the non-GAAP financial measures presented below, including a reconciliation to the most directly comparable GAAP financial measures, see Item 3.A. "Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".

	For the year ended December 31,
(in %, unless otherwise indicated)	2020	2019	2018
Return on average common shareholders' equity(1)	15.0	19.1	23.1
Core return on average tangible common equity(2)	17.3	23.4	25.6
Return on average assets(3)	1.1	1.4	1.8
Core return on average tangible assets(4)	1.1	1.6	1.8
Net interest margin(5)	2.42	2.86	3.25
Efficiency margin(6)	67.6	66.4	61.8
Core efficiency ratio(7)	66.0	62.2	61.5
Fee income ratio(8)	37.3	34.7	32.5
Common equity Tier 1 capital ratio(9)(10)	16.1	17.3	19.6
Tier 1 capital ratio(9)	16.1	17.3	19.6
Total capital ratio(9)	19.8	19.4	22.4
Leverage ratio(9)(10)	5.3	5.9	7.6
Tangible common equity/tangible assets(10)	6.1	6.3	7.5
Tangible total equity/tangible assets(11)	6.1	6.3	7.5
Non-performing assets ratio(12)	0.6	0.4	0.4
Non-accrual ratio(13)	1.4	1.0	1.2
Non-performing loan ratio(14)	1.8	1.3	1.4
Net charge-off (recoveries) ratio(15)	0.1	—	0.1
Core net income attributable to common shareholders(16)(17) (in $ million)	154.5	197.9	197.0
Core net income per common share fully diluted(18)(20) (in $)	3.04	3.69	3.53
Common equity per share(19) (in $)	19.88	18.40	15.94
______________________________
(1)ROE measures profitability revealing how much profit is generated with the money invested by common shareholders. ROE represents the amount of net income to common shareholders as a percentage of average common equity and calculated as net income to common shareholders / average common equity. Net income to common shareholders is net income for the full fiscal year, before dividends paid to common shareholders but after dividends to preference shareholders. Average common equity does not include the preference shareholders' equity.
(2)Core ROATCE is a non-GAAP financial measure. Core ROATCE measures core profitability as a percentage of average tangible common equity. Core ROATCE is the amount of core income to common shareholders as a percentage of average tangible common equity and is calculated as core earnings to common shareholders / average tangible common equity. Core earnings to common shareholders is net earnings to common shareholders for the full fiscal year (before dividends paid to common shareholders but after dividends to preference shareholders) adjusted to exclude certain items that are included in the financial results presented in accordance with GAAP. Average tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. For more information on the non-GAAP financial measures, see Item 3.A."Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".
(3)ROA is an indicator of profitability relative to average total assets and is intended to demonstrate how efficient management is at using the assets to generate earnings. The ROA ratio is calculated as net income / average total assets.
(4)Core ROATA is a non-GAAP financial measure. Core ROATA is an indicator used to assess the core profitability of average tangible assets and is intended to demonstrate how efficiently management is utilizing its tangible assets to generate core net income. Core ROATA is calculated by taking the core income as a percentage of average tangible assets and is calculated as core net income / average tangible assets. Core net income is the net income adjusted to exclude certain items that are included in the financial results presented in accordance with GAAP. For more information on the non-GAAP financial measures, see Item 3.A."Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".
(5)NIM is a performance metric that examines how successful the Bank's investment decisions are compared to its cost of funding assets and is expressed as net interest income as a percentage of average interest-earning assets. NIM is calculated as net interest income before provision for credit losses / average interest-earning assets. Net interest income is the interest earned on cash due from banks, investments, loans and other interest earning assets minus the interest paid for deposits, short-term borrowings and long-term debt. The average interest-earning assets is calculated using daily average balances of interest-earning assets.
(6)Efficiency margin is a non-GAAP financial measure. Efficiency margin is an indicator used to assess operating efficiencies and is intended to demonstrate how efficiently management is controlling expenses relative to generating revenues. The efficiency margin is calculated by taking the non-interest expenses as a percentage of total net revenue before total other gains (losses) and provisions for credit losses, and is calculated as (non-interest expense - amortization of intangible assets) / (total non-interest income + net interest income before provision for credit losses). For more information on the non-GAAP financial measures, see Item 3.A."Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".
(7)The core efficiency ratio is a non-GAAP financial measure. The core efficiency ratio is an indicator used to assess operating efficiencies and is intended to demonstrate how efficiently management is controlling expenses relative to generating revenues on our core activities. The core efficiency ratio is calculated by taking the core non-interest expenses as a percentage of total net revenue before provision for credit losses and other gains and losses and is calculated as (core non-interest expenses - amortization of intangible assets) / (core non-interest income + core net interest income before provision for credit losses). Core non-interest expenses exclude certain items that are included in the financial results presented in accordance with GAAP including income taxes and amortization of intangible assets. For more information on the non-GAAP financial measures, see Item 3.A."Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".
(8)The fee income ratio is a measure used to determine the proportion of revenues derived from non-interest income sources. The ratio is calculated as non-interest income / (non-interest income + net interest income after provision for credit losses).
(9)The Bank's regulatory capital is determined in accordance with Basel III guidelines as issued by the BMA. The total capital ratio measures the amount of the Bank's capital in relation to the amount of risk it is taking. All banks must ensure that a reasonable proportion of their risk is covered by permanent capital. Under Basel III, Pillar I, banks must maintain a minimum total capital ratio of 13.5%, inclusive of all capital buffers. In effect, this means that 13.5% of the RWA must be covered by permanent or near permanent capital. The risk weighting process takes into account the relative risk of various types of lending and asset placements. The higher the capital adequacy ratio a bank has, the greater the level of unexpected losses it can absorb before becoming insolvent. The tier 1 capital ratio is the ratio of the Bank's core equity capital to its total RWA. RWA is the total of all assets held by the Bank weighted by credit risk according to a formula determined by the BMA which follows the BCBS guidelines in setting formulas for asset risk weights. The CET1 ratio is equivalent to the tier 1 capital ratio except that it only includes common equity in the numerator and we must maintain a minimum CET1 ratio of 10%. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing tier 1 capital by an exposure measure, and banks must maintain a minimum Leverage Ratio of 5.0%. The exposure measure consists of total assets (excluding items deducted from tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.
(10)The TCE/TA ratio is a non-GAAP financial measure. The TCE/TA ratio is a measure used to determine how significant of an unexpected loss can be incurred by the Bank before other forms of capital, other than common equity, are impacted. The TCE/TA ratio is calculated as (common equity - intangible assets - goodwill) / tangible assets. Tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. Tangible assets are the Bank's total assets from continuing operations less goodwill and intangibles. For more information on the non-GAAP financial measures, see Item 3.A. "Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".
(11)The TE/TA ratio is a non-GAAP financial measure. The TE/TA ratio is a measure used to determine how much loss the Bank can absorb before subordinated debt capital is impacted. The TE/TA ratio is calculated as (total shareholders' equity - intangible assets - goodwill) / tangible assets. Tangible assets are the Bank's total assets from continuing operations less intangible assets and goodwill. For more information on the non-GAAP financial measures, see Item 3.A. "Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".
(12)The NPA ratio is an indicator of the credit quality of the Bank's total assets by expressing the non-performing assets as a percentage of total assets. The NPA ratio is calculated as (gross non-accrual loans - specific allowance for credit losses on non-accrual loans + accruing loans past due 90 days + OREO) / total assets.
(13)The NACL ratio is an indicator used to assess the credit performance of the Bank's loan portfolio by calculating the non-accrual loans as a percentage of loans. The NACL ratio is calculated as gross non-accrual loans / gross total loans. Note the reference to gross implies the amounts prior to loan allowances for credit losses.
(14)The NPL ratio is an indicator used to assess the credit performance of the Bank's loan portfolio by calculating the non-performing loans as a percentage of loans. The NPL ratio is calculated as total gross non-performing loans / total gross loans.
(15)The NCO ratio is an indicator used to assess the net credit loss of the Bank's loan portfolio by calculating the net charge-offs as a percentage of average total loans. The NCO ratio is calculated as net charge-off expense / average total loans. Average total loan is calculated as the average of the month-end asset balances during the relevant period.
(16)Core net income is a non-GAAP financial measure. Core net income measures net income on a core basis. Core net income is calculated by adjusting net income for income or expense items which are not representative of the ongoing operations of our business. For a reconciliation of core net income to net income, see Item 3.A. "Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".
(17)CEACS is a non-GAAP financial measure. CEACS measures profitability attributable to common shareholders on a core basis. For a reconciliation of CEACS to net income, see Item 3.A. "Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".
(18)Core net income per common share — fully diluted is a non-GAAP financial measure. Core net income per common share —  fully diluted measures core profitability attributable to common shareholders on a per share basis. For a reconciliation to net income per share, see Item 3.A."Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".
(19)Common equity per share is calculated as total common equity / number of common shares issued and outstanding at period end.

Net Interest Income

Net interest income is the amount of interest earned on our interest‑earning assets less interest paid on our interest bearing liabilities. The following table shows our net interest income before provision for credit losses for the periods indicated.

	For the year ended December 31,
	2020			2019			2018
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks, securities purchased under agreements to resell, and short‑term investments	3,530.6	12.1	0.34%	3,233.3	41.6	1.29%	1,977.3	24.8	1.26%
Investment in securities	4,514.3	109.2	2.41%	4,474.9	129.4	2.89%	4,578.9	124.3	2.71%
Loans	5,061.7	230.7	4.54%	4,369.5	234.0	5.36%	3,995.8	218.5	5.47%
Interest earning assets	13,106.6	352.0	2.68%	12,077.6	405.1	3.35%	10,552.0	367.6	3.48%
Other assets	393.7			371.5			350.7
Total assets	13,500.3			12,449.1			10,902.7
Liabilities
Deposits	9,710.8	(25.1)	(0.26)%	8,851.5	(51.5)	(0.58)%	7,375.8	(17.6)	(0.24)%
Securities sold under agreements to repurchase	—	—	—%	0.7	—	(2.12)%	1.6	—	(2.11)%
Long-term debt	173.4	(9.3)	(5.35)%	143.4	(7.9)	(5.49)%	133.4	(6.9)	(5.21)%
Interest bearing liabilities	9,884.2	(34.4)	(0.35)%	8,995.5	(59.4)	(0.66)%	7,510.8	(24.6)	(0.33)%
Non-interest bearing current accounts	2,363.9			2,147.2			2,231.8
Other liabilities	280.6			310.4			281.0
Total liabilities	12,528.6			11,453.1			10,023.7
Shareholders’ equity	971.7			995.9			879.0
Total liabilities and shareholders’ equity	13,500.3			12,449.1			10,902.7
Non‑interest bearing funds net of non‑interest earning assets (free balance)	3,222.5			3,082.1			3,041.1
Net interest margin		317.6	2.42%		345.7	2.86%		343.0	3.25%

Reconciliation of Non-GAAP Financial Measures
The tables below present computations of earnings and certain other financial measures, which exclude certain significant items that are included in the financial results presented in accordance with GAAP.
We focus on core net income in many of these measures and ratios, which we calculate by adjusting net income for income or expense items which are not representative of the ongoing operations of our business, which results in non-core gains, losses and expense measures. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We consider the normal course of business to be the general operations of our business lines of banking and wealth management. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. Non-core items are determined by the CFO in conjunction with the CEO, and approved by our Board of Directors. Consideration is given as to whether the expense, gain or loss is a result of exceptional circumstances or other decisions made not in the normal course of business. Items which are not in the normal course of business, such as business acquisition costs or impairment losses, or a result of exceptional circumstances, such as business restructuring costs, are considered non-core. These non-GAAP financial measures based on core net income are also used by management to assess the performance of the Bank's business because management does not consider the activities related to the adjustments to be indications of core operations. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as that applied by management. Management and the Board utilize these non-GAAP financial measures as follows:
•Preparation of the Bank's operating budgets;
•Quarterly financial performance reporting; and
•Monthly reporting of consolidated results (management reporting only).
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
Tangible common shareholders' equity ratios and tangible total asset ratios have become a focus of some investors in analyzing the capital position of the Bank absent the effects of intangible assets and preference shareholders' equity. The BMA and other banking regulatory bodies assess a bank's capital adequacy based on CET1 capital, the calculation of which is codified in the Basel III framework as implemented by the BMA. Because tangible common shareholders' equity and tangible total assets are not formally defined by GAAP, these measures are considered to be non-GAAP financial measures and other entities may calculate them differently. Since analysts and banking regulators may assess the Bank's capital adequacy using tangible common shareholders' equity or tangible assets, the Bank believes that it is useful to provide investors the ability to assess the Bank's capital adequacy on this same basis. The Bank calculates tangible common equity and tangible total assets on a period-end basis. The Bank also measures performance relative to core net income over average tangible common shareholders' equity and average tangible assets to monitor performance and efficiency relative to the Bank's capital adequacy.
We believe the non-GAAP financial measures presented in this report provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, these non-GAAP financial measures should not be viewed as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use.
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

		For the year ended December 31,
(in millions of $, unless otherwise indicated)		2020	2019	2018

Reconciliation of net income (GAAP) to core net income (non-GAAP)
Net income	A	147.2	177.1	195.2
Non-core (gains), losses and expenses
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)(1)		—	(1.0)	(1.2)
Distribution from equity method investment(2)		(0.7)	—	—
Settlement loss on de-risking on a defined benefit plan(3)		—	—	1.5
Total non-core (gains) losses	B	(0.7)	(1.0)	0.3
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs(4)		8.0	16.3	—
Tax compliance review costs(5)		—	—	0.5
Business acquisition costs(6)		—	5.5	1.0
Total non-core expenses	C	8.0	21.8	1.5
Total non-core (gains), losses and expenses	D=B+C	7.3	20.8	1.8
Core net income attributable to common shareholders	E=A+D	154.5	197.9	197.0
Reconciliation of return on equity (GAAP) to core return on average tangible common equity (non-GAAP)
Core net income attributable to common shareholders	E=A+D	154.5	197.9	197.0
Average common equity	F	981.0	927.7	843.2
Less: average goodwill and intangible assets		(92.3)	(83.2)	(74.6)
Average tangible common equity	G	888.8	844.5	768.6
Return on equity	A/F	15.0%	19.1%	23.1%
Core return on average tangible common equity	E/G	17.3%	23.4%	25.6%
Reconciliation of diluted earnings per share (GAAP) to core earnings per common share fully diluted (non-GAAP)
Adjusted weighted average number of diluted common shares (in thousands)	F	50.9	53.7	55.7
Earnings per common share fully diluted	A/J	2.90	3.30	3.50
Non-core items per share	D/F	0.14	0.39	0.03
Core earnings per common share fully diluted		3.04	3.69	3.53
Reconciliation of return on average assets (GAAP) to core return on average tangible assets (non-GAAP)
Total average assets	G	13,618.2	12,471.8	10,851.2
Less: average goodwill and intangible assets		(92.3)	(83.2)	(74.6)
Average tangible assets	H	13,525.9	12,388.5	10,776.6
Return on average assets	A/G	1.1%	1.4%	1.8%
Core return on average tangible assets	E/H	1.1%	1.6%	1.8%

		For the year ended December 31,
(in millions of $, unless otherwise indicated)		2020	2019	2018
Tangible equity to tangible assets
Shareholders' equity		981.9	963.7	882.3
Less: goodwill and intangible assets		(92.8)	(96.5)	(74.7)
Tangible common equity	I	889.1	867.2	807.6
Total assets		14,738.6	13,921.6	10,773.2
Less: goodwill and intangible assets		(92.8)	(96.5)	(74.7)
Tangible assets	J	14,645.8	13,825.1	10,698.4
Tangible common equity to tangible assets	I/J	6.1%	6.3%	7.5%
Efficiency ratio
Non-interest expenses		344.6	356.9	321.3
Less: amortization of intangibles		(5.8)	(5.5)	(5.1)
Non-interest expenses before amortization of intangibles	K	338.8	351.5	316.3
Non-interest income		183.9	184.0	168.7
Net interest income before provision for credit losses		317.6	345.7	343.0
Net revenue before provision for credit losses and other gains/losses	L	501.5	529.7	511.7
Efficiency ratio	K/L	67.6%	66.4%	61.8%
Core efficiency ratio
Non-interest expenses		344.6	356.9	321.3
Less: non-core expenses	M	(8.0)	(21.8)	(1.5)
Less: amortization of intangibles		(5.8)	(5.5)	(5.1)
Core non-interest expenses before amortization of intangibles	N	330.8	329.7	314.7
Core revenue before other gains and losses and provision for credit losses	O	501.5	529.7	511.7
Core efficiency ratio	N/O	66.0%	62.2%	61.5%
______________________________
(1)Reflects a gain realized on a liquidation settlement from the Avenir pass-through note, our last remaining structured investment, in 2014. As the Bank no longer holds structured investment products, management determined the gains represented by these liquidation settlements to be non-core. In 2018 and 2019, the Bank received further distributions on this liquidation settlement.
(2)Reflects gain due to a distribution from an equity method investment as a result of the sale of a legacy business interest.
(3)In 2018, these losses reflected a non-core settlement loss on the de-risking of a defined benefit pension plan.
(4)In 2019, primarily related to the costs associated with the departure of a senior executive, severance payments relating to the closure of a branch location, and staff exit costs associated with the implementation of a target operating staffing model for the combined Channel Islands segment following the ABN AMRO (Channel Islands) Limited acquisition. In 2020, primarily relates to the efficiency program, including voluntary separation, early retirement and redundancy costs. Management does not consider the costs associated with these projects to be core to the strategy of the business.
(5)In 2018 reflected costs associated with a review and account remediation exercise to determine the US tax compliance status of US person account holders linked to the publicly announced so-called John Doe Summonses in November 2013 issued by the USAO to six US financial institutions with which the Bank had correspondent banking relationships. These expenses are a result of exceptional circumstances which arose outside of the normal course of business.
(6)In 2018, reflected contract negotiation, due diligence and other legal costs relating to the agreement to acquire Deutsche Bank’s GTS business, excluding its US operations. In 2019, reflected contract negotiation, due diligence and other legal costs relating to the acquisition of ABN AMRO (Channel Islands) Limited. As above, due to the limited nature of acquisitions, management does not consider the costs associated with these acquisitions to be a part of normal course of business. Therefore, management considers costs associated with acquisitions, specifically including the costs associated with negotiation and integration of operations, to be non-core.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

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
Risks Related to the COVID-19 Pandemic
The COVID-19 pandemic has created economic and financial disruptions that have adversely affected, and are likely to continue to adversely affect, our business, financial condition, liquidity and results of operations. The extent to which the COVID-19 pandemic will continue to negatively affect our business, financial condition, liquidity and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the continued effectiveness of our business continuity plan (including remote working arrangements implemented for staff), the direct and indirect impact of the pandemic on our employees, customers, clients, counterparties and service providers, as well as other market participants, actions taken by governmental authorities and other third parties in response to the pandemic, and the effectiveness and acceptance of COVID-19 vaccines.
The COVID-19 pandemic has contributed to, among other things, (i) sudden and significant declines, and significant increases in volatility, in global financial markets; (ii) ratings downgrades, credit deterioration and defaults of companies operating in many industries; (iii) significant reductions in interest rates implemented by the US Federal Reserve and other central banks further contributing to a low interest rate environment globally; and (iv) heightened cybersecurity, data privacy, information security and operational risks as a result of remote working arrangements or otherwise. In addition, many of our customers, counterparties and third-party service providers have been, and may further be, affected by travel restrictions, quarantines and/or curfews in various jurisdictions, market volatility and other factors that increase their risks of business disruption or that may otherwise affect their ability to repay loans, perform under the terms of any agreements with us or provide other essential services. As a result, our credit, operational and other risks are generally expected to increase until the pandemic subsides.

We continue to monitor the sectors that are most susceptible to economic uncertainty as a result of the COVID-19 pandemic and the potential impact to our business. In particular, the COVID-19 pandemic has impacted, and may continue to impact, our business due to the following:

• The continuation of a low interest rate environment, or further reductions in interest rates, over the medium or long term, which would adversely impact our net interest income and net interest margin, as well as increase our reliance on fee businesses.
• A decrease in tourism in Bermuda and the Cayman Islands, with the timing of any recovery being uncertain, which adversely affects our revenues, including fee income, as well as increases our credit exposure.
• Increased unemployment and decreased consumer confidence and business generally, leading to increased credit risks and decreased business in our banking and trust jurisdictions.
• An increase in defaults on our residential mortgage loans.
• Credit deterioration and defaults in many industries that operate in our jurisdictions, including industries in which our clients operate, such as commercial real estate, financial services and the hotel/restaurants/hospitality sector.
• An increase in exposure to sovereign risk in our jurisdictions, such as downgrades in sovereign credit ratings or defaults on government debt.
• A decrease in the rates and yields on US government guaranteed securities and increased prepayments on mortgage-backed securities we hold, which has led to a, and could lead to a further decrease in the yield on our investment portfolio.
• Modification in credit terms, as customers and clients seek to manage liquidity.
• Instability in market conditions and increased demands on capital and liquidity.
• A reduction in the value of the assets under management for the custody and asset management businesses, which affects related fee income and demand for these services.
•A decrease in service availability and business operations, including reduced location access, business operating times and access to standard banking services as a result of business continuity plans driving reduced staff availability, split work locations or mandatory quarantine requirements.

Governmental authorities have taken measures in response to the pandemic, and may take further action in the future to provide economic assistance to individual households and businesses, stabilize the markets and support economic growth. The success of existing and future measures to provide economic assistance and increase the pace and magnitude of economic recovery is unknown, and they may not be sufficient to fully mitigate the negative impact of the COVID-19 pandemic. We may also face an increased risk of litigation and governmental and regulatory scrutiny as a result of the effects of COVID-19 on market and economic conditions and actions governmental authorities take in response to those conditions.

The duration and scope of the pandemic and related economic consequences, as well as the efficacy of the measures being put in place to address it, are unknown. Until the pandemic subsides, we expect reduced interest income and revenues from card service fees, and increased customer and client loan defaults, including defaults in unsecured loans. Changes in the macroeconomic environment are extremely impactful to our provision for credit losses under CECL, including as a result of the COVID-19 pandemic. Even after the pandemic subsides, our businesses would be materially and adversely affected by any subsequent, prolonged recession in the jurisdictions in which we have banking and trust operations. To the extent the pandemic adversely affects our business, financial condition, liquidity or results of operations, it may also have the effect of heightening many of the other risks set out herein.

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

Unfavorable market conditions (including as a result of the COVID-19 pandemic) can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, decreases in asset values, deterioration in investment performance and an overall material adverse effect on the quality of our loan portfolio.
Unlike banks that are more geographically diversified, our business is concentrated primarily in Bermuda, the Cayman Islands, and the Channel Islands and the UK, and we may be more affected by a downturn in these markets than more diversified competitors.
Our banking operations are concentrated in Bermuda, the Cayman Islands, and the Channel Islands and the UK, and we serve customers in these markets. In the year ended December 31, 2020, 48%, 29% and 20%, of our total net revenue was derived from our Bermuda, Cayman Islands, and Channel Islands and UK segments, respectively. In addition, in the year ended December 31, 2020, 39%, 21% and 40% , of our loans originated in Bermuda, the Cayman Islands, and Channel Islands and the UK, respectively. Accordingly, a downturn in these markets may have a profound effect on our banking business. In addition, we have sought to expand our core business lines, including through recent acquisitions. Any failure in our ability to expand our core business lines, or any reduction in demand for our core services in our Bermuda, Cayman Islands and Channel Islands and UK segments, including due to perceived reputational risks, increasing regulatory scrutiny over activities in these jurisdictions or otherwise, may adversely impact our business and results of operations, including the ongoing success of any of our acquired businesses.
Geopolitical events could disrupt our businesses and adversely affect our financial condition or results of operations.
We are exposed to risks arising out of geopolitical events, such as trade barriers, including the imposition of tariffs and other limitations on international trade and travel, exchange controls, government shutdowns, other measures taken by sovereign governments, including by the US, and uncertainty arising from recent or upcoming elections (including in the US and the UK) that can hinder economic or financial activity levels. Furthermore, unfavorable political, military or diplomatic events, armed conflict, terrorist acts and threats, and pandemics, and the responses to them by governments, could also negatively affect economic activity and have an adverse effect upon our business, financial condition or results of operations.
In addition the UK formally leaving the EU (“Brexit”) and the US's present and future policies may increase the uncertainty and instability in the global financial markets, which could lead to weaker macroeconomic conditions, globally and in our key markets. Such economic weakness and uncertainty may adversely affect our business, financial condition and results of operations. Under the terms of a withdrawal agreement between the UK and the EU, the UK formally left the EU on January 31, 2020, and on January 1, 2021, the United Kingdom left the EU Single Market and Customs Union, as well as all EU policies and international agreements. On December 24, 2020, the European Commission reached a trade agreement with the UK on the terms of its future cooperation with the EU (the "Trade Agreement"). We cannot predict the impact that the Trade Agreement and any future agreements on services will have on our business; however, political and economic uncertainty has in the past led to, and could in the future lead to, declines in market liquidity and activity levels, volatile market conditions and exchange rates, a contraction of available credit, lower or negative interest rates, declines in the real estate market, weaker economic growth and investment performance and reduced business confidence, all of which could impact our business. We expect that Brexit could lead to continued legal uncertainty and a greater divergence in national laws and regulations as the UK determines which EU laws to replicate or replace and we could face associated costs, particularly as they relate to our operations in the UK and certain UK territories and dependencies, namely Bermuda, the Cayman Islands, and the Channel Islands. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations.
Furthermore, changes in legislation and regulation or an attempt by any territory or dependency of the UK in which we operate, to declare independence from the UK or to implement changes in its constitution, including its fiscal and monetary policies, could have a negative effect on the applicable jurisdiction's position as an international business center. This could have a significant negative effect on the local economy and in turn negatively affect our business.
Because the primary markets in which we operate do not have well-diversified economies, a downturn in their key industries could affect their economies as a whole and have an adverse effect on our business, financial condition or results of operations.
Bermuda is among the largest reinsurance markets in the world. The Cayman Islands is a leader in fund domiciliation for global asset managers, with 11,157 regulated mutual funds as at July 31, 2020 according to CIMA. International financial services account for a significant portion of the economies of the Channel Islands. Many of our commercial customers are reinsurance or regulated fund service providers. As a result, a downturn in these key sectors, a change in laws or regulations (including the favorable tax treatment of entities in these jurisdictions), or a shift of business away from Bermuda, the Cayman Islands, or the Channel Islands, including as a result of the inclusion of any of these jurisdictions on the EU list of non-cooperative jurisdictions for tax purposes, could result in job losses and adversely impact the economies in these markets. Any downturn or further concentration in the reinsurance, investment and asset management and banking markets could also adversely affect our business, financial condition and results of operations.
Banks domiciled in Bermuda, including us, are not supported by a central bank from which to borrow funds, so if we are unable to maintain sufficient liquidity by continuously attracting deposits and other short-term funding, our financial condition, including our capital ratios, funding costs or results of operations could be adversely affected.
Unlike many other jurisdictions, there is no central bank or similar governmental agency in Bermuda from which we may borrow US or Bermuda Dollars if we experience liquidity shortages, which may leave us without a lender of last resort in the event that Bermuda suffers a severe economic downturn at the same time as a liquidity shortage. Similarly, there is no central bank in the Cayman Islands, Jersey or Guernsey to act as a lender of last resort. Accordingly, we may not have a lender of last resort in case of future liquidity shortages and we may be unable to sufficiently fund our liquidity needs. While there is no central bank or similar governmental agency in Bermuda, the Cayman Islands, Jersey or Guernsey that insures bank deposits, such as the Federal Deposit Insurance Corporation in the United States, the Governments of Bermuda and Jersey and the Government of the States of Guernsey have each implemented a Deposit Insurance Scheme or Deposit Compensation Scheme. See Item 4.B. "Business Overview - Supervision and Regulation" and "- Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result.” The regulators in these jurisdictions have also required us to hold capital add-ons to compensate for the systemic importance of our bank to the economy in the absence of a central bank. Without a central bank from which we could borrow funds, liquidity management will be critical to the management of our consolidated balance sheet, and an inability to obtain sufficient liquidity could adversely affect our financial condition.
Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result.
As a bank licensed by the BMA, we are required to be a member of the Deposit Insurance Scheme ("DIS") and pay contributions to the Deposit Insurance Fund. Currently, our premium contribution is calculated by the Bermuda Deposit Insurance Corporation as 0.25% per annum of the average total amount of our Bermuda Dollar deposits that are covered by the DIS guarantee over a rolling three-month period, payable every three months in arrears. The amount of the contribution we are liable to pay may change from time to time as the total level of our insured Bermuda Dollar deposits changes; in addition, there is no guarantee that the current rate of premium contributions charged by the Bermuda Deposit Insurance Corporation will stay the same and not increase or that the Bermuda Deposit Insurance Corporation will not require additional contributions in the event that the Deposit Insurance Fund is insufficient to pay compensation due to insured depositors. We may also not be able to recover our contributions to the Deposit Insurance Fund from any failed institution whose insured depositors receive payments from the Deposit Insurance Fund. Any contributions we are required to make as part of the DIS (and any associated costs) are a cost to our business, and such costs, including any future increases, may have an adverse effect on our business, financial condition or results of operations.
As a bank licensed by the Guernsey Financial Services Commission, we are required to pay contributions to the Guernsey Deposit Compensation Scheme (the "Guernsey DCS"). Currently, we are required to pay an administration levy which is calculated by the Guernsey DCS Board. The amount of the contribution we are liable to pay may change from time to time and there is no guarantee that the current rate charged by the Guernsey DCS Board will stay the same and not increase. In the event of the failure of a Guernsey licensed bank, the Guernsey DCS Board will estimate the total level of compensation levy required and the Bank will be liable in equal shares with every other participant (i.e., every other licensed bank in Guernsey) for the first £10,000,000. If the total compensation levy exceeds £10,000,000 then the Bank will be liable on a pro-rata basis (calculated by reference to the total "value at risk" of our Guernsey deposits compared to the Guernsey market) with every other participant for the amount of such excess. We may also not be able to recover our contributions to the Guernsey DCS from any failed licensed bank whose insured depositors receive payments from the Guernsey DCS. Any contributions we are required to make as part of the Guernsey DCS (and any associated costs) are a cost to our business, and such costs, including any future increases, may have an adverse effect on our business, financial condition or results of operations.
The Jersey Bank Depositors Compensation Scheme ("Jersey DCS") is funded primarily through an upfront loan from the States of Jersey. In the event of a bank failing, levies would be raised on Jersey banks, subject to certain caps for banking groups over a five-year period, based on the proportion of protected deposits each bank holds to repay the loan. In the event that the full £100 million liability of the Jersey DCS was called upon, banks would contribute approximately two-thirds of funding, with the States of Jersey contributing one-third.
We are not currently required to pay any contributions to the Jersey DCS. Any contributions we may be required in future to make as part of the Jersey DCS (and any associated costs) are a cost to our business, and such costs, including any future increases, may have an adverse effect on our business, financial condition or results of operations.
A decline in tourism in Bermuda and the Cayman Islands has, as a result of the COVID-19 pandemic, and could in the future, adversely affect our business, financial condition or results of operations.
Tourism is a major contributor to the economies of Bermuda and the Cayman Islands. The COVID-19 pandemic has resulted in a significant decline in worldwide travel and tourism, including in Bermuda and the Cayman Islands. See "Risks Related to the COVID-19 Pandemic.”
A continued decline in tourism could lead to further (i) decreases in the value of hotels and other commercial properties, which could further adversely affect our commercial loan portfolio, and (ii) increases in unemployment, which could further affect the ability of our residential borrowers to make payments on their loans. Additionally, a delayed or incomplete recovery of tourism in Bermuda or the Cayman Islands could have adverse effects on the economic stability of these jurisdictions, and our business, financial condition or results of operations.
Severe weather and natural disasters could disrupt our businesses and adversely affect our financial condition or results of operations.
The key markets in which we operate include Bermuda and the Cayman Islands and our business is therefore subject to the risks associated with severe tropical storms, hurricanes, tornadoes and earthquakes, including downed telephone lines, flooded facilities, power outages, fuel shortages, damaged or destroyed property and equipment, and work interruptions. Although hurricanes in the Caribbean during 2018, 2019 and 2020 did not negatively impact the Bank's operations nor cause any insurable losses, such severe weather conditions and natural disasters may, in the future, negatively impact us and our clients and their ability to meet their financial obligations to us, including the repayment of loans. Such events may also result in an impairment of the value of property or other collateral used to secure the loans that we extend. Climate change may aggravate the impact and increase the incidence of such severe weather. Furthermore, severe weather events may have a significant impact on the economies of the key markets in which we operate, which could have a material adverse impact on our operations.
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
Unlike the US where the Fair Credit Reporting Act ("FCRA") is designed to help ensure that credit bureaus furnish correct and complete information when evaluating loan applications, the majority of the markets in which we operate do not have systemic credit bureau reports. Therefore, we review each loan and we use a formal and documented tiered credit approval process that is administered through and governed by our risk management framework. Due to limitations in the availability of information, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have made and continue to make improvements to our credit scoring systems to better assess borrowers' credit risk profiles, we cannot provide assurance that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our impairment losses and allowance for credit losses may be materially adversely affected. In addition, because our credit approval process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human or information technology systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system. In addition, we have been refining our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect all possible risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of nonperforming loans and a higher risk exposure for us, which could have a material adverse effect on us.

Risks Relating to Our Strategy, Brand, Portfolio and Other Aspects of Our Business
We rely on our reputation and the appeal of our brand to our customers. Any damage to our reputation and appeal could harm us and our business prospects.
The success of our strategy relies significantly on our reputation and the reputation of our senior management and the Board. In addition, our customers and key introducers must continue to associate our brand with meeting customer needs and delivering value to those customers. Adverse publicity (whether or not justified) relating to activities by our management, employees, agents or others with whom we do business, such as customer service mishaps or noncompliance with laws, could tarnish our reputation and reduce the value of our brand. With the increase in the use of social media outlets such as Facebook, YouTube, Instagram and Twitter, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond. Such unfavorable publicity could also require us to allocate significant resources to rebuild our reputation.
As a bank operating in Bermuda, the Cayman Islands, the Channel Islands and other international financial centers, we are subject to increasing scrutiny with respect to potential or alleged legal and regulatory breaches and unethical behavior and associated reputational risks, including with respect to the general perception and reputation of financial institutions in those jurisdictions, which may in turn be affected by factors including the EU list of non-cooperative jurisdictions for tax purposes (for example, the inclusion of the Cayman Islands on the list from February to October 2020), and policies on controversial industries such as gaming and cryptocurrencies, among others. See "Our business may be negatively impacted by the economic substance legislation and regulations in the jurisdictions in which we operate, including Bermuda, the Cayman Islands, and the Channel Islands." Any circumstance that causes real or perceived damage to our brand or reputation, or banking or wealth management generally in these jurisdictions, may negatively affect our relationships with our customers and key introducers, which would have an adverse effect on our business, financial condition or results of operations.
Potential reputational issues include, but are not limited to:
•breaching or facing allegations of having breached legal and regulatory requirements (including, but not limited to, conduct requirements, anti-money laundering requirements, anti-terrorism financing requirements, laws against assisting in tax evasion, cybersecurity and data protection laws, bribery and corruption);
•legacy issues we inherit from the businesses we acquire through a merger or acquisition;
•acting or facing allegations of having acted unethically (including having adopted inappropriate sales and trading practices);
•failing or facing allegations of having failed to maintain appropriate standards of customer privacy, customer service and record-keeping;
•failing to appropriately address potential conflicts of interest;
•experiencing technology failures that impact customer services and accounts;
•failing to properly identify legal, reputational, credit, liquidity and market risks inherent in products offered; and
•changing the terms of our product offerings and pricing that may result in outcomes for customers that are unfair or perceived to be unfair.
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
Even where we are able to complete an acquisition or an investment, we cannot be sure that such acquired entity, business or asset or such investment will perform in line with our assumptions or expectations or otherwise complement our business or strategy due to a variety of factors, including lower revenues than expected, unforeseen operating difficulties and expenditures, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) and risks associated with the disruption of management’s attention from ongoing business operations due to acquisition and integration activities.

In addition, integrating an acquired company, business or technology possesses significant risks, including, among other things:
•the incorporation of new technologies into our existing business infrastructure;
•the maintenance of standards, controls, procedures and policies throughout the organization (including effective internal controls over financial reporting and disclosure controls and procedures);
•the consolidation of our corporate or administrative functions;
•the coordination of our sales and marketing functions to incorporate the new business or technology;
•the potential for liabilities and claims arising out of the acquired businesses;
•the integration of corporate cultures;
•the maintenance of morale, retention and integration of key employees to support the new business or technology and management of our expansion in capacity; and
•compliance with the regulatory regimes of newly entered jurisdictions.
In addition, a significant portion of the purchase price of companies that we may acquire may be allocated to goodwill and other intangible assets. Intangible assets are tested for impairment annually or when there is a triggering event requiring such testing; an intangible asset that is subject to amortization is periodically reviewed for impairment. Goodwill is tested for impairment on an annual basis. As at December 31, 2020, we had $25.6 million and $67.2 million of goodwill and intangible assets respectively. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects.
A decline in the residential real estate market, including in Bermuda, the Cayman Islands, the Channel Islands and the United Kingdom, could increase the risk of loans being impaired and could have an adverse effect on our business, financial condition or results of operations.
We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. As at December 31, 2020, approximately 52% of our Bermuda loan portfolio, net of allowance for credit losses, was composed of residential mortgages in Bermuda; approximately 57% of our Cayman Islands loan portfolio, net of allowance for credit losses, was composed of residential mortgages in the Cayman Islands and approximately 82% of our Channel Islands and UK loan portfolio, net of allowance for credit losses, was composed of residential mortgages in the Channel Islands and the UK. A decline in the real estate market, in particular in Bermuda, the Cayman Islands, the Channel Islands and the UK (including as a result of the ongoing COVID-19 pandemic or Brexit), would mean that the collateral for our loans would hold less value. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on the defaulted loans. Declines in the real estate market, including as a result of lower infrastructure spending in the markets in which we operate, could also adversely affect demand for new loans, further decreasing the interest revenue generated by our loan portfolio. In addition, if our estimate for our allowance for credit losses proves to be inadequate, we will have to increase the allowance accordingly and may have future charge-offs. This may lead to impairment charges on loans and other assets, higher costs and higher incurred loan-loss provisions.
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
As at December 31, 2020, we owned $4.9 billion of investment securities consisting primarily of securities issued by the US government and US governmental agencies. In 2020, our investment portfolio had an average yield of 2.41%.
The fair value of our investment securities may be adversely affected by market conditions, including changes in interest rates, the ongoing COVID-19 pandemic, and the occurrence of any events adversely affecting the issuer of particular securities in our investment portfolio. We perform periodic reviews to determine if a credit impairment exists. Our Group Asset and Liability Committee reviews the results of the impairment analysis and advises whether a credit impairment exists. The process for determining whether a credit impairment exists usually requires complex, subjective judgments about the future financial performance of the issuer of the relevant security in order to assess the probability of receiving all contractual principal and interest payments on the security.
We did not record any credit impairment losses on investments in the years ended December 31, 2020, 2019 and 2018. However, in prior periods we have experienced higher credit impairments on investments, in particular as a result of investments in structured securities. See "- If we are unable to effectively manage our liquidity we may need to seek additional financing and our business, financial condition or results of operations could be adversely affected."
We may be required to recognize credit impairments in future periods, which could have an adverse effect on our business, financial condition or results of operations.
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
In addition, the Bermuda Dollar and the Cayman Islands Dollar are pegged to the US Dollar at exchange rates of 1 Bermuda Dollar to 1 US Dollar and 1 Cayman Islands Dollar to 1.20 US Dollar, respectively. However, we cannot make assurances that these pegs will be maintained. In the event that the Bermuda Dollar or Cayman Islands Dollar is de-pegged or the current ratios are changed, including as a result of changes in laws, regulations or policies in these jurisdictions, the value of our common shares could be adversely affected. Moreover, our US Dollar deposits are used to fund mortgages in Bermuda Dollars and Cayman Islands Dollars. As the Bermuda Dollar and the Cayman Islands Dollar are pegged to the US Dollar, we do not engage in hedging activities to counteract this currency risk. If the Bermuda Dollar or Cayman Islands Dollar ceased to be pegged to the US Dollar at the current ratios, however, we could be exposed to significant currency risks.
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
Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. For example, in 2020 decreases in global market interest rates and increased prepayment speeds resulted in lower yields on the Bank's investments as compared to the previous year. Prepayments also require us to recognize net premiums or commissions as income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.
If we are unable to effectively manage our liquidity we may need to seek additional financing and our business, financial condition or results of operations could be adversely affected.
We need liquidity to pay our operating expenses, fund depositor withdrawals, interest on our debt and dividends on our common shares, and to replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer.
Our main source of funding is customer deposits. As at December 31, 2020, we had $13.3 billion in deposits (55% USD deposits, 18% USD-pegged deposits), with 36% of our deposits derived from our Bermuda segment, 31% from the Cayman Islands segment, and 33% from the Channel Islands segment. In addition, we source our funding from net income generated by the Bank, net of dividends paid, and to a lesser extent from other sources including the sale of securities to institutional counterparties under repurchase agreements and the sale of equity securities and AFS securities. Our deposit base includes both demand and term liabilities, but the significant majority of such deposits are demand deposits or are due within six months. Because we rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate may prevent us from obtaining necessary funding without incurring higher costs. Our deposit base includes deposits from commercial and institutional clients which may be more sensitive to financial strength rating changes. A significant withdrawal of deposits in either of these markets could significantly affect our liquidity and our ability to meet our funding needs.
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
Changes in banks’ inter-bank lending rate reporting practices and the phase-out of the London Interbank Offered Rate ("LIBOR") may adversely affect our business and results of operations.
On July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer compel or persuade banks to contribute to LIBOR rate setting after 2021. On November 30, 2020, the administrator of LIBOR announced it would extend the publication of certain USD LIBOR tenors until June 30, 2023. It remains unclear whether LIBOR will continue to be viewed as an acceptable market benchmark rate, what rate or rates may develop as accepted alternatives to LIBOR, and what effect any such changes may have on the markets for LIBOR-based financial instruments.
Uncertainty as to the nature of potential changes, alternative reference rates or other reforms may adversely affect market liquidity, the pricing of LIBOR-based instruments and the availability and cost of associated hedging instruments and borrowings. Payments under contracts referencing new reference rates may differ from those referencing LIBOR. The transition may change the Bank’s risk profile and require changes to its risk and pricing models, valuation tools, product design and hedging strategies. Although the Bank is unable to quantify the ultimate impact of the transition from LIBOR given the uncertain nature of the potential changes, it continues to monitor the developments related to the future of LIBOR in line with any regulatory or quasi-regulatory guidance. Moreover, the failure to manage any potential transition from LIBOR to a different reference rate, or rates, may adversely affect the Bank’s reputation, business and financial condition, and results of operations.

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
We compete with a broad range of financial institutions. Many of our competitors are larger and have broader ranges of product and service offerings, increased access to capital, greater efficiency and pricing power. We face competition from other lending institutions and from numerous other providers of financial services, including the following:
•Non-banking financial institutions. The ability of these institutions to offer services previously limited to commercial banks has intensified competition. Because non-banking financial institutions are not subject to the same regulatory restrictions as banks, they can often operate with greater flexibility and lower cost structures; and
•Competitors that have greater financial resources. Some of our larger competitors, including certain international banks that have a significant presence in our market area, may have greater capital and resources and higher lending limits and may offer products, services and technology that we do not. We cannot predict the reaction of our customers and other third parties with respect to our financial or commercial strength relative to our competition, including our larger competitors.
In our banking business, we face competition mainly from other local banks, such as Bermuda Commercial Bank and Clarien Bank in Bermuda and from Cayman National Corporation in the Cayman Islands, as well as from subsidiaries of international banks, being Royal Bank of Canada in the Cayman Islands and HSBC in Bermuda, whom we view as our most significant competitors. In our wealth management business line, we face competition from local competitors, as well as much larger financial institutions, including financial institutions that are not based in the markets in which we operate. Revenues from the trust and wealth management business depend in large part on the level of AUA.
In our trust business, we face competition primarily from other specialized trust service providers. Many of our competitors in the international financial sector offer fund administration and corporate services work alongside private client fiduciary services.
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
The Bank's credit strength ratings are an important component of its liquidity profile and competitive position. Ratings show each agency's view of our financial strength, operating performance and ability to meet debt obligations as they become due. Nationally recognized statistical rating organizations ("NRSROs") periodically review the financial performance and condition of banks and may downgrade or change the outlook on a bank's ratings due to, for example: a change in a bank's regulatory capital ratios; a change in an NRSRO's determination of the amount of capital cushion required to maintain a particular rating; an increase in the perceived risk of a bank's investment portfolio; reduced confidence in management; or other considerations that may or may not be under our control. The Bank has credit ratings from Standard & Poor's ("S&P"), Moody's Investor Service ("Moody's") and Kroll Bond Rating Agency ("KBRA"). Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. The Bank's ratings as at December 31, 2020 are shown in the table below:

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
Negative changes in the Bank's long-term deposit ratings would also likely increase the cost of raising long-term funding in the capital markets or of borrowing funds. Even where we can access the capital markets, negative changes in our ratings could affect our share price and make any equity offerings more difficult and dilutive to current shareholders, further driving down the Bank's share price. Our ability to replace maturing or existing debt may be more difficult and expensive. In addition, our lenders and counterparties in derivative transactions are sensitive to the risk of a ratings downgrade. However, we may issue additional debt securities in the future which may increase the impact of a one-notch downgrade in credit ratings.
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
We rely on third parties to provide services that are integral to our ordinary course operations, including providers of information technology, administrative or investment advisory services. For example, we have a contract with Alumina Investment Management LLC ("Alumina") pursuant to which it provides investment advisory services to us and a contract with DXC Technologies ("DXC") to supply technology infrastructure and application development management, information security and technical support for our locations in Bermuda and the Cayman Islands. A material breach of customer data, including by DXC, may negatively impact our business reputation and cause a loss of customer business; may result in increased expense to contain the event and/or require that we provide credit monitoring services for affected customers; may result in regulatory fines and sanctions; and/or may result in litigation. We rely on our outsourced service providers to implement and maintain prudent cyber-security controls. We have procedures in place to assess a vendor's cyber security controls prior to establishing a contractual relationship and to periodically review assessments of those control systems; however, these procedures are not infallible and a vendor's system can be breached despite the procedures we employ. In addition, outsourcing is subject to regulatory controls in certain jurisdictions in which we operate and we may not always be able to obtain approval to outsourcing on terms available or sought by us, which could adversely affect our ability to enter into outsourcing arrangements.
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
We are, from time to time, involved in various legal and regulatory proceedings arising from our normal business activities. These claims and legal actions, including supervisory actions by our regulators or proceedings or investigations brought by other regulators, could involve large monetary claims and significant defense costs. The outcome of these cases is uncertain. Substantial legal liability or significant regulatory action against us could have material financial effects or cause significant reputational harm to us, which in turn could seriously harm our business, financial condition, results of operations and prospects. We may be exposed to substantial uninsured liabilities, which could materially affect our results of operations and financial condition.
As previously publicly announced, in November 2013, the USAO applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The purpose of these summonses was to identify US persons who may have been using our banking, trust, or other services to evade their own tax obligations in the United States. Although the Bank has been cooperating with the US authorities in their ongoing investigation, we are unable at this point to predict the timing or outcome of the investigation and it is possible that the ultimate resolution of this matter may be material to our financial results. Although we are unable to determine the precise amount of financial consequences, fines and/or penalties resulting from this tax compliance review, we have recorded as at December 31, 2020, a provision of $5.5 million (December 31, 2019: $5.5 million). As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision.
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
Risks Relating to Risk Oversight and Internal Controls
Our risk management framework, systems and process, and related guidelines and policies, may prove inadequate to manage our risks, and any failure to properly assess or manage such risks could harm us.
Our approach to risk management requires senior management to make complex judgments, including decisions (based on assumptions about economic factors) about the level and types of risk that we are willing to accept in order to achieve our business objectives. These also include the maximum level of risks we can assume before breaching constraints determined by regulatory capital and liquidity needs and our regulatory and legal obligations including, among others, from a conduct and prudential perspective. Given these complexities, and the dynamic environment in which we operate, the decisions made by senior management may not be appropriate or yield the results expected. In addition, senior management may be unable to recognize emerging risks quickly enough for us to take appropriate action in a timely manner.
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
We rely heavily on communications and information systems to conduct business. In particular, we rely on technology to provide key components of our information system infrastructure, including loan, deposit and general ledger processing, risk management information collection and processing for internal control purposes, internet connections and network access. Any disruption in service of these key components, due to system errors, a natural catastrophe, or the termination of any third-party software licenses upon which any of these systems is based, could adversely affect our ability to effectively deliver products and services to clients, to detect, assess and manage risk and otherwise to conduct operations. See "- We rely on third parties to provide services that are integral to our ordinary operations, and their failure to perform in a satisfactory manner could negatively affect us.” Furthermore, any security breach, due to computer viruses, programming, malfeasance or human errors or other events or developments, of information systems or data, whether managed by us or third parties, could interrupt our business, harm our reputation or cause a decrease in the number of clients using our services. The financial services industry is continually undergoing rapid technological change with frequent introductions of new, and technology-driven products and services. We face the risk of having to establish and maintain further improved technological capabilities, and our future success depends, in part, on our ability to recognize and implement new technologies to address our operational and internal control needs, operational efficiencies and to meet the demands of our clients. See "- Cyber-attacks, distributed denial of service attacks and other cyber-security matters, if successful, could have an adverse effect on our business, financial condition or results of operations.”
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
Many of our competitors have substantially greater resources to invest in technological improvements than we do. We may not be able to effectively implement new, technology-driven products and services or be successful in marketing these products and services to our customers. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. Failure to successfully keep pace with technological change affecting the financial services industry and avoid interruptions, errors and delays could have an adverse effect on our business, financial condition, results of operations, or competitive position.
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
As a result of the COVID-19 pandemic, many of our employees (and staff of service providers) have been working remotely or from other sites. These working arrangements could potentially provide increased opportunities for cyber threat actors to exploit.
Regulatory and Tax-Related Risks

We operate in a complex and changing regulatory environment and legal and regulatory changes or our failure to comply with laws and regulations could have a negative impact on our business, financial condition or results of operations.
Our business is subject to ongoing changes in laws, regulations, policies, voluntary codes of practice and interpretations in the markets in which we operate. We currently face an increasingly extensive and complex set of laws, regulations and standards as a result of the concerns enveloping the global financial sector. We are exposed to potential changes in governmental or regulatory policies, price controls, capital controls, exchange controls, other restrictive actions, unfavorable political and diplomatic developments, and changes in legislation.
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
Changes and restrictions imposed by our primary lead regulator, the BMA, and other regulators may also impact our operations by requiring us to have increased levels of liquidity, and higher levels of, and better quality, capital and funding, as well as placing restrictions on the businesses we conduct (including limiting our ability to provide products and services to certain customers), requiring us to amend our corporate structure or requiring us to alter our product or service offerings. If a regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.
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
Regulatory authorities have increased their focus on how companies collect, process, use, store, share and transmit personal data. New privacy security laws and regulations, including the UK's Data Protection Act 2018, the Data Protection (Jersey) Law 2018, the Data Protection (Bailiwick of Guernsey) Law, 2017, The Cayman Islands Data Protection Law 2017 (which became effective on September 30, 2019), Bermuda’s Personal Information Protection Act 2016, and the EU General Data Protection Regulation 2016, pose increasingly complex and rigorous compliance challenges, which may increase our compliance costs. Any failure to comply with data privacy laws and regulations could result in significant penalties, fines, legal challenges and reputational harm. See Item 4.B. "Business Overview - Supervision and Regulation".
Failure to comply with any applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business, financial condition or results of operations.
We must comply with all applicable laws and regulations, which include anti-corruption, anti-money laundering, international financial sanctions and anti-terrorist financing laws and regulations. Recently, there has been a substantial increase in the global enforcement of these laws and regulations, in particular in respect of the financial services industry. The measures and procedures we have in place may not be entirely effective in preventing third parties from using us (and our correspondent banks) as a conduit for money laundering (including illegal cash operations), terrorist financing or other financial crimes without our (and our correspondent banks') knowledge or consent. Although, as of the date of this report, we have not been subject to any fines or penalties, as a result of violations of anti-money laundering and counter-terrorism laws and regulations, there can be no assurances that we will not be subject to such fines, penalties or losses or harm in the future. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could be harmed and we could become subject to fines, sanctions or legal enforcement (including being added to any "blacklists" that would prohibit certain parties, potentially including US Dollar clearing banks, from engaging in transactions with us), which could have an adverse effect on our business, financial condition or results of operations.
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
The Financial Action Task Force (“FATF”) may identify any of the jurisdictions in which we operate as a jurisdiction which has systemic anti-money laundering and/or anti-terrorist financing deficiencies, which could have an adverse effect on our business.
The FATF is an international body that identifies jurisdictions with weak measures to combat money laundering and terrorist financing in public documents published three times a year. FATF and its regional bodies work with such jurisdictions, governments, and regulatory bodies and report on progress made in addressing identified deficiencies. Such reviews are at a country level, rather than an entity-specific level. Thus, while the Bank can have in place globally accepted standards to fight money laundering and terrorist financing, the existing regulations in any of the jurisdictions in which we operate may not meet FATF requirements. Failure to comply with FATF standards by any jurisdictions in which we operate could adversely affect our reputation and our ability to obtain financing from the international markets and attract foreign investments.

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
From February to October 2020, the Cayman Islands were on the EU’s list of non-cooperative jurisdictions for tax purposes. ECOFIN concluded that the Cayman Islands did not have appropriate measures in place relating to collective investment vehicles, and in response the Cayman Islands adopted reforms sufficient to address this deficiency. Bermuda was similarly placed on the EU’s list of non-cooperative tax jurisdictions in March 2019, but removed from this list in May 2019 and added, along with The Bahamas, to the EU's list of cooperative tax jurisdictions in February 2020. EU Finance Ministers signaled their approval of the economic substance regulations by placing Jersey and Guernsey on the EU's list of cooperative tax jurisdictions in March 2019, and the Organisation for Economic Co-operation and Development has endorsed Jersey and Guernsey’s domestic legal framework as being in line with the relevant standard. As the EU continues to monitor compliance by the jurisdictions in which we operate, further economic substance requirements imposed by these jurisdictions or a future addition of these jurisdictions to the EU's list of non-cooperative tax jurisdictions could have a material adverse effect on us.
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
On January 14, 2021, the Bermuda government announced that a new Tax Reform Commission (the “2021 Tax Commission”) would be established in 2021 with the view to completing a wholesale review of Bermuda’s tax system by the end of 2021. The 2021 Tax Commission replaces the Tax Reform Commission that was established in 2017 and subsequently disbanded at the end of 2018. Any additional taxes that are identified by the 2021 Tax Commission and subsequently enacted by the government could potentially result in i) an increase in costs associated with our business and operations in Bermuda; ii) a decrease in demand for our banking services in Bermuda; and iii) a negative impact on our results of operations.

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
A large number of our shareholders are resident outside of Bermuda, and our common shares are listed on the BSX and the NYSE. Bermuda regulations impacting non-Bermuda holders of our common shares are set by the Bermuda’s Controller of Foreign Exchange, whose current policy:
•permits the conversion of Bermuda Dollars for payment of dividends in foreign currency to shareholders who are non-residents of Bermuda for exchange control purposes, provided that all payments are processed through an authorized dealer, including, for this purpose, us; and
•permits the free transferability of equity securities of a Bermuda company for so long as such equity securities of such company are listed on an ‘‘appointed stock exchange’’ appointed by the Minister of Finance under section 2(9) of the Companies Act 1981.
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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ended December 31, 2020 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be a PFIC for any particular year. If we were a PFIC in any taxable year during which a US shareholder owns our common shares and the US shareholder does not make a "mark-to-market" election, as discussed under the heading "Certain Taxation Considerations - Material US Federal Income Tax Consequences - US shareholders - Passive Foreign Investment Company Considerations," or a special "purging election," we generally would continue to be treated as a PFIC with respect to such US shareholders in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. US shareholders are urged to consult their own tax advisers with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our common shares.
US withholding tax and information reporting requirements imposed under the Foreign Account Tax Compliance Act may apply.
As discussed below under the heading "Certain Taxation Considerations - Material US Federal Income Tax Consequences - Foreign Account Tax Compliance Act Withholding," pursuant to the Foreign Account Tax Compliance Act ("FATCA") enacted in 2010, a 30% withholding tax will be imposed on certain payments to certain non-US financial institutions that fail to comply with certain information-reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect US shareholders and/or US account holders. To avoid becoming subject to FATCA withholding, we and other financial institutions may be required to report information to the IRS regarding the holders of our common shares and to withhold on a portion of payments under our common shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our common shares directly or indirectly through certain non-compliant intermediaries). However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final regulations defining the term “foreign passthru payment” are enacted. The rules for the implementation of this legislation have not yet been fully finalized, so it is impossible to determine at this time what impact, if any, this legislation will have on holders of the common shares.
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
Risks Relating to the Common Shares
Purchases of our common shares under our share repurchase program may result in the price of our common shares being higher than the price that otherwise might have existed in the open market.
On February 10, 2021, the Board of Directors approved a new share repurchase program. Pursuant to the program, the Bank is authorized to repurchase up to 2.0 million common shares of the Bank through February 28, 2022. This was executed following the completion of the previous share repurchase program of 3.5 million common shares approved by our Board of Directors on December 2, 2019 with effect from December 2, 2019 to February 28, 2021. The timing, manner, price and amount of any repurchases will be determined by the Company, in its discretion, based upon the evaluation of economic and market conditions, stock price, available cash, applicable legal and regulatory requirements and other factors, and which may include purchases pursuant to Rule 10b5-1 of the Exchange Act. The program does not require the Company to repurchase any specific number of shares and there can be no assurance that any shares will be repurchased under the program. The program may be suspended, extended, modified or discontinued by the Company at any time. These activities may have had the effect of maintaining the market price of our common shares or retarding a decline in the market price of the common shares, and, as a result, the price of our common shares may have been higher than the price that otherwise might have existed in the open market.
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
As a foreign private issuer, we are also permitted by the NYSE to comply with Bermuda corporate governance practice in lieu of complying with certain NYSE corporate governance requirements. This means that we are not required to comply with NYSE requirements that:
•the board of directors consists of a majority of independent directors;
•independent directors meet in regularly scheduled executive sessions;
•the audit committee satisfy NYSE standards for director independence;
•the audit committee has a written charter addressing the committee's purpose and responsibilities;
•we have a nominating and corporate governance committee composed of independent directors with a written charter addressing the committee's purpose and responsibilities;
•we have a compensation committee composed of independent directors with a written charter addressing the committee's purpose and responsibilities;
•we establish corporate governance guidelines and a code of business conduct;

•our shareholders approve any equity compensation plans; and
•there be an annual performance evaluation of the nominating and corporate governance and compensation committees.
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
We are a Bermuda-based company incorporated under the laws of Bermuda. As a result, the rights of holders of our common shares will be governed by Bermuda law, including the Companies Act, the Butterfield Act and our bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In particular, under Bermuda law, the duties of directors and officers of a company are generally owed to the company only, and shareholders do not generally have rights to take action against directors or officers of the company. In addition, class actions and derivative actions are generally not available to shareholders under Bermuda law. The status of laws currently in place, and areas not currently governed, are subject to change. The interests of our shareholders could be adversely affected if significant regulations are added or deleted from Bermuda’s existing statutory framework. For a summary of the existing legal framework in Bermuda, see Item 4.B. “Business Overview - Supervision and Regulation.”
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
Under the provisions of Bermuda's Banks and Deposit Companies Act 1999 ("BDCA"), the rights of our shareholders could be impaired if any such shareholder becomes a shareholder controller. If a shareholder controller fails to comply with the notice requirements in connection with a change in control under the BDCA or continues as such after being given notice of objection to its being a shareholder controller, the BMA may take the actions specified in the BDCA, including, among other things, revoking the relevant license of the Bank under the BDCA. For more information, see the summaries of relevant provisions of the BDCA regulations under Item 4.B. "Business Overview - Supervision and Regulation” and "Description of Share Capital" in our registration statement on Form F-1 filed with the SEC on February 13, 2017 with file number 333-216018.
Similarly, in Guernsey certain changes to the ownership structure of our Guernsey company (which is licensed by the Guernsey Financial Services Commission) may be considered to be a change of control requiring a declaration of "no objection" from the regulator, and in Jersey a change to the ownership or control of the Jersey regulated entity may also require regulatory approval.
In addition to these restrictions, the provisions of our bye-laws provide that a person who is not "Bermudian" (as such term is defined in the Companies Act) who is "interested" (as such term is defined in the bye-laws) in our shares which constitute more than 40% of all shares then issued and outstanding is not entitled to vote the shares which are in excess of such 40% interest at any general meeting without the prior written approval of the Minister of Finance. See also Item 4.B. "Business Overview - Supervision and Regulation.”
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
General Risk Factors
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
Other factors, besides our financial results, that may impact the price of our common shares include, but are not limited to:
•market expectations of the performance and capital adequacy of financial institutions in general;
•investor perception of the success and impact of our strategies;
•investor perception of our positions and risks, including risks associated with economic uncertainty in key markets in which we operate;
•a downgrade or review of our credit ratings;
•potential litigation or regulatory action involving us;
•announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and
•general market circumstances.

Holders of our common shares may not receive dividends.
The dividend policy described under Item 8.A. "Consolidated Statements and Other Financial Information - Dividend Policy" should not be construed as a dividend forecast. Our results of operations and financial condition are dependent on our performance. There can be no assurance that we will declare and pay dividends in the future. Any decision to declare and pay dividends in the future will be subject to the prior approval of the BMA and be made at the discretion of the Board. Such dividends shall be declared and paid by the Board only as permitted under applicable law. In determining the amount of any future dividends, factors the Board may take into account include: (1) our financial results; (2) our available cash, as well as anticipated cash requirements (including debt servicing); (3) our capital requirements, including the capital requirements of our subsidiaries; (4) our capital requirements to fund potential acquisitions; (5) contractual, legal, tax and regulatory restrictions on, and implications of, the declaration and payment of dividends by us to our shareholders or share buy-back activity; (6) general economic and business conditions; (7) restrictions applicable to the Bank and its subsidiaries under Bermuda and other applicable laws, regulations and policies, including the requirement to obtain a letter of no objection from the BMA for the payment of dividends on our common shares; and (8) any other factors that the Board may deem relevant. Therefore, there can be no assurance that we will declare or pay any dividends to holders of the common shares, or as to the amount of any such dividends.
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

ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
Corporate Information
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
Our History
The origin of The Bank of N.T. Butterfield & Son Limited dates back to the founding of the trading firm of Nathaniel Butterfield circa 1784. In 1858, our company was established as a bank in Bermuda and has been instrumental to the functioning of the local economy ever since. The Bank was later incorporated under a special act of the local Parliament in 1904. In the 1960s, as international businesses began contributing substantially to Bermuda's economy, we developed services to work to meet their needs. In 1967, we opened offices in the Cayman Islands and by the 1980s had expanded our operations to include retail banking, investment management, and fund administration. In 1973, we opened our Guernsey office in order to provide customers with access to the Pound Sterling currency after Bermuda's departure from the British Sterling zone. In addition to being Bermuda's first bank, we opened the first ATMs in Bermuda in the 1980s and launched Bermuda's first internet banking service in 2001. In 1971, we listed our common shares on the BSX ("Bermuda Stock Exchange") under the ticker symbol "NTB.BH". In 2016, we listed our common shares on the NYSE under the ticker symbol "NTB".
In 2008 and 2009, as a result of the global financial crisis, we realized losses attributable primarily to US non-agency mortgage backed securities in our investment portfolio, as well as write-downs on local market hospitality loans. To raise capital to offset these losses, the Bank executed a $200 million preference share offering in June 2009. In 2009 and 2010, we implemented a comprehensive restructuring plan for the Company: we hired a new management team, de-risked our balance sheet, and raised $550 million of common equity from a group of investors as well as existing shareholders.
Since our restructuring, we have pursued a strategy to focus on our core business in banking and wealth management. We have executed upon our strategy by streamlining the Company's operations through exiting non-core markets, repositioning our balance sheet, investing in efficiency initiatives, and continuing to invest in our core business lines to grow both organically and through acquisitions. By following this strategy, we have improved our financial results and have been able to initiate a progressive capital return policy for investors. The following are the most recent key steps in executing our strategy:
•In October 2017, we entered into an agreement to acquire Deutsche Bank AG’s ("Deutsche Bank's") Global Trust Solutions (“GTS”) business, excluding its US operations, for net cash payments of $24.7 million. Upon completion of the transaction, Butterfield took over the ongoing management and administration of the GTS portfolio, comprising approximately 1,000 trust structures for some 900 private clients in Guernsey, Switzerland, the Cayman Islands and Singapore. As part of the transaction, we also acquired a service company in Mauritius to provide operations and support services to our trust businesses. This transaction was completed in March 2018.
•In February 2018, we entered into an agreement to acquire Deutsche Bank’s banking and custody business in the Cayman Islands, Jersey and Guernsey, which provides services primarily to financial intermediaries and corporate clients. The Bank began to onboard certain customer deposits relating to the acquisition in 2018, and this onboarding activity was completed in the first half of 2019.
•In May 2018, we issued $75 million of 5.25% Fixed to Floating Rate Subordinated Notes due 2028 to repay a portion of our outstanding indebtedness and for other general corporate purposes.
•In July 2019, we completed the £160.7 million ($201.1 million) acquisition of ABN AMRO (Channel Islands) Limited ("ABN AMRO (Channel Islands)"), which provides banking, investment management and custody products to three distinct client groups, including trusts, private clients, and funds.
•In June 2020, we issued $100 million of 5.25% Fixed to Floating Rate Subordinated Notes due 2030 for general corporate purposes, including the repayment of a portion of our previously outstanding debt.

B.Business Overview
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
For the year ended December 31, 2020, we generated $494.2 million in net revenue after provision for credit losses and other gains/losses ("net revenue"). Our total net revenue, before inter-segment eliminations, by each of our three geographic segments and our non-reportable "Other" segment for the years ended December 31, 2020, 2019 and 2018 are as follows:

	For the year ended
In millions of $	2020	2019	2018
Net Revenue
Bermuda	$238.0	$272.1	$299.4
Cayman Islands	$145.6	$168.9	$152.6
Channel Islands and the UK	$101.9	$82.9	$59.0
Other	$14.4	$22.2	$15.2
As at December 31, 2020, we had $14.7 billion in total assets, $5.2 billion in net loans, $13.3 billion in total deposits (55% USD deposits, 18% USD-pegged deposits), $104.1 billion and $32.4 billion of trust and custody businesses assets under administration, respectively, and $5.6 billion of assets under management.
In our Bermuda and Cayman Islands segments, our bank provides a full range of retail and corporate banking services to individuals, local businesses, captive insurers, reinsurance companies, trust companies, and hedge funds. The key products we offer include personal and business deposit services, residential and commercial mortgages, small and medium-sized enterprise and corporate loans, credit and debit cards, merchant acquiring, mobile and internet banking, and cash management.
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
Our private banking business line offers access to a suite of services, targeted toward high net worth and ultra-high net worth individuals, trusts, and family offices, that can be customized to each client's needs and preferences and delivered as part of a coordinated strategy by a dedicated private banker. We provide clients in our Bermuda, Cayman Islands, and Channel Islands and the UK segments with an integrated model that combines traditional wealth management with banking, lending, cash management, foreign exchange services, custody and access to asset management and trust professionals within Butterfield. We also provide our clients with access to their account information through the use of internet and mobile banking.
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
From 2016 to 2020, our GAAP net income to common shareholders and our core net income to common shareholders ("Core Net Income to Common")(1) had compound annual growth rates ("CAGR") of 20% and 5%, respectively. Our earnings generation has allowed us to build capital to return to shareholders and invest strategically, both organically and through acquisitions, to further enhance the growth prospects of our Company. We aim to continue to build excess capital in the future, which we can redeploy into growing our business and return to shareholders.

____________________________

(1)Core Net Income to Common is a non-GAAP financial measure that is calculated by adjusting net income for income or expense items which management considers not to be representative of the ongoing operations of our business and preference share dividends, guarantee fees and premiums paid on preference share buybacks and redemptions. For a reconciliation of Core Net Income to Common to GAAP net income to common, see Item 3.A. "Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".

Our Markets
The charts below provide the geographic distribution of our Net Revenue for the year ended December 31, 2020.

Segment Distribution of Net Revenue

Other 3%
Channel Islands and the UK 20%
Bermuda 48%
Cayman 29%

2020 Net Revenue: $494.2 million

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
Our asset management business line operates in Bermuda, the Cayman Islands, and Guernsey. As at December 31, 2020, 71% of our AUM was in Bermuda, 14% was in the Cayman Islands, and 14% was in Guernsey. In Bermuda and the Cayman Islands, a majority of our institutional and private clients are domestic from a domicile perspective while a majority of our clients in Guernsey are tied to our trust business and are international in nature.

Our International Network and Group Structure
The following map presents the several geographic regions in which our business operates. Non-client facing support centers in Canada and Mauritius are not shown.
The following chart presents our corporate structure, indicating our principal regulated subsidiaries as at December 31, 2020. All of the subsidiaries listed below are wholly owned by the Bank.
Bermuda
The Bank itself is licensed in Bermuda to provide banking services and wealth management services. Through Butterfield Asset Management Limited and Butterfield Securities (Bermuda) Limited, it is licensed and provides investment services and, through Butterfield Trust (Bermuda) Limited and Bermuda Trust Company Limited, it is licensed and provides corporate trustee, fiduciary and corporate administration services. Butterfield Securities (Bermuda) Limited also provides investment advisory and listing sponsor services.
Bahamas
Butterfield Trust (Bahamas) Limited provides trust and fiduciary services.
Cayman Islands
Butterfield Bank (Cayman) Limited provides banking services and Butterfield Trust (Cayman) Limited provides trustee, fiduciary and corporate administration services.
Guernsey
Butterfield Bank (Guernsey) Limited provides private banking, intermediary banking and custody services. Butterfield Trust (Guernsey) Limited provides trustee and fiduciary services.

United Kingdom
Butterfield Mortgages Limited provides residential property lending services.
Switzerland
Butterfield Holdings (Switzerland) Limited provides investment services and Butterfield Trust (Switzerland) Limited provides trust and fiduciary services.
Jersey
Butterfield Bank (Jersey) Limited provides deposit-taking, investment business and custody services.
Singapore
Butterfield Trust (Asia) Limited provides trust and fiduciary services.
Competition
The financial services industry and each of the markets in which we operate are competitive. We face strong competition in gathering deposits, making loans and obtaining client assets for management. We compete, both domestically and internationally, with globally oriented asset managers, retail and commercial banks, investment banking firms, brokerage firms and other investment service firms. Due to the trend toward consolidation in the global financial services industry, our larger competitors tend to have broader ranges of product and service offerings, greater access to capital, and greater efficiency. Larger financial institutions may also have greater ability to leverage increasing regulatory requirements and investment in expensive technology platforms. We also face competition from non-banking financial institutions. These institutions have the ability to offer services previously limited to commercial banks. In addition, non-banking financial institutions are not subject to the same regulatory restrictions as banks, and can often operate with greater flexibility and lower cost structures.
The Bermuda banking industry currently consists of four licensed banks and one licensed deposit-taking institution. These include one large subsidiary of an international bank, HSBC, and three domestic institutions: Butterfield, Bermuda Commercial Bank and Clarien Bank. In the Cayman Islands, the Bank is one of six Class 'A' full service retail banks licensed to conduct business with domestic and international clients. There are also three non-retail Class 'A' banks and 116 limited service Class 'B' banks according to CIMA. In the Channel Islands, Guernsey has 20 licensed banks and Jersey has 24, the majority of which are top global banking groups and brands such as Barclays, RBS, Lloyds, Credit Suisse, Investec, Royal Bank of Canada and Northern Trust. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds. We view HSBC in Bermuda and Scotia and CIBC FirstCaribbean in the Cayman Islands as our most significant competitors in those markets.
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
Deposits
We are a deposit-led institution with leading market shares in Bermuda and the Cayman Islands1, but a relatively small market share in the Channel Islands. We strive to maintain deposit growth and to maintain a strong liquidity profile through a significant excess of deposits over loans through market cycles.
Our deposits are generated principally by our banking business line, which offers retail and corporate checking, savings, and term deposits through our segments in Bermuda, the Cayman Islands and the Channel Islands. In addition, wealth management, through its private banking business line, also provides deposit services to high net worth and ultra-high net worth clients in those same geographic segments. As at December 31, 2020, our Bermuda, Cayman Islands and Channel Islands and the UK segments contributed $4.8 billion, $4.1 billion and $4.3 billion, respectively, to our total deposit base.
Total deposits as at December 31, 2020 were $13.3 billion, up 6.5% over total deposits as at December 31, 2019. Demand deposits, which include checking, savings and call accounts, totaled $10.6 billion, or 79.9% of our total deposits, as at December 31, 2020, compared to $9.4 billion, or 75.5%, as at December 31, 2019. Term deposits totaled $2.6 billion as at December 31, 2020. The cost of funds on total deposits decreased from 47 basis points in 2019 to 21 basis points in 2020. The increase in deposit balances was driven by both corporate and retail depositors in Bermuda and the Cayman Islands, the latter driven by the retail loan deferral programs in these segments, and offset by expected runoff in the Channel Islands as the deposit book was repriced. Cost of funds decreased primarily due to both lower term deposit volumes and costs and the impact of the aforementioned active deposit repricing in the Channel Islands.
Lending
We offer a broad set of lending products and services including residential mortgage lending, automobile lending, credit cards, consumer financing, and overdraft facilities to our retail customers, and commercial real estate lending, commercial and industrial loans, and overdraft facilities to our commercial and corporate customers. These offerings are provided to our retail, commercial, and private banking clients in our key jurisdictions of Bermuda and the Cayman Islands. We also offer residential mortgage lending through our private banking business in Guernsey and to our high net worth and ultra-high net worth clients in the UK. Our loan portfolio, net of allowance for credit losses, stood at $5.2 billion as at December 31, 2020. The loan portfolio represented 35.0% of total assets as at December 31, 2020, and loans, net of allowance for credit losses, as a percentage of total deposits were 38.9%. The effective yield on total loans for the year ended December 31, 2020 was 4.54%, compared to 5.36% for the year ended December 31, 2019.

1 Based on interpretive data provided by the BMA and CIMA respectively.

Residential Mortgage Lending
The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by way of first ranking charges over the residential property to which each specific loan relates, generally on terms which allow for the repossession and sale of the property if the borrower fails to comply with the terms of the loan. As at December 31, 2020, residential mortgages totaled $3.4 billion, accounting for approximately 65.5% of the Group's total gross loan portfolio and approximately 64.5% of total non-accrual loans in the Group's loan portfolio.
Consumer Lending
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards and overdraft facilities to retail and private banking clients in the jurisdictions in which we operate. As at December 31, 2020, non-residential loans to consumers totaled $230.8 million, accounting for approximately 4.4% of the Group's total gross loan portfolio and approximately 1.6% of total non-accrual loans in the Group's loan portfolio.
Commercial Real Estate Lending
Commercial real estate loans are offered to real estate investors, developers and builders domiciled primarily in Bermuda, the Cayman Islands, Guernsey and the UK. To manage the Group's credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by long-term leases.
As at December 31, 2020, our commercial real estate loan portfolio totaled $760.2 million, accounting for approximately 14.6% of the Group's total gross loan portfolio and approximately 8.7% of total non-accrual loans in the Group's loan portfolio.
Our commercial real estate loan portfolio is broken down into two categories: commercial mortgage and construction. As at December 31, 2020, commercial mortgages totaled $715.3 million, and construction loans totaled $44.8 million, accounting for approximately 94.1% and 5.9% of our commercial real estate loan portfolio, respectively.
Other Commercial Lending
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses. As at December 31, 2020, the Group's commercial loan portfolio, excluding loans to governments, totaled $520.2 million, accounting for approximately 10.0% of the Group's total gross loan portfolio and the Group's loans to governments totaled $279.4 million, accounting for approximately 5.4% of our loan portfolio. As at December 31, 2020, other commercial loans accounted for approximately 25.1% of our total non-accrual loans.
Investments
Given the large customer deposit base commanded in our Bermuda, Cayman Islands and Channel Islands operations, and the relatively low volume of lending demand from our customer base, our investment strategy is more important than may be the case for most financial institutions. In recognition of this, we maintain what we believe to be a conservative approach to investments, requiring the purchase of mainly fixed-rate investments in order to manage interest rate risk. Our investment portfolio comprises mainly securities issued or guaranteed by the US government or federal agencies. The securities in which we invest are limited generally to securities that are considered investment grade (i.e., "BBB" and higher by S&P's Financial Services LLC or an equivalent credit rating). Effective April 1, 2013, we entered into an agreement with Alumina pursuant to which Alumina provides investment advisory services to us in respect of our US Treasury and agency portfolio.
As at December 31, 2020, the Group held $4.9 billion in investments, representing approximately 33.0% of total assets.
Cash and Liquidity Management
We operate across multiple currency jurisdictions with multi-currency products. In our deposit taking jurisdictions—Bermuda, the Cayman Islands, Guernsey and Jersey—there are currently no dedicated central banks, and no pre-funded deposit insurance scheme infrastructures (such as the Federal Deposit Insurance Corporation in the United States), with the exception of Bermuda, where a pre-funded deposit insurance scheme has been implemented, and as described below in “- Supervision and Regulation” and “Risk Factors - Risks Relating to the Markets in Which We Operate - Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result”. In addition, we do not have access to borrowing or deposit facilities with the US Federal Reserve or the European Central Bank; therefore, we conservatively manage client deposit balances and the liquidity risk profile of our balance sheets. This involves the retention of significant cash or cash equivalent balances, management of intra-bank counterparty exposure and management of a significant short-dated Canadian, UK and US Treasury Bill portfolio. As at December 31, 2020, the cash due from banks of $3.3 billion was composed primarily of $2.7 billion in interest earning cash equivalents, which are investments with a less than 90-day duration. The remaining amounts were comprised of non-interest earning and interest earning deposits of $0.1 billion and $0.4 billion, respectively.
Foreign Exchange Services
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 79% of our foreign exchange revenue for the year ended December 31, 2020. We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $37.2 million during the year ended December 31, 2020.
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
Our custody service offers safekeeping services for physical and book-entry assets. Custody for listed securities is conducted through Bank of New York Mellon. Hedge funds, mutual funds and exchange traded funds are held by Brown Brothers Harriman. Trading in investment transactions is settled via our global sub-custodians, BNYM and BBH. Custody services are offered from our Bermuda, Cayman Islands and Channel Islands segments and complement core wealth management services offered by other parts of the Group, and we currently anticipate this business to grow generally proportionally with our wealth management business. Clients of our custody service include a wide range of investment funds and other investment vehicles, corporations and trusts whose related banking requirements are provided by the Bank. As such, the custody client base, in addition to delivering a fee based income, also provides cash balances and foreign exchange transaction flows.

Custody fees comprise a basis point charge on the value of Assets Under Custody, which are subject to a minimum level for smaller, less complex portfolios and charged on a reducing scale as AUC values increase. In addition to these fees, custody clients are charged banking transaction fees based on account activity.
Information Technology
We devote significant resources to maintaining stable, reliable, efficient and scalable information technology systems. We work with our third-party vendors to monitor and maximize the efficiency of our use of their applications. We use integrated systems to originate and process loans and deposit accounts, which reduces processing time, improves customer experience and reduces costs. Most customer records are maintained digitally. We are also currently executing several initiatives to enhance our online and mobile banking services to further improve the overall client experience.
Currently, our information technology is operationally divided into two platforms: (i) Bermuda and Cayman and (ii) Channel Islands and the UK and Group Trust. In our Bermuda and Cayman operations, we operate on a single industry standard banking technology platform utilizing a predominantly outsourced and supported model hosted in Canada. In our Channel Islands and UK and Group Trust operations, we hub core services in a single location, Guernsey.
Protecting our systems to ensure the safety of our customers' information is critical to our business. We use multiple layers of protection to control access and reduce risk, including conducting penetration testing and regular vulnerability scanning on our platforms, systems and applications to reduce the risk that any attacks are successful. To protect against disasters, we have a backup offsite core processing system and recovery plans. For more information, see Item 3.D. "Risk Factors - Risks Relating to Risk Oversight and Internal Controls".
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
Intellectual Property
In the highly competitive banking industry in which we operate, intellectual property is important to the success of our business. We own a variety of trademarks, service marks, trade names and logos and spend time and resources maintaining this intellectual property portfolio. We control access to our intellectual property through license agreements, confidentiality procedures, non-disclosure agreements with third parties, employment agreements and other contractual rights to protect our intellectual property. For more information, see Item 3.D.     "Risk Factors - Risks Relating to Our Strategy, Brand, Portfolio and Other Aspects of Our Business".
Supervision and Regulation
Bermuda
The Bank is subject to regulation and supervision by the Bermuda Monetary Authority (the "BMA") under:
•the Bermuda Monetary Authority Act 1969;
•the Banks and Deposit Companies Act 1999 (the "BDCA");
•the Trusts (Regulation of Trust Business) Act 2001;
•the Investment Business Act 2003;
•the Exchange Control Regulations 1973;
•the Corporate Services Provider Business Act 2012; and
•any applicable code of practice or guidance notes that may be published by the BMA from time to time.

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

The Basel III regulatory framework adopts a phased implementation approach for Bermuda banks with full implementation on January 1, 2019, consistent with BCBS recommendations. As of January 1, 2019, the Bank is subject to the following requirements:
•CET1 as the primary and predominant form of regulatory capital, with a requirement of CET1 of at least 7.0% of RWA, inclusive of a minimum CET1 capital adequacy ratio of 4.5% plus a capital conservation buffer of 2.5%, but excluding the D-SIB surcharge described below. The BMA allowed Bermuda banks to make the one-time irrevocable election to exclude other comprehensive income on their AFS portfolios from CET1 by no later than March 31, 2015;
•a Tier 1 capital requirement of at least 8.5% of RWA, inclusive of a minimum Tier 1 ratio of 6% and the capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;
•a total capital requirement of at least 10.5% of RWA, inclusive of a minimum total capital ratio of 8% and the capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;
•the Bank is considered to be a D-SIB and is subject to a 3% surcharge composed of CET1-eligible capital implemented by the BMA effective September 30, 2015. This is based upon its assessment of the extent to which the Bank (individually and collectively with the other Bermuda banks) poses a degree of material systemic risk to the economy of Bermuda due to its role in deposit taking, corporate lending, payment systems and other core economic functions;
•the inclusion of a countercyclical buffer to be introduced when macro-economic indicators provide an assessment of excessive credit or other pressures building in the banking sector, potentially increasing the Bank's required capital buffer by up to 2.5%;
•the introduction of a 5% leverage ratio as calculated in accordance with Basel III;
•an LCR with a minimum requirement of 100%; and
•a NSFR with a minimum requirement of 100%.

The minimum capital ratio requirements set forth above do not reflect additional Pillar II add-on requirements that the BMA may impose upon the Group as a prudential measure from time to time. As the Group's capital requirements remain under continuous review by the BMA pursuant to its prudential supervision, the Group cannot guarantee that the BMA will not seek higher total capital ratio requirements from time to time.
The Bank may from time to time also be subject to additional regulatory requirements imposed by the BMA in its role as Bermuda’s main prudential regulator such as the Outsourcing Guidance Notes for Relevant Legal Entities, including banks, corporate service providers, trust companies, investment businesses and fund administrators, which require (among other things) these entities to demonstrate good risk management, and to notify the BMA, of any new material outsourcing arrangements.
Effective February 29, 2020, the Bermuda Banking Code of Ethical Conduct was promulgated. This is a voluntary code that the Bank subscribes to. It sets out a number of guiding principles and commitments in the Bermuda banking industry for customers. The code complements the Bermuda Banks and Deposit Companies Act 1999 in promoting best practice and encouraging higher standards for the benefit of customers through competition and market forces.
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
As the agency responsible for administering the BDCA, regulating deposit-taking businesses and protecting depositors, the BMA has broad authority to compel companies licensed under the BDCA to take or cease specific actions and comply with informational or access requests. Under the BDCA, the BMA can, or can compel these companies, including us, to, among other things, do any or all of the following:
•submit a report prepared by the Bank's auditors or by an accountant or other person with professional skills on any matter about which the BMA could require us to provide information;
•produce documentation or other information as the BMA may reasonably require; and
•permit any officer, servant or agent of the BMA, on producing evidence of his authority, to enter the Bank's premises to obtain information and documents.
In addition, the BMA has the power to do any or all of the following:
•require the Bank to take certain steps or to refrain from adopting or pursuing a particular course of action or to restrict the scope of the Bank's business in a particular way;
•appoint competent persons to investigate and report to the BMA on the Bank's business or the Bank's ownership and control;
•restrict the scope of a license or revoke a license; and
•vary or revoke the Bank's banking license and to give directions if it feels these are necessary to protect the Bank's depositors.
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
(a)that person incurs an obligation to the Bank or as a result of which such person may incur such an obligation;
(b)the Bank will incur, or as a result of which it may incur, an obligation in the event of that person defaulting on an obligation to a third party; or
(c)the Bank acquires or incurs any obligation to acquire, or as a result of which it may incur an obligation to acquire, an asset the value of which depends wholly or mainly on that person performing their obligations or otherwise on his financial soundness.
The risk of loss attributable to the transaction is, in a case within paragraph (a) or (b), the risk of the person concerned defaulting on the obligation therein mentioned and, in a case within paragraph (c), the risk of the person concerned defaulting on the obligations therein mentioned or of a deterioration in such person's financial soundness. The Bank's available capital resources may be determined by the BMA, after consultation with it and in accordance with principles published by the BMA, which are currently the Basel III principles described above. It is an offense for the Bank to fail to make the required reports.
Under the BDCA, any person who becomes a significant shareholder of a deposit-taking institution, which is defined to include persons, either individually or with associates (within the meaning of the BDCA), who (i) hold 5% or more of the shares in the institution or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 5% or more of the voting power at any general meeting of the institution or of another company of which it is such a subsidiary, must notify the BMA in writing of that fact within seven days. Failure to provide the BMA with prompt and appropriate notice would constitute an offense that could result in a fine.

The BDCA prohibits a person from becoming a shareholder controller of any company licensed under the BDCA unless the person provides written notice to the BMA of his intent to do so and the BMA does not object. The definition of shareholder controller is set out in the BDCA but generally refers to a person who, among other things, either alone or with any associate or associates (i) holds 10% or more of the shares in the licensed institution or another company of which it is a subsidiary company; (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the licensed institution or another company of which it is such a subsidiary; or (iii) is able to exercise a significant influence over the management of the institution or of another company of which it is a subsidiary by virtue of holding shares in or an entitlement to exercise or control the exercise of the voting power at any general meeting of either the institution or the other company concerned. The BDCA distinguishes between shareholder controllers of the following threshold descriptions: "10% shareholder controllers," "20% shareholder controllers," "30% shareholder controllers," "40% shareholder controllers," "50% shareholder controllers," "60% shareholder controllers" and "principal shareholder controllers" who have a 75% or greater interest. A person who intends to become a shareholder controller, or a shareholder controller who intends to increase his shareholding/control, meaning generally, ownership of shares or the ability to exercise or control the exercise of voting rights attached to shares, beyond his present threshold, must provide written notice to the BMA that he intends to do so. It is an offense not to give this notice. The BMA may object to a person's notice of intent to become a shareholder controller of any description or to an existing shareholder controller seeking to increase their control where it appears to the BMA that, among other things, such person is not or is no longer a fit and proper person to be such controller. If the BMA objects, the BMA will provide such person with written notice of its objection.
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
If a person becomes a shareholder controller or increases their shareholding/control in spite of the BMA's objection thereto, if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his or her being a shareholder controller, the BMA may take the actions specified in the BDCA, including revoking the relevant license where a 50%, 60% or principal shareholder controller is involved, or mandating that any specified shares become subject to one or more of the following restrictions:
•any transfer of or agreement to transfer those shares or, in the case of unissued shares, any transfer of or any agreement to transfer the right to be issued with them, will be void;
•no voting rights may be exercisable in respect of the shares;
•no further shares may be issued in right of them or pursuant to any offer made to their holder; or
•except in liquidation, no payment may be made of any sums due from the institution on the shares, whether in respect of capital or otherwise.
A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the BDCA for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or has become or continued to be a controller in contravention of the BDCA. In addition, if a person has had its license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:
•where the decision was made to impose or vary any restriction, the tribunal may direct the BMA to impose different restrictions or to vary them in a different way; or
•where the decision was to revoke a license, the tribunal may direct the BMA to restrict it instead.
In the event that the BMA imposes any of the restrictions listed above, the restrictions may apply to:
•all shares of the institution where the person in question is a shareholder controller that (i) are held by him or any associate of his, and (ii) were not so held immediately before he became such shareholder controller of the institution; and
•all shares in another company where the person in question became a shareholder controller (i) as a result of the acquisition by him or any associate of his of shares in such other company, and (ii) the shares were not so held before he became a shareholder controller of such institution.
A company licensed under the BDCA must give written notice to the BMA in the event that any person has either become or ceased to be a director, controller or senior executive of such licensed company. The written notice is required to be given to the BMA within 14 days beginning with the day on which the licensed company becomes aware of the relevant change in director, controller or senior executive. The definition of "controller" is set out in the BDCA but generally refers to a shareholder controller, a managing director or chief executive officer of the institution or of another company of which it is a subsidiary, or a person in accordance with whose directions or instructions the directors of the institution or of another company of which the institution is a subsidiary, or persons who are shareholder controllers (or any of them) are accustomed to act.
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
The BMA's powers under the Trusts Business Act include (without limitation) the power to:
•impose conditions on a license with respect to scope and type of business, to protect a client or potential client of a licensee;
•revoke a license in certain circumstances including if the licensee has not complied with the licensing criteria; and
•request and obtain information from a licensee to ensure compliance with the Trusts Business Act, and to safeguard the interests of the licensee's clients and potential clients.
The Trusts Business Act prohibits a person from becoming a 10% shareholder controller or a majority shareholder controller of a licensed undertaking, unless such person provides written notice to the BMA of his intent to do so and the BMA does not object. It is an offense not to provide this notice. The definition of shareholder controller is set out in the Trusts Business Act, but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the Trusts Business Act) (i) holds 10% or more of the shares in the licensed undertaking or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the licensed undertaking or another company of which it is such a subsidiary or (iii) is able to exercise a significant influence over the management of a licensed undertaking or of another company of which the licensed undertaking is a subsidiary by virtue of holding shares in or an entitlement to exercise or control the exercise of the voting power at any general meeting of either the licensed undertaking or the other company concerned. A "majority shareholder controller" is defined under the Trusts Business Act as a shareholder controller which, among other things, (i) holds 50% or more of the shares in the licensed undertaking or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 50% or more of the voting power at any general meeting of the licensed undertaking or another company of which it is such a subsidiary.
The BMA may object to a person's notice of intent to become a 10% shareholder controller or majority shareholder controller or may object to an existing shareholder controller of any description where it appears to the BMA that, among other things, such person is not or is no longer a fit and proper person to be such a controller of the licensed undertaking. If the BMA objects, the BMA will provide such person with a written notice of objection. Prior to serving any such notice of objection, the BMA shall serve the person seeking to become a shareholder controller or the existing shareholder controller with a preliminary written notice stating that the BMA is considering service on that person of a notice of objection, stating, among other things, the reasons for the BMA's proposed objection. The statement of the BMA's reasons for its proposed objection will, however, be subject to the BMA's determination that such statement would not involve the disclosure of confidential information, the disclosure of which would be prejudicial to a third party. A person served with a preliminary written notice may, within a period of 28 days beginning with the day on which the notice is served, make written representations to the BMA and the BMA shall take any such representations into account in deciding whether to serve a notice of objection.
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
If a person becomes a shareholder controller or increases their shareholding control, in spite of the BMA's objection thereto, if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his being a shareholder controller, the BMA may take certain actions, including revoking the relevant license where a shareholder controller holding 50% or more of the shares of the licensed undertaking is involved or mandating that any specified shares become subject to one or more of the following restrictions:
•any transfer of or agreement to transfer those shares or, in the case of unissued shares, any transfer of or any agreement to transfer the right to be issued with them, will be void;
•no voting rights may be exercisable in respect of the shares;
•no further shares may be issued in right of them or pursuant to any offer made to their holder; or
•except in liquidation, no payment may be made of any sums due from the licensed undertaking on the shares, whether in respect of capital or otherwise.
A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the Trusts Business Act for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or has become or continued to be a controller in contravention of the Trusts Business Act. In addition, if a person has had its license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:
•where the decision was made to impose different restrictions or vary them in a different way, the tribunal may direct the BMA to impose different restrictions; or
•where the decision was to revoke a license, the tribunal may direct the BMA to restrict it instead.

In the event that the BMA imposes any of the restrictions listed above, the restrictions may apply to:
•all shares of the licensed undertaking of which the person in question is a shareholder controller that (i) are held by him or any associate of his, and (ii) were not so held immediately before he became such shareholder controller of the licensed undertaking; and
•all shares in another company where the person in question became a shareholder controller (i) as a result of the acquisition by him or any associate of his of shares in such other company, and (ii) the shares were not so held before he became a shareholder controller of such licensed undertaking.
An undertaking licensed under the Trusts Business Act must give written notice to the BMA in the event that any person has either become or ceased to be a controller or officer of such licensed undertaking. The written notice is required to be given to the BMA within 14 days beginning with the day on which the licensed undertaking becomes aware of the change in controller or officer. The definition of "controller" is set out in the Trusts Business Act but generally refers to a shareholder controller, a managing director or chief executive officer of the undertaking or of another company of which it is a subsidiary, or a person in accordance with whose directions or instructions the directors of the undertaking or of another company of which the undertaking is a subsidiary, or persons who are shareholder controllers (or any of them) are accustomed to act. The definition of "officer" under the Trusts Business Act, includes a director, secretary or any senior executive.
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
Under the Investment Business Act, the BMA is given the authority to grant licenses and to supervise license holders. The BMA will only grant a license if it is satisfied that the applicant complies with licensing criteria set out in the Investment Business Act, which include (without limitation) that controllers and senior executives of the applicant are fit and proper persons to carry on such business, the applicant company's business is effectively directed by at least two individuals (unless the BMA otherwise approves), the Board of the applicant has a number of non-executive directors considered appropriate by the BMA, the applicant's business is conducted in a prudent manner, the position of the applicant in the group does not obstruct effective consolidated supervision and the applicant will carry on the investment business with integrity and professional skill appropriate to the nature and scale of its activities.
At the present time, the Bank's wholly owned subsidiaries Butterfield Trust (Bermuda) Limited, Butterfield Securities (Bermuda) Limited and Butterfield Asset Management Limited hold licenses under the Investment Business Act.
Under the Investment Business Act, the BMA may require an accountant's or auditor’s report on a license holder or the appointment of an inspector to carry out an investigation into the affairs of a license holder and/or demand the production of documents or information relating to the investment business of a license holder. The Investment Business Act also grants the BMA broad powers to enforce the provisions of the Investment Business Act, including (without limitation) powers to issue directions, to vary, restrict or cancel a license, to appoint a person to manage and administer an offending investment business, to give directions desirable to safeguard the interests of the investment provider’s clients, to levy fines and to seek from the court injunctions and restitution orders.

The Investment Business Act prohibits a person from becoming a 10% shareholder controller or a majority shareholder controller of an investment provider, unless such person provides written notice to the BMA of his intent to do so and the BMA does not object. It is an offense not to provide this notice. The definition of 10% shareholder controller is set out in the Investment Business Act, but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the Investment Business Act) (i) holds 10% or more of the shares in the investment provider or its parent undertaking; (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power in the investment provider or in the parent undertaking; or (iii) is able to exercise a significant influence over the management of the investment provider or its parent undertaking by virtue of the voting power in the investment provider or its parent undertaking. A "majority shareholder controller" is defined under the Investment Business Act as a shareholder controller which (i) holds 50% or more of the issued and outstanding shares in the investment provider or its parent undertaking; or (ii) is entitled to exercise, or control the exercise of 50% or more of the voting power in the investment provider or in the parent undertaking.
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
If a person becomes a shareholder controller or increases their shareholding/control in spite of the BMA's objection to his becoming a shareholder controller or if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his being a shareholder controller, the BMA may take certain actions, including revoking the relevant license where a shareholder controller holding 50% or more of the shares of the licensed company is involved or mandating that any specified shares become subject to one or more of the following restrictions:
•any transfer of or agreement to transfer those shares or, in the case of unissued shares, any transfer of or any agreement to transfer the right to be issued with them, will be void;
•no voting rights may be exercisable in respect of the shares;
•no further shares may be issued in right of them or pursuant to any offer made to their holder; or
•except in liquidation, no payment may be made of any sums due from the investment provider on the shares, whether in respect of capital or otherwise.

A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the Investment Business Act for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or has become or continued to be a controller in contravention of the Investment Business Act. In addition, if a person has had its license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:
•where the decision was made to impose or vary any restriction, the tribunal may direct the BMA to impose different restrictions or to vary them in a different way; or
•where the decision was to revoke a license, the tribunal may direct the BMA to restrict it instead.
In the event that the BMA imposes any of the restrictions listed above, the restrictions may apply to:
•all shares of the investment provider of which the person in question is a shareholder controller that (i) are held by him or any associate of his; and (ii) were not so held immediately before he became such shareholder controller of the investment provider; and
•all shares in another company where the person in question became a shareholder controller (i) as a result of the acquisition by him or any associate of his of shares in such other company; and (ii) the shares were not so held before he became a shareholder controller of such investment provider.
A company licensed under the Investment Business Act must give written notice to the BMA in the event that any person has either become or ceased to be a controller or officer of such investment provider. The written notice is required to be given to the BMA within 14 days beginning with the day on which the investment provider becomes aware of the change in controller or officer. The definition of "controller" is set out in the Investment Business Act but generally refers to a shareholder controller, a managing director or chief executive officer of the investment provider or of another company of which it is a subsidiary, or a person in accordance with whose directions or instructions the directors of the investment provider or of its parent undertaking or persons who are shareholder controllers (or any of them) are accustomed to act. The definition of "officer" under the Investment Business Act, includes a director, secretary or any senior executive.
Corporate Service Provider Business Act 2012
The Corporate Service Provider Business Act 2012 (“CSPB”) regulates persons carrying on a corporate service provider business in Bermuda. “Corporate service provider business” in this context means the provision of any of the following services for a profit: (a) acting as a company formation agent or agent for establishment of a partnership; (b) providing nominee services, including (among other things) providing nominee shareholders; (c) providing administrative and secretarial services to companies or partnerships (including, among other things, providing a registered office and maintaining the books and records of a company or partnership); (d) performing functions in the capacity as a resident representative under various Bermuda statutes; and (e) providing any other corporate or administrative services as may be specified in regulations made under the CSPB. Under the CSPB, the Bank or any of its subsidiaries is required to hold a corporate service provider license to lawfully provide corporate services to our customers in Bermuda. Licensing under the CSPB is administered by the BMA. Holding a license under the CSPB obliges the licensed undertaking to maintain a physical presence in Bermuda at which the licensed undertaking is directed and managed. A licensed undertaking is also required to hold all client funds separately from its own funds or funds held in respect of any other business and maintain such books of account and other records such that client funds may be readily identified at any time.
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
The majority of the operative provisions of PIPA, which include certain personal information privacy rights for individuals and specific obligations on organizations that control the processing of personal information, are not yet in force in Bermuda. The first Bermuda Privacy Commissioner was appointed with effect from January 20, 2020, and this appointment is an important step in bringing the remaining operative provisions of PIPA into force. However, as of February 2021, there is still no clear timetable for the publication of PIPA codes of practice or the actual implementation of the remaining operating provisions.
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
Relevant Legislation/Regulations
Banks & Trust Companies Law (2020 Revision)
The Banks and Trust Companies Act (2020 Revision) (the "BATCA") provides that it is an offense to conduct banking business or trust business without the appropriate license. Bank of Butterfield (Cayman) Limited holds a category "A" banking license and a trust license, both issued by CIMA.

The BATCA is supplemented by certain regulations which, among other things, prescribe the fees that are payable by licensees and certain information that must be submitted to CIMA in connection with any license application.
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
Securities Investment Business Act (2020 Revision), as amended
The Securities Investment Business Act (2020 Revision), as amended (the "SIBA") provides that a person shall not carry on, or purport to carry on, securities investment business in or from the Cayman Islands unless that person is for the time being licensed under SIBA or is exempted from the requirement to hold a license pursuant to SIBA. Butterfield Bank (Cayman) Limited holds a securities investment business license, issued by CIMA, to conduct its business.

SIBA is essentially designed to achieve the licensing and regulation of securities investment providers and applies to (i) any company, foreign company or partnership incorporated or registered in the Cayman Islands and carrying on "securities investment business" anywhere in the world, or (ii) any entity which has a "place of business" in the Cayman Islands through which "securities investment business" is carried on. The entity need not have a physical presence in the Cayman Islands in order for such entity to fall within the ambit of SIBA.

Certain categories of persons conducting activities that would otherwise fall within the definition of securities investment business are categorized as non-registrable persons under SIBA. Such persons include single family offices who do not advise third parties and managers of non-Cayman limited liability companies who carry on securities investment business only in that capacity. In addition, SIBA requires certain persons who are engaged in securities investment business with, among other things, sophisticated or high net worth persons (as such terms are defined in SIBA) to register as a registered person under SIBA. Upon such registration, a registered person is subject to CIMA regulation, however a number of requirements applicable to SIBA licensees do not apply to SIBA registered persons. For example, a SIBA registered person is not required to submit annual audited financial statements or business plans to CIMA.
Insurance Act, 2010 (as amended)
CIMA regulates the insurance industry in the Cayman Islands pursuant to the Insurance Act, 2010 (as amended) (the "IA"). Such regulation includes licensing, ongoing supervision, and enforcement.
Pursuant to the IA, a company is required to hold a license in order to carry on insurance or reinsurance business or business as an insurance agent, insurance broker or insurance manager in or from the Cayman Islands. Bank of Butterfield (Cayman) Limited (which is not itself an insurer) holds an insurance agent license, issued by CIMA, permitting it to solicit domestic business on behalf of not more than one general insurer and one long term insurer.
Companies Act (2020 Revision) as amended
Butterfield Bank (Cayman) Limited is an ordinary resident company incorporated in the Cayman Islands, meaning that, subject to it being licensed under the BATCA, it can carry on business within the Cayman Islands. Butterfield Bank (Cayman) Limited is required to comply with the requirements of the Companies Act (2020 Revision), this being the principal statute governing the incorporation and ongoing operations of the Cayman Islands companies.

Anti-Money Laundering Regulations (2020 Revision); Proceeds of Crime Act (2020 Revision); and Terrorism Act (2018 Revision), each as amended

Butterfield Bank (Cayman) Limited is subject to the Anti-Money Laundering Regulations (2020 Revision) (the "Regulations") made pursuant to the Proceeds of Crime Act (2020 Revision) (the "PCL"), each as amended. The Regulations apply to anyone conducting "relevant financial business" in or from the Cayman Islands intending to form a business relationship or carry out a one-off transaction. The Regulations require a financial service provider to maintain certain anti-money laundering procedures including those for the purposes of verifying the identity and source of funds of an "applicant for business" except in certain circumstances, including where an entity is regulated by a recognized overseas regulatory authority and/or listed on a recognized stock exchange in an approved jurisdiction. In addition, if any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct, or is involved with terrorism or terrorist property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (the "FRA"), pursuant to the PCL, if the disclosure relates to criminal conduct or money laundering; or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law 2018 Revision), if the disclosure relates to involvement with terrorism or terrorist financing and property.
The Cayman Islands Data Protection Act, 2017
The Data Protection Act (the “DPA”) came into force on September 30, 2019 and establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for legitimate purposes. The DPA was developed in line with international best practices while ensuring that it reflects the specific needs of the Cayman Islands. It is based substantially on the Data Protection Act, 1998 of the United Kingdom. The DPA defines “personal data” very widely to include any data which enables a living individual to be identified.
In common with most businesses, Butterfield Bank (Cayman) Limited records information in respect of individuals, particularly those who are employees, clients or suppliers, and the obligations under the DPA require a detailed review or establishment of policies and procedures in order to achieve compliance. Non-compliance with the DPA may have serious ramifications.
The DPA is centered on eight data protection principles under which personal data must:
•be processed fairly and only when specific conditions are met, including where consent has been given, where there is a legal obligation, or where it is necessary for the performance of a contract to which the data subject is a party. Additional conditions apply in respect of “sensitive personal data” (examples of which include racial or ethnic origin, political opinions, religious beliefs, trade union membership, genetic data, health, sex life and offences);
•be obtained only for one or more specified lawful purposes, and shall not be further processed in any manner incompatible with such purposes;
•be adequate, relevant and not excessive in relation to the purpose or purposes for which they are collected or processed;
•be accurate and, where necessary, kept up to date;
•not be kept for longer than is necessary for the purpose;
•be processed in accordance with the rights of individuals as specified under the DPA;
•be protected by appropriate technical and organizational measures against unauthorized or unlawful processing, and against accidental loss, destruction or damage; and
•not be transferred abroad unless the country or territory to which it is transferred ensures an adequate level of protection for the rights and freedoms of data subjects in relation to the processing of personal data.
Under the DPA, individuals have the right to be informed how personal data is processed and Butterfield Bank (Cayman) Limited is required to provide individuals with a privacy notice in this regard. Individuals also have the right (i) to request access to their personal data, (ii) to request rectification or correction of personal data, (iii) to request that processing of personal data be stopped or restricted and (iv) to require Butterfield Bank (Cayman) Limited to cease processing personal data for direct marketing purposes.
Individuals who believe that their personal data has been handled incorrectly or are not satisfied with responses from Butterfield Bank (Cayman) Limited to any requests made regarding the use of their personal data have a right under the DPA to complain to the Cayman Islands’ Ombudsman.
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
•formation, management and administration of trusts;
•company or corporate administration;
•provision of executorship services; and
•the formation and management of foundations.
The GFSC can grant two different categories of license, including a full fiduciary license, which can only be granted to a company or a partnership, and a personal fiduciary license. The full fiduciary license covers any director, manager, partner or employee acting in the course of their employment.
The Protection of Investors (Bailiwick of Guernsey) Law, 1987
Under the Protection of Investors (Bailiwick of Guernsey) Law, 1987, as amended (the "POI Law"), a person shall not (subject to certain exemptions) carry on, or hold himself out as carrying on, any controlled investment business in or from within the Bailiwick, except under and in accordance with the terms of a license. For the purposes of the POI Law, a controlled investment includes collective investment schemes and general securities and derivatives. All Guernsey domiciled funds have to be authorized by or registered with the GFSC and be administered by a Guernsey licensed administrator. In addition, open-ended funds must also have a Guernsey-licensed custodian.
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

Deposit Compensation Scheme, 2008
Pursuant to the Banking Deposit Compensation Scheme (Bailiwick of Guernsey) Ordinance, 2008, a Guernsey DCS is in effect in Guernsey. The Guernsey DCS provides compensation of up to £50,000 per qualifying deposit in the event of the failure of a Guernsey-licensed bank. The maximum total amount of compensation is capped at £100 million in any 5 year period. If claims exceed this cap, compensation will be reduced pro rata. The cap also means that compensation in respect of any one bank cannot exceed £100 million. The Guernsey DCS is paid for by Guernsey banks through an annual administration levy and, in the event of a bank failure, a compensation levy.
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
The DPL 2017 applies to the processing of personal data and provides rights to data subjects (i.e., individuals) and places obligations on data controllers and processors of personal data including, among other matters, in relation to subject access requests, transfers of personal data and notification of data breaches.
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
Butterfield Mortgages Limited must comply with the FCA handbook which contains detailed rules and guidance in respect of governance and conduct matters. The FCA's Principles for Business require, among other things, that Butterfield Mortgages Limited conducts its business with integrity and due skill, care and diligence and deal with its regulators in an open and co-operative way. In addition, certain persons occupying senior management functions and certifications at Butterfield Mortgages Limited are subject to statements of principle and a code of practice that describes behaviors expected of persons operating in the regulated sector. The Senior Management and Certification Regime was implemented from December 9, 2019 and increased individual accountability of the regulator.
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
In accordance with an obligation for existing trustees under FinIA, Butterfield Trust (Switzerland) Ltd notified FINMA before June 30, 2020 of its intention to apply for a license. Butterfield Trust (Switzerland) Ltd has until December 31, 2022 to affiliate to a Supervisory Organisation, comply with the licensing requirements as set forth under FinIA and apply for a license to FINMA. During such period, it may continue to provide trustee-services, provided it remains affiliated to a Self-Regulatory Organization for anti-money laundering compliance purposes.
Swiss Anti-Money Laundering Act
The Swiss Federal Act on Combating Money Laundering and Terrorist Financing of 10 October 1997 ("AMLA") and the related implementing ordinances apply to financial intermediaries, which include trustees. It governs the combating of money laundering and terrorist financing. It ensures the exercise of due diligence by the financial institutions in the conduct of financial transactions. Pursuant to AMLA, financial institutions must affiliate to a recognized Self-Regulatory Organisation or a recognized Supervisory Organisation (see above under Financial Institutions Act) which shall supervise compliance by financial intermediaries of their duties set out in AMLA. Butterfield Trust (Switzerland) Ltd must comply with its obligations under AMLA and is currently affiliated to OAR-G, a Self-Regulatory Organisation licensed and supervised by FINMA.
Swiss Data Protection Act
The Swiss Federal Act on Data Protection of June 19, 1992 ("DPA") and the Ordinance to the Federal Data Protection of June 14, 1993 ("DPO") aim to protect the privacy and the fundamental rights of persons when their data is processed. The DPA and DPO provide for several requirements and limits with respect to data processing in Switzerland as well as the transfer of data outside Switzerland. The data protection legislation applies to any private entity processing data related to individuals or corporate entities. Data processing is defined as any operation with personal data, irrespective of the means applied and the procedure, and in particular the collection, storage, use, revision, disclosure, archiving or destruction of data. The DPA and DPO impose a series of duties on the so-called controller of the database, i.e. the entity that defines the purpose and controls the content of the collected data. The activities of Butterfield Trust (Switzerland) Ltd imply data processing on various data subjects. As a result, it is to comply with the provisions of the DPA when processing data.
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
On September 25, 2020, the Swiss Parliament has adopted the revision of the DPA. The Federal Council will decide on the entry into force at a later stage, but this is not expected to occur before January 1, 2022. The revised DPA provides for strengthened individuals' rights, increased transparency in data processing activities and extended governance and process rules for data controllers. The revised DPA also provides for increased fines for violation of duties under the revised DPA. The revisions further bring the DPA more in line with the EU General Data Protection Regulation (EU 2016/679), so that Switzerland may uphold its status as a country adequately protecting personal data from an EU perspective.
Singapore
Butterfield Trust (Asia) Limited holds a trust business license issued by the Monetary Authority of Singapore (“MAS”) pursuant to the Trust Companies Act (Chapter 336 of Singapore) ("TCA").

As the integrated financial services regulatory authority in Singapore, the MAS administers (among other financial services related statutes) the TCA and regulates and supervises (among other types of financial institutions) trust business license holders (such as Butterfield Trust (Asia) Limited) in accordance with the TCA and all related subsidiary legislation, notices, guidelines and other regulatory instruments issued by the MAS ("MAS Instruments"). These MAS Instruments cover a wide range of ongoing obligations relating to, inter alia, capital adequacy, audit, conduct of business, confidentiality, anti-money laundering and countering of terrorist financing and also impose approval and/or notification requirements in respect of controllers, directors and key officers.

Under the TCA, the MAS is empowered to conduct inspections and/or investigations of Butterfield Trust (Asia) Limited to ensure that it is in compliance with requirements contained in the MAS Instruments. Where there is a breach, the MAS may pursue a wide range of enforcement sanctions, including private warnings, private or public reprimands, composition offers (i.e., allowing the offense to be compounded by payment of a fine), prohibition orders, suspension or revocation of licenses, civil penalties and criminal prosecution.

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

C.Organizational Structure
Refer to Item 4.B. "Business Overview".

D.Property, Plants and Equipment
Our corporate headquarters is located at 65 Front Street, Hamilton HM 12, Bermuda. In addition to our corporate headquarters we also maintain offices in the Cayman Islands, Guernsey, Jersey, the UK, The Bahamas, Switzerland, Singapore, Mauritius and Canada. Additionally, we operate three branch locations in Bermuda and four branch locations in the Cayman Islands. Premises are owned in Bermuda and the Cayman Islands, with the remainder being held under commercial leases.

E.Selected Statistical Data
The following tables present select statistical information as required by new subpart 1400 of Regulation S-K (previously Industry Guide 3).
Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential
Average Balance Sheet and Interest Rates
The following table presents average consolidated balance sheets and net interest income for the years indicated:

	For the year ended December 31
	2020			2019			2018
(in millions of $)	Average balance	Interest income (expense)	Average yield/ rate	Average balance	Interest income (expense)	Average yield/ rate	Average balance	Interest income (expense)	Average yield/ rate
Assets
Cash due from banks — Interest bearing	2,481.6	7.2	0.29%	2,818.4	35.9	1.27%	1,770.4	21.8	1.23%
Securities purchased under agreement to resell	132.7	1.4	1.04%	39.6	1.2	3.04%	72.0	1.9	2.59%
Short-term investments	916.4	3.6	0.39%	375.2	4.5	1.20%	134.8	1.2	0.89%
Equity securities at fair value	1.8			1.2			1.1
Available-for-sale	2,346.3	50.6	2.15%	2,247.3	60.7	2.70%	2,774.2	68.9	2.48%
Held-to-maturity	2,166.2	58.6	2.70%	2,226.3	68.7	3.09%	1,803.6	55.3	3.07%
Investment in securities(1)	4,514.3	109.2	2.41%	4,474.9	129.4	2.89%	4,578.9	124.3	2.71%
Commercial loans	1,693.1	83.9	4.94%	1,412.0	80.9	5.73%	1,323.2	76.3	5.77%
Consumer loans	3,368.6	146.8	4.34%	2,957.5	153.1	5.18%	2,672.6	142.2	5.32%
Total loans, net of allowance for credit losses(2)	5,061.7	230.7	4.54%	4,369.5	234.0	5.36%	3,995.8	218.5	5.47%
Interest-earning assets	13,106.6	352.0	2.68%	12,077.6	405.1	3.35%	10,552.0	367.6	3.48%
Other assets	393.7			371.5			350.7
Total assets	13,500.3			12,449.1			10,902.7
Liabilities
Deposits	9,710.8	(25.1)	(0.26)%	8,851.5	(51.5)	(0.58)%	7,375.8	(17.6)	(0.24)%
Securities sold under agreement to repurchase	—	—	—%	0.7	—	(2.12)%	1.6	—	(2.11)%
Long-term debt	173.4	(9.3)	(5.35)%	143.4	(7.9)	(5.49)%	133.4	(6.9)	(5.21)%
Interest bearing liabilities	9,884.2	(34.4)	(0.35)%	8,995.5	(59.4)	(0.66)%	7,510.8	(24.6)	(0.33)%
Non-interest bearing current accounts	2,363.9			2,147.2			2,231.8
Other liabilities	280.6			310.4			281.0
Total liabilities	12,528.6			11,453.1			10,023.7
Shareholders' equity	971.7			995.9			879.0
Total liabilities and shareholders' equity	13,500.3			12,449.1			10,902.7
Non-interest bearing funds net of non-interest-earning assets (free balance)	3,222.5			3,082.1			3,041.1
Net interest margin		317.6	2.42%		345.7	2.86%		343.0	3.25%
Net interest spread			2.33%			2.73%			3.12%
Ratio of average interest earning asset/ interest bearing liabilities	132.6%			134.3%			140.5%
______________________________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)Interest income and rates on loans include loan fees. Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented. Interest income on non-accrual loans is recognized only to the extent it is received in cash. See "Note 2: Significant accounting policies" of our audited consolidated financial statements for further information.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense
The following table presents the amount of changes in interest income and interest expense from December 31, 2019 to December 31, 2020 and from December 31, 2018 to December 31, 2019, due to changes in both average volume and average rate. Changes not solely due to volume or rate have been allocated to volume.

	2020 compared to 2019			2019 compared to 2018
(in millions of $)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)
	Volume	Rate		Volume	Rate
Interest income related to:
Cash due from banks — Interest bearing	(0.90)	(27.80)	(28.70)	13.36	0.80	14.16
Securities purchased under agreement to resell	0.99	(0.79)	0.20	(0.99)	0.32	(0.66)
Short-term investments	2.15	(3.05)	(0.90)	2.88	0.42	3.30
Equity securities at fair value	—	—	—	—	—	—
Available-for-sale	2.23	(12.33)	(10.10)	(14.23)	5.98	(8.25)
Held-to-maturity	(1.43)	(8.67)	(10.10)	13.05	0.36	13.41
Total investment in securities(1)	0.80	(21.00)	(20.20)	(1.18)	6.34	5.16
Commercial loans	14.14	(11.14)	3.00	5.09	(0.51)	4.58
Consumer loans	18.12	(24.62)	(6.50)	14.75	(3.80)	10.96
Total loans, net of allowance for credit losses(2)	32.26	(35.76)	(3.50)	19.84	(4.31)	15.54
Total interest-earning assets	35.30	(88.40)	(53.10)	33.91	3.57	37.49
Interest expenses related to:
Deposits	(2.26)	28.66	26.40	(8.63)	(25.24)	(33.87)
Securities sold under agreement to repurchase	(0.01)	0.01	—	0.02	—	0.02
Long-term debt	(1.61)	0.21	(1.40)	(0.55)	(0.38)	(0.93)
Total interest bearing liabilities	(3.88)	28.88	25.00	(9.15)	(25.61)	(34.78)
Change in net interest income	31.42	(59.52)	(28.10)	24.76	(22.05)	2.71
______________________________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.
(2)Interest income and rates on loans include loan fees. Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.
Investment Portfolio
The following table presents an analysis of the weighted average yields for interest bearing debt securities that are not held at fair value through earnings as at December 31, 2020:

	Remaining term to maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 through 10 years	After 10 years	No specific or single maturity	Total
Available-for-sale
US government and federal agencies	—%	—%	—%	—%	2.40%	2.40%
Non-US governments debt securities	6.50%	4.81%	—%	—%	—%	4.81%
Asset-backed securities - Student loans	—%	—%	—%	—%	1.69%	1.69%
Residential mortgage-backed securities	—%	—%	—%	—%	3.23%	3.23%
Weighted average yield(1)	6.50%	4.81%	—%	—%	2.41%	2.43%
Held-to-maturity
US government and federal agencies	—%	—%	—%	—%	2.93%	2.93%
Weighted average yield(1)	—%	—%	—%	—%	2.93%	2.93%
Total Weighted average yield(1)	6.50%	4.81%	—%	—%	2.65%	2.66%
___________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

Loan Portfolio
Maturity Profile of the Loan Portfolio
The following table presents certain items in our loan portfolio by contractual maturity as at December 31, 2020:

	As at December 31, 2020 Remaining term to average contractual maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 years through 15 years	After 15 years	No specific maturity(1)	Total
Commercial loans
Government	30.8	20.5	228.1	—	—	279.4
Commercial and industrial	99.6	192.7	165.3	2.0	—	459.6
Commercial overdrafts	72.5	—	—	—	—	72.5
Total Commercial loans	202.9	213.2	393.4	2.0	—	811.5
Commercial real estate loans
Commercial mortgage	60.8	174.1	471.3	9.3	—	715.5
Construction	44.3	0.5	—	—	—	44.8
Total Commercial real estate loans	105.1	174.6	471.3	9.3	—	760.3
Consumer loans
Automobile financing	1.0	20.5	1.1	—	—	22.6
Credit card	68.3	—	—	—	—	68.3
Overdrafts	25.1	—	—	—	—	25.1
Other consumer	57.7	38.5	17.7	2.1	—	116.0
Total Consumer loans	152.1	59.0	18.8	2.1	—	232.0

Total Residential mortgages	436.9	1,288.8	597.7	1,083.0	—	3,406.4

Non-interest bearing items without a contractual maturity(1)	—	—	—	—	(15.3)	(15.3)

Total	897.0	1,735.6	1,481.2	1,096.4	(15.3)	5,194.9

The following table presents our loan portfolio by maturity and type of interest as at December 31, 2020:

	As at December 31, 2020 Remaining term to average contractual maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 years through 15 years	After 15 years	No specific maturity(1)	Total
Loans with fixed interest rates:
Commercial loans	13.2	31.3	237.2	—	—	281.7
Commercial real estate loans	24.3	34.7	136.6	—	—	195.6
Consumer loans	1.9	1.7	0.2	—	—	3.8
Residential mortgages	22.4	163.3	90.7	242.8	—	519.2
Total Loans with fixed interest rates	61.8	231.0	464.7	242.8	—	1,000.3
Loans with floating or adjustable interest rates:
Commercial loans	189.7	181.8	156.3	2.0	—	529.8
Commercial real estate loans	80.8	139.9	334.7	9.3	—	564.7
Consumer loans	150.1	57.4	18.6	2.1	—	228.2
Residential mortgages	414.6	1,125.5	506.9	840.2	—	2,887.2
Total loans with floating or adjustable interest rates	835.2	1,504.6	1,016.5	853.6	—	4,209.9

Non-interest bearing items without a contractual maturity(1)	—	—	—	—	(15.3)	(15.3)

Total loans	897.0	1,735.6	1,481.2	1,096.4	(15.3)	5,194.9
(1)Included here are items without a contractual maturity such as deferred loans fees and fair value adjustments.

Credit Ratios
The following table presents our credit ratios for the years indicated:

	For the year ended December 31,
(in million of $)	2020	2019	2018
Allowance for credit losses to total loan outstanding:
Allowance for credit losses	34.1	23.6	25.0
Total loans outstanding	5,194.9	5,166.2	4,069.0
	0.7%	0.5%	0.6%
Non-accrual loans to total loan outstanding:
Non-accrual loans	72.5	50.4	48.7
Total loans outstanding	5,194.9	5,166.2	4,069.0
	1.4%	1.0%	1.2%
Allowance for credit losses to non-accrual loans:
Allowance for credit losses	34.1	23.6	25.0
Non-accrual loans	72.5	50.4	48.7
	47.0%	47.0%	51.0%
Net charge-offs (recoveries) during the period to average loans outstanding:
Commercial loans
Net charge-offs (recoveries) during the period	3.6	0.4	0.3
Average amount outstanding	852.9	699.4	699.0
	0.42%	0.05%	0.04%
Commercial real estate loans
Net charge-offs (recoveries) during the period	0.0	0.0	0.0
Average amount outstanding	750.3	631.1	587.3
	—%	—%	—%
Consumer loans
Net charge-offs (recoveries) during the period	0.6	1.0	0.3
Average amount outstanding	228.2	213.7	182.7
	0.28%	0.47%	0.16%
Residential Mortgage
Net charge-offs (recoveries) during the period	1.7	0.0	2.7
Average amount outstanding	3,260.1	2,930.5	2,579.9
	0.05%	—%	0.11%
Total loans
Net charge-offs (recoveries) during the period	5.9	1.4	3.3
Average amount outstanding	5,061.7	4,369.5	3,995.8
	0.12%	0.03%	0.08%
Allowance for credit losses to loan outstanding increased from 0.5% to 0.7% in 2020 from 2019 due to the implementation of CECL which saw an increased reserve build through lifetime losses, past and current conditions as well as negative revised macroeconomic forecasts impacting future expected credit loss estimates.
Non-accrual loans to total loan outstanding ratio increased from 1.0% to 1.4% in 2020 from 2019 mainly due to a commercial loan in collateral dispute litigation and a small number of residential mortgages in Bermuda.
Net charge-off (recoveries) ratio increased from 0.03% to 0.12% in 2020 from 2019 mainly due to the sale of a large commercial loan which had previously been provisioned for.

Allocation of the Allowance for Credit Losses

	December 31, 2020
(in millions of $)	Amount	Percent of loans in each category to total loans
Balance at End of Period Applicable to:
Commercial	11.61	15.4%
Commercial real estate	2.1	14.6%
Consumer	4.5	4.4%
Residential Mortgage	15.9	65.5%
	34.1	100%
See "Note 6: Loans" to our audited consolidated financial statements as at December 31, 2020 for the breakdown of allowance for credit losses by each loan category.
Deposits
The following table presents our deposits by category for the years indicated:

	For the year ended December 31
	2020		2019		2018
(in millions of $, unless otherwise indicated)	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Interest bearing deposits
Bermuda
Demand	1,879.8	(0.03)%	1,946.3	0.07%	2,825.8	—%
Term	961.3	0.90%	1,009.3	1.51%	863.6	0.73%
Total Bermuda	2,841.1		2,955.6		3,689.4
Non-Bermuda
Demand	5,190.0	0.02%	4,280.1	0.27%	2,784.6	0.08%
Term	1,679.7	0.96%	1,615.8	1.44%	901.8	0.99%
Non-Bermuda	6,869.7		5,895.9		3,686.4
Total interest bearing deposits	9,710.8		8,851.5		7,375.8
Non-interest bearing demand deposits
Bermuda	1,511.5		1,417.1		1,591.9
Non-Bermuda	852.4		730.1		639.9
Total non-interest bearing deposits	2,363.9		2,147.2		2,231.8

The following table presents the amount of uninsured deposits by reportable segment:

	As at December 31
(in millions of $)	2020	2019
Bermuda (1)	4,571.1	4,197.1
Cayman (2)	4,108.7	3,475.0
Channel Islands and the UK (3)(4)	4,284.8	4,510.4
	12,964.6	12,182.5
___________________________
(1)The Bermuda Deposit Insurance Scheme covers BMD deposits only up to a maximum of $25,000 per group of depositor relationships. Eligibility is limited to individuals; sole proprietors; partnerships; unincorporated associations; charities; and companies registered in the Register of Small Businesses maintained by the Bermuda Economic Development Corporation.
(2)Cayman currently has no deposit insurance scheme in place.
(3)The Guernsey DCS covers deposits up to a maximum of £50,000 per qualifying claimant which is defined as a natural person; the trustee of a Guernsey Retirement Annuity Trust; the executor or administrator of a deceased person's estate; or a Guernsey-registered charity. The total amount of compensation is capped at £100 million in any 5-year period. Claims exceeding this cap will be reduced pro rata.
(4)The Jersey DCS covers deposits up to a maximum of £50,000 per qualifying depositor per Jersey banking group. Qualifying depositors are defined as private individuals and charities. The total amount of compensation is capped at £100 million in any 5-year period.

The following table presents the amount of uninsured time deposits by reportable segment and time to maturity:

	As at December 31, 2020 Remaining term to contractual maturity
(in millions of $)	Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
Time deposits in excess of insured limit:
Bermuda	19.5	14.2	20.0	39.2	92.9
Channel Islands and the UK	142.8	28.1	79.8	—	250.7
Total time deposits in excess of insured limit	162.3	42.3	99.8	39.2	343.6
Time deposits in uninsured accounts:
Bermuda	286.9	174.6	81.7	49.6	592.8
Cayman	242.8	272.1	16.1	0.7	531.7
Channel Islands and the UK	878.2	140.0	145.0	—	1,163.2
Total time deposits in uninsured accounts	1,407.9	586.7	242.8	50.3	2,287.7

Total uninsured time deposits	1,570.2	629.0	342.6	89.5	2,631.3

ITEM 4A: UNRESOLVED STAFF COMMENTS
None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
Management's Discussion and Analysis of Financial Condition and Results of Operations
This section presents management's perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this report, including the consolidated financial statements and related notes and should be read in conjunction with the accompanying tables and our financial statements included in this report. The consolidated financial statements and notes have been prepared in accordance with GAAP. Certain statements in this discussion and analysis may be deemed to include "forward-looking statements" and are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements are not historical facts but instead represent only management's belief regarding future events, many of which by their nature are inherently uncertain and outside of management's control. Actual results may differ materially from those included in these statements due to a variety of factors, including worldwide and local economic conditions, success in business retention and obtaining new business and other factors. Factors that could cause these differences are discussed in the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." For management's considerations and determinations of each non-core item discussed, please see "Selected Financial Data—Reconciliation of Non-GAAP Financial Measures".
Overview
We are a full service bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through our four reportable segments, three geographical and one other: Bermuda, the Cayman Islands, the Channel Islands and the UK and Other. We offer banking services, comprising of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In our Bermuda and Cayman Islands segments, we offer retail banking and wealth management. In our Channel Islands and the UK segment, we offer wealth management, and specifically in the UK jurisdiction, we offer residential property lending. The Other segment includes our operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland. In these jurisdictions we either provide wealth management or operate service centers. These jurisdictions individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as a non-reportable operating segment.
The following table details our Net Revenue in total and by segment, as well as our total assets, total loans, total deposits, total AUA (which includes trust and custody AUA) and AUM for the years ended December 31, 2020, December 31, 2019 and December 31, 2018.

	For the year ended December 31,
	2020	2019	2018
Net Revenue
% of Net Revenue from:
Bermuda segment	47.6%	49.8%	56.9%
Cayman Islands segment	29.1%	30.9%	29.0%
Channel Islands and the UK segment	20.4%	15.2%	11.2%
Other segment	2.9%	4.1%	2.9%

(in millions of $)
Summary Balance Sheet
Total Assets	14,738.6	13,921.6
Total Loans	5,160.8	5,142.6
Total Deposits	13,250.1	12,441.6
Assets under administration
Custody and other administration services	32,416.1	30,308.1
Trust	104,060.4	91,688.7
Assets under management
Butterfield Funds	2,028.8	2,156.7
Other assets under management	3,528.6	3,490.9

Market Environment

Our business is affected by international, regional and local economic conditions as well as, the perception of future economic prospects. The significant macro-economic factors that impact our business include the US and global economic landscapes, unemployment rates, the housing markets and interest rates. With interest rates historically low across the yield curve for most global markets, 2020 began with the expectation of a future rising rate environment underpinned by strong economic fundamentals. As the impacts of the global COVID-19 health crisis spread by the end of March 2020, locking down nations and creating significant market volatility, global central banks reacted swiftly by implementing accommodative monetary policies with multiple rate reductions to near zero levels within weeks as well as quantitative easing. With economies shutting down and focusing on the health crisis, GDP forecasts declined to negative growth rates but with the introduction of multiple COVID-19 vaccines in late 2020, GDP outlooks are starting to improve for 2021.

COVID-19 impacted all of our jurisdictions, and within these small island communities, the Bank plays an important role as an essential services provider, an employer, a source of working capital for companies in need and an active corporate citizen supporting our communities. The Bank mandated social distancing, provided protective equipment to staff, implemented split teams, established broad remote working conditions through its virtual desktop interface, and remained operational to the extent permitted.

The Bank took significant steps to assist clients impacted by COVID-19. For qualified residential mortgage and consumer borrowers in the Bermuda and Cayman segments, the Bank automatically deferred principal and interest payments for three months from April 1, 2020 to June 30, 2020 with the loan term extended. Borrowers had the option to notify the Bank if they preferred to continue with regular, scheduled payments (i.e. to opt-out). Commercial customers had the option to pay interest only on their monthly loan payments with no penalties. The Bank subsequently extended the residential mortgage and personal loan deferral program for a further three months from July 1, 2020 to September 30, 2020, and borrowers had to notify the Bank of their intention to defer principal and interest payments (i.e. to opt-in). The Bank also introduced deferrals on credit card payments for April and May in the Bermuda segment and May and June in the Cayman segment and deferred previously announced card-related fee increases. Following the deferral programs, management engaged in an active calling program for the Bermuda mortgage deferrals to determine borrower capacity to resume payment, with over 90% confirming the ability to make payment. Given the economic headwinds, the Bank has increased credit monitoring and remains cautiously confident that its conservative underwriting and an improving economic outlook are evolving into a relatively mild deterioration in credit quality but will continue to work with customers who experience difficulty, particularly those in the hospitality sector.

In Bermuda, we continued to face mixed economic conditions, owing to a continued slowdown in private consumption now exacerbated by COVID-19. In real terms, GDP is expected to decline by 11.7% in 2020, the decline in growth influenced primarily by the response to reduce the spread of the COVID-19 pandemic. Bermuda's new airport is now open, although with limited commercial airlift, and no cruise ships, total visitor numbers are down significantly. Bermuda has robust health guidelines and COVID-19 testing programs in place with relatively low numbers of COVID-19, which did encourage some tourism in the latter half of 2020. The Bermuda government implemented a number of measures to stimulate the economy, including COVID-19 unemployment benefits, business relief in the form of import duty deferments and customs duty relief; and the introduction of the Work from Bermuda certificate which would allow non-residents to work remotely from Bermuda for up to one year. The Bermuda economy will continue to face challenges from unemployment, significant government debt and related debt service charges. See Item 3.D. "Risk Factors - Risks Relating to the Markets in Which We Operate - Adverse economic and market conditions in Bermuda, the Cayman Islands and the Channel Islands and the UK, have in the past resulted in and could in the future result in lower revenue, lower asset quality, increased provisions and lower earnings" and Item 3.D. “Risk Factors - Risks Relating to the Markets in Which We Operate - A decline in tourism in Bermuda or the Cayman Islands could have a material adverse effect on our business, financial condition or results of operations”. Overcoming these challenges, as well as continuing to attract foreign capital, is a key focus of the Bermuda government. Sustainable growth for the Bermudian economy will be driven largely by successful management of these issues.

	2019	2018	2017	2016	2015
Bermuda GDP (in millions)	7,484	7,224	7,142	6,900	6,655
% change from prior year	3.6%	1.1%	3.5%	3.7%	3.8%
Selected GDP Components:
Real estate and renting GDP (in millions)	1,051	1,014	981	929	905
% change from prior year	3.6%	3.4%	5.6%	2.7%	1.3%
International business GDP (in millions)	1,835	1,724	1,720	1,718	1,707
% change from prior year	6.4%	0.2%	0.1%	0.6%	5.6%
Source: Government of Bermuda, Department of Statistics, Annual Publication - 2019, Gross Domestic Product at current purchaser's prices, Table 4
In the Cayman Islands, COVID-19 has caused significant disruptions to tourist arrivals, both cruise and air, with a complete loss of cruise visitors and the Cayman airport only re-opening for commercial flights in Q4 2020. The Cayman Islands government estimated that the economy contracted between 11.4%-12.2% in 2020, conditional on the resumption of low visitor arrivals in late 2020. Like Bermuda, the Cayman Islands has robust health guidelines and COVID-19 testing regime and low numbers of reported cases. The Cayman Islands governments prudent fiscal measures, evidenced by record growing surpluses and overall external debt reduction, meant they were able to respond to the pandemic with appropriate fiscal measures in the short-term.

	2019	2018	2017	2016	2015
Cayman GDP (in millions)	5,942	5,485	5,142	4,899	3,752
% change from prior year	2.6%	3.3%	3.0%	3.1%	2.9%
Source: Economist Intelligence Unit
In the Channel Islands, both Jersey and Guernsey have seen significant impacts on economic output due to the global pandemic, with early estimates of a 9% reduction in GDP in Guernsey and 7.5% in Jersey. In terms of COVID-19 response, the Channel Islands have introduced a range of restrictions on inbound arrivals and as a consequence, tourism and business-related travel is significantly below 2019 levels. Various health containment guidelines and measures have been introduced since the pandemic began, focusing on rapid testing regimes and vaccination programs, together with social distancing measures, encouraging working from home and the use of various lockdown strategies at various points in the cycle. Furthermore, and in a measured response to the impact, both islands have implemented a range of Government support initiatives such as payroll co-funding, government grants and other fiscal measures, including the negotiation of revolving credit lines with local Banks.
The UK economy has also suffered from the effects of the global pandemic with initial annual 2020 GDP growth estimates indicating a 9.9% reduction in GDP, the largest annual fall on record. However, in Q4 2020 there have been increases in services, production and construction output although these have remained below pre-pandemic levels in Q4 2019. Our operations in the Channel Islands and UK use the Pound Sterling as their functional currency, and are closely linked to economic trends in both the UK and The Eurozone due to the close relationships between the UK and Europe, despite the Channel Islands autonomy from the UK. See Item 3.D. “Risk Factors".
Against this backdrop, our banking businesses in the Channel Islands and the UK have continued to benefit from loan demand albeit at lower levels than previous years. Our loan offering has continued to be competitive in the UK market, specifically in the Prime Central London property market.

Current/Nominal (in £ Millions)	2019 CE	2018 CE	2017	2016	2015
Guernsey GDP (GVA Market/GBP)	$3,252	$3,169	$3,101	$2,934	$2,816
Annual Changes (%)	2.6%	2.2%	5.7%	4.2%	1.3%
Source: States of Guernsey

	2019	2018	2017	2016	2015
Jersey GDP (GBP (in £ millions))	$4,885	$4,803	$4,710	$4,669	$4,661
Annual Changes (%)	1.7%	1.9%	0.9%	0.2%	1.2%
Source: States of Jersey
We continue to maintain a cautious stance with a liquid balance sheet, a conservative investment portfolio, and no reliance on wholesale funding. Total liquid cash and investments made up 62.2% of our balance sheet at December 31, 2020, which is up slightly from 60.0% at December 31, 2019.
The Bank continued to support customers and operate as permitted across all jurisdictions in 2020 and has not received any support or concessions from governments or regulators in any of our operating jurisdictions.

2020 Overview
In 2020, our net income decreased by $29.9 million to $147.2 million from $177.1 million in 2019. This decrease was a reflection of the low interest rate environment related to the COVID-19 pandemic which impacted all interest-earning assets. This was partially offset by a decrease in interest expense due to the active repricing of the ABN AMRO (Channel Islands) deposit book, lower rollover deposit costs and lower marketing costs, due to the delayed rollout of our new brand, and travel costs, due to global travel restrictions. The non-core items contributing to the decrease in our net income comprised principally of staff costs related to the cost restructure programs announced in Q3 2020 in order to mitigate the revenue impacts from COVID-19. Management continued to focus on the ABN AMRO (Channel Islands) integration which was completed in September 2020, the diligent management of capital, expenses and risks, and maintaining our strong capital position with CET1 and Total capital ratios of 16.1% and 19.8%, respectively. For the year ended December 31, 2020, the Board declared four quarterly dividends of $0.44 per quarter totaling $1.76 for each common share held on record as of the applicable record dates, and completed the existing share buy-back program of 3.5 million common shares. Subsequent to year end, the Board approved a new share buy-back program authorizing the purchase of up to 2.0 million common shares expiring on February 28, 2022. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory requirements. See Item 8.A. "Consolidated Statements and Other Financial Information - Dividend Policy" and Item 3.D. "Risk Factors – General Risk Factors - Holders of our common shares may not receive dividends" elsewhere in this report for further details.

The quality of our assets remained strong and total assets increased year-over-year by $0.8 billion to $14.7 billion, driven primarily by increased deposit levels in Bermuda and the Cayman Islands. Deposits increased by $0.8 billion to $13.3 billion whilst loans remained stable at $5.2 billion. The increase in deposit balances was driven by both corporate and retail depositors in Bermuda and the Cayman Islands, the retail increases driven by the retail loan deferral programs in these segments. Investments increased by $0.4 billion to $4.9 billion. Overall liquidity remained strong, as measured by cash due from banks, securities purchased under agreements to resell, short-term investments and investments in securities as a percentage of total assets, ending the year at 62.2% compared to 60.0% in the prior year.
Our shareholders’ equity increased year-over-year by $18.2 million to $981.9 million, which was a result of organic growth through net income net of dividends paid out during the year, the positive effect of mark-to-market movements in the value of our fixed income investments, partially offset by the common share buy-backs and retirements throughout the year.
Key contributors to our 2020 results were as follows:
•Profitability:  Net income decreased year-over-year by $29.9 million, or 16.9%, to $147.2 million, which was largely attributable to two US Federal Reserve and two Bank of England interest rate cuts to near-zero in March 2020 in response to global synchronized economic stoppages related to the global COVID-19 pandemic. In order to manage the bottom line, the Bank implemented cost restructure programs around the Group which included voluntary separation, early retirement and redundancy costs and which were classified as "non-core".
•Net interest margin:  NIM decreased by 44 basis points to 242 basis points compared to 286 basis points in 2019, and the cost of funding decreased by 26 basis point to 21 basis points. One of the drivers of the decrease in NIM was a decrease in loan yields by 82 basis points to 454 basis points as a result of the impact of US Federal Reserve and Bank of England rate reductions on the US prime rate referenced Cayman loans and Bank of England base rate referenced Channel Island loans respectively. The investment portfolio also saw yields decrease by 48 basis points to 241 basis points due to elevated prepayment speeds on the mortgage-backed securities due to the low rate environment, which were then reinvested at lower yields. Yields on cash due from banks, securities purchased under agreements to resell and short-term investments, also impacted by the low rate environment, were down 95 basis points to 34 basis points. The cost of funding offset the overall NIM decrease, with yields decreasing by 26 basis points to 21 basis points due to the active repricing of the ABN AMRO (Channel Islands) deposit book, lower term deposit volumes and lower rollover deposit costs.
•Expenses:  Total non-interest expenses decreased year-over-year by $12.3 million to $344.6 million in 2020 due to a $9.8 million decrease in staff-related costs from reduced headcount as a result of restructuring programs initiated in 2020; a $6.7 million decrease in professional and outside services due principally to the costs associated with the ABN AMRO (Channel Islands) acquisition in 2019 and a reduction in the volume of professional and outside services due to efficiency programs implemented in 2020; and a $3.6 million decrease in marketing costs associated with the delayed rollout of the Bank's re-branding initiative, travel expenses and client event costs. This was offset by a $5.2 million increase in property costs driven by the full year recognition of ABN AMRO (Channel Islands) as well as extra health and safety related expenditure and planned renovations around the Group; and a $3.7 million increase in income tax expense driven by increased net income in the Channel Islands and the recognition of a deferred tax asset in the UK in 2019. Our expenses also included $7.3 million of non-core expenses which relate to the cost restructure program, e.g., voluntary separation, early retirement and redundancy costs. After removing the effect of these items, core non-interest expenses increased marginally by $1.5 million, from $335.1 million in 2019, to $336.6 million in 2020.
•Deposits: Deposits increased year-over-year by $0.8 billion as at December 31, 2020. Increase in deposit balances were driven by both corporate and retail depositors in Bermuda and the Cayman Islands, the increase in retail driven by the retail loan deferral programs in these segments, and offset by expected runoff in the Channel Islands as the deposit book was repriced. Interest bearing deposit costs decreased by 32 basis points to 26 basis points in 2020. With non-interest bearing deposits totaling $3.0 billion on December 31, 2020, the average cost of deposits for the year decreased by 26 basis points to 21 basis points. Cost of funds decreased primarily due to both lower term deposit volumes and costs and the impact of the aforementioned active deposit repricing in the Channel Islands.
•Loan quality:  As at December 31, 2020, we had gross non-accrual loans of $72.5 million representing 1.4% of total gross loans, an increase from $50.4 million, or 1.0%, of total loans, at December 31, 2019.

2019 Overview
In 2019, our net income decreased to $177.1 million from $195.2 million in 2018. The $18.1 million decrease was driven by a decreasing interest rate environment and costs associated with the expansion of the Halifax service center, as well as certain items which management believes are not representative of our financial results (or "non-core") which were partially offset by growth in fee income attributable to increased card service contributions and foreign exchange transactional volumes. The non-core items contributing to the decrease in our net income comprised principally of deal-related expenses attributable to the ABN AMRO (Channel Islands) acquisition and our cost restructuring initiatives in Bermuda and the Channel Islands. Excluding the non-core items, core net income improved year-over-year by $0.9 million to $197.9 million, which was driven by a continued focus on prudent expansion within our core businesses and markets, diligent management of capital, expenses and risks, and maintaining our strong capital position with CET1 and Total capital ratios of 17.3% and 19.4%, respectively. To enhance common shareholder returns, for the year ended December 31, 2019, the Board declared four quarterly dividends of $0.44 per quarter totaling $1.76 for each common share held on record as of the applicable record dates, and approved a new share buy-back program authorizing the purchase of up to $125 million or 3.5 million shares. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory requirements. See Item 8.A "Consolidated Statements and Other Financial Information - Dividend Policy" and Item 3.D. "Risk Factors – General Risk Factors - Holders of our common shares may not receive dividends" elsewhere in this report for further details.

The quality of our assets remained strong and total assets increased year-over-year by $3.1 billion to $13.9 billion, driven primarily by our acquisition of ABN AMRO (Channel Islands). Deposits increased $3.0 billion to $12.4 billion and loans increased $1.1 billion to $5.1 billion, both primarily as a result of the acquisition of ABN AMRO (Channel Islands), with loans also benefiting from increased residential loan originations in prime central London and two new sovereign mandates in Bermuda and the Cayman Islands. Investments marginally increased by $0.2 billion to $4.4 billion. Overall liquidity remained strong, as measured by cash due from banks, securities purchased under agreement to resell, short-term investments and investments in securities as a percentage of total assets, ended the year at 60.0% compared to 59.3% in the prior year.

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
Key contributors to our 2019 results were as follows:
•Profitability:  Net income decreased year-over-year $18.1 million, or 9.3%, to $177.1 million, which was largely attributable to three US Federal Reserve interest rate cuts, costs associated with the expansion of a group service center prior to the transition in the first half of 2020 and higher non-core items comprised principally of transaction-related expenses attributable to the ABN AMRO (Channel Islands) acquisition and cost restructuring initiatives in Bermuda and the Channel Islands. After eliminating items which management believes are not representative of our financial results, or "non-core", our core net income increased $0.9 million to $197.9 million. Increases in non-interest income are due to increased card service fee contributions, increased transactional volumes on foreign exchange transactions, new business and the impact of the late 2018 on-boarding of Deutsche Bank clients as well as the ABN AMRO (Channel Islands) acquisition. Increases in interest income on investments and deposits with banks are due to additional funding as a result of the ABN AMRO (Channel Islands) acquisition. Increases in interest income on loans is also largely due to the ABN AMRO (Channel Islands) acquisition.
•Net interest margin:  NIM decreased by 39 basis points to 286 basis points compared to 325 basis points in 2018, and the cost of funding increased by 29 basis points to 47 basis points. One of the drivers of the decrease in NIM was a decrease in loan yields by 11 basis points to 536 basis points as a result of the impact of Fed Funds rate reductions on the US prime rate referenced Cayman loans and the inclusion of the new ABN AMRO (Channel Islands) loan book at a lower yield. An additional driver is the 29 basis points increase in cost of deposits to 47 basis points as a result of the higher rates as well as higher volumes of deposits as a result of the ABN AMRO (Channel Islands) acquisition. The investment portfolio offset the overall NIM decrease, with yields increasing by 18 basis points to 289 basis points due to additional funding as a result of the ABN AMRO (Channel Islands) acquisition.
•Expenses:  Total non-interest expenses increased year-over-year by $35.6 million to $356.9 million in 2019 due largely to the increased salaries and other employee benefits resulting from an increased headcount with the ABN AMRO (Channel Islands) acquisition and Halifax service center expansion as well as cost restructuring initiatives in Bermuda and the Channel Islands, costs associated with the departure of a senior executive, increases in marketing expenses associated with the rebranding initiative we announced in Q4 2019, and overall increased costs associated with the ABN AMRO (Channel Islands) acquisition. Total non-interest expenses were also due to the non-core expense items discussed above that management does not believe are representative of our ongoing operations. After removing the effect of these items, core non-interest expenses increased by $15.3 million, from $319.8 million in 2018, to $335.1 million in 2019. The core efficiency ratio increased from 61.5% in 2018 to 62.2% in 2019, reflecting the rate of core non-interest expense relative to the relative increase in revenue.
•Deposits:  Total deposits increased year-over-year by $3.0 billion as at December 31, 2019 due primarily to the acquisition of ABN AMRO (Channel Islands), and to a lower extent, to organic growth while interest bearing deposit costs increased by 34 basis points to 58 basis points in 2019. With non-interest bearing deposits totaling $2.2 billion on December 31, 2019, the average cost of deposits for the year increased by 29 basis points to 47 basis points.
•Loan quality:  As at December 31, 2019, we had gross non-accrual loans of $50.4 million representing 1.0% of total gross loans, a slight increase from the $48.7 million, or 1.2%, of total loans, at year-end 2018. Net non-accrual loans were $32.7 million, equivalent to 0.6% of net loans, after specific provisions of $17.7 million, reflecting an increase in the specific provision coverage ratio of 35.1%, from 30.6% on December 31, 2018.

Financial Summary

Summary Balance Sheet	As at December 31
(in millions of $)	2020	2019	Dollar change	Percent change
Cash due from banks	3,289.6	2,550.1	739.5	29.0%
Securities purchased under agreements to resell	197.0	142.3	54.7	38.4%
Short-term investments	823.0	1,218.4	(395.4)	(32.5)%
Investment in securities	4,862.8	4,436.4	426.4	9.6%
Loans, net of allowance for credit losses	5,160.8	5,142.6	18.2	0.4%
Premises, equipment and computer software, net of accumulated depreciation	150.8	158.2	(7.4)	(4.7)%
Goodwill and intangible assets, net	92.8	96.5	(3.7)	(3.8)%
Total assets	14,738.6	13,921.6	817.0	5.9%
Total deposits	13,250.1	12,441.6	808.5	6.5%
Long-term debt	171.5	143.5	28.0	19.5%
Shareholders' equity	981.9	963.7	18.2	1.9%

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $, except per share data)	2020	2019	2018	2019 to 2020	2018 to 2019	2019 to 2020	2018 to 2019
Interest income
Loans	230.7	234.0	218.5	(3.3)	15.5	(1.4)%	7.1%
Investments	109.2	129.4	124.3	(20.2)	5.1	(15.6)%	4.1%
Deposits with banks and other	12.1	41.6	24.8	(29.5)	16.8	(70.9)%	67.7%
Interest expense	(34.4)	(59.4)	(24.6)	25.0	(34.8)	(42.1)%	141.5%
Net interest income before provision for credit losses	317.6	345.7	343.0	(28.1)	2.8	(8.1)%	0.8%
Non-interest income	183.9	184.0	168.7	(0.1)	15.4	(0.1)%	9.1%
Net revenue	501.5	529.7	511.7	(28.2)	18.0	(5.3)%	3.6%
Provision for credit recoveries (losses)	(8.5)	0.2	7.0	(8.7)	(6.8)	(4,350.0)%	(97.1)%
Salaries and other employee benefits	(173.7)	(183.7)	(159.8)	10.0	(23.9)	(5.4)%	15.0%
Other non-interest expenses (including income taxes)	(173.3)	(171.9)	(162.8)	(1.4)	(9.1)	0.8%	5.6%
Net income before other gains (losses)	146.0	174.3	196.0	(28.3)	(21.7)	(16.2)%	(11.1)%
Total other gains (losses)	1.2	2.8	(0.9)	(1.6)	3.7	(57.1)%	(411.1)%
Net income	147.2	177.1	195.2	(29.9)	(18.1)	(16.9)%	(9.3)%
Non-core items	7.3	20.8	1.8	(13.5)	19.0	(64.9)%	1,055.6%
Core net income (Non-GAAP)	154.5	197.9	197.0	(43.4)	0.9	(21.9)%	0.5%
Core earnings to common shareholders (Non-GAAP)	154.5	197.9	197.0	(43.4)	0.9	(21.9)%	0.5%
Common dividends paid	(88.9)	(93.6)	(83.7)	4.7	(9.9)	(5.0)%	11.8%

The following charts show the trajectory of our performance from 2016 to 2020:
____________________________
(1)    Core Net Income to Common is a non-GAAP financial measure that is calculated by adjusting net income for income or expense items which management considers not to be representative of the ongoing operations of our business and preference share dividends, guarantee fees and premiums paid on preference share buybacks and redemptions. For a reconciliation of Core Net Income to Common to GAAP net income to common, see Item 3.A. "Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".
(2)    Core Earnings per Common Share Fully Diluted is a non-GAAP financial measure that is calculated by dividing Core Earnings to Common by the weighted average shares outstanding. For a reconciliation of Core Earnings per Common Share Fully Diluted to GAAP earnings per share, see Item 3.A. "Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".
Our return on equity for 2020 of 15% and our Core ROATCE1 for 2020 of 17.3% were driven by a number of factors, including: significant fee income with historically low capital requirements, low cost deposits, a high yielding loan portfolio, a conservative capital efficient securities portfolio, and our operations in corporate income tax neutral jurisdictions. As a result, our business generated core net income in 2020 well in excess of that needed to execute our organic balance sheet growth strategy.

____________________________
(1)Core ROATCE is a non-GAAP financial measure that is calculated by dividing core earnings to common shareholders by average tangible common equity. Average tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. For more information on the non-GAAP financial measures, see Item 3.A. "Selected Financial Data - Reconciliation of Non-GAAP Financial Measures".

The following chart shows total deposit trends for 2016 to 2020:

Deposit Balance and Funding Costs ($ in billions)
$10.0
$9.5
$9.5
$12.4
$13.3
0.12%
0.11%
0.18%
0.47%
0.21%
2016
2017
2018
2019
2020
Period-End Total Deposits
Cost of Deposit Funding

Historically, the markets in which we operate generate fewer loans than deposits, which has led us to take a conservative approach to managing our balance sheet. We accomplish this by maintaining a large cash balance and investing in high quality and liquid securities. The following chart illustrates our asset composition as at 2020:

As at December 31, 2020, 22% of our balance sheet was cash and cash equivalents, which included cash and demand deposits with banks, unrestricted term deposits, and treasury bills with a maturity of less than three months.

In addition to maintaining a large cash and cash equivalents balance, we also have a large and conservative securities investment portfolio. We have a disciplined investment portfolio selection process and invest in highly rated securities. We also seek to ensure that our portfolio remains liquid across market cycles: 97.9% of our portfolio was invested in US government treasuries and mortgage-backed securities issued by US governmental agencies. Our investment strategy as at December 31, 2020, aims to align the behavioral interest rate risk profile of our assets and liabilities — as at December 31, 2020, the average duration of our AFS investment portfolio was 2.8 years, the average duration of our HTM investment portfolio was 2.7 years, and the average duration of our total investment portfolio was 2.6 years. As at December 31, 2020, the total carrying value of our AFS investment portfolio was $2.7 billion, and the total carrying value of our HTM investment portfolio was $2.2 billion.

The following charts show the composition of our investment portfolio by rating and asset type as at 2020:
The combination of our significant cash and securities portfolios helps drive our capital efficient balance sheet, with risk-weighted assets equal to 34.4% of our total assets and a Basel III total capital ratio of 19.8%, each as at December 31, 2020.

Our loan underwriting process requires that we complete a full credit assessment of every customer prior to committing to a loan, which we believe has resulted in a high quality loan portfolio. Our lending markets do not have secondary markets for loans and as such we hold all of our originated loans on our balance sheet. In 2019 and 2020, net charge-offs represented 0.03% and 0.12%, respectively, of average loans. As at December 31, 2020, our non-accrual loan balance was $72.5 million, or 1.4% of total gross loans, and our loans past due were $98.0 million or 1.9% of total gross loans, of which 71.7% were full recourse residential mortgages. As at December 31, 2020, our loan portfolio consisted of 81% floating-rate loans and 19% fixed-rate loans.

The following chart shows the segment composition of our loan portfolio as at December 31, 2020:

Loan Portfolio Composition by Origination - Geography

Guernsey
17%
UK
21%
Bermuda
44%
Cayman
18%

Our loan portfolio has exhibited stability over time. The following chart shows loan portfolio trends for 2016 to 2020:

Loan Balance and Yield ($ in billions)
$3.6
$3.8
$4.0
$5.1
$5.2
5%
3%
10%
17%
65%
5%
4%
10%
16%
65%
4%
3%
13%
14%
65%
5%
7%
11%
15%
62%
4%
5%
10%
15%
66%
4.78%
5.10%
5.47%
5.36%
4.54%
2016
2017
2018
2019
2020
Residential
Commercial Real Estate
Other Commercial
Government
Consumer
Loan Yield

The domestic lending markets in Bermuda, the Cayman Islands, and the Channel Islands have a limited number of participants and significant barriers to entry. 65.5% of our loan balances were residential mortgages as at December 31, 2020. These loans are attractive for a number of reasons. Our mortgages have exhibited predictable cash flows, with historically negligible refinancing activity due to high costs to refinance in these lending markets. Additionally, our mortgages in these markets have historically benefited from a manual underwriting process, low LTVs (75.5% of residential loans below 70% LTV as at December 31, 2020), and a full recourse system.

We have also generated balanced sources of non-interest income from a well-diversified customer base. For the five-year period ended December 31, 2020, our non-interest income is evenly split between banking which consists of banking and foreign exchange revenue, and wealth management, which consists of trust, asset management, and custody and other administration services. The wealth management non-interest income stream is not directly correlated with the performance of our banking business. For example, the typical trust we manage generates a relatively constant fee stream on an annual basis throughout its life. In addition, because fee revenue in our wealth management business lines is driven primarily by the size and complexity of our clients’ assets and holdings, which are generally diversified across multiple geographies, the performance of these businesses is not typically linked to the performance of the domestic economies of our local markets. Non-interest income represented 37.3% of our total Net Revenue (our fee income ratio) in 2020, and contributed significantly to the Company’s high Core ROATCE and excess capital generation as limited capital is required for our fee income business.

The following chart shows our various sources of non-interest income for the year ended December 31, 2020:

Non-Interest Income[1]

Custody and Other Administration Services: 8%
Other Non-Interest Income: 3%
Asset Management: 16%
Trust: 28%
Banking: 26%
Foreign Exchange Revenue: 20%

2020 Non-Interest Income: $183.9 million / 37.3% Fee Income Ratio

_____________
(1) Foreign exchange revenue represents income generated from client-driven transactions in the normal course of business. We do not engage in proprietary trading.

Growth Opportunities

We expect that, all else being equal, a rising rate environment would increase our net interest income before provision for credit losses because an increase in our cost of deposits would lag an increase in yield of our cash securities and loans. In addition, a significant portion of our deposits are non-interest bearing (23% as at December 31, 2020), and as a result, a portion of our funding is only partially sensitive to rising rates. Our non-interest bearing deposit balances have historically exhibited low correlation with market interest rates, a behavior that we attribute in part to a sizable client base that utilizes our bank for custody and clearing services as well as cash management purposes. Potential changes to our net interest income in hypothetical rising and declining rate scenarios, measured over a 12-month period, are presented in the chart below (these projections assume parallel shifts of the yield curves occurring immediately and no changes in other potential variables):
A negative 100 basis points interest rate shock reflects an increase in projected 12-month net interest income of 11.9% compared to the flat rate scenario. The income is driven by lower loan and investment yields, which more than offset reduced rates paid on deposits. Mitigating against the loss of income is the potential to charge negative interest rates on deposits (which we currently do in limited instances) and certain loans that have rate floors. Refer to discussion under "- Risk Management".

In addition, we are well-positioned as an acquirer of certain businesses, in private trust and banking. Our acquisition strategy seeks to capitalize on opportunities created by international financial institutions that wish to simplify their businesses and deploy capital to onshore markets. We consider a wide range of potential acquisition opportunities, and we have a well-defined, disciplined approach to identifying potential acquisition targets across numerous criteria including: geography, business alignment, size, timing, quality, buyer universe and financial hurdles. Our focus has been on the private trust business and banking in our core markets where we have expertise, scale and a strong brand.

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

Our relationship-driven business model and international corporate clientèle have allowed us to develop a stable deposit base with historically low funding costs. We believe our customers’ deposit activity has historically been relatively inelastic to deposit pricing given the nature of corporate activity and competition in retail deposit taking in our segments. From 2016 to 2020, deposits have grown at a CAGR of approximately at +6% in the Cayman Islands and +35% in the Channel Islands and the UK while it has declined at -4% in Bermuda, taking into account the April 2016 acquisition of HSBC’s Bermuda trust business and private banking investment management operations that added $1.6 billion of new deposits, the Deutsche Bank's banking and custody businesses acquisition in February 2018 that added $0.9 billion of new deposits, and the ABN AMRO (Channel Islands) acquisition in April 2019 that added $3.5 billion in deposits. As at December 31, 2020, we had $13.3 billion in deposits at a cost of 0.21%, of which 23% were non-interest bearing demand deposits, 57% were interest bearing demand deposits with a weighted-average cost of 0%, and 20% were term deposits with a weighted-average cost of 0.66% and an average contractual or remaining maturity of 126 days. We believe the current market conditions in Bermuda, the Cayman Islands, and the Channel Islands will allow us to continue to benefit from favorable deposit pricing.

Consolidated Results of Operations and Discussion for Fiscal Years Ended December 31, 2020, 2019 and 2018
Net Revenue
2020 vs. 2019
Total net revenue before provision for credit losses and other gains and losses for 2020 was $501.5 million, down $28.2 million, or 5.3%, from 2019. Net interest income before provision for credit losses decreased from $345.7 million in 2019 to $317.6 million in 2020, a decline of $28.1 million, or 8.1%, and was driven by lower global market interest rates as a result of the COVID-19 pandemic. Loan interest income decreased by $3.4 million to $230.7 million as yields decreased by 82 basis points due to base rate decreases across all jurisdictions during the year. The average volume of loans outstanding increased by $692.2 million as a result of the full year contribution from ABN AMRO (Channel Islands). Loan growth was impacted by the COVID-19 pandemic and the normal portfolio runoff was mostly offset by the loan deferral programs in both Bermuda and the Cayman Islands. Investment interest income decreased by $20.2 million to $109.2 million, the average volume of investments increased by $39.4 million, and yields on investments decreased by 48 basis points due to the aforementioned decrease in global market interest rates, increasing prepayment speeds. Deposits with banks interest income decreased by $29.5 million, or 70.9%, the average volume increased by $297.4 million due to increased corporate and retail banking deposits in Bermuda and the Cayman Islands. The total cost of deposits improved by $26.4 million or 51.2%, reflecting a 26 basis points decrease to 21 basis points. In addition, non-interest income was down by $0.1 million, or 0.1%, principally attributable to much lower economic activity resulting from COVID-19 related "shelter-in-place" government mandates, impacting card service fee contributions and offset by increases in asset management, foreign exchange, custody and other administration services as a result of the full year contribution from ABN AMRO (Channel Islands).
2019 vs 2018
Total net revenue before provision for credit losses and other gains and losses for 2019 was $529.7 million, up $18.0 million, or 3.5%, from 2018. Net interest income before provision for credit losses increased from $343.0 million in 2018 to $345.7 million in 2019, an improvement of $2.7 million, or 0.8%, and was driven by increases in loan interest, investment interest and deposits with banks primarily due to the acquisition of ABN AMRO (Channel Islands). Loan interest income increased by $15.5 million to $234.0 million, the average volume of loans outstanding increased by $373.7 million principally as a result of the ABN AMRO (Channel Islands) acquisition, new residential mortgages underwritten in our UK jurisdiction, increases in government lending in Bermuda and the Cayman Islands, and decreased yields on loans by 11 basis points due to base rate decreases across all jurisdictions during the year. Investment interest income rose $5.2 million to $129.2 million, the average volume of investments decreased by $104.0 million, and yields on investments increased 18 basis points in reaction to decreases in short-term US Treasury rates and re-balancing of the portfolio. Deposits with banks and other interest income rose $16.8 million, or 67.6%, the average volume increased $1,256.0 million due to the ABN AMRO (Channel Islands) acquisition, and yield increased 3 basis points. The total cost of deposits increased by $33.9 million or 192.3%, reflecting a 29 basis points increase to 47 basis points. In addition, non-interest income was up $15.3 million, or 9.1%, principally attributable to increases in banking fees due to transaction volume on credit cards, increases in foreign exchange income due to increased transactional volume on foreign exchange transactions, as well as an overall increase in asset management, trust and custody fees due to the impact of the Deutsche Bank acquisitions in 2018 and the ABN AMRO (Channel Islands) acquisition in 2019.
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

The following table presents the components of net interest income for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31
	2020			2019			2018
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks, securities purchased under agreements to resell, and short-term investments	3,530.6	12.1	0.34%	3,233.3	41.6	1.29%	1,977.3	24.8	1.26%
Investment in securities	4,514.3	109.2	2.41%	4,474.9	129.4	2.89%	4,578.9	124.3	2.71%
Loans	5,061.7	230.7	4.54%	4,369.5	234.0	5.36%	3,995.8	218.5	5.47%
Interest earning assets	13,106.6	352.0	2.68%	12,077.6	405.1	3.35%	10,552.0	367.6	3.48%
Other assets	393.7		—	371.5		—	350.7		—
Total assets	13,500.3	352.0	2.60%	12,449.1	405.1	3.25%	10,902.7	367.6	3.37%
Liabilities
Deposits	9,710.8	(25.1)	(0.26)%	8,851.5	(51.5)	(0.58)%	7,375.8	(17.6)	(0.24)%
Securities sold under agreement to repurchase	—	—	—%	0.7	—	(2.12)%	1.6	—	(2.11)%
Long-term debt	173.4	(9.3)	(5.35)%	143.4	(7.9)	(5.49)%	133.4	(6.9)	(5.21)%
Interest bearing liabilities	9,884.2	(34.4)	(0.35)%	8,995.5	(59.4)	(0.66)%	7,510.8	(24.6)	(0.33)%
Non-interest bearing current accounts	2,363.9			2,147.2			2,231.8
Other liabilities	280.6			310.4			281.0
Total liabilities	12,528.6	(34.4)	(0.27)%	11,453.1	(59.4)	(0.52)%	10,023.7	(24.6)	(0.25)%
Shareholders' equity	971.7			995.9			879.0
Total liabilities and shareholders' equity	13,500.3			12,449.1			10,902.7
Non-interest bearing funds net of non-interest earning assets (free balance)	3,222.5			3,082.1			3,041.1
Net interest margin		317.6	2.42%		345.7	2.86%		343.0	3.25%
2020 vs. 2019
Net interest income before provision for credit losses of $317.6 million in 2020 represented a decrease of $28.1 million (or 8.1%) over our net interest income before provision for credit losses in 2019. Net interest income is generated by our main segments of Bermuda, the Cayman Islands, and Channel Islands and the UK. Interest income decreased by $53.1 million in 2020, which was driven by lower market interest rates across the yield curve.
Loan interest income decreased in 2020 by $3.4 million due primarily to an 82 basis point decrease in yield on floating rate loans as a result of the US Federal Reserve and Bank of England rate cuts in March 2020 which were partially passed on to customers. This was partially offset by a $0.7 billion increase in average balances which was driven by the full year contribution from ABN AMRO (Channel Islands).
Investment interest income decreased by $20.2 million, driven by increased prepayment speeds on the US agency securities book and reinvestment at lower yields. This was partially offset by an increase of $39.4 million in average investment balances, due to the normalization of ABN AMRO (Channel Islands) deposits, which were invested in longer term assets, as well as a re-balancing of a portion of our investment portfolio by selling floating rate notes for fixed in order to lock in fixed rates as a result of the aforementioned US Federal Reserve rate cuts. The overall duration of the portfolio at year-end was 2.7 years, a decrease of 0.8 years from 2019.
Interest bearing liability costs decreased to 35 basis points, which resulted in a decrease in interest expense by $25.0 million, attributable to active deposit re-pricing on the ABN AMRO (Channel Islands) deposits and lower rates on roll-over maturities due to lower global interest rates.
Average free balances for 2020 were $3.2 billion (2019: $3.1 billion), including non-interest bearing current accounts of $2.4 billion (2019: $2.1 billion), shareholders' equity of $971.7 million (2019: $995.9 million), net of other assets and other liabilities totaling $113.1 million (2019: $61.1 million). See "-Risk Management" below for more information on how interest rate risk is managed.
2019 vs. 2018
Net interest income before provision for credit losses of $345.7 million in 2019 represented an increase of $2.7 million(or 0.8%) over our net interest income before provision for credit losses in 2018. Net interest income is generated by our main segments of Bermuda, the Cayman Islands, and Channel Islands and the UK. Interest income increased by $37.5 million in 2019, which was driven by increased loan portfolio balances with decreased yields, decreased investment portfolio balances with increased yields partially offset by an increase in the deposit balances and the cost of deposits, all of which were primarily attributable to the ABN AMRO (Channel Islands) acquisition in a decreasing rate environment.
Loan interest income was higher in 2019 by $15.5 million due primarily to a $373.7 million increase in average balances, partially offset by an 11 basis point decrease in yield. The increase in average balances was largely due to new loan origination in the Channel Islands and the UK, increases in government lending in Bermuda and the Cayman Islands, as well as the ABN AMRO (Channel Islands) acquisition. The majority of the loan portfolio is on a floating rate basis, and utilizes US Federal Reserve rates as a repricing reference point. Therefore, movements in the US Federal Reserve rates can impact loan interest income if management elects to change base rates. During 2019, there were three decreases in the US Federal Reserve target rate.

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
Average free balances for 2019 were $3.1 billion (2018: $3.0 billion), including non-interest bearing current accounts of $2.1 billion (2018: $2.2 billion), shareholders' equity of $995.9 million (2018: $879.0 million), net of other assets and other liabilities totaling $61.1 million (2018: $69.7 million). See "Risk Management" below for more information on how interest rate risk is managed.
Provision for Credit Losses
2020 vs. 2019
Our net provision for credit losses in 2020 was a charge of $8.5 million compared to a release of $0.2 million in 2019. Provisions increased due primarily to declining macro-economic forecasts which drive forward-looking expected losses and loans migrating into the past due and non-performing categories.
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
Other Gains (Losses)
The following table represents the components of other gains (losses) for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,			Dollar Change		Percent Change
(in thousands of $)	2020	2019	2018	2019 to 2020	2018 to 2019	2019 to 2020	2018 to 2019
Net gains (losses) on equity securities	658	925	(329)	(267)	1,254	(28.9)%	381.2%
Net realized gains (losses) on available-for-sale investments	1,220	1,624	1,100	(404)	524	(24.9)%	47.6%
Net gains (losses) on other real estate owned	(104)	(5)	(322)	(99)	317	(1,980.0)%	98.4%
Net other gains (losses)	(552)	223	(1,304)	(775)	1,527	(347.5)%	117.1%
Total other gains (losses)	1,222	2,767	(855)	(1,545)	3,622	(55.8)%	(423.6)%
Net gains (losses) on equity securities
A $0.7 million gain was recorded with respect to equity securities at fair value in 2020 a decrease of $0.3 million compared to $0.9 million in 2019 and net losses of $0.3 million in 2018. The balance in 2020 reflected lower mark-to-market gains on equity securities, partly due to mark-to-market losses recognized earlier in 2020 due to market volatility as a result of the COVID-19 pandemic. The losses in 2019 reflected higher mark-to-market gains on equity securities. The gains in 2018 reflected losses on equity securities.
Net Realized Gains (Losses) on Available-For-Sale Investments
Net realized gains of $1.2 million were recorded in 2020 and $1.6 million in 2019. In 2020, the gain is due to the strategic decision to liquidate floating rate and purchase fixed rate US government and federal agency securities. In 2019, the gain is primarily as a result of the rebalancing of our investment portfolio resulting in the sale of our remaining corporate debt and commercial mortgage-backed securities and the sale of a US Treasury security and liquidation proceeds from a former investment as detailed below. In both 2020 and 2019, the proceeds from the sale of the above-mentioned investments were used to acquire US government and federal agency securities for either our AFS or HTM portfolios.
Included in this amount in 2019 was a $1.0 million net realized gain on the receipt of liquidation proceeds from our former investment in the Avenir Pass-through Note, which was formerly a structured investment vehicle. In 2018, we received $1.2 million in liquidation proceeds from this same investment. Management considers these gains in 2018 and 2019 to be non-core.
Net Gains (Losses) on other real estate owned
Valuation adjustments and realized gains and losses related to real estate held for sale were losses of $0.1 million in 2020 compared to losses of $5.0 thousand in 2019 and $0.3 million in 2018. In 2020, these losses relate to net revaluation losses on two properties. In 2019, these small losses were attributable to the revaluation of properties offset by the gain on the sale of a property in Bermuda. In 2018, these losses were attributable largely to the revaluation of several properties in Bermuda.
Net Other Gains (Losses)
Net other losses were $0.6 million in 2020 compared to net other gains of $0.2 million in 2019 and net other losses of $1.3 million in 2018. The losses in 2020 relate to a defined benefit pension plan adjustment offset by a distribution from an equity method investment as a result of the sale of a legacy business interest. The gains in 2019 are principally the result of the sale of a fixed asset. The losses in 2018 are principally the result of a non-core defined pension plan settlement loss incurred in the UK.
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

Total non-interest income decreased by $0.1 million from $184.0 million in 2019 to $183.9 million in 2020. Non-interest income as a percentage of total net revenue increased from 34.7% in 2019 to 37.3% in 2020.
Total non-interest income increased from $168.7 million in 2018 to $184.0 million in 2019. Non-interest income as a percentage of total net revenue increased from 32.5% in 2018 to 34.7% in 2019.
The following table presents the components of non-interest income for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,			Dollar change		Percent change
(in thousands of $)	2020	2019	2018	2019 to 2020	2018 to 2019	2019 to 2020	2018 to 2019
Asset management	29,225	28,721	25,603	504	3,118	1.8%	12.2%
Banking	47,346	49,347	45,010	(2,001)	4,337	(4.1)%	9.6%
Foreign exchange revenue	37,180	37,001	32,895	179	4,106	0.5%	12.5%
Trust	50,653	51,220	51,004	(567)	216	(1.1)%	0.4%
Custody and other administration services	13,845	12,868	9,262	977	3,606	7.6%	38.9%
Other non-interest income	5,610	4,818	4,912	792	(94)	16.4%	(1.9)%
Total non-interest income	183,859	183,975	168,686	(116)	15,289	(0.1)%	9.1%
Asset Management
Asset management revenues are generally based on the market value of assets managed and the volume of transactions and fees for other services rendered. We provide asset management services from our offices in Bermuda, the Cayman Islands, and the Channel Islands. Revenues from asset management were $29.2 million in 2020, compared to $28.7 million in 2019, and $25.6 million in 2018.
The table that follows shows the changes in the year-end values of clients' assets under management, sub-divided between those managed for clients on a discretionary basis and client funds invested in mutual funds that Butterfield manages ("Butterfield Funds"):

	Year ended December 31,			Dollar Change
(in millions of $)	2020	2019	2018	2019 to 2020	2018 to 2019
Butterfield Funds	2,029	2,157	2,058	(128)	99
Other assets under management	3,529	3,491	2,786	38	705
Total assets under management	5,558	5,648	4,844	(90)	804
2020 vs. 2019
Asset management fees are generated primarily from management fees earned from Butterfield Funds and discretionary portfolios, as well as custody and brokerage fees. AUM were relatively unchanged at $5.6 billion as at December 31, 2020, compared to December 31, 2019. Asset management fees earned increased by $0.5 million or 1.8% in 2020, compared to 2019. This was driven by an increase in fees from discretionary portfolios, primarily in the Channel Islands as a result of the full year recognition of ABN AMRO (Channel Islands) income, and was partially offset by a reduction in the Bank's money market fund income due to fee reductions.
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
Banking fee revenues decreased by 4.1% in 2020 to $47.3 million, compared to $49.3 million in 2019, primarily due to much lower economic activity resulting from COVID-19 related border closures in Bermuda and the Cayman Islands and "shelter-in-place" government mandates, primarily during the months of April and May. These restrictions impacted card service fee contributions as well as tourism credit card volumes.
Banking fee revenues increased by 9.6% in 2019 to $49.3 million, compared to $45.0 million in 2018, due primarily to increases in credit card activity, and increased fees resulting from the acquisition of ABN AMRO (Channel Islands).
Foreign Exchange
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 79% of our foreign exchange revenue (2019: 84%; 2018: 93%). We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $37.2 million in 2020, compared to $37.0 million in 2019 and $32.9 million in 2018. The $0.2 million increase from 2019 to 2020 primarily resulted from the full year effect of the ABN AMRO acquisition, offset by lower volumes this year due to much lower economic activity resulting from COVID-19 related "shelter-in-place" government mandates, primarily during the months of April and May and the loss of some repeat corporate businesses that has not been replaced. The $4.1 million increase from 2018 to 2019 primarily resulted from increased revenues relating to the ABN AMRO (Channel Islands) acquisition and increased client activity and related volumes in both retail and institutional foreign exchange flows.

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
In 2020, trust revenues represented 27.5% of our non-interest income, down from 27.8% in 2019. In 2020, trust revenues totaled $50.7 million, a decrease of $0.6 million or 1.1% over 2019. This decrease was driven primarily by a reduction in the time spent on trust services and lower fixed fees.
Trust AUA were $104.1 billion at the end of 2020 compared to $91.7 billion at the end of 2019, an increase of $12.4 billion or 13.5%, which is attributable largely to foreign exchange movements and revaluation of some assets held in the underlying trust structures.
In 2019, trust revenue represented 27.8% of our non-interest income, down from 30.2% in 2018. In 2019, Trust revenue totaled $51.2 million, an increase of $0.2 million or 0.4% over 2018.
Custody and Other Administration Services
Custody fees are generally based on market values of assets in custody, the volume of transactions and flat fees for other services rendered. We provide custody services from our offices in Bermuda, Guernsey, and Jersey. In 2020, revenues were $13.8 million, an increase of $1.0 million from 2019 due to the full year impact of the ABN AMRO (Channel Islands) acquisition and offset by some fee waivers. From 2018 to 2019, revenues increased by $3.6 million partially as a result of the aforementioned acquisition of ABN AMRO (Channel Islands) and from a full year's activity related to the clients onboarded late in 2018 and in the first quarter of 2019 from the Deutsche Bank’s Global Trust Solutions acquisition in 2018.
Total AUA for the custody and other administration services business were $32.4 billion on December 31, 2020, an increase from $30.3 billion on December 31, 2019 and $24.5 billion on December 31, 2018.
Other Non-Interest Income
The components of our other non-interest income for the years ended December 31, 2020, 2019 and 2018 are set forth in the following table:

	Year ended December 31,			Dollar Change		Percent Change
(in thousands of $)	2020	2019	2018	2019 to 2020	2018 to 2019	2019 to 2020	2018 to 2019
Net share of earnings from equity method investments	578	331	1,122	247	(791)	74.6%	(70.5)%
Rental income	1,749	1,211	1,087	538	124	44.4%	11.4%
Other	3,283	3,276	2,703	7	573	0.2%	21.2%
Total other non-interest income	5,610	4,818	4,912	792	(94)	16.4%	(1.9)%
In 2020, we recorded our net share of earnings from equity method investments as a gain of $0.6 million, a $0.2 million increase due to higher equity pick-up by equity method investments. From 2018 to 2019, equity pickup decreased due to lower earnings by equity method investments. Rental income increased by $0.5 million to $1.7 million in 2020 due to increased sub-let income in the Channel Islands and increased by $0.1 million from 2018 to 2019. Included in the "Other" category are maintenance fees from leased premises and other miscellaneous income.
Non-Interest Expenses
Expense management continued to be a key focus in 2020, especially as revenue came under pressure as a result of the COVID-19 pandemic. Total non-interest expenses in 2020 were $344.6 million compared to $356.9 million in 2019 and $321.3 million in 2018. These figures include non-core expenses in 2020, 2019 and 2018 of $8.0 million, $21.8 million and $1.5 million, respectively.
After adjusting for these non-core items, 2020 core expenses increased by $1.5 million or 0.4% with a corresponding increase in core efficiency ratio to 66.0% from 62.2% in 2019 due to the reduction in revenue driven by the current low interest rate environment. From 2018 to 2019, core expenses increased by $15.3 million with a corresponding improvement in core efficiency ratio to 62.2% from 61.5% in 2018.
In 2020, salaries and other employee benefits accounted for 50.4% of non-interest expenses, with technology and communications and property making up 27.4% combined.

The following table presents the components of non-interest expenses for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,			Dollar Change		Percent Change
(in millions of $)	2020	2019	2018	2019 to 2020	2018 to 2019	2019 to 2020	2018 to 2019
Salaries and other employee benefits	173.7	183.7	159.8	(10.0)	23.9	(5.4)%	14.9%
Technology and communications	65.2	62.6	60.3	2.5	2.3	4.0%	3.7%
Property	29.4	24.2	21.8	5.2	2.4	21.5%	10.8%
Professional and outside services	21.3	28.0	26.0	(6.7)	2.0	(23.9)%	7.8%
Indirect taxes	21.3	21.1	19.5	0.2	1.6	1.0%	8.3%
Amortization of intangible assets	5.8	5.5	5.1	0.4	0.4	6.8%	7.8%
Marketing	4.4	8.1	6.1	(3.6)	2.0	(44.8)%	32.8%
Non-service employee benefits expense	2.6	5.6	5.6	(3.0)	—	(53.3)%	—%
Other non-interest expenses	20.9	18.2	17.2	2.7	1.0	0.146	5.8%
Total non-interest expenses	344.6	356.9	321.3	(12.3)	35.6	(3.4)%	11.1%
Non-core items (Non-GAAP)	(8.0)	(21.8)	(1.5)	13.8	(20.3)	(63.3)%	1,353.3%
Core non-interest expenses (Non-GAAP)	336.6	335.1	319.8	1.5	15.3	0.4%	4.8%
For a full reconciliation of GAAP net income to core net income, please see Item 3.A."Selected Financial Data — Reconciliation of Non-GAAP Financial Measures".
Salaries and Other Employee Benefits
Total salaries and other employee benefits costs were $173.7 million in 2020, a decrease of $10.0 million compared to 2019. Included in 2020 were $8.0 million of non-core costs in relation to COVID-19 related cost restructure programs (voluntary separation and redundancy costs) (2019: $16.0 million; 2018: nil).
Core salaries, which exclude these amounts, and other employee benefits costs were $165.7 million in 2020, down $2.0 million compared to $167.7 million in 2019 primarily due to the reduction in health insurance and temporary employment services during the year. From 2018 to 2019, core salaries increased by $7.9 million due to the acquisition of ABN AMRO (Channel Islands) and the Halifax service center expansion
Headcount on a full-time equivalency basis at the end of 2020 was 1,314, compared to 1,512 in 2019 and 1,373 in 2018. The decrease from 2019 to 2020 was a result of the cost restructure programs (voluntary separation and redundancy costs) during the year. The increase from 2018 to 2019 was a result of the Halifax service center expansion and the ABN AMRO (Channel Islands) acquisition.
Technology and Communications
Technology and communication costs reflect expenses relating to the support for our IT infrastructure and increased from $62.6 million in 2019 to $65.2 million in 2020 primarily due to higher software maintenance costs, the full year impact of the ABN AMRO acquisition and partially offset by lower corporate travel costs. From 2018 to 2019, technology and communications costs increased by $2.3 million to $62.6 million due to the acquisition of ABN AMRO (Channel Islands) in July 2019.
Property
Property costs, which reflect occupancy expenses, building maintenance, and depreciation of property, plant and equipment, were $29.4 million in 2020, an increase of $5.2 million from $24.2 million recorded in 2019 driven by the full year recognition of ABN AMRO (Channel Islands) expenses as well as increased health and safety related expenditure and planned renovations around the Group.
From 2018 to 2019, property costs increased by $2.4 million due primarily to the ABN AMRO (Channel Islands) acquisition.
Professional and Outside Services
Professional and outside services primarily include consulting, legal, audit and other professional services. Professional and outside services cost were $21.3 million in 2020, a decrease of $6.7 million from $28.0 million in 2019 due principally to the costs associated with the ABN AMRO (Channel Islands) acquisition in 2019 and a reduction in the volume of professional and outside services due to improved vendor management programs implemented in 2020.
In 2019 and 2018, the total expenses of $28.0 million and $26.0 million included non-core project expenses of $5.5 million and $1.0 million, respectively. Excluding the non-core costs, professional fees for our core business decreased by $2.6 million from 2018 to 2019 due to the non-recurrence of items in 2018 such as the development of a recovery plan and cyber risk related programs, offset by an increase in audit and external legal costs, including those in connection with the ABN AMRO (Channel Islands) acquisition.
Indirect Taxes
These taxes reflect taxes levied in the jurisdictions in which we operate, including employee-related payroll taxes, customs duties, and business licenses. In 2020, the expense was $21.3 million, an increase of $0.2 million which mainly relates to the cost restructure program (voluntary separation and redundancy) during the year. From 2018 to 2019, indirect taxes increased by $1.6 million due primarily to the increased financial services tax in Bermuda related to a rate increase in 2019. Of the $21.3 million in indirect taxes, $17.2 million was paid to the Bermuda government agencies for payroll tax, business licenses, deposit insurance, land taxes, and financial services tax and $4.1 million was paid to other governments for business licenses, insurance tax, land taxes and work permit fees.
Amortization of Intangible Assets
Intangible assets relate to client relationships acquired from business acquisitions and are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. The estimated lives of these acquired intangible assets are re-evaluated annually and tested for impairment. The amortization expense associated with intangible assets was $5.8 million in 2020 compared to $5.5 million in 2019 and $5.1 million in 2018. Amortization increased from 2019 to 2020 by $0.4 million as a result of the full year amortization charge on the ABN AMRO (Channel Islands) intangible asset, and increased by $0.4 million from 2018 to 2019 as a result of additional identifiable intangible assets resulting from the acquisition of ABN AMRO (Channel Islands) in April 2019.
Marketing
Marketing expenses reflect costs incurred in advertising and promoting our products and services. Marketing expenses totaled $4.4 million in 2020, and decreased by $3.6 million compared to 2019 which is associated with lower costs on the Bank's re-branding initiative, lower travel expenses and client event costs. From 2018 to 2019 marketing expenses increased by $2.0 million, primarily as a result of expenses associated with the re-branding initiative announced in Q3 2019.
Other Non-Interest Expenses

	For the year ended December 31,			Dollar Change		Percent Change
(in millions of $)	2020	2019	2018	2019 to 2020	2018 to 2019	2019 to 2020	2018 to 2019
Stationery & supplies	1.2	1.7	1.4	(0.5)	0.3	(29.3)%	21.4%
Custodian & handling	3.0	2.5	2.2	0.5	0.3	20.9%	13.6%
Charitable donations	1.6	1.4	1.3	0.2	0.1	14.6%	7.7%
Insurance	3.7	3.4	3.1	0.3	0.3	8.9%	9.7%
Other expenses	11.5	9.4	9.2	2.1	0.2	22.8%	2.2%
Total other non-interest expenses	20.9	18.2	17.2	2.7	1.0	14.6%	5.8%
Other non-interest expenses were $20.9 million in 2020, an increase of $2.7 million compared to 2019, driven by the full year recognition of ABN AMRO (Channel Islands) expenses as well as higher operational losses and write-offs in the Channel Islands.
From 2018 to 2019, other non-interest expenses increased by $1.1 million, reflecting the acquisition of ABN AMRO (Channel Islands) and the timing of the Deutsche Bank GTS acquisition in 2018 and related costs primarily in Jersey.
Income Taxes
Each jurisdiction in which we operate is subject to different corporate income tax laws. See Item 3.D. "Risk Factors - Regulatory and Tax-Related Risks". We are incorporated in Bermuda as a local company and, pursuant to Bermuda law, not obligated to pay any direct taxes in Bermuda on either income or capital gains. Our subsidiaries in the Cayman Islands and The Bahamas are not subject to any taxes on either income or capital gains under current laws applicable in the respective jurisdictions. In general, entities in Bermuda and the Cayman Islands are not subject to corporate income taxes but are required to pay higher rates of indirect taxes (included above) such as license fees and, in Bermuda, payroll taxes.
Our subsidiaries in the UK, Guernsey, Jersey, Switzerland, Canada, Singapore, and Mauritius are subject to the tax laws of those jurisdictions. See "Note 25 Income taxes" in the Audited Consolidated Financial Statements for a reconciliation between the effective income tax rate and the statutory income tax rate.
In 2020, income tax expense netted to an expense of $2.4 million compared to a recovery of $1.4 million in 2019. The change in income tax expense of $3.7 million in 2020 (2018 to 2019: $2.7 million) was mostly due to a change in the deferred tax valuation allowance resulting in a deferred tax recovery in the UK in 2019, because the UK Subsidiary became profitable.

Consolidated Balance Sheet and Discussion
The following table shows the balance sheet as reported as at December 31, 2020 and 2019:

	As at December 31
(in millions of $)	2020	2019	Dollar Change	Percent Change
Assets
Cash due from banks	3,290	2,550	740	29.0%
Securities purchased under agreement to resell	197	142	55	38.7%
Short-term investments	823	1,218	(395)	(32.4)%
Investment in securities	4,863	4,436	427	9.6%
Loans, net of allowance for credit losses	5,161	5,143	18	0.3%
Premises, equipment and computer software	151	158	(7)	(4.4)%
Goodwill and intangibles	93	97	(4)	(4.1)%
Other assets	162	177	(15)	(8.5)%
Total assets	14,739	13,922	817	5.9%

Liabilities
Total deposits	13,250	12,442	808	6.5%
Total other liabilities	335	373	(38)	(10.2)%
Long-term debt	171	144	27	18.8%
Total liabilities	13,757	12,958	799	6.2%

Common shareholders' equity	982	964	18	1.9%
Total shareholders' equity	982	964	18	1.9%
Total liabilities and shareholders' equity	14,739	13,922	817	5.9%

	As at December 31,
	2020	2019
Capital Ratios
Risk-weighted assets	5,069	4,898
Tangible common equity (TCE)	889	867
Tangible assets (TA)	14,646	13,825
TCE/TA	6.1%	6.3%
Common Equity Tier 1	16.1%	17.3%
Total Tier 1	16.1%	17.3%
Total Capital	19.8%	19.4%
Leverage ratio	5.3%	5.9%
We maintain a liquid balance sheet and are well capitalized. As at December 31, 2020, total cash due from banks, short-term investments and investment in securities represented $9.2 billion, or 62.2% of total assets, up slightly from 60.0% at the end of 2019. Shareholders' equity at December 31, 2020 was $981.9 million, up from $963.7 million at the end of 2019 due primarily to an increase in unrealized gains on AFS investments included in AOCL and offset by net income for the year net of dividends paid and shares repurchased.
Total assets increased by $0.8 billion to $14.7 billion from 2019 to 2020, primarily due to an increase in depositor funding which is reflected in the increase in cash and the investment portfolio.
As at December 31, 2020, our capital ratios were strong, and were significantly in excess of regulatory requirements. The Bank's regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA.
The TCE/TA ratio at the end of 2020 was 6.1% (2019: 6.3%), while the CET1 and total Tier 1 capital ratios at the end of 2020 were 16.1% (2019: 17.3%) and 16.1% (2019: 17.3%), respectively. These ratios continue to remain in excess of regulatory minimums at December 31, 2020.

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
As at December 31, 2020, cash due from banks, securities purchased under agreements to resell and short-term investments were $4.3 billion, compared to $3.9 billion as at December 31, 2019. The increase from 2019 to 2020 is primarily a result of increased depositor funding levels.
See "Note 3: Cash due from banks", "Note 4: Short-term investments" and "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at and for the year ended December 31, 2020 for additional tables and information.
Investment in Securities
Our investment policy requires management to maintain a portfolio of securities that provide the liquidity necessary to cover our obligations as they come due, and mitigate our overall exposure to credit and interest rate risk, while achieving a satisfactory return on the funds invested. The securities in which we invest are limited to securities that are considered investment grade. Securities in our investment portfolio are accounted for as either equity securities at fair value, AFS or HTM. Investment policies are approved by the Board, governed by the Group Asset and Liability Committee and monitored by Group Market Risk, a department of the Group Risk Management division.
Consistent with industry and rating agency designations, we define investment grade as "BBB" or higher. As at December 31, 2020, 99.8% (2019: 99.8%) of our total investments were investment grade. Of these securities, 99.8% (2019: 99.8%) are rated "A" or higher.
The following table presents the carrying value of investment securities by balance sheet category as at December 31, 2020 and 2019:

	As at December 31,
(in millions of $)	2020	2019	Dollar Change	Percent Change
Equity securities at fair value	7	7	—	—%
Available-for-sale	2,661	2,220	441	19.9%
Held-to-maturity	2,194	2,209	(15)	(0.7)%
Total Investment in Securities	4,862	4,436	426	9.6%
The investments were placed primarily in US government and federal agency securities totaling $4.8 billion, based upon carrying value, or 97.9% of the total investment portfolio, as at December 31, 2020. Total net unrealized gains of the investment portfolio were $185.2 million, compared to net unrealized gains of $60.8 million at the end of 2019. The movement in unrealized gains for the year was primarily due to improved valuations due to continued, lower long-term US dollar interest rates.
Equity securities at fair value totaled $7.3 million at the end of 2020, compared to $7.4 million at the end of 2019. As at December 31, 2020 and 2019, equity securities at fair value consisted entirely of real estate mutual funds and seed capital invested in mutual funds managed by the Bank.
AFS securities totaled $2.7 billion at the end of 2020, compared to $2.2 billion at the end of 2019. As at December 31, 2020, 96.4% or $2.6 billion (2019: 92.4%, or $2.1 billion) of AFS securities consisted of holdings of securities issued by the US government and federal agencies. As at December 31, 2020, the remaining 3.5%, or $95.1 million of AFS securities (2019: 7.6% or $167.9 million) was comprised primarily of guaranteed student loan-backed securities of 0.5%, or $12.9 million (2019: 0.6%, or $12.9 million), debt securities issued by non-US governments of 0.8%, or $22.4 million (2019: 1.2%, or $25.7 million) and residential mortgage-backed securities of 2.2%, or $59.7 million (2019: 5.8%, or $129.3 million). The overall increase in US government and federal agency securities was funded by both a reallocation from short-term investments as the ABN AMRO (Channel) Islands deposit book matured and an increase in depositor funding.
HTM investments were $2.2 billion as at December 31, 2020 (2019: $2.2 billion) and consisted entirely of mortgage-backed securities issued by US federal agencies that management does not intend to sell before contractual maturity.
Investment Valuation — Impairment and Credit Loss Considerations
Securities in unrealized loss positions are analyzed as part of management's ongoing assessment of impairment and credit losses. For debt securities, where management does not expect to recover the entire amortized cost basis of the security and intends to sell such securities or it is more likely than not that the Bank will be required to sell the securities before recovering the amortized cost, it recognizes an impairment loss equal to the full difference between the amortized cost basis and the fair value of those securities through the income statement. Following the recognition of impairment, the security's new amortized cost basis is the previous basis less impairment.
When management does not intend to sell or it is more likely than not that the Bank will hold such securities until recovering the amortized cost, management determines whether any credit losses (or OTTI prior to January 1, 2020) exist. See "Note 2.H: investments" and "Note 2.J: Allowance for Credit Losses".
While management sold AFS securities in 2020 and 2019, these securities were sold for net gains of $1.2 million and $1.6 million respectively, and involved selling floating rate notes in exchange for fixed rate notes due to the current low interest rate environment. Management does not have the intention or does not foresee a more likely than not scenario where the Bank will be required to sell any further securities which are in an unrealized loss position, and accordingly, management has concluded that these sales are not credit loss indicators (or OTTI indicators prior to January 1, 2020) for any remaining securities in a loss position as at December 31, 2020.
See Note 5: Investment in securities to our audited consolidated financial statements as at December 31, 2020 for additional tables and information.

Loans
The loan portfolio increased from $5.1 billion at the end of 2019 to $5.2 billion as at December 31, 2020, Loan growth was negatively impacted by the COVID-19 pandemic and the normal portfolio amortization was mostly offset by the six month mortgage deferral programs in both Bermuda and the Cayman Islands.
The loan portfolio represented 35.0% of total assets as at December 31, 2020 (2019: 36.9%), while loans as a percentage of total deposits decreased from 41.3% at the end of 2019 to 38.9% at the end of 2020.
Allowance for credit losses as at December 31, 2020 totaled $34.1 million, an increase of $10.5 million from the prior year. The movement in the allowance was mainly due to the adoption of CECL which resulted in the recognition of a $7.8 million change in accounting policy adjustment on January 1,2020. In addition, the allowance was impacted by loans migrating into the past due and non-performing categories as well as lower macroeconomic forecasts impacting future expected credit loss estimates, primarily due to the COVID-19 pandemic.
Gross non-accrual loans totaled $72.5 million as at December 31, 2020, $22.1 million higher than $50.4 million as at December 31, 2019, and represented 1.4% of the total loan portfolio as at December 31, 2020, compared to 1.0% as at December 31, 2019. This increase was driven by a commercial loan in collateral dispute litigation and a few residential mortgages in Bermuda. During 2020, we held OREO amounting to $4.1 million (2019: $3.8 million), consisting of commercial real estate of $3.3 million (2019: $3.3 million) and foreclosed residential properties of $0.8 million (2019: $0.5 million).
Government
Loans to governments were $279.4 million, which was a $91.3 million decrease from 2019, due primarily to the repayment of the government facility in Bermuda.
Commercial
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses.
Commercial real estate loans are offered to real estate investors, developers and builders domiciled primarily in Bermuda and the Cayman Islands. To manage our credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by non-cancellable long-term leases to high quality international businesses. These cash flows are generally sufficient to service the loan. The portfolio increased by $6.4 million to $760.2 million at December 31, 2020.
Commercial loans outstanding as at December 31, 2020 were $520.2 million, which represented a decrease of $39.1 million from the previous year as repayments exceeded new loan growth.
Residential
The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by residential property.
All mortgages were underwritten utilizing our stringent credit standards. See Item 5.A. "Operating Results". Residential loans consist of conventional home mortgages and equity credit lines.
As at December 31, 2020, residential mortgages totaled $3.4 billion (or 65.5% of total gross loans), a $196.2 million increase from December 31, 2019. This increase was attributed mainly to growth in both the Cayman Islands and UK mortgage books.
Other Loan Portfolios
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards, commercial financing, loans to financial institutions and overdraft facilities to retail, corporate and private banking clients in the jurisdictions in which we operate. As at December 31, 2020, other consumer loans totaled $230.8 million (or 4.4% of total gross loans), a $25.7 million decrease from December 31, 2019. This was due to lower loan growth resulting from the COVID-19 pandemic.
See "Note 6: Loans" and "Note 7: Credit risk concentrations" to our audited consolidated financial statements as at December 31, 2020 for more information on our loan portfolio and contractual obligations and arrangements.
Deposits
Deposits are our principal funding source for use in lending, investments and liquidity. We are a deposit-led bank and do not require the use of wholesale or institutional markets to fund our loan business. See Item 5.A. "Operating Results - Liquidity Risk" and "- Credit Risk". Deposit balances at the end of reporting periods can fluctuate due to significant balances that flow in and out from private trust, fund and insurance clients to meet quarter-end operational requirements.

The table below shows the year-end and average total deposit balances by jurisdiction for the year ended and as at December 31, 2020 and 2019:

	As at December 31		Dollar change	Average balance		Dollar change
(in millions of $)	2020	2019		2020	2019
Bermuda	4,813	4,412	401	4,353	4,373	(20)
Cayman Islands	4,109	3,475	634	3,585	3,342	243
Channel Island and the UK	4,329	4,555	(226)	4,138	3,284	854
Total deposits	13,250	12,442	808	12,075	10,999	1,076
Average total deposits increased by $1.1 billion to $12.1 billion in 2020. On a year-end basis, total deposits were up to $0.8 billion from $12.4 billion at the end of 2019. The increase was driven by both corporate and retail depositors in Bermuda and the Cayman Islands, the latter driven by the retail loan deferral programs in these segments, and offset by expected runoff in the Channel Islands as the deposit book was repriced.
Demand deposits, which include checking accounts (both interest bearing and non-interest bearing), savings and call accounts, totaled $10.6 billion, or 79.9% of total deposits at the end of 2020, compared to $9.4 billion or 75.5%, at the end of 2019. Term deposits decreased by $0.4 billion to $2.7 billion compared to the prior year. The cost of funds on deposits decreased from 47 basis points in the full year ended 2019 to 21 basis points in 2020 primarily due to both lower market rates and the impact of the active deposit repricing in the Channel Islands. Average non-interest bearing deposits increased to $2.4 billion from $2.1 billion in 2019.
Included in total deposits are deposits with banks of $25.1 million at the end of 2020, down from $33.8 million at the end of 2019.
See "Note 10: Customer deposits and deposits from banks" to our audited consolidated financial statements as at December 31, 2020 for additional tables and information.
Borrowings
We have no issuances of certificates of deposit ("CD"), commercial paper ("CP") or senior notes outstanding and have no CD or CP issuance programs. We use funding from the inter-bank market as part of interest rate risk and liquidity management. As at December 31, 2020, deposits from banks totaled $25.1 million, slightly lower from the prior year.
Employee Future Benefits
We maintain trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provide post-retirement healthcare benefits to our qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the final years of employment. The defined benefit pension and post-retirement healthcare plans are not open to new participants, are non-contributory and thus the funding required is provided by us, based upon the advice of an independent actuary. The defined benefit pension plans are in the Bermuda, Guernsey and UK jurisdictions, and the defined benefit post-retirement medical plan is in Bermuda. The Bank has a residual obligation on top of its defined contribution plan in Mauritius.
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
As at December 31, 2020, we had a net obligation for employee future benefits in the amount of $131.3 million, up $20.9 million (19.0%) from $110.3 million at the end of 2019. The increase was driven primarily by actuarial losses on the post-retirement healthcare plan due to lower projected asset returns.
See "Note 11: Employee benefit plans" to our audited consolidated financial statements as at December 31, 2020 for additional tables and information.
Long-Term Debt, Interest Payments and Maturities
We had outstanding issuances of long-term debt with a carrying value of $171.5 million as at December 31, 2020 and $143.5 million as at December 31, 2019, all issued in US Dollars. On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 15, 2030.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, amongst other, to repay the entire amount of the US $45 million outstanding subordinated notes series 2005-B which matured on July 2, 2020 and the entire amount of the US $25 million outstanding subordinated notes series 2008-B which were eligible for redemption. As at December 31, 2020, all of our outstanding long-term debt was eligible for inclusion in our Tier 2 regulatory capital base and was limited to 50% of Tier 1 capital, up from the end of 2019 due to the $100 million 2020 issuance and repayment of the two older issuances which amortized in the last five years to maturity.
The following table presents the contractual maturity, interest rates and principal outstanding as at December 31, 2020:

Long-term debt (in millions of $)	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal outstanding
2018 issuance	June 1, 2023	June 1, 2028	5.25%	3 months US$ LIBOR + 2.255%	75.0
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100.0
Unamortized debt issuance costs					(3.5)
Total					171.5
See "Note 19: Long-term debt" to our audited consolidated financial statements as at December 31, 2020 for additional information.
Other Liabilities
Other liabilities include operating lease liabilities, derivative liabilities, current employee salaries and benefits payable and related payroll tax, as well as sundry liabilities. Other liabilities decreased by $58.5 million to $203.9 million as at December 31, 2020. The decrease was a result of decreased mark-to-market losses on derivatives and lower sundry liabilities.
Leases
In the normal course of operation, the Bank enters into leasing agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The Bank recognizes right-of-use assets and lease liabilities for operating leases. Lease liabilities are measured as the present value of future lease payments, including term renewals that are reasonably certain to occur, discounted using the Bank’s incremental borrowing rate. The Bank has used the rate of its June 11, 2020 debt issuance as the current incremental borrowing rate.
The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2035. Certain lease payments will be adjusted during the related leases’ terms based on movements in the relevant consumer price index.
See "Note 13: Leases" to our audited consolidated financial statements as at December 31, 2020 for additional information.
Repurchase Agreements
We also obtain funds from time to time from the sale of securities to institutional investors under repurchase agreements. In a repurchase agreement transaction, we will generally pledge investment securities as collateral in a borrowing transaction, agreeing to repurchase the identical security on a specified later date, generally not more than 90 days, at a price greater than the original sales price. The difference between the sale price and repurchase price is the cost of the use of the proceeds, or interest expense. The investment securities underlying these agreements may be delivered to securities dealers who arrange such transactions as collateral for the repurchase obligation. Repurchase agreements represent a cost competitive funding source and also provide liquidity on agency paper for us. However, we are subject to the risk that the borrower of the securities may default at maturity and not return the collateral. In order to minimize this potential risk when entering into such transactions, we generally deal with large, established investment brokerage firms with whom we have master repurchase agreements. Repurchase transactions are accounted for as collateralized financing arrangements rather than as sales of such securities, and the obligation to repurchase such securities is reflected as a liability in our consolidated financial statements. As at December 31, 2020 and 2019, there were no repurchase agreements outstanding.
Shareholders' Equity
Shareholders' equity increased during the year ended December 31, 2020 by $18.2 million to $981.9 million.
Increases totaling $225.8 million included:
•$147.2 million of net income for the year;
•$61.0 million from net change in unrealized gains (losses) on AFS investments;
•$15.2 million for share-based compensation and settlements;
•$1.7 million from issuance of new common shares as part of share-based settlements; and
•$0.7 million of other adjustments.
The increases were offset by the following decreases of $207.6 million:
•$88.9 million of common share dividends;
•$86.6 million from net increases in treasury shares;
•$24.0 million from adjustments to employee benefit plans;
•$7.8 million cumulative effect from change in accounting policy; and
•$0.3 million of other adjustments.

Segment Overview
The Bank is managed by the Chairman and CEO on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, the Cayman Islands, Channel Islands and the UK, and Other. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with GAAP. Each reportable segment has a managing director who reports to the Chairman and CEO. The Chairman and CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.
Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expenses. Loan participation revenue and expenses are allocated pro-rata based on the percentage of the total loan funded by each jurisdiction participating in the loan.
Bermuda (Including Head Office)
For more than 150 years, Bermuda has served as home to our headquarters and remains our largest jurisdiction in terms of number of employees and business volume. The following table provides certain financial information for our Bermuda segment for the years ended December 31, 2020, 2019 and 2018.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2020	2019	2018	2019 to 2020	2018 to 2019	2019 to 2020	2018 to 2019
Net interest income	159.6	183.9	205.3	(24.3)	(21.4)	(13.2)%	(10.4)%
Provision for credit recoveries (losses)	(8.8)	(3.1)	6.8	(5.7)	(9.9)	(183.9)%	(145.6)%
Non-interest income	85.2	89.1	87.4	(3.9)	1.7	(4.4)%	1.9%
Net revenue before other gains (losses)	236.0	269.9	299.5	(33.9)	(29.6)	(12.6)%	(9.9)%
Operating expenses	(192.8)	(209.4)	(202.4)	16.6	(7.0)	(7.9)%	3.5%
Net income before other gains (losses)	43.2	60.5	97.1	(17.3)	(36.6)	(28.6)%	(37.7)%
Total other gains (losses)	2.0	2.2	—	(0.2)	2.2	(9.1)%	100.0%
Net income	45.2	62.7	97.1	(17.5)	(34.4)	(27.9)%	(35.4)%

Summary Balance Sheet	As at December 31,
(in millions of $)	2020	2019	Dollar change	Percent change
Total deposits	4,813	4,412	401	9.1%
Loans, net of allowance for credit losses	2,077	2,096	(19)	(0.9)%
Total assets	5,925	5,220	705	13.5%
Assets under administration
Custody and other administration services	16,071	15,220	851	5.6%
Trust	53,512	44,369	9,143	20.6%
Assets under management
Butterfield Funds	1,811	1,897	(86)	(4.5)%
Other assets under management	2,152	2,085	67	3.2%
Total assets under management	3,963	3,982	(19)	(0.5)%
Number of employees	449	520	(71)	(13.7)%
2020 vs. 2019
    Net income before other gains and losses was $43.2 million for the year ended December 31, 2020, down by $17.3 million from $60.5 million in the prior year. This decrease is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
    Net interest income before provision for credit losses decreased by $24.3 million to $159.6 million in 2020, due primarily to the impact of lower market rates across the yield curve as a result of the COVID-19 pandemic, which was partially offset by lower deposit costs.
    Provision for credit losses was up by $5.7 million to $8.8 million in 2020. The increase is due to the implementation of the new CECL model, COVID-19 driven negative macroeconomic forecasts impacting future expected credit loss estimate and loans migrating into the past due and non-performing categories.
    Non-interest income decreased by $3.9 million to $85.2 million in 2020. This was primarily due to lower economic activity resulting from COVID-19 related "shelter-in-place" government mandates, primarily during the months of April and May, impacting card service fee contributions and foreign exchange transactional volumes. Asset management fees were impacted from Q3 2020 due to fees on the Bank's money market fund being reduced to offset low short term market rates.
    Operating expenses decreased by $16.6 million to $192.8 million in 2020 driven by a decrease in salary and other employee benefit costs, due to both higher restructuring costs and the costs associated with the departure of a senior executive in 2019; decreased professional and other outside services costs, due principally to the costs associated with the ABN AMRO (Channel Islands) acquisition in 2019 which were booked at the Head Office level and a reduction in the volume of professional and outside services due to vendor management cost reduction programs implemented in 2020; reduced marketing costs from the delay of rebranding and reduced travel expenditure due to COVID-19; and partially offset by an increase in property costs due to extra health and safety related expenditure and planned renovations.
    Total assets as at December 31, 2020 were $5.9 billion, up $0.7 billion from December 31, 2019. Total deposits were $4.8 billion in December 31, 2020, up $0.4 billion from December 31, 2019, and loan balances at December 31, 2020 were unchanged at $2.1 billion.

Client AUA for the trust and custody businesses as at December 31, 2020 were $53.5 billion and $16.1 billion, respectively, while assets under management were $4.0 billion. This compares with $44.4 billion, $15.2 billion and $4.0 billion, respectively, as at December 31, 2019.
2019 vs. 2018
    Net income before other gains and losses was $60.5 million for the year ended December 31, 2019, down by $36.6 million from $97.1 million in the prior year. This decrease is due principally to the following movements in net interest income, provision for credit losses, non-interest income, operating expenses and total other gains:
    Net interest income before provision for credit losses decreased by $21.4 million to $183.9 million in 2019, due primarily to a lower average volume of interest earning assets in 2019 driven by lower deposit funding as well as higher interest rates paid on customer term deposits.
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
    Other gains increased by $2.2 million in 2019. Other gains in 2018 were immaterial. This was driven by higher mark-to-market gains on equity securities and net realized gains on the sale of AFS.
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
We have continued to enhance our client delivery channels and online and mobile banking platform upgrades. With four Banking Centers in desirable locations and 15 ATMs strategically located in Grand Cayman, we continue to be a leading provider of financial services locally. The following table provides certain financial information for our Cayman Islands segment for the years ended December 31, 2020, 2019 and 2018.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2020	2019	2018	2019 to 2020	2018 to 2019	2019 to 2020	2018 to 2019
Net interest income	95.4	114.6	103.2	(19.2)	11.4	(16.8)%	11.0%
Provision for credit recoveries (losses)	0.5	1.9	1.3	(1.4)	0.6	(73.7)%	46.2%
Non-interest income	49.3	51.9	47.8	(2.6)	4.1	(5.0)%	8.6%
Net revenue before other gains (losses)	145.2	168.4	152.3	(23.2)	16.1	(13.8)%	10.6%
Operating expenses	(62.6)	(61.1)	(60.7)	(1.5)	(0.4)	2.5%	0.7%
Net income before other gains (losses)	82.6	107.3	91.6	(24.7)	15.7	(23.0)%	17.1%
Total other gains (losses)	0.4	0.6	0.4	(0.2)	0.2	(33.3)%	50.0%
Net income	83.0	107.9	92.0	(24.9)	15.9	(23.1)%	17.3%

Summary Balance Sheet	As at December 31,
(in millions of $)	2020	2019	Dollar change	Percent change
Total deposits	4,109	3,475	634	18.2%
Loans, net of allowance for credit losses	1,124	1,105	19	1.7%
Total assets	4,480	3,839	641	16.7%
Assets under administration
Custody and other administration services	3,159	2,582	577	22.3%
Trust	7,611	7,723	(112)	(1.5)%
Assets under management
Butterfield Funds	170	195	(25)	(12.8)%
Other assets under management	625	646	(21)	(3.3)%
Total assets under management	795	841	(46)	(5.5)%
Number of employees	236	296	(60)	(20.3)%

2020 vs. 2019
Net income before other gains and losses for the year ended December 31, 2020 was $82.6 million, down by $24.7 million from $107.3 million in 2019. This decrease is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
Net interest income before provision for credit losses was $95.4 million in 2020, down by $19.2 million compared to 2019. The decrease from 2019 to 2020 was due primarily to the impact of lower market rates across the yield curve as a result of the COVID-19 pandemic and was partially offset by lower deposit costs.
Provision for credit losses was a recovery of $0.5 million in 2020, representing a decrease of $1.4 million compared to a credit recovery of $1.9 million in 2019. This decrease was mainly due to lower credit recoveries in 2020 as a result of the net specific provision release driven by a small government loan-to-debt conversion in 2019.
Non-interest income was $49.3 million, down $2.6 million from 2019 driven by lower economic activity resulting from COVID-19 related "shelter-in-place" government mandates, primarily during the months of April and May, impacting card service fee contributions and foreign exchange transactional volumes.
Operating expenses increased by $1.5 million from 2019 to $62.6 million in 2020, driven primarily by an increase in professional and outside services due to higher intercompany charges from the Halifax service center; an increase in property costs due to extra health and safety related expenditure; an increase in IT sourcing and communication costs; and partially offset by reduced marketing costs from the delay of rebranding and reduced travel expenditure due to COVID-19.
Total assets as at December 31, 2020 were $4.5 billion, up $0.6 billion from December 31, 2019, reflecting higher depositor funding levels. Net loans were relatively flat at $1.1 billion at December 31, 2020.
Client AUA for the trust and custody businesses were $7.6 billion and $3.2 billion, respectively, while AUM were $0.8 billion at December 31, 2020. This compares with $7.7 billion, $2.6 billion and $0.8 billion, respectively, on December 31, 2019.
2019 vs. 2018
Net income before other gains and losses for the year ended December 31, 2019 was $107.3 million, up by $15.7 million from $91.6 million in 2018. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
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
Channel Islands and the UK
The Channel Islands and UK segment includes the jurisdictions of Guernsey, Jersey (both in the Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial institutions including private banking and treasury services, internet banking, wealth management and fiduciary services. The UK jurisdiction provides mortgages for high-value residential properties. The following table provides certain financial information for our Channel Islands and the UK segment for the years ended December 31, 2020, 2019 and 2018.

Summary Income Statement	For the year ended December 31,			Dollar change		Percent change
(in millions of $)	2020	2019	2018	2019 to 2020	2018 to 2019	2019 to 2020	2018 to 2019
Net interest income	62.7	47.2	34.5	15.5	12.7	32.8%	36.8%
Provision for credit recoveries (losses)	(0.2)	1.4	(1.1)	(1.6)	2.5	(114.3)%	227.3%
Non-interest income	40.7	34.3	26.8	6.4	7.5	18.7%	28.0%
Net revenue before other gains (losses)	103.2	82.9	60.2	20.3	22.7	24.5%	37.7%
Operating expenses	(82.2)	(74.2)	(50.4)	(8.0)	(23.8)	10.8%	47.2%
Net income before other gains (losses)	21.0	8.7	9.8	12.3	(1.1)	141.4%	(11.2)%
Total other gains (losses)	(1.2)	—	(1.2)	(1.2)	1.2	100.0%	(100.0)%
Net income	19.8	8.7	8.6	11.1	0.1	127.6%	1.2%

Summary Balance Sheet	As at December 31,
(in millions of $)	2020	2019	Dollar change	Percent change
Total deposits	4,329	4,555	(226)	(5.0)%
Loans, net of allowance for credit losses	2,046	2,025	21	1.0%
Total assets	4,827	5,108	(281)	(5.5)%
Assets under administration
Custody and other administration services	13,186	12,506	680	5.4%
Trust	19,226	20,417	(1,191)	(5.8)%
Assets under management
Butterfield Funds	48	65	(17)	(26.2)%
Other assets under management	752	760	(8)	(1.1)%
Total assets under management	800	825	(25)	(3.0)%
Number of employees	363	425	(62)	(14.6)%
2020 vs. 2019
Our Channel Islands and UK segment posted net income before gains and losses of $21.0 million in 2020, an increase of $12.3 million when compared to 2019. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
Net interest income before provision for credit losses increased by $15.5 million to $62.7 million in 2020, compared to $47.2 million in 2019, primarily due to the full year impact of the ABN AMRO acquisition, the impact of planned deposit repricing and lower deposit volumes from a reduction in primarily Euro deposits. This was partially offset by the impact of lower market rates across the yield curve as a result of the COVID-19 pandemic.
Provision for credit losses was an expense of $0.2 million, compared to a recovery of $1.4 million in 2019 due to the reversal of the Brexit economic factor provision in 2019.
Non-interest income increased by $6.4 million to $40.7 million in 2020, due to the full year impact of the ABN AMRO acquisition and partially offset by lower trust income from lesser time spent and loss of business.
Operating expenses of $82.2 million in 2020 were $8.0 million higher than 2019, principally due to the full year impact of the ABN AMRO acquisition; higher operational losses and write-offs and partially offset by higher restructuring costs incurred in 2019 compared to 2020.
Total other gains (losses) for 2020 increased $1.2 million compared to 2019 due to a defined benefit pension plan adjustment.
Total assets of $4.8 billion as at December 31, 2020, a decrease from $5.1 billion as at December 31, 2019 primarily from a planned reduction of Euro deposit levels associated with the ABN AMRO (Channel Islands) acquisition.
As at December 31, 2020, client AUA for the trust and custody businesses were $19.2 billion and $13.2 billion, respectively, while AUM were $0.8 billion. This compares with $20.4 billion, $12.5 billion and $0.8 billion, respectively, as at December 31, 2019.
2019 vs. 2018
Our Channel Islands and UK segment posted net income before gains and losses of $8.7 million in 2019, a decrease of $1.1 million when compared to 2018. This movement is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
Net interest income before provision for credit losses increased by $12.7 million to $47.2 million in 2019, compared to $34.5 million in 2018, primarily due to a $15.1 million increase in loan interest income and a $15.1 million increase in deposits with banks interest income due to additional funding as a result of the ABN AMRO (Channel Islands) acquisition. Partially offsetting this was a $18.9 million increase in interest expense, principally from deposit funding from the ABN AMRO (Channel Islands) acquisition.
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
Allowance for Credit Losses
Accounting for Financial instruments - Credit losses
Starting on January 1, 2020 the Bank adopted Accounting Standards Update (“ASU”) 2016-13 Financial Instruments – Credit Losses (Topic 326). Accordingly, from the date of adoption, the Bank uses a current expected credit loss model ("CECL") which is based on expected losses. The model used by the Bank up to December 31, 2019 to estimate credit losses was based on incurred losses. The CECL model is applied by the Bank to the measurement of credit losses on financial instruments at amortized cost, including loan receivables and held-to-maturity ("HTM") debt securities. The Bank also applies the CECL model to certain off-balance sheet credit exposures such as undrawn loan commitments, standby letters of credit, financial guarantees, and other similar instruments. In line with Topic 326, the Bank will present credit losses on available-for-sale ("AFS") securities as a valuation allowance rather than as a direct write-down. Changes in expected credit losses are recorded through the respective credit loss allowances on the consolidated balance sheets as well as in the provision for credit losses (recoveries) in the consolidated statements of operations.
The Bank's purchased credit-impaired (“PCI”) loans outstanding as at January 1, 2020 are now classified as purchased credit deteriorated (“PCD”) loans and both the amortized cost and an allowance for expected credit losses are disclosed and included with other non-PCD loans' figures. The Bank will continue to recognize the amortization of the noncredit discount, if any, as interest income based on the yield of such assets.
The Bank has not restated comparative information previously accounted for under the incurred loss and the PCI models. The total adjustment resulting from the adoption of this methodology on the opening balance of the Bank’s accumulated deficit as at January 1, 2020 was a negative adjustment of $7.8 million relating to the Bank's loan portfolio.
Under the CECL model, the Bank collects and maintains attributes as they relate to its financial instruments that are within scope of CECL including fair value of collateral, expected performance over the lifetime of the instruments and reasonable and supportable assumptions about future economic conditions. The Bank's measurement of expected losses takes into account historical loss information and is primarily based on the product of: the respective instrument’s probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”). For AFS securities, any allowance for credit losses is based on an impairment assessment.
The Bank made the accounting policy election to write off accrued interest receivable on loans that are placed on non-accrual status by reversing the then accrued interest balance against interest income revenue.
The Bank maintains an allowance for credit losses, which in management’s opinion is adequate to absorb all estimated credit-related losses that are incurred in its lending and off-balance sheet credit-related arrangements at the balance sheet date.
Management measures expected credit losses on held-to-maturity and available-for-sale debt securities on a collective basis by major security type when similar risk characteristics exist, or failing that, on an individual basis.
For available-for-sale debt securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For debt securities available-for-sale that do not meet the aforementioned criteria, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.
Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.
The allowance for credit losses on loans is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries typically do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.
Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts as well as the Bank's internal risk rating framework. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in the current-loan specific risk characteristics such as differences in underwriting practices, vintage, portfolio mix, delinquency level, term as well as changes in environmental conditions, such as changes in macroeconomic factors and collateral values.
The allowance for credit losses is measured on a collective pool basis when similar risk characteristics exist. In each of its jurisdictions, the Bank has identified the following portfolio segments: Residential mortgages, Consumer loans (including overdrafts), Commercial loans, Commercial overdrafts, Commercial real estate loans and Credit cards. For Loans and overdrafts, Management uses a probability of default and loss-given-default model to estimate the allowance for credit losses. Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. For Credit cards, Management uses a loss rate to estimate expected credit losses.
Expected credit losses are estimated over the contractual term of the loans. The contractual term excludes potential extensions, renewals and modifications unless management has a reasonable expectation at the reporting date that the extension or renewal options included in the original contract will occur or that a troubled debt restructuring will be executed. Credit card receivables do not have stated maturities, therefore establishing a contractual term is performed by using an analytical approximation of behavior.

Fair Value
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
There were no transfers between Level 1 and Level 2 during the years ended December 31, 2020 and 2019.
Refer to "Note 17: Fair value measurements" of the audited consolidated financial statements for further detail on the judgments made in classifying instruments in the fair value hierarchy.
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
The valuation of goodwill is dependent on forward-looking expectations related to nationwide and local economic conditions and our associated financial performance. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects. We had $25.6 million as of December 31, 2020 and $24.8 million as of December 31, 2019 of goodwill, and the results of the impairment analysis for both annual periods resulted in no impairment being required.
Employee Benefit Plans
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
See "Note 11: Employee benefit plans" to our audited consolidated financial statements as at December 31, 2020 for more information on our pension plans and post-retirement medical benefit plan, along with the key actuarial assumptions.
Share-based Compensation
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

    The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk-free interest rate, expected dividend rate, the expected volatility of the share price over the life of the option and other relevant factors. The fair value of unvested share awards is deemed to be the closing price of the publicly traded Bank shares on the grant date. The fair value of time vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognized in the consolidated statements of operations reflects the number of vested shares or share options. The Bank recognizes compensation cost for awards with performance conditions if and when the Bank concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures (e.g., due to termination of employment prior to vesting).
    See "Note 21: Share-based payments" to our audited consolidated financial statements as at December 31, 2020 for more information on share-based compensation.
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
    See "Note 26: Business combinations" to our audited consolidated financial statements as at December 31, 2020 for more information on business combinations.
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
The Group Risk Committee ("GRC"):    This committee comprises executive and senior management team members and is chaired by the Group Chief Risk Officer. It provides a forum for the strategic assessment of risks assumed across the Group as a whole based on an integrated view of credit, market, liquidity, legal, regulatory and financial crime compliance, operational, cybersecurity, insurance, pension, investment, capital and reputational risks, ensuring that these exposures are consistent with the risk appetites and tolerance thresholds promulgated by the Board. It is responsible (i) for reviewing, evaluating and recommending the Group's Risk Appetite Framework, the results of the Capital Assessment and Risk Profile and recovery and resolution planning processes (including all associated stress testing performed) and the Group's key risk policies to the Board for approval; (ii) for reviewing and evaluating current and proposed business strategies in the context of our risk appetites; and (iii) for identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.
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
The second "line of defense" is provided by our Risk Management and Compliance groups, which work in collaboration with our business units to identify, assess, mitigate and monitor the risks associated with our business activities and strategies. They do this by:
•making recommendations to the GRC regarding the constitution of the Risk Appetite Framework;
•setting risk strategies that are designed to manage risk exposures assumed in the course of pursuing our business strategies and aligning them with agreed appetites;
•establishing and communicating policies, procedures and limits to control risks in alignment with these risk strategies;
•measuring, monitoring and reporting on risk levels;
•opining on specific transactions that fall outside delegated risk limits; and
•identifying and assessing emerging risks.
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
Group Compliance — This unit provides independent analysis and assurance of our compliance with applicable laws, regulations, codes of conduct and recommended best practices, including those associated with the prevention of financial crime, including money laundering and terrorist financing. It is also responsible for assessing our potential exposure to upstream risks and for providing guidance on the preparations that should be made in advance of these changes coming into effect. The Group Head of Compliance and Operational Risk reports directly to the Chairman and CEO.
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
In addition to conducting on-site reviews, the BMA utilizes a comprehensive quarterly statistical return system that enables off-site monitoring. The statistical system is consistent with Basel Committee Standards, which provides the BMA with a detailed breakdown of a bank's balance sheet and profit-and-loss accounts on both a consolidated and unconsolidated basis. This information enables the BMA to monitor the soundness of a bank's financial position and ensure that it meets certain capital requirements. For more information, see Item 4.B. "Business Overview - Supervision and Regulation - Bermuda - Supervision and Monitoring by the BMA".
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
(2)    A declared risk appetite. To ensure consistency in our risk conversations, these have been distilled into the three options set out in the following table, with each appetite designed to convey a clear strategic direction in terms of the risk/reward profile assumed:

Appetite	Definition	Profile
Conservative	Areas in which the Group avoids risk, or acts to minimize or eliminate the likelihood that the risk will occur, because we have determined the potential downside costs are intolerable; we must maintain a very strong control environment.	Our processes and controls are defensive and focus on detection and prevention.
Balanced	Areas in which the Group must constantly strike a balance between the potential upside benefits and potential downside costs of a given decision.	Exposures are only assumed when the risk can be quantified accurately and is assessed as being acceptable.
Tolerant	Areas in which the Group has a preference for disciplined risk-taking because we have determined the potential upside benefits outweigh the potential costs.	Exposures can be estimated reliably and structures, systems and processes are in place to manage them.
(3)     A statement of our governing principles relating to each risk category. This establishes the characteristics of the risks that the Bank is willing to assume and the management behaviors that we should exhibit when doing so.
(4)     Specific performance measures and tolerance thresholds in respect of each risk category, combining quantitative and qualitative targets (which are designed to reflect both forward-looking as well as historical perspectives), designed to provide executive management and the Board with an indication of the "direction" of our exposure relative to our declared risk appetite and an early warning of material adverse developments requiring remedial action.
Application of the Risk Appetite Framework
The limits, targets and thresholds used to measure performance continue to be refined by the Group Risk Management and Compliance functions in an effort to express as complete a "picture" as possible of our exposure to a given risk, relative to the stated appetite. All changes proposed pass through a formal review and approval process at both the executive management and Board levels prior to their adoption. Through this approach, the risk appetite framework sets the tone for our risk culture across the Group as a whole, influencing behaviors at all levels of the organization and reinforcing accountability for decisions taken. Many of our jurisdictional offices have developed subsidiary risk appetite frameworks in conjunction with their local risk management functions. This ensures appropriate coverage of local risk factors and the establishment of proportional tolerance thresholds. The Group Risk Management and Compliance functions have reviewed these frameworks prior to their adoption and have modified any appetites proposed that are considered to be inconsistent with the overall Group approach.
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

December 31, 2020	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing	Total	Total fair value(1)
Assets
Cash and deposits with banks	3,156	—	—	—	—	134	3,290	3,290
Securities purchased under agreement to resell	197	—	—	—	—	—	197	197
Short-term investments	494	327	2	—	—	—	823	823
Investments(2)	13	13	27	92	4,711	7	4,863	4,973
Loans(3)	4,170	39	71	652	187	42	5,161	5,193
Other assets	—	—	—	—	—	405	405	405
Total assets	8,030	379	100	744	4,898	588	14,739	14,881
Liabilities and shareholders' equity
Demand deposits	7,578	—	—	—	—	3,012	10,590	10,590
Term deposits(4)	1,584	634	344	99	—	—	2,661	2,665
Other liabilities	—	—	—	—	—	335	335	335
Subordinated capital(4)	—	—	—	171	—	—	171	170
Shareholders' equity	—	—	—	—	—	982	982	1,120
Total liabilities and shareholders' equity	9,162	634	344	270	—	4,329	14,739	14,881
Interest rate sensitivity gap	(1,132)	(255)	(244)	474	4,898	(3,741)	—
Cumulative interest rate sensitivity gap	(1,132)	(1,387)	(1,631)	(1,157)	3,741	—	—
____________________________
(1)See Item 5.A. "Operating Results - Critical Accounting Policies and Estimates - Fair Values" and "Note 17: Fair value measurements" of the audited consolidated financial statements for further detail on the determination of fair value.
(2)Investments include (i) HTM, which are carried at their amortized cost on the consolidated balance sheet, and (ii) equity securities and AFS investments, each of which are carried at fair value on the consolidated balance sheet. The fair value columns presents all classifications at their fair value.
(3)Loans are carried on the consolidated balance sheet as the principal amount outstanding, net of allowance for credit losses, unearned income, fair value adjustments arising from hedge accounting and net deferred loan fees.
(4)Term deposits and subordinated capital are carried on the consolidated balance sheet as the principal outstanding.
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
We use an interest rate risk simulation model to test the interest rate sensitivity of net interest income and the balance sheet. Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows. We also analyze the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the fair value of assets less the fair value of liabilities. The economic value of equity is a longer-term view of interest rate risk because it measures the present value of all future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to our future earnings and is used in conjunction with the analysis on net interest income. The following table summarizes simulated change in net interest income versus unchanged rates as at December 31, 2020 and December 31, 2019:

	For the year ended
	December 31, 2020		December 31, 2019
	Following 12 Months	Months 13 - 24	Following 12 Months	Months 13 - 24
+300 basis points	33.2%	42.1%	7.7%	14.0%
+200 basis points	22.6%	29.3%	5.8%	10.2%
+100 basis points	11.5%	15.4%	3.6%	5.9%
Flat rates	0.0%	0.0%	0.0%	0.0%
−100 basis points	11.9%	8.4%	(4.0)%	(7.4)%
The following table presents the change in our economic value of equity as at December 31, 2020 and December 31, 2019, assuming immediate parallel shifts in interest rates:

	For the year ended
	December 31, 2020	December 31, 2019
+300 basis points	4.5%	(7.7)%
+200 basis points	5.0%	(5.3)%
+100 basis points	4.2%	(2.0)%
Flat rates	0.0%	0.0%
−100 basis points	2.8%	(2.1)%
The differences between the change in our net interest income and economic value of equity assuming immediate parallel shifts in interests rates from December 31, 2019 to December 31, 2020 is driven by the low interest rate environment, after major central banks dropped interest rates to near zero in early 2020 in reaction to the global COVID-19 health pandemic, increasing the possibility of negative rates and a lowered deposit sensitivity to rate increases.
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
We monitor and manage our liquidity on a Group-wide basis. The treasury functions in the Group's banking operations, located in Bermuda, the Cayman Islands, Guernsey, and Jersey, manage day-to-day liquidity. The Group market risk function has the responsibility for measuring and reporting to senior management on liquidity risk positions. We manage our liquidity based on demand, commitments, specific events and uncertainties to meet current and future financial obligations of a short-term nature. Our objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to earnings enhancement opportunities in a changing marketplace. Management is responsible for establishing and monitoring liquidity targets as well as strategies to meet these targets. The Group adopts a cautious liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically, the Group manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology.
We maintained a balance sheet with loans representing 35.0% of total assets as at December 31, 2020. Further, at that date there were significant sources of liquidity within our balance sheet in the form of cash and cash equivalents, short-term investments, securities purchased under agreement to resell and investments amounting to $9.2 billion, or 62.2%, of total assets.
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

Credit Risk
Credit risk is defined as the risk that unexpected losses arise as a result of the Group's borrowers or market counterparties failing to meet their obligations to repay. Credit risk is managed through the jurisdictional CRM departments. CRM provides a system of checks and balances for our diverse credit-related activities by establishing and monitoring all credit-related policies and practices throughout the Group and assuring their uniform application. These activities are designed to diversify credit exposure on an industry and client basis, thus lessening overall credit risk. These credit management activities also apply to our use of derivative financial instruments, including foreign exchange contracts and interest rate risk management instruments, which are used primarily to facilitate client transactions.
Individual credit authority for commercial and other loans is limited to specified amounts and maturities. Credit decisions involving commitment exposure in excess of the specified individual limits are submitted to CRM and then to the GCC, which provides a forum for ongoing executive review of loan activity, establishing our credit guidelines and policies and approving selected credit transactions in accordance with our business objectives. The committee reviews large credit exposures, establishes and reviews credit strategy and policy and approves selected credit transactions. The FIC manages counterparty risk in respect of (third party) bank counterparties which do not have commercial credit relationships within the Group and also approves country exposure limits.
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
An integral part of the CRM function is to formally review past due and potential problem loans to determine which credits, if any, need to be placed on non-accrual status or charged off. The allowance for loan losses is reviewed quarterly to determine the amount necessary to maintain an adequate provision for current expected credit losses.
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
For residential mortgages, a combination of lending policy criteria, lending guidelines and underwriting are used to make a decision on applications for credit. The primary factors considered are affordability, residential status, residential history, credit history, employment history, nature of income and LTV of the residential property. In addition, confirmation of a borrower's identity is obtained and an assessment of the value of the collateral carried out prior to granting a credit facility. When considering applications the primary focus is placed on the willingness and ability to repay.
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
As valuations are conducted throughout the year, the rolling average age of the valuations is closer to 6 months than 12 months. To further ensure that valuations within the 12-month revaluation period remain appropriate measures for input into the CECL model, we: (1) compare renewal valuations to the prior valuation to track market movement; (2) back-test all sales to compare net carrying value versus any additional gain/loss at the time of sale; (3) segregate the tests described in (1) and (2) by geographic area and, where required, amend provision factors accordingly; and (4) perform a review of new valuations to ascertain such valuations' reasonableness and determine if any change in value may impact similar properties or locations where valuations are more stale-dated and require an adjustment to the CECL model.
The Bank performs an annual assessment of group residential LTV ranges as part of its stress-testing exercise for regulatory and capital-adequacy purposes. Real estate indices are not available in the Bank's primary markets and LTV values are based on standard reductions in value over time, based on observed market activity.
Generally, maximum LTV for new residential and commercial loans follow:

	Bermuda	Cayman	UK—London	Channel Islands
Residential:
Owner-occupied freehold	70%	85%	65%	80%
Owner-occupied leasehold condominium	70%	85%	65%	80%
Investment (not owner-occupied)	65%	75%	65%	80%
Raw land	50%	80%	n/a	n/a
Commercial Real Estate	65%	65%	n/a	65%
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
For its exposure to Treasury credit risk, the Group uses S&P, Fitch and Moody's as external credit assessment institutions as permitted under Basel III for sovereign, financial institutions, asset-backed securities, covered bonds and corporate risks. With regard to financial institutions and corporates, the Group's preference for a long-term rating is the senior unsecured rating. However, counterparty ratings and/or short-term deposit or commercial paper ratings are used if this is unavailable. For asset-backed securities, the issue or tranche rating is used.
Exposures
The following tables analyze the Group's regulatory credit risk exposures as at December 31, 2020 and December 31, 2019. Exposures are allocated to specific standardized exposure portfolios determined by the BMA's Revised Framework for Regulatory Capital Assessment and it is these portfolios that determine the risk weights used. These exposures include both on- and off-balance sheet exposures, with the latter shown separately after credit conversion factors have been applied.

Analysis of exposures class (in millions of $)	Average Exposure 2020	Position as at December 31, 2020	Average Exposure 2019	Position as at December 31, 2019
Cash	71.5	83.4	46.1	63.1
Claims on Sovereigns	1,697.9	2,230.7	1,036.3	1,841.3
Claims on Public Sector Entities	106.2	102.2	107.9	112.4
Claims on Corporates	819.0	741.3	662.3	783.5
Claims on Banks and Securities Firms	1,858.7	1,998.7	2,131.4	2,148.4
Securitizations	4,562.3	4,844.6	4,361.2	4,415.0
Retail Loans	242.7	236.4	229.2	268.8
Residential Mortgages	3,200.0	3,348.4	2,838.5	3,175.3
Commercial Mortgages	682.1	705.3	535.0	649.5
Past Due Loans	68.3	75.4	50.0	57.8
Other Balance Sheet Exposures	278.9	277.1	263.9	277.1
Non‑Market Related Off-Balance Sheet Credit Exposures	557.2	637.0	412.5	451.8
Market Related Off‑Balance Sheet Credit Exposures	68.4	54.5	62.1	94.8
Total	14,213.2	15,335.0	12,736.4	14,338.8

Geographic segment distribution of exposures class as at December 31, 2020 (in millions of $)	Bermuda	Cayman	Channel Islands & UK	Other	Total
Cash	44.1	39.3	—	—	83.4
Claims on Sovereigns	784.1	217.4	1,229.2	—	2,230.7
Claims on Public Sector Entities	102.2	—	—	—	102.2
Claims on Corporates	505.0	104.0	132.3	—	741.3
Claims on Banks and Securities firms	600.3	768.2	618.3	11.9	1,998.7
Securitizations	2,042.8	2,201.7	600.1	—	4,844.6
Retail Loans	94.1	77.2	65.1	—	236.4
Residential Mortgages	1,055.7	622.7	1,670.0	—	3,348.4
Commercial Mortgages	423.5	172.0	109.8	—	705.3
Past Due Loans	63.5	1.9	10.0	—	75.4
Other Balance Sheet Exposures	130.9	11.0	80.5	54.7	277.1
Non‑Market Related Off-Balance Sheet Credit exposures	190.6	281.3	165.1	—	637.0
Market Related Off-Balance Sheet Credit Exposures	29.7	7.3	17.5	—	54.5
Total	6,066.5	4,504.0	4,697.9	66.6	15,335.0

Residual maturity breakdown of exposures class as at December 31, 2020 (in millions of $)	Up to 12 months	1 ‑ 5 years	More than 5 years	No specific maturity	Total
Cash	83.4	—	—	—	83.4
Claims on Sovereigns	2,033.3	42.9	154.5	—	2,230.7
Claims on Public Sector Entities	29.7	—	72.5	—	102.2
Claims on Corporates	391.4	187.1	162.8	—	741.3
Claims on Banks and Securities firms	1,998.7	—	—	—	1,998.7
Securitizations	0.7	21.4	4,822.5	—	4,844.6
Retail Loans	157.7	64.1	14.6	—	236.4
Residential Mortgages	427.9	1,285.0	1,635.5	—	3,348.4
Commercial Mortgages	58.3	173.0	474.0	—	705.3
Past Due Loans	27.5	6.0	41.9	—	75.4
Other Balance Sheet Exposures	—	—	—	277.1	277.1
Non‑Market Related Off-Balance Sheet Credit exposures	637.0	—	—	—	637.0
Market Related Off-Balance Sheet Credit Exposures	54.5	—	—	—	54.5
	5,900.1	1,779.5	7,378.3	277.1	15,335.0
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

The factors taken into consideration when assessing concentration risk are as follows:
•single or linked counterparty;
•industry or economic sector (e.g., hospitality, property development, commercial office building investment);
•geographic region;
•product type;
•collateral type; and
•maturity date (whether of the facility or of interest rate fixes).
Counterparty Concentrations
Counterparty concentrations is the risk associated with assuming a high level of exposure to a single counterparty, the failure of which could have an adverse impact on the Group.
Large exposures are reviewed quarterly by the GRC and RPCC for the loan portfolio and the treasury/investment portfolios. Group Market Risk and Treasury work closely together on daily treasury positions and exceptions.
All large exposures and concentrations in the portfolio are reviewed and agreed by the FIC on a quarterly basis and are reported to the Board as a part of this process. The review of large exposures considers:
•facility total;
•any link with other facilities;
•total linked facility being within guidelines;
•borrower risk rating;
•security value on the facility; and
•loan-to-value percentage against minimum security covenants.
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
Product Concentration
Product concentration is defined in the context of credit risk, as an over-weighting in the portfolio to a given product type, making the Group vulnerable to the impact of a variety of external factors that could either reduce demand for the product itself or lead to an increase in the level of default rates experienced. We operate as a full service bank in Bermuda and the Cayman Islands and aim to satisfy the requirements of our customers in these communities through the range of products and services we offer. Accordingly, there is no dependence or concentration on a single product in these markets outside of the residential mortgage portfolios, which comprised 65.5% of the Group's loan book as at December 31, 2020 (compared to 62.3% as at December 31, 2019); in Bermuda, residential mortgage lending made up 52.1% of the Bermuda loan book as at December 31, 2020 (compared to 53.4% as at December 31, 2019), and loans for many purposes (education, business support, family requirements) were made in the form of residential mortgages. Product category analysis confirms that the total lending portfolio is concentrated in the property market; this has been addressed in stress testing performed.
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
Treasury
Collateral held as security for treasury assets, including investments, is determined by the nature of the instrument. Loans, debt securities, treasury and other eligible bills are generally unsecured with the exception of asset-backed securities and similar instruments, which are secured by pools of financial assets. The ISDA Master Agreement is the Group's preferred method of documenting derivative activity. It is common in such cases for a Credit Support Annex to be executed in conjunction with the ISDA Master Agreement in order to mitigate credit risk on the derivatives portfolio. Valuations are performed, agreed with the relevant counterparties, and collateral is exchanged to bring the credit exposure within agreed tolerances. The EAD value to the counterparty is measured under the standardised approach for measuring counterparty credit risk exposures method and is derived by adding the gross positive fair value of the contract (replacement cost) to the contracts potential future credit exposure, which is derived by applying a multiple base on the contracts residual maturity to the notional value of the contract, and applying an alpha of 1.4 to the sum of these components.
The following table shows the exposures to counterparty credit risk for derivative contracts as at December 31, 2020 and December 31, 2019:

(in millions of $)	Gross Positive Fair Value of Contracts as at December 31, 2020	Potential Future Credit Exposure as at December 31, 2020	Alpha as at December 31, 2020	EAD Value as at December 31, 2020	Gross Positive Fair Value of Contracts as at December 31, 2019	Potential Future Credit Exposure as at December 31, 2019	Alpha as at December 31, 2019	EAD Value as at December 31, 2019
Spot and forward foreign exchange and currency swap contracts	13.8	25.1	1.4	54.5	32.7	35.0	1.4	94.7
Securitizations
The Bank has not, to date, securitized assets that it has originated. The Bank's total exposure to purchased securitization positions as at December 31, 2020 was $4.8 billion by market value (compared to $4.4 billion as at December 31, 2019), with US government and federal agencies accounting for the majority of this exposure.
The following table provides an analysis of the Bank's investments in securitization positions by exposure type as at December 31, 2020 and December 31, 2019:

Underlying asset type (in millions of $)	Exposure Value as at December 31, 2020	Exposure Value as at December 31, 2019
US government and federal agencies	4,771.8	4,272.4
Mortgage backed securities — Retail	59.9	129.7
Asset-backed securities — Student loans	12.9	12.9
Total	4,844.6	4,415.0
A combination of ratings published by Fitch, Moody's and S&P are used to derive the external rating to be used under the standardized approach for securitization exposures.
Where more than two credit assessments are available, the two most favorable credit assessments are used and where the two most favorable assessments are different, the less favorable of the two is applied.
The following table shows the aggregate amount of the Bank's purchased securitizations as at December 31, 2020 and December 31, 2019 broken down by risk weighting:

Risk Weight % (in millions of $)	Exposure Value as at December 31, 2020	Exposure Value after Credit Risk Mitigation as at December 31, 2020	Exposure Value as at December 31, 2019	Exposure Value after Credit Risk Mitigation as at December 31, 2019
20%	4,844.6	3,025.0	4,415.0	2,035.8
50%	—	—	—	—
100%	—	—	—	—
350%	—	—	—	—
Look through to underlying assets	—	—	—	—
Total	4,844.6	3,025.0	4,415.0	2,035.8

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
Capital Adequacy Management
Effective January 1, 2015, the BMA adopted capital and liquidity requirements consistent with Basel III. These requirements are contained within the BMAs "Basel III for Bermuda Banks November 2017 Rule Update" and can be found on their website.
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
Capital Assessment and Risk Profiling
Under the requirements of the Basel II Accord as implemented by the BMA, the Group undertakes a CARP process, which is an internal assessment of all material risks to determine our capital needs. This internal assessment takes account of the minimum capital requirement and other risks not covered by the minimum capital requirement (Pillar II). Where capital is deemed as not being able to mitigate a particular risk, alternative management actions are identified and described within the CARP. The CARP is presented to the RPCC before being presented to the Board for challenge and approval and then submission to the BMA. The CARP process is performed annually or more frequently should the need arise.
A SREP is then undertaken biannually by the BMA, which is designed to assess the Group's risk profile as documented in the CARP. This assessment is used to determine and set the Individual Capital Guidance which is the minimum level of capital the Group will be required to hold until the next SREP review is conducted.

B.Liquidity and Capital Resources
Liquidity
We define liquidity as our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management.
Sources and Uses of Cash
Our primary sources of cash are (i) cash obtained from deposits, (ii) long-term debt, and (iii) cash from operations. Our primary uses are (i) the payment of our operating expenses, (ii) payment of dividends on our common shares, (iii) repayment of certain maturing liabilities, (iv) repurchase of our common shares, and (v) extraordinary requirements for cash, such as acquisitions. We had $3.3 billion of cash and cash equivalents as at December 31, 2020 and $2.6 billion as at December 31, 2019, as well as $5.9 billion and $5.8 billion, respectively, of liquid securities, the balance of which could be sold to meet liquidity requirements. In our opinion, the Bank’s working capital is sufficient for the Bank’s present requirements.
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
We continuously monitor and make adjustments to our liquidity position by adjusting the balance between sources and uses of funds as we deem appropriate. Our primary measures of liquidity include monthly cash flow analysis under ordinary business activities and conditions and under situations simulating a severe run on the Bank. The Bank strives to use a balanced liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically the Bank manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology. The results of these measures and analysis are incorporated into our liquidity contingency plan, which provides the basis for the identification of our liquidity needs. For more information, see Item 11 "Operating Results - Liquidity Risk".

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
    Effective January 1, 2015, the BMA implemented the capital reforms proposed by the BCBS and referred to as the Basel III regulatory framework. Basel III aims to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. Basel III adopts CET1 capital as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio, Liquidity Coverage Ratio ("LCR") and Net Stable Funding Ratio ("NSFR") regimes.We are now subject to the following requirements:

•CET1 ratio of at least 7.0% of RWA, inclusive of a minimum CET1 ratio of 4.5% and the new capital conservation buffer of 2.5%, but excluding the Domestic Systematically Important Bank ("D-SIB") surcharge described below;
•Tier 1 capital of at least 8.5% of RWA, inclusive of a minimum Tier 1 ratio of 6% and the new capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;
•Total capital of at least 10.5% of RWA, inclusive of a minimum total capital ratio of 8% and the new capital conservation buffer of 2.5% but excluding the D-SIB surcharge described below;
•We are considered to be a D-SIB and are subject to a 3% surcharge composed of CET1-eligible capital implemented by the BMA effective September 30, 2015. This is based upon our assessment of the extent to which we (individually and collectively with the other Bermuda banks) pose a degree of material systemic risk to the economy of Bermuda due to our role in deposit taking, corporate lending, payment systems and other core economic functions;
•Counter-cyclical buffer of up to 2.5% composed of CET1-eligible capital may be implemented by the BMA when macroeconomic indicators provide an assessment of excessive credit or other pressures building in the banking sector, potentially increasing the CET1, Tier 1 and total capital ratios by up to 2.5%. No counter-cyclical buffer has been implemented to date;
•Leverage ratio must be at 5.0% or higher;
•LCR with a minimum requirement of 100%; and
•NSFR with a minimum requirement of 100%.
The minimum capital ratio requirements set forth above do not reflect additional Pillar II add-on requirements that the BMA may impose upon us as a prudential measure from time to time. Our capital requirements remain under continuous review by the BMA pursuant to its prudential supervision and we cannot guarantee that the BMA will not seek higher total capital ratio requirements at any time.
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

The following table sets forth our capital adequacy as at December 31, 2020 and 2019 in accordance with the Basel III framework:

	As at December 31,
(in millions of $)	2020	2019
Capital
Common Equity Tier 1	816.0	848.8
Tier 1 capital	816.0	848.8
Tier 2 capital	187.1	103.2
Total capital	1,003.1	952.1
Risk Weighted Assets
Cash due from banks and investments	1,085.7	862.8
Loans	2,635.1	2,697.4
Other assets	288.0	287.4
Off-balance sheet items	217.4	282.1
Operational risk charge	842.1	768.2
Total risk-weighted assets	5,068.6	4,897.9
Capital Ratios (%)
Common Equity Tier 1	16.1%	17.3%
Tier 1 total	16.1%	17.3%
Total capital	19.8%	19.4%
Leverage ratio	5.3%	5.9%
CET 1 capital has decreased primarily due to the share repurchase activity for the year and an increase in AOCL related to employee benefit plans. Tier 2 capital increased due to the issuance of $100 million of 5.25% 10-year, fixed to floating rate subordinated debt, the proceeds of which were used to replace existing and less capital efficient subordinated debt. The increase in RWA is also driven by increased depositor funding and this has also impacted our leverage ratios. As at December 31, 2020, we were in compliance with the minimum LCR of 100% as well as the minimum NSFR of 100%.
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
On February 10, 2021, the Board approved a new common share-buy back program, authorizing the purchase for treasury of up to 2.0 million common shares. The timing and amount of repurchase transactions under the new program will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.
Total common share buy-backs for the years ending December 31, 2020, 2019 and 2018, are as follows:

	For the year ending December 31
	2020	2019	2018	Total
Acquired number of shares (to the nearest share)	3,452,000	2,293,788	1,254,212	7,000,000
Average cost per common share (in $)	25.10	35.55	38.62	30.95
Total cost (in $)	86,639,889	81,534,076	48,442,768	216,616,733
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
Dividends
During the year ended December 31, 2020, we paid cash dividends totaling $88.9 million or $1.76 (2019: $93.6 million or $1.76; 2018: $83.7 million or $1.52) for each common share on record as of the related record dates. The Board declared these dividends as a quarterly dividend of $0.44 per common share for each quarter of 2020, $0.44 per common share for each quarter of 2019, and $0.38 per common share for each quarter of 2018.
For more information, see Item 3.D. "Risk Factors – Risks Relating to the Common Shares".

Cash Flows
2020 vs. 2019
Cash due from banks was $3.3 billion as at December 31, 2020, compared to $2.6 billion as at December 31, 2019. The increase is described below by category of operating, investing and financing activities.
For the year ended December 31, 2020, net cash provided by operating activities totaled $188.2 million (2019: $248.7 million). Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Cash provided by operating activities decreased by $60.6 million from 2019 to 2020, due primarily to a decrease in net income as well as movements in other liabilities.
Net cash provided by investing activities for the year ending December 31, 2020 totaled $41.7 million, compared to cash provided by investing activities of $1,093.4 million in 2019. The $1,135.1 million decrease in cash provided by investing activities in 2020 was mainly attributable to the acquisition of ABN AMRO (Channel Islands) in 2019 which had significant deposit funding which was deployed into short term investments.
Net cash used in financing activities totaled $546.4 million in 2020, compared to net cash used in financing activities of $919.4 million in 2019. The $1,465.9 million increase is mainly due to an increase in the balance of deposits liabilities.
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
C.Research and Development, Patents and Licenses, etc.
Not applicable.
D.Trend Information
See discussion in Item 5.A. "Operating Results" for a description of the Trend information relevant to us.
E.Off Balance Sheet Arrangements
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

F.Tabular Disclosure of Contractual Obligations
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

	December 31, 2020			December 31, 2019
(in millions of $)	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	266.0	258.7	7.3	231.0	223.7	7.3
Letters of guarantee	5.4	5.4	—	7.8	7.7	0.1
Total	271.4	264.1	7.3	238.8	231.4	7.4
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

(in millions of $)	December 31, 2020	December 31, 2019
Commitments to extend credit	836.7	549.0
Documentary and commercial letters of credit	1.0	0.4
Total unfunded commitments to extend credit	837.7	549.4
Allowance for credit losses	(0.2)	—
The Bank has a facility with one of its custodians, whereby the Bank may offer up to $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31, 2020, $153.2 million (December 31, 2019: $143.6 million) of standby letters of credit were issued under this facility.
The increase in the allowance for credit losses is driven by the adoption of CECL on January 1,2020.
Contractual Obligations
The following table presents our outstanding contractual obligations as at December 31, 2020:

(in millions of $)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long term debt(1)	175.0	—	—	175.0	—
Sourcing arrangements(2)	13.0	13.0	—	—	—
Term deposits	2,660.1	2,561.6	98.5	—	—
Other obligations	40.1	18.6	17.2	4.3	—
Total outstanding contractual obligations	2,888.3	2,593.2	115.7	179.3	—
______________________________
(1)Long-term debt excludes interest and unamortized debt issuance costs.
(2)We have an outstanding contractual obligation relating to a five-year agreement entered into in November 2016 with DXC (previously HP) to supply technology infrastructure and application development management, information security and technical support for our locations in Bermuda and the Cayman Islands. Under our agreement with DXC, server management and maintenance, technology field support, application support and development and help desk functions are managed by DXC. Our obligations to DXC under this agreement amounted to $13.0 million as at December 31, 2020 (December 31, 2019: $27.6 million).
See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2020 for additional information.
Interest expense on our contractual obligations relates primarily to deposit liabilities and our long-term debt. Interest expense on customer deposits was $25.1 million for the year-ended December 31, 2020, compared to $51.5 million and $17.6 million for the years ended December 31, 2019 and 2018, respectively. Movements in interest expense on deposit liabilities are due primarily to market interest rate movements, with yearly average deposits liabilities of $12.1 billion, $11.0 billion and $9.6 billion for 2020, 2019 and 2018, respectively. The decrease in the expense is related primarily to a 26 basis point decrease in average deposit interest rates during 2020 driven by reduced market interest rates as a result of global central banks interest rate cuts in early 2020 in response to the global COVID-19 pandemic.
During the year-ended December 31, 2020, none of the interest rates on any tranches of our long-term debt reset but we issued $100 million in new long-term debt at a fixed interest rate of 5.25% and used the proceeds to repay the $45 million 2005 issuance - Series B notes which matured in July 2020 and to redeem the $25 million 2008 issuance - Series B notes in November 2020. For the year ended December 31, 2020, total interest expense decreased by $25.0 million to $34.4 million mostly due to the decreases in customer deposit interest rates driven by the global central bank interest rate cuts as noted above as well as the higher volume of long-term debt outstanding. For the year ended December 31, 2019, total interest expense increased by $34.8 million compared to 2018 mostly due to the increases in customer term deposit interest rates and the increased volume of average deposits following the acquisition of ABN AMRO (Channel Islands).

G.Safe Harbor
The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E. "Off Balance Sheet Arrangements" and 5.F. "Tabular Disclosure of Contractual Obligations".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEE

A.Directors and Senior Management
Board
Our Board oversees the affairs of the Bank. The current Board is composed of eleven members, consisting of our Chairman and Chief Executive Officer, Group Chief Financial Officer and nine non-executive independent directors. The Bank's bye-laws provide that the Board shall consist of not less than six and not more than twelve directors. The Board holds regular meetings five times per year and ad hoc meetings as necessary.
Persons may be proposed for election or appointed as directors at a general meeting either by the Board or by one or more shareholders holding shares which in the aggregate carry not less than 5% of the voting rights in respect of the election of directors. There is only a single class of director and each director holds office until the next annual general meeting.
As a foreign private issuer we are allowed to follow our "home country" corporate governance practices in lieu of the NYSE governance requirements for NYSE-listed US companies. Notwithstanding this, our Board has determined that, under current NYSE listing standards regarding independence (to which we are not currently subject), and taking into account any applicable committee standards, a majority of our Board, including Alastair Barbour, Sonia Baxendale, James Burr, Michael Covell, Mark Lynch, Conor O'Dea, Jana Schreuder, Pamela Thomas-Graham and John Wright, are independent directors.
As the regulatory environment in which we operate becomes more complex, our governance practices and the structures and methodology we use to operate the Bank continue to be of key strategic significance. With the exception of the Chairman and Chief Executive Officer and Group Chief Financial Officer, our Board is comprised entirely of Directors who are not employees of the Bank. Our Board reviews and oversees the Bank's implementation of corporate governance policies and practices in accordance with prevailing standards. The following table lists the names, positions and age of the Directors of the Bank:

Name	Age	Position
Michael Collins	57	Chairman and Chief Executive Officer
Alastair Barbour	68	Non-Executive Director
Sonia Baxendale	58	Non-Executive Director
James Burr	55	Non-Executive Director
Michael Covell	66	Non-Executive Director
Mark Lynch	59	Non-Executive Director
Conor O'Dea	61	Non-Executive Director
Jana Schreuder	62	Non-Executive Director
Michael Schrum	52	Director and Group Chief Financial Officer
Pamela Thomas-Graham	57	Non-Executive Director
John Wright	79	Non-Executive Director
Each of our directors may be reached at our registered office at: 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
Michael Collins joined the Board in September of 2015 when he was named Chief Executive Officer of the Bank. He was named Chairman in July of 2017. Prior to this appointment, Mr. Collins was Senior Executive Vice President with responsibility for all of the Bank's client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr. Collins has over 35 years' experience in financial services, having held progressively senior positions at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr. Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr. Collins holds a BA in Economics from Brown University.
James Burr joined the Board in 2016 and was named Lead Independent Director in 2018. Presently, Mr. Burr is a Managing Director in the Global Financial Services Group of The Carlyle Group, where he focuses on investing in management buyouts, growth capital opportunities and strategic minority investments in financial services. Prior to joining Carlyle, Mr. Burr served as Corporate Treasurer of Wachovia Bank, where he was responsible for activities relating to funding, investing, risk transference, balance sheet management, liquidity and capital usage. He served in various other roles at Wachovia Bank, including as Assistant Treasurer, Controller of the Corporate and Investment Bank and Management Analyst since 1992. Mr. Burr began his career at Ernst & Young, where he was a certified public accountant focused on banking and computer audit issues. Mr. Burr formerly served on the Board of Directors of Central Pacific Financial Corp. and currently serves as a Director of several private companies, including The Hilb Group, Benefit Mall, Hurst Point Topco Limited and Jen Cap Insurance Solutions.
Alastair Barbour joined the Board in 2012. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named a Partner at KPMG (Bermuda). Mr. Barbour's most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour serves as Chairman of Liontrust Asset Management plc, a Director and Chairman of the Audit Committee of Phoenix Group Holdings plc and a Director of RSA Insurance Group plc. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales.
Sonia Baxendale joined the Board in November 2020. She is currently the President and CEO of the Global Risk Institute, a think tank and consultancy that provides thought leadership and actionable insights on emerging risks within the global financial services industry. From 1992 to 2011, Ms. Baxendale held senior leadership roles within Canadian Imperial Bank of Commerce (“CIBC”), including six years as Senior Executive Vice President and President of Retail Banking and Wealth Management with responsibility for 28,000 employees serving 11 million clients in Canada, as well as investment management and business banking services for clients in the Caribbean, China and Singapore. During her time at CIBC, Ms. Baxendale also served as Executive Vice President Asset Management, Card Products & Collections, Executive Vice President Global Private Banking & Investment Management, and Managing Director of CIBC Wood Gundy, the bank’s retail brokerage arm. Prior to joining CIBC, Ms. Baxendale held progressively senior positions with Saatchi & Saatchi and American Express Canada. Ms. Baxendale serves on the Board of Directors of Foresters Financial, where she is Chair of the Human Capital and Governance Committee and a member of the Audit and Compliance Committee, and on the Board of Laurentian Bank of Canada, where she is Chair of the Risk Management Committee and a member of the Human Resources and Corporate Governance Committee . In addition, she is a Director of RSA Insurance Group Plc, where she is Chair of the Investment Committee and a member of the Audit Committee. Ms. Baxendale is the Chair of the Board of Directors of the Hospital for SickKids Foundation and serves on the Board of Trustees for Toronto’s Hospital for Sick Children, where she is a member of the Facilities Committee. She holds a Bachelor of Arts in Political Science and Economics from Victoria College, University of Toronto.
Michael Covell joined the Board in 2018. Mr. Covell currently serves as non-executive Chairman of several private companies, including Acolin, Ascot Lloyd, Sackville Capital and C Le Masurier Limited. Previously, Mr. Covell was Chairman of the Tilney Group and Hawksford International. He was also a Director of the International Property Securities Exchange and Leeds Castle Foundation. Mr. Covell retired from Goldman Sachs in 2008, where he was a Managing Director of their European Private Wealth Management Division. Prior to Goldman Sachs, he was a senior partner at Rawlinson & Hunter, an international accountancy firm. Mr. Covell is a Fellow of the Institute of Chartered Accountants in England and Wales, and Member of the Society of Trust & Estate Practitioners.
Mark Lynch joined the Board in 2019, and is an investment manager and analyst with a specialization in financial services. Until June 30, 2019, he was a partner of Boston-based Wellington Management Co., where he had served as the firm’s senior financial services analyst since 1994 and a partner since 1996. He was also a portfolio manager of mutual funds, hedge funds, and institutional portfolios over that period. Prior to joining Wellington, Mr. Lynch was a US regional bank analyst with Lehman Brothers and Bear Stearns. He holds a degree in European History from Harvard College.
Conor O'Dea joined the Board in 2016 following his retirement as the Group's President & Chief Operating Officer and Managing Director of Butterfield Bank (Cayman) Limited. He joined Butterfield in 1989 and was named Managing Director, Butterfield Bank (Cayman) Limited in 1997. In 2010, he was named Senior Executive Vice President, Caribbean, and in 2011 Senior Executive Vice President, International Banking. Mr. O'Dea is a Chartered Accountant who has worked in the financial services industry in the Cayman Islands and internationally for over 30 years. He is Chairman of Cayman Finance (a financial services industry group) and is a past President of the Cayman Islands Chamber of Commerce and the Cayman Islands Bankers Association. Mr. O’Dea serves as a Director of several listed and private companies, including BF&M Limited and Digicel Cayman Limited. Mr. O’Dea holds a Bachelor of Commerce degree from the University College Dublin and has been a Fellow of the Institute of Chartered Accountants in Ireland since 1995.
Jana Schreuder joined the Board in August 2020. She is an experienced executive who most recently served as Executive Vice President and Chief Operating Officer of Northern Trust Corporation, a role from which she retired in 2018. Ms. Schreuder joined Northern Trust in 1980 and during her tenure held multiple roles as a member of the executive management team, including: the President of Wealth Management from 2011 through 2014; President of Operations & Technology from 2007 through 2010; and Chief Risk Officer from 2005 through 2006. Ms. Schreuder currently serves as a Director and Compensation Committee member of Blucora, Inc. Since 2008, Ms. Schreuder has served as a Board member and Chair of the Compensation Committee for Entrust Datacard Group. From 2016 to 2018, Ms. Schreuder was a member of the Board of Directors of LifePoint Health. Ms. Schreuder received her Bachelor of Business Administration degree from Southern Methodist University and a Master’s degree in finance and marketing management from Northwestern University's Kellogg Graduate School of Management. Ms. Schreuder is a member of the Global Strategy Committee and New York Chapter of Women Corporate Directors and the National Association of Corporate Directors.
Michael Schrum joined the Board in April 2020 and has served as the Bank’s Group Chief Financial Officer since September 2015. He was previously Chief Financial Officer at HSBC Bank Bermuda. Mr. Schrum has more than 25 years of financial services experience in London, New York and Bermuda, mainly in banking, insurance and tax. He joined HSBC in Bermuda in 2001 and held progressively more senior positions within the bank’s Commercial Banking, Strategy, and Finance divisions. He is a Chartered Financial Analyst and a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Schrum holds Master’s (University of London) and Bachelor’s (Southern Denmark Business School) degrees in Economics. Mr. Schrum is also Chairman of the Bermuda Foundation and the Royal Danish Consul in Bermuda.
Pamela Thomas-Graham joined the Board in 2017. She is the Founder and Chief Executive Officer of Dandelion Chandelier LLC, a private digital media enterprise focused on the intersection of luxury, marketing and technology. Prior to establishing Dandelion Chandelier, Ms. Thomas-Graham spent six years with Credit Suisse where she served as Chief Talent, Branding and Communications Officer, and Chief Marketing and Talent Officer & Head of Private Banking and Wealth Management New Markets. From 2008 to 2010, she was Managing Director of private equity firm, Angelo, Gordon & Company, leading the firm’s investments in the consumer and retail sectors. Before assuming leadership roles in financial services, Ms. Thomas-Graham was Senior Vice President, Global Brand Development and Group President, Apparel Brands at Liz Claiborne (now Kate Spade & Company) where she was responsible for the P&L of 18 global brands. Prior to joining Liz Claiborne, she spent six years at NBC Universal, where she served as President and Chief Executive Officer of CNBC.com, and later President and Chief Operating Officer, and Chairman, President and Chief Executive Officer of CNBC. Ms. Thomas-Graham began her career at global consulting firm McKinsey & Company in 1989, and became the firm’s first African-American female partner in 1995. She serves as a Director for several private and listed companies, including as the Lead Independent Director for Clorox, a Director and member of the Audit Committee of Norwegian Cruise Line Holdings Limited and a Director of Peloton Interactive. Ms. Thomas-Graham holds Bachelor of Arts in Economics, Masters of Business Administration, and Doctor of Law degrees from Harvard University.
John Wright joined the Board in 2002. Mr. Wright served as a non-executive director of Butterfield UK from 2001 through 2014. Mr. Wright retired as chief executive of Clydesdale & Yorkshire Banks in 2001. Mr. Wright’s career in commercial banking spans over 43 years and includes assignments in the UK, India, Sri Lanka, West Africa, Canada, Hong Kong and the United States. He is a visiting Professor at Heriot-Watt University Business School and he serves on the Board of Directors of several public and private U.K. and overseas companies, including Dhofar Insurance Company, LLC, where he serves on the Audit Committee, XM International Associates Limited, where he serves as Chairman of the Advisory Board, and Rasmala UK Limited. He is also a past President of the Irish Institute of Bankers and a past Vice President of the Chartered Institute of Bankers in Scotland. Mr. Wright was educated at Daniel Stewart's College Edinburgh.

Executive Management Team
The Group's current executive management team is as follows:

Name	Age	Position
Michael Collins	57	Chairman and Chief Executive Officer
Andrew Burns	42	Group Head of Human Resources
Kevin Dallas	42	Group Head of Marketing and Communications
Bri Hidalgo	41	Group Head of Compliance and Operational Risk
Michael McWatt	55	Managing Director, Cayman
Shaun Morris	60	General Counsel, Group Chief Legal Officer
Michael Neff	57	Managing Director, Bermuda and International Wealth
Jane Pearce	51	Group Head of Trust
Richard Saunders	51	Managing Director, Channel Islands and the UK
Michael Schrum	52	Group Chief Financial Officer
Sabeth Siddique	58	Group Chief Risk Officer
Each member of our executive management team may be reached at our registered office at 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
Andrew Burns was named Group Head of Human Resources in September 2020. He was previously Group Head of Internal Audit from 2016, and became a member of the Executive Committee in October 2017. Mr. Burns has more than 19 years of progressive leadership experience in the financial services sector, having begun his career with PricewaterhouseCoopers’ financial services group in Australia. He first joined the Butterfield Group of companies in the Fund Services subsidiary in Bermuda, before transferring to the Internal Audit team in 2007, where he has held progressively senior management roles. Mr. Burns is a Chartered Accountant and a Certified Internal Auditor. He holds a Bachelor of Commerce degree from the University of Melbourne, Australia.

Kevin Dallas joined Butterfield as Group Head of Marketing and Communications in October 2020. Mr. Dallas was previously Chief Executive Officer at the Bermuda Tourism Authority from 2017 to 2020, overseeing the strategy, operations, and financial management of Bermuda’s independent public authority, which focuses on delivering economic growth through tourism. Prior to that he was Chief Product and Marketing Officer at Worldpay Group plc (2013 to 2016), and spent 13 years at Monitor Group LLP and Bain & Company Inc., as a Partner, in London and Johannesburg. Mr. Dallas holds a Bachelor of Arts degree in Economics from Brown University.

Bri Hidalgo joined Butterfield as Group Head of Compliance and Operational Risk in September 2020. Before joining Butterfield, Ms. Hidalgo spent 14 years with Wells Fargo Bank in compliance and risk management roles, with her most recent role having been Chief Risk Officer, Wealth & Investment Management. Prior to joining Wells Fargo, she worked in senior risk management and compliance roles at Wachovia Securities and First State Investments in the US and the UK. Ms. Hidalgo holds a Bachelor of Science degree from San Francisco State University.
Michael McWatt currently serves as Managing Director for Butterfield Bank (Cayman) Limited, with responsibility for the overall operations of the bank in the Cayman Islands.  Mr. McWatt joined the Group in 1999 and was appointed Managing Director in 2016.  He has held progressively senior leadership positions with the Group, including Deputy Managing Director, EVP Group Head of Community Banking and SVP Group Chief Credit Officer.  Mr. McWatt is a career banker with more than 30 years of experience in Canada, Bermuda and the Cayman Islands.  Mr. McWatt previously held progressively senior positions in Corporate Banking and Risk Management in Canada.  Mr. McWatt holds a BA in Economics from McMaster University, an Honors Commerce Degree from University of Windsor and is a graduate of the Ivey Executive Program at Western University. He is a Director and past president of the Cayman Islands Bankers’ Association and is a Director of Cayman Finance.
Shaun Morris currently serves as General Counsel and Group Chief Legal Officer. Mr. Morris joined the Group as General Counsel and Group Chief Legal Officer in 2012. From 2005 to 2012, Mr. Morris was the Managing Partner of Appleby's Bermuda Office. Appleby is one of the largest offshore law and fiduciary groups operating in Bermuda. Prior to joining the Group, Mr. Morris spent his entire professional career at Appleby and was a Partner in the Banking and Asset Finance team in Bermuda. In that role, he practiced corporate and commercial law, specializing in shipping, capital markets, mergers & acquisitions and project finance. Mr. Morris holds an MA (Economics) from Dalhousie University in Canada and a Bachelor of Laws from the London School of Economics & Political Science. He is currently a member of the Bermuda Bar Association.
Michael Neff currently serves as Managing Director, Bermuda and International Wealth. He previously served as the Bank's Group Head of Wealth Management. Mr. Neff has over 30 years’ experience in financial services, having held senior roles in wealth management, commercial banking, and client services. He began his career at Chemical Bank’s Private Banking Group where he ultimately served on the Executive Committee and led relationship management across the group. Mr. Neff then led the implementation of the global wealth management client relationship model at Citibank’s Private Bank before leaving to establish AnswerSpace Inc., a financial planning technology consultancy in 1998. He went on to found Monetaire Inc., a leading provider of financial and investment planning software that was acquired by the RiskMetrics Group. At RiskMetrics, he initially served as Global Head of Wealth Management, rising to become Co-Head of the firm’s Global Financial Risk Management business in 2009. Mr. Neff holds a Bachelor of Arts from Middlebury College and a Master of Business Administration from Columbia Business School.
Jane Pearce joined Butterfield as Group Head of Trust in 2020 with responsibility for the delivery of the Group Trust strategy and value proposition across all jurisdictions. Ms. Pearce began her career with Ernst & Young and has extensive experience of administering and accounting for complex investment structures. Prior to joining Butterfield, she was Regional Managing Director of Vistra’s UK, Ireland and Channel Islands businesses. From 2006 to 2014 she was a Partner and Group Director of the Ogier Group, one of the largest offshore law and fiduciary firms at the time. Ms. Pearce has been named in the Citywealth Leaders List, the IFC Powerwomen Top 200, and e-private Clients 50 Most Influential. She is a Fellow of the Association of Chartered Certified Accountants, and holds degrees from Teesside University and the Scottish School of Physical Education, and is a member of the Institute of Directors.
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

Sabeth Siddique joined Butterfield as Group Chief Risk Officer in September 2020. Mr. Siddique has over 30 years experience in risk management and banking. He was formerly Assistant Director in Banking Supervision and Regulation with the Federal Reserve Board in Washington DC and has also held senior level positions with money center and regional banks in the US and Asia as well as management consulting experience with a leading global consulting firm. Mr. Siddique holds a Master of Business Administration degree from Carnegie Mellon University, and a Bachelor of Science degree in Chemical Engineering from Rutgers University.

B.Compensation
Senior Management and Director Compensation
In 2020, senior management included the following executives: Michael Collins, Elizabeth Bauman (retired September 2020), Andrew Burns, Kevin Dallas, Bri Hidalgo Siân Dalrymple (retired September 2020), Michael McWatt, Shaun Morris, Michael Neff, Jane Pearce, Richard Saunders, Michael Schrum and Sabeth Siddique. Our compensation program is designed to reward and retain senior management and includes base salary, annual short-term cash and equity incentive compensation, long-term equity incentive compensation and miscellaneous employee benefits and fringe benefits (including, among others, executive medical benefits). In 2020, our compensation program for directors was comprised of an annual cash retainer and an equity grant. None of our directors has entered into service contracts with the Group that provide for benefits upon the termination of their service as a director.
The CEO is required to own a minimum aggregate value of our common shares equal to five times base salary. Eligible stock includes vested shares, unvested restricted shares, and other stock held by the CEO. The intrinsic value of vested or unvested stock options is not considered eligible stock. The CEO complies with this requirement. If the market value of the CEO’s common stock falls below the requirements, the CEO must retain 50% of the shares he receives as compensation until he achieves the specified ownership level.
Effective April 2020, senior management are required to own a minimum aggregate value of our common shares equal to two times base salary by December 31, 2022, or within five years following first appointment. Eligible stock includes vested shares, unvested restricted shares, and other stock held by senior management. The intrinsic value of vested or unvested stock options is not considered eligible stock. If the market value of senior managements common stock falls below the required threshold, senior management must retain 50% of the shares they receive as compensation until they achieve the specified ownership level. All members of senior management currently or intend to comply with this requirement.
The aggregate amount of compensation, including the value of in-kind benefits, paid to our directors and senior management during fiscal year 2020 was $19.8 million. During 2020, the Group did not sponsor any deferred compensation plans (other than the equity compensation programs described below) and no amounts were set aside or accrued to provide pension, retirement or similar benefits to directors or senior management, other than employer matching contributions to retirement accounts on terms applicable to employees generally.
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
Equity Compensation
The Group sponsors two equity incentive plans in which our senior management and directors have been or are eligible to participate: the 2010 Omnibus Share Incentive Plan (the "2010 Plan") and the 2020 Omnibus Share Incentive Plan (the "2020 Plan") which was approved and adopted by the Board on April 30, 2020. The Group no longer grants equity awards under the 1997 Stock Option Plan for Employees (the "1997 Plan") and all remaining unvested stock options under the 1997 Plan expired in 2019. The Group previously granted equity awards under the 2010 Plan, which plan was replaced with the adoption of the 2020 Plan. Awards granted pursuant to the 2010 plan prior to the adoption of the 2020 Plan that remain outstanding will continue to be governed by the 2010 Plan, but no new awards are issued thereunder. The Group currently grants restricted stock unit and performance-vesting restricted stock unit awards under the 2020 Plan. As at December 31, 2020, in the aggregate, our members of senior management held 641,007 restricted stock units (assuming that performance with respect to performance-vesting restricted stock unit awards is satisfied at target levels) and no options.
Senior management participates in our long-term equity incentive compensation program. During 2020, our compensation committee granted annual restricted stock unit and performance-vesting restricted stock unit awards under our 2010 and 2020 Plans. Restricted stock unit awards granted in 2018, 2019 and 2020 were granted (i) under our long-term equity incentive compensation program in the form of performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date, and (ii) under the omnibus programs in the form of time-based restricted stock units, generally vesting in three equal installments on the first three anniversaries of the date of grant. Certain members of senior management also participate in our 2010 and 2020 Executive Stock Purchase Plan, which allows participants to borrow against their common shares held in a restricted account to purchase common shares.
During calendar year 2020, in the aggregate, our compensation committee granted senior management 317,156 restricted stock units (which includes restricted stock unit awards granted under both the annual bonus program and long-term equity incentive compensation, and assumes that performance with respect to performance-vesting restricted stock unit awards is satisfied at target levels).

C.Board Practices
The Bank's bye-laws authorize the Board to delegate certain of its duties to committees of directors. The principal board committees are the: (1) Audit Committee, (2) Risk Policy & Compliance Committee, (3) Corporate Governance Committee, (4) Compensation & Human Resources Committee, and (5) Executive Committee. Members of committees are appointed by, from and among the non-executive members of the Board (other than the Executive Committee which includes our Chairman and Chief Executive Officer and Group Chief Financial Officer). The responsibilities and compositions of these committees are described below.
Audit Committee
Our Audit Committee, on behalf of the Board, monitors: (1) the integrity of the financial reports and other financial information provided by the Group to any governmental body or the public; (2) the independent auditor's qualifications and independence; (3) the performance of the Group's internal audit function and the independent auditors; (4) compliance with legal and regulatory requirements; (5) the Group's system of internal controls regarding finance, accounting, legal and ethics as established by management and the Board; and (6) the Group's auditing, accounting and financial reporting processes generally. Subject to shareholder approval, the Audit Committee has responsibility for the appointment or replacement of the independent auditor and for the compensation and oversight of the work of the independent auditor. In addition, the Audit Committee is responsible for approving all audit services, internal control-related services and permitted non-audit services. With respect to internal controls, the Audit Committee reviews and evaluates any major issues as to the adequacy of the Bank's internal controls, and any major control deficiencies or changes in internal controls over financial reporting are discussed with the Bank's management and the independent auditor. With respect to financial reporting, the Audit Committee consults with management, the independent auditor and the internal auditors about the integrity of the financial reporting process, reviews significant financial reporting risk exposure and management's responses, reviews significant auditor findings and establishes and reviews procedures for the receipt, retention and treatment of complaints about accounting and auditing matters, and reviews and recommends for the Board's approval the Group's financial reports.
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
The members of the Audit Committee are appointed by the Board upon the recommendation of the Corporate Governance Committee. The Audit Committee's membership is as follows:

Name	Position
Alastair Barbour	Chairperson
Sonia Baxendale	Member
Mark Lynch	Member
Pamela Thomas-Graham	Member
John Wright	Member
Mr. Barbour qualifies as the Audit Committee financial expert.
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
The Risk Policy & Compliance Committee’s membership is as follows:

Name	Position
Conor O'Dea	Chairperson
James Burr	Member
Mark Lynch	Member
Jana Schreuder	Member
Corporate Governance Committee
The Corporate Governance Committee, on behalf of the Board, reviews the effectiveness and performance of the Board as a whole, each Board committee and the boards and board committees of the Bank's subsidiaries in accordance with the corporate governance guidelines and policies of the Group. This committee acts as the nomination committee for the Board. The principal duties of the Corporate Governance Committee include reviewing and recommending to the Board membership criteria and director nominees, membership of the Board’s committees and matters relating to the performance, diversity and independence of directors. The Corporate Governance Committee oversees questions of director independence and conflicts of interest, induction and ongoing training for directors and the Board’s corporate governance policies and procedures. The Corporate Governance Committee also recommends director compensation and reviews and approves related-party transactions.
The Corporate Governance Committee's membership is as follows:

Name	Position
Pamela Thomas-Graham	Chairperson
Sonia Baxendale	Member
Michael Covell	Member
Conor O'Dea	Member
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
The Compensation & Human Resources Committee's membership is as follows:

Name	Position
James Burr	Chairperson
Alastair Barbour	Member
Michael Covell	Member
Jana Schreuder	Member
John Wright	Member
Executive Committee
The Executive Committee may act on behalf of the Board to approve certain matters requiring immediate action in the intervals between regularly scheduled Board meetings when it is not possible to convene a full Board meeting. The other principal duties of the Executive Committee are to monitor the progress of, and provide guidance on, important Group initiatives. The Executive Committee's membership is comprised of the Chairman and Chief Executive Officer, the Group Chief Financial Officer, the chair of the Corporate Governance Committee, the chair of the Audit Committee, the chair of the Risk Policy & Compliance Committee and the chair of the Compensation & Human Resources Committee. The Chairman of the Board serves as the chair of the Executive Committee.
The Executive Committee's membership is as follows:

Name	Position
Michael Collins	Chairperson
James Burr	Member
Alastair Barbour	Member
Conor O'Dea	Member
Michael Schrum	Member
Pamela Thomas-Graham	Member
Governance of Geographical Segments
Our banking business operates in three geographical segments — Bermuda, the Cayman Islands, and the Channel Islands and the UK— and each geographical segment utilizes operating subsidiary companies of the Bank within these jurisdictions. See Item 4.B. "Business Overview - Our International Network and Group Structure", which presents the corporate structure chart of our principal subsidiaries as at December 31, 2020. Our principal operating subsidiaries are each regulated by their respective geographical regulator and are fully capitalized as stand-alone operating companies, each with its own board of directors consisting of both executive and non-executive independent directors. Guidance on general corporate governance, board sub-committee structuring, and the various governance policies and procedures of the operating subsidiaries is determined at the Group level.
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
The Risk Policy & Compliance Committee oversees our enterprise-wide risk management framework, including cybersecurity risk, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. The Risk Policy & Compliance Committee also reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks we face, including the risk appetite metrics developed by management and approved by the Board. The Audit Committee of the Board is responsible for overseeing risks associated with financial, accounting and legal matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting), reviewing and discussing generally the identification, assessment, management and control of our risk exposures on an enterprise-wide basis and engaging as appropriate with the Risk Policy & Compliance Committee to assess our enterprise-wide risk framework. The Compensation & Human Resources Committee of the Board has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our

Compensation & Human Resources Committee, in conjunction with our Chairman and Chief Executive Officer, Group Head of Human Resources and Group Chief Risk Officer and other members of our management as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Corporate Governance Committee of the Board oversees risks associated with the independence of the Board and potential conflicts of interest.
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
D.Employees
As at December 31, 2020, 2019 and 2018, we had the following employees:

	As at December 31,
	2020	2019	2018
Per segment:
Bermuda	449	520	572
Cayman Islands	236	296	277
Channel Islands and the UK	363	425	331
Other Segment	266	271	193
Total per full-time equivalency basis	1,314	1,512	1,373

Of which:
Full-time and part-time employees	1,258	1,389	1,274
Temporary employees	56	123	99
Total per full-time equivalency basis	1,314	1,512	1,373
The decrease from 2019 to 2020 was as a result of the COVID-19 related cost restructuring program, which included voluntary separation, early retirement and redundancies across all operating segments. The increase from 2018 to 2019 was a result of the Halifax service center expansion and the ABN AMRO (Channel Islands) acquisition.
We have not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements.

E.Share Ownership
See Item 7.A. "Major Shareholders".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our common shares as at February 15, 2021, unless noted otherwise, in each case by: each person or entity known by us to beneficially own 5% or more of our issued and outstanding common shares; each of our directors and executive officers individually; and all of our directors and executive officers as a group. As at February 15, 2021, we had approximately 50 million common shares issued and outstanding.

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

Name of beneficial owner	Number of common shares beneficially owned	Beneficial ownership percentage
Major Shareholders:
Davis Selected Advisers, L.P.(1)	4,022,478	8.0%
Blackrock, Inc. (2)	2,548,153	5.1%

Directors and Executive Officers:
Alastair Barbour	14,266	*
Sonia Baxendale	225	*
Andrew Burns(3)	9,922	*
James F. Burr(4)	4,911	*
Michael Collins(5)	107,456	*
Michael Covell	4,007	*
Kevin Dallas	—	*
Bri Hidalgo	2,140	*
Mark Lynch(6)	176,933	*
Michael McWatt(7)	20,176	*
Shaun Morris(8)	23,753	*
Michael Neff(9)	41,851	*
Conor O'Dea	64,169	*
Jane Pearce	2,075	*
Richard Saunders(10)	10,574	*
Jana Schreuder	2,574	*
Michael Schrum(11)	92,792	*
Sabeth Siddique	—	*
Pamela Thomas-Graham	4,308	*
John R. Wright(12)	13,977	*
All directors and executive officers as a group (20 persons)	596,109	*
*    Indicates less than 1%
(1)    Based on the Schedule 13G/A filed on February 12, 2021 by Davis Selected Advisers, L.P., which reported that as at December 31, 2020, Davis Selected Advisers, L.P. beneficially owned 4,022,478 common shares, with sole voting and dispositive power over all such shares. The business address of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756.
(2)    Based on the Schedule 13G filed on February 2, 2021 by Blackrock, Inc., which reported that as at December 31, 2020, Blackrock, Inc. beneficially owned 2,548,153 common shares, with sole voting over 2,490,080 of such shares and sole dispositive power over all such shares. The business address of Blackrock, Inc. is 55 East 52nd Street, New York, NY 10055.
(3)    Consists of (i) 8,750 ordinary shares and (ii) 1,172 ordinary shares underlying restricted stock that will vest within 60 days of February 15, 2021.
(4)    Consists of (i) 4,007 ordinary shares held by Mr. Burr directly and (ii) 904 ordinary shares held by Wells Fargo over which Mr. Burr exercises voting and dispositive control.
(5)    Consists of (i) 95,087 ordinary shares and (ii)12,369 ordinary shares underlying restricted stock that will vest within 60 days of February 15, 2021.
(6)    Consists of (i) 176,133 ordinary shares held by Mr. Lynch directly and (ii) 800 ordinary shares held by a family member over which Mr. Lynch exercises voting and dispositive control
(7)    Consists of (i) 18,263 ordinary shares and (ii) 1,913 ordinary shares underlying restricted stock that will vest within 60 days of February 15, 2021.
(8)    Consists of (i) 21,032 ordinary shares and (ii) 2,721 ordinary shares underlying restricted stock that will vest within 60 days of February 15, 2021.
(9)    Consists of (i) 39,757ordinary shares and (ii) 2,094 ordinary shares underlying restricted stock that will vest within 60 days of February 15, 2021.
(10)    Consists of (i) 8,853 ordinary shares and (ii) 1,721 ordinary shares underlying restricted stock that will vest within 60 days of February 15, 2021.
(11)    Consists of (i) 86,296 ordinary shares and (ii) 6,496 ordinary shares underlying restricted stock that will vest within 60 days of February 15, 2021.
(12)    Consists of 13,977 ordinary shares held jointly with his spouse.

        The shareholders listed above do not have voting rights that are different from those held by any other holder of common shares of the Bank. As at January 31, 2021, approximately 83% of our common shares were held by holders and/or Custodians of record located in the United States, and there were approximately 253 holders of record of our common shares located in the United States. As at January 31, 2021, approximately 16% of our common shares were held of record by holders located in Bermuda, and there were approximately 4,125 holders of record of our common shares located in Bermuda.
B.Related Party Transactions
See "Note 27: Related party transactions" to our audited consolidated financial statements as at December 31, 2020 for information on transactions with related parties and with directors and executive officers.
Employment Agreements
The Group has entered into employment agreements with senior management. The compensation paid in 2020 to senior management under the employment agreements is described above under Item 6.B. "Compensation". The senior management employment agreements generally provide for terms and conditions of employment, including the payment of a base salary, participation in the Group’s short and long-term incentive compensation programs, notice provisions, severance benefits, change in control, double-trigger equity award vesting and participation in the Group’s health, welfare and retirement programs available to all senior executives. For certain members of senior management, the employment agreements also provide for executive life insurance and participation in the Group’s share purchase programs.
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
C.Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION

Refer to Part III, Item 17 for the Consolidated Financial Statements and Notes to the Consolidated Financial Statements

A.Consolidated Statements and Other Financial Information
Refer to Part III, Item 17 for the Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

Legal Proceedings
From time to time we are a party to various litigation matters incidental to the conduct and in the ordinary course of our business.
As publicly announced, in November 2013, the US Attorney's Office for the Southern District of New York ("USAO") applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The purpose of these Summonses was to identify US persons who may have been using our banking, trust, or other services to evade their own tax obligations in the US. The Bank has been cooperating with the US authorities in their ongoing investigation.
Although we are unable to determine the amount of financial consequences, fines and/or penalties resulting from this tax compliance review, we have recorded as at December 31, 2020, a provision of $5.5 million (December 31, 2019: $5.5 million). As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the provision. The provision is included on the consolidated balance sheets under other liabilities.

Dividend Policy

It is our intention to pay a quarterly dividend subject to the requisite approvals. There can be no assurance, however, that we will pay any dividend for any given period, and the declaration of dividends remains subject to the approval of our Board and receipt of a letter of no objection from the BMA.

Although we currently expect to pay dividends according to our dividend policy, we may elect not to pay dividends. Any declarations of dividends will be at the discretion of the Board and will be subject to the receipt of a letter of no objection from the BMA. Such dividends may be declared and paid by the Board only as permitted under applicable law. In determining the amount of any future dividends, the Board may take into account: (1) our financial results; (2) our available cash, as well as anticipated cash requirements (including debt servicing); (3) our capital requirements, including the capital requirements of our subsidiaries; (4) contractual, legal, tax and regulatory restrictions on, and implications of, the payment of dividends by us to our shareholders; (5) general economic and business conditions; (6) restrictions applicable to us and our subsidiaries under Bermuda and other applicable laws, regulations and policies, including the requirement to obtain a letter of no objection from the BMA for the payment of dividends on our common shares; and (7) any other factors that the Board may deem relevant. Therefore, there can be no assurance that we will declare or pay any dividends to holders of the common shares, or as to the amount of any such dividends. See Item 3.D "Risk Factors - Risks Relating to the Common Shares".

Our Historical Dividends

Since 2013 we have declared and paid dividends on a quarterly basis. For the year ended December 31, 2020, we declared four quarterly dividends of $0.44 per quarter totaling $1.76 for each common share held on record as of the applicable record dates.

The following table sets forth dividends per share paid per common share during the periods indicated.

	Year ended December 31,
	2020	2019	2018
(in $, unless otherwise indicated)
Period
First Quarter	0.44	0.44	0.38
Second Quarter	0.44	0.44	0.38
Third Quarter	0.44	0.44	0.38
Fourth Quarter	0.44	0.44	0.38
Total dividends per common share	1.76	1.76	1.52
Total dividends per common share as a percentage of earnings per share (in %)	60.5%	52.9%	42.8%

On February 10, 2021, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 10, 2021 to shareholders of record on February 24, 2021.

B.Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2020.

ITEM 9. THE OFFER AND LISTING
A.Offering and Listing Details
The Bank's common shares trade on the New York Stock Exchange under the symbol "NTB" and on the Bermuda Stock Exchange under the symbol "NTB.BH".
B.Plan of Distribution
Not applicable.
C.Markets
The Bank's common shares began trading on the New York Stock Exchange under the symbol "NTB" on September 21, 2016 and on the Bermuda Stock Exchange under the symbol "NTB.BH" on February 2, 1971.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital
Not applicable.
B.Memorandum and Articles of Incorporation
Information can be found in the following Exhibits:
• 1.1 Amended and Restated Bye-laws of The Bank of N.T. Butterfield & Son Limited (incorporated by reference to Exhibit 1.1 to the registrants Annual Report on Form 20-F for the year ended December 31, 2018)
•1.2 The N.T. Butterfield & Son Bank Act, 1904 (incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
•2.2 Description of Securities
C.Material Contracts
We have not entered into any material contracts outside the ordinary course of business within the last two years.
D.Exchange Controls
Refer to Item 4.B. "Business Overview - Supervision and Regulation".
E.Taxation
Bermuda Tax Considerations
Under Bermuda law, there are currently no stamp or documentary taxes, duties or similar taxes in connection with a conveyance or transfer on sale, or a conveyance or transfer to effect or having the effect of a voluntary disposition inter vivos or any agreement for the lending and borrowing of the Bank's shares which are listed on the BSX or NYSE.
We are not required by any Bermuda law or regulation to make any deductions or withholdings in Bermuda from any payment we may make in respect of the Bank's shares. However, during 2018 the Bermuda Tax Reform Commission proposed the introduction of a withholding tax on interest and dividend income, amongst other reforms. The Bermuda government has not introduced this tax as yet. In January 2021, the Bermuda Government passed the Tax Reform Commission Amendment Act 2021, which allows the Minister of Finance to appoint a further Tax Reform Commission. The Bermuda Government has announced that it expects to form a new Tax Reform Commission in 2021, with such commission to report on tax reform within six months of creation. This new Tax Reform Commission may reiterate the 2018 commission’s recommendation for a withholding tax on interest and dividend income, but it is unclear what changes will be proposed to Bermuda’s system of taxation, as well as whether or not such changes will be implemented and on what terms. If additional taxes are introduced, whether in the form of withholding or otherwise, there may be an impact on holders of the Bank’s shares, along with an increase in our compliance obligations.
Furthermore, Bermuda currently has no corporate or capital gains taxes.
Material US Federal Income Tax Consequences
This section describes the material US federal income tax consequences of owning and disposing of common shares of the Bank. It applies solely to US shareholders (as defined below) that hold shares as capital assets for US federal income tax purposes. This section does not describe all of the tax consequences that may apply to members of a special class of holders subject to special rules, including:
•a dealer in securities or foreign currencies;
•a regulated investment company;
•a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•a tax-exempt organization;
•a bank, an insurance company, or any other financial institution;
•a person that actually or constructively owns 10% or more, by vote or value, of the Bank;
•a person that holds the Bank's common shares as part of a straddle or a hedging, conversion, or other risk reduction transaction for US federal income tax purposes;
•a person that purchases or sells common shares as part of a wash sale for tax purposes;
•an entity classified as a partnership for US federal income tax purposes; or
•a person whose functional currency is not the US Dollar.
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

US Shareholders
For the purposes of this discussion, a "US shareholder" is a beneficial owner of common shares that is:
•an individual that is a citizen or resident of the United States,
•a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia,
•an estate whose income is subject to US federal income tax regardless of its source, or
•a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorized to control all substantial decisions of the trust.
Passive Foreign Investment Company Considerations
Special adverse US federal income tax rules apply if a US shareholder holds shares of a company that is treated as a PFIC for any taxable year during which the US shareholder held such shares. This conclusion is a factual determination that is made annually and thus may be subject to change. A foreign corporation will be considered a PFIC with respect to a US Shareholder for any taxable year if (i) at least 75% of its gross income for the taxable year is passive income, or (ii) at least 50% of the value, determined on the basis of a quarterly average, of its assets is attributable to assets that produce or are held for the production of passive income (the "asset test"). Passive income for this purpose generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% (by value) of the shares or stock of another corporation, the foreign corporation is treated, for purposes of the PFIC tests, as owning a proportionate share of the other corporation's assets and receiving its proportionate share of the other corporation's income.
Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice, and has proposed regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank.
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2020 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or any future years. However, because PFIC status is a factual determination and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be a PFIC for any particular year.
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
If the Bank is a PFIC for any taxable year during which a US shareholder holds the common shares and the US shareholder does not make a mark-to-market election, as described below, the US shareholder will be subject to special rules with respect to:
•any gain realized on the sale or other disposition of its common shares; and
•any "excess distribution" that the Bank makes to the US shareholder (generally, any distributions to the US shareholder during a single taxable year that are greater than 125% of the average annual distributions received by the US shareholder in respect of its common shares during the three preceding taxable years or, if shorter, the portion of the US shareholder's holding period for the common shares that preceded the current taxable year).
Under these rules:
•the gain or excess distribution will be allocated ratably over the US shareholder's holding period for the common shares;
•the amount allocated to the taxable year in which the US shareholder realized the gain or excess distribution and to years before the Bank became a PFIC will be taxed as ordinary income; and
•the amount allocated to each other taxable year, with certain exceptions, will be subject to additional tax calculated by multiplying the amount allocated to such other taxable year by the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
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
A US shareholder that makes a mark-to-market election will not be subject to the PFIC rules described above. Instead, the US shareholder will include as ordinary income each year that the Bank is a PFIC the excess, if any, of the fair market value of its common shares at the end of the taxable year over its adjusted basis in the common shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains discussed above. The US shareholder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common shares over their fair market value at the end of the taxable year that the Bank is a PFIC (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The US shareholder's basis in its common shares will be adjusted to reflect any such income or loss amounts recognized. Any gain recognized on the sale or other disposition of the common shares in a taxable year when the Bank is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Distributions paid on the common shares will be treated as discussed below under "- Taxation of Dividends".
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
Notwithstanding any election made with respect to the common shares, dividends received with respect to the common shares will not constitute "qualified dividend income" if we are a PFIC (or are treated as a PFIC with respect to the relevant US shareholder) in either the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate available to certain non-corporate holders described below in "- Taxation of Dividends". Instead, such dividends would be subject to tax at ordinary income rates.
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

F.Dividends and Paying Agents
Not applicable.
G.Statements by Experts
Not applicable.
H.Documents on Display

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

I.Subsidiary Information
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Refer to Risk Management discussion in Item 5.A. "Operating Results".

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

    As of the end of the period covered by this report, Butterfield carried out an evaluation, under the supervision and with the participation of Butterfield’s management, including our Chairman and Chief Executive Officer and Group Chief Financial Officer, of the effectiveness of the design and operation of Butterfield’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), to ensure that information required to be disclosed by Butterfield in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to Butterfield’s management, including its Chairman and Chief Executive Officer and Group Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. Based upon that evaluation, Butterfield’s Chairman and Chief Executive Officer and Group Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective, in all material respects, as of the end of the period covered by this report.

Reports Regarding Internal Controls

    Management’s Annual Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are included on pages F-2 and F-3, respectively.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Refer to Item 6.A. "Directors and Senior Management".

ITEM 16B. CODE OF ETHICS

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

    The following table sets forth for the fiscal years indicated the fees charged by our principal accountant and its associated entities for various services provided during those periods:

In millions of $	Fiscal Year Ended
Type of Services	December 31, 2020	December 31, 2019	Description of Service
Audit services	6.3	6.5	(1)
Audit-related services	0.1	0.1	(1)
Other services	0.2	0.2	(2)
Total	6.6	6.8

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

(2)    The non-audit services required during the years disclosed above were subject to the Audit Committee's pre-approval process pursuant to paragraph (c) (7)(i)(C) of Rule 2-01 of Regulation S-X.

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

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

    The below details purchases made by or on behalf of the issuer or any "affiliated purchaser," as defined in §240.10b-18(a)(3), of shares or other units of any class of the issuer's equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 78I) during the year ended December 31, 2020.

    From time to time, the Bank, may seek to repurchase and retire equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, our liquidity and capital requirements, contractual restrictions, and other factors. The amounts involved may be material.
    As previously reported, on December 2, 2019, the Board approved, with effect from December 20, 2019 to February 28, 2021, a common share repurchase program, authorizing the purchase for treasury of up to 3.5 million common shares. On February 10, 2021, the Board approved a new common share repurchase program, authorizing the purchase for treasury of up to 2.0 million common shares through to February 28, 2022. In the year ended December 31, 2020, the Bank retired 3,452,000 shares which were previously held as treasury shares as a result of these buy-backs.

The following table summarizes our repurchases of our common shares during the year ended December 31, 2020.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced program	Maximum number of shares that may yet be purchased under the program
January 1 to 31, 2020	252,000	35.69	252,000	3,200,000
February 1 to 29, 2020	403,000	32.27	655,000	2,797,000
March 1 to 31, 2020	640,000	21.64	1,295,000	2,157,000
April 1 to 30, 2020	525,000	18.33	1,820,000	1,632,000
May 1 to 31, 2020	262,500	22.02	2,082,500	1,369,500
June 1 to 30, 2020	425,000	25.29	2,507,500	944,500
July 1 to 31, 2020	470,000	24.81	2,977,500	474,500
August 1 to 31, 2020	196,100	25.82	3,173,600	278,400
September 1 to 30, 2020	75,600	24.32	3,249,200	202,800
October 1 to 31, 2020	92,400	25.74	3,341,600	110,400
November 1 to 30, 2020	83,900	31.49	3,425,500	26,500
December 1 to 7, 2020	26,500	31.80	3,452,000	—

ITEM 16F. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The listing rules of the NYSE include certain accommodations with respect to corporate governance requirements that allow foreign private issuers, such as us, to follow "home country" corporate governance practices in lieu of otherwise applicable NYSE corporate governance standards for listed US companies. However, foreign private issuers are required to have an audit committee that satisfies certain of the NYSE standards, including the requirements of the SEC’s Rule 10A-3. Our Audit Committee satisfies such requirements. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE.
SEC rules require foreign private issuers to disclose the significant ways in which their corporate governance practices differ from NYSE listing standards. A description of how our corporate governance practices compare to NYSE listing standards is set forth below:
•A Majority of Independent Directors. The NYSE requires the majority of the board of directors of a listed US company to be independent directors pursuant to applicable NYSE standards. As required by our Corporate Governance Guidelines, a majority of our Board is independent according to the NYSE's standards.
•A Nominating/Corporate Governance Committee. The NYSE requires a listed US company to have a nominating/corporate governance committee consisting of independent directors as well as a written charter specifying the purpose and responsibilities of the committee. We currently have a Corporate Governance Committee, and the composition of this committee and its written charter are determined pursuant to the NYSE standards. A copy of the charter is available on our website at www.butterfieldgroup.com.

•A Compensation Committee. The NYSE requires a listed US company to have a compensation committee consisting of independent directors that also meet additional independence requirements as set forth in the NYSE rules as well as a committee charter specifying the purpose and responsibilities of the committee. We currently have a Compensation & Human Resources Committee, and the composition of this committee and its written charter are determined pursuant to the NYSE standards. A copy of the charter is available on our website at www.butterfieldgroup.com.
•Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors meet regularly in executive sessions without management present. In 2020, the Board held five executive sessions with only our independent directors present.
•Company Policies. The NYSE requires a listed US company to adopt and disclose a code of business conduct and corporate governance guidelines that address certain governance standards. As noted above, the Board has adopted the Code. In addition, the Board has adopted Corporate Governance Guidelines that address Board composition and qualifications, director responsibilities, director access to management, director orientation and continuing education, succession planning and management development and Board assessments. The Code and the Corporate Governance Guidelines are available on our website at www.butterfieldgroup.com.
•Shareholder Approval of Equity Compensation Plans. The NYSE requires a listed US company to receive shareholder approval of any equity compensation plans. The Bank does not submit its equity compensation plans to shareholders for approval.

We believe that our established corporate governance practice satisfies the NYSE listing standards applicable to foreign private issuers. If at any time we cease to be a "foreign private issuer" under the rules of the NYSE and no other exemptions apply, or if we otherwise so elect, the Board will take any additional actions necessary to comply with NYSE corporate governance rules applicable to listed US companies, subject to a permitted "phase-in" period.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has completed an assessment of the effectiveness of Butterfield's internal control over financial reporting as at December 31, 2020. In making the assessment, management used the “Internal Control - Integrated Framework (2013)” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission.
Based upon the assessment performed, management concluded that as at December 31, 2020, Butterfield's internal control over financial reporting was effective. There have been no changes in Butterfield’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect Butterfield’s internal control over financial reporting.
The Bank's internal control over financial reporting as at December 31, 2020, has been audited by PricewaterhouseCoopers Ltd., an independent registered public accounting firm, as stated in their report on page F-3 of this annual report.

/s/ Michael Collins
Michael Collins
Chairman and Chief Executive Officer

/s/ Michael Schrum
Michael Schrum
Group Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Bank of N.T. Butterfield & Son Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Bank of N.T. Butterfield & Son Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

As described in Notes 2 and 6 to the consolidated financial statements, management assesses the adequacy of the allowance for credit losses based on evaluations of the loan portfolio utilizing quantitative and qualitative criteria. At December 31, 2020, the allowance for credit losses was $34.1 million on total loans retained of $5.2 billion. As described by management, the allowance is management’s estimate of credit losses incurred in its lending and off-balance sheet credit-related arrangements based upon a current expected credit loss (“CECL”) model. The quantitative criteria used in the model primarily includes the Company’s internal risk rating framework and historical credit loss experience, relevant available information relating to past events and current conditions, and specific allowances for impaired loans. Management subjectively assesses the adequacy of the total allowance for credit losses and the need for adjustments to the quantitative model estimate, with consideration given to qualitative assumptions such as changes in underwriting practices, vintage, portfolio mix, delinquency level and term as well as changes in environmental conditions such as changes in macroeconomic factors and collateral values not adequately included in the quantitative model estimate.

The principal considerations for our determination that performing procedures relating to the qualitative assessment of the allowance for credit losses is a critical audit matter are (i) the significant judgment by management in determining the assumptions used in the qualitative assessment, which in turn led to a high degree of auditor judgment in performing procedures relating to the significant assumptions used in management’s qualitative assessment; and (ii) significant audit effort in evaluating audit evidence relating to management’s assumptions used and the estimation process.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s estimation process for the allowance for credit losses, which included controls over the assumptions used within management’s qualitative assessment. These procedures also included, among others, testing management’s process for determining the allowance for credit losses by evaluating the appropriateness of the methodology and models, testing the data used in the estimate and evaluating the reasonableness of the significant assumptions used in management’s qualitative assessment. Evaluating the assumptions used in the model involved evaluating the reasonableness of the impact of external macroeconomic factors and events that have occurred but are not yet otherwise reflected in the quantitative model estimate for the allowance for credit losses for consistency with external market and industry data and consistency with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers Ltd.
Hamilton, Bermuda
February 23, 2021

We have served as the Company’s auditor since 1961.

The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets
(In thousands of US dollars, except share and per share data)

	As at
	December 31, 2020	December 31, 2019
Assets
Cash and demand deposits with banks - Non-interest bearing	133,363	88,031
Demand deposits with banks - Interest bearing	433,511	839,320
Cash equivalents - Interest bearing	2,722,718	1,622,719
Cash due from banks	3,289,592	2,550,070
Securities purchased under agreements to resell	197,039	142,283
Short-term investments	823,039	1,218,380
Investment in securities
Equity securities at fair value	7,317	7,419
Available-for-sale at fair value (amortized cost: $2,588,335 (2019: $2,208,531))	2,661,116	2,220,341
Held-to-maturity (fair value: $2,304,756 (2019: $2,255,987))	2,194,371	2,208,663
Total investment in securities	4,862,804	4,436,423
Loans
Loans	5,194,908	5,166,210
Allowance for credit losses	(34,098)	(23,588)
Loans, net of allowance for credit losses	5,160,810	5,142,622
Premises, equipment and computer software, net of accumulated depreciation	150,752	158,233
Goodwill	25,627	24,838
Other Intangible assets, net	67,192	71,665
Equity method investments	12,933	14,480
Other real estate owned, net	4,052	3,842
Accrued interest and other assets	144,794	158,739
Total assets	14,738,634	13,921,575

Liabilities
Deposits
Non-interest bearing	3,012,360	2,238,256
Interest bearing	10,237,724	10,203,369
Total deposits	13,250,084	12,441,625
Employee benefit plans	131,279	110,347
Accrued interest and other liabilities	203,861	262,360
Total other liabilities	335,140	372,707
Long-term debt	171,462	143,500
Total liabilities	13,756,686	12,957,832
Commitments, contingencies and guarantees (Note 12)

Shareholders' equity
Common share capital ( BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 50,010,948 (2019: 53,005,177)	500	530
Additional paid-in capital	1,013,326	1,081,569
Retained earnings (Accumulated deficit)	33,918	(9,237)
Less: treasury common shares, at cost: 619,212 (2019: 619,212)	(16,116)	(22,022)
Accumulated other comprehensive loss	(49,680)	(87,097)
Total shareholders’ equity	981,948	963,743
Total liabilities and shareholders’ equity	14,738,634	13,921,575
The accompanying notes are an integral part of these consolidated financial statements.

/s/ Michael Collins
Michael Collins
Chairman of the Board

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations
(In thousands of US dollars, except per share data)

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Non-interest income
Asset management	29,225	28,721	25,603
Banking	47,346	49,347	45,010
Foreign exchange revenue	37,180	37,001	32,895
Trust	50,653	51,220	51,004
Custody and other administration services	13,845	12,868	9,262
Other non-interest income	5,610	4,818	4,912
Total non-interest income	183,859	183,975	168,686
Interest income
Interest and fees on loans	230,656	234,032	218,495
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	50,621	60,686	68,936
Held-to-maturity	58,607	68,735	55,327
Deposits with banks and other	12,125	41,625	24,830
Total interest income	352,009	405,078	367,588
Interest expense
Deposits	25,116	51,486	17,617
Long-term debt	9,294	7,876	6,949
Securities sold under agreement to repurchase	—	14	33
Total interest expense	34,410	59,376	24,599
Net interest income before provision for credit losses	317,599	345,702	342,989
Provision for credit recoveries (losses)	(8,491)	184	6,991
Net interest income after provision for credit losses	309,108	345,886	349,980
Net gains (losses) on equity securities	658	925	(329)
Net realized gains (losses) on available-for-sale investments	1,220	1,624	1,100
Net gains (losses) on other real estate owned	(104)	(5)	(322)
Net other gains (losses)	(552)	223	(1,304)
Total other gains (losses)	1,222	2,767	(855)
Total net revenue	494,189	532,628	517,811
Non-interest expense
Salaries and other employee benefits	173,662	183,659	159,778
Technology and communications	65,156	62,633	60,280
Professional and outside services	21,263	27,952	26,034
Property	29,392	24,181	21,825
Indirect taxes	21,323	21,109	19,485
Non-service employee benefits expense	2,640	5,649	5,570
Marketing	4,443	8,050	6,116
Amortization of intangible assets	5,819	5,451	5,091
Other expenses	20,896	18,240	17,164
Total non-interest expense	344,594	356,924	321,343
Net income before income taxes	149,595	175,704	196,468
Income tax benefit (expense)	(2,378)	1,371	(1,284)
Net income	147,217	177,075	195,184

Earnings per common share
Basic earnings per share	2.91	3.33	3.55
Diluted earnings per share	2.90	3.30	3.50
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income
(In thousands of US dollars)

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Net income	147,217	177,075	195,184

Other comprehensive income (loss), net of taxes
Net change in unrealized gains and losses on translation of net investment in foreign operations	(247)	(952)	(2,317)
Accretion of net unrealized gains and losses on held-to-maturity investments transferred from available-for-sale investments	665	71	43
Net change in unrealized gains and losses on available-for-sale investments	60,971	55,438	(27,893)
Employee benefit plans adjustments	(23,972)	6,873	10,692
Other comprehensive income (loss), net of taxes	37,417	61,430	(19,475)

Total comprehensive income	184,634	238,505	175,709
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity

	Year ended
	December 31, 2020		December 31, 2019		December 31, 2018
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of year	53,005,177	530	55,359,218	554	54,692,630	547
Retirement of shares	(3,452,000)	(35)	(2,928,788)	(29)	—	—
Issuance of common shares	457,771	5	574,747	5	666,588	7
Balance at end of year	50,010,948	500	53,005,177	530	55,359,218	554

Additional paid-in capital
Balance at beginning of year		1,081,569		1,171,435		1,155,542
Share-based compensation		14,608		17,459		11,664
Share-based settlements		637		257		918
Retirement of shares		(85,222)		(107,926)		—
Issuance of common shares, net of underwriting discounts and commissions		1,734		344		3,311
Balance at end of year		1,013,326		1,081,569		1,171,435

Retained earnings (Accumulated deficit)
Balance at beginning of year		(9,237)		(92,676)		(204,156)
Cumulative effect from change in accounting policy (Note 2)		(7,841)		—		—
Net Income for the year		147,217		177,075		195,184
Common share cash dividends declared and paid, 1.76 per share (2019: $1.76 per share)		(88,932)		(93,636)		(83,704)
Retirement of shares		(7,289)		—		—
Balance at end of year		33,918		(9,237)		(92,676)

Treasury common shares
Balance at beginning of year	619,212	(22,022)	1,254,212	(48,443)	—	—
Purchase of treasury common shares	3,452,000	(86,640)	2,293,788	(81,534)	1,254,212	(48,443)
Retirement of shares	(3,452,000)	92,546	(2,928,788)	107,955	—	—
Balance at end of year	619,212	(16,116)	619,212	(22,022)	1,254,212	(48,443)

Accumulated other comprehensive income (loss)
Balance at beginning of year		(87,097)		(148,527)		(129,052)
Other comprehensive income (loss), net of taxes		37,417		61,430		(19,475)
Balance at end of year		(49,680)		(87,097)		(148,527)
Total shareholders' equity		981,948		963,743		882,343
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Cash flows from operating activities
Net income	147,217	177,075	195,184
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	62,435	48,390	46,476
Provision for credit (recoveries) losses	8,491	(184)	(6,991)
Share-based payments and settlements	15,245	17,716	12,582
Net change in equity securities at fair value	102	(925)	329
Net realized (gains) losses on available-for-sale investments	(1,220)	(1,624)	(1,100)
Net (gains) losses on other real estate owned	104	5	322
(Increase) decrease in carrying value of equity method investments	(1,298)	(340)	(1,118)
Dividends received from equity method investments	2,845	520	556
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	(8,143)	(18,583)	(3,975)
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(37,628)	26,672	54,409
Cash provided by (used in) operating activities	188,150	248,722	296,674

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell	(54,756)	(114,942)	151,428
Short-term investments other than restricted cash: proceeds from maturities and sales	2,214,870	568,944	252,028
Short-term investments other than restricted cash: purchases	(1,815,887)	(1,657,456)	(63,913)
Available-for-sale investments: proceeds from sale	352,965	225,305	854,160
Available-for-sale investments: proceeds from maturities and pay downs	565,028	348,665	480,765
Available-for-sale investments: purchases	(1,313,884)	(563,007)	(242,087)
Held-to-maturity investments: proceeds from maturities and pay downs	538,345	274,490	166,406
Held-to-maturity investments: purchases	(533,379)	(420,018)	(903,958)
Net (increase) decrease in loans	25,555	(362,624)	(321,944)
Additions to premises, equipment and computer software	(20,566)	(22,777)	(18,529)
Proceeds from sale of other real estate owned	—	1,102	5,896
Purchase of intangible assets	—	—	(1,308)
Gross cash received (disbursed for) from business acquisition	—	2,815,752	(20,722)
Cash provided by (used in) investing activities	(41,709)	1,093,434	338,222

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Cash flows from financing activities
Net increase (decrease) in deposits	692,635	(744,610)	(22,543)
Issuance of subordinated capital, net of underwriting fees	97,647	—	73,218
Repayment of long-term debt	(70,000)	—	(47,000)
Common shares repurchased	(86,640)	(81,534)	(48,443)
Proceeds from stock option exercises	1,739	349	3,318
Cash dividends paid on common shares	(88,932)	(93,636)	(83,704)
Cash provided by (used in) financing activities	546,449	(919,431)	(125,154)
Net effect of exchange rates on cash, cash equivalents and restricted cash	42,707	86,056	2,646
Net increase (decrease) in cash, cash equivalents and restricted cash	735,597	508,781	512,388
Cash, cash equivalents and restricted cash: beginning of year	2,578,901	2,070,120	1,557,732
Cash, cash equivalents and restricted cash: end of year	3,314,498	2,578,901	2,070,120

Components of cash, cash equivalents and restricted cash at end of year
Cash due from banks	3,289,592	2,550,070	2,053,883
Restricted cash included in short-term investments on the consolidated balance sheets	24,906	28,831	16,237
Total cash, cash equivalents and restricted cash at end of year	3,314,498	2,578,901	2,070,120

Supplemental disclosure of cash flow information
Cash interest paid	39,125	56,265	27,374
Cash income taxes paid	5,052	2,628	544

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	314	(397)	2,437
Initial recognition of right-of-use assets and operating lease liabilities	323	22,370	—
Reduction in net loans due to initial adoption of a current expected credit loss model	7,841	—	—
Extinguishment of loan in exchange for available-for-sale investments	—	3,347	—
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

Critical accounting estimates are those that require management to make subjective or complex judgments about the effect of matters that are inherently uncertain and may change in subsequent periods. Changes that may be required in the underlying assumptions or estimates in these areas could have a material impact on the future financial condition and results of operations. Management believes that the most critical accounting policies upon which the financial condition depends, and which involve the most complex or subjective decisions or assessments, are as follows:
•Allowance for credit losses
•Fair value and impairment of financial instruments
•Impairment of long-lived assets
•Impairment of goodwill
•Employee benefit plans
•Share-based compensation
•Business combinations

B. Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively the “Bank”). Intercompany accounts and transactions have been eliminated.

The Bank consolidates entities where it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method, and the pro rata share of their income (loss) is included in other non-interest income.

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

The assets and liabilities of foreign currency-based subsidiaries are translated at the rate of exchange prevailing on the balance sheet date, while associated revenues and expenses are translated to US dollars at the average rates of exchange prevailing throughout the year. Unrealized translation gains or losses on investments in foreign currency- based subsidiaries are recorded as a separate component of Shareholders' equity within accumulated other comprehensive income (“AOCI”). Gains and losses on foreign currency-based subsidiaries are recorded in the consolidated statements of operations when the Bank ceases to have a controlling financial interest in a foreign currency-based subsidiary.

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

Debt securities are classified as available-for-sale (“AFS”) or held-to-maturity (“HTM”).

Investments are classified as trading when management has the intent to sell these investments for profit. Debt securities classified as trading investments are carried at fair value in the consolidated balance sheets, with unrealized gains and losses included in the consolidated statements of operations as net gains (losses) on trading investments. Investments are classified primarily as AFS when used to manage the Bank’s exposure to interest rate and liquidity movements, as well as to make strategic longer-term investments. AFS investments are carried at fair value in the consolidated balance sheets with unrealized gains and losses reported in AOCL, net of the allowance for credit losses. Investments that the Bank has the positive intent and ability to hold to maturity are classified as HTM and are carried at amortized cost in the consolidated balance sheets, net of the allowance for credit losses. Unrecognized gains and losses on HTM securities are disclosed in the notes to the consolidated financial statements.

The specific identification method is used to determine realized gains and losses on investments, which are included in net gains (losses) on equity securities and net realized gains (losses) on AFS investments respectively, in the consolidated statements of operations.

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

Impairment and credit losses (From January 1, 2020)
For debt securities, where management does not expect to recover the entire amortized cost basis of the security and intends to sell such securities or it is more likely than not that the Bank will be required to sell the securities before recovering the amortized cost, it recognizes an impairment loss equal to the full difference between the amortized cost basis and the fair value of those securities through the statement of operations. Following the recognition of impairment, the security's new amortized cost basis is the previous basis less impairment.

When management does not intend to sell or it is more likely than not that the Bank will hold such securities until recovering the amortized cost, management determines whether any credit losses exist. See "Note 2.J: Allowance for Credit Losses".

Recognition of other-than-temporary impairments (Prior to January 1, 2020)
For debt securities, management considers a decline in fair value to be other-than-temporary when it does not expect to recover the entire amortized cost basis of the security.
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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Acquired loans
Acquired loans that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination, are accounted for as purchased credit-deteriorated ("PCD") loans. PCD loans are recorded at their purchase price with an adjustment to the amortized cost basis for the initial expected credit losses at the time of acquisition i.e. via a balance sheet gross-up. Changes in estimates of expected credit losses after acquisition are recognized as a movement in provision for credit recoveries (losses) in the statement of operations. Generally, acquired loans that meet the Bank's definition for non-accrual status are considered to be PCD loans.

The Bank's purchased credit-impaired (“PCI”) loans outstanding as at January 1, 2020 are now classified as PCD loans and both the amortized cost and an allowance for expected credit losses are disclosed and included with other non-PCD loans' figures. The Bank will continue to recognize the amortization of the noncredit discount, if any, as interest income based on the yield of such assets as at the date of purchase.

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

Non-accrual
Commercial, commercial real estate and consumer loans (excluding credit card consumer loans) are placed on non-accrual status if:
•in the opinion of management, full payment of principal or interest is in doubt; or
•principal or interest is 90 days past due.

Residential mortgages are placed on non-accrual status immediately if:
•in the opinion of management, full payment of principal or interest is in doubt; or
•when principal or interest is 90 days past due, unless the loan is well secured and any ongoing collection efforts are reasonably expected to result in repayment of all amounts due under the contractual terms of the loan.

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

Loans are returned to accrual status when:
•none of the principal or accrued interest is past due (with certain exceptions as noted below) and the Bank expects repayment of the remaining contractual obligation; or
•when the loan becomes well secured and in the process of collection.

Loans modified in a TDR
A modification of a loan constitutes a TDR when a borrower is experiencing financial difficulty and the modification constitutes a concession from originally agreed terms. If a restructuring is considered a TDR, the Bank is required to make certain disclosures to the notes of the consolidated financial statements and evaluate the restructured loan for impairment. The Bank employs various types of concessions when modifying a loan which may include extension of repayment periods, interest rate reductions, principal or interest forgiveness, forbearance, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral.

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

When a loan undergoes a TDR, the determination of the loan's accrual versus non-accrual status following the modification depends on several factors. As with the risk rating process, the accrual status decision for such a loan is a separate and distinct process from the loan's TDR analysis and determination. Management considers the following in determining the accrual status of restructured loans:
•If the loan was appropriately on accrual status prior to the restructuring, the borrower has demonstrated performance under the previous terms, and the Bank's credit evaluation shows the borrower's capacity to continue to perform under the restructured terms (both principal and interest payments), it is likely that the appropriate conclusion is for the loan to remain on accrual at the time of the restructuring. This evaluation must include consideration of the borrower's sustained historical repayment performance for a reasonable period prior to the date on which the loan was restructured. A sustained period of repayment performance generally would be a minimum of six months and would involve payments of cash or cash equivalents; or

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

•If the loan was on non-accrual status before the restructuring, but the Bank's credit evaluation shows the borrower's capacity to meet the restructured terms, the loan would likely remain as non-accrual until the borrower has demonstrated a reasonable period of sustained repayment performance. As noted above, this period generally would be at least six months (thereby providing reasonable assurance as to the ultimate collection of principal and interest in full under the modified terms). Sustained performance before the restructuring may be taken into account.

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

Commercial and consumer loans are either fully or partially charged-off down to the fair value of collateral securing the loans when:
•management judges the loan to be uncollectible;
•repayment is expected to be protracted beyond reasonable time frames;
•the asset has been classified as a loss by either the Bank’s internal loan review process or third party appraisers; or
•the customer has filed bankruptcy and the loss becomes evident owing to a lack of assets or cash flow.

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

J. Allowance for Credit Losses
Accounting for Financial instruments - Credit losses
Starting on January 1, 2020 the Bank adopted Accounting Standards Update (“ASU”) 2016-13 Financial Instruments – Credit Losses (Topic 326). Accordingly, from the date of adoption, the Bank uses a current expected credit loss model ("CECL") which is based on expected losses. The model used by the Bank up to December 31, 2019 to estimate credit losses was based on incurred losses. The CECL model is applied by the Bank to the measurement of credit losses on financial instruments at amortized cost, including loan receivables and held-to-maturity ("HTM") debt securities. The Bank also applies the CECL model to certain off-balance sheet credit exposures such as undrawn loan commitments, standby letters of credit, financial guarantees, and other similar instruments. In line with Topic 326, the Bank will present credit losses on available-for-sale ("AFS") securities as a valuation allowance rather than as a direct write-down. Changes in expected credit losses are recorded through the respective credit loss allowances on the consolidated balance sheets as well as in the provision for credit losses (recoveries) in the consolidated statements of operations.

The Bank's PCI loans outstanding as at January 1, 2020 are now classified as PCD loans and both the amortized cost and an allowance for expected credit losses are disclosed and included with other non-PCD loans' figures. The Bank will continue to recognize the amortization of the noncredit discount, if any, as interest income based on the yield of such assets.

The Bank has not restated comparative information previously accounted for under the incurred loss and the PCI models. The total adjustment resulting from the adoption of this methodology on the opening balance of the Bank’s accumulated deficit as at January 1, 2020 was a negative adjustment of $7.8 million relating to the Bank's loan portfolio.

Under the CECL model, the Bank collects and maintains attributes as they relate to its financial instruments that are within scope of CECL including fair value of collateral, expected performance over the lifetime of the instruments and reasonable and supportable assumptions about future economic conditions. The Bank's measurement of expected losses takes into account historical loss information and is primarily based on the product of: the respective instrument’s probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”). For AFS securities, any allowance for credit losses is based on an impairment assessment.

The Bank made the accounting policy election to write off accrued interest receivable on loans that are placed on non-accrual status by reversing the then accrued interest balance against interest income revenue.

The Bank maintains an allowance for credit losses, which in management’s opinion is adequate to absorb all estimated credit-related losses that are incurred in its lending and off-balance sheet credit-related arrangements at the balance sheet date.

Management measures expected credit losses on held-to-maturity and available-for-sale debt securities on a collective basis by major security type when similar risk characteristics exist, or failing that, on an individual basis.

For available-for-sale debt securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For debt securities available-for-sale that do not meet the aforementioned criteria, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

The allowance for credit losses on loans is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries typically do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts as well as the Bank's internal risk rating framework. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in the current-loan specific risk characteristics such as differences in underwriting practices, vintage, portfolio mix, delinquency level, term as well as changes in environmental conditions, such as changes in macroeconomic factors and collateral values.

The allowance for credit losses is measured on a collective pool basis when similar risk characteristics exist. In each of its jurisdictions, the Bank has identified the following portfolio segments: Residential mortgages, Consumer loans (including overdrafts), Commercial loans, Commercial overdrafts, Commercial real estate loans and Credit cards. For Loans and overdrafts, Management uses a probability of default and loss-given-default model to estimate the allowance for credit losses. Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. For Credit cards, Management uses a loss rate to estimate expected credit losses.

Expected credit losses are estimated over the contractual term of the loans. The contractual term excludes potential extensions, renewals and modifications unless management has a reasonable expectation at the reporting date that the extension or renewal options included in the original contract will occur or that a troubled debt restructuring will be executed. Credit card receivables do not have stated maturities, therefore establishing a contractual term is performed by using an analytical approximation of behavior.

Prior to January 1, 2020, under the incurred loss model, the allowance for credit losses consisted of specific allowances and a general allowance as follows:

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

L. Premises, Equipment and Computer Software
Land is carried at cost. Buildings, equipment and computer software, including leasehold improvements, are carried at cost less accumulated depreciation. The Bank generally computes depreciation using the straight-line method over the estimated useful life of an asset, which is 50 years for buildings, and 3 to 10 years for other equipment. For leasehold improvements the Bank uses the straight-line method over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. The Bank capitalizes certain costs, including interest cost incurred during the development phase, associated with the acquisition or development of internal use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life, which is between 5 and 10 years.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Management reviews the recoverability of the carrying amount of premises, equipment and computer software when indicators of impairment exist and an impairment charge is recorded when the carrying amount of the reviewed asset is deemed not recoverable by future expected cash flows to be derived from the use and disposition of the asset. If there is a disposition of premises, equipment and computer software, a gain is recorded if the difference of the proceeds on disposition is in excess of the asset's carrying value. Otherwise, a loss is recorded. If there is an abandonment out of premises, equipment and computer software, the full carrying value of the asset is recognized as a loss.

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

N. Leases
In the normal course of operation, the Bank enters into leasing agreements either as the lessee or the lessor. Starting on January 1, 2019 (the adoption date of the new lease accounting guidance Accounting Standards Update (“ASU”) 2016-02 Leases (Topic 842)), the Bank recognized (prospectively, with no adjustments to prior periods) right-of-use assets and lease liabilities for operating leases. Lease liabilities are measured as the present value of future lease payments, including term renewals that are reasonably certain to occur, discounted using the Bank’s incremental borrowing interest rate. Right-of-use assets are measured as the carrying amount of the related lease liabilities adjusted for: prepaid or accrued lease payments, unamortized lease incentive received, unamortized initial direct costs and any impairment of the right-of-use asset.

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

The changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are recorded in the statement of operations.

The changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income ("OCI") and the ineffective portion is recorded in statement of operations. That is, ineffectiveness from a derivative that overcompensates for changes in the hedged cash flows is recorded in statement of operations. However, the ineffectiveness from a derivative that under compensates is not recorded in statement of operations.

The changes in the fair value of a derivative that is designated and qualifies as a foreign currency hedge is recorded in either current year earnings or OCI, depending on whether the hedging relationship satisfies the criteria for a fair value or cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, the changes in the derivative’s fair value, to the extent that the derivative is effective as a hedge, are recorded in the cumulative translation adjustment (“CTA”) account within OCI.

Changes in the fair value of trading and non-hedging derivative instruments are reported in the statement of operations.

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

For those hedge relationships that are terminated, hedge designations that are elected to be removed, forecasted transactions that are no longer expected to occur, or the hedge relationship ceases to be highly effective, the hedge accounting treatment described in the paragraphs above is no longer applied and the end-user derivative is terminated or transferred to the trading designation. For fair value hedges, any changes to the carrying value of the hedged item prior to the discontinuance remain as part of the basis of the asset or liability. When a cash flow hedge is discontinued, the net derivative gain (loss) remains in AOCI unless it is probable that the forecasted transaction will not occur in the originally specified time period.

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

For each of the defined benefit pension plans and for the post-retirement medical benefits plan, the assets and liabilities recognized for accounting purposes are reported in other assets and employee benefit plans respectively. The actuarial gains and losses, transition obligation and prior service costs of the defined pension plans and post-retirement medical benefits plan are recognized in OCI net of tax and amortized to net income over the average service period for the active defined benefit pension plans and post-retirement medical benefits plan and average remaining life expectancy for the inactive defined benefit pension plans.

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

The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk-free interest rate, expected dividend rate, the expected volatility of the share price over the life of the option and other relevant factors. The fair value of unvested share awards is deemed to be the closing price of the publicly traded Bank shares on grant date. The fair value of time vesting conditions is taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognized in the consolidated statements of operations reflects the number of vested shares or share options. The Bank recognizes compensation cost for awards with performance conditions if and when the Bank concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures (e.g., due to termination of employment prior to vesting).

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

T. Fair Values
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Bank determines the fair values of assets and liabilities based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The relevant accounting standard describes three levels of inputs that may be used to measure fair value. Equity securities and debt investments classified as AFS, and derivative assets and liabilities are recognized in the consolidated balance sheets at fair value.

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

Loans
The majority of loans are variable rate and re-price in response to changes in market rates and hence management estimates that the fair value of loans is not significantly different than their carrying amount. For significant fixed-rate loan exposures, fair value is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans. Management includes the effects of any credit losses recorded against individual loans, which factors in a loan's credit quality, as well as accrued interest in determining the fair value of loans.

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

V. Credit-Related Arrangements
In the normal course of business, the Bank enters into various commitments to meet the credit requirements of its customers. Such commitments, which are not included in the consolidated balance sheet, include:
•commitments to extend credit, which represent undertakings to make credit available in the form of loans or other financing for specific amounts and maturities, subject to certain conditions;
•standby letters of credit, which represent irrevocable obligations to make payments to third parties in the event that the customer is unable to meet its financial obligations; and,
•documentary and commercial letters of credit, related primarily to the import of goods by customers, which represent agreements to honor drafts presented by third parties upon completion of specific activities.

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

Y. Earnings Per Share
Earnings per share have been calculated using the weighted average number of common shares outstanding during the year (see also Note 20: Earnings per share). In periods when basic earnings per share is positive, the dilutive effect of share-based compensation plans is calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding common shares, using the quarterly average market price of the Bank’s shares for the period.

Z. New Accounting Pronouncements
The following accounting developments were issued during the year ended December 31, 2020 or are accounting standards pending adoption:

In January 2020, the Financial Accounting Standards Board (“FASB”) published ASU 2020-01 Clarifying the Interactions between Topic 321 (Investments-Equity Securities), Topic 323 (Investments-Equity Method and Joint Ventures), and Topic 815 (Derivatives and Hedging). The amendments in this update are effective for the Bank for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Bank does not anticipate this ASU to have a material impact on its consolidated financial statements.

In March 2020 and January 2021, respectively, the FASB published ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and ASU 2021-01 Reference Rate Reform (Topic 848): Scope. The amendments in ASU 2020-04 provide optional expedients and exceptions for applying

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met and are effective for the Bank upon issuance (March 12, 2020) through December 31, 2022. The amendments to ASU 2021-01 clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition, specifically derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The Bank may elect to apply the amendments in ASU 2021-01 on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or on a prospective basis to new modifications from any date within an interim period that includes or is subsequent to the date of the issuance of a final Update, up to the date that financial statements are available to be issued. The Bank has elected to early adopt ASU 2021-01. These ASUs have not had a material impact on the Bank's consolidated financial statements.

In October 2020, the FASB published ASU 2020-08-Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs. The amendments in this update clarify that an entity should re-evaluate whether a callable debt security is within the scope of paragraph 310-20-35-33 for each reporting period. The amendments in this update are effective for the Bank for fiscal years, beginning after December 15, 2020, and interim periods within those fiscal years. The Bank does not anticipate this ASU to have a material impact on its consolidated financial statements.

In October 2020, the FASB published ASU 2020-10-Codification Improvements which is intended to conform, clarify, simplify, and/or provide technical corrections to a wide variety of codification topics, including moving certain presentation and disclosure guidance to the appropriate codification section. The amendments in Sections B and C of this update are effective for the Bank for annual periods beginning after December 15, 2020. The Bank does not anticipate this ASU to have a material impact on its consolidated financial statements.

Note 3: Cash due from banks

	December 31, 2020	December 31, 2019
Non-interest bearing
Cash and demand deposits with banks	133,363	88,031

Interest bearing¹
Demand deposits with banks	433,511	839,320
Cash equivalents	2,722,718	1,622,719
Sub-total - Interest bearing	3,156,229	2,462,039

Total cash due from banks	3,289,592	2,550,070
¹ Interest bearing cash due from banks includes certain demand deposits with banks as at December 31, 2020 in the amount of $156.2 million (December 31, 2019: $439.5 million) that are earning interest at a negligible rate.

Note 4: Short-term investments

	December 31, 2020	December 31, 2019
Unrestricted
Maturing within three months	469,580	594,749
Maturing between three to six months	326,836	591,212
Maturing between six to twelve months	1,717	2,584
Total unrestricted short-term investments	798,133	1,188,545

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Non-interest earning demand deposits	260	2,270
Interest earning demand and term deposits	24,646	27,565
Total restricted short-term investments	24,906	29,835

Total short-term investments	823,039	1,218,380

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, equity securities and AFS investments are carried at fair value and HTM investments are carried at amortized cost.

	December 31, 2020				December 31, 2019
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities
Mutual funds	5,274	2,531	(488)	7,317	5,724	2,142	(447)	7,419
Total equity securities	5,274	2,531	(488)	7,317	5,724	2,142	(447)	7,419

Available-for-sale
US government and federal agencies	2,493,659	72,713	(306)	2,566,066	2,040,171	18,617	(6,342)	2,052,446
Non-US governments debt securities	22,797	—	(389)	22,408	26,118	82	(524)	25,676
Asset-backed securities - Student loans	13,290	—	(345)	12,945	13,290	—	(399)	12,891
Residential mortgage-backed securities	58,589	1,108	—	59,697	128,952	654	(278)	129,328
Total available-for-sale	2,588,335	73,821	(1,040)	2,661,116	2,208,531	19,353	(7,543)	2,220,341

Held-to-maturity¹
US government and federal agencies	2,194,371	110,526	(141)	2,304,756	2,208,663	47,814	(490)	2,255,987
Total held-to-maturity	2,194,371	110,526	(141)	2,304,756	2,208,663	47,814	(490)	2,255,987
¹ For the years ended December 31, 2020, 2019 and 2018, impairments recognized in other comprehensive income for HTM investments were nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the unrealized losses on AFS debt securities as of December 31, 2020, comprising 13 securities representing 5.9% of the AFS portfolios' carrying value (December 31, 2019: 62 and 40.7%), represent credit losses. Total gross unrealized AFS losses were 0.7% of the fair value of the affected AFS securities (December 31, 2019: 0.8%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the CECL model. HTM debt securities that were in an unrealized loss position as of December 31, 2020, were comprised of 3 securities representing 1.7% of the HTM portfolios’ carrying value (December 31, 2019: 6 and 4.3%). Total gross unrealized HTM losses were 0.4% of the fair value of affected HTM securities (December 31, 2019: 0.5%).

Management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery of the cost of these securities. Unrealized losses were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to a decrease in the credit quality of the investment securities. The issuers continue to make timely principal and interest payments on the securities. The following describes the processes for identifying credit impairment in security types with the most significant unrealized losses as shown in the preceding tables.

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

None of the investments in Residential mortgage-backed securities were in an unrealized loss position at December 31, 2020 (December 31, 2019: 7). No credit losses were recognized on these securities.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

In the following tables, debt securities with unrealized losses that are not deemed to be credit impaired and for which an allowance for credit losses has not been recorded are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis.

	Less than 12 months		12 months or more
December 31, 2020	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	120,599	(279)	236	(27)	120,835	(306)
Non-US governments debt securities	15	—	22,393	(389)	22,408	(389)
Asset-backed securities - Student loans	—	—	12,945	(345)	12,945	(345)
Total available-for-sale securities with unrealized losses	120,614	(279)	35,574	(761)	156,188	(1,040)

Held-to-maturity securities with unrealized losses
US government and federal agencies	36,079	(141)	—	—	36,079	(141)

	Less than 12 months		12 months or more
December 31, 2019	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	376,262	(1,786)	435,999	(4,556)	812,261	(6,342)
Non-US governments debt securities	202	(1)	22,246	(523)	22,448	(524)
Asset-backed securities - Student loans	—	—	12,891	(399)	12,891	(399)
Residential mortgage-backed securities	6,038	(30)	50,254	(248)	56,292	(278)
Total available-for-sale securities with unrealized losses	382,502	(1,817)	521,390	(5,726)	903,892	(7,543)

Held-to-maturity securities with unrealized losses
US government and federal agencies	47,038	(214)	46,411	(276)	93,449	(490)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
December 31, 2020	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	—	—	—	—	—	2,566,066	2,566,066
Non-US governments debt securities	15	—	22,393	—	—	—	22,408
Asset-backed securities - Student loans	—	—	—	—	—	12,945	12,945
Residential mortgage-backed securities	—	—	—	—	—	59,697	59,697
Total available-for-sale	15	—	22,393	—	—	2,638,708	2,661,116

Held-to-maturity
US government and federal agencies	—	—	—	—	—	2,194,371	2,194,371

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	December 31, 2020		December 31, 2019
Pledged Investments	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	1,387	1,456	3,848	3,912
Held-to-maturity	2,460	2,623	5,449	5,552

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Sale Proceeds and Realized Gains and Losses of AFS Securities

	Year ended
	December 31, 2020			December 31, 2019			December 31, 2018
	Sale proceeds	Gross realized gains	Gross realized (losses)	Sale proceeds	Gross realized gains	Gross realized (losses)	Sale proceeds	Gross realized gains	Gross realized (losses)
US government and federal agencies	349,699	1,171	(55)	35,001	115	—	812,720	1,599	(1,263)
Non-US governments debt securities	3,266	104	—	—	—	—	—	—	—
Corporate debt securities	—	—	—	64,787	49	(141)	24,975	—	(87)
Commercial mortgage-backed securities	—	—	—	124,545	901	(272)	15,260	—	(354)
Pass-through note	—	—	—	972	972	—	1,205	1,205	—
Total	352,965	1,275	(55)	225,305	2,037	(413)	854,160	2,804	(1,704)

Taxability of Interest Income
None of the investments' interest income has received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to 30 years and personal and business loans are generally repayable over terms not exceeding five years. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The effective yield on total loans as at December 31, 2020 is 4.13% (December 31, 2019: 4.73%). The interest receivable on total loans as at December 31, 2020 is $8.7 million (December 31, 2019: $9.2 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

Loans' Credit Quality
The four credit quality classifications set out in the following tables are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular internal credit rating grades. Loans' internal credit ratings are assigned by the Bank's customer relationship managers as well as members of the Bank's jurisdictional and group Credit Committees. The borrowers' financial condition is documented at loan origination and maintained periodically thereafter at a frequency which can be up to monthly for certain loans. The loans' performing status, as well as current economic trends, are continuously monitored. The Bank's jurisdictional and group Credit Committees meet on a monthly basis. The Bank also has a group Provisions and Impairments Committee which is responsible for approving significant provisions and other impairment charges.

A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed. Loans in this category are reviewed by the Bank’s management on at least an annual basis.

A special mention loan shall mean a loan under close monitoring by the Bank’s management on at least a quarterly basis. Loans in this category are currently protected and still performing, but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or when principal or interest is 90 days past due unless it is a residential mortgage loan which is well secured and collection efforts are reasonably expected to result in amounts due. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The amortized cost of loans by credit quality classifications and allowance for expected credit losses by class of loans is as follows:

December 31, 2020	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	279,417	—	—	—	279,417	(1,453)	277,964
Commercial and industrial	422,616	5,841	1,082	18,226	447,765	(9,926)	437,839
Commercial overdrafts	70,324	1,686	451	1	72,462	(230)	72,232
Total commercial loans	772,357	7,527	1,533	18,227	799,644	(11,609)	788,035

Commercial real estate loans
Commercial mortgage	627,512	79,168	2,362	6,300	715,342	(847)	714,495
Construction	4,950	39,870	—	—	44,820	(1,257)	43,563
Total commercial real estate loans	632,462	119,038	2,362	6,300	760,162	(2,104)	758,058

Consumer loans
Automobile financing	22,491	52	—	127	22,670	(103)	22,567
Credit card	68,025	—	234	—	68,259	(2,795)	65,464
Overdrafts	23,934	1,127	—	2	25,063	(162)	24,901
Other consumer[1]	112,466	1,031	215	1,048	114,760	(1,416)	113,344
Total consumer loans	226,916	2,210	449	1,177	230,752	(4,476)	226,276

Residential mortgage loans	3,212,218	61,499	83,846	46,787	3,404,350	(15,909)	3,388,441

Total	4,843,953	190,274	88,190	72,491	5,194,908	(34,098)	5,160,810
1 Other consumer loans’ amortized cost comprises $54 million of cash and portfolio secured lending and $45 million of lending secured by buildings in construction or other collateral.

								Evaluation of gross loans for impairment
December 31, 2019	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	General and specific allowances	Total net loans	Individually evaluated	Collectively evaluated
Commercial loans
Government	370,753	—	—	—	370,753	—	370,753	—	370,753
Commercial and industrial	469,591	57,438	1,119	7,567	535,715	(7,195)	528,520	48,386	487,329
Commercial overdrafts	23,529	4,565	451	2	28,547	(86)	28,461	2	28,545
Total commercial loans	863,873	62,003	1,570	7,569	935,015	(7,281)	927,734	48,388	886,627

Commercial real estate loans
Commercial mortgage	581,450	71,638	2,955	3,250	659,293	(1,496)	657,797	9,871	649,422
Construction	91,812	—	3,128	—	94,940	—	94,940	3,128	91,812
Total commercial real estate loans	673,262	71,638	6,083	3,250	754,233	(1,496)	752,737	12,999	741,234

Consumer loans
Automobile financing	21,229	78	—	155	21,462	(102)	21,360	155	21,307
Credit card	87,250	—	424	—	87,674	(445)	87,229	—	87,674
Overdrafts	5,270	2,504	50	34	7,858	(28)	7,830	34	7,824
Other consumer[1]	135,534	3,550	—	1,063	140,147	(927)	139,220	1,070	139,077
Total consumer loans	249,283	6,132	474	1,252	257,141	(1,502)	255,639	1,259	255,882

Residential mortgage loans	3,019,105	80,135	82,251	38,330	3,219,821	(13,309)	3,206,512	115,535	3,104,285

Total	4,805,523	219,908	90,378	50,401	5,166,210	(23,588)	5,142,622	178,181	4,988,028
1 Other consumer loans’ amortized cost comprises $74 million of cash and portfolio secured lending and $48 million of lending secured by buildings in construction or other collateral.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality indicator is as follows:

December 31, 2020	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2020	683,821	18,789	—	70	702,680
2019	1,026,634	27,575	181	4	1,054,394
2018	684,716	65,570	559	1,407	752,252
2017	624,332	2,381	3,245	11,910	641,868
2016	447,293	2,073	7,993	4,939	462,298
Prior	1,183,869	69,934	75,466	52,174	1,381,443
Overdrafts and credit cards	193,288	3,952	746	1,987	199,973
Total amortized cost	4,843,953	190,274	88,190	72,491	5,194,908

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

December 31, 2020	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	279,417	279,417
Commercial and industrial	109	50	18,176	18,335	429,430	447,765
Commercial overdrafts	—	—	90	90	72,372	72,462
Total commercial loans	109	50	18,266	18,425	781,219	799,644

Commercial real estate loans
Commercial mortgage	710	1,552	4,748	7,010	708,332	715,342
Construction	—	—	—	—	44,820	44,820
Total commercial real estate loans	710	1,552	4,748	7,010	753,152	760,162

Consumer loans
Automobile financing	55	35	127	217	22,453	22,670
Credit card	480	224	234	938	67,321	68,259
Overdrafts	—	—	2	2	25,061	25,063
Other consumer	56	3	1,043	1,102	113,658	114,760
Total consumer loans	591	262	1,406	2,259	228,493	230,752

Residential mortgage loans	6,304	4,023	59,957	70,284	3,334,066	3,404,350

Total amortized cost	7,714	5,887	84,377	97,978	5,096,930	5,194,908

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2019	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	370,753	370,753
Commercial and industrial	276	—	7,487	7,763	527,952	535,715
Commercial overdrafts	—	—	2	2	28,545	28,547
Total commercial loans	276	—	7,489	7,765	927,250	935,015

Commercial real estate loans
Commercial mortgage	445	—	3,250	3,695	655,598	659,293
Construction	—	—	3,128	3,128	91,812	94,940
Total commercial real estate loans	445	—	6,378	6,823	747,410	754,233

Consumer loans
Automobile financing	53	58	135	246	21,216	21,462
Credit card	630	221	424	1,275	86,399	87,674
Overdrafts	—	—	34	34	7,824	7,858
Other consumer	994	139	1,028	2,161	137,986	140,147
Total consumer loans	1,677	418	1,621	3,716	253,425	257,141

Residential mortgage loans	31,931	9,487	47,132	88,550	3,131,271	3,219,821

Total amortized cost	34,329	9,905	62,620	106,854	5,059,356	5,166,210

Changes in Allowances for Credit Losses
The increase in the allowance for credit losses during the year ended December 31, 2020 was primarily attributable to changes in macroeconomic factors, such as GDP forecasts,  and changes in the credit ratings of some residential and commercial customers. As per the Bank’s accounting policy, as disclosed in Note 2, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Year ended December 31, 2020
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period, before change in accounting policy	7,281	1,496	1,502	13,309	23,588
Cumulative effect from change in accounting policy (Note 2)	4,109	1,026	2,506	200	7,841
Provision increase (decrease)	3,832	(418)	1,095	3,803	8,312
Recoveries of previous charge-offs	12	—	1,247	379	1,638
Charge-offs	(3,635)	—	(1,876)	(2,043)	(7,554)
Other	10	—	2	261	273
Allowances for expected credit losses at end of year	11,609	2,104	4,476	15,909	34,098

	Year ended December 31, 2019
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at beginning of period	6,913	4,092	802	13,295	25,102
Provision increase (decrease)	733	(2,596)	1,701	(22)	(184)
Recoveries of previous charge-offs	9	—	1,186	445	1,640
Charge-offs	(374)	—	(2,193)	(449)	(3,016)
Other	—	—	6	40	46
General and specific allowances at end of period	7,281	1,496	1,502	13,309	23,588
Allowances at end of period: individually evaluated for impairment	4,904	470	676	11,628	17,678
Allowances at end of period: collectively evaluated for impairment	2,377	1,026	826	1,681	5,910

Collateral-dependent loans
Management identified that the repayment of certain commercial and consumer mortgage loans is expected to be provided substantially through the operation or the sale of the collateral pledged to the Bank ("collateral-dependent loans"). The Bank believes that for the vast majority of loans identified as collateral-dependent, the sale of the collateral will be sufficient to fully reimburse the loan's carrying amount.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Loan Deferral Program
In response to the COVID-19 pandemic, effective April 1, 2020 the Bank implemented a residential mortgage and consumer loan deferral program for qualified borrowers in the Bermuda and Cayman segments under which principal and interest payments on performing loans were automatically deferred for three months from April 1, 2020 to June 30, 2020 and the loan term extended. Borrowers had the option to notify the Bank if they preferred to continue with regular, scheduled payments (i.e. to opt-out). Commercial customers had the option to pay interest only on their monthly loan payments with no penalties. The Bank subsequently extended the residential mortgage and personal loan deferral program for a further three months from July 1, 2020 to September 30, 2020, however, borrowers had to notify the Bank of their intention to defer principal and interest payments (i.e. to opt-in). Loans that meet the requirements for deferral under the programs are not considered TDRs or past due as the borrowers were current on their payments and were not experiencing financial difficulty at the time of these modifications.

In addition, the Bank also introduced deferrals on credit card payments for April and May in the Bermuda segment and May and June in the Cayman segment.

Non-Performing Loans
During the year ended December 31, 2020, no interest was recognized on non-accrual loans. Non-performing loans at December 31, 2020 include PCD loans, which have all been on non-accrual status since their acquisition. The balances at December 31, 2019 have not been restated to include the $1.8 million amortized cost of PCD loans as at that date. No credit deteriorated loans were purchased during the year.

	December 31, 2020				December 31, 2019
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due more than 90 days and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due more than 90 days and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	18,207	19	—	18,226	7,487	80	—	7,567
Commercial overdrafts	—	1	89	90	—	2	—	2
Total commercial loans	18,207	20	89	18,316	7,487	82	—	7,569

Commercial real estate loans
Commercial mortgage	952	5,348	—	6,300	1,019	2,231	—	3,250
Construction	—	—	—	—	—	—	3,128	3,128
Total commercial real estate loans	952	5,348	—	6,300	1,019	2,231	3,128	6,378

Consumer loans
Automobile financing	126	1	—	127	—	155	—	155
Credit card	—	—	234	234	—	—	424	424
Overdrafts	—	2	—	2	—	34	—	34
Other consumer	869	179	—	1,048	676	387	—	1,063
Total consumer loans	995	182	234	1,411	676	576	424	1,676

Residential mortgage loans	36,897	9,890	18,788	65,575	29,016	9,314	12,008	50,338
Total non-performing loans	57,051	15,440	19,111	91,602	38,198	12,203	15,560	65,961

Loans modified in a TDR
As at December 31, 2020, the Bank had nil loans that were modified in a TDR during the preceding 12 months that subsequently defaulted (December 31, 2019: nil; December 31, 2018: 2).

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

TDRs entered into during the period

	Year ended December 31, 2020
	Number of contracts	Pre-modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	9	5,590	98	5,688

	Year ended December 31, 2019
	Number of contracts	Pre- modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	3	1,381	101	1,482

TDRs Outstanding

	December 31, 2020		December 31, 2019
	Accrual	Non-accrual	Accrual	Non-accrual
Commercial loans	901	—	939	—
Commercial real estate loans	2,362	1,811	2,954	1,315
Residential mortgage loans	61,937	17,129	65,275	9,576
Total TDRs outstanding	65,200	18,940	69,168	10,891

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

The following table summarizes the credit exposure of the Bank by geographic region. The exposures amounts disclosed below do not include accrued interest and are gross of allowances for credit losses and gross of collateral held. The comparatives have been revised to conform to current year presentation.

	December 31, 2020				December 31, 2019
Geographic region	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Australia	220,871	—	—	220,871	170,956	—	—	170,956
Belgium	4,271	—	—	4,271	3,554	—	—	3,554
Bermuda	51,329	2,225,401	323,097	2,599,827	38,059	2,253,969	347,802	2,639,830
Canada	996,213	—	—	996,213	553,941	—	—	553,941
Cayman	29,480	948,290	396,654	1,374,424	55,360	931,434	208,404	1,195,198
Germany	107,412	—	—	107,412	—	—	—	—
Guernsey	1	779,915	213,461	993,377	4	856,453	123,376	979,833
Ireland	83,842	—	—	83,842	—	—	—	—
Japan	6,029	—	—	6,029	16,183	—	—	16,183
Jersey	—	26,773	35,224	61,997	—	7,219	—	7,219
Netherlands	—	—	—	—	410,461	—	—	410,461
New Zealand	23,463	—	—	23,463	6,174	—	—	6,174
Norway	57,900	—	—	57,900	1,204	—	—	1,204
Saint Lucia	—	—	—	—	—	29,400	—	29,400
Switzerland	4,510	—	—	4,510	8,015	—	—	8,015
The Bahamas	1,516	12,024	—	13,540	1,607	12,859	—	14,466
United Kingdom	1,291,655	1,202,505	140,663	2,634,823	1,742,676	1,074,876	108,599	2,926,151
United States	1,428,090	—	—	1,428,090	898,262	—	—	898,262
Other	3,088	—	—	3,088	4,277	—	—	4,277
Total gross exposure	4,309,670	5,194,908	1,109,099	10,613,677	3,910,733	5,166,210	788,181	9,865,124

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 8: Premises, equipment and computer software

	December 31, 2020			December 31, 2019
Category	Cost	Accumulated depreciation	Net carrying value	Cost	Accumulated depreciation	Net carrying value
Land	8,730	—	8,730	8,730	—	8,730
Buildings	164,171	(71,721)	92,450	156,756	(66,370)	90,386
Equipment	25,150	(15,930)	9,220	22,928	(17,062)	5,866
Computer hardware and software in use	197,165	(161,801)	35,364	189,380	(144,236)	45,144
Computer software in development	4,988	—	4,988	8,107	—	8,107
Total	400,204	(249,452)	150,752	385,901	(227,668)	158,233

	Year ended
Depreciation charged to operating expenses	December 31, 2020	December 31, 2019	December 31, 2018
Buildings (included in Property expense)	5,511	4,492	4,283
Equipment (included in Property expense)	1,929	1,524	1,413
Computer hardware and software (included in Technology and communication expense)	21,773	20,620	20,441
Total depreciation charged to operating expenses	29,213	26,636	26,137

Note 9: Goodwill and other intangible assets

Goodwill

	Segment
	Cayman	Channel Islands and the UK	Other	Total
Balance at December 31, 2017	—	21,529	—	21,529
Acquisitions during the year	551	1,231	2,086	3,868
Foreign exchange translation adjustment	—	(1,333)	(73)	(1,406)
Balance at December 31, 2018	551	21,427	2,013	23,991
Foreign exchange translation adjustment	—	818	29	847
Balance at December 31, 2019	551	22,245	2,042	24,838
Foreign exchange translation adjustment	—	719	70	789
Balance at December 31, 2020	551	22,964	2,112	25,627

Customer Relationship Intangible Assets

	December 31, 2020			December 31, 2019
Segment	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
Bermuda	29,785	(15,009)	14,776	29,785	(13,579)	16,206
Cayman	17,728	(6,773)	10,955	17,728	(5,672)	12,056
Channel Islands and the UK	90,069	(53,279)	36,790	90,069	(51,435)	38,634
Other	5,563	(892)	4,671	5,563	(794)	4,769
Total	143,145	(75,953)	67,192	143,145	(71,480)	71,665
Customer relationships are initially valued based on the present value of net cash flows expected to be derived solely from the recurring customer base existing as at the date of acquisition. Customer relationship intangible assets may or may not arise from contracts.

During the year ended December 31, 2020, no new customer intangible assets were acquired. During the year ended December 31, 2019, the Bank acquired $24.4 million new customer intangible assets with an estimated useful life of 15 years (see "Note 26: Business combinations"). During the year ended December 31, 2018, the Bank acquired $18.2 million new customer intangible assets with an estimated useful life of 15 years, of which $16.9 million was acquired through a business acquisition (see Note 26: Business combinations) and $1.3 million via asset acquisitions. The amortization expense amounted to $5.8 million (December 31, 2019: $5.5 million, December 31, 2018: $5.1 million) and the foreign exchange translation adjustment increased the net carrying amount by $1.3 million (December 31, 2019: decreased by $2.0 million, December 31, 2018: decreased by $1.5 million). The estimated aggregate amortization expense for each of the succeeding five years is $6.1 million.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 10: Customer deposits and deposits from banks

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
December 31, 2020	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	3,012,360	7,577,642	10,590,002	30,551	8,402	13,138	14,875	66,966	10,656,968
Term - $100k or more	N/A	N/A	—	1,553,178	625,533	330,773	83,632	2,593,116	2,593,116
Total deposits	3,012,360	7,577,642	10,590,002	1,583,729	633,935	343,911	98,507	2,660,082	13,250,084

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2019	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,238,256	7,152,063	9,390,319	31,666	9,355	13,497	16,478	70,996	9,461,315
Term - $100k or more	N/A	N/A	—	2,402,619	224,945	291,020	61,726	2,980,310	2,980,310
Total deposits	2,238,256	7,152,063	9,390,319	2,434,285	234,300	304,517	78,204	3,051,306	12,441,625
¹ The weighted-average interest rate on interest-bearing demand deposits as at December 31, 2020 is -0.04% (December 31, 2019: 0.20%).

By Type and Segment	December 31, 2020			December 31, 2019
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	4,107,156	705,490	4,812,646	3,145,859	1,265,679	4,411,538
Cayman	3,577,120	531,602	4,108,722	2,995,119	479,848	3,474,967
Channel Islands and the UK	2,905,726	1,422,990	4,328,716	3,249,341	1,305,779	4,555,120
Total deposits	10,590,002	2,660,082	13,250,084	9,390,319	3,051,306	12,441,625

Note 11: Employee benefit plans

The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries. The defined benefit pension plans are in the Bermuda, Guernsey and UK jurisdictions, and the defined benefit post-retirement medical plan is in Bermuda. The Bank has a residual obligation on top of its defined contribution plan in Mauritius.

Bermuda Defined Benefit and Post-Retirement Medical Benefit Plan
The Bank amortizes prior service credit resulting from plan amendments that occurred when plan members were active employees, on a linear basis over the expected average remaining service period (to full eligibility) of active members expected to receive benefits under the plan. Such remaining service periods are as follows: 3.1 years for the 2010 plan amendments and 4.6 years for the 2011 plan amendments. Plan amendments occurring in 2014 and 2019 resulted in the recognition of new prior service cost on December 31, 2014 and December 31, 2019 on a plan for which substantially all members are now inactive the Bank has elected to amortize these new prior service costs on a linear basis over 21 years and 16 years, respectively, which was the average remaining life expectancy of members eligible for benefits under the plan at the time of the amendments.

Guernsey Defined Benefit Pension Plan
Effective October 2014, all the participants of the Guernsey defined benefit pension plan became inactive and in accordance with GAAP, the net actuarial loss of the Guernsey defined benefit pension plan is amortized over the then estimated average remaining life expectancy of the inactive participants of 39 years. Prior to all of the Guernsey participants being inactive, the net actuarial loss of the Guernsey defined benefit pension plan was amortized to net income over the estimated average remaining service period for active members of 15 years.

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

Mauritius Portable Retirement Gratuity Fund
Under the Mauritius Workers’ Right Act of 2019, the Portable Retirement Gratuity Fund was established for the purpose of providing for the payment of a gratuity on the death or retirement of an employee and came into effect on January 1, 2020. The Fund operates as a centralized defined contribution scheme with employers required to make upfront contributions at prescribed rates based on employees monthly remuneration. Any shortfall in this lump sum gratuity in the employees accumulated fund upon death or retirement, is to be funded by the Bank. Accordingly, the Bank recognizes the related service and net interest costs as well as the related net actuarial liability.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following table presents the financial position of the Bank’s defined benefit pension plans and the Bank’s post-retirement medical benefit plan, which is unfunded. The Bank measures the benefit obligations and plan assets annually on each December 31 and therefore, the most recent measurement date is December 31, 2020.

	December 31, 2020		December 31, 2019		December 31, 2018
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Accumulated benefit obligation at end of year	179,018	128,167	168,791	110,347	148,966	117,203

Change in projected benefit obligation
Projected benefit obligation at beginning of year	168,791	110,347	148,966	117,203	179,613	127,687
Service cost	43	66	—	58	—	63
Interest cost	3,957	3,270	5,034	4,741	4,971	4,305
Benefits paid	(7,412)	(4,069)	(7,546)	(4,010)	(17,274)	(3,263)
Prior service cost	48	—	—	—	212	—
Plan amendment	—	—	—	2,369	—	—
Settlement and curtailment of liability	(7,505)	—	(2,549)	—	(1,825)	—
Actuarial (gain) loss	18,326	18,553	21,950	(10,014)	(12,423)	(11,589)
Foreign exchange translation adjustment	2,770	—	2,936	—	(4,308)	—
Projected benefit obligation at end of year	179,018	128,167	168,791	110,347	148,966	117,203

Change in plan assets
Fair value of plan assets at beginning of year	175,400	—	154,151	—	185,495	—
Actual return on plan assets	14,945	—	25,225	—	(11,618)	—
Employer contribution	2,917	4,069	2,605	4,010	3,653	3,263
Plan settlement	(5,903)		(2,043)	—	(1,608)	—
Benefits paid	(7,412)	(4,069)	(7,546)	(4,010)	(17,274)	(3,263)
Foreign exchange translation adjustment	2,569	—	3,008	—	(4,497)	—
Fair value of plan assets at end of year	182,516	—	175,400	—	154,151	—

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost included in other assets	6,610	—	6,609	—	5,185	—
Accrued pension benefit cost included in employee benefit plans liability	(3,112)	(128,167)	—	(110,347)	—	(117,203)
Surplus (deficit) of plan assets over projected benefit obligation at measurement date	3,498	(128,167)	6,609	(110,347)	5,185	(117,203)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

		Year ended
		December 31, 2020		December 31, 2019		December 31, 2018
		Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial gain (loss), excluding deferred taxes		(73,506)	(21,213)	(67,118)	(2,660)	(65,506)	(12,946)
Net prior service credit (cost)		(226)	(7,866)	(190)	(8,390)	(202)	(6,397)
Deferred income taxes assets (liabilities)		1,477	—	996	—	816	—
Net amount recognized in accumulated other comprehensive loss		(72,255)	(29,079)	(66,312)	(11,050)	(64,892)	(19,343)

Annual Benefit Expense
Expense component	Line item in the consolidated statements of operations
Service cost	Salaries and other employee benefits	97	66	—	58	—	63
Interest cost	Non-service employee benefits expense	3,960	3,270	5,034	4,741	4,971	4,305
Expected return on plan assets	Non-service employee benefits expense	(7,547)	N/A	(7,563)	—	(8,720)	—
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,412	—	2,197	272	2,106	2,615
Amortization of prior service (credit) loss	Non-service employee benefits expense	21	524	20	376	—	39
(Gain) loss on settlement	Net other gains (losses)/Non-service employee benefits expense	1,326	—	572	—	1,757	—
Defined benefit (income) expense		269	3,860	260	5,447	114	7,022
Defined contribution expense		8,933	—	8,340	—	7,442	—
Total benefit (income) expense		9,202	3,860	8,600	5,447	7,556	7,022
The components of benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of operations.

Other Changes Recognized in Other Comprehensive Income (Loss)
Net gain (loss) arising during the year		(8,363)	(18,553)	(3,472)	10,014	(5,987)	11,589
Prior service credit (cost) arising during the year		(47)	—	—	(2,369)	(212)	—
Amortization of net actuarial (gains) losses		2,412	—	2,407	272	2,106	2,615
Amortization of prior service (credit) cost		20	524	19	376	—	39
Change in deferred taxes		456	—	149	—	(298)	—
Foreign exchange adjustment		(421)	—	(523)	—	840	—
Total changes recognized in other comprehensive income (loss)		(5,943)	(18,029)	(1,420)	8,293	(3,551)	14,243
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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Actuarial Assumptions

	Year ended
	December 31, 2020		December 31, 2019		December 31, 2018
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Actuarial assumptions used to determine annual benefit expense
Weighted average discount rate	2.65%	3.38%	3.65%	4.40%	3.05%	3.73%
Weighted average rate of compensation increases [1]	2.30%	N/A	2.50%	N/A	2.50%	N/A
Weighted average expected long-term rate of return on plan assets	4.60%	N/A	5.00%	N/A	4.70%	N/A
Weighted average annual medical cost increase rate	N/A	7.3% to 4.5% in 2040	N/A	7.5% to 4.5% in 2035	N/A	7.7% to 4.5% in 2035

Actuarial assumptions used to determine benefit obligations at end of year
Weighted average discount rate	1.90%	2.53%	2.65%	3.38%	3.65%	4.40%
Weighted average rate of compensation increases [1]	2.20%	N/A	2.30%	N/A	2.50%	N/A
Weighted average annual medical cost increase rate	N/A	7.2% to 4.5% in 2040	N/A	7.3% to 4.5% in 2040	N/A	7.5% to 4.5% in 2035
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

	December 31, 2020		December 31, 2019
Weighted average actual and target asset allocations of the pension plans by asset category	Actual allocation	Target allocation	Actual allocation	Target allocation
Debt securities (including debt mutual funds)	37%	30%	32%	36%
Equity securities (including equity mutual funds)	50%	52%	51%	47%
Other	13%	18%	17%	17%
Total	100%	100%	100%	100%

Fair Value Measurements of Pension Plans' Assets
The following table presents the fair value of the plans' assets by category and level of inputs used in their respective fair value determination as described in "Note 2: Significant accounting policies", except the level 3 security, for which the valuation determination is described following the below table:

	December 31, 2020				December 31, 2019
	Fair value determination				Fair value determination
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value
US government and federal agencies	—	21,566	—	21,566	—	19,445	—	19,445
Non-US governments debt securities	—	1,132	—	1,132	—	1,089	—	1,089
Corporate debt securities	—	45,871	—	45,871	—	35,688	—	35,688
Equity securities and mutual funds	925	90,574	—	91,499	1,112	88,631	—	89,743
Other	727	226	21,495	22,448	10,049	406	18,980	29,435
Total fair value of plans' assets	1,652	159,369	21,495	182,516	11,161	145,259	18,980	175,400
The Level 3 assets consist of insured annuity policies covering the full pension benefits of certain plan members. The fair value of these policies is deemed equal to the actuarial value of the projected benefit obligation for the insured benefits. At December 31, 2020, 28.4% (December 31, 2019: 26.8%) of the assets of the pension plans were mutual funds and equity securities managed or administered by wholly-owned subsidiaries of the Bank. At December 31, 2020, 0.5% (December 31, 2019: 0.6%) of the plans' assets were invested in common shares of the Bank.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Estimated 2021 Bank contribution to and estimated benefit payments for the next ten years under the pension and post-retirement medical benefit plans are as follows:

	Pension plans	Post- retirement medical benefit plan
Estimated Bank contributions for the full year ending December 31, 2021	3,000	—
Estimated benefit payments by year:
2021	7,400	4,538
2022	7,400	4,763
2023	7,300	4,992
2024	7,200	5,216
2025	7,200	5,447
2026-2030	34,500	30,034

Note 12: Credit related arrangements, repurchase agreements and commitments

Commitments
As at December 31, 2020, the Bank was committed to expenditures under contract for information technology services sourcing of $13.0 million (December 31, 2019: $27.6 million). The Bank funded its expenditures with its own resources and plans to fund those currently in progress with its own resources, which may be obtained through cash on hand, cash flows from operations and issuances of debt and equity securities.

The following table summarizes the Bank's commitments for sourcing, long-term leases and other agreements:

Year ending December 31	Sourcing	Other	Total
2021	13,029	18,638	31,667
2022	—	11,682	11,682
2023	—	5,552	5,552
2024	—	2,490	2,490
2025	—	1,779	1,779
Total commitments	13,029	40,141	53,170

The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for expected credit losses.

The Bank has a facility with one of its custodians, whereby the Bank may offer up to US $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31, 2020, $153.2 million (December 31, 2019: $143.6 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	December 31, 2020	December 31, 2019
Commitments to extend credit	836,710	549,049
Documentary and commercial letters of credit	981	355
Total unfunded commitments to extend credit	837,691	549,404
Allowance for credit losses	(179)	—

Credit-Related Arrangements
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee are generally represented by deposits with the Bank or a charge over assets held in mutual funds.

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

	December 31, 2020			December 31, 2019
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	265,959	258,699	7,260	230,971	223,711	7,260
Letters of guarantee	5,449	5,413	36	7,806	7,672	134
Total	271,408	264,112	7,296	238,777	231,383	7,394

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

As at December 31, 2020, the Bank had 5 open positions (December 31, 2019: 13) in resell agreements with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortized cost of these resell agreements is $197.0 million (December 31, 2019: $142.3 million) and is included in securities purchased under agreement to resell on the consolidated balance sheets. As at December 31, 2020, there were no positions (December 31, 2019: no positions) which were offset on the consolidated balance sheets to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

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

Management believes that as at December 31, 2020, a provision of $5.5 million (December 31, 2019: $5.5 million), which has been recorded, is appropriate. As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the estimate. The provision is included on the consolidated balance sheets under other liabilities.

Note 13: Leases

The Bank enters into operating lease agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2035. Certain lease payments will be adjusted during the related lease's term based on movements in the relevant consumer price index. Rental expense for premises leased on a long-term basis for the year ended December 31, 2018 amounted to $5.6 million.

	Year ended
	December 31, 2020	December 31, 2019
Lease costs
Operating lease costs	7,932	6,606
Short-term lease costs	1,500	858
Sublease income	(1,205)	(534)
Total net lease cost	8,227	6,930
Operating lease income	940	677
Other information for the period
Right-of-use assets related to new operating lease liabilities	323	28,703
Operating cash flows from operating leases	8,330	7,071

	Year ended
Other information at end of period	December 31, 2020	December 31, 2019
Operating leases right-of-use assets (included in other assets on the balance sheets)	46,244	47,947
Operating lease liabilities (included in other liabilities on the balance sheets)	44,940	48,334
Weighted average remaining lease term for operating leases (in years)	10.14	10.37
Weighted average discount rate for operating leases	5.25%	5.25%

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2020:
Year ending December 31	Operating Leases
2021	8,319
2022	8,111
2023	6,980
2024	6,247
2025	3,870
2026 & thereafter	24,793
Total commitments	58,320
Less: effect of discounting cash flows to their present value	(13,380)
Operating lease liabilities	44,940

Note 14: Loan interest income

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Contractual interest earned	224,474	228,892	213,908

Amortization
Amortization of fair value hedge	(300)	(316)	(501)
Amortization of loan origination fees (net of amortized costs)	5,436	5,456	5,088
Amortization of fair value adjustment on purchased loans	1,046	—	—
Total loan interest income	230,656	234,032	218,495

Balance of unamortized fair value hedge included in loans as at year end	1,376	1,676	1,992
Balance of unamortized loan fees included in loans as at year end	12,204	11,628	10,010

Note 15: Segmented information

The Bank is managed by the Chairman and Chief Executive Officer (“CEO”) on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with GAAP. Each reportable segment has a managing director who reports to the Chairman and CEO. The Chairman and CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the Chairman and CEO. Segment results are determined based on the Bank's management reporting system, which assigns balance sheet and statement of operations items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

Accounting policies of the reportable segments are the same as those described in Note 2: Significant accounting policies. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expenses. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.

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

Total Assets by Segment	December 31, 2020	December 31, 2019
Bermuda	5,924,779	5,220,016
Cayman	4,479,937	3,839,074
Channel Islands and the UK	4,826,671	5,108,357
Other	32,928	35,148
Total assets before inter-segment eliminations	15,264,315	14,202,595
Less: inter-segment eliminations	(525,681)	(281,020)
Total	14,738,634	13,921,575

2020	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	158,790	778	(8,750)	85,216	236,034	1,970	238,004	192,781	45,223
Cayman	94,211	1,149	483	49,294	145,137	491	145,628	62,605	83,023
Channel Islands and the UK	64,591	(1,927)	(224)	40,698	103,138	(1,238)	101,900	82,057	19,843
Other	7	—	—	14,384	14,391	(1)	14,390	15,262	(872)
Total before eliminations	317,599	—	(8,491)	189,592	498,700	1,222	499,922	352,705	147,217
Inter-segment eliminations	—	—	—	(5,733)	(5,733)	—	(5,733)	(5,733)	—
Total	317,599	—	(8,491)	183,859	492,967	1,222	494,189	346,972	147,217

2019	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	182,674	1,236	(3,088)	89,114	269,936	2,172	272,108	209,417	62,691
Cayman	113,493	1,071	1,893	51,853	168,310	570	168,880	61,057	107,823
Channel Islands and the UK	49,486	(2,307)	1,379	34,319	82,877	43	82,920	74,217	8,703
Other	49	—	—	22,119	22,168	(18)	22,150	24,292	(2,142)
Total before eliminations	345,702	—	184	197,405	543,291	2,767	546,058	368,983	177,075
Inter-segment eliminations	—	—	—	(13,430)	(13,430)	—	(13,430)	(13,430)	—
Total	345,702	—	184	183,975	529,861	2,767	532,628	355,553	177,075

2018	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	202,901	2,383	6,823	87,352	299,459	(20)	299,439	202,318	97,121
Cayman	102,793	416	1,297	47,781	152,287	349	152,636	60,666	91,970
Channel Islands and the UK	37,276	(2,799)	(1,129)	26,824	60,172	(1,185)	58,987	50,353	8,634
Other	19	—	—	15,157	15,176	1	15,177	17,718	(2,541)
Total before eliminations	342,989	—	6,991	177,114	527,094	(855)	526,239	331,055	195,184
Inter-segment eliminations	—	—	—	(8,428)	(8,428)	—	(8,428)	(8,428)	—
Total	342,989	—	6,991	168,686	518,666	(855)	517,811	322,627	195,184

Note 16: Derivative instruments and risk management

The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank’s derivative contracts principally involve over-the-counter ("OTC") transactions that are negotiated privately between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

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

Fair value hedges include designated currency swaps that are used to minimize the Bank's exposure to variability in the fair value of available-for-sale investments due to movements in foreign exchange rates. The effective portion of changes in the fair value of the hedging instrument is recognized in current year earnings consistent with the related change in fair value of the hedged items attributable to foreign exchange rates. For fair value hedges, hedging effectiveness of the hedged item and the hedging instrument are assessed and managed at inception and on an ongoing basis using a partial-term method.

Net investment hedges include designated currency swaps and qualifying non-derivative instruments and are used to minimize the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognized in AOCI consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.

For derivatives designated as net investment hedges, the Bank follows the method based on changes in spot exchange rates. Accordingly:
- The change in the fair value of the derivative instrument that is reported in AOCI (i.e., the effective portion) is determined by the changes in spot exchange rates.
- The change in the fair value of the derivative instrument attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of the hedge ineffectiveness and that difference is reported directly in the consolidated statements of operations under foreign exchange revenue.
Amounts recorded in AOCI are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

For foreign-currency-denominated debt instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCI is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 23: Accumulated other comprehensive loss" for details on the amount recognized into AOCI during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the interest rate risk of fixed rate deposits and the Bank's exposure to foreign exchange risk. Changes in the fair value of derivative instruments not formally designated as hedges are recognized in foreign exchange income.

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

December 31, 2020	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	4	68,231	—	(4,586)	(4,586)
Fair value hedges	Currency swaps	5	197,987	4,039	—	4,039
Derivatives not formally designated as hedging instruments	Currency swaps	42	1,471,632	2,678	(21,239)	(18,561)
Subtotal risk management derivatives			1,737,850	6,717	(25,825)	(19,108)

Client services derivatives	Spot and forward foreign exchange	241	770,113	7,128	(6,862)	266
Total derivative instruments			2,507,963	13,845	(32,687)	(18,842)

December 31, 2019	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	1	9,502	—	(118)	(118)
Derivatives not formally designated as hedging instruments	Currency swaps	9	207,032	1,632	(1,339)	293
Subtotal risk management derivatives			216,534	1,632	(1,457)	175

Client services derivatives	Spot and forward foreign exchange	352	3,280,636	31,060	(30,602)	458
Total derivative instruments			3,497,170	32,692	(32,059)	633
In addition to the above, as at December 31, 2020 foreign denominated deposits of £192.8 million (December 31, 2019: £251.4 million) and CHF 0.4 million (December 31, 2019: CHF 0.4 million) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

The Bank also elected not to offset certain derivative assets or liabilities and all collateral received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2020				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	13,845	(7,153)	6,692	—	(3)	6,689

Derivative liabilities
Spot and forward foreign exchange and currency swaps	32,687	(7,153)	25,534	—	(3,042)	22,492
Net negative fair value			(18,842)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2019				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	32,692	(2,233)	30,459	—	(3,224)	27,235

Derivative liabilities
Spot and forward foreign exchange and currency swaps	32,059	(2,233)	29,826	—	(997)	28,829
Net positive fair value			633

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Year ended
Derivative instrument	Consolidated statements of operations line item	December 31, 2020	December 31, 2019	December 31, 2018
Spot and forward foreign exchange	Foreign exchange revenue	(191)	(202)	(25)
Currency swaps, not designated as hedge	Foreign exchange revenue	(18,854)	592	1,697
Currency swaps - fair value hedges	Foreign exchange revenue	4,039	—	—
Total net gains (losses) recognized in net income		(15,006)	390	1,672

Derivative instrument	Consolidated statements of comprehensive income line item	December 31, 2020	December 31, 2019	December 31, 2018
Currency swaps - net investment hedge	Net change in unrealized gains and (losses) on translation of net investment in foreign operations	(4,469)	(85)	—
Total net gains (losses) recognized in comprehensive income		(4,469)	(85)	—

Note 17: Fair value measurements

The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in "Note 2: Significant accounting policies".

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

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the year ended December 31, 2020 and the year ended December 31, 2019.

	December 31, 2020				December 31, 2019
	Fair value			Total carrying amount / fair value	Fair value			Total carrying amount / fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Items that are recognized at fair value on a recurring basis:
Financial assets
Equity securities
Mutual funds	7,081	236	—	7,317	7,141	278	—	7,419
Total equity securities	7,081	236	—	7,317	7,141	278	—	7,419

Available-for-sale investments
US government and federal agencies	—	2,566,066	—	2,566,066	—	2,052,446	—	2,052,446
Non-US governments debt securities	—	22,408	—	22,408	—	25,676	—	25,676
Asset-backed securities - Student loans	—	—	12,945	12,945	—	—	12,891	12,891
Residential mortgage-backed securities	—	59,697	—	59,697	—	129,328	—	129,328
Total available-for-sale	—	2,648,171	12,945	2,661,116	—	2,207,450	12,891	2,220,341

Other assets - Derivatives	—	6,692	—	6,692	—	30,459	—	30,459

Financial liabilities
Other liabilities - Derivatives	—	25,534	—	25,534	—	29,826	—	29,826

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Level 3 Reconciliation
The Level 3 financial instrument, shown as Asset-backed securities - Student loans in the above table, is a federal family education loan program guaranteed student loan security and is valued using a non-binding quote from an external security pricing service.

The table below summarizes realized and unrealized gains and losses for Level 3 assets still held at the reporting date.

	December 31, 2020	December 31, 2019	December 31, 2018
	Available- for-sale investments	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of year	12,891	12,626	12,493
Realized and unrealized gains (losses) recognized in other comprehensive income	54	265	133
Carrying amount at end of year	12,945	12,891	12,626
Cumulative gain (loss) recognized in other comprehensive income	(345)	(399)	(664)

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		December 31, 2020			December 31, 2019
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash due from banks	Level 1	3,289,592	3,289,592	—	2,550,070	2,550,070	—
Securities purchased under agreements to resell	Level 2	197,039	197,039	—	142,283	142,283	—
Short-term investments	Level 1	823,039	823,039	—	1,218,380	1,218,380	—
Investments held-to-maturity	Level 2	2,194,371	2,304,756	110,385	2,208,663	2,255,987	47,324
Loans, net of allowance for credit losses	Level 2	5,160,810	5,193,240	32,430	5,142,622	5,161,257	18,635
Other real estate owned¹	Level 2	4,052	4,052	—	3,842	3,842	—

Financial liabilities
Term deposits	Level 2	2,660,082	2,665,463	(5,381)	3,051,306	3,054,813	(3,507)
Long-term debt	Level 2	171,462	170,086	1,376	143,500	147,574	(4,074)
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

December 31, 2020	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	3,156	—	—	—	—	134	3,290
Securities purchased under agreement to resell	197	—	—	—	—	—	197
Short-term investments	494	327	2	—	—	—	823
Investments	13	13	27	92	4,711	7	4,863
Loans	4,170	39	71	652	187	42	5,161
Other assets	—	—	—	—	—	405	405
Total assets	8,030	379	100	744	4,898	588	14,739

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	982	982
Demand deposits	7,578	—	—	—	—	3,012	10,590
Term deposits	1,584	634	344	99	—	—	2,661
Other liabilities	—	—	—	—	—	335	335
Long-term debt	—	—	—	171	—	—	171
Total liabilities and shareholders' equity	9,162	634	344	270	—	4,329	14,739

Interest rate sensitivity gap	(1,132)	(255)	(244)	474	4,898	(3,741)	—
Cumulative interest rate sensitivity gap	(1,132)	(1,387)	(1,631)	(1,157)	3,741	—	—

December 31, 2019	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	2,462	—	—	—	—	88	2,550
Securities purchased under agreement to resell	142	—	—	—	—	—	142
Short-term investments	622	591	3	—	—	2	1,218
Investments	415	23	11	102	3,878	7	4,436
Loans	4,025	16	148	292	648	14	5,143
Other assets	—	—	—	—	—	433	433
Total assets	7,666	630	162	394	4,526	544	13,922

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	964	964
Demand deposits	7,151	—	—	—	—	2,239	9,390
Term deposits	2,435	234	305	78	—	—	3,052
Other liabilities	—	—	—	—	—	373	373
Long-term debt	70	—	—	73	—	—	143
Total liabilities and shareholders' equity	9,656	234	305	151	—	3,576	13,922

Interest rate sensitivity gap	(1,990)	396	(143)	243	4,526	(3,032)	—
Cumulative interest rate sensitivity gap	(1,990)	(1,594)	(1,737)	(1,494)	3,032	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 19: Long-term debt

On June 27, 2005, the Bank issued US $150 million of Subordinated Lower Tier II capital notes. The notes were issued at par in two tranches, namely US $90 million in Series A notes due 2015, which were redeemed at face value in January 2014, and US $60 million in Series B notes due 2020. The issuance was by way of private placement with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The Series B notes paid a fixed coupon of 5.11% until July 2, 2015 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 1.10% over the 10-year US Treasury yield. During September 2011, the Bank repurchased $15 million of the outstanding 5.11% 2005 Series B Subordinated notes with the balance of $45 million maturing in July 2, 2020.

On May 27, 2008, the Bank issued US $78 million of Subordinated Lower Tier II capital notes. The notes were issued at par and in two tranches, namely US $53 million in Series A notes due 2018, which were redeemed at face value in May 2013 and US $25 million in Series B notes due 2023. The issuance was by way of private placement with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used to repay the entire amount of the US $78 million outstanding subordinated notes redeemed in May 2008. The Series B notes paid a fixed coupon of 8.44% until May 27, 2018 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 4.51% over the 10-year US Treasury yield and were redeemed at face value in November 2020.

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

On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 15, 2030.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among other, to repay the entire amount of the US $45 million outstanding subordinated notes series 2005-B which matured on July 2, 2020. The notes issued pay a fixed coupon of 5.25% until June 15, 2025 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 4.43% over the 10-year US Treasury yield. The Bank incurred $2.3 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and will be amortized over the life of the notes.

No interest was capitalized during the years ended December 31, 2020, 2019 and 2018.

In the event the Bank would be in a position to redeem long-term debt, priority would go to the redemption of the higher interest-bearing Series, subject to availability relative to the earliest date the Series is redeemable at the Bank's option.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at December 31, 2020. The interest payments are calculated until contractual maturity using the current LIBOR and Secured Overnight Financing Rate ("SOFR").

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2018 issuance	June 1, 2023	June 1, 2028	5.25%	3 months US$ LIBOR + 2.255%	75,000	3,938	10,654	4,743
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100,000	5,250	20,983	23,413
Total					175,000	9,188	31,637	28,156
Unamortized debt issuance costs					(3,538)
Long-term debt less unamortized debt issuance costs					171,462

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

During the year ended December 31, 2020, options to purchase an average of 0.1 million (December 31, 2019: 0.2 million, December 31, 2018: 0.3 million) common shares were outstanding. During the year ended December 31, 2020, the average number of outstanding awards of unvested common shares was 0.9 million (December 31, 2019: 0.9 million, December 31, 2018: 0.9 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Net income	147,217	177,075	195,184

Basic Earnings Per Share
Weighted average number of common shares issued	51,128	54,338	55,159
Weighted average number of common shares held as treasury stock	(619)	(1,166)	(213)
Weighted average number of common shares (in thousands)	50,509	53,172	54,946

Basic Earnings Per Share	2.91	3.33	3.55

Diluted Earnings Per Share
Weighted average number of common shares	50,509	53,172	54,946
Net dilution impact related to options to purchase common shares	55	118	223
Net dilution impact related to awards of unvested common shares	286	369	576
Weighted average number of diluted common shares (in thousands)	50,850	53,659	55,745

Diluted Earnings Per Share	2.90	3.30	3.50

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

In May 2020, the Board of Directors approved the 2020 Omnibus Plan (the "2020 Plan") which replaces the 2010 Plan. Under the 2020 Plan, 3.0 million shares are initially available for grant to employees in the form of stock options or unvested shares awards. Both types of awards are detailed below.

Stock Option Awards
1997 Stock Option Plan
Prior to the capital raise on March 2, 2010, the Bank granted stock options to employees and Directors of the Bank that entitle the holder to purchase one common share at a subscription price equal to the market price on the effective date of the grant. Generally, the options granted vest 25 percent at the end of each year for four years, however, as a result of the 2010 capital raise, the options granted under the Bank's 1997 Stock Option Plan to employees became fully vested and options awarded to certain executives were surrendered.

2010 and 2020 Plan
Under the 2010 and 2020 Plans, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price is reduced for all special dividends declared by the Bank. Stock option awards granted under the 2010 and 2020 Plans vest based on two specific types of vesting conditions i.e., time and performance conditions, as detailed below:

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding Stock Option Plans
	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended December 31, 2020	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	—	159	159	—	12.07
Exercised	—	(143)	(143)	—	12.13			2,192
Forfeitures and cancellations	—	(16)	(16)	—	11.50
Outstanding at end of year	—	—	—	—	—	0.00	0.00	—
Vested and exercisable at end of year	—	—	—	—	—	0.00	0.00

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended December 31, 2019	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	25	189	214	64.51	11.98
Exercised	—	(30)	(30)	—	11.50			659
Expiration at end of plan life	(25)	—	(25)	64.51	—
Outstanding at end of year	—	159	159	—	12.07	0.00	0.73	3,958
Vested and exercisable at end of year	—	159	159	—	12.07	0.00	0.73

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended December 31, 2018	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	58	476	534	113.46	11.73
Exercised	—	(287)	(287)	—	11.56			10,172
Forfeitures and cancellations	(33)	—	(33)	150.46	—
Outstanding at end of year	25	189	214	64.51	11.98	0.20	1.67	3,665
Vested and exercisable at end of year	25	189	214	64.51	11.98	0.20	1.67

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

The grant date weighted average fair value of unvested share awards granted in the years ended December 31, 2020, 2019 and 2018 was $33.35, $35.77 and $39.25, respectively. The Bank expects to settle these awards by issuing new shares.

Employee Deferred Incentive Plan (“EDIP”)
Under the Bank’s EDIP Plan, shares are awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Executive Long-Term Incentive Share Plan (“ELTIP”) - Years 2013 - 2020
The 2020 ELTIP was approved on February 12, 2020. Under the Bank’s ELTIP plans for the years 2013 through 2020, performance shares as well as time-vested shares were awarded to executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vested shares will generally vest over the three-year period from the effective grant date.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Year ended
	December 31, 2020		December 31, 2019		December 31, 2018
	EDIP	ELTIP	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of year	251	618	234	697	244	679
Granted	245	209	169	317	130	241
Vested (fair value in 2020: $9.6 million, 2019: $18.9 million; 2018: $16.0 million)	(129)	(162)	(149)	(389)	(138)	(220)
Forfeitures (resignations, retirements, redundancies)	(3)	(7)	(3)	(7)	(2)	(3)
Outstanding at end of year	364	658	251	618	234	697

Share-based Compensation Cost Recognized in Net Income
	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	EDIP and ELTIP	EDIP and ELTIP	EDIP and ELTIP
Cost recognized in net income	14,608	17,459	11,664

Unrecognized Share-based Compensation Cost	December 31, 2020		December 31, 2019
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	6,588	1.91	4,744	1.71

ELTIP
Time vesting shares	156	1.09	121	0.48
Performance vesting shares	8,187	1.60	9,765	1.80
Total unrecognized expense	14,931		14,630

Note 22: Share buy-back plans

From time to time, the Bank may seek to repurchase and retire equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, liquidity and capital requirements, contractual restrictions, and other factors.

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

On February 10, 2021, the Board approved a new common share repurchase program, authorizing the purchase for treasury of up to 2 million common shares through to February 28, 2022.

In the year ended December 31, 2020, the Bank repurchased and retired 3,452,000 shares.

	Year ended December 31
Common share buy-backs	2020	2019	2018	Total
Acquired number of shares (to the nearest 1)	3,452,000	2,293,788	1,254,212	7,000,000
Average cost per common share	25.10	35.55	38.62	30.95
Total cost (in US dollars)	86,639,889	81,534,076	48,442,768	216,616,733

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 23: Accumulated other comprehensive loss

	Unrealized (losses) on translation of net investment in foreign operations	HTM investments	Unrealized gains (losses) on AFS investments	Employee benefit plans
Year ended December 31, 2020				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(20,818)	(725)	11,808	(66,312)	(11,050)	(77,362)	(87,097)
Other comprehensive income (loss), net of taxes	(247)	665	60,971	(5,943)	(18,029)	(23,972)	37,417
Balance at end of year	(21,065)	(60)	72,779	(72,255)	(29,079)	(101,334)	(49,680)

	Unrealized (losses) on translation of net investment in foreign operations	HTM investments	Unrealized gains (losses) on AFS investments	Employee benefit plans
Year ended December 31, 2019				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(19,866)	(796)	(43,630)	(64,892)	(19,343)	(84,235)	(148,527)
Other comprehensive income (loss), net of taxes	(952)	71	55,438	(1,420)	8,293	6,873	61,430
Balance at end of year	(20,818)	(725)	11,808	(66,312)	(11,050)	(77,362)	(87,097)

	Unrealized (losses) on translation of net investment in foreign operations	HTM investments	Unrealized gains (losses) on AFS investments	Employee benefit plans
Year ended December 31, 2018				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(17,549)	(839)	(15,737)	(61,341)	(33,586)	(94,927)	(129,052)
Other comprehensive income (loss), net of taxes	(2,317)	43	(27,893)	(3,551)	14,243	10,692	(19,475)
Balance at end of year	(19,866)	(796)	(43,630)	(64,892)	(19,343)	(84,235)	(148,527)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCI Components		Year ended
	Line item in the consolidated statements of operations, if any	December 31, 2020	December 31, 2019	December 31, 2018
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	9,991	16,200	(13,764)
Gains (loss) on net investment hedge	N/A	(10,238)	(17,152)	11,447
Net change		(247)	(952)	(2,317)

Held-to-maturity investment adjustments
Amortization of net gains (losses) to net income	Interest income on investments	665	71	43
Net change		665	71	43

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	62,191	57,062	(26,793)
Transfer of realized (gains) losses to net income	Net realized gains (losses) on AFS investments	(1,220)	(1,624)	(1,100)
Net change		60,971	55,438	(27,893)

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	(8,363)	(3,472)	(7,541)
Net loss (gain) on settlement reclassified to net income	Net other gains (losses)	—	—	1,554
Prior service credit (cost) arising during the year	N/A	(47)	—	(212)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,412	2,407	2,106
Change in deferred taxes	N/A	456	149	(298)
Amortization of prior service (credit) cost	Non-service employee benefits expense	20	19	—
Foreign currency translation adjustments of related balances	N/A	(421)	(523)	840
Net change		(5,943)	(1,420)	(3,551)

Post-retirement healthcare plan
Net actuarial gain (loss)	N/A	(18,553)	10,014	11,589
Prior service cost	N/A	—	(2,369)	—
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	—	272	2,615
Amortization of prior service (credit) cost	Non-service employee benefits expense	524	376	39
Net change		(18,029)	8,293	14,243

Other comprehensive income (loss), net of taxes		37,417	61,430	(19,475)

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

The par value of each issued common share and each authorized but unissued common share was BM$0.01 and the authorized share capital of the Bank comprises 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each.

Dividends Declared
During the year ended December 31, 2020, the Bank declared and paid cash dividends of $1.76 (December 31, 2019: $1.76, December 31, 2018: $1.52) for each common share as of the related record dates. On February 10, 2021, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 10, 2021 to shareholders of record on February 24, 2021.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain a letter of no objection from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained the BMA's letter of no objection for all dividends declared during the periods presented.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Regulatory Capital
The Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at December 31, 2020 and 2019. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

	December 31, 2020		December 31, 2019
	Actual	Regulatory minimum(1)	Actual	Regulatory minimum(1)
Capital
CET 1 capital	816,009	N/A	848,821	N/A
Tier 1 capital	816,009	N/A	848,821	N/A
Tier 2 capital	187,090	N/A	103,243	N/A
Total capital	1,003,099	N/A	952,064	N/A

Risk Weighted Assets	5,068,590	N/A	4,897,851	N/A

Leverage Ratio Exposure Measure	15,349,363	N/A	14,377,474	N/A

Capital Ratios (%)
CET 1 capital	16.1%	10.0%	17.3%	10.0%
Tier 1 capital	16.1%	11.5%	17.3%	11.5%
Total capital	19.8%	13.5%	19.4%	13.5%
Leverage ratio	5.3%	5.0%	5.9%	5.0%
(1)The minimum capital ratio requirements do not reflect additional Pillar II add-on requirements that the BMA may impose upon the Bank as a prudential measure from time to time.

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

For the years ended December 31, 2020, 2019, and 2018, the Bank did not record any unrecognized tax benefits or expenses and has no uncertain tax positions as at December 31, 2020, 2019, and 2018.

The Bank records income taxes based on the enacted tax laws and rates applicable in the relevant jurisdictions for the years ended December 31, 2020, 2019, and 2018. For the years ended December 31, 2020, 2019, and 2018, the Bank did not incur any interest or pay any penalties.

	Year ended
Income taxes in consolidated statements of operations	December 31, 2020	December 31, 2019	December 31, 2018
Current tax expense	2,382	1,860	721
Deferred tax (recovery) expense	(4)	(3,231)	563
Total tax (benefit) expense	2,378	(1,371)	1,284

Reconciliation between the Effective Income Tax Rate and the Statutory Income Tax Rate

	Year ended
	December 31, 2020		December 31, 2019		December 31, 2018
	$	%	$	%	$	%
Income tax expense in international offices taxed at different rates	2,695	1.8	695	0.4	876	0.4
Expenses not deductible for tax purposes	299	0.2	104	0.1	225	0.1
Prior year tax adjustments	41	—	160	0.1	(79)	—
Change in valuation allowance	(582)	(0.4)	(2,429)	(1.4)	315	0.2
Other - net	(75)	(0.1)	99	0.1	(53)	—
Income tax (benefit) expense at effective tax rate	2,378	1.6	(1,371)	(0.8)	1,284	0.7

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Deferred income taxes	December 31, 2020	December 31, 2019
Deferred income tax asset
Tax loss carried forward	8,134	8,427
Pension liability	1,448	968
Fixed assets	(905)	(691)
Allowance for compensated absence	44	15
Deferred income tax asset before valuation allowance	8,721	8,719
Less: valuation allowance	(4,257)	(4,839)
Deferred income tax asset after valuation allowance	4,464	3,880

Deferred income tax liability
Other	(19)	(14)
Net deferred income tax assets	4,445	3,866

Management assesses the available positive and negative evidence to evaluate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as at December 31, 2020, a valuation allowance of $4.3 million (December 31, 2019: $4.8 million) has been recognized to record only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry-forward period change, or if there are changes in the available positive and negative evidence.

The Bank has net taxable loss carry forwards related to the Bank’s international operations of approximately $47.4 million (December 31, 2019: $48.1 million). Of these losses available to carry forward, $45.2 million (December 31, 2019: $45.6 million) have an indefinite life.

Note 26: Business combinations

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

For the year ended December 31, 2018, the amount of revenues and net deficit relating to the acquired GTS operations that were not inextricably merged into the Bank’s operations were $6.5 million and $2.9 million, respectively.

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

As at March 29, 2018
Total consideration transferred	24,680

Assets acquired
Cash due from banks	3,958
Intangible assets (estimated useful life of 15 years)	16,932
Other assets	4,548
Total assets acquired	25,438

Liabilities acquired (included in Other liabilities on the balance sheet)	(4,626)

Excess purchase price (Goodwill)	3,868
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

On July 15, 2019, the transaction completed as planned and the aggregate purchase price of £160.7 million ($201.1 million) was paid in cash. During 2020, ABN AMRO Channel Islands' business and employees were integrated with the existing Butterfield Guernsey operations and operate under the Butterfield name. In addition to the figures noted below, on July 15, 2019, ABN AMRO Channel Islands had estimated clients' assets under management and custody of $4.7 billion.

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

For the period beginning on July 15, 2019 (i.e. acquisition date) to December 31, 2019, the amount of revenues and earnings relating to the acquired ABN AMRO Channel Islands operations that were not inextricably merged into the Bank’s operations were $13.7 million and a net income of $1.5 million, respectively.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements
(In thousands of US dollars, unless otherwise stated)

Note 27: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have loans and deposits with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at December 31, 2020 and December 31, 2019. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2018	97,195
Loans issued during the year	45,602
Loan repayments and the effect of changes in the composition of related parties	(104,156)
Balance at December 31, 2019	38,641
Loans issued during the period	37,073
Loan repayments and the effect of changes in the composition of related parties	(33,323)
Balance at December 31, 2020	42,391

Consolidated balance sheets		December 31, 2020	December 31, 2019
Deposits		19,591	12,838

	Year ended December 31
Consolidated statement of operations	2020	2019	2018
Interest and fees on loans	1,444	1,887	4,533

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets		December 31, 2020	December 31, 2019
Loans		12,939	9,888
Deposits		423	342

	Year ended December 31
Consolidated statement of operations	2020	2019	2018
Interest and fees on loans	654	677	635
Other gains/losses	742	—	—
Total non-interest expense	1,431	1,717	1,769

Investments
The Bank holds seed investments in several Butterfield mutual funds, which are managed by a wholly-owned subsidiary of the Bank. These investments are included in equity securities at their fair value and are as follows:

Consolidated balance sheets	December 31, 2020	December 31, 2019
Equity securities
Fair value	7,081	7,142
Unrealized gain	2,531	2,142
As at December 31, 2020, several Butterfield mutual funds which are managed by a wholly owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets		December 31, 2020	December 31, 2019
Loans		2,518	16
Deposits		26,541	3,492

	Year ended December 31
Consolidated statement of operations	2020	2019	2018
Asset management	7,131	10,273	9,412
Custody and other administration services	1,108	1,452	1,376
Other non-interest income	729	1,458	972

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
(In thousands of US dollars, unless otherwise stated)

Note 28: Condensed financial statements of the parent company only

Condensed financial statements of the Bank of N.T. Butterfield & Son Limited (the ultimate parent company) without consolidation of its subsidiaries were as follows:

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Balance Sheets
(In thousands of US dollars)
	As at
	December 31, 2020	December 31, 2019
Assets
Cash and demand deposits with banks - Non-interest-bearing	44,086	38,615
Demand deposits with banks - Interest-bearing	99,035	118,583
Cash equivalents - Interest-bearing	1,244,878	329,494
Cash due from banks	1,387,999	486,692
Securities purchased under agreements to resell	197,039	142,283
Short-term investments	16,277	44,512
Investment in securities
Equity securities at fair value	7,316	7,420
Available-for-sale (amortized cost: $1,058,195 (2019: 1,248,726))	1,092,325	1,252,749
Held-to-maturity (fair value: $1,023,424 (2019: $1,030,183))	967,926	1,003,248
Total investment in securities	2,067,567	2,263,417
Net assets of subsidiaries - Banks	618,461	610,217
Net assets of subsidiaries - Non-banks	11,971	10,303
Loans to third parties, net of allowance for credit losses	2,025,358	2,046,406
Loans to subsidiaries - Banks	13,669	13,241
Loans to subsidiaries - Non-banks	58,515	56,951
Other assets, including accrued interest, premises, equipment and computer software, equity method investments, receivables from subsidiaries and other real estate owned	199,273	207,896
Total assets	6,596,129	5,881,918

Liabilities
Deposits
Non-interest bearing	1,945,042	1,441,194
Interest bearing	3,298,165	3,161,634
Total deposits	5,243,207	4,602,828
Employee benefit plans	128,167	110,347
Other liabilities, including accrued interest and payables to subsidiaries	71,345	61,500
Total other liabilities	199,512	171,847
Long-term debt	171,462	143,500
Total liabilities	5,614,181	4,918,175

Total shareholders’ equity	981,948	963,743
Total liabilities and shareholders’ equity	6,596,129	5,881,918

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Operations
(In thousands of US dollars)
	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Non-interest income
Banking	24,429	24,870	23,506
Foreign exchange revenue	9,166	10,613	11,727
Custody and other administration services	6,927	7,625	—
Other non-interest income	5,924	5,650	6,330
Dividends from subsidiaries - Banks	121,522	122,776	60,000
Dividends from subsidiaries - Non-banks	19,864	23,371	19,095
Total non-interest income	187,832	194,905	120,658
Interest income
Interest and fees on loans	123,774	132,104	133,124
Investments	52,135	68,721	73,698
Deposits with banks and other	3,109	9,156	12,932
Total interest income	179,018	209,981	219,754
Interest expense
Deposits	9,386	17,410	6,709
Long-term debt	9,294	7,876	6,949
Securities sold under agreement to resell	—	13	33
Total interest expense	18,680	25,299	13,691
Net interest income before provision for credit losses	160,338	184,682	206,063
Provision for credit recoveries (losses)	(8,750)	(3,088)	6,823
Net interest income after provision for credit losses	151,588	181,594	212,886
Net gains (losses) on equity securities	658	925	(329)
Net realized gains (losses) on available-for-sale investments	702	1,053	758
Net gains (losses) on other real estate owned	(104)	(5)	(323)
Net other gains (losses)	714	2	—
Total other gains (losses)	1,970	1,975	106
Total net revenue	341,390	378,474	333,650
Non-interest expense
Salaries and other employee benefits	69,521	77,923	75,949
Technology and communications	35,434	36,008	36,466
Professional and outside services	27,791	27,954	22,696
Property	9,092	6,927	6,693
Indirect taxes	15,633	15,355	14,669
Non-service employee benefits expense	3,462	5,879	6,427
Marketing	2,418	4,372	3,034
Amortization of intangible assets	169	169	169
Other expenses	9,896	9,260	4,230
Total non-interest expense	173,416	183,847	170,333
Net income before equity in undistributed earnings of subsidiaries	167,974	194,627	163,317
Equity in undistributed earnings of subsidiaries	(20,757)	(17,552)	31,867
Net income	147,217	177,075	195,184
Other comprehensive income, net of tax	37,417	61,430	(19,475)
Total comprehensive income	184,634	238,505	175,709

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Cash flows from operating activities
Net income	147,217	177,075	195,184
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	26,562	21,734	21,425
Provision for credit (recovery) losses	8,750	3,088	(6,823)
Share-based payments and settlements	15,245	17,716	12,582
Net change in equity securities at fair value	102	(925)	329
Net realized (gains) losses on available-for-sale investments	(702)	(1,053)	(758)
Net (gains) losses on other real estate owned	104	5	323
(Increase) decrease in carrying value of equity method investments	(1,376)	(290)	(1,033)
Dividends received from equity method investments	2,710	385	376
Equity in undistributed earnings of subsidiaries	20,757	17,552	(31,867)
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	754	6,808	(11,915)
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	9,456	(3,753)	(786)
Cash provided by (used in) operating activities	229,579	238,342	177,037

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell	(54,756)	(114,942)	151,428
Short-term investments other than restricted cash: proceeds from maturities and sales	68,272	—	106,221
Short-term investments other than restricted cash: purchases	(35,319)	(32,953)	(18,953)
Available-for-sale investments: proceeds from sale	205,770	114,058	681,656
Available-for-sale investments: proceeds from maturities and pay downs	295,547	204,105	340,114
Available-for-sale investments: purchases	(317,451)	(196,652)	(156,271)
Held-to-maturity investments: proceeds from maturities and pay downs	229,576	137,622	82,853
Held-to-maturity investments: purchases	(195,898)	(53,228)	(525,637)
Net (increase) decrease in loans to third parties	8,263	(99,793)	15,184
Net (increase) decrease in loans to bank subsidiaries	(428)	(487)	764
Net (increase) decrease in loans to non-bank subsidiaries	(1,564)	(930)	1,812
Additions to premises, equipment and computer software	(11,313)	(14,009)	(9,830)
Proceeds from sale of other real estate owned	—	1,102	5,896
Injection of capital in subsidiary	(1,522)	(175,107)	(64,029)
Return of capital from a subsidiary	3,314	12,972	8,244
Cash provided by (used in) investing activities	192,491	(218,242)	619,452

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Cash flows from financing activities
Net increase (decrease) in demand and term deposit liabilities	630,141	(64,027)	(603,925)
Issuance of subordinated capital, net of underwriting fees	97,647	—	73,218
Repayment of long-term debt	(70,000)	—	(47,000)
Common shares repurchased	(86,640)	(81,534)	(48,443)
Proceeds from stock option exercises	1,739	349	3,318
Cash dividends paid on common shares	(88,932)	(93,636)	(83,704)
Cash provided by (used in) financing activities	483,955	(238,848)	(706,536)
Net increase (decrease) in cash, cash equivalent and restricted cash	906,025	(218,748)	89,953
Cash, cash equivalents and restricted cash: beginning of year	498,251	716,999	627,046
Cash, cash equivalents and restricted cash: end of year	1,404,276	498,251	716,999

Components of cash, cash equivalents and restricted cash at end of year
Cash due from banks	1,387,999	486,692	703,263
Restricted cash included in short-term investments on the consolidated balance sheets	16,277	11,559	13,736
Total cash, cash equivalents and restricted cash at end of year	1,404,276	498,251	716,999

Supplemental disclosure of cash flow information
Cash interest paid	19,532	24,190	15,428

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	314	—	2,041
Initial recognition of right-of-use assets and operating lease liabilities	—	133	—
Reduction in net loans due to initial adoption of a current expected credit loss model	3,899	—	—

Note 29: Subsequent events

On February 10, 2021, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 10, 2021 to shareholders of record on February 24, 2021.

On February 10, 2021, the Board of Directors approved a new common share repurchase program, authorizing the purchase for treasury of up to 2 million common shares.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.
i

ITEM 19. EXHIBITS
    The SEC maintains an internet site at https://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.
(a)    The following documents are filed as exhibits hereto:

Exhibit No.	Description
1.1	Amended and Restated Bye-laws of The Bank of N.T. Butterfield & Son Limited (incorporated by reference to Exhibit 1.1 to the registrant's Annual Report on Form 20-F for the year ended December 31, 2018)
1.2	The N.T. Butterfield & Son Bank Act, 1904 (incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
2.1	Form of Specimen of Common Registered Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s registration statement on Form F-1/A, filed on August 30, 2016)
2.2	Description of Securities
4.1	The Bank of N.T. Butterfield & Son Limited 2010 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
4.2	First Amendment to The Bank of N.T. Butterfield & Son Limited 2010 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the registrant’s registration statement on Form S-8, filed on October 27, 2016)
4.3	Subordinated Debt Securities Indenture between The Bank of N.T. Butterfield & Son Limited and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on May 24, 2018)
4.4	First Supplemental Indenture, between The Bank of N.T. Butterfield & Son Limited and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as at May 24, 2018, to Subordinated Debt Securities Indenture, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on May 24, 2018)
4.5	Purchase Agreement, dated April 24, 2019, by and among Bank of N.T. Butterfield & Son Limited, Butterfield Bank (Guernsey) Limited and ABN AMRO (Channel Islands) Limited (incorporated by reference to Exhibit 2.1 to the registrant's report on Form 6-K filed on April 25, 2019)
4.6	The Bank of N.T. Butterfield & Son Limited 2020 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 4.4 to the registrant’s registration statement on Form S-8, filed on May 6, 2020)
4.7	Second Supplemental Indenture, between The Bank of N.T. Butterfield & Son Limited and The Bank of New
York Mellon Trust Company, N.A., as Trustee, dated as at June 11, 2020, to Subordinated Debt Securities
Indenture, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's report on
Form 6-K filed on June 11, 2020)
8	List of Subsidiaries
12.1	Certification of the Chairman and Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification of the Chairman and Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Ltd.
101
The following materials from our annual report on Form 20-F for the year ended December 31, 2020 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

ii

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
                                    The Bank of N.T. Butterfield & Son Limited

By:	/s/ Michael Collins
Name:	Michael Collins
Title:	Chairman and Chief Executive Officer
Date:	February 23, 2021

iii

Glossary of abbreviations and defined terms

AFS        Available-for-sale
AMLA        Swiss Federal Act on Combating Money Laundering and
Terrorist Financing of 10 October 1997
AOCL        Accumulated other comprehensive loss
AT1        Additional Tier 1 capital
AUA        Assets Under Administration
AUC        Assets Under Custody
AUM        Assets Under Management
Basel III        Basell III Accord
BATCA        Banks and Trust Companies Act (2020 Revision)
BBH        Brown Brothers Harriman
BBL        Banking Business (Jersey) Law 1991
BCBS        Basel Committee on Banking Supervision
BDCA         Banks and Deposit Companies Act 1999
BMA         Bermuda Monetary Authority
BNYM         Bank of New York Mellon
Board         Board of Directors
BRR        Borrower Risk Ratings
BSL         Banking Supervision (Bailiwick of Guernsey) Law, 1994
BSX Act         Bermuda Stock Exchange Company Act 1992
BSX         Bermuda Stock Exchange
CARP        Capital Assessment and Risk Profile
CCR        Counterparty Credit Risk
CD        Certificates of Deposit
CEACS         Core net income attributable to common shareholders
CECL         Current Expected Credit Loss Model
CEO         Chairman and Chief Executive Officer
CET1         Common Equity Tier 1 capital
CFO         Chief Financial Officer
CIMA         Cayman Islands Monetary Authority
Core ROATA     Core return on average tangible assets
Core ROATCE     Core return on average tangible common equity
CP        Commercial Paper
CRM        Credit Risk Management
CSPB         Corporate Service Provider Business Act 2012
CTA        Cumulative translation adjustment
DIS        Deposit Insurance Scheme
DPA        Data Protection Act
DPAJL         Data Protection Authority (Jersey) Law 2018
DPJL        Data Protection (Jersey) Law 2018
DPL 2017         Data Protection (Bailiwick of Guernsey) Law, 2017
D-SIB        Domestic Systemically Important Bank
DXC        DXC Technologies
EAD        Exposure at Default
ECAIs        External Credit Assessment Institutions
ECOFIN        EU’s Economic and Financial Affairs Council
EVE        Economic Value of Equity
Exchange Act        Securities Exchange Act of 1934
FATCA        Foreign Account Tax Compliance Act
FATF        Financial Action Task Force
FCA        Financial Conduct Authority
FCRA        Fair Credit Reporting Act
FIC        Financial Institutions Committee
FinIA         Swiss Federal Financial Institutions Act
FinIO        Swiss Federal Financial Institutions Act
FINMA        Swiss Financial Market Supervisory Authority
FPI        Foreign Private Issuers
FSMA        Financial Services and Markets Act 2000
GAAP         Generally Accepted Accounting Principles in the United
    States of America
GALCO        Group Asset and Liability Committee
GCC        Group Credit Committee
GDPR         EU General Data Protection Regulation (EU) 2016/679
GDP        Gross Domestic Product
GFSC         Guernsey Financial Services Commission
GRC        Group Risk Committee
Guernsey DCS     Guernsey Deposit Compensation Scheme
HTM        Held-to-maturity
IGAs         Intergovernmental Agreements
IRC        Internal Revenue Code of 1986
IRS         US Internal Revenue Service
IRRBB        Interest Rate Risk in the Banking Book
ISDA        International Swaps and Derivatives Association
Jersey DCS     Jersey Bank Deposit Compensation Scheme
JFSC         Jersey Financial Services Commission
JOIC         Jersey Office of the Information Commissioner
KBRA         Kroll Bond Rating Agency
LCR        Liquidity Coverage Ratio
LIBOR         London Interbank Offered Rate
LGD        Loss-Given Default
LTV        Loan-to-Value
MAS         Monetary Authority of Singapore
MIPRU         Mortgage and Home Finance Firms and Insurance
Intermediaries
Moody's     Moody's Investor Service
NACL         Non-Accrual Loan
NCO         Net Charge-Off
NII        Net Interest Income
NIM         Net interest margin
NPA         Non-Performing Assets
NPL         Non-Performing Loan
NRSROs         Nationally recognized statistical rating organizations
NSFR         Net Stable Funding Ratio
NYSE         New York Stock Exchange
OCL        Other comprehensive loss
OFAC         US Treasury Department's Office of Foreign Assets
Control
OREO         Other Real Estate Owned
OTC        Over-the-counter
PCD        Purchased Credit-Deteriorated
PCI        Purchased Credit-Impaired
PCL         Proceeds of Crime Act (2020 Revision)
PD        Probability of Default
PFIC         Passive Foreign Investment company
PIPA         Personal Information Protection Act 2016
Regulation FD     Regulation Fair Disclosure
ROA         Return on average assets
ROE         Return on average common shareholders' equity
RPCC        Risk Policy and Compliance Committee
RWA         Risk-weighted Assets
SA-CCR        Standardised Approach for measuring Counterparty
Credit Risk exposures
SREP        Supervisory Review and Evaluation Process
S&P         Standard & Poor's
SEC         Securities and Exchange Commission
SIBA         Securities Investment Business Act (2020 Revision)
SWIFT         Society for Worldwide Interbank Financial
Telecommunication
TCA         Trust Companies Act
TCE/TA         Tangible Common Equity/Tangible Assets
TDR         Troubled debt restructuring
TE/TA         Tangible total Equity/Tangible Assets
USAO         U.S Attorney's Office for the Southern District of New
York

iv