Form 20-F
period 2021-12-31
Bank of N.T. Butterfield & Son Ltd
filed 2022-02-23
CIK 1653242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

December 31, 2021
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
As at December 31, 2021, there were 49,911,351 shares of the registrant's common stock outstanding.
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
Our consolidated financial statements as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been audited, as stated in the report appearing herein, by PricewaterhouseCoopers Ltd., Bermuda, and are included in this report and are referred to as our audited consolidated financial statements. We have prepared these financial statements in accordance with GAAP.
We believe that the non‑GAAP measures included in this report provide valuable information to readers because they enable the reader to identify the financial measures we use to track the performance of our business and guide management. Furthermore, these measures provide readers with valuable information regarding our core activities, which allows for a more meaningful evaluation of relevant trends when considered in conjunction with measures calculated in accordance with GAAP. Non‑GAAP measures used in this report are not a substitute for GAAP measures and readers should consider the GAAP measures as well. For more information on non‑GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, see Item 5.A. "Operating Results — Reconciliation of Non‑GAAP Financial Measures”.
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
There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the section captioned "Risk Factors" that appear in Item 3.D. "Risk Factors" of this annual report. These factors should not be construed as exhaustive and should be read with the other cautionary statements in this annual report.
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
A.[Reserved]

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
Risks Related to the COVID-19 Pandemic
The COVID-19 pandemic has created economic and financial disruptions that have adversely affected, and are likely to continue to adversely affect, our business, financial condition, liquidity and results of operations. The extent to which the COVID-19 pandemic will continue to negatively affect our business, financial condition, liquidity and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and the emergence of new variants, the continued effectiveness of our business continuity plan (including remote working arrangements implemented for staff), the direct and indirect impact of the pandemic on our employees, customers, clients, counterparties and service providers, as well as other market participants, actions taken by governmental authorities and other third parties in response to the pandemic, and the effectiveness and acceptance of COVID-19 vaccines.
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

We continue to monitor the sectors that are most susceptible to economic uncertainty as a result of the COVID-19 pandemic and the potential impact to our business. The continuing implications of the pandemic on our business, financial condition, liquidity and results of operations will depend on factors such as, but not limited to, the following:

•The duration and scope of the pandemic.

•The efficacy of vaccines and other actions taken to contain COVID-19 and its variants.

•The continuation of a low interest rate environment, or further reductions in interest rates, over the medium or long term, which would adversely impact our net interest income and net interest margin, as well as increase our reliance on fee businesses.

•A slow or incomplete recovery of tourism in Bermuda and the Cayman Islands, which would adversely affect our revenues, including fee income, as well as increase our credit exposure.

•Increased unemployment and decreased business in the jurisdictions in which we operate.

•An increase in defaults on our residential mortgage loans.

•Ratings downgrades, credit deterioration and defaults in many industries, including the hotel/restaurants/hospitality sector, financial services and commercial real estate.

•Further decreases in the rates and yields on US Government guaranteed securities and increased pre-payments in mortgage backed securities we hold, which may lead to further decreases in the yield on our investment portfolio.

•Heightened cybersecurity, information security and operational risks as a result of remote working arrangements implemented for staff or otherwise.

•Government and regulatory scrutiny on market and economic conditions or actions governmental authorities take in response to the pandemic.

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
Our financial performance generally, and in particular the ability of our borrowers to pay interest and repay principal on outstanding loans and the value for the collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our future growth, are highly dependent upon the business environment in the markets in which we operate. A downturn in Bermuda, the Cayman Islands, and the Channel Islands and the UK can have a profound impact on our business performance. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, any downgrade in sovereign credit ratings to which our credit ratings are correlated, the prevailing yield curve, inflation and price levels, monetary policy, regulatory or legal changes (including changes in tax laws) or changes in enforcement thereof, unemployment rates, investor or business confidence, natural or man-made disasters, the strength of the local economy in the markets in which we operate, or a combination of these or other factors.

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
Our banking operations are concentrated in Bermuda, the Cayman Islands, and the Channel Islands and the UK, and we serve customers in these markets. In the year ended December 31, 2021, 45%, 29% and 20%, of our total net revenue was derived from our Bermuda, Cayman Islands, and Channel Islands and UK segments, respectively. In addition, in the year ended December 31, 2021, 39%, 20% and 39%, of our loans originated in Bermuda, the Cayman Islands, and Channel Islands and the UK, respectively. Accordingly, a downturn in these markets may have a profound effect on our banking business. In addition, we have sought to expand our core business lines, including through recent acquisitions. Any failure in our ability to expand our core business lines, or any reduction in demand for our core services in our Bermuda, Cayman Islands and Channel Islands and UK segments, including due to perceived reputational risks, increasing regulatory scrutiny over activities in these jurisdictions or otherwise, may adversely impact our business and results of operations, including the ongoing success of any of our acquired businesses.
Geopolitical events could disrupt our businesses and adversely affect our financial condition or results of operations.
We are exposed to risks arising out of geopolitical events, such as trade barriers, including the imposition of tariffs and other limitations on international trade and travel, exchange controls, government shutdowns, other measures taken by sovereign governments, including by the US, and uncertainty arising from recent or upcoming elections that can hinder economic or financial activity levels. Furthermore, unfavorable political, military or diplomatic events, armed conflict, terrorist acts and threats, and pandemics, and the responses to them by governments, could also negatively affect economic activity and have an adverse effect upon our business, financial condition or results of operations.
In addition the UK formally leaving the EU (“Brexit”) and the US's present and future policies may increase the uncertainty and instability in the global financial markets, which could lead to weaker macroeconomic conditions, globally and in our key markets. Such economic weakness and uncertainty may adversely affect our business, financial condition and results of operations. Political and economic uncertainty has in the past led to, and could in the future lead to, declines in market liquidity and activity levels, volatile market conditions and exchange rates, a contraction of available credit, lower or negative interest rates, declines in the real estate market, weaker economic growth and investment performance and reduced business confidence, all of which could impact our business. The post-Brexit relationship between the UK and the EU continues to evolve, which could cause disruptions to and create uncertainty surrounding our business. Further, any continuing legal or economic disruptions resulting from Brexit may negatively impact our operations in the UK and certain UK territories and dependencies, namely Bermuda, the Cayman Islands, and the Channel Islands. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations.
Furthermore, changes in legislation and regulation or an attempt by any territory or dependency of the UK in which we operate to declare independence from the UK or to implement changes in its constitution, including its fiscal and monetary policies, could have a negative effect on the applicable jurisdiction's position as an international business center. This could have a significant negative effect on the local economy and in turn negatively affect our business.
Because the primary markets in which we operate do not have well-diversified economies, a downturn in their key industries could affect their economies as a whole and have an adverse effect on our business, financial condition or results of operations.
Bermuda is among the largest reinsurance markets in the world. The Cayman Islands is a leader in fund domiciliation for global asset managers, with 12,719 regulated mutual funds as at December 31, 2021 according to CIMA. International financial services account for a significant portion of the economies of the Channel Islands. Many of our commercial customers are reinsurance or regulated fund service providers. As a result, a downturn in these key sectors, a change in laws or regulations (including the favorable tax treatment of entities in these jurisdictions), or a shift of business away from Bermuda, the Cayman Islands, or the Channel Islands, including as a result of the inclusion of any of these jurisdictions on the EU list of non-cooperative jurisdictions for tax purposes or the implementation of the global minimum tax regime proposed by the Organization for Economic Cooperation and Development ("OECD") in any of these jurisdictions, could result in job losses and adversely impact the economies in these markets. Any downturn or further concentration in the reinsurance, investment and asset management and banking markets could also adversely affect our business, financial condition and results of operations.
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

As a bank licensed by the Guernsey Financial Services Commission, we are required to pay contributions to the Guernsey Deposit Compensation Scheme (the "Guernsey DCS"). Currently, we are required to pay an administration levy which is calculated by the Guernsey DCS Board. The amount of the contribution we are liable to pay may change from time to time and there is no guarantee that the current rate charged by the Guernsey DCS Board will stay the same and not increase. In the event of the failure of a Guernsey licensed bank, the Guernsey DCS Board will estimate the total level of compensation levy required and the Bank will be liable in equal shares with every other participant (i.e., every other licensed bank in Guernsey) for the first £10,000,000. If the total compensation levy exceeds £10,000,000, then the Bank will be liable on a pro-rata basis (calculated by reference to the total "value at risk" of our Guernsey deposits compared to the Guernsey market) with every other participant for the amount of such excess. We may also not be able to recover our contributions to the Guernsey DCS from any failed licensed bank whose insured depositors receive payments from the Guernsey DCS. Any contributions we are required to make as part of the Guernsey DCS (and any associated costs) are a cost to our business, and such costs, including any future increases, may have an adverse effect on our business, financial condition or results of operations.
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
A delayed or incomplete recovery of tourism in Bermuda or the Cayman Islands could have adverse effects on the economic stability of these jurisdictions, and our business, financial condition or results of operations. In addition, a continued decline in tourism could lead to further (i) decreases in the value of hotels and other commercial properties, which could further adversely affect our commercial loan portfolio, and (ii) increases in unemployment, which could further affect the ability of our residential borrowers to make payments on their loans.
Severe weather, natural disasters and potential impacts of climate change could disrupt our businesses and adversely affect our financial condition or results of operations.
The key markets in which we operate include Bermuda and the Cayman Islands and our business is therefore subject to the risks associated with severe tropical storms, hurricanes, tornadoes, earthquakes and rising sea levels, including downed telephone lines, flooded facilities, power outages, fuel shortages, damaged or destroyed property and equipment, and work interruptions. Although hurricanes in the Caribbean during 2019, 2020 and 2021 did not negatively impact the Bank's operations or cause any insurable losses, such severe weather conditions and natural disasters may, in the future, negatively impact us and our clients and their ability to meet their financial obligations to us, including the repayment of loans. Such events may also result in an impairment of the value of property or other collateral used to secure the loans that we extend. Climate change will likely aggravate the impact and increase the incidence of such severe weather conditions and natural disasters. Furthermore, severe weather events may have a significant impact on the economies of the key markets in which we operate, which could have a material adverse impact on our operations.
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
The success of our strategy relies significantly on our reputation and the reputation of our senior management and the Board. In addition, our customers and key introducers must continue to associate our brand with meeting customer needs and delivering value to those customers. Adverse publicity (whether or not justified) relating to activities by our management, employees, agents or others with whom we do business, such as customer service mishaps or noncompliance with laws, could tarnish our reputation and reduce the value of our brand. With the increase in the use of social media outlets, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond. Such unfavorable publicity could also require us to allocate significant resources to rebuild our reputation.
As a bank operating in Bermuda, the Cayman Islands, the Channel Islands and other international financial centers, we are subject to increasing scrutiny with respect to potential or alleged legal and regulatory breaches and unethical behavior and associated reputational risks, including with respect to the general perception and reputation of financial institutions in those jurisdictions, which may in turn be affected by factors including the EU list of non-cooperative jurisdictions for tax purposes, and policies on controversial industries such as gaming and cryptocurrencies, among others. See "Our business may be negatively impacted by the economic substance legislation and regulations in the jurisdictions in which we operate, including Bermuda, the Cayman Islands, and the Channel Islands." Any circumstance that causes real or perceived damage to our brand or reputation, or banking or wealth management generally in these jurisdictions, may negatively affect our relationships with our customers and key introducers, which would have an adverse effect on our business, financial condition or results of operations.
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

Goodwill is tested for impairment on an annual basis. As at December 31, 2021, we had $25.4 million and $60.8 million of goodwill and intangible assets, respectively. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects.
A decline in the residential real estate market, including in Bermuda, the Cayman Islands, the Channel Islands and the United Kingdom, could increase the risk of loans being impaired and could have an adverse effect on our business, financial condition or results of operations.
We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. As at December 31, 2021, approximately 53% of our Bermuda loan portfolio, net of allowance for credit losses, was composed of residential mortgages in Bermuda; approximately 68% of our Cayman Islands loan portfolio, net of allowance for credit losses, was composed of residential mortgages in the Cayman Islands and approximately 84% of our Channel Islands and UK loan portfolio, net of allowance for credit losses, was composed of residential mortgages in the Channel Islands and the UK. A decline in the real estate market, in particular in Bermuda, the Cayman Islands, the Channel Islands and the UK (including as a result of the ongoing COVID-19 pandemic), would mean that the collateral for our loans would hold less value. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on the defaulted loans. Declines in the real estate market, including as a result of lower infrastructure spending in the markets in which we operate, could also adversely affect demand for new loans, further decreasing the interest revenue generated by our loan portfolio. In addition, if our estimate for our allowance for credit losses proves to be inadequate, we will have to increase the allowance accordingly and may have future charge-offs. This may lead to impairment charges on loans and other assets, higher costs and higher incurred loan-loss provisions.
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
As at December 31, 2021, we owned $6.2 billion of investment securities consisting primarily of securities issued by the US government and US governmental agencies. In 2021, our investment portfolio had an average yield of 1.79%.
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
We did not record any credit impairment losses on investments in the years ended December 31, 2021, 2020 and 2019. We may be required to recognize credit impairments in the future periods, which could have an adverse effect on our business, financial conditions or results of operations. See "- If we are unable to effectively manage our liquidity we may need to seek additional financing and our business, financial condition or results of operations could be adversely affected."
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
Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. For example, recent decreases in global market interest rates and increased prepayment speeds resulted in lower yields on the Bank's investments. Prepayments also require us to recognize net premiums or commissions as income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.
Volatility levels and fluctuations in foreign currency exchange rates may affect our business, financial position and results of operations.
We are exposed to foreign currency risk as a result of our holdings of foreign currency denominated assets and liabilities, investment in foreign subsidiaries, and future foreign currency denominated revenue and expense. Fluctuations in exchange rates may raise the potential for losses resulting from foreign currency trading positions, where aggregate obligations to purchase and sell a foreign currency do not offset each other or offset each other in different time periods. Exchange rate volatility may have negative impacts on our business, financial position and results of operations.

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
Our main source of funding is customer deposits. As at December 31, 2021, we had $13.9 billion in deposits (55% USD deposits, 18% USD-pegged deposits), with 33% of our deposits derived from our Bermuda segment, 33% from the Cayman Islands segment, and 34% from the Channel Islands segment. In addition, we source our funding from net income generated by the Bank, net of dividends paid, and to a lesser extent from other sources including the sale of securities to institutional counterparties under repurchase agreements and the sale of equity securities and AFS securities. Our deposit base includes both demand and term liabilities, but the significant majority of such deposits are demand deposits or are due within six months. Because we rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate may prevent us from obtaining necessary funding without incurring higher costs. Our deposit base includes deposits from commercial and institutional clients which may be more sensitive to financial strength rating changes. A significant withdrawal of deposits in either of these markets could significantly affect our liquidity and our ability to meet our funding needs.
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
For several years, global regulators and central banks have been pursuing international efforts to reform interest rate benchmarks, such as the London Interbank Offered Rate (“LIBOR”). In July 2017, the UK Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. On March 5, 2021, the FCA and ICE Benchmark Administration, the authorized and regulated administrator of LIBOR, announced that all the GBP, CHF, JPY, EUR LIBOR settings and the one-week and two-month USD LIBOR settings will cease after December 31, 2021, and the remaining USD LIBOR settings will cease after June 30, 2023.
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
The Bank's credit strength ratings are an important component of its liquidity profile and competitive position. Ratings show each agency's view of our financial strength, operating performance and ability to meet debt obligations as they become due. Nationally recognized statistical rating organizations ("NRSROs") periodically review the financial performance and condition of banks and may downgrade or change the outlook on a bank's ratings due to, for example: a change in a bank's regulatory capital ratios; a change in an NRSRO's determination of the amount of capital cushion required to maintain a particular rating; an increase in the perceived risk of a bank's investment portfolio; reduced confidence in management; or other considerations that may or may not be under our control. The Bank has credit ratings from Standard & Poor's ("S&P"), Moody's Investor Service ("Moody's") and Kroll Bond Rating Agency ("KBRA"). Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. The Bank's ratings as at December 31, 2021 are shown in the table below:

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
Our ability to implement our strategic plan and our future success depends on our ability to continue to attract, retain and motivate highly skilled, diverse and qualified personnel, including our senior management and other key employees and directors, competitively with our peers. The marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. The failure to attract or retain, including as a result of an untimely death or illness of key personnel, or replace a sufficient number of appropriately skilled and key personnel could place us at a significant competitive disadvantage and prevent us from successfully implementing our strategy or effectively managing our risk framework and business operations. This could impair our ability to implement our strategic plan successfully, achieve our performance targets and otherwise have an adverse effect on our business, financial condition or results of operations.
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
We rely on third parties to provide services that are integral to our ordinary course operations, including providers of information technology, administrative or investment advisory services. These third party supported functions or operating systems may not function properly, become insufficient to support our evolving business needs or become defective or damaged as a result of a number of factors including events beyond our control. Enhancements and upgrades to third party supported infrastructure or operating systems may entail significant time and costs, and create risks associated with implementing new systems and integrating them with existing ones. Due to the complexity of our systems, across multiple jurisdictions and product types, the process of enhancing our infrastructure and operating systems, including their security measures and controls, can create a risk of system disruptions and security issues. Similarly, we may not be able to timely recover critical business processes or operations that have been disrupted, which may further increase the associated costs and consequences of such disruptions. Although we have business continuity plans in place, cybersecurity and other safeguards in place to help provide operational resiliency, our business operations may be adversely affected by significant and prolonged disruption to our operating systems that support our businesses and customers. Furthermore, third parties on which we rely, could also introduce operational risk to us, including from information breaches or loss, breakdowns, cyber incidents, disruptions or failures of their own systems or infrastructure, or any deficiencies in the performance of their responsibilities. A material breach of customer data may negatively impact our business reputation and cause a loss of customer business; may result in increased expense to contain the event and/or require that we provide credit monitoring services for affected customers; may result in regulatory fines and sanctions; and/or may result in litigation. We rely on our outsourced service providers to implement and maintain prudent cyber-security controls. We have procedures in place to assess a vendor's cyber security controls prior to establishing a contractual relationship and to periodically review assessments of those control systems; however, these procedures are not infallible and a vendor's system can be breached despite the procedures we employ. In addition, outsourcing is subject to regulatory controls in certain jurisdictions in which we operate and we may not always be able to obtain approval to outsource on terms available or sought by us, which could adversely affect our ability to enter into outsourcing arrangements.

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
As previously publicly announced, in November 2013, the USAO applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The purpose of these summonses was to identify US persons who may have been using our banking, trust, or other services to evade their own tax obligations in the United States. The Bank cooperated with the US authorities in their investigation and reached a resolution with the US Department of Justice in July 2021. The resolution is in the form of a non-prosecution agreement with a three-year term and payment of $5.6 million.
The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property may not accurately describe the net value of the collateral that we can realize.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our allowance for credit losses may not reflect accurate loan impairments. This could have an adverse effect on our business, financial condition or results of operations.
Risks Relating to Operations, Risk Oversight and Internal Controls
Our operations are reliant on effective implementation and use of technology and require us to adapt to new technologies, and a breach, interruption or failure of our technology services or the inability to effectively integrate new technologies could have an adverse effect on our business, financial condition or results of operations.
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
We are also required to evidence our compliance (and the compliance of each of our subsidiaries located in Bermuda, the Cayman Islands, The Bahamas and the Channel Islands) with applicable economic substance requirements. Ensuring and reporting on our compliance with new economic substance requirements may require us to devote additional resources or divert resources from other aspects of our business, and/or restructure certain aspects of our operations, all of which may lead to greater expense and could adversely affect our business, financial condition or results of operations.
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
The laws, regulations, policies, voluntary codes of practice and interpretations applicable to us govern a variety of matters, including acquisitions and other activities we may engage in. As our primary lead regulator, the BMA requires that we obtain its prior consent, letter of no objection and/or approval before engaging in certain activities, including paying dividends on our common shares, entering into material acquisitions or issuing or repurchasing our common shares, and there can be no assurance that any regulatory approvals we may require will be obtained, either in a timely manner or at all. See "- Our strategy includes expansion of our business through acquisitions of, or investments in, other companies or new products and services, but we may not be able to achieve regulatory approval for such transactions or be able to achieve the anticipated cost savings, growth opportunities and other benefits anticipated from such transactions." Our regulators have the ability to compel us to, or restrict us from, taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Any restrictions on our business placed by a regulator could have a negative impact on our ability to execute on our growth strategy. See "- Laws in certain jurisdictions in which we operate and our bye-laws could adversely affect the rights of our shareholders or prevent or delay a change in control.”
Our ability to pay dividends to non-residents of Bermuda and the transfer of our common shares to non-residents of Bermuda could be impaired by Bermuda regulations.
A large number of our shareholders are resident outside of Bermuda, and our common shares are listed on the BSX and the NYSE. Bermuda regulations impacting non-Bermuda holders of our common shares are set by the Bermuda Controller of Foreign Exchange, whose current policy:
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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ended December 31, 2021 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be a PFIC for any particular year. If we were a PFIC in any taxable year during which a US shareholder owns our common shares and the US shareholder does not make a "mark-to-market" election, as discussed under the heading "Certain Taxation Considerations - Material US Federal Income Tax Consequences - US shareholders - Passive Foreign Investment Company Considerations," or a special "purging election," we generally would continue to be treated as a PFIC with respect to such US shareholders in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. US shareholders are urged to consult their own tax advisers with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our common shares.
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
On February 14, 2022, the Board of Directors approved a new share repurchase program. Pursuant to the program, the Bank is authorized to repurchase up to 2.0 million common shares of the Bank through February 28, 2023. This was executed following the expiration of the previous share repurchase program of 2.0 million common shares approved by our Board of Directors on February 10, 2021. The timing, manner, price and amount of any repurchases will be determined by the Company, in its discretion, based upon the evaluation of economic and market conditions, stock price, available cash, applicable legal and regulatory requirements and other factors, and which may include purchases pursuant to Rule 10b5-1 of the Exchange Act. The program does not require the Company to repurchase any specific number of shares and there can be no assurance that any shares will be repurchased under the program. The program may be suspended, extended, modified or discontinued by the Company at any time. These activities may have had the effect of maintaining the market price of our common shares or retarding a decline in the market price of the common shares, and, as a result, the price of our common shares may have been higher than the price that otherwise might have existed in the open market.
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
•In May 2018, we issued $75 million of 5.25% Fixed to Floating Rate Subordinated Notes due in 2028 to repay a portion of our outstanding indebtedness and for other general corporate purposes.
•In July 2019, we completed the £160.7 million ($201.1 million) acquisition of ABN AMRO (Channel Islands) Limited ("ABN AMRO (Channel Islands)"), which provides banking, investment management and custody products to three distinct client groups, including trusts, private clients, and funds.
•In June 2020, we issued $100 million of 5.25% Fixed to Floating Rate Subordinated Notes due in 2030 for general corporate purposes, including the repayment of a portion of our previously outstanding debt.

B.Business Overview
Overview
We are a full service bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through three geographic segments: Bermuda, the Cayman Islands, and the Channel Islands and the UK. We offer banking services, comprising of retail, private and corporate banking, treasury services, and wealth management, which consists of investment management, advisory and brokerage services, trust, estate, and company management in both our Bermuda and Cayman Islands segments, as well as custody services in our Bermuda segment. The Channel Islands and the UK segment include the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial intermediaries including private banking and treasury services, internet banking, wealth management and fiduciary services. In 2021, the Channel Islands entered the local mortgage market offering various products to local residents. The UK jurisdiction provides mortgage services for high-value residential properties. We also have operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland, which we include in our Other segment.
For the year ended December 31, 2021, we generated $499.7 million in net revenue after provision for credit losses and other gains/losses ("net revenue"). Our total net revenue, before inter-segment eliminations, by each of our three geographic segments and our non-reportable "Other" segment for the years ended December 31, 2021, 2020 and 2019 are as follows:

	For the year ended
In millions of $	2021	2020	2019
Net Revenue
Bermuda	$233.7	$238.0	$272.1
Cayman Islands	$150.7	$145.6	$168.9
Channel Islands and the UK	$105.2	$101.9	$82.9
Other	$27.6	$14.4	$22.2
As at December 31, 2021, we had $15.3 billion in total assets, $5.2 billion in net loans, $13.9 billion in total deposits (55% USD deposits, 18% USD-pegged deposits), $106.4 billion and $36.8 billion of trust and custody businesses assets under administration, respectively, and $5.5 billion of assets under management.
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
In our Channel Islands and UK segment, our bank provides a broad range of services to private clients and financial institutions including private banking, corporate banking and treasury services, internet banking, wealth management, mortgage lending and fiduciary services. In 2021, the segment entered the local mortgage market offering various products to local residents. The UK jurisdiction provides mortgages for high-value residential properties.
In all of our segments, we offer wealth management to high net worth and ultra-high net worth individuals, family offices, and institutional and corporate clients. Our wealth management platform has three lines of business: trust, private banking, and asset management.
The trust business line, which utilizes specialists in each of our geographic areas, responds to client needs in estate and succession planning, administration of complex asset holdings, and efficient coordination of family affairs. In addition, the business provides pension and employee benefits services for multinational corporations, as well as services that involve administration of and fiduciary responsibility for customized trust structures holding a wide range of asset types including financial assets, property, business assets and art.
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
From 2016 to 2021, our GAAP net income to common shareholders and our core net income to common shareholders ("Core Net Income to Common")(1) had compound annual growth rates ("CAGR") of 18.6% and 4.9%, respectively. Our earnings generation has allowed us to build capital to return to shareholders and invest strategically, both organically and through acquisitions, to further enhance the growth prospects of our Company. We aim to continue to build excess capital in the future, which we can redeploy into growing our business and return to shareholders.

__________________________
(1)Core Net Income to Common is a non-GAAP financial measure that is calculated by adjusting net income for income or expense items which management considers not to be representative of the ongoing operations of our business and preference share dividends, guarantee fees and premiums paid on preference share buybacks and redemptions. For a reconciliation of Core Net Income to Common to GAAP net income to common, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".

Our Markets
The charts below provide the geographic distribution of our Net Revenue for the year ended December 31, 2021.

Segment Distribution of Net Revenue

Other 5%
Channel Islands and the UK 20%
Bermuda 45%
Cayman 29%

2021 Net Revenue: $499.7 million

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
The international trust market is primarily concentrated in select jurisdictions, including Bermuda, the Cayman Islands, Guernsey, Jersey, Hong Kong, Singapore, and Switzerland. The leading international trust law firms serve as key introducers of clients to Butterfield and are the primary source of new business. Trust clients often hold assets that are international in nature, and as a result, performance of trust businesses is expected to have limited correlation with the performance of the domestic economies where clients are served.
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
Our asset management business line operates in Bermuda, the Cayman Islands, and Guernsey. As at December 31, 2021, 69% of our AUM was in Bermuda, 16% was in the Cayman Islands, and 15% was in Guernsey. In Bermuda and the Cayman Islands, a majority of our institutional and private clients are domestic from a domicile perspective while a majority of our clients in Guernsey are tied to our trust business and are international in nature.

Our International Network and Group Structure
The following map presents the several geographic regions in which our business operates. Business support centers in Canada and Mauritius are not shown.
The following chart presents our corporate structure, indicating our principal regulated subsidiaries as at December 31, 2021. All of the subsidiaries listed below are wholly owned by the Bank.
Bermuda
The Bank itself is licensed in Bermuda to provide banking and custody services. Through Butterfield Asset Management Limited and Butterfield Securities (Bermuda) Limited, it is licensed and provides investment services and, through Butterfield Trust (Bermuda) Limited and Bermuda Trust Company Limited, it is licensed and provides corporate trustee, fiduciary and corporate administration services. Butterfield Securities (Bermuda) Limited also provides investment advisory and listing sponsor services.
Bahamas
Butterfield Trust (Bahamas) Limited provides trust and fiduciary services.
Cayman Islands
Butterfield Bank (Cayman) Limited provides banking services and Butterfield Trust (Cayman) Limited provides trustee, fiduciary and corporate administration services.
Guernsey
Butterfield Bank (Guernsey) Limited provides private banking, corporate banking, custody services and mortgage lending. Butterfield Trust (Guernsey) Limited provides trustee and fiduciary services.
United Kingdom
Butterfield Mortgages Limited provides residential property lending services.

Switzerland
Butterfield Holdings (Switzerland) Limited provides investment services and Butterfield Trust (Switzerland) Limited provides trust and fiduciary services.
Jersey
Butterfield Bank (Jersey) Limited provides deposit-taking, mortgage services, investment business and custody services.
Singapore
Butterfield Trust (Asia) Limited provides trust and fiduciary services.
Competition
The financial services industry and each of the markets in which we operate are competitive. We face strong competition in gathering deposits, making loans and obtaining client assets for management. We compete, both domestically and internationally, with globally oriented asset managers, retail and commercial banks, investment banking firms, brokerage firms and other investment service firms. Due to the trend toward consolidation in the global financial services industry, our larger competitors tend to have broader ranges of product and service offerings, greater access to capital, and greater efficiency. Larger financial institutions may also have greater ability to leverage increasing regulatory requirements and investment in technology platforms. We also face competition from non-banking financial institutions. These institutions have the ability to offer services previously limited to commercial banks. In addition, non-banking financial institutions are not subject to the same regulatory restrictions as banks, and can often operate with greater flexibility and lower cost structures.
The Bermuda banking industry currently consists of four licensed banks and one licensed deposit-taking institution. These include one subsidiary of an international bank, HSBC, and three domestic institutions: Butterfield, Bermuda Commercial Bank and Clarien Bank. In the Cayman Islands, the Bank is one of six Class 'A' full service retail banks licensed to conduct business with domestic and international clients. There are also four non-retail Class 'A' banks and 98 limited service Class 'B' banks according to CIMA. In the Channel Islands, Guernsey has 20 licensed banks and Jersey has 20, the majority of which are subsidiaries of global banking groups and brands such as Barclays, RBS, Lloyds, Credit Suisse, Investec, Royal Bank of Canada and Northern Trust. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds. We view HSBC in Bermuda and Scotia and CIBC FirstCaribbean in the Cayman Islands as our most significant competitors in those markets.
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
Competition for deposits is also affected by the ease with which customers can transfer deposits from one institution to another. Our cost of funds fluctuates with market interest rates and may be affected by higher rates being offered by other financial institutions. We believe that our most direct competition for deposits comes from international and domestic financial services firms that target the same customers as the Bank.
Deposits
We are a deposit-led institution with leading market shares in Bermuda and the Cayman Islands1, and a small but growing market share in the Channel Islands. We strive to maintain deposit growth and to maintain a strong liquidity profile through a significant excess of deposits over loans through market cycles.
Our deposits are generated principally by our banking business line, which offers retail and corporate checking, savings, and term deposits through our segments in Bermuda, the Cayman Islands and the Channel Islands. In addition, wealth management, through its private banking business line, also provides deposit services to high net worth and ultra-high net worth clients in those same geographic segments. As at December 31, 2021, our Bermuda, Cayman Islands and Channel Islands and the UK segments contributed $4.5 billion, $4.6 billion and $4.7 billion, respectively, to our total deposit base.
Total deposits as at December 31, 2021 were $13.9 billion, up 4.7% over total deposits as at December 31, 2020. Demand deposits, which include checking, savings and call accounts, totaled $10.9 billion, or 78.8% of our total deposits, as at December 31, 2021, compared to $10.6 billion, or 79.9%, as at December 31, 2020. Term deposits totaled $2.9 billion as at December 31, 2021. The cost of funds on total deposits decreased from 21 basis points in 2020 to 11 basis points in 2021. The increase in deposit balances was driven by retail and corporate deposit increases in Cayman and the Channel Islands, and partially offset by expected corporate deposit decreases in Bermuda. Cost of funds decreased primarily due to the active repricing of deposits.
Lending
We offer a broad set of lending products and services including residential mortgage lending, automobile lending, credit cards, consumer financing, and overdraft facilities to our retail customers, and commercial real estate lending, commercial and industrial loans, and overdraft facilities to our commercial and corporate customers. These offerings are provided to our retail, commercial, and private banking clients in our key jurisdictions of Bermuda and the Cayman Islands. We also offer residential mortgage lending through our banking business in Guernsey and to our high net worth and ultra-high net worth clients in the UK. Our loan portfolio, net of allowance for credit losses, stood at $5.2 billion as at December 31, 2021 compared to $5.2 billion as at December 31, 2020. The loan portfolio represented 34.2% of total assets as at December 31, 2021, and loans, net of allowance for credit losses, as a percentage of total deposits were 37.8%. The effective yield on total loans for the year ended December 31, 2021 was 4.26%, compared to 4.54% for the year ended December 31, 2020.
Residential Mortgage Lending
The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by way of first ranking charges over the residential property to which each specific loan relates, generally on terms which allow for the repossession and sale of the property if the borrower fails to comply with the terms of the loan. As at December 31, 2021, residential mortgages totaled $3.6 billion, accounting for approximately 68.8% of the Group's total gross loan portfolio with $36.6 million of residential mortgage non-accrual loans representing 59.9% of total non-accrual loans in the loan portfolio.
1 Based on interpretive data provided by the BMA and CIMA respectively.

Consumer Lending
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards and overdraft facilities to retail and private banking clients in the jurisdictions in which we operate. As at December 31, 2021, non-residential loans to consumers totaled $214.8 million, accounting for approximately 4.1% of the Group's total gross loan portfolio and approximately 1.9% of total non-accrual loans in the Group's loan portfolio.
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
As at December 31, 2021, our commercial real estate loan portfolio totaled $693.2 million, accounting for approximately 13.2% of the Group's total gross loan portfolio with $4.7 million of commercial real estate non-accrual loans representing 7.8% of total non-accrual loans in the loan portfolio.
Our commercial real estate loan portfolio is broken down into two categories: commercial mortgage and construction. As at December 31, 2021, commercial mortgages totaled $683.5 million, and construction loans totaled $9.6 million, accounting for approximately 98.6% and 1.4% of our commercial real estate loan portfolio, respectively.
Other Commercial Lending
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses. As at December 31, 2021, the Group's commercial loan portfolio, excluding loans to governments, totaled $478.4 million, accounting for approximately 9.1% of the Group's total gross loan portfolio and the Group's loans to governments totaled $259.6 million, accounting for approximately 4.9% of our total gross loan portfolio. There was $18.6 million of other commercial non-accrual loans representing approximately 30.4% of total non-accrual loans in the loan portfolio.
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
As at December 31, 2021, the Group held $6.2 billion in investments, representing approximately 40.7% of total assets.
Cash and Liquidity Management
We operate across multiple currency jurisdictions with multi-currency products. In our deposit taking jurisdictions—Bermuda, the Cayman Islands, Guernsey and Jersey—there are currently no dedicated central banks, and no pre-funded deposit insurance scheme infrastructures (such as the Federal Deposit Insurance Corporation in the United States), with the exception of Bermuda, where a pre-funded deposit insurance scheme has been implemented, and as described below in “- Supervision and Regulation” and “Risk Factors - Risks Relating to the Markets in Which We Operate - Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result”. In addition, we do not have access to borrowing or deposit facilities with the US Federal Reserve or the European Central Bank; therefore, we conservatively manage client deposit balances and the liquidity risk profile of our balance sheets. This involves the retention of significant cash or cash equivalent balances, management of intra-bank counterparty exposure and management of a significant short-dated Canadian, UK and US Treasury Bill portfolio. As at December 31, 2021, the cash due from banks of $2.2 billion was composed primarily of $1.6 billion in interest earning cash equivalents, which are investments with a less than 90-day duration. The remaining amounts were comprised of non-interest bearing and interest bearing deposits of $0.1 billion and $0.4 billion, respectively.
Foreign Exchange Services
We provide foreign exchange services in the normal course of business in all banking jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 78% of our foreign exchange revenue for the year ended December 31, 2021. We do not maintain a proprietary trading book. Foreign exchange commission income is generated from client-driven transactions and totaled $43.4 million during the year ended December 31, 2021.
Administration Services
Through our wholly-owned trust subsidiaries, we provide custody administration and settlement services to a wide range of internal and external investment clients dealing in global markets. Our custody service currently offers custody settlement and safekeeping services in 39 markets globally, including major markets and smaller, less-developed markets, with principal markets covered being the United States, Canada, Europe and Asia.
Our custody service offers safekeeping services for physical and book-entry assets. Custody for listed securities is conducted through BNYM. Hedge funds, mutual funds and exchange traded funds are held by Brown Brothers Harriman. Trading in investment transactions is settled via our global sub-custodians, BNYM and BBH. Custody services are offered from our Bermuda, Cayman Islands and Channel Islands segments and complement core wealth management services offered by other parts of the Group, and we currently anticipate this business to grow in line with our wealth management business. Clients of our custody service include a wide range of investment funds and other investment vehicles, corporations and trusts whose related banking requirements are provided by the Bank. As such, the custody client base, in addition to delivering a fee based income, also provides cash balances and foreign exchange transaction flows.
Custody fees are earned based on the value of Assets Under Custody, which are subject to a minimum levels for smaller, less complex portfolios. In addition to these fees, custody clients are charged banking transaction fees based on account activity.
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
Currently, our information technology is operationally divided into two platforms: (i) Bermuda and Cayman and (ii) Channel Islands and the UK and Group Trust. In our Bermuda and Cayman operations, we operate on a single industry standard banking technology platform utilizing a predominantly outsourced and supported model hosted across paired data centers in Canada. In our Channel Islands and UK and Group Trust operations, core services and applications are hosted across both Guernsey and Jersey data centers.
Protecting our systems to ensure the safety of our customers' information is critical to our business. We use multiple layers of protection to control access and reduce risk, including conducting access testing and regular vulnerability scanning on our platforms, systems and applications to reduce the risk that any attacks are successful. To protect against disasters, we have a Business Continuity Management framework and IT Disaster Recovery plans. For more information, see Item 3.D. "Risk Factors - Risks Relating to Risk Oversight and Internal Controls".
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

The Bank is also subject to regulation by the Minister of Finance in Bermuda under the Companies Act 1981, the Banking (Special Resolution Regime) Act 2016 and the Economic Substance Act 2018 and regulations promulgated thereunder (including applicable guidance notes published by the Registrar of Companies from time to time). It is also subject to the Deposit Insurance Act 2011 and the Deposit Insurance Rules 2016.
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
Under the market disclosure requirements (referred to as Pillar III disclosures) applicable under the Basel III Accord ("Basel III"), the Bank is required to publish information about the risks to which it is exposed. Effective as of January 1, 2015, the BMA adopted capital and liquidity regulatory requirements consistent with Basel III, a framework released by the BCBS. Basel III aims to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. Basel III adopts CET1 capital as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio, LCR and NSFR regimes.
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
The Bank may from time to time also be subject to additional regulatory requirements imposed by the BMA in its role as Bermuda’s main prudential regulator such as the Outsourcing Guidance Notes for Relevant Legal Entities, including banks, corporate service providers, trust companies, investment businesses and fund administrators, which require (among other things) these entities to demonstrate good risk management, and to notify the BMA of any new material outsourcing arrangements.
Effective February 29, 2020, the Bermuda Banking Code of Ethical Conduct was promulgated. This is a voluntary code that the Bank subscribes to. It sets out a number of guiding principles and commitments in the Bermuda banking industry for customers. The code complements the BDCA in promoting best practice and encouraging higher standards for the benefit of customers through competition and market forces.
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

In September 2021, the BMA published a consultation paper on the new code of conduct to be issued pursuant to section 8A of the BDCA, which requires the BMA to publish a code of conduct providing guidance on the duties, requirements, procedures, standards and sound principles to be observed by persons carrying on a deposit-taking business. In a letter to stakeholders dated December 7, 2021, the BMA indicated that it intends to finalize the code of conduct and soon implement amendments to the BDCA to allow the BMA to issue the code of conduct. The BMA noted that a suitable transition period will be recommended and communicated to all institutions licensed under the BDCA, including the Bank, to allow them to come into compliance with the new provisions.
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
An undertaking licensed under the Trusts Business Act must give written notice to the BMA in the event that any person has either become or ceased to be a controller or officer of such licensed undertaking. The written notice is required to be given to the BMA within 14 days beginning with the day on which the licensed undertaking becomes aware of the change in controller or officer. The definition of "controller" is set out in the Trusts Business Act but generally refers to a shareholder controller, a managing director or chief executive officer of the undertaking or of another company of which it is a subsidiary, or a person in accordance with whose directions or instructions the directors of the undertaking or of another company of which the undertaking is a subsidiary, or persons who are shareholder controllers (or any of them) are accustomed to act. The definition of "officer" under the Trusts Business Act includes a director, secretary or any senior executive.
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
At the present time, the Bank and its wholly owned subsidiaries Butterfield Trust (Bermuda) Limited, Butterfield Securities (Bermuda) Limited and Butterfield Asset Management Limited hold licenses under the Investment Business Act.
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
A company licensed under the Investment Business Act must give written notice to the BMA in the event that any person has either become or ceased to be a controller or officer of such investment provider. The written notice is required to be given to the BMA within 14 days beginning with the day on which the investment provider becomes aware of the change in controller or officer. The definition of "controller" is set out in the Investment Business Act but generally refers to a shareholder controller, a managing director or chief executive officer of the investment provider or of another company of which it is a subsidiary, or a person in accordance with whose directions or instructions the directors of the investment provider or of its parent undertaking or persons who are shareholder controllers (or any of them) are accustomed to act. The definition of "officer" under the Investment Business Act includes a director, secretary or any senior executive.
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
Financial Crime Regulation
    Bermuda has enacted a number of laws relating to combating money laundering and terrorist financing. These laws include the Proceeds of Crime Act 1997, the Anti-Terrorism (Financial and Other Measures) Act 2004, the Proceeds of Crime (Anti-Money Laundering and Anti-Terrorist Supervision and Enforcement) Act 2008 and the Proceeds of Crime (Anti-Money Laundering and Anti-Terrorist Financing) Regulations 2008, the Financial Intelligence Agency Act 2007, and the Anti-Terrorism (Financial and Other Measures) (Businesses in Regulated Sector) Order 2008 each as amended from time to time.
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

There are certain limited stamp duty exemptions under the Bermuda Stock Exchange Company Act 1992 (the ‘‘BSX Act’’), which extend to local companies, the securities of which are listed on the BSX. The Bank’s common shares are currently listed on the NYSE and BSX. Pursuant to the BSX Act, the provisions of the Stamp Duties Act will not apply to any instrument which relates to (i) a conveyance or transfer on sale, (ii) a conveyance or transfer to effect or having the effect of a voluntary disposition inter vivos, or (iii) any agreement for the lending and borrowing, of any securities which are listed on the BSX. Accordingly, for so long as the common shares of the Bank remain listed on the BSX (and to the extent any other securities issued by the Bank are listed on the BSX), the foregoing stamp duty exemptions under the BSX Act would apply. However, dealings in the Bank’s common shares beyond the limited exemptions under the BSX Act may attract stamp duty under various heads of the Schedule to the Stamp Duties Act. For example, ad valorem stamp duty may be payable (i) where security is granted over shares of the Bank, (ii) where shares of the Bank form part of a deceased’s estate and probate is sought, and (iii) on a share certificate where the share is issued by the Bank for the first time at a premium in excess of the par value thereof.

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
Limits on Shareholding
Generally, the Companies Act imposes limits on the percentage of shares in a local company carrying on business in Bermuda which may be held by persons who are non-Bermudian as that term is defined in the Companies Act. As described above, the Bank relies on an exemption under section 114(1)(e) of the Companies Act to these ownership and related control requirements.

Additionally, the bye-laws of the Bank restrict the voting rights of a person who is not "Bermudian" (as such term is defined in the Companies Act) and who is "interested" (as such term is defined in the bye-laws) in the shares of the Bank which constitute more than 40% of all shares then issued and outstanding, and such person is not entitled to vote the shares which are in excess of this 40% interest at any general meeting without the prior written approval of the Minister of Finance.
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
Personal Information Protection Act 2016
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
The majority of the operative provisions of PIPA, which include certain personal information privacy rights for individuals and specific obligations on organizations that control the processing of personal information, are not yet in force in Bermuda. The first Bermuda Privacy Commissioner was appointed with effect from January 20, 2020, and this appointment is an important step in bringing the remaining operative provisions of PIPA into force. However, as of December 2021, there is still no clear timetable for the publication of PIPA codes of practice or the actual implementation of the remaining operating provisions.
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
Relevant Legislation/Regulations
Banks & Trust Companies Act (2021 Revision)
The Banks and Trust Companies Act (2021 Revision) (the "BATCA") provides that it is an offense to conduct banking business or trust business without the appropriate license. Bank of Butterfield (Cayman) Limited holds a category "A" banking license and a trust license, both issued by CIMA.

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
Securities Investment Business Act (2021 Revision), as amended
The Securities Investment Business Act (2021 Revision), as amended (the "SIBA") provides that a person shall not carry on, or purport to carry on, securities investment business in or from the Cayman Islands unless that person is for the time being licensed under SIBA or is exempted from the requirement to hold a license pursuant to SIBA. Butterfield Bank (Cayman) Limited holds a securities investment business license, issued by CIMA, to conduct its business.

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
Companies Act (2021 Revision) as amended
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
The Cayman Islands Data Protection Act, 2021 Revision)
The Data Protection Act (2021 Revision) (the “DPA”) came into force on September 30, 2019 and establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for legitimate purposes. The DPA was developed in line with international best practices while ensuring that it reflects the specific needs of the Cayman Islands. It is based substantially on the Data Protection Act, 1998 of the United Kingdom. The DPA defines “personal data” very widely to include any data which enables a living individual to be identified.
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
Financial and Corporate Service Providers Act
The Financial and Corporate Service Providers Act provides regulations for the administration and supervision of all licensed financial and corporate service providers in the Bahamas. This Act details the obligations and duties of a licensee under the Act and sets out the supervisory powers of the Securities Commission over its licensees inclusive of penalties and sanction for non-compliance.

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
The various divisions of the GFSC perform regular visits with the purpose of understanding the business and reviewing the risk management and internal control environment (including monitoring and any outsourced functions). Such visits also monitor compliance with applicable laws and regulation.
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
The Criminal Justice (Proceeds of Crime) (Bailiwick of Guernsey) Law, 1999
The Criminal Justice (Proceeds of Crime) (Bailiwick of Guernsey) Law, 1999 established certain offenses in connection with the proceeds of criminal conduct including the concealing of transferring the proceeds of crime, assisting another person to retain the proceeds of criminal conduct, acquisition, possession or use of proceeds of criminal conduct and tipping-off.
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
Data Protection (Bailiwick of Guernsey) Law, 2017
The Data Protection (Bailiwick of Guernsey) Law, 2017 ("DPL 2017") came into force on May 25, 2018 to coincide with the enforcement of the EU's General Data Protection Regulation (EU) 2016/679. The DPL 2017 updated Guernsey's data protection framework to ensure that Guernsey retained its data protection "adequacy" status with the European Commission.
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
Financial Services Commission (Jersey) Law 1998
The Financial Services Commission (Jersey) Law 1998 provides that the JFSC is, among other things, responsible for the supervision and development of financial services in or from within Jersey, preparing and submitting recommendations for legislation regarding financial services, supervising regulated entities, and administering laws such as the Control of Borrowing (Jersey) Law 1947 and the Companies (Jersey) Law 1991. It also has particular regard to the reduction of risk to the public of financial loss, to protecting and enhancing the reputation and integrity of Jersey, and to the best economic interests of Jersey and the need to counter financial crime.
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
Data Protection (Jersey) Law, 2018 / Data Protection Authority (Jersey) Law, 2018
The Data Protection (Jersey) Law 2018 ("DPJL"), and its companion statute the Data Protection Authority (Jersey) Law 2018 ("DPAJL"), came into force on May 25, 2018 to coincide with implementation of the EU General Data Protection Regulation (EU) 2016/679 ("GDPR"). The DPJL updated Jersey's data protection framework expressly to mirror the GDPR and ensure that Jersey retained its data protection "adequacy" status with the European Commission.
In outline, the DPJL governs the processing of personal data in Jersey or in relation to Jersey residents; it provides rights to data subjects (i.e. individuals) and places obligations on data controllers and processors of personal data including, among other matters, in relation to subject access requests, transfers of personal data and notification of data breaches. The DPAJL requires any organization which is "established" in Jersey to be registered with the Jersey Office of the Information Commissioner ("JOIC") and to pay an annual charge.
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
Because its permissions are limited to mortgage activities, Butterfield Mortgages Limited is regulated by the FCA. The FCA has responsibility for both prudential and conduct of business regulation of Butterfield Mortgages Limited.
Butterfield Mortgages Limited must comply with the FCA handbook which contains detailed rules and guidance in respect of governance and conduct matters. The FCA's Principles for Business require, among other things, that Butterfield Mortgages Limited conducts its business with integrity and due skill, care and diligence and deal with its regulators in an open and cooperative way. In addition, certain persons occupying senior management functions and certifications at Butterfield Mortgages Limited are subject to statements of principle and a code of practice that describes behaviors expected of persons operating in the regulated sector. Butterfield Mortgages Limited is subject to and has implemented the FCA's Senior Management and Certification Regime, the purpose of which is to increase individual accountability of senior management under the UK regulatory system.
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
AML and Financial Crime
Butterfield UK is subject to a range of legislation at a UK level requiring it to take steps to detect and prevent potential money laundering, financial crime or terrorist financing. The FCA and HM Treasury have investigatory powers in relation to suspected breaches.
The principal UK anti-money laundering legislation applicable to the regulated activities of Butterfield UK is The Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (as amended) ("MLRs 2017") from June 26, 2017. The MLRs 2017 prescribed obligations in relation to know your customer (KYC) information and assessment as well as ongoing monitoring obligations.
Further, Butterfield UK must comply with its obligations under the Proceeds of Crime Act 2002, the Terrorism Act 2000, the Anti-terrorism, Crime and Security Act 2001, the Counter-Terrorism Act 2008 (Schedule 7), certain specific obligations under the Transfer of Funds (Information on the Payer) Regulations 2007 and certain specific obligations in FSMA (in particular with respect to market abuse and insider dealing) and the FCA Handbook. Together, this legislation requires regulated firms to create appropriate and risk-sensitive policies and procedures in relation to customer due diligence procedures and monitoring of transactions, to avoid financing terrorism or money laundering or facilitating either of these, to avoid dealing with certain persons specified by HM Treasury, and to disclose suspicious activity to the relevant regulatory authorities. In addition, the UK and all entities of the Bank must adhere to the Bribery Act 2010 which has broad extra-territorial reach.
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
Switzerland
Financial Institutions Act
The Swiss Federal Financial Institutions Act ("FinIA") and the implementing ordinance to the Swiss Federal Financial Institutions Act ("FinIO") entered into force on January 1, 2020. FinIA and FinIO set forth the basic provisions relating to the licensing in Switzerland of financial institutions, which includes trustees and (collective) asset managers but excludes banks and insurance companies as they are already subject to specific legislation. Pursuant to FinIA, Swiss trustees acting on a professional basis in Switzerland or from Switzerland, must obtain a license from the Swiss Financial Market Supervisory Authority ("FINMA") to carry on their trustee activities. A Swiss branch or a Swiss representative office of a foreign trustee must also obtain a license from FINMA.
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
In accordance with an obligation for existing trustees under FinIA, Butterfield Trust (Switzerland) Ltd notified FINMA before June 30, 2020 of its intention to apply for a license. Butterfield Trust (Switzerland) Ltd has until December 31, 2022 to affiliate to a Supervisory Organisation, comply with the licensing requirements as set forth under FinIA and apply for a license to FINMA. During such period, it may continue to provide trustee services, provided it remains affiliated to a Self-Regulatory Organization or a Supervisory Organization for anti-money laundering compliance purposes.
Swiss Anti-Money Laundering Act
The Swiss Federal Act on Combating Money Laundering and Terrorist Financing of 10 October 1997 ("AMLA") and the related implementing ordinances apply to financial intermediaries, which include trustees. It governs the combating of money laundering and terrorist financing. It ensures the exercise of due diligence by the financial institutions in the conduct of financial transactions. Pursuant to AMLA, financial institutions must affiliate to a recognized Self-Regulatory Organisation or a recognized Supervisory Organisation (see above under Financial Institutions Act) which shall supervise compliance by financial intermediaries of their duties set out in AMLA. Butterfield Trust (Switzerland) Ltd must comply with its obligations under AMLA and is currently affiliated to Organisme de Surveillance pour Intermédiaires Financiers & Trustees ("SO-FIT"), a Supervisory Organisation licensed and supervised by FINMA.
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
On September 25, 2020, the Swiss Parliament adopted the revision of the DPA. The Federal Council will decide on the entry into force at a later stage, but this is not expected to occur before the second half of 2022. The revised DPA provides for strengthened individuals' rights, increased transparency in data processing activities and extended governance and process rules for data controllers. The revised DPA also provides for increased fines for violation of duties under the revised DPA. The revisions further bring the DPA more in line with the EU General Data Protection Regulation (EU 2016/679), so that Switzerland may uphold its status as a country adequately protecting personal data from an EU perspective.
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
United States
Foreign Account Tax Compliance Act (FATCA)
Under FATCA, US federal tax legislation passed in 2010, a 30% withholding tax will be imposed on "withholdable payments" made to non-US financial institutions (including non-US investment funds and certain other non-US financial entities) that fail (or, in some cases, that have 50% affiliates which are also non-US financial institutions that fail) to provide certain information regarding their US accountholders and/or certain US investors (such US accountholders and US investors, "US accountholders") to the IRS. For non-US financial institutions that fail to comply, this withholding will generally apply without regard to whether the beneficial owner of a withholdable payment is a US person or would otherwise be entitled to an exemption from US federal withholding tax. "Withholdable payments" generally include, among other items, payments of US-source interest and dividends. Furthermore, FATCA may also impose withholding on non-US source payments by non-US financial institutions that comply with FATCA to non-US financial institutions that fail to comply with FATCA. However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final regulations defining the term "foreign pass thru payment" are published. In general, non-publicly traded debt and equity interests in investment vehicles will be treated as "accounts" and be subject to these reporting requirements. In addition, certain insurance policies and annuities are considered accounts for these purposes.
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
The Group has taken all the steps it believes are necessary to comply with current FATCA regulations, including analysis of its group entities and conclusions as to their FATCA classifications, entering into agreements with the US tax authorities (as necessary), identification of reportable accounts, and timely and accurate filing of all required annual FATCA filings, all in accordance with the appropriate IGA. Certain payments to the Group may be subject to withholding under FATCA if, in the future, the Group cannot enter into such agreements or satisfy the requirements thereunder (including as a result of local laws in non-IGA countries prohibiting information-sharing with the IRS, as a result of contracts or local laws prohibiting withholding on certain payments to account holders, policyholders, annuitants or other investors, or as a result of the failure of account holders, policyholders, annuitants or other investors to provide requested information). The possibility of such withholding and the need for US account holders, policyholders, annuitants and investors to provide certain information may adversely affect the sales of certain of the Group's products. In addition, entering into agreements with the IRS and compliance with the terms of such agreements and with FATCA and any regulations or other guidance promulgated thereunder or any legislation promulgated under an IGA may substantially increase the Group's compliance costs.
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

E.Selected Statistical Data
The following tables present select statistical information as required by the new subpart 1400 of Regulation S-K (previously Industry Guide 3).
Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential
Average Balance Sheet and Interest Rates
The following table presents average consolidated balance sheets and net interest income for the years indicated:

	For the year ended December 31
	2021			2020			2019
(in millions of $)	Average balance	Interest income (expense)	Average yield/ rate	Average balance	Interest income (expense)	Average yield/ rate	Average balance	Interest income (expense)	Average yield/ rate
Assets
Cash due from banks — Interest bearing	2,615.4	0.5	0.02%	2,481.6	7.2	0.29%	2,818.4	35.9	1.27%
Securities purchased under agreement to resell	148.1	0.9	0.60%	132.7	1.4	1.04%	39.6	1.2	3.04%
Short-term investments	1,208.7	0.1	0.01%	916.4	3.6	0.39%	375.2	4.5	1.20%
Available-for-sale	3,105.4	48.4	1.56%	2,346.3	50.6	2.15%	2,247.3	60.7	2.70%
Held-to-maturity	2,587.8	53.5	2.07%	2,166.2	58.6	2.70%	2,226.3	68.7	3.09%
Investment in securities(1)	5,693.2	101.9	1.79%	4,512.5	109.2	2.41%	4,473.6	129.4	2.89%
Commercial loans	1,585.8	72.1	4.55%	1,693.1	83.9	4.94%	1,412.0	80.9	5.73%
Consumer loans	3,614.0	149.5	4.14%	3,368.6	146.8	4.34%	2,957.5	153.1	5.18%
Total loans, net of allowance for credit losses(2)	5,199.9	221.5	4.26%	5,061.7	230.7	4.54%	4,369.5	234.0	5.36%
Interest-earning assets	14,865.3	324.9	2.19%	13,104.9	352.0	2.68%	12,076.4	405.1	3.35%
Other assets	367.4			395.4			372.7
Total assets	15,232.7			13,500.3			12,449.1
Liabilities
Deposits	10,845.3	(15.5)	(0.14)%	9,710.8	(25.1)	(0.26)%	8,851.5	(51.5)	(0.58)%
Securities sold under agreement to repurchase	—	—	—%	—	—	—%	0.7	—	(2.12)%
Long-term debt	171.7	(9.6)	(5.59)%	173.4	(9.3)	(5.35)%	143.4	(7.9)	(5.49)%
Interest bearing liabilities	11,016.9	(25.1)	(0.23)%	9,884.2	(34.4)	(0.35)%	8,995.5	(59.4)	(0.66)%
Non-interest bearing current accounts	2,895.0			2,363.9			2,147.2
Other liabilities	295.1			280.6			310.4
Total liabilities	14,207.0			12,528.6			11,453.1
Shareholders' equity	1,025.7			971.7			995.9
Total liabilities and shareholders' equity	15,232.7			13,500.3			12,449.1
Non-interest bearing funds net of non-interest-earning assets (free balance)	3,848.4			3,220.7			3,080.8
Net interest margin		299.8	2.02%		317.6	2.42%		345.7	2.86%
Net interest spread			1.95%			2.33%			2.73%
Ratio of average interest earning asset/ interest bearing liabilities	134.9%			132.6%			134.2%
______________________________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)Interest income and rates on loans include loan fees (December 31, 2021: $6.7 million; December 31, 2020: $6.3 million and December 31, 2019: $4.6 million). Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented. Interest income on non-accrual loans is recognized only to the extent it is received in cash. See "Note 2: Significant accounting policies" of our audited consolidated financial statements for further information.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense
The following table presents the amount of changes in interest income and interest expense from December 31, 2020 to December 31, 2021 and from December 31, 2019 to December 31, 2020, due to changes in both average volume and average rate. Changes not solely due to volume or rate have been allocated to volume.

	2021 compared to 2020			2020 compared to 2019
(in millions of $)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)
	Volume	Rate		Volume	Rate
Interest income related to:
Cash due from banks — Interest bearing	0.04	(6.74)	(6.70)	(0.90)	(27.80)	(28.70)
Securities purchased under agreement to resell	0.09	(0.59)	(0.50)	0.99	(0.79)	0.20
Short-term investments	(0.01)	(3.49)	(3.50)	2.15	(3.05)	(0.90)
Available-for-sale	11.74	(13.94)	(2.20)	2.23	(12.33)	(10.10)
Held-to-maturity	8.61	(13.71)	(5.10)	(1.43)	(8.67)	(10.10)
Total investment in securities(1)	20.35	(27.65)	(7.30)	0.80	(21.00)	(20.20)
Commercial loans	(5.07)	(6.73)	(11.80)	14.14	(11.14)	3.00
Consumer loans	9.76	(7.06)	2.70	18.12	(24.62)	(6.50)
Total loans, net of allowance for credit losses(2)	4.69	(13.79)	(9.10)	32.26	(35.76)	(3.50)
Total interest-earning assets	25.16	(52.26)	(27.10)	35.30	(88.40)	(53.10)
Interest expenses related to:
Deposits	(1.61)	11.21	9.60	(2.26)	28.66	26.40
Securities sold under agreement to repurchase	—	—	—	(0.01)	0.01	—
Long-term debt	0.13	(0.43)	(0.30)	(1.61)	0.21	(1.40)
Total interest bearing liabilities	(1.48)	10.78	9.30	(3.88)	28.88	25.00
Change in net interest income	23.68	(41.48)	(17.80)	31.42	(59.52)	(28.10)
______________________________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.
(2)Interest income and rates on loans include loan fees (December 31, 2021: $6.7 million; December 31, 2020: $6.3 million and December 31, 2019: $4.6 million). Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.
Investment Portfolio
The following table presents an analysis of the weighted average yields for interest bearing debt securities that are not held at fair value through earnings as at December 31, 2021:

	Remaining term to maturity
	Within 1 year	1 to 5 years	After 5 through 10 years	After 10 years	No specific or single maturity	Total
Available-for-sale
US government and federal agencies	—%	0.66%	1.26%	—%	2.15%	1.79%
Non-US governments debt securities	—%	0.87%	—%	—%	—%	0.87%
Asset-backed securities - Student loans	—%	—%	—%	—%	1.69%	1.69%
Residential mortgage-backed securities	—%	—%	—%	—%	3.22%	3.22%
Weighted average yield(1)	—%	0.73%	1.26%	—%	2.16%	1.72%
Held-to-maturity
US government and federal agencies	—%	—%	—%	—%	2.43%	2.43%
Weighted average yield(1)	—%	—%	—%	—%	2.43%	2.43%
Total Weighted average yield(1)	—%	0.73%	1.26%	—%	2.30%	2.03%
___________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

Loan Portfolio
Maturity Profile of the Loan Portfolio
The following table presents certain items in our loan portfolio by contractual maturity as at December 31, 2021:

	Remaining term to average contractual maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 years through 15 years	After 15 years	No specific maturity(1)	Total
Commercial loans
Government	23.8	84.7	151.0	—	—	259.5
Commercial and industrial	75.0	158.4	151.9	—	—	385.3
Commercial overdrafts	105.4	—	—	—	—	105.4
Total Commercial loans	204.2	243.1	302.9	—	—	750.2
Commercial real estate loans
Commercial mortgage	111.9	53.1	514.7	3.9	—	683.6
Construction	8.1	1.5	—	—	—	9.6
Total Commercial real estate loans	120.0	54.6	514.7	3.9	—	693.2
Consumer loans
Automobile financing	1.1	19.8	0.7	—	—	21.6
Credit card	72.9	—	—	—	—	72.9
Overdrafts	42.3	—	—	—	—	42.3
Other consumer	26.1	29.7	20.8	1.9	—	78.5
Total Consumer loans	142.4	49.5	21.5	1.9	—	215.3

Total Residential mortgages	622.3	1,230.3	639.0	1,133.4	—	3,625.0

Non-interest bearing items without a contractual maturity(1)	—	—	—	—	(15.0)	(15.0)

Total	1,088.9	1,577.5	1,478.1	1,139.2	(15.0)	5,268.7

The following table presents our loan portfolio by maturity and type of interest as at December 31, 2021:

	Remaining term to average contractual maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 years through 15 years	After 15 years	No specific maturity(1)	Total
Loans with fixed interest rates:
Commercial loans	9.0	78.3	158.7	—	—	246.0
Commercial real estate loans	—	5.0	149.2	—	—	154.2
Consumer loans	1.7	0.9	0.4	—	—	3.0
Residential mortgages	64.8	169.5	120.6	211.7	—	566.6
Total Loans with fixed interest rates	75.5	253.7	428.9	211.7	—	969.8
Loans with floating or adjustable interest rates:
Commercial loans	195.2	164.8	144.2	—	—	504.2
Commercial real estate loans	120.0	49.6	365.5	3.9	—	539.0
Consumer loans	140.7	48.6	21.1	1.9	—	212.3
Residential mortgages	557.5	1,060.8	518.4	921.7	—	3,058.4
Total loans with floating or adjustable interest rates	1,013.4	1,323.8	1,049.2	927.5	—	4,313.9

Non-interest bearing items without a contractual maturity(1)	—	—	—	—	(15.0)	(15.0)

Total loans	1,088.9	1,577.5	1,478.1	1,139.2	(15.0)	5,268.7
(1)Included here are items without a contractual maturity such as deferred loans fees and fair value adjustments.

Credit Ratios
The following table presents our credit ratios for the years indicated:

	For the year ended December 31
(in millions of $)	2021	2020	2019
Allowance for credit losses to total loans outstanding:
Allowance for credit losses	28.1	34.1	23.6
Total loans outstanding	5,268.7	5,194.9	5,166.2
	0.5%	0.7%	0.5%
Non-accrual loans to total loans outstanding:
Non-accrual loans	61.0	72.5	50.4
Total loans outstanding	5,268.7	5,194.9	5,166.2
	1.2%	1.4%	1.0%
Allowance for credit losses to non-accrual loans:
Allowance for credit losses	28.1	34.1	23.6
Non-accrual loans	61.0	72.5	50.4
	46.0%	47.0%	47.0%
Net charge-offs (recoveries) during the period to average loans outstanding:
Commercial loans
Net charge-offs (recoveries) during the period	0.0	3.6	0.4
Average amount outstanding	758.1	852.9	699.4
	0.01%	0.42%	0.05%
Commercial real estate loans
Net charge-offs (recoveries) during the period	0.0	0.0	0.0
Average amount outstanding	747.0	750.3	631.1
	—%	—%	—%
Consumer loans
Net charge-offs (recoveries) during the period	-0.1	0.6	1.0
Average amount outstanding	211.1	228.2	213.7
	(0.05)%	0.28%	0.47%
Residential Mortgages
Net charge-offs (recoveries) during the period	2.5	1.7	0.0
Average amount outstanding	3,516.9	3,260.1	2,930.5
	0.07%	0.05%	—%
Total loans
Net charge-offs (recoveries) during the period	2.5	5.9	1.4
Average amount outstanding	5,199.9	5,061.7	4,369.5
	0.05%	0.12%	0.03%
Allowance for credit losses to loans outstanding decreased from 0.7% to 0.5% in 2021 from 2020 due to both the improvement in macroeconomic forecasts impacting future expected credit loss estimates and the reduction in non-performing loans.
Non-accrual loans to total loan outstanding ratio decreased from 1.4% to 1.2% in 2021 from 2020 mainly due to the payoff of residential mortgages and a commercial mortgage in Bermuda which was partially offset by a residential mortgage in the Channel Islands moving into non-accrual.
Net charge-off (recoveries) ratio decreased from 0.12% to 0.05% in 2021 from 2020 mainly due to the 2020 sale of a loan which had previously been provisioned for.

Allocation of the Allowance for Credit Losses

	December 31, 2021
(in millions of $)	Amount	Percent of loans in each category to total loans
Balance at End of Period Applicable to:
Commercial	11.1	14%
Commercial real estate	1.2	13%
Consumer	3.0	4%
Residential Mortgage	12.8	69%
	28.1	100%
See "Note 6: Loans" to our audited consolidated financial statements as at December 31, 2021 for the breakdown of allowance for credit losses by each loan category.
Deposits
The following table presents our deposits by category for the years indicated:

	For the year ended December 31
	2021		2020		2019
(in millions of $)	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Interest bearing deposits
Bermuda
Demand	2,151.8	(0.02)%	1,879.8	(0.03)%	1,946.3	0.07%
Term	654.5	0.52%	961.3	0.90%	1,009.3	1.51%
Total Bermuda	2,806.3		2,841.1		2,955.6
Non-Bermuda
Demand	5,853.8	(0.04)%	5,190.0	0.02%	4,280.1	0.27%
Term	2,185.2	0.68%	1,679.7	0.96%	1,615.8	1.44%
Non-Bermuda	8,039.0		6,869.7		5,895.9
Total interest bearing deposits	10,845.3		9,710.8		8,851.5
Non-interest bearing demand deposits
Bermuda	1,810.0		1,511.5		1,417.1
Non-Bermuda	1,085.0		852.4		730.1
Total non-interest bearing deposits	2,895.0		2,363.9		2,147.2

The following table presents the amount of uninsured deposits by reportable segment:

	As at December 31
(in millions of $)	2021	2020
Bermuda (1)	4,274.5	4,571.1
Cayman (2)	4,612.0	4,108.7
Channel Islands and the UK (3)(4)	4,702.8	4,284.8
	13,589.3	12,964.6
___________________________
(1)The Bermuda Deposit Insurance Scheme covers only BMD deposits up to a maximum of $25,000 per group of depositor relationships. Eligibility is limited to individuals; sole proprietors; partnerships; unincorporated associations; charities; and companies registered in the Register of Small Businesses maintained by the Bermuda Economic Development Corporation.
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

The following table presents the amount of uninsured time deposits by reportable segment and time to maturity as at December 31, 2021:

	Remaining term to contractual maturity
(in millions of $)	Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
Time deposits in excess of insured limit:
Bermuda	25.0	10.9	21.6	36.5	94.0
Channel Islands and the UK	113.7	40.1	98.2	0.14	252.1
Total time deposits in excess of insured limit	138.7	51.0	119.8	36.6	346.1
Time deposits in uninsured accounts:
Bermuda	317.8	105.9	108.7	55.2	587.6
Cayman	367.3	77.3	77.7	2.6	524.9
Channel Islands and the UK	822.7	310.5	361.5	—	1,494.7
Total time deposits in uninsured accounts	1,507.8	493.7	547.9	57.8	2,607.2

Total uninsured time deposits	1,646.5	544.7	667.7	94.4	2,953.3

ITEM 4A: UNRESOLVED STAFF COMMENTS
None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
Management's Discussion and Analysis of Financial Condition and Results of Operations
This section presents management's perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this report, including the consolidated financial statements and related notes and should be read in conjunction with the accompanying tables and our financial statements included in this report. The consolidated financial statements and notes have been prepared in accordance with GAAP. Certain statements in this discussion and analysis may be deemed to include "forward-looking statements" and are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements are not historical facts but instead represent only management's belief regarding future events, many of which by their nature are inherently uncertain and outside of management's control. Actual results may differ materially from those included in these statements due to a variety of factors, including worldwide and local economic conditions, success in business retention and obtaining new business and other factors. Factors that could cause these differences are discussed in the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." For management's considerations and determinations of each non-core item discussed, please see "Reconciliation of Non-GAAP Financial Measures".
Overview
We are a full service bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through our four reportable segments, three geographical and one other: Bermuda, the Cayman Islands, the Channel Islands and the UK and Other. We offer banking services, comprising of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In our Bermuda and Cayman Islands segments, we offer retail banking and wealth management. In our Channel Islands and the UK segment, we offer corporate banking, wealth management and residential property lending. The Other segment includes our operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland. In these jurisdictions we either provide wealth management or operate service centers. These jurisdictions individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as a non-reportable operating segment.
The following table details our Net Revenue in total and by segment, as well as our total assets, total loans, total deposits, total AUA (which includes trust and custody AUA) and AUM for the years ended December 31, 2021, December 31, 2020 and December 31, 2019.

	For the year ended December 31
	2021	2020	2019
Net Revenue
% of Net Revenue from:
Bermuda segment	45.2%	47.6%	49.8%
Cayman Islands segment	29.1%	29.1%	30.9%
Channel Islands and the UK segment	20.3%	20.4%	15.2%
Other segment	5.4%	2.9%	4.1%

(in millions of $)
Summary Balance Sheet
Total Assets	15,335.2	14,738.6
Total Loans	5,240.7	5,160.8
Total Deposits	13,870.2	13,250.1
Assets under administration
Custody and other administration services	36,757.6	32,416.1
Trust	106,362.3	104,060.4
Assets under management
Butterfield Funds	1,757.6	2,028.8
Other assets under management	3,740.2	3,528.6

Market Environment

Our business is affected by international, regional and local economic conditions as well as the perception of future economic prospects. The significant macro-economic factors that impact our business include the US and global economic landscapes, unemployment rates, the housing markets and interest rates. With interest rates historically low across the yield curve for most global markets, 2021 began with the expectation of a future rising rate environment underpinned by strengthening economic fundamentals. As COVID-19 vaccinations picked up in the first half of the year, economic growth accelerated as financially healthy consumers resumed travel and leisure activities, and pent-up demand boosted retail sales across most economies. This trend continued throughout most of 2021, ultimately pushing prices for consumer goods, real estate and other financial assets to considerably higher levels. At the end of 2021, central banks around the globe are beginning to remove monetary accommodation to combat increasing inflationary pressures.

COVID-19 continued to impact all of our jurisdictions where, within these small island communities, the Bank plays an important role as an essential services provider, an employer, a source of working capital for companies in need and an active corporate citizen supporting our communities. The Bank continues to mandate social distancing, provide protective equipment to staff, implement split teams when required, and provide broad remote working conditions through its virtual desktop interface, and remains operational to the extent permitted.

Bermuda Segment

Bermuda rebounded economically in 2021 from the 7.3% decline in real GDP in 2020. The Government of Bermuda reported a 4.3% decrease in GDP in the first quarter of 2021 with 2021 full year forecasts predicting growth of 4.8%, although COVID-19 waves in the fall and winter may continue to impact annual growth. The economic growth was largely fueled by the professional services sector, principally insurance and reinsurance, and service firms have adapted well to the hybrid working model of office and home. Employees of this sector also spent more money in the local economy helping to provide some support to retail stores and restaurants as well as hotels through staycations. Tourism improved with higher occupancy levels but still remains well below 2019 levels. Construction was supported by strong demand for home renovations, and real estate sales recovered to 2019 levels with increase of activity from cash buyers in the residential sector. Government finances continued to improve and recent government updates forecast that the budget deficit target for 2021 will be achieved. In addition, Moody's affirmed its stable outlook for Bermuda’s sovereign rating in the fourth quarter. It is clear that small and medium sized enterprises continue to struggle. A Chamber of Commerce survey of just over 700 businesses found that 57 had closed permanently and 192 were temporarily closed or on reduced hours. Unemployment remains elevated as 1,900 jobs have been lost since the onset of the pandemic with almost half coming from the hospitality sector due to the closing of two large hotels. In addition, there has been a reduction in airlift capacity to the island which limits travel flexibility. Economic growth in the coming year is expected to remain above the pre-COVID-19 modest trend as economic activity continues to recover. However, a full recovery to 2019 levels is not expected until 2023. See Item 3.D. "Risk Factors - Risks Relating to the Markets in Which We Operate - Adverse economic and market conditions in Bermuda, the Cayman Islands and the Channel Islands and the UK, have in the past resulted in and could in the future result in lower revenue, lower asset quality, increased provisions and lower earnings" and Item 3.D. “Risk Factors - Risks Relating to the Markets in Which We Operate - A decline in tourism in Bermuda or the Cayman Islands could have a material adverse effect on our business, financial condition or results of operations”.

	2020	2019R	2018	2017	2016
Bermuda GDP (in millions of BMD $)	6,882	7,423	7,226	7,142	6,900
% change from prior year	(7.3)%	2.7%	1.2%	3.5%	3.7%
Selected GDP Components:
Real estate and renting GDP (in millions of BMD $)	1,043	1,041	1,013	981	929
% change from prior year	0.2%	2.8%	3.3%	5.6%	2.7%
International business GDP (in millions of BMD $)	1,895	1,835	1,724	1,720	1,718
% change from prior year	3.3%	6.4%	0.2%	0.1%	0.6%
Source: Government of Bermuda, Department of Statistics, Annual Publication - 2020, Gross Domestic Product at current purchaser's prices, Table 4
Caymans Islands Segment

The Cayman Islands experienced its first wave of COVID-19 in Q4 2021 after a prolonged period of low numbers of reported cases. Due to the high vaccination rates in the Cayman Islands, the impact on the healthcare system has been manageable. The borders re-opened to fully vaccinated visitors in Q4 2021, which saw a partial recovery in the tourism sector. Following a 5.8% contraction in GDP in 2020, Cayman’s GDP is estimated to have expanded by 1.8% in 2021, driven by financial services, construction and public works projects. Cayman’s GDP is projected to grow by 5% in 2022 as tourism continues to recover and GDP is expected to return to pre-pandemic levels by 2023. The unemployment rate dropped slightly from 5.2% in 2020 to 5.0% in 2021 and has remained stable. The Cayman Islands government's prudent fiscal management, evidenced by growing surpluses and overall debt reduction, provided the capacity to take appropriate fiscal measures to support impacted businesses and individuals throughout the pandemic.

	2020	2019R	2018R	2017R	2016
Cayman GDP (in millions of $)	5,669	6,020	5,517	5,153	4,899
% change from prior year	(5.8)%	9.1%	7.1%	5.2%	3.1%
Source: Economist Intelligence Unit
Channel Islands and UK Segment

2020 was an exceptionally challenging year, with the economies of Guernsey, Jersey and the UK estimated to have suffered contractions of 2.3%, 9.2% and 6.4% respectively. By contrast, 2021 has been characterized by a general improvement in economic activity across the economies, with growth forecasts bringing forward the time at which each jurisdiction is anticipated to move above its pre-pandemic GDP level. In all, it is expected that the Guernsey economy should achieve this by the end of 2021, while the UK should be back to its 2019 level early in 2022 and the Jersey economy soon after.

In terms of COVID-19 response, the Channel Islands have previously introduced a range of restrictions on inbound arrivals and as a consequence, tourism and business-related travel is significantly below 2019 levels, but each economy is gradually returning to normality. Various health containment guidelines and measures have been introduced since the pandemic began, focusing on rapid testing regimes and vaccination programs, together with social distancing measures, encouraging working from home and the use of various lockdown strategies at various points in the cycle – and these have continued during 2021 as necessary. Vaccination levels across the Channel Islands continue to be high among peer nations, and the take up rates of booster shots are now reaching similar levels. Furthermore, in a measured response to the impact of COVID-19, both islands have implemented a range of government support initiatives such as payroll co-funding, government grants and other fiscal measures. Funding of such measures has come through various sources, including the negotiation of revolving credit lines with local banks, although such use has reduced in 2021.

As discussed above, the UK economy has also suffered from the effects of the global pandemic, but with a combination of exceptionally easy monetary conditions and generous fiscal packages provided by the government, the economy has recovered most of the ground lost during 2020. The latest data suggests that GDP grew by 1.1% in the third quarter of 2021 and should reach 6.0% for the full year. Looking forwards, the emergence of the Omicron variant in Q4 2021 has the potential to weigh on the ongoing economic recovery in the near-term, given the uncertainty it has created. However, we expect this to play out through a slightly lower level of positive growth and a slower pace of monetary tightening, rather than a return to economic contraction.
Our operations in the Channel Islands and UK use the Pound Sterling as their functional currency, and are closely linked to economic trends in both the UK and the Eurozone due to the close relationships between the UK and Europe, despite the Channel Islands autonomy from the UK. See Item 3.D. “Risk Factors".
Against this backdrop, our banking businesses in the Channel Islands have benefited from local loan demand from a buoyant housing market coinciding with the launch of the Channel Islands Mortgage product during 2021 whilst our loan offering has continued to be competitive in the UK market, specifically in the Prime Central London property market.

Current/Nominal (in £ Millions)	2020 CE	2019 CE	2018 CE	2017	2016
Guernsey GDP (GVA Market/GBP)	3,178	3,252	3,169	3,101	2,934
Annual Changes (%)	(2.3)%	2.6%	2.2%	5.7%	4.2%
Source: States of Guernsey

	2020	2019R	2018	2017	2016
Jersey GDP (GBP (in £ millions))	4,528	4,988	4,803	4,710	4,669
Annual Changes (%)	(9.2)%	3.9%	2.0%	0.9%	0.2%
Source: States of Jersey
We continue to maintain a cautious stance with a liquid balance sheet, a conservative investment portfolio, and no reliance on wholesale funding. Total liquid cash and investments made up 63.3% of our balance sheet at December 31, 2021, which is up slightly from 62.2% at December 31, 2020.
The Bank continued to support customers and operate as permitted across all jurisdictions in 2021 without any support or concessions from governments or regulators in any of our operating jurisdictions.

2021 Overview
In 2021, our net income increased by $15.5 million to $162.7 million from $147.2 million in 2020. Despite the headwinds of the continued low interest environment following the COVID-19 pandemic on net interest income, the Bank saw an uplift in net income of $15.5 million driven by an increase in fee income attributable to increased card service contributions and foreign exchange transactional volumes, a decrease in the provision for credit losses due primarily to improving macroeconomic forecasts, and decreases in non-interest expenses due primarily to realizing the benefits from the 2020 COVID-19 driven staff restructuring programs. These staff restructuring programs were considered non-core and contributed to non-core costs decreasing by $6.4 million in 2021 from $7.3 million in 2020. Management continued to focus on the diligent management of capital, expenses and risks, and maintaining our strong capital position with CET1 and Total capital ratios of 17.6% and 21.2%, respectively. For the year ended December 31, 2021, the Board declared four quarterly dividends of $0.44 per quarter totaling $1.76 for each common share held on record as of the applicable record dates, and repurchased 534,828 common shares from the existing share buy-back program. Subsequent to year end, the Board approved a new share buy-back program authorizing the purchase of up to 2.0 million common shares expiring on February 28, 2023. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory requirements. See Item 8.A. "Consolidated Statements and Other Financial Information - Dividend Policy" and Item 3.D. "Risk Factors – General Risk Factors - Holders of our common shares may not receive dividends" elsewhere in this report for further details.

The quality of our assets remained strong and total assets increased year-over-year by $0.6 billion to $15.3 billion, driven primarily by increased deposit levels in Cayman and the Channel Islands. Deposits increased by $0.6 billion to $13.9 billion whilst loans remained stable at $5.2 billion. The increase in deposit balances was driven by corporate deposit increases in Cayman and the Channel Islands, and partially offset by expected corporate deposit decreases in Bermuda. Investments increased by $1.4 billion to $6.2 billion driven by increased depositor funding and the deployment of assets into the investment portfolio. Overall liquidity remained strong, as measured by cash due from banks, securities purchased under agreements to resell, short-term investments and investments in securities as a percentage of total assets, ending the year at 63.3% compared to 62.2% in the prior year.
Our shareholders’ equity decreased marginally year-over-year by $4.5 million to $977.5 million, which was a result of negative mark-to-market movements in the value of our fixed income investments as long term US dollar rates have increased, common share buy-backs and retirements throughout the year and partially offset by organic growth through net income net of dividends paid out during the year.
Key contributors to our 2021 results were as follows:
•Profitability:  Net income increased year-over-year by $15.5 million, or 10.5%, to $162.7 million, which was largely attributable to increased fee revenues due to improved economic activity as economies re-opened, a decrease in the provision for credit losses and cost-savings from the prior year COVID-19 driven staff restructuring programs implemented in order to create operating leverage in a low interest rate environment.
•Net interest margin:  NIM decreased by 40 basis points to 202 basis points compared to 242 basis points in 2020, and the cost of funding decreased by 10 basis point to 11 basis points. The decrease in NIM was due to margin declines across all interest earning asset categories, driven by lower market interest rates and increased paydowns of higher yielding investment positions with re-investment at lower rates; loan yields decreased by 28 basis points to 426 basis points; the investment portfolio yields decreased by 62 basis points to 179 basis points; and yields on cash due from banks, securities purchased under agreements to resell and short-term investments were down 30 basis points to 4 basis points. The cost of funding offset the overall NIM decrease, with expense yields decreasing by 10 basis points to 11 basis points, primarily due to the active repricing of deposits in response to lower market rates.
•Expenses:  Total non-interest expenses decreased year-over-year by $10.7 million to $333.9 million in 2021 due to a $12.3 million decrease in staff-related costs from reduced headcount as a result of non-core restructuring programs initiated in 2020 and a $1.3 million decrease in technology and communications spending due to the full depreciation of the Bank's core banking system outpacing costs associated with the new technology projects. This was offset by a $1.5 million increase in property costs driven by increased property maintenance costs and a $1.2 million increase in non-service employee benefits expense driven by increased costs from the post-retirement medical benefit plan. Our expenses also included $1.8 million of non-core expenses which relate to redundancy costs associated with the transfer of Channel Islands banking operations functions from Mauritius to Butterfield's service centers in Canada and Guernsey and professional fees related to the settlement of the US Department of Justice inquiry which commenced in 2013. After removing the effect of these items, core non-interest expenses decreased marginally by $4.5 million, from $336.6 million in 2020, to $332.1 million in 2021.
•Deposits: Deposits increased year-over-year by $0.6 billion to $13.9 billion as at December 31, 2021. The increase in deposit balances was driven by corporate deposit increases in Cayman and the Channel Islands, and partially offset by expected corporate deposit decreases in Bermuda. Interest bearing deposit costs decreased by 12 basis points to 14 basis points in 2021. With non-interest bearing deposits totaling $2.8 billion on December 31, 2021, the average cost of deposits for the year decreased by 10 basis points to 11 basis points. Cost of funds decreased due to the active repricing of deposits in response to lower market rates.

•Loan quality:  As at December 31, 2021, we had gross non-accrual loans of $61.0 million representing 1.2% of total gross loans, a decrease from $72.5 million, or 1.4%, of total loans, at December 31, 2020. The decrease in non-accrual loans was driven by the payoff of residential mortgages and a commercial mortgage in Bermuda and partially offset by a residential mortgage in the Channel Islands moving into non-accrual in the fourth quarter of 2021.
2020 Overview
In 2020, our net income decreased by $29.9 million to $147.2 million from $177.1 million in 2019. This decrease was a reflection of the low interest rate environment related to the COVID-19 pandemic which impacted all interest-earning assets. This was partially offset by a decrease in interest expense due to the active repricing of the ABN AMRO (Channel Islands) deposit book, lower rollover deposit costs and lower marketing costs, due to the delayed rollout of our new brand, and travel costs, due to global travel restrictions. The non-core items contributing to the decrease in our net income comprised principally of staff costs related to the cost restructure programs announced in Q3 2020 in order to mitigate the revenue impacts from COVID-19. Management continued to focus on the ABN AMRO (Channel Islands) integration which was completed in September 2020, the diligent management of capital, expenses and risks, and maintaining our strong capital position with CET1 and Total capital ratios of 16.1% and 19.8%, respectively. For the year ended December 31, 2020, the Board declared four quarterly dividends of $0.44 per quarter totaling $1.76 for each common share held on record as of the applicable record dates, and completed the existing share buy-back program of 3.5 million common shares. Subsequent to year end, the Board approved a new share buy-back program authorizing the purchase of up to 2.0 million common shares expiring February 2022. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory requirements. See Item 8.A. "Consolidated Statements and Other Financial Information - Dividend Policy" and Item 3.D. "Risk Factors – General Risk Factors - Holders of our common shares may not receive dividends" elsewhere in this report for further details.

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
•Net interest margin:  NIM decreased by 44 basis points to 242 basis points compared to 286 basis points in 2019, and the cost of funding decreased by 26 basis point to 21 basis points. One of the drivers of the decrease in NIM was a decrease in loan yields by 82 basis points to 454 basis points as a result of the impact of US Federal Reserve and Bank of England rate reductions on the US prime rate referenced Cayman loans and Bank of England base rate referenced Channel Island loans, respectively. The investment portfolio also saw yields decrease by 48 basis points to 241 basis points due to elevated prepayment speeds on the mortgage-backed securities due to the low rate environment, which were then reinvested at lower yields. Yields on cash due from banks, securities purchased under agreements to resell and short-term investments, also impacted by the low rate environment, were down 95 basis points to 34 basis points. The cost of funding offset the overall NIM decrease, with yields decreasing by 26 basis points to 21 basis points due to the active repricing of the ABN AMRO (Channel Islands) deposit book, lower term deposit volumes and lower rollover deposit costs.
•Expenses:  Total non-interest expenses decreased year-over-year by $12.3 million to $344.6 million in 2020 due to a $9.8 million decrease in staff-related costs from reduced headcount as a result of restructuring programs initiated in 2020; a $6.7 million decrease in professional and outside services due principally to the costs associated with the ABN AMRO (Channel Islands) acquisition in 2019 and a reduction in the volume of professional and outside services due to efficiency programs implemented in 2020; and a $3.6 million decrease in marketing costs associated with the delayed rollout of the Bank's re-branding initiative, travel expenses and client event costs. This was offset by a $5.2 million increase in property costs driven by the full year recognition of ABN AMRO (Channel Islands) as well as extra health and safety related expenditure and planned renovations around the Group and a $3.7 million increase in income tax expense driven by increased net income in the Channel Islands and the recognition of a deferred tax asset in the UK in 2019. Our expenses also included $7.3 million of non-core expenses which relate to the cost restructure program, e.g., voluntary separation, early retirement and redundancy costs. After removing the effect of these items, core non-interest expenses increased marginally by $1.5 million, from $335.1 million in 2019, to $336.6 million in 2020.
•Deposits: Deposits increased year-over-year by $0.8 billion as at December 31, 2020. The increase in deposit balances were driven by both corporate and retail depositors in Bermuda and the Cayman Islands, the increase in retail was driven by the retail loan deferral programs in these segments, and offset by expected runoff in the Channel Islands as the deposit book was repriced. Interest bearing deposit costs decreased by 32 basis points to 26 basis points in 2020. With non-interest bearing deposits totaling $3.0 billion on December 31, 2020, the average cost of deposits for the year decreased by 26 basis points to 21 basis points. Cost of funds decreased primarily due to both lower term deposit volumes and costs and the impact of the aforementioned active deposit repricing in the Channel Islands.
•Loan quality:  As at December 31, 2020, we had gross non-accrual loans of $72.5 million representing 1.4% of total gross loans, an increase from $50.4 million, or 1.0%, of total loans, at December 31, 2019.

Financial Summary

	As at December 31
(in millions of $)	2021	2020	Dollar change	Percent change
Assets
Cash due from banks	2,179.8	3,289.6	(1,109.8)	(33.7)%
Of which cash and demand deposits with banks — non-interest bearing	115.7	133.4	(17.7)	(13.3)%
Of which demand deposits with banks — interest bearing	437.6	433.5	4.1	0.9%
Of which cash equivalents — interest bearing	1,626.5	2,722.7	(1,096.2)	(40.3)%
Securities purchased under agreements to resell	96.1	197.0	(100.9)	(51.2)%
Short-term investments	1,198.9	823.0	375.9	45.7%
Investment in securities	6,237.3	4,862.8	1,374.5	28.3%
Of which equity securities at fair value	0.2	7.3	(7.1)	(97.3)%
Of which available-for-sale (1)	3,473.7	2,661.1	812.6	30.5%
Of which held-to-maturity(2)	2,763.3	2,194.4	568.9	25.9%
Loans, net of allowance for credit losses	5,240.7	5,160.8	79.9	1.5%
Premises, equipment and computer software, net of accumulated depreciation	138.7	150.8	(12.1)	(8.0)%
Goodwill	25.4	25.6	(0.2)	(0.8)%
Other intangible assets, net	60.8	67.2	(6.4)	(9.5)%
Equity method investments	12.6	12.9	(0.3)	(2.3)%
Other real estate owned, net	0.7	4.1	(3.4)	(82.9)%
Accrued interest and other assets	144.3	144.8	(0.5)	(0.3)%
Total assets	15,335.2	14,738.6	596.6	4.0%
Liabilities
Total deposits	13,870.2	13,250.1	620.1	4.7%
Of which — non-interest bearing	2,820.6	3,012.4	(191.8)	(6.4)%
Of which — interest bearing	11,049.6	10,237.7	811.9	7.9%
Employee benefit plans	126.2	131.3	(5.1)	(3.9)%
Accrued interest and other liabilities	189.4	203.9	(14.5)	(7.1)%
Long-term debt	171.9	171.5	0.4	0.2%
Total liabilities	14,357.7	13,756.7	601.0	4.4%
Total shareholders' equity(3)(4)	977.5	981.9	(4.4)	(0.4)%
Of which common share capital(4)	0.5	0.5	—	—%
Total liabilities and shareholders' equity	15,335.2	14,738.6	596.6	4.0%
Common shares outstanding (number)(4)	49.9	50.0	(0.1)	(0.2)%
______________________________
(1)Amortized cost of AFS debt securities was $3,495.6 million as at December 31, 2021 and $2,588.3 million as at December 31, 2020.
(2)Fair value of HTM debt securities was $2,786.1 million as at December 31, 2021 and $2,304.8 million as at December 31, 2020.
(3)As at December 31, 2021, the number of outstanding awards of unvested common shares was 1.0 million (December 31, 2020: 0.9 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank's common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share.
(4)Figures reflect the retirement of 0.5 million shares during the year ended December 31, 2021 (December 31, 2020: 3.5 million).

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $, except per share data)	2021	2020	2019	2020 to 2021	2019 to 2020	2020 to 2021	2019 to 2020
Interest income
Loans	221.5	230.7	234.0	(9.2)	(3.3)	(4.0)%	(1.4)%
Investments	101.9	109.2	129.4	(7.3)	(20.2)	(6.7)%	(15.6)%
Deposits with banks and other	1.4	12.1	41.6	(10.7)	(29.5)	(88.4)%	(70.9)%
Interest expense	(25.1)	(34.4)	(59.4)	9.3	25.0	(27.0)%	(42.1)%
Net interest income before provision for credit losses	299.8	317.6	345.7	(17.8)	(28.1)	(5.6)%	(8.1)%
Non-interest income	198.1	183.9	184.0	14.2	(0.1)	7.7%	(0.1)%
Net revenue	497.9	501.5	529.7	(3.6)	(28.2)	(0.7)%	(5.3)%
Provision for credit recoveries (losses)	3.1	(8.5)	0.2	11.6	(8.7)	(136.5)%	(4,350.0)%
Salaries and other employee benefits	(161.3)	(173.7)	(183.7)	12.4	10.0	(7.1)%	(5.4)%
Other non-interest expenses (including income taxes)	(175.7)	(173.3)	(171.9)	(2.4)	(1.4)	1.4%	0.8%
Net income before other gains (losses)	164.0	146.0	174.3	18.0	(28.3)	12.3%	(16.2)%
Total other gains (losses)	(1.4)	1.2	2.8	(2.6)	(1.6)	(216.7)%	(57.1)%
Net income	162.7	147.2	177.1	15.5	(29.9)	10.5%	(16.9)%
Non-core items	0.9	7.3	20.8	(6.4)	(13.5)	(87.7)%	(64.9)%
Core net income (Non-GAAP)	163.6	154.5	197.9	9.1	(43.4)	5.9%	(21.9)%
Core earnings to common shareholders (Non-GAAP)	163.6	154.5	197.9	9.1	(43.4)	5.9%	(21.9)%
Common dividends paid	(87.3)	(88.9)	(93.6)	1.6	4.7	(1.8)%	(5.0)%

Earnings per common share from continuing operations (in US$)
Basic	3.28	2.91	3.33	0.37	(0.42)	12.7%	(12.6)%
Diluted(1)	3.26	2.90	3.30	0.36	(0.40)	12.4%	(12.1)%
______________________________
(1) Reflects only "in the money" options and certain unvested share awards, which have a dilutive effect.
Financial Ratios and Other Performance Indicators
We use a number of financial measures to track the performance of our business and guide our management. Some of these measures are defined by, and calculated in compliance with, applicable banking regulations, but such regulations often provide for certain discretion in defining and calculating the measures. These measures allow management to review our core activities, and enable us and our investors to evaluate relevant trends meaningfully when considered in conjunction with (but not in lieu of) measures that are calculated in accordance with GAAP. Non-GAAP measures used in this report are not a substitute for GAAP measures and readers should consider the GAAP measures as well.
The following table shows certain of our key financial measures for the periods indicated. Because of the discretion that we and other banks and companies have in defining and calculating these measures, care should be taken in comparing such measures used by us with similarly titled measures of other banks and companies, as such measures may not be directly comparable.
Many of these measures are non-GAAP financial measures. We believe that each of these measures is useful for investors in understanding trends in our business that may not otherwise be apparent when relying solely on our GAAP-calculated results. For more information on the non-GAAP financial measures presented below, including a reconciliation to the most directly comparable GAAP financial measures, see Item 5.A. "Item 5 - Operating and Financial Review and Prospects - Overview and highlights - Reconciliation of Non-GAAP Financial Measures".

	For the year ended December 31
(in %, unless otherwise indicated)	2021	2020	2019
Return on average common shareholders' equity(1)	16.8	15.0	19.1
Core return on average tangible common equity(2)	18.7	17.3	23.4
Return on average assets(3)	1.1	1.1	1.4
Core return on average tangible assets(4)	1.1	1.1	1.6
Net interest margin(5)	2.02	2.42	2.86
Efficiency margin(6)	65.9	67.6	66.4
Core efficiency ratio(7)	65.5	66.0	62.2
Fee income ratio(8)	39.5	37.3	34.7
Common equity Tier 1 capital ratio(9)(10)	17.6	16.1	17.3
Tier 1 capital ratio(9)	17.6	16.1	17.3
Total capital ratio(9)	21.2	19.8	19.4
Leverage ratio(9)(10)	5.6	5.3	5.9
Tangible common equity/tangible assets(10)	5.8	6.1	6.3
Tangible total equity/tangible assets(11)	5.8	6.1	6.3
Non-performing assets ratio(12)	0.5	0.6	0.4
Non-accrual ratio(13)	1.2	1.4	1.0
Non-performing loan ratio(14)	1.4	1.8	1.3
Net charge-off (recoveries) ratio(15)	0.1	0.1	—
Core net income attributable to common shareholders(16)(17) (in $ million)	163.6	154.5	197.9
Core net income per common share fully diluted(18)(20) (in $)	3.28	3.04	3.69
Common equity per share(19) (in $)	19.83	19.88	18.40
______________________________
(1)ROE measures profitability revealing how much profit is generated with the money invested by common shareholders. ROE represents the amount of net income to common shareholders as a percentage of average common equity and is calculated as net income to common shareholders / average common equity. Net income to common shareholders is net income for the full fiscal year, before dividends paid to common shareholders but after dividends to preference shareholders. Average common equity does not include the preference shareholders' equity.
(2)Core ROATCE is a non-GAAP financial measure. Core ROATCE measures core profitability as a percentage of average tangible common equity. Core ROATCE is the amount of core income to common shareholders as a percentage of average tangible common equity and is calculated as core earnings to common shareholders / average tangible common equity. Core earnings to common shareholders is net earnings to common shareholders for the full fiscal year (before dividends paid to common shareholders but after dividends to preference shareholders) adjusted to exclude certain items that are included in the financial results presented in accordance with GAAP. Average tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. For more information on the non-GAAP financial measures, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
(3)ROA is an indicator of profitability relative to average total assets and is intended to demonstrate how efficient management is at using the assets to generate earnings. The ROA ratio is calculated as net income / average total assets.
(4)Core ROATA is a non-GAAP financial measure. Core ROATA is an indicator used to assess the core profitability of average tangible assets and is intended to demonstrate how efficiently management is utilizing its tangible assets to generate core net income. Core ROATA is calculated by taking the core income as a percentage of average tangible assets and is calculated as core net income / average tangible assets. Core net income is the net income adjusted to exclude certain items that are included in the financial results presented in accordance with GAAP. For more information on the non-GAAP financial measures, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
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
(6)Efficiency margin is a non-GAAP financial measure. Efficiency margin is an indicator used to assess operating efficiencies and is intended to demonstrate how efficiently management is controlling expenses relative to generating revenues. The efficiency margin is calculated by taking the non-interest expenses as a percentage of total net revenue before total other gains (losses) and provisions for credit losses, and is calculated as (non-interest expense - amortization of intangible assets) / (total non-interest income + net interest income before provision for credit losses). For more information on the non-GAAP financial measures, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
(7)The core efficiency ratio is a non-GAAP financial measure. The core efficiency ratio is an indicator used to assess operating efficiencies and is intended to demonstrate how efficiently management is controlling expenses relative to generating revenues on our core activities. The core efficiency ratio is calculated by taking the core non-interest expenses as a percentage of total net revenue before provision for credit losses and other gains and losses and is calculated as (core non-interest expenses - amortization of intangible assets) / (core non-interest income + core net interest income before provision for credit losses). Core non-interest expenses exclude certain items that are included in the financial results presented in accordance with GAAP including income taxes and amortization of intangible assets. For more information on the non-GAAP financial measures, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
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
(10)The TCE/TA ratio is a non-GAAP financial measure. The TCE/TA ratio is a measure used to determine how significant of an unexpected loss can be incurred by the Bank before other forms of capital, other than common equity, are impacted. The TCE/TA ratio is calculated as (common equity - intangible assets - goodwill) / tangible assets. Tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. Tangible assets are the Bank's total assets from continuing operations less goodwill and intangibles. For more information on the non-GAAP financial measures, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
(11)The TE/TA ratio is a non-GAAP financial measure. The TE/TA ratio is a measure used to determine how much loss the Bank can absorb before subordinated debt capital is impacted. The TE/TA ratio is calculated as (total shareholders' equity - intangible assets - goodwill) / tangible assets. Tangible assets are the Bank's total assets from continuing operations less intangible assets and goodwill. For more information on the non-GAAP financial measures, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
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
(16)Core net income is a non-GAAP financial measure. Core net income measures net income on a core basis. Core net income is calculated by adjusting net income for income or expense items which are not representative of the ongoing operations of our business. For a reconciliation of core net income to net income, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
(17)CEACS is a non-GAAP financial measure. CEACS measures profitability attributable to common shareholders on a core basis. For a reconciliation of CEACS to net income, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
(18)Core net income per common share — fully diluted is a non-GAAP financial measure. Core net income per common share —  fully diluted measures core profitability attributable to common shareholders on a per share basis. For a reconciliation to net income per share, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
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

		For the year ended December 31
(in millions of $, unless otherwise indicated)		2021	2020	2019

Reconciliation of net income (GAAP) to core net income (non-GAAP)
Net income	A	162.7	147.2	177.1
Non-core (gains), losses and expenses
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)(1)		—	—	(1.0)
Distribution from equity method investment(2)		—	(0.7)	—
Gain on disposal of Visa Inc. Class B shares(3)		(0.9)	—	—
Total non-core (gains) losses	B	(0.9)	(0.7)	(1.0)
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs(4)		1.5	8.0	16.3
Tax compliance review costs(5)		0.2	—	—
Business acquisition costs(6)		—	—	5.5
Provision in connection with tax compliance review(5)		0.1	—	—
Total non-core expenses	C	1.8	8.0	21.8
Total non-core (gains), losses and expenses	D=B+C	0.9	7.3	20.8
Core net income attributable to common shareholders	E=A+D	163.6	154.5	197.9
Reconciliation of return on equity (GAAP) to core return on average tangible common equity (non-GAAP)
Core net income attributable to common shareholders	E=A+D	163.6	154.5	197.9
Average common equity	F	965.7	981.0	927.7
Less: average goodwill and intangible assets		(90.0)	(92.3)	(83.2)
Average tangible common equity	G	875.8	888.8	844.5
Return on equity	A/F	16.8%	15.0%	19.1%
Core return on average tangible common equity	E/G	18.7%	17.3%	23.4%
Reconciliation of diluted earnings per share (GAAP) to core earnings per common share fully diluted (non-GAAP)
Adjusted weighted average number of diluted common shares (in thousands)	F	49.9	50.9	53.7
Earnings per common share fully diluted	A/J	3.26	2.90	3.30
Non-core items per share	D/F	0.02	0.14	0.39
Core earnings per common share fully diluted		3.28	3.04	3.69
Reconciliation of return on average assets (GAAP) to core return on average tangible assets (non-GAAP)
Total average assets	G	15,261.8	13,618.2	12,471.8
Less: average goodwill and intangible assets		(90.0)	(92.3)	(83.2)
Average tangible assets	H	15,171.9	13,525.9	12,388.5
Return on average assets	A/G	1.1%	1.1%	1.4%
Core return on average tangible assets	E/H	1.1%	1.1%	1.6%

		For the year ended December 31
(in millions of $, unless otherwise indicated)		2021	2020	2019
Tangible equity to tangible assets
Shareholders' equity		977.5	981.9	963.7
Less: goodwill and intangible assets		(86.1)	(92.8)	(96.5)
Tangible common equity	I	891.4	889.1	867.2
Total assets		15,335.2	14,738.6	13,921.6
Less: goodwill and intangible assets		(86.1)	(92.8)	(96.5)
Tangible assets	J	15,249.1	14,645.8	13,825.1
Tangible common equity to tangible assets	I/J	5.8%	6.1%	6.3%
Efficiency ratio
Non-interest expenses		333.9	344.6	356.9
Less: amortization of intangibles		(6.0)	(5.8)	(5.5)
Non-interest expenses before amortization of intangibles	K	327.9	338.8	351.5
Non-interest income		198.1	183.9	184.0
Net interest income before provision for credit losses		299.8	317.6	345.7
Net revenue before provision for credit losses and other gains/losses	L	497.9	501.5	529.7
Efficiency ratio	K/L	65.9%	67.6%	66.4%
Core efficiency ratio
Non-interest expenses		333.9	344.6	356.9
Less: non-core expenses	M	(1.8)	(8.0)	(21.8)
Less: amortization of intangibles		(6.0)	(5.8)	(5.5)
Core non-interest expenses before amortization of intangibles	N	326.1	330.8	329.7
Core revenue before other gains and losses and provision for credit losses	O	497.9	501.5	529.7
Core efficiency ratio	N/O	65.5%	66.0%	62.2%
______________________________
(1)Reflects a gain realized on a liquidation settlement from the Avenir pass-through note, our last remaining structured investment, in 2014. As the Bank no longer holds structured investment products, management determined the gains represented by these liquidation settlements to be non-core. In 2019, the Bank received further distributions on this liquidation settlement.
(2)Relates to gain on distribution from an equity method investment as a result of the sale of a legacy business interest.
(3)Relates to gain on disposal of Visa Inc. Class B shares which were received as part of the restructuring of Visa U.S.A. in 2007.
(4)In 2019, primarily relates to the costs associated with the departure of a senior executive, severance payments relating to the closure of a branch location, and staff exit costs associated with the implementation of a target operating staffing model for the combined Channel Islands segment following the ABN AMRO (Channel Islands) Limited acquisition. In 2020, primarily relates to the efficiency program, including voluntary separation, early retirement and redundancy costs. Management does not consider the costs associated with these projects to be core to the strategy of the business. In 2021, primarily relates to redundancy costs associated with the transfer of Channel Islands banking operations functions from Mauritius to Butterfield's service centers in Canada and Guernsey.
(5)Relates to the professional fees and final settlement of the US Department of Justice inquiry which commenced in 2013.
(6)Reflects contract negotiation, due diligence and other legal costs relating to the acquisition of ABN AMRO (Channel Islands) Limited. As above, due to the limited nature of acquisitions, management does not consider the costs associated with these acquisitions to be a part of the normal course of business. Therefore, management considers costs associated with acquisitions, specifically including the costs associated with negotiation and integration of operations, to be non-core.

The following charts show the trajectory of our performance from 2017 to 2021:
____________________________
(1)    Core Net Income to Common is a non-GAAP financial measure that is calculated by adjusting net income for income or expense items which management considers not to be representative of the ongoing operations of our business and preference share dividends, guarantee fees and premiums paid on preference share buybacks and redemptions. For a reconciliation of Core Net Income to Common to GAAP net income to common, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
(2)    Core Earnings per Common Share Fully Diluted is a non-GAAP financial measure that is calculated by dividing Core Earnings to Common by the weighted average shares outstanding. For a reconciliation of Core Earnings per Common Share Fully Diluted to GAAP earnings per share, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
Our return on equity for 2021 of 16.8% and our Core ROATCE1 for 2021 of 18.7% were driven by a number of factors, including: significant fee income with historically low capital requirements, low cost deposits, a high yielding loan portfolio, a conservative capital efficient securities portfolio, and our operations in corporate income tax neutral jurisdictions. As a result, our business generated core net income in 2021 well in excess of that needed to execute our organic balance sheet growth strategy.

____________________________
(1)Core ROATCE is a non-GAAP financial measure that is calculated by dividing core earnings to common shareholders by average tangible common equity. Average tangible common equity does not include the preference shareholders' equity or goodwill and intangible assets. For more information on the non-GAAP financial measures, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".

The following chart shows total deposit trends for 2017 to 2021:

Deposit Balance and Funding Costs ($ in billions)
$9.5
$9.5
$12.4
$13.3
$13.9
0.11%
0.18%
0.47%
0.21%
0.11%
2017
2018
2019
2020
2021
Period-End Total Deposits
Cost of Deposit Funding

Historically, the markets in which we operate generate fewer loans than deposits, which has led us to take a conservative approach to managing our balance sheet. We accomplish this by maintaining a large cash balance and investing in high quality and liquid securities. The following chart illustrates our asset composition from 2017 to 2021:

Balance Sheet Composition - Total Assets ($ in billions)

7.1%
14.2%
43.7%
35.0%
3.9%
19.1%
39.5%
37.5%
12.9%
18.3%
31.9%
36.9%
9.7%
22.3%
33.0%
35.0%
10.9%
14.2%
40.7%
34.2%
2017
2018
2019
2020
2021
Loans
Securities
Cash & equivalents
Other assets

As at December 31, 2021, 14% of our balance sheet was cash and cash equivalents, which included cash and demand deposits with banks, unrestricted term deposits, and treasury bills with a maturity of less than three months.

In addition to maintaining a large cash and cash equivalents balance, we also have a large and conservative securities investment portfolio. We have a disciplined investment portfolio selection process and invest in highly rated securities. We also seek to ensure that our portfolio remains liquid across market cycles: 94.7% of our portfolio was invested in US government treasuries and mortgage-backed securities issued by US governmental agencies. Our investment strategy as at December 31, 2021, aims to align the behavioral interest rate risk profile of our assets and liabilities — as at December 31, 2021, the average duration of our AFS investment portfolio was 4.0 years, the average duration of our HTM investment portfolio was 4.5 years, and the average duration of our total investment portfolio was 4.2 years. As at December 31, 2021, the total carrying value of our AFS investment portfolio was $3.5 billion, and the total carrying value of our HTM investment portfolio was $2.8 billion.

The following charts show the composition of our investment portfolio by rating and asset type from 2017 to 2021:

The combination of our significant cash and securities portfolios helps drive our capital efficient balance sheet, with risk-weighted assets equal to 33.3% of our total assets and a Basel III total capital ratio of 21.2%, each as at December 31, 2021.

Our loan underwriting process requires that we complete a full credit assessment of every customer prior to committing to a loan, which we believe has resulted in a high quality loan portfolio. Our lending markets do not have secondary markets for loans and as such we hold all of our originated loans on our balance sheet. In 2020 and 2021, net charge-offs represented 0.12% and 0.05%, respectively, of average loans. As at December 31, 2021, our non-accrual loan balance was $61.0 million, or 1.2% of total gross loans, and our loans past due were $85.0 million or 1.6% of total gross loans, of which 69.3% were full recourse residential mortgages. As at December 31, 2021, our loan portfolio consisted of 82% floating-rate loans and 18% fixed-rate loans generally with contractual rate resets of 3 to 5 years.

The following chart shows the segment composition of our loan portfolio from 2017 to 2021:

Loan Portfolio Composition by Origination - Geography
1%
7%
17%
19%
56%
1%
7%
17%
19%
56%
17%
21%
18%
44%
17%
21%
18%
44%
2%
14%
25%
20%
39%
2017
2018
2019
2020
2021
Bermuda
Cayman
UK
Guernsey
Other

Our loan portfolio has exhibited stability over time. The following chart shows loan portfolio trends for 2017 to 2021:

Loan Balance and Yield ($ in billions)
$3.8
$4.0
$5.1
$5.2
$5.2
5%
4%
10%
16%
65%
4%
3%
13%
14%
65%
5%
7%
11%
15%
62%
4%
5%
10%
15%
66%
4%
5%
9%
13%
69%
5.10%
5.47%
5.36%
4.54%
4.26%
2017
2018
2019
2020
2021
Residential
Commercial Real Estate
Other Commercial
Government
Consumer
Loan Yield

The domestic lending markets in Bermuda, the Cayman Islands, and the Channel Islands have a limited number of participants and significant barriers to entry. 68.8% of our loan balances were residential mortgages as at December 31, 2021. These loans are attractive for a number of reasons. Our mortgages have exhibited predictable cash flows, with historically negligible refinancing activity due to significant transaction costs to refinance in these lending markets. Additionally, our mortgages in these markets have historically benefited from a manual underwriting process, low LTVs (with 74.3% of residential loans below 70% LTV as at December 31, 2021), and a full recourse legal system.

We have also generated balanced sources of non-interest income from a well-diversified customer base. For the five-year period ended December 31, 2021, our non-interest income is evenly split between banking which consists of banking and foreign exchange revenue, and wealth management, which consists of trust, asset management, and custody and other administration services.
Fee income from a typical trust client serviced in our wealth management business line is driven primarily by the size and complexity of our clients’ assets and holdings, which are generally diversified across multiple geographies, the performance of these businesses is not typically linked to the performance of the domestic economies of our local markets. Non-interest income represented 39.5% of our total Net Revenue (our fee income ratio) in 2021, and contributed significantly to the Company’s high Core ROATCE and excess capital generation as limited capital is required for our fee income business.

The following chart shows our various sources of non-interest income from 2017 to 2021:

Non-interest Income[1]

3%
5%
28%
20%
28%
16%
3%
5%
30%
20%
27%
15%
2%
7%
28%
20%
27%
16%
3%
8%
28%
20%
26%
16%
2%
8%
27%
22%
26%
15%
2017
2018
2019
2020
2021
Asset Management
Foreign Exchange Revenue
Custody and Other Administration Services
Banking
Trust
Other Non-Interest Income

2021 Non-Interest Income: $198.1 million / 39.5% Fee Income Ratio

_____________
(1) Foreign exchange revenue represents income generated from client-driven transactions in the normal course of business. We do not engage in proprietary trading.

Growth Opportunities

We expect that, all else being equal, a rising rate environment would increase our net interest income before provision for credit losses because an increase in our cost of deposits would lag an increase in yield of our cash, securities and loans. In addition, a significant portion of our deposits are non-interest bearing (20% as at December 31, 2021), and as a result, a portion of our funding is only partially sensitive to rising rates. Our non-interest bearing deposit balances have historically exhibited low correlation with market interest rates, a behavior that we attribute in part to a sizable client base that utilizes our bank for custody and clearing services as well as cash management purposes. Potential changes to our net interest income in hypothetical rising and declining rate scenarios, measured over a 12-month period, are presented in the chart below (these projections assume parallel shifts of the yield curves occurring immediately and no changes in other potential variables):

A negative 100 basis points interest rate shock reflects an increase in projected 12-month net interest income of 17.8% compared to the flat rate scenario. The income is driven by lower loan and investment yields, which more than offset reduced rates paid on deposits. Mitigating against the loss of income is the potential to charge negative interest rates on deposits (which we currently do in limited instances) and certain loans that have rate floors. Refer to discussion under "- Risk Management".

In addition, we are well-positioned as an acquirer of certain businesses, in private trust and banking. Our acquisition strategy seeks to capitalize on opportunities created by international financial institutions and trust companies that wish to simplify their businesses and deploy capital to other markets or business lines. We consider a wide range of potential acquisition opportunities, and we have a well-defined, disciplined approach to identifying potential acquisition targets across numerous criteria including: geography, business alignment, size, timing, quality, buyer universe and financial hurdles. Our focus has been on the private trust business and banking in our core markets where we have expertise, scale and a strong brand.

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

Our relationship-driven business model and international corporate clientele have allowed us to develop a stable deposit base with historically low funding costs. We believe our customers’ deposit activity has historically been relatively inelastic to deposit pricing given the nature of corporate activity and competition in retail deposit taking in our segments. From 2017 to 2021, deposits have grown at a CAGR of approximately at +9% in the Cayman Islands and +29% in the Channel Islands and the UK while it has decreased slightly in Bermuda at -3%, taking into account the Deutsche Bank's banking and custody businesses acquisition in February 2018 that added $0.9 billion of new deposits, and the ABN AMRO (Channel Islands) acquisition in April 2019 that added $3.5 billion in deposits. As at December 31, 2021, we had $13.9 billion in deposits at a cost of 0.11%, of which 20% were non-interest bearing demand deposits, 58% were interest bearing demand deposits with a weighted-average cost of 0.04%, and 21% were term deposits with a weighted-average cost of 0.64% and an average contractual or remaining maturity of 131 days. We believe the current market conditions in Bermuda, the Cayman Islands, and the Channel Islands will allow us to continue to benefit from favorable deposit pricing.
Consolidated Results of Operations and Discussion for Fiscal Years Ended December 31, 2021, 2020 and 2019
Net Revenue
2021 vs. 2020
Total net revenue before provision for credit losses and other gains and losses for 2021 was $497.9 million, down $3.5 million, or 0.7%, from 2020. Net interest income before provision for credit losses decreased from $317.6 million in 2020 to $299.8 million in 2021, a decline of $17.8 million, or 5.6%, and was due to margin declines across interest earning assets driven by lower global market interest rates. Loan interest income decreased by $9.1 million to $221.5 million as yields decreased by 28 basis points due to lower rates, the repayment of a few large commercial facilities and paydowns in the higher-yielding Bermuda residential mortgage portfolio. The average volume of loans outstanding increased by $138.2 million. Cayman and the Channel Islands and UK segments saw growth in their residential mortgage portfolios, which was partially offset by the repayment of a number of commercial and commercial real estate facilities in Bermuda and the Channel Islands and UK segments during the period. Investment interest income decreased by $7.3 million to $101.9 million, the average volume of investments increased by $1.2 billion, and yields on investments decreased by 62 basis points due to the aforementioned decrease in global market interest rates, increasing prepayment speeds with re-investment at lower rates in the investment portfolio. Deposits with banks interest income decreased by $10.7 million, or 88.1%, the average volume increased by $441.6 million which was driven by corporate deposit funding increases in Cayman and the Channel Islands, and partially offset by expected corporate deposit decreases in Bermuda. The total cost of deposits improved by $9.6 million or 38.3%, reflecting a 10 basis points decrease to 11 basis points. In addition, non-interest income was up by $14.2 million, or 7.7%, principally attributable to volume-driven increases in both banking and foreign exchange revenue coupled with higher facility non-utilization fees and one-off loan breakage fees.

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
The following table presents the components of net interest income for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31
	2021			2020			2019
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks, securities purchased under agreements to resell, and short-term investments	3,972.2	1.4	0.04%	3,530.6	12.1	0.34%	3,233.3	41.6	1.29%
Investment in securities	5,693.2	101.9	1.79%	4,512.5	109.2	2.41%	4,473.6	129.4	2.89%
Loans	5,199.9	221.5	4.26%	5,061.7	230.7	4.54%	4,369.5	234.0	5.36%
Interest earning assets	14,865.3	324.9	2.19%	13,104.9	352.0	2.68%	12,076.4	405.1	3.35%
Other assets	367.4		—	395.4		—	372.7		—
Total assets	15,232.7	324.9	2.13%	13,500.3	352.0	2.60%	12,449.1	405.1	3.25%
Liabilities
Deposits	10,845.3	(15.5)	(0.14)%	9,710.8	(25.1)	(0.26)%	8,851.5	(51.5)	(0.58)%
Securities sold under agreement to repurchase	—	—	—%	—	—	—%	0.7	—	(2.12)%
Long-term debt	171.7	(9.6)	(5.59)%	173.4	(9.3)	(5.35)%	143.4	(7.9)	(5.49)%
Interest bearing liabilities	11,016.9	(25.1)	(0.23)%	9,884.2	(34.4)	(0.35)%	8,995.5	(59.4)	(0.66)%
Non-interest bearing current accounts	2,895.0			2,363.9			2,147.2
Other liabilities	295.1			280.6			310.4
Total liabilities	14,207.0	(25.1)	(0.18)%	12,528.6	(34.4)	(0.27)%	11,453.1	(59.4)	(0.52)%
Shareholders' equity	1,025.7			971.7			995.9
Total liabilities and shareholders' equity	15,232.7			13,500.3			12,449.1
Non-interest bearing funds net of non-interest earning assets (free balance)	3,848.4			3,220.7			3,080.8
Net interest margin		299.8	2.02%		317.6	2.42%		345.7	2.86%
2021 vs. 2020
Net interest income before provision for credit losses of $299.8 million in 2021 represented a decrease of $17.8 million (or 5.6%) over our net interest income before provision for credit losses in 2020. Net interest income is generated by our main segments of Bermuda, the Cayman Islands, and Channel Islands and the UK. Interest income decreased by $27.1 million in 2021, which was driven by lower market interest rates across the yield curve.
Loan interest income decreased in 2021 by $9.1 million due to lower rates, the repayment of a few large commercial facilities and paydowns in the higher-yielding Bermuda residential mortgage portfolio.
Investment interest income decreased by $7.3 million, primarily driven by increased paydowns and reinvestment at lower yields in the low market rate environment. This was partially offset by an increase of $1.2 billion in average investment balances which was driven by both increased depositor funding and the redeployment of funds from cash due from banks. The overall duration of the portfolio at year-end was 4.2 years, an increase of 1.5 years from 2020.
Interest bearing liability costs decreased to 23 basis points, which resulted in a decrease in interest expense by $9.3 million, attributable to the active repricing of deposits in response to market conditions.

Average free balances for 2021 were $3.8 billion (2020: $3.2 billion), including non-interest bearing current accounts of $2.9 billion (2020: $2.4 billion), shareholders' equity of $1,025.7 million (2020: $971.7 million), net of other assets and other liabilities totaling $72.3 million (2020: $114.9 million). See "-Risk Management" below for more information on how interest rate risk is managed.
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
Provision for Credit Losses
2021 vs. 2020
Our net provision for credit losses in 2021 was a release of $3.1 million compared to a charge of $8.5 million in 2020. Provisions decreased due to both the improvement in macroeconomic forecasts impacting future expected credit loss estimates and a reduction in non-performing loans.
2020 vs. 2019
Our net provision for credit losses in 2020 was a charge of $8.5 million compared to a release of $0.2 million in 2019. Provisions increased due primarily to declining macro-economic forecasts which drive forward-looking expected losses and loans migrating into the past due and non-performing categories.
Other Gains (Losses)
The following table represents the components of other gains (losses) for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31			Dollar Change		Percent Change
(in millions of $)	2021	2020	2019	2020 to 2021	2019 to 2020	2020 to 2021	2019 to 2020
Net gains (losses) on equity securities	0.1	0.7	0.9	(0.6)	(0.2)	(85.7)%	(28.9)%
Net realized gains (losses) on available-for-sale investments	(0.2)	1.2	1.6	(1.4)	(0.4)	(116.7)%	(24.9)%
Net gains (losses) on other real estate owned	(0.1)	(0.1)	—	—	(0.1)	—%	(1,980.0)%
Net other gains (losses)	(1.2)	(0.6)	0.2	(0.6)	(0.8)	100.0%	(347.5)%
Total other gains (losses)	(1.4)	1.2	2.7	(2.6)	(1.5)	(216.7)%	(55.6)%
Net Gains (Losses) on Equity Securities
A $0.1 million gain was recorded with respect to equity securities at fair value in 2021, a decrease of $0.6 million compared to $0.7 million in 2020 and $0.9 million in 2019. The balance in 2021 reflected the net realized gain on the sale of seed investments in Butterfield mutual funds. The balance in 2020 reflected lower mark-to-market gains on equity securities, partly due to mark-to-market losses recognized earlier in 2020 due to market volatility as a result of the COVID-19 pandemic. The gains in 2019 reflected higher mark-to-market gains on equity securities.
Net Realized Gains (Losses) on Available-for-Sale Investments
Net realized losses of $0.2 million were recorded in 2021, with gains of $1.2 million in 2020 and $1.6 million in 2019. In 2021, the loss is due to the strategic disposal of lower yielding explicitly guaranteed and implicitly guaranteed US government and federal agency securities. In 2020, the gain is due to the strategic decision to liquidate floating rate and purchase fixed rate US government and federal agency securities. In 2019, the gain is primarily as a result of the rebalancing of our investment portfolio resulting in the sale of our remaining corporate debt and commercial mortgage-backed securities and the sale of a US Treasury security and liquidation proceeds from a former investment as detailed below. In all three years presented, the proceeds from the sale of the above-mentioned investments were used to acquire US government and federal agency securities for either our AFS or HTM portfolios.
Included in this amount in 2019 was a $1.0 million net realized gain on the receipt of liquidation proceeds from our former investment in the Avenir Pass-through Note, which was formerly a structured investment vehicle. Management considers these gains in 2019 to be non-core.
Net Gains (Losses) on Other Real Estate Owned
Valuation adjustments and realized gains and losses related to real estate held for sale were losses of $0.1 million in 2021 compared to losses of $0.1 million in 2020 and $5.0 thousand in 2019. In 2021, these losses relate to the net revaluation losses on foreclosed property. In 2020, these losses relate to net revaluation losses on two properties. In 2019, these small losses were attributable to the revaluation of properties offset by the gain on the sale of a property in Bermuda.

Net Other Gains (Losses)
Net other losses were $1.2 million in 2021 compared to net other losses of $0.6 million in 2020 and net other gains of $0.2 million in 2019. The losses in 2021 relate to a defined benefit pension plan adjustment which was partially offset by a gain on the disposal of Visa Inc. Class B shares which were received as part of the restructuring of Visa U.S.A. in 2007 and which management considers to be non-core. The losses in 2020 relate to a defined benefit pension plan adjustment offset by a distribution from an equity method investment as a result of the sale of a legacy business interest. The gains in 2019 are principally the result of the sale of a fixed asset.
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
Total non-interest income increased by $14.2 million from $183.9 million in 2020 to $198.1 million in 2021. Non-interest income as a percentage of total net revenue increased from 37.3% in 2020 to 39.5% in 2021.
Total non-interest income decreased by $0.1 million from $184.0 million in 2019 to $183.9 million in 2020. Non-interest income as a percentage of total net revenue increased from 34.7% in 2019 to 37.3% in 2020.
The following table presents the components of non-interest income for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2021	2020	2019	2020 to 2021	2019 to 2020	2020 to 2021	2019 to 2020
Asset management	29.9	29.2	28.7	0.7	0.5	2.4%	1.8%
Banking	51.9	47.3	49.3	4.6	(2.0)	9.7%	(4.1)%
Foreign exchange revenue	43.4	37.2	37.0	6.2	0.2	16.7%	0.5%
Trust	52.9	50.7	51.2	2.2	(0.5)	4.3%	(1.1)%
Custody and other administration services	15.2	13.8	12.9	1.4	0.9	10.1%	7.6%
Other non-interest income	4.8	5.6	4.8	(0.8)	0.8	(14.3)%	16.4%
Total non-interest income	198.1	183.9	183.9	14.2	(0.1)	7.7%	(0.1)%
Asset Management
Asset management revenues are generally based on the market value of assets managed and the volume of transactions and fees for other services rendered. We provide asset management services from our offices in Bermuda, the Cayman Islands, and the Channel Islands. Revenues from asset management were $29.9 million in 2021, compared to $29.2 million in 2020, and $28.7 million in 2019.
The table that follows shows the changes in the year-end values of clients' assets under management, sub-divided between those managed for clients on a discretionary basis and client funds invested in mutual funds that Butterfield manages ("Butterfield Funds"):

	Year ended December 31			Dollar Change
(in millions of $)	2021	2020	2019	2020 to 2021	2019 to 2020
Butterfield Funds	1,758	2,029	2,157	(271)	(128)
Other assets under management	3,740	3,529	3,491	211	38
Total assets under management	5,498	5,558	5,648	(60)	(90)
2021 vs. 2020
Asset management fees are generated primarily from management fees earned from Butterfield Funds and discretionary portfolios, as well as custody and brokerage fees. AUM were relatively unchanged at $5.5 billion as at December 31, 2021, compared to $5.6 billion as at December 31, 2020. Asset management fees earned increased by $0.7 million or 2.4% in 2021, compared to 2020. This was driven by an increase in brokerage fees coupled with market growth and new business, primarily in the Channel Islands and Cayman Islands.
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
Banking fee revenues increased by 9.7% in 2021 to $51.9 million, compared to $47.3 million in 2020, primarily due to volume-driven increases from increased economic activity and higher facility non-utilization and one-off breakage fees.

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
Foreign Exchange
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 78% of our foreign exchange revenue (2020: 79%; 2019: 84%). We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $43.4 million in 2021, compared to $37.2 million in 2020 and $37.0 million in 2019. The $6.2 million increase from 2020 to 2021 was primarily due to volume-driven increases from increased economic activity. The $0.2 million increase from 2019 to 2020 primarily resulted from the full year effect of the ABN AMRO acquisition, offset by lower volumes this year due to much lower economic activity resulting from COVID-19 related "shelter-in-place" government mandates, primarily during the months of April and May and the loss of some repeat corporate businesses that has not been replaced.
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
In 2021, trust revenues represented 26.7% of our non-interest income, down from 27.5% in 2020. In 2021, trust revenues totaled $52.9 million, an increase of $2.2 million or 4.4% over 2020. This increase was driven primarily by higher activity-based fees.
Trust AUA were $106.4 billion at the end of 2021 compared to $104.1 billion at the end of 2020, an increase of $2.3 billion or 2.2%, which is attributable largely to the revaluation of some assets held in the underlying trust structures in Switzerland and offset by the revision of fee agreements for a trust structure in Guernsey.
In 2020, trust revenues represented 27.5% of our non-interest income, down from 27.8% in 2019. In 2020, trust revenues totaled $50.7 million, a decrease of $0.5 million or 1.1% over 2019. This decrease was driven primarily by a reduction in the time spent on trust services and lower fixed fees.
Custody and Other Administration Services
Custody fees are generally based on market values of assets in custody, the volume of transactions and flat fees for other services rendered. We provide custody services from our offices in Bermuda, Guernsey, and Jersey. In 2021, revenues were $15.2 million, an increase of $1.4 million from 2020 due to the on-boarding of new business. From 2019 to 2020, revenues increased by $0.9 million due to the full year impact of the ABN AMRO (Channel Islands) acquisition and offset by some fee waivers.
Total AUA for the custody and other administration services business were $36.8 billion on December 31, 2021, an increase from $32.4 billion on December 31, 2020 and $30.3 billion on December 31, 2019.
Other Non-Interest Income
The components of our other non-interest income for the years ended December 31, 2021, 2020 and 2019 are set forth in the following table:

	Year ended December 31			Dollar Change		Percent Change
(in millions of $)	2021	2020	2019	2020 to 2021	2019 to 2020	2020 to 2021	2019 to 2020
Net share of earnings from equity method investments	0.1	0.6	0.3	(0.4)	0.3	(66.7)%	74.6%
Rental income	2.2	1.7	1.2	0.5	0.5	29.4%	44.4%
Other	2.5	3.3	3.3	(0.8)	—	(24.2)%	0.2%
Total other non-interest income	4.8	5.6	4.8	(0.8)	0.8	(14.3)%	16.4%
In 2021, we recorded our net share of earnings from equity method investments as a gain of $0.1 million, a $0.4 million decrease due to lower equity pick-up by equity method investments. From 2019 to 2020, equity pickup increased due to higher earnings by equity method investments. Rental income increased by $0.5 million to $2.2 million in 2021 and by $0.5 million from 2019 to 2020 due to increased sub-let income in the Channel Islands. Included in the "Other" category are maintenance fees from leased premises and other miscellaneous income.
Non-Interest Expenses
Expense management continued to be a key focus in 2021, especially as revenue remained under pressure as a result of lower US dollar interest rates. Total non-interest expenses in 2021 were $333.9 million compared to $344.6 million in 2020 and $356.9 million in 2019. These figures include non-core expenses in 2021, 2020 and 2019 of $1.8 million, $8.0 million and $21.8 million, respectively.
After adjusting for these non-core items, 2021 core expenses decreased by $4.5 million or 1.3% with a corresponding decrease in the core efficiency ratio to 65.5% from 66.0% in 2020. From 2019 to 2020, core non-interest expenses increased by $1.5 million with a corresponding increase in the core efficiency ratio to 66.0% from 62.2% in 2019 due to the reduction in revenue driven by the low interest rate environment.
In 2021, salaries and other employee benefits accounted for 48.3% of non-interest expenses, with technology and communications and property making up 28.4% combined.

The following table presents the components of non-interest expenses for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31			Dollar Change		Percent Change
(in millions of $)	2021	2020	2019	2020 to 2021	2019 to 2020	2020 to 2021	2019 to 2020
Salaries and other employee benefits	161.3	173.7	183.7	(12.3)	(10.0)	(7.1)%	(5.4)%
Technology and communications	63.8	65.2	62.6	(1.3)	2.5	(2.0)%	4.0%
Property	30.9	29.4	24.2	1.5	5.2	5.0%	21.5%
Professional and outside services	21.4	21.3	28.0	0.1	(6.7)	0.6%	(23.9)%
Indirect taxes	22.1	21.3	21.1	0.8	0.2	3.6%	1.0%
Amortization of intangible assets	6.0	5.8	5.5	0.2	0.4	3.3%	6.8%
Marketing	4.6	4.4	8.1	0.1	(3.6)	2.7%	(44.8)%
Non-service employee benefits expense	3.9	2.6	5.6	1.2	(3.0)	47.3%	(53.3)%
Other non-interest expenses	19.9	20.9	18.2	(1.0)	2.7	(4.7)%	14.6%
Total non-interest expenses	333.9	344.6	356.9	(10.7)	(12.3)	(3.1)%	(3.4)%
Non-core items (Non-GAAP)	(1.8)	(8.0)	(21.8)	6.2	13.8	(77.5)%	(63.3)%
Core non-interest expenses (Non-GAAP)	332.1	336.6	335.1	(4.5)	1.5	(1.3)%	0.4%
For a full reconciliation of GAAP net income to core net income, please see Item 5.A. "Operating Results — Reconciliation of Non-GAAP Financial Measures".
Salaries and Other Employee Benefits
Total salaries and other employee benefits costs were $161.3 million in 2021, a decrease of $12.3 million compared to 2020. Included in 2021 were $1.5 million of non-core costs in relation to redundancy costs associated with the transfer of Channel Islands banking operations functions from Mauritius to Butterfield's service centers in Canada and Guernsey. In 2020, $8.0 million relates to COVID-19 related cost restructure programs (voluntary separation and redundancy costs). In 2019, $16.0 million relates to severance and early retirement programs.
Core salaries, which exclude these amounts, and other employee benefits costs were $159.9 million in 2021, down $5.8 million compared to $165.7 million in 2020 primarily due to the resulting benefits from previous restructuring programs. From 2019 to 2020, core salaries decreased by $2.0 million primarily due to a reduction in health insurance and temporary employment services.
Headcount on a full-time equivalency basis at the end of 2021 was 1,277, compared to 1,314 in 2020 and 1,512 in 2019. Staffing levels overall remained fairly constant from 2020 to 2021 although there was some relocation of non-client facing roles across jurisdictions. The decrease from 2019 to 2020 was as a result of cost restructure programs (voluntary separation and redundancy costs).
Technology and Communications
Technology and communication costs reflect expenses relating to the support for our IT infrastructure and decreased from $65.2 million in 2020 to $63.8 million in 2021 due to the depreciation of the Bank's core banking system outpacing costs associated with the new technology projects. From 2019 to 2020, technology and communications costs increased by $2.5 million to $65.2 million due to higher software maintenance costs, the full year impact of the ABN AMRO acquisition and partially offset by lower corporate travel costs.
Property
Property costs, which reflect occupancy expenses, building maintenance, and depreciation of property, plant and equipment, were $30.9 million in 2021, an increase of $1.5 million from $29.4 million recorded in 2020 driven by the continued investment in property projects and renovations of our Head Office branch in Bermuda.
From 2019 to 2020, property costs increased by $5.2 million driven by the full year recognition of ABN AMRO (Channel Islands) expenses as well as increased health and safety related expenditure and planned renovations around the Group.
Professional and Outside Services
Professional and outside services primarily include consulting, legal, audit and other professional services. Professional and outside services costs were $21.4 million in 2021, in line with $21.3 million in 2020.
In 2019, the total expenses of $28.0 million included non-core project expenses of $5.5 million which relates to sale and purchase agreement negotiation, due diligence and other legal costs in connection with the ABN AMRO (Channel Islands) acquisition. Excluding the non-core costs, professional fees for our core business decreased by $1.4 million from 2019 to 2020.
Indirect Taxes
These taxes reflect taxes levied in the jurisdictions in which we operate, including employee-related payroll taxes, customs duties, and business licenses. In 2021, the expense was $22.1 million, an increase of $0.8 million which mainly relates to the elevated deposit and gross asset volumes which impact deposit insurance and financial services tax contributions, increased insurance costs, banking license fees and partially offset by lower payroll taxes due to reduced headcount. From 2019 to 2020, indirect taxes increased by $0.2 million which mainly relates to the cost restructure program (voluntary separation and redundancy) in 2020. Of the $22.1 million in indirect taxes, $17.4 million was paid to the Bermuda government agencies for payroll tax, business licenses, deposit insurance, land taxes, and financial services tax and $4.7 million was paid to other governments for business licenses, insurance tax, land taxes and work permit fees.
Amortization of Intangible Assets
Intangible assets relate to client relationships acquired from business acquisitions and are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. The estimated lives of these acquired intangible assets are re-evaluated annually and tested for impairment. The amortization expense associated with intangible assets was $6.0 million in 2021 compared to $5.8 million in 2020 and $5.5 million in 2019. Amortization increased $0.2 million from 2020 to 2021 due to the impact of foreign currency exchange rates and increased by $0.4 million from 2019 to 2020 as a result of the full year amortization charge on the ABN AMRO (Channel Islands) intangible asset.
Marketing
Marketing expenses reflect costs incurred in advertising and promoting our products and services. Marketing expenses totaled $4.6 million in 2021 and remained mostly flat compared to 2020. From 2019 to 2020, marketing expenses decreased by $3.6 million, which is associated with lower costs on the Bank's re-branding initiative, lower travel expenses and client event costs.
Other Non-Interest Expenses

	For the year ended December 31			Dollar Change		Percent Change
(in millions of $)	2021	2020	2019	2020 to 2021	2019 to 2020	2020 to 2021	2019 to 2020
Stationery & supplies	1.0	1.2	1.7	(0.2)	(0.5)	(13.5)%	(29.3)%
Custodian & handling	3.4	3.0	2.5	0.4	0.5	14.5%	20.9%
Charitable donations	1.1	1.6	1.4	(0.4)	0.2	(27.6)%	14.6%
Professional lines insurance	3.9	3.7	3.4	0.3	0.3	7.3%	8.9%
Other expenses	10.4	11.5	9.4	(1.1)	2.1	(9.5)%	22.8%
Total other non-interest expenses	19.9	20.9	18.2	(1.0)	2.7	(4.7)%	14.6%
Other non-interest expenses were $19.9 million in 2021, a decrease of $1.0 million compared to 2020, driven by lower operational losses and write-offs.
From 2019 to 2020, other non-interest expenses increased by $2.7 million, driven by the full year recognition of ABN AMRO (Channel Islands) expenses as well as higher operational losses and write-offs in the Channel Islands.
Income Taxes
Each jurisdiction in which we operate is subject to different corporate income tax laws. See Item 3.D. "Risk Factors - Regulatory and Tax-Related Risks". We are incorporated in Bermuda as a local company and, pursuant to Bermuda law, not obligated to pay any direct corporate taxes in Bermuda on either income or capital gains. Our subsidiaries in the Cayman Islands and The Bahamas are not subject to any taxes on either income or capital gains under current laws applicable in the respective jurisdictions. In general, entities in Bermuda and the Cayman Islands are not subject to corporate income taxes but are required to pay higher rates of indirect taxes (included above) such as license fees and, in Bermuda, payroll taxes and import duties.
Our subsidiaries in the UK, Guernsey, Jersey, Switzerland, Canada, Singapore, and Mauritius are subject to the tax laws of those jurisdictions. See "Note 25 Income taxes" in the Audited Consolidated Financial Statements for a reconciliation between the effective income tax rate and the statutory income tax rate.
In 2021, income tax expense netted to an expense of $3.1 million compared to an expense of $2.4 million in 2020. The change in income tax expense of $0.7 million in 2021 (2019 to 2020: $3.7 million) was driven by an increase in profitability in our Guernsey subsidiary, changes in the deferred tax valuation allowance and offset by the impact of a change in tax rates. The change in income tax expense of $3.7 million in 2020 was mostly due to a change in the deferred tax valuation allowance resulting in a deferred tax recovery in the UK in 2019, because the UK subsidiary became profitable.

Consolidated Balance Sheet and Discussion
The following table shows the balance sheet as reported as at December 31, 2021 and 2020:

	As at December 31
(in millions of $)	2021	2020	Dollar Change	Percent Change
Assets
Cash due from banks	2,180	3,290	(1,110)	(33.7)%
Securities purchased under agreement to resell	96	197	(101)	(51.3)%
Short-term investments	1,199	823	376	45.7%
Investment in securities	6,237	4,863	1,374	28.3%
Loans, net of allowance for credit losses	5,241	5,161	80	1.6%
Premises, equipment and computer software	139	151	(12)	(7.9)%
Goodwill and intangibles	86	93	(7)	(7.5)%
Other assets	158	162	(4)	(2.5)%
Total assets	15,335	14,739	596	4.0%

Liabilities
Total deposits	13,870	13,250	620	4.7%
Total other liabilities	316	335	(19)	(5.7)%
Long-term debt	172	171	1	0.6%
Total liabilities	14,358	13,757	601	4.4%

Common shareholders' equity	977	982	(5)	(0.5)%
Total shareholders' equity	977	982	(5)	(0.5)%
Total liabilities and shareholders' equity	15,335	14,739	596	4.0%

	As at December 31
	2021	2020
Capital Ratios
Risk-weighted assets	5,101	5,069
Tangible common equity (TCE)	891	889
Tangible assets (TA)	15,249	14,646
TCE/TA	5.8%	6.1%
Common Equity Tier 1	17.6%	16.1%
Total Tier 1	17.6%	16.1%
Total Capital	21.2%	19.8%
Leverage ratio	5.6%	5.3%
We maintain a liquid balance sheet and are well capitalized. As at December 31, 2021, total cash due from banks, short-term investments and investment in securities represented $9.7 billion, or 63.3% of total assets, up slightly from 62.2% at the end of 2020. Shareholders' equity at December 31, 2021 was $977.5 million, down from $981.9 million at the end of 2020 due primarily to the movement in unrealized gains (losses) on AFS investments included in AOCIL from an unrealized gain to an unrealized loss position and partially offset by net income for the year net of dividends paid and shares repurchased.
Total assets increased by $0.6 billion to $15.3 billion from 2020 to 2021, primarily due to an increase in depositor funding which is reflected in the increase in cash and the investment portfolio.
As at December 31, 2021, our capital ratios were strong, and were significantly in excess of regulatory requirements. The Bank's regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA.
The TCE/TA ratio at the end of 2021 was 5.8% (2020: 6.1%), while the CET1 and total Tier 1 capital ratios at the end of 2021 were 17.6% (2020: 16.1%) and 17.6% (2020: 16.1%), respectively. These ratios continue to remain in excess of regulatory minimums at December 31, 2021.

Cash Due from Banks, Securities Purchased Under Agreement to Resell and Short-Term Investments
We only place deposits with highly-rated institutions and ensure that there is appropriate geographic and sector diversification in our exposures. Limits are set for aggregate geographic exposures and for every counterparty for which we place deposits. Those limits are monitored and reviewed by our Credit Risk Management division and approved by the Financial Institutions Committee. We define cash due from banks to include cash on hand, cash items in the process of collection, amounts due from correspondent banks and liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value. Such investments are those with less than three months maturity from the date of acquisition and include unrestricted term deposits, certificates of deposit and treasury bills. Investments of a similar nature that are either restricted or have a contractual maturity of more than three months but one year or less are classified as short-term investments. Securities purchased under agreement to resell are treated as collateralized lending transactions, and are referred to as repurchase agreements. We utilize repurchase agreements to manage liquidity. The risks of these transactions include changes in the fair value in the securities posted or received as collateral and other credit-related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.
As at December 31, 2021, cash due from banks, securities purchased under agreements to resell and short-term investments were $3.5 billion, compared to $4.3 billion as at December 31, 2020. The decrease from 2020 to 2021 is primarily a result of redeploying funds into the investment portfolio.
See "Note 3: Cash due from banks", "Note 4: Short-term investments" and "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at and for the year ended December 31, 2021 for additional tables and information.
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
Consistent with industry and rating agency designations, we define investment grade as "BBB" or higher. As at December 31, 2021, 100% (2020: 99.8%) of our total investments were investment grade. Of these securities, 100% (2020: 99.8%) are rated "A" or higher.
The following table presents the carrying value of investment securities by balance sheet category as at December 31, 2021 and 2020:

	As at December 31
(in millions of $)	2021	2020	Dollar Change	Percent Change
Equity securities at fair value	—	7	(7)	(100.0)%
Available-for-sale	3,474	2,661	813	30.6%
Held-to-maturity	2,763	2,194	569	25.9%
Total Investment in Securities	6,237	4,863	1,374	28.3%
The investments were placed almost exclusively in US government and federal agency securities totaling $5.9 billion, based upon carrying value, or 94.7% of the total investment portfolio, as at December 31, 2021. Total net unrealized gains of the investment portfolio were $0.4 million, compared to net unrealized gains of $185.2 million at the end of 2020. The movement in unrealized gains for the year was primarily due higher long-term US dollar interest rates in 2021 compared to 2020.
Equity securities at fair value totaled $0.2 million at the end of 2021, a decrease of $7.0 million driven by the sale of the seed capital invested in mutual funds managed by the Bank. As at December 31, 2021, the remaining equity securities at fair value consisted of real estate mutual funds.
AFS securities totaled $3.5 billion at the end of 2021, compared to $2.7 billion at the end of 2020. As at December 31, 2021, 90.5% or $3.1 billion (2020: 96.4%, or $2.6 billion) of AFS securities consisted of holdings of securities issued by the US government and federal agencies. As at December 31, 2021, the remaining 9.5%, or $330.1 million of AFS securities (2020: 3.5% or $95.1 million) was comprised primarily of guaranteed student loan-backed securities of 0.4%, or $13.2 million (2020: 0.5%, or $12.9 million), debt securities issued by non-US governments of 8.3%, or $289.6 million (2020: 0.8%, or $22.4 million) and residential mortgage-backed securities of 0.8%, or $27.3 million (2020: 2.2%, or $59.7 million). The overall increase in US government and federal agency securities was funded by an increase in depositor funding as well as the redeployment of funds from cash due from banks.
HTM investments were $2.8 billion as at December 31, 2021 (2020: $2.2 billion) and consisted entirely of mortgage-backed securities issued by US federal agencies that management does not intend to sell before contractual maturity.
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
While management sold AFS securities in 2021 and 2020, these securities were sold for net loss of $0.2 million and net gain of $1.2 million, respectively, and involved selling US agency securities as part of a portfolio rebalancing strategy in order to manage duration and interest rate sensitivity. This also included selling lower yielding explicitly guaranteed US agency securities and purchasing higher yielding implicitly guaranteed US agency securities as well as selling floating rate notes in exchange for fixed rate notes due to the current low interest rate environment. Management does not have the intention or does not foresee a more likely than not scenario where the Bank will be required to sell any further securities which are in an unrealized loss position, and accordingly, management has concluded that these sales are not credit loss indicators for any remaining securities in a loss position as at December 31, 2021.

See Note 5: Investment in securities to our audited consolidated financial statements as at December 31, 2021 for additional tables and information.
Loans
The loan portfolio increased from $5.16 billion at the end of 2020 to $5.24 billion as at December 31, 2021. The Cayman Islands and the Channel Islands and UK segments saw growth in their residential mortgage portfolios, which was partially offset by the repayment of a number of commercial and commercial real estate facilities in Bermuda and the Channel Islands and UK segments during the period.
The loan portfolio represented 34.2% of total assets as at December 31, 2021 (2020: 35.0%), while loans as a percentage of total deposits decreased from 38.9% at the end of 2020 to 37.8% at the end of 2021.
Allowance for credit losses as at December 31, 2021 totaled $28.1 million, a decrease of $6.0 million from the prior year. The movement was due primarily to the improvement in macroeconomic forecasts impacting future expected credit loss estimates and the reduction in non-performing loans.
Gross non-accrual loans totaled $61.0 million as at December 31, 2021, $11.4 million lower than $72.5 million as at December 31, 2020, and represented 1.2% of the total loan portfolio as at December 31, 2021, compared to 1.4% as at December 31, 2020. The decrease in non-accrual loans was driven by the payoff of residential mortgages and a commercial mortgage in Bermuda and partially offset by a residential mortgage in the Channel Islands moving into non-accrual in the fourth quarter of 2021. In 2021, we held OREO amounting to $0.7 million (2020: $4.1 million), a decrease of $3.4 million due to the sale of commercial real estate in Bermuda.
Overall, the credit quality of the Bank's lending portfolio saw an improvement from December 31, 2020 to December 31, 2021, driven by improved credit metrics on a number of large commercial real estate loans as well as paydowns in the portfolio.
Government
Loans to governments were $259.6 million, which was a $19.8 million decrease from 2020, due primarily to the repayment of a government agency facility in Bermuda.
Commercial
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses.
Commercial real estate loans are offered to real estate investors, developers and builders based primarily in Bermuda and the Cayman Islands. To manage our credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by non-cancellable long-term leases to high quality international businesses. These cash flows are generally sufficient to service the loan. The portfolio decreased by $67.0 million to $693.2 million at December 31, 2021.
Commercial loans outstanding as at December 31, 2021 were $478.4 million, which represented a decrease of $41.9 million from the previous year as repayments continued to exceed new loan growth.
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
As at December 31, 2021, residential mortgages totaled $3.6 billion (or 68.8% of total gross loans), a $218.5 million increase from December 31, 2020. This increase was attributed mainly to growth in both the Cayman Islands and the Channel Islands and UK mortgage books.
Other Loan Portfolios
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards, commercial financing, loans to financial institutions and overdraft facilities to retail, corporate and private banking clients in the jurisdictions in which we operate. As at December 31, 2021, other consumer loans totaled $214.8 million (or 4.1% of total gross loans), a $16.0 million decrease from December 31, 2020. This was due to lower unsecured loan utilization resulting from the COVID-19 pandemic.
See "Note 6: Loans" and "Note 7: Credit risk concentrations" to our audited consolidated financial statements as at December 31, 2021 for more information on our loan portfolio and contractual obligations and arrangements.
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

The table below shows the year-end and average total deposit balances by jurisdiction for the year ended and as at December 31, 2021 and 2020:

	As at December 31		Dollar change	Average balance		Dollar change
(in millions of $)	2021	2020		2021	2020
Bermuda	4,511	4,813	(302)	4,616	4,353	263
Cayman Islands	4,612	4,109	503	4,400	3,585	815
Channel Island and the UK	4,747	4,329	418	4,724	4,138	586
Total deposits	13,870	13,250	620	13,740	12,075	1,665
Average total deposits increased by $1.7 billion to $13.7 billion in 2021. On a year-end basis, total deposits were up to $0.6 billion from $13.3 billion at the end of 2020. The increase in deposit balances was driven by corporate deposit increases in Cayman and the Channel Islands, and partially offset by expected corporate deposit decreases in Bermuda.
Demand deposits, which include checking accounts (both interest bearing and non-interest bearing), savings and call accounts, totaled $10.9 billion, or 78.8% of total deposits at the end of 2021, compared to $10.6 billion or 79.9%, at the end of 2020. Term deposits increased by $0.3 billion to $2.9 billion compared to the prior year. The cost of funds on deposits decreased from 21 basis points in the full year ended 2020 to 11 basis points in 2021 primarily due to the active repricing of deposits in response to market conditions. Average non-interest bearing deposits increased to $2.9 billion from $2.4 billion in 2020.
Included in total deposits are deposits from banks of $26.4 million at the end of 2021, up from $25.1 million at the end of 2020.
See "Note 10: Deposits" to our audited consolidated financial statements as at December 31, 2021 for additional tables and information.
Borrowings
We have no issuances of certificates of deposit ("CD"), commercial paper ("CP") or senior notes outstanding and have no CD or CP issuance programs. We use funding from the inter-bank market as part of interest rate risk and liquidity management. As at December 31, 2021, deposits from banks totaled $26.4 million, $1.3 million higher than the prior year.
Employee Future Benefits
We maintain trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provide post-retirement healthcare benefits to our qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the final years of employment. The defined benefit pension and post-retirement healthcare plans are not open to new participants, are non-contributory and thus the funding required is provided by us, based upon the advice of an independent actuary. The defined benefit pension plans are in the Bermuda, Guernsey and UK jurisdictions, and the defined benefit post-retirement medical plan is in Bermuda. The Bank also has a residual obligation in addition to its defined contribution plan in Mauritius.
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
As at December 31, 2021, we had a net obligation for employee future benefits in the amount of $126.2 million, down $5.0 million (3.8%) from $131.3 million at the end of 2020. The decrease was driven primarily by experienced gains from increases in discount rate assumptions used to measure the obligation as well as actual return on pension plan assets in 2021 being greater than expected.
See "Note 11: Employee benefit plans" to our audited consolidated financial statements as at December 31, 2021 for additional tables and information.
Long-Term Debt, Interest Payments and Maturities
We had outstanding issuances of long-term debt with a carrying value of $171.9 million as at December 31, 2021 and $171.5 million as at December 31, 2020, all issued in US Dollars. On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 15, 2030.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, amongst other, to repay the entire amount of the US $45 million outstanding subordinated notes series 2005-B which matured on July 2, 2020 and the entire amount of the US $25 million outstanding subordinated notes series 2008-B which were eligible for redemption. As at December 31, 2021, all of our outstanding long-term debt was eligible for inclusion in our Tier 2 regulatory capital base, limited to 50% of Tier 1 capital.

The following table presents the contractual maturity, interest rates and principal outstanding as at December 31, 2021:

Long-term debt (in millions of $)	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal outstanding
2018 issuance	June 1, 2023	June 1, 2028	5.25%	3 months US$ LIBOR + 2.255%	75.0
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100.0
Unamortized debt issuance costs					(3.1)
Total					171.9
See "Note 19: Long-term debt" to our audited consolidated financial statements as at December 31, 2021 for additional information.
Other Liabilities
Other liabilities include operating lease liabilities, derivative liabilities, current employee salaries and benefits payable and related payroll tax, as well as sundry liabilities. Other liabilities decreased by $14.5 million to $189.4 million as at December 31, 2021. The decrease was a result of decreased mark-to-market losses on derivatives and offset by higher sundry liabilities.
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
See "Note 13: Leases" to our audited consolidated financial statements as at December 31, 2021 for additional information.
Repurchase Agreements
We also obtain funds from time to time from the sale of securities to institutional investors under repurchase agreements. In a repurchase agreement transaction, we will generally pledge investment securities as collateral in a borrowing transaction, agreeing to repurchase the identical security on a specified later date, generally not more than 90 days, at a price greater than the original sales price. The difference between the sale price and repurchase price is the cost of the use of the proceeds, or interest expense. The investment securities underlying these agreements may be delivered to securities dealers who arrange such transactions as collateral for the repurchase obligation. Repurchase agreements represent a cost competitive funding source and also provide liquidity on agency paper for us. However, we are subject to the risk that the borrower of the securities may default at maturity and not return the collateral. In order to minimize this potential risk when entering into such transactions, we generally deal with large, established investment brokerage firms with whom we have master repurchase agreements. Repurchase transactions are accounted for as collateralized financing arrangements rather than as sales of such securities, and the obligation to repurchase such securities is reflected as a liability in our consolidated financial statements. As at December 31, 2021 and 2020, there were no repurchase agreements outstanding.
Shareholders' Equity
Shareholders' equity decreased during the year ended December 31, 2021 by $4.5 million to $977.5 million.
Increases totaling $197.4 million included:
•$162.7 million of net income for the year;
•$19.2 million from adjustments to employee benefit plans;
•$15.2 million for share-based compensation and settlements; and
•$0.3 million of other adjustments.
The increases were offset by the following decreases of $201.9 million:
•$87.3 million of common share dividends;
•$19.8 million from net increases in treasury shares; and
•$94.8 million from net change in unrealized gains (losses) on AFS investments.

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
Bermuda (Including Head Office)
For more than 150 years, Bermuda has served as home to our headquarters and remains our largest jurisdiction in terms of number of employees and business volume. The following table provides certain financial information for our Bermuda segment for the years ended December 31, 2021, 2020 and 2019.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2021	2020	2019	2020 to 2021	2019 to 2020	2020 to 2021	2019 to 2020
Net interest income	146.0	159.6	183.9	(13.6)	(24.3)	(8.5)%	(13.2)%
Provision for credit recoveries (losses)	2.2	(8.8)	(3.1)	11.0	(5.7)	125.0%	(183.9)%
Non-interest income	84.6	85.2	89.1	(0.6)	(3.9)	(0.7)%	(4.4)%
Net revenue before other gains (losses)	232.8	236.0	269.9	(3.2)	(33.9)	(1.4)%	(12.6)%
Operating expenses	(186.8)	(192.8)	(209.4)	6.0	16.6	(3.1)%	(7.9)%
Net income before other gains (losses)	46.0	43.2	60.5	2.8	(17.3)	6.5%	(28.6)%
Total other gains (losses)	0.9	2.0	2.2	(1.1)	(0.2)	(55.0)%	(9.1)%
Net income	46.9	45.2	62.7	1.7	(17.5)	3.8%	(27.9)%

Summary Balance Sheet	As at December 31
(in millions of $)	2021	2020	Dollar change	Percent change
Total deposits	4,511	4,813	(302)	(6.3)%
Loans, net of allowance for credit losses	2,023	2,077	(54)	(2.6)%
Total assets	5,728	5,925	(197)	(3.3)%
Assets under administration
Custody and other administration services	16,099	16,071	28	0.2%
Trust	54,452	53,512	940	1.8%
Assets under management
Butterfield Funds	1,531	1,811	(280)	(15.5)%
Other assets under management	2,272	2,152	120	5.6%
Total assets under management	3,803	3,963	(160)	(4.0)%
Number of employees	413	449	(36)	(8.0)%
2021 vs. 2020
    Net income before other gains and losses was $46.0 million for the year ended December 31, 2021, up by $2.8 million from $43.2 million in the prior year. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
    Net interest income before provision for credit losses decreased by $13.6 million to $146.0 million in 2021, due primarily to the impact of lower market rates across the yield curve as a result of the COVID-19 pandemic, which was partially offset by lower deposit costs.
    There is a provision for credit recoveries of $2.2 million in 2021 compared to a provision for credit losses of $8.8 million in 2020. The movement is due to both the improvement in macroeconomic forecasts impacting future expected credit loss estimates and a reduction in non-performing loans.
    Non-interest income decreased by $0.6 million to $84.6 million in 2021. This was primarily due to lower administration fees on loan participations; lower asset management fees and reduced dividends as a result of the liquidation of a private equity investment. These decreases were partially offset by increases in foreign exchange revenue, trust income and custody income from higher volumes, increased fees and onboarding of new clients during the year, respectively.
    Operating expenses decreased by $6.0 million to $186.8 million in 2021 which was driven by the decrease in staff related costs due primarily to the resulting benefits from previous restructuring programs and partially offset by increases in property maintenance costs and non-service employee benefits expense due to increased costs from the post-retirement medical benefit plan.
    Total assets as at December 31, 2021 were $5.7 billion, down $0.2 billion from December 31, 2020. Total deposits were $4.5 billion in December 31, 2021, down $0.3 billion from December 31, 2020, and loan balances at December 31, 2021 were relatively flat at $2.0 billion.
Client AUA for the trust and custody businesses as at December 31, 2021 were $54.5 billion and $16.1 billion, respectively, while assets under management were $3.8 billion. This compares with $53.5 billion, $16.1 billion and $4.0 billion, respectively, as at December 31, 2020.

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
    Provision for credit losses was up by $5.7 million to $8.8 million in 2020. The increase is due to the implementation of the new CECL model, COVID-19 driven negative macroeconomic forecasts impacting the future expected credit loss estimate and loans migrating into the past due and non-performing categories.
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
We have continued to enhance our client delivery channels and online and mobile banking platform upgrades. With four Banking Centers in desirable locations and 17 ATMs strategically located in Grand Cayman, we continue to be a leading provider of financial services locally. The following table provides certain financial information for our Cayman Islands segment for the years ended December 31, 2021, 2020 and 2019.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2021	2020	2019	2020 to 2021	2019 to 2020	2020 to 2021	2019 to 2020
Net interest income	91.0	95.4	114.6	(4.4)	(19.2)	(4.6)%	(16.8)%
Provision for credit recoveries (losses)	1.4	0.5	1.9	0.9	(1.4)	180.0%	(73.7)%
Non-interest income	58.1	49.3	51.9	8.8	(2.6)	17.8%	(5.0)%
Net revenue before other gains (losses)	150.5	145.2	168.4	5.3	(23.2)	3.7%	(13.8)%
Operating expenses	(58.9)	(62.6)	(61.1)	3.7	(1.5)	(5.9)%	2.5%
Net income before other gains (losses)	91.5	82.6	107.3	8.9	(24.7)	10.8%	(23.0)%
Total other gains (losses)	0.2	0.4	0.6	(0.2)	(0.2)	(50.0)%	(33.3)%
Net income	91.7	83.0	107.9	8.7	(24.9)	10.5%	(23.1)%

Summary Balance Sheet	As at December 31
(in millions of $)	2021	2020	Dollar change	Percent change
Total deposits	4,612	4,109	503	12.2%
Loans, net of allowance for credit losses	1,137	1,124	13	1.2%
Total assets	4,973	4,480	493	11.0%
Assets under administration
Custody and other administration services	4,396	3,159	1,237	39.2%
Trust	8,008	7,611	397	5.2%
Assets under management
Butterfield Funds	163	170	(7)	(4.1)%
Other assets under management	702	625	77	12.3%
Total assets under management	866	795	71	8.9%
Number of employees	241	236	5	2.1%

2021 vs. 2020
Net income before other gains and losses for the year ended December 31, 2021 was $91.5 million, up by $8.9 million from $82.6 million in 2020. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
Net interest income before provision for credit losses was $91.0 million in 2021, down by $4.4 million compared to 2020. The decrease from 2020 to 2021 was due primarily to the impact of lower market rates across the yield curve as a result of the COVID-19 pandemic and was partially offset by lower deposit costs.
Provision for credit recoveries of $1.4 million in 2021 represented an increase of $0.9 million compared to credit recoveries of $0.5 million in 2020. The favorable variance was mainly due to the completion of a large condominium development and repayment of the associated construction loan during the year.
Non-interest income was $58.1 million, up $8.8 million from 2020 driven by increased economic activity impacting card service fee contributions and foreign exchange transactional volumes coupled with higher non-utilization fees on certain credit facilities.
Operating expenses decreased by $3.7 million from 2020 to $58.9 million in 2021, driven by a decrease in staff related costs due primarily to the resulting benefits from previous restructuring programs and lower technology and communications costs due to lower depreciation costs which is outpacing the new system roll-out. This was partially offset by an increase in professional and outside services due to higher intercompany charges from increased utilization of our Canadian service center.
Total assets as at December 31, 2021 were $5.0 billion, up $0.5 billion from December 31, 2020, reflecting higher depositor funding levels. Net loans were relatively stable at $1.1 billion at December 31, 2021 with growth in residential mortgage lending offsetting repayments from commercial facilities.
Client AUA for the trust and custody businesses were $8.0 billion and $4.4 billion, respectively, while AUM were $0.9 billion at December 31, 2021. This compares with $7.6 billion, $3.2 billion and $0.8 billion, respectively, on December 31, 2020.
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
Channel Islands and the UK
The Channel Islands and UK segment includes the jurisdictions of Guernsey, Jersey (both in the Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial institutions including private banking, corporate banking and treasury services, internet banking, wealth management, mortgage lending and fiduciary services. In 2021, the segment entered the local mortgage market offering various products to local residents. The UK jurisdiction provides mortgages for high-value residential properties. The following table provides certain financial information for our Channel Islands and the UK segment for the years ended December 31, 2021, 2020 and 2019.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2021	2020	2019	2020 to 2021	2019 to 2020	2020 to 2021	2019 to 2020
Net interest income	62.8	62.7	47.2	0.1	15.5	0.2%	32.8%
Provision for credit recoveries (losses)	(0.5)	(0.2)	1.4	(0.3)	(1.6)	150.0%	(114.3)%
Non-interest income	45.3	40.7	34.3	4.6	6.4	11.3%	18.7%
Net revenue before other gains (losses)	107.6	103.2	82.9	4.4	20.3	4.3%	24.5%
Operating expenses	(81.7)	(82.2)	(74.2)	0.5	(8.0)	(0.6)%	10.8%
Net income before other gains (losses)	25.9	21.0	8.7	4.9	12.3	23.3%	141.4%
Total other gains (losses)	(2.4)	(1.2)	—	(1.2)	(1.2)	100.0%	100.0%
Net income	23.5	19.8	8.7	3.7	11.1	18.7%	127.6%

Summary Balance Sheet	As at December 31
(in millions of $)	2021	2020	Dollar change	Percent change
Total deposits	4,747	4,329	418	9.7%
Loans, net of allowance for credit losses	2,171	2,046	125	6.1%
Total assets	5,235	4,827	408	8.5%
Assets under administration
Custody and other administration services	16,263	13,186	3,077	23.3%
Trust	10,374	19,226	(8,852)	(46.0)%
Assets under management
Butterfield Funds	64	48	16	33.3%
Other assets under management	766	752	14	1.9%
Total assets under management	830	800	30	3.8%
Number of employees	369	363	6	1.7%
2021 vs. 2020
Our Channel Islands and UK segment posted net income before gains and losses of $25.9 million in 2021, an increase of $4.9 million when compared to 2020. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
Net interest income before provision for credit losses reflected an increase of $0.1 million to $62.8 million in 2021, compared to $62.7 million in 2020. Favorable GBP/USD foreign exchange rates throughout 2021 more than offset the impact of lower market rates across the yield curve as a result of the COVID-19 pandemic and which were partially offset by lower deposit costs.
Provision for credit losses was up $0.3 million to $0.5 million in 2021, due to an increased provision on a residential mortgage which moved into non-accrual status.
Non-interest income increased by $4.6 million to $45.3 million in 2021, due to increases in foreign exchange revenue, asset management fees and custody income driven by a combination of higher volumes, increased fees and onboarding of new clients during the year.
Operating expenses of $81.7 million in 2021 were $0.5 million lower than 2020, driven by a decrease in staff related costs due primarily to the resulting benefits from previous restructuring programs and lower operational losses and write-offs. This was partially offset by an increase in professional and outside services due to higher intercompany charges from increased utilization of our Canada and Mauritius service centers and higher legal and professional fees.
Total other gains (losses) for 2021 increased by $1.2 million compared to 2020 due to a defined benefit pension plan adjustment.
Total assets of $5.2 billion as at December 31, 2021, an increase from $4.8 billion as at December 31, 2020 reflecting higher depositor funding levels. Net loans increased $0.1 billion to $2.2 billion at December 31, 2021 driven primarily by the growth in the residential mortgage portfolios.
As at December 31, 2021, client AUA for the trust and custody businesses were $10.4 billion and $16.3 billion, respectively, while AUM were $0.8 billion. This compares with $19.2 billion, $13.2 billion and $0.8 billion, respectively, as at December 31, 2020. The decrease in AUA for trust is mainly due to the revision of fee agreements for a trust structure in Guernsey. The increase in AUA for custody is mainly due to the on-boarding of new business while AUM remains stable.
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
The Risk Policy and Compliance Committee ("RPCC"):    This committee of the Board assists the Board in fulfilling its responsibilities by overseeing the Group's risk profile and its performance against approved risk appetites and tolerance thresholds. Specifically, the committee considers the sufficiency of the Group's policies, procedures and limits related to the identification, measurement, monitoring and control of activities that give rise to credit, market, liquidity, interest rate, operational, regulatory, compliance, climate and reputational risks, as well as overseeing its compliance with laws, regulations and codes of conduct.
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
The Group Risk and Compliance Committee ("GRCC"):    This committee comprises executive and senior management team members and is chaired by the Group Chief Risk Officer. It provides a forum for the strategic assessment of risks assumed across the Group as a whole based on an integrated view of credit, market, liquidity, legal, regulatory and financial crime compliance, fiduciary, operational, cybersecurity, climate, insurance, pension, investment, capital and reputational risks, ensuring that these exposures are consistent with the risk appetites and tolerance thresholds promulgated by the Board and oversees the compliance of regulatory obligations arising under applicable laws, rules and regulations. It is responsible (i) for reviewing, evaluating and recommending the Group's Risk Appetite Framework, the results of the Capital Assessment and Risk Profile and recovery and resolution planning processes (including all associated stress testing performed) and the Group's key risk policies to the Board for approval; (ii) for reviewing and evaluating current and proposed business strategies in the context of our risk appetites; and (iii) for identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans; and (iv) for reviewing the Group’s compliance with external regulations and internal policies.
The Group Asset and Liability Committee ("GALCO"):    This committee comprises executive and senior management team members and is chaired by the Group CFO. The committee is responsible for liquidity, interest rate and foreign exchange rate risk management and other balance sheet issues. It also oversees key policies and the execution of the Group's investment and capital management strategies and monitors the associated risks assumed. It is supported in the execution of its mandate by the work undertaken by the dedicated Asset & Liability Committees in each of the Bank's segments.
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
The Provisions and Impairments Committee:    This committee comprises executive and senior management team members and is chaired by the Group Chief Risk Officer. The committee is responsible for approving significant provisions and other impairment charges. It also oversees the overall credit risk profile of the Group in regards to non-accrual loans and assets. It is supported in the execution of its mandate by jurisdictional credit committees and the GCC, which make recommendations to this committee.

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
•making recommendations to the GRCC regarding the constitution of the Risk Appetite Framework;
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
Group Operational Risk — This unit assesses the effectiveness of our procedures and internal controls in managing our exposure to various forms of operational risk, including those associated with new business activities and processes and the deployment of new technologies. It is also responsible for our incident management processes and reviews the effectiveness of our loss data collection activities.
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
The third "line of defense" is provided by our Group Internal Audit function, which performs oversight and ongoing review, and challenges the effectiveness of the internal controls that are executed by the business, Risk Management and Compliance. The Group Head of Internal Audit has a dual reporting line to both the Chair of the Audit Committee and the Chairman and CEO.
Regulatory Review Process
Our banking, trust and investment business activities in Bermuda are monitored by the BMA as the lead regulator. One of the principal objectives of the BMA is to supervise, regulate and inspect Bermuda-based financial institutions to ensure their financial stability and soundness.
In addition to conducting on-site reviews, the BMA utilizes a comprehensive quarterly statistical return system that enables off-site monitoring. The statistical system is consistent with Basel Committee Standards, and provides the BMA with a detailed breakdown of a bank's balance sheet and profit-and-loss accounts on both a consolidated and unconsolidated basis. This information enables the BMA to monitor the soundness of a bank's financial position and ensure that it meets certain capital requirements. For more information, see Item 4.B. "Business Overview - Supervision and Regulation - Bermuda - Supervision and Monitoring by the BMA".
Each of our regulated entities is separately monitored by the local regulatory authority in that jurisdiction to ensure its financial stability and soundness.
The Risk Appetite Framework
The Risk Appetite Framework is the cornerstone of our approach to risk management. Developed by executive management and approved formally by the Board, it outlines the appropriateness of taking on certain risks in the pursuit of our strategic objectives and defines those that should be avoided. It also provides management with a clear mandate regarding the amount and type of risk that it may accept and establishes minimum expectations regarding the practices and behaviors that should be brought to bear in managing the exposures assumed. It is aligned with the interests of our stakeholders and informs our business planning processes.

Our framework comprises the following elements:

(1)     Broad categories of risk: outsourcing; credit; market; liquidity; regulatory compliance; financial crime compliance; fiduciary; governance; operational; people; climate; cyber and information security; technology; investment; tax reporting; strategy; financial reporting; correspondent banking; reputational and change. These represent the various risks that the Group assumes across the entirety of its operations in the pursuit of its strategic goals.
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
Market Risks
Interest Rate Risk Management
Our primary market risk is interest rate risk, which is defined as the risk of loss of net interest income or changes in net interest margin because of changes in interest rates. Interest rate risk for the Bank is confined to the banking book as the bank does not engage in proprietary trading.
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
The principal objective of our interest rate risk management is to maximize profit potential while minimizing exposure to changes in interest rates. Our actions in this regard are taken under the guidance of GALCO. The committee is actively involved in formulating the economic assumptions that we use in our financial planning and budgeting processes and establishes policies which control and monitor the sources, uses and pricing of funds. From time to time, we utilize hedging techniques to reduce interest rate risk. GALCO uses interest income simulations and economic value of equity analysis to measure inherent risk in our balance sheet at specific points in time.
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

December 31, 2021	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing	Total	Total fair value(1)
Assets
Cash and deposits with banks	2,064	—	—	—	—	116	2,180	2,180
Securities purchased under agreement to resell	96	—	—	—	—	—	96	96
Short-term investments	842	252	105	—	—	—	1,199	1,199
Investments(2)	14	9	14	1,173	5,027	—	6,237	6,260
Loans(3)	4,208	22	91	705	182	33	5,241	5,265
Other assets	—	—	—	—	—	382	382	382
Total assets	7,224	283	210	1,878	5,209	531	15,335	15,382
Liabilities and shareholders' equity
Demand deposits	8,077	—	27	—	—	2,821	10,925	10,925
Term deposits(4)	1,658	587	602	98	—	—	2,945	2,949
Other liabilities	—	—	—	—	—	316	316	316
Subordinated capital(4)	—	—	—	172	—	—	172	159
Shareholders' equity	—	—	—	—	—	977	977	1,033
Total liabilities and shareholders' equity	9,735	587	629	270	—	4,114	15,335	15,382
Interest rate sensitivity gap	(2,511)	(304)	(419)	1,608	5,209	(3,583)	—
Cumulative interest rate sensitivity gap	(2,511)	(2,815)	(3,234)	(1,626)	3,583	—	—
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
Asset/Liability Management and Interest Rate Risk
The principal objective of our asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity funding and capital.
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
We manage our exposure to interest rates primarily by structuring our balance sheet in the ordinary course of business. We do not typically enter into derivative contracts for the purpose of managing interest rate risk, but we may elect to do so in the future. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. Our exposure to holdings categorized as "trading positions" falls below the de minimis threshold established of 5% (ratio of total trading book open position compared to the sum of on- and off-balance sheet assets that are not part of the trading book).
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

The following table summarizes the simulated change in net interest income versus unchanged rates as at December 31, 2021 and December 31, 2020:

	For the year ended
	December 31, 2021		December 31, 2020
	Following 12 Months	Months 13 - 24	Following 12 Months	Months 13 - 24
+300 basis points	21.6%	24.8%	33.2%	42.1%
+200 basis points	14.2%	16.6%	22.6%	29.3%
+100 basis points	6.6%	8.1%	11.5%	15.4%
Flat rates	0.0%	0.0%	0.0%	0.0%
−100 basis points	17.8%	15.7%	11.9%	8.4%
The following table presents the change in our economic value of equity as at December 31, 2021 and December 31, 2020, assuming immediate parallel shifts in interest rates:

	For the year ended
	December 31, 2021	December 31, 2020
+300 basis points	(7.4)%	4.5%
+200 basis points	(5.2)%	5.0%
+100 basis points	(2.0)%	4.2%
Flat rates	0.0%	0.0%
−100 basis points	(0.6)%	2.8%
The differences between the change in our net interest income and economic value of equity assuming immediate parallel shifts in interests rates from December 31, 2020 to December 31, 2021 are driven by the redeployment of funds from cash due from banks into the investment portfolio, extending the portfolio duration and reducing asset sensitivity.
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
Foreign Exchange Risk
The Group holds various non-USD denominated assets and liabilities and maintains investments in subsidiaries whose domestic currency is either not USD or whose domestic currency is not pegged to USD. Assets and liabilities denominated in currencies other than USD are translated to USD at the rates of exchange prevailing at the balance sheet date. The resulting gains or losses are included in foreign exchange revenue in the consolidated statements of operations. Assets and liabilities of subsidiaries outside of Bermuda are translated at the rate of exchange prevailing on the balance sheet date while associated revenues and expenses are translated to USD at the average rate of exchange prevailing through the accounting period. Unrealized translation gains or losses on investments in foreign currency based subsidiaries are recorded as a separate component of shareholders' equity within accumulated other comprehensive loss. Such gains or losses are recorded in the consolidated statements of operations only when realized. Our foreign currency subsidiaries may give rise to significant foreign currency translation movements against the USD. We also provide foreign exchange services to our clients, principally in connection with our banking and wealth management businesses, and effect other transactions in non-USD currencies. Foreign currency volatility and fluctuations in exchange rates may impact the value of non-USD denominated assets and liabilities and raise the potential for losses resulting from foreign currency trading positions where aggregate obligations to purchase and sell a currency other than USD do not offset one another, or offset each other in different time periods. If the policies and procedures we have in place to assess and mitigate potential impacts of foreign exchange volatility are not followed, or are not effective to mitigate such risks, our results and earnings may be negatively affected. The Group maintains a clearly articulated foreign exchange risk exposure tolerance framework which limits exposures to select major currencies.
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
We monitor and manage our liquidity by banking location and on a Group-wide basis. The treasury functions in the Group's banking operations, located in Bermuda, the Cayman Islands, Guernsey, and Jersey, manage day-to-day liquidity. The Group market risk function has the responsibility for measuring and reporting to senior management on liquidity risk positions. We manage our liquidity based on demand, commitments, specific events and uncertainties to meet current and future financial obligations of a short-term nature. Our objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to earnings enhancement opportunities in a changing marketplace. Management is responsible for establishing and monitoring liquidity targets as well as strategies to meet these targets. The Group adopts a cautious liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically, the Group manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology.
We maintained a balance sheet with loans representing 34.2% of total assets as at December 31, 2021. Further, at that date there were significant sources of liquidity within our balance sheet in the form of cash and cash equivalents, short-term investments, securities purchased under agreement to resell and investments amounting to $9.7 billion, or 63.3%, of total assets.
An important element of our liquidity management is our liquidity contingency plan which can be employed in the event of a liquidity crisis. The objective of the liquidity contingency plan is to ensure that we maintain our liquidity during periods of stress. This plan takes into consideration a variety of scenarios that could challenge our liquidity. These scenarios include specific and systemic events that can impact our on- and off-balance sheet sources and uses of liquidity. This plan is reviewed and updated at least annually.
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
As part of our ongoing credit granting process, internal ratings are assigned to commercial clients before credit is extended, based on an assessment of creditworthiness. At least annually, a review of all significant credit exposures is undertaken to identify, at an early stage, clients who might be facing financial difficulties. Internal borrower risk ratings are also reviewed during this process, allowing identification of adverse individual borrower and sector trends, and accurate application of internal borrower risk ratings which incorporates but is not limited to an assessment of climate risk impacting borrower risk ratings.
An integral part of the CRM function is to formally review past due and potential problem loans to determine which credits, if any, need to be placed on non-accrual status or charged off. The allowance for loan losses is reviewed quarterly to determine the amount necessary to maintain an adequate provision for current expected credit losses.
Another way credit risk is managed is by requiring collateral. Management's assessment of the borrower's creditworthiness determines whether collateral is obtained. The amount and type of collateral held varies but may include deposits held in financial institutions, mutual funds, US Treasury securities, other marketable securities, income-producing commercial properties, accounts receivable, residential real estate, property, plant and equipment, and inventory. Values of variable collateral are monitored on a regular basis to ensure that they are maintained at an appropriate level, which includes an assessment of the climate risk impact on the value of the collateral.
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
For residential mortgages, a combination of lending policy criteria, lending guidelines and underwriting are used to make a decision on applications for credit. The primary factors considered are affordability, residential status, residential history, credit history, employment history, nature of income and LTV of the residential property. In addition, confirmation of a borrower's identity is obtained and an assessment of the value of the collateral is carried out prior to granting a credit facility. When considering applications, the primary focus is placed on the willingness and ability to repay.
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
As valuations are conducted throughout the year, the rolling average age of the valuations are closer to 6 months than 12 months. To further ensure that valuations within the 12-month revaluation period remain appropriate measures for input into the CECL model, we: (1) compare renewal valuations to the prior valuation to track market movement; (2) back-test all sales to compare net carrying value versus any additional gain/loss at the time of sale; (3) segregate the tests described in (1) and (2) by geographic area and, where required, amend provision factors accordingly; and (4) perform a review of new valuations to ascertain such valuations' reasonableness and determine if any change in value may impact similar properties or locations where valuations are more stale-dated and require an adjustment to the CECL model.
The Bank performs an annual assessment of group residential LTV ranges as part of its stress-testing exercise for regulatory and capital-adequacy purposes. Real estate indices are not available in the Bank's primary markets and LTV values are based on standard reductions in value over time, based on observed market activity.
Generally, maximum LTV for new residential and commercial loans is as follows:

	Bermuda	Cayman Islands	UK—London	Channel Islands
Residential:
Owner-occupied freehold	70%	85%	65%	80%
Owner-occupied leasehold condominium	70%	85%	65%	80%
Investment (not owner-occupied)	65%	75%	65%	80%
Raw land	50%	80%	N/A	N/A
Commercial Real Estate	65%	65%	N/A	65%
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
Exposures to financial institutions arise within the Group's investment portfolio and treasury operations. The Group has treasury operations in all of its banking locations. Treasury exposures primarily take the form of deposits with banks and foreign exchange positions. Exposures to financial institutions in the investment portfolio can take the form of bonds, floating rate notes and/or certificates of deposit.
Diversification and avoidance of concentration is emphasized. The Group establishes limits for countries and each financial institution where there is an expected exposure. Ongoing asset quality monitoring is undertaken by Treasury and CRM and reports are sent to the FIC, GCC and the GRC on a monthly basis. Exception reporting takes place against a range of asset quality triggers. Treasury uses a number of risk mitigation techniques including netting and collateralization agreements. Other methods (such as margining and derivatives) are used periodically to mitigate the risk associated with particular transactions or groups of transactions.
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
Exposures
The following tables analyze the Group's regulatory credit risk exposures as at December 31, 2021 and December 31, 2020. Exposures are allocated to specific standardized exposure portfolios determined by the BMA's Revised Framework for Regulatory Capital Assessment and it is these portfolios that determine the risk weights used. These exposures include both on- and off-balance sheet exposures, with the latter shown separately after credit conversion factors have been applied.

Analysis of exposures class (in millions of $)	Average Exposure 2021	Position as at December 31, 2021	Average Exposure 2020	Position as at December 31, 2020
Cash	70.2	66.5	71.5	83.4
Claims on Sovereigns	2,539.2	3,091.5	1,697.9	2,230.7
Claims on Public Sector Entities	88.2	68.2	106.2	102.2
Claims on Corporates	666.0	559.0	819.0	741.3
Claims on Banks and Securities Firms	1,804.6	1,527.6	1,858.7	1,998.7
Securitizations	5,194.9	5,134.3	4,562.3	4,844.6
Retail Loans	226.6	222.3	242.7	236.4
Residential Mortgages	3,444.3	3,582.8	3,200.0	3,348.4
Commercial Mortgages	703.5	675.7	682.1	705.3
Past Due Loans	72.4	63.3	68.3	75.4
Other Balance Sheet Exposures	268.5	246.6	278.9	277.1
Non‑Market Related Off-Balance Sheet Credit Exposures	628.7	608.7	557.2	637.0
Market Related Off‑Balance Sheet Credit Exposures	58.0	54.8	68.4	54.5
Total	15,765.2	15,901.3	14,213.2	15,335.0

Geographic segment distribution of exposures class as at December 31, 2021 (in millions of $)	Bermuda	Cayman Islands	Channel Islands & UK	Other	Total
Cash	42.0	24.5	—	—	66.5
Claims on Sovereigns	939.1	825.6	1,326.8	—	3,091.5
Claims on Public Sector Entities	68.2	—	—	—	68.2
Claims on Corporates	384.0	57.0	118.0	—	559.0
Claims on Banks and Securities Firms	497.9	535.5	483.3	10.9	1,527.6
Securitizations	1,966.4	2,396.3	771.6	—	5,134.3
Retail Loans	82.4	101.1	38.8	—	222.3
Residential Mortgages	1,029.3	752.8	1,800.7	—	3,582.8
Commercial Mortgages	470.8	76.7	128.2	—	675.7
Past Due Loans	50.5	0.3	12.5	—	63.3
Other Balance Sheet Exposures	126.6	7.9	61.8	50.3	246.6
Non‑Market Related Off-Balance Sheet Credit exposures	191.2	279.6	137.9	—	608.7
Market Related Off-Balance Sheet Credit Exposures	32.6	6.8	15.4	—	54.8
Total	5,881.0	5,064.1	4,895.0	61.2	15,901.3

Residual maturity breakdown of exposures class as at December 31, 2021 (in millions of $)	Up to 12 months	1 ‑ 5 years	More than 5 years	No specific maturity	Total
Cash	66.5	—	—	—	66.5
Claims on Sovereigns	1,809.1	954.7	327.7	—	3,091.5
Claims on Public Sector Entities	0.3	61.8	6.1	—	68.2
Claims on Corporates	256.0	153.5	149.5	—	559.0
Claims on Banks and Securities Firms	1,527.6	—	—	—	1,527.6
Securitizations	0.3	19.8	5,114.2	—	5,134.3
Retail Loans	145.5	54.7	22.1	—	222.3
Residential Mortgages	609.9	1,227.9	1,745.0	—	3,582.8
Commercial Mortgages	110.4	51.2	514.1	—	675.7
Past Due Loans	29.7	5.8	27.8	—	63.3
Other Balance Sheet Exposures	—	—	—	246.6	246.6
Non‑Market Related Off-Balance Sheet Credit exposures	608.7	—	—	—	608.7
Market Related Off-Balance Sheet Credit Exposures	54.8	—	—	—	54.8
	5,218.8	2,529.4	7,906.5	246.6	15,901.3
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
Impairment Provisions
Credit Risk Concentrations
Concentration risk is defined as: any single exposure or group of exposures with the potential to produce losses large enough (relative to the Group's capital, total assets or overall risk level) to threaten the Group's health or ability to maintain core operations. The management of concentration risk is addressed in the first instance by the Group's large exposure policy and related credit guidelines, which require that credit facilities to entities that are affiliated through common ownership or management are aggregated for adjudication and reporting purposes. The policy also defines what constitutes a large exposure and the related reporting requirements. The CRM function also undertakes monitoring and assessment of our exposure to concentration risk, reporting the results of these analyses to the GCC, the GRCC and RPCC.

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
Large exposures are reviewed quarterly by the GRCC and RPCC for the loan portfolio and the treasury/investment portfolios. Group Market Risk and Treasury work closely together on daily treasury positions and exceptions.
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
Geographic Concentration
Geographic concentration of the book is monitored as follows. Reports are generated which provide details of all the property loan exposure of the Group. Through this, loans are subdivided into regional exposure. From this, the percentage breakdown per region of the Group's property exposure is analyzed and reported to the GRCC and RPCC. Assessment of the exposure allows the committees to decide whether the Group should decline further lending in any area in which it is becoming over-weighted.
Product Concentration
Product concentration is defined in the context of credit risk, as an over-weighting in the portfolio to a given product type, making the Group vulnerable to the impact of a variety of external factors that could either reduce demand for the product itself or lead to an increase in the level of default rates experienced. We operate as a full service bank in Bermuda and the Cayman Islands and aim to satisfy the requirements of our customers in these communities through the range of products and services we offer. Accordingly, there is no dependence or concentration on a single product in these markets outside of the residential mortgage portfolios, which comprised 68.8% of the Group's loan book as at December 31, 2021 (compared to 65.5% as at December 31, 2020); in Bermuda, residential mortgage lending made up 53.1% of the Bermuda loan book as at December 31, 2021 (compared to 52.1% as at December 31, 2020), and loans for many purposes (education, business support, family requirements) were made in the form of residential mortgages. Product category analysis confirms that the total lending portfolio is concentrated in the property market; this has been addressed by performing stress testing.
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
Credit Risk Mitigation
The Group uses a wide range of techniques to reduce the credit risk of its lending. The most basic of these is performing an assessment of the ability of a borrower to service the proposed level of borrowing without distress. However, the risk can be further mitigated by obtaining security for the funds advanced.
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
Treasury
Collateral held as security for treasury assets, including investments, is determined by the nature of the instrument. Loans, debt securities, treasury and other eligible bills are generally unsecured with the exception of asset-backed securities and similar instruments, which are secured by pools of financial assets. The ISDA Master Agreement is the Group's preferred method of documenting derivative activity. It is common in such cases for a Credit Support Annex to be executed in conjunction with the ISDA Master Agreement in order to mitigate credit risk on the derivatives portfolio. Valuations are performed, agreed with the relevant counterparties, and collateral is exchanged to bring the credit exposure within agreed tolerances. The EAD value to the counterparty is measured under the standardised approach for measuring counterparty credit risk exposures method and is derived by adding the gross positive fair value of the contract (replacement cost) to the contract's potential future credit exposure, which is derived by applying a multiple base on the contracts residual maturity to the notional value of the contract, and applying an alpha of 1.4 to the sum of these components.
The following table shows the exposures to counterparty credit risk for derivative contracts as at December 31, 2021 and December 31, 2020:

(in millions of $)	Gross Positive Fair Value of Contracts as at December 31, 2021	Potential Future Credit Exposure as at December 31, 2021	Alpha as at December 31, 2021	EAD Value as at December 31, 2021	Gross Positive Fair Value of Contracts as at December 31, 2020	Potential Future Credit Exposure as at December 31, 2020	Alpha as at December 31, 2020	EAD Value as at December 31, 2020
Spot and forward foreign exchange and currency swap contracts	18.0	21.2	1.4	54.9	13.8	25.1	1.4	54.5
Securitizations
The Bank has not, to date, securitized assets that it has originated. The Bank's total exposure to purchased securitization positions as at December 31, 2021 was $5.1 billion by market value (compared to $4.8 billion as at December 31, 2020), with US government and federal agencies accounting for the majority of this exposure.
The following table provides an analysis of the Bank's investments in securitization positions by exposure type as at December 31, 2021 and December 31, 2020:

Underlying asset type (in millions of $)	Exposure Value as at December 31, 2021	Exposure Value as at December 31, 2020
US government and federal agencies	5,083.2	4,771.8
Mortgage backed securities — Retail	27.3	59.9
Asset-backed securities — Student loans	13.2	12.9
Total	5,123.7	4,844.6

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
Operational risk is mitigated through internal controls embedded in our business activities and our risk management practices, which are designed to continuously reassess the effectiveness of these controls in order to keep the risk we assume at levels appropriate to our risk appetite as approved by the Board. Data on operational losses and any significant control failures incurred are captured through an incident reporting process. These events are reported to both the GRCC and RPCC, which assess the sufficiency of the corrective actions taken by management to prevent recurrence. Both committees also receive regular reporting on actual performance against established risk tolerance metrics.

Interest Rate Benchmark Reform
On March 5, 2021, the FCA and ICE Benchmark Administration, the authorized and regulated administrator of LIBOR, announced that all the GBP, CHF, JPY and EUR LIBOR settings and the one-week and two-month USD LIBOR settings will cease after December 31, 2021, and the remaining USD LIBOR settings will cease after June 30, 2023.
These reforms have the potential to impact various risk areas for the Bank, including but not limited to: operational risk (potential adverse impacts to the business, customers and technology); market risk (potential adverse impacts to the business and customers if markets are disrupted); and accounting risk (potential adverse impacts to the statement of operations if issues with hedge accounting/effectiveness arise). The Bank, however, does not expect any material change to its risk management frameworks and controls as a result of the reforms.
The Bank has established a LIBOR transition working group, consisting of senior members of management, with significant representation from the Legal and Risk departments. The working group reports directly to the GRCC which feeds into the RPCC of the Board. The working group has set up a detailed project plan which includes: transition planning; financial exposure measurement and risk assessment; operational preparedness and controls; legal contract preparedness/modification; communication; and training and oversight.
As at December 31, 2021, the Bank had 121 loans totaling $563.5 million linked to USD LIBOR. The Bank is engaging with impacted customers to ensure adequate fallback provisions are included in contracts, where not already provided for.
There were no derivative positions maturing after the relevant transition dates.
Capital Adequacy Management
Effective January 1, 2015, the BMA adopted capital and liquidity requirements consistent with Basel III. These requirements are contained within the BMA's "Basel III for Bermuda Banks November 2017 Rule Update" and can be found on its website.
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
Sources and Uses of Cash
Our primary sources of cash are (i) cash obtained from deposits, (ii) long-term debt, and (iii) cash from operations. Our primary uses are (i) the payment of our operating expenses, (ii) payment of dividends on our common shares, (iii) repayment of certain maturing liabilities, (iv) repurchase of our common shares, and (v) extraordinary requirements for cash, such as acquisitions. We had $2.2 billion of cash and cash equivalents as at December 31, 2021 and $3.3 billion as at December 31, 2020, as well as $7.5 billion and $5.9 billion, respectively, of liquid securities, the balance of which could be sold to meet liquidity requirements. In our opinion, the Bank’s working capital is sufficient for the Bank’s present requirements.
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
    Effective January 1, 2015, the BMA implemented the capital reforms proposed by the BCBS and referred to as the Basel III regulatory framework. Basel III aims to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. Basel III adopts CET1 capital as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio, Liquidity Coverage Ratio ("LCR") and Net Stable Funding Ratio ("NSFR") regimes. We are now subject to the following requirements:

•CET1 ratio of at least 7.0% of RWA, inclusive of a minimum CET1 ratio of 4.5% and the new capital conservation buffer of 2.5%, but excluding the Domestic Systematically Important Bank ("D-SIB") surcharge described below;
•Tier 1 capital of at least 8.5% of RWA, inclusive of a minimum Tier 1 ratio of 6% and the new capital conservation buffer of 2.5%, but excluding the D-SIB surcharge described below;
•Total capital of at least 10.5% of RWA, inclusive of a minimum total capital ratio of 8% and the new capital conservation buffer of 2.5%, but excluding the D-SIB surcharge described below;
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
The following table sets forth our capital adequacy as at December 31, 2021 and 2020 in accordance with the Basel III framework:

	As at December 31
(in millions of $)	2021	2020
Capital
Common Equity Tier 1	896.3	816.0
Tier 1 capital	896.3	816.0
Tier 2 capital	184.0	187.1
Total capital	1,080.3	1,003.1
Risk Weighted Assets
Cash due from banks and investments	1,141.4	1,085.7
Loans	2,606.0	2,635.1
Other assets	255.3	288.3
Off-balance sheet items	230.9	217.4
Operational risk charge	867.9	842.1
Total risk-weighted assets	5,101.5	5,068.6
Capital Ratios (%)
Common Equity Tier 1	17.6%	16.1%
Tier 1 total	17.6%	16.1%
Total capital	21.2%	19.8%
Leverage ratio	5.6%	5.3%
Overall, capital ratios have increased, driven primarily by earnings accretion and partially offset by dividends and share buy-backs. The increase in RWA is driven by increased depositor funding. As at December 31, 2021, we were in compliance with the minimum LCR of 100% as well as the minimum NSFR of 100%.

Share Buy-Back Program
The Bank repurchases its common shares through share buy-back programs from time to time as a means to improve shareholder liquidity and facilitate growth in share value. In accordance with applicable laws, regulations and listing standards, each program was approved by the Board and repurchases of shares pursuant to each program are subject to the approval of the BMA. In addition, the BSX is advised monthly of shares purchased pursuant to each program.
On December 6, 2018, following the completion of the initial 2018 share buy-back program, the Board approved the 2019 share buy-back program, authorizing the purchase of up to 2.5 million common shares through February 29, 2020.
On December 2, 2019, the Board approved, with effect from the completion of the previous program on December 20, 2019 through February 28, 2021, a common share buy-back program, authorizing the purchase of up to 3.5 million common shares or $125 million.
On February 10, 2021, the Board approved a new common share-buy back program, authorizing the purchase of up to 2.0 million common shares through February 2022.
On February 14, 2022, the Board approved, with effect from the completion of the previous program, a new common share-buy back program, authorizing the purchase of up to 2.0 million common shares through February 28, 2023. The timing and amount of repurchase transactions under the new program will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.
Total common share buy-backs for the years ending December 31, 2021, 2020 and 2019 are as follows:

	For the year ending December 31
	2021	2020	2019
Acquired number of shares (to the nearest share)	534,828	3,452,000	2,293,788
Average cost per common share (in $)	36.93	25.10	35.55
Total cost (in $)	19,753,336	86,639,889	81,534,076
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
Dividends
During the year ended December 31, 2021, we paid cash dividends totaling $87.3 million or $1.76 (2020: $88.9 million or $1.76; 2019: $93.6 million or $1.76) for each common share on record as of the related record dates. The Board declared these dividends as a quarterly dividend of $0.44 per common share for each quarter of 2021, 2020 and 2019.
For more information, see Item 3.D. "Risk Factors – Risks Relating to the Common Shares".
Cash Flows
2021 vs. 2020
Cash due from banks was $2.2 billion as at December 31, 2021, compared to $3.3 billion as at December 31, 2020. The decrease is described below by category of operating, investing and financing activities.
For the year ended December 31, 2021, net cash provided by operating activities totaled $251.3 million (2020: $188.2 million). Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Cash provided by operating activities increased by $63.2 million from 2020 to 2021, due primarily to an increase in net income as well as movements in other liabilities.
Net cash used in investing activities for the year ended December 31, 2021 totaled $1,905.7 million, compared to cash used in investing activities of $41.7 million in 2020. The $1,864.0 million increase in cash used in investing activities in 2021 was mainly attributable to the purchases of investments in securities which was driven by both increased depositor funding as well as the redeployment of funds from cash and cash equivalents.
Net cash provided by financing activities totaled $535.8 million in 2021, compared to net cash provided by financing activities of $546.4 million in 2020. The $10.7 million decrease is mainly due to a decreases in common share repurchases during the year and partially offset by a reduced increase in deposit liabilities and the issuance of subordinated debt in 2020.
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
Net cash used in investing activities for the year ended December 31, 2020 totaled $41.7 million, compared to cash provided by investing activities of $1,093.4 million in 2019. The $1,135.1 million decrease in cash provided by investing activities in 2020 was mainly attributable to the acquisition of ABN AMRO (Channel Islands) in 2019 which had significant deposit funding which was deployed into short term investments.
Net cash provided by financing activities totaled $546.4 million in 2020, compared to net cash used in financing activities of $919.4 million in 2019. The $1,465.9 million increase is mainly due to an increase in the balance of deposits liabilities.

Contractual Obligations
Credit-Related Arrangements
See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2021 for additional information.
Contractual Obligations
The following table presents our outstanding contractual obligations as at December 31, 2021:

(in millions of $)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long term debt(1)	175.0	—	—	175.0	—
Sourcing arrangements(2)	53.3	13.5	21.7	18.1	—
Term deposits	2,944.9	2,846.8	98.1	—	—
Other obligations	38.8	19.0	17.7	2.1	—
Total outstanding contractual obligations	3,212.1	2,879.3	137.6	195.2	—
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
See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2021 for additional information.
Interest expense on our contractual obligations relates primarily to deposit liabilities and our long-term debt. Interest expense on customer deposits was $15.5 million for the year-ended December 31, 2021, compared to $25.1 million and $51.5 million for the years ended December 31, 2020 and 2019, respectively. Movements in interest expense on deposit liabilities are due primarily to market interest rate movements, with yearly average deposits liabilities of $13.7 billion, $12.1 billion and $11.0 billion for 2021, 2020 and 2019, respectively. The decrease in the expense is related primarily to a 10 basis point decrease in average deposit interest rates during 2021 driven by reduced market interest rates.
Capital Commitments
In 2021, the Bank embarked on a significant information technology project intended to modernize and upgrade its technology applications and infrastructure. It is a three-year programme that will improve the efficiency and stability of the Bank's technology estate and enhance the Bank's ability to provide broader and better digital solutions to its clients. The project is anticipated to be completed towards the end of 2023.
The Bank is expected to spend between $30 million to $40 million over the three year project horizon, which will be funded by existing cash resources.
The Bank has established a project management steering committee and program office. The steering committee consists of senior and executive members of management and reports directly to the Board.
For more information, see Item 3.D. "Risk Factors - Risks Relating to Risk Oversight and Internal Controls - Our operations are reliant on effective implementation and use of technology and require us to adapt to new technologies, and a breach, interruption or failure of our technology services or the inability to effectively integrate new technologies could have an adverse effect on our business, financial condition or results of operations."
See also "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2021 for additional information.
C.Research and Development, Patents and Licenses, etc.
Not applicable.
D.Trend Information
See discussion in Item 5.A. "Operating Results" for a description of the trend information relevant to us.
E. Critical Accounting Estimates
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
Allowance for Credit Losses
Accounting for Financial instruments - Credit losses
On January 1, 2020, the Bank adopted Accounting Standards Update (“ASU”) 2016-13 Financial Instruments – Credit Losses (Topic 326). Accordingly, from the date of adoption, the Bank uses a current expected credit loss model ("CECL") which is based on expected losses. The model used by the Bank up to December 31, 2019 to estimate credit losses was based on incurred losses. The CECL model is applied by the Bank to the measurement of credit losses on financial instruments at amortized cost, including loan receivables and held-to-maturity ("HTM") debt securities. The Bank also applies the CECL model to certain off-balance sheet credit exposures such as undrawn loan commitments, standby letters of credit, financial guarantees, and other similar instruments. In line with Topic 326, the Bank will present credit losses on available-for-sale ("AFS") securities as a valuation allowance rather than as a direct write-down. Changes in expected credit losses are recorded through the respective credit loss allowances on the consolidated balance sheets as well as in the provision for credit losses (recoveries) in the consolidated statements of operations.
The Bank's purchased credit-impaired (“PCI”) loans outstanding as at January 1, 2020 are now classified as purchased credit deteriorated (“PCD”) loans and both the amortized cost and an allowance for expected credit losses are disclosed and included with other non-PCD loans figures. The Bank will continue to recognize the amortization of the noncredit discount, if any, as interest income based on the yield of such assets.
The Bank has not restated comparative information previously accounted for under the incurred loss and the PCI models. The total adjustment resulting from the adoption of this methodology on the opening balance of the Bank’s accumulated deficit as at January 1, 2020 was a negative adjustment of $7.8 million relating to the Bank's loan portfolio.
Under the CECL model, the Bank collects and maintains attributes as they relate to its financial instruments that are within the scope of CECL including fair value of collateral, expected performance over the lifetime of the instruments and reasonable and supportable assumptions about future economic conditions. The Bank's measurement of expected losses takes into account historical loss information and is primarily based on the product of the respective instrument’s probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”). For AFS securities, any allowance for credit losses is based on an impairment assessment.
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
Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts as well as the Bank's internal risk rating framework. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in the current-loan specific risk characteristics such as differences in underwriting practices, vintage, portfolio mix, delinquency level and term as well as changes in environmental conditions, such as changes in macroeconomic factors and collateral values.
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
There were no transfers between Level 1 and Level 2 during the years ended December 31, 2021 and 2020.
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
The valuation of goodwill is dependent on forward-looking expectations related to nationwide and local economic conditions and our associated financial performance. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects. We had $25.4 million of goodwill as of December 31, 2021 and $25.6 million as of December 31, 2020, and the results of the impairment analysis for both annual periods resulted in no impairment being required.
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
See "Note 11: Employee benefit plans" to our audited consolidated financial statements as at December 31, 2021 for more information on our pension plans and post-retirement medical benefit plan, along with the key actuarial assumptions.
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
    See "Note 21: Share-based payments" to our audited consolidated financial statements as at December 31, 2021 for more information on share-based compensation.
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
    See "Note 26: Business combinations" to our audited consolidated financial statements as at December 31, 2021 for more information on business combinations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management
Board
Our Board oversees the affairs of the Bank. The current Board is composed of ten members, consisting of our Chairman and Chief Executive Officer, Group Chief Financial Officer and eight non-executive independent directors. The Bank's bye-laws provide that the Board shall consist of not less than six and not more than twelve directors. The Board holds regular meetings five times per year and ad hoc meetings as necessary.
Persons may be proposed for election or appointed as directors at a general meeting either by the Board or by one or more shareholders holding shares which in the aggregate carry not less than 5% of the voting rights in respect of the election of directors. There is only a single class of director and each director holds office until the next annual general meeting.
As a foreign private issuer we are allowed to follow our "home country" corporate governance practices in lieu of the NYSE governance requirements for NYSE-listed US companies. Notwithstanding this, our Board has determined that, under current NYSE listing standards regarding independence (to which we are not currently subject), and taking into account any applicable committee standards, a majority of our Board, including Alastair Barbour, Sonia Baxendale, James Burr, Michael Covell, Mark Lynch, Jana Schreuder, Pamela Thomas-Graham and John Wright, are independent directors.
As the regulatory environment in which we operate becomes more complex, our governance practices and the structures and methodology we use to operate the Bank continue to be of key strategic significance. With the exception of the Chairman and Chief Executive Officer and Group Chief Financial Officer, our Board is comprised entirely of Directors who are not employees of the Bank. Our Board reviews and oversees the Bank's implementation of corporate governance policies and practices in accordance with prevailing standards. The following table lists the names, positions and ages of the Directors of the Bank:

Name	Age	Position
Michael Collins	58	Chairman and Chief Executive Officer
Alastair Barbour	69	Lead Independent Director
Sonia Baxendale	59	Non-Executive Director
James Burr	56	Non-Executive Director
Michael Covell	67	Non-Executive Director
Mark Lynch	60	Non-Executive Director
Jana Schreuder	63	Non-Executive Director
Michael Schrum	53	Director and Group Chief Financial Officer
Pamela Thomas-Graham	58	Non-Executive Director
John Wright	80	Non-Executive Director
Each of our directors may be reached at our registered office at: 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
Michael Collins joined the Board in September of 2015 when he was named Chief Executive Officer of the Bank. He was named Chairman in July of 2017. Prior to this appointment, Mr. Collins was Senior Executive Vice President with responsibility for all of the Bank's client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr. Collins has more than 35 years of experience in financial services, having held progressively senior positions at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr. Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr. Collins holds a BA in Economics from Brown University.
Alastair Barbour joined the Board in 2012 and was appointed Lead Independent Director in October 2021. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named a Partner at KPMG (Bermuda). Mr. Barbour's most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour serves as Chairman of Liontrust Asset Management plc and as a Director and Chairman of the Audit Committee of Phoenix Group Holdings plc. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales.
Sonia Baxendale joined the Board in November 2020. She is currently the President and CEO of the Global Risk Institute, a government, industry and academic partnership. From 1992 to 2011, Ms. Baxendale held senior leadership roles within Canadian Imperial Bank of Commerce (“CIBC”), including six years as Senior Executive Vice President and President of Retail Banking and Wealth Management. Prior to joining CIBC, Ms. Baxendale held progressively senior positions with Saatchi & Saatchi and American Express Canada. Ms. Baxendale serves on the Boards of several public and private companies, including Foresters Financial and Laurentian Bank of Canada. Ms. Baxendale also serves as Chair of the Board of Directors of the Hospital for SickKids Foundation and on the Board of Trustees for Toronto’s Hospital for Sick Children. She holds a Bachelor of Arts in Political Science and Economics from Victoria College, University of Toronto.
James Burr joined the Board in 2016 and served as Lead Independent Director from October 2018 until October 2021. Mr. Burr is a Managing Director in the Global Financial Services Group of The Carlyle Group, where he focuses on investing in management buyouts, growth capital opportunities and strategic minority investments in financial services. Prior to joining Carlyle, Mr. Burr served as Corporate Treasurer of Wachovia Bank, where he was responsible for activities relating to funding, investing, risk transference, balance sheet management, liquidity and capital usage. He served in various other roles at Wachovia Bank, including as Assistant Treasurer, Controller of the Corporate and Investment Bank and Management Analyst. Mr. Burr began his career at Ernst & Young, where he was a certified public accountant focused on banking and computer audit issues. Mr. Burr formerly served on the Board of Directors of Central Pacific Financial Corp. and currently serves as a Director of several private companies, including The Hilb Group, Benefit Mall and Jen Cap Insurance Solutions.

Michael Covell joined the Board in 2018. Mr. Covell currently serves as non-executive Chairman of several private companies, including Acolin, Ascot Lloyd, Sackville Capital and C Le Masurier. Previously, Mr. Covell was Chairman of the Tilney Group and Hawksford International. He was also a Director of the International Property Securities Exchange and Leeds Castle Foundation. Mr. Covell retired from Goldman Sachs in 2008, where he was a Managing Director of their European Private Wealth Management Division. Prior to Goldman Sachs, he was a senior partner at Rawlinson & Hunter, an international accountancy firm. Mr. Covell is a Fellow of the Institute of Chartered Accountants in England and Wales, and Member of the Society of Trust & Estate Practitioners.
Mark Lynch joined the Board in October 2019. Until June 30, 2019, he was a partner of Boston-based Wellington Management Co., where he served as the firm’s senior financial services analyst since 1994 and a partner since 1996. He was also a portfolio manager of mutual funds, hedge funds, and institutional portfolios over that period. Prior to joining Wellington, Mr. Lynch was a US regional bank analyst with Lehman Brothers and Bear Stearns. He holds a degree in European History from Harvard College.
Jana Schreuder joined the Board in August 2020. She is an experienced executive who most recently served as Executive Vice President and Chief Operating Officer of Northern Trust Corporation, a role from which she retired in 2018. Ms. Schreuder joined Northern Trust in 1980 and during her tenure held multiple roles as a member of the executive management team, including: President of Wealth Management from 2011 through 2014; President of Operations & Technology from 2007 through 2010; and Chief Risk Officer from 2005 through 2006. Ms. Schreuder currently serves as a Director and Chair of the Compensation Committees of Kyndryl Holdings Inc. and Blucora, Inc. Since 2008, Ms. Schreuder has served as a Director and is currently Chair of the Compensation Committee for Entrust Corporation. From 2016 to 2018, Ms. Schreuder was a member of the Board of Directors of LifePoint Health. Ms. Schreuder received her Bachelor of Business Administration degree from Southern Methodist University and a Master’s degree in finance and marketing management from Northwestern University's Kellogg Graduate School of Management. Ms. Schreuder is a member of the Governance and Membership Committee and the New York Chapter of Women Corporate Directors and the National Association of Corporate Directors, from which she has received the NACD Directorship Certification.
Michael Schrum joined the Board in April 2020. Mr. Schrum has served as the Bank’s Group Chief Financial Officer since September 2015. He was previously Chief Financial Officer at HSBC Bank Bermuda. Mr. Schrum has more than 25 years of financial services experience in London, New York and Bermuda, mainly in banking, insurance and tax. He joined HSBC in Bermuda in 2001 and held progressively more senior positions within the bank’s Commercial Banking, Strategy, and Finance divisions. He is a Chartered Financial Analyst and a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Schrum holds Master’s (University of London) and Bachelor’s (Southern Denmark Business School) degrees in Economics. Mr. Schrum is a Director of the Bermuda Institute of Ocean Sciences and the Royal Danish Consul in Bermuda.
Pamela Thomas-Graham joined the Board in 2017. She is the Founder and Chief Executive Officer of Dandelion Chandelier LLC, a private digital media enterprise focused on the intersection of luxury, marketing and technology. Prior to establishing Dandelion Chandelier, Ms. Thomas-Graham spent six years with Credit Suisse where she served as Chief Talent, Branding and Communications Officer, and Chief Marketing and Talent Officer & Head of Private Banking and Wealth Management New Markets. From 2008 to 2010, she was Managing Director of private equity firm, Angelo, Gordon & Company, leading the firm’s investments in the consumer and retail sectors. Before assuming leadership roles in financial services, Ms. Thomas-Graham was Senior Vice President, Global Brand Development and Group President, Apparel Brands at Liz Claiborne (now Kate Spade & Company) where she was responsible for the P&L of 18 global brands. Prior to joining Liz Claiborne, she spent six years at NBC Universal, where she served as President and Chief Executive Officer of CNBC.com, and later President and Chief Operating Officer, and Chairman, President and Chief Executive Officer of CNBC. Ms. Thomas-Graham began her career at global consulting firm McKinsey & Company in 1989, and became the firm’s first African-American female partner in 1995. She serves as a Director for several listed companies, including Rivian Automotive, Inc., Compass, Inc., Peloton Interactive, Inc. and Bumble Inc. Ms. Thomas-Graham holds Bachelor of Arts in Economics, Masters of Business Administration, and Doctor of Law degrees from Harvard University.
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

Executive Management Team
The Group's current executive management team is as follows:

Name	Age	Position
Michael Collins	58	Chairman and Chief Executive Officer
Andrew Burns	43	Group Head of Human Resources
Kevin Dallas	43	Group Head of Marketing and Communications
Bri Hidalgo	42	Group Head of Compliance and Operational Risk
Michael McWatt	56	Managing Director, Cayman
Shaun Morris	61	General Counsel, Group Chief Legal Officer
Michael Neff	58	Managing Director, Bermuda and International Wealth
Jane Pearce	52	Group Head of Trust
Richard Saunders	52	Managing Director, Channel Islands and the UK
Michael Schrum	53	Group Chief Financial Officer
Sabeth Siddique	59	Group Chief Risk Officer
Each member of our executive management team may be reached at our registered office at 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
Andrew Burns was named Group Head of Human Resources in September 2020. He was previously Group Head of Internal Audit from 2016, and became a member of the Executive Committee in October 2017. Mr. Burns has more than 20 years of progressive leadership experience in the financial services sector, having begun his career with PricewaterhouseCoopers’ financial services group in Australia. He first joined the Butterfield Group of companies in the Fund Services subsidiary in Bermuda before transferring to the Internal Audit team in 2007, where he held progressively senior management roles. Mr. Burns is a Chartered Accountant and a Certified Internal Auditor. He holds a Bachelor of Commerce degree from the University of Melbourne, Australia.

Kevin Dallas joined Butterfield as Group Head of Marketing and Communications in October 2020. Mr. Dallas was previously Chief Executive Officer at the Bermuda Tourism Authority from 2017 to 2020, overseeing the strategy, operations, and financial management of Bermuda’s independent public authority, which focuses on delivering economic growth through tourism. He was previously Chief Product and Marketing Officer at Worldpay Group plc (2013 to 2016), and spent 13 years at Monitor Group LLP and Bain & Company Inc., as a Partner, in London and Johannesburg. Mr. Dallas holds a Bachelor of Arts degree in Economics from Brown University.

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

Michael McWatt currently serves as Managing Director for Butterfield Bank (Cayman) Limited, with responsibility for the overall operations of the bank in the Cayman Islands. Mr. McWatt joined the Group in 1999 and was appointed Managing Director in 2016. He has held progressively senior leadership positions with the Group, including Deputy Managing Director, EVP Group Head of Community Banking and SVP Group Chief Credit Officer. Mr. McWatt is a career banker with more than 30 years of experience in Canada, Bermuda and the Cayman Islands. Prior to joining Butterfield he held progressively senior positions in Corporate Banking and Risk Management in Canada. Mr. McWatt holds a BA in Economics from McMaster University, an Honors Commerce Degree from University of Windsor and is a graduate of the Ivey Executive Program at Western University. He is a Director and past president of the Cayman Islands Bankers’ Association and is a Director of Cayman Finance.

Shaun Morris currently serves as General Counsel and Group Chief Legal Officer. Mr. Morris joined the Group as General Counsel and Group Chief Legal Officer in 2012. From 2005 to 2012, Mr. Morris was the Managing Partner of Appleby's Bermuda Office. Appleby is the largest offshore law and fiduciary group operating in Bermuda. Prior to joining Butterfield, Mr. Morris spent his entire professional career at Appleby and was a Partner in the Banking and Asset Finance team in Bermuda. In that role, he practiced corporate and commercial law, specializing in shipping, capital markets, mergers & acquisitions and project finance. Mr. Morris holds an MA (Economics) from Dalhousie University in Canada and a Bachelor of Laws from the London School of Economics & Political Science. He is currently a member of the Bermuda Bar Association.

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

Jane Pearce joined Butterfield as Group Head of Trust in 2020. Prior to joining Butterfield, she was Regional Managing Director of Vistra’s UK, Ireland and Channel Islands businesses. She has previously worked in senior positions at several Jersey-based firms, including Ernst & Young, Deutsche Bank, Kleinwort Benson, and Ogier. Ms. Pearce has been named to the Citywealth Leaders List and the IFC Powerwomen Top 200. She is a Fellow of the Association of Chartered Certified Accountants, and holds degrees from Teesside University and the Scottish School of Physical Education.

Richard Saunders currently serves as Managing Director, Channel Islands, with responsibility for Butterfield Bank (Guernsey) Limited, Butterfield Bank (Jersey) Limited and Butterfield Mortgages Limited in London. Mr. Saunders joined the Group in 2001 and was appointed Managing Director in 2015. He has held progressively senior leadership positions with the Group, including Head of European Asset Management. Mr Saunders joined the Executive Committee in July 2018. He has more than 25 years of progressive management experience, having begun his career at Royal Bank of Canada in Guernsey. Mr. Saunders is a Chartered Member of the London-based Chartered Institute for Securities & Investment (“CISI”) and holds a Bachelor’s degree in Mathematics and Sports Science from Loughborough University, England.

Sabeth Siddique joined Butterfield as Group Chief Risk Officer in September 2020. Mr. Siddique has over 30 years experience in risk management and banking. He was formerly Assistant Director in Banking Supervision and Regulation with the Federal Reserve Board in Washington DC and has also held senior level positions with money center and regional banks in the US and Asia as well as management consulting experience with a leading global consulting firm. Mr. Siddique holds a Master of Business
Administration degree from Carnegie Mellon University and a Bachelor of Science degree in Chemical Engineering from Rutgers University.
B.Compensation
Senior Management and Director Compensation
In 2021, senior management included the following executives: Michael Collins, Andrew Burns, Kevin Dallas, Bri Hidalgo, Michael McWatt, Shaun Morris, Michael Neff, Jane Pearce, Richard Saunders, Michael Schrum and Sabeth Siddique. Our compensation program is designed to reward and retain senior management and includes base salary, annual short-term cash and equity incentive compensation, long-term equity incentive compensation and miscellaneous employee benefits and fringe benefits (including, among others, executive medical benefits). In 2021, our compensation program for directors was comprised of an annual cash retainer and an equity grant. None of our directors have entered into service contracts with the Group that provide for benefits upon the termination of their service as a director.
The CEO is required to own a minimum aggregate value of our common shares equal to five times base salary. Eligible stock includes vested shares, unvested restricted stock and restricted stock units, and other stock held by the CEO. The intrinsic value of vested or unvested stock options is not considered eligible stock. The CEO complies with this requirement. If the market value of the CEO’s common stock falls below the requirements, the CEO must retain 50% of the shares he receives as compensation until he achieves the specified ownership level.
Effective April 2020, senior management are required to own a minimum aggregate value of our common shares equal to two times base salary by December 31, 2022, or within five years following first appointment. Eligible stock includes vested shares, unvested restricted shares, and other stock held by senior management. The intrinsic value of vested or unvested stock options is not considered eligible stock. If the market value of senior management's common stock falls below the required threshold, senior management must retain 50% of the shares they receive as compensation until they achieve the specified ownership level. All members of senior management currently or intend to comply with this requirement.
The aggregate amount of compensation, including the value of in-kind benefits, paid to our directors and senior management during fiscal year 2021 was $16.3 million. During 2021, the Group did not sponsor any deferred compensation plans (other than the equity compensation programs described below) and no amounts were set aside or accrued to provide pension, retirement or similar benefits to directors or senior management, other than employer matching contributions to retirement accounts on terms applicable to employees generally.
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
Equity Compensation
The Group sponsors two equity incentive plans in which our senior management and directors have been or are eligible to participate: the 2010 Omnibus Share Incentive Plan (the "2010 Plan") and the 2020 Omnibus Share Incentive Plan (the "2020 Plan") which was approved and adopted by the Board on April 30, 2020. The Group no longer grants equity awards under the 1997 Stock Option Plan for Employees (the "1997 Plan") and all remaining unvested stock options under the 1997 Plan expired in 2019. The Group previously granted equity awards under the 2010 Plan, which was replaced with the adoption of the 2020 Plan. Awards granted pursuant to the 2010 Plan prior to the adoption of the 2020 Plan that remain outstanding will continue to be governed by the 2010 Plan, but no new awards are issued thereunder. The Group currently grants restricted stock unit and performance-vesting restricted stock unit awards under the 2020 Plan. As at December 31, 2021, in the aggregate, our members of senior management held 671,565 restricted stock units (assuming that performance with respect to performance-vesting restricted stock unit awards is satisfied at target levels) and no options.
Senior management participates in our long-term equity incentive compensation program. During 2021, our compensation committee granted annual restricted stock unit and performance-vesting restricted stock unit awards under our 2010 and 2020 Plan. Restricted stock unit awards granted in 2019, 2020 and 2021 were granted (i) under our long-term equity incentive compensation program in the form of performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date, and (ii) under the omnibus programs in the form of time-based restricted stock units, generally vesting in three equal installments on the first three anniversaries of the date of grant. Certain members of senior management also participate in our 2010 and 2020 Executive Stock Purchase Plan, which allows participants to borrow against their common shares held in a restricted account to purchase common shares.
During calendar year 2021, in the aggregate, our compensation committee granted senior management 265,796 restricted stock units (which includes restricted stock unit awards granted under both the annual bonus program and long-term equity incentive compensation, and assumes that performance with respect to performance-vesting restricted stock unit awards is satisfied at target levels).
C.Board Practices
The Bank's bye-laws authorize the Board to delegate certain of its duties to committees of directors. The principal board committees are the: (1) Audit Committee, (2) Risk Policy & Compliance Committee, (3) Corporate Governance Committee, and (4) Compensation & Human Resources Committee. Members of committees are appointed by, from and among the non-executive members of the Board. The responsibilities and compositions of these committees are described below.
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
Risk Policy & Compliance Committee
The Risk Policy & Compliance Committee, on behalf of the Board, acts as the oversight function in respect of those activities throughout the Group that give rise to credit, market, liquidity, interest rate, operational, cyber security and reputational risks and reviews compliance with laws and regulations. Specifically, the Risk Policy & Compliance Committee assists the Board in fulfilling its responsibilities by overseeing the Group's risk profile and its performance against approved risk appetites and tolerance thresholds. It approves and ensures compliance with the capital allocation model and approves overall insurance coverage for the Group. The Risk Policy & Compliance Committee also reviews the credit risk of the Group with respect to country and financial institution risk, large exposures, reserves and provisioning, off-balance sheet risk and related capital needs, as well as market, interest rate and liquidity risks. The Risk Policy & Compliance Committee monitors operational risks, including cybersecurity risks, material breaches of agreed risk limits, appropriate product risk profiles and senior management policies for identification and management of risk. In doing so, the Risk Policy & Compliance Committee seeks to ensure compliance with all applicable policies and establishes the Group's risk appetite and tolerance.
The Risk Policy & Compliance Committee’s membership is as follows:

Name	Position
Mark Lynch	Chairperson
James Burr	Member
Jana Schreuder	Member
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
Governance of Geographical Segments
Our banking business operates in three geographical segments — Bermuda, the Cayman Islands, and the Channel Islands and the UK— and each geographical segment utilizes operating subsidiary companies of the Bank within these jurisdictions. See Item 4.B. "Business Overview - Our International Network and Group Structure", which presents the corporate structure chart of our principal subsidiaries as at December 31, 2021. Our principal operating subsidiaries are each regulated by their respective geographical regulator and are fully capitalized as stand-alone operating companies, each with its own board of directors consisting of both executive and non-executive independent directors. Guidance on general corporate governance, board sub-committee structuring, and the various governance policies and procedures of the operating subsidiaries is determined at the Group level.
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
The Bank has established guidelines that address the size and composition of its own Board and those of its subsidiaries, and for identifying and selecting suitable candidates for appointment to these boards. The Corporate Governance Committee makes appointment recommendations to the Board and the appointment procedure is formal, rigorous and transparent. Each of the Bank and the Bank's subsidiary Boards are reviewed as appropriate in order to assess whether the Board composition is commensurate with the Bank's strategic objective and diversity principles.
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
The Risk Policy & Compliance Committee oversees our enterprise-wide risk management framework, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. The Risk Policy & Compliance Committee also reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks we face, including the risk appetite metrics developed by management and approved by the Board. The Audit Committee of the Board is responsible for overseeing risks associated with financial, accounting and legal matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting), reviewing and discussing generally the identification, assessment, management and control of our risk exposures on an enterprise-wide basis and engaging as appropriate with the Risk Policy & Compliance Committee to assess our enterprise-wide risk framework. The Compensation & Human Resources Committee of the Board has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our Compensation & Human Resources Committee, in conjunction with our Chairman and Chief Executive Officer, Group Head of Human Resources and Group Chief Risk Officer and other members of our management as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Corporate Governance Committee of the Board oversees risks associated with the independence of the Board and potential conflicts of interest.
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

D.Employees
As at December 31, 2021, 2020 and 2019, we had the following employees:

	As at December 31
	2021	2020	2019
Per segment:
Bermuda	413	449	520
Cayman Islands	241	236	296
Channel Islands and the UK	369	363	425
Other Segment	254	266	271
Total per full-time equivalency basis	1,277	1,314	1,512

Of which:
Full-time and part-time employees	1,217	1,258	1,389
Temporary employees	60	56	123
Total per full-time equivalency basis	1,277	1,314	1,512
Staffing levels overall remained fairly constant from 2020 to 2021 although there was some relocation of non-client facing roles across jurisdictions. The decrease from 2019 to 2020 was as a result of the COVID-19 related cost restructuring program, which included voluntary separation, early retirement and redundancies across all operating segments.
We have not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements.
E.Share Ownership
See Item 7.A. "Major Shareholders".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our common shares as at February 15, 2022, unless noted otherwise, in each case by: each person or entity known by us to beneficially own 5% or more of our issued and outstanding common shares; each of our directors and executive officers individually; and all of our directors and executive officers as a group. As at February 15, 2022, we had approximately 50 million common shares issued and outstanding.

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

Name of beneficial owner	Number of common shares beneficially owned	Beneficial ownership percentage
Major Shareholders:
Davis Selected Advisers, L.P.(1)	3,883,140	7.8%
Blackrock, Inc. (2)	2,560,605	5.1%

Directors and Executive Officers:
Alastair Barbour	16,241	*
Sonia Baxendale	6,645	*
Andrew Burns(3)	11,320	*
James F. Burr(4)	6,796	*
Michael Collins(5)	125,136	*
Michael Covell	5,982	*
Kevin Dallas(6)	12,162	*
Bri Hidalgo(7)	4,787	*
Mark Lynch(8)	178,908	*
Michael McWatt(9)	21,184	*
Shaun Morris(10)	37,582	*
Michael Neff(11)	25,109	*
Jane Pearce(12)	2,939	*
Richard Saunders(13)	14,926	*
Jana Schreuder	4,549	*
Michael Schrum(14)	107,254	*
Sabeth Siddique(15)	539	*
Pamela Thomas-Graham	6,283	*
John R. Wright(16)	10,298	*
All directors and executive officers as a group (19 persons)	598,640	*
*    Indicates less than 1%
(1)    Based on the Schedule 13G/A filed on February 11, 2022 by Davis Selected Advisers, L.P., which reported that as at December 31, 2021, Davis Selected Advisers, L.P. beneficially owned 3,883,140 common shares, with sole voting power over 3,883,025 shares, no voting power over 115 shares and sole dispositive power over 3,883,140 shares. The business address of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756.
(2)    Based on the Schedule 13G filed on February 3, 2022 by Blackrock, Inc., which reported that as at December 31, 2021, Blackrock, Inc. beneficially owned 2,560,605 common shares, with sole voting over 2,496,470 of such shares and sole dispositive power over 2,560,605 of such shares. The business address of Blackrock, Inc. is 55 East 52nd Street, New York, NY 10055.
(3)    Consists of 11,320 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2022.
(4)    Consists of (i) 5,892 ordinary shares held by Mr. Burr directly and (ii) 904 ordinary shares held by Wells Fargo over which Mr. Burr exercises voting and dispositive control.
(5)    Consists of 125,136 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2022.
(6)    Consists of (i) 6,049 ordinary shares and (ii) 6,113 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2022.
(7)    Consists of (i) 2,140 ordinary shares and (ii) 2,647 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2022.
(8)    Consists of (i) 178,108 ordinary shares held by Mr. Lynch directly and (ii) 800 ordinary shares held by a family member over which Mr. Lynch exercises voting and dispositive control.
(9)    Consists of (i) 2,176 ordinary shares and (ii) 19,008 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2022.
(10)    Consists of (i)12,753 ordinary shares and (ii) 24,829 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2022.
(11)    Consists of (i) 5,938 ordinary shares and (ii)19,171 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2022.
(12)    Consists of (i) 2,075 ordinary shares and (ii) 864 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2022.
(13)    Consists of 14,926 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2022.
(14)    Consists of (i) 42,792 ordinary shares held jointly with his spouse and (ii) 64,462 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2022.
(15)    Consists of 539 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2022.
(16)    Consists of 10,298 ordinary shares held jointly with his spouse.

The shareholders listed above do not have voting rights that are different from those held by any other holder of common shares of the Bank. As at January 31, 2022, approximately 83% of our common shares were held by holders and/or Custodians of record located in the United States, and there were approximately 217 holders of record of our common shares located in the United States. As at January 31, 2022, approximately 16% of our common shares were held by holders of record located in Bermuda, and there were approximately 3,768 holders of record of our common shares located in Bermuda.
B.Related Party Transactions
See "Note 27: Related party transactions" to our audited consolidated financial statements as at December 31, 2021 for information on transactions with related parties and with directors and executive officers.
Employment Agreements
The Group has entered into employment agreements with senior management. The compensation paid in 2021 to senior management under the employment agreements is described above under Item 6.B. "Compensation". The senior management employment agreements generally provide for terms and conditions of employment, including the payment of a base salary, participation in the Group’s short and long-term incentive compensation programs, notice provisions, severance benefits, change in control, double-trigger equity award vesting and participation in the Group’s health, welfare and retirement programs available to all senior executives. For certain members of senior management, the employment agreements also provide for executive life insurance and participation in the Group’s share purchase programs.
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
As publicly announced, in November 2013, the US Attorney’s Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships in connection with a US cross border tax investigation. On August 3, 2021, the Bank announced it had reached a resolution with the United States Department of Justice concerning this inquiry. The resolution is in the form of a non-prosecution agreement with a three-year term. The Bank paid $5.6 million in respect of Forfeiture and Tax Restitution Amounts which is consistent with that previously provisioned for.
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

Our Historical Dividends

Since 2013 we have declared and paid dividends on a quarterly basis. For the year ended December 31, 2021, we declared four quarterly dividends of $0.44 per quarter totaling $1.76 for each common share held on record as of the applicable record dates.

The following table sets forth dividends paid per common share during the periods indicated.

	Year ended December 31
	2021	2020	2019
(in $, unless otherwise indicated)
Period
First Quarter	0.44	0.44	0.44
Second Quarter	0.44	0.44	0.44
Third Quarter	0.44	0.44	0.44
Fourth Quarter	0.44	0.44	0.44
Total dividends per common share	1.76	1.76	1.76
Total dividends per common share as a percentage of earnings per share (in %)	53.7%	60.5%	52.9%

On February 14, 2022, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 14, 2022 to shareholders of record on February 28, 2022.

B.Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2021.

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
Material US Federal Income Tax Consequences
This section describes the material US federal income tax consequences of owning and disposing of common shares of the Bank. It applies solely to US shareholders (as defined below) that hold shares as capital assets for US federal income tax purposes. This section does not describe the tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax or all the tax consequences that may apply to members of a special class of holders subject to special rules, including:
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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2021 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or any future years. However, because PFIC status is a factual determination and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be a PFIC for any particular year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for our shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares.
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
Taxation of Dividends
Subject to the preceding discussion under the heading "— Passive Foreign Investment Company Considerations" above, a US shareholder must include in its gross income as dividends the gross amount of any distribution paid by the Bank to the extent that it is paid out of the Bank's current or accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US shareholder's basis in the common shares of the Bank, causing a reduction in the US shareholder's adjusted basis in such common shares, and thereafter as a capital gain. Because the Bank does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US shareholders as dividends.
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
Taxation of Capital Gains
Subject to the preceding discussion under the heading "— Passive Foreign Investment Company Considerations", a US shareholder that sells or otherwise disposes of common shares of the Bank will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the amount that the US shareholder realizes and the US shareholder's tax basis in those common shares. Capital gain of a non-corporate US shareholder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will be US source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

    The following table sets forth for the fiscal years indicated the fees charged by our principal accountant and its associated entities for various services provided during those periods:

In millions of $	Fiscal Year Ended
Type of Services	December 31, 2021	December 31, 2020	Description of Service
Audit services	5.3	6.3	(1)
Audit-related services	0.2	0.1	(1)
Other services	0.1	0.2	(2)
Total	5.6	6.6

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

    The below details purchases made by or on behalf of the issuer or any "affiliated purchaser," as defined in §240.10b-18(a)(3), of shares or other units of any class of the issuer's equity securities that are registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 78I) during the year ended December 31, 2021.

    From time to time, the Bank, may seek to repurchase and retire equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, our liquidity and capital requirements, contractual restrictions, and other factors. The amounts involved may be material.
    On February 10, 2021, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through to February 2022.

On February 14, 2022, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through to February 28, 2023. In the year ended December 31, 2021, the Bank retired 534,828 shares which were previously held as treasury shares as a result of these buy-backs.

The following table summarizes our repurchases of our common shares during the year ended December 31, 2021.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced program	Maximum number of shares that may yet be purchased under the program
February 10, 2021	—	—	—	2,000,000
February 16 to 28, 2021	36,000	34.50	36,000	1,964,000
March 1 to 31, 2021	54,828	38.41	90,828	1,909,172
April 1 to 30, 2021	40,000	38.14	130,828	1,869,172
May 1 to 31, 2021	40,000	38.74	170,828	1,829,172
June 1 to 30, 2021	38,000	36.92	208,828	1,791,172
July 1 to 31, 2021	42,000	34.54	250,828	1,749,172
August 1 to 31, 2021	44,000	33.60	294,828	1,705,172
September 1 to 30, 2021	36,000	32.63	330,828	1,669,172
October 1 to 31, 2021	42,000	37.78	372,828	1,627,172
November 1 to 30, 2021	124,000	38.76	496,828	1,503,172
December 1 to 31, 2021	38,000	37.22	534,828	1,465,172

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
•Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors meet regularly in executive sessions without management present. In 2021, the Board held five executive sessions with only our independent directors present.
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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

-

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has completed an assessment of the effectiveness of Butterfield's internal control over financial reporting as at December 31, 2021. In making the assessment, management used the “Internal Control - Integrated Framework (2013)” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission.
Based upon the assessment performed, management concluded that as at December 31, 2021, Butterfield's internal control over financial reporting was effective. There have been no changes in Butterfield’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect Butterfield’s internal control over financial reporting.
The Bank's internal control over financial reporting as at December 31, 2021, has been audited by PricewaterhouseCoopers Ltd., an independent registered public accounting firm, as stated in their report on page F-3 of this annual report.

/s/ Michael Collins
Michael Collins
Chairman and Chief Executive Officer

/s/ Michael Schrum
Michael Schrum
Group Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Bank of N.T. Butterfield & Son Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Bank of N.T. Butterfield & Son Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Allowance for Credit Losses

As described in Notes 2 and 6 to the consolidated financial statements, management assesses the adequacy of the allowance for credit losses based on evaluations of the loan portfolio utilizing quantitative and qualitative criteria. At December 31, 2021, the allowance for credit losses was $28.1 million on total loans retained of $5.3 billion. As described by management, the allowance is management’s estimate of credit losses expected in its lending arrangements based upon a current expected credit loss (“CECL”) model. The quantitative criteria used in the model primarily includes the Company’s internal risk rating framework and historical credit loss experience, relevant available information relating to past events and current conditions, and specific allowances for impaired loans. Management subjectively assesses the adequacy of the total allowance for credit losses and the need for adjustments to the quantitative model estimate, with consideration given to qualitative assumptions such as changes in underwriting practices, vintage, portfolio mix, delinquency level and term as well as changes in environmental conditions such as changes in macroeconomic factors and collateral values not adequately included in the quantitative model estimate.

The principal considerations for our determination that performing procedures relating to the qualitative assessment of the allowance for credit losses is a critical audit matter are (i) the significant judgment by management in determining the assumptions used in the qualitative assessment, which in turn led to a high degree of auditor judgment in performing procedures relating to the significant assumptions used in management’s qualitative assessment; and (ii) significant audit effort in evaluating audit evidence relating to management’s assumptions used in the estimation process.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s estimation process for the allowance for credit losses, which included controls over the assumptions used within management’s qualitative assessment. These procedures also included, among others, testing management’s process for determining the allowance for credit losses by evaluating the appropriateness of the methodology and models, testing the data used in the estimate and evaluating the reasonableness of the significant assumptions used in management’s qualitative assessment. Evaluating the assumptions used in the model involved evaluating (i) the reasonableness of the impact of external macroeconomic factors and events that have occurred but are not yet otherwise reflected in the quantitative model estimate for the allowance for credit losses; and (ii) the consistency with external market and industry data and consistency with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers Ltd.
Hamilton, Bermuda
February 23, 2022

We have served as the Company’s auditor since 1961.

The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets
(In thousands of US dollars, except share and per share data)

	As at
	December 31, 2021	December 31, 2020
Assets
Cash and demand deposits with banks - Non-interest bearing	115,651	133,363
Demand deposits with banks - Interest bearing	437,644	433,511
Cash equivalents - Interest bearing	1,626,538	2,722,718
Cash due from banks	2,179,833	3,289,592
Securities purchased under agreements to resell	96,107	197,039
Short-term investments	1,198,918	823,039
Investment in securities
Equity securities at fair value	222	7,317
Available-for-sale at fair value (amortized cost: $3,495,564 (2020: $2,588,335))	3,473,730	2,661,116
Held-to-maturity (fair value: $2,786,112 (2020: $2,304,756))	2,763,344	2,194,371
Total investment in securities	6,237,296	4,862,804
Loans
Loans	5,268,743	5,194,908
Allowance for credit losses	(28,073)	(34,098)
Loans, net of allowance for credit losses	5,240,670	5,160,810
Premises, equipment and computer software, net of accumulated depreciation	138,686	150,752
Goodwill	25,356	25,627
Other intangible assets, net	60,750	67,192
Equity method investments	12,614	12,933
Other real estate owned, net	691	4,052
Accrued interest and other assets	144,279	144,794
Total assets	15,335,200	14,738,634

Liabilities
Deposits
Non-interest bearing	2,820,609	3,012,360
Interest bearing	11,049,614	10,237,724
Total deposits	13,870,223	13,250,084
Employee benefit plans	126,230	131,279
Accrued interest and other liabilities	189,378	203,861
Total other liabilities	315,608	335,140
Long-term debt	171,876	171,462
Total liabilities	14,357,707	13,756,686
Commitments, contingencies and guarantees (Note 12)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 49,911,351 (2020: 50,010,948)	499	500
Additional paid-in capital	1,017,640	1,013,326
Retained earnings (Accumulated deficit)	104,329	33,918
Less: treasury common shares, at cost: 619,212 (2020: 619,212)	(20,058)	(16,116)
Accumulated other comprehensive income (loss)	(124,917)	(49,680)
Total shareholders’ equity	977,493	981,948
Total liabilities and shareholders’ equity	15,335,200	14,738,634
The accompanying notes are an integral part of these consolidated financial statements.

/s/ Michael Collins
Michael Collins
Chairman of the Board

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations
(In thousands of US dollars, except per share data)

	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Non-interest income
Asset management	29,853	29,225	28,721
Banking	51,920	47,346	49,347
Foreign exchange revenue	43,434	37,180	37,001
Trust	52,873	50,653	51,220
Custody and other administration services	15,232	13,845	12,868
Other non-interest income	4,795	5,610	4,818
Total non-interest income	198,107	183,859	183,975
Interest income
Interest and fees on loans	221,544	230,656	234,032
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	48,422	50,621	60,686
Held-to-maturity	53,488	58,607	68,735
Deposits with banks and other	1,444	12,125	41,625
Total interest income	324,898	352,009	405,078
Interest expense
Deposits	15,490	25,116	51,486
Long-term debt	9,601	9,294	7,876
Securities sold under agreement to repurchase	—	—	14
Total interest expense	25,091	34,410	59,376
Net interest income before provision for credit losses	299,807	317,599	345,702
Provision for credit recoveries (losses)	3,128	(8,491)	184
Net interest income after provision for credit losses	302,935	309,108	345,886
Net gains (losses) on equity securities	85	658	925
Net realized gains (losses) on available-for-sale investments	(239)	1,220	1,624
Net gains (losses) on other real estate owned	(53)	(104)	(5)
Net other gains (losses)	(1,154)	(552)	223
Total other gains (losses)	(1,361)	1,222	2,767
Total net revenue	499,681	494,189	532,628
Non-interest expense
Salaries and other employee benefits	161,317	173,662	183,659
Technology and communications	63,843	65,156	62,633
Professional and outside services	21,400	21,263	27,952
Property	30,862	29,392	24,181
Indirect taxes	22,091	21,323	21,109
Non-service employee benefits expense	3,888	2,640	5,649
Marketing	4,561	4,443	8,050
Amortization of intangible assets	6,011	5,819	5,451
Other expenses	19,917	20,896	18,240
Total non-interest expense	333,890	344,594	356,924
Net income before income taxes	165,791	149,595	175,704
Income tax benefit (expense)	(3,123)	(2,378)	1,371
Net income	162,668	147,217	177,075

Earnings per common share
Basic earnings per share	3.28	2.91	3.33
Diluted earnings per share	3.26	2.90	3.30
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income
(In thousands of US dollars)

	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Net income	162,668	147,217	177,075

Other comprehensive income (loss), net of taxes
Unrealized net gains (losses) on translation of net investment in foreign operations	152	(247)	(952)
Unrealized net gains (losses) on held-to-maturity investments transferred from available-for-sale investments	151	665	71
Unrealized net gains (losses) on available-for-sale investments	(94,761)	60,971	55,438
Employee benefit plans adjustments	19,221	(23,972)	6,873
Other comprehensive income (loss), net of taxes	(75,237)	37,417	61,430

Total comprehensive income (loss)	87,431	184,634	238,505
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity

	Year ended
	December 31, 2021		December 31, 2020		December 31, 2019
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of year	50,010,948	500	53,005,177	530	55,359,218	554
Retirement of shares	(534,828)	(5)	(3,452,000)	(35)	(2,928,788)	(29)
Issuance of common shares	435,231	4	457,771	5	574,747	5
Balance at end of year	49,911,351	499	50,010,948	500	53,005,177	530

Additional paid-in capital
Balance at beginning of year		1,013,326		1,081,569		1,171,435
Share-based compensation		14,539		14,608		17,459
Share-based settlements		612		637		257
Retirement of shares		(10,834)		(85,222)		(107,926)
Issuance of common shares, net of underwriting discounts and commissions		(3)		1,734		344
Balance at end of year		1,017,640		1,013,326		1,081,569

Retained earnings (Accumulated deficit)
Balance at beginning of year		33,918		(9,237)		(92,676)
Cumulative effect from change in accounting policy (Note 2)		—		(7,841)		—
Net Income for the year		162,668		147,217		177,075
Common share cash dividends declared and paid, 1.76 per share (2020: $1.76 per share)		(87,285)		(88,932)		(93,636)
Retirement of shares		(4,972)		(7,289)		—
Balance at end of year		104,329		33,918		(9,237)

Treasury common shares
Balance at beginning of year	619,212	(16,116)	619,212	(22,022)	1,254,212	(48,443)
Purchase of treasury common shares	534,828	(19,754)	3,452,000	(86,640)	2,293,788	(81,534)
Retirement of shares	(534,828)	15,812	(3,452,000)	92,546	(2,928,788)	107,955
Balance at end of year	619,212	(20,058)	619,212	(16,116)	619,212	(22,022)

Accumulated other comprehensive income (loss)
Balance at beginning of year		(49,680)		(87,097)		(148,527)
Other comprehensive income (loss), net of taxes		(75,237)		37,417		61,430
Balance at end of year		(124,917)		(49,680)		(87,097)
Total shareholders' equity		977,493		981,948		963,743
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Cash flows from operating activities
Net income	162,668	147,217	177,075
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	69,456	62,435	48,390
Provision for credit (recoveries) losses	(3,128)	8,491	(184)
Share-based payments and settlements	15,151	15,245	17,716
Net change in equity securities at fair value	7,096	102	(925)
Net realized (gains) losses on available-for-sale investments	239	(1,220)	(1,624)
Net (gains) losses on other real estate owned	53	104	5
(Increase) decrease in carrying value of equity method investments	(123)	(1,298)	(340)
Dividends received from equity method investments	442	2,845	520
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	13,295	(8,143)	(18,583)
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(13,800)	(37,628)	26,672
Cash provided by (used in) operating activities	251,349	188,150	248,722

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell	100,932	(54,756)	(114,942)
Short-term investments other than restricted cash: proceeds from maturities and sales	2,365,631	2,214,870	568,944
Short-term investments other than restricted cash: purchases	(2,748,942)	(1,815,887)	(1,657,456)
Available-for-sale investments: proceeds from sale	189,417	352,965	225,305
Available-for-sale investments: proceeds from maturities and pay downs	650,347	565,028	348,665
Available-for-sale investments: purchases	(1,771,776)	(1,313,884)	(563,007)
Held-to-maturity investments: proceeds from maturities and pay downs	652,359	538,345	274,490
Held-to-maturity investments: purchases	(1,233,329)	(533,379)	(420,018)
Net (increase) decrease in loans	(99,007)	25,555	(362,624)
Additions to premises, equipment and computer software	(15,724)	(20,566)	(22,777)
Proceeds from sale of other real estate owned	4,430	—	1,102
Gross cash received from (disbursed for) business acquisition	—	—	2,815,752
Cash provided by (used in) investing activities	(1,905,662)	(41,709)	1,093,434

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Cash flows from financing activities
Net increase (decrease) in deposits	642,815	692,635	(744,610)
Issuance of subordinated capital, net of underwriting fees	—	97,647	—
Repayment of long-term debt	—	(70,000)	—
Common shares repurchased	(19,754)	(86,640)	(81,534)
Proceeds from stock option exercises	—	1,739	349
Cash dividends paid on common shares	(87,285)	(88,932)	(93,636)
Cash provided by (used in) financing activities	535,776	546,449	(919,431)
Net effect of exchange rates on cash, cash equivalents and restricted cash	7,536	42,707	86,056
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,111,001)	735,597	508,781
Cash, cash equivalents and restricted cash: beginning of year	3,314,498	2,578,901	2,070,120
Cash, cash equivalents and restricted cash: end of year	2,203,497	3,314,498	2,578,901

Components of cash, cash equivalents and restricted cash at end of year
Cash due from banks	2,179,833	3,289,592	2,550,070
Restricted cash included in short-term investments on the consolidated balance sheets	23,664	24,906	28,831
Total cash, cash equivalents and restricted cash at end of year	2,203,497	3,314,498	2,578,901

Supplemental disclosure of cash flow information
Cash interest paid	24,464	39,125	56,265
Cash income taxes paid	463	5,052	2,628

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	704	314	(397)
Initial recognition of right-of-use assets and operating lease liabilities	1,575	323	22,370
Reduction in net loans due to initial adoption of a current expected credit loss model	—	7,841	—
Extinguishment of loan in exchange for available-for-sale investments	—	—	3,347
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

Critical accounting estimates are those that require management to make subjective or complex judgments about the effect of matters that are inherently uncertain and may change in subsequent periods. Changes that may be required in the underlying assumptions or estimates in these areas could have a material impact on the future financial condition and results of operations. Management believes that the most critical accounting estimates upon which the financial condition depends, and which involve the most complex or subjective decisions or assessments, are as follows:
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

The Bank consolidates entities where it holds, directly or indirectly, more than 50% of the voting rights or where it otherwise exercises control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method, and the pro rata share of their income (loss) is included in other non-interest income.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

G. Short-Term Investments
Short-term investments have maturities of one year or less from the date of acquisition, are only subject to an insignificant risk of change in fair value and comprise (1) restricted term and demand deposits, and (2) unrestricted term deposits, certificate of deposits and treasury bills with a maturity greater than three months from the date of acquisition.

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

Impairment and credit losses (From January 1, 2020)
For debt securities, where management does not expect to recover the entire amortized cost basis of the security and intends to sell such securities or it is more likely than not that the Bank will be required to sell the securities before recovering the amortized cost, the Bank recognizes an impairment loss equal to the full difference between the amortized cost basis and the fair value of those securities through the statement of operations. Following the recognition of impairment, the security's new amortized cost basis is the previous basis less impairment.

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

The Bank's PCI loans outstanding as at January 1, 2020 were classified as PCD loans and both the amortized cost and an allowance for expected credit losses were disclosed and included with other non-PCD loans' figures. The Bank will continue to recognize the amortization of the noncredit discount, if any, as interest income based on the yield of such assets.

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

The Bank maintains an allowance for credit losses, which in management’s opinion is adequate to absorb all estimated credit-related losses that are expected in its lending and off-balance sheet credit-related arrangements at the balance sheet date.

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

General allowances
The allowance for credit losses attributed to the remaining portfolio of smaller balance homogeneous loans is established through various models that estimate the incurred loss at the balance sheet date inherent in the lending and off-balance sheet credit-related arrangements portfolios. These models may consider historical default and loss rates, geographic, industry, economic, and other environmental factors. Management may also consider overall portfolio indicators including trends in internally risk rated exposures, delinquent (defined as loans that are more than 30 days past due), non-performing, trends in volumes and terms of loans, cash-basis loans, historical and forecasted write-offs, and a review of industry, geographic and portfolio concentrations, including current developments within those segments. In addition, management may consider the current business strategy and credit process, including lending policies and procedures such as limit setting and compliance, credit approvals, loan underwriting criteria and loan workout procedures.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

L. Premises, Equipment and Computer Software
Land is carried at cost. Buildings, equipment and computer software, including leasehold improvements, are carried at cost less accumulated depreciation. The Bank generally computes depreciation using the straight-line method over the estimated useful life of an asset, which is 50 years for buildings, and 3 to 10 years for other equipment. For leasehold improvements the Bank uses the straight-line method over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. The Bank capitalizes certain costs, including interest cost incurred during the development phase, associated with the acquisition or development of internal use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life, which is between 5 and 10 years. The Bank capitalizes certain implementation costs for cloud computing arrangements, which includes infrastructure as a service, and these costs are then amortized on a straight-line basis over the term of the arrangement. Management reviews the recoverability of the carrying amount of premises, equipment and computer software when indicators of impairment exist and an impairment charge is recorded when the carrying amount of the reviewed asset is deemed not recoverable by future expected cash flows to be derived from the use and disposition of the asset. If there is a disposition of premises, equipment and computer software, a gain is recorded if the difference of the proceeds on disposition is in excess of the asset's carrying value. Otherwise, a loss is recorded. If there is an abandonment out of premises, equipment and computer software, the full carrying value of the asset is recognized as a loss.

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

N. Leases
In the normal course of operations, the Bank enters into leasing agreements either as the lessee or the lessor. Starting on January 1, 2019 (the adoption date of the new lease accounting guidance Accounting Standards Update (“ASU”) 2016-02 Leases (Topic 842)), the Bank recognized (prospectively, with no adjustments to prior periods) right-of-use assets and lease liabilities for operating leases. Lease liabilities are measured as the present value of future lease payments, including term renewals that are reasonably certain to occur, discounted using the Bank’s incremental borrowing interest rate. Right-of-use assets are measured as the carrying amount of the related lease liabilities adjusted for: prepaid or accrued lease payments, unamortized lease incentive received, unamortized initial direct costs and any impairment of the right-of-use asset.

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

The changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income ("OCI") and the ineffective portion is recorded in statement of operations. That is, ineffectiveness from a derivative that overcompensates for changes in the hedged cash flows is recorded in statement of operations. However, the ineffectiveness from a derivative that under compensates is not recorded in the statement of operations.

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

For the defined contribution pension plans, the Bank and participating employees provide an annual contribution based on each participating employee's pensionable earnings. Amounts accrued are expensed in the period.

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

S. Revenue Recognition
Trust, custody and other administration services fees include fees for private and institutional trust, executorship, and custody services. Asset management fees include fees for investment management, investment advice and brokerage services. Fees are recognized as revenue over the period of the relationship or when the Bank has rendered all services to the client and is entitled to collect the fee from the client, as long as there are no contingencies associated with the fees.

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

Loan interest income is accrued and recognized in revenues over time and also includes the amortization of deferred non-refundable loan origination and commitment fees. These fees are recognized as an adjustment of yield over the life of the related loan. Loan origination and commitment fees are offset by their related direct costs and only the net amounts are deferred and amortized into interest income.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Z. New Accounting Pronouncements
The following accounting developments were issued during the year ended December 31, 2021 or are accounting standards pending adoption:

In January 2021, the FASB published ASU 2021-01 Reference Rate Reform (Topic 848): Scope. The amendments to ASU 2021-01 clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition, specifically derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The Bank elected to early adopt ASU 2021-01 as of December 31, 2020. This ASU did not have a material impact on the Bank's consolidated financial statements.

In August 2021, the Financial Accounting Standards Board ("FASB") published ASU 2021-06 - Presentation of Financial Statements (Topic 205), Financial Services—Depository and Lending (Topic 942), and Financial Services—Investment Companies (Topic 946): Amendments to SEC Paragraphs Pursuant to SEC Final Rule Releases No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, and No. 33-10835, Update of Statistical Disclosures for Bank and Savings and Loan Registrants (SEC Update). The amendments are effective for fiscal years ending on or after December 15, 2021. This ASU did not have a material impact on the Bank's consolidated financial statements.

In October 2021, the Financial Accounting Standards Board ("FASB") published ASU 2021-08 - Accounting Standards Update 2021-08—Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This Update was issued to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: (1) Recognition of an acquired contract liability; (2) Payment terms and their effect on subsequent revenue recognized by the acquirer. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Bank does not anticipate this ASU to have a material impact on its consolidated financial statements.

Note 3: Cash due from banks

	December 31, 2021	December 31, 2020
Non-interest bearing
Cash and demand deposits with banks	115,651	133,363

Interest bearing¹
Demand deposits with banks	437,644	433,511
Cash equivalents	1,626,538	2,722,718
Sub-total - Interest bearing	2,064,182	3,156,229

Total cash due from banks	2,179,833	3,289,592
¹ Interest bearing cash due from banks includes certain demand deposits with banks as at December 31, 2021 in the amount of $280.5 million (December 31, 2020: $156.2 million) that are earning interest at a negligible rate.

Note 4: Short-term investments

	December 31, 2021	December 31, 2020
Unrestricted
Maturing within three months	818,340	469,580
Maturing between three to six months	252,340	326,836
Maturing between six to twelve months	104,574	1,717
Total unrestricted short-term investments	1,175,254	798,133

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Non-interest earning demand deposits	—	260
Interest earning demand and term deposits	23,664	24,646
Total restricted short-term investments	23,664	24,906

Total short-term investments	1,198,918	823,039

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, equity securities and AFS investments are carried at fair value and HTM investments are carried at amortized cost.

	December 31, 2021				December 31, 2020
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities
Mutual funds	724	—	(502)	222	5,274	2,531	(488)	7,317
Total equity securities	724	—	(502)	222	5,274	2,531	(488)	7,317

Available-for-sale
US government and federal agencies	3,163,964	30,945	(51,285)	3,143,624	2,493,659	72,713	(306)	2,566,066
Non-US governments debt securities	291,119	—	(1,526)	289,593	22,797	—	(389)	22,408
Asset-backed securities - Student loans	13,290	—	(116)	13,174	13,290	—	(345)	12,945
Residential mortgage-backed securities	27,191	218	(70)	27,339	58,589	1,108	—	59,697
Total available-for-sale	3,495,564	31,163	(52,997)	3,473,730	2,588,335	73,821	(1,040)	2,661,116

Held-to-maturity¹
US government and federal agencies	2,763,344	57,497	(34,729)	2,786,112	2,194,371	110,526	(141)	2,304,756
Total held-to-maturity	2,763,344	57,497	(34,729)	2,786,112	2,194,371	110,526	(141)	2,304,756
¹ For the years ended December 31, 2021, 2020 and 2019, impairments recognized in other comprehensive income for HTM investments were nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS debt securities that were in an unrealized loss position as of December 31, 2021, comprising 67 securities representing 73.6% of the AFS portfolios' carrying value (December 31, 2020: 13 and 5.9%), represent credit losses. Total gross unrealized AFS losses were 2.1% of the fair value of the affected securities (December 31, 2020: 0.7%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the CECL model. HTM debt securities that were in an unrealized loss position as of December 31, 2021, were comprised of 57 securities representing 59.1% of the HTM portfolios’ carrying value (December 31, 2020: 3 and 1.7%). Total gross unrealized HTM losses were 2.2% of the fair value of affected securities (December 31, 2020: 0.4%).

Management does not intend to sell and it is likely that management will not be required to sell the securities prior to the anticipated recovery of the cost of these securities. Unrealized losses were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to a decrease in the credit quality of the investment securities. The issuers continue to make timely principal and interest payments on the securities. The following describes the processes for identifying credit impairment in security types with the most significant unrealized losses as shown in the preceding tables.

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

Investments in Residential mortgage-backed securities relate to 4 securities (December 31, 2020: none) which are rated AAA and possess similar significant credit enhancement as described above. No credit losses were recognized on these securities as the weighted average credit support and the weighted average loan-to-value ratios range from 15% - 38% and 51% - 57% , respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.

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

	Less than 12 months		12 months or more
December 31, 2021	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	2,144,105	(47,214)	102,428	(4,071)	2,246,533	(51,285)
Non-US governments debt securities	267,201	(1,125)	22,392	(401)	289,593	(1,526)
Asset-backed securities - Student loans	—	—	13,174	(116)	13,174	(116)
Residential mortgage-backed securities	8,051	(70)	—	—	8,051	(70)
Total available-for-sale securities with unrealized losses	2,419,357	(48,409)	137,994	(4,588)	2,557,351	(52,997)

Held-to-maturity securities with unrealized losses
US government and federal agencies	1,568,315	(33,554)	29,713	(1,175)	1,598,028	(34,729)

	Less than 12 months		12 months or more
December 31, 2020	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	120,599	(279)	236	(27)	120,835	(306)
Non-US governments debt securities	15	—	22,393	(389)	22,408	(389)
Asset-backed securities - Student loans	—	—	12,945	(345)	12,945	(345)
Total available-for-sale securities with unrealized losses	120,614	(279)	35,574	(761)	156,188	(1,040)

Held-to-maturity securities with unrealized losses
US government and federal agencies	36,079	(141)	—	—	36,079	(141)
Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
December 31, 2021	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	—	—	640,654	183,155	—	2,319,815	3,143,624
Non-US governments debt securities	—	—	289,593	—	—	—	289,593
Asset-backed securities - Student loans	—	—	—	—	—	13,174	13,174
Residential mortgage-backed securities	—	—	—	—	—	27,339	27,339
Total available-for-sale	—	—	930,247	183,155	—	2,360,328	3,473,730

Held-to-maturity
US government and federal agencies	—	—	—	—	—	2,763,344	2,763,344

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	December 31, 2021		December 31, 2020
Pledged Investments	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	807	842	1,387	1,456
Held-to-maturity	33,102	31,958	2,460	2,623

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Sale Proceeds and Realized Gains and Losses of AFS Securities

	Year ended
	December 31, 2021			December 31, 2020			December 31, 2019
	Sale proceeds	Gross realized gains	Gross realized (losses)	Sale proceeds	Gross realized gains	Gross realized (losses)	Sale proceeds	Gross realized gains	Gross realized (losses)
US government and federal agencies	189,417	1,563	(1,802)	349,699	1,171	(55)	35,001	115	—
Non-US governments debt securities	—	—	—	3,266	104	—	—	—	—
Corporate debt securities	—	—	—	—	—	—	64,787	49	(141)
Commercial mortgage-backed securities	—	—	—	—	—	—	124,545	901	(272)
Pass-through note	—	—	—	—	—	—	972	972	—
Total	189,417	1,563	(1,802)	352,965	1,275	(55)	225,305	2,037	(413)

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to 30 years and personal and business loans are generally repayable over terms not exceeding five years. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The effective yield on total loans as at December 31, 2021 is 4.00% (December 31, 2020: 4.13%). The interest receivable on total loans as at December 31, 2021 is $7.6 million (December 31, 2020: $8.7 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

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

A special mention loan shall mean a loan under close monitoring by the Bank’s management on at least a quarterly basis. Loans in this category are currently still performing, but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The amortized cost of loans by credit quality classifications and allowance for expected credit losses by class of loans is as follows:

December 31, 2021	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	259,572	—	—	—	259,572	(969)	258,603
Commercial and industrial	353,337	—	1,079	18,549	372,965	(10,115)	362,850
Commercial overdrafts	104,814	145	446	2	105,407	(42)	105,365
Total commercial loans	717,723	145	1,525	18,551	737,944	(11,126)	726,818

Commercial real estate loans
Commercial mortgage	673,167	4,034	1,578	4,740	683,519	(1,168)	682,351
Construction	9,645	—	—	—	9,645	—	9,645
Total commercial real estate loans	682,812	4,034	1,578	4,740	693,164	(1,168)	691,996

Consumer loans
Automobile financing	21,412	—	—	117	21,529	(88)	21,441
Credit card	72,569	—	284	—	72,853	(1,420)	71,433
Overdrafts	42,293	—	—	4	42,297	(236)	42,061
Other consumer[1]	76,963	—	72	1,038	78,073	(1,276)	76,797
Total consumer loans	213,237	—	356	1,159	214,752	(3,020)	211,732

Residential mortgage loans	3,464,857	14,070	107,361	36,595	3,622,883	(12,759)	3,610,124

Total	5,078,629	18,249	110,820	61,045	5,268,743	(28,073)	5,240,670
1 Other consumer loans’ amortized cost includes $13 million of cash and portfolio secured lending and $57 million of lending secured by buildings in construction or other collateral.

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
1 Other consumer loans’ amortized cost includes $54 million of cash and portfolio secured lending and $45 million of lending secured by buildings in construction or other collateral.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality indicator is as follows:

December 31, 2021	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2021	911,403	—	232	13	911,648
2020	605,139	—	—	3	605,142
2019	917,700	—	290	181	918,171
2018	513,293	6,060	12,548	1,154	533,055
2017	493,091	—	3,400	12,215	508,706
Prior	1,393,929	11,131	93,620	47,474	1,546,154
Overdrafts and credit cards	244,074	1,058	730	5	245,867
Total amortized cost	5,078,629	18,249	110,820	61,045	5,268,743

December 31, 2020	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2020	683,821	18,789	—	70	702,680
2019	1,026,634	27,575	181	4	1,054,394
2018	684,716	65,570	559	1,407	752,252
2017	624,332	2,381	3,245	11,910	641,868
2016	447,293	2,073	7,993	4,939	462,298
Prior	1,183,869	69,934	75,466	52,174	1,381,443
Overdrafts and credit cards	193,288	3,952	746	1,987	199,973
Total amortized cost	4,843,953	190,274	88,190	72,491	5,194,908

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

December 31, 2021	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	259,572	259,572
Commercial and industrial	53	—	18,549	18,602	354,363	372,965
Commercial overdrafts	—	—	1	1	105,406	105,407
Total commercial loans	53	—	18,550	18,603	719,341	737,944

Commercial real estate loans
Commercial mortgage	—	—	4,739	4,739	678,780	683,519
Construction	—	—	—	—	9,645	9,645
Total commercial real estate loans	—	—	4,739	4,739	688,425	693,164

Consumer loans
Automobile financing	56	34	118	208	21,321	21,529
Credit card	471	681	285	1,437	71,416	72,853
Overdrafts	—	—	5	5	42,292	42,297
Other consumer	67	15	1,038	1,120	76,953	78,073
Total consumer loans	594	730	1,446	2,770	211,982	214,752

Residential mortgage loans	12,602	1,501	44,763	58,866	3,564,017	3,622,883

Total amortized cost	13,249	2,231	69,498	84,978	5,183,765	5,268,743

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2020	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	279,417	279,417
Commercial and industrial	109	50	18,176	18,335	429,430	447,765
Commercial overdrafts	—	—	90	90	72,372	72,462
Total commercial loans	109	50	18,266	18,425	781,219	799,644

Commercial real estate loans
Commercial mortgage	710	1,552	4,748	7,010	708,332	715,342
Construction	—	—	—	—	44,820	44,820
Total commercial real estate loans	710	1,552	4,748	7,010	753,152	760,162

Consumer loans
Automobile financing	55	35	127	217	22,453	22,670
Credit card	480	224	234	938	67,321	68,259
Overdrafts	—	—	2	2	25,061	25,063
Other consumer	56	3	1,043	1,102	113,658	114,760
Total consumer loans	591	262	1,406	2,259	228,493	230,752

Residential mortgage loans	6,304	4,023	59,957	70,284	3,334,066	3,404,350

Total amortized cost	7,714	5,887	84,377	97,978	5,096,930	5,194,908

Changes in Allowances For Credit Losses
The decrease in the provision for credit losses during the year ended December 31, 2021 was primarily attributable to changes in macroeconomic factors, such as GDP forecasts, and the repayment of some commercial facilities. As per the Bank’s accounting policy, as disclosed in Note 2, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Year end December 31, 2021
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	11,609	2,104	4,476	15,909	34,098
Provision increase (decrease)	(431)	(936)	(1,552)	(581)	(3,500)
Recoveries of previous charge-offs	65	—	1,344	262	1,671
Charge-offs	(112)	—	(1,248)	(2,806)	(4,166)
Other	(5)	—	—	(25)	(30)
Allowances for expected credit losses at end of year	11,126	1,168	3,020	12,759	28,073

	Year end December 31, 2020
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period, before change in accounting policy (Note 2)	7,281	1,496	1,502	13,309	23,588
Cumulative effect from change in accounting policy (Note 2)	4,109	1,026	2,506	200	7,841
Provision increase (decrease)	3,832	(418)	1,095	3,803	8,312
Recoveries of previous charge-offs	12	—	1,247	379	1,638
Charge-offs	(3,635)	—	(1,876)	(2,043)	(7,554)
Other	10	—	2	261	273
Allowances for expected credit losses at end of year	11,609	2,104	4,476	15,909	34,098

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Loan Deferral Program
In response to the COVID-19 pandemic, effective April 1, 2020, the Bank implemented a residential mortgage and consumer loan deferral program for qualified borrowers in the Bermuda and Cayman segments under which principal and interest payments on performing loans were automatically deferred for three months from April 1, 2020 to June 30, 2020 and the loan term extended. Borrowers had the option to notify the Bank if they preferred to continue with regular, scheduled payments (i.e. to opt-out). Commercial customers had the option to pay interest only on their monthly loan payments with no penalties. The Bank subsequently extended the residential mortgage and personal loan deferral program for a further three months from July 1, 2020 to September 30, 2020, however, borrowers had to notify the Bank of their intention to defer principal and interest payments (i.e. to opt-in). Loans that meet the requirements for deferral under the above programs or as a result of COVID-19 specific factors are not considered troubled debt restructurings (“TDRs”) or past due as the borrowers were current on their payments and were not experiencing financial difficulty at the time of modifications.

In addition, the Bank also introduced deferrals on credit card payments for April and May 2020 in the Bermuda segment and May and June 2020 in the Cayman segment.

There were no deferrals in effect for 2021.

Non-Performing Loans
During the year ended December 31, 2021, no interest was recognized on non-accrual loans. Non-performing loans at December 31, 2021 include PCD loans, which have all been on non-accrual status since their acquisition. No credit deteriorated loans were purchased during the period.

	December 31, 2021				December 31, 2020
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due more than 90 days and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due more than 90 days and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	18,530	19	—	18,549	18,207	19	—	18,226
Commercial overdrafts	—	2	—	2	—	1	89	90
Total commercial loans	18,530	21	—	18,551	18,207	20	89	18,316

Commercial real estate loans
Commercial mortgage	885	3,855	—	4,740	952	5,348	—	6,300
Total commercial real estate loans	885	3,855	—	4,740	952	5,348	—	6,300

Consumer loans
Automobile financing	117	—	—	117	126	1	—	127
Credit card	—	—	284	284	—	—	234	234
Overdrafts	—	4	—	4	—	2	—	2
Other consumer	850	188	—	1,038	869	179	—	1,048
Total consumer loans	967	192	284	1,443	995	182	234	1,411

Residential mortgage loans	29,549	7,046	12,969	49,564	36,897	9,890	18,788	65,575
Total non-performing loans	49,931	11,114	13,253	74,298	57,051	15,440	19,111	91,602

Loans modified in a TDR
As at December 31, 2021, the Bank had nil loans that were modified in a TDR during the preceding 12 months that subsequently defaulted (December 31, 2020: nil; December 31, 2019: nil).

TDRs entered into during the period

	Year ended December 31, 2021
	Number of contracts	Pre-modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	1	284	2	286

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended December 31, 2020
	Number of contracts	Pre- modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	9	5,590	98	5,688
TDRs Outstanding

	December 31, 2021		December 31, 2020
	Accrual	Non-accrual	Accrual	Non-accrual
Commercial loans	847	—	901	—
Commercial real estate loans	1,578	2,445	2,362	1,811
Residential mortgage loans	60,453	12,653	61,937	17,129
Total TDRs outstanding	62,878	15,098	65,200	18,940

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

The following table summarizes the credit exposure of the Bank by geographic region. The exposure amounts disclosed below do not include accrued interest and are gross of allowances for credit losses and gross of collateral held.

	December 31, 2021				December 31, 2020
Geographic region	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash due from banks, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Australia	—	—	—	—	220,871	—	—	220,871
Belgium	8,675	—	—	8,675	4,271	—	—	4,271
Bermuda	46,683	2,080,385	297,731	2,424,799	51,329	2,225,401	323,097	2,599,827
Canada	1,193,387	—	—	1,193,387	996,213	—	—	996,213
Cayman	39,018	1,060,328	379,518	1,478,864	29,480	948,290	396,654	1,374,424
Germany	85,886	—	—	85,886	107,412	—	—	107,412
Guernsey	1	735,786	169,904	905,691	1	779,915	213,461	993,377
Ireland	37,236	—	—	37,236	83,842	—	—	83,842
Japan	4,873	—	—	4,873	6,029	—	—	6,029
Jersey	—	78,048	34,298	112,346	—	26,773	35,224	61,997
New Zealand	—	—	—	—	23,463	—	—	23,463
Norway	57,132	—	—	57,132	57,900	—	—	57,900
Switzerland	2,441			2,441	4,510	—	—	4,510
The Bahamas	1,511	9,361		10,872	1,516	12,024	—	13,540
United Kingdom	990,624	1,304,835	117,200	2,412,659	1,291,655	1,202,505	140,663	2,634,823
United States	1,003,365	—	—	1,003,365	1,428,090	—	—	1,428,090
Other	4,026	—	—	4,026	3,088	—	—	3,088
Total gross exposure	3,474,858	5,268,743	998,651	9,742,252	4,309,670	5,194,908	1,109,099	10,613,677

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 8: Premises, equipment and computer software

	December 31, 2021			December 31, 2020
Category	Cost	Accumulated depreciation	Net carrying value	Cost	Accumulated depreciation	Net carrying value
Land	8,333	—	8,333	8,730	—	8,730
Buildings	169,806	(77,229)	92,577	164,171	(71,721)	92,450
Equipment	26,129	(17,509)	8,620	25,150	(15,930)	9,220
Computer hardware and software in use	197,941	(175,612)	22,329	197,165	(161,801)	35,364
Computer software in development	6,827	—	6,827	4,988	—	4,988
Total	409,036	(270,350)	138,686	400,204	(249,452)	150,752

	Year ended
Depreciation charged to operating expenses	December 31, 2021	December 31, 2020	December 31, 2019
Buildings (included in Property expense)	6,005	5,511	4,492
Equipment (included in Property expense)	2,323	1,929	1,524
Computer hardware and software (included in Technology and communication expense)	18,902	21,773	20,620
Total depreciation charged to operating expenses	27,230	29,213	26,636

Note 9: Goodwill and other intangible assets

Goodwill

	Segment
	Cayman	Channel Islands and the UK	Other	Total
Balance at December 31, 2018	551	21,427	2,013	23,991
Foreign exchange translation adjustment	—	818	29	847
Balance at December 31, 2019	551	22,245	2,042	24,838
Foreign exchange translation adjustment	—	719	70	789
Balance at December 31, 2020	551	22,964	2,112	25,627
Foreign exchange translation adjustment	—	(226)	(45)	(271)
Balance at December 31, 2021	551	22,738	2,067	25,356

Customer Relationship Intangible Assets

	December 31, 2021			December 31, 2020
Segment	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
Bermuda	29,785	(16,438)	13,347	29,785	(15,009)	14,776
Cayman	16,517	(6,663)	9,854	17,728	(6,773)	10,955
Channel Islands and the UK	89,396	(56,030)	33,366	90,069	(53,279)	36,790
Other	5,563	(1,380)	4,183	5,563	(892)	4,671
Total	141,261	(80,511)	60,750	143,145	(75,953)	67,192
Customer relationships are initially valued based on the present value of net cash flows expected to be derived solely from the recurring customer base existing as at the date of acquisition. Customer relationship intangible assets may or may not arise from contracts.

During the years ended December 31, 2021 and 2020, no new customer intangible assets were acquired. During the year ended December 31, 2019, the Bank acquired $24.4 million new customer intangible assets with an estimated useful life of 15 years (see "Note 26: Business combinations"). During the year ended December 31, 2021, $1.2 million and $0.7 million were written off in the Cayman and Channel Islands and the UK segments, respectively, as they were fully amortized (December 31, 2020: nil, December 31, 2019: nil) .The amortization expense amounted to $6.0 million (December 31, 2020: $5.8 million, December 31, 2019: $5.5 million) and the foreign exchange translation adjustment increased the net carrying amount by $0.4 million (December 31, 2020: decreased by $1.3 million, December 31, 2019: decreased by $2.0 million). The estimated aggregate amortization expense for each of the succeeding five years is $5.9 million.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 10: Deposits

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
December 31, 2021	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,820,609	8,104,668	10,925,277	30,181	8,949	13,094	12,426	64,650	10,989,927
Term - $100k or more	N/A	N/A	—	1,627,330	578,096	589,161	85,709	2,880,296	2,880,296
Total deposits	2,820,609	8,104,668	10,925,277	1,657,511	587,045	602,255	98,135	2,944,946	13,870,223

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2020	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	3,012,360	7,577,642	10,590,002	30,551	8,402	13,138	14,875	66,966	10,656,968
Term - $100k or more	N/A	N/A	—	1,553,178	625,533	330,773	83,632	2,593,116	2,593,116
Total deposits	3,012,360	7,577,642	10,590,002	1,583,729	633,935	343,911	98,507	2,660,082	13,250,084
¹ The weighted-average interest rate on interest-bearing demand deposits as at December 31, 2021 is -0.03% (December 31, 2020: -0.04%).

By Type and Segment	December 31, 2021			December 31, 2020
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	3,820,647	690,102	4,510,749	4,107,156	705,490	4,812,646
Cayman	4,087,131	524,918	4,612,049	3,577,120	531,602	4,108,722
Channel Islands and the UK	3,017,499	1,729,926	4,747,425	2,905,726	1,422,990	4,328,716
Total deposits	10,925,277	2,944,946	13,870,223	10,590,002	2,660,082	13,250,084

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

Bermuda Defined Benefit and Post-Retirement Medical Benefit Plan
The Bank amortizes prior service credit resulting from plan amendments that occurred when plan members were active employees, on a linear basis over the expected average remaining service period (to full eligibility) of active members expected to receive benefits under the plan. Such remaining service periods are as follows: 3.1 years for the 2010 plan amendments and 4.6 years for the 2011 plan amendments. Plan amendments occurring in 2014 and 2019 resulted in the recognition of new prior service costs on December 31, 2014 and December 31, 2019 on a plan for which substantially all members are now inactive. The Bank has elected to amortize these new prior service costs on a linear basis over 21 years and 16 years, respectively, which was the average remaining life expectancy of members eligible for benefits under the plan at the time of the amendments.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following table presents the financial position of the Bank’s defined benefit pension plans and the Bank’s post-retirement medical benefit plan, which is unfunded. The Bank measures the benefit obligations and plan assets annually on each December 31 and therefore, the most recent measurement date is December 31, 2021.

The 2021 net actuarial gain recognized in the defined benefit plans is largely due to an increase in discount rates as well as an update to census data used to value the benefit obligation and actual returns on investments being higher than expected. This was partially offset by a change in the mortality tables applied in 2021.

	December 31, 2021		December 31, 2020		December 31, 2019
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Accumulated benefit obligation at end of year	157,478	125,968	179,018	128,167	168,791	110,347

Change in projected benefit obligation
Projected benefit obligation at beginning of year	179,018	128,167	168,791	110,347	148,966	117,203
Service cost	—	82	43	66	—	58
Interest cost	2,729	2,594	3,957	3,270	5,034	4,741
Benefits paid	(9,050)	(3,712)	(7,412)	(4,069)	(7,546)	(4,010)
Prior service cost	403	—	48	—	—	—
Plan amendment	—	—	—	—	—	2,369
Settlement and curtailment of liability	(5,906)	—	(7,505)	—	(2,549)	—
Actuarial (gain) loss	(9,093)	(1,163)	18,326	18,553	21,950	(10,014)
Foreign exchange translation adjustment	(623)	—	2,770	—	2,936	—
Projected benefit obligation at end of year	157,478	125,968	179,018	128,167	168,791	110,347

Change in plan assets
Fair value of plan assets at beginning of year	182,516	—	175,400	—	154,151	—
Actual return on plan assets	10,265	—	14,945	—	25,225	—
Employer contribution	1,680	3,712	2,917	4,069	2,605	4,010
Plan settlement	(5,625)		(5,903)	—	(2,043)	—
Benefits paid	(9,050)	(3,712)	(7,412)	(4,069)	(7,546)	(4,010)
Foreign exchange translation adjustment	(761)	—	2,569	—	3,008	—
Fair value of plan assets at end of year	179,025	—	182,516	—	175,400	—

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost included in other assets	21,809	—	6,610	—	6,609	—
Accrued pension benefit cost included in employee benefit plans liability	(262)	(125,968)	(3,112)	(128,167)	—	(110,347)
Surplus (deficit) of plan assets over projected benefit obligation at measurement date	21,547	(125,968)	3,498	(128,167)	6,609	(110,347)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

		Year ended
		December 31, 2021		December 31, 2020		December 31, 2019
		Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial gain (loss), excluding deferred taxes		(55,809)	(18,371)	(73,506)	(21,213)	(67,118)	(2,660)
Net prior service credit (cost)		(591)	(7,342)	(226)	(7,866)	(190)	(8,390)
Deferred income taxes assets (liabilities)		—	—	1,477	—	996	—
Net amount recognized in accumulated other comprehensive loss		(56,400)	(25,713)	(72,255)	(29,079)	(66,312)	(11,050)

Annual Benefit Expense
Expense component	Line item in the consolidated statements of operations
Service cost	Salaries and other employee benefits	58	82	97	66	—	58
Interest cost	Non-service employee benefits expense	2,729	2,594	3,960	3,270	5,034	4,741
Expected return on plan assets	Non-service employee benefits expense	(6,437)	N/A	(7,547)	N/A	(7,563)	—
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,766	1,679	2,412	—	2,197	272
Amortization of prior service (credit) loss	Non-service employee benefits expense	(25)	524	21	524	20	376
(Gain) loss on settlement	Net other gains (losses)/Non-service employee benefits expense	1,679	—	1,326	—	572	—
Defined benefit (income) expense		770	4,879	269	3,860	260	5,447
Defined contribution expense		8,259	—	8,933	—	8,340	—
Total benefit (income) expense		9,029	4,879	9,202	3,860	8,600	5,447
The components of benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of operations.

Other Changes Recognized in Other Comprehensive Income (Loss)
Net gain (loss) arising during the year		14,772	1,163	(8,363)	(18,553)	(3,472)	10,014
Prior service credit (cost) arising during the year		(399)	—	(47)	—	—	(2,369)
Amortization of net actuarial (gains) losses		2,766	1,679	2,412	—	2,407	272
Amortization of prior service (credit) cost		(25)	524	20	524	19	376
Change in deferred taxes		(1,462)	—	456	—	149	—
Foreign exchange adjustment		203	—	(421)	—	(523)	—
Total changes recognized in other comprehensive income (loss)		15,855	3,366	(5,943)	(18,029)	(1,420)	8,293
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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Actuarial Assumptions

	Year ended
	December 31, 2021		December 31, 2020		December 31, 2019
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Actuarial assumptions used to determine annual benefit expense
Weighted average discount rate	1.90%	2.53%	2.65%	3.38%	3.65%	4.40%
Weighted average rate of compensation increases [1]	2.20%	N/A	2.30%	N/A	2.50%	N/A
Weighted average expected long-term rate of return on plan assets	3.65%	N/A	4.60%	N/A	5.00%	N/A
Weighted average annual medical cost increase rate	N/A	7.2% to 4.5% in 2040	N/A	7.3% to 4.5% in 2040	N/A	7.5% to 4.5% in 2035

Actuarial assumptions used to determine benefit obligations at end of year
Weighted average discount rate	2.30%	2.88%	1.90%	2.53%	2.65%	3.38%
Weighted average rate of compensation increases [1]	3.00%	N/A	2.20%	N/A	2.30%	N/A
Weighted average annual medical cost increase rate	N/A	7.0% to 4.5% in 2040	N/A	7.2% to 4.5% in 2040	N/A	7.3% to 4.5% in 2040
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

	December 31, 2021		December 31, 2020
Weighted average actual and target asset allocations of the pension plans by asset category	Actual allocation	Target allocation	Actual allocation	Target allocation
Debt securities (including debt mutual funds)	39%	32%	37%	30%
Equity securities (including equity mutual funds)	51%	53%	50%	52%
Other	10%	15%	13%	18%
Total	100%	100%	100%	100%

Fair Value Measurements of Pension Plans' Assets
The following table presents the fair value of the plans' assets by category and level of inputs used in their respective fair value determination as described in "Note 2: Significant accounting policies", except the level 3 security, for which the valuation determination is described following the below table:

	December 31, 2021				December 31, 2020
	Fair value determination				Fair value determination
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value
US government and federal agencies	—	23,040	—	23,040	—	21,566	—	21,566
Non-US governments debt securities	—	1,090	—	1,090	—	1,132	—	1,132
Corporate debt securities	—	45,596	—	45,596	—	45,871	—	45,871
Equity securities and mutual funds	1,111	90,193	—	91,304	925	90,574	—	91,499
Other	180	431	17,384	17,995	727	226	21,495	22,448
Total fair value of plans' assets	1,291	160,350	17,384	179,025	1,652	159,369	21,495	182,516
The Level 3 assets consist of insured annuity policies covering the full pension benefits of certain plan members. The fair value of these policies is deemed equal to the actuarial value of the projected benefit obligation for the insured benefits. At December 31, 2021, 29.2% (December 31, 2020: 28.4%) of the assets of the pension plans were mutual funds and equity securities managed or administered by wholly-owned subsidiaries of the Bank. At December 31, 2021, 0.6% (December 31, 2020: 0.5%) of the plans' assets were invested in common shares of the Bank.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Estimated 2022 Bank contribution to and estimated benefit payments for the next ten years under the pension and post-retirement medical benefit plans are as follows:

	Pension plans	Post- retirement medical benefit plan
Estimated Bank contributions for the full year ending December 31, 2022	—	4,798
Estimated benefit payments by year:
2022	7,500	4,798
2023	7,300	5,044
2024	7,200	5,286
2025	7,400	5,536
2026	7,100	5,786
2027-2031	37,400	31,614

Note 12: Credit related arrangements, repurchase agreements and commitments

Commitments
As at December 31, 2021, the Bank was committed to expenditures under contract for information technology services sourcing of $53.3 million (December 31, 2020: $13.0 million). The Bank funded its expenditures with its own resources and plans to fund those currently in progress with its own resources, which may be obtained through cash on hand, cash flows from operations and issuances of debt and equity securities.

The following table summarizes the Bank's commitments for sourcing, long-term leases and other agreements:

Year ending December 31	Sourcing	Other	Total
2022	13,459	19,018	32,477
2023	11,301	13,262	24,563
2024	10,424	4,435	14,859
2025	10,018	1,794	11,812
2026	8,112	309	8,421
2027 & thereafter	—	17	17
Total commitments	53,314	38,835	92,149

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

The Bank has a facility with one of its custodians, whereby the Bank may offer up to US $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31, 2021, $145.7 million (December 31, 2020: $153.2 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	December 31, 2021	December 31, 2020
Commitments to extend credit	717,077	836,710
Documentary and commercial letters of credit	1,522	981
Total unfunded commitments to extend credit	718,599	837,691
Allowance for credit losses	(551)	(179)

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2021			December 31, 2020
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	276,464	269,204	7,260	265,959	258,699	7,260
Letters of guarantee	3,588	3,552	36	5,449	5,413	36
Total	280,052	272,756	7,296	271,408	264,112	7,296

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

As at December 31, 2021, the Bank had 19 open positions (December 31, 2020: 5) in resell agreements with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortized cost of these resell agreements is $96.1 million (December 31, 2020: $197.0 million) and are included in securities purchased under agreements to resell on the consolidated balance sheets. As at December 31, 2021, there were no positions (December 31, 2020: no positions) which were offset on the consolidated balance sheets to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

Legal Proceedings
There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank, except as noted in the following paragraph.

As publicly announced, in November 2013, the US Attorney’s Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships in connection with a US cross border tax investigation. On August 3, 2021, the Bank announced it had reached a resolution with the United States Department of Justice concerning this inquiry. The resolution is in the form of a non-prosecution agreement with a three-year term. The Bank paid $5.6 million in respect of Forfeiture and Tax Restitution Amounts which is consistent with that previously provisioned for.

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

	Year ended
	December 31, 2021	December 31, 2020
Lease costs
Operating lease costs	8,248	7,932
Short-term lease costs	1,407	1,500
Sublease income	(1,359)	(1,205)
Total net lease cost	8,296	8,227
Operating lease income	1,243	940
Other information for the period
Right-of-use assets related to new operating lease liabilities	1,575	323
Operating cash flows from operating leases	8,402	8,330

	Year ended
Other information at end of period	December 31, 2021	December 31, 2020
Operating leases right-of-use assets (included in other assets on the balance sheets)	39,525	46,244
Operating lease liabilities (included in other liabilities on the balance sheets)	38,789	44,940
Weighted average remaining lease term for operating leases (in years)	9.81	10.14
Weighted average discount rate for operating leases	5.25%	5.25%

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2021:
Year ending December 31	Operating Leases
2022	8,066
2023	6,895
2024	6,240
2025	3,957
2026	2,998
2027 & thereafter	21,754
Total commitments	49,910
Less: effect of discounting cash flows to their present value	(11,121)
Operating lease liabilities	38,789

Note 14: Loan interest income

	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Contractual interest earned	214,539	224,474	228,892

Amortization
Amortization of fair value hedge	(281)	(300)	(316)
Amortization of loan origination fees (net of amortized costs)	6,847	5,436	5,456
Amortization of fair value adjustment on purchased loans	439	1,046	—
Total loan interest income	221,544	230,656	234,032

Balance of unamortized fair value hedge included in loans as at year end	1,095	1,376	1,676
Balance of unamortized loan fees included in loans as at year end	11,926	12,204	11,628

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

The Bermuda segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, automated teller machines (“ATMs”) and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services. Bermuda is also the location of the Bank's head offices and accordingly, retains the unallocated corporate overhead expenses.

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

The Channel Islands and the UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial intermediaries including mortgage lending, private banking and treasury services, internet banking, wealth management and fiduciary services. The UK jurisdiction provides mortgage services for high-value residential properties.

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

Total Assets by Segment	December 31, 2021	December 31, 2020
Bermuda	5,728,466	5,924,779
Cayman	4,973,402	4,479,937
Channel Islands and the UK	5,234,880	4,826,671
Other	33,059	32,928
Total assets before inter-segment eliminations	15,969,807	15,264,315
Less: inter-segment eliminations	(634,607)	(525,681)
Total	15,335,200	14,738,634

2021	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	147,295	(1,304)	2,206	84,641	232,838	880	233,718	186,806	46,912
Cayman	89,757	1,241	1,415	58,058	150,471	213	150,684	58,945	91,739
Channel Islands and the UK	62,752	63	(493)	45,294	107,616	(2,454)	105,162	81,654	23,508
Other	3	—	—	27,549	27,552	—	27,552	27,043	509
Total before eliminations	299,807	—	3,128	215,542	518,477	(1,361)	517,116	354,448	162,668
Inter-segment eliminations	—	—	—	(17,435)	(17,435)	—	(17,435)	(17,435)	—
Total	299,807	—	3,128	198,107	501,042	(1,361)	499,681	337,013	162,668

2020	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	158,790	778	(8,750)	85,216	236,034	1,970	238,004	192,781	45,223
Cayman	94,211	1,149	483	49,294	145,137	491	145,628	62,605	83,023
Channel Islands and the UK	64,591	(1,927)	(224)	40,698	103,138	(1,238)	101,900	82,057	19,843
Other	7	—	—	14,384	14,391	(1)	14,390	15,262	(872)
Total before eliminations	317,599	—	(8,491)	189,592	498,700	1,222	499,922	352,705	147,217
Inter-segment eliminations	—	—	—	(5,733)	(5,733)	—	(5,733)	(5,733)	—
Total	317,599	—	(8,491)	183,859	492,967	1,222	494,189	346,972	147,217

2019	Net interest income		Provision for credit recoveries (losses)	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	182,674	1,236	(3,088)	89,114	269,936	2,172	272,108	209,417	62,691
Cayman	113,493	1,071	1,893	51,853	168,310	570	168,880	61,057	107,823
Channel Islands and the UK	49,486	(2,307)	1,379	34,319	82,877	43	82,920	74,217	8,703
Other	49	—	—	22,119	22,168	(18)	22,150	24,292	(2,142)
Total before eliminations	345,702	—	184	197,405	543,291	2,767	546,058	368,983	177,075
Inter-segment eliminations	—	—	—	(13,430)	(13,430)	—	(13,430)	(13,430)	—
Total	345,702	—	184	183,975	529,861	2,767	532,628	355,553	177,075

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

For foreign-currency-denominated debt instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCI is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 23: Accumulated other comprehensive income (loss)" for details on the amount recognized into AOCI during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognized in foreign exchange revenue.

Client service derivatives
The Bank enters into foreign exchange contracts primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognized in foreign exchange revenue

The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. Fair value of derivatives is recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2021	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	4	61,641	1,071	(163)	908
Fair value hedges	Currency swaps	4	174,169	1,216	(2,535)	(1,319)
Derivatives not formally designated as hedging instruments	Currency swaps	36	1,552,733	14,538	(9,566)	4,972
Subtotal risk management derivatives			1,788,543	16,825	(12,264)	4,561

Client services derivatives	Spot and forward foreign exchange	125	331,837	1,138	(1,003)	135
Total derivative instruments			2,120,380	17,963	(13,267)	4,696

December 31, 2020	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	4	68,231	—	(4,586)	(4,586)
Fair value hedges	Currency swaps	5	197,987	4,039	—	4,039
Derivatives not formally designated as hedging instruments	Currency swaps	42	1,471,632	2,678	(21,239)	(18,561)
Subtotal risk management derivatives			1,737,850	6,717	(25,825)	(19,108)

Client services derivatives	Spot and forward foreign exchange	241	770,113	7,128	(6,862)	266
Total derivative instruments			2,507,963	13,845	(32,687)	(18,842)
In addition to the above, as at December 31, 2021 foreign denominated deposits of £192.3 million (December 31, 2020: £192.8 million) and CHF 0.4 million (December 31, 2020: CHF 0.4 million) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

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

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2021				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	17,963	(9,843)	8,120	—	—	8,120

Derivative liabilities
Spot and forward foreign exchange and currency swaps	13,267	(9,843)	3,424	—	(818)	2,606
Net positive fair value			4,696

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2020				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	13,845	(7,153)	6,692	—	(3)	6,689

Derivative liabilities
Spot and forward foreign exchange and currency swaps	32,687	(7,153)	25,534	—	(3,042)	22,492
Net negative fair value			(18,842)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Year ended
Derivative instrument	Consolidated statements of operations line item	December 31, 2021	December 31, 2020	December 31, 2019
Spot and forward foreign exchange	Foreign exchange revenue	(131)	(191)	(202)
Currency swaps, not designated as hedge	Foreign exchange revenue	23,531	(18,854)	592
Currency swaps - fair value hedges	Foreign exchange revenue	(5,357)	4,039	—
Total net gains (losses) recognized in net income		18,043	(15,006)	390

Derivative instrument	Consolidated statements of comprehensive income line item	December 31, 2021	December 31, 2020	December 31, 2019
Currency swaps - net investment hedge	Net change in unrealized gains and (losses) on translation of net investment in foreign operations	5,495	(4,469)	(85)
Total net gains (losses) recognized in comprehensive income		5,495	(4,469)	(85)

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

Financial instruments in Level 1 include actively traded redeemable mutual funds and US and UK Government Treasury notes.

Financial instruments in Level 2 include government debt securities, mortgage-backed securities and other asset-backed securities, forward foreign exchange contracts and mutual funds not actively traded.

Financial instruments in Level 3 include asset-backed securities for which the market is relatively illiquid and for which information about actual trading prices is not readily available.

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the year ended December 31, 2021 and the year ended December 31, 2020.

	December 31, 2021				December 31, 2020
	Fair value			Total carrying amount / fair value	Fair value			Total carrying amount / fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Items that are recognized at fair value on a recurring basis:
Financial assets
Equity securities
Mutual funds	—	222	—	222	7,081	236	—	7,317
Total equity securities	—	222	—	222	7,081	236	—	7,317

Available-for-sale investments
US government and federal agencies	823,809	2,319,815	—	3,143,624	—	2,566,066	—	2,566,066
Non-US governments debt securities	267,200	22,393	—	289,593	—	22,408	—	22,408
Asset-backed securities - Student loans	—	—	13,174	13,174	—	—	12,945	12,945
Residential mortgage-backed securities	—	27,339	—	27,339	—	59,697	—	59,697
Total available-for-sale	1,091,009	2,369,547	13,174	3,473,730	—	2,648,171	12,945	2,661,116

Other assets - Derivatives	—	8,120	—	8,120	—	6,692	—	6,692

Financial liabilities
Other liabilities - Derivatives	—	3,424	—	3,424	—	25,534	—	25,534

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

The table below summarizes realized and unrealized gains and losses for Level 3 assets still held at the reporting date.

	December 31, 2021	December 31, 2020	December 31, 2019
	Available- for-sale investments	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of year	12,945	12,891	12,626
Change in unrealized gains (losses) recognized in other comprehensive income	229	54	265
Carrying amount at end of year	13,174	12,945	12,891
Cumulative gain (loss) recognized in other comprehensive income	(116)	(345)	(399)

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		December 31, 2021			December 31, 2020
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash due from banks	Level 1	2,179,833	2,179,833	—	3,289,592	3,289,592	—
Securities purchased under agreements to resell	Level 2	96,107	96,107	—	197,039	197,039	—
Short-term investments	Level 1	1,198,918	1,198,918	—	823,039	823,039	—
Investments held-to-maturity	Level 2	2,763,344	2,786,112	22,768	2,194,371	2,304,756	110,385
Loans, net of allowance for credit losses	Level 2	5,240,670	5,265,049	24,379	5,160,810	5,193,240	32,430
Other real estate owned¹	Level 2	691	691	—	4,052	4,052	—

Financial liabilities
Term deposits	Level 2	2,944,946	2,948,625	(3,679)	2,660,082	2,665,463	(5,381)
Long-term debt	Level 2	171,876	158,993	12,883	171,462	170,086	1,376
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

December 31, 2021	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	2,064	—	—	—	—	116	2,180
Securities purchased under agreement to resell	96	—	—	—	—	—	96
Short-term investments	842	252	105	—	—	—	1,199
Investments	14	9	14	1,173	5,027	—	6,237
Loans	4,208	22	91	705	182	33	5,241
Other assets	—	—	—	—	—	382	382
Total assets	7,224	283	210	1,878	5,209	531	15,335

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	977	977
Demand deposits	8,077	—	27	—	—	2,821	10,925
Term deposits	1,658	587	602	98	—	—	2,945
Other liabilities	—	—	—	—	—	316	316
Long-term debt	—	—	—	172	—	—	172
Total liabilities and shareholders' equity	9,735	587	629	270	—	4,114	15,335

Interest rate sensitivity gap	(2,511)	(304)	(419)	1,608	5,209	(3,583)	—
Cumulative interest rate sensitivity gap	(2,511)	(2,815)	(3,234)	(1,626)	3,583	—	—

December 31, 2020	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	3,156	—	—	—	—	134	3,290
Securities purchased under agreement to resell	197	—	—	—	—	—	197
Short-term investments	494	327	2	—	—	—	823
Investments	13	13	27	92	4,711	7	4,863
Loans	4,170	39	71	652	187	42	5,161
Other assets	—	—	—	—	—	405	405
Total assets	8,030	379	100	744	4,898	588	14,739

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	982	982
Demand deposits	7,578	—	—	—	—	3,012	10,590
Term deposits	1,584	634	344	99	—	—	2,661
Other liabilities	—	—	—	—	—	335	335
Long-term debt	—	—	—	171	—	—	171
Total liabilities and shareholders' equity	9,162	634	344	270	—	4,329	14,739

Interest rate sensitivity gap	(1,132)	(255)	(244)	474	4,898	(3,741)	—
Cumulative interest rate sensitivity gap	(1,132)	(1,387)	(1,631)	(1,157)	3,741	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 19: Long-term debt

On June 27, 2005, the Bank issued US $150 million of Subordinated Lower Tier II capital notes. The notes were issued at par in two tranches, namely US $90 million in Series A notes due 2015, which were redeemed at face value in January 2014, and US $60 million in Series B notes due 2020. The issuance was by way of private placement with US institutional investors. The notes were listed on the BSX in the specialist debt securities category. The Series B notes paid a fixed coupon of 5.11% until July 2, 2015 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 1.10% over the 10-year US Treasury yield. During September 2011, the Bank repurchased $15 million of the outstanding 5.11% 2005 Series B Subordinated notes and the balance of $45 million matured on July 2, 2020.

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

On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 15, 2030.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among others, to repay the entire amount of the US $45 million outstanding subordinated notes series 2005-B which matured on July 2, 2020. The notes issued pay a fixed coupon of 5.25% until June 15, 2025 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 4.43% over the 10-year US Treasury yield. The Bank incurred $2.3 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and will be amortized over the life of the notes.

No interest was capitalized during the years ended December 31, 2021, 2020 and 2019.

In the event the Bank would be in a position to redeem long-term debt, priority would go to the redemption of the higher interest-bearing Series, subject to availability relative to the earliest date the Series is redeemable at the Bank's option.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at December 31, 2021. The interest payments are calculated until contractual maturity using the current LIBOR and Secured Overnight Financing Rate ("SOFR").

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2018 issuance	June 1, 2023	June 1, 2028	5.25%	3 months US$ LIBOR + 2.255%	75,000	3,938	8,535	2,813
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100,000	5,250	20,904	18,140
Total					175,000	9,188	29,439	20,953
Unamortized debt issuance costs					(3,124)
Long-term debt less unamortized debt issuance costs					171,876

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

During the year ended December 31, 2021, there were no options to purchase common shares outstanding (December 31, 2020: 0.1 million, December 31, 2019: 0.2 million). During the year ended December 31, 2021, the average number of outstanding awards of unvested common shares was 1.0 million (December 31, 2020: 0.9 million, December 31, 2019: 0.9 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Net income	162,668	147,217	177,075

Basic Earnings Per Share
Weighted average number of common shares issued	50,145	51,128	54,338
Weighted average number of common shares held as treasury stock	(619)	(619)	(1,166)
Weighted average number of common shares (in thousands)	49,526	50,509	53,172

Basic Earnings Per Share	3.28	2.91	3.33

Diluted Earnings Per Share
Weighted average number of common shares	49,526	50,509	53,172
Net dilution impact related to options to purchase common shares	—	55	118
Net dilution impact related to awards of unvested common shares	349	286	369
Weighted average number of diluted common shares (in thousands)	49,875	50,850	53,659

Diluted Earnings Per Share	3.26	2.90	3.30

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

In conjunction with the 2010 capital raise, the Board of Directors approved the 2010 Omnibus Plan (the "2010 Plan"). Under the 2010 Plan, 5% of the Bank’s fully diluted common shares, equal to approximately 2.95 million shares, were initially available for grant to certain officers in the form of stock options or unvested share awards. Both types of awards are detailed below. In 2012 and 2016, the Board of Directors approved an increase to the equivalent number of shares allowed to be granted under the 2010 Plan to 5.0 million and 7.5 million shares, respectively.

In May 2020, the Board of Directors approved the 2020 Omnibus Plan (the "2020 Plan") which replaces the 2010 Plan. Under the 2020 Plan, 3.0 million shares are initially available for grant to employees in the form of stock options or unvested share awards. Both types of awards are detailed below.

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

2010 and 2020 Plans
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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding Stock Option Plans
	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended December 31, 2021	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	—	—	—	—	—
Exercised	—	—	—	—	—			—
Forfeitures and cancellations	—	—	—	—	—
Outstanding at end of year	—	—	—	—	—	0.00	0.00	—
Vested and exercisable at end of year	—	—	—	—	—	0.00	0.00

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended December 31, 2020	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	—	159	159	—	12.07
Exercised	—	(143)	(143)	—	12.13			2,192
Forfeitures and cancellations	—	(16)	(16)	—	11.50
Outstanding at end of year	—	—	—	—	—	0.00	0.00	—
Vested and exercisable at end of year	—	—	—	—	—	0.00	0.00

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value ($ thousands)
Year ended December 31, 2019	1997 Stock Option Plan	2010 Stock Option Plan	Total	1997 Stock Option Plan	2010 Stock Option Plan	1997 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	25	189	214	64.51	11.98
Exercised	—	(30)	(30)	—	11.50			659
Expiration at end of plan life	(25)	—	(25)	64.51	—
Outstanding at end of year	—	159	159	—	12.07	0.00	0.73	3,958
Vested and exercisable at end of year	—	159	159	—	12.07	0.00	0.73

Share-Based Incentive Programs
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

The grant date weighted average fair value of unvested share awards granted in the years ended December 31, 2021, 2020 and 2019 was $33.26, $33.35 and $35.77, respectively. The Bank expects to settle these awards by issuing new shares.

Employee Deferred Incentive Program (“EDIP”)
Under the Bank’s EDIP, shares are awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Executive Long-Term Incentive Share Program (“ELTIP”)
Under the Bank’s ELTIP, performance shares as well as time-vested shares were awarded to executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vested shares will generally vest over the three-year period from the effective grant date.

Employee Share Purchase Plan ("ESPP")
The Bank's ESPP was approved in July 2021 and registered in November 2021. The first offering period is planned to start in May 2022. Under the Bank's ESPP, eligible employees may elect to contribute up to 15% of their regular compensation toward the purchase of Bank's shares at a 10% discount from market price on the closing date of each offering period. The ESPP specifies two consecutive six month offering periods per year. In the case of termination of employment or voluntary partial or full withdrawal from the plan, the related current offering period ESPP contributions are refunded to the employee and thus cannot be used to purchase shares under the ESPP.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Year ended
	December 31, 2021		December 31, 2020		December 31, 2019
	EDIP	ELTIP	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of year	364	658	251	618	234	697
Granted	118	283	245	209	169	317
Vested (fair value in 2021: $13.9 million, 2020: $9.6 million; 2019: $18.9 million)	(183)	(237)	(129)	(162)	(149)	(389)
Forfeitures (resignations, retirements, redundancies)	(2)	—	(3)	(7)	(3)	(7)
Outstanding at end of year	297	704	364	658	251	618

Share-based Compensation Cost Recognized in Net Income
	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
	EDIP and ELTIP	EDIP and ELTIP	EDIP and ELTIP
Cost recognized in net income	14,539	14,608	17,459

Unrecognized Share-based Compensation Cost	December 31, 2021		December 31, 2020
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	4,896	1.45	6,588	1.91

ELTIP
Time vesting shares	17	0.12	156	1.09
Performance vesting shares	8,840	1.76	8,187	1.60
Total unrecognized expense	13,753		14,931

Note 22: Share buy-back plans

From time to time, the Bank may seek to repurchase and retire equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, liquidity and capital requirements, contractual restrictions, and other factors.

Common Share Buy-Back Program
On December 6, 2018, the Board approved, with effect from December 10, 2018 to February 29, 2020, a common share buy-back program, authorizing the purchase of up to 2.5 million common shares.

On December 2, 2019, the Board approved a new $125 million common share repurchase program, authorizing the purchase of up to 3.5 million common shares through to February 28, 2021. The new program came into effect on December 20, 2019 following the completion of the previous program.

On February 10, 2021, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through to February 28, 2022.

On February 14, 2022, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through to February 28, 2023.

In the year ended December 31, 2021, the Bank repurchased and retired 534,828 shares.

	Year ended December 31
Common share buy-backs	2021	2020	2019
Acquired number of shares (to the nearest 1)	534,828	3,452,000	2,293,788
Average cost per common share	36.93	25.10	35.55
Total cost (in US dollars)	19,753,336	86,639,889	81,534,076

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 23: Accumulated other comprehensive income (loss)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2021				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(21,065)	(60)	72,779	(72,255)	(29,079)	(101,334)	(49,680)
Other comprehensive income (loss), net of taxes	152	151	(94,761)	15,855	3,366	19,221	(75,237)
Balance at end of year	(20,913)	91	(21,982)	(56,400)	(25,713)	(82,113)	(124,917)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2020				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(20,818)	(725)	11,808	(66,312)	(11,050)	(77,362)	(87,097)
Other comprehensive income (loss), net of taxes	(247)	665	60,971	(5,943)	(18,029)	(23,972)	37,417
Balance at end of year	(21,065)	(60)	72,779	(72,255)	(29,079)	(101,334)	(49,680)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2019				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of year	(19,866)	(796)	(43,630)	(64,892)	(19,343)	(84,235)	(148,527)
Other comprehensive income (loss), net of taxes	(952)	71	55,438	(1,420)	8,293	6,873	61,430
Balance at end of year	(20,818)	(725)	11,808	(66,312)	(11,050)	(77,362)	(87,097)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCI Components		Year ended
	Line item in the consolidated statements of operations, if any	December 31, 2021	December 31, 2020	December 31, 2019
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	(3,129)	9,991	16,200
Gains (losses) on net investment hedge	N/A	3,281	(10,238)	(17,152)
Net change		152	(247)	(952)

Held-to-maturity investment adjustments
Amortization of net gains (losses) to net income	Interest income on investments	151	665	71
Net change		151	665	71

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	(94,960)	62,191	57,062
Transfer of realized (gains) losses to net income	Net realized gains (losses) on AFS investments	239	(1,220)	(1,624)
Foreign currency translation adjustments of related balances	N/A	(40)	—	—
Net change		(94,761)	60,971	55,438

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	14,772	(8,363)	(3,472)
Net loss (gain) on settlement reclassified to net income	Net other gains (losses)	—	—	—
Prior service credit (cost) arising during the year	N/A	(399)	(47)	—
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,766	2,412	2,407
Change in deferred taxes	N/A	(1,462)	456	149
Amortization of prior service (credit) cost	Non-service employee benefits expense	(25)	20	19
Foreign currency translation adjustments of related balances	N/A	203	(421)	(523)
Net change		15,855	(5,943)	(1,420)

Post-retirement healthcare plan
Net actuarial gain (loss)	N/A	1,163	(18,553)	10,014
Prior service cost	N/A	—	—	(2,369)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	1,679	—	272
Amortization of prior service (credit) cost	Non-service employee benefits expense	524	524	376
Net change		3,366	(18,029)	8,293

Other comprehensive income (loss), net of taxes		(75,237)	37,417	61,430

Note 24: Capital structure

Authorized Capital
The Bank trades on the New York Stock Exchange under the ticker symbol "NTB" and on the BSX under the symbol "NTB.BH".

The par value of each issued common share and each authorized but unissued common share is BM$0.01 and the authorized share capital of the Bank comprises 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each.

Dividends Declared
During the year ended December 31, 2021, the Bank declared and paid cash dividends of $1.76 (December 31, 2020: $1.76, December 31, 2019: $1.76) for each common share as of the related record dates. On February 14, 2022, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 14, 2022 to shareholders of record on February 28, 2022.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Regulatory Capital
The Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at December 31, 2021 and 2020. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

	December 31, 2021		December 31, 2020
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	896,263	N/A	816,009	N/A
Tier 1 capital	896,263	N/A	816,009	N/A
Tier 2 capital	183,998	N/A	187,090	N/A
Total capital	1,080,261	N/A	1,003,099	N/A

Risk Weighted Assets	5,101,474	N/A	5,068,590	N/A

Leverage Ratio Exposure Measure	15,921,624	N/A	15,349,363	N/A

Capital Ratios (%)
CET 1 capital	17.6%	10.0%	16.1%	10.0%
Tier 1 capital	17.6%	11.5%	16.1%	11.5%
Total capital	21.2%	13.5%	19.8%	13.5%
Leverage ratio	5.6%	5.0%	5.3%	5.0%

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

For the years ended December 31, 2021, 2020, and 2019, the Bank did not record any unrecognized tax benefits or expenses and has no uncertain tax positions as at December 31, 2021, 2020, and 2019.

The Bank records income taxes based on the enacted tax laws and rates applicable in the relevant jurisdictions for the years ended December 31, 2021, 2020, and 2019. For the years ended December 31, 2021, 2020, and 2019, the Bank did not incur any interest or pay any penalties.

	Year ended
Income taxes in consolidated statements of operations	December 31, 2021	December 31, 2020	December 31, 2019
Current tax expense	2,818	2,382	1,860
Deferred tax (recovery) expense	305	(4)	(3,231)
Total tax (benefit) expense	3,123	2,378	(1,371)

Reconciliation between the Effective Income Tax Rate and the Statutory Income Tax Rate

	Year ended
	December 31, 2021		December 31, 2020		December 31, 2019
	$	%	$	%	$	%
Income tax expense in international offices taxed at different rates	3,366	2.0	2,695	1.8	695	0.4
Expenses not deductible for tax purposes	408	0.2	299	0.2	104	0.1
Prior year tax adjustments	(231)	(0.1)	41	—	160	0.1
Effect of change in tax rate	(1,217)	(0.7)	—	—	—	—
Change in valuation allowance	585	0.4	(582)	(0.4)	(2,429)	(1.4)
Other - net	212	0.1	(75)	(0.1)	99	0.1
Income tax (benefit) expense at effective tax rate	3,123	1.9	2,378	1.6	(1,371)	(0.8)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Deferred income taxes	December 31, 2021	December 31, 2020
Deferred income tax asset
Tax loss carried forward	8,269	8,134
Pension liability	—	1,448
Fixed assets	—	(905)
Allowance for compensated absence	—	44
Deferred income tax asset before valuation allowance	8,269	8,721
Less: valuation allowance	(4,842)	(4,257)
Deferred income tax asset after valuation allowance	3,427	4,464

Deferred income tax liability
Fixed assets	(735)	—
Allowance for compensated absence	(27)	—
Other	—	(19)
Total Deferred income tax liability	(762)	(19)
Net deferred income tax assets	2,665	4,445

Management assesses the available positive and negative evidence to evaluate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as at December 31, 2021, a valuation allowance of $4.8 million (December 31, 2020: $4.3 million) has been recognized to record only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry-forward period change, or if there are changes in the available positive and negative evidence.

The Bank has net taxable loss carry forwards related to the Bank’s international operations of approximately $41.4 million (December 31, 2020: $47.4 million). Of these losses available to carry forward, $39.9 million (December 31, 2020: $45.2 million) have an indefinite life.

Note 26: Business combinations

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

Note 27: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have loans, and/or are guarantors for loans, deposits with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at December 31, 2021 and December 31, 2020. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2019	38,641
Loans issued during the year	37,073
Loan repayments and the effect of changes in the composition of related parties	(33,323)
Balance at December 31, 2020	42,391
Loans issued during the period	6,263
Loan repayments and the effect of changes in the composition of related parties	(41,279)
Balance at December 31, 2021	7,375

Consolidated balance sheets		December 31, 2021	December 31, 2020
Deposits		21,683	19,591

	Year ended December 31
Consolidated statement of operations	2021	2020	2019
Interest and fees on loans	1,209	1,444	1,887

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets		December 31, 2021	December 31, 2020
Loans		10,489	12,939
Deposits		441	423

	Year ended December 31
Consolidated statement of operations	2021	2020	2019
Interest and fees on loans	618	654	677
Other gains/losses	99	742	—
Total non-interest expense	1,519	1,431	1,717

Investments
The Bank held seed investments in Butterfield mutual funds, which were managed by a wholly-owned subsidiary of the Bank. These investments were sold during the year ended December 31, 2021 and were included in equity securities at their fair value as follows:

Consolidated balance sheets	December 31, 2021	December 31, 2020
Equity securities
Fair value	—	7,081
Unrealized gain	—	2,531
As at December 31, 2021, several Butterfield mutual funds which are managed by a wholly owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements
(In thousands of US dollars, unless otherwise stated)

and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets		December 31, 2021	December 31, 2020
Loans		—	2,518
Deposits		22,346	26,541

	Year ended December 31
Consolidated statement of operations	2021	2020	2019
Asset management	5,217	7,131	10,273
Custody and other administration services	622	1,108	1,452
Other non-interest income	6	729	1,458

Note 28: Condensed financial statements of the parent company only

Condensed financial statements of the Bank of N.T. Butterfield & Son Limited (the ultimate parent company) without consolidation of its subsidiaries were as follows:

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Balance Sheets
(In thousands of US dollars)
	As at
	December 31, 2021	December 31, 2020
Assets
Cash and demand deposits with banks - Non-interest-bearing	41,993	44,086
Demand deposits with banks - Interest-bearing	135,038	99,035
Cash equivalents - Interest-bearing	591,294	1,244,878
Cash due from banks	768,325	1,387,999
Securities purchased under agreements to resell	96,107	197,039
Short-term investments	242,691	16,277
Investment in securities
Equity securities at fair value	222	7,316
Available-for-sale (amortized cost: $1,419,712 (2020: 1,058,195))	1,417,117	1,092,325
Held-to-maturity (fair value: $1,030,969 (2020: $1,023,424))	1,011,584	967,926
Total investment in securities	2,428,923	2,067,567
Net assets of subsidiaries - Banks	594,930	618,461
Net assets of subsidiaries - Non-banks	17,091	11,971
Loans to third parties, net of allowance for credit losses	1,966,895	2,025,358
Loans to subsidiaries - Banks	13,534	13,669
Loans to subsidiaries - Non-banks	61,901	58,515
Other assets, including accrued interest, premises, equipment and computer software, equity method investments, receivables from subsidiaries and other real estate owned	188,263	199,273
Total assets	6,378,660	6,596,129

Liabilities
Deposits
Non-interest bearing	1,686,985	1,945,042
Interest bearing	3,360,185	3,298,165
Total deposits	5,047,170	5,243,207
Employee benefit plans	125,968	128,167
Other liabilities, including accrued interest and payables to subsidiaries	56,153	71,345
Total other liabilities	182,121	199,512
Long-term debt	171,876	171,462
Total liabilities	5,401,167	5,614,181

Total shareholders’ equity	977,493	981,948
Total liabilities and shareholders’ equity	6,378,660	6,596,129

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Operations
(In thousands of US dollars)
	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Non-interest income
Banking	24,465	24,429	24,870
Foreign exchange revenue	9,660	9,166	10,613
Custody and other administration services	7,693	6,927	7,625
Other non-interest income	3,372	5,924	5,650
Dividends from subsidiaries - Banks	82,327	121,522	122,776
Dividends from subsidiaries - Non-banks	22,656	19,864	23,371
Total non-interest income	150,173	187,832	194,905
Interest income
Interest and fees on loans	116,031	123,774	132,104
Investments	44,663	52,135	68,721
Deposits with banks and other	2,056	3,109	9,156
Total interest income	162,750	179,018	209,981
Interest expense
Deposits	6,405	9,386	17,410
Long-term debt	9,601	9,294	7,876
Securities sold under agreement to resell	—	—	13
Total interest expense	16,006	18,680	25,299
Net interest income before provision for credit losses	146,744	160,338	184,682
Provision for credit recoveries (losses)	2,206	(8,750)	(3,088)
Net interest income after provision for credit losses	148,950	151,588	181,594
Net gains (losses) on equity securities	85	658	925
Net realized gains (losses) on available-for-sale investments	—	702	1,053
Net gains (losses) on other real estate owned	(84)	(104)	(5)
Net other gains (losses)	850	714	2
Total other gains (losses)	851	1,970	1,975
Total net revenue	299,974	341,390	378,474
Non-interest expense
Salaries and other employee benefits	62,405	69,521	77,923
Technology and communications	35,675	35,434	36,008
Professional and outside services	27,726	27,791	27,954
Property	9,586	9,092	6,927
Indirect taxes	15,906	15,633	15,355
Non-service employee benefits expense	4,493	3,462	5,879
Marketing	2,497	2,418	4,372
Amortization of intangible assets	169	169	169
Other expenses	9,502	9,896	9,260
Total non-interest expense	167,959	173,416	183,847
Net income before equity in undistributed earnings of subsidiaries	132,015	167,974	194,627
Equity in undistributed earnings of subsidiaries	30,653	(20,757)	(17,552)
Net income	162,668	147,217	177,075
Other comprehensive income, net of tax	(75,237)	37,417	61,430
Total comprehensive income	87,431	184,634	238,505

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Cash flows from operating activities
Net income	162,668	147,217	177,075
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	28,617	26,562	21,734
Provision for credit (recovery) losses	(2,206)	8,750	3,088
Share-based payments and settlements	15,151	15,245	17,716
Net change in equity securities at fair value	7,096	102	(925)
Net realized (gains) losses on available-for-sale investments	—	(702)	(1,053)
Net (gains) losses on other real estate owned	84	104	5
(Increase) decrease in carrying value of equity method investments	31	(1,376)	(290)
Dividends received from equity method investments	291	2,710	385
Equity in undistributed earnings of subsidiaries	(30,653)	20,757	17,552
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	10,665	754	6,808
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(14,597)	9,456	(3,753)
Cash provided by (used in) operating activities	177,147	229,579	238,342

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell	100,932	(54,756)	(114,942)
Short-term investments other than restricted cash: proceeds from maturities and sales	163,396	68,272	—
Short-term investments other than restricted cash: purchases	(391,996)	(35,319)	(32,953)
Available-for-sale investments: proceeds from sale	367	205,770	114,058
Available-for-sale investments: proceeds from maturities and pay downs	299,367	295,547	204,105
Available-for-sale investments: purchases	(669,391)	(317,451)	(196,652)
Held-to-maturity investments: proceeds from maturities and pay downs	269,311	229,576	137,622
Held-to-maturity investments: purchases	(316,820)	(195,898)	(53,228)
Net (increase) decrease in loans to third parties	60,395	8,263	(99,793)
Net (increase) decrease in loans to bank subsidiaries	135	(428)	(487)
Net (increase) decrease in loans to non-bank subsidiaries	(3,386)	(1,564)	(930)
Additions to premises, equipment and computer software	(10,372)	(11,313)	(14,009)
Proceeds from sale of other real estate owned	314	—	1,102
Injection of capital in subsidiary	(1,465)	(1,522)	(175,107)
Return of capital from a subsidiary	—	3,314	12,972
Cash provided by (used in) investing activities	(499,213)	192,491	(218,242)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Cash flows from financing activities
Net increase (decrease) in demand and term deposit liabilities	(192,756)	630,141	(64,027)
Issuance of subordinated capital, net of underwriting fees	—	97,647	—
Repayment of long-term debt	—	(70,000)	—
Common shares repurchased	(19,754)	(86,640)	(81,534)
Proceeds from stock option exercises	—	1,739	349
Cash dividends paid on common shares	(87,285)	(88,932)	(93,636)
Cash provided by (used in) financing activities	(299,795)	483,955	(238,848)
Net increase (decrease) in cash, cash equivalent and restricted cash	(621,861)	906,025	(218,748)
Cash, cash equivalents and restricted cash: beginning of year	1,404,276	498,251	716,999
Cash, cash equivalents and restricted cash: end of year	782,415	1,404,276	498,251

Components of cash, cash equivalents and restricted cash at end of year
Cash due from banks	768,325	1,387,999	486,692
Restricted cash included in short-term investments on the consolidated balance sheets	14,090	16,277	11,559
Total cash, cash equivalents and restricted cash at end of year	782,415	1,404,276	498,251

Supplemental disclosure of cash flow information
Cash interest paid	15,156	19,532	24,190

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	307	314	—
Initial recognition of right-of-use assets and operating lease liabilities	536	—	133
Reduction in net loans due to initial adoption of a current expected credit loss model	—	3,899	—

Note 29: Subsequent events

On February 14, 2022, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 14, 2022 to shareholders of record on February 28, 2022.

On February 14, 2022, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through to February 28, 2023.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.
i

ITEM 19. EXHIBITS
    The SEC maintains an internet site at https://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.
(a)    The following documents are filed as exhibits hereto:

Exhibit No.	Description
1.1	Amended and Restated Bye-laws of The Bank of N.T. Butterfield & Son Limited (incorporated by reference to Exhibit 1.1 to the registrant's Annual Report on Form 20-F for the year ended December 31, 2018)
1.2	The N.T. Butterfield & Son Bank Act, 1904 (incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
2.1	Form of Specimen of Common Registered Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s registration statement on Form F-1/A, filed on August 30, 2016)
2.2	Description of Securities
4.1	The Bank of N.T. Butterfield & Son Limited 2010 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
4.2	First Amendment to The Bank of N.T. Butterfield & Son Limited 2010 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the registrant’s registration statement on Form S-8, filed on October 27, 2016)
4.3	Subordinated Debt Securities Indenture between The Bank of N.T. Butterfield & Son Limited and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on May 24, 2018)
4.4	First Supplemental Indenture, between The Bank of N.T. Butterfield & Son Limited and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as at May 24, 2018, to Subordinated Debt Securities Indenture, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on May 24, 2018)
4.5	Purchase Agreement, dated April 24, 2019, by and among Bank of N.T. Butterfield & Son Limited, Butterfield Bank (Guernsey) Limited and ABN AMRO (Channel Islands) Limited (incorporated by reference to Exhibit 2.1 to the registrant's report on Form 6-K filed on April 25, 2019)
4.6	The Bank of N.T. Butterfield & Son Limited 2020 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 4.4 to the registrant’s registration statement on Form S-8, filed on May 6, 2020)
4.7	Second Supplemental Indenture, between The Bank of N.T. Butterfield & Son Limited and The Bank of New
York Mellon Trust Company, N.A., as Trustee, dated as at June 11, 2020, to Subordinated Debt Securities
Indenture, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's report on
Form 6-K filed on June 11, 2020)
4.8	The Bank of N.T. Butterfield & Son Limited 2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 4.4 to the registrant’s registration statement on Form S-8, filed on November 2, 2021)
8	List of Subsidiaries
12.1	Certification of the Chairman and Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification of the Chairman and Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Ltd.
101
The following materials from our annual report on Form 20-F for the year ended December 31, 2021 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)

ii

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
                                    The Bank of N.T. Butterfield & Son Limited

By:	/s/ Michael Collins
Name:	Michael Collins
Title:	Chairman and Chief Executive Officer
Date:	February 23, 2022

iii

Glossary of abbreviations and defined terms

AFS        Available-for-sale
AMLA        Swiss Federal Act on Combating Money Laundering and
Terrorist Financing of 10 October 1997
AOCIL        Accumulated other comprehensive income (loss)
AT1        Additional Tier 1 capital
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