Form 20-F
period 2022-12-31
Bank of N.T. Butterfield & Son Ltd
filed 2023-02-22
CIK 1653242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

December 31, 2022
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
As at December 31, 2022, there were 50,277,466 shares of the registrant's common stock outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements     ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).                                          ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
Our consolidated financial statements as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been audited, as stated in the report appearing herein, by PricewaterhouseCoopers Ltd., Bermuda ("PwC"), and are included in this report and are referred to as our audited consolidated financial statements. We have prepared these financial statements in accordance with GAAP.
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations or assumptions regarding the future of our business, future plans and strategies, our operational results and other future conditions. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectation concerning, among other things, our results of operations, financial condition, capital and liquidity requirements, prospects, growth, strategies, share repurchases and the industry in which we operate.
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

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are an FPI, and so long as we qualify as an FPI under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to US domestic public companies, including:
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
Our financial performance generally, and in particular the ability of our borrowers to pay interest and repay principal on outstanding loans and the value of the collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our future growth, are highly dependent upon the business environment in the markets in which we operate. A downturn in Bermuda, the Cayman Islands, and the Channel Islands and the UK can have a profound impact on our business performance. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, any downgrade in sovereign credit ratings to which our credit ratings are correlated, the prevailing yield curve, inflation and price levels, monetary and fiscal policy, regulatory or legal changes (including changes in tax laws) or changes in enforcement thereof, unemployment rates, investor or business confidence, natural or man-made disasters, the strength of the local economy in the markets in which we operate, or a combination of these or other factors.

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
Our banking operations are concentrated in Bermuda, the Cayman Islands, and the Channel Islands and the UK, and we serve customers in these markets. In the year ended December 31, 2022, 44%, 32% and 19%, of our total net revenue was derived from our Bermuda, Cayman Islands, and Channel Islands and UK segments, respectively. In addition, in the year ended December 31, 2022, 37%, 24% and 39%, of our loans originated in Bermuda, the Cayman Islands, and Channel Islands and the UK, respectively. Accordingly, a downturn in these markets may have a profound effect on our banking business. In addition, we have sought to expand our core business lines, including through recent acquisitions. Any failure in our ability to expand our core business lines, successfully integrate recent acquisitions or any reduction in demand for our core services in our Bermuda, Cayman Islands and Channel Islands and UK segments, including due to perceived reputational risks, increasing regulatory scrutiny over activities in these jurisdictions or otherwise, may adversely impact our business and results of operations, including the ongoing success of any of our acquired businesses.
Macroeconomic factors, including the Russia/Ukraine conflict, and other geopolitical events could disrupt our businesses and adversely affect our financial condition or results of operations.
We are exposed to risks arising out of geopolitical events, such as trade barriers, including the imposition of tariffs and other limitations on international trade and travel; exchange controls; uncertainty concerning fiscal or monetary policy, government shutdowns, debt ceilings or funding; concerns about sovereign defaults; other measures taken by sovereign governments, including by the US; and uncertainty arising from recent or upcoming elections that can hinder economic or financial activity levels. Furthermore, unfavorable political, military or diplomatic events, armed conflict, terrorist acts and threats, and pandemics, and the responses to them by governments, could also negatively affect economic activity and have an adverse effect upon our business, financial condition or results of operations.

Political and economic uncertainty or conflict has in the past led, and could in the future lead, to declines in market liquidity and activity levels, volatile market conditions and exchange rates, a contraction of available credit, exacerbation of supply chain disruptions, inflationary pressures and higher interest rates and financing issues, declines in the real estate market, weaker economic growth and investment performance and reduced business confidence, all of which could impact our business. The international response to Russia’s invasion of Ukraine and the impact of the resulting direct and indirect sanctions against Russian and Belarusian individuals and entities may continue to expose us to legal and regulatory uncertainty associated with indirect exposure to Russia, Belarus or Ukraine through operations, investment and securities trading; or business relationships, connections to, or assets in Russia, Belarus or Ukraine. The US-China relationship remains complex, and there is a risk of increased restrictions and other measures being imposed by the US and other governments in relation to China. In addition, the Russia-Ukraine conflict and recent COVID-19 lockdowns in China may continue to exacerbate issues, affecting supply in certain sectors including consumer goods, metals, food, chemicals and commodities.

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
Bermuda is among the largest reinsurance markets in the world. The Cayman Islands is a leader in fund domiciliation for global asset managers, with 12,995 regulated mutual funds as at December 31, 2022 according to CIMA. International financial services account for a significant portion of the economies of the Channel Islands. Many of our commercial customers are reinsurance or regulated fund service providers. As a result, a downturn in these key sectors, a change in laws or regulations (including the favorable tax treatment of entities in these jurisdictions), or a shift of business away from Bermuda, the Cayman Islands, or the Channel Islands, including as a result of the inclusion of any of these jurisdictions on the EU list of non-cooperative jurisdictions for tax purposes or the implementation of the global minimum tax regime proposed by the Organization for Economic Cooperation and Development ("OECD") in any of these jurisdictions, could result in job losses and adversely impact the economies in these markets. Any downturn or further concentration in the reinsurance, investment and asset management and banking markets could also adversely affect our business, financial condition and results of operations.
Banks domiciled in Bermuda, including us, are not supported by a central bank from which to borrow funds, so if we are unable to maintain sufficient liquidity by continuously attracting deposits and other short-term funding, our financial condition, including our capital ratios, funding costs or results of operations could be adversely affected.
Unlike many other jurisdictions, there is no central bank or similar governmental agency in Bermuda from which we may borrow US or Bermuda Dollars if we experience liquidity shortages, which may leave us without a lender of last resort in the event that Bermuda suffers a severe economic downturn at the same time as a liquidity shortage. Similarly, there is no central bank in the Cayman Islands, Jersey or Guernsey to act as a lender of last resort. Accordingly, we may not have a lender of last resort in case of future liquidity shortages and we may be unable to sufficiently fund our liquidity needs. While there is no central bank or similar governmental agency in Bermuda, the Cayman Islands, Jersey or Guernsey that insures bank deposits, such as the Federal Deposit Insurance Corporation in the United States, the Governments of Bermuda and the Government of the States of Jersey and Guernsey have each implemented a Deposit Insurance Scheme or Deposit Compensation Scheme. See Item 4.B. "Business Overview - Supervision and Regulation" and "- Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result.” The regulators in these jurisdictions have also required us to hold capital add-ons to compensate for the systemic importance of our bank to the economy in the absence of a central bank. Without a central bank from which we could borrow funds, liquidity management will be critical to the management of our consolidated balance sheet, and an inability to obtain sufficient liquidity could adversely affect our financial condition.
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
As a bank licensed by the Guernsey Financial Services Commission, we are required to pay contributions to the Guernsey Deposit Compensation Scheme (the "Guernsey DCS"). Currently, we are required to pay an administration levy which is calculated by the Guernsey DCS Board. The amount of the contribution we are liable to pay may change from time to time and there is no guarantee that the current rate charged by the Guernsey DCS Board will stay the same and not increase. In the event of the failure of a Guernsey licensed bank, the Guernsey DCS Board will estimate the total level of compensation levy required and the Bank will be liable in equal shares with every other participant (i.e., every other licensed bank in Guernsey) for the first £10,000,000 and subject to certain caps for any one bank. If the total compensation levy exceeds £10,000,000, then the Bank will be liable on a pro-rata basis (calculated by reference to the total "value at risk" of our Guernsey deposits compared to the Guernsey market) with every other participant for the amount of such excess. We may also not be able to recover our contributions to the Guernsey DCS from any failed licensed bank whose insured depositors receive payments from the Guernsey DCS. Any contributions we are required to make as part of the Guernsey DCS (and any associated costs) are a cost to our business, and such costs, including any future increases, may have an adverse effect on our business, financial condition or results of operations.
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
The key markets in which we operate include Bermuda and the Cayman Islands and our business is therefore subject to the risks associated with severe tropical storms, hurricanes, tornadoes, earthquakes and rising sea levels, including downed telephone lines, flooded facilities, power outages, fuel shortages, damaged or destroyed property and equipment, and work interruptions. Although hurricanes in the Caribbean during 2020, 2021 and 2022 did not negatively impact the Bank's operations or cause any insurable losses, such severe weather conditions and natural disasters may, in the future, negatively impact us and our clients and their ability to meet their financial obligations to us, including the repayment of loans. Climate change may also aggravate the impact and increase the incidence of severe weather conditions and natural disasters, which may include altered distribution and intensity of rainfall, prolonged droughts or flooding, rising sea levels, and a rising heat index. Such events may, among other impacts, adversely affect borrowers, including resulting in an impairment of the value of property or other collateral used to secure the loans that we extend, as well as significantly impact the economies of the key markets in which we operate. The occurrence of any of these events could have a material adverse effect on our financial condition and results of operations.
In addition, we cannot predict whether we will continue to be able to obtain insurance for natural disaster or climate change-related damages to our premises or, if obtainable and carried, whether this insurance will be adequate to cover our losses. Moreover, we expect any insurance of this nature to be subject to substantial deductibles and to provide for premium adjustments based on claims, and we do not carry insurance against all types of losses. For these reasons, costs and work interruptions resulting from such events could have an adverse effect on our business, financial condition or results of operations.
A decline in tourism in Bermuda and the Cayman Islands could adversely affect our business, financial condition or results of operations.
Tourism is a major contributor to the economies of Bermuda and the Cayman Islands. A decline of this industry in Bermuda or the Cayman Islands could have adverse effects on the economic stability of these jurisdictions, and our business, financial condition or results of operations. In addition, a decline in tourism could lead to (i) decreases in the value of hotels and other commercial properties, which could adversely affect our commercial loan portfolio, and (ii) increases in unemployment, which could affect the ability of our residential borrowers to make payments on their loans.
The majority of the markets in which we operate do not have systemic credit bureau reports.
Unlike the US where the Fair Credit Reporting Act ("FCRA") is designed to help ensure that credit bureaus furnish correct and complete information when evaluating loan applications, the majority of the markets in which we operate do not have systemic credit bureau reports. Therefore, we review each loan and we use a formal and documented tiered credit approval process that is administered through and governed by our risk management framework. Due to limitations in the availability of information, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have made and continue to make improvements to our credit scoring systems to better assess borrowers' credit risk profiles, we cannot provide assurance that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our impairment losses and allowance for credit losses may be materially adversely affected. In addition, because our credit approval process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human or information technology systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system. In addition, we aim to continuously refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect all possible risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of nonperforming loans and a higher risk exposure for us, which could have a material adverse effect on us.
The COVID-19 pandemic and its effect on the global economy have continued to impact our customers and organization, and the future effects of the pandemic remain uncertain.
The COVID-19 pandemic created economic and financial disruptions that have adversely affected, and may in the future adversely affect, our business, financial condition, liquidity and results of operations. The extent to which the COVID-19 pandemic may continue to negatively affect our business, financial condition, liquidity and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the emergence of new variants, the scope and duration of future infections and surges, the continued effectiveness of our business continuity plan, the direct and indirect impact of the pandemic on our employees, customers, clients, counterparties and service providers, as well as other market participants, actions taken by governmental authorities and other third parties in response to the pandemic, and the effectiveness and acceptance of COVID-19 vaccines, including boosters.
The COVID-19 pandemic has contributed, and may continue to contribute, to among other things: (i) sudden and significant declines, and significant increases in volatility, in global financial markets; (ii) ratings downgrades, credit deterioration and defaults of companies operating in many industries; (iii) supply chain disruptions, labor shortages and structural factors; and (iv) heightened cybersecurity, data privacy, information security and operational risks as a result of remote working arrangements or otherwise. In addition, many of our customers, counterparties and third-party service providers were, and may continue to be, affected by travel restrictions, quarantines and/or curfews in various jurisdictions, market volatility and other factors that increased their risks of business disruption or that otherwise could affect, or have affected, their ability to repay loans, perform under the terms of any agreements with us or provide other essential services. As a result, our credit, operational and other risks could increase if there are widespread infections and surges in the future.
Governmental authorities took measures in response to the pandemic, and may take action in the future, to provide economic assistance to individual households and businesses, stabilize the markets and support economic growth. The full duration and scope of the pandemic and related economic consequences remain unknown. Even after the pandemic materially subsides, our businesses would be materially and adversely affected by any subsequent, prolonged recession in the jurisdictions in which we have banking and trust operations. The impacts of the pandemic also have the effect of heightening many of the other risks set out in the “Risk Factors” section.
Risks Relating to Our Strategy, Brand, Portfolio and Other Aspects of Our Business
We rely on our reputation and the appeal of our brand to our customers. Any damage to our reputation and appeal could harm us and our business prospects.
The success of our strategy relies significantly on our reputation and the reputation of our senior management and the Board. In addition, our customers and key introducers must continue to associate our brand with meeting customer needs and delivering value to those customers. Adverse publicity (whether or not justified) relating to activities by our management, employees, agents or others with whom we do business, such as customer service mishaps or non-compliance with laws, could tarnish our reputation and reduce the value of our brand. With the increase in the use of social media outlets, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond. Such unfavorable publicity could also require us to allocate significant resources to rebuild our reputation.
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
•failing to meet expectations from investors, customers, employees and regulators relating to environmental, social and governance standards and practices; and
•changing the terms of our product offerings and pricing that may result in outcomes for customers that are unfair or perceived to be unfair.
A failure to address the above or any other relevant issues appropriately could make customers unwilling to do business with us, which could have an adverse effect on our business, financial condition or results of operations and could damage our relationships with our employees and regulators.
The effect of inflation, rising interest rates and other macroeconomic factors has and may continue to negatively impact our net interest margin and our profitability.
Net interest income is a significant component of our revenues and changes in prevailing interest rates may adversely affect our business, including the level of net interest income we earn, and for our banking business, the levels of deposits and the demand for loans. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the U.S. Federal Reserve and the Bank of England. Changes in monetary policy, including changes in interest rates, influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but such changes also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities and the average duration of our mortgage portfolio and other interest-earning assets.

In 2022, the strategy of central banks globally included the introduction of a series of interest rate increases. Additional rate hikes are expected to continue into 2023. As interest rates increase, our net interest income would narrow if our cost of funding increased without a correlating increase in the interest we earn from loans, investments and other interest-earn. Because we rely extensively on deposits to fund our operations, our cost of funding would increase if there is an increase in the interest rate we are required to pay our customers to retain their deposits, as is currently being experienced in our Channel Islands and UK segment. This could occur, for instance, if we are faced with competitive or regulatory pressures to increase rates on deposits. In addition, our cost of funding would increase if the interest rates we are required to pay for other sources of funding increases. Moreover, increases in interest rates may decrease customer demand for loans as the higher cost of obtaining credit may deter customers from seeking increases in or new loans. Further, the effects of inflation and rising interest rates may lead to liquidity issues for borrowers and debt covenant violations. An increase in interest rates may lead to the need for borrowers to amend the terms of existing debt agreements or obtain waivers if they no longer satisfy debt covenants. Changes to existing debt arrangements may represent restructuring, modification or extinguishment, which might lead to an increased number of delinquent loans and defaults, which would affect the value of our loans. Changes in interest rates may negatively affect the value of our assets and our ability to realize gains or avoid losses from the sale of those assets, all of which may also ultimately affect earnings and capital, as well as our regulatory solvency position.
Continued elevated levels of inflation could pose a risk to our financial performance.
Global economies, including the jurisdictions in which we operate, are experiencing elevated levels of inflation. The duration and severity of the current inflationary period is unknown and cannot be estimated with precision. Increased costs as a result of inflation could reduce our profit margins or could result in deposit outflows, which could also negatively impact our liquidity. Inflation may also result in reduced valuations on long duration financial assets and real estate and impact the value of collateral pledged for loans. Additionally, inflation has increased volatility and uncertainty in the business environment, which could adversely impact loan demand and our clients’ ability to repay indebtedness. A failure to accurately anticipate higher inflation may result in mispricing of our products. As a result, a sustained period of high inflation in our key markets could adversely affect our business, financial position or results of operations.
Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.
Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. For example, decreases in global market interest rates in 2020 and 2021 increased prepayment speeds and resulted in lower yields on the Bank's investments. Conversely in 2022, increases in global market interest rates decreased prepayment speeds resulting in higher yields on the Bank’s investments. Prepayments also require us to recognize net premiums or commissions as income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.
The value of the securities in our investment portfolio may continue to decline in the future.
As at December 31, 2022, we owned $5.7 billion of investment securities consisting primarily of securities issued by the US government and US governmental agencies and recorded net unrealized losses in our AFS and HTM portfolios of $220.2 million and $540.6 million, respectively, due to changes in fair value as a result of rapidly rising long-term market interest rates. In 2022, our investment portfolio had an average yield of 1.91%.
The fair value of our investment securities may continue to be adversely affected by market conditions, including future changes in interest rates and the occurrence of any events adversely affecting the issuers of particular securities in our investment portfolio. We perform periodic reviews to determine if a credit impairment exists. Our Group Asset and Liability Committee reviews the results of the impairment analysis and advises whether a credit impairment exists. The process for determining whether a credit impairment exists usually requires complex, subjective judgments about the future financial performance of the issuer of the relevant security in order to assess the probability of receiving all contractual principal and interest payments on the security.
We did not record any credit impairment losses on investments in the years ended December 31, 2022, 2021 and 2020. We may be required to recognize credit impairments in the future periods, which could have an adverse effect on our business, financial conditions or results of operations. See "- If we are unable to effectively manage our liquidity we may need to seek additional financing and our business, financial condition or results of operations could be adversely affected."
Volatility levels and fluctuations in foreign currency exchange rates may affect our business, financial position and results of operations.
We are exposed to foreign currency risk as a result of our holdings of foreign currency denominated assets and liabilities, investments in foreign subsidiaries, and future foreign currency denominated revenues and expenses. Fluctuations in exchange rates may raise the potential for losses resulting from foreign currency trading positions, where aggregate obligations to purchase and sell a foreign currency do not offset each other or offset each other in different time periods. Exchange rate volatility may have negative impacts on our business, financial position and results of operations. For example, the GBP/USD volatility experienced in the latter half of 2022 significantly impacted the value of GBP-denominated loans and deposits recorded on our consolidated balance sheets.
We also provide foreign exchange services to our clients, including trading on behalf of clients in all major currencies and providing hedging solutions to manage foreign exchange risk. Foreign currency volatility influences the level of client activity. Changes in client activity may result in reduced foreign exchange trading income.
In addition, the Bermuda Dollar and the Cayman Islands Dollar are pegged to the US Dollar at exchange rates of 1 Bermuda Dollar to 1 US Dollar and 1 Cayman Islands Dollar to 1.20 US Dollars, respectively. However, we cannot make assurances that these pegs will be maintained. In the event that the Bermuda Dollar or Cayman Islands Dollar is de-pegged or the current ratios are changed, including as a result of changes in laws, regulations or policies in these jurisdictions, the value of our financial position or results of operations could be adversely affected. Moreover, our US Dollar deposits are used to fund mortgages in Bermuda Dollars and Cayman Islands Dollars. As the Bermuda Dollar and the Cayman Islands Dollar are pegged to the US Dollar, we do not engage in hedging activities to counteract this currency risk. If the Bermuda Dollar or Cayman Islands Dollar ceased to be pegged to the US Dollar at the current ratios, however, we could be exposed to significant currency risks.
A decline in the residential real estate market, including in Bermuda, the Cayman Islands, the Channel Islands and the United Kingdom, could increase the risk of loans being impaired and could have an adverse effect on our business, financial condition or results of operations.
We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. As at December 31, 2022, approximately 55% of our Bermuda loan portfolio, net of allowance for credit losses, was composed of residential mortgages in Bermuda; approximately 65% of our Cayman Islands loan portfolio, net of allowance for credit losses, was composed of residential mortgages in the Cayman Islands and approximately 86% of our Channel Islands and UK loan portfolio, net of allowance for credit losses, was composed of residential mortgages in the Channel Islands and the UK. A decline in the real estate market, in particular in Bermuda, the Cayman Islands, the Channel Islands and the UK, would mean that the collateral for our loans would hold less value. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on the defaulted loans. Declines in the real estate market, including as a result of lower infrastructure spending in the markets in which we operate, could also adversely affect demand for new loans, further decreasing the interest revenue generated by our loan portfolio. In addition, if our estimate for our allowance for credit losses proves to be inadequate, we will have to increase the allowance accordingly and may have future charge-offs. This may lead to impairment charges on loans and other assets, higher costs and higher incurred provisions for credit losses.
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
We seek to grow both organically and through acquisitions. In the past several years, we have made various acquisitions and investments intended to complement and expand our businesses, including our September 2022 agreement with Credit Suisse to acquire its trust business in Singapore, Guernsey and The Bahamas, which is expected to be completed in 2023. Our long-term growth strategy includes identifying and effecting selective acquisitions in our core geographies, but we cannot be sure that we will be able to continue to identify suitable acquisition candidates or investment opportunities. Even if we identify suitable targets, there can be no assurance that we will be able to obtain the necessary funding on acceptable terms, if at all, to finance any of those potential acquisitions or investments.
We may also be required to obtain regulatory approval (including from the BMA) prior to any potential acquisition or investment depending on the transaction and the laws and regulations of the target’s country of incorporation. Regulators consider a number of factors when determining whether to approve a proposed transaction, and we may have difficulty obtaining the necessary regulatory approvals, government permits or licenses required for such acquisitions. We may fail to pursue, evaluate or complete strategic and competitively significant business opportunities as a result of our inability, or our perceived inability, to obtain any required regulatory approvals in a timely manner or at all.
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
In addition, a significant portion of the purchase price of companies that we may acquire may be allocated to goodwill and other intangible assets. Intangible assets are tested for impairment annually or when there is a triggering event requiring such testing; an intangible asset that is subject to amortization is periodically reviewed for impairment. Goodwill is tested for impairment on an annual basis. As at December 31, 2022, we had $22.9 million and $51.5 million of goodwill and intangible assets, respectively. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects.
If we are unable to effectively manage our liquidity we may need to seek additional financing and our business, financial condition or results of operations could be adversely affected.
We need liquidity to pay our operating expenses, to fund depositor withdrawals, interest on our debt and dividends on our common shares, and to replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer.
Our main source of funding is customer deposits. As at December 31, 2022, we had $13.0 billion in deposits (55% USD deposits, 19% USD-pegged deposits), with 35% of our deposits derived from our Bermuda segment, 33% from the Cayman Islands segment, and 32% from the Channel Islands segment. In addition, we source funding from net income generated by the Bank, net of dividends paid, and to a lesser extent from other sources including the sale of securities to institutional counterparties under repurchase agreements and the sale of equity securities and AFS securities. Our deposit base includes both demand and term liabilities, with the significant majority of such deposits being demand deposits or are due within six months. Because we rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate may prevent us from obtaining necessary funding without incurring higher costs. Our deposit base includes deposits from commercial and institutional clients which may be more sensitive to financial strength rating changes. A significant withdrawal of deposits in either of these markets could significantly affect our liquidity and our ability to meet our funding needs.
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
We rely on third parties to provide services that are integral to our ordinary course operations, including providers of information technology, administrative or investment advisory services. These third party supported functions or operating systems may not function properly, become insufficient to support our evolving business needs or become defective or damaged as a result of a number of factors including events beyond our control. Enhancements and upgrades to third party supported infrastructure or operating systems entail significant time and costs, and create risks associated with implementing new systems and integrating them with existing ones. Due to the complexity of our systems, across multiple jurisdictions and product types, the process of enhancing our infrastructure and operating systems, including their security measures and controls, can create a risk of system disruptions and security issues. Similarly, we may not be able to timely recover critical business processes or operations that have been disrupted, which may further increase the associated costs and consequences of such disruptions. Although we have business continuity plans in place, cybersecurity and other safeguards in place to help provide operational resiliency, our business operations may be adversely affected by significant and prolonged disruption to our operating systems that support our businesses and customers. Furthermore, third parties on which we rely, could also introduce operational risk to us, including from information breaches or loss, breakdowns, cyber incidents, disruptions or failures of their own systems or infrastructure, or any deficiencies in the performance of their responsibilities. A material breach of customer data may negatively impact our business reputation and cause a loss of customer business; may result in increased expense to contain the event and/or require that we provide credit monitoring services for affected customers; may result in regulatory fines and sanctions; and/or may result in litigation. We rely on our outsourced service providers to implement and maintain prudent cybersecurity controls. We have procedures in place to assess a vendor's cybersecurity controls prior to establishing a contractual relationship and to periodically review assessments of those control systems; however, these procedures are not infallible and a vendor's system can be breached despite the procedures we employ. In addition, outsourcing is subject to regulatory controls in certain jurisdictions in which we operate and we may not always be able to obtain approval to outsource on terms available or sought by us, which could adversely affect our ability to enter into outsourcing arrangements.
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
Uncertainty as to the nature of potential changes, alternative reference rates or other reforms may adversely affect market liquidity, the pricing of LIBOR-based instruments and the availability and cost of associated hedging instruments and borrowings. Payments under contracts referencing new reference rates may differ from those referencing LIBOR. The transition may change the Bank’s risk profile and require changes to its risk and pricing models, valuation tools, product design and hedging strategies. Although the Bank is unable to quantify the ultimate impact of the transition from LIBOR given the uncertain nature of the potential changes, it continues to monitor the developments related to the future of LIBOR in line with any regulatory or quasi-regulatory guidance. Moreover, the failure to manage any potential transition from LIBOR to a different reference rate, or rates, may adversely affect the Bank’s reputation, business and financial condition, and results of operations. As at December 31, 2022, the Bank had 72 loans totaling $290.8 million linked to LIBOR. This excludes one-week and two-month USD LIBOR which have already transitioned.
We face competition in all aspects of our business, and may not be able to attract and retain wealth management, trust and banking clients at current levels.
We compete with a broad range of financial institutions. Many of our competitors are larger and have broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. We face competition from other lending institutions and from numerous other providers of financial services, including the following:
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
The addition of new products and services, or modified products or services may subject us to implementation and reputational risk.
From time to time, we may introduce new activities or new technology through new products and services within business entities (e.g. in Guernsey and Jersey we are introducing retail products such as residential mortgages and credit cards). There may be substantial risks and uncertainties associated with these efforts. Insufficient planning may lead to an incomplete assessment and understanding of associated risks involved with new activities and may result in inadequate oversight and controls. New activities may increase strategic risk where not compatible with the bank’s risk appetite or strategic plan or do not provide an adequate return on investment; engagement of new activities without adequate due diligence and failure to provide adequate resources, expertise and experience to properly implement and oversee new activities. This can increase reputational risk and negative public opinion. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition, and results of operations.
The Bank's credit ratings have a direct effect on its competitive position, and declines in the Bank's ratings may increase the cost of borrowing funds and make our ability to raise new funds, attract and retain deposits or renew maturing debt more difficult, which may negatively affect long-term and short-term funding.
The Bank's credit strength ratings are an important component of its liquidity profile and competitive position. Ratings show each agency's view of our financial strength, operating performance and ability to meet debt obligations as they become due. Nationally recognized statistical rating organizations ("NRSROs") periodically review the financial performance and condition of banks and may downgrade or change the outlook on a bank's ratings due to, for example: a change in a bank's regulatory capital ratios; a change in an NRSRO's determination of the amount of capital cushion required to maintain a particular rating; an increase in the perceived risk of a bank's investment portfolio; reduced confidence in management; or other considerations that may or may not be under our control. The Bank has credit ratings from Standard & Poor's ("S&P"), Moody's Investor Service ("Moody's") and Kroll Bond Rating Agency ("KBRA"). Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. The Bank's ratings as at December 31, 2022 are shown in the table below:

Ratings
	KBRA	Moody's	S&P
Long-term issuer	A+	A3	BBB+
Short-term issuer	K1	P-2	A-2
Subordinated debt		A3
Long-term counterparty risk assessment		A2
Short-term counterparty risk assessment		P-1
A downgrade in our credit ratings could adversely affect clients' perception of us and our ability to compete successfully in the marketplace for deposits (or result in the withdrawal of deposits). A downgrade in our short-term debt ratings may affect our short-term funding capabilities. There has been no measurable correlation or effect on deposit levels during previous downgrades and, as a result, historically, no material impacts on the Bank's operations or results.
Negative changes in the Bank's long-term credit ratings would also likely increase the cost of raising long-term funding in the capital markets or of borrowing funds. Even where we can access the capital markets, negative changes in our ratings could affect our share price and make any equity offerings more difficult and dilutive to current shareholders, further driving down the Bank's share price. Our ability to replace maturing or existing debt may be more difficult and expensive. In addition, our lenders and counterparties in derivative transactions are sensitive to the risk of a ratings downgrade. However, we may issue additional debt securities in the future which may increase the impact of a one-notch downgrade in credit ratings.
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
Our ability to implement our strategic plan and our future success depends on our ability to continue to attract, retain and motivate highly skilled, diverse and qualified personnel, including our senior management and other key employees and directors, competitively with our peers. The marketplace for skilled personnel is competitive, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. For example, labor shortages and increased turnover in recent years has increased the cost of hiring, incentivizing and retaining skilled personnel. Increased turnover and the shortage of employees may put stress on internal control environments. While the Bank has experienced slightly higher turnover levels in 2022 as compared to historical averages, we don't consider them to be material or systemic in nature. The failure to attract or retain, including as a result of an untimely death or illness of key personnel, or replace a sufficient number of appropriately skilled and key personnel could place us at a significant competitive disadvantage and prevent us from successfully implementing our strategy or effectively managing our risk framework and business operations. This could impair our ability to implement our strategic plan successfully, achieve our performance targets and otherwise have an adverse effect on our business, financial condition or results of operations.
We may also be unable to attract and retain staff due to our locations. Many of our employees are employed in Bermuda, the Cayman Islands, and the Channel Islands, which are small markets. Therefore, location may be an impediment to attracting and retaining experienced personnel. Further, immigration laws in small markets impose limitations on attracting experienced personnel.
In addition, governmental scrutiny with respect to matters relating to compensation and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision in certain markets in which we operate or are regulated. Future legislation or regulation or government views on compensation may result in us altering compensation practices in ways that could adversely affect our ability to attract and retain talented employees.

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
As previously publicly announced, in November 2013, the USAO applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The purpose of these summonses was to identify US persons who may have been using our banking, trust, or other services to evade their own tax obligations in the United States. The Bank cooperated with the US authorities in their investigation and reached a resolution with the US Department of Justice in July 2021. The resolution was in the form of a non-prosecution agreement with a three-year term and payment of $5.6 million.
Requirements and expectations from our regulators and other stakeholders on environmental, social and governance issues could significantly impact our business.
Regulators, investors and customers are increasingly focused on ESG issues. Certain of our regulators have proposed or adopted, or may propose or adopt, ESG-related rules or standards that could apply to our business. Other stakeholders have also proposed or adopted ESG-related standards or policies, and may evaluate our business and other practices according to such requirements, standards and policies, which are continually evolving and not always clear. ESG regimes in different jurisdictions and ESG standards used by different stakeholders may also impose different and potentially conflicting requirements, or reflect inconsistent or conflicting values or agendas. See also "- Our international business model exposes us to various and possibly conflicting regulatory regimes across multiple jurisdictions."

We may need to incur significant costs in order to meet the expectations of our regulators and other stakeholders on ESG issues. Our policies and processes to evaluate and manage ESG standards in coordination with other business priorities may not prove completely effective or satisfy regulators, investors, customers, or other stakeholders. As a result, we could face adverse regulatory, investor, customer, media, or public scrutiny leading to business, reputational, or legal challenges.
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
We rely heavily on communications and information systems to conduct business. In particular, we rely on technology to provide key components of our information system infrastructure, including loan, deposit and general ledger processing, risk management information collection and processing for internal control purposes, internet connections and network access. Any disruption in service of these key components, for example due to system errors, a natural catastrophe, or the termination of any third-party software licenses upon which any of these systems is based, could adversely affect our ability to effectively deliver products and services to clients, to detect, assess and manage risk and otherwise to conduct operations. See "- We rely on third parties to provide services that are integral to our ordinary operations, and their failure to perform in a satisfactory manner could negatively affect us.” Furthermore, any security breach, due to computer viruses, programming, malfeasance or human errors or other events or developments, of information systems or data, whether managed by us or third parties, could interrupt our business, harm our reputation or cause a decrease in the number of clients using our services. The financial services industry is continually undergoing rapid technological change with frequent introductions of new, and technology-driven products and services. We face the risk of having to establish and maintain further improved technological capabilities, and our future success depends, in part, on our ability to recognize and implement new technologies to address our operational and internal control needs, operational efficiencies and to meet the demands of our clients. See "- Cyber-attacks, distributed denial of service attacks and other cybersecurity matters, if successful, could have an adverse effect on our business, financial condition or results of operations.”
The widespread adoption of new technologies, including cryptocurrencies and payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities or other technological-based distribution channels . The persistence or acceleration of this shift in demand towards internet and mobile banking may necessitate changes to our retail distribution strategy, which may include restructuring our branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to reform our retail distribution channel.
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
Cyber-attacks, distributed denial of service attacks and other cybersecurity matters, if successful, could have an adverse effect on our business, financial condition or results of operations.
In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and store sensitive, proprietary or confidential data. The secure processing, storage, maintenance and transmission of this data is critical to our operations and reputation. We are under continuous threat from cyber-attacks, especially as we continue to expand customer capabilities to utilize the internet and other remote channels to transact business. If any of our data were mishandled, misused, improperly accessed, lost or stolen, or if our operations were disrupted, we could suffer significant financial, reputational or other damages. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. These risks may be more likely where third party vendors have access to or process data on our behalf. While such attacks are infrequent, they could present significant reputational, legal and regulatory costs to us if successful. In addition, the nature of cyber-attacks is constantly and rapidly evolving, and attempts to infiltrate our systems may not be recognized until launched against us and in some cases are designed not to be detected. Although we make significant efforts to maintain the security and integrity of our information systems, there can be no assurances that our security measures will be effective.
Third parties with whom we or our customers do business also present operational and information security risks to us, including security breaches or failures of their own systems. Cyber-attacks at third party service providers are also becoming increasingly common and, as a result, risks relating to cyber-attacks on our vendors have been increasing. We also face risks related to cyber-attacks and other security breaches in connection with credit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks (e.g., Visa or Mastercard), our processors, and clearing banks. Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them, including from remediation costs, increased future protection costs, reputational harm, loss of customers and potential regulatory inquiries and/or civil litigation. We also rely on numerous other third-party service providers to conduct other aspects of our business operations and face similar risks relating to them.
Our increased use of cloud and other technologies may expose us to security weaknesses that may increase our risks to data breaches, data loss, data leakage, account hijacking, insecure application programming interfaces and other potential cyber-risk events. Many of our employees (and staff of service providers) now work remotely or from other sites. These working arrangements could potentially provide increased opportunities for cyber threat actors to exploit. We cannot provide assurances that the safeguards we have put in place or may implement in the future will prevent all unauthorized infiltration or breach, or that we will not suffer material losses related to a security breach in the future.
In recent years, U.S. regulators, including the FDIC, SEC, and the Financial Industry Regulatory Authority (“FINRA”), have made statements concerning cybersecurity risk management, preparedness and resiliency for financial institutions such as us. These statements range from issues with respect to client account protections to business continuity, and represent the regulators’ expectations for financial institutions to have more robust cybersecurity risk management and a preparedness and resiliency program for themselves and their service providers. A financial institution is also expected to develop processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution, or its critical service providers, fall victim to this type of cyber-attack. Any cyber incidents, such as those of our third party vendors, could result, among other things, in increased regulatory scrutiny and adverse regulatory or civil litigation consequences.
The occurrence of a cyber-threat scenario could cause interruptions in our operations and result in the incurrence of significant costs, including those related to forensic analysis and legal counsel, each of which may be required to ascertain the extent of any potential harm to our customers, or employees, or damage to our information systems and any legal or regulatory obligations that may result therefrom. The occurrence of a cyber-threat may therefore have a material adverse effect on our financial condition and results of operations. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our clients.
Due to the increasing sophistication of such attacks, we have not been able, and may in the future not be able, to prevent denial-of-service or other cyber-attacks that could compromise our normal business operations or the normal business operations of our clients, or result in the unauthorized use or disclosure of clients’ confidential and proprietary information. The occurrence of any failure, interruption or security breach of network and computer systems resulting from denial-of-service or other cyber-attacks or security incidents could impact our ability to operate and serve our clients, damage our reputation, result in a loss of client business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could adversely affect our business, results of operations or financial condition.

Our risk management and compliance framework, systems and process, and related guidelines and policies, may prove inadequate to manage our risks, and any failure to properly assess or manage such risks could harm us.
We maintain an enterprise risk management program that is designed to identify, quantify, monitor, report and control the risks we face. We also maintain a compliance program to identify, measure, assess and report on adherence to applicable laws, policies and procedures. Our approach to risk management requires senior management to make complex judgments, including decisions (based on assumptions about economic factors) about the level and types of risk that we are willing to accept in order to achieve our business objectives. These also include the maximum level of risks we can assume before breaching constraints determined by regulatory capital and liquidity needs and our regulatory and legal obligations including, among others, from a conduct and prudential perspective. Given these complexities, and the dynamic environment in which we operate, the decisions made by senior management may not be appropriate or yield the results expected. In addition, senior management may be unable to recognize emerging risks quickly enough for us to take appropriate action in a timely manner. There can be no assurances that our framework for risk management, compliance and related controls will effectively mitigate risk and limit financial losses for our operations.
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
Our failure or inability to fully comply with the laws and regulations could lead to fines, public reprimands, reputational damage, civil liability, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, which could adversely affect our business, financial condition, results of operations or prospects. We could also be required to incur significant expenses to comply with new or revised regulations. Future developments or changes in laws, regulations, policies, voluntary codes of practice and their effects may require greater capital resources and significant management attention, and may require us to modify our business strategies and plans.
The costs of complying with, or our failure to comply with, US and foreign laws related to privacy, data security and data protection, such as the EU General Data Protection Regulation, could adversely affect our financial condition, operating results and reputation.

Regulatory authorities have increased their focus on how companies collect, process, use, store, share and transmit personal data. New privacy security laws and regulations, including the UK's Data Protection Act 2018, the Data Protection (Jersey) Law 2018, the Data Protection (Bailiwick of Guernsey) Law 2017, The Cayman Islands Data Protection Law 2017 (which became effective on September 30, 2019), Bermuda’s Personal Information Protection Act 2016, and the EU General Data Protection Regulation 2016, pose increasingly complex and rigorous compliance challenges, which may increase our compliance costs. Any failure to comply with data privacy laws and regulations could result in significant penalties, fines, legal challenges and reputational harm. See Item 4.B. "Business Overview - Supervision and Regulation".
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
In 2018, all major offshore jurisdictions enacted legislation in response to new requirements imposed by the EU’s ECOFIN regarding the need for entities registered in offshore jurisdictions to demonstrate economic substance. Compliance with these requirements is necessary to avoid a jurisdiction being placed on the EU’s list of non-cooperative jurisdictions for tax purposes. Many of the jurisdictions in which we operate, including Bermuda, the Cayman Islands, The Bahamas, Guernsey and Jersey have enacted legislation that requires entities registered, incorporated or continued under certain legislation in the respective jurisdictions engaged in “relevant activities” (which includes engaging in banking or financing activities) to satisfy economic substance requirements by maintaining a substantial economic presence in the respective jurisdiction. For example, in December 2018, Bermuda passed The Economic Substance Act 2018, the Cayman Islands passed the International Tax Co-operation (Economic Substance) Law, The Bahamas passed the Commercial Entities (Substance Requirement) Act, Guernsey passed the Income Tax (Substance Requirements) (Implementation) Regulations, 2018 and Jersey passed the Taxation (Companies - Economic Substance) (Jersey) Law 2019. Any entity that must satisfy economic substance requirements but fails to do so could face financial penalties, a restriction of its business activities or being struck-off as a registered entity in the relevant jurisdiction.
In October 2022, The Bahamas was added to the EU’s list of non-cooperative jurisdictions for tax purposes as the EU’s ECOFIN concluded that they failed to adequately address a number of recommendations of the OECD Forum on Harmful Tax Practices in connection to the enforcement of economic substance requirements. From February to October 2020, the Cayman Islands were on the EU’s list of non-cooperative jurisdictions for tax purposes. The EU’s ECOFIN concluded that the Cayman Islands did not have appropriate measures in place relating to collective investment vehicles, and in response the Cayman Islands adopted reforms sufficient to address this deficiency. Bermuda was similarly placed on the EU’s list of non-cooperative tax jurisdictions in March 2019, but removed from this list in May 2019 and added to the EU's list of cooperative tax jurisdictions in February 2020. EU Finance Ministers signaled their approval of the economic substance regulations by placing Jersey and Guernsey on the EU's list of cooperative tax jurisdictions in March 2019, and the OECD has endorsed Jersey and Guernsey’s domestic legal framework as being in line with the relevant standard. As the EU continues to monitor compliance by the jurisdictions in which we operate, further economic substance requirements imposed by these jurisdictions or a future addition of these jurisdictions to the EU's list of non-cooperative tax jurisdictions could have a material adverse effect on us.
We are required to obtain approval from our regulators before engaging in certain activities.
The laws, regulations, policies, voluntary codes of practice and interpretations applicable to us govern a variety of matters, including acquisitions and other activities we may engage in. As our primary lead regulator, the BMA requires that we obtain its prior consent, letter of no objection and/or approval before engaging in certain activities, including paying dividends on our common shares, entering into material acquisitions or issuing or repurchasing our common shares, and there can be no assurance that any regulatory approvals we may require will be obtained, either in a timely manner or at all. See "- Our strategy includes expansion of our business through acquisitions of, or investments in, other companies or new products and services, but we may not be able to achieve regulatory approval for such transactions or be able to achieve the anticipated cost savings, growth opportunities and other benefits anticipated from such transactions." Our regulators have the ability to compel us to, or restrict us from, taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Any restrictions on our business placed by a regulator could have a negative impact on our ability to execute on our growth strategy. See "- Laws in certain jurisdictions in which we operate and our bye-laws could adversely affect the rights of our shareholders or prevent or delay a change in control.” For example, if our capital levels are deemed insufficient by the BMA or otherwise, they may not approve our payment of a regular quarterly dividend.
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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ended December 31, 2022 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or for any future years. However, PFIC status is a factual determination and there are uncertainties in the application of the relevant rules. Moreover, the IRS may issue guidance in the future with different requirements to be a qualified foreign bank, which we may not satisfy. Accordingly, there can be no assurances that we will not be a PFIC for any particular year. If we were a PFIC in any taxable year during which a US shareholder owns our common shares and the US shareholder does not make a "mark-to-market" election, as discussed under the heading "Certain Taxation Considerations - Material US Federal Income Tax Consequences - US shareholders - Passive Foreign Investment Company Considerations," or a special "purging election," we generally would continue to be treated as a PFIC with respect to such US shareholders in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. US shareholders are urged to consult their own tax advisers with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our common shares.
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

We, like many financial institutions, remain under considerable regulatory scrutiny regarding our ability to prevent and detect financial crime. The financial crime threats we face have continued to evolve, often in tandem with broader geopolitical, socioeconomic and technological shifts in our markets, leading to challenges such as managing conflicting laws and approaches to legal and regulatory regimes.
Financial crime risk evolved during the COVID-19 pandemic, notably with the manifestation of fraud risks linked to the economic slowdown and resulting deployment of government relief measures. The accelerated digitization of financial services has fostered significant changes to the payments ecosystem, including a multiplicity of providers and new payment mechanisms, not all of which are subject to the same level of regulatory scrutiny or regulations as financial institutions. Developments around digital assets and currencies, notably the role of cryptocurrencies, are increasing regulatory and enforcement focus on the financial crimes linked to these types of assets. While we continuously monitor for financial crime, there is a risk that we may unknowingly becoming a party to, associated with, or accused of being associated with, money laundering or violations of sanctions laws or regulations which could damage our reputation and could make us subject to fines, sanctions and/or legal enforcement. Any one of these outcomes could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
Risks Relating to the Common Shares
Purchases of our common shares under our share repurchase program may result in the price of our common shares being higher than the price that otherwise might have existed in the open market.
On February 13, 2023, the Board of Directors approved a new share repurchase program. Pursuant to the program, the Bank is authorized to repurchase up to 3.0 million common shares of the Bank through February 29, 2024. This was executed following the expiration of the previous share repurchase program of 2.0 million common shares approved by our Board of Directors on February 14, 2022. The timing, manner, price and amount of any repurchases will be determined by the Company, in its discretion, based upon the evaluation of economic and market conditions, stock price, available cash, applicable legal and regulatory requirements and other factors, and which may include purchases pursuant to Rule 10b5-1 of the Exchange Act. The program does not require the Company to repurchase any specific number of shares and there can be no assurance that any shares will be repurchased under the program. The program may be suspended, extended, modified or discontinued by the Company at any time. These activities may have had the effect of maintaining the market price of our common shares or retarding a decline in the market price of the common shares, and, as a result, the price of our common shares may have been higher than the price that otherwise might have existed in the open market.
We are a "foreign private issuer" under US securities law. Therefore, we are exempt from certain requirements applicable to US domestic registrants.
Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of FPIs, including us, under the Exchange Act is different from periodic disclosure required of US domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about US domestic registrants. We are exempt from certain other sections of the Exchange Act to which US domestic registrants are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, our insiders and large shareholders are not obligated to file reports under Section 16 of the Exchange Act. See ‘‘Implications of Being a Foreign Private Issuer.”
As an FPI, we are also permitted by the NYSE to comply with Bermuda corporate governance practice in lieu of complying with certain NYSE corporate governance requirements. This means that we are not required to comply with NYSE requirements that:
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
With the exception of having shareholders approve equity compensation plans, we have elected to comply with the NYSE requirements listed above, notwithstanding the exemptions available to us as an FPI. However, as ongoing compliance is not required by the NYSE, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.
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
The dividend policy described under Item 8.A. "Consolidated Statements and Other Financial Information - Dividend Policy" should not be construed as a dividend forecast. Our results of operations and financial condition are dependent on our performance. There can be no assurance that we will declare and pay dividends in the future. Any decision to declare and pay dividends in the future will be subject to the prior approval of the BMA and be made at the discretion of the Board. Such dividends shall be declared and paid by the Board only as permitted under applicable law. In determining the amount of any future dividends, factors the Board may take into account include: (1) our financial results; (2) our available cash, as well as anticipated cash requirements (including debt servicing); (3) our capital requirements, including the capital requirements of our subsidiaries; (4) our capital requirements to fund potential acquisitions; (5) contractual, legal, tax and regulatory restrictions on, and implications of, the declaration and payment of dividends by us to our shareholders or share repurchase activity; (6) general economic and business conditions; (7) restrictions applicable to the Bank and its subsidiaries under Bermuda and other applicable laws, regulations and policies, including the requirement to obtain a letter of no objection from the BMA for the payment of dividends on our common shares; and (8) any other factors that the Board may deem relevant. Therefore, there can be no assurance that we will declare or pay any dividends to holders of the common shares, or as to the amount of any such dividends.
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
General Risk Factors
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
In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty and in rising interest rate environments), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our allowance for credit losses may not reflect accurate loan impairments. This could have an adverse effect on our business, financial condition or results of operations.
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
We are a company incorporated under the laws of Bermuda, incorporated on October 22, 1904, pursuant to The N.T. Butterfield & Son Bank Act, 1904 (the "Butterfield Act"). We are registered with the Registrar of Companies in Bermuda under registration number 2106. Our registered office and principal executive offices are located at 65 Front Street, Hamilton, HM 12, Bermuda. Our agent for service of process in the United States is C T Corporation System, 28 Liberty Street, New York, New York 10005. Our telephone number is (441) 295 1111. We maintain a website at www.butterfieldgroup.com. Neither this website nor the information on or accessible through this website is included or incorporated in, or is a part of, this report.
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
•In September 2022, we entered into an agreement to acquire the Credit Suisse global trust businesses operating in Singapore, Guernsey and The Bahamas. This transaction is expected to close in 2023.

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
For the year ended December 31, 2022, we generated $549.3 million in net revenue after provision for credit losses and other gains/losses ("net revenue"). Our total net revenue, before inter-segment eliminations, by each of our three geographic segments and our non-reportable "Other" segment for the years ended December 31, 2022, 2021 and 2020 are as follows:

	For the year ended
In millions of $	2022	2021	2020
Net Revenue
Bermuda	$248.6	$233.7	$238.0
Cayman Islands	$182.0	$150.7	$145.6
Channel Islands and the UK	$107.1	$105.2	$101.9
Other	$29.5	$27.6	$14.4
As at December 31, 2022, we had $14.3 billion in total assets, $5.1 billion in net loans, $13.0 billion in total deposits (55% USD deposits, 19% USD-pegged deposits), $106.2 billion and $32.2 billion of trust and custody businesses assets under administration, respectively, and $5.0 billion of assets under management.
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
From 2017 to 2022, our GAAP net income to common shareholders and our core net income to common shareholders ("Core Net Income to Common")(1) had compound annual growth rates ("CAGR") of 5.7% and 5.2%, respectively. Our earnings generation has allowed us to build capital to return to shareholders and invest strategically, both organically and through acquisitions, to further enhance the growth prospects of our Company. We aim to continue to build excess capital in the future, which we can redeploy into growing our business and return to shareholders.

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

Our Markets
The charts below provide the geographic distribution of our Net Revenue for the year ended December 31, 2022.

Segment Distribution of Net Revenue

Other 5%
Channel Islands
and the UK 19%
Bermuda 44%
Cayman 32%

2022 Net Revenue: $549.3 million

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
Our asset management business line operates in Bermuda, the Cayman Islands, and Guernsey. As at December 31, 2022, 71% of our AUM was in Bermuda, 16% was in the Cayman Islands, and 13% was in Guernsey. In Bermuda and the Cayman Islands, a majority of our institutional and private clients are domestic from a domicile perspective while a majority of our clients in Guernsey are tied to our trust business and are international in nature.

Our International Network and Group Structure
The following map presents the several geographic regions in which our business operates. Business support centers in Canada and Mauritius are not shown.
The following chart presents our corporate structure, indicating our principal regulated subsidiaries as at December 31, 2022. All of the subsidiaries listed below are wholly owned by the Bank.
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
The Bahamas
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
Jersey
Butterfield Bank (Jersey) Limited provides deposit-taking, mortgage lending, investment business and custody services.
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
The Bermuda banking industry currently consists of four licensed banks and one licensed deposit-taking institution. These include one subsidiary of an international bank, HSBC, and three domestic institutions: Butterfield, Bermuda Commercial Bank and Clarien Bank. In the Cayman Islands, the Bank is one of six Class 'A' full service retail banks licensed to conduct business with domestic and international clients. There are also 3 non-retail Category 'A' banks and 83 limited service Category 'B' banks according to CIMA. In the Channel Islands, Guernsey has 20 licensed banks and Jersey has 20, the majority of which are subsidiaries of global banking groups and brands such as Barclays, RBS, Lloyds, Credit Suisse, Investec, Royal Bank of Canada and Northern Trust. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds. We view HSBC in Bermuda and Scotia Bank and CIBC FirstCaribbean in the Cayman Islands as our most significant competitors in those markets.
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
Our deposits are generated principally by our banking business line, which offers retail and corporate checking, savings, and term deposits through our segments in Bermuda, the Cayman Islands and the Channel Islands. In addition, wealth management, through its private banking business line, also provides deposit services to high net worth and ultra-high net worth clients in those same geographic segments. As at December 31, 2022, our Bermuda, Cayman Islands and Channel Islands and the UK segments contributed $4.5 billion, $4.3 billion and $4.2 billion, respectively, to our total deposit base.
Total deposits as at December 31, 2022 were $13.0 billion, down 6.3% over total deposits as at December 31, 2021. Demand deposits, which include checking, savings and call accounts, totaled $9.9 billion, or 76.1% of our total deposits, as at December 31, 2022, compared to $10.9 billion, or 78.8%, as at December 31, 2021. Term deposits totaled $3.1 billion as at December 31, 2022 compared to $2.9 billion as at December 31, 2021. The cost of funds on total deposits increased from 11 basis points in 2021 to 34 basis points in 2022. The decrease in deposit balances was driven by clients investing their funds and the strengthening of the US dollar. Cost of funds increased primarily due to the active repricing of deposits, particularly in the more competitive Channel Islands markets, driven by increased market interest rates.
Lending
We offer a broad set of lending products and services including residential mortgage lending, automobile lending, credit cards, consumer financing, and overdraft facilities to our retail customers, and commercial real estate lending, commercial and industrial loans, and overdraft facilities to our commercial and corporate customers. These offerings are provided to our retail, commercial, and private banking clients in our key jurisdictions of Bermuda and the Cayman Islands. We also offer residential mortgage lending through our banking business in the Channel Islands and to our high net worth and ultra-high net worth clients in the UK. Our loan portfolio, net of allowance for credit losses, stood at $5.1 billion as at December 31, 2022 compared to $5.2 billion as at December 31, 2021. The loan portfolio represented 35.6% of total assets as at December 31, 2022, and loans, net of allowance for credit losses, as a percentage of total deposits were 39.2%. The effective yield on total loans for the year ended December 31, 2022 was 5.91%, compared to 4.00% for the year ended December 31, 2021.
Residential Mortgage Lending
The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by way of first ranking charges over the residential property to which each specific loan relates, generally on terms which allow for the repossession and sale of the property if the borrower fails to comply with the terms of the loan. As at December 31, 2022, residential mortgages totaled $3.6 billion, accounting for approximately 69.7% of the Group's total gross loan portfolio with $40.4 million of residential mortgage non-accrual loans representing 64.1% of total non-accrual loans in the loan portfolio.
1 Based on interpretive data provided by the BMA and CIMA respectively.

Consumer Lending
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards and overdraft facilities to retail and private banking clients in the jurisdictions in which we operate. As at December 31, 2022, non-residential loans to consumers totaled $200.5 million, accounting for approximately 3.9% of the Group's total gross loan portfolio and approximately 1.5% of total non-accrual loans in the Group's loan portfolio.
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
As at December 31, 2022, our commercial real estate loan portfolio totaled $627.3 million, accounting for approximately 12.2% of the Group's total gross loan portfolio with $3.2 million of commercial real estate non-accrual loans representing 5.0% of total non-accrual loans in the loan portfolio.
Our commercial real estate loan portfolio is broken down into two categories: commercial mortgage and construction. As at December 31, 2022, commercial mortgages totaled $619.9 million, and construction loans totaled $7.5 million, accounting for approximately 98.8% and 1.2% of our commercial real estate loan portfolio, respectively.
Other Commercial Lending
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses. As at December 31, 2022, the Group's commercial loan portfolio, excluding loans to governments, totaled $441.9 million, accounting for approximately 8.6% of the Group's total gross loan portfolio and the Group's loans to governments totaled $281.5 million, accounting for approximately 5.5% of our total gross loan portfolio. There was $18.5 million of other commercial non-accrual loans representing approximately 29.3% of total non-accrual loans in the loan portfolio.
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
As at December 31, 2022, the Group held $5.7 billion in investments, representing approximately 40.0% of total assets.
Cash and Liquidity Management
We operate across multiple currency jurisdictions with multi-currency products. In our deposit taking jurisdictions—Bermuda, the Cayman Islands, Guernsey and Jersey—there are currently no dedicated central banks, and no pre-funded deposit insurance scheme infrastructures (such as the Federal Deposit Insurance Corporation in the United States), with the exception of Bermuda, where a pre-funded deposit insurance scheme has been implemented, and as described below in “- Supervision and Regulation” and Item 3.D. “Risk Factors - Risks Relating to the Markets in Which We Operate - Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result”. In addition, we do not have access to borrowing or deposit facilities with the US Federal Reserve or the European Central Bank; therefore, we conservatively manage client deposit balances and the liquidity risk profile of our balance sheets. This involves the retention of significant cash or cash equivalent balances, management of intra-bank counterparty exposure and management of a significant short-dated Canadian, UK and US Treasury Bill portfolio. As at December 31, 2022, the cash and cash equivalents of $2.1 billion was composed primarily of $1.7 billion in interest earning cash equivalents, which are investments with a less than 90-day duration. The remaining amounts were comprised of non-interest bearing and interest bearing deposits of $0.1 billion and $0.3 billion, respectively.
Foreign Exchange Services
We provide foreign exchange services in the normal course of business in all banking jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 81% of our foreign exchange revenue for the year ended December 31, 2022. We do not maintain a proprietary trading book. Foreign exchange commission income is generated from client-driven transactions and totaled $47.8 million during the year ended December 31, 2022.
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
Our custody service offers safekeeping services for physical and book-entry assets. Custody for listed securities is conducted through BNYM. Hedge funds, mutual funds and exchange traded funds are held by BBH. Trading in investment transactions is settled via our global sub-custodians, BNYM and BBH. Custody services are offered from our Bermuda, Cayman Islands and Channel Islands segments and complement core wealth management services offered by other parts of the Group, and we currently anticipate this business to grow in line with our wealth management business. Clients of our custody service include a wide range of investment funds and other investment vehicles, corporations and trusts whose related banking requirements are provided by the Bank. As such, the custody client base, in addition to delivering a fee based income, also provides cash balances and foreign exchange transaction flows.
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
From time to time, in the ordinary course of business, the Bank enters into agreements with the BMA under which the Bank agrees to achieve or maintain certain levels of capital and to obtain the BMA's prior approval or letter of no objection to take certain corporate actions. Certain actions that may not be taken without prior BMA approval include: (1) creating or increasing the authorized amount of, or issuing any class of shares; and (2) entering into a material acquisition.
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
The Bank is subject to the following requirements:
•CET1 as the primary and predominant form of regulatory capital, with a requirement of CET1 of at least 7.0% of RWA, inclusive of a minimum CET1 capital adequacy ratio of 4.5% plus a capital conservation buffer of 2.5%, but excluding the D-SIB surcharge described below. The BMA allowed Bermuda banks to make the one-time irrevocable election to exclude other comprehensive income on their AFS portfolios from CET1;

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
Effective February 29, 2020, the Bermuda Banking Association Code of Ethical Conduct was promulgated. This is a voluntary code that the Bank subscribes to. It sets out a number of guiding principles and commitments in the Bermuda banking industry for customers. The code complements the BDCA, and the code of conduct promulgated under the BDCA, in promoting best practice and encouraging higher standards for the benefit of customers through competition and market forces.
Bermuda Monetary Authority Act 1969
The Bermuda Monetary Authority Act 1969 established the BMA as a statutory corporate body responsible for, among other things, supervising, regulating and inspecting any financial institution which operates in or from within Bermuda (which includes the Bank). Specific areas of financial regulation, such as the banking industry, are also the subject of separate, specific legislation (some of which is discussed below), but this specific legislation is nevertheless administered by the BMA in its supervisory capacity. In addition to its supervisory functions, both under the Bermuda Monetary Authority Act 1969 and the specific legislation discussed below, the BMA is empowered to assist foreign regulatory bodies by requiring entities supervised and regulated by the BMA to furnish information on demand to the BMA in connection with foreign regulatory requests. In 2022, the objects of the BMA were expanded to include promoting the protection of customers using products and services provided by financial institutions (such as the Bank) through the oversight by the BMA of the conduct of business by those financial institutions.
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
Under the BDCA, any person who becomes a significant shareholder of a deposit-taking institution, which is defined to include persons, either individually or with associates (within the meaning of the BDCA), who (i) hold 5% or more of the shares in the institution or another company of which it is a subsidiary company; or (ii) are entitled to exercise, or control the exercise of 5% or more of the voting power at any general meeting of the institution or of another company of which it is such a subsidiary, must notify the BMA in writing of that fact within seven days. Failure to provide the BMA with prompt and appropriate notice would constitute an offense that could result in a fine.

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
In August 2022, the BMA published a new code of conduct issued pursuant to section 8A of the BDCA. The Bank is required to comply with this code of conduct, and the BMA has indicated that the Bank’s compliance with the BDCA code of conduct will be considered when determining whether the Bank’s business is being conducted in a prudential manner as required under the BDCA’s minimum criteria for licensing. The BDCA code of conduct seeks to ensure that, amongst other things, institutions licensed under the BDCA deal with their customers fairly and equitably. To this end, the BDCA code of conduct sets out principles the Bank is expected to observe in several key areas including compliance with laws, integrity and ethics, conflicts of interests, handling of customer information, internal management controls, publication and disclosure of license and cooperation with regulatory authorities.
Also in August 2022, the BDCA was amended to add provisions that give the Minister of Finance of Bermuda, in consultation with the BMA, the power to make regulations regulating any commercial or operational business fee, charge or penalty the Bank proposes to charge its clients. These provisions are not yet in force, and no related regulations have been issued to date.
Trusts (Regulation of Trust Business) Act 2001
The principal purpose of the Trusts (Regulation of Trust Business) Act 2001 (the "Trusts Business Act"), is to regulate "trust business," which is generally defined as providing the services of a trustee as a business, trade, profession or vocation. Under the Trusts Business Act, a license is required to conduct trust business in or from within Bermuda. Licenses are designated as either "unlimited" or "limited." Only bodies corporate are entitled to obtain unlimited licenses, which allow them to conduct trust business and solicit business from the public generally. Holding a license under the Trusts Business Act obliges the licensed undertaking to maintain a physical presence in Bermuda at which the licensed undertaking is directed and managed. A licensed undertaking is also required to hold all client funds separately from its own funds or funds held in respect of any other business and maintain such books of account and other records such that client funds may be readily identified at any time.
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
The Trusts Business Act prohibits a person from becoming a 10% shareholder controller or a majority shareholder controller of a licensed undertaking, unless such person provides written notice to the BMA of his intent to do so and the BMA does not object. It is an offense not to provide this notice. The definition of shareholder controller is set out in the Trusts Business Act, but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the Trusts Business Act): (i) holds 10% or more of the shares in the licensed undertaking or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the licensed undertaking or another company of which it is such a subsidiary or (iii) is able to exercise a significant influence over the management of a licensed undertaking or of another company of which the licensed undertaking is a subsidiary by virtue of holding shares in or an entitlement to exercise or control the exercise of the voting power at any general meeting of either the licensed undertaking or the other company concerned. A "majority shareholder controller" is defined under the Trusts Business Act as a shareholder controller which, among other things, (i) holds 50% or more of the shares in the licensed undertaking or another company of which it is a subsidiary company; or (ii) is entitled to exercise, or control the exercise of 50% or more of the voting power at any general meeting of the licensed undertaking or another company of which it is such a subsidiary.
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
A court in Bermuda may, on the application of the BMA, order the sale of any such shares. Any person may appeal to a tribunal constituted under the Trusts Business Act for a review of a notice of objection given by the BMA as described above. However, this right of appeal does not apply to a person in any case in which such person has failed to give a notice or has become or continued to be a controller in contravention of the Trusts Business Act. In addition, if a person has had their license revoked or has been subject to any of the restrictions set forth above, the tribunal may confirm or reverse the decision which is the subject of the appeal but shall not have power to vary it except:
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
Investment Business Act 2003
The Investment Business Act 2003 (the "Investment Business Act") prohibits any person from carrying on, or purporting to carry on, an investment business in or from within Bermuda unless that person holds a license granted under the Investment Business Act, or is registered as a Class A registered person or a Class B registered person under the Investment Business Act (or is otherwise designated as non-registrable). A person is deemed to carry on investment business in or from Bermuda if it is incorporated or formed in Bermuda and carries on investment business, or is incorporated or formed outside of Bermuda and carries on investment business in or from Bermuda. The Investment Business Act defines "investment business" broadly as the business of dealing in investments, arranging deals in investments, managing or offering investments and giving advice on investments.
Under the Investment Business Act, the BMA is given the authority to grant licenses and to supervise license holders (which includes issuing codes of conduct or practice and making rules prescribing prudential and technical standards). The BMA will only grant a license if it is satisfied that the applicant complies with licensing criteria set out in the Investment Business Act, which include (without limitation) that controllers and senior executives of the applicant are fit and proper persons to carry on such business, the applicant company's business is effectively directed by at least two individuals (unless the BMA otherwise approves), the Board of the applicant has a number of non-executive directors considered appropriate by the BMA, the applicant's business is conducted in a prudent manner, the applicant maintains its principal place of business in Bermuda, the position of the applicant in the group does not obstruct effective consolidated supervision and the applicant will carry on the investment business with integrity and professional skill appropriate to the nature and scale of its activities.
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

The Investment Business Act prohibits a person from becoming a 10% shareholder controller or a majority shareholder controller of an investment provider, unless such person provides written notice to the BMA of his intent to do so and the BMA does not object. It is an offense not to provide this notice. The definition of 10% shareholder controller is set out in the Investment Business Act, but generally refers to a person who, among other things, either alone or with any associate or associates (within the meaning of the Investment Business Act): (i) holds 10% or more of the shares in the investment provider or its parent undertaking; (ii) is entitled to exercise, or control the exercise of 10% or more of the voting power in the investment provider or in the parent undertaking; or (iii) is able to exercise a significant influence over the management of the investment provider or its parent undertaking by virtue of the voting power in the investment provider or its parent undertaking. A "majority shareholder controller" is defined under the Investment Business Act as a shareholder controller which (i) holds 50% or more of the issued and outstanding shares in the investment provider or its parent undertaking; or (ii) is entitled to exercise, or control the exercise of 50% or more of the voting power in the investment provider or in the parent undertaking.
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
If ninety days pass from the date of notifying the BMA of a new shareholder controller or an increased shareholding/control beyond a shareholder controller's then current threshold, without the BMA serving a notice of objection, then the person may become a shareholder controller as requested in the notice. In practice, the BMA's procedure is generally to respond to a person's shareholder controller notification.
If a person becomes a shareholder controller or increases their shareholding/control in spite of the BMA's objection to his becoming a shareholder controller, or if a shareholder controller fails to comply with the foregoing notice requirements, or if a shareholder controller continues as such after being given notice of objection to his being a shareholder controller, the BMA may take certain actions, including revoking the relevant license where a shareholder controller holding 50% or more of the shares of the licensed company is involved or mandating that any specified shares become subject to one or more of the following restrictions:
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

Following the UK’s exit from the EU, the UK enacted the Sanctions and Anti-Money Laundering Act 2018 (SAMLA) as enabling legislation for a raft of economic and other sanctions, and money laundering and terrorist financing regulations. Regulations made under SAMLA have been extended to certain overseas territories (but not Bermuda, owing to Bermuda’s unique measure of self-government) by Order in Council (the “Orders”). Bermuda has separately applied the Orders in its domestic law under the International Sanctions Act 2003. They are listed in the International Sanctions Regulations 2013. Such action to apply the Orders in Bermuda ensures that the list of financial sanctions targets in Bermuda tracks the UK Sanctions List maintained by HM Treasury’s Office for Financial Sanctions Implementation. Bans on new investment and on financial or professional services also track applicable UK sanctions.
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
In addition, there are certain prior approval requirements pursuant to the BDCA, the Trusts Business Act, the CSPB and the Investment Business Act with respect to any person who seeks to become a "shareholder controller" (as defined in each of those Acts) of the Bank.
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
The majority of the operative provisions of PIPA, which include certain personal information privacy rights for individuals and specific obligations on organizations that control the processing of personal information, are not yet in force in Bermuda. The first Bermuda Privacy Commissioner was appointed with effect from January 20, 2020, and this appointment is an important step in bringing the remaining operative provisions of PIPA into force. As of December 2022, there is no clear timetable for the publication of PIPA codes of practice or the implementation of the remaining operating provisions, however, the Bermuda Throne Speech in November 2022 stated that the coming legislative session will see a phased implementation of PIPA.
The Cayman Islands
The Cayman Islands Monetary Authority ("CIMA")
Our activities in the Cayman Islands are regulated by CIMA. CIMA is responsible for currency management, regulation and supervision of the Cayman Islands financial services sector (which includes securities and investments business, banking, insurance and fiduciary services), advice to the Cayman Islands government and cooperation with overseas regulatory authorities. CIMA's principal focus is to promote and maintain a sound financial system in the Cayman Islands and to promote and enhance market confidence, consumer protection and the reputation of the Cayman Islands as a financial center.
CIMA has broad statutory powers of enforcement. These powers are intended to permit CIMA to have access to information held or maintained by a licensee as necessary and to enable CIMA to take appropriate remedial action if a licensee is in default of its obligations under applicable laws.
Relevant Legislation/Regulations
Banks & Trust Companies Act (2021 Revision)
The Banks and Trust Companies Act (2021 Revision) (the "BATCA") provides that it is an offense to conduct banking business or trust business without the appropriate license. Butterfield Bank (Cayman) Limited holds a category "A" banking license and a trust license, both issued by CIMA.

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
Pursuant to the IA, a company is required to hold a license in order to carry on insurance or reinsurance business or business as an insurance agent, insurance broker or insurance manager in or from the Cayman Islands. Butterfield Bank (Cayman) Limited (which is not itself an insurer) holds an insurance agent license, issued by CIMA, permitting it to solicit domestic business on behalf of not more than one general insurer and one long term insurer.
Companies Act (2022 Revision) as amended
Butterfield Bank (Cayman) Limited is an ordinary resident company incorporated in the Cayman Islands, meaning that, subject to it being licensed under the BATCA, it can carry on business within the Cayman Islands. Butterfield Bank (Cayman) Limited is required to comply with the requirements of the Companies Act (2022 Revision), this being the principal statute governing the incorporation and ongoing operations of the Cayman Islands companies.

Anti-Money Laundering Regulations (2020 Revision); Proceeds of Crime Act (2020 Revision); and Terrorism Act (2018 Revision), each as amended

Butterfield Bank (Cayman) Limited is subject to the Anti-Money Laundering Regulations (2020 Revision) (the "Regulations") made pursuant to the Proceeds of Crime Act (2020 Revision) (the "PCL"), each as amended. The Regulations apply to anyone conducting "relevant financial business" in or from the Cayman Islands intending to form a business relationship or carry out a one-off transaction. The Regulations require a financial service provider to maintain certain anti-money laundering procedures including those for the purposes of verifying the identity and source of funds of an "applicant for business" except in certain circumstances, including where an entity is regulated by a recognized overseas regulatory authority and/or listed on a recognized stock exchange in an approved jurisdiction. In addition, if any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct, or is involved with terrorism or terrorist property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (the "FRA"), pursuant to the PCL, if the disclosure relates to criminal conduct or money laundering; or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law (2018 Revision), if the disclosure relates to involvement with terrorism or terrorist financing and property.
The Cayman Islands Data Protection Act, (2021 Revision)
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
The DPA is centered on eight data protection principles under which personal data must:
•be processed fairly and only when specific conditions are met, including where consent has been given, where there is a legal obligation, or where it is necessary for the performance of a contract to which the data subject is a party. Additional conditions apply in respect of “sensitive personal data” (examples of which include racial or ethnic origin, political opinions, religious beliefs, trade union membership, genetic data, health, sex life and offenses);
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

Financial and Corporate Service Providers Act
The Financial and Corporate Service Providers Act provides regulations for the administration and supervision of all licensed financial and corporate service providers in The Bahamas. This Act details the obligations and duties of a licensee under the Act and sets out the supervisory powers of the Securities Commission over its licensees inclusive of penalties and sanctions for non-compliance.

Financial Intelligence and Reporting
The Financial Intelligence Unit Act provides for the establishment of the financial intelligence unit organization in The Bahamas that is responsible for receiving, analyzing, obtaining and disseminating information which relates to or may relate to the proceeds of offenses under the Proceeds of Crime Act or the Anti-Terrorism Act.
The Financial Transactions Reporting (Amended) Act and Regulations provides the basic requirements applicable to financial institutions in The Bahamas with respect to verifying the identities of facility holders and bank customers, the obligation to report suspicious transactions to the financial intelligence unit, and minimum record retention policies and procedures.
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
The Banking Supervision (Bailiwick of Guernsey) Law, 2020
The Banking Supervision (Bailiwick of Guernsey) Law, 2020 (the "BSL") provides that no person in the Bailiwick shall accept a deposit in the course of carrying on, whether in Guernsey or elsewhere, a deposit-taking business except under the authority of and in accordance with the conditions of a license granted by the GFSC. Butterfield Bank (Guernsey) Limited holds a license under the BSL. In order to be granted a license, a company's business must be carried on with prudence, integrity, professional skills and in a manner which will not tend to bring the Bailiwick into disrepute. The business must also be directed by at least two individuals who are resident in the Bailiwick of Guernsey with appropriate standing and experience and sufficiently independent of each other. Businesses must also adhere to codes, principles, rules and instructions issued from time to time.
Regulation of Fiduciaries, Administration Businesses and Company Directors, etc. (Bailiwick of Guernsey) Law 2020
The Regulation of Fiduciaries, Administration Businesses and Company Directors, etc. (Bailiwick of Guernsey) Law 2020 (the "Guernsey Fiduciaries Law") provides that only a person licensed by the GFSC under the Guernsey Fiduciaries Law can operate fiduciary businesses, which includes:
•formation, management and administration of trusts;
•company or corporate administration;
•provision of executorship services; and
•the formation and management of foundations.
The GFSC can grant three different categories of license, including a primary or secondary fiduciary license, which can only be granted to a company or a partnership, and a personal fiduciary license. The primary fiduciary license covers any director, manager, partner or employee acting in the course of their employment.
The Protection of Investors (Bailiwick of Guernsey) Law, 2020
Under the Protection of Investors (Bailiwick of Guernsey) Law, 2020 (the "POI Law"), a person shall not (subject to certain exemptions) carry on, or hold himself out as carrying on, any controlled investment business in or from within the Bailiwick, except under and in accordance with the terms of a license. For the purposes of the POI Law, a controlled investment includes collective investment schemes and general securities and derivatives. All Guernsey domiciled funds have to be authorized by or registered with the GFSC and be administered by a Guernsey licensed administrator. In addition, open-ended funds must also have a Guernsey-licensed custodian.

The Financial Services Commission (Bailiwick of Guernsey) Law, 1987
The Financial Services Commission (Bailiwick of Guernsey) Law, 1987 provides that the general functions of the GFSC are to supervise the finance business in the Bailiwick, to counter financial crime and the financing of terrorism and to maintain confidence in the Bailiwick's reputation as an international finance center.
The Criminal Justice (Proceeds of Crime) (Bailiwick of Guernsey) Law, 1999
The Criminal Justice (Proceeds of Crime) (Bailiwick of Guernsey) Law, 1999 established certain offenses in connection with the proceeds of criminal conduct including concealing or transferring the proceeds of crime, assisting another person to retain the proceeds of criminal conduct, acquisition, possession or use of proceeds of criminal conduct and tipping-off.
The Terrorism and Crime (Bailiwick of Guernsey) Regulations, 2007
The Terrorism and Crime (Bailiwick of Guernsey) Regulations, 2007 provides for a positive obligation on businesses to report internally any suspicions of money laundering. A money laundering reporting officer must be appointed to fulfil this function and to make disclosure to the relevant division of Guernsey's police unit.
Guernsey Banking Deposit Compensation Scheme (Bailiwick of Guernsey) Ordinance, 2008
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
Bank (Recovery and Resolution) (Jersey) Law 2017
The Bank (Recovery and Resolution) (Jersey) Law 2017 came into force in 2022 (except provisions in relation to contractual recognition of bail-in, which will be brought into force later). Butterfield Bank (Jersey) Limited is therefore now subject to the recovery and resolution powers, as well as investigatory powers, exercisable by the Jersey Resolution Authority. Butterfield Bank (Jersey) Limited is also subject to the bank winding up procedure set out in this Law, in place of all other existing Jersey law bankruptcy proceedings.
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
Both the Proceeds of Crime (Jersey) Law 1999 and the Terrorism (Jersey) Law 2002 provide for a positive obligation on businesses to report any suspicions of money laundering or terrorist financing. The Proceeds of Crime (Jersey) Law 1999 was also amended in 2022 to introduce an offense of failing to prevent money laundering by employees, agents, service providers or customers, as a result of failing to maintain and apply adequate prevention procedures.
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
Control
FSMA requires any person seeking to obtain (and in certain circumstances increase) control over Butterfield UK to first get approval from the FCA. A person will become a controller if it holds (itself or with another where they are acting together) (i) 20% or more of the shares of Butterfield UK or in any parent undertaking; or (ii) 20% or more of the voting power in Butterfield UK or any parent.

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
FINMA is responsible for granting the license and for taking any enforcement actions. In order to obtain a license from FINMA, a trustee will first need to affiliate to a Supervisory Organization, which is licensed and supervised by FINMA. The Supervisory Organization will conduct the day-to-day supervision and perform regular audits of the affiliated trustees. In order to obtain a license, the applicant must further, inter alia, comply with minimum capital requirements, have an appropriate level of own funds, an appropriate organization, qualified executives and generally meet a "fit and proper" requirement.
In accordance with the obligations for existing trustees under FinIA, Butterfield Trust (Switzerland) Ltd complies with the licensing requirements as set forth under FinIA, is affiliated to a Supervisory Organization (see below under Swiss Anti-Money Laundering Act) and has submitted its application for authorization with FINMA before December 31, 2022. In accordance with the transitional provisions under FinIA, Butterfield Trust (Switzerland) Ltd may continue to provide trustee services until FINMA has made a decision concerning authorization, provided it remains affiliated to a Self-Regulatory Organization or a Supervisory Organization for anti-money laundering compliance purposes.
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
On September 25, 2020, the Swiss Parliament adopted the revision of the DPA. The Federal Council has decided that the revised DPA will enter into force on September 1, 2023. The revised DPA provides for strengthened individuals' rights, increased transparency in data processing activities and extended governance and process rules for data controllers. The revised DPA also provides for increased fines for violation of duties under the revised DPA. The revisions further bring the DPA more in line with the EU General Data Protection Regulation (EU 2016/679), so that Switzerland may uphold its status as a country adequately protecting personal data from an EU perspective.
Singapore
Butterfield Trust (Asia) Limited holds a trust business license issued by the Monetary Authority of Singapore (“MAS”) pursuant to the Trust Companies Act 2005 ("TCA").

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

Anti-Money Laundering and the USA PATRIOT Act
A major focus of worldwide governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. In particular, United States anti-money laundering laws and regulations including the USA PATRIOT Act of 2001, and the Anti-Money Laundering Act of 2020 ("2020 AMLA"), applicable to non-US banks with operations in the United States, including banks that engage in transactions outside the United States with US persons or in US Dollars, such as the Bank, impose significant compliance and due diligence obligations.
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
Moreover, the 2020 AMLA requires the U.S. Treasury Department to issue National Anti-Money Laundering and Countering the Financing of Terrorism Priorities, conduct studies and issue regulations that may, over the next few years, significantly alter some of the due diligence, recordkeeping and reporting requirements that may be imposed on financial institutions. The 2020 AMLA also expands the US Department of Justice’s subpoena authority with respect to any foreign bank that maintains a correspondent account in the US, increases penalties for violations of US anti-money laundering laws and significantly expands a whistleblower award program, which could increase the prospect of regulatory enforcement. Many of the statutory provisions in the 2020 AMLA will require additional rulemakings, reports and other measures, and the impact of the 2020 AMLA will depend on, among other things, rulemaking and implementation guidance. In June 2021, the Financial Crimes Enforcement Network of the US Treasury Department issued the required priorities, which include: corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking, human trafficking and proliferation financing.
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
The following table presents average consolidated balance sheets and net interest income for the years indicated:

	For the year ended December 31
	2022			2021			2020
(in millions of $)	Average balance	Interest income (expense)	Average yield/ rate	Average balance	Interest income (expense)	Average yield/ rate	Average balance	Interest income (expense)	Average yield/ rate
Assets
Cash and cash equivalents — Interest bearing	1,903.9	19.8	1.04%	2,615.4	0.5	0.02%	2,481.6	7.2	0.29%
Securities purchased under agreement to resell	118.2	2.5	2.12%	148.1	0.9	0.60%	132.7	1.4	1.04%
Short-term investments	1,110.6	10.9	0.98%	1,208.7	0.1	0.01%	916.4	3.6	0.39%
Available-for-sale	2,581.8	38.9	1.51%	3,105.4	48.4	1.56%	2,346.3	50.6	2.15%
Held-to-maturity	3,476.3	76.9	2.21%	2,587.8	53.5	2.07%	2,166.2	58.6	2.70%
Investment in securities(1)	6,058.1	115.8	1.91%	5,693.2	101.9	1.79%	4,512.5	109.2	2.41%
Commercial loans	1,477.5	76.7	5.19%	1,585.8	72.1	4.55%	1,693.1	83.9	4.94%
Consumer loans	3,616.0	172.7	4.78%	3,614.0	149.5	4.14%	3,368.6	146.8	4.34%
Total loans, net of allowance for credit losses(2)	5,093.5	249.4	4.90%	5,199.9	221.5	4.26%	5,061.7	230.7	4.54%
Interest-earning assets	14,284.3	398.4	2.79%	14,865.3	324.9	2.19%	13,104.9	352.0	2.68%
Other assets	370.3			367.4			395.4
Total assets	14,654.6			15,232.7			13,500.3
Liabilities
Deposits	10,269.1	(45.2)	(0.44)%	10,845.3	(15.5)	(0.14)%	9,710.8	(25.1)	(0.26)%
Securities sold under agreement to repurchase	0.6	—	(3.95)%	—	—	—%	—	—	—%
Long-term debt	172.1	(9.6)	(5.58)%	171.7	(9.6)	(5.59)%	173.4	(9.3)	(5.35)%
Interest bearing liabilities	10,441.8	(54.8)	(0.52)%	11,016.9	(25.1)	(0.23)%	9,884.2	(34.4)	(0.35)%
Non-interest bearing current accounts	3,033.3			2,895.0			2,363.9
Other liabilities	284.3			295.1			280.6
Total liabilities	13,759.3			14,207.0			12,528.6
Shareholders' equity	895.3			1,025.7			971.7
Total liabilities and shareholders' equity	14,654.6			15,232.7			13,500.3
Non-interest bearing funds net of non-interest-earning assets (free balance)	3,842.5			3,848.4			3,220.7
Net interest margin		343.6	2.41%		299.8	2.02%		317.6	2.42%
Net interest spread			2.32%			1.95%			2.33%
Ratio of average interest earning asset/ interest bearing liabilities	136.8%			134.9%			132.6%
______________________________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)Interest income and rates on loans include loan fees (December 31, 2022: $6.3 million; December 31, 2021: $7.0 million and December 31, 2020: $6.3 million). Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented. Interest income on non-accrual loans is recognized only to the extent it is received in cash. See "Note 2: Significant accounting policies" of our audited consolidated financial statements for further information.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense
The following table presents the amount of changes in interest income and interest expense from December 31, 2021 to December 31, 2022 and from December 31, 2020 to December 31, 2021, due to changes in both average volume and average rate. Changes not solely due to volume or rate have been allocated to volume.

	2022 compared to 2021			2021 compared to 2020
(in millions of $)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)
	Volume	Rate		Volume	Rate
Interest income related to:
Cash and cash equivalents — Interest bearing	(7.45)	26.75	19.30	0.04	(6.74)	(6.70)
Securities purchased under agreement to resell	(0.65)	2.25	1.60	0.09	(0.59)	(0.50)
Short-term investments	(0.98)	11.78	10.80	(0.01)	(3.49)	(3.50)
Available-for-sale	(7.91)	(1.59)	(9.50)	11.74	(13.94)	(2.20)
Held-to-maturity	19.68	3.72	23.40	8.61	(13.71)	(5.10)
Total investment in securities(1)	11.77	2.13	13.90	20.35	(27.65)	(7.30)
Commercial loans	(5.67)	10.27	4.60	(5.07)	(6.73)	(11.80)
Consumer loans	0.09	23.11	23.20	9.76	(7.06)	2.70
Total loans, net of allowance for credit losses(2)	(5.58)	33.38	27.80	4.69	(13.79)	(9.10)
Total interest-earning assets	(2.89)	76.29	73.40	25.16	(52.26)	(27.10)
Interest expenses related to:
Deposits	2.53	(32.23)	(29.70)	(1.61)	11.21	9.60
Long-term debt	(0.02)	0.02	—	0.13	(0.43)	(0.30)
Total interest bearing liabilities	2.51	(32.21)	(29.70)	(1.48)	10.78	9.30
Change in net interest income	(0.38)	44.08	43.70	23.68	(41.48)	(17.80)
______________________________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.
(2)Interest income and rates on loans include loan fees (December 31, 2022: $6.3 million; December 31, 2021: $7.0 million and December 31, 2020: $6.3 million). Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.
Investment Portfolio
The following table presents an analysis of the weighted average yields for interest bearing debt securities that are not held at fair value through earnings as at December 31, 2022:

	Remaining term to maturity
	Within 1 year	1 to 5 years	After 5 through 10 years	After 10 years	No specific or single maturity	Total
Available-for-sale
US government and federal agencies	0.24%	1.09%	1.26%	—%	2.51%	1.77%
Non-US governments debt securities	4.80%	0.53%	—%	—%	—%	0.90%
Asset-backed securities - Student loans	—%	—%	—%	—%	1.69%	1.69%
Residential mortgage-backed securities	—%	—%	—%	—%	3.22%	3.22%
Weighted average yield(1)	0.85%	0.93%	1.26%	—%	2.52%	1.68%
Held-to-maturity
US government and federal agencies	—%	—%	—%	—%	2.51%	2.51%
Weighted average yield(1)	—%	—%	—%	—%	2.51%	2.51%
Total Weighted average yield(1)	0.85%	0.93%	1.26%	—%	2.51%	2.20%
___________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

Loan Portfolio
Maturity Profile of the Loan Portfolio
The following table presents certain items in our loan portfolio by contractual maturity as at December 31, 2022:

	Remaining term to average contractual maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 years through 15 years	After 15 years	No specific maturity(1)	Total
Commercial loans
Government	2.7	—	278.9	—	—	281.6
Commercial and industrial	73.6	177.4	78.1	—	—	329.1
Commercial overdrafts	124.6	—	—	—	—	124.6
Total Commercial loans	200.9	177.4	357.0	—	—	735.3
Commercial real estate loans
Commercial mortgage	29.7	107.7	474.4	8.0	—	619.8
Construction	—	2.5	2.0	2.9	—	7.4
Total Commercial real estate loans	29.7	110.2	476.4	10.9	—	627.2
Consumer loans
Automobile financing	1.0	18.9	0.9	—	—	20.8
Credit card	77.7	—	—	—	—	77.7
Overdrafts	44.4	—	—	—	—	44.4
Other consumer	17.3	20.5	16.4	3.2	—	57.4
Total Consumer loans	140.4	39.4	17.3	3.2	—	200.3

Total Residential mortgages	422.6	1,150.3	754.0	1,243.3	—	3,570.2

Non-interest bearing items without a contractual maturity(1)	—	—	—	—	(11.6)	(11.6)

Total	793.6	1,477.3	1,604.7	1,257.4	(11.6)	5,121.4

The following table presents our loan portfolio by maturity and type of interest as at December 31, 2022:

	Remaining term to average contractual maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 years through 15 years	After 15 years	No specific maturity(1)	Total
Loans with fixed interest rates:
Commercial loans	0.2	14.1	333.3	—	—	347.6
Commercial real estate loans	4.2	55.4	273.1	4.9	—	337.6
Consumer loans	2.2	2.5	2.5	2.5	—	9.7
Residential mortgages	129.8	594.9	252.7	543.1	—	1,520.5
Total Loans with fixed interest rates	136.4	666.9	861.6	550.5	—	2,215.4
Loans with floating or adjustable interest rates:
Commercial loans	200.7	163.2	23.8	—	—	387.7
Commercial real estate loans	25.6	54.8	203.2	6.0	—	289.6
Consumer loans	138.1	37.0	14.8	0.7	—	190.6
Residential mortgages	292.8	555.4	501.3	700.2	—	2,049.7
Total loans with floating or adjustable interest rates	657.2	810.4	743.1	706.9	—	2,917.6

Non-interest bearing items without a contractual maturity(1)	—	—	—	—	(11.6)	(11.6)

Total loans	793.6	1,477.3	1,604.7	1,257.4	(11.6)	5,121.4
(1)Included here are items without a contractual maturity such as deferred loans fees and fair value adjustments.

Credit Ratios
The following table presents our credit ratios for the years indicated:

	For the year ended December 31
(in millions of $)	2022	2021	2020
Allowance for credit losses to total loans outstanding:
Allowance for credit losses	25.0	28.1	34.1
Total loans outstanding	5,121.4	5,268.7	5,194.9
	0.5%	0.5%	0.7%
Non-accrual loans to total loans outstanding:
Non-accrual loans	63.1	61.0	72.5
Total loans outstanding	5,121.4	5,268.7	5,194.9
	1.2%	1.2%	1.4%
Allowance for credit losses to non-accrual loans:
Allowance for credit losses	25.0	28.1	34.1
Non-accrual loans	63.1	61.0	72.5
	39.6%	46.0%	47.0%
Net charge-offs (recoveries) during the period to average loans outstanding:
Commercial loans
Net charge-offs (recoveries) during the period	1.3	0.0	3.6
Average amount outstanding	741.4	758.1	852.9
	0.18%	0.01%	0.42%
Commercial real estate loans
Net charge-offs (recoveries) during the period	0.0	0.0	0.0
Average amount outstanding	647.3	747.0	750.3
	—%	—%	—%
Consumer loans
Net charge-offs (recoveries) during the period	1.6	-0.1	0.6
Average amount outstanding	195.7	211.1	228.2
	0.80%	(0.05)%	0.28%
Residential Mortgages
Net charge-offs (recoveries) during the period	2.7	2.5	1.7
Average amount outstanding	3,514.8	3,516.9	3,260.1
	0.08%	0.07%	0.05%
Total loans
Net charge-offs (recoveries) during the period	5.5	2.5	5.9
Average amount outstanding	5,093.5	5,199.9	5,061.7
	0.11%	0.05%	0.12%
Allowance for credit losses to loans outstanding remained flat at 0.5% in 2022 and 2021.
Non-accrual loans to total loan outstanding ratio remained flat at 1.2% in 2022 from 2021.
Net charge-off (recoveries) ratio increased from 0.05% to 0.11% in 2022 from 2021 mainly due to a charge-off on a commercial facility in Bermuda.

Allocation of the Allowance for Credit Losses

	December 31, 2022
(in millions of $)	Amount	Percent of loans in each category to total loans
Balance at End of Period Applicable to:
Commercial	12.1	14%
Commercial real estate	0.9	12%
Consumer	2.7	4%
Residential Mortgage	9.2	70%
	25.0	100%
See "Note 6: Loans" to our audited consolidated financial statements as at December 31, 2022 for the breakdown of allowance for credit losses by each loan category.
Deposits
The following table presents our deposits by category for the years indicated:

	For the year ended December 31
	2022		2021		2020
(in millions of $)	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Interest bearing deposits
Bermuda
Demand	2,120.7	(0.01)%	2,151.8	(0.02)%	1,879.8	(0.03)%
Term	658.5	0.89%	654.5	0.52%	961.3	0.90%
Total Bermuda	2,779.2		2,806.3		2,841.1
Non-Bermuda
Demand	5,308.4	0.18%	5,853.8	(0.04)%	5,190.0	0.02%
Term	2,181.5	1.35%	2,185.2	0.68%	1,679.7	0.96%
Non-Bermuda	7,489.9		8,039.0		6,869.7
Total interest bearing deposits	10,269.1		10,845.3		9,710.8
Non-interest bearing demand deposits
Bermuda	1,878.8		1,810.0		1,511.5
Non-Bermuda	1,154.5		1,085.0		852.4
Total non-interest bearing deposits	3,033.3		2,895.0		2,363.9

The following table presents the amount of uninsured deposits by reportable segment:

	As at December 31
(in millions of $)	2022	2021
Bermuda(1)	4,252.6	4,274.5
Cayman(2)	4,292.8	4,612.0
Channel Islands and the UK(3)(4)	4,161.9	4,702.8
	12,707.3	13,589.3
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

The following table presents the amount of uninsured time deposits by reportable segment and time to maturity as at December 31, 2022:

	Remaining term to contractual maturity
(in millions of $)	Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
Time deposits in excess of insured limit:
Bermuda	29.2	10.8	19.6	35.9	95.5
Channel Islands and the UK	138.9	36.5	11.4	—	186.8
Total time deposits in excess of insured limit	168.1	47.3	31.0	35.9	282.3
Time deposits in uninsured accounts:
Bermuda	339.1	107.0	104.5	19.4	570.0
Cayman	504.3	74.5	62.5	9.9	651.2
Channel Islands and the UK	1,077.6	185.6	263.1	—	1,526.3
Total time deposits in uninsured accounts	1,921.0	367.1	430.1	29.3	2,747.5

Total uninsured time deposits	2,089.1	414.4	461.1	65.2	3,029.8

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
The following table details our Net Revenue in total and by segment, as well as our total assets, total loans, total deposits, total AUA (which includes trust and custody AUA) and AUM for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

	For the year ended December 31
	2022	2021	2020
Net Revenue
% of Net Revenue from:
Bermuda segment	43.8%	45.2%	47.6%
Cayman Islands segment	32.1%	29.1%	29.1%
Channel Islands and the UK segment	18.9%	20.3%	20.4%
Other segment	5.3%	5.4%	2.9%

(in millions of $)
Summary Balance Sheet
Total Assets	14,306.1	15,335.2
Total Loans	5,096.4	5,240.7
Total Deposits	12,991.1	13,870.2
Assets under administration
Custody and other administration services	32,181.7	36,757.6
Trust	106,154.6	106,362.3
Assets under management
Butterfield Funds	1,752.5	1,757.6
Other assets under management	3,296.3	3,740.2

Market Environment

Our business is affected by international, regional and local economic conditions as well as the perception of future economic prospects. The significant macro-economic factors that impact our business include the US and global economic landscapes, unemployment rates, the housing markets and interest rates. As the year 2022 began, most market participants and central bankers believed that the inflationary pressures which began in 2021 would prove to be a temporary offshoot of COVID-19 related supply chain disruptions. As the year progressed, it became more clear that other forces, namely, both fiscal and monetary stimulus during the pandemic were fuelling more persistent aggregate demand and with it, continued inflationary pressures. Central banks responded by raising short term interest rates across the globe at a pace far more significant than had been anticipated by markets earlier in the year. As a result, the US bond market, in particular, logged its worst price performance in over 40 years with the 10-year treasury rate rising approximately 230 bps over the course of 2022. The US Federal Reserve raised its overnight target rate by a total of 425 bps, is engaged in quantitative tightening, and is signalling another +50-75 bps of rate hikes in the early part of 2023 to combat inflation. The impact of this monetary austerity is being felt throughout all types of financial assets and across all markets.

Bermuda Segment

Bermuda continues to recover from the pandemic, growing at an estimated 5.8% in 2021 but is projected to have grown at a slower pace in 2022, with most estimated forecasts at less than 2.0%. This can largely be attributed to an imbalance across sectors of the economy. International business, especially the reinsurance and captive insurance markets, continues to grow attracting billions in new capital. New company formations also continues to climb. Bermuda remains the world’s largest captive domicile and the third largest market for reinsurance underwriting as well as by far and away the largest market for insurance-linked securities. However, recovery for small- and medium-sized local enterprises has been sluggish. Retail activity is still well short of 2019 levels. Online sales remain a headwind and a good portion can be attributed to a slower than expected recovery in the hospitality sector. Guest visitor numbers have been constrained by less than ideal airlift capacity and,until recently, COVID-19 testing for visitors. The largest hotel (650 rooms) remains offline pending redevelopment and another large resort remains closed pending a sale. Tourism numbers are expected to continue to improve in 2023 with no testing requirements and a fuller schedule of cruise ship arrivals. However, a full recovery to pre-pandemic levels is still not likely before 2024 or 2025. Construction activity suffers from a lack of large projects but has been sustained by renovation work in the housing sector. There are an estimated 3,000 Airbnb beds now available on the island. In the real estate sector, rents continue to climb due to a lack of inventory against current demand. Housing sales have picked up from 2021 with a majority being cash buyers but still lag behind pre-pandemic levels. Government finances continue to improve with total revenue expected to exceed the target for the 2022-2023 fiscal year. Expenses have also risen to assist local Bermudians in need of financial support, but the deficit target of $70 million is forecasted to be met. Early in the year, debt that matured was successfully refinanced albeit at higher rates than prior years. The Bermuda government continues to pledge to bring the deficit to zero by the 2025-2026 fiscal year and thereafter run a surplus of at least $50 million to begin reducing the $3.1 billion in outstanding debt. All of the rating agencies have reaffirmed their debt ratings and maintain a ‘stable’ outlook for the jurisdiction. See Item 3.D. "Risk Factors - Risks Relating to the Markets in Which We Operate - Adverse economic and market conditions in Bermuda, the Cayman Islands and the Channel Islands and the UK, have in the past resulted in and could in the future result in lower revenue, lower asset quality, increased provisions and lower earnings" and Item 3.D. “Risk Factors - Risks Relating to the Markets in Which We Operate - A decline in tourism in Bermuda or the Cayman Islands could have a material adverse effect on our business, financial condition or results of operations”.

	2021P	2020R	2019	2018	2017
Bermuda GDP (in millions of BMD $)	7,287	6,887	7,423	7,226	7,142
% change from prior year	5.8%	(7.2)%	2.7%	1.2%	3.5%
Selected GDP Components:
Real estate and renting GDP (in millions of BMD $)	1,096	1,051	1,041	1,013	981
% change from prior year	4.3%	1.0%	2.8%	3.3%	5.6%
International business GDP (in millions of BMD $)	2,001	1,903	1,835	1,724	1,720
% change from prior year	5.1%	3.7%	6.4%	0.2%	0.1%
Source: Government of Bermuda, Department of Statistics, Annual Publication - 2021, Gross Domestic Product at current purchaser's prices, Table 4
Cayman Islands Segment

The Cayman Islands is experiencing a recovery in both cruise and stayover tourism following the cessation of all COVID-19 testing, vaccination and prevention mandates for visitors to its shores in August 2022. The first cruise ship passengers in two years began to arrive in late March 2022. Arrivals in 2022 are projected to have reached 70% of pre-pandemic levels. Cayman’s GDP is projected to have grown by 4% in 2022 as tourism continues to recover. GDP growth expectations for 2023 and 2024 are 2.5% and 2.0% respectively. The Cayman Islands government implemented prudent fiscal measures to support impacted businesses and individuals during a period of heightened inflation, estimated to be 10.1% for 2022 and trending downwards to historical averages over the next several years. Elevated pandemic related expenditures and reduced revenues are anticipated to result in an operating deficit of 0.4% of GDP in 2022. Government's prudent fiscal management should see budgets returning to fiscal surpluses of 0.7% in 2023 and 1.8% in 2024. The Cayman Islands government strategically locked in favorable long term lending arrangements to provide the financing for phased infrastructure projects. Real estate transaction levels reported the second highest sales level in 2022, 11% below 2021’s all-time record sales level of $1.1 billion.

	2021E	2020	2019	2018	2017
Cayman GDP (in millions of $)	6,144	5,609	5,943	5,530	5,153
% change from prior year	9.5%	(5.6)%	7.5%	7.3%	5.2%
Source: Economist Intelligence Unit
Channel Islands and UK Segment

2022 reflected a year of transition with the economies of Guernsey, Jersey and the UK reverting back to more normal levels of activity as COVID-19 restrictions were effectively removed during Q1 2022 and have not been re-introduced since. In 2021, the economies of Guernsey, Jersey and the UK estimated to have GDP growth of 10.3%, 10.8% and 7.5% respectively – reversing most of the contractions seen in 2020. 2022 has been characterized by a general improvement in economic activity across the economies of Guernsey, Jersey and the UK, but the impact of sharp increases in central bank interest rates from the end of 2021 has started to impact certain aspects of economic activity, most notably the housing markets.

The war in the Ukraine and its impact on global energy costs has resulted in inflation increasing significantly in all of our jurisdictions to approximately 8% in Guernsey, 10.4% in Jersey and 10% in the UK. This, together with the sharp increase in interest rates, will inevitably challenge each of these economies through an adverse impact on household expenditure.

In the UK, direct support to the economy in relation to COVID-19 ceased with the ending of the furlough scheme towards to end of 2021. Despite the onset of the "omicron" variant and a rapid increase in cases through early 2022, the UK started to "live with COVID" and by Q2 2022, final travel restrictions were lifted. The re-opening of the economy has been met with strong economic growth through 2021 and the first half of 2022. Returning economic activity to levels beyond the 2019 highs has been accompanied by a sharp rise in inflation driven by strong demand and supply chain issues. While originally seen as transitory, inflation forces become more ingrained as a result of the food and fuel crisis which followed the onset of the war in Ukraine. In an attempt to control inflation, the Bank of England has increased interest rates from 0.25% to 3.5% during 2022, with another 1% priced in for 2023. Inflation is starting to peak and shift lower, but this is coming at the cost of a weaker economy during the latter part of 2022, which will likely persist through 2023. Such weakness has already been reflected in financial markets and is likely to flow through to a housing market contraction (both transaction volume and house prices) as 2023 progresses.

Our operations in the Channel Islands and UK all use the Pound Sterling as their functional currency. Despite the Channel Islands being autonomous from the UK, their economies are closely linked to economic trends in both the UK and the eurozone due to the close relationships between the regions. See Item 3.D. “Risk Factors".

Against this backdrop, our banking businesses in the Channel Islands have benefited from loan demand from the local housing markets, cooled somewhat in the final quarter of the year in line with overall market conditions. Our loan offering has continued to be competitive in the UK market, specifically in the Prime Central London property market.

Current/Nominal (in £ Millions)	2021 CE	2020 CE	2019	2018	2017
Guernsey GDP (GVA Market/GBP)	3,446	3,125	3,248	3,170	3,101
Annual Changes (%)	10.3%	(3.8)%	2.6%	2.2%	5.7%
Source: States of Guernsey

	2021	2020	2019R	2018	2017
Jersey GDP (GBP (in £ millions))	5,087	4,592	5,108	4,803	4,710
Annual Changes (%)	10.8%	(10.1)%	6.4%	2.0%	0.9%
Source: States of Jersey
We continue to maintain a cautious stance with a liquid balance sheet, a conservative investment portfolio, and no reliance on wholesale funding. Total liquid cash and investments made up 61.3% of our balance sheet at December 31, 2022, which is slightly down from 63.3% at December 31, 2021.
The Bank continued to support customers and operate as permitted across all jurisdictions in 2022 without any support or concessions from governments or regulators in any of our operating jurisdictions.
2022 Overview
In 2022, our net income increased by $51.4 million to $214.0 million from $162.7 million in 2021. This increase is driven primarily by the impact of higher market interest rates on net interest income, increased non-interest income offset by higher non-interest expenses and a higher provision for future expected credit losses due to weaker macroeconomic forecasts. Management continued to focus on the diligent management of capital, expenses and risks, and maintaining our strong capital position with CET1 and Total capital ratios of 20.3% and 24.1%, respectively, as at December 31, 2022. For the year ended December 31, 2022, the Board declared four quarterly dividends of $0.44 per quarter totaling $1.76 for each common share held on record as of the applicable record dates, and repurchased 102,000 common shares from the existing share repurchase program. Subsequent to year end, the Board approved a new share repurchase program authorizing the purchase of up to 3.0 million common shares expiring on February 29, 2024. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory requirements. See Item 8.A. "Consolidated Statements and Other Financial Information - Dividend Policy" and Item 3.D. "Risk Factors – General Risk Factors - Holders of our common shares may not receive dividends" elsewhere in this report for further details.

The quality of our assets remained strong and total assets decreased year-over-year by $1.0 billion to $14.3 billion, driven primarily by decreased deposit levels in Cayman and the Channel Islands. Deposits decreased by $0.9 billion to $13.0 billion while loans decreased by $0.1 billion to $5.1 billion. The decrease in deposit balances was driven by the anticipated normalization of pandemic-related surge deposit levels and the impact of a strengthening US dollar on non-US dollar denominated deposits. The decrease in loans was driven by the Channel Islands and UK segment as a result of a decrease in the GBP/USD foreign exchange rate, the early repayment of a number of commercial facilities and is partially offset by the extension of a government facility in the Cayman Islands. Investments decreased by $0.5 billion to $5.7 billion driven by an increase in total net unrealized losses on the available-for-sale portfolio that is carried at fair value as a result of rising long-term US dollar interest rates. Overall liquidity remained strong, as measured by cash and cash equivalents, securities purchased under agreements to resell, short-term investments and investments in securities as a percentage of total assets, ending the year at 61.3% compared to 63.3% in the prior year.

Our shareholders’ equity decreased year-over-year by $112.7 million to $864.8 million, which was a result of negative mark-to-market movements in the value of our fixed income investments as long term US dollar rates have increased, common share repurchases and retirements throughout the year, partially offset by organic growth through net income net of dividends paid out during the year.
Key contributors to our 2022 results were as follows:
•Profitability:  Net income increased year-over-year by $51.4 million, or 31.6%, to $214.0 million, primarily due to higher market interest rates and increased non-interest income offset by higher non-interest expenses and a higher provision for future expected credit losses.
•Net interest margin:  NIM increased by 39 basis points to 241 basis points compared to 202 basis points in 2021, and the cost of funding increased by 23 basis points to 34 basis points. The increase in NIM was due to increased market interest rates across the yield curve; loan yields increased by 64 basis points to 490 basis points; the investment portfolio yields increased by 12 basis points to 191 basis points; and yields on cash and cash equivalents, securities purchased under agreements to resell and short-term investments were up by 102 basis points to 106 basis points. The yield uptick on the investment portfolio was muted due to the slowing down of prepayment speeds in the rising interest rate environment thereby reducing the ability to reinvest at higher rates. The cost of funding increased and saw expense yields increasing by 23 basis points to 34 basis points, with pricing pressure coming from the more competitive Channel Islands markets.
•Expenses:  Total non-interest expenses decreased year-over-year by $2.3 million to $331.6 million in 2022, largely due to a $7.1 million decrease in technology and communications spending due to the depreciation charges on the existing core banking system in the prior year continuing to outpace costs associated with the new technology projects. This was partially offset by a $4.9 million increase in staff-related costs due to higher staff incentive accruals, costs associated with the departure of a senior executive that was recorded as a non-core item, other non-recurring severance costs and inflationary salary adjustments. Our expenses also included $1.7 million of non-core expenses including those associated with the aforementioned departure of a senior executive; residual professional fees incurred in relation to the resolved US Department of Justice inquiry and costs associated with the settlement of a non-US corporate income tax inquiry in connection with the commercial affairs of a legacy custody client. The core efficiency ratio decreased from 65.5% in 2021 to 58.9% in 2022, reflecting the rate of core non-interest expense relative to the increase in revenue.
•Deposits: Deposits decreased year-over-year by $0.9 billion to $13.0 billion as at December 31, 2022. The decrease in deposit balances was driven by the anticipated normalization of pandemic-related surge deposit levels and the impact of a strengthening US dollar on non-US dollar denominated deposits. Interest bearing deposit costs increased by 30 basis points to 44 basis points in 2022. With non-interest bearing deposits totaling $3.0 billion on December 31, 2022, the average cost of deposits for the year increased by 23 basis points to 34 basis points. Cost of funds increased due to higher market rates and pricing pressure seen in the more competitive Channel Islands market.
•Loan quality:  As at December 31, 2022, we had gross non-accrual loans of $63.1 million representing 1.2% of total gross loans, an increase from $61.0 million, or 1.2%, of total loans at December 31, 2021. The increase in non-accrual loans was driven by a few residential mortgages in the Channel Islands and UK segment moving into non-accrual and partially offset by a number of Bermuda residential mortgages improving to current status.

2021 Overview
In 2021, our net income increased by $15.5 million to $162.7 million from $147.2 million in 2020. Despite the headwinds of the continued low interest rate environment following the COVID-19 pandemic on net interest income, the Bank saw an uplift in net income of $15.5 million driven by an increase in fee income attributable to increased card service contributions and foreign exchange transactional volumes, a decrease in the provision for credit losses due primarily to improving macroeconomic forecasts, and decreases in non-interest expenses due primarily to realizing the benefits from the 2020 COVID-19 driven staff restructuring programs. These staff restructuring programs were considered non-core and contributed to non-core costs decreasing by $6.4 million in 2021 from $7.3 million in 2020. Management continued to focus on the diligent management of capital, expenses and risks, and maintaining our strong capital position with CET1 and Total capital ratios of 17.6% and 21.2%, respectively. For the year ended December 31, 2021, the Board declared four quarterly dividends of $0.44 per quarter totaling $1.76 for each common share held on record as of the applicable record dates, and repurchased 534,828 common shares from the existing share repurchase program. Subsequent to year end, the Board approved a new share repurchase program authorizing the purchase of up to 2.0 million common shares expiring on February 28, 2023. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory requirements. See Item 8.A. "Consolidated Statements and Other Financial Information - Dividend Policy" and Item 3.D. "Risk Factors – General Risk Factors - Holders of our common shares may not receive dividends" elsewhere in this report for further details.

The quality of our assets remained strong and total assets increased year-over-year by $0.6 billion to $15.3 billion, driven primarily by increased deposit levels in Cayman and the Channel Islands. Deposits increased by $0.6 billion to $13.9 billion whilst loans remained stable at $5.2 billion. The increase in deposit balances was driven by corporate deposit increases in Cayman and the Channel Islands, and partially offset by expected corporate deposit decreases in Bermuda. Investments increased by $1.4 billion to $6.2 billion driven by increased depositor funding and the deployment of assets into the investment portfolio. Overall liquidity remained strong, as measured by cash and cash equivalents, securities purchased under agreements to resell, short-term investments and investments in securities as a percentage of total assets, ending the year at 63.3% compared to 62.2% in the prior year.
Our shareholders’ equity decreased marginally year-over-year by $4.5 million to $977.5 million, which was a result of negative mark-to-market movements in the value of our fixed income investments as long term US dollar rates have increased, common share repurchases and retirements throughout the year and partially offset by organic growth through net income net of dividends paid out during the year.
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
•Net interest margin:  NIM decreased by 40 basis points to 202 basis points compared to 242 basis points in 2020, and the cost of funding decreased by 10 basis point to 11 basis points. The decrease in NIM was due to margin declines across all interest earning asset categories, driven by lower market interest rates and increased paydowns of higher yielding investment positions with re-investment at lower rates; loan yields decreased by 28 basis points to 426 basis points; the investment portfolio yields decreased by 62 basis points to 179 basis points; and yields on cash and cash equivalents, securities purchased under agreements to resell and short-term investments were down 30 basis points to 4 basis points. The cost of funding offset the overall NIM decrease, with expense yields decreasing by 10 basis points to 11 basis points, primarily due to the active repricing of deposits in response to lower market rates.
•Expenses:  Total non-interest expenses decreased year-over-year by $10.7 million to $333.9 million in 2021 due to a $12.3 million decrease in staff-related costs from reduced headcount as a result of non-core restructuring programs initiated in 2020 and a $1.3 million decrease in technology and communications spending due to the full depreciation of the Bank's core banking system outpacing costs associated with the new technology projects. This was offset by a $1.5 million increase in property costs driven by increased property maintenance costs and a $1.2 million increase in non-service employee benefits expense driven by increased costs from the post-retirement medical benefit plan. Our expenses also included $1.8 million of non-core expenses which relate to redundancy costs associated with the transfer of Channel Islands banking operations functions from Mauritius to Butterfield's service centers in Canada and Guernsey and professional fees related to the settlement of the US Department of Justice inquiry which commenced in 2013. After removing the effect of these items, core non-interest expenses decreased marginally by $4.5 million, from $336.6 million in 2020 to $332.1 million in 2021.
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
•Loan quality:  As at December 31, 2021, we had gross non-accrual loans of $61.0 million representing 1.2% of total gross loans, a decrease from $72.5 million, or 1.4%, of total loans at December 31, 2020. The decrease in non-accrual loans was driven by the payoff of residential mortgages and a commercial mortgage in Bermuda and partially offset by a residential mortgage in the Channel Islands moving into non-accrual in the fourth quarter of 2021.

Financial Summary

	As at December 31
(in millions of $)	2022	2021	Dollar change	Percent change
Assets
Cash and cash equivalents	2,100.8	2,179.8	(79.0)	(3.6)%
Of which cash and demand deposits with banks — non-interest bearing	93.0	115.7	(22.7)	(19.6)%
Of which demand deposits with banks — interest bearing	258.2	437.6	(179.4)	(41.0)%
Of which cash equivalents — interest bearing	1,749.5	1,626.5	123.0	7.6%
Securities purchased under agreements to resell	59.9	96.1	(36.2)	(37.7)%
Short-term investments	884.5	1,198.9	(314.4)	(26.2)%
Investment in securities	5,727.2	6,237.3	(510.1)	(8.2)%
Of which equity securities at fair value	0.2	0.2	—	—%
Of which available-for-sale(1)	1,988.9	3,473.7	(1,484.8)	(42.7)%
Of which held-to-maturity(2)	3,738.1	2,763.3	974.8	35.3%
Loans, net of allowance for credit losses	5,096.4	5,240.7	(144.3)	(2.8)%
Premises, equipment and computer software, net of accumulated depreciation	146.1	138.7	7.4	5.3%
Goodwill	22.9	25.4	(2.5)	(9.8)%
Other intangible assets, net	51.5	60.8	(9.3)	(15.3)%
Equity method investments	12.5	12.6	(0.1)	(0.8)%
Other real estate owned, net	0.8	0.7	0.1	14.3%
Accrued interest and other assets	203.5	144.3	59.2	41.0%
Total assets	14,306.1	15,335.2	(1,029.1)	(6.7)%
Liabilities
Total deposits	12,991.1	13,870.2	(879.1)	(6.3)%
Of which — non-interest bearing	3,039.7	2,820.6	219.1	7.8%
Of which — interest bearing	9,951.4	11,049.6	(1,098.2)	(9.9)%
Employee benefit plans	92.0	126.2	(34.2)	(27.1)%
Accrued interest and other liabilities	185.9	189.4	(3.5)	(1.8)%
Long-term debt	172.3	171.9	0.4	0.2%
Total liabilities	13,441.2	14,357.7	(916.5)	(6.4)%
Total shareholders' equity(3)(4)	864.8	977.5	(112.7)	(11.5)%
Of which common share capital(4)	0.5	0.5	—	—%
Total liabilities and shareholders' equity	14,306.1	15,335.2	(1,029.1)	(6.7)%
Common shares outstanding (number)(4)	50.3	49.9	0.4	0.8%
______________________________
(1)Amortized cost of AFS debt securities was $2,209.1 million as at December 31, 2022 and $3,495.6 million as at December 31, 2021.
(2)Fair value of HTM debt securities was $3,197.5 million as at December 31, 2022 and $2,786.1 million as at December 31, 2021.
(3)As at December 31, 2022, the number of outstanding awards of unvested common shares was 1.1 million (December 31, 2021: 1.0 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank's common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share.
(4)Figures reflect the retirement of 0.1 million shares during the year ended December 31, 2022 (December 31, 2021: 0.5 million).

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $, except per share data)	2022	2021	2020	2021 to 2022	2020 to 2021	2021 to 2022	2020 to 2021
Interest income
Loans	249.4	221.5	230.7	27.9	(9.2)	12.6%	(4.0)%
Investments	115.8	101.9	109.2	13.9	(7.3)	13.6%	(6.7)%
Deposits with banks and other	33.2	1.4	12.1	31.8	(10.7)	2,271.4%	(88.4)%
Interest expense	(54.8)	(25.1)	(34.4)	(29.7)	9.3	118.3%	(27.0)%
Net interest income before provision for credit losses	343.6	299.8	317.6	43.8	(17.8)	14.6%	(5.6)%
Non-interest income	206.6	198.1	183.9	8.5	14.2	4.3%	7.7%
Net revenue	550.2	497.9	501.5	52.3	(3.6)	10.5%	(0.7)%
Provision for credit (losses) recoveries	(2.4)	3.1	(8.5)	(5.5)	11.6	(177.4)%	(136.5)%
Salaries and other employee benefits	(166.2)	(161.3)	(173.7)	(4.9)	12.4	3.0%	(7.1)%
Other non-interest expenses (including income taxes)	(169.1)	(175.7)	(173.3)	6.6	(2.4)	(3.8)%	1.4%
Net income before other gains (losses)	212.5	164.0	146.0	48.5	18.0	29.6%	12.3%
Total other gains (losses)	1.5	(1.4)	1.2	2.9	(2.6)	(207.1)%	(216.7)%
Net income	214.0	162.7	147.2	51.3	15.5	31.5%	10.5%
Non-core items	1.7	0.9	7.3	0.8	(6.4)	88.9%	(87.7)%
Core net income (Non-GAAP)	215.7	163.6	154.5	52.1	9.1	31.8%	5.9%
Core earnings to common shareholders (Non-GAAP)	215.7	163.6	154.5	52.1	9.1	31.8%	5.9%
Common dividends paid	(87.3)	(87.3)	(88.9)	—	1.6	—%	(1.8)%

Earnings per common share from continuing operations (in US$)
Basic	4.32	3.28	2.91	1.04	0.37	31.7%	12.7%
Diluted(1)	4.29	3.26	2.90	1.03	0.36	31.6%	12.4%
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

	For the year ended December 31
(in %, unless otherwise indicated)	2022	2021	2020
Return on average common shareholders' equity(1)	25.7	16.8	15.0
Core return on average tangible common equity(2)	28.6	18.7	17.3
Return on average assets(3)	1.5	1.1	1.1
Core return on average tangible assets(4)	1.5	1.1	1.1
Net interest margin(5)	2.41	2.02	2.42
Efficiency margin(6)	59.2	65.9	67.6
Core efficiency ratio(7)	58.9	65.5	66.0
Fee income ratio(8)	37.7	39.5	37.3
Common equity Tier 1 capital ratio(9)(10)	20.3	17.6	16.1
Tier 1 capital ratio(9)	20.3	17.6	16.1
Total capital ratio(9)	24.1	21.2	19.8
Leverage ratio(9)(10)	6.7	5.6	5.3
Tangible common equity/tangible assets(10)	5.6	5.8	6.1
Tangible total equity/tangible assets(11)	5.6	5.8	6.1
Non-performing assets ratio(12)	0.5	0.5	0.6
Non-accrual ratio(13)	1.2	1.2	1.4
Non-performing loan ratio(14)	1.5	1.4	1.8
Net charge-off (recoveries) ratio(15)	0.1	0.1	0.1
Core net income attributable to common shareholders(16)(17) (in $ million)	215.7	163.6	154.5
Core net income per common share fully diluted(18)(20) (in $)	4.33	3.28	3.04
Common equity per share(19) (in $)	17.42	19.83	19.88
______________________________
(1)ROE measures profitability by revealing how much profit is generated with the money invested by common shareholders. ROE represents the amount of net income to common shareholders as a percentage of average common equity and is calculated as net income to common shareholders / average common equity. Net income to common shareholders is net income for the full fiscal year, before dividends paid to common shareholders but after dividends to preference shareholders. Average common equity does not include the preference shareholders' equity.
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
(5)NIM is a performance metric that examines how successful the Bank's investment decisions are compared to its cost of funding assets and is expressed as net interest income as a percentage of average interest-earning assets. NIM is calculated as net interest income before provision for credit losses / average interest-earning assets. Net interest income is the interest earned on cash and cash equivalents, investments, loans and other interest earning assets minus the interest paid for deposits, short-term borrowings and long-term debt. The average interest-earning assets is calculated using daily average balances of interest-earning assets.
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
(9)The Bank's regulatory capital is determined in accordance with Basel III guidelines as issued by the BMA. The total capital ratio measures the amount of the Bank's capital in relation to the amount of risk it is taking. All banks must ensure that a reasonable proportion of their risk is covered by permanent capital. Under Basel III, Pillar I, banks must maintain a minimum total capital ratio of 13.5%, inclusive of all capital buffers. In effect, this means that 13.5% of the RWA must be covered by permanent or near permanent capital. The risk weighting process takes into account the relative risk of various types of lending and asset placements. The higher the capital adequacy ratio a bank has, the greater the level of unexpected losses it can absorb before becoming insolvent. The tier 1 capital ratio is the ratio of the Bank's core equity capital to its total RWA. RWA is the total of all assets held by the Bank weighted by credit risk according to a formula determined by the BMA which follows the BCBS guidelines in setting formulas for asset risk weights. The CET1 ratio is equivalent to the tier 1 capital ratio except that it only includes common equity in the numerator and we must maintain a minimum CET1 ratio of 10%. The Leverage Ratio is calculated by dividing tier 1 capital by an exposure measure and banks must maintain a minimum Leverage Ratio of 5.0%. The exposure measure consists of total assets (excluding items deducted from tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.
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
(12)The NPA ratio is an indicator of the credit quality of the Bank's total assets by expressing the non-performing assets as a percentage of total assets. The NPA ratio is calculated as (gross non-accrual loans + accruing loans past due 90 days + OREO) / total assets.
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
We calculate core net income attributable to common shareholders by deducting preference dividends and guarantee fees from core net income. We calculate core net income per common share by dividing the core net income attributable to common shareholders by the average number of common shares issued and outstanding during the relevant period.
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

		For the year ended December 31
(in millions of $, unless otherwise indicated)		2022	2021	2020
Reconciliation of net income (GAAP) to core net income (non-GAAP)
Net income	A	214.0	162.7	147.2
Non-core (gains), losses and expenses
Non-core (gains) losses
Distribution from equity method investment(1)		—	—	(0.7)
Gain on disposal of Visa Inc. Class B shares(2)		—	(0.9)	—
Total non-core (gains) losses	B	—	(0.9)	(0.7)
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs(3)		1.0	1.5	8.0
Tax compliance review costs(4)		0.4	0.2	—
Provision in connection with tax compliance review(4)		0.2	0.1	—
Total non-core expenses	C	1.7	1.8	8.0
Total non-core (gains), losses and expenses	D=B+C	1.7	0.9	7.3
Core net income attributable to common shareholders	E=A+D	215.7	163.6	154.5
Reconciliation of return on equity (GAAP) to core return on average tangible common equity (non-GAAP)
Core net income attributable to common shareholders	E=A+D	215.7	163.6	154.5
Average common equity	F	833.2	965.7	981.0
Less: average goodwill and intangible assets		(78.5)	(90.0)	(92.3)
Average tangible common equity	G	754.7	875.8	888.8
Return on equity	A/F	25.7%	16.8%	15.0%
Core return on average tangible common equity	E/G	28.6%	18.7%	17.3%
Reconciliation of diluted earnings per share (GAAP) to core earnings per common share fully diluted (non-GAAP)
Adjusted weighted average number of diluted common shares (in thousands)	F	49.9	49.9	50.9
Earnings per common share fully diluted	A/J	4.29	3.26	2.90
Non-core items per share	D/F	0.04	0.02	0.14
Core earnings per common share fully diluted		4.33	3.28	3.04
Reconciliation of return on average assets (GAAP) to core return on average tangible assets (non-GAAP)
Total average assets	G	14,596.1	15,261.8	13,618.2
Less: average goodwill and intangible assets		(78.5)	(90.0)	(92.3)
Average tangible assets	H	14,517.6	15,171.9	13,525.9
Return on average assets	A/G	1.5%	1.1%	1.1%
Core return on average tangible assets	E/H	1.5%	1.1%	1.1%

		For the year ended December 31
(in millions of $, unless otherwise indicated)		2022	2021	2020
Tangible equity to tangible assets
Shareholders' equity		864.8	977.5	981.9
Less: goodwill and intangible assets		(74.4)	(86.1)	(92.8)
Tangible common equity	I	790.4	891.4	889.1
Total assets		14,306.1	15,335.2	14,738.6
Less: goodwill and intangible assets		(74.4)	(86.1)	(92.8)
Tangible assets	J	14,231.7	15,249.1	14,645.8
Tangible common equity to tangible assets	I/J	5.6%	5.8%	6.1%
Efficiency ratio
Non-interest expenses		331.6	333.9	344.6
Less: amortization of intangibles		(5.7)	(6.0)	(5.8)
Non-interest expenses before amortization of intangibles	K	325.9	327.9	338.8
Non-interest income		206.6	198.1	183.9
Net interest income before provision for credit losses		343.6	299.8	317.6
Net revenue before provision for credit losses and other gains/losses	L	550.2	497.9	501.5
Efficiency ratio	K/L	59.2%	65.9%	67.6%
Core efficiency ratio
Non-interest expenses		331.6	333.9	344.6
Less: non-core expenses	C	(1.7)	(1.8)	(8.0)
Less: amortization of intangibles		(5.7)	(6.0)	(5.8)
Core non-interest expenses before amortization of intangibles	M	324.2	326.1	330.8
Core revenue before other gains and losses and provision for credit losses	N	550.2	497.9	501.5
Core efficiency ratio	M/N	58.9%	65.5%	66.0%
______________________________
(1)Relates to gain on distribution from an equity method investment as a result of the sale of a legacy business interest.
(2)Relates to gain on disposal of Visa Inc. Class B shares which were received as part of the restructuring of Visa U.S.A. in 2007.
(3)In 2020, primarily relates to the efficiency program, including voluntary separation, early retirement and redundancy costs. Management does not consider the costs associated with these projects to be core to the strategy of the business.
In 2021, primarily relates to redundancy costs associated with the transfer of Channel Islands banking operations functions from Mauritius to Butterfield's service centers in Canada and Guernsey.
In 2022, primarily relates to costs associated with the departure of a senior executive.
(4)Relates to the professional fees and final settlement of the US Department of Justice inquiry which commenced in 2013 and the settlement of a non-US corporate income tax inquiry in connection with the commercial affairs of a legacy custody client.

The following charts show the trajectory of our performance from 2018 to 2022:
____________________________
(1)    Core Net Income to Common is a non-GAAP financial measure that is calculated by adjusting net income for income or expense items which management considers not to be representative of the ongoing operations of our business and preference share dividends, guarantee fees and premiums paid on preference share repurchases and redemptions. For a reconciliation of Core Net Income to Common to GAAP net income to common, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
(2)    Core Earnings per Common Share Fully Diluted is a non-GAAP financial measure that is calculated by dividing Core Earnings to Common by the weighted average shares outstanding. For a reconciliation of Core Earnings per Common Share Fully Diluted to GAAP earnings per share, see Item 5.A. "Operating Results - Reconciliation of Non-GAAP Financial Measures".
Our return on equity for 2022 of 25.7% and our Core ROATCE1 for 2022 of 28.6% were driven by a number of factors, including: significant fee income with historically low capital requirements; increasing market interest rates benefiting net interest income; reductions in AOCIL, specifically in the AFS investment portfolio due to higher US dollar market interest rates; and our operations in corporate income tax neutral jurisdictions. As a result, our business generated core net income in 2022 well in excess of that needed to execute our organic balance sheet growth strategy.

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

The following chart shows total deposit trends for 2018 to 2022:

Deposit Balance and Funding Costs ($ in billions)
$9.5
$12.4
$13.3
$13.9
$13.0
0.18%
0.47%
0.21%
0.11%
0.34%
2018
2019
2020
2021
2022
Period-End Total Deposits
Cost of Deposit Funding

Historically, the markets in which we operate generate fewer loans than deposits, which has led us to take a conservative approach to managing our balance sheet. We accomplish this by maintaining a large cash balance and investing in high quality and liquid securities. The following chart illustrates our asset composition from 2018 to 2022:

Balance Sheet Composition - Total Assets ($ in billions)
3.9%
19.1%
39.5%
37.5%
12.9%
18.3%
31.9%
36.9%
9.7%
22.3%
33.0%
35.0%
10.9%
14.2%
40.7%
34.2%
9.7%
14.7%
40.0%
35.6%
2018
2019
2020
2021
2022
Loans
Securities
Cash & equivalents
Other assets

As at December 31, 2022, 15% of our balance sheet was cash and cash equivalents, which included cash and demand deposits with banks, unrestricted term deposits, and treasury bills with a maturity of less than three months.

In addition to maintaining a large cash and cash equivalents balance, we also have a large and conservative securities investment portfolio. We have a disciplined investment portfolio selection process and invest in highly rated securities. We also seek to ensure that our portfolio remains liquid across market cycles: 94.7% of our portfolio was invested in US government treasuries and mortgage-backed securities issued by US governmental agencies. Our investment strategy as at December 31, 2022, aims to align the behavioral interest rate risk profile of our assets and liabilities — as at December 31, 2022, the average duration of our AFS investment portfolio was 3.6 years, the average duration of our HTM investment portfolio was 6.5 years, and the average duration of our total investment portfolio was 5.4 years. As at December 31, 2022, the total carrying value of our AFS investment portfolio was $2.0 billion, and the total carrying value of our HTM investment portfolio was $3.7 billion.

The following charts show the composition of our investment portfolio by rating and asset type from 2018 to 2022:

The combination of our significant cash and securities portfolios helps drive our capital efficient balance sheet, with risk-weighted assets equal to 33.9% of our total assets and a Basel III total capital ratio of 24.1%, each as at December 31, 2022.

Our loan underwriting process requires that we complete a full credit assessment of every customer prior to committing to a loan, which we believe has resulted in a high quality loan portfolio. Our lending markets do not have secondary markets for loans and as such we hold all of our originated loans on our balance sheet. In 2021 and 2022, net charge-offs represented 0.05% and 0.11%, respectively, of average loans. As at December 31, 2022, our non-accrual loan balance was $63.1 million, or 1.2% of total gross loans, and our loans past due were $108.7 million or 2.1% of total gross loans, of which 77.7% were full recourse residential mortgages. As at December 31, 2022, our loan portfolio consisted of 57% floating-rate loans and 43% fixed-rate loans generally with contractual rate resets of 3 to 5 years.

The following chart shows the segment composition of our loan portfolio from 2018 to 2022:

Loan Portfolio Composition by Origination - Geography
1%
7%
17%
19%
56%
17%
21%
18%
44%
17%
21%
18%
44%
2%
14%
25%
20%
39%
3%
14%
22%
24%
37%
2018
2019
2020
2021
2022
Bermuda
Cayman
UK
Guernsey
Other

Our loan portfolio has exhibited stability over time. The following chart shows loan portfolio trends for 2018 to 2022:

Loan Balance and Yield ($ in billions)
$4.0
$5.1
$5.2
$5.2
$5.1
4%
3%
13%
14%
65%
5.47%
5%
7%
11%
15%
62%
5.36%
4%
5%
10%
15%
66%
4.54%
4%
5%
9%
13%
69%
4.26%
4%
6%
9%
12%
70%
4.90%
2018
2019
2020
2021
2022
Residential
Commercial Real Estate
Other Commercial
Government
Consumer
Loan Yield

The domestic lending markets in Bermuda, the Cayman Islands, and the Channel Islands have a limited number of participants and significant barriers to entry. 69.7% of our loan balances were residential mortgages as at December 31, 2022. These loans are attractive for a number of reasons. Our mortgages have exhibited predictable cash flows, with historically negligible refinancing activity due to significant transaction costs to refinance in these lending markets. Additionally, our mortgages in these markets have historically benefited from a manual underwriting process, low LTVs (with 59% of residential loans below 70% LTV as at December 31, 2022), and a full recourse legal system.

We have also generated balanced sources of non-interest income from a well-diversified customer base. For the five-year period ended December 31, 2022, our non-interest income is evenly split between banking which consists of banking and foreign exchange revenue, and wealth management, which consists of trust, asset management, and custody and other administration services.

Fee income from a typical trust client serviced in our wealth management business line is driven primarily by the size and complexity of our clients’ assets and holdings, which are generally diversified across multiple geographies; the performance of these businesses is not typically linked to the performance of the domestic economies of our local markets. Non-interest income represented 37.7% of our total Net Revenue (our fee income ratio) in 2022, and contributed significantly to the Company’s high Core ROATCE and excess capital generation as limited capital is required for our fee income business.

The following chart shows our various sources of non-interest income from 2018 to 2022:

Non-interest Income[1]

3%
5%
30%
20%
27%
15%
2%
7%
28%
20%
27%
16%
3%
8%
28%
20%
26%
16%
2%
8%
27%
22%
26%
15%
3%
7%
25%
23%
28%
14%
2018
2019
2020
2021
2022
Asset Management
Foreign Exchange Revenue
Custody and Other Administration Services
Banking
Trust
Other Non-Interest Income

2022 Non-Interest Income: $206.6 million / 37.7% Fee Income Ratio

_____________
(1) Foreign exchange revenue represents income generated from client-driven transactions in the normal course of business. We do not engage in proprietary trading.

Growth Opportunities

We expect that, all else being equal, a rising interest rate environment would increase our net interest income before provision for credit losses because an increase in our cost of deposits would lag an increase in yield of our cash, securities and loans. In addition, a significant portion of our deposits are non-interest bearing (23% as at December 31, 2022), and as a result, a portion of our funding is only partially sensitive to rising rates. Our non-interest bearing deposit balances have historically exhibited low correlation with market interest rates, a behavior that we attribute in part to a sizable client base that utilizes our bank for custody and clearing services as well as cash management purposes. Potential changes to our net interest income in hypothetical rising and declining rate scenarios, measured over a 12-month period, are presented in the chart below (these projections assume parallel shifts of the yield curves occurring immediately and no changes in other potential variables):

A negative 100 basis points interest rate shock reflects a reduction in projected 12-month net interest income of 5.6% compared to the flat rate scenario. The loss of income is driven by lower loan and investment yields, which more than offset reduced rates paid on deposits. Mitigating against the loss of income is the potential to charge negative interest rates on deposits (which we did for certain currencies in 2020 and 2021 in the low interest rate environment) and certain loans that have rate floors. Refer to discussion under "- Risk Management".

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
In April 2019, we entered into an agreement to acquire ABN AMRO (Channel Islands) Limited which provides banking, investment management and custody products to three distinct client groups, including trusts, private clients, and funds in Jersey and Guernsey. The transaction was completed in July 2019.

In September 2022, we entered into an agreement to acquire the Credit Suisse global trust businesses operating in Singapore, Guernsey and The Bahamas. This transaction is expected to close in the latter half of 2023.

Our relationship-driven business model and international corporate clientele have allowed us to develop a stable core deposit base with historically low funding costs. We believe our customers’ deposit activity has historically been relatively inelastic to deposit pricing given the nature of corporate activity and competition in retail deposit taking in our segments. From 2018 to 2022, deposits have grown at a CAGR of approximately at +5% in the Cayman Islands and +21% in the Channel Islands and the UK while it has remained flat in Bermuda, taking into account the Deutsche Bank's banking and custody businesses acquisition in February 2018 that added $0.9 billion of new deposits, and the ABN AMRO (Channel Islands) acquisition in April 2019 that added $3.5 billion in deposits. As at December 31, 2022, we had $13.0 billion in deposits at a cost of 0.34%, of which 23% were non-interest bearing demand deposits, 53% were interest bearing demand deposits with a weighted-average cost of 0.12%, and 24% were term deposits with a weighted-average cost of 2.54% and an average contractual or remaining maturity of 101 days. We believe the current market conditions in Bermuda, the Cayman Islands, and the Channel Islands will allow us to continue to benefit from favorable deposit pricing, despite the pricing pressure experienced in the Channel Islands in 2022.
Consolidated Results of Operations and Discussion for Fiscal Years Ended December 31, 2022, 2021 and 2020
Net Revenue
2022 vs. 2021
Total net revenue before provision for credit losses and other gains and losses for 2022 was $550.2 million, up $52.3 million, or 10.5%, from 2021. Net interest income before provision for credit losses increased from $299.8 million in 2021 to $343.6 million in 2022, an increase of $43.8 million, or 14.6%, which was primarily due to higher margins on all interest-earning assets and liabilities as major central banks raised interest rates with 10-year US Treasuries reaching their highest levels since 2008. Loan interest income increased by $27.8 million to $249.4 million as yields increased by 64 basis points. The average volume of loans outstanding decreased by $106.4 million. The decrease was driven by the Channel Islands and UK segment as a result of a decrease in the GBP/USD foreign exchange rate, the maturity and early repayment of a few commercial facilities and partially offset by the extension of a government facility in the Cayman Islands. Investment interest income increased by $13.9 million to $115.8 million, the average volume of investments increased by $0.4 billion, and yields on investments increased by 12 basis points. Deposits with banks interest income increased by $31.8 million, or 2,199.2%, whilst the average volume decreased by $839.6 million as a result of reduced depositor funding. The total cost of deposits increased by $29.7 million or 191.6%, reflecting a 23 basis points increase to 34 basis points, driven by pricing pressure in the more competitive Channel Islands markets. In addition, non-interest income was up by $8.5 million, or 4.3%, principally attributable to volume-driven increases in both banking and foreign exchange revenue coupled with one-off loan restructuring and breakage fees.

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
The following table presents the components of net interest income for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31
	2022			2021			2020
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents, securities purchased under agreements to resell, and short-term investments	3,132.6	33.2	1.06%	3,972.2	1.4	0.04%	3,530.6	12.1	0.34%
Investment in securities	6,058.1	115.8	1.91%	5,693.2	101.9	1.79%	4,512.5	109.2	2.41%
Loans	5,093.5	249.4	4.90%	5,199.9	221.5	4.26%	5,061.7	230.7	4.54%
Interest earning assets	14,284.3	398.4	2.79%	14,865.3	324.9	2.19%	13,104.9	352.0	2.68%
Other assets	370.3		—	367.4		—	395.4		—
Total assets	14,654.6	398.4	2.72%	15,232.7	324.9	2.13%	13,500.3	352.0	2.60%
Liabilities
Deposits	10,269.1	(45.2)	(0.44)%	10,845.3	(15.5)	(0.14)%	9,710.8	(25.1)	(0.26)%
Securities sold under agreement to repurchase	0.6	—	(3.95)%	—	—	—%	—	—	—%
Long-term debt	172.1	(9.6)	(5.58)%	171.7	(9.6)	(5.59)%	173.4	(9.3)	(5.35)%
Interest bearing liabilities	10,441.8	(54.8)	(0.52)%	11,016.9	(25.1)	(0.23)%	9,884.2	(34.4)	(0.35)%
Non-interest bearing current accounts	3,033.3			2,895.0			2,363.9
Other liabilities	284.3			295.1			280.6
Total liabilities	13,759.3	(54.8)	(0.40)%	14,207.0	(25.1)	(0.18)%	12,528.6	(34.4)	(0.27)%
Shareholders' equity	895.3			1,025.7			971.7
Total liabilities and shareholders' equity	14,654.6			15,232.7			13,500.3
Non-interest bearing funds net of non-interest earning assets (free balance)	3,842.5			3,848.4			3,220.7
Net interest margin		343.6	2.41%		299.8	2.02%		317.6	2.42%
2022 vs. 2021
Net interest income before provision for credit losses of $343.6 million in 2022 represented an increase of $43.8 million (or 14.6%) compared to 2021. Net interest income is generated by our main segments of Bermuda, the Cayman Islands, and the Channel Islands and the UK. Interest income increased by $73.5 million in 2022, which was driven by higher market interest rates across the yield curve as major central banks increased rates in response to inflation concerns.
Loan interest income increased in 2022 by $27.8 million as base rate increases in all segments increased during the year. The yield pick-up was partially offset by a decline in average balances driven by the maturity and early repayment of a few commercial facilities.
Investment interest income increased by $13.9 million, primarily driven by the increase in the US treasury rates. The overall duration of the portfolio at year-end was 5.4 years, an increase of 1.2 years from 2021 as prepayments slowed in response to the rising rate environment.
Interest bearing liability costs increased to 52 basis points, which resulted in an increase in interest expense by $29.7 million, attributable to the active repricing of deposits in response to market conditions, particularly in the Channel Islands and UK segment.

Average free balances for 2022 were $3.8 billion (2021: $3.8 billion), including non-interest bearing current accounts of $3.0 billion (2021: $2.9 billion), shareholders' equity of $895.3 million (2021: $1,025.7 million), net of other assets and other liabilities totaling $86.0 million (2021: $72.3 million). See "-Risk Management" below for more information on how interest rate risk is managed.
2021 vs. 2020
Net interest income before provision for credit losses of $299.8 million in 2021 represented a decrease of $17.8 million (or 5.6%) over our net interest income before provision for credit losses in 2020. Net interest income is generated by our main segments of Bermuda, the Cayman Islands, and the Channel Islands and the UK. Interest income decreased by $27.1 million in 2021, which was driven by lower market interest rates across the yield curve.
Loan interest income decreased in 2021 by $9.1 million due to lower rates, the repayment of a few large commercial facilities and paydowns in the higher-yielding Bermuda residential mortgage portfolio.
Investment interest income decreased by $7.3 million, primarily driven by increased paydowns and reinvestment at lower yields in the low market rate environment. This was partially offset by an increase of $1.2 billion in average investment balances which was driven by both increased depositor funding and the redeployment of funds from cash and cash equivalents. The overall duration of the portfolio at year-end was 4.2 years, an increase of 1.5 years from 2020.
Interest bearing liability costs decreased to 23 basis points, which resulted in a decrease in interest expense of $9.3 million, attributable to the active repricing of deposits in response to market conditions.
Average free balances for 2021 were $3.8 billion (2020: $3.2 billion), including non-interest bearing current accounts of $2.9 billion (2020: $2.4 billion), shareholders' equity of $1,025.7 million (2020: $971.7 million), net of other assets and other liabilities totaling $72.3 million (2020: $114.9 million). See "-Risk Management" below for more information on how interest rate risk is managed.
Provision for Credit Losses
2022 vs. 2021
Our net provision for credit losses in 2022 was a charge of $2.4 million compared to a release of $3.1 million in 2021. The movement is due to weaker macroeconomic forecasts impacting future expected credit loss estimates, the extension of a large, long-term government facility in the Cayman Islands and charge-offs on a commercial facility.
2021 vs. 2020
Our net provision for credit losses in 2021 was a release of $3.1 million compared to a charge of $8.5 million in 2020. Provisions decreased due to both the improvement in macroeconomic forecasts impacting future expected credit loss estimates and a reduction in non-performing loans.
Other Gains (Losses)
The following table represents the components of other gains (losses) for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31			Dollar Change		Percent Change
(in millions of $)	2022	2021	2020	2021 to 2022	2020 to 2021	2021 to 2022	2020 to 2021
Net gains (losses) on equity securities	—	0.1	0.7	(0.1)	(0.6)	(100.0)%	(85.7)%
Net realized gains (losses) on available-for-sale investments	—	(0.2)	1.2	0.2	(1.4)	(100.0)%	(116.7)%
Net gains (losses) on other real estate owned	0.4	(0.1)	(0.1)	0.5	—	(500.0)%	—%
Net other gains (losses)	1.1	(1.2)	(0.6)	2.3	(0.6)	(191.7)%	100.0%
Total other gains (losses)	1.5	(1.4)	1.2	2.9	(2.6)	(207.1)%	(216.7)%
Net Gains (Losses) on Equity Securities
The balance in 2021 reflected the net realized gain on the sale of seed investments in Butterfield mutual funds. The balance in 2020 reflected lower mark-to-market gains on equity securities, partly due to mark-to-market losses recognized earlier in 2020 due to market volatility as a result of the COVID-19 pandemic.
Net Realized Gains (Losses) on Available-for-Sale Investments
Net realized losses of $0.2 million were recorded in 2021 and gains of $1.2 million in 2020. In 2021, the loss was due to the strategic disposal of lower yielding explicitly guaranteed and implicitly guaranteed US government and federal agency securities. In 2020, the gain was due to the strategic decision to liquidate floating rate and purchase fixed rate US government and federal agency securities.
Net Gains (Losses) on Other Real Estate Owned
Valuation adjustments and realized gains and losses related to real estate held for sale resulted in gains of $0.4 million in 2022 compared to losses of $0.1 million in 2021 and $0.1 million in 2020. In 2022, these gains relate to the disposal of foreclosed property in the Channel Islands and UK segment. In 2021 and 2020, these losses relate to the net revaluation losses on foreclosed properties.
Net Other Gains (Losses)
Net other gains were $1.1 million in 2022 compared to net other losses of $1.2 million in 2021 and $0.6 million in 2020. The gains in 2022 mainly relate to the reversal of a defined benefit settlement accounting adjustment in the Channel Islands and UK segment recorded in the previous year. The aforementioned losses in 2021 were partially offset by a gain on the disposal of Visa Inc. Class B shares which were received as part of the restructuring of Visa U.S.A. in 2007 and which management considers to be non-core. The losses in 2020 relate to a defined benefit pension plan adjustment offset by a distribution from an equity method investment as a result of the sale of a legacy business interest.

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
Total non-interest income increased by $8.5 million from $198.1 million in 2021 to $206.6 million in 2022. Non-interest income as a percentage of total net revenue decreased from 39.5% in 2021 to 37.7% in 2022 as a result of the increased contribution of net interest income to total net revenue in the rising rate environment.
Total non-interest income increased by $14.2 million from $183.9 million in 2020 to $198.1 million in 2021. Non-interest income as a percentage of total net revenue increased from 37.3% in 2020 to 39.5% in 2021.
The following table presents the components of non-interest income for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2022	2021	2020	2021 to 2022	2020 to 2021	2021 to 2022	2020 to 2021
Asset management	29.7	29.9	29.2	(0.2)	0.7	(0.7)%	2.4%
Banking	57.1	51.9	47.3	5.2	4.6	10.0%	9.7%
Foreign exchange revenue	47.8	43.4	37.2	4.4	6.2	10.1%	16.7%
Trust	52.3	52.9	50.7	(0.6)	2.2	(1.1)%	4.3%
Custody and other administration services	13.6	15.2	13.8	(1.6)	1.4	(10.5)%	10.1%
Other non-interest income	6.0	4.8	5.6	1.2	(0.8)	25.0%	(14.3)%
Total non-interest income	206.6	198.1	183.9	8.5	14.2	4.3%	7.7%
Asset Management
Asset management revenues are generally based on the market value of assets managed and the volume of transactions and fees for other services rendered. We provide asset management services from our offices in Bermuda, the Cayman Islands, and the Channel Islands. Revenues from asset management were $29.7 million in 2022, compared to $29.9 million in 2021, and $29.2 million in 2020.
The table that follows shows the changes in the year-end values of clients' assets under management, sub-divided between those managed for clients on a discretionary basis and client funds invested in mutual funds that Butterfield manages ("Butterfield Funds"):

	Year ended December 31			Dollar Change
(in millions of $)	2022	2021	2020	2021 to 2022	2020 to 2021
Butterfield Funds	1,753	1,758	2,029	(5)	(271)
Other assets under management	3,296	3,740	3,529	(444)	211
Total assets under management	5,049	5,498	5,558	(449)	(60)
2022 vs. 2021
Asset management fees are generated primarily from management fees earned from Butterfield Funds and discretionary portfolios, as well as custody and brokerage fees. AUM decreased by $0.4 billion to $5.0 billion as at December 31, 2022, compared to $5.5 billion as at December 31, 2021, driven by reduced discretionary portfolio values in Bermuda and Cayman and the impact of the strengthening of the USD on the Channel Islands discretionary portfolio values. Asset management fees earned remained flat at $29.7 million compared to 2021.
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
Banking fee revenues increased by 10.0% in 2022 to $57.1 million, compared to $51.9 million in 2021, primarily due to volume-driven increases in both banking and foreign exchange revenue coupled with one-off loan restructuring and breakage fees.
Banking fee revenues increased by 9.7% in 2021 to $51.9 million, compared to $47.3 million in 2020, primarily due to volume-driven increases from increased economic activity and higher facility non-utilization and one-off breakage fees.

Foreign Exchange
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 81% of our foreign exchange revenue (2021: 78%; 2020: 79%). We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $47.8 million in 2022, compared to $43.4 million in 2021 and $37.2 million in 2020. The $4.4 million increase from 2021 to 2022 and $6.3 million increase from 2020 to 2021 were primarily due to volume-driven increases driven by market volatility in 2022 and increased economic activity in 2021.
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
In 2022, trust revenues represented 25.3% of our non-interest income, slightly down from 26.7% in 2021. In 2022, trust revenues totaled $52.3 million, $0.6 million lower than 2021. This was driven by lower contributions by the Channel Islands and UK segment impacted by the strengthening USD as well as lower special and accounting fees charged. This was partially offset by net new business and increased activity-based fees charged in Bermuda and Cayman.
In 2021, trust revenues represented 26.7% of our non-interest income, down from 27.5% in 2020. In 2021, trust revenues totaled $52.9 million, an increase of $2.2 million or 4.4% over 2020. This increase was driven primarily by higher activity-based fees.
Trust AUA remained relatively flat at $106.2 billion at the end of 2022 compared to the end of 2021.
Custody and Other Administration Services
Custody fees are generally based on market values of assets in custody, the volume of transactions and flat fees for other services rendered. We provide custody services from our offices in Bermuda, Guernsey, and Jersey. In 2022, revenues were $13.6 million, a decrease of $1.6 million from 2021 due to lower market values impacting the AUA. From 2020 to 2021, revenues increased by $1.4 million due to the on-boarding of new business.
Total AUA for the custody and other administration services business were $32.2 billion on December 31, 2022, a decrease from $36.8 billion as at December 31, 2021 and $32.4 billion as at December 31, 2020.
Other Non-Interest Income
The components of our other non-interest income for the years ended December 31, 2022, 2021 and 2020 are set forth in the following table:

	Year ended December 31			Dollar Change		Percent Change
(in millions of $)	2022	2021	2020	2021 to 2022	2020 to 2021	2021 to 2022	2020 to 2021
Net share of earnings from equity method investments	—	0.1	0.6	(0.1)	(0.4)	(100.0)%	(66.7)%
Rental income	1.8	2.2	1.7	(0.4)	0.5	(18.2)%	29.4%
Other	4.1	2.5	3.3	1.6	(0.8)	64.0%	(24.2)%
Total other non-interest income	5.9	4.8	5.6	1.1	(0.8)	22.9%	(14.3)%
In 2021, we recorded our net share of earnings from equity method investments as a gain of $0.1 million, a $0.4 million decrease due to lower equity pick-up by equity method investments. Rental income decreased by $0.4 million to $1.8 million in 2022 due to a reduction in tenants as Bermuda's Head Office undergoes refurbishment. In 2021, rental income increased by $0.5 million from 2020 to 2021 due to increased sub-let income in the Channel Islands. Increases in the "Other" category are due to the scheduled recognition of long-held unclaimed assets.
Non-Interest Expenses
Expense management continued to be a key focus in 2022 with management targeting a 60% efficiency ratio through the cycle. Total non-interest expenses in 2022 were $331.6 million compared to $333.9 million in 2021 and $344.6 million in 2020. These figures include non-core expenses in 2022, 2021 and 2020 of $1.7 million, $1.8 million and $8.0 million, respectively.
After adjusting for these non-core items, 2022 core expenses decreased by $2.2 million or 0.7% with a corresponding decrease in the core efficiency ratio to 58.9% from 65.5% in 2021, driven by the uplift in revenue in the rising rate environment. From 2020 to 2021, core non-interest expenses decreased by $4.5 million with a corresponding decrease in the core efficiency ratio to 65.5% from 66.0% in 2020.
In 2022, salaries and other employee benefits accounted for 50.1% of non-interest expenses, with technology and communications and property making up 26.6% combined.

The following table presents the components of non-interest expenses for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31			Dollar Change		Percent Change
(in millions of $)	2022	2021	2020	2021 to 2022	2020 to 2021	2021 to 2022	2020 to 2021
Salaries and other employee benefits	166.2	161.3	173.7	4.9	(12.3)	3.0%	(7.1)%
Technology and communications	56.7	63.8	65.2	(7.1)	(1.3)	(11.1)%	(2.0)%
Professional and outside services	19.6	21.4	21.3	(1.8)	0.1	(8.2)%	0.6%
Property	31.4	30.9	29.4	0.6	1.5	1.9%	5.0%
Indirect taxes	22.0	22.1	21.3	(0.1)	0.8	(0.5)%	3.6%
Non-service employee benefits expense	3.8	3.9	2.6	(0.1)	1.2	(2.9)%	47.3%
Marketing	6.4	4.6	4.4	1.8	0.1	39.4%	2.7%
Amortization of intangible assets	5.7	6.0	5.8	(0.3)	0.2	(5.5)%	3.3%
Other non-interest expenses	19.8	19.9	20.9	(0.1)	(1.0)	(0.6)%	(4.7)%
Total non-interest expenses	331.6	333.9	344.6	(2.3)	(10.7)	(0.7)%	(3.1)%
Non-core items (Non-GAAP)	(1.7)	(1.8)	(8.0)	0.1	6.2	(5.6)%	(77.5)%
Core non-interest expenses (Non-GAAP)	329.9	332.1	336.6	(2.2)	(4.5)	(0.7)%	(1.3)%
For a full reconciliation of GAAP net income to core net income, please see Item 5.A. "Operating Results — Reconciliation of Non-GAAP Financial Measures".
Salaries and Other Employee Benefits
Total salaries and other employee benefits costs were $166.2 million in 2022, an increase of $4.9 million compared to 2021. Included in 2022 were $1.0 million of non-core expenses in relation to the departure of a senior executive. Included in 2021 were $1.5 million of non-core expenses in relation to redundancy costs associated with the transfer of Channel Islands banking operations functions from Mauritius to Butterfield's service centers in Canada and Guernsey. In 2020, $8.0 million relates to COVID-19 related cost restructure programs (voluntary separation and redundancy costs).
Core salaries, which exclude these amounts, and other employee benefits costs were $165.2 million in 2022, up $5.3 million compared to $159.9 million in 2021 primarily due to higher staff incentive accruals and inflationary salary adjustments. From 2020 to 2021, core salaries decreased by $5.8 million primarily due to the resulting benefits from previous restructuring programs.
Headcount on a full-time equivalency basis at the end of 2022 was 1,341, compared to 1,277 in 2021 and 1,314 in 2020. The increase in 2022 from 2021 was mostly a result of the Service Center expansion in Halifax and Mauritius. The decrease in 2021 from 2020 was a result of the COVID-19 related cost restructuring program, which included voluntary separation, early retirement and redundancies across all operating segments.
Technology and Communications
Technology and communication costs reflect expenses relating to the support for our IT infrastructure and decreased by $7.1 million from 2021 to 2022 and by $1.3 million from 2020 to 2021, all due to the depreciation of the Bank's core banking system outpacing costs associated with the new technology projects.
Professional and Outside Services
Professional and outside services primarily include consulting, legal, audit and other professional services. Professional and outside services costs were $19.6 million in 2022, lower compared to $21.4 million in 2021 due to lesser outsourced consultancy and legal professionals. From 2020 to 2021, professional and outside services costs were relatively flat.
Property
Property costs, which reflect occupancy expenses, building maintenance, and depreciation of property, plant and equipment, increased by $0.6 million from 2021 to 2022 and by $1.5 million from 2020 to 2021, driven by the continued investment in property projects and renovations of our Head Office branch in Bermuda.
Indirect Taxes
These taxes reflect taxes levied in the jurisdictions in which we operate, including employee-related payroll taxes, customs duties, and business licenses. In 2022, the expense was $22.0 million which remains flat when compared with 2021. From 2020 to 2021, indirect taxes increased by $0.8 million which mainly relates to the elevated deposit and gross asset volumes which impact deposit insurance and financial services tax contributions, increased insurance costs, banking license fees and partially offset by lower payroll taxes due to reduced headcount. Of the $22.0 million in indirect taxes, $17.2 million was paid to the Bermuda government agencies for payroll tax, business licenses, deposit insurance, land taxes, and financial services tax and $4.8 million was paid to other governments for business licenses, insurance tax, land taxes and work permit fees.
Marketing
Marketing expenses reflect costs incurred in advertising and promoting our products and services. Marketing expenses totaled $6.4 million in 2022, an increase of $1.8 million compared to 2021 due to increased sponsored event costs during the year. From 2020 to 2021, marketing expenses were relatively flat.
Amortization of Intangible Assets
Intangible assets relate to client relationships acquired from business acquisitions and are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. The estimated lives of these acquired intangible assets are re-evaluated annually and tested for impairment. The amortization expense associated with intangible assets was $5.7 million in 2022 compared to $6.0 million in 2021 and $5.8 million in 2020. Amortization decreased by $0.3 million from 2021 to 2022 and increased by $0.2 million from 2020 to 2021, all due to the impact of foreign currency exchange rates.

Other Non-Interest Expenses

	For the year ended December 31			Dollar Change		Percent Change
(in millions of $)	2022	2021	2020	2021 to 2022	2020 to 2021	2021 to 2022	2020 to 2021
Stationery & supplies	1.0	1.0	1.2	—	(0.2)	2.1%	(13.5)%
Custodian & handling	3.4	3.4	3.0	(0.1)	0.4	(1.6)%	14.5%
Charitable donations	1.1	1.1	1.6	(0.1)	(0.4)	(6.1)%	(27.6)%
Professional lines insurance	4.2	3.9	3.7	0.3	0.3	6.6%	7.3%
Other expenses	10.1	10.4	11.5	(0.3)	(1.1)	(2.6)%	(9.5)%
Total other non-interest expenses	19.8	19.9	20.9	(0.1)	(1.0)	(0.6)%	(4.7)%
Other non-interest expenses of $19.8 million in 2022 were relatively flat compared to 2021.
From 2020 to 2021, other non-interest expenses decreased by $1.0 million, driven by lower operational losses and write-offs.
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
In 2022, income tax expense netted to an expense of $3.7 million compared to $3.1 million in 2021. The increase of $0.6 million in 2022 was driven by increased profitability in our Channel Islands and UK segment and partially offset by changes in the deferred tax valuation allowance. The increase of $0.7 million in 2021 was driven by an increase in profitability in our Guernsey subsidiary, changes in the deferred tax valuation allowance and offset by the impact of a change in tax rates.
Consolidated Balance Sheet and Discussion
The following table shows the balance sheet as reported as at December 31, 2022 and 2021:

	As at December 31
(in millions of $)	2022	2021	Dollar Change	Percent Change
Assets
Cash and cash equivalents	2,101	2,180	(79)	(3.6)%
Securities purchased under agreement to resell	60	96	(36)	(37.5)%
Short-term investments	884	1,199	(315)	(26.3)%
Investment in securities	5,727	6,237	(510)	(8.2)%
Loans, net of allowance for credit losses	5,096	5,241	(145)	(2.8)%
Premises, equipment and computer software	146	139	7	5.0%
Goodwill and intangibles	74	86	(12)	(14.0)%
Other assets	217	158	59	37.3%
Total assets	14,306	15,335	(1,029)	(6.7)%

Liabilities
Total deposits	12,991	13,870	(879)	(6.3)%
Total other liabilities	278	316	(38)	(12.0)%
Long-term debt	172	172	—	—%
Total liabilities	13,441	14,358	(917)	(6.4)%

Common shareholders' equity	865	977	(112)	(11.5)%
Total shareholders' equity	865	977	(112)	(11.5)%
Total liabilities and shareholders' equity	14,306	15,335	(1,029)	(6.7)%

	As at December 31
	2022	2021
Capital Ratios
Risk-weighted assets	4,843	5,101
Tangible common equity (TCE)	790	891
Tangible assets (TA)	14,232	15,249
TCE/TA	5.6%	5.8%
Common Equity Tier 1	20.3%	17.6%
Total Tier 1	20.3%	17.6%
Total Capital	24.1%	21.2%
Leverage ratio	6.7%	5.6%
We maintain a liquid balance sheet and are well capitalized. As at December 31, 2022, total cash and cash equivalents, short-term investments and investment in securities represented $8.8 billion, or 61.3% of total assets, down from 63.3% at the end of 2021. Shareholders' equity at December 31, 2022 was $864.8 million, down from $977.5 million at the end of 2021 due primarily to the unrealized losses on AFS investments included in AOCIL in 2022 as a result of rising long-term US dollar interest rates and partially offset by net income for the year net of dividends paid and shares repurchased.
Total assets decreased by $1.0 billion to $14.3 billion from 2021 to 2022, primarily due to the decrease in depositor funding which is reflected in the decrease in cash and cash equivalents, short-term investments and investment in securities balances.
As at December 31, 2022, our capital ratios were strong, and were significantly in excess of regulatory requirements. The Bank's regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA.
The TCE/TA ratio at the end of 2022 was 5.6% (2021: 5.8%), while the CET1 and total Tier 1 capital ratios at the end of 2022 were 20.3% (2021: 17.6%) and 20.3% (2021: 17.6%), respectively. These ratios continue to remain in excess of regulatory minimums at December 31, 2022.
Cash and cash equivalents, Securities Purchased Under Agreement to Resell and Short-Term Investments
We only place deposits with highly-rated institutions and ensure that there is appropriate geographic and sector diversification in our exposures. Limits are set for aggregate geographic exposures and for every counterparty for which we place deposits. Those limits are monitored and reviewed by our Credit Risk Management division and approved by the Financial Institutions Committee. We define cash and cash equivalents to include cash on hand, cash items in the process of collection, amounts due from correspondent banks and liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value. Such investments are those with less than three months maturity from the date of acquisition and include unrestricted term deposits, certificates of deposit and treasury bills. Investments of a similar nature that are either restricted or have a contractual maturity of more than three months but one year or less are classified as short-term investments. Securities purchased under agreement to resell are treated as collateralized lending transactions, and are referred to as repurchase agreements. We utilize repurchase agreements to manage liquidity. The risks of these transactions include changes in the fair value in the securities posted or received as collateral and other credit-related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.
As at December 31, 2022, cash and cash equivalents, securities purchased under agreements to resell and short-term investments were $3.0 billion, compared to $3.5 billion as at December 31, 2021. The decrease from 2021 to 2022 is primarily due to the decrease in depositor funding.
See "Note 3: Cash and cash equivalents", "Note 4: Short-term investments" and "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at and for the year ended December 31, 2022 for additional tables and information.
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
Consistent with industry and rating agency designations, we define investment grade as "BBB" or higher. As at December 31, 2022, 100% (2021: 100%) of our total investments were investment grade. Of these securities, 100% (2021: 100%) are rated "A" or higher.
The following table presents the carrying value of investment securities by balance sheet category as at December 31, 2022 and 2021:

	As at December 31
(in millions of $)	2022	2021	Dollar Change	Percent Change
Available-for-sale	1,989	3,474	(1,485)	(42.7)%
Held-to-maturity	3,738	2,763	975	35.3%
Total Investment in Securities	5,727	6,237	(510)	(8.2)%
The investments were placed almost exclusively in US government and federal agency securities totaling $4.9 billion, based upon carrying value, or 95.2% of the total investment portfolio, as at December 31, 2022. Total net unrealized losses in the investment portfolio were $761.3 million, compared to net unrealized gains of $0.4 million at the end of 2021. The movement in unrealized losses for the year was a result of rising long-term US dollar interest rates. The 10-year treasury rate was 3.87% as of December 31, 2022 compared to 1.51% the year before.

Equity securities at fair value remains flat at $0.2 million at the end of 2022. As at December 31, 2022, the equity securities at fair value consisted of real estate mutual funds.
AFS securities totaled $2.0 billion at the end of 2022, compared to $3.5 billion at the end of 2021. As at December 31, 2022, 86.1% or $1.7 billion (2021: 90.5%, or $3.1 billion) of AFS securities consisted of holdings of securities issued by the US government and federal agencies. As at December 31, 2022, the remaining 13.9%, or $276.1 million of AFS securities (2021: 9.5% or $330.1 million) was comprised primarily of guaranteed student loan-backed securities of 0.3%, or $5.6 million (2021: 0.4%, or $13.2 million), debt securities issued by non-US governments of 12.6%, or $251.5 million (2021: 8.3%, or $289.6 million) and residential mortgage-backed securities of 1.0%, or $19.0 million (2021: 0.8%, or $27.3 million). The overall decrease in US government and federal agency securities was due to the Q1 and Q2 transfers totaling $1.0 billion of securities from the AFS to HTM portfolio at fair value and the increase in total net unrealized losses from rising long-term US dollar interest rates`. Securities were transferred from the AFS to HTM portfolio in order to mitigate any further downward impacts to AOCIL as a result of the rapidly rising interest rate environment.
HTM investments were $3.7 billion as at December 31, 2022 (2021: $2.8 billion) and consisted entirely of mortgage-backed securities issued by US federal agencies that management does not intend to sell before contractual maturity. The increase in US government and federal agency securities was due to the aforementioned transfer of $1.0 billion of securities from the AFS to HTM portfolio at fair value and offset by scheduled paydowns.
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
While management sold AFS securities during 2022 and 2021, these securities were sold for a net loss of minimal amount in 2022 and $0.2 million in 2021. The sale in 2022 involved asset-backed securities-student loans. The sale in 2021 involved selling US agency securities as part of a portfolio rebalancing strategy in order to manage duration and interest rate sensitivity. This also included selling lower yielding explicitly guaranteed US agency securities and purchasing higher yielding implicitly guaranteed US agency securities. Management does not have the intention or does not foresee a more likely than not scenario where the Bank will be required to sell any further securities which are in an unrealized loss position, and accordingly, management has concluded that these sales are not credit loss indicators for any remaining securities in a loss position as at December 31, 2022.
See "Note 5: Investment in securities" to our audited consolidated financial statements as at December 31, 2022 for additional tables and information.
Loans
The loan portfolio decreased from $5.2 billion at the end of 2021 to $5.1 billion as at December 31, 2022. The decrease was driven by the impact of the strengthening of the US dollar on GBP denominated balances, the early repayment of a number of commercial facilities and partially offset by the extension of a government facility in the Cayman Islands.
The loan portfolio represented 35.6% of total assets as at December 31, 2022 (2021: 34.2%), while loans as a percentage of total deposits increased from 37.8% at the end of 2021 to 39.2% at the end of 2022. The increase in both ratios were attributable principally to a decrease in deposit balances at December 31, 2022 driven by the expected withdrawal of some pandemic-related deposits as well as the impact of the strengthening US dollar on non-US dollar denominated balances.
Allowance for credit losses as at December 31, 2022 totaled $25.0 million, a decrease of $3.1 million from the prior year. The movement was driven by a decrease in provisioned non-accrual loans, net paydowns and foreign exchange movements in the portfolio. This was partially offset by slightly weaker economic forecasts and the extension of a large, long-term government facility in the Cayman Islands.
Gross non-accrual loans totaled $63.1 million as at December 31, 2022, $2.0 million higher than $61.0 million as at December 31, 2021, and represented 1.2% of the total loan portfolio as at December 31, 2022, compared to 1.2% as at December 31, 2021.The increase in non-accrual loans was driven by a few residential mortgages in the Channel Islands and UK segment moving into non-accrual and partially offset by a number of Bermuda residential mortgages improving to current status. In 2022, we held OREO amounting to $0.8 million (2021: $0.7 million), a decrease of $0.1 million due to the foreclosure of three loans in the Bermuda and Channel Islands and UK segments and which was partially offset by the sale of three properties in the Bermuda and Channel Islands and UK segments.
Overall, the credit quality of the Bank's lending portfolio held steady from December 31, 2021 to December 31, 2022.
Government
Loans to governments were $281.5 million, which was a $21.9 million increase from 2021, due primarily to the extension of a long-term facility to the Cayman Islands Government and partially offset by the repayment of facilities in Bermuda and the Channel Islands.
Commercial
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses.
Commercial real estate loans are offered to real estate investors, developers and builders based primarily in Bermuda and the Cayman Islands. To manage our credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by non-cancellable long-term leases to high quality international businesses. These cash flows are generally sufficient to service the loan. The portfolio decreased by $65.8 million to $627.3 million at December 31, 2022.
Commercial loans outstanding as at December 31, 2022 were $441.9 million, which represented a decrease of $36.4 million from the previous year driven by the repayment of two facilities in Bermuda and Cayman and the maturity of a facility in Bermuda.

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
As at December 31, 2022, residential mortgages totaled $3.6 billion (or 69.7% of total gross loans), a $52.8 million decrease from December 31, 2021. This decrease was attributed mainly to the impact of the strengthening USD exchange rate on the Channel Islands and UK mortgage books, repayments exceeding new loan growth in Bermuda and partially offset by net new loan growth in the Cayman Islands.
Other Loan Portfolios
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards, commercial financing, loans to financial institutions and overdraft facilities to retail, corporate and private banking clients in the jurisdictions in which we operate. As at December 31, 2022, other consumer loans totaled $200.5 million (or 3.9% of total gross loans), a $14.3 million decrease from December 31, 2021. This was primarily driven by the completion of residential construction projects in the Cayman Islands.
See "Note 6: Loans" and "Note 7: Credit risk concentrations" to our audited consolidated financial statements as at December 31, 2022 for more information on our loan portfolio and contractual obligations and arrangements.
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
The table below shows the year-end and average total deposit balances by jurisdiction for the year ended and as at December 31, 2022 and 2021:

	As at December 31		Dollar change	Average balance		Dollar change
(in millions of $)	2022	2021		2022	2021
Bermuda	4,488	4,511	(23)	4,658	4,616	42
Cayman Islands	4,293	4,612	(319)	4,437	4,400	37
Channel Island and the UK	4,210	4,747	(537)	4,208	4,724	(516)
Total deposits	12,991	13,870	(879)	13,303	13,740	(437)
Average total deposits decreased by $0.4 billion to $13.3 billion in 2022. On a year-end basis, total deposits were down by $0.9 billion from $13.7 billion at the end of 2021. The decrease in deposit balances was driven by the normalization of pandemic surge deposit levels and the impact of a strengthening US dollar on non-US dollar denominated deposits.
Demand deposits, which include checking accounts (both interest bearing and non-interest bearing), savings and call accounts, totaled $9.9 billion, or 76.1% of total deposits at the end of 2022, compared to $10.9 billion or 78.8%, at the end of 2021. Term deposits increased by $0.2 billion to $3.1 billion compared to the prior year. The cost of funds on deposits increased from 11 basis points in the full year ended 2021 to 34 basis points in 2022 primarily due to higher market interest rates. Average non-interest bearing deposits increased to $3.0 billion from $2.9 billion in 2021.
Included in total deposits are deposits from banks of $12.6 million at the end of 2022, down from $26.4 million at the end of 2021.
See "Note 10: Deposits" to our audited consolidated financial statements as at December 31, 2022 for additional tables and information.
Borrowings
We have no issuances of certificates of deposit ("CD"), commercial paper ("CP") or senior notes outstanding and have no CD or CP issuance programs. We use funding from the inter-bank market as part of interest rate risk and liquidity management. As at December 31, 2022, deposits from banks totaled $12.6 million, $13.8 million lower than the prior year.
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
As at December 31, 2022, we had a net obligation for employee future benefits in the amount of $92.0 million, down $34.2 million (27.1%) from $126.2 million at the end of 2021. The decrease was driven primarily by experienced gains from increases in discount rate assumptions used to measure the obligation.
See "Note 11: Employee benefit plans" to our audited consolidated financial statements as at December 31, 2022 for additional tables and information.
Long-Term Debt, Interest Payments and Maturities
We had outstanding issuances of long-term debt with a carrying value of $172.3 million as at December 31, 2022 and $171.9 million as at December 31, 2021, all issued in US Dollars. On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and are due on June 15, 2030.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, amongst other, to repay the entire amount of the US $45 million outstanding subordinated notes series 2005-B which matured on July 2, 2020 and the entire amount of the US $25 million outstanding subordinated notes series 2008-B which were eligible for redemption. As at December 31, 2022, all of our outstanding long-term debt was eligible for inclusion in our Tier 2 regulatory capital base, limited to 50% of Tier 1 capital.
The following table presents the contractual maturity, interest rates and principal outstanding as at December 31, 2022:

Long-term debt (in millions of $)	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal outstanding
2018 issuance	June 1, 2023	June 1, 2028	5.25%	3 months US$ LIBOR + 2.255%	75.0
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100.0
Unamortized debt issuance costs					(2.7)
Total					172.3
See "Note 19: Long-term debt" to our audited consolidated financial statements as at December 31, 2022 for additional information.
Other Liabilities
Other liabilities include operating lease liabilities, derivative liabilities, current employee salaries and benefits payable and related payroll tax, as well as sundry liabilities. Other liabilities decreased by $3.5 million to $185.9 million as at December 31, 2022. The decrease was a result of decreased mark-to-market losses on derivatives and offset by higher sundry liabilities.
Leases
In the normal course of operation, the Bank enters into leasing agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The Bank recognizes right-of-use assets and lease liabilities for operating leases. Lease liabilities are measured as the present value of future lease payments, including term renewals that are reasonably certain to occur, discounted using the Bank’s incremental borrowing rate. The Bank has used the rate of its June 11, 2020 debt issuance as the incremental borrowing rate for existing lease liabilities and, for any new leases commencing in 2023 but recognized as at December 31, 2022, has adjusted this rate upwards to reflect the movements in relevant reference rate indices since this issuance.
The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2035. Certain lease payments will be adjusted during the related leases’ terms based on movements in the relevant consumer price index.
See "Note 13: Leases" to our audited consolidated financial statements as at December 31, 2022 for additional information.
Repurchase Agreements
We also obtain funds from time to time from the sale of securities to institutional investors under repurchase agreements. In a repurchase agreement transaction, we will generally pledge investment securities as collateral in a borrowing transaction, agreeing to repurchase the identical security on a specified later date, generally not more than 90 days, at a price greater than the original sales price. The difference between the sale price and repurchase price is the cost of the use of the proceeds, or interest expense. The investment securities underlying these agreements may be delivered to securities dealers who arrange such transactions as collateral for the repurchase obligation. Repurchase agreements represent a cost competitive funding source and also provide liquidity on agency paper for us. However, we are subject to the risk that the borrower of the securities may default at maturity and not return the collateral. In order to minimize this potential risk when entering into such transactions, we generally deal with large, established investment brokerage firms with whom we have master repurchase agreements. Repurchase transactions are accounted for as collateralized financing arrangements rather than as sales of such securities, and the obligation to repurchase such securities is reflected as a liability in our consolidated financial statements. As at December 31, 2022 and 2021, there were no repurchase agreements outstanding.

Shareholders' Equity
Shareholders' equity decreased during the year ended December 31, 2022 by $112.7 million to $864.8 million.
Increases totaling $273.0 million included:
•$214.0 million of net income for the year;
•$41.9 million from adjustments to employee benefit plans; and
•$17.1 million for share-based compensation and settlements.
The increases were offset by the following decreases of $385.7 million:
•$87.3 million of common share dividends;
•$3.9 million from net increases in treasury shares;
•$4.8 million from net change in unrealized gains (losses) on translation of net investment in foreign operations;
•$91.3 million from net change in unrealized gains (losses) on HTM investments; and
•$198.4 million from net change in unrealized gains (losses) on AFS investments.

Segment Overview
The Bank is managed by the Chairman & CEO on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman Islands, Channel Islands and the UK, and Other. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with GAAP. Each reportable segment has a managing director who reports to the Chairman & CEO. The Chairman & CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.
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
Bermuda (Including Head Office)
For more than 150 years, Bermuda has served as home to our headquarters and remains our largest jurisdiction in terms of number of employees and business volume. The following table provides certain financial information for our Bermuda segment for the years ended December 31, 2022, 2021 and 2020.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2022	2021	2020	2021 to 2022	2020 to 2021	2021 to 2022	2020 to 2021
Net interest income	161.9	146.0	159.6	15.9	(13.6)	10.9%	(8.5)%
Provision for credit recoveries (losses)	(1.2)	2.2	(8.8)	(3.4)	11.0	(154.5)%	125.0%
Non-interest income	87.9	84.6	85.2	3.3	(0.6)	3.9%	(0.7)%
Net revenue before other gains (losses)	248.6	232.8	236.0	15.8	(3.2)	6.8%	(1.4)%
Operating expenses	(188.7)	(186.8)	(192.8)	(1.9)	6.0	1.0%	(3.1)%
Net income before other gains (losses)	59.9	46.0	43.2	13.9	2.8	30.2%	6.5%
Total other gains (losses)	—	0.9	2.0	(0.9)	(1.1)	(100.0)%	(55.0)%
Net income	59.9	46.9	45.2	13.0	1.7	27.7%	3.8%

Summary Balance Sheet	As at December 31
(in millions of $)	2022	2021	Dollar change	Percent change
Total deposits	4,488	4,511	(23)	(0.5)%
Loans, net of allowance for credit losses	1,879	2,023	(144)	(7.1)%
Total assets	5,405	5,728	(323)	(5.6)%
Assets under administration
Custody and other administration services	14,534	16,099	(1,565)	(9.7)%
Trust	57,617	54,452	3,165	5.8%
Assets under management
Butterfield Funds	1,529	1,531	(2)	(0.1)%
Other assets under management	2,046	2,272	(226)	(9.9)%
Total assets under management	3,575	3,803	(228)	(6.0)%
Number of employees	413	413	—	—%

2022 vs. 2021
    Net income before other gains and losses was $59.9 million for the year ended December 31, 2022, up by $13.9 million from $46.0 million in the prior year. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
    Net interest income before provision for credit losses increased by $15.9 million to $161.9 million in 2022, driven primarily by higher market interest rates across the yield curve.
    There is a provision for credit losses of $1.2 million in 2022 compared to a provision for credit recoveries of $2.2 million in 2021. The movement is due to weaker macroeconomic forecasts impacting future expected credit loss estimates and charge-offs on a commercial facility.
    Non-interest income increased by $3.3 million to $87.9 million in 2022. This was primarily due to higher banking income and foreign exchange revenue as a result of one-off breakage fees and increased volumes; increased asset management fees due to an increase in net asset values driven by rising rates and increased trust income driven by new business and accounting fees. These increases were partially offset by lower custody and other administration fees driven by declining AUAs from market declines and decreases in other income due to the timing of recognizing unclaimed assets.
    Operating expenses increased by $1.9 million to $188.7 million in 2022 which was driven by the increase in staff related costs due to higher staff incentive accruals and costs associated with the departure of a senior executive recorded as a non-core item; increased professional and outside services costs due to an increase in inter-company charges related to increased staff levels in support centers and higher marketing costs driven by an increase in sponsored event costs. This was partially offset by a decrease in technology and communications cost due to the depreciation charges on the existing core banking system in the prior year continuing to outpace costs associated with the new technology projects.
    Total assets as at December 31, 2022 were $5.4 billion, down $0.3 billion from December 31, 2021. Total deposits were $4.5 billion in December 31, 2022, mostly flat from December 31, 2021, and loan balances at December 31, 2022 were $144.0 million lower at $1.9 billion, driven by the early repayment of government and other commercial facilities.
Client AUA for the trust and custody businesses as at December 31, 2022 were $57.6 billion and $14.5 billion, respectively, while assets under management were $3.6 billion. This compares with $54.5 billion, $16.1 billion and $3.8 billion, respectively, as at December 31, 2021.
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
    There was a provision for credit recoveries of $2.2 million in 2021 compared to a provision for credit losses of $8.8 million in 2020. The movement is due to both the improvement in macroeconomic forecasts impacting future expected credit loss estimates and a reduction in non-performing loans.
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
We have continued to enhance our client delivery channels and online and mobile banking platform upgrades. With four banking centers in desirable locations and 17 ATMs strategically located in Grand Cayman, we continue to be a leading provider of financial services locally. The following table provides certain financial information for our Cayman Islands segment for the years ended December 31, 2022, 2021 and 2020.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2022	2021	2020	2021 to 2022	2020 to 2021	2021 to 2022	2020 to 2021
Net interest income	115.9	91.0	95.4	24.9	(4.4)	27.4%	(4.6)%
Provision for credit (losses) recoveries	(0.6)	1.4	0.5	(2.0)	0.9	(142.9)%	180.0%
Non-interest income	66.7	58.1	49.3	8.6	8.8	14.8%	17.8%
Net revenue before other gains (losses)	182.0	150.5	145.2	31.5	5.3	20.9%	3.7%
Operating expenses	(62.1)	(58.9)	(62.6)	(3.2)	3.7	5.4%	(5.9)%
Net income before other gains (losses)	119.9	91.5	82.6	28.4	8.9	31.0%	10.8%
Total other gains (losses)	—	0.2	0.4	(0.2)	(0.2)	(100.0)%	(50.0)%
Net income	119.9	91.7	83.0	28.2	8.7	30.8%	10.5%

Summary Balance Sheet	As at December 31
(in millions of $)	2022	2021	Dollar change	Percent change
Total deposits	4,293	4,612	(319)	(6.9)%
Loans, net of allowance for credit losses	1,270	1,137	133	11.7%
Total assets	4,566	4,973	(407)	(8.2)%
Assets under administration
Custody and other administration services	3,444	4,396	(952)	(21.7)%
Trust	6,614	8,008	(1,394)	(17.4)%
Assets under management
Butterfield Funds	175	163	12	7.4%
Other assets under management	622	702	(80)	(11.4)%
Total assets under management	797	866	(69)	(8.0)%
Number of employees	244	241	3	1.2%
2022 vs. 2021
Net income before other gains and losses for the year ended December 31, 2022 was $119.9 million, up by $28.4 million from $91.5 million in 2021. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
Net interest income before provision for credit losses was $115.9 million in 2022, up by $24.9 million compared to 2021. The increase from 2021 to 2022 was due to higher market interest rates across the yield curve.
Provision for credit losses of $0.6 million in 2022 represented a decrease of $2.0 million compared to credit recoveries of $1.4 million in 2021. The decrease was driven by the extension of a large, long-term government facility in the Cayman Islands as well as decreasing macroeconomic forecasts impacting future expected credit loss estimates.
Non-interest income was $66.7 million, up $8.6 million from 2021 driven by favorable volume variances impacting banking and foreign exchange revenue and the scheduled recognition of unclaimed assets.
Operating expenses increased by $3.2 million from 2021 to $62.1 million in 2022, driven by an increase in staff related costs due to higher staff incentive accruals coupled with higher property maintenance costs. The increases were partially offset by a decrease in technology and communications costs due to the existing core banking system being fully depreciated in the prior year.
Total assets as at December 31, 2022 were $4.6 billion, down $0.4 billion from December 31, 2021, reflecting lower depositor funding levels. Net loans were up at $1.3 billion at December 31, 2022 mainly from the extension of a government facility in the Cayman Islands and residential mortgage growth.
Client AUA for the trust and custody businesses were $6.6 billion and $3.4 billion, respectively, while AUM were $0.8 billion at December 31, 2022. This compares with $8.0 billion, $4.4 billion and $0.9 billion, respectively, on December 31, 2021.
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
Channel Islands and the UK
The Channel Islands and UK segment includes the jurisdictions of Guernsey, Jersey (both in the Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial institutions including private banking, corporate banking and treasury services, internet banking, wealth management, mortgage lending and fiduciary services. In 2021, the segment entered the local mortgage market offering various products to local residents. The UK jurisdiction provides mortgages for high-value residential properties. The following table provides certain financial information for our Channel Islands and the UK segment for the years ended December 31, 2022, 2021 and 2020.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2022	2021	2020	2021 to 2022	2020 to 2021	2021 to 2022	2020 to 2021
Net interest income	65.7	62.8	62.7	2.9	0.1	4.6%	0.2%
Provision for credit (losses) recoveries	(0.6)	(0.5)	(0.2)	(0.1)	(0.3)	20.0%	150.0%
Non-interest income	40.5	45.3	40.7	(4.8)	4.6	(10.6)%	11.3%
Net revenue before other gains (losses)	105.6	107.6	103.2	(2.0)	4.4	(1.9)%	4.3%
Operating expenses	(74.0)	(81.7)	(82.2)	7.7	0.5	(9.4)%	(0.6)%
Net income before other gains (losses)	31.6	25.9	21.0	5.7	4.9	22.0%	23.3%
Total other gains (losses)	1.5	(2.4)	(1.2)	3.9	(1.2)	162.5%	100.0%
Net income	33.1	23.5	19.8	9.6	3.7	40.9%	18.7%

Summary Balance Sheet	As at December 31
(in millions of $)	2022	2021	Dollar change	Percent change
Total deposits	4,210	4,747	(537)	(11.3)%
Loans, net of allowance for credit losses	2,017	2,171	(154)	(7.1)%
Total assets	4,626	5,235	(609)	(11.6)%
Assets under administration
Custody and other administration services	14,203	16,263	(2,060)	(12.7)%
Trust	10,010	10,374	(364)	(3.5)%
Assets under management
Butterfield Funds	48	64	(16)	(25.0)%
Other assets under management	629	766	(137)	(17.9)%
Total assets under management	677	830	(153)	(18.4)%
Number of employees	379	369	10	2.7%
2022 vs. 2021
Our Channel Islands and UK segment posted net income before gains and losses of $31.6 million in 2022, an increase of $5.7 million when compared to 2021. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
Net interest income before provision for credit losses reflected an increase of $2.9 million to $65.7 million in 2022, compared to $62.8 million in 2021. The increase was due to higher market interest rates across the yield curve and partially offset by the strengthening of the US dollar.
Provision for credit losses remained mostly flat at $0.6 million in 2022.
Non-interest income decreased by $4.8 million to $40.5 million in 2022 due to the strengthening of the US dollar as it was mostly flat in local GBP. In local currency, favorable volume-driven variances in banking and foreign exchange revenue were offset by decreased trust revenues as a result of lower special and accounting fees and decreased asset management revenues due to lower brokerage fees.
Operating expenses of $74.0 million in 2022 were $7.7 million lower than 2021, again due to the strengthening of the US dollar as it was mostly flat in local GBP. In local currency, a favorable professional and outside services fees variance driven by lower inter-company charges was offset by an increase in staff related costs due to higher staff incentive accruals and inflationary salary adjustments.
Total other gains (losses) for 2022 were gains of $1.5 million, an increase of $3.9 million compared to losses in 2021 due to losses related to defined benefit settlement accounting recorded in the previous year that did not re-occur.
Total assets of $4.6 billion as at December 31, 2022, a decrease from $5.2 billion as at December 31, 2021 reflecting lower depositor funding levels and the strengthening of the US dollar. Net loans decreased $0.2 billion to $2.0 billion at December 31, 2022 as a result of the aforementioned strengthening of the US dollar .
As at December 31, 2022, client AUA for the trust and custody businesses were $10.0 billion and $14.2 billion, respectively, while AUM were $0.7 billion. This compares with $10.4 billion, $16.3 billion and $0.8 billion, respectively, as at December 31, 2021.

2021 vs. 2020
Our Channel Islands and UK segment posted net income before gains and losses of $25.9 million in 2021, an increase of $4.9 million when compared to 2020. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
Net interest income before provision for credit losses reflected an increase of $0.1 million to $62.8 million in 2021, compared to $62.7 million in 2020. Favorable GBP/USD foreign exchange rates throughout 2021 more than offset the impact of lower market rates across the yield curve as a result of the COVID-19 pandemic which were also partially offset by lower deposit costs.
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
The Group executive management team is led by the Chairman & CEO and includes the members of executive management reporting directly to the Chairman & CEO. The executive management team is responsible for setting business strategy and for monitoring, evaluating and managing risks across the Group. It is supported by the following management committees:

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
The functions within the Risk Management group that support our risk management activities are outlined below.
Group Market Risk:    This unit provides independent oversight of the measurement, monitoring and control of liquidity and funding risks, interest rate and foreign exchange risks as well as the market risks associated with our investment portfolios. It also monitors compliance with both regulatory requirements and our internal policies and procedures relating to the management of these risks.
Group Credit Risk Management:    This unit is responsible for the adjudication and oversight of credit risks associated with our retail and commercial lending activities and the management of risks associated with our investment portfolios and counterparty exposures. It also establishes the parameters and delegated limits within which credit risks may be assumed and promulgates guidelines on how exposures should be managed and monitored.
Group Operational Risk:    This unit assesses the effectiveness of our procedures and internal controls in managing our exposure to various forms of operational risk, including those associated with new business activities and processes and the deployment of new technologies. It is also responsible for our incident management processes and reviews the effectiveness of our loss data collection activities.
Group Compliance:    This unit provides independent analysis and assurance of our compliance with applicable laws, regulations, codes of conduct and recommended best practices, including those associated with the prevention of financial crime, including money laundering and terrorist financing. It is also responsible for assessing our potential exposure to upstream risks and for providing guidance on the preparations that should be made in advance of these changes coming into effect.
The third "line of defense" is provided by our Group Internal Audit function, which performs oversight and ongoing review, and challenges the effectiveness of the internal controls that are executed by the business and Risk Management. The Group Head of Internal Audit has a dual reporting line to both the Chair of the Audit Committee and the Chairman & CEO.
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

The Risk Appetite Framework
In pursuit of its strategic goals and objectives, the Bank is exposed to a broad range of risks. In support of effective governance and risk informed decision-making, the Bank has set out a risk appetite statement and framework covering its principal risk exposures and approach to managing risk. The Bank’s risk appetite is set annually by the Board with the goal of aligning risk taking with statutory requirements, strategic business objectives and capital planning activities. It serves to express a clear and unambiguous methodology to foster a common risk culture across the organization, predicated on a common risk language and guide for internal stakeholders regarding acceptable and unacceptable behavior.
Our framework comprises the following elements:
(1)     Level 1: Principle categories of Financial, Compliance, Operational, Reputational and Strategic risk.
(2)    Level 2: These risks more granularly classified to sub-risk types which represent the various risks that the Group assumes across the entirety of its                     operations in the pursuit of its strategic initiatives:
•Financial (Credit, Liquidity, Market)
•Compliance (Regulatory Compliance, Financial Crime)
•Operational (Outsourcing, Fiduciary, Investment, Tax Reporting, Financial Reporting, Correspondent Banking, People, Cyber, Technology Performance, Governance)
•Reputational
•Strategic

(3)    There are three options for our risk appetite (set out in the following table) for each Level 2 risk type, with each appetite designed to convey a clear strategic direction in terms of the risk/reward profile assumed, to ensure consistency in our risk conversations.

Appetite	Definition	Profile
Conservative	Areas in which the Group avoids risk, or acts to minimize or eliminate the likelihood that the risk will occur, because we have determined the likelihood and impact of potential implications are intolerable.	Our processes and controls are defensive and focus on detection and prevention.
Balanced	Areas in which the Group must constantly strike a balance between the potential upside benefits and potential downside costs of a given decision.	Exposures are only assumed when the risk can be quantified accurately and is assessed as being acceptable.
Tolerant	Areas in which the Group prefers disciplined risk-taking because we have determined the potential upside benefits outweigh the potential costs.	Exposures can be estimated reliably and structures, systems and processes are in place to manage them.
(4)    A statement of our governing principles relating to each risk category. This establishes the characteristics of the risks that the Bank is willing to assume and the management behaviors it should exhibit when doing so.
Specific performance measures (Key Risk Indicators) and tolerance thresholds have been established with respect to each risk category, combining quantitative and qualitative targets (which are designed to reflect both forward-looking as well as historical perspectives), to help provide executive management and the Board with an indication of the "direction" of our exposure relative to our declared risk appetite and an early warning of material adverse developments requiring remedial action.
The limits, targets and thresholds used to measure performance continue to be refined through the Enterprise Risk Management framework, including the expansion of Level 2 risk types, in an effort to express more granular exposure of risk relative to the stated appetite. All changes proposed pass through a formal review and approval process at both the executive management and Board levels prior to their adoption. Through this approach, the risk appetite statement sets the tone for our risk culture across the Group as a whole, influencing behaviors at all levels of the organization and reinforcing accountability for decisions taken.
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
We also use derivatives in the asset and liability management of positions to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. Our derivative contracts principally involve over-the-counter transactions that are privately negotiated between the Group and the counterparty to the contract. Derivative instruments that may be used as part of our interest rate risk management strategy include interest rate swaps. Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date.
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

December 31, 2022	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing	Total	Total fair value(1)
Assets
Cash and deposits with banks	2,008	—	—	—	—	93	2,101	2,101
Securities purchased under agreement to resell	60	—	—	—	—	—	60	60
Short-term investments	406	422	56	—	—	—	884	884
Investments(2)	6	8	179	943	4,592	—	5,728	5,187
Loans(3)	2,927	35	166	1,533	406	29	5,096	5,050
Other assets	—	—	—	—	—	437	437	437
Total assets	5,407	465	401	2,476	4,998	559	14,306	13,719
Liabilities and shareholders' equity
Demand deposits	6,819	25	—	—	—	3,040	9,884	9,884
Term deposits(4)	2,126	457	437	87	—	—	3,107	3,109
Other liabilities	—	—	—	—	—	278	278	278
Subordinated capital(4)	—	75	—	97	—	—	172	178
Shareholders' equity	—	—	—	—	—	865	865	271
Total liabilities and shareholders' equity	8,945	557	437	184	—	4,183	14,306	13,719
Interest rate sensitivity gap	(3,538)	(92)	(36)	2,292	4,998	(3,624)	—
Cumulative interest rate sensitivity gap	(3,538)	(3,630)	(3,666)	(1,374)	3,624	—	—
____________________________
(1)See Item 5.A. "Operating Results - Critical Accounting Policies and Estimates - Fair Values" and "Note 17: Fair value measurements" of the audited consolidated financial statements for further detail on the determination of fair value.
(2)Investments include (i) HTM, which are carried at their amortized cost on the consolidated balance sheet, and (ii) equity securities and AFS investments, each of which are carried at fair value on the consolidated balance sheet. The fair value column presents all classifications at their fair value.
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
The following table summarizes the simulated change in net interest income versus unchanged rates as at December 31, 2022 and December 31, 2021:

	For the year ended
	December 31, 2022		December 31, 2021
	Following 12 Months	Months 13 - 24	Following 12 Months	Months 13 - 24
+300 basis points	4.9%	10.1%	21.6%	24.8%
+200 basis points	3.3%	6.7%	14.2%	16.6%
+100 basis points	1.6%	3.4%	6.6%	8.1%
Flat rates	0.0%	0.0%	0.0%	0.0%
−100 basis points	(5.6)%	(7.4)%	17.8%	15.7%
The following table presents the change in our economic value of equity as at December 31, 2022 and December 31, 2021, assuming immediate parallel shifts in interest rates:

	For the year ended
	December 31, 2022	December 31, 2021
+300 basis points	(17.1)%	(7.4)%
+200 basis points	(11.2)%	(5.2)%
+100 basis points	(5.4)%	(2.0)%
Flat rates	0.0%	0.0%
−100 basis points	3.5%	(0.6)%
With interest rates rising rapidly in 2022, the duration of our investment portfolio expanded as prepayments slowed and our ratio of fixed versus floating rate loans increased. Deposit costs are also getting more sensitive to market rates, most notably in our Channel Islands market, which explains the change in the IRR profile i.e. showing less NII sensitivity to upside shocks and a higher (negative) impact of those shocks on EVE.
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
We monitor and manage our liquidity by banking location and on a Group-wide basis. The treasury functions in the Group's banking operations, located in Bermuda, the Cayman Islands, Guernsey, and Jersey, manage day-to-day liquidity. The Group market risk function has the responsibility for measuring and reporting to senior management on liquidity risk positions. We manage our liquidity based on demand, commitments, specific events and uncertainties to meet current and future financial obligations of a short-term nature. Our objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to earnings enhancement opportunities in a changing marketplace. Management is responsible for establishing and monitoring liquidity targets as well as strategies to meet these targets. The Group adopts a conservative liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically, the Group manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology.

We maintained a balance sheet with loans representing 35.6% of total assets as at December 31, 2022. Further, at that date there were significant sources of liquidity within our balance sheet in the form of cash and cash equivalents, short-term investments, securities purchased under agreements to resell and investments amounting to $8.8 billion, or 61.3%, of total assets.
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
Individual credit authority for commercial and other loans is limited to specified amounts and maturities. Credit decisions involving commitment exposure in excess of the specified individual limits are submitted to CRM and then to the GCC, which provides a forum for ongoing executive review of loan activity, establishing our credit guidelines and policies and approving selected credit transactions in accordance with our business objectives. The committee reviews large credit exposures, establishes and reviews credit strategy and policy and approves selected credit transactions. The FIC manages counterparty risk in respect of third party bank counterparties which do not have commercial credit relationships within the Group and also approves country exposure limits.
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
Credit Risk — Retail and Private Banking
Retail and private lending activity is split between residential mortgages, personal loans, credit cards and authorized overdrafts. Retail credit risks are managed in accordance with limits and processes set out in the credit risk policies and guidelines approved by GCC and GRCC (and approved by the Board). The policies set out where specialist underwriting may be needed.
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
Residential
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
Credit Risk — Commercial Banking
Commercial credit risks are managed in accordance with limits and asset quality measures set out in the credit risk policies and guidelines approved by the GCC (and ratified by the Board).
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
Diversification and avoidance of concentration is emphasized. The Group establishes limits for countries and each financial institution where there is an expected exposure. Ongoing asset quality monitoring is undertaken by Treasury and CRM and reports are sent to the FIC, GCC and GRCC on a monthly basis. Exception reporting takes place against a range of asset quality triggers. Treasury uses a number of risk mitigation techniques including netting and collateralization agreements. Other methods (such as margining and derivatives) are used periodically to mitigate the risk associated with particular transactions or groups of transactions.
For its exposure to Treasury credit risk, the Group uses external credit assessment institutions as permitted under Basel III for sovereign, financial institutions, asset-backed securities, covered bonds and corporate risks. With regard to financial institutions and corporates, the Group's preference for a long-term rating is the senior unsecured rating. However, counterparty ratings and/or short-term deposit or commercial paper ratings are used if this is unavailable. For asset-backed securities, the issue or tranche rating is used.
Exposures
The following tables analyze the Group's regulatory credit risk exposures as at December 31, 2022 and December 31, 2021. Exposures are allocated to specific standardized exposure portfolios determined by the BMA's Revised Framework for Regulatory Capital Assessment and it is these portfolios that determine the risk weights used. These exposures include both on- and off-balance sheet exposures, with the latter shown separately after credit conversion factors have been applied.

Analysis of exposures class (in millions of $)	Average Exposure 2022	Position as at December 31, 2022	Average Exposure 2021	Position as at December 31, 2021
Cash	69.4	73.9	70.2	66.5
Claims on Sovereigns	2,758.6	2,933.5	2,539.2	3,091.5
Claims on Public Sector Entities	42.8	6.4	88.2	68.2
Claims on Corporates	595.5	477.0	666.0	559.0
Claims on Banks and Securities Firms	1,458.6	1,346.9	1,804.6	1,527.6
Securitizations	4,896.0	4,646.7	5,194.9	5,134.3
Retail Loans	202.8	211.8	226.6	222.3
Residential Mortgages	3,499.3	3,544.8	3,444.3	3,582.8
Commercial Mortgages	644.2	619.5	703.5	675.7
Past Due Loans	64.6	68.6	72.4	63.3
Other Balance Sheet Exposures	260.1	282.6	268.5	246.6
Non‑Market Related Off-Balance Sheet Credit Exposures	535.5	482.8	628.7	608.7
Market Related Off‑Balance Sheet Credit Exposures	60.4	51.1	58.0	54.8
Total	15,087.9	14,745.6	15,765.2	15,901.3

Geographic segment distribution of exposures class as at December 31, 2022 (in millions of $)	Bermuda	Cayman Islands	Channel Islands & UK	Other	Total
Cash	38.8	35.1	—	—	73.9
Claims on Sovereigns	912.4	722.2	1,298.9	—	2,933.5
Claims on Public Sector Entities	6.4	—	—	—	6.4
Claims on Corporates	313.0	42.1	121.9	—	477.0
Claims on Banks and Securities Firms	503.9	417.2	415.2	10.6	1,346.9
Securitizations	1,811.1	2,165.3	670.3	—	4,646.7
Retail Loans	100.3	72.5	39.0	—	211.8
Residential Mortgages	997.5	815.0	1,732.3	—	3,544.8
Commercial Mortgages	457.7	79.9	81.9	—	619.5
Past Due Loans	48.1	0.7	19.8	—	68.6
Other Balance Sheet Exposures	161.1	55.7	53.3	12.5	282.6
Non‑Market Related Off-Balance Sheet Credit exposures	170.7	180.4	131.7	—	482.8
Market Related Off-Balance Sheet Credit Exposures	24.5	1.5	25.1	—	51.1
Total	5,545.5	4,587.6	4,589.4	23.1	14,745.6

Residual maturity breakdown of exposures class as at December 31, 2022 (in millions of $)	Up to 12 months	1 ‑ 5 years	More than 5 years	No specific maturity	Total
Cash	73.9	—	—	—	73.9
Claims on Sovereigns	1,736.6	763.7	433.2	—	2,933.5
Claims on Public Sector Entities	—	—	6.4	—	6.4
Claims on Corporates	215.9	178.9	82.2	—	477.0
Claims on Banks and Securities Firms	1,346.9	—	—	—	1,346.9
Securitizations	—	18.0	4,628.7	—	4,646.7
Retail Loans	157.5	40.3	14.0	—	211.8
Residential Mortgages	410.7	1,156.9	1,977.2	—	3,544.8
Commercial Mortgages	28.5	107.7	483.3	—	619.5
Past Due Loans	36.4	5.9	26.3	—	68.6
Other Balance Sheet Exposures	—	—	—	282.6	282.6
Non‑Market Related Off-Balance Sheet Credit exposures	482.8	—	—	—	482.8
Market Related Off-Balance Sheet Credit Exposures	51.1	—	—	—	51.1
	4,540.3	2,271.4	7,651.3	282.6	14,745.6
Impairment Provisions
Credit Risk Concentrations
Concentration risk is defined as: any single exposure or group of exposures with the potential to produce losses large enough (relative to the Group's capital, total assets or overall risk level) to threaten the Group's health or ability to maintain core operations. The management of concentration risk is addressed in the first instance by the Group's large exposure policy and related credit guidelines, which require that credit facilities to entities that are affiliated through common ownership or management are aggregated for adjudication and reporting purposes. The policy also defines what constitutes a large exposure and the related reporting requirements. The CRM function also undertakes monitoring and assessment of our exposure to concentration risk, reporting the results of these analyses to the GCC, GRCC and RPCC.
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

All large exposures and concentrations in the portfolio are reviewed and agreed by the FIC on a quarterly basis and are reported to the Board and the BMA as a part of this process. The review of large exposures considers:
•facility total;
•any link with other facilities;
•total linked facility being within guidelines;
•borrower risk rating;
•security value on the facility; and
•loan-to-value percentage against minimum security covenants.
Industry Concentration
Industry concentration encompasses the scenario that a risk factor inherent within an industry is tied to an entire portfolio of accounts or investments; e.g., a portfolio made up of a large number of small individual loans where all the counterparties are hotel operators. We believe that due to the nature of the Group's client base our exposure to the property, insurance and fund sectors could be classified as industry concentration, although we believe geographic and product concentration are the more appropriate risks to measure.
Geographic Concentration
Geographic concentration of the book is monitored as follows: Reports are generated which provide details of all the property loan exposure of the Group. Through this, loans are subdivided into regional exposure. From this, the percentage breakdown per region of the Group's property exposure is analyzed and reported to the GRCC and RPCC. Assessment of the exposure allows the committees to decide whether the Group should decline further lending in any area in which it is becoming over-weighted.
Product Concentration
Product concentration is defined in the context of credit risk, as an over-weighting in the portfolio to a given product type, making the Group vulnerable to the impact of a variety of external factors that could either reduce demand for the product itself or lead to an increase in the level of default rates experienced. We operate as a full service bank in Bermuda and the Cayman Islands and aim to satisfy the requirements of our customers in these communities through the range of products and services we offer. Accordingly, there is no dependence or concentration on a single product in these markets outside of the residential mortgage portfolios, which comprised 69.7% of the Group's loan book as at December 31, 2022 (compared to 68.8% as at December 31, 2021); in Bermuda, residential mortgage lending made up 55.0% of the Bermuda loan book as at December 31, 2022 (compared to 53.1% as at December 31, 2021), and loans for many purposes (education, business support, family requirements) were made in the form of residential mortgages. Product category analysis confirms that the total lending portfolio is concentrated in the property market; this has been addressed by performing stress testing.
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
Commercial
Commercial property is one of the Group's primary sources of collateral and means of mitigating credit risk inherent in its commercial portfolios. Collateral for the majority of commercial loans comprises first legal charges over freehold or long leasehold property but the following may also be taken as security: life insurance policies; credit balances assignments; shares; guarantees; equitable charges; debentures; chattel mortgages and charges over residential property.
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

The following table shows the exposures to counterparty credit risk for derivative contracts as at December 31, 2022 and December 31, 2021:

(in millions of $)	Gross Positive Fair Value of Contracts as at December 31, 2022	Potential Future Credit Exposure as at December 31, 2022	Alpha as at December 31, 2022	EAD Value as at December 31, 2022	Gross Positive Fair Value of Contracts as at December 31, 2021	Potential Future Credit Exposure as at December 31, 2021	Alpha as at December 31, 2021	EAD Value as at December 31, 2021
Spot and forward foreign exchange and currency swap contracts	13.2	23.3	1.4	51.1	18.0	21.2	1.4	54.9
Securitizations
The Bank has not, to date, securitized assets that it has originated. The Bank's total exposure to purchased securitization positions as at December 31, 2022 was $4.6 billion by market value (compared to $5.1 billion as at December 31, 2021), with US government and federal agencies accounting for the majority of this exposure.
The following table provides an analysis of the Bank's investments in securitization positions by exposure type as at December 31, 2022 and December 31, 2021:

Underlying asset type (in millions of $)	Exposure Value as at December 31, 2022	Exposure Value as at December 31, 2021
US government and federal agencies	4,611.9	5,083.2
Mortgage backed securities — Retail	19.0	27.3
Asset-backed securities — Student loans	5.6	13.2
Total	4,636.5	5,123.7
Operational Risk
In providing our services, we are exposed to operational risk. This is the risk of loss from inadequate or failed internal processes and systems, actions or inactions of people, or from external events. Operational risk is inherent in our activities and can manifest itself in various ways including fraudulent acts, business interruptions, inappropriate behavior of employees, unintentional failure to comply with applicable laws and regulations, cybersecurity incidents and privacy breaches or failure of vendors to perform in accordance with their arrangements. These events could result in financial losses, litigation and regulatory fines, as well as other damage to us. Our risk management goal is to keep operational risk at appropriate levels consistent with our risk appetite, financial strength, the characteristics of our businesses, the markets in which we operate and the competitive and regulatory environment to which we are subject.
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
Russian Invasion of Ukraine
Butterfield adopts a conservative risk posture and maintains robust preventative and detective controls that have meant that the identified exposure to targets of sanctions has, to date, been minimal. Our business generally contains very few clients with Russian, Belarusian or Ukrainian ties and we therefore do not expect the current geopolitical conflict and related sanctions to present significant reputational or financial exposure for the Bank. The Bank's Group Compliance function continues to monitor for new sanctions, review our client base and ensure our control environment remains appropriately calibrated to manage our reputational and compliance risk as events continue to unfold.
Interest Rate Benchmark Reform
On March 5, 2021, the FCA and ICE Benchmark Administration, the authorized and regulated administrator of LIBOR, announced that all the GBP, CHF, JPY and EUR LIBOR settings and the one-week and two-month USD LIBOR settings will cease after December 31, 2021, and the remaining USD LIBOR settings will cease after June 30, 2023. It was subsequently announced that one-, three- and six-month GBP and JPY LIBOR settings would continue for the duration of 2022, albeit on a synthetic basis.
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
As at December 31, 2022, the Bank had 72 loans totaling $290.8 million linked to LIBOR (December 31, 2021: 121 loans totaling $563.5 million). This excludes one-week and two-month USD LIBOR which have already transitioned. The Bank is engaging with impacted customers to ensure adequate fallback provisions are included in contracts, where not already provided for.

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
Sources and Uses of Cash
Our primary sources of cash are (i) cash obtained from deposits, (ii) long-term debt, and (iii) cash from operations. Our primary uses are (i) the payment of our operating expenses, (ii) payment of dividends on our common shares, (iii) repayment of certain maturing liabilities, (iv) repurchase of our common shares, and (v) extraordinary requirements for cash, such as acquisitions. We had $2.1 billion of cash and cash equivalents as at December 31, 2022 and $2.2 billion as at December 31, 2021, as well as $6.7 billion and $7.5 billion, respectively, of liquid securities, the balance of which could be sold to meet liquidity requirements. In our opinion, the Bank’s working capital is sufficient for the Bank’s present requirements.
Liquidity Risk
Our liquidity risk is managed through a comprehensive framework of policies and limits overseen by GALCO. We consider the effective and prudent management of liquidity to be fundamental to our health and strength. Our objective is to manage our cash flow and liquidity reserves so that they are adequate to fund our obligations and other commitments on a timely basis and at a reasonable cost.
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
We manage our capital both on a consolidated basis and, where appropriate, on a legal entity basis. The group finance team has the responsibility for measuring, monitoring and reporting capital levels within guidelines and limits established by the RPCC. The management of capital will also involve jurisdictional management to ensure compliance with local regulations. In establishing the guidelines and limits for capital, a variety of factors are taken into consideration, including the overall risk of the business in stressed scenarios, regulatory requirements, capital levels relative to our peers, and the impact on our credit ratings.
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
In December 2017, the BCBS published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as "Basel IV"). Among other things, these standards revise the BCBS's standardized approach for credit risk (including by recalibrating risk weights and introducing new segmentations for exposures) and provides a new standardized approach for operational risk capital. Under the BCBS framework, these standards will generally be effective on January 1, 20232, with an aggregate output floor phasing in through January 1, 2028. The BMA issued consultation papers in 2022 which set out the Authority’s proposed adoption of the BCBS's revised standardized approach for operational and credit risk with implementation dates of January 1, 2023 and January 1, 2024, respectively.
The following table sets forth our capital adequacy as at December 31, 2022 and 2021 in accordance with the Basel III framework:

	As at December 31
(in millions of $)	2022	2021
Capital
Common Equity Tier 1	983.3	896.3
Tier 1 capital	983.3	896.3
Tier 2 capital	183.6	184.0
Total capital	1,167.0	1,080.3
Risk Weighted Assets
Cash and cash equivalents and investments	1,023.4	1,141.4
Loans	2,507.3	2,606.0
Other assets	288.6	255.3
Off-balance sheet items	173.5	230.9
Operational risk charge	850.5	867.9
Total risk-weighted assets	4,843.4	5,101.5
Capital Ratios (%)
Common Equity Tier 1	20.3%	17.6%
Tier 1 total	20.3%	17.6%
Total capital	24.1%	21.2%
Leverage ratio	6.7%	5.6%
Overall, capital ratios have increased, driven primarily by a decrease in RWAs and earnings accretion and partially offset by dividend payments and share repurchases. The decrease in RWA is driven primarily by decreased depositor funding. As at December 31, 2022, we were in compliance with the minimum LCR of 100% as well as the minimum NSFR of 100%.
Share Repurchase Program
The Bank repurchases its common shares through share repurchase programs from time to time as a means to improve shareholder liquidity and facilitate growth in share value. In accordance with applicable laws, regulations and listing standards, each program was approved by the Board and repurchases of shares pursuant to each program are subject to the approval of the BMA. In addition, the BSX is advised monthly of shares purchased pursuant to each program.
On December 6, 2018, following the completion of the initial 2018 share repurchase program, the Board approved the 2019 share repurchase program, authorizing the purchase of up to 2.5 million common shares through February 29, 2020.
On December 2, 2019, the Board approved, with effect from the completion of the previous program on December 20, 2019 through February 28, 2021, a common share repurchase program, authorizing the purchase of up to 3.5 million common shares or $125 million.
On February 10, 2021, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through February 2022.
2 In March 2020, in response to the pandemic, the BCBS deferred the implementation timeline from January 1, 2022 to January 1, 2023 and the output floor phasing in from January 1, 2027 to January 1, 2028.

On February 14, 2022, the Board approved, with effect from the completion of the previous program, a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through February 28, 2023.
On February 13, 2023, the Board approved, with effect from the completion of the previous program, a new common share repurchase program, authorizing the purchase of up to 3.0 million common shares through February 29, 2024. The timing and amount of repurchase transactions under the new program will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.
Total common share repurchases for the years ending December 31, 2022, 2021 and 2020 are as follows:

	For the year ending December 31
	2022	2021	2020
Acquired number of shares (to the nearest share)	102,000	534,828	3,452,000
Average cost per common share (in $)	38.21	36.93	25.10
Total cost (in $)	3,897,268	19,753,336	86,639,889
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
Dividends
During the year ended December 31, 2022, we paid cash dividends totaling $87.3 million or $1.76 (2021: $87.3 million or $1.76; 2020: $88.9 million or $1.76) for each common share on record as of the related record dates. The Board declared these dividends as a quarterly dividend of $0.44 per common share for each quarter of 2022, 2021 and 2020.
For more information, see Item 3.D. "Risk Factors – Risks Relating to the Common Shares".
Cash Flows
2022 vs. 2021
Cash and cash equivalents was $2.1 billion as at December 31, 2022, compared to $2.2 billion as at December 31, 2021. The decrease is described below by category of operating, investing and financing activities.
For the year ended December 31, 2022, net cash provided by operating activities totaled $219.3 million (2021: $251.3 million). Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Cash provided by operating activities decreased by $32.1 million from 2021 to 2022, due primarily to movements in other assets and liabilities, reduced depreciation and amortization and partially offset by an increase in net income.
Net cash provided by investing activities for the year ended December 31, 2022 totaled $292.0 million, compared to cash used in investing activities of $1,905.7 million in 2021. The $2,197.7 million increase in cash provided by investing activities in 2022 was mainly attributable to the reduced purchases of investments in securities due to reduced depositor funding.
Net cash used in financing activities totaled $506.8 million in 2022, compared to net cash provided by financing activities of $535.8 million in 2021. The $1,042.6 million decrease is mainly due to reduced deposit liabilities partially offset by common share repurchases.
2021 vs. 2020
Cash and cash equivalents was $2.2 billion as at December 31, 2021, compared to $3.3 billion as at December 31, 2020. The decrease is described below by category of operating, investing and financing activities.
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
Contractual Obligations
Credit-Related Arrangements
See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2022 for additional information.
Contractual Obligations
The following table presents our outstanding contractual obligations as at December 31, 2022:

(in millions of $)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long term debt(1)	175.0	—	—	175.0	—
Sourcing arrangements(2)	42.9	12.6	21.7	8.6	—
Term deposits	3,107.2	3,020.1	87.2	—	—
Other obligations	25.5	12.9	9.1	2.2	1.4
Total outstanding contractual obligations	3,350.7	3,045.6	117.9	185.7	1.4
______________________________
(1)Long-term debt excludes interest and unamortized debt issuance costs.
(2)We have an outstanding contractual obligation relating to a five-year agreement entered into in November 2021 with DXC to supply technology infrastructure and application development management, information security and technical support for our locations in Bermuda and the Cayman Islands. Under our agreement with DXC, server management and maintenance, technology field support, application support and development and help desk functions are managed by DXC.
See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2022 for additional information.
Interest expense on our contractual obligations relates primarily to deposit liabilities and our long-term debt. Interest expense on customer deposits was $45.2 million for the year-ended December 31, 2022, compared to $15.5 million and $25.1 million for the years ended December 31, 2021 and 2020, respectively. Movements in interest expense on deposit liabilities are due primarily to market interest rate movements, with yearly average deposits liabilities of $13.3 billion, $13.7 billion and $12.1 billion for 2022, 2021 and 2020, respectively. The increase in the expense is related primarily to a rapid increase in market interest rates during the year and partially offset by lower average deposit volumes.
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
See also "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2022 for additional information.
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
Allowance for Credit Losses
Accounting for Financial instruments - Credit losses
On January 1, 2020, the Bank adopted Accounting Standards Update (“ASU”) 2016-13 Financial Instruments – Credit Losses (Topic 326). Accordingly, from the date of adoption, the Bank uses a current expected credit loss model ("CECL") which is based on expected losses. The model used by the Bank up to December 31, 2019 to estimate credit losses was based on incurred losses. The CECL model is applied by the Bank to the measurement of credit losses on financial instruments at amortized cost, including loan receivables and HTM debt securities. The Bank also applies the CECL model to certain off-balance sheet credit exposures such as undrawn loan commitments, standby letters of credit, financial guarantees, and other similar instruments. In line with Topic 326, the Bank will present credit losses on AFS securities as a valuation allowance rather than as a direct write-down. Changes in expected credit losses are recorded through the respective credit loss allowances on the consolidated balance sheets as well as in the provision for credit losses (recoveries) in the consolidated statements of operations.
The Bank's purchased credit-impaired (“PCI”) loans outstanding as at January 1, 2020 were classified as purchased credit deteriorated (“PCD”) loans and both the amortized cost and an allowance for expected credit losses are disclosed and included with other non-PCD loans figures. The Bank will continue to recognize the amortization of the noncredit discount, if any, as interest income based on the yield of such assets.

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
Management measures expected credit losses on HTM and AFS debt securities on a collective basis by major security type when similar risk characteristics exist, or failing that, on an individual basis.
For AFS debt securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.
Losses are charged against the allowance when management believes the uncollectibility of an AFS debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.
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
The allowance for credit losses is measured on a collective pool basis when similar risk characteristics exist. In each of its jurisdictions, the Bank has identified the following portfolio segments: residential mortgages, consumer loans (including overdrafts), commercial loans, commercial overdrafts, commercial real estate loans and credit cards. For loans and overdrafts, management uses a PD and LGD model to estimate the allowance for credit losses. Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. For credit cards, management uses a loss rate to estimate expected credit losses.
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
Fair Value of financial instruments
We define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We determine the fair values of assets and liabilities based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The relevant accounting standard describes three levels of inputs that may be used to measure fair value. Equity securities and debt instruments classified as AFS, and derivative assets and liabilities are recognized in the consolidated balance sheet at fair value.
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
Significant assets measured at fair value on a recurring basis include our US government and federal agencies investments, non-US government debt securities, and residential mortgage-backed securities. The fair values of these instruments are generally sourced from an external pricing service and are classified as Level 2 within the fair value hierarchy. The service's pricing models use predominantly observable valuation inputs to measure the fair value of these securities under both the market and income approaches.
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
During the year ended December 31, 2022, there were no transfers between Level 1 and Level 2 and there was a transfer out of Level 3 and into Level 2 due to increased price observability. There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the year ended December 31, 2021.
Refer to "Note 17: Fair value measurements" of the audited consolidated financial statements for further detail on the judgments made in classifying instruments in the fair value hierarchy.
Impairment of Goodwill
We account for acquisitions using the acquisition method of accounting, under which the acquired company's net assets are recorded at fair value at the date of the acquisition and the difference between the fair value of consideration and fair value of the net assets acquired is recorded as goodwill, if positive, and as a bargain purchase gain, if negative.
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
The valuation of goodwill is dependent on forward-looking expectations related to nationwide and local economic conditions and our associated financial performance. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects. We had $22.9 million of goodwill as of December 31, 2022 and $25.4 million as of December 31, 2021, and the results of the impairment analysis for both annual periods resulted in no impairment being required.
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
In accordance with GAAP, actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expenses and the recorded obligation of future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the defined benefit obligations and future expense.
See "Note 11: Employee benefit plans" to our audited consolidated financial statements as at December 31, 2022 for more information on our pension plans and post-retirement medical benefit plan, along with the key actuarial assumptions.
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

    See "Note 21: Share-based payments" to our audited consolidated financial statements as at December 31, 2022 for more information on share-based compensation.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management
Board
Our Board oversees the affairs of the Bank. The current Board is composed of ten members, consisting of our Chairman & Chief Executive Officer, President & Group Chief Risk Officer and eight non-executive independent directors. The Bank's bye-laws provide that the Board shall consist of not less than six and not more than twelve directors. The Board holds regular meetings five times per year and ad hoc meetings as necessary.
Persons may be proposed for election or appointed as directors at a general meeting either by the Board or by one or more shareholders holding shares which in the aggregate carry not less than 5% of the voting rights in respect of the election of directors. There is only a single class of director and each director holds office until the next annual general meeting.
As an FPI we are allowed to follow our "home country" corporate governance practices in lieu of the NYSE governance requirements for NYSE-listed US companies. Notwithstanding this, our Board has determined that, under current NYSE listing standards regarding independence (to which we are not currently subject), and taking into account any applicable committee standards, a majority of our Board, including Alastair Barbour, Sonia Baxendale, James Burr, Mark Lynch, Ingrid Pierce, Jana Schreuder, Pamela Thomas-Graham and John Wright, are independent directors.
As the regulatory environment in which we operate becomes more complex, our governance practices and the structures and methodology we use to operate the Bank continue to be of key strategic significance. With the exception of the Chairman & Chief Executive Officer and President & Group Chief Risk Officer, our Board is comprised entirely of Directors who are not employees of the Bank. Our Board reviews and oversees the Bank's implementation of corporate governance policies and practices in accordance with prevailing standards. The following table lists the names, positions and ages of the Directors of the Bank:

Name	Age	Position
Michael Collins	59	Chairman & Chief Executive Officer
Alastair Barbour	70	Lead Independent Director
Sonia Baxendale	60	Non-Executive Director
James Burr	57	Non-Executive Director
Mark Lynch	61	Non-Executive Director
Ingrid Pierce	53	Non-Executive Director
Jana Schreuder	64	Non-Executive Director
Michael Schrum	54	President & Group Chief Risk Officer
Pamela Thomas-Graham	59	Non-Executive Director
John Wright	81	Non-Executive Director
Each of our directors may be reached at our registered office at: 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
Michael Collins joined the Board in 2015 when he was named Chief Executive Officer of the Bank. He was named Chairman in July of 2017. Prior to this appointment, Mr. Collins was Senior Executive Vice President with responsibility for all of the Bank's client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr. Collins has more than 40 years of experience in financial services, having held progressively senior positions at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr. Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr. Collins holds a BA in Economics from Brown University.

Alastair Barbour joined the Board in 2012 and was appointed Lead Independent Director in October 2021. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named a Partner at KPMG (Bermuda). Mr. Barbour's most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour serves on the Board of Directors of several public and private companies, including as non-executive Chairman of Liontrust Asset Management plc and Phoenix Group Holdings plc. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales.

Sonia Baxendale joined the Board in 2020. She is currently the President and CEO of the Global Risk Institute, a government, industry and academic partnership. From 1992 to 2011, Ms. Baxendale held senior leadership roles within Canadian Imperial Bank of Commerce (“CIBC”), including six years as Senior Executive Vice President and President of Retail Banking and Wealth Management. Prior to joining CIBC, Ms. Baxendale held progressively senior positions with Saatchi & Saatchi and American Express Canada. Ms. Baxendale serves on the Boards of several public and private companies, including Foresters Financial and Laurentian Bank of Canada. Ms. Baxendale also serves as Chair of the Board of Directors of the Hospital for SickKids Foundation and on the Board of Trustees for Toronto’s Hospital for Sick Children. She holds a Bachelor of Arts in Political Science and Economics from Victoria College, University of Toronto.

James Burr joined the Board in 2016 and served as Lead Independent Director from October 2018 until October 2021. Mr. Burr is a Managing Director in the Global Financial Services Group of The Carlyle Group, where he focuses on investing in management buyouts, growth capital opportunities and strategic minority investments in financial services. Prior to joining Carlyle, Mr. Burr served as Corporate Treasurer of Wachovia Bank, where he was responsible for activities relating to funding, investing, risk transference, balance sheet management, liquidity and capital usage. He served in various other roles at Wachovia Bank, including as Assistant Treasurer, Controller of the Corporate and Investment Bank and Management Analyst. Mr. Burr began his career at Ernst & Young, where he was a certified public accountant focused on banking and computer audit issues. Mr. Burr formerly served on the Board of Directors of Central Pacific Financial Corp. and currently serves as a Director of several private companies, including The Hilb Group, Benefit Mall and NSM Insurance Group.

Mark Lynch joined the Board in 2019. Until June 30, 2019, he was a partner of Boston-based Wellington Management Co., where he served as the firm’s senior financial services analyst since 1994 and a partner since 1996. He was also a portfolio manager of mutual funds, hedge funds, and institutional portfolios over that period. Prior to joining Wellington, Mr. Lynch was a US regional bank analyst with Lehman Brothers and Bear Stearns. He holds a degree in European History from Harvard College.

Ingrid Pierce joined the Board in December 2022. She is the Global Managing Partner of Walkers, a leading international law firm that provides legal, corporate, fiduciary and compliance services to global corporations, financial institutions, capital markets participants and investment fund managers. Recognized as one of the world's leading investment funds lawyers, she acts for major institutions, asset managers, insurers, reinsurers, trustees and other fiduciaries. Ms. Pierce was made a partner of Walkers in 2008 having joined the firm in 2002. She practiced in the Insolvency and Dispute Resolution Group, Trusts Group and Investment Funds Group, where she became head of the Cayman Islands practice. Prior to Walkers, Ms. Pierce spent nearly a decade working as a Barrister in London in the commercial chancery field. Ms. Pierce serves as a member of the Board of Directors of Lex Mundi, the world's leading network of independent law firms, and is a member of the Society of Trust and Estate Practitioners (STEP). She holds a Bachelor of Laws from University College London (UCL) and was admitted to the Bar of England and Wales (1992) (not practicing), the Cayman Islands (2002) and the British Virgin Islands (2002).

Jana Schreuder joined the Board in 2020. She is an experienced executive who most recently served as Executive Vice President and Chief Operating Officer of Northern Trust Corporation, a role from which she retired in 2018. Ms. Schreuder joined Northern Trust in 1980 and during her tenure held multiple roles as a member of the executive management team, including: the President of Wealth Management from 2011 through 2014; President of Operations & Technology from 2007 through 2010; and Chief Risk Officer from 2005 through 2006. Ms. Schreuder currently serves as a Director and Chair of the Compensation Committees of Kyndryl Holdings Inc. and Avantax, Inc. (formerly Blucora). Since 2008, Ms. Schreuder has served as a Director and is currently Chair of the Compensation Committee for Entrust Corporation. From 2016 to 2018, Ms. Schreuder was a member of the Board of Directors of LifePoint Health. Ms. Schreuder received her Bachelor of Business Administration degree from Southern Methodist University and a Master’s degree in finance and marketing management from Northwestern University's Kellogg Graduate School of Management. Ms. Schreuder is a member of the New York Chapter of Women Corporate Directors and the National Association of Corporate Directors, from which she has received the NACD Directorship Certification.

Michael Schrum joined the Board in 2020. He was appointed President & Group Chief Risk Officer in May 2022 and served as Group Chief Financial Officer from 2015. He was previously Chief Financial Officer at HSBC Bank Bermuda. Mr. Schrum has more than 25 years of financial services experience in London, New York and Bermuda, mainly in banking, insurance and tax. He joined HSBC in Bermuda in 2001 and held progressively more senior positions within the bank’s Commercial Banking, Strategy, and Finance divisions. He is a CFA Charterholder (CFA Institute), and a Fellow Chartered Accountant (Institute of Chartered Accountants in England and Wales). Mr. Schrum holds a Master’s (University of London) and Bachelor’s (Southern Denmark Business School) degree in Economics.

Pamela Thomas-Graham joined the Board in 2017. She is the Founder and Chief Executive Officer of Dandelion Chandelier LLC, a private digital media enterprise focused on the intersection of luxury, marketing and technology. Prior to establishing Dandelion Chandelier, Ms. Thomas-Graham spent six years with Credit Suisse where she served as Chief Talent, Branding and Communications Officer, and Chief Marketing and Talent Officer & Head of Private Banking and Wealth Management New Markets. From 2008 to 2010, she was Managing Director of the private equity firm, Angelo, Gordon & Company, leading the firm’s investments in the consumer and retail sectors. Before assuming leadership roles in financial services, Ms. Thomas-Graham was Senior Vice President, Global Brand Development and Group President, Apparel Brands at Liz Claiborne (now Kate Spade & Company) where she was responsible for the P&L of 18 global brands. Prior to joining Liz Claiborne, she spent six years at NBC Universal, where she served as President and Chief Executive Officer of CNBC.com, and later President and Chief Operating Officer, and Chairman, President and Chief Executive Officer of CNBC. Ms. Thomas-Graham began her career at global consulting firm McKinsey & Company in 1989, and became the firm’s first African-American female partner in 1995. She serves as a Director for several listed companies, including Rivian Automotive, Inc., Compass, Inc., Peloton Interactive, Inc. and Bumble Inc. Ms. Thomas-Graham holds Bachelor of Arts in Economics, Masters of Business Administration, and Doctor of Law degrees from Harvard University.

John Wright joined the Board in 2002. Mr. Wright served as a non-executive director of Butterfield UK from 2001 through 2014. Mr. Wright retired as chief executive of Clydesdale & Yorkshire Banks in 2001. Mr. Wright’s career in commercial banking spans over 43 years and includes assignments in the UK, India, Sri Lanka, West Africa, Canada, Hong Kong and the United States. He is a visiting Professor at Heriot-Watt University Business School and he serves on the Board of Directors of several public and private U.K. and overseas companies, including XM International Associates Limited, where he serves as Chairman of the Advisory Board, and Rasmala UK Limited. He is also a past President of the Irish Institute of Bankers and a past Vice President of the Chartered Institute of Bankers in Scotland. Mr. Wright was educated at Daniel Stewart's College Edinburgh.

Executive Management Team
The Group's current executive management team is as follows:

Name	Age	Position
Michael Collins	59	Chairman & Chief Executive Officer
Craig Bridgewater	53	Group Chief Financial Officer
Andrew Burns	44	Group Head of Human Resources
Kevin Dallas	44	Group Head of Marketing and Communications
Bri Hidalgo	43	Group Head of Compliance and Operational Risk
Michael McWatt	57	Managing Director, Cayman
Shaun Morris	62	General Counsel & Group Chief Legal Officer
Michael Neff	59	Managing Director, Bermuda and International Wealth
Jane Pearce	53	Group Head of Trust
Richard Saunders	53	Managing Director, Channel Islands and the UK
Michael Schrum	54	President & Group Chief Risk Officer
Each member of our executive management team may be reached at our registered office at 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
Craig Bridgewater was appointed Group Chief Financial Officer in May 2022 having served as Group Head of Finance since 2019. Prior to joining Butterfield, Mr. Bridgewater was a Partner at KPMG where he spent 18 years working in both Bermuda and the US with responsibility for clients in banking, asset management and insurance-linked securities in addition to prominent local industries including retail and hospitality. Before KPMG, Mr. Bridgewater worked at Orbis Investment Management Limited and Price Waterhouse (now PricewaterhouseCoopers) where he began his career. He is a Fellow of the Chartered Professional Accountants of Bermuda and Canada. He holds a Bachelor of Arts (Honours) degree (Carleton University, Ottawa) in Economics.

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

Michael McWatt currently serves as Managing Director for Butterfield Bank (Cayman) Limited, with responsibility for the overall operations of the bank in the Cayman Islands. Mr. McWatt joined the Group in 1999 and was appointed Managing Director in 2016. He has held progressively senior leadership positions with the Group, including Deputy Managing Director, EVP Group Head of Community Banking and SVP Group Chief Credit Officer. Mr. McWatt is a career banker with more than 30 years of experience in Canada, Bermuda and the Cayman Islands. Prior to joining Butterfield, he held progressively senior positions in Corporate Banking and Risk Management in Canada. Mr. McWatt holds a BA in Economics from McMaster University, an Honors Commerce Degree from University of Windsor and is a graduate of the Ivey Executive Program at Western University. He is a Director and past president of the Cayman Islands Bankers’ Association and is a Director of Cayman Finance.

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

Jane Pearce joined Butterfield as Group Head of Trust in 2020 with responsibility for the delivery of the Group Trust strategy and value proposition across all jurisdictions. Prior to joining Butterfield, she was Regional Managing Director of Vistra’s UK, Ireland and Channel Islands businesses. She has previously worked in senior positions at several Jersey-based firms, including EY, Deutsche Bank, Kleinwort Benson, and Ogier. Ms. Pearce is a regular speaker at industry events and has been named to the Citywealth Leaders List and the IFC Powerwomen Top 200. She is a Fellow of the Association of Chartered Certified Accountants, and holds degrees from Teesside University and the Scottish School of Physical Education.

Richard Saunders currently serves as Managing Director, Channel Islands, with responsibility for Butterfield Bank (Guernsey) Limited, Butterfield Bank (Jersey) Limited and Butterfield Mortgages Limited in London. Mr. Saunders joined the Group in 2001 and was appointed Managing Director in 2015. He has held progressively senior leadership positions with the Group, including Head of European Asset Management. Mr. Saunders joined the Butterfield Group Executive Committee in July 2018. He has more than 25 years of progressive management experience, having begun his career at Royal Bank of Canada in Guernsey. Mr. Saunders is a Chartered Member of the London-based Chartered Institute for Securities & Investment and holds a Bachelor’s degree in Mathematics and Sports Science from Loughborough University, England.
B.Compensation
Senior Management and Director Compensation
In 2022, senior management included the following executives: Michael Collins, Craig Bridgewater, Andrew Burns, Kevin Dallas, Bri Hidalgo, Michael McWatt, Shaun Morris, Michael Neff, Jane Pearce, Richard Saunders and Michael Schrum. Our compensation program is designed to reward and retain senior management and includes base salary, annual short-term cash and equity incentive compensation, long-term equity incentive compensation and miscellaneous employee benefits and fringe benefits (including, among others, executive medical benefits). In 2022, our compensation program for directors was comprised of an annual cash retainer and an equity grant. Directors can elect to receive the annual cash retainer in common shares. None of our directors have entered into service contracts with the Group that provide for benefits upon the termination of their service as a director.
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
Effective April 2020, senior management are required to own a minimum aggregate value of our common shares equal to two times base salary by December 31, 2022, or within five years following first appointment. Eligible stock includes vested shares, unvested restricted stock and restricted stock units, and other stock held by senior management. The intrinsic value of vested or unvested stock options is not considered eligible stock. If the market value of senior management's common stock falls below the required threshold, senior management must retain 50% of the shares they receive as compensation until they achieve the specified ownership level. All members of senior management currently or intend to comply with this requirement.

The aggregate amount of compensation, including the value of in-kind benefits, accrued and/or paid to our directors and senior management during the fiscal year 2022 was $23.2 million. Amounts accrued during 2022, include contingent or deferred compensation plans.
Short-Term Incentive Compensation
Senior management participates in our annual discretionary bonus program. Our Compensation & Human Resources Committee establishes an annual bonus pool based on overall company-wide performance during the applicable fiscal year. Once the compensation committee has approved the pool, the pool is allocated to eligible employees, including senior management, based on the employee's achievement of pre-established performance goals during the applicable fiscal year. Annual bonuses for executives are paid 50% in cash and 50% in the form of restricted stock unit awards that vest in three equal installments on the first three anniversaries of the date of grant. The plans under which share awards are granted are described below.
Equity Compensation
The Group sponsors two equity incentive plans in which our senior management and directors have been or are eligible to participate: the 2010 Omnibus Share Incentive Plan (the "2010 Plan") and the 2020 Omnibus Share Incentive Plan (the "2020 Plan"). The Group previously granted equity awards under the 2010 Plan, which was replaced with the adoption of the 2020 Plan. Awards granted pursuant to the 2010 Plan prior to the adoption of the 2020 Plan that remain outstanding will continue to be governed by the 2010 Plan, but no new awards are issued thereunder. The Group currently grants restricted stock unit and performance-vesting restricted stock unit awards under the 2020 Plan. As at December 31, 2022, in the aggregate, our members of senior management held 1,023,262 restricted stock units (assuming that performance with respect to performance-vesting restricted stock unit awards is satisfied at target levels) and no options.
Senior management participates in our long-term equity incentive compensation program. During 2022, our compensation committee granted annual restricted stock unit and performance-vesting restricted stock unit awards under our 2010 and 2020 Plan. Restricted stock unit awards granted in 2020, 2021 and 2022 were granted (i) under our long-term equity incentive compensation program in the form of performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date, and (ii) under the omnibus programs in the form of time-based restricted stock units, generally vesting in three equal installments on the first three anniversaries of the date of grant. Certain members of senior management also participate in our 2010 and 2020 Executive Stock Purchase Plan, which allows participants to borrow against their common shares held in a restricted account to purchase common shares.
During calendar year 2022, in the aggregate, our Compensation & Human Resources Committee granted senior management 646,673 restricted stock units (which includes restricted stock unit awards granted under both the annual bonus program and as long-term equity incentive compensation, and assumes that performance with respect to performance-vesting restricted stock unit awards will be is satisfied at target levels).
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
Audit Committee
Our Audit Committee, on behalf of the Board, monitors: (1) the integrity of the financial reports and other financial information provided by the Group to any governmental body or the public; (2) the independent auditor's qualifications and independence; (3) the performance of the Group's internal audit function and the independent auditors; (4) compliance with legal and regulatory requirements with respect to financial reporting[including but not limited to those related to environmental, social and governance matters]; (5) the Group's system of internal controls regarding finance and accounting as established by management and the Board; and (6) the Group's auditing, accounting and financial reporting processes generally. Subject to shareholder approval, the Audit Committee has responsibility for the appointment or replacement of the independent auditor and for the compensation and oversight of the work of the independent auditor. In addition, the Audit Committee is responsible for approving all audit services, internal control-related services and permitted non-audit services. With respect to internal controls, the Audit Committee reviews and evaluates any major issues as to the adequacy of the Bank's internal controls, and any major control deficiencies or changes in internal controls over financial reporting are discussed with the Bank's management and the independent auditor. With respect to financial reporting, the Audit Committee consults with management and the independent auditor about the integrity of the financial reporting process, reviews significant financial reporting risk exposure and management's responses, reviews significant auditor findings and establishes and reviews procedures for the receipt, retention and treatment of complaints about accounting and auditing matters, and reviews and recommends for the Board's approval the Group's financial reports.
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
Risk Policy & Compliance Committee
The Risk Policy & Compliance Committee, on behalf of the Board, acts as the oversight function in respect of those activities throughout the Group that give rise to credit, market, liquidity, interest rate, operational, cybersecurity and reputational risks and reviews compliance with laws and regulations. Specifically, the Risk Policy & Compliance Committee assists the Board in fulfilling its responsibilities by overseeing the Group's risk profile and its performance against approved risk appetites and tolerance thresholds. It approves and ensures compliance with the capital allocation model and approves overall insurance coverage for the Group. The Risk Policy & Compliance Committee also reviews the credit risk of the Group with respect to country and financial institution risk, large exposures, reserves and provisioning, off-balance sheet risk and related capital needs, as well as market, interest rate and liquidity risks. The Risk Policy & Compliance Committee monitors operational risks, including cybersecurity risks, material breaches of agreed risk limits, appropriate product risk profiles and management policies for the identification and management of risk. In doing so, the Risk Policy & Compliance Committee seeks to ensure compliance with all applicable policies and establishes the Group's risk appetite and tolerance.
The Risk Policy & Compliance Committee’s membership is as follows:

Name	Position
Mark Lynch	Chairperson
James Burr	Member
Ingrid Pierce	Member
Jana Schreuder	Member
Corporate Governance Committee
The Corporate Governance Committee, on behalf of the Board, reviews the effectiveness and performance of the Directors, the Board as a whole, and each Board committee, as well as the boards and board committees of the Bank's subsidiaries through its oversight of the corporate governance guidelines and policies of the Group. This committee acts as the nomination committee for the Board. The principal duties of the Corporate Governance Committee include reviewing and recommending to the Board membership criteria and director nominees, membership of the Board’s committees and matters relating to the performance, diversity and independence of directors. The Corporate Governance Committee oversees questions of director independence and conflicts of interest, induction and ongoing training for directors and the Board’s corporate governance-related policies and procedures. The Corporate Governance Committee also recommends director compensation and reviews and approves related-party transactions.
The Corporate Governance Committee's membership is as follows:

Name	Position
Sonia Baxendale	Chairperson
Pamela Thomas-Graham	Member
John Wright	Member
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

The Compensation & Human Resources Committee's membership is as follows:

Name	Position
Jana Schreuder	Chairperson
Alastair Barbour	Member
James Burr	Member
Pamela Thomas-Graham	Member
John Wright	Member
Governance of Geographical Segments
Our banking business operates in three geographical segments — Bermuda, the Cayman Islands, and the Channel Islands and the UK— and each geographical segment utilizes operating subsidiary companies of the Bank within these jurisdictions. See Item 4.B. "Business Overview - Our International Network and Group Structure", which presents the corporate structure chart of our principal subsidiaries as at December 31, 2022. Our principal operating subsidiaries are each regulated by their respective geographical regulator and are fully capitalized as stand-alone operating companies, each with its own board of directors consisting of both executive and non-executive independent directors, as required by the relevant regulatory body and applicable rules and regulations. Guidance on general corporate governance, board sub-committee structuring, and the various governance policies and procedures of the operating subsidiaries is determined at the Group level.
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
The Risk Policy & Compliance Committee oversees our enterprise-wide risk management framework, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. The Risk Policy & Compliance Committee also reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks we face, including the risk appetite metrics developed by management and approved by the Board. The Audit Committee of the Board is responsible for overseeing risks associated with financial, accounting and legal matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting), reviewing and discussing generally the identification, assessment, management and control of our risk exposures on an enterprise-wide basis and engaging as appropriate with the Risk Policy & Compliance Committee to assess our enterprise-wide risk framework. The Compensation & Human Resources Committee of the Board has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our Compensation & Human Resources Committee, in conjunction with our Chairman & Chief Executive Officer, Group Head of Human Resources and President & Group Chief Risk Officer and other members of our management as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Corporate Governance Committee of the Board oversees risks associated with the independence of the Board and potential conflicts of interest.
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
The role of the Board in our risk oversight is consistent with our leadership structure, with our Chairman & Chief Executive Officer and the other members of senior management having responsibility for assessing and managing our risk exposure, and the Board and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.

D.Employees
As at December 31, 2022, 2021 and 2020, we had the following employees:

	As at December 31
	2022	2021	2020
Per segment:
Bermuda	413	413	449
Cayman Islands	244	241	236
Channel Islands and the UK	379	369	363
Other Segment	305	254	266
Total per full-time equivalency basis	1,341	1,277	1,314

Of which:
Full-time and part-time employees	1,261	1,217	1,258
Temporary employees	80	60	56
Total per full-time equivalency basis	1,341	1,277	1,314
The increase in 2022 from 2021 was mostly a result of the Service Center expansion in Halifax and Mauritius.The decrease in 2021 from 2020 was a result of the COVID-19 related cost restructuring program, which included voluntary separation, early retirement and redundancies across all operating segments.
We have not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements.
E.Share Ownership
See Items 6.B. "Compensation - Equity Compensation" and 7.A. "Major Shareholders".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our common shares as at February 15, 2023, unless noted otherwise, in each case by: each person or entity known by us to beneficially own 5% or more of our issued and outstanding common shares; each of our directors and executive officers individually; and all of our directors and executive officers as a group. As at February 15, 2023, we had approximately 50 million common shares issued and outstanding.

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

Name of beneficial owner	Number of common shares beneficially owned	Beneficial ownership percentage
Major Shareholders:
Capital World Investors(1)	2,876,843	5.7%
Davis Selected Advisors, L.P.(2)	3,270,744	6.5%
FMR LLC(3)	2,720,513	5.4%

Directors and Executive Officers:
Alastair Barbour	18,543	*
Sonia Baxendale	8,036	*
Andrew Burns(4)	19,486	*
James Burr(5)	9,188	*
Michael Collins(6)	97,188	*
Kevin Dallas(7)	41,533	*
Bri Hidalgo(8)	5,482	*
Mark Lynch(9)	181,459	*
Michael McWatt(10)	22,007	*
Shaun Morris(11)	65,053	*
Michael Neff(12)	17,466	*
Jane Pearce(13)	2,575	*
Ingrid Pierce	155
Richard Saunders(14)	10,407	*
Jana Schreuder	6,851	*
Michael Schrum(15)	149,960	*
Craig Bridgewater(16)	10,850	*
Pamela Thomas-Graham	8,585	*
John R. Wright(17)	10,298	*
All directors and executive officers as a group (19 persons)	685,122	*
*    Indicates less than 1%
(1)    Based on the Schedule 13G filed on February 13, 2023 by Capital World Investors ("CWI"), which reported that as at December 31, 2022, CWI beneficially owned 2,876,843 common shares, with sole voting and sole dispositive power over all such shares. CWI is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital World Investors." CWI is deemed to be the beneficial owner of 2,876,843 shares The business address of CWI is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.
(2)    Based on the Schedule 13G/A filed on February 10, 2023 by Davis Selected Advisers, L.P., which reported that as at December 31, 2022, Davis Selected Advisers, L.P. beneficially owned 3,270,744 common shares, with sole voting power over 3,270,639 shares and sole dispositive power over 3,270,744 shares. The business address of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756.
(3)    Based on the Schedule 13G filed on February 9, 2023 by FMR LLC, which reported that as at December 31, 2022, FMR LLC beneficially owned 2,720,513 common shares, with sole voting power over 2,720,498 of such shares and sole dispositive power over 2,720,513 of such shares. FMR is a parent holding company and other entities that beneficially hold the shares pursuant to their Schedule 13G include FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research Company LLC, FMR Investment Management (UK) Limited, and Strategic Advisors LLC. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(4)    Consists of (i) 11,325 ordinary shares and (ii) 8,161 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2023.
(5)    Consists of (i) 8,284 ordinary shares held directly by Mr. Burr and (ii) 904 ordinary shares held by Wells Fargo over which Mr. Burr exercises voting and dispositive control.
(6)    Consists of 97,188 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2023.
(7)    Consists of (i) 12,406 ordinary shares, (ii) 603 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2023, and (iii) 28,544 ordinary shares held by North Cote Limited, over which Mr. Dallas exercises voting and dispositive control.
(8)    Consists of (i) 1,714 ordinary shares and (ii) 3,768 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2023.
(9)    Consists of (i) 180,659 ordinary shares held by Mr. Lynch directly and (ii) 800 ordinary shares held by a family member over which Mr. Lynch exercises voting and dispositive control.

(10)    Consists of (i) 9,189 ordinary shares and (ii) 12,818 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2023.
(11)    Consists of (i) 48,585 ordinary shares and (ii) 16,468 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2023.
(12)    Consists of (i) 4,541 ordinary shares and (ii) 12,925 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2023.
(13)    Consists of (I) 863 ordinary shares and (ii) 1,712 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2023.
(14)    Consists of 10,407 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2023.
(15)    Consists of (i) 103,261 ordinary shares held jointly with his spouse and (ii) 46,699 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2023.
(16)    Consists of (i) 7,956 ordinary shares and (ii) 2,894 ordinary shares underlying restricted stock units that will vest within 60 days of February 15, 2023.
(17)    Consists of 10,298 ordinary shares held jointly with his spouse.

The shareholders listed above do not have voting rights that are different from those held by any other holder of common shares of the Bank. As at January 31, 2023, approximately 84% of our common shares were held by holders and/or Custodians of record located in the United States, and there were approximately 218 holders of record of our common shares located in the United States. As at January 31, 2023, approximately 16% of our common shares were held by holders of record located in Bermuda, and there were approximately 3,767 holders of record of our common shares located in Bermuda.
B.Related Party Transactions
See "Note 26: Related party transactions" to our audited consolidated financial statements as at December 31, 2022 for information on transactions with related parties and with directors and executive officers.
Employment Agreements
The Group has entered into employment agreements with senior management. The compensation paid in 2022 to senior management under the employment agreements is described above under Item 6.B. "Compensation". The senior management employment agreements generally provide for terms and conditions of employment, including the payment of a base salary, participation in the Group’s short and long-term incentive compensation programs, notice provisions, severance benefits, change in control, double-trigger equity award vesting and participation in the Group’s health, welfare and retirement programs available to all senior executives. For certain members of senior management, the employment agreements also provide for executive life insurance and participation in the Group’s share purchase programs.
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

Our Historical Dividends

Since 2013 we have declared and paid dividends on a quarterly basis. For the year ended December 31, 2022, we declared four quarterly dividends of $0.44 per quarter totaling $1.76 for each common share held on record as of the applicable record dates.

The following table sets forth dividends paid per common share during the periods indicated.

	Year ended December 31
	2022	2021	2020
(in $, unless otherwise indicated)
Period
First Quarter	0.44	0.44	0.44
Second Quarter	0.44	0.44	0.44
Third Quarter	0.44	0.44	0.44
Fourth Quarter	0.44	0.44	0.44
Total dividends per common share	1.76	1.76	1.76
Total dividends per common share as a percentage of earnings per share (in %)	40.7%	60.5%	52.9%

On February 13, 2023, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 14, 2023 to shareholders of record on February 27, 2023.

B.Significant Changes
Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2022.

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
•1.1 Amended and Restated Bye-laws of The Bank of N.T. Butterfield & Son Limited
•1.2 The N.T. Butterfield & Son Bank Act, 1904 (incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
•2.2 Description of Securities
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
We are not required by any Bermuda law or regulation to make any deductions or withholdings in Bermuda from any payment we may make in respect of the Bank's shares. However, during 2018 the Bermuda Tax Reform Commission proposed the introduction of a withholding tax on interest and dividend income, amongst other reforms. The Bermuda government has not introduced this tax as yet. In January 2021, the Bermuda Government passed the Tax Reform Commission Amendment Act 2021, which allows the Minister of Finance to appoint a further Tax Reform Commission. No subsequent appointments were made to a further Tax Reform Commission, and the Bermuda Government has stated that any substantive future tax reforms will take account of the 2018 commission’s recommendations. These recommendations included a withholding tax on interest and dividend income, but it is unclear what changes will be proposed to Bermuda’s system of taxation, as well as whether or not such changes will be implemented and on what terms. If additional taxes are introduced, whether in the form of withholding or otherwise, there may be an impact on holders of the Bank’s shares, along with an increase in our compliance obligations.
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
          Shareholders should consult their own tax advisers regarding the US federal, state, local and foreign and other tax consequences of owning and disposing of the Bank's common shares in their particular circumstances.
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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2022 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or any future years. However, PFIC status is a factual determination and there are uncertainties in the application of the relevant rules. Moreover, the IRS may issue guidance in the future with different requirements to be a qualified foreign bank, which we may not satisfy. Accordingly, there can be no assurances that we will not be a PFIC for any particular year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for our shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares.
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
Taxation of Capital Gains
Subject to the preceding discussion under the heading "— Passive Foreign Investment Company Considerations", a US shareholder that sells or otherwise disposes of common shares of the Bank will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the amount that the US shareholder realizes and the US shareholder's tax basis in those common shares. The capital gain of a non-corporate US shareholder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will be US source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.
F.Dividends and Paying Agents
Not applicable.
G.Statements by Experts
Not applicable.
H.Documents on Display

As an FPI, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Securities Act. Since many of the disclosure obligations required of us as an FPI are different than those required by other United States domestic reporting companies, the Bank’s shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other United States domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as an FPI, see ‘‘Implications of Being a Foreign Private Issuer’’.

The SEC maintains an internet site at https://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
The Bank is not required to provide an annual report to security holders in response to the requirements of Form 6-K.

K.Shareholder Information & Directory
DIRECTORS’ AND EXECUTIVE OFFICERS’ SHARE INTERESTS AND DIRECTORS’ SERVICE CONTRACTS
In accordance with Regulation 6.8(3) of Section IIA of the Bermuda Stock Exchange Listing Regulations, the total interests in common shares of the Bank held by all Directors and Executive Officers as listed in Item 6.A. "Directors and Senior Management" are noted in Item 7.A. "Major Shareholders". For information on equity compensation for Directors and Executive Officers, please see Item 6.B. "Compensation".
Save for those arrangements described in Note 26 to the Bank’s December 31, 2022 consolidated financial statements, there are no contracts of significance subsisting during or at the end of the financial year ended December 31, 2022 in which a Director of the Bank is or was materially interested, either directly or indirectly.
WRITTEN NOTICE OF SHARE REPURCHASE PROGRAM — BSX REGULATION 6.38
On February 13, 2023, the Board approved, with effect from March 1, 2023 through to February 29, 2024, a common share repurchase program, authorizing the purchase for treasury of up to 3.0 million common shares.
The repurchase of shares pursuant to the repurchase program was confirmed by way of non-objection from the Bermuda Monetary Authority. The timing and amount of repurchase transactions will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.
Under the Bank’s share repurchase programs, the total shares acquired or purchased for cancellation during the year ended December 31, 2022 amounted to 102,000 common shares to be held as treasury shares or cancelled.
From time to time, the Bank’s associates, insiders and insiders’ associates as defined by the BSX regulations may sell shares, which may result in such shares being repurchased pursuant to the program, but under BSX regulations, such trades must not be pre-arranged and all repurchases must be made in the open market. Prices paid by the Bank must not, according to BSX regulations, be higher than the last independent trade for a “round lot” defined as 100 shares or more.
The Bank will advise the BSX monthly of the number of shares repurchased by the Bank.
LARGE SHAREHOLDERS

See Item 7.A. "Major Shareholders" for a listing of registered holders of 5% or more of the issued share capital as at February 15, 2023.

EXCHANGE LISTING
The Bank’s shares are listed on the following stock exchanges:

BERMUDA STOCK EXCHANGE
110 Pitts Bay Road
4th Floor
Pembroke, HM 08
Bermuda Tel: (441) 292 7212
Fax: (441) 292 7619
www.bsx.com

NEW YORK STOCK EXCHANGE
11 Wall Street
New York, NY 10005
United States of America
Tel: (212) 656 3000
www.nyse.com

SHARE DEALING SERVICE
Butterfield Securities (Bermuda) Limited
65 Front Street
Hamilton, HM 12
Bermuda
Tel: (441) 299 3972
Fax: (441) 292 9947
E-mail: info@butterfieldgroup.com

REGISTRAR AND TRANSFER AGENT
For Bermuda-registered securities:
MUFG Fund Services (Bermuda) Limited
4th Floor North, Cedar House
41 Cedar Avenue
Hamilton, HM 12
Bermuda
Tel: (441) 295 1355
Fax: (441) 295 6759
E-mail: bntbshareholders2@mfsadmin.com

For US-registered securities:
Computershare
462 South 4th Street
Suite 1600
Louisville, KY 40202 United States of America
Tel: (800) 736 3001
(781) 575 3100
MEDIA RELATIONS / PUBLICATION REQUESTS
Nicky Stevens
Group Strategic Marketing & External Communications Tel: (441) 299 1624
E-mail: nicky.stevens@butterfieldgroup.com

INVESTOR RELATIONS Noah Fields
Head of Investor Relations
Tel: (441) 299 3816
E-mail: noah.fields@butterfieldgroup.com

DIRECTORY
PRINCIPAL OFFICES & SUBSIDIARIES
This list does not include all companies in the Group.

The Bank of N.T. Butterfield & Son Limited
Group Parent Company, Community Banking, Corporate Banking, Private Banking, Credit and Treasury Services, Custody

Head Office
65 Front Street
Hamilton, HM 12
Bermuda
Tel: (441) 295 1111
Fax: (441) 292 4365
E-mail: info@butterfieldgroup.com

Mailing Address:
P.O. Box HM 195
Hamilton, HM AX
Bermuda

BERMUDA
Managing Director: Michael Neff

Butterfield Asset Management Limited
Asset Management
Head of Global Asset Management:
Dwayne Outerbridge
65 Front Street
Hamilton, HM 12
Bermuda
Tel: (441) 299 3817
Fax: (441) 292 9947
E-mail: info@butterfieldgroup.com

Butterfield Securities (Bermuda) Limited
Brokerage Services
65 Front Street
Hamilton, HM 12
Bermuda
Tel: (441) 299 3972
Fax: (441) 292 9947
E-mail: info@butterfieldgroup.com

Bermuda Trust Company Limited Butterfield Trust (Bermuda) Limited Grosvenor Trust Company Limited
Trust and Fiduciary Services
Managing Director: John Richmond
Rosebank Centre
11 Bermudiana Road
Hamilton, HM 08 Bermuda
Tel: (441) 299 3980
Fax: (441) 292 1258
E-mail: info@butterfieldgroup.com

THE BAHAMAS
Butterfield Trust (Bahamas) Limited
Trust and Fiduciary Services
Managing Director: Craig Barley
3rd Floor, Montague Sterling Centre
East Bay Street
P.O. Box N-3242
Nassau, N.P.
The Bahamas
Tel: (242) 393 8622
Fax: (242) 393 3772
E-mail: bahamas@butterfieldgroup.com

CAYMAN ISLANDS
Butterfield Bank (Cayman) Limited
Community Banking, Corporate Banking, Private Banking, Asset Management, Credit and Treasury Services, Custody
Managing Director: Michael McWatt
Butterfield Place
12 Albert Panton Street
P.O. Box 705
Grand Cayman KY1-1107
Cayman Islands
Tel: (345) 949 7055
Fax: (345) 949 7004
E-mail: info.cayman@butterfieldgroup.com

Butterfield Trust (Cayman) Limited
Trust and Fiduciary Services
Managing Director: Andrew Leggatt
68 Fort Street
P.O. Box 705
Grand Cayman KY1-1107
Cayman Islands
Tel: (345) 949 7055
Fax: (345) 949 7004
E-mail: trust.cayman@butterfieldgroup.com

GUERNSEY
Butterfield Bank (Guernsey) Limited
Community Banking, Corporate and Intermediary Banking, Private Banking, Credit and Treasury Services, Custody
Managing Director: Alan Bain
P.O. Box 25
Regency Court
Glategny Esplanade
St. Peter Port
Guernsey GY1 3AP
Channel Islands
Tel: (44) 1481 711 521
Fax: (44) 1481 714 533
E-mail: guernsey@butterfieldgroup.com

Butterfield Trust (Guernsey) Limited
Trust and Fiduciary Services
Managing Director: Lindsay Ozanne
P.O. Box 25
Regency Court
Glategny Esplanade
St Peter Port
Guernsey GY1 3AP
Channel Islands
Tel: (44) 1481 711 521
Fax: (44) 1481 728 665
E-mail: guernsey@butterfieldgroup.com

JERSEY
Butterfield Bank (Jersey) Limited
Community Banking, Corporate and Intermediary Banking, Private Banking, Credit and Treasury Services, Custody
Managing Director: Richard Saunders
P.O. Box 250
St. Paul’s Gate
New Street St. Helier Jersey JE4 5PU Channel Islands Tel: (44) 1534 843 333 Fax: (44) 1534 843 334 E-mail: jersey@butterfieldgroup.com

SINGAPORE
Butterfield Trust (Asia) Limited
Trust and Fiduciary Services
Managing Director: Mark Florance
#14 02-04
6 Battery Road
Singapore 049909
Tel: (65) 6916 3636
E-mail: singapore@butterfieldgroup.com

SWITZERLAND
Butterfield Trust (Switzerland) Limited
Trust and Fiduciary Services
Managing Director: Jim Parker
Boulevard des Tranchées 16
1206 Geneva
Switzerland
Tel: (41) 22 839 0000
Fax: (41) 22 839 0099
E-mail: switzerland@butterfieldgroup.com

UNITED KINGDOM
Butterfield Mortgages Limited
UK Residential Property Lending
Chief Executive Officer: Alpa Bhakta
Sun Court 6
6-67 Cornhill
London EC3V 3NB
United Kingdom
Tel: (44) 020 3871 6900
Fax: (44) 020 3871 6901
E-mail: ukmortgages@butterfieldgroup.com

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

    As of the end of the period covered by this report, Butterfield carried out an evaluation, under the supervision and with the participation of Butterfield’s management, including our Chairman & Chief Executive Officer and Group Chief Financial Officer, of the effectiveness of the design and operation of Butterfield’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), to ensure that information required to be disclosed by Butterfield in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to Butterfield’s management, including its Chairman & Chief Executive Officer and Group Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. Based upon that evaluation, Butterfield’s Chairman & Chief Executive Officer and Group Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective, in all material respects, as of the end of the period covered by this report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

    The following table sets forth for the fiscal years indicated the fees charged by our principal accountant and its associated entities for various services provided during those periods:

In millions of $	Fiscal Year Ended
Type of Services	December 31, 2022	December 31, 2021	Description of Service
Audit services	5.4	5.3	(1)
Audit-related services	0.2	0.2	(1)
Other services	0.1	0.1	(2)
Total	5.7	5.6

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

Pre-approval Procedures

    To help ensure PwC's independence, all services provided by PwC have to be pre-approved by the Audit Committee. A pre-approval may be granted either for a specific mandate or in the form of a blanket pre-approval authorizing a limited and well-defined type and amount of services. The Audit Committee reviews and approves a list of blanket pre-approvals annually.

    The Audit Committee has delegated pre-approval authority to its Chairman up to a maximum of $500,000 for any engagement, and the Group Chief Financial Officer submits all proposals for services by PwC to the Chairman of the Audit Committee, unless there is a blanket pre-approval in place. The Audit Committee is informed of the approvals granted by its Chairman on a quarterly basis.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

    The below details purchases made by or on behalf of the issuer or any "affiliated purchaser," as defined in §240.10b-18(a)(3), of shares or other units of any class of the issuer's equity securities that are registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 78I) during the year ended December 31, 2022.

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

On February 13, 2023, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.0 million common shares through to February 29, 2024.

In the year ended December 31, 2022, the Bank retired 102,000 shares which were previously held as treasury shares as a result of these repurchases.

The following table summarizes our repurchases of our common shares during the year ended December 31, 2022.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced program	Maximum number of shares that may yet be purchased under the program
January 1, 2022	—	—	—	1,465,172
January 1 to 31, 2022	40,000	38.76	40,000	1,425,172
February 1 to 28, 2022	38,000	38.77	78,000	1,387,172
March 1, 2022	—	—	—	2,000,000
March 1 to 16, 2022	24,000	36.28	102,000	1,976,000

ITEM 16F. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The listing rules of the NYSE include certain accommodations with respect to corporate governance requirements that allow FPIs, such as us, to follow "home country" corporate governance practices in lieu of otherwise applicable NYSE corporate governance standards for listed US companies. However, FPIs are required to have an audit committee that satisfies certain of the NYSE standards, including the requirements of the SEC’s Rule 10A-3. Our Audit Committee satisfies such requirements. The NYSE also requires an FPI to provide certain written affirmations and notices to the NYSE.
SEC rules require FPIs to disclose the significant ways in which their corporate governance practices differ from NYSE listing standards. A description of how our corporate governance practices compare to NYSE listing standards is set forth below:
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
•Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors meet regularly in executive sessions without management present. In 2022, the Board held five executive sessions with only our independent directors present.
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

We believe that our established corporate governance practice satisfies the NYSE listing standards applicable to FPIs. If at any time we cease to be a "foreign private issuer" under the rules of the NYSE and no other exemptions apply, or if we otherwise so elect, the Board will take any additional actions necessary to comply with NYSE corporate governance rules applicable to listed US companies, subject to a permitted "phase-in" period.

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has completed an assessment of the effectiveness of Butterfield's internal control over financial reporting as at December 31, 2022. In making the assessment, management used the “Internal Control - Integrated Framework (2013)” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission.
Based upon the assessment performed, management concluded that as at December 31, 2022, Butterfield's internal control over financial reporting was effective. There have been no changes in Butterfield’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect Butterfield’s internal control over financial reporting.
The Bank's internal control over financial reporting as at December 31, 2022, has been audited by PricewaterhouseCoopers Ltd., an independent registered public accounting firm, as stated in their report on page F-3 of this annual report.

/s/ Michael Collins
Michael Collins
Chairman & Chief Executive Officer

/s/ Craig Bridgewater
Craig Bridgewater
Group Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Bank of N.T. Butterfield & Son Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Bank of N.T. Butterfield & Son Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for Credit Losses

As described in Notes 2 and 6 to the consolidated financial statements, management assesses the adequacy of the allowance for credit losses based on evaluations of the loan portfolio utilizing quantitative and qualitative criteria. At December 31, 2022, the allowance for credit losses was $25.0 million on total loans retained of $5.1 billion. As described by management, the allowance is management’s estimate of credit losses expected in its lending arrangements based upon a current expected credit loss (“CECL”) model. The quantitative criteria used in the model primarily includes the Company’s internal risk rating framework and historical credit loss experience, relevant available information relating to past events and current conditions, and specific allowances for impaired loans. Management subjectively assesses the adequacy of the total allowance for credit losses and the need for adjustments to the quantitative model estimate, with consideration given to qualitative assumptions such as changes in underwriting practices, vintage, portfolio mix, delinquency level and term as well as changes in environmental conditions such as changes in macroeconomic factors and collateral values not adequately included in the quantitative model estimate.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s estimation process for the allowance for credit losses, which included controls over the assumptions used within management’s qualitative assessment. These procedures also included, among others, testing management’s process for determining the allowance for credit losses by evaluating the appropriateness of the methodology and models, testing the data used in the estimate and evaluating the reasonableness of the significant assumptions used in management’s qualitative assessment. Evaluating the assumptions used in the model involved evaluating (i) the reasonableness of the impact of the external macroeconomic and high interest rate environment and events that have occurred but may not yet otherwise be reflected in the quantitative model estimate for the allowance for credit losses; and (ii) the consistency with external market and industry data and consistency with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers Ltd.
Hamilton, Bermuda
February 22, 2023

We have served as the Company’s auditor since 1961.

The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets
(In thousands of US dollars, except share and per share data)

	As at
	December 31, 2022	December 31, 2021
Assets
Cash and demand deposits with banks - Non-interest bearing	93,032	115,651
Demand deposits with banks - Interest bearing	258,239	437,644
Cash equivalents - Interest bearing	1,749,516	1,626,538
Cash and cash equivalents	2,100,787	2,179,833
Securities purchased under agreements to resell	59,871	96,107
Short-term investments	884,478	1,198,918
Investment in securities
Equity securities at fair value	236	222
Available-for-sale at fair value (amortized cost: $2,209,078 (2021: $3,495,564))	1,988,865	3,473,730
Held-to-maturity (fair value: $3,197,508 (2021: $2,786,112))	3,738,080	2,763,344
Total investment in securities	5,727,181	6,237,296
Loans
Loans	5,121,391	5,268,743
Allowance for credit losses	(24,961)	(28,073)
Loans, net of allowance for credit losses	5,096,430	5,240,670
Premises, equipment and computer software, net	146,141	138,686
Goodwill	22,892	25,356
Other intangible assets, net	51,478	60,750
Equity method investments	12,484	12,614
Other real estate owned, net	800	691
Accrued interest and other assets	203,520	144,279
Total assets	14,306,062	15,335,200

Liabilities
Deposits
Non-interest bearing	3,039,701	2,820,609
Interest bearing	9,951,375	11,049,614
Total deposits	12,991,076	13,870,223
Employee benefit plans	92,018	126,230
Accrued interest and other liabilities	185,864	189,378
Total other liabilities	277,882	315,608
Long-term debt	172,289	171,876
Total liabilities	13,441,247	14,357,707
Commitments, contingencies and guarantees (Note 12)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 50,277,466 (2021: 49,911,351)	503	499
Additional paid-in capital	1,032,632	1,017,640
Retained earnings (Accumulated deficit)	229,732	104,329
Less: treasury common shares, at cost: 619,212 (2021: 619,212)	(20,600)	(20,058)
Accumulated other comprehensive income (loss)	(377,452)	(124,917)
Total shareholders’ equity	864,815	977,493
Total liabilities and shareholders’ equity	14,306,062	15,335,200
The accompanying notes are an integral part of these consolidated financial statements.

/s/ Michael Collins
Michael Collins
Chairman of the Board

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations
(In thousands of US dollars, except per share data)

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Non-interest income
Asset management	29,727	29,853	29,225
Banking	57,120	51,920	47,346
Foreign exchange revenue	47,831	43,434	37,180
Trust	52,312	52,873	50,653
Custody and other administration services	13,626	15,232	13,845
Other non-interest income	5,971	4,795	5,610
Total non-interest income	206,587	198,107	183,859
Interest income
Interest and fees on loans	249,390	221,544	230,656
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	38,939	48,422	50,621
Held-to-maturity	76,853	53,488	58,607
Deposits with banks and other	33,201	1,444	12,125
Total interest income	398,383	324,898	352,009
Interest expense
Deposits	45,176	15,490	25,116
Long-term debt	9,601	9,601	9,294
Securities sold under agreement to repurchase	22	—	—
Total interest expense	54,799	25,091	34,410
Net interest income before provision for credit losses	343,584	299,807	317,599
Provision for credit (losses) recoveries	(2,396)	3,128	(8,491)
Net interest income after provision for credit losses	341,188	302,935	309,108
Net gains (losses) on equity securities	14	85	658
Net realized gains (losses) on available-for-sale investments	(19)	(239)	1,220
Net gains (losses) on other real estate owned	448	(53)	(104)
Net other gains (losses)	1,079	(1,154)	(552)
Total other gains (losses)	1,522	(1,361)	1,222
Total net revenue	549,297	499,681	494,189
Non-interest expense
Salaries and other employee benefits	166,189	161,317	173,662
Technology and communications	56,740	63,843	65,156
Professional and outside services	19,640	21,400	21,263
Property	31,442	30,862	29,392
Indirect taxes	21,982	22,091	21,323
Non-service employee benefits expense	3,775	3,888	2,640
Marketing	6,357	4,561	4,443
Amortization of intangible assets	5,680	6,011	5,819
Other expenses	19,790	19,917	20,896
Total non-interest expense	331,595	333,890	344,594
Net income before income taxes	217,702	165,791	149,595
Income tax benefit (expense)	(3,682)	(3,123)	(2,378)
Net income	214,020	162,668	147,217

Earnings per common share
Basic earnings per share	4.32	3.28	2.91
Diluted earnings per share	4.29	3.26	2.90
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income
(In thousands of US dollars)

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Net income	214,020	162,668	147,217

Other comprehensive income (loss), net of taxes
Unrealized net gains (losses) on translation of net investment in foreign operations	(4,787)	152	(247)
Net changes on investments transferred to held-to-maturity	(91,303)	151	665
Unrealized net gains (losses) on available-for-sale investments	(198,363)	(94,761)	60,971
Employee benefit plans adjustments	41,918	19,221	(23,972)
Other comprehensive income (loss), net of taxes	(252,535)	(75,237)	37,417

Total comprehensive income (loss)	(38,515)	87,431	184,634
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity

	Year ended
	December 31, 2022		December 31, 2021		December 31, 2020
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of year	49,911,351	499	50,010,948	500	53,005,177	530
Retirement of shares	(102,000)	(1)	(534,828)	(5)	(3,452,000)	(35)
Issuance of common shares	468,115	5	435,231	4	457,771	5
Balance at end of year	50,277,466	503	49,911,351	499	50,010,948	500

Additional paid-in capital
Balance at beginning of year		1,017,640		1,013,326		1,081,569
Share-based compensation		16,441		14,539		14,608
Share-based settlements		636		612		637
Retirement of shares		(2,080)		(10,834)		(85,222)
Issuance of common shares, net of underwriting discounts and commissions		(5)		(3)		1,734
Balance at end of year		1,032,632		1,017,640		1,013,326

Retained earnings (Accumulated deficit)
Balance at beginning of year		104,329		33,918		(9,237)
Cumulative effect from change in accounting policy (Note 2)		—		—		(7,841)
Net Income for the year		214,020		162,668		147,217
Common share cash dividends declared and paid, 1.76 per share (2021: $1.76 per share)		(87,343)		(87,285)		(88,932)
Retirement of shares		(1,274)		(4,972)		(7,289)
Balance at end of year		229,732		104,329		33,918

Treasury common shares
Balance at beginning of year	619,212	(20,058)	619,212	(16,116)	619,212	(22,022)
Purchase of treasury common shares	102,000	(3,897)	534,828	(19,754)	3,452,000	(86,640)
Retirement of shares	(102,000)	3,355	(534,828)	15,812	(3,452,000)	92,546
Balance at end of year	619,212	(20,600)	619,212	(20,058)	619,212	(16,116)

Accumulated other comprehensive income (loss)
Balance at beginning of year		(124,917)		(49,680)		(87,097)
Other comprehensive income (loss), net of taxes		(252,535)		(75,237)		37,417
Balance at end of year		(377,452)		(124,917)		(49,680)
Total shareholders' equity		864,815		977,493		981,948
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Cash flows from operating activities
Net income	214,020	162,668	147,217
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	40,177	69,456	62,435
Provision for credit losses (recoveries)	2,396	(3,128)	8,491
Share-based payments and settlements	17,077	15,151	15,245
Net change in equity securities at fair value	(14)	7,096	102
Net realized (gains) losses on available-for-sale investments	19	239	(1,220)
Net (gains) losses on other real estate owned	(448)	53	104
(Increase) decrease in carrying value of equity method investments	(39)	(123)	(1,298)
Dividends received from equity method investments	169	442	2,845
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	(54,021)	13,295	(8,143)
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(65)	(13,800)	(37,628)
Cash provided by (used in) operating activities	219,271	251,349	188,150

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell	36,236	100,932	(54,756)
Short-term investments other than restricted cash: proceeds from maturities and sales	2,745,132	2,365,631	2,214,870
Short-term investments other than restricted cash: purchases	(2,548,734)	(2,748,942)	(1,815,887)
Available-for-sale investments: proceeds from sale	7,631	189,417	352,965
Available-for-sale investments: proceeds from maturities and pay downs	230,718	650,347	565,028
Available-for-sale investments: purchases	(83,900)	(1,771,776)	(1,313,884)
Held-to-maturity investments: proceeds from maturities and pay downs	403,424	652,359	538,345
Held-to-maturity investments: purchases	(383,332)	(1,233,329)	(533,379)
Net (increase) decrease in loans	(90,185)	(99,007)	25,555
Additions to premises, equipment and computer software	(26,876)	(15,724)	(20,566)
Proceeds from sale of other real estate owned	1,909	4,430	—
Cash provided by (used in) investing activities	292,023	(1,905,662)	(41,709)

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Cash flows from financing activities
Net increase (decrease) in deposits	(415,566)	642,815	692,635
Issuance of subordinated capital, net of underwriting fees	—	—	97,647
Repayment of long-term debt	—	—	(70,000)
Common shares repurchased	(3,897)	(19,754)	(86,640)
Proceeds from stock option exercises	—	—	1,739
Cash dividends paid on common shares	(87,343)	(87,285)	(88,932)
Cash provided by (used in) financing activities	(506,806)	535,776	546,449
Net effect of exchange rates on cash, cash equivalents and restricted cash	(91,439)	7,536	42,707
Net increase (decrease) in cash, cash equivalents and restricted cash	(86,951)	(1,111,001)	735,597
Cash, cash equivalents and restricted cash: beginning of year	2,203,497	3,314,498	2,578,901
Cash, cash equivalents and restricted cash: end of year	2,116,546	2,203,497	3,314,498

Components of cash, cash equivalents and restricted cash at end of year
Cash and cash equivalents	2,100,787	2,179,833	3,289,592
Restricted cash included in short-term investments on the consolidated balance sheets	15,759	23,664	24,906
Total cash, cash equivalents and restricted cash at end of year	2,116,546	2,203,497	3,314,498

Supplemental disclosure of cash flow information
Cash interest paid	48,643	24,464	39,125
Cash income taxes paid	4,818	463	5,052

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	1,603	704	314
Transfer of available-for-sale investments to held-to-maturity investments	998,157	—	—
Initial recognition of right-of-use assets and operating lease liabilities	3,476	1,575	323
Reduction in net loans due to initial adoption of a current expected credit loss model	—	—	7,841
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

Note 2: Significant accounting policies

The Bank's reporting currency is United States ("US") dollars and the functional currency is Bermuda ("BMD") dollars. Assets, liabilities, revenues and expenses denominated in Bermuda dollars are translated to US dollars at par.

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

Critical accounting estimates are those that require management to make subjective or complex judgments about the effect of matters that are inherently uncertain and may change in subsequent periods. Changes that may be required in the underlying assumptions or estimates in these areas could have a material impact on the future financial condition and results of operations. Management believes that the most critical accounting estimates upon which the financial condition depends, and which involve the most complex or subjective decisions or assessments, are as follows:
•Allowance for credit losses
•Fair value of financial instruments
•Impairment of goodwill
•Employee benefit plans
•Share-based compensation

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

The assets and liabilities of foreign currency-based subsidiaries are translated at the rate of exchange prevailing on the balance sheet date, while associated revenues and expenses are translated to US dollars at the average rates of exchange prevailing throughout the year. Unrealized translation gains or losses on investments in foreign currency- based subsidiaries are recorded as a separate component of Shareholders' equity within accumulated other comprehensive income (loss) (“AOCIL”). Gains and losses on foreign currency-based subsidiaries are recorded in the consolidated statements of operations when the Bank ceases to have a controlling financial interest in a foreign currency-based subsidiary.

D. Assets Held in Trust or Custody
Securities and properties (other than cash and deposits held with the Bank and its subsidiaries) held in trust, custody, agency or fiduciary capacity for customers are not included in the consolidated balance sheets because the Bank is not the beneficiary of these assets.

E. Cash and cash equivalents
Cash and cash equivalents includes cash on hand, cash items in the process of collection, amounts due from correspondent banks and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value. Such investments are those with a maturity of three months or less from the date of acquisition and include unrestricted term deposits, certificates of deposit and treasury bills.

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

H. Investments
Investments are reported on the consolidated balance sheets at their trade date.

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

Investments are classified primarily as AFS when used to manage the Bank’s exposure to interest rate and liquidity movements, as well as to make strategic longer-term investments. AFS investments are carried at fair value in the consolidated balance sheets with unrealized gains and losses reported in AOCIL, net of the allowance for credit losses. Investments that the Bank has the positive intent and ability to hold to maturity are classified as HTM and are carried at amortized cost in the consolidated balance sheets, net of the allowance for credit losses. Unrecognized gains and losses on HTM securities are disclosed in the notes to the consolidated financial statements.

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

In situations where there is a credit loss, only the amount of impairment relating to credit losses on AFS and HTM investments is recognized in net income. For AFS investments, the decrease in fair value relating to factors other than credit losses is recognized in AOCIL. Cash flow estimates take into account expectations of relevant market and economic data as of the end of the reporting period, including, for example, underlying loan-level data, and structural features of securitization, such as subordination, excess spread, over collateralization or other forms of credit enhancement. The degree of judgment involved in determining the recoverable value of an investment security is dependent upon the availability of observable market prices or observable market parameters. When observable market prices and parameters do not exist, judgment is necessary to estimate recoverable value which gives rise to added uncertainty in the assessment. The assessment takes into consideration factors such as interest rate changes, movements in credit spreads, default rate assumptions, prepayment assumptions, type and quality of collateral, and market sentiment.

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

Acquired loans
Acquired loans that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination, are accounted for as purchased credit-deteriorated ("PCD") loans. PCD loans are recorded at their purchase price with an adjustment to the amortized cost basis for the initial expected credit losses at the time of acquisition, i.e. via a balance sheet gross-up. Changes in estimates of expected credit losses after acquisition are recognized as a movement in provision for credit recoveries (losses) in the statement of operations. Generally, acquired loans that meet the Bank's definition for non-accrual status are considered to be PCD loans.

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

Cash received on non-accrual loans is applied firstly against the past due principal amount of the loan and secondly to past due interest and fees. Interest income on these loans is recognized only after the entire past due principal balance receivable is recovered and only to the extent that interest payments are received in cash.

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

J. Allowance for Credit Losses
Accounting for Financial instruments - Credit losses
Starting on January 1, 2020 the Bank adopted Accounting Standards Update (“ASU”) 2016-13 Financial Instruments – Credit Losses (Topic 326). Accordingly, from the date of adoption, the Bank uses a current expected credit loss model ("CECL") which is based on expected losses. The model used by the Bank up to December 31, 2019 to estimate credit losses was based on incurred losses. The CECL model is applied by the Bank to the measurement of credit losses on financial instruments at amortized cost, including loan receivables and HTM debt securities. The Bank also applies the CECL model to certain off-balance sheet credit exposures such as undrawn loan commitments, standby letters of credit, financial guarantees, and other similar instruments. In line with Topic 326, the Bank will present credit losses on AFS securities as a valuation allowance rather than as a direct write-down. Changes in expected credit losses are recorded through the respective credit loss allowances on the consolidated balance sheets as well as in the provision for credit losses (recoveries) in the consolidated statements of operations.

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

Management measures expected credit losses on HTM and AFS debt securities on a collective basis by major security type when similar risk characteristics exist, or failing that, on an individual basis.

For AFS debt securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Losses are charged against the allowance when management believes the uncollectibility of an AFS debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

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

The allowance for credit losses is measured on a collective pool basis when similar risk characteristics exist. In each of its jurisdictions, the Bank has identified the following portfolio segments: Residential mortgages, Consumer loans (including overdrafts), Commercial loans, Commercial overdrafts, Commercial real estate loans and Credit cards. For loans and overdrafts, management uses a PD and LGD model to estimate the allowance for credit losses. Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. For Credit cards, management uses a loss rate to estimate expected credit losses.

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

K. Business Combinations, Goodwill and Intangible Assets
All business combinations are accounted for using the acquisition method. Identifiable intangible assets (mostly customer relationships) are recognized separately from goodwill and are initially valued at fair value using discounted cash flow calculations and other recognized valuation techniques. Goodwill represents the excess of the fair value of the consideration paid for the acquisition of a business over the fair value of the net assets acquired. A contingent purchase consideration is measured at its fair value and recorded on the purchase date. Any subsequent changes in the fair value of a contingent consideration liability will be recorded through the consolidated statements of operations.

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

L. Premises, Equipment and Computer Software
Land is carried at cost. Buildings, equipment and computer software, including leasehold improvements, are carried at cost less accumulated depreciation. The Bank generally computes depreciation using the straight-line method over the estimated useful life of an asset, which is 50 years for buildings, and 3 to 10 years for other equipment. For leasehold improvements the Bank uses the straight-line method over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. The Bank capitalizes certain costs, including interest costs incurred during the development phase, associated with the acquisition or development of internal use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life, which is between 5 and 10 years. The Bank capitalizes certain implementation costs for cloud computing arrangements, which includes infrastructure as a service, and these costs are then amortized on a straight-line basis over the term of the arrangement. Management reviews the recoverability of the carrying amount of premises, equipment and computer software when indicators of impairment exist and an impairment charge is recorded when the carrying amount of the reviewed asset is deemed not recoverable by future expected cash flows to be derived from the use and disposition of the asset. If there is a disposition of premises, equipment and computer software, a gain is recorded if the difference of the proceeds on disposition is in excess of the asset's carrying value. Otherwise, a loss is recorded. If there is an abandonment out of premises, equipment and computer software, the full carrying value of the asset is recognized as a loss.

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

N. Leases
In the normal course of operations, the Bank enters into leasing agreements either as the lessee or the lessor. The Bank recognizes right-of-use assets and lease liabilities for operating leases. Lease liabilities are measured as the present value of future lease payments, including term renewals that are reasonably certain to occur, discounted using the Bank’s incremental borrowing interest rate. Right-of-use assets are measured as the carrying amount of the related lease liabilities adjusted for prepaid or accrued lease payments, unamortized lease incentive received, unamortized initial direct costs and any impairment of the right-of-use asset.

The Bank made accounting policy elections not to separate lease components from non-lease components for all classes of underlying assets; and not to recognize a right-of-use asset and a lease liability for leases with a term at inception of 12 months or less, including renewal options that are reasonably certain to be exercised (referred to as “short term leases”).

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

The changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are recorded in the consolidated statements of operations.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income ("OCI") and the ineffective portion is recorded in the statement of operations. That is, ineffectiveness from a derivative that overcompensates for changes in the hedged cash flows is recorded in the consolidated statements of operations. However, the ineffectiveness from a derivative that under compensates is not recorded in the consolidated statements of operations.

The changes in the fair value of a derivative that is designated and qualifies as a foreign currency hedge is recorded in either current year earnings or OCI, depending on whether the hedging relationship satisfies the criteria for a fair value or cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, the changes in the derivative’s fair value, to the extent that the derivative is effective as a hedge, are recorded in the CTA account within OCI.

Changes in the fair value of trading and non-hedging derivative instruments are reported in the consolidated statements of operations.

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

For those hedge relationships that are terminated, hedge designations that are elected to be removed, forecasted transactions that are no longer expected to occur, or where the hedge relationship ceases to be highly effective, the hedge accounting treatment described in the paragraphs above is no longer applied and the end-user derivative is terminated or transferred to the trading designation. For fair value hedges, any changes to the carrying value of the hedged item prior to the discontinuance remain as part of the basis of the asset or liability. When a cash flow hedge is discontinued, the net derivative gain (loss) remains in AOCIL unless it is probable that the forecasted transaction will not occur in the originally specified time period.

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

The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk-free interest rate, expected dividend rate, the expected volatility of the share price over the life of the option and other relevant factors. The fair value of unvested share awards is deemed to be the closing price of the publicly traded Bank shares on grant date. The fair value of time vesting conditions is taken into account by adjusting the number of shares or share options included in the measurement of the costs of employee services so that ultimately, the amount recognized in the consolidated statements of operations reflects the number of vested shares or share options. The Bank recognizes compensation cost for awards with performance conditions if and when the Bank concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures (e.g., due to termination of employment prior to vesting).

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

T. Fair Values
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Bank determines the fair values of assets and liabilities based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The relevant accounting standard describes three levels of inputs that may be used to measure fair value. Equity securities and debt investments classified as AFS, and derivative assets and liabilities, are recognized in the consolidated balance sheets at fair value.

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

Cash and cash equivalents
The carrying amount of cash and demand deposits with banks, being short-term in nature, is deemed to approximate fair value.

Cash equivalents include unrestricted term deposits, certificates of deposits and treasury bills with a maturity of less than three months from the date of acquisition and the carrying value at cost is considered to approximate fair value because they are short-term in nature, bear interest rates that approximate market rates, and generally have negligible credit risk.

Short-term investments
Short-term investments comprise restricted term and demand deposits and unrestricted term deposits, certificates of deposit and treasury bills with less than one year but greater than three months' maturity from the date of acquisition. The carrying value at cost is considered to approximate fair value because they are short-term in nature, bear interest rates that approximate market rates, and generally have negligible credit risk.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank records uncertain tax positions on the basis of a two-step process whereby (1) the Bank determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (2) where those tax positions that meet the more-likely-than-not recognition threshold, the Bank recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Income taxes on the consolidated statements of operations include the current and deferred portions of the income taxes. The Bank recognizes accrued interest and penalties related to income taxes in operating expenses. Income taxes applicable to items charged or credited directly to shareholders’ equity are included in such items.

X. Consolidated Statements of Cash Flows
For the purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash on hand, cash items in the process of collection, amounts due from correspondent banks and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value, and restricted cash included in short-term investments on the consolidated balance sheets.

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

Z. New Accounting Pronouncements
The following accounting developments were issued during the year ended December 31, 2022 or are accounting standards pending adoption:

In March 2022, the Financial Accounting Standards Board ("FASB") published ASU 2022-01, Derivatives and Hedging (Topic 815), Fair Value Hedging - Portfolio Layer Method, which will expand companies' abilities to hedge the benchmark interest rate risk of portfolios of financial assets (or beneficial interests) in a fair value hedge. The ASU expands the use of the portfolio layer method (previously referred to as the last-of-layer method) to allow multiple hedges of a single closed portfolio of assets using spot starting, forward starting, and amortizing-notional swaps. The ASU also permits both prepayable and nonprepayable financial assets to be included in the closed portfolio of assets hedged in a portfolio layer hedge. The ASU further requires that basis adjustments not be allocated to individual assets for active portfolio layer method hedges, but rather be maintained on the closed portfolio of assets as a whole. The ASU is effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and early adoption is permitted. The Bank does not anticipate that this ASU will have a material impact on its consolidated financial statements.

In March 2022, the FASB published ASU 2022-02, Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings ("TDRs") by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. For entities that have adopted ASU 2016-13, ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted if an entity has adopted ASU 2016-13. An entity may elect to early adopt the amendments related to TDRs separately from the amendments related to vintage disclosures. Entities can elect to adopt the guidance on TDRs using either a prospective or modified retrospective transition. If an entity elects to apply a modified retrospective transition, it will record a cumulative effect adjustment to retained earnings in the period of adoption, representing any change in the allowance for credit losses for loans modified in TDRs under ASC 310-40. The Bank has determined that this ASU will only have an effect on certain disclosures from the date of adoption.

In June 2022, the FASB published ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update was issued to increase the comparability of financial information across reporting entities that hold these investments. The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security. As a result, it should not be considered in measuring fair value. New disclosures are required about the nature of the restrictions and their remaining duration. The ASU is effective for public business entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and early adoption is permitted. The Bank does not anticipate that this ASU will have a material impact on its consolidated financial statements.

In September 2022, the FASB published ASU 2022-04, Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations which establishes the disclosure requirements of supplier finance programs to increase their transparency. FASB investor outreach identified a lack of transparency about supplier finance programs, as no explicit disclosure requirements were in GAAP. Entities that participate in supplier finance programs typically present such obligations in the same balance sheet line item as accounts payable, which can obscure the nature of this activity for financial statement users. The amendments in this Update address investor and other financial statement user requests for additional information about the use of supplier finance programs by the buyer party to understand the effect of those programs on an entity’s working capital, liquidity, and cash flows. The ASU is effective for all entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023 and early adoption is permitted. The Bank does not anticipate that this ASU will have a material impact on its consolidated financial statements.

In December 2022, the FASB published ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. As the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in this Update defer the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The ASU is effective on December 21, 2022 however, as the Bank elected to early adopt the relief in Topic 848 as at December 31, 2020, this ASU will not have a material impact on its consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 3: Cash and cash equivalents

	December 31, 2022	December 31, 2021
Non-interest bearing
Cash and demand deposits with banks	93,032	115,651

Interest bearing¹
Demand deposits with banks	258,239	437,644
Cash equivalents	1,749,516	1,626,538
Sub-total - Interest bearing	2,007,755	2,064,182

Total cash and cash equivalents	2,100,787	2,179,833
¹ Interest bearing cash and cash equivalents includes certain demand deposits with banks as at December 31, 2022 in the amount of $157.2 million (December 31, 2021: $280.5 million) that are earning interest at a negligible rate.

Note 4: Short-term investments

	December 31, 2022	December 31, 2021
Unrestricted
Maturing within three months	390,540	818,340
Maturing between three to six months	421,734	252,340
Maturing between six to twelve months	56,445	104,574
Total unrestricted short-term investments	868,719	1,175,254

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand and term deposits	15,759	23,664
Total restricted short-term investments	15,759	23,664

Total short-term investments	884,478	1,198,918

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, equity securities and AFS investments are carried at fair value and HTM investments are carried at amortized cost.

	December 31, 2022				December 31, 2021
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities
Mutual funds	724	—	(488)	236	724	—	(502)	222
Total equity securities	724	—	(488)	236	724	—	(502)	222

Available-for-sale
US government and federal agencies	1,919,285	14	(206,523)	1,712,776	3,163,964	30,945	(51,285)	3,143,624
Non-US governments debt securities	262,892	—	(11,429)	251,463	291,119	—	(1,526)	289,593
Asset-backed securities - Student loans	5,640	—	(14)	5,626	13,290	—	(116)	13,174
Residential mortgage-backed securities	21,261	—	(2,261)	19,000	27,191	218	(70)	27,339
Total available-for-sale	2,209,078	14	(220,227)	1,988,865	3,495,564	31,163	(52,997)	3,473,730

Held-to-maturity¹
US government and federal agencies	3,738,080	—	(540,572)	3,197,508	2,763,344	57,497	(34,729)	2,786,112
Total held-to-maturity	3,738,080	—	(540,572)	3,197,508	2,763,344	57,497	(34,729)	2,786,112
¹ For the years ended December 31, 2022, 2021 and 2020, impairments recognized in other comprehensive income for HTM investments were nil.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS debt securities that were in an unrealized loss position as of December 31, 2022, comprising 163 securities representing 99.8% of the AFS portfolios' carrying value (December 31, 2021: 67 and 73.6%), represent credit losses. Total gross unrealized AFS losses were 11.1% of the fair value of the affected securities (December 31, 2021: 2.1%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the CECL model. HTM debt securities that were in an unrealized loss position as of December 31, 2022, were comprised of 220 securities representing 100.0% of the HTM portfolios’ carrying value (December 31, 2021: 57 and 59.1%). Total gross unrealized HTM losses were 16.9% of the fair value of affected securities (December 31, 2021: 2.2%).

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

Investments in Residential mortgage-backed securities relate to 13 securities (December 31, 2021: 4) which are rated AAA and possess similar significant credit enhancement as described above. No credit losses were recognized on these securities as the weighted average credit support and the weighted average loan-to-value ratios range from 16% - 49% and 47% - 56%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.

In the following tables, debt securities with unrealized losses that are not deemed to be credit impaired and for which an allowance for credit losses has not been recorded are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis.

	Less than 12 months		12 months or more
December 31, 2022	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	713,462	(68,016)	995,154	(138,507)	1,708,616	(206,523)
Non-US governments debt securities	—	—	251,463	(11,429)	251,463	(11,429)
Asset-backed securities - Student loans	—	—	5,626	(14)	5,626	(14)
Residential mortgage-backed securities	14,474	(1,618)	4,526	(643)	19,000	(2,261)
Total available-for-sale securities with unrealized losses	727,936	(69,634)	1,256,769	(150,593)	1,984,705	(220,227)

Held-to-maturity securities with unrealized losses
US government and federal agencies	1,462,005	(142,228)	1,735,504	(398,344)	3,197,509	(540,572)

	Less than 12 months		12 months or more
December 31, 2021	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	2,144,105	(47,214)	102,428	(4,071)	2,246,533	(51,285)
Non-US governments debt securities	267,201	(1,125)	22,392	(401)	289,593	(1,526)
Asset-backed securities - Student loans	—	—	13,174	(116)	13,174	(116)
Residential mortgage-backed securities	8,051	(70)	—	—	8,051	(70)
Total available-for-sale securities with unrealized losses	2,419,357	(48,409)	137,994	(4,588)	2,557,351	(52,997)

Held-to-maturity securities with unrealized losses
US government and federal agencies	1,568,315	(33,554)	29,713	(1,175)	1,598,028	(34,729)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
December 31, 2022	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	—	145,471	532,645	160,823	—	873,837	1,712,776
Non-US governments debt securities	—	22,392	229,071	—	—	—	251,463
Asset-backed securities - Student loans	—	—	—	—	—	5,626	5,626
Residential mortgage-backed securities	—	—	—	—	—	19,000	19,000
Total available-for-sale	—	167,863	761,716	160,823	—	898,463	1,988,865

Held-to-maturity
US government and federal agencies	—	—	—	—	—	3,738,080	3,738,080

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	December 31, 2022		December 31, 2021
Pledged Investments	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	—	—	807	842
Held-to-maturity	32,938	24,991	33,102	31,958

Sale Proceeds and Realized Gains and Losses of AFS Securities

	Year ended
	December 31, 2022				December 31, 2021				December 31, 2020
	Sale proceeds	Gross realized gains	Gross realized (losses)	Transfers of HTM[1]	Sale proceeds	Gross realized gains	Gross realized (losses)	Transfers of HTM	Sale proceeds	Gross realized gains	Gross realized (losses)	Transfers of HTM
US government and federal agencies	—	—	—	998,157	189,417	1,563	(1,802)	—	349,699	1,171	(55)	—
Non-US governments debt securities	—	—	—	—	—	—	—	—	3,266	104	—	—
Asset-backed securities - Student loans	7,631	—	(19)	—	—	—	—	—	—	—	—	—
Total	7,631	—	(19)	998,157	189,417	1,563	(1,802)	—	352,965	1,275	(55)	—
1During the year ended December 31, 2022, certain investments were transferred out of the AFS categorization and into HTM. The transfers were recorded at the fair value of the securities on the date of transfer. The related net unrealized losses of $99.1 million that were recorded in AOCIL will be accreted into net income over the remaining life of the transferred investments using the effective interest rate method.

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal and business loans are generally repayable over terms not exceeding five years. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The effective yield on total loans as at December 31, 2022 is 5.91% (December 31, 2021: 4.00%). The interest receivable on total loans as at December 31, 2022 is $16.6 million (December 31, 2021: $7.6 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

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

The amortized cost of loans by credit quality classifications and allowance for expected credit losses by class of loans is as follows:

December 31, 2022	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	281,518	—	—	—	281,518	(1,368)	280,150
Commercial and industrial	298,137	—	796	18,461	317,394	(10,359)	307,035
Commercial overdrafts	123,874	—	632	45	124,551	(416)	124,135
Total commercial loans	703,529	—	1,428	18,506	723,463	(12,143)	711,320

Commercial real estate loans
Commercial mortgage	613,090	2,082	1,503	3,182	619,857	(884)	618,973
Construction	7,474	—	—	—	7,474	—	7,474
Total commercial real estate loans	620,564	2,082	1,503	3,182	627,331	(884)	626,447

Consumer loans
Automobile financing	20,673	—	—	161	20,834	(93)	20,741
Credit card	77,419	—	295	—	77,714	(1,043)	76,671
Overdrafts	44,414	—	—	6	44,420	(355)	44,065
Other consumer[1]	56,699	—	—	801	57,500	(1,205)	56,295
Total consumer loans	199,205	—	295	968	200,468	(2,696)	197,772

Residential mortgage loans	3,419,186	8,132	102,413	40,398	3,570,129	(9,238)	3,560,891

Total	4,942,484	10,214	105,639	63,054	5,121,391	(24,961)	5,096,430
1 Other consumer loans’ amortized cost includes $9 million of cash and portfolio secured lending and $37 million of lending secured by buildings in construction or other collateral.

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

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality indicator is as follows:

December 31, 2022	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2022	971,776	—	—	4	971,780
2021	646,436	—	—	20	646,456
2020	485,944	142	508	23	486,617
2019	680,939	—	277	3,118	684,334
2018	393,623	—	12,133	1,355	407,111
Prior	1,499,410	9,767	91,795	58,483	1,659,455
Overdrafts and credit cards	264,356	305	926	51	265,638
Total amortized cost	4,942,484	10,214	105,639	63,054	5,121,391

December 31, 2021	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2021	911,403	—	232	13	911,648
2020	605,139	—	—	3	605,142
2019	917,700	—	290	181	918,171
2018	513,293	6,060	12,548	1,154	533,055
2017	493,091	—	3,400	12,215	508,706
Prior	1,393,929	11,131	93,620	47,474	1,546,154
Overdrafts and credit cards	244,074	1,058	730	5	245,867
Total amortized cost	5,078,629	18,249	110,820	61,045	5,268,743

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

December 31, 2022	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	281,518	281,518
Commercial and industrial	5	—	18,461	18,466	298,928	317,394
Commercial overdrafts	—	—	45	45	124,506	124,551
Total commercial loans	5	—	18,506	18,511	704,952	723,463

Commercial real estate loans
Commercial mortgage	363	—	3,181	3,544	616,313	619,857
Construction	—	—	—	—	7,474	7,474
Total commercial real estate loans	363	—	3,181	3,544	623,787	627,331

Consumer loans
Automobile financing	104	5	160	269	20,565	20,834
Credit card	423	231	295	949	76,765	77,714
Overdrafts	—	—	6	6	44,414	44,420
Other consumer	179	16	797	992	56,508	57,500
Total consumer loans	706	252	1,258	2,216	198,252	200,468

Residential mortgage loans	30,813	4,081	49,486	84,380	3,485,749	3,570,129

Total amortized cost	31,887	4,333	72,431	108,651	5,012,740	5,121,391

December 31, 2021	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	259,572	259,572
Commercial and industrial	53	—	18,549	18,602	354,363	372,965
Commercial overdrafts	—	—	1	1	105,406	105,407
Total commercial loans	53	—	18,550	18,603	719,341	737,944

Commercial real estate loans
Commercial mortgage	—	—	4,739	4,739	678,780	683,519
Construction	—	—	—	—	9,645	9,645
Total commercial real estate loans	—	—	4,739	4,739	688,425	693,164

Consumer loans
Automobile financing	56	34	118	208	21,321	21,529
Credit card	471	681	285	1,437	71,416	72,853
Overdrafts	—	—	5	5	42,292	42,297
Other consumer	67	15	1,038	1,120	76,953	78,073
Total consumer loans	594	730	1,446	2,770	211,982	214,752

Residential mortgage loans	12,602	1,501	44,763	58,866	3,564,017	3,622,883

Total amortized cost	13,249	2,231	69,498	84,978	5,183,765	5,268,743

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Allowances For Credit Losses
The decrease in the allowance for expected credit losses as at December 31, 2022 was primarily attributable to a decrease in provisioned non-accrual loans, net paydowns and foreign exchange movements in the portfolio. This was partially offset by weaker forward-looking economic forecasts and the extension of a large, long-term government facility in the Cayman Islands. The provision increase during the year ended December 31, 2022 was driven by the aforementioned weaker forward-looking economic forecasts and the extension of a large, long-term government facility in the Cayman Islands. As per the Bank’s accounting policy, as disclosed in Note 2, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Year ended December 31, 2022
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of year	11,126	1,168	3,020	12,759	28,073
Provision increase (decrease)	2,378	(285)	1,252	(675)	2,670
Recoveries of previous charge-offs	1	—	1,150	262	1,413
Charge-offs	(1,314)	—	(2,721)	(2,912)	(6,947)
Other	(48)	1	(5)	(196)	(248)
Allowances for expected credit losses at end of year	12,143	884	2,696	9,238	24,961

	Year ended December 31, 2021
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of year	11,609	2,104	4,476	15,909	34,098
Provision increase (decrease)	(431)	(936)	(1,552)	(581)	(3,500)
Recoveries of previous charge-offs	65	—	1,344	262	1,671
Charge-offs	(112)	—	(1,248)	(2,806)	(4,166)
Other	(5)	—	—	(25)	(30)
Allowances for expected credit losses at end of year	11,126	1,168	3,020	12,759	28,073

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

Non-Performing Loans
During the year ended December 31, 2022, no interest was recognized on non-accrual loans. Non-performing loans at December 31, 2022 include PCD loans, which have all been on non-accrual status since their acquisition. No credit deteriorated loans were purchased during the period.

	December 31, 2022				December 31, 2021
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due more than 90 days and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due more than 90 days and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	18,159	302	—	18,461	18,530	19	—	18,549
Commercial overdrafts	—	45	—	45	—	2	—	2
Total commercial loans	18,159	347	—	18,506	18,530	21	—	18,551

Commercial real estate loans
Commercial mortgage	1,494	1,688	—	3,182	885	3,855	—	4,740
Total commercial real estate loans	1,494	1,688	—	3,182	885	3,855	—	4,740

Consumer loans
Automobile financing	141	20	—	161	117	—	—	117
Credit card	—	—	295	295	—	—	284	284
Overdrafts	—	6	—	6	—	4	—	4
Other consumer	649	152	—	801	850	188	—	1,038
Total consumer loans	790	178	295	1,263	967	192	284	1,443

Residential mortgage loans	20,621	19,777	10,964	51,362	29,549	7,046	12,969	49,564
Total non-performing loans	41,064	21,990	11,259	74,313	49,931	11,114	13,253	74,298

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Loans modified in a TDR
As at December 31, 2022, the Bank had nil loans that were modified in a TDR during the preceding 12 months that subsequently defaulted (December 31, 2021: nil; December 31, 2020: nil).

TDRs entered into during the period

	Year ended December 31, 2022
	Number of contracts	Pre-modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	6	2,836	425	3,261

	Year ended December 31, 2021
	Number of contracts	Pre- modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	1	284	2	286

TDRs Outstanding

	December 31, 2022		December 31, 2021
	Accrual	Non-accrual	Accrual	Non-accrual
Commercial loans	796	—	847	—
Commercial real estate loans	1,503	2,357	1,578	2,445
Residential mortgage loans	59,175	10,342	60,453	12,653
Total TDRs outstanding	61,474	12,699	62,878	15,098

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

	December 31, 2022				December 31, 2021
Geographic region	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Belgium	2,641	—	—	2,641	8,675	—	—	8,675
Bermuda	40,671	1,920,467	243,904	2,205,042	46,683	2,080,385	297,731	2,424,799
Canada	1,216,876	—	—	1,216,876	1,193,387	—	—	1,193,387
Cayman	36,609	1,236,373	233,599	1,506,581	39,018	1,060,328	379,518	1,478,864
Germany	20,422	—	—	20,422	85,886	—	—	85,886
Guernsey	1	674,562	199,714	874,277	1	735,786	169,904	905,691
Ireland	26,597	—	—	26,597	37,236	—	—	37,236
Japan	13,071	—	—	13,071	4,873	—	—	4,873
Jersey	—	150,769	35,042	185,811	—	78,048	34,298	112,346
Norway	99,777	—	—	99,777	57,132	—	—	57,132
Switzerland	2,748	—	—	2,748	2,441	—	—	2,441
The Bahamas	1,521	7,510	—	9,031	1,511	9,361	—	10,872
United Kingdom	715,750	1,131,710	108,406	1,955,866	990,624	1,304,835	117,200	2,412,659
United States	865,671	—	—	865,671	1,003,365	—	—	1,003,365
Other	2,781	—	—	2,781	4,026	—	—	4,026
Total gross exposure	3,045,136	5,121,391	820,665	8,987,192	3,474,858	5,268,743	998,651	9,742,252

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 8: Premises, equipment and computer software

	December 31, 2022			December 31, 2021
Category	Cost	Accumulated depreciation	Net carrying value	Cost	Accumulated depreciation	Net carrying value
Land	8,333	—	8,333	8,333	—	8,333
Buildings	181,929	(81,184)	100,745	169,806	(77,229)	92,577
Equipment	25,527	(17,764)	7,763	26,129	(17,509)	8,620
Computer hardware and software in use	197,846	(182,353)	15,493	197,941	(175,612)	22,329
Computer software in development	13,807	—	13,807	6,827	—	6,827
Total	427,442	(281,301)	146,141	409,036	(270,350)	138,686

	Year ended
Depreciation charged to operating expenses	December 31, 2022	December 31, 2021	December 31, 2020
Buildings (included in Property expense)	5,963	6,005	5,511
Equipment (included in Property expense)	2,390	2,323	1,929
Computer hardware and software (included in Technology and communication expense)	10,124	18,902	21,773
Total depreciation charged to operating expenses	18,477	27,230	29,213

Note 9: Goodwill and other intangible assets

Goodwill

	Segment
	Cayman	Channel Islands and the UK	Other	Total
Balance at December 31, 2019	551	22,245	2,042	24,838
Foreign exchange translation adjustment	—	719	70	789
Balance at December 31, 2020	551	22,964	2,112	25,627
Foreign exchange translation adjustment	—	(226)	(45)	(271)
Balance at December 31, 2021	551	22,738	2,067	25,356
Foreign exchange translation adjustment	—	(2,466)	2	(2,464)
Balance at December 31, 2022	551	20,272	2,069	22,892

Customer Relationship Intangible Assets

	December 31, 2022			December 31, 2021
Segment	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
Bermuda	29,785	(17,868)	11,917	29,785	(16,438)	13,347
Cayman	16,517	(7,764)	8,753	16,517	(6,663)	9,854
Channel Islands and the UK	89,396	(62,380)	27,016	89,396	(56,030)	33,366
Other	5,563	(1,771)	3,792	5,563	(1,380)	4,183
Total	141,261	(89,783)	51,478	141,261	(80,511)	60,750
Customer relationships are initially valued based on the present value of net cash flows expected to be derived solely from the recurring customer base existing as at the date of acquisition. Customer relationship intangible assets may or may not arise from contracts.

During the years ended December 31, 2022 and 2021, no new customer intangible assets were acquired. During the year ended December 31, 2022, no amounts were written off (December 31, 2021: $1.9 million). The amortization expense amounted to $5.7 million (December 31, 2021: $6.0 million, December 31, 2020: $5.8 million) and the foreign exchange translation adjustment increased the net carrying amount by $3.6 million (December 31, 2021: increased by $0.4 million, December 31, 2020: decreased by $1.3 million). The estimated aggregate amortization expense for each of the succeeding five years is $5.7 million.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 10: Deposits

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
December 31, 2022	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	3,039,701	6,844,127	9,883,828	32,764	9,814	12,848	11,391	66,817	9,950,645
Term - $100k or more	N/A	N/A	—	2,093,464	447,471	423,737	75,759	3,040,431	3,040,431
Total deposits	3,039,701	6,844,127	9,883,828	2,126,228	457,285	436,585	87,150	3,107,248	12,991,076

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2021	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,820,609	8,104,668	10,925,277	30,181	8,949	13,094	12,426	64,650	10,989,927
Term - $100k or more	N/A	N/A	—	1,627,330	578,096	589,161	85,709	2,880,296	2,880,296
Total deposits	2,820,609	8,104,668	10,925,277	1,657,511	587,045	602,255	98,135	2,944,946	13,870,223
¹ The weighted-average interest rate on interest-bearing demand deposits as at December 31, 2022 is 0.47% (December 31, 2021: -0.03%).

By Type and Segment	December 31, 2022			December 31, 2021
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	3,813,274	674,895	4,488,169	3,820,647	690,102	4,510,749
Cayman	3,641,646	651,168	4,292,814	4,087,131	524,918	4,612,049
Channel Islands and the UK	2,428,908	1,781,185	4,210,093	3,017,499	1,729,926	4,747,425
Total deposits	9,883,828	3,107,248	12,991,076	10,925,277	2,944,946	13,870,223

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

Mauritius Portable Retirement Gratuity Fund
Under the Mauritius Workers’ Right Act of 2019, the Portable Retirement Gratuity Fund (the "Fund") was established for the purpose of providing for the payment of a gratuity on the death or retirement of an employee and came into effect on January 1, 2020. The Fund operates as a centralized defined contribution scheme with employers required to make upfront contributions at prescribed rates based on employees' monthly remuneration. Any shortfall in this lump sum gratuity in an employees accumulated fund upon death or retirement, is to be funded by the Bank. Accordingly, the Bank recognizes the related service and net interest costs as well as the related net actuarial liability.

The following table presents the financial position of the Bank’s defined benefit pension plans and the Bank’s post-retirement medical benefit plan, which is unfunded. The Bank measures the benefit obligations and plan assets annually on each December 31 and therefore, the most recent measurement date is December 31, 2022.

The 2022 net actuarial gain recognized in the defined benefit plans is largely due to an increase in discount rates used to value the benefit obligation, partially offset by actual returns on investments being lower than expected.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2022		December 31, 2021		December 31, 2020
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Accumulated benefit obligation at end of year	106,748	91,983	157,478	125,968	179,018	128,167

Change in projected benefit obligation
Projected benefit obligation at beginning of year	157,478	125,968	179,018	128,167	168,791	110,347
Service cost	—	130	—	82	43	66
Interest cost	3,026	3,114	2,729	2,594	3,957	3,270
Benefits paid	(9,153)	(5,774)	(9,050)	(3,712)	(7,412)	(4,069)
Prior service cost	—	—	403	—	48	—
Settlement and curtailment of liability	—	—	(5,906)	—	(7,505)	—
Actuarial (gain) loss	(37,425)	(31,455)	(9,093)	(1,163)	18,326	18,553
Foreign exchange translation adjustment	(7,178)	—	(623)	—	2,770	—
Projected benefit obligation at end of year	106,748	91,983	157,478	125,968	179,018	128,167

Change in plan assets
Fair value of plan assets at beginning of year	179,025	—	182,516	—	175,400	—
Actual return on plan assets	(24,574)	—	10,265	—	14,945	—
Employer contribution	207	5,774	1,680	3,712	2,917	4,069
Plan settlement	—	—	(5,625)	—	(5,903)	—
Benefits paid	(9,153)	(5,774)	(9,050)	(3,712)	(7,412)	(4,069)
Foreign exchange translation adjustment	(8,211)	—	(761)	—	2,569	—
Fair value of plan assets at end of year	137,294	—	179,025	—	182,516	—

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost included in other assets	30,581	—	21,809	—	6,610	—
Accrued pension benefit cost included in employee benefit plans liability	(35)	(91,983)	(262)	(125,968)	(3,112)	(128,167)
Surplus (deficit) of plan assets over projected benefit obligation at measurement date	30,546	(91,983)	21,547	(125,968)	3,498	(128,167)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

		Year ended
		December 31, 2022		December 31, 2021		December 31, 2020
		Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Amounts recognized in accumulated other comprehensive income (loss) consist of:
Net actuarial gain (loss), excluding deferred taxes		(47,452)	14,528	(55,809)	(18,371)	(73,506)	(21,213)
Net prior service credit (cost)		(453)	(6,818)	(591)	(7,342)	(226)	(7,866)
Deferred income taxes assets (liabilities)		—	—	—	—	1,477	—
Net amount recognized in accumulated other comprehensive income (loss)		(47,905)	7,710	(56,400)	(25,713)	(72,255)	(29,079)

Annual benefit expense
Expense component	Line item in the consolidated statements of operations
Service cost	Salaries and other employee benefits	—	130	58	82	97	66
Interest cost	Non-service employee benefits expense	3,027	3,114	2,729	2,594	3,960	3,270
Expected return on plan assets	Non-service employee benefits expense	(6,633)	—	(6,437)	N/A	(7,547)	N/A
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,218	1,444	2,766	1,679	2,412	—
Amortization of prior service (credit) loss	Non-service employee benefits expense	81	524	(25)	524	21	524
(Gain) loss on settlement	Net other gains (losses)/Non-service employee benefits expense	(907)	—	1,679	—	1,326	—
Defined benefit (income) expense		(2,214)	5,212	770	4,879	269	3,860
Defined contribution expense		7,825	—	8,259	—	8,933	—
Total benefit (income) expense		5,611	5,212	9,029	4,879	9,202	3,860
The components of benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of operations.

Other changes recognized in other comprehensive income (loss)
Net gain (loss) arising during the year		6,218	31,455	14,772	1,163	(8,363)	(18,553)
Net loss (gain) on settlement reclassified to net income		(907)	—	—	—	—	—
Prior service credit (cost) arising during the year		—	—	(399)	—	(47)	—
Amortization of net actuarial (gains) losses		2,218	1,444	2,766	1,679	2,412	—
Amortization of prior service (credit) cost		81	524	(25)	524	20	524
Change in deferred taxes		—	—	(1,462)	—	456	—
Foreign exchange adjustment		885	—	203	—	(421)	—
Total changes recognized in other comprehensive income (loss)		8,495	33,423	15,855	3,366	(5,943)	(18,029)
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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Actuarial Assumptions

	Year ended
	December 31, 2022		December 31, 2021		December 31, 2020
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Actuarial assumptions used to determine annual benefit expense
Weighted average discount rate	2.30%	2.88%	1.90%	2.53%	2.65%	3.38%
Weighted average rate of compensation increases[1]	3.00%	N/A	2.20%	N/A	2.30%	N/A
Weighted average expected long-term rate of return on plan assets	4.45%	N/A	3.65%	N/A	4.60%	N/A
Weighted average annual medical cost increase rate	N/A	7.0% to 4.5% in 2040	N/A	7.2% to 4.5% in 2040	N/A	7.2% to 4.5% in 2040

Actuarial assumptions used to determine benefit obligations at end of year
Weighted average discount rate	5.20%	5.37%	2.30%	2.88%	1.90%	2.53%
Weighted average rate of compensation increases[1]	3.00%	N/A	3.00%	N/A	2.20%	N/A
Weighted average annual medical cost increase rate	N/A	6.9% to 4.5% in 2040	N/A	7.0% to 4.5% in 2040	N/A	7.0% to 4.5% in 2040
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

	December 31, 2022		December 31, 2021
Weighted average actual and target asset allocations of the pension plans by asset category	Actual allocation	Target allocation	Actual allocation	Target allocation
Debt securities (including debt mutual funds)	71%	74%	39%	32%
Equity securities (including equity mutual funds)	19%	9%	51%	53%
Other	10%	17%	10%	15%
Total	100%	100%	100%	100%

Fair Value Measurements of Pension Plans' Assets
The following table presents the fair value of the plans' assets by category and level of inputs used in their respective fair value determination as described in "Note 2: Significant accounting policies", except the level 3 security, for which the valuation determination is described following the below table:

	December 31, 2022				December 31, 2021
	Fair value determination				Fair value determination
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value
US government and federal agencies	—	35,332	—	35,332	—	23,040	—	23,040
Non-US governments debt securities	—	43,728	—	43,728	—	1,090	—	1,090
Corporate debt securities	—	18,050	—	18,050	—	45,596	—	45,596
Equity securities and mutual funds	954	25,172	—	26,126	1,111	90,193	—	91,304
Other	600	2,504	10,954	14,058	180	431	17,384	17,995
Total fair value of plans' assets	1,554	124,786	10,954	137,294	1,291	160,350	17,384	179,025
The Level 3 assets consist of insured annuity policies covering the full pension benefits of certain plan members. The fair value of these policies is deemed equal to the actuarial value of the projected benefit obligation for the insured benefits. At December 31, 2022, 18.4% (December 31, 2021: 29.2%) of the assets of the pension plans were mutual funds and equity securities managed or administered by wholly-owned subsidiaries of the Bank. At December 31, 2022, 0.7% (December 31, 2021: 0.6%) of the plans' assets were invested in common shares of the Bank.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Estimated 2023 Bank contribution to and estimated benefit payments for the next ten years under the pension and post-retirement medical benefit plans are as follows:

	Pension plans	Post- retirement medical benefit plan
Estimated Bank contributions for the full year ending December 31, 2023	—	5,044
Estimated benefit payments by year:
2023	7,300	5,044
2024	7,200	5,286
2025	7,100	5,536
2026	7,100	5,786
2027	7,700	5,999
2028-2032	36,000	32,319

Note 12: Credit related arrangements, repurchase agreements and commitments

Commitments
As at December 31, 2022, the Bank was committed to expenditures under contract for information technology services sourcing of $42.9 million (December 31, 2021: $53.3 million). The Bank funded its expenditures with its own resources and plans to fund those currently in progress with its own resources, which may be obtained through cash on hand, cash flows from operations and issuances of debt and equity securities.

The following table summarizes the Bank's commitments for sourcing and other agreements:

Year ending December 31	Sourcing	Other	Total
2023	12,584	12,915	25,499
2024	11,114	5,936	17,050
2025	10,602	3,120	13,722
2026	8,572	1,078	9,650
2027	—	1,084	1,084
2028 & thereafter	—	1,405	1,405
Total commitments	42,872	25,538	68,410

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

The Bank has a facility with one of its custodians, whereby the Bank may offer up to US $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31, 2022, $121.3 million (December 31, 2021: $145.7 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	December 31, 2022	December 31, 2021
Commitments to extend credit	564,324	717,077
Documentary and commercial letters of credit	2,331	1,522
Total unfunded commitments to extend credit	566,655	718,599
Allowance for credit losses	(274)	(551)

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2022			December 31, 2021
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	250,543	243,393	7,150	276,464	269,204	7,260
Letters of guarantee	3,467	3,431	36	3,588	3,552	36
Total	254,010	246,824	7,186	280,052	272,756	7,296

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

As at December 31, 2022, the Bank had 2 open positions (December 31, 2021: 19) in resell agreements with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortized cost of these resell agreements is $59.9 million (December 31, 2021: $96.1 million) and are included in securities purchased under agreements to resell on the consolidated balance sheets. As at December 31, 2022, there were no positions (December 31, 2021: no positions) which were offset on the consolidated balance sheets to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

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

	Year ended
	December 31, 2022	December 31, 2021
Lease costs
Operating lease costs	7,576	8,248
Short-term lease costs	2,387	1,407
Sublease income	(1,197)	(1,359)
Total net lease cost	8,766	8,296
Operating lease income	1,012	1,243
Other information for the period
Right-of-use assets related to new operating lease liabilities	3,476	1,575
Operating cash flows from operating leases	7,630	8,402

	Year ended
Other information at end of period	December 31, 2022	December 31, 2021
Operating leases right-of-use assets (included in other assets on the balance sheets)	33,641	39,525
Operating lease liabilities (included in other liabilities on the balance sheets)	32,965	38,789
Weighted average remaining lease term for operating leases (in years)	9.24	9.81
Weighted average discount rate for operating leases	5.40%	5.25%

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2022:
Year ending December 31	Operating Leases
2023	7,129
2024	6,457
2025	4,133
2026	3,357
2027	3,152
2028 & thereafter	17,735
Total commitments	41,963
Less: effect of discounting cash flows to their present value	(8,998)
Operating lease liabilities	32,965

Note 14: Loan interest income

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Contractual interest earned	243,115	214,539	224,474

Amortization
Amortization of fair value hedge	(259)	(281)	(300)
Amortization of loan origination fees (net of amortized costs)	6,026	6,847	5,436
Amortization of fair value adjustment on purchased loans	508	439	1,046
Total loan interest income	249,390	221,544	230,656

Balance of unamortized fair value hedge included in loans as at year end	836	1,095	1,376
Balance of unamortized loan fees included in loans as at year end	11,878	11,926	12,204

Note 15: Segmented information

The Bank is managed by the Chairman & Chief Executive Officer (“CEO”) on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with GAAP. Each reportable segment has a managing director who reports to the Chairman & CEO. The Chairman & CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the Chairman & CEO. Segment results are determined based on the Bank's management reporting system, which assigns balance sheet and statement of operations items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

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

The Channel Islands and the UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to private clients and financial intermediaries including mortgage lending, private banking and treasury services, internet banking, wealth management and fiduciary services. The jurisdiction also offers mortgage lending to the retail market. The UK jurisdiction provides mortgage services for high-value residential properties.

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

Total Assets by Segment	December 31, 2022	December 31, 2021
Bermuda	5,405,365	5,728,466
Cayman	4,566,144	4,973,402
Channel Islands and the UK	4,626,183	5,234,880
Other	35,874	33,059
Total assets before inter-segment eliminations	14,633,566	15,969,807
Less: inter-segment eliminations	(327,504)	(634,607)
Total	14,306,062	15,335,200

2022	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	165,330	(3,388)	(1,226)	87,855	248,571	22	248,593	188,676	59,917
Cayman	113,301	2,593	(573)	66,696	182,017	(19)	181,998	62,120	119,878
Channel Islands and the UK	64,928	795	(597)	40,485	105,611	1,503	107,114	73,955	33,159
Other	25	—	—	29,425	29,450	16	29,466	28,400	1,066
Total before eliminations	343,584	—	(2,396)	224,461	565,649	1,522	567,171	353,151	214,020
Inter-segment eliminations	—	—	—	(17,874)	(17,874)	—	(17,874)	(17,874)	—
Total	343,584	—	(2,396)	206,587	547,775	1,522	549,297	335,277	214,020

2021	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	147,295	(1,304)	2,206	84,641	232,838	880	233,718	186,806	46,912
Cayman	89,757	1,241	1,415	58,058	150,471	213	150,684	58,945	91,739
Channel Islands and the UK	62,752	63	(493)	45,294	107,616	(2,454)	105,162	81,654	23,508
Other	3	—	—	27,549	27,552	—	27,552	27,043	509
Total before eliminations	299,807	—	3,128	215,542	518,477	(1,361)	517,116	354,448	162,668
Inter-segment eliminations	—	—	—	(17,435)	(17,435)	—	(17,435)	(17,435)	—
Total	299,807	—	3,128	198,107	501,042	(1,361)	499,681	337,013	162,668

2020	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	158,790	778	(8,750)	85,216	236,034	1,970	238,004	192,781	45,223
Cayman	94,211	1,149	483	49,294	145,137	491	145,628	62,605	83,023
Channel Islands and the UK	64,591	(1,927)	(224)	40,698	103,138	(1,238)	101,900	82,057	19,843
Other	7	—	—	14,384	14,391	(1)	14,390	15,262	(872)
Total before eliminations	317,599	—	(8,491)	189,592	498,700	1,222	499,922	352,705	147,217
Inter-segment eliminations	—	—	—	(5,733)	(5,733)	—	(5,733)	(5,733)	—
Total	317,599	—	(8,491)	183,859	492,967	1,222	494,189	346,972	147,217

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

Fair value hedges include designated currency swaps that are used to minimize the Bank's exposure to variability in the fair value of AFS investments due to movements in foreign exchange rates. The effective portion of changes in the fair value of the hedged items attributable to foreign exchange rates is recognized in current year earnings consistent with the related change in fair value of the hedging instrument. For fair value hedges, hedging effectiveness of the hedged item and the hedging instrument are assessed and managed at inception and on an ongoing basis using a partial-term method.

Net investment hedges include designated currency swaps and qualifying non-derivative instruments and are used to minimize the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognized in AOCIL consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.

For derivatives designated as net investment hedges, the Bank follows the method based on changes in spot exchange rates. Accordingly:
- The change in the fair value of the derivative instrument that is reported in AOCIL (i.e., the effective portion) is determined by the changes in spot exchange rates.
- The change in the fair value of the derivative instrument attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of the hedge ineffectiveness and that difference is reported directly in the consolidated statements of operations under foreign exchange revenue.
Amounts recorded in AOCIL are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

For foreign-currency-denominated debt instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCIL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See "Note 23: Accumulated other comprehensive income (loss)" for details on the amount recognized into AOCIL during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognized in foreign exchange revenue.

Client service derivatives
The Bank enters into foreign exchange contracts primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognized in foreign exchange revenue.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2022	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	1	5,207	—	(215)	(215)
Fair value hedges	Currency swaps	4	130,751	2,714	(191)	2,523
Derivatives not formally designated as hedging instruments	Currency swaps	63	1,884,169	8,052	(10,269)	(2,217)
Subtotal risk management derivatives			2,020,127	10,766	(10,675)	91

Client services derivatives	Spot and forward foreign exchange	160	312,772	2,401	(2,237)	164
Total derivative instruments			2,332,899	13,167	(12,912)	255

December 31, 2021	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	4	61,641	1,071	(163)	908
Fair value hedges	Currency swaps	4	174,169	1,216	(2,535)	(1,319)
Derivatives not formally designated as hedging instruments	Currency swaps	36	1,552,733	14,538	(9,566)	4,972
Subtotal risk management derivatives			1,788,543	16,825	(12,264)	4,561

Client services derivatives	Spot and forward foreign exchange	125	331,837	1,138	(1,003)	135
Total derivative instruments			2,120,380	17,963	(13,267)	4,696
In addition to the above, as at December 31, 2022 foreign denominated deposits of £235.5 million (December 31, 2021: £192.3 million) and CHF 0.4 million (December 31, 2021: CHF 0.4 million) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

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

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2022				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	13,167	(6,658)	6,509	—	(9)	6,500

Derivative liabilities
Spot and forward foreign exchange and currency swaps	12,912	(6,658)	6,254	—	(352)	5,902
Net positive fair value			255

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2021				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	17,963	(9,843)	8,120	—	—	8,120

Derivative liabilities
Spot and forward foreign exchange and currency swaps	13,267	(9,843)	3,424	—	(818)	2,606
Net positive fair value			4,696

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Year ended
Derivative instrument	Consolidated statements of operations line item	December 31, 2022	December 31, 2021	December 31, 2020
Spot and forward foreign exchange	Foreign exchange revenue	28	(131)	(191)
Currency swaps, not designated as hedge	Foreign exchange revenue	(7,188)	23,531	(18,854)
Currency swaps - fair value hedges	Foreign exchange revenue	3,842	(5,357)	4,039
Total net gains (losses) recognized in net income		(3,318)	18,043	(15,006)

Derivative instrument	Consolidated statements of comprehensive income line item	December 31, 2022	December 31, 2021	December 31, 2020
Currency swaps - net investment hedge	Unrealized net gains (losses) on translation of net investment in foreign operations	(1,123)	5,495	(4,469)
Total net gains (losses) recognized in comprehensive income		(1,123)	5,495	(4,469)

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

Financial instruments in Level 1 include US and UK Government Treasury notes.

Financial instruments in Level 2 include government debt securities, mortgage-backed securities and other asset-backed securities, forward foreign exchange contracts and mutual funds not actively traded.

Financial instruments in Level 3 include asset-backed securities for which the market is relatively illiquid and for which information about actual trading prices is not readily available.

During the year ended December 31, 2022, there were no transfers between Level 1 and Level 2. There was a transfer out of Level 3 into Level 2 due to increased price observability. There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the year ended December 31, 2021.

	December 31, 2022				December 31, 2021
	Fair value			Total carrying amount / fair value	Fair value			Total carrying amount / fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Items that are recognized at fair value on a recurring basis:
Financial assets
Equity securities
Mutual funds	—	236	—	236	—	222	—	222
Total equity securities	—	236	—	236	—	222	—	222

Available-for-sale investments
US government and federal agencies	838,938	873,838	—	1,712,776	823,809	2,319,815	—	3,143,624
Non-US governments debt securities	229,071	22,392	—	251,463	267,200	22,393	—	289,593
Asset-backed securities - Student loans	—	5,626	—	5,626	—	—	13,174	13,174
Residential mortgage-backed securities	—	19,000	—	19,000	—	27,339	—	27,339
Total available-for-sale	1,068,009	920,856	—	1,988,865	1,091,009	2,369,547	13,174	3,473,730

Other assets - Derivatives	—	6,509	—	6,509	—	8,120	—	8,120

Financial liabilities
Other liabilities - Derivatives	—	6,254	—	6,254	—	3,424	—	3,424

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Level 3 Reconciliation
The Level 3 financial instrument, shown as Asset-backed securities - Student loans in the above table, is a federal family education loan program guaranteed student loan security and was valued using a non-binding quote from an external security pricing service. During the year ended December 31, 2022, this instrument was transferred to Level 2 due to increased price observability.

The table below summarizes realized and unrealized gains and losses for Level 3 assets still held at the reporting date.

	December 31, 2022	December 31, 2021	December 31, 2020
	Available- for-sale investments	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of year	13,174	12,945	12,891
Proceeds from sales, paydowns and maturities	(7,631)	—	—
Change in unrealized gains (losses) recognized in other comprehensive income	102	229	54
Realized and unrealized gains recognized in net income	(19)	—	—
Transfers in (out of) Level 3 out of (into) Level 2 - AFS	(5,626)	—	—
Carrying amount at end of year	—	13,174	12,945
Cumulative gain (loss) recognized in other comprehensive income	(14)	(116)	(345)

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		December 31, 2022			December 31, 2021
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash and cash equivalents	Level 1	2,100,787	2,100,787	—	2,179,833	2,179,833	—
Securities purchased under agreements to resell	Level 2	59,871	59,871	—	96,107	96,107	—
Short-term investments	Level 1	884,478	884,478	—	1,198,918	1,198,918	—
Investments held-to-maturity	Level 2	3,738,080	3,197,508	(540,572)	2,763,344	2,786,112	22,768
Loans, net of allowance for credit losses	Level 2	5,096,430	5,049,570	(46,860)	5,240,670	5,265,049	24,379
Other real estate owned¹	Level 2	800	800	—	691	691	—

Financial liabilities
Term deposits	Level 2	3,107,248	3,108,511	(1,263)	2,944,946	2,948,625	(3,679)
Long-term debt	Level 2	172,289	177,919	(5,630)	171,876	158,993	12,883
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

December 31, 2022	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash and cash equivalents	2,008	—	—	—	—	93	2,101
Securities purchased under agreement to resell	60	—	—	—	—	—	60
Short-term investments	406	422	56	—	—	—	884
Investments	6	8	179	943	4,592	—	5,728
Loans	2,927	35	166	1,533	406	29	5,096
Other assets	—	—	—	—	—	437	437
Total assets	5,407	465	401	2,476	4,998	559	14,306

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	865	865
Demand deposits	6,819	25	—	—	—	3,040	9,884
Term deposits	2,126	457	437	87	—	—	3,107
Other liabilities	—	—	—	—	—	278	278
Long-term debt	—	75	—	97	—	—	172
Total liabilities and shareholders' equity	8,945	557	437	184	—	4,183	14,306

Interest rate sensitivity gap	(3,538)	(92)	(36)	2,292	4,998	(3,624)	—
Cumulative interest rate sensitivity gap	(3,538)	(3,630)	(3,666)	(1,374)	3,624	—	—

December 31, 2021	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash and cash equivalents	2,064	—	—	—	—	116	2,180
Securities purchased under agreement to resell	96	—	—	—	—	—	96
Short-term investments	842	252	105	—	—	—	1,199
Investments	14	9	14	1,173	5,027	—	6,237
Loans	4,208	22	91	705	182	33	5,241
Other assets	—	—	—	—	—	382	382
Total assets	7,224	283	210	1,878	5,209	531	15,335

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	977	977
Demand deposits	8,077	—	27	—	—	2,821	10,925
Term deposits	1,658	587	602	98	—	—	2,945
Other liabilities	—	—	—	—	—	316	316
Long-term debt	—	—	—	172	—	—	172
Total liabilities and shareholders' equity	9,735	587	629	270	—	4,114	15,335

Interest rate sensitivity gap	(2,511)	(304)	(419)	1,608	5,209	(3,583)	—
Cumulative interest rate sensitivity gap	(2,511)	(2,815)	(3,234)	(1,626)	3,583	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 19: Long-term debt

On June 27, 2005, the Bank issued US $150 million of Subordinated Lower Tier II capital notes. The notes were issued at par in two tranches, namely US $90 million in Series A notes due 2015, which were redeemed at face value in January 2014, and US $60 million in Series B notes due 2020. The issuance was by way of private placement with US institutional investors. The notes were listed on the BSX in the specialist debt securities category. The Series B notes paid a fixed coupon of 5.11% until July 2, 2015 when they became redeemable in whole at the Bank’s option. The Series B notes were priced at a spread of 1.10% over the 10-year US Treasury yield. During September 2011, the Bank repurchased $15 million of the outstanding 5.11% 2005 Series B notes and the balance of $45 million matured on July 2, 2020.

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

On May 24, 2018, the Bank issued US $75 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 1, 2028.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among others, to repay the entire amount of the US $47 million outstanding subordinated notes series 2003-B. The notes issued pay a fixed coupon of 5.25% until June 1, 2023 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 2.27% over the 10-year US Treasury yield. The Bank incurred $1.8 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and will be amortized over the life of the notes.

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

No interest was capitalized during the years ended December 31, 2022, 2021 and 2020.

In the event the Bank would be in a position to redeem long-term debt, priority would go to the redemption of the higher interest-bearing Series, subject to availability relative to the earliest date the Series is redeemable at the Bank's option.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at December 31, 2022. The interest payments are calculated until contractual maturity using the current LIBOR and Secured Overnight Financing Rate ("SOFR").

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2018 issuance	June 1, 2023	June 1, 2028	5.25%	3 months US$ LIBOR + 2.255%	75,000	4,646	21,374	2,677
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100,000	5,250	31,613	23,738
Total					175,000	9,896	52,987	26,415
Unamortized debt issuance costs					(2,711)
Long-term debt less unamortized debt issuance costs					172,289

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

During the year ended December 31, 2022, there were no options to purchase common shares outstanding (December 31, 2021: 0.0 million, December 31, 2020: 0.1 million). During the year ended December 31, 2022, the average number of outstanding awards of unvested common shares was 1.1 million (December 31, 2021: 1.0 million, December 31, 2020: 0.9 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Net income	214,020	162,668	147,217

Basic Earnings Per Share
Weighted average number of common shares issued	50,214	50,145	51,128
Weighted average number of common shares held as treasury stock	(619)	(619)	(619)
Weighted average number of common shares (in thousands)	49,595	49,526	50,509

Basic Earnings Per Share	4.32	3.28	2.91

Diluted Earnings Per Share
Weighted average number of common shares	49,595	49,526	50,509
Net dilution impact related to options to purchase common shares	—	—	55
Net dilution impact related to awards of unvested common shares	265	349	286
Weighted average number of diluted common shares (in thousands)	49,860	49,875	50,850

Diluted Earnings Per Share	4.29	3.26	2.90

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

Stock Option Awards
2010 and 2020 Plans
Under the 2010 and 2020 Plans, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price is reduced for all special dividends declared by the Bank. Stock option awards granted under the 2010 and 2020 Plans vest based on two specific types of vesting conditions, i.e., time and performance conditions, as detailed below:

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding Stock Option Plans
	Number of shares transferable upon exercise (thousands)	Weighted average exercise price ($)	Weighted average remaining life (years)	Aggregate intrinsic value ($ thousands)
Year ended December 31, 2020	2010 Stock Option Plan	2010 Stock Option Plan	2010 Stock Option Plan
Outstanding at beginning of year	159	12.07
Exercised	(143)	12.13		2,192
Forfeitures and cancellations	(16)	11.50
Outstanding at end of year	—	—	0.00	—
Vested and exercisable at end of year	—	—	0.00

There were no stock options outstanding as at December 31, 2022 and December 31, 2021.

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

The grant date weighted average fair value of unvested share awards granted in the years ended December 31, 2022, 2021 and 2020 was $35.05, $33.26 and $33.35, respectively. The Bank expects to settle these awards by issuing new shares.

Employee Deferred Incentive Program (“EDIP”)
Under the Bank’s EDIP, shares are awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Executive Long-Term Incentive Share Program (“ELTIP”)
Under the Bank’s ELTIP, performance shares as well as time-vesting shares were awarded to executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vesting shares will generally vest over the three-year period from the effective grant date.

Employee Share Purchase Plan ("ESPP")
The Bank's ESPP was approved in July 2021 and registered in November 2021. The first offering period started in May 2022. Under the Bank's ESPP, eligible employees may elect to contribute up to 15% of their regular compensation toward the purchase of Bank's shares at a 10% discount from market price on the closing date of each offering period. The ESPP specifies two consecutive six month offering periods per year. In the case of termination of employment or voluntary partial or full withdrawal from the plan, the related current offering period ESPP contributions are refunded to the employee and thus cannot be used to purchase shares under the ESPP. During the year ended December 31, 2022, 10,143 shares were issued under the ESPP.

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Year ended
	December 31, 2022		December 31, 2021		December 31, 2020
	EDIP	ELTIP	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of year	297	704	364	658	251	618
Granted	486	280	118	283	245	209
Vested (fair value in 2022: $17.3 million, 2021: $13.9 million; 2020: $9.6 million)	(162)	(279)	(183)	(237)	(129)	(162)
Forfeitures (resignations, retirements, redundancies)	—	—	(2)	—	(3)	(7)
Outstanding at end of year	621	705	297	704	364	658

Share-based Compensation Cost Recognized in Net Income
	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	EDIP and ELTIP	EDIP and ELTIP	EDIP and ELTIP
Cost recognized in net income	16,215	14,539	14,608

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
Unrecognized Share-based Compensation Cost	December 31, 2022		December 31, 2021
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	14,234	3.35	4,896	1.45

ELTIP
Time vesting shares	—	0.00	17	0.12
Performance vesting shares	10,232	1.75	8,840	1.76
Total unrecognized expense	24,466		13,753

Note 22: Share repurchase programs

From time to time, the Bank may seek to repurchase and retire equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, liquidity and capital requirements, contractual restrictions, and other factors.

Common Share Repurchase Program
On December 6, 2018, the Board approved, with effect from December 10, 2018 to February 29, 2020, a common share repurchase program, authorizing the purchase of up to 2.5 million common shares.

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

On February 13, 2023, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.0 million common shares through to February 29, 2024.

In the year ended December 31, 2022, the Bank repurchased and retired 102,000 shares.

	Year ended December 31
Common share repurchases	2022	2021	2020
Acquired number of shares (to the nearest 1)	102,000	534,828	3,452,000
Average cost per common share	38.21	36.93	25.10
Total cost (in US dollars)	3,897,268	19,753,336	86,639,889

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 23: Accumulated other comprehensive income (loss)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2022				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of year	(20,913)	91	(21,982)	(56,400)	(25,713)	(82,113)	(124,917)
Transfer of AFS investments to HTM investments	—	(99,143)	99,143	—	—	—	—
Other comprehensive income (loss), net of taxes	(4,787)	7,840	(297,506)	8,495	33,423	41,918	(252,535)
Balance at end of year	(25,700)	(91,212)	(220,345)	(47,905)	7,710	(40,195)	(377,452)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2021				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of year	(21,065)	(60)	72,779	(72,255)	(29,079)	(101,334)	(49,680)
Other comprehensive income (loss), net of taxes	152	151	(94,761)	15,855	3,366	19,221	(75,237)
Balance at end of year	(20,913)	91	(21,982)	(56,400)	(25,713)	(82,113)	(124,917)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2020				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of year	(20,818)	(725)	11,808	(66,312)	(11,050)	(77,362)	(87,097)
Other comprehensive income (loss), net of taxes	(247)	665	60,971	(5,943)	(18,029)	(23,972)	37,417
Balance at end of year	(21,065)	(60)	72,779	(72,255)	(29,079)	(101,334)	(49,680)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCIL Components		Year ended
	Line item in the consolidated statements of operations, if any	December 31, 2022	December 31, 2021	December 31, 2020
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	(38,925)	(3,129)	9,991
Gains (losses) on net investment hedge	N/A	34,138	3,281	(10,238)
Net change		(4,787)	152	(247)

Held-to-maturity investment adjustments
Net unamortized gains (losses) transferred from AFS	N/A	(99,143)	—	—
Amortization of net gains (losses) to net income	Interest income on investments	7,840	151	665
Net change		(91,303)	151	665

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	(298,768)	(94,960)	62,191
Net unrealized (gains) losses transferred to HTM	N/A	99,143	—	—
Transfer of realized (gains) losses to net income	Net realized gains (losses) on AFS investments	19	239	(1,220)
Foreign currency translation adjustments of related balances	N/A	1,243	(40)	—
Net change		(198,363)	(94,761)	60,971

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	6,218	14,772	(8,363)
Net loss (gain) on settlement reclassified to net income	Net other gains (losses)	(907)	—	—
Prior service credit (cost) arising during the year	N/A	—	(399)	(47)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,218	2,766	2,412
Change in deferred taxes	N/A	—	(1,462)	456
Amortization of prior service (credit) cost	Non-service employee benefits expense	81	(25)	20
Foreign currency translation adjustments of related balances	N/A	885	203	(421)
Net change		8,495	15,855	(5,943)

Post-retirement healthcare plan
Net actuarial gain (loss)	N/A	31,455	1,163	(18,553)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	1,444	1,679	—
Amortization of prior service (credit) cost	Non-service employee benefits expense	524	524	524
Net change		33,423	3,366	(18,029)

Other comprehensive income (loss), net of taxes		(252,535)	(75,237)	37,417

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

Dividends Declared
During the year ended December 31, 2022, the Bank declared and paid cash dividends of $1.76 (December 31, 2021: $1.76, December 31, 2020: $1.76) for each common share as of the related record dates. On February 13, 2023, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 14, 2023 to shareholders of record on February 27, 2023.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Regulatory Capital
The Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at December 31, 2022 and 2021. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

	December 31, 2022		December 31, 2021
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	983,342	N/A	896,263	N/A
Tier 1 capital	983,342	N/A	896,263	N/A
Tier 2 capital	183,640	N/A	183,998	N/A
Total capital	1,166,982	N/A	1,080,261	N/A

Risk Weighted Assets	4,843,370	N/A	5,101,474	N/A

Leverage Ratio Exposure Measure	14,774,309	N/A	15,921,624	N/A

Capital Ratios (%)
CET 1 capital	20.3%	10.0%	17.6%	10.0%
Tier 1 capital	20.3%	11.5%	17.6%	11.5%
Total capital	24.1%	13.5%	21.2%	13.5%
Leverage ratio	6.7%	5.0%	5.6%	5.0%

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

For the years ended December 31, 2022, 2021, and 2020, the Bank did not record any unrecognized tax benefits or expenses and has no uncertain tax positions as at December 31, 2022, 2021, and 2020.

The Bank records income taxes based on the enacted tax laws and rates applicable in the relevant jurisdictions for the years ended December 31, 2022, 2021, and 2020. For the years ended December 31, 2022, 2021, and 2020, the Bank did not incur any interest or pay any penalties.

	Year ended
Income taxes in consolidated statements of operations	December 31, 2022	December 31, 2021	December 31, 2020
Current tax expense	3,223	2,818	2,382
Deferred tax (recovery) expense	459	305	(4)
Total tax (benefit) expense	3,682	3,123	2,378

Reconciliation between the Effective Income Tax Rate and the Statutory Income Tax Rate

	Year ended
	December 31, 2022		December 31, 2021		December 31, 2020
	$	%	$	%	$	%
Income tax expense in international offices taxed at different rates	4,349	2.0	3,366	2.0	2,695	1.8
Expenses not deductible for tax purposes	283	0.1	408	0.2	299	0.2
Prior year tax adjustments	83	—	(231)	(0.1)	41	—
Effect of change in tax rate	125	0.1	(1,217)	(0.7)	—	—
Change in valuation allowance	(1,364)	(0.6)	585	0.4	(582)	(0.4)
Other - net	206	0.1	212	0.1	(75)	(0.1)
Income tax (benefit) expense at effective tax rate	3,682	1.7	3,123	1.9	2,378	1.6

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Deferred income taxes	December 31, 2022	December 31, 2021
Deferred income tax asset
Tax loss carried forward	5,863	8,269
Allowance for compensated absence	19	—
Deferred income tax asset before valuation allowance	5,882	8,269
Less: valuation allowance	(3,478)	(4,842)
Deferred income tax asset after valuation allowance	2,404	3,427

Deferred income tax liability
Fixed assets	(477)	(735)
Allowance for compensated absence	—	(27)
Total deferred income tax liability	(477)	(762)
Net deferred income tax assets	1,927	2,665

Management assesses the available positive and negative evidence to evaluate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as at December 31, 2022, a valuation allowance of $3.5 million (December 31, 2021: $4.8 million) has been recognized to record only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry-forward period change, or if there are changes in the available positive and negative evidence.

The Bank has net taxable loss carry forwards related to the Bank’s international operations of approximately $27.8 million (December 31, 2021: $41.4 million). Of these losses available to carry forward, $27.3 million (December 31, 2021: $39.9 million) have an indefinite life.

Note 26: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have deposits with the Bank, have loans and/or are guarantors for loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at December 31, 2022 and December 31, 2021. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2020	42,391
Net loans issued (repaid) during the year	(40,448)
Effect of changes in the composition of related parties	5,432
Balance at December 31, 2021	7,375
Net loans issued (repaid) during year	(5,362)
Effect of changes in the composition of related parties	18,380
Balance at December 31, 2022	20,393

Consolidated balance sheets		December 31, 2022	December 31, 2021
Deposits		92,806	21,683

	Year ended December 31
Consolidated statement of operations	2022	2021	2020
Interest and fees on loans	900	1,209	1,444

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets		December 31, 2022	December 31, 2021
Loans		10,211	10,489
Deposits		560	441

	Year ended December 31
Consolidated statement of operations	2022	2021	2020
Interest and fees on loans	669	618	654
Other gains/losses	—	99	742
Total non-interest expense	1,720	1,519	1,431
Other non-interest income	242	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements
(In thousands of US dollars, unless otherwise stated)

Investments
The Bank held seed investments in Butterfield mutual funds, which were managed by a wholly-owned subsidiary of the Bank. These investments were sold during the year ended December 31, 2021.

As at December 31, 2022, several Butterfield mutual funds which are managed by a wholly owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets		December 31, 2022	December 31, 2021
Deposits		20,549	22,346

	Year ended December 31
Consolidated statement of operations	2022	2021	2020
Asset management	7,379	5,217	7,131
Custody and other administration services	839	622	1,108
Other non-interest income	—	6	729

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 27: Condensed financial statements of the parent company only

Condensed financial statements of the Bank of N.T. Butterfield & Son Limited (the ultimate parent company) without consolidation of its subsidiaries were as follows:

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Balance Sheets
(In thousands of US dollars)
	As at
	December 31, 2022	December 31, 2021
Assets
Cash and demand deposits with banks - Non-interest-bearing	38,835	41,993
Demand deposits with banks - Interest-bearing	142,213	135,038
Cash equivalents - Interest-bearing	723,323	591,294
Cash and cash equivalents	904,371	768,325
Securities purchased under agreements to resell	59,871	96,107
Short-term investments	80,315	242,691
Investment in securities
Equity securities at fair value	236	222
Available-for-sale (amortized cost: $944,746 (2021: 1,419,712))	853,749	1,417,117
Held-to-maturity (fair value: $1,238,333 (2021: $1,030,969))	1,421,556	1,011,584
Total investment in securities	2,275,541	2,428,923
Net assets of subsidiaries - Banks	480,297	594,930
Net assets of subsidiaries - Non-banks	1,563	17,091
Loans to third parties, net of allowance for credit losses	1,839,622	1,966,895
Loans to subsidiaries - Banks	—	13,534
Loans to subsidiaries - Non-banks	58,056	61,901
Other assets, including accrued interest, premises, equipment and computer software, equity method investments, receivables from subsidiaries and other real estate owned	242,796	188,263
Total assets	5,942,432	6,378,660

Liabilities
Deposits
Non-interest bearing	1,811,455	1,686,985
Interest bearing	2,936,307	3,360,185
Total deposits	4,747,762	5,047,170
Employee benefit plans	91,983	125,968
Other liabilities, including accrued interest and payables to subsidiaries	65,583	56,153
Total other liabilities	157,566	182,121
Long-term debt	172,289	171,876
Total liabilities	5,077,617	5,401,167

Total shareholders’ equity	864,815	977,493
Total liabilities and shareholders’ equity	5,942,432	6,378,660

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Operations
(In thousands of US dollars)
	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Non-interest income
Banking	26,116	24,465	24,429
Foreign exchange revenue	11,858	9,660	9,166
Custody and other administration services	6,869	7,693	6,927
Other non-interest income	1,269	3,372	5,924
Dividends from subsidiaries - Banks	72,268	82,327	121,522
Dividends from subsidiaries - Non-banks	21,318	22,656	19,864
Total non-interest income	139,698	150,173	187,832
Interest income
Interest and fees on loans	118,829	116,031	123,774
Investments	49,790	44,663	52,135
Deposits with banks and other	14,499	2,056	3,109
Total interest income	183,118	162,750	179,018
Interest expense
Deposits	10,834	6,405	9,386
Long-term debt	9,601	9,601	9,294
Securities sold under agreement to resell	22	—	—
Total interest expense	20,457	16,006	18,680
Net interest income before provision for credit losses	162,661	146,744	160,338
Provision for credit (losses) recoveries	(1,226)	2,206	(8,750)
Net interest income after provision for credit losses	161,435	148,950	151,588
Net gains (losses) on equity securities	14	85	658
Net realized gains (losses) on available-for-sale investments	—	—	702
Net gains (losses) on other real estate owned	9	(84)	(104)
Net other gains (losses)	—	850	714
Total other gains (losses)	23	851	1,970
Total net revenue	301,156	299,974	341,390
Non-interest expense
Salaries and other employee benefits	65,789	62,405	69,521
Technology and communications	29,551	35,675	35,434
Professional and outside services	29,744	27,726	27,791
Property	10,232	9,586	9,092
Indirect taxes	15,714	15,906	15,633
Non-service employee benefits expense	4,845	4,493	3,462
Marketing	3,629	2,497	2,418
Amortization of intangible assets	169	169	169
Other expenses	9,613	9,502	9,896
Total non-interest expense	169,286	167,959	173,416
Net income before equity in undistributed earnings of subsidiaries	131,870	132,015	167,974
Equity in undistributed earnings of subsidiaries	82,150	30,653	(20,757)
Net income	214,020	162,668	147,217
Other comprehensive income, net of tax	(252,535)	(75,237)	37,417
Total comprehensive income	(38,515)	87,431	184,634

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Cash flows from operating activities
Net income	214,020	162,668	147,217
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	14,922	28,617	26,562
Provision for credit losses (recoveries)	1,226	(2,206)	8,750
Share-based payments and settlements	17,077	15,151	15,245
Net change in equity securities at fair value	(14)	7,096	102
Net realized (gains) losses on available-for-sale investments	—	—	(702)
Net (gains) losses on other real estate owned	(9)	84	104
(Increase) decrease in carrying value of equity method investments	120	31	(1,376)
Dividends received from equity method investments	12	291	2,710
Equity in undistributed earnings of subsidiaries	(82,150)	(30,653)	20,757
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	(25,888)	10,665	754
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	15,386	(14,597)	9,456
Cash provided by (used in) operating activities	154,702	177,147	229,579

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell	36,236	100,932	(54,756)
Short-term investments other than restricted cash: proceeds from maturities and sales	821,645	163,396	68,272
Short-term investments other than restricted cash: purchases	(666,837)	(391,996)	(35,319)
Available-for-sale investments: proceeds from sale	—	367	205,770
Available-for-sale investments: proceeds from maturities and pay downs	112,274	299,367	295,547
Available-for-sale investments: purchases	(44,504)	(669,391)	(317,451)
Held-to-maturity investments: proceeds from maturities and pay downs	158,665	269,311	229,576
Held-to-maturity investments: purchases	(203,867)	(316,820)	(195,898)
Net (increase) decrease in loans to third parties	125,215	60,395	8,263
Net (increase) decrease in loans to bank subsidiaries	13,534	135	(428)
Net (increase) decrease in loans to non-bank subsidiaries	3,845	(3,386)	(1,564)
Additions to premises, equipment and computer software	(20,567)	(10,372)	(11,313)
Proceeds from sale of other real estate owned	730	314	—
Injection of capital in subsidiary	(6,083)	(1,465)	(1,522)
Return of capital from a subsidiary	—	—	3,314
Cash provided by (used in) investing activities	330,286	(499,213)	192,491

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Cash flows from financing activities
Net increase (decrease) in demand and term deposit liabilities	(265,270)	(192,756)	630,141
Issuance of subordinated capital, net of underwriting fees	—	—	97,647
Repayment of long-term debt	—	—	(70,000)
Common shares repurchased	(3,897)	(19,754)	(86,640)
Proceeds from stock option exercises	—	—	1,739
Cash dividends paid on common shares	(87,343)	(87,285)	(88,932)
Cash provided by (used in) financing activities	(356,510)	(299,795)	483,955
Net increase (decrease) in cash, cash equivalent and restricted cash	128,478	(621,861)	906,025
Cash, cash equivalents and restricted cash: beginning of year	782,415	1,404,276	498,251
Cash, cash equivalents and restricted cash: end of year	910,893	782,415	1,404,276

Components of cash, cash equivalents and restricted cash at end of year
Cash and cash equivalents	904,371	768,325	1,387,999
Restricted cash included in short-term investments on the consolidated balance sheets	6,522	14,090	16,277
Total cash, cash equivalents and restricted cash at end of year	910,893	782,415	1,404,276

Supplemental disclosure of cash flow information
Cash interest paid	18,680	15,156	19,532

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	830	307	314
Transfer of available-for-sale investments to held-to-maturity investments	364,983	—	—
Initial recognition of right-of-use assets and operating lease liabilities	—	536	—
Reduction in net loans due to initial adoption of a current expected credit loss model	—	—	3,899
Note 28: Subsequent events

On February 13, 2023, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 14, 2023 to shareholders of record on February 27, 2023.

On February 13, 2023, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.0 million common shares through to February 29, 2024.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.
i

ITEM 19. EXHIBITS
    The SEC maintains an internet site at https://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.
(a)    The following documents are filed as exhibits hereto:

Exhibit No.	Description
1.1	Amended and Restated Bye-laws of The Bank of N.T. Butterfield & Son Limited (effective May 25, 2022)
1.2	The N.T. Butterfield & Son Bank Act, 1904 (incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
2.1	Form of Specimen of Common Registered Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s registration statement on Form F-1/A, filed on August 30, 2016)
2.2	Description of Securities
4.1	The Bank of N.T. Butterfield & Son Limited 2010 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
4.2	First Amendment to The Bank of N.T. Butterfield & Son Limited 2010 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the registrant’s registration statement on Form S-8, filed on October 27, 2016)
4.3	Subordinated Debt Securities Indenture between The Bank of N.T. Butterfield & Son Limited and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on May 24, 2018)
4.4	First Supplemental Indenture, between The Bank of N.T. Butterfield & Son Limited and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as at May 24, 2018, to Subordinated Debt Securities Indenture, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.2 to the registrant's report on Form 6-K filed on May 24, 2018)
4.5	Purchase Agreement, dated April 24, 2019, by and among Bank of N.T. Butterfield & Son Limited, Butterfield Bank (Guernsey) Limited and ABN AMRO (Channel Islands) Limited (incorporated by reference to Exhibit 2.1 to the registrant's report on Form 6-K filed on April 25, 2019)
4.6	The Bank of N.T. Butterfield & Son Limited 2020 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 4.4 to the registrant’s registration statement on Form S-8, filed on May 6, 2020)
4.7	Second Supplemental Indenture, between The Bank of N.T. Butterfield & Son Limited and The Bank of New
York Mellon Trust Company, N.A., as Trustee, dated as at June 11, 2020, to Subordinated Debt Securities
Indenture, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's report on
Form 6-K filed on June 11, 2020)
4.8	The Bank of N.T. Butterfield & Son Limited 2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 4.4 to the registrant’s registration statement on Form S-8, filed on November 2, 2021)
8	List of Subsidiaries
12.1	Certification of the Chairman & Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification of the Chairman & Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Ltd.
101
The following materials from our annual report on Form 20-F for the year ended December 31, 2022 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)

ii

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
                                    The Bank of N.T. Butterfield & Son Limited

By:	/s/ Michael Collins
Name:	Michael Collins
Title:	Chairman & Chief Executive Officer
Date:	February 22, 2023

iii

Glossary of abbreviations and defined terms

AFS        Available-for-sale
AMLA        Swiss Federal Act on Combating Money Laundering and
Terrorist Financing of 10 October 1997
AOCIL        Accumulated other comprehensive income (loss)
AT1        Additional Tier 1 capital
AUA        Assets Under Administration
AUC        Assets Under Custody
AUM        Assets Under Management
Basel III        Basel III Accord
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
CEO         Chairman & Chief Executive Officer
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
ESG     Environmental, Social and Governance
EU     European Union
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
FPI        Foreign Private Issuer
FSMA        Financial Services and Markets Act 2000
GAAP         Generally Accepted Accounting Principles in the United
    States of America
GALCO        Group Asset and Liability Committee
GCC        Group Credit Committee
GDPR         EU General Data Protection Regulation (EU) 2016/679
GDP        Gross Domestic Product
GFSC         Guernsey Financial Services Commission
GRCC        Group Risk and Compliance Committee
Guernsey DCS     Guernsey Deposit Compensation Scheme
HTM        Held-to-maturity
IGAs         Intergovernmental Agreements
IRC        Internal Revenue Code of 1986
IRR        Interest Rate Risk
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
RWA         Risk-weighted Assets
S&P         Standard & Poor's
SA-CCR        Standardised Approach for measuring Counterparty
Credit Risk exposures
SEC         Securities and Exchange Commission
SIBA         Securities Investment Business Act (2020 Revision)
SREP        Supervisory Review and Evaluation Process
SWIFT         Society for Worldwide Interbank Financial
Telecommunication
TCA         Trust Companies Act
TCE/TA         Tangible Common Equity/Tangible Assets
TDR         Troubled debt restructuring
TE/TA         Tangible total Equity/Tangible Assets
USAO         U.S Attorney's Office for the Southern District of New
York

iv