Form 20-F
period 2023-12-31
Bank of N.T. Butterfield & Son Ltd
filed 2024-02-21
CIK 1653242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

December 31, 2023
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
As at December 31, 2023, there were 47,529,045 shares of the registrant's common stock outstanding.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
In this report, references to “BMD”, “BM$”, or “Bermuda Dollars” are to the lawful currency of Bermuda, and “USD”, “US$”, “$” and “US Dollars” are to the lawful currency of the United States of America. The Bermuda Dollar is pegged to the US Dollar on a one‑to‑one basis and therefore, for all periods presented, BM$1.00 = US$1.00. See the Glossary for more information on how we refer to additional currencies in this report.
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
Our consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been audited, as stated in the report appearing herein, by PricewaterhouseCooper Ltd., Bermuda ("PwC"), and are included in this report and are referred to as our audited consolidated financial statements. We have prepared these financial statements in accordance with GAAP.
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
Our financial performance generally, and in particular the ability of our borrowers to pay interest and repay principal on outstanding loans and the value of the collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our future growth, are highly dependent upon the business environment in the markets in which we operate. A downturn in any of Bermuda, the Cayman Islands, and the Channel Islands and the UK can have a profound impact on our business performance. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, any downgrade in sovereign credit ratings to which our credit ratings are correlated, the prevailing yield curve, inflation and price levels, monetary and fiscal policy, regulatory or legal changes (including changes in tax laws) or changes in enforcement thereof, unemployment rates, investor or business confidence, natural or man-made disasters, the strength of the local economy in the markets in which we operate, or a combination of these or other factors. For example, the recent downgrade by Fitch Rating Services of the US Long-Term Foreign-Currency Issuer Default Rating to 'AA+' from 'AAA' impacted the ratings on the Banks' holdings of US government treasuries and mortgage-backed securities issued by US governmental agencies. Any further downgrade could further affect the stability of securities issued or guaranteed by the federal government and the valuation or liquidity of our portfolio of such investment securities, and could result in our counterparties requiring additional collateral for our borrowings.

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
Our banking operations are concentrated in Bermuda, the Cayman Islands and the Channel Islands and the UK, and we serve customers in these markets. In the year ended December 31, 2023, 45%, 34% and 15%, of our total net revenue was derived from our Bermuda, Cayman, and Channel Islands and UK segments, respectively. In addition, in the year ended December 31, 2023, 37%, 25% and 38%, of our loans originated in Bermuda, Cayman, and Channel Islands and the UK, respectively. Accordingly, a downturn in these markets may have a profound effect on our banking business. In addition, we have sought to expand our core business lines, including through recent acquisitions. Any failure in our ability to expand our core business lines, successfully integrate recent acquisitions or any reduction in demand for our core services in our Bermuda, Cayman or Channel Islands and UK segments, including due to perceived reputational risks, increasing regulatory scrutiny over activities in these jurisdictions or otherwise, may adversely impact our business and results of operations, including the ongoing success of any of our acquired businesses.
Macroeconomic factors, including regional conflicts, and other geopolitical events could disrupt our businesses and adversely affect our financial condition or results of operations.
We are exposed to risks arising out of geopolitical events, such as trade barriers, including the imposition of tariffs and other limitations on international trade and travel; exchange controls; uncertainty concerning fiscal or monetary policy, government shutdowns, debt ceilings or funding; concerns about sovereign defaults; other measures taken by sovereign governments, including by the US; and uncertainty arising from recent or upcoming elections that can hinder economic or financial activity levels. Furthermore, unfavorable political, military or diplomatic events, armed conflict, terrorist acts and threats, and pandemics and other health emergencies, and the responses to them by governments, could also negatively affect economic activity and have an adverse effect upon our business, financial condition or results of operations.

Political and economic uncertainty or conflict has in the past led, and could in the future lead, to declines in market liquidity and activity levels, volatile market conditions and exchange rates, a contraction of available credit, exacerbation of supply chain disruptions, inflationary pressures and higher interest rates and financing issues, declines in the real estate market, weaker economic growth and investment performance and reduced business confidence, all of which could impact our business. The international response to Russia’s invasion of Ukraine and the impact of the resulting direct and indirect sanctions against Russian and Belarusian individuals and entities may continue to expose us to legal and regulatory uncertainty associated with indirect exposure to Russia, Belarus or Ukraine through operations, investment and securities trading; or business relationships, connections to, or assets in Russia, Belarus or Ukraine. We could be similarly exposed as a result of the Middle Eastern conflict and the US and UK announcing jointly coordinated sanctions targeting Hamas individuals and entities. The US-China relationship remains complex, and there is a risk of increased restrictions and other measures being imposed by the US and other governments in relation to China. In addition, the on-going Russia-Ukraine conflict and the current Middle Eastern conflict may continue to exacerbate issues, affecting supply in certain sectors including consumer goods, metals, food, chemicals and commodities and leading to instability in financial markets, political and social instability, as well as heightened risks of cyberattacks and espionage. Sanctions imposed in response to such conflicts could further adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could increase market and economic instability.

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
Bermuda is among the largest reinsurance markets in the world. The Cayman Islands is a leader in fund domiciliation for global asset managers, with 13,008 regulated mutual funds as at December 31, 2023 according to CIMA. International financial services account for a significant portion of the economies of the Channel Islands. Many of our commercial customers are reinsurance, regulated fund service providers and financial intermediaries. As a result, a downturn in these key sectors, a change in laws or regulations (including the favorable tax treatment of entities in these jurisdictions), or a shift of business away from Bermuda, the Cayman Islands, or the Channel Islands, including as a result of the inclusion of any of these jurisdictions on the EU list of non-cooperative jurisdictions for tax purposes or the implementation of the global minimum tax regime proposed by the OECD in Bermuda or any of these jurisdictions, could result in a downturn in these key sectors, job losses and adversely impact the economies in these markets. Any downturn or further concentration in the reinsurance, investment and asset management and banking markets could also adversely affect our business, financial condition and results of operations.

Banks domiciled in Bermuda, including us, are not supported by a central bank from which to borrow funds, so if we are unable to maintain sufficient liquidity by continuously attracting deposits and other short-term funding, our financial condition, including our capital ratios, funding costs or results of operations could be adversely affected.
Unlike many other jurisdictions, there is no central bank or similar governmental agency in Bermuda from which we may borrow US or Bermuda Dollars if we experience liquidity shortages, which may leave us without a lender of last resort in the event that Bermuda suffers a severe economic downturn at the same time as a liquidity shortage. Similarly, there is no central bank in the Cayman Islands, Jersey or Guernsey to act as a lender of last resort. Accordingly, we may not have a lender of last resort in case of future liquidity shortages and we may be unable to sufficiently fund our liquidity needs. While there is no central bank or similar governmental agency in Bermuda, the Cayman Islands, Jersey or Guernsey that insures bank deposits, such as the Federal Deposit Insurance Corporation in the United States, the Government of Bermuda and the Government of the States of Jersey and Guernsey have each implemented a Deposit Insurance Scheme or Deposit Compensation Scheme. See Item 4.B. "Business Overview - Supervision and Regulation" and "- Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result.” The regulators in these jurisdictions have also required us to hold capital add-ons to compensate for the systemic importance of our bank to the economy in the absence of a central bank. Without a central bank from which we could borrow funds, liquidity management is critical to the management of our consolidated balance sheet, and an inability to obtain sufficient liquidity could adversely affect our financial condition.
Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result.
As a bank licensed by the Bermuda Monetary Authority ("BMA"), we are required to be a member of the DIS and pay contributions to the Deposit Insurance Fund. Currently, our premium contribution is calculated by the Bermuda Deposit Insurance Corporation as 0.25% per annum of the average total amount of our Bermuda Dollar deposits that are covered by the DIS guarantee over a rolling three-month period, payable every three months in arrears. The amount of the contribution we are liable to pay may change from time to time as the total level of our insured Bermuda Dollar deposits changes; in addition, there is no guarantee that the current rate of premium contributions charged by the Bermuda Deposit Insurance Corporation will stay the same and not increase or that the Bermuda Deposit Insurance Corporation will not require additional contributions in the event that the Deposit Insurance Fund is insufficient to pay compensation due to insured depositors in the case of an insured event. We may also not be able to recover our contributions to the Deposit Insurance Fund from any failed institution whose insured depositors receive payments from the Deposit Insurance Fund. Any contributions we are required to make as part of the DIS (and any associated costs) are a cost to our business, and such costs, including any future increases, may have an adverse effect on our business, financial condition or results of operations.
As a bank licensed by the Guernsey Financial Services Commission, we are required to pay contributions to the Guernsey DCS. Currently, we are required to pay an administration levy which is calculated by the Guernsey DCS Board. The amount of the contribution we are liable to pay may change from time to time and there is no guarantee that the current rate charged by the Guernsey DCS Board will stay the same and not increase. In the event of the failure of a Guernsey licensed bank, the Guernsey DCS Board will estimate the total level of compensation levy required and the Bank will be liable in equal shares with every other participant (i.e., every other licensed bank in Guernsey) for the first £10,000,000 and subject to certain caps for any one bank. If the total compensation levy exceeds £10,000,000, then the Bank will be liable on a pro-rata basis (calculated by reference to the total "value at risk" of our Guernsey deposits compared to the Guernsey market) with every other participant for the amount of such excess. We may also not be able to recover our contributions to the Guernsey DCS from any failed licensed bank whose insured depositors receive payments from the Guernsey DCS. Any contributions we are required to make as part of the Guernsey DCS (and any associated costs) are a cost to our business, and such costs, including any future increases, may have an adverse effect on our business, financial condition or results of operations.
The Jersey Bank DCS is funded primarily through an upfront loan from the States of Jersey. In the event of a bank failing, levies would be raised on Jersey banks, subject to certain caps for banking groups over a five-year period, based on the proportion of protected deposits each bank holds to repay the loan. In the event that the full £100 million liability of the Jersey DCS was called upon, banks would contribute approximately two-thirds of funding, with the States of Jersey contributing one-third.
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
The key markets in which we operate including Bermuda and the Cayman Islands, as well as our and our customers' business, operations and financial conditions are subject to the risks associated with severe weather conditions (including tropical storms, hurricanes, tornadoes), earthquakes, rising sea levels and other natural disasters, including downed telephone lines, flooded facilities, power outages, fuel shortages, damaged or destroyed property and equipment, and work interruptions. Although hurricanes in the Caribbean and Bermuda during 2021, 2022 and 2023 did not negatively impact the Bank's operations or cause any insurable losses, such severe weather conditions and natural disasters have in the past and may, in the future, negatively impact us and our clients and their ability to meet their financial obligations to us, including the repayment of loans. Climate change may also aggravate the impact and increase the incidence of severe weather conditions and natural disasters, which may include altered distribution and intensity of rainfall, prolonged droughts or flooding, rising sea levels, and a rising heat index. Such events may, among other impacts, adversely affect borrowers (including those in the insurance and reinsurance industries), including resulting in an impairment of the value of property or other collateral used to secure the loans that we extend, as well as significantly impact the economies of the key markets in which we operate. The occurrence of any of these events could have a material adverse effect on our financial condition and results of operations.
In addition, we cannot predict whether we will continue to be able to obtain insurance for natural disaster or climate change-related damages to our premises or, if obtainable and carried, whether this insurance will be adequate to cover our losses. Moreover, we expect any insurance of this nature to be subject to substantial deductibles and to provide for premium adjustments based on claims, and we do not carry insurance against all types of losses. For these reasons, costs and work interruptions resulting from such events (whether actual or anticipated) could have an adverse effect on our business, financial condition or results of operations.

In addition, climate-related concerns have resulted in and may continue to drive changes in consumer, investor and other stakeholder preferences, additional regulatory requirements or taxes and additional counterparty or customer requirements, all of which could increase our expenses, expand our regulatory and operational risks and impact our financial condition. Further, our reputation and client relationships may be damaged as a result of our actual or perceived practices related to climate change, including our involvement, or our clients’ involvement, in certain industries or projects associated with causing or exacerbating climate change, as well as decisions we make in response to considerations relating to climate change. We are also subject to risks relating to new or proposed climate change-related regulations or legislation as a result of governmental efforts around the world to mitigate climate change impacts, which could impact the Bank and its customers.

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
Unlike the US where the FCRA is designed to help ensure that credit bureaus furnish correct and complete information when evaluating loan applications, the majority of the markets in which we operate do not have systemic credit bureau reports. Therefore, we review each loan and we use a formal and documented tiered credit approval process that is administered through and governed by our risk management framework. Due to limitations in the availability of information, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have made and continue to make improvements to our credit scoring systems to better assess borrowers' credit risk profiles, we cannot provide assurance that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our impairment losses and allowance for credit losses may be materially adversely affected. In addition, because our credit approval process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human or information technology systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system. In addition, we aim to continuously refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect all possible risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of nonperforming loans and a higher risk exposure for us, which could have a material adverse effect on us.
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
•failing to meet the expectations of our regulators (including with respect to capital requirements, liquidity, risk oversight, governance);
•failing to appropriately address potential conflicts of interest;
•experiencing technology failures that impact customer services and accounts;
•failing to properly identify legal, reputational, credit, liquidity and market risks inherent in products offered;
•failing to meet expectations from investors, customers, employees and regulators relating to environmental, social and governance disclosures, standards and practices; and
•changing the terms of our product offerings and pricing that may result in outcomes for customers that are unfair or perceived to be unfair.
A failure to address the above or any other relevant issues appropriately could make customers unwilling to do business with us, which could have an adverse effect on our business, financial condition or results of operations and could damage our relationships with our employees and regulators.
The effects of inflation, and volatility in interest rates have and may continue to negatively impact our net interest margin and our profitability.
Net interest income is a significant component of our revenues and changes in prevailing interest rates, including the SOFR have and may continue to adversely affect our business, including the level of net interest income we earn, and for our banking business, the levels of deposits and the demand for loans. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the U.S. Federal Reserve and the Bank of England. Changes in monetary policy, including changes in interest rates, influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but such changes also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities and the average duration of our mortgage portfolio and other interest-earning assets.
In 2022 and 2023, the strategy of central banks globally included the introduction of a series of interest rate increases. It is unknown if further rate hikes are expected and for how long interest rates will remain elevated. As interest rates increase, our net interest income would narrow if our cost of funding increased without a correlating increase in the interest we earn from loans, investments and other interest-earning assets. Because we rely extensively on deposits to fund our operations, our cost of funding would increase if there is an increase in the interest rate we are required to pay our customers to retain their deposits, as is currently being experienced in our businesses. This could also occur, for instance, if we are faced with competitive or regulatory pressures to increase rates on deposits. In addition, our cost of funding increases if the interest rates we are required to pay for other sources of funding increase. Moreover, increases in interest rates have and may continue to decrease customer demand for loans as the higher cost of obtaining credit may deter customers from seeking increases in or new loans. Further, the effects of inflation and interest rate volatility may lead to liquidity issues for borrowers and debt covenant violations. An increase in interest rates may lead to the need for borrowers to amend the terms of existing debt agreements or obtain waivers if they no longer satisfy debt covenants. Changes to existing debt arrangements may represent restructuring, modification or extinguishment, which might lead to an increased number of delinquent loans and defaults, which would affect the value of our loans. Changes in interest rates may negatively affect the value of our assets and our ability to realize gains or avoid losses from the sale of those assets, all of which may also ultimately affect earnings and capital, as well as our regulatory solvency position.
While SOFR has been endorsed by the Alternative Reference Rate Committee as its preferred replacement for the LIBOR, it remains uncertain whether or when SOFR or other alternative reference rates will be widely accepted by lenders as the replacement for LIBOR. This may, in turn, impact the liquidity of the SOFR loan market, and SOFR itself, with the risk of increased volatility, which could result in higher borrowing costs for us. Further, as the use of SOFR-based rates is relatively new, there could be unanticipated difficulties, disruptions or methodological or other changes with the calculation and publication of SOFR based rates, which in turn could trigger another benchmark transition or otherwise cause a reliance on an alternate base rate. This could also result in increased borrowing costs for us and thereby have a material adverse effect on our business or financial condition.

Continued elevated levels of inflation could pose a risk to our financial performance.
Global economies, including the jurisdictions in which we operate, continue to experience elevated levels of inflation. The duration and severity of the current inflationary period is unknown and cannot be estimated with precision. Increased costs as a result of inflation could reduce our profit margins or could result in deposit outflows, which could also negatively impact our liquidity. Inflation may also result in reduced valuations on long duration financial assets and real estate and impact the value of collateral pledged for loans. Additionally, inflation has increased volatility and uncertainty in the business environment, which could adversely impact loan demand and our clients’ ability to repay indebtedness. A failure to accurately anticipate higher inflation may result in mispricing of our products. As a result, a sustained period of high inflation in our key markets could adversely affect our business, financial position or results of operations.
Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.
Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average duration of our interest-earning assets and could have a material adverse effect on us. For example, decreases in global market interest rates in 2020 and 2021 increased prepayment speeds and resulted in lower yields on the Bank's investments. Conversely in 2022 and 2023, increases in global market interest rates decreased prepayment speeds resulting in marginally higher yields on the Bank’s investments. Prepayments also require us to recognize net premiums or commissions as income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.
The value of the securities in our investment portfolio may continue to decline in the future.
As at December 31, 2023, we owned $5.3 billion of investment securities consisting primarily of securities issued by the US government and US governmental agencies and recorded net unrealized losses in our AFS and HTM portfolios of $163.9 million and $484.4 million, respectively, due to changes in fair value of our investment securities as a result of rapidly rising long-term market interest rates. In 2023, our investment portfolio had an average yield of 2.10%.
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
We did not record any credit impairment losses on investments in the years ended December 31, 2023, 2022 and 2021. We may be required to recognize credit impairments in the future periods, which could have an adverse effect on our business, financial conditions or results of operations. See "- If we are unable to effectively manage our liquidity we may need to seek additional financing and our business, financial condition or results of operations could be adversely affected."
Volatility levels and fluctuations in foreign currency exchange rates may affect our business, financial position and results of operations.
We are exposed to foreign currency risk as a result of our holdings of foreign currency denominated assets and liabilities, investments in foreign subsidiaries, and future foreign currency denominated revenues and expenses. Fluctuations in exchange rates may raise the potential for losses resulting from foreign currency trading positions, where aggregate obligations to purchase and sell a foreign currency do not offset each other or offset each other in different time periods. Exchange rate volatility may have negative impacts on our business, financial position and results of operations. For example, the GBP/USD volatility experienced in the latter half of 2022 and into 2023 significantly impacted the value of GBP-denominated loans and deposits recorded on our consolidated balance sheets.
We also provide foreign exchange services to our clients, including trading on behalf of clients in all major currencies and providing hedging solutions to manage foreign exchange risk. Foreign currency volatility influences the level of client activity. Changes in client activity may result in reduced income from foreign exchange services.
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
We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. As at December 31, 2023, approximately 54% of our Bermuda loan portfolio, net of allowance for credit losses, was composed of residential mortgages in Bermuda; approximately 61% of our Cayman Islands loan portfolio, net of allowance for credit losses, was composed of residential mortgages in the Cayman Islands and approximately 89% of our Channel Islands and UK loan portfolio, net of allowance for credit losses, was composed of residential mortgages in the Channel Islands and the UK. A decline in the real estate market, in particular in Bermuda, the Cayman Islands, the Channel Islands and the UK, would mean that the collateral for our loans would hold less value. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on the defaulted loans. Declines in the real estate market, including as a result of lower infrastructure spending in the markets in which we operate, could also adversely affect demand for new loans, further decreasing the interest revenue generated by our loan portfolio. In addition, if our estimate for our allowance for credit losses proves to be inadequate, we will have to increase the allowance accordingly and may have future charge-offs. This may lead to impairment charges on loans and other assets, higher costs and higher provisions for credit losses.
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
Given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of actual or perceived deterioration in the commercial and financial soundness of other financial services institutions as evidenced by the collapse of multiple high profile regional banks such as Silicon Valley Bank, Signature Bank and First Republic Bank in 2023, which resulted in decreased confidence in banks among consumer and commercial depositors, other counterparties and investors, as well as significant disruption, volatility and reduced valuations of equity and other securities of banks in the capital markets. Within the financial services industry, the default by any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, because the commercial and financial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of, or questions about, a financial institution may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as "systemic risk" or "contagion" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses and banks with whom we interact on a daily basis. In particular, BNYM and Wells Fargo Bank, N.A. ("Wells Fargo") act as clearing houses for all our US Dollar transactions. If BNYM's or Wells Fargo's ability to act as our clearing houses becomes impaired or BNYM or Wells Fargo cease to act as our clearing houses for any other reason and other financial institutions are not willing to provide the services currently provided to us by BNYM and Wells Fargo, we could lose our ability to engage in US Dollar transactions, which could lead to severe disruptions in our operations and adversely impact our business, financial condition or results of operations.
Our strategy includes expansion of our business through acquisitions of, or investments in, other companies or new products and services, but we may not be able to achieve regulatory approval for such transactions or be able to achieve the anticipated cost savings, growth opportunities and other benefits anticipated from such transactions.
We seek to grow both organically and through acquisitions. In the past several years, we have made various acquisitions and investments intended to complement and expand our businesses, including our September 2022 agreement with Credit Suisse to acquire assets (i.e. client relationships) from its trust business in Singapore, Guernsey and The Bahamas, which was completed in December 2023. Our long-term growth strategy includes identifying and effecting selective acquisitions in our core geographies, but we cannot be sure that we will be able to continue to identify suitable acquisition targets or investment opportunities. Even if we identify suitable targets, there can be no assurance that we will be able to obtain the necessary funding on acceptable terms, if at all, to finance any of those potential acquisitions or investments.
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
In addition, integrating an acquired company, business asset or technology possesses significant risks, including, among other things:
•the incorporation of new technologies into our existing business infrastructure;
•the maintenance of standards, controls, procedures and policies throughout the organization (including effective internal controls over financial reporting and disclosure controls and procedures);
•the consolidation of our corporate or administrative functions;
•the coordination of our sales and marketing functions to incorporate the new business asset or technology;
•the potential for liabilities and claims arising out of the acquired businesses;
•the integration of corporate cultures;
•the maintenance of morale, retention and integration of key employees to support the new business asset or technology and management of our expansion in capacity; and
•compliance with the regulatory regimes of newly entered jurisdictions.
In addition, a significant portion of the purchase price of companies or assets that we may acquire may be allocated to goodwill and other intangible assets. Intangible assets are tested for impairment annually or when there is a triggering event requiring such testing; an intangible asset that is subject to amortization is periodically reviewed for impairment. Goodwill is tested for impairment on an annual basis. As at December 31, 2023, we had $24.1 million and $74.8 million of goodwill and intangible assets, respectively. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects.

If we are unable to effectively manage our liquidity we may need to seek additional financing and our business, financial condition or results of operations could be adversely affected.
We need liquidity to pay our operating expenses, to fund depositor withdrawals, interest on our debt and declared dividends on our common shares, and to replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer materially and may not survive.
Our main source of funding is customer deposits. As at December 31, 2023, we had $12.0 billion in deposits (54% USD deposits, 21% USD-pegged deposits, 19% GBP deposits), with 37% of our deposits derived from our Bermuda segment, 33% from the Cayman segment, and 29% from the Channel Islands segment. In addition, we source funding from net income generated by the Bank, net of dividends paid, and to a lesser extent from other sources including the sale of securities to institutional counterparties under repurchase agreements and the sale of equity securities and AFS securities. Our deposit base includes both demand and term liabilities, with the significant majority of such deposits being demand deposits or are due within six months. Because we rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate may prevent us from obtaining necessary funding at all or without incurring higher costs. Our deposit base includes deposits from commercial and institutional clients which may be more sensitive to financial strength rating changes. See also “ - We face competition in all aspects of our business, and may not be able to attract and retain wealth management, trust and banking clients at current levels.” A significant withdrawal of deposits in either of these markets could significantly affect our liquidity and our ability to meet our funding needs, in particular as the expanding use of Internet and mobile banking have significantly increased the speed with which customers can access deposits in response to real or perceived risks or otherwise. Any sudden liquidity crisis could lead to the Bank’s failure.
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
In the event that our current resources do not satisfy our needs, we may need to seek additional financing. The availability of additional financing will depend on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, above average interest rates and supply/demand dynamics, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects, including as a result of economic uncertainty or any downgrade in sovereign credit ratings in key markets in which we operate.
We rely on third parties to provide services that are integral to our ordinary operations, and their failure to perform in a satisfactory manner could negatively affect us.
We rely on third parties to provide services that are integral to our ordinary course operations, including providers of information technology, administrative or investment advisory services. These third party supported functions or operating systems may not function properly, become insufficient to support our evolving business needs or become defective or damaged as a result of a number of factors including events beyond our control. Enhancements and upgrades to third party supported infrastructure or operating systems entail significant time and costs, and create risks associated with implementing new systems and integrating them with existing ones. Due to the complexity of our systems, across multiple jurisdictions and product types, the process of enhancing our infrastructure and operating systems, including their security measures and controls, can create a risk of system disruptions and security issues. Similarly, we may not be able to timely recover critical business processes or operations that have been disrupted, which may further increase the associated costs and consequences of such disruptions. Although we have business continuity plans in place, cybersecurity and other safeguards in place to help provide operational resiliency, our business operations may be adversely affected by significant and prolonged disruption to our operating systems that support our businesses and customers. Furthermore, third parties on which we rely, could also introduce operational risk to us, including from information breaches or loss, breakdowns, cyber incidents, disruptions or failures of their own systems or infrastructure, or any deficiencies in the performance of their responsibilities. A material breach of customer data may negatively impact our business reputation and cause a loss of customer business; may result in increased expense to contain the event and/or require that we provide credit monitoring services for affected customers; may result in regulatory fines and sanctions; and/or may result in litigation. We rely on our outsourced service providers to implement and maintain prudent cybersecurity controls. We have procedures in place designed to assess a vendor's cybersecurity controls prior to establishing a contractual relationship and to periodically review assessments of those control systems; however, these procedures are not infallible and a vendor's system can be breached despite the procedures we employ. In addition, outsourcing is subject to regulatory controls in certain jurisdictions in which we operate and we may not always be able to obtain approval to outsource on terms available or sought by us, which could adversely affect our ability to enter into outsourcing arrangements.
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
In our banking business, we face competition mainly from other local banks, such as Bermuda Commercial Bank and Clarien Bank in Bermuda and from Cayman National Corporation in the Cayman Islands, as well as from subsidiaries of international banks, being Royal Bank of Canada in the Cayman Islands and HSBC in Bermuda, whom we view as our most significant competitors. In our wealth management business line, we face competition from local competitors, as well as much larger financial institutions, including financial institutions that are not based in the markets in which we operate. Revenues from the trust and wealth management business depend in large part on the level of AUA. In addition, as higher-for-longer interest rates have developed as the most likely scenario in the near term, competition for deposits has increased across our island jurisdictions, particularly in the Channel Islands.
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
From time to time, we may introduce new activities or new technology through new products and services within business entities (e.g. in Guernsey and Jersey we have introduced retail products such as residential mortgages and credit cards). There may be substantial risks and uncertainties associated with these efforts. Insufficient planning may lead to an incomplete assessment and understanding of associated risks involved with new activities and may result in inadequate oversight and controls. New activities may increase strategic risk where not compatible with the bank’s risk appetite or strategic plan or do not provide an adequate return on investment; engagement of new activities without adequate due diligence and failure to provide adequate resources, expertise and experience to properly implement and oversee new activities. This can increase reputational risk and negative public opinion. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition, and results of operations.
The Bank's credit ratings have a direct effect on its competitive position, and declines in the Bank's ratings may increase the cost of borrowing funds and make our ability to raise new funds, attract and retain deposits or renew maturing debt more difficult, which may negatively affect long-term and short-term funding.
The Bank's credit strength ratings are an important component of its liquidity profile and competitive position. Ratings show each agency's view of our financial strength, operating performance and ability to meet debt obligations as they become due. NRSROs periodically review the financial performance and condition of banks and may downgrade or change the outlook on a bank's ratings due to, for example: a change in a bank's regulatory capital ratios; a change in an NRSRO's determination of the amount of capital cushion required to maintain a particular rating; an increase in the perceived risk of a bank's investment portfolio; reduced confidence in management; or other considerations that may or may not be under our control. The Bank has credit ratings from S&P, Moody's and KBRA. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. The Bank's ratings as at December 31, 2023 are shown in the table below:

Ratings
	KBRA	Moody's	S&P
Long-term issuer	A+	A3	BBB+
Short-term issuer	K1	P-2	A-2
Subordinated debt	A	Baa2	BBB
Long-term counterparty risk assessment		A2
Short-term counterparty risk assessment		P-1
In September 2023, Moody’s downgraded our subordinated debt from A3 to Baa2. The impact of the recent downgrade or any future downgrades in our credit ratings could adversely affect clients' perception of us and our ability to compete successfully in the marketplace for deposits (or result in the withdrawal of deposits). A downgrade in our short-term debt ratings may affect our short-term funding capabilities. There has been no measurable correlation or effect on deposit levels during previous downgrades and, as a result, historically, no material impacts on the Bank's operations or results.
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
Our ability to implement our strategic plan and our future success depends on our ability to continue to attract, retain and motivate highly skilled, diverse and qualified personnel, including our senior management and other key employees and directors, competitively with our peers. The marketplace for skilled personnel is competitive, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. For example, labor shortages and increased turnover in recent years has increased the cost of hiring, incentivizing and retaining skilled personnel. Increased turnover and the shortage of employees may put stress on internal control environments. While the Bank has experienced slightly higher turnover levels in 2022 and 2023 as compared to historical averages, we do not consider them to be material or systemic in nature. The failure to attract or retain, including as a result of an untimely death or illness of key personnel, or replace a sufficient number of appropriately skilled and key personnel could place us at a significant competitive disadvantage and prevent us from successfully implementing our strategy or effectively managing our risk framework and business operations. This could impair our ability to implement our strategic plan successfully, achieve our performance targets and otherwise have an adverse effect on our business, financial condition or results of operations.
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
Requirements and expectations from our regulators and other stakeholders on sustainability, environmental, social and governance issues could significantly impact our business.
Regulators, investors and customers are increasingly focused on sustainability and ESG issues. Certain of our regulators have proposed or adopted, or may propose or adopt, sustainability and ESG-related rules or standards that could apply to our business, including requirements or expectations that would enhance or expand our reporting, diligence, and policies on these topics. Other stakeholders have also proposed or adopted sustainability and ESG-related standards or policies, and may rate or otherwise, evaluate our business and other practices according to such requirements, standards and policies, which are continually evolving and often not clear. Unfavorable ratings of the Bank may adversely affect investor sentiment towards the Bank or the market price of our securities, see also “ - Severe weather, natural disasters and potential impacts of climate change could disrupt our businesses and adversely affect our financial condition or results of operations.” ESG regimes in different jurisdictions and ESG standards used by different stakeholders may also impose different and potentially conflicting requirements, or reflect inconsistent or conflicting values or agendas. See also "- Our international business model exposes us to various and possibly conflicting regulatory regimes across multiple jurisdictions."

We may need to incur significant costs in order to meet the requirements and expectations of our regulators and other stakeholders on ESG issues. Our policies and processes to evaluate and manage ESG standards in coordination with other business priorities may not prove completely effective or satisfy regulators, investors, customers, or other stakeholders. As a result, we could face adverse regulatory, investor, customer, media, or public scrutiny leading to business, reputational, or legal challenges.
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
The widespread adoption of new technologies, including cryptocurrencies, blockchain, machine learning and artificial intelligence, have and could continue to require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities or other technological-based distribution channels. The persistence or acceleration of this shift in demand towards internet and mobile banking has and may continue to necessitate changes to our retail distribution strategy, which include restructuring our branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to reform our retail distribution channel.
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
In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and store sensitive, proprietary or confidential data. The secure processing, storage, maintenance and transmission of this data is critical to our operations and reputation. We are under continuous threat from cyber-attacks, especially as we continue to expand customer capabilities to utilize the internet and other remote channels to transact business. If any of our data were mishandled, misused, improperly accessed, lost or stolen, or if our operations were disrupted, we could suffer significant financial, reputational or other damages. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. These risks may be more likely where third party vendors have access to or process data on our behalf. While such attacks are infrequent, they could present significant reputational, legal and regulatory costs to us if successful. In addition, the nature of cyber-attacks is constantly and rapidly evolving, and the use of AI by cybercriminals may increase the frequency and severity of cybersecurity attacks against us or our third-party vendors and clients. Attempts to infiltrate our systems may not be recognized until launched against us and in some cases are designed not to be detected. Although we make significant efforts to maintain the security and integrity of our information systems, there can be no assurances that our security measures will be effective.
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

Our increased use of cloud and other technologies heighten our exposure to security weaknesses that may increase our risks to data breaches, data loss, data leakage, account hijacking, insecure application programming interfaces and other potential cyber-risk events. Many of our employees (and staff of service providers) work remotely or from other sites. These working arrangements could potentially provide increased opportunities for cyber threat actors to exploit. We cannot provide assurances that the safeguards we have put in place or may implement in the future will prevent all unauthorized infiltration or breach, or that we will not suffer material losses related to a security breach in the future.
In recent years, U.S. regulators, including the FDIC, SEC, and the FINRA, have made statements concerning cybersecurity risk management, preparedness and resiliency for financial institutions such as us. These statements range from issues with respect to client account protections to business continuity, and represent the regulators’ expectations for financial institutions to have more robust cybersecurity risk management and a preparedness and resiliency program for themselves and their service providers. A financial institution is also expected to develop processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution, or its critical service providers, fall victim to this type of cyber-attack. Any cyber incidents, such as those of our third party vendors, could result, among other things, in increased regulatory scrutiny and adverse regulatory or civil litigation consequences.
The occurrence of a cyber-threat scenario could cause interruptions in our operations and result in the incurrence of significant costs, including those related to forensic analysis and legal counsel, each of which may be required to ascertain the extent of any potential harm to our customers, or employees, or damage to our information systems and any legal or regulatory obligations that may result therefrom. The SEC recently adopted rules that require us to publicly disclose information about a material cybersecurity incident, including the impact or reasonably likely impact. Disclosure may be required before the incident has been resolved or fully investigated. The occurrence of a cyber-threat may therefore have a material adverse effect on our reputation, financial condition and results of operations. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our clients.
Due to the increasing sophistication of such attacks, we may not be able to prevent denial-of-service or other cyber-attacks that could compromise our normal business operations or the normal business operations of our clients, or result in the unauthorized use or disclosure of clients’ confidential and proprietary information. The occurrence of any failure, interruption or security breach of network and computer systems resulting from denial-of-service or other cyber-attacks or security incidents could impact our ability to operate and serve our clients, damage our reputation, result in a loss of client business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could adversely affect our business, results of operations or financial condition.
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
The costs of complying with, or our failure to comply with, domestic and foreign laws related to privacy, data security and data protection, such as the EU General Data Protection Regulation, could adversely affect our financial condition, operating results and reputation.
Regulatory authorities have increased their focus on how companies collect, process, use, store, share and transmit personal data. Data privacy laws and regulations, including the UK's Data Protection Act 2018, the Data Protection (Jersey) Law 2018, the Data Protection (Bailiwick of Guernsey) Law 2017, The Cayman Islands Data Protection Act 2021, Bermuda’s Personal Information Protection Act 2016(which will become effective in January 2025), and the EU General Data Protection Regulation 2016, pose increasingly complex and rigorous compliance challenges, which may increase our compliance costs. Any failure to comply with data privacy laws and regulations could result in significant penalties, fines, legal challenges and reputational harm. See Item 4.B. "Business Overview - Supervision and Regulation".
Failure to comply with any applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business, financial condition or results of operations.
We must comply with all applicable laws and regulations, which include anti-corruption, anti-money laundering, international financial sanctions and anti-terrorist financing laws and regulations. Recently, there has been a substantial increase in the global enforcement of these laws and regulations, in particular in respect of the financial services industry. The measures and procedures we have in place may not be entirely effective in preventing third parties from using us (and our correspondent banks) as a conduit for money laundering (including illegal cash operations), terrorist financing or other financial crimes without our (and our correspondent banks') knowledge or consent. Although, as of the date of this report, we have not been subject to any fines or penalties, as a result of violations of anti-money laundering and counter-terrorism laws and regulations, there can be no assurances that we will not be subject to such fines, penalties or losses or harm in the future. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could be harmed and we could become subject to fines, sanctions or legal enforcement (including being added to any "blacklists" that would prohibit certain parties, potentially including US Dollar clearing banks, from engaging in transactions with us), which could have a material adverse effect on our business, financial condition or results of operations.
The Financial Action Task Force may identify any of the jurisdictions in which we operate as a jurisdiction which has systemic anti-money laundering and/or anti-terrorist financing deficiencies, which could have an adverse effect on our business.
The FATF is an international body that identifies jurisdictions with weak measures to combat money laundering and terrorist financing in public documents published three times a year. FATF and its regional bodies work with such jurisdictions, governments, and regulatory bodies and report on progress made in addressing identified deficiencies. Such reviews are at a country level, rather than an entity-specific level. Thus, while the Bank can have in place globally accepted standards to fight money laundering and terrorist financing, the existing regulations in any of the jurisdictions in which we operate may not meet FATF requirements. In February 2021, the Cayman Islands was added to the FATF "grey list". The FATF concluded that, although the Cayman Islands had addressed the majority of the recommended actions including all technical aspects of its most recent inspection, there were still action points to be completed. In October 2023, the Cayman Islands was removed from the "grey list' after demonstrating that all remaining recommended actions have been addressed. Failure to comply with FATF standards by any jurisdictions in which we operate could adversely affect our reputation and our ability to obtain financing from the international markets and attract foreign investments.
Our international business model exposes us to various and possibly conflicting regulatory regimes across multiple jurisdictions.
Our international business model exposes us to different regulatory regimes across multiple jurisdictions. Although our central management and a large part of our business are located in Bermuda, our operations are spread throughout ten international jurisdictions. In addition to the logistical and communications challenges this creates, the financial services industry is heavily regulated in many jurisdictions, and each line of the business is exposed to different, constantly evolving and possibly conflicting regulatory schemes. Our management has enacted internal controls and procedures that are designed to result in compliance with these regulatory schemes, which are periodically reviewed and updated, but in the future we might have difficulty meeting and remaining in compliance with existing or new regulatory requirements imposed by a particular jurisdiction, particularly in light of the increasing regulatory scrutiny of financial institutions and their subsidiaries. Our current internal controls for one jurisdiction may not sufficiently comply with the demands of increased oversight in another jurisdiction.
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
In October 2022, The Bahamas was added to the EU’s list of non-cooperative jurisdictions for tax purposes as the EU’s ECOFIN concluded that they failed to adequately address a number of recommendations of the OECD Forum on Harmful Tax Practices in connection to the enforcement of economic substance requirements. From February to October 2020, the Cayman Islands were on the EU’s list of non-cooperative jurisdictions for tax purposes. The EU’s ECOFIN concluded that the Cayman Islands did not have appropriate measures in place relating to collective investment vehicles, and in response the Cayman Islands adopted reforms sufficient to address this deficiency and was subsequently removed from the list and added to the list of cooperative jurisdictions in October 2020. Bermuda was similarly placed on the EU’s list of non-cooperative tax jurisdictions in March 2019, but removed from this list in May 2019 and added to the EU's list of cooperative tax jurisdictions in February 2020. EU Finance Ministers signaled their approval of the economic substance regulations by placing Jersey and Guernsey on the EU's list of cooperative tax jurisdictions in March 2019, and the OECD has endorsed Jersey and Guernsey’s domestic legal framework as being in line with the relevant standard. As the EU continues to monitor compliance by the jurisdictions in which we operate, further economic substance requirements imposed by these jurisdictions or a future addition of these jurisdictions to the EU's list of non-cooperative tax jurisdictions could have a material adverse effect on us.
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
Special adverse US federal income tax rules apply if a US shareholder holds shares of a company that is treated as a PFIC, for any taxable year during which the US shareholder held such shares. A foreign corporation will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is passive income, or (2) 50% or more of the average fair market value of its assets is attributable to assets that produce or are held for the production of passive income (the "asset test"). Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% (by value) of the stock of another corporation, the foreign corporation is treated, for purposes of the PFIC tests, as owning a proportionate share of the other corporation's assets and receiving its proportionate share of the other corporation's income.
Banks generally derive a substantial part of their income from assets that are interest-bearing or that otherwise could be considered passive under the PFIC rules. The IRS, has issued a notice, and has proposed regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank.
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ended December 31, 2023 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or for any future years. However, PFIC status is a factual determination and there are uncertainties in the application of the relevant rules. Moreover, the IRS may issue guidance in the future with different requirements to be a qualified foreign bank, which we may not satisfy. Accordingly, there can be no assurances that we will not be a PFIC for any particular year. If we were a PFIC in any taxable year during which a US shareholder owns our common shares and the US shareholder does not make a "mark-to-market" election, as discussed under the heading "Certain Taxation Considerations - Material US Federal Income Tax Consequences - US shareholders - Passive Foreign Investment Company Considerations," or a special "purging election," we generally would continue to be treated as a PFIC with respect to such US shareholders in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. US shareholders are urged to consult their own tax advisers with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our common shares.
US withholding tax and information reporting requirements imposed under the Foreign Account Tax Compliance Act may apply.
As discussed below under the heading "Certain Taxation Considerations - Material US Federal Income Tax Consequences - Foreign Account Tax Compliance Act Withholding," pursuant to the FATCA enacted in 2010, a 30% withholding tax will be imposed on certain payments to certain non-US financial institutions that fail to comply with certain information-reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect US shareholders and/or US account holders. To avoid becoming subject to FATCA withholding, we and other financial institutions may be required to report information to the IRS regarding the holders of our common shares and to withhold on a portion of payments under our common shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our common shares directly or indirectly through certain non-compliant intermediaries). However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final regulations defining the term “foreign passthru payment” are enacted. The rules for the implementation of this legislation have not yet been fully finalized, so it is impossible to determine at this time what impact, if any, this legislation will have on holders of the common shares.
Many countries, including Bermuda, have entered into agreements with the United States ("IGAs") to facilitate the implementation of FATCA. These IGAs modify the FATCA withholding regime described above. In December 2013, Bermuda entered into a Model 2 IGA with the United States pursuant to which Bermudian financial institutions are directed by the Bermudian authorities to register with the IRS and to enter into an agreement with the IRS to perform specified due diligence, reporting and withholding functions.
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
On December 5, 2023, the Board of Directors approved a new share repurchase program. Pursuant to the program, the Bank is authorized to repurchase up to 3.5 million common shares of the Bank through December 31, 2024. This was executed following the completion of the previous share repurchase program of 3.0 million common shares approved by our Board of Directors on February 13, 2023. The timing, manner, price and amount of any repurchases will be determined by the Company, in its discretion, based upon the evaluation of economic and market conditions, stock price, available cash, applicable legal and regulatory requirements and other factors, and which may include purchases pursuant to Rule 10b5-1 of the Exchange Act. The program does not require the Company to repurchase any specific number of shares and there can be no assurance that any shares will be repurchased under the program. The program may be suspended, extended, modified or discontinued by the Company at any time. These activities may have had the effect of maintaining the market price of our common shares or retarding a decline in the market price of the common shares, and, as a result, the price of our common shares may have been higher than the price that otherwise might have existed in the open market.
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
Under the provisions of Bermuda's BDCA, the rights of our shareholders could be impaired if any such shareholder becomes a shareholder controller. If a shareholder controller fails to comply with the notice requirements in connection with a change in control under the BDCA or continues as such after being given notice of objection to its being a shareholder controller, the BMA may take the actions specified in the BDCA, including, among other things, revoking the relevant license of the Bank under the BDCA. For more information, see the summaries of relevant provisions of the BDCA regulations under Item 4.B. "Business Overview - Supervision and Regulation” and "Description of Share Capital" in our registration statement on Form F-1 filed with the SEC on February 13, 2017 with file number 333-216018.
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
In deciding whether to extend credit or enter into other transactions with clients and counterparties, we rely on information furnished by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Such information could turn out to be inaccurate, including as a result of fraud or misrepresentation on behalf of our clients, counterparties or other third parties, which would increase our credit risk and expose us to possible write-downs and losses and may also adversely affect our ability to comply with certain rules, regulations and standards.
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
Our insurance policies do not cover all types of potential losses and liabilities and are subject to limits and deductibles. There can be no assurance that our insurance will be sufficient to cover the full extent of all losses or liabilities for which we are ultimately responsible, which could result in losses being incurred by the Bank. Additionally, we cannot guarantee that we will be able to renew our current insurance policies on favorable terms, or at all.
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
Our History
The origin of The Bank of N.T. Butterfield & Son Limited dates back to the founding of the trading firm of Nathaniel Butterfield circa 1784. In 1858, our company was established as a bank in Bermuda and has been instrumental to the functioning of the local economy ever since. The Bank was later incorporated under a special act of the local Parliament in 1904. In the 1960s, as international businesses began contributing substantially to Bermuda's economy, we developed services to work to meet their needs. In 1967, we opened offices in the Cayman Islands and by the 1980s had expanded our operations to include retail banking, investment management, and fund administration. In 1973, we opened our Guernsey office in order to provide customers with access to the Pound Sterling currency after Bermuda's departure from the British Sterling zone. In addition to being Bermuda's first bank, we opened the first ATMs in Bermuda in the 1980s and launched Bermuda's first internet banking service in 2001. In 1971, we listed our common shares on the BSX under the ticker symbol "NTB.BH". In 2016, we listed our common shares on the NYSE under the ticker symbol "NTB".
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
Since our restructuring, we have pursued a strategy to focus on our core business in banking and wealth management. We have executed upon our strategy by streamlining the Company's operations through exiting non-core markets, repositioning our balance sheet, investing in efficiency initiatives, and continuing to invest in our core business lines to grow both organically and through acquisitions. By following this strategy, we have improved our financial results and have been able to initiate a progressive capital return policy for investors. The following are the most recent key steps in executing our strategy:
•In October 2017, we entered into an agreement to acquire Deutsche Bank AG’s ("Deutsche Bank's") Global Trust Solutions ("GTS") business, excluding its US operations, for net cash payments of $24.7 million. Upon completion of the transaction, Butterfield took over the ongoing management and administration of the GTS portfolio, comprising approximately 1,000 trust structures for some 900 private clients in Guernsey, Switzerland, the Cayman Islands and Singapore. As part of the transaction, we also acquired a service company in Mauritius to provide operations and support services to our trust businesses. This transaction was completed in March 2018.
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
•In September 2022, we entered into an agreement to acquire assets from the Credit Suisse global trust businesses operating in Singapore, Guernsey and The Bahamas. Upon completion of the transaction in December 2023, we recognized a customer relationship intangible asset of $27.3 million.
•In June 2023, we executed the early redemption of the Bank’s $75 million 5.25% Fixed to Floating Rate Subordinated Notes due June 1, 2028.

B.Business Overview
Overview
We are a full service bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through three geographic segments: Bermuda, the Cayman Islands, and the Channel Islands and the UK (CI & UK). We offer banking services, comprising of retail, private and corporate banking, treasury services, and wealth management, which consists of investment management, advisory and brokerage services, trust, estate, and company management in both our Bermuda and Cayman Islands segments, as well as custody services in our Bermuda segment. The CI & UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to individuals, private clients and trusts, and to financial intermediaries and funds including deposit services, mortgage lending, private and corporate banking, treasury services, wealth management and fiduciary services. In 2023, we began issuing credit cards to residents of Guernsey and Jersey. The UK jurisdiction provides mortgage lending for high-value residential properties. We also have operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland, which we include in our Other segment.
For the year ended December 31, 2023, we generated $578.6 million in net revenue after provision for credit losses and other gains/losses ("net revenue"). Our total net revenue, before inter-segment eliminations, by each of our three geographic segments and our non-reportable "Other" segment for the years ended December 31, 2023, 2022 and 2021 are as follows:

	For the year ended
In millions of $	2023	2022	2021
Net Revenue
Bermuda	$269.9	$248.6	$233.7
Cayman	$200.6	$182.0	$150.7
Channel Islands and the UK	$91.6	$107.1	$105.2
Other	$35.9	$29.5	$27.6
As at December 31, 2023, we had $13.4 billion in total assets, $4.7 billion in net loans, $12.0 billion in total deposits (54% USD, 21% USD-pegged, 19% GBP), $132.4 billion and $30.3 billion of trust and custody businesses assets under administration, respectively, and $5.5 billion of assets under management.
In our Bermuda and Cayman segments, our bank provides a full range of retail and corporate banking services to individuals, local businesses, captive insurers, reinsurance companies, trust companies, and hedge funds. The key products we offer include personal and business deposit services, residential and commercial mortgages, small and medium-sized enterprise and corporate loans, credit and debit cards, merchant acquiring, mobile and internet banking, and cash management.
In our Channel Islands and UK segment, our bank provides a broad range of services to individuals, private clients and trusts, and to financial institutions and funds including deposit services, mortgage lending, private and corporate banking, treasury services, wealth management and fiduciary services. In 2023, the segment began issuing credit cards to local residents of Guernsey and Jersey. The UK jurisdiction provides mortgages for high-value residential properties.
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
Our private banking business line offers access to a suite of services, targeted toward high net worth and ultra-high net worth individuals, trusts, and family offices, that can be customized to each client's needs and preferences and delivered as part of a coordinated strategy by a dedicated private banker. We provide clients in our Bermuda, Cayman, and Channel Islands and the UK segments with an integrated model that combines traditional wealth management with banking, lending, cash management, foreign exchange services, custody and access to asset management and trust professionals within Butterfield. We also provide our clients with access to their account information through the use of internet and mobile banking.
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
From 2019 to 2023, our GAAP net income to common shareholders and our core net income to common shareholders ("Core Net Income to Common")(1) had CAGR of 5.0% and 3.2%, respectively. Our earnings generation has allowed us to build capital to return to shareholders and invest strategically, both organically and through acquisitions, to further enhance the growth prospects of our Company. We aim to continue to build excess capital in the future, which we can redeploy into growing our business and return to shareholders.

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

Our Markets
The charts below provide the geographic distribution of our Net Revenue for the year ended December 31, 2023.

Segment Distribution of Net Revenue

Other 6%
Channel Islands and the UK 15%
Bermuda 45%
Cayman 34%

2023 Net Revenue: $578.6 million

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
Our asset management business line operates in Bermuda, the Cayman Islands, and Guernsey. As at December 31, 2023, 68% of our AUM was in Bermuda, 17% was in the Cayman Islands, and 14% was in Guernsey. In Bermuda and the Cayman Islands, a majority of our institutional and private clients are domestic from a domicile perspective while a majority of our clients in Guernsey are tied to our trust business and are international in nature.

Our International Network and Group Structure
The following map presents the several geographic regions in which our business operates. Business support centers in Canada and Mauritius are not shown.
The following chart presents our corporate structure, indicating our principal regulated subsidiaries as at December 31, 2023. All of the subsidiaries listed below are wholly owned by the Bank.
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
Guernsey
Butterfield Bank (Guernsey) Limited provides banking and custody services. Butterfield Trust (Guernsey) Limited provides trustee and fiduciary services.
United Kingdom
Butterfield Mortgages Limited provides residential property lending services.

Switzerland
Butterfield Holdings (Switzerland) Limited provides investment services and Butterfield Trust (Switzerland) Limited provides trust and fiduciary services.
Jersey
Butterfield Bank (Jersey) Limited provides banking and custody services.
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
The Bermuda banking industry currently consists of four licensed and operating banks and one licensed and operating deposit-taking institution. These include one subsidiary of an international bank, HSBC, and three domestic institutions: Butterfield, Bermuda Commercial Bank and Clarien Bank. In the Cayman Islands, the Bank is one of six Class 'A' full service retail banks licensed to conduct business with domestic and international clients. There are also 3 non-retail Category 'A' banks and 76 limited service Category 'B' banks according to CIMA. In the Channel Islands, Guernsey has 20 licensed banks and Jersey has 19, the majority of which are subsidiaries of global banking groups and brands such as Barclays, RBS, Lloyds, JPMorgan Chase, Investec and Royal Bank of Canada. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds. We view HSBC in Bermuda and Scotia Bank and CIBC FirstCaribbean in the Cayman Islands as our most significant competitors in those markets.
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
Our deposits are generated principally by our banking business line, which offers retail and corporate checking, savings, and term deposits through our segments in Bermuda, Cayman and the Channel Islands. In addition, wealth management, through its private banking business line, also provides deposit services to high net worth and ultra-high net worth clients in those same geographic segments. As at December 31, 2023, our Bermuda, Cayman , and Channel Islands and the UK segments contributed $4.5 billion, $4.0 billion and $3.5 billion, respectively, to our total deposit base.
Total deposits as at December 31, 2023 were $12.0 billion, down 7.7% over total deposits as at December 31, 2022. Demand deposits, which include checking, savings and call accounts, totaled $8.3 billion, or 68.9% of our total deposits, as at December 31, 2023, compared to $9.9 billion, or 76.1%, as at December 31, 2022. Term deposits totaled $3.7 billion as at December 31, 2023 compared to $3.1 billion as at December 31, 2022. The cost of funds on total deposits increased from 34 basis points in 2022 to 140 basis points in 2023. Deposit balance declines were driven by clients across all banking jurisdictions activating their funds and seeking higher yielding products. Cost of funds increased primarily due to higher market interest rates.
Lending
We offer a broad set of lending products and services including residential mortgage lending, automobile lending, credit cards, consumer financing, and overdraft facilities to our retail customers, and commercial real estate lending, commercial and industrial loans, and overdraft facilities to our commercial and corporate customers. These offerings are provided to our retail, commercial, and private banking clients in our key jurisdictions of Bermuda and the Cayman Islands. We also offer residential mortgage lending through our banking business in the Channel Islands and to our high net worth and ultra-high net worth clients in the UK. Our loan portfolio, net of allowance for credit losses, stood at $4.7 billion as at December 31, 2023 compared to $5.1 billion as at December 31, 2022 driven primarily by scheduled paydowns in the portfolio as well as prepayments in the Cayman and Channel Islands and UK residential mortgage portfolios. The loan portfolio represented 35.5% of total assets as at December 31, 2023, and loans, net of allowance for credit losses, as a percentage of total deposits were 39.6%. The effective yield on total loans for the year ended December 31, 2023 was 6.46%, compared to 5.91% for the year ended December 31, 2022.
Residential Mortgage Lending
The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by way of first ranking charges over the residential property to which each specific loan relates, generally on terms which allow for the repossession and sale of the property if the borrower fails to comply with the terms of the loan. As at December 31, 2023, residential
1 Based on interpretive data provided by the BMA and CIMA respectively.

mortgages totaled $3.3 billion, accounting for approximately 69.2% of the Group's total gross loan portfolio with $38.4 million of residential mortgage non-accrual loans representing 62.9% of total non-accrual loans in the loan portfolio.
Consumer Lending
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards and overdraft facilities to retail and private banking clients in the jurisdictions in which we operate. As at December 31, 2023, non-residential loans to consumers totaled $191.7 million, accounting for approximately 4.0% of the Group's total gross loan portfolio and approximately 1.7% of total non-accrual loans in the Group's loan portfolio.
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
As at December 31, 2023, our commercial real estate loan portfolio totaled $607.7 million, accounting for approximately 12.7% of the Group's total gross loan portfolio with $3.1 million of commercial real estate non-accrual loans representing 5.1% of total non-accrual loans in the loan portfolio.
Our commercial real estate loan portfolio is broken down into two categories: commercial mortgage and construction. As at December 31, 2023, commercial mortgages totaled $596.7 million, and construction loans totaled $11.0 million, accounting for approximately 98.2% and 1.8% of our commercial real estate loan portfolio, respectively.
Other Commercial Lending
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses. As at December 31, 2023, the Group's commercial loan portfolio, excluding loans to governments, totaled $397.0 million, accounting for approximately 8.3% of the Group's total gross loan portfolio and the Group's loans to governments totaled $274.9 million, accounting for approximately 5.8% of our total gross loan portfolio. There was $18.5 million of other commercial non-accrual loans representing approximately 30.3% of total non-accrual loans in the loan portfolio.
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
As at December 31, 2023, the Group held $5.3 billion in investments, representing approximately 39.6% of total assets.
Cash and Liquidity Management
We operate across multiple currency jurisdictions with multi-currency products. In our deposit taking jurisdictions—Bermuda, the Cayman Islands, Guernsey and Jersey—there are currently no dedicated central banks, and no pre-funded deposit insurance scheme infrastructures (such as the Federal Deposit Insurance Corporation in the United States), with the exception of Bermuda, where a pre-funded deposit insurance scheme has been implemented, and as described below in “- Supervision and Regulation” and Item 3.D. “Risk Factors - Risks Relating to the Markets in Which We Operate - Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result". In addition, we do not have access to borrowing or deposit facilities with the US Federal Reserve or the European Central Bank; therefore, we conservatively manage client deposit balances and the liquidity risk profile of our balance sheets. This involves the retention of significant cash or cash equivalent balances, management of intra-bank counterparty exposure and management of a significant short-dated Canadian, UK and US Treasury Bill portfolio. As at December 31, 2023, the cash and cash equivalents of $1.6 billion was composed primarily of $1.4 billion in interest earning cash equivalents, which are investments with a less than 90-day duration. The remaining amounts were comprised of non-interest bearing and interest bearing deposits of $0.1 billion and $0.2 billion, respectively.
Foreign Exchange Services
We provide foreign exchange services in the normal course of business in all banking jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 84% of our foreign exchange revenue for the year ended December 31, 2023. We do not maintain a proprietary trading book. Foreign exchange commission income is generated from client-driven transactions and totaled $46.1 million during the year ended December 31, 2023.
Administration Services
We provide custody administration and settlement services to a wide range of internal and external investment clients dealing in global markets. Our custody service currently offers custody settlement and safekeeping services in 39 markets globally, including major markets and smaller, less-developed markets, with principal markets covered being the United States, Canada, Europe and Asia.
Our custody service offers safekeeping services for physical and book-entry assets. Custody for listed securities is conducted through BNYM. Hedge funds, mutual funds and exchange traded funds are held by BBH. Trading in investment transactions is settled via our global sub-custodians, BNYM and BBH. Custody services are offered from our Bermuda, Cayman and Channel Islands segments and complement core wealth management services offered by other parts of the Group, and we currently anticipate this business to grow in line with our wealth management business. Clients of our custody service include a wide range of investment funds and other investment vehicles, corporations and trusts whose related banking requirements are provided by the Bank. As such, the custody client base, in addition to delivering a fee based income, also provides cash balances and foreign exchange transaction flows.
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
Currently, our information technology is operationally divided into two platforms: (i) Bermuda and Cayman and (ii) Channel Islands and the UK. In 2023, our Bermuda and Cayman operations transitioned from a single outsourced banking technology platform to a multi-cloud, industry standard configuration, spreading operating risk among several large hosting providers, continuing the Group's ongoing cloud outsourcing strategy. In our Channel Islands and UK operations, core services and applications are hosted across both Guernsey and Jersey data centers.
Protecting our systems to ensure the safety of our customers' information is critical to our business. We use multiple layers of protection to control access and reduce risk, including conducting access testing and regular vulnerability scanning on our platforms, systems and applications to reduce the risk that any attacks are successful. To protect against disasters, we have a Business Continuity Management framework and IT Disaster Recovery plans. For more information, see Item 3.D. "Risk Factors - Risks Relating to Operations, Risk Oversight and Internal Controls" and Item 16K. "Cybersecurity".
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
•the Banks and Deposit Companies Act 1999;
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

The Bank may from time to time also be subject to additional regulatory requirements imposed by the BMA in its role as Bermuda’s main prudential regulator such as the Outsourcing Guidance Notes for Relevant Legal Entities and the Operational Cyber Risk Management Code of Conduct, both of which apply to the Bank and certain of its subsidiaries and impose additional requirements relating to risk management and mitigation.
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
In August 2022, the BMA published a code of conduct issued pursuant to section 8A of the BDCA. The Bank is required to comply with this code of conduct, and the BMA has indicated that the Bank’s compliance with the BDCA code of conduct will be considered when determining whether the Bank’s business is being conducted in a prudential manner as required under the BDCA’s minimum criteria for licensing. The BDCA code of conduct seeks to ensure that, amongst other things, institutions licensed under the BDCA deal with their customers fairly and equitably. To this end, the BDCA code of conduct sets out principles the Bank is expected to observe in several key areas including compliance with laws, integrity and ethics, conflicts of interests, handling of customer information, internal management controls, publication and disclosure of license and cooperation with regulatory authorities.
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
Corporate Service Provider Business Act 2012
The CSPB regulates persons carrying on a corporate service provider business in Bermuda. “Corporate service provider business” in this context means the provision of any of the following services for a profit: (a) acting as a company formation agent or agent for establishment of a partnership; (b) providing nominee services, including (among other things) providing nominee shareholders; (c) providing administrative and secretarial services to companies or partnerships (including, among other things, providing a registered office and maintaining the books and records of a company or partnership); (d) performing functions in the capacity as a resident representative under various Bermuda statutes; and (e) providing any other corporate or administrative services as may be specified in regulations made under the CSPB. Under the CSPB, the Bank or any of its subsidiaries is required to hold a corporate service provider license to lawfully provide corporate services to our customers in Bermuda. Licensing under the CSPB is administered by the BMA. Holding a license under the CSPB obliges the licensed undertaking to maintain a physical presence in Bermuda at which the licensed undertaking is directed and managed. A licensed undertaking is also required to hold all client funds separately from its own funds or funds held in respect of any other business and maintain such books of account and other records such that client funds may be readily identified at any time.
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
Deposit Insurance Scheme
Pursuant to the Deposit Insurance Act 2011 and the Deposit Insurance Rules 2016 of Bermuda, a DIS has come into effect in Bermuda. The DIS is administered by the Bermuda Deposit Insurance Corporation. The DIS is designed to protect the deposits of individuals, charities, unincorporated associations, partnerships, sole proprietors and small businesses by guaranteeing up to $25,000 of their aggregate Bermuda Dollar deposits in the event of a Bermuda deposit taking institution’s failure. The DIS is backed by a Deposit Insurance Fund which is in turn funded from premium contributions that are payable by all banks and credit unions licensed by the BMA . As a bank licensed by the BMA, we are required to be a member of the DIS and pay contributions to the Deposit Insurance Fund. Currently, our premium contribution is calculated by the Bermuda Deposit Insurance Corporation as 0.25% per annum of the average total amount of our Bermuda Dollar deposits that are covered by the DIS guarantee over a rolling three-month period based on information disclosed by us to the Bermuda Deposit Insurance Corporation. Each contribution to the Deposit Insurance Fund is payable every three months in arrears.
Personal Information Protection Act 2016
Bermuda’s principal data protection legislation is the PIPA. PIPA applies to every organization (which includes any individual, entity or public authority) that uses personal information in Bermuda where that personal information is used by automated or other means which form, or are intended to form, part of a structured filing system. For the purposes of PIPA, “personal information” means any information about an identified or identifiable individual (meaning a natural person), and “use” or “using” are very broadly defined and effectively include possessing or carrying out any operation on personal information. The Bank uses and holds individuals’ personal information in Bermuda, so must comply with the provisions of PIPA.
The majority of the operative provisions of PIPA, which include certain personal information privacy rights for individuals and specific obligations on organizations that control the processing of personal information, are not yet in force in Bermuda. The first Bermuda Privacy Commissioner was appointed with effect from January 20, 2020, and all remaining provisions for PIPA are expected to become effective on January 1, 2025.
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
CIMA has broad statutory powers of enforcement. These powers are intended to permit CIMA to have access to information held or maintained by a licensee as necessary and to enable CIMA to take appropriate remedial action, including imposition of administrative fines, if a licensee is in default of its obligations under applicable laws.
Relevant Legislation/Regulations
Banks & Trust Companies Act (2021 Revision)
The BATCA provides that it is an offense to conduct banking business or trust business without the appropriate license. Butterfield Bank (Cayman) Limited holds a category "A" banking license and a trust license, both issued by CIMA.

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
Securities Investment Business Act (2021 Revision), as amended
The SIBA (as amended) provides that a person shall not carry on, or purport to carry on, securities investment business in or from the Cayman Islands unless that person is for the time being licensed under SIBA or is exempted from the requirement to hold a license pursuant to SIBA. Butterfield Bank (Cayman) Limited holds a securities investment business license, issued by CIMA, to conduct its business.

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
Insurance Act, 2010 (as amended)
CIMA regulates the insurance industry in the Cayman Islands pursuant to the IA (as amended). Such regulation includes licensing, ongoing supervision, and enforcement.

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
Companies Act (2023 Revision)
Butterfield Bank (Cayman) Limited is an ordinary resident company incorporated in the Cayman Islands, meaning that, subject to it being licensed under the BATCA, it can carry on business within the Cayman Islands. Butterfield Bank (Cayman) Limited is required to comply with the requirements of the Companies Act (2023 Revision), this being the principal statute governing the incorporation and ongoing operations of the Cayman Islands companies.

Anti-Money Laundering Regulations (2023 Revision); Proceeds of Crime Act (2020 Revision); and Terrorism Act (2018 Revision), the latter two as amended.

Butterfield Bank (Cayman) Limited is subject to the Anti-Money Laundering Regulations (2023 Revision) (the "Regulations") made pursuant to the PCL (as amended). The Regulations apply to anyone conducting "relevant financial business" in or from the Cayman Islands intending to form a business relationship or carry out a one-off transaction. The Regulations require a financial service provider to maintain certain anti-money laundering procedures including those for the purposes of verifying the identity and source of funds of an "applicant for business" except in certain circumstances, including where an entity is regulated by a recognized overseas regulatory authority and/or listed on a recognized stock exchange in an approved jurisdiction. In addition, if any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct, or is involved with terrorism or terrorist property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the FRA, pursuant to the PCL, if the disclosure relates to criminal conduct or money laundering; or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (2018 Revision) as amended, if the disclosure relates to involvement with terrorism or terrorist financing and property.
The Cayman Islands Data Protection Act, (2021 Revision)
The DPA (2021 Revision) came into force on September 30, 2019 and establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for legitimate purposes. The DPA was developed in line with international best practices while ensuring that it reflects the specific needs of the Cayman Islands. It is based substantially on the Data Protection Act, 1998 of the United Kingdom. The DPA defines “personal data” very widely to include any data which enables a living individual to be identified.
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
Guernsey
Guernsey Financial Services Commission
Our activities in Guernsey are monitored by the GFSC through its Probability Risk and Impact System. The primary objective of the GFSC is to regulate and supervise finance businesses in the Bailiwick of Guernsey ("Guernsey," or the "Bailiwick"). Almost all financial service activities in Guernsey are required to be licensed by the GFSC. Once licensed, the businesses are subject to the regulation, oversight, investigatory, information gathering and enforcement powers of the GFSC.
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
The Banking Supervision (Bailiwick of Guernsey) Law, 2020
The BSL provides that no person in the Bailiwick shall accept a deposit in the course of carrying on, whether in Guernsey or elsewhere, a deposit-taking business except under the authority of and in accordance with the conditions of a license granted by the GFSC. Butterfield Bank (Guernsey) Limited holds a license under the BSL. In order to be granted a license, a company's business must be carried on with prudence, integrity, professional skills and in a manner which will not tend to bring the Bailiwick into disrepute. The business must also be directed by at least two individuals who are resident in the Bailiwick of Guernsey with appropriate standing and experience and sufficiently independent of each other. Businesses must also adhere to codes, principles, rules and instructions issued from time to time.
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

The Protection of Investors (Bailiwick of Guernsey) Law, 2020
Under the POI (Bailiwick of Guernsey) Law, 2020 (the "POI Law"), a person shall not (subject to certain exemptions) carry on, or hold himself out as carrying on, any controlled investment business in or from within the Bailiwick, except under and in accordance with the terms of a license. For the purposes of the POI Law, a controlled investment includes collective investment schemes and general securities and derivatives. All Guernsey domiciled funds have to be authorized by or registered with the GFSC and be administered by a Guernsey licensed administrator. In addition, open-ended funds must also have a Guernsey-licensed custodian.
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
Data Protection (Bailiwick of Guernsey) Law, 2017
The DPL 2017 came into force on May 25, 2018 to coincide with the enforcement of the EU's General Data Protection Regulation (EU) 2016/679. The DPL 2017 updated Guernsey's data protection framework to ensure that Guernsey retained its data protection "adequacy" status with the European Commission.
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
Lending, Credit and Finance (Bailiwick of Guernsey) Law, 2022
The LCF Law and the regulatory rules which underpin it came into force on January 1, 2023, with full implementation on July 1, 2023.

The primary purpose of the LCF Law is to regulate the credit and finance sector to protect consumers who make use of consumer credit, including individual loans, home finance and credit for the purchase of goods and services. Firms offering or intermediating such services in or from within Guernsey need to be licensed to do so and regulated by the GFSC.
Jersey
Butterfield Bank (Jersey) Limited is regulated by the JFSC to carry on deposit-taking business under the Banking Business (Jersey) Law 1991; investment business pursuant to the Financial Services (Jersey) Law 1998; fund services business pursuant to the Financial Services (Jersey) Law 1998; and has notified the JFSC that it is carrying on money service business pursuant to the Financial Services (Jersey) Law 1998.
The JFSC uses four key areas in supervising banks which are the development of regulatory requirements in relation to prudential matters, conduct of business and anti-money laundering/countering of terrorist financing/countering of proliferation financing, including by means of laws and codes of practice; on-site examinations and meetings; off-site supervision including the analysis of financial information; and international dialogue and liaison with other regulators involved in the supervision of the broader group.
The JFSC has wide powers of enforcement to address shortcomings and breaches by financial services businesses. These range from private warnings and reprimands to revocation and suspension of applicable licenses and consents, civil financial penalties and referral to the Attorney General to consider whether to pursue a criminal prosecution, among others.
Financial Services Commission (Jersey) Law 1998
The Financial Services Commission (Jersey) Law 1998 provides that the JFSC is, among other things, responsible for the supervision and development of financial services in or from within Jersey and by Jersey companies, preparing and submitting recommendations for legislation regarding financial services, supervising regulated entities, and administering laws such as the Control of Borrowing (Jersey) Law 1947 and the Companies (Jersey) Law 1991. It also has particular regard to the reduction of risk to the public of financial loss, to protecting and enhancing the reputation and integrity of Jersey, to the best economic interests of Jersey and the need to counter financial crime.

Banking Business (Jersey) Law 1991
The BBL provides that no person shall carry on or hold themselves out as carrying on a deposit taking business in or from within Jersey or in any part of the world if they are a Jersey company unless they are registered under the BBL. Butterfield Bank (Jersey) Limited holds a license under the BBL. In order to be granted a license, the JFSC will consider the integrity, competence and financial standing, amongst other factors of a company's business and that it would be in the best interests of persons who may deposit money that the company should be registered. The business must also have a physical presence in Jersey involving meaningful decision making and management, and be subject to supervision by a relevant supervisory authority. Businesses must adhere to secondary legislation and codes issued from time to time. This law also contains provisions regarding approval of principal persons, key persons and shareholders, and sets out further powers of the JFSC.
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
Collective Investment Funds (Jersey) Law 1988
Under the Collective Investment Funds (Jersey) Law, a person shall not (subject to certain exemptions) be or hold himself out as being a functionary of a recognized fund in or from within Jersey, except under a permit. For the purposes of this law, a recognized fund is a type of collective investment fund subject to additional regulations. Any person carrying on the business of an unclassified fund must also hold a certificate. This law also contains provisions regarding notification of principal persons, key persons and shareholders, and sets out further powers of the JFSC.
Bank (Recovery and Resolution) (Jersey) Law 2017
The Bank (Recovery and Resolution) (Jersey) Law 2017 came into force in 2022. Butterfield Bank (Jersey) Limited is therefore now subject to the recovery and resolution powers, as well as investigatory powers, exercisable by the Jersey Resolution Authority. Butterfield Bank (Jersey) Limited is also subject to the bank winding up procedure set out in this Law, in place of all other existing Jersey law bankruptcy proceedings.
Proceeds of Crime (Jersey) Law 1999 and Terrorism (Jersey) Law 2002
The Proceeds of Crime (Jersey) Law 1999 established certain offenses in connection with the proceeds of criminal conduct including acquiring, using or having possession or control of criminal property, concealing, disguising, converting, transferring or removing such criminal property from Jersey, and tipping off and interference with material that is likely to be relevant to an investigation.
The Terrorism (Jersey) Law 2002 contains similar offenses regarding using, possessing, providing, collecting or receiving property for the purposes of terrorism, and otherwise dealing with terrorist property.
Both the Proceeds of Crime (Jersey) Law 1999 and the Terrorism (Jersey) Law 2002 provide for a positive obligation on businesses to report any suspicions of money laundering or terrorist financing to the Jersey Financial Intelligence Unit. The Proceeds of Crime (Jersey) Law 1999 was also amended in 2022 to introduce an offense of failing to prevent money laundering by employees, agents, service providers or customers, as a result of failing to maintain and apply adequate prevention procedures.
Depositors Compensation Scheme, 2009
Pursuant to the Banking Business (Depositors Compensation) (Jersey) Regulations 2009, the Jersey Bank DCS ("Jersey DCS") is in effect in Jersey. The law covers all "eligible deposits" and, in the event of the failure of a Jersey bank, provides protection of up to £50,000 for deposits placed in Jersey per person, per banking group, for local and international depositors. The maximum liability of the Jersey DCS is capped at £100 million in any 5 year period.
Data Protection (Jersey) Law, 2018 / Data Protection Authority (Jersey) Law, 2018
The DPJL, and its companion statute the DPAJL, came into force on May 25, 2018 to coincide with implementation of the GDPR. The DPJL updated Jersey's data protection framework expressly to mirror the GDPR and ensure that Jersey retained its data protection "adequacy" status with the European Commission.
In outline, the DPJL governs the processing of personal data in Jersey or in relation to Jersey residents; it provides rights to data subjects (i.e. individuals) and places obligations on data controllers and processors of personal data including, among other matters, in relation to subject access requests, transfers of personal data and notification of data breaches. The DPAJL requires any organization which is "established" in Jersey to be registered with the JOIC and to pay an annual charge.
The JOIC is the independent authority responsible for the regulatory and enforcement functions of the DPJL and DPAJL, including the ability to levy fines.
United Kingdom
Regulatory Regime
Butterfield Mortgages Limited provides UK residential property lending services.
The primary legislation governing the provision of Butterfield Mortgages Limited's services is the FSMA and its secondary regulations. FSMA requires that in order to carry on mortgage and investment services in the UK, a firm must be authorized (or exempt) and have the necessary permissions. Butterfield Mortgages Limited is authorized and has permissions to enter into, advise on and administer regulated mortgage contracts.
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
Control
FSMA requires any person seeking to obtain (and in certain circumstances increase) control over Butterfield Mortgages Limited to first get approval from the FCA. A person will become a controller if it holds (itself or with another where they are acting together) (i) 20% or more of the shares of Butterfield Mortgages Limited or in any parent undertaking; or (ii) 20% or more of the voting power in Butterfield Mortgages Limited or any parent.
The Companies Act 2006 requires that UK incorporated companies maintain a register of persons who have significant control over them. A person will be considered to have significant control if it holds (itself or with another where they are acting together) 25% or more of the company's shares or voting rights or has the ability to appoint a majority of the board of directors.
Capital
Butterfield Mortgages Limited is subject to capital rules under the FCA's Prudential sourcebook for MIPRU. The MIPRU capital rules stipulate the minimum level and quality of capital that must be maintained to support the activities carried on.
AML and Financial Crime
Butterfield Mortgages Limited is subject to a range of legislation at a UK level requiring it to take steps to detect and prevent potential money laundering, financial crime or terrorist financing. The FCA and HM Treasury have investigatory powers in relation to suspected breaches.
The principal UK anti-money laundering legislation applicable to the regulated activities of Butterfield Mortgages Limited is the MLRs 2017 from June 26, 2017. The MLRs 2017 prescribed obligations in relation to KYC information and assessment as well as ongoing monitoring obligations.
Further, Butterfield Mortgages Limited must comply with its obligations under the Proceeds of Crime Act 2002, the Terrorism Act 2000, the Anti-terrorism, Crime and Security Act 2001, the Counter-Terrorism Act 2008 (Schedule 7), certain specific obligations under the Transfer of Funds (Information on the Payer) Regulations 2007 and certain specific obligations in FSMA (in particular with respect to market abuse and insider dealing) and the FCA Handbook. Together, this legislation requires regulated firms to create appropriate and risk-sensitive policies and procedures in relation to customer due diligence procedures and monitoring of transactions, to avoid financing terrorism or money laundering or facilitating either of these, to avoid dealing with certain persons specified by HM Treasury, and to disclose suspicious activity to the relevant regulatory authorities. In addition, Butterfield Mortgages Limited must adhere to the Bribery Act 2010 which has broad extra-territorial reach.
Butterfield Mortgages Limited must also comply with legislation of third countries to the extent that such legislation has extra-territorial effect and is applicable to it. Examples of this are the US PATRIOT Act of 2001 and The FATCA of 2010.
Data Protection Act, 2018
The DPA 2018 implements the GDPR. Butterfield Mortgages Limited is required to have in place compliant policies and procedures to meet the DPA obligations to deal with data appropriately. The DPA applies to any business or person using or holding personal data on individuals within the EU and UK. Breaches of the legislation are criminal offenses and can result in severe penalties. The Information Commissioner’s Office has regulatory and disciplinary powers and breach of the DPA can give rise to financial penalties based on a percentage of annual turnover.
Following the UK leaving the EU on January 31, 2020, the GDPR is incorporated into the UK’s domestic law under The European Union (Withdrawal Agreement) Act 2020 that makes legal provision for ratifying the Brexit Withdrawal Agreement of January 24, 2020 and implementing it into the domestic law of the United Kingdom.
Switzerland
Financial Institutions Act
The FinIA and the implementing ordinance to the FinIO entered into force on January 1, 2020. FinIA and FinIO set forth the basic provisions relating to the licensing in Switzerland of financial institutions, which includes trustees and (collective) asset managers but excludes banks and insurance companies as they are already subject to specific legislation. Pursuant to FinIA, Swiss trustees acting on a professional basis in Switzerland or from Switzerland, must obtain a license from the FINMA to carry on their trustee activities. A Swiss branch or a Swiss representative office of a foreign trustee must also obtain a license from FINMA.
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
In accordance with the obligations for existing trustees under FinIA, Butterfield Trust (Switzerland) Ltd complies with the licensing requirements as set forth under FinIA, is affiliated to a Supervisory Organization (see below under Swiss Anti-Money Laundering Act) and was granted a Trustee license by FINMA on January 15, 2024.
Swiss Anti-Money Laundering Act
The AMLA and the related implementing ordinances apply to financial intermediaries, which include trustees. It governs the combating of money laundering and terrorist financing. It ensures the exercise of due diligence by the financial institutions in the conduct of financial transactions. Pursuant to AMLA, financial institutions must affiliate to a recognized Self-Regulatory Organisation or a recognized Supervisory Organisation (see above under Financial Institutions Act) which shall supervise compliance by financial intermediaries of their duties set out in AMLA. Butterfield Trust (Switzerland) Ltd must comply with its obligations under AMLA and is currently affiliated to SO-FIT, a Supervisory Organisation licensed and supervised by FINMA.

Swiss Data Protection Act
On September 1, 2023, the revised DPA and the DPO entered into force. The revision responds to technological advancements, aligns Swiss data protection law with international data protection standards, including the GDPR, to allow Switzerland to uphold its status as a country adequately protecting personal data from an EU perspective. The DPA and DPO aim to protect the privacy and the fundamental rights of persons when their data is processed. The DPA and DPO provide for several requirements and limits with respect to data processing in Switzerland as well as the transfer of data outside Switzerland. The data protection legislation applies to any private entity processing data related to individuals ("data subjects"). Data processing is defined as any handling of personal data, irrespective of the means and procedures used, in particular the collection, storage, keeping, use, modification, disclosure, archiving or destruction of data.

The DPA and DPO impose a series of duties on the so-called controller of the processing of personal data, i.e. the person who defines the purpose and controls the content of the collected personal data. The activities of Butterfield Trust (Switzerland) Ltd imply the processing of personal data of various data subjects. As a result, it is to comply with the provisions of the DPA when processing personal data.

The general principles of the Swiss data protection legislation include the obligations to process personal data lawfully, and to ensure that the processing is carried out in good faith and to be proportionate. Further, personal data may only be collected for a specific purpose that the data subject can recognize and must be destroyed or anonymized as soon as they are no longer required. The controller must also arrange the data processing in technical and organizational terms so that the principles as set forth in the DPA and DPO are respected. In particular, the controller must guarantee a level of data security appropriate to the risk of accidental destruction, loss, theft and any other unauthorized use, by taking suitable technical and organizational measures. Under the DPA, the data subjects have a right of access to their personal data if they request so and have the opportunity to request the correction of the personal data that is inaccurate. A data subject may also request the controller to deliver the personal data in an electronic format. Finally, the revised DPO now appends a list of countries providing for adequate data protection legislation for cross-border transfer purposes.
Singapore
Butterfield Trust (Asia) Limited holds a trust business license issued by the MAS pursuant to the TCA.

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
Some countries, including Bermuda, the Cayman Islands, Guernsey, Jersey, the UK, Singapore, Switzerland and The Bahamas, have entered into, and other countries are expected to enter into, intergovernmental agreements ("IGAs") with the United States to facilitate the type of information reporting required under FATCA. While the existence of IGAs will not eliminate the risk of the withholding described above, these agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. IGAs will often require financial institutions in those countries to report some information on their US accountholders to the taxing authorities of those countries, which will then pass the information to the IRS.
The Group closely monitors all present and new legislation that is or will be applicable for its organization, and is continuing to monitor all implications of FATCA and legislation of countries that have entered into intergovernmental agreements. While monitoring these implications, the Group is and will be in close contact with all of its stakeholders, including its peers and financial industry representative organizations.
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
Future Legislation and Regulation
The above jurisdictions and the other jurisdictions in which we operate may enact legislation from time to time that affects the regulation of the financial services industry or that affect the regulation of financial institutions chartered by or operating in those jurisdictions. These governments and their regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. For example, see Item 3.D “Risk Factors – Regulatory and Tax-Related Risks – We operate in a complex and changing regulatory environment and legal and regulatory changes or our failure to comply with laws and regulations could have a negative impact on our business, financial condition or results of operations“ and Item 3.D “Risk Factors – Risks Relating to Our Strategy, Brand, Portfolio and Other Aspects of Our Business – Requirements and expectations from our regulators and other stakeholders on environmental, social and governance issues could significantly impact our business”. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could impact the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and modify our business strategy, and limit our ability to pursue business opportunities in an efficient manner. Our business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.
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

C.Organizational Structure
Refer to Item 4.B. "Business Overview".

D.Property, Plants and Equipment
Our corporate headquarters is located at 65 Front Street, Hamilton HM 12, Bermuda. In addition to our corporate headquarters we also maintain offices in the Cayman Islands, Guernsey, Jersey, the UK, The Bahamas, Switzerland, Singapore, Mauritius and Canada. Additionally, we operate three branch locations in Bermuda and three branch locations in the Cayman Islands. Premises are owned in Bermuda and the Cayman Islands, with the remainder being held under commercial leases.

E.Selected Statistical Data
The following tables present select statistical information as required by subpart 1400 of Regulation S-K.
Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential
Average Balance Sheet and Interest Rates
The following table presents average consolidated balance sheets and net interest income for the years indicated:

	For the year ended December 31
	2023			2022			2021
(in millions of $)	Average balance	Interest income (expense)	Average yield/ rate	Average balance	Interest income (expense)	Average yield/ rate	Average balance	Interest income (expense)	Average yield/ rate
Assets
Cash and cash equivalents — Interest bearing	1,704.1	67.3	3.95%	1,903.9	19.8	1.04%	2,615.4	0.5	0.02%
Securities purchased under agreement to resell	81.7	4.6	5.62%	118.2	2.5	2.12%	148.1	0.9	0.60%
Short-term investments	862.9	40.3	4.67%	1,110.6	10.9	0.98%	1,208.7	0.1	0.01%
Available-for-sale	1,925.3	35.6	1.85%	2,581.8	38.9	1.51%	3,105.4	48.4	1.56%
Held-to-maturity	3,604.8	80.5	2.23%	3,476.3	76.9	2.21%	2,587.8	53.5	2.07%
Investment in securities(1)	5,530.1	116.1	2.10%	6,058.1	115.8	1.91%	5,693.2	101.9	1.79%
Commercial loans	1,393.9	93.1	6.68%	1,477.5	76.7	5.19%	1,585.8	72.1	4.55%
Consumer loans	3,519.8	224.2	6.37%	3,616.0	172.7	4.78%	3,614.0	149.5	4.14%
Total loans, net of allowance for credit losses(2)	4,913.7	317.4	6.46%	5,093.5	249.4	4.90%	5,199.9	221.5	4.26%
Interest-earning assets	13,092.5	545.6	4.17%	14,284.3	398.4	2.79%	14,865.3	324.9	2.19%
Other assets	409.1			370.3			367.4
Total assets	13,501.5			14,654.6			15,232.7
Liabilities
Deposits	9,410.9	(170.5)	(1.81)%	10,269.1	(45.2)	(0.44)%	10,845.3	(15.5)	(0.14)%
Securities sold under agreement to repurchase	1.4	(0.1)	(5.59)%	0.6	—	(3.95)%	—	—	—%
Long-term debt	129.2	(8.1)	(6.26)%	172.1	(9.6)	(5.58)%	171.7	(9.6)	(5.59)%
Interest bearing liabilities	9,541.4	(178.7)	(1.87)%	10,441.8	(54.8)	(0.52)%	11,016.9	(25.1)	(0.23)%
Non-interest bearing current accounts	2,803.6			3,033.3			2,895.0
Other liabilities	248.2			284.3			295.1
Total liabilities	12,593.2			13,759.3			14,207.0
Shareholders' equity	908.3			895.3			1,025.7
Total liabilities and shareholders' equity	13,501.5			14,654.6			15,232.7
Non-interest bearing funds net of non-interest-earning assets (free balance)	3,551.1			3,842.5			3,848.4
Net interest margin		367.0	2.80%		343.6	2.41%		299.8	2.02%
Net interest spread			2.62%			2.32%			1.95%
Ratio of average interest earning asset/ interest bearing liabilities	137.2%			136.8%			134.9%
______________________________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)Interest income and rates on loans include loan fees (2023: $5.1 million; 2022: $6.3 million and 2021: $7.0 million). Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented. Interest income on non-accrual loans is recognized only to the extent it is received in cash. See "Note 2: Significant accounting policies" of our audited consolidated financial statements for further information.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense
The following table presents the amount of changes in interest income and interest expense from December 31, 2022 to December 31, 2023 and from December 31, 2021 to December 31, 2022, due to changes in both average volume and average rate. Changes not solely due to volume or rate have been allocated to volume.

	2023 compared to 2022			2022 compared to 2021
(in millions of $)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)
	Volume	Rate		Volume	Rate
Interest income related to:
Cash and cash equivalents — Interest bearing	(7.82)	55.32	47.50	(7.45)	26.75	19.30
Securities purchased under agreement to resell	(2.03)	4.13	2.10	(0.65)	2.25	1.60
Short-term investments	(11.60)	41.00	29.40	(0.98)	11.78	10.80
Available-for-sale	(12.09)	8.79	(3.30)	(7.91)	(1.59)	(9.50)
Held-to-maturity	2.79	0.81	3.60	19.68	3.72	23.40
Total investment in securities(1)	(9.30)	9.60	0.30	11.77	2.13	13.90
Commercial loans	(5.61)	22.01	16.40	(5.67)	10.27	4.60
Consumer loans	(6.18)	57.68	51.50	0.09	23.11	23.20
Total loans, net of allowance for credit losses(2)	(11.79)	79.69	67.90	(5.58)	33.38	27.80
Total interest-earning assets	(42.54)	189.74	147.20	(2.89)	76.29	73.40
Interest expenses related to:
Deposits	15.59	(140.89)	(125.30)	2.53	(32.23)	(29.70)
Long-term debt	2.68	(1.18)	1.50	(0.02)	0.02	—
Total interest bearing liabilities	18.27	(142.07)	(123.80)	2.51	(32.21)	(29.70)
Change in net interest income	(24.27)	47.67	23.40	(0.38)	44.08	43.70
______________________________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.
(2)Interest income and rates on loans include loan fees (2023: $5.1 million; 2022: $6.3 million and 2021: $7.0 million). Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.
Investment Portfolio
The following table presents an analysis of the weighted average yields for interest bearing debt securities as at December 31, 2023:

	Remaining term to maturity
	Within 1 year	1 to 5 years	After 5 through 10 years	After 10 years	No specific or single maturity	Total
Available-for-sale (measured at fair value)
US government and federal agencies	1.27%	1.08%	—%	—%	2.74%	2.01%
Non-US governments debt securities	0.49%	0.58%	—%	—%	—%	0.52%
Asset-backed securities - Student loans	—%	—%	—%	—%	1.69%	1.69%
Residential mortgage-backed securities	—%	—%	—%	—%	3.23%	3.23%
Weighted average yield(1)	0.94%	1.00%	—%	—%	2.75%	1.83%
Held-to-maturity (measured at amortized cost)
US government and federal agencies	—%	—%	—%	—%	2.50%	2.50%
Weighted average yield(1)	—%	—%	—%	—%	2.50%	2.50%
Total Weighted average yield(1)	0.94%	1.00%	—%	—%	2.55%	2.26%
___________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

Loan Portfolio
Maturity Profile of the Loan Portfolio
The following table presents certain items in our loan portfolio by contractual maturity as at December 31, 2023:

	Remaining term to average contractual maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 years through 15 years	After 15 years	No specific maturity(1)	Total
Commercial loans
Government	16.9	6.4	251.7	—	—	275.0
Commercial and industrial	75.6	192.5	12.3	1.7	—	282.1
Commercial overdrafts	118.8	—	—	—	—	118.8
Total Commercial loans	211.3	198.9	264.0	1.7	—	675.9
Commercial real estate loans
Commercial mortgage	13.5	167.2	408.0	8.1	—	596.8
Construction	1.6	7.3	2.0	—	—	10.9
Total Commercial real estate loans	15.1	174.5	410.0	8.1	—	607.7
Consumer loans
Automobile financing	1.0	16.8	1.1	—	—	18.9
Credit card	85.6	—	—	—	—	85.6
Overdrafts	42.7	—	—	—	—	42.7
Other consumer	9.8	19.1	13.0	2.6	—	44.5
Total Consumer loans	139.1	35.9	14.1	2.6	—	191.7

Total Residential mortgages	446.3	946.6	810.4	1,096.9	—	3,300.2

Non-interest bearing items without a contractual maturity(1)	—	—	—	—	(3.9)	(3.9)

Total	811.8	1,355.9	1,498.5	1,109.3	(3.9)	4,771.6

The following table presents our loan portfolio by maturity and type of interest as at December 31, 2023:

	Remaining term to average contractual maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 years through 15 years	After 15 years	No specific maturity(1)	Total
Loans with fixed interest rates:
Commercial loans	1.9	59.9	259.1	—	—	320.9
Commercial real estate loans	0.3	105.1	267.7	6.2	—	379.3
Consumer loans	1.3	4.4	3.7	1.2	—	10.6
Residential mortgages	141.2	573.3	336.2	669.8	—	1,720.5
Total Loans with fixed interest rates	144.7	742.7	866.7	677.2	—	2,431.3
Loans with floating or adjustable interest rates:
Commercial loans	209.4	139.0	4.9	1.7	—	355.0
Commercial real estate loans	14.8	69.4	142.3	1.9	—	228.4
Consumer loans	137.8	31.5	10.4	1.3	—	181.0
Residential mortgages	305.1	373.3	474.2	427.2	—	1,579.8
Total loans with floating or adjustable interest rates	667.1	613.2	631.8	432.1	—	2,344.2

Non-interest bearing items without a contractual maturity(1)	—	—	—	—	(3.9)	(3.9)

Total loans	811.8	1,355.9	1,498.5	1,109.3	(3.9)	4,771.6
(1)Included here are items without a contractual maturity such as deferred loans fees and fair value adjustments.

Credit Ratios
The following table presents our credit ratios for the years indicated:

	For the year ended December 31
(in millions of $)	2023	2022	2021
Allowance for credit losses to total loans outstanding:
Allowance for credit losses	25.8	25.0	28.1
Total loans outstanding	4,771.6	5,121.4	5,268.7
	0.5%	0.5%	0.5%
Non-accrual loans to total loans outstanding:
Non-accrual loans	61.0	63.1	61.0
Total loans outstanding	4,771.6	5,121.4	5,268.7
	1.3%	1.2%	1.2%
Allowance for credit losses to non-accrual loans:
Allowance for credit losses	25.8	25.0	28.1
Non-accrual loans	61.0	63.1	61.0
	42.2%	39.6%	46.0%
Net charge-offs (recoveries) during the period to average loans outstanding:
Commercial loans
Net charge-offs (recoveries) during the period	1.5	1.3	0.0
Average amount outstanding	678.7	741.4	758.1
	0.22%	0.18%	0.01%
Commercial real estate loans
Net charge-offs (recoveries) during the period	0.0	0.0	0.0
Average amount outstanding	608.2	647.3	747.0
	—%	—%	—%
Consumer loans
Net charge-offs (recoveries) during the period	0.8	1.6	(0.1)
Average amount outstanding	188.0	195.7	211.1
	0.43%	0.80%	(0.05)%
Residential Mortgages
Net charge-offs (recoveries) during the period	1.5	2.7	2.5
Average amount outstanding	3,431.1	3,514.8	3,516.9
	0.04%	0.08%	0.07%
Total loans
Net charge-offs (recoveries) during the period	3.8	5.5	2.5
Average amount outstanding	4,913.7	5,093.5	5,199.9
	0.08%	0.11%	0.05%
Allowance for credit losses to loans outstanding remained flat at 0.5% in 2023 and 2022.
Non-accrual loans to total loan outstanding ratio remained relatively flat at 1.3% in 2023 from 2022.
Net charge-off (recoveries) ratio decreased from 0.11% to 0.08% in 2023 from 2022 mainly due to a reduction in consumer loan and residential mortgage charge-offs.

Allocation of the Allowance for Credit Losses

	December 31, 2023
(in millions of $)	Amount	Percent of loans in each category to total loans
Balance at End of Period Applicable to:
Commercial	11.2	14%
Commercial real estate	1.4	13%
Consumer	3.1	4%
Residential Mortgage	10.0	69%
	25.8	100%
See "Note 6: Loans" to our audited consolidated financial statements as at December 31, 2023 for the breakdown of allowance for credit losses by each loan category.
Deposits
The following table presents our deposits by category for the years indicated:

	For the year ended December 31
	2023		2022		2021
(in millions of $)	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Interest bearing deposits
Bermuda
Demand	1,936.2	0.23%	2,120.7	(0.01)%	2,151.8	(0.02)%
Term	771.0	3.10%	658.5	0.89%	654.5	0.52%
Total Bermuda	2,707.2		2,779.2		2,806.3
Non-Bermuda
Demand	4,062.8	0.80%	5,308.4	0.18%	5,853.8	(0.04)%
Term	2,640.8	4.15%	2,181.5	1.35%	2,185.2	0.68%
Non-Bermuda	6,703.6		7,489.9		8,039.0
Total interest bearing deposits	9,410.8		10,269.1		10,845.3
Non-interest bearing demand deposits
Bermuda	1,730.2		1,878.8		1,810.0
Non-Bermuda	1,073.4		1,154.5		1,085.0
Total non-interest bearing deposits	2,803.6		3,033.3		2,895.0

The following table presents the amount of uninsured deposits by reportable segment:

	As at December 31
(in millions of $)	2023	2022
Bermuda(1)	4,235.2	4,252.6
Cayman(2)	4,005.1	4,292.8
Channel Islands and the UK(3)(4)	3,456.3	4,161.9
	11,696.6	12,707.3
___________________________
(1)The Bermuda Deposit Insurance Scheme covers only BMD deposits up to a maximum of $25,000 per group of depositor relationships. Eligibility is limited to individuals; sole proprietors; partnerships; unincorporated associations; charities; and companies registered in the Register of Small Businesses maintained by the Bermuda Economic Development Corporation.
(2)Cayman Islands currently has no deposit insurance scheme in place.
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

The following table presents the amount of uninsured time deposits by reportable segment and time to maturity as at December 31, 2023:

	Remaining term to contractual maturity
(in millions of $)	Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
Time deposits in excess of insured limit:
Bermuda	31.6	17.6	30.6	28.9	108.7
Channel Islands and the UK	156.2	49.9	72.2	—	278.3
Total time deposits in excess of insured limit	187.8	67.5	102.8	28.9	387.0
Time deposits in uninsured accounts:
Bermuda	652.6	37.7	130.7	45.7	866.7
Cayman	839.5	141.6	47.9	4.5	1,033.5
Channel Islands and the UK	983.6	218.7	179.2	—	1,381.5
Total time deposits in uninsured accounts	2,475.7	398.0	357.8	50.2	3,281.7

Total uninsured time deposits	2,663.5	465.5	460.6	79.1	3,668.7

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
Overview
We are a full service bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through our four reportable segments, three geographical and one other: Bermuda, the Cayman, the Channel Islands and the UK and Other. We offer banking services, comprising of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In our Bermuda and Cayman segments, we offer retail banking and wealth management. In our Channel Islands and the UK segment, we offer retail and corporate banking and wealth management. The Other segment includes our operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland. In these jurisdictions we either provide wealth management or operate service centers. These jurisdictions individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as a non-reportable operating segment.
The following table details our Net Revenue in total and by segment, as well as our total assets, total loans, total deposits, total AUA (which includes trust and custody AUA) and AUM for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

	For the year ended December 31
	2023	2022	2021
Net Revenue
% of Net Revenue from:
Bermuda segment	45.1%	43.8%	45.2%
Cayman segment	33.6%	32.1%	29.1%
Channel Islands and the UK segment	15.3%	18.9%	20.3%
Other segment	6.1%	5.3%	5.4%

(in millions of $)
Summary Balance Sheet
Total Assets	13,374.0	14,306.1
Total Loans	4,745.8	5,096.4
Total Deposits	11,986.7	12,991.1
Assets under administration
Custody and other administration services	30,311.5	32,181.7
Trust	132,385.0	106,154.6
Assets under management
Butterfield Funds	1,970.7	1,752.5
Other assets under management	3,559.1	3,296.3

Market Environment

Our business is affected by international, regional and local economic conditions as well as, the perception of future economic prospects. The significant macro-economic factors that impact our business include the US and global economic landscapes, unemployment rates, the housing markets and interest rates. In early 2023, the U.S. Federal Reserve slowed its pace of monetary tightening to a 25 basis point per meeting increase and ultimately halted rate increases in July 2023. The Overnight Federal Funds Rate has increased 525 basis points over the prior 6 quarters. Since July 2023, both the Bank of England and the European Central Bank have paused monetary tightening as well. While the interest rate markets continue to display relatively high levels of volatility, on balance, longer term interest rates ended 2023 fairly close to where they began the year. As we enter 2024, both equity and credit markets around the US and Europe may be continuing to trade with lower concern of a major economic slowdown that usually results from restrictive monetary policy.

Bermuda Segment

Bermuda’s economy grew an estimated 3.1% in 2022 and Real GDP was 96% compared to 2019 levels of GDP, indicating that Bermuda has substantially recovered from the COVID-19 pandemic economic impacts. The first six months of 2023 have shown initial growth of 3.5% and this has been driven by continued strength within the International Business sector and the return of tourism from relaxing of COVID-19 related restrictions. Total employment in 2022 was up 2.0%, with International Business employment up 6.4% and Hospitality up 7.2% for the period.

International business, especially the reinsurance and captive insurance markets, continues to grow, attracting new capital and embarking on a initiative to be a world leader in Climate Risk Finance. Bermuda remains the world’s largest captive domicile, one of the largest markets for reinsurance underwriting and the largest market for insurance-linked securities. Recovery for small- and medium-sized local enterprises, however, has been sluggish.

Retail activity is still short of 2019 levels. Consumer imports via online retailers remains at elevated levels and a portion can be attributed to a slower than expected recovery in the hospitality and retail sector. While the overall inflation levels recorded in Bermuda have been modest, there has been significant impacts seen from specific categories, notably food costs and energy costs, although fuel costs were mitigated by a Government price cap put in place to minimize impacts from global price increases.

Airlift has continued to grow, however, total seats available in 2023 are estimated at approximately 75% of 2019 levels. Additionally, a Bermuda based airline has commenced operations to three markets, which should further increase airlift capacity. Bed nights sold are approximately 63% of 2019 levels, with the largest hotel (650 rooms) remaining offline pending redevelopment and another large resort currently in receivership and likely progressing to a sale. However, recent hotel operating performance has been strong, with increases in Revenue per Available Room and an improvement in average occupancy rates to pre-pandemic levels of above 60%. Cruise arrivals had a recovery in 2023 and were only slightly down from 2019 levels. A full recovery of the tourism sector is not expected until at least 2025.

Construction activity has suffered from a lack of large projects but has been sustained by smaller scale works in the residential sector. There are an estimated 500 Airbnb units now available on the island, down slightly from pre-pandemic levels. In the real estate sector, rents continue to climb due to a lack of inventory against current demand. Housing sales have remained stable but still lag behind pre-pandemic levels, however, current real estate prices have also remained stable.

Government finances continue to improve with total revenue expected to exceed the target for the 2023-2024 fiscal year, largely from increases in payroll tax receipts and customs duties. Expenses have also risen to assist resident Bermudians in need of financial support and capital expenditure directed at affordable housing. The budgeted deficit is forecasted to come in at an improved position with the government continuing its pledge to bring a balanced budget for the 2024-25 fiscal year and thereafter run a surplus of at least $50 million to begin reducing the $3.2 billion in outstanding debt. All of the rating agencies have recently reaffirmed their debt ratings and maintain a ‘stable’ outlook for the jurisdiction.

See Item 3.D. "Risk Factors - Risks Relating to the Markets in Which We Operate - Adverse economic and market conditions in Bermuda, the Cayman Islands and the Channel Islands and the UK, have in the past resulted in and could in the future result in lower revenue, lower asset quality, increased provisions and lower earnings" and Item 3.D. “Risk Factors - Risks Relating to the Markets in Which We Operate - A decline in tourism in Bermuda and the Cayman Islands could adversely affect our business, financial condition or results of operations”.

	2023E	2022E	2021	2020	2019
Bermuda GDP (in millions of BMD $)	7,900	7,600	7,100	6,900	7,400
% change from prior year	3.9%	7.0%	2.9%	(6.8)%	3.6%
Source: Government of Bermuda, Department of Statistics, Economist Intelligence Unit
Cayman Segment
The Cayman Islands continues to experience a recovery in both cruise and stay-over tourism with arrivals in 2023 projected to be at 70% of 2019 levels for cruise passengers and above 80% for air arrivals. Cayman Island’s GDP is projected to have grown by 3.0% in 2023 amidst this continued economic recovery. GDP growth expectations for 2024 and 2025 are 2.0% and 3.2%, respectively. Financial services and tourism are expected to remain the key drivers of growth along with ongoing development of condominiums, hotels, apartment complexes and residential homes, keeping the construction sector vibrant for the near term. Interest rates at current levels have however moderated appetite for new speculative development.

The Cayman Islands has experienced a meaningful increase in its population in order to service the recovering and expanding economy. This manpower expansion coincided with rapidly rising interest rates which resulted in significant cost pressures on all imported goods, materials and food, as well as the cost of accommodation rentals and ownership. Inflation has moderated somewhat and is anticipated to be 4.3% for 2023. Projections for inflation in 2024 and 2025 are 3.0% and 2.0%, respectively. Real estate transaction levels reported sales of $0.9 billion in 2023, down 10.8% from 2022 sales levels of $1.0 billion. The all-time record sales level of $1.1 billion was achieved in 2021.

The Cayman Islands Government is forecasting a budgetary surplus for 2023 resulting from better than planned revenues from economic expansion. Surpluses in each of 2024 and 2025 are planned in government’s recently approved two-year budget process.

	2023E	2022E	2021	2020	2019
Cayman Islands GDP (in millions of $)	6,807	6,524	6,028	5,647	5,942
% change from prior year	4.3%	8.2%	6.7%	(5.0)%	7.5%
Source: Economist Intelligence Unit
Channel Islands and UK Segment

2022 was a year of economic strength, but with challenging market conditions as forward-looking markets priced for the negative implications of higher inflation and interest rates. Conversely, 2023 has been a period of weakening economic growth (outside of the US), but more robust financial markets.

The UK's economic growth remains positive, but has fallen from a rate of 4% in 2022 to just 0.6% through 2023. Higher levels of inflation have seen wages fail to keep pace in real terms through much of the year, weighing on consumer sentiment. This has been further compounded by interest rates increasing from 3.5% in January to 5.25% by year end, which has negatively impacted activity and pricing in the property market. Stubbornly high inflation had seen the market expectations for base rates reach 6.5% in the current cycle. More recently however, evidence of an economic slowdown and tempering of inflation data has seen the outlook shift, such that official interest rates are now seen at or close to their peak, with an expectation of easing through 2024. Economic growth is likely to remain lackluster through 2024 despite an easing of monetary policy and wage growth being positive in real terms. With debt to GDP at 101% and the current deficit at 9.5%, the UK has limited room for maneuvering while keeping its AA credit rating from S&P intact.

The experience in the Channel Islands has been similar to that of the UK. 2022 figures show real GDP growth of 3.7% in Guernsey and 5.9% in Jersey, taking both economies in the region of 4% above the level of activity experienced pre-COVID-19 – whereas the UK is largely flat against the 2019 benchmark. More recently, the Channel Islands economies have slowed, and economic growth is likely to be closer to that witnessed in the UK. Again, the effects of higher inflation and interest rates have weighed on the economies especially the housing markets, where the number of transactions are substantially lower than levels seen in 2021 and 2022. The Channel Islands remain reliant on the finance industry, where finance, insurance and associated services account for approximately 45% of GDP in Guernsey and Jersey. Fiscally, both islands reported a (surprise) surplus in their last full financial year, although expectations are that pressures on healthcare services and the shrinking of the working age populations will pressure the fiscal balance in future years. This has been recognized by S&P, who revised their Guernsey rating down to A+. Jersey, with a broader tax base (and GST) remains at AA-.

Our operations in the Channel Islands and UK use the Pound Sterling as their functional currency, and are closely linked to economic trends in both the UK and the Eurozone due to the close relationships between the UK and Europe, despite the Channel Islands autonomy from the UK. See Item 3.D. “Risk Factors".

Against this backdrop, our banking businesses in the Channel Islands has seen a decline in custody and corporate deposit balances in the first half of the year with stability in the second half and a slowdown from local loan demand as the local mortgage markets slowed. While our loan offering has continued to be competitive in the UK market, specifically in the Prime Central London property market, we have seen a higher volume of loans repay in 2023 as clients utilize their excess liquidity to pay down debt. In order to diversify the balance sheet, the banking business has launched the Island Saver deposit product to build local deposits and has launched the credit card offering in Q4 2023 which creates a great opportunity to further build our local retail client base.

	2022 CE	2021 CE	2020	2019	2018
Guernsey GDP (GVA Market/GBP (in £ Millions))	3,349	3,230	3,007	3,234	3,210
Annual Changes (%)	3.7%	7.4%	(7.0)%	0.8%	—%
Source: States of Guernsey

	2022	2021	2020	2019	2018
Jersey GDP (GBP (in £ millions))	5,761	5,438	4,918	5,467	5,355
Annual Changes (%)	5.9%	10.6%	(10.0)%	2.1%	1.9%
Source: States of Jersey
We continue to maintain a cautious stance with a liquid balance sheet, a conservative investment portfolio, and no reliance on wholesale funding. Total liquid cash and investments made up 61.0% of our balance sheet at December 31, 2023, which is slightly down from 61.3% at December 31, 2022.
2023 Overview
In 2023, our net income increased by $11.5 million to $225.5 million from $214.0 million in 2022. This increase is driven primarily by the impact of higher market interest rates on net interest income and increased non-interest income partially offset by higher non-interest expenses and a higher provision for current expected credit losses. Management continued to focus on the diligent management of capital, expenses and risks, and maintaining our strong capital position with CET1 and Total capital ratios of 23.0% and 25.4%, respectively, as at December 31, 2023. For the year ended December 31, 2023, the Board declared four quarterly dividends of $0.44 per share totaling $1.76 for each common share held on record as of the applicable record dates, and repurchased 3.1 million common shares from the share repurchase programs. On December 5, 2023, the Board approved a new share repurchase program authorizing the purchase of up to 3.5 million common shares expiring on December 31, 2024. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory requirements. See Item 8.A. "Consolidated Statements and Other Financial Information - Dividend Policy" and Item 3.D. "Risk Factors – Risks Relating to the Common Shares - Holders of our common shares may not receive dividends" elsewhere in this report for further details.

The quality of our assets remained strong even though total assets decreased year-over-year by $0.9 billion to $13.4 billion, driven primarily by decreased deposit levels across all banking jurisdictions as customers activated their funds and sought higher yielding products. Deposits were down by $1.0 billion to $12.0 billion while loans decreased by $0.3 billion to $4.7 billion. The decrease in loans was driven by scheduled paydowns in the portfolio as well as prepayments in the Cayman and Channel Islands and UK residential mortgage portfolio. Investments were down by $0.4 billion to $5.3 billion driven by paydowns and maturities in the portfolio, the majority of which were invested into short-term treasury assets. Overall liquidity remained strong, as measured by cash and cash equivalents, securities purchased under agreements to resell, short-term investments and investments in securities as a percentage of total assets, ending the year at 61.0% compared to 61.3% in the prior year.

Our shareholders’ equity increased year-over-year by $138.8 million to $1.0 billion, which was primarily a result of organic growth through net income net of dividends paid out during the year, a decrease in unrealized losses on the AFS investment portfolio and partially offset by common share repurchases and retirements throughout the year.
Key contributors to our 2023 results were as follows:
•Profitability:  Net income increased year-over-year by $11.5 million, or 5.4%, to $225.5 million, primarily due to higher market interest rates and increased non-interest income driven by trust income from the recent Credit Suisse global trust acquisition and partially offset by higher non-interest expenses and a higher provision for current expected credit losses.
•Net interest margin:  NIM increased by 39 basis points to 280 basis points compared to 241 basis points in 2022. The increase in NIM was due to increased market interest rates across the yield curve; loan yields increased by 156 basis points to 646 basis points; the investment portfolio yields increased by 19 basis points to 210 basis points; and yields on cash and cash equivalents, securities purchased under agreements to resell and short-term investments were up by 317 basis points to 423 basis points. The cost of funding increased and saw expense yields increasing by 106 basis points to 140 basis points due to higher market rates.
•Expenses:  Total non-interest expenses increased year-over-year by $20.7 million to $352.3 million in 2023, largely due to $13.6 million increase in staff-related costs due to a group-wide restructuring that resulted in the recognition of redundancy expenses, and the onboarding of staff related to the Credit Suisse global trust acquisition; $5.2 million increase in technology and communications as the core banking system upgrade came into operation and $1.4 million increase in professional and outside services costs relating to the Credit Suisse asset acquisition. These expenses included $10.0 million of non-core expenses that comprise mainly of the group-wide restructuring that resulted in the recognition of redundancy expenses and costs relating to the Credit Suisse acquisition. The core efficiency ratio decreased from 58.9% in 2022 to 58.1% in 2023, reflecting the rate of core non-interest expense relative to the increase in revenue.
•Deposits: Deposits decreased year-over-year by $1.0 billion to $12.0 billion as at December 31, 2023. The deposit balance decreased across all jurisdictions as expectations of market interest rates remaining higher for longer emerged and clients began activating deposits and seeking higher yielding products. Costs of funds increased for similar reasons. Interest bearing deposit costs increased by 137 basis points to 181 basis points in 2023. With non-interest bearing deposits totaling $2.7 billion on December 31, 2023, the average cost of deposits for the year increased by 106 basis points to 140 basis points.
•Loan quality:  As at December 31, 2023, we had gross non-accrual loans of $61.0 million representing 1.3% of total gross loans, a decrease from $63.1 million, or 1.2%, of total loans at December 31, 2022. The decrease in non-accrual loans was driven by the net settlements of residential mortgages in the Channel Islands and UK segment and partially offset by a number of net new Bermuda residential mortgages moving to non-accrual status.

2022 Overview
In 2022, our net income increased by $51.4 million to $214.0 million from $162.7 million in 2021. This increase is driven primarily by the impact of higher market interest rates on net interest income, increased non-interest income offset by higher non-interest expenses and a higher provision for future expected credit losses due to weaker macroeconomic forecasts. Management continued to focus on the diligent management of capital, expenses and risks, and maintaining our strong capital position with CET1 and Total capital ratios of 20.3% and 24.1%, respectively, as at December 31, 2022. For the year ended December 31, 2022, the Board declared four quarterly dividends of $0.44 per quarter totaling $1.76 for each common share held on record as of the applicable record dates, and repurchased 102,000 common shares from the existing share repurchase program. Subsequent to year end, the Board approved a new share repurchase program authorizing the purchase of up to 3.0 million common shares expiring on February 29, 2024. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory requirements. See Item 8.A. "Consolidated Statements and Other Financial Information - Dividend Policy" and Item 3.D. "Risk Factors – Risks Relating to the Common Shares - Holders of our common shares may not receive dividends" elsewhere in this report for further details.

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
Key contributors to our 2022 results were as follows:
•Profitability:  Net income increased year-over-year by $51.4 million, or 31.6%, to $214.0 million, primarily due to higher market interest rates and increased non-interest income offset by higher non-interest expenses and a higher provision for current expected credit losses.
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

Financial Summary

	As at December 31
(in millions of $)	2023	2022	Dollar change	Percent change
Assets
Cash and cash equivalents	1,646.6	2,100.8	(454.2)	(21.6)%
Of which cash and demand deposits with banks — non-interest bearing	91.8	93.0	(1.2)	(1.3)%
Of which demand deposits with banks — interest bearing	151.1	258.2	(107.1)	(41.5)%
Of which cash equivalents — interest bearing	1,403.7	1,749.5	(345.8)	(19.8)%
Securities purchased under agreements to resell	187.3	59.9	127.4	212.7%
Short-term investments	1,038.0	884.5	153.5	17.4%
Investment in securities	5,292.2	5,727.2	(435.0)	(7.6)%
Of which equity securities at fair value	—	0.2	(0.2)	(100.0)%
Of which available-for-sale(1)	1,831.1	1,988.9	(157.8)	(7.9)%
Of which held-to-maturity(2)	3,461.1	3,738.1	(277.0)	(7.4)%
Loans, net of allowance for credit losses	4,745.8	5,096.4	(350.6)	(6.9)%
Premises, equipment and computer software, net of accumulated depreciation	154.4	146.1	8.3	5.7%
Goodwill	24.1	22.9	1.2	5.2%
Other intangible assets, net	74.8	51.5	23.3	45.2%
Equity method investments	7.1	12.5	(5.4)	(43.2)%
Other real estate owned, net	0.5	0.8	(0.3)	(37.5)%
Accrued interest and other assets	203.2	203.5	(0.3)	(0.1)%
Total assets	13,374.0	14,306.1	(932.1)	(6.5)%
Liabilities
Total deposits	11,986.7	12,991.1	(1,004.4)	(7.7)%
Of which — non-interest bearing	2,656.7	3,039.7	(383.0)	(12.6)%
Of which — interest bearing	9,330.0	9,951.4	(621.4)	(6.2)%
Employee benefit plans	88.7	92.0	(3.3)	(3.6)%
Accrued interest and other liabilities	196.5	185.9	10.6	5.7%
Long-term debt	98.5	172.3	(73.8)	(42.8)%
Total liabilities	12,370.4	13,441.2	(1,070.8)	(8.0)%
Total shareholders' equity(3)(4)	1,003.6	864.8	138.8	16.0%
Of which common share capital(4)	0.5	0.5	—	—%
Total liabilities and shareholders' equity	13,374.0	14,306.1	(932.1)	(6.5)%
Common shares outstanding (number)(4)	47.5	50.3	(2.8)	(5.6)%
______________________________
(1)Amortized cost of AFS debt securities was $1,995.1 million as at December 31, 2023 and $2,209.1 million as at December 31, 2022.
(2)Fair value of HTM debt securities was $2,976.7 million as at December 31, 2023 and $3,197.5 million as at December 31, 2022.
(3)As at December 31, 2023, the number of outstanding awards of unvested common shares was 1.5 million (December 31, 2022: 1.1 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank's common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share.
(4)Figures reflect the retirement of 3.1 million shares during the year ended December 31, 2023 (December 31, 2022: 0.1 million).

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $, except per share data)	2023	2022	2021	2022 to 2023	2021 to 2022	2022 to 2023	2021 to 2022
Interest income
Loans	317.4	249.4	221.5	68.0	27.9	27.3%	12.6%
Investments	116.1	115.8	101.9	0.3	13.9	0.3%	13.6%
Deposits with banks and other	112.1	33.2	1.4	78.9	31.8	237.7%	2,271.4%
Interest expense	(178.7)	(54.8)	(25.1)	(123.9)	(29.7)	226.1%	118.3%
Net interest income before provision for credit losses	367.0	343.6	299.8	23.4	43.8	6.8%	14.6%
Non-interest income	212.3	206.6	198.1	5.7	8.5	2.8%	4.3%
Net revenue	579.3	550.2	497.9	29.1	52.3	5.3%	10.5%
Provision for credit (losses) recoveries	(4.5)	(2.4)	3.1	(2.1)	(5.5)	87.5%	(177.4)%
Salaries and other employee benefits	(177.9)	(166.2)	(161.3)	(11.7)	(4.9)	7.0%	3.0%
Other non-interest expenses (including income taxes)	(175.2)	(169.1)	(175.7)	(6.1)	6.6	3.6%	(3.8)%
Net income before other gains (losses)	221.7	212.5	164.0	9.2	48.5	4.3%	29.6%
Total other gains (losses)	3.8	1.5	(1.4)	2.3	2.9	153.3%	(207.1)%
Net income	225.5	214.0	162.7	11.5	51.3	5.4%	31.5%
Non-core items	6.0	1.7	0.9	4.3	0.8	252.9%	88.9%
Core net income (Non-GAAP)	231.5	215.7	163.6	15.8	52.1	7.3%	31.8%
Core earnings to common shareholders (Non-GAAP)	231.5	215.7	163.6	15.8	52.1	7.3%	31.8%
Common dividends paid	(86.2)	(87.3)	(87.3)	1.1	—	(1.3)%	—%

Earnings per common share from continuing operations (in US$)
Basic	4.62	4.32	3.28	0.30	1.04	6.9%	31.7%
Diluted(1)	4.58	4.29	3.26	0.29	1.03	6.8%	31.6%
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

	For the year ended December 31
(in %, unless otherwise indicated)	2023	2022	2021
Return on average common shareholders' equity(1)	24.2	25.7	16.8
Core return on average tangible common equity(2)	27.0	28.6	18.7
Return on average assets(3)	1.7	1.5	1.1
Core return on average tangible assets(4)	1.7	1.5	1.1
Net interest margin(5)	2.80	2.41	2.02
Efficiency margin(6)	59.8	59.2	65.9
Core efficiency ratio(7)	58.1	58.9	65.5
Fee income ratio(8)	36.9	37.7	39.5
Common equity Tier 1 capital ratio(9)(10)	23.0	20.3	17.6
Tier 1 capital ratio(9)	23.0	20.3	17.6
Total capital ratio(9)	25.4	24.1	21.2
Leverage ratio(9)(10)	7.6	6.7	5.6
Tangible common equity/tangible assets(10)	6.8	5.6	5.8
Tangible total equity/tangible assets(11)	6.8	5.6	5.8
Non-performing assets ratio(12)	1.0	0.5	0.5
Non-accrual ratio(13)	1.3	1.2	1.2
Non-performing loan ratio(14)	2.8	1.5	1.4
Net charge-off (recoveries) ratio(15)	0.1	0.1	0.1
Core net income attributable to common shareholders(16)(17) (in $ million)	231.5	215.7	163.6
Core net income per common share fully diluted(18)(20) (in $)	4.70	4.33	3.28
Common equity per share(19) (in $)	21.39	17.42	19.83
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

		For the year ended December 31
(in millions of $, unless otherwise indicated)		2023	2022	2021
Reconciliation of net income (GAAP) to core net income (non-GAAP)
Net income	A	225.5	214.0	162.7
Non-core (gains), losses and expenses
Non-core (gains) losses
Liquidation settlement from an investment previously written-off(1)		(4.0)	—	—
Gain on disposal of Visa Inc. Class B shares(2)		—	—	(0.9)
Total non-core (gains) losses	B	(4.0)	—	(0.9)
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs(3)		7.9	1.0	1.5
Tax compliance review costs(4)		0.1	0.4	0.2
Settlement of client related tax inquiry(4)		—	0.2	0.1
Asset acquisition costs(5)		1.9	—	—
Restructuring charges and related professional service fees(6)		0.2	—	—
Total non-core expenses	C	10.0	1.7	1.8
Total non-core (gains), losses and expenses	D=B+C	6.0	1.7	0.9
Core net income attributable to common shareholders	E=A+D	231.5	215.7	163.6
Reconciliation of return on equity (GAAP) to core return on average tangible common equity (non-GAAP)
Core net income attributable to common shareholders	E=A+D	231.5	215.7	163.6
Average common equity	F	931.2	833.2	965.7
Less: average goodwill and intangible assets		(75.1)	(78.5)	(90.0)
Average tangible common equity	G	856.1	754.7	875.8
Return on equity	A/F	24.2%	25.7%	16.8%
Core return on average tangible common equity	E/G	27.0%	28.6%	18.7%
Reconciliation of diluted earnings per share (GAAP) to core earnings per common share fully diluted (non-GAAP)
Adjusted weighted average number of diluted common shares (in thousands)	F	49.3	49.9	49.9
Earnings per common share fully diluted	A/J	4.58	4.29	3.26
Non-core items per share	D/F	0.12	0.04	0.02
Core earnings per common share fully diluted		4.70	4.33	3.28
Reconciliation of return on average assets (GAAP) to core return on average tangible assets (non-GAAP)
Total average assets	G	13,592.9	14,596.1	15,261.8
Less: average goodwill and intangible assets		(75.1)	(78.5)	(90.0)
Average tangible assets	H	13,517.7	14,517.6	15,171.9
Return on average assets	A/G	1.7%	1.5%	1.1%
Core return on average tangible assets	E/H	1.7%	1.5%	1.1%

		For the year ended December 31
(in millions of $, unless otherwise indicated)		2023	2022	2021
Tangible equity to tangible assets
Shareholders' equity		1,003.6	864.8	977.5
Less: goodwill and intangible assets		(98.9)	(74.4)	(86.1)
Tangible common equity	I	904.7	790.4	891.4
Total assets		13,374.0	14,306.1	15,335.2
Less: goodwill and intangible assets		(98.9)	(74.4)	(86.1)
Tangible assets	J	13,275.1	14,231.7	15,249.1
Tangible common equity to tangible assets	I/J	6.8%	5.6%	5.8%
Efficiency ratio
Non-interest expenses		352.3	331.6	333.9
Less: amortization of intangibles		(5.7)	(5.7)	(6.0)
Non-interest expenses before amortization of intangibles	K	346.6	325.9	327.9
Non-interest income		212.3	206.6	198.1
Net interest income before provision for credit losses		367.0	343.6	299.8
Net revenue before provision for credit losses and other gains/losses	L	579.3	550.2	497.9
Efficiency ratio	K/L	59.8%	59.2%	65.9%
Core efficiency ratio
Non-interest expenses		352.3	331.6	333.9
Less: non-core expenses	C	(10.0)	(1.7)	(1.8)
Less: amortization of intangibles		(5.7)	(5.7)	(6.0)
Core non-interest expenses before amortization of intangibles	M	336.6	324.2	326.1
Core revenue before other gains and losses and provision for credit losses	N	579.3	550.2	497.9
Core efficiency ratio	M/N	58.1%	58.9%	65.5%
______________________________
(1)Relates to the liquidation settlement received from an investment that was previously written-off.
(2)Relates to gain on disposal of Visa Inc. Class B shares which were received as part of the restructuring of Visa U.S.A. in 2007.
(3)In 2021, primarily relates to redundancy costs associated with the transfer of Channel Islands banking operations functions from Mauritius to Butterfield's service center in Canada and Guernsey.
In 2022, relates to costs associated with the departure of a senior executive.
In 2023, relates to the group-wide restructuring that resulted in the recognition of redundancy expenses.
(4)Relates to the professional fees and final settlement of the US Department of Justice inquiry which commenced in 2013 and the settlement of a non-US corporate income tax inquiry in connection with the commercial affairs of a legacy custody client.
(5)Relates to costs incurred in the Credit Suisse asset acquisition as announced on September 2022 and completed in December 2023.
(6)Fees related to corporate restructuring.

The following charts show the trajectory of our performance from 2019 to 2023:
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
Our return on equity for 2023 of 24.2% and our Core ROATCE1 for 2023 of 27.0% were driven by a number of factors, including: significant fee income with historically low capital requirements; increasing market interest rates benefiting net interest income despite the higher cost of funding; reductions in accumulated other comprehensive losses, specifically in the AFS investment portfolio due to higher US dollar market interest rates; and our operations in corporate income tax neutral jurisdictions. As a result, our business generated core net income in 2023 well in excess of that needed to execute our organic balance sheet growth strategy.

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

The following chart shows total deposit trends for 2019 to 2023:

Deposit Balance and Funding Costs ($ in billions)
$12.4
$13.3
$13.9
$13.0
$12.0
1.40%
0.47%
0.21%
0.11%
0.34%
2019
2020
2021
2022
2023
Period-End Total Deposits
Cost of Deposit Funding

Historically, the markets in which we operate generate fewer loans than deposits, which has led us to take a conservative approach to managing our balance sheet. We accomplish this by maintaining a large cash balance and investing in high quality and liquid securities. The following chart illustrates our asset composition from 2019 to 2023:

Balance Sheet Composition - Total Assets ($ in billions)
3.1%
28.1%
31.9%
36.9%
2.8%
29.2%
33.0%
35.0%
2.4%
22.7%
40.7%
34.2%
3.1%
21.3%
40.0%
35.6%
3.5%
21.5%
39.6%
35.5%
2019
2020
2021
2022
2023
Loans
Securities
Cash & cash equivalents
Other assets

As at December 31, 2023, 21.5% of our balance sheet was cash and cash equivalents (including cash and demand deposits with banks, unrestricted term deposits, and treasury bills with a maturity of less than three months), securities purchased under agreements to resell and liquid short-term investments.

In addition to maintaining a large cash and cash equivalents balance, we also have a large and conservative securities investment portfolio. We have a disciplined investment portfolio selection process and invest in highly rated securities. We also seek to ensure that our portfolio remains liquid across market cycles: 94.4% of our portfolio was invested in US government treasuries and mortgage-backed securities issued by US governmental agencies. Our investment strategy as at December 31, 2023, aims to align the behavioral interest rate risk profile of our assets and liabilities — as at December 31, 2023, the average duration of our AFS investment portfolio was 3.3 years, the average duration of our HTM investment portfolio was 6.5 years, and the average duration of our total investment portfolio was 5.3 years. As at December 31, 2023, the total carrying value of our AFS investment portfolio was $1.8 billion, and the total carrying value of our HTM investment portfolio was $3.5 billion.

In August 2023, Fitch downgraded the US Long-Term Foreign-Currency Issuer Default Rating to 'AA+' from 'AAA' which impacted the ratings on the Banks' holdings of US government treasuries and mortgage-backed securities issued by US governmental agencies. The following charts show the composition of our investment portfolio by rating and asset type from 2019 to 2023:

The combination of our significant cash and securities portfolios helps drive our capital efficient balance sheet, with risk-weighted assets equal to 34.0% of our total assets and a Basel III total capital ratio of 25.4%, each as at December 31, 2023.

Our loan underwriting process requires that we complete a full credit assessment of every customer prior to committing to a loan, which we believe has resulted in a high quality loan portfolio. Our lending markets do not have secondary markets for loans and as such we hold all of our originated loans on our balance sheet. In 2022 and 2023, net charge-offs represented 0.11% and 0.08%, respectively, of average loans. As at December 31, 2023, our non-accrual loan balance was $61.0 million, or 1.3% of total gross loans, and our loans past due were $169.5 million or 3.6% of total gross loans, of which 84.5% were full recourse residential mortgages. As at December 31, 2023, our loan portfolio consisted of 49% floating-rate loans and 51% fixed-rate loans generally with contractual rate resets of 3 to 5 years.

The following chart shows the segment composition of our loan portfolio from 2019 to 2023:

Loan Portfolio Composition by Origination - Geography
17%
21%
18%
44%
17%
21%
18%
44%
2%
14%
25%
20%
39%
3%
14%
22%
24%
37%
4%
13%
21%
25%
37%
2019
2020
2021
2022
2023
Bermuda
Cayman
UK
Guernsey
Other

Our loan portfolio has exhibited stability over time. The following chart shows loan portfolio trends for 2019 to 2023:

Loan Balance and Yield ($ in billions)

$5.1
$5.2
$5.2
$5.1
$4.7
5%
7%
11%
15%
62%
5.36%
4%
5%
10%
15%
66%
4.54%
4%
5%
9%
13%
69%
4.26%
4%
6%
9%
12%
70%
4.90%
4%
6%
8%
13%
69%
6.46%
2019
2020
2021
2022
2023
Residential
Commercial Real Estate
Other Commercial
Government
Consumer
Loan Yield

The domestic lending markets in Bermuda, the Cayman Islands, and the Channel Islands have a limited number of participants and significant barriers to entry. 69.2% of our loan balances were residential mortgages as at December 31, 2023. These loans are attractive for a number of reasons. Our mortgages have exhibited predictable cash flows, with historically negligible refinancing activity due to significant transaction costs to refinance in these lending markets. Additionally, our mortgages in these markets have historically benefited from a manual underwriting process, low LTVs (with 78.9% of residential loans below 70% LTV as at December 31, 2023), and a full recourse legal system.

We have also generated balanced sources of non-interest income from a well-diversified customer base. For the five-year period ended December 31, 2023, our non-interest income is evenly split between banking which consists of banking and foreign exchange revenue, and wealth management, which consists of trust, asset management, and custody and other administration services.

Fee income from a typical trust client serviced in our wealth management business line is driven primarily by the size and complexity of our clients’ assets and holdings, which are generally diversified across multiple geographies; the performance of these businesses is not typically linked to the performance of the domestic economies of our local markets. Non-interest income represented 36.9% of our total Net Revenue (our fee income ratio) in 2023, and contributed significantly to the Company’s high Core ROATCE and excess capital generation as limited capital is required for our fee income business.

The following chart shows our various sources of non-interest income from 2019 to 2023:

Non-interest Income[1]

2%
7%
28%
20%
27%
16%
3%
8%
28%
20%
26%
16%
2%
8%
27%
22%
26%
15%
3%
7%
25%
23%
28%
14%
2%
6%
27%
22%
28%
15%
2019
2020
2021
2022
2023
Asset Management
Foreign Exchange Revenue
Custody and Other Administration Services
Banking
Trust
Other Non-Interest Income

2023 Non-Interest Income: $212.3 million / 36.9% Fee Income Ratio

_____________
(1) Foreign exchange revenue represents income generated from client-driven transactions in the normal course of business. We do not engage in proprietary trading.

Growth Opportunities

We expect that, all else being equal, a rising interest rate environment would generally increase our net interest income before provision for credit losses because an increase in our cost of deposits would lag an increase in yield of our cash, securities and loans. In addition, a significant portion of our deposits are non-interest bearing (22% as at December 31, 2023), and as a result, only a portion of our funding is sensitive to rising rates. Our non-interest bearing deposit balances have historically exhibited low correlation with market interest rates, a behavior that we attribute in part to a sizable client base that utilizes our bank for custody and clearing services as well as cash management purposes. Potential changes to our net interest income in hypothetical rising and declining rate scenarios, measured over a 12-month period, are presented in the chart below (these projections assume parallel shifts of the yield curves occurring immediately and no changes in other potential variables):

At December 31, 2023, a negative 100 basis points interest rate shock reflects a reduction in projected 12-month net interest income of 4.0% compared to the flat rate scenario. The loss of income is driven by lower treasury, loan and investment yields, which more than offset reduced rates paid on deposits. Refer to discussion under "- Risk Management".

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

In October 2017, we entered into an agreement to acquire Deutsche Bank’s Global Trust Solutions business, excluding its US operations. This transaction added the ongoing management and administration of the GTS portfolio, comprising approximately 1,000 trust structures for approximately 900 private clients in Guernsey, Switzerland, the Cayman Islands, and Singapore. As part of the deal, we also purchased a service company in Mauritius that also provided operations and support services to the Cayman Islands and Channel Islands banking and custody businesses. This transaction was completed in March 2018.

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

In September 2022, we entered into an agreement to acquire the assets of the Credit Suisse global trust businesses operating in Singapore, Guernsey and The Bahamas. This was completed in December 2023.

Our relationship-driven business model and international corporate clientele have allowed us to develop a stable core deposit base with historically low funding costs. We believe our customers’ deposit activity has historically been relatively inelastic to deposit pricing given the nature of corporate activity and competition in retail deposit taking in our segments. We did, however, see some pricing pressure come through in 2023 as expectations of market interest rates remaining higher for longer emerged and clients began activating deposits and seeking higher yielding products. As at December 31, 2023, we had $12.0 billion in deposits at a cost of 1.4% for the year then ended, of which 22% were non-interest bearing demand deposits, 47% were interest bearing demand deposits with a weighted-average cost of 0.58%, and 31% were term deposits with a weighted-average cost of 4.41% and an average contractual or remaining maturity of 95 days. We believe the current market conditions in Bermuda, the Cayman Islands, and the Channel Islands will allow us to continue to benefit from higher market interest rates despite a higher cost of funding.
Consolidated Results of Operations and Discussion for Fiscal Years Ended December 31, 2023, 2022 and 2021
Net Revenue
2023 vs. 2022
Total net revenue before provision for credit losses and other gains and losses for 2023 was $579.3 million, up $29.1 million, or 5.3%, from 2022. Net interest income before provision for credit losses increased from $343.6 million in 2022 to $367.0 million in 2023, an increase of $23.4 million, or 6.8%, which was primarily due to increases in yields on loans and treasury assets being higher than the cost of funding. Loan interest income increased by $68.0 million to $317.4 million as yields increased by 156 basis points. The average volume of loans outstanding decreased by $179.8 million. The decrease was driven by scheduled paydowns in the portfolio as well as prepayments in the Cayman and Channel Islands and UK residential mortgage portfolios. Investment interest income increased by $0.3 million to $116.1 million, the average volume of investments decreased by $528.1 million, and yields on investments increased by 19 basis points. Deposits with banks interest income increased by $78.9 million, or 237.8%, while the average volume decreased by $483.9 million as a result of reduced depositor funding. The total cost of deposits increased by $125.3 million or 277.4%, reflecting a 106 basis points increase to 140 basis points, driven by higher market interest rates. In addition, non-interest income was up by $5.7 million, or 2.8%, principally attributable to the onboarding of customers in our trust business from the Credit Suisse global trust acquisition and higher asset management fees due to an increase in net asset values offset by lower foreign exchange revenue driven by volume.

2022 vs. 2021
Total net revenue before provision for credit losses and other gains and losses for 2022 was $550.2 million, up $52.3 million, or 10.5%, from 2021. Net interest income before provision for credit losses increased from $299.8 million in 2021 to $343.6 million in 2022, an increase of $43.8 million, or 14.6%, which was primarily due to higher margins on all interest-earning assets and liabilities as major central banks raised interest rates with 10-year US Treasuries reaching their highest levels since 2008. Loan interest income increased by $27.8 million to $249.4 million as yields increased by 64 basis points. The average volume of loans outstanding decreased by $106.4 million. The decrease was driven by the Channel Islands and UK segment as a result of a decrease in the GBP/USD foreign exchange rate, the maturity and early repayment of a few commercial facilities and partially offset by the extension of a government facility in the Cayman Islands. Investment interest income increased by $13.9 million to $115.8 million, the average volume of investments increased by $0.4 billion, and yields on investments increased by 12 basis points. Deposits with banks interest income increased by $31.8 million, or 2,199.2%, while the average volume decreased by $839.6 million as a result of reduced depositor funding. The total cost of deposits increased by $29.7 million or 191.6%, reflecting a 23 basis points increase to 34 basis points, driven by pricing pressure in the more competitive Channel Islands markets. In addition, non-interest income was up by $8.5 million, or 4.3%, principally attributable to volume-driven increases in both banking and foreign exchange revenue coupled with one-off loan restructuring and breakage fees.
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
The following table presents the components of net interest income for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31
	2023			2022			2021
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents, securities purchased under agreements to resell, and short-term investments	2,648.7	112.1	4.23%	3,132.6	33.2	1.06%	3,972.2	1.4	0.04%
Investment in securities	5,530.1	116.1	2.10%	6,058.1	115.8	1.91%	5,693.2	101.9	1.79%
Loans	4,913.7	317.4	6.46%	5,093.5	249.4	4.90%	5,199.9	221.5	4.26%
Interest earning assets	13,092.5	545.6	4.17%	14,284.3	398.4	2.79%	14,865.3	324.9	2.19%
Other assets	409.1		—	370.3		—	367.4		—
Total assets	13,501.5	545.6	4.04%	14,654.6	398.4	2.72%	15,232.7	324.9	2.13%
Liabilities
Deposits	9,410.9	(170.5)	(1.81)%	10,269.1	(45.2)	(0.44)%	10,845.3	(15.5)	(0.14)%
Securities sold under agreement to repurchase	1.4	(0.1)	(5.59)%	0.6	—	(3.95)%	—	—	—%
Long-term debt	129.2	(8.1)	(6.26)%	172.1	(9.6)	(5.58)%	171.7	(9.6)	(5.59)%
Interest bearing liabilities	9,541.4	(178.7)	(1.87)%	10,441.8	(54.8)	(0.52)%	11,016.9	(25.1)	(0.23)%
Non-interest bearing current accounts	2,803.6			3,033.3			2,895.0
Other liabilities	248.2			284.3			295.1
Total liabilities	12,593.2	(178.7)	(1.42)%	13,759.3	(54.8)	(0.40)%	14,207.0	(25.1)	(0.18)%
Shareholders' equity	908.3			895.3			1,025.7
Total liabilities and shareholders' equity	13,501.5			14,654.6			15,232.7
Non-interest bearing funds net of non-interest earning assets (free balance)	3,551.1			3,842.5			3,848.4
Net interest margin		367.0	2.80%		343.6	2.41%		299.8	2.02%
2023 vs. 2022
Net interest income before provision for credit losses of $367.0 million in 2023 represented an increase of $23.4 million (or 6.8%) compared to 2022. Net interest income is generated by our main segments of Bermuda, Cayman, and the Channel Islands and the UK. Interest income increased by $147.2 million in 2023, which was driven by increases in yields on loans and treasury assets as a result of increasing market interest rates.
Loan interest income increased in 2023 by $68.0 million as base rates increased in all segments during the year. The increase in yield was partially offset by a decline in average balances driven by scheduled paydowns in the portfolio as well as prepayments in the Cayman and Channel Islands and UK residential mortgage portfolios.
Investment interest income increased by $0.3 million, primarily driven by the increase in market rates. The overall duration of the portfolio at year-end was 5.3 years, which remains flat from 2022.
Interest bearing liability costs increased to 187 basis points, which resulted in an increase in interest expense by $123.9 million, attributable to the higher market interest rates.
Average free balances for 2023 were $3.6 billion (2022: $3.8 billion), including non-interest bearing current accounts of $2.8 billion (2022: $3.0 billion), shareholders' equity of $908.3 million (2022: $895.3 million), net of other assets and other liabilities totaling $160.8 million (2022: $86.0 million). See "-Risk Management" below for more information on how interest rate risk is managed.

2022 vs. 2021
Net interest income before provision for credit losses of $343.6 million in 2022 represented an increase of $43.8 million (or 14.6%) compared to 2021. Net interest income is generated by our main segments of Bermuda,Cayman, and the Channel Islands and the UK. Interest income increased by $73.5 million in 2022, which was driven by higher market interest rates across the yield curve as major central banks increased rates in response to inflation concerns.
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
Provision for Credit Losses
2023 vs. 2022
Our net provision for credit losses in 2023 is $4.5 million, an 85.8% increase compared to $2.4 million in 2022. The movement is driven by increased specific provisions, net write-offs and cost associated with the recovery of collateral.
2022 vs. 2021
Our net provision for credit losses in 2022 was a charge of $2.4 million compared to a release of $3.1 million in 2021. The movement is due to weaker macroeconomic forecasts impacting expected credit loss estimates, the extension of a large, long-term government facility in the Cayman Islands and charge-offs on a commercial facility.
Other Gains (Losses)
The following table represents the components of other gains (losses) for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31			Dollar Change		Percent Change
(in millions of $)	2023	2022	2021	2022 to 2023	2021 to 2022	2022 to 2023	2021 to 2022
Net gains (losses) on equity securities	—	—	0.1	—	(0.1)	—%	(100.0)%
Net realized gains (losses) on available-for-sale investments	—	—	(0.2)	—	0.2	—%	(100.0)%
Net gains (losses) on other real estate owned	—	0.4	(0.1)	(0.4)	0.5	(100.0)%	(500.0)%
Net other gains (losses)	3.8	1.1	(1.2)	2.7	2.3	245.5%	(191.7)%
Total other gains (losses)	3.8	1.5	(1.4)	2.3	2.9	153.3%	(207.1)%
Net Gains (Losses) on Equity Securities
The balance in 2021 reflects the net realized gain on the sale of seed investments in Butterfield mutual funds.
Net Realized Gains (Losses) on Available-for-Sale Investments
The balance in 2021 reflect the loss due to the strategic disposal of lower yielding explicitly guaranteed and implicitly guaranteed US government and federal agency securities.
Net Gains (Losses) on Other Real Estate Owned
The balance in 2022 reflect gains to the disposal of foreclosed property in the Channel Islands and UK segment. In 2021, these losses relate to the net revaluation losses on foreclosed properties.
Net Other Gains (Losses)
Net other gains in 2023 relate to the liquidation settlement received from an investment that was previously written-off and which management considers to be non-core. The gains in 2022 mainly relate to the reversal of a defined benefit settlement accounting adjustment in the Channel Islands and UK segment recorded in the previous year. The losses in 2021 were partially offset by a gain on the disposal of Visa Inc. Class B shares which were received as part of the restructuring of Visa U.S.A. in 2007 and which management considers to be non-core.
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
Total non-interest income increased by $5.7 million from $206.6 million in 2022 to $212.3 million in 2023. Non-interest income as a percentage of total net revenue remains relatively flat at 36.9% in 2023 compared to 37.7% in 2022.

Total non-interest income increased by $8.5 million from $198.1 million in 2021 to $206.6 million in 2022. Non-interest income as a percentage of total net revenue decreased from 39.5% in 2021 to 37.7% in 2022 as a result of the increased contribution of net interest income to total net revenue in the rising rate environment.
The following table presents the components of non-interest income for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2023	2022	2021	2022 to 2023	2021 to 2022	2022 to 2023	2021 to 2022
Asset management	32.5	29.7	29.9	2.8	(0.2)	9.4%	(0.7)%
Banking	58.8	57.1	51.9	1.7	5.2	3.0%	10.0%
Foreign exchange revenue	46.1	47.8	43.4	(1.7)	4.4	(3.6)%	10.1%
Trust	57.8	52.3	52.9	5.5	(0.6)	10.5%	(1.1)%
Custody and other administration services	13.3	13.6	15.2	(0.3)	(1.6)	(2.2)%	(10.5)%
Other non-interest income	3.8	6.0	4.8	(2.2)	1.2	(36.7)%	25.0%
Total non-interest income	212.3	206.6	198.1	5.7	8.5	2.8%	4.3%
Asset Management
Asset management revenues are generally based on the market value of assets managed and the volume of transactions and fees for other services rendered. We provide asset management services from our offices in Bermuda, the Cayman Islands, and the Channel Islands. Revenues from asset management were $32.5 million in 2023, compared to $29.7 million in 2022, and $29.9 million in 2021.
The table that follows shows the changes in the year-end values of clients' assets under management, sub-divided between those managed for clients on a discretionary basis and client funds invested in mutual funds that Butterfield manages ("Butterfield Funds"):

	Year ended December 31			Dollar Change
(in millions of $)	2023	2022	2021	2022 to 2023	2021 to 2022
Butterfield Funds	1,971	1,753	1,758	218	(5)
Other assets under management	3,559	3,296	3,740	263	(444)
Total assets under management	5,530	5,049	5,498	481	(449)
2023 vs. 2022
Asset management fees are generated primarily from management fees earned from Butterfield Funds and discretionary portfolios, as well as custody and brokerage fees. AUM increased by $0.5 billion to $5.5 billion as at December 31, 2023, compared to $5.0 billion as at December 31, 2022, driven by increased market values of assets managed. As a result, asset management fees earned increased by $2.8 million to $32.5 million compared to 2022.
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
Banking
We provide a full range of community, commercial, and private banking services in select jurisdictions. Banking services are offered to individuals and small to medium-sized businesses through branch locations, internet banking, automated teller machines, debit and credit cards, and mobile banking in Bermuda and the Cayman Islands, while private banking services are offered in Bermuda, the Cayman Islands, and the Channel Islands. Banking revenues reflect loan, transaction processing, and other fees earned in these jurisdictions.
Banking fee revenues increased by 3.0% in 2023 to $58.8 million, compared to $57.1 million in 2022, primarily due to increased volumes and early loan repayment fees.
Banking fee revenues increased by 10.0% in 2022 to $57.1 million, compared to $51.9 million in 2021, primarily due to volume-driven increases in both banking and foreign exchange revenue coupled with one-off loan restructuring and breakage fees.
Foreign Exchange
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and Cayman, accounting for 84% of our foreign exchange revenue (2022: 81%; 2021: 78%). We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $46.1 million in 2023, compared to $47.8 million in 2022 and $43.4 million in 2021. The $1.7 million decrease from 2022 to 2023 is volume driven. The increase in 2022 of $4.4 million from 2021 is volume-driven as a result of market volatility in 2022.

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
In 2023, trust revenues represented 27.2% of our non-interest income, up from 25.3% in 2022. In 2023, trust revenues totaled $57.8 million, $5.5 million higher than 2022. This was driven by the onboarding of client relationships acquired from Credit Suisse customers in 2023.
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
Trust AUA increased to $132.4 billion at the end of 2023 compared to $106.2 billion at the end of 2022. This increase was driven by the onboarding of client relationships acquired from Credit Suisse in 2023.
Custody and Other Administration Services
Custody fees are generally based on market values of assets in custody, the volume of transactions and flat fees for other services rendered. We provide custody services from our offices in Bermuda, Guernsey, and Jersey. In 2023, revenues were $13.3 million, a decrease of $0.3 million from 2022 driven by the loss of one client and transfer out of related assets in Guernsey. From 2021 to 2022, revenues decreased by $1.6 million due to lower market values impacting the AUA.
Total AUA for the custody and other administration services business were $30.3 billion on December 31, 2023, a decrease from $32.2 billion as at December 31, 2022 and $36.8 billion as at December 31, 2021.
Other Non-Interest Income
The components of our other non-interest income for the years ended December 31, 2023, 2022 and 2021 are set forth in the following table:

	Year ended December 31			Dollar Change		Percent Change
(in millions of $)	2023	2022	2021	2022 to 2023	2021 to 2022	2022 to 2023	2021 to 2022
Net share of earnings from equity method investments	(0.2)	—	0.1	(0.2)	(0.1)	(100.0)%	(100.0)%
Rental income	1.9	1.8	2.2	0.1	(0.4)	5.6%	(18.2)%
Other	2.1	4.1	2.5	(2.0)	1.6	(48.8)%	64.0%
Total other non-interest income	3.8	5.9	4.8	(2.1)	1.1	(35.6)%	22.9%
In 2023, we recorded a loss in our net share of earnings from equity method investments of $0.2 million due to a lower equity pick-up.
Rental income remained relatively flat at $1.9 million in 2023. In 2022, rental income decreased by $0.4 million from 2021 due to a reduction in tenants as Bermuda's Head Office underwent refurbishment.
The 'Other' category of other non-interest income decreased by $2.0 million in 2023 due to the decrease in scheduled recognition of long-held unclaimed assets as compared to 2022.
Non-Interest Expenses
Expense management continued to be a key focus in 2023 with management targeting a 60% efficiency ratio through the cycle. Total non-interest expenses in 2023 were $352.3 million compared to $331.6 million in 2022 and $333.9 million in 2021. These figures include non-core expenses in 2023, 2022 and 2021 of $10.0 million, $1.7 million and $1.8 million, respectively.
After adjusting for these non-core items, 2023 core expenses increased by $12.4 million or 3.8% with a corresponding decrease in the core efficiency ratio to 58.1% from 58.9% in 2022. The decrease in core efficiency ratio is driven by the uplift in revenue in the rising rate environment. From 2021 to 2022, core non-interest expenses decreased by $2.2 million with a corresponding decrease in the core efficiency ratio to 58.9% from 65.5% in 2021.
In 2023, salaries and other employee benefits accounted for 50.5% of non-interest expenses, with technology and communications and property making up 26.5% combined.

The following table presents the components of non-interest expenses for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31			Dollar Change		Percent Change
(in millions of $)	2023	2022	2021	2022 to 2023	2021 to 2022	2022 to 2023	2021 to 2022
Salaries and other employee benefits	177.9	166.2	161.3	11.8	4.9	7.1%	3.0%
Technology and communications	62.0	56.7	63.8	5.2	(7.1)	9.2%	(11.1)%
Professional and outside services	21.1	19.6	21.4	1.4	(1.8)	7.2%	(8.2)%
Property	31.4	31.4	30.9	(0.1)	0.6	(0.2)%	1.9%
Indirect taxes	21.5	22.0	22.1	(0.5)	(0.1)	(2.4)%	(0.5)%
Non-service employee benefits expense	5.6	3.8	3.9	1.8	(0.1)	48.1%	(2.9)%
Marketing	6.5	6.4	4.6	0.1	1.8	1.6%	39.4%
Amortization of intangible assets	5.7	5.7	6.0	—	(0.3)	0.8%	(5.5)%
Other non-interest expenses	20.8	19.8	19.9	1.0	(0.1)	4.9%	(0.6)%
Total non-interest expenses	352.3	331.6	333.9	20.7	(2.3)	6.2%	(0.7)%
Non-core items (Non-GAAP)	(10.0)	(1.7)	(1.8)	(8.3)	0.1	488.2%	(5.6)%
Core non-interest expenses (Non-GAAP)	342.3	329.9	332.1	12.4	(2.2)	3.8%	(0.7)%
For a full reconciliation of GAAP net income to core net income, please see Item 5.A. "Operating Results — Reconciliation of Non-GAAP Financial Measures".
Salaries and Other Employee Benefits
Total salaries and other employee benefits costs were $177.9 million in 2023, an increase of $11.8 million compared to 2022. Included in 2023 were $7.6 million of non-core expenses in relation to the group-wide restructuring that resulted in the recognition of redundancy expenses. Included in 2022 were $1.0 million of non-core expenses in relation to the departure of a senior executive. In 2021, $1.5 million relates to redundancy costs associated with the transfer of Channel Islands banking operations functions from Mauritius to Butterfield's service centers in Canada and Guernsey.
Core salaries, which exclude these amounts, and other employee benefits costs were $170.3 million in 2023, up $5.2 million compared to $165.2 million in 2022 primarily due to the onboarding of staff related to the asset acquisition from Credit Suisse. From 2021 to 2022, core salaries increased by $5.3 million primarily due to higher staff incentive accruals and inflationary salary adjustments.
Headcount on a full-time equivalency basis at the end of 2023 was 1,334, compared to 1,341 in 2022 and 1,277 in 2021. The decrease in 2023 from 2022 was mainly due to the group-wide restructuring which was announced in the second half of 2023 and reduced the Bank's global workforce by 9% and partially offset by the onboarding of staff related to the asset acquisition from Credit Suisse as well as the continued expansion of our Halifax Service Center. The increase in 2022 from 2021 was mostly a result of the Service Center expansion in Halifax and Mauritius. For more information see "Item 6.D Employees".
Technology and Communications
Technology and communication costs reflect expenses relating to the support for our IT infrastructure and increased by $5.2 million from 2022 to 2023 as the core banking system upgrade came into operation in Bermuda and Cayman. From 2021 to 2022, expenses decreased by $7.1 million due to the depreciation of the Bank's core banking system outpacing costs associated with the new technology projects.
Professional and Outside Services
Professional and outside services primarily include consulting, legal, audit and other professional services. Professional and outside services costs were $21.1 million in 2023, an increase compared to $19.6 million in 2022 due to primarily to costs associated with the acquisition of trust client relationships from Credit Suisse. From 2021 to 2022, professional and outside services costs were lower due to lesser outsourced consultancy and legal professionals.
Property
Property costs, which reflect occupancy expenses, building maintenance, and depreciation of property, plant and equipment, decreased by $0.1 million from 2022 to 2023 and by $0.6 million from 2021 to 2022. The increase from 2021 to 2022 was driven by the continued investment in property projects and renovations of our Head Office branch in Bermuda.
Indirect Taxes
These taxes reflect taxes levied in the jurisdictions in which we operate, including employee-related payroll taxes, customs duties, and business licenses. In 2023, the expense was $21.5 million, a decrease of $0.5 million when compared with 2022 driven by decreased payroll taxes associated with the group-wide restructuring that resulted in the recognition of redundancy expenses. From 2021 to 2022, indirect taxes remained relatively flat. Of the $21.5 million in indirect taxes, $16.8 million was paid to the Bermuda government agencies for payroll tax, business licenses, deposit insurance, land taxes, and financial services tax and $4.7 million was paid to other governments for business licenses, insurance tax, land taxes and work permit fees.
Marketing
Marketing expenses reflect costs incurred in advertising and promoting our products and services. Marketing expenses totaled $6.5 million in 2023, an increase of $0.1 million compared to 2022 due to increased sponsored event costs during the year. From 2021 to 2022, marketing expenses increased due to increased sponsored event costs during the year.
Amortization of Intangible Assets
Intangible assets relate to client relationships acquired from business acquisitions and are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. The estimated lives of these acquired intangible assets are re-evaluated annually and tested for impairment. The amortization expense associated with intangible assets was $5.7 million in 2023 compared to $5.7 million in 2022 and $6.0 million in 2021. Amortization remained flat from 2022 to 2023 and decreased by $0.3 million from 2021 to 2022, all due to the impact of foreign currency exchange rates.
Other Non-Interest Expenses

	For the year ended December 31			Dollar Change		Percent Change
(in millions of $)	2023	2022	2021	2022 to 2023	2021 to 2022	2022 to 2023	2021 to 2022
Stationery & supplies	1.2	1.0	1.0	0.1	—	12.0%	2.1%
Custodian & handling	3.0	3.4	3.4	(0.4)	(0.1)	(10.7)%	(1.6)%
Charitable donations	1.2	1.1	1.1	0.1	(0.1)	12.6%	(6.1)%
Professional lines insurance	3.7	4.2	3.9	(0.5)	0.3	(11.0)%	6.6%
Other expenses	11.6	10.1	10.4	1.5	(0.3)	14.9%	(2.6)%
Total other non-interest expenses	20.8	19.8	19.9	1.0	(0.1)	4.9%	(0.6)%
Other non-interest expenses of $20.8 million in 2023 were higher compared to 2022 due to higher operational losses and write-offs, while 2022 remained relatively flat compared to 2021.
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
In 2023, income tax expense netted to an expense of $0.8 million compared to $3.7 million in 2022. The decrease of $2.9 million in 2023 was driven by the recognition of deferred tax assets in Singapore and decreased profitability in our Channel Islands and UK segment. The increase of $0.6 million in 2022 was driven by increased profitability in our Channel Islands and UK segment and partially offset by changes in the deferred tax valuation allowance.

Consolidated Balance Sheet and Discussion
The following table shows the balance sheet as reported as at December 31, 2023 and 2022:

	As at December 31
(in millions of $)	2023	2022	Dollar Change	Percent Change
Assets
Cash and cash equivalents	1,647	2,101	(454)	(21.6)%
Securities purchased under agreement to resell	187	60	127	211.7%
Short-term investments	1,038	884	154	17.4%
Investment in securities	5,292	5,727	(435)	(7.6)%
Loans, net of allowance for credit losses	4,746	5,096	(350)	(6.9)%
Premises, equipment and computer software	154	146	8	5.5%
Goodwill and intangibles	99	74	25	33.8%
Other assets	211	217	(6)	(2.8)%
Total assets	13,374	14,306	(932)	(6.5)%

Liabilities
Total deposits	11,987	12,991	(1,004)	(7.7)%
Total other liabilities	285	278	7	2.5%
Long-term debt	98	172	(74)	(43.0)%
Total liabilities	12,370	13,441	(1,071)	(8.0)%

Common shareholders' equity	1,004	865	139	16.1%
Total shareholders' equity	1,004	865	139	16.1%
Total liabilities and shareholders' equity	13,374	14,306	(932)	(6.5)%

	As at December 31
	2023	2022
Capital Ratios
Risk-weighted assets	4,541	4,843
Tangible common equity (TCE)	905	790
Tangible assets (TA)	13,275	14,232
TCE/TA	6.8%	5.6%
Common Equity Tier 1	23.0%	20.3%
Total Tier 1	23.0%	20.3%
Total Capital	25.4%	24.1%
Leverage ratio	7.6%	6.7%
We maintain a liquid balance sheet and our regulatory capital held exceeds minimum capital requirements. As at December 31, 2023, total cash and cash equivalents, short-term investments and investment in securities represented $8.2 billion, or 61.0% of total assets, down from 61.3% at the end of 2022. Shareholders' equity at December 31, 2023 was $1.0 billion, up from $864.8 million at the end of 2022 primarily due to net income for the year net of dividends paid and shares repurchased and a decrease in unrealized losses on AFS investments as a result of declining long-term US dollar interest rates.
Total assets decreased by $0.9 billion to $13.4 billion from 2022 to 2023, primarily due to a decrease in depositor funding which is reflected in the decrease in cash and cash equivalents and investment in securities balances.
As at December 31, 2023, our capital ratios were in excess of regulatory requirements. The Bank's regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA.
The TCE/TA ratio at the end of 2023 was 6.8% (2022: 5.6%), while the CET1 and total Tier 1 capital ratios at the end of 2023 were 23.0% (2022: 20.3%) and 23.0% (2022: 20.3%), respectively. These ratios continue to remain in excess of regulatory minimums at December 31, 2023.
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
As at December 31, 2023, cash and cash equivalents, securities purchased under agreements to resell and short-term investments were $2.9 billion, compared to $3.0 billion as at December 31, 2022. The decrease from 2022 to 2023 is primarily due to the decrease in depositor funding.
See "Note 3: Cash and cash equivalents", "Note 4: Short-term investments" and "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at and for the year ended December 31, 2023 for additional tables and information.
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
Consistent with industry and rating agency designations, we define investment grade as "BBB" or higher. As at December 31, 2023, 100% (2022: 100%) of our total investments were investment grade. Of these securities, 100% (2022: 100%) are rated "A" or higher.
The following table presents the carrying value of investment securities by balance sheet category as at December 31, 2023 and 2022:

	As at December 31
(in millions of $)	2023	2022	Dollar Change	Percent Change
Available-for-sale	1,831	1,989	(158)	(7.9)%
Held-to-maturity	3,461	3,738	(277)	(7.4)%
Total Investment in Securities	5,292	5,727	(435)	(7.6)%
The investments were placed almost exclusively in US government and federal agency securities totaling $4.5 billion, based upon carrying value, or 94.9% of the total investment portfolio, as at December 31, 2023. Total net unrealized losses in the investment portfolio were $648.3 million, compared to net unrealized losses of $761.3 million at the end of 2022. The decrease in net unrealized losses for the year was as a result of declining long-term US dollar interest rates as well as paydowns in the portfolio. The 10-year treasury rate as of December 31, 2023 remained relatively flat at 3.88% compared to 3.87% December 31, 2022.

AFS securities totaled $1.8 billion at the end of 2023, compared to $2.0 billion at the end of 2022. As at December 31, 2023, 85.4% or $1.6 billion (2022: 86.1%, or $1.7 billion) of AFS securities consisted of holdings of securities issued by the US government and federal agencies. As at December 31, 2023, the remaining 14.6%, or $267.3 million of AFS securities (2022: 13.9% or $276.1 million) was comprised primarily of debt securities issued by non-US governments of 13.7%, or $250.2 million (2022: 12.6%, or $251.5 million) and residential mortgage-backed securities of 0.9%, or $17.1 million (2022: 1.0%, or $19.0 million).
HTM investments were $3.5 billion as at December 31, 2023 (2022: $3.7 billion) and consisted entirely of mortgage-backed securities issued by US federal agencies that management does not intend to sell before contractual maturity.
The overall decrease in the investment portfolio during the year was attributable to scheduled maturities in the portfolio offset by a decrease in net unrealized losses. The majority of the proceeds from maturities were reinvested into treasury assets.
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
While management sold AFS securities during 2023 and 2022, these securities were sold for a net loss of a minimal amount. The sale in 2023 and 2022 involved asset-backed securities-student loans. Management does not have the intention or does not foresee a more likely than not scenario where the Bank will be required to sell any further securities which are in an unrealized loss position, and accordingly, management has concluded that these sales are not credit loss indicators for any remaining securities in a loss position as at December 31, 2023.
See "Note 5: Investment in securities" to our audited consolidated financial statements as at December 31, 2023 for additional tables and information.
Loans
The loan portfolio decreased from $5.1 billion at the end of 2022 to $4.7 billion as at December 31, 2023. The decrease was driven by scheduled paydowns in the portfolio as well as prepayments in Cayman and the Channel Islands and UK residential mortgage portfolios.
The loan portfolio represented 35.5% of total assets as at December 31, 2023 (2022: 35.6%), while loans as a percentage of total deposits remained relatively flat from 39.2% at the end of 2022 to 39.6% at the end of 2023. The increase in the loan-to-deposit ratio was attributable principally to a decrease in deposit balances at December 31, 2023.
Allowance for credit losses as at December 31, 2023 totaled $25.8 million, an increase of $0.8 million from the prior year. The movement was driven by an increase in credit card provisions, specific provisions on a small number of loan facilities in Bermuda and updated forward-looking economic forecasts.
Gross non-accrual loans totaled $61.0 million as at December 31, 2023, $2.0 million lower than $63.1 million as at December 31, 2022, and represented 1.3% of the total loan portfolio as at December 31, 2023, compared to 1.2% as at December 31, 2022. The decrease in non-accrual loans was driven by the net settlements of residential mortgages in the Channel Islands and UK segment and partially offset by a number of net new Bermuda residential mortgages moving to non-accrual status.
In 2023, we held OREO amounting to $0.5 million (2022: $0.8 million), a decrease of $0.4 million due to sale of foreclosed property in Bermuda. Overall, the credit quality of the Bank's lending portfolio held steady from December 31, 2022 to December 31, 2023.
Government
Loans to governments were $274.9 million, which was a $6.7 million decrease from 2022, primarily due to amortization of a long-term facility to the Cayman Islands Government and partially offset by the extension of loan facilities to the States of Jersey.
Commercial
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses.
Commercial real estate loans are offered to real estate investors, developers and builders based primarily in Bermuda and the Cayman Islands. To manage our credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by non-cancellable long-term leases to high quality international businesses. These cash flows are generally sufficient to service the loan. The portfolio decreased by $19.6 million to $607.7 million at December 31, 2023.
Commercial loans outstanding (excluding Government) as at December 31, 2023 were $397.0 million, which represented a decrease of $45.0 million from the previous year driven by the repayments of certain large facilities in Bermuda as well as regular amortization of facilities in the aforementioned jurisdiction.
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
As at December 31, 2023, residential mortgages totaled $3.3 billion (or 69.2% of total gross loans), a $269.8 million decrease from December 31, 2022. This decrease was attributed to earlier prepayments and regular amortization exceeding new loan growth in Bermuda, Cayman and the Channel Islands and UK.

Other Loan Portfolios
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards, commercial financing, loans to financial institutions and overdraft facilities to retail, corporate and private banking clients in the jurisdictions in which we operate. As at December 31, 2023, other consumer loans totaled $191.7 million (or 4.0% of total gross loans), a $8.7 million decrease from December 31, 2022. This was primarily driven by the maturity of facilities in Bermuda and Cayman.
See "Note 6: Loans" and "Note 7: Credit risk concentrations" to our audited consolidated financial statements as at December 31, 2023 for more information on our loan portfolio and contractual obligations and arrangements.
Deposits
Deposits are our principal funding source for use in lending, investments and liquidity. We are a deposit-led bank and do not rely on the use of wholesale or institutional markets to fund our loan business. See Item 5.A. "Operating Results - Liquidity Risk" and "- Credit Risk". Deposit balances at the end of reporting periods can fluctuate due to significant balances that flow in and out from private trust, fund and insurance clients to meet quarter-end operational requirements.
The table below shows the year-end and average total deposit balances by jurisdiction for the year ended and as at December 31, 2023 and 2022:

	As at December 31		Dollar change	Average balance		Dollar change
(in millions of $)	2023	2022		2023	2022
Bermuda	4,473	4,488	(15)	4,437	4,658	(221)
Cayman	4,005	4,293	(288)	4,096	4,437	(341)
Channel Island and the UK	3,509	4,210	(701)	3,682	4,208	(526)
Total deposits	11,987	12,991	(1,004)	12,215	13,303	(1,088)
Average total deposits decreased by $1.1 billion to $12.2 billion in 2023. On a year-end basis, total deposits were down by $1.0 billion from $13.0 billion at the end of 2022. The decrease in deposit balances was driven by customers activating their funds as they sought higher yielding financial investments.
Demand deposits, which include checking accounts (both interest bearing and non-interest bearing), savings and call accounts, totaled $8.3 billion, or 68.9% of total deposits at the end of 2023, compared to $9.9 billion or 76.1%, at the end of 2022. Term deposits increased by $0.6 billion to $3.7 billion compared to the prior year. The cost of funds on deposits increased from 34 basis points in the full year ended 2022 to 140 basis points in 2023 primarily due to higher market interest rates. Average non-interest bearing deposits decreased to $2.8 billion from $3.0 billion in 2022.
Included in total deposits are deposits from banks of $59.9 million at the end of 2023,up from $12.6 million at the end of 2022.
See "Note 10: Deposits" to our audited consolidated financial statements as at December 31, 2023 for additional tables and information.
Borrowings
We have no issuances of CD, CP or senior notes outstanding and have no CD or CP issuance programs. We use funding from the inter-bank market as part of interest rate risk and liquidity management. As at December 31, 2023, deposits from banks totaled $59.9 million, $47.3 million higher than the prior year.
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
As at December 31, 2023, we had a net obligation for employee future benefits in the amount of $88.7 million, down $3.3 million (3.6%) from $92.0 million at the end of 2022. The movement is driven by a decrease in discount rates as well as an update to census data used to value the benefit obligation.

See "Note 11: Employee benefit plans" to our audited consolidated financial statements as at December 31, 2023 for additional tables and information.
Long-Term Debt, Interest Payments and Maturities
We had outstanding issuances of long-term debt with a carrying value of $98.5 million as at December 31, 2023 and $172.3 million as at December 31, 2022, all issued in US Dollars. The reduction in carrying value was due to the June 2023 early redemption of the $75 million 5.25% Fixed to Floating Rate Subordinated Notes due June 1, 2028. On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and are due on June 15, 2030.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, amongst other, to repay the entire amount of the US $45 million outstanding subordinated notes Series 2005-B which matured on July 2, 2020 and the entire amount of the US $25 million outstanding subordinated notes Series 2008-B which were eligible for redemption. As at December 31, 2023, all of our outstanding long-term debt was eligible for inclusion in our Tier 2 regulatory capital base, limited to 50% of Tier 1 capital.
The following table presents the contractual maturity, interest rates and principal outstanding as at December 31, 2023:

Long-term debt (in millions of $)	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal outstanding
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100.0
Unamortized debt issuance costs					(1.5)
Total					98.5
See "Note 19: Long-term debt" to our audited consolidated financial statements as at December 31, 2023 for additional information.
Other Liabilities
Other liabilities include operating lease liabilities, derivative liabilities, current employee salaries and benefits payable and related payroll tax, as well as sundry liabilities. Other liabilities increased by $10.7 million to $196.5 million as at December 31, 2023. The increase was a result of higher accrued interest on fixed rate deposits offset by lower sundry liabilities.
Leases
In the normal course of operation, the Bank enters into leasing agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The Bank recognizes right-of-use assets and lease liabilities for operating leases. Lease liabilities are measured as the present value of future lease payments, including term renewals that are reasonably certain to occur, discounted using the Bank’s incremental borrowing rate. The Bank has used the rate of its June 11, 2020 debt issuance as the incremental borrowing rate for existing lease liabilities and, for any new leases commencing in 2023 but recognized as at December 31, 2023, has adjusted this rate upwards to reflect the movements in relevant reference rate indices since this issuance.
The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2038. Certain lease payments will be adjusted during the related leases’ terms based on movements in the relevant consumer price index.
See "Note 13: Leases" to our audited consolidated financial statements as at December 31, 2023 for additional information.
Repurchase Agreements
We also obtain funds from time to time from the sale of securities to institutional investors under repurchase agreements. In a repurchase agreement transaction, we will generally pledge investment securities as collateral in a borrowing transaction, agreeing to repurchase the identical security on a specified later date, generally not more than 90 days, at a price greater than the original sales price. The difference between the sale price and repurchase price is the cost of the use of the proceeds, or interest expense. The investment securities underlying these agreements may be delivered to securities dealers who arrange such transactions as collateral for the repurchase obligation. Repurchase agreements represent a cost competitive funding source and also provide liquidity on agency paper for us. However, we are subject to the risk that the borrower of the securities may default at maturity and not return the collateral. In order to minimize this potential risk when entering into such transactions, we generally deal with large, established investment brokerage firms with whom we have master repurchase agreements. Repurchase transactions are accounted for as collateralized financing arrangements rather than as sales of such securities, and the obligation to repurchase such securities is reflected as a liability in our consolidated financial statements. As at December 31, 2023 and 2022, there were no repurchase agreements outstanding.
Shareholders' Equity
Shareholders' equity increased during the year ended December 31, 2023 by $138.8 million to $1,003.6 million.
Increases totaling $313.6 million included:
•$225.5 million of net income for the year;
•$57.4 million from net change in unrealized gains (losses) on AFS investments;
•$20.8 million for share-based compensation and settlements;
•$9.1 million from net change in unrealized gains (losses) on HTM investments;
•$0.5 million from adjustments to employee benefit plans; and
•$0.2 million from net change in unrealized gains (losses) on translation of net investment in foreign operations.

The increases were offset by the following decreases of $174.8 million:
•$86.2 million of common share dividends;
•$88.6 million from net increases in treasury shares from share repurchases;

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
Bermuda (Including Head Office)
For more than 150 years, Bermuda has served as home to our headquarters and remains our largest jurisdiction in terms of number of employees and business volume. The following table provides certain financial information for our Bermuda segment for the years ended December 31, 2023, 2022 and 2021.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2023	2022	2021	2022 to 2023	2021 to 2022	2022 to 2023	2021 to 2022
Net interest income	180.6	161.9	146.0	18.7	15.9	11.6%	10.9%
Provision for credit recoveries (losses)	(4.8)	(1.2)	2.2	(3.6)	(3.4)	300.0%	(154.5)%
Non-interest income	89.9	87.9	84.6	2.0	3.3	2.3%	3.9%
Net revenue before other gains (losses)	265.7	248.6	232.8	17.1	15.8	6.9%	6.8%
Operating expenses	(198.9)	(188.7)	(186.8)	(10.2)	(1.9)	5.4%	1.0%
Net income before other gains (losses)	66.8	59.9	46.0	6.9	13.9	11.5%	30.2%
Total other gains (losses)	4.0	—	0.9	4.0	(0.9)	100.0%	(100.0)%
Net income	70.8	59.9	46.9	10.9	13.0	18.2%	27.7%

Summary Balance Sheet	As at December 31
(in millions of $)	2023	2022	Dollar change	Percent change
Total deposits	4,473	4,488	(15)	(0.3)%
Loans, net of allowance for credit losses	1,733	1,879	(146)	(7.8)%
Total assets	5,181	5,405	(224)	(4.1)%
Assets under administration
Custody and other administration services	14,131	14,534	(403)	(2.8)%
Trust	55,909	57,617	(1,708)	(3.0)%
Assets under management
Butterfield Funds	1,616	1,529	87	5.7%
Other assets under management	2,159	2,046	113	5.5%
Total assets under management	3,775	3,575	200	5.6%
Number of employees	387	413	(26)	(6.3)%

2023 vs. 2022
    Net income before other gains and losses was $66.8 million for the year ended December 31, 2023, an increase of $6.9 million from $59.9 million in the prior year. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
•Net interest income before provision for credit losses increased by $18.7 million to $180.6 million in 2023, driven primarily by higher market interest rates across the yield curve and the early redemption of $75 million 2018 subordinated notes in June 2023.
•The provision for credit losses increased by $3.6 million to $4.8 million in 2023 which was driven by increased individual provisions on a small number of loan facilities, net write-offs and costs associated with the recovery of collateral.
•Non-interest income increased by $2.0 million to $89.9 million in 2023. This was primarily due to higher asset management fees due to an increase in net asset values which was partially offset by lower foreign exchange revenue driven by volume.
•Operating expenses increased by $10.2 million to $198.9 million in 2023 which was driven by an increase in staff related costs due to higher incentives and the group-wide restructuring initiative; increase in technology and communications costs due to the upgrade of the Bank's core banking system; and higher professional fees relating to the Credit Suisse asset acquisition.
•Total other gains (losses) increased by $4.0 million in 2023 which mainly represents a gain realized on the liquidation settlement from a legacy investment written-off.
Total assets as at December 31, 2023 were $5.2 billion, down $0.2 billion from December 31, 2022. Total deposits were $4.5 billion in December 31, 2023, down from December 31, 2022 as customers activated their funds and also sought higher yielding financial investments, and loan balances at December 31, 2023 were $146.0 million lower at $1.7 billion due to scheduled paydowns in the portfolio.

Client AUA for the trust and custody businesses as at December 31, 2023 were $55.9 billion and $14.1 billion, respectively, while assets under management were $3.8 billion. This compares with $57.6 billion, $14.5 billion and $3.6 billion, respectively, as at December 31, 2022.
2022 vs. 2021
    Net income before other gains and losses was $59.9 million for the year ended December 31, 2022, up by $13.9 million from $46.0 million in the prior year. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
•Net interest income before provision for credit losses increased by $15.9 million to $161.9 million in 2022, driven primarily by higher market interest rates across the yield curve.
•There is a provision for credit losses of $1.2 million in 2022 compared to a provision for credit recoveries of $2.2 million in 2021. The movement is due to weaker macroeconomic forecasts impacting future expected credit loss estimates and charge-offs on a commercial facility.
•Non-interest income increased by $3.3 million to $87.9 million in 2022. This was primarily due to higher banking income and foreign exchange revenue as a result of one-off breakage fees and increased volumes; increased asset management fees due to an increase in net asset values driven by rising rates and increased trust income driven by new business and accounting fees. These increases were partially offset by lower custody and other administration fees driven by declining AUAs from market declines and decreases in other income due to the timing of recognizing unclaimed assets.
•Operating expenses increased by $1.9 million to $188.7 million in 2022 which was driven by the increase in staff related costs due to higher staff incentive accruals and costs associated with the departure of a senior executive recorded as a non-core item; increased professional and outside services costs due to an increase in inter-company charges related to increased staff levels in support centers and higher marketing costs driven by an increase in sponsored event costs. This was partially offset by a decrease in technology and communications cost due to the depreciation charges on the existing core banking system in the prior year continuing to outpace costs associated with the new technology projects.
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
We have continued to enhance our client delivery channels and online and mobile banking platform upgrades. With three banking centers in desirable locations and seventeen ATMs strategically located in Grand Cayman, we continue to be a leading provider of financial services locally. The following table provides certain financial information for our Cayman segment for the years ended December 31, 2023, 2022 and 2021.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2023	2022	2021	2022 to 2023	2021 to 2022	2022 to 2023	2021 to 2022
Net interest income	133.7	115.9	91.0	17.8	24.9	15.4%	27.4%
Provision for credit (losses) recoveries	0.1	(0.6)	1.4	0.7	(2.0)	(116.7)%	(142.9)%
Non-interest income	66.9	66.7	58.1	0.2	8.6	0.3%	14.8%
Net revenue before other gains (losses)	200.6	182.0	150.5	18.6	31.5	10.2%	20.9%
Operating expenses	(64.5)	(62.1)	(58.9)	(2.4)	(3.2)	3.9%	5.4%
Net income before other gains (losses)	136.1	119.9	91.5	16.2	28.4	13.5%	31.0%
Total other gains (losses)	—	—	0.2	—	(0.2)	—%	(100.0)%
Net income	136.1	119.9	91.7	16.2	28.2	13.5%	30.8%

Summary Balance Sheet	As at December 31
(in millions of $)	2023	2022	Dollar change	Percent change
Total deposits	4,005	4,293	(288)	(6.7)%
Loans, net of allowance for credit losses	1,207	1,270	(63)	(5.0)%
Total assets	4,342	4,566	(224)	(4.9)%
Assets under administration
Custody and other administration services	3,378	3,444	(66)	(1.9)%
Trust	6,500	6,614	(114)	(1.7)%
Assets under management
Butterfield Funds	308	175	133	76.0%
Other assets under management	656	622	34	5.5%
Total assets under management	964	797	167	21.0%
Number of employees	235	244	(9)	(3.7)%

2023 vs. 2022
Net income before other gains and losses for the year ended December 31, 2023 was $136.1 million, an increase of $16.2 million from $119.9 million in 2022. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
•Net interest income before provision for credit losses was $133.7 million in 2023, an increase of $17.8 million compared to 2022. The increase from 2022 to 2023 was due to higher market interest rates across the yield curve.
•Provision for credit recoveries of $0.1 million in 2023 represented a decrease of $0.7 million compared to credit losses of $0.6 million in 2022. The credit recovery is mainly due to reduced provisions on sovereign borrowings as the tenor decreased as well as a reduction in loan balances.
•Non-interest income was $66.9 million, an increase of $0.2 million from 2022 driven by increases in banking and foreign exchange revenue due to volume and higher asset management fees due to an increase in net asset values. This was offset by lower unclaimed assets taken into income compared to the prior year and lower trust income.
•Operating expenses increased by $2.4 million from 2022 to $64.5 million in 2023, mainly driven by higher technology and communications costs due to the successful implementation of the Bank's core banking system; increase in staff related costs due to higher staff incentives and the group-wide restructuring initiative and partially offset by lower property maintenance costs and income taxes.
Total assets as at December 31, 2023 were $4.3 billion, down $0.2 billion from December 31, 2022, reflecting lower depositor funding levels. Net loans decreased $63.0 million to $1.2 billion at December 31, 2023 due to higher unscheduled prepayments in the residential mortgage portfolio.
Client AUA for the trust and custody businesses were $6.5 billion and $3.4 billion, respectively, while AUM were $1.0 billion at December 31, 2023. This compares with $6.6 billion, $3.4 billion and $0.8 billion, respectively, on December 31, 2022.
2022 vs. 2021
Net income before other gains and losses for the year ended December 31, 2022 was $119.9 million, up by $28.4 million from $91.5 million in 2021. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
•Net interest income before provision for credit losses was $115.9 million in 2022, up by $24.9 million compared to 2021. The increase from 2021 to 2022 was due to higher market interest rates across the yield curve.
•Provision for credit losses of $0.6 million in 2022 represented a decrease of $2.0 million compared to credit recoveries of $1.4 million in 2021. The decrease was driven by the extension of a large, long-term government facility in the Cayman Islands as well as decreasing macroeconomic forecasts impacting future expected credit loss estimates.
•Non-interest income was $66.7 million, up $8.6 million from 2021 driven by favorable volume variances impacting banking and foreign exchange revenue and the scheduled recognition of unclaimed assets.
•Operating expenses increased by $3.2 million from 2021 to $62.1 million in 2022, driven by an increase in staff related costs due to higher staff incentive accruals coupled with higher property maintenance costs. The increases were partially offset by a decrease in technology and communications costs due to the existing core banking system being fully depreciated in the prior year.
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
Channel Islands and the UK
The Channel Islands and UK segment includes the jurisdictions of Guernsey, Jersey (both in the Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to individuals, private clients and trusts, and to financial institutions and funds including deposit services, mortgage lending, private and corporate banking, treasury services, wealth management and fiduciary services. In 2023, the segment began issuing credit cards to residents of Guernsey and Jersey. The UK jurisdiction provides mortgages for high-value residential properties. The following table provides certain financial information for our Channel Islands and the UK segment for the years ended December 31, 2023, 2022 and 2021.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2023	2022	2021	2022 to 2023	2021 to 2022	2022 to 2023	2021 to 2022
Net interest income	52.5	65.7	62.8	(13.2)	2.9	(20.1)%	4.6%
Provision for credit (losses) recoveries	0.2	(0.6)	(0.5)	0.8	(0.1)	(133.3)%	20.0%
Non-interest income	39.1	40.5	45.3	(1.4)	(4.8)	(3.5)%	(10.6)%
Net revenue before other gains (losses)	91.8	105.6	107.6	(13.8)	(2.0)	(13.1)%	(1.9)%
Operating expenses	(77.9)	(74.0)	(81.7)	(3.9)	7.7	5.3%	(9.4)%
Net income before other gains (losses)	13.9	31.6	25.9	(17.7)	5.7	(56.0)%	22.0%
Total other gains (losses)	(0.3)	1.5	(2.4)	(1.8)	3.9	(120.0)%	162.5%
Net income	13.6	33.1	23.5	(19.5)	9.6	(58.9)%	40.9%

Summary Balance Sheet	As at December 31
(in millions of $)	2023	2022	Dollar change	Percent change
Total deposits	3,509	4,210	(701)	(16.7)%
Loans, net of allowance for credit losses	1,822	2,017	(195)	(9.7)%
Total assets	4,205	4,626	(421)	(9.1)%
Assets under administration
Custody and other administration services	12,803	14,203	(1,400)	(9.9)%
Trust	15,639	10,010	5,629	56.2%
Assets under management
Butterfield Funds	47	48	(1)	(2.1)%
Other assets under management	744	629	115	18.3%
Total assets under management	792	677	115	17.0%
Number of employees	348	379	(31)	(8.2)%
2023 vs. 2022
Our Channel Islands and UK segment posted net income before gains and losses of $13.9 million in 2023, a decrease of $17.7 million when compared to 2022. This decrease is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
•Net interest income before provision for credit losses reflected a decrease of $13.2 million to $52.5 million in 2023, compared to $65.7 million in 2022. The decrease was due to higher costs of funding and a lower balance sheet size, both of which offset higher asset yields.
•Provision for credit recoveries of $0.2 million in 2023 represented a decrease of $0.8 million compared to credit losses of $0.6 million in 2022 due to reduced provisions on sovereign borrowings and specific provisions raised on a small number of facilities in 2022.
•Non-interest income decreased by $1.4 million to $39.1 million in 2023 due to reduced foreign exchange revenue and banking income which was partially offset by increases in trust income from the onboarding of Credit Suisse customers.
•Operating expenses increased by $3.9 million to $77.9 million in 2023, from $74.0 million in 2022, driven by an increase in staff related costs due to the group-wide restructuring initiative and offset by lower staff incentives.
•Total other gains (losses) for 2023 were losses of $0.3 million, compared to gains of $1.5 million in 2022. Losses in 2023 pertains to the impairment of a leased asset in Jersey due to the relocation of offices to a more prominent location as part of the expansion of the retail product offering in the Channel Islands.
Total assets of $4.2 billion as at December 31, 2023, a decrease from $4.6 billion as at December 31, 2022 reflecting lower depositor funding levels due to fund activation. Net loans decreased $0.2 billion to $1.8 billion at December 31, 2023 mainly as a result prepayments in the residential mortgage portfolio.
As at December 31, 2023, client AUA for the trust and custody businesses were $15.6 billion and $12.8 billion, respectively, while AUM were $0.8 billion. This compares with $10.0 billion, $14.2 billion and $0.7 billion, respectively, as at December 31, 2022.
2022 vs. 2021
Our Channel Islands and UK segment posted net income before gains and losses of $31.6 million in 2022, an increase of $5.7 million when compared to 2021. This increase is due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
•Net interest income before provision for credit losses reflected an increase of $2.9 million to $65.7 million in 2022, compared to $62.8 million in 2021. The increase was due to higher market interest rates across the yield curve and partially offset by the strengthening of the US dollar.
•Provision for credit losses remained mostly flat at $0.6 million in 2022.
•Non-interest income decreased by $4.8 million to $40.5 million in 2022 due to the strengthening of the US dollar as it was mostly flat in local GBP. In local currency, favorable volume-driven variances in banking and foreign exchange revenue were offset by decreased trust revenues as a result of lower special and accounting fees and decreased asset management revenues due to lower brokerage fees.
•Operating expenses of $74.0 million in 2022 were $7.7 million lower than 2021, again due to the strengthening of the US dollar as it was mostly flat in local GBP. In local currency, a favorable professional and outside services fees variance driven by lower inter-company charges was offset by an increase in staff related costs due to higher staff incentive accruals and inflationary salary adjustments.
•Total other gains (losses) for 2022 were gains of $1.5 million, an increase of $3.9 million compared to losses in 2021 due to losses related to defined benefit settlement accounting recorded in the previous year that did not re-occur.
Total assets of $4.6 billion as at December 31, 2022, a decrease from $5.2 billion as at December 31, 2021 reflecting lower depositor funding levels and the strengthening of the US dollar. Net loans decreased $0.2 billion to $2.0 billion at December 31, 2022 as a result of the aforementioned strengthening of the US dollar.
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
The Risk Policy and Compliance Committee:    This committee of the Board assists the Board in fulfilling its responsibilities by overseeing the Group's risk profile and its performance against approved risk appetites and tolerance thresholds. Specifically, the committee considers the sufficiency of the Group's policies, procedures and limits related to the identification, measurement, monitoring and control of activities that give rise to credit, market, liquidity, interest rate, operational, regulatory, compliance, climate and reputational risks, as well as overseeing its compliance with laws, regulations and codes of conduct.
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
The Group Risk and Compliance Committee:    This committee comprises executive and senior management team members and is chaired by the Group Chief Risk Officer. It provides a forum for the strategic assessment of risks assumed across the Group as a whole based on an integrated view of risks including credit, market, liquidity, legal, regulatory and financial crime compliance, fiduciary, operational, cybersecurity, climate, insurance, pension, investment, capital and reputational risks, ensuring that these exposures are consistent with the risk appetites and tolerance thresholds promulgated by the Board and oversees the compliance of regulatory obligations arising under applicable laws, rules and regulations. It is responsible (i) for reviewing, evaluating and recommending the Group's Risk Appetite Framework, the results of the Capital Assessment and Risk Profile and recovery and resolution planning processes (including all associated stress testing performed) and the Group's key risk policies to the Board for approval; (ii) for reviewing and evaluating current and proposed business strategies in the context of our risk appetites; and (iii) for identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans; and (iv) for reviewing the Group’s compliance with external regulations and internal policies. It is supported in its mandate by the Compliance and Operational Risk Committee ("CORC"), a dedicated sub-committee that is responsible for the evaluation and monitoring of non-financial risks, including compliance, reputational and operational risks, as well as the Group's policies.
The Group Asset and Liability Committee:    This committee comprises executive and senior management team members and is chaired by the Group CFO. The committee is responsible for liquidity, interest rate and exchange rate risk management and other balance sheet issues. It also oversees key policies and the execution of the Group's investment and capital management strategies and monitors the associated risks assumed. It is supported in the execution of its mandate by the work undertaken by the dedicated Asset & Liability Committees in each of the Bank's segments.
The Group Credit Committee:    This committee comprises executive and senior management and is chaired by the Group Chief Risk Officer. The committee is responsible for a broad range of activities relating to the monitoring, evaluation and management of credit risks assumed across the Group at both transaction and portfolio levels. It is supported in the execution of its mandate by the FIC, a dedicated sub-committee that is responsible for the evaluation and approval of recommended inter-bank and counterparty exposures assumed in the Group's treasury and investment portfolios, and by the activities of the jurisdictional Credit Committees, which review and approve transactions within delegated authorities and recommends specific transactions outside of these limits to the GCC for approval.
The Provisions and Impairments Committee:    This committee comprises executive and senior management team members and is chaired by the Group Chief Risk Officer. The committee is responsible for approving significant provisions and other impairment charges. It also oversees the overall credit risk profile of the Group with a particular focus on non-accrual loans and assets. It is supported in the execution of its mandate by jurisdictional credit committees and the GCC, which make recommendations to this committee.
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
The third "line of defense" is provided by our Group Internal Audit function, by providing independent and objective assurance over the design and effectiveness of controls in place to manage the key risks impacting the Group. To enhance the independence of the function, the Group Head of Internal Audit has a functional reporting line to the Chair of the Audit Committee and administratively reports to the Chairman & CEO.
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
The Risk Appetite Framework
In pursuit of its strategic goals and objectives, the Bank is exposed to a broad range of risks. In support of effective governance and risk informed decision-making, the Bank has set out a Risk Appetite Statement and framework covering its principal risk exposures and approach to managing risk. The Risk Appetite Statement is set annually by the Board with the goal of aligning risk taking with statutory requirements, strategic business objectives and capital planning activities. It serves to express a clear and unambiguous methodology to foster a common risk culture across the organization, predicated on a common risk language and guide for internal stakeholders regarding acceptable and unacceptable behavior.
Our framework comprises the following elements:
(1)     Level 1: Principle categories of Financial, Compliance, Operational, Reputational and Strategic risk.
(2)    Level 2: These risks are more granularly classified into sub-risk types which represent the various risks that the Group assumes across the entirety of its                     operations in the pursuit of its strategic initiatives:
•Financial (Credit, Liquidity, Market)
•Compliance (Regulatory Compliance, Financial Crime)
•Operational (Outsourcing, Fiduciary, Investment, Tax Reporting, Financial Reporting, Correspondent Banking, People, Cyber, Technology Performance, Governance)
•Reputational
•Strategic

(3)    There are three options for our risk appetite posture (set out in the following table) for each Level 2 risk type, with each posture designed to convey a clear strategic direction in terms of the risk/reward profile assumed, to ensure consistency in our risk conversations.

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
Interest Rate Risk
The following table sets out the assets, liabilities and shareholders' equity and off-balance sheet instruments on the date of the earlier of contractual maturity, expected maturity and repricing date. Use of these tables to derive information about our interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may be subject to early prepayment, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

December 31, 2023	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing	Total	Total fair value(1)
Assets
Cash and deposits with banks	1,555	—	—	—	—	92	1,647	1,647
Securities purchased under agreement to resell	187	—	—	—	—	—	187	187
Short-term investments	665	322	51	—	—	—	1,038	1,038
Investments(2)	174	52	156	765	4,145	—	5,292	4,808
Loans(3)	2,378	114	330	1,548	338	38	4,746	4,701
Other assets	—	—	—	—	—	464	464	464
Total assets	4,959	488	537	2,313	4,483	594	13,374	12,845
Liabilities and shareholders' equity
Demand deposits	5,602	—	—	—	—	2,657	8,259	8,259
Term deposits(4)	2,676	489	479	84	—	—	3,728	3,733
Other liabilities	—	—	—	—	—	285	285	285
Subordinated capital(4)	—	—	—	98	—	—	98	96
Shareholders' equity	—	—	—	—	—	1,004	1,004	472
Total liabilities and shareholders' equity	8,278	489	479	182	—	3,946	13,374	12,845
Interest rate sensitivity gap	(3,319)	(1)	58	2,131	4,483	(3,352)	—
Cumulative interest rate sensitivity gap	(3,319)	(3,320)	(3,262)	(1,131)	3,352	—	—
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

The following table summarizes the simulated change in net interest income versus unchanged rates as at December 31, 2023 and December 31, 2022:

	For the year ended
	December 31, 2023		December 31, 2022
	Following 12 Months	Months 13 - 24	Following 12 Months	Months 13 - 24
+300 basis points	4.6%	10.2%	4.9%	10.1%
+200 basis points	3.1%	6.8%	3.3%	6.7%
+100 basis points	1.5%	3.4%	1.6%	3.4%
Flat rates	0.0%	0.0%	0.0%	0.0%
−100 basis points	-4.0%	-5.8%	-5.6%	-7.4%
The following table presents the change in our economic value of equity as at December 31, 2023 and December 31, 2022, assuming immediate parallel shifts in interest rates:

	For the year ended
	December 31, 2023	December 31, 2022
+300 basis points	-4.7%	-17.1%
+200 basis points	-2.8%	-11.2%
+100 basis points	-1.6%	-5.4%
Flat rates	0.0%	0.0%
−100 basis points	2.1%	3.5%
NII profile similar to previous year, with little sensitivity in the short run due to fast rising deposit costs offsetting most of the gains on asset yields The Bank has also reduced the asset duration to mitigate the EVE exposure to higher interest rates.
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
We maintained a balance sheet with loans representing 35.5% of total assets as at December 31, 2023. Further, at that date there were significant sources of liquidity within our balance sheet in the form of cash and cash equivalents, short-term investments, securities purchased under agreements to resell and investments amounting to $8.2 billion, or 61.0%, of total assets.
An important element of our liquidity management is our liquidity contingency plan which can be employed in the event of a liquidity crisis. The objective of the liquidity contingency plan is to ensure that we maintain our liquidity during periods of stress. This plan takes into consideration a variety of scenarios that could challenge our liquidity. These scenarios include specific and systemic events (e.g. significant withdrawals of deposits) that can impact our on- and off-balance sheet sources and uses of liquidity. This plan is reviewed and updated at least annually.

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
An integral part of the CRM function is to formally review past due and potential problem loans to determine which credits, if any, need to be placed on non-accrual status or charged-off. The allowance for loan losses is reviewed quarterly to determine the amount necessary to maintain an adequate provision for current expected credit losses.
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
Exposures
The following tables analyze the Group's regulatory credit risk exposures as at December 31, 2023 and December 31, 2022. Exposures are allocated to specific standardized exposure portfolios determined by the BMA's Revised Framework for Regulatory Capital Assessment and it is these portfolios that determine the risk weights used. These exposures include both on- and off-balance sheet exposures, with the latter shown separately after credit conversion factors have been applied.

Analysis of exposures class (in millions of $)	Average Exposure 2023	Position as at December 31, 2023	Average Exposure 2022	Position as at December 31, 2022
Cash	71.5	74.2	69.4	73.9
Claims on Sovereigns	2,537.4	2,712.9	2,758.6	2,933.5
Claims on Public Sector Entities	6.4	6.4	42.8	6.4
Claims on Corporates	520.6	572.5	595.5	477.0
Claims on Banks and Securities Firms	1,323.9	1,136.2	1,458.6	1,346.9
Securitizations	4,472.9	4,335.6	4,896.0	4,646.7
Retail Loans	193.9	192.7	202.8	211.8
Residential Mortgages	3,407.9	3,226.9	3,499.3	3,544.8
Commercial Mortgages	602.0	596.5	644.2	619.5
Past Due Loans	91.5	126.0	64.6	68.6
Other Balance Sheet Exposures	300.1	306.2	260.1	282.6
Non‑Market Related Off-Balance Sheet Credit Exposures	445.7	459.5	535.5	482.8
Market Related Off‑Balance Sheet Credit Exposures	30.4	43.2	60.4	51.1
Total	14,004.2	13,788.7	15,087.9	14,745.6

Geographic segment distribution of exposures class as at December 31, 2023 (in millions of $)	Bermuda	Cayman	Channel Islands & UK	Other	Total
Cash	40.4	33.7	—	—	74.2
Claims on Sovereigns	785.1	696.6	1,231.2	—	2,712.9
Claims on Public Sector Entities	6.4	—	—	—	6.4
Claims on Corporates	402.1	66.0	104.5	—	572.5
Claims on Banks and Securities Firms	306.2	424.7	395.1	10.2	1,136.2
Securitizations	1,690.5	2,022.3	622.8	—	4,335.6
Retail Loans	85.3	77.6	29.8	—	192.7
Residential Mortgages	900.1	740.8	1,586.0	—	3,226.9
Commercial Mortgages	465.9	77.8	52.8	—	596.5
Past Due Loans	72.8	0.9	52.3	—	126.0
Other Balance Sheet Exposures	168.1	65.2	56.3	16.6	306.2
Non‑Market Related Off-Balance Sheet Credit exposures	147.6	154.4	157.5	—	459.5
Market Related Off-Balance Sheet Credit Exposures	26.5	0.9	15.8	—	43.2
Total	5,096.9	4,361.0	4,304.1	26.8	13,788.7

Residual maturity breakdown of exposures class as at December 31, 2023 (in millions of $)	Up to 12 months	1 ‑ 5 years	More than 5 years	No specific maturity	Total
Cash	74.2	—	—	—	74.2
Claims on Sovereigns	1,857.6	603.8	251.5	—	2,712.9
Claims on Public Sector Entities	0.2	6.2	—	—	6.4
Claims on Corporates	358.4	198.4	15.7	—	572.5
Claims on Banks and Securities Firms	1,136.2	—	—	—	1,136.2
Securitizations	—	10.5	4,325.1	—	4,335.6
Retail Loans	144.4	37.9	10.5	—	192.7
Residential Mortgages	404.6	953.7	1,868.6	—	3,226.9
Commercial Mortgages	12.4	167.1	417.0	—	596.5
Past Due Loans	71.0	5.9	49.1	—	126.0
Other Balance Sheet Exposures	—	—	—	306.2	306.2
Non‑Market Related Off-Balance Sheet Credit exposures	459.5	—	—	—	459.5
Market Related Off-Balance Sheet Credit Exposures	43.2	—	—	—	43.2
	4,561.5	1,983.6	6,937.5	306.2	13,788.7
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
Product Concentration
Product concentration is defined in the context of credit risk, as an over-weighting in the portfolio to a given product type, making the Group vulnerable to the impact of a variety of external factors that could either reduce demand for the product itself or lead to an increase in the level of default rates experienced. We operate as a full service bank in Bermuda and the Cayman Islands and aim to satisfy the requirements of our customers in these communities through the range of products and services we offer. Accordingly, there is no dependence or concentration on a single product in these markets outside of the residential mortgage portfolios, which comprised 69.2% of the Group's loan book as at December 31, 2023 (compared to 69.7% as at December 31, 2022); in Bermuda, residential mortgage lending made up 54.4% of the Bermuda loan book as at December 31, 2023 (compared to 55.0% as at December 31, 2022), and loans for many purposes (education, business support, family requirements) were made in the form of residential mortgages. Product category analysis confirms that the total lending portfolio is concentrated in the property market; this has been addressed by performing stress testing.
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

The following table shows the exposures to counterparty credit risk for derivative contracts as at December 31, 2023 and December 31, 2022:

(in millions of $)	Gross Positive Fair Value of Contracts as at December 31, 2023	Potential Future Credit Exposure as at December 31, 2023	Alpha as at December 31, 2023	EAD Value as at December 31, 2023	Gross Positive Fair Value of Contracts as at December 31, 2022	Potential Future Credit Exposure as at December 31, 2022	Alpha as at December 31, 2022	EAD Value as at December 31, 2022
Spot and forward foreign exchange and currency swap contracts	12.5	18.4	1.4	43.3	13.2	23.3	1.4	51.1
Securitizations
The Bank has not, to date, securitized assets that it has originated. The Bank's total exposure to purchased securitization positions as at December 31, 2023 was $4.3 billion by market value (compared to $4.6 billion as at December 31, 2022), with US government and federal agencies accounting for the majority of this exposure.
The following table provides an analysis of the Bank's investments in securitization positions by exposure type as at December 31, 2023 and December 31, 2022:

Underlying asset type (in millions of $)	Exposure Value as at December 31, 2023	Exposure Value as at December 31, 2022
US government and federal agencies	4,308.9	4,611.9
Mortgage backed securities — Retail	17.1	19.0
Asset-backed securities — Student loans	0.0	5.6
Total	4,326.1	4,636.5
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
Regional Conflicts - Russian Invasion of Ukraine and Middle Eastern Conflict
Butterfield maintains robust preventative and detective controls to ensure compliance with international sanctions. Under the Bank's conservative risk appetite, the business maintains very few clients with Russian, Belarusian, Ukrainian or other active conflict zones and we therefore do not expect the current geopolitical conflict and related sanctions to present significant reputational or financial exposure for the Bank. The Bank's Group Compliance function continues to monitor for new sanctions, review our client base and ensure our control environment remains appropriately calibrated to manage our reputational and compliance risk as events continue to unfold.

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
The Bank established a LIBOR transition working group, consisting of senior members of management, with significant representation from the Legal and Risk departments. The working group reports directly to the GRCC which feeds into the RPCC of the Board. The working group set up a detailed project plan which included: transition planning; financial exposure measurement and risk assessment; operational preparedness and controls; legal contract preparedness/modification; communication; and training and oversight.
As at December 31, 2023, the Bank had 4 loans totaling $17.4 million linked to LIBOR (December 31, 2022: 72 loans totaling $290.8 million), however these are legacy non-accrual loans that have had an equivalent rate applied from the LIBOR rate demise given the limitation of transition language in historical loan documents.

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
A SREP is then undertaken biennially by the BMA, which is designed to assess the Group's risk profile as documented in the CARP. This assessment is used to determine and set the Individual Capital Guidance which is the minimum level of capital the Group will be required to hold until the next SREP review is conducted.
B.Liquidity and Capital Resources
Liquidity
We define liquidity as our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management.
Sources and Uses of Cash
Our primary sources of cash are (i) cash obtained from deposits, (ii) long-term debt, and (iii) cash from operations. Our primary uses are (i) the payment of our operating expenses, (ii) payment of dividends on our common shares, (iii) repayment of certain maturing liabilities, (iv) repurchase of our common shares, and (v) extraordinary requirements for cash, such as acquisitions. We had $1.6 billion of cash and cash equivalents as at December 31, 2023 and $2.1 billion as at December 31, 2022, as well as $6.5 billion and $6.7 billion, respectively, of liquid securities, the balance of which could be sold to meet liquidity requirements. In our opinion, the Bank’s working capital is sufficient for the Bank’s present requirements.
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
We continuously monitor and make adjustments to our liquidity position by adjusting the balance between sources and uses of funds as we deem appropriate. Our primary measures of liquidity include monthly cash flow analysis under ordinary business activities and conditions and under situations simulating a severe run on the Bank. The Bank strives to use a balanced liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically the Bank manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology. The results of these measures and analysis are incorporated into our liquidity contingency plan, which provides the basis for the identification of our liquidity needs. For more information, see Item 11 "Operating Results - Liquidity Risk" and Item 3.D Risk Factors - Risks Relating to Our Strategy, Brand, Portfolio and Other Aspects of Our Business - If we are unable to effectively manage our liquidity we may need to seek additional financing and our business, financial condition or results of operations could be adversely affected.
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
In December 2017, the BCBS published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as "Basel IV"). Among other things, these standards revise the BCBS's standardized approach for credit risk (including by recalibrating risk weights and introducing new segmentations for exposures) and provides a new standardized approach for operational risk capital. Under the BCBS framework, these standards became effective on January 1, 20232, with an aggregate output floor phasing in through January 1, 2028. The BMA adopted BCBS's revised standardized approach for operational and credit risk effective January 1, 2023 and January 1, 2025, respectively.
The following table sets forth our capital adequacy as at December 31, 2023 and 2022 in accordance with the Basel III framework:

	As at December 31
(in millions of $)	2023	2022
Capital
Common Equity Tier 1	1,042.5	983.3
Tier 1 capital	1,042.5	983.3
Tier 2 capital	109.4	183.6
Total capital	1,151.9	1,167.0
Risk Weighted Assets
Cash and cash equivalents and investments	937.7	1,023.4
Loans	2,428.5	2,507.3
Other assets	315.7	288.6
Off-balance sheet items	151.6	173.5
Operational risk charge	707.3	850.5
Total risk-weighted assets	4,540.7	4,843.4
Capital Ratios (%)
Common Equity Tier 1	23.0%	20.3%
Tier 1 total	23.0%	20.3%
Total capital	25.4%	24.1%
Leverage ratio	7.6%	6.7%
Overall, capital ratios have increased, driven primarily by a decrease in RWAs and earnings accretion and partially offset by dividend payments and share repurchases. The decrease in RWA is due to (i) a reduction in the operational risk charge as a result of the January 1, 2023 implementation of the Revised Standardized Approach; and (ii) reduced deposit funding levels driven by client activation of funds for investment purposes. As at December 31, 2023, we were in compliance with the minimum LCR and NSFR of 100%.
Share Repurchase Program
The Bank repurchases its common shares through share repurchase programs from time to time as a means to improve shareholder liquidity and facilitate growth in share value. In accordance with applicable laws, regulations and listing standards, each program was approved by the Board and repurchases of shares pursuant to each program are subject to a letter of no objection from the BMA. In addition, the BSX is advised monthly of shares purchased pursuant to each program.
On December 2, 2019, the Board approved, with effect from the completion of the previous program on December 20, 2019 through February 28, 2021, a common share repurchase program, authorizing the purchase of up to 3.5 million common shares.
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
On December 5, 2023, the Board approved, with effect from December 15, 2023, a new common share repurchase program, authorizing the purchase of up to 3.5 million common shares through December 31, 2024. The timing and amount of repurchase transactions under the new program will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.
Total common share repurchases for the years ending December 31, 2023, 2022 and 2021 are as follows:

	For the year ending December 31
	2023	2022	2021
Acquired number of shares (to the nearest share)	3,133,717	102,000	534,828
Average cost per common share (in $)	28.27	38.21	36.93
Total cost (in $)	88,590,240	3,897,268	19,753,336
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
Dividends
During the year ended December 31, 2023, we paid cash dividends totaling $86.2 million or $1.76 (2022: $87.3 million or $1.76; 2021: $87.3 million or $1.76) for each common share on record as of the related record dates. The Board declared these dividends as a quarterly dividend of $0.44 per common share for each quarter of 2023, 2022 and 2021.
For more information, see Item 3.D. "Risk Factors – Risks Relating to the Common Shares".
Cash Flows
2023 vs. 2022
Cash and cash equivalents was $1.6 billion as at December 31, 2023, compared to $2.1 billion as at December 31, 2022. The decrease is described below by category of operating, investing and financing activities.
For the year ended December 31, 2023, net cash provided by operating activities totaled $300.3 million (2022: $219.3 million). Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Cash provided by operating activities increased by $81.0 million from 2022 to 2023, primarily due to positive movements in other assets and liabilities, increased operating results and higher dividends received from equity method investments.
Net cash provided by investing activities for the year ended December 31, 2023 totaled $681.8 million, compared to $292.0 million in 2022. The $389.8 million increase in cash provided by investing activities from 2022 to 2023 was mainly driven by reductions in loan balances due to both scheduled maturities and loan repayments outpacing loan originations and reduced purchases of investments in securities due to reduced depositor funding.
Net cash used in financing activities totaled $1,447.9 million in 2023, compared to $506.8 million in 2022. The $941.1 million increase in cash used in financial activities from 2022 to 2023 is mainly due to reduced depositor funding, the early redemption of $75 million 2018 subordinated notes in June 2023 and increased common share repurchases.
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
Contractual Obligations
Credit-Related Arrangements
See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2023 for additional information.

Contractual Obligations
The following table presents our outstanding contractual obligations as at December 31, 2023:

(in millions of $)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long term debt(1)	100.0	—	100.0	—	—
Sourcing arrangements(2)	32.1	11.8	20.3	—	—
Term deposits	3,727.8	3,643.8	84.0	—	—
Other obligations	46.4	20.6	18.2	7.4	0.2
Total outstanding contractual obligations	3,906.3	3,676.1	222.5	7.4	0.2
______________________________
(1)Long-term debt excludes interest and unamortized debt issuance costs.
(2)We have an outstanding contractual obligation relating to a five-year agreement entered into in November 2021 with DXC to supply portion of the Bank's technology infrastructure and second-tier application support management for our locations in Bermuda and the Cayman Islands. Under our agreement with DXC, hosted server management and maintenance, along with network management functions are managed by DXC.
See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2023 for additional information.
Interest expense on our contractual obligations relates primarily to deposit liabilities and our long-term debt. Interest expense on customer deposits was $170.5 million for the year-ended December 31, 2023, compared to $45.2 million and $15.5 million for the years ended December 31, 2022 and 2021, respectively. Movements in interest expense on deposit liabilities are due primarily to market interest rate movements, with yearly average deposits liabilities of $12.2 billion, $13.3 billion and $13.7 billion for 2023, 2022 and 2021, respectively. The increase in the expense is related primarily to a rapid increase in market interest rates during the year and partially offset by lower average deposit volumes.
Capital Commitments
In 2021, the Bank embarked on a significant information technology project intended to modernize and upgrade its technology applications and infrastructure. It is a three-year programme that will improve the efficiency and stability of the Bank's technology estate and enhance the Bank's ability to provide broader and better digital solutions to its clients. The project was completed in 2023 and was funded by existing cash resources.
For more information, see Item 3.D. "Risk Factors - Risks Relating to Operations, Risk Oversight and Internal Controls - Our operations are reliant on effective implementation and use of technology and require us to adapt to new technologies, and a breach, interruption or failure of our technology services or the inability to effectively integrate new technologies could have an adverse effect on our business, financial condition or results of operations."
See also "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2023 for additional information.
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
Allowance for Credit Losses
Accounting for Financial instruments - Credit losses
The Bank uses a CECL model which is based on expected losses. The CECL model is applied by the Bank to the measurement of credit losses on financial instruments at amortized cost, including loan receivables and HTM debt securities. The Bank also applies the CECL model to certain off-balance sheet credit exposures such as undrawn loan commitments, standby letters of credit, financial guarantees, and other similar instruments. In line with Topic 326, the Bank will present credit losses on AFS securities as a valuation allowance rather than as a direct write-down. Changes in expected credit losses are recorded through the respective credit loss allowances on the consolidated balance sheets as well as in the provision for credit losses (recoveries) in the consolidated statements of operations.
The Bank's PCI loans outstanding were classified as PCD loans and both the amortized cost and an allowance for expected credit losses are disclosed and included with other non-PCD loans figures. The Bank will continue to recognize the amortization of the noncredit discount, if any, as interest income based on the yield of such assets.
Under the CECL model, the Bank collects and maintains attributes as they relate to its financial instruments that are within the scope of CECL including fair value of collateral, expected performance over the lifetime of the instruments and reasonable and supportable assumptions about future economic conditions. The Bank's measurement of expected losses takes into account historical loss information and is primarily based on the product of the respective instrument’s PD, LGD and EAD. For AFS securities, any allowance for credit losses is based on an impairment assessment.

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
The allowance for credit losses on loans is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged-off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries typically do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.
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
During the year ended December 31, 2023, there were no transfers between Level 1 and Level 2 or Level 2 and Level 3. During the year ended December 31, 2022, there were no transfers between Level 1 and Level 2. There was a transfer out of Level 3 and into Level 2 due to increased price observability during the year ended December 31, 2022.

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
The valuation of goodwill is dependent on forward-looking expectations related to nationwide and local economic conditions and our associated financial performance. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects. We had $24.1 million of goodwill as of December 31, 2023 and $22.9 million as of December 31, 2022, and the results of the impairment analysis for both annual periods resulted in no impairment being required.
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
See "Note 11: Employee benefit plans" to our audited consolidated financial statements as at December 31, 2023 for more information on our pension plans and post-retirement medical benefit plan, along with the key actuarial assumptions.
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
    See "Note 21: Share-based payments" to our audited consolidated financial statements as at December 31, 2023 for more information on share-based compensation.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management
Board
Our Board oversees the affairs of the Bank. The current Board is composed of nine members, consisting of our Chairman & Chief Executive Officer, President & Group Chief Risk Officer and seven non-executive independent directors. The Bank's bye-laws provide that the Board shall consist of not less than six and not more than twelve directors. The Board holds regular meetings five times per year and ad hoc meetings as necessary.
Persons may be proposed for election or appointed as directors at a general meeting either by the Board or by one or more shareholders holding shares which in the aggregate carry not less than 5% of the voting rights in respect of the election of directors. There is only a single class of director and each director holds office until the next annual general meeting.
As an FPI we are allowed to follow our "home country" corporate governance practices in lieu of the NYSE governance requirements for NYSE-listed US companies. Notwithstanding this, our Board has determined that, under current NYSE listing standards regarding independence (to which we are not currently subject), and taking into account any applicable committee standards, a majority of our Board, including Alastair Barbour, Sonia Baxendale, Mark Lynch, Ingrid Pierce, Jana Schreuder, Pamela Thomas-Graham and John Wright, are independent directors.
As the regulatory environment in which we operate becomes more complex, our governance practices and the structures and methodology we use to operate the Bank continue to be of key strategic significance. With the exception of the Chairman & Chief Executive Officer and the President & Group Chief Risk Officer, our Board is comprised entirely of Directors who are not employees of the Bank. Our Board reviews and oversees the Bank's implementation of corporate governance policies and practices in accordance with prevailing standards. The following table lists the names, positions and ages of the Directors of the Bank:

Name	Age	Position
Michael Collins	60	Chairman & Chief Executive Officer
Alastair Barbour	71	Lead Independent Director
Sonia Baxendale	61	Non-Executive Director
Mark Lynch	62	Non-Executive Director
Ingrid Pierce	54	Non-Executive Director
Jana Schreuder	65	Non-Executive Director
Michael Schrum	55	President & Group Chief Risk Officer
Pamela Thomas-Graham	60	Non-Executive Director
John Wright	82	Non-Executive Director
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

Alastair Barbour joined the Board in 2012 and was appointed Lead Independent Director in October 2021. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named Partner at KPMG (Bermuda). Mr. Barbour's most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour serves as Non-Executive Chairman of Liontrust Asset Management plc. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales.

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

Jana Schreuder joined the Board in 2020. She is an experienced executive who most recently served as Executive Vice President and Chief Operating Officer of Northern Trust Corporation, a role from which she retired in 2018. Ms. Schreuder joined Northern Trust in 1980 and during her tenure held multiple roles as a member of the executive management team, including: the President of Wealth Management from 2011 through 2014; President of Operations & Technology from 2007 through 2010; and Chief Risk Officer from 2005 through 2006. Ms. Schreuder currently serves as a Director and Chair of the Compensation Committees of Kyndryl Holdings Inc. and, until December 2023, Avantax Inc. (formerly Blucora, Inc.). Since 2008, Ms. Schreuder has served as a Director and is currently Chair of the Compensation Committee for Entrust Corporation. From 2016 to 2018, Ms. Schreuder was a member of the Board of Directors of LifePoint Health. Ms. Schreuder received her Bachelor of Business Administration degree from Southern Methodist University and a Master’s degree in finance and marketing management from Northwestern University's Kellogg Graduate School of Management. Ms. Schreuder is a member of the New York Chapter of Women Corporate Directors and the National Association of Corporate Directors, from which she has received the NACD Directorship Certification.

Michael Schrum joined the Board in 2020. He was appointed President and Group Chief Risk Officer in May 2022 and served as Group Chief Financial Officer from 2015. He was previously Chief Financial Officer at HSBC Bank Bermuda. Mr. Schrum has more than 25 years of financial services experience in London, New York and Bermuda, mainly in banking, insurance and tax. He joined HSBC in Bermuda in 2001 and held progressively more senior positions within the bank’s Commercial Banking, Strategy, and Finance divisions. He is a CFA Charterholder (CFA Institute), and a Fellow Chartered Accountant (Institute of Chartered Accountants in England and Wales). Mr. Schrum holds a Master’s (University of London) and Bachelor’s (Southern Denmark Business School) degree in Economics.

Pamela Thomas-Graham joined the Board in 2017. She is the Founder and Chief Executive Officer of Dandelion Chandelier LLC, a private digital media enterprise focused on the intersection of luxury, marketing and technology. Prior to establishing Dandelion Chandelier, Ms. Thomas-Graham spent six years with Credit Suisse where she served as Chief Talent, Branding and Communications Officer, and Chief Marketing and Talent Officer & Head of Private Banking and Wealth Management New Markets. From 2008 to 2010, she was Managing Director of the private equity firm Angelo, Gordon & Company, leading the firm’s investments in the consumer and retail sectors. Before assuming leadership roles in financial services, Ms. Thomas-Graham was Senior Vice President, Global Brand Development and Group President, Apparel Brands at Liz Claiborne (now Kate Spade & Company) where she was responsible for the P&L of 18 global brands. Prior to joining Liz Claiborne, she spent six years at NBC Universal, where she served as President and Chief Executive Officer of CNBC.com, and later President and Chief Operating Officer, and Chairman, President and Chief Executive Officer of CNBC. Ms. Thomas-Graham began her career at global consulting firm McKinsey & Company in 1989, and became the firm’s first African-American female partner in 1995. She serves as a Director for several listed companies, including Rivian Automotive, Inc., Compass, Inc., Peloton Interactive, Inc. and Bumble Inc. Ms. Thomas-Graham holds Bachelor of Arts in Economics, Masters of Business Administration, and Doctor of Law degrees from Harvard University.

John Wright joined the Board in 2002. Mr. Wright retired as chief executive of Clydesdale & Yorkshire Banks in 2001. Mr. Wright’s career in commercial banking spans over 43 years and includes assignments in the UK, India, Sri Lanka, West Africa, Canada, Hong Kong and the United States. He is a visiting Professor at Heriot-Watt University Business School, a past President of the Irish Institute of Bankers and a past Vice President of the Chartered Institute of Bankers in Scotland. Mr. Wright was educated at Daniel Stewart's College Edinburgh.

Executive Management Team
The Group's current executive management team is as follows:

Name	Age	Position
Michael Collins	60	Chairman & Chief Executive Officer
Craig Bridgewater	54	Group Chief Financial Officer
Andrew Burns	45	Group Head of Human Resources
Kevin Dallas	45	Group Chief Experience Officer and Head of Marketing and Communications
Jody Feldman	44	Managing Director, Bermuda
Bri Hidalgo	44	Group Head of Compliance and Operational Risk
Michael McWatt	58	Managing Director, Cayman
Shaun Morris	63	General Counsel & Group Chief Legal Officer
Michael Neff	60	Group Chief Operating Officer
Jane Pearce	54	Group Head of Trust
Richard Saunders	54	Managing Director, Channel Islands and the UK
Michael Schrum	55	President & Group Chief Risk Officer
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

Kevin Dallas currently serves as Group Chief Experience Officer and Head of Marketing & Communications. Mr Dallas joined Butterfield as Group Head of Marketing and Communications in October 2020. He was previously Chief Executive Officer at the Bermuda Tourism Authority from 2017 to 2020, overseeing the strategy, operations, and financial management of Bermuda’s independent public authority, which focuses on delivering economic growth through tourism. He was previously Chief Product and Marketing Officer at Worldpay Group plc (2013 to 2016), and spent 13 years at Monitor Group LLP and Bain & Company Inc., as a Partner, in London and Johannesburg. Mr. Dallas holds a Bachelor of Arts degree in Economics from Brown University.

Jody Feldman was appointed Managing Director, Bermuda in January 2024 and served as Head of Corporate Banking in Bermuda from 2020 where his responsibilities included leading the strategic direction, development and delivery of Butterfield’s Corporate Banking services. Prior to joining Butterfield, Mr. Feldman was Managing Director and Head of Financial Institutions (North America) for the Corporate Banking Coverage team at Deutsche Bank in New York. Mr. Feldman started his career at HSBC where he spent 15 years working with financial institution clients. He holds the Chartered Financial Analyst designation and is a graduate of Lafayette College in Easton, Pennsylvania.

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

Michael McWatt currently serves as Managing Director for Butterfield Bank (Cayman) Limited, with responsibility for the overall operations of the bank in the Cayman Islands. Mr. McWatt joined the Group in 1999 and was appointed Managing Director in 2016. He has held progressively senior leadership positions with the Group, including Deputy Managing Director, Group Head of Community Banking and Group Chief Credit Officer. Mr. McWatt is a career banker with more than 30 years of experience in Canada, Bermuda and the Cayman Islands. Prior to joining the Group, he held progressively senior positions in Corporate Banking and Risk Management in Canada. Mr. McWatt holds a BA in Economics from McMaster University, an Honors Commerce Degree from University of Windsor and is a graduate of the Ivey Executive Program at Western University. He is a Director and past president of the Cayman Islands Bankers’ Association and is a Director of Cayman Finance.

Shaun Morris currently serves as General Counsel and Group Chief Legal Officer. Mr. Morris joined the Group as General Counsel and Group Chief Legal Officer in 2012. From 2005 to 2012, Mr. Morris was the Managing Partner of the Bermuda office of Appleby, one of the largest offshore law and fiduciary groups operating in Bermuda. Prior to joining the Group, Mr. Morris spent his entire professional career at Appleby and was a Partner in the Banking and Asset Finance team in Bermuda. In that role, he practiced corporate and commercial law, specializing in shipping, capital markets, mergers & acquisitions and project finance. Mr. Morris holds an MA (Economics) from Dalhousie University in Canada and a Bachelor of Laws from the London School of Economics & Political Science. He is currently a member of the Bermuda Bar Association.

Michael Neff was appointed as the Bank’s Group Chief Operating Officer in January 2024. Prior to that role, he served as Managing Director, Bermuda and International Wealth from 2018. He previously served as the Bank's Group Head of Wealth Management. Mr. Neff has over 30 years’ experience in financial services, having held senior roles in wealth management, commercial banking, and financial risk management. He began his career at Chemical Bank’s Private Banking Group rising to serve on the Group’s Executive Committee and led relationship management across the group. Later moving to Citibank’s Private Banking Group, he led the design and implementation of a global client relationship framework before leaving to found a financial planning technology consultancy. The firm grew to be a leading provider of financial and investment planning software for clients in the U.S. and Europe and was acquired in 2004 by RiskMetrics Group, a JPMorgan risk advisory spinoff. There he initially served as Global Head of Wealth Management rising to become Co-Head of the firm’s Global Financial Risk Management business. Mr. Neff holds a Bachelor of Arts from Middlebury College and a Master of Business Administration from Columbia Business School.

Jane Pearce joined Butterfield as Group Head of Trust in 2020 with responsibility for the delivery of the Group Trust strategy and value proposition across all jurisdictions. Prior to joining Butterfield, she was Regional Managing Director of Vistra’s UK, Ireland and Channel Islands businesses. She has worked previously in senior positions at several Jersey-based firms, including EY, Deutsche Bank, Kleinwort Benson, and Ogier. Ms. Pearce is a regular speaker at industry events and has been named to the Citywealth Leaders List and the IFC Powerwomen Top 200. She is a Fellow of the Association of Chartered Certified Accountants, and holds degrees from Teesside University and the Scottish School of Physical Education.

Richard Saunders currently serves as Managing Director, Channel Islands, with responsibility for Butterfield Bank (Guernsey) Limited, Butterfield Bank (Jersey) Limited and Butterfield Mortgages Limited in London. Mr. Saunders joined the Group in 2001 and was appointed Managing Director in 2015. He has held progressively senior leadership positions with the Group, including Head of European Asset Management. Mr. Saunders joined the Butterfield Group Executive Committee in July 2018. He has more than 25 years of progressive management experience, having begun his career at Royal Bank of Canada in Guernsey. Mr. Saunders is a Chartered Member of the London-based Chartered Institute for Securities & Investment (CISI) and holds a Bachelor’s degree in Mathematics and Sports Science from Loughborough University, England.

B.Compensation
Senior Management and Director Compensation
In 2023, senior management included the following executives: Michael Collins, Craig Bridgewater, Andrew Burns, Kevin Dallas, Bri Hidalgo, Michael McWatt, Shaun Morris, Michael Neff, Jane Pearce, Richard Saunders and Michael Schrum. Our compensation program is designed to reward and retain senior management and includes base salary, annual short-term cash and equity incentive compensation, long-term equity incentive compensation and miscellaneous employee benefits and fringe benefits (including, among others, executive medical benefits). In 2023, our compensation program for directors was comprised of an annual cash retainer and an equity grant. Directors can elect to receive the annual cash retainer in common shares. None of our directors have entered into service contracts with the Group that provide for benefits upon the termination of their service as a director.
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

The aggregate amount of compensation, including the value of in-kind benefits, accrued and/or paid to our directors and senior management during the fiscal year 2023 was $28.8 million. Amounts accrued during 2023 include contingent or deferred compensation plans.
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
Equity Compensation
The Group currently sponsors an equity incentive plan in which our senior management and directors have been or are eligible to participate: the 2020 Omnibus Share Incentive Plan (the "2020 Plan"). The Group currently grants restricted stock unit and performance-vesting restricted stock unit awards under the 2020 Plan. As at December 31, 2023, in the aggregate, our members of senior management held 1,228,302 restricted stock units (assuming that performance with respect to performance-vesting restricted stock unit awards is satisfied at target levels) and no options.
Senior management participates in our long-term equity incentive compensation program. During 2023, our compensation committee granted annual restricted stock unit and performance-vesting restricted stock unit awards under our 2020 Plan. Restricted stock unit awards granted in 2021, 2022 and 2023 were granted (i) under our long-term equity incentive compensation program in the form of performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date, and (ii) under the omnibus programs in the form of time-based restricted stock units, generally vesting in three equal installments on the first three anniversaries of the date of grant.
During calendar year 2023, in the aggregate, our Compensation & Human Resources Committee granted senior management 425,381 restricted stock units (which includes restricted stock unit awards granted under both the annual bonus program and as long-term equity incentive compensation, and assumes that performance with respect to performance-vesting restricted stock unit awards will be satisfied at target levels).
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

Audit Committee
Our Audit Committee, on behalf of the Board, monitors: (1) the integrity of the financial reports and other financial information provided by the Group to any governmental body or the public; (2) the independent auditor's qualifications and independence; (3) the performance of the Group's internal audit function and the independent auditors; (4) compliance with legal and regulatory requirements with respect to financial reporting [including but not limited to those related to environmental, social and governance matters]; (5) the Group's system of internal controls regarding finance and accounting as established by management and the Board; and (6) the Group's auditing, accounting and financial reporting processes generally. Subject to shareholder approval, the Audit Committee has responsibility for the appointment or replacement of the independent auditor and for the compensation and oversight of the work of the independent auditor. In addition, the Audit Committee is responsible for approving all audit services, internal control-related services and permitted non-audit services. With respect to internal controls, the Audit Committee reviews and evaluates any major issues as to the adequacy of the Bank's internal controls, and any major control deficiencies or changes in internal controls over financial reporting are discussed with the Bank's management and the independent auditor. With respect to financial reporting, the Audit Committee consults with management and the independent auditor about the integrity of the financial reporting process, reviews significant financial reporting risk exposure and management's responses, reviews significant auditor findings and establishes and reviews procedures for the receipt, retention and treatment of complaints about accounting and auditing matters, and reviews and recommends for the Board's approval the Group's financial reports.
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
Risk Policy & Compliance Committee
The Risk Policy & Compliance Committee, on behalf of the Board, acts as the oversight function in respect of those activities throughout the Group that give rise to credit, market, liquidity, interest rate, operational, cybersecurity and reputational risks, and reviews compliance with laws and regulations. Specifically, the Risk Policy & Compliance Committee assists the Board in fulfilling its responsibilities by overseeing the Group's risk profile and its performance against approved risk appetites and tolerance thresholds. It approves and ensures compliance with the capital allocation model and approves overall insurance coverage for the Group. The Risk Policy & Compliance Committee also reviews the credit risk of the Group with respect to country and financial institution risk, large exposures, reserves and provisioning, off-balance sheet risk and related capital needs, as well as market, interest rate and liquidity risks. The Risk Policy & Compliance Committee monitors operational risks, including cybersecurity risks, material breaches of agreed risk limits, appropriate product risk profiles and management policies for the identification and management of risk. In doing so, the Risk Policy & Compliance Committee seeks to ensure compliance with all applicable policies and establishes the Group's risk appetite and tolerance.
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
Compensation & Human Resources Committee
The Compensation & Human Resources Committee, on behalf of the Board, reviews and approves executive compensation, employee salary ranges, levels and degrees of participation in incentive compensation programs (including bonuses and equity-based incentive plans) and oversees employee development, relations and succession. Specifically, the Compensation & Human Resources Committee evaluates the fairness and effectiveness of the compensation practices implemented by the Group, approves overall compensation packages for executives, provides regular updates on executive compensation to the Board, approves changes in employee salary ranges for employees, approves the criteria and design of the Group's incentive bonus plans and approves changes to the other employee benefit plans. The Compensation & Human

Resources Committee also recommends to the Board changes in the Group's equity-based incentive plans and the granting of awards under such plans, reviews and approves changes to our pension plans, reviews periodic management reports on our compensation and benefits, as well as other matters bearing on the relationship between management and employees, while making recommendations to the Board concerning our senior level organization structure and staffing, training and employee development programs. The Compensation & Human Resources Committee is also responsible for administering the Group's compensation clawback policy for executive officers.
The Compensation & Human Resources Committee's membership is as follows:

Name	Position
Jana Schreuder	Chairperson
Alastair Barbour	Member
Pamela Thomas-Graham	Member
John Wright	Member
Governance of Geographical Segments
Our banking business operates in three geographical segments — Bermuda, Cayman, and the Channel Islands and the UK— and each geographical segment utilizes operating subsidiary companies of the Bank within these jurisdictions. See Item 4.B. "Business Overview - Our International Network and Group Structure", which presents the corporate structure chart of our principal subsidiaries as at December 31, 2023. Our principal operating subsidiaries are each regulated by their respective geographical regulator and are fully capitalized as stand-alone operating companies, each with its own board of directors consisting of both executive and non-executive independent directors where required by the relevant regulatory body and applicable rules and regulations. Guidance on general corporate governance, board sub-committee structuring, and the various governance policies and procedures of the operating subsidiaries is determined at the Group level.
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
The Bank has established guidelines that address the size and composition of its own Board and those of its subsidiaries, and for identifying and selecting suitable candidates for appointment to these boards. The Corporate Governance Committee approves the appointments of both executive and non-executive directors to the subsidiary boards. With respect to the Bank's Board, the Corporate Governance Committee makes appointment recommendations to the Board and the appointment procedure is formal, rigorous and transparent. Each of the Bank and the Bank's subsidiary boards are reviewed as appropriate in order to assess whether the Board composition is commensurate with the Bank's strategic objectives and corporate governance principles.
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

D.Employees
As at December 31, 2023, 2022 and 2021, we had the following employees:

	As at December 31
	2023	2022	2021
Per segment:
Bermuda	387	413	413
Cayman	235	244	241
Channel Islands and the UK	348	379	369
Other Segment	364	305	254
Total per full-time equivalency basis	1,334	1,341	1,277

Of which:
Full-time and part-time employees	1,259	1,261	1,217
Temporary employees	75	80	60
Total per full-time equivalency basis	1,334	1,341	1,277
The decrease in 2023 from 2022 was mainly due to the group-wide restructuring which was announced in the second half of 2023 and reduced the Bank's global workforce by 9% and partially offset by the onboarding of staff related to the asset acquisition from Credit Suisse as well as the continued expansion of our Halifax Service Center. The increase in 2022 from 2021 was mostly a result of the Service Center expansion in Halifax and Mauritius.
We have not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements.
E.Share Ownership
See Items 6.B. "Compensation - Equity Compensation" and 7.A. "Major Shareholders".
F.     Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

For the year-ended December 31, 2023 and up to the date of this report, the Bank was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Bank's Clawback Policy. Please refer to Exhibit 97: Clawback Policy: Recovery of Erroneously Awarded Incentive-Based Compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our common shares as at February 9, 2024, unless noted otherwise, in each case by: each person or entity known by us to beneficially own 5% or more of our issued and outstanding common shares; each of our directors and executive officers individually; and all of our directors and executive officers as a group. As at February 9, 2024, we had approximately 47 million common shares issued and outstanding.

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

Name of beneficial owner	Number of common shares beneficially owned	Beneficial ownership percentage
Major Shareholders:
Blackrock, Inc.(1)	2,802,975	5.8%
FMR LLC(2)	2,717,903	5.7%

Directors and Executive Officers:
Alastair Barbour	21,235	*
Sonia Baxendale	13,969	*
Craig Bridgewater(3)	14,176	*
Andrew Burns(4)	14,065	*
Michael Collins(5)	111,418	*
Kevin Dallas(6)	13,848	*
Jody Feldman(7)	6,429	*
Bri Hidalgo(8)	9,999	*
Mark Lynch(9)	229,312	*
Michael McWatt(10)	28,879	*
Shaun Morris(11)	117,638	*
Michael Neff(12)	32,920	*
Jane Pearce(13)	12,861	*
Ingrid Pierce	2,847	*
Richard Saunders(14)	14,346	*
Jana Schreuder	9,543	*
Michael Schrum(15)	195,620	*
Pamela Thomas-Graham	11,277	*
John R. Wright(16)	10,298	*
All directors and executive officers as a group (19 persons)	870,680	*
*    Indicates less than 1%
(1)    Based on the Schedule 13G filed on February 5, 2024 by Blackrock, Inc. ("Blackrock"), which reported that as at December 31, 2023, Blackrock beneficially owned 2,802,975 common shares, with sole voting power over 2,731,796 common shares and sole dispositive power over 2,802,975 common shares.The business address of Blackrock is 50 Hudson Yards, New York, NY 10001.
(2)    Based on the Schedule 13G/A filed on February 9, 2024 by FMR LLC, which reported that as at December 31, 2023, FMR LLC beneficially owned 2,731,903 common shares, with sole voting power over 2,717,888 of such shares and sole dispositive power over 2,717,903 shares. FMR is a parent holding company and other entities that beneficially hold the shares pursuant to their Schedule 13G/A include FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research Company LLC, and Strategic Advisors LLC. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(3)    Consists of (i) 1,622 ordinary shares and (ii) 12,554 ordinary shares underlying restricted stock units that will vest within 60 days of February 9, 2024.
(4)    Consists of (i) 951 ordinary shares and (ii) 13,114 ordinary shares underlying restricted stock units that will vest within 60 days of February 9, 2024.
(5)    Consists of 111,418 ordinary shares underlying restricted stock units that will vest within 60 days of February 9, 2024.
(6)    Consists of (i) 7,751 ordinary shares and (ii) 6,097 ordinary shares underlying restricted stock units that will vest within 60 days of February 9, 2024.
(7)    Consists of (i) 3,191 ordinary shares and (ii) 3,238 ordinary shares underlying restricted stock units that will vest within 60 days of February 9, 2024.
(8)    Consists of 9,999 ordinary shares underlying restricted stock units that will vest within 60 days of February 9, 2024.
(9)    Consists of (i) 228,512 ordinary shares held by Mr. Lynch directly and (ii) 800 ordinary shares held by a family member over which Mr. Lynch exercises voting and dispositive control.
(10)    Consists of (i) 9,211 ordinary shares and (ii) 19,668 ordinary shares underlying restricted stock units that will vest within 60 days of February 9, 2024.
(11)    Consists of (i) 65,055 ordinary shares and (ii) 52,583 ordinary shares underlying restricted stock units that will vest within 60 days of February 9, 2024.
(12)    Consists of (i) 15,969 ordinary shares and (ii) 16,951 ordinary shares underlying restricted stock units that will vest within 60 days of February 9, 2024.
(13)    Consists of (i) 76 ordinary shares and (ii) 12,785 ordinary shares underlying restricted stock units that will vest within 60 days of February 9, 2024.
(14)    Consists of 14,346 ordinary shares underlying restricted stock units that will vest within 60 days of February 9, 2024.
(15)    Consists of (i) 139,962 ordinary shares held jointly with his spouse and (ii) 55,658 ordinary shares underlying restricted stock units that will vest within 60 days of February 9, 2024.
(16)    Consists of 10,298 ordinary shares held jointly with his spouse.

The shareholders listed above do not have voting rights that are different from those held by any other holder of common shares of the Bank. As at January 31, 2024, approximately 83% of our common shares were held by holders and/or Custodians of record located in the United States, and there were approximately 214 holders of record of our common shares located in the United States. As at January 31, 2024, approximately 16% of our common shares were held by holders of record located in Bermuda, and there were approximately 3,713 holders of record of our common shares located in Bermuda.
B.Related Party Transactions
See "Note 26: Related party transactions" to our audited consolidated financial statements as at December 31, 2023 for information on transactions with related parties and with directors and executive officers.
Employment Agreements
The Group has entered into employment agreements with senior management. The compensation paid in 2023 to senior management under the employment agreements is described above under Item 6.B. "Compensation". The senior management employment agreements generally provide for terms and conditions of employment, including the payment of a base salary, participation in the Group’s short and long-term incentive compensation programs, notice provisions, severance benefits, change in control, double-trigger equity award vesting and participation in the Group’s health, welfare and retirement programs available to all senior executives. For certain members of senior management, the employment agreements also provide for executive life insurance and participation in the Group’s share purchase programs.
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

Our Historical Dividends

Since 2013 we have declared and paid dividends on a quarterly basis. For the year ended December 31, 2023, we declared four quarterly dividends of $0.44 per quarter totaling $1.76 for each common share held on record as of the applicable record dates.

The following table sets forth dividends paid per common share during the periods indicated.

	Year ended December 31
	2023	2022	2021
(in $, unless otherwise indicated)
Period
First Quarter	0.44	0.44	0.44
Second Quarter	0.44	0.44	0.44
Third Quarter	0.44	0.44	0.44
Fourth Quarter	0.44	0.44	0.44
Total dividends per common share	1.76	1.76	1.76
Total dividends per common share as a percentage of earnings per share (in %)	38.1%	40.7%	60.5%

On February 12, 2024, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 11, 2024 to shareholders of record on February 26, 2024.

B.Significant Changes
Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2023.

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
On December 27, 2023, Bermuda enacted the CIT Act 2023 ("CIT Act"), which provides for the taxation of in scope entities in respect of tax years beginning on or after 1 January 2025. In scope entities under the CIT Act are the Bermuda constituent entities of multi-national groups that have in excess of EUR 750 million revenue for at least two of the last four fiscal years. While the Bank (and each of its Bermuda subsidiaries) is a Bermuda constituent entity of a multi-national group (each as defined under the CIT Act), based on our consolidated financial statements for the years ended December 2023, 2022, 2021 and 2020, and applying the 12 month average exchange rate for BMD to EUR, our consolidated annual revenues are less than EUR 750 million, so we therefore, at present, do not expect to be subject to the Bermuda corporate income tax regime once it is effective. However, given our consolidated annual revenues are sensitive to interest rates, to the extent raised interest rates persist for an extended period, we may, in the future, become subject to tax in Bermuda under the CIT Act.
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
This section is based on the IRC of 1986, as amended, its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis.
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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2023 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or any future years. However, PFIC status is a factual determination and there are uncertainties in the application of the relevant rules. Moreover, the IRS may issue guidance in the future with different requirements to be a qualified foreign bank, which we may not satisfy. Accordingly, there can be no assurances that we will not be a PFIC for any particular year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for our shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares.
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

The PFIC rules outlined above would also not apply to a US shareholder if such holder were to elect to treat us as a QEF. An election to treat us as a QEF will not be available, however, if the Bank does not provide the information necessary to make such an election. The Bank will not provide US shareholders with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to the common shares.
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
Save for those arrangements described in Note 26 to the Bank’s December 31, 2023 consolidated financial statements, there are no contracts of significance subsisting during or at the end of the financial year ended December 31, 2023 in which a Director of the Bank is or was materially interested, either directly or indirectly.
WRITTEN NOTICE OF SHARE REPURCHASE PROGRAM — BSX REGULATION 6.38
On December 5, 2023, the Board approved, with effect from December 15, 2023 through to December 31, 2024, a common share repurchase program, authorizing the purchase for treasury of up to 3.5 million common shares.
The repurchase of shares pursuant to the repurchase program was confirmed by way of non-objection from the Bermuda Monetary Authority. The timing and amount of repurchase transactions will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.
Under the Bank’s share repurchase programs, the total shares acquired or purchased for cancellation during the year ended December 31, 2023 amounted to 3,133,717 common shares to be held as treasury shares or cancelled.
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
LARGE SHAREHOLDERS

See Item 7.A. "Major Shareholders" for a listing of registered holders of 5% or more of the issued share capital as at February 9, 2024.

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
E-mail: bntbshareholders@mfsadmin.com

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
P.O. Box HM 195
Hamilton, HM AX
Bermuda

BERMUDA
Managing Director: Jody Feldman

Butterfield Asset Management Limited
Asset Management
Head Asset Management, Bermuda:
Jeffrey Abbott
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
Managing Director: Mandy Langmead
P.O. Box 25
Regency Court
Glategny Esplanade
St Peter Port
Guernsey GY1 3AP
Channel Islands
Tel: (44) 1481 711 521
Fax: (44) 1481 728 665
E-mail: guernsey@butterfieldgroup.com

JERSEY
Butterfield Bank (Jersey) Limited
Community Banking, Corporate and Intermediary Banking, Private Banking, Credit and Treasury Services, Custody
Managing Director: Richard Saunders
P.O. Box 250
IFC6
IFC Jersey
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
Managing Director: Phil Lenz
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

    The following table sets forth for the fiscal years indicated the fees charged by our principal accountant and its associated entities for various services provided during those periods:

In millions of $	Fiscal Year Ended
Type of Services	December 31, 2023	December 31, 2022	Description of Service
Audit services	5.4	5.4	(1)
Audit-related services	0.2	0.2	(1)
Other services	0.1	0.1	(2)
Total	5.7	5.7

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

    The below details purchases made by or on behalf of the issuer or any "affiliated purchaser," as defined in §240.10b-18(a)(3), of shares or other units of any class of the issuer's equity securities that are registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 78I) during the year ended December 31, 2023.

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

On December 5, 2023, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.5 million common shares through to December 31, 2024.

In the year ended December 31, 2023, the Bank retired 3,133,717 shares which were previously held as treasury shares as a result of these repurchases.

The following table summarizes our repurchases of our common shares during the year ended December 31, 2023.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced program	Maximum number of shares that may yet be purchased under the program
January 1, 2023				1,976,000
January 1 to 31, 2023	—	—	—	1,976,000
February 1 to 28, 2023	45,000	36.63	45,000	1,931,000
March 1, 2023				3,000,000
March 1, 2023 to March 31, 2023	99,929	31.05	99,929	2,900,071
April 1, 2023 to April 30, 2023	124,912	25.74	224,841	2,775,159
May 1, 2023 to May 31, 2023	329,520	24.98	554,361	2,445,639
June 1, 2023 to June 30, 2023	268,634	27.45	822,995	2,177,005
July 1, 2023 to July 31, 2023	296,300	29.93	1,119,295	1,880,705
August 1, 2023 to August 31, 2023	443,117	29.35	1,562,412	1,437,588
September 1, 2023 to September 30, 2023	335,714	28.34	1,898,126	1,101,874
October 1, 2023 to October 31, 2023	435,962	26.57	2,334,088	665,912
November 1, 2023 to November 30, 2023	415,889	27.16	2,749,977	250,023
December 1, 2023 to December 14, 2023	198,812	30.47	2,948,789	51,211
December 15, 2023				3,500,000
December 15, 2023 to December 31, 2023	139,928	32.82	139,928	3,360,072

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
•Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors meet regularly in executive sessions without management present. In 2023, the Board held five executive sessions with only our independent directors present.
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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.
ITEM 16J. INSIDER TRADING POLICIES

The Bank is committed to promoting standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, the Bank has adopted a Group Insider Trading Policy governing the purchase, sale, and/or other dispositions of the Bank’s securities by persons designated by management as likely to be in possession of material non-public information (directors, officers, designated employees and designated contractors and close family members of such persons (“Covered Persons”)) as well as the Bank itself. This policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to the Bank. In order to ensure that the Group Insider Trading Policy remains fit for purpose this policy is presented to the Bank’s Corporate Governance Committee for annual review and recommendation to the Board for approval. A copy of our Group Insider Trading Policy is filed as Exhibit 4.10 to this annual report and is published on the Bank’s website.

ITEM 16K. CYBERSECURITY

The Bank recognizes the importance of assessing, identifying, and managing material risks associated with cybersecurity threats to safeguard our organization, its assets and the sensitive data entrusted to us. We define cybersecurity risks as risks resulting from the failure of, or insufficiency in, information technology (for example a system outage) or intentional or accidental unauthorized access, disclosure, removal, tampering or disposal of company and customer data and records
The Bank maintains a cyber risk management framework which forms part of our overall enterprise risk management framework as described above and has adopted a conservative risk posture. This means we have developed processes and controls that are designed to be defensive and focus on detection and prevention as we seek to mitigate against the likelihood of circumstances or events which may occur causing an impact on the confidentiality, integrity or availability of our information assets. This includes regular training to help employees recognize information and cybersecurity concerns and respond accordingly, measures to ensure data security (cryptography and encryption, database security, data erasure, and media disposal, etc.) and regular data backups and restoration processes.
Our crisis response structure consists of frameworks, policies and handbooks that work together to manage cybersecurity risks. This structure is intended to coordinate the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents. This includes processes to triage, assess severity of, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. The program is regularly reviewed and updated by the Chief Information Security Officer ("CISO") through the Group Risk and Compliance Committee to address emerging threats and industry best practices.
As part of our cybersecurity program, our enterprise risk professionals collaborate with third-party subject matter specialists as necessary to gather insights for identifying and assessing material cybersecurity risks, their severity, and potential mitigations, as well as identifying areas for continued focus, improvement and/or compliance. We employ a range of tools and services, including regular network and endpoint monitoring, vulnerability assessments, penetration testing, and tabletop exercises to inform our professionals’ risk identification and assessment. We also have a cybersecurity-specific risk assessment process in place, which helps identify our cybersecurity risks by comparing our processes to standards set by the National Institute of Standards and Technology and the Center for Internet Security, as well as by engaging experts to attempt to infiltrate our information systems. As part of this process, we regularly have third-party experts review our cybersecurity program, which evaluates our preparedness to respond to crisis-level events, including cybersecurity incidents. The Bank also maintains a third-party risk management program responsible for the oversight of outsourced operations, which enables us to oversee and identify risks related to engaging third-party service providers, including risks from cybersecurity threats to these providers. Management conducts due diligence using a risk-based approach in selecting and monitoring third-party service providers. The Bank obtains contractual assurances from third-party service providers relating to their security responsibilities, controls, reporting, and roles and responsibilities as it pertains to cybersecurity incident response policies and notification requirements. The Bank obtains independent reviews of the third parties’ security through audit reports and testing and conducts verification and validation with third parties to confirm cybersecurity and information security risks are appropriately identified, measured, mitigated, monitored, and reported by the third party to us.
We have experienced, and will continue to experience, cyber incidents in the normal course of our business. These cyberattacks are often intended to disrupt the operations of financial institutions or obtain confidential, proprietary, or other information or assets of the Bank, our customers, employees, or other third parties with whom we transact. Failures or disruptions to these systems, including cloud-based services, or infrastructure from cyberattacks or other events may impede our ability to conduct business and operations and may result in business, reputational, financial, regulatory, or other harm. To date, prior cybersecurity incidents have not had a material adverse effect on our business, financial condition, results of operations, or cash flows. See Item 3.D. "Risk Factors - Cyber-attacks, distributed denial of service attacks and other cybersecurity matters, if successful, could have an adverse effect on our business, financial condition or results of operations" and Item 6.A. "Risk Management - Operational Risk".
Governance
The Risk Policy and Compliance Committee of the Board of Directors oversees Butterfield's cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The committee is supported in the execution of its mandate by management's Group Risk and Compliance Committee. The cybersecurity team briefs the Risk Policy and Compliance Committee on the effectiveness of the Bank’s cyber risk management program, typically on a quarterly basis. In addition, the Board of Directors reviews the Bank's cybersecurity risks, at least annually, as part of the Company’s corporate risk mapping exercise, and evaluates whether management has reasonable risk management and control processes in place to address those risks.
The Bank’s CISO is the head of the Bank's cybersecurity team and reports directly to the President and Group Chief Risk Officer. The CISO is responsible for assessing and managing our cyber risk management program, informing senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervising such efforts.The CISO has more than 20 years’ experience in the field of information technology, cyber security and adjacent roles and is supported by a cybersecurity team that has decades of experience in selecting, deploying, and operating cybersecurity technologies, initiatives, and processes. The CISO reports regularly on the Bank’s cybersecurity program to the President & Group Chief Risk Officer as well as the Group Head of Compliance and Operational Risk, and presents information quarterly to the Group Risk and Compliance Committee.

PART III

ITEM 17. FINANCIAL STATEMENTS

F-2

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has completed an assessment of the effectiveness of Butterfield's internal control over financial reporting as at December 31, 2023. In making the assessment, management used the “Internal Control - Integrated Framework (2013)” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission.
Based upon the assessment performed, management concluded that as at December 31, 2023, Butterfield's internal control over financial reporting was effective. There have been no changes in Butterfield’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect Butterfield’s internal control over financial reporting.
The Bank's internal control over financial reporting as at December 31, 2023, has been audited by PricewaterhouseCoopers Ltd., an independent registered public accounting firm, as stated in their report on page F-3 of this annual report.

/s/ Michael Collins
Michael Collins
Chairman & Chief Executive Officer

/s/ Craig Bridgewater
Craig Bridgewater
Group Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Bank of N.T. Butterfield & Son Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Bank of N.T. Butterfield & Son Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for Credit Losses

As described in Notes 2 and 6 to the consolidated financial statements, management assesses the adequacy of the allowance for credit losses based on evaluations of the loan portfolio utilizing quantitative and qualitative criteria. At December 31, 2023, the allowance for credit losses was $25.8 million on total loans retained of $4.8 billion. As described by management, the allowance is management’s estimate of credit losses expected in its lending arrangements based upon a current expected credit loss (“CECL”) model. The quantitative criteria used in the model primarily includes the Company’s internal risk rating framework and historical credit loss experience, relevant available information relating to past events and current conditions, and specific allowances for certain impaired loans. Management subjectively assesses the adequacy of the total allowance for credit losses and the need for adjustments to the model estimate. In this qualitative assessment, consideration is given to the current macroeconomic environment and specific risk characteristics such as changes in underwriting practices, vintage, portfolio mix, delinquency level and term and whether those risk characteristics have been adequately included in the probability of default and loss given default assumptions used within the model.

The principal considerations for our determination that performing procedures relating to the qualitative assessment of the allowance for credit losses is a critical audit matter are (i) the significant judgment by management in determining the probability of default assumptions used in the qualitative assessment, which in turn led to a high degree of auditor judgment in performing procedures relating to those probability of default assumptions; and (ii) significant audit effort in evaluating audit evidence relating to management’s probability of default assumptions used in the estimation process.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s estimation process for the allowance for credit losses, which included controls over the assumptions used within management’s qualitative assessment. These procedures also included, among others, testing management’s process for determining the allowance for credit losses by evaluating the appropriateness of the methodology and models, testing the data used in the estimate and evaluating the reasonableness of management’s qualitative assessment of the probability of default assumptions used in the model. Evaluating these probability of default assumptions involved assessing (i) the reasonableness of management’s assessment of the external macroeconomic and high interest rate environment, as well as events that have occurred but may not yet otherwise be reflected in the model, and the resultant impact on the model estimate of allowance for credit losses; and (ii) the consistency with external market and industry data and consistency with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers Ltd.
Hamilton, Bermuda
February 21, 2024

We have served as the Company’s auditor since 1961.

The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets
(In thousands of US dollars, except share and per share data)

	As at
	December 31, 2023	December 31, 2022
Assets
Cash and demand deposits with banks - Non-interest bearing	91,826	93,032
Demand deposits with banks - Interest bearing	151,104	258,239
Cash equivalents - Interest bearing	1,403,718	1,749,516
Cash and cash equivalents	1,646,648	2,100,787
Securities purchased under agreements to resell	187,274	59,871
Short-term investments	1,038,037	884,478
Investment in securities
Equity securities at fair value	—	236
Available-for-sale at fair value (amortized cost: $1,995,050 (2022: $2,209,078))	1,831,129	1,988,865
Held-to-maturity (fair value: $2,976,709 (2022: $3,197,508))	3,461,097	3,738,080
Total investment in securities	5,292,226	5,727,181
Loans
Loans	4,771,608	5,121,391
Allowance for credit losses	(25,759)	(24,961)
Loans, net of allowance for credit losses	4,745,849	5,096,430
Premises, equipment and computer software, net	154,362	146,141
Goodwill	24,107	22,892
Other intangible assets, net	74,800	51,478
Equity method investments	7,063	12,484
Other real estate owned, net	450	800
Accrued interest and other assets	203,204	203,520
Total assets	13,374,020	14,306,062

Liabilities
Deposits
Non-interest bearing	2,656,659	3,039,701
Interest bearing	9,330,049	9,951,375
Total deposits	11,986,708	12,991,076
Employee benefit plans	88,694	92,018
Accrued interest and other liabilities	196,531	185,864
Total other liabilities	285,225	277,882
Long-term debt	98,490	172,289
Total liabilities	12,370,423	13,441,247
Commitments, contingencies and guarantees (Note 12)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 47,529,045 (2022: 50,277,466)	475	503
Additional paid-in capital	988,904	1,032,632
Retained earnings	342,520	229,732
Less: treasury common shares, at cost: 619,212 (2022: 619,212)	(18,104)	(20,600)
Accumulated other comprehensive income (loss)	(310,198)	(377,452)
Total shareholders’ equity	1,003,597	864,815
Total liabilities and shareholders’ equity	13,374,020	14,306,062
The accompanying notes are an integral part of these consolidated financial statements.

/s/ Michael Collins
Michael Collins
Chairman of the Board

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations
(In thousands of US dollars, except per share data)

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Non-interest income
Asset management	32,468	29,727	29,853
Banking	58,818	57,120	51,920
Foreign exchange revenue	46,132	47,831	43,434
Trust	57,768	52,312	52,873
Custody and other administration services	13,319	13,626	15,232
Other non-interest income	3,831	5,971	4,795
Total non-interest income	212,336	206,587	198,107
Interest income
Interest and fees on loans	317,361	249,390	221,544
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	35,589	38,939	48,422
Held-to-maturity	80,533	76,853	53,488
Cash and cash equivalents, securities purchased under agreements to resell and short-term investments	112,147	33,201	1,444
Total interest income	545,630	398,383	324,898
Interest expense
Deposits	170,504	45,176	15,490
Long-term debt	8,091	9,601	9,601
Securities sold under agreement to repurchase	75	22	—
Total interest expense	178,670	54,799	25,091
Net interest income before provision for credit losses	366,960	343,584	299,807
Provision for credit (losses) recoveries	(4,452)	(2,396)	3,128
Net interest income after provision for credit losses	362,508	341,188	302,935
Net gains (losses) on equity securities	43	14	85
Net realized gains (losses) on available-for-sale investments	(14)	(19)	(239)
Net gains (losses) on other real estate owned	(40)	448	(53)
Net other gains (losses)	3,764	1,079	(1,154)
Total other gains (losses)	3,753	1,522	(1,361)
Total net revenue	578,597	549,297	499,681
Non-interest expense
Salaries and other employee benefits	177,939	166,189	161,317
Technology and communications	61,979	56,740	63,843
Professional and outside services	21,056	19,640	21,400
Property	31,374	31,442	30,862
Indirect taxes	21,457	21,982	22,091
Non-service employee benefits expense	5,590	3,775	3,888
Marketing	6,456	6,357	4,561
Amortization of intangible assets	5,728	5,680	6,011
Other expenses	20,759	19,790	19,917
Total non-interest expense	352,338	331,595	333,890
Net income before income taxes	226,259	217,702	165,791
Income tax benefit (expense)	(767)	(3,682)	(3,123)
Net income	225,492	214,020	162,668

Earnings per common share
Basic earnings per share	4.62	4.32	3.28
Diluted earnings per share	4.58	4.29	3.26
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income
(In thousands of US dollars)

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Net income	225,492	214,020	162,668

Other comprehensive income (loss), net of taxes
Unrealized net gains (losses) on translation of net investment in foreign operations	222	(4,787)	152
Net changes on investments transferred to held-to-maturity	9,145	(91,303)	151
Unrealized net gains (losses) on available-for-sale investments	57,435	(198,363)	(94,761)
Employee benefit plans adjustments	452	41,918	19,221
Other comprehensive income (loss), net of taxes	67,254	(252,535)	(75,237)

Total comprehensive income (loss)	292,746	(38,515)	87,431
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity

	Year ended
	December 31, 2023		December 31, 2022		December 31, 2021
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of year	50,277,466	503	49,911,351	499	50,010,948	500
Retirement of shares	(3,133,717)	(32)	(102,000)	(1)	(534,828)	(5)
Issuance of common shares	385,296	4	468,115	5	435,231	4
Balance at end of year	47,529,045	475	50,277,466	503	49,911,351	499

Additional paid-in capital
Balance at beginning of year		1,032,632		1,017,640		1,013,326
Share-based compensation		20,232		16,441		14,539
Share-based settlements		580		636		612
Retirement of shares		(64,536)		(2,080)		(10,834)
Issuance of common shares, net of underwriting discounts and commissions		(4)		(5)		(3)
Balance at end of year		988,904		1,032,632		1,017,640

Retained earnings
Balance at beginning of year		229,732		104,329		33,918
Net Income for the year		225,492		214,020		162,668
Common share cash dividends declared and paid, $1.76 per share (2022: $1.76 per share)		(86,186)		(87,343)		(87,285)
Retirement of shares		(26,518)		(1,274)		(4,972)
Balance at end of year		342,520		229,732		104,329

Treasury common shares
Balance at beginning of year	619,212	(20,600)	619,212	(20,058)	619,212	(16,116)
Purchase of treasury common shares	3,133,717	(88,590)	102,000	(3,897)	534,828	(19,754)
Retirement of shares	(3,133,717)	91,086	(102,000)	3,355	(534,828)	15,812
Balance at end of year	619,212	(18,104)	619,212	(20,600)	619,212	(20,058)

Accumulated other comprehensive income (loss)
Balance at beginning of year		(377,452)		(124,917)		(49,680)
Other comprehensive income (loss), net of taxes		67,254		(252,535)		(75,237)
Balance at end of year		(310,198)		(377,452)		(124,917)
Total shareholders' equity		1,003,597		864,815		977,493
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from operating activities
Net income	225,492	214,020	162,668
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	36,212	40,177	69,456
Provision for credit losses (recoveries)	4,452	2,396	(3,128)
Share-based payments and settlements	20,812	17,077	15,151
Net change in equity securities at fair value	236	(14)	7,096
Net realized (gains) losses on available-for-sale investments	14	19	239
Net (gains) losses on other real estate owned	40	(448)	53
(Increase) decrease in carrying value of equity method investments	165	(39)	(123)
Dividends received from equity method investments	5,256	169	442
Net other non-cash movements	1,089	—	—
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	4,623	(54,021)	13,295
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	1,899	(65)	(13,800)
Cash provided by (used in) operating activities	300,290	219,271	251,349

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell	(127,403)	36,236	100,932
Short-term investments other than restricted cash: proceeds from maturities and sales	1,960,286	2,745,132	2,365,631
Short-term investments other than restricted cash: purchases	(2,057,132)	(2,548,734)	(2,748,942)
Available-for-sale investments: proceeds from sale	5,586	7,631	189,417
Available-for-sale investments: proceeds from maturities and pay downs	292,049	230,718	650,347
Available-for-sale investments: purchases	(71,859)	(83,900)	(1,771,776)
Held-to-maturity investments: proceeds from maturities and pay downs	276,606	403,424	652,359
Held-to-maturity investments: purchases	—	(383,332)	(1,233,329)
Net (increase) decrease in loans	457,295	(90,185)	(99,007)
Additions to premises, equipment and computer software	(26,932)	(26,876)	(15,724)
Proceeds from sale of other real estate owned	646	1,909	4,430
Purchase of intangible assets	(27,341)	—	—
Cash provided by (used in) investing activities	681,801	292,023	(1,905,662)

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from financing activities
Net increase (decrease) in deposits	(1,198,146)	(415,566)	642,815
Repayment of long-term debt	(75,000)	—	—
Common shares repurchased	(88,590)	(3,897)	(19,754)
Cash dividends paid on common shares	(86,186)	(87,343)	(87,285)
Cash provided by (used in) financing activities	(1,447,922)	(506,806)	535,776
Net effect of exchange rates on cash, cash equivalents and restricted cash	21,545	(91,439)	7,536
Net increase (decrease) in cash, cash equivalents and restricted cash	(444,286)	(86,951)	(1,111,001)
Cash, cash equivalents and restricted cash: beginning of year	2,116,546	2,203,497	3,314,498
Cash, cash equivalents and restricted cash: end of year	1,672,260	2,116,546	2,203,497

Components of cash, cash equivalents and restricted cash at end of year
Cash and cash equivalents	1,646,648	2,100,787	2,179,833
Restricted cash included in short-term investments on the consolidated balance sheets	25,612	15,759	23,664
Total cash, cash equivalents and restricted cash at end of year	1,672,260	2,116,546	2,203,497

Supplemental disclosure of cash flow information
Cash interest paid	162,394	48,643	24,464
Cash income taxes paid	1,928	4,818	463

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	336	1,603	704
Transfer of available-for-sale investments to held-to-maturity investments	—	998,157	—
Initial recognition of right-of-use assets and operating lease liabilities	3,268	3,476	1,575
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

Butterfield is a full service bank and wealth manager headquartered in Hamilton, Bermuda. The Bank operates its business through three geographic segments: Bermuda, Cayman, and the Channel Islands and the UK, where its principal banking operations are located and where it offers specialized financial services. Butterfield offers banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In the Bermuda, Cayman, and Channel Islands and the UK segments, Butterfield offers both banking and wealth management services. Butterfield also has operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland, which are included in our Other segment.

The Bank's common shares trade on the New York Stock Exchange under the symbol "NTB" and on the Bermuda Stock Exchange ("BSX") under the symbol "NTB.BH".

Note 2: Significant accounting policies

The Bank's reporting currency is US dollars and the functional currency is BMD dollars. Assets, liabilities, revenues and expenses denominated in Bermuda dollars are translated to US dollars at par.

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

C. Foreign Currency Translation
Assets, liabilities, revenues and expenses denominated in Bermuda dollars are translated to US dollars at par. Assets and liabilities of the parent company arising from other foreign currency transactions are remeasured into Bermuda dollars at the rates of exchange prevailing at the balance sheet date and then translated into US dollars at par. The resulting gains or losses are included in foreign exchange revenue in the consolidated statements of operations.

The assets and liabilities of foreign currency-based subsidiaries are translated at the rate of exchange prevailing on the balance sheet date, while associated revenues and expenses are translated to US dollars at the average rates of exchange prevailing throughout the year. Unrealized translation gains or losses on investments in foreign currency- based subsidiaries are recorded as a separate component of Shareholders' equity within AOCIL. Gains and losses on foreign currency-based subsidiaries are recorded in the consolidated statements of operations when the Bank ceases to have a controlling financial interest in a foreign currency-based subsidiary.

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

Contained within accrued interest and other assets are investments in private equity for which the Bank does not have sufficient rights or ownership interests to follow the equity method of accounting. Unquoted equity investments which are held directly by the Bank and which do not have readily determinable fair values are recorded at cost, less impairment, plus or minus observable price changes from transactions of identical or similar securities.

Debt securities are classified as AFS or HTM.

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

Acquired loans
Acquired loans that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination, are accounted for as PCD loans. PCD loans are recorded at their purchase price with an adjustment to the amortized cost basis for the initial expected credit losses at the time of acquisition, i.e. via a balance sheet gross-up. Changes in estimates of expected credit losses after acquisition are recognized as a movement in provision for credit recoveries (losses) in the statement of operations. Generally, acquired loans that meet the Bank's definition for non-accrual status are considered to be PCD loans.

The amortized cost and an allowance for expected credit losses related to PCD loans are disclosed and included with other non-PCD loans' figures. The Bank will continue to recognize the amortization of the noncredit discount, if any, as interest income based on the yield of such assets as at the date of purchase.

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

Impaired loans
A loan is considered to be impaired when, based on current information and events, the Bank determines that it will not be able to collect all amounts due according to the original loan contract, including scheduled interest payments. Impaired loans include all non-accruing loans and all loans modified in a troubled debt restructuring even if full collectability is expected following the restructuring.

If the Bank determines that the expected realizable value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance estimate. If the Bank determines that part of the allowance is uncollectible, that amount is charged-off.

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

Troubled Debt Restructurings and Vintage Disclosures (From January 1, 2023)
Beginning January 1, 2023, the Bank adopted Accounting Standards Update 2022-02, Financial Instruments - Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model while enhancing disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, this ASU also requires disclosure of current period gross charge-offs by year of origination. The Bank has elected to adopt these amendments on a prospective basis.

Accordingly, from the date of adoption, the Bank will evaluate whether a modified loan represents a new loan or a continuation of an existing loan. If the effective yield on the restructured loan is at least equal to the effective yield for comparable loans with similar collection risks and the modifications to the original loan are more than minor, the Bank will derecognize the existing loan and recognize the restructured loan as a new loan. If a loan restructuring does not meet these conditions, the Bank will account for the modification as a continuation of the existing loan. See Note 6: Loans for the new required disclosures.

Loans modified in a TDR (Prior to January 1, 2023)
A modification of a loan constitutes a TDR when a borrower is experiencing financial difficulty and the modification constitutes a concession from originally agreed terms. If a restructuring is considered a TDR, the Bank is required to make certain disclosures to the notes of the consolidated financial statements and evaluate the restructured loan for impairment. The Bank employs various types of concessions when modifying a loan which may include extension of repayment periods, interest rate reductions, principal or interest forgiveness, forbearance, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral.

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

The outstanding balance of commercial real estate loans and residential mortgages that are in excess of the estimated property value, less costs to sell, is charged-off once there is reasonable assurance that such excess outstanding balance is not recoverable.

Credit card consumer loans that are contractually 180 days past due and other consumer loans with an outstanding balance under $100,000 that are contractually 180 days past due are generally written off and reported as charge-offs.

J. Allowance for Credit Losses
Accounting for Financial instruments - Credit losses
The Bank uses a current expected credit loss model which is based on expected losses. The CECL model is applied by the Bank to the measurement of credit losses on financial instruments at amortized cost, including loan receivables and HTM debt securities. The Bank also applies the CECL model to certain off-balance sheet credit exposures such as undrawn loan commitments, standby letters of credit, financial guarantees, and other similar instruments. In line with Topic 326, the Bank will present credit losses on AFS securities as a valuation allowance rather than as a direct write-down. Changes in expected credit losses are recorded through the respective credit loss allowances on the consolidated balance sheets as well as in the provision for credit losses (recoveries) in the consolidated statements of operations.

The Bank's PCI loans outstanding were classified as PCD loans and both the amortized cost and an allowance for expected credit losses were disclosed and included with other non-PCD loans' figures. The Bank will continue to recognize the amortization of the noncredit discount, if any, as interest income based on the yield of such assets.

Under the CECL model, the Bank collects and maintains attributes as they relate to its financial instruments that are within the scope of CECL including fair value of collateral, expected performance over the lifetime of the instruments and reasonable and supportable assumptions about future economic conditions. The Bank's measurement of expected losses takes into account historical loss information and is primarily based on the product of: the respective instrument’s PD, LGD and EAD . For AFS securities, any allowance for credit losses is based on an impairment assessment.

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

The allowance for credit losses on loans is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged-off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries typically do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

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

L. Premises, Equipment and Computer Software
Land is carried at cost. Buildings, equipment and computer software, including leasehold improvements, are carried at cost less accumulated depreciation. The Bank generally computes depreciation using the straight-line method over the estimated useful life of an asset, which is up to 50 years for buildings, and 3 to 10 years for other equipment. For leasehold improvements the Bank uses the straight-line method over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. The Bank capitalizes certain costs, including interest costs incurred during the development phase, associated with the acquisition or development of internal use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life, which is between 5 and 10 years. The Bank capitalizes certain implementation costs for cloud computing arrangements, which includes infrastructure as a service, and these costs are then amortized on a straight-line basis over the term of the arrangement. Management reviews the recoverability of the carrying amount of premises, equipment and computer software when indicators of impairment exist and an impairment charge is recorded when the carrying amount of the reviewed asset is deemed not recoverable by future expected cash flows to be derived from the use and disposition of the asset. If there is a disposition of premises, equipment and computer software, a gain is recorded if the difference of the proceeds on disposition is in excess of the asset's carrying value. Otherwise, a loss is recorded. If there is an abandonment out of premises, equipment and computer software, the full carrying value of the asset is recognized as a loss.

M. Other Real Estate Owned
OREO comprises real estate property held for sale and commercial and residential real estate properties acquired in partial or total satisfaction of loans acquired through foreclosure proceedings, acceptance of a deed-in-lieu of foreclosure or by taking possession of assets that were used as loan collateral. These properties are initially recorded at fair value less estimated costs to sell the property. If the recorded investment in the loan exceeds the property’s fair value at the time of acquisition, a charge-off is recorded against the specific allowance. If the carrying value of the real estate exceeds the property’s fair value at the time of reclassification, an impairment charge is recorded in the consolidated statements of operations. Subsequent decreases in the property’s fair value below the new cost basis are recorded through the use of a valuation allowance. Subsequent increases in the fair value of a property may be used to reduce the allowance but not below zero. Any operating expenses of the property are recognized through charges to non-interest expense.

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

The changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in OCI and the ineffective portion is recorded in the statement of operations. That is, ineffectiveness from a derivative that overcompensates for changes in the hedged cash flows is recorded in the consolidated statements of operations. However, the ineffectiveness from a derivative that under compensates is not recorded in the consolidated statements of operations.

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

Loans
Variable rate loans re-price in response to changes in market rates and hence management estimates that the fair value of variable rate loans is not significantly different than their carrying amount. For significant fixed-rate loan exposures, fair value is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans. Management includes the effects of any credit losses recorded against individual loans, which factors in a loan's credit quality, as well as accrued interest in determining the fair value of loans.

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

Derivatives
Derivative contracts can be exchange traded or OTC derivative contracts and may include forward, swap and option contracts relating to interest rates or foreign currencies. Exchange-traded derivatives typically fall within Level 1 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources where an understanding of the inputs utilized in arriving at the valuations is obtained.

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

U. Impairment or Disposal of Long-Lived Assets
Potential impairment losses are initially assessed by comparing the carrying amount of an asset group to the sum of the undiscounted cash flows expected from its use and disposal. The impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets that are to be disposed of other than by sale are classified and accounted for as held for use until the date of disposal or abandonment. Assets that meet certain criteria are classified as held for sale and are measured at the lower of their carrying amounts or fair value less estimated costs to sell.

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

These credit arrangements are subject to the Bank's normal credit standards and collateral is obtained where appropriate. The contractual amounts for these commitments set out in the table in Note 12: Credit related arrangements, repurchase agreements and commitments represent the maximum payments the Bank would have to make should the contracts be fully drawn, the counterparty default, and any collateral held prove to be of no value. As many of these arrangements will expire or terminate without being drawn upon or are fully collateralized, the contractual amounts do not necessarily represent future cash requirements. The Bank applies the CECL model to undrawn loan commitments, standby letters of credit, financial guarantees, and other similar instruments and accordingly, the Bank maintain a related allowance for credit losses.

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

Z. New Accounting Pronouncements
The following accounting developments were issued during the year ended December 31, 2023 or are accounting standards pending adoption:

In November 2023, the FASB published ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses on an interim and annual basis. The ASU is effective for public entities with fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Bank has determined that this ASU will have an effect on certain disclosures from the date of adoption.

In December 2023, the FASB published ASU 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures which is to enhance the transparency and decision usefulness of income tax disclosures. The ASU is effective for public entities with fiscal years beginning after December 15, 2024. Early adoption is permitted. The Bank has determined that this ASU will have an effect on certain disclosures from the date of adoption.

Note 3: Cash and cash equivalents

	December 31, 2023	December 31, 2022
Non-interest bearing
Cash and demand deposits with banks	91,826	93,032

Interest bearing
Demand deposits with banks	151,104	258,239
Cash equivalents	1,403,718	1,749,516
Sub-total - Interest bearing	1,554,822	2,007,755

Total cash and cash equivalents	1,646,648	2,100,787

Note 4: Short-term investments

	December 31, 2023	December 31, 2022
Unrestricted
Maturing within three months	639,133	390,540
Maturing between three to six months	321,850	421,734
Maturing between six to twelve months	51,442	56,445
Total unrestricted short-term investments	1,012,425	868,719

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand and term deposits	25,612	15,759
Total restricted short-term investments	25,612	15,759

Total short-term investments	1,038,037	884,478

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, equity securities and AFS investments are carried at fair value and HTM investments are carried at amortized cost.

	December 31, 2023				December 31, 2022
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities
Mutual funds	—	—	—	—	724	—	(488)	236
Total equity securities	—	—	—	—	724	—	(488)	236

Available-for-sale
US government and federal agencies	1,721,278	1,382	(158,875)	1,563,785	1,919,285	14	(206,523)	1,712,776
Non-US governments debt securities	254,532	—	(4,355)	250,177	262,892	—	(11,429)	251,463
Asset-backed securities - Student loans	40	—	—	40	5,640	—	(14)	5,626
Residential mortgage-backed securities	19,200	—	(2,073)	17,127	21,261	—	(2,261)	19,000
Total available-for-sale	1,995,050	1,382	(165,303)	1,831,129	2,209,078	14	(220,227)	1,988,865

Held-to-maturity¹
US government and federal agencies	3,461,097	—	(484,388)	2,976,709	3,738,080	—	(540,572)	3,197,508
Total held-to-maturity	3,461,097	—	(484,388)	2,976,709	3,738,080	—	(540,572)	3,197,508
¹ For the years ended December 31, 2023, 2022 and 2021, impairments recognized in other comprehensive income for HTM investments were nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS debt securities that were in an unrealized loss position as of December 31, 2023, comprising 163 securities representing 96.2% of the AFS portfolios' carrying value (December 31, 2022: 163 and 99.8%), represent credit losses. Total gross unrealized AFS losses were 9.4% of the fair value of the affected securities (December 31, 2022: 11.1%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the CECL model. HTM debt securities that were in an unrealized loss position as of December 31, 2023, were comprised of 219 securities representing 100.0% of the HTM portfolios’ carrying value (December 31, 2022: 220 and 100%). Total gross unrealized HTM losses were 16.3% of the fair value of affected securities (December 31, 2022: 16.9%).

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

Investments in Asset-backed securities - Student loans are composed primarily of securities collateralized by FFELP loans. FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralization, subordination and excess spread, which collectively total in excess of 100%. Accordingly, the vast majority of FFELP loan-backed securities are not exposed to traditional consumer credit risk.

Investments in Residential mortgage-backed securities relate to 13 securities (December 31, 2022: 13) which are rated AAA and possess similar significant credit enhancement as described above. No credit losses were recognized on these securities as the weighted average credit support and the weighted average loan-to-value ratios range from 16% - 49% and 45% - 54%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.

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

	Less than 12 months		12 months or more
December 31, 2023	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	7,855	(137)	1,486,104	(158,738)	1,493,959	(158,875)
Non-US governments debt securities	—	—	250,177	(4,355)	250,177	(4,355)
Asset-backed securities - Student loans	—	—	40	—	40	—
Residential mortgage-backed securities	—	—	17,127	(2,073)	17,127	(2,073)
Total available-for-sale securities with unrealized losses	7,855	(137)	1,753,448	(165,166)	1,761,303	(165,303)

Held-to-maturity securities with unrealized losses
US government and federal agencies	—	—	2,976,709	(484,388)	2,976,709	(484,388)

	Less than 12 months		12 months or more
December 31, 2022	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	713,462	(68,016)	995,154	(138,507)	1,708,616	(206,523)
Non-US governments debt securities	—	—	251,463	(11,429)	251,463	(11,429)
Asset-backed securities - Student loans	—	—	5,626	(14)	5,626	(14)
Residential mortgage-backed securities	14,474	(1,618)	4,526	(643)	19,000	(2,261)
Total available-for-sale securities with unrealized losses	727,936	(69,634)	1,256,769	(150,593)	1,984,705	(220,227)

Held-to-maturity securities with unrealized losses
US government and federal agencies	1,462,005	(142,228)	1,735,503	(398,344)	3,197,508	(540,572)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
December 31, 2023	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	14,888	190,228	510,848	—	—	847,821	1,563,785
Non-US governments debt securities	158,704	—	91,473	—	—	—	250,177
Asset-backed securities - Student loans	—	—	—	—	—	40	40
Residential mortgage-backed securities	—	—	—	—	—	17,127	17,127
Total available-for-sale	173,592	190,228	602,321	—	—	864,988	1,831,129

Held-to-maturity
US government and federal agencies	—	—	—	—	—	3,461,097	3,461,097

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	December 31, 2023		December 31, 2022
Pledged Investments	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	27,459	25,785	—	—
Held-to-maturity	96,952	88,399	32,938	24,991

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Sale Proceeds and Realized Gains and Losses of AFS Securities

	Year ended
	December 31, 2023				December 31, 2022				December 31, 2021
	Sale proceeds	Gross realized gains	Gross realized (losses)	Transfers of HTM	Sale proceeds	Gross realized gains	Gross realized (losses)	Transfers of HTM[1]	Sale proceeds	Gross realized gains	Gross realized (losses)	Transfers of HTM
US government and federal agencies	—	—	—	—	—	—	—	998,157	189,417	1,563	(1,802)	—
Asset-backed securities - Student loans	5,586	—	(14)	—	7,631	—	(19)	—	—	—	—	—
Total	5,586	—	(14)	—	7,631	—	(19)	998,157	189,417	1,563	(1,802)	—
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

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal and business loans are generally repayable over terms not exceeding five years. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The credit card portfolio is managed as a single portfolio and includes consumer and business cards. The effective yield on total loans as at December 31, 2023 is 6.46% (December 31, 2022: 5.91%). The interest receivable on total loans as at December 31, 2023 is $23.1 million (December 31, 2022: $16.6 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

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

A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or that the principal or interest is 90 days past due unless it is a residential mortgage loan which is well secured and collection efforts are reasonably expected to result in amounts due. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The amortized cost of loans by credit quality classification and allowance for expected credit losses by class of loans is as follows:

December 31, 2023	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	274,854	—	—	—	274,854	(848)	274,006
Commercial and industrial	258,325	626	853	18,392	278,196	(10,133)	268,063
Commercial overdrafts	116,859	1,689	159	87	118,794	(267)	118,527
Total commercial loans	650,038	2,315	1,012	18,479	671,844	(11,248)	660,596

Commercial real estate loans
Commercial mortgage	590,276	1,484	1,842	3,133	596,735	(1,441)	595,294
Construction	10,981	—	—	—	10,981	—	10,981
Total commercial real estate loans	601,257	1,484	1,842	3,133	607,716	(1,441)	606,275

Consumer loans
Automobile financing	18,823	—	—	139	18,962	(59)	18,903
Credit card	85,242	—	392	—	85,634	(1,744)	83,890
Overdrafts	42,673	—	—	42	42,715	(379)	42,336
Other consumer[1]	41,901	—	1,682	839	44,422	(914)	43,508
Total consumer loans	188,639	—	2,074	1,020	191,733	(3,096)	188,637

Residential mortgage loans	3,105,085	16,084	140,761	38,385	3,300,315	(9,974)	3,290,341

Total	4,545,019	19,883	145,689	61,017	4,771,608	(25,759)	4,745,849
1 Other consumer loans’ amortized cost includes $8 million of cash and portfolio secured lending and $27 million of lending secured by buildings in construction or other collateral.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality classification is as follows:

December 31, 2023	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2023	446,889	—	—	—	446,889
2022	868,598	141	—	1,024	869,763
2021	522,169	146	—	—	522,315
2020	364,225	457	25,534	12	390,228
2019	526,356	339	272	8,979	535,946
Prior	1,559,264	17,110	119,332	50,872	1,746,578
Overdrafts and credit cards	257,518	1,690	551	130	259,889
Total amortized cost	4,545,019	19,883	145,689	61,017	4,771,608

December 31, 2022	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2022	971,776	—	—	4	971,780
2021	646,436	—	—	20	646,456
2020	485,944	142	508	23	486,617
2019	680,939	—	277	3,118	684,334
2018	393,623	—	12,133	1,355	407,111
Prior	1,499,410	9,767	91,795	58,483	1,659,455
Overdrafts and credit cards	264,356	305	926	51	265,638
Total amortized cost	4,942,484	10,214	105,639	63,054	5,121,391

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

December 31, 2023	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	274,854	274,854
Commercial and industrial	—	—	18,392	18,392	259,804	278,196
Commercial overdrafts	—	—	87	87	118,707	118,794
Total commercial loans	—	—	18,479	18,479	653,365	671,844

Commercial real estate loans
Commercial mortgage	—	355	3,133	3,488	593,247	596,735
Construction	—	—	—	—	10,981	10,981
Total commercial real estate loans	—	355	3,133	3,488	604,228	607,716

Consumer loans
Automobile financing	124	42	112	278	18,684	18,962
Credit card	902	255	392	1,549	84,085	85,634
Overdrafts	—	—	42	42	42,673	42,715
Other consumer	—	89	2,296	2,385	42,037	44,422
Total consumer loans	1,026	386	2,842	4,254	187,479	191,733

Residential mortgage loans	23,483	17,559	102,224	143,266	3,157,049	3,300,315

Total amortized cost	24,509	18,300	126,678	169,487	4,602,121	4,771,608

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2022	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	281,518	281,518
Commercial and industrial	5	—	18,461	18,466	298,928	317,394
Commercial overdrafts	—	—	45	45	124,506	124,551
Total commercial loans	5	—	18,506	18,511	704,952	723,463

Commercial real estate loans
Commercial mortgage	363	—	3,181	3,544	616,313	619,857
Construction	—	—	—	—	7,474	7,474
Total commercial real estate loans	363	—	3,181	3,544	623,787	627,331

Consumer loans
Automobile financing	104	5	160	269	20,565	20,834
Credit card	423	231	295	949	76,765	77,714
Overdrafts	—	—	6	6	44,414	44,420
Other consumer	179	16	797	992	56,508	57,500
Total consumer loans	706	252	1,258	2,216	198,252	200,468

Residential mortgage loans	30,813	4,081	49,486	84,380	3,485,749	3,570,129

Total amortized cost	31,887	4,333	72,431	108,651	5,012,740	5,121,391

Changes in Allowances For Credit Losses
The increase in the allowance for expected credit losses as at December 31, 2023 was primarily attributable to an increase in credit card provisions, changes in specific provisions on identified loans, changes in macroeconomic factors, such as GDP forecasts, and partially offset by net paydowns and maturities in the portfolio. As disclosed in Note 2: Significant accounting policies, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Year ended December 31, 2023
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of year	12,143	884	2,696	9,238	24,961
Provision increase (decrease)	570	566	1,223	2,066	4,425
Recoveries of previous charge-offs	70	—	975	612	1,657
Charge-offs, by origination year
2023	—	—	(4)		(4)
2022	—	—	(52)	—	(52)
2021	—	—	(31)	—	(31)
2020	—	—	(33)	—	(33)
2019	—	—	(2)	—	(2)
Prior	(1,474)	(8)	(122)	(2,128)	(3,732)
Overdrafts and credit cards	(66)	—	(1,536)	—	(1,602)
Other	5	(1)	(18)	186	172
Allowances for expected credit losses at end of year	11,248	1,441	3,096	9,974	25,759

	Year ended December 31, 2022
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of year	11,126	1,168	3,020	12,759	28,073
Provision increase (decrease)	2,378	(285)	1,252	(675)	2,670
Recoveries of previous charge-offs	1	—	1,150	262	1,413
Charge-offs	(1,314)	—	(2,721)	(2,912)	(6,947)
Other	(48)	1	(5)	(196)	(248)
Allowances for expected credit losses at end of year	12,143	884	2,696	9,238	24,961

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

Non-Performing Loans
During the year ended December 31, 2023, no interest was recognized on non-accrual loans. Non-performing loans at December 31, 2023 include PCD loans, which have all been on non-accrual status since their acquisition. No credit deteriorated loans were purchased during the period.

	December 31, 2023				December 31, 2022
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	18,086	306	—	18,392	18,159	302	—	18,461
Commercial overdrafts	—	88	—	88	—	45	—	45
Total commercial loans	18,086	394	—	18,480	18,159	347	—	18,506

Commercial real estate loans
Commercial mortgage	1,958	1,175	—	3,133	1,494	1,688	—	3,182
Total commercial real estate loans	1,958	1,175	—	3,133	1,494	1,688	—	3,182

Consumer loans
Automobile financing	124	15	—	139	141	20	—	161
Credit card	—	—	392	392	—	—	295	295
Overdrafts	—	42	—	42	—	6	—	6
Other consumer	512	327	1,682	2,521	649	152	—	801
Total consumer loans	636	384	2,074	3,094	790	178	295	1,263

Residential mortgage loans	20,059	18,326	70,325	108,710	20,621	19,777	10,964	51,362
Total non-performing loans	40,739	20,279	72,399	133,417	41,064	21,990	11,259	74,313

Loan Modifications Made to Borrowers Experiencing Financial Difficulty (from January 1, 2023)
The following table summarizes the amortized cost basis of loan modifications made to borrowers experiencing financial difficulty during the year ended December 31, 2023.

	Amortized cost basis				Weighted average financial effects
December 31, 2023	Term extension and interest rate reduction	Term extension	Interest rate reduction	In % of the class of loans	Months of term extension	Interest rate reduction
Commercial mortgage	472	—	—	0.1%	22	1.8%
Residential mortgage loans	2,938	3,499	7,428	0.4%	35	3.3%

Age analysis and subsequent default of modified loans.
As at December 31, 2023 all loans for which a concession was granted during the preceding 12 months are current, except for the following:
- $0.3 million of residential mortgages for which a reduction in interest rate was granted are 60 to 89 days past due;
- $0.8 million of residential mortgages for which a reduction in interest rate was granted had a payment default and are 90 days or more past due.

Loans modified in a TDR (Prior to January 1, 2023)
As at December 31, 2022, the Bank had no loans that were modified in a TDR during the preceding 12 months that subsequently defaulted.

TDRs entered into during the period (prior to January 1, 2023)

	Year ended December 31, 2022
	Number of contracts	Pre-modification recorded loans	Modification: interest capitalization	Post- modification recorded loans
Residential mortgage loans	6	2,836	425	3,261

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

TDRs Outstanding (prior to January 1, 2023)	December 31, 2022
	Accrual	Non-accrual
Commercial loans	796	—
Commercial real estate loans	1,503	2,357
Residential mortgage loans	59,175	10,342
Total TDRs outstanding	61,474	12,699

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

	December 31, 2023				December 31, 2022
Geographic region	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Belgium	2,815	—	—	2,815	2,641	—	—	2,641
Bermuda	39,843	1,772,429	189,190	2,001,462	40,671	1,920,467	243,904	2,205,042
Canada	1,198,290	—	—	1,198,290	1,216,876	—	—	1,216,876
Cayman Islands	46,870	1,171,213	197,333	1,415,416	36,609	1,236,373	233,599	1,506,581
Germany	1,637	—	—	1,637	20,422	—	—	20,422
Guernsey	1	630,157	180,179	810,337	1	674,562	199,714	874,277
Ireland	13,849	—	—	13,849	26,597	—	—	26,597
Japan	15,831	—	—	15,831	13,071	—	—	13,071
Jersey	—	181,647	17,514	199,161	—	150,769	35,042	185,811
Norway	94,698	—	—	94,698	99,777	—	—	99,777
Switzerland	1,952	—	—	1,952	2,748	—	—	2,748
The Bahamas	990	5,625	—	6,615	1,521	7,510	—	9,031
United Kingdom	558,724	1,010,537	162,002	1,731,263	715,750	1,131,710	108,406	1,955,866
United States	894,259	—	—	894,259	865,671	—	—	865,671
Other	2,200	—	—	2,200	2,781	—	—	2,781
Total gross exposure	2,871,959	4,771,608	746,218	8,389,785	3,045,136	5,121,391	820,665	8,987,192

Note 8: Premises, equipment and computer software

	December 31, 2023			December 31, 2022
Category	Cost	Accumulated depreciation	Net carrying value	Cost	Accumulated depreciation	Net carrying value
Land	8,333	—	8,333	8,333	—	8,333
Buildings	198,692	(88,670)	110,022	181,929	(81,184)	100,745
Equipment	26,583	(19,730)	6,853	25,527	(17,764)	7,763
Computer hardware and software in use	164,231	(136,804)	27,427	197,846	(182,353)	15,493
Computer software in development	1,727	—	1,727	13,807	—	13,807
Total	399,566	(245,204)	154,362	427,442	(281,301)	146,141

During the year ended December 31, 2023, the Bank completed the upgrade of its core banking systems and online platforms in Bermuda and Cayman and concurrently decommissioned the legacy systems that were fully depreciated in the amount of $54.8 million. In addition, the Bank inaugurated its new flagship retail banking center in Bermuda which formed part of the multi-year Bermuda Head Office renovation project.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
Depreciation charged to operating expenses	December 31, 2023	December 31, 2022	December 31, 2021
Buildings (included in Property expense)	7,334	5,963	6,005
Equipment (included in Property expense)	2,389	2,390	2,323
Computer hardware and software (included in Technology and communication expense)	10,044	10,124	18,902
Total depreciation charged to operating expenses	19,767	18,477	27,230

Note 9: Goodwill and other intangible assets

Goodwill

	Segment
	Cayman	Channel Islands and the UK	Other	Total
Balance at December 31, 2020	551	22,964	2,112	25,627
Foreign exchange translation adjustment	—	(226)	(45)	(271)
Balance at December 31, 2021	551	22,738	2,067	25,356
Foreign exchange translation adjustment	—	(2,466)	2	(2,464)
Balance at December 31, 2022	551	20,272	2,069	22,892
Foreign exchange translation adjustment	—	1,143	72	1,215
Balance at December 31, 2023	551	21,415	2,141	24,107

Customer Relationship Intangible Assets

	December 31, 2023			December 31, 2022
Segment	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
Bermuda	29,785	(19,297)	10,488	29,785	(17,868)	11,917
Cayman	16,517	(8,865)	7,652	16,517	(7,764)	8,753
Channel Islands and the UK	97,760	(63,746)	34,014	89,396	(62,380)	27,016
Other	24,540	(1,894)	22,646	5,563	(1,771)	3,792
Total	168,602	(93,802)	74,800	141,261	(89,783)	51,478
Customer relationships are initially valued based on the present value of net cash flows expected to be derived solely from the recurring customer base existing as at the date of acquisition. Customer relationship intangible assets may or may not arise from contracts.

On September 6, 2022, the Bank announced that it has entered into an agreement to acquire the global trust business of Credit Suisse in Guernsey, Singapore and The Bahamas. The onboarding of selected trust customers relating to this asset acquisition was completed in December 2023.

During the year ended December 31, 2023, the Bank acquired $27.3 million of new customer relationship intangible assets with an estimated useful life of 15 years via the aforementioned asset acquisition (December 31,2022: nil). During the year ended December 31, 2023, no amounts were written off (December 31, 2022: Nil). The amortization expense amounted to $5.7 million (December 31, 2022: $5.7 million, December 31, 2021: $6.0 million) and the foreign exchange translation adjustment increased the net carrying amount by $1.7 million (December 31, 2022: decreased by $3.6 million, December 31, 2021: increased by $0.4 million). The estimated aggregate amortization expense for each of the succeeding five years is $7.6 million.

Note 10: Deposits

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
December 31, 2023	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,656,659	5,602,255	8,258,914	42,571	15,177	18,877	10,360	86,985	8,345,899
Term - $100k or more	N/A	N/A	—	2,633,800	474,034	459,325	73,650	3,640,809	3,640,809
Total deposits	2,656,659	5,602,255	8,258,914	2,676,371	489,211	478,202	84,010	3,727,794	11,986,708

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2022	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	3,039,701	6,844,127	9,883,828	32,764	9,814	12,848	11,391	66,817	9,950,645
Term - $100k or more	N/A	N/A	—	2,093,464	447,471	423,737	75,759	3,040,431	3,040,431
Total deposits	3,039,701	6,844,127	9,883,828	2,126,228	457,285	436,585	87,150	3,107,248	12,991,076
¹ The weighted-average interest rate on interest-bearing demand deposits as at December 31, 2023 is 0.81% (December 31, 2022: 0.47%).

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

By Type and Segment	December 31, 2023			December 31, 2022
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	3,487,911	985,180	4,473,091	3,813,274	674,895	4,488,169
Cayman	2,971,581	1,033,515	4,005,096	3,641,646	651,168	4,292,814
Channel Islands and the UK	1,799,422	1,709,099	3,508,521	2,428,908	1,781,185	4,210,093
Total deposits	8,258,914	3,727,794	11,986,708	9,883,828	3,107,248	12,991,076

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

The following table presents the financial position of the Bank’s defined benefit pension plans and the Bank’s post-retirement medical benefit plan, which is unfunded. The Bank measures the benefit obligations and plan assets annually on each December 31 and therefore, the most recent measurement date is December 31, 2023.

The 2023 net actuarial loss recognized in the defined benefit plans is largely due to a decrease in discount rates as well as an update to census data used to value the benefit obligation.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2023		December 31, 2022		December 31, 2021
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Accumulated benefit obligation at end of year	110,004	88,682	106,748	91,983	157,478	125,968

Change in projected benefit obligation
Projected benefit obligation at beginning of year	106,748	91,983	157,478	125,968	179,018	128,167
Service cost	—	76	—	130	—	82
Interest cost	5,367	4,786	3,026	3,114	2,729	2,594
Benefits paid	(7,829)	(3,244)	(9,153)	(5,774)	(9,050)	(3,712)
Prior service cost	—	—	—	—	403	—
Settlement and curtailment of liability	—	—	—	—	(5,906)	—
Actuarial (gain) loss	3,368	(4,919)	(37,425)	(31,455)	(9,093)	(1,163)
Foreign exchange translation adjustment	2,350	—	(7,178)	—	(623)	—
Projected benefit obligation at end of year	110,004	88,682	106,748	91,983	157,478	125,968

Change in plan assets
Fair value of plan assets at beginning of year	137,294	—	179,025	—	182,516	—
Actual return on plan assets	3,725	—	(24,574)	—	10,265	—
Employer contribution	386	3,244	207	5,774	1,680	3,712
Plan settlement	—	—	—	—	(5,625)	—
Benefits paid	(7,829)	(3,244)	(9,153)	(5,774)	(9,050)	(3,712)
Foreign exchange translation adjustment	3,077	—	(8,211)	—	(761)	—
Fair value of plan assets at end of year	136,653	—	137,294	—	179,025	—

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost included in accrued interest and other assets	26,661	—	30,581	—	21,809	—
Accrued pension benefit cost included in employee benefit plans liability	(12)	(88,682)	(35)	(91,983)	(262)	(125,968)
Surplus (deficit) of plan assets over projected benefit obligation at measurement date	26,649	(88,682)	30,546	(91,983)	21,547	(125,968)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

		Year ended
		December 31, 2023		December 31, 2022		December 31, 2021
		Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Amounts recognized in accumulated other comprehensive income (loss) consist of:
Net actuarial gain (loss), excluding deferred taxes		(51,165)	18,114	(47,452)	14,528	(55,809)	(18,371)
Net prior service credit (cost)		(398)	(6,294)	(453)	(6,818)	(591)	(7,342)
Net amount recognized in accumulated other comprehensive income (loss)		(51,563)	11,820	(47,905)	7,710	(56,400)	(25,713)

Annual benefit expense
Expense component	Line item in the consolidated statements of operations
Service cost	Salaries and other employee benefits	—	76	—	130	58	82
Interest cost	Non-service employee benefits expense	5,367	4,786	3,027	3,114	2,729	2,594
Expected return on plan assets	Non-service employee benefits expense	(6,117)	—	(6,633)	—	(6,437)	N/A
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,284	524	2,218	1,444	2,766	1,679
Amortization of prior service (credit) loss	Non-service employee benefits expense	79	(1,333)	81	524	(25)	524
(Gain) loss on settlement	Net other gains (losses)/Non-service employee benefits expense	—	—	(907)	—	1,679	—
Defined benefit (income) expense		1,613	4,053	(2,214)	5,212	770	4,879
Defined contribution expense		8,525	—	7,825	—	8,259	—
Total benefit (income) expense		10,138	4,053	5,611	5,212	9,029	4,879
The components of benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of operations.

Other changes recognized in other comprehensive income (loss)
Net gain (loss) arising during the year		(5,762)	4,919	6,218	31,455	14,772	1,163
Net loss (gain) on settlement reclassified to net income		—	—	(907)	—	—	—
Prior service credit (cost) arising during the year		—	—	—	—	(399)	—
Amortization of net actuarial (gains) losses		2,284	524	2,218	1,444	2,766	1,679
Amortization of prior service (credit) cost		79	(1,333)	81	524	(25)	524
Change in deferred taxes		—	—	—	—	(1,462)	—
Foreign exchange adjustment		(259)	—	885	—	203	—
Total changes recognized in other comprehensive income (loss)		(3,658)	4,110	8,495	33,423	15,855	3,366
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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Actuarial Assumptions

	Year ended
	December 31, 2023		December 31, 2022		December 31, 2021
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Actuarial assumptions used to determine annual benefit expense
Weighted average discount rate	5.20%	5.37%	2.30%	2.88%	1.90%	2.53%
Weighted average rate of compensation increases[1]	3.00%	N/A	3.00%	N/A	2.20%	N/A
Weighted average expected long-term rate of return on plan assets	6.30%	N/A	4.45%	N/A	3.65%	N/A
Weighted average annual medical cost increase rate	N/A	6.9% to 4.5% in 2040	N/A	7.0% to 4.5% in 2040	N/A	7.2% to 4.5% in 2040

Actuarial assumptions used to determine benefit obligations at end of year
Weighted average discount rate	4.85%	5.16%	5.20%	5.37%	2.30%	2.88%
Weighted average rate of compensation increases[1]	3.00%	N/A	3.00%	N/A	3.00%	N/A
Weighted average annual medical cost increase rate	N/A	6.8% to 4.5% in 2040	N/A	6.9% to 4.5% in 2040	N/A	7.0% to 4.5% in 2040
[1]Only the UK subsidiary plan is impacted by potential future compensation increases.

Investments Policies and Strategies
The pension plans’ assets are managed according to each plan's investment policy statement, which outlines the purpose of the plan, statement of objectives and guidelines and investment policy. The asset allocation is diversified and any use of derivatives is limited to hedging purposes only.

	December 31, 2023		December 31, 2022
Weighted average actual and target asset allocations of the pension plans by asset category	Actual allocation	Target allocation	Actual allocation	Target allocation
Debt securities (including debt mutual funds)	70%	74%	71%	74%
Equity securities (including equity mutual funds)	20%	9%	19%	9%
Other	10%	17%	10%	17%
Total	100%	100%	100%	100%

Fair Value Measurements of Pension Plans' Assets
The following table presents the fair value of the plans' assets by category and level of inputs used in their respective fair value determination as described in "Note 2: Significant accounting policies", except the level 3 security, for which the valuation determination is described following the below table:

	December 31, 2023				December 31, 2022
	Fair value determination				Fair value determination
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value
US government and federal agencies	—	34,278	—	34,278	—	35,332	—	35,332
Non-US governments debt securities	—	44,383	—	44,383	—	43,728	—	43,728
Corporate debt securities	—	17,604	—	17,604	—	18,050	—	18,050
Equity securities and mutual funds	926	25,986	—	26,912	954	25,172	—	26,126
Other	410	1,244	11,822	13,476	600	2,504	10,954	14,058
Total fair value of plans' assets	1,336	123,495	11,822	136,653	1,554	124,786	10,954	137,294
The Level 3 assets consist of insured annuity policies covering the full pension benefits of certain plan members. The fair value of these policies is deemed equal to the actuarial value of the projected benefit obligation for the insured benefits. At December 31, 2023, 19.1% (December 31, 2022: 18.4%) of the assets of the pension plans were mutual funds and equity securities managed or administered by wholly-owned subsidiaries of the Bank. At December 31, 2023, 0.7% (December 31, 2022: 0.7%) of the plans' assets were invested in common shares of the Bank.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Estimated 2024 Bank contribution to and estimated benefit payments for the next ten years under the pension and post-retirement medical benefit plans are as follows:

	Pension plans	Post- retirement medical benefit plan
Estimated Bank contributions for the full year ending December 31, 2024	—	5,092
Estimated benefit payments by year:
2024	6,600	5,092
2025	6,700	5,321
2026	6,500	5,542
2027	7,100	5,742
2028	6,500	5,903
2029-2033	32,800	31,314

Note 12: Credit related arrangements, repurchase agreements and commitments

Commitments
As at December 31, 2023, the Bank was committed to expenditures under contract for information technology services sourcing of $32.1 million (December 31, 2022: $42.9 million). The Bank funded its expenditures with its own resources and plans to fund those currently in progress with its own resources, which may be obtained through cash on hand, cash flows from operations and issuances of debt and equity securities.

The following table summarizes the Bank's commitments for sourcing and other agreements:

Year ending December 31	Sourcing	Other	Total
2024	11,771	20,574	32,345
2025	11,233	10,955	22,188
2026	9,092	7,254	16,346
2027	—	3,846	3,846
2028	—	3,552	3,552
2029 & thereafter	—	246	246
Total commitments	32,096	46,427	78,523

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

The Bank has a facility with one of its custodians, whereby the Bank may offer up to US $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31, 2023, $120.0 million (December 31, 2022: $121.3 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	December 31, 2023	December 31, 2022
Commitments to extend credit	496,577	564,324
Documentary and commercial letters of credit	1,824	2,331
Total unfunded commitments to extend credit	498,401	566,655
Allowance for credit losses	(302)	(274)

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2023			December 31, 2022
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	244,288	237,139	7,149	250,543	243,393	7,150
Letters of guarantee	3,529	3,493	36	3,467	3,431	36
Total	247,817	240,632	7,185	254,010	246,824	7,186

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

As at December 31, 2023, the Bank had 5 open positions (December 31, 2022: 2) in resell agreements with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortized cost of these resell agreements is $187.3 million (December 31, 2022: $59.9 million) and are included in securities purchased under agreements to resell on the consolidated balance sheets. As at December 31, 2023, there were no positions (December 31, 2022: no positions) which were offset on the consolidated balance sheets to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

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

Note 13: Leases

The Bank enters into operating lease agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2038. Certain lease payments will be adjusted during the related lease's term based on movements in the relevant consumer price index.

	Year ended
	December 31, 2023	December 31, 2022
Lease costs
Operating lease costs	7,673	7,576
Short-term lease costs	2,490	2,387
Sublease income	(1,126)	(1,197)
Total net lease cost	9,037	8,766
Operating lease income	1,200	1,012
Other information for the period
Right-of-use assets related to new operating lease liabilities	3,268	3,476
Operating cash flows from operating leases	7,808	7,630

	Year ended
Other information at end of period	December 31, 2023	December 31, 2022
Operating leases right-of-use assets (included in other assets on the balance sheets)	33,445	33,641
Operating lease liabilities (included in other liabilities on the balance sheets)	33,014	32,965
Weighted average remaining lease term for operating leases (in years)	9.52	9.24
Weighted average discount rate for operating leases	5.60%	5.40%

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2023:
Year ending December 31	Operating Leases
2024	7,162
2025	4,961
2026	4,128
2027	3,719
2028	3,725
2029 & thereafter	18,382
Total commitments	42,077
Less: effect of discounting cash flows to their present value	(9,063)
Operating lease liabilities	33,014

Note 14: Loan interest income

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Contractual interest earned	312,256	243,115	214,539

Amortization
Amortization of fair value hedge	(232)	(259)	(281)
Amortization of loan origination fees (net of amortized costs)	5,015	6,026	6,847
Amortization of fair value adjustment on purchased loans	322	508	439
Total loan interest income	317,361	249,390	221,544

Balance of unamortized fair value hedge included in loans as at year end	604	836	1,095
Balance of unamortized loan fees included in loans as at year end	10,822	11,878	11,926

Note 15: Segmented information

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

The Bermuda segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, automated teller machines and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services. Bermuda is also the location of the Bank's head offices and accordingly, retains the unallocated corporate overhead expenses.

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

Total Assets by Segment	December 31, 2023	December 31, 2022
Bermuda	5,181,431	5,405,365
Cayman	4,341,739	4,566,144
Channel Islands and the UK	4,204,561	4,626,183
Other	63,470	35,874
Total assets before inter-segment eliminations	13,791,201	14,633,566
Less: inter-segment eliminations	(417,181)	(327,504)
Total	13,374,020	14,306,062

2023	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	184,435	(3,774)	(4,755)	89,948	265,854	4,011	269,865	198,859	71,006
Cayman	127,829	5,858	61	66,891	200,639	(4)	200,635	64,511	136,124
Channel Islands and the UK	54,613	(2,084)	242	39,074	91,845	(253)	91,592	77,931	13,661
Other	83		—	35,801	35,884	(1)	35,883	31,182	4,701
Total before eliminations	366,960	—	(4,452)	231,714	594,222	3,753	597,975	372,483	225,492
Inter-segment eliminations	—	—	—	(19,378)	(19,378)	—	(19,378)	(19,378)	—
Total	366,960	—	(4,452)	212,336	574,844	3,753	578,597	353,105	225,492

2022	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	165,330	(3,388)	(1,226)	87,855	248,571	22	248,593	188,676	59,917
Cayman	113,301	2,593	(573)	66,696	182,017	(19)	181,998	62,120	119,878
Channel Islands and the UK	64,928	795	(597)	40,485	105,611	1,503	107,114	73,955	33,159
Other	25	—	—	29,425	29,450	16	29,466	28,400	1,066
Total before eliminations	343,584	—	(2,396)	224,461	565,649	1,522	567,171	353,151	214,020
Inter-segment eliminations	—	—	—	(17,874)	(17,874)	—	(17,874)	(17,874)	—
Total	343,584	—	(2,396)	206,587	547,775	1,522	549,297	335,277	214,020

2021	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Year ended December 31	Customer	Inter- segment
Bermuda	147,295	(1,304)	2,206	84,641	232,838	880	233,718	186,806	46,912
Cayman	89,757	1,241	1,415	58,058	150,471	213	150,684	58,945	91,739
Channel Islands and the UK	62,752	63	(493)	45,294	107,616	(2,454)	105,162	81,654	23,508
Other	3	—	—	27,549	27,552	—	27,552	27,043	509
Total before eliminations	299,807	—	3,128	215,542	518,477	(1,361)	517,116	354,448	162,668
Inter-segment eliminations	—	—	—	(17,435)	(17,435)	—	(17,435)	(17,435)	—
Total	299,807	—	3,128	198,107	501,042	(1,361)	499,681	337,013	162,668

Note 16: Derivative instruments and risk management

The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank’s derivative contracts principally involve over-the-counter transactions that are negotiated privately between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into ISDAs. Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used, as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked-to-market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2023	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	5	97,194	18	(267)	(249)
Fair value hedges	Currency swaps	3	150,826	5,361	—	5,361
Derivatives not formally designated as hedging instruments	Currency swaps	57	1,368,006	5,350	(22,206)	(16,856)
Subtotal risk management derivatives			1,616,026	10,729	(22,473)	(11,744)

Client services derivatives	Spot and forward foreign exchange	99	220,292	1,761	(1,646)	115
Total derivative instruments			1,836,318	12,490	(24,119)	(11,629)

December 31, 2022	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	1	5,207	—	(215)	(215)
Fair value hedges	Currency swaps	4	130,751	2,714	(191)	2,523
Derivatives not formally designated as hedging instruments	Currency swaps	63	1,884,169	8,052	(10,269)	(2,217)
Subtotal risk management derivatives			2,020,127	10,766	(10,675)	91

Client services derivatives	Spot and forward foreign exchange	160	312,772	2,401	(2,237)	164
Total derivative instruments			2,332,899	13,167	(12,912)	255
In addition to the above, as at December 31, 2023 foreign denominated deposits of £240.3 million (December 31, 2022: £235.5 million) and CHF 0.4 million (December 31, 2022: CHF 0.4 million) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

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

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2023				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	12,490	(10,148)	2,342	—	(368)	1,974

Derivative liabilities
Spot and forward foreign exchange and currency swaps	24,119	(10,148)	13,971	—	(8,401)	5,570
Net negative fair value			(11,629)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2022				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	13,167	(6,658)	6,509	—	(9)	6,500

Derivative liabilities
Spot and forward foreign exchange and currency swaps	12,912	(6,658)	6,254	—	(352)	5,902
Net positive fair value			255

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Year ended
Derivative instrument	Consolidated statements of operations line item	December 31, 2023	December 31, 2022	December 31, 2021
Spot and forward foreign exchange	Foreign exchange revenue	(47)	28	(131)
Currency swaps, not designated as hedge	Foreign exchange revenue	(14,639)	(7,188)	23,531
Currency swaps - fair value hedges	Foreign exchange revenue	2,837	3,842	(5,357)
Total net gains (losses) recognized in net income		(11,849)	(3,318)	18,043

Derivative instrument	Consolidated statements of comprehensive income line item	December 31, 2023	December 31, 2022	December 31, 2021
Currency swaps - net investment hedge	Unrealized net gains (losses) on translation of net investment in foreign operations	(35)	(1,123)	5,495
Total net gains (losses) recognized in comprehensive income		(35)	(1,123)	5,495

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

During the year ended December 31, 2023, there were no transfers between Level 1 and Level 2 or Level 2 and Level 3. During the year ended December 31, 2022, there were no transfers between Level 1 and Level 2. There was a transfer out of Level 3 into Level 2 due to increased price observability during the year ended December 31, 2022.

	December 31, 2023				December 31, 2022
	Fair value			Total carrying amount / fair value	Fair value			Total carrying amount / fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Items that are recognized at fair value on a recurring basis:
Financial assets
Equity securities
Mutual funds	—	—	—	—	—	236	—	236
Total equity securities	—	—	—	—	—	236	—	236

Available-for-sale investments
US government and federal agencies	715,965	847,820	—	1,563,785	838,938	873,838	—	1,712,776
Non-US governments debt securities	250,177	—	—	250,177	229,071	22,392	—	251,463
Asset-backed securities - Student loans	—	40	—	40	—	5,626	—	5,626
Residential mortgage-backed securities	—	17,127	—	17,127	—	19,000	—	19,000
Total available-for-sale	966,142	864,987	—	1,831,129	1,068,009	920,856	—	1,988,865

Other assets - Derivatives	—	2,342	—	2,342	—	6,509	—	6,509

Financial liabilities
Other liabilities - Derivatives	—	13,971	—	13,971	—	6,254	—	6,254

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Level 3 Reconciliation
The Level 3 financial instrument was a federal family education loan program guaranteed student loan security and was valued using a non-binding quote from an external security pricing service. During the year ended December 31, 2022, this instrument was transferred to Level 2 due to increased price observability.

The table below summarizes realized and unrealized gains and losses for Level 3 assets still held at the reporting date.

	December 31, 2023	December 31, 2022	December 31, 2021
	Available- for-sale investments	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of year	—	13,174	12,945
Proceeds from sales, paydowns and maturities	—	(7,631)	—
Change in unrealized gains (losses) recognized in other comprehensive income	—	102	229
Realized and unrealized gains recognized in net income	—	(19)	—
Transfers in (out of) Level 3 out of (into) Level 2 - AFS	—	(5,626)	—
Carrying amount at end of year	—	—	13,174
Cumulative gain (loss) recognized in other comprehensive income	—	(14)	(116)

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		December 31, 2023			December 31, 2022
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash and cash equivalents	Level 1	1,646,648	1,646,648	—	2,100,787	2,100,787	—
Securities purchased under agreements to resell	Level 2	187,274	187,274	—	59,871	59,871	—
Short-term investments	Level 1	1,038,037	1,038,037	—	884,478	884,478	—
Investments held-to-maturity	Level 2	3,461,097	2,976,709	(484,388)	3,738,080	3,197,508	(540,572)
Loans, net of allowance for credit losses	Level 2	4,745,849	4,700,532	(45,317)	5,096,430	5,049,570	(46,860)
Other real estate owned¹	Level 2	450	450	—	800	800	—

Financial liabilities
Term deposits	Level 2	3,727,794	3,732,610	(4,816)	3,107,248	3,108,511	(1,263)
Long-term debt	Level 2	98,490	96,145	2,345	172,289	177,919	(5,630)
¹ The current carrying value of OREO is adjusted to fair value only when there is devaluation below carrying value.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 18: Interest rate risk

The following tables set out the assets, liabilities and shareholders' equity on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank’s interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may be subject to early prepayment, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

December 31, 2023	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash and cash equivalents	1,555	—	—	—	—	92	1,647
Securities purchased under agreement to resell	187	—	—	—	—	—	187
Short-term investments	665	322	51	—	—	—	1,038
Investments	174	52	156	765	4,145	—	5,292
Loans	2,378	114	330	1,548	338	38	4,746
Other assets	—	—	—	—	—	464	464
Total assets	4,959	488	537	2,313	4,483	594	13,374

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	1,004	1,004
Demand deposits	5,602	—	—	—	—	2,657	8,259
Term deposits	2,676	489	479	84	—	—	3,728
Other liabilities	—	—	—	—	—	285	285
Long-term debt	—	—	—	98	—	—	98
Total liabilities and shareholders' equity	8,278	489	479	182	—	3,946	13,374

Interest rate sensitivity gap	(3,319)	(1)	58	2,131	4,483	(3,352)	—
Cumulative interest rate sensitivity gap	(3,319)	(3,320)	(3,262)	(1,131)	3,352	—	—

December 31, 2022	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash and cash equivalents	2,008	—	—	—	—	93	2,101
Securities purchased under agreement to resell	60	—	—	—	—	—	60
Short-term investments	406	422	56	—	—	—	884
Investments	6	8	179	943	4,592	—	5,728
Loans	2,927	35	166	1,533	406	29	5,096
Other assets	—	—	—	—	—	437	437
Total assets	5,407	465	401	2,476	4,998	559	14,306

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	865	865
Demand deposits	6,819	25	—	—	—	3,040	9,884
Term deposits	2,126	457	437	87	—	—	3,107
Other liabilities	—	—	—	—	—	278	278
Long-term debt	—	75	—	97	—	—	172
Total liabilities and shareholders' equity	8,945	557	437	184	—	4,183	14,306

Interest rate sensitivity gap	(3,538)	(92)	(36)	2,292	4,998	(3,624)	—
Cumulative interest rate sensitivity gap	(3,538)	(3,630)	(3,666)	(1,374)	3,624	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 19: Long-term debt

On May 24, 2018, the Bank issued US $75 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 1, 2028.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among others, to repay the entire amount of the US $47 million outstanding subordinated notes Series 2003-B. The notes issued pay a fixed coupon of 5.25% until June 1, 2023 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 2.27% over the 10-year US Treasury yield. The Bank incurred $1.8 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and were amortized over the life of the notes. These notes were redeemed at face value in June 2023 at which time, unamortized issuance costs were fully recognized in the Consolidated Statements of Operations as part of interest expense.

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

No interest was capitalized during the years ended December 31, 2023, 2022 and 2021.

In the event the Bank would be in a position to redeem long-term debt, priority would go to the redemption of the higher interest-bearing Series, subject to availability relative to the earliest date the Series is redeemable at the Bank's option.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at December 31, 2023. The interest payments are calculated until contractual maturity using the SOFR.

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100,000	5,250	39,716	15,863
Total					100,000	5,250	39,716	15,863
Unamortized debt issuance costs					(1,510)
Long-term debt less unamortized debt issuance costs					98,490

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

During the year ended December 31, 2023, there were no options to purchase common shares outstanding (December 31, 2022: nil, December 31, 2021: nil). During the year ended December 31, 2023, the average number of outstanding awards of unvested common shares was 1.5 million (December 31, 2022: 1.1 million, December 31, 2021: 1.0 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Net income	225,492	214,020	162,668

Basic Earnings Per Share
Weighted average number of common shares issued	49,423	50,214	50,145
Weighted average number of common shares held as treasury stock	(619)	(619)	(619)
Weighted average number of common shares (in thousands)	48,804	49,595	49,526

Basic Earnings Per Share	4.62	4.32	3.28

Diluted Earnings Per Share
Weighted average number of common shares	48,804	49,595	49,526
Net dilution impact related to awards of unvested common shares	473	265	349
Weighted average number of diluted common shares (in thousands)	49,277	49,860	49,875

Diluted Earnings Per Share	4.58	4.29	3.26

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

In May 2020, the Board of Directors approved the 2020 Omnibus Plan (the "2020 Plan") which replaces any previous plan. Under the 2020 Plan, 3.0 million shares are initially available for grant to employees in the form of stock options or unvested share awards. Both types of awards are detailed below.

Stock Option Awards
2020 Plan
Under the 2020 Plan, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price is reduced for all special dividends declared by the Bank. Stock option awards granted under the 2020 Plan vest based on two specific types of vesting conditions, i.e., time and performance conditions, as detailed below:

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

Performance vesting condition
50% of each option award was granted in the form of performance options and would vest (partially or fully) on a “valuation event” date (the date that any of the March 2, 2010 new investors transfers at least 5% of the total number of common shares or the date that there is a change in control and any of the new investors realize a predetermined multiple of invested capital). On September 21, 2016, it was determined that a valuation event occurred during which a new investor realized a MOIC of more than 200% of the original invested capital of $12.09 per share and accordingly, all outstanding unvested performance options vested.

There were no stock options outstanding as at December 31, 2023 and December 31, 2022.

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

The grant date weighted average fair value (which equals the actual trading price prevailing on grant date) of unvested share awards granted in the years ended December 31, 2023, 2022 and 2021 was $32.89, $35.05 and $33.26, respectively. The Bank expects to settle these awards by issuing new shares.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Employee Deferred Incentive Program
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

Employee Share Purchase Plan
The Bank's ESPP was approved in July 2021 and registered in November 2021. The first offering period started in May 2022. Under the Bank's ESPP, eligible employees may elect to contribute up to 15% of their regular compensation toward the purchase of Bank's shares at a 10% discount from market price on the closing date of each offering period. The ESPP specifies two consecutive six month offering periods per year. In the case of termination of employment or voluntary partial or full withdrawal from the plan, the related current offering period ESPP contributions are refunded to the employee and thus cannot be used to purchase shares under the ESPP. During the year ended December 31, 2023, 26,551 shares (December 31, 2022: 10,143 shares) were issued under the ESPP.

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Year ended
	December 31, 2023		December 31, 2022		December 31, 2021
	EDIP	ELTIP	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of year	621	705	297	704	364	658
Granted	199	395	486	280	118	283
Vested (fair value in 2023: $11.2 million, 2022: $17.3 million; 2021: $13.9 million)	(155)	(185)	(162)	(279)	(183)	(237)
Forfeitures (resignations, retirements, redundancies)	—	—	—	—	(2)	—
Outstanding at end of year	665	915	621	705	297	704

Share-based Compensation Cost Recognized in Net Income
	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	EDIP and ELTIP	EDIP and ELTIP	EDIP and ELTIP
Cost recognized in net income	19,676	16,215	14,539

	Year ended
Unrecognized Share-based Compensation Cost	December 31, 2023		December 31, 2022
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	11,774	2.66	14,234	3.35

ELTIP
Time vesting shares	118	2.12	—	0.00
Performance vesting shares	12,416	1.76	10,232	1.75
Total unrecognized expense	24,308		24,466

Note 22: Share repurchase programs

From time to time, the Bank may seek to repurchase and retire equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, liquidity and capital requirements, contractual restrictions, and other factors.

Common Share Repurchase Program
On December 2, 2019, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.5 million common shares through to February 28, 2021.

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

On December 5, 2023, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.5 million common shares through to December 31, 2024.

In the year ended December 31, 2023, the Bank repurchased and retired 3,133,717 shares.

	Year ended December 31
Common share repurchases	2023	2022	2021
Acquired number of shares (to the nearest 1)	3,133,717	102,000	534,828
Average cost per common share	28.27	38.21	36.93
Total cost (in US dollars)	88,590,240	3,897,268	19,753,336

Note 23: Accumulated other comprehensive income (loss)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2023				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of year	(25,700)	(91,212)	(220,345)	(47,905)	7,710	(40,195)	(377,452)
Other comprehensive income (loss), net of taxes	222	9,145	57,435	(3,658)	4,110	452	67,254
Balance at end of year	(25,478)	(82,067)	(162,910)	(51,563)	11,820	(39,743)	(310,198)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2022				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of year	(20,913)	91	(21,982)	(56,400)	(25,713)	(82,113)	(124,917)
Transfer of AFS investments to HTM investments	—	(99,143)	99,143	—	—	—	—
Other comprehensive income (loss), net of taxes	(4,787)	7,840	(297,506)	8,495	33,423	41,918	(252,535)
Balance at end of year	(25,700)	(91,212)	(220,345)	(47,905)	7,710	(40,195)	(377,452)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2021				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of year	(21,065)	(60)	72,779	(72,255)	(29,079)	(101,334)	(49,680)
Other comprehensive income (loss), net of taxes	152	151	(94,761)	15,855	3,366	19,221	(75,237)
Balance at end of year	(20,913)	91	(21,982)	(56,400)	(25,713)	(82,113)	(124,917)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCIL Components		Year ended
	Line item in the consolidated statements of operations, if any	December 31, 2023	December 31, 2022	December 31, 2021
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	19,420	(38,925)	(3,129)
Gains (losses) on net investment hedge	N/A	(19,198)	34,138	3,281
Net change		222	(4,787)	152

Held-to-maturity investment adjustments
Net unamortized gains (losses) transferred from AFS	N/A	—	(99,143)	—
Amortization of net gains (losses) to net income	Interest income on investments	9,145	7,840	151
Net change		9,145	(91,303)	151

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	60,199	(298,768)	(94,960)
Net unrealized (gains) losses transferred to HTM	N/A	—	99,143	—
Transfer of realized (gains) losses to net income	Net realized gains (losses) on AFS investments	14	19	239
Foreign currency translation adjustments of related balances	N/A	(2,778)	1,243	(40)
Net change		57,435	(198,363)	(94,761)

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	(5,762)	6,218	14,772
Net loss (gain) on settlement reclassified to net income	Net other gains (losses)	—	(907)	—
Prior service credit (cost) arising during the year	N/A	—	—	(399)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,284	2,218	2,766
Change in deferred taxes	N/A	—	—	(1,462)
Amortization of prior service (credit) cost	Non-service employee benefits expense	79	81	(25)
Foreign currency translation adjustments of related balances	N/A	(259)	885	203
Net change		(3,658)	8,495	15,855

Post-retirement healthcare plan
Net actuarial gain (loss)	N/A	4,919	31,455	1,163
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	524	1,444	1,679
Amortization of prior service (credit) cost	Non-service employee benefits expense	(1,333)	524	524
Net change		4,110	33,423	3,366

Other comprehensive income (loss), net of taxes		67,254	(252,535)	(75,237)

Note 24: Capital structure

Authorized Capital
The par value of each issued common share and each authorized but unissued common share is BM$0.01 and the authorized share capital of the Bank comprises 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each.

Dividends Declared
During the year ended December 31, 2023, the Bank declared and paid cash dividends of $1.76 (December 31, 2022: $1.76, December 31, 2021: $1.76) for each common share as of the related record dates. On February 12, 2024, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 11, 2024 to shareholders of record on February 26, 2024.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Regulatory Capital
The Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at December 31, 2023 and 2022. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

	December 31, 2023		December 31, 2022
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	1,042,506	N/A	983,342	N/A
Tier 1 capital	1,042,506	N/A	983,342	N/A
Tier 2 capital	109,423	N/A	183,640	N/A
Total capital	1,151,929	N/A	1,166,982	N/A

Risk Weighted Assets	4,540,745	N/A	4,843,370	N/A

Leverage Ratio Exposure Measure	13,777,771	N/A	14,774,309	N/A

Capital Ratios (%)
CET 1 capital	23.0%	10.0%	20.3%	10.0%
Tier 1 capital	23.0%	11.5%	20.3%	11.5%
Total capital	25.4%	13.5%	24.1%	13.5%
Leverage ratio	7.6%	5.0%	6.7%	5.0%

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

For the years ended December 31, 2023, 2022, and 2021, the Bank had no uncertain tax positions.

The Bank records income taxes based on the enacted tax laws and rates applicable in the relevant jurisdictions for the years ended December 31, 2023, 2022, and 2021. For the years ended December 31, 2023, 2022, and 2021, the Bank did not incur any interest or pay any penalties.

	Year ended
Income taxes in consolidated statements of operations	December 31, 2023	December 31, 2022	December 31, 2021
Current tax expense	1,909	3,223	2,818
Deferred tax (recovery) expense	(1,142)	459	305
Total tax (benefit) expense	767	3,682	3,123

Reconciliation between the Effective Income Tax Rate and the Statutory Income Tax Rate

	Year ended
	December 31, 2023		December 31, 2022		December 31, 2021
	$	%	$	%	$	%
Income tax expense in international offices taxed at different rates	2,814	1.2	4,349	2.0	3,366	2.0
Expenses not deductible for tax purposes	454	0.2	283	0.1	408	0.2
Prior year tax adjustments	45	—	83	—	(231)	(0.1)
Effect of change in tax rate	(76)	—	125	0.1	(1,217)	(0.7)
Change in valuation allowance	(2,192)	(1.0)	(1,364)	(0.6)	585	0.4
Other - net	(278)	(0.1)	206	0.1	212	0.1
Income tax (benefit) expense at effective tax rate	767	0.3	3,682	1.7	3,123	1.9

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Deferred income taxes	December 31, 2023	December 31, 2022

Deferred income tax asset
Tax loss carried forward	5,058	5,863
Allowance for compensated absence	23	19
Deferred income tax asset before valuation allowance	5,081	5,882
Less: valuation allowance	(1,287)	(3,478)
Deferred income tax asset after valuation allowance	3,794	2,404

Deferred income tax liability
Fixed assets	(595)	(477)
Total deferred income tax liability	(595)	(477)
Net deferred income tax assets	3,199	1,927

Management assesses the available positive and negative evidence to evaluate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as at December 31, 2023, a valuation allowance of $1.3 million (December 31, 2022: $3.5 million) has been recognized to record only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry-forward period change, or if there are changes in the available positive and negative evidence.

The Bank has net taxable loss carry forwards related to the Bank’s international operations of approximately $22.8 million (December 31, 2022: $27.8 million). Of these losses available to carry forward, $21.1 million (December 31, 2022: $27.3 million) have an indefinite life.

Note 26: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have deposits with the Bank, have loans and/or are guarantors for loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at December 31, 2023 and December 31, 2022. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2021	7,375
Net loans issued (repaid) during the year	(5,362)
Effect of changes in the composition of related parties	18,380
Balance at December 31, 2022	20,393
Net loans issued (repaid) during year	(658)
Balance at December 31, 2023	19,735

Consolidated balance sheets	December 31, 2023	December 31, 2022
Deposits	100,364	92,806

	Year ended December 31
Consolidated statement of operations	2023	2022	2021
Interest and fees on loans	1,149	900	1,209
Total non-interest expense	202	—	—
Other non-interest income	230	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements
(In thousands of US dollars, unless otherwise stated)

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets		December 31, 2023	December 31, 2022
Loans		9,801	10,211
Deposits		288	560
Accrued interest and other liabilities		305	—

	Year ended December 31
Consolidated statement of operations	2023	2022	2021
Interest and fees on loans	827	669	618
Other gains/losses	—	—	99
Total non-interest expense	1,573	1,720	1,519
Other non-interest income	242	242	—

Investments
The Bank held seed investments in Butterfield mutual funds, which were managed by a wholly-owned subsidiary of the Bank. These investments were sold during the year ended December 31, 2021.

As at December 31, 2023, several Butterfield mutual funds which are managed by a wholly-owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets		December 31, 2023	December 31, 2022
Deposits		4,633	20,549

	Year ended December 31
Consolidated statement of operations	2023	2022	2021
Asset management	9,461	7,379	5,217
Custody and other administration services	1,163	839	622
Other non-interest income	—	—	6
Interest expense - deposits	489	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements
(In thousands of US dollars, unless otherwise stated)

Note 27: Condensed financial statements of the parent company only

Condensed financial statements of the Bank of N.T. Butterfield & Son Limited (the ultimate parent company) without consolidation of its subsidiaries were as follows:

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Balance Sheets
(In thousands of US dollars)
	As at
	December 31, 2023	December 31, 2022
Assets
Cash and demand deposits with banks - Non-interest-bearing	40,436	38,835
Demand deposits with banks - Interest-bearing	64,273	142,213
Cash equivalents - Interest-bearing	265,775	723,323
Cash and cash equivalents	370,484	904,371
Securities purchased under agreements to resell	187,274	59,871
Short-term investments	599,156	80,315
Investments (none of the investment securities are intrinsically tax-exempt)
Equity securities	—	236
Available-for-sale (amortized cost: $853,864 (2022: 944,746))	786,903	853,749
Held-to-maturity (fair value: $1,148,103 (2022: $1,238,333))	1,309,659	1,421,556
Total investment in securities	2,096,562	2,275,541
Net assets of subsidiaries - Banks	597,724	480,297
Net assets of subsidiaries - Non-banks	52,265	1,563
Loans to third parties, net of allowance for credit losses	1,716,803	1,839,622
Loans to subsidiaries - Non-banks	34,541	58,056
Other assets, including accrued interest, premises, equipment and computer software, equity method investments, receivables from subsidiaries and other real estate owned	229,234	242,796
Total assets	5,884,043	5,942,432

Liabilities
Deposits
Non-interest bearing	1,610,269	1,811,455
Interest bearing	3,008,750	2,936,307
Total deposits	4,619,019	4,747,762
Employee benefit plans	88,682	91,983
Other liabilities, including accrued interest and payables to subsidiaries	74,255	65,583
Total other liabilities	162,937	157,566
Long-term debt	98,490	172,289
Total liabilities	4,880,446	5,077,617

Total shareholders’ equity	1,003,597	864,815
Total liabilities and shareholders’ equity	5,884,043	5,942,432

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Operations
(In thousands of US dollars)
	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Non-interest income
Banking	26,242	26,116	24,465
Foreign exchange revenue	11,253	11,858	9,660
Custody and other administration services	6,830	6,869	7,693
Other non-interest income	1,345	1,269	3,372
Dividends from subsidiaries - Banks	100,000	72,268	82,327
Dividends from subsidiaries - Non-banks	22,973	21,318	22,656
Total non-interest income	168,643	139,698	150,173
Interest income
Interest and fees on loans	129,626	118,829	116,031
Investments (none of the investment securities are intrinsically tax-exempt)	50,219	49,790	44,663
Cash and cash equivalents, securities purchased under agreements to resell and short-term investments	43,690	14,499	2,056
Total interest income	223,535	183,118	162,750
Interest expense
Deposits	34,064	10,834	6,405
Long-term debt	8,091	9,601	9,601
Securities sold under agreement to repurchase	66	22	—
Total interest expense	42,221	20,457	16,006
Net interest income before provision for credit losses	181,314	162,661	146,744
Provision for credit (losses) recoveries	(4,755)	(1,226)	2,206
Net interest income after provision for credit losses	176,559	161,435	148,950
Net gains (losses) on equity securities	46	14	85
Net gains (losses) on other real estate owned	(40)	9	(84)
Net other gains (losses)	4,005	—	850
Total other gains (losses)	4,011	23	851
Total net revenue	349,213	301,156	299,974
Non-interest expense
Salaries and other employee benefits	68,779	65,789	62,405
Technology and communications	32,241	29,551	35,675
Professional and outside services	32,959	29,744	27,726
Property	10,831	10,232	9,586
Indirect taxes	15,269	15,714	15,906
Non-service employee benefits expense	5,645	4,845	4,493
Marketing	3,194	3,629	2,497
Amortization of intangible assets	169	169	169
Other expenses	10,049	9,613	9,502
Total non-interest expense	179,136	169,286	167,959
Net income before equity in undistributed earnings of subsidiaries	170,077	131,870	132,015
Equity in undistributed earnings of subsidiaries	55,415	82,150	30,653
Net income	225,492	214,020	162,668
Other comprehensive income, net of tax	67,254	(252,535)	(75,237)
Total comprehensive income	292,746	(38,515)	87,431

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from operating activities
Net income	225,492	214,020	162,668
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	14,792	14,922	28,617
Provision for credit losses (recoveries)	4,755	1,226	(2,206)
Share-based payments and settlements	20,812	17,077	15,151
Net change in equity securities at fair value	236	(14)	7,096
Net (gains) losses on other real estate owned	40	(9)	84
(Increase) decrease in carrying value of equity method investments	313	120	31
Dividends received from equity method investments	5,096	12	291
Equity in undistributed earnings of subsidiaries	(55,415)	(82,150)	(30,653)
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	10,626	(25,888)	10,665
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	10,955	15,386	(14,597)
Cash provided by (used in) operating activities	237,702	154,702	177,147

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell	(127,403)	36,236	100,932
Short-term investments other than restricted cash: proceeds from maturities and sales	357,451	821,645	163,396
Short-term investments other than restricted cash: purchases	(869,466)	(666,837)	(391,996)
Available-for-sale investments: proceeds from sale	—	—	367
Available-for-sale investments: proceeds from maturities and pay downs	131,261	112,274	299,367
Available-for-sale investments: purchases	(41,426)	(44,504)	(669,391)
Held-to-maturity investments: proceeds from maturities and pay downs	112,348	158,665	269,311
Held-to-maturity investments: purchases	—	(203,867)	(316,820)
Net (increase) decrease in loans to third parties	117,772	125,215	60,395
Net (increase) decrease in loans to bank subsidiaries	—	13,534	135
Net (increase) decrease in loans to non-bank subsidiaries	23,515	3,845	(3,386)
Additions to premises, equipment and computer software	(13,267)	(20,567)	(10,372)
Proceeds from sale of other real estate owned	646	730	314
Injection of capital in subsidiary	(58,477)	(6,083)	(1,465)
Cash provided by (used in) investing activities	(367,046)	330,286	(499,213)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from financing activities
Net increase (decrease) in deposits	(147,941)	(265,270)	(192,756)
Repayment of long-term debt	(75,000)	—	—
Common shares repurchased	(88,590)	(3,897)	(19,754)
Cash dividends paid on common shares	(86,186)	(87,343)	(87,285)
Cash provided by (used in) financing activities	(397,717)	(356,510)	(299,795)
Net increase (decrease) in cash, cash equivalents and restricted cash	(527,061)	128,478	(621,861)
Cash, cash equivalents and restricted cash: beginning of year	910,893	782,415	1,404,276
Cash, cash equivalents and restricted cash: end of year	383,832	910,893	782,415

Components of cash, cash equivalents and restricted cash at end of year
Cash and cash equivalents	370,484	904,371	768,325
Restricted cash included in short-term investments on the consolidated balance sheets	13,348	6,522	14,090
Total cash, cash equivalents and restricted cash at end of year	383,832	910,893	782,415

Supplemental disclosure of cash flow information
Cash interest paid	39,412	18,680	15,156

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	336	830	307
Transfer of available-for-sale investments to held-to-maturity investments	—	364,983	—
Initial recognition of right-of-use assets and operating lease liabilities	—	—	536

Note 28: Subsequent events

On February 12, 2024, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 11, 2024 to shareholders of record on February 26, 2024.

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
1.1
Amended and Restated Bye-laws of The Bank of N.T. Butterfield & Son Limited (incorporated by reference to Exhibit 1.1 to the registrant's Annual Report on Form 20-F for the year ended December 31, 2022)

1.2	The N.T. Butterfield & Son Bank Act, 1904 (incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-1, filed on August 4, 2016)
2.1	Form of Specimen of Common Registered Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s registration statement on Form F-1/A, filed on August 30, 2016)
2.2	Description of Securities
4.1	Purchase Agreement, dated April 24, 2019, by and among Bank of N.T. Butterfield & Son Limited, Butterfield Bank (Guernsey) Limited and ABN AMRO (Channel Islands) Limited (incorporated by reference to Exhibit 2.1 to the registrant's report on Form 6-K filed on April 25, 2019)
4.2	The Bank of N.T. Butterfield & Son Limited 2020 Omnibus Share Incentive Plan (incorporated by reference to Exhibit 4.4 to the registrant’s registration statement on Form S-8, filed on May 6, 2020)
4.3	Subordinated Debt Securities Indenture between The Bank of N.T. Butterfield & Son Limited and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on May 24, 2018)
4.4	Second Supplemental Indenture, between The Bank of N.T. Butterfield & Son Limited and The Bank of New
York Mellon Trust Company, N.A., as Trustee, dated as at June 11, 2020, to Subordinated Debt Securities
Indenture, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's report on
Form 6-K filed on June 11, 2020)
4.5	The Bank of N.T. Butterfield & Son Limited 2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 4.4 to the registrant’s registration statement on Form S-8, filed on November 2, 2021)
8	List of Subsidiaries
11	Insider Trading Policy
12.1	Certification of the Chairman & Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification of the Chairman & Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Ltd.
97	Clawback Policy: Recovery of erroneously awarded incentive-based compensation (Effective July 31, 2023)
101
The following materials from our annual report on Form 20-F for the year ended December 31, 2023 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
                                    The Bank of N.T. Butterfield & Son Limited

By:	/s/ Michael Collins
Name:	Michael Collins
Title:	Chairman & Chief Executive Officer
Date:	February 21, 2024

Glossary of abbreviations and defined terms

2020 AMLA        Anti-Money Laundering Act of 2020
AFS        Available-for-sale
AMLA        Swiss Federal Act on Combating Money Laundering and
Terrorist Financing of 10 October 1997
AOCIL        Accumulated other comprehensive income (loss)
ASU        Accounting Standards Update
AT1        Additional Tier 1 capital
ATM        Automated Teller Machines
AUA        Assets Under Administration
AUC        Assets Under Custody
AUM        Assets Under Management
Basel III        Basel III Accord
BATCA        Banks & Trust Companies Act (2021 Revision)
BBH        Brown Brothers Harriman
BBL        Banking Business (Jersey) Law 1991
BCBS        Basel Committee on Banking Supervision
BDCA         Banks and Deposit Companies Act 1999
BMA         Bermuda Monetary Authority
BMD         Bermuda Dollar
BNYM         Bank of New York Mellon
Board         Board of Directors
BRR        Borrower Risk Ratings
BSL         Banking Supervision (Bailiwick of Guernsey) Law, 2020
BSX Act         Bermuda Stock Exchange Company Act 1992
BSX         Bermuda Stock Exchange
CAGR        Compound annual growth rates
CARP        Capital Assessment and Risk Profile
CCR        Counterparty Credit Risk
CD        Certificates of Deposit
CEACS         Core net income attributable to common shareholders
CECL         Current Expected Credit Loss Model
CEO         Chairman & Chief Executive Officer
CET1         Common Equity Tier 1 capital
CFO         Chief Financial Officer
CIMA         Cayman Islands Monetary Authority
CIT        Corporate Income Tax Act 2023
CORC        Compliance and Operational Risk Committee
Core ROATA     Core return on average tangible assets
Core ROATCE     Core return on average tangible common equity
CP        Commercial Paper
CRM        Credit Risk Management
CSPB         Corporate Service Provider Business Act 2012
CTA        Cumulative translation adjustment
DCS        Depositors Compensation Scheme
DIS        Deposit Insurance Scheme
DPA        Data Protection Act
Revised Swiss Federal Act on Data Protection of
September 25, 2020
DPAJL         Data Protection Authority (Jersey) Law, 2018
DPJL        Data Protection (Jersey) Law, 2018
DPL 2017         Data Protection (Bailiwick of Guernsey) Law, 2017
DPO        Ordinance to the Federal Data Protection of August 31,
2022
D-SIB        Domestic Systemically Important Bank
DXC        DXC Technologies
EAD        Exposure at Default
ECAIs        External Credit Assessment Institutions
ECOFIN        EU’s Economic and Financial Affairs Council
EDIP        Employee Deferred Incentive Program
ELTIP        Executive Long-Term Incentive Share Program
ESG     Environmental, Social and Governance
ESPP        Employee Share Purchase Plan
EU     European Union
EVE        Economic Value of Equity
Exchange Act        Securities Exchange Act of 1934
FASB        Financial Accounting Standards Board
FATCA        Foreign Account Tax Compliance Act
FATF        Financial Action Task Force
FCA        Financial Conduct Authority
FCRA        Fair Credit Reporting Act
FFELP        Federal Family Education Loan Program
FIC        Financial Institutions Committee
FinIA         Swiss Federal Financial Institutions Act
FinIO        Swiss Federal Financial Institutions Act
FINMA        Swiss Financial Market Supervisory Authority
FINRA        Financial Industry Regulatory Authority
FPI        Foreign Private Issuer
FRA        Financial Reporting Authority of the Cayman Islands
FSMA        Financial Services and Markets Act 2000
GAAP         Generally Accepted Accounting Principles in the United
    States of America
GALCO        Group Asset and Liability Committee
GBP        Great British Pound
GCC        Group Credit Committee
GDPR         EU General Data Protection Regulation (EU) 2016/679
GDP        Gross Domestic Product
GFSC         Guernsey Financial Services Commission
GRCC        Group Risk and Compliance Committee
GTS        Global Trust Solutions
Guernsey DCS     Guernsey Deposit Compensation Scheme
HTM        Held-to-maturity
IA        Insurance Act, 2010 (as amended)
IGAs         Intergovernmental Agreements
IRC        Internal Revenue Code of 1986,
IRR        Interest Rate Risk
IRS         US Internal Revenue Service
IRRBB        Interest Rate Risk in the Banking Book
ISDA        International Swaps and Derivatives Association
IT        Information Technology
Jersey DCS     Jersey Bank Deposit Compensation Scheme
JFSC         Jersey Financial Services Commission
JOIC         Jersey Office of the Information Commissioner
KBRA         Kroll Bond Rating Agency
KYC        Know your customer
LCF        Lending, Credit and Finance (Bailiwick of Guernsey) Law
LCR        Liquidity Coverage Ratio
LIBOR         London Interbank Offered Rate
LGD        Loss-Given Default
LTV        Loan-to-Value
MAS         Monetary Authority of Singapore
MIPRU         Mortgage and Home Finance Firms and Insurance
Intermediaries
MLRs 2017        Money Laundering, Terrorist Financing and Transfer
of Funds (Information on the Payer) Regulations 2017 (as amended)
Moody's     Moody's Investor Service
MOIC        Multiple of invested capital
NACL         Non-Accrual Loan
NCO         Net Charge-Off
NII        Net Interest Income
NIM         Net interest margin
NPA         Non-Performing Assets
NPL         Non-Performing Loan
NRSROs         Nationally recognized statistical rating organizations
NSFR         Net Stable Funding Ratio
NRSROs        Nationally recognized statistical rating organizations
NYSE         New York Stock Exchange
OCI        Other comprehensive income
OCL        Other comprehensive loss
OECD        Organization for Economic Cooperation and
Development
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
PCL         Proceeds of Crime Act (2020 Revision)
PD        Probability of Default

PFIC         Passive Foreign Investment company
PIPA         Personal Information Protection Act 2016
POI        Protection of Investors
PwC        PricewaterhouseCoopers Ltd., Bermuda
Regulation FD     Regulation Fair Disclosure
QEF        Qualified electing fund
ROA         Return on average assets
ROE         Return on average common shareholders' equity
RPCC        Risk Policy and Compliance Committee
RWA         Risk-weighted Assets
S&P         Standard & Poor's
SA-CCR        Standardised Approach for measuring Counterparty
Credit Risk exposures
SEC         Securities and Exchange Commission
SIBA         Securities Investment Business Act (2021 Revision)
SO-FIT        Organisme de Surveillance pour Intermédiaires
Financiers & Trustees
SOFR        Secured Overnight Financing Rate
SREP        Supervisory Review and Evaluation Process
SWIFT         Society for Worldwide Interbank Financial
Telecommunication
TCA         Trust Companies Act 2005
TCE/TA         Tangible Common Equity/Tangible Assets
TDR         Troubled debt restructuring
TE/TA         Tangible total Equity/Tangible Assets
USAO         U.S Attorney's Office for the Southern District of New
York
UK        United Kingdom
US        United States

v