Form 20-F
period 2024-12-31
Bank of N.T. Butterfield & Son Ltd
filed 2025-02-19
CIK 1653242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

December 31, 2024
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
Simon Des-Etages, 65 Front Street, Hamilton, HM 12 Bermuda
Telephone: (441) 295-1111; Fax: (441) 292-4365
E-mail: Simon.Des-Etages@Butterfieldgroup.com
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
As at December 31, 2024, there were 43,537,979 shares of the registrant's common stock outstanding.

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
Our consolidated financial statements as at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been audited, as stated in the report appearing herein, by PricewaterhouseCoopers Ltd., Bermuda ("PwC"), and are included in this report and are referred to as our audited consolidated financial statements. We have prepared these financial statements in accordance with GAAP.
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
Our financial performance generally, and in particular the ability of our borrowers to pay interest and repay principal on outstanding loans and the value of the collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our future growth, are highly dependent upon the business environment in the markets in which we operate. A downturn in any of Bermuda, the Cayman Islands, or the Channel Islands and the UK can have a profound impact on our business performance. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, any downgrade in sovereign credit ratings to which our credit ratings are correlated, the prevailing yield curve, inflation and price levels, monetary and fiscal policy, regulatory or legal changes (including changes in tax, property and domiciliation laws and regulations) or changes in enforcement thereof, unemployment rates, investor or business confidence, natural or man-made disasters, the strength of the local economy in the markets in which we operate, or a combination of these or other factors. For example, the 2023 downgrade by Fitch Rating Services of the US Long-Term Foreign-Currency Issuer Default Rating to 'AA+' from 'AAA' impacted the ratings on the Banks' holdings of US government treasuries and mortgage-backed securities issued by US governmental agencies. Any further downgrade could further affect the stability of securities issued or guaranteed by the federal government and the valuation or liquidity of our portfolio of such investment securities, and could result in our counterparties requiring additional collateral for our borrowings.

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
Our banking operations are concentrated in Bermuda, the Cayman Islands and the Channel Islands and the UK, and we serve customers in these markets. In the year ended December 31, 2024, 44%, 32% and 18%, of our total net revenue was derived from our Bermuda, Cayman, and Channel Islands and UK segments, respectively. In addition, in the year ended December 31, 2024, 34%, 24% and 42%, of our loans originated in Bermuda, Cayman, and Channel Islands and the UK, respectively. Accordingly, a downturn in these markets may have a profound effect on our banking business. In addition, we have sought to expand our core business lines, including through acquisitions. Any failure in our ability to expand our core business lines, successfully integrate acquisitions or any reduction in demand for our core services in our Bermuda, Cayman or Channel Islands and UK segments, including due to perceived reputational risks, increasing regulatory scrutiny over activities in these jurisdictions or otherwise, may adversely impact our business and results of operations, including the ongoing success of any of our acquired businesses.
Macroeconomic factors, including regional conflicts, and other geopolitical events could disrupt our businesses and adversely affect our financial condition or results of operations.
We are exposed to risks arising out of geopolitical events, such as trade barriers, including the imposition of tariffs and other limitations on international trade and travel; exchange controls; uncertainty concerning fiscal or monetary policy, government shutdowns, debt ceilings or funding; concerns about sovereign defaults; other measures taken by sovereign governments, including by the US and UK; and uncertainty arising from recent or upcoming elections that can hinder economic or financial activity levels. Furthermore, unfavorable political, military or diplomatic events, armed conflict, terrorist acts and threats, and pandemics and other health emergencies, and the responses to them by governments, could also negatively affect economic activity and have an adverse effect upon our business, financial condition or results of operations.

Political and economic uncertainty or conflict has in the past led, and could in the future lead, to declines in market liquidity and activity levels, volatile market conditions and exchange rates, a contraction of available credit, exacerbation of supply chain disruptions, inflationary pressures and higher interest rates and financing issues, declines in the real estate market, weaker economic growth and investment performance and reduced business confidence, all of which could impact our business. The on-going Russia-Ukraine conflict and the current conflicts in the Middle East may continue to exacerbate issues, affecting supply in certain sectors including consumer goods, metals, food, chemicals and commodities and leading to instability in financial markets, political and social instability, as well as heightened risks of cyberattacks and espionage.

Furthermore, the international response to Russia’s invasion of Ukraine and the impact of the resulting direct and indirect sanctions against Russian and Belarusian individuals and entities may continue to expose us to legal and regulatory uncertainty associated with indirect exposure to Russia, Belarus or Ukraine through operations, investment and securities trading; or business relationships, connections to, or assets in Russia, Belarus or Ukraine. We could be similarly exposed as a result of conflicts in the Middle East and the sanctions targeting related individuals and entities. The US-China relationship remains complex, and there is a risk of increased restrictions and other measures being imposed by the US and other governments in relation to China. Sanctions imposed in response to such conflicts could further adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could increase market and economic instability.

In addition, changes in legislation and regulation or an attempt by any territory or dependency of the UK in which we operate to declare independence from the UK or to implement changes in its constitution, including its fiscal and monetary policies, could have a negative effect on the applicable jurisdiction's position as an international business center. This could have a significant negative effect on the local economy and in turn negatively affect our business.
Because the primary markets in which we operate do not have well-diversified economies, a downturn in their key industries could affect their economies as a whole and have an adverse effect on our business, financial condition or results of operations.
Bermuda is among the largest reinsurance markets in the world. The Cayman Islands is a leader in fund domiciliation for global asset managers, with 12,858 regulated mutual funds as at December 31, 2024 according to CIMA. International financial services account for a significant portion of the economies of the Channel Islands. Many of our commercial customers are reinsurance companies, regulated fund service providers and financial intermediaries. As a result, a downturn in these key sectors, a change in laws or regulations (including the favorable tax treatment of entities in these jurisdictions), or a shift of business away from Bermuda, the Cayman Islands, or the Channel Islands, including as a result of the inclusion of any of these jurisdictions on the EU list of non-cooperative jurisdictions for tax purposes or the implementation of the global minimum tax regime proposed by the OECD in Bermuda or any of these jurisdictions, could result in a downturn in these key sectors, job losses and adversely impact the economies in these markets. Any downturn or further concentration in the reinsurance, investment and asset management and banking markets could also adversely affect our business, financial condition and results of operations.

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
Unlike many other jurisdictions, there is no central bank or similar governmental agency in Bermuda from which we may borrow US or Bermuda Dollars if we experience liquidity shortages, which may leave us without a lender of last resort in the event that Bermuda suffers a severe economic downturn at the same time as a liquidity shortage. Similarly, there is no central bank in the Cayman Islands, Jersey or Guernsey to act as a lender of last resort. Accordingly, we may not have a lender of last resort in case of future liquidity shortages and we may be unable to sufficiently fund our liquidity needs. While there is no central bank in Bermuda, the Cayman Islands, Jersey or Guernsey that insures bank deposits, such as the Federal Deposit Insurance Corporation in the United States, the Government of Bermuda and the Government of the States of Jersey and Guernsey have each implemented a Deposit Insurance Scheme or Deposit Compensation Scheme. See Item 4.B. "Business Overview - Supervision and Regulation" and "- Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result.” The regulators in these jurisdictions have also required us to hold capital add-ons to compensate for the systemic importance of our bank to the economy in the absence of a central bank. Without a central bank from which we could borrow funds, liquidity management is critical to the management of our consolidated balance sheet, and an inability to obtain sufficient liquidity could adversely affect our financial condition.
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
The key markets in which we operate including Bermuda and the Cayman Islands, as well as our and our customers' business, operations and financial conditions, are subject to the risks associated with severe weather conditions (including among others tropical storms, hurricanes, floods and tornadoes), earthquakes, rising sea levels and other natural disasters, including downed telephone lines, flooded facilities, power outages, fuel shortages, damaged or destroyed property and equipment, and work interruptions. Although hurricanes in the Caribbean and Bermuda during 2022, 2023 and 2024 did not negatively impact the Bank's operations or cause any insurable losses, such severe weather conditions and natural disasters have in the past and may, in the future, negatively impact us and our clients and their ability to meet their financial obligations to us, including the repayment of loans. Climate change may also aggravate the impact and increase the incidence of severe weather conditions and natural disasters, which may include altered distribution and intensity of rainfall, prolonged droughts or flooding, rising sea levels, and a rising heat index. Such events may, among other impacts, adversely affect borrowers (including those in the insurance and reinsurance industries), including resulting in an impairment of the value of property or other collateral used to secure the loans that we extend, as well as significantly impacting the economies of the key markets in which we operate. The occurrence of any of these events could have a material adverse effect on our financial condition and results of operations.
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
As a bank operating in Bermuda, the Cayman Islands, the Channel Islands and other international financial centers, we are subject to increasing scrutiny with respect to potential or alleged legal and regulatory breaches and unethical behavior and associated reputational risks, including with respect to the general perception and reputation of financial institutions in those jurisdictions, which may in turn be affected by factors including the EU list of non-cooperative jurisdictions for tax purposes, and policies on controversial industries such as gaming and cryptocurrencies, among others. See " - Our business may be negatively impacted by the economic substance legislation and regulations in the jurisdictions in which we operate, including Bermuda, the Cayman Islands, and the Channel Islands." Any circumstance that causes real or perceived damage to our brand or reputation, or banking or wealth management generally in these jurisdictions, may negatively affect our relationships with our customers and key introducers, which would have an adverse effect on our business, financial condition or results of operations.
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
•failing to meet the expectations of our regulators (including with respect to capital requirements, liquidity, risk oversight, governance and conduct);
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
Net interest income is a significant component of our revenues and changes in prevailing interest rates, including the SOFR, have and may continue to adversely affect our business, including the level of net interest income we earn, and for our banking business, the levels of deposits, cost of funding and the demand for loans. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the US Federal Reserve and the Bank of England. Monetary policy, including changes in interest rates, influences the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, and also affects our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities and the average duration of our mortgage portfolio and other interest-earning assets.
In 2022 and 2023, the strategy of central banks globally included the introduction of a series of interest rate increases. Although central banks slowly began easing rates in 2024, it is unknown for how long interest rates will remain elevated or if they will increase. As interest rates remain elevated, our net interest income would narrow if our cost of funding increased without a correlating increase in the interest we earn from loans, investments and other interest-earning assets. Because we rely extensively on deposits to fund our operations, our cost of funding would increase if there is an increase in the interest rate we are required to pay our customers to retain their deposits, as is currently being experienced in our businesses. Our cost of funding could also increase, if we are faced with competitive or regulatory pressures to increase rates on deposits. In addition, our cost of funding would increase if the interest rates we are required to pay for other sources of funding increases. Moreover, increases in interest rates have and may continue to decrease customer demand for loans as the higher cost of obtaining credit may deter customers from seeking increases in or new loans. Further, the effects of inflation and interest rate volatility may lead to liquidity issues for borrowers and debt covenant violations. An increase in interest rates may lead to the need for borrowers to amend the terms of existing debt agreements or obtain waivers if they no longer satisfy debt covenants. Changes to existing debt arrangements may represent restructuring, modification or extinguishment, which might lead to an increased number of delinquent loans and defaults, which would affect the value of our loans. Changes in interest rates may negatively affect the value of our assets and our ability to realize gains or avoid losses from the sale of those assets, all of which may also ultimately affect earnings and capital, as well as our regulatory solvency position.
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
Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average duration of our interest-earning assets and could have a material adverse effect on us. For example, decreases in global market interest rates in 2021 increased prepayment speeds and resulted in lower yields on the Bank's investments. Conversely in 2022 and 2023, increases in global market interest rates decreased prepayment speeds resulting in marginally higher yields on the Bank’s investments. Prepayments also require us to recognize net premiums or commissions as income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.
The value of the securities in our investment portfolio may decline in the future.
As at December 31, 2024, we owned $5.5 billion of investment securities consisting primarily of securities issued by the US government and US governmental agencies and recorded net unrealized losses in our AFS and HTM portfolios of $163.3 million and $569.3 million, respectively, due to changes in the fair value of our investment securities as a result of rapidly rising long-term market interest rates during 2022 and 2023. In 2024, our investment portfolio had an average yield of 2.36%. Increased unrealized losses on investment securities or other assets on our balance sheet can reduce market or client confidence in us, which could limit our ability to attract new client assets and accounts or result in the transfer of client assets and accounts from us. In addition, if we were ever forced to sell the such investment securities sooner than intended prior to maturity due to liquidity needs, we would have to recognize any unrealized losses at that time which could have an adverse effect on our business, financial conditions or results of operations.
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
We did not record any credit impairment losses on investments in the years ended December 31, 2024, 2023 and 2022. We may be required to recognize credit impairments in the future periods, which could have an adverse effect on our business, financial conditions or results of operations. See "- If we are unable to effectively manage our liquidity we may need to seek additional financing and our business, financial condition or results of operations could be adversely affected."
Volatility levels and fluctuations in foreign currency exchange rates may affect our business, financial position and results of operations.
We are exposed to foreign currency risk as a result of our holdings of foreign currency denominated assets and liabilities, investments in foreign subsidiaries, and future foreign currency denominated revenues and expenses. Fluctuations in exchange rates may raise the potential for losses resulting from foreign currency trading positions, where aggregate obligations to purchase and sell a foreign currency do not offset each other or offset each other in different time periods. Exchange rate volatility may have negative impacts on our business, financial position and results of operations. For example, the GBP/USD volatility experienced in the latter half of 2022, 2023 and into 2024 significantly impacted the value of GBP-denominated loans and deposits recorded on our consolidated balance sheets.
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
We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. As at December 31, 2024, approximately 54% of our Bermuda loan portfolio, net of allowance for credit losses, was composed of residential mortgages in Bermuda; approximately 60% of our Cayman Islands loan portfolio, net of allowance for credit losses, was composed of residential mortgages in the Cayman Islands and approximately 86% of our Channel Islands and UK loan portfolio, net of allowance for credit losses, was composed of residential mortgages in the Channel Islands and the UK. A decline in the real estate market, in particular in Bermuda, the Cayman Islands, the Channel Islands and the UK, would mean that the collateral for our loans would hold less value. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on the defaulted loans. Declines in the real estate market, including as a result of lower infrastructure spending in the markets in which we operate, could also adversely affect demand for new loans, further decreasing the interest revenue generated by our loan portfolio. In addition, if our estimate for our allowance for credit losses proves to be inadequate, we will have to increase the allowance accordingly and may have future charge-offs. This may lead to impairment charges on loans and other assets, higher costs and higher provisions for credit losses.

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
Our strategy includes expansion of our business through acquisitions of, or investments in, other companies or new products and services, but our growth opportunities are geographically limited and we may not be able to achieve regulatory approval for such transactions or be able to achieve the anticipated cost savings, growth opportunities and other benefits anticipated from such transactions.
We seek to grow both organically and through acquisitions. In the past several years, we have made various acquisitions and investments intended to complement and expand our businesses, including our September 2022 agreement with Credit Suisse to acquire assets (i.e. client relationships) from its trust business in Singapore, Guernsey and The Bahamas, which was completed in December 2023. Our long-term growth strategy includes identifying and effecting selective acquisitions in our core geographies, but we cannot be sure that we will be able to continue to identify suitable acquisition targets or investment opportunities. Even if we identify suitable targets, there can be no assurance that we will be able to obtain the necessary funding on acceptable terms, if at all, to finance any of those potential acquisitions or investments. In addition, as compared to competing financial institutions with larger geographic footprints, there are fewer suitable targets within our core geographies which limits our strategic opportunities.
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
In addition, a significant portion of the purchase price of companies or assets that we may acquire may be allocated to goodwill and other intangible assets. Intangible assets are tested for impairment annually or when there is a triggering event requiring such testing; an intangible asset that is subject to amortization is periodically reviewed for impairment. Goodwill is tested for impairment on an annual basis. As at December 31, 2024, we had $23.6 million and $66.0 million of goodwill and intangible assets, respectively. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects.
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
Our main source of funding is customer deposits. As at December 31, 2024, we had $12.7 billion in deposits (52% USD deposits, 20% USD-pegged deposits, 21% GBP deposits), with 38% of our deposits derived from our Bermuda segment, 31% from the Cayman segment, and 31% from the Channel Islands segment. In addition, we source funding from net income generated by the Bank, net of dividends paid, and to a lesser extent from other sources including the sale of securities to institutional counterparties under repurchase agreements and the sale of equity securities and AFS securities. Our deposit base includes both demand and term liabilities, with the significant majority of such deposits being demand deposits or are due within six months. Because we rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate may prevent us from obtaining necessary funding at all or without incurring higher costs. Our deposit base includes deposits from commercial and institutional clients which may be more sensitive to financial strength rating changes. See also “ - We face competition in all aspects of our business, and may not be able to attract and retain wealth management, trust and banking clients at current levels.” A significant withdrawal of deposits in either of these markets could significantly affect our liquidity and our ability to meet our funding needs, in particular as the expanding use of internet and mobile banking have significantly increased the speed with which customers can access deposits in response to real or perceived risks or otherwise. Any sudden liquidity crisis could lead to the Bank’s failure.
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
We rely on third parties to provide services that are integral to our ordinary course operations, including providers of information technology, administrative or investment advisory services. These third party supported functions or operating systems may not function properly, become insufficient to support our evolving business needs or become defective or damaged as a result of a number of factors including events beyond our control. Enhancements and upgrades to third party supported infrastructure or operating systems entail significant time and costs, and create risks associated with implementing new systems and integrating them with existing ones. Due to the complexity of our systems, across multiple jurisdictions and product types, the process of enhancing our infrastructure and operating systems, including their security measures and controls, can create a risk of system disruptions and security issues. Similarly, we may not be able to timely recover critical business processes or operations that have been disrupted, which may further increase the associated costs and consequences of such disruptions. Although we have business continuity plans in place, as well as cybersecurity and other safeguards to help provide operational resiliency, our business operations may be adversely affected by significant and prolonged disruption to our operating systems that support our businesses and customers. Furthermore, third parties on which we rely, could also introduce operational risk to us, including from information breaches or loss, breakdowns, cyber incidents, disruptions or failures of their own systems or infrastructure, or any deficiencies in the performance of their responsibilities. A material breach of customer data may negatively impact our business reputation and cause a loss of customer business; may result in increased expense to contain the event and/or require that we provide credit monitoring services for affected customers; may result in regulatory fines and sanctions; and/or may result in litigation. We rely on our outsourced service providers to implement and maintain prudent cybersecurity controls. We have procedures in place designed to assess a vendor's cybersecurity controls prior to establishing a contractual relationship and to periodically review assessments of those control systems; however, these procedures are not infallible and a vendor's system can be breached despite the procedures we employ. In addition, outsourcing is subject to regulatory controls in certain jurisdictions in which we operate and we may not always be able to obtain approval to outsource on terms available or sought by us, which could adversely affect our ability to enter into outsourcing arrangements.
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
From time to time, we may introduce new activities or new technology through new products and services within business entities. For example, we have introduced digital account applications, know-your-client processes and Google Pay in all our core banking jurisdictions, and Apple Pay in Guernsey and Jersey. There may be substantial risks and uncertainties associated with these efforts. Insufficient planning may lead to an incomplete assessment and understanding of associated risks involved with new activities and may result in inadequate oversight and controls. New activities may increase strategic risk where not compatible with the bank’s risk appetite or strategic plan or do not provide an adequate return on investment; engagement of new activities without adequate due diligence and failure to provide adequate resources, expertise and experience to properly implement and oversee new activities. This can increase reputational risk and negative public opinion. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition, and results of operations.
The Bank's credit ratings have a direct effect on its competitive position, and declines in the Bank's ratings may increase the cost of borrowing funds and make our ability to raise new funds, attract and retain deposits or renew maturing debt more difficult, which may negatively affect long-term and short-term funding.
The Bank's credit strength ratings are an important component of its liquidity profile and competitive position. Ratings show each agency's view of our financial strength, operating performance and ability to meet debt obligations as they become due. NRSROs periodically review the financial performance and condition of banks and may downgrade or change the outlook on a bank's ratings due to, for example: a change in a bank's regulatory capital ratios; a change in an NRSRO's determination of the amount of capital cushion required to maintain a particular rating; an increase in the perceived risk of a bank's investment portfolio; reduced confidence in management; or other considerations that may or may not be under our control. The Bank has credit ratings from S&P, Moody's and KBRA. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. The Bank's ratings as at December 31, 2024 are shown in the table below:

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
Our ability to implement our strategic plan and our future success depends on our ability to continue to attract, retain and motivate highly skilled, diverse and qualified personnel, including our senior management and other key employees and directors, competitively with our peers. The marketplace for skilled personnel is competitive, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. For example, labor shortages and increased turnover in recent years has increased the cost of hiring, incentivizing and retaining skilled personnel. Increased turnover and the shortage of employees may put stress on internal control environments. While the Bank has previously experienced slightly higher turnover levels as compared to historical averages, these have now stabilized and we do not consider them to be material or systemic in nature. The failure to attract or retain, including as a result of an untimely death or illness of key personnel, or replace a sufficient number of appropriately skilled and key personnel could place us at a significant competitive disadvantage and prevent us from successfully implementing our strategy or effectively managing our risk framework and business operations. This could impair our ability to implement our strategic plan successfully, achieve our performance targets and otherwise have an adverse effect on our business, financial condition or results of operations.
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
We are, from time to time, involved in various legal and regulatory proceedings arising from our normal business activities. These claims and legal actions, including supervisory actions by our regulators or proceedings or investigations brought by other regulators, as well as litigation relating to collateral underlying outstanding loans or mortgages, could involve large monetary claims and significant defense costs. The outcome of these cases is uncertain. Substantial legal liability or significant regulatory action against us could have material financial effects or cause significant reputational harm to us, which in turn could seriously harm our business, financial condition, results of operations and prospects. We may also be exposed to substantial uninsured liabilities, which could materially affect our results of operations and financial condition.
As previously publicly announced, in November 2013, the USAO applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The purpose of these summonses was to identify US persons who may have been using our banking, trust, or other services to evade their own tax obligations in the United States. The Bank cooperated with the US authorities in their investigation and reached a resolution with the US Department of Justice in July 2021. The resolution was in the form of a non-prosecution agreement with a three-year term and payment of $5.6 million. The non-prosecution agreement had a three-year term and concluded in July 2024.

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
The occurrence of a cyber-threat scenario could cause interruptions in our operations and result in the incurrence of significant costs, including those related to forensic analysis and legal counsel, each of which may be required to ascertain the extent of any potential harm to our customers, or employees, or damage to our information systems and any legal or regulatory obligations that may result therefrom. The SEC adopted rules that require us to publicly disclose information about a material cybersecurity incident, including the impact or reasonably likely impact. Disclosure may be required before the incident has been resolved or fully investigated. The occurrence of a cyber-threat may therefore have a material adverse effect on our reputation, financial condition and results of operations. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of internet banking, mobile banking and other technology-based products and services by us and our clients.
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
We face the risk that the design of our controls and procedures that govern operations, financial reporting and compliance across jurisdictions, including those to mitigate the risk of human error, fraud or breach of fiduciary duties relating to our trust services by employees or outsiders, or to monitor financial reporting, may be inadequate, circumvented or exposed to variations in compliance at the local level, thereby causing inaccuracies in data and information or delays in the detection of errors. At present, we do not have a uniform core banking platform in place across the jurisdictions in which we operate and, therefore, we need to use manual processes to compile certain financial information from certain subsidiaries. Moreover, in the past, our information technology capabilities in Bermuda and other jurisdictions have experienced difficulties with certain identified weaknesses, including internal control deficiencies in our operations. To address this, in certain limited circumstances, we used manual processing, data spreadsheets or a combination thereof. Use of such manual procedures and data spreadsheets presents financial reporting and operational risks and increases the importance of staff compliance with internal operating and security procedures. In addition, we may incur operational losses due to non-compliance by our staff with internal operating and control procedures and arising from human error. Any failure or circumvention of our controls and procedures or failure to comply with any current or future regulations related to controls and procedures could have an adverse effect on our business, financial condition or results of operations.
Regulatory and Tax-Related Risks
We operate in a complex and changing regulatory environment and legal and regulatory changes or our failure to comply with laws and regulations could have a negative impact on our business, financial condition or results of operations.
Our business is subject to ongoing changes in laws, regulations, policies, voluntary codes of practice and interpretations in the markets in which we operate. We currently face an increasingly extensive and complex set of laws, regulations and standards as a result of the concerns enveloping the global financial sector. We are exposed to potential changes in governmental or regulatory policies, including those relating to price controls, capital controls, exchange controls, conduct, other restrictive actions, unfavorable political and diplomatic developments, and changes in legislation.
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
Changes may also occur in the oversight approach of regulators. It is possible that governments in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, the Bank's business, including for reasons relating to national interest and/or systemic stability. The powers exercisable by our regulators may also be expanded in the future e.g. conduct legislation and potential fee regulation in Bermuda.
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
Regulatory authorities have increased their focus on how companies collect, process, use, store, share and transmit personal data. Data privacy laws and regulations, including the UK's Data Protection Act 2018, the Data Protection (Jersey) Law 2018, the Data Protection (Bailiwick of Guernsey) Law 2017, The Cayman Islands Data Protection Act 2021, Bermuda’s Personal Information Protection Act 2016 (which became effective in January 2025), and the EU General Data Protection Regulation 2016, pose increasingly complex and rigorous compliance challenges, which may increase our compliance costs.
In addition, the use of artificial intelligence by our employees, or third parties on which we rely, could lead to the public disclosure of confidential information in contravention of these data privacy laws and regulations. The misuse of AI solutions could result in unauthorized access and use of personal data of our employees, customers, or other third parties.
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
In October 2022, The Bahamas was added to the EU’s list of non-cooperative jurisdictions for tax purposes as the EU’s ECOFIN concluded that they failed to adequately address a number of recommendations of the OECD Forum on Harmful Tax Practices in connection to the enforcement of economic substance requirements. In response The Bahamas adopted reforms sufficient to address this deficiency and was subsequently removed from the list and added to the list of cooperative jurisdictions in February 2024. From February to October 2020, the Cayman Islands were on the EU’s list of non-cooperative jurisdictions for tax purposes. The EU’s ECOFIN concluded that the Cayman Islands did not have appropriate measures in place relating to collective investment vehicles, and in response the Cayman Islands adopted reforms sufficient to address this deficiency and was subsequently removed from the list and added to the list of cooperative jurisdictions in October 2020. Bermuda was similarly placed on the EU’s list of non-cooperative tax jurisdictions in March 2019, but removed from this list in May 2019 and added to the EU's list of cooperative tax jurisdictions in February 2020. EU

Finance Ministers signaled their approval of the economic substance regulations by placing Jersey and Guernsey on the EU's list of cooperative tax jurisdictions in March 2019, and the OECD has endorsed Jersey and Guernsey’s domestic legal framework as being in line with the relevant standard. As the EU continues to monitor compliance by the jurisdictions in which we operate, further economic substance requirements imposed by these jurisdictions or a future addition of these jurisdictions to the EU's list of non-cooperative tax jurisdictions could have a material adverse effect on us.
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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ended December 31, 2024 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or for any future years. However, PFIC status is a factual determination and there are uncertainties in the application of the relevant rules. Moreover, the IRS may issue guidance in the future with different requirements to be a qualified foreign bank, which we may not satisfy. Accordingly, there can be no assurances that we will not be a PFIC for any particular year. If we were a PFIC in any taxable year during which a US shareholder owns our common shares and the US shareholder does not make a "mark-to-market" election, as discussed under the heading "Taxation - Material US Federal Income Tax Consequences - US Shareholders - Passive Foreign Investment Company Considerations," or a special "purging election," we generally would continue to be treated as a PFIC with respect to such US shareholders in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. US shareholders are urged to consult their own tax advisers with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our common shares.
US withholding tax and information reporting requirements imposed under the Foreign Account Tax Compliance Act may apply.
As discussed below under the heading "Taxation - Material US Federal Income Tax Consequences - Foreign Account Tax Compliance Act Withholding," pursuant to the FATCA enacted in 2010, a 30% withholding tax will be imposed on certain payments to certain non-US financial institutions that fail to comply with certain information-reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect US shareholders and/or US account holders. To avoid becoming subject to FATCA withholding, we and other financial institutions may be required to report information to the IRS regarding the holders of our common shares and to withhold on a portion of payments under our common shares to certain holders that fail to comply with the relevant information reporting requirements (or that hold our common shares directly or indirectly through certain non-compliant intermediaries). However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final regulations defining the term “foreign passthru payment” are enacted. The rules for the implementation of this legislation have not yet been fully finalized, so it is impossible to determine at this time what impact, if any, this legislation will have on holders of the common shares.
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
On December 9, 2024, the Board of Directors approved a new share repurchase program. Pursuant to the program, the Bank is authorized to repurchase up to 2.7 million common shares of the Bank through December 31, 2025. The timing, manner, price and amount of any repurchases will be determined by the Bank, in its discretion, based upon the evaluation of economic and market conditions, stock price, available cash, applicable legal and regulatory requirements and other factors, and which may include purchases pursuant to Rule 10b5-1 of the Exchange Act. The program does not require the Bank to repurchase any specific number of shares and there can be no assurance that any shares will be repurchased under the program. The program may be suspended, extended, modified or discontinued by the Bank at any time. These activities may have had the effect of maintaining the market price of our common shares or deferring a decline in the market price of the common shares, and, as a result, the price of our common shares may have been higher than the price that otherwise might have existed in the open market.
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
Similarly, in Guernsey certain changes to the ownership structure of our Guernsey company (which is licensed by the Guernsey Financial Services Commission) may be considered to be a change of control requiring a declaration of "no objection" from the regulator.
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
•In September 2022, we entered into an agreement to acquire assets from the Credit Suisse global trust businesses operating in Singapore, Guernsey and The Bahamas. The transaction was completed in December 2023.
•In June 2023, we executed the early redemption of the Bank’s $75 million 5.25% Fixed to Floating Rate Subordinated Notes due June 1, 2028.
•In 2024, Butterfield's business in the Channel Islands was reorganized so that all business formerly carried on in or from within Jersey by Butterfield Bank (Jersey) Limited has been transferred to Butterfield Bank (Guernsey) Limited acting through its Jersey branch (Butterfield Bank (Guernsey) Limited, Jersey Branch). The scheme was sanctioned by the Royal Court of Jersey on May 14, 2024 and the transfer of the Business became effective on June 1, 2024.

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
For the year ended December 31, 2024, we generated $579.9 million in net revenue after provision for credit losses and other gains/losses ("net revenue"). Our total net revenue, before inter-segment eliminations, by each of our three geographic segments and our non-reportable "Other" segment for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the year ended
In millions of $	2024	2023	2022
Net Revenue
Bermuda	$262.0	$269.9	$248.6
Cayman	$189.5	$200.6	$182.0
Channel Islands and the UK	$108.3	$91.6	$107.1
Other	$42.6	$35.9	$29.5
As at December 31, 2024, we had $14.2 billion in total assets, $4.5 billion in net loans, $12.7 billion in total deposits (52% USD, 20% USD-pegged, 21% GBP), $131.3 billion and $30.5 billion of trust and custody businesses assets under administration, respectively, and $6.0 billion of assets under management.
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
From 2020 to 2024, our GAAP net income to common shareholders and our core net income to common shareholders ("Core Net Income to Common")(1) had a CAGR of 8.0% and 7.2%, respectively. Our earnings generation has allowed us to build capital to return to shareholders and invest strategically, both organically and through acquisitions, to further enhance the growth prospects of our Company. We aim to continue to build excess capital in the future, which we can redeploy into growing our business and return to shareholders.

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

Our Markets
The charts below provide the geographic distribution of our Net Revenue for the year ended December 31, 2024.

Segment Distribution of Net Revenue

Other 7%
Channel Islands
and the UK 18%
Bermuda 43%
Cayman 31%

2024 Net Revenue: $579.9 million

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
Our asset management business line operates in Bermuda, the Cayman Islands, and Guernsey. As at December 31, 2024, 67% of our AUM was in Bermuda, 19% was in the Cayman Islands, and 14% was in Guernsey. In Bermuda and the Cayman Islands, a majority of our institutional and private clients are domestic from a domicile perspective while a majority of our clients in Guernsey are tied to our trust business and are international in nature.

Our International Network and Group Structure
The following map presents the several geographic regions in which our business operates. Business support centers in Canada and Mauritius are not shown.
The following chart presents our corporate structure, indicating our principal regulated subsidiaries as at December 31, 2024. All of the subsidiaries listed below are wholly owned by the Bank.
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
Channel Islands
Butterfield Bank (Guernsey) Limited provides banking and custody services in Guernsey. The Jersey branch of Butterfield Bank (Guernsey) Limited provides banking and custody services. Butterfield Trust (Guernsey) Limited provides trustee and fiduciary services.

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
The Bermuda banking industry currently consists of four licensed and operating banks and one licensed and operating deposit-taking institution. These include one subsidiary of an international bank, HSBC, and three domestic institutions: Butterfield, Bermuda Commercial Bank and Clarien Bank. In the Cayman Islands, the Bank is one of 6 Class 'A' full service retail banks licensed to conduct business with domestic and international clients. There are also 5 non-retail Category 'A' banks and 68 limited service Category 'B' banks according to CIMA. In the Channel Islands, Guernsey has 21 licensed banks and Jersey has 19, the majority of which are branches with some subsidiaries including global banking groups and brands such as Barclays, RBS, Lloyds, JPMorgan Chase, Investec and Royal Bank of Canada. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds. We view HSBC in Bermuda and Scotia Bank and CIBC FirstCaribbean in the Cayman Islands as our most significant competitors in those markets.
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
Our deposits are generated principally by our banking business line, which offers retail and corporate checking, savings, and term deposits through our segments in Bermuda, Cayman and the Channel Islands. In addition, wealth management, through its private banking business line, also provides deposit services to high net worth and ultra-high net worth clients in those same geographic segments. As at December 31, 2024, our Bermuda, Cayman, and Channel Islands and the UK segments contributed $4.8 billion, $4.0 billion and $4.0 billion, respectively, to our total deposit base.
Total deposits as at December 31, 2024 were $12.7 billion, up 6.3% over total deposits as at December 31, 2023, primarily due to deposit increases in Bermuda and the Channels Islands. Demand deposits, which include checking, savings and call accounts, totaled $8.3 billion as at December 31, 2024 and 2023, accounting for 64.9% of our total deposits as at December 31, 2024, compared to 68.9%, as at December 31, 2023. Term deposits totaled $4.5 billion as at December 31, 2024 compared to $3.7 billion as at December 31, 2023. The cost of funds on total deposits increased from 140 basis points in 2023 to 183 basis points in 2024. Cost of funds increased primarily due to higher market interest rates and a mix-shift in the composition of deposits towards term deposits.
Lending
We offer a broad set of lending products and services including residential mortgage lending, automobile lending, credit cards, consumer financing, and overdraft facilities to our retail customers, and commercial real estate lending, commercial and industrial loans, and overdraft facilities to our commercial and corporate customers. These offerings are provided to our retail, commercial, and private banking clients in our key jurisdictions of Bermuda and the Cayman Islands. We also offer residential mortgage lending through our banking business in the Channel Islands and to our high net worth and ultra-high net worth clients in the UK. Our loan portfolio, net of allowance for credit losses, stood at $4.5 billion as at December 31, 2024 compared to $4.7 billion as at December 31, 2023. The decrease was driven primarily by maturities and prepayments in excess of originations across the residential mortgage portfolios. The loan portfolio represented 31.4% of total assets as at December 31, 2024, and loans, net of allowance for credit losses, as a percentage of total deposits were 35.1%. The effective yield on total loans for the year ended December 31, 2024 was 6.29%, compared to 6.46% for the year ended December 31, 2023.
Residential Mortgage Lending
The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by way of first ranking charges over the residential property to which each specific loan relates, generally on terms which allow for the repossession and sale of the property if the borrower fails to comply with the terms of the loan. As at December 31, 2024, residential
1 Based on interpretive data provided by the BMA and CIMA respectively.

mortgages totaled $3.1 billion, accounting for approximately 67.8% of the Group's total gross loan portfolio with $40.2 million of residential mortgage non-accrual loans representing 52.4% of total non-accrual loans in the loan portfolio.
Consumer Lending
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards and overdraft facilities to retail and private banking clients in the jurisdictions in which we operate. As at December 31, 2024, non-residential loans to consumers totaled $192.8 million, accounting for approximately 4.3% of the Group's total gross loan portfolio and approximately 1.2% of total non-accrual loans in the Group's loan portfolio.
Commercial Real Estate Lending
Commercial real estate loans are offered to real estate investors, developers and builders domiciled primarily in Bermuda, the Cayman Islands, Channel Islands and the UK. To manage the Group's credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by long-term leases.
As at December 31, 2024, our commercial real estate loan portfolio totaled $642.0 million, accounting for approximately 14.3% of the Group's total gross loan portfolio with $17.5 million of commercial real estate non-accrual loans representing 22.9% of total non-accrual loans in the loan portfolio.
Our commercial real estate loan portfolio is broken down into two categories: commercial mortgage and construction. As at December 31, 2024, commercial mortgages totaled $593.6 million, and construction loans totaled $48.5 million, accounting for approximately 92.4% and 7.6% of our commercial real estate loan portfolio, respectively.
Other Commercial Lending
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses. As at December 31, 2024, the Group's commercial loan portfolio, excluding loans to governments, totaled $347.5 million, accounting for approximately 7.7% of the Group's total gross loan portfolio and the Group's loans to governments totaled $266.3 million, accounting for approximately 5.9% of our total gross loan portfolio. There was $18.0 million of other commercial non-accrual loans representing approximately 23.5% of total non-accrual loans in the loan portfolio.
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
As at December 31, 2024, the Group held $5.5 billion in investments, representing approximately 38.7% of total assets.
Cash and Liquidity Management
We operate across multiple currency jurisdictions with multi-currency products. In our deposit taking jurisdictions—Bermuda, the Cayman Islands, Guernsey and Jersey—there are currently no dedicated central banks, and no pre-funded deposit insurance scheme infrastructures (such as the Federal Deposit Insurance Corporation in the United States), with the exception of Bermuda, where a pre-funded deposit insurance scheme has been implemented, and as described below in “- Supervision and Regulation” and Item 3.D. “Risk Factors - Risks Relating to the Markets in Which We Operate - Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result". In addition, we do not have access to borrowing or deposit facilities with the US Federal Reserve or the European Central Bank; therefore, we conservatively manage client deposit balances and the liquidity risk profile of our balance sheets. This involves the retention of significant cash or cash equivalent balances, management of intra-bank counterparty exposure and management of a significant short-dated Canadian, UK and US Treasury Bill portfolio. As at December 31, 2024, the cash and cash equivalents of $2.0 billion was composed primarily of $1.7 billion in interest earning cash equivalents, which are investments with a less than 90-day duration. The remaining amounts were comprised of non-interest bearing and interest bearing deposits of $0.1 billion and $0.2 billion, respectively.
Foreign Exchange Services
We provide foreign exchange services in the normal course of business in all banking jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 80% of our foreign exchange revenue for the year ended December 31, 2024. We do not maintain a proprietary trading book. Foreign exchange commission income is generated from client-driven transactions and totaled $51.2 million during the year ended December 31, 2024.
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

In December 2017, the BCBS published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as “Basel IV”). Among other things, these standards revise the BCBS’s standardized approach for credit risk (including recalibrating risk weights and introducing new segmentations for exposures) and provides a new standardized approach for operational risk capital. Under the BCBS framework, these standards became effective on January 1, 2023, with an aggregate output floor phasing in through January 1, 2028. The BMA adopted the BCBS's revised standardized approach for operational and credit risk into its regulations effective January 1, 2023 and January 1, 2025, respectively.
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
Bermuda Monetary Authority Act 1969
The Bermuda Monetary Authority Act 1969 established the BMA as a statutory corporate body responsible for, among other things, supervising, regulating and inspecting any financial institution which operates in or from within Bermuda (which includes the Bank). Specific areas of financial regulation, such as the banking industry, are also the subject of separate, specific legislation (some of which is discussed below), but this specific legislation is nevertheless administered by the BMA in its supervisory capacity. In addition to its supervisory functions, both under the Bermuda Monetary Authority Act 1969 and the specific legislation discussed below, the BMA is empowered to assist foreign regulatory bodies by requiring entities supervised and regulated by the BMA to furnish information on demand to the BMA in connection with foreign regulatory requests. In 2022, the objectives of the BMA were expanded to include promoting the protection of customers using products and services provided by financial institutions (such as the Bank) through the oversight by the BMA of the conduct of business by those financial institutions.
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
The first Bermuda Privacy Commissioner was appointed with effect from January 20, 2020, and all remaining provisions for PIPA became effective on January 1, 2025. Upon PIPA becoming fully effective, the Bank (and its Bermuda subsidiaries) will have to administer all “personal information” in accordance with PIPA (and any related codes of conduct or guidance). This will require the Bank and its Bermuda subsidiaries to, amongst other things, publish and abide by a privacy notice in respect of personal information, ensure that appropriate safeguards are in place in relation to risks associated with the use of personal information (including loss, unauthorized access, destruction, use, modification or disclosure) and ensure that appropriate protections are in place when personal information is transferred to overseas third parties (including affiliates). Upon PIPA becoming fully effective, compliance with the relevant provisions of PIPA will be subject to the monitoring of the Privacy Commissioner who may, for example, investigate any data breaches or enforce any access requests made by individuals in respect of any of their personal information held by the Bank or its Bermuda subsidiaries.
Corporate Income Tax Act 2023 and Corporate Income Tax Agency Act 2024
Under the Corporate Income Tax Agency Act 2024, the Corporate Income Tax Agency (“CIT Agency”) is responsible for the administration of the Corporate Income Tax Act 2023 ("CIT Act"). As described in Item 10.E. "Additional Information - Taxation", the CIT Act became effective on January 1, 2025, Bermuda has enacted a corporate tax regime applicable to the Bermuda entities of multi-national enterprises. While the Bank (and its Bermuda subsidiaries) does not at present satisfy the definition of a “multi-national group” for the purposes of the Bermuda CIT Act due to the level of its consolidated revenues, if, in the future, the consolidated revenues of the Bank were to increase such that it was in scope of the CIT Act, the Bank’s (and its Bermuda subsidiaries’) tax filings would be administered (and subject to audit) by the Bermuda CIT Agency. Regardless of whether or not the Bank (or any of its Bermuda subsidiaries) are in scope of the charge to tax under the CIT Act, the CIT Agency also has broad information gathering powers that apply to any person (including the Bank and its Bermuda based subsidiaries and staff) in so far as the CIT Agency can require the production of such information as the Agency may reasonably require to discharge its functions under the CIT Agency or the CIT Act.
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
Banks & Trust Companies Act (as revised)
The BATCA provides that it is an offense to conduct banking business or trust business without the appropriate license. Butterfield Bank (Cayman) Limited holds a category "A" banking license and a trust license, both issued by CIMA.

The BATCA is supplemented by certain regulations which, among other things, prescribe the fees that are payable by licensees and certain information that must be submitted to CIMA in connection with any license application.
Licensees must adhere to certain capital adequacy requirements and must file audited financial statements with CIMA within three months of their financial year-end. Prior written approval of CIMA is required in a number of circumstances including, but are not limited to, the issue, transfer or disposal of any shares, the appointment of a new director or senior officer or where the licensee wishes to conduct business that deviates from its business plan submitted at the time of its license application. Effective January 31, 2025, Butterfield Bank (Cayman) Limited was designated as a Domestic Systemically Important Deposit-Taking Institution ("D-SIDTI") and will be subject to a 3% surcharge above the minimum regulatory capital requirement effective January 31, 2026.
Securities Investment Business Act (as revised)
The SIBA (as amended) provides that a person shall not carry on, or purport to carry on, securities investment business in or from the Cayman Islands unless that person is for the time being licensed under SIBA or is exempted from the requirement to hold a license pursuant to SIBA. Butterfield Bank (Cayman) Limited holds a securities investment business license, issued by CIMA, to conduct its business.

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
Insurance Act, 2010 (as revised)
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
Companies Act (as revised)
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

Anti-Money Laundering Regulations (as revised); Proceeds of Crime Act (as revised, the "PCA"); and Terrorism Act (as revised)

Butterfield Bank (Cayman) Limited is subject to the Anti-Money Laundering Regulations (as revised) (the "Regulations") made pursuant to the PCA (as revised). The Regulations apply to anyone conducting "relevant financial business" in or from the Cayman Islands intending to form a business relationship or carry out a one-off transaction. The Regulations require a financial service provider to maintain certain anti-money laundering procedures including those for the purposes of verifying the identity and source of funds of an "applicant for business" except in certain circumstances, including where an entity is regulated by a recognized overseas regulatory authority and/or listed on a recognized stock exchange in an approved jurisdiction. In addition, if any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct, or is involved with terrorism or terrorist property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Cayman Islands Financial Reporting Authority (the "FRA"), pursuant to the PCA, if the disclosure relates to criminal conduct or money laundering; or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (as revised), if the disclosure relates to involvement with terrorism or terrorist financing and property.
The Cayman Islands Data Protection Act, (as revised, the "DPA")
The DPA came into force on September 30, 2019 and establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for legitimate purposes. The DPA was developed in line with international best practices while ensuring that it reflects the specific needs of the Cayman Islands. It is based substantially on the Data Protection Act, 1998 of the United Kingdom. The DPA defines “personal data” very widely to include any data which enables a living individual to be identified.
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
The GFSC can grant three different categories of license, including a primary or secondary fiduciary license, which can only be granted to a company or a partnership, and a personal fiduciary license. The primary fiduciary license also covers any director, partner or employee acting in the course of their employment. Secondary license holders must be associated with a designated primary licensee, and the Commission must be notified of this designation.
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
Data Protection (Bailiwick of Guernsey) Law, 2017
The DPL 2017 came into force on May 25, 2018 to coincide with the enforcement of the EU's General Data Protection Regulation (EU) 2016/679 ("GDPR"). The DPL 2017 updated Guernsey's data protection framework to ensure that Guernsey retained its data protection "adequacy" status with the European Commission.
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
Jersey
Butterfield Bank (Guernsey) Limited, Jersey Branch is regulated by the JFSC to carry on deposit-taking business under the Banking Business (Jersey) Law 1991; investment business pursuant to the Financial Services (Jersey) Law 1998; fund services business pursuant to the Financial Services (Jersey) Law 1998; and has notified the JFSC that it is carrying on money service business pursuant to the Financial Services (Jersey) Law 1998.
Butterfield's business in the Channel Islands was reorganized in 2024 so that all business, including deposit-taking business (as defined in the Banking Business (Jersey) Law 1991), lending and other banking business, Investment Business, Money Service Business and Fund Services Business (each as defined in the Financial Services (Jersey) Law 1998) formerly carried on in or from within Jersey by Butterfield Bank (Jersey) Limited (together, the "Business") has been transferred to Butterfield Bank (Guernsey) Limited acting through its Jersey branch (Butterfield Bank (Guernsey) Limited, Jersey Branch) by way of a court sanctioned scheme. The scheme was sanctioned by the Royal Court of Jersey on May 14, 2024 and the transfer of the Business became effective on June 1, 2024.
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
Banking Business (Jersey) Law 1991
The BBL provides that no person shall carry on or hold themselves out as carrying on a deposit taking business in or from within Jersey or in any part of the world if they are a Jersey company unless they are registered under the BBL. Butterfield Bank (Guernsey) Limited, Jersey Branch holds a license under the BBL. In order to be granted a license, the JFSC will consider the integrity, competence and financial standing, amongst other factors of a company's business and that it would be in the best interests of persons who may deposit money that the company should be registered. The business must also have a physical presence in Jersey involving meaningful decision making and management, and be subject to supervision by a relevant supervisory authority. Businesses must adhere to secondary legislation and codes issued from time to time. This law also contains provisions regarding approval of principal persons, key persons and shareholders, and sets out further powers of the JFSC.
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
Bank (Recovery and Resolution) (Jersey) Law 2017
The Bank (Recovery and Resolution) (Jersey) Law 2017 came into force in 2022. Butterfield Bank (Guernsey) Limited, Jersey Branch is therefore now subject to the recovery and resolution powers, as well as investigatory powers, exercisable by the Jersey Resolution Authority. Butterfield Bank (Guernsey) Limited, Jersey branch is, potentially to a limited extent, subject to the bank winding up procedure set out in this Law. This Law notes that where a bank is a branch of a foreign bank, the provisions of the law for the bank's home jurisdiction with respect to the ranking provided for the claims of ordinary creditors may, where notice is given by the Jersey Resolution Authority of its consent, apply to the resolution of that bank. The Law also contains provisions for the recognition (or refusal) of foreign resolution actions.
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
Butterfield Mortgages Limited must comply with the FCA handbook which contains detailed rules and guidance in respect of governance and conduct matters. The FCA's Principles for Business require, among other things, that Butterfield Mortgages Limited conducts its business with integrity and due skill, care and diligence, to a consumer duty standard which ensures an appropriate level of protection for retail customers and deals with its regulators in an open and cooperative way. In addition, certain persons occupying senior management functions and certifications at Butterfield Mortgages Limited are subject to statements of principle and a code of practice that describes behaviors expected of persons operating in the regulated sector. Butterfield Mortgages Limited is subject to and has implemented the FCA's Senior Management and Certification Regime, the purpose of which is to increase individual accountability of senior management under the UK regulatory system.
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
AML and Financial Crime
Butterfield Mortgages Limited is subject to a range of legislation at a UK level requiring it to take steps to detect and prevent potential money laundering, financial crime, terrorist financing or proliferation financing. The FCA and HM Treasury have investigatory powers in relation to suspected breaches.
The principal UK anti-money laundering legislation applicable to the regulated activities of Butterfield Mortgages Limited is the MLRs 2017 from June 26, 2017. The MLRs 2017 prescribed obligations in relation to KYC information and assessment as well as ongoing monitoring obligations.
Further, Butterfield Mortgages Limited must comply with its obligations under the Proceeds of Crime Act 2002, the Terrorism Act 2000, the Anti-terrorism, Crime and Security Act 2001, the Counter-Terrorism Act 2008 (Schedule 7), the Sanctions and Anti-Money Laundering Act 2018, the UK Bribery Act 2010, the Economic Crime and Corporate Transparency Act 2023, certain specific obligations under the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 and certain specific obligations in FSMA and the requisite sourcebooks within the FCA Handbook. Together, this legislation requires regulated firms to create a robust system and controls framework and appropriate and risk-sensitive policies and procedures in relation to customer due diligence and monitoring of transactions, to avoid financing terrorism or money laundering or facilitating either of these, and to avoid dealing with certain persons specified by HM Treasury, and to disclose suspicious activity to the relevant regulatory authorities.
Butterfield Mortgages Limited, as a wholly-owned subsidiary of the Bank of N.T. Butterfield & Son Limited, must also comply with legislation of third countries to the extent that such legislation has extra-territorial effect and is applicable to it. Examples of this are the US PATRIOT Act of 2001, the FATCA of 2010, and the Sarbanes-Oxley Act 2002.
Data Protection Act, 2018
The DPA 2018 came into force on May 25, 2018 and supplemented and tailored the GDPR to the UK legal framework. Following the UK leaving the EU on January 31, 2020, the GDPR was incorporated into the UK’s domestic law under The European Union (Withdrawal Agreement) Act 2020 that makes legal provision for ratifying the Brexit Withdrawal Agreement of January 24, 2020 and implementing it into the domestic law of the United Kingdom as the UK GDPR. It sits alongside an amended version of the DPA 2018.
Butterfield Mortgages Limited is required to have in place compliant policies and procedures to meet the UK GDPR and DPA 2018 obligations to deal with data appropriately. Additionally, there are still implications under the GDPR on UK controllers who have customers in the EEA or monitor individuals in the EEA as the EU GDPR still applies to this processing. Breaches of the legislation are criminal offences and can result in severe penalties. The Information Commissioner’s Office has regulatory and disciplinary powers and a breach of the UK GDPR or the DPA 2018 can give rise to financial penalties based on a percentage of annual turnover.
Switzerland
Financial Institutions Act
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
United States
Foreign Account Tax Compliance Act
Under FATCA, US federal tax legislation, a 30% withholding tax will be imposed on "withholdable payments" made to non-US financial institutions (including non-US investment funds and certain other non-US financial entities) that fail (or, in some cases, that have 50% affiliates which are also non-US financial institutions that fail) to provide certain information regarding their US accountholders and/or certain US investors (such US accountholders and US investors, "US accountholders") to the IRS. For non-US financial institutions that fail to comply, this withholding will generally apply without regard to whether the beneficial owner of a withholdable payment is a US person or would otherwise be entitled to an exemption from US federal withholding tax. "Withholdable payments" generally include, among other items, payments of US-source interest and dividends. Furthermore, FATCA may also impose withholding on non-US source payments by non-US financial institutions that comply with FATCA to non-US financial institutions that fail to comply with FATCA. However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final regulations defining the term "foreign pass thru payment" are published. In general, non-publicly traded debt and equity interests in investment vehicles will be treated as "accounts" and be subject to these reporting requirements. In addition, certain insurance policies and annuities are considered accounts for these purposes.
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
Office of Foreign Assets Control Regulation
The US Treasury Department's Office of Foreign Assets Control ("OFAC"), administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. OFAC sanctions apply to all transactions that take place in the United States. Transactions that take place outside the United States may become subject to the jurisdiction of the United States and subject to compliance with OFAC sanctions if they involve US persons or payment in US dollars. Such payments typically are cleared through the US Dollar settlement system located in the United States and involve the intermediation of US financial institutions. Although we currently do not have any operations in the United States, our operations may involve transactions with US persons or in US Dollars and as a result, in order to comply with OFAC sanctions, we are responsible for, among other things, blocking any such transactions with designated targets and countries and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences, including the imposition of civil money penalties or causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.
Anti-Money Laundering and the US PATRIOT Act
A major focus of worldwide governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. In particular, United States anti-money laundering laws and regulations including the US PATRIOT Act of 2001, and the Anti-Money Laundering Act of 2020 ("2020 AMLA"), applicable to non-US banks with operations in the United States, including banks that engage in transactions outside the United States with US persons or in US Dollars, such as the Bank, impose significant compliance and due diligence obligations.
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

C.Organizational Structure
Refer to Item 4.B. "Business Overview".

D.Property, Plants and Equipment
Our corporate headquarters is located at 65 Front Street, Hamilton HM 12, Bermuda. In addition to our corporate headquarters we also maintain offices in the Cayman Islands, Guernsey, Jersey (a branch of Guernsey), the UK, The Bahamas, Switzerland, Singapore, Mauritius and Canada. Additionally, we operate three branch locations in Bermuda and three branch locations in the Cayman Islands. Premises are owned in Bermuda and the Cayman Islands, with the remainder being held under commercial leases.

E.Selected Statistical Data
The following tables present select statistical information as required by subpart 1400 of Regulation S-K.
Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential
Average Balance Sheet and Interest Rates
The following table presents average consolidated balance sheets and net interest income for the years indicated:

	For the year ended December 31
	2024			2023			2022
(in millions of $)	Average balance	Interest income (expense)	Average yield/ rate	Average balance	Interest income (expense)	Average yield/ rate	Average balance	Interest income (expense)	Average yield/ rate
Assets
Cash and cash equivalents — Interest bearing	2,027.6	86.6	4.26%	1,704.1	67.3	3.95%	1,903.9	19.8	1.04%
Securities purchased under agreements to resell	546.0	27.5	5.03%	81.7	4.6	5.62%	118.2	2.5	2.12%
Short-term investments	831.6	42.9	5.14%	862.9	40.3	4.67%	1,110.6	10.9	0.98%
Available-for-sale	1,910.9	48.9	2.55%	1,925.3	35.6	1.85%	2,581.8	38.9	1.51%
Held-to-maturity	3,357.4	75.6	2.25%	3,604.8	80.5	2.23%	3,476.3	76.9	2.21%
Investment in securities(1)	5,268.3	124.5	2.36%	5,530.1	116.1	2.10%	6,058.1	115.8	1.91%
Commercial loans	1,336.3	88.3	6.59%	1,393.9	93.1	6.68%	1,477.5	76.7	5.19%
Consumer loans	3,276.6	215.8	6.57%	3,519.8	224.2	6.37%	3,616.0	172.7	4.78%
Total loans, net of allowance for credit losses(2)	4,612.9	304.1	6.57%	4,913.7	317.4	6.46%	5,093.5	249.4	4.90%
Interest-earning assets	13,286.4	585.7	4.40%	13,092.5	545.6	4.17%	14,284.3	398.4	2.79%
Other assets	423.5			409.1			370.3
Total assets	13,709.9			13,501.5			14,654.6
Liabilities
Deposits	9,785.9	(227.0)	(2.31)%	9,410.9	(170.5)	(1.81)%	10,269.1	(45.2)	(0.44)%
Securities sold under agreements to repurchase	46.8	(2.0)	(4.32)%	1.4	(0.1)	(5.59)%	0.6	—	(3.95)%
Long-term debt	98.6	(5.5)	(5.55)%	129.2	(8.1)	(6.26)%	172.1	(9.6)	(5.58)%
Interest bearing liabilities	9,931.3	(234.5)	(2.35)%	9,541.4	(178.7)	(1.87)%	10,441.8	(54.8)	(0.52)%
Non-interest bearing current accounts	2,577.9			2,803.6			3,033.3
Other liabilities	247.2			248.2			284.3
Total liabilities	12,756.4			12,593.2			13,759.3
Shareholders' equity	953.5			908.3			895.3
Total liabilities and shareholders' equity	13,709.9			13,501.5			14,654.6
Non-interest bearing funds net of non-interest-earning assets (free balance)	3,355.1			3,551.1			3,842.5
Net interest margin		351.2	2.64%		367.0	2.80%		343.6	2.41%
Net interest spread						2.62%			2.32%
Ratio of average interest earning asset/ interest bearing liabilities	133.8%			137.2%			136.8%
______________________________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)Interest income and rates on loans include loan fees (2024: $5.1 million; 2023: $5.1 million and 2022: $6.3 million). Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented. Interest income on non-accrual loans is recognized only to the extent it is received in cash. See "Note 2: Significant accounting policies" of our audited consolidated financial statements for further information.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense
The following table presents the amount of changes in interest income and interest expense from December 31, 2023 to December 31, 2024 and from December 31, 2022 to December 31, 2023, due to changes in both average volume and average rate. Changes not solely due to volume or rate have been allocated to volume.

	2024 compared to 2023			2023 compared to 2022
(in millions of $)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)
	Volume	Rate		Volume	Rate
Interest income related to:
Cash and cash equivalents — Interest bearing	14.02	5.36	19.38	(7.82)	55.32	47.50
Securities purchased under agreements to resell	23.43	(0.48)	22.95	(2.03)	4.13	2.10
Short-term investments	(1.49)	4.09	2.60	(11.60)	41.00	29.40
Available-for-sale	(0.23)	13.53	13.30	(12.09)	8.79	(3.30)
Held-to-maturity	(5.35)	0.46	(4.89)	2.79	0.81	3.60
Total investment in securities(1)	(5.58)	13.99	8.41	(9.30)	9.60	0.30
Commercial loans	(3.56)	(1.30)	(4.86)	(5.61)	22.01	16.40
Consumer loans	(15.38)	6.99	(8.39)	(6.18)	57.68	51.50
Total loans, net of allowance for credit losses(2)	(18.94)	5.69	(13.25)	(11.79)	79.69	67.90
Total interest-earning assets	11.44	28.65	40.09	(42.54)	189.74	147.20
Interest expenses related to:
Deposits	(9.30)	(47.20)	(56.50)	15.59	(140.89)	(125.30)
Securities sold under agreements to repurchase	(1.97)	0.02	(1.95)	—	—	—
Long-term debt	1.68	0.93	2.61	2.68	(1.18)	1.50
Total interest bearing liabilities	(9.59)	(46.25)	(55.84)	18.27	(142.07)	(123.80)
Change in net interest income	1.85	(17.60)	(15.75)	(24.27)	47.67	23.40
______________________________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.
(2)Interest income and rates on loans include loan fees (2024: $5.1 million; 2023: $5.1 million and 2022: $6.3 million). Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.
Investment Portfolio
The following table presents an analysis of the weighted average yields for interest bearing debt securities as at December 31, 2024:

	Remaining term to maturity
	Within 1 year	1 to 5 years	After 5 through 10 years	After 10 years	No specific or single maturity	Total
Available-for-sale (measured at fair value)
US government and federal agencies	4.6%	2.4%	—%	—%	3.5%	3.0%
Non-US governments debt securities	0.6%	—%	—%	—%	—%	0.6%
Asset-backed securities - Student loans	0.0	—%	—%	—%	1.7%	1.7%
Residential mortgage-backed securities	—%	—%	—%	—%	3.2%	3.2%
Weighted average yield(1)	1.1%	2.4%	—%	—%	3.5%	2.9%
Held-to-maturity (measured at amortized cost)
US government and federal agencies	—%	—%	—%	—%	2.5%	2.5%
Weighted average yield(1)	—%	—%	—%	—%	2.5%	2.5%
Total Weighted average yield(1)	1.1%	2.4%	—%	—%	2.8%	2.7%
___________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

Loan Portfolio
Maturity Profile of the Loan Portfolio
The following table presents certain items in our loan portfolio by contractual maturity as at December 31, 2024:

	Remaining term to average contractual maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 years through 15 years	After 15 years	No specific maturity(1)	Total
Commercial loans
Government	30.1	6.2	230.0	—	—	266.3
Commercial and industrial	61.8	151.3	18.8	1.6	—	233.5
Commercial overdrafts	117.5	—	—	—	—	117.5
Total Commercial loans	209.4	157.5	248.8	1.6	—	617.3
Commercial real estate loans
Commercial mortgage	38.7	190.2	356.8	7.9	—	593.6
Construction	1.1	47.0	—	0.3	—	48.4
Total Commercial real estate loans	39.8	237.2	356.8	8.2	—	642.0
Consumer loans
Automobile financing	1.2	14.8	2.2	—	—	18.2
Credit card	90.7	—	—	—	—	90.7
Overdrafts	37.1	—	—	—	—	37.1
Other consumer	8.4	17.0	13.1	8.2	—	46.7
Total Consumer loans	137.4	31.8	15.3	8.2	—	192.7

Total Residential mortgages	419.7	877.5	803.7	949.9	—	3,050.8

Non-interest bearing items without a contractual maturity(1)	—	—	—	—	(3.5)	(3.5)

Total	806.3	1,304.0	1,424.6	967.9	(3.5)	4,499.3

The following table presents our loan portfolio by maturity and type of interest as at December 31, 2024:

	Remaining term to average contractual maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 years through 15 years	After 15 years	No specific maturity(1)	Total
Loans with fixed interest rates:
Commercial loans	28.9	25.1	245.9	—	—	299.9
Commercial real estate loans	23.7	80.4	225.1	6.0	—	335.2
Consumer loans	2.8	2.2	2.9	4.1	—	12.0
Residential mortgages	118.7	397.7	351.0	603.4	—	1,470.8
Total Loans with fixed interest rates	174.1	505.4	824.9	613.5	—	2,117.9
Loans with floating or adjustable interest rates:
Commercial loans	180.5	132.4	2.9	1.6	—	317.4
Commercial real estate loans	16.1	156.8	131.7	2.2	—	306.8
Consumer loans	134.6	29.6	12.4	4.1	—	180.7
Residential mortgages	301.0	479.8	452.7	346.5	—	1,580.0
Total loans with floating or adjustable interest rates	632.2	798.6	599.7	354.4	—	2,384.9

Non-interest bearing items without a contractual maturity(1)	—	—	—	—	(3.5)	(3.5)

Total loans	806.3	1,304.0	1,424.6	967.9	(3.5)	4,499.3
(1)Included here are items without a contractual maturity such as deferred loans fees and fair value adjustments.

Credit Ratios
The following table presents our credit ratios for the years indicated:

	For the year ended December 31
(in millions of $)	2024	2023	2022
Allowance for credit losses to total loans outstanding:
Allowance for credit losses	25.7	25.8	25.0
Total loans outstanding	4,499.3	4,771.6	5,121.4
	0.6%	0.5%	0.5%
Non-accrual loans to total loans outstanding:
Non-accrual loans	76.7	61.0	63.1
Total loans outstanding	4,499.3	4,771.6	5,121.4
	1.7%	1.3%	1.2%
Allowance for credit losses to non-accrual loans:
Allowance for credit losses	25.7	25.8	25.0
Non-accrual loans	76.7	61.0	63.1
	33.5%	42.2%	39.6%
Net charge-offs (recoveries) during the period to average loans outstanding:
Commercial loans
Net charge-offs (recoveries) during the period	0.5	1.5	1.3
Average amount outstanding	650.5	678.7	741.4
	0.07%	0.22%	0.18%
Commercial real estate loans
Net charge-offs (recoveries) during the period	0.4	0.0	0.0
Average amount outstanding	603.6	608.2	647.3
	0.06%	—%	—%
Consumer loans
Net charge-offs (recoveries) during the period	0.8	0.8	1.6
Average amount outstanding	191.9	188.0	195.7
	0.40%	0.43%	0.80%
Residential Mortgages
Net charge-offs (recoveries) during the period	0.3	1.5	2.7
Average amount outstanding	3,167.1	3,431.1	3,514.8
	0.01%	0.04%	0.08%
Total loans
Net charge-offs (recoveries) during the period	1.9	3.8	5.5
Average amount outstanding	4,612.9	4,913.7	5,093.5
	0.04%	0.08%	0.11%
Allowance for credit losses to loans outstanding increased to 0.6% in 2024 from 0.5% in 2023, driven by a reduction in loan balances as maturities and prepayments exceeded originations across the residential mortgage portfolios.
Non-accrual loans to total loan outstanding ratio increased to 1.7% in 2024 from 1.3% in 2023 driven by a commercial facility secured by real estate in Bermuda.
Net charge-off (recoveries) ratio decreased from 0.08% in 2023 to 0.04% in 2024 mainly due to a reduction in commercial loan and residential mortgage charge-offs.

Allocation of the Allowance for Credit Losses

	December 31, 2024
(in millions of $)	Amount	Percent of loans in each category to total loans
Balance at End of Period Applicable to:
Commercial	11.7	14%
Commercial real estate	3.3	14%
Consumer	3.3	4%
Residential Mortgage	7.5	68%
	25.7	100%
See "Note 6: Loans" to our audited consolidated financial statements as at December 31, 2024 for the breakdown of allowance for credit losses by each loan category.
Deposits
The following table presents our deposits by category for the years indicated:

	For the year ended December 31
	2024		2023		2022
(in millions of $)	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Interest bearing deposits
Bermuda
Demand	1,926.3	0.16%	1,936.2	0.23%	2,120.7	(0.01)%
Term	1,019.2	3.90%	771.0	3.10%	658.5	0.89%
Total Bermuda	2,945.5		2,707.2		2,779.2
Non-Bermuda
Demand	3,689.7	1.12%	4,062.8	0.80%	5,308.4	0.18%
Term	3,150.8	4.37%	2,640.8	4.15%	2,181.5	1.35%
Non-Bermuda	6,840.5		6,703.6		7,489.9
Total interest bearing deposits	9,786.0		9,410.8		10,269.1
Non-interest bearing demand deposits
Bermuda	1,619.1		1,730.2		1,878.8
Non-Bermuda	958.8		1,073.4		1,154.5
Total non-interest bearing deposits	2,577.9		2,803.6		3,033.3

The following table presents the amount of uninsured deposits by reportable segment:

	As at December 31
(in millions of $)	2024	2023
Bermuda(1)	4,781.1	4,235.2
Cayman(2)	3,971.1	4,005.1
Channel Islands and the UK(3)(4)	3,797.7	3,456.3
	12,549.9	11,696.6
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

The following table presents the amount of uninsured time deposits by reportable segment and time to maturity as at December 31, 2024:

	Remaining term to contractual maturity
(in millions of $)	Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
Time deposits in excess of insured limit:
Bermuda	36.8	24.0	39.4	30.0	130.2
Channel Islands and the UK	230.2	37.3	77.9	0.7	346.1
Total time deposits in excess of insured limit	267.0	61.3	117.3	30.7	476.3
Time deposits in uninsured accounts:
Bermuda	914.2	98.4	54.1	39.3	1,106.0
Cayman	1,020.1	105.4	43.3	9.2	1,178.0
Channel Islands and the UK	1,371.4	135.7	133.9	1.5	1,642.5
Total time deposits in uninsured accounts	3,305.7	339.5	231.3	50.0	3,926.5

Total uninsured time deposits	3,572.7	400.8	348.6	80.7	4,402.8

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
The following table details our Net Revenue in total and by segment, as well as our total assets, total loans, total deposits, total AUA (which includes trust and custody AUA) and AUM for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

	For the year ended December 31
	2024	2023	2022
Net Revenue
% of Net Revenue from:
Bermuda segment	43.5%	45.1%	43.8%
Cayman segment	31.5%	33.6%	32.1%
Channel Islands and the UK segment	18.0%	15.3%	18.9%
Other segment	7.1%	6.1%	5.3%

(in millions of $)
Summary Balance Sheet
Total Assets	14,231.4	13,374.0
Total Loans	4,473.6	4,745.8
Total Deposits	12,745.9	11,986.7
Assets under administration
Custody and other administration services	30,494.7	30,311.5
Trust	131,276.6	132,385.0
Assets under management
Butterfield Funds	2,416.3	1,970.7
Other assets under management	3,631.8	3,559.1

Market Environment

Our business is affected by international, regional and local economic conditions as well as, the perception of future economic prospects. The significant macro-economic factors that impact our business include the US and global economic landscapes, unemployment rates, the housing markets and interest rates. After pivoting away from further monetary tightening in December of 2023, the US Federal Reserve and other central banks began easing their policies in mid-to-late summer of 2024. Both the communication and action of easing financial conditions boosted asset prices throughout most of 2024. Despite the brief easing campaign, longer term interest rates on government bonds rose on balance in 2024. More recently, the markets’ expectations for lower short term rates in 2025 are being tempered as the US economy is proving more resilient than previously expected and the pace of inflation declines appears to be slowing. In addition, the outcome of the US November 2024 election brings with it additional government policy uncertainty which markets are digesting and is likely fueling some of the yield curve steepening that is experienced around the globe.

Bermuda Segment

Bermuda’s economy grew an estimated 4.9% in 2023 and Real GDP was 8.9% higher than when compared to 2019 levels of GDP, indicating that Bermuda has substantially recovered from the COVID-19 pandemic economic impacts. The first six months of 2024 have shown initial real growth of 8.7%, however, and this has largely been driven by continued strength within the international business sector and the return of tourism from relaxing of COVID-19 related restrictions, with Exports of Services showing growth of 16.3%, whilst Household Consumption was marginally up 0.5%. Total employment in 2023 was up 3.0%, with employment in the international business sector up 5.0% and Hospitality up 12.2% for the period.

The international business sector, especially the reinsurance and captive insurance markets, continues to grow, attracting new capital and companies, demonstrated by employment levels increasing 25% in the international business sector from 2019 to 2023. Bermuda remains the world’s largest captive domicile, one of the largest markets for reinsurance underwriting and the largest market for insurance-linked securities. Recovery for small and medium sized local enterprises, however, has been sluggish.

Retail activity continues to decline from 2019 levels and consumer imports via online retailers remain at elevated levels. While the official inflation rates recorded in Bermuda have been modest, general cost of living challenges have remained elevated, driven by significant impacts seen from specific categories, notably food costs, energy costs and housing costs, both in rental rates and building costs.

Airlift has continued to grow with total seats available in 2024 increasing by approximately 22% over 2023 levels, however, total air visitor arrivals are up 9% in this period, with bed nights sold also up 9%. The largest hotel (650 rooms) remains offline pending redevelopment, which has now announced its ground breaking, and another large resort currently in receivership and likely progressing to a sale shortly. Recent hotel operating performance has been strong, with revenue per available room in 2024 of $373.80 compared to $232.77 in 2019 levels, with average daily rates up 54% from 2019 levels and overall occupancy levels of 63.2%.

Construction activity has suffered from a lack of large projects, however, the commencement of new projects in Hamilton and the hospitality sector redevelopment have positive impact on this industry. There are an estimated 500+ Airbnb units now available on the island, still down slightly from pre-pandemic levels. In the real estate sector, rents continue to climb due to a lack of inventory against current demand. Housing sales have remained stable but still lag behind pre-pandemic levels, however, current real estate prices have remained stable.

Government finances continue to improve with a small budget surplus for the 2024-2025 fiscal year, largely from increases in payroll tax receipts in the international business sector and customs duties. Expenses have also risen to assist resident Bermudians in need of financial support and capital expenditure directed at affordable housing. The CIT Act became effective on January 1, 2025 and there is an expectation of substantive revenue generation for the Bermuda Government - see Item 10.E. "Additional Information - Taxation". All of the rating agencies have recently reaffirmed their debt ratings and maintain a ‘stable’ outlook for the jurisdiction.

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

	2024E	2023E	2022	2021	2020
Bermuda GDP (in millions of BMD $)	7,515	7,023	6,694	6,286	6,101
% change from prior year	7.0%	4.9%	6.5%	3.0%	(5.4)%
Source: Government of Bermuda, Department of Statistics, Economist Intelligence Unit
Cayman Segment
The Cayman Islands continues to experience consistent stay-over tourism with arrivals in 2024 projected to be equal to or above 2023 arrival levels and within 15% of record air arrivals achieved in 2019. Completed hospitality projects continue to add to the island’s high quality room stock. Cruise ship and cruise passenger arrivals in 2024 were trending lower than 2023 levels. Cayman Island’s GDP is projected to have grown by 2.8% in 2024 amidst this continued economic recovery. GDP growth expectations for 2025 and 2026 are 2.5% and 2.2%, respectively. Financial services and tourism are expected to remain the key drivers of growth along with ongoing development of condominiums, hotels, apartment complexes and residential homes, keeping the construction sector vibrant in the near term. Several large scale developments are scheduled to be completed in 2025. Interest rates have fallen slightly during the second half of 2024 but, at current levels, appetite for new speculative development remains low.

The Cayman Islands has experienced a meaningful increase in its population in order to service the recovering and expanding economy. This manpower expansion coincided with rapidly rising interest rates which resulted in significant cost pressures on all imported goods, materials and food, as well as the cost of accommodation rentals and ownership. Inflation has moderated somewhat and is anticipated to be 2.6% for 2024. Projections for inflation in 2025 and 2026 are 2.5% and 2.1%, respectively. Real estate transaction levels reported sales of $1.0 billion in 2024, up 7.0% from 2023 sales levels of $0.9 billion. The all-time record sales level of $1.1 billion was achieved in 2021.

The Cayman Islands Government is forecasting a budgetary surplus for 2024 resulting from better than planned revenues from economic expansion. Surpluses in each of 2024 and 2025 were planned in the Government’s approved two-year budget.

	2024E	2023E	2022E	2021	2020
Cayman Islands GDP (in millions of $)	6,179	6,010	6,627	6,060	5,655
% change from prior year	2.8%	(9.3)%	9.4%	7.2%	(4.8)%
Source: Economist Intelligence Unit
Channel Islands and UK Segment

2024 was a mixed year across the UK and Channel Island economies. On the positive side, there has been a downward trend in inflationary pressures leading to lower interest rates but, less encouragingly, has been below trend growth.

Inflation was ahead of target at the start of the year, but fell sharply as falling energy prices flowed through to consumer prices. The Bank of England lowered official rates by 0.25% - the first of two such moves in the year - leaving the Base Rate at 4.75% at year end, with expectations for further cuts in 2025. However, the number of cuts priced into the market for 2025 has reduced. A combination of a firmer employment market than anticipated and the potential for higher external inflationary pressures, sees the market positioned for the Base Rate to be lower by the end of 2025. With a weak global backdrop (ex-US), limited additional monetary support and the new Labor Government having little scope to offer fiscal support, the economic outlook for 2025 remains relatively benign, with economic growth in the UK set to be in the region of 1%, similar to the 0.9% provisional outcome for 2024.

Guernsey and Jersey are unlikely to produce official data for growth during 2024 until the latter part of 2025, although there appears to be little in either economy to suggest that the outcomes are likely to be significantly different from the level of growth seen in the UK for 2024. However, upon review of post-pandemic data, and specifically 2023, Jersey seems to have emerged from the period somewhat stronger. Jersey saw GDP expand by 7.3% in 2023, but fall by 2.4% in Guernsey during the same year. Looking forward, the divergence appears to be idiosyncratic, rather than a trend, with both islands set for low (but positive) levels of growth in upcoming years. Jersey retains an AA- credit rating from S&P, compared to A- for Guernsey.

Our operations in the Channel Islands and UK use the Pound Sterling as their functional currency, and are closely linked to economic trends in both the UK and the Eurozone due to the close relationships between the UK and Europe, despite the Channel Islands autonomy from the UK. See Item 3.D. “Risk Factors".

2024 represented a key transitional year for our Channel Islands business, as our penetration of the local market gathered significant pace, particularly in the areas of deposits and credit cards. At the same time, we have begun to see significant dislocation in the corporate banking arena, which allowed corporate deposit acquisition to accelerate towards year end. Overall, deposits increased by 15% compared to 2023 with local deposits being the major driver of this growth with a 52% increase. Alongside this, our credit card program continued to gain traction, with 2,739 cards issued at year end and higher revenue per card being earned than anticipated. Together, this local focus drove total client numbers to increase by 3,000 to exceed of 11,000 clients.

On the lending side, markets remained relatively subdued in both Prime Central London and across Channel Islands mortgage lending. Despite that backdrop, overall credit levels remained largely unchanged throughout the year.

	2023	2022	2021	2020	2019
Guernsey GDP (GVA Market/GBP (in £ Millions))	3,488	3,574	3,439	3,225	3,468
Annual Changes (%)	(2.4)%	3.9%	6.6%	(7.0)%	0.7%
Source: States of Guernsey

	2023	2022	2021	2020	2019
Jersey GDP (GBP (in £ millions))	6,575	6,128	5,771	5,153	5,728
Annual Changes (%)	7.3%	6.2%	12.0%	(10.0)%	2.1%
Source: States of Jersey
We continue to maintain a cautious stance with a liquid balance sheet, a conservative investment portfolio, and no reliance on wholesale funding. Total liquid cash and investments made up 65.3% of our balance sheet at December 31, 2024, which is slightly up from 61.0% at December 31, 2023.
2024 Overview
In 2024, our net income decreased by $9.2 million to $216.3 million from $225.5 million in 2023. This decrease was driven primarily by increasing deposit costs outpacing yields on loans and treasury assets, higher non-interest expenses, a decrease in other gains and (losses) and an increase in income tax expenses. This was partially offset by higher non-interest income and a decrease in provision for credit losses. Management continued to focus on the diligent management of capital, expenses and risks, and maintaining our strong capital position with CET1 and Total capital ratios of 23.5% and 25.8%, respectively, as at December 31, 2024. For the year ended December 31, 2024, the Board declared four quarterly dividends of $0.44 per share totaling $1.76 for each common share held on record as of the applicable record dates, and repurchased 4.5 million common shares from the share repurchase programs. On December 9, 2024, the Board approved a new share repurchase program authorizing the purchase of up to 2.7 million common shares through to December 31, 2025. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory requirements. See Item 8.A. "Consolidated Statements and Other Financial Information - Dividend Policy" and Item 3.D. "Risk Factors – Risks Relating to the Common Shares - Holders of our common shares may not receive dividends" elsewhere in this report for further details.

The quality of our assets remained strong, total assets increased year-over-year by $0.9 billion to $14.2 billion, primarily driven by increased deposit levels in Bermuda and the Channel Islands. Deposits were up by $0.8 billion to $12.7 billion while loans decreased by $0.3 billion to $4.5 billion. The decrease in loans was driven primarily by maturities and prepayments in excess of originations across the residential mortgage portfolios. Investments were up by $0.2 billion to $5.5 billion due to activation of cash and short-term securities into US Treasuries and Agency MBS securities. Overall liquidity remained strong, as measured by cash and cash equivalents, securities purchased under agreements to resell, short-term investments and investments in securities as a percentage of total assets, ending the year at 65.3% compared to 61.0% in the prior year.

Our shareholders’ equity increased year-over-year by $17.2 million to $1.0 billion, which was primarily a result of organic growth through net income net of dividends paid out during the year, amortization of net gains (losses) on the HTM investment portfolio to net income, employee benefit plan adjustments and partially offset by common share repurchases and retirements throughout the year.
Key contributors to our 2024 results were as follows:
•Profitability:  Net income decreased year-over-year by $9.2 million, or 4.1%, to $216.3 million, primarily due to increasing deposit costs outpacing yields on loans and treasury assets, higher non-interest expenses, a decrease in other gains and (losses) and an increase in income tax expenses. This was partially offset by higher non-interest income and a decrease in provision for credit losses.
•Net interest margin:  NIM decreased by 16 basis points to 264 basis points compared to 280 basis points in 2023. The decrease in NIM was due to increasing deposit costs outpacing yields on interest earning assets; loan yields increased by 11 basis points to 657 basis points; the investment portfolio yields increased by 26 basis points to 236 basis points; and yields on cash and cash equivalents, securities purchased under agreements to resell and short-term investments were up by 37 basis points to 460 basis points. The cost of funding increased and saw expense yields increasing by 43 basis points to 183 basis points due to higher market rates.
•Expenses:  Total non-interest expenses increased year-over-year by $6.7 million to $359.1 million in 2024, largely due to $4.1 million increase in technology and communications driven by increased software maintenance costs; $2.7 million increase in property cost due to increased depreciation on Head Office renovations; $2.3 million increase in amortization of intangible assets associated with the Credit Suisse trust asset acquisition; $1.6 million increase in professional and outside services for project work. The increases were offset by a $5.6 million decrease in staff-related costs as a result of redundancy expenses recognized in 2023 as part of a group-wide restructuring. These expenses included $2.6 million of non-core expenses that comprise mainly fees relating to corporate restructuring; final costs relating to the acquisition of assets from Credit Suisse; and costs associated with the departure of a senior executive. The core efficiency ratio increased from 58.1% in 2023 to 60.0% in 2024, reflecting the rate of core non-interest expense relative to the increase in revenue.
•Deposits: Deposits increased year-over-year by $0.8 billion to $12.7 billion as at December 31, 2024, driven by inflows in Bermuda and the Channel Islands and a mix-shift to term deposits. Interest bearing deposit costs increased by 50 basis points to 231 basis points in 2024. With non-interest bearing deposits totaling $2.7 billion as at December 31, 2024, the average cost of deposits for the year increased by 43 basis points to 183 basis points.
•Loan quality:  As at December 31, 2024, we had gross non-accrual loans of $76.7 million representing 1.7% of total gross loans, an increase from $61.0 million, or 1.3%, of total loans at December 31, 2023. The increase in non-accrual loans was driven by a commercial facility secured by real estate in Bermuda and residential mortgages in the Channel Islands and UK segment.

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
•Expenses:  Total non-interest expenses increased year-over-year by $20.7 million to $352.3 million in 2023, largely due to a $13.6 million increase in staff-related costs due to a group-wide restructuring that resulted in the recognition of redundancy expenses, and the onboarding of staff related to the Credit Suisse global trust acquisition; a $5.2 million increase in technology and communications as the core banking system upgrade came into operation and a $1.4 million increase in professional and outside services costs relating to the Credit Suisse asset acquisition. These expenses included $10.0 million of non-core expenses that comprise mainly of the group-wide restructuring that resulted in the recognition of redundancy expenses and costs relating to the Credit Suisse acquisition. The core efficiency ratio decreased from 58.9% in 2022 to 58.1% in 2023, reflecting the rate of core non-interest expense relative to the increase in revenue.
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

Financial Summary

	As at December 31
(in millions of $)	2024	2023	Dollar change	Percent change
Assets
Cash and cash equivalents	1,998.1	1,646.6	351.5	21.3%
Of which cash and demand deposits with banks — non-interest bearing	93.1	91.8	1.3	1.4%
Of which demand deposits with banks — interest bearing	165.7	151.1	14.6	9.7%
Of which cash equivalents — interest bearing	1,739.2	1,403.7	335.5	23.9%
Securities purchased under agreements to resell	1,205.4	187.3	1,018.1	543.6%
Short-term investments	580.0	1,038.0	(458.0)	(44.1)%
Investment in securities	5,512.8	5,292.2	220.6	4.2%
Of which available-for-sale(1)	2,272.5	1,831.1	441.4	24.1%
Of which held-to-maturity(2)	3,240.3	3,461.1	(220.8)	(6.4)%
Loans, net of allowance for credit losses	4,473.6	4,745.8	(272.2)	(5.7)%
Premises, equipment and computer software, net of accumulated depreciation	153.8	154.4	(0.6)	(0.4)%
Goodwill	23.6	24.1	(0.5)	(2.1)%
Other intangible assets, net	66.0	74.8	(8.8)	(11.8)%
Equity method investments	6.6	7.1	(0.5)	(7.0)%
Other real estate owned, net	—	0.5	(0.5)	(100.0)%
Accrued interest and other assets	211.5	203.2	8.3	4.1%
Total assets	14,231.4	13,374.0	857.4	6.4%
Liabilities
Total deposits	12,745.9	11,986.7	759.2	6.3%
Of which — non-interest bearing	2,687.9	2,656.7	31.2	1.2%
Of which — interest bearing	10,058.0	9,330.0	728.0	7.8%
Securities sold under agreements to repurchase	92.6	—	92.6	100.0%
Employee benefit plans	83.6	88.7	(5.1)	(5.7)%
Accrued interest and other liabilities	189.8	196.5	(6.7)	(3.4)%
Long-term debt	98.7	98.5	0.2	0.2%
Total liabilities	13,210.6	12,370.4	840.2	6.8%
Total shareholders' equity(3)(4)	1,020.8	1,003.6	17.2	1.7%
Of which common share capital(4)	0.4	0.5	(0.1)	(20.0)%
Total liabilities and shareholders' equity	14,231.4	13,374.0	857.4	6.4%
Common shares outstanding (number)(4)	43.5	47.5	(4.0)	(8.4)%
______________________________
(1)Amortized cost of AFS debt securities was $2,435.8 million as at December 31, 2024 and $1,995.1 million as at December 31, 2023.
This includes assets pledged that secured parties are permitted to sell or repledge as at December 31, 2024: $93.5 million (December 31, 2023: nil).
(2)Fair value of HTM debt securities was $2,671.0 million as at December 31, 2024 and $2,976.7 million as at December 31, 2023.
(3)As at December 31, 2024, the number of outstanding awards of unvested common shares was 1.7 million (December 31, 2023: 1.5 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank's common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share.
(4)Figures reflect the retirement of 4.5 million shares during the year ended December 31, 2024 (December 31, 2023: 3.1 million).

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $, except per share data)	2024	2023	2022	2023 to 2024	2022 to 2023	2023 to 2024	2022 to 2023
Interest income
Loans	304.1	317.4	249.4	(13.3)	68.0	(4.2)%	27.3%
Investments	124.5	116.1	115.8	8.4	0.3	7.2%	0.3%
Cash and cash equivalents, securities purchased under agreements to resell and short-term investments	157.1	112.1	33.2	45.0	78.9	40.1%	237.7%
Interest expense	(234.5)	(178.7)	(54.8)	(55.8)	(123.9)	31.2%	226.1%
Net interest income before provision for credit losses	351.2	367.0	343.6	(15.8)	23.4	(4.3)%	6.8%
Non-interest income	230.0	212.3	206.6	17.7	5.7	8.3%	2.8%
Net revenue	581.2	579.3	550.2	1.9	29.1	0.3%	5.3%
Provision for credit (losses) recoveries	(1.7)	(4.5)	(2.4)	2.8	(2.1)	(62.2)%	87.5%
Salaries and other employee benefits	(174.0)	(177.9)	(166.2)	3.9	(11.7)	(2.2)%	7.0%
Other non-interest expenses (including income taxes)	(189.6)	(175.2)	(169.1)	(14.4)	(6.1)	8.2%	3.6%
Net income before other gains (losses)	215.9	221.7	212.5	(5.8)	9.2	(2.6)%	4.3%
Total other gains (losses)	0.4	3.8	1.5	(3.4)	2.3	(89.5)%	153.3%
Net income	216.3	225.5	214.0	(9.2)	11.5	(4.1)%	5.4%
Non-core items	2.6	6.0	1.7	(3.4)	4.3	(56.7)%	252.9%
Core net income (Non-GAAP)	218.9	231.5	215.7	(12.6)	15.8	(5.4)%	7.3%
Core earnings to common shareholders (Non-GAAP)	218.9	231.5	215.7	(12.6)	15.8	(5.4)%	7.3%
Common dividends paid	(79.6)	(86.2)	(87.3)	6.6	1.1	(7.7)%	(1.3)%

Earnings per common share from continuing operations (in US$)
Basic	4.80	4.62	4.32	0.18	0.30	3.9%	6.9%
Diluted(1)	4.71	4.58	4.29	0.13	0.29	2.8%	6.8%
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

	For the year ended December 31
(in %, unless otherwise indicated)	2024	2023	2022
Return on average common shareholders' equity(1)	21.4	24.2	25.7
Core return on average tangible common equity(2)	24.0	27.0	28.6
Return on average assets(3)	1.6	1.7	1.5
Core return on average tangible assets(4)	1.6	1.7	1.5
Net interest margin(5)	2.64	2.80	2.41
Efficiency margin(6)	60.4	59.8	59.2
Core efficiency ratio(7)	60.0	58.1	58.9
Fee income ratio(8)	39.7	36.9	37.7
Common equity Tier 1 capital ratio(9)(10)	23.5	23.0	20.3
Tier 1 capital ratio(9)	23.5	23.0	20.3
Total capital ratio(9)	25.8	25.4	24.1
Leverage ratio(9)(10)	7.3	7.6	6.7
Tangible common equity/tangible assets(10)	6.6	6.8	5.6
Tangible total equity/tangible assets(11)	6.6	6.8	5.6
Non-performing assets ratio(12)	1.1	1.0	0.5
Non-accrual ratio(13)	1.7	1.3	1.2
Non-performing loan ratio(14)	3.3	2.8	1.5
Net charge-off (recoveries) ratio(15)	—	0.1	0.1
Core net income attributable to common shareholders(16)(17) (in $ million)	218.9	231.5	215.7
Core net income per common share fully diluted(18)(20) (in $)	4.77	4.70	4.33
Common equity per share(19) (in $)	23.78	21.39	17.42
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

		For the year ended December 31
(in millions of $, unless otherwise indicated)		2024	2023	2022
Reconciliation of net income (GAAP) to core net income (non-GAAP)
Net income	A	216.3	225.5	214.0
Non-core (gains), losses and expenses
Non-core (gains) losses
Liquidation settlement from an investment previously written-off(1)		—	(4.0)	—
Total non-core (gains) losses	B	—	(4.0)	—
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs(2)		1.5	7.9	1.0
Tax compliance review costs(3)		0.3	0.1	0.4
Settlement of client related tax inquiry(3)		—	—	0.2
Asset acquisition costs(4)		—	1.9	—
Restructuring charges and related professional service fees(5)		0.8	0.2	—
Total non-core expenses	C	2.6	10.0	1.7
Total non-core (gains), losses and expenses	D=B+C	2.6	6.0	1.7
Core net income attributable to common shareholders	E=A+D	218.9	231.5	215.7
Reconciliation of return on equity (GAAP) to core return on average tangible common equity (non-GAAP)
Core net income attributable to common shareholders	E=A+D	218.9	231.5	215.7
Average common equity	F	1,006.2	931.2	833.2
Less: average goodwill and intangible assets		(95.1)	(75.1)	(78.5)
Average tangible common equity	G	911.1	856.1	754.7
Return on equity	A/F	21.4%	24.2%	25.7%
Core return on average tangible common equity	E/G	24.0%	27.0%	28.6%
Reconciliation of diluted earnings per share (GAAP) to core earnings per common share fully diluted (non-GAAP)
Adjusted weighted average number of diluted common shares (in thousands)	F	45.9	49.3	49.9
Earnings per common share fully diluted	A/J	4.71	4.58	4.29
Non-core items per share	D/F	0.06	0.12	0.04
Core earnings per common share fully diluted		4.77	4.70	4.33
Reconciliation of return on average assets (GAAP) to core return on average tangible assets (non-GAAP)
Total average assets	G	13,795.6	13,592.9	14,596.1
Less: average goodwill and intangible assets		(95.1)	(75.1)	(78.5)
Average tangible assets	H	13,700.5	13,517.7	14,517.6
Return on average assets	A/G	1.6%	1.7%	1.5%
Core return on average tangible assets	E/H	1.6%	1.7%	1.5%

		For the year ended December 31
(in millions of $, unless otherwise indicated)		2024	2023	2022
Tangible equity to tangible assets
Shareholders' equity		1,020.8	1,003.6	864.8
Less: goodwill and intangible assets		(89.6)	(98.9)	(74.4)
Tangible common equity	I	931.2	904.7	790.4
Total assets		14,231.4	13,374.0	14,306.1
Less: goodwill and intangible assets		(89.6)	(98.9)	(74.4)
Tangible assets	J	14,141.8	13,275.1	14,231.7
Tangible common equity to tangible assets	I/J	6.6%	6.8%	5.6%
Efficiency ratio
Non-interest expenses		359.1	352.3	331.6
Less: amortization of intangibles		(8.0)	(5.7)	(5.7)
Non-interest expenses before amortization of intangibles	K	351.1	346.6	325.9
Non-interest income		230.0	212.3	206.6
Net interest income before provision for credit losses		351.2	367.0	343.6
Net revenue before provision for credit losses and other gains/losses	L	581.2	579.3	550.2
Efficiency ratio	K/L	60.4%	59.8%	59.2%
Core efficiency ratio
Non-interest expenses		359.1	352.3	331.6
Less: non-core expenses	C	(2.6)	(10.0)	(1.7)
Less: amortization of intangibles		(8.0)	(5.7)	(5.7)
Core non-interest expenses before amortization of intangibles	M	348.5	336.6	324.2
Core revenue before other gains and losses and provision for credit losses	N	581.2	579.3	550.2
Core efficiency ratio	M/N	60.0%	58.1%	58.9%
______________________________
(1)Relates to the liquidation settlement received from an investment that was previously written-off.
(2)In 2022 and 2024, relates to costs associated with the departure of a senior executive.
In 2023, relates to the group-wide restructuring that resulted in the recognition of redundancy expenses.
(3)Relates to the professional fees and final settlement of the US Department of Justice inquiry which commenced in 2013 and the settlement of a non-US corporate income tax inquiry in connection with the commercial affairs of a legacy custody client.
(4)Relates to costs incurred in the Credit Suisse asset acquisition completed in December 2023.
(5)Fees related to corporate restructuring.

The following charts show the trajectory of our performance from 2020 to 2024:
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
Our return on equity for 2024 of 21.4% and our Core ROATCE1 for 2024 of 24.0% were driven by a number of factors, including: significant fee income with historically low capital requirements; increasing market interest rates benefiting net interest income despite the higher cost of funding; reductions in accumulated other comprehensive losses due to the amortization of net gains (losses) on the HTM investment portfolio to net income and employee benefit plan adjustments; and our operations in corporate income tax neutral jurisdictions. As a result, our business generated core net income in 2024 well in excess of that needed to execute our organic balance sheet growth strategy.

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

The following chart shows total deposit trends for 2020 to 2024:

Deposit Balance and Funding Costs ($ in billions)
$13.3
$13.9
$13.0
$12.0
$12.7
0.21%
0.11%
0.34%
1.40%
1.83%
2020
2021
2022
2023
2024
Period-End Total Deposits
Cost of Deposit Funding

Historically, the markets in which we operate generate fewer loans than deposits, which has led us to take a conservative approach to managing our balance sheet. We accomplish this by maintaining a large cash balance and investing in high quality and liquid securities. The following chart illustrates our asset composition from 2020 to 2024:

Balance Sheet Composition - Total Assets ($ in billions)

2.8%
29.2%
33.0%
35.0%
2.4%
22.7%
40.7%
34.2%
3.1%
21.3%
40.0%
35.6%
3.5%
21.5%
39.6%
35.5%
3.2%
26.6%
38.7%
31.4%
2020
2021
2022
2023
2024
Loans
Securities
Cash & cash equivalents
Other assets

As at December 31, 2024, 26.6% of our balance sheet was cash and cash equivalents (including cash and demand deposits with banks, unrestricted term deposits, and treasury bills with a maturity of less than three months), securities purchased under agreements to resell and liquid short-term investments.

In addition to maintaining a large cash and cash equivalents balance, we also have a large and conservative securities investment portfolio. We have a disciplined investment portfolio selection process and invest in highly rated securities. We also seek to ensure that our portfolio remains liquid across market cycles: 97.8% of our portfolio was invested in US government treasuries and mortgage-backed securities issued by US governmental agencies. Our investment strategy as at December 31, 2024, aims to align the behavioral interest rate risk profile of our assets and liabilities — as at December 31, 2024, the average duration of our AFS investment portfolio was 3.4 years, the average duration of our HTM investment portfolio was 6.8 years, and the average duration of our total investment portfolio was 5.3 years. As at December 31, 2024, the total carrying value of our AFS investment portfolio was $2.3 billion, and the total carrying value of our HTM investment portfolio was $3.2 billion.

In August 2023, Fitch downgraded the US Long-Term Foreign-Currency Issuer Default Rating to 'AA+' from 'AAA' which impacted the ratings on the Banks' holdings of US government treasuries and mortgage-backed securities issued by US governmental agencies. The following charts show the composition of our investment portfolio by rating and asset type from 2020 to 2024:

The combination of our significant cash and securities portfolios helps drive our capital efficient balance sheet, with risk-weighted assets equal to 31.9% of our total assets and a Basel III total capital ratio of 25.8%, each as at December 31, 2024.

Our loan underwriting process requires that we complete a full credit assessment of every customer prior to committing to a loan, which we believe has resulted in a high quality loan portfolio. Our lending markets do not have secondary markets for loans and as such we hold all of our originated loans on our balance sheet. In 2023 and 2024, net charge-offs represented 0.08% and 0.04%, respectively, of average loans. As at December 31, 2024, our non-accrual loan balance was $76.7 million, or 1.7% of total gross loans, and our loans past due were $168.4 million or 3.7% of total gross loans, of which 77.3% were full recourse residential mortgages. As at December 31, 2024, our loan portfolio consisted of 53% floating-rate loans and 47% fixed-rate loans generally with contractual rate resets of 3 to 5 years.

The following chart shows the segment composition of our loan portfolio from 2020 to 2024:

Loan Portfolio Composition by Origination - Geography
17%
21%
18%
44%
2%
14%
25%
20%
39%
3%
14%
22%
24%
37%
4%
13%
21%
25%
37%
8%
12%
22%
24%
34%
2020
2021
2022
2023
2024
Bermuda
Cayman
UK
Guernsey
Jersey

Our loan portfolio has exhibited stability over time. The following chart shows loan portfolio trends for 2020 to 2024:

Loan Balance and Yield ($ in billions)
$5.2
$5.2
$5.1
$4.7
$4.5
4%
5%
10%
15%
66%
4.54%
4%
5%
9%
13%
69%
4.26%
4%
6%
9%
12%
70%
4.90%
4%
6%
8%
13%
69%
6.46%
4%
6%
8%
14%
68%
6.57%
2020
2021
2022
2023
2024
Residential
Commercial Real Estate
Other Commercial
Government
Consumer
Loan Yield

The domestic lending markets in Bermuda, the Cayman Islands, and the Channel Islands have a limited number of participants and significant barriers to entry. 67.8% of our loan balances were residential mortgages as at December 31, 2024. These loans are attractive for a number of reasons. Our mortgages have exhibited predictable cash flows, with historically negligible refinancing activity due to significant transaction costs to refinance in these lending markets. Additionally, our mortgages in these markets have historically benefited from a manual underwriting process, low LTVs (with 80.9% of residential loans below 70% LTV as at December 31, 2024), and a full recourse legal system.

We have also generated balanced sources of non-interest income from a well-diversified customer base. For the five-year period ended December 31, 2024, our non-interest income is evenly split between banking which consists of banking and foreign exchange revenue, and wealth management, which consists of trust, asset management, and custody and other administration services.

Fee income from a typical trust client serviced in our wealth management business line is driven primarily by the size and complexity of our clients’ assets and holdings, which are generally diversified across multiple geographies; the performance of these businesses is not typically linked to the performance of the domestic economies of our local markets. Non-interest income represented 39.7% of our total Net Revenue (our fee income ratio) in 2024, and contributed significantly to the Company’s high Core ROATCE and excess capital generation as limited capital is required for our fee income business.

The following chart shows our various sources of non-interest income from 2020 to 2024:

Non-interest Income[1]

3%
8%
28%
20%
26%
16%
2%
8%
27%
22%
26%
15%
3%
7%
25%
23%
28%
14%
2%
6%
27%
22%
28%
15%
2%
6%
27%
22%
28%
16%
2020
2021
2022
2023
2024
Asset Management
Foreign Exchange Revenue
Custody and Other Administration Services
Banking
Trust
Other Non-Interest Income

2024 Non-Interest Income: $230.0 million / 39.7% Fee Income Ratio

_____________
(1) Foreign exchange revenue represents income generated from client-driven transactions in the normal course of business. We do not engage in proprietary trading.

Growth Opportunities

We expect that, all else being equal, a rising interest rate environment would generally increase our net interest income before provision for credit losses because an increase in our cost of deposits would lag an increase in yield of our cash, securities and loans. In addition, a significant portion of our deposits are non-interest bearing (21% as at December 31, 2024), and as a result, only a portion of our funding is sensitive to rising rates. Our non-interest bearing deposit balances have historically exhibited low correlation with market interest rates, a behavior that we attribute in part to a sizable client base that utilizes our bank for custody and clearing services as well as cash management purposes. Potential changes to our net interest income in hypothetical rising and declining rate scenarios, measured over a 12-month period, are presented in the chart below (these projections assume parallel shifts of the yield curves occurring immediately and no changes in other potential variables):

At December 31, 2024, a negative 100 basis points interest rate shock reflects a reduction in projected 12-month net interest income of 4.1% compared to the flat rate scenario. The loss of income is driven by lower treasury, loan and investment yields, which more than offset reduced rates paid on deposits. Refer to discussion under "- Risk Management".

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

Our relationship-driven business model and international corporate clientele have allowed us to develop a stable core deposit base with historically low funding costs. We believe our customers’ deposit activity has historically been relatively inelastic to deposit pricing given the nature of corporate activity and competition in retail deposit taking in our segments. We did, however, see some pricing pressure come through in 2024 and 2023 as expectations of market interest rates remaining higher for longer emerged and clients began activating deposits and seeking higher yielding products. As at December 31, 2024, we had $12.7 billion in deposits at a cost of 1.83% for the year then ended, of which 21% were non-interest bearing demand deposits, 44% were interest bearing demand deposits with a weighted-average cost of 0.9%, and 35% were term deposits with a weighted-average cost of 3.7% and an average contractual or remaining maturity of 72 days. We believe the current market conditions in Bermuda, the Cayman Islands, and the Channel Islands will allow us to continue to benefit from higher market interest rates despite a higher cost of funding.
Consolidated Results of Operations and Discussion for Fiscal Years Ended December 31, 2024, 2023 and 2022
Net Revenue
2024 vs. 2023
Total net revenue before provision for credit losses and other gains and losses for 2024 was $581.2 million, up $1.9 million, or 0.3%, from 2023. Net interest income before provision for credit losses decreased from $367.0 million in 2023 to $351.2 million in 2024, a decrease of $15.8 million, or 4.3%, which was primarily due to increasing deposit costs outpacing yields on interest earning assets. Loan interest income decreased by $13.2 million to $304.1 million on decreasing average volumes of $300.8 million, despite yields increasing by 11 basis points. The volume decrease was driven primarily by maturities and prepayments in excess of originations across the residential mortgage portfolios. Investment interest income increased by $8.4 million to $124.5 million, whilst the average volume of investments decreased by $261.8 million, yields on investments increased by 26 basis points. Interest income from cash and cash equivalents, securities purchased under agreements to resell and short-term investments increased by $44.9 million, or 40.1%, while the average volume increased by $375.0 million as a result of increased deposit funding in Bermuda and the Channel Islands. The total cost of deposits increased by $56.5 million or 33.1%, reflecting a 43 basis points increase to 183 basis points, driven by the higher interest rate environment. In addition, non-interest income was up by $17.7 million, or 8.3%, principally attributable to higher trust income, higher asset management services fees, higher banking fees and foreign exchange revenue.
2023 vs. 2022
Total net revenue before provision for credit losses and other gains and losses for 2023 was $579.3 million, up $29.1 million, or 5.3%, from 2022. Net interest income before provision for credit losses increased from $343.6 million in 2022 to $367.0 million in 2023, an increase of $23.4 million, or 6.8%, which was primarily due to increases in yields on loans and treasury assets being higher than the cost of funding. Loan interest income increased by $68.0 million to $317.4 million as yields increased by 156 basis points. The average volume of loans outstanding decreased by $179.8 million. The decrease was driven by scheduled paydowns in the portfolio as well as prepayments in the Cayman and Channel Islands and UK residential mortgage portfolios. Investment interest income increased by $0.3 million to $116.1 million, the average volume of investments decreased by $528.1 million, and yields on investments increased by 19 basis points. Interest income from cash and cash equivalents, securities purchased under agreements to resell and short-term investments increased by $78.9 million, or 237.8%, while the average volume decreased by $483.9 million as a result of reduced depositor funding. The total cost of deposits increased by $125.3 million or 277.4%, reflecting a 106 basis points increase to 140 basis points, driven by higher market interest rates. In addition, non-interest income was up by $5.7 million, or 2.8%, principally attributable to the onboarding of customers in our trust business from the Credit Suisse global trust acquisition and higher asset management fees due to an increase in net asset values offset by lower foreign exchange revenue driven by volume.
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
The following table presents the components of net interest income for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31
	2024			2023			2022
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents, securities purchased under agreements to resell, and short-term investments	3,405.2	157.1	4.60%	2,648.7	112.1	4.23%	3,132.6	33.2	1.06%
Investment in securities	5,268.3	124.5	2.36%	5,530.1	116.1	2.10%	6,058.1	115.8	1.91%
Loans	4,612.9	304.1	6.57%	4,913.7	317.4	6.46%	5,093.5	249.4	4.90%
Interest earning assets	13,286.4	585.7	4.40%	13,092.5	545.6	4.17%	14,284.3	398.4	2.79%
Other assets	423.5		—	409.1		—	370.3		—
Total assets	13,709.9	585.7	4.26%	13,501.5	545.6	4.04%	14,654.6	398.4	2.72%
Liabilities
Deposits	9,785.9	(227.0)	(2.31)%	9,410.9	(170.5)	(1.81)%	10,269.1	(45.2)	(0.44)%
Securities sold under agreements to repurchase	46.8	(2.0)	(4.32)%	1.4	(0.1)	(5.59)%	0.6	—	(3.95)%
Long-term debt	98.6	(5.5)	(5.55)%	129.2	(8.1)	(6.26)%	172.1	(9.6)	(5.58)%
Interest bearing liabilities	9,931.3	(234.5)	(2.35)%	9,541.4	(178.7)	(1.87)%	10,441.8	(54.8)	(0.52)%
Non-interest bearing current accounts	2,577.9			2,803.6			3,033.3
Other liabilities	247.2			248.2			284.3
Total liabilities	12,756.4	(234.5)	(1.83)%	12,593.2	(178.7)	(1.42)%	13,759.3	(54.8)	(0.40)%
Shareholders' equity	953.5			908.3			895.3
Total liabilities and shareholders' equity	13,709.9			13,501.5			14,654.6
Non-interest bearing funds net of non-interest earning assets (free balance)	3,355.1			3,551.1			3,842.5
Net interest margin		351.2	2.64%		367.0	2.80%		343.6	2.41%
2024 vs. 2023
Net interest income before provision for credit losses of $351.2 million in 2024 represented a decrease of $15.8 million (or 4.3%) compared to 2023. Net interest income is generated by our main segments of Bermuda, Cayman, and the Channel Islands and the UK. Interest income increased by $40.1 million in 2024, which was driven by increases in average volumes of treasury assets as a result of increased deposit funding.
Loan interest income decreased in 2024 by $13.2 million as average loan volumes decreased driven by maturities and prepayments in excess of originations across the residential mortgage portfolios. The volume-driven decline in income was partially offset by an increase in yields.
Investment interest income increased by $8.4 million, primarily driven by the increase in market rates. The overall duration of the portfolio at year-end was 5.3 years, which remains flat from 2023.
Interest bearing liability costs increased to 235 basis points, which resulted in an increase in interest expense of $55.8 million, attributable to the higher market interest rate environment.
Average free balances for 2024 were $3.4 billion (2023: $3.6 billion), including non-interest bearing current accounts of $2.6 billion (2023: $2.8 billion), shareholders' equity of $953.5 million (2023: $908.3 million), net of other assets and other liabilities totaling $176.3 million (2023: $160.8 million). See "-Risk Management" below for more information on how interest rate risk is managed.
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
Provision for Credit Losses
2024 vs. 2023
Our net provision for credit losses in 2024 is $1.7 million, a 62.7% decrease compared to $4.5 million in 2023 due to the recognition in 2023 of increased specific provisions, net write-offs and cost associated with the recovery of collateral and not repeated in 2024.
2023 vs. 2022
Our net provision for credit losses in 2023 was $4.5 million, an 85.8% increase compared to $2.4 million in 2022. The movement was driven by increased specific provisions, net write-offs and cost associated with the recovery of collateral.
Other Gains (Losses)
The following table represents the components of other gains (losses) for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31			Dollar Change		Percent Change
(in millions of $)	2024	2023	2022	2023 to 2024	2022 to 2023	2023 to 2024	2022 to 2023
Net gains (losses) on other real estate owned	0.1	—	0.4	0.1	(0.4)	100.0%	(100.0)%
Net other gains (losses)	0.3	3.8	1.1	(3.5)	2.7	(92.1)%	245.5%
Total other gains (losses)	0.4	3.8	1.5	(3.4)	2.3	(89.5)%	153.3%
Net Gains (Losses) on Other Real Estate Owned
The balance in 2024 reflects gains on the disposal of foreclosed property in the Bermuda segment. The balance in 2022 reflects gains to the disposal of foreclosed property in the Channel Islands and UK segment.
Net Other Gains (Losses)
Net other gains in 2024 reflect gains from a legal settlement and the revaluation of a private equity investment, which was partially offset by the impairment of a leased asset, all in the Channel Islands. Net other gains in 2023 relate to the liquidation settlement received from an investment that was previously written-off and which management considers to be non-core. Net other gains in 2022 mainly relate to the reversal of a defined benefit settlement accounting adjustment in the Channel Islands and UK segment recorded in the previous year.
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
Total non-interest income increased by $17.7 million from $212.3 million in 2023 to $230.0 million in 2024. Non-interest income as a percentage of total net revenue increased to 39.7% in 2024, from 36.9% in 2023.
Total non-interest income increased by $5.7 million from $206.6 million in 2022 to $212.3 million in 2023. Non-interest income as a percentage of total net revenue remains relatively flat at 36.9% in 2023 compared to 37.7% in 2022.

The following table presents the components of non-interest income for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2024	2023	2022	2023 to 2024	2022 to 2023	2023 to 2024	2022 to 2023
Asset management	36.3	32.5	29.7	3.8	2.8	11.7%	9.4%
Banking	63.7	58.8	57.1	4.9	1.7	8.3%	3.0%
Foreign exchange revenue	51.2	46.1	47.8	5.1	(1.7)	11.1%	(3.6)%
Trust	61.3	57.8	52.3	3.5	5.5	6.1%	10.5%
Custody and other administration services	13.8	13.3	13.6	0.5	(0.3)	3.8%	(2.2)%
Other non-interest income	3.6	3.8	6.0	(0.2)	(2.2)	(5.3)%	(36.7)%
Total non-interest income	230.0	212.3	206.6	17.7	5.7	8.3%	2.8%
Asset Management
Asset management revenues are generally based on the market value of assets managed and the volume of transactions and fees for other services rendered. We provide asset management services from our offices in Bermuda, the Cayman Islands, and the Channel Islands. Revenues from asset management were $36.3 million in 2024, compared to $32.5 million in 2023, and $29.7 million in 2022.
The table that follows shows the changes in the year-end values of clients' assets under management, sub-divided between those managed for clients on a discretionary basis and client funds invested in mutual funds that Butterfield manages ("Butterfield Funds"):

	Year ended December 31			Dollar Change
(in millions of $)	2024	2023	2022	2023 to 2024	2022 to 2023
Butterfield Funds	2,416	1,971	1,753	445	218
Other assets under management	3,632	3,559	3,296	73	263
Total assets under management	6,048	5,530	5,049	518	481
Asset management fees are generated primarily from management fees earned from Butterfield Funds and discretionary portfolios, as well as custody and brokerage fees.
2024 vs. 2023
AUM increased by $0.5 billion to $6.0 billion as at December 31, 2024, compared to $5.5 billion as at December 31, 2023, driven by increased market values of assets managed. As a result, asset management fees earned increased by $3.8 million to $36.3 million compared to 2023.
2023 vs. 2022
AUM increased by $0.5 billion to $5.5 billion as at December 31, 2023, compared to $5.0 billion as at December 31, 2022, driven by increased market values of assets managed. As a result, asset management fees earned increased by $2.8 million to $32.5 million compared to 2022.
Banking
We provide a full range of community, commercial, and private banking services in select jurisdictions. Banking services are offered to individuals and small to medium-sized businesses through branch locations, internet banking, automated teller machines, debit and credit cards, and mobile banking in Bermuda and the Cayman Islands, while private banking services are offered in Bermuda, the Cayman Islands, and the Channel Islands. In 2023, we began offering credit cards to residents in Guernsey and Jersey. Banking revenues reflect loan, transaction processing, and other fees earned in these jurisdictions.
Banking fee revenues increased by 8.3% in 2024 to $63.7 million, compared to $58.8 million in 2023, primarily due to increased card services and wire fees and volume incentives.
Banking fee revenues increased by 3.0% in 2023 to $58.8 million, compared to $57.1 million in 2022, primarily due to increased volumes and early loan repayment fees.
Foreign Exchange
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and Cayman, accounting for 80% of our foreign exchange revenue (2023: 84%; 2022: 81%). We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $51.2 million in 2024, compared to $46.1 million in 2023 and $47.8 million in 2022. The $5.1 million increase from 2023 to 2024 and the decrease in 2023 of $1.7 million from 2022 were volume-driven.
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
In 2024, trust revenues represented 26.7% of our non-interest income, down from 27.2% in 2023. In 2024, trust revenues totaled $61.3 million, $3.5 million higher than 2023. This was mainly driven by the full year impact of client relationships acquired from Credit Suisse customers in 2023.
In 2023, trust revenues represented 27.2% of our non-interest income, up from 25.3% in 2022. In 2023, trust revenues totaled $57.8 million, $5.5 million higher than 2022. This was driven by the onboarding of client relationships acquired from Credit Suisse customers in 2023.

Trust AUA remained relatively stable at $131.3 billion at the end of 2024 compared to $132.4 billion at the end of 2023.
Custody and Other Administration Services
Custody fees are generally based on market values of assets in custody, the volume of transactions and flat fees for other services rendered. We provide custody services from our offices in Bermuda, Guernsey, and Jersey. In 2024, revenues were $13.8 million, an increase of $0.5 million from 2023 driven primarily by higher average GBP/USD exchange rates impacting the Channel Islands revenue recognized. From 2022 to 2023, revenues decreased by $0.3 million driven by the loss of one client and transfer out of related assets in Guernsey.
Total AUA for the custody and other administration services business were $30.5 billion on December 31, 2024, an increase from $30.3 billion as at December 31, 2023 and $32.2 billion as at December 31, 2022.
Other Non-Interest Income
The components of our other non-interest income for the years ended December 31, 2024, 2023 and 2022 are set forth in the following table:

	Year ended December 31			Dollar Change		Percent Change
(in millions of $)	2024	2023	2022	2023 to 2024	2022 to 2023	2023 to 2024	2022 to 2023
Net share of earnings from equity method investments	(0.3)	(0.2)	—	(0.2)	(0.2)	100.0%	(100.0)%
Rental income	1.6	1.9	1.8	(0.3)	0.1	(15.8)%	5.6%
Other	2.4	2.1	4.1	0.3	(2.0)	14.3%	(48.8)%
Total other non-interest income	3.6	3.8	5.9	(0.2)	(2.1)	(5.3)%	(35.6)%
In 2024, we recorded a loss in our net share of earnings from equity method investments of $0.3 million due to a lower equity pick-up.
Rental income decreased to $1.6 million in 2024 due to the expiry of a sub-lease agreement in Guernsey. In 2023, rental income remained relatively flat from 2022.
The 'Other' category of other non-interest income increased by $0.3 million in 2024 due to the increase in income from premise maintenance fees on rental properties as compared to 2023.
Non-Interest Expenses
Expense management continued to be a key focus in 2024 with management targeting a 60% efficiency ratio through the cycle. Total non-interest expenses in 2024 were $359.1 million compared to $352.3 million in 2023 and $331.6 million in 2022. These figures include non-core expenses in 2024, 2023 and 2022 of $2.6 million, $10.0 million and $1.7 million, respectively.
After adjusting for these non-core items, 2024 core expenses increased by $14.1 million or 4.1% with a corresponding increase in the core efficiency ratio to 60.0% from 58.1% in 2023. The increase in core efficiency ratio is driven by the increase in non-interest expenses outpacing the increase in revenues. From 2022 to 2023, core non-interest expenses increased by $12.4 million with a corresponding decrease in the core efficiency ratio to 58.1% from 58.9% in 2022.
In 2024, salaries and other employee benefits accounted for 48.5% of non-interest expenses, with technology and communications and property making up 27.9% combined.

The following table presents the components of non-interest expenses for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31			Dollar Change		Percent Change
(in millions of $)	2024	2023	2022	2023 to 2024	2022 to 2023	2023 to 2024	2022 to 2023
Salaries and other employee benefits	174.0	177.9	166.2	(3.9)	11.8	(2.2)%	7.1%
Technology and communications	66.1	62.0	56.7	4.1	5.2	6.6%	9.2%
Professional and outside services	22.7	21.1	19.6	1.6	1.4	7.8%	7.2%
Property	34.1	31.4	31.4	2.7	(0.1)	8.6%	(0.2)%
Indirect taxes	22.7	21.5	22.0	1.2	(0.5)	5.7%	(2.4)%
Non-service employee benefits expense	3.9	5.6	3.8	(1.7)	1.8	(29.7)%	48.1%
Marketing	6.5	6.5	6.4	0.1	0.1	1.1%	1.6%
Amortization of intangible assets	8.0	5.7	5.7	2.3	—	39.8%	0.8%
Other non-interest expenses	21.1	20.8	19.8	0.3	1.0	1.6%	4.9%
Total non-interest expenses	359.1	352.3	331.6	6.7	20.7	1.9%	6.2%
Non-core items (Non-GAAP)	(2.6)	(10.0)	(1.7)	7.4	(8.3)	(74.0)%	488.2%
Core non-interest expenses (Non-GAAP)	356.5	342.3	329.9	14.1	12.4	4.1%	3.8%
For a full reconciliation of GAAP net income to core net income, please see Item 5.A. "Operating Results — Reconciliation of Non-GAAP Financial Measures".
Salaries and Other Employee Benefits
Total salaries and other employee benefits costs were $174.0 million in 2024, a decrease of $3.9 million compared to 2023. Included in 2024 were $1.5 million of non-core expenses, primarily in relation to the departure of a senior executive. Included in 2023 were $7.6 million of non-core expenses in relation to the group-wide restructuring that resulted in the recognition of redundancy expenses. Included in 2022 were $1.0 million of non-core expenses in relation to the departure of a senior executive.
Core salaries, which exclude these amounts, and other employee benefits costs were $172.5 million in 2024, up $2.2 million compared to $170.3 million in 2023 primarily due to higher staff incentive accruals. From 2022 to 2023, core salaries increased by $5.2 million primarily due to the onboarding of staff related to the asset acquisition from Credit Suisse.
Headcount on a full-time equivalency basis at the end of 2024 was 1,306, compared to 1,334 in 2023 and 1,341 in 2022. The decrease in 2024 from 2023 was mainly due to the impact of the implementation of the group-wide restructuring as previously announced in 2023 which was expected to reduce the Bank's global workforce by 9% in several phases. The restructuring was partially offset by the continued onboarding of staff related to the asset acquisition from Credit Suisse as well as the expansion of our Halifax Service Center. For more information see "Item 6.D Employees".
Technology and Communications
Technology and communication costs reflect expenses relating to the support for our IT infrastructure and increased by $4.1 million from 2023 to 2024 due to increased software maintenance costs. From 2022 to 2023, expenses increased by $5.2 million as the core banking system upgrade came into operation in Bermuda and Cayman.
Professional and Outside Services
Professional and outside services primarily include consulting, legal, audit and other professional services. Professional and outside services costs were $22.7 million in 2024, an increase compared to $21.1 million in 2023 due to increased project work, which included the conversion of the Jersey banking business to a branch of the Guernsey bank. From 2022 to 2023, professional and outside services costs were higher primarily due to costs associated with the acquisition of trust client relationships from Credit Suisse.
Property
Property costs, which reflect occupancy expenses, building maintenance, and depreciation of property, plant and equipment, increased by $2.7 million from 2023 to 2024 and decreased by $0.1 million from 2022 to 2023. The increase from 2023 to 2024 was driven by increased depreciation on Head Office renovations.
Indirect Taxes
These taxes reflect taxes levied in the jurisdictions in which we operate, including employee-related payroll taxes, customs duties, and business licenses. In 2024, the expense was $22.7 million, an increase of $1.2 million when compared with 2023 driven by increased tax rates and fees. From 2022 to 2023, expenses decreased by $0.5 million, driven by decreased payroll taxes associated with the group-wide restructuring that resulted in the recognition of redundancy expenses. Of the $22.7 million in indirect taxes, $17.2 million was paid to the Bermuda government agencies for payroll tax, business licenses, deposit insurance, land taxes, and financial services tax and $5.5 million was paid to other governments for business licenses, insurance tax, land taxes and work permit fees.
Marketing
Marketing expenses reflect costs incurred in advertising and promoting our products and services. Marketing expenses totaled $6.5 million in 2024, which remained relatively flat compared to 2023. From 2022 to 2023, marketing expenses increased due to increased sponsored event costs during the year.
Amortization of Intangible Assets
Intangible assets relate to client relationships acquired from business acquisitions and are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. The estimated lives of these acquired intangible assets are re-evaluated annually and tested for impairment. The amortization expense associated with intangible assets was $8.0 million in 2024 compared to $5.7 million in 2023 and $5.7 million in 2022. Amortization increased by $2.3 million from 2023 to 2024 as a result of the Credit Suisse asset acquisition in 2023. Amortization remained flat from 2022 to 2023.

Other Non-Interest Expenses

	For the year ended December 31			Dollar Change		Percent Change
(in millions of $)	2024	2023	2022	2023 to 2024	2022 to 2023	2023 to 2024	2022 to 2023
Stationery & supplies	1.2	1.2	1.0	—	0.1	(1.7)%	12.0%
Custodian & handling	3.3	3.0	3.4	0.4	(0.4)	11.7%	(10.7)%
Charitable donations	1.3	1.2	1.1	0.1	0.1	5.7%	12.6%
Professional lines insurance	3.2	3.7	4.2	(0.5)	(0.5)	(13.6)%	(11.0)%
Other expenses	12.1	11.6	10.1	0.4	1.5	3.8%	14.9%
Total other non-interest expenses	21.1	20.8	19.8	0.3	1.0	1.6%	4.9%
Other non-interest expenses of $21.1 million in 2024 were relatively flat compared to 2023 and higher compared to 2022 due to higher operational losses and write-offs.
Income Taxes
Each jurisdiction in which we operate is subject to different corporate income tax laws. See Item 3.D. "Risk Factors - Regulatory and Tax-Related Risks" and Item 10.E Taxation. We are incorporated in Bermuda as a local company and, pursuant to Bermuda law, not obligated to pay any direct corporate taxes in Bermuda on either income or capital gains. Our subsidiaries in the Cayman Islands and The Bahamas are not subject to any taxes on either income or capital gains under current laws applicable in the respective jurisdictions. In general, entities in Bermuda and the Cayman Islands are not subject to corporate income taxes but are required to pay higher rates of indirect taxes (included above) such as license fees and, in Bermuda, payroll taxes and import duties.
Our subsidiaries in the UK, Guernsey, Switzerland, Canada, Singapore, Mauritius and Jersey are subject to the tax laws of those jurisdictions. See "Note 25 Income taxes" in the Audited Consolidated Financial Statements for a reconciliation between the effective income tax rate and the statutory income tax rate.
In 2024, income tax expense netted to an expense of $4.5 million compared to $0.8 million in 2023. The increase of $3.8 million in 2024 was driven by higher net income in the Channel Islands and the initial recognition of a deferred tax asset in Singapore in 2023. The decrease of $2.9 million in 2023 was driven by the recognition of deferred tax assets in Singapore and decreased profitability in our Channel Islands and UK segment.
Consolidated Balance Sheet and Discussion
The following table shows the balance sheet as reported as at December 31, 2024 and 2023:

	As at December 31
(in millions of $)	2024	2023	Dollar Change	Percent Change
Assets
Cash and cash equivalents	1,998	1,647	351	21.3%
Securities purchased under agreements to resell	1,205	187	1,018	544.4%
Short-term investments	580	1,038	(458)	(44.1)%
Investment in securities	5,513	5,292	221	4.2%
Loans, net of allowance for credit losses	4,474	4,746	(272)	(5.7)%
Premises, equipment and computer software	154	154	—	—%
Goodwill and intangibles	90	99	(9)	(9.1)%
Other assets	218	211	7	3.3%
Total assets	14,231	13,374	857	6.4%

Liabilities
Total deposits	12,746	11,987	759	6.3%
Securities sold under agreements to repurchase	93	—	93	100.0%
Total other liabilities	273	285	(12)	(4.2)%
Long-term debt	99	98	1	1.0%
Total liabilities	13,211	12,370	841	6.8%

Common shareholders' equity	1,021	1,004	17	1.7%
Total shareholders' equity	1,021	1,004	17	1.7%
Total liabilities and shareholders' equity	14,231	13,374	857	6.4%

	As at December 31
	2024	2023
Capital Ratios
Risk-weighted assets	4,539	4,541
Tangible common equity (TCE)	931	905
Tangible assets (TA)	14,142	13,275
TCE/TA	6.6%	6.8%
Common Equity Tier 1	23.5%	23.0%
Total Tier 1	23.5%	23.0%
Total Capital	25.8%	25.4%
Leverage ratio	7.3%	7.6%
We maintain a liquid balance sheet and our regulatory capital held exceeds minimum capital requirements. As at December 31, 2024, total cash and cash equivalents, short-term investments and investment in securities (including assets pledged that secured parties are permitted to sell or repledge) represented $9.3 billion, or 65.3% of total assets, up from 61.0% at the end of 2023. Shareholders' equity at December 31, 2024 was $1.0 billion, relatively flat compared to $1.0 billion at the end of 2023 primarily as a result of organic growth through net income net of dividends paid out during the year, amortization of net gains (losses) on the HTM investment portfolio to net income, employee benefit plan adjustments and partially offset by common share repurchases and retirements throughout the years.
Total assets increased by $0.9 billion to $14.2 billion from 2023 to 2024, primarily due to an increase in depositor funding which is reflected in the increase in cash and cash equivalents and investment in securities balances.
As at December 31, 2024, our capital ratios exceeded of regulatory requirements. The Bank's regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA.
The TCE/TA ratio at the end of 2024 was 6.6% (2023: 6.8%), while the CET1 and total Tier 1 capital ratios at the end of 2024 each were 23.5% (2023: 23.0%), respectively. These ratios continue to remain in excess of regulatory minimums at December 31, 2024.
Cash and Cash Equivalents, Securities Purchased Under Agreements to Resell and Short-Term Investments
We only place deposits with highly-rated institutions and ensure that there is appropriate geographic and sector diversification in our exposures. Limits are set for aggregate geographic exposures and for every counterparty for which we place deposits. Those limits are monitored and reviewed by our Credit Risk Management division and approved by the Financial Institutions Committee. We define cash and cash equivalents to include cash on hand, cash items in the process of collection, amounts due from correspondent banks and liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value. Such investments are those with less than three months maturity from the date of acquisition and include unrestricted term deposits, certificates of deposit and treasury bills. Investments of a similar nature that are either restricted or have a contractual maturity of more than three months but one year or less are classified as short-term investments. Securities purchased under agreements to resell are treated as collateralized lending transactions, and are referred to as repurchase agreements. We utilize repurchase agreements to manage liquidity. The risks of these transactions include changes in the fair value in the securities posted or received as collateral and other credit-related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.
As at December 31, 2024, cash and cash equivalents, securities purchased under agreements to resell and short-term investments were $3.8 billion, compared to $2.9 billion as at December 31, 2023. The increase from 2023 to 2024 was primarily due to the increase in depositor funding.
See "Note 3: Cash and cash equivalents", "Note 4: Short-term investments" and "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at and for the year ended December 31, 2024 for additional tables and information.
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
Consistent with industry and rating agency designations, we define investment grade as "BBB" or higher. As at December 31, 2024, 100% (2023: 100%) of our total investments were investment grade. Of these securities, 100% (2023: 100%) are rated "A" or higher.
The following table presents the carrying value of investment securities by balance sheet category as at December 31, 2024 and 2023:

	As at December 31
(in millions of $)	2024	2023	Dollar Change	Percent Change
Available-for-sale	2,272	1,831	441	24.1%
Held-to-maturity	3,240	3,461	(221)	(6.4)%
Total Investment in Securities	5,512	5,292	220	4.2%
The investments were placed almost exclusively in US government and federal agency securities totaling $4.8 billion, based upon carrying value, or 98.0% of the total investment portfolio, as at December 31, 2024. Total net unrealized losses in the investment portfolio were $732.5 million, compared to net unrealized losses of $648.3 million at the end of 2023. The increase in net unrealized losses for the year was as a result of increasing long-term US dollar interest rates offset by paydowns in the portfolio. The 10-year treasury rate as of December 31, 2024 increased to 4.57% compared to 3.88% as of December 31, 2023.

AFS securities totaled $2.3 billion at the end of 2024, compared to $1.8 billion at the end of 2023. As at December 31, 2024, 95.2% or $2.2 billion (2023: 85.4%, or $1.6 billion) of AFS securities consisted of holdings of securities issued by the US government and federal agencies. As at December 31, 2024, the remaining 4.8%, or $108.9 million of AFS securities (2023: 14.6% or $267.3 million) was comprised primarily of debt securities issued by non-US governments of 4.1%, or $93.5 million (2023: 13.7%, or $250.2 million) and residential mortgage-backed securities of 0.7%, or $15.4 million (2023: 0.9%, or $17.1 million).
HTM investments were $3.2 billion as at December 31, 2024 (2023: $3.5 billion) and consisted entirely of mortgage-backed securities issued by US federal agencies that management does not intend to sell before contractual maturity.
The overall increase in the investment portfolio during the year was attributable to the redeployment of treasury assets into the portfolio to manage interest rate sensitivity with the expectation of market interest rate decreases and offset by an increase in net unrealized losses. The proceeds from maturities were reinvested back into the portfolio.
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
While management sold AFS securities during 2023 and 2022, these securities were sold for a net loss of a minimal amount. The sales in 2023 and 2022 involved asset-backed securities-student loans. Management does not have the intention or does not foresee a more likely than not scenario where the Bank will be required to sell any further securities which are in an unrealized loss position, and accordingly, management has concluded that these sales are not credit loss indicators for any remaining securities in a loss position as at December 31, 2024.
See "Note 5: Investment in securities" to our audited consolidated financial statements as at December 31, 2024 for additional tables and information.
Loans
The loan portfolio decreased from $4.7 billion at the end of 2023 to $4.5 billion as at December 31, 2024. The decrease was driven primarily by maturities and prepayments in excess of originations across the residential mortgage portfolios.
The loan portfolio represented 31.4% of total assets as at December 31, 2024 (December 31, 2023: 35.5%), while loans as a percentage of total deposits was 35.1% (December 31, 2023: 39.6%). The decrease in both ratios was attributable principally to a decrease in loan balances and increase in total deposits at December 31, 2024.
Allowance for credit losses as at December 31, 2024 totaled $25.7 million, remained flat from $25.8 million in the prior year.
Gross non-accrual loans totaled $76.7 million as at December 31, 2024, $15.6 million higher than $61.0 million as at December 31, 2023, and represented 1.7% of the total loan portfolio as at December 31, 2024, compared to 1.3% as at December 31, 2023. The increase in non-accrual loans was driven by a commercial facility secured by real estate in Bermuda and residential mortgages in the Channel Islands and UK segment.
In December 31, 2024, our OREO decreased by $0.5 million compared to December 31, 2023 driven primarily by the sale of a residential property in Bermuda.
Government
Loans to governments were $266.3 million, which was $8.6 million lower from 2023, primarily due to the amortization of a long-term facility to the Cayman Islands Government which was partially offset by an increase in borrowings by the States of Jersey.
Commercial
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses.
Commercial real estate loans are offered to real estate investors, developers and builders based primarily in Bermuda and the Cayman Islands. To manage our credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by non-cancellable long-term leases to high quality international businesses. These cash flows are generally sufficient to service the loan. The portfolio increased by $34.3 million to $642.0 million at December 31, 2024 due to loan growth in Cayman.
Commercial loans outstanding (excluding Government) as at December 31, 2024 were $347.5 million, which represented a decrease of $49.5 million from the previous year, driven primarily by the early repayment of a few facilities in Bermuda.
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
As at December 31, 2024, residential mortgages totaled $3.1 billion (or 67.8% of total gross loans), a $249.6 million decrease from December 31, 2023. This decrease was attributed to prepayments and regular amortization exceeding new loan growth in Bermuda, Cayman and the Channel Islands and UK.

Other Loan Portfolios
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards, commercial financing, loans to financial institutions and overdraft facilities to retail, corporate and private banking clients in the jurisdictions in which we operate. As at December 31, 2024, other consumer loans totaled $192.8 million (or 4.3% of total gross loans), a $1.0 million increase from December 31, 2023.
See "Note 6: Loans" and "Note 7: Credit risk concentrations" to our audited consolidated financial statements as at December 31, 2024 for more information on our loan portfolio and contractual obligations and arrangements.
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
The table below shows the year-end and average total deposit balances by jurisdiction for the year ended and as at December 31, 2024 and 2023:

	As at December 31		Dollar change	Average balance		Dollar change
(in millions of $)	2024	2023		2024	2023
Bermuda	4,781	4,473	308	4,565	4,437	128
Cayman	3,971	4,005	(34)	3,929	4,096	(167)
Channel Island and the UK	3,994	3,509	485	3,870	3,682	188
Total deposits	12,746	11,987	759	12,364	12,215	149
Average total deposits increased by $149.0 million to $12.4 billion in 2024. On a year-end basis, total deposits were up by $0.8 billion from $12.0 billion at the end of 2023. The increase in deposit balances was driven by increases in Bermuda and the Channel Islands.
Demand deposits, which include checking accounts (both interest bearing and non-interest bearing), savings and call accounts, totaled $8.3 billion, or 64.9% of total deposits at the end of 2024, compared to $8.3 billion or 68.9%, at the end of 2023. Term deposits increased by $0.8 billion to $4.5 billion compared to the prior year. The cost of funds on deposits increased from 140 basis points in the full year ended 2023 to 183 basis points in 2024 primarily due to higher market interest rates. Average non-interest bearing deposits decreased to $2.6 billion from $2.8 billion in 2023.
Included in total deposits are deposits from banks of $42.9 million at the end of 2024, down from $59.9 million at the end of 2023.
See "Note 10: Deposits" to our audited consolidated financial statements as at December 31, 2024 for additional tables and information.
Borrowings
We have no issuances of CD, CP or senior notes outstanding and have no CD or CP issuance programs. We use funding from the inter-bank market as part of interest rate risk and liquidity management. As at December 31, 2024, deposits from banks totaled $42.9 million, $17.0 million lower than the prior year.
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
As at December 31, 2024, we had a net obligation for employee future benefits in the amount of $83.6 million, down $5.1 million (5.8%) from $88.7 million at the end of 2023. The movement is driven primarily by an increase in discount rates.

See "Note 11: Employee benefit plans" to our audited consolidated financial statements as at December 31, 2024 for additional tables and information.
Long-Term Debt, Interest Payments and Maturities
We had outstanding issuances of long-term debt with a carrying value of $98.7 million as at December 31, 2024 and $98.5 million as at December 31, 2023, all issued in US Dollars. On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and are due on June 15, 2030.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, amongst other, to repay the entire amount of the US $45 million outstanding subordinated notes Series 2005-B which matured on July 2, 2020 and the entire amount of the US $25 million outstanding subordinated notes Series 2008-B which were eligible for redemption. As at December 31, 2024, all of our outstanding long-term debt was eligible for inclusion in our Tier 2 regulatory capital base, limited to 50% of Tier 1 capital.
The following table presents the contractual maturity, interest rates and principal outstanding as at December 31, 2024:

Long-term debt (in millions of $)	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal outstanding
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100.0
Unamortized debt issuance costs					(1.3)
Total					98.7
See "Note 19: Long-term debt" to our audited consolidated financial statements as at December 31, 2024 for additional information.
Securities sold under agreements to repurchase
The Bank also obtains funds from time to time from the sale of securities to institutional investors under repurchase agreements. In a repurchase agreement transaction, we will generally pledge investment securities as collateral in a borrowing transaction, agreeing to repurchase the identical security on a specified later date, generally not more than 90 days, at a price greater than the original sales price. The difference between the sale price and repurchase price is the cost of the use of the proceeds, or interest expense. The investment securities underlying these agreements may be delivered to securities dealers who arrange such transactions as collateral for the repurchase obligation. Repurchase agreements represent a cost competitive funding source and also provide liquidity on agency paper for us. However, we are subject to the risk that the borrower of the securities may default at maturity and not return the collateral. In order to minimize this potential risk when entering into such transactions, we generally deal with large, established investment brokerage firms with whom we have master repurchase agreements. Repurchase transactions are accounted for as collateralized financing arrangements rather than as sales of such securities, and the obligation to repurchase such securities is reflected as a liability in our consolidated financial statements.
As at December 31, 2024, the Bank had one open position (December 31, 2023: nil) in a repurchase agreement with a remaining maturity of less than 30 days involving one non-US government debt security, with the carrying value of the repurchase agreement being $92.6 million (December 31, 2023: nil).
See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2024 for additional information.
Other Liabilities
Other liabilities include operating lease liabilities, derivative liabilities, current employee salaries and benefits payable and related payroll tax, as well as sundry liabilities. Other liabilities decreased by $6.7 million to $189.8 million as at December 31, 2024. The decrease was a result of lower accrued interest on fixed rate deposits offset and lower sundry liabilities.
Leases
In the normal course of operation, the Bank enters into leasing agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The Bank recognizes right-of-use assets and lease liabilities for operating leases. Lease liabilities are measured as the present value of future lease payments, including term renewals that are reasonably certain to occur, discounted using the Bank’s incremental borrowing rate. The Bank determines its incremental borrowing rate using various market inputs as well as the rate on its past debt issuances.
The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2038. Certain lease payments will be adjusted during the related leases’ terms based on movements in the relevant consumer price index.
See "Note 13: Leases" to our audited consolidated financial statements as at December 31, 2024 for additional information.
Shareholders' Equity
Shareholders' equity increased by $17.2 million during the year ended December 31, 2024 to $1.0 billion.
Increases totaling $252.7 million included:
•$216.3 million of net income for the year;
•$21.0 million for share-based compensation and settlements;
•$8.1 million from net change in unrealized gains (losses) on HTM investments;
•$6.7 million from adjustments to employee benefit plans; and
•$0.6 million from net change in unrealized gains (losses) on AFS investments.
The increases were offset by the following decreases of $235.6 million:
•$79.6 million of common share dividends;
•$155.3 million from net increases in treasury shares from share repurchases; and

•$0.7 million from net change in unrealized gains (losses) on translation of net investment in foreign operations

Segment Overview
The Bank is managed by the Chairman & CEO, its CODM, on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with GAAP. Each reportable segment has a managing director who reports to the Chairman & CEO. The Chairman & CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.
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
Bermuda (Including Head Office)
For more than 150 years, Bermuda has served as home to our headquarters and remains our largest jurisdiction in terms of number of employees and business volume. The following table provides certain financial information for our Bermuda segment for the years ended December 31, 2024, 2023 and 2022.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2024	2023	2022	2023 to 2024	2022 to 2023	2023 to 2024	2022 to 2023
Net interest income	169.9	180.6	161.9	(10.7)	18.7	(5.9)%	11.6%
Provision for credit recoveries (losses)	(1.8)	(4.8)	(1.2)	3.0	(3.6)	(62.5)%	300.0%
Non-interest income	93.7	89.9	87.9	3.8	2.0	4.2%	2.3%
Net revenue before other gains (losses)	261.8	265.7	248.6	(3.9)	17.1	(1.5)%	6.9%
Operating expenses	(198.6)	(198.9)	(188.7)	0.3	(10.2)	(0.2)%	5.4%
Net income before other gains (losses)	63.2	66.8	59.9	(3.6)	6.9	(5.4)%	11.5%
Total other gains (losses)	0.1	4.0	—	(3.9)	4.0	(97.5)%	100.0%
Net income	63.3	70.8	59.9	(7.5)	10.9	(10.6)%	18.2%

Summary Balance Sheet	As at December 31
(in millions of $)	2024	2023	Dollar change	Percent change
Total deposits	4,856	4,605	251	5.5%
Loans, net of allowance for credit losses	1,594	1,733	(139)	(8.0)%
Total assets	5,438	5,181	257	5.0%
Assets under administration
Custody and other administration services	14,841	14,131	710	5.0%
Trust	55,769	55,909	(140)	(0.3)%
Assets under management
Butterfield Funds	1,871	1,616	255	15.8%
Other assets under management	2,193	2,159	34	1.6%
Total assets under management	4,063	3,775	288	7.6%
Number of employees	356	387	(31)	(8.0)%

2024 vs. 2023
    Net income before other gains and losses was $63.2 million for the year ended December 31, 2024, a decrease of $3.6 million from $66.8 million in the prior year. This decrease was due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
•Net interest income before provision for credit losses was $169.9 million in 2024, a decrease of $10.7 million as compared to 2023, primarily due to increasing deposit costs outpacing yields on interest earning assets and reduced loan volumes.
•The provision for credit losses decreased by $3.0 million to $1.8 million in 2024 due to the recognition in 2023 of increased specific provisions, net write-offs and cost associated with the recovery of collateral.
•Non-interest income increased by $3.8 million to $93.7 million in 2024. This was primarily due to higher asset management fees from increases in assets under management and increased banking fees driven by credit card utilization and banking fee volumes.
•Operating expenses decreased by $0.3 million to $198.6 million in 2024 which was mainly driven by lower staff related costs following the group-wide restructuring initiative announced in 2023, offset by increased property depreciation expenses, technology and communications costs and professional fees.
Total other gains (losses) decreased by $3.9 million in 2024 as 2023 mainly represents a gain realized on the liquidation settlement from a legacy investment which did not re-occur in 2024.

Total assets as at December 31, 2024 were $5.4 billion, up $0.3 billion from December 31, 2023. Total deposits were $4.9 billion in December 31, 2024, up from $4.6 billion December 31, 2023 and loan balances at December 31, 2024 were $0.1 billion lower at $1.6 billion due to scheduled paydowns in the portfolio outpacing originations.
Client AUA for the trust and custody businesses as at December 31, 2024 were $55.8 billion and $14.8 billion, respectively, while assets under management were $4.1 billion. This compares with $55.9 billion, $14.1 billion and $3.8 billion, respectively, as at December 31, 2023.
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
We have continued to enhance our client delivery channels and online and mobile banking platform upgrades. With three banking centers in desirable locations and seventeen ATMs strategically located in Grand Cayman, we continue to be a leading provider of financial services locally. The following table provides certain financial information for our Cayman segment for the years ended December 31, 2024, 2023 and 2022.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2024	2023	2022	2023 to 2024	2022 to 2023	2023 to 2024	2022 to 2023
Net interest income	117.4	133.7	115.9	(16.3)	17.8	(12.2)%	15.4%
Provision for credit (losses) recoveries	0.1	0.1	(0.6)	—	0.7	—%	(116.7)%
Non-interest income	71.9	66.9	66.7	5.0	0.2	7.5%	0.3%
Net revenue before other gains (losses)	189.5	200.6	182.0	(11.1)	18.6	(5.5)%	10.2%
Operating expenses	(67.0)	(64.5)	(62.1)	(2.5)	(2.4)	3.9%	3.9%
Net income before other gains (losses)	122.4	136.1	119.9	(13.7)	16.2	(10.1)%	13.5%
Total other gains (losses)	—	—	—	—	—	—%	—%
Net income	122.4	136.1	119.9	(13.7)	16.2	(10.1)%	13.5%

Summary Balance Sheet	As at December 31
(in millions of $)	2024	2023	Dollar change	Percent change
Total deposits	3,971	4,005	(34)	(0.8)%
Loans, net of allowance for credit losses	1,100	1,207	(107)	(8.9)%
Total assets	4,338	4,342	(4)	(0.1)%
Assets under administration
Custody and other administration services	3,602	3,378	224	6.6%
Trust	6,301	6,500	(199)	(3.1)%
Assets under management
Butterfield Funds	497	308	189	61.4%
Other assets under management	670	656	14	2.1%
Total assets under management	1,167	964	203	21.1%
Number of employees	221	235	(14)	(6.0)%
2024 vs. 2023
Net income before other gains and losses for the year ended December 31, 2024 was $122.4 million, a decrease of $13.7 million from $136.1 million in 2023. This decrease was due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
•Net interest income before provision for credit losses was $117.4 million in 2024, a decrease of $16.3 million compared to 2023 primarily due to increasing deposit costs outpacing yields on interest earning assets and reduced loan volumes.
•Provision for credit recoveries of $0.1 million in 2024 was flat when compared to 2023. The credit recovery is mainly due to reduced provisions on sovereign borrowings as the tenor continued to decrease as well as a reduction in loan balances.
•Non-interest income was $71.9 million, an increase of $5.0 million from 2023. This was primarily due to higher asset management fees from increases in assets under management, increased banking fees driven by credit card utilization and banking fee volumes. increases foreign exchange revenue driven by volumes and partially offset by lower trust income.
•Operating expenses increased by $2.5 million from 2023 to $67.0 million in 2024, mainly driven by higher technology and communications costs due to higher software maintenance costs; increases in professional and outsourced services partially offset by lower staff related costs following the group-wide restructuring initiative in 2023.
Total assets as at December 31, 2024 were $4.3 billion, flat when compared with December 31, 2023. Total deposits were $4.0 billion in December 31, 2024, also flat from December 31, 2023. Net loans decreased slightly by $0.1 billion to $1.1 billion at December 31, 2024 due to higher unscheduled prepayments in the residential mortgage portfolio.
Client AUA for the trust and custody businesses were $6.3 billion and $3.6 billion, respectively, while AUM were $1.2 billion at December 31, 2024. This compares with $6.5 billion, $3.4 billion and $1.0 billion, respectively, on December 31, 2023.
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
Channel Islands and the UK
The Channel Islands and UK segment includes the jurisdictions of Guernsey, Jersey (both in the Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to individuals, private clients and trusts, and to financial institutions and funds including deposit services, mortgage lending and credit card services, private and corporate banking, treasury services, wealth management, fiduciary services and local savings deposits. Commencing June 1, 2024 all business formerly carried on in or from within Jersey by Butterfield Bank (Jersey) Limited has been transferred to Butterfield Bank (Guernsey) Limited acting through its Jersey branch (Butterfield Bank

(Guernsey) Limited, Jersey Branch). The UK jurisdiction provides mortgages for high-value residential properties. The following table provides certain financial information for our Channel Islands and the UK segment for the years ended December 31, 2024, 2023 and 2022.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2024	2023	2022	2023 to 2024	2022 to 2023	2023 to 2024	2022 to 2023
Net interest income	63.6	52.5	65.7	11.1	(13.2)	21.1%	(20.1)%
Provision for credit (losses) recoveries	—	0.2	(0.6)	(0.2)	0.8	(100.0)%	(133.3)%
Non-interest income	44.4	39.1	40.5	5.3	(1.4)	13.6%	(3.5)%
Net revenue before other gains (losses)	108.0	91.8	105.6	16.2	(13.8)	17.6%	(13.1)%
Operating expenses	(77.8)	(76.7)	(70.7)	(1.1)	(6.0)	1.4%	8.5%
Net income before other gains (losses)	30.2	15.1	34.9	15.1	(19.8)	100.0%	(56.7)%
Total other gains (losses)	0.3	(0.3)	1.5	0.6	(1.8)	(200.0)%	120.0%
Net income before income taxes	30.5	14.8	36.4	15.7	(21.6)	106.1%	59.3%
Income tax benefit (expense)	(3.3)	(1.3)	(3.2)	(2.0)	1.9	153.8%	59.4%
Net income	27.2	13.5	33.2	13.7	(19.7)	101.5%	(59.3)%

Summary Balance Sheet	As at December 31
(in millions of $)	2024	2023	Dollar change	Percent change
Total deposits	4,027	3,766	261	6.9%
Loans, net of allowance for credit losses	1,796	1,822	(26)	(1.4)%
Total assets	4,527	4,205	322	7.7%
Assets under administration
Custody and other administration services	12,051	12,803	(752)	(5.9)%
Trust	15,914	15,639	275	1.8%
Assets under management
Butterfield Funds	49	47	2	4.3%
Other assets under management	769	744	25	3.4%
Total assets under management	818	792	26	3.3%
Number of employees	334	348	(14)	(4.0)%
2024 vs. 2023
Our Channel Islands and UK segment posted net income before gains and losses of $30.2 million in 2024, an increase of $15.1 million when compared to 2023. This increase was due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
•Net interest income before provision for credit losses reflected an increase of $11.1 million to $63.6 million in 2024, compared to $52.5 million in 2023, primarily due to increasing yields and volume on interest earning assets outpacing the increasing deposit costs.
•Provision for credit losses in 2024 represented a decrease of $0.2 million compared to credit losses in 2023.
•Non-interest income increased by $5.3 million to $44.4 million in 2024 due to higher foreign exchange revenue from higher volumes; increased trust income from the full year impact of the Credit Suisse asset acquisition; and higher banking income driven by increasing fees and volumes; and higher asset management and dealing fees.
•Operating expenses increased by $1.1 million to $77.8 million in 2024, from $76.7 million in 2023, driven by an increase in property costs due to higher depreciation, maintenance and property relocation costs; this was partially offset by lower staff related costs following the group-wide restructuring initiative in 2023.
Total other gains (losses) for 2024 were gains of $0.3 million, compared to losses of $0.3 million in 2023. This was driven by gains from a legal settlement and the revaluation of a private equity investment, which was partially offset by the impairment of a leased asset
Income tax expenses increased by $2.0 million in 2024 as compared to 2023 due to higher taxable income.
Total assets of $4.5 billion as at December 31, 2024, an increase from $4.2 billion as at December 31, 2023 reflecting higher depositor funding levels. Net loans decreased by $26.0 million to $1.8 billion at December 31, 2024 mainly as a result of scheduled repayment.
As at December 31, 2024, client AUA for the trust and custody businesses were $15.9 billion and $12.1 billion, respectively, while AUM were $0.8 billion. This compares with $15.6 billion, $12.8 billion and $0.8 billion, respectively, as at December 31, 2023.
2023 vs. 2022
Our Channel Islands and UK segment posted net income before gains and losses of $13.9 million in 2023, a decrease of $17.7 million when compared to 2022. This decrease was due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:

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
Total other gains (losses) for 2023 were losses of $0.3 million, compared to gains of $1.5 million in 2022. Losses in 2023 pertains to the impairment of a leased asset in Jersey due to the relocation of offices to a more prominent location as part of the expansion of the retail product offering in the Channel Islands.
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
Both the RPCC and Audit Committee are supported in the execution of their respective mandates by the dedicated Audit, Compliance and Risk Policy Committees for our UK, Channel Islands, Cayman Islands and The Bahamas operations, which oversee the sufficiency of local risk management policies and procedures and the effectiveness of the system of internal controls that are in place. These committees are chaired by non-executive directors drawn from the boards of directors for each segment.
The Group executive management team is led by the Chairman & CEO and includes the members of executive management reporting directly to the Chairman & CEO. The executive management team is responsible for setting business strategy and for monitoring, evaluating and managing risks across the Group. It is supported by the following management committees:
The Group Risk and Compliance Committee:    This committee comprises executive and senior management team members and is chaired by the Group Chief Risk Officer. It provides a forum for the strategic assessment of risks assumed across the Group as a whole based on an integrated view of risks including credit, market, liquidity, legal, regulatory and financial crime compliance, fiduciary, operational, cybersecurity, climate, insurance, pension, investment, capital and reputational risks, ensuring that these exposures are consistent with the risk appetites and tolerance thresholds promulgated by the Board and oversees the compliance of regulatory obligations arising under applicable laws, rules and regulations. It is responsible (i) for reviewing, evaluating and recommending the Group's Risk Appetite Framework, the results of the Capital Assessment and Risk Profile and recovery and resolution planning processes (including all associated stress testing performed) and the Group's key risk policies to the Board for approval; (ii) for reviewing and evaluating current and proposed business strategies in the context of our risk appetites; and (iii) for identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans; and (iv) for reviewing the Group’s compliance with external regulations and internal policies. It is supported in its mandate by the CORC, a dedicated sub-committee that is responsible for the evaluation and monitoring of non-financial risks, including compliance, conduct, reputational and operational risks, as well as the Group's policies.
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
The Group Credit Committee:    This committee comprises executive and senior management and is chaired by the Group Chief Risk Officer. The committee is responsible for a broad range of activities relating to the monitoring, evaluation and management of credit risks assumed across the Group at both transaction and portfolio levels.The committee is also responsible for the evaluation and approval of recommended inter-bank and counterparty exposures assumed in the Group's treasury and investment portfolios. It is supported in the execution of its mandate by the activities of the jurisdictional Credit Committees, which review and approve transactions within delegated authorities and recommends specific transactions outside of these limits to the GCC for approval.
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
Risk Management
The Bank manages its exposure to risk through a three "lines of defense" model.
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
The Group has classified its identified key risks at two different levels. Our Level 1 principal risk categories are financial, operational, compliance, reputational, and strategic risks. These represent the various risks that the Group assumes in the pursuit of its strategic initiatives.
Each Level 1 risk has subcategories or more granular risk types, known as Level 2 risk types. Level 2 risk exposures are managed with corresponding risk postures and methods to avoid, transfer, mitigate, or accept those risks in alignment with our governing objectives, risk indicators, and strategic goals.
Together, these risk types set out the Group’s Risk Taxonomy:
•There are three options for our risk posture (set out in the following table). Each posture is designed to convey a clear strategic direction in terms of the risk-reward profile assumed to ensure consistency in our risk conversations.

•Additionally, we provide a statement of our governing objectives relating to each risk category, establishing the characteristics of the risks that the Bank is willing to assume and the management behaviors that we should exhibit in managing the risk.

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
•The Group has adopted a tiered risk taxonomy and hierarchy with corresponding key risk indicators. The risk indicators are organized into three reporting tiers based on their significance and impact on the business objectives and the Group’s risk profile. The ultimate goal of tiering is to streamline monitoring and reporting, ensuring that the most critical metrics receive the necessary attention while providing a holistic view of the overall performance of each identified risk.
Key Risk Indicator tolerance thresholds have been established concerning each risk category, combining quantitative and qualitative targets (which are designed to reflect both forward-looking as well as historical perspectives), providing executive management and the Board with an indication of the "direction" of our exposure relative to our declared risk appetite and an early warning of material adverse developments requiring remedial action.
Our enterprise risk management approach allows the organization to establish a repeatable and sustainable system for monitoring and enhancing operational and financial performance. The risk appetite statement sets the tone for our risk culture across the Group as a whole, influencing behaviors at all levels of the organization and reinforcing accountability for decisions taken.
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

December 31, 2024	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing	Total	Total fair value(1)
Assets
Cash and deposits with banks	1,905	—	—	—	—	93	1,998	1,998
Securities purchased under agreements to resell	1,142	63	—	—	—	—	1,205	1,205
Short-term investments	505	75	—	—	—	—	580	580
Investments(2)	93	6	22	1,097	4,294	—	5,512	4,944
Loans(3)	2,398	104	229	1,407	283	53	4,474	4,434
Other assets	—	—	—	—	—	462	462	462
Total assets	6,043	248	251	2,504	4,577	608	14,231	13,623
Liabilities and shareholders' equity
Demand deposits	5,580	—	—	—	—	2,688	8,268	8,268
Term deposits(4)	3,593	434	368	83	—	—	4,478	4,483
Securities sold under agreements to repurchase	93	—	—	—	—	—	93	93
Other liabilities	—	—	—	—	—	273	273	273
Subordinated capital(4)	—	98	—	—	—	—	98	98
Shareholders' equity	—	—	—	—	—	1,021	1,021	408
Total liabilities and shareholders' equity	9,266	532	368	83	—	3,982	14,231	13,623
Interest rate sensitivity gap	(3,223)	(284)	(117)	2,421	4,577	(3,374)	—
Cumulative interest rate sensitivity gap	(3,223)	(3,507)	(3,624)	(1,203)	3,374	—	—
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
The following table summarizes the simulated change in net interest income versus unchanged rates as at December 31, 2024 and December 31, 2023:

	For the year ended
	December 31, 2024		December 31, 2023
	Following 12 Months	Months 13 - 24	Following 12 Months	Months 13 - 24
+300 basis points	9.0%	14.5%	4.6%	10.2%
+200 basis points	6.0%	9.7%	3.1%	6.8%
+100 basis points	3.0%	4.8%	1.5%	3.4%
Flat rates	0.0%	0.0%	0.0%	0.0%
−100 basis points	-4.1%	-5.8%	-4.0%	-5.8%
The following table presents the change in our economic value of equity as at December 31, 2024 and December 31, 2023, assuming immediate parallel shifts in interest rates:

	For the year ended
	December 31, 2024	December 31, 2023
+300 basis points	-7.6%	-4.7%
+200 basis points	-5.4%	-2.8%
+100 basis points	-2.7%	-1.6%
Flat rates	0.0%	0.0%
−100 basis points	1.6%	2.1%
NII sensitivity profile is consistent with the prior year with improved symmetry due to client deposit mix shift to interest bearing term deposits. Investment securities and loan asset repricing horizon has shortened versus prior year, adding to a steeper asset sensitivity profile. EVE rate sensitivity profile is also consistent with the prior year and the Bank has continued to shorten asset duration to mitigate EVE rate sensitivity exposure overall.
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
We monitor and manage our liquidity by banking location and on a Group-wide basis. The treasury functions in the Group's banking operations, located in Bermuda, the Cayman Islands and Guernsey, manage day-to-day liquidity. The Group market risk function has the responsibility for measuring and reporting to senior management on liquidity risk positions. We manage our liquidity based on demand, commitments, specific events and uncertainties to meet current and future financial obligations of a short-term nature. Our objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to earnings enhancement opportunities in a changing marketplace. Management is responsible for establishing and monitoring liquidity targets as well as strategies to meet these targets. The Group adopts a conservative liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically, the Group manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology.
We maintained a balance sheet with loans representing 31.4% of total assets as at December 31, 2024. Further, at that date there were significant sources of liquidity within our balance sheet in the form of cash and cash equivalents, short-term investments, securities purchased under agreements to resell and investments amounting to $9.3 billion, or 65.3%, of total assets.

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
Individual credit authority for commercial and other loans is limited to specified amounts and maturities. Credit decisions involving commitment exposure in excess of the specified individual limits are submitted to CRM and then to the GCC, which provides a forum for ongoing executive review of loan activity, establishing our credit guidelines and policies and approving selected credit transactions in accordance with our business objectives. The committee reviews large credit exposures, establishes and reviews credit strategy and policy and approves selected credit transactions. The committee also manages counterparty risk in respect of third party bank counterparties which do not have commercial credit relationships within the Group and also approves country exposure limits.
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
Credit Risk — Treasury
Treasury credit risks are managed in accordance with limits, asset quality measures and criteria set out within the policy approved by the GCC and ratified by the Board. The policy also sets out powers which require higher levels of authorization according to the size of the transaction or the nature of the associated risk. The GCC identifies, assesses, prioritizes and manages our risks associated with counterparty exposure to other financial institutions, as well as country-specific exposures.
Exposures to financial institutions arise within the Group's investment portfolio and treasury operations. The Group has treasury operations in all of its banking jurisdictions. Treasury exposures primarily take the form of deposits with banks and foreign exchange positions. Exposures to financial institutions in the investment portfolio can take the form of bonds, floating rate notes and/or certificates of deposit.
Diversification and avoidance of concentration is emphasized. The Group establishes limits for countries and each financial institution where there is an expected exposure. Ongoing asset quality monitoring is undertaken by Treasury and CRM and reports are sent to the GCC and GRCC on a monthly basis. Exception reporting takes place against a range of asset quality triggers. Treasury uses a number of risk mitigation techniques including netting and collateralization agreements. Other methods (such as margining and derivatives) are used periodically to mitigate the risk associated with particular transactions or groups of transactions.
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
Exposures
The following tables analyze the Group's regulatory credit risk exposures as at December 31, 2024 and December 31, 2023. Exposures are allocated to specific standardized exposure portfolios determined by the BMA's Revised Framework for Regulatory Capital Assessment and it is these portfolios that determine the risk weights used. These exposures include both on- and off-balance sheet exposures, with the latter shown separately after credit conversion factors have been applied.

Analysis of exposures class (in millions of $)	Average Exposure 2024	Position as at December 31, 2024	Average Exposure 2023	Position as at December 31, 2023
Cash	73.8	69.3	71.5	74.2
Claims on Sovereigns	2,404.4	2,476.2	2,537.4	2,712.9
Claims on Public Sector Entities	6.3	6.2	6.4	6.4
Claims on Corporates	1,048.3	1,592.8	520.6	572.5
Claims on Banks and Securities Firms	1,581.7	1,383.5	1,323.9	1,136.2
Securitizations	4,353.2	4,438.6	4,472.9	4,335.6
Retail Loans	193.4	190.7	193.9	192.7
Residential Mortgages	3,089.5	2,950.2	3,407.9	3,226.9
Commercial Mortgages	578.6	578.3	602.0	596.5
Past Due Loans	151.6	145.4	91.5	126.0
Other Balance Sheet Exposures	311.0	282.0	300.1	306.2
Non‑Market Related Off-Balance Sheet Credit Exposures	456.7	439.0	445.7	459.5
Market Related Off‑Balance Sheet Credit Exposures	53.9	98.8	30.4	43.2
Total	14,302.5	14,651.0	14,004.2	13,788.7

Geographic segment distribution of exposures class as at December 31, 2024 (in millions of $)	Bermuda	Cayman	Channel Islands & UK	Other	Total
Cash	36.4	32.9	—	—	69.3
Claims on Sovereigns	1,206.8	786.9	482.5	—	2,476.2
Claims on Public Sector Entities	6.2	—	—	—	6.2
Claims on Corporates	256.0	68.9	1,268.0	—	1,592.8
Claims on Banks and Securities Firms	452.5	476.0	442.6	12.4	1,383.5
Securitizations	1,842.1	2,024.5	571.9	—	4,438.6
Retail Loans	85.7	66.1	39.0	—	190.7
Residential Mortgages	810.5	631.6	1,508.1	—	2,950.2
Commercial Mortgages	439.6	103.3	35.4	—	578.3
Past Due Loans	102.9	4.2	38.4	—	145.4
Other Balance Sheet Exposures	145.8	60.8	58.1	17.3	282.0
Non‑Market Related Off-Balance Sheet Credit exposures	134.0	170.0	135.0	—	439.0
Market Related Off-Balance Sheet Credit Exposures	52.2	7.5	39.1	—	98.8
Total	5,570.7	4,432.5	4,618.0	29.7	14,651.0

Residual maturity breakdown of exposures class as at December 31, 2024 (in millions of $)	Up to 12 months	1 ‑ 5 years	More than 5 years	No specific maturity	Total
Cash	69.3	—	—	—	69.3
Claims on Sovereigns	1,264.6	981.7	229.8	—	2,476.2
Claims on Public Sector Entities	0.1	6.1	—	—	6.2
Claims on Corporates	1,381.9	191.2	19.7	—	1,592.8
Claims on Banks and Securities Firms	1,383.5	—	—	—	1,383.5
Securitizations	1.0	4.0	4,433.6	—	4,438.6
Retail Loans	132.7	39.0	19.0	—	190.7
Residential Mortgages	382.9	872.3	1,695.0	—	2,950.2
Commercial Mortgages	36.8	176.4	365.1	—	578.3
Past Due Loans	56.0	20.9	68.6	—	145.4
Other Balance Sheet Exposures	—	—	—	282.0	282.0
Non‑Market Related Off-Balance Sheet Credit exposures	439.0	—	—		439.0
Market Related Off-Balance Sheet Credit Exposures	98.8	—	—	—	98.8
	5,246.6	2,291.5	6,830.8	282.0	14,651.0
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

All large exposures and concentrations in the portfolio are reviewed and agreed by the GCC on a quarterly basis and are reported to the Board and the BMA as a part of this process. The review of large exposures considers:
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
Product Concentration
Product concentration is defined in the context of credit risk, as an over-weighting in the portfolio to a given product type, making the Group vulnerable to the impact of a variety of external factors that could either reduce demand for the product itself or lead to an increase in the level of default rates experienced. We operate as a full service bank in Bermuda and the Cayman Islands and aim to satisfy the requirements of our customers in these communities through the range of products and services we offer. Accordingly, there is no dependence or concentration on a single product in these markets outside of the residential mortgage portfolios, which comprised 67.8% of the Group's loan book as at December 31, 2024 (compared to 69.2% as at December 31, 2023); in Bermuda, residential mortgage lending made up 54.4% of the Bermuda loan book as at December 31, 2024 (compared to 54.4% as at December 31, 2023), and loans for many purposes (education, business support, family requirements) were made in the form of residential mortgages. Product category analysis confirms that the total lending portfolio is concentrated in the property market; this has been addressed by performing stress testing.
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

The following table shows the exposures to counterparty credit risk for derivative contracts as at December 31, 2024 and December 31, 2023:

(in millions of $)	Gross Positive Fair Value of Contracts as at December 31, 2024	Potential Future Credit Exposure as at December 31, 2024	Alpha as at December 31, 2024	EAD Value as at December 31, 2024	Gross Positive Fair Value of Contracts as at December 31, 2023	Potential Future Credit Exposure as at December 31, 2023	Alpha as at December 31, 2023	EAD Value as at December 31, 2023
Spot and forward foreign exchange and currency swap contracts	46.7	23.9	1.4	98.8	12.5	18.4	1.4	43.3
Securitizations
The Bank has not, to date, securitized assets that it has originated. The Bank's total exposure to purchased securitization positions as at December 31, 2024 was $4.5 billion by market value (compared to $4.3 billion as at December 31, 2023), with US government and federal agencies accounting for the majority of this exposure.
The following table provides an analysis of the Bank's investments in securitization positions by exposure type as at December 31, 2024 and December 31, 2023:

Underlying asset type (in millions of $)	Exposure Value as at December 31, 2024	Exposure Value as at December 31, 2023
US government and federal agencies	4,503.2	4,308.9
Mortgage backed securities — Retail	15.4	17.1
Asset-backed securities — Student loans	0.0	0.0
Total	4,518.7	4,326.1
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
Regional Conflicts - Russian Invasion of Ukraine and Middle Eastern Conflict
Butterfield maintains robust preventative and detective controls to ensure compliance with international sanctions. Under the Bank's conservative risk appetite, the business maintains very few clients with Russian, Belarusian, Ukrainian, Middle Eastern or other active conflict zones and we therefore do not expect the current geopolitical conflict and related sanctions to present significant reputational or financial exposure for the Bank. The Bank's Group Compliance function continues to monitor for new sanctions, review our client base and ensure our control environment remains appropriately calibrated to manage our reputational and compliance risk as events continue to unfold.

Capital Adequacy Management
Effective January 1, 2015, the BMA adopted capital and liquidity requirements consistent with Basel III. These requirements are contained within the BMA's "Basel III for Bermuda Banks Amended February 2024" document and can be found on its website.
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
Sources and Uses of Cash
Our primary sources of cash are (i) cash obtained from deposits, (ii) long-term debt, and (iii) cash from operations. Our primary uses are (i) the payment of our operating expenses, (ii) payment of dividends on our common shares, (iii) repayment of certain maturing liabilities, (iv) repurchase of our common shares, and (v) extraordinary requirements for cash, such as acquisitions. We had $2.0 billion of cash and cash equivalents as at December 31, 2024 and $1.6 billion as at December 31, 2023, as well as $7.3 billion and $6.5 billion, respectively, of liquid securities, the balance of which could be sold to meet liquidity requirements. In our opinion, the Bank’s working capital is sufficient for the Bank’s present requirements.
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
The following table sets forth our capital adequacy as at December 31, 2024 and 2023 in accordance with the Basel III framework:

	As at December 31
(in millions of $)	2024	2023
Capital
Common Equity Tier 1	1,066.1	1,042.5
Tier 1 capital	1,066.1	1,042.5
Tier 2 capital	107.1	109.4
Total capital	1,173.1	1,151.9
Risk Weighted Assets
Cash and cash equivalents and investments	1,029.4	937.7
Loans	2,328.1	2,428.5
Other assets	289.7	315.7
Off-balance sheet items	175.2	151.6
Operational risk charge	716.9	707.3
Total risk-weighted assets	4,539.4	4,540.7
Capital Ratios (%)
Common Equity Tier 1	23.5%	23.0%
Tier 1 total	23.5%	23.0%
Total capital	25.8%	25.4%
Leverage ratio	7.3%	7.6%
Overall, capital ratios have increased, driven primarily by earnings accretion and partially offset by dividend payments and share repurchases. Despite the expansion of the balance sheet in 2024, RWAs remained fairly static as depositor funding was placed in low risk density treasuries and agency securities and the higher risk density loan portfolio decreased due to maturities and prepayments being in excess of originations. As at December 31, 2024, we were in compliance with the minimum LCR and NSFR of 100%.
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
On July 22, 2024, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.1 million common shares through to December 31, 2024.
On December 9, 2024, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.7 million common shares through to December 31, 2025.
The timing and amount of repurchase transactions under the new program will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.
Total common share repurchases for the years ending December 31, 2024, 2023 and 2022 are as follows:

	For the year ending December 31
	2024	2023	2022
Acquired number of shares (to the nearest share)	4,490,940	3,133,717	102,000
Average cost per common share (in $)	34.58	28.27	38.21
Total cost (in $)	155,305,756	88,590,240	3,897,268
2 In March 2020, in response to the pandemic, the BCBS deferred the implementation timeline from January 1, 2022 to January 1, 2023 and the output floor phasing in from January 1, 2027 to January 1, 2028.

From time to time, our associates, insiders and insiders' associates as defined by the BSX regulations may sell shares which may result in such shares being repurchased pursuant to each program, provided no more than any such person's pro-rata share of the listed securities is repurchased. According to the BSX regulations, all repurchases made by any issuer pursuant to a securities repurchase program must be made: (1) in the open market and not by private agreement; and (2) for a price not higher than the last independent trade for a round lot of the relevant class of securities.
Dividends
During the year ended December 31, 2024, we paid cash dividends totaling $79.6 million or $1.76 (2023: $86.2 million or $1.76; 2022: $87.3 million or $1.76) for each common share on record as of the related record dates. The Board declared these dividends as a quarterly dividend of $0.44 per common share for each quarter of 2024, 2023 and 2022.
For more information, see Item 3.D. "Risk Factors – Risks Relating to the Common Shares".
Cash Flows
2024 vs. 2023
Cash and cash equivalents was $2.0 billion as at December 31, 2024, compared to $1.6 billion as at December 31, 2023. The increase is described below by category of operating, investing and financing activities.
For the year ended December 31, 2024, net cash provided by operating activities totaled $265.4 million (2023: $300.3 million). Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Cash provided by operating activities decreased by $34.9 million from 2023 to 2024, primarily due to decreased operating results, negative movements in other assets and liabilities and lower dividends received from equity method investments
Net cash used by investing activities for the year ended December 31, 2024 totaled $581.0 million, compared to net cash provided by investing activities of $681.8 million in 2023. The $1.3 billion movement in cash from investing activities from 2023 to 2024 was mainly driven by increased purchases of investments securities as management sought to reinvest funds back into the portfolio to manage interest rate risk, an increase in securities purchased under agreements to resell transactions and reductions in loan balances due to both scheduled maturities and loan repayments outpacing loan originations.
Net cash provided in financing activities totaled $735.6 million in 2024, compared to net cash used in financing activities $1,447.9 million in 2023. The $2.2 billion increase in cash provided in financial activities from 2023 to 2024 was mainly due to increased depositor funding and increases in securities sold under agreements to repurchase and share repurchase transactions.
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
Net cash used in financing activities totaled $1,447.9 million in 2023, compared to $506.8 million in 2022. The $941.1 million increase in cash used in financial activities from 2022 to 2023 was mainly due to reduced depositor funding, the early redemption of $75 million 2018 subordinated notes in June 2023 and increased common share repurchases.
Contractual Obligations
Credit-Related Arrangements
See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2024 for additional information.
Contractual Obligations
The following table presents our outstanding contractual obligations as at December 31, 2024:

(in millions of $)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long term debt(1)	100.0	100.0	—	—	—
Sourcing arrangements(2)	20.3	11.2	9.1	—	—
Term deposits	4,478.3	4,394.9	83.4	—	—
Other obligations	69.6	27.7	31.0	10.8	—
Total outstanding contractual obligations	4,668.2	4,533.8	123.5	10.8	—
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

See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2024 for additional information.
Interest expense on our contractual obligations relates primarily to deposit liabilities and our long-term debt. Interest expense on customer deposits was $227.0 million for the year-ended December 31, 2024, compared to $170.5 million and $45.2 million for the years ended December 31, 2023 and 2022, respectively. Movements in interest expense on deposit liabilities are due primarily to market interest rate movements, with yearly average deposits liabilities of $12.4 billion, $12.2 billion and $13.3 billion for 2024, 2023 and 2022, respectively. The increase in the expense is related primarily to a rapid increase in market interest rates during the year and partially offset by lower average deposit volumes.
Capital Commitments
The Bank continues to embark on its information technology project intended to modernize and upgrade its technology applications and infrastructure. The project is intended to improve the efficiency and stability of the Bank's technology estate and enhance the Bank's ability to provide broader and better digital solutions to its clients.
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
See also "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2024 for additional information.
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
Fair Value of financial instruments
The Bank defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Bank determines the fair values of assets and liabilities based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The relevant accounting standard describes three levels of inputs that may be used to measure fair value. Equity securities and debt instruments classified as AFS, and derivative assets and liabilities are recognized in the consolidated balance sheet at fair value.
Fair value inputs are considered Level 1 when based on unadjusted quoted prices in active markets for identical assets.
The Bank determines fair value based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs, and may include valuation techniques such as present value cash flow models or other conventional valuation methods. In addition, when estimating the fair value of assets, the Bank may use the quoted price of similar assets, if available.
The Bank uses unobservable inputs when observable inputs are not available. These inputs are based upon our judgments and assumptions, which represent our assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality and liquidity and are developed based on the best information available. The use of different assumptions could produce significantly different results, which could have material positive or negative effects on the Bank's results of operations.
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
The Bank reviews and updates the fair value hierarchy classifications on a quarterly basis. The Bank also verifies the accuracy of the pricing provided by its primary external pricing service on a quarterly basis.
During the year ended December 31, 2024 and December 31, 2023, there were no transfers between Level 1 and Level 2 or Level 2 and Level 3. There was a transfer out of Level 3 and into Level 2 during the year ended December 31, 2022 due to increased price observability.
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
The valuation of goodwill is dependent on forward-looking expectations related to nationwide and local economic conditions and our associated financial performance. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects. We had $23.6 million of goodwill as of December 31, 2024 and $24.1 million as of December 31, 2023, and the results of the impairment analysis for both annual periods resulted in no impairment being required.
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
See "Note 11: Employee benefit plans" to our audited consolidated financial statements as at December 31, 2024 for more information on our pension plans and post-retirement medical benefit plan, along with the key actuarial assumptions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management
Board
Our Board oversees the affairs of the Bank. The current Board is composed of nine members, consisting of our Chairman & Chief Executive Officer, President & Group Chief Risk Officer and seven non-executive independent directors. The Bank's bye-laws provide that the Board shall consist of not less than six and not more than twelve directors. The Board generally holds regular meetings five times per year and ad hoc meetings as necessary.
Persons may be proposed for election or appointed as directors at a general meeting either by the Board or by one or more shareholders holding shares which in the aggregate carry not less than 5% of the voting rights in respect of the election of directors. There is only a single class of director and each director holds office until the next annual general meeting.
As an FPI we are allowed to follow our "home country" corporate governance practices in lieu of the NYSE governance requirements for NYSE-listed US companies. Notwithstanding this, our Board has determined that, under current NYSE listing standards regarding independence (to which we are not currently subject), and taking into account any applicable committee standards, a majority of our Board, including Alastair Barbour, Sonia Baxendale, Mark T. Lynch, Ingrid Pierce, Jana R. Schreuder, Stephen E. Cummings and John Wright, are independent directors.
As the regulatory environment in which we operate becomes more complex, our governance practices and the structures and methodology we use to operate the Bank continue to be of key strategic significance. With the exception of the Chairman & Chief Executive Officer and the President & Group Chief Risk Officer, our Board is comprised of Directors who are not employees of the Bank. Our Board reviews and oversees the Bank's implementation of corporate governance policies and practices in accordance with prevailing standards. The following table lists the names, positions and ages of the Directors of the Bank:

Name	Age	Position
Michael Weld Collins	61	Chairman & Chief Executive Officer
Alastair Barbour	72	Lead Independent Director
Sonia Baxendale	62	Non-Executive Director
Stephen E. Cummings	69	Non-Executive Director
Mark T. Lynch	63	Non-Executive Director
Ingrid Pierce	55	Non-Executive Director
Jana R. Schreuder	66	Non-Executive Director
Michael Schrum	56	President & Group Chief Risk Officer
John Wright	83	Non-Executive Director
Each of our directors may be reached at our registered office at: 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
Michael Weld Collins joined the Board in 2015 when he was named Chief Executive Officer of the Bank. He was named Chairman in July of 2017. Prior to this appointment, Mr. Collins was Senior Executive Vice President with responsibility for all of the Bank's client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr. Collins has 40 years of experience in financial services, having held progressively senior positions at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr. Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr. Collins holds a BA in Economics from Brown University.

Alastair Barbour joined the Board in 2012 and was named Lead Independent Director in 2021. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named Partner at KPMG (Bermuda). Mr. Barbour's most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour serves on the Boards of Directors of Markel CATCo Reinsurance Fund Limited and The Prudential Assurance Company Limited. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales.

Sonia Baxendale joined the Board in 2020. She is currently the President and CEO of the Global Risk Institute, a government, industry and academic partnership. From 1992 to 2011, Ms. Baxendale held senior leadership roles within Canadian Imperial Bank of Commerce (“CIBC”), including six years as Senior Executive Vice President and President of Retail Banking and Wealth Management. Prior to joining CIBC, Ms. Baxendale held progressively senior positions with Saatchi & Saatchi and American Express Canada. Ms. Baxendale serves on the Boards of several public and private companies, including Foresters Financial, Laurentian Bank of Canada, Definity Financial and Intermediate Capital Group plc. She holds a Bachelor of Arts in Political Science and Economics from Victoria College, University of Toronto.

Stephen E. Cummings joined the Board in 2024. He is currently the Secretary of Finance for the Commonwealth of Virginia. He had a long and successful career in banking and finance, most recently serving as President and Chief Executive Officer of Mitsubishi UFJ Financial Group (MUFG) in the Americas. Prior to his role at MUFG, he was the Chairman of UBS’s Investment Banking division in the Americas, was Global Head of Corporate and Investment Banking at Wachovia Bank, and served as Chairman and Chief Executive Officer at Bowles Hollowell Conner & Co. Mr. Cummings has an MBA from Columbia University Graduate School of Business and a Bachelor of Arts degree from Colby College.

Mark T. Lynch joined the Board in 2019. Until June 30, 2019, he was a partner of Boston-based Wellington Management Co., where he served as the firm’s senior financial services analyst since 1994 and a partner since 1996. He was also a portfolio manager of mutual funds, hedge funds, and institutional portfolios over that period. Mr. Lynch also serves as a director of Chromatic 3D Materials and of Dads' Resource Center in State College, Pennsylvania. Prior to joining Wellington, Mr. Lynch was a US regional bank analyst with Lehman Brothers and Bear Stearns. He holds a degree in European History from Harvard College.

Ingrid Pierce joined the Board in 2022. She is the Global Managing Partner of Walkers, a leading international law firm that provides legal, corporate, fiduciary and compliance services to global corporations, financial institutions, capital markets participants and investment fund managers. Recognized as one of the world's leading investment funds lawyers, she acts for major institutions, asset managers, insurers, reinsurers, trustees and other fiduciaries. Ms. Pierce was made a partner of Walkers in 2008 having joined the firm in 2002. Prior to Walkers, Ms. Pierce spent nearly a decade working as a Barrister in London in the commercial chancery field. Ms. Pierce serves as a member of the Board of Directors of Lex Mundi, the world's leading network of independent law firms, and is a member of the Society of Trust and Estate Practitioners (STEP). She holds a Bachelor of Laws from University College London, a certificate in Company Direction from the Institute of Directors and a certificate in Bank Risk Management from the Chartered Institute of Bankers and was admitted to the Bar of England and Wales (1992) (not practicing), the Cayman Islands (2002) and the British Virgin Islands (2002).

Jana R. Schreuder joined the Board in 2020. She is an experienced executive who most recently served as Executive Vice President and Chief Operating Officer of Northern Trust Corporation, a role from which she retired in 2018. Ms. Schreuder joined Northern Trust in 1980 and during her tenure held multiple roles as a member of the executive management team, including: the President of Wealth Management from 2011 through 2014; President of Operations & Technology from 2007 through 2010; and Chief Risk Officer from 2005 through 2006. Ms. Schreuder currently serves as a Director and Chair of the Compensation Committees of Kyndryl Holdings Inc. and Entrust Corporation. Ms. Schreuder received her Bachelor of Business Administration degree from Southern Methodist University and a Master’s degree in finance and marketing management from Northwestern University's Kellogg Graduate School of Management. Ms. Schreuder is a member of the New York Chapter of Women Corporate Directors and the National Association of Corporate Directors, from which she has received the NACD Directorship Certification.

Michael Schrum was appointed President and Group Chief Risk Officer in 2022. He joined the Board in 2020 and served as Group Chief Financial Officer from 2015. He was previously Chief Financial Officer at HSBC Bank Bermuda. Mr. Schrum has more than 25 years of financial services experience in London, New York and Bermuda, mainly in banking, insurance and tax. He joined HSBC in Bermuda in 2001 and held progressively more senior positions within the bank’s Commercial Banking, Strategy, and Finance divisions. He is a CFA Charterholder (CFA Institute), and a Fellow Chartered Accountant (Institute of Chartered Accountants in England and Wales). Mr. Schrum holds a Master’s (University of London) and Bachelor’s (Southern Denmark Business School) degree in Economics.

John Wright joined the Board in 2002. Mr. Wright retired as chief executive of Clydesdale & Yorkshire Banks in 2001. Mr. Wright’s career in commercial banking spans over 43 years and includes assignments in the UK, India, Sri Lanka, West Africa, Canada, Hong Kong and the United States. He is a visiting Professor at Heriot-Watt University Business School, a past President of the Irish Institute of Bankers and a past Vice President of the Chartered Institute of Bankers in Scotland. Mr. Wright serves on the Boards of Directors of several private UK and overseas companies, including XMI International, Drivewise Trust and First Carbon International. Mr. Wright was educated at Daniel Stewart's College Edinburgh.

Executive Management Team
The Group's current executive management team is as follows:

Name	Age	Position
Michael Weld Collins	61	Chairman & Chief Executive Officer
Craig Bridgewater	55	Group Chief Financial Officer
Andrew Burns	46	Chief Risk Officer, Cayman
Kevin Dallas	46	Group Chief Experience Officer and Head of Marketing and Communications
Simon Des-Etages	60	General Counsel & Group Chief Legal Officer
Jody Feldman	45	Managing Director, Bermuda
Bri Hidalgo	45	Group Head of Compliance and Operational Risk
Sean Lee	60	Group Head of Human Resources
Michael McWatt	59	Managing Director, Cayman
Michael Neff	61	Group Chief Operating Officer
Jane Pearce	55	Group Head of Trust
Richard Saunders	55	Managing Director, Channel Islands and the UK
Michael Schrum	56	President & Group Chief Risk Officer
Each member of our executive management team may be reached at our registered office at 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
Craig Bridgewater was appointed Group Chief Financial Officer in 2022 having served as Group Head of Finance since 2019. Prior to joining Butterfield, Mr. Bridgewater was a Partner at KPMG where he spent 18 years working in both Bermuda and the US with responsibility for clients in banking, asset management and insurance-linked securities in addition to prominent local industries including retail and hospitality. Before KPMG, Mr. Bridgewater worked at Orbis Investment Management Limited and Price Waterhouse (now PricewaterhouseCoopers) where he began his career. He is a Fellow of the Chartered Professional Accountants of Bermuda and Canada. He holds a Bachelor of Arts (Honours) degree (Carleton University, Ottawa) in Economics.

Andrew Burns was named Chief Risk Officer, Cayman Islands in 2024. Prior to his appointment as Chief Risk Officer for the Cayman Islands, Mr. Burns served as the Group Head of Human Resources (from 2020) and as Group Head of Internal Audit (from 2016-2020). He became a member of the Executive Committee in October 2017. Mr. Burns has more than 20 years of progressive leadership experience in the financial services sector, having begun his career with PricewaterhouseCoopers’ financial services group in Australia. He first joined the Butterfield Group of companies in the Fund Services subsidiary in Bermuda before transferring to the Internal Audit team in 2007, where he held progressively senior management roles. Mr. Burns is a Chartered Accountant (CA ANZ) and a Certified Internal Auditor. He holds a Bachelor of Commerce degree from the University of Melbourne, Australia.

Kevin Dallas is the Group Chief Experience Officer, responsible for overseeing the overall client experience, as well as the Group Head of Marketing & Communications, a position he has held since 2020. Mr. Dallas has extensive experience in marketing strategy and customer-led growth. Prior to joining Butterfield, Mr. Dallas worked as a strategy consultant, was a Partner at Bain & Company, and spent time as Chief Product & Marketing Officer at Worldpay plc in London before he returned home to Bermuda to lead the Bermuda Tourism Authority. Mr. Dallas holds a Bachelor's degree in Economics from Brown University.

Simon Des-Etages joined the Group as General Counsel and Group Chief Legal Officer in 2024. He has more than 30 years of legal experience working in London, New York, Bermuda and the Cayman Islands, primarily within the banking industry. Mr. Des-Etages started his career in private practice as a solicitor in the London offices of

Slaughter and May, followed by Baker & McKenzie, before joining American Express to support the securities, treasury and trade finance teams. Mr. Des-Etages then moved to Merrill Lynch, where he spent eight years working as a senior counsel in the Global Private Client Group. Prior to joining Butterfield, he was the Global Head of Legal for HSBC’s Global Private Banking and Wealth Management business, having worked at HSBC since 2004. He holds a Master of Laws (LLM) from University College London and a Bachelor of Laws from the University of Essex, UK.

Jody Feldman was appointed Managing Director, Bermuda in 2024 and served as Head of Corporate Banking in Bermuda from 2020 where his responsibilities included leading the strategic direction, development and delivery of Butterfield’s Corporate Banking services. Prior to joining Butterfield, Mr. Feldman was Managing Director and Head of Financial Institutions (North America) for the Corporate Banking Coverage team at Deutsche Bank in New York. Mr. Feldman started his career at HSBC where he spent 15 years working with financial institution clients. He holds the Chartered Financial Analyst designation and is a graduate of Lafayette College in Easton, Pennsylvania.

Bri Hidalgo joined Butterfield as Group Head of Compliance and Operational Risk in 2020. Before joining Butterfield, Ms. Hidalgo spent 14 years with Wells Fargo Bank in compliance and risk management roles, with her most recent role having been Chief Risk Officer, Wealth & Investment Management. Prior to joining Wells Fargo, she worked in senior risk management and compliance roles at Wachovia Securities and First State Investments in the US and the UK. Ms. Hidalgo holds a Bachelor of Science degree from San Francisco State University.

Sean Lee was appointed Group Head of Human Resources in 2024. Mr. Lee is an experienced leader who has spent nearly 20 years working in financial services with a focus on retail banking. He served previously as the Executive Vice President and Head of Retail Banking at Butterfield in the Cayman Islands and, before that, was Head of Business Banking at HSBC Bermuda. Before joining the banking industry, Mr. Lee served in the US Navy for over 20 years. He holds an MBA from Baker University and an undergraduate degree from Connecticut College.

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

Michael Neff was appointed as the Bank’s Group Chief Operating Officer in 2024. Prior to that role, he served as Managing Director, Bermuda and International Wealth from 2018. He previously served as the Bank's Group Head of Wealth Management. Mr. Neff has over 30 years’ experience in financial services, having held senior roles in wealth management, commercial banking, and financial risk management. He began his career at Chemical Bank’s Private Banking Group rising to serve on the Group’s Executive Committee and leading relationship management across the group. Later, Mr. Neff moved to Citibank’s Private Banking Group, where he led the design and implementation of a global client relationship framework before leaving to found a financial and investment planning technology consultancy. The firm grew to be a leading provider of financial and investment planning software for financial institutions in the U.S. and Europe. It was acquired in 2004 by RiskMetrics Group, a JPMorgan risk advisory spinoff. There he initially served as Global Head of Wealth Management rising to become Co-Head of the firm’s Global Financial Risk Management business. Mr. Neff currently serves on the Council of the Bermuda Stock Exchange and the Board of Trustees of the Bermuda Institute of Ocean Sciences. Mr. Neff holds a Bachelor of Arts from Middlebury College and a Master of Business Administration from Columbia Business School.

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

Richard Saunders currently serves as Managing Director, Channel Islands, with responsibility for Butterfield Bank (Guernsey) Limited and its Jersey Branch and Butterfield Mortgages Limited in London. Mr. Saunders joined the Group in 2001 and was appointed Managing Director in 2015. He has held progressively senior leadership positions with the Group, including Head of European Asset Management. Mr. Saunders joined the Butterfield Group Executive Committee in July 2018. He has more than 25 years of progressive management experience, having begun his career at Royal Bank of Canada in Guernsey. Mr. Saunders is a Chartered Member of the London-based Chartered Institute for Securities & Investment (CISI) and holds a Bachelor’s degree in Mathematics and Sports Science from Loughborough University, England.

B.Compensation
Senior Management and Director Compensation
In 2024, senior management included the following executives: Michael Weld Collins, Craig Bridgewater, Andrew Burns, Kevin Dallas, Simon Des-Etages, Jody Feldman, Bri Hidalgo, Sean Lee, Michael McWatt, Michael Neff, Jane Pearce, Richard Saunders and Michael Schrum. Our compensation program is designed to reward and retain senior management and includes base salary, annual short-term cash and equity incentive compensation, long-term equity incentive compensation, and miscellaneous employee benefits and fringe benefits (including, among others, executive medical benefits). In 2024, our compensation program for directors was comprised of an annual cash retainer and an equity grant. Directors can elect to receive the annual cash retainer in common shares. None of our directors have entered into service contracts with the Group that provide for benefits upon the termination of their service as a director.
The CEO is required to own a minimum aggregate value of our common shares equal to five times base salary. Eligible stock includes vested shares, unvested restricted stock and restricted stock units, and other stock held by the CEO. The intrinsic value of vested or unvested stock options is not considered eligible stock. The CEO is in compliance with this requirement. If the market value of the CEO’s common stock falls below the requirements, the CEO must retain 50% of the shares he receives as compensation until he achieves the specified ownership level.
Effective April 2020, senior management are required to own a minimum aggregate value of our common shares equal to two times base salary by December 31, 2022, or within five years following first appointment. Eligible stock includes vested shares, unvested restricted stock and restricted stock units, and other stock held by senior management. The intrinsic value of vested or unvested stock options is not considered eligible stock. If the market value of senior management's common stock falls below the required threshold, senior management must retain 50% of the shares they receive as compensation until they achieve the specified ownership level. All members of senior management are currently in compliance with this requirement.

The aggregate amount of compensation, including the value of in-kind benefits, accrued and/or paid to our directors and senior management during the fiscal year 2024 was $29.2 million, including the value of in-kind benefits and amounts deferred under deferred compensation plans.

Short-Term Incentive Compensation
Senior management participates in our annual discretionary bonus program. Our Compensation & Human Resources Committee annually establishes a bonus pool based on overall company-wide performance during the applicable fiscal year. Once the Compensation & Human Resources Committee has approved the pool, it is allocated to eligible employees, including senior management, based on the employee's achievement of pre-established performance goals during the applicable fiscal year. Annual bonuses for executives are paid 60% in cash and 40% in the form of restricted stock unit awards that vest in three equal installments on the first three anniversaries of the date of grant. The plan under which such equity awards are granted is described below.
Equity Compensation
The Group currently sponsors an equity incentive plan, the Amended and Restated 2020 Omnibus Share Incentive Plan (the "2020 Plan"), in which our senior management and directors are eligible to participate. The Group currently grants both time-vesting and performance-vesting restricted stock unit awards to employees under the 2020 Plan. As at December 31, 2024, in the aggregate, our members of senior management held 1,386,577 restricted stock units and no options.
Senior management participates in our long-term equity incentive compensation program. During 2024, our compensation committee granted time-vesting and performance-vesting restricted stock unit awards under our 2020 Plan. Awards in 2022, 2023 and 2024 were granted (i) as part of our long-term equity incentive compensation program in the form of performance-based restricted stock units, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date, and (ii) as part of our the annual bonus program in the form of time-based restricted stock units, generally vesting in three equal installments on the first three anniversaries of the date of grant.
During calendar year 2024, our Compensation & Human Resources Committee granted senior management, and in the case of the Chairman & Chief Executive Officer, recommended that the Board grant and the Board granted, in the aggregate, 488,689 restricted stock units (which includes restricted stock unit awards granted under both the annual bonus program and the long-term equity incentive compensation program, and assumes that performance with respect to performance-vesting restricted stock unit awards will be satisfied at target levels).

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
The members of the Audit Committee are appointed by the Board upon the recommendation of the Corporate Governance Committee. The Audit Committee's membership is as follows:

Name	Position
Alastair Barbour	Chairperson
Sonia Baxendale	Member
Mark T. Lynch	Member
John Wright	Member
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

The Risk Policy & Compliance Committee’s membership is as follows:

Name	Position
Mark T. Lynch	Chairperson
Stephen E. Cummings	Member
Ingrid Pierce	Member
Jana R. Schreuder	Member
Corporate Governance Committee
The Corporate Governance Committee, on behalf of the Board, reviews the effectiveness and performance of the Directors, the Board as a whole, and each Board committee, as well as the boards and board committees of the Bank's subsidiaries through its oversight of the corporate governance guidelines and policies of the Group. This committee acts as the nomination committee for the Board. The principal duties of the Corporate Governance Committee include reviewing and recommending to the Board membership criteria and director nominees, membership of the Board’s committees and matters relating to the performance and independence of directors. The Corporate Governance Committee oversees questions of director independence and conflicts of interest, induction and ongoing training for directors and the Board’s corporate governance-related policies and procedures. The Corporate Governance Committee also recommends director compensation and reviews and approves related-party transactions.
The Corporate Governance Committee's membership is as follows:

Name	Position
Sonia Baxendale	Chairperson
Alastair Barbour	Member
John Wright	Member
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
The Compensation & Human Resources Committee's membership is as follows:

Name	Position
Jana R. Schreuder	Chairperson
Alastair Barbour	Member
Stephen E. Cummings	Member
John Wright	Member
Governance of Geographical Segments
Our banking business operates in three geographical segments — Bermuda, Cayman, and the Channel Islands and the UK— and each geographical segment utilizes operating subsidiary companies of the Bank within these jurisdictions. See Item 4.B. "Business Overview - Our International Network and Group Structure", which presents the corporate structure chart of our principal subsidiaries as at December 31, 2024. Our principal operating subsidiaries are each regulated by their respective geographical regulator and are fully capitalized as stand-alone operating companies, each with its own board of directors consisting of both executive and non-executive independent directors where required by the relevant regulatory body and applicable rules and regulations. Guidance on general corporate governance, board sub-committee structuring, and the various governance policies and procedures of the operating subsidiaries is determined at the Group level.
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
D.Employees
As at December 31, 2024, 2023 and 2022, we had the following employees:

	As at December 31
	2024	2023	2022
Per segment:
Bermuda	356	387	413
Cayman	221	235	244
Channel Islands and the UK	334	348	379
Other Segment	395	364	305
Total per full-time equivalency basis	1,306	1,334	1,341

Of which:
Full-time and part-time employees	1,295	1,259	1,261
Temporary employees	11	75	80
Total per full-time equivalency basis	1,306	1,334	1,341
The decrease in 2024 from 2023 was mainly due to the impact of the implementation of the group-wide restructuring as previously announced in 2023 which was expected to reduce the Bank's global workforce by 9% in several phases. The restructuring was partially offset by the continued onboarding of staff related to the asset acquisition from Credit Suisse as well as the expansion of our Halifax Service Center.
We have not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements.
E.Share Ownership
See Items 6.B. "Compensation - Equity Compensation" and 7.A. "Major Shareholders".
F.     Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

For the year-ended December 31, 2024 and up to the date of this report, the Bank was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Bank's Clawback Policy. Please refer to Exhibit 97: Clawback Policy: Recovery of Erroneously Awarded Incentive-Based Compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our common shares as at February 10, 2025, unless noted otherwise, in each case by: each person or entity known by us to beneficially own 5% or more of our issued and outstanding common shares; each of our directors and executive officers individually; and all of our directors and executive officers as a group. As at February 10, 2025, we had approximately 43 million common shares issued and outstanding. The percentage of beneficial ownership for the following table is based on the amount of common shares issued and outstanding as of February 10, 2025

Under the rules of the Securities and Exchange Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power. Except as described in the footnotes below, to our knowledge, each of the persons named in the table below has sole voting and investment power with respect to the common shares beneficially owned, subject to community property laws where applicable.

Unless otherwise noted, the address for each shareholder listed on the table below is: c/o The Bank of N.T. Butterfield & Son Limited, 65 Front Street, Hamilton, HM 12, Bermuda.

Name of beneficial owner	Number of common shares beneficially owned	Beneficial ownership percentage
Major Shareholders:
Blackrock, Inc.(1)	2,802,975	6.5%
FMR LLC (2)	2,717,903	6.3%

Directors and Executive Officers:
Alastair Barbour	23,220	*
Sonia Baxendale	19,227	*
Craig Bridgewater(3)	26,040	*
Andrew Burns(4)	13,741	*
Michael Weld Collins(5)	104,307	*
Stephen E. Cummings(6)	1,651	*
Kevin Dallas(7)	9,396	*
Simon Des-Etages	—	*
Jody Feldman(8)	7,003	*
Bri Hidalgo(9)	13,911	*
Sean Lee	25,700
Mark T. Lynch(10)	223,887	*
Michael McWatt(11)	28,408	*
Michael Neff(12)	33,114	*
Jane Pearce(13)	11,720	*
Ingrid Pierce	4,832	*
Richard Saunders(14)	13,033	*
Jana Schreuder	11,528	*
Michael Schrum(15)	225,582	*
John R. Wright(16)	10,102	*
All directors and executive officers as a group (19 persons)	806,402	*
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
(3)    Consists of (i) 14,178 ordinary shares and (ii) 11,862 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2025.
(4)    Consists of (i) 68 ordinary shares and (ii) 13,673 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2025.
(5)    Consists of 104,307 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2025.
(6)    Consists of 1,651 deferred stock units.
(7)    Consists of 9,396 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2025.
(8)    Consists of 7,003 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2025.
(9)    Consists of (i) 88 ordinary shares and (ii) 13,823 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2025.
(10)    Consists of (i) 223,087 ordinary shares held by Mr. Lynch directly and (ii) 800 ordinary shares held by a family member over which Mr. Lynch exercises voting and dispositive control.
(11)    Consists of (i) 9,189 ordinary shares and (ii) 19,219 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2025.
(12)    Consists of (i) 16,931 ordinary shares and (ii) 16,183 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2025.
(13)    Consists of 11,720 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2025.
(14)    Consists of 13,033 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2025.

(15)    Consists of (i) 173,224 ordinary shares held jointly with his spouse and (ii) 52,358 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2025.
(16)    Consists of 10,102 ordinary shares held jointly with his spouse.
The shareholders listed above do not have voting rights that are different from those held by any other holder of common shares of the Bank. As at January 30, 2025, approximately 87% of our common shares were held by holders and/or Custodians of record located in the United States, and there were approximately 208 holders of record of our common shares located in the United States. As at January 30, 2025, approximately 12% of our common shares were held by holders of record located in Bermuda, and there were approximately 3,655 holders of record of our common shares located in Bermuda.
B.Related Party Transactions
See "Note 26: Related party transactions" to our audited consolidated financial statements as at December 31, 2024 for information on transactions with related parties and with directors and executive officers.
Employment Agreements
The Group has entered into employment agreements with senior management. The compensation paid in 2024 to senior management under the employment agreements is described above under Item 6.B. "Compensation". The senior management employment agreements generally provide for terms and conditions of employment, including the payment of a base salary, participation in the Group’s short and long-term incentive compensation programs, notice provisions, severance benefits, change in control, double-trigger equity award vesting and participation in the Group’s health, welfare and retirement programs available to all senior executives. For certain members of senior management, the employment agreements also provide for executive life insurance and participation in the Group’s share purchase programs.
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
As publicly announced, in November 2013, the US Attorney’s Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships in connection with a US cross border tax investigation. On August 3, 2021, the Bank announced it had reached a resolution with the United States Department of Justice concerning this inquiry. The resolution is in the form of a non-prosecution agreement with a three-year term. The non-prosecution agreement concluded in July 2024. The Bank paid $5.6 million in respect of Forfeiture and Tax Restitution Amounts which is consistent with that previously provisioned for.
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

Our Historical Dividends

Since 2013 we have declared and paid dividends on a quarterly basis. For the year ended December 31, 2024, we declared four quarterly dividends of $0.44 per quarter totaling $1.76 for each common share held on record as of the applicable record dates.

The following table sets forth dividends paid per common share during the periods indicated.

	Year ended December 31
	2024	2023	2022
(in $, unless otherwise indicated)
Period
First Quarter	0.44	0.44	0.44
Second Quarter	0.44	0.44	0.44
Third Quarter	0.44	0.44	0.44
Fourth Quarter	0.44	0.44	0.44
Total dividends per common share	1.76	1.76	1.76
Total dividends per common share as a percentage of earnings per share (in %)	36.7%	38.1%	40.7%

On February 10, 2025, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 10, 2025 to shareholders of record on February 24, 2025.

B.Significant Changes
Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2024.

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
On December 27, 2023, Bermuda enacted the CIT Act 2023 ("CIT Act"), which provides for the taxation of in scope entities in respect of tax years beginning on or after January 1, 2025. The CIT Act was passed in response to the OECD Pillar Two initiative on global minimum tax, and largely mirrors the OECD’s Global Anti-Base Erosion Model rules. The Bermuda CIT will be charged on corporate profits at 15%, for Bermuda resident entities which are part of a multinational group with consolidated annual revenue in excess of €750m for at least two of the last four fiscal years. As defined under the CIT Act, the Bank (and each of its Bermuda subsidiaries) is a Bermuda constituent entity of a multi-national group. Based on our consolidated financial statements for the years ended December 2024, 2023, 2022 and 2021, and applying the relevant average exchange rate for BMD to EUR, our consolidated annual revenues are less than the €750 million threshold. However, given our consolidated annual revenues are sensitive to interest and foreign exchange rates, to the extent raised interest rates persist for an extended period, we may, in the future, become subject to tax in Bermuda under the CIT Act.
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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2024 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or any future years. However, PFIC status is a factual determination and there are uncertainties in the application of the relevant rules. Moreover, the IRS may issue guidance in the future with different requirements to be a qualified foreign bank, which we may not satisfy. Accordingly, there can be no assurances that we will not be a PFIC for any particular year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for our shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares.
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
Save for those arrangements described in Note 26 to the Bank’s December 31, 2024 consolidated financial statements, there are no contracts of significance subsisting during or at the end of the financial year ended December 31, 2024 in which a Director of the Bank is or was materially interested, either directly or indirectly.
WRITTEN NOTICE OF SHARE REPURCHASE PROGRAM — BSX REGULATION 6.38
On December 9, 2024, the Board approved, with effect from January 1, 2025 through to December 31, 2025, a common share repurchase program, authorizing the purchase for treasury of up to 2.7 million common shares.
The repurchase of shares pursuant to the repurchase program was confirmed by way of non-objection from the Bermuda Monetary Authority. The timing and amount of repurchase transactions will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.
Under the Bank’s share repurchase programs, the total shares acquired or purchased for cancellation during the year ended December 31, 2024 amounted to 4,490,940 common shares to be held as treasury shares or cancelled.
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
LARGE SHAREHOLDERS

See Item 7.A. "Major Shareholders" for a listing of registered holders of 5% or more of the issued share capital as at February 10, 2025.

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
Fax: (441) 292 9947
E-mail: info@butterfieldgroup.com

REGISTRAR AND TRANSFER AGENT
For Bermuda-registered securities:
(Effective February 1, 2025)
Artex Fund Services Ltd.
3rd Floor, Wessex House
45 Reid Street
Hamilton, HM 12
Bermuda
Tel: (441) 295 8478
E-mail: investorservices@artexrisk.com

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
Martello Court
Admiral Park
P.O. Box 253
St. Peter Port
Guernsey GY1 3QJ
Channel Islands
Tel: (44) 1481 711 521
Fax: (44) 1481 714 533
E-mail: guernsey@butterfieldgroup.com

Butterfield Trust (Guernsey) Limited
Trust and Fiduciary Services
Managing Director: Mandy Langmead
P.O. Box 25
Regency Court
Glategny Esplanade
St Peter Port
Guernsey GY1 3AP
Channel Islands
Tel: (44) 1481 711 521
Fax: (44) 1481 728 665
E-mail: guernsey@butterfieldgroup.com

JERSEY
Butterfield Bank (Guernsey) Limited, Jersey Branch
Community Banking, Corporate and Intermediary Banking, Private Banking, Credit and Treasury Services, Custody
Branch Manager: Michelle Le Blond
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

    The following table sets forth for the fiscal years indicated the fees charged by our principal accountant and its associated entities for various services provided during those periods:

In millions of $	Fiscal Year Ended
Type of Services	December 31, 2024	December 31, 2023	Description of Service
Audit services	5.5	5.4	(1)
Audit-related services	0.3	0.2	(1)
Other services	0.1	0.1	(2)
Total	5.9	5.7

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

    The below details purchases made by or on behalf of the issuer or any "affiliated purchaser," as defined in §240.10b-18(a)(3), of shares or other units of any class of the issuer's equity securities that are registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 78I) during the year ended December 31, 2024.

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

On July 22, 2024, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.1 million common shares through to December 31, 2024.

On December 9, 2024, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.7 million common shares through to December 31, 2025.

In the year ended December 31, 2024, the Bank retired 4,490,940 shares which were previously held as treasury shares as a result of these repurchases.

The following table summarizes our repurchases of our common shares during the year ended December 31, 2024.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced program	Maximum number of shares that may yet be purchased under the program
January 1, 2024				3,360,072
January 1 to 31, 2024	418,208	30.98	418,208	2,941,864
February 1 to 29, 2024	399,269	29.87	817,477	2,542,595
March 1 to 31, 2024	338,313	30.22	1,155,790	2,204,282
April 1 to 30, 2024	438,390	31.87	1,594,180	1,765,892
May 1 to 31, 2024	404,066	35.04	1,998,246	1,361,826
June 1 to 30, 2024	237,074	33.65	2,235,320	1,124,752
July 1 to 31, 2024	320,088	37.52	2,555,408	804,664
August 1 to 7, 2024	62,207	35.16	2,617,615	742,457
August 8, 2024				2,100,000
August 8 to 31, 2024	288,903	36.36	288,903	1,811,097
September 1 to 30, 2024	322,005	37.33	610,908	1,489,092
October 1 to 31, 2024	432,876	37.31	1,043,784	1,056,216
November 1 to 30, 2024	339,014	37.81	1,382,798	717,202
December 1 to 31, 2024	490,527	37.24	1,873,325	226,675

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
•Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors meet regularly in executive sessions without management present. In 2024, the Board held five executive sessions with only our independent directors present.
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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.
ITEM 16J. INSIDER TRADING POLICIES

The Bank is committed to promoting standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, the Bank has adopted a Group Insider Trading Policy governing the purchase, sale, and/or other dispositions of the Bank’s securities by persons designated by management as likely to be in possession of material non-public information (directors, officers, designated employees and designated contractors and close family members of such persons (“Covered Persons”)) as well as the Bank itself. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to the Bank. In order to ensure that the Group Insider Trading Policy remains fit for purpose this policy is presented to the Bank’s Corporate Governance Committee for annual review and recommendation to the Board for approval. A copy of our Group Insider Trading Policy is filed as Exhibit 11 to this annual report and is published on the Bank’s website.

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
Our crisis response structure consists of frameworks, policies and handbooks that work together to manage cybersecurity risks. This structure is intended to coordinate the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents. This includes processes to triage, assess severity of, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. The program is regularly reviewed and updated by the CISO through the Group Risk and Compliance Committee to address emerging threats and industry best practices.

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
The Bank’s CISO is the head of the Bank's cybersecurity team and reports directly to the President and Group Chief Risk Officer. The CISO is responsible for assessing and managing our cyber risk management program, informing senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervising such efforts. The CISO has more than 20 years’ experience in the field of information technology, cyber security and adjacent roles and is supported by a cybersecurity team that has decades of experience in selecting, deploying, and operating cybersecurity technologies, initiatives, and processes. The CISO reports regularly on the Bank’s cybersecurity program to the President & Group Chief Risk Officer as well as the Group Head of Compliance and Operational Risk, and presents information quarterly to the Group Risk and Compliance Committee.

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has completed an assessment of the effectiveness of Butterfield's internal control over financial reporting as at December 31, 2024. In making the assessment, management used the “Internal Control - Integrated Framework (2013)” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission.
Based upon the assessment performed, management concluded that as at December 31, 2024, Butterfield's internal control over financial reporting was effective. There have been no changes in Butterfield’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect Butterfield’s internal control over financial reporting.
The Bank's internal control over financial reporting as at December 31, 2024, has been audited by PricewaterhouseCoopers Ltd., an independent registered public accounting firm, as stated in their report on page F-3 of this annual report.

/s/ Michael Collins
Michael Collins
Chairman & Chief Executive Officer

/s/ Craig Bridgewater
Craig Bridgewater
Group Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Bank of N.T. Butterfield & Son Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Bank of N.T. Butterfield & Son Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for Credit Losses for Loans

As described in Notes 2 and 6 to the consolidated financial statements, management’s measurement of the allowance for credit losses for the Company’s loans takes into account historical loss information and is primarily based on the product of probability of default, loss given default and exposure at default (the “measurement approach”). At December 31, 2024, the allowance for credit losses for loans was $25.7 million on total loans of $4.5 billion. Management estimates the allowance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts, as well as the Company’s internal risk rating framework. Historical credit loss experience provides the basis for the estimation of expected credit losses. Management makes adjustments to historical loss information for differences in the current-loan specific risk characteristics such as changes in underwriting practices, vintage, portfolio mix, delinquency level, term, as well as changes in environmental conditions, such as changes in macroeconomic factors and collateral values. The allowance for credit losses for loans is measured on a collective pool basis when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis.

The principal consideration for our determination that performing procedures relating to the allowance for credit losses for loans is a critical audit matter is the high degree of auditor effort in performing procedures in evaluating management’s estimate of the allowance for credit losses for loans.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s measurement approach for the allowance for credit losses for loans, including controls over i) management’s consideration of the appropriateness of the measurement approach and models used, including model validation; ii) the completeness and accuracy of significant data used in the models; and iii) management’s determination and selection of significant assumptions used in the models. These procedures also included, among others i) testing management’s process for determining the allowance for credit losses for loans ii) evaluating the appropriateness of management’s measurement approach and models; iii) testing the completeness, accuracy, relevance and reliability of the underlying data used in the models; and iii) evaluating the reasonableness of management’s significant assumptions, including probability of default and loss given default assumptions, used in the models.

/s/PricewaterhouseCoopers Ltd.
Hamilton, Bermuda
February 19, 2025

We have served as the Company’s auditor since 1961.

The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets
(In thousands of US dollars, except share and per share data)

	As at
	December 31, 2024	December 31, 2023
Assets
Cash and demand deposits with banks - Non-interest bearing	93,145	91,826
Demand deposits with banks - Interest bearing	165,741	151,104
Cash equivalents - Interest bearing	1,739,226	1,403,718
Cash and cash equivalents	1,998,112	1,646,648
Securities purchased under agreements to resell	1,205,373	187,274
Short-term investments	580,026	1,038,037
Investment in securities
Available-for-sale at fair value (including assets pledged that secured parties are permitted to sell or repledge: $93,468 (2023: nil) (amortized cost: $2,435,752 (2023: $1,995,050))	2,272,486	1,831,129
Held-to-maturity (fair value: $2,671,040 (2023: $2,976,709))	3,240,290	3,461,097
Total investment in securities	5,512,776	5,292,226
Loans
Loans	4,499,300	4,771,608
Allowance for credit losses	(25,709)	(25,759)
Loans, net of allowance for credit losses	4,473,591	4,745,849
Premises, equipment and computer software, net	153,782	154,362
Goodwill	23,617	24,107
Other intangible assets, net	65,992	74,800
Equity method investments	6,594	7,063
Other real estate owned, net	—	450
Accrued interest and other assets	211,533	203,204
Total assets	14,231,396	13,374,020

Liabilities
Deposits
Non-interest bearing	2,687,877	2,656,659
Interest bearing	10,058,032	9,330,049
Total deposits	12,745,909	11,986,708
Securities sold under agreements to repurchase	92,562	—
Employee benefit plans	83,589	88,694
Accrued interest and other liabilities	189,799	196,531
Total other liabilities	365,950	285,225
Long-term debt	98,725	98,490
Total liabilities	13,210,584	12,370,423
Commitments, contingencies and guarantees (Note 12)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 43,537,979 (2023: 47,529,045)	435	475
Additional paid-in capital	916,394	988,904
Retained earnings	422,461	342,520
Less: treasury common shares, at cost: 619,212 (2023: 619,212)	(23,063)	(18,104)
Accumulated other comprehensive income (loss)	(295,415)	(310,198)
Total shareholders’ equity	1,020,812	1,003,597
Total liabilities and shareholders’ equity	14,231,396	13,374,020
The accompanying notes are an integral part of these consolidated financial statements.

/s/ Michael Collins
Michael Collins
Chairman of the Board

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations
(In thousands of US dollars, except per share data)

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Non-interest income
Asset management	36,329	32,468	29,727
Banking	63,682	58,818	57,120
Foreign exchange revenue	51,248	46,132	47,831
Trust	61,329	57,768	52,312
Custody and other administration services	13,815	13,319	13,626
Other non-interest income	3,612	3,831	5,971
Total non-interest income	230,015	212,336	206,587
Interest income
Interest and fees on loans	304,112	317,361	249,390
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	48,892	35,589	38,939
Held-to-maturity	75,638	80,533	76,853
Cash and cash equivalents, securities purchased under agreements to resell and short-term investments	157,075	112,147	33,201
Total interest income	585,717	545,630	398,383
Interest expense
Deposits	227,001	170,504	45,176
Long-term debt	5,485	8,091	9,601
Securities sold under agreements to repurchase	2,028	75	22
Total interest expense	234,514	178,670	54,799
Net interest income before provision for credit losses	351,203	366,960	343,584
Provision for credit (losses) recoveries	(1,662)	(4,452)	(2,396)
Net interest income after provision for credit losses	349,541	362,508	341,188
Net gains (losses) on equity securities	—	43	14
Net realized gains (losses) on available-for-sale investments	—	(14)	(19)
Net gains (losses) on other real estate owned	50	(40)	448
Net other gains (losses)	327	3,764	1,079
Total other gains (losses)	377	3,753	1,522
Total net revenue	579,933	578,597	549,297
Non-interest expense
Salaries and other employee benefits	174,024	177,939	166,189
Technology and communications	66,057	61,979	56,740
Professional and outside services	22,694	21,056	19,640
Property	34,081	31,374	31,442
Indirect taxes	22,672	21,457	21,982
Non-service employee benefits expense	3,929	5,590	3,775
Marketing	6,530	6,456	6,357
Amortization of intangible assets	8,006	5,728	5,680
Other expenses	21,093	20,759	19,790
Total non-interest expense	359,086	352,338	331,595
Net income before income taxes	220,847	226,259	217,702
Income tax benefit (expense)	(4,531)	(767)	(3,682)
Net income	216,316	225,492	214,020

Earnings per common share
Basic earnings per share	4.80	4.62	4.32
Diluted earnings per share	4.71	4.58	4.29
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income
(In thousands of US dollars)

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Net income	216,316	225,492	214,020

Other comprehensive income (loss), net of taxes
Unrealized net gains (losses) on translation of net investment in foreign operations	(713)	222	(4,787)
Net changes on investments transferred to held-to-maturity	8,148	9,145	(91,303)
Unrealized net gains (losses) on available-for-sale investments	635	57,435	(198,363)
Employee benefit plans adjustments	6,713	452	41,918
Other comprehensive income (loss), net of taxes	14,783	67,254	(252,535)

Total comprehensive income (loss)	231,099	292,746	(38,515)
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity

	Year ended
	December 31, 2024		December 31, 2023		December 31, 2022
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of year	47,529,045	475	50,277,466	503	49,911,351	499
Retirement of shares	(4,490,940)	(45)	(3,133,717)	(32)	(102,000)	(1)
Issuance of common shares	499,874	5	385,296	4	468,115	5
Balance at end of year	43,537,979	435	47,529,045	475	50,277,466	503

Additional paid-in capital
Balance at beginning of year		988,904		1,032,632		1,017,640
Share-based compensation		20,448		20,232		16,441
Share-based settlements		554		580		636
Retirement of shares		(93,507)		(64,536)		(2,080)
Issuance of common shares, net of underwriting discounts and commissions		(5)		(4)		(5)
Balance at end of year		916,394		988,904		1,032,632

Retained earnings
Balance at beginning of year		342,520		229,732		104,329
Net Income for the year		216,316		225,492		214,020
Common share cash dividends declared and paid, $1.76 per share (2023: $1.76 per share)		(79,581)		(86,186)		(87,343)
Retirement of shares		(56,794)		(26,518)		(1,274)
Balance at end of year		422,461		342,520		229,732

Treasury common shares
Balance at beginning of year	619,212	(18,104)	619,212	(20,600)	619,212	(20,058)
Purchase of treasury common shares	4,490,940	(155,305)	3,133,717	(88,590)	102,000	(3,897)
Retirement of shares	(4,490,940)	150,346	(3,133,717)	91,086	(102,000)	3,355
Balance at end of year	619,212	(23,063)	619,212	(18,104)	619,212	(20,600)

Accumulated other comprehensive income (loss)
Balance at beginning of year		(310,198)		(377,452)		(124,917)
Other comprehensive income (loss), net of taxes		14,783		67,254		(252,535)
Balance at end of year		(295,415)		(310,198)		(377,452)
Total shareholders' equity		1,020,812		1,003,597		864,815
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from operating activities
Net income	216,316	225,492	214,020
Adjustments to reconcile net income to operating cash flows
Depreciation, accretion and amortization	42,158	36,212	40,177
Provision for credit losses (recoveries)	1,662	4,452	2,396
Share-based payments and settlements	21,002	20,812	17,077
Net change in equity securities at fair value	—	236	(14)
Net realized (gains) losses on available-for-sale investments	—	14	19
Net (gains) losses on other real estate owned	(50)	40	(448)
(Increase) decrease in carrying value of equity method investments	334	165	(39)
Dividends received from equity method investments	135	5,256	169
Net other non-cash movements	—	1,089	—
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	(10,011)	4,623	(54,021)
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(6,114)	1,899	(65)
Cash provided by (used in) operating activities	265,432	300,290	219,271

Cash flows from investing activities
Net (increase) decrease in securities purchased under agreements to resell	(1,040,931)	(127,403)	36,236
Short-term investments other than restricted cash: proceeds from maturities and sales	2,232,366	1,960,286	2,745,132
Short-term investments other than restricted cash: purchases	(1,764,289)	(2,057,132)	(2,548,734)
Available-for-sale investments: proceeds from sale	—	5,586	7,631
Available-for-sale investments: proceeds from maturities and pay downs	507,014	292,049	230,718
Available-for-sale investments: purchases	(951,990)	(71,859)	(83,900)
Held-to-maturity investments: proceeds from maturities and pay downs	258,489	276,606	403,424
Held-to-maturity investments: purchases	(37,712)	—	(383,332)
Net (increase) decrease in loans	236,975	457,295	(90,185)
Additions to premises, equipment and computer software	(21,049)	(26,932)	(26,876)
Proceeds from sale of other real estate owned	588	646	1,909
Purchase of intangible assets	(481)	(27,341)	—
Cash provided by (used in) investing activities	(581,020)	681,801	292,023

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from financing activities
Net increase (decrease) in deposits	873,120	(1,198,146)	(415,566)
Net increase (decrease) in securities sold under agreements to repurchase	97,326	—	—
Repayment of long-term debt	—	(75,000)	—
Common shares repurchased	(155,305)	(88,590)	(3,897)
Cash dividends paid on common shares	(79,581)	(86,186)	(87,343)
Cash provided by (used in) financing activities	735,560	(1,447,922)	(506,806)
Net effect of exchange rates on cash, cash equivalents and restricted cash	(3,690)	21,545	(91,439)
Net increase (decrease) in cash, cash equivalents and restricted cash	416,282	(444,286)	(86,951)
Cash, cash equivalents and restricted cash: beginning of year	1,672,260	2,116,546	2,203,497
Cash, cash equivalents and restricted cash: end of year	2,088,542	1,672,260	2,116,546

Components of cash, cash equivalents and restricted cash at end of year
Cash and cash equivalents	1,998,112	1,646,648	2,100,787
Restricted cash included in short-term investments on the consolidated balance sheets	90,430	25,612	15,759
Total cash, cash equivalents and restricted cash at end of year	2,088,542	1,672,260	2,116,546

Supplemental disclosure of cash flow information
Cash interest paid	235,514	162,394	48,643
Cash income taxes paid	2,227	1,928	4,818

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	87	336	1,603
Transfer of available-for-sale investments to held-to-maturity investments	—	—	998,157
Initial recognition of right-of-use assets and operating lease liabilities	2,068	3,268	3,476
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

F. Securities Purchased Under Agreements to Resell
Securities purchased under agreements to resell are treated as collateralized lending transactions. The obligation to resell is recorded at the amount at which the securities will be subsequently sold.

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

I. Loans
Loans are reported as the principal amount outstanding, net of allowance for credit losses, fair value adjustments arising from hedge accounting and net deferred loan fees. Interest income is recognized over the term of the loan using the effective interest method, or on a basis approximating a level rate of return over the term of the loan, except for loans classified as non-accrual. Prepayments are treated as a reduction of principal outstanding which is recognized upon receipt of payment. Prepayment penalties, if applicable under the terms of the specific loan agreement, are recognized also upon receipt of payment.

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

Loan Modifications
The Bank evaluates whether a modified loan represents a new loan or a continuation of an existing loan. If the effective yield on the restructured loan is at least equal to the effective yield for comparable loans with similar collection risks and the modifications to the original loan are more than minor, the Bank will derecognize the existing loan and recognize the restructured loan as a new loan. If a loan restructuring does not meet these conditions, the Bank will account for the modification as a continuation of the existing loan. See Note 6: Loans for the new required disclosures.

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

For AFS debt securities in an unrealized loss position, the Bank first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any change in fair value that has not been recorded through an allowance for credit losses and that is not accounted for as being hedged is recognized in other comprehensive income.

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

L. Premises, Equipment and Computer Software

Land is carried at cost. Buildings, equipment and computer software, including leasehold improvements, are carried at cost less accumulated depreciation. The Bank computes depreciation using the straight-line method over the estimated useful life of an asset, which is up to 50 years for buildings, and 3 to 10 years for other equipment. For leasehold improvements the Bank uses the straight-line method over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. The Bank capitalizes certain costs, including interest costs incurred during the development phase, associated with the acquisition or development of internal use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life, which is between 5 and 10 years. The Bank capitalizes certain implementation costs for cloud computing arrangements, which includes infrastructure as a service, and these costs are then amortized on a straight-line basis over the term of the arrangement. Management reviews the recoverability of the carrying amount of premises, equipment and computer software when indicators of impairment exist and an impairment charge is recorded when the carrying amount of the reviewed asset is deemed not recoverable by future expected cash flows to be derived from the use and disposition of the asset. If there is a disposition of premises, equipment and computer software, a gain is recorded if the difference of the proceeds on disposition is in excess of the asset's carrying value. Otherwise, a loss is recorded. If there is an abandonment out of premises, equipment and computer software, the full carrying value of the asset is recognized as a loss.

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

O. Segment Information
Beginning January 1, 2024, the Bank adopted Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU provides amendments to improve reportable segment disclosure requirements. The Bank is required to adopt these amendments for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 on a retrospective basis.

Accordingly, from the date of adoption, on an annual and interim basis, significant expenses that are regularly provided to the CODM, the title and position of the CODM, the description of expenses included in “Other expenses”, and the measures used by the CODM in assessing segment performance are disclosed.

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

Q. Securities Sold Under Agreements to Repurchase
Securities sold under agreements to repurchase (securities financing agreements) are treated as collateralized financing transactions. The obligation to repurchase is recorded at the amount at which the securities will be subsequently repurchased.

R. Collateral
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

S. Employee Benefit Plans
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

T. Share-Based Compensation
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

U. Revenue Recognition
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

V. Fair Values
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

W. Impairment or Disposal of Long-Lived Assets
Potential impairment losses are initially assessed by comparing the carrying amount of an asset group to the sum of the undiscounted cash flows expected from its use and disposal. The impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets that are to be disposed of other than by sale are classified and accounted for as held for use until the date of disposal or abandonment. Assets that meet certain criteria are classified as held for sale and are measured at the lower of their carrying amounts or fair value less estimated costs to sell.

X. Credit-Related Arrangements
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

Y. Income Taxes
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

Z. Consolidated Statements of Cash Flows
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

AA. Earnings Per Share
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

AB. New Accounting Pronouncements
The following accounting developments were issued during the year ended December 31, 2024 or are accounting standards pending adoption:

In November 2024, the FASB published ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The new guidance requires additional disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented. The ASU is effective for all public entities with fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Bank has determined that this ASU will not have a material impact on its consolidated financial statements.

Note 3: Cash and cash equivalents

	December 31, 2024	December 31, 2023
Non-interest bearing
Cash and demand deposits with banks	93,145	91,826

Interest bearing
Demand deposits with banks	165,741	151,104
Cash equivalents	1,739,226	1,403,718
Sub-total - Interest bearing	1,904,967	1,554,822

Total cash and cash equivalents	1,998,112	1,646,648

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements
(In thousands of US dollars, unless otherwise stated)

Note 4: Short-term investments

	December 31, 2024	December 31, 2023
Unrestricted
Maturing within three months	415,072	639,133
Maturing between three to six months	74,524	321,850
Maturing between six to twelve months	—	51,442
Total unrestricted short-term investments	489,596	1,012,425

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand and term deposits	90,430	25,612
Total restricted short-term investments	90,430	25,612

Total short-term investments	580,026	1,038,037

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets AFS investments are carried at fair value and HTM investments are carried at amortized cost.

	December 31, 2024				December 31, 2023
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
US government and federal agencies	2,324,841	1,451	(162,673)	2,163,619	1,721,278	1,382	(158,875)	1,563,785
Non-US governments debt securities	93,803	—	(335)	93,468	254,532	—	(4,355)	250,177
Asset-backed securities - Student loans	40	—	—	40	40	—	—	40
Residential mortgage-backed securities	17,068	—	(1,709)	15,359	19,200	—	(2,073)	17,127
Total available-for-sale	2,435,752	1,451	(164,717)	2,272,486	1,995,050	1,382	(165,303)	1,831,129

Held-to-maturity[1]
US government and federal agencies	3,240,290	—	(569,250)	2,671,040	3,461,097	—	(484,388)	2,976,709
Total held-to-maturity	3,240,290	—	(569,250)	2,671,040	3,461,097	—	(484,388)	2,976,709
1 For the years ended December 31, 2024, 2023 and 2022, impairments recognized in other comprehensive income for HTM investments were nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS debt securities that were in an unrealized loss position as of December 31, 2024, comprising 184 securities representing 87.7% of the AFS portfolios' carrying value (December 31, 2023: 163 and 96.2%), represent credit losses. Total gross unrealized AFS losses were 8.3% of the fair value of the affected securities (December 31, 2023: 9.4%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the CECL model. HTM debt securities that were in an unrealized loss position as of December 31, 2024, were comprised of 220 securities representing 100.0% of the HTM portfolios’ carrying value (December 31, 2023: 219 and 100%). Total gross unrealized HTM losses were 21.3% of the fair value of affected securities (December 31, 2023: 16.3%).

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

Investments in Residential mortgage-backed securities relate to 13 securities (December 31, 2023: 13) which are rated AAA and possess similar significant credit enhancement as described above. No credit losses were recognized on these securities as the weighted average credit support and the weighted average loan-to-value ratios range from 16% - 50% and 44% - 52%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.

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

	Less than 12 months		12 months or more
December 31, 2024	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	696,835	(7,922)	1,187,094	(154,751)	1,883,929	(162,673)
Non-US governments debt securities	—	—	93,468	(335)	93,468	(335)
Asset-backed securities - Student loans	—	—	40	—	40	—
Residential mortgage-backed securities	—	—	15,359	(1,709)	15,359	(1,709)
Total available-for-sale securities with unrealized losses	696,835	(7,922)	1,295,961	(156,795)	1,992,796	(164,717)

Held-to-maturity securities with unrealized losses
US government and federal agencies	36,713	(476)	2,634,326	(568,774)	2,671,039	(569,250)

	Less than 12 months		12 months or more
December 31, 2023	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	7,855	(137)	1,486,104	(158,738)	1,493,959	(158,875)
Non-US governments debt securities	—	—	250,177	(4,355)	250,177	(4,355)
Asset-backed securities - Student loans	—	—	40	—	40	—
Residential mortgage-backed securities	—	—	17,127	(2,073)	17,127	(2,073)
Total available-for-sale securities with unrealized losses	7,855	(137)	1,753,448	(165,166)	1,761,303	(165,303)

Held-to-maturity securities with unrealized losses
US government and federal agencies	—	—	2,976,709	(484,388)	2,976,709	(484,388)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
December 31, 2024	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	—	15,004	976,353	—	—	1,172,262	2,163,619
Non-US governments debt securities	93,468	—	—	—	—	—	93,468
Asset-backed securities - Student loans	—	—	—	—	—	40	40
Residential mortgage-backed securities	—	—	—	—	—	15,359	15,359
Total available-for-sale	93,468	15,004	976,353	—	—	1,187,661	2,272,486

Held-to-maturity
US government and federal agencies	—	—	—	—	—	3,240,290	3,240,290

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	December 31, 2024		December 31, 2023
Pledged Investments - secured customer deposit product	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	22,888	21,062	27,459	25,785
Held-to-maturity	95,588	84,003	96,952	88,399

The Bank also pledges certain non-US governments debt investment securities to secure the Bank's repurchase agreements. Where the secured party has the right to sell or repledge the collateral, the Bank discloses such pledged financial assets separately in the accompanying consolidated balance sheets.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Sale Proceeds and Realized Gains and Losses of AFS Securities

	Year ended
	December 31, 2024			December 31, 2023			December 31, 2022
	Sale proceeds	Gross realized gains	Transfers of HTM	Sale proceeds	Gross realized gains	Gross realized (losses)	Sale proceeds	Gross realized gains	Gross realized (losses)	Transfers of HTM[1]
US government and federal agencies	—	—	—	—	—	—	—	—	—	998,157
Asset-backed securities - Student loans	—	—	—	5,586	—	(14)	7,631	—	(19)	—
Total	—	—	—	5,586	—	(14)	7,631	—	(19)	998,157
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

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal and business loans are generally repayable over terms not exceeding five years. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The credit card portfolio is managed as a single portfolio and includes consumer and business cards. The effective yield on total loans as at December 31, 2024 is 6.29% (December 31, 2023: 6.46%). The interest receivable on total loans as at December 31, 2024 is $8.0 million (December 31, 2023: $23.1 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The amortized cost of loans by credit quality classification and allowance for expected credit losses by class of loans is as follows:

December 31, 2024	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	266,303	—	—	—	266,303	(462)	265,841
Commercial and industrial	210,911	347	778	18,026	230,062	(11,147)	218,915
Commercial overdrafts	115,558	1,896	—	1	117,455	(75)	117,380
Total commercial loans	592,772	2,243	778	18,027	613,820	(11,684)	602,136

Commercial real estate loans
Commercial mortgage	572,875	858	2,301	17,520	593,554	(3,267)	590,287
Construction	48,484	—	—	—	48,484	—	48,484
Total commercial real estate loans	621,359	858	2,301	17,520	642,038	(3,267)	638,771

Consumer loans
Automobile financing	18,010	—	6	164	18,180	(34)	18,146
Credit card	90,433	—	244	—	90,677	(1,919)	88,758
Overdrafts	37,110	—	—	38	37,148	(378)	36,770
Other consumer[1]	45,180	—	832	733	46,745	(923)	45,822
Total consumer loans	190,733	—	1,082	935	192,750	(3,254)	189,496

Residential mortgage loans	2,849,805	23,619	137,093	40,175	3,050,692	(7,504)	3,043,188

Total	4,254,669	26,720	141,254	76,657	4,499,300	(25,709)	4,473,591
1 Other consumer loans’ amortized cost includes $10 million of cash and portfolio secured lending and $27 million of lending secured by buildings in construction or other collateral.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality classification is as follows:

December 31, 2024	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2024	497,053	—	267	—	497,320
2023	366,278	—	506	51	366,835
2022	759,398	888	750	4	761,040
2021	422,496	781	—	13	423,290
2020	270,060	451	32,733	7,503	310,747
Prior	1,690,525	22,704	106,754	69,047	1,889,030
Overdrafts and credit cards	248,859	1,896	244	39	251,038
Total amortized cost	4,254,669	26,720	141,254	76,657	4,499,300

December 31, 2023	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2023	446,889	—	—	—	446,889
2022	868,598	141	—	1,024	869,763
2021	522,169	146	—	—	522,315
2020	364,225	457	25,534	12	390,228
2019	526,356	339	272	8,979	535,946
Prior	1,559,264	17,110	119,332	50,872	1,746,578
Overdrafts and credit cards	257,518	1,690	551	130	259,889
Total amortized cost	4,545,019	19,883	145,689	61,017	4,771,608

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

December 31, 2024	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	266,303	266,303
Commercial and industrial	217	—	17,227	17,444	212,618	230,062
Commercial overdrafts	—	—	1	1	117,454	117,455
Total commercial loans	217	—	17,228	17,445	596,375	613,820

Commercial real estate loans
Commercial mortgage	346	—	17,520	17,866	575,688	593,554
Construction	—	—	—	—	48,484	48,484
Total commercial real estate loans	346	—	17,520	17,866	624,172	642,038

Consumer loans
Automobile financing	83	35	153	271	17,909	18,180
Credit card	514	280	244	1,038	89,639	90,677
Overdrafts	—	—	38	38	37,110	37,148
Other consumer	739	31	733	1,503	45,242	46,745
Total consumer loans	1,336	346	1,168	2,850	189,900	192,750

Residential mortgage loans	17,520	5,797	106,965	130,282	2,920,410	3,050,692

Total amortized cost	19,419	6,143	142,881	168,443	4,330,857	4,499,300

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2023	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	274,854	274,854
Commercial and industrial	—	—	18,392	18,392	259,804	278,196
Commercial overdrafts	—	—	87	87	118,707	118,794
Total commercial loans	—	—	18,479	18,479	653,365	671,844

Commercial real estate loans
Commercial mortgage	—	355	3,133	3,488	593,247	596,735
Construction	—	—	—	—	10,981	10,981
Total commercial real estate loans	—	355	3,133	3,488	604,228	607,716

Consumer loans
Automobile financing	124	42	112	278	18,684	18,962
Credit card	902	255	392	1,549	84,085	85,634
Overdrafts	—	—	42	42	42,673	42,715
Other consumer	—	89	2,296	2,385	42,037	44,422
Total consumer loans	1,026	386	2,842	4,254	187,479	191,733

Residential mortgage loans	23,483	17,559	102,224	143,266	3,157,049	3,300,315

Total amortized cost	24,509	18,300	126,678	169,487	4,602,121	4,771,608

Changes in Allowances For Credit Losses
The allowance for expected credit losses remained flat as at December 31, 2024 compared to December 31, 2023. As disclosed in Note 2: Significant accounting policies, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Year ended December 31, 2024
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	11,248	1,441	3,096	9,974	25,759
Provision increase (decrease)	887	2,214	933	(2,160)	1,874
Recoveries of previous charge-offs	—	—	1,154	227	1,381
Charge-offs, by origination year
2024	—	—	—	—	—
2023	—	—	(20)	—	(20)
2022	—	—	—	—	—
2021	—	(180)	—	—	(180)
2020	—	(180)	(5)	—	(185)
Prior	(427)	(28)	(100)	(533)	(1,088)
Overdrafts and credit cards	(24)	—	(1,801)	—	(1,825)
Other	—	—	(3)	(4)	(7)
Allowances for expected credit losses at end of year	11,684	3,267	3,254	7,504	25,709

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended December 31, 2023
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	12,143	884	2,696	9,238	24,961
Provision increase (decrease)	570	566	1,223	2,066	4,425
Recoveries of previous charge-offs	70	—	975	612	1,657
Charge-offs, by origination year
2023	—	—	(4)		(4)
2022	—	—	(52)	—	(52)
2021	—	—	(31)	—	(31)
2020	—	—	(33)	—	(33)
2019	—	—	(2)	—	(2)
Prior	(1,474)	(8)	(122)	(2,128)	(3,732)
Overdrafts and credit cards	(66)	—	(1,536)	—	(1,602)
Other	5	(1)	(18)	186	172
Allowances for expected credit losses at end of year	11,248	1,441	3,096	9,974	25,759

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

Non-Performing Loans
During the year ended December 31, 2024, no interest was recognized on non-accrual loans. No credit deteriorated loans were purchased during the period.

	December 31, 2024				December 31, 2023
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	17,209	817	—	18,026	18,086	306	—	18,392
Commercial overdrafts	—	1	—	1	—	88	—	88
Total commercial loans	17,209	818	—	18,027	18,086	394	—	18,480

Commercial real estate loans
Commercial mortgage	17,410	110	—	17,520	1,958	1,175	—	3,133
Total commercial real estate loans	17,410	110	—	17,520	1,958	1,175	—	3,133

Consumer loans
Automobile financing	126	38	—	164	124	15	—	139
Credit card	—	—	244	244	—	—	392	392
Overdrafts	—	38	—	38	—	42	—	42
Other consumer	528	205	—	733	512	327	1,682	2,521
Total consumer loans	654	281	244	1,179	636	384	2,074	3,094

Residential mortgage loans	22,630	17,545	72,693	112,868	20,059	18,326	70,325	108,710
Total non-performing loans	57,903	18,754	72,937	149,594	40,739	20,279	72,399	133,417

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Loan Modifications Made to Borrowers Experiencing Financial Difficulty
The following table summarizes the amortized cost basis of loan modifications made to borrowers experiencing financial difficulty during the year ended December 31, 2024.

	Amortized cost basis					Weighted average financial effects
December 31, 2024	Term extension and interest rate reduction	Payments delay in # of months	Term extension	Interest rate reduction	In % of the class of loans	Months of payment delay	Months of term extension	Interest rate reduction
Commercial mortgage	—	—	—	636	0.1%	0	0	3.0%
Other consumer	—	—	56	782	1.8%	0	34	4.0%
Residential mortgage loans	3,823	750	7,490	5,230	0.6%	6	31	3.1%

	Amortized cost basis				Weighted average financial effects
December 31, 2023	Term extension and interest rate reduction	Term extension	Interest rate reduction	In % of the class of loans	Months of term extension	Interest rate reduction
Commercial mortgage	472	—	—	0.1%	22	1.8%
Residential mortgage loans	2,938	3,499	7,428	0.4%	35	3.3%

Age analysis and subsequent default of modified loans.
As at December 31, 2024 all loans for which a concession was granted during the preceding 12 months are current, except for the following:

Residential mortgage loans
- $0.5 million (2023: Nil) of residential mortgages for which a reduction in interest rate was granted are 30 to 59 days past due;
- Nil (2023: $0.3 million) of residential mortgages for which a reduction in interest rate was granted are 60 to 89 days past due; and
- Nil (2023: $0.8 million) of residential mortgages for which a reduction in interest rate was granted had a payment default and are 90 days or more past due.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2024				December 31, 2023
Geographic region	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Belgium	2,478	—	—	2,478	2,815	—	—	2,815
Bermuda	37,227	1,631,461	186,210	1,854,898	39,843	1,772,429	189,190	2,001,462
Canada	1,417,882	—	—	1,417,882	1,198,290	—	—	1,198,290
Cayman Islands	40,675	1,068,142	218,817	1,327,634	46,870	1,171,213	197,333	1,415,416
France	207,687	—	—	207,687	—	—	—	—
Germany	1,178	—	—	1,178	1,637	—	—	1,637
Guernsey	1	552,994	103,979	656,974	1	630,157	180,179	810,337
Ireland	8,672	—	—	8,672	13,849	—	—	13,849
Japan	121,862	—	—	121,862	15,831	—	—	15,831
Jersey	—	223,964	68,217	292,181	—	181,647	17,514	199,161
Mauritius	1,055	—	—	1,055	994	—	—	994
Norway	100,148	—	—	100,148	94,698	—	—	94,698
Switzerland	3,377	—	—	3,377	1,952	—	—	1,952
The Bahamas	184	3,791	—	3,975	990	5,625	—	6,615
United Kingdom	1,240,116	1,018,948	137,654	2,396,718	558,724	1,010,537	162,002	1,731,263
United States	599,264	—	—	599,264	894,259	—	—	894,259
Other	1,705	—	—	1,705	1,206	—	—	1,206
Total gross exposure	3,783,511	4,499,300	714,877	8,997,688	2,871,959	4,771,608	746,218	8,389,785

Note 8: Premises, equipment and computer software

	December 31, 2024			December 31, 2023
Category	Cost	Accumulated depreciation	Net carrying value	Cost	Accumulated depreciation	Net carrying value
Land	8,333	—	8,333	8,333	—	8,333
Buildings	204,473	(91,401)	113,072	198,692	(88,670)	110,022
Equipment	27,128	(19,304)	7,824	26,583	(19,730)	6,853
Computer hardware and software in use	100,630	(78,012)	22,618	164,231	(136,804)	27,427
Computer software in development	1,935	—	1,935	1,727	—	1,727
Total	342,499	(188,717)	153,782	399,566	(245,204)	154,362

During the year ended December 31, 2023, the Bank completed the upgrade of its core banking systems and online platforms in Bermuda and Cayman and concurrently decommissioned the legacy systems that were fully depreciated in the amount of $54.8 million. During the same year, the Bank inaugurated its new flagship retail banking center in Bermuda which formed part of the multi-year Bermuda Head Office renovation project.

	Year ended
Depreciation charged to operating expenses	December 31, 2024	December 31, 2023	December 31, 2022
Buildings (included in Property expense)	9,202	7,334	5,963
Equipment (included in Property expense)	2,384	2,389	2,390
Computer hardware and software (included in Technology and communication expense)	9,768	10,044	10,124
Total depreciation charged to operating expenses	21,354	19,767	18,477

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 9: Goodwill and other intangible assets

Goodwill

	Segment
	Cayman	Channel Islands and the UK	Other	Total
Balance at December 31, 2021	551	22,738	2,067	25,356
Foreign exchange translation adjustment	—	(2,466)	2	(2,464)
Balance at December 31, 2022	551	20,272	2,069	22,892
Foreign exchange translation adjustment	—	1,143	72	1,215
Balance at December 31, 2023	551	21,415	2,141	24,107
Foreign exchange translation adjustment	—	(396)	(94)	(490)
Balance at December 31, 2024	551	21,019	2,047	23,617

Customer Relationship Intangible Assets

	December 31, 2024			December 31, 2023
Segment	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
Bermuda	29,785	(20,727)	9,058	29,785	(19,297)	10,488
Cayman	16,517	(9,967)	6,550	16,517	(8,865)	7,652
Channel Islands and the UK	97,860	(67,760)	30,100	97,760	(63,746)	34,014
Other	24,923	(4,639)	20,284	24,540	(1,894)	22,646
Total	169,085	(103,093)	65,992	168,602	(93,802)	74,800
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

During the year ended December 31, 2024, no new customer intangible assets were acquired. During the year ended December 31, 2023, the Bank acquired $27.3 million of new customer relationship intangible assets with an estimated useful life of 15 years via the aforementioned asset acquisition. During the year ended December 31, 2024, no amounts were written off (December 31, 2023: Nil). The amortization expense amounted to $8.0 million (December 31, 2023: $5.7 million, December 31, 2022: $5.7 million) and the foreign exchange translation adjustment decreased the net carrying amount by $1.3 million (December 31, 2023: increased by $1.7 million, December 31, 2022: decreased by $3.6 million). The estimated aggregate amortization expense for each of the succeeding five years is $7.6 million.

Note 10: Deposits

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
December 31, 2024	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,687,877	5,579,775	8,267,652	51,608	18,035	19,912	10,395	99,950	8,367,602
Term - $100k or more	N/A	N/A	—	3,540,636	416,374	348,301	72,996	4,378,307	4,378,307
Total deposits	2,687,877	5,579,775	8,267,652	3,592,244	434,409	368,213	83,391	4,478,257	12,745,909

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2023	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,656,659	5,602,255	8,258,914	42,571	15,177	18,877	10,360	86,985	8,345,899
Term - $100k or more	N/A	N/A	—	2,633,800	474,034	459,325	73,650	3,640,809	3,640,809
Total deposits	2,656,659	5,602,255	8,258,914	2,676,371	489,211	478,202	84,010	3,727,794	11,986,708
¹ The weighted-average interest rate on interest-bearing demand deposits as at December 31, 2024 is 0.87% (December 31, 2023: 0.81%).

By Type and Segment	December 31, 2024			December 31, 2023
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	3,535,770	1,245,294	4,781,064	3,487,911	985,180	4,473,091
Cayman	2,793,194	1,177,909	3,971,103	2,971,581	1,033,515	4,005,096
Channel Islands and the UK	1,938,688	2,055,054	3,993,742	1,799,422	1,709,099	3,508,521
Total deposits	8,267,652	4,478,257	12,745,909	8,258,914	3,727,794	11,986,708

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
The following table presents the financial position of the Bank’s defined benefit pension plans and the Bank’s post-retirement medical benefit plan, which is unfunded. The Bank measures the benefit obligations and plan assets annually on each December 31 and therefore, the most recent measurement date is December 31, 2024.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2024		December 31, 2023		December 31, 2022
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Accumulated benefit obligation at end of year	99,013	83,578	110,004	88,682	106,748	91,983

Change in projected benefit obligation
Projected benefit obligation at beginning of year	110,004	88,682	106,748	91,983	157,478	125,968
Service cost	—	54	—	76	—	130
Interest cost	5,134	4,385	5,367	4,786	3,026	3,114
Benefits paid	(7,961)	(3,324)	(7,829)	(3,244)	(9,153)	(5,774)
Actuarial (gain) loss	(7,453)	(6,219)	3,368	(4,919)	(37,425)	(31,455)
Foreign exchange translation adjustment	(711)	—	2,350	—	(7,178)	—
Projected benefit obligation at end of year	99,013	83,578	110,004	88,682	106,748	91,983

Change in plan assets
Fair value of plan assets at beginning of year	136,653	—	137,294	—	179,025	—
Actual return on plan assets	(1,501)	—	3,725	—	(24,574)	—
Employer contribution	153	3,324	386	3,244	207	5,774
Benefits paid	(7,961)	(3,324)	(7,829)	(3,244)	(9,153)	(5,774)
Foreign exchange translation adjustment	(925)	—	3,077	—	(8,211)	—
Fair value of plan assets at end of year	126,419	—	136,653	—	137,294	—

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost included in accrued interest and other assets	27,417	—	26,661	—	30,581	—
Accrued pension benefit cost included in employee benefit plans liability	(11)	(83,578)	(12)	(88,682)	(35)	(91,983)
Surplus (deficit) of plan assets over projected benefit obligation at measurement date	27,406	(83,578)	26,649	(88,682)	30,546	(91,983)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

		Year ended
		December 31, 2024		December 31, 2023		December 31, 2022
		Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Amounts recognized in accumulated other comprehensive income (loss) consist of:
Net actuarial gain (loss), excluding deferred taxes		(48,969)	22,022	(51,165)	18,114	(47,452)	14,528
Net prior service credit (cost)		(313)	(5,770)	(398)	(6,294)	(453)	(6,818)
Net amount recognized in accumulated other comprehensive income (loss)		(49,282)	16,252	(51,563)	11,820	(47,905)	7,710

Annual benefit expense
Expense component	Line item in the consolidated statements of operations
Service cost	Salaries and other employee benefits	—	54	—	76	—	130
Interest cost	Non-service employee benefits expense	5,134	4,385	5,367	4,786	3,026	3,114
Expected return on plan assets	Non-service employee benefits expense	(6,240)	—	(6,117)	—	(6,632)	—
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,358	524	2,284	524	2,218	1,444
Amortization of prior service (credit) loss	Non-service employee benefits expense	79	(2,311)	79	(1,333)	81	524
(Gain) loss on settlement	Net other gains (losses)/Non-service employee benefits expense	—	—	—	—	(907)	—
Defined benefit (income) expense		1,331	2,652	1,613	4,053	(2,214)	5,212
Defined contribution expense		8,363	—	8,525	—	7,825	—
Total benefit (income) expense		9,694	2,652	10,138	4,053	5,611	5,212
The components of benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of operations.

Other changes recognized in other comprehensive income (loss)
Net gain (loss) arising during the year		(288)	6,219	(5,762)	4,919	6,218	31,455
Net loss (gain) on settlement reclassified to net income		—	—	—	—	(907)	—
Amortization of net actuarial (gains) losses		2,358	524	2,284	524	2,218	1,444
Amortization of prior service (credit) cost		79	(2,311)	79	(1,333)	81	524
Foreign exchange adjustment		132	—	(259)	—	885	—
Total changes recognized in other comprehensive income (loss)		2,281	4,432	(3,658)	4,110	8,495	33,423
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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Actuarial Assumptions

	Year ended
	December 31, 2024		December 31, 2023		December 31, 2022
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Actuarial assumptions used to determine annual benefit expense
Weighted average discount rate	4.85%	5.16%	5.20%	5.37%	2.30%	2.88%
Weighted average rate of compensation increases[1]	3.20%	N/A	3.00%	N/A	3.00%	N/A
Weighted average expected long-term rate of return on plan assets	5.80%	N/A	6.30%	N/A	4.45%	N/A
Weighted average annual medical cost increase rate	N/A	6.8% to 4.5% in 2040	N/A	6.9% to 4.5% in 2040	N/A	7.0% to 4.5% in 2040

Actuarial assumptions used to determine benefit obligations at end of year
Weighted average discount rate	5.55%	5.67%	4.85%	5.16%	5.20%	5.37%
Weighted average rate of compensation increases[1]	3.20%	N/A	3.00%	N/A	3.00%	N/A
Weighted average annual medical cost increase rate	N/A	6.6% to 4.5% in 2040	N/A	6.8% to 4.5% in 2040	N/A	6.9% to 4.5% in 2040
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

	December 31, 2024		December 31, 2023
Weighted average actual and target asset allocations of the pension plans by asset category	Actual allocation	Target allocation	Actual allocation	Target allocation
Debt securities (including debt mutual funds)	70%	74%	70%	74%
Equity securities (including equity mutual funds)	20%	9%	20%	9%
Other	10%	17%	10%	17%
Total	100%	100%	100%	100%

Fair Value Measurements of Pension Plans' Assets
The following table presents the fair value of the plans' assets by category and level of inputs used in their respective fair value determination as described in "Note 2: Significant accounting policies", except the level 3 security, for which the valuation determination is described following the below table:

	December 31, 2024				December 31, 2023
	Fair value determination				Fair value determination
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value
US government and federal agencies	—	30,748	—	30,748	—	34,278	—	34,278
Non-US governments debt securities	—	39,127	—	39,127	—	44,383	—	44,383
Corporate debt securities	—	19,137	—	19,137	—	17,604	—	17,604
Equity securities and mutual funds	1,066	24,790	—	25,856	926	25,986	—	26,912
Other	497	833	10,221	11,551	410	1,244	11,822	13,476
Total fair value of plans' assets	1,563	114,635	10,221	126,419	1,336	123,495	11,822	136,653
The Level 3 assets consist of insured annuity policies covering the full pension benefits of certain plan members. The fair value of these policies is deemed equal to the actuarial value of the projected benefit obligation for the insured benefits. At December 31, 2024, 19.5% (December 31, 2023: 19.1%) of the assets of the pension plans were mutual funds and equity securities managed or administered by wholly-owned subsidiaries of the Bank. At December 31, 2024, 0.8% (December 31, 2023: 0.7%) of the plans' assets were invested in common shares of the Bank.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Estimated 2025 Bank contribution to and estimated benefit payments for the next ten years under the pension and post-retirement medical benefit plans are as follows:

	Pension plans	Post- retirement medical benefit plan
Estimated Bank contributions for the full year ending December 31, 2025	—	5,323
Estimated benefit payments by year:
2025	7,400	5,323
2026	7,300	5,544
2027	7,900	5,744
2028	7,400	5,905
2029	7,500	6,054
2030-2034	36,200	31,721

Note 12: Credit related arrangements, repurchase agreements and commitments

Commitments
As at December 31, 2024, the Bank was committed to expenditures under contract for information technology services sourcing of $20.3 million (December 31, 2023: $32.1 million). The Bank funded its expenditures with its own resources and plans to fund those currently in progress with its own resources, which may be obtained through cash on hand, cash flows from operations and issuances of debt and equity securities.

The following table summarizes the Bank's commitments for sourcing and other agreements:

Year ending December 31	Sourcing	Other	Total
2025	11,233	27,700	38,933
2026	9,092	18,122	27,214
2027	—	12,896	12,896
2028	—	7,549	7,549
2029	—	3,292	3,292
2030 & thereafter	—	19	19
Total commitments	20,325	69,578	89,903

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

The Bank has a facility with one of its custodians, whereby the Bank may offer up to $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31, 2024, $138.4 million (December 31, 2023: $120.0 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	December 31, 2024	December 31, 2023
Commitments to extend credit	475,289	496,577
Documentary and commercial letters of credit	1,576	1,824
Total unfunded commitments to extend credit	476,865	498,401
Allowance for credit losses	(90)	(302)

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2024			December 31, 2023
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	236,220	207,267	28,953	244,288	237,139	7,149
Letters of guarantee	1,792	1,756	36	3,529	3,493	36
Total	238,012	209,023	28,989	247,817	240,632	7,185

Repurchase agreements
The Bank utilizes repurchase agreements and resell agreements (reverse repurchase agreements) to manage liquidity that are carried at the amounts at which the securities will be subsequently sold or repurchased. The risks of these transactions include changes in the fair value of the securities posted or received as collateral and other credit related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.

As at December 31, 2024, the Bank had 15 open positions (December 31, 2023: 5) in resell agreements with a remaining maturity of less than 120 days involving pools of mortgages issued by US federal agencies and non-US government debt securities. The carrying value of these resell agreements is $1.2 billion (December 31, 2023: $187.3 million) and are included in securities purchased under agreements to resell on the consolidated balance sheets. As at December 31, 2024, there were no positions (December 31, 2023: no positions) which were offset on the consolidated balance sheets to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

As at December 31, 2024, the Bank had one open position (December 31, 2023: nil) in a repurchase agreement with a remaining maturity of less than 30 days involving one non-US government debt security, with the carrying value of the repurchase agreement being $92.6 million (December 31, 2023: nil).

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

As publicly announced, in November 2013, the US Attorney’s Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships in connection with a US cross border tax investigation. On August 3, 2021, the Bank announced it had reached a resolution with the United States Department of Justice concerning this inquiry. The resolution was in the form of a non-prosecution agreement with a three-year term which concluded in July 2024. The Bank paid $5.6 million in respect of Forfeiture and Tax Restitution Amounts which is consistent with that previously provisioned for.

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

	Year ended
	December 31, 2024	December 31, 2023
Lease costs
Operating lease costs	7,685	7,673
Short-term lease costs	1,645	2,490
Sublease income	(580)	(1,126)
Total net lease cost	8,750	9,037
Operating lease income	1,362	1,200
Other information for the period
Right-of-use assets related to new operating lease liabilities	2,068	3,268
Operating cash flows from operating leases	6,903	7,808

	Year ended
Other information at end of period	December 31, 2024	December 31, 2023
Operating leases right-of-use assets (included in other assets on the balance sheets)	35,347	33,445
Operating lease liabilities (included in other liabilities on the balance sheets)	35,604	33,014
Weighted average remaining lease term for operating leases (in years)	11.87	9.52
Weighted average discount rate for operating leases	5.93%	5.60%

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2024:
Year ending December 31	Operating Leases
2025	5,249
2026	4,910
2027	4,911
2028	4,909
2029	3,667
2030 & thereafter	16,746
Total commitments	40,392
Less: effect of discounting cash flows to their present value	(4,788)
Operating lease liabilities	35,604

Note 14: Loan interest income

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Contractual interest earned	298,975	312,256	243,115

Amortization
Amortization of fair value hedge	(202)	(232)	(259)
Amortization of loan origination fees (net of amortized costs)	4,953	5,015	6,026
Amortization of fair value adjustment on purchased loans	386	322	508
Total loan interest income	304,112	317,361	249,390

Balance of unamortized fair value hedge included in loans as at year end	402	604	836
Balance of unamortized loan fees included in loans as at year end	9,373	10,822	11,878

Note 15: Segmented information

The Bank is managed by the Chairman & CEO, its CODM, on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with GAAP. Each reportable segment has a managing director who reports to the Chairman & CEO. The Chairman & CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the Chairman & CEO in assessing operating performance. Segment results are determined based on the Bank's management reporting system, which assigns balance sheet and statement of operations items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

Accounting policies of the reportable segments are the same as those described in Note 2: Significant accounting policies. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expenses. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan. Other expenses are comprised of marketing, non-service employee benefits and other non-interest expenses.

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

The Channel Islands and the UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to individuals, private clients, trusts, financial institutions and funds including deposit services, mortgage lending and credit card services, private and corporate banking, treasury services, internet banking, wealth management and fiduciary services. In 2023, the segment began issuing credit cards to local residents of Guernsey and Jersey. The UK jurisdiction provides mortgage services for high-value residential properties.

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

Total Assets by Segment	December 31, 2024	December 31, 2023
Bermuda	5,438,279	5,181,431
Cayman	4,337,829	4,341,739
Channel Islands and the UK	4,526,623	4,204,561
Other	62,682	63,470
Total assets before inter-segment eliminations	14,365,413	13,791,201
Less: inter-segment eliminations	(134,017)	(417,181)
Total	14,231,396	13,374,020

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

2024	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Year ended December 31
Interest income
Interest income	222,674	159,109	203,696	238	585,717	—	585,717
Interest income - Inter-segment	7,140	5,275	1,048	—	13,463	(13,463)	—
Interest income Total	229,814	164,384	204,744	238	599,180	(13,463)	585,717

Interest expense
Interest expense	53,559	46,948	134,007	—	234,514	—	234,514
Interest expense - Inter-segment	6,290	29	7,144	—	13,463	(13,463)	—
Interest expense Total	59,849	46,977	141,151	—	247,977	(13,463)	234,514

Net interest income
Net interest income	169,115	112,161	69,689	238	351,203	—	351,203
Net interest income - Inter-segment	850	5,246	(6,096)	—	—	—	—
Net interest income Total	169,965	117,407	63,593	238	351,203	—	351,203

Non-interest income	93,733	71,949	44,366	42,361	252,409	(22,394)	230,015

Allowance for credit losses	(1,834)	135	37	—	(1,662)	—	(1,662)

Net revenue before gains and losses	261,864	189,491	107,996	42,599	601,950	(22,394)	579,556

Gains and losses	88	—	289	—	377	—	377

Total net revenue	261,952	189,491	108,285	42,599	602,327	(22,394)	579,933

Expenses
Salaries and other employee benefits	74,985	27,207	45,617	26,215	174,024	—	174,024
Technology and communications	30,866	14,196	9,823	1,404	56,289	—	56,289
Non-income taxes	17,231	1,965	2,225	1,251	22,672	—	22,672
Professional and outside services	14,033	2,135	5,581	945	22,694	—	22,694
Property	9,015	2,925	8,085	2,469	22,494	—	22,494
Amortisation of intangible assets	1,429	1,101	3,456	2,020	8,006	—	8,006
Depreciation	13,174	4,517	3,078	585	21,354	—	21,354
Income tax benefit (expense)	—	—	3,337	1,194	4,531	—	4,531
Other expenses	37,885	13,002	(54)	3,114	53,947	(22,394)	31,553
Expenses Total	198,618	67,048	81,148	39,197	386,011	(22,394)	363,617

Net income	63,334	122,443	27,137	3,402	216,316	—	216,316

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

2023	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Year ended December 31
Interest income
Interest income	220,946	159,043	165,558	83	545,630	—	545,630
Interest income - Inter-segment	1,925	6,908	1,358	—	10,191	(10,191)	—
Interest income Total	222,871	165,951	166,916	83	555,821	(10,191)	545,630

Interest expense
Interest expense	36,511	31,214	110,945	—	178,670	—	178,670
Interest expense - Inter-segment	5,699	1,050	3,442	—	10,191	(10,191)	—
Interest expense Total	42,210	32,264	114,387	—	188,861	(10,191)	178,670

Net interest income
Net interest income	184,435	127,829	54,613	83	366,960	—	366,960
Net interest income - Inter-segment	(3,774)	5,858	(2,084)	—	—	—	—
Net interest income Total	180,661	133,687	52,529	83	366,960	—	366,960

Non-interest income	89,948	66,891	39,074	35,801	231,714	(19,378)	212,336

Allowance for credit losses	(4,755)	61	242	—	(4,452)	—	(4,452)

Net revenue before gains and losses	265,854	200,639	91,845	35,884	594,222	(19,378)	574,844

Gains and losses	4,011	(4)	(253)	(1)	3,753	—	3,753

Total net revenue	269,865	200,635	91,592	35,883	597,975	(19,378)	578,597

Expenses
Salaries and other employee benefits	78,573	30,067	46,272	23,027	177,939	—	177,939
Technology and communications	29,232	12,556	8,670	1,476	51,934	—	51,934
Non-income taxes	16,769	1,817	1,821	1,050	21,457	—	21,457
Professional and outside services	14,006	1,815	4,301	934	21,056	—	21,056
Property	9,116	2,882	7,239	2,414	21,651	—	21,651
Amortisation of intangible assets	1,430	1,101	2,821	376	5,728	—	5,728
Depreciation	11,390	3,677	4,018	682	19,767	—	19,767
Income tax benefit (expense)	—	—	1,278	(511)	767	—	767
Other expenses	38,343	10,596	1,511	1,734	52,184	(19,378)	32,806
Expenses Total	198,859	64,511	77,931	31,182	372,483	(19,378)	353,105

Net income	71,006	136,124	13,661	4,701	225,492	—	225,492

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

2022	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Year ended December 31
Interest income
Interest income	180,663	118,898	98,797	25	398,383	—	398,383
Interest income - Inter-segment	1,734	2,641	3,630	—	8,005	(8,005)	—
Interest income Total	182,397	121,539	102,427	25	406,388	(8,005)	398,383

Interest expense
Interest expense	15,333	5,597	33,869	—	54,799	—	54,799
Interest expense - Inter-segment	5,122	48	2,835	—	8,005	(8,005)	—
Interest expense Total	20,455	5,645	36,704	—	62,804	(8,005)	54,799

Net interest income
Net interest income	165,330	113,301	64,928	25	343,584	—	343,584
Net interest income - Inter-segment	(3,388)	2,593	795	—	—	—	—
Net interest income Total	161,942	115,894	65,723	25	343,584	—	343,584

Non-interest income	87,855	66,696	40,485	29,425	224,461	(17,874)	206,587

Allowance for credit losses	(1,226)	(573)	(597)	—	(2,396)	—	(2,396)

Net revenue before gains and losses	248,571	182,017	105,611	29,450	565,649	(17,874)	547,775

Gains and losses	23	(19)	1,503	15	1,522	—	1,522

Total net revenue	248,593	181,998	107,114	29,466	567,171	(17,874)	549,297

Expenses
Salaries and other employee benefits	75,216	28,600	42,769	19,604	166,189	—	166,189
Technology and communications	26,145	10,680	8,932	859	46,616	—	46,616
Non-income taxes	17,195	2,080	1,780	927	21,982	—	21,982
Professional and outside services	12,222	1,709	4,455	1,254	19,640	—	19,640
Property	9,544	4,458	6,945	2,141	23,088	—	23,088
Amortisation of intangible assets	1,430	1,101	2,790	359	5,680	—	5,680
Depreciation	10,339	3,469	4,033	636	18,477	—	18,477
Income tax benefit (expense)	—	—	3,213	469	3,682	—	3,682
Other expenses	36,585	10,023	(962)	2,151	47,797	(17,874)	29,923
Expenses Total	188,676	62,120	73,955	28,400	353,151	(17,874)	335,277

Net income	59,917	119,878	33,159	1,066	214,020	—	214,020

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

For foreign-currency-denominated financial instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCIL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See "Note 23: Accumulated other comprehensive income (loss)" for details on the amount recognized into AOCIL during the current period from translation gain or loss.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2024	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	1	23,235	986	—	986
Fair value hedges	Currency swaps	3	139,512	—	(4,496)	(4,496)
Derivatives not formally designated as hedging instruments	Currency swaps	54	2,008,630	44,038	(7,181)	36,857
Subtotal risk management derivatives			2,171,377	45,024	(11,677)	33,347

Client services derivatives	Spot and forward foreign exchange	145	217,490	1,681	(1,589)	92
Total derivative instruments			2,388,867	46,705	(13,266)	33,439

December 31, 2023	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	5	97,194	18	(267)	(249)
Fair value hedges	Currency swaps	3	150,826	5,361	—	5,361
Derivatives not formally designated as hedging instruments	Currency swaps	57	1,368,006	5,350	(22,206)	(16,856)
Subtotal risk management derivatives			1,616,026	10,729	(22,473)	(11,744)

Client services derivatives	Spot and forward foreign exchange	99	220,292	1,761	(1,646)	115
Total derivative instruments			1,836,318	12,490	(24,119)	(11,629)
In addition to the above, as at December 31, 2024 foreign denominated deposits of £277.1 million (December 31, 2023: £240.3 million), SGD1.5 million (December 31, 2023: Nil) and CHF 0.4 million (December 31, 2023: CHF 0.4 million) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

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

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2024				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	46,705	(11,227)	35,478	—	(250)	35,228

Derivative liabilities
Spot and forward foreign exchange and currency swaps	13,266	(11,227)	2,039	—	(682)	1,357
Net positive fair value			33,439

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2023				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	12,490	(10,148)	2,342	—	(368)	1,974

Derivative liabilities
Spot and forward foreign exchange and currency swaps	24,119	(10,148)	13,971	—	(8,401)	5,570
Net negative fair value			(11,629)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Year ended
Derivative instrument	Consolidated statements of operations line item	December 31, 2024	December 31, 2023	December 31, 2022
Spot and forward foreign exchange	Foreign exchange revenue	(24)	(47)	28
Currency swaps, not designated as hedge	Foreign exchange revenue	53,714	(14,639)	(7,188)
Currency swaps - fair value hedges	Foreign exchange revenue	(9,857)	2,837	3,842
Total net gains (losses) recognized in net income		43,833	(11,849)	(3,318)

Derivative instrument	Consolidated statements of comprehensive income line item	December 31, 2024	December 31, 2023	December 31, 2022
Currency swaps - net investment hedge	Unrealized net gains (losses) on translation of net investment in foreign operations	1,235	(35)	(1,123)
Total net gains (losses) recognized in comprehensive income		1,235	(35)	(1,123)

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

Financial instruments in Level 1 include US and UK Government Treasury notes.

Financial instruments in Level 2 include government debt securities, mortgage-backed securities, other asset-backed securities, forward foreign exchange contracts and securities sold under agreements to repurchase.

There were no Level 3 investments as at December 31, 2024 and December 31, 2023.

During the year ended December 31, 2024 and December 31, 2023, there were no transfers between Level 1 and Level 2 or Level 2 and Level 3.

	December 31, 2024				December 31, 2023
	Fair value			Total carrying amount / fair value	Fair value			Total carrying amount / fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Items that are recognized at fair value on a recurring basis:
Financial assets
Available-for-sale investments
US government and federal agencies	991,357	1,172,262	—	2,163,619	715,965	847,820	—	1,563,785
Non-US governments debt securities	93,468	—	—	93,468	250,177	—	—	250,177
Asset-backed securities - Student loans	—	40	—	40	—	40	—	40
Residential mortgage-backed securities	—	15,359	—	15,359	—	17,127	—	17,127
Total available-for-sale	1,084,825	1,187,661	—	2,272,486	966,142	864,987	—	1,831,129

Other assets - Derivatives	—	35,478	—	35,478	—	2,342	—	2,342

Financial liabilities
Other liabilities - Derivatives	—	2,039	—	2,039	—	13,971	—	13,971

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

The table below summarizes realized and unrealized gains and losses for Level 3 assets still held at the reporting date.

	December 31, 2024	December 31, 2023	December 31, 2022
	Available- for-sale investments	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of year	—	—	13,174
Proceeds from sales, paydowns and maturities	—	—	(7,631)
Change in unrealized gains (losses) recognized in other comprehensive income	—	—	102
Realized and unrealized gains recognized in net income	—	—	(19)
Transfers in (out of) Level 3 out of (into) Level 2 - AFS	—	—	(5,626)
Carrying amount at end of year	—	—	—
Cumulative gain (loss) recognized in other comprehensive income	—	—	(14)

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		December 31, 2024			December 31, 2023
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash and cash equivalents	Level 1	1,998,112	1,998,112	—	1,646,648	1,646,648	—
Securities purchased under agreements to resell	Level 2	1,205,373	1,205,373	—	187,274	187,274	—
Short-term investments	Level 1	580,026	580,026	—	1,038,037	1,038,037	—
Investments held-to-maturity	Level 2	3,240,290	2,671,040	(569,250)	3,461,097	2,976,709	(484,388)
Loans, net of allowance for credit losses	Level 2	4,473,591	4,433,872	(39,719)	4,745,849	4,700,532	(45,317)
Other real estate owned¹	Level 2	—	—	—	450	450	—

Financial liabilities
Term deposits	Level 2	4,478,257	4,482,978	(4,721)	3,727,794	3,732,610	(4,816)
Securities sold under agreements to repurchase	Level 2	92,562	92,562	—	—	—	—
Long-term debt	Level 2	98,725	98,361	364	98,490	96,145	2,345
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

December 31, 2024	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash and cash equivalents	1,905	—	—	—	—	93	1,998
Securities purchased under agreements to resell	1,142	63	—	—	—	—	1,205
Short-term investments	505	75	—	—	—	—	580
Investments	93	6	22	1,097	4,294	—	5,512
Loans	2,398	104	229	1,407	283	53	4,474
Other assets	—	—	—	—	—	462	462
Total assets	6,043	248	251	2,504	4,577	608	14,231

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	1,021	1,021
Demand deposits	5,580	—	—	—	—	2,688	8,268
Term deposits	3,593	434	368	83	—	—	4,478
Securities sold under agreements to repurchase	93	—	—	—	—	—	93
Other liabilities	—	—	—	—	—	273	273
Long-term debt	—	98	—	—	—	—	98
Total liabilities and shareholders' equity	9,266	532	368	83	—	3,982	14,231

Interest rate sensitivity gap	(3,223)	(284)	(117)	2,421	4,577	(3,374)	—
Cumulative interest rate sensitivity gap	(3,223)	(3,507)	(3,624)	(1,203)	3,374	—	—

December 31, 2023	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash and cash equivalents	1,555	—	—	—	—	92	1,647
Securities purchased under agreement to resell	187	—	—	—	—	—	187
Short-term investments	665	322	51	—	—	—	1,038
Investments	174	52	156	765	4,145	—	5,292
Loans	2,378	114	330	1,548	338	38	4,746
Other assets	—	—	—	—	—	464	464
Total assets	4,959	488	537	2,313	4,483	594	13,374

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	1,004	1,004
Demand deposits	5,602	—	—	—	—	2,657	8,259
Term deposits	2,676	489	479	84	—	—	3,728
Other liabilities	—	—	—	—	—	285	285
Long-term debt	—	—	—	98	—	—	98
Total liabilities and shareholders' equity	8,278	489	479	182	—	3,946	13,374

Interest rate sensitivity gap	(3,319)	(1)	58	2,131	4,483	(3,352)	—
Cumulative interest rate sensitivity gap	(3,319)	(3,320)	(3,262)	(1,131)	3,352	—	—

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

No interest was capitalized during the years ended December 31, 2024, 2023 and 2022.

In the event the Bank would be in a position to redeem long-term debt, priority would go to the redemption of the higher interest-bearing Series, subject to availability relative to the earliest date the Series is redeemable at the Bank's option.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at December 31, 2024. The interest payments are calculated until contractual maturity using the SOFR as outlined below.

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100,000	7,480	38,757	4,828
Total					100,000	7,480	38,757	4,828
Unamortized debt issuance costs					(1,275)
Long-term debt less unamortized debt issuance costs					98,725

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

During the year ended December 31, 2024, there were no options to purchase common shares outstanding (December 31, 2023: nil, December 31, 2022: nil). During the year ended December 31, 2024, the average number of outstanding awards of unvested common shares was 1.7 million (December 31, 2023: 1.5 million, December 31, 2022: 1.1 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Net income	216,316	225,492	214,020

Basic Earnings Per Share
Weighted average number of common shares issued	45,701	49,423	50,214
Weighted average number of common shares held as treasury stock	(619)	(619)	(619)
Weighted average number of common shares (in thousands)	45,082	48,804	49,595

Basic Earnings Per Share	4.80	4.62	4.32

Diluted Earnings Per Share
Weighted average number of common shares	45,082	48,804	49,595
Net dilution impact related to awards of unvested common shares	817	473	265
Weighted average number of diluted common shares (in thousands)	45,899	49,277	49,860

Diluted Earnings Per Share	4.71	4.58	4.29

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

In May 2020, the Board of Directors approved the 2020 Omnibus Plan (the "2020 Plan"). Under the 2020 Plan, 3.0 million shares are initially available for grant to employees in the form of stock options or unvested share awards. Both types of awards are detailed below.

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

There were no stock options outstanding as at December 31, 2024 and December 31, 2023.

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

The grant date weighted average fair value (which equals the actual trading price prevailing on grant date) of unvested share awards granted in the years ended December 31, 2024, 2023 and 2022 was $30.11, $32.89 and $35.05, respectively. The Bank expects to settle these awards by issuing new shares.

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

Executive Long-Term Incentive Share Program
Under the Bank’s ELTIP, performance shares as well as time-vesting shares were awarded to employees and executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vesting shares will generally vest over the three-year period from the effective grant date.

Employee Share Purchase Plan
The Bank's ESPP was approved in July 2021 and registered in November 2021. The first offering period started in May 2022. Under the Bank's ESPP, eligible employees may elect to contribute up to 15% of their regular compensation toward the purchase of Bank's shares at a 10% discount from market price on the closing date of each offering period. The ESPP specifies two consecutive six month offering periods per year. In the case of termination of employment or voluntary partial or full withdrawal from the plan, the related current offering period ESPP contributions are refunded to the employee and thus cannot be used to purchase shares under the ESPP. During the year ended December 31, 2024, 16,762 shares (December 31, 2023: 26,551 shares) were issued under the ESPP.

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Year ended
	December 31, 2024		December 31, 2023		December 31, 2022
	EDIP	ELTIP	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of year	665	915	621	705	297	704
Granted	105	573	199	395	486	280
Vested (fair value in 2024: $14.2 million, 2023: $11.2 million; 2022: $17.3 million)	(139)	(333)	(155)	(185)	(162)	(279)
Forfeitures and cancellations	(3)	(4)	—	—	—	—
Outstanding at end of year	628	1,151	665	915	621	705

Share-based Compensation Cost Recognized in Net Income
	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	EDIP and ELTIP	EDIP and ELTIP	EDIP and ELTIP
Cost recognized in net income	19,971	19,676	16,215

	Year ended
Unrecognized Share-based Compensation Cost	December 31, 2024		December 31, 2023
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	8,829	1.88	11,774	2.66

ELTIP
Time vesting shares	66	1.12	118	2.12
Performance vesting shares	15,877	1.79	12,416	1.76
Total unrecognized expense	24,772		24,308

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

On July 22, 2024, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.1 million common shares through to December 31, 2024.

On December 9, 2024, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.7 million common shares through to December 31, 2025.

In the year ended December 31, 2024, the Bank repurchased and retired 4,490,940 shares.

	Year ended December 31
Common share repurchases	2024	2023	2022
Acquired number of shares (to the nearest 1)	4,490,940	3,133,717	102,000
Average cost per common share	34.58	28.27	38.21
Total cost (in US dollars)	155,305,756	88,590,240	3,897,268

Note 23: Accumulated other comprehensive income (loss)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2024				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of year	(25,478)	(82,067)	(162,910)	(51,563)	11,820	(39,743)	(310,198)
Other comprehensive income (loss), net of taxes	(713)	8,148	635	2,281	4,432	6,713	14,783
Balance at end of year	(26,191)	(73,919)	(162,275)	(49,282)	16,252	(33,030)	(295,415)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2023				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of year	(25,700)	(91,212)	(220,345)	(47,905)	7,710	(40,195)	(377,452)
Other comprehensive income (loss), net of taxes	222	9,145	57,435	(3,658)	4,110	452	67,254
Balance at end of year	(25,478)	(82,067)	(162,910)	(51,563)	11,820	(39,743)	(310,198)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2022				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of year	(20,913)	91	(21,982)	(56,400)	(25,713)	(82,113)	(124,917)
Transfer of AFS investments to HTM investments	—	(99,143)	99,143	—	—	—	—
Other comprehensive income (loss), net of taxes	(4,787)	7,840	(297,506)	8,495	33,423	41,918	(252,535)
Balance at end of year	(25,700)	(91,212)	(220,345)	(47,905)	7,710	(40,195)	(377,452)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCIL Components		Year ended
	Line item in the consolidated statements of operations, if any	December 31, 2024	December 31, 2023	December 31, 2022
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	(8,876)	19,420	(38,925)
Gains (losses) on net investment hedge	N/A	8,163	(19,198)	34,138
Net change		(713)	222	(4,787)

Held-to-maturity investment adjustments
Net unamortized gains (losses) transferred from AFS	N/A	—	—	(99,143)
Amortization of net gains (losses) to net income	Interest income on investments	8,148	9,145	7,840
Net change		8,148	9,145	(91,303)

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	355	60,199	(298,768)
Net unrealized (gains) losses transferred to HTM	N/A	—	—	99,143
Transfer of realized (gains) losses to net income	Net realized gains (losses) on AFS investments	—	14	19
Foreign currency translation adjustments of related balances	N/A	280	(2,778)	1,243
Net change		635	57,435	(198,363)

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	(288)	(5,762)	6,218
Net loss (gain) on settlement reclassified to net income	Net other gains (losses)	—	—	(907)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,358	2,284	2,218
Change in deferred taxes	N/A	—	—	—
Amortization of prior service (credit) cost	Non-service employee benefits expense	79	79	81
Foreign currency translation adjustments of related balances	N/A	132	(259)	885
Net change		2,281	(3,658)	8,495

Post-retirement healthcare plan
Net actuarial gain (loss)	N/A	6,219	4,919	31,455
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	524	524	1,444
Amortization of prior service (credit) cost	Non-service employee benefits expense	(2,311)	(1,333)	524
Net change		4,432	4,110	33,423

Other comprehensive income (loss), net of taxes		14,783	67,254	(252,535)

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

Dividends Declared
During the year ended December 31, 2024, the Bank declared and paid cash dividends of $1.76 (December 31, 2023: $1.76, December 31, 2022: $1.76) for each common share as of the related record dates. On February 10, 2025, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 10, 2025 to shareholders of record on February 24, 2025.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Regulatory Capital
The Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at December 31, 2024 and 2023. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

	December 31, 2024		December 31, 2023
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	1,066,058	N/A	1,042,506	N/A
Tier 1 capital	1,066,058	N/A	1,042,506	N/A
Tier 2 capital	107,061	N/A	109,423	N/A
Total capital	1,173,119	N/A	1,151,929	N/A

Risk Weighted Assets	4,539,376	N/A	4,540,745	N/A

Leverage Ratio Exposure Measure	14,679,662	N/A	13,777,771	N/A

Capital Ratios (%)
CET 1 capital	23.5%	10.0%	23.0%	10.0%
Tier 1 capital	23.5%	11.5%	23.0%	11.5%
Total capital	25.8%	13.5%	25.4%	13.5%
Leverage ratio	7.3%	5.0%	7.6%	5.0%

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

For the years ended December 31, 2024, 2023, and 2022, the Bank had no uncertain tax positions.

The Bank records income taxes based on the enacted tax laws and rates applicable in the relevant jurisdictions for the years ended December 31, 2024, 2023, and 2022. For the years ended December 31, 2024, 2023, and 2022, the Bank did not incur any interest or pay any penalties.

	Year ended
Income taxes in consolidated statements of operations	December 31, 2024	December 31, 2023	December 31, 2022
Current tax expense	3,949	1,909	3,223
Deferred tax (recovery) expense	582	(1,142)	459
Total tax (benefit) expense	4,531	767	3,682

Reconciliation between the Effective Income Tax Rate and the Statutory Income Tax Rate

	Year ended
	December 31, 2024		December 31, 2023		December 31, 2022
	$	%	$	%	$	%
Income tax expense in international offices taxed at different rates	4,440	2.0	2,814	1.2	4,349	2.0
Expenses not deductible for tax purposes	864	0.4	454	0.2	283	0.1
Prior year tax adjustments	(196)	(0.1)	45	—	83	—
Effect of change in tax rate	(117)	(0.1)	(76)	—	125	0.1
Change in valuation allowance	(566)	(0.3)	(2,192)	(1.0)	(1,364)	(0.6)
Other - net	106	—	(278)	(0.1)	206	0.1
Income tax (benefit) expense at effective tax rate	4,531	1.9	767	0.3	3,682	1.7

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Deferred income taxes	December 31, 2024	December 31, 2023

Deferred income tax asset
Tax loss carried forward	3,783	5,058
Allowance for compensated absence	23	23
Deferred income tax asset before valuation allowance	3,806	5,081
Less: valuation allowance	(721)	(1,287)
Deferred income tax asset after valuation allowance	3,085	3,794

Deferred income tax liability
Fixed assets	(531)	(595)
Total deferred income tax liability	(531)	(595)
Net deferred income tax assets	2,554	3,199

Management assesses the available positive and negative evidence to evaluate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as at December 31, 2024, a valuation allowance of $0.7 million (December 31, 2023: $1.3 million) has been recognized to record only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry-forward period change, or if there are changes in the available positive and negative evidence.

The Bank has net taxable loss carry forwards related to the Bank’s international operations of approximately $16.9 million (December 31, 2023: $22.8 million). Of these losses available to carry forward, $16.2 million (December 31, 2023: $21.1 million) have an indefinite life.

Note 26: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have deposits with the Bank, have loans and/or are guarantors for loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at December 31, 2024 and December 31, 2023. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2022	20,393
Net loans issued (repaid) during the year	(658)
Balance at December 31, 2023	19,735
Net loans issued (repaid) during year	(1,081)
Effect of changes in the composition of related parties	983
Balance at December 31, 2024	19,637

Consolidated balance sheets	December 31, 2024	December 31, 2023
Deposits	92,182	100,364

	Year ended December 31
Consolidated statement of operations	2024	2023	2022
Interest and fees on loans	1,244	1,149	900
Total non-interest expense	188	202	—
Other non-interest income	269	230	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements
(In thousands of US dollars, unless otherwise stated)

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets		December 31, 2024	December 31, 2023
Loans		9,056	9,801
Deposits		811	288
Accrued interest and other liabilities		167	305

	Year ended December 31
Consolidated statement of operations	2024	2023	2022
Interest and fees on loans	780	827	669
Total non-interest expense	1,562	1,573	1,720
Other non-interest income	252	242	242

Investments
As at December 31, 2024, several Butterfield mutual funds which are managed by a wholly-owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets		December 31, 2024	December 31, 2023
Deposits		9,441	4,633

	Year ended December 31
Consolidated statement of operations	2024	2023	2022
Asset management	11,003	9,461	7,379
Custody and other administration services	1,385	1,163	839
Interest expense - deposits	—	489	—

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
(In thousands of US dollars, unless otherwise stated)

Note 27: Condensed financial statements of the parent company only

Condensed financial statements of the Bank of N.T. Butterfield & Son Limited (the ultimate parent company) without consolidation of its subsidiaries were as follows:

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Balance Sheets
(In thousands of US dollars)
	As at
	December 31, 2024	December 31, 2023
Assets
Cash and demand deposits with banks - Non-interest-bearing	36,383	40,436
Demand deposits with banks - Interest-bearing	37,645	64,273
Cash equivalents - Interest-bearing	725,121	265,775
Cash and cash equivalents	799,149	370,484
Securities purchased under agreements to resell	90,674	187,274
Short-term investments	220,055	599,156
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale (amortized cost: $1,391,401 (2023: 853,864))	1,323,837	786,903
Held-to-maturity (fair value: $1,015,441 (2023: $1,148,103))	1,210,265	1,309,659
Total investment in securities	2,534,102	2,096,562
Net assets of subsidiaries - Banks	588,843	597,724
Net assets of subsidiaries - Non-banks	63,169	52,265
Loans to third parties, net of allowance for credit losses	1,578,547	1,716,803
Loans to subsidiaries - Non-banks	31,847	34,541
Other assets, including accrued interest, premises, equipment and computer software, equity method investments, receivables from subsidiaries and other real estate owned	229,716	229,234
Total assets	6,136,102	5,884,043

Liabilities
Deposits
Non-interest bearing	1,600,902	1,610,269
Interest bearing	3,272,022	3,008,750
Total deposits	4,872,924	4,619,019
Employee benefit plans	83,578	88,682
Other liabilities, including accrued interest and payables to subsidiaries	60,063	74,255
Total other liabilities	143,641	162,937
Long-term debt	98,725	98,490
Total liabilities	5,115,290	4,880,446

Total shareholders’ equity	1,020,812	1,003,597
Total liabilities and shareholders’ equity	6,136,102	5,884,043

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Operations
(In thousands of US dollars)
	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Non-interest income
Banking	28,480	26,242	26,116
Foreign exchange revenue	10,699	11,253	11,858
Custody and other administration services	7,256	6,830	6,869
Other non-interest income	829	1,345	1,269
Dividends from subsidiaries - Banks	154,111	100,000	72,268
Dividends from subsidiaries - Non-banks	20,521	22,973	21,318
Total non-interest income	221,896	168,643	139,698
Interest income
Interest and fees on loans	121,204	129,626	118,829
Investments (none of the investment securities are intrinsically tax-exempt)	56,279	50,219	49,790
Cash and cash equivalents, securities purchased under agreements to resell and short-term investments	52,935	43,690	14,499
Total interest income	230,418	223,535	183,118
Interest expense
Deposits	54,271	34,064	10,834
Long-term debt	5,485	8,091	9,601
Securities sold under agreements to repurchase	106	66	22
Total interest expense	59,862	42,221	20,457
Net interest income before provision for credit losses	170,556	181,314	162,661
Provision for credit (losses) recoveries	(1,834)	(4,755)	(1,226)
Net interest income after provision for credit losses	168,722	176,559	161,435
Net gains (losses) on equity securities	—	46	14
Net gains (losses) on other real estate owned	50	(40)	9
Net other gains (losses)	35	4,005	—
Total other gains (losses)	85	4,011	23
Total net revenue	390,703	349,213	301,156
Non-interest expense
Salaries and other employee benefits	65,372	68,779	65,789
Technology and communications	34,073	32,241	29,551
Professional and outside services	33,488	32,959	29,744
Property	11,300	10,831	10,232
Indirect taxes	15,768	15,269	15,714
Non-service employee benefits expense	3,972	5,645	4,845
Marketing	3,606	3,194	3,629
Amortization of intangible assets	169	169	169
Other expenses	9,466	10,049	9,613
Total non-interest expense	177,214	179,136	169,286
Net income before equity in undistributed earnings of subsidiaries	213,489	170,077	131,870
Equity in undistributed earnings of subsidiaries	2,827	55,415	82,150
Net income	216,316	225,492	214,020
Other comprehensive income, net of tax	14,783	67,254	(252,535)
Total comprehensive income	231,099	292,746	(38,515)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from operating activities
Net income	216,316	225,492	214,020
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	16,628	14,792	14,922
Provision for credit losses (recoveries)	1,834	4,755	1,226
Share-based payments and settlements	21,003	20,812	17,077
Net change in equity securities at fair value	—	236	(14)
Net (gains) losses on other real estate owned	(50)	40	(9)
(Increase) decrease in carrying value of equity method investments	483	313	120
Dividends received from equity method investments	—	5,096	12
Equity in undistributed earnings of subsidiaries	(2,827)	(55,415)	(82,150)
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	(2,549)	10,626	(25,888)
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(13,456)	10,955	15,386
Cash provided by (used in) operating activities	237,382	237,702	154,702

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell	96,600	(127,403)	36,236
Short-term investments other than restricted cash: proceeds from maturities and sales	781,459	357,451	821,645
Short-term investments other than restricted cash: purchases	(417,695)	(869,466)	(666,837)
Available-for-sale investments: proceeds from maturities and pay downs	156,134	131,261	112,274
Available-for-sale investments: purchases	(694,620)	(41,426)	(44,504)
Held-to-maturity investments: proceeds from maturities and pay downs	99,962	112,348	158,665
Held-to-maturity investments: purchases	—	—	(203,867)
Net (increase) decrease in loans to third parties	136,147	117,772	125,215
Net (increase) decrease in loans to bank subsidiaries	—	—	13,534
Net (increase) decrease in loans to non-bank subsidiaries	2,693	23,515	3,845
Additions to premises, equipment and computer software	(8,937)	(13,267)	(20,567)
Proceeds from sale of other real estate owned	588	646	730
Injection of capital in subsidiary	—	(58,477)	(6,083)
Return of capital from a subsidiary	(1,878)	—	—
Cash provided by (used in) investing activities	150,453	(367,046)	330,286

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from financing activities
Net increase (decrease) in deposits	281,518	(147,941)	(265,270)
Repayment of long-term debt	—	(75,000)	—
Common shares repurchased	(155,305)	(88,590)	(3,897)
Cash dividends paid on common shares	(79,581)	(86,186)	(87,343)
Cash provided by (used in) financing activities	46,632	(397,717)	(356,510)
Net increase (decrease) in cash, cash equivalents and restricted cash	434,467	(527,061)	128,478
Cash, cash equivalents and restricted cash: beginning of year	383,832	910,893	782,415
Cash, cash equivalents and restricted cash: end of year	818,299	383,832	910,893

Components of cash, cash equivalents and restricted cash at end of year
Cash and cash equivalents	799,149	370,484	904,371
Restricted cash included in short-term investments on the consolidated balance sheets	19,150	13,348	6,522
Total cash, cash equivalents and restricted cash at end of year	818,299	383,832	910,893

Supplemental disclosure of cash flow information
Cash interest paid	58,864	39,412	18,680

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	87	336	830
Transfer of available-for-sale investments to held-to-maturity investments	—	—	364,983

Note 28: Subsequent events

On February 10, 2025, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on March 10, 2025 to shareholders of record on February 24, 2025.

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
4.2
Amended and Restated 2020 Omnibus Share Incentive Plan of The Bank of N.T. Butterfield & Son Limited (incorporated by reference to Exhibit 4.4 to the registrant’s registration statement on Form S-8, filed on February 11, 2025)

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
101
The following materials from our annual report on Form 20-F for the year ended December 31, 2024 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
                                    The Bank of N.T. Butterfield & Son Limited

By:	/s/ Michael Collins
Name:	Michael Collins
Title:	Chairman & Chief Executive Officer
Date:	February 19, 2025

Glossary of abbreviations and defined terms

2020 AMLA        Anti-Money Laundering Act of 2020
AFS        Available-for-sale
AMLA        Swiss Federal Act on Combating Money Laundering and
Terrorist Financing of 10 October 1997
AOCIL        Accumulated other comprehensive income (loss)
ASU        Accounting Standards Update
AT1        Additional Tier 1 capital
ATM        Automated Teller Machines
AUA        Assets Under Administration
AUC        Assets Under Custody
AUM        Assets Under Management
Basel III        Basel III Accord
BATCA        Banks & Trust Companies Act (as revised)
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
CEO         Chairman & Chief Executive Officer
CET1         Common Equity Tier 1 capital
CFO         Chief Financial Officer
CIMA         Cayman Islands Monetary Authority
CISO        Chief Information Security Officer
CIT        Corporate Income Tax Act 2023
CODM        Chief Operating Decision Maker
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
IA        Insurance Act, 2010 (as revised)
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
OCL        Other comprehensive loss
OECD        Organization for Economic Cooperation and
Development
OFAC         US Treasury Department's Office of Foreign Assets
Control
OREO         Other Real Estate Owned
OTC        Over-the-counter
PCD        Purchased Credit-Deteriorated
PCI        Purchased Credit-Impaired
PCL         Proceeds of Crime Act (as revised, the "PCA")

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
RWA         Risk-weighted Assets
S&P         Standard & Poor's
SA-CCR        Standardised Approach for measuring Counterparty
Credit Risk exposures
SEC         Securities and Exchange Commission
SIBA         Securities Investment Business Act (as revised)
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