Form 20-F
period 2025-12-31
Bank of N.T. Butterfield & Son Ltd
filed 2026-02-18
CIK 1653242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

December 31, 2025
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
Michael Schrum, 65 Front Street, Hamilton, HM 12 Bermuda
Telephone: (441) 295-1111; Fax: (441) 292-4365
E-mail: Michael.Schrum@Butterfieldgroup.com
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
As at December 31, 2025, there were 39,948,264 shares of the registrant's common stock outstanding.

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
Our consolidated financial statements as at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 have been audited, as stated in the report appearing herein, by PricewaterhouseCoopers Ltd., Bermuda ("PwC"), and are included in this report and are referred to as our audited consolidated financial statements. We have prepared these financial statements in accordance with GAAP.
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
Our financial performance generally, and in particular the ability of our borrowers to pay interest and repay principal on outstanding loans and the value of the collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our future growth, are highly dependent upon the business environment in the markets in which we operate. A downturn in any of Bermuda, the Cayman Islands, or the Channel Islands and the UK can have a profound impact on our business performance. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, any downgrade in sovereign credit ratings to which our credit ratings are correlated, the prevailing yield curve, inflation and price levels, monetary and fiscal policy, regulatory or legal changes (including changes in tax, property and domiciliation laws and regulations) or changes in enforcement thereof, the imposition of tariffs or retaliatory tariffs, unemployment rates, investor or business confidence, natural or man-made disasters, the strength of the local economy in the markets in which we operate, or a combination of these or other factors. For example, the 2025 downgrade by Moody's and the 2023 downgrade by Fitch Rating Services of the US Long-Term Foreign-Currency Issuer Default Rating to 'Aa1' from "Aaa' and to 'AA+' from 'AAA', respectively, impacted the ratings on the Banks' holdings of US government treasuries and mortgage-backed securities issued by US governmental agencies. Any further downgrades could further affect the stability of securities issued or guaranteed by the federal government and the valuation or liquidity of our portfolio of such investment securities, and could result in our counterparties requiring additional collateral for our borrowings.

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
Our banking operations are concentrated in Bermuda, the Cayman Islands and the Channel Islands and the UK, and we serve customers in these markets. In the year ended December 31, 2025, 43%, 31% and 18%, of our total net revenue was derived from our Bermuda, Cayman, and Channel Islands and UK segments, respectively. In addition, in the year ended December 31, 2025, 33%, 23% and 44%, of our loans originated in Bermuda, Cayman, and Channel Islands and the UK, respectively. Accordingly, a downturn in these markets may have a profound effect on our banking business. In addition, we have sought to expand our core business lines, including through acquisitions. Any failure in our ability to expand our core business lines, successfully integrate acquisitions or any reduction in demand for our core services in our Bermuda, Cayman or Channel Islands and UK segments, including due to perceived reputational harm, increasing regulatory scrutiny over activities in these jurisdictions or otherwise, may adversely impact our business and results of operations, including the ongoing success of any of our acquired businesses.
Macroeconomic factors, including regional conflicts, and other geopolitical events could disrupt our businesses and adversely affect our financial condition or results of operations.
We are exposed to risks arising out of geopolitical events, such as trade barriers, including the imposition of tariffs and other limitations on international trade and travel; exchange controls; uncertainty concerning fiscal or monetary policy, government shutdowns, debt ceilings or funding; concerns about sovereign defaults; other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavorable political, military or diplomatic events, armed conflict, terrorist acts and threats, and pandemics and other health emergencies, and the responses to them by governments, could also negatively affect economic activity and have an adverse effect upon our business, financial condition or results of operations.

Political and economic uncertainty or conflict has in the past led, and could in the future lead, to declines in market liquidity and activity levels, volatile market conditions and exchange rates, a contraction of available credit, exacerbation of supply chain disruptions, inflationary pressures and higher interest rates and financing issues, declines in the real estate market, weaker economic growth and investment performance and reduced business confidence, all of which could impact our business. On-going global conflicts may continue to exacerbate issues, affecting supply in certain sectors including consumer goods, metals, food, chemicals and commodities and leading to instability in financial markets, political and social instability, as well as heightened risks of cyberattacks and espionage.

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
Bermuda is among the largest reinsurance markets in the world. The Cayman Islands is a leader in fund domiciliation for global asset managers, with 12,876 regulated mutual funds as at December 31, 2025 according to CIMA. International financial services account for a significant portion of the economies of the Channel Islands. Many of our commercial customers are reinsurance companies, regulated fund service providers and financial intermediaries. As a result, a downturn in these key sectors, a change in laws or regulations (including the favorable tax treatment of entities in these jurisdictions), or a shift of business away from Bermuda, the Cayman Islands, or the Channel Islands, including as a result of the inclusion of any of these jurisdictions on the EU list of non-cooperative jurisdictions for tax purposes or the implementation of the global minimum tax regime proposed by the OECD in Bermuda or any of these jurisdictions, could result in a downturn in these key sectors, job losses and adversely impact the economies in these markets. Any downturn or further concentration in the reinsurance, investment and asset management and banking markets could also adversely affect our business, financial condition and results of operations.

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
Unlike many other jurisdictions, there is no central bank or similar governmental agency in Bermuda from which we may borrow US or Bermuda Dollars if we experience liquidity shortages, which may leave us without a lender of last resort in the event that Bermuda suffers a severe economic downturn at the same time as a liquidity shortage. Similarly, there is no central bank in the Cayman Islands or the Channel Islands to act as a lender of last resort. Accordingly, we may not have a lender of last resort in case of future liquidity shortages and we may be unable to sufficiently fund our liquidity needs. While there is no central bank in Bermuda, the Cayman Islands or the Channel Islands that insures bank deposits, such as the Federal Deposit Insurance Corporation in the United States, the Government of Bermuda and the Government of the States of Jersey and Guernsey have each implemented a Deposit Insurance Scheme or Deposit Compensation Scheme. See Item 4.B. "Business Overview - Supervision and Regulation" and "- Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result.” The regulators in these jurisdictions have also required us to hold capital add-ons to compensate for the systemic importance of our bank to the economy in the absence of a central bank. Without a central bank from which we could borrow funds, liquidity management is critical to the management of our consolidated balance sheet, and an inability to obtain sufficient liquidity could adversely affect our financial condition.
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
The key markets in which we operate including Bermuda and the Cayman Islands, as well as our and our customers' business, operations and financial conditions, are subject to the risks associated with severe weather conditions (including among others tropical storms, hurricanes, floods and tornadoes), earthquakes, rising sea levels and other natural disasters, including downed telephone lines, flooded facilities, power outages, fuel shortages, damaged or destroyed property and equipment, and work interruptions. Although hurricanes in the Caribbean and Bermuda during 2023, 2024 and 2025 did not negatively impact the Bank's operations or cause any insurable losses, such severe weather conditions and natural disasters have in the past and may, in the future, negatively impact us and our clients and their ability to meet their financial obligations to us, including the repayment of loans. Climate change may also aggravate the impact and increase the incidence of severe weather conditions and natural disasters, which may include altered distribution and intensity of rainfall, prolonged droughts or flooding, rising sea levels, and a rising heat index. Such events may, among other impacts, adversely affect borrowers (including those in the insurance and reinsurance industries), including resulting in an impairment of the value of property or other collateral used to secure the loans that we extend, as well as significantly impacting the economies of the key markets in which we operate. The occurrence of any of these events could have a material adverse effect on our financial condition and results of operations.
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
As a bank operating in Bermuda, the Cayman Islands, the Channel Islands and other international financial centers, we are subject to increasing scrutiny with respect to potential or alleged legal and regulatory breaches and unethical behavior and associated reputational harms, including with respect to the general perception and reputation of financial institutions in those jurisdictions, which may in turn be affected by factors including the EU list of non-cooperative jurisdictions for tax purposes, and policies on controversial industries such as gaming and cryptocurrencies, among others. See " - Our business may be negatively impacted by the economic substance legislation and regulations in the jurisdictions in which we operate, including Bermuda, the Cayman Islands, and the Channel Islands." Any circumstance that causes real or perceived damage to our brand or reputation, or banking or wealth management generally in these jurisdictions, may negatively affect our relationships with our customers and key introducers, which would have an adverse effect on our business, financial condition or results of operations.
Potential reputational issues include, but are not limited to:
•breaching or facing allegations of having breached legal and regulatory requirements (including, but not limited to, conduct requirements, anti-money laundering requirements, anti-terrorism financing requirements, sanctions, laws against assisting in tax evasion, cybersecurity and data protection laws, bribery and corruption);
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
•failing to properly identify legal, credit, liquidity and market risks or the risk of reputational harm inherent in products offered;
•failing to meet evolving and diverging expectations from investors, customers, employees and regulators relating to environmental, social, governance and sustainability disclosures, standards and practices; and
•changing the terms of our product offerings and pricing that may result in outcomes for customers that are unfair or perceived to be unfair.
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
In 2022 and 2023, the strategy of central banks globally included the introduction of a series of interest rate increases. Although global central banks slowly began easing rates in both 2024 and 2025, it is uncertain if interest rates will continue to be reduced or if they will increase again. Should interest rates remain higher than expected, our net interest income would narrow if our cost of funding increased without a correlating increase in the interest we earn from loans, investments and other interest-earning assets. Because we rely extensively on deposits to fund our operations, our cost of funding would increase if there is an increase in the interest rate we are required to pay our customers to retain their deposits, as is currently being experienced in our businesses. Our cost of funding could also increase, if we are faced with competitive or regulatory pressures to increase rates on deposits. In addition, our cost of funding would increase if the interest rates we are required to pay for other sources of funding increases. Moreover, increases in or elevated interest rates have and may continue to decrease customer demand for loans as the higher cost of obtaining credit may deter customers from seeking increases in or new loans. Conversely, in a declining interest rate environment, there is likely to be an increase in prepayment activity on loans as the borrowers refinance their loans at lower interest rates. Under these circumstances, our results of operations could be negatively impacted. See “- Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us". Further, the effects of inflation and interest rate volatility may lead to liquidity issues for borrowers and debt covenant violations. An increase in interest rates may lead to the need for borrowers to amend the terms of existing debt agreements or obtain waivers if they no longer satisfy debt covenants. Changes to existing debt arrangements may represent restructuring, modification or extinguishment, which might lead to an increased number of delinquent loans and defaults, which would affect the value of our loans. Changes in interest rates may negatively affect the value of our assets and our ability to realize gains or avoid losses from the sale of those assets, all of which may also ultimately affect earnings and capital, as well as our regulatory solvency position.
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
Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average duration of our interest-earning assets and could have a material adverse effect on us. For example, decreases in global market interest rates in 2021 and 2025 increased prepayment speeds and resulted in lower yields on the Bank's investments and loan portfolios, respectively. Conversely in 2022, 2023 and early 2024, increases in global market interest rates decreased prepayment speeds resulting in marginally higher yields on the Bank’s investments. Prepayments also require us to recognize net premiums or commissions as income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.
The value of the securities in our investment portfolio may decline in the future.
As at December 31, 2025, we owned $5.7 billion of investment securities consisting primarily of securities issued by the US government and US governmental agencies and recorded net unrealized losses in our AFS and HTM portfolios of $89.4 million (2024: $163.3 million) and $425.6 million (2024: $569.3 million), respectively, due to changes in the fair value of our investment securities as a result of rapidly rising long-term market interest rates during 2022 and 2023. As rates have come down in 2024 and 2025, our recorded net unrealized losses in our AFS and HTM portfolios have improved. In 2025, our investment portfolio had an average yield of 2.69%. Increased unrealized losses on investment securities or other assets on our balance sheet can reduce market or client confidence in us, which could limit our ability to attract new client assets and accounts or result in the transfer of client assets and accounts from us. In addition, if we were ever forced to sell such investment securities sooner than intended prior to maturity due to liquidity needs, we would have to recognize any unrealized losses at that time which could have an adverse effect on our business, financial conditions or results of operations.
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
We did not record any credit impairment losses on investments in the years ended December 31, 2025, 2024 and 2023. We may be required to recognize credit impairments in the future periods, which could have an adverse effect on our business, financial conditions or results of operations. See "- If we are unable to effectively manage our liquidity we may need to seek additional financing and our business, financial condition or results of operations could be adversely affected."
Volatility levels and fluctuations in foreign currency exchange rates may affect our business, financial position and results of operations.
We are exposed to foreign currency risk as a result of our holdings of foreign currency denominated assets and liabilities, investments in foreign subsidiaries, and future foreign currency denominated revenues and expenses. Fluctuations in exchange rates may raise the potential for losses resulting from foreign currency trading positions, where aggregate obligations to purchase and sell a foreign currency do not offset each other or offset each other in different time periods. Exchange rate volatility may have negative impacts on our business, financial position and results of operations. For example, the GBP/USD volatility experienced in the latter half of 2022, 2023, 2024 and into 2025 significantly impacted the value of GBP-denominated loans and deposits recorded on our consolidated balance sheets.
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
We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. As at December 31, 2025, approximately 57% of our Bermuda loan portfolio, net of allowance for credit losses, was composed of residential mortgages in Bermuda; approximately 58% of our Cayman Islands loan portfolio, net of allowance for credit losses, was composed of residential mortgages in the Cayman Islands and approximately 88% of our Channel Islands and UK loan portfolio, net of allowance for credit losses, was composed of residential mortgages in the Channel Islands and the UK. A decline in the real estate market, in particular in Bermuda, the Cayman Islands, the Channel Islands and the UK, would mean that the collateral for our loans would hold less value. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on the defaulted loans. Declines in the real estate market, including as a result of lower infrastructure spending in the markets in which we operate, could also adversely affect demand for new loans, further decreasing the interest revenue generated by our loan portfolio. In addition, if our estimate for our allowance for credit losses proves to be inadequate, we will have to increase the allowance accordingly and may have future charge-offs. This may lead to impairment charges on loans and other assets, higher costs and higher provisions for credit losses.
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
We seek to grow both organically and through acquisitions. In the past several years, we have made various acquisitions and investments intended to complement and expand our businesses. Our long-term growth strategy includes identifying and effecting selective acquisitions, preferably in our core geographies, but we cannot be sure that we will be able to continue to identify suitable acquisition targets or investment opportunities. Even if we identify suitable targets, there can be no assurance that we will be able to obtain the necessary funding on acceptable terms, if at all, to finance any of those potential acquisitions or investments. In addition, as compared to competing financial institutions with larger geographic footprints, there are fewer suitable targets within our core geographies which limits our strategic opportunities.
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
In addition, a significant portion of the purchase price of companies or assets that we may acquire may be allocated to goodwill and other intangible assets. Intangible assets are tested for impairment annually or when there is a triggering event requiring such testing; an intangible asset that is subject to amortization is periodically reviewed for impairment. Goodwill is tested for impairment on an annual basis or more frequently if events or circumstances indicate there may be impairment. As at December 31, 2025, we had $25.4 million and $61.4 million of goodwill and intangible assets, respectively. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects.
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

Our main source of funding is customer deposits. As at December 31, 2025, we had $12.7 billion in deposits (50% USD deposits, 21% USD-pegged deposits, 23% GBP deposits), with 35% of our deposits derived from our Bermuda segment, 32% from the Cayman segment, and 33% from the Channel Islands segment. In addition, we source funding from net income generated by the Bank, net of dividends paid, and to a lesser extent from other sources including the sale of securities to institutional counterparties under repurchase agreements and the sale of AFS securities. Our deposit base includes both demand and term liabilities, with the significant majority of such deposits being demand deposits or term deposits due within six months. Because we rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate may prevent us from obtaining necessary funding at all or without incurring higher costs. Our deposit base includes deposits from commercial and institutional clients which may be more sensitive to financial strength rating changes. See also “ - We face competition in all aspects of our business, and may not be able to attract and retain wealth management, trust and banking clients at current levels.” A significant withdrawal of deposits in either of these markets could significantly affect our liquidity and our ability to meet our funding needs, in particular as the expanding use of internet and mobile banking have significantly increased the speed with which customers can access deposits in response to real or perceived risks or otherwise. Any sudden liquidity crisis could lead to the Bank’s failure.
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
The addition of new products and services, or modified products or services may subject us to implementation risk and harm our reputation.
From time to time, we may introduce new activities or new technology through new products and services within business entities. For example, we have introduced digital account applications, know-your-client processes and Google Pay in all our core banking jurisdictions, and Apple Pay in the Channel Islands. There may be substantial risks and uncertainties associated with these efforts. Insufficient planning may lead to an incomplete assessment and understanding of associated risks involved with new activities and may result in inadequate oversight and controls. New activities may increase strategic risk where not compatible with the bank’s risk appetite or strategic plan or do not provide an adequate return on investment; engagement of new activities without adequate due diligence and failure to provide adequate resources, expertise and experience to properly implement and oversee new activities. This can damage our reputation and increase negative public opinion. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition, and results of operations.
The Bank's credit ratings have a direct effect on its competitive position, and declines in the Bank's ratings may increase the cost of borrowing funds and make our ability to raise new funds, attract and retain deposits or renew maturing debt more difficult, which may negatively affect long-term and short-term funding.
The Bank's credit strength ratings are an important component of its liquidity profile and competitive position. Ratings show each agency's view of our financial strength, operating performance and ability to meet debt obligations as they become due. NRSROs periodically review the financial performance and condition of banks and may downgrade or change the outlook on a bank's ratings due to, for example: a change in a bank's regulatory capital ratios; a change in an NRSRO's determination of the amount of capital cushion required to maintain a particular rating; an increase in the perceived risk of a bank's investment portfolio; reduced confidence in management; or other considerations that may or may not be under our control. The Bank has credit ratings from S&P, Moody's and KBRA. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. The Bank's ratings as at December 31, 2025 are shown in the table below:

Ratings
	KBRA	Moody's	S&P
Long-term issuer	A+	A2	BBB+
Short-term issuer	K1	P-1	A-2
Subordinated debt	A	Baa2	BBB
Long-term counterparty risk assessment		A2
Short-term counterparty risk assessment		P-1
In December 2025, Moody's upgraded the long-term foreign currency issuer rating to A2 from A3 and short-term issuer rating from P-2 to P-1. However, the impact of any future downgrades in our credit ratings could adversely affect clients' perception of us and our ability to compete successfully in the marketplace for deposits (or result in the withdrawal of deposits). A downgrade in our short-term debt ratings may affect our short-term funding capabilities. There has been no measurable correlation or effect on deposit levels during previous downgrades and, as a result, historically, no material impacts on the Bank's operations or results.
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
Our ability to implement our strategic plan and our future success depends on our ability to continue to attract, retain and motivate highly skilled and qualified personnel, including our senior management and other key employees and directors, competitively with our peers. The marketplace for skilled personnel is competitive, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. For example, labor shortages and increased turnover in recent years has increased the cost of hiring, incentivizing and retaining skilled personnel. Increased turnover and the shortage of employees may put stress on internal control environments. While the Bank has previously experienced slightly higher turnover levels as compared to historical averages, these have stabilized and we do not consider them to be material or systemic in nature. The failure to attract or retain, including as a result of an untimely death or illness of key personnel, or replace a sufficient number of appropriately skilled and key personnel could place us at a significant competitive disadvantage and prevent us from successfully implementing our strategy or effectively managing our risk framework and business operations. This could impair our ability to implement our strategic plan successfully, achieve our performance targets and otherwise have an adverse effect on our business, financial condition or results of operations.
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
Regulators, investors and customers are increasingly focused on sustainability and environmental, social and governance issues. Certain of our regulators have proposed or adopted, or may propose or adopt, sustainability and environmental, social and governance-related rules or standards that could apply to our business, including requirements or expectations that would enhance or expand our reporting, diligence, and policies on these topics. Other stakeholders have also proposed or adopted sustainability and environmental, social and governance-related standards or policies, and may rate or otherwise, evaluate our business and other practices according to such requirements, standards and policies, which are continually evolving and often not clear. Unfavorable ratings of the Bank may adversely affect investor sentiment towards the Bank or the market price of our securities, see also “ - Severe weather, natural disasters and potential impacts of climate change could disrupt our businesses and adversely affect our financial condition or results of operations.” Environmental, social and governance regimes in different jurisdictions and environmental, social and governance standards used by different stakeholders may also impose different and potentially conflicting requirements, or reflect inconsistent or conflicting values or agendas. See also "- Our international business model exposes us to various and possibly conflicting regulatory regimes across multiple jurisdictions."

We may need to incur significant costs in order to meet the requirements and expectations of our regulators and other stakeholders on environmental, social and governance issues. Our policies and processes to evaluate and manage environmental, social and governance standards in coordination with other business priorities may not prove completely effective or satisfy regulators, investors, customers, or other stakeholders. As a result, we could face adverse regulatory, investor, customer, media, or public scrutiny leading to business, reputational, or legal challenges.
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
We rely heavily on communications and information systems to conduct business. In particular, we rely on technology to provide key components of our information system infrastructure, including loan, deposit and general ledger processing, risk management information collection and processing for internal control purposes, internet connections and network access. Any disruption in service of these key components, for example due to system errors, a natural catastrophe, or the termination of any third-party software licenses upon which any of these systems is based, could adversely affect our ability to effectively deliver products and services to clients, to detect, assess and manage risk and otherwise to conduct operations. See "- We rely on third parties to provide services that are integral to our ordinary operations, and their failure to perform in a satisfactory manner could negatively affect us.” Furthermore, any security breach, due to computer viruses, programming, malfeasance or human errors or other events or developments, of information systems or data, whether managed by us or third parties, could interrupt our business, harm our reputation or cause a decrease in the number of clients using our services. The financial services industry is continually undergoing rapid technological change with frequent introductions of new, and technology-driven products and services, including recent and rapid developments in A), including agentic AI. We face the risk of having to establish and maintain further improved technological capabilities, and our future success depends, in part, on our ability to recognize and implement new technologies to address our operational and internal control needs, operational efficiencies and to meet the demands of our clients. See "- Cyber-attacks, distributed denial of service attacks and other cybersecurity matters, if successful, could have an adverse effect on our business, financial condition or results of operations.”
The legal and regulatory environment for AI is uncertain and rapidly evolving, which could require changes in our implementation of AI technology and increase our compliance costs and the risks to us of non-compliance. AI models, particularly generative or agentic AI models, may produce outputs or take action that is incorrect, release confidential information, reflect biases, infringe intellectual property, or otherwise cause harm. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation or the effectiveness of our security measures.
The widespread adoption of new technologies, including cryptocurrencies, blockchain, machine learning and AI, have and could continue to require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities or other technological-based distribution channels. The persistence or acceleration of this shift in demand towards internet and mobile banking has and may continue to necessitate changes to our retail distribution strategy, which include restructuring our branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to reform our retail distribution channel.
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
In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and store sensitive, proprietary or confidential data. The secure processing, storage, maintenance and transmission of this data is critical to our operations and reputation. We are under continuous threat from cyber-attacks, especially as we continue to expand customer capabilities to utilize the internet and other remote channels to transact business. If any of our data were mishandled, misused, improperly accessed, lost or stolen, or if our operations were disrupted, we could suffer significant financial, reputational or other damages. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. These risks may be more likely where third party vendors have access to or process data on our behalf. While such attacks are infrequent, they could present significant reputational, legal and regulatory costs to us if successful. In addition, the nature of cyber-attacks is constantly and rapidly evolving, and the use of AI by cybercriminals (including deepfake-enabled attacks) may increase the frequency and severity of cybersecurity attacks against us or our third-party vendors and clients. Attempts to infiltrate our systems may not be recognized until launched against us and in some cases are designed not to be detected. Although we make significant efforts to maintain the security and integrity of our information systems, there can be no assurances that our security measures will be effective.
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
Regulatory authorities have increased their focus on how companies collect, process, use, store, share and transmit personal data. Data privacy laws and regulations, including the UK's Data Protection Law, the Data Protection (Jersey) Law 2018, the Data Protection (Bailiwick of Guernsey) Law 2017, The Cayman Islands Data Protection Act 2021, Bermuda’s Personal Information Protection Act 2016 (which became effective in January 2025), and the EU General Data Protection Regulation 2016, pose increasingly complex and rigorous compliance challenges, which may increase our compliance costs.
In addition, the use of AI by our employees, or third parties on which we rely, could lead to the public disclosure of confidential information in contravention of these data privacy laws and regulations. The misuse of AI solutions could result in unauthorized access and use of personal data of our employees, customers, or other third parties.
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
In 2018, all major offshore jurisdictions enacted legislation in response to new requirements imposed by the EU’s ECOFIN regarding the need for entities registered in offshore jurisdictions to demonstrate economic substance. Compliance with these requirements is necessary to avoid a jurisdiction being placed on the EU’s list of non-cooperative jurisdictions for tax purposes. Many of the jurisdictions in which we operate, including Bermuda, the Cayman Islands, The Bahamas and the Channel Islands have enacted legislation that requires entities registered, incorporated or continued under certain legislation in the respective jurisdictions engaged in “relevant activities” (which includes engaging in banking or financing activities) to satisfy economic substance requirements by maintaining a substantial economic presence in the respective jurisdiction. For example, in December 2018, Bermuda passed The Economic Substance Act 2018, the Cayman Islands passed the International Tax Co-operation (Economic Substance) Law, The Bahamas passed the Commercial Entities (Substance Requirement) Act, Guernsey passed the Income Tax (Substance Requirements) (Implementation) Regulations, 2018 and Jersey passed the Taxation (Companies - Economic Substance) (Jersey) Law 2019. Any entity that must satisfy economic substance requirements but fails to do so could face financial penalties, a restriction of its business activities or being struck-off as a registered entity in the relevant jurisdiction.

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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ended December 31, 2025 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or for any future years. However, PFIC status is a factual determination and there are uncertainties in the application of the relevant rules. Moreover, the IRS may issue guidance in the future with different requirements to be a qualified foreign bank, which we may not satisfy. Accordingly, there can be no assurances that we will not be a PFIC for any particular year. If we were a PFIC in any taxable year during which a US shareholder owns our common shares and the US shareholder does not make a "mark-to-market" election, as discussed under the heading "Taxation - Material US Federal Income Tax Consequences - US Shareholders - Passive Foreign Investment Company Considerations," or a special "purging election," we generally would continue to be treated as a PFIC with respect to such US shareholders in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above. US shareholders are urged to consult their own tax advisers with respect to the tax consequences to them if we were to become a PFIC for any taxable year in which they own our common shares.
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
On December 8, 2025, the Board of Directors approved a new share repurchase program. Pursuant to the program, the Bank is authorized to repurchase up to 3.0 million common shares of the Bank through December 31, 2026. The timing, manner, price and amount of any repurchases will be determined by the Bank, in its discretion, based upon the evaluation of economic and market conditions, stock price, available cash, applicable legal and regulatory requirements and other factors, and which may include purchases pursuant to Rule 10b5-1 of the Exchange Act. The program does not require the Bank to repurchase any specific number of shares and there can be no assurance that any shares will be repurchased under the program. The program may be suspended, extended, modified or discontinued by the Bank at any time. These activities may have had the effect of maintaining the market price of our common shares or deferring a decline in the market price of the common shares, and, as a result, the price of our common shares may have been higher than the price that otherwise might have existed in the open market.
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
If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to US domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.
In June 2025, the SEC issued a concept release to solicit comments on potentially amending the definition of an FPI. The concept release seeks to update the FPI definition to better reflect the current landscape of foreign companies accessing US capital markets, considering factors such as the significant shifts in the FPI population, the nature of regulatory oversight in their home jurisdictions, and the level of trading on US markets. The comment period closed on September 8, 2025.
While we currently qualify as an FPI we may cease to qualify in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.
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
In addition, our business is based outside of the US, a majority of our directors and officers reside outside of the US and a majority of our assets and some or all of the assets of such persons are located outside of the US. As a result, it may be difficult or impossible to effect service of process on us or our directors and officers in the US or to enforce in the US judgments obtained in the US courts against us or those persons based on the civil liability provisions of the US securities laws. Furthermore, it is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the US, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.
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
Similarly, in the Channel Islands certain changes to the ownership structure of our Channel Islands company (which is licensed by the Guernsey Financial Services Commission) may be considered to be a change of control requiring a declaration of "no objection" from the regulator.
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
We are a local Bermuda company incorporated under the laws of Bermuda, incorporated on October 22, 1904, pursuant to The N.T. Butterfield & Son Bank Act, 1904 (the "Butterfield Act"). We are registered with the Registrar of Companies in Bermuda under registration number LC 2106. Our registered office and principal executive offices are located at 65 Front Street, Hamilton, HM 12, Bermuda. Our agent for service of process in the United States is C T Corporation System, 28 Liberty Street, New York, New York 10005. Our telephone number is (441) 295 1111. We maintain a website at www.butterfieldgroup.com. Neither this website nor the information on or accessible through this website is included or incorporated in, or is a part of, this report.
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
•In February 2018, we entered into an agreement to acquire Deutsche Bank’s banking and custody business in the Cayman Islands and the Channel Islands, which provides services primarily to financial intermediaries and corporate clients. The Bank began to onboard certain customer deposits relating to the acquisition in 2018, and this onboarding activity was completed in the first half of 2019.
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
•In June 2025, we executed the early redemption of the Bank’s $100 million 5.25% Fixed to Floating Rate Subordinated Notes due June 15, 2030.

B.Business Overview
Overview
We are a full service bank and wealth manager headquartered in Hamilton, Bermuda. We operate our business through three geographic segments: Bermuda, the Cayman Islands, and the Channel Islands and the UK (CI & UK). We offer banking services, comprising of retail, private and corporate banking, treasury services, and wealth management, which consists of investment management, advisory and brokerage services, trust, estate, and company management in both our Bermuda and Cayman Islands segments, as well as custody services in our Bermuda segment. The CI & UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to individuals, private clients and trusts, and to financial intermediaries and funds including deposit services, mortgage lending, private and corporate banking, treasury services, wealth management and fiduciary services. In 2023, we began issuing credit cards to residents of the Channel Islands. The UK jurisdiction provides mortgage lending for high-value residential properties. We also have operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland, which we include in our Other segment.
For the year ended December 31, 2025, we generated $606.8 million in net revenue after provision for credit losses and other gains/losses ("net revenue"). Our total net revenue, before inter-segment eliminations, by each of our three geographic segments and our non-reportable "Other" segment for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the year ended
In millions of $	2025	2024	2023
Net Revenue
Bermuda	$273.7	$262.0	$269.9
Cayman	$197.4	$189.5	$200.6
Channel Islands and the UK	$114.6	$108.3	$91.6
Other	$46.6	$42.6	$35.9
As at December 31, 2025, we had $14.1 billion in total assets, $4.4 billion in net loans, $12.7 billion in total deposits (50% USD, 21% USD-pegged, 23% GBP), $134.7 billion and $32.3 billion of trust and custody businesses assets under administration, respectively, and $6.9 billion of assets under management.
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
In our Channel Islands and UK segment, our bank provides a broad range of services to individuals, private clients and trusts, and to financial institutions and funds including deposit services, mortgage lending, private and corporate banking, treasury services, wealth management and fiduciary services. In 2023, the segment began issuing credit cards to local residents of the Channel Islands. The UK jurisdiction provides mortgages for high-value residential properties.
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
From 2020 to 2025, our GAAP net income to common shareholders and our core net income to common shareholders ("Core Net Income to Common")(1) had a CAGR of 9.5% and 9.0%, respectively. Our earnings generation has allowed us to build capital to return to shareholders and invest strategically, both organically and through acquisitions, to further enhance the growth prospects of our Company. We aim to continue to build excess capital in the future, which we can redeploy into growing our business and return to shareholders.

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

Our Markets
The charts below provide the geographic distribution of our Net Revenue for the year ended December 31, 2025.

Segment Distribution of Net Revenue

Other 7%
Channel Islands and the UK 18%
Bermuda 43%
Cayman 31%

2025 Net Revenue: $606.8 million

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
The international trust market is primarily concentrated in select jurisdictions, including Bermuda, the Cayman Islands, the Channel Islands, Hong Kong, Singapore, and Switzerland. The leading international trust law firms serve as key introducers of clients to Butterfield and are the primary source of new business. Trust clients often hold assets that are international in nature, and as a result, performance of trust businesses is expected to have limited correlation with the performance of the domestic economies where clients are served.
The private banking market in Bermuda, the Cayman Islands, and the Channel Islands is composed largely of resident high net worth and ultra-high net worth individuals meeting minimum deposit and/or loan thresholds. Clients are introduced to the private bank through Butterfield's retail banking operation upon reaching the appropriate deposit or loan threshold, Butterfield's trust and asset management arms, as well as through external introducers. Although locally based, private banking clients often hold international assets, and as a result, business performance is not necessarily correlated to the domestic economies where clients are served.
Our asset management business line operates in Bermuda, the Cayman Islands, and the Channel Islands. As at December 31, 2025, 68% of our AUM was in Bermuda, 19% was in the Cayman Islands, and 13% was in the Channel Islands. In Bermuda and the Cayman Islands, a majority of our institutional and private clients are domestic from a domicile perspective while a majority of our clients in the Channel Islands are tied to our trust business and are international in nature.

Our International Network and Group Structure
The following map presents the several geographic regions in which our business operates. Business support centers in Canada and Mauritius are not shown.
The following chart presents our corporate structure, indicating our principal regulated subsidiaries as at December 31, 2025. All of the subsidiaries listed below are wholly owned by the Bank.
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
Channel Islands
Butterfield Bank (Channel Islands) Limited (previously Butterfield Bank (Guernsey) Limited) provides banking and custody services in Guernsey. The Butterfield Bank (Channel Islands) Limited Jersey Branch provides banking and custody services. Butterfield Trust (Guernsey) Limited provides trustee and fiduciary services.

United Kingdom
Butterfield Mortgages Limited, UK provides residential property lending services.
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
The Bermuda banking industry currently consists of four licensed and operating banks and one licensed and operating deposit-taking institution. These include one subsidiary of an international bank, HSBC, and three domestic institutions: Butterfield, Bermuda Commercial Bank and Clarien Bank. In the Cayman Islands, the Bank is one of 3 Class 'A' full service retail banks licensed to conduct business with domestic and international clients. There are also 8 non-retail Category 'A' banks and 68 limited service Category 'B' banks according to CIMA. In the Channel Islands, Guernsey has 21 licensed banks and Jersey has 20, the majority of which are branches with some subsidiaries including global banking groups and brands such as Barclays, RBS, Lloyds, JPMorgan Chase, Investec and Royal Bank of Canada. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds. We view HSBC in Bermuda and Scotia Bank and CIBC FirstCaribbean in the Cayman Islands as our most significant competitors in those markets.
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
Our deposits are generated principally by our banking business line, which offers retail and corporate checking, savings, and term deposits through our segments in Bermuda, Cayman and the Channel Islands. In addition, wealth management, through its private banking business line, also provides deposit services to high net worth and ultra-high net worth clients in those same geographic segments. As at December 31, 2025, our Bermuda, Cayman, and Channel Islands and the UK segments contributed $4.5 billion, $4.1 billion and $4.2 billion, respectively, to our total deposit base.
Total deposits as at December 31, 2025 were $12.7 billion, down 0.4% over total deposits as at December 31, 2024, primarily due to deposit decreases in Bermuda and the Channel Islands and partially offset by foreign exchange translation gains as a result of a strengthened Pound Sterling. Demand deposits, which include checking, savings and call accounts, totaled $8.8 billion as at December 31, 2025 and 2024, accounting for 69.0% of our total deposits as at December 31, 2025, compared to 64.9%, as at December 31, 2024. Term deposits totaled $3.9 billion as at December 31, 2025 compared to $4.5 billion as at December 31, 2024. The cost of funds on total deposits decreased from 183 basis points in 2024 to 150 basis points in 2025 as central banks cut market interest rates during the year.
Lending
We offer a broad set of lending products and services including residential mortgage lending, automobile lending, credit cards, consumer financing, and overdraft facilities to our retail customers, and commercial real estate lending, commercial and industrial loans, and overdraft facilities to our commercial and corporate customers. These offerings are provided to our retail, commercial, and private banking clients in our key jurisdictions of Bermuda and the Cayman Islands. We also offer residential mortgage lending through our banking business in the Channel Islands and to our high net worth and ultra-high net worth clients in the UK. Our loan portfolio, net of allowance for credit losses, remains relatively flat at $4.4 billion as at December 31, 2025 compared to $4.5 billion as at December 31, 2024. The loan portfolio represented 31.1% of total assets as at December 31, 2025, and loans, net of allowance for credit losses, as a percentage of total deposits were 34.5%. The effective yield on total loans for the year ended December 31, 2025 was 5.81%, compared to 6.29% for the year ended December 31, 2024.
Residential Mortgage Lending
The residential mortgage portfolio comprises mortgages to clients with whom we are seeking to establish (or already have) a comprehensive financial services relationship. It includes mortgages to individuals and corporate loans secured by way of first ranking charges over the residential property to which each specific loan relates, generally on terms which allow for the repossession and sale of the property if the borrower fails to comply with the terms of the loan. As at December 31, 2025, residential
1 Based on interpretive data provided by the BMA and CIMA respectively.

mortgages totaled $3.1 billion, accounting for approximately 70.6% of the Group's total gross loan portfolio with $69.6 million of residential mortgage non-accrual loans representing 76.2% of total non-accrual loans in the loan portfolio.
Consumer Lending
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards and overdraft facilities to retail and private banking clients in the jurisdictions in which we operate. As at December 31, 2025, non-residential loans to consumers totaled $195.6 million, accounting for approximately 4.4% of the Group's total gross loan portfolio with $1.0 million of consumer loans representing 1.1% of total non-accrual loans in the loan portfolio.
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
As at December 31, 2025, our commercial real estate loan portfolio totaled $565.2 million, accounting for approximately 12.8% of the Group's total gross loan portfolio with $3.4 million of commercial real estate non-accrual loans representing 3.8% of total non-accrual loans in the loan portfolio.
Our commercial real estate loan portfolio is broken down into two categories: commercial mortgage and construction. As at December 31, 2025, commercial mortgages totaled $487.7 million, and construction loans totaled $77.6 million, accounting for approximately 86.3% and 13.7% of our commercial real estate loan portfolio, respectively.
Other Commercial Lending
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses. As at December 31, 2025, the Group's commercial loan portfolio, excluding loans to governments, totaled $258.3 million, accounting for approximately 5.9% of the Group's total gross loan portfolio and the Group's loans to governments totaled $276.8 million, accounting for approximately 6.3% of our total gross loan portfolio. There was $17.3 million of other commercial non-accrual loans representing approximately 19.0% of total non-accrual loans in the loan portfolio.
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
As at December 31, 2025, the Group held $5.7 billion in investments, representing approximately 40.4% of total assets.
Cash and Liquidity Management
We operate across multiple currency jurisdictions with multi-currency products. In our deposit taking jurisdictions—Bermuda, the Cayman Islands and the Channel Islands—there are currently no dedicated central banks, and no pre-funded deposit insurance scheme infrastructures (such as the Federal Deposit Insurance Corporation in the United States), with the exception of Bermuda, where a pre-funded deposit insurance scheme has been implemented, and as described below in “- Supervision and Regulation” and Item 3.D. “Risk Factors - Risks Relating to the Markets in Which We Operate - Certain jurisdictions in which we operate, including Bermuda, Guernsey and Jersey, have a Deposit Insurance Scheme or Deposit Compensation Scheme and we incur ongoing costs as a result". In addition, we do not have access to borrowing or deposit facilities with the US Federal Reserve or the European Central Bank; therefore, we conservatively manage client deposit balances and the liquidity risk profile of our balance sheets. This involves the retention of significant cash or cash equivalent balances, management of intra-bank counterparty exposure and management of a significant short-dated Canadian, UK and US Treasury Bill portfolio. As at December 31, 2025, the cash and cash equivalents of $1.7 billion was composed primarily of $1.4 billion in interest earning cash equivalents, which are investments with a less than 90-day duration. The remaining amounts were comprised of non-interest bearing and interest bearing deposits of $0.1 billion and $0.2 billion, respectively.
Foreign Exchange Services
We provide foreign exchange services in the normal course of business in all banking jurisdictions. The major contributors to foreign exchange revenues are Bermuda and the Cayman Islands, accounting for 83% of our foreign exchange revenue for the year ended December 31, 2025. We do not maintain a proprietary trading book. Foreign exchange commission income is generated from client-driven transactions and totaled $52.5 million during the year ended December 31, 2025.
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
Currently, our information technology is operationally divided into two platforms: (i) Bermuda and Cayman and (ii) Channel Islands and the UK. In 2023, our Bermuda and Cayman operations transitioned from a single outsourced banking technology platform to a multi-cloud, industry standard configuration, spreading operating risk among several large hosting providers, continuing the Group's ongoing cloud outsourcing strategy. In our Channel Islands and UK operations, core services and applications are primarily hosted across two data centers in Guernsey and Jersey.
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

In December 2017, the BCBS published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as “Basel IV”). Among other things, these standards revise the BCBS’s standardized approach for credit risk (including recalibrating risk weights and introducing new segmentations for exposures) and provides a new standardized approach for operational risk capital. Under the BCBS framework, these standards were effective on January 1, 20231, with an aggregate output floor phasing in through January 1, 20281. The BMA adopted the BCBS's revised standardized approach for operational and credit risk effective January 1, 2023 and January 1, 2025, respectively, which the Bank has implemented.
The Basel standards aim to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. We are subject to the following requirements:
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

______________________________________
1 In March 2020, in response to the pandemic, the BCBS deferred the implementation timeline from January 1, 2022 to January 1, 2023 and the output floor phasing in from January 1, 2027 to January 1, 2028.

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
Also in August 2022, the BDCA was amended to add provisions that give the Minister of Finance of Bermuda, in consultation with the BMA, the power to make regulations regulating any commercial or operational business fee, charge or penalty the Bank proposes to charge its clients. In accordance with such powers, the Banks and Deposit Companies (Over-the Limit Fees and Unauthorized Overdraft Fees) Regulations 2025 (the “OTL Regulations”) became operative on September 25, 2025. The OTL Regulations were made to address concerns regarding the nature and timing of fees that banking customers may face for exceeding certain credit limits, including limiting the frequency of such fees and requiring banks to set out all terms and conditions under related agreements and obtain confirmation from customers accepting or declining such terms, conditions or fees.
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
Exchange Control
The Bank is designated as resident in Bermuda for exchange control purposes. As a resident, the Bank is subject to certain exchange controls relating to foreign currency transactions. The Bank is also an authorized dealer and depository for exchange control purposes with respect to certain dealings in gold and foreign currency.
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
The Beneficial Ownership Act 2025 (the “BOA”) came into effect on November 3, 2025 and requires legal persons, as defined thereunder, to identify beneficial owners, maintain a beneficial ownership register and provide certain information with respect to beneficial owners to the ROC. Legal persons whose shares or interest are listed on the BSX or an appointed stock exchange (as defined in the Companies Act), and any subsidiary of such legal person, are exempted from the application of the BOA. As the Bank’s common shares are currently listed on the BSX and the NYSE, the Bank and its subsidiaries are exempt from the requirements under the BOA.
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
The first Bermuda Privacy Commissioner was appointed with effect from January 20, 2020, and all remaining provisions of PIPA became effective on January 1, 2025. The Bank (and its Bermuda subsidiaries) is required to use all “personal information” in accordance with PIPA (and any related codes of conduct or guidance). This requires the Bank and its Bermuda subsidiaries to, amongst other things, publish and abide by a privacy notice in respect of personal information, ensure that appropriate safeguards are in place in relation to risks associated with the use of personal information (including loss, unauthorized access, destruction, use, modification or disclosure) and ensure that appropriate protections are in place when personal information is transferred to overseas third parties (including affiliates). The Privacy Commissioner is afforded certain authorities under PIPA and may, for example, investigate any data breaches or review any access requests made by individuals in respect of any of their personal information held by the Bank or its Bermuda subsidiaries.
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
Licensees must adhere to certain capital adequacy requirements and must file audited financial statements with CIMA within three months of their financial year-end. Prior written approval of CIMA is required in a number of circumstances including, but are not limited to, the issue, transfer or disposal of any shares, the appointment of a new director or senior officer or where the licensee wishes to conduct business that deviates from its business plan submitted at the time of its license application. Effective January 31, 2025, Butterfield Bank (Cayman) Limited was designated as a Domestic Systemically Important Deposit-Taking Institution ("D-SIDTI") and became subject to a 3% surcharge above the minimum regulatory capital requirement as of January 31, 2026.
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
Companies Act (as revised)
Butterfield Bank (Cayman) Limited is an ordinary resident company incorporated in the Cayman Islands, meaning that, subject to it being licensed under the BATCA, it can carry on business within the Cayman Islands. Butterfield Bank (Cayman) Limited is required to comply with the requirements of the Companies Act (as revised), this being the principal statute governing the incorporation and ongoing operations of the Cayman Islands companies.

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
The Banks and Trust Companies Regulation Act and Regulations
The Banks and Trust Companies Regulation Act and Regulations set forth the basic provisions relating to the licensing and operations of banks and trust companies in The Bahamas, as well as the powers of the Central Bank of The Bahamas to supervise and audit the activities of such entities. As it relates to the preservation of confidentiality, the Banks and Trust Companies Regulation Act makes it an offense for certain individuals to disclose without customer consent, inter alia, the identity, assets, liabilities, transactions or accounts of a customer of a licensee, save for in specified circumstances. Recently the Act was amended to provide further privacy in trust proceedings by mandating that those proceedings are held in private unless the circumstances warrant them being held in public.
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
Guernsey
Guernsey Financial Services Commission
Our activities in Guernsey are monitored by the GFSC through its Probability Risk and Impact System. The primary objective of the GFSC is to regulate and supervise financial services businesses in the Bailiwick of Guernsey ("Guernsey" or the "Bailiwick"). Almost all financial service activities in Guernsey are required to be licensed by the GFSC. Once licensed, the businesses are subject to the regulation, oversight, investigatory, information gathering and enforcement powers of the GFSC.

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
The Banking Supervision (Bailiwick of Guernsey) Law, 2020
The BSL provides that no person in the Bailiwick shall accept a deposit in the course of carrying on, whether in Guernsey or elsewhere, a deposit-taking business except under the authority of and in accordance with the conditions of a license granted by the GFSC. Butterfield Bank (Channel Islands) Limited holds a license under the BSL. In order to be granted a license, a company's business must be carried on with prudence, integrity, professional skills and in a manner which will not tend to bring the Bailiwick into disrepute. The business must also be directed by at least two individuals who are resident in the Bailiwick of Guernsey with appropriate standing and experience and sufficiently independent of each other. Businesses must also adhere to applicable codes, guidance, principles, policies, rules and instructions issued from time to time.
The Regulation of Fiduciaries, Administration Businesses and Company Directors, etc. (Bailiwick of Guernsey) Law, 2020
The Regulation of Fiduciaries, Administration Businesses and Company Directors, etc. (Bailiwick of Guernsey) Law 2020 (the "Guernsey Fiduciaries Law") provides that only a person licensed by the GFSC under the Guernsey Fiduciaries Law can carry on in or from within the Bailiwick fiduciary businesses, which includes:
•formation, management and administration of trusts;
•company or corporate administration;
•provision of executorship services; and
•the formation, management and administration of foundations.
The GFSC can grant three different categories of license, including a primary or secondary fiduciary license, which can only be granted to a company, other legal person or a partnership, and a personal fiduciary license. The primary fiduciary license also covers any director, partner or employee acting in the course of their employment. Secondary license holders must be associated with a designated primary licensee.
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
The Financial Services Commission (Bailiwick of Guernsey) Law, 1987
The Financial Services Commission (Bailiwick of Guernsey) Law, 1987 provides that the general functions of the GFSC are, among other things, to supervise the finance business in the Bailiwick, to counter financial crime and the financing of terrorism and to maintain confidence in the Bailiwick's financial services sector.
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
The Disclosure (Bailiwick of Guernsey) Law, 2007
The Disclosure (Bailiwick of Guernsey) Law, 2007 requires a person to report internally if that person knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in money laundering or that certain property is or is derived from the proceeds of criminal conduct and the information came to that person in the course of the business of a financial services business. A money laundering reporting officer must be appointed to fulfil this function and to make disclosure to a police officer who is a member of the Financial Intelligence Unit (the "FIU") or a member of the FIU who is not a police officer.
The Terrorism and Crime (Bailiwick of Guernsey) Law, 2002
The Terrorism and Crime (Bailiwick of Guernsey) Regulations, 2002 provides for a positive obligation on a person to report internally if that person knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in terrorist financing or that certain property is or is derived from terrorist property and the information came to that person in the course of the business of a financial services business. A money laundering reporting officer must be appointed to fulfil this function and to make disclosure to the relevant division of Guernsey's police unit or a member of the FIU who is not a police officer.
The Guernsey Banking Deposit Compensation Scheme (Bailiwick of Guernsey) Ordinance, 2008
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
The Data Protection (Bailiwick of Guernsey) Law, 2017
The DPL 2017 came into force on May 25, 2018 to coincide with the enforcement of the EU's General Data Protection Regulation (EU) 2016/679 ("GDPR"). The DPL 2017 updated Guernsey's data protection framework to ensure that Guernsey retained its data protection "adequacy" status with the European Commission. Guernsey also has "adequacy" status under the UK General Data Protection Regulation.

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
The Lending, Credit and Finance (Bailiwick of Guernsey) Law, 2022
The LCF Law and the regulatory rules which underpin it came into force on January 1, 2023, with full implementation on July 1, 2023.
The primary purpose of the LCF Law is to regulate the credit and finance sector to protect consumers who make use of consumer credit, including individual loans, home finance and credit for the purchase of goods and services. Firms offering or intermediating such services in or from within Guernsey need to be licensed to do so and regulated by the GFSC.
Jersey
Butterfield Bank (Channel Islands) Limited, Jersey Branch is regulated by the JFSC to carry on deposit-taking business under the Banking Business (Jersey) Law 1991; investment business pursuant to the Financial Services (Jersey) Law 1998; fund services business pursuant to the Financial Services (Jersey) Law 1998; and has notified the JFSC that it is carrying on money service business pursuant to the Financial Services (Jersey) Law 1998.
Butterfield's business in the Channel Islands was reorganized in 2024 so that all business, including deposit-taking business (as defined in the Banking Business (Jersey) Law 1991), lending and other banking business, Investment Business, Money Service Business and Fund Services Business (each as defined in the Financial Services (Jersey) Law 1998) formerly carried on in or from within Jersey by Butterfield Bank (Jersey) Limited (together, the "Business") has been transferred to Butterfield Bank (Channel Islands) Limited (previously Butterfield Bank (Guernsey) Limited) acting through it's Jersey branch (Butterfield Bank (Channel Islands) Limited, Jersey Branch) by way of a court sanctioned scheme. The scheme was sanctioned by the Royal Court of Jersey on May 14, 2024 and the transfer of the Business became effective on June 1, 2024.
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
Banking Business (Jersey) Law 1991
The BBL provides that no person shall carry on or hold themselves out as carrying on a deposit taking business in or from within Jersey or in any part of the world if they are a Jersey company unless they are registered under the BBL. Butterfield Bank (Channel Islands) Limited, Jersey Branch holds a license under the BBL. In order to be granted a license, the JFSC will consider the integrity, competence and financial standing, amongst other factors of a company's business and that it would be in the best interests of persons who may deposit money that the company should be registered. The business must also have a physical presence in Jersey involving meaningful decision making and management, and be subject to supervision by a relevant supervisory authority. Businesses must adhere to secondary legislation and codes issued from time to time. This law also contains provisions regarding approval of directors, controllers, key persons and managers, and sets out further powers of the JFSC.
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
Bank (Recovery and Resolution) (Jersey) Law 2017
The Bank (Recovery and Resolution) (Jersey) Law 2017 came into force in 2022. Butterfield Bank (Channel Islands) Limited, Jersey Branch is therefore now subject to the recovery and resolution powers, as well as investigatory powers, exercisable by the Jersey Resolution Authority. Butterfield Bank (Channel Islands) Limited, Jersey branch is, potentially to a limited extent, subject to the bank winding up procedure set out in this Law. This Law notes that where a bank is a branch of a foreign bank, the provisions of the law for the bank's home jurisdiction with respect to the ranking provided for the claims of ordinary creditors may, where notice is given by the Jersey Resolution Authority of its consent, apply to the resolution of that bank. The Law also contains provisions for the recognition (or refusal) of foreign resolution actions.

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
Both the Proceeds of Crime (Jersey) Law 1999 and the Terrorism (Jersey) Law 2002 provide for a positive obligation on businesses to report any suspicions of money laundering or terrorist financing to the Jersey Financial Intelligence Unit and create offenses for "tipping off" third parties in relation to such reports. The Proceeds of Crime (Jersey) Law 1999 was also amended in 2022 to introduce an offense of failing to prevent money laundering by employees, agents, service providers or customers, as a result of failing to maintain and apply adequate prevention procedures.
Butterfield Bank (Channel Islands) Limited, Jersey Branch, is also required by the Money Laundering (Jersey) Order 2008 and the JFSC's AML/CFT/CPF Handbook, to maintain policies and procedures to prevent and detect money laundering, including customer due diligence measures, record-keeping, screening of employees, internal control, risk assessment and management and the monitoring and management of compliance with such policies and procedures. Butterfield Bank (Channel Islands) Limited, Jersey Branch, is subject to the supervisory and enforcement powers of the JFSC in relation to such matters.
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
Data Protection (Jersey) Law, 2018 / Data Protection Authority (Jersey) Law, 2018
The DPJL, and its companion statute the DPAJL, came into force on May 25, 2018 to coincide with implementation of the GDPR. The DPJL updated Jersey's data protection framework expressly to mirror the GDPR and ensure that Jersey retained its data protection "adequacy" status with the European Commission. Jersey also has "adequacy" status under the UK General Data Protection Regulation.
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
AML and Financial Crime
Butterfield Mortgages Limited is subject to a range of legislation at a UK level requiring it to take steps to detect and prevent potential money laundering, financial crime, terrorist financing or proliferation financing. The FCA and law enforcement have investigatory powers in relation to suspected breaches.

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
UK Data Protection Law
The DPA 2018 came into force on May 25, 2018 and supplemented and tailored the EU GDPR to the UK legal framework. Following the UK leaving the EU on January 31, 2020, the EU GDPR was amended and incorporated into the UK’s domestic law by the European Union (Withdrawal) Act 2018, as further amended by the European Union (Withdrawal Agreement) Act 2020 (that makes legal provision for ratifying the Brexit Withdrawal Agreement of January 24, 2020 and implementing it into the domestic law of the United Kingdom as the UK GDPR). It sits alongside an amended version of the DPA 2018, and the Data (Use and Access) Act 2025, which further amends and supplements the UK GDPR.
Butterfield Mortgages Limited is required to have in place compliant policies, procedures, risk assessments and other records, and contracts to meet the UK GDPR (as amended and supplemented) obligations to deal with personal data appropriately. Additionally, there are still implications under the EU GDPR on UK controllers who broadly, have customers in the EEA or monitor individuals in the EEA as the EU GDPR applies to this processing. Breaches of the legislation included are criminal offenses and can result in severe penalties. The Information Commissioner’s Office has regulatory and disciplinary powers and a breach of the UK data protection law can give rise to financial penalties based on a percentage of annual turnover, alongside other enforcement options like mandatory audits or changes to personal data processing.
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
Swiss Data Protection Act
On September 1, 2023, the revised Federal Act on Data Protection 2020 ('FADP', or 'DPA and the DPO') entered into force. The revision responds to technological advancements, aligns Swiss data protection law with international data protection standards, including the GDPR, to allow Switzerland to uphold its status as a country adequately protecting personal data from an EU perspective. The DPA and DPO aim to protect the privacy and the fundamental rights of persons when their data is processed. The DPA and DPO provide for several requirements and limits with respect to data processing in Switzerland as well as the transfer of data outside Switzerland. The data protection legislation applies to any private entity processing data related to individuals ("data subjects"). Data processing is defined as any handling of personal data, irrespective of the means and procedures used, in particular the collection, storage, keeping, use, modification, disclosure, archiving or destruction of data.
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
The general principles of the Swiss data protection legislation include the obligations to process personal data lawfully, and to ensure that the processing is carried out in good faith and to be proportionate. Further, personal data may only be collected for a specific purpose that the data subject can recognize and must be destroyed or anonymized as soon as they are no longer required. The controller must also arrange the data processing in technical and organizational terms so that the principles as set forth in the DPA and DPO are respected. In particular, the controller must guarantee a level of data security appropriate to the risk of accidental destruction, loss, theft and any other unauthorized use, by taking suitable technical and organizational measures. Under the DPA, the data subjects have a right of access to their personal data if they request so and have the opportunity to request the correction of the personal data that is inaccurate. A data subject may also request the controller to deliver the personal data in an electronic format. Finally, the revised DPO now appends a list of countries providing for adequate data protection legislation for cross-border transfer purposes. Switzerland also has “adequacy” status under the EU GDPR and the UK GDPR, respectively.

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
Some countries, including Bermuda, the Cayman Islands, Channel Islands, the UK, Singapore, Switzerland and The Bahamas, have entered into, and other countries are expected to enter into, intergovernmental agreements ("IGAs") with the United States to facilitate the type of information reporting required under FATCA. While the existence of IGAs will not eliminate the risk of the withholding described above, these agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. IGAs will often require financial institutions in those countries to report some information on their US accountholders to the taxing authorities of those countries, which will then pass the information to the IRS.
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
Future Legislation and Regulation
The above jurisdictions and the other jurisdictions in which we operate may enact legislation from time to time that affects the regulation of the financial services industry or that affect the regulation of financial institutions chartered by or operating in those jurisdictions. These governments and their regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. For example, see Item 3.D “Risk Factors – Regulatory and Tax-Related Risks – We operate in a complex and changing regulatory environment and legal and regulatory changes or our failure to comply with laws and regulations could have a negative impact on our business, financial condition or results of operations“ and Item 3.D “Risk Factors – Risks Relating to Our Strategy, Brand, Portfolio and Other Aspects of Our Business – Requirements and expectations from our regulators and other stakeholders on sustainability, environmental, social and governance issues could significantly impact our business”. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could impact the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and modify our business strategy, and limit our ability to pursue business opportunities in an efficient manner. Our business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.
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

C.Organizational Structure
Refer to Item 4.B. "Business Overview".

D.Property, Plants and Equipment
Our corporate headquarters is located at 65 Front Street, Hamilton HM 12, Bermuda. In addition to our corporate headquarters we also maintain offices in the Cayman Islands, Guernsey, Jersey (a branch of the Channel Islands), the UK, The Bahamas, Switzerland, Singapore, Mauritius and Canada. Additionally, we operate three branch locations in Bermuda and three branch locations in the Cayman Islands. Premises are owned in Bermuda and the Cayman Islands, with the remainder being held under commercial leases.
E.Selected Statistical Data
The following tables present select statistical information as required by subpart 1400 of Regulation S-K.
Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential
Average Balance Sheet and Interest Rates
The following table presents average consolidated balance sheets and net interest income for the years indicated:

	For the year ended December 31
	2025			2024			2023
(in millions of $)	Average balance	Interest income (expense)	Average yield/ rate	Average balance	Interest income (expense)	Average yield/ rate	Average balance	Interest income (expense)	Average yield/ rate
Assets
Cash and cash equivalents — Interest bearing	1,674.8	61.6	3.68%	2,027.6	86.6	4.26%	1,704.1	67.3	3.95%
Securities purchased under agreements to resell	1,049.0	43.2	4.12%	546.0	27.5	5.03%	81.7	4.6	5.62%
Short-term investments	830.4	26.3	3.17%	831.6	42.9	5.14%	862.9	40.3	4.67%
Available-for-sale	2,406.8	77.9	3.23%	1,910.9	48.9	2.55%	1,925.3	35.6	1.85%
Held-to-maturity	3,124.9	70.7	2.26%	3,357.4	75.6	2.25%	3,604.8	80.5	2.23%
Investment in securities(1)	5,531.7	148.6	2.69%	5,268.3	124.5	2.36%	5,530.1	116.1	2.10%
Commercial loans	1,256.6	80.3	6.39%	1,336.3	88.3	6.59%	1,393.9	93.1	6.68%
Consumer loans	3,203.5	197.1	6.15%	3,276.6	215.8	6.57%	3,519.8	224.2	6.37%
Total loans, net of allowance for credit losses(2)	4,460.0	277.4	6.22%	4,612.9	304.1	6.57%	4,913.7	317.4	6.46%
Interest-earning assets	13,546.0	557.1	4.11%	13,286.4	585.7	4.40%	13,092.5	545.6	4.17%
Other assets	434.6			423.5			409.1
Total assets	13,980.6			13,709.9			13,501.5
Liabilities
Deposits	10,011.7	(189.1)	(1.89)%	9,785.9	(227.0)	(2.31)%	9,410.9	(170.5)	(1.81)%
Securities sold under agreements to repurchase	4.8	(0.2)	(4.56)%	46.8	(2.0)	(4.32)%	1.4	(0.1)	(5.59)%
Long-term debt	44.1	(3.7)	(8.34)%	98.6	(5.5)	(5.55)%	129.2	(8.1)	(6.26)%
Interest bearing liabilities	10,060.7	(193.0)	(1.92)%	9,931.3	(234.5)	(2.35)%	9,541.4	(178.7)	(1.87)%
Non-interest bearing current accounts	2,621.9			2,577.9			2,803.6
Other liabilities	246.6			247.2			248.2
Total liabilities	12,929.1			12,756.4			12,593.2
Shareholders' equity	1,051.5			953.5			908.3
Total liabilities and shareholders' equity	13,980.6			13,709.9			13,501.5
Non-interest bearing funds net of non-interest-earning assets (free balance)	3,485.3			3,355.1			3,551.1
Net interest margin		364.1	2.69%		351.2	2.64%		367.0	2.80%
Net interest spread			2.49%			2.43%			2.62%
Ratio of average interest earning asset/ interest bearing liabilities	134.6%			133.8%			137.2%
______________________________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

(2)Interest income and rates on loans include loan fees (2025: $4.3 million; 2024: $5.1 million and 2023: $5.1 million). Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented. Interest income on non-accrual loans is recognized only to the extent it is received in cash. See "Note 2: Significant accounting policies" of our audited consolidated financial statements for further information.

Analysis of Changes in Volume and Rate on Interest Income and Interest Expense
The following table presents the amount of changes in interest income and interest expense from December 31, 2024 to December 31, 2025 and from December 31, 2023 to December 31, 2024, due to changes in both average volume and average rate. Changes not solely due to volume or rate have been allocated to volume.

	2025 compared to 2024			2024 compared to 2023
(in millions of $)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)	Increase/ (Decrease) due to Changes in		Net Increase/ (Decrease)
	Volume	Rate		Volume	Rate
Interest income related to:
Cash and cash equivalents — Interest bearing	(13.19)	(11.81)	(25.00)	14.02	5.36	19.38
Securities purchased under agreements to resell	20.67	(4.98)	15.69	23.43	(0.48)	22.95
Short-term investments	(0.11)	(16.47)	(16.58)	(1.49)	4.09	2.60
Available-for-sale	15.87	13.09	28.96	(0.23)	13.53	13.30
Held-to-maturity	(5.47)	0.55	(4.92)	(5.35)	0.46	(4.89)
Total investment in securities(1)	10.40	13.64	24.04	(5.58)	13.99	8.41
Commercial loans	(5.33)	(2.68)	(8.01)	(3.56)	(1.30)	(4.86)
Consumer loans	(5.05)	(13.69)	(18.74)	(15.38)	6.99	(8.39)
Total loans, net of allowance for credit losses(2)	(10.38)	(16.37)	(26.75)	(18.94)	5.69	(13.25)
Total interest-earning assets	7.39	(35.99)	(28.60)	11.44	28.65	40.09
Interest expenses related to:
Deposits	(3.76)	41.63	37.87	(9.30)	(47.20)	(56.50)
Securities sold under agreements to repurchase	1.92	(0.11)	1.81	(1.97)	0.02	(1.95)
Long-term debt	4.57	(2.76)	1.81	1.68	0.93	2.61
Total interest bearing liabilities	2.73	38.76	41.49	(9.59)	(46.25)	(55.84)
Change in net interest income	10.12	2.77	12.89	1.85	(17.60)	(15.75)
______________________________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.
(2)Interest income and rates on loans include loan fees (2025: $4.3 million; 2024: $5.1 million and 2023: $5.1 million). Additionally, average non-accrual loans were included in the average loan balances used to determine the average yield on loans in all of the periods presented.
Investment Portfolio
The following table presents an analysis of the weighted average yields for interest bearing debt securities as at December 31, 2025:

	Remaining term to maturity
	Within 1 year	1 to 5 years	After 5 through 10 years	After 10 years	No specific or single maturity	Total
Available-for-sale (measured at fair value)
US government and federal agencies	2.1%	3.3%	—%	—%	3.7%	3.2%
Residential mortgage-backed securities	—%	—%	—%	—%	3.3%	3.3%
Weighted average yield(1)	2.1%	3.3%	—%	—%	3.7%	3.2%
Held-to-maturity (measured at amortized cost)
US government and federal agencies	—%	—%	—%	—%	2.5%	2.5%
Weighted average yield(1)	—%	—%	—%	—%	2.5%	2.5%
Total Weighted average yield(1)	2.1%	3.3%	—%	—%	2.9%	2.9%
___________
(1)Yields are based on average historical costs and yields on securities held in income tax exempt jurisdictions are not computed on a tax-equivalent yield basis.

Loan Portfolio
Maturity Profile of the Loan Portfolio
The following table presents certain items in our loan portfolio by contractual maturity as at December 31, 2025:

	Remaining term to average contractual maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 years through 15 years	After 15 years	No specific maturity(1)	Total
Commercial loans
Government	61.8	5.7	209.3	—	—	276.8
Commercial and industrial	80.2	99.3	16.5	1.6	—	197.6
Commercial overdrafts	63.7	—	—	—	—	63.7
Total Commercial loans	205.7	105.0	225.8	1.6	—	538.1
Commercial real estate loans
Commercial mortgage	12.5	143.4	328.7	2.9	—	487.5
Construction	71.5	6.1	—	—	—	77.6
Total Commercial real estate loans	84.0	149.5	328.7	2.9	—	565.1
Consumer loans
Automobile financing	1.0	14.9	3.2	—	—	19.1
Credit card	99.1	—	—	—	—	99.1
Overdrafts	35.1	—	—	—	—	35.1
Other consumer	6.5	13.4	11.1	11.3	—	42.3
Total Consumer loans	141.7	28.3	14.3	11.3	—	195.6

Total Residential mortgages	458.8	887.2	790.4	975.6	—	3,112.0

Non-interest bearing items without a contractual maturity(1)	—	—	—	—	(3.0)	(3.0)

Total	890.2	1,170.0	1,359.2	991.4	(3.0)	4,407.8

The following table presents our loan portfolio by maturity and type of interest as at December 31, 2025:

	Remaining term to average contractual maturity
(in millions of $)	Within 1 year	1 to 5 years	After 5 years through 15 years	After 15 years	No specific maturity(1)	Total
Loans with fixed interest rates:
Commercial loans	5.0	6.6	217.2	—	—	228.8
Commercial real estate loans	1.3	68.0	162.7	2.3	—	234.3
Consumer loans	0.4	2.1	2.2	7.2	—	11.9
Residential mortgages	129.5	367.8	349.6	617.0	—	1,463.9
Total Loans with fixed interest rates	136.2	444.5	731.7	626.5	—	1,938.9
Loans with floating or adjustable interest rates:
Commercial loans	200.7	98.4	8.6	1.6	—	309.3
Commercial real estate loans	82.7	81.5	166.0	0.6	—	330.8
Consumer loans	141.3	26.2	12.1	4.1	—	183.7
Residential mortgages	329.3	519.4	440.8	358.6	—	1,648.1
Total loans with floating or adjustable interest rates	754.0	725.5	627.5	364.9	—	2,471.9

Non-interest bearing items without a contractual maturity(1)	—	—	—	—	(3.0)	(3.0)

Total loans	890.2	1,170.0	1,359.2	991.4	(3.0)	4,407.8
(1)Included here are items without a contractual maturity such as deferred loans fees and fair value adjustments.

Credit Ratios
The following table presents our credit ratios for the years indicated:

	For the year ended December 31
(in millions of $)	2025	2024	2023
Allowance for credit losses to total loans outstanding:
Allowance for credit losses	25.4	25.7	25.8
Total loans outstanding	4,407.8	4,499.3	4,771.6
	0.6%	0.6%	0.5%
Non-accrual loans to total loans outstanding:
Non-accrual loans	91.3	76.7	61.0
Total loans outstanding	4,407.8	4,499.3	4,771.6
	2.1%	1.7%	1.3%
Allowance for credit losses to non-accrual loans:
Allowance for credit losses	25.4	25.7	25.8
Non-accrual loans	91.3	76.7	61.0
	27.8%	33.5%	42.2%
Net charge-offs (recoveries) during the period to average loans outstanding:
Commercial loans
Net charge-offs (recoveries) during the period	0.6	0.5	1.5
Average amount outstanding	601.3	650.5	678.7
	0.09%	0.07%	0.22%
Commercial real estate loans
Net charge-offs (recoveries) during the period	0.1	0.4	0.0
Average amount outstanding	582.9	603.6	608.2
	0.01%	0.06%	—%
Consumer loans
Net charge-offs (recoveries) during the period	-0.0	0.8	0.8
Average amount outstanding	189.1	191.9	188.0
	(0.01)%	0.40%	0.43%
Residential Mortgages
Net charge-offs (recoveries) during the period	0.0	0.3	1.5
Average amount outstanding	3,138.7	3,167.1	3,431.1
	—%	0.01%	0.04%
Total loans
Net charge-offs (recoveries) during the period	0.6	1.9	3.8
Average amount outstanding	4,460.0	4,612.9	4,913.7
	0.01%	0.04%	0.08%
Allowance for credit losses to loans outstanding remained flat at 0.6% in 2025 compared to 2024.
Non-accrual loans to total loan outstanding ratio increased to 2.1% in 2025 from 1.7% in 2024 driven by a residential mortgage facility in the Channel Islands and UK segment and partially offset by the settlement of a commercial real estate loan facility in Bermuda.
Allowance for credit losses to non-accrual loans decreased to 27.8% in 2025 from 33.5% in 2024 due to the abovementioned net increase in non-accrual loans.
Net charge-off (recoveries) ratio decreased from 0.04% in 2024 to 0.01% in 2025 which remains at a negligible level as a percentage of total gross loans.

Allocation of the Allowance for Credit Losses

	December 31, 2025
(in millions of $)	Amount	Percent of loans in each category to total loans
Balance at End of Period Applicable to:
Commercial	12.4	12%
Commercial real estate	1.1	13%
Consumer	3.4	4%
Residential Mortgage	8.5	71%
	25.4	100%
See "Note 6: Loans" to our audited consolidated financial statements as at December 31, 2025 for the breakdown of allowance for credit losses by each loan category.
Deposits
The following table presents our deposits by category for the years indicated:

	For the year ended December 31
	2025		2024		2023
(in millions of $)	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Interest bearing deposits
Bermuda
Demand	1,990.1	0.38%	1,926.3	0.16%	1,936.2	0.23%
Term	954.0	3.23%	1,019.2	3.90%	771.0	3.10%
Total Bermuda	2,944.1		2,945.5		2,707.2
Non-Bermuda
Demand	3,979.6	1.07%	3,689.7	1.12%	4,062.8	0.80%
Term	3,088.0	3.51%	3,150.8	4.37%	2,640.8	4.15%
Non-Bermuda	7,067.6		6,840.5		6,703.6
Total interest bearing deposits	10,011.7		9,786.0		9,410.8
Non-interest bearing demand deposits
Bermuda	1,616.4		1,619.1		1,730.2
Non-Bermuda	1,005.5		958.8		1,073.4
Total non-interest bearing deposits	2,621.9		2,577.9		2,803.6

The following table presents the amount of uninsured deposits by reportable segment:

	As at December 31
(in millions of $)	2025	2024
Bermuda(1)	4,231.1	4,540.6
Cayman(2)	4,065.8	3,971.1
Channel Islands and the UK(3)(4)	3,922.7	3,797.7
	12,219.6	12,309.4
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

The following table presents the amount of uninsured time deposits by reportable segment and time to maturity as at December 31, 2025:

	Remaining term to contractual maturity
(in millions of $)	Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
Time deposits in excess of insured limit:
Bermuda	37.9	32.1	41.7	25.9	137.6
Channel Islands and the UK	281.8	33.9	75.7	—	391.4
Total time deposits in excess of insured limit	319.7	66.0	117.4	25.9	529.0

Time deposits in uninsured accounts:
Bermuda	686.8	58.5	39.4	19.8	804.5
Cayman	917.5	122.7	41.3	3.7	1,085.2
Channel Islands and the UK	1,172.1	144.6	138.7	—	1,455.4
Total time deposits in uninsured accounts	2,776.4	325.8	219.4	23.5	3,345.1

Total uninsured time deposits	3,096.1	391.8	336.8	49.4	3,874.1

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
The following table details our Net Revenue in total and by segment, as well as our total assets, total loans, total deposits, total AUA (which includes trust and custody AUA) and AUM for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

	For the year ended December 31
	2025	2024	2023
Net Revenue
% of Net Revenue from:
Bermuda segment	43.3%	43.5%	45.1%
Cayman segment	31.2%	31.5%	33.6%
Channel Islands and the UK segment	18.1%	18.0%	15.3%
Other segment	7.4%	7.1%	6.1%

(in millions of $)
Summary Balance Sheet
Total Assets	14,094.9	14,231.4
Total Loans	4,382.4	4,473.6
Total Deposits	12,698.1	12,745.9
Assets under administration
Custody and other administration services	32,298.1	30,494.7
Trust	134,652.0	131,276.6
Assets under management
Butterfield Funds	2,888.0	2,416.3
Other assets under management	4,023.6	3,631.8

Market Environment

Our business is affected by international, regional and local economic conditions as well as, the perception of future economic prospects. The significant macro-economic factors that impact our business include the US and global economic landscapes, unemployment rates, the housing markets and interest rates. 2025 began with elevated uncertainty in financial markets as a new administration came into office in the US. Tariffs, fiscal deficits, elevated inflation, and the threat of reduced global trade briefly destabilized sovereign bond and equity markets across the globe. Since that time, as the US tariff threat has lessened, and the US Federal Reserve along with other global central banks, has further eased monetary policy, volatility has declined significantly. While the issues listed above remain threats to growth in 2026, markets appear better equipped to handle the uncertainty. In addition, slightly slower growth and some disinflationary pressures will likely give global central banks room to further ease financial conditions at the margin. Nevertheless, sovereign yield curves and longer-term risk premia are likely to remain elevated for some time.

Bermuda Segment

Bermuda’s economy grew 1.9% in 2024 and Real GDP was 10% higher than when compared to 2019 levels of GDP, indicating that Bermuda has recovered from the COVID-19 pandemic economic impacts and has experienced growth.

The international business sector, especially the life reinsurance and captive insurance markets, continue to grow, attracting new capital and companies, demonstrated by employment levels reaching new highs of 5,040 employed in the international business sector in 2024. This is an increase of 1,020 from 2019 levels and currently represents

15% of total employment in Bermuda. Bermuda remains the world’s largest captive domicile, one of the largest markets for reinsurance underwriting and the largest market for insurance-linked securities.

Retail activity continues to be challenged and consumer imports via online retailers remain at elevated levels. While the official inflation rates recorded in Bermuda have been modest, general cost of living challenges remain, driven by food costs, energy costs and housing costs, both in rental rates and building costs.

Airlift increased by just over 1.2% in 2025, however, several hurricane related impacts caused a reduction in air and cruise arrivals for the year, with air arrivals down 1.65% and cruise arrivals down 14.6%. There continues to be positive news on hotel developments, with two hotels, including the largest in Bermuda, currently undergoing redevelopment. Recent hotel operating performance has been strong, with revenue per available room night in 2025 of $413 compared to $379 in 2024, driven by stable occupancy trends (64.0% compared to 63.2% in 2024) and increasing average daily rates of $611 compared to $554 in 2024.

Construction activity has been bolstered with two new office developments in Hamilton and the redevelopment of two hospitality properties. There are an estimated 500+ Airbnb units now available on the island, still down slightly from pre-pandemic levels. In the real estate sector, rental rates continue to climb due to limited inventory against current demand. Housing sales have remained stable but still lag behind pre-pandemic levels, however, current real estate prices have seen some uplift.

Government finances continue to improve with a projected budget surplus for the 2025-2026 fiscal year, largely from increases in payroll tax receipts in the international business sector and customs duties and the implementation of the Corporate Income Tax in Bermuda. Expenses have also risen to assist resident Bermudians in need of financial support and capital expenditure directed at affordable housing is expected to continue. The Corporate Income Tax Act became effective on January 1, 2025 and there is an expectation of substantive revenue generation for the Bermuda Government - see Item 10.E. "Additional Information - Taxation". S&P recently reaffirmed their long term debt ratings at A+ and maintain a ‘stable’ outlook for the jurisdiction, with Morningstar DBRS upgrading Bermuda’s long term issuer rating to A with ‘stable’ outlook. Government debt to GDP ratio is currently 35%, and with support of the Corporate Income Tax receipts, this is expected to improve further over the next several years.

See also Item 3.D. "Risk Factors - Risks Relating to the Markets in Which We Operate - Adverse economic and market conditions in Bermuda, the Cayman Islands and the Channel Islands and the UK, have in the past resulted in and could in the future result in lower revenue, lower asset quality, increased provisions and lower earnings" and Item 3.D. “Risk Factors - Risks Relating to the Markets in Which We Operate - A decline in tourism in Bermuda and the Cayman Islands could adversely affect our business, financial condition or results of operations”.

	2024P	2023R	2022R	2021R	2020R
Bermuda GDP (in millions of BMD $)	7,101	6,970	6,680	6,287	6,001
% change from prior year	1.9%	4.3%	6.3%	4.8%	(6.8)%
Source: Government of Bermuda, Department of Statistics, Economist Intelligence Unit
Cayman Segment
The Cayman Islands continues to experience strong inbound tourism with arrivals in 2025 projected to be above 2024 arrivals, while construction projects related to tourism continue to add to the island’s high quality room stock and support growth. Cruise ship and cruise passenger arrivals remain structurally lower, reflecting a permanent post-COVID shift. Cayman Island’s GDP is projected to have grown by 2.5% in 2025 but expected to ease to 2.0% in both 2026 and 2027. Financial services and tourism are expected to remain the key drivers of growth along with ongoing development of condominiums, hotels, apartment complexes and residential homes, keeping the construction sector vibrant in the near term with several large scale developments scheduled to be completed in 2026. Interest rates have fallen during the second half of 2025 but, at current levels, appetite for new speculative development remains low.

The Cayman Islands has experienced a meaningful increase in its population in order to service the expanding economy. Given the Cayman Island’s dependence on the US for imports, it is expected that the recent increases in US import tariffs will have a pass through effect on local inflation, resulting in estimated year-end inflation of 1.9% in 2025. However, a high base effect means that inflation is expected to ease to 1.2% at year-end 2026 and 0.9% at year-end 2027. In addition to imported inflation, firm housing demand related to strong tourism and an increase in guest workers will keep upward pressure on consumer prices. Real estate transaction levels showed steady momentum in 2025 and activity remained balanced across both luxury and mid-market segments.

The Cayman Islands Government is forecasting a budgetary surplus for 2025 resulting from better than planned revenues from economic expansion. Surpluses in each of 2026 and 2027 were also planned in the Government’s approved two-year budget.

	2025E	2024E	2023	2022	2021
Cayman Islands GDP (in millions of $)	7,520	7,340	7,140	6,600	6,060
% change from prior year	2.5%	2.8%	8.2%	8.9%	7.1%
Source: Economist Intelligence Unit
Channel Islands and UK Segment

The macroeconomic backdrop across the economies in which we operate remains challenging, as both domestic and international factors continue to weigh on policymakers’ ability to navigate a clear path forward. The key themes across the UK and the Channel Islands are broadly consistent: below-trend growth, inflation that remains above target, and increasing pressure on government finances.

The UK economy and its monetary policy continue to set the tone for the Channel Islands, although global factors do have an overarching impact. As we entered 2025, expectations were for a heightened degree of uncertainty and inconsistency in US policymaking. While the US focus on deregulation and lower taxation was generally expected to support economic growth, the inward-looking nature of expansive US tariff policies has weighed on global confidence, intensifying concerns around deglobalization. A similar level of uncertainty is evident in the domestic UK economy, where the ruling Labour Party has made limited progress in curbing government spending, raising fears that higher taxation may be required to restore fiscal balance and decreasing confidence to invest.

Overall, these factors have contributed to stagnation in the UK economy. Growth is expected to remain below trend in 2026 and beyond, with median forecasts of 1.0 - 1.5% per annum. In response, the Bank of England has sought to support activity by cutting interest rates from 4.75% to 3.75% during 2025. However, the scope for more aggressive easing has been constrained by services inflation continuing to run above target. The low-growth environment is likely to persist over the coming years, with confidence low, fiscal policy constrained and monetary policy decisions needing to strike a careful balance between supporting growth and avoiding a resurgence in inflation.

Growth data in the Channel Islands is relatively limited, with data for 2025 not due until the end of 2026. The latest releases suggest that in 2024 Jersey experienced a contraction of 0.7% in real terms. There has been no GDP data released for Guernsey through 2025 due to ‘operational changes’ by the States of Guernsey.

However, given the limited growth in Jersey and a large factor in this being the effect of lower interest rates on the finance industry profitability, it is fair to expect that the situation of low to no growth in Guernsey is also the case.

Looking ahead, both Channel Island economies display characteristics similar to those of the UK. Inflation remains above target, house prices are broadly flat, and demographic pressures are contributing to fiscal deficits that are politically challenging to address. That said, the Channel Islands economies are starting from a relatively strong position, with negligible unemployment and low levels of government debt on a gross basis, and largely offset by strategic reserves. In addition, S&P remains comfortable with Jersey’s AA- rating and Guernsey’s A- rating, although it continues to highlight that economic growth is likely to remain below trend in the coming years.

Our operations in the Channel Islands and UK use the Pound Sterling as their functional currency, and are closely linked to economic trends in both the UK and the Eurozone due to the close relationships between the UK and Europe, despite the Channel Islands autonomy from the UK. See Item 3.D. “Risk Factors".

Prime Central London lending remained subdued throughout the year but, despite that environment, the overall loan portfolio has remained flat. Overall credit levels remaining largely unchanged throughout the year with Channel Islands government and residential mortgage progress being offset by a reduction in Lombard lending.

	2024	2023	2022	2021	2020
Guernsey GDP (GVA Market/GBP (in £ Millions))	3,488	3,574	3,439	3,439	3,255
Annual Changes (%)	(2.4)%	3.9%	—%	5.7%	(7.0)%
Source: States of Guernsey

	2024	2023	2022	2021	2020
Jersey GDP (GBP (in £ millions))	6,859	6,907	6,414	6,044	5,465
Annual Changes (%)	(0.7)%	7.7%	6.1%	10.6%	(10.0)%
Source: States of Jersey
We continue to maintain a cautious stance with a liquid balance sheet, a conservative investment portfolio, and no reliance on wholesale funding. Total liquid cash and investments made up 65.6% of our balance sheet at December 31, 2025, which is slightly up from 65.3% at December 31, 2024.

Group Overview and Highlights
2025 Overview
In 2025, our net income increased by $15.6 million to $231.9 million from $216.3 million in 2024. This increase was driven primarily by decreasing deposit costs outpacing lower loan and treasury yields and higher non-interest income, which were partially offset by higher non-interest expenses. Management continued to focus on management of capital, expenses and risks, and maintaining our strong capital position with CET1 and Total capital ratios of 27.6% and 27.8%, respectively, as at December 31, 2025. For the year ended December 31, 2025, the Board declared four quarterly dividends totaling $1.88 for each common share held on record as of the applicable record dates, and repurchased 3.5 million common shares from the share repurchase programs. On December 8, 2025, the Board approved a new share repurchase program authorizing the purchase of up to 3.0 million common shares through to December 31, 2026. The Board will continue to evaluate capital planning options and the payment of future dividends as warranted, subject to regulatory requirements. See Item 8.A. "Consolidated Statements and Other Financial Information - Dividend Policy" and Item 3.D. "Risk Factors – Risks Relating to the Common Shares - Holders of our common shares may not receive dividends" elsewhere in this report for further details.

The quality of our assets remained robust, total assets decreased year-over-year by $0.1 billion to $14.1 billion, primarily driven by loan repayments outpacing originations and the early repayment of the Banks' long-term debt. Deposits and loans remain relatively flat at $12.7 billion and $4.4 billion, respectively. Investments were up by $0.2 billion to $5.7 billion due to the redeployment of assets into the available-for-sale investment portfolio and improvements in net unrealized losses on AFS securities. Overall liquidity remained strong, as measured by cash and cash equivalents, securities purchased under agreements to resell, short-term investments and investments in securities as a percentage of total assets, ending the year at 65.6% compared to 65.3% in the prior year.

Our shareholders’ equity increased year-over-year by $0.1 billion to $1.1 billion, which was primarily as a result of organic growth through net income net of dividends paid out during the year, improvements in net unrealized losses on the AFS investment portfolio and partially offset by common share repurchases and retirements.
Key contributors to our 2025 results were as follows:
•Profitability:  Net income increased year-over-year by $15.6 million, or 7.2%, to $231.9 million, primarily due to higher non-interest income, decreasing deposit costs outpacing decreasing loan and treasury yields and a decrease in provision for credit losses. These increases were partially offset by increases in non-interest expenses and income taxes.
•Net interest margin:  NIM increased by 5 basis points to 269 basis points compared to 264 basis points in 2024. The increase in NIM was due to lower cost of deposits as central banks cut market interest rates and increased investment yields as assets were deployed into higher yielding AFS securities and which were partially offset by lower treasury and loan yields. Loan yields decreased by 35 basis points to 622 basis points; the investment portfolio yields increased by 33 basis points to 269 basis points; and yields on cash and cash equivalents, securities purchased under agreements to resell and short-term investments were down by 91 basis points to 369 basis points. The cost of funding decreased and saw expense yields decreasing by 33 basis points to 150 basis points due to central bank market interest rate cuts.
•Expenses:  Total non-interest expenses increased year-over-year by $9.7 million to $368.8 million in 2025, largely due to increases in staff related costs of $10.2 million from senior management departures, inflationary increases, group-wide voluntary early retirement and redundancy programs and higher incentive accruals. These were partially offset by a decrease of $1.1 million in technology and communications cost due to lower IT software maintenance expenses and $0.8 million decrease in professional and outside services costs. These expenses included $5.6 million of non-core expenses related primarily to costs associated with senior executive departures and the group-wide voluntary early retirement and redundancy programs. The core efficiency ratio improved from 60.0% in 2024 to 58.5% in 2025, reflecting the rate of core non-interest expense relative to the increase in revenue.
•Deposits: Deposits remained relatively flat year-over-year at $12.7 billion as at December 31, 2025. Deposit volumes were down in Bermuda but offset by increased volumes in Cayman and the Channel Islands and UK and positive foreign exchange translation as a result of a strengthened Pound Sterling. Interest bearing deposit costs decreased by 42 basis points to 189 basis points in 2025. With non-interest bearing deposits totaling $2.7 billion as at December 31, 2025, the average cost of deposits for the year decreased by 33 basis points to 150 basis points.
•Loan quality:  As at December 31, 2025, we had gross non-accrual loans of $91.3 million representing 2.1% of total gross loans, an increase from $76.7 million, or 1.7%, of total loans at December 31, 2024. The increase in non-accrual loans was driven by a few residential mortgage facilities in the Channel Islands and UK segment and partially offset by the repayment of a commercial real estate loan facility in Bermuda.
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

Financial Summary

	As at December 31
(in millions of $)	2025	2024	Dollar change	Percent change
Assets
Cash and cash equivalents	1,708.9	1,998.1	(289.2)	(14.5)%
Of which cash and demand deposits with banks — non-interest bearing	105.4	93.1	12.3	13.2%
Of which demand deposits with banks — interest bearing	171.2	165.7	5.5	3.3%
Of which cash equivalents — interest bearing	1,432.3	1,739.2	(306.9)	(17.6)%
Securities purchased under agreements to resell	1,096.2	1,205.4	(109.2)	(9.1)%
Short-term investments	756.5	580.0	176.5	30.4%
Investment in securities	5,688.3	5,512.8	175.5	3.2%
Of which available-for-sale(1)	2,696.3	2,272.5	423.8	18.6%
Of which held-to-maturity(2)	2,992.1	3,240.3	(248.2)	(7.7)%
Loans, net of allowance for credit losses	4,382.4	4,473.6	(91.2)	(2.0)%
Premises, equipment and computer software, net of accumulated depreciation	158.5	153.8	4.7	3.1%
Goodwill	25.4	23.6	1.8	7.6%
Other intangible assets, net	61.4	66.0	(4.6)	(7.0)%
Equity method investments	6.8	6.6	0.2	3.0%
Accrued interest and other assets	210.4	211.5	(1.1)	(0.5)%
Total assets	14,094.9	14,231.4	(136.5)	(1.0)%
Liabilities
Total deposits	12,698.1	12,745.9	(47.8)	(0.4)%
Of which — non-interest bearing	2,701.1	2,687.9	13.2	0.5%
Of which — interest bearing	9,996.9	10,058.0	(61.1)	(0.6)%
Securities sold under agreements to repurchase	—	92.6	(92.6)	(100.0)%
Employee benefit plans	84.5	83.6	0.9	1.1%
Accrued interest and other liabilities	170.5	189.8	(19.3)	(10.2)%
Long-term debt	—	98.7	(98.7)	(100.0)%
Total liabilities	12,953.0	13,210.6	(257.6)	(1.9)%
Total shareholders' equity(3)(4)	1,141.9	1,020.8	121.1	11.9%
Of which common share capital(4)	0.4	0.4	—	—%
Total liabilities and shareholders' equity	14,094.9	14,231.4	(136.5)	(1.0)%
Common shares outstanding (number)(4)	39.9	43.5	(3.6)	(8.3)%
______________________________
(1)Amortized cost of AFS debt securities was $2,785.6 million as at December 31, 2025 and $2,435.8 million as at December 31, 2024.
This includes assets pledged that secured parties are permitted to sell or repledge as at December 31, 2025: Nil (December 31, 2024: $93.5 million).
(2)Fair value of HTM debt securities was $2,566.5 million as at December 31, 2025 and $2,671.0 million as at December 31, 2024.
(3)As at December 31, 2025, the number of outstanding awards of unvested common shares was 1.8 million (December 31, 2024: 1.7 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank's common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share.
(4)Figures reflect the retirement of 4.1 million shares during the year ended December 31, 2025 (December 31, 2024: 4.5 million).

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $, except per share data)	2025	2024	2023	2024 to 2025	2023 to 2024	2024 to 2025	2023 to 2024
Interest income
Loans	277.4	304.1	317.4	(26.7)	(13.3)	(8.8)%	(4.2)%
Investments	148.6	124.5	116.1	24.1	8.4	19.4%	7.2%
Cash and cash equivalents, securities purchased under agreements to resell and short-term investments	131.2	157.1	112.1	(25.9)	45.0	(16.5)%	40.1%
Interest expense	(193.0)	(234.5)	(178.7)	41.5	(55.8)	(17.7)%	31.2%
Net interest income before provision for credit losses	364.1	351.2	367.0	12.9	(15.8)	3.7%	(4.3)%
Non-interest income	242.9	230.0	212.3	12.9	17.7	5.6%	8.3%
Net revenue	607.0	581.2	579.3	25.8	1.9	4.4%	0.3%
Provision for credit (losses) recoveries	(0.2)	(1.7)	(4.5)	1.5	2.8	(88.2)%	(62.2)%
Salaries and other employee benefits	(182.6)	(174.0)	(177.9)	(8.6)	3.9	4.9%	(2.2)%
Other non-interest expenses (including income taxes)	(192.2)	(189.6)	(175.2)	(2.6)	(14.4)	1.4%	8.2%
Net income before other gains (losses)	231.9	215.9	221.7	16.0	(5.8)	7.4%	(2.6)%
Total other gains (losses)	—	0.4	3.8	(0.4)	(3.4)	(100.0)%	(89.5)%
Net income	231.9	216.3	225.5	15.6	(9.2)	7.2%	(4.1)%
Non-core items	5.6	2.6	6.0	3.0	(3.4)	115.4%	(56.7)%
Core net income (Non-GAAP)	237.5	218.9	231.5	18.6	(12.6)	8.5%	(5.4)%
Core earnings to common shareholders (Non-GAAP)	237.5	218.9	231.5	18.6	(12.6)	8.5%	(5.4)%
Common dividends paid	(77.7)	(79.6)	(86.2)	1.9	6.6	(2.4)%	(7.7)%

Earnings per common share from continuing operations (in US$)
Basic	5.61	4.80	4.62	0.81	0.18	16.9%	3.9%
Diluted(1)	5.47	4.71	4.58	0.76	0.13	16.1%	2.8%
______________________________
(1) Reflects only certain unvested share awards, which have a dilutive effect.
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

	For the year ended December 31
(in %, unless otherwise indicated)	2025	2024	2023
Return on average common shareholders' equity(1)	21.7	21.4	24.2
Core return on average tangible common equity(2)	24.2	24.0	27.0
Return on average assets(3)	1.6	1.6	1.7
Core return on average tangible assets(4)	1.7	1.6	1.7
Net interest margin(5)	2.69	2.64	2.80
Efficiency margin(6)	59.4	60.4	59.8
Core efficiency ratio(7)	58.5	60.0	58.1
Fee income ratio(8)	40.0	39.7	36.9
Common equity Tier 1 capital ratio(9)(10)	27.6	23.5	23.0
Tier 1 capital ratio(9)	27.6	23.5	23.0
Total capital ratio(9)	27.8	25.8	25.4
Leverage ratio(9)(10)	7.6	7.3	7.6
Tangible common equity/tangible assets(10)	7.5	6.6	6.8
Tangible total equity/tangible assets(11)	7.5	6.6	6.8
Non-performing assets ratio(12)	0.8	1.1	1.0
Non-accrual ratio(13)	2.1	1.7	1.3
Non-performing loan ratio(14)	2.7	3.3	2.8
Net charge-off (recoveries) ratio(15)	—	—	0.1
Core net income attributable to common shareholders(16)(17) (in $ million)	237.5	218.9	231.5
Core net income per common share fully diluted(18)(20) (in $)	5.60	4.77	4.70
Common equity per share(19) (in $)	28.58	23.78	21.39
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

		For the year ended December 31
(in millions of $, unless otherwise indicated)		2025	2024	2023
Reconciliation of net income (GAAP) to core net income (non-GAAP)
Net income	A	231.9	216.3	225.5
Non-core (gains), losses and expenses
Non-core (gains) losses
Liquidation settlement from an investment previously written-off(1)		—	—	(4.0)
Total non-core (gains) losses	B	—	—	(4.0)
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs(2)		5.5	1.5	7.9
Tax compliance review costs(3)		—	0.3	0.1
Asset acquisition costs(4)		—	—	1.9
Restructuring charges and related professional service fees(5)		—	0.8	0.2
Total non-core expenses	C	5.6	2.6	10.0
Total non-core (gains), losses and expenses	D=B+C	5.6	2.6	6.0
Core net income attributable to common shareholders	E=A+D	237.5	218.9	231.5
Reconciliation of return on equity (GAAP) to core return on average tangible common equity (non-GAAP)
Core net income attributable to common shareholders	E=A+D	237.5	218.9	231.5
Average common equity	F	1,071.3	1,006.2	931.2
Less: average goodwill and intangible assets		(89.2)	(95.1)	(75.1)
Average tangible common equity	G	982.1	911.1	856.1
Return on equity	A/F	21.7%	21.4%	24.2%
Core return on average tangible common equity	E/G	24.2%	24.0%	27.0%
Reconciliation of diluted earnings per share (GAAP) to core earnings per common share fully diluted (non-GAAP)
Adjusted weighted average number of diluted common shares (in thousands)	F	42.4	45.9	49.3
Earnings per common share fully diluted	A/J	5.47	4.71	4.58
Non-core items per share	D/F	0.13	0.06	0.12
Core earnings per common share fully diluted		5.60	4.77	4.70
Reconciliation of return on average assets (GAAP) to core return on average tangible assets (non-GAAP)
Total average assets	G	14,068.3	13,795.6	13,592.9
Less: average goodwill and intangible assets		(89.2)	(95.1)	(75.1)
Average tangible assets	H	13,979.1	13,700.5	13,517.7
Return on average assets	A/G	1.6%	1.6%	1.7%
Core return on average tangible assets	E/H	1.7%	1.6%	1.7%

		For the year ended December 31
(in millions of $, unless otherwise indicated)		2025	2024	2023
Tangible equity to tangible assets
Shareholders' equity		1,141.9	1,020.8	1,003.6
Less: goodwill and intangible assets		(86.8)	(89.6)	(98.9)
Tangible common equity	I	1,055.1	931.2	904.7
Total assets		14,094.9	14,231.4	13,374.0
Less: goodwill and intangible assets		(86.8)	(89.6)	(98.9)
Tangible assets	J	14,008.1	14,141.8	13,275.1
Tangible common equity to tangible assets	I/J	7.5%	6.6%	6.8%
Efficiency ratio
Non-interest expenses		368.8	359.1	352.3
Less: amortization of intangibles		(8.0)	(8.0)	(5.7)
Non-interest expenses before amortization of intangibles	K	360.8	351.1	346.6
Non-interest income		242.9	230.0	212.3
Net interest income before provision for credit losses		364.1	351.2	367.0
Net revenue before provision for credit losses and other gains/losses	L	607.0	581.2	579.3
Efficiency ratio	K/L	59.4%	60.4%	59.8%
Core efficiency ratio
Non-interest expenses		368.8	359.1	352.3
Less: non-core expenses	C	(5.6)	(2.6)	(10.0)
Less: amortization of intangibles		(8.0)	(8.0)	(5.7)
Core non-interest expenses before amortization of intangibles	M	355.3	348.5	336.6
Core revenue before other gains and losses and provision for credit losses	N	607.0	581.2	579.3
Core efficiency ratio	M/N	58.5%	60.0%	58.1%
______________________________
(1)Relates to the liquidation settlement received from an investment that was previously written-off.
(2)In 2025, relates to group-wide voluntary early retirement and redundancy programs that resulted in the recognition of redundancy expenses and costs associated with senior executive departures.
In 2024, relates to costs associated with senior executive departures.
In 2023, relates to the group-wide restructuring that resulted in the recognition of redundancy expenses.
(3)Relates to the professional fees and final settlement of the US Department of Justice inquiry which commenced in 2013.
(4)Relates to costs incurred in the Credit Suisse asset acquisition completed in December 2023.
(5)Fees related to corporate restructuring.

The following charts show the trajectory of our performance from 2021 to 2025:
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
Our return on equity for 2025 of 21.7% and our Core ROATCE1 for 2025 of 24.2% were driven by a number of factors, including: significant fee income with historically low capital requirements; lower costs of deposit from central bank market interest rate cuts and higher investment yields as assets were deployed into higher yielding available-for-sale investment securities, which were partially offset by lower loan and treasury yields; reductions in accumulated other comprehensive losses due to the amortization of net gains (losses) on the HTM investment portfolio to net income and employee benefit plan adjustments; and our operations in corporate income tax neutral jurisdictions. As a result, our business generated core net income in 2025 well in excess of that needed to execute our organic balance sheet growth strategy.

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

The following chart shows total deposit trends for 2021 to 2025:

Deposit Balance and Funding Costs ($ in billions)
$13.9
$13.0
$12.0
$12.7
$12.7
0.11%
0.34%
1.40%
1.83%
1.50%
2021
2022
2023
2024
2025
Period-End Total Deposits
Cost of Deposit Funding

Historically, the markets in which we operate generate fewer loans than deposits, which has led us to take a conservative approach to managing our balance sheet. We accomplish this by maintaining a large cash balance and investing in high quality and liquid securities. The following chart illustrates our asset composition from 2021 to 2025:

Balance Sheet Composition - Total Assets ($ in billions)
2.4%
22.7%
40.7%
34.2%
3.1%
21.3%
40.0%
35.6%
3.5%
21.5%
39.6%
35.5%
3.2%
26.6%
38.7%
31.4%
3.3%
25.3%
40.4%
31.1%
2021
2022
2023
2024
2025
Loans
Securities
Cash & cash equivalents
Other assets

As at December 31, 2025, 25.3% of our balance sheet was cash and cash equivalents (including cash and demand deposits with banks, unrestricted term deposits, and treasury bills with a maturity of less than three months), securities purchased under agreements to resell and liquid short-term investments.

In addition to maintaining a large cash and cash equivalents balance, we also have a large and conservative securities investment portfolio. We have a disciplined investment portfolio selection process and invest in highly rated securities. We also seek to ensure that our portfolio remains liquid across market cycles: 99.7% of our portfolio was invested in US government treasuries and mortgage-backed securities issued by US governmental agencies. Our investment strategy as at December 31, 2025, aims to align the behavioral interest rate risk profile of our assets and liabilities — as at December 31, 2025, the average duration of our AFS investment portfolio was 2.9 years, the average duration of our HTM investment portfolio was 7.0 years, and the average duration of our total investment portfolio was 4.9 years. As at December 31, 2025, the total carrying value of our AFS investment portfolio was $2.7 billion, and the total carrying value of our HTM investment portfolio was $3.0 billion.

In August 2023 and May 2025, Fitch and Moody's downgraded the US' long term sovereign credit rating to 'AA+' from 'AAA' and to "Aa1" from "Aaa", respectively. This impacted the ratings on the Bank's holdings of US government treasuries and mortgage-backed securities issued by US governmental agencies. The following charts show the composition of our investment portfolio by rating and asset type from 2021 to 2025:

The combination of our significant cash and securities portfolios helps drive our capital efficient balance sheet, with risk-weighted assets equal to 28.3% of our total assets and a Basel total capital ratio of 27.8%, each as at December 31, 2025.

Our loan underwriting process requires that we complete a full credit assessment of every customer prior to committing to a loan, which we believe has resulted in a high quality loan portfolio. Our lending markets do not have secondary markets for loans and as such we hold all of our originated loans on our balance sheet. In 2024 and 2025, net charge-offs represented 0.04% and 0.01%, respectively, of average loans. As at December 31, 2025, our non-accrual loan balance was $91.3 million, or 2.1% of total gross loans, and our loans past due were $162.0 million or 3.7% of total gross loans, of which 85.0% were full recourse residential mortgages. As at December 31, 2025, our loan portfolio consisted of 55% floating-rate loans and 45% fixed-rate loans generally with contractual rate resets of 3 to 5 years.

The following chart shows the segment composition of our loan portfolio from 2021 to 2025:

Loan Portfolio Composition by Origination - Geography

2%
14%
25%
20%
39%
3%
14%
22%
24%
37%
4%
13%
21%
25%
37%
8%
12%
22%
24%
34%
7%
12%
24%
24%
33%
2021
2022
2023
2024
2025
Bermuda
Cayman
UK
Guernsey
Jersey

Our loan portfolio has exhibited stability over time. The following chart shows loan portfolio trends for 2021 to 2025:

Loan Balance and Yield ($ in billions)
$5.2
$5.1
$4.7
$4.5
$4.4
4%
5%
9%
13%
69%
4%
6%
9%
12%
70%
4%
6%
8%
13%
69%
4%
6%
8%
14%
68%
4%
6%
6%
13%
71%
4.26%
4.90%
6.46%
6.57%
6.22%
2021
2022
2023
2024
2025
Residential
Commercial Real Estate
Other Commercial
Government
Consumer
Loan Yield

The domestic lending markets in Bermuda, the Cayman Islands, and the Channel Islands have a limited number of participants and significant barriers to entry. A total of 70.6% of our loan balances were residential mortgages as at December 31, 2025. These loans are attractive for a number of reasons. Our mortgages have exhibited predictable cash flows, with historically negligible refinancing activity due to significant transaction costs to refinance in these lending markets. Additionally, our mortgages in these markets have historically benefited from a manual underwriting process, low LTVs (with 78.8% of residential loans below 70% LTV as at December 31, 2025), and a full recourse legal system.

We have also generated balanced sources of non-interest income from a well-diversified customer base. For the five-year period ended December 31, 2025, our non-interest income is evenly split between banking which consists of banking and foreign exchange revenue, and wealth management, which consists of trust, asset management, and custody and other administration services.

Fee income from a typical trust client serviced in our wealth management business line is driven primarily by the size and complexity of our clients’ assets and holdings, which are generally diversified across multiple geographies; the performance of these businesses is not typically linked to the performance of the domestic economies of our local markets. Non-interest income represented 40.0% of our total Net Revenue (our fee income ratio) in 2025, and contributed significantly to the Company’s high Core ROATCE and excess capital generation as limited capital is required for our fee income business.

The following chart shows our various sources of non-interest income from 2021 to 2025:

Non-interest Income[1]

2%
8%
27%
22%
26%
15%
3%
7%
25%
23%
28%
14%
2%
6%
27%
22%
28%
15%
2%
6%
27%
22%
28%
16%
2%
6%
27%
22%
28%
16%
2021
2022
2023
2024
2025
Asset Management
Foreign Exchange Revenue
Custody and Other Administration Services
Banking
Trust
Other Non-Interest Income

2025 Non-Interest Income: $242.9 million / 40.0% Fee Income Ratio

_____________
(1) Foreign exchange revenue represents income generated from client-driven transactions in the normal course of business. We do not engage in proprietary trading.

Growth Opportunities

We expect that, all else being equal, a rising interest rate environment would generally increase our net interest income before provision for credit losses because an increase in our cost of deposits would lag an increase in yield of our cash, securities and loans. In addition, a significant portion of our deposits are non-interest bearing (21% as at December 31, 2025), and as a result, only a portion of our funding is sensitive to rising rates. Our non-interest bearing deposit balances have historically exhibited low correlation with market interest rates, a behavior that we attribute in part to a sizable client base that utilizes our bank for custody and clearing services as well as cash management purposes. Potential changes to our net interest income in hypothetical rising and declining rate scenarios, measured over a 12-month period, are presented in the chart below (these projections assume parallel shifts of the yield curves occurring immediately and no changes in other potential variables):

At December 31, 2025, a negative 100 basis points interest rate shock reflects a reduction in projected 12-month net interest income of 5.5% compared to the flat rate scenario. The loss of income is driven by lower treasury, loan and investment yields, which more than offset reduced rates paid on deposits. Refer to discussion under "- Risk Management".

In addition, we are well-positioned as an acquirer of certain businesses, in private trust and banking. Our acquisition strategy seeks to capitalize on opportunities created by international financial institutions and trust companies that wish to simplify their businesses and deploy capital to other markets or business lines. We consider a wide range of potential acquisition opportunities, and we have a well-defined, disciplined approach to identifying potential acquisition targets across numerous criteria including: geography, business alignment, size, timing, quality, buyer universe and financial hurdles. Our focus has been on the private trust business and banking, primarily in our core markets where we have expertise, scale and a strong brand.

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

Our relationship-driven business model and international corporate clientele have allowed us to develop a stable core deposit base with historically low funding costs. We believe our customers’ deposit activity has historically been relatively inelastic to deposit pricing given the nature of corporate activity and competition in retail deposit taking in our segments. We did, however, see some pricing pressure come through in 2024 and 2023 as expectations of market interest rates remaining higher for longer emerged and clients began activating deposits and seeking higher yielding products. As at December 31, 2025, we had $12.7 billion in deposits at a cost of 1.50% for the year then ended, of which 21% were non-interest bearing demand deposits, 48% were interest bearing demand deposits with a weighted-average cost of 0.7%, and 31% were term deposits with a weighted-average cost of 3.0% and an average contractual or remaining maturity of 72 days. We believe the current market conditions in Bermuda, the Cayman Islands, and the Channel Islands will allow us to continue to benefit from higher market interest rates despite a higher cost of funding.
Consolidated Results of Operations and Discussion for Fiscal Years Ended December 31, 2025, 2024 and 2023
Net Revenue
2025 vs. 2024
Total net revenue before provision for credit losses and other gains and losses for 2025 was $607.0 million, up $25.8 million, or 4.4%, from 2024. Net interest income before provision for credit losses increased from $351.2 million in 2024 to $364.1 million in 2025, an increase of $12.9 million, or 3.7%, which was primarily due to lower costs of deposit from central bank market interest rate cuts and higher investment yields as assets were deployed into higher yielding AFS securities, which were partially offset by lower loan and treasury yields. Loan interest income decreased by $26.7 million to $277.4 million on decreasing average volumes of $152.9 million and decreasing yields of 35 basis points. The volume decrease was driven primarily by maturities and prepayments in excess of originations across the portfolios. Investment interest income increased by $24.0 million to $148.6 million from increases in the average volume of investments by $263.4 million and increasing yields on investments of 33 basis points. Investment yield increases were driven by the re-investment of lower yielding AFS and HTM investment paydowns into higher yielding AFS securities. Interest income from cash and cash equivalents, securities purchased under agreements to resell and short-term investments decreased by $25.9 million, or 16.5%, while the average volume increased by $149.0 million as a result of increased deposit funding in Cayman and the Channel Islands. The total cost of deposits decreased by $37.9 million or 16.7%, reflecting a 33 basis points decrease to 150 basis points, driven by the central bank market interest rate cuts throughout 2025. In addition, non-interest income was up by $12.9 million, or 5.6%, principally attributable to higher trust income, higher asset management services fees, higher banking fees and foreign exchange revenue.
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
The following table presents the components of net interest income for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31
	2025			2024			2023
(in millions of $)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents, securities purchased under agreements to resell, and short-term investments	3,554.3	131.2	3.69%	3,405.2	157.1	4.60%	2,648.7	112.1	4.23%
Investment in securities	5,531.7	148.6	2.69%	5,268.3	124.5	2.36%	5,530.1	116.1	2.10%
Loans	4,460.0	277.4	6.22%	4,612.9	304.1	6.57%	4,913.7	317.4	6.46%
Interest earning assets	13,546.0	557.1	4.11%	13,286.4	585.7	4.40%	13,092.5	545.6	4.17%
Other assets	434.6			423.5			409.1
Total assets	13,980.6	557.1	3.98%	13,709.9	585.7	4.26%	13,501.5	545.6	4.04%
Liabilities
Deposits	10,011.7	(189.1)	(1.89)%	9,785.9	(227.0)	(2.31)%	9,410.9	(170.5)	(1.81)%
Securities sold under agreements to repurchase	4.8	(0.2)	(4.56)%	46.8	(2.0)	(4.32)%	1.4	(0.1)	(5.59)%
Long-term debt	44.1	(3.7)	(8.34)%	98.6	(5.5)	(5.55)%	129.2	(8.1)	(6.26)%
Interest bearing liabilities	10,060.7	(193.0)	(1.92)%	9,931.3	(234.5)	(2.35)%	9,541.4	(178.7)	(1.87)%
Non-interest bearing current accounts	2,621.9			2,577.9			2,803.6
Other liabilities	246.6			247.2			248.2
Total liabilities	12,929.1	(193.0)	(1.49)%	12,756.4	(234.5)	(1.83)%	12,593.2	(178.7)	(1.42)%
Shareholders' equity	1,051.5			953.5			908.3
Total liabilities and shareholders' equity	13,980.6			13,709.9			13,501.5
Non-interest bearing funds net of non-interest earning assets (free balance)	3,485.3			3,355.1			3,551.1
Net interest margin		364.1	2.69%		351.2	2.64%		367.0	2.80%
2025 vs. 2024
Net interest income before provision for credit losses of $364.1 million in 2025 represented an increase of $12.9 million (or 3.7%) compared to 2024. Net interest income is generated by our main segments of Bermuda, Cayman, and the Channel Islands and the UK. Interest income decreased by $28.6 million in 2025, which was driven by higher investment yields as assets were deployed into higher yielding AFS securities, which were partially offset by lower loan and treasury yields.
Loan interest income decreased in 2025 by $26.7 million as average loan volumes decreased driven by maturities and prepayments in excess of originations across the portfolios and decreases in yields as central banks cut market interest rates.
Investment interest income increased by $24.0 million, primarily driven by higher investment yields as lower yielding AFS and HTM investment paydowns were re-invested into higher yielding AFS securities. The overall duration of the portfolio at year-end was 4.9 years, slightly down from 5.3 years in 2024, due to re-investments into shorter duration fixed rate investments and increased prepayment speeds on agency securities.
Interest bearing liability costs decreased to 192 basis points, which resulted in a decrease in interest expense of $41.5 million, attributable to central bank market interest rate cuts.
Average free balances for 2025 were $3.5 billion (2024: $3.4 billion), including non-interest bearing current accounts of $2.6 billion (2024: $2.6 billion), shareholders' equity of $1,051.5 million (2024: $953.5 million), net of other assets and other liabilities totaling $188.0 million (2024: $176.3 million). See "-Risk Management" below for more information on how interest rate risk is managed.
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
Provision for Credit Losses
2025 vs. 2024
Our net provision for credit losses in 2025 is $0.2 million, a 86.9% decrease compared to $1.7 million in 2024 due to net releases during the year.
2024 vs. 2023
Our net provision for credit losses in 2024 was $1.7 million, a 62.7% decrease compared to $4.5 million in 2023 due to the recognition in 2023 of increased specific provisions, net write-offs and cost associated with the recovery of collateral and not repeated in 2024.
Other Gains (Losses)
The following table represents the components of other gains (losses) for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31			Dollar Change		Percent Change
(in millions of $)	2025	2024	2023	2024 to 2025	2023 to 2024	2024 to 2025	2023 to 2024
Net gains (losses) on other real estate owned	—	0.1	—	(0.1)	0.1	(100.0)%	100.0%
Net other gains (losses)	—	0.3	3.8	(0.3)	(3.5)	(100.0)%	(92.1)%
Total other gains (losses)	—	0.4	3.8	(0.4)	(3.4)	(100.0)%	(89.5)%
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
Total non-interest income increased by $12.9 million from $230.0 million in 2024 to $242.9 million in 2025. Non-interest income as a percentage of total net revenue increased to 40.0% in 2025, from 39.7% in 2024.
Total non-interest income increased by $17.7 million from $212.3 million in 2023 to $230.0 million in 2024. Non-interest income as a percentage of total net revenue increased to 39.7% in 2024, from 36.9% in 2023.

The following table presents the components of non-interest income for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2025	2024	2023	2024 to 2025	2023 to 2024	2024 to 2025	2023 to 2024
Asset management	39.2	36.3	32.5	2.9	3.8	8.0%	11.7%
Banking	67.4	63.7	58.8	3.7	4.9	5.8%	8.3%
Foreign exchange revenue	52.5	51.2	46.1	1.3	5.1	2.5%	11.1%
Trust	65.8	61.3	57.8	4.5	3.5	7.3%	6.1%
Custody and other administration services	13.8	13.8	13.3	—	0.5	—%	3.8%
Other non-interest income	4.1	3.6	3.8	0.5	(0.2)	13.8%	(5.3)%
Total non-interest income	242.9	230.0	212.3	12.9	17.7	5.6%	8.3%
Asset Management
Asset management revenues are generally based on the market value of assets managed and the volume of transactions and fees for other services rendered. We provide asset management services from our offices in Bermuda, the Cayman Islands, and the Channel Islands. Revenues from asset management were $39.2 million in 2025, compared to $36.3 million in 2024, and $32.5 million in 2023.
The table that follows shows the changes in the year-end values of clients' assets under management, sub-divided between those managed for clients on a discretionary basis and client funds invested in mutual funds that Butterfield manages ("Butterfield Funds"):

	Year ended December 31			Dollar Change
(in millions of $)	2025	2024	2023	2024 to 2025	2023 to 2024
Butterfield Funds	2,888	2,416	1,971	472	445
Other assets under management	4,024	3,632	3,559	392	73
Total assets under management	6,912	6,048	5,530	864	518
Asset management fees are generated primarily from management fees earned from Butterfield Funds and discretionary portfolios, as well as custody and brokerage fees.
2025 vs. 2024
AUM increased by $0.9 billion to $6.9 billion as at December 31, 2025, compared to $6.0 billion as at December 31, 2024, driven by increased market values of assets managed. As a result, asset management fees earned increased by $2.9 million to $39.2 million compared to 2024.
2024 vs. 2023
AUM increased by $0.5 billion to $6.0 billion as at December 31, 2024, compared to $5.5 billion as at December 31, 2023, driven by increased market values of assets managed. As a result, asset management fees earned increased by $3.8 million to $36.3 million compared to 2023.
Banking
We provide a full range of community, commercial, and private banking services in select jurisdictions. Banking services are offered to individuals and small to medium-sized businesses through branch locations, internet banking, automated teller machines, debit and credit cards, and mobile banking in Bermuda and the Cayman Islands, while private banking services are offered in Bermuda, the Cayman Islands, and the Channel Islands. In 2023, we began offering credit cards to residents in the Channel Islands. Banking revenues reflect loan, transaction processing, and other fees earned in these jurisdictions.
Banking fee revenues increased by 5.8% in 2025 to $67.4 million, compared to $63.7 million in 2024, primarily due to increased card services and wire fees and volume incentives.
Banking fee revenues increased by 8.3% in 2024 to $63.7 million, compared to $58.8 million in 2023, primarily due to increased card services and wire fees and volume incentives.
Foreign Exchange
We provide foreign exchange services in the normal course of business in all jurisdictions. The major contributors to foreign exchange revenues are Bermuda and Cayman, accounting for 83% of our foreign exchange revenue (2024: 80%; 2023: 84%). We do not maintain a proprietary trading book. Foreign exchange income is generated from client-driven transactions and totaled $52.5 million in 2025, compared to $51.2 million in 2024 and $46.1 million in 2023. The $1.3 million increase from 2024 to 2025 and the decrease in 2024 of $5.1 million from 2023 were volume-driven.
Trust
We provide both personal and institutional fiduciary services from our operations in Bermuda, The Bahamas, the Cayman Islands, the Channel Islands, Singapore and Switzerland. Revenues are derived from a combination of fixed fees, fees based on the size and complexity of the trust relationship and fees based on time spent in relation to the range of personal trust and company administration services and pension and employee benefit trust services we provide.
In 2025, trust revenues represented 27.1% of our non-interest income, relatively flat from 26.7% in 2024. In 2025, trust revenues totaled $65.8 million, $4.5 million higher than 2024. This was mainly driven by increased fees and new clients.
In 2024, trust revenues represented 26.7% of our non-interest income, down from 27.2% in 2023. In 2024, trust revenues totaled $61.3 million, $3.5 million higher than 2023. This was mainly driven by the full year impact of client relationships acquired from Credit Suisse customers in 2023.

Trust AUA increased to $134.7 billion at the end of 2025 compared to $131.3 billion at the end of 2024.
Custody and Other Administration Services
Custody fees are generally based on market values of assets in custody, the volume of transactions and flat fees for other services rendered. We provide custody services from our offices in Bermuda and the Channel Islands. In 2025, revenues were $13.8 million, which remains relatively flat from 2024. From 2023 to 2024, revenues increased by $0.5 million primarily by higher average GBP/USD exchange rates impacting the Channel Islands revenue recognized.
Total AUA for the custody and other administration services business were $32.3 billion on December 31, 2025, an increase from $30.5 billion as at December 31, 2024 and $30.3 billion as at December 31, 2023.
Other Non-Interest Income
The components of our other non-interest income for the years ended December 31, 2025, 2024 and 2023 are set forth in the following table:

	Year ended December 31			Dollar Change		Percent Change
(in millions of $)	2025	2024	2023	2024 to 2025	2023 to 2024	2024 to 2025	2023 to 2024
Net share of earnings from equity method investments	0.2	(0.3)	(0.2)	0.6	(0.2)	(165.6)%	109.1%
Rental income	1.1	1.6	1.9	(0.5)	(0.4)	(32.0)%	(19.4)%
Other	2.8	2.4	2.1	0.4	0.3	16.7%	14.6%
Total other non-interest income	4.0	3.6	3.8	0.4	(0.2)	11.1%	(5.3)%
In 2025, we recorded a gain in our net share of earnings from equity method investments of $0.2 million due to a higher equity pick-up. In 2024, we recorded a loss in our net share of earnings from equity method investments of $0.3 million due to a lower equity pick-up.
Rental income decreased by $0.5 million to $1.1 million in 2025 and from $1.6 million in 2024 from 2023 due to the expiry of a sub-lease agreement in the Channel Islands during 2024.
The 'Other' category of other non-interest income increased by $0.4 million in 2025 due to the increase in income from premise maintenance fees on rental properties as compared to 2024.
Non-Interest Expenses
Expense management continued to be a key focus in 2025 with management targeting a 60% efficiency ratio through the cycle. Total non-interest expenses in 2025 were $368.8 million compared to $359.1 million in 2024 and $352.3 million in 2023. These figures include non-core expenses in 2025, 2024 and 2023 of $5.6 million, $2.6 million and $10.0 million, respectively.
After adjusting for these non-core items, 2025 core expenses increased by $6.8 million or 1.9% with a corresponding increase in the core efficiency ratio to 58.5% from 60.0% in 2024. The improvement in the core efficiency ratio is driven by the increase in revenues outpacing the increase in non-interest expenses. From 2023 to 2024, core non-interest expenses increased by $14.1 million with a corresponding increase in the core efficiency ratio to 60.0% from 58.1% in 2023.
In 2025, salaries and other employee benefits accounted for 49.5% of non-interest expenses, with technology and communications and property making up 26.9% combined.

The following table presents the components of non-interest expenses for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31			Dollar Change		Percent Change
(in millions of $)	2025	2024	2023	2024 to 2025	2023 to 2024	2024 to 2025	2023 to 2024
Salaries and other employee benefits	182.6	174.0	177.9	8.6	(3.9)	4.9%	(2.2)%
Technology and communications	65.0	66.1	62.0	(1.1)	4.1	(1.6)%	6.6%
Professional and outside services	21.9	22.7	21.1	(0.8)	1.6	(3.5)%	7.8%
Property	34.1	34.1	31.4	0.1	2.7	0.2%	8.6%
Indirect taxes	23.3	22.7	21.5	0.6	1.2	2.7%	5.7%
Non-service employee benefits expense	5.6	3.9	5.6	1.6	(1.7)	41.3%	(29.7)%
Marketing	6.8	6.5	6.5	0.3	0.1	4.2%	1.1%
Amortization of intangible assets	8.0	8.0	5.7	—	2.3	—%	39.8%
Other non-interest expenses	21.5	21.1	20.8	0.4	0.3	2.0%	1.6%
Total non-interest expenses	368.8	359.1	352.3	9.7	6.7	2.7%	1.9%
Non-core items (Non-GAAP)	(5.6)	(2.6)	(10.0)	(3.0)	7.4	115.7%	(74.0)%
Core non-interest expenses (Non-GAAP)	363.3	356.5	342.3	6.8	14.1	1.9%	4.1%
For a full reconciliation of GAAP net income to core net income, please see Item 5.A. "Operating Results — Reconciliation of Non-GAAP Financial Measures".
Salaries and Other Employee Benefits
Total salaries and other employee benefits costs were $182.6 million in 2025, an increase of $8.6 million compared to 2024. Included in 2025 were $5.6 million of non-core expenses, which relates mainly to costs recognized related to the group-wide voluntary early retirement and redundancy programs and costs associated with senior executive departures. Included in 2024 were $1.5 million of non-core expenses, primarily in relation to the departure of a senior executive. Included in 2023 were $7.6 million of non-core expenses in relation to the group-wide restructuring that resulted in the recognition of redundancy expenses.
Core salaries, which exclude these amounts, and other employee benefits costs were $177.4 million in 2025, up $4.9 million compared to $172.5 million in 2024 primarily due to inflationary increases and higher staff incentive accruals. From 2023 to 2024, core salaries increased by $2.2 million primarily due to higher staff incentive accruals.
Headcount on a full-time equivalency basis at the end of 2025 was 1,315, compared to 1,306 in 2024 and 1,334 in 2023. The increase in headcount in 2025 compared to 2024 was mainly due to the expansion of our Halifax Service Center offset by the group-wide voluntary early retirement and redundancy programs implemented. For more information see "Item 6.D Employees".
Technology and Communications
Technology and communication costs reflect expenses relating to the support for our IT infrastructure and decreased by $1.1 million from 2024 to 2025 due to decreased software maintenance costs. From 2023 to 2024, expenses increased by $4.1 million due to increased software maintenance costs.
Professional and Outside Services
Professional and outside services primarily include consulting, legal, audit and other professional services. Professional and outside services costs were $21.9 million in 2025, a decrease compared to $22.7 million in 2024 due to lower project costs. From 2023 to 2024, professional and outside services costs were higher primarily due to increased project work, which included the conversion of the Jersey banking business to a branch of the Guernsey bank.
Property
Property costs, which reflect occupancy expenses, building maintenance, and depreciation of property, plant and equipment, remained flat from 2024 to 2025 and increased by $2.7 million from 2023 to 2024. The increase from 2023 to 2024 was driven by increased depreciation on Head Office renovations.
Indirect Taxes
These taxes reflect taxes levied in the jurisdictions in which we operate, including employee-related payroll taxes, customs duties, and business licenses. In 2025, the expense was $23.3 million, an increase of $0.6 million when compared with 2024 driven by increased payroll taxes associated with senior management departure and group-wide voluntary early retirement and redundancy program costs. From 2023 to 2024, expenses increased by $1.2 million, driven by increased tax rates and fees. Of the $23.3 million in indirect taxes, $17.7 million was paid to the Bermuda government agencies for payroll tax, business licenses, deposit insurance, land taxes, and financial services tax and $5.6 million was paid to other governments for business licenses, insurance tax, land taxes and work permit fees.
Marketing
Marketing expenses reflect costs incurred in advertising and promoting our products and services. Marketing expenses totaled $6.8 million in 2025, an increase of $0.3 million compared to 2024 from increased event costs and sponsorships. From 2023 to 2024, marketing expenses remained relatively flat.
Amortization of Intangible Assets
Intangible assets relate to client relationships acquired from business acquisitions and are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. The estimated lives of these acquired intangible assets are re-evaluated annually and tested for impairment. The amortization expense associated with intangible assets was $8.0 million in 2025 compared to $8.0 million in 2024 and $5.7 million in 2023. Amortization remained flat from 2024 to 2025 but increased $2.3 million from 2023 to 2024 as a result of the Credit Suisse asset acquisition in 2023.

Other Non-Interest Expenses

	For the year ended December 31			Dollar Change		Percent Change
(in millions of $)	2025	2024	2023	2024 to 2025	2023 to 2024	2024 to 2025	2023 to 2024
Stationery & supplies	1.1	1.2	1.2	—	—	(2.2)%	(1.7)%
Custodian & handling	3.2	3.3	3.0	(0.1)	0.4	(3.5)%	11.7%
Charitable donations	1.1	1.3	1.2	(0.2)	0.1	(13.4)%	5.7%
Professional lines insurance	2.9	3.2	3.7	(0.3)	(0.5)	(9.6)%	(13.6)%
Other expenses	13.1	12.1	11.6	1.0	0.4	8.6%	3.8%
Total other non-interest expenses	21.5	21.1	20.8	0.4	0.3	2.0%	1.6%
Other non-interest expenses increased by $0.4 million to $21.5 million in 2025 compared to 2024 primarily due to higher operational losses and write-offs and increased register and transfer agent fees.
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
Our subsidiaries in the UK, the Channel Islands, Switzerland, Canada, Singapore and Mauritius are subject to the tax laws of those jurisdictions. See "Note 24 Income taxes" in the Audited Consolidated Financial Statements for a reconciliation between the effective income tax rate and the statutory income tax rate.
In 2025, income tax expense netted to an expense of $6.0 million compared to $4.5 million in 2024. The increase of $1.5 million in 2025 was driven by higher net income in the Channel Islands. The increase of $3.8 million in 2024 was driven by higher net income in the Channel Islands and the initial recognition of a deferred tax asset in Singapore in 2023.
Consolidated Balance Sheet and Discussion
The following table shows the balance sheet as reported as at December 31, 2025 and 2024:

	As at December 31
(in millions of $)	2025	2024	Dollar Change	Percent Change
Assets
Cash and cash equivalents	1,709	1,998	(289)	(14.5)%
Securities purchased under agreements to resell	1,096	1,205	(109)	(9.0)%
Short-term investments	757	580	177	30.5%
Investment in securities	5,688	5,513	175	3.2%
Loans, net of allowance for credit losses	4,382	4,474	(92)	(2.1)%
Premises, equipment and computer software	159	154	5	3.2%
Goodwill and intangibles	87	90	(3)	(3.3)%
Other assets	217	218	(1)	(0.5)%
Total assets	14,095	14,231	(136)	(1.0)%

Liabilities
Total deposits	12,698	12,746	(48)	(0.4)%
Securities sold under agreements to repurchase	—	93	(93)	(100.0)%
Total other liabilities	255	273	(18)	(6.6)%
Long-term debt	—	99	(99)	(100.0)%
Total liabilities	12,953	13,211	(258)	(2.0)%

Common shareholders' equity	1,142	1,021	121	11.9%
Total shareholders' equity	1,142	1,021	121	11.9%
Total liabilities and shareholders' equity	14,095	14,231	(136)	(1.0)%

	As at December 31
	2025	2024
Capital Ratios
Risk-weighted assets	3,991	4,539
Tangible common equity (TCE)	1,055	931
Tangible assets (TA)	14,008	14,142
TCE/TA	7.5%	6.6%
Common Equity Tier 1	27.6%	23.5%
Total Tier 1	27.6%	23.5%
Total Capital	27.8%	25.8%
Leverage ratio	7.6%	7.3%
We maintain a liquid balance sheet and our regulatory capital held exceeds minimum capital requirements. As at December 31, 2025, total cash and cash equivalents, short-term investments and investment in securities (including assets pledged that secured parties are permitted to sell or repledge) represented $9.3 billion, or 65.6% of total assets, up from 65.3% at the end of 2024. Shareholders' equity at December 31, 2025 was $1.1 billion, higher compared to $1.0 billion at the end of 2024 primarily as a result of organic growth through net income net of dividends paid out during the year, improvements in net unrealized losses on the AFS investment portfolio and partially offset by common share repurchases and retirements.
Total assets decreased by $0.1 billion to $14.1 billion from 2024 to 2025, primarily due to loan prepayments and scheduled amortization outpacing originations and the early repayment of the Banks' long-term debt which is reflected in the net decrease in cash and cash equivalents, securities purchased under agreements to resell and short-term investments.
Effective January 1, 2025, the Bank has adopted the Basel Committee on Banking Supervision's ("BCBS") revised standardized approach for credit risk framework as required by the Bermuda Monetary Authority ("BMA"). Comparatives were prepared under the prior credit risk framework. As at December 31, 2025, our capital ratios exceeded our regulatory requirements.
The TCE/TA ratio at the end of 2025 was 7.5% (2024: 6.6%), while the CET1 and total Tier 1 capital ratios at the end of 2025 each were 27.6% (2024: 23.5%), respectively. These ratios continue to remain in excess of regulatory minimums at December 31, 2025.
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
As at December 31, 2025, cash and cash equivalents, securities purchased under agreements to resell and short-term investments were $3.6 billion, compared to $3.8 billion as at December 31, 2024. The decrease of $0.2 billion from 2024 to 2025 was primarily due to the decrease in depositor funding and the early repayment of the Banks' long-term debt.
See "Note 3: Cash and cash equivalents", "Note 4: Short-term investments" and "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at and for the year ended December 31, 2025 for additional tables and information.
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
Consistent with industry and rating agency designations, we define investment grade as "BBB" or higher. As at December 31, 2025, 100% (2024: 100%) of our total investments were investment grade. Of these securities, 100% (2024: 100%) are rated "A" or higher.
The following table presents the carrying value of investment securities by balance sheet category as at December 31, 2025 and 2024:

	As at December 31
(in millions of $)	2025	2024	Dollar Change	Percent Change
Available-for-sale	2,696	2,272	424	18.7%
Held-to-maturity	2,992	3,240	(248)	(7.7)%
Total Investment in Securities	5,688	5,512	176	3.2%

The investments were placed almost exclusively in US government and federal agency securities totaling $5.2 billion, based upon carrying value, or 99.8% of the total investment portfolio, as at December 31, 2025. Total net unrealized losses in the investment portfolio were $514.9 million, compared to net unrealized losses of $732.5 million at the end of 2024. The decrease in net unrealized losses for the year was as a result of decreasing long-term US dollar interest rates and paydowns in the portfolio. The 10-year treasury rate as of December 31, 2025 decreased to 4.17% compared to 4.57% as of December 31, 2024.
AFS securities totaled $2.7 billion at the end of 2025, compared to $2.3 billion at the end of 2024. As at December 31, 2025, 99.5% or $2.7 billion (2024: 95.2%, or $2.2 billion) of AFS securities consisted of holdings of securities issued by the US government and federal agencies. As at December 31, 2025, the remaining 0.5%, or $13.8 million of AFS securities (2024: 4.8% or $108.9 million) was comprised of residential mortgage-backed securities.
HTM investments were $3.0 billion as at December 31, 2025 (2024: $3.2 billion) and consisted entirely of mortgage-backed securities issued by US federal agencies that management does not intend to sell before contractual maturity.
The overall increase in the investment portfolio during the year was attributable to the redeployment of treasury assets into the portfolio to manage interest rate sensitivity with the expectation of market interest rate decreases as well as a decrease in net unrealized losses. The proceeds from AFS and HTM paydowns and maturities were reinvested back into the AFS portfolio.
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
While management sold AFS securities during 2024 and 2023, these securities were sold either at amortized cost or for a net loss of a minimal amount. The sales in 2024 and 2023 involved asset-backed securities-student loans. Management does not have the intention or does not foresee a more likely than not scenario where the Bank will be required to sell any further securities which are in an unrealized loss position, and accordingly, management has concluded that these sales are not credit loss indicators for any remaining securities in a loss position as at December 31, 2025.
See "Note 5: Investment in securities" to our audited consolidated financial statements as at December 31, 2025 for additional tables and information.
Loans
The loan portfolio remains relatively flat at $4.4 billion as at December 31, 2025 when compared to $4.5 billion as at December 31, 2024.
The loan portfolio represented 31.1% of total assets as at December 31, 2025 (December 31, 2024: 31.4%), while loans as a percentage of total deposits was 34.5% (December 31, 2024: 35.1%). Both ratios remain relatively flat as at December 31, 2025 as compared to December 31, 2024.
Allowance for credit losses as at December 31, 2025 totaled $25.4 million, a slight decrease from $25.7 million in the prior year.
Gross non-accrual loans totaled $91.3 million as at December 31, 2025, $14.7 million higher than $76.7 million as at December 31, 2024, and represented 2.1% of the total loan portfolio as at December 31, 2025, compared to 1.7% as at December 31, 2024. The increase in non-accrual loans was driven by a residential mortgage facility in the Channel Islands and UK segment and partially offset by the settlement of a commercial real estate loan facility in Bermuda.
Government
Loans to governments were $276.8 million, which was $10.5 million higher from 2024, primarily due to increases in borrowings by the States of Jersey and partially offset by the amortization of a long-term facility to the Cayman Islands Government.
Commercial
The commercial and industrial loan portfolio includes loans and overdraft facilities advanced primarily to corporations and small and medium-sized entities, which are generally not collateralized by real estate and where loan repayments are expected to flow from the operation of the underlying businesses.
Commercial real estate loans are offered to real estate investors, developers and builders based primarily in Bermuda and the Cayman Islands. To manage our credit exposure on such loans, the principal collateral is real estate held for commercial purposes and is supported by a registered mortgage. Cash flows from the properties, primarily from rental income, are generally supported by non-cancellable long-term leases to high quality international businesses. These cash flows are generally sufficient to service the loan. The portfolio decreased by $76.8 million to $565.2 million at December 31, 2025 due primarily to prepayments and scheduled amortization and partially offset by growth in Cayman construction projects.
Commercial loans outstanding (excluding Government) as at December 31, 2025 were $258.3 million, which represented a decrease of $89.2 million from the previous year, driven primarily by the early repayment of a few facilities in Bermuda and the Channel Islands and UK.
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
As at December 31, 2025, residential mortgages totaled $3.1 billion (or 70.6% of total gross loans), a $61.2 million increase from December 31, 2024. This increase was attributed to new loan growth and positive foreign exchange translation as a result of a strengthened Pound Sterling in the Channel Islands and UK and partially offset by regular amortization outpacing originations in both Bermuda and Cayman.

Other Loan Portfolios
We provide loans, as part of our normal banking business, in respect of automobile financing, consumer financing, credit cards, commercial financing, loans to financial institutions and overdraft facilities to retail, corporate and private banking clients in the jurisdictions in which we operate. As at December 31, 2025, other consumer loans totaled $195.6 million (or 4.4% of total gross loans), a $2.8 million increase from December 31, 2024.
See "Note 6: Loans" and "Note 7: Credit risk concentrations" to our audited consolidated financial statements as at December 31, 2025 for more information on our loan portfolio and contractual obligations and arrangements.
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
The table below shows the year-end and average total deposit balances by jurisdiction for the year ended and as at December 31, 2025 and 2024:

	As at December 31		Dollar change	Average balance		Dollar change
(in millions of $)	2025	2024		2025	2024
Bermuda	4,481	4,781	(300)	4,560	4,565	(5)
Cayman	4,066	3,971	95	3,928	3,929	(1)
Channel Island and the UK	4,151	3,994	157	4,145	3,870	275
Total deposits	12,698	12,746	(48)	12,633	12,364	269
Average total deposits increased by $269.0 million to $12.6 billion in 2025. On a year-end basis, total deposits remains relatively flat at $12.7 billion at the end of 2025. Deposit volumes were down in Bermuda but offset by increased volumes in Cayman and the Channel Islands and UK and positive foreign exchange translation as a result of a strengthened Pound Sterling.
Demand deposits, which include checking accounts (both interest bearing and non-interest bearing), savings and call accounts, totaled $8.8 billion, or 69.0% of total deposits at the end of 2025, compared to $8.3 billion or 64.9%, at the end of 2024. Term deposits decreased by $0.5 billion to $3.9 billion compared to the prior year. The cost of funds on deposits decreased from 183 basis points in 2024 to 150 basis points in 2025 primarily due to central bank market interest rate cuts. Average non-interest bearing deposits remained relatively stable at $2.6 billion in 2025.
Included in total deposits are deposits from banks of $13.4 million at the end of 2025, down from $42.9 million at the end of 2024.
See "Note 10: Deposits" to our audited consolidated financial statements as at December 31, 2025 for additional tables and information.
Borrowings
We have no issuances of CD, CP or senior notes outstanding and have no CD or CP issuance programs. We use funding from the inter-bank market as part of interest rate risk and liquidity management. As at December 31, 2025, deposits from banks totaled $13.4 million, $29.5 million lower than the prior year.
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

As at December 31, 2025, we had a net obligation for employee future benefits in the amount of $84.5 million, up $0.9 million (1.0%) from $83.6 million at the end of 2024. The movement is driven primarily by interest costs partially offset by lower than expected benefit payments and a decrease in the discount rate assumptions used to measure the obligation.
See "Note 11: Employee benefit plans" to our audited consolidated financial statements as at December 31, 2025 for additional tables and information.
Long-Term Debt, Interest Payments and Maturities
We had no outstanding issuances of long-term debt as at December 31, 2025 (December 31, 2024: $98.7 million). On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and were due on June 15, 2030.  The issuance was by way of a registered offering with US institutional investors. The notes were listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, amongst other, to repay the entire amount of the US $45 million outstanding subordinated notes Series 2005-B which matured on July 2, 2020 and the entire amount of the US $25 million outstanding subordinated notes Series 2008-B which were eligible for redemption. The notes issued paid a fixed coupon of 5.25% until June 15, 2025 when they became redeemable in whole at the option of the Bank. The notes were priced at a spread of 4.43% over the 10-year US Treasury yield. The Bank incurred $2.3 million of costs directly related to the issuance of these capital notes which were capitalized directly against the carrying value of these notes on the balance sheet and amortized over the life of the notes. These notes were redeemed at face value in June 2025 at which time, unamortized issuance costs were fully recognized in the Consolidated Statements of Operations as part of interest expense.
See "Note 18: Long-term debt" to our audited consolidated financial statements as at December 31, 2025 for additional information.
Securities sold under agreements to repurchase
From time to time, the Bank also obtains funds from the sale of securities to institutional investors under repurchase agreements. In a repurchase agreement transaction, we will generally pledge investment securities as collateral in a borrowing transaction, agreeing to repurchase the identical security on a specified later date, generally not more than 90 days, at a price greater than the original sales price. The difference between the sale price and repurchase price is the cost of the use of the proceeds, or interest expense. The investment securities underlying these agreements may be delivered to securities dealers who arrange such transactions as collateral for the repurchase obligation. Repurchase agreements represent a cost competitive funding source and also provide liquidity on agency paper for us. However, we are subject to the risk that the borrower of the securities may default at maturity and not return the collateral. In order to minimize this potential risk when entering into such transactions, we generally deal with large, established investment brokerage firms with whom we have master repurchase agreements. Repurchase transactions are accounted for as collateralized financing arrangements rather than as sales of such securities, and the obligation to repurchase such securities is reflected as a liability in our consolidated financial statements.
As at December 31, 2025, the Bank had no open positions in a repurchase agreement. As at December 31, 2024, the Bank had one open position in a repurchase agreement with a remaining maturity of less than 30 days involving one non-US government debt security, with the carrying value of the repurchase agreement being December 31, 2024: $92.6 million.
See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2025 for additional information.
Other Liabilities
Other liabilities include operating lease liabilities, derivative liabilities, current employee salaries and benefits payable and related payroll tax, as well as sundry liabilities. Other liabilities decreased by $19.3 million to $170.5 million as at December 31, 2025. The decrease was a result of lower accrued interest on deposits offset and lower sundry liabilities.
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
The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2039. Certain lease payments will be adjusted during the related leases’ terms based on movements in the relevant consumer price index.
See "Note 13: Leases" to our audited consolidated financial statements as at December 31, 2025 for additional information.
Shareholders' Equity
Shareholders' equity increased by $121.0 million during the year ended December 31, 2025 to $1.1 billion.
Increases totaling $345.4 million included:
•$231.9 million of net income for the year;
•$74.0 million from net change in unrealized gains (losses) on AFS investments;
•$22.2 million for share-based compensation and settlements;
•$7.9 million from net change in unrealized gains (losses) on HTM investments;
•$6.4 million from net change in unrealized gains (losses) on translation of net investment in foreign operations; and
•$3.0 million from adjustments to employee benefit plans;
The increases were offset by the following decreases of $224.4 million:
•$77.7 million of common share dividends; and
•$146.7 million from net increases in treasury shares from share repurchases.

Segment Overview
The Bank is managed by the Chairman & CEO, its Chief Operating Decision Maker ("CODM"), on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with GAAP. The Bermuda, Cayman, and Channel Islands and UK segments have a managing director who reports to the Chairman & CEO. Within the Other segment, each operating segment has a managing director that reports to the Group Head of Trust or Chief Operating Officer who ultimately reports to the Chairman & CEO. The Chairman & CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.
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
Bermuda (Including Head Office)
For more than 150 years, Bermuda has served as home to our headquarters and remains our largest jurisdiction in terms of number of employees and business volume. The following table provides certain financial information for our Bermuda segment for the years ended December 31, 2025, 2024 and 2023.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2025	2024	2023	2024 to 2025	2023 to 2024	2024 to 2025	2023 to 2024
Net interest income	170.5	169.9	180.6	0.6	(10.7)	0.4%	(5.9)%
Provision for credit recoveries (losses)	2.7	(1.8)	(4.8)	4.5	3.0	(250.0)%	(62.5)%
Non-interest income	100.4	93.7	89.9	6.7	3.8	7.2%	4.2%
Net revenue before other gains (losses)	273.7	261.8	265.7	11.9	(3.9)	4.5%	(1.5)%
Operating expenses	(208.5)	(198.6)	(198.9)	(9.9)	0.3	5.0%	(0.2)%
Net income before other gains (losses)	65.2	63.2	66.8	2.0	(3.6)	3.2%	(5.4)%
Total other gains (losses)	—	0.1	4.0	(0.1)	(3.9)	(100.0)%	(97.5)%
Net income	65.2	63.3	70.8	1.9	(7.5)	3.0%	(10.6)%

Summary Balance Sheet	As at December 31
(in millions of $)	2025	2024	Dollar change	Percent change
Total deposits	4,558	4,856	(298)	(6.1)%
Loans, net of allowance for credit losses	1,462	1,594	(132)	(8.3)%
Total assets	5,111	5,438	(327)	(6.0)%
Assets under administration
Custody and other administration services	19,300	14,841	4,459	30.0%
Trust	55,887	55,769	118	0.2%
Assets under management
Butterfield Funds	2,237	1,871	366	19.6%
Other assets under management	2,449	2,193	256	11.7%
Total assets under management	4,686	4,063	623	15.3%
Number of employees	340	356	(16)	(4.5)%

2025 vs. 2024
    Net income before other gains and losses was $65.2 million for the year ended December 31, 2025, an increase of $1.9 million from $63.3 million in the prior year. This increase was primarily due to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
•Net interest income before provision for credit losses was $170.5 million in 2025, an increase of $0.6 million as compared to 2024, primarily due to lower costs of deposit from central bank market interest rate cuts and higher investment yields as assets were deployed into higher yielding AFS securities, which were partially offset by lower volumes and yield on loans and lower treasury yields.
•The provision for credit recoveries (losses) decreased by $4.5 million to a provision release of $2.7 million in 2025 mainly due to a release from the settlement of a commercial real estate facility.
•Non-interest income increased by $6.7 million to $100.4 million in 2025. This was primarily due to higher asset management fees from increases in assets under management; increased foreign exchange revenue due to higher volumes and higher trust income from new business.
•Operating expenses increased by $9.9 million to $208.5 million in 2025 which was mainly driven by staff related costs from the group-wide voluntary early retirement and redundancy programs, executive management departures and higher staff incentive accruals; higher technology and communication costs driven by travel; and other expenses related to non-service employee benefits for pension and post-retirement plans.
Total assets as at December 31, 2025 were $5.1 billion, down $0.3 billion from December 31, 2024. Total deposits were $4.6 billion in December 31, 2025, down from December 31, 2024. Total loan balances as at December 31, 2025 were $1.5 billion, down $0.1 billion from December 31, 2024 due to scheduled paydowns in the portfolio outpacing originations.

Client AUA for the trust and custody businesses as at December 31, 2025 were $55.9 billion and $19.3 billion, respectively, while assets under management were $4.7 billion. This compares with $55.8 billion, $14.8 billion and $4.1 billion, respectively, as at December 31, 2024.
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
We have continued to enhance our client delivery channels and online and mobile banking platform upgrades. With three banking centers in desirable locations and eighteen ATMs strategically positioned across fourteen locations in Grand Cayman, we continue to be a leading provider of financial services locally. The following table provides certain financial information for our Cayman segment for the years ended December 31, 2025, 2024 and 2023.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2025	2024	2023	2024 to 2025	2023 to 2024	2024 to 2025	2023 to 2024
Net interest income	120.6	117.4	133.7	3.2	(16.3)	2.7%	(12.2)%
Provision for credit (losses) recoveries	(0.2)	0.1	0.1	(0.3)	—	(300.0)%	—%
Non-interest income	77.0	71.9	66.9	5.1	5.0	7.1%	7.5%
Net revenue before other gains (losses)	197.4	189.5	200.6	7.9	(11.1)	4.2%	(5.5)%
Operating expenses	(68.5)	(67.0)	(64.5)	(1.5)	(2.5)	2.2%	3.9%
Net income before other gains (losses)	128.9	122.4	136.1	6.5	(13.7)	5.3%	(10.1)%
Total other gains (losses)	—	—	—	—	—	—%	—%
Net income	128.9	122.4	136.1	6.5	(13.7)	5.3%	(10.1)%

Summary Balance Sheet	As at December 31
(in millions of $)	2025	2024	Dollar change	Percent change
Total deposits	4,066	3,971	95	2.4%
Loans, net of allowance for credit losses	1,037	1,100	(63)	(5.7)%
Total assets	4,425	4,338	87	2.0%
Assets under administration
Custody and other administration services	3,863	3,602	261	7.2%
Trust	6,411	6,301	110	1.7%
Assets under management
Butterfield Funds	588	497	91	18.3%
Other assets under management	748	670	78	11.6%
Total assets under management	1,336	1,167	169	14.5%
Number of employees	209	221	(12)	(5.4)%

2025 vs. 2024
Net income before other gains and losses for the year ended December 31, 2025 was $128.9 million, an increase of $6.5 million from $122.4 million in 2024. This increase was due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
•Net interest income before provision for credit losses was $120.6 million in 2025, an increase of $3.2 million compared to 2024 primarily due to lower costs of deposit from central bank market interest rate cuts and higher investment yields as assets were deployed into higher yielding AFS securities, which were partially offset by reduced loan volumes and yields.
•The provision for credit recoveries (losses) increased by $0.3 million to $0.2 million in 2025 from a provision release of $0.1 million in 2024 due to higher credit card charge-offs, which was partially offset by reduced provisions on sovereign borrowings as the tenor continued to decrease and a reduction in loan balances.
•Non-interest income was $77.0 million in 2025, an increase of $5.1 million from 2024. This was primarily due to increased banking fees driven by credit card utilization and banking fee volumes, increased foreign exchange revenue driven by volumes, and higher asset management fees from positive market performance.

•Operating expenses increased by $1.5 million from 2024 to $68.5 million in 2025, mainly driven by higher staff related costs from the group-wide voluntary early retirement and redundancy programs and higher staff incentive accruals; increases in professional and outsourced services and partially offset by lower technology and communications costs due to lower software maintenance costs.
Total assets as at December 31, 2025 were $4.4 billion, up by $0.1 billion when compared with December 31, 2024. Total deposits were $4.1 billion in December 31, 2025, up $0.1 billion from December 31, 2024. Net loans decreased by $0.1 billion to $1.0 billion at December 31, 2025 due to scheduled paydowns in the portfolio outpacing originations.
Client AUA for the trust and custody businesses were $6.4 billion and $3.9 billion, respectively, while AUM were $1.3 billion at December 31, 2025. This compares with $6.3 billion, $3.6 billion and $1.2 billion, respectively, on December 31, 2024.
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
•Non-interest income was $71.9 million, an increase of $5.0 million from 2023. This was primarily due to higher asset management fees from increases in assets under management, increased banking fees driven by credit card utilization and banking fee volumes and increased foreign exchange revenue driven by volumes and partially offset by lower trust income.
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
In the Channel Islands, a broad range of services are provided to individuals, private clients and trusts, and to financial institutions and funds including deposit services, mortgage lending and credit card services, private and corporate banking, treasury services, wealth management, fiduciary services and local savings deposits. Commencing June 1, 2024, all business formerly carried on in or from within Jersey by Butterfield Bank (Jersey) Limited has been transferred to Butterfield Bank (Channel Islands) Limited (formerly known as Butterfield Bank (Guernsey) Limited) acting through Butterfield Bank (Channel Islands) Limited, Jersey Branch.
The UK jurisdiction provides mortgages for high-value residential properties.
The following table provides certain financial information for our Channel Islands and the UK segment for the years ended December 31, 2025, 2024 and 2023.

Summary Income Statement	For the year ended December 31			Dollar change		Percent change
(in millions of $)	2025	2024	2023	2024 to 2025	2023 to 2024	2024 to 2025	2023 to 2024
Net interest income	72.9	63.6	52.5	9.3	11.1	14.6%	21.1%
Provision for credit (losses) recoveries	(2.8)	—	0.2	(2.8)	(0.2)	(100.0)%	(100.0)%
Non-interest income	44.5	44.4	39.1	0.1	5.3	0.2%	13.6%
Net revenue before other gains (losses)	114.6	108.0	91.8	6.6	16.2	6.1%	17.6%
Operating expenses	(74.7)	(77.8)	(76.7)	3.1	(1.1)	(4.0)%	1.4%
Net income before other gains (losses)	39.9	30.2	15.1	9.7	15.1	32.1%	100.0%
Total other gains (losses)	—	0.3	(0.3)	(0.3)	0.6	(100.0)%	(200.0)%
Net income before income taxes	39.9	30.5	14.8	9.4	15.7	30.8%	106.1%
Income tax benefit (expense)	(4.9)	(3.3)	(1.3)	(1.6)	(2.0)	48.5%	153.8%
Net income	35.0	27.2	13.5	7.8	13.7	28.7%	101.5%

Summary Balance Sheet	As at December 31
(in millions of $)	2025	2024	Dollar change	Percent change
Total deposits	4,159	4,027	132	3.3%
Loans, net of allowance for credit losses	1,901	1,796	105	5.8%
Total assets	4,599	4,527	72	1.6%
Assets under administration
Custody and other administration services	9,135	12,051	(2,916)	(24.2)%
Trust	25,252	15,914	9,338	58.7%
Assets under management
Butterfield Funds	63	49	14	28.6%
Other assets under management	827	769	58	7.5%
Total assets under management	890	818	72	8.8%
Number of employees	334	334	—	—%
2025 vs. 2024
Our Channel Islands and UK segment posted net income before other gains (losses) and income tax of $39.9 million in 2025, an increase of $9.7 million when compared to 2024. This increase was due principally to the following movements in net interest income, provision for credit losses, non-interest income and operating expenses:
•Net interest income before provision for credit losses reflected an increase of $9.3 million to $72.9 million in 2025, primarily due to lower costs of deposit from central bank market interest rate cuts partially offset by lower loan and treasury yields.
•Provision for credit losses in 2025 represented an increase of $2.8 million compared to 2024 which is primarily due to a residential mortgage facility that moved to non-accrual status during the year.
•Non-interest income remained relatively flat at $44.5 million in 2025 as compared to 2024.
•Operating expenses decreased by $3.1 million to $74.7 million in 2025, driven by a decrease in technology and communications expenses from reduced depreciation and contractor costs, lower property costs due to property consolidation in the Channel Islands and a decrease in professional and outside service fees from lower project costs
Total other gains (losses) for 2025 decreased by $0.3 million, compared to 2024. This was driven by 2024 gains from a legal settlement and the revaluation of a private equity investment, which was partially offset by the impairment of a leased asset which did not re-occur in the current year.
Income tax expenses increased by $1.6 million in 2025 as compared to 2024 due to higher taxable income.
Total assets of $4.6 billion as at December 31, 2025, an increase of $0.1 billion from $4.5 billion as at December 31, 2024 primarily driven by foreign exchange translation as a result of a strengthened Pound Sterling as deposit volumes in local currency were down $0.1 billion. Net loans increased by $0.1 billion to $1.9 billion at December 31, 2025, again driven by foreign exchange translation as a result of a strengthened Pound Sterling as volumes were relatively flat.
As at December 31, 2025, client AUA for the trust and custody businesses were $25.3 billion and $9.1 billion, respectively, while AUM were $0.9 billion. This compares with $15.9 billion, $12.1 billion and $0.8 billion, respectively, as at December 31, 2024.
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
Total other gains (losses) for 2024 were gains of $0.3 million, compared to losses of $0.3 million in 2023. This was driven by gains from a legal settlement and the revaluation of a private equity investment, which was partially offset by the impairment of a leased asset.
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
The Group Credit Committee:    This committee comprises executive and senior management team members and is chaired by the Group Chief Risk Officer. The committee is responsible for a broad range of activities relating to the monitoring, evaluation and management of credit risks assumed across the Group at both transaction and portfolio levels. The committee is also responsible for evaluating and approving recommended inter-bank and counterparty exposures taken by the Group’s treasury and investment portfolios. In addition, it is responsible for approving significant provisions and other impairment charges (excluding general accounting and legal provisions). The committee oversees the Group’s overall credit risk profile, including non-accrual loans and assets. It is supported in the execution of its mandate by the jurisdictional Credit Committees, which review and approve transactions within delegated authorities and recommend transactions outside those limits to the GCC for approval.
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

December 31, 2025	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing	Total	Total fair value(1)
Assets
Cash and deposits with banks	1,604	—	—	—	—	105	1,709	1,709
Securities purchased under agreements to resell	575	182	339	—	—	—	1,096	1,096
Short-term investments	382	231	144	—	—	—	757	757
Investments(2)	80	154	324	887	4,243	—	5,688	5,263
Loans(3)	2,485	90	251	1,131	357	68	4,382	4,367
Other assets	—	—	—	—	—	463	463	463
Total assets	5,126	657	1,058	2,018	4,600	636	14,095	13,655
Liabilities and shareholders' equity
Demand deposits	6,055	—	—	—	—	2,701	8,756	8,756
Term deposits(4)	3,102	433	354	53	—	—	3,942	3,945
Other liabilities	—	—	—	—	—	255	255	255
Shareholders' equity	—	—	—	—	—	1,142	1,142	699
Total liabilities and shareholders' equity	9,157	433	354	53	—	4,098	14,095	13,655

Interest rate sensitivity gap	(4,031)	224	704	1,965	4,600	(3,462)	—
Cumulative interest rate sensitivity gap	(4,031)	(3,807)	(3,103)	(1,138)	3,462	—	—

Off-balance sheet items
Financial guarantee	120	16	111	—	—	—	247	—
Commitments to extend credit	494	16	24	43	—	—	577	—
Total off-balance sheet items	614	32	135	43	—	—	824	—
____________________________
(1)See Item 5.A. "Operating Results - Critical Accounting Policies and Estimates" and "Note 17: Fair value measurements" of the audited consolidated financial statements for further detail on the determination of fair value.
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

The following table summarizes the simulated change in net interest income versus unchanged rates as at December 31, 2025 and December 31, 2024:

	For the year ended
	December 31, 2025		December 31, 2024
	Following 12 Months	Months 13 - 24	Following 12 Months	Months 13 - 24
+300 basis points	9.1%	19.4%	9.0%	14.5%
+200 basis points	7.5%	14.4%	6.0%	9.7%
+100 basis points	3.8%	7.1%	3.0%	4.8%
Flat rates	0.0%	0.0%	0.0%	0.0%
−100 basis points	-5.1%	-8.0%	-4.1%	-5.8%
−200 basis points	-10.6%	-16.6%	-8.8%	-12.7%
−300 basis points	-15.1%	-24.7%	-13.4%	-19.8%
The following table presents the change in our economic value of equity as at December 31, 2025 and December 31, 2024, assuming immediate parallel shifts in interest rates:

	For the year ended
	December 31, 2025	December 31, 2024
+300 basis points	-2.9%	-7.6%
+200 basis points	-1.7%	-5.4%
+100 basis points	-1.0%	-2.7%
Flat rates	0.0%	0.0%
−100 basis points	0.2%	1.6%
−200 basis points	-0.5%	2.9%
−300 basis points	-1.9%	4.6%
The NII sensitivity profile has increased compared to the prior year from a change in deposit composition and a shortening investment securities repricing horizon coupled with its forward maturity profile.
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
We monitor and manage our liquidity by banking location and on a Group-wide basis. The treasury functions in the Group's banking operations, located in Bermuda, the Cayman Islands and the Channel Islands, manage day-to-day liquidity. The Group market risk function has the responsibility for measuring and reporting to senior management on liquidity risk positions. We manage our liquidity based on demand, commitments, specific events and uncertainties to meet current and future financial obligations of a short-term nature. Our objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to earnings enhancement opportunities in a changing marketplace. Management is responsible for establishing and monitoring liquidity targets as well as strategies to meet these targets. The Group adopts a conservative liquidity risk appetite with internal quantitative liquidity risk tolerances more stringent than regulatory requirements. Specifically, the Group manages liquidity against internal limits established by the market risk management policy and its related liquidity risk standard and quarterly stress testing methodology.
We maintained a balance sheet with loans representing 31.1% of total assets as at December 31, 2025. Further, at that date there were significant sources of liquidity within our balance sheet in the form of cash and cash equivalents, short-term investments, securities purchased under agreements to resell and investments amounting to $9.3 billion, or 65.6%, of total assets.
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

Generally, maximum LTV for new residential and commercial loans is as follows:

	Bermuda	Cayman Islands	UK—London	Channel Islands
Residential
Owner-occupied freehold	80%	85%	65%	90%
Owner-occupied leasehold condominium	80%	85%	65%	90%
Investment (not owner-occupied)	65%	75%	65%	80%
Raw land	50%	80%	N/A	N/A
Commercial Real Estate	65%	65%	N/A	65%
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
Exposures
The following tables analyze the Group's regulatory credit risk exposures as at December 31, 2025 and December 31, 2024. Exposures are allocated to specific standardized exposure portfolios determined by the BMA and it is these portfolios that determine the risk weights used. These exposures include both on- and off-balance sheet exposures, with the latter shown separately after credit conversion factors have been applied.
Effective January 1, 2025, the Bank has adopted the Basel Committee on Banking Supervision's ("BCBS") revised standardized approach for credit risk framework as required by the Bermuda Monetary Authority ('BMA'). Comparatives were prepared under the prior credit risk framework.

Analysis of exposures class (in millions of $)	Average Exposure 2025	Position as at December 31, 2025
Sovereigns and their central banks	$2,437.0	$2,631.2
Non-central government public sector entities	$6.0	$5.7
Banks	$1,504.6	$1,382.5
Corporates	$1,442.0	$1,427.6
Subordinated debt, equity and other capital	$6.7	$6.8
Retail	$187.3	$194.9
Real estate	$3,550.8	$3,513.0
Of which: general RRE	$2,119.0	$2,109.4
Of which: IPRRE	$907.3	$917.9
Of which: general CRE	$432.8	$412.9
Of which: IPCRE	$91.7	$72.8
Defaulted exposures	$129.5	$112.3
Securitizations	$4,396.5	$4,356.9
Other assets*	$844.0	$882.0
Total	$14,504.4	$14,512.9
* Included in Other assets category are cash and other on- and off-balance sheet exposures.

Geographic segment distribution of exposures class as at December 31, 2025 (in millions of $)	Bermuda	Cayman	Channel Islands & UK	Other	Total
Sovereigns and their central banks	1,229.1	944.1	458.0	—	2,631.2
Non-central government public sector entities	5.7	—	—	—	5.7
Banks	386.9	462.0	515.5	18.1	1,382.5
Corporates	117.4	88.5	1,221.7	—	1,427.6
Subordinated debt, equity and other capital	6.8	—	—	—	6.8
Retail	88.4	63.9	42.6	—	194.9
Real estate	1,204.9	676.4	1,631.7	—	3,513.0
Of which: general RRE	734.8	523.6	851.0	—	2,109.4
Of which: IPRRE	71.9	79.3	766.7	—	917.9
Of which: general CRE	380.0	32.9	—	—	412.9
Of which: IPCRE	18.2	40.5	14.1	—	72.8
Defaulted exposures	55.1	2.7	54.5	—	112.3
Securitizations	1,804.5	2,016.4	536.1	—	4,356.9
Other assets*	395.1	259.8	208.2	18.9	882.0
Total	5,293.9	4,513.8	4,668.2	36.9	14,512.9
* Included in Other assets category are cash and other on- and off-balance sheet exposures.

Residual maturity breakdown of exposures class as at December 31, 2025 (in millions of $)	Up to 12 months	1 ‑ 5 years	More than 5 years	No specific maturity	Total
Sovereigns and their central banks	1,622.7	799.1	209.4	—	2,631.2
Non-central government public sector entities	—	5.7	—	—	5.7
Banks	1,382.5	—	—	—	1,382.5
Corporates	1,305.7	103.8	18.1	—	1,427.6
Subordinated debt, equity and other capital	6.8	—	—	—	6.8
Retail	144.3	29.8	20.9	—	194.9
Real estate	411.0	1,028.4	2,073.6	—	3,513.0
Of which: general RRE	183.1	434.0	1,492.2	—	2,109.4
Of which: IPRRE	217.6	451.3	249.0	—	917.9
Of which: general CRE	5.2	105.9	301.8	—	412.9
Of which: IPCRE	5.1	37.2	30.5	—	72.8
Defaulted exposures	73.2	4.6	34.6	—	112.3
Securitizations	0.3	4.6	4,352.0	—	4,356.9
Other assets*	586.9	—	—	295.2	882.0
Total	5,533.2	1,976.0	6,708.5	295.2	14,512.9
* Included in Other assets category are cash and other on- and off-balance sheet exposures.

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
Product Concentration
Product concentration is defined in the context of credit risk, as an over-weighting in the portfolio to a given product type, making the Group vulnerable to the impact of a variety of external factors that could either reduce demand for the product itself or lead to an increase in the level of default rates experienced. We operate as a full service bank in Bermuda and the Cayman Islands and aim to satisfy the requirements of our customers in these communities through the range of products and services we offer. Accordingly, there is no dependence or concentration on a single product in these markets outside of the residential mortgage portfolios, which comprised 70.6% of the Group's loan book as at December 31, 2025 (compared to 67.8% as at December 31, 2024); in Bermuda, residential mortgage lending made up 57.0% of the Bermuda loan book as at December 31, 2025 (compared to 54.4% as at December 31, 2024), and loans for many purposes (education, business support, family requirements) were made in the form of residential mortgages. Product category analysis confirms that the total lending portfolio is concentrated in the property market; this has been addressed by performing stress testing.
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
Treasury
Collateral held as security for treasury assets, including investments, is determined by the nature of the instrument. Loans, debt securities, treasury and other eligible bills are generally unsecured with the exception of asset-backed securities and similar instruments, which are secured by pools of financial assets. The ISDA master agreement is the Group's preferred method of documenting derivative activity. It is common in such cases for a Credit Support Annex to be executed in conjunction with the ISDA master agreement in order to mitigate credit risk on the derivatives portfolio. Valuations are performed, agreed with the relevant counterparties, and collateral is exchanged to bring the credit exposure within agreed tolerances. The EAD value to the counterparty is measured under the standardized approach for measuring counterparty credit risk exposures method and is derived by adding the gross positive fair value of the contract (replacement cost) to the contract's potential future credit exposure, which is derived by applying a multiple base on the contracts residual maturity to the notional value of the contract, and applying an alpha of 1.4 to the sum of these components.
The following table shows the exposures to counterparty credit risk for derivative contracts as at December 31, 2025 and December 31, 2024:

(in millions of $)	Gross Positive Fair Value of Contracts as at December 31, 2025	Potential Future Credit Exposure as at December 31, 2025	Alpha as at December 31, 2025	EAD Value as at December 31, 2025	Gross Positive Fair Value of Contracts as at December 31, 2024	Potential Future Credit Exposure as at December 31, 2024	Alpha as at December 31, 2024	EAD Value as at December 31, 2024
Spot and forward foreign exchange and currency swap contracts	6.2	18.8	1.4	35.0	46.7	23.9	1.4	98.8
Securitizations
The Bank has not, to date, securitized assets that it has originated. The Bank's total exposure to purchased securitization positions as at December 31, 2025 was $4.3 billion by market value (compared to $4.5 billion as at December 31, 2024), with US government and federal agencies accounting for the majority of this exposure.

The following table provides an analysis of the Bank's investments in securitization positions by exposure type as at December 31, 2025 and December 31, 2024:

Underlying asset type (in millions of $)	Exposure Value as at December 31, 2025	Exposure Value as at December 31, 2024
US government and federal agencies	4,332.4	4,503.2
Mortgage backed securities - Retail	13.8	15.4
Total	4,346.2	4,518.7
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
Capital Adequacy Management
Effective January 1, 2025, the Bank has adopted the Basel Committee on Banking Supervision's ("BCBS") revised standardized approach for credit risk framework as required by the Bermuda Monetary Authority ("BMA").
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
Sources and Uses of Cash
Our primary sources of cash are (i) cash obtained from deposits, (ii) long-term debt, and (iii) cash from operations. Our primary uses are (i) the payment of our operating expenses, (ii) payment of dividends on our common shares, (iii) repayment of certain maturing liabilities, (iv) repurchase of our common shares, and (v) extraordinary requirements for cash, such as acquisitions. We had $1.7 billion of cash and cash equivalents as at December 31, 2025 and $2.0 billion as at December 31, 2024, as well as $7.5 billion and $7.3 billion, respectively, of liquid securities, the balance of which could be sold to meet liquidity requirements. In our opinion, the Bank’s working capital is sufficient for the Bank’s present requirements.

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
In December 2017, the BCBS published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as "Basel IV"). Among other things, these standards revise the BCBS's standardized approach for credit risk (including by recalibrating risk weights and introducing new segmentations for exposures) and provides a new standardized approach for operational risk capital. Under the BCBS framework, these standards became effective on January 1, 20232, with an aggregate output floor phasing in through January 1, 20282. The BMA adopted BCBS's revised standardized approach for operational and credit risk effective January 1, 2023 and January 1, 2025, respectively, which the Bank has implemented.
The Basel standards aim to raise the quality, consistency and transparency of the capital base, limit the build-up of excess leverage and increase capital requirements for the banking sector. We are subject to the following requirements:
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

The following table sets forth our capital adequacy as at December 31, 2025 and 2024 in accordance with the Basel framework:

	As at December 31
(in millions of $)	2025	2024
Capital
Common Equity Tier 1	1,102.3	1,066.1
Tier 1 capital	1,102.3	1,066.1
Tier 2 capital	6.2	107.1
Total capital	1,108.5	1,173.1
Risk Weighted Assets[1]
Cash and cash equivalents and investments	841.1	1,029.4
Loans	1,899.2	2,328.1
Other assets	316.0	289.7
Off-balance sheet items	216.8	175.2
Operational risk charge	718.2	716.9
Total risk-weighted assets	3,991.3	4,539.4
Capital Ratios (%)
Common Equity Tier 1	27.6%	23.5%
Tier 1 total	27.6%	23.5%
Total capital	27.8%	25.8%
Leverage ratio	7.6%	7.3%
1 Effective January 1, 2025, the Bank has adopted the BCBS's revised standardized approach for credit risk framework as required by the BMA. Comparatives were prepared under the prior credit risk framework.
Overall, capital ratios have increased, driven primarily by reduced RWAs and partially offset by lower capital levels. RWAs decreased year-over-year due primarily to the adoption of the new credit risk framework which reduced RWAs by approximately 2.0%. Total capital levels decreased due to the early redemption of the Banks' $100 million Tier 2-qualifying subordinated debt in June 2025, with earnings accretion offset by dividend payments and share repurchases. As at December 31, 2025, we were in compliance with the minimum LCR and NSFR of 100%.
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
On July 28, 2025, the Board approved a new common share repurchase program, authorizing the purchase of up to 1.5 million common shares through to December 31, 2025.
On December 8, 2025, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.0 million common shares through to December 31, 2026.
The timing and amount of repurchase transactions under the new program will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.

Total common share repurchases for the years ending December 31, 2025, 2024 and 2023 are as follows:

	For the year ending December 31
	2025	2024	2023
Acquired number of shares (to the nearest share)	3,526,575	4,490,940	3,133,717
Average cost per common share (in $)	41.59	34.58	28.27
Total cost (in $)	146,685,678	155,305,756	88,590,240
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
Dividends
During the year ended December 31, 2025, we paid cash dividends totaling $77.7 million or $1.88 (2024: $79.6 million or $1.76; 2023: $86.2 million or $1.76) for each common share on record as of the related record dates. The Board declared these dividends quarterly in 2025.
For more information, see Item 3.D. "Risk Factors – Risks Relating to the Common Shares".
Cash Flows
2025 vs. 2024
Cash and cash equivalents was $1.7 billion as at December 31, 2025, compared to $2.0 billion as at December 31, 2024. The decrease is described below by category of operating, investing and financing activities.
For the year ended December 31, 2025, net cash provided by operating activities totaled $279.6 million (2024: $265.4 million). Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Cash provided by operating activities increased by $14.1 million from 2024 to 2025, primarily due to increased operating results.
Net cash provided by investing activities for the year ended December 31, 2025 totaled $102.4 million, compared to net cash used in investing activities of $581.0 million in 2024. The $683.4 million movement in cash from investing activities from 2024 to 2025 was mainly driven by a decrease in purchases of securities purchased under agreements to resell and a decrease in AFS investment maturities resulting in lower re-investment into the investment portfolio.
Net cash used in financing activities totaled $745.6 million in 2025, compared to net cash provided by financing activities $735.6 million in 2024. The $1.5 billion increase in cash used in financial activities from 2024 to 2025 was mainly due to decreased depositor funding, the early repayment of subordinated debt and decreases in securities sold under agreements to repurchase and share repurchase transactions.
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
Net cash provided in financing activities totaled $735.6 million in 2024, compared to net cash used in financing activities of $1,447.9 million in 2023. The $2.2 billion increase in cash provided in financial activities from 2023 to 2024 was mainly due to increased depositor funding and increases in securities sold under agreements to repurchase and share repurchase transactions.
Contractual Obligations
Credit-Related Arrangements
See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2025 for additional information.

Contractual Obligations
The following table presents our outstanding contractual obligations as at December 31, 2025:

(in millions of $)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Sourcing arrangements(1)	50.1	11.9	23.5	14.7	—
Term deposits	3,941.6	3,888.6	53.0	—	—
Other obligations	56.5	25.7	29.0	1.8	—
Total outstanding contractual obligations	4,048.1	3,926.1	105.5	16.5	—
______________________________
(1)We have an outstanding contractual obligation relating to a five-year agreement entered into in November 2021 with DXC to supply portion of the Bank's technology infrastructure and second-tier application support management for our locations in Bermuda and the Cayman Islands. Under our agreement with DXC, hosted server management and maintenance, along with network management functions, are managed by DXC.
See "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2025 for additional information.
Interest expense on our contractual obligations relates primarily to deposit liabilities. Interest expense on customer deposits was $189.1 million for the year-ended December 31, 2025, compared to $227.0 million and $170.5 million for the years ended December 31, 2024 and 2023, respectively. The 2025 decrease in interest expense on deposit liabilities is due primarily to central bank market interest rate cuts and partially offset by an increase in average volumes.Yearly average deposits liabilities were $12.6 billion, $12.4 billion and $12.2 billion for 2025, 2024 and 2023, respectively.
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
See also "Note 12: Credit related arrangements, repurchase agreements and commitments" to our audited consolidated financial statements as at December 31, 2025 for additional information.
C.Research and Development, Patents and Licenses, etc.
Not applicable.
D.Trend Information
See discussion in Item 5.A. "Operating Results" for a description of the trend information relevant to us.
E. Critical Accounting Policies and Estimates
The Bank's significant accounting policies conform to GAAP and are described in Note 2 of our audited consolidated financial statements. Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Given the sensitivity of our consolidated financial statements to these critical accounting policies, the use of other judgments, estimates and assumptions could result in material differences in our results of operations or financial condition. Details of critical policies and estimates that affect our business results are summarized below:
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
During the year ended December 31, 2025 and December 31, 2024, there were no transfers between Level 1 and Level 2 or Level 2 and Level 3.
Refer to "Note 17: Fair value measurements" of the audited consolidated financial statements for further detail on the judgments made in classifying instruments in the fair value hierarchy.
Impairment of Goodwill and Intangibles
We account for acquisitions using the acquisition method of accounting, under which the acquired company's net assets are recorded at fair value at the date of the acquisition and the difference between the fair value of consideration and fair value of the net assets acquired is recorded as goodwill, if positive, and as a bargain purchase gain, if negative. Identifiable intangible assets (mostly customer relationships) are recognized separately from goodwill and are initially valued at fair value using discounted cash flow calculations and other recognized valuation techniques.

Goodwill is tested annually in the fourth quarter for impairment at the reporting unit level, or more frequently if events or circumstances indicate there may be impairment. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is deemed to be not impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.
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
The valuation of goodwill is dependent on forward-looking expectations related to nationwide and local economic conditions and our associated financial performance. In the future, if our acquisitions do not yield expected returns or there are changes in discount rates, we may be required to take additional charges to our earnings based on the impairment assessment process, which could harm our business, financial condition, results of operations and prospects. We had $25.4 million of goodwill as at December 31, 2025 and $23.6 million as at December 31, 2024, and the results of the impairment analysis for both annual periods resulted in no impairment being required.
A long-lived asset (or asset group) that is held and used must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset (or asset group) might not be recoverable (i.e., information indicates that an impairment might exist). As a result, entities are not required to systematically perform a quantitative impairment analysis (i.e., test the asset (or asset group) for recoverability and potentially measure an impairment loss) if indicators of impairment are not present. Instead, management would perform a quantitative impairment analysis only if an indicator of impairment (e.g., a significant decrease in the market value of a long-lived asset (or asset group)) is present. Management is responsible for routinely assessing whether impairment indicators are present and have processes in place to assist in the identification of potential impairment indicators. We had $61.4 million of other intangible assets as at December 31, 2025 and $66.0 million as at December 31, 2024, and the results of the impairment analysis for both annual periods resulted in no impairment being required.
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
See "Note 11: Employee benefit plans" to our audited consolidated financial statements as at December 31, 2025 for more information on our pension plans and post-retirement medical benefit plan, along with the key actuarial assumptions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management
Board
Our Board oversees the affairs of the Bank. The current Board is composed of ten members, consisting of our Chairman & Chief Executive Officer, President & Group Chief Financial Officer and eight non-executive independent directors. The Bank's bye-laws provide that the Board shall consist of not less than six and not more than twelve directors. The Board generally holds regular meetings five times per year and ad hoc meetings as necessary.
Persons may be proposed for election or appointed as directors at a general meeting either by the Board or by one or more shareholders holding shares which in the aggregate carry not less than 5% of the voting rights in respect of the election of directors. There is only a single class of director and each director holds office until the next annual general meeting.
As an FPI we are allowed to follow our "home country" corporate governance practices in lieu of the NYSE governance requirements for NYSE-listed US companies. Notwithstanding this, our Board has determined that, under current NYSE listing standards regarding independence (to which we are not currently subject), and taking into account any applicable committee standards, a majority of our Board, including Alastair Barbour, Stephen E. Cummings, Andrew Henton, Mark T. Lynch, Meroe Park, Ingrid Pierce, Jana R. Schreuder and John Wright, are independent directors.
As the regulatory environment in which we operate becomes more complex, our governance practices and the structures and methodology we use to operate the Bank continue to be of key strategic significance. With the exception of the Chairman & Chief Executive Officer and the President & Group Chief Financial Officer, our Board is comprised of Directors who are not employees of the Bank. Our Board reviews and oversees the Bank's implementation of corporate governance policies and practices in accordance with prevailing standards. The following table lists the names, positions and ages of the Directors of the Bank:

Name	Age	Position
Michael Weld Collins	62	Chairman & Chief Executive Officer
Michael Schrum	57	President & Group Chief Financial Officer
Alastair Barbour	73	Lead Independent Director
Stephen E. Cummings	70	Non-Executive Director
Andrew Henton	56	Non-Executive Director
Mark T. Lynch	64	Non-Executive Director
Meroe Park	59	Non-Executive Director
Ingrid Pierce	56	Non-Executive Director
Jana R. Schreuder	67	Non-Executive Director
John Wright	84	Non-Executive Director
Each of our directors may be reached at our registered office at: 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
Michael Weld Collins joined the Board in 2015 when he was named Chief Executive Officer of the Bank. He was named Chairman in 2017. Prior to this appointment, Mr. Collins was Senior Executive Vice President with responsibility for all of the Bank's client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr. Collins has more than 40 years of experience in financial services, having held progressively senior positions at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr. Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr. Collins holds a BA in Economics from Brown University.

Michael Schrum was appointed President and Group Chief Financial Officer in September 2025. He joined the Board in 2020 and previously served as President and Group Chief Risk Officer (from 2022) and Group Chief Financial Officer (2015 - 2022). He was previously Chief Financial Officer at HSBC Bank Bermuda. Mr. Schrum has more than 25 years of financial services experience in London, New York and Bermuda, mainly in banking, insurance and tax. He joined HSBC in Bermuda in 2001 and held progressively more senior positions within the bank’s Commercial Banking, Strategy, and Finance divisions. He is a CFA Charterholder (CFA Institute), and a Fellow Chartered Accountant (Institute of Chartered Accountants in England and Wales). Mr. Schrum holds a Master’s (University of London) and Bachelor’s (Southern Denmark Business School) degree in Economics.

Alastair Barbour joined the Board in 2012 and was named Lead Independent Director in 2021. He is a Chartered Accountant with more than 25 years of experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr. Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named Partner at KPMG (Bermuda). Mr. Barbour's most recent position was head of KPMG's Financial Services Group in Scotland. Currently, Mr. Barbour serves on the Board of Directors of The Prudential Assurance Company Limited. Mr. Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England & Wales.

Stephen E. Cummings joined the Board in 2024. From 2022 until January 2026 he was the Secretary of Finance for the Commonwealth of Virginia. He had a long and successful career in banking and finance, most recently serving as President and Chief Executive Officer of Mitsubishi UFJ Financial Group (MUFG) in the Americas. Prior to his role at MUFG, he was the Chairman of UBS’s Investment Banking division in the Americas, was Global Head of Corporate and Investment Banking at Wachovia Bank, and served as Chairman and Chief Executive Officer at Bowles Hollowell Conner & Co. Mr. Cummings has an MBA from Columbia University Graduate School of Business and a Bachelor of Arts degree from Colby College.

Andrew Henton joined the Board in 2025. Between 2002 and 2011, Mr. Henton worked at Close Brothers Group plc and was recently Head of Offshore Businesses. During this time he led the creation of Close Private Bank, which provided asset management, banking, and administration services to high net worth and institutional clients. Mr. Henton is the non-executive Chairman and a member of the Audit Committee of the investment fund, Onward Opportunities Limited. In addition, he is a non-executive Director of Pershing Square Holdings Limited, an investment holding company, for which he is Chairman of the Audit Committee and Risk Committee. Mr. Henton also serves as a Director of a number of funds, investment managers and other private financial services companies. Previously, he spent four years working in HSBC’s Corporate Finance division and three years as a Fund Manager with Baring Private Equity Partners. He is a qualified Chartered Accountant and holds a Master’s degree in Modern History from St John’s College, Oxford.

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

Meroe Park joined the Board in February 2026. Ms. Park has served for the last six years as Deputy Secretary and Chief Operating Officer of the Smithsonian Institution. At the Smithsonian, Ms. Park oversees the organization’s day-to-day operations, strategic planning and enterprise-wide initiatives across its museums, research centers and programs. Prior to the Smithsonian, Ms. Park had a distinguished career at the Central Intelligence Agency (CIA), serving 27 years in a series of increasingly senior leadership roles. She was Executive Director and Chief Operating Officer (the agency’s highest-ranking civil service position) and briefly served as Acting Director. During her tenure at the CIA she was twice awarded the Presidential Rank Award and was recognized with the CIA’s Distinguished Intelligence Medal for her leadership. Ms. Park is currently on the Board of Directors of Georgetown University and has also served as Executive Vice President of the Partnership for Public Service at Georgetown University. She also previously served as a Non-Executive Director of Butterfield from 2017-2020. She holds a Bachelor of Science degree from Georgetown University’s School of Foreign Service.

Ingrid Pierce joined the Board in 2022. She is the Global Managing Partner of Walkers, a leading international law firm that provides legal, corporate, fiduciary and compliance services to global corporations, financial institutions, capital markets participants and investment fund managers. Recognized as one of the world's leading investment funds lawyers, she acts for major institutions, asset managers, insurers, reinsurers, trustees and other fiduciaries. Ms. Pierce was made a partner of Walkers in 2008 having joined the firm in 2002. She practiced in the Insolvency and Dispute Resolution Group, Trusts Group and Investment Funds Group, where she became head of the Cayman Islands practice. Prior to Walkers, Ms. Pierce spent nearly a decade working as a Barrister in London in the commercial chancery field. Ms. Pierce serves as a member of the Board of Directors of Lex Mundi, the world's leading network of independent law firms, and is a member of the Society of Trust and Estate Practitioners (STEP). She holds a Bachelor of Laws from University College London and was admitted to the Bar of England and Wales (1992) (not practicing), the Cayman Islands (2002) and the British Virgin Islands (2002).

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

John Wright joined the Board in 2002. He retired as chief executive of Clydesdale & Yorkshire Banks in 2001. Mr. Wright’s career in commercial banking spans over 43 years and includes assignments in the UK, India, Sri Lanka, West Africa, Canada, Hong Kong and the United States. He is a visiting Professor at Heriot-Watt University Business School, a past President of the Irish Institute of Bankers and a past Vice President of the Chartered Institute of Bankers in Scotland. Mr. Wright serves on the Boards of Directors of several private UK and overseas companies, including XMI International, Drivewise Trust and First Carbon International. Mr. Wright was educated at Daniel Stewart's College Edinburgh.

Executive Management Team
The Group's current executive management team is as follows:

Name	Age	Position
Michael Weld Collins	62	Chairman & Chief Executive Officer
Andrew Burns	47	Chief Risk Officer, Cayman
Kevin Dallas	47	Group Chief Experience Officer and Head of Marketing and Communications
Jody Feldman	46	Managing Director, Bermuda
Bri Hidalgo	46	Group Chief Risk Officer
Michael Sean Lee	61	Group Head of Human Resources
Michael A. McWatt	60	Managing Director, Cayman
Michael Neff	62	Group Chief Operating Officer
Jane Pearce	56	Group Head of Trust
Richard Saunders	56	Managing Director, Channel Islands and the UK
Michael Schrum	57	President & Group Chief Financial Officer
Each member of our executive management team may be reached at our registered office at 65 Front Street, Hamilton, HM 12, Bermuda, or by postal mail at P.O. Box HM 195, Hamilton HM AX, Bermuda.
Andrew Burns has served as Chief Risk Officer, Cayman Islands since 2024. Prior to this role, Mr. Burns served as the Group Head of Human Resources (from 2020) and as Group Head of Internal Audit (from 2016 - 2020). He became a member of the Executive Committee in October 2017. Mr. Burns has more than 20 years of progressive leadership experience in the financial services sector, having begun his career with PricewaterhouseCoopers’ financial services group in Australia. He first joined the Butterfield group of companies in the Fund Services subsidiary in Bermuda before transferring to the Internal Audit team in 2007, where he has held progressively senior management roles. Mr. Burns is a Chartered Accountant (CA ANZ) and a Certified Internal Auditor. He holds a Bachelor of Commerce degree from the University of Melbourne, Australia.

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

Jody Feldman has served as Managing Director, Bermuda since 2024. Prior to this role, he served as Head of Corporate Banking in Bermuda from 2020, where his responsibilities included leading the strategic direction, development and delivery of Butterfield’s Corporate Banking services. Prior to joining Butterfield, Mr. Feldman was Managing Director and Head of Financial Institutions (North America) for the Corporate Banking Coverage team at Deutsche Bank in New York. Mr. Feldman started his career at HSBC where he spent 15 years working with financial institution clients. He holds the Chartered Financial Analyst designation and is a graduate of Lafayette College in Easton, Pennsylvania.

Bri Hidalgo was appointed Group Chief Risk Officer in September 2025. She joined Butterfield as Group Head of Compliance and Operational Risk in 2020. Before joining Butterfield, Ms. Hidalgo spent 14 years with Wells Fargo Bank in compliance and risk management roles, with her most recent role having been Chief Risk Officer, Wealth & Investment Management. Prior to joining Wells Fargo, she worked in senior risk management and compliance roles at Wachovia Securities and First State Investments in the US and the UK. Ms. Hidalgo holds a Bachelor of Science degree from San Francisco State University.

Michael Sean Lee serves as Group Head of Human Resources, a role he has held since 2024. Mr. Lee is an experienced leader who has spent nearly 20 years working in financial services with a focus on retail banking. He served previously as the Head of Retail Banking at Butterfield in the Cayman Islands and, before that, was Head of Business Banking at HSBC Bermuda. Prior to joining the banking industry, Mr. Lee served in the U.S. Navy for over 20 years. He holds an MBA from Baker University and an undergraduate degree from Connecticut College.

Michael A. McWatt currently serves as Managing Director for Butterfield Bank (Cayman) Limited, with responsibility for the overall operations of the bank in the Cayman Islands. Mr. McWatt joined the Group in 1999 and was appointed Managing Director in 2016. He has held progressively senior leadership positions with the Group, including Deputy Managing Director, Group Head of Community Banking and Group Chief Credit Officer. Mr. McWatt is a career banker with more than 30 years of experience in Canada, Bermuda and the Cayman Islands. Prior to joining the Group, he held progressively senior positions in Corporate Banking and Risk Management in Canada. Mr. McWatt holds a BA in Economics from McMaster University, an Honors Commerce Degree from University of Windsor and is a graduate of the Ivey Executive Program at Western University. He is a Director and past president of the Cayman Islands Bankers’ Association and is a Director of Cayman Finance.

Michael Neff currently serves as the Bank’s Group Chief Operating Officer, a position he has held since 2024. Prior to that role, he served as Managing Director, Bermuda and International Wealth from 2018, having previously served as the Bank's Group Head of Wealth Management. Mr. Neff has over 30 years’ experience in financial services, having held senior roles in wealth management, commercial banking, and financial risk management. He began his career at Chemical Bank’s Private Banking Group rising to serve on the Group’s Executive Committee and leading relationship management across the group. Later, Mr. Neff moved to Citibank’s Private Banking Group, where he led the design and implementation of a global client relationship framework before leaving to found a financial and investment planning technology consultancy. The firm grew to be a leading provider of financial and investment planning software for financial institutions in the U.S. and Europe. It was acquired in 2004 by the RiskMetrics Group, a JPMorgan risk advisory spinoff. There he initially served as Global Head of Wealth Management rising to become Co-Head of the firm’s Global Financial Risk Management business. Mr. Neff currently serves on the Council of the Bermuda Stock Exchange and the Board of Trustees of the Bermuda Institute of Ocean Sciences. Mr. Neff holds a Bachelor of Arts from Middlebury College and a Master of Business Administration from Columbia Business School.

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

Richard Saunders currently serves as Managing Director, Channel Islands, with responsibility for Butterfield Bank (Channel Islands) Limited and its Jersey Branch and Butterfield Mortgages Limited in London. Mr. Saunders joined the Group in 2001 and was appointed Managing Director in 2015. He has held progressively senior leadership positions with the Group, including Head of European Asset Management. Mr. Saunders joined the Butterfield Group Executive Committee in July 2018. He has more than 25 years of progressive management experience, having begun his career at Royal Bank of Canada in Guernsey. Mr. Saunders is a Chartered Member of the London-based Chartered Institute for Securities & Investment (CISI) and holds a Bachelor’s degree in Mathematics and Sports Science from Loughborough University, England.

B.Compensation
Senior Management and Director Compensation
As at December 31, 2025, senior management included the following executives: Michael Weld Collins, Andrew Burns, Kevin Dallas, Jody Feldman, Bri Hidalgo, Michael Sean Lee, Michael A. McWatt, Michael Neff, Jane Pearce, Richard Saunders and Michael Schrum. Our compensation program is designed to reward and retain senior management and includes base salary, annual short-term cash and equity incentive compensation, long-term equity incentive compensation, and miscellaneous employee benefits and fringe benefits (including, among others, executive medical benefits). In 2025, our compensation program for directors was comprised of an annual cash retainer and an equity grant. Directors can elect to receive the annual cash retainer in common shares. None of our directors have entered into service contracts with the Group that provide for benefits upon the termination of their service as a director.
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
Senior management are required to own a minimum aggregate value of our common shares equal to two times base salary within five years following first appointment. Eligible stock includes vested shares, unvested restricted stock and restricted stock units, and other stock held by senior management. The intrinsic value of vested or unvested stock options is not considered eligible stock. If the market value of senior management's common stock falls below the required threshold, senior management must retain 50% of the shares they receive as compensation until they achieve the specified ownership level. All members of senior management are currently in compliance with this requirement.

The aggregate amount of compensation, including the value of in-kind benefits, amounts deferred under deferred compensation plans, accrued and/or paid to our directors and senior management during the fiscal year 2025 was $32.9 million.

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
Equity Compensation
The Group currently sponsors an equity incentive plan, the Amended and Restated 2020 Omnibus Share Incentive Plan (the "2020 Plan"), in which our senior management and directors are eligible to participate. The Group currently grants both time-vesting and performance-vesting restricted stock unit awards to employees under the 2020 Plan. As at December 31, 2025, in the aggregate, our members of senior management held 1,283,312 restricted stock units and no options.
Senior management participates in our long-term equity incentive compensation program. During 2025, our Compensation & Human Resources Committee granted time-vesting and performance-vesting restricted stock unit awards under our 2020 Plan. Awards in 2023, 2024 and 2025 were granted (i) as part of our long-term equity incentive compensation program in the form of performance-based restricted stock units, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date, and (ii) as part of our the annual bonus program in the form of time-based restricted stock units, generally vesting in three equal installments on the first three anniversaries of the date of grant.
During calendar year 2025, our Compensation & Human Resources Committee granted senior management, and in the case of the Chairman & Chief Executive Officer, recommended that the Board grant and the Board granted, in the aggregate, 376,336 restricted stock units (which includes restricted stock unit awards granted under both the annual bonus program and the long-term equity incentive compensation program, and assumes that performance with respect to performance-vesting restricted stock unit awards will be satisfied at target levels).

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
The members of the Audit Committee are appointed by the Board upon the recommendation of the Corporate Governance Committee. The Audit Committee's membership is as follows:

Name	Position
Alastair Barbour	Chairperson
Stephen E. Cummings	Member
Andrew Henton	Member
John Wright	Member
Mr. Barbour, Mr. Cummings and Mr. Henton each qualify as an Audit Committee financial expert.
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
The Corporate Governance Committee's membership is as follows:

Name	Position
John Wright	Interim Chairperson
Alastair Barbour	Member
Mark T. Lynch	Member
Compensation & Human Resources Committee
The Compensation & Human Resources Committee, on behalf of the Board, reviews and approves executive compensation, employee salary ranges, levels and degrees of participation in incentive compensation programs (including bonuses and equity-based incentive plans) and oversees employee development, relations and succession. Specifically, the Compensation & Human Resources Committee evaluates the fairness and effectiveness of the compensation practices implemented by the Group, approves overall compensation packages for executives, provides regular updates on executive compensation to the Board, approves changes in employee compensation programs, approves the criteria and design of the Group's incentive bonus plans and approves changes to the other employee benefit plans. The Compensation & Human Resources Committee also recommends to the Board changes in the Group's equity-based incentive plans and the granting of awards under such plans, reviews and approves changes to our pension plans, reviews periodic management reports on our compensation and benefits, as well as other matters bearing on the relationship between management and employees, while making recommendations to the Board concerning our senior level organization structure and staffing, training and employee development programs. The Compensation & Human Resources Committee is also responsible for administering the Group's compensation clawback policy for executive officers.
The Compensation & Human Resources Committee's membership is as follows:

Name	Position
Jana R. Schreuder	Chairperson
Alastair Barbour	Member
Andrew Henton	Member
John Wright	Member
Governance of Geographical Segments
Our banking business operates in three geographical segments — Bermuda, Cayman, and the Channel Islands and the UK— and each geographical segment utilizes operating subsidiary companies of the Bank within these jurisdictions. See Item 4.B. "Business Overview - Our International Network and Group Structure", which presents the corporate structure chart of our principal subsidiaries as at December 31, 2025. Our principal operating subsidiaries are each regulated by their respective geographical regulator and are fully capitalized as stand-alone operating companies, each with its own board of directors consisting of both executive and non-executive independent directors where required by the relevant regulatory body and applicable rules and regulations. Guidance on general corporate governance, board sub-committee structuring, and the various governance policies and procedures of the operating subsidiaries is determined at the Group level.
Board Leadership Structure and Qualifications
The Bank must comply with the BMA Corporate Governance Policy, which requires the Bank to appoint board members who have appropriate experience, competencies and personal qualities, including professionalism and personal integrity.
It is the Bank's policy to ensure that all companies within the Group have board members who are fit and proper persons to direct the Bank's business with prudence, integrity and professional skills. The Boards of the Bank and its subsidiaries are composed of individuals who possess diverse skills, experience and knowledge that are key to understanding the Group's business and the execution of its strategies.
The Bank has established guidelines that address the size and composition of its own Board and those of its subsidiaries, and for identifying and selecting suitable candidates for appointment to these boards. The Corporate Governance Committee approves the appointments of both executive and non-executive directors to the subsidiary trust and banking boards. With respect to the Bank's Board, the Corporate Governance Committee makes appointment recommendations to the Board and the appointment procedure is formal, rigorous and transparent. Each of the Bank and its subsidiary boards are reviewed as appropriate in order to assess whether the Board composition is commensurate with the Group's strategic objectives and corporate governance principles.

In assessing continuity of service on the Board there is a general presumption that individuals should serve for a maximum of 15 years in order that the Board tenure be refreshed. Non-executive directors who have served for a period of more than 15 years are subject to an independent assessment in accordance with applicable requirements and regulatory and listing standards.
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
The Risk Policy & Compliance Committee oversees our enterprise-wide risk management framework, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. The Risk Policy & Compliance Committee also reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks we face, including the risk appetite metrics developed by management and approved by the Board. The Audit Committee of the Board is responsible for overseeing risks associated with financial, accounting and legal matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting), reviewing and discussing generally the identification, assessment, management and control of our risk exposures on an enterprise-wide basis and engaging as appropriate with the Risk Policy & Compliance Committee to assess our enterprise-wide risk framework. The Compensation & Human Resources Committee of the Board has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our Compensation & Human Resources Committee, in conjunction with our Chairman & Chief Executive Officer, Group Head of Human Resources and President & Group Chief Financial Officer and other members of our management as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Corporate Governance Committee of the Board oversees risks associated with the independence of the Board and potential conflicts of interest.
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
D.Employees
As at December 31, 2025, 2024 and 2023, we had the following employees:

	As at December 31
	2025	2024	2023
Per segment:
Bermuda	340	356	387
Cayman	209	221	235
Channel Islands and the UK	334	334	348
Other Segment	432	395	364
Total per full-time equivalency basis	1,315	1,306	1,334

Of which:
Full-time and part-time employees	1,299	1,295	1,259
Temporary employees	16	11	75
Total per full-time equivalency basis	1,315	1,306	1,334
The increase in headcount in 2025 compared to 2024 was mainly due to the expansion of our Halifax Service Center offset by the group-wide voluntary early retirement and redundancy programs implemented.
We have not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements.
E.Share Ownership
See Items 6.B. "Compensation - Equity Compensation" and 7.A. "Major Shareholders".
F.     Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

For the year-ended December 31, 2025 and up to the date of this report, the Bank was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Bank's Clawback Policy. Please refer to Exhibit 97: Clawback Policy: Recovery of Erroneously Awarded Incentive-Based Compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our common shares as at February 10, 2026, unless noted otherwise, in each case by: each person or entity known by us to beneficially own 5% or more of our issued and outstanding common shares; each of our directors and executive officers individually; and all of our directors and executive officers as a group. As at February 10, 2026, we had approximately 40 million common shares issued and outstanding. The percentage of beneficial ownership for the following table is based on the amount of common shares issued and outstanding as of February 10, 2026.

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

Name of beneficial owner	Number of common shares beneficially owned	Beneficial ownership percentage
Major Shareholders:
BlackRock, Inc.(1)	2,802,975	7.1%
FMR LLC (2)	2,717,903	6.9%

Directors and Executive Officers:
Alastair Barbour(3)	24,927	*
Andrew Burns(4)	18,566	*
Michael Weld Collins(5)	121,243	*
Stephen E. Cummings(6)	5,098	*
Kevin Dallas(7)	15,834	*
Jody Feldman(8)	13,212	*
Andrew Henton	667	*
Bri Hidalgo(9)	18,586	*
Michael Sean Lee(10)	17,007	*
Mark T. Lynch(11)	225,594	*
Michael A. McWatt(12)	34,544	*
Meroe Park	1,868	*
Michael Neff(13)	48,718	*
Jane Pearce(14)	16,367	*
Ingrid Pierce	6,539	*
Richard Saunders(15)	18,117	*
Jana Schreuder	13,235	*
Michael Schrum(16)	202,039	*
John R. Wright(17)	10,102	*
All directors and executive officers as a group (19 persons)	812,263
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
(3)    Consists of 4,666 ordinary shares beneficially owned by Mr. Barbour and 20,261 ordinary shares beneficially owned by his spouse.
(4)    Consists of 18,566 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2026.
(5)    Consists of 121,243 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2026.
(6)    Consists of 5,098 deferred stock units.
(7)    Consists of 15,834 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2026.
(8)    Consists of (i) 4 ordinary shares and (ii) 13,208 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2026.
(9)    Consists of (i) 13 ordinary shares and (ii) 18,573 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2026.
(10)    Consists of (i) 15,700 ordinary shares and (ii) 1,307 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2026.
(11)    Consists of (i) 224,798 ordinary shares held by Mr. Lynch directly and (ii) 800 ordinary shares held by a family member over which Mr. Lynch exercises voting and dispositive control.
(12)    Consists of (i) 9,503 ordinary shares and (ii) 25,041 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2026.
(13)    Consists of (i) 28,019 ordinary shares and (ii) 20,699 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2026.
(14)    Consists of 16,367 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2026.
(15)    Consists of 18,117 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2026.
(16)    Consists of (i) 135,588 ordinary shares held jointly with his spouse and (ii) 66,451 ordinary shares underlying restricted stock units that will vest within 60 days of February 10, 2026.

(17)    Consists of 10,102 ordinary shares held jointly with his spouse.
The shareholders listed above do not have voting rights that are different from those held by any other holder of common shares of the Bank. As at January 31, 2026, approximately 89% of our common shares were held by holders and/or Custodians of record located in the United States, and there were approximately 199 holders of record of our common shares located in the United States. As at January 31, 2026, approximately 12% of our common shares were held by holders of record located in Bermuda, and there were approximately 3,463 holders of record of our common shares located in Bermuda.
B.Related Party Transactions
See "Note 25: Related party transactions" to our audited consolidated financial statements as at December 31, 2025 for information on transactions with related parties and with directors and executive officers.
Employment Agreements
The Group has entered into employment agreements with senior management. The compensation paid in 2025 to senior management under the employment agreements is described above under Item 6.B. "Compensation". The senior management employment agreements generally provide for terms and conditions of employment, including the payment of a base salary, participation in the Group’s short and long-term incentive compensation programs, notice provisions, severance benefits, change in control, double-trigger equity award vesting and participation in the Group’s health, welfare and retirement programs available to all senior executives. For certain members of senior management, the employment agreements also provide for executive life insurance and participation in the Group’s share purchase programs.
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

Our Historical Dividends

Since 2013 we have declared and paid dividends on a quarterly basis. For the year ended December 31, 2025, we declared four quarterly dividends for each common share held on record as of the applicable record dates. The following table sets forth dividends paid per common share during the periods indicated.

	Year ended December 31
	2025	2024	2023
(in $, unless otherwise indicated)
Period
First Quarter	0.44	0.44	0.44
Second Quarter	0.44	0.44	0.44
Third Quarter	0.50	0.44	0.44
Fourth Quarter	0.50	0.44	0.44
Total dividends per common share	1.88	1.76	1.76
Total dividends per common share as a percentage of earnings per share (in %)	33.5%	38.1%	40.7%

On February 9, 2026, the Board of Directors declared an interim dividend of $0.50 per common share to be paid on March 9, 2026 to shareholders of record on February 23, 2026.

B.Significant Changes
Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2025.

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
D.Exchange Controls
Refer to Item 4.B. "Business Overview - Supervision and Regulation".
E.Taxation
Global Tax Considerations
On December 27, 2023, Bermuda enacted the Corporate Income Tax Act 2023 ("CIT Act"), which provides for the taxation of in scope entities in respect of tax years beginning on or after January 1, 2025. The CIT Act was passed in response to the OECD Pillar Two initiative on global minimum tax, and largely mirrors the OECD’s Global Anti-Base Erosion Model rules. The Bermuda CIT will be charged on corporate profits at 15%, for Bermuda tax resident entities and Bermuda permanent establishments which are part of a multinational group with consolidated annual revenue in excess of €750m for at least two of the last four fiscal years. As defined under the CIT Act, the Bank (and each of its Bermuda subsidiaries) is a Bermuda constituent entity of a multi-national group.

Based on our consolidated financial statements for the years ended December 2025, 2024, 2023 and 2022, and applying the relevant average exchange rate for BMD to EUR, our consolidated annual revenues are in excess of the €750 million threshold for the year ended December 2025 but less than the €750 million threshold for each of the years ended December 2024, 2023 and 2022. As we exceeded the €750 million threshold for only one of the last four fiscal years, we do not currently fall within scope of the CIT Act and thus no tax liability or deferred tax asset has been raised for Bermuda CIT. However, given our consolidated annual revenues are sensitive to interest and foreign exchange rates, to the extent raised interest rates persist for an extended period, we may, in the future, become subject to tax in Bermuda under the CIT Act.

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
Based upon the proportion of our income derived from activities that are "bona fide" banking activities for US federal income tax purposes, we believe that we were not a PFIC for the taxable year ending December 31, 2025 (the latest period for which the determination can be made) and, based further on our present regulatory status under local laws, the present nature of our activities, and the present composition of our assets and sources of income, we do not expect to be a PFIC for the current year or any future years. However, PFIC status is a factual determination and there are uncertainties in the application of the relevant rules. Moreover, the IRS may issue guidance in the future with different requirements to be a qualified foreign bank, which we may not satisfy. Accordingly, there can be no assurances that we will not be a PFIC for any particular year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for our shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares.
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
Save for those arrangements described in Note 25 to the Bank’s December 31, 2025 consolidated financial statements, there are no contracts of significance subsisting during or at the end of the financial year ended December 31, 2025 in which a Director of the Bank is or was materially interested, either directly or indirectly.
WRITTEN NOTICE OF SHARE REPURCHASE PROGRAM — BSX REGULATION 6.38
On December 8, 2025, the Board approved, with effect from January 1, 2026 through to December 31, 2026, a common share repurchase program, authorizing the purchase for treasury or cancellation of up to 3.0 million common shares.
The repurchase of shares pursuant to the repurchase program was confirmed by way of non-objection from the Bermuda Monetary Authority. The timing and amount of repurchase transactions will be based on market conditions, share price, legal requirements and other factors. No assurances can be given as to the amount of common shares that may actually be repurchased.
Under the Bank’s share repurchase programs, the total shares acquired or purchased for cancellation during the year ended December 31, 2025 amounted to 3,526,575 common shares to be held as treasury shares or cancelled.
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
LARGE SHAREHOLDERS

See Item 7.A. "Major Shareholders" for a listing of registered holders of 5% or more of the issued share capital as at February 10, 2026.

EXCHANGE LISTING
The Bank’s shares are listed on the following stock exchanges:

BERMUDA STOCK EXCHANGE
110 Pitts Bay Road
4th Floor
Pembroke, HM 08
Bermuda Tel: (441) 292 7212
Fax: (441) 292 7619
www.bsx.com

NEW YORK STOCK EXCHANGE
11 Wall Street
New York, NY 10005
United States of America
Tel: (212) 656 3000
www.nyse.com

SHARE DEALING SERVICE
Butterfield Securities (Bermuda) Limited
65 Front Street
Hamilton, HM 12
Bermuda
Tel: (441) 299 3972
Fax: (441) 292 9947
E-mail: info@butterfieldgroup.com

REGISTRAR AND TRANSFER AGENT
For Bermuda-registered securities:
Artex Fund Services Ltd.
3rd Floor, Wessex House
45 Reid Street
Hamilton, HM 12
Bermuda
Tel: (441) 295 8478
E-mail: investorservices@artexrisk.com

For US-registered securities:
Computershare
150 Royall Street
Canton, MA 02021 United States of America
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
Managing Director: Craig Barley
68 Fort Street
P.O. Box 705
Grand Cayman KY1-1107
Cayman Islands
Tel: (345) 949 7055
Fax: (345) 949 7004
E-mail: trust.cayman@butterfieldgroup.com

GUERNSEY
Butterfield Bank (Channel Islands) Limited
Community Banking, Corporate and Intermediary Banking, Private Banking, Credit and Treasury Services, Custody
Managing Director: Richard Saunders
P.O. Box 25
Martello Court
Admiral Park
St. Peter Port
Guernsey GY1 3AP
Channel Islands
Tel: (44) 1481 751 000
Fax: (44) 1481 714 533
E-mail: guernsey@butterfieldgroup.com

Butterfield Trust (Guernsey) Limited
Trust and Fiduciary Services
Managing Director: Mandy Langmead
P.O. Box 25
Martello Court
Admiral Park
St Peter Port
Guernsey GY1 3AP
Channel Islands
Tel: (44) 1481 711 521
Fax: (44) 1481 728 665
E-mail: guernsey@butterfieldgroup.com

JERSEY
Butterfield Bank (Channel Islands) Limited, Jersey Branch
Community Banking, Corporate and Intermediary Banking, Private Banking, Credit and Treasury Services, Custody
Branch Manager: Michelle Le Blond
P.O. Box 250
IFC 6, IFC Jersey
St Heller
Jersey JE4 5PU
Tel: (44) 1481 751 000
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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

    As of the end of the period covered by this report, Butterfield carried out an evaluation, under the supervision and with the participation of Butterfield’s management, including our Chairman & Chief Executive Officer and President & Group Chief Financial Officer, of the effectiveness of the design and operation of Butterfield’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), to ensure that information required to be disclosed by Butterfield in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to Butterfield’s management, including its Chairman & Chief Executive Officer and President & Group Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. Based upon that evaluation, Butterfield’s Chairman & Chief Executive Officer and President & Group Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective, in all material respects, as of the end of the period covered by this report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

    The following table sets forth for the fiscal years indicated the fees charged by our principal accountant and its associated entities for various services provided during those periods:

In millions of $	Fiscal Year Ended
Type of Services	December 31, 2025	December 31, 2024	Description of Service
Audit services	5.8	5.5	(1)
Audit-related services	0.2	0.3	(1)
Other services	—	0.1	(2)
Total	6.0	5.9

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

    The Audit Committee has delegated pre-approval authority to its Chairman up to a maximum of $500,000 for any engagement, and the President & Group Chief Financial Officer submits all proposals for services by PwC to the Chairman of the Audit Committee, unless there is a blanket pre-approval in place. The Audit Committee is informed of the approvals granted by its Chairman on a quarterly basis.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

    The below details purchases made by or on behalf of the issuer or any "affiliated purchaser," as defined in §240.10b-18(a)(3), of shares or other units of any class of the issuer's equity securities that are registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 78I) during the year ended December 31, 2025.

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

On July 28, 2025, the Board approved a new common share repurchase program, authorizing the purchase of up to 1.5 million common shares through to December 31, 2025.

On December 8, 2025, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.0 million common shares through to December 31, 2026.

In the year ended December 31, 2025, the Bank retired 3,526,575 shares which were previously held as treasury shares as a result of these repurchases.

The following table summarizes our repurchases of our common shares during the year ended December 31, 2025.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced program	Maximum number of shares that may yet be purchased under the program
January 1, 2025				2,700,000
January 1 to 31, 2025	394,069	36.35	394,069	2,305,931
February 1 to 28, 2025	343,194	39.08	737,263	1,962,737
March 1 to 31, 2025	357,464	38.02	1,094,727	1,605,273
April 1 to 30, 2025	415,746	37.76	1,510,473	1,189,527
May 1 to 31, 2025	354,981	41.89	1,865,454	834,546
June 1 to 30, 2025	344,735	43.00	2,210,189	489,811
July 1 to 31, 2025	284,100	45.75	2,494,289	205,711
August 1, 2025	6,396	44.68	2,500,685	199,315
August 2, 2025				1,500,000
August 2 to 31, 2025	199,706	45.02	199,706	1,300,294
September 1 to 30, 2025	179,749	44.82	379,455	1,120,545
October 1 to 31, 2025	233,699	42.59	613,154	886,846
November 1 to 30, 2025	261,768	45.94	874,922	625,078
December 1 to 31, 2025	150,968	50.03	1,025,890	474,110

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
•Executive Sessions. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors meet regularly in executive sessions without management present. In 2025, the Board held five executive sessions with only our independent directors present.
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

ITEM 16K. CYBERSECURITY

The Bank recognizes the importance of assessing, identifying, and managing material risks associated with cybersecurity threats to safeguard our organization, its assets and the sensitive data entrusted to us. We define cybersecurity risks as risks resulting from the failure of, or insufficiency in, information technology (for example a system outage) or intentional or accidental unauthorized access, disclosure, removal, tampering or disposal of company and customer data and records.
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
The Bank’s CISO is the head of the Bank's cybersecurity team and reports directly to the Group Chief Risk Officer. The CISO is responsible for assessing and managing our cyber risk management program, informing senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervising such efforts. The CISO has more than 20 years’ experience in the field of information technology, cyber security and adjacent roles and is supported by a cybersecurity team that has decades of experience in selecting, deploying, and operating cybersecurity technologies, initiatives, and processes. The CISO reports regularly on the Bank’s cybersecurity program to the Group Chief Risk Officer and presents information quarterly to the Group Risk and Compliance Committee.

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has completed an assessment of the effectiveness of Butterfield's internal control over financial reporting as at December 31, 2025. In making the assessment, management used the “Internal Control - Integrated Framework (2013)” promulgated by the Committee of Sponsoring Organizations of the Treadway Commission.
Based upon the assessment performed, management concluded that as at December 31, 2025, Butterfield's internal control over financial reporting was effective. There have been no changes in Butterfield’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect Butterfield’s internal control over financial reporting.
The Bank's internal control over financial reporting as at December 31, 2025, has been audited by PricewaterhouseCoopers Ltd., an independent registered public accounting firm, as stated in their report on page F-3 of this annual report.

/s/ Michael Collins
Michael Collins
Chairman & Chief Executive Officer

/s/ Michael Schrum
Michael Schrum
President & Group Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Bank of N.T. Butterfield & Son Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Bank of N.T. Butterfield & Son Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for Credit Losses for Loans

As described in Notes 2 and 6 to the consolidated financial statements, management’s measurement of the allowance for credit losses for the Company’s loans takes into account historical loss information and is primarily based on the product of probability of default, loss given default and exposure at default (the “measurement approach”). At December 31, 2025, the allowance for credit losses for loans was $25.4 million on total loans of $4.4 billion. Management estimates the allowance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts, as well as the Company’s internal risk rating framework. Historical credit loss experience provides the basis for the estimation of expected credit losses. Management makes adjustments to historical loss information for differences in the current loan-specific risk characteristics such as changes in underwriting practices, vintage, portfolio mix, delinquency level, term, as well as changes in environmental conditions, such as changes in macroeconomic factors and collateral values. The allowance for credit losses for loans is measured on a collective pool basis when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis.

The principal consideration for our determination that performing procedures relating to the allowance for credit losses for loans is a critical audit matter is the high degree of auditor effort in performing procedures in evaluating management’s estimate of the allowance for credit losses for loans.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s measurement approach for the allowance for credit losses for loans, including controls over i) management’s consideration of the appropriateness of the measurement approach and models used; ii) the completeness and accuracy of significant data used in the models; and iii) management’s determination and selection of significant assumptions used in the models. These procedures also included, among others i) testing management’s process for determining the allowance for credit losses for loans; ii) evaluating the appropriateness of management’s measurement approach and models; iii) testing the completeness, accuracy, relevance and reliability of the underlying data used in the models; and iv) evaluating the reasonableness of management’s significant assumptions, including probability of default and loss given default assumptions, used in the models.

/s/PricewaterhouseCoopers Ltd.
Hamilton, Bermuda
February 18, 2026

We have served as the Company’s auditor since 1961.

The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets
(In thousands of US dollars, except share and per share data)

	As at
	December 31, 2025	December 31, 2024
Assets
Cash and demand deposits with banks - Non-interest bearing	105,440	93,145
Demand deposits with banks - Interest bearing	171,201	165,741
Cash equivalents - Interest bearing	1,432,295	1,739,226
Cash and cash equivalents	1,708,936	1,998,112
Securities purchased under agreements to resell	1,096,238	1,205,373
Short-term investments	756,543	580,026
Investment in securities
Available-for-sale at fair value (including assets pledged that secured parties are permitted to sell or repledge: Nil (2024: $93,468) (amortized cost: $2,785,608 (2024: $2,435,752)	2,696,253	2,272,486
Held-to-maturity (fair value: $2,566,470 (2024: $2,671,040))	2,992,052	3,240,290
Total investment in securities	5,688,305	5,512,776
Loans
Loans	4,407,787	4,499,300
Allowance for credit losses	(25,376)	(25,709)
Loans, net of allowance for credit losses	4,382,411	4,473,591
Premises, equipment and computer software, net	158,504	153,782
Goodwill	25,385	23,617
Other intangible assets, net	61,412	65,992
Equity method investments	6,755	6,594
Accrued interest and other assets	210,405	211,533
Total assets	14,094,894	14,231,396

Liabilities
Deposits
Non-interest bearing	2,701,145	2,687,877
Interest bearing	9,996,923	10,058,032
Total deposits	12,698,068	12,745,909
Securities sold under agreements to repurchase	—	92,562
Employee benefit plans	84,466	83,589
Accrued interest and other liabilities	170,509	189,799
Total other liabilities	254,975	365,950
Long-term debt	—	98,725
Total liabilities	12,953,043	13,210,584
Commitments, contingencies and guarantees (Note 12)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 39,948,264 (2024: 43,537,979)	399	435
Additional paid-in capital	851,223	916,394
Retained earnings	494,384	422,461
Less: treasury common shares, at cost: Nil (2024: 619,212)	—	(23,063)
Accumulated other comprehensive income (loss)	(204,155)	(295,415)
Total shareholders’ equity	1,141,851	1,020,812
Total liabilities and shareholders’ equity	14,094,894	14,231,396
The accompanying notes are an integral part of these consolidated financial statements.

/s/ Michael Collins
Michael Collins
Chairman of the Board

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations
(In thousands of US dollars, except per share data)

	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Non-interest income
Asset management	39,236	36,329	32,468
Banking	67,366	63,682	58,818
Foreign exchange revenue	52,545	51,248	46,132
Trust	65,818	61,329	57,768
Custody and other administration services	13,846	13,815	13,319
Other non-interest income	4,096	3,612	3,831
Total non-interest income	242,907	230,015	212,336
Interest income
Interest and fees on loans	277,363	304,112	317,361
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	77,850	48,892	35,589
Held-to-maturity	70,720	75,638	80,533
Cash and cash equivalents, securities purchased under agreements to resell and short-term investments	131,177	157,075	112,147
Total interest income	557,110	585,717	545,630
Interest expense
Deposits	189,127	227,001	170,504
Long-term debt	3,681	5,485	8,091
Securities sold under agreements to repurchase	220	2,028	75
Total interest expense	193,028	234,514	178,670
Net interest income before provision for credit losses	364,082	351,203	366,960
Provision for credit (losses) recoveries	(217)	(1,662)	(4,452)
Net interest income after provision for credit losses	363,865	349,541	362,508
Net gains (losses) on equity securities	—	—	43
Net realized gains (losses) on available-for-sale investments	—	—	(14)
Net gains (losses) on other real estate owned	—	50	(40)
Net other gains (losses)	20	327	3,764
Total other gains (losses)	20	377	3,753
Total net revenue	606,792	579,933	578,597
Non-interest expense
Salaries and other employee benefits	182,635	174,024	177,939
Technology and communications	65,002	66,057	61,979
Professional and outside services	21,904	22,694	21,056
Property	34,134	34,081	31,374
Indirect taxes	23,289	22,672	21,457
Non-service employee benefits expense	5,550	3,929	5,590
Marketing	6,803	6,530	6,456
Amortization of intangible assets	8,002	8,006	5,728
Other expenses	21,507	21,093	20,759
Total non-interest expense	368,826	359,086	352,338
Net income before income taxes	237,966	220,847	226,259
Income tax benefit (expense)	(6,024)	(4,531)	(767)
Net income	231,942	216,316	225,492

Earnings per common share
Basic earnings per share	5.61	4.80	4.62
Diluted earnings per share	5.47	4.71	4.58
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income
(In thousands of US dollars)

	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Net income	231,942	216,316	225,492

Other comprehensive income (loss), net of taxes
Unrealized net gains (losses) on translation of net investment in foreign operations	6,419	(713)	222
Net changes on investments transferred to held-to-maturity	7,895	8,148	9,145
Unrealized net gains (losses) on available-for-sale investments	73,988	635	57,435
Employee benefit plans adjustments	2,958	6,713	452
Other comprehensive income (loss), net of taxes	91,260	14,783	67,254

Total comprehensive income (loss)	323,202	231,099	292,746
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity

	Year ended
	December 31, 2025		December 31, 2024		December 31, 2023
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of year	43,537,979	435	47,529,045	475	50,277,466	503
Retirement of shares	(4,145,787)	(41)	(4,490,940)	(45)	(3,133,717)	(32)
Issuance of common shares	556,072	5	499,874	5	385,296	4
Balance at end of year	39,948,264	399	43,537,979	435	47,529,045	475

Additional paid-in capital
Balance at beginning of year		916,394		988,904		1,032,632
Share-based compensation		21,703		20,448		20,232
Share-based settlements		543		554		580
Retirement of shares		(87,411)		(93,507)		(64,536)
Issuance of common shares, net of underwriting discounts and commissions		(6)		(5)		(4)
Balance at end of year		851,223		916,394		988,904

Retained earnings
Balance at beginning of year		422,461		342,520		229,732
Net Income for the year		231,942		216,316		225,492
Common share cash dividends declared and paid, $1.88 per share (2024: $1.76 per share)		(77,723)		(79,581)		(86,186)
Retirement of shares		(82,296)		(56,794)		(26,518)
Balance at end of year		494,384		422,461		342,520

Treasury common shares
Balance at beginning of year	619,212	(23,063)	619,212	(18,104)	619,212	(20,600)
Purchase of treasury common shares	3,526,575	(146,685)	4,490,940	(155,305)	3,133,717	(88,590)
Retirement of shares	(4,145,787)	169,748	(4,490,940)	150,346	(3,133,717)	91,086
Balance at end of year	—	—	619,212	(23,063)	619,212	(18,104)

Accumulated other comprehensive income (loss)
Balance at beginning of year		(295,415)		(310,198)		(377,452)
Other comprehensive income (loss), net of taxes		91,260		14,783		67,254
Balance at end of year		(204,155)		(295,415)		(310,198)
Total shareholders' equity		1,141,851		1,020,812		1,003,597
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows from operating activities
Net income	231,942	216,316	225,492
Adjustments to reconcile net income to operating cash flows
Depreciation, accretion and amortization	36,822	42,158	36,212
Provision for credit losses (recoveries)	217	1,662	4,452
Share-based payments and settlements	22,246	21,002	20,812
Net change in equity securities at fair value	—	—	236
Net realized (gains) losses on available-for-sale investments	—	—	14
Net (gains) losses on other real estate owned	—	(50)	40
(Increase) decrease in carrying value of equity method investments	(221)	334	165
Dividends received from equity method investments	60	135	5,256
Net other non-cash movements	—	—	1,089
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	15,283	(10,011)	4,623
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(26,788)	(6,114)	1,899
Cash provided by (used in) operating activities	279,561	265,432	300,290

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell having original maturities of 3 months of less	433,004	(545,053)	(127,403)
Securities purchased under agreements to resell having original maturities of more than 3 months: purchases	(1,339,332)	(789,627)	—
Securities purchased under agreements to resell having original maturities of more than 3 months: proceeds from maturities	1,071,631	293,749	—
Short-term investments other than restricted cash: proceeds from maturities and sales	1,390,104	2,232,366	1,960,286
Short-term investments other than restricted cash: purchases	(1,554,031)	(1,764,289)	(2,057,132)
Available-for-sale investments: proceeds from sale	—	—	5,586
Available-for-sale investments: proceeds from maturities and pay downs	317,335	507,014	292,049
Available-for-sale investments: purchases	(669,610)	(951,990)	(71,859)
Held-to-maturity investments: proceeds from maturities and pay downs	251,052	258,489	276,606
Held-to-maturity investments: purchases	—	(37,712)	—
Net (increase) decrease in loans	226,958	236,975	457,295
Additions to premises, equipment and computer software	(24,752)	(21,049)	(26,932)
Proceeds from sale of other real estate owned	—	588	646
Purchase of intangible assets	—	(481)	(27,341)
Cash provided by (used in) investing activities	102,359	(581,020)	681,801

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows
(In thousands of US dollars)

	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows from financing activities
Net increase (decrease) in deposits	(331,196)	873,120	(1,198,146)
Net increase (decrease) in securities sold under agreements to repurchase	(90,032)	97,326	—
Repayment of long-term debt	(100,000)	—	(75,000)
Common shares repurchased	(146,686)	(155,305)	(88,590)
Cash dividends paid on common shares	(77,723)	(79,581)	(86,186)
Cash provided by (used in) financing activities	(745,637)	735,560	(1,447,922)
Net effect of exchange rates on cash, cash equivalents and restricted cash	51,858	(3,690)	21,545
Net increase (decrease) in cash, cash equivalents and restricted cash	(311,859)	416,282	(444,286)
Cash, cash equivalents and restricted cash: beginning of year	2,088,542	1,672,260	2,116,546
Cash, cash equivalents and restricted cash: end of year	1,776,683	2,088,542	1,672,260

Components of cash, cash equivalents and restricted cash at end of year
Cash and cash equivalents	1,708,936	1,998,112	1,646,648
Restricted cash included in short-term investments on the consolidated balance sheets	67,747	90,430	25,612
Total cash, cash equivalents and restricted cash at end of year	1,776,683	2,088,542	1,672,260

Supplemental disclosure of cash flow information
Cash interest paid	203,160	235,514	162,394
Cash state income taxes paid, including:	4,007	2,227	1,928
Canada	541	422	334
Guernsey	2,605	1,805	1,594
Jersey	896	—	—

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	—	87	336
Initial recognition of right-of-use assets and operating lease liabilities	5,101	2,068	3,268
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

Note 2: Significant accounting policies

The Bank's reporting currency is US dollars and the functional currency is BMD dollars. The Bermuda Dollar is pegged to the US Dollar on a one‑to‑one basis and therefore all assets, liabilities, revenues and expenses denominated in Bermuda dollars are translated to US dollars at par.

A. Basis of Presentation and Use of Estimates and Assumptions
The accounting and financial reporting policies of the Bank and its subsidiaries conform to generally accepted accounting principles in the United States of America (“GAAP”). The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year, and actual results could differ from those estimates. Certain prior year figures have been reclassified to agree to current period presentation.

Critical accounting estimates are those that require management to make subjective or complex judgments about the effect of matters that are inherently uncertain and may change in subsequent periods. Changes that may be required in the underlying assumptions or estimates in these areas could have a material impact on the future financial condition and results of operations. Management believes that the most critical accounting estimates upon which the financial condition depends, and which involve the most complex or subjective decisions or assessments, are as follows:
•Allowance for credit losses
•Fair value of financial instruments
•Impairment of goodwill and intangibles
•Employee benefit plans

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

C. Foreign Currency Remeasurement and Translation
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

Monetary assets and liabilities denominated in currencies other than the functional currency of the foreign based subsidiaries are remeasured into the functional currency of the respective subsidiary at period end exchange rates. Revenue and expense items denominated in currencies other than the functional currency of the respective subsidiary are remeasured at average rates of exchange prevailing during the period. Such gains or losses are included in the determination of net income. Non-monetary assets and liabilities denominated in currencies other than the functional currency of the respective subsidiary are measured into the functional currency of the respective subsidiary at historical exchange rates.

With respect to the Consolidated Financial Statements, the assets and liabilities of foreign currency-based subsidiaries are translated at the US dollar rate of exchange prevailing on the balance sheet date, while associated revenues and expenses are translated to US dollars at the average rates of exchange prevailing throughout the year. Unrealized translation gains or losses on investments in foreign currency- based subsidiaries are recorded as a separate component of Shareholders' equity within AOCIL. Gains and losses on foreign currency-based subsidiaries are recorded in the consolidated statements of operations when the Bank ceases to have a controlling financial interest in a foreign currency-based subsidiary.

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

Non-accrual
Commercial, commercial real estate and consumer loans (excluding credit card consumer loans) are placed on non-accrual status immediately if:
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
Goodwill is tested annually for impairment at the reporting unit level, or more frequently if events or circumstances indicate there may be impairment. If the carrying amount of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill. Other acquired intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. Intangible assets' estimated lives are re-evaluated annually and an impairment test is carried out if an event or change in circumstances indicate that the asset group's carrying amount may not be recoverable. If an impairment test is required and the carrying value of the asset group is assessed as being irrecoverable, the asset group is subsequently compared to its fair value to calculate the impairment.

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

W. Impairment or Disposal of Long-Lived Assets
Impairment tests are carried out if an event or change in circumstances indicate that an asset group's carrying amount may not be recoverable. Potential impairment losses are initially assessed by comparing the carrying amount of an asset group to the sum of the undiscounted cash flows expected from its use and disposal. The impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets that are to be disposed of other than by sale are classified and accounted for as held for use until the date of disposal or abandonment. Assets that meet certain criteria are classified as held for sale and are measured at the lower of their carrying amounts or fair value less estimated costs to sell.

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

AA. Earnings Per Share
Earnings per share have been calculated using the weighted average number of common shares outstanding during the year (see also Note 19: Earnings per share). In periods when basic earnings per share is positive, the dilutive effect of share-based compensation plans is calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding common shares, using the quarterly average market price of the Bank’s shares for the period.

AB. New Accounting Pronouncements

Beginning January 1, 2025, the Bank adopted Accounting Standards Updated 2023-09, Income Taxes (Topic 74): Improvements to Income Tax Disclosures. See Note 24 for the updated disclosures.

The following accounting developments were issued during the year ended December 31, 2025 or are accounting standards pending adoption:

In September 2025, the FASB published ASU 2025-06 Intangibles—Goodwill and Other - Internal-Use Software (Subtopic 350-40) Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this Update remove all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: (1) Management has authorized and committed to funding the software project. (2) It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Bank is still evaluating the impact of this ASU.

In November 2025, the FASB published ASU 2025-08 Financial Instruments—Credit Losses (Topic 326): Purchased Loans. The amendments in this Update require that purchased seasoned loans be accounted for using the gross-up approach, which will enhance comparability and consistency in the accounting for acquired financial assets. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this Update should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. The Bank is still evaluating the impact of this ASU.

In November 2025, the FASB published ASU 2025-09 Derivatives and Hedging (Topic 815) Hedge Accounting Improvements. The amendments in this Update, consistent with the original objective of Update 2017-12, are to more closely align hedge accounting with the economics of an entity’s risk management activities. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. The Bank is still evaluating the impact of this ASU.

In December 2025, the FASB published ASU 2025-11 Interim Reporting (Topic 270) Narrow-Scope Improvements. The Board is issuing the amendments in this Update to improve the guidance in Topic 270, Interim Reporting, by improving the navigability of the required interim disclosures and clarifying when that guidance is applicable. The amendments also provide additional guidance on what disclosures should be provided in interim reporting periods. The amendments in this Update are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities. Early adoption is permitted for all entities. The Bank is still evaluating the impact of this ASU.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 3: Cash and cash equivalents

	December 31, 2025	December 31, 2024
Non-interest bearing
Cash and demand deposits with banks	105,440	93,145

Interest bearing
Demand deposits with banks	171,201	165,741
Cash equivalents	1,432,295	1,739,226
Sub-total - Interest bearing	1,603,496	1,904,967

Total cash and cash equivalents	1,708,936	1,998,112

Note 4: Short-term investments

	December 31, 2025	December 31, 2024
Unrestricted
Maturing within three months	321,566	415,072
Maturing between three to six months	223,239	74,524
Maturing between six to twelve months	143,991	—
Total unrestricted short-term investments	688,796	489,596

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand and term deposits	67,747	90,430
Total restricted short-term investments	67,747	90,430

Total short-term investments	756,543	580,026

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets AFS investments are carried at fair value and HTM investments are carried at amortized cost.

	December 31, 2025				December 31, 2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
US government and federal agencies	2,770,749	12,549	(100,827)	2,682,471	2,324,841	1,451	(162,673)	2,163,619
Non-US governments debt securities	—	—	—	—	93,803	—	(335)	93,468
Asset-backed securities - Student loans	—	—	—	—	40	—	—	40
Residential mortgage-backed securities	14,859	—	(1,077)	13,782	17,068	—	(1,709)	15,359
Total available-for-sale	2,785,608	12,549	(101,904)	2,696,253	2,435,752	1,451	(164,717)	2,272,486

Held-to-maturity[1]
US government and federal agencies	2,992,052	857	(426,439)	2,566,470	3,240,290	—	(569,250)	2,671,040
Total held-to-maturity	2,992,052	857	(426,439)	2,566,470	3,240,290	—	(569,250)	2,671,040
1 For the years ended December 31, 2025, 2024 and 2023, impairments recognized in other comprehensive income for HTM investments were nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS debt securities that were in an unrealized loss position as of December 31, 2025, comprising 156 securities representing 52.1% of the AFS portfolios' carrying value (December 31, 2024: 184 and 87.7%), represent credit losses. Total gross unrealized AFS losses were 7.3% of the fair value of the affected securities (December 31, 2024: 8.3%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the Current Expected Credit Loss ("CECL") model. HTM debt securities that were in an unrealized loss position as of December 31, 2025, were comprised of 218 securities representing 98.8% of the HTM portfolios’ carrying value (December 31, 2024: 220 and 100%). Total gross unrealized HTM losses were 16.9% of the fair value of affected securities (December 31, 2024: 21.3%).

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

Management believes that all the Non-US governments debt securities, which have now matured, did not have any credit losses, given the explicit guarantee provided by the issuing government.

Investments in Asset-backed securities - Student loans were composed of securities collateralized by Federal Family Education Loan Program ("FFELP") loans. FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over collateralization, subordination and excess spread, which collectively total in excess of 100%.

Investments in Residential mortgage-backed securities relate to 13 US prime securities (December 31, 2024: 13) which are rated AAA and may possess structural features of securitization, such as subordination, excess spread, over collateralization or other forms of credit enhancement. No credit losses were recognized on these securities as the weighted average credit support and the weighted average loan-to-value ratios range from 16% - 50% and 42% - 51%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.

In the following tables, debt securities with unrealized losses that are not deemed to be credit impaired and for which an allowance for credit losses has not been recorded are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis.

	Less than 12 months		12 months or more
December 31, 2025	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	94,588	(120)	1,296,411	(100,707)	1,390,999	(100,827)
Residential mortgage-backed securities	—	—	13,782	(1,077)	13,782	(1,077)
Total available-for-sale securities with unrealized losses	94,588	(120)	1,310,193	(101,784)	1,404,781	(101,904)

Held-to-maturity securities with unrealized losses
US government and federal agencies	—	—	2,530,638	(426,439)	2,530,638	(426,439)

	Less than 12 months		12 months or more
December 31, 2024	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	696,835	(7,922)	1,187,094	(154,751)	1,883,929	(162,673)
Non-US governments debt securities	—	—	93,468	(335)	93,468	(335)
Asset-backed securities - Student loans	—	—	40	—	40	—
Residential mortgage-backed securities	—	—	15,359	(1,709)	15,359	(1,709)
Total available-for-sale securities with unrealized losses	696,835	(7,922)	1,295,961	(156,795)	1,992,796	(164,717)

Held-to-maturity securities with unrealized losses
US government and federal agencies	36,713	(476)	2,634,326	(568,774)	2,671,039	(569,250)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
December 31, 2025	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	548,825	793,259	—	—	1,340,387	2,682,471
Residential mortgage-backed securities	—	—	—	—	13,782	13,782
Total available-for-sale	548,825	793,259	—	—	1,354,169	2,696,253

Held-to-maturity
US government and federal agencies	—	—	—	—	2,992,052	2,992,052

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

	December 31, 2025		December 31, 2024
Pledged Investments - secured customer deposit product	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	19,184	18,331	22,888	21,062
Held-to-maturity	96,811	87,154	95,588	84,003

As at December 31, 2025, the Bank pledged nil (December 31, 2024: $93.5 million) in non-US governments debt investment securities to secure the Bank's repurchase agreements. Where the secured party has the right to sell or repledge the collateral, the Bank disclosed such pledged financial assets separately in the accompanying consolidated balance sheets.

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal and business loans are generally repayable over terms not exceeding five years. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The credit card portfolio is managed as a single portfolio and includes consumer and business cards. The effective yield on total loans as at December 31, 2025 is 5.81% (December 31, 2024: 6.29%). The interest receivable on total loans as at December 31, 2025 is $11.1 million (December 31, 2024: $8.0 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

Loans' Credit Quality
The four credit quality classifications set out in the following tables are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular internal credit rating grades. Loans' internal credit ratings are assigned by the Bank's customer relationship managers as well as members of the Bank's jurisdictional and Group Credit Committees. The borrowers' financial condition is documented at loan origination and maintained periodically thereafter at a frequency which can be up to monthly for certain loans. The loans' performing status, as well as current economic trends, are continuously monitored. The Bank's jurisdictional and Group Credit Committees meet on a monthly basis. The Group Credit Committee is also responsible for approving the allowance for expected credit losses and other impairment charges.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The amortized cost of loans by credit quality classification and allowance for expected credit losses by class of loans is as follows:

December 31, 2025	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	276,815	—	—	—	276,815	(257)	276,558
Commercial and industrial	176,753	—	667	17,130	194,550	(12,030)	182,520
Commercial overdrafts	62,819	610	105	195	63,729	(70)	63,659
Total commercial loans	516,387	610	772	17,325	535,094	(12,357)	522,737

Commercial real estate loans
Commercial mortgage	481,978	184	2,062	3,434	487,658	(1,098)	486,560
Construction	77,573	—	—	—	77,573	—	77,573
Total commercial real estate loans	559,551	184	2,062	3,434	565,231	(1,098)	564,133

Consumer loans
Automobile financing	18,993	—	3	174	19,170	(27)	19,143
Credit card	98,398	—	680	—	99,078	(2,184)	96,894
Overdrafts	35,022	—	32	5	35,059	(350)	34,709
Other consumer[1]	40,605	—	812	829	42,246	(854)	41,392
Total consumer loans	193,018	—	1,527	1,008	195,553	(3,415)	192,138

Residential mortgage loans	2,916,341	3,769	122,239	69,560	3,111,909	(8,506)	3,103,403

Total	4,185,297	4,563	126,600	91,327	4,407,787	(25,376)	4,382,411
1 Other consumer loans’ amortized cost includes $6 million of cash and portfolio secured lending and $27 million of lending secured by buildings in construction or other collateral.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality classification is as follows:

December 31, 2025	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2025	514,608	—	—	—	514,608
2024	470,244	—	247	181	470,672
2023	283,923	—	1,039	54	285,016
2022	722,368	805	6,250	25	729,448
2021	350,808	—	—	257	351,065
Prior	1,643,350	3,148	118,246	90,610	1,855,354
Overdrafts and credit cards	199,996	610	818	200	201,624
Total amortized cost	4,185,297	4,563	126,600	91,327	4,407,787

December 31, 2024	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2024	497,053	—	267	—	497,320
2023	366,278	—	506	51	366,835
2022	759,398	888	750	4	761,040
2021	422,496	781	—	13	423,290
2020	270,060	451	32,733	7,503	310,747
Prior	1,690,525	22,704	106,754	69,047	1,889,030
Overdrafts and credit cards	248,859	1,896	244	39	251,038
Total amortized cost	4,254,669	26,720	141,254	76,657	4,499,300

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

December 31, 2025	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	276,815	276,815
Commercial and industrial	—	—	17,130	17,130	177,420	194,550
Commercial overdrafts	—	—	300	300	63,429	63,729
Total commercial loans	—	—	17,430	17,430	517,664	535,094

Commercial real estate loans
Commercial mortgage	328	174	3,434	3,936	483,722	487,658
Construction	—	—	—	—	77,573	77,573
Total commercial real estate loans	328	174	3,434	3,936	561,295	565,231

Consumer loans
Automobile financing	99	14	160	273	18,897	19,170
Credit card	596	515	466	1,577	97,501	99,078
Overdrafts	—	—	37	37	35,022	35,059
Other consumer	270	17	675	962	41,284	42,246
Total consumer loans	965	546	1,338	2,849	192,704	195,553

Residential mortgage loans	13,863	33,158	90,727	137,748	2,974,161	3,111,909

Total amortized cost	15,156	33,878	112,929	161,963	4,245,824	4,407,787

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2024	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	266,303	266,303
Commercial and industrial	217	—	17,227	17,444	212,618	230,062
Commercial overdrafts	—	—	1	1	117,454	117,455
Total commercial loans	217	—	17,228	17,445	596,375	613,820

Commercial real estate loans
Commercial mortgage	346	—	17,520	17,866	575,688	593,554
Construction	—	—	—	—	48,484	48,484
Total commercial real estate loans	346	—	17,520	17,866	624,172	642,038

Consumer loans
Automobile financing	83	35	153	271	17,909	18,180
Credit card	514	280	244	1,038	89,639	90,677
Overdrafts	—	—	38	38	37,110	37,148
Other consumer	739	31	733	1,503	45,242	46,745
Total consumer loans	1,336	346	1,168	2,850	189,900	192,750

Residential mortgage loans	17,520	5,797	106,965	130,282	2,920,410	3,050,692

Total amortized cost	19,419	6,143	142,881	168,443	4,330,857	4,499,300

Changes in Allowances For Credit Losses
The allowance for expected credit losses decreased slightly as at December 31, 2025 compared to December 31, 2024 due to net charge-offs during the year. As disclosed in Note 2: Significant accounting policies, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Year ended December 31, 2025
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	11,684	3,267	3,254	7,504	25,709
Provision increase (decrease)	1,228	(2,085)	133	901	177
Recoveries of previous charge-offs	—	—	1,671	165	1,836
Charge-offs, by origination year
2025	—	—	—	—	—
2024	—	—	(5)	—	(5)
2023	—	—	—	(30)	(30)
2022	—	—	(13)	—	(13)
2021	—	—	(26)	—	(26)
Prior	(551)	(84)	(20)	(90)	(745)
Overdrafts and credit cards	(18)	—	(1,589)	—	(1,607)
Other	14	—	10	56	80
Allowances for expected credit losses at end of year	12,357	1,098	3,415	8,506	25,376

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

Non-Performing Loans
During the year ended December 31, 2025, no interest was recognized on non-accrual loans. No credit deteriorated loans were purchased during the period.

	December 31, 2025				December 31, 2024
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	17,130	—	—	17,130	17,209	817	—	18,026
Commercial overdrafts	195	—	105	300	—	1	—	1
Total commercial loans	17,325	—	105	17,430	17,209	818	—	18,027

Commercial real estate loans
Commercial mortgage	2,891	543	—	3,434	17,410	110	—	17,520
Total commercial real estate loans	2,891	543	—	3,434	17,410	110	—	17,520

Consumer loans
Automobile financing	99	75	—	174	126	38	—	164
Credit card	—	—	466	466	—	—	244	244
Overdrafts	5	—	32	37	—	38	—	38
Other consumer	494	335	—	829	528	205	—	733
Total consumer loans	598	410	498	1,506	654	281	244	1,179

Residential mortgage loans	49,357	20,203	27,418	96,978	22,630	17,545	72,693	112,868
Total non-performing loans	70,171	21,156	28,021	119,348	57,903	18,754	72,937	149,594

Loan Modifications Made to Borrowers Experiencing Financial Difficulty
The following table summarizes the amortized cost basis of loan modifications as at December 31, 2025 and December 31, 2024 made to borrowers experiencing financial difficulty during the years ended December 31, 2025 and December 31, 2024.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Amortized cost basis					Weighted average financial effects
December 31, 2025	Term extension and interest rate reduction	Payments delay in # of months	Term extension	Interest rate reduction	In % of the class of loans	Months of payment delay	Months of term extension	Interest rate reduction
Residential mortgage loans	3,646	—	33,363	7,409	1.4%	0	7	3.5%

	Amortized cost basis					Weighted average financial effects
December 31, 2024	Term extension and interest rate reduction	Payments delay in # of months	Term extension	Interest rate reduction	In % of the class of loans	Months of payment delay	Months of term extension	Interest rate reduction
Commercial mortgage	—	—	—	636	0.1%	0	0	3.0%
Other consumer	—	—	56	782	1.8%	0	34	4.0%
Residential mortgage loans	3,823	750	7,490	5,230	0.6%	6	31	3.1%

Age analysis and subsequent default of modified loans.
As at December 31, 2025 and December 31, 2024 all loans for which a concession was granted during the preceding 12 months are current, except for the following:

Residential mortgage loans
- $0.4 million (2024: $0.5 million) of residential mortgages loans for which a reduction in interest rate was granted are 30 to 59 days past due;
- $25.2 million (2024; Nil) of residential mortgages loans for which a term extension was granted are 60 to 89 days past due; and
- $0.7 million (2024: Nil) of residential mortgage loans for which a reduction in interest rate was granted had a payment default and are 90 days or more past due.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2025				December 31, 2024
Geographic region	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Belgium	3,568	—	—	3,568	2,478	—	—	2,478
Bermuda	41,849	1,471,971	317,243	1,831,063	37,227	1,631,461	186,210	1,854,898
Canada	1,276,109	—	—	1,276,109	1,417,882	—	—	1,417,882
Cayman Islands	37,633	1,029,012	198,769	1,265,414	40,675	1,068,142	218,817	1,327,634
France	117,550	—	—	117,550	207,687	—	—	207,687
Germany	6,121	—	—	6,121	1,178	—	—	1,178
Guernsey	1	541,110	99,753	640,864	1	552,994	103,979	656,974
Ireland	26,027	—	—	26,027	8,672	—	—	8,672
Japan	102,407	—	—	102,407	121,862	—	—	121,862
Jersey	—	306,190	65,666	371,856	—	223,964	68,217	292,181
Mauritius	686	—	—	686	1,055	—	—	1,055
Norway	90,585	—	—	90,585	100,148	—	—	100,148
Switzerland	9,642	—	—	9,642	3,377	—	—	3,377
The Bahamas	186	2,895	—	3,081	184	3,791	—	3,975
United Kingdom	1,357,142	1,056,609	143,314	2,557,065	1,240,116	1,018,948	137,654	2,396,718
United States	490,782	—	—	490,782	599,264	—	—	599,264
Other	1,429	—	—	1,429	1,705	—	—	1,705
Total gross exposure	3,561,717	4,407,787	824,745	8,794,249	3,783,511	4,499,300	714,877	8,997,688

Note 8: Premises, equipment and computer software

	December 31, 2025			December 31, 2024
Category	Cost	Accumulated depreciation	Net carrying value	Cost	Accumulated depreciation	Net carrying value
Land	8,333	—	8,333	8,333	—	8,333
Buildings	215,735	(97,538)	118,197	204,473	(91,401)	113,072
Equipment	28,222	(20,250)	7,972	27,128	(19,304)	7,824
Computer hardware and software in use	75,394	(55,998)	19,396	100,630	(78,012)	22,618
Computer software in development	4,606	—	4,606	1,935	—	1,935
Total	332,290	(173,786)	158,504	342,499	(188,717)	153,782

	Year ended
Depreciation charged to operating expenses	December 31, 2025	December 31, 2024	December 31, 2023
Buildings (included in Property expense)	10,156	9,202	7,334
Equipment (included in Property expense)	2,406	2,384	2,389
Computer hardware and software (included in Technology and communication expense)	8,781	9,768	10,044
Total depreciation charged to operating expenses	21,343	21,354	19,767

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 9: Goodwill and other intangible assets

Goodwill

	Segment
	Cayman	Channel Islands and the UK	Other	Total
Balance at December 31, 2022	551	20,272	2,069	22,892
Foreign exchange translation adjustment	—	1,143	72	1,215
Balance at December 31, 2023	551	21,415	2,141	24,107
Foreign exchange translation adjustment	—	(396)	(94)	(490)
Balance at December 31, 2024	551	21,019	2,047	23,617
Foreign exchange translation adjustment	—	1,599	169	1,768
Balance at December 31, 2025	551	22,618	2,216	25,385

Customer Relationship Intangible Assets

	December 31, 2025			December 31, 2024
Segment	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
Bermuda	29,785	(22,156)	7,629	29,785	(20,727)	9,058
Cayman	16,517	(11,068)	5,449	16,517	(9,967)	6,550
Channel Islands and the UK	97,860	(69,113)	28,747	97,860	(67,760)	30,100
Other	24,923	(5,336)	19,587	24,923	(4,639)	20,284
Total	169,085	(107,673)	61,412	169,085	(103,093)	65,992
Customer relationships are initially valued based on the present value of net cash flows expected to be derived solely from the recurring customer base existing as at the date of acquisition. Customer relationship intangible assets may or may not arise from contracts.

During the years ended December 31, 2025 and December 31, 2024, no new customer intangible assets were acquired. During the years ended December 31, 2025 and December 31, 2024, no amounts were written off. The amortization expense amounted to $8.0 million (December 31, 2024: $8.0 million, December 31, 2023: $5.7 million) and the foreign exchange translation adjustment increased the net carrying amount by $3.4 million (December 31, 2024: decreased by $1.3 million, December 31, 2023: increased by $1.7 million). The estimated total amortization expense for each year ending December 31, 2026 to 2030 are respectively: $8.7 million, $8.7 million, $8.7 million, $8.1 million and $7.1 million.

Note 10: Deposits

	December 31, 2025	December 31, 2024
Non-interest bearing demand deposits	2,701,145	2,687,877
Interest bearing demand deposits	6,055,342	5,579,775
Term deposits	3,941,581	4,478,257
Total deposits	12,698,068	12,745,909

December 31, 2025
Term deposits, by year of maturity
2026	3,888,562
2027	25,728
2028	11,725
2029	9,771
2030	5,795
Thereafter	—
Total term deposits	3,941,581
The weighted-average interest rate on interest-bearing demand deposits as at December 31, 2025 is 0.74% (December 31, 2024: 0.87%).
Uninsured term deposits totaled $3.9 billion as at December 31, 2025.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

By Type and Segment	December 31, 2025			December 31, 2024
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	3,529,577	951,658	4,481,235	3,535,770	1,245,294	4,781,064
Cayman	2,980,600	1,085,168	4,065,768	2,793,194	1,177,909	3,971,103
Channel Islands and the UK	2,246,310	1,904,755	4,151,065	1,938,688	2,055,054	3,993,742
Total deposits	8,756,487	3,941,581	12,698,068	8,267,652	4,478,257	12,745,909

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

The following table presents the financial position of the Bank’s defined benefit pension plans and the Bank’s post-retirement medical benefit plan, which is unfunded. The Bank measures the benefit obligations and plan assets annually on each December 31 and therefore, the most recent measurement date is December 31, 2025.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2025		December 31, 2024		December 31, 2023
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Accumulated benefit obligation at end of year	100,397	84,455	99,013	83,578	110,004	88,682

Change in projected benefit obligation
Projected benefit obligation at beginning of year	99,013	83,578	110,004	88,682	106,748	91,983
Service cost	—	43	—	54	—	76
Interest cost	5,235	4,369	5,134	4,385	5,367	4,786
Benefits paid	(7,901)	(2,664)	(7,961)	(3,324)	(7,829)	(3,244)
Actuarial (gain) loss	1,122	(871)	(7,453)	(6,219)	3,368	(4,919)
Foreign exchange translation adjustment	2,928	—	(711)	—	2,350	—
Projected benefit obligation at end of year	100,397	84,455	99,013	83,578	110,004	88,682

Change in plan assets
Fair value of plan assets at beginning of year	126,419	—	136,653	—	137,294	—
Actual return on plan assets	8,950	—	(1,501)	—	3,725	—
Employer contribution	10,174	2,664	153	3,324	386	3,244
Benefits paid	(7,901)	(2,664)	(7,961)	(3,324)	(7,829)	(3,244)
Foreign exchange translation adjustment	3,781	—	(925)	—	3,077	—
Fair value of plan assets at end of year	141,423	—	126,419	—	136,653	—

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost included in accrued interest and other assets	41,037	—	27,417	—	26,661	—
Accrued pension benefit cost included in employee benefit plans liability	(11)	(84,455)	(11)	(83,578)	(12)	(88,682)
Surplus (deficit) of plan assets over projected benefit obligation at measurement date	41,026	(84,455)	27,406	(83,578)	26,649	(88,682)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

		Year ended
		December 31, 2025		December 31, 2024		December 31, 2023
		Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Amounts recognized in accumulated other comprehensive income (loss) consist of:
Net actuarial gain (loss), excluding deferred taxes		(45,707)	22,291	(48,969)	22,022	(51,165)	18,114
Net prior service credit (cost)		(253)	(5,246)	(313)	(5,770)	(398)	(6,294)
Deferred income taxes assets (liabilities)		(1,157)	—	—	—	—	—
Net amount recognized in accumulated other comprehensive income (loss)		(47,117)	17,045	(49,282)	16,252	(51,563)	11,820

Annual benefit expense
Expense component	Line item in the consolidated statements of operations
Service cost	Salaries and other employee benefits	—	43	—	54	—	76
Interest cost	Non-service employee benefits expense	5,235	4,369	5,134	4,385	5,367	4,786
Expected return on plan assets	Non-service employee benefits expense	(6,399)	—	(6,240)	—	(6,117)	—
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,341	(602)	2,358	524	2,284	524
Amortization of prior service (credit) loss	Non-service employee benefits expense	82	524	79	(2,311)	79	(1,333)
Defined benefit (income) expense		1,259	4,334	1,331	2,652	1,613	4,053
Defined contribution expense		8,380	—	8,363	—	8,525	—
Total benefit (income) expense		9,639	4,334	9,694	2,652	10,138	4,053
The components of benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of operations.

Other changes recognized in other comprehensive income (loss)
Net gain (loss) arising during the year		1,439	871	(288)	6,219	(5,762)	4,919
Amortization of net actuarial (gains) losses		2,341	(602)	2,358	524	2,284	524
Amortization of prior service (credit) cost		82	524	79	(2,311)	79	(1,333)
Change in deferred taxes		(1,135)	—	—	—	—	—
Foreign exchange adjustment		(562)	—	132	—	(259)	—
Total changes recognized in other comprehensive income (loss)		2,165	793	2,281	4,432	(3,658)	4,110
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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Actuarial Assumptions

	Year ended
	December 31, 2025		December 31, 2024		December 31, 2023
	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan	Pension plans	Post- retirement medical benefit plan
Actuarial assumptions used to determine annual benefit expense
Weighted average discount rate	5.56%	5.67%	4.85%	5.16%	5.20%	5.37%
Weighted average rate of compensation increases[1]	3.20%	N/A	3.20%	N/A	3.00%	N/A
Weighted average expected long-term rate of return on plan assets	4.97%	N/A	5.80%	N/A	6.30%	N/A
Weighted average annual medical cost increase rate	N/A	6.6% to 4.5% in 2040	N/A	6.8% to 4.5% in 2040	N/A	6.9% to 4.5% in 2040

Actuarial assumptions used to determine benefit obligations at end of year
Weighted average discount rate	5.35%	5.48%	5.55%	5.67%	4.85%	5.16%
Weighted average rate of compensation increases[1]	3.20%	N/A	3.20%	N/A	3.00%	N/A
Weighted average annual medical cost increase rate	N/A	6.5% to 4.5% in 2040	N/A	6.6% to 4.5% in 2040	N/A	6.8% to 4.5% in 2040
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

	December 31, 2025		December 31, 2024
Weighted average actual and target asset allocations of the pension plans by asset category	Actual allocation	Target allocation	Actual allocation	Target allocation
Debt securities (including debt mutual funds)	72%	73%	70%	74%
Equity securities (including equity mutual funds)	19%	9%	20%	9%
Other	9%	18%	10%	17%
Total	100%	100%	100%	100%

Fair Value Measurements of Pension Plans' Assets
The following table presents the fair value of the plans' assets by category and level of inputs used in their respective fair value determination as described in "Note 2: Significant accounting policies", except the level 3 security, for which the valuation determination is described following the below table:

	December 31, 2025				December 31, 2024
	Fair value determination				Fair value determination
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value
US government and federal agencies	—	31,191	—	31,191	—	30,748	—	30,748
Non-US governments debt securities	—	41,404	—	41,404	—	39,127	—	39,127
Corporate debt securities	—	28,475	—	28,475	—	19,137	—	19,137
Equity securities and mutual funds	1,491	25,822	—	27,313	1,066	24,790	—	25,856
Other	774	1,334	10,932	13,040	497	833	10,221	11,551
Total fair value of plans' assets	2,265	128,226	10,932	141,423	1,563	114,635	10,221	126,419
The Level 3 assets consist of insured annuity policies covering the full pension benefits of certain plan members. The fair value of these policies is deemed equal to the actuarial value of the projected benefit obligation for the insured benefits. At December 31, 2025, 19.0% (December 31, 2024: 19.5%) of the assets of the pension plans were mutual funds and equity securities managed or administered by wholly-owned subsidiaries of the Bank. At December 31, 2025, 1.1% (December 31, 2024: 0.8%) of the plans' assets were invested in common shares of the Bank.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Estimated 2026 Bank contribution to and estimated benefit payments for the next ten years under the pension and post-retirement medical benefit plans are as follows:

	Pension plans	Post- retirement medical benefit plan
Estimated Bank contributions for the full year ending December 31, 2026	—	5,544
Estimated benefit payments by year:
2026	7,444	5,544
2027	7,836	5,744
2028	7,486	5,905
2029	7,610	6,054
2030	7,486	6,175
2031-2035	36,784	31,976

Note 12: Credit related arrangements, repurchase agreements and commitments

Commitments
As at December 31, 2025, the Bank was committed to expenditures under contract for information technology services sourcing of $50.1 million (December 31, 2024: $20.3 million). The Bank funded its expenditures with its own resources and plans to fund those currently in progress with its own resources, which may be obtained through cash on hand, cash flows from operations and issuances of debt and equity securities.

The following table summarizes the Bank's commitments for sourcing and other agreements:

Year ending December 31	Sourcing	Other	Total
2026	11,902	25,657	37,559
2027	11,779	18,270	30,049
2028	11,737	10,685	22,422
2029	11,737	1,847	13,584
2030	2,934	—	2,934
2031 & thereafter	—	—	—
Total commitments	50,089	56,459	106,548

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

The Bank has a facility with one of its custodians, whereby the Bank may offer up to $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At December 31, 2025, $125.0 million (December 31, 2024: $138.4 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	December 31, 2025	December 31, 2024
Commitments to extend credit	577,370	475,289
Documentary and commercial letters of credit	859	1,576
Total unfunded commitments to extend credit	578,229	476,865
Allowance for credit losses	(131)	(90)

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2025			December 31, 2024
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	245,398	223,245	22,153	236,220	207,267	28,953
Letters of guarantee	1,118	1,081	37	1,792	1,756	36
Total	246,516	224,326	22,190	238,012	209,023	28,989

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

As at December 31, 2025, the Bank had 13 open positions (December 31, 2024: 15) in resell agreements with a remaining maturity of less than 365 days involving pools of mortgages issued by US federal agencies and non-US government debt securities. The carrying value of these resell agreements is $1.1 billion (December 31, 2024: $1.2 billion) and are included in securities purchased under agreements to resell on the consolidated balance sheets. As at December 31, 2025, there were no positions (December 31, 2024: no positions) which were offset on the consolidated balance sheets to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

As at December 31, 2025, the Bank had no open positions in a repurchase agreement. As at December 31, 2024, the Bank had one open position in a repurchase agreement with a remaining maturity of less than 30 days involving one non-US government debt security, with the carrying value of the repurchase agreement being $92.6 million.

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

Note 13: Leases

The Bank enters into operating lease agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2039. Certain lease payments will be adjusted during the related lease's term based on movements in the relevant consumer price index.

	Year ended
	December 31, 2025	December 31, 2024
Lease costs
Operating lease costs	6,737	7,685
Short-term lease costs	1,410	1,645
Sublease income	—	(580)
Total net lease cost	8,147	8,750
Operating lease income	1,481	1,362

Other information for the period
Right-of-use assets related to new operating lease liabilities	5,101	2,068
Operating cash flows from operating leases	5,556	6,903

	Year ended
Other information at end of period	December 31, 2025	December 31, 2024
Operating leases right-of-use assets (included in other assets on the balance sheets)	38,079	35,347
Operating lease liabilities (included in other liabilities on the balance sheets)	38,725	35,604
Weighted average remaining lease term for operating leases (in years)	11.53	11.87
Weighted average discount rate for operating leases	5.90%	5.93%

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2025:
Year ending December 31	Operating Leases
2026	5,248
2027	5,408
2028	5,332
2029	4,691
2030	4,195
2031 & thereafter	17,106
Total commitments	41,980
Less: effect of discounting cash flows to their present value	(3,255)
Operating lease liabilities	38,725

Note 14: Loan interest income

	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Contractual interest earned	273,070	298,975	312,256

Amortization
Amortization of fair value hedge	(167)	(202)	(232)
Amortization of loan origination fees (net of amortized costs)	4,185	4,953	5,015
Amortization of fair value adjustment on purchased loans	275	386	322
Total loan interest income	277,363	304,112	317,361

Balance of unamortized fair value hedge included in loans as at year end	235	402	604
Balance of unamortized loan fees included in loans as at year end	8,312	9,373	10,822

Note 15: Segmented information

The Bank is managed by the Chairman & CEO, its Chief Operating Decision Maker ("CODM"), on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with GAAP. The Bermuda, Cayman, and Channel Islands and UK segments have a managing director who reports to the Chairman & CEO. Within the Other segment, each operating segment has a managing director that reports to the Group Head of Trust or Chief Operating Officer who ultimately reports to the Chairman & CEO. The Chairman & CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.

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

The Channel Islands and the UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to individuals, private clients, trusts, financial institutions and funds including deposit services, mortgage lending, credit cards, private and corporate banking, treasury services, internet banking, wealth management and fiduciary services. The UK jurisdiction provides mortgage services for high-value residential properties.

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

Total Assets by Segment	December 31, 2025	December 31, 2024
Bermuda	5,111,127	5,438,279
Cayman	4,425,113	4,337,829
Channel Islands and the UK	4,599,096	4,526,623
Other	70,731	62,682
Total assets before inter-segment eliminations	14,206,067	14,365,413
Less: inter-segment eliminations	(111,173)	(134,017)
Total	14,094,894	14,231,396

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

2025	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Year ended December 31
Interest income
Interest income	215,493	155,681	185,795	141	557,110	—	557,110
Interest income - Inter-segment	279	3,251	35	—	3,565	(3,565)	—
Interest income Total	215,772	158,932	185,830	141	560,675	(3,565)	557,110

Interest expense
Interest expense	42,010	38,331	112,687	—	193,028	—	193,028
Interest expense - Inter-segment	3,273	—	292	—	3,565	(3,565)	—
Interest expense Total	45,283	38,331	112,979	—	196,593	(3,565)	193,028

Net interest income
Net interest income	173,483	117,350	73,108	141	364,082	—	364,082
Net interest income - Inter-segment	(2,994)	3,251	(257)	—	—	—	—
Net interest income Total	170,489	120,601	72,851	141	364,082	—	364,082

Non-interest income	100,435	77,014	44,505	46,447	268,401	(25,494)	242,907

Allowance for credit losses	2,725	(174)	(2,768)	—	(217)	—	(217)

Net revenue before gains and losses	273,649	197,441	114,588	46,588	632,266	(25,494)	606,772

Gains and losses	25	(16)	11	—	20	—	20

Total net revenue	273,674	197,425	114,599	46,588	632,286	(25,494)	606,792

Expenses
Salaries and other employee benefits	78,088	28,647	46,163	29,737	182,635	—	182,635
Technology and communications	31,823	13,544	9,324	1,530	56,221	—	56,221
Non-income taxes	17,716	1,675	2,495	1,403	23,289	—	23,289
Professional and outside services	13,964	2,386	4,232	1,322	21,904	—	21,904
Property	9,380	2,880	6,741	2,571	21,572	—	21,572
Amortization of intangible assets	1,430	1,101	3,571	1,900	8,002	—	8,002
Depreciation	13,624	4,505	2,729	485	21,343	—	21,343
Income tax benefit (expense)	—	—	4,895	1,129	6,024	—	6,024
Other expenses	42,485	13,760	(560)	3,669	59,354	(25,494)	33,860
Expenses Total	208,510	68,498	79,590	43,746	400,344	(25,494)	374,850

Net income	65,164	128,927	35,009	2,842	231,942	—	231,942

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

2024	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Year ended December 31
Interest income
Interest income	222,674	159,109	203,696	238	585,717	—	585,717
Interest income - Inter-segment	7,140	5,275	1,048	—	13,463	(13,463)	—
Interest income Total	229,814	164,384	204,744	238	599,180	(13,463)	585,717

Interest expense
Interest expense	53,559	46,948	134,007	—	234,514	—	234,514
Interest expense - Inter-segment	6,290	29	7,144	—	13,463	(13,463)	—
Interest expense Total	59,849	46,977	141,151	—	247,977	(13,463)	234,514

Net interest income
Net interest income	169,115	112,161	69,689	238	351,203	—	351,203
Net interest income - Inter-segment	850	5,246	(6,096)	—	—	—	—
Net interest income Total	169,965	117,407	63,593	238	351,203	—	351,203

Non-interest income	93,733	71,949	44,366	42,361	252,409	(22,394)	230,015

Allowance for credit losses	(1,834)	135	37	—	(1,662)	—	(1,662)

Net revenue before gains and losses	261,864	189,491	107,996	42,599	601,950	(22,394)	579,556

Gains and losses	88	—	289	—	377	—	377

Total net revenue	261,952	189,491	108,285	42,599	602,327	(22,394)	579,933

Expenses
Salaries and other employee benefits	74,985	27,207	45,617	26,215	174,024	—	174,024
Technology and communications	30,866	14,196	9,823	1,404	56,289	—	56,289
Non-income taxes	17,231	1,965	2,225	1,251	22,672	—	22,672
Professional and outside services	14,033	2,135	5,581	945	22,694	—	22,694
Property	9,015	2,925	8,085	2,469	22,494	—	22,494
Amortization of intangible assets	1,429	1,101	3,456	2,020	8,006	—	8,006
Depreciation	13,174	4,517	3,078	585	21,354	—	21,354
Income tax benefit (expense)	—	—	3,337	1,194	4,531	—	4,531
Other expenses	37,885	13,002	(54)	3,114	53,947	(22,394)	31,553
Expenses Total	198,618	67,048	81,148	39,197	386,011	(22,394)	363,617

Net income	63,334	122,443	27,137	3,402	216,316	—	216,316

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

2023	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Year ended December 31
Interest income
Interest income	220,946	159,043	165,558	83	545,630	—	545,630
Interest income - Inter-segment	1,925	6,908	1,358	—	10,191	(10,191)	—
Interest income Total	222,871	165,951	166,916	83	555,821	(10,191)	545,630

Interest expense
Interest expense	36,511	31,214	110,945	—	178,670	—	178,670
Interest expense - Inter-segment	5,699	1,050	3,442	—	10,191	(10,191)	—
Interest expense Total	42,210	32,264	114,387	—	188,861	(10,191)	178,670

Net interest income
Net interest income	184,435	127,829	54,613	83	366,960	—	366,960
Net interest income - Inter-segment	(3,774)	5,858	(2,084)	—	—	—	—
Net interest income Total	180,661	133,687	52,529	83	366,960	—	366,960

Non-interest income	89,948	66,891	39,074	35,801	231,714	(19,378)	212,336

Allowance for credit losses	(4,755)	61	242	—	(4,452)	—	(4,452)

Net revenue before gains and losses	265,854	200,639	91,845	35,884	594,222	(19,378)	574,844

Gains and losses	4,011	(4)	(253)	(1)	3,753	—	3,753

Total net revenue	269,865	200,635	91,592	35,883	597,975	(19,378)	578,597

Expenses
Salaries and other employee benefits	78,573	30,067	46,272	23,027	177,939	—	177,939
Technology and communications	29,232	12,556	8,670	1,476	51,934	—	51,934
Non-income taxes	16,769	1,817	1,821	1,050	21,457	—	21,457
Professional and outside services	14,006	1,815	4,301	934	21,056	—	21,056
Property	9,116	2,882	7,239	2,414	21,651	—	21,651
Amortization of intangible assets	1,430	1,101	2,821	376	5,728	—	5,728
Depreciation	11,390	3,677	4,018	682	19,767	—	19,767
Income tax benefit (expense)	—	—	1,278	(511)	767	—	767
Other expenses	38,343	10,596	1,511	1,734	52,184	(19,378)	32,806
Expenses Total	198,859	64,511	77,931	31,182	372,483	(19,378)	353,105

Net income	71,006	136,124	13,661	4,701	225,492	—	225,492

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

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Associations ("ISDAs") agreements. Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used, as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked-to-market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

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

Net investment hedges include designated currency swaps and qualifying non-derivative instruments and are used to minimize the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognized in Accumulated other comprehensive income (loss) ("AOCIL") consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.

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

For foreign-currency-denominated financial instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCIL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See "Note 22: Accumulated other comprehensive income (loss)" for details on the amount recognized into AOCIL during the current period from translation gain or loss.

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

December 31, 2025	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	3	124,435	—	(923)	(923)
Fair value hedges	Currency swaps	2	127,685	339	(157)	182
Derivatives not formally designated as hedging instruments	Currency swaps	59	1,434,912	4,891	(8,551)	(3,660)
Subtotal risk management derivatives			1,687,032	5,230	(9,631)	(4,401)

Client services derivatives	Spot and forward foreign exchange	70	189,594	984	(786)	198
Total derivative instruments			1,876,626	6,214	(10,417)	(4,203)

December 31, 2024	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	1	23,235	986	—	986
Fair value hedges	Currency swaps	3	139,512	—	(4,496)	(4,496)
Derivatives not formally designated as hedging instruments	Currency swaps	54	2,008,630	44,038	(7,181)	36,857
Subtotal risk management derivatives			2,171,377	45,024	(11,677)	33,347

Client services derivatives	Spot and forward foreign exchange	145	217,490	1,681	(1,589)	92
Total derivative instruments			2,388,867	46,705	(13,266)	33,439
The nominal amount of derivatives designated as fair value hedging instruments equals the amortized cost of the AFS securities that are designated as being hedged for changes in foreign exchange rates.

In addition to the above, as at December 31, 2025 foreign currency denominated deposits of £211.2 million (December 31, 2024: £277.1 million), SGD0.1 million (December 31, 2024: SGD1.5 million) and CHF 0.4 million (December 31, 2024: CHF 0.4 million) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

The Bank manages derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2025				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	6,214	(5,150)	1,064	—	(326)	738

Derivative liabilities
Spot and forward foreign exchange and currency swaps	10,417	(5,150)	5,267	—	(3,356)	1,911
Net negative fair value			(4,203)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2024				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	46,705	(11,227)	35,478	—	(250)	35,228

Derivative liabilities
Spot and forward foreign exchange and currency swaps	13,266	(11,227)	2,039	—	(682)	1,357
Net positive fair value			33,439
The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Year ended
Derivative instrument	Consolidated statements of operations line item	December 31, 2025	December 31, 2024	December 31, 2023
Spot and forward foreign exchange	Foreign exchange revenue	105	(24)	(47)
Currency swaps, not designated as hedge	Foreign exchange revenue	(40,517)	53,714	(14,639)
Currency swaps - fair value hedges	Foreign exchange revenue	4,679	(9,857)	2,837
Total net gains (losses) recognized in net income		(35,733)	43,833	(11,849)

Derivative instrument	Consolidated statements of comprehensive income line item	December 31, 2025	December 31, 2024	December 31, 2023
Currency swaps - net investment hedge	Unrealized net gains (losses) on translation of net investment in foreign operations	(1,909)	1,235	(35)
Total net gains (losses) recognized in comprehensive income		(1,909)	1,235	(35)

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

There were no Level 3 investments as at December 31, 2025 and December 31, 2024.

During the year ended December 31, 2025 and December 31, 2024, there were no transfers between Level 1 and Level 2 or Level 2 and Level 3.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2025			December 31, 2024
	Fair value		Total carrying amount / fair value	Fair value		Total carrying amount / fair value
	Level 1	Level 2		Level 1	Level 2

Items that are recognized at fair value on a recurring basis:
Financial assets
Available-for-sale investments
US government and federal agencies	1,342,083	1,340,388	2,682,471	991,357	1,172,262	2,163,619
Non-US governments debt securities	—	—	—	93,468	—	93,468
Asset-backed securities - Student loans	—	—	—	—	40	40
Residential mortgage-backed securities	—	13,782	13,782	—	15,359	15,359
Total available-for-sale	1,342,083	1,354,170	2,696,253	1,084,825	1,187,661	2,272,486

Other assets - Derivatives	—	1,064	1,064	—	35,478	35,478

Financial liabilities
Other liabilities - Derivatives	—	5,267	5,267	—	2,039	2,039

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		December 31, 2025			December 31, 2024
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash and cash equivalents	Level 1	1,708,936	1,708,936	—	1,998,112	1,998,112	—
Securities purchased under agreements to resell	Level 2	1,096,238	1,096,238	—	1,205,373	1,205,373	—
Short-term investments	Level 1	756,543	756,543	—	580,026	580,026	—
Investments held-to-maturity	Level 2	2,992,052	2,566,470	(425,582)	3,240,290	2,671,040	(569,250)
Loans, net of allowance for credit losses	Level 2	4,382,411	4,367,439	(14,972)	4,473,591	4,433,872	(39,719)

Financial liabilities
Term deposits	Level 2	3,941,581	3,944,728	(3,147)	4,478,257	4,482,978	(4,721)
Securities sold under agreements to repurchase	Level 2	—	—	—	92,562	92,562	—
Long-term debt	Level 2	—	—	—	98,725	98,361	364

Note 18: Long-term debt

On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 15, 2030.  The issuance was by way of a registered offering with US institutional investors. The notes were listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among others, to repay the entire amount of the US $45 million outstanding subordinated notes Series 2005-B which matured on July 2, 2020. The notes issued paid a fixed coupon of 5.25% until June 15, 2025 when they became redeemable in whole at the option of the Bank. The notes were priced at a spread of 4.43% over the 10-year US Treasury yield. The Bank incurred $2.3 million of costs directly related to the issuance of these capital notes which were capitalized directly against the carrying value of these notes on the balance sheet and amortized over the life of the notes. These notes were redeemed at face value in June 2025 at which time, unamortized issuance costs were fully recognized in the Consolidated Statements of Operations as part of the expense.

No interest was capitalized during the years ended December 31, 2025, 2024 and 2023.

Note 19: Earnings per share

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

During the year ended December 31, 2025, there were no options to purchase common shares outstanding (December 31, 2024: nil, December 31, 2023: nil). During the year ended December 31, 2025, the average number of outstanding awards of unvested common shares was 1.8 million (December 31, 2024: 1.7 million, December 31, 2023: 1.5 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For the purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Net income	231,942	216,316	225,492

Basic Earnings Per Share
Weighted average number of common shares issued	41,888	45,701	49,423
Weighted average number of common shares held as treasury stock	(572)	(619)	(619)
Weighted average number of common shares (in thousands)	41,316	45,082	48,804

Basic Earnings Per Share	5.61	4.80	4.62

Diluted Earnings Per Share
Weighted average number of common shares	41,316	45,082	48,804
Net dilution impact related to awards of unvested common shares	1,100	817	473
Weighted average number of diluted common shares (in thousands)	42,416	45,899	49,277

Diluted Earnings Per Share	5.47	4.71	4.58

Note 20: Share-based payments

The common shares transferred to employees under all share-based payments are either taken from the Bank's common treasury shares or from newly issued shares. All share-based payments are settled by the ultimate parent company which, pursuant to Bermuda law, is not taxed on income. There are no income tax benefits in relation to the issue of such shares as a form of compensation.

In May 2020, the Board of Directors approved the 2020 Omnibus Plan (the "2020 Plan"). Under the 2020 Plan, 3.0 million shares are initially available for grant to employees in the form of stock options or unvested share awards. In February 2025, the Board of Directors approved the Amended and Restated 2020 Omnibus Share Incentive Plan with 5.0 million additional shares available for grant to employees in the form of stock options or unvested share awards. Both types of awards are detailed below.

Stock Option Awards

2020 Plan
Under the 2020 Plan, options can be awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price no less than the price of the most recently traded common share when granted and have a maximum term of 10 years.

There were no stock options outstanding as at December 31, 2025 and December 31, 2024.

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

The grant date weighted average fair value (which equals the actual trading price prevailing on grant date) of unvested share awards granted in the years ended December 31, 2025, 2024 and 2023 was $37.50, $30.11 and $32.89, respectively. The Bank expects to settle these awards by issuing new shares.

Employee Deferred Incentive Program
Under the Bank’s EDIP, shares are awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Employee Long-Term Incentive Share Program
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

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Year ended
	December 31, 2025		December 31, 2024		December 31, 2023
	EDIP	ELTIP	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of year	628	1,151	665	915	621	705
Granted	135	361	105	573	199	395
Vested (fair value in 2025: $22.4 million, 2024: $14.2 million; 2023: $11.2 million)	(263)	(274)	(139)	(333)	(155)	(185)
Forfeitures and cancellations	—	(2)	(3)	(4)	—	—
Outstanding at end of year	500	1,236	628	1,151	665	915

Employee Share Purchase Plan
The Bank's ESPP was approved in July 2021 and registered in November 2021. The first offering period started in May 2022. Under the Bank's ESPP, eligible employees may elect to contribute up to 15% of their regular compensation toward the purchase of the Bank's shares at a 10% discount from market price on the closing date of each offering period. The ESPP specifies two consecutive six month offering periods per year. In the case of termination of employment or voluntary partial or full withdrawal from the plan, the related current offering period ESPP contributions are refunded to the employee and thus cannot be used to purchase shares under the ESPP. During the year ended December 31, 2025, 13,022 shares (December 31, 2024: 16,762 shares) were issued under the ESPP.

Share-based Compensation Cost Recognized in the Financial Statements
	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
	EDIP and ELTIP	EDIP and ELTIP	EDIP and ELTIP
EDIP and ELTIP	21,350	19,971	19,676
ESPP (employee contributions and value of discount from market price)	564	595	679
Share-based Compensation Cost Recognized in Net Income	21,914	20,566	20,355
Deduct: Fair value of awards withheld for employees' payroll tax purposes	(211)	(118)	(123)
Share-based Compensation Cost Recognized in Additional Paid-in Capital	21,703	20,448	20,232

	Year ended
Unrecognized Share-based Compensation Cost	December 31, 2025		December 31, 2024
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	6,573	1.52	8,829	1.88

ELTIP
Time vesting shares	8	0.12	66	1.12
Performance vesting shares	15,053	1.65	15,877	1.79
Total unrecognized expense	21,634		24,772

Note 21: Share repurchase programs

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

On July 28, 2025, the Board approved a new common share repurchase program, authorizing the purchase of up to 1.5 million common shares through to December 31, 2025.

On December 8, 2025, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.0 million common shares through to December 31, 2026.

In the year ended December 31, 2025, the Bank repurchased and retired 3,526,575 shares.

	Year ended December 31
Common share repurchases	2025	2024	2023
Acquired number of shares (to the nearest 1)	3,526,575	4,490,940	3,133,717
Average cost per common share	41.59	34.58	28.27
Total cost (in US dollars)	146,685,678	155,305,756	88,590,240

Note 22: Accumulated other comprehensive income (loss)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2025				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of year	(26,191)	(73,919)	(162,275)	(49,282)	16,252	(33,030)	(295,415)
Other comprehensive income (loss), net of taxes	6,419	7,895	73,988	2,165	793	2,958	91,260
Balance at end of year	(19,772)	(66,024)	(88,287)	(47,117)	17,045	(30,072)	(204,155)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2024				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of year	(25,478)	(82,067)	(162,910)	(51,563)	11,820	(39,743)	(310,198)
Other comprehensive income (loss), net of taxes	(713)	8,148	635	2,281	4,432	6,713	14,783
Balance at end of year	(26,191)	(73,919)	(162,275)	(49,282)	16,252	(33,030)	(295,415)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Year ended December 31, 2023				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of year	(25,700)	(91,212)	(220,345)	(47,905)	7,710	(40,195)	(377,452)
Other comprehensive income (loss), net of taxes	222	9,145	57,435	(3,658)	4,110	452	67,254
Balance at end of year	(25,478)	(82,067)	(162,910)	(51,563)	11,820	(39,743)	(310,198)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCIL Components		Year ended
	Line item in the consolidated statements of operations, if any	December 31, 2025	December 31, 2024	December 31, 2023
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	33,254	(8,876)	19,420
Gains (losses) on net investment hedge	N/A	(26,835)	8,163	(19,198)
Net change		6,419	(713)	222

Held-to-maturity investment adjustments
Amortization of net gains (losses) to net income	Interest income on investments	7,895	8,148	9,145
Net change		7,895	8,148	9,145

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	76,247	355	60,199
Transfer of realized (gains) losses to net income	Net realized gains (losses) on AFS investments	—	—	14
Foreign currency translation adjustments of related balances	N/A	(2,259)	280	(2,778)
Net change		73,988	635	57,435

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	1,439	(288)	(5,762)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	2,341	2,358	2,284
Amortization of prior service (credit) cost	Non-service employee benefits expense	82	79	79
Change in deferred taxes	N/A	(1,135)	—	—
Foreign currency translation adjustments of related balances	N/A	(562)	132	(259)
Net change		2,165	2,281	(3,658)

Post-retirement healthcare plan
Net actuarial gain (loss)	N/A	871	6,219	4,919
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	(602)	524	524
Amortization of prior service (credit) cost	Non-service employee benefits expense	524	(2,311)	(1,333)
Net change		793	4,432	4,110

Other comprehensive income (loss), net of taxes		91,260	14,783	67,254

Note 23: Capital structure

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

Dividends Declared
During the year ended December 31, 2025, the Bank declared and paid cash dividends of $1.88 (December 31, 2024: $1.76, December 31, 2023: $1.76) for each common share as of the related record dates. On February 9, 2026, the Board of Directors declared an interim dividend of $0.50 per common share to be paid on March 9, 2026 to shareholders of record on February 23, 2026.

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

Regulatory Capital
Effective January 1, 2025, the Bank adopted the Basel Committee on Banking Supervision's revised standardized approach for credit risk framework as required by the BMA. Comparatives were prepared under the prior credit risk framework.

The Bank’s regulatory capital is determined in accordance with current Basel guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at December 31, 2025 and 2024. The following table sets forth the Bank's capital adequacy in accordance with the relevant Basel framework:

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

	December 31, 2025		December 31, 2024
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	1,102,302	N/A	1,066,058	N/A
Tier 1 capital	1,102,302	N/A	1,066,058	N/A
Tier 2 capital	6,189	N/A	107,061	N/A
Total capital	1,108,492	N/A	1,173,119	N/A

Risk Weighted Assets	3,991,389	N/A	4,539,376	N/A

Leverage Ratio Exposure Measure	14,520,704	N/A	14,679,662	N/A

Capital Ratios (%)
CET 1 capital	27.6%	10.0%	23.5%	10.0%
Tier 1 capital	27.6%	11.5%	23.5%	11.5%
Total capital	27.8%	13.5%	25.8%	13.5%
Leverage ratio	7.6%	5.0%	7.3%	5.0%

Note 24: Income taxes

Beginning January 1, 2025, the Bank adopted Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU provides additional disaggregated information about income taxes. The Bank is required to adopt these amendments for fiscal years beginning after December 15, 2024 and interim periods within fiscal years beginning after December 15, 2025. The Company has adopted this standard on a prospective basis. Comparatives were prepared under the prior Standards.

The Bank is incorporated in Bermuda, and pursuant to Bermuda law is not taxed on either income or capital gains. The Bank’s subsidiaries in the Cayman Islands and The Bahamas are not subject to any taxes in their respective jurisdictions on either income or capital gains under current law applicable in the respective jurisdictions. The Bank’s subsidiaries in Canada, the United Kingdom, Channel Islands, Switzerland, Singapore and Mauritius are subject to the tax laws of those jurisdictions.

For the years ended December 31, 2025, 2024, and 2023, the Bank had no uncertain tax positions.

The Bank records income taxes based on the enacted tax laws and rates applicable in the relevant jurisdictions for the years ended December 31, 2025, 2024, and 2023. For the years ended December 31, 2025, 2024, and 2023, the Bank did not incur any interest or pay any penalties.

Year ended
Income (loss) and income tax expense (benefit) from continuing operations	December 31, 2025
Domestic
Income from operations	65,164
Income tax benefit (expense)	—
Net income - Domestic	65,164

Foreign
Income from operations	172,802
Income tax benefit (expense)	(6,024)
Net income - Foreign	166,778

Total Net Income	231,942

	Year ended
Income taxes in consolidated statements of operations	December 31, 2024	December 31, 2023
Current tax expense	3,949	1,909
Deferred tax (recovery) expense	582	(1,142)
Total tax (benefit) expense	4,531	767

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Reconciliation between the Effective Income Tax Rate and the Statutory Income Tax Rate

	Year ended
	December 31, 2025
	$	%
Foreign tax effects
Guernsey
Income tax expense	3,065	1.3
Expenses not deductible for tax purposes	432	0.2
Prior year tax adjustments	34	—
Other	92	—
Jersey
Income tax expense	720	0.3
Expenses not deductible for tax purposes	5	—
Prior year tax adjustments	209	0.1
Other	(65)	—
UK
Income tax expense	513	0.2
Expenses not deductible for tax purposes	224	0.1
Utilisation of tax losses brought forward	(266)	(0.1)
Other	(68)	—
Canada
Income tax expense	547	0.2
Utilisation of tax losses brought forward	(17)	—
Switzerland
Income tax expense	373	0.2
Change in valuation allowance	(169)	(0.1)
Expenses not deductible for tax purposes	95	—
Singapore
Income tax expense	49	—
Expenses not deductible for tax purposes	210	0.1
Prior year tax adjustments	5	—
Mauritius
Income tax expense	33	—
Other	3	—
Income tax (benefit) expense at effective tax rate	6,024	2.5

	Year ended
	December 31, 2024		December 31, 2023
	$	%	$	%
Income tax expense in international offices taxed at different rates	4,440	2.0	2,814	1.2
Expenses not deductible for tax purposes	864	0.4	454	0.2
Prior year tax adjustments	(196)	(0.1)	45	—
Effect of change in tax rate	(117)	(0.1)	(76)	—
Change in valuation allowance	(566)	(0.3)	(2,192)	(1.0)
Other - net	106	—	(278)	(0.1)
Income tax (benefit) expense at effective tax rate	4,531	1.9	767	0.3

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Deferred income taxes	December 31, 2025	December 31, 2024

Deferred income tax asset
Tax loss carried forward	3,089	3,783
Allowance for compensated absence	22	23
Deferred income tax asset before valuation allowance	3,111	3,806
Less: valuation allowance	(485)	(721)
Deferred income tax asset after valuation allowance	2,626	3,085

Deferred income tax liability
Fixed assets	(472)	(531)
Pension asset	(1,157)	—
Total deferred income tax liability	(1,629)	(531)
Net deferred income tax assets	997	2,554

Management assesses the available positive and negative evidence to evaluate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as at December 31, 2025, a valuation allowance of $0.5 million (December 31, 2024: $0.7 million) has been recognized to record only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry-forward period change, or if there are changes in the available positive and negative evidence.

The Bank has net taxable loss carry forwards related to the Bank’s international operations of approximately $13.7 million (December 31, 2024: $16.9 million). Of these losses available to carry forward, $12.9 million (December 31, 2024: $16.2 million) have an indefinite life.

Note 25: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have deposits with the Bank, have loans and/or are guarantors for loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at December 31, 2025 and December 31, 2024. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2023	19,735
Net loans issued (repaid) during the year	(1,081)
Effect of changes in the composition of related parties	983
Balance at December 31, 2024	19,637
Net loans issued (repaid) during year	(256)
Effect of changes in the composition of related parties	(15,163)
Balance at December 31, 2025	4,218

Consolidated balance sheets	December 31, 2025	December 31, 2024
Deposits	92,182	92,182

	Year ended December 31
Consolidated statement of operations	2025	2024	2023
Interest and fees on loans	795	1,244	1,149
Total non-interest expense	340	188	202
Other non-interest income	271	269	230

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements
(In thousands of US dollars, unless otherwise stated)

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets		December 31, 2025	December 31, 2024
Loans		8,884	9,056
Deposits		545	811
Accrued interest and other liabilities		175	167

	Year ended December 31
Consolidated statement of operations	2025	2024	2023
Interest and fees on loans	706	780	827
Total non-interest expense	1,987	1,562	1,573
Other non-interest income	265	252	242

Investments
As at December 31, 2025, several Butterfield mutual funds which are managed by a wholly-owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets		December 31, 2025	December 31, 2024
Deposits		9,365	9,441
Accrued interest and other assets		461	—

	Year ended December 31
Consolidated statement of operations	2025	2024	2023
Asset management	12,345	11,003	9,461
Custody and other administration services	1,576	1,385	1,163
Other non-interest income	642	—	—
Interest expense - deposits	—	—	489

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

Note 26: Condensed financial statements of the parent company only

Condensed financial statements of the Bank of N.T. Butterfield & Son Limited (the ultimate parent company) without consolidation of its subsidiaries were as follows:

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Balance Sheets
(In thousands of US dollars)
	As at
	December 31, 2025	December 31, 2024
Assets
Cash and demand deposits with banks - Non-interest-bearing	42,328	36,383
Demand deposits with banks - Interest-bearing	39,026	37,645
Cash equivalents - Interest-bearing	500,808	725,121
Cash and cash equivalents	582,162	799,149
Securities purchased under agreements to resell	—	90,674
Short-term investments	194,658	220,055
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale (amortized cost: $1,593,811 (2024: 1,391,401))	1,565,021	1,323,837
Held-to-maturity (fair value: $969,388 (2024: $1,015,441))	1,110,056	1,210,265
Total investment in securities	2,675,077	2,534,102
Net assets of subsidiaries - Banks	625,464	588,843
Net assets of subsidiaries - Non-banks	76,001	63,169
Loans to third parties, net of allowance for credit losses	1,444,655	1,578,547
Loans to subsidiaries - Non-banks	32,445	31,847
Other assets, including accrued interest, premises, equipment and computer software, equity method investments, receivables from subsidiaries and other real estate owned	234,140	229,716
Total assets	5,864,602	6,136,102

Liabilities
Deposits
Non-interest bearing	1,669,092	1,600,902
Interest bearing	2,912,504	3,272,022
Total deposits	4,581,596	4,872,924
Employee benefit plans	84,456	83,578
Other liabilities, including accrued interest and payables to subsidiaries	56,699	60,063
Total other liabilities	141,155	143,641
Long-term debt	—	98,725
Total liabilities	4,722,751	5,115,290

Total shareholders’ equity	1,141,851	1,020,812
Total liabilities and shareholders’ equity	5,864,602	6,136,102

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Operations
(In thousands of US dollars)
	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Non-interest income
Banking	28,937	28,480	26,242
Foreign exchange revenue	12,147	10,699	11,253
Custody and other administration services	7,602	7,256	6,830
Other non-interest income	1,241	829	1,345
Dividends from subsidiaries - Banks	184,914	154,111	100,000
Dividends from subsidiaries - Non-banks	30,200	20,521	22,973
Total non-interest income	265,041	221,896	168,643
Interest income
Interest and fees on loans	111,492	121,204	129,626
Investments (none of the investment securities are intrinsically tax-exempt)	75,302	56,279	50,219
Cash and cash equivalents, securities purchased under agreements to resell and short-term investments	29,561	52,935	43,690
Total interest income	216,355	230,418	223,535
Interest expense
Deposits	41,578	54,271	34,064
Long-term debt	3,681	5,485	8,091
Securities sold under agreements to repurchase	35	106	66
Total interest expense	45,294	59,862	42,221
Net interest income before provision for credit losses	171,061	170,556	181,314
Provision for credit (losses) recoveries	2,725	(1,834)	(4,755)
Net interest income after provision for credit losses	173,786	168,722	176,559
Net gains (losses) on equity securities	—	—	46
Net gains (losses) on other real estate owned	—	50	(40)
Net other gains (losses)	22	35	4,005
Total other gains (losses)	22	85	4,011
Total net revenue	438,849	390,703	349,213
Non-interest expense
Salaries and other employee benefits	67,305	65,372	68,779
Technology and communications	34,962	34,073	32,241
Professional and outside services	35,447	33,488	32,959
Property	11,831	11,300	10,831
Indirect taxes	16,128	15,768	15,269
Non-service employee benefits expense	5,335	3,972	5,645
Marketing	3,624	3,606	3,194
Amortization of intangible assets	169	169	169
Other expenses	9,969	9,466	10,049
Total non-interest expense	184,770	177,214	179,136
Net income before equity in undistributed earnings of subsidiaries	254,079	213,489	170,077
Equity in undistributed earnings of subsidiaries	(22,137)	2,827	55,415
Net income	231,942	216,316	225,492
Other comprehensive income, net of tax	91,260	14,783	67,254
Total comprehensive income	323,202	231,099	292,746

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows from operating activities
Net income	231,942	216,316	225,492
Adjustments to reconcile net income to operating cash flows
Depreciation and amortization	15,818	16,628	14,792
Provision for credit losses (recoveries)	(2,725)	1,834	4,755
Share-based payments and settlements	22,246	21,003	20,812
Net change in equity securities at fair value	—	—	236
Net (gains) losses on other real estate owned	—	(50)	40
(Increase) decrease in carrying value of equity method investments	(112)	483	313
Dividends received from equity method investments	—	—	5,096
Equity in undistributed earnings of subsidiaries	22,137	(2,827)	(55,415)
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	263	(2,549)	10,626
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(1,820)	(13,456)	10,955
Cash provided by (used in) operating activities	287,749	237,382	237,702

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell having original maturities of 3 months of less	90,674	96,600	(127,403)
Short-term investments other than restricted cash: proceeds from maturities and sales	326,927	781,459	357,451
Short-term investments other than restricted cash: purchases	(302,226)	(417,695)	(869,466)
Available-for-sale investments: proceeds from maturities and pay downs	117,277	156,134	131,261
Available-for-sale investments: purchases	(320,255)	(694,620)	(41,426)
Held-to-maturity investments: proceeds from maturities and pay downs	100,789	99,962	112,348
Net (increase) decrease in loans to third parties	137,047	136,147	117,772
Net (increase) decrease in loans to non-bank subsidiaries	(597)	2,693	23,515
Additions to premises, equipment and computer software	(11,801)	(8,937)	(13,267)
Proceeds from sale of other real estate owned	—	588	646
Injection of capital in subsidiary	(430)	—	(58,477)
Return of capital from a subsidiary	—	(1,878)	—
Cash provided by (used in) investing activities	137,405	150,453	(367,046)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (continued)
(In thousands of US dollars, unless otherwise stated)

The Bank of N.T. Butterfield & Son Limited (parent company only)
Condensed Statements of Cash Flows
(In thousands of US dollars)
	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows from financing activities
Net increase (decrease) in deposits	(326,738)	281,518	(147,941)
Repayment of long-term debt	(100,000)	—	(75,000)
Common shares repurchased	(146,686)	(155,305)	(88,590)
Cash dividends paid on common shares	(77,723)	(79,581)	(86,186)
Cash provided by (used in) financing activities	(651,147)	46,632	(397,717)
Net increase (decrease) in cash, cash equivalents and restricted cash	(225,993)	434,467	(527,061)
Cash, cash equivalents and restricted cash: beginning of year	818,299	383,832	910,893
Cash, cash equivalents and restricted cash: end of year	592,306	818,299	383,832

Components of cash, cash equivalents and restricted cash at end of year
Cash and cash equivalents	582,162	799,149	370,484
Restricted cash included in short-term investments on the consolidated balance sheets	10,144	19,150	13,348
Total cash, cash equivalents and restricted cash at end of year	592,306	818,299	383,832

Supplemental disclosure of cash flow information
Cash interest paid	47,883	58,864	39,412

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	—	87	336
Initial recognition of right-of-use assets and operating lease liabilities	77	—	—

Note 27: Subsequent events

On February 9, 2026, the Board of Directors declared an interim dividend of $0.50 per common share to be paid on March 9, 2026 to shareholders of record on February 23, 2026.

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

4.3	Subordinated Debt Securities Indenture between The Bank of N.T. Butterfield & Son Limited and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's report on Form 6-K filed on May 24, 2018)
4.4	Second Supplemental Indenture, between The Bank of N.T. Butterfield & Son Limited and The Bank of New
York Mellon Trust Company, N.A., as Trustee, dated as at June 11, 2020, to Subordinated Debt Securities
Indenture, dated as at May 24, 2018 (incorporated by reference to Exhibit 4.1 to the registrant's report on
Form 6-K filed on June 11, 2020)
4.5	The Bank of N.T. Butterfield & Son Limited 2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 4.4 to the registrant’s registration statement on Form S-8, filed on November 2, 2021)
8	List of Subsidiaries
11	Insider Trading Policy (incorporated by reference to Exhibit 11 to the registrant's report on Form 20-F filed on February 19, 2025)
12.1	Certification of the Chairman & Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification of the Chairman & Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Ltd.
97	Clawback Policy: Recovery of erroneously awarded incentive-based compensation (incorporated by reference to Exhibit 97 to the registrant's report on Form 20-F filed on February 19, 2025)
101
The following materials from our annual report on Form 20-F for the year ended December 31, 2025 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Financial Statements and (ii) the Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
                                    The Bank of N.T. Butterfield & Son Limited

By:	/s/ Michael Collins
Name:	Michael Collins
Title:	Chairman & Chief Executive Officer
Date:	February 18, 2026

Glossary of abbreviations and defined terms

2020 AMLA        Anti-Money Laundering Act of 2020
AFS        Available-for-sale
AI        Artificial Intelligence
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
BOA        Beneficial Ownership Act 2025
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
DPAJL         Data Protection Authority (Jersey) Law, 2018
DPJL        Data Protection (Jersey) Law, 2018
DPL 2017         The Data Protection (Bailiwick of Guernsey) Law, 2017
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
IT        Information Technology
Jersey DCS     Jersey Bank Deposit Compensation Scheme
JFSC         Jersey Financial Services Commission
JOIC         Jersey Office of the Information Commissioner
KBRA         Kroll Bond Rating Agency
KYC        Know your customer
LCF        The Lending, Credit and Finance (Bailiwick of Guernsey) Law
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
OCL        Other comprehensive loss
OECD        Organization for Economic Cooperation and
Development
OFAC         US Treasury Department's Office of Foreign Assets
Control
OREO         Other Real Estate Owned
OTC        Over-the-counter
OTL     Over-the-Limit Fees and Unauthorized Overdraft Fees
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
ROC        Registrar of Companies
ROE         Return on average common shareholders' equity
RPCC        Risk Policy and Compliance Committee
RWA         Risk-weighted Assets
S&P         Standard & Poor's
SA-CCR        Standardized Approach for measuring Counterparty
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